Form 20-F
period 1998-12-31
REED INTERNATIONAL PLC; ELSEVIER NV /
filed 1999-03-25
CIK 929869, 929872

As filed with the Securities and Exchange Commission on March 25, 1999
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                   ----------
[ ] (REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE SECURITIES
    EXCHANGE ACT OF 1934
                                       or
[X] ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT
    OF 1934

                   For the fiscal year ended December 31, 1998
                                       or
[ ] TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE
    ACT OF 1934

                       For the transition period from to
                         Commission file number: 1-3334

              REED INTERNATIONAL P.L.C.                                                    ELSEVIER NV
(Exact name of Registrant as specified in its charter)               (Exact name of Registrant as specified in its charter)
                     England                                                             The Netherlands
    (Jurisdiction of incorporation or organisation)                      (Jurisdiction of incorporation or organisation)
               25 Victoria Street                                                 Van de Sande Bakhuyzenstraat 4
                London SW1H 0EX                                                          1061 AG Amsterdam
                     England                                                             The Netherlands
        (Address of principal executive offices)                             (Address of principal executive offices)


Securities registered or to be registered pursuant to section 12(b) of the Act:

Title of each class Reed International P.L.C.:                    Name of exchange on which registered
  American Depositary Shares (each representing four Reed
   International P.L.C. Ordinary Shares)                          New York Stock Exchange
  Ordinary Shares of 12.5p each
  (the "Reed International Ordinary Shares")                      New York Stock Exchange*

 Elsevier NV:
   American Depositary Shares
    (each representing two Elsevier NV Ordinary Shares)           New York Stock Exchange
   Ordinary Shares of Dfl0.10 each
    (the "Elsevier Ordinary Shares")                              New York Stock Exchange*

------------
* Listed, not for trading, but only in connection with the listing of the applicable Registrant's American Depositary Shares issued in respect thereof.

Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
                                   ----------

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
                                   ----------

Indicate the number of outstanding shares of each of the issuers' classes of capital or common stock as of December 31, 1998:

Title of each class                                 Number of outstanding shares
Reed International P.L.C.:
  Preference Shares (cumulative) of L1.00 each
  Redeemable at par at the option of Reed International
        3.15%.....................................................     1,500,000
        3.85%.....................................................     1,200,000
  Non-redeemable
        3.50%.....................................................       317,766
        4.90%.....................................................     1,050,587
        Ordinary Shares of 12.5p each (previously 25p)............ 1,144,498,877
Elsevier NV:
  Ordinary Shares of Dfl0.10 each.................................   667,303,771
  R-shares of Dfl1.00 each (held indirectly
    by Reed International P.L.C.).................................     4,049,951
                                   ----------

Indicate by check mark whether the registrants (1) have filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) have been subject to such filing requirements for the past 90 days:
                              Yes   [X]         No [ ]

Indicate by check mark which financial statement item the registrants have elected to follow:
                              Item 17  [ ]      Item 18  [X]

================================================================================

                               TABLE OF CONTENTS
                                                                            Page
                                                                            ----
DEFINITIONS ...............................................................    1
FORWARD-LOOKING STATEMENTS ................................................    1
PART I
     ITEM 1:  DESCRIPTION OF BUSINESS .....................................    2
     ITEM 2:  DESCRIPTION OF PROPERTY .....................................   17
     ITEM 3:  LEGAL PROCEEDINGS ...........................................   17
     ITEM 4:  CONTROL OF REGISTRANTS ......................................   18
              Reed International ..........................................   18
              Elsevier ....................................................   18
              Reed Elsevier ...............................................   18
     ITEM 5:  NATURE OF TRADING MARKET ....................................   21
              Reed International ..........................................   21
              Elsevier ....................................................   22
     ITEM 6:  EXCHANGE CONTROLS AND OTHER LIMITATIONS
              AFFECTING SECURITY HOLDERS ..................................   23
              Reed International ..........................................   23
              Elsevier ....................................................   23
     ITEM 7:  TAXATION ....................................................   24
              Reed International ..........................................   24
              Elsevier ....................................................   27
     ITEM 8:  SELECTED FINANCIAL DATA .....................................   30
              Reed Elsevier ...............................................   30
              Reed International ..........................................   32
              Elsevier ....................................................   34
     ITEM 9:  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
              CONDITIONS AND RESULTS OF OPERATIONS ........................   37
              Reed Elsevier ...............................................   37
              Reed International ..........................................   48
              Elsevier ....................................................   49
     ITEM 9A: QUANTITATIVE AND QUALITATIVE DISCLOSURES
              ABOUT MARKET RISK ...........................................   50
              Reed Elsevier ...............................................   50
     ITEM 10: DIRECTORS AND OFFICERS OF REGISTRANTS .......................   52
              Reed Elsevier ...............................................   52
              Reed International ..........................................   52
              Elsevier ....................................................   53

                                                                            Page
                                                                            ----
     ITEM 11: COMPENSATION OF DIRECTORS AND OFFICERS ......................   56
     ITEM 12: OPTIONS TO PURCHASE SECURITIES FROM
              REGISTRANTS OR SUBSIDIARIES .................................   60
              Reed International ..........................................   60
              Elsevier ....................................................   62
              Reed Elsevier ...............................................   63
     ITEM 13: INTERESTS OF MANAGEMENT IN CERTAIN TRANSACTIONS .............   66
              Reed International ..........................................   66
              Elsevier ....................................................   66

PART II
     ITEM 14: DESCRIPTION OF SECURITIES TO BE REGISTERED ..................   66
              Reed International ..........................................   66
              Elsevier ....................................................   66

PART III
     ITEM 15: DEFAULTS UPON SENIOR SECURITIES .............................   66
              Reed International ..........................................   66
              Elsevier ....................................................   66
     ITEM 16: CHANGES IN SECURITIES AND CHANGES IN SECURITY
              FOR REGISTERED SECURITIES ...................................   66
              Reed International ..........................................   66
              Elsevier ....................................................   66

PART IV
     ITEM 17: FINANCIAL STATEMENTS* .......................................   66
     ITEM 18: FINANCIAL STATEMENTS ........................................   66
     ITEM 19: FINANCIAL STATEMENTS AND EXHIBITS ...........................  F-1


* The registrants have responded to Item 18 in lieu of responding to this Item.

                                  DEFINITIONS

     The following definitions apply throughout this Annual Report unless the context otherwise requires:

"Reed               Reed International P.L.C.
 International"

"Elsevier"          Elsevier NV

"Merger" The merger on January 1, 1993 of the businesses of Reed International and Elsevier; see "Description of the Business Introduction".

"Reed Elsevier"     The  collective  reference to the separate legal entities of
                    Reed  International,  Elsevier,  Reed Elsevier plc, Elsevier
                    Reed Finance BV and their respective subsidiaries.

"Combined           The  collective  reference  to the  businesses  of  all  the
 Businesses"        entities comprising Reed Elsevier.

"Combined           The financial statements of the Combined Businesses.
 Financial
 Statements"

"U.K. GAAP"         Generally  accepted  accounting  principles  in  the  United
                    Kingdom.

"Dutch GAAP"        Generally accepted accounting principles in The Netherlands.

"U.K. and           Accounting  policies  that comply  with both U.K.  and Dutch
 Dutch GAAP"        generally accepted accounting principles.

"U.S. GAAP"         Generally  accepted  accounting  principles  in  the  United
                    States.

"Noon Buying        The noon  buying  rate in New York City for cable  transfers
 Rate"              for a specified  territory as certified for customs purposes by the Federal Reserve Bank of New York.

     In this Annual Report references to "U.S. Dollars" or "$" are to U.S. currency, references to "pounds sterling", "sterling", "L", "pence" or "p" are to U.K. currency and references to "Dutch guilders", "guilders" or "Dfl" are to Dutch currency. The rates used in the preparation of the Combined Financial Statements for the fiscal year ended December 31, 1998 were $1.66 per L1.00 and $0.51 per Dfl1.00 for income statement items (the average prevailing exchange rate during the year) and $1.66 per L1.00 and $0.53 per Dfl1.00 for balance sheet items (the rate prevailing at December 31, 1998). For a discussion of the effects of currency fluctuations on Reed Elsevier's combined results of operations and combined financial position, see "Management's Discussion and Analysis of Financial Conditions and Results of Operations --- Reed Elsevier". Noon Buying Rates are not used in the preparation of the Combined Financial Statements included in this Annual Report except where indicated for certain convenience translations. At December 31, 1998, the Noon Buying Rates were $1.66 per L1.00 and $0.53 per Dfl1.00; at March 10, 1999 the Noon Buying Rates were $1.63 per L1.00 and $0.50 per Dfl1.00.

     Since January 4, 1999, the prices of all shares listed on the Amsterdam Stock Exchange, including Elsevier, have been quoted in euros rather than Dutch guilders. For the 1999 financial year Elsevier will continue to maintain the Dutch guilder as its primary currency for the presentation of financial information and the declaration of dividends. For the convenience of the reader supplementary financial information in euros is presented for Elsevier. This information has been translated into euros at the Official Conversion Rate of Dfl2.20371 per k1.00. References to "euros" and "k" are to the currency of the European Economic and Monetary Union. For a discussion of the effects of the introduction of the euro on Reed Elsevier's combined results of operations and combined financial position, see "Management's Discussion and Analysis of Financial Conditions and Results of Operations --- Reed Elsevier".

                           FORWARD-LOOKING STATEMENTS

     This Annual Report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements are based on the beliefs of the management of the Combined Businesses as well as assumptions made by, and information currently available to, the management of the Combined Businesses. These forward-looking statements are subject to a number of risks and uncertainties and actual results and events could differ materially from those currently anticipated as reflected in such forward-looking statements. The terms "expect", "should be", "will be" and similar expressions identify forward-looking statements. Factors which may cause or contribute to different future outcomes from those foreseen in forward-looking statements include, but are not limited to, those discussed in Item 1, "Description of Business", Item 9, "Management's Discussion and Analysis of Financial Conditions and Results of Operations" and Item 9A, "Quantitative and Qualitative Disclosures about Market Risk", as well as general economic and business conditions in Reed Elsevier's markets, customers' acceptance of its products and services, the actions of competitors, technological change, and the impact on Reed Elsevier of internal and external Year 2000 issues and risks.

                                     PART I

                        ITEM 1: DESCRIPTION OF BUSINESS

Introduction and Structure

     Reed Elsevier is one of the world's leading publishers and information providers based on net sales. Its activities include scientific, professional and business publishing. Its principal operations are in North America and Europe. For the year ended December 31, 1998, Reed Elsevier had total net sales of approximately L3.2 billion and an average of approximately 26,100 employees. In 1998, North America represented Reed Elsevier's largest single geographic market, based on net sales by destination, contributing 54% of Reed Elsevier's total net sales.

     Reed Elsevier came into existence on January 1, 1993 when Reed International and Elsevier contributed their businesses to two jointly owned companies, Reed Elsevier plc and Elsevier Reed Finance BV. Reed Elsevier plc, which owns all the publishing and information businesses, is incorporated in England, and Elsevier Reed Finance BV, which owns the finance activities, is incorporated in the Netherlands. Reed International and Elsevier have retained their separate legal and national identities and are publicly held companies with separate stock exchange listings in London, Amsterdam and New York.

     Reed International and Elsevier each holds a 50% interest in Reed Elsevier plc. Reed International holds a 46% interest in Elsevier Reed Finance BV, with Elsevier holding a 54% interest. Reed International additionally holds a 5.8% indirect economic interest in Elsevier, as shown in the structure diagram. This equity interest reflects the higher market capitalisation of Reed International, relative to Elsevier, in the period immediately preceding the Merger. It has been taken into account in determining the equalization ratio whereby one Elsevier Ordinary Share is intended to confer equivalent economic interests to
1.538 Reed International Ordinary Shares. The equalization ratio is subject to change to reflect share splits and similar events that affect the number of outstanding ordinary shares of either Reed International or Elsevier.

     Under the equalization arrangements, Reed International shareholders have a 52.9% economic interest in the net income of Reed Elsevier and Elsevier shareholders (other than Reed International) have a 47.1% economic interest in the net income of Reed Elsevier. Holders of ordinary shares in Reed International and Elsevier enjoy substantially equivalent dividend and capital rights with respect to their ordinary shares.

     The boards of both Reed International and Elsevier have agreed, except in exceptional circumstances, to recommend equivalent gross dividends (including, with respect to the dividend on Reed International Ordinary Shares, the associated U.K. tax credit currently 20%, reducing to 10% on April 6, 1999 and applicable for the 1998 final dividend), based on the equalization ratio. A Reed International Ordinary Share pays dividends in U.K. currency and is subject to UK tax law with respect to dividend and capital rights. An Elsevier Ordinary Share pays dividends in Dutch currency and is subject to Dutch tax law with respect to dividend and capital rights.

     The following diagram presents a simplified view of the structure of Reed Elsevier.

REED INTERNATIONAL                             ELSEVIER SHAREHOLDERS
------------------                             ---------------------

REED INTERNATIONAL P.L.C.            5.8%           ELSEVIER NV
-------------------------                           -----------

     50%           50%                           46%            54%

    REED ELSEVIER plc                          ELSEVIER REED FINANCE BV
    (PUBLISHING AND                               (FINANCE ACTIVITIES)
INFORMATION BUSINESSES)                        ------------------------
-----------------------


     The principal assets of Reed International comprise its 50% interest in Reed Elsevier plc, its 46% interest in Elsevier Reed Finance BV, its 5.8% indirect interest in Elsevier and certain amounts receivable from subsidiaries of Reed Elsevier plc. The principal assets of Elsevier comprise its 50% interest in Reed Elsevier plc, its 54% interest in Elsevier Reed Finance BV and certain amounts receivable from subsidiaries of Reed Elsevier plc and Elsevier Reed Finance BV. Elsevier also owns shares, carrying special dividend rights, in certain of the Dutch subsidiaries of Reed Elsevier plc. These shares enable Elsevier to receive dividends from companies within its tax jurisdiction, thereby mitigating potential tax costs for Reed Elsevier.

History and Development of Reed International Prior to the Merger

     Reed International was founded in 1903, although certain of its publications originated in the 19th century. Reed International was originally a paper manufacturing company. It diversified into publishing in 1970 which developed into a significant business by 1986, at which time the Board of Reed International decided to concentrate on publishing and information businesses. Over the period up to the Merger, Reed International disposed of its manufacturing businesses and made a number of significant acquisitions of publishing and information businesses. Reed International's strategic focus within the publishing and information businesses was directed primarily towards higher margin, subscription-based businesses in English language markets. Total Reed International acquisition expenditure for the five years ended December 31, 1992 was in excess of L1.5 billion.

History and Development of Elsevier Prior to the Merger

     Elsevier was formed in 1880 when a number of established Dutch publishers and booksellers pooled their interests. Initially, Elsevier's activities comprised small scale publishing for the general trade market. After World War II, Elsevier broadened the scope of its operations, diversifying into consumer magazines, newspapers, business publications and commercial printing and achieving considerable growth as a publisher of English language scientific journals. Since the late 1980's, Elsevier's strategy has been directed primarily towards expansion in publishing and information in English language information markets. This strategy resulted in the disposal of Elsevier's commercial printing and consumer book publishing operations and in the acquisition in the United States of a number of publishing houses active in the fields of scientific, professional and business to business publishing. Elsevier's total acquisition expenditure for the five years ended December 31, 1992 was approximately Dfl2.3 billion (L700 million).

Strategy

     The principal objective of the Merger was to achieve enhanced long term growth through the integration of complementary businesses with similar strategies. Management believes that the Combined Businesses possess greater financial and management strength than would have been the case for Reed International and Elsevier individually. This greater financial and management strength, together with stronger representation in global markets, both in terms of geographical coverage and product range, better positions Reed Elsevier to identify and exploit opportunities for the continued development of new products and penetration into new markets.

     Reed Elsevier's principal objective is to produce sustainable and above-average earnings growth over the longer term through a strategy of focusing on leading positions in the growing markets for professional, scientific and business information worldwide and delivering valuable information through innovative products and services whether in print or electronic form.

     In pursuit of this strategy, Reed Elsevier has made strategic acquisitions in scientific, professional and business to business markets and other smaller acquisitions to enhance existing activities. Since the Merger, the principal acquisitions have been; Editions du Juris-Classeur, formerly Editions Techniques, a prominent French legal publisher, which was acquired in July 1993 for approximately FF650 million (L76 million); Official Airline Guides, an independent U.S. provider of travel information and services, which was acquired in September 1993 for approximately $415 million (L277 million); LEXIS-NEXIS, formerly known as Mead Data Central, a provider of full-text online information services in the legal, news and business areas, which was acquired in December 1994 for approximately $1.5 billion (L1.0 billion); Tolley Publishing Company, a legal and tax publisher in the United Kingdom, which was acquired in August 1996 for L101 million; MDL Information Systems Inc., a U.S. company specialising in software systems and information databases for the scientific research and development industry, which was acquired in April 1997 for $320 million (L195 million), and Chilton Business Group, a U.S. business information publisher, which was acquired in September 1997 for $447 million (L273 million). In November 1996, Reed Elsevier formed a joint venture with Times Mirror Company to own and operate Shepard's, the premier US legal citation business. In August 1998, Reed Elsevier acquired Matthew Bender, a leading US publisher of secondary legal content and the remaining 50% of Shepard's from Times Mirror for $1.65 billion (L1.0 billion). In addition, Reed Elsevier has made a significant number of smaller acquisitions since the merger and total acquisition expenditure in the six years ended December 31, 1998 was approximately L3.7 billion.

     As part of Reed Elsevier's major portfolio refocus on scientific, professional and business markets, at the end of 1995, the newspaper businesses in the United Kingdom and The Netherlands and the consumer magazine businesses in the United States and The Netherlands were divested in five separate transactions yielding gross proceeds of L751 million. In 1995, it was announced that, as part of this major divestment program, Reed Elsevier intended to dispose of its consumer book publishing business, the sale of which was completed in 1998. In 1998, Reed Elsevier also completed the last major step in its withdrawal from consumer publishing markets with the divestment of IPC Magazines in the United Kingdom, yielding gross proceeds of L878 million.

     In October 1997 Reed Elsevier announced a proposed merger of its businesses with those of the Dutch publisher Wolters Kluwer NV. On March 9, 1998 it was announced that the proposed merger with Wolters Kluwer had been abandoned. The proposed merger was expected to provide attractive strategic and other benefits to each of the parties. The Boards of Reed

International and Elsevier had to conclude, however, that the revisions to the merger terms that Wolters Kluwer sought --- reflecting in the main their concerns about the impact of regulatory approvals --- meant that the merger could no longer be seen to be in the best interests of shareholders.

     Development of Reed Elsevier's portfolio and the product portfolios within each business will continue to be a priority. This is expected to be achieved by investment in the development of product offerings to meet evolving customer needs and through acquisitions to support growing businesses. The organizational structure and competencies of Reed Elsevier are also being adapted and developed to meet the challenges of providing information in electronic as well as hard copy formats.

Reed Elsevier

     Reed Elsevier is one of the world's largest publishers and information providers based on net sales. Its activities include scientific, professional and business publishing. Net sales are derived principally from subscriptions, advertizing sales, circulation and copy sales and exhibition fees. In 1998, 36% of Reed Elsevier's net sales from continuing businesses was derived from subscriptions, 25% from advertizing sales, 20% from circulation and copy sales, 9% from exhibition fees and 10% from other sources. Subscription sales are defined as net sales derived from the periodic distribution or update of a product which is usually prepaid, while circulation and copy sales include all other net sales from the distribution of a product, usually on cash or credit terms. Both subscription and circulation and copy sales include the electronic distribution of products and subscription and transactional sales of online services. Approximately one fifth of Reed Elsevier's net sales from continuing businesses are derived from electronic information products.

     The following table shows net sales of Reed Elsevier by business segment and on the basis of geographic origin and markets and adjusted operating income of Reed Elsevier, which is stated before exceptional items and the amortization of goodwill and intangible assets, by business segment and on the basis of its geographic origin, in each of the three years ended December 31, 1998:

                                                          Net Sales                          Adjusted Operating Income(1)(2)
                                      ----------------------------------------------   ---------------------------------------------
                                             1996            1997            1998           1996            1997             1998
                                      --------------  --------------  --------------   ------------    -------------   -------------
                                          L               L               L                L               L               L
                                      million     %   million     %   million     %    million   %     million    %    million    %
Business Segment
Scientific .........................     553      16     571      17     622      20     231      27     230      26     223      27
Professional .......................   1,037      31   1,076      31   1,154      36     268      31     296      34     330      41
Business ...........................   1,307      39   1,340      39   1,387      43     288      34     286      32     260      32
                                       -----   -----   -----   -----   -----   -----   -----   -----   -----   -----   -----   -----
Continuing Operations ..............   2,897      86   2,987      87   3,163      99     787      92     812      92     813     100
Discontinued Operations(3) .........     484      14     430      13      28       1      69       8      73       8      --
                                       -----   -----   -----   -----   -----   -----   -----   -----   -----   -----   -----   -----
Total ..............................   3,381     100   3,417     100   3,191     100     856     100     885     100     813     100
                                       =====   =====   =====   =====   =====   =====   =====   =====   =====   =====   =====   =====

Geographic Origin(4)
North America ......................   1,438      43   1,512      44   1,663      52     358      42     394      45     390      48
United Kingdom .....................     654      19     694      20     692      22     199      23     207      23     204      25
The Netherlands ....................     369      11     369      11     383      12     128      15     123      14     128      16
Rest of Europe .....................     279       8     263       8     293       9      74       9      69       8      76       9
Asia/Pacific .......................     157       5     149       4     132       4      28       3      19       2      15       2
                                       -----   -----   -----   -----   -----   -----   -----   -----   -----   -----   -----   -----
Continuing Operations ..............   2,897      86   2,987      87   3,163      99     787      92     812      92     813     100
Discontinued Operations(3) .........     484      14     430      13      28       1      69       8      73       8      --
                                       -----   -----   -----   -----   -----   -----   -----   -----   -----   -----   -----   -----
Total ..............................   3,381     100   3,417     100   3,191     100     856     100     885     100     813     100
                                       =====   =====   =====   =====   =====   =====   =====   =====   =====   =====   =====   =====

Geographic Market(4)
North America ......................   1,523      45   1,582      46   1,726      54
United Kingdom .....................     423      13     432      13     483      15
The Netherlands ....................     192       6     208       6     222       7
Rest of Europe .....................     414      12     401      12     407      13
Asia/Pacific .......................     345      10     364      10     325      10
                                       -----   -----   -----   -----   -----   -----
Continuing Operations ..............   2,897      86   2,987      87   3,163      99
Discontinued Operations(3) .........     484      14     430      13      28       1
                                       -----   -----   -----   -----   -----   -----
Total ..............................   3,381     100   3,417     100   3,191     100
                                       =====   =====   =====   =====   =====   =====

-----------
(1) Adjusted operating income is shown after share of profit in joint ventures and before exceptional items and the amortization of goodwill and intangible assets.
(2) Exceptional items are significant items within Reed Elsevier's ordinary activities which, under U.K. and Dutch GAAP, are required to be disclosed separately due to their size or incidence. Exceptional items before tax totalled L603 million (profit) in the year ended December 31, 1998, L448 million (loss) in the year ended December 31, 1997, and L24 million (profit) in the year ended December 31, 1996. See "Management's Discussion and Analysis of Financial Conditions and Results of Operations --- Reed Elsevier" and note 5 to the audited Combined Financial Statements for a further description of these items.

(3) Discontinued operations, are presented in accordance with U.K. and Dutch GAAP, and comprise IPC Magazines and the consumer book publishing operations which were the final elements of the Consumer segment sold in the year.
(4) The analysis by geographic origin attributes net sales and adjusted operating income to the territory where the product originates. The analysis by geographic market attributes net sales on the basis of the destination market.

     Reed Elsevier's businesses compete for circulation and marketing expenditures in the scientific, professional and business information markets. The bases of competition include, for readers and users of the information, the quality and variety of the editorial content, the quality of the software to access the information, the timeliness and the price of the products and, for advertizers, the quality and the size of the audiences targeted.

     Each operating business of Reed Elsevier plc is managed by a chief executive who is or reports to an executive director of Reed Elsevier plc. Individual business units comprise corporate entities or divisions of corporate entities located in the countries in which subsidiaries of Reed Elsevier plc operate.

     The following structure chart shows the main business units by reference to business segment and geographical location.


Business Segment                                       Geographic Location
               North America(1)       United Kingdom      The Netherlands       Rest of Europe             Asia/Pacific
               ----------------       --------------      ---------------       --------------             ------------
Scientific    Elsevier Science       Elsevier Science     Elsevier Science      Elsevier Science,          Elsevier Science,
              Excerpta Medica        The Lancet           Excerpta Medica        Republic of Ireland        Japan
               Communications                              Communications       Elsevier Science,          Excerpta Medica
              Springhouse                                                        Switzerland                Communications,
               Corporation                                                      Editions Scientifiques      Japan
              MDL Information                                                    et Medicales
               Systems, Inc.                                                     Elsevier, France
                                                                                Beilstein, Germany

Professional  LEXIS-NEXIS            Butterworths         Elsevier Opleidingen  Editions du Juris--        Butterworths, Australia
              LEXIS Law Publishing   Tolley Publishing                           Classeur, France          Butterworths, South
              Matthew Bender         Heinemann                                  Verlag Orac, Austria        East Asia
              Shepard's              Ginn                                       Dott. A. Giuffre Editore,  Butterworths,
              Martindale-Hubbell     Butterworth-                                Italy (40%)                South Africa (50.01%)
              Congressional           Heinemann                                 Stampfli Verlag,           Rigby Heinemann,
               Information                                                       Switzerland (40%)          Australia
               Services                                                         Wydawnictwa                Depalma, Argentina
              Butterworths, Canada                                               Prawnicze PWN,            Abeledo Perrot,
              Rigby                                                              Poland (50%)               Argentina (66%)
              Greenwood-Heinemann

Business      Reed Exhibition          Reed Exhibition      Elsevier Business   Reed Midem                 Reed Exhibitions,
              Companies(3)              Companies(3)         Information(2)      Organisation,              Japan(3)
              Cahners Business         Reed Business                             France(3)                 Reed Exhibitions,
               Information              Information                             OIP, France(3)              Singapore(3)
              OAG Worldwide(4)         OAG Worldwide(4)                         Messe Salzburg,            Reed Exhibitions,
              Cahners Travel Group(4)                                            Austria(3)                 Australia(3)
              REZsolutions, Inc.                                                Pan European               Reed Business
              (67%)                                                              Publishing Company,        Information,
                                                                                 Belgium(2)                 Australia
                                                                                Elsevier Informacion       OAG Worldwide,
                                                                                 Profesional, Spain(2)      Singapore(4)
                                                                                Reed Elsevier
                                                                                 Deutschland,(2)
                                                                                 Germany
                                                                                Editions Prat, France(2)
                                                                                Groupe Strategies,
                                                                                 France(2)

------------
(1)  U.S. unless otherwise stated
(2)  These businesses form part of Elsevier Business Information
(3)  These businesses form part of Reed Exhibition Companies
(4) Effective January 1998 the activities of Reed Travel Group were restructured. The Hotel Directories and Travel Business Magazines divisions became part of Cahners Business Information, as Cahners Travel Group and its Airline Guides division was renamed OAG Worldwide and became part of Reed Business Information.

                               REED ELSEVIER PLC
Scientific
                                                    % change      %change
                              1997          1998    at actual   at constant
                           L million     L million    rates       rates(1)
Net sales                  ---------     ---------    -----       --------
 Elsevier Science..........    465          513        +10%          +12%
 Medical Business..........    106          109         +3%           +5%
                              ----         ----       --------       ----
                               571          622         +9%          +11%
                              ====         ====       ========       ====
Adjusted operating income..    230          223         -3%           -1%
                              ====         ====       ========
Operating margin...........   40.3%        35.9%      -4.4 pts
                              ====         ====       ========
-----------
(1) Represents percentage change over 1997 at constant rates of exchange, which have been calculated using the average exchange rates for 1997.

     The Scientific segment of Reed Elsevier comprises worldwide scientific and medical publishing and communications businesses. For the years ended December 31, 1998, December 31, 1997 and December 31, 1996, the Scientific segment achieved net sales of L622 million, L571 million and L553 million, respectively, and adjusted operating income of L223 million, L230 million and L231 million, respectively. The Scientific segment represented approximately 20% of Reed Elsevier's total net sales and 27% of Reed Elsevier's total adjusted operating income for the year ended December 31, 1998.

Scientific

     Within the Scientific segment, Elsevier Science's scientific information businesses contributed approximately 82% of the total net sales in the year ended 31 December, 1998.

     Elsevier Science. Elsevier Science is the leading international publisher of scientific information, with headquarters in the Netherlands and operations located around the globe. Through a number of imprints including Elsevier, Pergamon, Excerpta Medica and North Holland, Elsevier Science supplies scientific information through journals, books, CD-ROMs and online to research libraries, scientists and professional markets serving an increasingly wide range of research fields. Elsevier Science is integral to the scientific community through the publication of more than 1,200 subscription based journals with more than 150,000 new research articles published each year, focused on the life sciences, chemistry and physical sciences. These peer-reviewed publications are an essential conduit for the dissemination of research findings. Other publishing programs include econometrics, statistics, geology, computer sciences, management and psychology. Among Elsevier Science's most widely known and largest print journals are Biochimica et Biophysica Acta, Brain Research, Neuroscience and Biology of the Cell in the life sciences; Annals of Thoracic Surgery in the medical sciences; Tetrahedron and Journal of Chromatography in chemistry; Physics Letters and Solid State Communications in the physical sciences; Journal of Financial Economics in economics; and Artificial Intelligence in the computer sciences field. Elsevier Science also publishes secondary material in the form of supporting bibliographic data, indexes and abstracts, and tertiary layers of information in the form of review and reference works, including the Trends series and Encylopaedia of Neuroscience. In addition the company publishes conference proceedings, letters, journals for rapid communications, handbooks, bulletins, magazines, dictionaries, newsletters, and sponsored publications.

     Elsevier Science offers a number of sophisticated secondary databases, available electronically online or on CD-ROM. These include: EMBASE, covering pharmaceutical and biomedical sciences; Compendex, covering all the engineering disciplines; Geobase, focusing on geoscience and related areas; Beilstein Database, acquired in 1998, providing online access to approximately eight million chemical structures with linked descriptions of the properties, reactions, preparations, citations and other relevant data; and Elsevier BIOBASE, a biological science database. Elsevier Science also maintains such highly specialized databases as World Textiles and FLUIDEX. All of these databases are available in one source, the OPSBANK database.

     During 1998 several new titles were launched reflecting the continuing trend of increased scientific specialization. These include: Materials Science in semiconductor processing; Physica E, dealing with the physics of nano structures; Ocean Modelling, covering developments in ocean and atmospheric data management; Journal of Financial Markets, focusing on modelling techniques in securities pricing and trading; Integrative Medicine, reviewing developments in the integration of conventional and alternative medicine; and Environmental Science and Policy.

     Elsevier Science has added to this organic development of new journals by selective acquisitions. These included MAGMA, the journal of the European Society for Magnetic Resonance in Medicine and Biology, and the American Journal of Ophthalmology, a respected journal in its field. Elsevier Science strengthened its services in the growing area of the `soft' sciences, comprising social sciences, business and economics, by acquiring JAI Press/Ablex publishing.

     ScienceDirect, the web-based scientific database, was commercially launched in 1998. This was the culmination of a major investment program over the last two years and sets a new standard in the electronic distribution of scientific content. It is a comprehensive database of scientific, medical and technical literature written and peer-reviewed by experts in their field. The system uses the sophisticated LEXIS-NEXIS search engine to provide comprehensive access to substantially all the Elsevier

Science archive of the last three years. The system is based on the delivery of remotely stored information through web-based user interfaces. Other features include full text display of journal articles, an integrated abstract and indexing layer and advanced graphics capabilities. ScienceDirect's product offerings range from services tailored to academic, corporate and government libraries to customized and packaged services to address the information needs of individuals in specific scientific communities. At the end of 1998, ScienceDirect contained almost 400,000 articles covering 3 years of research published in over 1,000 journals. Electronic distribution provides immense benefits in terms of flexibility and efficiency. It allows research scientists and librarians to access the full text of a wide range of articles, to search on a specific criteria and to move seamlessly between one article and another through hypertext linking. Electronic distribution also provides far greater opportunities to enhance the journal content through the provision of additional linked services. Elsevier Science believes that its content and lead in investing in electronic distribution systems positions it at the center of the migration to electronic delivery.

     The ability to expand the range and quality of the services offered in an electronic environment was demonstrated through the integration of BioMedNet, ChemWeb, Engineering Village and the Beilstein Database within Elsevier Science. The Beilstein Database is being linked with online versions of the journals and the management tools in high speed drug research of MDL Information Systems.

     Elsevier Science is now able to offer specialist information online, in addition to the core research journals, to research scientists in each of its key disciplines of life sciences, chemistry and physical sciences. These services include topical news and discussion groups specific to these disciplines, and can be directly linked to Elsevier Science journal articles or database information, together with more general scientific information.

     Developments in new products and services have been accompanied by substantial investment in operating systems. This will ensure that Elsevier
Science is able to support all its journals and services in hard copy and electronic formats. The investment has been focused on the expansion of sales and marketing activities to coincide with the commercial launch of ScienceDirect and other electronic services, as well as in the editorial and production areas.

     The scientific publishing business is highly cash generative as journal subscriptions are usually paid annually in advance. In the year ended December 31, 1998, subscriptions accounted for approximately 83% of Elsevier Science's net sales, circulation and copy sales for 4% of net sales and other sources for 13% of net sales. In the year ended December 31, 1998, approximately 40% of Elsevier Science's net sales was derived from North America, 36% from Europe, and the remaining 24% from Asia/Pacific.

     Much of the pre-press production of the scientific businesses is undertaken in-house. An efficient electronic production system, CAP (Computer Aided Production), is used to deliver the full text of journal articles in whichever format the customer requires: online, on CD-ROM, or in print. Electronic files of all journals are fed from CAP into the Electronic Warehouse, which in turn stores content and makes it available as required for delivery to customers. Printing is primarily sourced through a variety of unaffiliated printers located in cost effective printing centres, mainly in Europe. The distribution of scientific journals is to a large extent handled through independent subscription agents. Elsevier Science is the world's leading publisher of English language scientific information, based on the number of journals published. Competition with Elsevier Science is generally on a title by title basis. Leading competing titles are normally published by learned societies such as the American Chemical Society, the Institute of Electrical and Electronics Engineers and the American Institute of Physics in the United States and the Royal Society of Chemistry in the United Kingdom. In addition, a number of organizations now offer scientific information through electronic networks.

Medical

     Elsevier Science also operates a worldwide network of medical publishing and communications businesses. The medical businesses within the Scientific segment comprise Excerpta Medica Communications, Springhouse Corporation, Editions Scientifiques et Medicales Elsevier and The Lancet, and together these businesses contributed approximately 18% of the Scientific segment's net sales in the year ended December 31, 1998.

     Excerpta Medica Communications. Excerpta Medica Communications ("EMC") publishes customized information to healthcare professionals, medical societies and pharmaceutical companies worldwide. Consistent with the global structure of their main clients, EMC fulfils the needs of pharmaceutical companies' international and domestic marketing operations through their own offices in the Netherlands, Germany, Italy, France, Spain, the U.K., the United States, Japan, Hong Kong and Australia. Activities include educational and promotional scientific information delivered via medical symposia, traditional print media, audio-visual and computer-based programs. EMC expanded during 1998 with the acquisition in the U.S. of HealthIQ, which administers drug reimbursement schemes for pharmaceutical companies, and the launch in Europe of EMCALL, an electronic service linking leading medical experts with drug companies. In the year ended December 31, 1998, approximately 92% of EMC's net sales were derived from sponsored projects, 7% from subscriptions and 1% from other sources. In the same period, approximately 27% of net sales came from North America, 58% from Europe and 15% from Asia/Pacific.

     Springhouse Corporation. Springhouse Corporation ("Springhouse") publishes nursing reference products and additional materials for nursing students and instructors in the United States. Notable titles include Nursing Drug Handbook, the respected and widely used drug reference for nurses, and the Nursing magazine. The acquisition of Nursing Management Congress provided an expansion opportunity in the nursing management market. In the year ended December 31, 1998, Springhouse's circulation and copy sales accounted for approximately 40% of total net sales, with a further 25% from advertizing, 27% from subscriptions and 8% from other sources.

     Editions Scientifiques et Medicales Elsevier. Editions Scientifiques et Medicales Elsevier ("ESME") based in Paris, publishes 79 medical, biotechnology and clinical chemistry titles, including the renowned Encyclopedie Medico Chirurgicale. In 1998, ESME launched new encyclopaedias, including Akos, which provides continuing education for general medical practitioners. The acquisitions of Gauthier-Villars and Labo France were integrated and substantially enhanced ESME's services in mathematics and material sciences, and medical biology. In the year ended December 31, 1998, ESME's circulation and copy sales accounted for approximately 57% of total net sales, with a further 6% from advertizing, 28% from subscriptions and 9% from other sources.

     The Lancet. The Lancet is one of the world's most respected medical journals, covering all aspects of human health and is sold through subscription in over 75 countries. During 1998, the news section was relaunched, and the content diversified to include the medical humanities, including discussion of current medical issues such as the scope of a potential epidemic of variant CJD and the ethical basis of the cloning of animals. In the year ended December 31, 1998, subscriptions accounted for 81% of total net sales, advertizing for 18% and 1% from other sources.

     The medical businesses operate throughout the world and their products are varied, but where possible paper and printing services are purchased on a co-ordinated basis with other Reed Elsevier businesses. Distribution is primarily accomplished through various postal and shipping companies. The medical publishing market is highly fragmented and no individual company competes on a similar scale on an international level. There is regional competition from a number of publishers and service providers in the United States, such as the Thomson Corporation, American Medical Association,
Massachusetts Medical Society (New England Journal of Medicine), Medi Media, Adis Press and Lippincott-Raven (Wolters Kluwer), Advanstar, IMS (Cognizant) and Mosby (Harcourt Brace).

Professional
                                                   % change      %change
                              1997          1998    at actual   at constant
                           L million     L million    rates       rates(1)
Net sales                  ---------     ---------    -----       --------
 Lexis-Nexis...............    661          741        +12%          +13%
 Reed Elsevier Legal
  Division.................    206          207         --            +6%
 Education and Tuition.....    209          206         -1%           +2%
                             -----         ----       --------       ----
                             1,076        1,154         +7%          +10%
                             =====         ====       ========       ====
Adjusted operating income..    296          330        +11%          +14%
                             =====         ====       ========
Operating margin...........   27.5%        28.6%      +1.1 pts
                             =====         ====       ========
-----------
(1) Represents percentage change over 1997 at constant rates of exchange, which have been calculated using the average exchange rates for 1997.

     The businesses which comprise the Professional segment serve, through a variety of publishing formats, the legal, tax, business reference and educational markets around the world. For the years ended December 31, 1998, December 31, 1997 and December 31, 1996, the Professional segment achieved net sales of L1,154 million, L1,076 million and L1,037 million, respectively, and adjusted operating income of L330 million, L296 million and L268 million, respectively. The Professional segment represented approximately 36% of Reed Elsevier's total net sales and 41% of Reed Elsevier's total adjusted operating income for the year ended December 31, 1998.

LEXIS-NEXIS

     In the year ended December 31, 1998, LEXIS-NEXIS contributed approximately 64% of the total net sales of the Professional segment.

     LEXIS-NEXIS is a leading provider of legal and professional information to the legal, corporate and government markets in North America and, to a lesser extent, internationally. The LEXIS-NEXIS group comprises the LEXIS-NEXIS online service, LEXIS-NEXIS Europe, LEXIS Law Publishing, Matthew Bender, Shepard's, Martindale-Hubbell, Congressional Information Service, LEXIS Document Services, Marquis Who's Who, National Register Publishing and Reed Technology & Information Services. Following rapid growth since its acquisition at the end of 1994, 1998 has been a year of investment for the next phase of development for LEXIS-NEXIS. There has been significant success in strengthening the content and editorial base, and in developing and launching new products and services.

     Expansion in the US legal information market has been a crucial element of Reed Elsevier's strategy since the acquisition of LEXIS-NEXIS. The $1.65 billion acquisition in August 1998 of Matthew Bender and the remaining 50% interest in Shepard's secured a leading publisher of analytical legal information and full ownership of the pre-eminent U.S. legal citation business. Management believes that these acquisitions provide an outstanding platform from which to take advantage of the opportunities available in the growing U.S. legal market. This market is undergoing an important change and lawyers increasingly look for the integration of primary law, case law, analytical commentary and citation services. The key requirement is that such products should allow seamless searching on specific criteria across all the information sources. LEXIS-NEXIS now owns all the elements of content, editorial skills and electronic delivery to develop and market such products. The integration of Matthew Bender and Shepard's within LEXIS-NEXIS is progressing well. The management of these operations has been combined with those of LEXIS Law Publishing. Support functions, such as warehousing, production, sales and finance are being brought together and dedicated teams are developing integrated products across the LEXIS-NEXIS portfolio.

     The LEXIS-NEXIS online service, which contributes approximately half of the net sales of the LEXIS-NEXIS, provides toits customers --- who include lawyers, accountants, financial analysts, journalists, government officials and information specialists --- one of the largest databases in the world, with over 10 terabytes of information, providing access to more than 24,000 legal, business, news and public records sources. The LEXIS-NEXIS data warehouse contains more than 2.6 billion documents for customers to search, and an average search takes less than six seconds. Traditionally customers have dialed-up the service directly using proprietary desktop software interfaces. Since late 1997, customers have been able to use standard Web browsers to access the service via the Internet or LEXIS-NEXIS' global Extranet, and customers are increasingly using the service through their Intranets.

     The LEXIS-NEXIS online service is managed through two divisions, LEXIS Online and NEXIS Online. Centralized technical, financial, facilities and customer service functions support these divisions.

     LEXIS Online, is responsible for developing, marketing and selling information services to lawyers, accountants and the courts, and also manages legal content acquisition and enhancements. During the year, LEXIS Online made significant performance and functionality improvements to the LEXIS-NEXIS
Xchange web browser product, released commercially in December 1997. This product provides, through an intuitive interface, access to the full search functions of the LEXIS-NEXIS database and additional services. These include the Daily Opinion Service, providing cite lists for all Federal and State appellate and high courts, with links to the full text of opinions. New search features, to improve productivity have also been released, including Core Terms, highlighting major legal terms within a case or opinion so as to provide a quick guide to its relevance.

     NEXIS Online introduced LEXIS-NEXIS Universe, a new web browser product for the business market. This is a highly flexible service, providing current awareness features that can be tailored to specific criteria, together with comprehensive search capabilities. It is based on plain language search criteria entered into standard Windows based formats. LEXIS-NEXIS Universe has been well received by subscribers. LEXIS-NEXIS Political Universe, one of the recently launched family of Universe products, provides legislative, regulatory and news content through a web interface. It also offers the ability to create customised reports on bills, votes, members of Congress or candidates.

     LEXIS-NEXIS has supplemented these technological developments with the addition of new content and services. Major content licensing deals included further content from CCH Tax Reports, BNA Mergers & Acquisitions Law Reports and Dun & Bradstreet Business Reports.

     LEXIS-NEXIS Europe. LEXIS-NEXIS Europe, formed in January 1997, offers a wide range of LEXIS-NEXIS online information products in its European markets and has developed a tailored European browser product, with German and French language options, for release in 1999.

     LEXIS Law Publishing. LEXIS Law Publishing ("LLP") has been a leading force in U.S. legal publishing since the early 1800's. First known as The Michie Company, LLP now offers more than 1,100 practice titles in 35 states and territories. The company provides a wide range of publications on litigation, torts, business and international law. In addition, LLP is the official publisher of the United States Code Service and United States Supreme Court Reports, Lawyers' Edition.

     Matthew Bender. Matthew Bender, a leading US publisher of legal analysis and case law, was acquired in August 1998. During its more than 100 year history, Matthew Bender has achieved a unique status as a speciality publisher in diverse areas of the law through a combination of in-house editorial talent and publishing ties with some of the foremost experts in the legal profession. Some of its most successful publications include California Forms of Pleading and Practice, Collier on Bankruptcy, Immigration Law and Procedure, Moore's Federal Practice, Nimmer on Copyright and Rabkin & Johnson's Current Legal Forms.

     Shepard's. Shepard's is the premier U.S. legal citation service which contains more than 146 million citations derived from 7 million cases over 125 years. It provides a comprehensive mix of Federal and State jurisdictional and topical citator services delivered in print, CD-ROM and online. "Shepardizing" is a key process for all US lawyers and involves checking the continuing authority of a case or statutory reference in the light of subsequent legal changes. Reed Elsevier originally acquired a 50% interest in Shepard's in 1996 and purchased the remaining 50% from Times Mirror in August 1998.

     Martindale-Hubbell. Martindale-Hubbell is the publisher of the leading biographical guides to the legal profession in North America and internationally. Its flagship product, the Martindale-Hubbell Law Directory, includes more than 900,000 US lawyer and law firm listings. There are also special Canadian and International editions. Its market coverage was extended with the launch of the lawyers.com website. This site connects small law offices with prospective clients. The Martindale-Hubbell Law Directory is available through: hardbound print, CD-ROM and online.

     Other companies in the LEXIS-NEXIS group include: Congressional Information Service --- a commercial publisher of U.S. government reference systems for information users in academia, public libraries and legal and business enterprises; LEXIS Document Services --- a provider of comprehensive searching and filing services to U.S. law firms and asset-based lenders;

Marquis Who's Who --- a U.S publisher of biographical information; National Register Publishing --- a U.S. publisher of directories serving the advertizing, financial, real estate, and general reference markets; and Reed Technology & Information Services ("RTIS") --- a provider of content management and information delivery systems. During 1998, RTIS was awarded a 5 year extension to its contract with the U.S. Government Patent and Trademark Office for patent management.

     In the year ended December 31, 1998, approximately 60% of LEXIS-NEXIS' net sales came from subscription sales, including online services, 16% from transactional sales of online services, 9% from advertizing (including directory listings), 6% from circulation and copy sales and the remaining 9% from other sources. In the same period approximately 97% of net sales came from North America and 3% from the rest of the world.

     In the U.S. legal information and services markets, LEXIS-NEXIS' principal competitor is the Thomson Corporation (notably the West Group). The principal competitors in the business information market include Dialog Corporation and Dow Jones.

Reed Elsevier Legal Division

     The Reed Elsevier Legal Division comprises the Butterworths group of companies, Tolley Publishing in the U.K, Editions du Juris-Classeur in France, Verlag Orac in Austria, 40% interests in Giuffre in Italy and in Stampfli Verlag in Switzerland, Wydawnictwa Prawnicze PWN, a Polish joint venture, HVG-Orac a joint venture in Hungary, Orac Publishers in the Czech Republic and, in Argentina, Depalma and a 66% interest in Abeledo Perrot. In the year ended December 31, 1998 the legal businesses contributed 18% of the total net sales of the Professional segment.

     Butterworths. Butterworths operates in the legal markets in the U.K., Australia, New Zealand, South Africa, South East Asia, India, Canada and the Republic of Ireland. Butterworths provides legal, tax and regulatory materials in loose-leaf, book, CD-ROM and online formats.

     Among its most widely known publications in the U.K. are Halsbury's Laws of England, The Encyclopaedia of Forms and Precedents, Simon's Taxes and Butterworth's Company Law Service. An increasing amount of its information is now available online, through the web-based Butterworths Direct service, launched in the first half of 1998, and through the LEXIS online service. Butterworths Direct is the most comprehensive online legal information service in the U.K., and comprises four services: News Direct, a free general law service; Law Direct, a subscription based current awareness service; All England Direct, comprising a 24-hour case reporting service, and the entire All England Law Reports; and Halsbury's Law Direct, comprising the complete text of the 56 volume set of the latest edition fully updated. The online system allows lawyers to search on defined criteria across all the online sources. A key feature is the option to search using plain language search. Butterworths Direct demonstrates the power to expand the range and quality of services offered in an electronic environment. It provides the platform for the eventual migration of the entire Butterworths product range to both hard copy and electronic delivery. It is positioned as the first online point of reference for English Law. Tolley Publishing, acquired in August 1996, is a market leader in "first point of reference" tax publishing, through its single volume guides and its loose leaf service. Tolley Publishing complements Butterworths' position in publishing for practitioners at the specialist end of the legal and tax markets in the U.K. Tolley Publishing also produces several CD-ROM and online products for tax, regulatory and business markets.

     Outside the U.K., Butterworth companies also have leading positions in legal, tax and regulatory information publishing in their markets. During 1998, Butterworths Australia further developed their position in the legal publishing market through their web-based services and through the acquisition of an electronic case citator, CaseBase. Butterworths New Zealand was appointed official electronic publisher of The New Zealand Law Reports in 1997 and have been appointed official publishers of the Ombudsman Compendium of Case Notes in 1998. Butterworths South Africa secured more than 1,000 paying customers to their paid-for internet services during the year and established a new "Law for Business" division, and in September 1998, acquired the third largest publisher of legislative materials in the country, Lex Patria. The company has a strong list of specialised and regional statute-based services, which are published in loose-leaf and CD-ROM formats. In South-East Asia, the company announced plans to introduce major new editions of Halsbury's Laws of Malaysia and Halsbury's Laws of Singapore, and were appointed publishers of the Hong Kong Lawyer, the official journal of the Law Society of Hong Kong, which is a bilingual English and Chinese journal. Butterworths Canada made arrangements with a number of third parties, including Canada Law Book Ltd., Maritime Law Book, Inc. and the Supreme Court of Canada, to add their content to the Canadian legal database of LEXIS-NEXIS. Progress was also made in licensing Canadian news and business content for the NEXIS online service. Butterworths India was established in 1997 and in that year acquired the publishing assets of N.M. Tripathi Ltd. In 1998 several new editions of leading Tripathi titles were published, including the renowned Mulla's Hindu Law and Modi's Medical Jurisprudence.

     In the year ended December 31, 1998, approximately 91% of Butterworths' net sales were derived from hard copy sales, with 9% attributable to electronic products. Significant investment in and growth from electronic publishing is expected over the next few years. In the same period, approximately 61% of net sales came from the U.K., 15% from Australia, 6% from Canada and the balance from the rest of the world. The principal U.K. competitor in the legal field is Sweet & Maxwell (Thomson Corporation), with Commerce Clearing House (Wolters Kluwer) competing against its tax publications.

     Editions du Juris-Classeur. Editions du Juris-Classeur ("EJC") is a French publisher of legal materials in loose-leaf form for lawyers and notaries. The Juris-Classeur collection comprises some 400 regularly updated volumes covering 66 topics. Its 20 journals, including the leading weekly La Semaine Juridique, also cover all the important areas of French legal practice. EJC's online service, Juris-Data, contains the largest case law database in France, including exclusive coverage of the Cour d'Appel

(French Court of Appeal). EJC also includes the Infolib, Legisoft and La Documentation Organique ("LaDo") businesses. Infolib specialises in legal software and other materials for notaries. Legisoft markets information and software for lawyers, enabling them to search an extensive database of codes and cases and to draft deeds using ready-made forms. LaDo publishes an encyclopaedia for tax specialists, which is available in both loose-leaf and CD-ROM formats. In the year ended December 31, 1998, subscriptions comprised approximately 77% of EJC's net sales, while circulation and copy sales comprised approximately 18% of net sales, with 5% from other sources. EJC's major competitors are Dalloz
(CEP) and Lamy (Wolters Kluwer).

     Verlag Orac. Verlag Orac, the leading tax publisher and a leading law publisher in Austria, was acquired in November 1998. It publishes a comprehensive range of tax materials, including the fortnightly Austrian Tax Newspaper and the monthly Journal of Accountancy. Verlag Orac also has equity holdings in law publishing houses in Hungary, HVG-Orac (50%) and the Czech Republic, Orac Publishers.

     Giuffre. Giuffre, in which Reed Elsevier has a 40% interest, publishes reference materials in both hard copy and, increasingly, CD-ROM formats for the Italian legal market. It also has a journals program and is a major Italian academic legal publisher. In 1998 it launched two new journals, Europa e diritto privato and Il lavoro nella publica amministrazione.

     Stampfli Verlag. Stampfli Verlag is a Swiss legal and tax publisher in which Reed Elsevier has a 40% interest.

     Wydawnictwa Prawnicze PWN. Wydawnictwa Prawnicze PWN ("WP-PWN") is a joint venture company which was established in 1994 with PWN, Poland's leading academic publisher.

     Abeledo Perrot. In January 1999, Reed Elsevier acquired a 66% interest in Abeledo Perrot, one of the leading legal publishers in Argentina, which publishes for legal practitioners and for the academic and student markets.

     Depalma. Depalma, an Argentine publishing house which has a leading list of legal text books for both practitioner and student markets, was acquired by Reed Elsevier in February 1999.

Educational and Tuition

     The educational and tuition businesses within the Professional segment are made up of Reed Educational & Professional Publishing and Elsevier Opleidingen. These businesses contributed approximately 18% of the total net sales of the Professional segment in the year ended December 31, 1998.

     Reed Educational & Professional Publishing. Reed Educational & Professional Publishing ("REPP") serves the educational markets of the U.K., U.S., Australia, New Zealand and South Africa, as well as the international professional and academic sectors.

     REPP operates through eight main businesses: U.K. Schools comprising Heinemann, Rigby-Heinemann and Ginn, Global Library and Butterworth-Heinemann based in the U.K.; Rigby and Greenwood-Heinemann based in the U.S.A.; Rigby-Heinemann based in Australia; Heinemann in South Africa; and Reed Educational in New Zealand. U.K. Schools is a publisher for the UK primary and secondary markets under the imprints. Global Library publishes reference material for school libraries and has operational units in the U.K., U.S.A. and Australia. Butterworth-Heinemann is an international publisher of professional information and learning materials for higher education and professional markets. It has publishing units in the U.K., U.S.A. and Australia. In the U.S.A., Rigby publishes supplemental materials for elementary school literacy development. Greenwood-Heinemann publishes monograph and reference lists and professional resources for teachers. The Australian business, Rigby Heinemann, is a leading publisher of primary and secondary school books in Australia. In South Africa, Heinemann is a leading publisher of school texts and in New Zealand, Rigby Educational publishes text-books for the local market.

     The launch of the U.K. Government's National Literacy Strategy provided Ginn and Heinemann with the opportunity to introduce several new products on a short timetable to support this initiative. This was paralleled in the U.S.A., where Rigby developed products to meet the "back to basics" approach to the teaching of reading and consolidated its position as a major provider of literacy products for elementary school children. Greenwood-Heinemann also launched Word Matters, a companion volume for teachers to its highly acclaimed title Guided Reading on the teaching of phonics. Butterworth-Heinemann continued its success in previous years by winning two major awards for its publications.

     In the year ended December 31, 1998, approximately 39% of REPP's net sales derived from the United Kingdom, 42% from North America, 1% from continental Europe, 7% from Australia and the remaining 11% from the rest of the world. Printing and binding are performed by unaffiliated printers and in cost effective printing centers both in the country of origin and around the world.
REPP has its own warehouse and distribution facilities in its principal territories. REPP's major U.K. competitors are Longman (Pearson), Nelson (Thomson Corporation), Oxford University Press, Stanley Thomes (Wolters Kluwer) and Cambridge University Press. In the United States, principal competitors include Wright Group (Tribune), SRA/Open Court (McGraw Hill) and MCP (Pearson). University presses are considered to be competitors in the academic market. In Australia, principal commercial competitors include Nelson, Macmillan, AWL and Jacaranda.

     Elsevier Opleidingen. Elsevier Opleidingen provides tailor made vocational training, seminars for industry and government services in the Netherlands and Belgium. The business expanded the range of its products and services as organisations placed increasing emphasis on structural change and development of their human resources. Major new tuition services included the formation of a separate division, Elsevier Resultaat Consultants, providing advice to organisations on the implementation of change; a series of measurement and control courses for technicians and engineers, using the latest laboratory techniques; and a course aimed at improving team management. In the year ended December 31, 1998, approximately 85% of net sales were from the Netherlands.

 Business
                                                        % change      %change
                                  1997          1998    at actual   at constant
                               L million     L million    rates       rates(1)
Net sales                      ---------     ---------    -----       --------
 Cahners Business Information..    397          455        +15%          +16%
 Reed Business Information.....    264          275         +4%           +6%
 Elsevier Business Information.    177          210        +19%          +22%
 Cahners Travel Group..........     85           76        -11%          -10%
 OAG Worldwide.................     99           90         -9%           -7%
 Reed Exhibition Companies.....    257          274         +7%           +9%
 Other/Utell (1997)............     61            7
                                 -----        -----       --------       ----
                                 1,340        1,387         +4%           +5%
                                 =====        =====       ========       ====
Adjusted operating income......    286          260         -9%           -8%
                                 =====        =====       ========       ====
Operating margin...............   21.3%        18.7%      -2.6 pts
                                 =====        =====       ========
------------
(1) Represents percentage change over 1997 at constant rates of exchange, which have been calculated using the average exchange rates for 1997.

     The Business segment is comprised of business magazine publishing companies operating principally in the U.S.A., the U.K., Europe and Australia and travel and exhibition companies operating worldwide. For the years ended December 31, 1998, December 31, 1997 and December 31, 1996, the Business segment achieved net sales of L1,387 million, L1,340 million and L1,307 million, respectively, and adjusted operating income of L260 million, L286 million and L288 million, respectively. The Business segment represented approximately 43% of Reed Elsevier's total net sales and 32% of Reed Elsevier's total adjusted operating income for the year ended December 31, 1998.

Business Magazines

     The magazine businesses within the Business segment are made up of Cahners Business Information, Reed Business Information and Elsevier Business Information. Together these businesses contributed approximately 80% of the net sales of the Business segment in the year ended December 31, 1998. The former Reed Travel Group was restructured in January 1998. The Hotel Directories and the Travel Business Magazines groups form part of Cahners Business Information as Cahners Travel Group. The Airline Group has been renamed OAG Worldwide and forms part of Reed Business Information. In the U.S.A. business to business magazines are primarily distributed on a "controlled circulation" basis, whereby the product is delivered without charge to qualified buyers within a targeted industry group based upon circulation lists developed and maintained by the publisher. In the U.K. business magazines are distributed both on a "controlled circulation" basis and a "paid circulation" basis, but in both cases are dependent on advertizing for a significant proportion of their revenues. As net sales are mainly derived from advertizing these businesses are sensitive to economic conditions and advertizer expenditure in those countries. In the Netherlands, however, a higher proportion of publications is sold by subscription, thus such publications are generally more resilient through economic cycles.

     Cahners Business Information. Cahners Publishing Company, the business to business publisher in the United States, has been combined with Chilton Business Group ("Chilton"), acquired in September 1997, to form Cahners Business Information ("Cahners"). Integration of Chilton with Cahners' existing title portfolio was substantially completed during the year with the market benefits of the combined portfolios already felt. Cahners now publishes over 130 trade magazines organized in eighteen market-focused groups. The key sectors served include communications, entertainment, travel, electronics, building and construction, manufacturing, automotive, materials, publishing and retail home furnishings. Among the best known titles are Variety, Broadcasting & Cable, Multichannel News, Publishers Weekly, EDN, American Metal Market, Pollution Engineering, Design News and Automotive Industries. Cahners includes R.R. Bowker, the U.S. bibliographical publisher of Books in Print, Ulrich's Periodicals and Literary Market Place. Cahners also publishes product tabloids which provide information primarily on new products to managers and professionals in the industrial, processing, medical, scientific and high technology fields. Cahners operates primarily in the United States, with major publishing centers in Boston, New York, Chicago, Los Angeles, Philadelphia, and Denver. Readership of its publications is expanding beyond U.S. borders, reflecting both the growing importance of U.S. exports and the increasing internationalization of the industries served.

     Cahners has concentrated on an active program of re-positioning and extending existing titles. For instance, the launch of Home Accents Today and Kids Today, extended Cahners' presence in the Retail Furnishing sector through the established titles, Furniture Today and Home Textiles Today. New titles have also been launched in key industry sectors such as Supply Chain Management Review for logistics managers, Professional Remodeler for the construction industry, and Grid covering interior design, architecture and real estate in New York.

     This organic development has been supplemented by selective acquisitions. These have included in the retail sector, Gifts & Decorative Accessories, the magazine for general gift stores; Playthings, a leading publication for retailers in the toys and games market; and A.F.Lewis, the publisher of the leading directory and database in the graphic communications sector.

     Cahners also developed its leading titles through electronic delivery. Manufacturing Marketplace, launched in 1997, progressed well and attracted over 1,000 advertizers. The website has now more than 150,000 registered users and 400,000 unregistered users. The editorial and technology skills gained from Manufacturing Marketplace have been applied to the development of Variety.com, for the entertainment sector, Buildingteam.com for the construction sector and Supplychainlink.com aimed at procurement specialists and purchasing officers. Buildingteam.com has been established around Cahners' 13 construction titles and has been developed in conjunction with a specialist construction insurer and a database supplier. It provides a comprehensive information service covering cost, product, standards and regulatory information and industry news. Supplychainlink.com provides access to purchasing information, using content from nine specialist magazines published by Cahners. It is orientated to the delivery of news and provides access to other sites on the web dealing with this industry sector.

     A new management team was established at Cahners Travel Group which reorganized the business, including the appointment of experienced publishers to manage the periodicals and directories. Among the best known titles are the Hotel & Travel Index and a range of periodicals such as Travel Weekly, Travel Age and Meetings & Conventions. There has also been a thorough review of the customers and markets addressed by the products and the hotel directories have been changed to a controlled circulation basis. Investment has also been made in sales, marketing and customer support as well as production and operations. The recompense program to advertizers has neared completion.

     The directories remain the most effective way for advertizers to reach travel agents and Travel Weekly is the leading U.S. industry magazine. Cahners Travel Group is now in a position to capitalise on these strengths. It has already joined forces with Microsoft Expedia.com, the leading online travel service, to deliver the internet's most comprehensive hotel information database.

     Cahners leverages its knowledge of the business sectors it serves and the extensive databases of business names and reader related demographics it has collated through a broad range of products and services. These include websites, direct mail, product news tabloids, newspapers, newsletters and custom published supplements, as well as the feature publications which continue to serve as the core of the portfolio.

     In the year ended December 31, 1998, approximately 81% of Cahners' total net sales came from advertizing, 12% from subscriptions and circulation sales and 7% from other sources. Cahners operates circulation management and fulfilment facilities in Colorado and the Caribbean island of St Kitts which identify, qualify and maintain subscriber lists for substantially all of its titles. These lists enable Cahners to serve its advertizers by creating highly targeted readerships for its magazines. Much of the editorial pre-press production is performed in-house. Paper and printing services are purchased on a co-ordinated basis with other Reed Elsevier businesses in the U.S.A. Distribution of magazines is primarily through the U.S. postal service, supplemented by news-stand sales through unaffiliated wholesalers.

     Reed Elsevier's U.S. business to business titles compete on an individual basis with the publications of a number of publishers, including CMP Publications in its electronics markets and Advanstar, BPI/VNU, Primedia (K-III), Penton Media, Hanley Wood, Miller Freeman (United News & Media) and McGraw-Hill in other markets. No one competitor matches Reed Elsevier's breadth of titles in the U.S. business to business magazine market.

     Reed Business Information. Reed Business Information ("RBI"), the U.K. based business to business information publisher, has a portfolio of around 100 business magazines, market access products and online services. RBI publishes over 60 primary business magazine brands in some 30 market facing sectors. Its business magazines include Computer Weekly, Farmers Weekly, Estates Gazette, Flight International, New Scientist, Caterer & Hotelkeeper, Commercial Motor and Community Care. Its major directories are Kelly's, Kompass and The Bankers' Almanac, and it also has online services which include Estates Gazette Interactive, @Computer Weekly, Air Transport Intelligence and ICIS-LOR.

     RBI strengthened its portfolio through new launches, acquisitions and brand development into such areas as conferences, recruitment fairs and awards events. In parallel RBI extended the development of electronic services. Estates Gazette Interactive built on its initial success and now has more than 3,000 paying subscribers with over 100 new companies subscribing each month during 1998. The service was expanded with the addition of credit checking, environmental surveys, demographic and economic data. The site won two important industry awards in the U.K. for the best business website. Air Transport Intelligence also achieved a strong market presence with multi-user subscription agreements with many of the world's major airlines and aerospace manufacturers. RBI won the New Media Publisher of the Year Award from the Periodical Publisher's Association, in recognition of its innovative strategy in electronic publishing.

     In the important information technology sector, there were two new launches of recruitment products addressed to younger information technology professionals Computer Weekly Xtra and Coolwebjobs.com. They extended RBI's market presence around its core title, Computer Weekly. This organic development was supplemented with the acquisition of the computing titles of Dennis Publishing. In the social care sector, Community Care, the leading magazine for professionals in this area was redesigned and was accompanied by the highly successful Community Care Live, a two day conference which attracted more than 80 speakers.

     OAG Worldwide was formed as a stand-alone division following the reorganisation of the Reed Travel Group. Its main competence is in the gathering and distribution of airline scheduling information. The new management team has concentrated the business on the provision and development of independent databases of airline schedules and related travel information. There has been increased focus on the publishing development of content. OAG Worldwide has launched its travel information service onto corporate intranets and has achieved growing penetration of the corporate market. It has also invested in its hard copy
portfolio  of  easy  to  use  guides  for  business   travellers.   OAG  Max,  a
sophisticated air transport analysis tool, was launched on CD-ROM. The recompense program to advertizers has neared completion.

     In the year ended December 31, 1998, approximately 62% of RBI's net sales came from the U.K., 10% from continental Europe, 6% from Australia and 22% from Asia/Pacific excluding Australia. In the same year, approximately 49% of net sales was derived from advertizing, 10% from subscription sales, 22% from circulation sales and the remaining 19% from other sources. RBI performs full computerized editorial make-up in-house for all of its titles. Paper and printing services are purchased from unaffiliated third parties, primarily on a co-ordinated basis with other Reed Elsevier businesses in the U.K. RBI's distribution is generally through public postal systems, with news-stand distribution for some titles through outside wholesalers. RBI competes directly with EMAP Business Communications and Miller Freeman (United News & Media) in a number of sectors in the U.K., and also with many smaller companies on an individual title by title basis.

     Elsevier  Business  Information.   Elsevier  Business  Information  ("EBI")
comprises the business publishing operations in continental Europe and operates in the Netherlands, Belgium, Spain, Germany and France.

     EBI in the Netherlands, is organised in market facing groups focused on 13 market segments. It publishes over 160 titles and is the leading business magazine and information publisher. Its principal titles include Elsevier, the major current affairs weekly, Beleggers Belangen and FEM in business and management, Boerderij and Buiten in agriculture.

     Its titles are predominantly subscription-based and revenue is principally divided between subscriptions and advertizing. Most titles are published in the Dutch language. Through trade journals, product news tabloids, directories, documentary systems, databases and newspapers, EBI serves markets which include agriculture, catering, construction, engineering, food, fashion, horticulture, transportation, tourism and travel. During 1998, EBI extended its existing strong market presence with the launch of a number of new publications to address specialist markets. This included the expansion of FEM, one of the leading management titles in the Netherlands. Buiten (Outdoors) was launched in the agricultural market and covers a wide range of countryside issues. The portfolio in the food sector was expanded with the launch of Elsevier Food International.

     This development of traditional hard copy titles was accompanied by the expansion of EBI's electronic publishing strategy. New products were launched based on the existing core titles. Beleggers Belangen, addressing the investment community, launched a website providing information and analysis on companies listed on the Amsterdam Stock Exchange. EBI's position in this market was enhanced by the acquisition of the outstanding interest in the joint venture Multicount Elsevier Kennisbank, an online information service for financial and tax professionals.

     In the year ended December 31, 1998, approximately 40% of EBI's net sales was derived from advertizing, 36% from magazine subscriptions and 19% from magazine circulation and copy sales and the remaining 5% from other sources including sales of software. Printing and production is contracted out to third parties and distribution is mainly through the Dutch postal system. EBI competes with a number of companies on a title by title basis in individual market sectors, the largest competitors being Wolters Kluwer and VNU. In the agricultural sector, the main competition is from Oogst (association journal) and, in the engineering and industrial sector, competition comes from VNU and Wolters Kluwer.

     Pan European Publishing Company (PEPCO), based in Belgium, publishes 10 English language product news tabloids for the international market. This business provides specialized information on new products in the international electronic, laboratory, biotechnical and industrial markets. During 1998, PEPCO launched a number of websites, providing online links between readers and advertizers. In the year ended December 31, 1998, approximately 75% of net sales was derived from advertizing sales. The Spanish operations, Grupo Arte y Cemento, a publisher of product news tabloids, and Construdatos, which publishes market information on new building projects, were combined to form Elsevier Informacion Profesional, which launched a series of publications around the established titles.

     Other constituents of EBI are Editions Prat, a publisher of mainly loose-leaf information aimed at the fiscal, legal and administration sectors in France; Reed Elsevier Deutschland, which includes rtzliche Praxis, a prominent German language medical journal; K.G. Saur, a leading publisher for the German library information market; Groupe Strategies, which publishes the journal Strategies and other information materials for the French advertizing and communications industry.

Exhibitions

     The exhibitions business contributed approximately 20% of the net sales of the Business segment in the year ended December 31, 1998.


     Reed Exhibition Companies ("REC") is an international event organizer, with 334 events in 24 countries, attracting over 100,000 exhibitors and 5.5 million buyers annually. REC's events are concentrated in a number of industry sectors of which the most important are: marketing and business services; publishing; IT/Communications; manufacturing; aerospace; leisure; electronics; hospitality; travel; entertainment; and retail.

     Many of REC's events are industry leaders, including National Hardware Show, National Manufacturing Week, JCK International Jewellery Shows, Professional Golfers Association (PGA) Merchandise Show, PGA International Golf Show and

Canadian Machine Tool Show in North America; Pakex, World Travel Market and London Book Fair in the U.K.; MIDEM, MIPTV, MIPIM, Salon Nautique and FIAC in France; Computer Faire in South Africa; AIMEX and Sydney International Catering Fair in Australia; International Jewellery Tokyo in Japan; Asian Aerospace and Thai Metalex in South-East Asia; and the Nepcon and Travel series of international events.

     REC launched 26 new shows in 1998, reflecting an increasing demand for well organized and focused industry shows which provide an efficient marketing tool for customers. This extended successful brands into new geographic markets. For example, REC added Asia International Book Fair to its portfolio of Book Fairs in France, America and Japan. The jewellery portfolio was strengthened by the launch of International Jewellery Kobe, a sister event to International Jewellery Tokyo. These initiatives formed part of REC's strategy to build on the international scope and scale of its activities while maintaining the individual nature of events in different geographic markets.

     The strength of the brands within REC's portfolio was demonstrated by the successful Asian Aerospace event. This achieved attendance figures in line with historic trends despite the significantly more difficult economic conditions in South East Asia.

     Organic development of the portfolio was enhanced through acquisitions. The most significant events acquired were the two golf equipment shows purchased from the Professional Golfers Association of America. These events, together with the acquisitions of the Cannes Boat Show and the International Golf Travel Show, added to REC's growing sports/leisure and travel portfolios.

     REC is also investing in electronic services such as online registration and appointment setting systems, and extending existing services through such means as virtual markets. For example, MIP Interactive is an online platform for TV and film professionals offering year-round access to new business opportunities between annual MIP TV events. In addition, REC has undertaken a major investment program in supporting infrastructure including the development of a powerful new sales and marketing system.

     Over 80% of REC's net sales is derived from licences of exhibition participation rights, with the balance attributable to conference fees, advertizing in exhibition guides, sponsorship fees and admission charges. With few exceptions no capital is employed in exhibition halls, the majority of which are leased on a short term basis. In the year ended December 31, 1998, approximately 44% of REC's net sales came from North America, 27% from continental Europe, 16% from the U.K. and the remaining 13% from Asia/Pacific. As some events are held other than annually, net sales in any single year may be affected by the cycle of non-annual exhibitions.

     The exhibition industry has historically been extremely fragmented. Within domestic markets, competition comes primarily from industry focused trade associations and convention center and exhibition hall owners. The main global competitor is United News & Media, although a number of hall owners are increasingly seeking international presence.

Consumer-Discontinued Operations

     During 1998, Reed Elsevier completed the disposal of its consumer publishing businesses as part of its strategy of increasing its focus on high value-added areas of "must-have" information. The consumer publishing businesses are categorized, under U.K. and Dutch GAAP and U.S. GAAP, as Discontinued Operations and comprise IPC Magazines and the remaining consumer book publishing operations which were the final elements of the Consumer segment sold in the year. For the years ended December 31, 1998, December 31, 1997 and December 31, 1996, the Discontinued Operations achieved net sales of L28 million, L430 million and L484 million, respectively. The Discontinued Operations represented approximately 1% of Reed Elsevier's total net sales for the year ended December 31, 1998.

Joint Ventures

     Reed  Elsevier's   principal  joint  ventures  are  Giuffre  in  Italy  and
REZsolutions, Inc.

     In January 1994, Reed Elsevier acquired its 40% interest in the Italian legal publisher Giuffre from the majority shareholders, the Giuffre family. Giuffre, which has its principal offices in Milan and Rome, is a leading legal publisher for the university and professional markets in Italy.

     During 1997, Reed Elsevier contributed the Utell hotel reservations business in return for a 67% non controlling interest in REZsolutions, Inc, a joint venture between Utell and Anasazi Inc., which provides technology, marketing and reservations services to the hospitality industry.

Elsevier Reed Finance BV

     Elsevier Reed Finance BV, the Dutch resident parent company of the Elsevier Reed Finance group ("ERF"), is directly owned by Reed International P.L.C and Elsevier NV. ERF provides treasury, finance and insurance services to the Reed Elsevier plc businesses principally through its subsidiaries in Switzerland. In the course of 1998, different activities carried out within Elsevier SA (the principal subsidiary within ERF) were reorganized under several distinct legal entities. As a result, Elsevier SA became a pure holding company, renamed Elsevier Swiss Holdings SA, with three subsidiaries: Elsevier Finance SA

("EFSA"), Elsevier Properties SA ("EPSA") and Elsevier Risks SA ("ERSA"). In addition, Elsevier SA put its Irish subsidiary into liquidation and closed its Luxembourg branch.

     EFSA has become the principal treasury center for the Combined Businesses and provides, inter alia, financing, management of cash pools and investments, foreign exchange dealing services, and the operation of cross border settlements systems. In anticipation of the introduction of the euro on January1, 1999, EFSA's services were extended such that it is now responsible for all aspects of treasury advice and support for Reed Elsevier plc's businesses operating in continental Europe and certain other territories. EPSA is responsible for exploitation of tangible and intangible property rights. During 1998, Reed Publishing Nederland BV ("RPN"), an ERF subsidiary, contracted out the management of its intangible property rights to EPSA such that all intangible properties rights are now managed in one center of expertise. To reflect this concentration, the shareholding in RPN was transferred to EPSA. ERSA is responsible for insurance activities relating to risk retention.

     Reed Elsevier's treasury policies support the objectives of maximizing returns on assets and minimizing interest costs while at the same time controlling risk and prohibiting speculative activities. Treasury policies define the acceptable risk parameters and, in general, require interest and currency exposures to be hedged within narrow limits such that returns are not increased, nor costs reduced, by putting the principal values of assets or liabilities at risk nor by taking financial positions that are unrelated to underlying exposures. The use of financial instruments to hedge interest and currency exposures is governed by treasury policies which define not only the acceptable instruments but also the conditions under which they may be utilized.

Employees

     Reed Elsevier's average number of employees in the year ended December 31, 1998 was 26,100, including 200 in Discontinued Operations. In the Continuing Operations, approximately 5,400 were located in the U.K., 13,600 in North America, 2,800 in the Netherlands, 2,200 in the rest of Europe and 1,900 in Asia/Pacific. The average number of employees in the business segments of Continuing Operations in the year ended December 31, 1998 was 3,500 in Scientific, 11,100 in Professional and 11,300 in Business.

Labor Relations

     The board of Reed Elsevier plc is fully committed to the concept of employee involvement and participation, and encourages each of its businesses to formulate its own tailor-made approach with the co-operation of employees. The group is an equal opportunity employer, and recruits and promotes employees on the basis of suitability for the job. Appropriate training and development opportunities are available to all employees. During 1998 the board formulated and agreed Codes of Conduct applicable to employees within the Reed Elsevier plc group, which have been adopted throughout its businesses.

                        ITEM 2: DESCRIPTION OF PROPERTY

     The Combined Businesses do not own any physical property which is considered material to the Combined Businesses taken as a whole. None of the real property owned or leased by the Combined Businesses is presently subject to liabilities relating to environmental regulations which is considered material to the Combined Businesses taken as a whole.

                            ITEM 3: LEGAL PROCEEDINGS

     The Combined Businesses are party to various legal proceedings, the ultimate resolutions of which are not expected to have a material adverse effect on the financial position of the Combined Businesses or the results of their operations.

                         ITEM 4: CONTROL OF REGISTRANTS
                               REED INTERNATIONAL

     As  of  March9,   1999,  Reed  International  is  aware  of  the  following
disclosable interests in the issued Reed International Ordinary Shares:


                                              Number of Reed
                                              International
                                              Ordinary Shares           %
Identity of Person or Group(1)                     Owned            of Class
------------------------------                ----------------      --------
Prudential Corporation .....................     79,917,105            6.98
Lord Hamlyn ................................     43,302,816            3.78
Directors and Officers .....................        287,732            0.02
-----------
(1) Under U.K. Law, subject to certain limited exceptions, persons or groups owning or controlling 3% or more of the issued Reed International Ordinary Shares are required to notify Reed International of the level of their holdings.

     As far as Reed International is aware, except as disclosed herein, it is neither directly or indirectly owned or controlled by one or more corporations or by any government.

     Reed International is not aware of any arrangements the operation of which may at a subsequent date result in a change in control of Reed International.

                                    ELSEVIER

     As of March9, 1999, Elsevier is aware of the following disclosable interests in the issued Elsevier Ordinary Shares, in addition to the 4,049,951 R-shares in Elsevier held wholly by Reed International and representing a 5.8% equity interest in the total share capital of Elsevier:

                                                Number of Elsevier
                                                 Ordinary Shares        %
Identity of Person or Group(2)                       Owned(1)       of Class
------------------------------                  ------------------  --------
Internationale Nederlander Verzekeringen NV ......  52,450,342         7.86
Directors and Officers(3) ........................      46,440           --
------------
(1)  The Elsevier Ordinary shares may be issued in registered or bearer form.
(2) Under Dutch law, individuals or corporate bodies acquiring shares which result in such individual or corporate bodies holding more than 5% of the issued share capital of Elsevier are required to notify Elsevier thereof.
(3) No individual member of the Supervisory Board or the Executive Board of Elsevier or executive officer of Elsevier has notified Elsevier that they hold more than 5% of the issued share capital of Elsevier pursuant to the Dutch law described in the immediately preceding footnote.

     As far as Elsevier is aware, except as disclosed herein, it is neither directly nor indirectly owned or controlled by one or more corporations or by any government.

     Elsevier is not aware of any arrangements the operation of which may at a subsequent date result in a change in control of Elsevier.

                                 REED ELSEVIER

     The Boards of Directors of Reed International and Elsevier manage their respective shareholdings in Reed Elsevier plc and Elsevier Reed Finance BV. Under the Reed Elsevier plc Articles of Association, the maximum number of directors of the Company is 20. Reed International and Elsevier are each currently entitled to appoint ten directors. Decisions of the Board of Directors of Reed Elsevier plc currently require a two-thirds majority, and the quorum required for meetings of the Board of Reed Elsevier plc is currently at least one director appointed by Reed International and one director appointed by Elsevier.

     On August 6, 1998, Reed International and Elsevier announced that they had decided to move to a unitary management structure of a single non-executive Chairman and sole Chief Executive Officer and, so far as practicable, identical boards. This is a logical evolution of the management structure in place since the merger of Reed International's and Elsevier's businesses in 1993, under which the day to day management of the jointly owned businesses of Reed Elsevier plc have been under the control of a four person Executive Committee of the Board of Reed Elsevier plc. It is proposed that in April 1999 Morris Tabaksblat will become non-executive Chairman of both Reed International and Elsevier and in June 1999 he will also become non-executive Chairman of

Reed Elsevier plc. The intention to recruit a new Chief Executive Officer of Reed Elsevier plc, who will also be Chief Executive Officer of Reed International and Elsevier, was also announced on August 6, 1998, and is now at an advanced stage. For additional information concerning other changes to the Board membership within Reed International, Elsevier and Reed Elsevier plc arising from the proposed introduction of a unitary management structure see "Directors and Officers of the Registrants".

     The following information applies as at March 9, 1999 and will be subject to change in April 1999 (see "Proposed Unitary Management Structure" below).

     The Board of Directors of Reed Elsevier plc has delegated day-to-day management responsibility for the operating businesses to the Reed Elsevier plc Executive Committee (the "REEC"), which collectively functions as the Chief Executive of Reed Elsevier plc. Appointments to the REEC require the approval of both Reed International and Elsevier (which neither party is entitled to withhold or delay unreasonably). The quorum for meetings of the REEC is two directors, one of whom has been appointed by Elsevier and the other by Reed International. The REEC meets regularly, usually in London or Amsterdam.

     The REEC currently comprises the Co-Chief Executives, Herman Bruggink and Nigel Stapleton, and John Mellon.

     The Supervisory Board of Elsevier Reed Finance BV currently comprises Pierre Vinken (Chairman), Mark Armour, Herman Spruijt and Steven Perrick, and the Management Board consists of Cornelis Alberti and Willem Boellaard as Managing Directors. The minimum number of members of the Supervisory Board of Elsevier Reed Finance BV is two, of which at least one is appointed by Elsevier and one by Reed International. The quorum for meetings of the Supervisory Board is one Reed International appointee and one Elsevier appointee, and resolutions at such meetings require to be passed by unanimous vote. The Management Board of Elsevier Reed Finance BV constitutes at least one member proposed by Elsevier together with any further appointees as Reed International and Elsevier shall determine. The Articles of Association of Elsevier Reed Finance BV contain provisions requiring the Executive Board to obtain the approval of the Supervisory Board for certain specified activities.

     The Articles of Association of Reed Elsevier plc contain certain restrictions on the transfer of shares in Reed Elsevier plc. In addition, pursuant to arrangements established at the time of the Merger, neither Reed International nor Elsevier may acquire or dispose of any interest in the share capital of the other or otherwise take any action to acquire the other without the prior approval of the other (the "Standstill Obligations"). The Panel on Takeovers and Mergers in the United Kingdom (the "Panel") has stated that in the event of a change of statutory control of either Reed International or Elsevier, the person or persons acquiring such control will be required to make an offer to acquire the share capital of Reed Elsevier plc (but not Elsevier Reed Finance
BV) held by the other, in accordance with the requirements of the City Code on Takeovers and Mergers in the United Kingdom. This requirement would not apply if the person acquiring statutory control of either Reed International or Elsevier made an offer for the other on terms which are considered by the Panel to be appropriate.

     Arrangements established at the time of the Merger provide that, if any person (together with persons acting in concert with him) acquires shares, or control of the voting rights attaching to shares, carrying more than 50% of the votes ordinarily exercisable at a general meeting of Reed International or Elsevier and has not made a comparable takeover offer for the other party, the other party may by notice suspend or modify the operation of certain provisions of the Merger arrangements, such as (i) the right of the party in which control has been acquired (the "Acquired Party") to appoint or remove directors of Reed International, Elsevier and Reed Elsevier plc and (ii) the Standstill Obligations in relation to the Acquired Party. Such a notice will cease to apply if the person acquiring control makes a comparable offer for all the equity securities of the other within a specified period or if the person (and persons acting in concert with him) ceases to have control of the other.

     For a complete description of the Board membership positions and executive officer positions within Reed International, Elsevier, Reed Elsevier plc and Elsevier Reed Finance BV, together with proposed changes thereto, see "Directors and Officers of Registrants".

Proposed Unitary Management Structure

     Reed International, Elsevier and Reed Elsevier plc propose to adopt a unitary management structure with a non-executive Chairman and a Chief Executive Officer who are common to all three companies. This is seen as a logical evolution of the structure that has been in place since the Merger, under which the Reed Elsevier plc group been managed by an Executive Committee of the Reed Elsevier plc board. The boards of all three companies will, so far as practicable, be harmonized with effect from the Annual General Meetings in April 1999, subject to endorsement of the proposals at those meetings, and there will be a majority of non-executive directors on each board. Each director appointed to the Reed International and Elsevier boards will retire by rotation from both boards at the same time every three years.

     Reed International and Elsevier will establish a Nominations Committee for all new appointments to each of the boards of Reed International, Elsevier and Reed Elsevier plc. The committee will initially comprise the Chairman, the Chief Executive Officer and one non-executive director from each of Reed International and Elsevier. The Audit Committees and the Remuneration Committees of each company will comprise three non-executive directors.

     To give effect to the intended unitary management structure, certain other changes are proposed to the existing contractual arrangements between Reed
International and Elsevier and to the Articles of Association of Reed International, Elsevier and Reed Elsevier plc.

     The following is a summary of the key changes which will be made to the management structure in due course and which are to be reflected in the changes to the existing contractual arrangements.

     o Elsevier will cease to be a `struktuur regime' company under the laws of the Netherlands, which means that the rights to appoint and dismiss directors will no longer vest in the Supervisory Board but in the general meeting of the Elsevier shareholders;

     o appointments to the Boards of Reed International, Elsevier and Reed Elsevier plc will be made from candidates proposed by the Nominations Committee. Reed International and Elsevier will no longer have separate appointment rights to the Board of Reed Elsevier plc or each other's Board;

     o persons nominated by the Nominations Committee will be required to be approved:

          --by the Reed Elsevier plc Board, prior to appointment to the Reed Elsevier plc Board;

          --by the Reed International Board, prior to appointment to the Reed International Board and by Reed International shareholders at the next general meeting following that appointment; and

          --by the Elsevier Combined Board prior to appointment to the Elsevier Executive or Supervisory Board by Elsevier shareholders.

          However, none of the Reed International, Elsevier or Reed Elsevier plc Boards will be able to appoint, or recommend the appointment of, a person who is not first nominated by the Nominations Committee;

     o Reed International shareholders will retain their rights under Reed International's Articles of Association to appoint directors to the Reed International Board by ordinary resolution. Elsevier shareholders may appoint a director to the Elsevier Boards by ordinary resolution if that person has been proposed by the Elsevier Combined Board and, if the person has not, by an ordinary resolution of shareholders representing at least 50% of the Elsevier issued share capital or a resolution passed 66% of those present and voting (subject to certain procedural requirements);

     o as at present, Reed International and Elsevier shareholders will also be able to remove a director from their respective boards by ordinary resolution. However, under the unitary management structure, such a removal will have a greater impact as the removed director will be required to resign or be removed from the Boards of, respectively, Elsevier or Reed International and Reed Elsevier plc as well (except in circumstances where there has been a change of control of Reed and not Elsevier, vice versa (see below)). The same will apply to a director removed from the Board of Reed Elsevier plc;

     o in the event of a change of control of one parent company and o not the other (where there has been no comparable offer for the other), the parent company which has not suffered the change in control will effectively have the sole right to remove and appoint directors of Reed Elsevier plc. Also, a director removed from the board of a parent company which has suffered a change in control will not have to resign from the board of the other parent company or Reed Elsevier plc;

     o each director on the Reed International and Elsevier Boards will retire by rotation from both boards at the same time and at least every three years;

     o under the new arrangements, the Boards of each of Reed International, Elsevier and Reed Elsevier plc must have no less than three and no more than five executive directors and, in the case of Reed Elsevier plc and Reed International, six, and in the case of Elsevier, no less than six and no more than eight, non-executive directors (who will be members of Elsevier's Supervisory Board);

     o day to day management responsibility for the operating businesses of the Reed Elsevier plc group will be delegated to the Chief Executive Officer or an appropriate committee following the dissolution of the REEC;

     o decisions of the Board of Reed Elsevier plc will require a simple majority; and

     o Reed International and Elsevier will implement standards of corporate governance and disclosure policies, applicable to companies in the United Kingdom and the Netherlands. The effect of this commitment is that an obligation applying to one of Reed International or Elsevier will, where not in conflict, be observed by the other, where practicable.

                        ITEM 5: NATURE OF TRADING MARKET
                               REED INTERNATIONAL

     The Reed International Ordinary Shares are listed on the London Stock Exchange, the New York Stock Exchange and the Amsterdam Stock Exchange. The London Stock Exchange is the principal trading market for Reed International Ordinary Shares. Trading on the New York Stock Exchange is in the form of American Depositary Shares ("ADSs"), evidenced by American Depositary Receipts ("ADRs") issued by Citibank NA, as depositary. Each ADS represents four Reed International Ordinary Shares. At December 31, 1998, there were 24 persons with registered addresses in the United States who were record owners of Reed International Ordinary Shares (excluding shares held in ADR form), and the portion of Reed International Ordinary Shares held by them constituted less than 0.01% of all Reed International Ordinary Shares. At December 31, 1998, there were 49 registered holders of ADRs representing 28,913,488 Reed International Ordinary Shares, constituting approximately 2.53% of all Reed International Ordinary Shares.

     The table below sets forth, for the calendar quarters indicated, the high and low closing middle market quotations for the Reed International Ordinary Shares on the London Stock Exchange as derived from the Daily Official List of the London Stock Exchange.


                                             Pence per Ordinary Share(1)
                                             ---------------------------
Calendar Periods                                 High           Low
----------------                                 ----           ---
1997
First Quarter ...............................    596            507
Second Quarter ..............................    628            541
Third Quarter ...............................    630            507
Fourth Quarter ..............................    648            521

1998
First Quarter ...............................    716            578
Second Quarter ..............................    635            519
Third Quarter ...............................    641            434
Fourth Quarter ..............................    517            428

1999
First Quarter (through March 10, 1999) ......    630            470
-------------
(1) The Pence per Ordinary Share information for all calendar periods, reflects the two for one share split in respect of the Reed International Ordinary Shares, which became effective on May 2, 1997.

     On March 10, 1999, the closing middle market quotation of the Reed International Ordinary Shares on the London Stock Exchange, as derived from the Daily Official List of the London Stock Exchange, was 565 pence per Reed International Ordinary Share.

     The following table sets forth, for the calendar quarter indicated, the high and low last reported sales prices in U.S. dollars for the Reed International American Depositary Shares on the New York Stock Exchange, as derived from the New York Stock Exchange Composite Tape, and reported by Datastream International Ltd:


                                                    U.S. dollars per ADS
                                                    --------------------
Calendar Periods                                     High          Low
----------------                                     ----          ---
1997
First Quarter ................................       38.75         33.50
Second Quarter ...............................       41.38         36.00
Third Quarter ................................       42.63         33.88
Fourth Quarter ...............................       42.87         34.13

1998
First Quarter ................................       48.25         39.75
Second Quarter ...............................       43.00         35.63
Third Quarter ................................       42.38         29.63
Fourth Quarter ...............................       34.75         28.50

1999
First Quarter (through March 10, 1999) .......       39.63         31.50

     On March 10, 1999, the closing last reported sales price of the Reed International American Depositary Shares on the New York Stock Exchange, as derived from the New York Stock Exchange Composite Tape, and reported by Datastream International Ltd, was 36.50 U.S. dollars per ADS.

                                    ELSEVIER

     The Elsevier Ordinary Shares are quoted on the Amsterdam Stock Exchange, the New York Stock Exchange, the London Stock Exchange, and on the EBS stock exchange in Switzerland. The Amsterdam Stock Exchange is the principal trading market for the Elsevier Ordinary Shares. Trading on the New York Stock Exchange is in the form of American Depositary Shares ("ADSs"), evidenced by American Depositary Receipts ("ADRs") issued by Citibank NA, as depositary. Each ADS represents two Elsevier Ordinary Shares. Elsevier Ordinary Shares may be issued in registered or bearer form. At December 31, 1998, there were 277 persons with registered addresses in the United States who were record owners of Elsevier Ordinary Shares (excluding shares held in ADR form) and the portion of Elsevier Ordinary Shares held by them constituted approximately 6.96% of all Elsevier Ordinary Shares. At December 31, 1998 there were 54 registered holders of ADRs representing 3,713,314 Elsevier Ordinary Shares constituting approximately 0.56% of all Elsevier Ordinary Shares.

     The table below sets forth, for the calendar quarters indicated, the high and low closing middle market quotations for the Elsevier Ordinary Shares on the Amsterdam Stock Exchange as derived from the Officiele Prijscourant of the Amsterdam Stock Exchange. From January 4, 1999, all market quotations on the
Amsterdam Stock Exchange have been presented in euros. Quotations prior to January 4, 1999, have, for the convenience of the reader, been translated into euros at the Official Conversion Rate of Dfl2.20371 per k1.00.

                                                     Euros per Ordinary Share
                                                     ------------------------
Calendar Periods                                        High           Low
----------------                                        ----           ---
1997
First Quarter ......................................    14.75         12.34
Second Quarter .....................................    15.29         13.30
Third Quarter ......................................    17.52         12.84
Fourth Quarter .....................................    15.47         12.80

1998
First Quarter ......................................    17.74         14.88
Second Quarter .....................................    15.97         13.39
Third Quarter ......................................    15.66         11.07
Fourth Quarter .....................................    15.52         10.48

1999
First Quarter (through March 10, 1999) .............    15.25         11.85

     On March 10, 1999, the closing middle market quotation of the Elsevier Ordinary Shares on the Amsterdam Stock Exchange, as derived from the Officiele Prijscourant of the Amsterdam Stock Exchange, was k13.85 per Elsevier Ordinary Share.

     The following table sets forth, for the calendar quarter indicated, the high and low last reported sales prices in U.S. dollars for the Elsevier American Depositary Shares on the New York Stock Exchange, as derived from the New York Stock Exchange Composite Tape, and reported by Datastream International
Ltd:

                                                      U.S. dollars per ADS
                                                      --------------------
Calendar Periods                                        High           Low
----------------                                        ----           ---
1997
First Quarter ......................................    33.38         29.50
Second Quarter .....................................    35.63         30.50
Third Quarter ......................................    37.25         28.81
Fourth Quarter .....................................    33.63         28.63

1998
First Quarter ......................................    38.25         32.13
Second Quarter .....................................    34.13         29.00
Third Quarter ......................................    34.06         24.81
Fourth Quarter .....................................    29.50         24.75

1999
First Quarter (through March 10, 1999) .............    33.63         27.63

     On March 10, 1999, the closing last reported sales price of the Elsevier American Depositary Shares on the New York Stock Exchange, as derived from the New York Stock Exchange Composite Tape, and reported by Datastream International Ltd, was 30.13 U.S. dollars per ADS.

   ITEM 6: EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS

                               REED INTERNATIONAL

     There are currently no U.K. decrees or regulations restricting the import or export of capital or affecting the remittance of dividends or other payments to holders of Reed International Ordinary Shares who are non-residents of the United Kingdom.

     There are no limitations relating only to non-residents of the United Kingdom under U.K. law or Reed International's Memorandum and Articles of Association on the right to be a holder of, and to vote, Reed International Ordinary Shares.

                                    ELSEVIER

     There are currently no Dutch decrees or regulations restricting the import or export of capital or affecting the remittance of dividends or other payments to holders of Elsevier Ordinary Shares who are non-residents of the Netherlands.

     There are no limitations relating only to non-residents of the Netherlands under Dutch law or Elsevier's Articles of Association on the right to be a holder of, and to vote, Elsevier Ordinary Shares.

                                ITEM 7: TAXATION
                               REED INTERNATIONAL

     The following is a summary of all material United States federal and U.K. tax consequences of the acquisition, ownership and disposition of Reed International ADSs. The discussion is applicable to U.S. Holders (as defined below) (i) who are residents of the United States for purposes of the United States/United Kingdom Double Taxation Convention (the "U.K. Tax Treaty") and
(ii) whose ADSs are not, for purposes of the U.K. Tax Treaty, effectively connected with a permanent establishment in the United Kingdom.

     This discussion is intended only as a descriptive summary and does not purport to be a complete analysis or listing of all possible tax considerations. The discussion deals only with Reed International ADSs held as capital assets and does not address any special tax consequences that may be applicable to U.S. Holders that are subject to special treatment under the U.K. Tax Treaty or the United States Internal Revenue Code of 1986, as amended (the "Code"), such as dealers in securities, financial institutions, life insurance companies, corporations which alone, or together with one or more associated companies, control (directly or indirectly) 10% or more of the voting power of Reed International, persons holding Reed International ADSs as part of a hedging or conversion transaction or a straddle or persons whose functional currency is not the U.S. dollar.

     The statements regarding U.S. and U.K. tax laws (including the U.K. Tax Treaty) set forth below are based (i) on those laws as in force and as applied in practice on the date of this Annual Report and are subject to changes to those laws and/or changes in practice subsequent to the date of this Annual Report that may affect the tax consequences described herein (some of which may have retroactive effect), and (ii) in part on representations of the Depositary and assume that each obligation in the Reed International Deposit Agreement (as defined below) and any related agreement will be performed in accordance with its terms. This summary is not exhaustive of all possible tax considerations and prospective purchasers are advised to satisfy themselves as to the overall tax consequences, including specifically the consequences under U.S. state and local and other laws, of the acquisition, ownership and disposition of Reed International ADSs by consulting their own tax advisers.

     As used herein, a "U.S. Holder" of a Reed International ADS means a holder that is a citizen or resident of the United States, a corporation, partnership or other enity created or organized in or under the laws of the United States or any political subdivision thereof, or an estate or trust the income of which is subject to United States federal income taxation regardless of its source.

     This summary does not address the tax consequences for a U.S. Holder who is resident (or in the case of an individual, resident or ordinarily resident) in the United Kingdom.

     In general, for U.S. federal income tax purposes, U.S. Holders of Reed International ADSs will be treated as the owners of the underlying Reed International Ordinary Shares that are represented by such ADSs. Deposits or withdrawals of Reed International Ordinary Shares by U.S. Holders for Reed International ADSs generally will not be subject to U.S. federal income tax.

Taxation of Dividends

     Under existing U.K. law (applicable until April 5, 1999), Reed International will generally be required, when paying a dividend on the Reed International Ordinary Shares to account to the U.K. Inland Revenue for U.K. advance corporation tax ("ACT"). The rate of ACT at present is equal to one quarter of the amount of dividend payment, or 20% of the sum of the dividend paid plus the related ACT amount. An amount equivalent to the ACT accounted for by Reed International with respect to a dividend is generally allowed, under current U.K. law, as a credit against the U.K. tax liability of persons other than corporate bodies, who receive (or are treated as receiving) the dividend and who are resident in the United Kingdom for U.K. tax purposes. But no such credit is given in respect of any dividend which Reed International elects to treat as a foreign income dividend under provisions introduced by the United Kingdom Finance Act of 1994. The following summary assumes that Reed International does not make such an election.

     An Eligible U.S. Holder (as defined below) will be entitled under the U.K. Tax Treaty as in effect on the date of this Annual Report to receive from the U.K. Inland Revenue, in respect of a cash dividend, a payment (a "Treaty Payment") equal to the amount of the tax credit to which an individual resident in the United Kingdom for U.K. tax purposes would have been entitled had such individual received the dividend (the "Tax Credit Amount") reduced by an amount equal to 15% of the sum of the dividend and Tax Credit Amount (the "15% U.K. withholding tax"). For example, at the current rate of ACT of one quarter of the amount of a dividend applicable until April 5, 1999, an Eligible U.S. Holder that receives from Reed International a cash dividend payment of 80p is currently entitled to a Treaty Payment of 5p (i.e., the Tax Credit Amount of 20p reduced by 15% of the cash sum of the dividend and the Tax Credit Amount, or
15p), resulting in a total cash receipt (before applicable U.S. taxes) of 85p.

     The requirement to account for ACT is to be abolished for dividends paid on or after April 6, 1999. From that date, Reed International will no longer be required to account to the U.K. Inland Revenue for ACT when paying a dividend on the Reed International Ordinary Shares, and an individual resident in the United Kingdom for U.K. tax purposes who receives such a dividend will be entitled to a tax credit equal to only one-ninth of the dividend. The right of U.S. Holders to claim payment of any part of that tax credit will depend on the terms of the U.K. Tax Treaty effective at the date the dividend is paid; however, U.S. Holders should note that the reduction in the rate of the tax credit available to U.K. resident individuals from April 6, 1999 is likely to mean that U.S. Holders currently entitled to claim payment of the Tax Credit Amount on dividends paid before April 6, 1999 may not be entitled to obtain payment of that amount in respect of dividends paid on or after April 6, 1999.

     For the purposes of this Annual Report, the term "Eligible U.S. Holder" means a U.S. Holder that is a beneficial owner of the dividend paid with respect to its Reed International ADSs and that satisfies all of the following conditions: the U.S. Holder (i) is an individual or a corporation resident in the United States for purposes of the U.K. Tax Treaty (and, in the case of a corporation, not also resident in the United Kingdom for U.K. tax purposes),
(ii) is not a corporation which, alone or together with one or more associated corporations, controls, directly or indirectly, 10% or more of the voting stock of Reed International, (iii) is a holder whose holding of ADSs is not effectively connected with a permanent establishment in the United Kingdom through which such U.S. Holder carries on business or with a fixed base in the United Kingdom from which such U.S. Holder performs independent personal services, (iv) under certain circumstances, is not a company 25% or more of the capital of which is owned, directly or indirectly, by persons that are not individuals resident in, and are not nationals of, the United States, (v) under certain circumstances, is not exempt from federal income tax on dividend income in the United States and (vi) under certain circumstances, does not own 10% or more of the Reed International Ordinary Shares.

     A U.S. Holder that is a partnership, trust or estate may be entitled under the U.K. Tax Treaty to receive a Treaty Payment in respect of a cash dividend paid by Reed International applicable until April 5, 1999, but only to the extent that dividend income derived by such U.S. Holder is taxable in the United States as the income of a U.S. resident in the hands of such U.S. Holder or of its partners or beneficiaries, as the case may be.

     A U.S. Holder that is entitled to and wishes to receive payment of the Treaty Payment in respect of a dividend paid before April 6, 1999, must make a separate claim for payment in the manner and at the times prescribed in U.S. Revenue Procedure 80-18, 1980-1 C.B. 623, U.S. Revenue Procedure 90-61, 1990-2 C.B. 657 and U.S. Revenue Procedure 81-58, 1981-2 C.B. 678. Claims for such payment must be made within six years of the end of the U.K. year of assessment (generally April 5 in each year) in which the related dividend was paid. The first claim by an Eligible U.S. Holder for a payment under these procedures is made by sending the appropriate U.K. form in duplicate to the Director of the Internal Revenue Service ("I.R.S.") Center with which such Eligible U.S. Holder's last U.S. federal income tax return was filed. Forms may be obtained from the Internal Revenue Service, Assistant Commissioner (International), 950 L'Enfant Plaza South, S.W., Washington, D.C. 20024. As a claim may not be considered made until the U.K. Inland Revenue receives the appropriate form from the I.R.S., forms should be sent to the I.R.S. well before the end of the applicable limitation period. Any refund claim after the first claim by an Eligible U.S. Holder for payment under these procedures should be filed directly with the U.K. Inland Revenue, Financial Intermediaries and Claims Office, Fitzroy House, PO Box 46, Nottingham NG2 1BD, England.

     Distributions made in respect of the Reed International Ordinary Shares (including any related Tax Credit Amount) will constitute dividends for U.S. federal income tax purposes to the extent paid out of current or accumulated earnings and profits of Reed International, as determined under U.S. federal income tax principles. The amount of dividend income for a U.S. Holder will be the dollar value of the dividend payment, on the date of receipt by the Depositary, regardless of whether the dividend is converted into dollars. Foreign currency exchange gain or loss, if any, realized on a sale or other disposition of pounds, will be ordinary income or loss to the U.S. Holder. Dividends paid by Reed International will not be eligible for the dividends received deduction allowed to corporations under the Code.

     Subject to certain limitations, the 15% U.K. withholding tax may be claimed as a credit against the U.S. federal income tax liability of the Eligible U.S. Holder. The overall limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes, or "baskets" of income. For this purpose, dividends distributed by Reed International will be treated as income from sources outside the United States and generally will constitute "passive income" or, in the case of certain U.S. Holders, "financial services income". Foreign tax credits allowable with respect to each income basket cannot exceed the U.S. federal income tax otherwise payable with respect to such income.

     Under section 812 of the United Kingdom Income and Corporation Taxes Act 1988, the United Kingdom Treasury has power to deny payment of Tax Credit Amounts under the United Kingdom's income tax conventions to certain corporations if they or an associated company (as defined in the said section
812) has a qualifying presence in a state in the United States which operates a unitary system of corporate taxation. These provisions come into force only if the United Kingdom Treasury so determines by statutory instrument. No such instrument is currently in force.

Taxation of Capital Gains

     A U.S. Holder that is not resident (and, in addition, in the case of an individual, not ordinarily resident) in the United Kingdom for U.K. tax purposes will not ordinarily be liable for U.K. taxation on capital gains realized on the disposal of such holder's Reed International ADSs unless at the time of the disposal such U.S. Holder carries on a trade, profession or vocation in the United Kingdom through a branch or agency and such Reed International ADSs are or have been used, held or acquired for the purposes of such trade (or profession or vocation), branch or agency.

     A U.S. Holder will, upon the sale or exchange of a Reed International ADS, generally recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the dollar amount realized for the Reed International ADS and the U.S. Holders's tax basis in the ADS. Such gain or loss will be capital gain or loss and will be long term capital gain or loss if the Reed International ADS has been held for more than one year on the date of the sale or exchange. Capital gains of individuals derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by a U.S. Holder will generally be treated as U.S. source gain or loss.

     Although capital gains of corporations currently are taxed at the same rates as ordinary income, the distinction between capital gain and ordinary income or loss is relevant for purposes of, among other things, limitations on the deductibility of capital losses. Individuals and certain other non-corporate taxpayers are taxed at a lower rate on net long-term capital gains than on items of ordinary income.

Information Reporting and Backup Withholding

     In general, information reporting requirements will apply to dividends paid in respect of the Reed International ADSs or the proceeds received on the sale, exchange, or redemption of the Reed International ADSs within the United States by non-corporate U.S. Holders, and a 31% backup withholding may apply to such amounts if the U.S. Holder fails to provide an accurate taxpayer identification number or to report interest and dividends required to be shown on its federal income tax returns. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder's U.S. federal income tax liability.

Estate and Gift Tax

     Reed International ADSs evidenced by ADRs held by an individual U.S. Holder whose domicile is determined to be the United States for purposes of the U.K. Estate Tax Treaty between the United States and the United Kingdom (the "U.K. Estate Tax Treaty") and who is not a national of the United Kingdom will not be subject to U.K. inheritance tax on such individual's death or on a lifetime transfer of the ADSs except in certain cases where the ADSs (i) are part of the business property of a U.K. permanent establishment of an enterprise, (ii) pertain to a U.K. fixed base of an individual used for the performance of independent personal services, or (iii) are comprised in a settlement (unless at the time of the settlement the settlor was domiciled in the United States and was not a national of the United Kingdom). The U.K. Estate Tax Treaty generally provides a credit against U.S. federal estate or gift tax liability for the amount of any U.K. inheritance tax paid in the United Kingdom in a case where the ADSs a re subject to both U.K. inheritance tax and to U.S. federal estate or gift tax.

U.K. Stamp Duty and Stamp Duty Reserve Tax

     U.K. Stamp Duty and U.K. Stamp Duty Reserve Tax ("SDRT") is payable upon the transfer or issue to the Custodian of Reed International Ordinary Shares in exchange for Reed International ADSs evidenced by ADRs. For this purpose, the current rate of Stamp Duty is L1.50 per L100 (or part thereof) and the current rate of SDRT is 1.5% applied, in each case, to the amount or value of the consideration or, in some circumstances, to the value of the Ordinary Shares. The Stamp Duty or SDRT will be payable by the D epositary. In accordance with the terms of the Deposit Agreement, holders of ADRs must pay an amount in respect of such stamp duty or SDRT to the Depositary except in connection with the initial issuance and deposit of the Reed International Ordinary Shares.

     Provided that the instrument of transfer is not executed in the United Kingdom and remains at all subsequent times outside the United Kingdom, no U.K. Stamp Duty will be payable on the acquisition or subsequent transfer of Reed International ADRs. Agreement to transfer Reed International ADRs will not give rise to a liability to SDRT.

     A transfer of Reed International Ordinary Shares by the Depositary or its nominee to the relative ADR holder where there is no transfer of beneficial ownership will give rise to U.K. Stamp Duty at the rate of 50 pence per transfer.

     Purchases of Reed International Ordinary Shares, as opposed to ADSs, may give rise to a charge to U.K. Stamp Duty or SDRT at the rate of 50 pence per L100 or part thereof (Stamp Duty) or 0.5% (SDRT) of the price payable for the Reed International Oridinary Shares at the time of the transfer or agreement to transfer. SDRT is generally the liability of the purchaser and U.K. Stamp Duty is also usually paid by the purchaser. Where such Reed International Ordinary Shares are later transferred to the Custodian, further U.K. Stamp Duty or SDRT will normally be payable as described above.

                                    ELSEVIER

     The following is a summary of all material United States federal and Dutch tax consequences of the acquisition, ownership and disposition of Elsevier ADSs. The discussion is applicable to U.S. Holders (as defined below) (i) who are residents of the United States for purposes of the United States/Netherlands Double Taxation Convention of December 18, 1992 (the "Dutch Tax Treaty of 1992") and (ii) whose ADSs are not, for purposes of the Dutch Tax Treaty of 1992, effectively connected with a permanent establishment and/or permanent representative in the Netherlands.

     The statements regarding U.S. and Dutch tax laws (including the Dutch Tax Treaty of 1992) set forth below are based (i) on those laws as in force and as applied in practice on the date of this Annual Report and are subject to changes to those laws and/or changes in practice subsequent to the date of this Annual Report that may affect the tax consequences described herein (some of which may have retroactive effect), and (ii) in part on representations of the Depositary and assume that each obligation in the Elsevier Deposit Agreement (as defined below) and any related agreement will be performed in accordance with its terms. This summary is not exhaustive of all possible tax considerations and prospective purchasers are advised to satisfy themselves as to the overall tax consequences, including specifically the applicability of the Dutch Tax Treaty of 1992 to U.S. Holders of Elsevier ADSs and the consequences under U.S. state and local and other laws, of the acquisition, ownership and disposition of Elsevier ADSs by consulting their own tax advisers. As used herein, a "U.S. Holder" of an Elsevier ADS means a holder that is a citizen or resident of the United States, a corporation, partnership or other entity created or organized in or under the laws of the United States or any political subdivision thereof, or an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

     This discussion is intended only as a descriptive summary and does not purport to be a complete analysis or listing of all possible U.S. tax considerations. The discussion deals only with Elsevier ADSs held as capital assets and does not address any special tax consequences that may be applicable to U.S. Holders that are subject to special treatment under the Code, such as dealers in securities, financial institutions, life insurance companies, persons holding Elsevier ADSs as part of a hedging or conversion transaction or a straddle or persons whose functional currency is not the U.S. dollar.

     In general, for United States federal income tax purposes, U.S. Holders of Elsevier ADSs will be treated as the owners of the underlying Elsevier Ordinary Shares that are represented by such Elsevier ADSs. Deposits or withdrawals of Elsevier Ordinary Shares by U.S. Holders for Elsevier ADSs generally will not be subject to U.S. federal income tax.

Taxation of Dividends

     The gross amount of dividends paid to U.S. Holders of Elsevier ADSs (including amounts withheld to reflect Dutch withholding taxes) will be treated as dividend income to such U.S. Holders, to the extent paid out of current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Such income will be includable in the gross income of a U.S. Holder as ordinary income on the day received by the Depositary. Such dividends will not be eligible for the dividends received deduction allowed to corporations under the Code.

     The amount of any dividend paid in Dutch guilders will equal the U.S. dollar value of the Dutch guilders received calculated by reference to the exchange rate in effect on the date the dividend is received by the Depositary, regardless of whether the Dutch guilders are converted into U.S. dollars. If the dividend is not converted into U.S. dollars on the date of receipt, a U.S. Holder will have a basis in the Dutch guilders equal to the U.S. dollar value on the date of receipt. Any gain or loss realized on a subsequent conversion or other disposition of the Dutch guilders will be treated as ordinary income or loss.

     Generally the maximum rate of withholding tax on dividends paid to a U.S. Holder pursuant to the Dutch Tax Treaty of 1992 is 15%. Subject to certain conditions and limitations, Dutch withholding taxes will be treated as foreign taxes eligible for credit against a U.S. Holder's U.S. federal income tax liability. The overall limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes or "baskets" of income. For this purpose, dividends paid by Elsevier will be treated as income from sources outside of the United States and generally will constitute "passive income" or, in the case of certain U.S. Holders, "financial services income". Foreign tax credits allowable with respect to each income basket, cannot exceed the U.S. federal income tax otherwise payable with respect to such income.

     To the  extent  that the  amount  of any  distribution  exceeds  Elsevier's current and accumulated earnings and profits for a taxable year, the distribution will first be treated as a tax-free return of capital, causing a reduction in the adjusted basis of the Elsevier ADSs (thereby increasing the amount of gain, or decreasing the amount of loss, to be recognized by the investor on a subsequent disposition of the Elsevier ADSs), and the balance in excess of adjusted basis will be taxed as capital gain recognized on a sale or exchange.

Taxation of Capital Gains

     For U.S. federal income tax purposes, a U.S. Holder will recognize taxable gain or loss on any sale or exchange of an Elsevier ADS in an amount equal to the difference between the amount realized for the Elsevier ADS and the U.S. Holder's basis in the Elsevier ADS. Such gain or loss will be capital gain or loss and will be long-term capital gain or loss if the Elsevier ADS has been held for more than one year on the date of the sale or exchange. Capital gains of individuals derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by a U.S. Holder will generally be treated as U.S. source gain or loss.

     Although capital gains of corporations currently are taxed at the same rates as ordinary income, the distinction between capital gain and ordinary income or loss is relevant for purposes of, among other things, limitations on the deductibility of capital losses. Individuals and certain other non-corporate taxpayers are taxed at a lower rate on net long-term capital gains than on items of ordinary income.

Information Reporting and Backup Withholding

     In general, information reporting requirements will apply to dividends paid in respect of the Elsevier ADSs or the proceeds received on the sale, exchange, or redemption of the Elsevier ADSs within the United States by non-corporate U.S. Holders, and a 31% backup withholding may apply to such amounts if the U.S. Holder fails to provide an accurate taxpayer identification number or to report interest and dividends required to be shown on its federal income tax returns. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder's United States federal income tax liability.

Dutch Tax Consequences

     This discussion summarizes the principal Dutch tax consequences under current law and practice to U.S. Holders, as interpreted under officially published case law. This summary generally does not address the tax consequences to a U.S. Holder that is resident (or, in the case of an individual, ordinarily resident) in the Netherlands for Dutch tax purposes.

Taxation of Dividends

     Dividends, distributed by Elsevier are, pursuant to Dutch national law, subject to 25% dividend withholding tax. Dividends include dividends in cash or in kind, constructive dividends and liquidation proceeds in excess of recognized (for Dutch tax purposes) paid-in capital. Distribution of stock dividends is subject to dividend withholding tax unless distributed out of recognized (for Dutch tax purposes) paid-in share premium.

     Under the application of the Dutch Tax Treaty of 1992, dividends paid by Elsevier to a beneficial owner resident in the United States are generally eligible for a reduction in the rate of withholding to 15% of the gross amount of the dividends.

     In case the beneficial owner is a company which holds directly at least 10% of the voting power of Elsevier, the rate of withholding will be further reduced to 5% of the gross amount of the dividends.

     Elsevier is not a "beleggingsinstelling" in the sense of Article 28 of the Netherlands Corporation Tax Act (Wet op de vennootschapsbelasting 1969). (A "beleggingsinstelling" is a specific investment fund referred to in Article 28 of the Netherlands Corporate Income Tax Act, the sole purpose of which is to invest funds and to distribute its revenues to its shareholders within eight months after the end of its fiscal year. Under a number of conditions, the beleggingsinstelling is not subject to Dutch corporate income tax.)

     The term "dividends" as used in this convention means income from shares or other rights participating in profits, as well as income from other corporate rights which is subjected to the same taxation treatment as income from shares by the laws of the Netherlands. For the purposes of this paragraph, the term "dividends" also includes, in the case of the Netherlands, income from profit sharing bonds ("winstdelende obligaties").

     A beneficial owner of dividends, who holds depositary rights evidencing beneficial ownership of the shares in lieu of the shares themselves in Elsevier may claim the benefits of the Dutch Tax Treaty of 1992.

     The above provisions shall not apply if the beneficial owner of the dividends, being a resident of the United States, carries on business in the Netherlands, through a permanent establishment situated therein, or performs independent personal services from a fixed base situated therein, and the holding in respect of which the dividends are paid forms part of the business property of such permanent establishment or pertains to such fixed base.

     A trust, company or other organization that is a resident of the United States and that is operated exclusively for religious, charitable, scientific, educational, or public purposes shall be exempt from Dutch withholding tax if and to the extent that: (a) such trust, company or other organization is exempt from tax in the United States, and: (b) such trust, company or other organization would be exempt from tax in the Netherlands in respect of such items of income if it were organized, and carried on all its activities, in the Netherlands, unless the income is derived from carrying on a trade or business or from a related person other than a person referred to above.

     Dividend income derived by a trust, company or other organization constituted and operated exclusively to administer or provide benefits under one or more funds or plans established to provide pension, retirement or other employee benefits shall in principle be exempt from Dutch withholding tax if it is a resident of the United States and its income is generally exempt from tax, unless the income is derived from carrying on a trade or business or from a related person other than a person referred to above. However, if the ownership of the dividend is separated from the ownership of the ADS, the exemption from Dutch withholding tax may be challenged.

Taxation of Capital Gains

     Gains derived by a resident of the United States from the disposition of Elsevier ADSs generally will not be taxable in the Netherlands. If, however, the ADSs would form part of the business property of a permanent establishment which an enterprise of the United States has in the Netherlands or of personal property pertaining to a fixed base, available to a resident of the United States, in the Netherlands for the purpose of performing independent personal services, such gains, including those from the alienation of such permanent establishment (alone or with the whole enterprise) or of such fixed base, may be taxed in the Netherlands.

     The provisions of the Dutch Tax Treaty of 1992 shall not affect the right of the Netherlands to levy according to its own law a tax on gains from the alienation of Elsevier ADSs derived by an individual who is a resident of the United States and who: (a) has, at any time during the five year period preceding the alienation, been a resident of the Netherlands, and (b) at the time of the alienation owns, either alone or together with related individuals, at least 25% of any class of shares in Elsevier. For the purposes of the Dutch Tax Treaty of 1992, the term "related individuals" means the alienator's spouse and his relatives by blood or marriage in the direct line (ancestors and lineal descendants) and his relatives (by whole or half blood or by marriage) in the second degree in the collateral line (siblings of their spouses). In case the individuals would not be married, the term "related individuals" means the alienator, his/her partner and their relatives by blood or marriage in the direct line.

     A resident of the United States may be subject to Dutch personal income tax on (part of) the gains derived from the alienation of Elsevier ADSs if (a) the resident has moved his residence from the Netherlands to the United States at any time during the ten year period preceding the alienation of the ADSs and (b) at the time of emigration owned, either alone or together with related individuals, at least 5% of any class of shares in Elsevier. For the purposes of this paragraph, the term "related individual s" means the alienator's spouse and their relatives by blood or marriage in the direct line (ancestors and lineal descendants). In case the resident would not be married, the term "related individuals" means the alienator, his/her partner and their relatives by blood or marriage in the direct line.

Estate, Gift and Transfer (recht van overgang) Tax

     A gift or inheritance of Elsevier ADSs from a U.S. Holder of ADSs will not be subject to Dutch inheritance, gift and transfer (recht van overgang) tax, provided that: (a) the holder does not carry on a business in the Netherlands through a permanent establishment or a permanent representative to which or to whom the ADSs are attributable; (b) the holder has not been a resident of the Netherlands at any time during the ten years preceding the time of the gift or death, or, in the event he or she has been a resident of the Netherlands in that period, the holder is not a Dutch citizen at the time of the gift or death; and
(c) for purposes of the tax on gifts, the holder has not been a resident of the Netherlands at any time during the twelve months preceding the time of the gift.

                        ITEM 8: SELECTED FINANCIAL DATA
                                  REED ELSEVIER

     The selected combined financial data for Reed Elsevier should be read in conjunction with, and is qualified by, the Combined Financial Statements included in this Annual Report. In addition, as separate legal entities, Reed International and Elsevier prepare separate financial statements which reflect their respective shares in the Combined Businesses accounted for on an equity basis.

     The selected financial data for Reed Elsevier for the five years ended December 31, 1998 has been extracted or derived from the Combined Financial Statements which have been audited by Deloitte & Touche, London and Deloitte & Touche, Amsterdam.

Combined Income Statement Data


                                                                     Year ended December 31,(1)(3)
                                                   --------------------------------------------------------------
                                                     1994       1995       1996       1997       1998      1998(2)
                                                  (restated) (restated) (restated) (restated)
                                                   --------   --------   --------   --------   --------  --------
                                                                             (in millions)
Amounts in accordance with U.K. and Dutch GAAP:
Net sales(4)
  Continuing operations..........................   L2,164     L2,724     L2,897     L2,987     L3,163    $5,251
  Discontinued operations........................      871        925        484        430         28        46
                                                    ------     ------     ------     ------     ------    ------
Total Activities.................................    3,035      3,649      3,381      3,417      3,191     5,297
                                                    ------     ------     ------     ------     ------    ------
Operating income (including joint ventures)
 before exceptional items and amortization(4)(7)
  Continuing operations..........................      539        700        787        812        813     1,350
  Discontinued operations........................      124        128         69         73        ---       ---
Amortization of goodwill and intangible assets(3)
 (including joint ventures)......................     (223)      (255)      (250)      (289)      (332)     (551)
Exceptional items charged to operating
 income(5)(6)....................................      ---        ---        ---       (502)       (79)     (131)
                                                    ------     ------     ------     ------     ------    ------
Operating income (including joint ventures)......      440        573        606         94        402       668
Non-operating exceptional items(5)...............       14        403         24         54        682     1,132
                                                    ------     ------     ------     ------     ------    ------
Income before interest and taxes.................      454        976        630        148      1,084     1,800
Net interest expense.............................      (57)      (105)       (51)       (62)       (40)      (67)
                                                    ------     ------     ------     ------     ------    ------
Income before taxes and minority interests.......      397        871        579         86      1,044     1,733
Taxes on income..................................     (178)      (185)      (212)       (99)      (271)     (449)
Minority interests...............................       (1)        (1)        (1)        (1)        (1)       (2)
                                                    ------     ------     ------     ------     ------    ------
Net income.......................................      218        685        366        (14)       772     1,282
                                                    ======     ======     ======     ======     ======    ======

Approximate amounts in accordance with U.S. GAAP:
Continuing operations(4)
  Operating income...............................      460        542        711        107         13        22
  Net income.....................................      273        270        450          3       (122)     (203)
                                                    ------     ------     ------     ------     ------    ------
Discontinued operations(4)
  Net income from trading operations.............       69         70         43         40         (1)       (2)
  Gain on sales net of provisions................      ---        353        ---        ---        521       865
                                                    ------     ------     ------     ------     ------    ------
Net income from discontinued operations..........       69        423         43         40        520       863
                                                    ======     ======     ======     ======     ======    ======

Combined Balance Sheet Data

                                                                     Year ended December 31,(1)(3)
                                                   --------------------------------------------------------------
                                                     1994       1995       1996       1997       1998      1998(2)
                                                  (restated) (restated) (restated) (restated)
                                                   --------   --------   --------   --------   --------  --------
                                                                             (in millions)
Amounts in accordance with U.K. and Dutch GAAP:
Total assets.....................................   L4,960     L5,573     L5,176     L5,211     L5,760    $9,561
Long term  obligations  less  current  portion(8)     (749)      (930)      (717)      (689)      (520)     (863)
Net borrowings(9)................................   (1,295)      (680)      (196)      (630)      (962)   (1,597)
Combined shareholders' equity....................    1,700      2,139      2,063      1,692      2,130     3,536

Approximate amounts in accordance  with U.S.  GAAP:
Total assets.....................................    5,749      6,483      6,107      6,139      6,443    10,695
Long term obligations less current portion(8)....   (1,130)    (1,256)      (993)    (1,291)    (1,122)   (1,863)
Combined shareholders' equity....................    2,529      3,084      3,075      2,774      2,833     4,703

-------------
(1) The Combined Financial Statements are prepared in accordance with accounting policies that are in conformity with U.K. and Dutch GAAP, which differs in certain significant respects from U.S. GAAP. The differences between U.K. and DutchGAAP and U.S. GAAP which are relevant to the Combined Businesses are set out in note 28 to the audited Combined Financial Statements.
(2) For the convenience of the reader, pounds sterling amounts for the fiscal year ended December 31, 1998 have been translated into U.S. dollars using the Noon Buying Rate on December 31, 1998 of $1.66 per L1.00.
(3) Amounts presented for the financial years 1994, 1995, 1996 and 1997, have been restated on introduction of new U.K. accounting standards, which are first applicable for the 1998 financial year, to include retrospective capitalization and amortization of acquired goodwill and intangible assets (FRS10) and additional information in respect of joint ventures (FRS 9). For further details see note 1 to the Combined Financial Statements.
(4) Under U.K. and Dutch GAAP, discontinued operations only comprise those businesses where sales transactions or closures have been completed. Under U.S. GAAP all businesses are treated as discontinued operations once the formal commitment to sell or close is made. Under U.S. GAAP net income from discontinued operations includes net income from the trading activities of discontinued operations and the gain or loss on sale of discontinued operations. Under U.K. and Dutch GAAP operating results from discontinued operations are included within operating income and the gain or loss on sale is included as an exceptional item. Under U.K. and Dutch GAAP and under U.S. GAAP, discontinued operations comprise those consumer publishing businesses divested in 1995, IPC Magazines divested in 1998 and the consumer book publishing operations, the divestment of which was completed during 1998.
(5) Exceptional items are significant items within Reed Elsevier's ordinary activities which, under U.K. and Dutch GAAP, need to be disclosed separately by virtue of their size or incidence. Exceptional items charged to operating income, under U.K. and Dutch GAAP, in 1998 total L79 million in respect of Year 2000 compliance and acquisition related integration. Operating income in 1997 is stated after charging exceptional items of L502 million. This amount comprises L230 million in respect of the estimated cost of programs to recompense advertizers in relation to irregularities in circulation claims for certain Reed Travel Group publications together with related expenses and reorganization costs; L250 million in respect of a non-cash write-down of intangible assets related to Reed Travel Group; and L22 million in respect of Year 2000 compliance and acquisition related integration. Non-operating exceptional items arise primarily from the net profit on disposal of IPC Magazines in 1998 and, in prior years, disposal of other businesses including the other consumer publishing businesses divested. For further details see note 5 to the audited Combined Financial Statements.
(6) In accordance with the U.K. accounting standard FRS7: Fair Values in Acquisition Accounting, reorganization costs in respect of acquisitions are charged to the income statement, and categorized as exceptional items; prior to 1995 these costs were included in goodwill.
(7) The SSAP 24 credit in respect of the main U.K. pension scheme included in operating income is L4 million in the 1998 fiscal year, (1997 L1 million; 1996 L7 million; 1995 L6 million; 1994 L9 million); see note 26 to the audited Combined Financial Statements. The SSAP 24 credit comprises a regular cost offset by amortization of the net actuarial surplus calculated in accordance with the provisions of the U.K. accounting standard SSAP 24:
     Accounting for Pension Costs.
(8) Long term obligations comprise long term borrowings and capital lease obligations which become due after more than one year. Reed Elsevier has revolving credit facilities expiring in over one year with a number of banks which are available to support commercial paper and other short term borrowings. Under U.S. GAAP the borrowings backed by these credit facilities, which amount to L602 million at December 31, 1998 (1997 L602 million; 1996 L276 million; 1995 L326 million; 1994 L381 million), are included as long term obligations.
(9)  Net  borrowings   comprise  total  borrowings  less  cash  and  short  term
     investments.

                               REED INTERNATIONAL

     The selected financial data for Reed International should be read in conjunction with, and is qualified by, the consolidated financial statements of Reed International included in this Annual Report. The results and financial position of Reed International reflect its 52.9% economic interest in the Combined Businesses, which takes into account its 5.8% indirect interest in Elsevier, accounted for on a gross equity basis.

     All of the selected consolidated financial data for Reed International set forth below has been extracted or derived from the financial statements of Reed International, which have been audited by Deloitte & Touche, London.

                                                                     Year ended December 31,(1)(3)(4)
                                                   --------------------------------------------------------------
                                                     1994       1995       1996       1997       1998      1998(2)
                                                  (restated) (restated) (restated) (restated)
                                                   --------   --------   --------   --------   --------  --------
                                                               (in millions, except per share amounts)
Amounts in accordance with U.K. GAAP:
Share of net income from joint ventures(5)
  Share of income before taxes, exceptional
    items and amortization.......................     L321       L382       L426       L435       L409      $679
  Share of amortization of goodwill and
    intangible assets before tax.................     (118)      (134)      (132)      (153)      (176)     (292)
  Share of exceptional items before tax..........        7        213         13       (237)       319       529
  Taxation.......................................      (95)       (99)      (113)       (52)      (144)     (239)
                                                    ------     ------     ------     ------     ------    ------
                                                       115        362        194         (7)       408       677
Tax credit equalization(5).......................      (14)       (16)       (18)       (20)       (12)      (20)
                                                    ------     ------     ------     ------     ------    ------
Net income.......................................      101        346        176        (27)       396       657
                                                    ------     ------     ------     ------     ------    ------
Basic earnings per Reed International
  Ordinary Share(6)(7)(9)........................      9.0p      30.7p      15.5p      (2.4p)     34.7p     0.58
Fully diluted earnings per Reed International
  Ordinary Share(6)(7)...........................      8.9p      30.5p      15.4p      (2.4p)     34.6p     0.57
Gross dividends per Reed International
  Ordinary Share(6)(8)...........................    13.45p      15.3p      17.0p     18.25p      17.3p     0.29
Total assets.....................................    1,024      1,274      1,247      1,056      1,292     2,145
Long term obligations............................       36         36         36         36         36        60
Shareholders' equity(10).........................      899      1,132      1,091        895      1,127     1,871

Approximate amounts in accordance U.S. GAAP:
Net income.......................................      168        352        244          4        191       317
Basic earnings per Reed International
  Ordinary Share(6)(7)(9)........................     14.9p      30.9p      21.4p       0.4p      16.7p     0.28
Fully diluted earnings per Reed International
  Ordinary Share(6)(7)...........................     14.7p      30.7p      21.4p       0.4p      16.7p     0.28
Total assets.....................................    1,379      1,677      1,673      1,511      1,544     2,563
Long term obligations............................       36         36         36         36         36        60
Shareholders' equity(10).........................    1,338      1,631      1,627      1,467      1,499     2,488

-------------
(1) The consolidated financial statements of Reed International are prepared in accordance with accounting policies that are in conformity with U.K. GAAP, which differs in certain significant respects from U.S. GAAP. The differences between U.K.GAAP and U.S. GAAP which are relevant to Reed International are set out in note 17 to the audited financial statements of Reed International.

(2) For the convenience of the reader, pounds sterling and pence amounts for the fiscal year ended December 31, 1998 have been translated into U.S. dollars using the Noon Buying Rate on December 31, 1998 of $1.66 per L1.00.

(3) Under the new UK accounting standard FRS 9: Associates and Joint Ventures, which is first applicable for the 1998 financial year, Reed International's interest in the Combined Businesses, previously treated as an associate, now falls to be treated as an interest in joint ventures. Reported net assets and net income are unaffected.

(4) Under the new UK accounting standard FRS 10: Goodwill and Intangible Assets, which is first applicable for the 1998 financial year, the results of the Reed Elsevier combined businesses for the financial years 1994, 1995, 1996 and 1997 have been restated to include retrospective capitalization and amortization of acquired goodwill and intangible assets. The amounts presented for Reed International have been restated accordingly.

(5) The share of net income from joint ventures is based on the 52.9% economic interest that Reed International shareholders have in the net income of the Combined Businesses. The statutory net income of Reed International includes the impact of sharing the U.K. tax credit on dividend distributions with Elsevier NV as a reduction in reported net income.

(6) Earnings per Reed International Ordinary Share and gross dividends per Reed International Ordinary Share for all relevant periods have been restated to give effect to the two for one share split in respect of Reed International Ordinary Shares, which became effective on May 2, 1997.

(7)  In  accordance  with  the new  U.K.  financial  reporting  standard  FRS14:
     Earnings per Share, which is first applicable in the 1998 financial year both basic earnings per share and fully diluted earnings per share are presented. Under U.K. and U.S.GAAP, the calculation of basic earnings per share is based only on common stock in issue. Fully diluted earnings per share amounts take account of the effects of additional common stock that would be in issue if outstanding dilutive potential shares had been exercised.

(8) The amount of gross dividends per Reed International Ordinary Share shown includes the U.K. tax credit (currently 20%; reducing to 10% after April 6, 1999 and applicable to the 1998 final dividend) available to certain Reed International shareholders, including beneficial owners of Reed International ADSs who are residents of the U.S.A. for the purposes of the U.K. Tax Treaty but do not include any deduction on account of U.K. withholding taxes, currently at the rate of 15% of the sum of the dividend and the related tax credit in most cases; see "Taxation --- Reed International --- Taxation of dividends".

(9) Net income includes Reed International's share of the Combined Businesses' exceptional items, which in 1995 related to the net gain on sale of certain consumer publishing businesses. Basic earnings per Reed International Ordinary Share under, respectively, U.S. GAAP and U.K. GAAP includes 16.4p and 18.8p in respect of such gain on sale.

     In 1997 exceptional items principally relate to the Reed Travel Group provision for customer compensation and related expenses and reorganization costs together with the non-cash writedown of Reed Travel Group intangible assets. Basic earnings per Reed International Ordinary Share under, respectively, U.S. GAAP and U.K. GAAP includes 21.6p (loss) and 18.3p
     (loss) in respect of these items.

     In 1998 exceptional items principally relate to the gain on disposal of IPC Magazines. Basic earnings per Reed International Ordinary Share under, respectively, U.S. GAAP and U.K. GAAP includes 24.1p and 27.4p in respect of this item. In addition, under U.S.GAAP, the Combined Businesses' goodwill and intangible asset lives have been re-evaluated and are now being amortized over shorter periods resulting, in 1998, in a significantly higher periodic amortization charge; see Note28 to the Combined Financial Statements. Basic earnings per Reed International Ordinary Share includes 12.3p (loss) under U.S. GAAP in respect of the non recurring element of the incremental charge arising from this re-evaluation.

(10) Shareholders'  equity  for  all  years  includes  L4million  of  non-equity
     preference   shares,   which  are   redeemable   at  the   option  of  Reed
     International.

                                    ELSEVIER

     The selected financial data for Elsevier should be read in conjunction with, and is qualified by, the financial statements of Elsevier included in this Annual Report. The results and financial position of Elsevier reflect its 50% interest in the Combined Businesses, accounted for on an equity basis.

     All of the selected financial data for Elsevier set forth below has been extracted or derived from the financial statements of Elsevier, which have been audited by Deloitte & Touche, Amsterdam.

                                                                     Year ended December 31,(1)(3)(4)
                                                   --------------------------------------------------------------
                                                     1994       1995       1996       1997       1998      1998(2)
                                                  (restated) (restated) (restated) (restated)
                                                   --------   --------   --------   --------   --------  --------
                                                               (in millions, except per share amounts)
Share in net income of affiliates(4)
  Shares of income before taxes, exceptional
    item and amortization........................   Dfl841     Dfl914   Dfl1,057   Dfl1,313   Dfl1,268      $672
  Share of amortization of goodwill and
    intangible assets before tax.................     (310)      (323)      (329)      (461)      (545)     (289)
  Share of exceptional items before tax..........       19        510         32       (716)       989       524
  Taxation.......................................     (247)      (234)      (279)      (158)      (446)     (236)
                                                    ------     ------     ------     ------    -------    ------
Net income.......................................      303        867        481        (22)     1,266       671
                                                    ------     ------     ------     ------     ------    ------
Basic earnings per Elsevier
  Ordinary Share(5)(6)(7)........................     0.43       1.24       0.68      (0.03)      1.79      0.95
Gross dividends per Elsevier
  Ordinary Share(5)..............................     0.55       0.59       0.76       0.95       0.87      0.46

Total assets.....................................    2,645      3,022      3,542      3,384      3,826     2,028
Long term borrowings, less current portion.......      (15)       (19)       (21)       (24)       (25)      (13)
Shareholders' equity.............................    2,304      2,642      3,053      2,826      3,333     1,766

Approximate amounts in accordance with U.S. GAAP:
Net income.......................................      511        914        692        128        719       381
Basic earnings per Elsevier
  Ordinary Share(5)(6)(7)........................     0.73       1.30       0.98       0.18       1.02      0.54

Total assets.....................................    3,525      3,917      4,667      4,751      4,533     2,402
Long term borrowings, less current portion.......      (15)       (19)       (21)       (24)       (25)      (13)
Shareholders' equity.............................    3,427      3,809      4,551      4,633      4,434     2,350

-------------

(1) The financial statements of Elsevier are prepared in accordance with accounting policies that are in conformity with Dutch GAAP, which differs in certain significant respects from U.S. GAAP. The differences between Dutch GAAP and U.S.GAAP which are relevant to Elsevier are set out in note 13 to the audited financial statements of Elsevier.

(2) For the convenience of the reader, Dutch guilder amounts for the fiscal year ended December 31, 1998 have been translated into U.S. dollars using the Noon Buying Rate on December 31, 1998 of U.S. $0.53 per Dfl1.00.

(3) Under the new UK accounting standard FRS 10: Goodwill and Intangible Assets, which is first applicable for the 1998 financial year, the results of the Reed Elsevier combined businesses for the financial years 1994, 1995, 1996 and 1997 have been restated to include retrospective capitalization and amortization of acquired goodwill and intangible assets. The amounts presented for Elsevier have been restated accordingly.

(4)  The share in net  income of  affiliates  is based upon the 50% share of the
     net  income  of  the   Combined   Businesses   attributable   to   Elsevier
     shareholders.

(5) Basic earnings per Elsevier Ordinary Share and gross dividends per Elsevier Ordinary Share for all relevant periods have been restated to give effect to the ten for one share split in respect of Elsevier Ordinary Shares, which became effective on October 5, 1994.

(6) Under Dutch and U.S. GAAP the calculation of basic earnings per share is based only on common stock in issue. Diluted earnings per Elsevier Ordinary Share amounts, taking account of the effects of additional common stock that would be in issue if outstanding dilutive potential shares had been exercised, have not been disclosed because they are not materially different from the respective basic earnings per Elsevier Ordinary Share amounts under either Dutch or U.S. GAAP.

(7) Net income includes Elsevier's share of the Reed Elsevier combined businesses' exceptional items, which in 1995 related to the net gain on sale of certain consumer publishing businesses. Basic earnings per Elsevier Ordinary Share under, respectively, U.S. GAAP and Dutch GAAP includes Dfl0.63 and Dfl0.73 in respect of such gain on sale.

     In 1997 exceptional items principally relate to the Reed Travel Group provision for customer compensation and related expenses and reorganization costs together with the non-cash writedown of Reed Travel Group intangible assets. Basic earnings per Elsevier Ordinary Share under, respectively, U.S. GAAP and Dutch GAAP includes Dfl1.05 (loss) and Dfl0.89 (loss) in respect of these items.

     In 1998 exceptional items principally relate to the gain on disposal of IPC Magazines. Basic earnings per Elsevier Ordinary Share under, respectively, U.S. GAAP and Dutch GAAP includes Dfl1.21and Dfl1.37 in respect of this item. In addition, under U.S. GAAP, the Combined Businesses' goodwill and intangible asset lives have been re-evaluated and are now being amortized over shorter periods resulting, in 1998, in a significantly higher periodic amortization charge; see Note 28 to the Combined Financial Statements. Basic earnings per Elsevier Ordinary Share included Dfl0.62 (loss) under U.S. GAAP in respect of the non recurring element of the incremental charge arising from this re-evaulation.

Exchange Rates

     The following table illustrates, for the periods and dates indicated, certain information for pounds sterling expressed in U.S. dollars per L1.00. Noon Buying Rates have not been used in the preparation of the Reed Elsevier Combined Financial Statements or the Reed International financial statements. For a discussion of the impact of currency fluctuations on Reed Elsevier's combined results of operations and combined financial position, see "Management's Discussion and Analysis of Financial Condition and Results of Operations --- Reed Elsevier".

                             U.S. dollars per L1.00

                                                             Period
                                           -------------------------------------
Year ended December 31,                     End      Average(1)     High    Low
-----------------------                    ------    ---------     ------  -----
       1994 ...........................     1.56        1.53        1.64    1.46
       1995 ...........................     1.55        1.60        1.67    1.55
       1996 ...........................     1.71        1.56        1.71    1.49
       1997 ...........................     1.64        1.64        1.70    1.58
       1998 ...........................     1.66        1.66        1.71    1.61
       1999 (through March 10, 1999)...     1.63        1.64        1.66    1.60
-------------
(1) The average of the Noon Buying Rates on the last day of each month during the relevant period.

     The following table illustrates, for the periods and dates indicated, certain information concerning the Noon Buying Rate for Dutch guilders expressed in U.S. dollars per Dutch guilder. Noon Buying Rates have not been used by Elsevier in the preparation of its financial statements included in this Annual Report.

                            U.S. dollars per Dfl1.00


                                                             Period
                                           -------------------------------------
Year ended December 31,                     End      Average(1)     High    Low
-----------------------                    ------    ---------     ------  -----
       1994 ...........................     0.58        0.55        0.60    0.51
       1995 ...........................     0.62        0.62        0.66    0.57
       1996 ...........................     0.58        0.59        0.62    0.57
       1997 ...........................     0.49        0.51        0.58    0.47
       1998 ...........................     0.53        0.50        0.55    0.48
       1999 (through March 10, 1999)...     0.50        0.51        0.54    0.49
-------------

(1) The average of the Noon Buying Rates on the last day of each month during the relevant period.

Dividends

     The following table illustrates, for the periods indicated, a summary of the dividends paid per Reed International Ordinary Share. Dividends per Reed International Ordinary Share have been calculated to give effect to the two for one share split of Reed International Ordinary Shares which became effective on May 2, 1997. For the convenience of the reader, the pence amounts have been translated at the Noon Buying Rate prevailing at each payment date.


                                                 Year ended December 31,
                                        --------------------------------------
                                         1994    1995    1996    1997    1998
                                        ------  ------  ------  ------  ------
Interim -- pence ......................  3.35    3.75    4.125    4.4    4.6
Interim -- $ ..........................  0.05    0.06    0.06     0.07   0.08
Final (1997 Second interim) -- pence ..  7.40    8.50    9.475   10.2   10.4
Final (1997 Second interim) -- $ ......  0.12    0.13    0.15     0.17   0.17(1)

     The following table illustrates, for the periods indicated, a summary of the dividends paid per Elsevier Ordinary Share. Dividends per Elsevier Ordinary Share have been calculated to give effect to the ten for one share split of Elsevier Ordinary Shares, which became effective on October 5, 1994. For the convenience of the reader the Dutch guilder amounts have been translated at the Noon Buying Rate prevailing at each payment date.

                                                 Year ended December 31,
                                        --------------------------------------
                                         1994    1995    1996    1997    1998
                                        ------  ------  ------  ------  ------
Interim -- Dfl ........................  0.18    0.18    0.20    0.29    0.29
Interim -- $ ..........................  0.10    0.11    0.12    0.15    0.16
Final (1997 Second interim) -- Dfl ....  0.37    0.41    0.56    0.66    0.58
Final (1997 Second interim) -- $ ......  0.23    0.24    0.29    0.33    0.29(1)
-------------

(1) The final dividend for the year ended December 31, 1998 is payable on May 21, 1999 (May 28, 1999 to holders of Reed International and Elsevier ADSs). The rate prevailing at the payment date has yet to be determined; the rate used is the Noon Buying Rate on March 10, 1999.

      ITEM 9: MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS
                           AND RESULTS OF OPERATIONS

                                 REED ELSEVIER

     The following discussion is based on the combined financial information which has been prepared in accordance with U.K. and Dutch GAAP, and which differs in certain significant respects from U.S. GAAP as set out in note 28 to the audited Combined Financial Statements. The following combined financial information of Reed Elsevier should be read in conjunction with, and is qualified by reference to the audited Combined Financial Statements. Unless otherwise stated, identified amounts relate to the total results of the Reed Elsevier combined businesses, including the results of discontinued operations.

General

     Reed Elsevier derives its net sales principally from subscription sales, circulation and copy sales, advertising sales and exhibition fees. In the year ended December 31, 1998, subscriptions comprised 36% of net sales of the continuing businesses, circulation and copy sales comprised 20%, advertising sales comprised 25%, exhibition fees comprised 9% and the other net sales comprised 10%. Subscription sales are defined as net sales derived from the periodic distribution or update of a product which is usually prepaid, while circulation and copy sales include all other net sales from the distribution of a product, usually on cash or credit terms. The level of publishing-related advertising sales has historically been tied closely to the economic cycle with changes in the profit performance of advertisers, business confidence and other economic factors having a high correlation with changes in the size of the market. Subscription sales and circulation and copy sales have tended to be more stable than advertising sales through economic cycles.

     Reed Elsevier's principal geographic markets are North America, the United Kingdom and the Netherlands. In the year ended December 31, 1998, these geographic markets accounted for 77% of total net sales from continuing operations. The largest geographic market is North America, where the proportion of net sales from continuing operations over these periods has grown from 52% in the year ended December 31, 1996 to 55% in the year ended December 31, 1998. The increase in the relative importance of the North American market to Reed Elsevier largely reflects the impact of acquisitions. The most recent acquisition with significant sales in North America was Matthew Bender and the remaining 50% interest in Shepard's in August 1998. Net sales to the United Kingdom have remained relatively steady at 15% of net sales from continuing operations in each of the years ended December 31, 1998, December 31, 1997 and December 31, 1996, while net sales from continuing operations to the Netherlands have remained at 7%. Net sales to the rest of continental Europe from the continuing operations accounted for 13%, 13% and 14% in the three years ended December31, 1998, 1997 and 1996 respectively. The other geographic market comprises Asia/Pacific which accounted for 10%, 12% and 12% of net sales from the continuing operations in the three years ended December 31, 1998, 1997 and 1996 respectively.

     The cost profile of individual businesses within Reed Elsevier varies widely and costs are controlled on an individual business unit basis. The two most significant cost items for Reed Elsevier as a whole are labor costs and paper and printing costs. Labor costs include all employment costs of employees as well as of temporary or contracted staff. In the years ended December 31,1998, December 31, 1997 and December 31, 1996, labor costs represented 42%, 41% and 40%, respectively, of Reed Elsevier's total costs of the continuing operations and paper and printing costs represented 10%, 9% and 11%, respectively, of total costs of the continuing operations.

     Reed Elsevier's businesses perform according to a seasonal pattern, with adjusted operating income, defined as operating income before exceptional items and the amortization of goodwill and intangible assets, being slightly higher in the first half of the year, principally reflecting exhibition and business magazine publishing schedules, before taking into account the timing of development activities and acquisitions. The seasonality will therefore vary from year to year. In the three years ended December 31, 1998, December 31, 1997 and December 31, 1996, adjusted operating income was slightly higher in the first half of the year, being 53%, 51% and 52% respectively of the adjusted operating income for each full year, after adjusting for acquisitions and development activities.

     Reed Elsevier's operating income during each of the three years ended December 31, 1998 included net pension credits of L4million in 1998, L1 million in 1997 and L7 million in 1996, arising almost entirely from an actuarial surplus in its main U.K. pension plan. These net credits were calculated in accordance with U.K. accounting standard SSAP 24, which governs the amortization of such actuarial surpluses. The pension credit is allocated to the continuing operations segments of Reed Elsevier in proportion to the pensionable remuneration of the U.K. pension plan participants each segment employs. See note 26 to the audited  Combined  Financial  Statements for further  details and note 28 for the difference between accounting for pension costs under the rules set out in SSAP 24 and under U.S. GAAP.

     In order to provide a meaningful measure of underlying performance, "adjusted" figures are presented which exclude all exceptional items and the amortization of goodwill and intangible assets and the related tax benefits. Following the introduction of FRS 10 in the 1998 financial year, acquired goodwill and intangible assets are now capitalized and systematically amortized over a maximum period of 20 years, with retrospective application. A reconciliation of reported figures to the adjusted figures for each of the three years in the period ended December 31, 1998, is set out in note 6 to the audited Combined Financial Statements included in this Annual Report. As discussed in note 28 to the audited Combined Financial Statements, U.S. GAAP does not permit the presentation of other income measures.

Year 2000 Compliance Program

     The Reed Elsevier Year 2000 compliance program was formally established in 1997 to address the internal and external risks to Reed Elsevier's business operations arising from the millennium date change. These risks arise where automated systems, including information technology systems and other equipment using embedded microprocessors, have been programmed to recognize calendar years using two rather than four digits. Such equipment with date-sensitive software may not be able to recognize the two digit date, "00", as the year 2000. This could result in a system failure or miscalculations causing disruptions of operations or financial processes, such as equipment failures or a temporary inability to process various business transactions. If systems do not correctly recognize and process date information beyond the year 1999, there could be a material adverse impact on the Combined Businesses' operations.

     The program, which has the highest priority, is being implemented in each of the Reed Elsevier businesses by dedicated project teams and co-ordinated across the Reed Elsevier plc businesses by the Reed Elsevier Technology Group, which reports to the Co-Chief Executive of Reed Elsevier plc. Regular reports on the program are submitted to the Reed Elsevier plc Board.

Project Status

     The compliance program consists of five phases, namely; project initiation, inventory, analysis and prioritization, remediation and testing, and compliance maintenance. To date, in all material respects, Reed Elsevier business units have completed at least the first three phases of the program and are well into the fourth phase, remediation and testing. A number have reached the fifth phase, compliance maintenance. In addition, Reed Elsevier business units are developing contingency plans in the event that there should be an unforeseen failure in their own systems or in the systems of third parties with whom they interact. These activities are intended to encompass all major categories of information technology systems, including databases and online systems, together with non-IT systems encompassing financial, editorial, subscription and distribution activities and each business units' physical facilities.

     Work carried out during 1998 led to the identification of some further issues, expanding the scope of the program and necessitating rescheduling of completion timetables and revision to cost estimates compared to those previously forecast. Reed Elsevier's current objective is to complete remediation of all of its business critical systems by mid-1999, with continued testing through to the end of 1999. Achievement of this objective may be restricted to the extent that the Year 2000 conformity of third party software or products supplied or licensed to Reed Elsevier is delayed or not achieved. Based on our progress to date, Reed Elsevier expects to complete its Year 2000 program on a timely basis and is committed to taking all reasonable and practicable steps to ensuring that its businesses do not suffer any material disruption as a result of the millennium date change . Reed Elsevier is in the process of assessing the Year 2000 readiness of its key customers, suppliers, subcontractors and business partners.

Costs

     Compliance costs in 1998 amounted to L53 million (1997 : L11 million). Further costs of L40 million are forecast in 1999, resulting in total estimated costs in the order of L100 million prior to the Year 2000, compared to L75 million previously forecast. These costs represent incremental spending, including redeployed resources, over normal operations. The total cost estimate does not include potential costs related to any customer or other claims should systems fail. In some instances, the installation schedule of new software and hardware in the normal course of business is being accelerated to also afford a solution to Year 2000 capability issues. Such costs, in the order of L20 million, are capitalized and amortized in accordance with Reed Elsevier's accounting policies. The total costs estimate is based on the current assessment of the projects and is subject to change as the projects progress.

Risks

     The Year 2000 presents a number of risks and uncertainties that could have a material adverse impact on Reed Elsevier, including, amongst others, failures of telephone and mail systems and other public utilities, failures within government agencies and financial and banking systems around the world and the nature of government responses to Year 2000 issues. In particular, failure of Reed Elsevier's customers, suppliers, subcontractors and business partners to address adequately their Year 2000 readiness could adversely affect Reed Elsevier's business.

     The failure to correct a material Year 2000 problem could result in an interruption in, or failure of, certain normal business activities or operations. Such failures could materially and adversely affect Reed Elsevier's results of operations, liquidity and financial condition. Due to the general uncertainty inherent in the Year 2000 problem, resulting in part from the Year 2000 readiness of third party suppliers and customers, Reed Elsevier is unable to determine at this time whether the consequences of Year 2000 failures will have a material impact on Reed Elsevier's results of operations, liquidity or financial condition. The Year 2000 program is planned to reduce significantly Reed Elsevier's level of uncertainty about the Year 2000 problem and, in particular, about the Year 2000 compliance and readiness of its own systems and those of its major suppliers and customers. Reed Elsevier believes that, with the implementation of new business systems and completion of the project as scheduled, the possibility of significant interruptions or normal operations should be reduced.

     In addition, Reed Elsevier is aware of the possibility of claims against it and other entities for damages arising from products and services that were not Year 2000 compliant. As a result of its efforts, Reed Elsevier believes that, in all material respects, any such Year 2000 claims against it would be without merit.

Contingency Plans

     Reed Elsevier business units are developing contingency plans in the event that there should be an unforeseen failure in their own systems or in the systems of third parties with whom they operate. Contingency plans are expected to be in place by mid-1999 and will be tested during the second half of 1999. These activities are intended to encompass all major categories of IT systems, including databases and online systems, in use by the combined businesses and extend to its editorial processes, subscription and distribution systems and its physical facilities. As part of its contingency planning efforts, Reed Elsevier intends to identify alternate suppliers, subcontractors and business partners or other business strategies where necessary if significant exposures are identified.

     Users of the Annual Report are cautioned that forward-looking statements contained in this description of the Year 2000 compliance program should be read in conjunction with the disclosures under the heading "Forward-Looking Statements" on page 1.

European Economic and Monetary Union

     On January 1, 1999, the euro was introduced as the de facto currency of the 11 European countries participating in European Economic and Monetary Union
(EMU). The Netherlands is a participant in EMU; the United Kingdom is not.

     In 2002, the Dutch guilder, like the currencies of other participants, will be fully replaced by the euro once euro-denominated notes and coins are substituted. In the interim, the euro and the participating currencies coexist and are inextricably linked by fixed conversion rates.

     The implications for Reed Elsevier businesses are initially low relative to many other multinational European companies. Principally this is because, with the significant exception of Elsevier Science, which already publishes global prices, Reed Elsevier's businesses have limited cross border trade. The most significant issue, therefore, is the timing of euro based marketing and invoicing and the transfer to euro dominated business and financial systems. In this respect, Reed Elsevier businesses have developed plans in 1998 to accommodate the euro. These take account of the pace of customer readiness, and a systems conversion schedule which is integrated with the overall systems upgrade and Year 2000 compliance programs.

     The impact on net income of moving to a euro currency environment is not expected to be significant.

     While Reed Elsevier will continue to evaluate the impact of the euro introduction over time, based on currently available information, management does not believe that the introduction of the euro will have a material adverse impact on the financial condition or overall trends in results of operations. External factors present a number of other risks and uncertainties and it remains uncertain whether or to what extent Reed Elsevier may be affected.

Effect of Currency Translation

     The Combined Financial Statements are expressed in pounds sterling and are therefore subject to the impact of movements in exchange rates on the translation of the financial information of individual businesses whose operational currencies are other than sterling. The principal exposures are the U.S. dollar and the Dutch guilder, both of which generally reflect Reed
Elsevier's business exposure to the U.S.A. and the Netherlands, its most important markets outside the U.K. To help protect Reed International's and Elsevier's shareholders' equity from the effect of currency movements, Reed Elsevier will, if deemed appropriate, hedge the foreign exchange translation exposure by borrowing in those currencies where significant translation exposure exists or by selling forward surplus cash flow into one of the shareholders' currencies. Hedging of foreign exchange translation exposure is undertaken only by the regional centralized treasury departments and under policies agreed by the Audit Committees of Reed International and Elsevier. Borrowing in the operational currency of individual businesses provides a structural hedge for the assets in those markets and for the income realized from those assets. The currencies of Reed Elsevier's borrowings, therefore, reflect two key objectives, namely to minimize funding costs and to hedge currencies where it has significant business exposure.

     The currency profile of Reed Elsevier's adjusted income before taxes and minority interests for the year ended December 31, 1998, taking account of the currencies of the interest on its borrowings and cash over that period, is set forth below:

    Adjusted income before taxes and minority interests in each currency as a percentage of total adjusted income before taxes and minority interests

                    Pounds       U.S.      Euro
                   Sterling    Dollars     zone     Other     Total
                      30%        42%       24%        4%       100%
                   ========    =======     ====     =====     =====

     Currency translation differences reduced Reed Elsevier's net sales by L62 million and adjusted operating income by L14million in the year ended December 31, 1998 compared to the year ended December 31, 1997.

     Individual businesses within Reed Elsevier plc and ERF are subject to foreign exchange transaction exposures caused by the effect of exchange rate movements on their net sales and operating costs, to the extent that such net sales and costs are not denominated in their operating currencies. These businesses typically hedge their foreign exchange transaction exposures in order to minimize any currency mismatch between net sales and costs. Hedging of foreign exchange transaction exposure is the only hedging activity undertaken by the individual businesses and may be executed internally or externally. Individual businesses are encouraged to hedge their exposures internally at market rates with the centralized treasury department within ERF. To minimize hedging costs, these exposures are matched whenever possible with offsetting exposures existing in other individual businesses. When opportunities for such matching of exposures internally do not exist, exposures may instead be hedged externally with third parties. For further details see note 19 to the audited Combined Financial Statements.

     Individual businesses report their treasury activities periodically to the regional centralized treasury departments. The centralized treasury activities are reported quarterly to committees of the Boards of Reed International and Elsevier. The individual businesses and the regional centralized treasury departments are subject to periodic reviews to ensure adherence to hedging policies and completeness and accuracy of reporting.

     The following table shows net sales and adjusted operating income of Reed Elsevier among its business segments, in each of the three years ended December 31, 1998, together with the percentage change in 1997 and 1998 at both actual and constant exchange rates:

                                                              Net Sales
                                                         Year ended December 31,
                             ----------------------------------------------------------------------------
                                  1996           1997         % change          1998         % change
                             -------------- -------------- --------------- -------------  ---------------
                                                           Actual Constant                Actual Constant
                                                           rates  rates(1)                rates  rates(2)
                                                           ------ --------                ------ --------
Business Segment             L million    % L million    %                  L million   %
Scientific...................    553     16     571     17      3      15       622    20      9      11
Professional.................  1,037     31   1,076     31      4      10     1,154    36      7      10
Business.....................  1,307     39   1,340     39      3      10     1,387    43      4       5
                               -----   ----   -----   ----                    -----  ----
Continuing Operations........  2,897     86   2,987     87      3      11     3,163    99      6       8
Discontinued Operations(3)...    484     14     430     13                       28     1
                               -----   ----   -----   ----                    -----  ----
Total........................  3,381    100   3,417    100      1       8     3,191   100     (7)     (5)
                               =====   ====   =====   ====                    =====  ====

                                                      Adjusted Operating Income(4)
                                                         Year ended December 31,
                             ----------------------------------------------------------------------------
                                  1996           1997         % change          1998         % change
                             -------------- -------------- --------------- -------------  ---------------
                                                           Actual Constant                Actual Constant
                                                           rates  rates(1)                rates  rates(2)
                                                           ------ --------                ------ --------
Business Segment             L million    % L million    %                  L million   %
Scientific...................    231     27     230     26     --      11       223    27     (3)     (1)
Professional.................    268     31     296     34     10      17       330    41     11      14
Business.....................    288     34     286     32     (1)      7       260    32     (9)     (8)
                               -----   ----   -----   ----                    -----  ----
Continuing Operations........    787     92     812     92      3      11       813   100     --       2
Discontinued Operations(3)...     69      8      73      8                       --    --
                               -----   ----   -----   ----                    -----  ----
Total........................    856    100     885    100      3      11       813   100     (8)     (7)
                               =====   ====   =====   ====                    =====  ====

------------
(1) Represents percentage change over 1996 at constant rates of exchange, which have been calculated using the average exchange rates for 1996.
(2) Represents percentage change over 1997 at constant rates of exchange, which have been calculated using the average exchange rates for 1997.
(3) Discontinued operations, are presented in accordance with U.K. and Dutch GAAP, and comprise IPC Magazines and the consumer book publishing operations which were the final elements of the Consumer segment sold in the year.
(4) Adjusted operating income is shown after share of profit in joint ventures and before exceptional items and the amortization of goodwill and intangible assets.
(5) Exceptional items are significant items within Reed Elsevier's ordinary activities which, under U.K. and Dutch, GAAP are required to be disclosed separately due to their size or incidence. Exceptional items before tax totalled L603 million (profit) in the year ended December 31, 1998, L448 million (loss) in the year ended December 31, 1997 and L24million (profit) in the year ended December 31, 1996. See note 5 to the audited Combined Financial Statements for a further description of these items.

Results of Operations for the Year Ended December 31, 1998
Compared to the Year Ended December 31, 1997

     General. As a result of the divestment in 1998 of the remaining consumer publishing businesses, total net sales of ReedElsevier fell by 7% to L3,191 million in 1998, compared to L3,417 million in 1997. Excluding the consumer publishing divestments, net sales of the continuing businesses increased by 6% in 1998 to L3,163 million. Currency translation differences had an adverse impact in 1998, reducing net sales from the continuing businesses by L62 million. At constant rates of exchange, net sales of the continuing businesses increased by 8% in 1998. Net sales of businesses acquired by Reed Elsevier during 1998, the most significant of which were Matthew Bender, the remaining 50% interest in Shepard's, Beilstein and Engineering Information, contributed L108 million to the increase and the full year effect of acquisitions made during 1997 contributed a further L123 million at constant exchange rates. The impact of acquisitions in both years was offset in part by a reduction in net sales as a result of certain minor non-core disposals and the deconsolidation of Utell following its merger in December 1997 with Anasazi, Inc. to form REZsolutions, Inc. in which Reed Elsevier equity accounts for its 67% interest in the merged business. The net effect of acquisitions and disposals in 1997 and 1998 and the deconsolidation of Utell was to increase net sales by L116 million for the continuing business. Excluding these factors, and before taking into account an 8% decline is net sales of the Travel publishing businesses, the percentage increase in net sales from the continuing businesses at constant exchange rates was 5%.

     In 1998, 25% of the continuing businesses' net sales were derived from advertising and advertising sales increased by 7% in 1998 over 1997 to L789 million. Subscription sales for the continuing businesses increased by 16% to L1,138 million in 1998, as compared with L977 million in 1997, and accounted for 36% of net sales for continuing businesses for 1998 compared to 33% for the continuing businesses in 1997. The increase in the relative importance of subscription sales to Reed Elsevier largely reflects the acquisition of subscription based businesses and the migration during the year of customers at LEXIS-NEXIS from transactional to subscription accounts. As a result of this and the impact of disposals, net sales from circulation and copy sales for the continuing businesses were L630 million in 1998 as compared with L666 million in 1997. Circulation and copy sales represented 20% of net sales from continuing businesses in 1998, compared to 22% in 1997. The most significant component of the balance was exhibitions which accounted for 9% of net sales for continuing businesses in 1998 and 1997, generating net sales of L278 million in 1998 compared with L261 million in 1997.

     Adjusted operating income fell by 8% to L813 million in 1998, compared to L885 million in 1997. Excluding the consumer publishing divestments, adjusted operating income was flat compared to 1997. The incremental contribution from 1997 and 1998 acquisitions, net of disposals, was L26 million, whereas currency translation reduced adjusted operating income in 1998 by L14million for the full year against 1997. The adjusted operating income from the Travel publishing businesses declined by L34 million as a result of an 8% revenue decline and investment in operations to position these businesses for future growth. Excluding these items, adjusted operating income from the continuing businesses grew by 3%. Operating margin before exceptional items and amortization of goodwill and intangible assets in 1998 fell by 0.4 percentage points over 1997 to 25.5%. For the continuing businesses, operating margin before exceptional items and amortization of goodwill and intangible assets fell by 1.5 percentage points over 1997 to 25.7%, due principally to the decline in adjusted operating income at the Travel publishing businesses.

     Expenditure on major development projects in the continuing businesses, principally in respect of new electronic products and services and related operating systems, increased by approximately L15 million to L80 million in 1998, of which L20 million was capitalized. These amounts do not include the significant ongoing product renewal and expansion of sales and marketing, editorial and production activities across the businesses.

     The results for 1998 included net exceptional gains of L603 million, comprising the net profit on the sale of IPC Magazines (L692 million), acquisition related restructuring costs (L26 million), 1998 costs of the Year 2000 compliance program (L53 million) and costs incurred in respect of the abandoned merger with Wolters Kluwer (L10 million). L70 million has been provided in respect of taxation. The results for 1997 included net exceptional charges of L448 million, comprising the estimated cost of the program to recompense advertisers in relation to irregularities in circulation claims for certain Reed Travel Group publications together with related expenses and reorganization costs (L230 million), the non-cash write down of intangible asset values in respect of the Reed Travel Group (L250 million), acquisition related restructuring costs (L11 million), 1997 costs of the Year 2000 compliance program (L11 million), net profit on the sale of certain non-core businesses (L57 million) and costs incurred in respect of the abandoned merger with Wolters Kluwer (L3 million). The net tax credit thereon amounted to L115 million. Further details are set out in note 5 to the audited Combined Financial Statements.

     The results for 1998 also included amortization of goodwill and intangible assets of L332 million, following the introduction of FRS 10 during the 1998 financial year. With retrospective application, the results for 1997 have been re-stated to include amortization of goodwill and intangible assets of L289 million and to increase the exceptional profit on the sale of businesses by L29 million accordingly.

     Operating income was L1,084 million in 1998, compared to L148 million in 1997, an increase of L936 million reflecting the net movement on exceptional items and amortization of goodwill and intangible assets. Net interest expense fell to L40 million in 1998, compared to L62 million in 1997. This reflected the impact of a strong free cash flow and net exceptional receipts from disposals at the beginning of the year, offset in part by acquisition spending during the second half of 1998 and exceptional item payments. Net interest cover, the number of times that adjusted operating income before interest covers net interest expense, was 20 times in 1998, which compared to 14 times in 1997.

     Income before taxes and minority interests was L1,044 million in 1998 as compared with L86 million in 1997. On an adjusted basis, excluding the effect of exceptional items and amortization of goodwill and intangible assets, income before taxes and minority interests was L773 million in 1998, compared to L823 million in 1997, a reduction of L50 million or 6%. The adjusted figures exclude the net exceptional pre-tax items of, in 1998, L603 million (profit) and, in 1997, L448 million
(loss), and the amortization of goodwill and intangible assets of, in 1998, L332 million and, in 1997, L289 million. Compared with 1997, on translation of earnings, the strengthening of sterling reduced adjusted income before taxes and minority interests by L14 million. At constant exchange rates adjusted income before taxes and minority interests was L787 million in 1998, a reduction of L36 million or 4%.

     The adjusted net income before tax, at reported rates reduced 1% in the first half of 1998, when compared with the corresponding prior year period, and 11% in the second half. The first half comparison benefited from more favourable economic and market conditions than in the second half and from phasing, particularly in relation to exhibition cycling and the timing of investments in the cost base. First half comparisons in 1999 are expected to be, therefore, adversely affected with some corresponding benefit in the second half.

     The effective tax rate on adjusted operating income for Reed Elsevier remained at 26.0% in 1998. This rate is lower than the standard rates in Reed Elsevier's major operating territories due mainly to the tax amortization of acquired intangible assets (predominantly in the United States) and beneficial features of the Reed Elsevier legal structure.

     Net income of Reed Elsevier for 1998 was L772 million, compared to a net loss of L14 million in 1997. Adjusted net income, excluding exceptional items and amortization of goodwill and intangible assets and related tax effects, was L571 million in 1998, compared to L608 million in 1997, which represents a decrease of L37 million or 6%. At constant exchange rates the reduction in adjusted net income was 5%.

     Scientific. Net sales for the Scientific segment were L622 million in 1998, an increase of L51 million or 9% compared to 1997. Currency translation differences reduced net sales by L11 million, giving an increase in net sales over 1997 for the Scientific segment of 11% at constant exchange rates. Net sales from acquisitions made during 1998, principally the Beilstein Database and Engineering Information Inc., contributed L21 million to the net sales increase at constant exchange rates. Excluding 1998 acquisitions and the full year effect of several acquisitions in 1997, of which MDL Information Systems was the most significant, the increase in net sales over 1997 was 5% at constant rates of exchange.

     Adjusted operating income for the Scientific segment declined by L7 million to L223 million in 1998. Excluding currency translation differences, which reduced operating income by L4 million, the reduction in operating income over 1997 for the Scientific segment was 1%.

     Net sales for scientific publishing increased by 12% at constant rates of exchange in 1998; excluding acquisitions, the increase was 6%. Adjusted operating income for scientific publishing was slightly lower at constant exchange rates in 1998, driven by a lower rate of underlying revenue growth than in the prior year as a result of lower journal subscriptions from Asia, due to the economic crisis in the region, together with continued investment in both existing and acquired businesses. This included the expansion of the sales and marketing activities to support the launch of electronic publishing initiatives, notably ScienceDirect, as well as the cost of the related production systems. The recently acquired electronic publishing businesses continued their development activities by expanding their online services and libraries for specific scientific communities.

     The medical publishing and communications businesses in 1998 reported net sales growth of 5% at constant rates of exchange but no increase in underlying adjusted net income. Good growth in France and in U.S. sponsored communications was offset by a more difficult market for the nursing titles. Reported adjusted net income was down on 1997 due to relocations and other one-off costs in the Netherlands.

     Professional. Net sales for the Professional segment were L1,154 million in 1998, an increase of L78 million or 7% compared to 1997. Currency translation differences reduced net sales by L26 million. At constant rates of exchange the increase in net sales over 1997 for the Professional segment was 10%. Net sales from acquisitions made during 1998, principally Matthew Bender, a leading publisher of analytical legal information in the United States, and the remaining 50% interest in Shepard's, the leading U.S.legal citation service, contributed L68 million to the net sales increase at constant rates. Excluding 1998 acquisitions, the full year effect of several acquisitions in 1997 (principally in the U.S. and French legal markets) and the impact of the disposal of Heinemann English Language Teaching at the end of 1997, the increase in net sales was 4% at constant exchange rates.

     Adjusted operating income for the Professional segment increased by L34 million or 11% to L330 million in 1998, compared to L296 million in 1997. Excluding currency translation differences, which reduced operating income by L6 million, the increase in adjusted operating income over 1997 for the Professional segment was 14%.

     Net sales and adjusted operating income at LEXIS-NEXIS grew by 13% and 15% respectively at constant exchange rates in 1998. The acquisition of Matthew Bender and the remaining 50% of Shepard's, acquired in August 1998, added L60 million to net sales and L22 million to adjusted operating income. Excluding these and other acquisitions, the increase in net sales and adjusted operating income was 3% and 5% respectively. Strong revenue growth was reported from LEXIS Law Publishing, National Register Publishing, Marquis and LEXIS Document Services. This was partly offset by a lower rate of growth in the online business, due to stronger competition in both the U.S. legal and business information markets, the development and launch of new web-based products, investment in sales and marketing and in the operational infrastructure of the business, as well as phasing at Martindale-Hubbell.

     In the Reed Elsevier Legal Division, the increase in adjusted operating income in 1998 was 8% at constant rates of exchange, on net sales up 6% at constant rates of exchange to L207 million, driven by strong performances in the U.K., France and Australia. In the U.K., growth in net sales was modest, reflecting some pressure on subscription renewals. Adjusted operating income benefited from the absence of 1997's one-off costs, partly offset by the development and launch costs of the Butterworths Direct online service.

     The Reed Educational & Professional Publishing businesses reported a 5% decrease in net sales at constant exchange rates, reflecting the disposal of the Heinemann English Language Teaching business at the end of 1997, and an increase in adjusted operating income of 25% at constant rates of exchange. Excluding acquisitions and disposals, the increases were 8% and 25% respectively. Growth in the U.K. schools business was driven by the additional government funding for literacy materials and the removal of one off costs incurred in 1997 in respect of the transfer to third party distribution arrangements. Rigby and Greenwood Heinemann in the United States increased adjusted net income through new publishing programs and sales initiatives. The tuition activities in the Netherlands increased net sales and adjusted operating income, excluding acquisitions, by 9% and 11% respectively at constant rates of exchange in 1998, with buoyant demand for training courses and in-company projects.

     Business. Net sales for the Business segment were L1,387 million in 1998, an increase of L47 million or 4% compared to 1997. Currency translation differences reduced net sales by L25 million. At constant exchange rates, the increase in net sales over 1997 for the Business segment was 5%. Net sales from acquisitions made during 1998, principally two golf equipment and accessories shows acquired from the Professional Golfers Association of America ("PGA") and several computing titles purchased from Dennis Publishing in the United Kingdom, contributed L19 million to the net sales increase at constant exchange rates. The contribution from 1998 acquisitions and the full year effect of several acquisitions in 1997, the most significant of which were the Chilton Business Group and Editions Prat, was offset in part by the impact of a number of non-core disposals, in particular the U.S. computer titles and trade shows sold at the end of 1997, and the deconsolidation of Utell.

     Adjusted operating income for the Business segment declined by L26 million to L260 million in 1998, compared to L286 million in 1997. Excluding currency translation differences, which reduced adjusted operating income by L4 million, thereduction in operating income over 1997 for the Business segment was 8%.

     In U.S. business magazine publishing, Cahners Business Information, excluding Cahners Travel Group, increased its net sales and adjusted operating income by 16% and 10% respectively in 1998 at constant exchange rates. On a comparable basis, taking into account the Chilton titles on a pro forma basis for 1997, net sales grew by 6% driven by growth in sectors such as Broadcasting, Communications, Printing & Packaging and Manufacturing. Net sales growth slowed in the second half of 1998 in some other markets, such as Building & Construction, Electronics and the Bowker directories. Excluding acquisitions and disposals, adjusted operating income was flat due to the investments made in the editorial, production and sales infrastructures. For Cahners Travel Group, which consists of the hotel directories and travel periodicals of the former Reed Travel Group, net sales declined by 10%, partly due to moving the hotel directories to a controlled calculation basis, whilst adjusted operating income declined by 68% at constant exchange rates in 1998 as investment was made in the operational cost base. The recompense program, provided for in 1997, for advertizers affected by the circulation irregularities in the hotel directories is near completion.

     In U.K. business magazine publishing, Reed Business Information, excluding OAG Worldwide, increased its net sales and adjusted operating income by 6% in 1998 at constant exchange rates. This reflected strong advertising growth across the U.K. portfolio (particularly in recruitment advertising which accounted for L59 million of net sales), including the Aerospace, Social Services, Catering and Property titles, although some slowing was seen in the second half of the year due to an overall weakening of U.K. economic conditions. For OAG Worldwide, which consists of the airline guides of the former Reed Travel Group, net sales and adjusted operating income declined by 7% and 58% respectively at constant exchange rates in 1998. Hard copy circulation sales and marketing connection listing fees were lower and further investment was made in the operational cost base to address the decline in net sales. The recompense program, provided for in 1997, for advertizers affected by the circulation irregularities in the airline guides is near completion.

     In continental European business magazine publishing, Elsevier Business Information increased its net sales and adjusted operating income by 22% and 31% respectively in 1998 at constant exchange rates, including the acquisition of Editions Prat in1997 and several smaller acquisitions in both 1998 and 1997. Excluding acquisitions, growth in net sales and adjusted operating income was 9% and 15% at constant rates of exchange respectively, despite increased investment in new products and infrastructure, reflecting particularly good growth in the Netherlands and improved profitability in France and Germany.

     Exhibitions reported a 9% increase in net sales and an 8% increase in adjusted operating income in 1998 at constant exchange rates, driven by growth from annual shows in North America and Europe and a favorable impact of cycling, including the biennial Asian Aerospace show. The Asian economic crisis resulted in lower net sales and adjusted operating income in that region as shows were either reduced in size or cancelled. Demand from Asia in shows in Europe and North America was also affected. The additional contribution to adjusted net income from several acquisitions in 1998, and 1998 including the PGA golf equipment and accessories shows in the United States, more than offset by the loss of net sales and operating income from the disposal of the U.S. computer shows at the end of 1997.

     Consumer-Discontinued operations. Net sales for the discontinued operations were L28 million in 1998, a reduction from L430 million in 1997, reflecting the disposal of IPC Magazines at the start of 1998 and of the remaining consumer book publishing activities.

Results of Operations for the Year Ended December 31, 1997 (re-stated) Compared to the Year Ended December 31, 1996 (re-stated)

     General. Total net sales increased by 1% to L3,417 million in 1997, compared to L3,381 million in 1996. Excluding the consumer publishing divestments, net sales of the continuing businesses increased by 3% in 1997. Currency translation differences had a material impact in 1997, reducing net sales from the continuing businesses by L230 million. At constant exchange rates, net sales of the continuing businesses increased by 11% in 1997. Net sales of businesses acquired by Reed Elsevier during 1997, the most significant of which were MDL Information Systems Inc. and Chilton Business Group, contributed L160 million to the increase and the full year effect of acquisitions made during 1996 contributed a further L27 million at constant exchange rates. The impact of acquisitions in both years was offset in part by a reduction in net sales as a result of certain minor non-core disposals. Excluding these factors, the percentage increase in net sales from the continuing businesses at constant exchange rates was 6%.

     In 1997, 25% of the continuing businesses' net sales were derived from advertising, the same percentage as in 1996, and advertising sales increased by 4% in 1997 over 1996 to L737 million. Net sales from circulation and copy sales for the continuing businesses were L666 million in 1997 as compared with L654 million in 1996, an increase of 2%. Circulation and copy sales represented 22% of net sales from continuing businesses in 1997, compared to 23% in 1996. Subscription sales for the continuing businesses increased by 4% to L977 million in 1997, as compared with L943 million in 1996, and accounted for 33% of net sales for continuing businesses for 1997 and for 1996. The most significant component of the balance was exhibitions which accounted for 9% of net sales for continuing businesses in 1997, compared with 8% in 1996. Exhibitions generated net sales of L261 million in 1997 compared with L247 million in 1996.

     Adjusted operating income increased by 3% to L885 million in 1997, compared to L856 million in 1996. Excluding the consumer publishing divestments, adjusted operating income also increased by 3%. Significant strengthening of sterling against Reed Elsevier's other principal operating currencies, including in particular the U.S. dollar and Dutch guilder, reduced operating income in 1997 by L66 million for the full year against 1996. At constant exchange rates, adjusted operating income for the continuing businesses increased by 11% in 1997. Adjusted operating income of businesses acquired during 1997 contributed L34 million at constant rates of exchange to the increase. Operating margin before exceptional items and amortization of goodwill and intangible assets in 1997 increased by 0.6 percentage points over 1996 to 25.9%. For the continuing businesses, operating margin before exceptional items and amortization of goodwill and intangible assets was 27.1%, unchanged compared to 1996.

     The results for 1997 included net exceptional charges of L448 million, comprising the estimated cost of the program to recompense advertisers in relation to irregularities in circulation claims for certain Reed Travel Group publications together with related expenses and reorganization costs (L230 million), the non-cash write down of intangible asset values in respect of the Reed Travel Group (L250 million), acquisition related restructuring costs (L11 million), 1997 costs of the Year 2000 compliance program (L11 million), net profit on the sale of certain businesses (L57 million) and costs incurred in respect of the abandoned merger with Wolters Kluwer (L3 million). The net tax credit thereon amounted to L115 million. Further details are set out in note 5 to the audited Combined Financial Statements included in this Annual Report. The results for 1996 included exceptional items of L24 million, comprising the net exceptional profit arising from the sale of certain businesses and the disposal of surplus property interests. The net tax credit thereon amounted to L1 million.

     The results for 1997 and 1996 also include amortization of goodwill and intangible assets of L289 million and L250 million respectively, following the introduction of FRS 10 during the 1998 fiscal year, with retrospective application; the exceptional profit on disposal of businesses has been increased in 1997 and 1996 respectively by L29 million and L23 million accordingly.

     Operating income was L148 million in 1997, compared to L630 million in 1996, a reduction of L482 million reflecting the inclusion of the exceptional items and amortization of goodwill and intangible assets. Net interest expense increased to L62 million in 1997, compared to L51 million in 1996. This reflected the impact of acquisition spending during 1997 offset in part by a strong free cash flow and net exceptional receipts of L54 million. The net interest expense also reflected the interest yield differentials between short term cash investments and long term fixed rate borrowings. Net interest cover, the number of times that adjusted operating income before interest covers net interest expense, was 14 times in 1997, which compared to 17 times in 1996.

     Income before taxes and minority interests was L86 million in 1997 as compared with L579 million in 1996. On an adjusted basis, excluding the effect of exceptional items and amortization of goodwill and intangible assets, income before taxes and minority interests was L823 million in 1997, compared to L805 million in 1996, an increase of L18 million or 2%. The adjusted figures exclude the net exceptional pre-tax charges of, in 1997, L448 million (loss), and in 1996, L24 million (profit), and the amortization of goodwill and intangible assets of, in 1997, L289 million and, in 1996, L250 million. Compared with 1997, on translation of earnings, the significant strengthening of sterling reduced adjusted income before taxes and minority interests by L66 million. At constant exchange rates, adjusted income before taxes and minority interests was L886 million in 1997, an increase of L81 million or 10%.

     The effective tax rate on adjusted operating income for Reed Elsevier in 1997 was 26.0% compared to 25.0% in 1996. This rate is lower than the standard rates in Reed Elsevier's major operating territories due mainly to the tax amortization of acquired intangible assets (predominantly in the United States) and beneficial features of the Reed Elsevier legal structure. The increase of
1.0 percentage points in the underlying tax rate largely reflects the impact of incremental earnings taxed at the standard rates.

     Net loss of Reed Elsevier for 1997 was L14 million, compared to a net income of L366 million in 1996, a reduction of L380 million. Adjusted net income excluding exceptional items and amortization of goodwill and intangible assets was L608 million in 1997, compared to L603 million in 1996, which represents an increase of L5 million or 1%. At constant exchange rates the increase in adjusted net income was 9%.

     Scientific. Net sales for the Scientific segment were L571 million in 1997, an increase of L18 million or 3% compared to 1996. Currency translation differences reduced net sales by L63 million, giving an increase in net sales over 1996 for the Scientific segment of 15% at constant exchange rates. Net sales from acquisitions made during 1997, principally MDL Information Systems Inc. ("MDL"), a provider of scientific information management systems in the life science and chemical industries, contributed L40 million to the net sales increase at constant exchange rates. Excluding 1997 acquisitions and the disposal of several medical titles in 1996, the increase in net sales over 1996 was 8% at constant rates of exchange.

     Adjusted operating income for the Scientific segment declined by L1 million to L230 million in 1997. Excluding currency translation differences, which reduced operating income by L27 million, the increase in operating income over 1996 for the Scientific segment was 11%.

     Adjusted operating income for Elsevier Science's scientific publishing increased by 12% at constant exchange rates in 1997, driven by strong journal sales, with subscription renewals remaining over 95%, and the acquisition of MDL. Excluding the impact of acquiring the lower margin MDL business operating margin was maintained, whilst further investment was made in pursuing Elsevier Science's electronic strategy, with an increased level of product innovation, further development of electronic distribution channels and increased investment in the operational infrastructure to support these initiatives.

     Adjusted operating income for medical publishing grew by 9% in 1997 at constant rates of exchange, with particularly good contributions from Excerpta Medica and The Lancet. Acquisitions made by Editions Scientifiques et Medicales Elsevier and of Bugamor, a medical communications business based in the Netherlands, contributed to this result.

     Professional. Net sales for the Professional segment were L1,076 million in 1997, an increase of L39 million or 4% compared to 1996. Currency translation differences reduced net sales by L65 million. At constant exchange rates the increase in net sales over 1996 for the Professional segment was 10%. Net sales from acquisitions made during 1997, principally the legal titles acquired from the Thomson Corporation, contributed L28 million to the net sales increase at constant rates. Excluding 1997 acquisitions and the full year effect of the Tolley acquisition in 1996, the increase in net sales was 7% at constant exchange rates.

     Adjusted operating income for the Professional segment increased by L28 million or 10% to L296 million in 1997, compared to L268 million in 1996. Excluding currency translation differences, which reduced operating income by L17 million, the increase in adjusted operating income over 1996 for the Professional segment was 17%. Excluding acquisitions, the increase in adjusted operating income was 8% at constant exchange rates.

     Adjusted operating income at LEXIS-NEXIS grew by 19% at constant exchange rates in 1997, including the full year effect of the 1996 investment in the Shepard's joint venture and the acquisition in 1997 of a number of legal titles acquired from the Thomson Corporation. Excluding acquisitions, the increase in adjusted operating income was 7% driven by strong revenue growth and efficiency improvements at Martindale-Hubbell, LEXIS Law Publishing and in the online business, offset in part by an increased level of product and infrastructure investment, data development and customer service improvements.

     In the Reed Elsevier Legal Division, the increase in adjusted operating income in 1997 was 20% at constant rates of exchange, driven by a strong performance by the U.K. business, the full year effect of the Tolley acquisition and the impact of acquisitions made by Editions du Juris-Classeur in France. Excluding acquisitions, the increase in adjusted operating income was 13% at constant exchange rates.

     Reed Educational & Professional Publishing reported a 5% decline in its adjusted operating income in 1997 at constant exchange rates, with strong revenue driven growth from the core businesses of Heinemann Educational, Ginn and Rigby U.S.offset by one-off costs and weak market conditions that impacted Butterworth-Heinemann and Heinemann English Language Teaching, which was sold in December 1997. The educational activities in the Netherlands performed well in 1997 in favorable market conditions and increased its adjusted operating income by 45% at constant exchange rates.

     Business. Net sales for the Business segment were L1,340 million in 1997, an increase of L33 million or 3% compared to 1996. Currency translation differences reduced net sales by L102 million, resulting in an increase in net sales over 1996 for the Business segment of 10% at constant exchange rates. Net sales from acquisitions made during 1997, principally the Chilton Business Group in the United States and Colofon in the Netherlands, contributed L92 million to the net sales increase at constant exchange rates. Excluding acquisitions and the impact of a number of non-core disposals, the increase in net sales was 5% at constant exchange rates.

     Adjusted operating income for the Business segment declined by L2 million to L286 million in 1997, compared to L288 million in 1996. Excluding currency translation differences, which reduced adjusted operating income by L21 million, the increase in adjusted operating income over 1996 for the Business segment was 7%. Before acquisitions, the impact of a number of non-core disposals and the continued decline in travel publishing sales and further investment in that business, adjusted operating income increased by 11% at constant exchange rates.

     Exhibitions reported a 12% increase in adjusted operating income in 1997 at constant exchange rates, driven by strong growth from annual shows in North America, the United Kingdom and Japan. The impact of several major non-annual shows not reporting in 1997 was offset by good growth from new launches and acquisitions in the travel and entertainment markets.

     In U.S. business magazine publishing, Cahners Business Information increased its adjusted operating income by 14% in 1997 at constant exchange rates, including a first time contribution from Chilton. The impact of strong underlying revenue growth, particularly in the Entertainment and Electronic markets, lower paper prices and control of overhead costs was constrained by weakness in the Food Services & Processing and Publishing markets and further investment in print and electronic products, and in editorial, production and sales infrastructures.

     In U.K. business magazine publishing, Reed Business Information increased its adjusted operating income by 17% in 1997 at constant exchange rates. Excluding the impact of several minor acquisitions and non-core disposals, adjusted operating income increased by 10%, reflecting strong advertising revenue growth across its leading titles. Recruitment advertising, in particular, remained buoyant in favorable market conditions. This was achieved whilst higher levels of investment were made in new electronic services.

     In continental Europe business magazine publishing, Elsevier Business Information increased its adjusted operating income by 43% in 1997 at constant exchange rates, driven by the acquisition of Colofon at the start of 1997 and several minor acquisitions during the second half of the year. Excluding acquisitions, growth in adjusted operating income remained strong at 13%, reflecting good revenue growth in the Netherlands, further efficiency improvements and the continued control of overhead costs.

     In travel publishing, excluding Utell, adjusted operating income for 1997 fell by 19% at constant exchange rates. This reflected a continued decline of hard copy revenue, with growth in electronic product sales unable to make up the shortfall, in addition to an increased level of investment in the business. During 1997, Reed Travel Group ("RTG") announced a recompense plan for advertisers affected by irregularities in circulation claims in certain of its publications. A provision of L230million, less tax relief of approximately L87 million, was made in respect of this and related expenses and reorganization costs. Taking into account the prospective trading performance of the RTG businesses, a non-cash write down of the related intangible asset values totalling L250 million was also made in 1997. The provision and write down were shown as exceptional items charged to operating income. In December 1997, Utell, the hotel reservation business, merged with Anasazi Inc., a leading supplier of technology and marketing services to the hospitality industry, to form REZsolutions Inc. in which Reed Elsevier has a 67% non controlling interest.

     Consumer-Discontinued operations. Net sales for the discontinued operations were L430 million in 1997, a reduction of L54million compared to 1996, reflecting the timing of disposals of consumer book publishing activities during 1997. Currency translation differences reduced net sales by L2 million. Adjusted operating income for the discontinued operations increased by L4 million to L73 million in 1997, compared to L69 million in 1996. The increase in adjusted operating income reflects growth from IPC Magazines, which was sold in January 1998, less the contribution lost from disposals during 1997 of consumer book publishing activities. Currency translation differences had no material impact on adjusted operating income. In consumer magazine publishing, IPC Magazines increased its operating income before exceptional items by 10% in 1997 at constant exchange rates, driven by a combination of growth in revenue and tight control of costs.

Liquidity and Capital Resources

     Reed Elsevier's businesses require relatively low levels of investment in both working capital and tangible fixed assets. Thenet cash inflow from operating activities is normally more than adequate to cover Reed Elsevier's requirements to finance working capital and investments in tangible fixed assets. Reed Elsevier's combined net cash inflow from operating activities before exceptional items in the years ended December 31, 1998, 1997 and 1996 amounted to L937 million, L956 million and L928 million, respectively. In each of these years, net cash inflow from operating activities before exceptional items for Reed Elsevier exceeded operating income before exceptional items. Net cash inflow from operating activities before exceptional items is stated after working capital movements and adjusting for non-cash items but excludes payments to acquire tangible fixed assets, the proceeds from sales of investments and tangible and intangible fixed assets and payments against acquisition provisions.

     The receipt in advance of substantial subscription payments for scientific journals and exhibition fees results in financing which exceeds the requirements for Reed Elsevier's other businesses. The excess of financing amounted to L343 million at December 31, 1998 and L141 million at December 31, 1997. Expenditure on tangible fixed assets amounted to L151 million, L121million and L115 million in the years ended December 31, 1998, 1997 and 1996, respectively.

     During 1998, Reed Elsevier paid a total of L1,232 million for acquisitions, including L14 million deferred payments in respect of acquisitions made in prior years. The largest acquisition in 1998 was of Matthew Bender and the remaining 50% interest in Shepard's, for $1.65 billion (L1.0 billion). All payments were financed by net cash inflow from operating activities, available cash resources and borrowings. Exceptional net inflows of L647 million were received in 1998, comprising the net proceeds from the disposal of the remaining consumer publishing businesses, offset by amounts paid in respect of acquisition integration costs, Year 2000 compliance, the Reed Travel Group recompense plans and the abandoned merger with Wolters Kluwer.

     During 1997, Reed Elsevier paid a total of L726 million for acquisitions, including L7 million deferred payments in respect of acquisitions made in prior years. The largest acquisitions in 1997 were the purchase of MDL Information Systems Inc., for $320 million (L195 million) and Chilton Business Group for $447 million (L273 million). All payments were financed by net cash inflow from operating activities, available cash resources and commercial paper borrowings. Exceptional net inflows of L54 million were received in 1997, comprising the net proceeds from the disposal of businesses offset by amounts paid in respect of acquisition integration costs, Year 2000 compliance, the Reed Travel Group recompense plans and the abandoned merger with Wolters Kluwer.

     At December 31, 1998, Reed Elsevier had short term investments and cash of L708 million. At such date, Reed Elsevier also had short term borrowings of L1,150 million and long term borrowings of L520 million. The short term investments and cash were held mainly in U.S. dollars, sterling and Dutch guilders  while  the  short  term  borrowings  were  denominated  mainly in U.S.
dollars, Dutch guilders and French francs and the long term borrowings were denominated mainly in U.S. dollars. The significant U.S.dollar borrowings are consistent with Reed Elsevier's policy of borrowing in those currencies where significant translation exposure exists and provide a structural hedge for the income realized from the U.S. businesses. Significant external borrowings by any of the entities within Reed Elsevier are generally guaranteed jointly and severally by Reed International and Elsevier. During 1997 a maturing $150 million Eurobond, $80 million of maturing privately placed medium term notes and L7 million of loan stock were redeemed.

     Short term borrowings consist principally of $649 million (L391 million) of short term notes issued under Reed Elsevier Inc.'s U.S. commercial paper program, and $870 million (L524 million) of short term notes issued under the Eurocommercial paper programs of ERF subsidiaries, Elsevier Finance SA and Elsevier Properties SA, all of which are supported by committed credit facilities and centrally managed cash and short term investments. The balance of short term borrowings consists of bank borrowings and other loan stock. As of December 31, 1998, Reed Elsevier had available a committed multicurrency facility of $1 billion (L602 million) with a remaining maturity in excess of 4 years, of which L44 million was utilized.

     At December 31, 1998, Reed Elsevier plc's subsidiary, Reed Elsevier Inc., had the following long term borrowings, jointly and severally guaranteed by Reed International and Elsevier: $200 million (L121 million) Eurobonds maturing in 1999, $20 million (L12 million) of privately placed notes issued under Reed Elsevier Inc.'s U.S. medium term note program maturing in 1999, $100 million (L60 million) privately placed notes maturing in 2000, $125 million (L76 million) privately placed notes maturing in 2003 and $150 million (L90 million) privately placed notes maturing in 2023. At December 31, 1998, Reed Elsevier plc's subsidiary, Reed Elsevier Capital Inc., had outstanding $150 million (L90 million) of public notes maturing in 2000, $150 million (L90 million) of public notes maturing in 2005 and $150 million (L90 million) of public debentures maturing in 2025, all of which debt is fully, unconditionally jointly and severally guaranteed by Reed International and Elsevier. At December 31, 1998, Reed Elsevier plc's subsidiary, Reed (Nederland) NV, had outstanding Dfl125 million (L42 million) privately placed bonds maturing in 1999, of which Dfl60 million is swapped into $35.8 million (L22 million). These bonds are also jointly and severally guaranteed by Reed International and Elsevier. The balance of long term borrowings are finance leases and bank borrowings. At December 31, 1998, the weighted average maturity of Reed Elsevier plc's long term gross debt was 9 years.

                               REED INTERNATIONAL

     The following discussion is based on the audited consolidated financial statements of Reed International for the years ended December 31, 1998, December 31, 1997, and December 31, 1996. The consolidated financial statements have been prepared in accordance with U.K. GAAP, which differs in certain significant respects from U.S. GAAP. The differences are set out in note 17 to the audited consolidated financial statements of Reed International included in this Annual Report. Per share amounts have been restated to take account of the two for one share subdivision which became effective on May 2, 1997.

     Net income for Reed International was L396 million for the year ended December 31, 1998, compared to L27million (loss) for the year ended December 31, 1997 and L176 million for the year ended December 31, 1996. This represents an increase over the prior year of L423 million (1997: L203 million decrease). The increase principally reflects Reed International's share of the Combined
Businesses' exceptional items. Basic earnings per Reed International Ordinary Share for the years ended December 31,1998, 1997 and 1996 were 34.7 pence, 2.4 pence (loss) and 15.5 pence, respectively. The financial statements of Reed International reflect Reed International's status as a holding company. Reed International's 50% direct interest in the Reed Elsevier combined businesses and its 5.8% indirect interest in Elsevier are accounted for on gross equity basis. A full discussion of the operating results of the Reed Elsevier combined businesses is set out under "Management's Discussion and Analysis of Financial Conditions and Results of Operations --- Reed Elsevier".

     The net income for Reed International for the years ended December 31, 1998, 1997 and 1996 comprises 50% of the net income of the Reed Elsevier
combined   businesses  and  5.8%  of  Elsevier's  net  income  less  a  dividend equalization adjustment. Under arrangements established at the time of the Merger, dividends paid to Reed International and Elsevier shareholders are equalized at the gross level, inclusive of the benefits of the U.K. tax credit (currently 20%, reducing to 10% on April 6, 1999 and applicable for the 1998 final dividend) received by certain Reed International shareholders. An adjustment is required in the statutory accounts of Reed International to equalize the benefit of the tax credit between the two sets of shareholders of Reed International and of Elsevier in accordance with the equalization agreement. This equalization adjustment arises only on dividends paid by Reed International to its shareholders and it reduces the statutory attributable earnings of Reed International by 47.1% of the amount of the tax credit, in the 1998, 1997 and 1996 fiscal years this amounted to L12 million, L20 million and L18 million respectively.

     In the  1998  financial  year,  the new  U.K.  accounting  standard  FRS10:
Goodwill and Intangible Assets was introduced under which Reed Elsevier capitalizes acquired goodwill and intangible assets and amortizes them over a maximum period of 20 years, with retrospective application. Prior year figures have been restated accordingly. Reed International's share of the amortization after related tax effects in the years December 31, 1998, 1997, and 1996 was L176 million, L153 million and L139 million respectively.

     Reed International's shareholders' equity at December 31, 1998 and December 31, 1997 was L1,127 million and L895 million, respectively. These amounts represent Reed International's 50% share of shareholders' equity of the Reed Elsevier combined businesses plus the 5.8% share of Elsevier's shareholders' equity. The increase in shareholders' equity at December 31,1998 principally reflects Reed International's share in the combined businesses' retained profit, after dividends paid and payable.

     In respect of the financial years 1998, 1997 and 1996, Reed International declared a total dividend, net of the associated U.K. tax credit, of 15.0 pence (including the 10.4 pence final dividend to be proposed at the 1999 Annual General Meeting in April), 14.6 pence and 13.6 pence, respectively, per Reed International Ordinary Share. The equivalent gross dividends, including the associated U.K. tax credit, were 17.3 pence, 18.25 pence and 17.0 pence for the years ended December 31, 1998, 1997 and 1996, respectively.

                                    ELSEVIER

     The following discussion is based on the audited financial statements of Elsevier for the years ended December 31, 1998, December 31, 1997 and December 31, 1996. The financial statements have been prepared in accordance with Dutch GAAP, which differs in certain significant respects from U.S. GAAP. The differences are set out in note 13 to the audited financial statements of Elsevier included in this Annual Report.

     Net income for Elsevier was Dfl1,266 million for the year ended December 31, 1998 compared to Dfl22 million (loss) for the year ended December 31, 1997 and Dfl481 million for the year ended December 31, 1996. This represents an increase over the prior year of Dfl1,288 million (1997: Dfl503 million decrease). The increase principally reflects Elsevier's share of the combined businesses' exceptional items. Earnings per Elsevier Ordinary Share for the years ended December 31, 1998, 1997 and 1996 were Dfl1.79, Dfl0.03 (loss) and Dfl0.68 respectively.

     Net income represents Elsevier's 50% share in the net income of the Reed Elsevier combined businesses, translated into guilders at the average rate for 1998 of Dfl3.28 per L1.00 (1997: Dfl3.19 per L1.00; 1996: Dfl2.63 per L1.00).
These exchange rates are based on the average of the daily closing rates throughout the year. The financial statements of Elsevier reflect Elsevier's status as a holding company. Elsevier's 50% interest in the Reed Elsevier combined business is accounted for on an equity basis. A full discussion of the operating results of the Reed Elsevier combined businesses is set out under "Management's Discussion and Analysis of Financial Conditions and Results of Operations --- Reed Elsevier".

     In the  1998  financial  year,  the new  U.K.  accounting  standard  FRS10:
Goodwill and Intangible Assets was introduced under which Reed Elsevier capitalizes acquired goodwill and intangible assets and amortizes them over a maximum period of 20 years, with retrospective application. Prior year figures have been restated accordingly. Elsevier's share of the amortization after related tax effects in the years ended December 31, 1998, 1997, and 1996 was Dfl544 million, Dfl463 million and Dfl345 million respectively.

     Elsevier's shareholders' equity at December 31, 1998 and December 31, 1997 was Dfl3,333 million and Dfl2,826 million, respectively. These amounts represent Elsevier's 50% share of the shareholders' equity of the Reed Elsevier combined businesses, translated into guilders at the appropriate period end exchange rates. These rates were Dfl3.13 per L1.00 at December 31, 1998 (1997: Dfl3.34 per L1.00). The increase in shareholders' equity at December 31, 1998 reflects Elsevier's share of the combined businesses' retained profit, after dividends paid and payable, partially offset by adverse exchange translation differences.

     In respect of the financial years 1998, 1997 and 1996, Elsevier declared dividends payable per Elsevier Ordinary Share of Dfl0.87, Dfl0.95 and Dfl0.76. Under the terms of an agreement entered into at the time of the Merger, Reed International and Elsevier both agreed to pay equivalent gross dividends, taking into account and including, in the case of Reed International, the associated U.K. tax credit. The 1998 dividend per Elsevier Ordinary Share was, therefore, equivalent to the Reed International gross dividend on 1.538 of a Reed International Ordinary Share translated at Dfl3.31 per L1.00 in respect of the interim dividend and Dfl3.24 per L1.00 in respect of the final dividend, being the average exchange rates over the period of five business days commencing with the tenth business day prior to the respective announcements.

       ITEM 9A: QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
                                  REED ELSEVIER

     Reed Elsevier's primary market risk exposures are to interest rate fluctuations and to exchange rate movements. Net interest expense is exposed to interest rate fluctuations on borrowings, cash and short term investments. Upward fluctuations in interest rates increase the interest cost of floating rate borrowings whereas downward fluctuations in interest rates decrease the interest return on floating rate cash deposits and short term investments. Fixed rate borrowings are protected against upward fluctuations in interest rates but do not benefit from downward fluctuations. In addition, Reed Elsevier companies engage in foreign currency denominated transactions and are subject to exchange rate risk on such transactions.

     Reed Elsevier seeks to limit these risks by means of financial instruments, including interest rate swaps, forward rate agreements and forward foreign exchange contracts. Reed Elsevier only enters into financial instruments to hedge (or reduce) the underlying risks described above, and therefore has no net market risk on financial instruments held at the end of the year. Reed Elsevier does, however, have a credit risk from the potential non-performance by the counterparties to these financial instruments, which are unsecured. The amount of this credit risk is normally restricted to the amount of the hedge gain and not the principal amount being hedged. This credit risk is controlled by means of regular credit reviews of these counterparties and of the amounts outstanding with each of them. Reed Elsevier does not anticipate non-performance by the counterparties, which are principally licensed commercial banks and investment banks with strong long term credit ratings.

     Reed Elsevier enters into interest rate swaps and forward rate agreements to hedge the effects of fluctuating interest rates on borrowings, cash and short term investments. Interest rate swaps and forward rate agreements limit the risks of fluctuating interest rates by allowing Reed Elsevier to fix the interest rate on a notional principal amount equal to the principal amount of the underlying floating rate cash, short term investments or borrowings being hedged. Since Reed Elsevier has significant borrowings in U.S. dollars, the substantial majority of the interest rate swaps on which fixed interest is paid are denominated in U.S. dollars. To hedge the interest exposure associated with Reed Elsevier's sterling and Dutch guilder assets, a significant proportion of the interest rate swaps and forward rate agreements on which fixed interest is received are denominated in sterling and Dutch guilders. Reed Elsevier's policy is to fix the interest rates on its cash, short term investments and borrowings when the combination of Reed Elsevier's funding profile and interest exposures make such transactions appropriate.

     Forward  swaps  and  forward  rate  agreements  are  entered  into to hedge interest rate exposures known to arise at a future date. These exposures may include new borrowings or cash deposits and short-term investments to be entered into at a future date or future rollovers of existing borrowings or cash deposits and short-term investments. Interest exposure arises on future new and rollover borrowings, cash deposits and short-term investment because interest rates can fluctuate between the time a decision is made to enter into such transactions and the time those transactions are actually entered into. The business purpose of forward swaps and forward rate agreements is to fix the interest cost or interest return on future borrowings or cash investment at the time it is known such a transaction will be entered into. The fixed interest rate, the floating rate index (if applicable) and the time period covered by forward swaps and forward rate agreements are known at the time the agreements are entered into. The use of forward swaps and forward rate agreements is limited to hedging activities; consequently no trading position results from their use. The impact of forward swaps and forward rate agreements is the same as interest rate swaps. Similarly, Reed Elsevier utilizes forward foreign exchange contracts to hedge the effects of exchange rate movements on its foreign currency net sales and operating costs. Financial instruments are utilized to hedge (or reduce) the risks of interest rate or exchange rate movements and are not entered into unless such risks exist. Financial instruments utilized, while appropriate for hedging a particular kind of risk, are not considered specialized or high-risk and are generally available from numerous sources.

     The following analysis sets out the sensitivity of the fair value of Reed Elsevier's financial instruments to selected changes in interest rates and exchange rates. The range of changes represents Reed Elsevier's view of the changes that are reasonably possible over a one year period. Fair values represent the present value of forecast future cash flows at the assumed market rates.

     The market values for interest rate and foreign currency risks are calculated by the use of an "off the shelf" software model which utilizes standard pricing models to determine the present value of the instruments based on the market conditions being variously interest rates and spot and forward exchange rates, as of the valuation date.

     Reed Elsevier's use of financial instruments and its accounting policies for financial instruments are described more fully in Note 19 to the Reed Elsevier combined financial statements.

a)   Interest Rate Risk:

     The following sensitivity analysis assumes an immediate 100 basis point change in interest rates for all currencies and maturities from their levels at December 31, 1998, with all other variables held constant.

                                                                              Market Value Change
                                                                          Favourable /(Unfavourable)
                                                                      -------------------------------------
Financial Instrument                                                      Fair
                                                                          Value
                                                                       December 31,   +100 basis   -100 basis
                                                                          1998          points       points
                                                                      -------------------------------------
                                                                                  (in L millions)
Long term debt (including current portion) ..............                 (742)         +34          (39)
Interest rate swaps .....................................                  (12)         +11          (12)
Forward rate agreements .................................                    2           (2)          +2
                                                                                  ------------  -----------
                                                                                        +43          (49)
                                                                                  ============  ===========

     A 100 basis point change in interest rates would not result in a material change on the fair value of other financial instruments such as cash, short term investments, bank loans, commercial paper borrowings or currency swaps.

     The substantial majority of borrowings are either fixed rate or have been fixed through the use of interest rate swaps. In addition, a significant proportion of cash and short term investments is hedged throughout 1999. A 100 basis point reduction in interest rates would result in a decrease in net interest expense of L1 million, based on the composition of financial instruments including cash , short term investments, bank loans and commercial paper borrowings at December 31, 1998. A 100 basis points rise in interest rates would increase net interest expense by L1 million.

b)   Foreign Currency Exchange Rate Risks

     The following sensitivity analysis assumes an immediate 10% change in all foreign currency exchange rates against sterling from their levels at December 31, 1998, with all other variables held constant. A +10% change indicates a strengthening of the currency against sterling and a -10% change indicates a weakening of the currency against sterling.

                                                                                Market Value Change
                                                                             Favourable /(Unfavourable)
                                                                      -------------------------------------
                                                                           Fair Value
                                                                          December 31,
Financial Instrument                                                         1998        +10%         -10%
                                                                      -------------------------------------
                                                                                (in L millions)
Long term debt (including current portion) .................                 (742)        (82)         +67
Short term debt ............................................                 (968)       (105)         +91
Cash and short term investments ............................                  708         +27          (22)
Interest rate swaps ........................................                  (12)         (1)          +1
Forward foreign currency contracts .........................                    2         (13)         +11
                                                                                  ------------  -----------
                                                                                         (174)        +148
                                                                                  ============  ===========

     A 10% change in foreign currency exchange rates would not have a material change on the fair value of other financial instruments such as forward rate agreements and currency swaps.

                 ITEM 10: DIRECTORS AND OFFICERS OF REGISTRANTS
                                  REED ELSEVIER

     For information with respect to the Board of Directors of Reed Elsevier plc, the Reed Elsevier plc Executive Committee ("REEC") and the Boards of Elsevier Reed Finance BV, see "Control of Registrants -- Reed Elsevier". The REEC appoints senior management of Reed Elsevier plc.

     On August 6, 1998 the boards of Reed International and Elsevier decided to move to a unitary management structure of a single non-executive Chairman and sole Chief Executive Officer and, so far as practicable, identical boards. This is a logical evolution of the management structure in place since the Merger, under which the day to day management of the Combined Businesses has been under the control of the REEC.

     Morris Tabaksblat, who is currently the Chairman and Chief Executive Officer of Unilever NV, Vice-Chairman of Unilever PLC and Vice-Chairman of the European Round Table of Industrialists, joined the Elsevier Supervisory Board in April 1998 and the Board of Reed Elsevier plc in June 1998. It is proposed that, with effect from the end of the Annual General Meetings of Reed International and Elsevier in April 1999, Mr Tabaksblat will become non-executive Chairman of both Reed International and of Elsevier and, following his retirement as Chairman and Chief Executive Officer of Unilever NV and as Vice-Chairman of
Unilever PLC in May 1999, will also become non-executive Chairman of Reed Elsevier plc in June 1999.

     The intention to recruit a new Chief Executive Officer was also announced on August 6, 1998, and is now at an advanced stage.

     It is intended that, as part of the process of harmonizing the three boards, Mark Armour will be appointed to the Executive Board of Elsevier. He is already Finance Director of Reed International and Chief Financial Officer of Reed Elsevier plc, and will serve after April 1999 as Chief Financial Officer of all three companies.

     It is also proposed that in April 1999 Steven Perrick and Loek van Vollenhoven will be appointed as non-executive directors of Reed International, Rolf Stomberg and David Webster will be appointed as members of the Elsevier Supervisory Board and John Brock will be appointed a non-executive director of Reed International and Reed Elsevier plc, on the retirement of Richard Bodman, and a member of the Elsevier Supervisory Board. Mr Brock, who is aged 50, is a main board director of Cadbury Schweppes plc. In April 1999 Roelof Nelissen will replace Pierre Vinken as Chairman of the Supervisory Board of Elsevier Reed Finance BV, and Loek van Vollenhoven has been nominated to replace Herman Spruijt as a member of the Supervisory Board of Elsevier Reed Finance BV.

     Following the appointments and retirements described in this section, which are subject to the passing of the relevant resolutions at the Annual General Meetings, the non-executive directors of Reed Elsevier plc, Reed International and Elsevier will be the same people, being Messrs Tabaksblat, Brock, Perrick, Stomberg, van Vollenhoven and Webster, except only that Elsevier will have two additional Supervisory Board members, Jules van Dijck and Roelof Nelissen.

                               REED INTERNATIONAL

     The following information applies as at March 9, 1999 and the arrangements regarding the appointment of directors will change, subject to shareholders' approval, following the Annual General Meeting in April 1999 (see Item 4 "Control of Registrants").

     Under the Articles of Association of Reed International, at each Annual General Meeting of shareholders all directors of Reed International appointed since the preceding Annual General Meeting must retire from office, but such directors may stand for re-election. In addition, one-third (or the nearest number up to one-third) of the other directors of Reed International must retire from office, but such directors may stand for re-election. The directors who must retire from office at each Annual General Meeting in this way are those directors who have been in office the longest, as measured from their election or most recent re-election, as the case may be. The Articles of Association provide that there cannot be less than five nor more than 20 members of the Board of Directors of Reed International. The Board of Directors of Reed International manages Reed International's shareholdings in Reed Elsevier plc, Elsevier Reed Finance BV and Reed Holding BV, through which it holds a 5.8% interest in Elsevier NV.

     Under arrangements established at the time of the Merger, Elsevier is entitled from time to time to nominate up to two individuals for appointment to the Board of Directors of Reed International. The Board of Directors of Reed International is obliged, subject to any legal constraints, to appoint the individuals so nominated and, unless Elsevier requests otherwise, to propose their re-appointment when necessary at Annual General Meetings of shareholders. Reed International and Elsevier have agreed that their reciprocal representation on the other company's Board should not be exercised for the time being. The Board of Directors of Reed International may not appoint other directors, or propose a resolution for the appointment of a director, without obtaining the prior approval of Elsevier (which it is not entitled to withhold or delay unreasonably). Prior approval is not required in relation to the proposal of a resolution to re-appoint a director retiring by rotation.

                                    ELSEVIER

     The following information applies as at March 9, 1999. The arrangements regarding the appointment of directors and the powers of the Supervisory Board will change, subject to shareholders' approval, following the Annual General Meeting in April 1999 (see item 4 "Control of Registrants").

     Elsevier has a two tier Board structure with a Supervisory Board and an Executive Board. There cannot be less than three members of the Supervisory Board of Elsevier and not less than three members of the Executive Board of Elsevier. The duties of the Supervisory Board are to supervise the policy of the Executive Board and the general course of Elsevier's affairs. The powers of the Supervisory Board include the appointment of the members of its Board and of the Executive Board and the adoption of the annual accounts of Elsevier. In addition, certain decisions of the Executive Board require the approval of the Supervisory Board and certain other decisions require the approval of the Combined Meeting (as defined below), as set forth in the Articles of Association of Elsevier. The members of the Supervisory Board are appointed for a four year period and can be re-elected. The Executive Board manages Elsevier's shareholdings in Reed Elsevier plc and Elsevier Reed Finance BV. Its members are appointed and can be suspended and dismissed by the Supervisory Board.

     Under arrangements established at the time of the Merger, Reed International is entitled from time to time to recommend up to two individuals for appointment as members of the Supervisory Board of Elsevier. It has been agreed that the Supervisory Board, subject to any legal constraints, appoint the individuals so recommended. Elsevier and Reed International have agreed that their reciprocal representation on the other Company's Board should not be exercised for the time being. Other appointments to the Supervisory Board or the Executive Board of Elsevier cannot, unless otherwise required by law, be made by the Supervisory Board without obtaining the prior approval of Reed International (which Reed International is not entitled to withhold or delay unreasonably).

                             DIRECTORS AND OFFICERS

     The directors and executive officers of each of Reed International, Elsevier, Reed Elsevier plc and Elsevier Reed Finance BV at March 9, 1999 were:

Name (Age)                Reed International      Elsevier                    Reed Elsevier plc           Elsevier Reed
----------                ------------------      --------                    -----------------           -------------
Finance BV
Herman Bruggink (52)                              Chairman of the             Co-Chief Executive,
                                                  Executive Board             Co-Chairman of the REEC
Nigel Stapleton (52)      Chairman                                            Co-Chief Executive,
                                                                              Co-Chairman of the REEC
John Mellon (58)          Executive Director                                  Executive Director,
                                                                              Member of the REEC
Cornelis Alberti (62)                             Member of the
                                                  Executive Board                                          Managing Director
Mark Armour (44)          Finance Director                                    Chief Financial Officer      Member of the
                                                                                                          Supervisory Board
Richard Bodman (60)       Non-executive Director(1)                           Non-executive Director(3)
Willem Boellaard (68)                                                                                      Managing Director
Neville Cusworth (60)                             Member of the               Executive Director
                                                  Executive Board
Otto ter Haar (69)                                Member of the
                                                  Supervisory Board
Sir Christopher Lewinton  Non-executive Director(1)                           Non-executive Director(3)
(67)
Roelof Nelissen (67)                              Member of the
                                                  Supervisory Board
Steven Perrick (50)                               Member of the               Non-executive Director(3)    Member of the
                                                  Supervisory Board(2)                                     Supervisory Board
Herman Spruijt (49)                               Member of the               Executive Director           Member of the
                                                  Executive Board                                          Supervisory Board
Dr. Rolf Stomberg (58)    Non-executive Director(1)                           Non-executive Director(3)
Morris Tabaksblat (61)                            Member of the               Non-executive Director(3)
                                                  Supervisory Board(2)
Onno Laman Trip (52)                                                          Executive Director
Jules Van Dijck (62)                              Member of the
                                                  Supervisory Board
Loek van Vollenhoven (68)                         Deputy Chairman of the      Non-executive Director(3)
                                                  Supervisory Board(2)
Pierre Vinken (71)                                Chairman of the             Non-executive Director(3)    Chairman of the
                                                  Supervisory Board(2)                                     Supervisory Board
David Webster (54)        Non-executive Director(1)                           Non-executive Chairman(3)
Erik Ekker (50)                                   Company Secretary           Legal Director
                                                                              (Continental Europe)
Mark Radcliffe (52)       Company Secretary                                   Company Secretary

-------------
(1) Member of both the Audit Committee and Remuneration Committee of the Board of Directors of Reed International.
(2)  Member of Elsevier Audit Committee.
(3) Member of both the Audit Committee and the Remuneration Committee of the Board of Directors of Reed Elsevier plc.

     A  person  described  as  a  non-executive   Director  of  either  of  Reed
International or Reed Elsevier plc is a director not employed by such company in an executive capacity.

     Mr Bruggink became Co-Chairman of the Board of Reed Elsevier plc, Co-Chairman of the REEC and Chairman of the Executive Board of Elsevier in April 1995, having been an executive Director of Reed Elsevier plc and a member of the Executive Board of Elsevier since the Merger. He ceased to be Co-Chairman of the Board of Reed Elsevier plc upon becoming Co-Chief Executive in August 1998. Mr Bruggink was a non-executive Director of Reed International from April 1995 to April 1997. He joined Elsevier in 1991.

     Mr Stapleton became Co-Chairman of the Board of Reed Elsevier plc and Co-Chairman of the REEC in July 1996. He ceased to be Co-Chairman of the Board of Reed Elsevier plc upon becoming Co-Chief Executive in August 1998. Prior to that he had been a member of the REEC and an executive Director and Chief Financial Officer of Reed Elsevier plc since the Merger. He was also a member of the Supervisory Board of Elsevier Reed Finance BV from the Merger until December 1998. Mr Stapleton became Deputy Chairman of Reed International in June 1994 and Chairman of Reed International in April 1997, having joined Reed International in 1986 as Finance Director.

     Mr Mellon will retire in April 1999. He has been a member of the REEC since June 1994, having been an executive Director of Reed Elsevier plc since the Merger. He has been an executive Director of Reed International since January 1990. He was a member of the Supervisory Board of Elsevier from April 1995 to December 1997. He joined Reed International in 1968.

     Mr Alberti will retire as a member of the Executive Board of Elsevier in April 1999. He has been a member of the Executive Board of Elsevier since 1984 and Managing Director of Elsevier Reed Finance BV since the Merger. He was an executive Director of Reed Elsevier plc from the Merger until December 1996. He joined Elsevier in 1978.

     Mr Armour was appointed Finance Director of Reed International and Chief Financial Officer of Reed Elsevier plc in July 1996, having been Deputy Chief Financial Officer of Reed Elsevier plc since February 1995. He became a member of the Supervisory Board of Elsevier Reed Finance BV in December 1998.

     Mr Bodman will retire in April 1999. He has been a non-executive Director of Reed International and Reed Elsevier plc since May 1996. He is Managing General Partner of AT&T Ventures. He is also a Director of Tyco International Inc., Internet Security Systems Group and Young & Rubicam Inc.

     Mr Willem Boellaard was appointed a Managing Director of Elsevier Reed Finance BV in December 1998. He joined Elsevier in 1990.

     Mr Cusworth will retire in April 1999. He became an executive Director of Reed Elsevier plc and a member of the Executive Board of Elsevier in April 1995. He is Chairman of the Reed Elsevier Legal Division, having joined Reed International in 1967.

     Mr ter Haar will retire in April 1999. He has been a member of the Supervisory Board of Elsevier since 1990. He was previously a member of the Executive Board of Elsevier, with responsibility for Elsevier Science, having joined Elsevier in 1959.

     Sir Christopher Lewinton will retire in April 1999. He has been a non-executive Director of Reed Elsevier plc since the Merger and a non-executive Director of Reed International since 1990. He is Chairman of TI Group plc and a member of the Supervisory Board of Mannesmann AG.

     Mr Nelissen was a non-executive Director of Reed Elsevier plc since the Merger until July 1998. He has been a member of the Supervisory Board of Elsevier since 1990. Mr Nelissen is also a member of the Supervisory Board of ABN AMRO Bank NV and Ahold NV.

     Mr Perrick was appointed a member of the Supervisory Board of Elsevier in April 1998, a non-executive director of Reed Elsevier plc in June 1998 and a member of the Supervisory Board of Elsevier Reed Finance BV in July 1998. Mr Perrick is also a partner in the law firm of De Brauw, Blackstone, Westbroek, and Professor of Securities Law at Erasmus University.

     Mr Spruijt became an executive Director of Reed Elsevier plc and a member of the Executive Board of Elsevier in April 1995. He became a member of the Supervisory Board of Elsevier Reed Finance BV in June 1998. He is Chairman of Elsevier Science, having joined Elsevier in 1987.

     Dr Stomberg was appointed a non-executive director of Reed International and Reed Elsevier plc in January 1999. Dr Stomberg is also Chairman of John Mowlem & Co plc and a member of the Boards of several European companies including Scania AB and TNT Post Group NV.

     Mr Tabaksblat was appointed a member of the Supervisory Board of Elsevier in April 1998 and a non-executive director of Reed Elsevier plc in June 1998. Mr Tabaksblat is also the Chairman and Chief Executive Officer of Unilever NV and Vice- Chairman of Unilever PLC, from which he will retire in May 1999, and a member of the Supervisory Boards of Aegon NV, TNT Post Group NV and VEBA AG.

     Mr Laman Trip became an executive Director and Director of Corporate Human Resources of Reed Elsevier plc in September 1997.

     Mr van Dijck has been a member of the Supervisory Board of Elsevier since 1984. He is professor of Industrial and Organizational Sociology at the University of Tilburg. Mr van Dijck is a member of the Supervisory Boards of ABN AMRO Bank NV, Hoechst Holland NV and Dutch Philips Industries NV.

     Mr van Vollenhoven has been a non-executive Director of Reed Elsevier plc since November 1995, having been an executive Director of Reed Elsevier plc and a member of the REEC since the Merger until November 1995. Mr van Vollenhoven has been a member of the Supervisory Board of Elsevier since November 1995. Mr van Vollenhoven is also a member of the Supervisory Board of Heineken NV.

     Mr Vinken, will retire in April 1999. He has been Chairman of the Supervisory Board of Elsevier NV and a non-executive Director of Reed Elsevier plc since April 1995, having been Co-Chairman of the Board of Reed Elsevier plc and Co-Chairman of the REEC from the Merger until April 1995. He has been Chairman of the Supervisory Board of Elsevier Reed Finance BV since the Merger.

     Mr Webster has been a non-executive Director of Reed Elsevier plc since the Merger and a non-executive Director of Reed International since 1992. He became non-executive Chairman of Reed Elsevier plc in August 1998. He is Chairman of Safeway plc.

     Mr Ekker, a Dutch lawyer, has been Legal Director (Continental Europe) of Reed Elsevier plc since 1993. He has been Company Secretary of Elsevier since 1989. He joined Elsevier in 1977 as Legal Counsel.

     Mr Radcliffe, an English barrister, has been Company Secretary and Director of Corporate Services of Reed Elsevier plc and Company Secretary of Reed International since 1995. He joined Reed International in 1986.

                 ITEM 11: COMPENSATION OF DIRECTORS AND OFFICERS

Constitution of the remuneration committee

     The Board of Reed Elsevier plc established a Remuneration Committee in January 1993. The Remuneration Committee is responsible for determining the remuneration (in all its forms), the service contracts and all other terms and conditions of employment of the executive directors, and also for considering organizational issues in relation to succession to the board and the recruitment of new directors, and the performance and development of senior management. The Remuneration Committee also provides advice to the REEC on major policy issues affecting the remuneration of executives at a senior level below the Board. The Remuneration Committee draws on external professional advice as necessary and also consults the Chairmen of Reed International and of Elsevier's Executive Board in formulating its recommendations.

     The Remuneration Committee comprises wholly of non-executive directors: R S Bodman, Sir Christopher Lewinton (Chairman), P J Vinken, L van Vollenhoven and D G C Webster, and since August 1998, S Perrick and M Tabaksblat, and since February 1999, R Stomberg.

Compliance  with best practice  provisions

     In designing its performance-related remuneration policy, the Remuneration Committee has complied with Schedule A of the Combined Code, issued in June 1998, appended to the Listing Rules of the London Stock Exchange.

     In relation to disclosure of directors' remuneration, Reed International, a U.K. company listed on the London Stock Exchange, has complied with Schedule B of the Combined Code, issued in June 1998, appended to the Listing Rules of the London Stock Exchange.

Remuneration  policy

     In  determining  its  policy  on  executive  directors'   remuneration  the
Remuneration Committee has regard to the following objectives:

     (i) to ensure that it maintains a competitive package of pay and benefits, commensurate with comparable packages available within other multinational companies operating in global markets and, where appropriate, reflecting local practice operating within the country in which an individual director works;

     (ii) to ensure that it encourages enhanced performance by directors and fairly recognizes the contribution of individual directors to the attainment of the results of the Reed Elsevier plc group;

     (iii)to encourage a team approach which will work towards achieving the long term strategic objectives of the Reed Elsevier plc group;

     (iv) to attract, retain and motivate people of the highest calibre and experience needed to meet the challenges faced by Reed Elsevier plc group businesses both within its traditional businesses and in the transition to electronic publishing media;

     (v) to link reward to individual directors' performance and company performance so as to align the interests of the directors with the shareholders of the parent companies.

     The remuneration of executive directors consists of the following elements:

     -- Base salary, which is set at the median of the market range based on comparable positions in businesses of similar size and complexity. Salaries are reviewed annually by the Remuneration Committee.

     -- A variable annual cash bonus, based on achievement of specific realistic but stretching performance-related targets such as profit, cash flow and gains in earnings per share (EPS) of Reed International and Elsevier. Targets are set at the beginning of the year by the Remuneration Committee. The maximum potential bonus for 1998 was 50% of basic salary.

     -- Share options, where the directors and other senior executives are granted options annually over shares in either Reed International or Elsevier at the market price at the date of grant. The Remuneration Committee approves the grant of any option and, from 1996, the grant of options has been subject to performance criteria set by the Remuneration Committee.

     -- Longer-term incentives which comprise the grant annually of nil cost options to acquire shares in Reed International where exercise is conditional upon the attainment of long-term performance objectives set at the date of grant by the Remuneration Committee.

     -- Post-retirement benefits, which comprise only pensions, where Reed Elsevier plc group companies have different retirement schemes which apply depending on local competitive market practice, length of service and age of the director. The only element of remuneration which is pensionable is base salary.

     Each of the executive directors has a service contract which is terminable on no more than two years' notice. The Remuneration Committee continues to believe, having regard to current practice within the market place, that two year notice periods are appropriate in view of the need to retain key executives in what is an increasingly competitive and international market. The service contracts for directors who were in office prior to January 1, 1996 provide for liquidated damages in the event of early termination of their contract. The service contracts of directors appointed since then do not include such a provision and a directors' duty of mitigation will apply in relation to any payment of compensation on termination.

External appointments

     Executive directors may serve as non-executive directors on the Boards of non-associated companies and may retain remuneration arising from such non-executive directorships. The Remuneration Committee believes that the Reed Elsevier plc group benefits from the experience gained by executive directors in such appointments.

Emoluments of the  directors

     The emoluments of the directors of Reed Elsevier plc (including any entitlement to fees or emoluments from either Reed International, Elsevier or Elsevier Reed Finance BV) were as follows:

(a) Aggregate emoluments

                                                       Year ended December 31,
                                                      -------------------------
                                                             1998        1997
                                                      -------------------------
                                                             (in L thousands)
Salaries & fees .................................            3,202       3,482
Benefits ........................................              111          95
Annual performance-related bonuses ..............              278         747
Pension contributions ...........................              463         655
Pension to former director ......................              209         211
Compensation in respect of former directors .....            1,424          --
                                                      -------------------------
Total ...........................................            5,687       5,190
                                                      =========================

(b) Individual emoluments of executive directors

                                                                Performance          L Equivalent Total
                                                                  Related           ----------------------
                                 Nationality  Salary    Benefits   Bonus     Total      1998       1997
                                -------------------------------------------------------------------------
                                                     (in Dfl)                             (in L)
H J Bruggink ......................  Dutch 1,511,514     43,279    75,576 1,630,369    497,064   466,583
O Laman Trip ......................  Dutch   621,000     28,454    31,050   680,504    207,470    76,623
(from September 15, 1997)
H P Spruijt .......................  Dutch   745,200     12,152    75,638   832,990    253,960   299,511
P C F M Vlek (until July 1, 1998) .  Dutch   682,500     16,125   148,300   846,925    258,208   518,255
                                                         (in L)                           (in L)
M H Armour ........................   U.K.   350,000     19,547    17,500   387,047    387,047   416,327
G R N Cusworth ....................   U.K.   223,560     22,373    22,580   268,513    268,513   285,074
J B Mellon ........................   U.K.   470,925     15,078    23,547   509,550    509,550   628,168
N J Stapleton .....................   U.K.   569,250     23,768   113,850   706,868    706,868   549,357

     Taking into account gains of L207,882 on the exercise of share options, N J Stapleton was the highest paid director in 1998.

     The aggregate notional pre-tax gains, based on the mid market share price on the day of exercise, made by directors on the exercise of Reed International and Elsevier share options during 1998, was L542,933.

     Messrs Bruggink and Stapleton waived their entitlement to receive a bonus in respect of 1997, amounting to Dfl505,298 and L182,169 respectively.

     As announced on August 6, 1998, Reed International and Elsevier have decided to move to a unitary management structure of a single non-executive chairman and a sole Chief Executive Officer for Reed Elsevier plc. That decision gave H J Bruggink and N J Stapleton the right to treat their employment with Reed Elsevier plc as having been terminated immediately by the company. In order to maintain continuity of senior management during the search for a single Chief Executive Officer, and for a period after such appointment, the Board secured the agreement of Messrs Bruggink and Stapleton to defer their right to leave the company. This involves the following financial arrangements: A one-off bonus, payable in May 1999, of Dfl500,000 to H J Bruggink and L140,000 to N J Stapleton provided they have not voluntarily ceased to be employed prior to such date. In N J Stapleton's case, because he has committed to stay at least until August 31, 1999 and, if necessary, until December 31, 1999, a credit of one year's service for pension purposes and a guarantee that in 1999 his annual bonus entitlement would not be less than 20% of salary has been agreed.

(c) Payments to former directors

     P C F M Vlek ceased to be a director on July 1, 1998 and, under the terms of his service agreement, received a payment representing two years' salary and bonus, and an amount equal to two years' employer's pension contributions, the aggregate of which was Dfl4,671,700.

(d) Pensions

     The Remuneration Committee reviews the pension arrangements for the executive directors to ensure that the benefits provided are consistent with those provided by other multinational companies in each of its countries of operation.

     The policy for executive directors based in the U.K. is to provide pension benefits at a normal retirement age of 60, equivalent to two-thirds of basic salary in the twelve months prior to retirement, provided they have completed 10 years' service with the Reed Elsevier plc group. For directors employed since 1987, full pension has to be accrued over 20 years. The way in which pension benefits are provided will depend on when the individual director commenced service, and can be either through the Reed Elsevier Pension Scheme (REPS) or through Inland Revenue unapproved, unfunded arrangements, or a combination of both. In 1989, the Inland Revenue introduced a cap on the amount of pension that can be provided from an approved pension scheme. All U.K. based directors, with the exception of M H Armour, commenced service prior to the introduction of the cap and so will receive all their pension benefits from the REPS. M H Armour's pension benefits will be provided from a combination of the REPS and the Company's unapproved, unfunded pension arrangements.

     Directors who are members of the Dutch pension scheme accrue a pension at a normal retirement age of 60, according to length of service and their final salary. Based on potential service to normal retirement age, the pension entitlements of the directors are up to 70% of final annual salary.

     The pension arrangements for all the directors include life assurance cover whilst in employment, an entitlement to a pension in the event of ill health or disability and a spouse's pension on death.

     The increase in transfer value of the directors' pensions, after deduction of contributions, is shown below:

                                     Increase in    Total
                                       accrued     accrued               Contributions   Transfer value
                                       annual      annual                  paid by       increase after
                                       pension  pension as at  Transfer   directors       deduction of
                                       during    December 31,   value     during the       directors'
                       Nationality   the period     1998       increase    period         contributions  L equivalent
                      -----------------------------------------------------------------------------------------------
                                                           (in Dfl)                                        (in L)
H J Bruggink             Dutch         55,703     622,567     470,000      59,000            411,000       125,305
O Laman Trip             Dutch         17,000      84,145     181,000      24,000            157,000        47,865
H P Spruijt              Dutch         26,076     289,086     198,000      29,000            169,000        51,524
P C F M Vlek
(until July 1, 1998)     Dutch         42,469     690,295     220,000      25,000            195,000        59,451
                                                            (in L)
M H Armour                U.K.         17,011      45,668     190,347       2,811            187,536       187,536
G R N Cusworth
(until October 14,        U.K.         11,030     150,637      82,047       5,772             76,275        76,275
1998)
J B Mellon                U.K.         28,331     308,004     268,875      15,222            253,653       253,653
N J Stapleton             U.K.         34,833     232,148     397,400      18,418            378,982       378,982


     The transfer value increase in respect of individual directors represents a liability in respect of directors' pension entitlement, and is not an amount paid or payable to the director.

(e) Individual emoluments of non-executive directors

                                         Nationality        1998        1997
                                         -------------------------------------
                                                      (in L thousand)
R J Nelissen (until July 1, 1998) ....      Dutch          30,000      50,000
S Perrick (from July 1, 1998) ........      Dutch          26,666          --
M Tabaksblat (from July 1, 1998) .....      Dutch          26,666          --
P J Vinken ...........................      Dutch          80,000  241,347(1)
L van Vollenhoven ....................      Dutch          52,500  112,500(1)
R S Bodman ...........................      U.S.A.         90,361      92,592
A A Greener ..........................       U.K.          24,000      24,000
Lord Hamlyn (until April 29, 1998) ...       U.K.           8,334      25,000
Sir Christopher Lewinton .............       U.K.          80,000  180,000(1)
D G C Webster ........................       U.K.          84,555   29,000(2)

-------------
(1) Included in the emoluments in respect of the prior year are payments made during 1998 to P J Vinken (L100,000), L van Vollenhoven (L60,000) and Sir Christopher Lewinton (L100,000) in recognition of significant additional duties carried out by the individual non-executive directors, prior to January 1, 1998.

(2) An amount of L35,000 plus VAT was paid to Safeway plc, Mr. Webster's employer, to compensate for time that he devoted to Reed Elsevier issues.

     Fees payable to non-executive directors are determined by the Board. The emoluments of D G C Webster include an additional fee payable to him to reflect the significant additional duties he has undertaken during the year, including those arising from his appointment as non-executive Chairman of Reed Elsevier plc in August 1998.

Compensation of executive officers

     The aggregate compensation paid to all executive officers (other than directors) of Reed Elsevier plc (2 persons during the 1998 fiscal year) as a group, for services in such capacities for the year ended December 31, 1998 was L345,841 which included contributions made to the pension plans in respect of such officers of Reed Elsevier plc of L4,638.

    ITEM 12: OPTIONS TO PURCHASE SECURITIES FROM REGISTRANTS OR SUBSIDIARIES
                               REED INTERNATIONAL
Share options

     The following table sets forth the details of options held by directors over Reed International Ordinary Shares as at December 31, 1998. Options are granted under Executive Share Option Schemes or Save As You Earn (SAYE) schemes which are described below:

                                                                             Market
                                             Granted             Exercised   price(p)
                                  January 1,  during    Option  during the at exercise December 31, Exercisable
                                    1998     the year  price(p)     year      date        1998        between
                                -------------------------------------------------------------------------------
M H Armour
 --Executive Scheme                189,600               400.75                           189,600    1999-2005
                                    30,000               585.25                            30,000    1999-2006
                                    52,000               565.75                            52,000    2000-2007
                                              66,900     523.00                            66,900    2001-2008
                                ---------- ---------                                 ------------
Total                              271,600    66,900                                      338,500
                                ---------- ---------                                 ------------
GRN Cusworth
 --Executive Scheme                 34,000               585.25                            34,000    1999-2006
 --SAYE Scheme                       1,076               320.60                             1,076         2000
                               -----------                                           ------------
Total                               35,076                                                 35,076
                               -----------                                           ------------
J B Mellon
 --Executive Scheme                106,800               400.75   106,800       513.50         --
                                    67,400               585.25                            67,400    1999-2006
                                    80,400               565.75                            80,400    2000-2007
 --SAYE Scheme                       2,102               328.20                             2,102         1999
                               -----------                    -----------            ------------
Total                              256,702                        106,800                 149,902
                               -----------                    -----------            ------------
N J Stapleton
 --Executive Scheme                 31,000               237.25    31,000       528.00         --
                                   242,600               410.25   100,000       528.00    142,600    1999-2004
                                   101,600               400.75                           101,600    1999-2005
                                    74,200               585.25                            74,200    1999-2006
                                    88,800               565.75                            88,800    2000-2007
                                             108,800     523.00                           108,800    2001-2008
 --SAYE Scheme                       2,102               328.20                             2,102         1999
                                     1,076               320.60                             1,076         2000
                                     1,534               449.80                             1,534         2002
                                ---------------------          -----------           ------------
Total                              542,912   108,800           131,000(1)                 520,712
                                ---------------------          -----------           ------------

-------------
Notes:
(1)  Retained an interest in 14,000 Ordinary Shares

     The middle market price of a Reed International ordinary share during the year was in the range of 428.25p to 716.0p and at December 31, 1998 was 470.0p.

     Between January 1, 1999 and March 9, 1999 there were no changes to the options held by directors.

Longer term incentives

     Executive directors of Reed Elsevier plc who are executive directors of Reed International have been granted nil cost options over Ordinary Shares of Reed International under a Longer Term Incentive Plan ("the Plan"). The Plan has operated since 1991 and was designed with advice from independent remuneration consultants. It is based on share rather than cash benefits to emphasize the commonality of interest of the participants and the parent companies' shareholders over the longer term.

     Under the Plan, participants are granted annually nil cost options over Reed International Ordinary Shares, which are exercisable only if Reed International achieves significant growth in its adjusted earnings per share
(EPS) (i.e. before exceptional items, amortization of goodwill and intangible assets and UK tax credit equalization) over a three-year period. The number of shares over which options are granted and the EPS targets are approved by the Reed Elsevier plc Remuneration Committee. The rate of increase in ordinary share entitlements rises more steeply once the mid-point compound annual growth rate
(CAGR) target is achieved in recognition of exceptional performance.

     Except for sales to meet tax arising, participants are encouraged under the Plan to retain their Ordinary Shares for at least three years from exercise of their options.

     For the 1996/98 Plan, the maximum number of options exercisable over Reed International Ordinary Shares was 77,300. The terms of these options provided that no options would be exercisable unless CAGR over the base EPS of 25.9p (restated for the sub-division of Reed International Ordinary Shares in May
1997) exceeded 7% pa. Based on an EPS of 26.4p for the year ended December 31, 1998, CAGR for the performance period 1996/98 was less than 7% pa and, accordingly, no entitlement arises under the 1996/98 Plan.

     Options have also been granted in respect of the three year performance periods 1997-99 and 1998-2000. The performance targets set by the Remuneration Committee for these two performance periods are based on a base EPS of 28.1p and 28.3p respectively. No options are exercisable unless CAGR exceeds the base EPS by 7% pa, and the maximum number of options become exercisable if CAGR of 20% pa is achieved.

     Entitlements if specific EPS/CAGR targets are achieved are:

                                       1997-99 Plan                   1998-2000 Plan
                            ---------------------------------  ------------------------
                                  Ordinary        Ordinary        Ordinary      Ordinary
                                 shares if       shares if       shares if     shares if
                                 13.5% CAGR       20% CAGR       13.5% CAGR     20% CAGR
                                  achieved        achieved        achieved      achieved
                                  (Target         (Target         (Target       (Target
                                 EPS 41.1p)      EPS 48.5p)      EPS 41.4p)    EPS 48.9p)
                            ---------------------------------  ------------------------
M H Armour .............            8,528          21,320         10,680        26,700
J B Mellon .............           13,152          32,880             --            --
N J Stapleton ..........           14,540          36,350         17,400        43,500


     Options under the 1997/99 Plan will only be exercisable if EPS for the year ending December 31, 1999 is no less than 34.4p. For options under the 1998/2000 Plan to become exercisable, EPS for the year ending December 31, 2000 must be no less than 34.7p. It is not yet possible to say whether for the 1997/99 or 1998/2000 period options will be exercisable. No estimate of the value of this incentive for those periods has therefore been included in the aggregate directors' remuneration for 1998.

     Any ordinary shares required to fulfil entitlements under the Plan are provided by the Employee Share Ownership Plan (ESOP) from market purchases. As beneficiaries under the ESOP, the above directors are deemed to be interested in the shares held by the ESOP which, at December 31, 1998, amounted to 121,374 Reed International Ordinary Shares.

     In March 1999, further grants in respect of M H Armour and N J Stapleton were recommended by the Reed Elsevier plc Remuneration Committee under the Plan for 1999/2001. Based on a mid-market price of a Reed International Ordinary Share as at February 28, 1999 (600.75p), maximum entitlements if 20% pa CAGR is achieved during the performance period are MHArmour 24,070 and N J Stapleton 39,950.

Share option schemes

     Reed International operates a number of share option schemes under which options over new issue Reed International Ordinary Shares have been granted to its executive directors, executive officers and eligible employees. The share option schemes are the Reed International U.K. Executive Share Option Scheme and the Reed International Overseas Executive Share Option Scheme, the "Reed International Executive Schemes". The Schemes were established in 1984 and options over new Reed International Ordinary Shares were granted thereunder until 1993. No further options may be granted under these Schemes. The terms and conditions of the Reed International Schemes are substantially similar to those of the corresponding share option schemes of Reed Elsevier plc, which are described below under "Reed Elsevier Share Option Schemes".

                                    ELSEVIER
Share options

     The following table sets forth details of Elsevier Ordinary Shares on which options were held by the members of the Supervisory Board and the Executive Board of Elsevier as at December 31, 1998.

                                           Granted     Exercised
                              January 1,  during the   during the   December 31,
                                 1998        year         year         1998
                                 ----        ----         ----         ----

H J Bruggink ..............    336,599     120,702         --         457,301
O Laman Trip ..............         --      49,590         --          49,590
H P Spruijt ...............    152,933      59,508     40,000         172,441


     The middle market price of an Elsevier Ordinary Share during the year was in the range of Dfl21.90 to Dfl39.30 and at December 31, 1998 was Dfl26.30.

     At December 31, 1998 the total number of outstanding options held by directors was 679,332 with an average option price of Dfl26.44 (compared with 686,444 options at an average option price of Dfl26.08 on January 1, 1998).

     The disclosure in respect of options over Elsevier shares held by the Dutch directors of Reed Elsevier plc reflects the requirements of the Amsterdam Stock Exchange.

     Subsequent to December 31, 1998, H J Bruggink exercised an option over 100,000 Elsevier Ordinary Shares.

Share option schemes

     Under the Elsevier share option schemes, options to subscribe for Elsevier shares have been granted each year to the members of the Executive Board and to a small number of other senior executives of Elsevier. Such options give the beneficiary the right, at any time during the five years following the date of the grant, to purchase Elsevier Ordinary Shares at the market price at the time of the grant. If such options are not exercised during the five years following the date of the grant they will lapse. No other unissued capital of Elsevier is under option or is agreed conditionally or unconditionally to be put under option. At March 9, 1999, such options were outstanding to purchase, between that date and March 30, 2003, a total of 3,718,534 Elsevier Ordinary Shares at prices ranging from Dfl17.00 to Dfl34.60 each.

     In addition, Elsevier has arrangements in place, which are open to Dutch employees of the businesses within Reed Elsevier after one year's service, under which interest bearing debentures of Elsevier may be purchased for cash for periods of five years, during which time they may be converted on a prescribed basis into Elsevier Ordinary Shares. At March 10, 1999 such convertible debentures were outstanding or available for subscription which, if converted in full, would result in the issue of a total of 1,201,380 Elsevier Ordinary Shares.

                                  REED ELSEVIER

Share ownership and options

     The interests of the directors of Reed Elsevier plc and their families in the issued shares capital of Reed International and Elsevier at the beginning and end of 1998 as shown below:

                               Reed International P.L.C.         Elsevier NV
                                   Ordinary Shares             Ordinary Shares
                                   ---------------             ---------------
                               January 1,   December 31,   January 1,    December 31,
                                 1998*         1998          1998*          1998
                                 -----         ----          -----          ----
M H Armour ..................       --            --           --            --
R S Bodman ..................    1,400         1,400          900           900
H J Bruggink ................      400           400       39,240        39,240
G R N Cusworth ..............   66,451        66,451           --            --
A A Greener .................   25,214        25,379           --            --
O Laman Trip ................       --            --           --            --
Sir Christopher Lewinton ....    4,300         4,300        1,700         1,700
J B Mellon ..................   63,872        63,872           --            --
S Perrick ...................       --            --           --            --
H P Spruijt .................       --            --          300           300
N J Stapleton ...............  174,599       188,649          200           200
M Tabaksblat ................       --            --           --            --
P J Vinken ..................   22,442        22,442       59,100            --
L van Vollenhoven ...........       --            --       17,500            --
D G C Webster ...............    5,000         5,000           --            --

-------------
*    On date of appointment if after January 1, 1998

     Since December 31, 1998 PJ Vinken's interest in Reed International Ordinary Shares reduced to nil. RWH Stomberg was appointed a director of Reed International and Reed Elsevier plc on January 1, 1999. As at his date of appointment he did not hold an interest in the Ordinary Shares of Reed International or Elsevier.

Shares and options held by executive officers

     The following table indicates the total aggregate number of Reed International Ordinary Shares and Elsevier Ordinary Shares beneficially owned and the total aggregate number of Reed International Ordinary Shares and Elsevier Ordinary Shares subject to options beneficially owned by each of the executive officers (other than directors) of Reed Elsevier plc (2 people) as a group, as of March 9, 1999:

                                             Reed       Reed International                      Elsevier
                                         International    Ordinary Shares      Elsevier      Ordinary Shares
                                           Ordinary         Subject to         Ordinary         Subject to
                                            Shares            Options           Shares           Options
                                       ----------------------------------------------------------------------
Executive officers (other than
directors) as a group .............         24,511           142,567            5,000            83,100

-------------
(1)   The Elsevier Ordinary Shares may be issued in registered or bearer form
(2) No individual executive officer of Reed Elsevier plc has notified Elsevier that it holds more than 5% of the issued share capital of Elsevier pursuant to the Dutch law requirement described under "Control of Registrants -- Elsevier".

     The options included in the above table exercisable into Reed International Ordinary Shares are exercisable at prices ranging from 321.75p to 585.25p and between the date hereof and 2008. The options included in the above table exercisable into Elsevier Ordinary Shares are exercisable at prices ranging from Dfl22.30 to Dfl38.50 and between the date hereof and 2003.

Share option schemes

     Following the Merger, Reed Elsevier plc introduced share option schemes under which options over new issue and over existing Reed International Ordinary Shares and/or Elsevier Ordinary Shares may be granted to employees of Reed Elsevier plc and participating companies under its control. The share option schemes are the Reed Elsevier plc SAYE Share Option Scheme (the "Reed Elsevier plc SAYE Scheme") and the Reed Elsevier plc Executive U.K. and Overseas Share Option Schemes (the "Reed Elsevier plc Executive Schemes" and, together with the Reed Elsevier plc SAYE Scheme, the "Reed Elsevier plc Schemes"). The Reed Elsevier plc Schemes have been approved by shareholders of Reed International and information concerning the terms and conditions of the Schemes is set out below.

     At March 9, 1999 the total number of Reed International Ordinary Shares subject to outstanding options under the Reed International Schemes and the Reed Elsevier plc Schemes amounted to 13,897,242 shares, and the options for such shares were exercisable at option prices ranging between 201p and 611p per share and were exercisable between 1999 and 2008. At March 9, 1999 options over 1,132,360 Elsevier Ordinary Shares were outstanding at an option price of Dfl34.60, under the Reed Elsevier plc schemes and were exercisable between 2001 and 2008.

Reed Elsevier plc SAYE Share Option Scheme

     The Reed Elsevier plc SAYE Scheme provides for the grant of options over Reed International Ordinary Shares and/or Elsevier Ordinary Shares to employees of Reed Elsevier plc and participating companies under its control. The price at which shares may be acquired under the Reed Elsevier plc SAYE Scheme may not be less that the higher of (i) 80% of the middle market quotation for the relevant share on The London Stock Exchange three days before invitations to apply for options are issued, and (ii) if new shares are to be subscribed, their nominal value.

     On joining the Reed Elsevier plc SAYE Scheme, a save as you earn contract (a "Savings Contract") must be entered into with an appropriate savings body, providing for contributions to be made to such savings body between L5 and the permitted maximum (currently L250) per month for a period of three or five years. A bonus is payable under the Savings Contract at the end of the savings period. The amount of the monthly contributions may be reduced if applications exceed the number of Reed International Ordinary Shares and/or Elsevier Ordinary Shares available for the grant of options on that occasion.

     The number of Reed International Ordinary Shares and/or Elsevier Ordinary Shares over which an option may be granted is limited to that number of shares which may be acquired at the exercise price out of the repayment proceeds (including any bonus) of the Savings Contract.

     All U.K. employees of Reed Elsevier plc and participating companies under its control in employment on a predetermined date prior to the date of invitation are entitled to participate in the Reed Elsevier plc SAYE Scheme. In addition, the directors of Reed Elsevier plc may permit other employees of Reed Elsevier plc and participating companies under its control to participate.

     Invitations to apply for options may normally only be issued within 42 days after the announcement of the combined results of Reed Elsevier for any period. No options may be granted more than 10 years after the approval of the scheme.

     Options under the Reed Elsevier plc SAYE Scheme may normally only be exercised for a period of six months after the bonus date under the relevant Savings Contract. However, options may be exercised earlier than the normal exercise date in certain specified circumstances, including death, reaching age 60, or on ceasing employment on account of injury, disability, redundancy, reaching contractual retirement age, or the sale of the business or subsidiary for which the participant works, or provided the option has been held for at least three years, on ceasing employment for any other reason. Exercise is allowed in the event of an amalgamation, reconstruction or take-over of the company whose shares are under option; alternatively, such options may, with the agreement of an acquiring company or a company associated with it, be exchanged for options over shares in the acquiring company or that associated company. Options may also be exercised in the event of the voluntary winding-up of the company whose shares are under option. In the event that options are exercised before the bonus date, the participant may acquire only the number of shares that can be purchased with the accumulated savings up to the date of exercise, plus interest (if any).

     Options under the Reed Elsevier plc SAYE Scheme are not transferable and may be exercised only by the persons to whom they are granted or their personal representatives.

     In the event of any capitalization or rights issue by Reed International or Elsevier, or of any consolidation, subdivision or reduction of their share capital, the number of shares subject to any relevant option and/or the exercise price may be adjusted with the approval of the U.K. Inland Revenue, subject to the independent auditors of Reed Elsevier plc confirming in writing that such adjustment is, in their opinion, fair and reasonable.

     No more than 168 million new Reed International Ordinary Shares, being approximately 15% of Reed International's current issued share capital, may be issued under the Reed Elsevier plc SAYE Scheme. No option may be granted under the scheme if it would cause the number of Reed International Ordinary Shares issued or issuable in any 10 year period under the scheme and any other share option scheme adopted by Reed International or Reed Elsevier plc to exceed in aggregate 10% of the issued share capital of Reed International from time to time. The number of Elsevier Ordinary Shares which may be issued or issuable under the Reed Elsevier plc SAYE scheme will be determined by the Combined Meeting of Elsevier, but shall not exceed the percentage limits set out above in relation to Reed International Ordinary Shares. Options may also be granted under the Reed Elsevier plc SAYE Scheme over existing Reed International Ordinary Shares or Elsevier Ordinary Shares.

Reed Elsevier plc Executive U.K. and Overseas Share Option Schemes

     The Reed Elsevier plc Executive Schemes comprise (i) the Reed Elsevier plc Executive U.K. Share Option Scheme (the "Reed Elsevier plc U.K. Executive Scheme"), and (ii) the Reed Elsevier plc Executive Overseas Share Option Scheme (the "Reed Elsevier plc Overseas Executive Scheme").

     Reed Elsevier plc U.K. Executive Scheme: The Reed Elsevier plc U.K. Executive Scheme provides for the grant of options over Reed International Ordinary Shares and/or Elsevier Ordinary Shares to the U.K. Employees of Reed Elsevier plc and participating companies under its control. All directors and employees of Reed Elsevier plc and participating companies under its control who are contracted to work for at least 25 hours per week are eligible to be nominated for participation. The grant of options is administered by a committee of directors of Reed Elsevier plc, a majority of the members of which are non-executive directors. No payment is required for the grant of an option under the Reed Elsevier plc U.K. Executive Scheme.

     Options granted under the Reed Elsevier plc U.K. Executive Scheme may be exercised within a period of 10 years and entitle the holder to acquire shares at a price determined by the committee of directors of Reed Elsevier plc, which may not be less than the higher of (i) the middle market quotation for the relevant shares on The London Stock Exchange at the date of grant, and (ii) if new shares are to be subscribed, their nominal value.

     Employees may be granted options under the Reed Elsevier plc U.K. Executive Scheme to replace those which have been exercised. In granting such replacement options, the committee of directors of Reed Elsevier plc must satisfy itself that the grant of such options is justified by the performance of Reed Elsevier in the previous two to three years.

     Options may normally only be granted under the Reed Elsevier plc U.K. Executive Scheme within 42 days after the announcement of the combined results of Reed Elsevier for any period. No option may be granted under the Reed Elsevier plc U.K. Executive Scheme more than 10 years after the approval of the scheme.

     Options granted under the Reed Elsevier plc U.K. Executive Scheme will normally be exercisable only after the expiration of three years from the date of their grant and by a person who remains a director or employee of Reed
Elsevier plc and participating companies under its control. Early exercise of such options is permitted in substantially similar circumstances to those set out in relation to the Reed Elsevier plc SAYE Scheme. The committee of directors of Reed Elsevier plc has discretion to permit the exercise of options by a participant in certain circumstances where it would not otherwise be permitted.

     Options granted under the Reed Elsevier plc U.K. Executive Scheme are not transferable and may be exercised only by the persons to whom they are granted or their personal representatives.

     In the event of any capitalization or rights issue by Reed International or Elsevier, or of any consolidation, subdivision or reduction of their share capital, the number of shares subject to any relevant option and/or the exercise price may be adjusted with the approval of the U.K. Inland Revenue, subject to the independent auditors of Reed Elsevier plc confirming in writing that such adjustment is, in their opinion, fair and reasonable.

     The limits described above on the number of Reed International Ordinary Shares and Elsevier Ordinary Shares which may be issued under the Reed Elsevier plc SAYE Scheme also apply to the Reed Elsevier plc U.K. and Overseas Executive Scheme. The following additional limits apply to the Reed Elsevier U.K. Executive Scheme:

     (i) no option may be granted under the scheme if it would cause the number of Reed International Ordinary Shares issued or issuable in any 10 year period under the scheme or any other executive share option scheme adopted by Reed International or Reed Elsevier plc to exceed in aggregate 5% of the issued share capital of Reed International from time to time; and

     (ii) in the four year period commencing on the date of adoption of the scheme, not more than 2.5% of the issued share capital of Reed International from time to time may be issued or issuable under the scheme.

     Equivalent limits to those above apply to the number of Elsevier Ordinary Shares which may be issued or issuable under the scheme.

     Options may also be granted under the Reed Elsevier plc U.K. Executive Scheme over existing Reed International Ordinary Shares or Elsevier Ordinary Shares.

     Reed Elsevier plc Overseas Executive Scheme: The Reed Elsevier plc Overseas Executive Scheme provides for options to be granted to non-U.K. employees of Reed Elsevier plc and participating companies under its control. The terms and conditions of the Reed Elsevier plc Overseas Executive Scheme are substantially similar to those of the Reed Elsevier plc U.K. Executive Scheme.

            ITEM 13: INTERESTS OF MANAGEMENT IN CERTAIN TRANSACTIONS

REED INTERNATIONAL            Not applicable.
ELSEVIER                      Not applicable.


                                     PART II

               ITEM 14: DESCRIPTION OF SECURITIES TO BE REGISTERED

REED INTERNATIONAL            Not applicable.
ELSEVIER                      Not applicable.


                                    PART III

                    ITEM 15: DEFAULTS UPON SENIOR SECURITIES

REED INTERNATIONAL            Not applicable.
ELSEVIER                      Not applicable.


ITEM 16: CHANGES IN SECURITIES AND CHANGES IN SECURITY FOR REGISTERED SECURITIES

REED INTERNATIONAL            Not applicable.
ELSEVIER                      Not applicable.


                                     PART IV

                          ITEM 17: FINANCIAL STATEMENTS

The Registrants have responded to Item 18 in lieu of responding to this Item.


                          ITEM 18: FINANCIAL STATEMENTS

Reference is made to Item 19 for a list of all financial statements and schedules filed as part of this Annual Report.

                   ITEM 19: FINANCIAL STATEMENTS AND EXHIBITS

(a)  Financial Statements filed as part of this Annual Report

     The following financial statements and related schedules, together with reports of independent accountants thereon, are filed as part of this Annual
Report:

                                                                                            Page
                                                                                         ----------
Index to Financial Statements ...........................................................    F-1
Reed Elsevier Combined Financial Statements .............................................    F-2
 Report of  Independent  Accountants ....................................................    F-3
 Combined  Statements of Income for the three years ended December 31, 1998 .............    F-4
 Combined Statements of Total Recognized Gains and Losses for the three years ...........    F-4
 ended December 31, 1998
 Combined Balance Sheets at December 31, 1998 and December 31, 1997 .....................    F-5
 Combined Statements of Cash Flows for the three years ended December 31, 1998 ..........    F-6
 Statements of Changes in Combined Shareholders' Equity for the three  years ............    F-8
 ended  December  31, 1998
 Notes to the Combined Financial Statements .............................................    F-9
 Schedule II ............................................................................   F-39
Reed International P.L.C. Consolidated Financial Statements .............................   F-40
 Report of Independent Accountants ......................................................   F-41
 Consolidated Statements of Income for the three  years ended  December  31, 1998 .......   F-42
 Consolidated Statements of Total Recognized Gains and Losses for the three .............   F-43
 years ended December 31, 1998
 Consolidated  Balance  Sheets at December  31, 1998 and  December 31, 1997 .............   F-44
 Consolidated Statements of Cash Flows for the three years ended December 31, 1998 ......   F-45
 Statements of Changes in Consolidated Shareholders' Equity for the three ...............   F-46
 years ended  December  31, 1998
 Notes to the Consolidated Financial Statements .........................................   F-47
Elsevier NV Financial Statements ........................................................   F-56
 Report of Independent Accountants ......................................................   F-57
 Statements of Income for the three years ended December 31, 1998 .......................   F-58
 Statements of Total  Recognized  Gains and Losses for the three years ended ............   F-58
 December 31, 1998
 Balance  Sheets at December 31, 1998 and December 31, 1997 .............................   F-59
 Statements  of Cash Flows for the three  years ended  December  31,  1998 ..............   F-60
 Statements  of Changes in Shareholders' Equity for the three years ended ...............   F-61
 December  31, 1998
 Notes to the Financial Statements ......................................................   F-62
 Proforma Statements of Income in euros for the three years ended December ..............   F-68
 31, 1998
 Proforma Statements of Total Recognized Gains and Losses in euros for the ..............   F-68
 three years ended December 31, 1998
 Proforma  Balance  Sheets in euros at December  31, 1998 and  December 31, 1997 ........   F-69
 Proforma Statements of Cash Flows in euros for the three years ended ...................   F-70
 December 31, 1998

(b) Exhibits filed as part of this Annual Report

The total amount of long-term debt securities of Reed Elsevier authorized under any single instrument does not exceed 10% of the combined total assets of Reed Elsevier. The Registrants hereby agree to furnish to the Commission, upon its request, a copy of any instrument defining the rights of holders of long-term debt of Reed Elsevier or any of the combined businesses for which consolidated or unconsolidated financial statements are required to be filed.

                                  REED ELSEVIER
                          COMBINED FINANCIAL STATEMENTS

                        REPORT OF INDEPENDENT ACCOUNTANTS

     To the Board of Directors and Shareholders of Reed International P.L.C. and to the Members of the Supervisory and Executive Boards and the Shareholders of Elsevier NV.

     We  have  audited  the   accompanying   combined  balance  sheets  of  Reed
International P.L.C., Elsevier NV, Reed Elsevier plc and Elsevier Reed Finance BV and their respective subsidiaries (together "the combined businesses") as of December 31, 1998 and 1997, and the related combined statements of income, total recognized gains and losses, changes in combined shareholders' equity and cash flows for the three years ended December 31, 1998, 1997 and 1996. Our audits also included the financial statement schedules of December 31, 1998, 1997 and 1996 listed in the Index at Item 19. These combined financial statements and the related financial statement schedules are the responsibility of the management of Reed International P.L.C. and Elsevier NV. Our responsibility is to express an opinion on these combined financial statements and the related financial statement schedules based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United Kingdom, the Netherlands and the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the aforementioned combined financial statements present fairly, in all material respects, the financial position of the combined businesses at December 31, 1998 and 1997 and the results of their operations and their cash flows for the three years ended December 31, 1998, 1997 and 1996 in conformity with accounting principles generally accepted in the United Kingdom and the Netherlands (which differ in certain material respects from generally accepted accounting principles in the United States -- see note 28). Also, in our opinion, the financial statement schedules, when considered in relation to the related combined financial statements taken as a whole, present fairly in all material respects the information set forth therein.


DELOITTE & TOUCHE                                              DELOITTE & TOUCHE
Chartered Accountants & Registered Auditors                  Registeraccountants
London, England                                       Amsterdam, The Netherlands
March 10, 1999                                                    March 10, 1999

                                  REED ELSEVIER
                          COMBINED STATEMENTS OF INCOME

                                                                               Year ended  December  31,
                                                                             ----------------------------
                                                                                 1996      1997     1998
                                                                    Notes     (restated)(restated)
                                                                             ----------------------------
                                                                                    (in L  millions)
Net sales
Including share of net sales in joint ventures                                   3,470    3,519    3,271
Less: share of net sales in joint ventures                                         (89)    (102)     (80)
                                                                             ----------------------------
Net sales                                                             3          3,381    3,417    3,191
                                                                             ----------------------------
Cost of sales                                                                   (1,299)  (1,282)  (1,092)
                                                                             ----------------------------
Gross profit                                                                     2,082    2,135    2,099
Selling, general and administrative expenses before exceptional items           (1,248)  (1,277)  (1,304)
                                                                             ----------------------------
Operating income before exceptional items and amortization            3            834      858      795
                                                                             ----------------------------
Exceptional items charged to operating income                         5             --     (502)     (79)
Amortization of goodwill and intangible assets                                    (245)    (278)    (323)
                                                                             ----------------------------
Operating income before joint ventures                                             589       78      393
Share of operating income in joint ventures including share of                      17       16        9
amortization
                                                                             ----------------------------
Operating income (including joint ventures)                                        606       94      402
Non-operating exceptional items                                       5             24       54      682
                                                                             ----------------------------
Income before interest and taxes                                                   630      148    1,084
                                                                             ----------------------------
Interest income                                                                     58       38       64
Interest expense                                                      8           (109)    (100)    (104)
                                                                             ----------------------------
Net interest expense                                                               (51)     (62)     (40)
                                                                             ----------------------------
Income before taxes and minority interests                                         579       86    1,044
Taxes on income                                                       9           (212)     (99)    (271)
                                                                             ----------------------------
Income before minority interests                                                   367      (13)     773
Minority interests and preference dividends                                         (1)      (1)      (1)
                                                                             ----------------------------
Net income                                                                         366      (14)     772
                                                                             ============================

     The effect of discontinued operations is shown in note 3 and the effect of acquisitions is shown in note 4. The restatement of prior year figures is explained in note 1.

            COMBINED STATEMENTS OF TOTAL RECOGNIZED GAINS AND LOSSES

                                                                              Year ended  December  31,
                                                                             ----------------------------
                                                                                 1996      1997    1998
                                                                              (restated)(restated)
                                                                             ----------------------------
                                                                                  (in L  millions)
Net income for the financial  year                                                366      (14)     772
Exchange translation differences                                                 (129)     (13)      (3)
                                                                             ----------------------------
Total recognized gains and losses for the financial  year                         237      (27)     769
                                                                             ============================

     The historical cost profits and losses are not materially different from the results disclosed above.

               The accompanying notes on pages F-9 to F-38 are an
             integral part of these combined financial statements.

                                  REED ELSEVIER
                             COMBINED BALANCE SHEETS

                                                         At  December  31,
                                                        -------------------
                                                   Notes     1997     1998
                                                          (restated)
                                                        -------------------
                                                         (in L  millions)
ASSETS
Current assets:
 Cash                                                         110       26
 Investments                                                  734      682
 Trade receivables                                    11      520      504
 Inventories                                          12      121      101
 Prepaid expenses and other current assets            13      277      227
                                                        -------------------
Total current assets                                        1,762    1,540
Non current receivables                               14      165      136
Investments held as fixed assets                      15      264       87
Property, plant and equipment                         16      348      399
Goodwill and intangible assets                        17    2,672    3,598
                                                        -------------------
Total assets                                                5,211    5,760
                                                        ===================
LIABILITIES AND COMBINED SHAREHOLDERS' EQUITY
Current liabilities:
 Short term borrowings and current portion of
  long term borrowings                                18      785    1,150
 Accounts payable and accrued liabilities             21    1,131    1,256
 Income taxes payable                                         228      141
 Dividends                                                    251      244
                                                        -------------------
Total current liabilities                                   2,395    2,791
Long term borrowings, less current portion            18      689      520
Income taxes payable after more than one  year                 78      224
Other long term liabilities                                    71       53
Provisions for liabilities and charges                22      280       36
Minority interests                                              6        6
                                                        -------------------
Total liabilities                                           3,519    3,630
                                                        -------------------
Combined shareholders' equity:
 Combined share capitals                              23      167      168
 Combined premiums in excess of par                           328      353
 Combined retained earnings                                 1,197    1,609
                                                        -------------------
Total combined shareholders' equity                         1,692    2,130
                                                        -------------------
Total liabilities and combined shareholders' equity         5,211    5,760
                                                        ===================

     Commitments and contingent liabilities: See notes 24, 25 and 26.

               The accompanying notes on pages F-9 to F-38 are an
             integral part of these combined financial statements.

                                  REED ELSEVIER
                        COMBINED STATEMENTS OF CASH FLOWS

                                                                              Year ended  December  31,
                                                                              ----------------------------
                                                                                  1996      1997    1998
                                                                        Notes  (restated)(restated)
                                                                              ----------------------------
                                                                                    (in L  millions)
Operating income before joint ventures                                             589       78      393
Exceptional charges to operating income                                             --      502       79
                                                                             ----------------------------
Operating income before exceptional items                                          589      580      472
                                                                             ----------------------------
 Net SSAP 24 pension credit                                                26       (7)      (1)      (4)
 Net profit on sale of fixed assets                                                 (2)      --       --
 Amortization of goodwill and intangible assets
  (excluding joint ventures)                                                       245      278      323
 Depreciation charges                                                               89       96       97
                                                                             ----------------------------
Total non-cash items                                                               325      373      416
                                                                             ----------------------------
 Decrease in inventories                                                             8        5       --
 Decrease/(increase) in trade receivables
  and other assets                                                                  22      (25)      17
 (Decrease)/increase in accounts payable,                                          (16)      23       32
  accrued expenses andprovisions
                                                                             ----------------------------
Movement in working capital                                                         14        3       49
                                                                             ----------------------------
Net cash inflow from operating activities before exceptional items                 928      956      937
Payments relating to exceptional items charged to operating income:
 Reed Travel Group recompense program and restructuring                             --       (7)    (183)
 Year 2000 program and acquisition integration                                      --      (19)     (75)
                                                                             ----------------------------
Net cash inflow from operating activities                                          928      930      679
                                                                             ----------------------------
Dividends received from joint ventures                                              11       17       11
 Interest received                                                                  48       46       61
 Interest paid                                                                    (109)    (105)    (106)
                                                                             ----------------------------
Returns on investments and servicing of finance                                    (61)     (59)     (45)
                                                                             ----------------------------
Taxation                                                                          (157)    (180)    (144)
 Purchase of tangible fixed assets                                                (115)    (121)    (151)
 Proceeds from sale of fixed assets                                                 17       10       11
 Exceptional net proceeds/(payments) from disposals of fixed assets                 62      (21)      --
                                                                             ----------------------------
Capital expenditure                                                                (36)    (132)    (140)
                                                                             ----------------------------
 Acquisitions                                                              27     (316)    (726)  (1,232)
 Payments against acquisition provisions                                           (24)      (5)     (11)
 Exceptional net proceeds from sales/closures of businesses                27      394      104      913
 Merger expenses                                                                    --       (3)      (8)
                                                                             ----------------------------
Acquisitions and disposals                                                          54     (630)    (338)
                                                                             ----------------------------
Equity dividends paid to the shareholders of the parent companies                 (299)    (336)    (362)
                                                                             ----------------------------
Cash inflow/(outflow) before changes in current asset investments and              440     (390)    (339)
financing
                                                                             ----------------------------
(Increase)/decrease in current asset investments                           27     (428)     299       63
Financing                                                                  27      (10)     120      192
                                                                             ----------------------------
Increase/(decrease) in cash                                                27        2       29      (84)
                                                                             ============================

               The accompanying notes on pages F-9 to F-38 are an
             integral part of these combined financial statements.

                                  REED ELSEVIER
                 COMBINED STATEMENTS OF CASH FLOW -- (continued)

     In accordance with FRS9: Associates and Joint Ventures, which is first applicable for the 1998 financial year, dividends received from joint ventures which were previously included within net cash inflow from operating activities, have been shown separately in the combined cash flow statement. Comparative amounts have been restated accordingly.

     Investments held as current assets include deposits of under one year if the maturity or notice period exceeds 24 hours, commercial paper investments and interest bearing securities that can be realised without significant loss at short notice.

     FRS 1 (Revised 1996): Cash Flow Statements, as amended by FRS 9, differs in certain respects from U.S. accounting standard, SFAS 95: Statement of Cash Flows. The principal differences are explained in Note 28.

     Transactions undertaken to hedge another transaction are reported under the same classification as the transaction that is subject to the hedge.

   The accompanying notes on pages F-9 to F-38 are an integral part of these combined financial statements.

                                  REED ELSEVIER
             STATEMENTS OF CHANGES IN COMBINED SHAREHOLDERS' EQUITY

                                                                        Combined     Combined       Combined    Combined
                                                                          share      premiums in  revaluation   retained    Combined
                                                                         capitals   excess of par   reserves    earnings      total
                                                                         --------   -------------   --------    --------      -----
                                                                                                (in L millions)
Balance at December 31, 1995 as originally reported ...............         172          310            2        1,591        2,075

  Prior year adjustment (adoption of FRS 10; see note 1) ..........          --           --           --           64           64
                                                                         ------       ------       ------       ------       ------

Balance at December 31, 1995 as restated ..........................         172          310            2        1,655        2,139
                                                                         ------       ------       ------       ------       ------
  Net income as originally reported ...............................          --           --           (2)         606          604
  Prior year adjustment (adoption of FRS 10; see note 1) ..........          --           --           --         (238)        (238)
                                                                         ------       ------       ------       ------       ------
  Net income, as restated .........................................          --           --           (2)         368          366
                                                                         ------       ------       ------       ------       ------
  Ordinary dividends ..............................................          --           --           --         (348)        (348)
  Exchange translation differences ................................          --           --           --         (103)        (103)
  Issue of Ordinary Shares on exercise of options .................           1           34           --           --           35
  Adjustment on translation of Elsevier NV ........................          (4)         (22)          --           --          (26)
                                                                         ------       ------       ------       ------       ------

Balance at December 31, 1996 as restated ..........................         169          322           --        1,572        2,063
                                                                         ------       ------       ------       ------       ------
  Net income as originally reported ...............................          --           --           --          207          207
  Prior year adjustment (adoption of FRS 10; see note 1) ..........          --           --           --         (221)        (221)
                                                                         ------       ------       ------       ------       ------
  Net income, as restated .........................................          --           --           --          (14)         (14)
                                                                         ------       ------       ------       ------       ------
  Ordinary dividends ..............................................          --           --           --         (365)        (365)
  Exhange transaction differences .................................          --           --           --            4            4
  Issue of Ordinary Shares on exercise of options .................           1           20           --           --           21
  Adjustment on translation of Elsevier NV ........................          (3)         (14)          --           --          (17)
                                                                         ------       ------       ------       ------       ------

Balance at December 31, 1997 as restated ..........................         167          328           --        1,197        1,692
                                                                         ------       ------       ------       ------       ------
  Net income ......................................................          --           --           --          772          772
  Ordinary dividends ..............................................          --           --           --         (349)        (349)
  Exhange transaction differences .................................          --           --           --          (11)         (11)
  Issue of Ordinary Shares on exercise of options .................          --           18           --           --           18
  Adjustment on translation of Elsevier NV ........................           1            7           --           --            8
                                                                         ------       ------       ------       ------       ------

Balance at December 31, 1998 ......................................         168          353           --        1,609        2,130
                                                                         ======       ======       ======       ======       ======


     Combined share capitals includes non-equity shares of L4 million (1997 L4 million; 1996 L4 million). The accumulated exchange translation differences included in combined retained earnings are L(182) million (1997 L(171) million; 1996 L(175) million).

     Combined retained earnings include the share of the retained earnings of joint ventures amounting to L36 million (1997 L60 million; 1996 L15 million).

   The accompanying notes on pages F-9 to F-38 are an integral part of these combined financial statements.

                                  REED ELSEVIER
                   NOTES TO THE COMBINED FINANCIAL STATEMENTS

1. Basis of preparation of financial statements

     The equalization agreement between Reed International and Elsevier has the effect that their shareholders can be regarded as having the interests of a single economic group. The principal financial statements are, therefore, the combined Reed Elsevier accounts ("the combined financial statements").

     The combined financial statements encompass the businesses of Reed Elsevier plc and Elsevier Reed Finance BV and their respective subsidiaries, associates and joint ventures, together with the parent companies, Reed International and Elsevier ("the Combined Businesses" or "Reed Elsevier").

     The combined financial statements adopt accounting policies that are in conformity with accounting principles generally accepted in both the United Kingdom and the Netherlands ("U.K. and Dutch GAAP") and are presented under the historical cost convention as modified by the revaluation of land and buildings. These principles differ in certain significant respects from accounting principles generally accepted in the United States ("U.S. GAAP"); see note 28. Amounts are expressed in pounds sterling ("L"). In preparing these financial statements, certain reclassifications and changes in presentation have been made to the combined financial statements presented in the Reed Elsevier Annual Review in order to conform more closely with accounting presentation and disclosure requirements applicable in the United States.

     The combined financial statements include those of all the combined businesses made up to the end of the financial year. The results of businesses acquired are included from the date of effective acquisition and businesses sold are included up to the date of disposal.

Prior year restatement on introduction of new accounting standards

     The new U.K. financial reporting standards, FRS 9: Associates and Joint Ventures and FRS 10: Goodwill and Intangible Assets, which are first applicable in 1998, have been adopted in the preparation of the combined financial statements. In adopting FRS 10, the accounting policy has been changed as described below. In all other respects the combined financial statements have been prepared on the basis of the accounting policies set out in the Reed Elsevier Annual Review 1997.

     Under FRS 10, Reed Elsevier capitalizes acquired goodwill and intangible assets and amortizes them over a maximum period of 20 years, with retrospective application. In prior years, acquired goodwill was written off direct to reserves on acquisition whereas intangible assets were capitalized and not amortized, subject to impairment review.

     Prior year figures have been restated accordingly; combined net assets as at January 1, 1998, 1997 and 1996 have been restated by L198 million (capitalization of prior year goodwill less cumulative amortization of goodwill and intangibles) L(8) million and L64 million respectively. Operating income for the years ended December 31, 1997 and 1996 have been reduced for the non cash amortization charge by L289 million and L250 million respectively. Attributable profit has been reduced for the years ended December 31, 1997 and 1996 by L221 million and L238 million respectively, taking into account the resultant tax timing differences and the restatement of exceptional items.

     Under FRS9, interests previously treated as associates are now termed as those in joint ventures and are accounted for under the gross equity method. Net income and net assets are unaffected. The standard also introduces presentational changes which have been made to the statements of income and cash flows and to balance sheets. Prior year figures have been restated accordingly.

Use of estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent liabilities and assets at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Accounting policies

     The significant accounting policies adopted are as follows:

Investments held as fixed assets

     Investments which are held for the long term and where the Combined Businesses exercise significant influence or joint control with other parties, represent under FRS9 interests in associates or joint ventures and are accounted for under the equity and gross equity methods respectively. All interests previously recorded as associated undertakings fall to be treated as joint ventures under FRS9. Prior year figures have been reclassified accordingly. Reported net assets and net income are unaffected. Other fixed asset investments are stated at cost, less provision, if appropriate, for any diminution in value other than temporary.

Foreign exchange translation

     Balance sheet items are translated at year end exchange rates. Statement of income items are translated at average exchange rates. The results of hedging transactions for statement of income amounts in foreign currency are accounted for in the statement of income for the relevant year. Exchange translation differences on foreign equity investments and the related foreign currency net borrowings and differences between balance sheet and average rates are taken to retained earnings.

Goodwill and intangible fixed assets

     On the acquisition of a subsidiary, associate, joint venture or business, the purchase consideration is allocated between the underlying net tangible and intangible assets on a fair value basis with any excess purchase consideration representing goodwill. In accordance with the new financial reporting standard FRS 10: Goodwill and Intangible Assets, acquired intangible assets and goodwill are now capitalized and amortized systematically over their estimated useful life, up to a maximum period of 20 years. In prior years goodwill was written off directly to reserves on acquisition whereas intangible assets were capitalized and not amortized, subject to impairment review. This new policy has been applied retrospectively and prior year figures have been restated accordingly.

     Intangible  assets  comprise  publishing  rights  and  titles,   databases,
exhibition rights and other intangible assets which are stated at fair value on acquisition and are not subsequently revalued.

Property, plant and equipment and depreciation

     Property, plant and equipment are stated in the balance sheet at cost or valuation less accumulated depreciation. No depreciation is provided on land. Freehold buildings and long leases are depreciated over their estimated future useful lives, as is plant and equipment which is depreciated on a straight line basis at rates from 5%-33%. Short leases are written off over the duration of the lease.

Capital leases

     Assets held under leases which confer rights and obligations similar to those attaching to owned assets are capitalized as property, plant and equipment and the corresponding liability to pay rentals is shown net of interest in the accounts as obligations under capital leases. The capitalized values of the assets are written off on a straight line basis over the shorter of the periods of the leases or the useful lives of the assets concerned. The interest element of the lease payments is allocated so as to produce a constant periodic rate of charge.

Operating leases

     Operating lease rentals are charged to the income statement on a straight line basis over the periods of the leases.

Inventories

     Inventories and work in progress are stated at the lower of cost including appropriate attributable overheads, on a first in first out basis, and estimated net realizable value.

Current asset investments

     Investments held as current assets are stated at the lower of cost and estimated net realizable value.

Net sales

     Net sales represent the invoiced value of sales on transactions completed by delivery excluding customer sales taxes and sales between the combined businesses.

Development spend

     Development spend incurred on the launch of new products or services is expensed to the statement of income as incurred. The cost of developing software for use internally may be capitalized and written off over its estimated future life.

Taxation

     Deferred taxation is provided in full for timing differences using the liability method. There is no material difference between this full provision policy and the partial provision method required under U.K. GAAP. No provision is made for tax which would become payable on the distribution of retained earnings by foreign subsidiaries, joint ventures or associates as there is no present intention to distribute such retained earnings giving rise to a charge. The potential deferred tax has not been quantified.

Pensions

     The expected costs of pensions in respect of defined benefit pension schemes are charged to the statement of income so as to spread the cost over the service lives of employees in the schemes. Actuarial surpluses and deficits are allocated over the average expected remaining service lives of employees. Pension costs are assessed in accordance with the advice of qualified actuaries. For defined contribution schemes, the income statement charge represents contributions made.

3.    Segment information

     Details of business segments are provided in Item 1 "Description of Business".

     Discontinued operations, under U.K. and Dutch GAAP, comprise IPC Magazines and the consumer book publishing operations, the divestment of which was completed during the year.

                                                                               1996       1997      1998
                                                                            (restated) (restated)
                                                                         --------------------------------
                                                                                 (in L millions)
By category of activity
Net sales
 Scientific                                                                      553        571       622
 Professional                                                                  1,037      1,076     1,154
 Business                                                                      1,307      1,340     1,387
                                                                         --------------------------------
 Continuing operations                                                         2,897      2,987     3,163
 Discontinued operations                                                         484        430        28
                                                                         --------------------------------
                                                                               3,381      3,417     3,191
                                                                         ================================
Adjusted operating income
 Scientific                                                                      231        230       223
 Professional                                                                    268        296       330
 Business                                                                        288        286       260
                                                                         --------------------------------
 Continuing operations                                                           787        812       813
 Discontinued operations                                                          69         73        --
                                                                         --------------------------------
                                                                                 856        885       813
                                                                         ================================

Adjusted operating income is before exceptional items and amortization of goodwill and intangibles and includes amounts in respect of joint ventures (L18 million, L27 million and L22 million for the years ended December 31, 1998, 1997 and 1996 respectively).

Depreciation
 Scientific                                                                        9         11        18
 Professional                                                                     44         47        50
 Business                                                                         26         27        29
                                                                         --------------------------------
 Continuing operations                                                            79         85        97
 Discontinued operations                                                          10         11        --
                                                                         --------------------------------
                                                                                  89         96        97
                                                                         ================================
Amortization of goodwill and intangible assets (including joint ventures)
 Scientific                                                                       34         51        89
 Professional                                                                     87         97       119
 Business                                                                        114        126       123
                                                                         --------------------------------
 Continuing operations                                                           235        274       331
 Discontinued operations                                                          15         15         1
                                                                         --------------------------------
                                                                                 250        289       332
                                                                         ================================
Amortization of goodwill and intangible assets in respect of joint
ventures included above                                                            5         11         9
                                                                         ================================

                                                                             1996       1997      1998
                                                                          (restated) (restated)
                                                                          ---------------------------------
                                                                                  (in L millions)
Total assets
 Scientific                                                                              794        803
 Professional                                                                          1,910      2,901
 Business                                                                              1,237      1,275
 Corporate                                                                               963        777
                                                                                 ----------------------
 Continuing operations                                                                 4,904      5,756
 Discontinued operations                                                                 307          4
                                                                                 ----------------------
                                                                                       5,211      5,760
                                                                                  ======================

     The corporate segment comprises assets maintained for general purposes, principally cash balances and current asset investments.

Capital expenditure
 Scientific                                                                               19         24
 Professional                                                                             51         76
 Business                                                                                 41         61
                                                                                 ----------------------
 Continuing operations                                                                   111        161
 Discontinued operations                                                                  12         --
                                                                                 ----------------------
                                                                                         123        161
                                                                                 ======================
Capital employed
 Scientific                                                                              378        338
 Professional                                                                          1,637      2,539
 Business                                                                                563        773
                                                                                 ----------------------
 Continuing operations                                                                 2,578      3,650
 Discontinued operations                                                                 187        (16)
                                                                                 ----------------------
                                                                                       2,765      3,634
                                                                                 ======================

Reconciliation of capital employed to combined shareholders' equity
Capital employed                                                                       2,765      3,634
 Taxation                                                                               (187)      (297)
 Dividends and net interest                                                             (250)      (239)
 Net borrowings                                                                         (630)      (962)
 Minority interests                                                                       (6)        (6)
                                                                                 ----------------------
Combined shareholders' equity                                                          1,692      2,130
                                                                                 ======================
By geographic origin
Net sales
 North America                                                               1,438     1,512      1,663
 U.K.                                                                          654       694        692
 The Netherlands                                                               369       369        383
 Rest of Europe                                                                279       263        293
 Asia/Pacific                                                                  157       149        132
                                                                         ------------------------------
 Continuing operations                                                       2,897     2,987      3,163
 Discontinued operations                                                       484       430         28
                                                                         ------------------------------
                                                                             3,381     3,417      3,191
                                                                         ==============================


                                                                                                    1996       1997      1998
                                                                                                 (restated) (restated)
                                                                                            ---------------------------------
                                                                                                        (in L millions)
Adjusted operating income
 North America                                                                                       358       394        390
 U.K.                                                                                                199       207        204
 The Netherlands                                                                                     128       123        128
 Rest of Europe                                                                                       74        69         76
 Asia/Pacific                                                                                         28        19         15
                                                                                            ---------------------------------
 Continuing operations                                                                               787       812        813
 Discontinued operations                                                                              69        73         --
                                                                                            ---------------------------------
                                                                                                     856       885        813
                                                                                            =================================
Total assets
 North America                                                                                               2,597      3,581
 U.K.                                                                                                        1,262      1,406
 The Netherlands                                                                                               330        314
 Rest of Europe                                                                                                613        362
 Asia/Pacific                                                                                                  102         93
                                                                                                       ----------------------
 Continuing operations                                                                                       4,904      5,756
 Discontinued operations                                                                                       307          4
                                                                                                       ----------------------
                                                                                                             5,211      5,760
                                                                                                       ======================
Capital employed
 North America                                                                                               1,788      2,906
 U.K.                                                                                                          632        579
 The Netherlands                                                                                               (29)       (46)
 Rest of Europe                                                                                                146        173
 Asia/Pacific                                                                                                   41         38
                                                                                                       ----------------------
 Continuing operations                                                                                       2,578      3,650
 Discontinued operations                                                                                       187        (16)
                                                                                                       ----------------------
                                                                                                             2,765      3,634
                                                                                                       ======================
By geographic market
Net sales
 North America                                                                                     1,523     1,582      1,726
 U.K.                                                                                                423       432        483
 The Netherlands                                                                                     192       208        222
 Rest of Europe                                                                                      414       401        407
 Asia/Pacific                                                                                        345       364        325
                                                                                            ---------------------------------
 Continuing operations                                                                             2,897     2,987      3,163
 Discontinued operations                                                                             484       430         28
                                                                                            ---------------------------------
                                                                                                   3,381     3,417      3,191
                                                                                            =================================

4. Significant acquisitions

     During the three years ended December 31, 1998, Reed Elsevier spent L2,274 million (including deferred consideration) on the acquisition of publishing and information businesses. In the year ended December 31, 1998, acquisitions were made for a total of L1,219 million after taking account of L13 million of net cash acquired. L2 million of the consideration has been deferred to future years. In total, L1,232 million was paid during the year ended December 31, 1998, including L14 million paid in respect of acquisitions made in previous years, and L1 million in respect of fixed asset investments. The principal acquisitions are listed below.

     In August, 1996 Tolley Publishing Company Limited, a supplier of tax, legal and business information was acquired for L101 million. The fair value of the net assets acquired, excluding goodwill, was L39 million.

     In November, 1996 L157 million was invested in a joint venture with Times Mirror Company to own and operate Shepard's, a U.S. legal citation business. The fair value of net assets acquired, excluding goodwill, was L69 million.

     In April , 1997 MDL Information Systems Inc, a provider of scientific information management systems, was acquired for $320 million (L195 million). The fair value of the net assets acquired, excluding goodwill, was L16 million.

     In September, 1997 the Chilton Business Group, a business information publisher, was purchased for $447 million (L273 million). The fair value of the net assets acquired, after hindsight adjustments in 1998, excluding goodwill, was L147 million.

     In August, 1998 Matthew Bender, a publisher of legal analysis and case law, and the remaining 50% equity in Shepard's, was purchased for $1.65 billion (L994 million).

     Acquisitions are accounted for under the purchase method. The net assets of the businesses acquired are incorporated at their fair value to the Combined Businesses. Fair value adjustments include the valuation of intangible assets on major acquisitions and the fair value of tangible fixed assets and current assets and liabilities in accordance with Reed Elsevier accounting policies. Where the purchase price has exceeded the fair value of the net tangible and intangible assets acquired, the excess is regarded as goodwill.

     The fair value adjustments for Matthew Bender and Shepard's are:

                                                                    Book value
                                                                        on      Fair value
                                                                   acquisition  adjustments   Fair value
                                                                   --------------------------------------
                                                                              (in L millions)
Goodwill                                                               157          632         789
Intangible fixed assets                                                126          208         334
Tangible fixed assets                                                   36         (13)          23
Current assets                                                          53          (4)          49
Current liabilities                                                   (74)            1        (73)
Deferred tax                                                             1            3           4
                                                                   ---------------------------------
Net assets acquired (including 100% of Shepard's)                      299          827       1,126
                                                                   ======================
Less: transfer from investment in joint venture (50% of Shepard's)                             (132)
                                                                                       -------------
Consideration (after taking account of L3 million of net cash                                   994
acquired)                                                                              =============

     Before   exceptional   acquisition   related   integration  costs  and  the
amortization of goodwill and intangible assets, Matthew Bender and 50% of Shepard's contributed L60 million to turnover, L22 million to adjusted operating income and L27 million to net cash flow from operating activities for the 5 months under Reed Elsevier plc ownership. The historical results in U.S. dollars for Matthew Bender and a 50% share in Shepard's in 1998 and 1997 whilst not under Reed Elsevier ownership were:
                                                                       7 months
                                                           Year ended    ended
                                                           December 31, July 31,
                                                              1997        1998
                                                              ----        ----
                                                               (in $ millions)
Net sales                                                      227        126
Operating income (before exceptional items and amortization)    78         34
                                                           ==================

     Other acquisitions

     During the year a number of other acquisitions were made for a total consideration amounting to L225 million, after taking account of L10 million of net cash acquired. The most significant were the PGA Merchandise Show and PGA International Golf Show, Engineering Information Inc., and Beilstein Informationssysteme GmbH. L2 million of the consideration has been deferred to future years.

     The fair value adjustments for other acquisitions during the year ended December 31, 1998 are:

                                        Book value
                                            on      Fair value
                                       acquisition  adjustments  Fair value
                                       ------------------------------------
                                                  (in L millions)
Goodwill                                     --          147         147
Intangible fixed assets                      --           91          91
Tangible fixed assets                         4          (2)           2
Current assets                               11          (3)           8
Current liabilities                        (22)           --        (22)
Deferred tax                                (1)           --         (1)
                                       ----------------------------------
Net assets acquired                         (8)          233         225
                                       ==================================
Consideration (after taking account
 of L10 million of net cash acquired)                                225
                                                               ==========

     Before exceptional acquisition related integration costs and the amortization of goodwill and intangible assets, the other businesses acquired in 1998 contributed L40 million to net sales, L9 million to operating income and L14 million to net cash inflow from operating activities for the period under Reed Elsevier plc ownership.

     Finalisation of the fair value exercise and disposal of certain assets held for resale in respect of acquisitions in previous years, resulted in an increase in goodwill and intangible assets of L5 million.

5. Exceptional items

                                                                                1996      1997     1998
                                                                             (restated)(restated)
                                                                         --------------------------------
                                                                                 (in L millions)
Reed Travel Group -- provision for customer recompense and related
                     expenses and reorganization                                 --      (230)       --
                  -- non-cash write down of intangible assets                    --      (250)       --
Acquisition related integration costs                                            --       (11)      (26)
Year 2000 compliance costs                                                       --       (11)      (53)
                                                                         --------------------------------
Charged to operating income                                                      --      (502)      (79)
                                                                         --------------------------------
Continuing
 -- Net profit on sale of businesses                                             23        57        --
 -- Merger expenses                                                              --        (3)      (10)
 -- Net profit on disposal of fixed assets                                        1        --        --
Discontinued
 --Net profit on sale of businesses                                              --        --       692
                                                                         --------------------------------
Credited after operating income                                                  24         54       682
                                                                         --------------------------------
Total exceptional items credit/(charge)                                          24       (448)      603
                                                                         ================================
Net tax credit/(charge)                                                           1        115       (70)
                                                                         ================================

     Exceptional items in the three years ended December 31, 1998 relate to the following:

     (i) costs of L26 million (1997 L11 million; 1996 Lnil) relating to the integration of acquisitions, principally the Chilton Business Group and Matthew Bender;

     (ii) expenditure of L53 million in 1998 (1997 L11 million; 1996 Lnil) in connection with the Combined Businesses' Year 2000 compliance program;

     (iii)in 1998 the net profit on sale of IPC Magazines divested in January 1998;

     (iv) professional fees and other costs incurred in 1998 of L10 million (1997 L3 million; 1996 Lnil) in respect of the abandoned merger of Reed Elsevier and Wolters Kluwer;

     (v) in 1997 a provision of L230 million, less tax relief of approximately L87 million, in respect of the estimated cost of programs to recompense advertizers affected by irregularities in circulation claims for certain Reed Travel Group publications together with related expenses and reorganization costs and a non-cash write down of L250 million in intangible asset values;

     (vi) in 1997 the net profit on sale of certain businesses, principally the Heinemann English Language Teaching business, a portfolio of certain U.S. computer magazines and trade shows and the Belgian exhibitions business;

     (vii)in 1996 the net profit, on which no tax was payable, arising from the divestments of surplus property interests and the net profit on the sale of certain non core businesses; and

     (viii)the disposal of the consumer book publishing operations, which commenced in 1995 and was completed in 1998; after taking account of provisions made in 1995 no further gain or loss was recognized in any of the three years ended December 31, 1998.

     The exceptional profit before tax on sale of businesses in 1997 and 1996 has been restated (increases of L29 million and L23 million respectively) to reflect the cumulative goodwill and intangible asset amortization prior to sale under FRS 10; see note 1.

     Exceptional net inflows in 1998 totalled L647 million. This comprised disposal proceeds, after reorganization and selling expenses, for IPC Magazines (L826 million) and consumer books (L87 million) after net cash disposed of L42 million to fund taxation and working capital obligations; payments relating to acquisition related integration costs (L22 million), Year 2000 costs (L53 million) and merger expenses (L8 million); and payments (L183 million) in respect of Reed Travel Group customer recompense and reorganization, provided for in 1997.

     In 1997, exceptional net cash inflows totalled L54 million, after payments of L21 million, for which appropriate provision had been made in 1996, in relation to the disposal of surplus property interests.

     In 1996, exceptional net cash inflows totalled L456 million, which included net proceeds of L394 million in respect of disposals of consumer and other non core businesses in 1995 and 1996. Net cash of L62 million was also generated from the disposal of surplus property interests.

6. Adjusted figures

     In order to provide a more meaningful measure of underlying performance, "adjusted" figures are presented which exclude all exceptional items and the amortization of goodwill and intangible assets and related tax effects.

     The adjustments in arriving at adjusted income are detailed below:

                                                                              1996       1997       1998
                                                                           (restated) (restated)
                                                                         --------------------------------
                                                                                 (in L millions)
Income before tax                                                               579         86     1,044
Adjustments:
 Reed Travel Group
 --provision for customer recompense and related expenses and
   reorganization                                                                --        230        --
 --non-cash write down of intangible assets                                      --        250        --
 Acquisition related integration costs                                           --         11        26
 Year 2000 compliance costs                                                      --         11        53
 Net profit on sale of businesses                                               (23)       (57)     (692)
 Merger expenses                                                                 --          3        10
 Net profit on disposal of fixed assets                                          (1)        --        --
 Amortization of goodwill and intangible assets                                 250        289       332
                                                                         --------------------------------
Adjusted income before tax                                                      805        823       773
                                                                         ================================
Net income                                                                      366        (14)      772
Adjustments:
 Reed Travel Group
 --provision for customer recompense and related expenses and
   reorganization                                                                --        143        --
 --non-cash write down of intangible assets                                      --        210        --
 Acquisition related integration costs                                           --          7        16
 Year 2000 compliance costs                                                      --          7        33
 Net profit on sale of businesses                                               (24)       (38)     (592)
 Net profit on disposal of fixed assets                                          (1)        --        --
 Merger expenses                                                                 --          3        10
 Amortization of goodwill and intangible assets                                 262        290       332
                                                                         --------------------------------
Adjusted net income                                                             603        608       571
                                                                         ================================

7. Operating income (including joint ventures)

                                                                               1996       1997      1998
                                                                            --------------------------------
                                                                                    (in L millions)
Operating income is arrived at after charging:
 Operating lease rentals                                                         69         61        60
 Advertising and promotion                                                      157        147       134
 Royalties expense                                                              112        124       128

8. Interest expense

                                                                               1996       1997      1998
                                                                            --------------------------------
                                                                                    (in L millions)
On loan capital                                                                 (72)       (59)      (51)
On promissory notes, bank loans and overdrafts                                  (36)       (40)      (52)
On capital leases                                                                (1)        (1)       (1)
                                                                            --------------------------------
                                                                                (109)      (100)     (104)
                                                                            ================================

9. Taxes on income

(a) Taxes on income charged to earnings were as follows:

                                                                               1996       1997      1998
                                                                            (restated) (restated)
                                                                         --------------------------------
                                                                                 (in L millions)
U.K. taxation
 Current                                                                         71         76        68
 Deferred                                                                         3         (3)        1
Dutch taxation
 Current                                                                         51         50        45
 Deferred                                                                        --         --         4
Rest of world taxation
 Current                                                                         70         70         5
 Deferred                                                                        --         12        72
Share of tax attributable to joint ventures                                       6          9         6
                                                                         --------------------------------
Total taxes on adjusted income before exceptional items and amortization
of goodwill and intangible assets                                               201        214       201
                                                                         --------------------------------
Net deferred tax on amortization of goodwill and intangible assets               12         --        --
Exceptional items
 Current                                                                         --          5        70
 Deferred                                                                        (1)      (120)       --
                                                                         --------------------------------
                                                                                212         99       271
                                                                         ================================

(b) The table below reconciles the local statutory tax rate to the effective rate obtained by computing the tax charges as a percentage of income before taxes.

                                                                               1996       1997      1998
                                                                            (restated) (restated)
                                                                         --------------------------------
                                                                                 (in L millions)
Income before taxes
 United Kingdom                                                                 225        224       219
 The Netherlands                                                                159        150       149
 Rest of world                                                                  421        449       405
 Amortization of goodwill and intangible assets                                (250)      (289)     (332)
 Exceptional items                                                               24       (448)      603
                                                                         --------------------------------
                                                                                579         86     1,044
                                                                         ================================
Tax charged at local statutory rates                                            167        (11)      299
Net impact of amortization of goodwill and intangible assets                     48         95        64
Tax credit on dividend from Reed Elsevier plc to Elsevier NV                     (3)        (2)       --
Permanent differences and other items                                            --         13        18
Exceptional items not taxed                                                      --          4      (110)
                                                                         --------------------------------
Actual tax charge                                                               212         99       271
                                                                         ================================

     The total tax charge for the year has been reduced by L51 million (1997 L44 million; 1996 L42 million) in respect of allowances on publishing intangibles.

     Tax charged at local statutory rates is calculated by reference to the appropriate statutory tax rate of each jurisdiction in which the combined businesses operate.

(c) Deferred taxation

     The closing balance is analyzed as follows:

                                                                                            1997      1998
                                                                                      ----------------------
                                                                                          (in L millions)
Deferred tax liabilities
 Pension prepayment                                                                          (39)      (37)
 Other timing differences                                                                    (14)       (4)
                                                                                      ----------------------
                                                                                             (53)      (41)
                                                                                      ----------------------
Deferred tax assets
 Excess of tax allowances over amortization                                                    1         2
 Acquisition and other provisions                                                            129        38
                                                                                      ----------------------
                                                                                             130        40
                                                                                      ----------------------
Total assets/(liabilities)                                                                    77        (1)
                                                                                      ======================

     Deferred taxation is provided in full for timing differences using the liability method.

     No provision is made for the tax which would become payable on the distribution of retained earnings by foreign subsidiaries, joint ventures or associates as there is no present intention to distribute such retained earnings giving rise to a charge. The potential deferred tax has not been quantified as it is not practicable to determine the liabilities.

10. Dividends -- ordinary

                                                                               1996      1997       1998
                                                                         --------------------------------
                                                                                   (in L millions)
Reed International P.L.C.                                                       156        167       172
Elsevier NV                                                                     192        198       177
                                                                         --------------------------------
Combined                                                                        348        365       349
                                                                         ================================

     Dividends comprise the total dividend for Reed International of 15.0 pence per share (1997 14.6 pence per share; 1996 13.6 pence per share after adjusting for the two for one share subdivision which became effective on May 2, 1997) and the total dividend for Elsevier of Dfl0.87 per share (1997 Dfl0.95 per share;
1996 Dfl0.76 per share).

     Dividends  paid  to  Reed  International  and  Elsevier   shareholders  are
equalized at the gross level  inclusive of the U.K. tax credit  (currently  20%, reducing  to 10% on April 6, 1999 and  applicable  for the 1998 final  dividend)
received by certain  Reed  International  shareholders.  The cost of funding the
Reed International dividend is, therefore, lower than that of Elsevier.

11. Trade receivables

                                                                                         1997       1998
                                                                                      ----------------------
                                                                                          (in L millions)
Trade accounts                                                                            559       549
Less provisions                                                                           (39)      (45)
                                                                                      ----------------------
                                                                                          520       504
                                                                                      ======================

12. Inventories

                                                                                         1997        1998
                                                                                   -------------------------
                                                                                          (in L millions)
Raw materials                                                                              22          17
Work in progress                                                                           27          25
Finished goods                                                                             72          59
                                                                                   -------------------------
                                                                                          121         101
                                                                                   =========================

13. Prepaid expenses and other current assets

                                                                                         1997        1998
                                                                                   -------------------------
                                                                                          (in L millions)
Amounts owed by joint ventures                                                              2           1
Deferred tax                                                                               57          --
Corporation tax recoverable                                                                --          56
Advance corporation tax                                                                    42          13
Other receivables                                                                          61          48
Prepayments and accrued income                                                            115         109
                                                                                   -------------------------
                                                                                          277         227
                                                                                   =========================

14. Non current receivables

                                                                                         1997        1998
                                                                                   -------------------------
                                                                                          (in L millions)
Trade receivables                                                                           7          10
Deferred tax                                                                               20          --
Pension prepayment                                                                        133         124
Prepayments, accrued income and other receivables                                           5           2
                                                                                   -------------------------
                                                                                          165         136
                                                                                   =========================

15. Investments held as fixed assets

                                                                                         1997        1998
                                                                                      (restated)
                                                                                   -------------------------
                                                                                       (in L millions)
Investments in joint ventures                                                             249          75
Other investments                                                                          15          12
                                                                                   -------------------------
                                                                                          264          87
                                                                                   =========================

     Investments in joint ventures principally comprise Reed Elsevier's interests in Giuffre (a 40% shareholding in an Italian legal publisher) and REZsolutions Inc. (a 67% shareholding in a hotel reservation and marketing business). Book Club Associates (a 50% investment in a U.K. partnership) was sold during the year. On August 1, 1998, the 50% interest in Shepard's with a net book value of L132 million, comprising L138 million of goodwill and intangible assets less a L6 million share of net liabilities, was consolidated on acquisition of the remaining 50% interest.

     REZsolutions Inc. is a joint venture company which was formed in late 1997, and to which Reed Elsevier contributed the Utell hotel reservation business in return for its 67% non-controlling interest.

16. Property, plant and equipment

                                                                     Plant,
                                                                   Equipment
                                                     Land and     & Computer
                                                     Buildings      Systems      Total
                                                    -----------------------------------
                                                             (in L millions)
Cost
  At December 31, 1997                                   148           623         771
  Additions                                                8           153         161
  Acquisitions                                            14            11          25
  Sale of businesses                                      --           (66)        (66)
  Disposals                                               (4)          (48)        (52)
  Exchange differences                                    --             6           6
                                                    -----------------------------------
At December 31, 1998                                     166           679         845
                                                    ===================================
Accumulated depreciation
At December 31, 1997                                      40           383         423
  Charge for the year                                      5            92          97
  Sale of businesses                                      --           (36)        (36)
  Disposals                                               (3)          (38)        (41)
  Exchange differences                                    --             3           3
                                                    -----------------------------------
At December 31, 1998                                      42           404         446
                                                    ===================================
Net book amounts
At December 31, 1998                                     124           275         399
                                                    ===================================
At December 31, 1997                                     108           240         348
                                                    ===================================

     The cost of land and buildings comprises:

                                                                         1997        1998
                                                                 -------------------------
                                                                         (in L millions)
Freehold property                                                         127         133
Leasehold property, more than 50 years unexpired                           18          18
Leasehold property, less than 50 years unexpired                            3          15
                                                                 -------------------------
                                                                          148         166
                                                                 =========================

     At December 31, 1998 and 1997, all assets were included at cost. No depreciation has been provided on land (L13 million (1997 L10 million)). The net book amount includes L15 million (1997 L9 million) in respect of assets held under capital leases.

17. Goodwill and intangible assets

                                                                   1997        1998
                                                            -------------------------
                                                                    (in L millions)
At January 1 as originally reported                                2,550       2,501
  Prior year adjustment (adoption of FRS 10; see note 1)             (30)        171
                                                            -------------------------
At January 1 as restated                                           2,520       2,672
                                                            -------------------------
  Additions                                                          705       1,228
  Transfer (to)/from joint ventures                                  (19)        138
  Disposals                                                          (31)       (132)
  Exceptional write down of Reed Travel Group intangibles           (250)         --
  Amortization                                                      (278)       (323)
  Exchange differences                                                25          15
                                                            -------------------------
At December 31 as restated                                         2,672       3,598
                                                            =========================

18. Borrowings

                                                                   1997        1998
                                                            -------------------------
                                                                   (in L millions)
Bank loans,  overdrafts and commercial paper
Drawn under facilities  expiring in year to December 31,
  1998                                                               320          --
  1999                                                                --          53
  2000                                                                --           1
Commercial paper                                                     459         915
                                                            -------------------------
                                                                     779         969
                                                            =========================

                                                                       Year end
                                                                       interest
                                                       Currency         rates         1997       1998
                                                      ------------------------------------------------
                                                                          %            (in L millions)
Other loans
Eurobond 1999                                         U.S. dollar         7.50         121        121
Medium term notes 1999                                U.S. dollar    7.66-7.76          12         12
Private placement 1999                                Guilders            9.70          41         42
Private placement 2000                                U.S. dollar         9.71          60         60
Public notes 2000                                     U.S. dollar         6.63          90         90
Private placement 2003                                U.S. dollar         8.50          76         76
Public notes 2005                                     U.S. dollar         7.00          90         90
Private placement 2023                                U.S. dollar         6.63          90         90
Public debentures 2025                                U.S. dollar         7.50          90         90
Finance leases                                        Various          Various           8         13
Miscellaneous                                         Guilders         Various          17         17
                                                                              ------------------------
                                                                                       695        701
                                                                              ========================


                                                                        Bank loans,
                                                                       overdrafts and
                                                                         commercial      Other
                                                                           paper         loans     Total
                                                                 ----------------------------------------
                                                                                 (in L millions)
Analysis by year of repayment
Within 1 year                                                               968          182       1,150
                                                                 ----------------------------------------
Within 1 to 2 years                                                           1          156         157
Within 2 to 3 years                                                          --            4           4
Within 3 to 4 years                                                          --            4           4
Within 4 to 5 years                                                          --           76          76
Thereafter                                                                   --          279         279
                                                                 ----------------------------------------
                                                                              1          519         520
                                                                 ----------------------------------------
Total                                                                       969          701       1,670
                                                                 ========================================

     Interest rates disclosed above are those on the underlying borrowings and do not take account of net interest on interest rate swaps (see note 19).

                                                                            Expiring   Expiring
                                                                            within 1    after 1
                                                                              year       year       Total
                                                                     ------------------------------------
                                                                                  (in L millions)
Undrawn bank facilities at December 31, 1998
Overdraft                                                                     106         --         106
Uncommitted lines of credit                                                   257         --         257
Undrawn committed facilities                                                   --        558         558

     The committed facility is subject to covenants which restrict gross borrowings and secured borrowings by reference to Reed Elsevier's earnings before interest, tax, depreciation and amortisation. There is also a covenant restricting the ability to dispose of a substantial proportion of assets (except for full consideration) if such disposal materially and adversely affects the combined Reed Elsevier net assets or income.

                                                                                       1997        1998
                                                                                   -------------------------
Short term loans, overdrafts and commercial paper
Weighted average interest rate during year                                              5.8%        5.2%
Year end weighted average interest rate                                                 6.3%        5.2%

     The weighted  average  interest  rate for the year was computed by dividing
actual  interest  expense  for  the  year  by  the  average   month-end  amounts
outstanding for short term bank loans and commercial paper.

19. Financial instruments

     The use of financial instruments by Reed Elsevier is limited to hedging activities and no trading positions result from their use; see Item 9A "Qualitative and Quantitative Disclosures about Market Risk". Consequently, the impact of interest rate swaps and forward rate agreements is accrued as net interest income or expense is realized over the life of the agreement. No realized or unrealized gains or losses on such financial instruments are recognized separately. Realized or unrealized gains and losses recognized on forward foreign exchange contracts are offset by complementary realized or unrealized gains or losses on the underlying transactions hedged through the use of such contracts. The total net unrealized gain on open forward foreign exchange contracts was L2 million at December 31, 1998.

     The estimated fair values of Reed Elsevier's financial instruments, both on and off balance sheet, are as follows:

                                                        Carrying                Carrying
                                                         amount   Fair Value     amount   Fair Value
                                                        December   December     December   December
                                                        31, 1997   31, 1997     31, 1998   31, 1998
                                                      ------------------------------------------------
                                                                      (in L millions)
Assets:
 Cash                                                      110         110          26         26
 Short term investments                                    734         734         682        682
Liabilities:
 Bank loans, overdrafts and commercial paper              (779)       (779)       (969)      (969)
 Other loans                                              (695)       (721)       (701)      (741)
Off balance sheet:
 Interest rate swaps                                        --          (1)         --        (12)
 Currency swaps                                              1          (2)         --         --
 Forward rate agreements                                    --          --          --          2
 Forward foreign exchange contracts                         --           2          --          2

     The amounts shown as carrying amounts in respect of off-balance sheet financial instruments represent accruals or deferred income arising from these financial instruments. For certain instruments, including cash, short term investments and short term debt, it has been assumed that the carrying amount approximates fair value because of the short maturity of these instruments. The fair value of long term debt has been based on current rates offered to Reed Elsevier for debt of the same remaining maturities. The fair values for interest rate swaps and forward rate agreements represent the replacement cost calculated using market rates of interest as at December 31, 1998 and 1997.

     The gross notional amounts of interest rate swaps are as follows:

                                                        December      New     Maturities/   December
                                                        31, 1997   Contracts terminations  31, 1998
                                                      ------------------------------------------------
                                                           (in L millions; stated at exchange rates
                                                                prevailing at December 31, 1998)
Interest rate swaps
U.S. dollar                                                 241         210        (90)        361
Australian dollar                                            19          --         (6)         13
Canadian dollar                                               3          --         --           3
French franc                                                102          --         (8)         94
Guilder                                                      99          --        (64)         35
                                                      ---------------------------------------------
Totals                                                      464         210       (168)        506
                                                      =============================================

     The amounts of future maturities and outstanding notional principal of the above interest rate swap agreements are as follows:

                                                        Outstanding
                                      Maturities in       notional
                                       year ending      principal at
                                        December 31,   December 31,
                                      ------------------------------
                                             (in L millions)
1999                                          75            431
2000                                         115            316
2001                                          60            256
2002                                         226             30
Thereafter                                    30             --
                                      -----------
                                             506
                                      ===========

     The weighted average interest rates on interest rate swap agreements in existence at December 31, 1998 are shown below:

                          U.S.$       AUD          Dfl        CAD         FFr
                       ---------------------------------------------------------
Interest Rate Swaps
Pay Fixed                 6.07%      7.05%          --       8.24%       4.40%
Receive Floating          4.99%      4.74%          --       5.36%       3.56%
Pay Floating                --         --         4.33%        --          --
Receive Fixed               --         --         9.95%        --          --

     The fixed rates shown above as payable and receivable under interest rate swaps are the weighted average fixed rates specified in the swap contracts. The floating rates shown above as payable and receivable under interest rate swaps are the weighted average floating rates in effect as of December 31, 1998. The floating rate portions of the swaps are based on U.S. dollar commercial paper rates or LIBOR, Australian dollar Bank Bill rates, Canadian dollar Banker's Acceptance rates, Dutch guilder AIBOR or French franc PIBOR. The weighted average floating rates shown above assume these floating interest rates will remain constant throughout the remaining terms of the swap contracts. However, changes in any of these floating interest rates would affect the weighted average floating rates shown.

     At December 31, 1998, Reed Elsevier had one swap contract with a notional amount of CAD 8 million (L3 million) that contained an embedded written interest rate option at December 31, 1998. Under this contract, Reed Elsevier pays a below-market fixed rate of interest and receives a floating rate of interest (Canadian dollar Banker's Acceptance), as long as the floating rate of interest remains at or below a predetermined rate. If the floating rate exceeds the predetermined rate, Reed Elsevier pays a floating rate of interest and receives a floating rate of interest. In such circumstances, the floating rate of interest to be paid is calculated as the floating interest rate (Canadian dollar Banker's Acceptance) less a predetermined spread which is contractually agreed with the counterparty. The spread represents the premium income earned by Reed Elsevier for writing the embedded interest rate option.

     At December 31, 1998, the gross notional amount of forward rate agreements totalled L698 million. The individual agreements covered periods of between 91 days and seven months with periods ending on dates between May 28, 1999 and April 25, 2000. The agreements are denominated in Dutch guilders (Dfl400 million) and sterling (L570 million); the agreements do not run concurrently and therefore, the notional amounts at any one time are less than those indicated in aggregate.

                                                                  Average
                   December      New                  December      rate
                   31, 1997   contracts  Maturities   31, 1998   receivable
                 ------------------------------------------------------------
                   (in L millions, stated at exchange rates prevailing at
                                     December 31, 1998)
Guilders             128          128       (128)         128       3.50%
Sterling              --        1,398       (828)         570       6.10%
                 ------------------------------------------------
                     128        1,526       (956)         698
                 ================================================

     At December 31, 1998, the gross notional amount of forward foreign exchange contracts totalled L898 million (1997: L469 million) as shown below:

                                 1997                   1998
                       ------------------------------------------------
                         Currency    Currency    Currency   Currency
                           sold       bought       sold      bought
                       ------------------------------------------------
                                       (in L millions)
U.S. dollars               174          39         356         33
Guilders                    31          12          43        224
Sterling                     2         143          23        144
Other currencies            26          42          26         49
                       ------------------------------------------------
                           233         236         448        450
                       ================================================

     Of the total gross amount, L871 million mature within one year and L27 million after one year.

20.  Obligations under capital leases

     The future capital lease payments to which the combined businesses are committed are:

                                                            1997        1998
                                                       ------------------------
                                                        (in L millions)
Repayable
Within 1 year                                                  4           3
Between 1 and 2 years                                          3           3
Between 2 and 5 years                                          2           4
Over 5 years                                                  --           9
Less: interest charges allocated to future period             (1)         (6)
                                                     ------------------------
Total                                                          8          13
                                                     ========================
Obligations included in short term borrowings and
 current portion of long term borrowings                       4           3
                                                     ------------------------
Obligations included in long term borrowings, less
 current portion                                               4          10
                                                     ------------------------

21. Accounts payable and accrued liabilities

                                                             1997        1998
                                                       -------------------------
                                                              (in L millions)
Accounts payable                                              187         148
Subscriptions received in advance                             418         476
Interest payable                                                2          --
Accrued salaries                                               48          57
Accruals                                                      369         425
Other creditors                                               107         150
                                                       -------------------------
                                                            1,131       1,256
                                                       =========================

22. Provisions for liabilities and charges

                                                 Losses                 Pensions
                                                 on sale                   and    Reed
                                                    of                  severance Travel
                                                 business   Acquisitions   pay    Group     Other   Total
                                              -----------------------------------------------------------
                                                                     (in L millions)
At December 31, 1997 as reported                     22          14        9        220        5      270
Prior year adjustment (adoption of FRS 10; see
  note  1)                                           10          --       --         --       --       10
                                              ------------------------------------------------------------
At December 31, 1997 as restated                     32          14        9        220        5      280
                                              ------------------------------------------------------------
  Provided                                           --          --        1         --       --        1
  Utilized/transferred                              (32)        (11)     (10)      (187)      (5)    (245)
                                              ------------------------------------------------------------
At December 31, 1998                                 --           3       --         33       --       36
                                              ============================================================

23. Combined share capitals

                                                                                     Issued and  Issued and
                                                                          Authorised Fully Paid  Fully Paid
                                                                        ------------------------------------
                                                                             1998       1997        1998
                                                                        ------------------------------------
                                                                                   (in L millions)
Reed International
Preference shares (cumulative) at L1.00 each
Redeemable at par at the option of the company
3.15% (previously 4.5%)                                                         2          2           2
3.85% (previously 5.5%)                                                         1          1           1
Non-redeemable
3.50% (previously 5%)                                                          --         --          --
4.90% (previously 7%)                                                           1          1           1
                                                                     ------------------------------------
Non equity shares                                                               4          4           4
                                                                     ------------------------------------
Ordinary shares of 12.5p each (previously 25p)                                143        143         143
Unclassified shares of 12.5p each (previously 25p)                             41
                                                                     ------------------------------------
Total                                                                         188        147         147
                                                                     ====================================

     Following the resolution at the Annual General Meeting in April 1997, Reed International undertook a two for one subdivision of its Ordinary Shares which became effective on May 2, 1997.

     A proposal will be put to shareholders at the Annual General Meeting in April 1999 to repay and cancel the company's preference shares.

                                                   Issued and  Issued and
                                        Authorised Fully Paid  Fully Paid
                                       ------------------------------------
                                           1998       1997        1998
                                       ------------------------------------
                                                (in Dfl millions)
Elsevier
Ordinary shares of Dfl0.10 each             210         67          67
                                       ====================================

     The Reed International preference share capital of L4 million represents non-equity share capital and is the extent of the non-equity interest in combined shareholders' equity.

     Combined share capitals of L168 million (1997 L167 million) exclude the R-shares of Elsevier held indirectly by Reed International.

     Details of share option schemes  separately  operated by Reed International
and  Elsevier  are  presented  in  the  notes  to  their  respective   financial
statements.

24. Leasing commitments

     The annual commitments under operating leases at December 31, 1998 are:

                                                                  Land and
                                                                 Buildings     Other
                                                                -------------------------
                                                                    (in L millions)
Expiry of operating leases-- falling due within 1 year                4           1
Expiry of operating leases-- falling due within 2 to 5 years         18           3
Expiry of operating leases-- falling due after 5 years               30          --
                                                                -------------------------
                                                                     52           4
                                                                =========================


25. Contingent liabilities

     There are contingent liabilities amounting to L32 million (1997 L33 million) in respect of borrowings of former subsidiaries and Lnil million (1997 L8 million) in respect of borrowings of joint ventures.

     There  are a number  of  outstanding  legal  claims  against  the  Combined
Businesses but they are not considered to be material in the context of these financial statements.

26. Pension schemes

     A number of pension schemes are operated around the world. The major schemes are of the defined benefit type with assets held in separate trustee administered funds.

     The main U.K. scheme, which covers the majority of U.K. employees, was subject to a valuation by Watson Wyatt Partners, consultants, as at April 5, 1997. The scheme is valued formally every three years, the next valuation being as at April 2000. The principal 1997 valuation assumptions were:


Actuarial method                                           --    projected unit method
Annual rate of return on investments                       --         8.0%
Annual increase in total pensionable remuneration          --         6.0%
Annual rate of return                                      --         3.5%
Annual increase in present and future pensions in payment  --         4.0%


     The actuarial value placed on the assets was sufficient to cover 123% of the benefits that had accrued to members. The actuarial surplus is being spread as a level amount over the average remaining service lives of current employees, which has been assessed as eight years. The market value of the scheme's assets at the date of valuation was L1,293 million excluding assets held in respect of members' additional voluntary contributions. This valuation takes account of the measures announced by the U.K. government in its budget of July, 1997, which ended the rights of U.K. pension funds to receive tax credits on U.K. dividends. On the recommendation of the actuaries, no company contributions have been made to the scheme since April 1, 1989.

     The main non U.K. schemes are in the United States and the Netherlands. Assessments for accounting purposes have been carried out by external qualified actuaries using prospective benefit methods with the objective that current and future charges remain a stable percentage of pensionable payroll. The principal actuarial assumptions adopted in the assessments of the major schemes assume that, over the long term, investment returns will marginally exceed the annual increase in pensionable remuneration and in present and future pensions. The actuarial value of assets of the schemes approximated to the aggregate benefits that had accrued to members, after allowing for expected future increases in pensionable remuneration and pensions in course of payment.

     Reed Elsevier companies have no significant health and medical plans providing post-retirement benefits.

     The net pension charge was L22 million (1997 L25 million; 1996 L17 million), including a net L4 million (1997 L1 million, 1996 L7 million) SSAP 24 credit related to the main U.K. scheme. The net SSAP 24 credit comprises a regular cost of L15 million (1997 L19 million, 1996 L17 million), offset by amortization of the net actuarial surplus of L19 million (1997 L20 million, 1996 L24 million). Pension contributions made in the year amounted to L26 million (1997 L26 million, 1996 L24 million). The transfer of members from the main U.K. scheme on divestment of IPC Magazines reduced the actuarial surplus and prepayment by L13 million. A prepayment of L124 million (1997 L133 million, 1996 L132 million) is included in non current receivables, representing the excess of the pension credit to profit since 1988 over the amounts funded to the main U.K. scheme.

27. Statements of cash flows

                                                               1996       1997        1998
                                                       -----------------------------------
                                                                    (in L millions)
Financing
Issue of ordinary shares                                        35         21          18
Issuance of long term borrowings                                --          4           2
Repayment of long term borrowings                              (80)      (151)         (3)
Redemption of minority interest preference shares               --         (3)         --
Redemption of capital leases                                    (8)        (6)         (6)
Net movement in promissory notes and bank loans                 43        255         181
                                                       -----------------------------------
                                                               (10)       120         192
                                                       ===================================

     The repayment of long term borrowings relates to L3 million of Dutch guilder loan stock which matured during the year. In 1997 a US$150 million Eurobond and US$80 million of medium term notes were repaid on maturity. In 1996 a $125 million Eurobond was repaid on maturity.

                                               Current
                                                asset
                                     Cash    investments  Borrowings   Total
                                  -------------------------------------------
Reconciliation of net debt                       (in L millions)
At December 31, 1996                   85       1,056      (1,337)      (196)
                                  -------------------------------------------
Cashflow                               29        (299)       (102)      (372)
Inception of capital leases            --          --          (2)        (2)
Loans in acquired businesses           --          --         (10)       (10)
Exchange translation differences       (4)        (23)        (23)       (50)
                                  -------------------------------------------
At December 31, 1997                  110         734      (1,474)      (630)
                                  -------------------------------------------
Cashflow                              (84)        (63)       (174)      (321)
Inception of capital leases            --          --         (10)       (10)
Exchange translation differences       --          11         (12)        (1)
                                  -------------------------------------------
At December 31, 1998                   26         682      (1,670)      (962)
                                  ===========================================

     Borrowings comprise loan capital, capital leases, promissory notes and bank loans and are further analyzed in note 18.

     Discontinued operations contributed Lnil (1997: L80 million, 1996: L93 million) to net cash inflow from operating activities.

                                                 1996       1997        1998
                                              --------------------------------
Acquisitions                                         (in L millions)
Purchase of subsidiary undertakings (including
  deferred consideration from prior years)       (155)      (713)     (1,231)
Investment in joint ventures                     (157)       (12)         --
Purchase of fixed asset investments                (4)        (1)         (1)
                                              --------------------------------
Total                                            (316)      (726)     (1,232)
                                              ================================

     In 1997, of the L12 million additions to joint ventures, L10 million represents a cash contribution to the joint venture REZsolutions Inc., on its formation.

Exceptional net proceeds from sale/closure of businesses

                                                                             1996       1997        1998
                                                                          (restated) (restated)
                                                                     ------------------------------------
                                                                               (in L millions)
Goodwill and intangible assets                                                  9         49         132
Net tangible assets                                                            31         --          72
Provision made for losses on sale of businesses                                --        (10)         --
Net profit                                                                     23         57         692
                                                                     ------------------------------------
Consideration in respect of sale of businesses, net of expenses                63         96         896
Deferred consideration, net of expenses paid, received in respect of
prior years' disposals                                                        339         10           9
                                                                     ------------------------------------
                                                                              402        106         905
Amounts payable/(receivable)                                                   (2)        (2)          8
Satisfied by transfer of investments.                                          (6)        --          --
                                                                     ------------------------------------
Net cash inflow                                                               394        104         913
                                                                     ====================================

28. Summary of differences between U.K. and Dutch GAAP and U.S. GAAP

     The combined financial statements are prepared in accordance with U.K. and Dutch GAAP, which differ in certain significant respects from U.S. GAAP. These differences relate principally to the following items and the approximate effect on net income and combined shareholders' equity is shown in the following tables.

Discontinued operations and sale of businesses.

     Discontinued operations, as separately categorized in the income statements under U.K. and Dutch GAAP and U.S. GAAP, may relate only to significant business segments. Under U.K. and Dutch GAAP, such businesses are separately segmented as discontinued only when sale transactions or closures have been completed. Under U.S. GAAP, such businesses are segmented as discontinued once formal commitment to sale or closure is made.

     Under U.S. GAAP net income from discontinued operations includes all operating results of the discontinued operations and the gain or loss on sale. Under U.K. and Dutch GAAP operating results from discontinued operations are disclosed as a separate segment within trading profit and the gain or loss on sale is disclosed as an exceptional item.

Goodwill and other intangible assets

     In prior years, under U.K. and Dutch GAAP, goodwill arising on business combinations treated as acquisitions was written off against retained earnings. Other intangibles, principally publishing rights and titles, databases and exhibition rights, were carried at fair value on acquisition, subject to impairment reviews but with no systematic amortization.

     Under U.S. GAAP, goodwill and other intangible assets acquired after October 31, 1970 are required to be amortized over the period of their estimated useful lives, to a maximum of 40 years.

     For the 1998 fiscal year, Reed Elsevier has adopted the new U.K. financial reporting standard FRS10: Goodwill and Intangible Assets, and has accordingly changed its accounting policy for goodwill and intangible assets; see note 1. Under the new policy -- which has been applied retrospectively and under U.K. and Dutch GAAP has resulted in a restatement of the financial position and results of prior periods -- acquired goodwill and intangible assets are capitalized and amortized through the income statement over their estimated useful lives, up to a maximum of 20 years. In view of this and the consideration given to the determination of appropriate prudent assets lives, the remaining asset lives for U.S. GAAP purposes have been reviewed and determined consistently with those adopted for the new U.K. and Dutch GAAP treatment.

     This re-evaluation of asset lives under U.S. GAAP, which is effective from January 1, 1998, has significantly increased the periodic amortization charge, as the unamortized value of existing assets, which were previously being amortized over periods up to 40 years, are now being amortized over shorter periods. As a result of the restatement of the prior period U.K. and Dutch GAAP financial position and results, the U.S. GAAP adjustments have been restated accordingly.

     In the year ended December 31, 1998, this has resulted in a non-recurring amortization charge of L266 million attributable to goodwill and intangible assets which have been fully written off in the year as a consequence of the re-evaluation of asset lives.

     The gross cost under U.S. GAAP, as at December 31, 1998, of goodwill is L2,958 million (1997 L1,994 million) and of other intangibles including those held in joint ventures is L3,161 million (1997 L3,014 million). Accumulated amortization under U.S. GAAP, as at December 31, 1998, of goodwill is L877 million (1997 L565 million) and of other intangibles including those held in joint ventures is L994 million (1997 L653 million).

Deferred taxation

     Under Dutch GAAP, deferred taxation is provided in full. Under U.K. GAAP, deferred taxation is only provided to the extent an asset or liability is expected to crystallize.

     In the combined financial statements deferred tax is provided in full using the liability method. There is no material difference between this full provision policy and the partial provision method required under U.K. GAAP. Under U.S. GAAP, deferred taxation is provided on all temporary differences under the liability method, subject to a valuation allowance on deferred tax assets where applicable, in accordance with SFAS 109, Accounting for Income Taxes. The principal adjustment to apply U.S. GAAP is to provide deferred taxation on temporary differences arising from amortization as applied under U.S. GAAP of goodwill and intangible assets.

Acquisition accounting

     Prior to the introduction of U.K. financial reporting standard FRS7: Fair Values In Acquisition Accounting which is effective in respect of 1995 and subsequent years, under U.K. and Dutch GAAP certain items, such as integration costs incurred in the combined businesses' existing operations and the costs of commitments and developments in progress, may have been provided as part of the purchase accounting adjustments on acquisition. Under U.S. GAAP some of these items are only expensed when the costs are incurred. Under FRS7, provisions for restructuring and integration costs may no longer be provided as part of purchase accounting.

28.  Summary  of  differences  between  U.K.  and  Dutch  GAAP and  U.S.  GAAP -
(continued)

Pensions

     The combined businesses account for pension costs under the rules set out in SSAP 24. Its objectives and principles are broadly in line with those set out in the U.S. accounting standard for pensions, SFAS 87, Employers' Accounting for Pensions. However, SSAP 24 is less prescriptive in the application of the actuarial method and assumptions to be applied in the calculation of pension costs.

Short term obligations expected to be refinanced

     Under U.S. GAAP, where it is intended to refinance short term obligations on a long term basis and this is supported by an ability to consummate the refinancing, such short term obligations should be excluded from current liabilities and shown as long term obligations. Under U.K. and Dutch GAAP, such obligations can only be excluded from current liabilities where, additionally, the debt and the facility are under a single agreement or course of dealing with the same lender or group of lenders. Short term obligations totalling, as at December 31, 1998, L602 million (1997 L602 million) would thus be excluded from current liabilities under U.S. GAAP and shown as long term obligations.

Sale and lease back transactions of real estate

     U.S. GAAP prescribes certain requirements for income recognition on real estate transactions relating to the consummation of a sale and the sellers' continuing involvement in a property, which are not found in U.K. and Dutch GAAP. This results in the profit from certain sale and lease back transactions being deferred and recorded in different accounting periods under U.S. GAAP.

Ordinary dividends

     Under U.K. and Dutch GAAP, dividends are provided for in the year in respect of which they are proposed by the directors. Under U.S. GAAP, such dividends would not be provided for until they are formally declared by the directors.

Exceptional items

     Exceptional items are material items within the combined businesses' ordinary activities which under U.K. and Dutch GAAP are required to be disclosed separately due to their size or incidence.

     Adjusted earnings In note 6 an alternative "adjusted" earnings measure is presented as permitted by U.K. and Dutch GAAP. U.S. GAAP does not permit the presentation of other income measures.

Stock based compensation

     SFAS 123: Accounting for stock based compensation establishes a fair value based method of accounting for stock based compensation plans and encourages the recognition of the compensation cost on this basis in the income statement. Where the cost is not recognized the proforma effect of the valuation method on net income must be disclosed. Under U.K. and Dutch GAAP the compensation element is not required to be recognized in net income.

     The  disclosure  only  provisions  of  SFAS  123  have  been  adopted.   If
compensation costs based on fair value at the grant dates had been recognised in the income statement net income would not have been materially affected.

Recently Issued Accounting Pronouncements

     SFAS 133: Accounting for Derivative Instruments and Hedging Activities, was issued in June 1998. The standard requires all derivative instruments to be valued at fair value in the balance sheet and is effective for financial years beginning after June 15, 1999. Changes in fair value are accounted for through the income statement or comprehensive income statement depending on whether the derivative is designated as a hedging instrument and, if appropriate, its effectiveness as a hedging instrument. The impact of adopting the standard cannot be reasonably estimated at this time. Under U.K. and Dutch GAAP the fair value of derivative instruments is a disclosure item and is not accounted for in the financial statements.

28  Summary  of  differences  between  U.K.  and  Dutch  GAAP  and  U.S.  GAAP -
(continued)

Approximate effects on net income of differences between U.K. and Dutch GAAP and U.S. GAAP:

                                                                             Year ended December 31,
                                                                     ------------------------------------
                                                                              1996       1997       1998
                                                                           (restated) (restated)
                                                                     ------------------------------------
                                                                               (in L millions)
Net income under U.K. and Dutch GAAP as originally reported                   604        207         772
 Prior year adjustment (adoption of FRS 10; see note 1)                      (238)      (221)         --
                                                                     ------------------------------------
Net income under U.K. and Dutch GAAP as restated                              366        (14)        772
                                                                     ------------------------------------
U.S. GAAP adjustments:
 Amortization of goodwill and other intangibles                               125          1        (477)
 Deferred taxation                                                            (16)        32          77
 Acquisition accounting                                                        (9)        (1)        (10)
 Sale and lease back                                                           14          1           6
 Pensions                                                                      15         23          30
 Other                                                                         (2)         1          --
                                                                     ------------------------------------
Net income under U.S. GAAP                                                    493         43         398
                                                                     ====================================
Analyzed:
 Continuing operations                                                        450          3        (122)
 Discontinued operations
 --income from operations                                                      43         40          (1)
 --gain on sales                                                               --         --         521
                                                                     ------------------------------------
                                                                              493         43         398
                                                                     ====================================

Approximate effects on combined shareholders' equity of differences between U.K. and Dutch GAAP and U.S. GAAP:

                                                           At December 31,
                                                      -------------------------
                                                           1997        1998
                                                        (restated)
                                                      -------------------------
                                                           (in L millions)
Combined shareholders' equity under U.K. and Dutch GAAP    1,494       2,130
 as originally reported
 Prior year adjustment (adoption of FRS 10; see note 1)      198          --
                                                        --------------------
Combined shareholders' equity under U.K. and Dutch GAAP    1,692       2,130
 as restated
                                                        --------------------
U.S. GAAP adjustments:
 Goodwill and other intangibles                              925         637
 Deferred taxation                                          (127)       (242)
 Acquisition accounting                                       19           8
 Pensions                                                     26          57
 Other                                                       (12)         (1)
 Ordinary dividends not declared in the period               251         244
                                                        --------------------
Combined shareholders' equity under U.S. GAAP              2,774       2,833
                                                        ====================

28. Summary of differences between U.K. and Dutch GAAP and U.S. GAAP - (continued )

Cash Flow Information

     Cash flows under U.K. and Dutch GAAP in respect of taxation, returns on investment, dividends received from joint ventures and servicing of finance would be included within operating activities under SFAS 95. Under SFAS 95 cash is aggregated for cash flow statements with cash equivalents being short term investments with original maturities of three months or less.

     Under U.S. GAAP, the following amounts would be reported:

                                                                  Year ended December 31,
                                                           -----------------------------------
                                                                 1996        1997       1998
                                                           -----------------------------------
                                                                      (in L millions)
Net cash provided by operating activities (including
 joint ventures)                                                  721         708        501
Net cash provided/(used) in investing activities                   18        (762)      (478)
Net cash used in financing activities                            (278)       (244)      (428)
                                                         ------------------------------------
Net increase/(decrease) in cash and cash equivalents              461        (298)      (405)
                                                         ====================================
Reconciliation of cash and cash equivalents:
 Cash under U.K. and Dutch GAAP                                    85         110         26
 Current asset investments with original maturity within
  3 months                                                      1,054         704        394
                                                         ------------------------------------
Cash and cash equivalents under U.S. GAAP                       1,139         814        420
                                                         ====================================

Comprehensive Income Information

     SFAS 130: Reporting Comprehensive Income, requires that all items that are required to be recognized as components of comprehensive income under U.S. accounting standards are reported in a separate financial statement. There are no material differences between total recognized gains and losses for the financial year shown in the Statements of Total Recognized Gains and Losses, presented under U.K. and Dutch GAAP, and U.S. GAAP comprehensive income.

Pensions

     Reed Elsevier operates a number of pension schemes around the world. The major schemes are of a defined benefit type with assets held in separate trustee administered funds.

     The most significant scheme is the main U.K. scheme which covers the majority of U.K. employees. The main U.K. pension scheme is much more significant than the other pension schemes of Reed Elsevier plc because it includes substantial numbers of pensioners and deferred pensioners retained when the manufacturing business of Reed International P.L.C. were divested in the late 1980's.

28.  Summary  of  differences  between  U.K.  and  Dutch  GAAP and  U.S.  GAAP -
(continued)

     The scheme is funded to cover future pension liabilities, including expected future earnings and pension increases, in respect of service up to the balance sheet date. The net pension costs/(credits) in respect of this scheme calculated in accordance with SFAS 87 were as follows:

                                                      Year ended December 31,
                                                    -------------------------
                                                            1997        1998
                                                    -------------------------
                                                             (in L millions)
Service costs-- benefits earned during the year               20          22
Interest cost on projected benefit obligations                78          68
Actual return on plan assets                                (105)       (102)
Net amortization and deferral                                (18)        (21)
                                                    -------------------------
Net periodic pension credits                                 (25)        (33)
                                                    =========================

     The following table sets forth the funded status under SFAS 87 of the main U.K. scheme:

                                                           At December 31,
                                                      -----------------------
                                                            1997        1998
                                                      -----------------------
                                                             (in L millions)
Projected benefit obligation                                (924)     (1,205)
Plan assets at fair value                                  1,462       1,530
                                                      -----------------------
Plan assets in excess of projected benefit obligation        538         325
 Unrecognized net gain                                      (329)       (120)
 Unrecognized net transition asset                           (64)        (51)
 Unrecognized prior service cost                              14          23
                                                      -----------------------
Prepaid pension cost                                         159         177
                                                      =======================

                                               At December 31,
                                           -------------------------
                                               1997        1998
                                           -------------------------
                                               (in L millions)
Projected benefit obligation
Balance at January 1                            897         924
 Service cost                                    20          22
 Interest cost                                   78          68
 Prior service cost                              --          20
 Plan amendments                                 --          --
 Actuarial (loss)/gain                          (33)        288
 Contributions                                    5           4
 Disbursements                                  (43)        (46)
 SFAS 88 events                                  --         (75)
                                           -------------------------
Balance at December 31                          924       1,205
                                           =========================

28.  Summary  of  differences  between  U.K.  and  Dutch  GAAP and  U.S.  GAAP -
(continued)

                                                 At December 31,
                                           -------------------------
                                                   1997        1998
                                           -------------------------
                                               (in L millions)
Fair value of assets
Balance at January 1                              1,277       1,462
 Actual return                                      223         221
 Contributions                                        5           4
 Disbursements                                      (43)        (46)
 SFAS 88 events                                      --        (111)
                                           -------------------------
Balance at December 31                            1,462       1,530
                                           =========================


                                                   At December 31,
                                             -------------------------
                                                     1997        1998
                                             -------------------------
                                                      (in L millions)
Prepaid pension cost
Balance at January 1                                  134         159
 Net Periodic Cost                                     25          33
 SFAS 88 events                                        --         (15)
                                             -------------------------
Balance at December 31                                159         177
                                             =========================

The principal assumptions used were:
                                                    1997        1998
                                                -------------------------
Discount rate                                         8%          7%
Salary increases                                      6%        5.5%
Investment return                                     8%          8%
Pension increases                                     4%        3.5%

     Plan assets are invested primarily in equities, index-linked securities and liquid assets.

     The main U.S. pension schemes cover approximately 9,000 of the U.S. employees. The benefits are based on years of service and the employees' compensation. The funding policy is to contribute at least the minimum amount required by law. The net pension costs/(credits) in respect of this scheme calculated in accordance with SFAS 87 were as follows:

                                                   Year ended December 31,
                                                  -------------------------
                                                          1997        1998
                                                  -------------------------
                                                            (in L millions)
Service costs--benefits earned during the year               9          13
Interest cost on projected benefit obligations              10          11
Actual return on plan assets                               (24)        (17)
Net amortization and deferral                               14           4
                                                  -------------------------
Net periodic pension cost                                    9          11
                                                  =========================

28.  Summary  of  differences  between  U.K.  and  Dutch  GAAP and  U.S.  GAAP -
(continued)

     The following table sets forth the funded status under SFAS 87 of the main U.S. schemes:

                                                            At December 31,
                                                       -----------------------
                                                            1997        1998
                                                       -----------------------
                                                         (in L millions)
Projected benefit obligation                                 (141)       (167)
Plan assets at fair value                                     143         160
                                                       -----------------------
Projected benefit obligation in excess of plan assets           2          (7)
 Unrecognized net transition liability                        (22)        (20)
 Unrecognized prior service cost                                1          --
                                                       -----------------------
Accrued pension cost                                          (19)        (27)
                                                       =======================

                                                            At December 31,
                                                       ------------------------
                                                             1997        1998
                                                       ------------------------
                                                          (in L millions)
Projected benefit obligation
Balance at January 1                                          120         141
 Service cost                                                   9          13
 Interest cost                                                 10          11
 Plan amendments                                               --          (6)
 Actuarial gain                                                 8          15
 Disbursements                                                 (6)         (7)
                                                       ------------------------
Balance at December 31                                        141         167
                                                       ========================

                                                            At December 31,
                                                       ------------------------
                                                            1997        1998
                                                       ------------------------
                                                            (in L millions)
Fair value of assets
Balance at January 1                                         118         143
 Actual return                                                24          17
 Contributions                                                 7           7
 Disbursements                                                (6)         (7)
                                                       ------------------------
Balance at December 31                                       143         160
                                                       ========================

                                                        At December 31,
                                                      -----------------------
                                                           1997        1998
                                                      -----------------------
                                                        (in L millions)
Accrued pension cost
Balance at January 1                                        (17)        (19)
 Additional obligations                                      --          (4)
 Net Periodic Cost                                           (9)        (11)
 Contributions                                                7           7
                                                      -----------------------
Balance at December 31                                      (19)        (27)
                                                      =======================

28. Summary of differences between U.K. and Dutch GAAP and U.S. GAAP - (continued) The principal assumptions used were:

                                            1997            1998
                                         -----------    --------------
Discount rate                               7.50%           6.75%
Salary increases                         4.0% to 5.0%   4.5% to 5.0%
Investment return                           9.50%           9.50%



     Plan assets are invested primarily in listed stocks and U.S. bonds.

                                  REED ELSEVIER
SCHEDULE II
                        VALUATION AND QUALIFYING ACCOUNTS

                                          Balance at
                                         beginning of    Cost and       Other                    Balance at
                                             year        expenses     movements    Deductions   end of year
                                        --------------------------------------------------------------------
                                                                  (in L millions)
Year ended December 31, 1996
 Allowance for doubtful receivables            40            17          (9)          (10)          38
Year ended December 31, 1997
 Allowance for doubtful receivables            38            19          (5)          (13)          39
Year ended December 31, 1998
 Allowance for doubtful receivables            39            18           1           (13)          45

                            REED INTERNATIONAL P.L.C.
                        CONSOLIDATED FINANCIAL STATEMENTS

                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Board of Directors and Shareholders of Reed International P.L.C.

     We have audited the accompanying consolidated balance sheets as of December 31, 1998 and 1997, and the related consolidated statements of income, total recognized gains and losses, changes in shareholders' equity and cash flows for the three years ended December 31, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with auditing standards generally accepted in the United Kingdom and the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the aforementioned consolidated financial statements present fairly, in all material respects, the financial position of Reed International P.L.C. and its subsidiaries at December 31, 1998 and 1997 and the results of their operations and their cash flows for the three years ended December 31, 1998 in conformity with accounting principles generally accepted in the United Kingdom (which differ in certain material respects from generally accepted accounting principles in the United States -- see note 17).


DELOITTE & TOUCHE
Chartered Accountants & Registered Auditors
London, England
March 10, 1999

                            REED INTERNATIONAL P.L.C.
                        CONSOLIDATED STATEMENTS OF INCOME

                                                                           Year ended December 31,
                                                                     ------------------------------------
                                                                 Notes      1996       1997        1998
                                                                         (restated) (restated)
                                                                     ------------------------------------
                                                                       (in L millions except per share
                                                                                  amounts)
Net Sales
 Share of joint ventures' net sales                                         1,789      1,808       1,688
 Less: share of joint ventures' net sales                                  (1,789)    (1,808)     (1,688)
                                                                     ------------------------------------
Group net sales                                                                --         --          --
                                                                     ------------------------------------
 Selling, general and administrative expenses                                  (1)        (1)         (1)
                                                                     ------------------------------------
Operating loss                                                                 (1)        (1)         (1)
                                                                     ------------------------------------
Operating income from interests in joint ventures
 Share of operating income before exceptional items and             3         436        449         419
 amortization
 Share of exceptional items                                                    --       (266)        (42)
 Share of amortization of goodwill and intangible assets            1        (132)      (153)       (176)
                                                                     ------------------------------------
Total                                                                         304         30         201
                                                                     ------------------------------------
Non-operating exceptional items                                                --         (1)         (5)
Share of non-operating exceptional items of joint ventures          3          13         30         366
                                                                     ------------------------------------
                                                                               13         29         361
                                                                     ------------------------------------
Net interest income/(expense)
 Group                                                              5           4          3           5
 Share of net interest payable in joint ventures                              (31)       (36)        (26)
                                                                     ------------------------------------
                                                                              (27)       (33)        (21)
                                                                     ------------------------------------
Income before taxes                                                           289         25         540
Taxes on income                                                     6        (113)       (52)       (144)
                                                                     ------------------------------------
Income before preference dividends                                            176        (27)        396
                                                                     ------------------------------------
Preference dividends                                                           --         --          --
                                                                     ------------------------------------
Net income for the financial year                                             176        (27)        396
                                                                     ====================================
Earnings per ordinary share (pence)                                 7        15.5p      (2.4)p      34.7p
                                                                     ====================================
Fully diluted earnings per ordinary share (pence)                   7        15.4p      (2.4)p      34.6p
                                                                     ====================================

     Selling,  general  and  administrative  expenses  include  L388,000  (1997:
L529,000, 1996: L572,000) paid in the year to Reed Elsevier plc under a contract for the services of the directors and administrative support. Non-operating exceptional costs of L4,986,000 (1997 : L1,443,000) were paid to Reed Elsevier plc relating to the abandoned merger of Reed International P.L.C., Elsevier NV and Wolters Kluwer nv businesses.

     1996 and 1997 figures have been restated on the introduction of new U.K. accounting standards to include retrospective amortization of goodwill and intangible assets (FRS 10) and additional information in respect of joint ventures (FRS 9). A more detailed description of the restatement is provided in note 1.

   The accompanying notes on pages F-47 to F-55 are an integral part of these consolidated financial statements.

                            REED INTERNATIONAL P.L.C.
          CONSOLIDATED STATEMENTS OF TOTAL RECOGNIZED GAINS AND LOSSES

                                                                 Year ended December 31,
                                                         ------------------------------------
                                                                  1996       1997       1998
                                                               (restated) (restated)
                                                         ------------------------------------
                                                                     (in L millions)
Net income for the financial year                                 176        (27)        396
Exchange translation differences                                  (68)        (6)         (2)
                                                         ------------------------------------
Total recognized gains and losses for the financial year          108        (33)        394
                                                         ====================================

     The historical cost profits and losses are not materially different from the results disclosed above.

   The accompanying notes on pages F-47 to F-55 are an integral part of these consolidated financial statements.

                            REED INTERNATIONAL P.L.C.
                           CONSOLIDATED BALANCE SHEETS

                                                                  At December 31,
                                                            -------------------------
                                                        Notes   1997           1998
                                                             (restated)
                                                            -------------------------
                                                                   (in L millions)
Fixed assets Investments in joint ventures:
 Share of gross assets                                             2,790       3,081
 Share of gross liabilities                                       (1,945)     (2,015)
                                                            -------------------------
                                                           9         845       1,066
                                                            -------------------------
Current assets
 Debtors                                                  10         209         224
 Short term investments                                                2           2
                                                            -------------------------
Current assets                                                       211         226
Creditors: amounts falling due within one year            11        (125)       (129)
                                                            -------------------------
Net current assets                                                    86          97
                                                            -------------------------
Total assets less current liabilities                                931       1,163
Creditors: amounts falling due after more than one year   12         (36)        (36)
                                                            -------------------------
Net assets                                                           895       1,127
                                                            =========================
Capital and reserves
 Redeemable preference shares                             13           3           3
 Non-redeemable preference shares                         13           1           1
 Ordinary shares                                          13         143         143
 Share premium account                                               215         229
 Profit and loss reserve                                             533         751
                                                            -------------------------
Shareholders' funds                                                  895       1,127
                                                            =========================

     Contingent liabilities -- See note 14.

   The accompanying notes on pages F-47 to F-55 are an integral part of these consolidated financial statements.

                            REED INTERNATIONAL P.L.C.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                   Year ended December 31,
                                            ------------------------------------
                                                 Notes  1996    1997    1998
                                            ------------------------------------
                                                           (in L millions)
Operating loss                                           (1)     (1)     (1)
Non-operating exceptional items                          --      (1)     (5)
Net movement in debtors and creditors                    (1)     --       1
                                                   --------------------------
Net cash outflow from operating activities               (2)     (2)     (5)
                                                   --------------------------
Dividends received from Reed Elsevier plc               135     158     171
  Interest received                                       8       6       5
  Interest paid                                          (4)     (4)     --
                                                   --------------------------
Returns on investments and servicing of finance           4       2       5
Taxation                                                 (1)     (1)     (1)
Equity dividends paid                                  (143)   (158)   (169)
                                                   --------------------------
Net cash (outflow)/inflow before financing               (7)     (1)      1
                                                   --------------------------
  Issue of Ordinary Shares                               15      15      14
  Increase in net funding balances with
   Reed Elsevier plc group                               (8)    (14)    (15)
                                                   --------------------------
Financing                                                 7       1      (1)
                                                   --------------------------
Increase in cash                                 15      --      --      --
                                                   ==========================

     Operating loss is stated before Reed International P.L.C.'s share of income from joint ventures.

   The accompanying notes on pages F-47 to F-55 are an integral part of these consolidated financial statements.

                            REED INTERNATIONAL P.L.C.
           STATEMENTS OF CHANGES IN CONSOLIDATED SHAREHOLDERS' EQUITY

                                                                12.5 Ordinary Shares
                                      L Preference Shares         (previously 25p)
                                     ---------------------------------------------    Share
                                                     Non-                   Share    premium    Profit and
                                     Redeemable   redeemable     Number    capital   account   loss reserve   Total
                                     L millions   L millions      000    L millions L millions  L millions  L millions
                                     ----------   ----------      ---    ---------------------  ----------  ----------
Balance at December 31, 1995, as
 originally reported                        3         1       1,130,470      141       187          766       1,098
 Prior year adjustment (adoption of
 FRS 10; see note 1)                       --        --              --       --        --           --          34
                                    --------------------------------------------------------------------------------
Balance at December 31, 1995,
as restated                                 3         1       1,130,470      141       187          800       1,132
                                    --------------------------------------------------------------------------------
 Net income, as originally reported        --        --              --       --        --          302         302
 Prior year adjustment (adoption of
 FRS 10; see note 1)                       --        --              --       --        --        (126)       (126)
                                    --------------------------------------------------------------------------------
 Net income, as restated                   --        --              --       --        --          176         176
                                    --------------------------------------------------------------------------------
 Ordinary dividends                        --        --              --       --        --        (156)       (156)
 Share of goodwill written off (net
  of disposals) in joint ventures          --        --              --       --        --         (90)        (90)
 Prior year adjustment (adoption of
  FRS 10; see note 1)                      --        --              --       --        --           90          90
 Exchange translation differences
  and other items                          --        --              --       --        --         (76)        (76)
 Issue of Ordinary Shares on
  exercise of share options                --        --           5,584        1        14          --          15
                                    --------------------------------------------------------------------------------
Balance at December 31, 1996
as restated                                 3         1       1,136,054      142       201          744       1,091
                                    --------------------------------------------------------------------------------
Net income, as originally reported         --        --              --       --        --           90          90
 Prior year adjustment (adoption of
 FRS 10; see note 1)                       --        --              --       --        --        (117)       (117)
                                    --------------------------------------------------------------------------------
Net income, as restated                    --        --              --       --        --         (27)        (27)
                                    --------------------------------------------------------------------------------
 Ordinary dividends                        --        --              --       --        --        (167)       (167)
 Share of goodwill written off (net
  of disposals) in joint ventures          --        --              --       --        --        (227)       (227)
 Prior year adjustment (adoption of
 FRS 10; see note 1)                       --        --              --       --        --          227         227
 Exchange translation differences
  and other items                          --        --              --       --        --         (17)        (17)
 Issue of Ordinary Shares on
  exercise of share options                --        --           4,345        1        14           --          15
                                    --------------------------------------------------------------------------------
Balance at December 31, 1997,
as restated                                 3         1       1,140,399      143       215          533         895
                                    --------------------------------------------------------------------------------
 Net income                                --        --              --       --        --          396         396
 Ordinary dividends                        --        --              --       --        --        (172)       (172)
 Exchange translation differences
  and other items                          --        --              --       --        --          (6)         (6)
 Issue of Ordinary Shares on
  exercise of share options                --        --           4,100       --        14           --          14
                                    --------------------------------------------------------------------------------
Balance at December 31, 1998                3         1       1,144,499      143       229          751       1,127
                                    ================================================================================

     The accumulated exchange translation differences included in retained earnings are L(88) million (December 31, 1997 L(86) million, December 31, 1996 L(80) million).

     Reed International P.L.C.'s share of the revenue reserves as restated of the combined businesses is L851 million (1997 L633 million; 1996 L832 million).

   The accompanying notes on pages F-47 to F-55 are an integral part of these consolidated financial statements.

                            REED INTERNATIONAL P.L.C.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. Basis of financial statements

     On January 1, 1993 Reed International and Elsevier contributed their businesses to two companies, Reed Elsevier plc and Elsevier Reed Finance BV. Reed Elsevier plc, which owns all the publishing and information businesses, is incorporated in England and Elsevier Reed Finance BV, which owns the financing and treasury companies, is incorporated in the Netherlands. Reed International and Elsevier each hold a 50% interest in Reed Elsevier plc. Reed International holds a 46% interest in Elsevier Reed Finance BV with Elsevier holding a 54% interest. In addition, Reed International has a 5.8% interest in Elsevier reflecting the relative market capitalizations of the two companies on which the financial terms of the merger of their businesses were based.

     Under equalization arrangements entered into at the time of the merger, ordinary shareholders of Reed International and Elsevier enjoy substantially equivalent dividend and capital rights with respect to their Ordinary Shares in the net income and net assets of the Reed Elsevier combined businesses, comprising the separate legal entities of Reed International, Elsevier, Reed Elsevier plc and Elsevier Reed Finance BV and their respective subsidiaries, associates and joint ventures. These arrangements are such that, with respect to dividend and capital rights, one Elsevier Ordinary Share is, in broad terms, intended to confer equivalent economic interests to 1.538 of a Reed International Ordinary Share. As a result of the equalization arrangements, Reed International shareholders have a 52.9% economic interest in the net income of the Reed Elsevier combined businesses.

Prior year restatement on introduction of new accounting standards

     The new U.K. financial reporting standards, FRS 9: Associates and Joint Ventures and FRS 10: Goodwill and Intangible Assets, which are first applicable in 1998 have been adopted in the preparation of the Reed Elsevier combined financial statements. In adopting FRS 10, which relates to goodwill and intangible assets, the accounting policy has been changed as described below. In all other respects the Reed Elsevier combined financial statements have been prepared on the basis of the accounting policies set out in the Reed Elsevier Annual Review 1997. Under FRS 10, Reed Elsevier capitalizes all acquired goodwill and intangible assets and amortizes them over a maximum period of 20 years, with retrospective application. In prior years, acquired goodwill was written off direct to reserves on acquisition whereas intangible assets were capitalized and not amortized, subject to impairment review. Prior year figures have been restated in the Reed Elsevier combined financial statements and in these financial statements, accordingly, net assets as at January 1, 1998 and 1997 have been restated by L105 million and L(5) million, respectively, (being Reed International's share of capitalization of prior goodwill less cumulative amortization of goodwill and intangibles) and the 1997 and 1996 net income has been reduced by L117 million and L126 million, respectively, taking into account the non-cash amortization charge, the consequent change in the exceptional profit on the sale of businesses and the resultant tax timing differences.

     Under FRS 9: Associates and Joint Ventures, Reed International's interest in the Reed Elsevier combined businesses, previously recorded as associated undertakings now fall under the category of joint venture interest. Reported net income and net assets are unaffected. The standard also introduces presentational changes which have been made to the income statements, statements of cash flows and balance sheets. Prior year figures have been restated accordingly.

2. Accounting policies

     The significant accounting policies adopted are as follows:

     Basis of consolidation The consolidated financial statements have been prepared under the historical cost convention in accordance with applicable accounting principles in the United Kingdom ("U.K. GAAP"). These principles differ in certain significant respects from accounting principles generally accepted in the United States ("U.S. GAAP"); see note 17. Amounts in the financial statements are stated in pounds sterling ("L").

     The consolidated financial statements include Reed International's 52.9% economic interest in the Combined Businesses, accounted for on a gross equity basis.

Determination of profit

     The Reed International share of the Reed Elsevier combined results has been calculated on the basis of the 52.9% economic interest of the Reed International shareholders in the Reed Elsevier combined businesses after taking account of results arising in Reed International and its subsidiary undertakings. Dividends paid to Reed International and Elsevier shareholders are equalized at the gross level inclusive of the benefits of the U.K. tax credit (currently 20%, reducing to 10% on April 6, 1999 and applicable for the 1998 final dividend) received by certain Reed International shareholders. In these financial statements, an adjustment is required to equalize the benefit of the tax credit between the two sets of shareholders in accordance with the equalization agreement. This equalization adjustment arises only on dividends paid by Reed International to its shareholders and reduces the net income of the company by 47.1% of the total amount of the tax credit.

Basis of valuation of assets and liabilities

     Reed International's 52.9% economic interest in the net assets of the combined businesses has been shown on the balance sheet as interests in joint ventures, net of the assets and liabilities reported as part of Reed International and its subsidiary undertakings.

Translation of overseas currencies into sterling

     Statement of income items are translated at average exchange rates. In the consolidated balance sheet, assets and liabilities are translated at rates ruling at the balance sheet date or contracted rates where applicable. The gains or losses relating to the re- translation of Reed International 's 52.9% economic interest in the net assets of the combined businesses are taken directly to retained earnings.

Taxation

     Deferred taxation is provided, using the liability method, to take account of timing differences between the treatment of items for taxation and accounting purposes where it is considered that a liability or asset will crystallise. No provision is made for taxation which might arise in the event of a distribution of retained earnings by joint ventures and overseas subsidiaries.

3. Income from interests in joint ventures

                                                     1996       1997      1998
                                                  (restated) (restated)
                                                  ----------  ---------  -------
                                                           (in L millions)
Share of operating income before
 exceptional items and amortization
Reed Elsevier combined results (50%) ..........       428        443        407
Elsevier NV's result (5.8%) ...................        25         25         23
                                                     ----       ----       ----
                                                      453        468        430
                                                     ----       ----       ----
Effect of tax credit equalization
 on distributed earnings (note 4) .............       (18)       (20)       (12)
Operating losses consolidated within
 Reed International group .....................         1          1          1
                                                     ----       ----       ----
Share of operating income before
 exceptional items and amortization ...........       436        449        419
                                                     ----       ----       ----
Share of non operating exceptional
 items of joint ventures
Based on Reed International's 52.9%
 economic interest ............................        13         29        361
Exceptional charges consolidated
 within Reed International P.L.C
 group ........................................        --          1          5
                                                     ----       ----       ----
Share of non operating exceptional items ......        13         30        366
                                                     ----       ----       ----


4. Effect of tax credit equalization on distributed earnings

     The Reed International share of the Reed Elsevier combined results has been calculated on the basis of the 52.9% economic interest of the Reed International shareholders in the Combined Businesses. Dividends paid to Reed International and Elsevier shareholders are equalized at the gross level inclusive of the benefits of the U.K. tax credit (currently 20%, reducing to 10% on April 6, 1999 and applicable for the 1998 final dividend) received by certain Reed
International shareholders. In these financial statements an adjustment is required to equalize this benefit between the two sets of shareholders in accordance with the equalization agreement. This equalization adjustment arises only on dividends paid by Reed International to its shareholders and reduces the attributable earnings of the company by 47.1% of the total amount of the tax credit.

5. Net interest income/(expense)

                                                         1996      1997     1998
                                                         ----      ----     ----
                                                             (in L millions)
Interest income
 On loans to Reed Elsevier plc group ................       7        7        9
Other interest receivable and similar income ........       1       --       --
                                                           --       --       --
                                                            8        7        9
                                                           --       --       --
Interest expense
On loans from Reed Elsevier plc group ...............      (4)      (4)      (4)
                                                           --       --       --
Net interest income .................................       4        3        5
                                                           ==       ==       ==

6. Taxes on income

     Taxes on income charged to earnings were as follows:

                                               1996         1997      1998
                                           (restated)   (restated)
                                           ----------    ---------  -------
                                                            (in L millions)
U.K. Corporation Tax
  Current ...................................  --            1         1
Share of tax attributable to joint
 ventures
  Before exceptional items .................. 113          112       106
  On exceptional items ......................  --          (61)       37
                                             ----         ----      ----
                                              113           52       144
                                             ====         ====      ====

7. Basic and fully diluted earnings per ordinary share

     The basic earnings per ordinary share for each financial period is calculated as follows:

                                                     Average
                                                     number of       Basic
                                      Earnings       ordinary     earnings per
                                     (restated)   shares in issue ordinary share
                                     ----------   ------------------------------
                                  (in L millions)  (in millions)  (in pence)
Year ended December 31, 1998 ....      396            1,142.6       34.7p
Year ended December 31, 1997 ....      (27)           1,138.9       (2.4)p
Year ended December 31, 1996 ....      176            1,134.4       15.5p

     The fully diluted earnings per ordinary share for each financial period is calculated as follows:


                                                     Average
                                                     number of       Basic
                                      Earnings       ordinary     earnings per
                                     (restated)   shares in issue ordinary share
                                     ----------   ------------------------------
                                  (in L millions)  (in millions)  (in pence)
Year ended December 31, 1998 ....     396             1,144.6         34.6p
Year ended December 31, 1997 ....     (27)            1,143.3        (2.4)p
Year ended December 31, 1996 ....     176             1,140.4        15.4p

     Fully diluted earnings per ordinary share take account of the effects of additional common shares that would be in issue if outstanding dilutive potential shares had been exercised.

     The 1996 basic and fully diluted earnings per ordinary share have been restated to take into account the two for one share split of the Ordinary Shares which became effective on May 2, 1997.

8. Dividends paid and proposed

                                          1996          1997        1998
                                          ----          ----        ----
                                       (in L millions except per share amounts)
First interim .....................          47            50         52
Final (1997 Second Interim) .......         109           117        120
                                         ------        ------        ---
Total .............................         156           167        172
                                         ======        ======        ===
Per 12.5p Ordinary Share
First interim .....................       4.12p         4.40p       4.60p
Final (1997) Second interim) ......       9.48p         10.20p     10.40p
                                         ------        -------     ------
Total .............................      13.60p         14.60p     15.00p
                                         ======        =======     ======


     Dividends in respect of preference shares of Reed International paid in 1998 amounted to L0.2 million (1997 L0.2 million, 1996 L0.2 million).

9. Fixed asset investments

                                                                   Investment
                                                                    in joint
                                                                    ventures
                                                                    ---------
                                                                 (in L millions)
At December 31, 1997, as originally reported .....................     740
Prior year adjustment (adoption of FRS 10; see note 1) ...........     105
                                                                    ------
At December 31, 1997, as restated ................................     845
                                                                    ------
 Share of operating income before interest and tax in
   joint ventures ................................................     201
 Share of non operating exceptional items ........................     366
 Share of net interest payable in joint ventures .................     (26)
 Share of taxation arising in joint ventures .....................    (143)
 Dividends received from joint ventures ..........................    (171)
 Exchange translation differences and other items ................      (6)
                                                                    ------
At December 31, 1998 .............................................   1,066
                                                                    ======

     The net investment in the joint ventures comprises the group's share of:

                                                             1997
                                                          (restated)      1998
                                                          ----------      ----
                                                              (in L millions)
Fixed assets .......................................        1,737         2,160
Current assets .....................................        1,053           921
Creditors: amounts falling due within
  one year .........................................       (1,351)       (1,571)
Creditors: amounts falling due after
  more than one year ...............................         (443)         (422)
Provisions .........................................         (148)          (19)
Minority interests .................................           (3)           (3)
                                                           ------        ------
                                                              845         1,066
                                                           ======        ======

     The investment in joint ventures represents the 52.9% economic interest that Reed International has in the Combined Businesses, less those assets and liabilities that are separately consolidated in the Reed International group accounts. Reed International's indirect 5.8% interest in Elsevier has been reflected within the gross equity accounting for the joint ventures.

10.   Debtors

                                                                1997        1998
                                                                ----        ----
                                                                 (in L millions)
Amounts owed by Reed Elsevier plc group ................         209         224
                                                                 ---         ---
                                                                 209         224
                                                                 ===         ===

     Amounts falling due after more than one year are L40 million (1997 L40 million).

11. Creditors: amounts falling due within one year

                                                            1997        1998
                                                            ----        ----
                                                               (in L millions)
Proposed dividends .............................             117             120
Taxation .......................................               7               7
Other creditors ................................               1               2
                                                             ---             ---
                                                             125             129
                                                             ===             ===

12. Creditors: amounts falling due after more than one year

                                                              1997        1998
                                                              ----        ----
                                                               (in L millions)
Amounts owed to Reed Elsevier plc group ..................      36         36
                                                                ==         ==

13. Share capital

                                                       Issued and   Issued and
                                        Authorized     Fully Paid   Fully Paid
                                        ----------     ----------   ----------
                                                  (in L millions)
Preference shares (cumulative)
 of L1.00 each
Redeemable at par at the option
 of the company
  3.15% (previously 4.5%) ..............      2            2            2
  3.85% (previously 5.5%) ..............      1            1            1
Non-redeemable
  3.50% (previously 5%) ................     --           --           --
  4.90% (previously 7%) ................      1            1            1
                                            ---          ---          ---
Non equity shares ......................      4            4            4
Ordinary shares of 12.5p each
 (previously 25p) ......................    143          143          143
Unclassified shares of 12.5p each
 (previously 25p) ......................     41           --           --
                                            ---          ---          ---
Total ..................................    188          147          147
                                            ===          ===          ===



     Details of shares issued under share option schemes are set out in note 16.

     Following the resolution at the Annual General Meeting in April 1997, Reed International undertook a two for one split of its Ordinary Shares which became effective on May 2, 1997.

     A proposal will be put to shareholders at the Annual General Meeting in April 1999 to repay and cancel the company's preference shares.

14. Contingent liabilities

     There are contingent liabilities in respect of borrowings guaranteed by Reed International:

                                                                1997        1998
                                                                ----        ----
                                                                (in L millions)
Borrowings of Reed Elsevier plc group and
 Elsevier Reed Finance BV group
  Guaranteed jointly and severally with Elsevier .........      1,168      1,616
  Guaranteed solely by Reed International ................          5          2
                                                                -----      -----
                                                                1,173      1,618
                                                                =====      =====

     There  are a number  of  outstanding  legal  claims  against  the  Combined
Businesses but they are not considered to be material in the context of these financial statements.

15. Statements of cash flows

                                                         Net funding
                                                           balances
                                                          with Reed
                                          Current asset  Elsevier plc
                                    Cash   investments       group        Total
                                    ----   -----------       -----        -----
                                                    (in L millions)
Reconciliation of net borrowings
At December 31, 1996 ............... --         2             159          161
Cash flow .......................... --        --              14           14
                                    ----      ----            ---          ---
At December 31, 1997 ............... --         2             173          175
Cash flow .......................... --        --              15           15
                                    ----      ----            ---          ---
At December 31, 1998 ............... --         2             188          190
                                    ====       ===            ===          ===

16. Share option schemes

     Reed Elsevier plc operates a savings related share option scheme which is open to all U.K. employees of Reed Elsevier plc and participating companies under its control who are in employment on a predetermined date prior to the date of invitation. The following options have been granted over Reed International Ordinary Shares, and may be exercised at the end of the savings period at a price equivalent to not less than 80% of the market value of the Reed International Ordinary Shares at the time of grant.

     Transactions during the three financial periods ended December 31, 1998, adjusted for the subdivision of Reed International Ordinary Shares, were:

                                                      Number of       Exercise
                                                      Ordinary         price
                                                       Shares         (pence)
                                                       ------         ---------
Outstanding at December 31, 1995 ...............     8,483,694
Granted ........................................     1,140,930            475.8
Exercised ......................................    (2,006,618)     141.4-475.8
Lapsed .........................................    (1,056,872)
                                                     ---------
Outstanding at December 31, 1996 ...............     6,561,134
Granted ........................................     1,541,679            449.8
Exercised ......................................    (1,098,407)     199.8-475.8
Lapsed .........................................      (566,923)
                                                     ---------
Outstanding at December 31, 1997 ...............     6,437,483
Granted ........................................       881,830            499.2
Exercised ......................................    (2,032,556)       263-499.2
Lapsed .........................................    (1,339,934)
                                                     ---------
Outstanding at December 31, 1998 ...............     3,946,823
                                                     =========

     Options outstanding at December 31, 1998 were exercisable by 2004.

     Reed Elsevier plc operates an executive share option scheme and options are granted to selected full time employees of Reed Elsevier plc. The options are granted over Reed International Ordinary Shares, and are normally exercisable after three years and may be exercised up to ten years from the date of grant at a price equivalent to the market value of the Reed International Ordinary Shares at the time of grant.

     Transactions under the Reed Elsevier plc Executive Schemes and the Reed International Executive Schemes during the three financial periods ended December 31, 1998, adjusted for the subdivision of Reed International Ordinary Shares, were:

                                                   Number of        Exercise
                                                    Ordinary         price
                                                     Shares         (pence)
                                                     ------         -------
Outstanding at December 31, 1995 ..............    13,269,800
 Granted ......................................     2,949,200             585.25
 Exercised ....................................    (3,577,400)     188.75-410.25
 Lapsed .......................................      (102,000)
                                                   ----------
Outstanding at December 31, 1996 ..............    12,539,600
 Granted ......................................     3,140,000             565.75
 Exercised ...................................     (3,246,600)     188.75-585.25
 Lapsed .......................................      (177,000)
                                                   -----------
Outstanding at December 31, 1997 ..............    12,256,000
 Granted ......................................     1,125,400            523-611
 Exercised ....................................    (2,067,200)     208.75-585.25
 Lapsed .......................................      (829,200)
                                                   -----------
Outstanding at December 31, 1998 ..............    10,485,000
                                                   ===========


     Options outstanding at December 31, 1998 were exercisable by 2008.

17. Summary of differences between U.K. and U.S. GAAP

     The consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United Kingdom ("U.K. GAAP"), which differ in certain significant respects from generally accepted accounting principles in the United States ("U.S. GAAP"). These differences relate principally to the following items and the approximate effect on net income and shareholders' equity is shown in the following tables.

Impact of U.S. GAAP adjustments to combined financial statements

     Reed International accounts for its 52.9% economic interest in the Combined Businesses, before the effect of tax credit equalization (see note 4), by the gross equity method in conformity with U.K. GAAP which is similar to the equity method used under U.S. GAAP. Using the equity method to present its net income and shareholders' equity under U.S. GAAP Reed International reflects its 52.9% share of the effects of differences between U.K. and Dutch GAAP and U.S. GAAP relating to the Combined Businesses and, the effect on tax credit equalization of recognizing dividends under U.S. GAAP, only if declared in the period, as a single reconciling item. The most significant differences relate to U.S. GAAP requirements in respect of the capitalization and amortization of goodwill and other intangibles, and of deferred taxes. This had a particularly substantial impact in 1998. In view of the consideration given to the determination of appropriate prudent asset lives on adoption of FRS 10 under U.K. GAAP (see note
1), the remaining asset lives for U.S. GAAP purposes were reviewed and determined consistently with those adopted for the new U.K. GAAP treatment. This re-evaluation of asset lives under U.S. GAAP, which is effective from January 1, 1998, significantly increased the periodic amortization charge, as the unamortized value of existing assets, which were previously amortized over periods up to 40 years, are now being amortized over shorter periods. A more complete explanation of the accounting policies used by the Combined Businesses and the differences between U.K. and Dutch GAAP and U.S. GAAP is given in the combined financial statements.

Ordinary dividends

     Under U.K. GAAP, dividends are provided for in the year in respect of which they are proposed by the directors. Under U.S. GAAP, such dividends would not be provided for until they are formally declared by the directors.

Exceptional items

     Exceptional items are material items within Reed International's ordinary activities which under U.K. GAAP are required to be disclosed separately due to their size or incidence.

Earnings per share

     Under U.K. and U.S. GAAP, the calculation of basic earnings per share is based only on common stock in issue; fully diluted earnings per Reed International Ordinary Share amounts take account of the effects of additional common stock that would be in issue if outstanding dilutive potential shares had been exercised.

Approximate effects on net income of differences between U.K. and U.S. GAAP:

                                                      Year ended December 31,
                                               ---------------------------------
                                                  1996        1997       1998
                                               (restated)  (restated)
                                               ----------   ---------   --------
                                                    (in L millions, except
                                                      per share amounts)
Net income under U.K. GAAP ....................   176         (27)        396
U.S. GAAP adjustments:
 Impace of U.S.GAAP adjustments to combined
  financial statements ........................    68          31        (205)
                                                -----        ----        ----
Net income under U.S. GAAP ....................   244           4         191
                                                =====        ====        ====
Basic earnings per ordinary share under
 U.S. GAAP (pence) ............................  21.4p        0.4p        16.7p
                                                =====        ====        ====
Fully diluted earnings per ordinary share
 under U.S. GAAP (pence) ......................  21.4p        0.4p        16.7p
                                                =====        ====        ====


     The basic and fully diluted earnings per ordinary shares under U.S. GAAP have been restated to take into account the two for one share subdivision which become effective on May 2, 1997.

     The basic and fully diluted earnings per ordinary share under U.S. GAAP include a 52.9% share of the following items, for 1998, 24.1p in respect of profit on sale (under U.S. GAAP) of discontinued businesses and 12.3p (loss) in respect of the non-recurring element of the incremental amortization of goodwill and intangibles arising as a consequence of the re-evaluation of the Combined Businesses' asset lives, and for 1997, 21.6p (loss) in respect of the Reed Travel Group provision for customer compensation and related expenses and reorganization costs and the non-cash writedown (under U.S. GAAP) of Reed Travel Group goodwill and intangibles.

Approximate  effects  shareholders'  equity of differences between U.K. and U.S.
GAAP:

                                                              At December 31,
                                                            --------------------
                                                               1997       1998
                                                             (restated)
                                                             ----------   ----
                                                                (in L millions)
Shareholders' equity under U.K. GAAP .....................      895      1,127
U.S. GAAP adjustments:
  Impact of U.S. GAAP adjustments to combined
   financial statements ..................................      455        252
  Ordinary dividends not declared in the period ..........      117        120
                                                              -----      -----
Shareholders' equity under U.S. GAAP .....................    1,467      1,499
                                                              =====      =====

                                   ELSEVIER NV

                              FINANCIAL STATEMENTS

                        REPORT OF INDEPENDENT ACCOUNTANTS

     To the members of the Supervisory and Executive Boards and the Shareholders of Elsevier NV

     We have audited the accompanying balance sheets as of December 31, 1998 and 1997, and the related statements of income, total recognized gains and losses, changes in shareholders' equity and cash flows for the three years ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with auditing standards generally accepted in the Netherlands and the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the aforementioned financial statements present fairly, in all material respects, the financial position of Elsevier NV at December 31, 1998 and 1997 and the results of its operations and its cash flows for the three years ended December 31, 1998 in conformity with accounting principles generally accepted in the Netherlands (which differ in certain material respects from generally accepted accounting principles in the United States -- see note 13).



DELOITTE & TOUCHE
Registeraccountants
Amsterdam, The Netherlands
March 10, 1999

                                   ELSEVIER NV
                              STATEMENTS OF INCOME

                                                     Year ended December 31,
                                                  ------------------------------
                                                     1996       1997       1998
                                          Notes   (restated) (restated)
                                          -----   ---------- ----------    ----
                                                    (in Dfl millions, except per
                                                             share amounts)
  Wages and salaries .....................           (10)       (12)       (11)
  Merger expenses (exceptional charges) ..            --         (3)       (12)
  Other expenses net of recharges to
   affiliates ............................             3          7          8
                                                  ------     ------     ------
Operating expenses .......................            (7)        (8)       (15)
                                                  ------     ------     ------
Share in net income of affiliates
 Share of net income excluding
  exceptional items and amortization
  of goodwill and intangible assets ......           781        966        928
 Share of exceptional items, net of tax ..            32       (531)       887
 Share of amortization of goodwill and
  intangible assets, net of tax ..........          (344)      (461)      (545)
                                                  ------     ------     ------
Total ....................................           469        (26)     1,270
  Interest income ........................            13          9         11
  Interest expense .......................            (1)        (2)        (2)
                                                  ------     ------     ------
Financial results ........................           481        (19)     1,279
                                                  ------     ------     ------
Income before tax ........................           474        (27)     1,264
Tax ......................................             7          5          2

                                                  ------     ------     ------
Net income ...............................           481        (22)     1,266
                                                  ------     ------     ------
Earnings per ordinary share (Dfl) ........    3     0.68      (0.03)      1.79
                                                  ======     ======     ======



                 STATEMENTS OF TOTAL RECOGNIZED GAINS AND LOSSES

                                                   Year ended December 31,
                                              --------------------------------
                                                 1996         1997        1998
                                              (restated)   (restated)
                                              ----------   ----------    -----
                                                       (in Dfl millions)
Net income for the financial year ........         481         (22)       1,266
Exchange translation differences .........         337         341         (215)
                                                ------      ------       ------
Total recognized gains and losses
 for the financial year ..................         818         319        1,051
                                                ======      ======       ======


     1996 and 1997 figures have been restated on the introduction, and adoption by the Combined Businesses, of new U.K. accounting standards. A more detailed description of the restatement is provided in note 1.


   The accompanying notes on pages F-62 to F-67 are an integral part of these financial statements.

                                   ELSEVIER NV
                                 BALANCE SHEETS

                                                            At December 31,
                                                          --------------------
                                                             1997         1998
                                                  Notes   (restated)
                                                  -----   ----------      ----
                                                             (in Dfl millions)
Financial fixed assets ..................           5        3,070        3,661
                                                            ------       ------
  Accounts receivable ...................           6           94          128
  Cash and cash equivalents .............                      220           37
                                                            ------       ------
Total current assets ....................                      314          165
Total current liabilities ...............           7         (444)        (390)
                                                            ------       ------
Net working capital .....................                     (130)        (225)
                                                            ------       ------
Long term liabilities ...................           8          (24)         (25)
Provisions ..............................           9          (90)         (78)
                                                            ------       ------
Net assets ..............................                    2,826        3,333
                                                            ======       ======
  Share capital issued ..................          10           71           71
  Paid-in surplus .......................                      843          854
  Legal reserve .........................                    1,726        2,092
  Other reserves ........................                      186          316
                                                            ------       ------
Shareholders' funds .....................                    2,826        3,333
                                                            ======       ======

Contingent liabilities -- see note 11.




   The accompanying notes on pages F-62 to F-67 are an integral part of these financial statements.

                                   ELSEVIER NV
                            STATEMENTS OF CASH FLOWS

                                                       Year ended December 31,
                                                     ---------------------------
                                                      1996      1997       1998
                                                      ----      ----       ----
                                                           (in Dfl millions)
Cash from operations ..........................        18         (1)       (18)
Dividends received ............................       125        679        715
Dividend paid .................................      (405)      (566)      (634)
                                                     ----       ----       ----
Cash (outflow)/surplus from operations ........      (262)       112         63
                                                     ----       ----       ----
Received on newly issued shares ...............        55         21         11
Change in net funding balances
 with affiliates ..............................       204         83        (33)
Changes to long term borrowings ...............         2          3          1
Capital contribution in affiliates ............        --         --       (225)
                                                     ----       ----       ----
Financing .....................................       261        107       (246)
                                                     ----       ----       ----
Changes in cash and cash equivalents ..........        (1)       219       (183)
                                                     ====       ====       ====
Balance of cash and cash equivalents
 at December 31 ...............................         1        220         37
                                                     ====       ====       ====


   The accompanying notes on pages F-62 to F-67 are an integral part of these financial statements.

                                   ELSEVIER NV
                  STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

                                              Dfl1.00 R-Shares        Dfl0.10 Ordinary Shares
                                              -----------------    -----------------------------
                                                         Share                 Share     Paid-in     Legal        Other
                                              Number    capital    Number     capital    surplus    reserve     reserves     Total
                                              ------    -------    ------     -------    -------    -------     --------     -----
                                                         Dfl                   Dfl        Dfl        Dfl         Dfl         Dfl
                                               '000     million     '000      million    million    million     million     million
Balance at December 31, 1995
 as originally reported .................      4,050          4    661,773         66        768      1,220         505       2,563
Prior year adjustment
 (adoption of FRS 10;
 see note 1) ............................         --         --         --         --         --         79          --          79
                                             -------    -------    -------    -------    -------    -------     -------     -------
Balance at December 31, 1995
 as restated ............................      4,050          4    661,773         66        768      1,299         505       2,642
                                             -------    -------    -------    -------    -------    -------     -------     -------
Net income ..............................         --         --         --         --         --        782          12         794
Prior year adjustment
 (adoption of FRS 10;
 see note 1) ............................         --         --         --         --         --       (313)         --        (313)
                                             -------    -------    -------    -------    -------    -------     -------     -------
Net income, as restated .................         --         --         --         --         --        469          12         481
                                             -------    -------    -------    -------    -------    -------     -------     -------
Ordinary dividends ......................         --         --         --         --         --         --        (506)       (506)
Issue of shares .........................         --         --      3,726          1         54         --          --          55
Share of affiliates' results:
Dividends ...............................         --         --         --         --         --       (125)        125          --
Exchange translation
 differences ............................         --         --         --         --         --        337          --         337
Equalization ............................         --         --         --         --         --         44          --          44
Goodwill written off on
 acquisitions net of disposals ..........         --         --         --         --         --       (222)         --        (222)
Prior year adjustment
 (adoption of FRS 10;
 see note 1) ............................         --         --         --         --         --        222          --         222
                                             -------    -------    -------    -------    -------    -------     -------     -------
Balance at December 31, 1996
as restated .............................      4,050          4    665,499         67        822      2,024         136       3,053
                                             -------    -------    -------    -------    -------    -------     -------     -------
Net income ..............................         --         --         --         --         --        326           4         330
Prior year adjustment
 (adoption of FRS 10;
 see note 1) ............................         --         --         --         --         --       (352)         --        (352)
                                             -------    -------    -------    -------    -------    -------     -------     -------
Net income, as restated .................         --         --         --         --         --        (26)          4         (22)
                                             -------    -------    -------    -------    -------    -------     -------     -------
Ordinary dividends ......................         --         --         --         --         --         --        (633)       (633)
Issue of shares .........................         --         --      1,215         --         21         --          --          21
Share of affiliates' results:
Dividends ...............................         --         --         --         --         --       (679)        679          --
Exchange translation
 differences ............................         --         --         --         --         --        341          --         341
Equalization ............................         --         --         --         --         --         66          --          66
Goodwill written off on
 acquisitions net of disposals ..........         --         --         --         --         --       (684)         --        (684)
Prior year adjustment
 (adoption of FRS 10;
 see note 1) ............................         --         --         --         --         --        684          --         684
                                             -------    -------    -------    -------    -------    -------     -------     -------
Balance at December 31, 1997
as restated .............................      4,050          4    666,714         67        843      1,726         186       2,826
                                             -------    -------    -------    -------    -------    -------     -------     -------
Net income ..............................         --         --         --         --         --      1,270          (4)      1,266
Ordinary dividends ......................         --         --         --         --         --         --        (581)       (581)
Issue of shares .........................         --         --        590         --         11         --          --          11
Share of affiliates' results:
Dividends ...............................         --         --         --         --         --       (715)        715          --
Exchange translation
 differences ............................         --         --         --         --         --       (215)         --        (215)
Equalization ............................         --         --         --         --         --         26          --          26
                                             -------    -------    -------    -------    -------    -------     -------     -------
Balance at December 31, 1998 ............      4,050          4    667,304         67        854      2,092         316       3,333
                                             =======    =======    =======    =======    =======    =======     =======     =======

     The accumulated exchange translation differences included in retained earnings is Dfl157 million (1997 Dfl372 million; 1996 Dfl31 million). At December 31, 1998, 1997 and 1996 the legal reserve comprised Elsevier NV's share of the post acquisition accumulated retained earnings of affiliates.

   The accompanying notes on pages F-62 to F-67 are an integral part of these financial statements.

                                   ELSEVIER NV
                        NOTES TO THE FINANCIAL STATEMENTS

1. Basis of financial statements

     The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the Netherlands ("Dutch GAAP"), which differ in certain significant respects from accounting principles generally accepted in the United States ("U.S. GAAP"); see note 13. Amounts in the financial statements are stated in Dutch guilders ("Dfl"). Certain disclosures required to comply with Dutch statutory reporting requirements have been omitted.

Prior year restatement on introduction of new accounting standards

     The new U.K. financial reporting standards, FRS 9: Associates and Joint Ventures and FRS 10: Goodwill and Intangible Assets, which are first applicable in 1998 have been adopted in the preparation of the Reed Elsevier combined financial statements. In adopting FRS 10, which relates to goodwill and intangible assets, the accounting policy has been changed as described below. In all other respects the Reed Elsevier combined financial statements have been prepared on the basis of the accounting policies set out in the Reed Elsevier Annual Review 1997. Under FRS 10, Reed Elsevier capitalizes all acquired goodwill and intangible assets and amortizes them over a maximum period of 20 years, with retrospective application. In prior years, acquired goodwill was written off direct to reserves on acquisition whereas intangible assets were capitalized and not amortized, subject to impairment review. Prior year figures have been restated in the Reed Elsevier combined financial statements and in these financial statements accordingly. Elsevier's net assets as at January 1, 1998 and 1997 have been restated by Dfl331 million and Dfl(12) million, respectively, (being Elsevier's share of capitalization of prior goodwill less cumulative amortization of goodwill and intangible assets) and the 1997 and 1996 net income has been reduced by Dfl352 million and Dfl313 million, respectively, for the non-cash amortization charge, the consequent change in the exceptional profit on the sale of businesses and the resultant tax timing differences.

2. Accounting policies

     The significant accounting policies adopted are as follows:

Basis of consolidation

     The economic interests of Elsevier and Reed International shareholders in the Combined Businesses are governed by reference to the equalization arrangement that was entered into by the two companies at the time of the Merger. This arrangement was designed to secure for both sets of shareholders substantially equivalent ordinary dividend and capital rights in the earnings and net assets of the Combined Businesses.

     Since November 1994 Elsevier holds 54% of the shares in Elsevier Reed Finance BV and is required to prepare consolidated financial statements. However, management believes that a better insight into the financial position and results of Elsevier is provided by looking at the investment in the Combined Businesses in aggregate, as presented in the statutory financial statements, and with regard to the financial information contained in the combined financial statements.

     The investment in affiliates is valued using equity accounting as adjusted for the effects of the existing equalization arrangement between Reed International and Elsevier. The arrangement provides for the distribution of dividends and net assets in such a way that Elsevier's share in the profit and net assets of Reed Elsevier equals 50%. All settlements accruing to shareholders from the equalization arrangements are taken direct to retained earnings.

Basis of determination of income

     Insofar  as  it  is  not  evident  from  the  above,   the  bases  for  the
determination of income are as follows:

     Under the merger agreement, Elsevier is entitled to 50% of the Reed Elsevier combined profit attributable to parent companies' shareholders. In calculating the guilder equivalent of that share of profit, sterling's average exchange rate for the year is applied. For 1998, this rate was Dfl3.28 (1997:
3.19; 1996 : 2.63).

     Tax is calculated on profit from Elsevier's own operations, taking into account profit not subject to tax and the net tax credit in connection with dividends received from Reed Elsevier plc. The difference between tax charged and tax payable in the short term is included in the provision for tax liabilities. This provision is based upon relevant rates, taking into account tax deductible losses which can be compensated within the foreseeable future.

Basis of valuation of assets and liabilities

     In calculating past service liabilities, an interest rate of 6% has been applied.

     Other assets and liabilities are stated at face value.

     Balance sheet amounts expressed in foreign currencies are translated at the exchange rates effective at the balance sheet date. Currency translation differences arising from the conversion of investments in affiliates, expressed in foreign currencies, are directly credited or charged to shareholders' equity.

3. Basic earnings per ordinary share

                                            Average number
                                  Earings      of Ordinary    Basic earnings per
                                (restated)   Shares in issue    ordinary share
                                ----------   ---------------    --------------
                                 (in Dfl
                                 millions)     (in millions)        (in Dfl)
Year ended December 31, 1998 ..   1,266              667              1.79
Year ended December 31, 1997 ..     (22)             666             (0.03)
Year ended December 31, 1996 ..     481              664              0.68



     Of Elsevier's 50% share of the net income of the Combined Businesses, 47.1% accrues to the holders of the Ordinary Shares and 2.9% to Reed International, the holder of the R-shares. Consequently, the earnings per ordinary share calculations are based on 47.1% of the net income of the Combined Businesses.

4. Proposal for allocation of income

                                                  1996         1997        1998
                                               (restated)   (restated)
                                               ----------   ----------    -----
                                                       (in Dfl millions)
Interim dividend Ordinary Shares .........         133          193          194
Final dividend Ordinary Shares
 (1997 Second Interim) ...................         373          440          387
Dividend R-shares (1998 Dfl40,500;
 1997 Dfl40,500; 1996 Dfl40,500) .........          --           --           --
Retained (loss withdrawn from
 reserves)/profit ........................         (25)        (655)         685
                                                ------       ------       ------
                                                   481          (22)       1,266
                                                ======       ======       ======


     The 1998 dividend will be paid in Dutch guilders. For the financial year 2000 it is intended to commence payments of dividends in euros.

     The dividend paid by Elsevier equals the Reed International dividend plus the U.K. tax credit (currently 20%, reducing to 10% on April 6, 1999 and applicable for the 1998 final dividends). As a result Elsevier distributes a higher proportion of the combined net income than Reed International. Reed International's share in this difference in dividend is settled with Elsevier and has been credited directly to retained earnings under equalization, because this settlement maintains the contractually agreed balance between the shareholders of Elsevier and Reed International.

     Elsevier can pay a nominal dividend to Reed International on its R-shares that is lower than the dividend on the Ordinary Shares. Reed International will be compensated by direct dividend payments by Reed Elsevier plc. Equally, Elsevier is able to receive dividends direct from Dutch affiliates. The settlements flowing from these arrangements are also taken direct to retained earnings under equalization.

     Changes resulting from equalization are as follows:

                                                 1997          1998
                                              (restated)
                                              ----------       ----
                                                 (in Dfl millions)
U.K. tax credit ........................         63             40
R-shares dividend ......................        (29)           (31)
Proceeds of Ordinary Shares ............         11             19
Exchange differences ...................         21             (2)
                                                ---            ---
                                                 66             26
                                                ===            ===

5. Financial fixed assets

                                                              Investments
                                                                   in
                                                               affiliates
                                                               ----------
                                                            (in Dfl millions)

At December 31, 1997 as originally reported ................        2,739
Prior year adjustment (adoption of FRS 10; see note 1) .....          331
                                                                   ------
At December 31, 1997, as restated ..........................        3,070
                                                                   ------
Capital contribution in affiliates .........................          225
Share in net income of affiliates ..........................        1,270
Dividends received .........................................         (715)
Exchange translation differences ...........................         (215)
Equalization ...............................................           26
                                                                   ------
At December 31, 1998 .......................................        3,661
                                                                   ======


     The investments in affiliates at December 31, 1998 are:

          Reed Elsevier plc, London (50%)

          Elsevier Reed Finance BV, Amsterdam (54%)

     In addition, Elsevier holds Dfl0.3 million par value in shares with special dividend rights in Reed Elsevier Overseas BV and Reed Elsevier Nederland BV. These shares are included in the amount shown under investment in affiliates above. They enable Elsevier to receive dividends from companies within the same tax jurisdiction.

     In 1998 Elsevier made an extra capital contribution of Dfl225 million in Reed Elsevier Overseas BV to finance the acquisitions of Matthew Bender and the remaining 50% of Shephard's.

6. Accounts receivable

                                                        1997         1998
                                                        ----         ----
                                                         (in Dfl millions)
Accounts receivable from affiliates ..................    87          120
Other receivables ....................................     7            8
                                                         ---          ---
                                                          94          128
                                                         ===          ===


     The accounts receivable from affiliates bear interest.

7. Total current liabilities

                                                      1997           1998
                                                      ----           ----
                                                        (in Dfl millions)
Trade liabilities ..............................         4               3
Proposed cash dividend .........................       440             387
                                                       ---             ---
                                                       444             390
                                                       ===             ===

8. Long term liabilities

                                               Currency       1997       1998
                                               --------       ----       ----
                                                            (in Dfl millions)
Other loans
Convertible debenture loans .............      Guilders         24         25
                                                                ==         ==


     Convertible debenture loans consist of four convertible personnel debenture loans with a weighted average interest rate of 6.2%. Depending on the conversion terms, the surrender of Dfl1,000 at par qualifies for the acquisition of 40 to 60 Elsevier Ordinary Shares of Dfl0.10 par value.

9. Provisions

                                                          1997         1998
                                                          ----         ----
                                                          (in Dfl millions)
Tax liabilities ....................................       81            76
Pensions and severance pay .........................        9             2
                                                           --            --
                                                           90            78
                                                           ==            ==


10. Share capital

                                                      Issued and    Issued and
                                        Authorized    fully paid    fully paid
                                        ----------    ----------    ----------
                                           1998          1997          1998
                                           ----          ----          ----
                                                   (in Dfl millions)
Ordinary Shares of Dfl0.10 each ........    210            67            67
R-shares of Dfl1.00 each ...............     30             4             4
                                            ---           ---           ---
Total ..................................    240            71            71
                                            ===           ===           ===



     The authorized share capital as at December 31, 1998 consists of 2,100 million Ordinary Shares and 30 million registered R shares. Total issued ordinary share capital at December 31, 1998 amounts to 667,303,771 shares of Dfl0.10 par value. In total 4,049,951 R-shares of Dfl1.00 par value have been issued. They are held by a subsidiary of Reed International. The R-shares are convertible at the election of the holder into 10 Ordinary Shares each. They have otherwise the same rights as the Ordinary Shares, except that Elsevier may pay a lower dividend on the R-shares (see note 4).

     Since January 4, 1999 Elsevier Ordinary Shares have been quoted in euros on the Amsterdam Stock Exchange. It is proposed to amend the Articles of Association to change the par value of Ordinary Shares from Dfl0.10 to k0.06. The nominal value of R- shares will be changed from Dfl1.00 to k0.6. The equalization arrangements with Reed International will be unaffected.

     These changes will give rise to an increase in the nominal issued shares capital of approximately Dfl23 million, which differs from the result if the fixed guilder/euro conversion rate had been applied. Elsevier has sufficient tax-free share premium reserves to finance this increase. There are no consequential costs to shareholders nor does it affect the equalization arrangements with Reed Elsevier. It is also proposed to cancel K-share certificates. Shareholders will be provided with the opportunity to exchange their K-shares for CF-certificate shares free of charge during 1999.

     At December 31, 1998 paid-in surplus included an amount of Dfl465 million (1997: Dfl454 million) which is free of tax.

     Details of shares  issued under option  schemes are set out in note 12.

11. Contingent liabilities

                                                                1997        1998
                                                                ----        ----
                                                               (in Dfl millions)
There are contingent liabilities in respect of:
Borrowings of affiliates .................................      3,901      5,058
                                                                =====      =====

     The guarantees are given jointly and severally with Reed International.

12. Share option schemes

     Reed Elsevier plc operates an Executive Share Option Scheme and options are granted to selected fulltime employees of Reed Elsevier. Options granted over Elsevier Ordinary Shares are normally exercisable after three years and may be exercised up to ten years from the date of grant at a price equivalent to the market value of the Elsevier Ordinary Shares at the time of grant. The first grant of options was during 1998.

     Transactions during the year ended December 31, 1998 were:

                                                         Number of
                                                         Ordinary
                                                         Shares of    Exercise
                                                          Dfl0.10       price
                                                         par value       Dfl
                                                         ---------       ---
Outstanding at December 31, 1997 ...............                --
 Granted .......................................         1,158,230      34.60
 Exercised .....................................                --
 Lapsed ........................................           (25,870)
                                                         ----------
Outstanding at December 31, 1998 ...............         1,132,360
                                                         ==========


     Options over Elsevier ordinary shares have also been granted to present and former members of the Executive board of Elsevier, to certain former senior executives of the Elsevier group and to senior executives of Reed Elsevier plc under the Elsevier Share Option Scheme. The options are exercisable immediately after granting during a period of 5 years, after which the options will lapse. The strike price of the options is the market price of the Elsevier Ordinary Shares at the time the option is granted.

     Transactions during the three years ended December 31, 1998 were:

                                                    Number of
                                                    Ordinary
                                                    Shares of         Exercise
                                                     DFl0.10           price
                                                    par value           Dfl
                                                    ---------           ---
Outstanding at December 31, 1995 ...........        4,957,000
Granted ....................................          825,866              26.30
Exercised ..................................       (3,215,200)       14.65-26.30
                                                  -----------
Outstanding at December 31, 1996 ...........        2,567,666
Granted ....................................          684,078              31.10
Exercised ..................................         (856,620)       14.65-31.10
                                                  -----------
Outstanding at December 31, 1997 ...........        2,395,124
Granted ....................................          727,050        27.55-34.60
Exercised ..................................         (382,300)       14.65-31.10
                                                  -----------
Outstanding at December 31, 1998 ...........        2,739,874
                                                  ===========


13. Summary of differences between Dutch GAAP and U.S. GAAP

     The financial statements are prepared in accordance with generally accepted accounting principles in the Netherlands ("Dutch GAAP"), which differ in certain significant respects from generally accepted accounting principles in the United States ("U.S. GAAP"). These differences relate principally to the following items and the approximate effect on net income and shareholders' equity is shown in the following tables.

Impact of U.S. GAAP adjustments to combined financial statements

     Elsevier accounts for its 50% economic interest in the Combined Businesses by the equity method in conformity with both Dutch GAAP and U.S. GAAP. Using the equity method to present its net income and shareholders' equity under U.S. GAAP Elsevier reflects its 50% share of the effects of differences between U.K. and Dutch GAAP and U.S. GAAP relating to the Combined Businesses and the effect on tax credit equalization of recognizing dividends, under U.S. GAAP, only if declared in the period, as a single reconciling item; see note 4. The most significant differences relate to U.S. GAAP requirements in respect of the capitalization and amortization of goodwill and other intangibles, and of deferred taxes. This had a particularly substantial impact in 1998. In view of the consideration given to the determination of appropriate prudent asset lives on adoption of FRS 10 under U.K. GAAP by the Combined Businesses (see note 1), the remaining asset lives for U.S. GAAP purposes were reviewed and determined consistently with those adopted for the new U.K. GAAP treatment. This re-evaluation of asset lives under U.S. GAAP, which is effective from January 1, 1998, significantly increased the periodic amortization charge, as the unamortized value of existing assets, which were previously amortized over periods up to 40 years, are now being amortized over shorter periods. A more complete explanation of the accounting policies used by the Combined Businesses and the differences between U.K. and Dutch GAAP and U.S. GAAP is given in the combined financial statements.

Ordinary dividends

     Under Dutch GAAP, dividends are provided for in the year in respect of which they are proposed by the directors. Under U.S. GAAP, such dividends would not be provided for until they are formally declared by the directors.

Exceptional items

     Exceptional items are material items within Elsevier's ordinary activities which under Dutch GAAP are required to be disclosed separately due to their size or infrequency.

Earnings per share

     Under Dutch GAAP, the calculation of basic earnings per share is based only on common stock in issue. Under U.S. GAAP both basic and fully diluted are required to be presented. Fully diluted earnings per ordinary share take account of the effects of additional common stock that would be in issue if outstanding dilutive potential shares had been exercised. These have not been disclosed because they are not materially different from the respective basic earnings per Elsevier Ordinary Share amounts under either Dutch or U.S. GAAP.

Approximate  effects on net income of  differences  between  Dutch GAAP and U.S.
GAAP:

                                                    Year ended December 31,
                                               -------------------------------
                                                  1996        1997        1998
                                               (restated)  (restated)
                                               ----------  ----------     -----
                                                     (in Dfl millions except
                                                         per share amount)
Net income under Dutch GAAP ..............         481         (22)       1,266
U.S. GAAP adjustments
Impact of U.S. GAAP adjustments
to combined financial statements .........         211         150         (547)
                                                ------      ------       ------
Net income under U.S. GAAP ...............         692         128          719
                                                ======      ======       ======
Basic earnings per ordinary share
 under U.S. GAAP (Dfl) ...................        0.98        0.18         1.02
                                                ======      ======       ======


     The basic earnings per ordinary share under U.S. GAAP includes a 50% share of the following items, for 1998, Dfl1.21 in respect of profit on sale (under U.S. GAAP) of discontinued businesses and Dfl0.62 (loss) in respect of the non-recurring element of the incremental amortization of goodwill and intangibles arising as a consequence of the re-evaluation of the Combined Businesses' asset lives, and for 1997, Dfl1.05 (loss) in respect of the Reed Travel Group provision for customer compensation and related expenses and reorganization costs and the non-cash writedown (under U.S. GAAP) of Reed Travel Group goodwill and intangibles.

Approximate effects on shareholders' equity of differences between Dutch GAAP and U.S. GAAP:

                                                      At December 31,
                                                   ---------------------
                                                      1997
                                                   (restated)       1998
                                                       (In Dfl millions)
Shareholders' equity under Dutch GAAP ..........      2,826         3,333
U.S. GAAP adjustments
 U.S. GAAP adjustments to combined
  financial statements .........................      1,367           714
Ordinary dividends not declared
  in the period ................................        440           387
                                                      -----         -----
Shareholders' equity under U.S. GAAP ...........      4,633         4,434
                                                      =====         =====

                                   ELSEVIER NV
                     PRO FORMA STATEMENTS OF INCOME IN EUROS
                                   (UNAUDITED)

                                                      Year ended December 31,
                                                  ------------------------------
                                                     1996         1997     1998
                                                  (restated)   (restated
                                                  ----------   ---------   -----
                                                     (in euro millions, except
                                                        per share amounts)(1)
Wages and salaries ..............................    (4)        (4)          (5)
Merger expenses (exceptional charges) ...........    --         (1)          (6)
Other expenses net of recharges to affiliates ...     1          2            4
                                                   ----       ----         ----
Operating expenses ..............................    (3)        (3)          (7)
                                                   ----       ----         ----
Share in net income of affiliates
 Share of net income excluding exceptional
  items and amortization of goodwill and
  intangible assets .............................   354        438          421
 Share of exceptional items, net of tax .........    14       (241)         402
 Share of amortization of goodwill and
  intangible assets, net of tax .................  (155)      (209)        (247)
                                                   ----       ----         ----
Total ...........................................   213        (12)         576
 Interest income ................................     5          4            5
 Interest expense ...............................    --         (1)          (1)
                                                   ----       ----         ----
Financial results ...............................   218         (9)         580
                                                   ----       ----         ----
Income before tax ...............................   215        (12)         573
Tax .............................................     3          2            1
                                                   ----       ----         ----
Net income ......................................   218        (10)         574
                                                   ====       ====         ====
Earnings per ordinary share (euro) ..............  0.31      (0.01)        0.81
                                                   ====       ====         ====



            STATEMENTS OF TOTAL RECOGNIZED GAINS AND LOSSES IN EUROS
                                   (UNAUDITED)

                                                      Year ended December 31,
                                                 -------------------------------
                                                    1996       1997         1998
                                                 (restated)  (restated
                                                 ----------  ---------      ----
                                                       (in euro millions)(1)
Net income for the financial year ...........        218        (10)        574
Exchange translation differences ............        153        155         (98)
                                                    ----       ----        ----
Total recognized gains and losses
 for the financial year .....................        371        145         476
                                                    ====       ====        ====
------------
(1) The statements of income, prepared under Dutch GAAP, have been translated into euros, at the Official Conversion Rate of Dfl2.20371 per k1.00, for the convenience of the reader.

                                   ELSEVIER NV
                        PRO FORMA BALANCE SHEETS IN EUROS
                                   (UNAUDITED)

                                                            At December 31,
                                                      --------------------------
                                                         1997              1998
                                                      (restated)
                                                      ----------           -----
                                                          (in euro millions)(1)
Financial fixed assets .......................           1,393            1,661
                                                        ------           ------
 Accounts receivable .........................              42               58
 Cash and cash equivalents ...................             100               17
                                                        ------           ------
Total current assets .........................             142               75
Total current liabilities ....................            (201)            (177)
                                                        ------           ------
Net working capital ..........................             (59)            (102)
                                                        ------           ------
Long term liabilities ........................             (11)             (11)
Provisions ...................................             (41)             (36)
                                                        ------           ------
Net assets ...................................           1,282            1,512
                                                        ======           ======
 Share capital isssued .......................              32               32
 Paid-in surplus .............................             383              388
 Legal reserve ...............................             783              949
 Other reserves ..............................              84              143
                                                        ------           ------
Shareholders' funds ..........................           1,282            1,512
                                                        ======           ======
-------------
(1) The balance sheets, prepared under Dutch GAAP, have been translated into euros, at the Official Conversion Rate of Dfl2.20371 per k1.00, for the convenience of the reader.

                                   ELSEVIER NV
                   PRO FORMA STATEMENTS OF CASH FLOWS IN EUROS
                                   (UNAUDITED)

                                                       Year ended December 31,
                                                     ---------------------------
                                                     1996       1997      1998
                                                     ----       ----      ----
                                                        (in euro millions)(1)
Cash from operations ..........................         8         --         (8)
Dividends received ............................        57        308        325
Dividend paid .................................      (184)      (257)      (288)
                                                     ----       ----       ----
Cash (outflow)/surplus from
 operations ...................................      (119)        51         29
                                                     ----       ----       ----
Received on newly issued shares ...............        25         10          5
Change in net funding balances
 with affiliates ..............................        92         38        (15)
Changes to long term borrowings ...............         1          1         --
Capital contribution in affiliates ............        --         --       (102)
                                                     ----       ----       ----
Financing .....................................       118         49       (112)
                                                     ----       ----       ----
Changes in cash and cash equivalents ..........        (1)       100        (83)
                                                     ====       ====       ====
Balance of cash and cash equivalents
 at December 31 ...............................        --        100         17
                                                     ====       ====       ====
--------------
(1) The statements of cash flows, prepared under Dutch GAAP, have been translated into euros, at the Official Conversion Rate of Dfl2.20371 per k1.00, for the convenience of the reader.

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, each of the Registrants certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereto duly authorized, in the case of Reed International, in London, England and, in the case of Elsevier, in Amsterdam, The Netherlands on March 25, 1999.




REED INTERNATIONAL P.L.C.                    ELSEVIER NV
Registrant                                   Registrant





By: N. J. STAPLETON                          By: H. BRUGGINK
-----------------------                      -------------------------
Title: N.J. Stapleton                        Title: H. Bruggink
Chairman                                     Chairman, Executive Board




Dated: March 25, 1999                        Dated: March 25, 1999