Form 20-F
period 2000-12-31
REED INTERNATIONAL PLC; ELSEVIER NV /
filed 2001-03-13
CIK 929869, 929872

</rev>


 As filed with the Securities and Exchange Commission on 13 March 2001


                   -------------------------------------------


                   -------------------------------------------

SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                   -------------------------------------------









 (Mark One)


 & REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934


                                       or


 6 ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934


 For the fiscal year ended 31 December 2000
                                       or

 & TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934



                        For the transition period from to
                         Commission file number: 1-3334




ELSEVIERENVATIONAL P.L.C.
(Exact name of Registrant as specified in its charter)
ThelNetherlands
(Jurisdiction of incorporation or organisation)
VanVdetSandeSBakhuyzenstraat 4
1061oAGSAmsterdam
ThelNetherlands
(Address of principal executive offices)




 Securities registered or to be registered pursuant to section 12(b) of the Act:




Title of each class                                       Name of exchange on which registered

Reed International P.L.C.:
 American Depositary Shares (each represe nting four Reed
   International P.L.C. ordinary shares)                  New York Stock Exchange
 Ordinary shares of 12.5p each
   (the  "Reed International ordinary shares ")           New York Stock Exchange*
Elsevier NV:
 American Depositary Shares
   (each representing two Elsevier NV ordinary shares) New York Stock Exchange
 Ordinary shares of 'E'0.06 each
   (the  "Elsevier ordinary shares ")                     New York Stock Exchange*

 -------------------


* Listed, not for trading, but only in connection with the listing of the applicable Registrant's American Depositary Shares issued in respect thereof.


Securities registered or to be registered pursuant to Section 12(g) of the Act:
None

                   -------------------------------------------


Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

                   -------------------------------------------


Indicate the number of outstanding shares of each of the issuers' classes of capital or common stock as of 31 December 2000:




Title of each class                                                          Number of outstanding shares
 Reed International P.L.C.:
 Ordinary shares of 12.5p each  . . . . . . . . . . . . . . . . . . . . . .                 1,262,450,655
Elsevier NV:
 Ordinary shares of 'E'0.06 each  . . . . . . . . . . . . . . . . . . . . .                   735,717,794
 R-shares of 'E'0.6 each (held by a subsidia ry of Reed International P.L.C.)                   4,049,951



                   -------------------------------------------




 Indicate by check mark whether the registrants (1) have filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) have been subject to such filing requirements for the past 90 days:


                                 Yes   6    No  &


 Indicate by check mark which financial statement item the registrants have elected to follow:


    Item 17   &     Item 18 6

                   -------------------------------------------


                   -------------------------------------------

</rev>

                                TABLE OF CONTENTS

                                                                            Page


                   -------------------------------------------









 GENERAL  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    1


 SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS  . . . . . . . . . . . .    2


 PART I

      IIDENTITY OF
       DIRECTORS, SENIOR MANAGEMENT AND ADVISERS . . . . . . . . . . . . . . N/A


  OFFERTSTATISTICS
  AND EXPECTED TIMETABLE. . . . . . . . . . . . . . . . . . . . . . . . . .  N/A

      ITEM 3:  KEY
               INFORMATION. . . . . . . . . . . . . . . . . . . . . . . . .    3


              Selected financial data . . . . . . . . . . . . . . . . . . .    3


              Risk factors. . . . . . . . . . . . . . . . . . . . . . . . .    9

    INFORMATION ON
    REED ELSEVIER . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   11


              Structure . . . . . . . . . . . . . . . . . . . . . . . . . .   11

              History and development . . . . . . . . . . . . . . . . . . .   12


              Business description and organisation . . . . . . . . . . . .   12


              Strategy. . . . . . . . . . . . . . . . . . . . . . . . . . .   26

              Property, plants & equipment. . . . . . . . . . . . . . . . .   27


     OPERATING AND
     FINANCIAL REVIEW AND PROSPECTS . . . . . . . . . . . . . . . . . . . .   28

              Operating results --- Reed Elsevier . . . . . . . . . . . . .   28


              Liquidity and capital resources --- Reed Elsevier . . . . . .   36


              Operating results --- Reed International and Elsevier . . . .   36

              Trend information . . . . . . . . . . . . . . . . . . . . . .   37


 DIRECTORS,6SENIOR
 MANAGEMENT AND EMPLOYEES . . . . . . . . . . . . . . . . . . . . . . . . .   38

              Directors and senior management . . . . . . . . . . . . . . .   38


              Compensation. . . . . . . . . . . . . . . . . . . . . . . . .   40


              Board practices . . . . . . . . . . . . . . . . . . . . . . .   45

              Employees . . . . . . . . . . . . . . . . . . . . . . . . . .   46


              Share ownership . . . . . . . . . . . . . . . . . . . . . . .   47

      ITEM 7:MAJOR
             SHAREHOLDERS AND RELATED PARTY TRANSACTIONS. . . . . . . . . .   54


              Major shareholders. . . . . . . . . . . . . . . . . . . . . .   54


              Related party transactions. . . . . . . . . . . . . . . . . .   54

      ITEFINANCIAL
         INFORMATION. . . . . . . . . . . . . . . . . . . . . . . . . . . .   55


     THEEOFFER AND
     LISTING. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   56

              Trading markets . . . . . . . . . . . . . . . . . . . . . . .   56


      ITEM 10:     ADDITIONAL INFORMATION . . . . . . . . . . . . . . . . .   58


              Memorandum and articles of association --- Reed International   58

              Memorandum and articles of association --- Elsevier . . . . .   60


              Material contracts. . . . . . . . . . . . . . . . . . . . . .   63

              Exchange controls . . . . . . . . . . . . . . . . . . . . . .   63


              Taxation. . . . . . . . . . . . . . . . . . . . . . . . . . .   64


              Documents on display. . . . . . . . . . . . . . . . . . . . .   65

</rev>
-1

                                                                            Page

                   -------------------------------------------












      ITEM 11:     QUANTITATIVE  AND   QUALITATIVE   DISCLOSURES  ABOUT   MARKET
                   RISK . . . . . . . . . . . . . . . . . . . . . . . . . .   66


      ITEM 12:     DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES


              Reed International. . . . . . . . . . . . . . . . . . . . . .  N/A

              Elsevier. . . . . . . . . . . . . . . . . . . . . . . . . . .  N/A


              Reed Elsevier . . . . . . . . . . . . . . . . . . . . . . . . N/A

 PART II


      ITEM 13:     DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES


              Reed International. . . . . . . . . . . . . . . . . . . . . .  N/A

              Elsevier. . . . . . . . . . . . . . . . . . . . . . . . . . .  N/A


      ITEM 14:     MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND
                    USE OF PROCEEDS

              Reed International. . . . . . . . . . . . . . . . . . . . . .  N/A


              Elsevier. . . . . . . . . . . . . . . . . . . . . . . . . . .  N/A


      ITEM 15:     [Reserved]

      ITEM 16:     [Reserved]


 PART III

      ITEM 17:     FINANCIAL STATEMENTS * . . . . . . . . . . . . . . . . .   68


      ITEM 18:     FINANCIAL STATEMENTS . . . . . . . . . . . . . . . . . .   68


      ITEM 19:     EXHIBITS . . . . . . . . . . . . . . . . . . . . . . .    F-1

 * The registrants have responded to Item 18 in lieu of responding to this Item.

                                     GENERAL

 Reed Elsevier came into existence on 1 January 1993 when Reed International P.L.C. and Elsevier NV contributed their businesses to two jointly owned companies, Reed Elsevier plc and Elsevier Reed Finance BV. Reed International P.L.C. and Elsevier NV have retained their separate legal and national identities. Reed Elsevier is not a legal entity but a collective reference to the separate legal entities of Reed International P.L.C., Elsevier NV, Reed Elsevier plc and Elsevier Reed Finance BV and their respective subsidiaries, associates and joint ventures. The businesses of all of the entities comprising Reed Elsevier are collectively referred to in this annual report as "Reed Elsevier", and the financial statements of the combined businesses are referred to as the "combined financial statements". In this annual report, references to "we", "our", or "us" are to all of the entities comprising Reed Elsevier. References to "Reed International" and "Elsevier" are to Reed International P.L.C. and Elsevier NV, respectively.


 In this annual report references to U.S. Dollars or $ are to U.S. currency; references to pounds sterling, sterling, 'L', pence or p are to U.K. currency.


 Since 4 January 1999, the prices of all shares listed on the Euronext Amsterdam N.V. Exchange, including Elsevier's, have been quoted in euro rather than Dutch guilders. Elsevier has adopted the euro as its primary currency for the presentation of financial information and the declaration of dividends. References to euro and 'E' are to the currency of the European Economic and Monetary Union. For a discussion of the effects of the introduction of the euro on Reed Elsevier's combined results of operations and combined financial position, see "Operating and Financial Review and Prospects".

 The rates used in the preparation of the financial statements for the 2000 financial year were $1.51 per 'L'1.00 and $0.921 per 'E'1.00 for profit and loss account items (the average prevailing exchange rate during the year) and $1.49 per 'L'1.00 and $0.925 per 'E'1.00 for balance sheet items (the rate prevailing at 31 December 2000). 'E' amounts for periods prior to the 1999 financial year have been stated using the relevant Dutch guilder amounts, translated at the Official Conversion Rate of Dfl2.20371 per 'E'1.00 which was fixed at 1 January 1999. For a discussion of the effects of currency fluctuations on Reed Elsevier's combined results of operations and combined financial position, see "Operating and Financial Review and Prospects".


 Noon Buying Rates are not used in the preparation of the financial statements included in this annual report except where indicated for certain convenience translations. At 31 December 2000, the Noon Buying Rates were $1.4955 per 'L'1.00 and $0.9388 per 'E'1.00; at 20 February 2001 the Noon Buying Rates were $1.4436 per 'L'1.00 and $0.9096 per 'E'1.00.

Harcourt Information


 In this annual report references to "Harcourt" are to Harcourt General, Inc..


 We have re cently entered into arrangements to acquire the Scientific, Technical and Medical business and the U.S. Schools Education and Testing businesses of Harcourt. Subject to regulatory approvals we intend to acquire the businesses through a cash tender offer commenced on 9 November 2000 for the entire share capital of Harcourt and will subsequently on-sell Harcourt's other business to The Thomson Corporation.

 Harcourt files reports with the United States Securities and Exchange Commission pursuant to the requirements of the United States Securities Exchange Act of 1934, as amended. Harcourt is not affiliated with us and we were not involved in the preparation of such information. Accordingly, we cannot be sure that the information relating to Harcourt contained or incorporated by reference in this annual report is accurate or complete. You may read and copy any reports, statements or other information that Harcourt files with the Commission at the Commission's public reference room located at 450 Fifth Street, NW, Washington, DC 20549.

                SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

 This document contains or incorporates by reference a number of forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act 1934, as amended, relating to us and Harcourt with respect to:


 .    financial condition;


 .    results of operations;

 .    business plans;


 .    competitive positions;

 . the features and functions of and markets for the products and services we and Harcourt offer;


 .    our business plans and strategies;


 . using client bases and cost savings following the acquisition of the Harcourt businesses; and

 . the consummation and advantages of the acquisition of the Harcourt businesses.


 We consider any statements that are not historical facts to be "forward-looking statements". These statements are based on the current expectations of the management of our businesses and are subject to risks and uncertainties and actual results. These differences could be material; therefore, you should evaluate forward-looking statements in light of various important factors, including those set forth or incorporated by reference in this annual report.

 Important factors that could cause actual results to differ materially from estimates or forecasts contained in the forward-looking statements include, among others:


 .    general economic and business conditions;


 .    exchange rate fluctuations;

 . the impact of technological change, including the impact of electronic or other distribution formats, on our businesses;


 .    competitive factors in the industries in which we operate;

 .    customer acceptance of our products and services;


 . changes in law and legal interpretation affecting our intellectual property rights and how business is done through the Internet;


 .    legislative, fiscal and regulatory developments and political risks;

 .    requirements or actions of anti-trust authorities;


 . changes in the seasonal and cyclical nature of the markets for our products and services;

 .    changes in public funding and spending by academic institutions;


 . our ability to integrate our operations and the acquired businesses of Harcourt;


 . the effect on our business of the failure to realise synergies or other anticipated benefits of the acquisition of the Harcourt businesses;

 .    liabilities within Harcourt of which we are not aware; and


 . other risks referenced from time to time in the filings of Reed International and Elsevier with the Securities and Exchange Commission.

 The terms "estimate", "project", "plan", "intend", "expect", "believe", "should" and similar expressions identify forward-looking statements. These forward-looking statements are found at various places throughout this annual report and the other documents incorporated by reference listed under "Documents on display".


 You should not place undue reliance on these forward-looking statements, which speak only as of the date of this annual report. We undertake no obligation to publicly update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this annual report or to reflect the occurrence of unanticipated events.

                                     PART I

                             ITEM 3: KEY INFORMATION


                             SELECTED FINANCIAL DATA


REED ELSEVIER

 The selected combined financial data for Reed Elsevier should be read in conjunction with, and is qualified by, the combined financial statements included in this annual report. In addition, as separate legal entities, Reed International and Elsevier prepare separate financial statements which reflect their respective shareholders' economic interest in Reed Elsevier accounted for on an equity basis.


 All of the selected financial data for Reed Elsevier set out below has been extracted or derived from the combined financial statements which have been audited by Deloitte & Touche, London and Deloitte & Touche, Amsterdam.

Combined Profit and Loss Account Data



                                                                     Year ended 31 December(1)
                                                        ---------------------------------------------------
                                                          1996     1997     1998     1999    2000   2000(2)
                                                        -------- -------- -------- ---------------- -------
                                                                           (in millions)

Amounts in accordance with U.K. and Dutch GAAP:
Turnover
 Continuing operations  . . . . . . . . . . . . . . . . 'L'2,897 'L'2,987 'L'3,163 'L'3,390'L'3,768  $5,635
 Discontinued operations(3) . . . . . . . . . . . . . .      484      430       28      ---     ---     ---
                                                        -------- -------- -------- ---------------- -------
                                                           3,381    3,417    3,191    3,390   3,768   5,635
                                                        ======== ======== ======== ================ =======
Adjusted operating profit (including joint ventures)(4)
 Continuing operations  . . . . . . . . . . . . . . . .      787      812      813      792     793   1,186
 Discontinued operations(3) . . . . . . . . . . . . . .       69       73      ---      ---     ---     ---
Amortisation of goodwill and intangible assets
 (including joint ventures) . . . . . . . . . . . . . .     (250)    (289)    (332)    (373)   (468)   (700)
Exceptional items charged to operating income(5). . . .      ---     (502)     (79)    (239)   (115)   (172)
                                                        -------- -------- -------- ---------------- -------
Operating profit (including joint ventures) . . . . . .      606       94      402      180     210     314
Non operating exceptional items(5). . . . . . . . . . .       24       54      682        7      85     127
                                                        -------- -------- -------- ---------------- -------
Profit before interest and taxes. . . . . . . . . . . .      630      148    1,084      187     295     441
Net interest expense. . . . . . . . . . . . . . . . . .      (51)     (62)     (40)     (82)   (103)   (154)
                                                        -------- -------- -------- ---------------- -------
Profit before taxes and minority interests. . . . . . .      579       86    1,044      105     192     287
Taxes . . . . . . . . . . . . . . . . . . . . . . . . .     (212)     (99)    (271)    (167)   (159)   (238)
Minority interests. . . . . . . . . . . . . . . . . . .       (1)      (1)      (1)      (1)    ---     ---
                                                        -------- -------- -------- ---------------- -------
Profit/(loss) attributable. . . . . . . . . . . . . . .      366      (14)     772      (63)     33      49
                                                        ======== ======== ======== ================ =======
Adjusted amounts(4)
 Adjusted operating profit  . . . . . . . . . . . . . .      856      885      813      792     793   1,186
 Adjusted profit before tax . . . . . . . . . . . . . .      805      823      773      710     690   1,032
 Adjusted attributable profit . . . . . . . . . . . . .      603      608      571      527     511     764

Amounts in accordance with U.S. GAAP:
Continuing operations
 Operating income . . . . . . . . . . . . . . . . . . .      711      107       13      109     236     353
 Net income/(loss) from continuing operations . . . . .      450        3     (122)     (73)     60      90
Discontinued operations
 Net income from trading operations . . . . . . . . . .       43       40       (1)     ---     ---     ---
 Gain on sales net of provisions  . . . . . . . . . . .      ---      ---      521      ---     ---     ---
                                                        -------- -------- -------- ---------------- -------
Net income from discontinued operations . . . . . . . .       43       40      520      ---     ---     ---
                                                        ======== ======== ======== ================ =======
Net income/(loss) . . . . . . . . . . . . . . . . . . .      493       43      398      (73)     60      90
                                                        ======== ======== ======== ================ =======

Combined Balance Sheet Data



                                                           As at 31 December(1)
                                           ---------------------------------------------------
                                             1996     1997     1998     1999    2000   2000(2)
                                           -------- -------- -------- ---------------- -------
                                                              (in millions)

Amounts in accordance with U.K. and Dutch GAAP:
Total assets . . . . . . . . . . . . . . . 'L'5,176 'L'5,211 'L'5,760 'L'5,272'L'7,428 $11,109
Long term obligations less current portion     (717)    (689)    (520)    (377)   (623)   (932)
Net borrowings . . . . . . . . . . . . . .     (196)    (630)    (962)  (1,066)   (433)   (648)
Combined shareholders' funds(6). . . . . .    2,063    1,692    2,130    1,855   3,041   4,548
Amounts in accordance with U.S. GAAP:
Total assets . . . . . . . . . . . . . . .    6,107    6,139    6,443    5,896   8,115  12,136
Long term obligations less current portion     (993)  (1,291)  (1,122)    (772) (1,724) (2,578)
Combined shareholders' funds(6). . . . . .    3,075    2,774    2,833    2,423   3,707   5,544

 -------------------


(1)   The  combined  financial   statements  are  prepared  in  accordance  with
      accounting policies that are in conformity with U.K. and Dutch GAAP, which differ in certain significant respects from U.S. GAAP. The principal differences between U.K. and Dutch GAAP and U.S. GAAP which are relevant to Reed Elsevier are set out in note 30 to the combined financial statements.


(2) Noon buying rates as at 31 December 2000 have been used to provide a convenience translation into U.S. dollars.

(3) Discontinued operations are presented in accordance with U.K. and Dutch GAAP, and comprise IPC Magazines and the consumer book publishing operations which were the final elements of the consumer segment sold in 1998.


(4) U.K. and Dutch GAAP allow the presentation of alternative earnings measures. Adjusted figures, which exclude the amortisation of goodwill and intangible assets, exceptional items and related tax effects, are presented as additional performance measures. U.S. GAAP does not permit the presentation of alternative earnings measures.

(5) Exceptional items are significant items within Reed Elsevier's ordinary activities which, under U.K. and Dutch GAAP, need to be disclosed separately by virtue of their size or incidence. The items do not qualify as extraordinary under U.S. GAAP a nd are considered a part of operating results. Exceptional items charged to operating profit, under U.K. and Dutch GAAP, are:


      (i) in 2000 'L'77 million in respect of reorganisation costs; and 'L'38 million in respect of acquisition related costs;


      (ii) in 1999 'L'161 million in respect of reorganisation costs; and 'L'78 million in respect of Year 2000 compliance and acquisition related costs;

      (iii) in 1998 'L'79 million in respect of Year 2000 compliance and acquisition related costs; and


      (iv) in 1997 'L'230 million in respect of the cost of programmes to recompense advertisers in relation to irregularities in circulation claims for certain Reed Travel Group publications together with related expenses and reorganisation costs; 'L'250 million in respect of a non-cash write-down of intangible assets related to Reed Travel Group; and 'L'22 million in respect of Year 2000 compliance and acquisition related costs.

      Non operating exceptional items arise primarily from the net profit on disposal of Springhouse, KG Saur and REZsolutions in 2000, of IPC Magazines in 1998 and, in other years, from the disposal of other businesses and surplus property interests.


      For further details see note 8 to the combined financial statements.


(6) On 5 December 2000, following a joint international offering, Reed International issued 113,700,000 new 12.5p ordinary shares at 625p each and Elsevier issued 66,255,000 new 'E'0.06 ordinary shares at 'E'14.50 each. The purpose of the offering was to finance the proposed acquisition by Reed Elsevier of the Scientific, Technical and Medical business and the U.S. Schools Education and Testing businesses of Harcourt.

REED INTERNATIONAL

 The selected financial data for Reed International should be read in conjunction with, and is qualified by, the consolidated financial statements of Reed International included in this annual report. The results and financial position of Reed International reflect the 52.9% economic interest of Reed International's shareholders in Reed Elsevier, after taking account of results arising in Reed International and its subsidiaries. These interests have been accounted for on a gross equity basis.


 All of the selected consolidated financial data for Reed International set out below has been extracted or derived from the financial statements of Reed International, which have been audited by Deloitte & Touche, London.



                                                                      Year ended 31 December(1)
                                                              -----------------------------------------
                                                               1996   1997   1998   1999  2000  2000(2)
                                                              ------ ------ ------ ------------ -------
                                                               (in millions, except per share amounts)

Amounts in accordance with U.K. GAAP:
Share of adjusted profit before tax(3). . . . . . . . . . . . 'L'426 'L'435 'L'409 'L'376'L'365    $546
Share of amortisation . . . . . . . . . . . . . . . . . . . .   (132)  (153)  (176)  (197) (248)   (371)
Share of exceptional items before tax(4). . . . . . . . . . .     13   (237)   319   (122)  (15)    (22)
Elsevier's share of U.K. tax credit on distributed
 earnings . . . . . . . . . . . . . . . . . . . . . . . . . .    (18)   (20)   (12)    (6)   (6)     (9)
                                                              ------ ------ ------ ------------ -------
Profit on ordinary activities before tax. . . . . . . . . . .    289     25    540     51    96     144
                                                              ------ ------ ------ ------------ -------
Tax on profit on ordinary activities. . . . . . . . . . . . .   (113)   (52)  (144)   (90)  (85)   (127)
                                                              ------ ------ ------ ------------ -------
Profit/(loss) attributable to ordinary shareholders . . . . .    176    (27)   396    (39)   11      17
                                                              ====== ====== ====== ============ =======
Basic earnings/(loss) per Reed International
 ordinary share . . . . . . . . . . . . . . . . . . . . . . .  15.5p  (2.4p) 34.7p  (3.4p) 1.0p    0.01
Diluted earnings/(loss) per Reed International
 ordinary share . . . . . . . . . . . . . . . . . . . . . . .  15.4p  (2.4p) 34.6p  (3.4p) 1.0p    0.01
Gross dividends per Reed International ordinary share(5). . .  17.0p 18.25p  17.3p  11.1p 11.1p    0.17
Total assets. . . . . . . . . . . . . . . . . . . . . . . . .  1,247  1,056  1,292  1,090 1,745   2,610
Long term obligations . . . . . . . . . . . . . . . . . . . .    (36)   (36)   (36)   (36)  (36)    (54)
Shareholders' funds(6). . . . . . . . . . . . . . . . . . . .  1,091    895  1,127    981 1,609   2,406
Adjusted Amounts:(3)
Adjusted profit before tax. . . . . . . . . . . . . . . . . .    426    435    409    376   365     546
Adjusted profit attributable to ordinary shareholders . . . .    319    322    302    279   270     404
Adjusted earnings per Reed International ordinary share . . .  28.1p  28.3p  26.4p  24.4p 23.3p    0.35
Amounts in accordance with U.S. GAAP:
Net income/(loss) . . . . . . . . . . . . . . . . . . . . . .    244      4    191    (47)   27      40
Basic earnings/(loss) per Reed International
 ordinary share . . . . . . . . . . . . . . . . . . . . . . .  21.4p   0.4p  16.7p  (4.1p) 2.3p    0.03
Diluted earnings/(loss) per Reed International ordinary share  21.4p   0.4p  16.7p  (4.1p) 2.3p    0.03
Total assets. . . . . . . . . . . . . . . . . . . . . . . . .  1,673  1,511  1,544  1,328 2,009   3,004
Long term obligations . . . . . . . . . . . . . . . . . . . .    (36)   (36)   (36)   (36)  (36)    (54)
Shareholders' funds(6). . . . . . . . . . . . . . . . . . . .  1,627  1,467  1,499  1,282 1,961   2,933

 -------------------

(1) The consolidated financial statements of Reed International are prepared in accordance with accounting policies that are in conformity with U.K. GAAP, which differs in certain significant respects from U.S. GAAP. The principal differences between U.K. GAAP and U.S. GAAP which are relevant to Reed International are set out in note 23 to the Reed International financial statements.


(2) Noon buying rates as at 31 December 2000 have been used to provide a convenience translation into U.S. dollars.

(3) U.K. GAAP allows the presentation of alternative earnings measures. Share of adjusted profit before tax is presented as an additional performance measure and is shown before share of amortisation of goodwill and intangible assets and share of exceptional items. U.S. GAAP does not permit the presentation of alternative earnings measures.


(4) Share of exceptional items before tax includes Reed International's share of Reed Elsevier's exceptional items:


      (i) in 2000 exceptional charges principally relate to the costs of a major programme of reorganisation across Reed Elsevier businesses, commenced in 1999. Basic earnings per Reed International ordinary share include 3.5p (loss) in respect of these items. Exceptional gains, amounting to 3.9p per Reed International ordinary share, arose in 2000 in respect of the disposal of Springhouse, KG Saur and REZsolutions;

      (ii) in 1999 exceptional items principally relate to the costs of a major programme of reorganisation across Reed Elsevier businesses. Costs include employee severance, surplus leasehold property obligations and fixed asset write-offs. Basic earnings per Reed International ordinary share include 7.3p (loss) in respect of these items;


      (iii) in 1998 exceptional items principally relate to the gain on disposal of IPC Magazines. Basic earnings per Reed International ordinary share under, respectively, U.S. GAAP and U.K. GAAP includes 24.1p and 27.4p in respect of this item. In addition, under U.S. GAAP, Reed Elsevier's goodwill and intangible asset lives were re-evaluated and are amortised over shorter periods resulting, from 1998, in a significantly higher amortisation charge; see Note 30 to the combined financial statements. Basic earnings per Reed International ordinary share includes 12.3p (loss) under U.S. GAAP in respect of the non recurring element of the incremental charge arising from this re-evaluation; and


      (iv) in 1997 exceptional items principally relate to the cost of programmes to recompense advertisers in relation to irregularities in circulation claims for certain Reed Travel Group publications together with related expenses and reorganisation costs together with the non-cash write down of Reed Travel Group intangible assets. Basic earnings per Reed International ordinary share under, respectively, U.S. GAAP and U.K. GAAP includes 21.6p (loss) and 18.3p (loss) in respect of these items.

(5) The amount of gross dividends per Reed International ordinary share shown includes the U.K. tax credit available to certain Reed International shareholders, including beneficial owners of Reed International ADSs who are residents of the U.S. for the purposes of the U.K. Tax Treaty but do not include any deduction on account of U.K. withholding taxes, currently at the rate of 15% of the sum of the dividend and the related tax credit in most cases; see "Item 10: Additional Information -- Taxation ".


(6) On 5 December 2000, Reed International issued 113,700,000 new 12.5p ordinary shares at 625p each following a joint international offering by Reed International and Elsevier. The purpose of the offering was to finance the proposed acquisition by Reed Elsevier of the Scientific, Technical and Medical business and the U.S. Schools Education and Testing businesses of Harcourt. The nominal value of the shares issued was 'L'14.2 million and the net proceeds were 'L'694 million.

ELSEVIER


 The selected financial data for Elsevier should be read in conjunction with, and is qualified by, the financial statements of Elsevier included in this annual report. The results and financial position of Elsevier reflect the 50% economic interest of Elsevier's shareholders in Reed Elsevier. These interests are accounted for on an equity basis.


 All of the selected financial data for Elsevier set out below has been extracted or derived from the financial statements of Elsevier, which have been audited by Deloitte & Touche, Amsterdam.


                                                            Year ended 31 December(1)
                                                    -----------------------------------------
                                                     1996   1997   1998   1999  2000  2000(2)
                                                    ------ ------ ------ ------------ -------
                                                     (in millions, except per share amounts)

Amounts in accordance with Dutch GAAP:
Share of adjusted profit before tax(3). . . . . . . 'E'480 'E'595 'E'575 'E'540'E'566    $531
Share of amortisation . . . . . . . . . . . . . . .   (149)  (209)  (247)  (284) (384)   (361)
Share of exceptional items before tax(4). . . . . .     14   (324)   449   (176)  (25)    (23)
Taxation. . . . . . . . . . . . . . . . . . . . . .   (127)   (72)  (203)  (128) (130)   (122)
                                                    ------ ------ ------ ------------ -------
Profit/(loss) attributable to ordinary shareholders    218    (10)   574    (48)   27      25
                                                    ====== ====== ====== ============ =======
Basic earnings/(loss) per Elsevier ordinary share .   0.31  (0.01)  0.81  (0.07) 0.04    0.04
Diluted earnings/(loss) per Elsevier ordinary share   0.31  (0.01)  0.81  (0.07) 0.03    0.03
Gross dividends per Elsevier ordinary share . . . .   0.34   0.43   0.39   0.27  0.28    0.26
Total assets. . . . . . . . . . . . . . . . . . . .  1,607  1,535  1,736  1,639 2,650   2,488
Long term borrowings, less current portion. . . . .    (10)   (11)   (11)    (8)   (6)     (6)
Shareholders' funds(5). . . . . . . . . . . . . . .  1,385  1,282  1,512  1,493 2,448   2,298

Adjusted Amounts:(3)
Adjusted profit before tax. . . . . . . . . . . . .    480    595    575    540   566     531
Adjusted profit attributable. . . . . . . . . . . .    360    440    425    401   419     393
Adjusted earnings per Elsevier ordinary share . . .   0.51   0.62   0.60   0.57  0.59    0.55
Amounts in accordance with U.S. GAAP:
Net income/(loss) . . . . . . . . . . . . . . . . .    314     58    326    (46)   58      54
Basic earnings/(loss) per Elsevier ordinary share .   0.44   0.08   0.46  (0.06) 0.08    0.08
Diluted earnings/(loss) per Elsevier ordinary share   0.44   0.08   0.46  (0.06) 0.08    0.08
Total assets. . . . . . . . . . . . . . . . . . . .  2,118  2,156  2,057  1,997 3,046   2,859
Long term borrowings, less current portion. . . . .    (10)   (11)   (11)    (8)   (6)     (6)
Shareholders' funds(5). . . . . . . . . . . . . . .  2,065  2,102  2,012  1,951 2,984   2,801

 -------------------


(1) The financial statements of Elsevier are prepared in accordance with accounting policies that are in conformity with Dutch GAAP, which differs in certain significant respects from U.S. GAAP. The principal differences between Dutch GAAP and U.S. GAAP which are relevant to Elsevier are set out in note 15 to the Elsevier financial statements.

(2) Noon buying rates as at 31 December 2000 have been used to provide a convenience translation into U.S. dollars.


(3) Dutch GAAP allows the presentation of alternative earnings measures. Share of adjusted profit before tax is presented as an additional performance measure and is shown before share of amortisation of goodwill and intangible assets and share of exceptional items. U.S. GAAP does not permit the presentation of alternative earnings measures.


(4) Share of exceptional items before tax includes Elsevier's share of Reed Elsevier's exceptional items:

      (i) in 2000 exceptional charges principally relate to the costs of a major programme of reorganisation across Reed Elsevier businesses, commenced in 1999. Basic earnings per Elsevier ordinary share include 'E'0.09 (loss) in respect of these items. Exceptional gains, amounting to 'E'0.10 per Elsevier ordinary share, arose in 2000 in respect of the disposal of Springhouse, KG Saur and REZsolutions;

      (ii) in 1999 exceptional items principally relate to the costs of a major programme of reorganisation across Reed Elsevier businesses, commenced in 1999. Costs include employee severance, surplus leasehold property obligations and fixed asset write-offs. Basic earnings per Elsevier ordinary share include 'E'0.18 (loss) in respect of these items;


      (iii) in 1998 exceptional items principally relate to the gain on disposal of IPC Magazines. Basic earnings per Elsevier ordinary share under, respectively, Dutch GAAP and U.S. GAAP includes 'E'0.55 and 'E'0.62 in respect of this item. In addition, under U.S. GAAP, Reed Elsevier's goodwill and intangible asset lives were re-evaluated and are amortised over shorter periods resulting, from 1998, in a significantly higher amortisation charge; see Note 30 to the combined financial statements. Basic earnings per Elsevier ordinary share includes 'E'0.28 (loss) under U.S. GAAP in respect of the non recurring element of the incremental charge arising from this re-evaluation; and

      (iv) in 1997 exceptional items principally relate to the cost of programmes to recompense advertisers in relation to irregularities in circulation claims for certain Reed Travel Group publications together with related expenses and reorganisation costs together with the non-cash write down of Reed Travel Group intangible assets. Basic earnings per Elsevier ordinary share under, respectively, U.S. GAAP and Dutch GAAP includes 'E'0.48 (loss) and 'E'0.40 (loss) in respect of these items.


(5) On 5 December 2000, the company issued 66,255,000 new ordinary shares at 'E'14.50 each following a joint international offering by Reed International and Elsevier. The purpose of the offering was to finance the proposed acquisition by Reed Elsevier of the Scientific, Technical and Medical business and the U.S. Schools Education and Testing businesses of Harcourt. The nominal value of the shares issued was 'E'4.0 million and the net proceeds were 'E'933 million.

EXCHANGE RATES


 For a discussion of the impact of currency fluctuations on Reed Elsevier's combined results of operations and combined financial position, see "Item 5:
Operating and Financial Review and Prospects -- Reed Elsevier". The exchange rate on 20 February 2001 was 'L'1.00 = $1.4436 and 'E'1.00 = $0.9096.


 The following table illustrates, for the periods and dates indicated, certain information for pounds sterling expressed in U.S. dollars per 'L'1.00. Noon Buying Rates have not been used in the preparation of the Reed Elsevier combined financial statements or the Reed International financial statements.

 U.S. dollars per 'L'1.00



                                                    Period
                                          ---------------------------
Year ended 31 December                    End   Average(1) High   Low
 ---------------------------------------  ----  ---------- ----  ----

1996 . . . . . . . . . . . . . . . . . .  1.71        1.56 1.71  1.49
1997 . . . . . . . . . . . . . . . . . .  1.64        1.64 1.70  1.58
1998 . . . . . . . . . . . . . . . . . .  1.66        1.66 1.71  1.61
1999 . . . . . . . . . . . . . . . . . .  1.62        1.62 1.68  1.55
2000 . . . . . . . . . . . . . . . . . .  1.49        1.52 1.65  1.40

Month                                                      High   Low
 ---------------------------------------                   ----  ----
February 2001 (through 20 February 2001)                   1.48  1.44
January 2001 . . . . . . . . . . . . . .                   1.50  1.46
December 2000. . . . . . . . . . . . . .                   1.49  1.44
November 2000. . . . . . . . . . . . . .                   1.45  1.40
October 2000 . . . . . . . . . . . . . .                   1.48  1.43
September 2000 . . . . . . . . . . . . .                   1.48  1.40
August 2000. . . . . . . . . . . . . . .                   1.50  1.45

 -------------------


(1) The average of the Noon Buying Rates on the last day of each month during the relevant period.


 The following table illustrates, for the periods and dates indicated, certain information concerning the Noon Buying Rate for the euro expressed in U.S. dollars per 'E'1.00. Noon Buying Rates have not been used in the preparation of the Elsevier financial statements.

 U.S. dollars per 'E'1.00(1)



                                  Period
                        ---------------------------
Year ended 31 December  End   Average(2) High   Low
 ---------------------  ----  ---------- ----  ----

1996 . . . . . . . . .  1.28        1.30 1.37  1.26
1997 . . . . . . . . .  1.08        1.12 1.28  1.03
1998 . . . . . . . . .  1.17        1.10 1.21  1.06
1999 . . . . . . . . .  1.01        1.07 1.18  1.00
2000 . . . . . . . . .  0.94        0.92 1.03  0.83

 U.S. dollars per 'E'1.00(1)



                                                Period
                                          -------------------
Month                                              High   Low
 ---------------------------------------           ----  ----

February 2001 (through 20 February 2001)           0.94  0.91
January 2001 . . . . . . . . . . . . . .           0.95  0.92
December 2000. . . . . . . . . . . . . .           0.94  0.87
November 2000. . . . . . . . . . . . . .           0.87  0.84
October 2000 . . . . . . . . . . . . . .           0.88  0.83
September 2000 . . . . . . . . . . . . .           0.90  0.85
August 2000. . . . . . . . . . . . . . .           0.92  0.88

 -------------------

(1) 'E' rates for periods prior to the 1999 financial year have been stated using the relevant Dutch guilder rates, translated at the Official Conversion Rate of Dfl2.20371 per 'E'1.00, which was fixed as at 1 January 1999.


(2) The average of the Noon Buying Rates on the last day of each month during the relevant period.

                                  RISK FACTORS

The key risks relating to our business and to the acquisition of Harcourt are included below. Additional risks not presently known to us or that we currently deem immaterial may also impair our business.


Risks relating to our business


Our intellectual property rights may not be adequately protected under current laws in some jurisdictions, which may adversely affect our results and our ability to grow.

 Our products are largely comprised of intellectual property content delivered through a variety of media, including journals, books, CD-Rom and the Internet. We rely on trademark, copyright and other intellectual property laws to establish and protect our proprietary rights in these products. However, we cannot assure you that our proprietary rights will not be challenged, limited, invalidated or circumvented. Despite trademark and copyright protection, third parties may be able to copy, infringe or otherwise profit from our proprietary rights without our authorisation. These unauthorised activities may be more easily facilitated by the Internet.


 In addition, the lack of Internet-specific legislation relating to trademark and copyright protection creates an additional challenge for us in protecting our proprietary rights to content delivered through the Internet and electronic platforms.

We operate in a highly competitive environment that is subject to rapid change and we must continue to invest and adapt to remain competitive.


 Our scientific, business to business, legal and education businesses operate in highly competitive markets. These markets continue to change in response to technological innovations and other factors. We cannot predict with certainty the changes that may occur and affect the competitiveness of our businesses. In particular, the means of delivering our products, and the products themselves, may be subject to rapid technological change. Although we have undertaken several initiatives to adapt to and benefit from these changes, we cannot predict whether technological innovations will, in the future, make some of our products wholly or partially obsolete. We may be required to invest significant resources to further adapt to the changing market and competitive environment.


We cannot assure you whether, or when, our substantial investment in our Internet initiatives will produce returns.

 We are investing significant amounts to develop and promote our Internet initiatives and electronic platforms. The provision of products and services through these media is very competitive and we may experience difficulties developing this aspect of our businesses due to a variety of factors, many of which are beyond our control. These factors may include:


 . the ability of our Internet initiatives and electronic platforms to be accepted by our customers;

 .    competition from comparable and new technologies; and


 . the public's acceptance and continued use of the Internet and electronic media.


 In addition, as a consequence of our Internet and other technological initiatives, we are becoming more dependent on the performance of the Internet and our systems.

We cannot assure you that there will be continued demand for our products and services.


 Our businesses are dependent on the continued acceptance by our customers of our products and services and of the prices which we charge. Although we take significant care to ensure that we fully understand the needs of our customers, we cannot predict whether there will be changes in the market in the future which will affect the acceptability of products, services and prices to our customers.

Changes in government spending and spending by academic institutions may adversely affect our education and scientific businesses.


 Our education business receives substantial public funds for its products and services. Our scientific business supplies scientific information principally to academic institutions. Any decrease or elimination of government funding or a decrease in academic funding could negatively impact our businesses.


We may be unable to implement and execute our strategic plans if we cannot maintain high quality management.

 The implementation and execution of our strategic plans depend on the availability of high quality management resources across all our businesses. We cannot predict that in the future such resources will be available although we place significant emphasis on the development of management talent and succession planning.


We are dependent on advertising for a significant portion of our revenue.

 Approximately 24% of our revenue is derived from advertising. Traditionally, spending by companies on advertising and other marketing activities has been cyclical with companies spending significantly less on advertising in times of economic slowdown or recession.

Fluctuations in exchange rates may affect our reported results.


 Our financial statements are expressed in pounds sterling and euros and are, therefore, subject to movements in exchange rates on the translation of the financial information of businesses whose operational currencies are other than our reporting currencies. The United States is our most important market outside the United Kingdom and the Euro Zone, and, accordingly, significant fluctuations in U.S. dollar/sterling and U.S. dollar/euro exchange rates could significantly affect our reported results from year to year. In addition, in some of our businesses we incur costs in currencies other than those in which revenues are earned. The relative movements between the exchange rates in the currencies in which costs are incurred and the currencies in which revenues are earned can significantly affect the profits of those businesses.

Risks relating to the acquisition of Harcourt


The on-sale of the remaining businesses may not be completed.

 The on-sale to The Thomson Corporation and realisation of after tax proceeds of approximately $1.6 billion ('L'1.1 billion) will not take place until the merger is completed. Although we do not expect that, following the merger, there will be any significant delays in completing the on-sale, we cannot be sure that delays will not occur. If such delays were to occur, or in the unlikely event that the on-sale is not completed, we would consider other means for reducing our post-acquisition borrowings and dealing with the unsold businesses.


We may be required to divest businesses and assets or enter into behavioural undertakings.


 We have agreed with Harcourt that if any regulatory objections to our acquisition of Harcourt and our on-sale to The Thomson Corporation are made that could reasonably be expected to prohibit or materially impair or delay those transactions beyond 24 July 2001, we will use our reasonable best efforts to sell, hold separate or otherwise dispose of assets or conduct our business in a manner that will resolve such objections unless such action would reasonably be expected to be materially adverse to our business, financial condition, assets or results of operations or to Harcourt's business, financial condition, assets or results of operations. As a result of this obligation, we may be required to divest significant assets or businesses that we would otherwise choose to retain, or to enter into behavioural undertakings that we might otherwise choose not to enter.

Integrating our operations and the acquired businesses of Harcourt may prove to be disruptive and could result in the combined businesses failing to meet our expectations.


 We are acquiring, and retaining, the Scientific, Technical and Medical business and the U.S. Schools Education and Testing businesses of Harcourt with the expectation that the acquisition will result in accelerated revenue and profit growth. We cannot be sure that Reed Elsevier will realise these anticipated benefits in full or at all. Achieving the expected benefits and synergies of the acquisition will depend, in part, upon whether the operations and the personnel of Harcourt can be integrated in an efficient and effective manner with ours. The process of integrating two formerly separately-operated businesses may be disruptive to both businesses, may take longer than we anticipate and may cause an interruption of our business. The performance of the combined businesses may not meet our expectations if integration is not successful or if the process is prolonged.

There may be contingent and other liabilities within Harcourt of which we are not aware.


 We intend to acquire the Harcourt businesses by means of a tender offer followed by the merger of one of our wholly-owned subsidiaries into Harcourt, pursuant to which Harcourt will become wholly-owned by us. As a result, we will indirectly acquire all of Harcourt's known and unknown liabilities, regardless of whether they are directly associated with the businesses that we intend to retain.


 We do not control Harcourt, and, although Harcourt has provided us with limited access to its books and records, we cannot be sure that such access was sufficient to enable us to evaluate all of Harcourt's liabilities and the risks associated with its businesses. Harcourt could have liabilities or its business could be subject to risks of which we are currently unaware that could have a material adverse effect on our business, financial position and results of operations.

                      ITEM 4: INFORMATION ON REED ELSEVIER

                                    STRUCTURE


 Reed Elsevier came into existence on 1 January 1993 when Reed International and Elsevier contributed their businesses to two jointly owned companies, Reed Elsevier plc, a U.K. registered company which owns all the publishing and information businesses, and Elsevier Reed Finance BV, a Dutch registered company which owns the financing activities. Reed International and Elsevier have retained their separate legal and national identities and are publicly held companies with separate stock exchange listings in London, Amsterdam and New York.


 Reed International and Elsevier each holds a 50% interest in Reed Elsevier plc. Reed International holds a 39% interest in Elsevier Reed Finance BV, with Elsevier holding a 61% interest. Reed International additionally holds an indirect equity interest in Elsevier, reflecting the arrangements entered into between Reed International and Elsevier at the time of the merger, which determined the equalisation ratio whereby one Elsevier ordinary share is, in broad terms, intended to confer equivalent economic interests to 1.538 Reed International ordinary shares. The equalisation ratio is subject to change to reflect share splits and similar events that affect the number of outstanding ordinary shares of either Reed International or Elsevier.

 Under the equalisation arrangements Reed International shareholders have a 52.9% economic interest in Reed Elsevier and Elsevier shareholders (other than Reed International) have a 47.1% economic interest in Reed Elsevier. Holders of ordinary shares in Reed International and Elsevier enjoy substantially equivalent dividend and capital rights with respect to their ordinary shares.


 The boards of both Reed International and Elsevier have agreed, except in exceptional circumstances, to recommend equivalent gross dividends (including, with respect to the dividend on Reed International ordinary shares, the associated U.K. tax credit), based on the equalisation ratio. A Reed International ordinary share pays dividends in sterling and is subject to U.K. tax law with respect to dividend and capital rights. An Elsevier ordinary share pays dividends in euros and is subject to Dutch tax law with respect to dividend and capital rights.

 The principal assets of Reed International comprise its 50% interest in Reed Elsevier plc, its 39% interest in Elsevier Reed Finance BV, its indirect equity interest in Elsevier and certain amounts receivable from subsidiaries of Reed Elsevier plc. The principal assets of Elsevier comprise its 50% interest in Reed Elsevier plc, its 61% interest in Elsevier Reed Finance BV and certain amounts receivable from subsidiaries of Reed Elsevier plc and Elsevier Reed Finance BV. Elsevier also owns shares, carrying special dividend rights, in certain of the Dutch subsidiaries of Reed Elsevier plc. These shares enable Elsevier to receive dividends from companies within its tax jurisdiction, thereby mitigating Reed Elsevier's potential tax costs.

                             HISTORY AND DEVELOPMENT


Reed International prior to the merger


 Reed International was founded in 1903, although certain of its publications originated in the 19th century. Reed International was originally a paper manufacturing company. It diversified into publishing in 1970 developing its publishing holdings into a significant business by 1986, at which time the Board of Reed International decided to concentrate on publishing and information businesses. Over the period up to the merger, Reed International disposed of its manufacturing businesses and made a number of significant acquisitions of publishing and information businesses. Reed International's strategic focus within the publishing and information businesses was directed primarily towards higher margin, subscription-based businesses in English language markets.

Elsevier prior to the merger


 Elsevier was formed in 1880 when a number of established Dutch publishers and booksellers pooled their interests. Initially, Elsevier's activities comprised small scale publishing for the general trade market. After World War II, Elsevier broadened the scope of its operations, diversifying into consumer magazines, newspapers, business publications and commercial printing and achieving considerable growth as a publisher of English language scientific journals. Since the late 1980's, Elsevier's strategy has been directed primarily towards expansion in publishing and information in English language information markets. This strategy resulted in the disposal of Elsevier's commercial printing and consumer book publishing operations and in the acquisition of a number of publishing houses active in the fields of scientific, professional and business to business publishing.

Material Acquisitions and Disposals


 Reed Elsevier has made strategic acquisitions in the scientific, legal and business markets to enhance existing activities. Total acquisition expenditure in the three years ended 31 December 2000 was approximately 'L'2.3 billion. The principal acquisitions have been:


 . Matthew Bender, a leading U.S. pub lisher of legal analysis and case law and the remaining 50% equity in Shepard's from Times Mirror, in August 1998 for $1.65 billion ('L'1 billion);

 . CMD Group, a leading international supplier of information to the construction industry, in May 2000 for $300 million ('L'199 million); and


 . Miller Freeman Europe, Europe's leading trade exhibition organiser, in July 2000 for 'L'360 million.

 In addition, Reed Elsevier has made a significant number of smaller acquisitions.


 In 1995 Reed Elsevier initiated a major divestment programme to withdraw from consumer publishing markets. In 1998 Reed Elsevier completed the sale of its consumer book publishing operations. The last major step in its withdrawal from consumer publishing markets was the divestment, also in 1998, of IPC Magazines in the United Kingdom, yielding gross proceeds of 'L'878 million.


Acquisition of Harcourt STM and Education Businesses

 The pending acquisition of Harcourt's STM business and its U.S. Schools Education and Testing businesses will represent a major step forward in our strategy. The acquisition, when completed, will give Reed Elsevier a leading position across the scientific, technical and medical spectrum, and a strong position in the fast growing U.S. Schools education market.


 The transaction, which is subject to regulatory approvals, will be effected by the purchase of the whole of Harcourt and the on-sale to The Thomson Corporation of the Higher Education business and certain Corporate and Professional Services businesses that we do not wish to retain. The total cost of the transaction, after taking into account the on-sale and debt assumed and other liabilities, will be approximately $4.5 billion.

 To finance the acquisition, in December 2000, Reed International and Elsevier raised 'L'1,263 million through the issue of new shares representing an additional 9.9% of their respective ordinary share capitals. The remainder of the transaction cost will be funded from available debt facilities.


 A more detailed description of the Harcourt STM and US Schools Education and Testing businesses is included in, respectively, "Science & Medical" and "Education". Harcourt revenues and operating profits have been adjusted from reported figures to reflect proposed segmental reporting by Reed Elsevier.


Principal Executive Offices

 The principal executive offices of Reed International are located at 25 Victoria Street, London SW1H 0EX, England. Tel: +44 20 7222 8420. The principal executive offices of Elsevier are located at Van de Sande Bakhuyzenstraat 4, 1061 AG Amsterdam, The Netherlands. Tel: +31 20 515 9341. The principal executive office located in the United States is at 125 Park Avenue, 23rd Floor, New York, New York, 10017. Tel +1 212 309 5498. Our internet address is www.reed elsevier.com.


                      BUSINESS DESCRIPTION AND ORGANISATION

 We are one of the world's leading publishers and information providers. Our activities include scientific, legal, education and business publishing. Our principal operations are in North America and Europe. For the year ended 31 December 2000, we had total turnover of approximately 'L'3.8 billion and an average of approximately 28,900 employees. In 2000, North America represented our largest single geographic market, based on turnover by destination, contributing 57% of Reed Elsevier's total turnover.


 Turnover is derived principally from subscriptions, advertising sales, circulation and copy sales and exhibition fees. In 2000, 39% of Reed Elsevier's turnover was derived from subscriptions; 24% from advertising sales; 17% from circulation and copy sales; 10% from exhibition fees; and 10% from other sources.

 Subscription sales are defined as turnover derived from the periodic distribution or update of a product which is often prepaid, while circulation and copy sales include all other turnover from the distribution of a product, usually on cash or credit terms. The level of publishing-related advertising sales has historically been tied closely to the economic cycle with changes in the profit performance of advertisers, business confidence and other economic factors having a high correlation with changes in the size of the market. Subscription sales and circulation and copy sales have tended to be more stable than advertising sales through economic cycles.


 Both subscription and circulation and copy sales include the electronic distribution of products and subscription and transactional sales of online services. Approximately 25% of Reed Elsevier's turnover is derived from electronic information products, and approximately 12% is Internet sourced.

 The following table shows the turnover of Reed Elsevier by business segment and on the basis of geographic origin and markets and adjusted operating profit of Reed Elsevier, which is stated before the amortisation of goodwill and intangible assets and exceptional items, by business segment and on the basis of its geographic origin, in each of the three years ended 31 December 2000:



                                                   Turnover                                 Adjusted Operating Profit(1)(2)
                           -------------------------------------------------------  ------------------------------------------------
                               1998      1999     2000      1998     1999     2000
                            -----------------  ----------------- -----------------  ----------------  ----------------  ------------
                           ('L' million) % ('L' million) % ('L' million) % ('L'
million) % ('L' million) % ('L' million)

Business Segment(3)
Science & Medical. . . . .           622   19           652   19          693   19           223  27           231  29           252
Legal. . . . . . . . . . .           948   30         1,087   32        1,201   32           291  36           282  36           237
Education. . . . . . . . .           159    5           181    5          202    5            31   4            34   4            40
Business . . . . . . . . .         1,434   45         1,470   44        1,672   44           268  33           245  31           264
                            ------------ ----  ------------ ---- ------------ ----  ------------ ---  ------------ ---  ------------
Continuing operations. . .         3,163   99         3,390  100        3,768  100           813 100           792 100           793
Discontinued operations(4)            28    1           ---  ---          ---  ---           --- ---           --- ---           ---
                            ------------ ----  ------------ ---- ------------ ----  ------------ ---  ------------ ---  ------------
Total. . . . . . . . . . .         3,191  100         3,390  100        3,768  100           813 100           792 100           793
                            ============ ====  ============ ==== ============ ====  ============ ===  ============ ===  ============
Geographic Origin(5)
North America. . . . . . .         1,663   52         1,836   54        2,098   56           390  48           359  45           335
United Kingdom . . . . . .           692   22           698   21          734   19           204  25           191  24           191
The Netherlands. . . . . .           383   12           391   11          399   11           128  16           135  17           136
Rest of Europe . . . . . .           293    9           307    9          356    9            76   9            87  11           102
Rest of World. . . . . . .           132    4           158    5          181    5            15   2            20   3            29
                            ------------ ----  ------------ ---- ------------ ----  ------------ ---  ------------ ---  ------------
Continuing operations. . .         3,163   99         3,390  100        3,768  100           813 100           792 100           793
Discontinued operations(4)            28    1           ---  ---          ---  ---           --- ---           --- ---           ---
                            ------------ ----  ------------ ---- ------------ ----  ------------ ---  ------------ ---  ------------
Total. . . . . . . . . . .         3,191  100         3,390  100        3,768  100           813 100           792 100           793
                            ============ ====  ============ ==== ============ ====  ============ ===  ============ ===  ============
Geographic Market(5)
North America. . . . . . .         1,726   54         1,906   56        2,152   57
United Kingdom . . . . . .           483   15           484   14          521   14
The Netherlands. . . . . .           222    7           237    7          234    6
Rest of Europe . . . . . .           407   13           418   13          478   13
Rest of World. . . . . . .           325   10           345   10          383   10
                            ------------ ----  ------------ ---- ------------ ----
Continuing operations. . .         3,163   99         3,390  100        3,768  100
Discontinued operations(4)            28    1           ---  ---          ---  ---
                            ------------ ----  ------------ ---- ------------ ----
Total. . . . . . . . . . .         3,191  100         3,390  100        3,768  100
                            ============ ====  ============ ==== ============ ====

                         Adjusted Operating Profit(1)(2)
                            ------------------------------

                            ------------------------------
                                          %

Business Segment(3)
Science & Medical. . . . .                              32
Legal. . . . . . . . . . .                              30
Education. . . . . . . . .                               5
Business . . . . . . . . .                              33
                            ------------------------------
Continuing operations. . .                             100
Discontinued operations(4)                             ---
                            ------------------------------
Total. . . . . . . . . . .                             100
                            ==============================
Geographic Origin(5)
North America. . . . . . .                              42
United Kingdom . . . . . .                              24
The Netherlands. . . . . .                              17
Rest of Europe . . . . . .                              13
Rest of World. . . . . . .                               4
                            ------------------------------
Continuing operations. . .                             100
Discontinued operations(4)                             ---
                            ------------------------------
Total. . . . . . . . . . .                             100
                            ==============================
Geographic Market(5)
North America. . . . . . .
United Kingdom . . . . . .
The Netherlands. . . . . .
Rest of Europe . . . . . .
Rest of World. . . . . . .

Continuing operations. . .
Discontinued operations(4)

Total. . . . . . . . . . .


<-------------------


(1) Adjusted operating profit is shown before the amortisation of goodwill and intangible assets and exceptional items. Reed Elsevier businesses focus on adjusted profits as an additional performance measure; see note 1 to the combined financial statements.


(2) Exceptional items are significant items within Reed Elsevier's ordinary activities which, under U.K. and Dutch GAAP, are required to be disclosed separately due to their size or incidence. Net exceptional items charged to operating profit totalled 'L'115 million (loss) in the year ended 31
      December 2000, 'L'239 million (loss) in the year ended 31 December 1999, and 'L'79 million (loss) in the year ended 31 December 1998. See "Item 5
      Operating and Financial Review and Prospects --- Reed Elsevier" and note 8 to the combined financial statements for a further description of these items.





(3) The Education business, previously reported within the Legal segment, has been presented separately for the first time in 2000 in anticipation of the acquisition of Harcourt. Comparatives have been restated accordingly.
      The Scientific segment has been renamed Science & Medical to reflect business strategy.


(4)   Discontinued operations, are presented in accordance with U.K. and Dutch
      GAAP, and comprise IPC Magazines and the consumer book publishing operations which were the final elements of the Consumer segment sold in 1998.

(5) The analysis by geographic origin attributes turnover and adjusted operating profit to the territory where the product originates. The analysis by geographic market attributes turnover on the basis of the destination market.


 Reed Elsevier's businesses compete for circulation and marketing expenditures in scientific and medical, legal, education and business markets. The bases of competition include, for readers and users of the information, the quality and variety of the editorial content, the quality of the software to derive added value from the information, the timeliness and the price of the products and, for advertisers, the quality and the size of the audiences targeted.




 The following table shows the main business units by reference to business segment and geographical location.




Business Segment                                         Geographical Location
                  --------------------------------------------------------------------------------------------------
                          North America(1)                  United Kingdom                   The Netherlands
                   ------------------------------- --------------------------------  -------------------------------

Science & Medical Elsevier Science                Elsevier Science                  Elsevier Science
                  Excerpta Medica Communications  The Lancet                        Excerpta Medica Communications
                  MDL Information Systems
                  Cell Press
                  Endeavor


Legal             LEXIS-NEXIS U.S.                Butterworths Tolley Publishing(3)
                   North American Legal Markets(2)LEXIS-NEXIS Europe(3)
                   Corporate and Federal Markets
                   Martindale Hubbell



Education         Rigby                           Heinemann
                  Greenwood-Heinemann             Ginn
                                                  Butterworth-Heinemann


Business          Cahners Business Information    Reed Business Information         Elsevier Business Information(5)
                  CMD Group                       Reed Exhibition Companies(4)
                  Cahners Travel Group(6)         OAG Worldwide(6)
                  ICIS-LOR
                  Schnell Publishing Company
                  Reed Exhibition Companies(4)
                  OAG Worldwide(6)


Business Segment                          Geographical Location
                   --------------------------------------------------------------------
                             Rest of Europe                     Rest of World
                   -----------------------------------  -------------------------------

Science & Medical Elsevier Science,Republic of Ireland Elsevier Science, Japan
                  Elsevier Science, Switzerland        Excerpta Medica Communications,
                  Editions Scientifiques et Medicales  Japan
                   Elsevier, France
                  Beilstein, Germany


Legal             Editions du Juris-Classeur,          Butterworths, Australia(3)
                   France(3)                           Butterworths, South East Asia(3)
                  Verlag Orac, Austria(3)              Butterworths, South Africa
                  Dott. A. Giuffre(3) Editore, Italy   (50.01%)(3)
                   (40%)                               LEXIS-NEXIS International
                  StImpfli Verlag,(3) Switzerland      Latin America, Argentina
                   (40%)                               & Chile(3)
                  Wydawnictwa(3) Prawnicze PWN,
                   Poland (50%)



Education                                              Rigby-Heinemann, Australia



Business          Elsevier Business Information,       Reed Business Information,
                   Belgium(5)                          Australia
                  Elsevier Informacion Profesional,    Reed Exhibitions, Japan(4)
                   Spain(5)                            Reed Exhibitions, Singapore(4)
                  Reed Elsevier Deutschland,           Reed Exhibitions, Australia(4)
                   Germany(5)
                  Editions Prat, France(5)
                  Groupe Strategies, France(5)
                  Miller Freeman Europe(4)
                  Reed Midem Organisation,France(4)

 -------------------


(1)   U.S. unless otherwise stated.


(2)   This business includes Michie, Matthew Bender and Shepard's.

(3)   These businesses form part of LEXIS-NEXIS International.


(4)   These businesses form part of Reed Exhibition Companies.

(5)   These businesses form part of Elsevier Business Information.


(6) In 2000, Reed Elsevier announced that it planned to divest a number of businesses, including OAG Worldwide and Cahners Travel Group.


(7)   All businesses are 100% owned unless otherwise stated.

SCIENCE & MEDICAL



                                  1998           1999            % change             2000            % change
                               ------------   ------------  -------------------   ------------   -------------------
                              ('L' million)  ('L' million) at constant rates(1)  ('L' million)  at constant rates(2)

Turnover
 Elsevier Science  . . . . .            513            534                  +5%            592                  +12%
 Medical Businesses  . . . .            109            118                  +6%            101                 --15%
                               ------------   ------------  -------------------   ------------   -------------------
                                        622            652                  +5%            693                   +7%
                               ============   ============  ===================   ============   ===================
Adjusted operating profit(3)            223            231                  +5%            252                  +12%
                               ============   ============  ===================   ============   ===================
Operating margin . . . . . .          35.9%          35.4%             --0.5pts          36.4%               +1.0pts
                               ============   ============  ===================   ============   ===================

<-------------------


(1) Represents percentage change over 1998 at constant rates of exchange, which have been calculated using the average exchange rates for the 1998 financial year; see page 29 for percentage changes at actual rates of exchange.


(2) Represents percentage change over 1999 at constant rates of exchange, which have been calculated using the average exchange rates for the 1999 financial year; see page 29 for percentage changes at actual rates of exchange.

(3)   U.K.  and  Dutch  GAAP  allow  the presentation  of  alternative  earnings
      measures.  Adjusted  operating   profit  is  presented  as  an  additional
      performance  measure  and is  shown before  amortisation  of goodwill  and intangible  assets and exceptional  items. U.S.  GAAP does not  permit the presentation of alternative earnings measures.


 The Science & Medical (formerly Scientific) segment of Reed Elsevier comprises worldwide scientific and medical publishing and communications businesses.

 The Science & Medical strategy is to extend its leading global position in providing high quality scientific, technical and medical information solutions to research scientists and information professionals. The prime driver of growth will be the Science Direct family of Internet products, where electronic access, inter-linked content and search capacity offer added value to users.


Elsevier Science


 Elsevier Science is a leading international publisher of scientific information with headquarters in The Netherlands and operations located around the globe.
Within the Science & Medical segment, Elsevier Science's scientific information businesses contributed approximately 85% of the total turnover in 2000. Through a number of imprints including Elsevier, Pergamon, Excerpta Medica and North
Holland, Elsevier Science supplies scientific information through journals, books, CD-ROMs and online to research libraries, scientists and professional markets serving an increasingly wide range of research fields. Elsevier Science is integral to the scientific community through the publication of more than 1,200 subscription based journals with more than 150,000 new research articles published each year, focused on the life sciences, chemistry and physical sciences. These peer-reviewed publications are an essential conduit for the dissemination of authoritative research findings. Other publishing programmes include econometrics, statistics, geology, computer sciences, management and psychology.

 During 2000 we signed some 300 ScienceDirect online contracts, including consortia deals in Germany, The Netherlands, New Jersey, China and Brazil.
Approximately 45% of journal subscriptions by value now include ScienceDirect, and usage has grown from 5 million page views per month at the beginning of 2000 to 15 million in January 2001.


 ScienceDirect now holds approximately 1.2 million research articles and is by far the most comprehensive source of full text scientific research in the world.
More research is added daily from our 1,200 scientific journals, and we have recently announced our intention to incorporate all articles that were published before 1995 into the ScienceDirect electronic offering. This substantial undertaking will take approximately five years to complete. The ScienceDirect content will be further enhanced by the inclusion of major reference works; the first major reference work on ScienceDirect was Comprehensive Clinical
Psychology.

 Our focus has also been on expanding the ScienceDirect product line with subject specific products, such as PhysicsDirect, PharmaDirect, EngineeringDirect, Embase.com and BioMedNet reviews. For each of the some 20 subject areas, specific homepages have also been created. PhysicsDirect provides access to some 50 physics journals, as well as the Inspec and Compendex databases, with subject specific navigational tools. Embase.com combines the leading Embase and Medline database into one searchable thesaurus, with full text links to some 1,400 journals. BioMedNet reviews is a subscription based web service providing access to the Elsevier Science biomedical review journals.


 The Chemistry Preprint Server was launched in August. This new service for the chemistry community provides rapid communication and is a freely available and permanent web archive for unpublished research articles in the field of chemistry. In the pharmaceutical area, we have added to the scope of our service through the acquisition of the Afferent advanced drug screening software.


 In parallel with customisation, we have worked to improve the functionality and ease of use of ScienceDirect, for instance, by giving individual users personalisation through e-mail alerts, customised searches and the tracking of search histories. In order to link ScienceDirect with peer reviewed content and web information, a scientific Internet web browser, Scirus.com, was launched.
Scirus.com allows for simultaneous searches through more than 50 million web pages as well as the


ScienceDirect content. The acquisition of Endeavor, the leading provider of digital library systems, is expected to enable our customers to integrate our electronic offerings into solutions which address the requirements of their institutions.


 The migration from print to electronic services, backed by a doubling of the sales force and customer service, is broadening access to our information.
Through the consortium deals and our individual sales efforts, we are now able to reach usage groups not traditionally part of our customer base; for example smaller academic institutions.

 Among Elsevier Science's most widely known and largest journals are Cell, Brain
Research, Neuroscience and Biochimica et Biophysica Acta in the life sciences;
the Journal of the American College of Cardiologists and Annals of Thoracic
Surgery in the medical sciences; Tetrahedron and Journal of Chromatography in chemistry; Physics Letters and Solid State Communications in the physical sciences; Journal of Financial Economics in economics; and Artificial
Intelligence in the computer sciences field. Elsevier Science also publishes secondary material in the form of supporting bibliographic data, indexes and abstracts, and tertiary layers of information in the form of review and reference works, including the Trends and Current Opinion series and Encyclopaedia of Neuroscience. In addition the company publishes conference proceedings, letters, journals for rapid communications, handbooks, bulletins, magazines, dictionaries, newsletters, and sponsored publications.


 Elsevier Science offers a number of secondary databases, available electronically online or on CD-ROM. These include: EMBASE, covering pharmaceutical and biomedical sciences; Compendex, covering all the engineering disciplines; Geobase, focusing on geoscience and related areas; Beilstein
Database, providing online access to approximately eight million chemical structures with linked descriptions of the properties, reactions, preparations, citations and links to the pharmaceutical research tools of MDL Information
Systems; and Elsevier BIOBASE, a biological science database. Elsevier Science also maintains such highly specialized databases as World Textiles and FLUIDEX.

 In the scientific publishing business journal subscriptions are usually paid annually in advance. In 2000, subscriptions accounted for approximately 76% of Elsevier Science's turnover, circulation and copy sales for 9% of turnover and other sources for 15% of turnover. In 2000, approximately 43% of Elsevier
Science's turnover was derived from North America, 33% from Europe, and the remaining 24% from Rest of World.


 Much of the pre-press production of the scientific businesses is undertaken in-house. An electronic production system, Computer Aided Production ("CAP") is used to deliver the full text of journal articles in whichever format the customer requires: online, on CD-ROM, or in print. Electronic files of all journals are fed from CAP into the Electronic Warehouse, which in turn stores content and makes it available as required for delivery to customers. Printing is primarily sourced through a variety of unaffiliated printers located in cost effective printing centres, mainly in Europe. As part of our ongoing efforts to upgrade our systems infrastructure, we are rolling out an electronic workflow programme from author submission and peer review to pre-press and the Electronic
Warehouse. The distribution of hard copy scientific journals is to a large extent handled through independent subscription agents. Electronic delivery is directly fulfilled principally through ScienceDirect.


 Competition with Elsevier Science is generally on a title by title basis.
Leading competing titles are normally published by learned societies such as the American Chemical Society, the Institute of Electrical and Electronics Engineers and the American Institute of Physics in the United States and the Royal Society of Chemistry in the United Kingdom.

Medical Businesses


 The Science & Medical segment also operates a worldwide network of medical publishing and communications businesses. The medical businesses within the Science & Medical segment comprise Excerpta Medica Communications, Editions
Scientifiques et Medicales Elsevier and The Lancet, and together these businesses contributed approximately 15% of the Science & Medical segment's turnover in 2000. In June 2000, we sold the Springhouse business, focused on the nursing community, for $105 million.

 Excerpta Medica Communications ("EMC") publishes customised information to healthcare professionals, medical societies and pharmaceutical companies worldwide. Consistent with the global structure of its main clients, EMC fulfils the needs of pharmaceutical companies' international and domestic marketing operations through its offices in The Netherlands, Germany, Italy, France, Spain, the United States, Japan, Hong Kong and Australia. Activities include educational and promotional scientific information delivered via medical symposia, traditional print media, audio-visual and computer-based programs. EMC works closely with pharmaceutical companies to provide worldwide marketing platforms for new drugs. In 2000, approximately 89% of EMC's turnover was derived from sponsored projects and 11% from subscriptions. In the same period, approximately 37% of turnover came from North America, 30% from Europe and 33% from Rest of World.


 Editions Scientifiques et Medicales Elsevier ("ESME") based in Paris, publishes a range of medical, biotechnology and clinical chemistry titles, including the renowned Encyclopedie Medico Chirurgicale. In 2000, ESME launched Spanish and
English language treatises of Encyclopedie Medico Chirurgicale. In 2000, ESME's circulation and copy sales accounted for approximately 52% of total turnover, with a further 8% from advertising, 29% from subscriptions and 11% from other sources.


 The Lancet is one of the world's most respected medical journals, covering all aspects of human health and is sold through subscription in over 75 countries.
The Lancet celebrated its 175th year of publication with the launch of The
Lancet Oncology, the first of a series of journals with review information on specific diseases. In 2000, subscriptions accounted for 86% of total turnover, advertising for 14%.

 The medical publishing field is highly fragmented. There is regional competition from a number of publishers and service providers in the United
States, such as The Thomson Corporation, American Medical Association,
Massachusetts Medical



Society (New England Journal of Medicine), Medi Media, Adis Press and
Lippincott-Raven (Wolters Kluwer), Advanstar and IMS (Cognizant).


Harcourt Scientific Technical and Medical Businesses

 On 27 October 2000 Reed Elsevier announced agreements had been reached to acquire Harcourt's Scientific Technical and Medical business and U.S. Schools
Education and Testing businesses in a $4.5 billion transaction, subject to regulatory reviews which are currently in progress.


 The Harcourt Scientific Technical and Medical ("STM") businesses are expected to bring high quality scientific and technical journals and a leading global position in medical publishing. The combined business will be positioned across the entire scientific, technical and medical spectrum, and will offer a range of Internet information services.

 Harcourt STM has two principal businesses, Academic Press and Harcourt Health
Sciences:


 --- Academic Press publishes 174 peer-reviewed journals, with particular focus on life, physical, social and computer sciences. Academic Press also publishes reference works and databases. The IDEAL system provides
      Academic Press content online and holds over 95,000 scientific research articles.


 --- Harcourt Health Sciences is a leader in healthcare and medical publishing measured by revenues. Through a range of imprints, including Mosby, Churchill Livingstone, Harcourt and WB Saunders, Harcourt Health Sciences publishes some 8,500 clinical reference works and 250 journals and handbook series, covering the full spectrum of primary medical research, clinical practice and allied healthcare. Through MD Consult, Harcourt
      Health Sciences provides proprietary and licensed clinical information to physicians and other healthcare professionals.

 Total revenue for these Harcourt STM businesses for the year to 31 October 2000 were $688 million.


 Following the closing of the acquisition, two separate divisions will be created within the Science & Medical segment, Science and Medical, and the immediate priorities will be:

 ---  to integrate the Elsevier Science and Academic Press businesses;


 --- to use the combined science content and navigation tools to develop new, customised online information services;


 ---  to integrate the worldwide medical businesses; and

 --- to reorganise medical publishing around key clinical disciplines and expand the availability of online information services and solutions.


 In Science, the combination of the brands and content of Academic Press and Elsevier Science is expected to create a business with a breadth and depth of scientific information across the major scientific disciplines. The
ScienceDirect online platform is scalable and the service will be extended across the Academic Press content.

 In Medical, the acquisition of Harcourt Health Sciences will represent an opportunity in a complementary area for Science & Medical. Science & Medical's clinical medicine journals, medical databases and the medical communications businesses fit well with Harcourt Health Sciences. The Harcourt Health Sciences prestigious reference works and handbook series across clinical disciplines is expected to provide opportunities for the development of navigational tools for online information services. MD Consult is an entry point into online services for practising clinicians and is expected to be leveraged through the application of Science & Medical's online publishing skills and increased investment to create additional Internet services.


LEGAL




                                  1998           1999            % change             2000            % change
                               ------------   ------------  -------------------   ------------   -------------------
                              ('L' million)  ('L' million) at constant rates(1)  ('L' million)  at constant rates(2)

Turnover
 LEXIS-NEXIS U.S.  . . . . .            741            854                 +13%            947                   +4%
 LEXIS-NEXIS International              207            233                 +13%            254                  +11%
                               ------------   ------------  -------------------   ------------   -------------------
                                        948          1,087                 +13%          1,201                   +5%
                               ============   ============  ===================   ============   ===================
Adjusted operating profit(3)            291            282                 --5%            237                 --19%
                               ============   ============  ===================   ============   ===================
Operating margin . . . . . .          30.7%          25.9%             --4.8pts          19.7%              --6.2pts
                               ============   ============  ===================   ============   ===================

 -------------------


(1) Represents percentage change over 1998 at constant rates of exchange, which have been calculated using the average exchange rates for the 1998 financial year; see page 29 for percentage changes at actual rates of exchange.

(2) Represents percentage change over 1999 at constant rates of exchange, which have been calculated using the average exchange rates for the 1999 financial year; see page 29 for percentage changes at actual rates of exchange.


(3) U.K. and Dutch GAAP allow the presentation of alternative earnings measures. Adjusted operating profit is presented as an additional performance measure and is shown before amortisation of goodwill and intangible assets and exceptional items. U.S. GAAP does not permit the presentation of alternative earnings measures.

 The Legal segment of Reed Elsevier serves important legal, tax, business and reference markets around the world. The Education business, previously reported within the Legal segment, has been presented separately for the first time in 2000 in anticipation of the acquisition of Harcourt. Comparatives have been restated accordingly.


 The Legal strategy is to serve as an indispensable partner to legal and other professionals, on a global basis, through the provision of preferred information and solutions.

 In 2000, we launched new and upgraded Internet products and services including the core research services of lexis.com and nexis.com for the North American Legal Markets division and the Corporate and Federal Markets division. We have expanded our sales and marketing activities, and have been building our global capability and presence through acquisition and alliance.


 In recognition that our markets and customers are increasingly becoming global, we are developing a global product and technology platform to serve as an underpinning to link individual country offerings, and to enable Reed Elsevier legal content to be delivered to our customers around the globe. We also made the important decision in 2000 to adopt LEXIS-NEXIS as our global brand. This will be implemented progressively across our international markets in 2001.

 Acquisitions were made in 2000 in the U.S., the U.K., Asia and Latin America to extend our global capability. LEXIS-NEXIS International added Eclipse, a leading publisher in U.K. employment law and related fields which is an important growing area of law. In the Corporate and Federal Markets division, we acquired the RiskWise group of companies which provides online identity verification and fraud-risk solutions for the e-commerce industry and complements our existing public record business.


LEXIS-NEXIS U.S.


 LEXIS-NEXIS U.S. is a leading provider of information to the legal, corporate and government markets in hard copy, online and CD-ROM formats. It operates principally in the U.S.. LEXIS-NEXIS U.S. is organised into three business units: North American Legal Markets, Corporate and Federal Markets and Martindale Hubbell. In 2000, LEXIS-NEXIS U.S. contributed approximately 79% of the total turnover of the Legal segment.

 The North American Legal Markets division is responsible for developing, marketing and selling legal information products in electronic and hard copy formats to legal firms and practitioners. In 2000, LEXIS-NEXIS U.S. continued its investment in new products and services, in sales and marketing, and in support activities, to better meet the changing needs and expectations of legal and other professionals and to improve its competitive position.


 In the North American Legal Markets division, we met our goal in 2000 of introducing a competitive Internet-based service mid year with the enhanced lexis.com, and we continue to add content and functionality to improve and differentiate our service. Content licences were secured through long term agreements with CCH and Tax Analysts, both leading publishers of tax material. Case law summaries have now been added to the LEXIS-NEXIS federal and state case law collection. These summaries cover cases since 1995 and we are working to include earlier years, having started with those cases most often accessed. Navigation and printing functions have been improved for easier usability and report products introduced to help customers analyse their research results more efficiently.

 The most recent independent market research shows lexis.com to have parity preference amongst law students, an improvement from a year ago and representing an important milestone.


 Customisation has been a feature of 2000 both in product and in marketing and sales programmes. During the year we launched a range of tools under the LEXIS-NEXIS Customized e-Solutions brand, including: an enterprise-wide portal powered by Plumtree Software and developed exclusively for law firms' knowledge management needs; Custom Web Pages for easy access to specific forms and sources on lexis.com; Intranet Solutions for firms in the initial stages of creating an Intranet; and Practice Pages designed under the guidance of Matthew Bender authors and editors for a customised approach to specific areas of practice. To meet the needs of U.S. attorneys in small firms and single-lawyer practices, the lexisONE.com service was launched with free and fee-based research and legal forms, as well as resources to help attorneys manage firm business, client relationships and their careers.


 Matthew Bender, a leading U.S. publisher of legal analysis and case law, offers more than 500 publications in print and electronic formats --- sold to subscribers in more than 160 countries. Its publications include California Forms of Pleading and Practice, Collier on Bankruptcy, Immigration Law and Procedure, Moore's Federal Practice, Nimmer on Copyright and Rabkin & Johnson's Current Legal Forms.

 Michie offers more than 700 practice-enhancing titles, 400 Custom Legal Publications and the Annotated Codes of 35 states and territories. In addition, Michie is the official publisher of the United States Code Service and United States Supreme Court Reports, Lawyers' Edition. Law school professors and students have long relied on the Michie Contemporary Legal Education Series to provide course materials, prepared by leading legal scholars.


 Shepard's is the premier U.S. legal citation service, providing a comprehensive mix of Federal and State jurisdictional and topical citator services delivered online or in print or CD-ROM formats. "Shepardizing" is a key process for all U.S. lawyers and involves checking the continuing authority of a case or statutory reference in the light of subsequent legal changes.

 The Corporate and Federal Markets divi sion is responsible for developing, marketing and selling the Lexis-Nexis online service to corporations, businesses and local, state and federal government agencies, and also manages news, business, financial and public records content acquisition and enhancements. In the Corporate and Federal Markets division, we launched the new flagship product, nexis.com, in September 2000. This represents a major upgrade of our online research service, adding much improved navigation, personalisation and search capabilities to our information databases. As in the North American Legal Markets division, we are building customised solutions with our customers that are both industry and function specific, such as insurance, media, sales support, mergers and acquisitions and business intelligence, that integrate searching across a customer's Intranet, Lexis-Nexis and other information sources, including the web. We have made alliances with major systems suppliers, such as Siebel and Verity, who have embedded nexis.com in their products.


 Martindale-Hubbell is a publisher of biographical guides to the legal profession in North America and internationally. Its flagship product, the Martindale-Hubbell Law Directory, includes more than 900,000 U.S. lawyer and law firm listings. There are also special Canadian and International editions and an online directory of professional legal staff. The Martindale-Hubbell Law Directory is available through hardbound print, CD-ROM and online. Martindale-Hubbell also offers the Internet-based lawyers.com service to small law offices to connect them with prospective clients. The service, which is free to users, provides profiles of some 420,000 attorneys and firms world-wide.

 Other businesses within LEXIS-NEXIS U.S. include: LEXIS Document Services, a provider of comprehensive searching and filing services to U.S. law firms and asset-based lenders which provides service for 4,300 jurisdictions throughout the U.S. and Canada; Marquis Who's Who, a U.S. publisher of biographical information; National Register Publishing, a U.S. publisher of directories serving the advertising, financial, real estate, and general reference markets; and Reed Technology & Information Services ( "RTIS "), a provider of content management and information delivery systems.


 LEXIS-NEXIS Europe offers a wide range of LEXIS-NEXIS online information products in its European markets, including local-language Internet browser products in Germany and France. In January 2000, the business was expanded through the acquisition of FT Profile and a long term licence agreement for Financial Times content. From January 2001 LEXIS-NEXIS Europe will form part of LEXIS-NEXIS International.

 In 2000, approximately 66% of LEXIS-NEXIS U.S.'s turnover came from subscription sales, including online services, 10% from transactional sales of online services, 9% from advertising (including directory listings), 5% from circulation and copy sales and the remaining 10% from other sources. In the same period approximately 96% of turnover came from North America and 4% from the rest of the world.


 In the U.S. legal information and services markets, LEXIS-NEXIS U.S.'s principal competitor is West (The Thomson Corporation). The principal competitors in the business information market include Dialog (The Thomson Corporation) and Factiva (Dow Jones and Reuters).


LEXIS-NEXIS International

 LEXIS-NEXIS International comprises the Butterworths group of companies, Editions du Juris-Classeur in France, Verlag Orac in Austria, Orac Publishers in the Czech Republic, 40% interests in Giuffre(C) in Italy and in Staempfli Verlag in Switzerland, 50% interests in Wydawnictwa Prawnicze PWN, a Polish joint venture, HVG-Orac, a joint venture in Hungary, and legal publishers in Latin America. In 2000 LEXIS-NEXIS International contributed 21% of the total turnover of the Legal segment.


 Butterworths operates in the U.K. (Butterworths Tolley Publishing), Australia, New Zealand, South Africa, South East Asia, India, Canada and the Republic of Ireland. Butterworths provides legal, tax and regulatory materials in loose-leaf, book, CD-ROM and online formats.

 Butterworths Tolley Publishing's most widely known publications are Halsbury's Laws of England, The Encyclopaedia of Forms and Precedents, Simon's Taxes and Butterworth's Company Law Service. An increasing amount of its information is now available online, through the web-based Butterworths Lexis Direct service. The integration of Butterworths Direct and LEXIS has provided access, via a single subscription, to a wide range of U.K., Commonwealth and U.S. legal materials. Butterworths Lexis Direct is a leader in electronic legal publishing both in terms of content and functionality and comprises several services: Law Direct, a subscription based current awareness service; All England Direct, comprising a 24-hour case reporting service, and the entire All England Law Reports; and Halsbury's Law Direct, comprising the complete text of the 56 volume set of the latest edition fully updated. During 2000, customised services were added in specialist fields, such as Human Rights Direct and EU Direct, and, in partnership with a leading legal training firm, CPD Direct was launched, providing online training and professional development as an online service.


 Butterworths Tolley Publishing is a market leader in "first point of reference" tax publishing, through its single volume guides and its loose leaf service, and complements Butterworths' position in publishing for practitioners at the specialist end of the legal and tax markets in the U.K.. Butterworths Tolley Publishing also produces several CD-ROM and online products for tax, regulatory and business markets. The expansion into regulatory publishing continued with the acquisition in January 2000 of Eclipse, a publisher of U.K. employment law and related material.


 In 2000, approximately 87% of Butterworths' turnover was derived from hard copy sales, with 13% attributable to electronic products. In the same period, approximately 60% of turnover came from the U.K., 13% from Australia, 6% from Canada and the balance from the rest of the world. Printing is primarily sourced through a variety of unaffiliated printers located in cost-effective printing centres. Warehousing and distribution are largely outsourced. The principal U.K. competitor in the legal field is Sweet & Maxwell (The Thomson Corporation), with Commerce Clearing House (Wolters Kluwer) competing against its tax publications.

 Editions du Juris-Classeur ( "EJC ") is a French publisher of legal materials in loose-leaf form, CD-ROM and online for lawyers and notaries. The Juris-Classeur collection comprises some 400 regularly updated volumes covering 66 topics. Its

20 journals, including the leading weekly La Semaine Juridique, also cover all the important areas of French legal practice. In 2000 the French case law database, Juris-Data, was launched as an online service. EJC has its own printing and warehousing facilities. In 2000, subscriptions comprised approximately 75% of EJC's turnover, while circulation and copy sales comprised approximately 20% of turnover, with 5% from other sources. EJC's major competitors are Dalloz (Havas Vivendi) and Lamy (Wolters Kluwer).


 Verlag Orac, the leading tax publisher and a leading law publisher in Austria, publishes a comprehensive range of tax materials, including the fortnightly Austrian Tax Newspaper and the monthly Journal of Accountancy. Verlag Orac also has an equity holding in a Hungarian law publisher HVG-Orac (50%) and now has full ownership of Orac Publishers in the Czech Republic.

 Giuffre, in which Reed Elsevier has a 40% interest, publishes reference materials in both hard copy and, increasingly, CD-ROM formats for the Italian legal market. It also has a journals programme.


 StImpfli Verlag is a Swiss legal and tax publisher in which Reed Elsevier has a 40% interest.

 Wydawnictwa Prawnicze PWN is a joint venture company which was established in 1994 with PWN, Poland's leading academic publisher in which Reed Elsevier has a 50% interest.


 LEXIS-NEXIS International's Latin American businesses comprise legal publishers in Argentina (Abeledo Perrot, Depalma and Jurisprudencia) and in Chile (Publitecsa and Conusur). Publitecsa and Conusur were both acquired in 2000. They serve a range of markets including legal practitioners and academic and student markets.




EDUCATION



                                     1998           1999            % change             2000            % change
                                  ------------   ------------  -------------------   ------------   -------------------
                                 ('L' million)  ('L' million) at constant rates(1)  ('L' million)  at constant rates(2)

Turnover
Reed Educational & Professional
  Publishing. . . . . . . . . .            159            181                 +12%            202                   +9%
                                  ============   ============  ===================   ============   ===================
Adjusted operating profit(3). .             31             34                  +8%             40                  +15%
                                  ============   ============  ===================   ============   ===================
Operating margin. . . . . . . .          19.5%          18.8%             --0.7pts          19.8%               +1.0pts
                                  ============   ============  ===================   ============   ===================

 -------------------


(1) Represents percentage change over 1998 at constant rates of exchange, which have been calculated using the average exchange rates for the 1998 financial year; see page 29 for percentage changes at actual rates of exchange.

(2) Represents percentage change over 1999 at constant rates of exchange, which have been calculated using the average exchange rates for the 1999 financial year; see page 29 for percentage changes at actual rates of exchange.


(3) U.K. and Dutch GAAP allow the presentation of alternative earnings measures. Adjusted operating profit is presented as an additional performance measure and is shown before amortisation of goodwill and intangible assets and exceptional items. U.S. GAAP does not permit the presentation of alternative earnings measures.


 The Education business is now reported separately from the Legal segment in anticipation of the acquisition of Harcourt. Reed Educational & Professional Publishing ("REPP") serves the educational markets of the U.K., the U.S., Australia, New Zealand and South Africa, as well as the international professional and academic sectors.

 REPP aims to be the number one choice for the provision of materials to teachers and of professional and academic knowledge and instruction in targeted market segments. Four key elements underpin achievement of this aim: expansion in the supplemental segment of the U.S. schools market; continued consolidation in the U.K. schools market; development of electronic resources; and expansion of electronic access.


Reed Educational & Professional Publishing

 REPP operates through eight main businesses: U.K. Schools comprising the Heinemann, Rigby and Ginn imprints; Global Library and Butterworth-Heinemann based in the U.K.; Rigby and Greenwood-Heinemann based in the United States; Rigby-Heinemann based in Australia; Heinemann in South Africa; and Reed Publishing in New Zealand. U.K. Schools is a publisher for the U.K. primary and secondary markets. Global Library publishes reference material for school libraries and has operational units in the U.K., United States and Australia. Butterworth-Heinemann is an international publisher of professional information and learning materials for higher education and professional markets. It has publishing units in the U.K., United States and Australia. In the United States, Rigby publishes supplemental materials for elementary school literacy development. Greenwood-Heinemann publishes monograph and reference lists and teachers' professional resources. The Australian business, Rigby Heinemann, is a publisher of primary and secondary school books in Australia. In South Africa, Heinemann is a publisher of school texts and in New Zealand, Reed Publishing publishes text-books for the local market. 2000 also saw expansion of the e-learning unit and the development of a number of electronic products such as the Heinemann Explore reference product.


 In 2000, approximately 51% of REPP's turnover was derived from North America, 31% from the U.K., 7% from Australia and the remaining 11% from the rest of the world. Printing and binding are performed by unaffiliated printers and in cost effective printing centres both in the country of origin and around the world. REPP has its own warehouse and distribution facilities in its principal territories. REPP's major U.K. competitors are Longman (Pearson), Oxford University Press, Stanley Thornes (Wolters Kluwer) and Cambridge University Press. In the United States, principal competitors include Wright Group (Tribune), SRA/ Open Court (McGraw Hill) and MCP (Pearson). University presses are considered to be competitors in the academic market. In Australia, principal commercial competitors include Nelson, Macmillan, AWL and Jacaranda.


Harcourt Education and Testing Businesses

 On 27 October 2000 Reed Elsevier announced agreements had been reached to acquire Harcourt's Scientific, Technical and Medical business and U.S. Schools Education and Testing businesses in a $4.5 billion transaction, subject to regulatory reviews which are currently in progress.


 Harcourt is a leader in U.S. educational publishing and assessment markets, providing print and multi-media teaching materials and tests.

 --- Harcourt School Publishers is a leading U.S. elementary (K-6) publisher with particular strength in the four major subject areas of science, reading, math and social studies. The business has been successful in state adoptions, particularly in the three largest adoption states of Texas, Florida and California. In 2000, Harcourt's new reading programme was adopted for use in Texas and its science programme was adopted for use in Texas, Florida, California, North Carolina and West Virginia.


 --- Holt, Rinehart and Winston is a major U.S. secondary (grade 6-12) publisher with a leading position in literature and language arts, the largest middle and secondary school discipline. It also has a strong and growing position in science and is developing new math and social studies programmes.


 --- Steck-Vaughn is a publisher of U.S. K-12, adult education and public supplemental educational materials. The business is complementary to Reed Elsevier's Rigby business.

 --- Harcourt Trade is a small niche U .S. publishing business including the Harvest imprint.


 In the Testing area, Harcourt has two principal businesses, Harcourt Educational Measurement and The Psychological Corporation, which provide testing and performance measurement services for educational and clinical use.

 --- Harcourt Educational Measurement provides a range of achievement, aptitude and guidance educational testing services for measuring K-12 student progress. Harcourt Educational Measurement develops and administers accountability tests for students in all 50 U.S. states and is the exclusive contractor in 20 states, including California and Florida.


 --- The Psychological Corporation provides practising and research psychologists with psychological, speech and occupational therapy assessment tests for many aspects of human behaviour, intelligence and development.


 Total revenue for these Harcourt Education and Testing businesses for the year to 31 October 2000 were $990 million.

 The Education strategy focuses on growing share through innovation and excellence in publishing development.


 The immediate priorities after closing the acquisition will be:

 --- to maintain the current momentum in winning U.S. state adoptions, and to follow this success through in open states;


 --- to integrate the Steck-Vaughn and Rigby supplemental businesses and to expand the publishing programmes;


 ---  to  step   up  investment  in  new  programmes   in  secondary  education,
      particularly math;

 --- to expand the scope and penetration of the testing business through Internet-based delivery and services; and


 --- to step up investment in the online publishing unit to develop new interactive learning programmes.

 The primary objectives of accelerated investment in e-learning will be in the migration of key course content, the development of supporting interactive instructional material, the development of teacher and ancillary material, and the strengthening of online library reference materials.

BUSINESS



                                     1998          1999             % change            2000            % change
                                 ------------   ------------   -------------------  ------------   -------------------
                                ('L' million)  ('L' million)  at constant rates(1) ('L' million)  at constant rates(2)

Turnover
 Cahners Business Information             531            542                  --1%           665                  +15%
 Reed Business Information . .            248            243                  --2%           270                  +11%
 Elsevier Business Information            257            270                   +7%           278                  +11%
 Reed Exhibition Companies . .            274            301                   +8%           358                  +18%
 OAG Worldwide . . . . . . . .             90             85                  --6%            72                 --19%
 Other . . . . . . . . . . . .             34             29                                  29
                                 ------------   ------------   -------------------  ------------   -------------------
                                        1,434          1,470                   +2%         1,672                  +12%
                                 ============   ============   ===================  ============   ===================
Adjusted operating profit(3) .            268            245                  --9%           264                   +7%
                                 ============   ============   ===================  ============   ===================
Operating margin . . . . . . .          18.7%          16.7%              --2.0pts         15.8%              --0.9pts
                                 ============   ============   ===================  ============   ===================

 -------------------

(1) Represents percentage change over 1998 at constant rates of exchange, which have been calculated using the average exchange rates for the 1998 financial year; see page 29 for percentage changes at actual rates of exchange.


(2) Represents percentage change over 1999 at constant rates of exchange, which have been calculated using the average exchange rates for the 1999 financial year; see page 29 for percentage changes at actual rates of exchange.


(3) U.K. and Dutch GAAP allow the presentation of alternative earnings measures. Adjusted operating profit is presented as an additional performance measure and is shown before amortisation of goodwill and intangible assets and exceptional items. U.S. GAAP does not permit the presentation of alternative earnings measures.

 The Business segment is comprised of business magazine and information companies operating principally in the U.S., the U.K., Europe and a worldwide exhibitions business.


 The Business strategy is to be the first choice of business professionals for information and decision support, marketing services and e-commerce connectivity. Reed Elsevier believes strong brands and market positions in key sectors, built on high quality and online decision support information and premium exhibition services, will attract audiences and deliver more effective buyer-seller connections.

 During 2000 the businesses have been brought together in one global division and the portfolio refocused on fewer, faster growing sectors through a programme of acquisitions and disposals. We have launched Internet portals in key sectors, as well as new print magazines and exhibitions. The principal acquisitions were CMD Group, e:Logic and Miller Freeman Europe. We have also been selling non-core assets including the K G Saur reference business in Germany, a number of the tuition businesses in The Netherlands and Belgium, and a range of titles in the US and Europe that did not fit our chosen sectors.


 The sale of our travel publishing businesses, OAG Worldwide and Cahners Travel Group, is well advanced and the Bowker bibliographic business is also to be sold. These disposals have a dilutive impact on earnings but leave the Business segment more focused.


Business Magazines and Information

 The business magazine and information businesses within the Business segment are made up of Cahners Business Information, Reed Business Information and Elsevier Business Information. Together these businesses contributed approximately 73% of the turnover of the Business segment in 2000. In the U.S. business to business magazines are primarily distributed on a "controlled circulation" basis, whereby the product is delivered without charge to qualified buyers within a targeted industry group based upon circulation lists developed and maintained by the publisher. In the U.K. business magazines are distributed both on a "controlled circulation" basis and a "paid circulation" basis, but in both cases are dependent on advertising for a significant proportion of their revenues. As turnover is mainly derived from advertising, these businesses are sensitive to economic conditions and advertiser expenditure in those countries. In The Netherlands, however, a higher proportion of publications is sold by subscription, thus such publications are generally more resilient through economic cycles.


 Cahners Business Information ("Cahners") is a leading publisher of business information in the United States, with over 100 trade magazines and some 120 web sites. Following the changes in portfolio, Cahners Business Information has been reorganised into three market sector-focused divisions; Manufacturing and Electronics, Construction and Retail, and Media to support its transformation from a broad-based publisher of business-to-business magazines to a market sector focused, media-neutral provider of critical information and marketing solutions to business professionals. Throughout the year Cahners has launched vertical portals in a number of key sectors, including e-insite in Electronics, manufacturing.net in Manufacturing, and variety.com, tvinsite.com and wirelessweek.com in respectively the entertainment, television and telecommunication areas within Media. Over 20 portals have now been launched, using the e:Logic platform, in target sectors. In Construction, major development work has followed the CMD Group acquisition to leverage its content into a vertical portal to address the construction industry supply chain. Within the Manufacturing sector we are migrating the joint venture with i2 into a more straightforward licensing arrangement and have refocused the web service on the design, automation and supply chain/logistics segments of Manufacturing.


 Launches have not been confined to Internet services. Cahners launched three new magazines --- eV, focused on entertainment and the digital economy; Broadband Week, which informs on broadband networks, applications and content, and CommVerge, which addresses the converging space of communications, computers and consumer electronics.

 In May, Cahners made the $300 million acquisition of CMD Group, an international supplier of information to the construction industry. CMD Group provides construction project information, both nationally and regionally in the U.S., as well as directories of building products and services and construction cost data.


 In June, Cahners acquired e:Logic, a growing application service provider of web development, design and delivery systems to media and Internet companies for $73 million. e:Logic provides Cahners with content management technology and is supporting our strategy of building leading Internet portals.

 Cahners Travel Group, the travel publishing division, has been offered for sale.


 Among the best known Cahners titles are Variety, Broadcasting & Cable, Multichannel News, Publishers Weekly, EDN, Design News and Interior Design. Cahners also publishes product tabloids which provide information primarily on new products to managers and professionals in the industrial, processing, medical, scientific and high technology fields. Cahners operates primarily in the United States, with major publishing centres in New York, Boston, Chicago, Los Angeles, Denver and Greensboro. Readership of its publications is expanding beyond U.S. borders, reflecting both the potential of U.S. exports and the increasing internationalisation of the industries served.


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

 In 2000, approximately 74% of Cahners' total turnover came from advertising, 15% from subscriptions and circulation sales and 11% from other sources. Cahners operates circulation management and fulfilment facilities in Colorado and the Caribbean island of St Kitts which identify, qualify and maintain subscriber lists for substantially all of its titles. These lists enable Cahners to serve its advertisers by creating highly targeted readerships for its magazines. Much of the editorial pre-press production is performed in- house. Paper and printing services are purchased on a co-ordinated basis with other Reed Elsevier businesses in the U.S.. Distribution of magazines is primarily through the U.S. postal service, supplemented by news-stand sales through unaffiliated wholesalers.


 Reed Elsevier's U.S. business to business titles compete on an individual basis with the publications of a number of publishers, including CMP Media (United Business Media) in its electronics sectors and Advanstar, BPI/VNU, Primedia, Penton Media, Hanley Wood and McGraw-Hill in other sectors.

 Reed Business Information ("RBI"), the U.K. based business magazine and directory publisher, has a portfolio of around 100 business magazines, directories, market access products and online services. RBI publishes over 50 primary business magazine brands in some 20 market facing sectors. Its business magazines include Computer Weekly, Farmers Weekly, Estates Gazette, Flight International, New Scientist, Caterer & Hotelkeeper, Doctor, Commercial Motor and Community Care. Its major directories are Kelly's, Kompass and The Bankers' Almanac, and it also has online services which include Estates Gazette Interactive, Air Transport Intelligence, Planet Science, ICIS-LOR and totaljobs.com.


 In the U.K., RBI continued to increase investment in totaljobs.com, the online recruitment service, which has a leading position in the U.K. with approximately 50,000 jobs carried. Other initiatives include the 75/25 computerweekly.com joint venture with InterX to combine RBI's brands, content and publishing expertise with InterX's technical and product data services. RBI launched E.Business Review and increased the frequency of Personnel Today.


 In 2000, approximately 81% of RBI's turnover came from the U.K., 8% from continental Europe, 7% from North America and 4% from the rest of the world. In the same year, approximately 66% of turnover was derived from advertising, 14% from subscription sales, 10% from circulation sales and the remaining 10% from other sources. RBI performs full computerised editorial make-up in-house for all of its titles. Paper and printing services are purchased from unaffiliated third parties, primarily on a co-ordinated basis with other Reed Elsevier businesses in the U.K.. RBI's distribution is generally through public postal systems, with news-stand distribution for some titles through outside wholesalers. RBI competes directly with EMAP Business Communications and United Business Media in a number of sectors in the U.K., and also with many smaller companies on an individual title by title basis.

 Elsevier Business Information ("EBI") comprises the business and reference publishing operations in continental Europe, which operates in The Netherlands, Belgium, Spain, Germany, France and Italy.


 EBI in The Netherlands, is focused on 13 market segments. It publishes over 160 titles and is the leading business magazine and information publisher. Its principal titles include Elsevier, the major current affairs weekly, Beleggers Belangen and FEM in business and management, Boerderij and Buiten in agriculture. Its titles are predominantly subscription-based and revenue is principally divided between subscriptions and advertising. Most titles are published in the Dutch language. Through trade journals, product news tabloids, directories, documentary systems, databases, newspapers, and websites, EBI serves markets which include agriculture, catering, construction, engineering, food, fashion, horticulture, transportation, tourism and travel.

 EBI's zibb.nl was launched in 2000 as a general business information portal in The Netherlands.


 The portfolio was extended by the acquisition in July 2000 of the Stammer business in Italy, as part of the Miller Freeman Europe transaction, and by other acquisitions in France, Spain and Germany. Disposal of the K G Saur reference business has been completed and a number of the non core Tuition businesses have been, or are in the process of being, sold.

 In 2000, approximately 36% of EBI's turnover was derived from advertising, 29% from magazine subscriptions, 16% from training, 10% from magazine circulation and copy sales, and the remaining 9% from other sources including sales of software. Printing and production is contracted out to third parties and distribution is mainly through the Dutch postal system. EBI competes with a number of companies on a title by title basis in individual market sectors, the largest competitors being Wolters Kluwer and VNU. In the agricultural sector, the main competition is from Oogst (association journal).


 EBI Belgium, publishes 10 English language product news tabloids for the international market. This business provides specialised information on new products in the international electronic, laboratory, biotechnical and industrial markets. The Spanish operations, Elsevier Informacion Profesional, comprise Grupo Arte y Cemento, a publisher of product news tabloids, Construdatos, which publishes market information on new building projects and Inese (acquired in 2000).

 Other constituents of EBI are Editions Prat, a publisher of mainly loose-leaf information aimed at the fiscal, legal and administration sectors in France; Groupe Strategies, which publishes the journal Strategies and other information materials for the French advertising and communications industry; Reed Elsevier Deutschland, which includes Artzliche Praxis, a prominent German language medical journal and Institut Verlag, a supplier of information for the construction industry.


Exhibitions


 The exhibitions business contributed approximately 21% of the turnover of the Business segment in 2000, and is the world's largest exhibitions business, with a leading position in the U.S., Asia and each major European economy.

 Reed Exhibition Companies ("REC") is an international event organizer, with 450 events in 28 countries, attracting over 100,000 exhibitors and 5.5 million buyers annually. REC's events are concentrated in a number of industry sectors of which the most important are: marketing and business services; publishing; IT/communications; manufacturing; aerospace; leisure; electronics; hospitality; travel; entertainment; and retail.


 Many of REC's events are industry leaders, including National Hardware Show, National Manufacturing Week, JCK International Jewellery Shows, Professional Golfers Association (PGA) Merchandise Show, PGA International Golf Show and Canadian Machine Tool Show in North America; Pakex, World Travel Market and London Book Fair in the U.K.; MIDEM, MIPTV, MIPIM, Salon Nautique and FIAC in France; Computer Faire in South Africa; AIMEX in Australia and Australian Gift Fairs; International Jewellery Tokyo in Japan; Asian Aerospace and Thai Metalex in South-East Asia; and the Nepcon and Travel series of international events.

 REC launched over 35 new shows in 2000, and a significant increase in investment in show related websites, of which there are now over 250. These will provide more accessible and focused pre and post event services, including contact broking, to exhibitors and attendees.


 In July 2000 Reed Elsevier acquired Miller Freeman Europe, a leading trade exhibition organiser in Europe with operations in France, Spain, Italy, Germany and Scandinavia, for 'L'360 million. The portfolio has over 100 shows and 66 related websites and includes prestigious international and national domestic events across a number of sectors, including building and construction, retail, food and hospitality, and environmental services.


 Acquisitions have also been made in the U.S. food sector and alliances formed with major exhibition halls in Berlin and Vienna.

 Over 80% of REC's turnover is derived from exhibition participation fees, with the balance attributable to conference fees, advertising in exhibition guides, sponsorship fees and admission charges. With few exceptions no capital is employed in exhibition halls, the majority of which are leased on a short term basis. In 2000 approximately 42% of REC's turnover came from North America, 34% from continental Europe, 10% from the U.K. and the remaining 14% from Rest of World. As some events are held other than annually, turnover in any single year may be affected by the cycle of non-annual exhibitions.


 The exhibition industry has historically been extremely fragmented. Within domestic markets, competition comes primarily from industry focused trade associations and convention center and exhibition hall owners. The main U.S. competitor is Miller Freeman, Inc. (VNU), although a number of hall owners are increasingly seeking international presence.

OAG Worldwide


 Continued progress was made in the development of its electronic products with the launch of OAG.com and OAGMobile. The sale of OAG Worldwide is well advanced.


ELSEVIER REED FINANCE BV

 Elsevier Reed Finance BV ("ERF"), the Dutch resident parent company of the ERF group, is directly owned by Reed International and Elsevier. ERF provides treasury, finance and insurance services to the Reed Elsevier plc businesses through its subsidiaries in Switzerland: Elsevier Finance SA ("EFSA"), Elsevier Properties SA ("EPSA") and Elsevier Risks SA ("ERSA"). These three Swiss companies are organised under one Swiss holding company, which is in turn owned by ERF.


 EFSA, EPSA and ERSA each focus on their own specific area of expertise. EFSA is the principal treasury centre for Reed Elsevier. It is responsible for all aspects of treasury advice and support for Reed Elsevier plc's businesses operating in continental

Europe and certain other territories and undertakes foreign exchange and derivatives dealing services for the whole of Reed Elsevier. EFSA also provides Reed Elsevier plc businesses with financing for acquisitions and product development and manages cash pools and investments. EPSA is responsible for the exploitation of tangible and intangible property rights whilst ERSA is responsible for insurance activities relating to risk retention.


 During 2000, additional loans to Reed Elsevier plc businesses in the U.S. of $461 million were made, of which $200 million was to finance the acquisition of the CMD Group. Additional loans to Reed Elsevier plc businesses in Europe of 'E'425 million were made, of which 'E'413 million was to finance the purchase of the Miller Freeman Europe businesses. To fund this additional lending and to provide capacity to meet new lending requests, ERF raised $495 million by means of a rights issue to which Elsevier subscribed and the funds were contributed to EFSA. Furthermore, EFSA issued a 7-year bond in the Swiss domestic market, for $300 million equivalent. Additionally, EFSA put in place a $3.0 billion U.S. Commercial Paper programme in December, in anticipation of financing related to the Harcourt acquisition.

 EFSA continued to advise Reed Elsevier plc businesses on the treasury implications of the introduction of the euro and all euro transfer programmes are progressing according to plan. EFSA also organised bank tenders in several European countries, and implemented a number of cash-pooling arrangements within Europe. The volume of foreign exchange dealt by EFSA during 2000 amounted to approximately $3.8 billion equivalent. The average balance of cash under management, on behalf of Reed Elsevier plc companies, was approximately $0.5 billion.


 At the end of 2000, 87% (1999 93%) of ERF's gross assets were held in U.S. dollars, including U.S.$4.3 billion in loans to Reed Elsevier plc subsidiaries. The euro currency block represented 12% of total assets (1999 5%).

 Liabilities included $822 million in U.S. dollars and $423 million equivalent in euro currencies, borrowed under the euro commercial paper programme and the Swiss domestic bond.


                                    STRATEGY


 In February 2000 we announced the Reed Elsevier strategy for growth, which was built around the following key foundations:

 1.   Significant upgrade of management and organisation effectiveness;


 2. Major upgrade of products, using Internet technology, to deliver superior services to customers;

 3.   More effective marketing and sales programmes


 4. Significant increase in investment -- largely against Internet -- to drive revenue growth


 5.   Aggressive cost saving programmes

 6.   Geographical expansion


 7. Continue to target acquisitions/alliances to accelerate achievement of strategic goals

 Throughout 2000 we have been executing this strategy and can report that we have achieved virtually all of our objectives to date.


Significant upgrade of management and organisation effectiveness


 We have made strong new appointments to senior management positions. These include the Global CEOs for Science & Medical, Legal and Business; new CEOs for Cahners and the LEXIS-NEXIS operating businesses; a new Group Technology Officer, HR Director and General Counsel. Internet activities have been separately organised within each business with clear leadership and accountabilities. The head office has been reduced. Executive management development programmes and new incentive structures have been introduced.

Major upgrade of products, using Internet technology, to deliver superior services to customers


 New and upgraded products have been developed and launched, based on in-depth customer research. We have focused on providing higher value added content and services, Internet delivered, with greater ease of use and functionality, and increasing customisation.

 We have built, launched and expanded Internet portals around core Business sectors internationally. Five major portals have been launched in the U.S. in the electronics, manufacturing and media sectors and 15 more using the e:Logic platform. The new and upgraded Internet portals in Europe are performing satisfactorily in their target markets.


More effective marketing and sales programmes


 We have expanded customer research across the business. Marketing programmes have been redeveloped. Sales forces have been significantly increased, most particularly in Science & Medical and Legal.

Significant increase in investment -- largely against Internet -- to drive revenue growth


 The investment programme for 2000 has been aimed at upgrading our products and our marketing and sales activities. The investment programme was budgeted at 'L'260 million, and actual spend in 2000 was 'L'10 million higher.

Aggressive cost saving programmes


 Cost savings of 'L'143 million have been achieved in 2000, 'L'13 million ahead of plan. These have been derived principally from non-revenue generating areas, e.g. production, infrastructure and support staff.

Geographical expansion


 We have extended our position globally through acquisition and launch. In Science & Medical, ScienceDirect is now a fully global product. Within Legal, businesses have been acquired in the U.S., the U.K., Asia and Latin America. In Business, acquisitions have been made to fill out our presence in the Chemicals and Construction sectors. Exhibitions businesses have been acquired in continental Europe.

Continue  to   target  acquisitions/alliances   to  accelerate   achievement  of
strategic goals


 In 2000 we completed over 50 acquisitions, totalling 'L'952 million including CMD Group (construction information), e:Logic (application service provider), Miller Freeman Europe (exhibitions) and legal publishing businesses internationally. Non core business have been, or are in the process of being, disposed. Alliances have been formed to develop the scope and penetration of our Internet services. Reed Elsevier Ventures was launched above under 2000 to participate in emerging businesses.

 A more detailed review of progress by business is included above under "Business Description and Organisation".


                         PROPERTY, PLANTS AND EQUIPMENT


 Reed Elsevier does not own any physical property which is considered material to Reed Elsevier taken as a whole. None of the real property owned or leased by Reed Elsevier is presently subject to liabilities relating to environmental
      tions which is considered material to Reed Elsevier taken as a whole.

              ITEM 5: OPERATING AND FINANCIAL REVIEW AND PROSPECTS

                       OPERATING RESULTS --- REED ELSEVIER


 The following discussion is based on the combined financial statements which have been prepared in accordance with U.K. and Dutch GAAP which differ in certain significant respects from U.S. GAAP as set out in note 30 to the combined financial statements.


 The following discussion should be read in conjunction with, and is qualified by reference to, the combined financial statements. Unless otherwise stated, identified amounts relate to the total results of Reed Elsevier, including the results of discontinued operations.

 Reed Elsevier derives its turnover principally from subscription sales, circulation and copy sales, advertising sales and exhibition fees.


                  Turnover by source for continuing operations
                             Year ended 31 December



                       1998              1999             2000
                    'L' million   %  'L' million   %   'L' million   %
                     ----------  ---  ----------  ---   ----------  ---

Subscriptions. . .        1,138   36       1,305   39        1,457   39
Circulation & copy          630   20         620   18          627   17
Advertising. . . .          789   25         821   24          923   24
Exhibition fees. .          278    9         307    9          363   10
Other. . . . . . .          328   10         337   10          398   10
                     ----------  ---  ----------  ---   ----------  ---
Total. . . . . . .        3,163  100       3,390  100        3,768  100
                     ==========  ===  ==========  ===   ==========  ===

 The relative movement in subscription sales largely reflects the acquisition of subscription based businesses, customer migration from transactional to subscription accounts and the relative impact of currency translation. As a result of this and the impact of disposals, turnover from circulation and copy sales has declined as a proportion of total turnover.

 Reed Elsevier's principal geographic markets are North America, the United Kingdom and Europe (including The Netherlands).


             Turnover by geographic market for continuing operations
                             Year ended 31 December



                    1998              1999             2000
                 'L' million   %  'L' million   %   'L' million   %
                  ----------  ---  ----------  ---   ----------  ---

North America .        1,726   55       1,906   56        2,152   57
United Kingdom           483   15         484   14          521   14
The Netherlands          222    7         237    7          234    6
Rest of Europe           407   13         418   13          478   13
Rest of World .          325   10         345   10          383   10
                  ----------  ---  ----------  ---   ----------  ---
Total . . . . .        3,163  100       3,390  100        3,768  100
                  ==========  ===  ==========  ===   ==========  ===

 The increase in the relative importance of the North American market to Reed Elsevier largely reflects the impact of acquisitions. Acquisitions with significant sales in North America were CMD Group, acquired in May 2000, and Matthew Bender and the remaining 50% interest in Shepard's, both of which were acquired in August 1998. The relative movement in the Netherlands and Rest of Europe markets reflects the relative impact of currency translation and disposals.


 The cost profile of individual businesses within Reed Elsevier varies widely and costs are controlled on an individual business unit basis. The most significant cost item for Reed Elsevier as a whole is labour costs, which includes all employment costs of employees as well as of temporary or contracted staff. Labour costs represented 42%, 44% and 42% of Reed Elsevier's total costs, before amortisation of goodwill and intangible assets and exceptional items, of the continuing operations in 2000, 1999 and 1998, respectively.

 Acquired goodwill and intangible assets are capitalised and systematically amortised over a maximum period of 20 years.

 The following table shows turnover and adjusted operating profit for each of Reed Elsevier's business segments, in each of the three years ended 31 December 2000, together with the percentage change in 2000 and 1999 at both actual and constant exchange rates:



                                                           Turnover
                                                    Year ended 31 December
                           -------------------------------------------------------------------------
                                1998           1999        % change         2000         % change
                           -------------- -------------- -------------- ----------------------------
                                                        Actual Constant               ActualConstant
                                                         rates rates(2)                ratesrates(1)
                           ---------- --- ---------- --------- -------- ---------- -----------------
                          'L' million  % 'L' million  %    %      %    'L' million  %    %      %

Business Segment(3)
Science & Medical. . . . .        622  19        652  19     5        5        693  19     6       7
Legal. . . . . . . . . . .        948  30      1,087  32    15       13      1,201  32    10       5
Education. . . . . . . . .        159   5        181   5    14       12        202   5    12       9
Business . . . . . . . . .      1,434  45      1,470  44     3        2      1,672  44    14      12
                           ---------- --- ---------- --------- -------- ---------- -----------------
Continuing operations. . .      3,163  99      3,390 100     7        6      3,768 100    11       9
Discontinued operations(4)         28   1        --- ---                       --- ---
                           ---------- --- ---------- --------- -------- ---------- -----------------
Total. . . . . . . . . . .      3,191 100      3,390 100     6        5      3,768 100    11       9
                           ========== === ========== ========= ======== ========== =================

                                                Adjusted Operating Profit(5)(6)
                                                    Year ended 31 December
                           -------------------------------------------------------------------------
                                1998           1999        % change         2000         % change
                           -------------- -------------- -------------- ----------------------------
                                                        Actual Constant               ActualConstant
                                                         rates rates(2)                ratesrates(1)
                           ---------- --- ---------- --------- -------- ---------- -----------------
                          'L' million  % 'L' million  %    %      %    'L' million  %    %      %

Business Segment(3)
Science & Medical. . . . .        223  27        231  29     4        5        252  32     9      12
Legal. . . . . . . . . . .        291  36        282  36    (3)      (5)       237  30   (16)    (19)
Education. . . . . . . . .         31   4         34   4    10        8         40   5    18      15
Business . . . . . . . . .        268  33        245  31    (9)      (9)       264  33     8       7
                           ---------- --- ---------- --------- -------- ---------- -----------------
Continuing operations. . .        813 100        792 100    (3)      (3)       793 100    (1)     (1)
Discontinued operations(4)        --- ---        --- ---                       --- ---
                           ---------- --- ---------- --------- -------- ---------- -----------------
Total. . . . . . . . . . .        813 100        792 100    (3)      (3)       793 100    (1)     (1)
                           ========== === ========== ========= ======== ========== =================

 -------------------


(1) Represents percentage change over 1999 at constant rates of exchange, which have been calculated using the average exchange rates for the 1999 financial year.


(2) Represents percentage change over 1998 at constant rates of exchange, which have been calculated using the average exchange rates for the 1998 financial year.

(3) The Education business, previously reported within the Legal segment, has been presented separately for the first time in 2000. Comparatives have been restated accordingly. The Scientific segment has been renamed Science & Medical to reflect business strategy.


(4) Discontinued operations, are presented in accordance with U.K. and Dutch GAAP, and comprise IPC Magazines and the consumer book publishing operations, which were the final elements of the Consumer segment, sold in 1998.

(5) Adjusted operating profit is shown before the amortisation of goodwill and intangible assets and exceptional items. Reed Elsevier businesses focus on adjusted profit as an additional performance measure; see note 1 to the combined financial statements.


(6) Exceptional items are significant items within Reed Elsevier's ordinary activities which, under U.K. and Dutch GAAP, are required to be disclosed separately due to their size or incidence. Net exceptional items charged to operating profit totalled 'L'115 million (loss) in the year ended 31 December 2000, 'L'239 million (loss) in the year ended 31 December 1999 and 'L'79 million (loss) in the year ended 31 December 1998. See note 8 to the combined financial statements for a further description of these items.

Results of Operations for the Year Ended 31 December 2000 Compared to the Year Ended 31 December 1999


 General. The reported profit before tax for the Reed Elsevier combined businesses, including exceptional items and the amortisation of goodwill and intangible assets, was 'L'192 million, which compares with a reported profit of 'L'105 million in 1999. The increase includes the favourable movement in exceptional items with lower reorganisation costs and the gain on disposals of businesses. The reported attributable profit of 'L'33 million compares with a reported attributable loss of 'L'63 million in 1999.


 Turnover increased by 11% to 'L'3,768 million. Excluding acquisitions and disposals and currency translation, underlying revenue growth was 5%. The second half continued the improving trend seen in the first, benefiting from the positive impact of investments in our products and our sales and marketing activities.

 Excluding exceptional items and the amortisation of goodwill and intangible assets, adjusted operating profits were flat at 'L'793 million. Operating margins at 21.0% were 2.4 percentage points below the prior year principally reflecting major investments in our products and our sales and marketing activities offset by cost reductions achieved in production, distribution and support areas. Excluding acquisitions and disposals and currency translation effects costs increased by 6%.


 The amortisation charge for goodwill and intangible assets amounted to 'L'468 million, up 'L'95 million reflecting acquisitions made in 1999 and 2000, and currency translation effects.

 Exceptional items showed a pre-tax charge of 'L'30 million, comprising 'L'38 million on acquisition related costs, 'L'77 million in respect of the major restructuring programme initiated in 1999, less 'L'85 million profit on sale of businesses. This compares with a net charge on exceptional items in 1999 of 'L'232 million, of which 'L'161 million related to restructuring. Restructuring charges include costs in relation to employee severance, surplus leasehold property obligations and fixed asset write offs.


 Net interest expense, at 'L'103 million, was 'L'21 million higher than in the previous year principally due to the financing of acquisitions completed in 2000 and currency translation. Net interest cover was 8 times adjusted operating profit.


 Adjusted profit before tax, which excludes the amortisation of goodwill and intangible assets and exceptional items, at 'L'690 million, was 3% lower than in previous years expressed in sterling, or 3% lower at constant exchange rates.

 The total tax charge for the year was high as a proportion of profit before tax principally due to non-tax deductible amortisation and the non-recognition of potential deferred tax assets. The effective tax rate on adjusted earnings was slightly higher at 25.9% (1999 25.6%). The adjusted profit attributable to shareholders of 'L'511 million compared to 'L'527 million in 1999, 3% lower at constant exchange rates.


 In 2000 the U.S. GAAP net profit was 'L'60 million, compared with a net loss of 'L'73 million in 1999, a movement of 'L'133 million. The movement reflects the factors discussed above, together with year on year changes in the adjustments required to reflect differences between U.K. and Dutch GAAP and U.S. GAAP. The most significant differences relate to the capitalisation and amortisation of goodwill and other intangibles, and deferred taxes; see note 30 to the combined financial statements.

 In the following commentary unless otherwise indicated, all percentage movements refer to constant currency rates, using 1999 full year average rates, and are stated before amortisation of goodwill and intangibles and exceptional items. Percentage movements at actual exchange rates are shown in the table on page 29. In anticipation of the acquisition of Harcourt General's STM and Education and Testing businesses, the Reed Educational & Professional Publishing business, formerly reported within the Legal segment, is now reported separately as an Education segment, and comparatives have been restated accordingly. The Scientific segment has been renamed Science & Medical.


Science & Medical


 Turnover and adjusted operating profit in the Science & Medical business increased by 7% and 12% respectively at constant rates of exchange, or 8% and 12% excluding acquisitions and disposals. The sales growth was driven by the stronger subscription renewals in the year and the increasing contribution from Internet services. The previously adverse subscriber attrition trends were reversed. Operating margins were slightly higher reflecting the strong revenue growth, with the significant increase in investment, in new product and sales and marketing initiatives, offset by cost savings in production, distribution and back office functions. In addition to the positive impact on subscription renewals, the Internet services contributed an additional 2 percentage points to sales growth. The new policy on pricing introduced for the 2000 subscription year, moderating increases and the impact of currencies so as to give more predictable journal pricing for customers, also contributed to the stronger renewals and helped accelerate the migration from print to electronic products.

 The medical publishing and communications business in 2000 reported turnover lower by 15% due to the disposal of Springhouse in June 2000. Underlying sales were marginally ahead and adjusted operating profits up 22% following reorganisation of the sponsored communications business and after the weak performance in France in 1999.


 Operating profit in the Science & Medical business increased by 'L'29 million to 'L'140 million in 2000. This reflected growth in adjusted operating profit and a lower level of exceptional items charged to operating profit offset by higher amortisation of goodwill and intangible assets.

Legal


 Turnover in the Legal business increased by 5%, or 3% excluding acquisitions, and adjusted operating profit was down 19%. This reflects the significant step up in investment, particularly at LEXIS-NEXIS U.S., to deliver upgraded products and services, and sales and marketing programmes. The investment was partly funded by the major cost savings programme. Operating margins were correspondingly lower, by 6.2 percentage points at 19.7%, from which they are expected to recover as the investment pays off. At LEXIS-NEXIS U.S., turnover excluding acquisitions was up 2% while adjusted operating profits were 24% lower reflecting the significant step up in investment.

 In the North American Legal Markets division, online revenues grew 5% with the second half growth showing a continuing improvement over the first. This was partly offset by lower print and CD-ROM sales as business migrates online. Online usage is growing in the online business as customers migrate to the upgraded functionalities and services of the lexis.com platform which now accounts for more than 65% of searches. The Martindale-Hubbell legal directory business had another successful year.


 In the Corporate and Federal Markets division, NEXIS online revenues grew by 4%, a major turnaround from the 4% decline seen the previous year, with a particularly strong second half. The launch of the significantly upgraded flagship product, nexis.com, has been exceptionally well received in the market and is driving new sales and expansion of existing customer accounts.

 Across LEXIS-NEXIS U.S. the major re-engineering programme has continued to deliver substantial cost savings, in excess of $90 million, with almost every area re-engineered, including production, IT, administration and other support services.


 LEXIS-NEXIS International businesses outside the U.S. (formerly the Reed Elsevier Legal Division) reported turnover and adjusted operating profit up 11% and 2% respectively, or 5% and 1% excluding acquisitions, reflecting solid sales performance and a significant increase in new product and marketing investment.


 Operating profit in the Legal business decreased by 'L'65 million to an operating loss of 'L'8 million in 2000. This reflected the decline in adjusted operating profit together with an increase in the amortisation of goodwill and intangibles reflecting acquisitions made during 2000 and currency translation effects. Exceptional items charged to operating profit were 'L'77 million compared to 'L'89 million in 1999.

Education


 Reed Educational & Professional Publishing saw revenues and adjusted operating profit increase by 9% and 15% respectively. Rigby, the U.S. supplementary business, had a particularly good year with revenues 37% ahead driven by market share gains and a very successful launch of the new Rigby literacy programme. In U.K. Schools, sales in the Primary market were lower than the prior year which benefited from exceptional, ring fenced government funding for literacy materials. In Secondary, however, sales were up 23% on strong new publishing programmes addressing curriculum changes. The Australian schools business also performed well.

 Operating profit in the Education business was 'L'19 million, against 'L'20 million in 1999; higher adjusted operating profit being offset by higher exceptional items charged to operating profit.


Business


 Turnover and adjusted operating profit in the Business segment increased by 12% and 7% respectively at constant rates of exchange. Excluding acquisitions and disposals, the figures were 4% and 3% respectively. Turnover growth was held back by the unfavourable cycling of non-annual exhibitions and lower revenues in the travel businesses being sold. Operating margins at 15.8% were 0.9 percentage points lower reflecting the significant increase in investment, although this is substantially funded by the cost saving programme.

 Cahners Business Information turnover and adjusted operating profits were up 5% and 30% respectively before the impact of acquisitions. The Electronics, Supply Chain, Retail and Entertainment sectors performed particularly well, with Manufacturing flat and Cahners Travel Group lower. New product launches in both print and Internet services added 2% to revenue growth. Operating margins improved, despite a significant increase in new product investment, reflecting the major restructuring programme in the second half of 1999.


 At Reed Business Information, turnover increased by 11%, or 7% excluding acquisitions, with stronger growth and market share gains in display and recruitment advertising in U.K. magazines and in Internet revenues. The Computer, Personnel, Aerospace and Science sectors performed particularly well. Underlying operating profits were 1% lower, reflecting the major increase in investment, particularly totaljobs.com, the online recruitment service.

 At Elsevier Business Information, turnover and adjusted operating profits were up 11% and 5% respectively, or 7% and 10% excluding acquisitions. Strong performances were seen across the businesses in The Netherlands, Belgium, Spain and France. In The Netherlands, the Business and Management, Personnel, Healthcare and Retail sectors were particularly strong and buoyant advertising demand was captured with the launch of supplements.


 Turnover at Reed Exhibition Companies increased by 18% and adjusted operating profit by 19%. Excluding acquisitions, revenue grew by 1% and adjusted operating profit declined by 8% as several major non-annual shows in the U.K. and U.S. did not take place in 2000. The decline in adjusted operating profit also reflects the significant new show launch programme, with over 35 new shows launched, and a significant step up in investment in show related websites, of which there are now over 250.


 At OAG Worldwide, turnover declined by 19% due to portfolio rationalisation in anticipation of its impending sale and lower sales of the print product. Investment has been significantly increased in new web products and the OAG.com and OAGMobile services were launched in the second half. The sale of the business is well advanced.

 Operating profit in the Business segment increased by 'L'67 million to 'L'59 million in 2000. The increase in amortisation charges, relating to acquisitions made in 2000 and 1999 were more than offset by higher adjusted operating profits and lower exceptional charges to operating profit.


Results of Operations for the Year Ended 31 December 1999 Compared to the Year Ended 31 December 1998

 General. The reported profit before tax for the Reed Elsevier combined businesses, including exceptional items and the amortisation of goodwill and intangible assets, was 'L'105 million, which compares with a reported profit of 'L'1,044 million in 1998. The decline reflects the net 'L'835 million adverse movement in exceptional items, higher amortisation charges arising from acquisitions and a weaker trading performance. The reported attributable loss of 'L'63 million compares with a reported attributable profit of 'L'772 million in 1998.


 Turnover increased by 6% to 'L'3,390 million. Underlying revenue growth excluding the impact of acquisitions and disposals and currency translation effects, was 3%.


 Excluding exceptional items and the amortisation of goodwill and intangible assets, adjusted operating profits were down 3% to 'L'792 million. Operating margins at 23.4% were 2.1 percentage points below the prior year. Excluding acquisitions and disposals and currency translation effects, revenue growth was 3% whilst costs increased by 5%, principally reflecting investment in people, products and sales and marketing.

 The amortisation charge for goodwill and intangible assets amounted to 'L'373 million, up 'L'41 million reflecting acquisitions made in 1998 and 1999.


 Exceptional items showed a pre tax charge of 'L'232 million, being 'L'161 million in respect of the major restructuring projects across the operating businesses, 'L'50 million in respect of the Year 2000 compliance programme, 'L'28 million on acquisition related costs, and 'L'7 million profit on sale of fixed asset investments. This compares with a net gain on exceptional items in 1998 of 'L'603 million which included a 'L'692 million profit on the sale of IPC Magazines and other businesses.

 Net interest expense at 'L'82 million, was 'L'42 million higher than the previous year due to the financing of the Matthew Bender and Shepard's acquisitions completed in the second half of 1998. Net interest cover was 10 times adjusted operating profit.


 Adjusted profit before tax, which excludes the amortisation of goodwill and intangible assets and exceptional items, at 'L'710 million, was 8% lower than in 1998.


 The total tax charge for the year was high as a proportion of profit before tax principally due to the non-tax deductible amortisation, the non-recognition of potential deferred tax assets and taxes arising on restructuring related business consolidation. The effective tax rate on adjusted earnings was slightly lower at 25.6% (1998 26%).

 The adjusted profit attributable to shareholders of 'L'527 million compared to 'L'571 million in 1998, a decline of 8% at constant exchange rates.


 In 1999 the U.S. GAAP net loss was 'L'73 million, compared with net loss of 'L'398 million in 1998, a reduction of 'L'471 million. This reduction reflects the factors discussed above together with the increased amortisation charge following the re-evaluation under U.S. GAAP of the useful lives of goodwill and intangible assets in 1998, together with other year on year changes in adjustments to reflect differences between U.K. and Dutch GAAP and U.S. GAAP. The most significant differences relate to the capitalisation and amortisation of goodwill and other intangible assets, and deferred taxes; see note 30 to the combined financial statements.

 In the following commentary unless otherwise indicated, all percentage movements refer to constant currency rates, using 1998 full year average rates, and are stated before amortisation of goodwill and intangibles and exceptional items. Percentage movements at actual exchange rates are shown in the table on page 29.


 Science & Medical. Turnover and adjusted operating profits in the Science & Medical segment both increased by 5% at constant rates of exchange, or 2% excluding acquisitions. Operating margins were slightly lower at 35.4%. Sales growth at Elsevier Science of 5%, which included 3% benefit from acquisitions, was adversely affected by the impact on subscription renewals of currency movements on library budgets, particularly in Japan and continental Europe. Operating profits excluding acquisitions increased by 4%.


 Progress was made during the year in the roll-out of ScienceDirect, the web-based scientific information service, with approximately 25% of journal subscription revenues now covering both print journals and the ScienceDirect service.

 The medical publishing and communications businesses in 1999 reported turnover growth of 6% at constant rates of exchange due to acquisitions. Excluding acquisitions, turnover and adjusted operating profit fell by 1% and 12% respectively, due to some weakness in the sponsored communications business and in France.


 Operating profit in the Science & Medical segment fell by 'L'15 million to 'L'111 million. Increases in adjusted operating profits were offset by 'L'29 million of exceptional items charged to operating profit.

 Legal. Turnover in the Legal segment increased by 13% whilst adjusted operating profits declined by 5% at constant rates of exchange. Excluding the effect of acquisitions, principally Matthew Bender and the remaining 50% of Shepard's acquired in August 1998, turnover increased by 3% while adjusted operating profits declined by 14%. This result reflected the combination of low revenue growth at LEXIS-NEXIS U.S. and continued investment spend, resulting in operating margins 4.8 percentage points lower at 25.9% for the segment.


 At LEXIS-NEXIS U.S., turnover increased by 13% whereas adjusted operating profits were down 8% as significant additional investment was made in new product development and in sales and marketing. Excluding acquisitions, turnover was up 2% and adjusted operating profits down 18%. The North American Legal Markets division had flat revenues with a good performance in the large law firm market offset by weaker revenues in other markets. The print/CD-ROM legal publishing business saw some loss of revenues, principally at Shepard's, due to heavy promotion of a competing product and discounting of Shepard's by a competitor as its licence to the Shepard's content expired. The Martindale-Hubbell legal directory business had an excellent year with revenues 12% ahead. In the Corporate and Federal Markets division, NEXIS revenues fell by 4%, reflecting pricing pressures across the industry.

 LEXIS-NEXIS International, comprising Reed Elsevier's legal businesses outside the United States, saw turnover and adjusted operating profits up 13% and 7%, respectively, including the benefit of small acquisitions in Austria, Argentina, Australia and South Africa. Excluding these, adjusted operating profit growth was 5% on sales up 7%, led by strong performances in the U.K., France and South East Asia.


 Operating profit in the Legal segment decreased by 'L'98 million to 'L'57 million, reflecting increased amortisation due to the impact of acquisitions in 1999 and 1998, and increased exceptional items charged to operating profit principally attributable to reorganisation costs.


 Education. Turnover in the Education segment increased by 12% and adjusted operating profit by 8% at constant exchange rates. Operating margins fell 0.7% to 18.8%. The U.K. and U.S. Schools businesses both increased turnover by 15%, driven by additional government funding for literacy materials and by increased market share. Costs increased faster than turnover as investment was made in new publishing programmes to capture demand. The Butterworth-Heinemann businesses reported a strong front-list in scientific, technical and medical markets.

 Operating profit increased by 'L'6 million to 'L'20 million. This movement was primarily attributable to the increase in adjusted operating profit.


 Business. Turnover in the Business segment increased by 2% whilst adjusted operating profit decreased by 9%, reflecting low underlying revenue growth, particularly at Cahners, whilst costs rose. Excluding acquisitions, turnover was up 1% and operating profits 11% lower. Operating margins at 16.7% were 2.0 percentage points lower than the prior year.

 Cahners Business Information's turnover was flat in 1999, before a 1% reduction due to the net effect of disposals less acquisitions. Adjusted operating profit at constant rates of exchange declined by 40% due to a 5% increase in costs, largely reflecting the full year effect of prior year investments made in the organisation, which had anticipated much stronger revenue growth. Growth in the Entertainment & Media, Building & Construction and Retail sectors was offset by revenue declines in Manufacturing, Electronics and Travel. Although the slowdown in turnover growth began in the second half of 1998, the degree to which this persisted into 1999 was unexpected. A major restructuring of the business took place in the second half of 1999 to realign the cost base.


 At Reed Business Information turnover and adjusted operating profit declined by 2% and 6%, respectively, at constant exchange rates. Weakness in advertising demand, particularly in high margin recruitment advertising, in the first half was recovered in the second half as the U.K. economy strengthened with the exception of the important Computer sector which saw strong competition both in print and online. Online services established around the core titles continued to develop in 1999 with growth in subscriptions and advertising support. The Healthcare, Property and Social Services sectors performed well.


 Elsevier Business Information (excluding Elsevier Tuition activities) saw underlying turnover and adjusted operating profit growth of 3% and 6% respectively in 1999 at constant exchange rates, before several small acquisitions in both 1999 and 1998, as advertising demand in Continental Europe picked up during the year. In The Netherlands, turnover growth was driven by the journal Elsevier and titles in the Human Resources, General Management and Construction sectors, whilst improvements in profitability were reported in Spain and France. The tuition activities in The Netherlands increased turnover and adjusted operating profit by 8% at constant rates of exchange in 1999, driven by growth from in-company and open training. During 1999 management and development responsibility for this business was moved to Elsevier Business Information to provide combined product focus on targeted customer groups.

 Turnover at Reed Exhibitions companies was ahead by 8% whilst adjusted operating profit rose by 11% at constant exchange rates, driven by growth in the annual trade shows, particularly in North America, and the contribution of the PGA golf equipment and accessories shows acquired in 1998. 30 new shows were launched in the year in North America, Europe and Asia, adding over 3 percentage points to the growth in turnover. The impact of show cycling, i.e., of non-annual shows, and acquisitions was broadly neutral in 1999.


   At OAG Worldwide, adjusted operating profit increased by 18% in 1999 at constant exchange rates, on turnover down 6%. During 1999 good progress was made in stabilising the business with certain activities terminated to increase profitability, and plans developed to capitalise on the growing demand for electronic products using OAG Worldwide data. Growth in electronic turnover was offset by the continued shift of customers from print to online services. In February 2000 the decision to divest OAG Worldwide was announced.

 Operating profit in the Business segment fell by 'L'116 million to an operating loss of 'L'8 million. This movement reflected the decline in adjusted operating profit together with exceptional charges to operating profit. Exceptional charges were principally attributable to restructuring costs.


Effect of Currency Translation

 The combined financial statements are expressed in pounds sterling and are therefore subject to the impact of movements in exchange rates on the translation of the financial information of individual businesses whose operational currencies are other than sterling. The principal exposures are the U.S. dollar and the euro, both of which generally reflect Reed Elsevier's business exposure to the United States and the Euro Zone, its most important markets outside the United Kingdom.


 The currency profile of Reed Elsevier's adjusted profit before tax for 2000, taking account of the currencies of the interest on its borrowings and cash over that period, is set forth below:


Adjusted profit  before tax in each  currency as a percentage  of total adjusted profit before tax


                   U.S.     Pounds
                  Dollars  Sterling  Euro  Other  Total

                    33%       29%     31%   7%    100%
                 ========= ========  ====  =====  =====

 Currency translation differences increased Reed Elsevier's turnover by 'L'86 million and decreased adjusted profit before tax by 'L'1 million in 2000 compared to 1999.

 To help protect Reed International's and Elsevier's shareholders' funds from the effect of currency movements, Reed Elsevier will, if deemed appropriate, hedge the foreign exchange translation exposure by borrowing in those currencies where significant translation exposure exists or by selling forward surplus cash flow into one of the shareholders' currencies. Hedging of foreign exchange translation exposure is undertaken only by the regional centralised treasury departments and under policies agreed by the Boards of Reed International and Elsevier. Borrowing in the operational currency of individual businesses provides a structural hedge for the assets in those markets and for the income realised from those assets. The currencies of Reed Elsevier's borrowings, therefore, reflect two key objectives, namely to minimise funding costs and to hedge currencies where it has significant business exposure.


 Individual businesses within Reed Elsevier plc and ERF are subject to foreign exchange transaction exposures caused by the effect of exchange rate movements on their turnover and operating costs, to the extent that such turnover and costs are not denominated in their operating currencies. Individual businesses are encouraged to hedge their exposures internally at market rates with the centralised treasury department within ERF. To minimise hedging costs, these exposures are matched whenever possible with offsetting exposures existing in other individual businesses. When opportunities for such matching of exposures internally do not exist, exposures may instead be hedged externally with third parties. Hedging of foreign exchange transaction exposure is the only hedging activity undertaken by the individual businesses. For further details see note 24 to the combined financial statements.

The Harcourt acquisition and equity and debt financing


 On 27 October 2000, Reed Elsevier entered into a definitive agreement with Harcourt to make a tender offer of $59 per share of common stock, or share equivalent, for the entire issued share capital of Harcourt. The offer values the company at $4.45 billion ('L'3.10 billion/'E'5.37 billion at exchange rates then prevailing). Reed Elsevier plc also entered into a definitive agreement with The Thomson Corporation (Thomson) to on-sell, for pre-tax proceeds of $2.06 billion, the Harcourt Higher Education business and the Corporate and Professional Services businesses other than educational and clinical testing.


 Following completion of the offer and the on-sale of businesses, Reed Elsevier will have acquired Harcourt's Scientific, Technical and Medical (STM) business and its K-12 (kindergarten to grade 12) Schools Education and Testing businesses for an implied value of approximately $4.5 billion, taking into account corporate net debt, taxes payable on the on-sale proceeds and the assumption of corporate and other liabilities. In the year to 31 October 2000, these businesses had sales of $1.7 billion; (STM $688 million, 1999 $633 million; Education and Testing $990 million, 1999 $787 million); adjusted operating profits (pre-amortisation of goodwill and intangible assets) of $371 million (STM $161 million, 1999 $138 million; Education and Testing $210 million, 1999 $159 million) and net assets of $1.1 billion (including $0.7 billion of goodwill and intangible assets) before corporate net debt of $1.2 billion.

 The acquisition and the on-sale to Thomson is subject to regulatory approvals, which may require some divestment of assets or other behavioural undertakings.


 In order to fund the acquisition a placing of new shares in Reed International and Elsevier was undertaken jointly in November 2000 and new debt facilities obtained. The placing of new ordinary shares in the parent companies was executed through an accelerated bookbuild process completed on 29 November 2000. The net proceeds of the placing totalled 'L'1.3 billion through the issue of
113.7 million ordinary shares in Reed International at 625 pence per share and
66.26 million ordinary shares in Elsevier at 'E'14.50 per share, including the exercise of over-allotment options by the joint bookrunners. The majority of the proceeds have been hedged into U.S. dollars.

 This amount represented 9.9% of the ordinary share capitals of both parent companies. It is intended that Reed International should subscribe for additional R-shares in Elsevier, which represent the cross-shareholding of Reed International in Elsevier, so as to maintain Reed International's indirect equity interest at 5.8% on a fully diluted basis. This will reflect the respective economic interests of the shareholders of Reed International and Elsevier in the combined businesses represented by the equalisation arrangements. The equalisation ratio is unaffected.


 The initial acquisition funding will be provided by cash and short term borrowings or commercial paper programmes or draw down against committed credit facilities, and potentially by leaving in place up to $850 million of Harcourt public debt securities. The facilities include $6.5 billion of new bank facilities put in place in November 2000. The on-sale agreement between Reed Elsevier and Thomson has conditions which in effect mirror the terms of the merger agreement between Reed Elsevier and Harcourt, and the on-sale should therefore be completed at the time of the Harcourt acquisition or shortly thereafter dependent on the tender offer process. It is intended that the majority of the short term borrowings should be refinanced through the issuance of term debt securities.

 The blended financing rate on the debt component of the funding, inclusive of the Harcourt public debt which may remain outstanding, and the cost of long term debt including interest rate hedging undertaken, is expected to be approximately 7.2%.


 Proforma combined net borrowings of the Reed Elsevier businesses (as at 31 December 2000) and Harcourt (as at 31 October 2000), taking into account the acquisition financing and the on-sale of businesses to Thomson, would be approximately 'L'3.2 billion.


European Economic and Monetary Union

 On 1 January 1999, the euro was introduced as the de facto currency of the 12 European countries now participating in European Economic and Monetary Union
(EMU). The Netherlands is a participant in EMU; the United Kingdom is not.


 In 2002, the Dutch guilder, like the currencies of other participants, will be fully replaced by the euro once euro- denominated notes and coins are substituted. In the interim, the euro and the participating currencies coexist and are inextricably linked by fixed conversion rates.

 The implications for Reed Elsevier businesses have been initially low relative to many other multinational European companies. Principally this is because, with the significant exception of Elsevier Science, which already publishes global prices, Reed Elsevier's businesses have limited cross border trade. The most significant issue, therefore, is the timing of euro based marketing and invoicing and the transfer to euro denominated business and financial systems. In this respect, Reed Elsevier businesses have put in place systems to accommodate the euro.


 The profit and loss expense of moving to a euro currency environment has not been significant and is not expected to be significant in the future. While Reed Elsevier is continuing to evaluate the impact of the euro introduction over time, based on currently available information, management does not believe that the introduction of the euro will have a material adverse impact on the financial condition or overall trends in results of operations.


Recently Issued Accounting Pronouncements

 SFAS 133: Accounting for Derivative Instruments and Hedging Activities, was issued in June 1998 and, as amended by SFAS 138, is effective for the financial year beginning 1 January 2001. The standard requires all derivative instruments to be valued at fair value in the balance sheet. Changes in fair value are accounted for through the profit and loss account or comprehensive income statement depending on a derivative's designation and its effectiveness as a hedging instrument. On implementation, a cumulative transition adjustment of 'L'1 million (loss) to the 2000 U.S. GAAP net income and 'L'86 million (loss) in other comprehensive income will be made. Under U.K. and Dutch GAAP derivative instruments are recorded at appropriate historic cost amounts, with fair values shown as a disclosure item.


 FRS 17, Retirement Benefits, was issued by the U.K. Accounting Standards Board in November 2000. As under SFAS 87, plan assets and liabilities are determined by, respectively, market-related values at the date of the financial statements and by discounting plan obligations using a market derived discount factor. Under FRS 17 actuarial gains and losses are recognised in full in the balance sheet with movements recognised in the statement of total recognised gains and losses. This will differ from current U.S. GAAP which does not require the full recognition of actuarial gains and losses, and also requires the amortisation of actuarial gains and losses to be recognised in the profit and loss account. The standard is required to be fully implemented in the 2003 financial year with disclosures of the impact required from 2001. The impact of adapting the standard cannot be reasonably estimated at this time.


 FRS 19, Deferred Tax, was issued by the U.K. Accounting Standards Board in December 2000. FRS 19 requires deferred tax to be provided in full, except on timing differences arising where non-monetary assets are revalued and where there is no commitment to sell the asset and on the retained earnings of subsidiaries, joint ventures or associates where there is no commitment to remit such earnings. FRS 19 is required to be implemented in the 2002 financial year. The standard is not expected to have a material impact on implementation.

                LIQUIDITY AND CAPITAL RESOURCES --- REED ELSEVIER


 Reed Elsevier businesses focus on adjusted operating cash flow as the key cash flow measure. Reed Elsevier's adjusted operating cash flow before exceptional items in 2000, 1999 and 1998 amounted to, respectively, 'L'775 million, 'L'780 million and 'L'808 million. In each of these years the adjusted operating cash flow conversion was, respectively, 98%, 98% and 99%. Adjusted operating cash flow is measured after dividends from joint ventures, tangible fixed asset spend and proceeds from the sale of fixed assets, but before exceptional payments and proceeds.

 Reed Elsevier generates significant cash flows as its principal businesses do not require major fixed or working capital investments. Working capital requirements are negative overall, due to the substantial proportion of revenues received through subscription and similar advanced receipts, principally for scientific journals and exhibition fees. Trading working capital amounted to 'L'479 million net liabilities at 31 December 2000 and 'L'394 million net liabilities at 31 December 1999. Subscriptions and other revenues in advance represented 'L'679 million and 'L'583 million, respectively, of these totals. Capital expenditure principally relates to computer equipment and, increasingly, investment in systems infrastructure to support electronic publishing activities. Total capital expenditures amounted to 'L'141 million, 'L'137 million and 'L'151 million in 2000, 1999 and 1998, respectively.


 During 2000, Reed Elsevier paid a total of 'L'952 million for acquisitions and fixed asset investments, including net debt assumed of 'L'48 million and 'L'13 million deferred payments in respect of acquisitions made in prior years. All payments were financed by net cash inflow from operating activities, available cash resources and commercial paper borrowings. Exceptional net inflows of 'L'90 million were received in 2000, comprising proceeds from sale of fixed asset investments and property disposals less amounts paid in respect of reorganisation costs and acquisition related costs.


 During 1999, Reed Elsevier paid a total of 'L'166 million for acquisitions and fixed asset investments including net 'L'5 million deferred payments in respect of acquisitions made in prior years. All payments were financed by net cash inflow from operating activities, available cash resources and commercial paper borrowings. Exceptional net outflows of 'L'61 million were paid in 1999, comprising amounts paid in respect of reorganisation costs, acquisition related costs, Year 2000 compliance and the Reed Travel Group recompense plans less exceptional tax repayments.

 Net borrowings at 31 December 2000 were 'L'433 million, a reduction of 'L'633 million compared to 31 December 1999, principally reflecting the proceeds from the joint international share offering by Reed International and Elsevier in December 2000, together with the free cash flow and exceptional receipts, less spend on acquisitions.


 Gross borrowings at 31 December 2000 amounted to 'L'2,027 million, denominated mostly in U.S. dollars and partly offset by cash balances of 'L'1,594 million invested in short term deposits and marketable securities. Approximately 98% of cash balances were held in sterling, euros and U.S. dollars. A total of 46% of Reed Elsevier's gross borrowings were at fixed rates, including 'L'516 million of floating rate debt fixed through the use of interest rate swaps. At 31 December 2000, the fixed rate debt had a weighted average coupon of 6.6% and an average remaining life of 7.7 years. The net interest expense also reflects the interest yield differentials between short term cash investments and long term fixed rate borrowings.

 The financing of the proposed Harcourt acquisition is discussed above under "Operating Results --- Reed Elsevier --- The Harcourt acquisition and equity and debt financing".


              OPERATING RESULTS --- REED INTERNATIONAL AND ELSEVIER


 The following discussion is based on the financial statements of Reed International and Elsevier for the three years ended 31 December 2000. The results of Reed International reflect its shareholders' 52.9% economic interest in the Reed Elsevier combined businesses. The results of Elsevier reflect its shareholders' 50% economic interest in the Reed Elsevier combined businesses. The respective economic interests of the Reed International and Elsevier shareholders take account of Reed International's interest in Elsevier. Both parent companies equity account for their respective shares in the Reed Elsevier combined businesses. The financial statements have been prepared in accordance with, respectively, U.K. and Dutch GAAP, which differ in certain significant respects from U.S. GAAP as set out in note 23 to the Reed International financial statements and note 15 to the Elsevier financial statements.

Results of Operations for the Year Ended 31 December 2000 Compared to the Year Ended 31 December 1999


 Adjusted earnings per share for Reed International were 23.3p, a decline of 5% compared to the previous year. Adjusted earnings per share for Elsevier were 'E'0.59, an increase of 4%. The difference in percentage change is entirely attributable to the impact of the strengthening, on average, of sterling against the euro in 2000. At constant rates of exchange, the adjusted earnings per share of both companies would have shown a decline of 5% over the previous year.

 After their share of the exceptional items and the charge in respect of goodwill and intangible assets amortisation, the reported earnings per share of Reed International after tax credit equalisation and Elsevier were 1.0p and 'E'0.04, compared to a loss per share in 1999 of 3.4p and 'E'0.07, respectively.


 Dividends to Reed International and Elsevier shareholders are equalised at the gross level, including the benefit of the U.K. attributable tax credit of 10% (20% prior to April 1999) received by certain Reed International shareholders. The exchange rate used for each dividend calculation --- as defined in the Reed Elsevier merger agreement --- is the spot euro/sterling exchange rate, averaged over a period of five business days commencing with the tenth business day before the announcement of the proposed dividend.

 As announced in 2000, the 2000 interim dividend was reduced by one-third and the proposed final dividend adjusted upwards correspondingly to restore normal proportions between the interim and final dividends following the dividend reduction in 1999.


 The board of Reed International has proposed a final dividend of 6.9p, giving a total dividend of 10.0p for the year, the same as for 1999. The boards of Elsevier, in accordance with the dividend equalisation arrangements, have proposed a final dividend of 'E'0.19. This results in a total dividend of 'E'0.28 for the year, 4% higher than in 1999. The difference in percentage growth is attributable to currency movements.


 Dividend cover for Reed International, using adjusted earnings, was 2.1 times. For Elsevier, the adjusted dividend cover was 2.1 times. Measured for the combined businesses, dividend cover was 2.1 times compared with 1999 at 2.3 times.

Results of Operations for the Year Ended 31 December 1999 Compared to the Year Ended 31 December 1998


 Adjusted earnings per share for Reed International were 24.4p, a decline of 8% compared to the previous year. Adjusted earnings per share for Elsevier were 'E'0.57, a decline of 5%. The difference in the percentage change is entirely attributable to the impact of the strengthening of sterling against the euro in 1999. At constant rates of exchange, the adjusted earnings per share of both companies would have shown a decline of 8% over the previous year.

 After their share of the exceptional items and the charge in respect of goodwill and intangible assets amortisation, the reported loss per share of Reed International after tax credit equalisation and Elsevier were 3.4p and 'E'0.07, compared to earnings per share in 1998 of 34.7p and 'E'0.81 respectively.


 Dividends to Reed International and Elsevier shareholders are equalised at the gross level, including the benefit of the U.K. attributable tax credit of 10% (20% prior to April 1999) received by certain Reed International shareholders. The exchange rate used for each dividend calculation --- as defined in the Reed Elsevier merger agreement --- is the spot euro/sterling exchange rate, averaged over a period of 5 business days commencing with the tenth business day before the announcement of the proposed dividend.


 The board of Reed International proposed a final dividend of 5.4p, giving a total dividend of 10.0p for the year, 33% lower than in 1998. The boards of Elsevier, in accordance with the dividend equalisation arrangements, proposed a final dividend of 'E'0.15 (Dfl 0.33), reflecting a guilder/sterling exchange rate of Dfl 3.58 to 'L'1. This resulted in a total dividend of 0.27 (Dfl 0.59) for the year, 31% lower than in 1998. The difference in percentage reductions was attributable to currency movements and the change in the level of U.K. tax credit effective April 1999.

 Dividend cover for Reed International, using adjusted earnings, was 2.4 times. For Elsevier , the adjusted dividend cover was 2.2 times. Measured for the combined businesses, dividend cover was 2.3 times compared with 1998 at 1.6 times.


 The reduction of approximately one-third in the equalised Reed International and Elsevier dividends from the 1998 level reflects the adjustment to dividend policy in support of the new Reed Elsevier strategy for investment-led growth.

                                TREND INFORMATION


 Trends, uncertainties and events which could have a material impact on Reed Elsevier's turnover, operating profit and liquidity and capital resources are discussed above in Item 5 "Operating and Financial Review and Prospects" under "Operating Results --- Reed Elsevier"; "Liquidity and capital resources --- Reed Elsevier", "Operating Results --- Reed International and Elsevier" and in "Item 4: Information on Reed Elsevier".

               ITEM 6: DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

                         DIRECTORS AND SENIOR MANAGEMENT


 The directors and executive officers of each of Reed International, Elsevier, Reed Elsevier plc and Elsevier Reed Finance BV at 20 February 2001 were:



                                                                                       Elsevier Reed
Name (Age)               Reed International       Elsevier        Reed Elsevier plc      Finance BV
 ----------------------   -----------------   ------------------  -----------------   ----------------

Cornelis Alberti (64)                                                                Managing Director
Mark Armour (46)         Chief Financial     Member of the       Chief Financial     Member of the
                         Officer             Executive Board     Officer             Supervisory Board
                                             and Chief Financial
                                             Officer
Willem Boellaard (70)                                                                Managing Director
John Brock (52)          Non-executive       Member of the       Non-executive
                         Director            Supervisory Board   Director(2)(4)
Crispin Davis (51)       Chief Executive     Member of the       Chief Executive
                         Officer(3)          Executive Board     Officer(4)
                                             and Chief Executive
                                             Officer(3)
Dien de Boer-Kruyt (56)                      Member of the                           Member of the
                                             Supervisory Board                       Supervisory Board
Derk Haank (47)          Executive Director  Member of the       Executive Director
                                             Executive Board
Otto ter Haar (71)                           Member of the                           Member of the
                                             Supervisory Board                       Supervisory Board
Roelof Nelissen (69)     Non-executive       Member of the       Non-executive       Chairman of the
                         Director(1)         Supervisory         Director(1)(2)      Supervisory Board
                                             Board(1)
Steven Perrick (52)      Non-executive       Member of the       Non-executive
                         Director(1)(3)      Supervisory         Director(1)
                                             Board(1)(3)
Andrew Prozes (55)       Executive Director                      Executive Director
Dr. Rolf Stomberg (60)   Non-executive       Member of the       Non-executive
                         Director(3)         Supervisory         Director(2)
                                             Board(3)
Morris Tabaksblat (63)   Non-executive       Chairman of the     Non-executive
                         Chairman(3)         Supervisory         Chairman(4)
                                             Board(3)
Gerard van de Aast (43)  Executive Director                      Executive Director
David Webster (56)       Non-executive       Member of the       Non-executive
                         Director(1)         Supervisory         Director(1)(4)
                                             Board(1)
Stephen Cowden (48)      Company Secretary                       General Counsel/
                                                                 Company Secretary
Erik Ekker (52)                              Company Secretary   Legal Director
                                                                 (Continental
                                                                 Europe)

(1) Member of the Audit Committees of the Boards of Reed International, Elsevier and Reed Elsevier plc.


(2)   Member of the Remuneration Committee of the Board of Reed Elsevier plc.

(3)   Member  of  the  joint   Nominations  Committee  of  the  Boards  of  Reed
      International and Elsevier.


(4)   Member of the Strategy Committee of the Board of Reed Elsevier plc.

 A person described as a non-executive Director of Reed International or Reed Elsevier plc or a member of the Supervisory Board of Elsevier is a director not employed by such company in an executive capacity.


 Mr Alberti has been Managing Director of Elsevier Reed Finance BV since the merger. He was an executive Director of Reed Elsevier plc from the merger until December 1996. He joined Elsevier in 1978 and was a member of the Executive Board of Elsevier from 1984 until 1999.

 Mr Armour was appointed Finance Director of Reed International and Chief Financial Officer of Reed Elsevier plc in July 1996, having been Deputy Chief Financial Officer of Reed Elsevier plc since February 1995. He was appointed Chief Financial Officer of Elsevier in April 1999. He became a member of the Supervisory Board of Elsevier Reed Finance BV in December 1998. He was previously a partner in Price Waterhouse.

 Mr Boellaard was appointed a Managing Director of Elsevier Reed Finance BV in December 1998. He joined Reed International in 1990.


 Mr Brock was appointed a non-executive director of Reed Elsevier plc and Reed International and a member of the Supervisory Board of Elsevier in April 1999. He is a director of Cadbury Schweppes plc and Managing Director of its Beverages Stream.


 Mr Davis became Chief Executive Officer of Reed Elsevier plc, Reed International and Elsevier in September 1999. He was previously Chief Executive Officer of Aegis Group plc from 1994 to 1999.

 Mrs de Boer-Kruyt became a member of the Supervisory Board of Elsevier in April 2000. She was appointed a member of the Supervisory Board of Elsevier Reed Finance BV in July 2000. She is a non-executive director of Sara Lee/DE, Hollandske Beton Group and Internatio Mueller.


 Mr Haank was appointed an executive director of Reed Elsevier plc and Reed International in November 1999. He is Chief Executive Officer of Science & Medical. He was Chief Executive Officer of Elsevier Business Information from 1996 to 1998. Mr Haank was appointed a member of the Executive Board of Elsevier in April 2000.

 Mr ter Haar has been a member of the Supervisory Board of Elsevier since 1990. He was previously a member of the Executive Board of Elsevier, and was Chief Executive Officer of Elsevier Science from 1977 to 1987. He was appointed a member of the Supervisory Board of Elsevier Reed Finance BV in June 1999. He will retire from the Boards of Elsevier and Elsevier Reed Finance BV at the Elsevier Annual General Meeting in April 2001.


 Mr Nelissen was appointed a non-executive Director of Reed International and Reed Elsevier plc in April 1999, having previously been a non-executive Director of Reed Elsevier plc since the merger until July 1998. He has been a member of the Supervisory Board of Elsevier since 1990. Mr Nelissen is also a member of the Supervisory Board of ABN AMRO Bank NV. He was formerly Chief Executive Officer of ABN AMRO and Finance and Economics Minister of The Netherlands.


 Mr Perrick was appointed a member of the Supervisory Board of Elsevier in April 1998, a non-executive director of Reed Elsevier plc in June 1998 and a non-executive Director of Reed International in April 1999. He was a member of the Supervisory Board of Elsevier Reed Finance BV from July 1998 until August 1999. Mr Perrick is a partner in the Amsterdam offices of the law firm Freshfields Bruckhaus Deringer.

 Mr Prozes became an executive director of Reed Elsevier plc and Reed International in August 2000. A resolution will be proposed at the Elsevier Annual General Meeting in April 2001 to appoint Mr Prozes a member of the Executive Board of Elsevier. He is Chief Executive Officer of Legal. Prior to joining Reed Elsevier, Mr Prozes was an Executive Vice President with the West Group, a part of The Thomson Corporation, where he was also Chief Operating Officer of West's on-line legal publishing business.


 Dr Stomberg was appointed a non-executive director of Reed International and Reed Elsevier plc in January 1999 and a member of the Supervisory Board of Elsevier in April 1999. Dr Stomberg is also Chairman of John Mowlem & Co plc, Management Consulting Group PLC and Unipoly SA, Luxembourg.

 Mr Tabaksblat was appointed a member of the Supervisory Board of Elsevier in April 1998 and a non-executive director of Reed Elsevier plc in June 1998. He became a non-executive director and Chairman of Reed International in April 1999, when he was also appointed Chairman of the Supervisory Board of Elsevier and Chairman of Reed Elsevier plc. Mr Tabaksblat is Chairman of the Supervisory Board of Aegon NV, Vice Chairman of the Supervisory Board of TPG Group NV, a member of the Supervisory Board of VEBA AG, and Chairman of the European Round Table of Industrialists. He was Chairman and Chief Executive Officer of Unilever NV from 1994 to 1999.


 Mr van de Aast became an executive director of Reed Elsevier plc and Reed International in December 2000. A resolution will be proposed at the Elsevier Annual General Meeting in April 2001 to appoint Mr van de Aast a member of the Executive Board of Elsevier. He is Chief Executive Officer of Business. Prior to joining Reed Elsevier, Mr van de Aast was Vice President of Compaq's Europe, Middle East and Africa business


 Mr Webster has been a non-executive Director of Reed Elsevier plc since the merger, a non-executive Director of Reed International since 1992 and a member of the Supervisory Board of Elsevier since April 1999. He was non-executive Chairman of Reed Elsevier plc from August 1998 until April 1999. He is Chairman of Safeway plc.

 Mr Cowden, an English lawyer, joined Reed Elsevier in December 2000 as General Counsel, and was appointed Company Secretary of Reed Elsevier plc and Reed International in February 2001. Prior to joining Reed Elsevier, Mr Cowden was Group Company Secretary of GlaxoSmithKline.


 Mr Ekker, a Dutch lawyer, has been Legal Director (Continental Europe) of Reed Elsevier plc since 1993. He has been Company Secretary of Elsevier since 1989. He joined Elsevier in 1977 as Legal Counsel.

                                  COMPENSATION

Remuneration committee


 This report has been prepared by the Remuneration Committee of Reed Elsevier plc and approved by the boards of Reed International and Elsevier.


 The Remuneration Committee is responsible for recommending to the board of Reed Elsevier plc the remuneration (in all its forms), and the terms of the service contracts and all the terms and conditions of employment of the executive directors. The committee also provides advice to the Chief Executive Officer on major policy issues affecting the remuneration of executives at a senior level below the board of Reed Elsevier plc. The committee draws on external professional advice as necessary in making its recommendations.

 The Remuneration Committee, which is chaired by Dr. Rolf Stomberg, consists wholly of independent non-executive directors: John Brock, Roelof Nelissen and Rolf Stomberg.


Remuneration of non-executive directors

 The remuneration of the non-executive directors is determined by the board of Reed Elsevier plc with the aid of external professional advice.


 The non-executive directors' remuneration consists only of fees.


Compliance with best practice provisions

 In designing its performance-related remuneration policy, the Remuneration Committee has complied with Schedule A of the Combined Code appended to the Listing Rules of the U.K. Financial Services Authority.


 In relation to disclosure of directors' remuneration, Reed International, a U.K. company listed on the London Stock Exchange, has complied with Schedule B of the Combined Code appended to the Listing Rules of the U.K. Financial Services Authority.

Remuneration policy


 In determining its policy on senior executives' remuneration i ncluding the directors, the Remuneration Committee's principal objective is to attract, retain and motivate people of the highest calibre and experience needed to execute the strategy and deliver shareholder value in the context of an ever more competitive and increasingly global employment market.


 The Remuneration Committee also has regard to, and balances as far as is practicable, the following objectives:

  (i) to ensure that it maintains a competitive package of pay and benefits, commensurate with comparable packages available within other multinational companies operating in global markets and, where appropriate, reflecting local practice operating within the country in which an individual director is based;


 (ii) to ensure that it encourages enhanced performance by directors and fairly recognises the contribution of individual directors to the attainment of the results of the Reed Elsevier plc group, whilst also encouraging a team approach which will work towards achieving the long term strategic objectives of the Reed Elsevier plc group;

(iii) to link reward to individual directors' performance and company performance so as to align the interests of the directors with the shareholders of the parent companies.


 The remuneration of executive directors consists of the following elements:


 --- Base salary, which is based on comparable positions in businesses of similar size and complexity. Salaries are reviewed annually by the Remuneration Committee.

 --- A variable annual cash bonus, based on achievement of specific realistic but stretching financial and individual performance-related targets. Targets are set at the beginning of the year by the Remuneration Committee. The maximum potential bonus for the European Directors is 50% of basic salary. The maximum potential bonus payable to a U.S. based director is 90% of basic salary.


 --- Share options, where the directors and other senior executives are granted options annually over shares in Reed International and Elsevier at the market price at the date of grant. The Remuneration Committee approves the grant of any option and sets performance conditions attaching to options.

 --- A longer-term incentive arrangement ("LTIP") under which a one off grant of options of 20 times salary has been made during the year. The LTIPs were granted at market value at the date of grant, and are exercisable after 5 years, subject to the achievement of highly demanding performance conditions.


 --- Post-retirement benefits, which comprise only pensions, where Reed Elsevier plc group companies have different retirement schemes which apply depending on local competitive market practice, length of service and age of the director. The only element of remuneration which is pensionable is base salary.

Service contracts


 Each of the executive directors has a service contract, the notice periods of which are described below:

  (i) M H Armour was appointed a director in July 1996 and his service contract provides for a notice period of twenty four months.


 (ii) C H L Davis was appointed a director in September 1999. His service contract provides for a notice period of twelve months. In the event of loss of employment on a change of control before 1 September 2002, twelve months' salary would be payable to C H L Davis in addition to any other sums payable on termination.

(iii) D J Haank was appointed a director on 15 November 1999. His service contract, which is subject to Dutch law, provides for six months' notice and, in the event of termination without cause by Reed Elsevier plc, salary and employer's pension contributions would be payable by way of liquidated damages.


 (iv) A Prozes was appointed a director in August 2000. His service contract, which is subject to New York law, provides that in the event of termination without cause by Reed Elsevier plc, prior to 6 July 2001, twenty four months' base salary would be payable and, thereafter, twelve months' base salary.


  (v) G J A van de Aast was appointed a director in December 2000 and his service contract provides for a notice period of twelve months.

 The notice periods in respect of individual directors have been reviewed by the Remuneration Committee. The Remuneration Committee believes that, as a general rule for future contracts, the initial notice period should be up to twenty four months, reducing to twelve months, and that the directors should, subject to practice within the country in which the director is based, be required to mitigate their damages in the event of termination. The Remuneration Committee will, however, have regard to local market conditions so as to ensure that the terms offered are appropriate to recruit and retain key executives operating in global business.


 The non-executive directors do not have service contracts.

External appointments


 Executive directors may, subject to the approval of the Chairman and the Chief Executive Officer, serve as non-executive directors on the boards of up to two non-associated companies and may retain remuneration arising from such non-executive directorships. The Remuneration Committee believes that the Reed Elsevier plc group benefits from the broader experience gained by executive directors in such appointments.


Emoluments of the directors

 The emoluments of the directors of Reed Elsevier plc (including any entitlement to fees or emoluments from either Reed International, Elsevier or Elsevier Reed Finance BV) was as follows:


(a)   Aggregate emoluments



                                               Year ended 31 December
                                                ---------------------
                                                  2000        1999
                                               ----------  ----------
                                                 (in 'L' thousands)

Salaries and fees . . . . . . . . . . . . . .       2,068       2,505
Benefits. . . . . . . . . . . . . . . . . . .          66         108
Annual performance-related bonuses. . . . . .         835         412
Pension contributions . . . . . . . . . . . .         786         476
Pension to former director. . . . . . . . . .         230         214
One-off bonuses . . . . . . . . . . . . . . .         461         277
Compensation and payments to former directors         581       3,474
                                               ----------  ----------
Total . . . . . . . . . . . . . . . . . . . .       5,027       7,466
                                               ==========  ==========

(b)   Individual emoluments of executive directors




                                                    Salary  Benefits Bonuses  Total      1999
                                                    ------- -------- ---------------- ---------
                                                                      (in 'L')

M H Armour . . . . . . . . . . . . . . . . . . . .  385,002   18,841 166,700  570,543   390,503
C H L Davis
 (from 1 September 1999) . . . . . . . . . . . . .  750,000   24,422 328,1251,102,547   534,158
D J Haank
 (from 15 November 1999) . . . . . . . . . . . . .  235,191    8,047 101,907  345,145    33,836
O Laman Trip (until 30 June 2000). . . . . . . . .   87,632   11,335  36,805  135,772   206,116
A Prozes
 (from 7 August 2000)  . . . . . . . . . . . . . .  243,646    2,649 662,252  908,547       ---
G J A van de Aast
 (from 6 December 2000)  . . . . . . . . . . . . .   27,083    1,281     ---   28,364       ---
Salaries, benefits and bonuses of former directors                                    1,723,360
                                                                            --------- ---------
                                                                            3,090,918 2,887,973
                                                                            ========= =========



 Taking into account gains of 'L'nil on the exercise of share options, C H L Davis was the highest paid director in 2000.

 O Laman Trip ceased to be a director on 30 June 2000 and, as compensation for termination of his service agreement, received a payment representing two years' salary and an amount equal to two years' employer's pension contributions plus certain other benefits, the aggregate amount of which was 'L'581,342 ('E'953,400).


(c)   Recruitment of directors


 A Prozes was appointed Chief Executive Officer of Reed Elsevier plc's global Legal businesses in July 2000 and a Director of Reed International and Reed Elsevier plc with effect from 7 August 2000. Mr Prozes's base salary is US$800,000 per annum. In accordance with the terms of his service contract, Mr Prozes received in respect of 2000, in addition to his performance related bonus of 'L'200,861 ('E'329,412), a bonus of 'L'461,391 ('E'756,681) as compensation for loss of bonus from his previous employment. Target bonus for 2001 will be 72% of base salary.

 Options were granted to Mr Prozes in August 2000 under the Reed Elsevier plc Executive Share Option Scheme over shares in Reed International and Elsevier with an aggregate option price of four times base salary. Options over shares in Reed International and Elsevier with an aggregate option price of twenty times base salary were also granted under the terms of the Reed Elsevier plc Senior Executive Long Term Incentive Scheme. Mr Prozes was also granted nil cost options, as compensation for stock option gains forfeited upon leaving his previous employment, over 60,507 ordinary shares in Reed International and 42,120 ordinary shares in Elsevier. The terms of such options provide that they shall become exercisable over three years in equal tranches on each anniversary of the commencement of employment, provided Mr Prozes has not voluntarily terminated, or given notice to terminate, his employment prior to such date.


 G J A van de Aast was appointed Chief Executive Officer of Reed Elsevier plc's global Business to Business businesses in December 2000 and a Director of Reed International and Reed Elsevier plc with effect from 6 December 2000. Mr van de Aast's base salary is 'L'325,000 per annum. Target bonus for 2001 will be 40% of base salary.

 Options were granted to Mr van de Aast in December 2000, under the Reed Elsevier plc Executive Share Option Scheme, over shares in Reed International and Elsevier with an aggregate option price of two times base salary. Options over shares in Reed International and Elsevier with an aggregate option price of twenty times base salary were also granted under the terms of the Reed Elsevier plc Senior Executive Long Term Incentive Scheme.


(d)   Pensions


 The Remuneration Committee reviews the pension arrangements for the executive directors to ensure that the benefits provided are consistent with those provided by other multinational companies in its principal countries of operation.

 The policy for executive directors based in the United Kingdom is to provide pension benefits at a normal retirement age of 60, equivalent to two thirds of base salary in the 12 months prior to retirement, provided they have completed 20 years' service with the Reed Elsevier plc group or at an accrual rate of 1/0 th of pensionable salary per annum if employment is for less than 20 years. The target pension for C H L Davis at normal retirement age of 60 is 45% of base salary in the 12 months prior to retirement. In 1989, the Inland Revenue introduced a cap on the amount of pension that can be provided from an approved pension scheme. M H Armour's, G J A van de Aast's and C H L Davis's pension benefits will be provided from a combination of the Reed Elsevier Pension Scheme and the company's unapproved, unfunded pension arrangements.


 D J Haank is a member of the Dutch pension scheme, and his pension at normal retirement age of 60 will be up to 70% of his final annual salary.

 The target pension for A Prozes, a US based director, is US$265,000 per annum, which becomes payable on retirement only if he completes a minimum of seven years' service. This pension has no associated contingent benefits for a spouse or dependants, and will be reduced in amount by the value of any other retirement benefits payable by the company or any former employer, other than those attributable to employee contributions.


 The pension arrangements for all the directors include life assurance cover whilst in employment, an entitlement to a pension in the event of ill health or disability and, except in the case of A Prozes, a spouse's and/or dependants' pension on death.

 The increase in transfer value of the directors' pension, after deduction of contributions, is shown below:



                                                                  Transfer value
                   Increase in accrued     Total accrued          increase after
                     annual pension     annual pension as at       deduction of
                    during the period    31 December 2000*   directors' contributions
                    ------------------   -------------------  -----------------------
                                                (in 'L')

M H Armour. . . .        15,611                75,901                 249,530
C H L Davis . . .        35,906                47,162                 665,827
D J Haank . . . .         9,247                75,814                  39,567
O Laman Trip  . .         7,172                37,054                 107,358
A Prozes. . . . .           ---                  ---                     ---
G J A van de Aast           920                  920                   13,075

 -------------------


* Date of leaving service if prior to 31 December 2000.

The transfer value increase in respect of individual directors represents a liability in respect of directors' pension entitlement, and is not an amount paid or payable to the director.

(e)   Individual emoluments of non-executive directors



                                          2000    1999
                                         ------- -------
                                            (in 'L')

J F Brock (from 15 April 1999) . . . . .  34,220  27,196
R J Nelissen (from 15 April 1999). . . .  34,304  30,197
S Perrick. . . . . . . . . . . . . . . .  34,304  43,530
R W H Stomberg . . . . . . . . . . . . .  34,220  35,260
M Tabaksblat . . . . . . . . . . . . . . 168,202 125,277
D G C Webster. . . . . . . . . . . . . .  34,220  70,260
Aggregate emoluments of former directors          83,556

 -------------------


(1) M Tabaksblat was appointed Chairman of Reed Elsevier plc and Reed International, and Chairman of the Supervisory Board of Elsevier in April 1999. Fees in respect of M Tabaksblat were paid to Unilever NV until May 1999, at which point he retired from Unilever.

(2) The emoluments of D G C Webster in 1999 include an additional fee payable to him to reflect the significant additional duties he undertook during that year including those arising from his appointment as non-executive Chairman of Reed Elsevier plc during the period August 1998 to April 1999.


Compensation of executive officers


 The aggregate compensation paid to all executive officers (other than directors) of Reed Elsevier plc (2 persons during the 2000 financial year) as a group, for services in such capacities for the year ended 31 December 2000 was 'L'538,000 which included contributions made to the pension plans in respect of
      fficers of Reed Elsevier plc of 'L'nil.

                                 BOARD PRACTICES

REED ELSEVIER


 The Boards of Directors of Reed International and Elsevier manage their respective shareholdings in Reed Elsevier plc and Elsevier Reed Finance BV. During 1999 Reed International, Elsevier and Reed Elsevier plc introduced a unitary management structure of a single non-executive Chairman, a sole Chief Executive Officer and, so far as practicable, the same directors for all three companies. This was a logical evolution of the management structure in place since the merger, under which the day to day management of the jointly owned businesses of Reed Elsevier plc had been under the control of an Executive Committee of the Board of Reed Elsevier plc. For a complete description of the Board membership positions and executive officer positions within Reed Elsevier plc, see "Directors and Senior Management".


 Under the governance arrangements approved by the shareholders of Reed International and Elsevier in 1999, there shall be no less than three and no more than five executive directors, and six non-executive directors. A person may only be appointed or proposed or recommended for appointment to the board if that person has been nominated for that appointment by the joint Nominations Committee of Reed International and Elsevier. Persons nominated by the joint Nominations Committee will be required to be approved by the Reed Elsevier plc Board, prior to appointment to the Reed Elsevier plc Board.

 Decisions of the Board of Directors of Reed Elsevier plc require a simple majority, and the quorum required for meetings of the Board of Reed Elsevier plc is any two directors.


 The Reed Elsevier plc Board has established the following committees:

 . Strategy --- comprising the Chairman, Chief Executive Officer and two non-executive directors


 .    Audit --- comprising three non-executive directors


 .    Remuneration --- comprising three non-executive directors

 Arrangements established at the time of the merger provide that, if any person (together with persons acting in concert with him) acquires shares, or control of the voting rights attaching to shares, carrying more than 50% of the votes ordinarily exercisable at a general meeting of Reed International or Elsevier and has not made a comparable take-over offer for the other party, the other party may by notice suspend or modify the operation of certain provisions of the merger arrangements, such as (i) the right of the party in which control has been acquired (the "Acquired Party") to appoint or remove directors of Reed International, Elsevier and Reed Elsevier plc and (ii) the Standstill Obligations in relation to the Acquired Party. Such a notice will cease to apply if the person acquiring control makes a comparable offer for all the equity securities of the other within a specified period or if the person (and persons acting in concert with him) ceases to have control of the other.


 In the event of a change of control of one parent company and not the other (where there has been no comparable offer for the other), the parent company which has not suffered the change in control will effectively have the sole right to remove and appoint directors of Reed Elsevier plc. Also, a director removed from the board of a parent company which has suffered a change in control will not have to resign from the board of the other parent company or Reed Elsevier plc.

 The Articles of Association of Reed Elsevier plc contain certain restrictions on the transfer of shares in Reed Elsevier plc. In addition, pursuant to arrangements established at the time of the merger, neither Reed International nor Elsevier may acquire or dispose of any interest in the share capital of the other or otherwise take any action to acquire the other without the prior approval of the other (the "Standstill Obligations"). The Panel on Take-overs and Mergers in the United Kingdom (the "Panel") has stated that in the event of a change of statutory control of either Reed International or Elsevier, the person or persons acquiring such control will be required to make an offer to acquire the share capital of Reed Elsevier plc (but not Elsevier Reed Finance
BV) held by the other, in accordance with the requirements of the City Code on Take-overs and Mergers in the United Kingdom. This requirement would not apply if the person acquiring statutory control of either Reed International or Elsevier made an offer for the other on terms which are considered by the Panel to be appropriate.


 The Supervisory Board of Elsevier Reed Finance BV comprises four members, and the Management Board consists of two members. The minimum number of members of the Supervisory Board of Elsevier Reed Finance BV is two, of which at least one is nominated for appointment by Elsevier and one by Reed International. The quorum for meetings of the Supervisory Board is one Reed International nominee and one Elsevier nominee, and resolutions at such meetings require to be passed by unanimous vote. The Management Board of Elsevier Reed Finance BV constitutes at least one member nominated by Elsevier together with any further appointees as Reed International and Elsevier shall determine. The Articles of Association of Elsevier Reed Finance BV contain provisions requiring the Executive Board to obtain the approval of the Supervisory Board for certain specified activities. For a complete description of the Board membership positions within Elsevier Reed Finance BV, see "Directors and Senior Management".


REED INTERNATIONAL

 Under the governance arrangements approved by the shareholders of Reed International and Elsevier, as part of the new unitary management structure implemented during 1999, there shall be no less than three and no more than five executive directors, and six non-executive directors. A person may only be appointed or proposed or recommended for appointment to the board if that person has been nominated for that appointment by the joint Nominations Committee of Reed International and

Elsevier. Persons nominated by the joint Nominations Committee will be required to be approved by the Reed International Board, prior to the appointment to the Reed International Board.


 Notwithstanding the provisions outlined above in relation to the appointment to the board, Reed International shareholders retain their rights under Reed International's Articles of Association to appoint directors to the Reed International Board by ordinary resolution. Reed International shareholders may also, by ordinary resolution, remove a director from the Board of Reed International, and in such circumstances that director will also be required to be removed or resign from the Boards of Elsevier and Reed Elsevier plc (except in circumstances where there has been a change of control of Reed International and not Elsevier).

 Each director on the Reed International Board is required to retire by rotation at least every three years.


 The Reed International Board has established an Audit Committee, comprising three non-executive directors. The joint Nominations Committee comprises the Chairman, the Chief Executive Officer and one non-executive director from each of Reed International and Elsevier.

ELSEVIER


 Under the governance arrangements approved by the shareholders of Reed International and Elsevier, as part of the new unitary management structure implemented during 1999, there shall be no less than three and no more than five members of the Executive Board, and no less than six and no more than eight members of the Supervisory Board. A person may only be appointed or proposed or recommended for appointment to the boards if that person has been nominated for that appointment by the joint Nominations Committee of Reed International and Elsevier. Persons nominated by the joint Nominations Committee will be required to be approved by the Elsevier Combined Board prior to appointment to the Elsevier Executive or Supervisory Board and by Elsevier shareholders.


 Notwithstanding the provisions outlined above in relation to the appointment to the Board, Elsevier shareholders retain their rights under Elsevier's Articles of Association to appoint directors to the Elsevier Boards by ordinary resolution if such appointment has been proposed by the Elsevier Combined Board and, if such appointment has not, by an ordinary resolution of shareholders requiring a majority of at least two-thirds of the votes cast if less than one half of Elsevier's issued share capital is represented. Elsevier shareholders may also, by ordinary resolution, remove a director from the Board of Elsevier, and in such circumstances that director will also be required to be removed or resign from the Boards of Reed International and Reed Elsevier plc (except in circumstances where there has been a change of control of Elsevier and not Reed International).

 Each director on the Elsevier Executive and Supervisory Boards is required to retire by rotation at least every three years.


 The Elsevier Supervisory Board has established an Audit Committee, comprising three members of the Elsevier Supervisory Board. The joint Nominations Committee comprises the Chairman, the Chief Executive Officer and one non- executive director from each of Reed International and Elsevier.

                                    EMPLOYEES


 Reed Elsevier's average number of employees in the year ended 31 December 2000 was 28,900. Approximately 5,700 were located in the U.K., 14,800 in North America, 3,000 in the Netherlands, 3,000 in the rest of Europe and 2,400 in the rest of World. The average number of employees in the business segments in the year ended 31 December 2000 was 3,700 in Science & Medical, 11,200 in Legal, 1,500 in Education and 12,500 in Business.


 The board of Reed Elsevier plc is fully committed to the concept of employee involvement and participation, and encourages each of its businesses to formulate its own tailor-made approach with the co-operation of employees. The group is an equal opportunity employer, and recruits and promotes employees on the basis of suitability for the job. Appropriate training and development opportunities are available to all employees. Codes of Conduct applicable to employees within the Reed Elsevier plc group have been adopted throughout its
      sses.

                                 SHARE OWNERSHIP

REED INTERNATIONAL


Share options


 The following table sets forth the details of options held by directors over Reed International ordinary shares as at 31 December 2000 under share option schemes which are described below under "Reed Elsevier Share option schemes":


                                                  Granted
                                       1 January during the              31 December
                                         2000*      year    Option price    2000    Exercisable
                                        --------  ---------  -----------  ---------------------
                                                                (p)


M H Armour --- Executive Scheme           59,600                  400.75      59,600  2001-2005
                                          30,000                  585.25      30,000  2001-2006
                                          52,000                  565.75      52,000  2001-2007
                                          66,900                  523.00      66,900  2001-2008
                                          33,600                  537.50      33,600  2002-2009
                                                     88,202       436.50      88,202  2003-2010
M H Armour --- LTIP                                 882,016       436.50     882,016       2005
M H Armour --- SAYE Scheme                 3,924                  430.00       3,924       2004
                                        --------  ---------               ----------
Total                                    246,024    970,218                1,216,242
                                        ========  =========               ==========
C H L Davis --- Executive Scheme         160,599                  467.00     160,599  2002-2009
                                          80,300                  467.00      80,300  2003-2009
                                          80,300                  467.00      80,300  2004-2009
                                                    171,821       436.50     171,821  2003-2010
C H L Davis --- Nil cost options         535,332                     Nil     535,332       2002
C H L Davis --- LTIP                              1,718,213       436.50   1,718,213       2005
C H L Davis --- SAYE Scheme                           5,019       336.20       5,019       2005
                                        --------  ---------               ----------
Total                                    856,531  1,895,053                2,751,584
                                        ========  =========               ==========
D J Haank --- Executive Scheme            18,498                  677.25      18,498  2001-2004
                                          18,497                  537.50      18,497  2001-2009
                                                     51,368       436.50      51,368  2003-2010
D J Haank --- LTIP                                  513,680       436.50     513,680       2005
                                        --------  ---------               ----------
Total                                     36,995    565,048                  602,043
                                        ========  =========               ==========
A Prozes --- Executive Scheme                       188,281       566.00     188,281  2003-2010
A Prozes --- LTIP                                   941,406       566.00     941,406       2005
A Prozes --- Nil cost options                        60,507          Nil      60,507  2001-2003
                                                  ---------               ----------
Total                                             1,190,194                1,190,194
                                                  =========               ==========
G J A van de Aast --- Executive Scheme    50,940                  638.00      50,940  2003-2010
G J A van de Aast --- LTIP               509,404                  638.00     509,404       2005
                                        --------                          ----------
Total                                    560,344                             560,344
                                        ========                          ==========

*On date of appointment if after 1 January 2000.


The middle market price of a Reed International ordinary share during the year was in the range 390.75p to 700.00p and at 31 December 2000 was 700.00p.

Between 1 January 2001 and 20 February 2001, there were no changes to the options held by directors.


Share option schemes

 Prior to the merger, Reed International operated a number of share option schemes under which options over new issue Reed International ordinary shares were granted to its executive directors, executive officers and eligible employees. The share option schemes which still have options capable of being exercised are the Reed International U.K. Executive Share Option Scheme and the Reed International Overseas Executive Share Option Scheme, (the "Reed International Executive Schemes"). The Reed International Executive Schemes were established in 1984. Options over new Reed International ordinary shares were granted thereunder until 1993, and no further options may be granted under the Reed International Executive Schemes. The terms and conditions of the Reed International Executive Schemes are substantially similar to those of the corresponding share option schemes of Reed Elsevier plc, which are described below under "Reed Elsevier plc Executive U.K. and Overseas Share Option Schemes.


 A Longer Term Incentive Plan was operated until 1999. No entitlements arose in respect of the 1998/2000 period. The Plan has been discontinued, and there are no options outstanding under the Plan.

ELSEVIER


Share options

 The following table sets forth the details of options held by directors over Elsevier ordinary shares as at 31 December 2000 under share option schemes which are described below under "Elsevier Share option schemes":



                                                                              Market
                                                  Granted          Exercised price at     31
                                       1 January during the Option during theexercise  December
                                         2000*      year    price     year     date      2000   Exercisable
                                        --------  --------- ------  ----------------- --------- -----------
                                                            ('E')              ('E')


M H Armour --- Executive Scheme           20,244             13.55                       20,244   2002-2009
                                                     61,726  10.73                       61,726   2003-2010
M H Armour --- LTIP                                 617,256  10.73                      617,256        2005
                                        --------  ---------                           ---------
Total                                     20,244    678,982                             699,226
                                        ========  =========                           =========
C H L Davis --- Executive Scheme          95,774             12.00                       95,774   2002-2009
                                          47,888             12.00                       47,888   2003-2009
                                          47,888             12.00                       47,888   2004-2009
                                                    120,245  10.73                      120,245   2003-2010
C H L Davis --- LTIP                              1,202,446  10.73                    1,202,446        2005
C H L Davis --- Nil cost options         319,250               Nil                      319 250        2002
                                        --------  ---------                           ---------
Total                                    510,800  1,322,691                           1,833,491
                                        ========  =========                           =========
D J Haank --- Executive Scheme            35,000             11.93                       35,000        2001
                                          30,000             14.11                       30,000   2001-2002
                                          30,000             15.25                       30,000   2001-2003
                                          10,926             17.07                       10,926   2001-2004
                                          10,925             13,55                       10.925   2001-2009
                                                     35,949  10.73                       35.949   2003-2010
D J Haank --- LTIP                                  359,485  10.73                      359,485        2005
D J Haank --- Convertible Debentures       9,540             14.36(i)   3,000(ii15.66     6,540   2001-2002
                                        --------  ---------         ---------         ---------
Total                                    126,391    395,434             3,000           518,825
                                        ========  =========         =========         =========
A Prozes --- Executive Scheme                       131,062  13.60                      131,062   2003-2010
A Prozes --- LTIP                                   655,310  13.60                      655,310        2005
A Prozes --- Nil cost options                        42,120    Nil                       42,120   2001-2003
                                        --------  ---------                           ---------
Total                                               828,492                             828,492
                                        ========  =========                           =========
G J A van de Aast --- Executive Scheme    35,866             14,87                       35,866   2003-2010
G J A van de Aast --- LTIP               358,658             14.87                      358,658        2005
                                        --------                                      ---------
Total                                    394,524                                        394,524
                                        ========                                      =========

*On date of appointment if after 1 January 2000.

  (i) Average price


 (ii) Retained an interest in 3,000 shares


The market price of an Elsevier ordinary share during the year was in the range 'E'9.30 to 'E'16.07 and at 31 December 2000 was 'E'15.66.

Between 1 January 2001 and 20 February 2001, there were no changes to the options held by directors.


Share option schemes

 Under arrangements operated by Elsevier (the "Elsevier Executive Option Arrangements"), options to subscribe for Elsevier ordinary shares were granted each year until 1999 to the members of the Executive Board and to a small number of other senior executives of Elsevier. Such options give the beneficiary the right, at any time during periods of either five years or ten years following the date of the grant, to purchase Elsevier ordinary shares. Prior to 1999 all options granted under the Elsevier Executive Option Arrangements could be exercised within a five year period from the date of grant, and the options were granted at an exercise price equal to the market price on the date of grant. During 1999, options were granted with an exercise period of five years at an exercise price 26% above the market price at the date of grant, or with an exercise period of 10 years at an exercise price equal to the market price at the date of grant, or a combination of both.


 In addition, Elsevier has arrangements in place (together with the Elsevier Executive Option Arrangements the "Elsevier Share Option Arrangements"), which are open to Dutch employees of the businesses within Reed Elsevier after one year's service, under which interest bearing debentures of Elsevier may be purchased for cash for periods of five years, during which time they may be
      ted on a prescribed basis into Elsevier ordinary shares.

REED ELSEVIER

Share ownership and options


 The interests of the directors of Reed Elsevier plc and their families in the issued share capital of Reed International and Elsevier at the beginning and end of 2000 are shown below:



                   Reed International         Elsevier
                     ordinary shares       ordinary shares
                   --------------------  --------------------
                  1 January 31 December 1 January 31 December
                    2000*      2000       2000*      2000
                   --------  ----------  --------  ----------

M H Armour            2,500       2,500     2,500       2,500
J F Brock             3,000       3,000       ---         ---
G J A van de Aast       ---         ---       ---         ---
C H L Davis             ---      44,778       ---      31,099
D J Haank               ---         ---     7,880      10,880
R J Nelissen            ---         ---       ---       5,000
S Perrick               ---         ---       ---         ---
A Prozes                ---         ---       ---         ---
Dr R W H Stomberg       ---         ---       ---         ---
M Tabaksblat            ---         ---     8,000       8,000
                                                          ---
D G C Webster         5,000       5,000       ---

*On date of appointment if after 1 January 2000.


 There have been no changes in the interests of the directors in the share capital of Reed International since 31 December 2000. Subsequent to 31 December 2000 S Perrick acquired 962 Elsevier shares.


 Any ordinary shares required to fulfil entitlements under nil cost share option grants are provided by the Employee Benefit Trust ("EBT") from market purchases. As beneficiaries under the EBT, the directors are deemed to be interested in the shares held by the EBT which, at 31 December 2000, amounted to 590,257 Reed International ordinary shares and 320,000 Elsevier ordinary .

Shares and options held by executive officers

 The following table indicates the total aggregate number of Reed International ordinary shares and Elsevier ordinary shares beneficially owned and the total aggregate number of Reed International ordinary shares and Elsevier ordinary shares subject to options beneficially owned by each of the executive officers (other than directors) of Reed Elsevier plc (2 people) as a group, as of 20 February 2001:



                                                                            Reed
                                                          Reed       International               Elsevier
                                                      International     ordinary    Elsevier     ordinary
                                                        ordinary     shares subject ordinary  shares subject
                                                         shares        to options    shares(1)(2to options
                                                      -------------   ------------- --------   -------------

Executive officers (other than directors) as a group            ---         229,971    5,000         199,049

(1)ABLThe Elsevier ordinary shares may be issued in registered or bearer form.


(2) No individual executive officer of Reed Elsevier plc has notified Elsevier that he holds more than 5% of the issued share capital of Elsevier pursuant to the Dutch law requirement described under "Control of Registrants --- Elsevier".


 The options included in the above table are exercisable into Reed International ordinary shares at prices ranging from 424p to 700p per Share and between the date hereof and 2010. The options included in the above table are exercisable into Elsevier ordinary shares at prices ranging from 'E'10.45 to 'E'15.66 per Share and between the date hereof and 2010.

Share option schemes


 Following the merger, Reed Elsevier plc introduced share option schemes under which options over new issue and over existing Reed International ordinary shares and/or Elsevier ordinary shares may be granted to employees of Reed
Elsevier plc and participating companies under its control. The share option schemes are the Reed Elsevier plc SAYE Share Option Scheme (the "Reed Elsevier plc SAYE Scheme") and the Reed Elsevier plc Executive U.K. and Overseas Share
Option Schemes (the "Reed Elsevier plc Executive Schemes and, together with the
Reed Elsevier plc SAYE Scheme, the "Reed Elsevier plc Schemes"). The Reed
Elsevier plc Schemes have been approved by shareholders of Reed International and information concerning the terms and conditions of the Schemes is set out below.

 During 1999 the directors introduced share option schemes (the "Reed Elsevier plc Executive Share Option Schemes (No. 2)") under which options over only existing Reed International ordinary shares and/or Elsevier ordinary shares may be granted to employees. Apart from the fact that options over new issue shares may not be issued under these schemes, the terms and conditions of these schemes are identical to the Reed Elsevier plc Executive Schemes.


 At 20 February 2001 the total number of Reed International ordinary shares subject to outstanding options under the Reed International Schemes, the Reed
Elsevier plc Schemes and the Reed Elsevier plc Executive Share Option Schemes
(No. 2) amounted to 30,243,078 shares, and the options for such shares were exercisable at option prices ranging between 208.75p to 700p per share and were exercisable between 2001 and 2010. At 20 February 2001 the total number of Elsevier ordinary shares subject to outstanding options under the Elsevier Share
Option Arrangements, the Reed Elsevier plc Schemes and the Reed Elsevier plc
Executive Share Option Schemes (No. 2) amounted to 15,440,684 shares, and the options for such shares were exercisable at option prices ranging between 'E'10.45 to 'E'15.66 per share between 2001 and 2010.


 During 2000, Reed Elsevier plc made grants under a Senior Executive Long Term
Incentive Scheme, following approval of the Scheme by the shareholders of Reed
International and Elsevier. At 20 February 2001 the total number of Reed
International ordinary shares and Elsevier ordinary shares subject to outstanding options under the Reed Elsevier plc Senior Executive Long Term
Incentive Scheme were 14,370,866 and 10,059,317, respectively.

 Also during 2000, the directors granted nil cost options over Restricted Shares to a small number of senior executives. At 20 February 2001 the total number of Reed International ordinary shares and Elsevier ordinary shares subject to outstanding options under such arrangements were 65,739 and 45,762, respectively.


Reed Elsevier plc SAYE Share Option Scheme

 The Reed Elsevier plc SAYE Scheme provides for the grant of options over Reed
International ordinary shares and/or Elsevier ordinary shares to employees of Reed Elsevier plc and participating companies under its control. Only options over Reed International ordinary shares have been granted under the Reed
Elsevier plc SAYE Scheme to date. The price at which shares may be acquired under the Reed Elsevier plc SAYE Scheme may not be less that the higher of (i)
80% of the closing middle market price for the relevant share on The London
Stock Exchange three days before invitations to apply for options are issued, and (ii) if new shares are to be subscribed, their nominal value.


 On joining the Reed Elsevier plc SAYE Scheme, a save as you earn contract (a
"Savings Contract") must be entered into with an appropriate savings body, providing for contributions to be made to such savings body between 'L'5 and the permitted maximum (currently 'L'250) per month for a period of three or five years. A bonus is payable under the Savings Contract at the end of the savings period. The amount of the monthly contributions may be reduced if applications exceed the number of Reed International ordinary shares and/or Elsevier ordinary shares available for the grant of options on that occasion.





 The number of Reed International ordin ary shares and/or Elsevier ordinary shares over which an option may be granted is limited to that number of shares which may be acquired at the exercise price out of the repayment proceeds
(including any bonus) of the Savings Contract.


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


 In the event of any capitalisation or rights issue by Reed International or Elsevier, or of any consolidation, subdivision or reduction of their share capital, the number of shares subject to any relevant option and/or the exercise price may be adjusted with the approval of the U.K. Inland Revenue, subject to the independent auditors of Reed Elsevier plc confirming in writing that such adjustment is, in their opinion, fair and reasonable.


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

 Reed Elsevier plc U.K. Executive Scheme: The Reed Elsevier plc U.K. Executive
Scheme provides for the grant of options over Reed International ordinary shares and/or Elsevier ordinary shares to the U.K. Employees of Reed Elsevier plc and participating companies under its control. All directors and employees of Reed
Elsevier plc and participating companies under its control who are contracted to work for at least 25 hours per week are eligible to be nominated for participation. The grant of options is administered by a committee of directors of Reed Elsevier plc, a majority of the members of which are non- executive directors. No payment is required for the grant of an option under the Reed
Elsevier plc U.K. Executive Scheme.


 Options granted under the Reed Elsevier plc U.K. Executive Scheme may be exercised within a period of 10 years and entitle the holder to acquire shares at a price determined by the committee of directors of Reed Elsevier plc, which may not be less than the higher of (i) in the case of Reed International ordinary shares, the closing middle market price for the relevant share on The
London Stock Exchange at the date of grant, (ii) in the case of an Elsevier ordinary share, the closing market price for the relevant share on Euronext, Amsterdam at the date of grant and (iii) if new shares are to be subscribed, their nominal value.


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





 Options granted under the Reed Elsevier plc U.K. Executive Scheme will normally be exercisable only after the expiration of three years from the date of their grant and by a person who remains a director or employee of Reed Elsevier plc and participating companies under its control. Options granted from 1999 onwards are subject to performance criteria. In order for an option to become exercisable, the compound growth in the average of the Reed International and Elsevier adjusted EPS (before amortisation of goodwill and intangible assets, exceptional items and U.K. tax credit equalisation) in a consecutive three year period after the grant is made, must exceed the compound growth in the average of the U.K. and Dutch retail price index during the same period by a minimum of 6%. Early exercise of such options is permitted in substantially similar circumstances to those set out in relation to the Reed Elsevier plc SAYE Scheme.
The committee of directors of Reed Elsevier plc has discretion to permit the exercise of options by a participant in certain circumstances where it would not otherwise be permitted.


 Options granted under the Reed Elsevier plc U.K. Executive Scheme are not transferable and may be exercised only by the persons to whom they are granted or their personal representatives.

 In the event of any capitalisation or rights issue by Reed International or Elsevier, or of any consolidation, subdivision or reduction of their share capital, the number of shares subject to any relevant option and/or the exercise price may be adjusted with the approval of the U.K. Inland Revenue, subject to the independent auditors of Reed Elsevier plc confirming in writing that such adjustment is, in their opinion, fair and reasonable.


 The limits described above on the number of Reed International ordinary shares and Elsevier ordinary shares which may be issued under the Reed Elsevier plc
SAYE Scheme also apply to the Reed Elsevier plc U.K. and Overseas Executive
Scheme. In addition, no option may be granted under the scheme if it would cause the number of Reed International Ordinary Shares issued or issuable in any 10 year period under the scheme or any other executive share option scheme adopted by Reed International or Reed Elsevier plc to exceed in aggregate 5% of the issued share capital of Reed International from time to time.

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

Reed Elsevier plc Senior Executive Long Term Incentive Scheme


 Options over shares in Reed International and Elsevier have been granted during the year under the Reed Elsevier plc Senior Executive Long Term Incentive Scheme
("LTIP"). Implementation of the LTIP was approved by shareholders of Reed
International and Elsevier at their respective Annual General Meetings in April
2000.

 The terms of the LTIP permitted a one off grant of options over Reed
International and Elsevier ordinary shares, up to an aggregate value of 30 times salary, to be made to executive directors and a limited number of key executives. Grants have been made to existing management as well as individuals recruited during the year, regarded as key executives responsible for reshaping the business, executing the strategy for growth announced in February 2000 and producing a sustainable improvement in shareholder value. All grants under the LTIP were approved by the Remuneration Committee, and the maximum grant to any one individual represented an aggregate value of 20 times salary.


 Participants in the LTIP are required to build up a significant personal shareholding in Reed International and/or Elsevier. At executive director level, the requirement is that they should own shares equivalent to 1/2 times salary, to be acquired over a reasonable period.


 An option under the LTIP may only be exercised during the period 1 January 2005 and 31 December 2005, and then only if the performance targets have been satisfied.

 The first performance condition requires the achievement of 20% per annum total shareholder return ("TSR") over three years from a base point of 436.5p per Reed
International share and 'E'10.73 for an Elsevier share, being the respective share prices on 2 May 2000. In the event that the required TSR performance is not achieved in the initial three year period, the TSR target will be extended to a maximum of five years with a corresponding increase in the growth requirement over such extended performance period.


Restricted share awards

 The Remuneration Committee authorised during 2000 the granting of nil cost options over restricted shares in Reed International and Elsevier to assist in the recruitment and retention of senior executives. Options over restricted shares will be met by the Employee Benefit Trust from market purchases.



            ITEM 7: MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

                               MAJOR SHAREHOLDERS


REED INTERNATIONAL


 As of 20 February 2001, Reed International is aware of the following disclosable interests in the issued Reed International ordinary shares:




                                 Number of Reed
                                  International
                                 ordinary shares
Identity of Person or Group(1)       owned       % of Class
 -----------------------------   --------------   ---------

Prudential Corporation . . . .       63,010,273        4.99
Lord Hamlyn. . . . . . . . . .       43,302,816        3.43
Directors and Officers . . . .           55,278         ---

 -------------------

(1) Under U.K. Law, subject to certain limited exceptions, persons or groups owning or controlling 3% or more of the issued Reed International Ordinary Shares are required to notify Reed International of the level of their holdings.


 As far as Reed International is aware, except as disclosed herein, it is neither directly or indirectly owned nor controlled by one or more corporations or by any government.

 There are 32,840 ordinary shareholders with registered addresses in the United Kingdom, representing 99.8% of shares issued.


 Reed International is not aware of any arrangements the operation of which may at a subsequent date result in a change in control of Reed International. The major shareholders of Reed International do not have different voting rights to other ordinary shareholders.


ELSEVIER

 As of 20 February 2001, Elsevier is aware of the following disclosable interests in the issued Elsevier ordinary shares, in addition to the 4,049,951 R-shares in Elsevier held by a subsidiary of Reed International and representing a 5.2% indirect equity interest in the total share capital of Elsevier:



                                   Number of Elsevier
                                    ordinary shares
Identity of Person or Group(1)(2)        owned         % of Class
 --------------------------------   -----------------   ---------

ING Group . . . . . . . . . . . .          53,114,651         7.9
Directors and Officers(3) . . . .              58,441         ---




 -------------------


(1)   The Elsevier ordinary shares may be issued in registered or bearer form.

(2) Under Dutch law, individuals or corporate bodies acquiring shares which result in such individual or corporate bodies holding more than 5% of the issued share capital of Elsevier are required to notify Elsevier thereof.


(3) No individual member of the Superv isory Board or the Executive Board of Elsevier or executive officer of Elsevier has notified Elsevier that they hold more than 5% of the issued share capital of Elsevier pursuant to the Dutch law described in the immediately preceding footnote.

 As far as Elsevier is aware, except as disclosed herein, it is neither directly nor indirectly owned or controlled by one or more corporations or by any government.


 Elsevier is not aware of any arrangements the operation of which may at a subsequent date result in a change in control of Elsevier. The major shareholders of Elsevier do not have different voting rights to other ordinary shareholders.


                           RELATED PARTY TRANSACTIONS



REED INTERNATIONAL  Not applicable.
ELSEVIER            Not applicable.


                          ITEM 8: FINANCIAL INFORMATION

                              Financial Statements


 See: Item 18. Financial Statements


                                Legal Proceedings

 Reed Elsevier is party to various legal proceedings, the ultimate resolutions of which are not expected to have a material adverse effect on the financial position of Reed Elsevier or results of their operations.


 Reed Elsevier Inc. ( "REI ") has been named as one of several defendants in an action captioned Electronic Database Copyright Infringement Litigation, M.D.L. Docket No. 1379, a federal multidistrict litigation which consolidates three lawsuits alleging copyright infringement, filed against REI and others in August and September, 2000, in federal district courts: The Authors Guild, Inc.
v. The Dialog Corporation et al., Laney et ano. v. Dow Jones & Company, Inc., et al., and Posner et al. v.. Gale Group Inc. These suits were brought by or on behalf of freelance authors who allege that the defendants have infringed plaintiffs' copyright by making plaintiffs' works available on databases operated by the defendants. The plaintiffs are seeking to be certified as class representatives of all similarly-situated freelance authors. On 27 February 2001, the Court ordered a stay of the proceeding pending disposition by The United States Supreme Court of New York Times Company et al. v. Tasini et al., No. 00-201, in which REI is a defendant and which involves legal issues that, if resolved by the Supreme Court in favour of REI would likely result in the dismissal of the consolidated action as well. No proceedings relating to the class certification motions, or other proceedings of substance, have yet occurred. Plaintiffs in each action seek actual damages, statutory damages and injunctive relief. The Laney plaintiff also seeks an accounting for profits received. REI believes it has strong substantive defences to these actions and will vigorously pursue them. It will also vigorously contest the motions for class certification. REI has indemnity agreements from each of the content providers that supplied articles to the relevant databases. REI could be adversely affected in the event the plaintiffs are successful in their claims and full recovery were not available under the indemnities.

                          ITEM 9: THE OFFER AND LISTING

                                 TRADING MARKETS


REED INTERNATIONAL


 The Reed International ordinary shares are listed on the London Stock Exchange, the New York Stock Exchange and Euronext Amsterdam N.V. The London Stock Exchange is the principal trading market for Reed International ordinary shares. Trading on the New York Stock Exchange is in the form of American Depositary Shares ("ADSs"), evidenced by American Depositary Receipts ("ADRs") issued by Citibank NA, as depositary. Each ADS represents four Reed International ordinary shares.

 The table below sets forth, for the calendar quarters indicated, the high and low closing middle market quotations for the Reed International ordinary shares on the London Stock Exchange as derived from the Daily Official List of the London Stock Exchange and the high and low last reported sales prices in U.S. dollars for the Reed International American Depositary Shares on the New York Stock Exchange, as derived from the New York Stock Exchange Composite Tape, and reported by Datastream International Ltd:



                                          Pence per ordinary share  U.S. dollars per ADS
                                           -----------------------   -------------------
Calendar Periods                              High         Low        High        Low

 ---------------------------------------  -----------   ----------  ---------  ---------
1996 . . . . . . . . . . . . . . . . . .          605          491      39.25      30.00
1997 . . . . . . . . . . . . . . . . . .          648          507      42.88      33.50
1998 . . . . . . . . . . . . . . . . . .          716          428      48.25      28.50
1999 . . . . . . . . . . . . . . . . . .          630          344      39.63      22.75
2000 . . . . . . . . . . . . . . . . . .          700          391      43.13      24.50


1999
 First Quarter . . . . . . . . . . . . .          630          470      39.63      31.50
 Second Quarter  . . . . . . . . . . . .          590          423      37.63      27.06
 Third Quarter . . . . . . . . . . . . .          495          366      31.69      24.13
 Fourth Quarter  . . . . . . . . . . . .          465          344      29.88      22.75

2000
 First Quarter . . . . . . . . . . . . .          633          391      39.88      24.50
 Second Quarter  . . . . . . . . . . . .          575          426      35.00      25.06
 Third Quarter . . . . . . . . . . . . .          617          510      36.31      31.25
 Fourth Quarter  . . . . . . . . . . . .          700          508      43.13      29.43


End of the Month
February 2001 (through 21 February 2001)          670          613      39.74      36.20
January 2001 . . . . . . . . . . . . . .          700          626      42.63      36.75
December 2000. . . . . . . . . . . . . .          700          638      43.13      37.69
November 2000. . . . . . . . . . . . . .          689          630      39.75      35.88
October 2000 . . . . . . . . . . . . . .          637          508      37.38      29.43
September 2000 . . . . . . . . . . . . .          617          537      36.25      32.44
August 2000. . . . . . . . . . . . . . .          597          520      36.31      31.88

                                    ELSEVIER

 The Elsevier ordinary shares are quoted on Euronext Amsterdam N.V., the New York Stock Exchange and the London Stock Exchange. In addition Elsevier ordinary shares are quoted on the EBS stock exchange in Switzerland and are also traded on the Freiverkehrsmarkt in Frankfurt. Euronext Amsterdam N.V.is the principal trading market for Elsevier ordinary shares. Trading on the New York Stock Exchange is in the form of American Depositary Shares ("ADSs"), evidenced by American Depositary Receipts ("ADRs") issued by Citibank NA, as depositary. Each ADS represents two Elsevier ordinary shares.


 The table below sets forth, for the calendar quarters indicated, the high and low closing middle market quotations for the Elsevier Ordinary Shares on Euronext Amsterdam N.V.as derived from the Officiele Prijscourant of Euronext Amsterdam N.V and the high and low last reported sales prices in U.S. dollars for the Elsevier American Depositary Shares on the New York Stock Exchange, as derived from the New York Stock Exchange Composite Tape, and reported by Datastream International Ltd: From 4 January 1999, all market quotations on the Amsterdam Stock Exchange have been presented in euro. Quotations prior to 4 January 1999, have, for the convenience of the reader, been translated into euro at the Official Conversion Rate of Dfl2.20371 per 'E'1.00.



                                          'E' per ordinary share  U.S. dollars per ADS
                                           ---------------------   -------------------
Calendar Periods                             High        Low        High        Low
 ---------------------------------------  ----------  ----------  ---------  ---------

1996 . . . . . . . . . . . . . . . . . .       13.57        9.71      34.75      26.63
1997 . . . . . . . . . . . . . . . . . .       17.52       12.34      37.25      28.63
1998 . . . . . . . . . . . . . . . . . .       17.74       10.48      38.25      24.75
1999 . . . . . . . . . . . . . . . . . .       15.25        8.95      33.63      18.63
2000 . . . . . . . . . . . . . . . . . .       16.07        9.30      29.94      18.00

1999 . . . . . . . . . . . . . . . . . .
 First Quarter . . . . . . . . . . . . .       15.25       11.85      33.63      27.25
 Second Quarter  . . . . . . . . . . . .       14.25       11.25      31.00      23.38
 Third Quarter . . . . . . . . . . . . .       12.65        9.65      26.38      20.63
 Fourth Quarter  . . . . . . . . . . . .       11.86        8.95      23.88      18.63


2000
 First Quarter . . . . . . . . . . . . .       14.99        9.30      29.94      18.00
 Second Quarter  . . . . . . . . . . . .       12.69        9.90      24.69      18.19
 Third Quarter . . . . . . . . . . . . .       14.19       11.75      25.75      21.75
 Fourth Quarter  . . . . . . . . . . . .       16.07       12.22      29.44      20.88

End of the Month
February 2001 (through 21 February 2001)       14.80       13.76      27.95      25.57
January 2001 . . . . . . . . . . . . . .       15.66       14.05      29.44      26.38
December 2000. . . . . . . . . . . . . .       15.98       14.71      29.44      26.13
November 2000. . . . . . . . . . . . . .       16.07       14.53      27.44      25.19
October 2000 . . . . . . . . . . . . . .       15.05       12.22      25.81      20.88
September 2000 . . . . . . . . . . . . .       14.19       12.70      25.63      22.50
August 2000. . . . . . . . . . . . . . .       14.08       11.81      25.75      21.75


                         ITEM 10: ADDITIONAL INFORMATION

                     MEMORANDUM AND ARTICLES OF ASSOCIATION


REED INTERNATIONAL


 Set out below is information concerning Reed International's equity capital structure and related summary information concerning provisions of Reed International's memorandum and articles of association and applicable English law. Since it is a summary, it does not contain all the information that may be important to you, and the summary is qualified in its entirety by reference to the Companies Act and the Reed International memorandum and articles of association. For more complete information, you should read Reed International's articles of association. A copy of Reed International's articles of association has been filed as an exhibit to the annual report on Form 20-F -- see "Documents on display".

Objects clause


 Reed International is incorporated under the name "Reed International P.L.C." and is registered in England and Wales with registered number 77536. Reed International's memorandum of association provides that its objects include to carry on business as a holding company, to carry on business of publishers, producers, distributors, proprietors, wholesalers and retailers as well as carry on any other business which Reed International may judge capable of enhancing the value of its property or rights. The memorandum of association grants to Reed International a range of corporate capabilities to effect these objects.

Directors


 Interested Transaction. Under Reed International's articles of association, a director may not vote in respect of any proposal in which he or she, or any person connected with that director, has any material interest, except where that interest exists because of an interest in shares, debentures or other securities of, or otherwise in or through, Reed International. This is subject to exceptions relating to proposals:


 * indemnifying the director in respect of obligations incurred on behalf of Reed International;

 * indemnifying a third party in respect of obligations of Reed International for which the director has assumed responsibility under an indemnity or guarantee;


 * relating to an offer of securities in which the director will be interested as an underwriter;

 * concerning another body corporate in which the director is beneficially interested in less than 1% of the issued shares of any class of shares of such a body corporate;


 * relating to an employee benefit in which the director will share equally with other employees; and


 * relating to insurance that Reed International is empowered to purchase or maintain for the benefit of its directors or for persons who include its directors.

 Qualification   Shares.  Directors   are  not   required  to   hold   any  Reed
International shares by way of qualification.


 Appointment and retirement of Directors. A director is not required to retire upon attaining a particular age. At every annual general meeting of Reed International one-third of the directors must retire from office, but if any director has been in office for more than three years since his last appointment, he shall retire and if there is only one director subject to retirement by rotation, he shall retire. A director who retires at an annual general meeting may be re-appointed. For more information, see Item 6:
Directors, Senior Management and Employees.

Borrowing Powers


 The directors are empowered to exercise all the powers of Reed International to borrow money, subject to the limitation that the aggregate amount of all moneys borrowed by Reed International and its subsidiaries shall not exceed an amount equal to the higher of five thousand million pounds; and two and a half times Reed International's adjusted share capital and reserves, unless sanctioned by an ordinary resolution of Reed International.


 A resolution will be proposed at the forthcoming Annual General Meeting in April 2001 to increase the limit to the higher of eight thousand million pounds; and two and a half times Reed International's adjusted share capital and reserves.

Share Capital


 Reed International's authorised share capital is 'L'183,931,647. At 31 December 2000 it is comprised of 1,262,450,655 Reed International ordinary shares each with a nominal value of 12.5 pence and 209,002,521 Reed International unclassified shares each with a nominal value of 12.5 pence. As at 20 February 2001, 1,262,822,252 Reed International ordinary shares had been issued, all of which are fully paid.

 We may, subject to the Companies Act and shareholders pre-emption rights, allot shares for cash. We may disapply the pre-emption rights by special resolution.

Description of Reed International Ordinary Shares


 General. Reed International ordinary shares may be held in certificated or uncertificated form.

 Dividend Rights. Except in so far as the rights attached to any shares otherwise provide, the holders of the Reed International ordinary shares are entitled pro rata to the amounts paid up on such Reed International ordinary shares to the profits of Reed International available for dividend and resolved to be distributed. Reed International may, from time to time, by ordinary resolution, declare a dividend to be paid to shareholders, according to their rights and interests in the profits, and may fix the time for payment of such dividend. No larger dividend may be declared than is recommended by the directors, but Reed International may by ordinary resolution declare a smaller dividend. If the directors think that the position of Reed International justifies such payment, they may from time to time declare and pay interim dividends of such amounts and on such dates as they think fit. The directors also have the discretion to give shareholders the option to receive shares instead of a cash dividend.


 If a shareholder does not claim a dividend for 12 years, such shareholder forfeits it and it reverts to Reed International. No dividend payable in respect of a Reed International ordinary share will bear interest.

 Liquidation Rights. Upon any liquidation or winding up of Reed International, the surplus assets remaining after payment of all creditors shall be divided among the shareholders in proportion to the capital paid up on their holdings of Reed International ordinary shares.


 Further Capital Calls. A holder of Reed International ordinary shares may be required to make additional contributions of capital in respect of the Reed International ordinary shares in the future, subject to the terms of allotment, in respect of any moneys unpaid on their shares (whether in respect of nominal value or premium) but not otherwise.


 Notification of Interest in Reed International ordinary shares. Under Section 198 of the Companies Act, any person who acquires a material interest of 3% or more, or any interest of 10% or more, in the Reed International ordinary shares is obliged to notify Reed International in writing of the interest within two business days following the day on which such interest was acquired.

 In addition, under Section 212 of the Companies Act, Reed International may give written notice to any person whom Reed International knows or has reasonable cause to believe to be interested in Reed International shares requesting information regarding such person's beneficial interest. If the information is not provided or the directors believe the information provided is false or misleading, Reed International may restrict certain of such person's voting, dividend and transaction rights.


 Voting Rights and General Meetings. Under English law, there are two types of general meeting of shareholders, annual general meetings and extraordinary general meetings. A public company must hold an annual general meeting at least once in each year and not later than 15 months from the previous annual general meeting. Annual general meetings normally deal with matters such as the election of directors, appointment of statutory auditors, approval of the annual accounts and the directors' report and the declaration of dividends. Any other general meeting is known as an extraordinary general meeting.

 At a general meeting, a simple majority of the votes cast is sufficient to pass an ordinary resolution. A special resolution requires a majority of not less than 75% of the shareholders voting, and being entitled to do so, at the meeting in question. A small number of matters relating to variation of the rights attaching to different classes of shares and proceedings in a winding-up require the authority of an extraordinary resolution passed at a meeting of the relevant class which requires the same majority as a special resolution.


 Voting at any meeting of shareholders is by show of hands unless a poll, meaning a vote by the number of shares held rather than by a show of hands, is demanded. Subject to the restrictions referred to in the following paragraph, at a meeting of shareholders every Reed International ordinary shareholder present in person or, in the case of a corporation, by a duly authorised representative, shall have one vote on a show of hands. On a poll every Reed international ordinary shareholder present in person or by proxy or, in the case of a corporation, by a duly authorised representative, shall have one vote for every Reed International ordinary share held. A poll can be demanded by:


 *    the chairman of the meeting or any director present at the meeting;

 * not less than five shareholders present at the meeting in person or by proxy having the right to vote on the resolution;


 * a shareholder or shareholders present at the meeting in person or by proxy holding shares representing not less than 10% of the total voting rights of all shareholders having the right to vote on the resolution; or

 * a shareholder or shareholders present at the meeting in person or by proxy holding shares conferring the right to vote on the resolution on which an aggregate sum has been paid up equal to not less than 10% of the total sum paid up on all the shares conferring that right.

 A holder of shares shall not be entitled to be present, or to vote in respect of any shares, at any general meeting of shareholders:


 * if, in certain circumstances, Reed International has given notice to the holder requesting details of the beneficial ownership of the shares registered in the relevant holder's name and, inter alia, the required details have not been supplied to Reed International within 28 days from the date of any such notice; or

 * if and for so long as the holder is in default in payment of any call or other sum for the time being due and payable by him on such shares or any interest or expenses (if any) payable in connection therewith.


 There are no limitations imposed by English law or Reed International's memorandum and articles of association on the right of non-residents or foreign persons to hold or vote Reed International ordinary shares, other than the limitations that would generally apply to all Reed International ordinary shareholders.

 Transfer of Shares. The instrument of transfer of a Reed International ordinary share must be in writing and in the usual common form or in any other form which the directors approve. An instrument of transfer must be executed by or on behalf of the transferor and, unless the Reed International ordinary share is fully paid, by or on behalf of the transferee. The directors may, in their absolute discretion without giving any reason therefor, refuse to register the transfer of a Reed International ordinary share which is not fully paid or on which Reed International has a lien. The registration of transfers of Reed International ordinary shares or of any class of shares may be suspended at such times and for such periods as the directors may from time to time determine up to a maximum of 30 days in any year.


 Issue of Additional Shares. By virtue of Section 80 of the Companies Act, the directors may not, subject to limited exceptions in respect of employee share schemes, exercise any power to issue Reed International ordinary shares or grant any rights to subscribe for or to convert other securities into Reed international ordinary shares unless they have been authorised to do so by shareholders in general meeting. Any such authority must state the maximum amount of Reed International ordinary shares which may be issued under it and the date on which it will expire, which must not be more than five years from the date the resolution giving the authority is passed. Such authority is usually renewed by Reed International yearly at the annual general meeting.


 If Reed International ordinary shares are to be issued for cash, Section 89 of the Companies Act requires, subject to limited exceptions in respect of employee share schemes, that such Reed International ordinary shares first be offered to existing shareholders in proportion to their respective shareholdings. However,
Section 95 of the Companies Act provides that in certain circumstances, the directors of a company may, by special resolution of the company's shareholders in general meeting, be given power to issue shares as if Section 89 of the Companies Act did not apply.

 Subject to applicable law, the directors of Reed International have the discretion to:


 * allot, grant options over or otherwise dispose of unissued ordinary shares to such persons as they think fit; and

 * issue with such rights and privileges and to such restrictions as they may determine.


 Purchase of own shares. Subject to the Companies Act, we may purchase any of our own share of any class. Any contract that we enter for the purchase of our own shares will be authorised by resolution, if required by the Companies Act, and by an extraordinary resolution passed at a separate general meeting of each class of holders (if any) entitled to convert their shares into equity share capital.


 Registrar and Transfer Agent. The registrar and transfer agent for the Reed International ordinary shares is Computershare PLC, PO Box 82. The Pavilions, Bridgwater Road, Bristol, BS99 7NH, England.

Preference Shares


 Subject to the restrictions contained in Reed International's articles of association, Reed International has the power to create and issue preference shares. At the moment there are no such preference shares outstanding.

ELSEVIER


 Set out below is certain information concerning Elsevier's exi sting equity capital structure and related summary information concerning certain provisions of Elsevier's articles of association and applicable Dutch law. Since it is a summary, it does not contain all the information that may be important to you, and the summary is qualified in its entirety by reference to Dutch law and the articles of association of Elsevier. A copy of Elsevier's articles of association has been filed as an exhibit to the annual report on Form 20-F -- see "Documents on Display".


Objects Clause

 Elsevier is incorporated under the name "Elsevier NV". Elsevier's articles of association provides that its objects are to participate in and to administer, manage and finance companies, as well as to render services to enterprises, in particular insofar as these enterprises are carried out by Reed Elsevier plc and Elsevier Finance B.V. The memorandum of association grants to Elsevier a range of corporate capabilities to effect these objects.

Directors


 Appointment and Retirement of Directors. Directors are appointed by the shareholder's body. A director is not required to retire upon attaining a particular age. Directors retire periodically in accordance with a rotation plan drawn up by the combined board. If any director has been in office for more than three years since his last appointment, he shall retire at the next annual general meeting. For more detailed information, see Item 6: Directors, Senior Employees and Employees.

Share capital


 Elsevier's authorised share capital is EUR 144,000,000. At 31 December 2000 it is comprised of 2,100,000,000 Elsevier ordinary shares with a nominal value of Euro 0.06 each, of which 735,717,794 were issued and outstanding, and 30,000,000 Elsevier R-Shares with a par value of Euro 0.60 each, of which 4,049,951 were issued and outstanding. As at 20 February 2001, 736,048,806 Elsevier Ordinary Shares and 4,049,951 Elsevier R-Shares had been issued, all of which are fully paid.

 The Elsevier R-Shares which are issued and outstanding were issued in connection with the formation of Reed Elsevier on 1 January 1993 and are indirectly held by Reed International. Each Elsevier R-Share is convertible at the option of the holder into ten Elsevier ordinary shares. At each time one or more of the Elsevier R-Shares are converted into Elsevier ordinary shares, the number of Elsevier ordinary shares of the authorised capital shall be increased by ten times the number of converted Elsevier R-Shares. At the same time, the number of Elsevier R-Shares of the authorised capital will be decreased by the number of shares converted.


 Each holder of Ordinary Shares and each holder of R-Shares has pre-emptive rights in proportion to the aggregate nominal value of the shares. Pre-emptive rights may be restricted or excluded by a resolution of the shareholders' body.


 Subject to renewal of the authority to allot shares at the forthcoming Annual General Meeting, the boards of Elsevier intend to allot an additional 629,298 R-Shares to Reed Holding BV so as to maintain Reed International's 5.8% indirect equity interest in Elsevier.

Description of Elsevier Ordinary Shares


Dividend Rights

 Holders of Elsevier Ordinary and R-Shares are entitled to distribution of profits only in so far as the equity of Elsevier exceeds the sum of the paid up issued share capital and the statutory reserves.


 Each year the combined board will determine the amount of Elsevier's profits to be reserved. Elsevier will distribute the remaining profits to the holders of the Elsevier ordinary shares and the Elsevier R-Shares in proportion to the nominal amount of each share, except that the combined board may resolve to pay a lower dividend on each Elsevier R-Share provided that the dividend out of Elsevier's profits to be paid on each Elsevier R-Share shall be no less than 1% of the nominal amount of each Elsevier R-Share. Elsevier may pay dividends after approval of the annual accounts by the general meeting of shareholders from which it appears that payment of the dividends is permitted.


 At the proposal of the combined board, the general meeting of shareholders may resolve to distribute dividends to holders of shares in the form of new shares.

 The combined board may in the course of the financial year declare an interim dividend provided that the equity of Elsevier exceeds the sum of the paid up issued share capital and the statutory reserves. Also, the combined board may, under certain conditions, resolve that payments to shareholders be made out of one or more reserves provided that the amount to be paid on each Elsevier R-Share shall in that case be no less than 1% of the nominal amount of each Elsevier R-Share.


 If a shareholder does not claim a dividend for five years, such shareholder forfeits it and it reverts to Elsevier.

Liquidation Rights


 Upon any liquidation or winding up of Elsevier, the surplus assets remaining after payment of all creditors shall be divided among the holders of the Elsevier ordinary shares and the Elsevier R-Shares in proportion to the nominal amount of their shareholdings.


Notification of Interest in Elsevier Ordinary Shares

 The Netherlands Control of Listed Companies Disclosure Act of 1996 (called the "Wet melding zeggenschap in ter beurze genoteerde vennootschappen 1996"), applies to any person who, as a result of an acquisition or disposal, holds 5% or more of the percentage of voting rights or capital interest held in Elsevier. Any such person must notify Elsevier as well as the Securities Board of The Netherlands (called the "Stichting Toezicht Effectenverkeer") in writing immediately after the acquisition or disposal of the triggering interest in the shares.


 After receipt of the notification, the information as notified, will be published by the Securities Board within nine (9) days by means of an advertisement in a newspaper or newspapers distributed in the member states of the European Economic Area (including the EU) in which Elsevier is listed on a stock exchange. If a person does not comply with these requirements, a civil court can issued orders against that person.

Voting Rights and General Meetings


 Before the end of June every year, Elsevier must hold an annual general meeting at which matters such as the approval of the annual accounts and any proposed appointment of supervisory board members are considered. The Elsevier executive board or the supervisory board of Elsevier may convene shareholder meetings of Elsevier in addition to the annual general meeting. Also, a meeting may be convened if demanded by the shareholders of no less than 10% of the issued capital by obtaining an order of the President of the competent District Court in The Netherlands. General meetings of shareholders of Elsevier must be held in Amsterdam or Rotterdam. Notice for general meetings must be given by the supervisory board or the executive board of Elsevier not later than on the fifteenth day prior to the day of the meeting.

 The executive board or the supervisory board of Elsevier shall convene the meetings of holders of Elsevier ordinary shares. Elsevier must give notice of such meeting no later than on the fifteenth day before the day of the meeting.


 Generally, the rights of holders of Elsevier ordinary shares may be modified by amendment to the articles of association of Elsevier upon resolution of the general meeting of shareholders, unless specifically provided otherwise under Netherlands law or Elsevier's articles of association. Unless the combined board proposes to amend Elsevier's articles of association, the resolution to amend Elsevier's articles of association requires a majority of two-thirds of the votes cast in a meeting in which at least half to the issued share capital is represented.

 Unless Netherlands law or the articles of association of Elsevier provide for a greater majority, all resolutions will pass by an absolute majority of the votes cast.


 Each Elsevier ordinary share holder has the right to cast one vote per share at a general meeting of shareholders. Each Elsevier R-Share holder has the right to cast ten votes per share at a general meeting of shareholders. To be able to exercise their rights at a general meeting, holders of registered shares must give written notice of their intention to attend the meeting to the Elsevier executive board. Such notice must be received no later than the seventh day before the meeting. Holders of bearer shares must lodge their share certificates at the place stated in the notice of the meeting, but no later than such date. Each shareholder may appoint a proxy in writing.


Form and Transfer of Shares

 Elsevier ordinary shares may be issued in registered or bearer form at the election of the holder and Elsevier ordinary shares of one form may be exchanged for Elsevier ordinary shares of the other form at the request of the holder. Elsevier ordinary shares in bearer form will be available as CF- certificates without separate dividend coupons, which will be held permanently in the custody of a custodian appointed by the executive board of Elsevier. Share certificates will not be made available for Elsevier's ordinary shares in registered form.


 Bearer shares are transferred by surrendering the certificate unless the shares have been deposited with the NECIGEF Central Clearing House Organisation in The Netherlands (the "Necigef System"). In that case, Dutch rules governing the transfer of shares by giro apply. Most of the Bearer Elsevier ordinary shares are transferred through the Necigef System.

 Any transfer of Elsevier ordinary shares in registered form requires a notarial deed of transfer and, unless Elsevier itself is a party to the transfer, the written acknowledgement by Elsevier of the transfer. The acknowledgement shall be made in the instrument of transfer or by a dated statement on the instrument of transfer or on a copy or extract thereof, mentioning the acknowledgement, which must be signed as a true copy by a Dutch civil law notary or the transferor.


Issue of Additional Shares


 Additional shares may be issued by Elsevier upon resolution of a general meeting of shareholders, or resolution of another designated body of Elsevier if the general meeting has conferred this power on such other body. The appointment of the combined board as the body to issue shares may be extended by the articles of association of Elsevier or by a resolution of the general meeting of shareholders each time for not more than five years.

 A resolution of the general meeting of shareholders to issue shares or to confer the power to issue shares on another designated body, can only be adopted in relation to authorised but unissued shares, and can only be adopted at the proposal of the combined board.


 Elsevier is not entitled to subscribe for its own shares. Furthermore, shares in the capital of Elsevier may not be subscribed for the account of a subsidiary company.

Repurchase by Elsevier of Its Own Shares


 Subject to certain restrictions under Netherlands law and Elsevier's articles of association, Elsevier is entitled to repurchase up to a maximum of 10% of its issued fully paid up shares outstanding. Such purchase may be made only upon authorisation of the shareholders' meeting which authorisation is valid for a maximum of eighteen months from the date of such authorisation and must include the number of shares to be acquired, the way in which they may be acquired, and the limits on the purchase price. Elsevier's right to repurchase the Elsevier ordinary shares, and any restrictions on such right, are unaffected by whether there is an arrearage in the payment of dividends.

                               MATERIAL CONTRACTS


 This section provides a summary of all material contracts to which we are a party and that have been entered into during the two immediately preceding financial years. The full text of the agreements discussed below is available as exhibits to our Registration Statement filed on Form F-3, Registration number 333-19226, filed with the SEC on 30 November 2000.

 On 27 October 2000 Reed Elsevier Inc. and REH Mergersub Inc. entered into an Agreement and Plan of Merger with Harcourt. Under the agreement, a cash tender offer of $59 per share of common stock, or share equivalent, was made for the entire issued share capital of Harcourt for a net cost of approximately $4.45 billion.


 As a condition and inducement to entering into the Agreement and Plan of Merger with Harcourt, Reed Elsevier Inc. and REH Mergersub Inc. and certain significant stockholders of Harcourt, entered into a Stockholder Agreement, also dated 27 October 2000, in which stockholders agreed to tender their shares in the above offer and to support the offer.

 On 27 October 2000, Reed Elsevier Inc. entered into a Sale and Purchase Agreement with The Thomson Corporation. The agreement was for the on-sale of Harcourt's higher education business and its corporate and professional services businesses other than its educational and clinical testing businesses. The on-sale of these businesses was for pre-tax proceeds of approximately $2.06 billion. The on-sale to The Thomson Corporation is subject to regulatory approvals, which may require some divestment of assets or other behavioural undertakings.


                                EXCHANGE CONTROLS


 There are currently no U.K. or Dutch decrees or regulations restricting the import or export of capital or affecting the remittance of dividends or other payments to holders of, respectively, Reed International ordinary shares who are non-residents of the United Kingdom and Elsevier ordinary shares who are non-residents of the Netherlands.

 There are no limitations relating only to non-residents of the United Kingdom under U.K. law or Reed International's Memorandum and Articles of Association or on the right to be a holder of, and to vote, Reed International ordinary shares, or to non-residents of the Netherlands under Dutch law or Elsevier's Articles of Association on the right to be a holder of, and to vote, Elsevier ordinary shares.

                                    TAXATION

 The following discussion is a summary under present law of the material U.K. income, Dutch income and U.S. federal income tax considerations relevant to the purchase, ownership and disposition of Reed International ordinary shares or ADSs and Elsevier ordinary shares or ADSs. This discussion applies to you only if you are a U.S. holder, you hold your ordinary shares or ADSs as capital assets and you use the U.S. dollar as your functional currency. It does not address the tax treatment of U.S. holders subject to special rules, such as banks, dealers, insurance companies, tax-exempt entities, holders of 10% or more of Reed International or Elsevier voting shares, persons holding ordinary shares or ADSs as part of a hedging, straddle, conversion or constructive sale transaction, persons that are resident or ordinarily resident in the United Kingdom (or who have ceased to be resident since 17 March 1998) and persons that are resident in The Netherlands. The summary also does not discuss the tax laws of particular states or localities in the United States.


 This summary does not consider your particular circumstances. It is not a substitute for tax advice. We urge you to consult your own tax advisors about the income tax consequences to you in light of your particular circumstances of purchasing, holding and disposing of ordinary shares or ADSs.


 As used in this discussion, "U.S. holder" means a beneficial owner of ordinary shares or ADSs that is (i) a U.S. citizen or resident, (ii) a corporation, partnership or other business entity created or organized under the laws of the United States or any constituent jurisdiction, (iii) a trust subject to the control of a U.S. person and the primary supervision of a U.S. court or (iv) an estate the income of which is subject to U.S. federal income taxation regardless of its source.

U.K. Taxation


Dividends

 Under current U.K. taxation legislation, no tax is required to be withheld at source from dividends paid on the Reed International ordinary shares or ADSs. See "U.S. Federal Income Taxation---Dividends ".


Capital Gains


 You will not be liable for U.K. taxation on capital gains realized on the disposal of your Reed International ordinary shares or ADSs unless at the time of the disposal you carry on a trade, profession or vocation in the United Kingdom through a branch or agency and such ordinary shares or ADSs are or have been used, held or acquired for the purposes of such trade, profession, vocation, branch or agency.

U.K. Stamp Duty and Stamp Duty Reserve Tax


 U.K. stamp duty reserve tax ("SDRT") or U.K. stamp duty is payable upon the transfer or issue of Reed International ordinary shares to the Depositary in exchange for Reed International ADSs evidenced by ADRs. For this purpose, the current rate of stamp duty and SDRT is 1.5% applied, in each case, to the amount or value of the consideration or, in some circumstances, to the value of the ordinary shares.

 Provided that the instrument of transfer is not executed in the United Kingdom and remains outside the United Kingdom, no U.K. stamp duty will be payable on the acquisition or subsequent transfer of Reed International ADRs. Agreement to transfer Reed International ADRs will not give rise to a liability to SDRT.


 A transfer of Reed International ordinary shares by the Depositary to an ADR holder where there is no transfer of beneficial ownership will give rise to U.K. stamp duty at the rate of 'L'5.00 per transfer.


 Purchases of Reed International ordinary shares, as opposed to ADRs, will give rise to U.K. stamp duty or SDRT at the time of transfer or agreement to transfer, normally at the rate of 0.5% of the amount payable for the ordinary shares. SDRT and U.K. stamp duty are usually paid by the purchaser. If the ordinary shares are later transferred to the Depositary, additional U.K. stamp duty or SDRT will normally be payable as described above.

Dutch Taxation


Withholding tax

 Dividends distributed to you by Elsevier normally are subject to a withholding tax imposed by The Netherlands at a rate of 25%. Under the U.S.-Netherlands income tax treaty, the rate of Dutch withholding tax on dividends distributed to you can be reduced from 25% to 15%. Dividends include, among other things, stock dividends unless the dividend is distributed out of recognized paid-in share premium for Dutch tax purposes.


 You can claim the benefits of the reduced U.S.-Netherlands income tax treaty withholding rate by submitting a Form IB 92 U.S.A. that includes an affidavit of a financial institution (typically the entity that holds the Elsevier ordinary shares or ADSs for you as custodian). If Elsevier receives the required documentation before the relevant dividend payment date, it may apply the reduced withholding rate at the source. If you fail to satisfy these requirements, you can claim a refund of the excess amount withheld by filing Form IB 92 U.S.A. with the Dutch tax authorities within 3 years after the calendar year in which the withholding tax was levied and describing the circumstances that prevented you from claiming withholding tax relief at the source.

Taxation of dividends and capital gains


 You will not be subject to any Dutch taxes on dividends distributed by Elsevier (other than the withholding tax described above) or any capital gain realized on the disposal of Elsevier ordinary shares or ADSs provided that (i) the Elsevier ordinary shares or ADSs are not attributable to an enterprise or an interest in an enterprise that you carry on, in whole or part through a permanent establishment or a permanent representative in the Netherlands and (ii) you do not have a substantial interest or a deemed substantial interest in Elsevier (generally, 5% or more of either the total issued and outstanding capital or the issued and outstanding capital of any class of shares) or, if you have such an interest, it forms part of the assets of an enterprise.

U.S. Federal Income Taxation


 Holders of the ADSs generally will be treated for U.S. federal income tax purposes as owners of the ordinary shares represented by the ADSs.

Dividends


 Dividends on Reed International ordinary shares or ADSs or Elsevier ordinary shares or ADSs (including any Dutch tax withheld) will generally be included in your gross income as ordinary income from foreign sources. The dollar amount recognized on receiving a dividend in pounds sterling or euros will be based on the exchange rate in effect on the date the depositary receives the dividend, whether or not the payment is converted into U.S. dollars at that time. Any gain or loss recognized on a subsequent conversion of pounds sterling or euros for a different amount will be U.S. source ordinary income or loss. Dividends received will not be eligible for the dividends-received deduction available to corporations.


 If you hold Reed International ordinary shares or ADSs and you are eligible for benefits under the U.K.-U.S. income tax treaty, you may be entitled to a foreign tax credit for U.K. withholding tax. The amount of the withholding tax equals the tax credit payment that you are entitled to receive from the U.K. Inland Revenue. At current rates, a dividend of 'L'90 entitles you to a payment of 'L'10 offset by a U.K. withholding tax of 'L'10. Because the tax credit payment and the withholding tax offset each other, the U.K. Inland Revenue neither makes the payment nor collects the tax. The offsetting payments nevertheless have U.S. tax significance. If you elect the benefits of the U.K.- U.S. income tax treaty and you include the tax credit payment in your income, you can claim a foreign tax credit for the U.K. withholding tax (subject to otherwise applicable limitations on foreign tax credit claims). To make the election, you must file a completed U.S. Internal Revenue Service ( "IRS ") Form 8833 with your U.S. federal income tax return for the relevant year. A U.S. partnership is entitled to benefits under the U.K.-U.S. income tax treaty only with respect to income allocated to partners who are so entitled. The U.K.-U.S. income tax treaty is being renegotiated, and a new or modified treaty is likely to alter the treatment of dividends.

 If you hold Elsevier ordinary shares or ADSs and are eligible to claim benefits under the U.S.-Netherlands income tax treaty, you may claim a reduced rate of Dutch dividend withholding tax equal to 15%. Subject to generally applicable limitations, you can claim a deduction or a foreign tax credit only for Dutch tax withheld at the rate provided under the U.S.-Netherlands income tax treaty.


Dispositions

 You will recognize capital gain or loss on the sale or other disposition of ordinary shares or ADSs in an amount equal to the difference between your basis in the ordinary shares or ADSs and the amount realized. The gain or loss will be capital gain or loss. It will be long-term capital gain or loss if you have held the ordinary shares or ADSs for more than one year at the time of sale or other disposition. Deductions for capital losses are subject to limitations.


 If you receive pounds sterling or euros on the sale or other disposition of our ordinary shares or ADSs, you will realize an amount equal to the U.S. dollar value of the pounds sterling or euros on the date of sale or other disposition (or in the case of cash basis and electing accrual basis taxpayers, the settlement date). You will have a tax basis in the pounds sterling or the euros you receive equal to the U.S. dollar amount received. Any gain or loss realized by a U.S. holder on a subsequent conversion of pounds sterling or euros into U.S. dollars will be U.S. source ordinary income or loss.


Information Reporting and Backup Withholding

 Dividends from ordinary shares or ADSs and proceeds from the sale of the ordinary shares or ADSs may be reported to the IRS, and a 31% backup withholding tax may apply to such amounts unless the shareholder (i) is a corporation, (ii) provides an accurate taxpayer identification number (in the case of a U.S. holder) or a properly executed IRS Form W-8BEN (in the case of other shareholders) or (iii) otherwise establishes a basis for exemption. The amount of any backup withholding tax will be allowed as a credit against the holder's U.S. federal income tax liability.


                              DOCUMENTS ON DISPLAY

 It is possible to read and copy documents referred to in this annual report that have been filed with the SEC at the SEC's public reference room located at 450 Fifth Street, NW, Washington, DC, 20549. Please call the SEC ast 1-800-SEC-0330 for further information on the public reference rooms and their copy charges.

       ITEM 11: QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

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


 Reed Elsevier seeks to limit these risks by means of financial instruments, including interest rate swaps, interest rate options, forward rate agreements and forward foreign exchange contracts. Reed Elsevier only enters into financial instruments to hedge (or reduce) the underlying risks described above, and therefore has no net market risk on financial instruments held at the end of the year. Reed Elsevier does, however, have a credit risk from the potential non-performance by the counterparties to these financial instruments, which are unsecured. The amount of this credit risk is normally restricted to the amount of the hedge gain and not the principal amount being hedged. This credit risk is controlled by means of regular credit reviews of these counterparties and of the amounts outstanding with each of them. Reed Elsevier does not expect non-performance by the counterparties, which are principally licensed commercial banks and investment banks with strong long term credit ratings.


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

 Forward swaps and forward rate agreements are entered into to hedge interest rate exposures known to arise at a future date. These exposures may include new borrowings or cash deposits and short-term investments to be entered into at a future date or future rollovers of existing borrowings or cash deposits and short-term investments. Interest exposure arises on future new and rollover borrowings, cash deposits and short-term investments because interest rates can fluctuate between the time a decision is made to enter into such transactions and the time those transactions are actually entered into. The business purpose of forward swaps and forward rate agreements is to fix the interest cost on future borrowings or interest return on cash investments at the time it is known such a transaction will be entered into. The fixed interest rate, the floating rate index (if applicable) and the time period covered by forward swaps and forward rate agreements are known at the time the agreements are entered into. The use of forward swaps and forward rate agreements is limited to hedging activities; consequently no trading position results from their use. The impact of forward swaps and forward rate agreements is the same as interest rate swaps. Similarly, Reed Elsevier utilises forward foreign exchange contracts to hedge the effects of exchange rate movements on its foreign currency turnover and operating costs.


 Interest rate options protect against fluctuating interest rates by enabling Reed Elsevier to fix the interest rate on a notional principal amount of borrowings or cash (in a similar manner to interest rate swaps and forward rate agreements) whilst at the same time allowing Reed Elsevier to improve the fixed rate if the market moves in a certain way. Reed Elsevier uses interest rate options from time to time when it expects interest rates to move in its favour but it is deemed imprudent to leave the interest rate risk completely unhedged. In such cases, Reed Elsevier may use an option to lock in at certain rates whilst at the same time maintaining some freedom to benefit if rates move as it expects.

 Financial instruments are utilised to hedge (or reduce) the risks of interest rate or exchange rate movements and are not entered into unless such risks exist. Financial instruments utilised, while appropriate for hedging a particular kind of risk, are not considered specialised or high-risk and are generally available from numerous sources.


 The following analysis sets out the sensitivity of the fair value of Reed Elsevier's financial instruments to selected changes in interest rates and exchange rates. the range of changes represents Reed Elsevier's view of the changes that are reasonably possible over a one year period. Fair values represent the present value of forecast future cash flows at the assumed market rates.


 The market values for interest rate and foreign currency risks are calculated by the use of an "off the shelf" software model which utilises standard pricing models to determine the present value of the instruments based on the market conditions being variously interest rates and spot and forward exchange rates, as of the valuation date.

 Reed Elsevier's use of financial instruments and its accounting policies for financial instruments are described more fully in Note 2 and Note 24 to the combined financial statements.

(a)   Interest Rate Risk

 The following sensitivity analysis assumes an immediate 100 basis point change in interest rates for all currencies and maturities from their levels at 31 December 2000, with all other variables held constant.



                                                    Market Value Change
                                                 Favourable/(Unfavourable)
                                            Fair Value
                                            31 December  +100 basis -100 basis
Financial Instrument                           2000        points     points
 -----------------------------------------   ----------   ---------  ---------
                                                     (in 'L' millions)

Long term debt (including current portion)         (623)         35        (40)
Short term debt. . . . . . . . . . . . . .       (1,389)          1         (1)
Cash and short term investments. . . . . .        1,597           1         (1)
Interest rate swaps. . . . . . . . . . . .          (49)         50        (54)
Interest rate options. . . . . . . . . . .          (17)         22        (25)
Forward rate agreements. . . . . . . . . .           (1)          2         (2)

<ATA100>basis point change in interest rates would not result in a material change to the fair value of other financial instruments such as foreign exchange options, cash, investments or other financial assets and liabilities.


 The substantial majority of borrowings are either fixed rate or have been fixed through the use of interest rate swaps. In addition, a significant proportion of cash and short term investments is hedged throughout 2001. A 100 basis point reduction in interest rates would result in a decrease in net interest expense of 'L'5 million, based on the composition of financial instruments including cash, short term investments, bank loans and commercial paper borrowings at 31
December 2000. A 100 basis points rise in interest rates would increase net interest expense by 'L'5 million.


(b)   Foreign Currency Exchange Rate Risks

 The following sensitivity analysis assumes an immediate 10% change in all foreign currency exchange rates against sterling from their levels at 31
December 2000, with all other variables held constant. A +10% change indicates a strengthening of the currency against sterling and a --10% change indicates a weakening of the currency against sterling.




                                               Market Value Change
                                            Favourable/(Unfavourable)
                                             Fair Value
                                            31 December
Financial Instrument                            2000      +10%  -10%
 -----------------------------------------   -----------  ----   ----
                                                (in 'L' millions)

Long term debt (including current portion)          (623)  (72)    50
Short term debt. . . . . . . . . . . . . .        (1,389) (141)   134
Cash and short term investments. . . . . .         1,597   115    (86)
Interest rate swaps. . . . . . . . . . . .           (49)   (2)     2
Interest rate options. . . . . . . . . . .           (17)   (6)     5
Forward foreign currency contracts . . . .           (38)    1     (1)
Foreign exchange options . . . . . . . . .            (1)  ---      3
Other financial assets . . . . . . . . . .           100     8     (8)
Other financial liabilities. . . . . . . .          (120)  (11)    11

 A 10% change in foreign currency exchange rates would not have a material change to the fair value of other financial instruments such as forward rate agreements.

                                    PART III

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

                   ITEM 19: FINANCIAL STATEMENTS AND EXHIBITS

(a)   Financial Statements filed as part of this annual report


 The following financial statements and related schedules, together with reports of independent accountants thereon, are filed as part of this annual report:



                                                                                                Page
                                                                                                ----

Index to Financial Statements. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . F-1
Reed Elsevier Combined Financial Statements. . . . . . . . . . . . . . . . . . . . . . . . . . . F-2
 Report of Independent Accountants . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . F-3
 Combined Profit and Loss Account for the year ended 31 December 2000. . . . . . . . . . . . . . F-4
 Combined Cash Flow Statement for the year ended 31 December 2000. . . . . . . . . . . . . . . . F-5
 Combined Balance Sheet as at 31 December 2000 . . . . . . . . . . . . . . . . . . . . . . . . . F-6
 Combined Statement of Total Recognised Gains and Losses for the year ended 31 December 2000 . . F-7
 Combined Shareholders' Funds Reconciliation for the year ended 31 December 2000 . . . . . . . . F-7
 Notes to the Combined Financial Statements. . . . . . . . . . . . . . . . . . . . . . . . . . . F-8
 Schedule II . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .F-39
Reed International P.L.C. Consolidated Financial Statements. . . . . . . . . . . . . . . . . . .F-40
 Report of Independent Accountants . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .F-41
 Consolidated Profit and Loss Account for the year ended 31 December 2000. . . . . . . . . . . .F-42
 Consolidated Cash Flow Statement for the year ended 31 December 2000. . . . . . . . . . . . . .F-43
 Consolidated Statement of Total Recognised Gains and Losses for the year ended 31 December 2000F-44
 Reconciliation of Shareholders' Funds for the year ended 31 December 2000 . . . . . . . . . . .F-44
 Consolidated Balance Sheet as at 31 December 2000 . . . . . . . . . . . . . . . . . . . . . . .F-45
 Notes to the Consolidated Financial Statements. . . . . . . . . . . . . . . . . . . . . . . . .F-46
Elsevier NV Financial Statements . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .F-57
 Report of Independent Accountants . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .F-58
 Profit and Loss Account for the year ended 31 December 2000 . . . . . . . . . . . . . . . . . .F-59
 Cash Flow Statement for the year ended 31 December 2000 . . . . . . . . . . . . . . . . . . . .F-60
 Balance Sheet as at 31 December 2000. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .F-61
 Notes to the Financial Statements . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .F-62
Glossary of Terms. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .F-69



(b)   Exhibits filed as part of this annual report

 3.1  Memorandum and Articles of Association of Reed International P.L.C.


 3.2  Memorandum and Articles of Association of Elsevier NV

 3.3 Governing Agreement (as amended) between Reed International P.L.C. and Elsevier NV


 10.1
      Agreement and Plan of Merger, date d 27 October 2000 among Reed Elsevier Inc., REH Mergersub Inc. and Harcourt General, Inc. (incorporated by reference in the Registration Statement on Form F-3 filed with the Securities and Exchange Commission on 29 September 2000)


 10.2
      Stockholder Agreement, dated 27 October 2000 among REH Mergersub Inc., Reed Elsevier Inc. and Stockholder (incorporated by reference in the Registration Statement on Form F-3 filed with the Securities and Exchange Commission on 29 September 2000)

 10Sale
   and Purchase Agreement, dated 27 October 2000, between Reed Elsevier Inc. and The Thomson Corporation (incorporated by reference in the Registration Statement on Form F-3 filed with the Securities and Exchange Commission on 29 September 2000)


 23.1
      Independent  Auditors'   Consent  --  Reed   Elsevier  Combined  Financial
      Statements

 23.2
      Independent Auditors' Consent -- Reed International P.L.C. Consolidated Financial Statements


 23.3
      Independent Auditors' Consent -- Elsevier NV Financial Statements


 The total amount of long term debt securities of Reed Elsevier authorised under any single instrument does not exceed 10% of the combined total assets of Reed Elsevier. The Registrants hereby agree to furnish to the Commission, upon its request, a copy of any instrument defining the rights of holders of long term debt of Reed Elsevier or any of the combined businesses for which consolidated or unconsolidated financial statements are required to be filed.

                                  REED ELSEVIER
                          COMBINED FINANCIAL STATEMENTS

                        REPORT OF INDEPENDENT ACCOUNTANTS

 To the Board of Directors and Shareholders of Reed International P.L.C. and to the members of the Supervisory and Executive Boards and the Shareholders of Elsevier NV.


 We have audited the accompanying combined balance sheets of Reed International P.L.C., Elsevier NV, Reed Elsevier plc and Elsevier Reed Finance BV and their respective subsidiaries (together "the combined businesses") as of 31 December 2000 and 1999, and the related combined profit and loss accounts and statements of total recognised gains and losses, changes in combined shareholders' funds and cash flows for the three years ended 31 December 2000. Our audits also included the financial statement schedule of 31 December 2000, 1999 and 1998 listed in the Index at Item 19. These combined financial statements and the related financial statement schedule are the responsibility of the management of Reed International P.L.C. and Elsevier NV. Our responsibility is to express an opinion on these combined financial statements and the related financial statement schedules based on our audits.


 We conducted our audits in accordance with auditing standards generally accepted in the United Kingdom, the Netherlands and the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

 In our opinion, such combined financial statements present fairly, in all material respects, the financial position of the combined businesses at 31 December 2000 and 1999 and the results of their operations and their cash flows for the three years ended 31 December 2000 in conformity with accounting principles generally accepted in the United Kingdom and the Netherlands (which differ in certain material respects from generally accepted accounting principles in the United States of America --- see note 30). Also, in our opinion, such financial statement schedule, when considered in relation to the related combined financial statements taken as a whole, presents fairly in all material respects the information set forth therein.




DELOITTE & TOUCHE                                              DELOITTE & TOUCHE
Chartered Accountants & Registered Auditors                          Accountants
London, England                                       Amsterdam, The Netherlands
21 February 2001                                                21 February 2001

                                  REED ELSEVIER
                        COMBINED PROFIT AND LOSS ACCOUNT
                       FOR THE YEAR ENDED 31 DECEMBER 2000



                                                                                    2000    1999    1998
                                                                             Note   'L'm    'L'm    'L'm
                                                                                   ------  ------  ------

Turnover
Including share of turnover of joint ventures. . . . . . . . . . . . . . .          3,836   3,464   3,271
Less: share of turnover of joint ventures. . . . . . . . . . . . . . . . .            (68)    (74)    (80)
                                                                                   ------  ------  -3,191
                                                                                3   3,768   3,390
 Continuing operations before acquisitions . . . . . . . . . . . . . . . .          3,589   3,390   3,163
 Acquisitions. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .            179     ---     ---
                                                                                    ---------------------
 Continuing operations . . . . . . . . . . . . . . . . . . . . . . . . . .          3,768   3,390   3,163
 Discontinued operations . . . . . . . . . . . . . . . . . . . . . . . . .            ---     ---      28
                                                                                   ------  ------  ------
Cost of sales. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      4  (1,332) (1,185) (1,092)
                                                                                   ------  ------  ------
Gross profit . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          2,436   2,205  (1,706)
Operating expenses . . . . . . . . . . . . . . . . . . . . . . . . . . . .      4  (2,239) (2,028)
 Before amortisation and exceptional items . . . . . . . . . . . . . . . .         (1,659) (1,420) (1,304)
 Amortisation of goodwill and intangible assets. . . . . . . . . . . . . .           (465)   (369)   (323)
 Exceptional items . . . . . . . . . . . . . . . . . . . . . . . . . . . .      8    (115)   (239)    (79)

                                                                                   ------  ------  ------
Operating profit (before joint ventures) . . . . . . . . . . . . . . . . .            197     177     393
 Continuing operations before acquisitions . . . . . . . . . . . . . . . .            282     177     394
 Acquisitions. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .            (85)    ---     ---
                                                                                    ---------------------
 Continuing operations . . . . . . . . . . . . . . . . . . . . . . . . . .            197     177     394
 Discontinued operations . . . . . . . . . . . . . . . . . . . . . . . . .            ---     ---      (1)
Share of operating profit of joint ventures. . . . . . . . . . . . . . . .             13       3       9
                                                                                   ------  ------  ------
Operating profit including joint ventures. . . . . . . . . . . . . . . . .   3, 7     210     180     402
Non operating exceptional items. . . . . . . . . . . . . . . . . . . . . .      8
Continuing  --net profit on sale of fixed asset investments and businesses             85       7     ---
       --merger expenses . . . . . . . . . . . . . . . . . . . . . . . . .            ---     ---     (10)
Discontinued-- net profit on sale of businesses. . . . . . . . . . . . . .            ---     ---     692
                                                                                   ------  ------  ------
Profit on ordinary activities before interest. . . . . . . . . . . . . . .            295     187   1,084
Net interest expense . . . . . . . . . . . . . . . . . . . . . . . . . . .      9    (103)    (82)    (40)
                                                                                   ------  ------  ------
Profit on ordinary activities before taxation. . . . . . . . . . . . . . .            192     105   1,044
Tax on profit on ordinary activities . . . . . . . . . . . . . . . . . . .     10    (159)   (167)   (271)
                                                                                   ------  ------  ------
Profit/(loss) on ordinary activities after taxation. . . . . . . . . . . .             33     (62)    773
Minority interests . . . . . . . . . . . . . . . . . . . . . . . . . . . .            ---      (1)     (1)
                                                                                   ------  ------  ------
Profit/(loss) attributable to parent companies' shareholders . . . . . . .     28      33     (63)    772
Ordinary dividends paid and proposed . . . . . . . . . . . . . . . . . . .     11    (245)   (234)   (349)
                                                                                   ------  ------  ------
Retained (loss)/profit taken to combined reserves. . . . . . . . . . . . .           (212)   (297)    423
                                                                                   ======  ======  ======

                                                                                     2000    1999    1998
                                                                             Note    'L'm    'L'm    'L'm
                                                                                   ------  ------  ------
Adjusted Figures
 Adjusted operating profit . . . . . . . . . . . . . . . . . . . . . . . .  3, 12     793     792     813
 Adjusted profit before tax. . . . . . . . . . . . . . . . . . . . . . . .     12     690     710     773
 Adjusted profit attributable to parent companies' shareholders. . . . . .     12     511     527     571
                                                                                   ======  ======  ======

 Adjusted figures, which exclude the amortisation of goodwill and intangible assets, exceptional items and related tax effects, are presented as additional performance measures; see note 1.







 The accompanying notes on pages F-8 to F-38 are an integral part of these combined financial statements

                                  REED ELSEVIER
                          COMBINED CASH FLOW STATEMENT
                       FOR THE YEAR ENDED 31 DECEMBER 2000



                                                                                   2000  1999   1998
                                                                           Note    'L'm  'L'm   'L'm
                                                                                  ------ ----  ------

Net cash inflow from operating activities before exceptional items. . . .     13     907  898     937
Payments relating to exceptional items charged to operating profit. . . .      8     (94)(138)   (258)
                                                                                  ------ ----  ------
Net cash inflow from operating activities . . . . . . . . . . . . . . . .            813  760     679
                                                                                  ------ ----  ------
Dividends received from joint ventures. . . . . . . . . . . . . . . . . .     17       6    4      11
                                                                                  ------ ----  ------
 Interest received  . . . . . . . . . . . . . . . . . . . . . . . . . . .             20   33      61
 Interest paid  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .           (124)(114)   (106)
                                                                                  ------ ----  ------
Returns on investments and servicing of finance . . . . . . . . . . . . .           (104) (81)    (45)
                                                                                  ------ ----  ------
Taxation (including 'L'31m (1999 'L'74m; 1998 'L'nil) exceptional inflow)           (110) (99)   (144)
                                                                                  ------ ----  ------
 Purchase of tangible fixed assets  . . . . . . . . . . . . . . . . . . .           (141)(137)   (151)
 Proceeds from sale of tangible fixed assets  . . . . . . . . . . . . . .              3   15      11
                                                                                  ------ ----  ------
Capital expenditure . . . . . . . . . . . . . . . . . . . . . . . . . . .           (138)(122)   (140)
                                                                                  ------ ----  ------
 Acquisitions . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     13    (914)(167) (1,243)
 Exceptional net proceeds from sale of fixed asset investments and
   businesses . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  8, 13     153    3     913
 Merger expenses  . . . . . . . . . . . . . . . . . . . . . . . . . . . .      8     ---  ---      (8)
                                                                                  ------ ----  ------
Acquisitions and disposals. . . . . . . . . . . . . . . . . . . . . . . .           (761)(164)   (338)
                                                                                  ------ ----  ------
Ordinary dividends paid to the shareholders of the parent companies . . .           (196)(339)   (362)
                                                                                  ------ ----  ------
Cash outflow before changes in short term investments and financing . . .           (490) (41)   (339)

(Increase)/decrease in short term investments . . . . . . . . . . . . . .     13  (1,137) 297      63
Financing . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     13   1,634 (197)    192
                                                                                  ------ ----  ------
Increase/(decrease) in cash . . . . . . . . . . . . . . . . . . . . . . .     13       7   59     (84)
                                                                                  ====== ====  ======

 Short term investments include deposits of under one year if the maturity or notice period exceeds 24 hours, commercial paper investments and interest bearing securities that can be realised without significant loss at short notice.



                                                2000  1999 1998
                                          Note  'L'm  'L'm 'L'm
                                                ----  ---- ----

Adjusted figures
 Adjusted operating cash flow. . . . . .    12   775   780  808
 Adjusted operating cash flow conversion         98%   98%  99%
                                                ====  ==== ====

 Reed Elsevier businesses focus on adjusted operating cash flow as the key cash flow measure. Adjusted operating cash flow is measured after dividends from joint ventures, tangible fixed asset spend and proceeds from the sale of fixed assets but before exceptional payments and proceeds. Adjusted operating cash flow conversion expresses adjusted operating cash flow as a percentage of adjusted operating profit; see note 1.






 The accompanying notes on pages F-8 to F-38 are an integral part of these combined financial statements

                                  REED ELSEVIER
                             COMBINED BALANCE SHEET
                             AS AT 31 DECEMBER 2000



                                                                 2000    1999
                                                          Note   'L'm    'L'm
                                                                ------  ------

Fixed assets
Goodwill and intangible assets . . . . . . . . . . . . .    15   4,127   3,400
Tangible fixed assets. . . . . . . . . . . . . . . . . .    16     416     386
Investments. . . . . . . . . . . . . . . . . . . . . . .    17     153     119
 Investments in joint ventures:

   Share of gross assets . . . . . . . . . . . . . . . .           137     136
   Share of gross liabilities. . . . . . . . . . . . . .           (65)    (47)
                                                                ------  ------
   Share of net assets . . . . . . . . . . . . . . . . .            72      89
 Other investments . . . . . . . . . . . . . . . . . . .            81      30
                                                                ------  ------
                                                                 4,696   3,905
                                                                ------  ------
Current assets
 Stocks. . . . . . . . . . . . . . . . . . . . . . . . .    18     114     113
 Debtors -- amounts falling due within one year. . . . .    19     860     666
 Debtors -- amounts falling due after more than one year    20     164     148
 Cash and short term investments . . . . . . . . . . . .    21   1,594     440
                                                                ------  ------
                                                                 2,732   1,367
Creditors: amounts falling due within one year . . . . .    22  (3,379) (2,676)
                                                                ------  ------
Net current liabilities. . . . . . . . . . . . . . . . .          (647) (1,309)
                                                                ------  ------
Total assets less current liabilities. . . . . . . . . .         4,049   2,596
Creditors: amounts falling due after more than one year     23    (873)   (620)
Provisions for liabilities and charges . . . . . . . . .    26    (128)   (113)
Minority interests . . . . . . . . . . . . . . . . . . .            (7)     (8)
                                                                ------  ------
Net assets . . . . . . . . . . . . . . . . . . . . . . .         3,041   1,855
                                                                ======  ======
Capital and reserves
Combined share capitals. . . . . . . . . . . . . . . . .           185     168
Combined share premium accounts. . . . . . . . . . . . .         1,621     341
Combined reserves. . . . . . . . . . . . . . . . . . . .         1,235   1,346
                                                                ------  ------
Combined shareholders' funds . . . . . . . . . . . . . .    28   3,041   1,855
                                                                ======  ======





 The accompanying notes on pages F-8 to F-38 are an integral part of these combined financial statements

                                  REED ELSEVIER
             COMBINED STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES
                       FOR THE YEAR ENDED 31 DECEMBER 2000



                                                              2000  1999 1998
                                                                 'L'm  'L'm 'L'm
                                                              ----  ---- ----

Profit/(loss) attributable to parent companies' shareholders    33   (63) 772
Exchange translation differences . . . . . . . . . . . . . .   113    17   (3)
                                                              ----  ---- ----
Total recognised gains and losses for the year . . . . . . .   146   (46) 769
                                                              ====  ==== ====


                   COMBINED SHAREHOLDERS' FUNDS RECONCILIATION
                       FOR THE YEAR ENDED 31 DECEMBER 2000



                                                                        2000   1999   1998
                                                                        'L'm   'L'm   'L'm
                                                                        -----  ----- -----

Profit/(loss) attributable to parent companies' shareholders . . . . .     33    (63)  772
Ordinary dividends paid and proposed . . . . . . . . . . . . . . . . .   (245)  (234) (349)
Issue of ordinary shares, net of expenses and less capital redemptions  1,285      5    18
Exchange translation differences . . . . . . . . . . . . . . . . . . .    113     17    (3)
                                                                        -----  ----- -----
Net increase/(decrease) in combined shareholders' funds. . . . . . . .  1,186   (275)  438
Combined shareholders' funds at 1 January. . . . . . . . . . . . . . .  1,855  2,130 1,692
                                                                        -----  ----- -----
Combined shareholders' funds at 31 December. . . . . . . . . . . . . .  3,041  1,855 2,130
                                                                        =====  ===== =====






 The accompanying notes on pages F-8 to F-38 are an integral part of these combined financial statements

                                  REED ELSEVIER


                   NOTES TO THE COMBINED FINANCIAL STATEMENTS


1.    Basis of preparation

 The equalisation agreement between Reed International and Elsevier has the effect that their shareholders can be regarded as having the interests of a single economic group. The Reed Elsevier combined financial statements ("the combined financial statements") represent the combined interests of both sets of shareholders and encompass the businesses of Reed Elsevier plc and Elsevier Reed Finance BV and their respective subsidiaries, associates and joint ventures, together with the parent companies, Reed International and Elsevier ("the combined businesses").


 These financial statements are presented under the historical cost convention and in accordance with applicable UK and Dutch Generally Accepted Accounting Principles ("GAAP"). These principles differ in certain significant respects from accounting principles generally accepted in the United States of America ("US GAAP"); see note 30.

 In addition to the figures required to be reported by accounting standards, adjusted profit and operating cash flow figures have been presented as additional performance measures. Adjusted profit is shown before the amortisation of goodwill and intangible assets and exceptional items. Adjusted operating cash flow is measured after dividends from joint ventures, tangible fixed asset spend and proceeds from the sale of fixed assets, but before exceptional payments and proceeds.


2.    Accounting policies


 The significant accounting policies adopted are as follows:

Investments


 Fixed asset investments in joint ventures and associates are accounted for under the gross equity and equity methods respectively. Other fixed asset investments are stated at cost, less provision, if appropriate, for any impairment in value. Short term investments are stated at the lower of cost and net realisable value.

Foreign exchange translation


 The combined financial statements are presented in pounds sterling.


 Balance sheet items are translated at year end exchange rates and profit and loss account items are translated at average exchange rates. Exchange translation differences on foreign equity investments and the related foreign currency net borrowings and differences between balance sheet and profit and loss account rates are taken to reserves.

 Transactions entered into in foreign currencies are recorded at the exchange rates applicable at the time of the transaction. The results of hedging transactions for profit and loss amounts in foreign currency are accounted for in the profit and loss account to match the underlying transaction.


Goodwill and intangible assets

 On the acquisition of a subsidiary, associate, joint venture or business, the purchase consideration is allocated between the underlying net tangible and intangible assets on a fair value basis, with any excess purchase consideration representing goodwill.


 In accordance with FRS10: Goodwill and Intangible Assets, acquired goodwill and intangible assets are capitalised and amortised systematically over their estimated useful lives up to a maximum period of 20 years, subject to impairment review.


 Intangible assets comprise publishing rights and titles, databases, exhibition rights and other intangible assets, which are stated at fair value on acquisition and are not subsequently revalued.

Tangible fixed assets


 Tangible fixed assets are stated in the balance sheet at cost less accumulated depreciation. No depreciation is provided on freehold land.

 Freehold buildings and long leases are depreciated over their estimated useful lives. Plant and equipment is depreciated on a straight line basis at rates from 5%--33%. Short leases are written off over the duration of the lease.


Finance leases


 Assets held under leases which confer rights and obligations similar to those attaching to owned assets are capitalised as tangible fixed assets and the corresponding liability to pay rentals is shown net of interest in the accounts as obligations under finance leases. The capitalised values of the assets are written off on a straight line basis over the shorter of the periods of the leases or the useful lives of the assets concerned. The interest element of the lease payments is allocated so as to produce a constant periodic rate of charge.

Operating leases


 Operating lease rentals are charged to the profit and loss account on a straight line basis over the period of the leases.

Stocks


 Stocks and work in progress are stated at the lower of cost, including appropriate attributable overheads, and estimated net realisable value.


Financial instruments

 Payments and receipts on interest rate hedges are accounted for on an accruals basis over the lives of the hedges and included respectively within interest payable and interest receivable in the profit and loss account. Gains and losses on foreign exchange hedges, other than in relation to net currency borrowings hedging equity investments, are recognised in the profit and loss account on maturity of the underlying transaction. Gains and losses on net currency borrowings hedging equity investments are taken to reserves. Gains and losses arising on hedging instruments that are closed out due to the cessation of the underlying exposure are taken directly to the profit and loss account.


 Currency swap agreements are valued at exchange rates ruling at the balance sheet date with net gains and losses being included within short term investments or borrowings. Interest payable and receivable arising from the swap is accounted for on an accruals basis over the life of the swap.

 Finance costs associated with debt issuances are charged to the profit and loss account over the life of the related borrowings.


Turnover


 Turnover represents the invoiced value of sales on transactions completed by delivery, excluding customer sales taxes and sales between the combined businesses.

Development spend


 Development spend incurred on the launch of new products or services is expensed to the profit and loss account as incurred. The cost of developing software for use internally may be capitalised as a fixed asset and written off over its estimated useful life.

Taxation


 Deferred taxation is provided in full for timing differences using the liability method. No provision is made for tax which would become payable on the distribution of retained profits by foreign subsidiaries, associates or joint ventures, unless there is an intention to distribute such retained earnings giving rise to a charge. Deferred tax assets are only recognised to the extent that they are considered recoverable in the short term. Deferred taxation balances are not discounted.


Pensions

 The expected costs of pensions in respect of defined benefit pension schemes are charged to the profit and loss account so as to spread the cost over the service lives of employees in the schemes. Actuarial surpluses and deficits are allocated over the average expected remaining service lives of employees. Pension costs are assessed in accordance with the advice of qualified actuaries. For defined contribution schemes, the profit and loss account charge represents contributions made.


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

3.    Segment analysis

 The Education business, previously reported within the Legal segment, has been presented separately for the first time in 2000 in anticipation of the acquisition of Harcourt. Comparatives have been restated accordingly. The Scientific segment has been renamed Science & Medical to reflect business strategy.


 Adjusted operating profit is presented as an additional performance measure and is shown after share of operating profit of joint ventures and before amortisation of goodwill and intangible assets and exceptional items; see notes 1 and 12.


 Turnover is analysed before the 'L'68m (1999 'L'74m; 1998 'L'80m) share of joint ventures' turnover, of which 'L'21m (1999 'L'19m; 1998 'L'26m) relates to the Legal segment, principally to Giuffree and, in 1998, Shephard's prior to the acquisition of the remaining 50% interest on 1 August 1998. 'L'47m (1999 'L'55m; 1998 'L'54m) relates to the Business segment, principally to exhibition joint ventures (1999 and 1998 principally to REZsolutions, Inc.).

 Share of operating profit in joint ventures of 'L'13m (1999 'L'3m; 1998 'L'9m) comprises 'L'4m (1999 'L'3m; 1998 'L'6m) relating to the Legal segment and 'L'9m (1999 'L'nil; 1998 'L'3m) relating to the Business segment.


Analysis by business segment



                             2000     1999   1998
                                 'L'm 'L'm 'L'm
                           ---------  ----- -----

Turnover
 Science & Medical  . . .        693    652   622
 Legal  . . . . . . . . .      1,201  1,087   948
 Education  . . . . . . .        202    181   159
 Business . . . . . . . .      1,672  1,470 1,434
                           ---------  ----- -----
 Continuing operations  .      3,768  3,390 3,163
 Discontinued operations         ---    ---    28
                           ---------  ----- -----
 Total  . . . . . . . . .      3,768  3,390 3,191
                           =========  ===== =====
Operating profit
 Science & Medical  . . .        140    111   126
 Legal  . . . . . . . . .         (8)    57   155
 Education  . . . . . . .         19     20    14
 Business . . . . . . . .         59     (8)  108
                           ---------  ----- -----
 Continuing operations  .        210    180   403
 Discontinued operations         ---    ---    (1)
                           ---------  ----- -----
 Total  . . . . . . . . .        210    180   402
                           =========  ===== =====
Adjusted operating profit
 Science & Medical  . . .        252    231   223
 Legal  . . . . . . . . .        237    282   291
 Education  . . . . . . .         40     34    31
 Business . . . . . . . .        264    245   268
                           ---------  ----- -----
 Total  . . . . . . . . .        793    792   813
                           =========  ===== =====
Depreciation
 Science & Medical  . . .         17     16    18
 Legal  . . . . . . . . .         60     63    47
 Education  . . . . . . .          3      3     2
 Business . . . . . . . .         38     35    30
                           ---------  ----- -----
 Total  . . . . . . . . .        118    117    97
                           =========  ===== =====



                                                2000   1999   1998
                                                'L'm   'L'm   'L'm
                                                -----  ----- -----

Amortisation of goodwill and intangible assets
 Science & Medical . . . . . . . . . . . . . .     98     91    89
 Legal . . . . . . . . . . . . . . . . . . . .    168    136   103
 Education . . . . . . . . . . . . . . . . . .     14     15    16
 Business  . . . . . . . . . . . . . . . . . .    188    131   123
                                                -----  ----- -----
 Continuing operations . . . . . . . . . . . .    468    373   331
 Discontinued operations . . . . . . . . . . .    ---    ---     1
                                                -----  ----- -----
 Total (including share of joint ventures) . .    468    373   332
                                                =====  ===== =====
                                                 2000   1999  1998
                                                 'L'm   'L'm  'L'm
                                                -----  ----- -----
Total assets
 Science & Medical . . . . . . . . . . . . . .    769    776   803
 Legal . . . . . . . . . . . . . . . . . . . .  2,888  2,637 2,699
 Education . . . . . . . . . . . . . . . . . .    197    184   190
 Business  . . . . . . . . . . . . . . . . . .  1,980  1,235 1,287
                                                -----  ----- -----
 Continuing operations . . . . . . . . . . . .  5,834  4,832 4,979
 Discontinued operations . . . . . . . . . . .    ---    ---     4
                                                -----  ----- -----
 Total . . . . . . . . . . . . . . . . . . . .  5,834  4,832 4,983
                                                =====  ===== =====

 The analysis of total assets excludes corporate assets of 'L'1,594m (1999 'L'440m; 1998 'L'777m). Corporate assets are principally cash balances and short term investments of which the principal amounts are 'L'64m in North America, 'L'641m in the United Kingdom, and 'L'748m in the Netherlands.




                                                                     2000    1999  1998
                                                                     'L'm    'L'm  'L'm
                                                                    -----  ------ -----
Capital expenditure
 Science & Medical . . . . . . . . . . . . . . . . . . . . . . . .     26      20    24
 Legal . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     72      75    72
 Education . . . . . . . . . . . . . . . . . . . . . . . . . . . .      3       5     3
 Business  . . . . . . . . . . . . . . . . . . . . . . . . . . . .     43      48    62
                                                                    -----  ------ -----
 Total . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    144     148   161
                                                                    =====  ====== =====
Capital employed
 Science & Medical . . . . . . . . . . . . . . . . . . . . . . . .    286     315   338
 Legal . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  2,443   2,295 2,395
 Education . . . . . . . . . . . . . . . . . . . . . . . . . . . .    144     137   149
 Business  . . . . . . . . . . . . . . . . . . . . . . . . . . . .  1,205     668   768
                                                                    -----  ------ -----
 Continuing operations . . . . . . . . . . . . . . . . . . . . . .  4,078   3,415 3,650
 Discontinued operations . . . . . . . . . . . . . . . . . . . . .    ---     ---   (16)
                                                                    -----  ------ -----
 Total . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  4,078   3,415 3,634
                                                                    =====  ====== =====
Reconciliation of capital employed to combined shareholders' funds
 Capital employed  . . . . . . . . . . . . . . . . . . . . . . . .  4,078   3,415 3,634
 Taxation  . . . . . . . . . . . . . . . . . . . . . . . . . . . .   (427)   (364) (297)
 Dividends and net interest  . . . . . . . . . . . . . . . . . . .   (170)   (122) (239)
 Net borrowings  . . . . . . . . . . . . . . . . . . . . . . . . .   (433) (1,066) (962)
 Minority interests  . . . . . . . . . . . . . . . . . . . . . . .     (7)     (8)   (6)
                                                                    -----  ------ -----
 Combined shareholders' funds  . . . . . . . . . . . . . . . . . .  3,041   1,855 2,130
                                                                    =====  ====== =====

Analysis by geographical origin



                           2000   1999   1998
                           'L'm   'L'm   'L'm
                           -----  ----- -----

Turnover
 North America  . . . . .  2,098  1,836 1,663
 United Kingdom . . . . .    734    698   692
 The Netherlands  . . . .    399    391   383
 Rest of Europe . . . . .    356    307   293
 Rest of World  . . . . .    181    158   132
                           -----  ----- -----
 Continuing operations  .  3,768  3,390 3,163
 Discontinued operations     ---    ---    28
                           -----  ----- -----
 Total  . . . . . . . . .  3,768  3,390 3,191
                           =====  ===== =====
Operating profit
 North America  . . . . .    (89)   (52)   98
 United Kingdom . . . . .    109     86   139
 The Netherlands  . . . .    127     91   114
 Rest of Europe . . . . .     57     51    47
 Rest of World  . . . . .      6      4     5
                           -----  ----- -----
 Continuing operations  .    210    180   403
 Discontinued operations     ---    ---    (1)
                           -----  ----- -----
 Total  . . . . . . . . .    210    180   402
                           =====  ===== =====
Adjusted operating profit
 North America  . . . . .    335    359   390
 United Kingdom . . . . .    191    191   204
 The Netherlands  . . . .    136    135   128
 Rest of Europe . . . . .    102     87    76
 Rest of World  . . . . .     29     20    15
                           -----  ----- -----
 Total  . . . . . . . . .    793    792   813
                           =====  ===== =====
                           2000   1999   1998
                           'L'm   'L'm   'L'm
                           -----  ----- -----
Total assets
 North America  . . . . .  4,040  3,501 3,581
 United Kingdom . . . . .  1,510  1,020 1,406
 The Netherlands  . . . .    927    319   314
 Rest of Europe . . . . .    820    324   362
 Rest of World  . . . . .    131    108    93
                           -----  ----- -----
 Continuing operations  .  7,428  5,272 5,756
 Discontinued operations     ---    ---     4
                           -----  ----- -----
 Total  . . . . . . . . .  7,428  5,272 5,760
                           =====  ===== =====
Capital employed
 North America  . . . . .  3,128  2,792 2,906
 United Kingdom . . . . .    476    518   579
 The Netherlands  . . . .    (62)   (75)  (46)
 Rest of Europe . . . . .    506    147   173
 Rest of World  . . . . .     30     33    38
                           -----  ----- -----
 Continuing operations  .  4,078  3.415 3,650
 Discontinued operations     ---    ---   (16)
                           -----  ----- -----
 Total  . . . . . . . . .  4,078  3,415 3,634
                           =====  ===== =====


Analysis by geographical market



                           2000  1999   1998
                           'L'm  'L'm   'L'm
                          -----  -----  -----

Turnover
 North America . . . . .  2,152  1,906  1,726
 United Kingdom. . . . .    521    484    483
 The Netherlands . . . .    234    237    222
 Rest of Europe. . . . .    478    418    407
 Rest of World . . . . .    383    345    325
                          -----  -----  -----
 Continuing operations .  3,768  3,390  3,163
 Discontinued operations    ---    ---     28
                          -----  -----  -----
 Total . . . . . . . . .  3,768  3,390  3,191
                          =====  =====  =====

4.TABLCost of sales and operating expenses




                                                       2000
                                --------------------------------------------------
                                    Before        Amortisation
                                 amortisation     of goodwill
                                and exceptional  and intangible Exceptional
                                     items           assets        items     Total
                                     'L'm             'L'm          'L'm      'L'm
                                 --------------   ------------- -----------  -----

Cost of sales
Continuing operations. . . . .            1,268             ---         ---  1,268
Acquisitions . . . . . . . . .               64             ---         ---     64
                                 --------------   ------------- -----------  -----
Total. . . . . . . . . . . . .            1,332             ---         ---  1,332
                                 ==============   ============= ===========  =====
Distribution and selling costs
Continuing operations. . . . .              844             ---         ---    844
Acquisitions . . . . . . . . .               40             ---         ---     40
                                 --------------   ------------- -----------  -----
                                            884             ---         ---    884
                                 --------------   ------------- -----------  -----
Administrative expenses
Continuing operations. . . . .              712             378         105  1,195
Acquisitions . . . . . . . . .               63              87          10    160
                                 --------------   ------------- -----------  -----
                                            775             465         115  1,355
                                 --------------   ------------- -----------  -----
Operating expenses
Continuing operations. . . . .            1,556             378         105  2,039
Acquisitions . . . . . . . . .              103              87          10    200
                                 --------------   ------------- -----------  -----
Total. . . . . . . . . . . . .            1,659             465         115  2,239
                                 ==============   ============= ===========  =====




                                                       1999
                                --------------------------------------------------
                                    Before        Amortisation
                                 amortisation     of goodwill
                                and exceptional  and intangible Exceptional
                                     items           assets        items     Total
                                     'L'm             'L'm          'L'm      'L'm
                                 --------------   ------------- -----------  -----

Cost of sales
Continuing operations. . . . .            1,185             ---         ---  1,185
Acquisitions . . . . . . . . .              ---             ---         ---    ---
                                 --------------   ------------- -----------  -----
Total. . . . . . . . . . . . .            1,185             ---         ---  1,185
                                 ==============   ============= ===========  =====
Distribution and selling costs
Continuing operations. . . . .              759             ---         ---    759
Acquisitions . . . . . . . . .              ---             ---         ---    ---
                                 --------------   ------------- -----------  -----
                                            759             ---         ---    759
                                 --------------   ------------- -----------  -----
Administrative expenses
Continuing operations. . . . .              661             369         239  1,269
Acquisitions . . . . . . . . .              ---             ---         ---    ---
                                 --------------   ------------- -----------  -----
                                            661             369         239  1,269
                                 --------------   ------------- -----------  -----
Operating expenses
Continuing operations. . . . .            1,420             369         239  2,028
Acquisitions . . . . . . . . .              ---             ---         ---    ---
                                 --------------   ------------- -----------  -----
Total. . . . . . . . . . . . .            1,420             369         239  2,028
                                 ==============   ============= ===========  =====

                                                       1998
                                --------------------------------------------------
                                    Before        Amortisation
                                 amortisation     of goodwill
                                and exceptional  and intangible Exceptional
                                     items           assets        items     Total
                                     'L'm             'L'm          'L'm      'L'm
                                 --------------   ------------- -----------  -----

Cost of sales
Continuing operations. . . . .            1,071             ---         ---  1,071
Acquisitions . . . . . . . . .              ---             ---         ---    ---
Discontinued operations. . . .               21             ---         ---     21
                                 --------------   ------------- -----------  -----
Total. . . . . . . . . . . . .            1,092             ---         ---  1,092
                                 ==============   ============= ===========  =====
Distribution and selling costs
Continuing operations. . . . .              709             ---         ---    709
Acquisitions . . . . . . . . .              ---             ---         ---    ---
Discontinued operations. . . .                5             ---         ---      5
                                 --------------   ------------- -----------  -----
                                            714             ---         ---    714
                                 --------------   ------------- -----------  -----
Administrative expenses
Continuing operations. . . . .              588             322          79    989
Acquisitions . . . . . . . . .              ---             ---         ---    ---
Discontinued operations. . . .                2               1         ---      3
                                 --------------   ------------- -----------  -----
                                            590             323          79    992
                                 --------------   ------------- -----------  -----
Operating expenses
Continuing operations. . . . .            1,297             322          79  1,698
Acquisitions . . . . . . . . .              ---             ---         ---    ---
Discontinued operations. . . .                7               1         ---      8
                                 --------------   ------------- -----------  -----
Total. . . . . . . . . . . . .            1,304             323          79  1,706
                                 ==============   ============= ===========  =====

5.    Personnel

 Average number of people employed during the year:



                          2000    1999   1998
                         ------  ------ ------

Business segment
Science & Medical . . .   3,700   3,600  3,500
Legal . . . . . . . . .  11,200  10,800  9,300
Education . . . . . . .   1,500   1,400  1,300
Business. . . . . . . .  12,500  11,900 11,800
                         ------  ------ ------
Continuing operations .  28,900  27,700 25,900
Discontinued operations     ---     ---    200
                         ------  ------ ------
Total . . . . . . . . .  28,900  27,700 26,100
                         ======  ====== ======
Geographical location
North America . . . . .  14,800  14,800 13,600
United Kingdom. . . . .   5,700   5,500  5,400
The Netherlands . . . .   3,000   3,000  2,800
Rest of Europe. . . . .   3,000   2,300  2,200
Rest of World . . . . .   2,400   2,100  1,900
                         ------  ------ ------
Continuing operations .  28,900  27,700 25,900
Discontinued operations     ---     ---    200
                         ------  ------ ------
Total . . . . . . . . .  28,900  27,700 26,100
                         ======  ====== ======



6.    Pension schemes


 A number of pension schemes are operated around the world. The major schemes are of the defined benefit type with assets held in separate trustee administered funds. The two largest schemes, which cover the majority of employees, are in the UK and US. The main UK scheme was subject to a valuation by Watson Wyatt Partners as at 5 April 2000. The main US scheme was subject to a valuation by Towers Perrin as at 1 January 2000.

 The principal valuation assumptions for the main UK scheme were:




Actuarial method. . . . . . . . . . . . . . . . . . . . .Projected unit method
Annual rate of return on investments. . . . . . . . . . .                6.60%
Annual increase in total pensionable remuneration . . . .                5.00%
Annual increase in present and future pensions in payment                3.00%

 The principal valuation assumptions used for the US scheme were a rate of return on investments of 8%, increase in pensionable remuneration of 4.5%, and increase in present and future pensions in payment of 2%.


 The actuarial values placed on scheme assets were sufficient to cover 121% and 117% of the benefits that had accrued to members of the main UK and US schemes, respectively. Actuarial surpluses are spread as a level amount over the average remaining service lives of current employees. The market values of the schemes' assets at the valuation dates, excluding assets held in respect of members' additional voluntary contributions, were 'L'1,723m and 'L'158m in respect of the UK and US schemes, respectively.


 Assessments for accounting purposes in respect of other schemes, including the Netherlands scheme, have been carried out by external qualified actuaries using prospective benefit methods with the objective that current and future charges remain a stable percentage of pensionable payroll. The principal actuarial assumptions adopted in the assessments of the major schemes are that, over the long term, investment returns will marginally exceed the annual increase in pensionable remuneration and in present and future pensions. The actuarial value of assets of the schemes approximated to the aggregate benefits that had accrued to members, after allowing for expected future increases in pensionable remuneration and pensions in course of payment.

 The net pension charge was 'L'35m (1999 'L'28m; 1998 'L'22m), including a net 'L'1m (1999 'L'3m; 1998 'L'4m) SSAP24 credit related to the main UK scheme. The net SSAP24 credit on the main UK scheme comprises a regular cost of 'L'23m (1999 'L'16m; 1998 'L'15m), offset by amortisation of the net actuarial surplus of 'L'24m (1999 'L'19m; 1998 'L'19m). Pension contributions made in the year amounted to 'L'36m (1999 'L'31m; 1998 'L'26m). A prepayment of 'L'128m (1999
'L'127m; 1998 'L'124m) is included in debtors falling due after more than one year, representing the excess of the pension credit to the profit and loss account since 1988 over the amounts funded to the main UK scheme.

7.    Operating profit

 Operating profit is stated after the following:



                                                                                                        2000   1999 1998
                                                                                                        'L'm   'L'm 'L'm
                                                                                                        -----  ---- ----

Hire of plant and machinery. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     12    12   10
Other operating lease rentals. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     71    60   50
Depreciation (including 'L'4m (1999 'L'5m; 1998 'L'4m) in respect of assets held under finance leases)    118   117   97


Amortisation of goodwill and intangible assets . . . . . . . . . . . . . . . . . . . . . . . . . . . .    465   369  323
Amortisation of goodwill and intangible assets in joint ventures . . . . . . . . . . . . . . . . . . .      3     4    9
                                                                                                        -----  ---- ----
Total amortisation . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
 . . . . . . . . . . . 468 373 332
                                                                                                        =====  ==== ====
Staff costs
 Wages and salaries  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    979   859  748
 Social security costs . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    100    86   80
 Pensions (see note 6) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     35    28   22
                                                                                                        -----  ---- ----
Total staff costs. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  1,114   973  850
                                                                                                        =====  ==== ====
Auditors' remuneration
 For audit services  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    1.9   1.6  1.5
 For non audit services  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    2.6   1.1  1.5
                                                                                                        -----  ---- ----

 Included in auditors' remuneration for non audit services is 'L'1.5m (1999 'L'0.2m) paid to Deloitte & Touche and its associates in the UK.


 Information on  the remuneration and interest of directors is  given in Item 6:
Directors, Senior Management and Employees.

8.    Exceptional items



                                                                  2000  1999 1998
                                                                  'L'm  'L'm 'L'm
                                                                  ----  ---- ----

Reorganisation costs (i)                                           (77) (161) ---
Acquisition related costs (ii) . . . . . . . . . . . . . . . . .   (38)  (28) (26)
Year 2000 compliance costs (iii) . . . . . . . . . . . . . . . .   ---   (50) (53)
                                                                  ----  ---- ----
Charged to operating profit. . . . . . . . . . . . . . . . . . .  (115) (239) (79)
                                                                  ----  ---- ----
Merger expenses (iv) . . . . . . . . . . . . . . . . . . . . . .   ---   ---  (10)
Net profit on sale of fixed asset investments and businesses (v)    85     7  692
                                                                  ----  ---- ----
Total exceptional items (charge)/credit. . . . . . . . . . . . .   (30) (232) 603
                                                                  ====  ==== ====
Net tax credit/(charge) (vi) . . . . . . . . . . . . . . . . . .    20    15  (70)
                                                                  ====  ==== ====



  (i) Reorganisation costs related to a major programme of reorganisation across the Reed Elsevier businesses, commenced in 1999. Costs include employee severance, surplus leasehold property obligations and fixed asset write offs.


 (ii) Acquisition related costs include 'L'27m in respect of the integration of acquisitions, principally Miller Freeman Europe, CMD Group and Riskwise International, together with 'L'11m of exceptional costs incurred in respect of the tender offer for Harcourt (see note 29). In previous years, costs related to the integration of acquisitions, principally Matthew Bender (acquired 1998) and the Chilton Business Group (acquired 1997).

(iii) Expenditure in connection with the combined businesses' Year 2000 compliance programme.


 (iv) Professional fees and other costs incurred in 1998 in respect of the abandoned merger of Reed Elsevier and Wolters Kluwer.

  (v) The net profit on sale of fixed asset investments and businesses related primarily to Springhouse, KG Saur and REZsolutions, Inc. and in 1998 related to the divestment of IPC Magazines and the remaining consumer book publishing operations.


 (vi) The net tax credit in 1999 is stated after taxes arising on business consolidation in the programme of reorganisation. Also in 1999, potential deferred tax assets of 'L'32m in respect of the programme of reorganisation were not recognised.

 Cash flows in respect of exceptional items were as follows:



                                                                  2000  1999 1998
                                                                  'L'm  'L'm 'L'm
                                                                  ----  ---- ----

Reorganisation costs . . . . . . . . . . . . . . . . . . . . . .   (76)  (39) ---
Acquisition related costs. . . . . . . . . . . . . . . . . . . .    (9)  (32) (22)
Year 2000 compliance costs . . . . . . . . . . . . . . . . . . .    (2)  (47) (53)
Reed Travel Group customer recompense (provided in 1997) . . . .    (7)  (20)(183)
                                                                  ----  ---- ----
Exceptional operating cash outflow . . . . . . . . . . . . . . .   (94) (138)(258)
Net proceeds from sale of fixed asset investments and businesses   153     3  913
Merger expenses. . . . . . . . . . . . . . . . . . . . . . . . .   ---   ---   (8)
                                                                  ----  ---- ----
Total exceptional cash inflow/(outflow). . . . . . . . . . . . .    59  (135) 647
                                                                  ====  ==== ====
Exceptional tax cash inflow. . . . . . . . . . . . . . . . . . .    31    74  ---
                                                                  ====  ==== ====

<CashLEflows in respect of acquisition related costs in 2000 are stated net of proceeds of 'L'26m from a property disposal.


 The exceptional tax cash inflow in 1999 includes 'L'58m of tax repayments.


9.    Net interest expense




                                  2000  1999  1998
                                 'L'm 'L'm 'L'm
                                  ----  ----  ----

Interest receivable. . . . . . .    26    32    64
Interest payable
 Other loans . . . . . . . . . .   (45)  (46)  (51)
 Promissory notes and bank loans   (83)  (67)  (52)
 Finance leases. . . . . . . . .    (1)   (1)   (1)
                                  ----  ----  ----
Total. . . . . . . . . . . . . .  (103)  (82)  (40)
                                  ====  ====  ====
Interest cover (times) . . . . .     8    10    20
                                  ====  ====  ====

 Interest cover is calculated as the number of times adjusted operating profit is greater than the net interest expense.

10.   Tax on profit on ordinary activities



                                                     2000  1999 1998
                                                     'L'm  'L'm 'L'm
                                                     ----  ---- ----

United Kingdom
 Current  . . . . . . . . . . . . . . . . . . . . .    62    65   68
 Deferred . . . . . . . . . . . . . . . . . . . . .     4    (3)   1
The Netherlands
 Current  . . . . . . . . . . . . . . . . . . . . .    53    50   45
 Deferred . . . . . . . . . . . . . . . . . . . . .   ---   ---    4
Rest of World
 Current  . . . . . . . . . . . . . . . . . . . . .    57    48    5
 Deferred . . . . . . . . . . . . . . . . . . . . .    (1)   19   72
                                                     ----  ---- ----
Sub-total . . . . . . . . . . . . . . . . . . . . .   175   179  195
Share of tax attributable to joint ventures . . . .     4     3    6
                                                     ----  ---- ----
Tax on ordinary activities before exceptional items   179   182  201
Net tax (credit)/charge on exceptional items
 Current  . . . . . . . . . . . . . . . . . . . . .   (12)   (9)  70
 Deferred . . . . . . . . . . . . . . . . . . . . .    (8)   (6) ---
                                                     ----  ---- ----
Total . . . . . . . . . . . . . . . . . . . . . . .   159   167  271
                                                     ====  ==== ====

 The total tax charge for 2000 and 1999 is high as a proportion of profit before tax principally due to non-tax deductible amortisation and the non- recognition of potential deferred tax assets.


 The tax charge in 1998 was reduced by 'L'51m in respect of allowances on publishing intangibles.

 The table below reconciles the tax charged at local statutory rates to the actual tax charge on profit on ordinary activities before taxation:



                                                 2000  1999  1998
                                                 'L'm  'L'm  'L'm
                                                 ----  ----  -----

Profit before taxation
 United Kingdom . . . . . . . . . . . . . . . .   207   212    219
 The Netherlands. . . . . . . . . . . . . . . .   149   147    149
 Rest of World. . . . . . . . . . . . . . . . .   334   351    405
 Amortisation of goodwill and intangible assets  (468) (373)  (332)
 Exceptional items. . . . . . . . . . . . . . .   (30) (232)   603
                                                 ----  ----  -----
Total . . . . . . . . . . . . . . . . . . . . .   192   105  1,044
                                                 ====  ====  =====


       >


                                                              2000  1999 1998
                                                                 'L'm  'L'm 'L'm
                                                              ----  ---- ----

Tax charged at local statutory rates . . . . . . . . . . . .    17    (6) 299
Net impact of amortisation of goodwill and intangible assets   100    72   64
Permanent differences and other items. . . . . . . . . . . .    55    38   18
Exceptional items not taxed. . . . . . . . . . . . . . . . .   (13)   63 (110)
                                                              ----  ---- ----
Actual tax charge. . . . . . . . . . . . . . . . . . . . . .   159   167  271
                                                              ====  ==== ====

 Tax charged at local statutory rates is calculated by reference to the appropriate statutory tax rate of each jurisdiction in which Reed Elsevier operates.


11.   Ordinary dividends paid and proposed


                    2000  1999 1998
                    'L'm  'L'm 'L'm
                    ----  ---- ----

Reed International   123   116  172
Elsevier . . . . .   122   118  177
                    ----  ---- ----
Total. . . . . . .   245   234  349
                    ====  ==== ====

 Dividends comprise the total dividend for Reed International of 10.0p per ordinary share (1999 10.0p; 1998 15.0p) and the total dividend for Elsevier of 'E'0.28 per ordinary share (1999 'E'0.27; 1998 'E'0.39).

 Dividends paid to Reed International and Elsevier shareholders are equalised at the gross level inclusive of the UK tax credit of 10% received by certain Reed International shareholders. The cost of funding the Reed International dividend is, therefore, similar to or lower than that of Elsevier.

12.   Adjusted figures

 Adjusted profit and cash flow figures are used by the Reed Elsevier businesses as additional performance measures.


 The adjusted figures are derived as follows:



                                                                       2000  1999  1998
                                                                       'L'm  'L'm  'L'm
                                                                       ----  ---- -----

Operating profit including joint ventures . . . . . . . . . . . . . .   210   180   402
Adjustments:
 Amortisation of goodwill and intangible assets . . . . . . . . . . .   468   373   332
 Reorganisation costs . . . . . . . . . . . . . . . . . . . . . . . .    77   161   ---
 Acquisition related costs  . . . . . . . . . . . . . . . . . . . . .    38    28    26
 Year 2000 compliance costs . . . . . . . . . . . . . . . . . . . . .   ---    50    53
                                                                       ----  ---- -----
Adjusted operating profit . . . . . . . . . . . . . . . . . . . . . .   793   792   813
                                                                       ====  ==== =====

Profit before tax . . . . . . . . . . . . . . . . . . . . . . . . . .   192   105 1,044
Adjustments:
 Amortisation of goodwill and intangible assets . . . . . . . . . . .   468   373   332
 Reorganisation costs . . . . . . . . . . . . . . . . . . . . . . . .    77   161   ---
 Acquisition related costs  . . . . . . . . . . . . . . . . . . . . .    38    28    26
 Year 2000 compliance costs . . . . . . . . . . . . . . . . . . . . .   ---    50    53
 Merger expenses  . . . . . . . . . . . . . . . . . . . . . . . . . .   ---   ---    10
 Net profit on sale of fixed asset investments and businesses . . . .   (85)   (7) (692)
                                                                       ----  ---- -----
Adjusted profit before tax. . . . . . . . . . . . . . . . . . . . . .   690   710   773
                                                                       ====  ==== =====


Profit/(loss) attributable to parent companies' shareholders. . . . .    33   (63)  772
Adjustments:
 Amortisation of goodwill and intangible assets . . . . . . . . . . .   468   373   332
 Reorganisation costs . . . . . . . . . . . . . . . . . . . . . . . .    53   161   ---
 Acquisition related costs  . . . . . . . . . . . . . . . . . . . . .    33    22    16
 Year 2000 compliance costs . . . . . . . . . . . . . . . . . . . . .   ---    41    33
 Merger expenses  . . . . . . . . . . . . . . . . . . . . . . . . . .   ---   ---    10
 Net profit on sale of fixed asset investments and businesses . . . .   (76)   (7) (592)
                                                                       ----  ---- -----
Adjusted profit attributable to parent companies' shareholders. . . .   511   527   571
                                                                       ====  ==== =====

Net cash inflow from operating activities . . . . . . . . . . . . . .   813   760   679
Dividends received from joint ventures. . . . . . . . . . . . . . . .     6     4    11
Purchase of tangible fixed assets . . . . . . . . . . . . . . . . . .  (141) (137) (151)
Proceeds from sale of fixed assets. . . . . . . . . . . . . . . . . .     3    15    11
Payments in relation to exceptional items charged to operating profit    94   138   258
                                                                       ----  ---- -----
Adjusted operating cash flow. . . . . . . . . . . . . . . . . . . . .   775   780   808
                                                                       ====  ==== =====

13.   Cash flow statement



                                                                                 2000  1999 1998
                                                                                 'L'm  'L'm 'L'm
                                                                                 ----  ---- ----

Reconciliation of operating profit to net cash inflow from operating activities
Operating profit (before joint ventures). . . . . . . . . . . . . . . . . . . .   197   177  393
Exceptional charges to operating profit (see note 8). . . . . . . . . . . . . .   115   239   79
                                                                                 ----  ---- ----
Operating profit before exceptional items . . . . . . . . . . . . . . . . . . .   312   416  472
                                                                                 ----  ---- ----
Amortisation of goodwill and intangible assets. . . . . . . . . . . . . . . . .   465   369  323
Depreciation. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   118   117   97
Net SSAP24 pension credit (see note 6). . . . . . . . . . . . . . . . . . . . .    (1)   (3)  (4)
                                                                                 ----  ---- ----
Total non cash items. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   582   483  416
                                                                                 ----  ---- ----
Increase in stocks. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    (3)   (9)   o
(Increase)/decrease in debtors. . . . . . . . . . . . . . . . . . . . . . . . .  (110)   (8)  17
Increase in creditors . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   126    16   32
                                                                                 ----  ---- ----
Movement in working capital . . . . . . . . . . . . . . . . . . . . . . . . . .    13    (1)  49
                                                                                 ----  ---- ----
Net cash inflow from operating activities before exceptional items. . . . . . .   907   898  937
Payments relating to exceptional items charged to operating profit (see note 8)   (94) (138)(258)
                                                                                 ----  ---- ----
Net cash inflow from operating activities . . . . . . . . . . . . . . . . . . .   813   760  679
                                                                                 ====  ==== ====



                                                                  2000  1999  1998
                                                                  'L'm  'L'm  'L'm
                                                                  ----  ---- ------

Acquisitions
Purchase of businesses and subsidiary undertakings (see note 14)  (848) (120)(1,231)
Net payment of deferred consideration of prior year acquisitions   (13)   (5)   ---
Payments against prior year acquisition provisions . . . . . . .   ---    (1)   ---
Investment in joint ventures . . . . . . . . . . . . . . . . . .   ---   (19)   ---
Purchase of fixed asset investments. . . . . . . . . . . . . . .   (53)  (22)    (1)
                                                                  ----  ---- ------
Total. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  (914) (167)(1,232)
                                                                  ====  ==== ======

                                                                                  2000     1999     1998
                                                                                  'L'm     'L'm     'L'm
                                                                                 -------  ------- -------

Exceptional sale of fixed asset investments and businesses
Goodwill and intangible assets. . . . . . . . . . . . . . . . . . . . . . . . .       35        6     132
Net tangible assets (excluding cash of 'L'nil (1999 'L'nil; 1998 'L'42m). . . .       44      ---      72
                                                                                 -------  ------- -------
                                                                                      79        6     204
Net profit. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       85        7     692
                                                                                 -------  ------- -------
Consideration in respect of sale of fixed asset investments and businesses, net
 of expenses  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      164       13     896
(Amounts paid)/deferred consideration received in respect of prior year disposals    ---       (8)      9
                                                                                 -------  ------- -------
                                                                                     164        5     905
Amounts (receivable)/payable. . . . . . . . . . . . . . . . . . . . . . . . . .      (11)      (2)      8
                                                                                 -------  ------- -------
Net cash inflow . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      153        3     913
                                                                                 =======  ======= =======
                                                                                  2000     1999     1998
                                                                                  'L'm     'L'm     'L'm
                                                                                 -------  ------- -------
Financing
Net movement in promissory notes and bank loans . . . . . . . . . . . . . . . .      304      (20)    181
Repayment of other loans. . . . . . . . . . . . . . . . . . . . . . . . . . . .     (155)    (176)     (3)
Issuance of other loans . . . . . . . . . . . . . . . . . . . . . . . . . . . .      202      ---       2
Repayment of finance leases . . . . . . . . . . . . . . . . . . . . . . . . . .       (4)      (6)     (6)
                                                                                 -------  ------- -------
                                                                                     347     (202)    174
Issue of ordinary shares. . . . . . . . . . . . . . . . . . . . . . . . . . . .    1,287        9      18
Redemption of preference shares . . . . . . . . . . . . . . . . . . . . . . . .      ---       (4)    ---
                                                                                 -------  ------- -------
Total . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    1,634     (197)    192
                                                                                 =======  ======= =======

 The repayment of other loans relates primarily to US$100m of Private Placements and US$150m of Medium Term Notes which matured in the year. The repayment of other loans in 1999 related primarily to a US$200m Eurobond, Dfl125m Private Placements and US$20m of Medium Term Notes which matured in the year. In 1998, 'L'3m of Dutch guilder convertible loan stock was repaid on maturity.


 The issuance of other loans relates to a US$300m Swiss Domestic Bond.



                                                          Short term
                                                    Cash  investments Borrowings   Total
                                                    'L'm     'L'm        'L'm      'L'm
                                                    ----  ----------- ----------  ------

Reconciliation of net borrowings
Net borrowing at 31 December 1998. . . . . . . . .    26          682     (1,670)   (962)
                                                    ----  ----------- ----------  ------
Increase in cash . . . . . . . . . . . . . . . . .    59          ---        ---      59
Decrease in short term investments . . . . . . . .   ---         (297)       ---    (297)
Decrease in borrowings . . . . . . . . . . . . . .   ---          ---        202     202
                                                    ----  ----------- ----------  ------
Change in net borrowings resulting from cash flows    59         (297)       202     (36)
Inception of finance leases. . . . . . . . . . . .   ---          ---        (11)    (11)
Exchange translation differences . . . . . . . . .    (6)         (24)       (27)    (57)
                                                    ----  ----------- ----------  ------
Net borrowings at 31 December 1999 . . . . . . . .    79          361     (1,506) (1,066)
                                                    ----  ----------- ----------  ------
Increase in cash . . . . . . . . . . . . . . . . .     7          ---        ---       7
Increase in short term investments . . . . . . . .   ---        1,137        ---   1,137
Increase in borrowings . . . . . . . . . . . . . .   ---          ---       (347)   (347)
                                                    ----  ----------- ----------  ------
Change in net borrowings resulting from cash flows     7        1,137       (347)    797
Loans in acquired businesses . . . . . . . . . . .   ---          ---        (48)    (48)
Inception of finance leases. . . . . . . . . . . .   ---          ---         (3)     (3)
Exchange translation differences . . . . . . . . .    (1)          11       (123)   (113)
                                                    ----  ----------- ----------  ------
Net borrowings at 31 December 2000 . . . . . . . .    85        1,509     (2,027)   (433)
                                                    ====  =========== ==========  ======

 Net borrowings comprise cash and short term investments, loan capital, finance leases, promissory notes and bank loans and are analysed further in notes 21 to 24 and 30.

14.   Acquisitions


 During the year a number of acquisitions were made for a total consideration amounting to 'L'952m, after taking account of loans of 'L'48m and of net cash acquired of 'L'6m. The most significant were Miller Freeman Europe, in July 2000, for a total consideration of 'L'360m and the CMD Group, in May 2000, for a total consideration of 'L'199m, subject to additional deferred consideration in 2004 if performance targets are met.


 The net assets of the businesses acquired are incorporated at their fair value at the date of acquisition. Fair value adjustments include the valuation of intangible assets and the restatement of tangible fixed assets and current assets and liabilities in accordance with Reed Elsevier accounting policies.

 Summaries of these adjustments, which are provisional pending the completion of fair value assessments in 2001, and the consideration given are set out in the table below:



                                                                      Book value    Fair value
                                                                    on acquisition  adjustments Fair value
                                                                         'L'm          'L'm        'L'm
                                                                     -------------  -----------  ---------

Goodwill . . . . . . . . . . . . . . . . . . . . . . . . . . . . .             152          528        680
Intangible fixed assets. . . . . . . . . . . . . . . . . . . . . .               9          309        318
Tangible fixed assets. . . . . . . . . . . . . . . . . . . . . . .              17           (3)        14
Investments. . . . . . . . . . . . . . . . . . . . . . . . . . . .              13          ---         13
Current assets . . . . . . . . . . . . . . . . . . . . . . . . . .              68           (5)        63
Current liabilities. . . . . . . . . . . . . . . . . . . . . . . .            (125)          (3)      (128)
Loans. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .             (48)         ---        (48)
Current and deferred tax . . . . . . . . . . . . . . . . . . . . .              (8)         ---         (8)
                                                                     -------------  -----------  ---------
Net assets acquired. . . . . . . . . . . . . . . . . . . . . . . .              78          826        904
                                                                     =============  ===========  =========
Consideration (after taking account of 'L'6m of net cash acquired)                                     904
Less: deferred to future years . . . . . . . . . . . . . . . . . .                                     (56)
                                                                                                 ---------
Net cash flow. . . . . . . . . . . . . . . . . . . . . . . . . . .                                     848
                                                                                                 =========

 Before the amortisation of goodwill an d intangible assets and exceptional acquisition related costs, the businesses acquired in 2000 contributed 'L'179m to turnover, 'L'12m to operating profit and 'L'33m to net cash inflow from operating activities for the part year under Reed Elsevier ownership.


 In the year ended 31 December 1999, acquisitions were made for a total of 'L'132m after taking account of 'L'4m of net cash acquired. 'L'12m of the consideration was deferred to future years.

15.   Goodwill and intangible assets



                                            Intangible
                                  Goodwill    assets   Total
                                    'L'm       'L'm     'L'm
                                  --------  ---------- -----

Cost
At 1 January 2000. . . . . . . .     2,899       3,081 5,980
Acquisitions . . . . . . . . . .       680         318   998
Sale of businesses . . . . . . .       (42)        (74) (116)
Exchange translation differences       193         183   376
                                  --------  ---------- -----
At 31 December 2000. . . . . . .     3,730       3,508 7,238
                                  ========  ========== =====
Accumulated amortisation
At 1 January 2000. . . . . . . .     1,197       1,383 2,580
Sale of businesses . . . . . . .       (39)        (42)  (81)
Charge for the year. . . . . . .       255         210   465
Exchange translation differences        65          82   147
                                  --------  ---------- -----
At 31 December 2000. . . . . . .     1,478       1,633 3,111
                                  ========  ========== =====
Net book amount
At 1 January 2000. . . . . . . .     1,702       1,698 3,400
At 31 December 2000. . . . . . .     2,252       1,875 4,127
                                  ========  ========== =====

16.   Tangible fixed assets



                                                Plant,
                                             equipment and
                                  Land and     computer
                                  buildings     systems    Total
                                    'L'm         'L'm       'L'm
                                  ---------   ------------ -----

Cost
At 1 January 2000. . . . . . . .        170            743   913
Acquisitions . . . . . . . . . .          4             20    24
Capital expenditure. . . . . . .          5            139   144
Disposals. . . . . . . . . . . .        (21)          (116) (137)
Exchange translation differences         10             40    50
                                  ---------   ------------ -----
At 31 December 2000. . . . . . .        168            826   994
                                  =========   ============ =====
Accumulated depreciation
At 1 January 2000. . . . . . . .         45            482   527
Acquisitions . . . . . . . . . .        ---             10    10
Disposals. . . . . . . . . . . .        ---           (104) (104)
Charge for the year. . . . . . .          7            111   118
Exchange translation differences          4             23    27
                                  ---------   ------------ -----
At 31 December 2000. . . . . . .         56            522   578
                                  =========   ============ =====
Net book amount
At 1 January 2000. . . . . . . .        125            261   386
At 31 December 2000. . . . . . .        112            304   416
                                  =========   ============ =====

 At 31 December 2000 and 1999, all assets were included at cost. No depreciation was provided on freehold land. The net book amount of tangible fixed assets includes 'L'17m (1999 'L'18m) in respect of assets held under finance leases.

17.   Fixed asset investments



                                                Investments
                                                 in joint       Other
                                                 ventures    investments Total
                                                   'L'm         'L'm      'L'm
                                                -----------  ----------- -----

At 1 January 2000. . . . . . . . . . . . . . .           89           30   119
Share of attributable profit . . . . . . . . .           12          ---    12
Amortisation of goodwill and intangible assets           (3)         ---    (3)
Dividends received from joint ventures . . . .           (6)         ---    (6)
Acquisitions . . . . . . . . . . . . . . . . .           12            1    13
Additions. . . . . . . . . . . . . . . . . . .          ---           53    53
Disposals. . . . . . . . . . . . . . . . . . .          (37)          (5)  (42)
Exchange translation differences . . . . . . .            5            2     7
                                                -----------  ----------- -----
At 31 December 2000. . . . . . . . . . . . . .           72           81   153
                                                ===========  =========== =====

 The principal joint venture at 31 December 2000 is Giuffree (an Italian legal publisher in which Reed Elsevier has a 40% shareholding).

 The cost and net book amount of goodwill and intangible assets in joint ventures were 'L'37m and 'L'27m respectively (1999 'L'74m and 'L'49m).


 At 31 December 2000, the Reed Elsevier plc Employee Benefit Trust (EBT) held 590,257 (1999 618,790) Reed International ordinary shares and 320,000 (1999 320,000) Elsevier ordinary shares with an aggregate market value at that date of 'L'7.2m (1999 'L'5.1m). The EBT purchases Reed International and Elsevier shares which, at the Trustee's discretion, can be used in respect of the exercise of executive share options. Further details of these share option schemes is set out in Item 12: Description of securities other than equity securities.


18.   Stocks



                  2000  1999
                  'L'm  'L'm
                  ----  ----

Raw materials. .    17    20
Work in progress    26    29
Finished goods .    71    64
                  ----  ----
Total. . . . . .   114   113
                  ====  ====

19.   Debtors --- amounts falling due within one year



                                2000  1999
                                'L'm  'L'm
                                ----  ----

Trade debtors. . . . . . . . .   652   530
Amounts owed by joint ventures     3     1
Other debtors. . . . . . . . .    89    42
Prepayments and accrued income   116    93
                                ----  ----
Total. . . . . . . . . . . . .   860   666
                                ====  ====

20.   Debtors --- amounts falling due after more than one year



                                               2000  1999
                                               'L'm  'L'm
                                               ----  ----

Trade debtors . . . . . . . . . . . . . . . .     1     9
Pension prepayment (see note 6) . . . . . . .   128   127
Prepayments, accrued income and other debtors    35    12
                                               ----  ----
Total . . . . . . . . . . . . . . . . . . . .   164   148
                                               ====  ====

21.   Cash and short term investments



                          2000   1999
                          'L'm   'L'm
                          -----  ----

Cash at bank and in hand     85    79
Short term investments    1,509   361
                          -----  ----
Total. . . . . . . . . .  1,594   440
                          =====  ====

 Short term investments include deposits of under one year if the maturity or notice period exceeds 24 hours, commercial paper investments and interest bearing securities that can be realised without significant loss at short notice.

22.   Creditors: amounts falling due within one year



                                                  2000  1999
                                                  'L'm  'L'm
                                                 -----  -----

Borrowings
 Other loans. . . . . . . . . . . . . . . . . .      4    158
 Promissory notes and bank loans. . . . . . . .  1,395    967
 Obligations under finance leases (see note 25)      5      4
                                                 -----  -----
                                                 1,404  1,129
Trade creditors . . . . . . . . . . . . . . . .    245    178
Other creditors . . . . . . . . . . . . . . . .    213    145
Taxation. . . . . . . . . . . . . . . . . . . .    193    120
Proposed dividends. . . . . . . . . . . . . . .    177    127
Accruals and deferred income. . . . . . . . . .  1,147    977
                                                 -----  -----
Total . . . . . . . . . . . . . . . . . . . . .  3,379  2,676
                                                 =====  =====

23.   Creditors: amounts falling due after more than one year


                                                  2000  1999
                                                  'L'm  'L'm
                                                  ----  ----

Borrowings Other loans repayable:
   Within one to two years. . . . . . . . . . . .    4     3
   Within two to five years . . . . . . . . . . .  205    81
   After five years . . . . . . . . . . . . . . .  402   279
   Obligations under finance leases (see note 25)   12    14
                                                  ----  ----
                                                   623   377
Other creditors . . . . . . . . . . . . . . . . .   27    14
Taxation  . . . . . . . . . . . . . . . . . . . .  197   208
Accruals and deferred income  . . . . . . . . . .   26    21
                                                  ----  ----
Total . . . . . . . . . . . . . . . . . . . . . .  873   620
                                                  ====  ====


24.   Financial instruments

 Details of the objectives, policies and strategies pursued by Reed Elsevier in relation to financial instruments are set out in Item 11: Quantitative and Qualitative Disclosures about Market Risk.


 For the purpose of the disclosures which follow in this note, short term debtors and creditors have been excluded, as permitted under FRS13.


Currency and interest rate profile of financial liabilities

 The currency and interest rate profile of the aggregate financial liabilities of 'L'2,147m (1999 'L'1,595m), after taking account of interest rate and cross currency interest rate swaps, is set out below:



                                             Fixed rate financial liabilities
                                              -------------------------------
                  Floating rate  Fixed rate                        Weighted
                    financial     financial       Weighted          average
                   liabilities   liabilities       average         duration
                      'L'm          'L'm        interest rate       (years)
                   ------------  -----------  -----------------  ------------

2000
US dollar. . . .            890          779               6.8%           8.0
Sterling . . . .             43          ---                ---           ---
Euro . . . . . .            223          141               5.6%           6.0
Other currencies             65            6               5.9%           0.7
                   ------------  -----------  -----------------  ------------
Total. . . . . .          1,221          926               6.6%           7.7
                   ============  ===========  =================  ============


                                             Fixed rate financial liabilities
                                              -------------------------------
                  Floating rate  Fixed rate                        Weighted
                    financial     financial       Weighted          average
                   liabilities   liabilities       average         duration
                      'L'm          'L'm        interest rate       (years)
                   ------------  -----------  -----------------  ------------

1999
US dollar. . . .            500          888               6.9%           7.4
Sterling . . . .              1          ---                ---           ---
Euro . . . . . .             58           97               4.7%           1.7
Other currencies             31           20               6.7%           0.7
                   ------------  -----------  -----------------  ------------
Total. . . . . .            590        1,005               6.7%           6.7
                   ============  ===========  =================  ============

 Included within fixed rate financial liabilities as at 31 December 2000 are 'L'nil (1999 'L'154m) of US dollar term debt that matures within five months of the year end and 'L'73m of interest rate swaps denominated principally in US dollars that mature within twelve months of the year end (1999 'L'106m denominated principally in euros and maturing within nine months).

Currency and interest rate profile of financial assets


 The currency and interest rate profile of the aggregate financial assets of 'L'1,694m (1999 'L'479m), after taking account of interest rate swaps, is set out below:



                             2000                         1999
                   --------------------------  --------------------------
                                 Non interest                Non interest
                  Floating rate    bearing    Floating rate     bearing
                    financial     financial     financial      financial
                     assets         assets        assets        assets
                      'L'm           'L'm          'L'm          'L'm
                   ------------   -----------  ------------   -----------

US dollar. . . .            103            67            67            24
Sterling . . . .            622            16           146            15
Euro . . . . . .            834             1           149             o
Other currencies             35             3            78           ---
                   ------------   -----------  ------------   -----------
Total. . . . . .          1,594            87           440            39
                   ============   ===========  ============   ===========

 At 31 December 2000, there were fixed rate financial assets of 'L'13m (1999 'L'nil) denominated in US dollars, with a weighted average interest rate of 8.0% and a weighted average duration of 1.3 years.


 Floating rate interest rates payable on US commercial paper are based on US dollar commercial paper rates. Other financial assets and liabilities bear interest by reference to LIBOR or other national LIBOR equivalent interest rates.

 Included within non interest bearing financial assets are 'L'81m (1999 'L'30m) of investments denominated principally in sterling and US dollars which have no maturity date.


 Forward rate agreements are used principally to fix the interest expense on short term borrowings.

 At 31 December 2000, agreements totalling 'L'1,767m (1999 'L'387m) were in place to enter into interest rate swaps and interest rate options at future dates. Of these, individual agreements totalling 'L'946m (1999 'L'247m) were to fix the interest expense on US dollar borrowings commencing in 2001 and 2002 for periods of between two and ten years, at a weighed average interest rate of 6.8%. In addition, interest rate options totalling 'L'671m (1999 'L'nil) and starting in 2001 were to fix the interest expense on US dollar borrowings for periods of three to five years, at rates of between 5.7% and 6.7%. The other agreements totalling 'L'150m (1999 'L'140m) were to fix the interest income on sterling short term investments commencing in 2001 for a period of four months at a weighted average interest rate of 7.2%.


Maturity profile of financial liabilities


 The maturity profile of financial liabilities at 31 December comprised:



                            2000  1999
                            'L'm  'L'm
                           -----  -----

Repayable:
 Within one year. . . . .  1,426  1,131
 Within one to two years      54     23
 Within two to five years    237    112
 After five years . . . .    430    329
                           -----  -----
Total . . . . . . . . . .  2,147  1,595
                           =====  =====

 Financial liabilities repayable within one year include US commercial paper and euro commercial paper. Short term borrowings are supported by available committed facilities and by centrally managed cash and short term investments. As at 31 December 2000, a total of 'L'4,497m (1999 'L'617m) of undrawn committed facilities were available, of which 'L'2,389m (1999 'L'222m) matures within one year and 'L'2,108m within two to three years (1999 'L'395m within two to five years). Included within this amount is 'L'3,154m of committed facilities arranged in anticipation of the Harcourt acquisition; see note 29. Secured borrowings under finance leases were 'L'17m (1999 'L'18m).

Currency exposure


 The business policy is to hedge all significant transaction exposures on monetary assets and liabilities fully and consequently there are no material currency exposures that would give rise to gains and losses in the profit and loss account in the functional currencies of the operating units.

Fair values of financial assets and liabilities


 The notional amount, book value and fair value of financial instruments are as follows:



                                                             2000                         1999
                                                 ---------------------------   ---------------------------
                                                 Notional   Book              Notional   Book
                                                  amount   value  Fair value   amount   value   Fair value
                                                   'L'm     'L'm     'L'm       'L'm     'L'm      'L'm
                                                 --------  ------  ---------  --------  ------   ---------

Primary financial instruments held or issued to
 finance operations
 Investments  . . . . . . . . . . . . . . . . .                81         81                30          30
 Cash . . . . . . . . . . . . . . . . . . . . .                85         85                79          79
 Short term investments . . . . . . . . . . . .             1,509      1,512               361         361
 Other financial assets . . . . . . . . . . . .                19         19                 9           9
 Short term borrowings and current portion
   of long term borrowings. . . . . . . . . . .            (1,404)    (1,398)           (1,129)     (1,123)
 Long term borrowings . . . . . . . . . . . . .              (623)      (614)             (377)       (363)
 Other financial liabilities  . . . . . . . . .               (34)       (34)              (23)        (23)
 Provisions . . . . . . . . . . . . . . . . . .               (86)       (86)              (66)        (66)
                                                           ------  ---------            ------   ---------
                                                             (453)      (435)           (1,116)     (1,096)
                                                           ------  ---------            ------   ---------

Derivative financial instruments held to
 manage interest rate and currency exposur e
 Interest rate swaps  . . . . . . . . . . . . .     1,612      (1)       (49)      854     ---          14
 Interest rate options  . . . . . . . . . . . .       671     ---        (17)      ---     ---         ---
 Forward rate agreements  . . . . . . . . . . .       885     ---         (1)      450     ---         ---
 Forward foreign exchange contracts . . . . . .     1,776     ---        (38)      486     ---          (7)
 Foreign exchange options . . . . . . . . . . .        50     ---         (1)      ---     ---         ---
                                                 --------  ------  ---------  --------  ------   ---------
                                                    4,994      (1)      (106)    1,790     ---           7
                                                 --------  ------  ---------  --------  ------   ---------
Total financial instruments . . . . . . . . . .     4,994    (454)      (541)    1,790  (1,116)     (1,089)
                                                 ========  ======  =========  ========  ======   =========

 The amounts shown as the book value in respect of derivative financial instruments represent accruals or deferred income arising from these financial instruments. For certain instruments, including cash and investments, it has been assumed that the carrying amount approximates fair value because of the short maturity of these instruments. The fair value of long term debt has been based on current market rates offered to Reed Elsevier for debt of the same remaining maturities. The fair values for interest rate swaps, interest rate options and forward rate agreements represent the replacement cost calculated using market rates of interest at 31 December 2000 and 1999. The fair values of all other items have been calculated by discounting expected future cash flows at market rates.

Hedges


 The unrecognised and deferred gains and losses on financial instruments used for hedging purposes are as follows:



                                                                        Unrecognised     Deferred
                                                                         ------------  ------------
                                                                        Gains  Losses Gains  Losses
                                                                        'L'm    'L'm   'L'm   'L'm
                                                                        -----  ------ -----  ------

On hedges at 1 January 2000. . . . . . . . . . . . . . . . . . . . . .     22     (15)  ---     (18)
Arising in previous years included in 2000 profit and loss account . .    (21)     15   ---       8
                                                                        -----  ------ -----  ------
Arising in previous years not included in 2000 profit and loss account      1     ---   ---     (10)
Arising in 2000 not included in 2000 profit and loss account . . . . .      1    (108)   17     (14)
                                                                        -----  ------ -----  ------
On hedges at 31 December 2000. . . . . . . . . . . . . . . . . . . . .      2    (108)   17     (24)
                                                                        =====  ====== =====  ======
Of which:
 Expected to be included in 2001 profit and loss account . . . . . . .      1     (40)    6     (12)
 Expected to be included in 2002 profit and loss account or
    later  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      1     (68)   11     (12)
                                                                        =====  ====== =====  ======

25.   Obligations under leases




 Future finance lease obligations are:



                                                                      2000  1999
                                                                      'L'm  'L'm
                                                                ----  ----

Repayable:
 Within one year . . . . . . . . . . . . . . . . . . . . . . .     6     5
 Within one to two years . . . . . . . . . . . . . . . . . . .     4     4
 Within two to five years  . . . . . . . . . . . . . . . . . .     1     4
 After five years  . . . . . . . . . . . . . . . . . . . . . .    11    10
Less: interest charges allocated to future periods . . . . . .    (5)   (5)
                                                                ----  ----
Total. . . . . . . . . . . . . . . . . . . . . . . . . . . . .    17    18
                                                                ====  ====
Obligations falling due within one year (see note 22). . . . .     5     4
Obligations falling due after more than one year (see note 23)    12    14
                                                                ----  ----
Total. . . . . . . . . . . . . . . . . . . . . . . . . . . . .    17    18
                                                                ====  ====

 Annual commitments under operating leases are:



                           2000  1999
                           'L'm  'L'm
                           ----  ----

On leases expiring:
 Within one year. . . . .     4     4
 Within two to five years    31    26
 After five years . . . .    38    36
                           ----  ----
Total . . . . . . . . . .    73    66
                           ====  ====

 Of the above annual commitments, 'L'71m relates to land and buildings (1999 'L'62m) and 'L'2m to other leases (1999 'L'4m).

26.   Provisions for liabilities and charges



                                  Surplus   Deferred
                                  property  taxation Other  Total
                                    'L'm      'L'm    'L'm   'L'm
                                  --------  -------- -----  -----

At 1 January 2000. . . . . . . .        64        36    13    113
Acquisitions . . . . . . . . . .       ---        (2)  ---     (2)
Transfers. . . . . . . . . . . .       ---         7   ---      7
Provided . . . . . . . . . . . .        16        (5)    1     12
Utilised . . . . . . . . . . . .        (1)      ---    (7)    (8)
Exchange translation differences         5         1   ---      6
                                  --------  -------- -----  -----
At 31 December 2000. . . . . . .        84        37     7    128
                                  ========  ======== =====  =====

 The surplus property provision relates to lease obligations for various periods up to 2012 and represents estimated sub-lease shortfalls in respect of properties which have been, or are in the process of being, vacated.


 Deferred taxation is analysed as follows:



                                                     2000  1999
                                                     'L'm  'L'm
                                                     ----  ----

Deferred taxation liabilities
 Pension prepayment . . . . . . . . . . . . . . . .    37    36
 Revaluation gains. . . . . . . . . . . . . . . . .    42    33
                                                     ----  ----
                                                       79    69
Deferred taxation assets
 Excess of amortisation over related tax allowances    (8)   (9)
 Acquisition and related provisions . . . . . . . .   (34)  (24)
                                                     ----  ----
                                                      (42)  (33)
                                                     ----  ----
Total . . . . . . . . . . . . . . . . . . . . . . .    37    36
                                                     ====  ====

27.   Contingent liabilities

 There are contingent liabilities amounting to 'L'10m (1999 'L'23m) in respect of borrowings of former subsidiaries.

28.   Combined shareholders' funds



                                                                                  Combined
                                                                        Combined   share
                                                                         share    premium  Combined
                                                                        capitals  accounts reserves  Total
                                                                          'L'm      'L'm     'L'm     'L'm
                                                                        --------  -------- --------  -----

At 31 December 1997. . . . . . . . . . . . . . . . . . . . . . . . . .       167       328    1,197  1,692
Profit attributable to parent companies' shareholders. . . . . . . . .       ---       ---      772    772
Ordinary dividends paid and proposed . . . . . . . . . . . . . . . . .       ---       ---     (349)  (349)
Issue of ordinary shares . . . . . . . . . . . . . . . . . . . . . . .       ---        18      ---     18
Exchange translation differences . . . . . . . . . . . . . . . . . . .         1         7      (11)    (3)
                                                                        --------  -------- --------  -----
At 31 December 1998. . . . . . . . . . . . . . . . . . . . . . . . . .       168       353    1,609  2,130
Loss attributable to parent companies' shareholders. . . . . . . . . .       ---       ---      (63)   (63)
Ordinary dividends paid and proposed . . . . . . . . . . . . . . . . .       ---       ---     (234)  (234)
Issue of ordinary shares, less capital redemptions . . . . . . . . . .        (4)        9      ---      5
Exchange translation differences . . . . . . . . . . . . . . . . . . .         4       (21)      34     17
                                                                        --------  -------- --------  -----
At 31 December 1999. . . . . . . . . . . . . . . . . . . . . . . . . .       168       341    1,346  1,855
Profit attributable to parent companies' shareholders. . . . . . . . .       ---       ---       33     33
Ordinary dividends paid and proposed . . . . . . . . . . . . . . . . .       ---       ---     (245)  (245)
Issue of ordinary shares, net of expenses and less capital redemptions        17     1,268      ---  1,285
Exchange translation differences . . . . . . . . . . . . . . . . . . .       ---        12      101    113
                                                                        --------  -------- --------  -----
At 31 December 2000. . . . . . . . . . . . . . . . . . . . . . . . . .       185     1,621    1,235  3,041
                                                                        ========  ======== ========  =====

 On 5 December 2000, following a joint international offering, Reed International issued 113,700,000 new 12.5 pence ordinary shares at 625 pence each and Elsevier issued 66,255,000 new 'E'0.06 ordinary shares at 'E'14.50 each. The purpose of the offering was to finance the proposed acquisition by Reed Elsevier of the Scientific, Technical and Medical business and the Schools Education and Testing businesses of Harcourt General, Inc. (see note 29).

 Combined share capital excludes the shares of Elsevier held by Reed International.


 Combined reserves include a 'L'4m (1999 'L'4m; 1998 'L'nil) capital redemption reserve following the redemption of non equity shares in Reed International in 1999.


29.   Harcourt acquisition

 On 8 November 2000, Reed Elsevier plc group launched, through a US subsidiary, Reed Elsevier, Inc., a tender offer for the common stock and Series A cumulative convertible stock of Harcourt General, Inc. ("Harcourt"). The offer was unanimously recommended by the Harcourt board. The Smith family, which owns approximately 28% of the common stock of Harcourt, have undertaken to tender all their shares in the tender offer and to support the offer.


 Reed Elsevier Inc. has also signed a definitive agreement with The Thomson Corporation to on-sell the Harcourt Higher Education business and the Corporate and Professional Services businesses, other than educational and clinical testing.

 Following completion of the offer and the on-sale of businesses, Reed Elsevier plc will have acquired Harcourt's Scientific, Technical and Medical business and its Schools Education and Testing businesses for a net cost of US$4.5 billion after taking into account Harcourt's net debt, taxes payable on the on-sale proceeds and the assumption of corporate and other liabilities. In the year to 31 October 2000, these businesses had sales of US$1.7 billion and net assets of US$1.1 billion (including US$0.7 billion of goodwill and intangible assets) before corporate net debt of US$1.2 billion.


 The acquisition and the on-sale to Thomson are subject to regulatory approvals, which may require some divestment of assets or other behavioural undertakings.

30.   US accounting information

Summary of the principal differences between UK and Dutch GAAP and US GAAP


 The combined financial statements are prepared in accordance with UK and Dutch GAAP, which differ in certain significant respects from US GAAP. The principal differences that affect net income and combined shareholders' funds are explained below and their approximate effect is shown on F-33.


Discontinued operations and sale of businesses

 Discontinued operations, as separately categorised in the profit and loss account under UK and Dutch GAAP and US GAAP, may relate only to significant business segments. Under UK and Dutch GAAP, such businesses are separately segmented as discontinued only when sale transactions or closures have been completed. Under US GAAP, such businesses are segmented as discontinued once formal commitment to sale or closure is made.


 Under US GAAP, net income from discontinued operations includes all operating results of the discontinued operations and the gain or loss on sale. Under UK and Dutch GAAP, operating results from discontinued activities are disclosed as a separate element within operating profit and the gain or loss on sale is disclosed as a non operating exceptional item.

Goodwill and other intangible assets


 In the 1998 fiscal year, Reed Elsevier adopted the new UK financial reporting standard FRS 10: Goodwill and Intangible Assets, and changed its accounting policy for goodwill and intangible assets. Under the new policy, goodwill and intangible assets are being amortised through the profit and loss account over their estimated useful lives, up to a maximum of 20 years. In view of this and the consideration given to the determination of appropriate prudent asset lives, the remaining asset lives for US GAAP purposes were reviewed and determined consistently with those adopted for the new UK and Dutch GAAP treatment.


 This re-evaluation of asset lives under US GAAP, which was effective from 1 January 1998, significantly increased the periodic amortisation charge, as the unamortised value of existing assets, which were previously being amortised over periods up to 40 years, are now amortised over shorter periods.

 The gross cost under US GAAP, as at 31 December 2000, of goodwill is 'L'3,757m (1999 'L'3,042m; 1998 'L'2,958m) and of other intangible assets including those held in joint ventures is 'L'3,900m (1999 'L'3,285m; 1998 'L'3,161m).
Accumulated amortisation under US GAAP, as at 31 December 2000, of goodwill is 'L'1,497m (1999 'L'1,180m; 1998 'L'877m) and of other intangible assets including those held in joint ventures is 'L'1,433m (1999 'L'1,174m; 1998 'L'994m).


Deferred taxation

 The combined businesses provide in full for timing differences using the liability method. Under US GAAP, deferred taxation is provided on all temporary differences under the liability method subject to a valuation allowance on deferred tax assets where applicable, in accordance with SFAS 109, Accounting for Income Taxes. The principal adjustments to apply US GAAP are to provide deferred taxation on temporary differences arising on acquired intangible assets for which amortisation is not deductible for tax purposes, from the amortisation under US GAAP of goodwill and other intangible assets and the recognition of deferred tax assets on timing differences where those assets are not considered recoverable in the short term.


Acquisition accounting


 Under UK and Dutch GAAP, severance and integration costs in relation to acquisitions are only expensed as incurred. Due to their size and incidence, under UK and Dutch GAAP, those costs are disclosed as exceptional items charged to operating profit. Under US GAAP, certain integration costs may be provided as part of purchase accounting adjustments on acquisition.

Pensions


 The combined businesses account for pension costs under the rules set out in SSAP24. Its objectives and principles are broadly in line with SFAS 87, Employers' Accounting for Pensions. However, SSAP24 is less prescriptive in the application of the actuarial methods and assumptions to be applied in the calculation of pension costs.

 Under US GAAP, plan assets are valued by reference to market-related values at the date of the financial statements. Liabilities are assessed using the rate of return obtainable on fixed or inflation-linked bonds. Under UK GAAP, pension plan assets and liabilities are based on the results of the latest actuarial valuation. Pension assets are valued at the discounted present value determined by expected future income. Liabilities are assessed using the expected rate of return on plan assets.


Short term obligations expected to be refinanced


 Under US GAAP, where it is expected to refinance short term obligations on a long term basis and this is supported by an ability to consummate the refinancing, such short term obligations should be excluded from current liabilities and shown as long term obligations. Under UK and Dutch GAAP, such obligations can only be excluded from current liabilities where, additionally, the debt and facility are under a single agreement or course of dealing with the same lender or group of lenders. Short term obligations at 31 December 2000 of 'L'1,101m (1999 'L'395m; 1998 'L'602m) would thus be excluded from current
      ities under US GAAP and shown as long term obligations.

Ordinary dividends


 Under UK and Dutch GAAP, dividends are provided for in the year in respect of which they are proposed by the directors. Under US GAAP, such dividends would not be provided for until they are formally declared by the directors.


Exceptional items

 Exceptional items are material items within the combined businesses' ordinary activities which, under UK and Dutch GAAP, are required to be disclosed separately due to their size or incidence. These items do not qualify as extraordinary under US GAAP and are considered a part of operating results.


Adjusted earnings

 In the combined financial statements adjusted profit and cash flow measures are presented as permitted by UK and Dutch GAAP as an additional performance measures. US GAAP does not permit the presentation of alternative earnings measures. Accordingly, adjusted profit and adjusted cash flow are not regarded as alternative performance measures under US GAAP.


Stock based compensation


 SFAS 123: Accounting for Stock Based Compensation, establishes a fair value based method of computing compensation cost. It encourages the application of this method in the profit and loss account instead of intrinsic value based methods. Where fair value based methods are not applied in the profit and loss account, the proforma effect on net income is disclosed.

 The disclosure only provisions of SFAS 123 have been adopted. If compensation costs based on fair value at the grant date had been recognised in the profit and loss account, net income under US GAAP would have been reduced by 'L'23m in 2000 (1999 'L'5m; 1998 'L'2m).


Recently issued accounting pronouncements

 SFAS 133: Accounting for Derivative Instruments and Hedging Activities, was issued in June 1998 and, as amended by SFAS 138, is effective for the financial year beginning 1 January 2001. The standard requires all derivative instruments to be valued at fair value on the balance sheet. Changes in fair value are accounted for through the profit and loss account or comprehensive income statement, depending on a derivative's designation and effectiveness as a hedging instrument. On implementation, a cumulative transition adjustment of 'L'1m (loss) to the 2000 US GAAP net income and 'L'86m (loss) in other comprehensive income will be made. Under UK and Dutch GAAP, derivative instruments are recorded at appropriate historical cost amounts, with fair values shown as a disclosure item.


 FRS17: Retirement Benefits, was issued by the UK Accounting Standards Board in November 2000. As under SFAS 87, plan assets and liabilities are determined by, respectively, market-related values at the date of the financial statements and by discounting plan obligations using a market derived discount factor. Under FRS17, actuarial gains and losses are recognised in full in the balance sheet with movements recognised in the statement of total recognised gains and losses. This will differ from current US GAAP which does not require the full recognition of actuarial gains and losses, and also requires the amortisation of actuarial gains and losses to be recognised in the profit and loss account. The standard is required to be fully implemented in the 2003 financial year, with disclosures of the impact required in from 2001 years. The impact of adopting the standard cannot be reasonably estimated at this time.


 FRS19: Deferred Tax, was issued by the UK Accounting Standards Board in December 2000. FRS19 requires deferred tax to be provided in full except on timing differences arising where non-monetary assets are revalued and where there is no commitment to sell the asset and on the retained earnings of subsidiaries, joint ventures or associates where there is no commitment to remit such earnings. FRS19 is required to be implemented in the 2002 financial
      The standard is not expected to have a material impact on implementation.

Effects on net income of material differences between UK and Dutch GAAP and US GAAP



                                                       2000  1999  1998
                                                       'L'm  'L'm  'L'm
                                                       ----  ----  ----

Net income/(loss) under UK and Dutch GAAP . . . . . .    33   (63)  772
US GAAP adjustments:
 Amortisation of goodwill and other intangible assets   (78)  (83) (477)
 Deferred taxation. . . . . . . . . . . . . . . . . .    85    67    77
 Pensions . . . . . . . . . . . . . . . . . . . . . .    22     6    30
 Other items. . . . . . . . . . . . . . . . . . . . .    (2)  ---    (4)
                                                       ----  ----  ----
Net income/(loss) under US GAAP . . . . . . . . . . .    60   (73)  398
                                                       ====  ====  ====
Analysed:
 Continuing operations. . . . . . . . . . . . . . . .    60   (73) (122)
 Discontinued operations
   --- income from operations . . . . . . . . . . . .   ---   ---    (1)
   --- gain on sales. . . . . . . . . . . . . . . . .   ---   ---   521
                                                       ----  ----  ----
Net income/(loss) under US GAAP . . . . . . . . . . .    60   (73)  398
                                                       ====  ====  ====

Effects>on combined shareholders' funds of material differences between UK and Dutch GAAP and US GAAP




                                                      2000   1999
                                                      'L'm   'L'm
                                                      -----  -----

            Combined shareholders' funds under UK and Dutch GAAP 3,041 1,855 US
GAAP adjustments:
 Goodwill and other intangible assets  . . . . . . .    604    553
 Deferred taxation . . . . . . . . . . . . . . . . .   (203)  (180)
 Pensions  . . . . . . . . . . . . . . . . . . . . .     86     63
 Other items . . . . . . . . . . . . . . . . . . . .      2      5
 Ordinary dividends not declared in the period . . .    177    127
                                                      -----  -----
Combined shareholders' funds under US GAAP . . . . .  3,707  2,423
                                                      =====  =====

Additional information

Cash Flow Information


 Cash flows under UK and Dutch GAAP in respect of taxation, returns on investment, dividends received from joint ventures and servicing of finance would be included within operating activities under SFAS 95. Under SFAS 95 cash is aggregated for cash flow statements with cash equivalents, being short term investments with original maturities of three months or less.

 Under US GAAP, the following amounts would be reported:



                                                                      2000   1999 1998
                                                                      'L'm   'L'm 'L'm
                                                                      -----  ---- ----

Net cash provided by operating activities (including joint ventures)    605   584  501
Net cash used in investing activities. . . . . . . . . . . . . . . .   (899) (286)(478)
Net cash provided/(used) in financing activities . . . . . . . . . .  1,531  (341)(428)
                                                                      -----  ---- ----
Net increase/(decrease) in cash and cash equivalents . . . . . . . .  1,237   (43)(405)
                                                                      =====  ==== ====
Reconciliation of cash and cash equivalents:
 Cash under UK and Dutch GAAP  . . . . . . . . . . . . . . . . . . .     85    79   26
 Current asset investments with original maturity within 3 months  .  1,509   268  394
                                                                      -----  ---- ----
Cash and cash equivalents under US GAAP. . . . . . . . . . . . . . .  1,594   347  420
                                                                      =====  ==== ====

Comprehensive Income Information


 SFAS 130: Reporting Comprehensive Income, requires that all items that are required to be recognised as components of comprehensive income under US accounting standards are reported in a separate financial statement. Under US GAAP, the comprehensive gain for the year ended 31 December 2000 would be 'L'182m (1999 'L'(46)m; 1998 'L'389m). Comprehensive income under US GAAP comprises net income for the financial year, adjustments to the fair value of marketable securities and exchange translation differences.


 Under US GAAP, the following amounts would be reported:


                                           2000  1999 1998
                                           'L'm  'L'm 'L'm
                                           ----  ---- ----

Net income/(loss) under US GAAP . . . . .    60   (73) 398
Unrealised gains on marketable securities
 --- arising in the year. . . . . . . . .   ---     1   11
 --- recognised in net income/(loss). . .   ---    (3)  (7)
Exchange translation differences. . . . .   122    29  (13)
                                           ----  ---- ----
Comprehensive income/(loss) under US GAAP   182   (46) 389
                                           ====  ==== ====

Pensions-- UK Scheme

 Reed Elsevier operates a number of pension schemes around the world. The major schemes are of a defined benefit type with assets held in separate trustee administered funds.


 The most significant scheme is the main UK scheme which covers the majority of UK employees. The main UK pension scheme is much more significant than the other Reed Elsevier pension schemes because it includes substantial numbers of pensioners and deferred pensioners retained when the manufacturing business of Reed International were divested in the late 1980s.

 The scheme is funded to cover future pension liabilities, including expected future earnings and pension increases, in respect of service up to the balance sheet date. The net pension costs/(credits) in respect of this scheme calculated in accordance with SFAS 87 were as follows:



                                                   2000  1999 1998
                                                   'L'm  'L'm 'L'm
                                                   ----  ---- ----

Service costs --- benefits earned during the year    36    34   22
Interest cost on projected benefit obligations  .    67    66   68
Expected return on plan assets. . . . . . . . . .  (103)  (99)(102)
Net amortisation and deferral . . . . . . . . . .   (15)   (6) (21)
                                                   ----  ---- ----
Net periodic pension credits. . . . . . . . . . .   (15)   (5) (33)
                                                   ====  ==== ====

 The following table sets forth the funded status under SFAS 87 of the main UK scheme:


                                     2000    1999    1998
                                     'L'm    'L'm    'L'm
                                    ------  ------  ------

Projected benefit obligation . . .  (1,259) (1,301) (1,205)
Plan assets at fair value. . . . .   1,747   1,776   1,530
                                    ------  ------  ------
Excess of plan assets. . . . . . .     488     475     325
 Unrecognised net gain . . . . . .    (272)   (269)   (120)
 Unrecognised net transition asset     (34)    (43)    (51)
 Unrecognised prior service cost .      15      19      23
                                    ------  ------  ------
Prepaid pension cost . . . . . . .     197     182     177
                                    ======  ======  ======




                                                        2000  1999   1998
                                                        'L'm  'L'm   'L'm
                                                       -----  -----  -----

Projected benefit obligation
Balance at 1 January. . . . . . . . . . . . . . . . .  1,301  1,205    924
 Service cost . . . . . . . . . . . . . . . . . . . .     36     34     22
 Interest cost. . . . . . . . . . . . . . . . . . . .     67     66     68
 Prior service cost . . . . . . . . . . . . . . . . .      4    ---     20
 Plan amendments. . . . . . . . . . . . . . . . . . .    ---    ---    ---
 Actuarial (gain)/loss. . . . . . . . . . . . . . . .    (91)    55    288
 Contributions. . . . . . . . . . . . . . . . . . . .    ---      3      4
 Disbursements. . . . . . . . . . . . . . . . . . . .    (58)   (62)   (46)
 Settlement and curtailment on disposal of businesses    ---    ---    (75)
                                                       -----  -----  -----
Balance at 31 December. . . . . . . . . . . . . . . .  1,259  1,301  1,205
                                                       =====  =====  =====

                                                        2000  1999   1998
                                                        'L'm  'L'm   'L'm
                                                       -----  -----  -----

Fair value of assets
Balance at 1 January. . . . . . . . . . . . . . . . .  1,776  1,530  1,462
 Actual return. . . . . . . . . . . . . . . . . . . .     25    305    221
 Contributions. . . . . . . . . . . . . . . . . . . .      4      3      4
 Disbursements. . . . . . . . . . . . . . . . . . . .    (58)   (62)   (46)
 Settlement and curtailment on disposal of businesses    ---    ---   (111)
                                                       -----  -----  -----
Balance at 31 December. . . . . . . . . . . . . . . .  1,747  1,776  1,530
                                                       =====  =====  =====


                                                       2000  1999  1998
                                                       'L'm  'L'm  'L'm
                                                       ----  ----  ----

Prepaid pension cost
Balance at 1 January. . . . . . . . . . . . . . . . .   182   177   159
 Net periodic credit. . . . . . . . . . . . . . . . .    15     5    33
 Settlement and curtailment on disposal of businesses   ---   ---   (15)
                                                       ----  ----  ----
Balance at 31 December. . . . . . . . . . . . . . . .   197   182   177
                                                       ====  ====  ====

 The principal assumptions used were:



                   2000   1999   1998
                   'L'm   'L'm   'L'm
                   -----  ----- -----

Discount rate . .  5.90%  5.25% 7.00%
Salary increases   4.70%  5.00% 5.50%
Investment return  6.20%  6.50% 8.00%
Pension increases  2.70%  3.00% 3.50%

 Plan assets are invested primarily in equities, index-linked securities and liquid assets.


Pensions-- US Schemes

 The main US pension schemes cover approximately 14,000 of the US employees. The benefits are based on years of service and the employees' compensation. The funding policy is to contribute at least the minimum amount required by law. The net pension costs/(credits) in respect of this scheme calculated in accordance with SFAS 87 were as follows:



                                                   2000  1999 1998
                                                   'L'm  'L'm 'L'm
                                                   ----  ---- ----

Service costs --- benefits earned during the year    18    18   13
Interest cost on projected benefit obligations  .    15    12   11
Expected return on plan assets. . . . . . . . . .   (16)  (14) (17)
Net amortisation and deferral . . . . . . . . . .    (1)  ---    4
Recognised net actuarial loss . . . . . . . . . .    (1)  ---  ---
                                                   ----  ---- ----
Net periodic pension cost . . . . . . . . . . . .    15    16   11
                                                   ====  ==== ====

 The following table sets forth the funded status under SFAS 87 of the principal US schemes including unfunded non-qualifying plans:


                                  2000  1999  1998
                                 'L'm 'L'm 'L'm
                                  ----  ----  ----

Projected benefit obligation . .  (202) (159) (167)
Plan assets at fair value. . . .   184   175   160
                                  ----  ----  ----
(Deficit)/excess of plan assets    (18)   16    (7)
 Unrecognised net actuarial gain   (20)  (48)  (20)
 Unrecognised prior service cost    (8)   (9)  ---
                                  ----  ----  ----
Accrued pension cost . . . . . .   (46)  (41)  (27)
                                  ====  ====  ====


                                   2000  1999  1998
                                   'L'm  'L'm  'L'm
                                   ----  ----  ----

Projected benefit obligation
Balance at 1 January. . . . . . .   159   167   141
 Service cost . . . . . . . . . .    18    18    13
 Interest cost. . . . . . . . . .    15    12    11
 Plan amendments. . . . . . . . .     1   ---    (6)
 Actuarial loss/(gain). . . . . .    13   (29)   15
 Divestitures . . . . . . . . . .    (7)  ---   ---
 Disbursements. . . . . . . . . .   (11)   (9)   (7)
 Exchange translation adjustments    14   ---   ---
                                   ----  ----  ----
Balance at 31 December. . . . . .   202   159   167
                                   ====  ====  ====

                                   2000  1999  1998
                                   'L'm  'L'm  'L'm
                                   ----  ----  ----

Fair value of assets
Balance at 1 January. . . . . . .   175   160   143
 Actual return. . . . . . . . . .     1    20    17
 Contributions. . . . . . . . . .    12     4     7
 Divestitures . . . . . . . . . .    (8)  ---   ---
 Disbursements. . . . . . . . . .   (11)   (9)   (7)
 Exchange translation adjustments    15   ---   ---
                                   ----  ----  ----
Balance at 31 December. . . . . .   184   175   160
                                   ====  ====  ====


                                   2000  1999  1998
                                   'L'm  'L'm  'L'm
                                   ----  ----  ----

Accrued pension cost
Balance at 1 January. . . . . . .   (41)  (27)  (19)
 Additional obligations . . . . .   ---    (2)   (4)
 Net periodic cost. . . . . . . .   (15)  (16)  (11)
 Contributions. . . . . . . . . .    12     4     7
 Exchange translation adjustments    (2)  ---   ---
                                   ----  ----  ----
Balance at 31 December. . . . . .   (46)  (41)  (27)
                                   ====  ====  ====

 The principal assumptions used were:



                        2000            1999           1998
                        'L'm            'L'm           'L'm
                    -------------   -------------  -------------

Discount rate . .      7.50%           8.00%           6.75%
Salary increases   4.00% to 5.00%  4.50% to 5.00% 4.50% to 5.00%
Investment return      9.00%           9.25%           9.50%

 Plan assets are invested primarily in listed stocks and US bonds.

Borrowings



                                                        2000   1999
                                                        'L'm   'L'm
                                                        -----  ----

            Bank loans, overdrafts and commercial paper Drawn under facilities expiring in year to 31 December
 2000  . . . . . . . . . . . . . . . . . . . . . . . .    ---    65
 2001  . . . . . . . . . . . . . . . . . . . . . . . .    165   ---
Commercial paper . . . . . . . . . . . . . . . . . . .  1,230   902
                                                        -----  ----
Total. . . . . . . . . . . . . . . . . . . . . . . . .  1,395   967
                                                        =====  ====


       >


                                              Year end
                                           interest rates 2000  1999
                                Currency         %        'L'm  'L'm
                                 --------   ------------- ----  ----

Other loans and finance leases
Private placement 2000 . . . .  US dollar            9.71  ---    62
Public notes 2000. . . . . . .  US dollar            6.63  ---    93
Private placement 2003 . . . .  US dollar            8.50   84    77
Public notes 2005. . . . . . .  US dollar            7.00  101    93
Loans Notes 2005 . . . . . . .   Sterling            6.05   20   ---
Swiss Domestic Bond 2007 . . .  US dollar            7.05  201   ---
Private placement 2023 . . . .  US dollar            6.63  101    93
Public debentures 2025 . . . .  US dollar            7.50  101    93
Finance leases . . . . . . . .    Various         Various   17    18
Miscellaneous. . . . . . . . .       Euro         Various    7    10
                                                          ----  ----
Total. . . . . . . . . . . . .                             632   539
                                                          ====  ====

 Interest rates disclosed above are those on the underlying borrowings and do not take account of net interest on interest rate swaps (see note 24).



                                Bank loans,
                               overdrafts and  Other loans
                                 commercial    and finance
                                   paper         leases    Total
                                    'L'm          'L'm      'L'm
                                -------------   ---------- -----

Analysis by year of repayment
Within 1 year . . . . . . . .           1,395            9 1,404
                                -------------   ---------- -----
Within 1 to 2 years . . . . .             ---            7     7
Within 2 to 3 years . . . . .             ---           85    85
Within 3 to 4 years . . . . .             ---          ---   ---
Within 4 to 5 years . . . . .             ---          121   121
Thereafter. . . . . . . . . .             ---          410   410
                                -------------   ---------- -----
                                          ---          623   623
                                -------------   ---------- -----
Total . . . . . . . . . . . .           1,395          632 2,027
                                =============   ========== =====



                                               Expiring       Expiring
                                             within 1 year  after 1 year Total
                                                 'L'm           'L'm      'L'm
                                              ------------   ----------- -----

Undrawn bank facilities at 31 December 2000
Overdraft . . . . . . . . . . . . . . . . .             73           ---    73
Uncommitted lines of credit . . . . . . . .            129           ---   129
Undrawn committed facilities. . . . . . . .          2,389         2,108 4,497

 Of the 'L'2,108m undrawn committed facilities expiring after one year, 'L'158m was utilised by way of letters of credit which support short term borrowings.

 Of the undrawn credit facilities at 31 December 2000, 'L'3,154m relates to facilities put in place in anticipation of the acquisition of Harcourt ('L'2,148 expires with one year, 'L'1,007m expires after one year).


 The committed facilities are subject to covenants which restrict gross borrowings and secured borrowings by reference to Reed Elsevier's combined earnings before exceptional items, interest, tax, depreciation and amortisation. There is also a covenant restricting the ability to dispose of a substantial proportion of assets (except for full consideration) if such disposal materially and adversely affects the Reed Elsevier's combined net assets or combined attributable profit.



                                                   2000  1999
                                                   'L'm  'L'm
                                                   ----  ----

Short term loans, overdrafts and commercial paper
Weighted average interest rate during year. . . .  6.1%  5.0%
Year end weighted average interest rate . . . . .  6.2%  5.7%

 The weighted average interest rate for the year was computed by dividing actual interest expense for the year by the average month-end amounts outstanding for short term bank loans and commercial paper.

                                   SCHEDULE II

VALUATION AND QUALIFYING ACCOUNTS



                                        Balance                                    Balance
                                     at beginning  Cost and    Other                at end
                                        of year    expenses  movements Deductions  of year
                                         'L'm        'L'm      'L'm       'L'm       'L'm
                                      -----------  --------  --------- ----------  -------

Year ended 31 December 1998
 Allowance for doubtful receivables            39        18          1        (13)      45
Year ended 31 December 1999
 Allowance for doubtful receivables            45        14        ---        (13)      46
Year ended 31 December 2000
 Allowance for doubtful receivables            46        18          2        (19)      47

Year ended 31 December 1998
 Provisions against stocks. . . . .            40         9        ---        (10)      39
Year ended 31 December 1999
 Provisions against stocks. . . . .            39         5        ---         (2)      42
Year ended 31 December 2000
 Provisions against stocks. . . . .            42         6        ---         (5)      43


                            REED INTERNATIONAL P.L.C.
                        CONSOLIDATED FINANCIAL STATEMENTS

                        REPORT OF INDEPENDENT ACCOUNTANTS

 To the Board of Directors and Shareholders of Reed International P.L.C.


 We have audited the accompanying consolidated balance sheets as of 31 December 2000 and 1999, and the related consolidated profit and loss accounts and statements of total recognised gains and losses, changes in shareholders' funds and cash flows for the three years ended 31 December 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.


 We conducted our audits in accordance with auditing standards generally accepted in the United Kingdom and the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

 In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Reed International P.L.C. and its subsidiaries at 31 December 2000 and 1999 and the results of their operations and their cash flows for the three years ended 31 December 2000 in conformity with accounting principles generally accepted in the United Kingdom (which differ in certain material respects from generally accepted accounting principles in the United States of America --- see note 23).




 DELOITTE & TOUCHE
Chartered Accountants & Registered Auditors
London, England
21 February 2001

                            REED INTERNATIONAL P.L.C.
                      CONSOLIDATED PROFIT AND LOSS ACCOUNT
                       FOR THE YEAR ENDED 31 DECEMBER 2000



                                                                   2000   1999    1998
                                                            Note   'L'm   'L'm    'L'm
                                                                  ------ ------  ------

Turnover
Including share of turnover of joint ventures. . . . . . .         1,994  1,793   1,688
Less: share of turnover of joint ventures. . . . . . . . .        (1,994)(1,793) (1,688)
                                                                  ------ ------  ------
                                                                     ---    ---     ---
                                                                  ------ ------  ------
Administrative expenses. . . . . . . . . . . . . . . . . .            (1)    (1)     (1)
                                                                  ------ ------  ------
Operating loss (before joint ventures) . . . . . . . . . .     5      (1)    (1)     (1)
                                                                  ------ ------  ------
Share of operating profit of joint ventures
 Before amortisation and exceptional items . . . . . . . .     3     414    414     419
 Amortisation of goodwill and intangible assets  . . . . .          (248)  (197)   (176)
 Exceptional items . . . . . . . . . . . . . . . . . . . .           (60)  (126)    (42)
                                                                  ------ ------  ------
                                                                     106     91     201
                                                                  ------ ------  ------
Operating profit including joint ventures. . . . . . . . .           105     90     200
                                                                  ------ ------  ------
Non operating exceptional items. . . . . . . . . . . . . .     5     ---    ---      (5)
Share of non operating exceptional items of joint ventures     3      45      4     366
                                                                  ------ ------  ------
                                                                      45      4     361
                                                                  ------ ------  ------
Net interest
 Group . . . . . . . . . . . . . . . . . . . . . . . . . .     8       5      3       5
 Share of net interest of joint ventures . . . . . . . . .           (59)   (46)    (26)
                                                                  ------ ------  ------
                                                                     (54)   (43)    (21)
                                                                  ------ ------  ------
Profit on ordinary activities before taxation. . . . . . .            96     51    (144)
Tax on profit on ordinary activities . . . . . . . . . . .     9     (85)   (90)
 UK corporation tax  . . . . . . . . . . . . . . . . . . .            (2)     5      (1)
 Share of tax of joint ventures  . . . . . . . . . . . . .           (83)   (95)   (143)

                                                                  ------ ------  ------
Profit/(loss) attributable to ordinary shareholders  . . .            11    (39)    396
Ordinary dividends paid and proposed . . . . . . . . . . .    10    (123)  (116)   (172)
                                                                  ------ ------  ------
Retained (loss)/profit taken to reserves . . . . . . . . .          (112)  (155)    224
                                                                  ====== ======  ======
Adjusted figures
 Profit before tax . . . . . . . . . . . . . . . . . . . .    11     365    376     409
 Profit attributable to ordinary shareholders  . . . . . .    11     270    279     302
                                                                  ====== ======  ======



 Adjusted figures, which exclude the amortisation of goodwill and intangible assets, exceptional items and related tax effects, are presented as additional performance measures.



                                                                  2000   1999   1998
                                                            Note  pence  pence pence
                                                                  -----  ----- -----

Earnings per ordinary share (EPS)
 Basic EPS . . . . . . . . . . . . . . . . . . . . . . . .    12    1.0   (3.4) 34.7
 Diluted EPS . . . . . . . . . . . . . . . . . . . . . . .    12    1.0   (3.4) 34.6
 EPS based on 52.9% economic interest in the Reed Elsevier
   combined businesses . . . . . . . . . . . . . . . . . .    12    1.5   (2.9) 35.7
 Adjusted EPS. . . . . . . . . . . . . . . . . . . . . . .    12   23.3   24.4  26.4
                                                                  =====  ===== =====


 The above amounts derive from continuing activities.







 The accompanying notes on pages F-46 to F-56 are an integral part of these consolidated financial statements

                            REED INTERNATIONAL P.L.C.
                        CONSOLIDATED CASH FLOW STATEMENT
                       FOR THE YEAR ENDED 31 DECEMBER 2000



                                                                    2000  1999 1998
                                                              Note  'L'm  'L'm 'L'm
                                                                    ----  ---- ----

Net cash outflow from operating activities . . . . . . . . .    13    (1)   (2)  (5)
Dividends received from Reed Elsevier plc. . . . . . . . . .          97   172  171
                                                                    ----  ---- ----
 Interest received . . . . . . . . . . . . . . . . . . . . .           4     3    5
                                                                    ----  ---- ----
Returns on investments and servicing of finance. . . . . . .           4     3    5
                                                                    ----  ---- ----
Taxation . . . . . . . . . . . . . . . . . . . . . . . . . .          (1)    7   (1)
                                                                    ----  ---- ----
Ordinary dividends paid. . . . . . . . . . . . . . . . . . .         (98) (173)(169)
                                                                    ----  ---- ----
Cash inflow before changes in short term investments
 and financing . . . . . . . . . . . . . . . . . . . . . . .           1     7    1


(Increase)/decrease in short term investments. . . . . . . .    13  (431)    2  ---

 Issue of ordinary shares. . . . . . . . . . . . . . . . . .         709   ---   14
 Increase in net funding balances to Reed Elsevier plc group    13  (279)   (9) (15)
                                                                    ----  ---- ----
Financing. . . . . . . . . . . . . . . . . . . . . . . . . .         430    (9)  (1)
                                                                    ----  ---- ----
Change in net cash . . . . . . . . . . . . . . . . . . . . .         ---   ---  ---
                                                                    ====  ==== ====



 The accompanying notes on pages F-46 to F-56 are an integral part of these con- solidated financial statements

                            REED INTERNATIONAL P.L.C.
           CONSOLIDATED STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES
                       FOR THE YEAR ENDED 31 DECEMBER 2000



                                                     2000  1999 1998
                                                     'L'm  'L'm 'L'm
                                                     ----  ---- ----

Profit/(loss) attributable to ordinary shareholders    11   (39) 396
Exchange translation differences. . . . . . . . . .    60     9   (2)
                                                     ----  ---- ----
Total recognised gains and losses for the year. . .    71   (30) 394
                                                     ====  ==== ====


 Recognised gains and losses include gains of 'L'75m (1999 losses of 'L'37m, 1998 gains of 'L'396m) in respect of joint ventures.


                      RECONCILIATION OF SHAREHOLDERS' FUNDS
                       FOR THE YEAR ENDED 31 DECEMBER 2000



                                                        Consolidated
                                                     ------------------
                                                     2000   1999   1998
                                                     'L'm   'L'm   'L'm
                                                     -----  ----- -----

Profit/(loss) attributable to ordinary shareholders     11    (39)  396
Ordinary dividends paid and proposed. . . . . . . .   (123)  (116) (172)
Issue of ordinary shares, net of expenses . . . . .    708      4    14
Redemption of preference shares . . . . . . . . . .    ---     (4)  ---
Exchange translation differences. . . . . . . . . .     60    ---   ---
Equalisation adjustments. . . . . . . . . . . . . .    (28)     9    (6)
                                                     -----  ----- -----
Net increase/(decrease) in shareholders' funds. . .    628   (146)  232
Shareholders' funds at 1 January. . . . . . . . . .    981  1,127   895
                                                     -----  ----- -----
Shareholders' funds at 31 December. . . . . . . . .  1,609    981 1,127
                                                     =====  ===== =====



 The accompanying notes on pages F-46 to F-56 are an integral part of these con- solidated financial statements

                            REED INTERNATIONAL P.L.C.
                           CONSOLIDATED BALANCE SHEET
                             AS AT 31 DECEMBER 2000



                                                                     2000   1999
                                                         Note   'L'm   'L'm
                                                               ------ ------

Fixed assets
Investment in joint ventures:                              14
 Share of gross assets  . . . . . . . . . . . . . . . .         3,534  2,825
 Share of gross liabilities . . . . . . . . . . . . . .        (2,733)(1,968)
                                                               ------ ------
 Share of net assets  . . . . . . . . . . . . . . . . .           801    857
                                                               ------ ------
Current assets
Debtors . . . . . . . . . . . . . . . . . . . . . . . .    15     513    233
Short term investments. . . . . . . . . . . . . . . . .           431    ---
                                                               ------ ------
                                                                  944    233
Creditors: amounts falling due within one year. . . . .    16    (100)   (73)
                                                               ------ ------
Net current assets. . . . . . . . . . . . . . . . . . .           844    160
                                                               ------ ------
Total assets less current liabilities . . . . . . . . .         1,645  1,017
Creditors: amounts falling due after more than one year    17     (36)   (36)
                                                               ------ ------
Net assets. . . . . . . . . . . . . . . . . . . . . . .         1,609    981
                                                               ====== ======
Capital and reserves
Called up share capital . . . . . . . . . . . . . . . .    18     158    143
Share premium account . . . . . . . . . . . . . . . . .    20     926    233
Capital redemption reserve. . . . . . . . . . . . . . .    20       4      4
Profit and loss reserve . . . . . . . . . . . . . . . .    20     521    601
                                                               ------ ------
Shareholders' funds . . . . . . . . . . . . . . . . . .         1,609    981
                                                               ====== ======



 The accompanying notes on pages F-46 to F-56 are an integral part of these con-
                         solidated financial statements

REED INTERNATIONAL P.L.C.

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


1.    Basis of financial statements


 On 1 January 1993 Reed International and Elsevier contributed their businesses to two companies, Reed Elsevier plc and Elsevier Reed Finance BV. Reed Elsevier plc, which owns all the publishing and information businesses, is incorporated in England and Elsevier Reed Finance BV, which owns the financing and treasury companies, is incorporated in the Netherlands. Reed International and Elsevier each hold a 50% interest in Reed Elsevier plc. Reed International holds a 39% interest in Elsevier Reed Finance BV with Elsevier holding a 61% interest. Reed International additionally holds an indirect equity interest in Elsevier, reflecting the arrangements entered into between Reed International and Elsevier at the time of the merger, which determined the equalisation ratio whereby one Elsevier ordinary share is, in broad terms, intended to confer equivalent economic interests to 1.538 Reed International ordinary shares.

 Under the equalisation arrangements Reed International shareholders have a 52.9% economic interest in the Reed Elsevier combined businesses and Elsevier shareholders (other than Reed International) have a 47.1% interest. Holders of ordinary shares in Reed International and Elsevier enjoy substantially equivalent dividend and capital rights with respect to their ordinary shares.


2.    Accounting policies

Basis of preparation


 The consolidated financial statements have been prepared under the historical cost convention in accordance with UK GAAP. These principles differ in certain significant respects from US GAAP; see note 23. Amounts in the financial statements are stated in pounds sterling ("'L"').


 The accounting policies adopted in the preparation of the combined financial statements are set out in note 2 to the Reed Elsevier combined financial statements.

Determination of profit


 The Reed International share of the Reed Elsevier combined results has been calculated on the basis of the 52.9% economic interest of the Reed International shareholders in the Reed Elsevier combined businesses, after taking account of results arising in Reed International and its subsidiary undertakings. Dividends paid to Reed International and Elsevier shareholders are equalised at the gross level inclusive of the UK tax credit received by certain Reed International shareholders. In the financial statements, an adjustment is required to equalise the benefit of the tax credit between the two sets of shareholders in accordance with the equalisation agreement. This equalisation adjustment arises only on dividends paid by Reed International to its shareholders and reduces the attributable earnings of the company by 47.1% of the total amount of the tax credit.

Basis of valuation of assets and liabilities


 Reed International's 52.9% economic interest in the net assets of the Reed Elsevier combined businesses has been shown on the balance sheet as interests in joint ventures, net of the assets and liabilities reported as part of Reed International and its subsidiary undertakings. Joint ventures are accounted for using the gross equity method.


Translation of foreign currencies into sterling

 Profit and loss items are translated at average exchange rates. In the consolidated balance sheet, assets and liabilities are translated at rates ruling at the balance sheet date or contracted rates where applicable. The gains or losses relating to the retranslation of Reed International's 52.9% economic interest in the net assets of the combined businesses are taken directly to reserves.


Taxation

 Deferred taxation is provided in full for timing differences using the liability method. No provision is made for tax which might become payable on the distribution of retained profits by foreign subsidiaries or joint ventures unless there is an intention to distribute such retained earnings giving rise to a charge. Deferred tax assets are only recognised to the extent that they are recoverable in the short term. Deferred taxation balances are not discounted.

3.    Income from interests in joint ventures



                                                                               2000  1999 1998
                                                                               'L'm  'L'm 'L'm
                                                                               ----  ---- ----

Share of operating profit before amortisation and exceptional items (based on
 52.9% economic interest in the Reed Elsevi er combined businesses) . . . . .   419   419  430
Effect of tax credit equalisation on distributed earnings (see note 4). . . .    (6)   (6) (12)
Items consolidated within Reed International group. . . . . . . . . . . . . .     1     1    1
                                                                               ----  ---- ----
                                                                                414   414  419
                                                                               ====  ==== ====
Share of non operating exceptional items
Reed Elsevier combined results (52.9%). . . . . . . . . . . . . . . . . . . .    45     4  361
Items consolidated within Reed International group (see note 5) . . . . . . .   ---   ---    5
                                                                               ----  ---- ----
                                                                                 45     4  366
                                                                               ====  ==== ====

 Segmental analysis of the Reed Elsevier combined results is shown in the Reed Elsevier combined financial statements.

4.    Effect of tax credit equalisation on distributed earnings


 The equalisation adjustment arises only on dividends paid by Reed International to its shareholders and reduces the earnings of the company by 47.1% of the total amount of the tax credit, as set out in the accounting policies on page F-46.


5.    Operating loss

 The operating loss comprises administrative expenses and includes 'L'255,000 (1999 'L'510,000; 1998 'L'388,000) paid in the year to Reed Elsevier plc under a contract for the services of directors and administrative support. The company has no employees (1999 nil; 1998 nil).


 Exceptional costs of 'L'5m were paid to Reed Elsevier plc in 1998, in respect of professional fees and other expenses relating to the abandoned merger of the Reed International, Elsevier and Wolters Kluwer businesses.

6.    Auditors' remuneration


 Audit fees payable for the group were 'L'22,000 (1999 'L'21,000; 1998 'L'21,000). Non audit fees payable by the company to its auditors in connection with the share offering were 'L'350,000 (1999 'L'nil; 1998 'L'164,000).


7.    Directors' emoluments

 Information on directors' remuneration, share options, longer term incentive plans, pension contributions and entitlements is set out in Item 6: Directors, Senior Management and Employees and forms part of these financial statements.


8.    Net interest



                                        2000  1999  1998
                                        'L'm  'L'm  'L'm
                                        ----  ----  ----

Interest payable and similar charges
 On loans from Reed Elsevier plc group   ---    (4)   (4)
Interest receivable and similar income
 On short term investments . . . . . .     2   ---   ---
 On loans to Reed Elsevier plc group .     3     7     9
                                        ----  ----  ----
Net interest income. . . . . . . . . .     5     3     5
                                        ====  ====  ====

9.    Tax on profit on ordinary activities



                                            2000  1999  1998
                                            'L'm  'L'm  'L'm
                                            ----  ----  ----

UK corporation tax . . . . . . . . . . . .     2    (5)    1
Share of tax arising in joint ventures:
 Before amortisation and exceptional items    94   103   106
 On amortisation and exceptional items . .   (11)   (8)   37
                                            ----  ----  ----
Total. . . . . . . . . . . . . . . . . . .    85    90   144
                                            ====  ====  ====

 UK corporation tax has been provided at 30.00% (1999 30.25%; 1998 31.0%).

 The share of tax arising in joint ventures in 2000 and 1999 is high as a proportion of the share of profit before tax principally due to non-tax deductible amortisation and the non-recognition of potential deferred tax assets.


10.   Dividends



                                    2000   1999   1998
                                    'L'm   'L'm   'L'm
                                    -----  ----- -----

Interim. . . . . . . . . . . . . .     35     53    52
Final (2000 proposed). . . . . . .     88     63   120
                                    -----  ----- -----
Total. . . . . . . . . . . . . . .    123    116   172
                                    =====  ===== =====
                                    2000   1999   1998
                                    pence  pence pence
                                    -----  ----- -----
Ordinary shares of 12.5 pence each
 Interim . . . . . . . . . . . . .   3.10   4.60  4.60
 Final (2000 proposed) . . . . . .   6.90   5.40 10.40
                                    -----  ----- -----
Total. . . . . . . . . . . . . . .  10.00  10.00 15.00
                                    =====  ===== =====

11.   Adjusted figures



                                                                             2000  1999 1998
                                                                             'L'm  'L'm 'L'm
                                                                             ----  ---- ----

Profit before tax . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    96    51  540
Effect of tax credit equalisation on distributed earnings . . . . . . . . .     6     6   12
                                                                             ----  ---- ----
Profit before tax based on 52.9% economic interest in the Reed Elsevier
 combined businesses  . . . . . . . . . . . . . . . . . . . . . . . . . . .   102    57  552
Adjustments:
 Amortisation of goodwill and intangible assets . . . . . . . . . . . . . .   248   197  176
 Exceptional items  . . . . . . . . . . . . . . . . . . . . . . . . . . . .    15   122 (319)
                                                                             ----  ---- ----
Adjusted profit before tax. . . . . . . . . . . . . . . . . . . . . . . . .   365   376  409
                                                                             ====  ==== ====

Profit/(loss) attributable to ordinary shareholders . . . . . . . . . . . .    11   (39) 396
Effect of tax credit equalisation on distributed earnings . . . . . . . . .     6     6   12
                                                                             ----  ---- ----
Profit/(loss) attributable to ordinary shareholders based on 52.9% economic
 interest in the Reed Elsevier combined bus inesses . . . . . . . . . . . .    17   (33) 408
Adjustments:
 Amortisation of goodwill and intangible assets . . . . . . . . . . . . . .   248   197  176
 Exceptional items  . . . . . . . . . . . . . . . . . . . . . . . . . . . .     5   115 (282)
                                                                             ----  ---- ----
Adjusted profit attributable to ordinary shareholders . . . . . . . . . . .   270   279  302
                                                                             ====  ==== ====


                                                                        2000   1999   1998
                                                                        pence  pence pence
                                                                        -----  ----- -----

Basic earnings/(loss) per ordinary share . . . . . . . . . . . . . . .    1.0   (3.4) 34.7
Effect of tax credit equalisation on distributed earnings. . . . . . .    0.5    0.5   1.0
                                                                        -----  ----- -----
Earnings/(loss) per share based on 52.9% economic interest in the Reed
 Elsevier combined businesses  . . . . . . . . . . . . . . . . . . . .    1.5   (2.9) 35.7
Adjustments:
 Amortisation of goodwill and intangible assets  . . . . . . . . . . .   21.4   17.2  15.4
 Exceptional items . . . . . . . . . . . . . . . . . . . . . . . . . .    0.4   10.1 (24.7)
                                                                        -----  ----- -----
Adjusted earnings per ordinary share . . . . . . . . . . . . . . . . .   23.3   24.4  26.4
                                                                        =====  ===== =====

12.   Earnings per ordinary share (EPS)



                                                                                            2000
                                                                               ------------------------------
                                                                                            Weighted
                                                                                         average number
                                                                               Earnings    of shares     EPS
                                                                                 'L'm      (millions)   pence
                                                                               --------   ------------- -----

Basic EPS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        11         1,156.4   1.0
Diluted EPS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        11         1,161.2   1.0
EPS based on 52.9% economic interest in the Reed Elsevier combined businesses        17         1,156.4   1.5
Adjusted EPS (see note 11). . . . . . . . . . . . . . . . . . . . . . . . . .       270         1,156.4  23.3
                                                                               ========   ============= =====

                                                                                            1999
                                                                               ------------------------------
                                                                                            Weighted
                                                                                         average number
                                                                               Earnings    of shares     EPS
                                                                                 'L'm      (millions)   pence
                                                                               --------   ------------- -----

Basic EPS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       (39)        1,145.1  (3.4)
Diluted EPS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       (39)        1,145.3  (3.4)
EPS based on 52.9% economic interest in the Reed Elsevier combined businesses       (33)        1,145.1  (2.9)
Adjusted EPS (see note 11). . . . . . . . . . . . . . . . . . . . . . . . . .       279         1,145.1  24.4
                                                                               ========   ============= =====


                                                                                            1998
                                                                               ------------------------------
                                                                                            Weighted
                                                                                         average number
                                                                               Earnings    of shares     EPS
                                                                                 'L'm      (millions)   pence
                                                                               --------   ------------- -----

Basic EPS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       396         1,142.6  34.7
Diluted EPS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       396         1,144.6  34.6
EPS based on 52.9% economic interest in the Reed Elsevier combined businesses       408         1,142.6  35.7
Adjusted EPS (see note 11). . . . . . . . . . . . . . . . . . . . . . . . . .       302         1,142.6  26.4
                                                                               ========   ============= =====

 The diluted EPS figures are calculated after taking account of the effect of share options.

13.   Cashflow statement



                                                                               2000  1999 1998
Reconciliation of operating profit to net cash flow from operating activities  'L'm  'L'm 'L'm
                                                                               ----  ---- ----

Operating loss  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    (1)   (1)  (1)
Non operating exceptional items . . . . . . . . . . . . . . . . . . . . . . .   ---   ---   (5)
Net movement in debtors and creditors . . . . . . . . . . . . . . . . . . . .   ---    (1)   1
                                                                               ----  ---- ----
Net cash outflow from operating activities. . . . . . . . . . . . . . . . . .    (1)   (2)  (5)
                                                                               ====  ==== ====


                                                  Net funding
                                  Short term    balances to Reed
                                  investments  Elsevier plc group Total
                                     'L'm             'L'm         'L'm
                                  -----------   ----------------- -----

Reconciliation of net borrowings
At 31 December 1997. . . . . . .            2                 173   175
Cash flow. . . . . . . . . . . .            o                  15    15
                                  -----------   ----------------- -----
At 31 December 1998. . . . . . .            2                 188   190
Cash flow. . . . . . . . . . . .           (2)                  9     7
                                  -----------   ----------------- -----
At 31 December 1999. . . . . . .            o                 197   197
Cash flow. . . . . . . . . . . .          431                 279   710
                                  -----------   ----------------- -----
At 31 December 2000. . . . . . .          431                 476   907
                                  ===========   ================= =====

14.   Fixed asset investments



                                          2000  1999
                                          'L'm  'L'm
                                          ----  -----

Investment in joint ventures
Share of operating profit. . . . . . . .   106     91
Share of non operating exceptional items    45      4
Share of net interest payable. . . . . .   (59)   (46)
                                          ----  -----
Share of profit before tax . . . . . . .    92     49
Share of taxation. . . . . . . . . . . .   (83)   (95)
                                          ----  -----
Share of profit/(loss) after tax . . . .     9    (46)
Dividends received . . . . . . . . . . .   (97)  (172)
Exchange translation differences . . . .    60      9
Equalisation adjustments . . . . . . . .   (28)   ---
                                          ----  -----
Net movement in the year . . . . . . . .   (56)  (209)

At 1 January . . . . . . . . . . . . . .   857  1,066
                                          ----  -----
At 31 December . . . . . . . . . . . . .   801    857
                                          ====  =====

 The investment in joint ventures comprises the group's share at the following amounts of:


                                                          2000    1999
                                                          'L'm    'L'm
                                                         ------  ------

Fixed assets. . . . . . . . . . . . . . . . . . . . . .   2,484   2,066
Current assets. . . . . . . . . . . . . . . . . . . . .   1,050     759
Creditors: amounts falling due within one year. . . . .  (2,200) (1,576)
Creditors: amounts falling due after more than one year    (462)   (328)
Provisions. . . . . . . . . . . . . . . . . . . . . . .     (68)    (60)
Minority interests. . . . . . . . . . . . . . . . . . .      (3)     (4)
                                                         ------  ------
Total . . . . . . . . . . . . . . . . . . . . . . . . .     801     857
                                                         ======  ======

 Included within share of current assets and creditors are cash and short term investments of 'L'412m (1999 'L'233m) and borrowings of 'L'1,072m (1999 'L'797m) respectively.

15.   Debtors



                                         Consolidated
                                         ------------
                                         2000   1999
                                         'L'm   'L'm
                                         -----  -----

Amounts owed by Reed Elsevier plc group    512    233
Other debtors . . . . . . . . . . . . .      1    ---
                                         -----  -----
Total . . . . . . . . . . . . . . . . .    513    233
                                         =====  =====

 Amounts falling due after more than one year are 'L'40m (1999 'L'40m). These amounts are denominated in sterling and earn interest at a fixed rate of 9.8% (1999 9.8%) for a duration of seven years (1999 eight years). At 31 December 2000 these amounts had a fair value of 'L'49m (1999 'L'44m).


16.   Creditors: amounts falling due within one year



                   Consolidated
                   ------------
                   2000   1999
                   'L'm   'L'm
                   -----  -----

Proposed dividend     88     63
Taxation. . . . .     10      9
Other creditors .      2      1
                   -----  -----
Total . . . . . .    100     73
                   =====  =====

17.   Creditors: amounts falling due after more than one year



                                         Consolidated
                                         ------------
                                         2000   1999
                                         'L'm   'L'm
                                         -----  -----

Amounts owed to Reed Elsevier plc group     36     36
                                         =====  =====

 These amounts are denominated in sterling and earn interest at a fixed rate of 10.5% (1999 10.5%) for a duration of five years (1999 six years). At 31 December 2000 these amounts had a fair value of 'L'43m (1999 'L'44m).

18.   Called up share capital



                                   Authorised  Issued and fully paid
                                   ----------   --------------------
                                      2000       2000        1999
                                      'L'm       'L'm        'L'm
                                   ----------  ---------   ---------

Ordinary shares of 12.5p each . .         158        158         143
Unclassified shares of 12.5p each          26        ---         ---
                                   ----------  ---------   ---------
Total . . . . . . . . . . . . . .         184        158         143
                                   ==========  =========   =========

 On 5 December 2000, the company issued 113,700,000 new 12.5 pence ordinary shares at 625 pence each following a joint international offering by Reed International and Elsevier. The purpose of the offering was to finance the proposed acquisition by Reed Elsevier of the Scientific, Technical and Medical business and the Schools Education and Testing businesses of Harcourt General, Inc. The nominal value of the shares issued by the company was 'L'14.2m and the net proceeds were 'L'694m.

 Details of shares issued under share option schemes are set out in note 19.


19.   Share option schemes

 Reed Elsevier plc operates a savings related share option scheme which is open to all UK employees of Reed Elsevier plc and participating companies under its control who are in employment on a predetermined date prior to the date of invitation. The following options have been granted over Reed International ordinary shares, and may be exercised at the end of the savings period at a price equivalent to not less than 80% of the market value of the Reed International ordinary shares at the time of grant.


 Transactions during the three financial periods ended 31 December 2000 were:



                                 Number of    Exercise
                                  ordinary      price
                                   shares      (pence)
                                 ----------  -----------

Outstanding at 31 December 1997   6,437,483
 Granted  . . . . . . . . . . .     881,830        499.2
 Exercised  . . . . . . . . . .  (2,032,556) 263.0-499.2
 Lapsed . . . . . . . . . . . .  (1,339,934)
                                 ----------
Outstanding at 31 December 1998   3,946,823
 Granted  . . . . . . . . . . .   1,251,005        430.0
 Exercised  . . . . . . . . . .    (663,233) 263.0-499.2
 Lapsed . . . . . . . . . . . .    (755,857)
                                 ----------
Outstanding at 31 December 1999   3,778,738
 Granted  . . . . . . . . . . .   2,542,410        336.2
 Exercised  . . . . . . . . . .    (824,500) 320.6-499.2
 Lapsed . . . . . . . . . . . .  (1,121,753)
                                 ----------
Outstanding at 31 December 2000   4,374,895
                                 ==========

 The above options will, upon exercise, be met by the issue of new Reed International ordinary shares. Options outstanding at 31 December 2000 were exercisable by 2006. 79,506 options had vested at 31 December 2000.

 Reed Elsevier plc operates an executive share option scheme and options are granted to selected full time employees of Reed Elsevier. Options are granted over Reed International ordinary shares, and are normally exercisable after three years and may be exercised up to ten years from the date of grant at a price equivalent to the market value of the Reed International ordinary shares at the time of grant.

 Transactions under the Reed Elsevier plc Executive Schemes and the Reed International Executive Schemes during the three financial periods ended 31 December 2000 were:



                                 Number of    Exercise
                                  ordinary      price
                                   shares      (pence)
                                 ----------  -----------

Outstanding at 31 December 1997  12,256,000
 Granted  . . . . . . . . . . .   1,125,400  523.0-611.0
 Exercised  . . . . . . . . . .  (2,067,200) 208.7-585.2
 Lapsed . . . . . . . . . . . .    (829,200)
                                 ----------
Outstanding at 31 December 1998  10,485,000
 Granted  . . . . . . . . . . .  14,522,906  424.0-537.5
 Exercised  . . . . . . . . . .    (468,900) 201.0-410.2
 Lapsed . . . . . . . . . . . .    (798,033)
                                 ----------
Outstanding at 31 December 1999  23,740,973
 Granted  . . . . . . . . . . .   3,401,931  436.5-700.0
 Exercised  . . . . . . . . . .  (2,295,145) 188.7-585.2
 Lapsed . . . . . . . . . . . .  (1,122,384)
                                 ----------
Outstanding at 31 December 2000  23,725,375
                                 ==========

<TheBabove outstanding options will, upon exercise, be met by the issue of new
Reed International ordinary shares. Options outstanding at 31 December 2000 were exercisable by 2010. 5,970,798 options had vested at 31 December 2000.


 During 2000 a total of 14,370,866 options were granted under the Reed Elsevier plc Senior Executive Long Term Incentive Scheme at prices ranging between 436.5p and 700p. Such options are exercisable from 1 January 2005 and the options will be met by the issue of new Reed International ordinary shares.


 Excluded from the above are options granted until 1999 under the Reed Elsevier plc Executive Share Option Schemes (No. 2) which, upon exercise, will be met by the Reed Elsevier Employee Benefit Trust (the "EBT") from shares purchased in the market. At 31 December 2000 there were 2,514,405 such options outstanding at exercise prices ranging between 424p and 677.25p. The EBT will also be used to satisfy nil cost options granted to certain senior executives. At 31 December
2000 there were 601,071 such options outstanding.


20.   Reserves




                                                                    Consolidated
                                              ------------------------------------------
                                                Share     Capital
                                              premium  redemption Profit and loss
                                              account     reserve         reserve  Total
                                                 'L'm        'L'm            'L'm   'L'm
                                              -------  ----------  --------------  -----

At 1 January 1998. . . . . . . . . . . . . .      215         ---             533    748
Issue of ordinary shares, net of expenses. .       14         ---             ---     14
Profit attributable to ordinary shareholders      ---         ---             396    396
Ordinary dividends paid and proposed . . . .      ---         ---            (172)  (172)
Exchange translation differences . . . . . .      ---         ---              (6)    (6)
                                              -------  ----------  --------------  -----
At 31 December 1998. . . . . . . . . . . . .      229         ---             751    980

Issue of ordinary shares, net of expenses. .        4         ---             ---      4
Redemption of preference shares. . . . . . .      ---           4              (4)   ---
Loss attributable to ordinary shareholders .      ---         ---             (39)   (39)
Ordinary dividends paid and proposed . . . .      ---         ---            (116)  (116)
Exchange translation differences . . . . . .      ---         ---               9      9
                                              -------  ----------  --------------  -----
At 31 December 1999. . . . . . . . . . . . .      233           4             601    838


Issue of ordinary shares, net of expenses. .      693         ---             ---    693
Profit attributable to ordinary shareholders      ---         ---              11     11
Ordinary dividends paid and proposed . . . .      ---         ---            (123)  (123)
Exchange translation differences . . . . . .      ---         ---              60     60
Equalisation adjustments . . . . . . . . . .      ---         ---             (28)   (28)
                                              -------  ----------  --------------  -----
At 31 December 2000. . . . . . . . . . . . .      926           4             521  1,451
                                              =======  ==========  ==============  =====

 Equalisation adjustments relate to equity accounting effects in respect of the proceeds of the joint international offering (see note 18).


 Reed International's share of the revenue reserves of the Reed Elsevier combined businesses is 'L'651m (1999 'L'710m).

21.   Contingent liabilities


 There are contingent liabilities in respect of borrowings of the Reed Elsevier plc group and Elsevier Reed Finance BV group guaranteed by Reed International as follows:



                                                2000   1999
                                                'L'm   'L'm
                                                -----  -----

Guaranteed jointly and severally with Elsevier  1,827  1,431
Guaranteed solely by Reed International. . . .    ---      1
                                                =====  =====

 Financial instruments disclosures in respect of the borrowings covered by the above guarantees are given in note 24 to the Reed Elsevier combined financial statements.

22.   Capital commitments


 Details of the capital commitments of the company's joint ventures are disclosed in note 29 to the Reed Elsevier combined financial statements.

23.   Summary of the principal differences between UK and US GAAP

 The consolidated financial statements are prepared in accordance with UK GAAP, which differ in certain significant respects from US GAAP. These differences relate principally to the following items and the effect of material differences on net income and shareholders' funds is shown in the following tables.


Impact of US GAAP adjustments to combined financial statements


 Reed International accounts for its 52.9% economic interest in the Reed Elsevier combined businesses, before the effect of tax credit equalisation (see note 4), by the gross equity method in conformity with UK GAAP which is similar to the equity method in US GAAP. Using the equity method to present its net income and shareholders' funds under US GAAP, Reed International reflects its 52.9% share of the effects of differences between UK and US GAAP relating to the combined businesses as a single reconciling item. The most significant differences relate to the capitalisation and amortisation of goodwill and other intangibles, and deferred taxes. A more complete explanation of the accounting policies used by the Reed Elsevier combined businesses and the differences between UK and US GAAP is given in note 30 to the Reed Elsevier combined financial statements.

Ordinary dividends


 Under UK GAAP, dividends are provided for in the year in respect of which they are proposed by the directors. Under US GAAP, such dividends would not be provided for until they are formally declared by the directors.

Exceptional items


 Exceptional items are material items within Reed International's ordinary activities which under UK GAAP are required to be disclosed separately due to their size or incidence. These items do not qualify as extraordinary under US GAAP and are considered a part of operating results.


Earnings per share

 Under UK and US GAAP both basic and fully diluted earnings per share are required to be presented. Diluted earnings per share take account of the effects of additional ordinary shares that would be in issue if outstanding dilutive potential shares had been exercised (see note 12).


Stock based compensation

 SFAS 123: Accounting for Stock Based Compensation, establishes a fair value based method of computing compensation cost. It encourages the application of this method in the profit and loss account instead of intrinsic value based methods. Where fair values are not applied, the proforma effect on net income must be disclosed.


 The disclosure only provisions of SFAS 123 have been adopted. If Reed International's share of the combined businesses compensation costs based on fair value at the grant dates had been recognised in the profit and loss account, net income under US GAAP would have been reduced by 'L'12m in 2000 (1999 'L'2m). Proforma basic gain/(loss) per share, reflecting this cost, would have been 1.2p (1999 (4.4)p).


 The fair value of each option grant is estimated on the date of the grant using the Black Scholes option pricing model with the following assumptions for grants:


                             2000           1999
                         -------------  -------------

Expected life (years) .            1-4            1-5
Expected dividend yield    1.90%-2.30%    3.00%-3.20%
Expected volatility . .  35.66%-44.11%  34.91%-39.67%
Risk-free interest rate    5.30%-5.50%    5.25%-5.75%



Effects on net income of material differences between UK GAAP and US GAAP



                                                                  2000  1999 1998
                                                                  'L'm  'L'm 'L'm
                                                                  ----  ---- ----

Net income/(loss) under UK GAAP. . . . . . . . . . . . . . . . .    11   (39) 396
Impact of US GAAP adjustments to combined financial statements .    16    (8)(205)
                                                                  ----  ---- ----
Net income/(loss) under US GAAP. . . . . . . . . . . . . . . . .    27   (47) 191
                                                                  ====  ==== ====
Basic earnings/(loss) per ordinary share under US GAAP (pence) .   2.3p (4.1)p6.7p
                                                                  ====  ==== ====
Diluted earnings/(loss) per ordinary share under US GAAP (pence)   2.3p (4.1)p6.7p
                                                                  ====  ==== ====

 The basic and diluted (loss)/earnings per ordinary share under US GAAP includes a 52.9% share of the following items:

  (i) for 2000, 3.5p loss in respect of the costs of a major programme of reorganisation across the Reed Elsevier businesses commenced in 1999 and 3.9p gain in respect of businesses disposed in 2000;


 (ii) for 1999, 7.3p loss in respect of the costs of a major programme of reorganisation across the Reed Elsevier businesses; and


(iii) for 1998, 24.1p in respect of profit on sale (under US GAAP) of discontinued businesses and 12.3p loss in respect of the non-recurring element of the incremental amortisation of goodwill and intangibles arising as a consequence of the re-evaluation of the combined businesses' asset lives.

Effects on shareholders' funds of material differences between UK and US GAAP



                                                                     2000   1999
                                                                     'L'm   'L'm
                                                                -----  -----

Shareholders' funds under UK GAAP. . . . . . . . . . . . . . .  1,609    981
Impact of US GAAP adjustments to combined financial statements    264    238
Ordinary dividends not declared in the period. . . . . . . . .     88     63
                                                                -----  -----
Shareholders' funds under US GAAP. . . . . . . . . . . . . . .  1,961  1,282
                                                                =====  =====

Comprehensive Income Information


 SFAS 130: Reporting Comprehensive Income, requires that all items that are required to be recognised as components of comprehensive income under US GAAP are reported in a separate financial statement. Under US GAAP comprehensive income for 2000 would be 'L'74m (1999 'L'44m loss; 1998 'L'187m income). Under US GAAP comprehensive income per share for 2000 would be 6.4p (1999 3.9p loss; 1998 16.3p income). Comprehensive income under US GAAP comprises net income for the financial year, share of the comprehensive income items arising in the combined businesses, equalisation and exchange translation differences.

                                   ELSEVIER NV
                              FINANCIAL STATEMENTS

                        REPORT OF INDEPENDENT ACCOUNTANTS

 To the members of the Supervisory and Executive Boards and the Shareholders of Elsevier NV.


 We have audited the accompanying balance sheets as of 31 December 2000 and 1999, and the related profit and loss accounts and statements of total recognised gains and losses, changes in shareholders' funds and cash flows for the three years ended 31 December 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.


 We conducted our audits in accordance with auditing standards generally accepted in the Netherlands and the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

 In our opinion, such financial statements present fairly, in all material respects, the financial position of Elsevier NV at 31 December 2000 and 1999 and the results of its operations and its cash flows for the three years ended 31 December 2000 in conformity with accounting principles generally accepted in the Netherlands (which differ in certain material respects from generally accepted accounting principles in the United States of America --- see note 15).







 DELOITTE & TOUCHE
Accountants
Amsterdam, The Netherlands
21 February 2001

                                   ELSEVIER NV
                             PROFIT AND LOSS ACCOUNT
                       FOR THE YEAR ENDED 31 DECEMBER 2000



                                                                   2000   1999    1998
                                                            Note   'E'm   'E'm    'E'm
                                                                  ------ ------  ------

Turnover
Including share of turnover of joint ventures. . . . . . .         3,091  2,577   2,375
Less: share of turnover of joint ventures. . . . . . . . .        (3,091)(2,577) (2,375)
                                                                  ------ ------  ------
                                                                     ---    ---     ---
Administrative expenses. . . . . . . . . . . . . . . . . .            (3)    (5)     (7)
                                                                  ------ ------  ------
Operating loss (before joint ventures) . . . . . . . . . .     3      (3)    (5)     (7)
                                                                  ------ ------  ------
Share of operating profit of joint ventures
 Before amortisation and exceptional items . . . . . . . .           654    608     612
 Amortisation of goodwill and intangible assets  . . . . .          (384)  (284)   (247)
 Exceptional items . . . . . . . . . . . . . . . . . . . .           (95)  (182)    (59)
                                                                  ------ ------  ------
                                                                     175    142     306
                                                                  ------ ------  ------
Operating profit including joint ventures. . . . . . . . .           172    137     299
                                                                  ------ ------  ------
Non operating exceptional items. . . . . . . . . . . . . .           ---    ---      (8)
Share of non operating exceptional items of joint ventures            70      6     516
                                                                  ------ ------  ------
                                                                      70      6     508
                                                                  ------ ------  ------
Net interest
 Group . . . . . . . . . . . . . . . . . . . . . . . . . .     4       7      3       4
 Share of net interest of joint ventures . . . . . . . . .           (92)   (66)    (34)
                                                                  ------ ------  ------
                                                                     (85)   (63)    (30)
                                                                  ------ ------  ------
Profit on ordinary activities before taxation. . . . . . .           157     80     777
Tax on profit on ordinary activities . . . . . . . . . . .          (130)  (128)   (203)
                                                                  ------ ------  ------
Profit/(loss) attributable to ordinary shareholders  . . .            27    (48)    574
Ordinary dividends paid and proposed . . . . . . . . . . .          (200)  (179)   (263)
                                                                  ------ ------  ------
Retained (loss)/profit taken to reserves . . . . . . . . .          (173)  (227)    311
                                                                  ====== ======  ======
Adjusted figures
 Profit before tax . . . . . . . . . . . . . . . . . . . .     5     566    540     575
 Profit attributable to ordinary shareholders  . . . . . .     5     419    401     425
                                                                  ====== ======  ======

 Adjusted figures, which exclude the amortisation of goodwill and intangible assets, exceptional items and related tax effects, are presented as additional performance measures.



                                2000  1999  1998
                          Note  'E'   'E'    'E'
                                ---- -----  ----

Earnings per share (EPS)
 Basic EPS . . . . . . .     5  0.04 (0.07) 0.81
 Diluted EPS . . . . . .        0.03 (0.07) 0.81
 Adjusted EPS  . . . . .     5  0.59  0.57  0.60
                                ==== =====  ====

 The above amounts derive from continuing activities.



                                                      2000 1999  1998
                                                      ---- ----  ----

Weighted average number of shares (in millions)
 Basic  . . . . . . . . . . . . . . . . . . . .        715  708   708
 Diluted  . . . . . . . . . . . . . . . . . . .        716  709   709
                                                      ==== ====  ====





 The accompanying notes on pages F-62 to F-68 are an integral part of these financial statements.

                                   ELSEVIER NV
                               CASH FLOW STATEMENT
                       FOR THE YEAR ENDED 31 DECEMBER 2000



                                                                              2000   1999 1998
                                                                              'E'm   'E'm 'E'm
                                                                              -----  ---- ----

Net cash outflow from operating activities . . . . . . . . . . . . . . . . .     (2)   (5) (12)

Dividends received from joint ventures . . . . . . . . . . . . . . . . . . .    623   254  324
                                                                              -----  ---- ----
 Interest received . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      4     3    4
                                                                              -----  ---- ----
Returns on investments and servicing of finance. . . . . . . . . . . . . . .      4     3    4
                                                                              -----  ---- ----
Taxation . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      4   ---  ---


 Investment in joint venture . . . . . . . . . . . . . . . . . . . . . . . .   (533)  ---  ---
                                                                              -----  ---- ----
Acquisitions and disposals . . . . . . . . . . . . . . . . . . . . . . . . .   (533)  ---  ---
                                                                              -----  ---- ----
Ordinary dividends paid. . . . . . . . . . . . . . . . . . . . . . . . . . .   (160) (255)(288)
                                                                              -----  ---- ----
Cash (outflow)/inflow before changes in short term investments and financing    (64)   (3)  28
Increase in short term investments . . . . . . . . . . . . . . . . . . . . .   (952)   (2) ---


 Issue of ordinary shares  . . . . . . . . . . . . . . . . . . . . . . . . .    956     8    5
 Net repayment of debenture loans  . . . . . . . . . . . . . . . . . . . . .     (2)  ---  ---
 Increase/(decrease) in funding balances to joint ventures . . . . . . . . .     62    (3)(116)
                                                                              -----  ---- ----
Financing. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  1,016     5 (111)
                                                                              -----  ---- ----
Change in net cash . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    ---   ---  (83)
                                                                              =====  ==== ====


 The accompanying notes on pages F-62 to F-68 are an integral part of these financial statements.

                                   ELSEVIER NV
                                  BALANCE SHEET
                             AS AT 31 DECEMBER 2000



                                                                     2000   1999
                                                         Note  'E'm   'E'm
                                                               ----- -----

Fixed assets. . . . . . . . . . . . . . . . . . . . . .     6  1,674 1,559
                                                               ----- -----
Current assets
Debtors . . . . . . . . . . . . . . . . . . . . . . . .     7      5    61
Short term investments. . . . . . . . . . . . . . . . .          971    19
                                                               ----- -----
                                                                 976    80

Creditors: amounts falling due within one year. . . . .     8   (154) (102)
                                                               ----- -----
Net current assets/(liabilities). . . . . . . . . . . .          822   (22)
                                                               ----- -----
Total assets less current liabilities . . . . . . . . .        2,496 1,537
Creditors: amounts falling due after more than one year     9     (6)   (8)
Provisions. . . . . . . . . . . . . . . . . . . . . . .    10    (42)  (36)
                                                               ----- -----
Net assets. . . . . . . . . . . . . . . . . . . . . . .        2,448 1,493
                                                               ===== =====
Share capital issued. . . . . . . . . . . . . . . . . .           47    43
Paid-in surplus . . . . . . . . . . . . . . . . . . . .        1,328   385
Legal reserves. . . . . . . . . . . . . . . . . . . . .          432   847
Other reserves. . . . . . . . . . . . . . . . . . . . .          641   218
                                                               ----- -----
Shareholders' funds . . . . . . . . . . . . . . . . . .    11  2,448 1,493
                                                               ===== =====



 The accompanying notes on pages F-62 to F-68 are an integral part of these
       financial statements.

                                   ELSEVIER NV
                        NOTES TO THE FINANCIAL STATEMENTS

1.    Basis of financial statements


 The accompanying financial statements have been prepared in conformity with Dutch GAAP, which differ in certain significant respects from US GAAP; see note
15. Amounts in the financial statements are stated in euro ("'E"'). Certain disclosures required to comply with Dutch statutory reporting requirements have been omitted.


2.    Accounting policies

 The significant accounting policies adopted are as follows:


Basis of consolidation

 As a consequence of the merger of the company's businesses with those of Reed International, the shareholders of Elsevier and Reed International can be regarded as having the interests of a single economic group, enjoying substantially equivalent ordinary dividend and capital rights in the earnings and net assets of the Reed Elsevier combined businesses.


 Elsevier holds a majority interest in Elsevier Reed Finance BV (61%) and is therefore required to prepare consolidated financial statements. However, management believes that a better insight into the financial position and results of Elsevier is provided by looking at the investment in the combined businesses in aggregate, as presented in the Reed Elsevier combined financial statements. Therefore, the Reed Elsevier combined financial statements form part of the notes to Elsevier's statutory financial statements.


 Elsevier's investments in the Reed Elsevier combined businesses are accounted for using the gross equity method, as adjusted for the effects of the equalisation arrangement between Reed International and Elsevier. The arrangement lays down the distribution of dividends and net assets in such a way that Elsevier's share in the profit and net assets of the Reed Elsevier combined businesses equals 50%. All settlements accruing to shareholders from the equalisation arrangement are taken directly to reserves.

 Because the dividend paid to shareholders by Elsevier is equivalent to the Reed International dividend plus the UK tax credit, Elsevier distributes a higher proportion of the combined profit attributable than Reed International. Reed International's share in this difference in dividend distributions is settled with Elsevier and has been credited directly to reserves under equalisation.


 Elsevier can pay a nominal dividend on its R-shares that is lower than the dividend for the ordinary shares. Reed International will be compensated by direct dividend payments by Reed Elsevier plc. Equally, Elsevier has the possibility to receive dividends directly from Dutch affiliates. The settlements flowing from these arrangements are also taken directly to reserves under equalisation.

Basis of valuation of assets and liabilities


 Goodwill and intangible assets are capitalised on acquisition and amortised over a maximum period of 20 years.


 Past service liabilities have been fully funded.

 Other assets and liabilities are stated at face value.


 Balance sheet amounts expressed in foreign currencies are translated at the exchange rates effective at the balance sheet date. Currency translation differences arising from the conversion of investments in joint ventures, expressed in foreign currencies, are directly credited or charged to shareholders' funds.

 Tax is calculated on profit from Elsevier's own operations, taking into account profit not subject to tax. The difference between the tax charge and tax payable in the short term is included in the provision for deferred tax. This provision is based upon relevant rates, taking into account tax deductible losses, which can be compensated within the foreseeable future.

3.    Operating loss

 Operating loss is stated after the following:



                       2000  1999 1998
                       'E'm  'E'm 'E'm
                       ----  ---- ----

Gross remuneration
Salaries. . . . . . .   ---     5    4
Pension contributions   ---   ---    1
                       ----  ---- ----
Total . . . . . . . .   ---     5    5
                       ====  ==== ====

<GrossE> remuneration represents the remuneration for present and former directors of Elsevier in respect of services rendered to Elsevier and the combined businesses. Fees for present and former members of the Supervisory
Board of Elsevier of 'E'0.2m (1999 'E'0.5m) are included in gross remuneration.
In so far as gross remuneration is related to services rendered to Reed Elsevier plc and Elsevier Reed Finance BV, it is borne by these companies.


4.    Net interest




                                             2000  1999 1998
                                             'E'm  'E'm 'E'm
                                             ----  ---- ----

Interest on receivables from joint ventures     2     2    3
Other net interest. . . . . . . . . . . . .     5     1    1
                                             ----  ---- ----
Net interest income . . . . . . . . . . . .     7     3    4
                                             ====  ==== ====

5.    Adjusted figures



                                                       2000  1999 1998
                                                       'E'm  'E'm 'E'm
                                                       ----  ---- ----

                Profit before tax . . . . . . . . . . . . . . . . . . 157 80 777
Adjustments:
 Amortisation of goodwill and intangible assets . . .   384   284  247
 Exceptional items  . . . . . . . . . . . . . . . . .    25   176 (449)
                                                       ----  ---- ----
Adjusted profit before tax. . . . . . . . . . . . . .   566   540  575
                                                       ====  ==== ====


Profit/(loss) attributable to ordinary shareholders .    27   (48) 574
Adjustments:
 Amortisation of goodwill and intangible assets . . .   384   284  247
 Exceptional items  . . . . . . . . . . . . . . . . .     8   165 (396)
                                                       ----  ---- ----
Adjusted profit attributable to ordinary shareholders   419   401  425
                                                       ====  ==== ====

                                                 2000  1999   1998
                                                  'E'   'E'    'E'
                                                 ----  -----  -----

Earnings/(loss) per ordinary share. . . . . . .  0.04  (0.07)  0.81
Adjustments:
 Amortisation of goodwill and intangible assets  0.54   0.40   0.35
 Exceptional items. . . . . . . . . . . . . . .  0.01   0.24  (0.56)
                                                 ----  -----  -----
Adjusted earnings per ordinary share. . . . . .  0.59   0.57   0.60
                                                 ====  =====  =====

6.    Fixed assets



                              2000   1999
                              'E'm   'E'm
                              -----  -----

Investment in joint ventures
At 1 January . . . . . . . .  1,559  1,661
Investment in joint venture     533    ---
Share in profits/(losses). .     24    (48)
Dividends received . . . . .   (623)  (254)
Currency translation . . . .     75    202
Equalisation (see note 11) .    106     (2)
                              -----  -----
At 31 December . . . . . . .  1,674  1,559
                              =====  =====

 The investment in joint ventures comprises Elsevier's share at the following amounts of:



                                                          2000    1999
                                                          'E'm    'E'm
                                                         ------  ------

Fixed assets. . . . . . . . . . . . . . . . . . . . . .   3,781   3,144
Current assets. . . . . . . . . . . . . . . . . . . . .   1,229   1,021
Creditors: amounts falling due within one year. . . . .  (2,572) (2,053)
Creditors: amounts falling due after more than one year    (697)   (491)
Provisions. . . . . . . . . . . . . . . . . . . . . . .     (61)    (55)
Minority interests. . . . . . . . . . . . . . . . . . .      (6)     (7)
                                                         ------  ------
Total . . . . . . . . . . . . . . . . . . . . . . . . .   1,674   1,559
                                                         ======  ======

 The principal joint ventures are:


 --- Reed Elsevier plc, London (50%)

 --- Elsevier Reed Finance BV, Amsterdam (61%)


 In addition, Elsevier holds Dfl 0.3m par value in shares with special dividend rights in Reed Elsevier Overseas BV and Reed Elsevier Nederland BV, both with registered offices in Amsterdam. These shares are included in the amount shown under investment in joint ventures above. They enable Elsevier to receive dividends from companies within the same tax jurisdiction.

7.    Debtors



                           2000  1999
                           'E'm  'E'm
                           ----  ----

Joint ventures. . . . . .   ---    57
Other accounts receivable     5     4
                           ----  ----
Total . . . . . . . . . .     5    61
                           ====  ====

 The accounts receivable from joint ventures bear interest.


8.    Creditors: amounts falling due within one year



                                    2000 1999
                                    'E'm 'E'm
                                  ----  ----

Proposed dividend. . . . . . . .   140   100
Joint ventures . . . . . . . . .     5   ---
Accounts payable and other debts     9     2
                                  ----  ----
Total. . . . . . . . . . . . . .   154   102
                                  ====  ====

9.    Creditors: amounts falling due after more than one year



                 2000  1999
                 'E'm  'E'm
                 ----  ----

Debenture loans  6        8
                 ====  ====

 Debenture loans consist of four convertible personnel debenture loans with a weighted average interest rate of 5.4%. Depending on the conversion terms, the surrender of Dfl1,000 par value debenture loans qualifies for the acquisition of 40--60 Elsevier ordinary shares.

10.   Provisions



                   2000  1999
                   'E'm  'E'm
                   ----  ----

Deferred taxation    41    35
Pension . . . . .     1     1
                   ----  ----
Total . . . . . .    42    36
                   ====  ====

11.   Shareholders' funds


                                            Share
                                           capital Paid-in  Legal    Other
                                           issued  surplus reserves reservesTotal
                                            'E'm    'E'm     'E'm     'E'm   'E'm
                                           ------- ------- -------- -------------

Balance as at 31 December 1997 . . . . . .      32     383      783       841,282
Issue of ordinary shares, net of expenses      ---       5      ---      ---    5
Profit attributable. . . . . . . . . . . .     ---     ---      576       (2) 574
Ordinary dividends paid and proposed . . .     ---     ---      ---     (263)(263)
Dividends from joint ventures. . . . . . .     ---     ---     (324)     324  ---
Currency translation . . . . . . . . . . .     ---     ---      (98)     ---  (98)
Equalisation . . . . . . . . . . . . . . .     ---     ---       12      ---   12
                                           ------- ------- -------- -------------
Balance as at 31 December 1998 . . . . . .      32     388      949      1431,512
Redenomination of share capital into euros      11     (11)     ---      ---  ---
Issue of ordinary shares, net of expenses      ---       8      ---      ---    8
Loss attributable. . . . . . . . . . . . .     ---     ---      (48)     ---  (48)
Ordinary dividends paid and proposed . . .     ---     ---      ---     (179)(179)
Dividends from joint ventures. . . . . . .     ---     ---     (254)     254  ---
Currency translation . . . . . . . . . . .     ---     ---      202      ---  202
Equalisation . . . . . . . . . . . . . . .     ---     ---       (2)     ---   (2)
                                           ------- ------- -------- -------------
Balance as at 31 December 1999 . . . . . .      43     385      847      2181,493
Issue of ordinary shares, net of expenses        4     943      ---      ---  947
Profit attributable. . . . . . . . . . . .     ---     ---       27      ---   27
Ordinary dividends paid and proposed . . .     ---     ---      ---     (200)(200)
Dividends from joint ventures. . . . . . .     ---     ---     (623)     623  ---
Currency translation . . . . . . . . . . .     ---     ---       75      ---   75
Equalisation . . . . . . . . . . . . . . .     ---     ---      106      ---  106
                                           ------- ------- -------- -------------
Balance as at 31 December 2000 . . . . . .      47   1,328      432      6412,448
                                           ======= ======= ======== =============

 On 5 December 2000, the company issued 66,255,000 new 'E'0.06 ordinary shares at 'E'14.50 each following a joint international offering by Reed International and Elsevier. The purpose of the offering was to finance the proposed acquisition by Reed Elsevier of the Scientific, Technical and Medical business and the Schools Education and Testing businesses of Harcourt General, Inc. The nominal value of the shares issued by the company was 'E'4.0m and the net proceeds were 'E'933m.

 During 1999, the ordinary shares of Dfl 0.10 par value were redenominated as ordinary shares of 'E'0.06 par value. This resulted in an increase in share capital of 'E'11m which was transferred from the paid-in surplus account.


 The authorised share capital consists of 2,100m ordinary shares and 30m registered R-shares. As at 31 December 2000, the issued share capital consisted of 735,717,794 (1999 668,251,106; 1998 667,303,771) ordinary shares of 'E'0.06 par value and 4,049,951 (1999 and 1998 4,049,951) R-shares of 'E'0.60 par value.
The R-shares are held by a subsidiary company of Reed International. The R-shares are convertible at the election of the holder into ten ordinary shares each. They have otherwise the same rights as the ordinary shares, except that Elsevier may pay a lower dividend on the R-shares. Subject to renewal of the authority to allot shares at the forthcoming Annual General Meeting, the boards of Elsevier intend to allot an additional 629,298 R-shares to Reed Holding BV so as to maintain Reed International's 5.8% indirect equity interest in Elsevier.

 Within paid-in surplus, an amount of 'E'1,151m (1999 'E'208m: 1998 'E'211) is free of tax.


 Details of shares issued under share option schemes are set out in note 12.

12.   Share option scheme

 Reed Elsevier plc operates an Executive Share Option Scheme and options are granted to selected full time employees of Reed Elsevier. Options granted over Elsevier ordinary shares are normally exercisable after three years and may be exercised up to 10 years from the date of grant at a price equivalent to the market value of the Elsevier ordinary shares at the time of grant. The first grant of options was during 1998.


 Transactions during the three years ended 31 December 2000 were:



                                    Number of
                                 ordinary
                                 shares of   Exercise
                                'E'0.06 par    price
                                   value        'E'
                                 ---------- -----------

Outstanding at 31 December 1997         ---
 Granted  . . . . . . . . . . .   1,158,230       15.70
 Exercised  . . . . . . . . . .         ---
 Lapsed . . . . . . . . . . . .     (25,870)
                                 ----------
Outstanding at 31 December 1998   1,132,360
 Granted  . . . . . . . . . . .   9,263,019 10.45-13.55
 Exercised  . . . . . . . . . .         ---
 Lapsed . . . . . . . . . . . .    (152,312)
                                 ----------
Outstanding at 31 December 1999  10,243,067
 Granted  . . . . . . . . . . .   2,396,765 10.73-15.66
 Exercised  . . . . . . . . . .    (301,498)10.45-15.70
 Lapsed . . . . . . . . . . . .    (548,789)
                                 ----------
Outstanding at 31 December 2000  11,789,545
                                 ==========

 The above outstanding options will, upon exercise, be met by the issue of new Elsevier ordinary shares. Options outstanding at 31 December 2000 were exercisable by 2010. No options had vested at 31 December 2000.


 During 2000 a total of 10,059,317 options were granted under the Reed Elsevier plc Senior Executive Long Term Incentive Scheme at prices ranging between 10.73 and 15.66. Such options are exercisable from 1 January 2005 and the options will be met by the issue of new Elsevier ordinary shares.

 Options over Elsevier ordinary shares were granted until 1999 to senior executives of Reed Elsevier plc under the Elsevier share option scheme. The options are exercisable immediately after granting during a period of 5 to 10 years, after which the options will lapse. The strike price of the options is the market price of the Elsevier ordinary shares at the time the option is granted, except in the case of five year options granted during 1999, where the strike price was 26% above the market price of an Elsevier ordinary share at the time the option was granted.


 Transactions during the three years ended 31 December 2000 were:



                                    Number of
                                 ordinary
                                 shares of   Exercise
                                'E'0.06 par    price
                                   value        'E'
                                 ---------- -----------

Outstanding at 31 December 1997   2,395,124
 Granted  . . . . . . . . . . .     727,050 12.50-15.70
 Exercised  . . . . . . . . . .    (382,300) 6.65-14.11
                                 ----------
Outstanding at 31 December 1998   2,739,874
 Granted  . . . . . . . . . . .     233,285       13.55
 Exercised  . . . . . . . . . .    (450,580) 6.65-14.11
                                 ----------
Outstanding at 31 December 1999   2,522,579
 Granted  . . . . . . . . . . .         ---
 Exercised  . . . . . . . . . .    (562,866)11.93-14.11
 Lapsed . . . . . . . . . . . .     (64,710)
                                 ----------
Outstanding at 31 December 2000   1,895,003
                                 ==========

 The above options will, upon exercise, be met by the issue of new Elsevier ordinary shares. Options outstanding at 31 December 2000 were exercisable by 2009. All options had vested at 31 December 2000.


 Excluded from the above are options granted until 1999 under the Reed Elsevier plc Executive Share Option Schemes (No. 2) which, upon exercise, will be met by the Reed Elsevier Employee Benefit Trust (the "EBT") from shares purchased in the market. At 31 December 2000 there were 1,429,428 such options outstanding at exercise prices ranging between 10.45 and 15.7. The EBT will also be used to satisfy nil cost options granted to certain senior executives. At 31 December 2000 there were 365,012 such options outstanding.

13.   Contingent liabilities


 There are contingent liabilities in respect of borrowings of the Reed Elsevier plc group and Elsevier Reed Finance BV group guaranteed by Elsevier as follows:



                                                         2000  1999
                                                         'E'm  'E'm
                                                         ----- -----

Guaranteed jointly and severally with Reed International 2,941 2,305
Guaranteed solely by Elsevier. . . . . . . . . . . . . .   ---     1
                                                         ===== =====

 Financial instruments disclosures in respect of borrowings covered by the above guarantees are given in note 24 to the Reed Elsevier combined financial statements.

14.   Proposal for allocation of profit



                                    2000 1999 1998
                                    'E'm 'E'm 'E'm
                                    ---- ---- ----

Interim dividend on ordinary shares   60   79   87
Final dividend on ordinary shares .  140  100  176
Dividend on R-shares. . . . . . . .  ---  ---  ---
Retained (loss)/profit. . . . . . . (173)(227) 311
                                    ---- ---- ----
                                      27  (48) 574
                                    ==== ==== ====

15.   Summary of the principal differences between Dutch and US GAAP

 The financial statements are prepared in accordance with Dutch GAAP, which differ in certain significant respects from US GAAP. These differences relate principally to the following items and the effect of material differences on net income and shareholders' funds is shown in the following tables.


Impact of US GAAP adjustments to combined financial statements

 Elsevier accounts for its 50% economic interest in the Reed Elsevier combined businesses, before the effect of tax credit equalisation, by the equity method in conformity with Dutch GAAP which is similar to the equity method in US GAAP. Using the equity method to present its net income and shareholders' funds under US GAAP, Elsevier reflects its 50% share of the effects of differences between Dutch and US GAAP relating to the combined businesses as a single reconciling item. The most significant differences relate to the capitalisation and amortisation of goodwill and other intangibles, and deferred taxes. A more complete explanation of the accounting policies used by the Reed Elsevier combined businesses and the differences between Dutch and US GAAP is given in note 30 to the Reed Elsevier combined financial statements.


Ordinary dividends


 Under Dutch GAAP, dividends are provided for in the year in respect of which they are proposed by the directors. Under US GAAP, such dividends would not be provided for until they are formally declared by the directors.

Exceptional items


 Exceptional items are material items within Elsevier's ordinary activities which under Dutch GAAP are required to be disclosed separately due to their size or incidence. These items do not qualify as extraordinary under US GAAP and are considered a part of operating results.

Earnings per share


 Under Dutch and US GAAP both basic and fully diluted earnings per share are presented. Diluted earnings per share take account of the effects of additional ordinary shares that would be in issue if outstanding dilutive potential shares had been exercised (see note 3).

Stock based compensation


 SFAS 123: Accounting for Stock Based Compensation, establishes a fair value based method of computing compensation cost. It encourages the application of this method in the profit and loss account instead of intrinsic value based methods. Where fair values are not applied, the proforma effect on net income must be disclosed.

 The disclosure only provisions of SFAS 123 have been adopted. If Elsevier's share of the combined businesses compensation costs based on fair value at the grant date had been recognised in the profit and loss account, net income under US GAAP would have been reduced by 'E'19m in 2000 (1999 'E'3m). Proforma basic gain/(loss) per share, reflecting this cost, would have been 'E'0.05 (1999 ('E'0.07)).


Effects on net income of material differences between Dutch and US GAAP



                                                                2000  1999  1998
                                                                'E'm  'E'm  'E'm
                                                                ----  ----- ----

Net income/(loss) under Dutch GAAP . . . . . . . . . . . . . .    27    (48) 574
Impact of US GAAP adjustments to combined financial statements    31      2 (248)
                                                                ----  ----- ----
Net income/(loss) under US GAAP. . . . . . . . . . . . . . . .    58    (46) 326
                                                                ====  ===== ====
Basic earnings/(loss) per share under US GAAP ('E'). . . . . .  0.08  (0.06)0.46
                                                                ====  ===== ====
Diluted earnings/(loss) per share under US GAAP ('E'). . . . .  0.08  (0.06)0.46
                                                                ====  ===== ====

 The basic and diluted (loss)/earnings per share under US GAAP includes a 50% share of the following items:

 (i) for 2000, 'E'0.09 loss in respect of the costs of a major programme of reorganisation across the Reed Elsevier businesses commenced in 1999 and
      0.10 gain in respect of businesses disposed in 2000;


 (iifor
    1999, 'E'0.18 loss in respect of the costs of a major programme of reorganisation across the Reed Elsevier businesses; and


 (iii) for 1998, 'E'0.55 in respect of profit on sale (under US GAAP) of discontinued businesses and 'E'0.28 loss in respect of the non-recurring element of the incremental amortisation of goodwill and intangibles arising as a consequence of the re-evaluation of the combined businesses' asset lives.

Effects  on shareholders'  funds of  material differences  between Dutch  and US
GAAP



                                                                     2000   1999
                                                                     'E'm   'E'm
                                                                -----  -----

Shareholders' funds under Dutch GAAP . . . . . . . . . . . . .  2,448  1,493
Impact of US GAAP adjustments to combined financial statements    396    358
Ordinary dividends not declared in the period. . . . . . . . .    140    100
                                                                -----  -----
Shareholders' funds under US GAAP. . . . . . . . . . . . . . .  2,984  1,951
                                                                =====  =====

Comprehensive Income Information


 SFAS 130: Reporting Comprehensive Income, requires that all items that are required to be recognised as components of comprehensive income under US GAAP are reported in a separate financial statement. Under US GAAP comprehensive income for 2000 would be 'E'238m (1999 'E'186m loss; 1998 'E'193m income). Under US GAAP comprehensive income per share for 2000 would be 'E'0.33 (1999 'E'0.26 loss; 1998 'E'0.27 income). Comprehensive income under US GAAP comprises net income for the financial year, share of the comprehensive income items arising in the combined businesses, equalisation and exchange translation differences.

                                GLOSSARY OF TERMS




Terms used in Annual Report and Form 20-F   US equivalent or brief description


Accruals                                    Accrued expenses

Allotted                                    Issued


Bank borrowings                             Payable to banks

Called up share capital                     Issued share capital


Capital allowances                          Tax  term   equivalent  to   US  tax
                                            depreciation allowances


Capital and reserves                        Shareholders' equity

Combined businesses                         Reed International  P.L.C., Elsevier
                                            NV, Reed Elsevier plc and
                                            Elsevier Reed  Finance BV  and their
                                            respective subsidiaries,
                                            associates and joint ventures


Creditors                                   Liabilities/payables

Current instalments of loans                Long-term debt due within one year


Debtors                                     Receivables and prepaid expenses


Finance lease                               Capital lease

Fixed asset investments                     Non-current investments


Freehold                                    Ownership  with  absolute rights  in
                                            perpetuity

Interest receivable                         Interest income


Interest payable                            Interest expense


Loans                                       Long-term debt

Prepayments                                 Prepaid expenses


Profit                                      Income

Profit and loss account                     Income     statement/statement    of
                                            income


Reed Elsevier                               Reed International  P.L.C., Elsevier
                                            NV, Reed Elsevier plc and
                                            Elsevier Reed  Finance BV  and their
                                            respective subsidiaries,
                                            associates and joint ventures


Short term investments                      Redeemable  securities   and  short-
                                            term deposits

Shareholders' funds                         Shareholders' equity


Share premium account                       Premiums  paid  in   excess  of  par
                                            value of ordinary shares

Stocks                                      Inventories


Tangible fixed assets                       Property, plant and equipment


Turnover/revenues                           Sales

                                   SIGNATURES




 Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, each of the Registrants certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorised, on February 21, 2001.


REED INTERNATIONAL P.L.C.                   ELSEVIER NV
Registrant                                  Registrant




By: C H L DAVIS                             By: C H L DAVIS

C H L Davis
Chief Executive Officer


                                            C H L Davis
                                            Member,  Executive   Board  &  Chief
                                            Executive Officer




By: M H ARMOUR                              By: M H ARMOUR




M H Armour                                  M H Armour
Chief Financial Officer                     Member,  Executive   Board  &  Chief
                                            Financial Officer


Dated: February 21, 2001                    Dated: February 21, 2001

                                LIST OF EXHIBITS


 3.1  Memorandum and Articles of Association of Reed International P.L.C.


 3.2  Memorandum and Articles of Association of Elsevier NV

 3.3 Governing Agreement (as amended) between Reed International P.L.C. and Elsevier NV


 23.1
      Independent  Auditors'  Consent   ---  Reed  Elsevier  combined  financial
      statements

 23.2
      Independent   Auditors'  Consent   ---  Reed   International  consolidated
      financial statements


 23.3
      Independent Auditors' Consent --- Elsevier financial statements

                            STATEMENT OF DIFFERENCES


 The British pound sterling sign shall be expressed ast . . . . . . . . . .  'L'


 The Euro sign is expressed as . . . . . . . . . . . . . . . . . . . . . . 'E'

 Characters normally expressed as subscript shall be preceded by  . . . . .  [u]