Form 20-F
period 2001-12-31
REED INTERNATIONAL PLC; ELSEVIER NV /
filed 2002-03-05
CIK 929869, 929872

As filed with the Securities and Exchange Commission on 5 March 2002

-- -- -- -- -- -- -- -- -- -- -- -- -- -- -- -- -- -- -- -- -- -- -- -- -- -- -- -- -- -- -- -- -- -- -- -- -- -- -- -- -- -- -- -- -- -- -- -- -- -- -- -- -- -- -- -- -- -- -- -- -- -- -- -- -- -- -- -- -- -- -- -- -- -- -- -- -- -- --

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

- - - - - - - - - - - - - - -

(Mark One)

[] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

[]X ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended 31 December 2001
or

[] TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to
Commission file number: 1-3334

REED INTERNATIONAL P.L.C.
(Exact name of Registrant as specified in its charter)
England
(Jurisdiction of incorporation or organisation)
25 Victoria Street
London SW1H 0EX
England
(Address of principal executive offices)	ELSEVIER NV
(Exact name of Registrant as specified in its charter )
The Netherlands
(Jurisdiction of incorporation or organisation)
Sara Burgerhartstraat 25
1055 KV Amsterdam
The Netherlands
(Address of principal executive offices)

Securities registered or to be registered pursuant to section 12(b) of the Act:

Title of each class	Name of exchange on which registered
Reed International P.L.C.:
American Depositary Shares (each representing four Reed International P.L.C. ordinary shares)	New York Stock Exchange
Ordinary shares of 12.5p each (the ``Reed International ordinary shares'')	New York Stock Exchange*

Elsevier NV:
American Depositary Shares (each representing two Elsevier NV ordinary shares)	New York Stock Exchange
Ordinary shares of 'E'0.06 each (the ``Elsevier ordinary shares'')	New York Stock Exchange*

- - - - - - - - - - - - - - - - - - -

* Listed, not for trading, but only in connection with the listing of the applicable Registrant's American Depositary Shares issued in respect thereof.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

- - - - - - - - - - - - - - -

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

- - - - - - - - - - - - - - -

Indicate the number of outstanding shares of each of the issuers' classes of capital or common stock as of 31 December 2001:

Title of each class Reed International P.L.C.:	Number of outstanding shares
Ordinary shares of 12.5p each . . . . . . . . . . . . . . . . . . . . . . . .	1,264,877,118
Elsevier NV:
Ordinary shares of 'E'0.06 each . . . . . . . . . . . . . . . . . . . . . . .	736,575,369
R-shares of 'E'0.60 each (held by a subsidiary of Reed International P.L.C.)	4,679,249

- - - - - - - - - - - - - - -

Indicate by check mark whether the registrants (1) have filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) have been subject to such filing requirements for the past 90 days:

Yes[]XNo[]

Indicate by check mark which financial statement item the registrants have elected to follow:

Item 17[]Item 18[]X

-- -- -- -- -- -- -- -- -- -- -- -- -- -- -- -- -- -- -- -- -- -- -- -- -- -- -- -- -- -- -- -- -- -- -- -- -- -- -- -- -- -- -- -- -- -- -- -- -- -- -- -- -- -- -- -- -- -- -- -- -- -- -- -- -- -- -- -- -- -- -- -- -- -- -- -- -- -- --

</rev>

		Page
		- - - -

ITEM 11:	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK . . . . . . . . .	62
ITEM 12:	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES . . . . . . . . . . .	N/A
PART II
ITEM 13:	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES . . . . . . . . . . . . . . .	N/A
ITEM 14:	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	N/A
ITEM 15:	[Reserved]
ITEM 16:	[Reserved]
PART III
ITEM 17:	FINANCIAL STATEMENTS* . . . . . . . . . . . . . . . . . . . . . . . . . . . .	64
ITEM 18:	FINANCIAL STATEMENTS . . . . . . . . . . . . . . . . . . . . . . . . . . . .	64
ITEM 19:	FINANCIAL STATEMENTS AND EXHIBITS . . . . . . . . . . . . . . . . . . . . . .	F-1

* The registrants have responded to Item 18 in lieu of responding to this Item.

GENERAL

Reed Elsevier came into existence in January 1993 when Reed International P.L.C. and Elsevier NV contributed their businesses to two jointly owned companies, Reed Elsevier plc and Elsevier Reed Finance BV. Reed International P.L.C. and Elsevier NV have retained their separate legal and national identities. Reed Elsevier is not a legal entity but a collective reference to the separate legal entities of Reed International P.L.C., Elsevier NV, Reed Elsevier plc and Elsevier Reed Finance BV and their respective subsidiaries, associates and joint ventures. The businesses of all of the entities comprising Reed Elsevier are collectively referred to in this annual report as ``Reed Elsevier'', and the financial statements of the combined businesses are referred to as the ``combined financial statements''. In this annual report, references to ``we'', ``our'', or ``us'' are to all of the entities comprising Reed Elsevier. References to ``Reed International'' and ``Elsevier'' are to Reed International P.L.C. and Elsevier NV, respectively. References to ``Harcourt'' are to Harcourt General, Inc.

In this annual report references to U.S. dollars, $ and ¿ are to U.S. currency; references to pounds sterling, sterling, 'L', pence or p are to U.K. currency; references to euro and 'E' are to the currency of the European Economic and Monetary Union, which Elsevier adopted in 1999 as its primary currency for the presentation of financial information and the declaration of dividends. For a discussion of the effects of the introduction of the euro on Reed Elsevier's combined results of operations and combined financial position, see ``Item 5: Operating and Financial Review and Prospects''.

The rates used in the preparation of the financial statements for the 2001 financial year were $1.44 per 'L'1.00 and $0.894 per 'E'1.00 for profit and loss account items (the average prevailing exchange rate during the year) and $1.45 per 'L'1.00 and $0.884 per 'E'1.00 for balance sheet items (the rate prevailing at 31 December 2001). 'E' amounts for periods prior to the 1999 financial year have been stated using the relevant Dutch guilder amounts, translated at the Official Conversion Rate of Dfl2.20371 per 'E'1.00 which was fixed at 1 January 1999. For a discussion of the effects of currency fluctuations on Reed Elsevier's combined results of operations and combined financial position, see ``Item 5: Operating and Financial Review and Prospects''.

Noon Buying Rates are not used in the preparation of the financial statements included in this annual report except where indicated for certain convenience translations. At 31 December 2001, the Noon Buying Rates were $1.4543 per 'L'1.00 and $0.8901 per 'E'1.00; at 19 February 2002 the Noon Buying Rates were $1.4302 per 'L'1.00 and $0.8764 per 'E'1.00.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This document contains or incorporates by reference a number of forward- looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act 1934, as amended, with respect to:

o financial condition;

o results of operations;

o business plans;

o competitive positions;

o the features and functions of and markets for the products and services we offer;

o our business plans and strategies;

o cost savings following the acquisition of the Harcourt businesses; and

o the advantages of the acquisition of the Harcourt businesses.

We consider any statements that are not historical facts to be ``forward- looking statements''. These statements are based on the current expectations of the management of our businesses and are subject to risks and uncertainties and actual results or outcomes could differ from those expressed in any forward looking statement. These differences could be material; therefore, you should evaluate forward-looking statements in light of various important factors, including those set forth or incorporated by reference in this annual report.

Important factors that could cause actual results to differ materially from estimates or forecasts contained in the forward-looking statements include, among others:

o general economic and business conditions;

o exchange rate fluctuations;

o the impact of technological change, including the impact of electronic or other distribution formats, on our businesses;

o competitive factors in the industries in which we operate;

o customer acceptance of our products and services;

o uncertainties as to whether our strategies and business plans will produce the expected returns;

o demand for our products and services;

o significant failures or interruptions of our electronic delivery platforms;

o our ability to maintain high quality management;

o changes in law and legal interpretation affecting our intellectual property rights;

o legislative, fiscal and regulatory developments and political risks;

o requirements or actions of anti-trust authorities;

o changes in the seasonal and cyclical nature of the markets for our products and services;

o changes in public funding and spending by academic institutions;

o our ability to integrate our operations and the acquired businesses of Harcourt;

o the effect on our business of the failure to realise synergies or other anticipated benefits of the acquisition of the Harcourt businesses; and

o other risks referenced from time to time in the filings of Reed International and Elsevier with the Securities and Exchange Commission.

The terms ``estimate'', ``project'', ``plan'', ``intend'', ``expect'', ``believe'', ``should'' and similar expressions identify forward-looking statements. These forward-looking statements are found at various places throughout this annual report and the other documents incorporated by reference in this annual report. See ``Exhibits filed as part of this annual report'' on page F-1 of this annual report.

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

Combined Profit and Loss Account Data

	Year ended 31 December[u](1)
	- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
	1997	1998	1999	2000	2001	2001[u](2)
	- - - - - - - -	- - - - - - - -	- - - - - - - -	- - - - - - - -	- - - - - - - -	- - - - - - - - - -
	(in millions)

Amounts in accordance with U.K. and Dutch GAAP:
Turnover
Continuing operations . . . . . . . . . . . . . . . . . . .	'L'2,987	'L'3,163	'L'3,390	'L'3,768	'L'4,560	$6,632
Discontinued operations[u](3) . . . . . . . . . . . . . . .	430	28	---	---	---	---
	- - - - - - - -	- - - - - - - -	- - - - - - - -	- - - - - - - -	- - - - - - - -	- - - - - - - - - -
	'L'3,417	'L'3,191	'L'3,390	'L'3,768	'L'4,560	$6,632
	= = = = = = = =	= = = = = = = =	= = = = = = = =	= = = = = = = =	= = = = = = = =	= = = = = = = = = =
Adjusted operating profit (including joint ventures)[u](4)
Continuing operations . . . . . . . . . . . . . . . . . .	'L'812	'L'813	'L'792	'L'793	'L'990	$1,440
Discontinued operations[u](3) . . . . . . . . . . . . . .	73	---	---	---	---	---
Amortisation of goodwill and intangible assets (including joint ventures) . . . . . . . . . . . . . . .	(289)	(332)	(373)	(468)	(501)	(729)
Exceptional items charged to operating income[u](5) . . . .	(502)	(79)	(239)	(115)	(98)	(142)
	- - - - - - - -	- - - - - - - -	- - - - - - - -	- - - - - - - -	- - - - - - - -	- - - - - - - - - -
Operating profit (including joint ventures) . . . . . . . .	94	402	180	210	391	569
Non operating exceptional items[u](5) . . . . . . . . . . .	54	682	7	85	26	37
	- - - - - - - -	- - - - - - - -	- - - - - - - -	- - - - - - - -	- - - - - - - -	- - - - - - - - - -
Profit before interest and taxes . . . . . . . . . . . . .	148	1,084	187	295	417	606
Net interest expense . . . . . . . . . . . . . . . . . . .	(62)	(40)	(82)	(103)	(142)	(206)
	- - - - - - - -	- - - - - - - -	- - - - - - - -	- - - - - - - -	- - - - - - - -	- - - - - - - - - -
Profit before taxes and minority interests . . . . . . . .	86	1,044	105	192	275	400
Taxes . . . . . . . . . . . . . . . . . . . . . . . . . . .	(99)	(271)	(167)	(159)	(148)	(216)
Minority interests . . . . . . . . . . . . . . . . . . . .	(1)	(1)	(1)	---	(1)	(1)
	- - - - - - - -	- - - - - - - -	- - - - - - - -	- - - - - - - -	- - - - - - - -	- - - - - - - - - -
Profit/(loss) attributable . . . . . . . . . . . . . . . .	'L'(14)	'L'772	'L'(63)	'L'33	'L'126	$183
	= = = = = = = =	= = = = = = = =	= = = = = = = =	= = = = = = = =	= = = = = = = =	= = = = = = = = = =
Adjusted amounts:[u](4)
Adjusted operating profit . . . . . . . . . . . . . . . .	'L'885	'L'813	'L'792	'L'793	'L'990	$1,440
Adjusted profit before tax . . . . . . . . . . . . . . .	823	773	710	690	848	1,233
Adjusted attributable profit . . . . . . . . . . . . . .	608	571	527	511	624	907

Amounts in accordance with U.S. GAAP:
Continuing operations
Operating income . . . . . . . . . . . . . . . . . . . .	107	13	109	236	313	455
Net income/(loss) from continuing operations . . . . . .	3	(122)	(73)	60	(20)	(29)
Discontinued operations
Net income/(loss) from trading operations . . . . . . . .	40	(1)	---	---	---	---
Gain on sales net of provisions . . . . . . . . . . . . .	---	521	---	---	---	---
	- - - - - - - -	- - - - - - - -	- - - - - - - -	- - - - - - - -	- - - - - - - -	- - - - - - - - - -
Net income from discontinued operations . . . . . . . . . .	40	520	---	---	---	---
	- - - - - - - -	- - - - - - - -	- - - - - - - -	- - - - - - - -	- - - - - - - -	- - - - - - - - - -
Net income/(loss) . . . . . . . . . . . . . . . . . . . . .	'L'43	'L'398	'L'(73)	'L'60	'L'(20)	$(29)
	= = = = = = = =	= = = = = = = =	= = = = = = = =	= = = = = = = =	= = = = = = = =	= = = = = = = = = =

Combined Balance Sheet Data

	As at 31 December[u](1)
	- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
	1997	1998	1999	2000	2001	2001[u](2)
	- - - - - - - -	- - - - - - - -	- - - - - - - -	- - - - - - - -	- - - - - - - - -	- - - - - - - - - -
	(in millions)

Amounts in accordance with U.K. and Dutch GAAP:
Total assets . . . . . . . . . . . . . . . . . .	'L'5,211	'L'5,760	'L'5,272	'L'7,470	'L'9,838	$14,307
Long term obligations less current portion . . .	(689)	(520)	(377)	(623)	(2,108)	(3,066)
Net borrowings . . . . . . . . . . . . . . . . .	(630)	(962)	(1,066)	(433)	(3,229)	(4,696)
Combined shareholders' funds[u](6) . . . . . . .	1,692	2,130	1,855	3,041	2,917	4,242

Amounts in accordance with U.S. GAAP:
Total assets . . . . . . . . . . . . . . . . . .	'L'6,139	'L'6,443	'L'5,896	'L'8,162	'L'11,137	$16,197
Long term obligations less current portion . . .	(1,291)	(1,122)	(772)	(1,724)	(3,659)	(5,321)
Combined shareholders' funds[u](6) . . . . . . .	2,774	2,833	2,423	3,707	3,467	5,042

- - - - - - - - - - - - - - - - - - -

(1) The combined financial statements are prepared in accordance with accounting policies that are in conformity with U.K. and Dutch GAAP, which differ in certain significant respects from U.S. GAAP. The principal differences between U.K. and Dutch GAAP and U.S. GAAP which are relevant to Reed Elsevier are set out in note 29 to the combined financial statements.

(2) Noon buying rates as at 31 December 2001 have been used to provide a convenience translation into U.S. dollars.

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

(5) Exceptional items are significant items within Reed Elsevier's ordinary activities which, under U.K. and Dutch GAAP, need to be disclosed separately by virtue of their size or incidence. The items do not qualify as extraordinary under U.S. GAAP and are considered a part of operating results.

Exceptional items charged to operating profit, under U.K. and Dutch GAAP, are:

(i) in 2001 'L'35 million in respect of reorganisation costs related to headcount reduction, principally in the Business division; and 'L'63 million in respect of acquisition related costs arising on the integration of Harcourt and other recent acquisitions, and costs relating to the financing of the tender offer;

(ii) in 2000 'L'77 million in respect of a major programme of reorganisation across Reed Elsevier businesses, commenced in 1999; and 'L'38 million in respect of acquisition related costs;

(iii) in 1999 'L'161 million in respect of a major programme of reorganisation across Reed Elsevier businesses, the costs of which include employee severance, surplus leasehold property obligations and fixed asset write offs; and 'L'78 million in respect of Year 2000 compliance and acquisition related costs;

(iv) in 1998 'L'79 million in respect of Year 2000 compliance and acquisition related costs; and

(v) in 1997 'L'230 million in respect of the cost of programmes to recompense advertisers in relation to irregularities in circulation claims for certain Reed Travel Group publications together with related expenses and reorganisation costs; 'L'250 million in respect of a non-cash write-down of intangible assets related to Reed Travel Group; and 'L'22 million in respect of Year 2000 compliance and acquisition related costs.

Non operating exceptional items arise primarily from the net profit on disposal of OAG Worldwide, Cahners Travel Group, Bowker and certain training businesses in the Netherlands in 2001; the net profit on disposal of Springhouse, KG Saur and REZsolutions, Inc. in 2000; of IPC Magazines in 1998; and, in other years, from the disposal of other businesses and surplus property interests.

For further details see note 8 to the combined financial statements.

(6) On 5 December 2000, following a joint international offering, Reed International issued 113,700,000 new 12.5p ordinary shares at 625p each and Elsevier issued 66,255,000 new 'E'0.06 ordinary shares at 'E'14.50 each. The purpose of the offering was to finance the proposed acquisition by Reed Elsevier of the Scientific, Technical & Medical business and the U.S. Schools Education and Testing businesses of Harcourt.

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

	Year ended 31 December[u](1)
	- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
	1997	1998	1999	2000	2001	2001[u](2)
	- - - - - - - -	- - - - - - - -	- - - - - - - -	- - - - - - - -	- - - - - - - -	- - - - - - - - - -
	(in millions, except per share amounts)

Amounts in accordance with U.K. GAAP:
Share of adjusted profit before tax[u](3) . . . . . . . . . .	'L'435	'L'409	'L'376	'L'365	'L'449	$653
Share of amortisation . . . . . . . . . . . . . . . . . . . .	(153)	(176)	(197)	(248)	(265)	(385)
Share of exceptional items before tax[u](4) . . . . . . . . .	(237)	319	(122)	(15)	(38)	(55)
Elsevier's share of U.K. tax credit on distributed earnings .	(20)	(12)	(6)	(6)	(6)	(9)
	- - - - - - - -	- - - - - - - -	- - - - - - - -	- - - - - - - -	- - - - - - - -	- - - - - - - - - -
Profit on ordinary activities before tax . . . . . . . . . . .	25	540	51	96	140	204
	- - - - - - - -	- - - - - - - -	- - - - - - - -	- - - - - - - -	- - - - - - - -	- - - - - - - - - -
Tax on profit on ordinary activities . . . . . . . . . . . . .	(52)	(144)	(90)	(85)	(79)	(115)
	- - - - - - - -	- - - - - - - -	- - - - - - - -	- - - - - - - -	- - - - - - - -	- - - - - - - - - -
Profit/(loss) attributable to ordinary shareholders . . . . .	'L'(27)	'L'396	'L'(39)	'L'11	'L'61	$89
	= = = = = = = =	= = = = = = = =	= = = = = = = =	= = = = = = = =	= = = = = = = =	= = = = = = = = = =
Basic earnings/(loss) per Reed International ordinary share .	(2.4)p	34.7 p	(3.4)p	1.0 p	4.8 p	7c/
Diluted earnings/(loss) per Reed International ordinary share	(2.4)p	34.6 p	(3.4)p	1.0 p	4.8 p	7c/
Gross dividends per Reed International ordinary share[u](5) .	18.25 p	17.3 p	11.1 p	11.1 p	11.7 p	17c/
Total assets . . . . . . . . . . . . . . . . . . . . . . . . .	'L'1,056	'L'1,292	'L'1,090	'L'1,745	'L'1,683	$2,448
Long term obligations . . . . . . . . . . . . . . . . . . . .	(36)	(36)	(36)	(36)	(36)	(52)
Shareholders' funds[u](6) . . . . . . . . . . . . . . . . . .	895	1,127	981	1,609	1,543	2,244
Adjusted amounts:[u](3)
Adjusted profit before tax . . . . . . . . . . . . . . . . .	435	409	376	365	449	653
Adjusted profit attributable to ordinary shareholders . . .	322	302	279	270	330	480
Adjusted earnings per Reed International ordinary share . .	28.3 p	26.4 p	24.4 p	23.3 p	26.1 p	38c/

Amounts in accordance with U.S. GAAP:
Net income/(loss) . . . . . . . . . . . . . . . . . . . . . .	'L'4	'L'191	'L'(47)	'L'27	'L'(16)	$(23)
Basic earnings/(loss) per Reed International ordinary share .	0.4 p	16.7 p	(4.1)p	2.3 p	(1.3)p	(2)c/
Diluted earnings/(loss) per Reed International ordinary share	0.4 p	16.7 p	(4.1 p)	2.3 p	(1.3)p	(2)c/
Total assets . . . . . . . . . . . . . . . . . . . . . . . . .	'L'1,511	'L'1,544	'L'1,328	'L'2,009	'L'1,880	$2,734
Long term obligations . . . . . . . . . . . . . . . . . . . .	(36)	(36)	(36)	(36)	(36)	(52)
Shareholders' funds[u](6) . . . . . . . . . . . . . . . . . .	1,467	1,499	1,282	1,961	1,834	2,667

- - - - - - - - - - - - - - - - - - -

(1) The consolidated financial statements of Reed International are prepared in accordance with accounting policies that are in conformity with U.K. GAAP, which differs in certain significant respects from U.S. GAAP. The principal differences between U.K. GAAP and U.S. GAAP which are relevant to Reed International are set out in note 22 to the Reed International financial statements.

(2) Noon buying rates as at 31 December 2001 have been used to provide a convenience translation into U.S. dollars.

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

(4) Share of exceptional items before tax includes Reed International's share of Reed Elsevier's exceptional items:

(i) in 2001 exceptional charges relate to reorganisation costs, principally headcount reduction in the Business division, acquisition related costs arising on the integration of Harcourt and other recent acquisitions, and costs relating to the financing of the tender offer. Basic earnings per Reed International ordinary share include 4.1p (loss) in respect of these items. Exceptional gains, amounting to 1.1p per Reed International ordinary share, arose in 2001 primarily in respect of the disposal of OAG Worldwide, Cahners Travel Group, Bowker and certain training businesses in the Netherlands;

(ii) in 2000 exceptional charges principally relate to the costs of a major programme of reorganisation across Reed Elsevier businesses, commenced in 1999. Basic earnings per Reed International ordinary share include 5.3p (loss) in respect of these items. Exceptional gains, amounting to 3.9p per Reed International ordinary share, arose in 2000 in respect of the disposal of Springhouse, KG Saur and REZsolutions;

(iii) in 1999 exceptional items relate to the costs of a major programme of reorganisation across Reed Elsevier businesses and to Year 2000 compliance and acquisition related costs. Reorganisation costs include employee severance, surplus leasehold property obligations and fixed asset write-offs. Basic earnings per Reed International ordinary share include 11.0p (loss) in respect of these items;

(iv) in 1998 exceptional items principally relate to the gain on disposal of IPC Magazines. Basic earnings per Reed International ordinary share under, respectively, U.S. GAAP and U.K. GAAP includes 24.1p and 27.4p in respect of this item. In addition, under U.S. GAAP, Reed Elsevier's goodwill and intangible asset lives were re-evaluated and are amortised over shorter periods resulting, from 1998, in a significantly higher amortisation charge; see note 29 to the combined financial statements. Basic earnings per Reed International ordinary share includes 12.3p (loss) under U.S. GAAP in respect of the non recurring element of the incremental charge arising from this re-evaluation; and

(v) in 1997 exceptional items principally relate to the cost of programmes to recompense advertisers in relation to irregularities in circulation claims for certain Reed Travel Group publications together with related expenses and reorganisation costs and the non-cash write down of Reed Travel Group intangible assets. Basic earnings per Reed International ordinary share under, respectively, U.S. GAAP and U.K. GAAP includes 21.6p (loss) and 18.3p (loss) in respect of these items.

(5) The amount of gross dividends per Reed International ordinary share shown includes the U.K. tax credit available to certain Reed International shareholders, including beneficial owners of Reed International ADSs who are residents of the U.S. for the purposes of the U.K. Tax Treaty, but do not include any deduction on account of U.K. withholding taxes, currently at the rate of 15% of the sum of the dividend and the related tax credit in most cases; see ``Item 10: Additional Information --- Taxation''.

(6) On 5 December 2000, Reed International issued 113,700,000 new 12.5p ordinary shares at 625p each following a joint international offering by Reed International and Elsevier. The purpose of the offering was to finance the proposed acquisition by Reed Elsevier of the Scientific, Technical & Medical business and the U.S. Schools Education and Testing businesses of Harcourt. The nominal value of the shares issued was 'L'14.2 million and the net proceeds were 'L'694 million.

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

	Year ended 31 December[u](1)
	- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
	1997	1998	1999	2000	2001	2001[u](2)
	- - - - - - - -	- - - - - - -	- - - - - - - -	- - - - - - -	- - - - - - -	- - - - - - - - - -
	(in millions, except per share amounts)

Amounts in accordance with Dutch GAAP:
Share of adjusted profit before tax[u](3) . . . . .	'E'595	'E'575	'E'540	'E'566	'E'683	$608
Share of amortisation . . . . . . . . . . . . . . .	(209)	(247)	(284)	(384)	(403)	(358)
Share of exceptional items before tax[u](4) . . . .	(324)	449	(176)	(25)	(59)	(53)
Taxation . . . . . . . . . . . . . . . . . . . . . .	(72)	(203)	(128)	(130)	(120)	(107)
	- - - - - - - -	- - - - - - -	- - - - - - - -	- - - - - - -	- - - - - - -	- - - - - - - - - -
Profit/(loss) attributable to ordinary shareholders	'E'(10)	'E'574	'E'(48)	'E'27	'E'101	$90
	= = = = = = = =	= = = = = = =	= = = = = = = =	= = = = = = =	= = = = = = =	= = = = = = = = = =
Basic earnings/(loss) per Elsevier ordinary share .	'E'(0.01)	'E'0.81	'E'(0.07)	'E'0.04	'E'0.13	12c/
Diluted earnings/(loss) per Elsevier ordinary share	(0.01)	0.81	(0.07)	0.03	0.13	12c/
Gross dividends per Elsevier ordinary share . . . .	0.43	0.39	0.27	0.28	0.30	27c/
Total assets . . . . . . . . . . . . . . . . . . . .	1,535	1,736	1,639	2,650	2,625	$2,337
Long term borrowings, less current portion . . . . .	(11)	(11)	(8)	(6)	(5)	(4)
Shareholders' funds[u](5) . . . . . . . . . . . . .	1,282	1,512	1,493	2,448	2,392	2,129
Adjusted amounts:[u](3)
Adjusted profit before tax . . . . . . . . . . . .	595	575	540	566	683	608
Adjusted profit attributable . . . . . . . . . . .	440	425	401	419	503	448
Adjusted earnings per Elsevier ordinary share . .	0.62	0.60	0.57	0.59	0.64	57c/

Amounts in accordance with U.S. GAAP:
Net income/(loss) . . . . . . . . . . . . . . . . .	'E'58	'E'326	'E'(46)	'E'58	'E'(5)	$(4)
Basic earnings/(loss) per Elsevier ordinary share .	0.08	0.46	(0.06)	0.08	(0.01)	(1)c/
Diluted earnings/(loss) per Elsevier ordinary share	0.08	0.46	(0.06)	0.08	(0.01)	(1)c/
Total assets . . . . . . . . . . . . . . . . . . . .	2,156	2,057	1,997	3,046	2,919	$2,598
Long term borrowings, less current portion . . . . .	(11)	(11)	(8)	(6)	(5)	(4)
Shareholders' funds[u](5) . . . . . . . . . . . . .	2,102	2,012	1,951	2,984	2,843	2,531

- - - - - - - - - - - - - - - - - - -

(1) The financial statements of Elsevier are prepared in accordance with accounting policies that are in conformity with Dutch GAAP, which differs in certain significant respects from U.S. GAAP. The principal differences between Dutch GAAP and U.S. GAAP which are relevant to Elsevier are set out in note 15 to the Elsevier financial statements.

(2) Noon buying rates as at 31 December 2001 have been used to provide a convenience translation into U.S. dollars.

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

(4) Share of exceptional items before tax includes Elsevier's share of Reed Elsevier's exceptional items:

(i) in 2001 exceptional charges relate to reorganisation costs, principally headcount reduction in the Business division, acquisition related costs arising on the integration of Harcourt and other recent acquisitions, and costs relating to the financing of the tender offer. Basic earnings per Elsevier ordinary share include 'E'0.10 (loss) in respect of these items. Exceptional gains, amounting to 'E'0.03 per Elsevier ordinary share, arose primarily in respect of the disposal of OAG Worldwide, Cahners Travel Group, Bowker and certain training businesses in the Netherlands;

(ii) in 2000 exceptional charges principally relate to the costs of a major programme of reorganisation across Reed Elsevier businesses, commenced in 1999. Basic earnings per Elsevier ordinary share include 'E'0.13 (loss) in respect of these items. Exceptional gains, amounting to 'E'0.10 per Elsevier ordinary share, arose in 2000 in respect of the disposal of Springhouse, KG Saur and REZsolutions;

(iii) in 1999 exceptional items relate to the costs of a major programme of reorganisation across Reed Elsevier businesses, and to Year 2000 compliance and acquisition related costs. Reorganisation costs include employee severance, surplus leasehold property obligations and fixed asset write-offs. Basic earnings per Elsevier ordinary share include 'E'0.26 (loss) in respect of these items;

(iv) in 1998 exceptional items principally relate to the gain on disposal of IPC Magazines. Basic earnings per Elsevier ordinary share under, respectively, Dutch GAAP and U.S. GAAP includes 'E'0.55 and 'E'0.62 in respect of this item. In addition, under U.S. GAAP, Reed Elsevier's goodwill and intangible asset lives were re-evaluated and are amortised over shorter periods resulting, from 1998, in a significantly higher amortisation charge; see note 29 to the combined financial statements. Basic earnings per Elsevier ordinary share includes 'E'0.28 (loss) under U.S. GAAP in respect of the non recurring element of the incremental charge arising from this re-evaluation; and

(v) in 1997 exceptional items principally relate to the cost of programmes to recompense advertisers in relation to irregularities in circulation claims for certain Reed Travel Group publications together with related expenses and reorganisation costs and the non-cash write down of Reed Travel Group intangible assets. Basic earnings per Elsevier ordinary share under, respectively, U.S. GAAP and Dutch GAAP includes 'E'0.48 (loss) and 'E'0.40 (loss) in respect of these items.

(5) On 12 April 2001, the company issued 629,298 R--Shares to Reed Holding BV, a wholly owned subsidiary of Reed International, for 'E'91.3 million before capital taxes, so as to maintain Reed International's 5.8% indirect equity interest in Elsevier. On 5 December 2000, the company issued 66,255,000 new ordinary shares at 'E'14.50 each following a joint international offering by Reed International and Elsevier. The purpose of the offering was to finance the proposed acquisition by Reed Elsevier of the Scientific, Technical & Medical business and the U.S. Schools Education and Testing businesses of Harcourt. The nominal value of the shares issued was 'E'4.0 million and the net proceeds were 'E'933 million.

EXCHANGE RATES

For a discussion of the impact of currency fluctuations on Reed Elsevier's combined results of operations and combined financial position, see ``Item 5: Operating and Financial Review and Prospects''. The exchange rate on 19 February 2002 was 'L'1.00 = $1.4302 and 'E'1.00 = $0.8764.

The following table illustrates, for the periods and dates indicated, certain information concerning the Noon Buying Rate for pounds sterling expressed in U.S. dollars per 'L'1.00. Noon Buying Rates have not been used in the preparation of the Reed Elsevier combined financial statements or the Reed International financial statements.

U.S. dollars per 'L'1.00 -- Noon Buying Rates

	Period
	- - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
Year ended 31 December	End	Average[u](1)	High	Low
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -	- - - -	- - - - - - - - - - - - -	- - - -	- - - -

1997 . . . . . . . . . . . . . . . . . .	1.64	1.64	1.70	1.58
1998 . . . . . . . . . . . . . . . . . .	1.66	1.66	1.71	1.61
1999 . . . . . . . . . . . . . . . . . .	1.62	1.62	1.68	1.55
2000 . . . . . . . . . . . . . . . . . .	1.49	1.52	1.65	1.40
2001 . . . . . . . . . . . . . . . . . .	1.45	1.44	1.50	1.37

Month			High	Low
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -			- - - -	- - - -
February 2002 (through 19 February 2002)			1.43	1.41
January 2002 . . . . . . . . . . . . . .			1.45	1.41
December 2001 . . . . . . . . . . . . . .			1.46	1.42
November 2001 . . . . . . . . . . . . . .			1.47	1.41
October 2001 . . . . . . . . . . . . . .			1.48	1.42
September 2001 . . . . . . . . . . . . .			1.47	1.44
August 2001 . . . . . . . . . . . . . . .			1.46	1.41

- - - - - - - - - - - - - - - - - - -

(1) The average of the Noon Buying Rates on the last day of each month during the relevant period.

The following table illustrates, for the periods and dates indicated, certain information concerning the Noon Buying Rate for the euro expressed in U.S. dollars per 'E'1.00. Noon Buying Rates have not been used in the preparation of the Elsevier financial statements.

U.S. dollars per 'E'1.00[u](1) -- Noon Buying Rates

	Period
	- - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
Year ended 31 December	End	Average[u](2)	High	Low
- - - - - - - - - - - - - - - - - - - - -	- - - -	- - - - - - - - - - - - -	- - - -	- - - -

1997 . . . . . . . . .	1.08	1.12	1.28	1.03
1998 . . . . . . . . .	1.17	1.10	1.21	1.06
1999 . . . . . . . . .	1.01	1.07	1.18	1.00
2000 . . . . . . . . .	0.94	0.92	1.03	0.83
2001 . . . . . . . . .	0.89	0.90	0.95	0.84

Month	High	Low
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -	- - - -	- - - -

February 2002 (through 19 February 2002)	0.88	0.86
January 2002 . . . . . . . . . . . . . .	0.90	0.86
December 2001 . . . . . . . . . . . . . .	0.90	0.88
November 2001 . . . . . . . . . . . . . .	0.90	0.88
October 2001 . . . . . . . . . . . . . .	0.92	0.89
September 2001 . . . . . . . . . . . . .	0.93	0.89
August 2001 . . . . . . . . . . . . . . .	0.92	0.88

- - - - - - - - - - - - - - - - - - -

(1) 'E' rates for periods prior to the 1999 financial year have been stated using the relevant Dutch guilder rates, translated at the Official Conversion Rate of Dfl2.20371 per 'E'1.00, which was fixed as at 1 January 1999.

(2) The average of the Noon Buying Rates on the last day of each month during the relevant period.

RISK FACTORS

The key risks to our business are included below. Additional risks not presently known to us or that we currently deem immaterial may also impair our business.

We operate in a highly competitive environment that is subject to rapid change and we must continue to invest and adapt to remain competitive.

Our scientific, business to business, legal and education businesses operate in highly competitive markets. These markets continue to change in response to technological innovations and other factors. We cannot predict with certainty the changes that may occur and the effect of those changes on the competitiveness of our businesses. In particular, the means of delivering our products, and the products themselves, may be subject to rapid technological change. We cannot predict whether technological innovations will, in the future, make some of our products wholly or partially obsolete. We may be required to invest significant resources to further adapt to the changing competitive environment.

We cannot assure you that there will be continued demand for our products and services.

Our businesses are dependent on the continued acceptance by our customers of our products and services and the prices which we charge for our products and services. We cannot predict whether there will be changes in the future which will affect the acceptability of products, services and prices to our customers.

We cannot assure you whether our substantial investment in our internet initiatives will produce satisfactory, long term returns.

We are investing significant amounts to develop and promote our internet initiatives and electronic platforms. The provision of products and services through these media is very competitive and we may experience difficulties developing this aspect of our business due to a variety of factors, many of which are beyond our control. These factors may include:

o the acceptance of our internet initiatives and electronic platforms by our customers;

o competition from comparable and new technologies; and

o the public's acceptance and continued use of the internet and electronic media.

In addition, as a consequence of our internet and other technological initiatives, we are becoming more dependent on the successful performance and operation of the internet and our systems.

Changes in government funding of academic institutions or spending by academic institutions may adversely affect our education and science and medical businesses.

Our education business receives substantial public funds for its products and services. Our science and medical business supplies scientific information principally to academic institutions. Any decrease of government funding or decrease in academic funding could negatively impact our businesses.

We may be unable to implement and execute our strategic plans if we cannot maintain high quality management.

The implementation and execution of our strategic plans depend on the availability of high quality management resources across all our businesses. We cannot predict that in the future such resources will be available.

A significant portion of our revenue is derived from advertising.

Approximately 19% of our revenue in 2001 was derived from advertising. Traditionally, spending by companies on advertising and other marketing activities has been cyclical with companies spending significantly less on advertising in times of economic slowdown or recession, as has been the case in 2001. Our results could be adversely affected by a prolonged reduction of advertising revenues that would likely result upon a continuing economic slowdown or recession.

Our intellectual property rights may not be adequately protected under current laws in some jurisdictions, which may adversely affect our results and our ability to grow.

Our products are largely comprised of intellectual property content delivered through a variety of media, including journals, books, CD-ROMs and the internet. We rely on trademark, copyright and other intellectual property laws to establish and protect our proprietary rights in these products. However, we cannot assure you that our proprietary rights will not be challenged, limited, invalidated or circumvented. Despite trademark and copyright protection and similar intellectual property protection laws, third parties may be able to copy, infringe or otherwise profit from our proprietary rights without our authorisation. These unauthorised activities may be facilitated by the internet.

In addition, the lack of internet-specific legislation relating to trademark and copyright protection creates an additional challenge for us in protecting our proprietary rights to content delivered through the internet and electronic platforms.

Our businesses may be adversely affected if their electronic delivery platforms experience a significant failure or interruption.

Our businesses are increasingly dependent on electronic platforms, primarily the internet, for delivery of their products and services. Although plans and procedures are in place to reduce such risks, our businesses could be adversely affected if their electronic delivery platforms experience a significant failure or interruption.

Fluctuations in exchange rates may affect our reported results.

Our financial statements are expressed in pounds sterling and euros and are, therefore, subject to movements in exchange rates on the translation of the financial information of businesses whose operational currencies are other than our reporting currencies. The U.S. is our most important market outside of Europe, and, accordingly, significant fluctuations in U.S. dollar/sterling and U.S. dollar/euro exchange rates could significantly affect our reported results from year to year. In addition, in some of our businesses we incur costs in currencies other than those in which revenues are earned. The relative movements between the exchange rates in the currencies in which costs are incurred and the currencies in which revenues are earned can significantly affect the profits of those businesses.

Integrating our operations and the acquired businesses of Harcourt may prove to be disruptive and could result in the combined businesses failing to meet our expectations.

We have acquired Harcourt's Scientific Technical & Medical (``STM'') businesses and its U.S. K-12 (Kindergarten to 12th grade) Schools Education and Testing businesses and expect the acquisition will result in increased revenue and profit growth. We cannot be sure that we will realise these anticipated benefits in full or at all. Achieving the expected benefits and synergies of the acquisition will depend, in part, upon whether the operations and the personnel of Harcourt can be integrated in an efficient and effective manner with our existing businesses. The process of integrating two formerly separately operated businesses may be disruptive to both businesses, may take longer than we anticipate and may cause an interruption of our business. The performance of the combined businesses may not meet our expectations if integration is not successful or if the process is prolonged.

ITEM 4: INFORMATION ON REED ELSEVIER

STRUCTURE

Reed Elsevier came into existence in January 1993 when Reed International and Elsevier contributed their businesses to two jointly owned companies, Reed Elsevier plc, a U.K. registered company which owns the publishing and information businesses, and Elsevier Reed Finance BV, a Dutch registered company which owns the financing activities. Reed International and Elsevier have retained their separate legal and national identities and are publicly held companies with separate stock exchange listings in London, Amsterdam and New York.

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

Under the equalisation arrangements, Reed International shareholders have a 52.9% economic interest in Reed Elsevier and Elsevier shareholders (other than Reed International) have a 47.1% economic interest in Reed Elsevier. Holders of ordinary shares in Reed International and Elsevier enjoy substantially equivalent dividend and capital rights with respect to their ordinary shares.

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

Proposed name changes

Following the harmonisation of the Boards of Reed International, Elsevier and Reed Elsevier plc during 1999, and in recognition of the benefits of this management structure and the equivalence of economic interests, a proposal will be submitted to the forthcoming Annual General Meetings of Reed International and Elsevier to change their respective names to Reed Elsevier PLC and Reed Elsevier NV. The existing company that owns the publishing and information businesses, currently named Reed Elsevier plc, will, in turn, change its name to Reed Elsevier Group plc.

The above changes will not affect the equalisation ratio or the economic interests that Reed International and Elsevier shareholders have in Reed Elsevier.

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

Elsevier prior to the merger

Elsevier was formed in 1880 when a number of established Dutch publishers and booksellers pooled their interests. Initially, Elsevier's activities comprised small scale publishing for the general trade market. After World War II, Elsevier broadened the scope of its operations, diversifying into consumer magazines, newspapers, business publications, scientific journals and commercial printing and achieving considerable growth as a publisher of English language scientific journals. Since the late 1980s, Elsevier's strategy has been directed primarily towards expansion in publishing and information in English language information markets. This strategy resulted in the disposal of Elsevier's commercial printing and consumer book publishing operations and in the acquisition of a number of publishing houses active in the fields of scientific, professional and business to business publishing.

Material Acquisitions and Disposals

Reed Elsevier has made strategic acquisitions in the science & medical, legal, education and business sectors to enhance existing activities. Total acquisition expenditure in the three years ended 31 December 2001 was approximately 'L'4.3 billion, after taking into account borrowings and net cash acquired.

The most significant acquisition has been that of Harcourt General, Inc (``Harcourt'') in July 2001 for $4.45 billion ('L'3.2 billion). The acquired Harcourt Higher Education business and the Corporate & Professional Services businesses (other than educational and clinical testing) were subsequently sold to The Thomson Corporation for $2.06 billion ('L'1.5 billion) before tax. Following the on-sale Reed Elsevier has acquired Harcourt's Scientific, Technical & Medical (``STM'') businesses, bringing high quality scientific and technical journals and a leading position in worldwide medical publishing, and its U.S. Schools Education and Testing businesses, which are leaders in U.S. educational publishing and provide testing and performance measuring services for educational and clinical use. A more detailed description of the Harcourt STM and U.S. Schools Education and Testing businesses is included in, respectively, ``Science & Medical'' and ``Education''. The financing of this acquisition is outlined in ``Item 5: Operating and Financial Review and Prospects''.

The other principal acquisitions in the three years ended 31 December 2001 have been:

o CMD Group, a leading international supplier of information to the construction industry, in May 2000 for $300 million ('L'199 million); and

o Miller Freeman Europe, Europe's leading trade exhibition organiser, in July 2000 for 'L'360 million.

In addition, Reed Elsevier has made a significant number of smaller acquisitions.

In 1995 Reed Elsevier initiated a major divestment programme to withdraw from consumer publishing markets. In 1998 Reed Elsevier completed the sale of its consumer book publishing operations. The last major step in its withdrawal from consumer publishing markets was the divestment, also in 1998, of IPC Magazines in the U.K., yielding gross proceeds of 'L'878 million.

Principal Executive Offices

The principal executive offices of Reed International are located at 25 Victoria Street, London SW1H 0EX, England. Tel: +44 20 7222 8420. The principal executive offices of Elsevier are located at Sara Burgerhartstraat 25, 1055 KV Amsterdam, The Netherlands. Tel: +31 20 485 2434. The principal executive office located in the U.S. is at 125 Park Avenue, 23rd Floor, New York, New York, 10017. Tel +1 212 309 5498. Our internet address is www.reedelsevier.com.

BUSINESS DESCRIPTION AND ORGANISATION

We are one of the world's leading publishers and information providers. Our activities include science & medical, legal, education and business publishing. Our principal operations are in North America and Europe. For the year ended 31 December 2001, we had total turnover of approximately 'L'4.6 billion and an average of approximately 34,600 employees. As at 31 December 2001, we had approximately 37,000 employees. In 2001, North America represented our largest single geographic market, based on turnover by destination, contributing 61% of our total turnover.

Turnover is derived principally from subscriptions, circulation and copy sales, advertising sales and exhibition fees. In 2001, 39% of Reed Elsevier's turnover was derived from subscriptions; 24% from circulation and copy sales; 19% from advertising sales; 10% from exhibition fees; and 8% from other sources.

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

Both subscription and circulation and copy sales include the electronic distribution of products and subscription and transactional sales of online services. In 2001, approximately 27% of our turnover was derived from electronic information products, principally internet based.

Sales are recognised for the various revenue sources as follows: subscriptions --- over the period of the subscription; circulation --- on despatch; advertising --- on publication or period of online display; exhibitions --- on exhibition date; educational testing contracts --- on delivery milestones.

The following table shows our turnover by business segment and on the basis of geographic origin and markets and our adjusted operating profit, which is stated before the amortisation of goodwill and intangible assets and exceptional items, by business segment and on the basis of its geographic origin, in each of the three years ended 31 December 2001:

	Turnover						Adjusted Operating Profit[u](1)(2)
	- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -						- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
	1999		2000		2001		1999		2000		2001
	- - - - - - - - - - -		- - - - - - - - - - -		- - - - - - - - - - -		- - - - - - - - - -		- - - - - - - - - -		- - - - - - - - - -
	(in millions, except percentages)

Business Segment[u](3)
Science & Medical . . . . .	'L'652	19%	'L'693	19%	'L'1,024	22%	'L'231	29%	'L'252	32%	'L'344	35%
Legal . . . . . . . . . . .	1,087	32	1,201	32	1,330	29	282	36	237	30	267	27
Education . . . . . . . . .	181	5	202	5	579	13	34	4	40	5	132	13
Business . . . . . . . . .	1,470	44	1,672	44	1,627	36	245	31	264	33	247	25
	- - - - - - - -	- - -	- - - - - - - -	- - -	- - - - - - - -	- - -	- - - - - -	- - -	- - - - - -	- - -	- - - - - -	- - -
Total . . . . . . . . . . .	'L'3,390	100%	'L'3,768	100%	'L'4,560	100%	'L'792	100%	'L'793	100%	'L'990	100%
	= = = = = = = =	= = =	= = = = = = = =	= = =	= = = = = = = =	= = =	= = = = = =	= = =	= = = = = =	= = =	= = = = = =	= = =
Geographic Origin[u](4)(5)
North America . . . . . . .	'L'1,836	54%	'L'2,098	56%	'L'2,695	59%	'L'359	45%	'L'335	42%	'L'482	49%
United Kingdom . . . . . .	698	21	734	19	795	17	191	24	191	24	207	21
The Netherlands . . . . . .	391	11	399	11	416	9	135	17	136	17	163	16
Rest of Europe . . . . . .	307	9	356	9	445	10	87	11	102	13	108	11
Rest of World . . . . . . .	158	5	181	5	209	5	20	3	29	4	30	3
	- - - - - - - -	- - -	- - - - - - - -	- - -	- - - - - - - -	- - -	- - - - - -	- - -	- - - - - -	- - -	- - - - - -	- - -
Total . . . . . . . . . . .	'L'3,390	100%	'L'3,768	100%	'L'4,560	100%	'L'792	100%	'L'793	100%	'L'990	100%
	= = = = = = = =	= = =	= = = = = = = =	= = =	= = = = = = = =	= = =	= = = = = =	= = =	= = = = = =	= = =	= = = = = =	= = =
Geographic Market[u](4)(5)
North America . . . . . . .	'L'1,906	56%	'L'2,152	57%	'L'2,765	61%
United Kingdom . . . . . .	484	14	521	14	557	12
The Netherlands . . . . . .	237	7	234	6	224	5
Rest of Europe . . . . . .	418	13	478	13	587	13
Rest of World . . . . . . .	345	10	383	10	427	9
	- - - - - - - -	- - -	- - - - - - - -	- - -	- - - - - - - -	- - -
Total . . . . . . . . . . .	'L'3,390	100%	'L'3,768	100%	'L'4,560	100%
	= = = = = = = =	= = =	= = = = = = = =	= = =	= = = = = = = =	= = =

- - - - - - - - - - - - - - - - - - -

(1) U.K. and Dutch GAAP allow the presentation of alternative earnings measures. Adjusted operating profit is shown before the amortisation of goodwill and intangible assets and exceptional items. Reed Elsevier businesses focus on adjusted profits as an additional performance measure; see note 1 to the combined financial statements. U.S. GAAP does not permit the presentation of alternative earnings measures.

(2) Exceptional items are significant items within Reed Elsevier's ordinary activities which, under U.K. and Dutch GAAP, need to be disclosed separately due to their size or incidence. Net exceptional items charged to operating profit totalled 'L'98 million (loss) in the year ended 31 December 2001, 'L'115 million (loss) in the year ended 31 December 2000 and 'L'239 million (loss) in the year ended 31 December 1999. See ``Item 5: Operating and Financial Review and Prospects '' and note 8 to the combined financial statements for a further description of these items.

(3) Reed Educational & Professional Publishing, previously reported within the Legal segment, was presented in a separate Education segment for the first time in 2000 in anticipation of the acquisition of Harcourt. Comparatives have been restated accordingly. The Scientific segment was renamed Science & Medical in 2000 to reflect business strategy.

(4) The analysis by geographic origin attributes turnover and adjusted operating profit to the territory where the product originates. The analysis by geographic market attributes turnover on the basis of the destination where the product is delivered.

(5) Our geographic markets are North America, the U.K., the Netherlands, the Rest of Europe (excluding the U.K. and the Netherlands) and the Rest of the World (other than North America, the U.K., the Netherlands and the Rest of Europe).

Our businesses compete for circulation and marketing expenditures in scientific and medical, legal, education and business sectors. The bases of competition include, for readers and users of the information, the quality and variety of the editorial content, the quality of the software to derive added value from the information, the timeliness and the price of the products and, for advertisers, the quality and the size of the audiences targeted.

The following table shows the main business units by reference to business segment and geographical location.

Business Segment[u](7)	Geographical Location[u](6)
- - - - - - - - - - - - - - - - - - - - -	- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
	North America[u](1)	United Kingdom	The Netherlands
	- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -	- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -	- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -

Science & Medical	Elsevier Science Academic Press Harcourt Health Sciences Excerpta Medica Communications MDL Information Systems Endeavor Information Systems	Elsevier Science Academic Press Harcourt Health Sciences Butterworth-Heinemann	Elsevier Science Excerpta Medica Communications

Legal	LexisNexis North America North American Legal Markets[u](5) Corporate and Federal Markets Martindale-Hubbell	LexisNexis Butterworths Tolley[u](2)

Education	Harcourt School Publishers Holt, Rinehart and Winston Steck-Vaughn Rigby Greenwood-Heinemann The Psychological Corporation Harcourt Educational Measurement Harcourt Trade Publishers	Reed Educational & Professional Publishing Heinemann Ginn Rigby The Psychological Corporation

Business	Cahners Business Information CMD Group ICIS-LOR Schnell Publishing Company Reed Exhibitions[u](3)	Reed Business Information Reed Exhibitions[u](3)	Elsevier Business Information[u](4)

Business Segment[u](7)	Geographical Location[u](6)
- - - - - - - - - - - - - - - - - - - - -	- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
	Rest of Europe	Rest of World
	- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -	- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -

Science & Medical	Elsevier Science, Republic of Ireland MDL Information Systems Harcourt Health Sciences Editions Scientifiques et Me¤dicales Elsevier, France	Elsevier Science, Singapore Elsevier Science, Japan Harcourt Health Sciences Excerpta Medica Communications, Japan

Legal	Editions du Juris-Classeur, France[u](2) Verlag ARD Orac, Austria[u](2) Dott. A. Giuffre‘Editore, Italy (40%)[u](2) StÌmpfli Verlag Switzerland (40%)[u](2) WydawnictaPrawnicze, Poland[u](2)	Butterworths, Australia[u](2) Butterworths, South East Asia[u](2) Butterworths, South Africa (50%)[u](2) LexisNexis Latin America[u](2)

Education		Rigby-Heinemann, Australia Reed Publishing, New Zealand

Business	Elsevier Business Information,
Belgium[u](4)
Elsevier Informacion Profesional,
Spain[u](4)
Elsevier Fachinformationen,
Germany[u](4)
Elsevier Business Information,
France[u](4)
Groupe Strategies, France[u](4)
Reed Exposition, France[u](3)
Reed Midem Organisation,
France[u](3)
	Editoriale Elsevier, Italy[u](4)	Reed Business Information, Australia Reed Exhibitions, Japan[u](3) Reed Exhibitions, Singapore[u](3) Reed Exhibitions, Australia[u](3)

- - - - - - - - - - - - - - - - - - -

(1) U.S. unless otherwise stated.

(2) These businesses form part of LexisNexis International.

(3) These businesses form part of Reed Exhibitions.

(4) These businesses form part of Elsevier Business Information.

(5) This business includes Michie, Matthew Bender and Shepard's

(6) All businesses are 100% owned unless otherwise stated.

(7) With effect from 2002, the four business segments will be branded Elsevier Science, LexisNexis, Harcourt Education and Reed Business.

SCIENCE & MEDICAL

Year ended 31 December
	1999	2000	% change at constant rates[u](1)	2001[u](2)	% change at constant rates[u](3)
	- - - - - -	- - - - - -	- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -	- - - - - - - - - -	- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
(in millions, except percentages)

Turnover
Science & Technology . . . . . .	'L'534	'L'592	+12%	'L'748	+24%
Health Sciences . . . . . . . .	118	101	--15%	276	+165%
	- - - - - -	- - - - - -	- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -	- - - - - - - - - -	- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
	'L'652	'L'693	+7%	'L'1,024	+44%
	= = = = = =	= = = = = =	= = = = = = = = = = = = = = = = = = = = = = = = = = = = = = =	= = = = = = = = = =	= = = = = = = = = = = = = = = = = = = = = = = = = = = = = = =
Adjusted operating profit[u](4)	'L'231	'L'252	+12%	'L'344	+34%
	= = = = = =	= = = = = =	= = = = = = = = = = = = = = = = = = = = = = = = = = = = = = =	= = = = = = = = = =	= = = = = = = = = = = = = = = = = = = = = = = = = = = = = = =
Adjusted operating margin[u](4)	35.4%	36.4%	+1.0pts	33.6%	--2.8pts
	= = = = = =	= = = = = =	= = = = = = = = = = = = = = = = = = = = = = = = = = = = = = =	= = = = = = = = = =	= = = = = = = = = = = = = = = = = = = = = = = = = = = = = = =

- - - - - - - - - - - - - - - - - - -

(1) Represents percentage change over 1999 at constant rates of exchange, which have been calculated using the average exchange rates for the 1999 financial year; see page 29 for percentage changes at actual rates of exchange.

(2) Includes turnover of 'L'242 million and adjusted operating profit of 'L'56 million for the Harcourt Science, Technical & Medical (``STM'') business acquired on 12 July 2001.

(3) Represents percentage change over 2000 at constant rates of exchange, which have been calculated using the average exchange rates for the 2000 financial year; see page 29 for percentage changes at actual rates of exchange.

(4) U.K. and Dutch GAAP allow the presentation of alternative earnings measures. Adjusted operating profit is presented as an additional performance measure and is shown before amortisation of goodwill and intangible assets and exceptional items. U.S. GAAP does not permit the presentation of alternative earnings measures.

The Science & Medical segment of Reed Elsevier comprises worldwide scientific, technical and medical publishing and communications businesses. Elsevier Science is a leading international publisher of scientific, technical and medical information with headquarters in Amsterdam and operations located around the globe, including London, Oxford, Paris, New York, Philadelphia, St. Louis, San Diego, Singapore and Tokyo.

The Science & Medical strategy is to be the leading provider of high quality scientific, technical and medical information to the academic, research and healthcare communities. We expect this to be achieved through the use of new technology to deliver interlinked, searchable and authoritative content. We expect two key internet products, where electronic access to comprehensive and interlinked content and sophisticated search capabilities offer added value to users, to be important drivers of growth: ScienceDirect for the academic and research community; and MDConsult for health practitioners.

On 12 July 2001 Reed Elsevier acquired Harcourt's STM business and U.S. Schools Education and Testing businesses in a $4.5 billion transaction. The Harcourt STM business brings high quality scientific and technical journals and books and a leading global position in medical publishing. Harcourt STM has two principal businesses, Academic Press and Harcourt Health Sciences:

o Academic Press publishes some 170 peer-reviewed journals, with particular focus on life, physical, social and computer sciences. Academic Press also publishes reference works and databases. The IDEAL system provides Academic Press content online and holds approximately 215,000 scientific research articles.

o Harcourt Health Sciences is a leader in healthcare and medical publishing measured by revenues. Through a range of imprints, Harcourt Health Sciences publishes some 8,500 clinical reference works and over 250 journals and handbook series, covering the full spectrum of primary medical research, clinical practice and allied healthcare. Through MDConsult, Harcourt Health Sciences provides proprietary and licensed clinical information online to physicians and other healthcare professionals.

The Butterworth-Heinemann book publishing activities, formerly a part of Reed Educational & Professional Publishing, are being integrated with Elsevier Science where the technical and medical publishing programme has better fit.

The enlarged Elsevier Science business will have more than 1,500 subscription based journals containing over 200,000 new research articles published each year and a book publishing programme of some 2,000 new books each year with a backlist of more than 20,000 titles.

The integration of the Harcourt businesses and Butterworth-Heinemann with Elsevier Science is well advanced. Scientific journal production is being consolidated and Academic Press content incorporated within ScienceDirect. The Health Sciences division has been reorganised around the major research and clinical disciplines. Sales teams and marketing programmes are being aligned and publishing and editorial activities brought together. Back office operations and facilities are being consolidated. The integration process will be largely completed during 2002.

Elsevier Science is managed as three divisions: Science & Technology, Health Sciences, and Operations. The Science & Technology and Health Sciences divisions are responsible for product management, marketing and sales and electronic delivery platforms, while the Operations division is in charge of production (typesetting, printing etc.), fulfillment and distribution, and infrastructure.

In 2001, subscriptions accounted for approximately 66% of Science & Medical turnover, circulation and copy sales for 20% of turnover and other sources for 14% of turnover. Approximately 49% of Science & Medical turnover in 2001 was derived from North America, 31% from Europe, and the remaining 20% from the rest of the world.

Science & Technology

Science & Technology combines the former Reed Elsevier Scientific and Technical businesses, Academic Press and the majority of the former Butterworth-Heinemann business. Science & Technology contributed approximately 73% of the total turnover of Science & Medical in 2001.

Through a number of imprints including Elsevier, Pergamon, Academic Press and North Holland, Elsevier Science supplies scientific and technical information through journals, books, CD-ROMs and the internet to libraries, scientists and professionals serving an increasingly wide range of research fields including the life sciences, social sciences, engineering, chemistry, physical sciences, econometrics, statistics, geology, computer sciences, management and psychology. Elsevier Science is integral to the scientific community and these peer-reviewed journals are the primary conduit for the dissemination of authoritative research findings.

The ScienceDirect service, which represents one of the most comprehensive and advanced sources of full text scientific research in the world, continued to make good progress through 2001. ScienceDirect now covers 66% of our scientific journal subscription revenues, up from 45% a year ago and 25% a year before that. Usage continues to grow strongly and annual page views doubled over the year to 220 million. ScienceDirect now holds over 1.8 million full text articles, adding 350,000 articles, including back files, during the year from our scientific journals, and has 45 million bibliographic records. With the addition of journals acquired with Harcourt, by mid-2002, research articles will be available through ScienceDirect from nearly 1,500 scientific and medical journals. The major five year programme initiated last year to incorporate the 5 million articles published before 1995 from our archive is making good progress. During 2001 we released three complete collections -- Organic Chemistry, Inorganic Chemistry and Chemical Engineering.

Among Elsevier Science's most widely known and largest scientific journals are Cell, Brain Research, Neuroscience and Biochimica et Biophysica Acta in the life sciences; Tetrahedron and Journal of Chromatography in chemistry; Physics Letters and Solid State Communications in the physical sciences; Journal of Financial Economics in economics; and Artificial Intelligence in the computer sciences field. Renowned journals acquired with Academic Press include the Journal of Molecular Biology, Molecular Therapy and Developmental Biology in life sciences and the Journal of Computational Physics and the Journal of Sound and Vibration in the physical sciences.

Elsevier Science also publishes secondary material in the form of supporting bibliographic data, indexes and abstracts, and tertiary information in the form of review and reference works, including the Trends and Current Opinion series and Encyclopedia of Neuroscience. In 2001 major reference works launched included the International Encyclopedia of Social and Behavioral Sciences and the Encyclopedia of Genetics. In addition Elsevier Science publishes conference proceedings, letters, journals for rapid communications, handbooks, bulletins, magazines, dictionaries, newsletters, and sponsored publications.

Elsevier Science offers a number of secondary databases, available electronically online or on CD-ROM. These include: EMBASE, covering pharmaceutical and biomedical sciences; Compendex, covering all the engineering disciplines; Geobase, focusing on geoscience and related areas; Beilstein Database, providing online access to approximately eight million chemical structures with linked descriptions of the properties, reactions, preparations, citations and links to the pharmaceutical research tools of MDL Information Systems; and Elsevier BIOBASE, a biological science database. Elsevier Science also maintains such highly specialized databases such as World Textiles and FLUIDEX.

Competition within the science and technology publishing fields is generally on a title by title basis. Competing leading titles are typically published by learned societies such as the American Chemical Society, the Institute of Electrical and Electronics Engineers and the American Institute of Physics in the U.S. and the Royal Society of Chemistry in the U.K.

Health Sciences

The Health Sciences division of Elsevier Science operates a worldwide network of medical publishing and communications businesses. It combines the medical publications of Reed Elsevier, Harcourt Health Sciences and Butterworth- Heinemann. Together these businesses contributed approximately 27% of Science & Medical turnover in 2001.

The Health Sciences division is organised around the major disciplines, namely Medicine, Surgery, Nursing, Health Professions, and Pharmaceutical Information and Communication. Health Sciences publishes approximately 8,500 clinical reference works and over 450 journals covering the full spectrum of primary medical research, education, clinical practice and allied health care. Health Sciences comprises renowned imprints such as W.B. Saunders, Mosby, Churchill Livingstone, Elsevier and Excerpta Medica Communications. Its primary geographic markets are the U.S., the U.K., and France, while secondary markets include Italy, Spain, Brazil, Australia and Asia.

Elsevier Science publishes international titles such as The Lancet and Gray's Anatomy, and local books and journals such as the Encyclope¤die Me¤dico- Chirurgicale for the French market, Potter and Perry's Fundamentals of Nursing for the Australian and New Zealand markets, and the book series Les Confe¤rences d'Enseignement. Among Elsevier Science's most renowned medical journals are The Journal of the American College of Cardiology, The American Heart Journal, Gastroenterology and Annals of Emergency Medicine. Market leading reference works include Heart Disease, Infectious Disease, Cecil's Textbook of Medicine, The Johns Hopkins Hospital Harriet Lane Handbook, and Nelson's Textbook of Pediatrics.

Elsevier Science also holds a leading position in medical and nursing student textbooks. Medical student texts include Dorland's Medical Dictionary, Guyton's Textbook of Physiology, Davison's Principles and Practice of Medicine, and Rang's Pharmacology. Mosby is the global leading imprint for nursing student textbooks, with titles such as Mosby's Medical, Nursing and Allied Health Dictionary, Mosby's Nursing Drug Reference, Medical-Surgical Nursing, and Wong's Essentials of Pediatric Nursing.

The Lancet is one of the world's most respected medical journals, covering all aspects of human health and is sold through subscription in over 75 countries. In 2001 the Lancet launched Lancet Infectious Diseases, a further part of a series of journals with review information on specific diseases.

MDConsult provides web access to major medical reference works, databases, clinical journals, drug information, practice guidelines, education programmes, expert commentaries and medical news for serving physicians and allied healthcare professionals. MDConsult is licensed by almost every medical school and over 1,000 hospitals and healthcare organisations in the U.S. Our focus now is on further customisation and development of the service to meet the specific needs of individual specialities, and during 2001 MDConsult Cardiology was launched, the first of many speciality specific services.

Excerpta Medica Communications (``EMC'') publishes customised information to healthcare professionals, medical societies and pharmaceutical companies worldwide. EMC works closely with pharmaceutical companies to provide worldwide marketing and communications platforms for new drugs. EMC incorporates the former operations of Harcourt Health Communications. Consistent with the global structure of its major clients, the pharmaceutical companies, EMC has its offices in the U.S., the Netherlands, Italy, France, Spain, Japan, Hong Kong and Australia.

The medical publishing field is fragmented with competition generally on a title by title basis. There is regional competition from a number of information publishers and service providers in the U.S., such as Wolters Kluwer's Adis Press, Springhouse and Lippincott Williams & Wilkins divisions, The Thomson Corporation, McGraw Hill, Marcel Dekker, the American Medical Association, the Massachusetts Medical Society (New England Journal of Medicine), CoMed Communications Inc, Advanstar Communications, and IMS (Cognizant).

Operations

The Operations division provides book and journal production and fulfillment services for both Science & Technology and Health Sciences products.

Much of the pre-press production of the journals is outsourced to suppliers mainly based in the Far-East. An electronic production system, Computer Aided Production (``CAP'') is used to deliver the full text of journal articles in whichever format the customer requires: ScienceDirect, on CD-ROM, or in print. Currently all ex-Harcourt journal production processes are being integrated into this production process. As part of our ongoing efforts to upgrade our systems infrastructure, Elsevier Science is rolling out an electronic workflow programme from author submission and peer review to pre-press and the Electronic Warehouse. A similar production process is being developed for books and will be implemented in the coming years. Book production is largely outsourced in the Far East. Ex-Harcourt typesetting is still performed in- house. As part of the integration programme this will be transferred to external suppliers.

Printing is primarily sourced through a variety of unaffiliated printers located in cost effective printing centers in the U.K., the Netherlands, the U.S., China and Hong Kong. Distribution of hard copy journals is mainly outsourced. Most book distribution is handled in-house from owned facilities in the U.S. and the U.K.

LEGAL

	Year ended 31 December
	1999	2000	% change at constant rates[u](1)	2001	% change at constant rates[u](2)
	- - - - - - - -	- - - - - - - -	- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -	- - - - - - - -	- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
	(in millions, except percentages)

Turnover
LexisNexis North America . . . .	'L'854	'L'947	+4%	'L'1,041	+6%
LexisNexis International . . . .	233	254	+11%	289	+10%
	- - - - - - - -	- - - - - - - -	- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -	- - - - - - - -	- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
	'L'1,087	'L'1,201	+5%	'L'1,330	+7%
	= = = = = = = =	= = = = = = = =	= = = = = = = = = = = = = = = = = = = = = = = = = = = = = = =	= = = = = = = =	= = = = = = = = = = = = = = = = = = = = = = = = = = = = = = =
Adjusted operating profit[u](3)	'L'282	'L'237	--19%	'L'267	+9%
	= = = = = = = =	= = = = = = = =	= = = = = = = = = = = = = = = = = = = = = = = = = = = = = = =	= = = = = = = =	= = = = = = = = = = = = = = = = = = = = = = = = = = = = = = =
Adjusted operating margin[u](3)	25.9%	19.7%	--6.2pts	20.1%	+0.4pts
	= = = = = = = =	= = = = = = = =	= = = = = = = = = = = = = = = = = = = = = = = = = = = = = = =	= = = = = = = =	= = = = = = = = = = = = = = = = = = = = = = = = = = = = = = =

- - - - - - - - - - - - - - - - - - -

(1) Represents percentage change over 1999 at constant rates of exchange, which have been calculated using the average exchange rates for the 1999 financial year; see page 29 for percentage changes at actual rates of exchange.

(2) Represents percentage change over 2000 at constant rates of exchange, which have been calculated using the average exchange rates for the 2000 financial year; see page 29 for percentage changes at actual rates of exchange.

(3) U.K. and Dutch GAAP allow the presentation of alternative earnings measures. Adjusted operating profit is presented as an additional performance measure and is shown before amortisation of goodwill and intangible assets and exceptional items. U.S. GAAP does not permit the presentation of alternative earnings measures.

The Legal business of Reed Elsevier, the LexisNexis Group, is a leading provider of legal, government, tax and business information to customers around the world. The LexisNexis Group strategy is to be the leading preferred global supplier of information services and information based solutions to legal and business professionals.

During 2001, we have been progressively implementing our global branding strategy, as well as developing global product and technology platforms. LexisNexis was established as our global brand across the Legal division, and all online and offline products worldwide are now identified by this brand. Our web standards are integrated into more than 60 LexisNexis websites around the world, preparing the ground for a single global online product platform. Our global content and online products will be marketed across borders, through a common and consistent message. Our customers are becoming increasingly global themselves, and LexisNexis is set to take advantage of these trends.

The Legal business is reported through two divisions: LexisNexis North America and LexisNexis International. In 2001 LexisNexis North America contributed approximately 78% of the total turnover of the Legal segment, with LexisNexis International accounting for 22%.

LexisNexis North America

LexisNexis North America is a leading provider of information to legal, corporate and government customers in hard copy, online and CD-ROM formats. It operates principally in the U.S. The LexisNexis North America division comprises North American Legal Markets and U.S. Corporate and Federal Markets, both headquartered in Dayton, Ohio, and Martindale-Hubbell, headquartered in New Providence, New Jersey.

North American Legal Markets develops, markets and sells legal information products in electronic and hard copy formats to legal firms and practitioners, law schools and state and local governments in the U.S. and Canada. During 2001, the business has continued to add proprietary content through acquisition, alliance and authorship, and has made substantial progress in its programme to include case law summaries for the entire federal and state case law collection. The lexisONE web site for small law firms has continued to attract new registrants and an e-mail alerting service has been added which searches daily for case decisions fitting pre-selected criteria. Services have also been expanded beyond traditional research with the acquisition of Courtlink, which provides electronic filing of documents with courts and electronic access and monitoring by attorneys of court records.

Matthew Bender, a leading U.S. publisher of legal analysis and case law, offers more than 500 publications in print and electronic formats and is sold to subscribers in more than 160 countries. Its publications include California Forms of Pleading and Practice, Collier on Bankruptcy, Immigration Law and Procedure, Moore's Federal Practice, Nimmer on Copyright and Rabkin & Johnson's Current Legal Forms.

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

Shepard's Citations Service is the premier U.S. legal citation service and provides a comprehensive mix of federal and state jurisdictional and topical citator services delivered online or in print or CD-ROM formats. ``Shepardizing'' is a key process for U.S. lawyers and involves checking the continuing authority of a case or statutory reference in the light of subsequent legal changes.

CCH and Tax Analysts materials are offered by LexisNexis under licence.

U.S. Corporate and Federal Markets develops, markets and sells the LexisNexis online service to corporations, businesses and federal government agencies, and also manages news, business, financial and public records content acquisition and enhancements. In 2001, we introduced the next generation of nexis.com which is now the most customised and comprehensive online information resource for business and government. Usage continues to grow strongly with search volumes up over 25% in 2001. More than 70% of searches are now through the easier to use and more functional web products. Building on parallel success in legal markets, we have also made good progress with our Customised eSolutions, integrating content across a customer's intranet, nexis.com and other sources, including the web, to deliver more focused, customer specific solutions.

Martindale-Hubbell is a publisher of biographical guides to the legal profession in North America and internationally. Its flagship product, the Martindale-Hubbell Law Directory, gives users information on approximately one million lawyers and law firms in the U.S., Canada and worldwide. The Martindale-Hubbell Law Directory is available through hardbound print, CD-ROM and online. Martindale-Hubbell also offers the internet-based lawyers.com service to small law offices to connect them with prospective clients. The service, which is free to users, provides profiles of some 430,000 attorneys and firms world-wide.

During 2001, the Martindale-Hubbell legal directory business launched new web product enhancements and alliances to increase the value of its service to customers. martindale.com was launched including better navigation, improved graphics and expanded content for lawyers. It handles more searches than any other legal directory in the world.

Other businesses within LexisNexis North America include LexisNexis Document Services, a provider of comprehensive searching and filing services to U.S. law firms and asset-based lenders which provides service for 4,300 jurisdictions throughout the U.S. and Canada; and Reed Technology & Information Services, a provider of content management and information delivery systems.

In 2001, approximately 68% of LexisNexis North America's turnover came from subscription sales, including online services, 10% from transactional sales of on-line services, 10% from advertising (including directory listings), 3% from circulation and copy sales and the remaining 9% from other sources.

In the U.S. legal information and services sector, LexisNexis North America's principal competitor is West (The Thomson Corporation). The principal competitors in the business information sector include Dialog (The Thomson Corporation) and Factiva (Dow Jones and Reuters).

LexisNexis International

The LexisNexis International division comprises LexisNexis Europe and Africa, headquartered in London; LexisNexis Asia Pacific, headquartered in Singapore; and LexisNexis Latin America, headquartered in Buenos Aires.

LexisNexis Europe and Africa includes LexisNexis Butterworths Tolley, Editions du Juris-Classeur, Verlag ARD Orac, 40% interests in Giuffre¤ Editore in Italy and StÌmpfli Verlag in Switzerland, Wyndawnictwa Prawnicze in Poland, and Butterworths South Africa.

LexisNexis Butterworths Tolley is a leading U.K. professional publisher, which has provided information to the legal, tax and allied professions for nearly two centuries. An increasing amount of its information is now available online, through the web-based LexisNexis Butterworths Direct service which provides a resource for legal and tax information in the U.K. LexisNexis Butterworths Tolley's most widely known publications are Halsbury's Laws of England, The Encyclopaedia of Forms and Precedents, Simon's Taxes and Butterworths Company Law Service. The integration of LexisNexis Butterworths Direct and lexis.com has provided access, via a single gateway, to a wide range of U.K., Commonwealth and U.S. legal materials. LexisNexis Butterworths Tolley is a leader in ``first point of reference'' tax publishing, through its single volume guides and its looseleaf services.

LexisNexis Butterworths Direct is a leader in electronic legal publishing both in terms of content and functionality. It comprises several services, including: Law Direct, a current awareness service; Tax Direct, a comprehensive news and reference database for tax and accounting professionals; All England Direct, a 24-hour case reporting service; the entire All England Law Reports; and Halsbury's Laws Direct, comprising the complete text of the 56 volume set of the latest edition, fully updated.

The principal U.K. competitor in the legal field is Sweet & Maxwell (The Thomson Corporation), with Commerce Clearing House (Wolters Kluwer) competing in the field of tax publications.

Founded in 1907, Editions du Juris-Classeur is a leading provider of information to lawyers and notaries in France. The Juris-Classeur collection comprises some 400 regularly updated volumes covering 66 topics. Its 20 journals, including the leading weekly La Semaine Juridique, also cover all the important areas of French legal practice. Juris-Data offers a full-text judgement service available online and by Minitel. Under the brands Infolib and Le¤gisoft, Editions du Juris-Classeur also provides practice management, production and computation software tools for lawyers, notaries and accountants. The major competitors of Editions du Juris- Classeur are Editions Francis Lefebvre -- Editions Leègislatives, Dalloz (Havas Vivendi) and Lamy (Wolters Kluwer).

Verlag ARD Orac is based in Vienna, Austria and was created through the merger of publishing houses Orac and ARD. The combined entity publishes a comprehensive range of legal, regulatory and tax information across print, CD and online media, including the fortnightly Austrian Tax Newspaper and the monthly Journal of Accountancy. Verlag ARD Orac has a subsidiary business, Nakladatelstvi Orac, in the Czech Republic, and a 50% interest in HVG-Orac in Hungary.

Butterworths South Africa provides legal, tax and regulatory materials in loose-leaf, book, CD-ROM and online formats.

LexisNexis Asia Pacific publishes legal, tax and regulatory materials in Australia, New Zealand, South East Asia and India.

LexisNexis International's Latin American businesses comprise legal publishers in Argentina and Chile. LexisNexis Argentina was formed in 1999 with the acquisitions of Abeledo-Perrot, Depalma and Jurisprudencia. LexisNexis Chile publishes Editorial Jurii¤dica Conosur, Ediciones Te¤cnicas Tributarias, Editorial Publitecsa and Derecho Digital.

LexisNexis International has continued to expand its internet services to add to its traditional strengths in print and CD-ROM. Migration from print/CD to online is expected to accelerate, driven by high internet penetration and sharply increased desktop usage in all key markets worldwide.

In 2001, approximately 58% of LexisNexis International's turnover derived from subscriptions, 37% from circulation and copy sales, 2% from advertising and 3% from other sources. In the same year, approximately 48% of turnover came from the U.K., 27% from continental Europe and 25% from the rest of the world.

EDUCATION

Year ended 31 December
	1999	2000	% change at constant rates[u](1)	2001[u](2)
	- - - - - -	- - - - - -	- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -	- - - - - - - - - -
(in millions, except percentages)

Turnover
Harcourt Education and Testing . . . . . .	'L'---	'L'---		'L'376
Reed Educational & Professional Publishing	181	202	+9%	203
	- - - - - -	- - - - - -	- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -	- - - - - - - - - -
	'L'181	'L'202	+9%	'L'579
	= = = = = =	= = = = = =	= = = = = = = = = = = = = = = = = = = = = = = = = = = = = = =	= = = = = = = = = =
Adjusted operating profit[u](4) . . . . . .	'L'34	'L'40	+15%	'L'132
	= = = = = =	= = = = = =	= = = = = = = = = = = = = = = = = = = = = = = = = = = = = = =	= = = = = = = = = =
Adjusted operating margin[u](4) . . . . . .	18.8%	19.8%	+1.0pts	22.8%
	= = = = = =	= = = = = =	= = = = = = = = = = = = = = = = = = = = = = = = = = = = = = =	= = = = = = = = = =

Year ended 31 December
% change at constant rates[u](3)
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
(in millions, except percentages)

Turnover
Harcourt Education and Testing . . . . . .
Reed Educational & Professional Publishing	--1%
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
+177%
= = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = =
Adjusted operating profit[u](4) . . . . . .	218%
= = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = =
Adjusted operating margin[u](4) . . . . . .	+3.0pts
= = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = =

- - - - - - - - - - - - - - - - - - -

(1) Represents percentage change over 1999 at constant rates of exchange, which have been calculated using the average exchange rates for the 1999 financial year; see page 29 for percentage changes at actual rates of exchange.

(2) Includes adjusted operating profit of 'L'88 million for Harcourt Education and Testing businesses, acquired on 12 July 2001.

(3) Represents percentage change over 2000 at constant rates of exchange, which have been calculated using the average exchange rates for the 2000 financial year; see page 29 for percentage changes at actual rates of exchange.

(4) U.K. and Dutch GAAP allow the presentation of alternative earnings measures. Adjusted operating profit is presented as an additional performance measure and is shown before amortisation of goodwill and intangible assets and exceptional items. U.S. GAAP does not permit the presentation of alternative earnings measures.

The Education segment comprises two divisions: the Harcourt Education and Testing businesses, which provide print and multimedia teaching materials and tests, principally for K-12 (Kindergarten to 12th grade) students in the U.S.; and Reed Educational & Professional Publishing, which provides educational content to students, teachers and libraries, principally in the U.S., the U.K., Australia, New Zealand and South Africa, as well as the international professional and academic sectors. In 2001, the Harcourt Education and Testing businesses contributed approximately 65% of the total turnover of the Education segment, with Reed Educational & Professional Publishing accounting for 35%.

The Harcourt Education and Testing businesses were acquired, together with Harcourt's Scientific, Technical & Medical business, on 12 July 2001 in a $4.5 billion transaction. The combination of the Harcourt Education and Testing and Reed Educational & Professional Publishing businesses brings together leading positions in their respective markets. The combined businesses will be branded Harcourt Education.

Our Education strategy is to deliver superior classroom based learning programmes through the provision of print and electronic instructional materials, testing and assessment services and professional development programmes for teachers. The businesses continue to be managed within their existing management organisations, and in due course will report to a Global CEO of Education for Reed Elsevier.

Harcourt Education and Testing Businesses

Harcourt is a leader in U.S. schools educational publishing and assessment.

Harcourt Education is a leading provider of U.S. schools curriculum text books and related instructional materials through school, library and direct-to- consumer channels. Harcourt Education includes the operations of Harcourt School Publishers; Holt, Rinehart and Winston; Steck-Vaughn; Harcourt Trade Publishers; and Classroom Connect (acquired in 2001).

Harcourt School Publishers is a leading publisher of print and technology- enabled instructional materials for students in Kindergarten through to 6th grade. It publishes educational material covering seven principal disciplines: reading, mathematics, social studies, science, language arts (including grammar, composition and spelling), health and art. It is a leading textbook provider in the most sizeable U.S. adoption states, notably Texas, California and Florida, as well as in open territories. Its well known programmes include Harcourt Science, Math Advantage and Collections.

Holt, Rinehart and Winston is a leading content provider to U.S. middle and secondary schools, offering educational textbooks and related instructional materials, including print-based products, CD-ROMs, videos and internet based support and reference materials. It has a leading position in literature and language arts, the largest middle and secondary school disciplines, and strong and growing positions in science, mathematics and social studies. Important programmes include Elements of Literature, Elements of Language, Elements of Writing and Holt Science and Technology. Holt Rinehart and Winston is building on its core curriculum programme with state specific material and online materials and support for all major titles.

Steck-Vaughn is a publisher of U.S. K-12, adult education and public supplemental educational materials, including remedial learning, test preparation and professional development materials. It is a long-established skills and language arts publisher, providing materials for users with special educational needs and for whom English is a second language.

Harcourt Trade Publishers is a niche U.S. publishing business, which includes the well respected Harvest imprint.

Classroom Connect is a leading online professional development company for the schools market.

The e-learning strategy for Harcourt Education is focused around electronically delivered curriculum content, teacher professional development and classroom based testing. To accelerate the creation of our e-content, in October 2001 we entered into a co-development alliance with Riverdeep Inc, a leading electronic curriculum content developer.

Printing and binding for Harcourt Education are performed by unaffiliated printers. The principal warehouse and distribution facilities are in Bellmawr, New Jersey, Lewisville, Texas, and Troy, Missouri.

The principal competitors of Harcourt Education are Pearson, McGraw-Hill and Houghton-Mifflin (Vivendi).

Harcourt Testing, through Harcourt Educational Measurement and The Psychological Corporation, is a leading provider of educational and clinical testing and performance measurement.

Harcourt Educational Measurement provides a range of achievement, aptitude and guidance educational testing services for measuring K-12 student progress through developing and administering accountability tests for students in all 50 U.S. states. Harcourt Educational Measurement is the exclusive contractor in 20 states, including California and Florida. It is best known for its norm- referenced tests, including the Stanford Achievement Test, the most widely used norm-referenced test in the U.S. taken by over 15 million students annually.

The Psychological Corporation provides practising and research psychologists with psychological, speech and occupational therapy assessment tests for many aspects of human behaviour, intelligence and development. Its leading product in this area is the Wechsler Intelligence Scales, the most widely used intelligence tests in the world and a standard against which other tests are compared and evaluated. Other leading products include the Bayley Scales of Infant Development and the Beck Anxiety Inventory.

The Harcourt Testing business moved into new and expanded facilities in 2001, and scoring capacity is being added to position us well to capture the opportunities in the rapidly growing testing business.

The principal competitors of Harcourt Educational Measurement are CTB (McGraw Hill), Riverside (Houghton-Mifflin) and, in scoring, NCS (Pearson). Competition for The Psychological Corporation is more fragmented, with the principal competitors being NCS (Pearson), American Guidance Services, Riverside (Houghton-Mifflin/Vivendi) and Pro-Ed.

Reed Educational & Professional Publishing

Reed Educational & Professional Publishing (``REPP'') operates through seven businesses: U.K. Schools, comprising the Heinemann, Ginn and Rigby imprints; Rigby based in the U.S.; Global Library based in the U.S., U.K. and Australia;
Greenwood-Heinemann based in the U.S.; Rigby-Heinemann in Australia; Heinemann in South Africa and Reed Publishing in New Zealand.

U.K. Schools is a publisher for U.K. primary and secondary schools. Rigby produces supplemental materials for elementary schools literacy development. Global Library publishes reference materials for school libraries. Greenwood- Heinemann publishes monograph and reference lists and teachers' professional resources. Rigby Heinemann is a publisher of primary and secondary school books in Australia. In South Africa, Heinemann is a publisher of school books. In New Zealand, Reed Publishing publishes both textbooks and consumer books for the local market. 2001 also saw further expansion of the e-learning unit and the development of a number of electronic products such as Heinemann Explore.

In 2001, approximately 55% of turnover for REPP was derived from the U.S., 31% from the U.K., 6% from Australia and the remaining 8% from the rest of the world. Printing and binding are performed by unaffiliated printers and in cost effective printing centres both in the country of origin and around the world. REPP has its own warehouse and distribution facilities in its principal territories. REPP's major U.K. competitors are Longman (Pearson), Oxford University Press, Nelson Thornes (Wolters Kluwer) and Cambridge University Press. In the U.S., principal competitors include Wright Group/SRA/Open Court (McGraw Hill) and MCP (Pearson). University presses are considered to be competitors in the academic market. In Australia, principal commercial competitors include Nelson, Macmillan, AWL and Jacaranda.

Reported revenues for REPP were 1% down in 2001, after reflecting the transfer of the Butterworth-Heinemann academic book publishing activities to Science & Medical, where the technical and medical publishing programme has better fit. The Rigby supplemental business in the U.S. is being integrated with Steck- Vaughn, the Harcourt Education supplemental business.

BUSINESS

	Year ended 31 December
	1999	2000	% change at constant rates[u](1)	2001	% change at constant rates[u](2)
	- - - - - - - -	- - - - - - - -	- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -	- - - - - - - -	- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
	(in millions, except percentages)

Turnover
Cahners Business Information . .	'L'542	'L'665	+15%	'L'593	--15%
Reed Business Information . . .	243	270	+11%	260	--4%
Elsevier Business Information .	270	278	+11%	263	--7%
Reed Exhibition Companies . . .	301	358	+18%	446	+23%
Other . . . . . . . . . . . . .	114	101		65
	- - - - - - - -	- - - - - - - -	- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -	- - - - - - - -	- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
	'L'1,470	'L'1,672	+12%	'L'1,627	--5%
	= = = = = = = =	= = = = = = = =	= = = = = = = = = = = = = = = = = = = = = = = = = = = = = = =	= = = = = = = =	= = = = = = = = = = = = = = = = = = = = = = = = = = = = = = =
Adjusted operating profit[u](3)	'L'245	'L'264	+7%	'L'247	--8%
	= = = = = = = =	= = = = = = = =	= = = = = = = = = = = = = = = = = = = = = = = = = = = = = = =	= = = = = = = =	= = = = = = = = = = = = = = = = = = = = = = = = = = = = = = =
Adjusted operating margin[u](3)	16.7%	15.8%	--0.9pts	15.2%	--0.6pts
	= = = = = = = =	= = = = = = = =	= = = = = = = = = = = = = = = = = = = = = = = = = = = = = = =	= = = = = = = =	= = = = = = = = = = = = = = = = = = = = = = = = = = = = = = =

- - - - - - - - - - - - - - - - - - -

(1) Represents percentage change over 1999 at constant rates of exchange, which have been calculated using the average exchange rates for the 1999 financial year; see page 29 for percentage changes at actual rates of exchange.

(2) Represents percentage change over 2000 at constant rates of exchange, which have been calculated using the average exchange rates for the 2000 financial year; see page 29 for percentage changes at actual rates of exchange.

(3) U.K. and Dutch GAAP allow the presentation of alternative earnings measures. Adjusted operating profit is presented as an additional performance measure and is shown before amortisation of goodwill and intangible assets and exceptional items. U.S. GAAP does not permit the presentation of alternative earnings measures.

The Business segment is comprised of business magazine and information companies operating principally in the U.S., the U.K. and Europe, and a worldwide exhibitions business.

The Business strategy is to be the preferred partner to our customers by providing superior market information and buyer/seller contacts in selected high growth sectors.

2001 has been a challenging year for the Business segment. Faced with revenue declines across global advertising markets, we have had to take firm action to reduce the cost base and protect margins as far as possible. At the same time we have been determined to maintain our focus on upgrading product quality and in improving our sales and marketing programmes. Our investment in internet services has been cut back to reflect the changed market opportunities, but we continued to make good progress in those online services where the expected returns are attractive.

During the year a significant number of disposals were made of non core titles, shows and businesses. These included the travel publishing businesses, OAG Worldwide and Cahners Travel Group, the Bowker bibliographic business, Cahners'
automotive and metals titles, Reed Business Information's retail and hobby electronics titles, Elsevier Business Information's consumer encyclopedia and certain training businesses, and minor exhibitions. This substantially completes the disposal programme started in 2000 and, with the acquisitions also made, represents a major reshaping of the Business division. We have exited sectors which were non core, lower growth or where we did not have leading positions, to focus on sectors with more sustainable growth and quality.

Business Magazines and Information

The business magazine and information businesses within the Business segment are made up of Cahners Business Information, Reed Business Information and Elsevier Business Information. Together these businesses contributed approximately 69% of the turnover of the Business segment in 2001. In the U.S. business to business magazines are primarily distributed on a ``controlled circulation'' basis, whereby the product is delivered without charge to qualified buyers within a targeted industry group based upon circulation lists developed and maintained by the publisher. In the U.K. business magazines are distributed both on a ``controlled circulation'' basis and a ``paid circulation'' basis, but in both cases are dependent on advertising for a significant proportion of their revenues. As turnover is mainly derived from advertising, these businesses are sensitive to economic conditions and advertiser expenditure in those countries. In the Netherlands, however, a higher proportion of publications is sold by subscription, thus such publications are generally more resilient through economic cycles.

Cahners Business Information (``Cahners'') is a leading publisher of business information in the U.S., with over 100 trade magazines and some 120 web sites. Cahners Business Information is organised into market sector-focused divisions: Manufacturing, Electronics, Construction, Retail and Media.

Amongst the best known Cahners titles are Variety, Broadcasting & Cable, Multichannel News, Publishers Weekly, EDN, Design News and Interior Design. Cahners also publishes product tabloids which provide information, primarily on new products, to managers and professionals in the industrial, processing, medical, scientific and high technology fields. Cahners operates primarily in the U.S., with major publishing centres in New York, Atlanta, Boston, Chicago, Los Angeles and Greensboro (North Carolina). Readership of its publications is expanding beyond U.S. borders, reflecting both the potential of U.S. exports and the increasing internationalisation of the industries served.

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

The CMD Group, the construction market data business acquired in 2000, has now been fully integrated within the Cahners management and operational structure. During 2001, CMD continued its investment programme in new branches, and has now achieved national coverage of its project information. Investment has also continued in emerging online services.

In 2001, approximately 69% of Cahners' total turnover came from advertising, 18% from subscriptions and circulation sales and 13% from other sources. Cahners operates circulation management and fulfillment facilities in Colorado and the Caribbean island of St Kitts which identify, qualify and maintain subscriber lists for substantially all of its titles. These lists enable Cahners to serve its advertisers by creating highly targeted readerships for its magazines. Much of the editorial pre-press production is performed in- house. Paper and printing services are purchased on a coordinated basis with other Reed Elsevier businesses in the U.S. Distribution of magazines is primarily through the U.S. postal service, supplemented by news-stand sales through unaffiliated wholesalers.

Reed Elsevier's U.S. business to business titles compete on an individual basis with the publications of a number of publishers, including Penton Media, Advanstar, VNU, Primedia, Hanley Wood, McGraw-Hill and CMP Media (United Business Media).

Reed Business Information (``RBI''), the U.K. based business magazine and directory publisher, has a portfolio of around 100 business magazines, directories, market access products and online services. RBI publishes over 50 primary business magazine brands in some 20 market facing sectors. Its business magazines include Computer Weekly, Farmers Weekly, Estates Gazette, Flight International, New Scientist, Caterer & Hotelkeeper, Doctor, Commercial Motor and Community Care. Its major directories are Kelly's, Kompass and The Bankers' Almanac, and it also has online services which include Estates Gazette Interactive, Air Transport Intelligence, Planet Science, ICIS-LOR and totaljobs.com.

During 2001, a number of titles were redesigned or relaunched, notably Community Care and Flight International, and two new magazines were launched: Enterprise, aimed at small business owners, and Global HR, addressing the growing international information needs of HR professionals. New Scientist expanded its international presence, developing new revenue streams in Europe and, despite the challenge of extremely difficult trading conditions in the IT sector, Computer Weekly won the Professional Publishers Association award for best editorial campaign and increased its market share.

In 2001, approximately 83% of RBI's turnover came from the U.K., 7% from continental Europe, 7% from North America and 3% from the rest of the world. In the same year, approximately 64% of turnover was derived from advertising, 16% from subscription sales, 11% from circulation sales and the remaining 9% from other sources. RBI performs full computerized editorial make-up in-house for all of its titles. Paper and printing services are purchased from unaffiliated third parties, primarily on a coordinated basis with other Reed Elsevier businesses in the U.K. RBI's distribution is generally through public postal systems, with news-stand distribution for some titles through outside wholesalers. RBI competes directly with EMAP Business Communications and CMP Media in a number of sectors in the U.K., and also with many smaller companies on an individual title by title basis.

Elsevier Business Information (``EBI'') comprises the business and reference publishing operations in continental Europe. This was reorganized into two separate business units during 2001, the first comprising the main Dutch business, and the second comprising the operations in France, Germany, Belgium, Spain and Italy. This reorganization has improved the focus on the different customer needs in the respective markets.

EBI in The Netherlands publishes over 160 titles and is a leading business magazine and information publisher. Its principal titles include Elsevier, the major current affairs weekly, Beleggers Belangen and FEM in business and management, Boerderij and Buiten in agriculture. Its titles are predominantly subscription-based and revenue is principally divided between subscriptions and advertising. Most titles are published in the Dutch language. Through trade journals, product news tabloids, directories, documentary systems, databases, newspapers, and websites, EBI serves markets which include agriculture, catering, construction, engineering, food, fashion, horticulture, transportation, tourism and travel.

EBI's online activities are concentrated around zibb.nl, a leading Dutch language business information portal, with individual vertical zibbs linking closely to other titles.

Printing and production is contracted out to third parties and distribution is mainly through the Dutch postal system. EBI competes with a number of companies on a title by title basis in individual market sectors, the largest competitors being Wolters Kluwer and VNU.

In the rest of Europe, the major activities are:

o in France, Groupe Strategies, which publishes the journal Strategies and other information materials for the French advertising and communications industry, Elsevier Business Information and ESF Editeur, a publisher of mainly loose-leaf information aimed at the fiscal, legal and administration sectors as well as Les Rencontres d'Affaires, organiser of training and seminars for professionals;

o in Germany, Artzliche Praxis, a prominent German language medical journal and Institut Verlag, a supplier of information for the construction industry;

o in Spain Grupo Arte y Cemento, a publisher of product news tabloids, Construdatos, which publishes market information on new building projects and Inese, publishing information for the insurance industry; and

o in Belgium, English language product news tabloids for the pan European market.

In Italy, the publishing activities, acquired during 2000 as part of the Miller Freeman Europe transaction, focus on the engineering and building sectors. During the year ERIS was acquired, a company with leading titles in the machine tool sector.

In 2001, approximately 41% of EBI's turnover was derived from advertising, 31% from magazine subscriptions, 15% from training, 10% from magazine circulation and copy sales, and the remaining 3% from other sources including sales of software.

Exhibitions

The exhibitions business contributed approximately 27% of the turnover of the Business segment in 2001, and is the world's largest exhibitions business, with a leading position in the U.S., Asia and each major European economy.

Reed Exhibitions is an international event organizer, with 450 events in 29 countries, attracting over 100,000 exhibitors and approximately 5 million buyers annually. Reed Exhibitions' events are concentrated in a number of industry sectors of which the most important are: marketing and business services; publishing; IT/communications; manufacturing; aerospace; leisure; electronics; hospitality; travel; entertainment; and retail.

Many of Reed Exhibitions' events are industry leaders, including National Hardware Show, National Manufacturing Week, JCK International Jewellery Shows, Professional Golfers Association (PGA) Merchandise Show, PGA International Golf Show and Canadian Machine Tool Show in North America; Pakex, World Travel Market and London Book Fair in the U.K.; Batimat, MIDEM, MIPTV, MIPIM, Salon Nautique and Maison et Objet in France; Computer Faire in South Africa; AIMEX and Australian Gift Fairs in Australia; International Jewellery Tokyo in Japan; Asian Aerospace and Thai Metalex in South-East Asia; and the Travel series of international events.

The Miller Freeman Europe shows, acquired in July 2000, were fully integrated during 2001 into Reed Exhibitions.

Over 80% of Reed Exhibitions' turnover is derived from exhibition participation fees, with the balance attributable to conference fees, advertising in exhibition guides, sponsorship fees and admission charges. With few exceptions no capital is employed in exhibition halls, the majority of which are leased on a short term basis. In 2001 approximately 33% of Reed Exhibitions' turnover came from North America, 43% from Continental Europe, 10% from the U.K. and the remaining 14% from Rest of World. As some events are held other than annually, turnover in any single year may be affected by the cycle of non-annual exhibitions.

The exhibition industry has historically been extremely fragmented. Within domestic markets, competition comes primarily from industry focused trade associations and convention centre and exhibition hall owners. The main U.S. competitor is VNU, although a number of hall owners are increasingly seeking international presence.

ELSEVIER REED FINANCE BV

Elsevier Reed Finance BV, the Dutch resident parent company of the Elsevier Reed Finance BV group (``ERF''), is directly owned by Reed International and Elsevier. ERF provides treasury, finance and insurance services to the Reed Elsevier plc businesses through its subsidiaries in Switzerland: Elsevier Finance SA (``EFSA''), Elsevier Properties SA (``EPSA'') and Elsevier Risks SA (``ERSA''). These three Swiss companies are organised under one Swiss holding company, which is in turn owned by Elsevier Reed Finance BV.

EFSA, EPSA and ERSA each focus on their own specific area of expertise.

EFSA is the principal treasury centre for the combined businesses. It is responsible for all aspects of treasury advice and support for Reed Elsevier plc's businesses operating in Continental Europe and certain other territories and undertakes foreign exchange and derivatives dealing services for the whole of Reed Elsevier. EFSA also provides Reed Elsevier plc businesses with financing for acquisitions and product development and manages cash pools and investments.

EPSA is responsible for the exploitation of tangible and intangible property rights whilst ERSA is responsible for insurance activities relating to risk retention.

During the year, additional loans to Reed Elsevier plc businesses in the U.S. of $2.5 billion were made, of which $2.2 billion was to finance the acquisition of Harcourt General, Inc. Additional loans to Reed Elsevier plc businesses in Europe of 'E'0.1 billion were made. To fund this additional lending and to provide capacity to meet new lending requests, ERF raised $1.3 billion by means of a rights issue to which both Reed International and Elsevier subscribed and the funds were contributed to EFSA. A $3 billion U.S. commercial paper programme had been established by EFSA in December 2000 in anticipation of these new loans. Following this increase in debt, EFSA is developing alternative routes for issuing term debt outside of the Swiss domestic public market to diversify its sources of funding.

EFSA continued to advise Reed Elsevier plc businesses on the treasury implications of the introduction of the euro and all euro transfer programmes progressed according to plan, with no major issues arising following the conversion in January 2002. EFSA also organised bank tenders in several European and Asian countries and implemented cash-pooling arrangements. It also advised Reed Elsevier plc companies in Europe on the establishment of collection mechanisms for payments arising from internet portal services. The volume of foreign exchange dealt by EFSA during 2001 amounted to approximately $0.8 billion equivalent. The average balance of cash under management, on behalf of Reed Elsevier plc and its parent companies, was approximately $1.1 billion.

At the end of 2001, 91% (2000 87%) of ERF's gross assets were held in U.S. dollars, including $6.8 billion in loans to Reed Elsevier plc subsidiaries. The euro currency block represented 9% of total assets (2000 12%).

Liabilities included $1.2 billion in U.S. dollars and $0.6 billion equivalent in euro currencies, borrowed under the U.S. and euro commercial paper programmes, the Swiss domestic bond and committed bank credit facilities.

STRATEGY

In February 2000, we announced the Reed Elsevier strategy for growth, which was built around the following key foundations:

1. Focus on core businesses, to maximise immediate growth potential;

2. Significantly upgrade management and organisation effectiveness;

3. Major upgrade of products, leveraging internet technology, to deliver superior services to customers;

4. More effective marketing and sales programmes;

5. Significant increase in investment to drive growth;

6. Aggressive cost savings programmes;

7. Expand geographically to build global capability and leading positions; and

8. Continue to target acquisitions/alliances to accelerate achievement of strategic goals.

Our strategy remains focused around the eight key foundations and from which the detailed strategic milestones for each business are derived.

Focus on core businesses, to maximise immediate growth potential

We have focused rigorously on our core businesses and competencies. The acquisition of the Harcourt businesses has given us the full breadth we sought across Science & Medical and the scale we wanted in Education. We have also made several smaller acquisitions to enhance our core businesses and exited those businesses that did not fit directly with our strategy. The structure of our business now reflects this strategy, with four divisions, focused on higher growth sectors in attractive professional markets, each with the scale and the assets to enable them to compete effectively. Our emphasis is now on organic development supplemented by selective acquisitions.

Significantly upgrade management and organisation effectiveness

Our management structure --- focused around the four divisions --- is now in place. Our decision making is quicker and more market focused; there is greater accountability across the business; we are upgrading our talent through external recruitment and internal promotion; we have introduced extensive personal development and training programmes; we have launched a core values programme across the business as part of our culture change programme.

Major upgrade of product, leveraging internet technology, to deliver superior services to customers

Our products have come a long way in the last two years as we have expanded our value added content and exploited internet technologies to deliver highly functional and intuitive information services.

In Science & Medical, following the acquisition of Harcourt, the experience and skills gained in developing the ScienceDirect online service are now being applied to the expansion of electronic medical information services. In Legal, our information services for the U.S. legal, corporate and federal markets have been transformed by the relaunched lexisnexis.com services which continue to expand in their content and functionality, with growing market success. In Education, the success of our print publishing is set to be taken further forward in interactive electronic learning and testing programmes. In Business, we have focused on further improving the quality of our leading titles and exhibitions whilst launching internet services.

Electronic revenues, primarily internet based, now account for 27% of revenues, and are expected to be key drivers of profit growth.

More effective marketing and sales programmes

Across the business, we have matched our renewed confidence in our products with significant expansion and upgrade of our sales and marketing, firmly rooted in understanding and meeting customer needs. We have continued to build our sales teams in Science, Legal and now in Education in addition to the major increases in 2000, and to raise their effectiveness through focus on leadership, training, measurement and incentives. Major marketing programmes in Legal are establishing LexisNexis as a truly global brand as well as targeting individual markets such as law schools and small law firms. In Business to Business, sales and marketing initiatives are key to our yield management and market share progress. All of our marketing programmes have been extensively revamped based on detailed market research, and our branding strategies repositioned to support our global initiatives.

Significant increase in investment to drive revenue growth

Throughout the year we have maintained our commitment to investment in product, sales and marketing. Overall investment for the year was around 'L'260 million, close to the prior year level, before taking into account the extra investment spend in the Harcourt businesses. Much of this investment, such as expanded sales forces and launched products, is no longer managed or measured on a project basis but is now embedded within the businesses. Increased spending levels in the year in Science & Medical and Legal, were offset by a reduction in Business where internet activities were scaled back to reflect the changes in market opportunities. Investment in the Harcourt businesses acquired is now being stepped up by $40 million as planned.

Based on the initial results of this investment programme, we plan to broadly maintain these on-going levels of investment and believe it will continue to deliver real competitive advantage and above market growth.

Aggressive cost savings programmes

The cost savings programmes initiated in 2000 have delivered the full annual savings target of 'L'170 million in 2001, providing funds for the investment programme. In addition, in response to the global economic downturn, we have pushed cost reduction programmes further, particularly in the Business division. These additional savings, of some 'L'70 million annualised, significantly mitigated the impact of lower advertising revenues in 2001 and will help protect margins in Business in 2002. We are also on track to achieve the $70 million cost synergies targeted on the integration of Harcourt, with the majority of this to be realised in 2002.

Expand geographically to build global capability and leading positions

The acquisition of Harcourt has significantly extended our global capabilities and leading positions for both Science & Medical and Education. In Legal, the LexisNexis brand is now being rolled out globally and global content and technology initiatives implemented. A new management structure and leadership appointments have been made to accelerate our regional and global strategies. In Business, our prime focus in 2001 has been on market share gains and collaboration across existing geographies whilst tightly managing the business in the very difficult environment. We have also now integrated Miller Freeman Europe, acquired in 2000 and giving us a strong and growing leading position in the European Exhibitions sector.

Continue to target acquisitions/alliances to accelerate achievement of strategic goals

Over the past two years we have significantly reshaped the portfolio around strategically focused higher growth sectors through acquisitions and disposals. We have spent 'L'4.2 billion on acquisitions, including the 'L'3.1 billion this last year on Harcourt, and have made 'L'0.3 billion of disposals of lower growth and non core businesses. Whilst our focus is on maximising the growth potential in our existing core businesses through organic development, with our strong balance sheet and cashflow position, we will look for further selective acquisitions that accelerate our strategic development and meet our financial criteria.

PROPERTY, PLANTS AND EQUIPMENT

Reed Elsevier does not own any physical property which is considered material to Reed Elsevier taken as a whole. None of the real property owned or leased by Reed Elsevier is presently subject to liabilities relating to environmental regulations which are considered material to Reed Elsevier taken as a whole.

ITEM 5: OPERATING AND FINANCIAL REVIEW AND PROSPECTS

OPERATING RESULTS --- REED ELSEVIER

The following discussion is based on the combined financial statements which have been prepared in accordance with U.K. and Dutch GAAP which differ in certain significant respects from U.S. GAAP as set out in note 29 to the combined financial statements.

The following discussion should be read in conjunction with, and is qualified by reference to, the combined financial statements.

Reed Elsevier derives its turnover principally from subscription sales, circulation and copy sales, advertising sales and exhibition fees.

Turnover by source for continuing operations
Year ended 31 December

	1999		2000		2001
	- - - - - - - - - - - -		- - - - - - - - - - - -		- - - - - - - - - - - -
	(in millions, except percentages)

Subscriptions . . .	'L'1,305	39%	'L'1,457	39%	'L'1,766	39%
Circulation & copy	620	18	627	17	1,110	24
Advertising . . . .	821	24	923	24	847	19
Exhibition fees . .	307	9	363	10	451	10
Other . . . . . . .	337	10	398	10	386	8
	- - - - - - - -	- - -	- - - - - - - -	- - -	- - - - - - - -	- - -
Total . . . . . . .	'L'3,390	100%	'L'3,768	100%	'L'4,560	100%
	= = = = = = = =	= = =	= = = = = = = =	= = =	= = = = = = = =	= = =

The proportionate increase in circulation and copy sales and reduction in advertising sales largely reflects the acquisition in July 2001 of the Harcourt STM and Education and Testing businesses, and the reduction of advertising revenue in 2001 due to the global economic slowdown.

Turnover by geographic market for continuing operations[u](1)
Year ended 31 December

	1999		2000		2001
	- - - - - - - - - - - -		- - - - - - - - - - - -		- - - - - - - - - - - -
	(in millions, except percentages)

North America .	'L'1,906	56%	'L'2,152	57%	'L'2,765	61%
United Kingdom	484	14	521	14	557	12
The Netherlands	237	7	234	6	224	5
Rest of Europe	418	13	478	13	587	13
Rest of World .	345	10	383	10	427	9
	- - - - - - - -	- - -	- - - - - - - -	- - -	- - - - - - - -	- - -
Total . . . . .	'L'3,390	100%	'L'3,768	100%	'L'4,560	100%
	= = = = = = = =	= = =	= = = = = = = =	= = =	= = = = = = = =	= = =

- - - - - - - - - - - - - - - - - - -

(1) Reed Elsevier's geographic markets are North America, the U.K., the Netherlands, the Rest of Europe (excluding the U.K. and the Netherlands) and the Rest of the World (other than North America, the U.K., the Netherlands and the Rest of Europe).

The increase in the relative importance of the North American market and decline in the relative importance of other markets to Reed Elsevier largely reflects the impact of the acquisition of the Harcourt STM and Education and Testing businesses in July 2001.

The cost profile of individual businesses within Reed Elsevier varies widely and costs are controlled on an individual business unit basis. The most significant cost item for Reed Elsevier as a whole is labour costs, which includes all employment costs of employees as well as of temporary or contracted staff. Labour costs represented 44%, 42% and 44% of Reed Elsevier's total costs, before amortisation of goodwill and intangible assets and exceptional items, of the continuing operations in 2001, 2000 and 1999, respectively.

Acquired goodwill and intangible assets are capitalised and amortised systematically over their estimated useful lives up to a maximum period of 40 years, subject to impairment review. For financial years prior to the year ended 31 December 2001, a maximum period of 20 years was applied. In view of the longevity of the intangible assets and goodwill relating to the Harcourt publishing businesses acquired in the year, the maximum period has been extended to 40 years and has been applied in respect of these assets. The useful lives of the intangible assets and goodwill relating to previously acquired businesses have been re-assessed and those relating to science and medical publishing have been conformed with those of the Harcourt assets with which they are being integrated. The longevity of these assets is evidenced by their long established and well regarded brands and imprints, and their characteristically stable market positions.

The following table shows turnover and adjusted operating profit for each of Reed Elsevier's business segments, in each of the three years ended 31 December 2001, together with the percentage change in 2001 and 2000 at both actual and constant exchange rates:

	Turnover Year ended 31 December
	- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
	1999		2000		% change		2001		% change
	- - - - - - - - - - -		- - - - - - - - - - -		- - - - - - - - - - - - - - - - -		- - - - - - - - - - -		- - - - - - - - - - - - - - - - -
					Actual rates	Constant rates[u](1)			Actual rates	Constant rates[u](2)
	- - - - - - - -	- - -	- - - - - - - -	- - -	- - - - - -	- - - - - - - - - - -	- - - - - - - -	- - -	- - - - - -	- - - - - - - - - - -
	(in millions, except percentages)

Business Segment[u](3)
Science & Medical . . .	'L'652	19%	'L'693	19%	6%	7%	'L'1,024	22%	48%	44%
Legal . . . . . . . . .	1,087	32	1,201	32	10	5	1,330	29	11	7
Education . . . . . . .	181	5	202	5	12	9	579	13	187	177
Business . . . . . . .	1,470	44	1,672	44	14	12	1,627	36	(2)	(5)
	- - - - - - - -	- - -	- - - - - - - -	- - -	- - - - - -	- - - - - - - - - - -	- - - - - - - -	- - -	- - - - - -	- - - - - - - - - - -
Total . . . . . . . . .	'L'3,390	100%	'L'3,768	100%	11%	9%	'L'4,560	100%	21%	18%
	= = = = = = = =	= = =	= = = = = = = =	= = =	= = = = = =	= = = = = = = = = = =	= = = = = = = =	= = =	= = = = = =	= = = = = = = = = = =

	Adjusted Operating Profit[u](4)(5) Year ended 31 December
	- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
	1999		2000		% change		2001		% change
	- - - - - - - - -		- - - - - - - - -		- - - - - - - - - - - - - - - - -		- - - - - - - - -		- - - - - - - - - - - - - - - - -
					Actual rates	Constant rates[u](1)			Actual rates	Constant rates[u](2)
	- - - - - -	- - -	- - - - - -	- - -	- - - - - -	- - - - - - - - - - -	- - - - - -	- - -	- - - - - -	- - - - - - - - - - -
	(in millions, except percentages)

Business Segment[u](3)
Science & Medical . . .	'L'231	29%	'L'252	32%	9%	12%	'L'344	35%	37%	34%
Legal . . . . . . . . .	282	36	237	30	(16)	(19)	267	27	13	9
Education . . . . . . .	34	4	40	5	18	15	132	13	230	218
Business . . . . . . .	245	31	264	33	8	7	247	25	(6)	(8)
	- - - - - -	- - -	- - - - - -	- - -	- - - - - -	- - - - - - - - - - -	- - - - - -	- - -	- - - - - -	- - - - - - - - - - -
Total . . . . . . . . .	'L'792	100%	'L'793	100%	(1)%	(1)%	'L'990	100%	25%	22%
	= = = = = =	= = =	= = = = = =	= = =	= = = = = =	= = = = = = = = = = =	= = = = = =	= = =	= = = = = =	= = = = = = = = = = =

- - - - - - - - - - - - - - - - - - -

(1) Represents percentage change over 1999 at constant rates of exchange, which have been calculated using the average exchange rates for the 1999 financial year

(2) Represents percentage change over 2000 at constant rates of exchange, which have been calculated using the average exchange rates for the 2000 financial year.

(3) Reed Educational & Professional Publishing, previously reported within the Legal segment, was presented in a separate Education segment for the first time in 2000 in anticipation of the acquisition of Harcourt. Comparatives have been restated accordingly. The Scientific segment was renamed Science & Medical in 2000 to reflect business strategy.

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

(5) Exceptional items are significant items within Reed Elsevier's ordinary activities which, under U.K. and Dutch GAAP, need to be disclosed separately due to their size or incidence. Net exceptional items charged to operating profit totalled 'L'98 million (loss) in the year ended 31 December 2001, 'L'115 million (loss) in the year ended 31 December 2000 and 'L'239 million (loss) in the year ended 31 December 1999. See note 8 to the combined financial statements for a further description of these items.

Results of Operations for the Year Ended 31 December 2001
Compared to the Year Ended 31 December 2000

General

The reported profit before tax for the Reed Elsevier combined businesses, including exceptional items and the FRS10 amortisation of goodwill and intangible assets, was 'L'275 million, which compares with a reported profit of 'L'192 million in 2000. The increase reflects higher underlying operating profits, partly offset by lower gains on disposals and by acquisitions after taking into account financing, goodwill and intangible asset amortisation, and exceptional integration and related costs. The reported attributable profit of 'L'126 million compares with 'L'33 million in 2000.

Turnover increased by 21% to 'L'4,560 million, including the contribution from the Harcourt businesses acquired in July 2001. Underlying revenue growth, excluding the impact of acquisitions and disposals and currency translation effects, was 3%, or 6% before taking into account the decline in Business division revenues driven by the global economic downturn. The Harcourt businesses saw revenue growth of 8% on a proforma calendar year basis.

Excluding exceptional items and the amortisation of goodwill and intangible assets, adjusted operating profits were up 25% at 'L'990 million, including the part year contribution of Harcourt. Underlying operating profit growth was 5%, or 10% excluding the Business division. Additionally the Harcourt businesses saw proforma operating profit growth of 8%. Operating margins improved by 0.7 percentage points to 21.7% reflecting the pick up in revenue growth across most businesses, coupled with the levelling off of investment spend and the cost savings programmes. Acquisitions and disposals were broadly neutral to the overall margin.

The amortisation charge for intangible assets and goodwill amounted to 'L'501 million, up 'L'33 million, principally reflecting the mid year acquisition of the Harcourt businesses. The goodwill and intangible assets of these businesses are being amortised over periods up to 40 years. The useful lives of the goodwill and intangible assets relating to previously acquired science and medical publishing businesses have been reassessed and extended to conform with those of the Harcourt assets with which they are being integrated. This has had the effect of reducing the annual amortisation charge by 'L'20 million.

Exceptional items showed a pre-tax charge of 'L'72 million, comprising 'L'63 million of Harcourt and other acquisition integration and related costs, and 'L'35 million in respect of restructuring actions taken particularly in the Business division in response to the global economic downturn, less 'L'26 million gain on sale of businesses. After a tax credit of 'L'81 million arising on restructuring and disposals, exceptional items showed a post-tax gain of 'L'9 million. This compares with a net post-tax charge on exceptional items in 2000 of 'L'10 million.

Net interest expense, at 'L'142 million, was 'L'39 million higher than in the previous year principally due to the financing of the Harcourt acquisition, less the benefit of the share placing in December 2000. Net interest cover was 7 times.

Adjusted profit before tax at 'L'848 million was up 23%, or 20% at constant exchange rates. Approximately 9% of this growth at constant rates arises from the financial benefits of the share proceeds received in December 2000 ahead of the Harcourt acquisition and 8% from the contribution post financing of the Harcourt acquisition. Dilution from disposals was 2% with a further 2% expected in 2002.

The total tax charge for the year was high as a proportion of profits before tax principally due to non-tax deductible amortisation. The effective tax rate on adjusted earnings was slightly higher at 26.3% (2000 25.9%). The adjusted profit attributable to shareholders of 'L'624 million compared to 'L'511 million in 2000, 20% higher at constant exchange rates.

In 2001 the U.S. GAAP net loss was 'L'20 million, compared with a net profit of 'L'60 million in 2000. The movement reflects the factors discussed above, together with year on year changes in the adjustments to reflect differences between U.K. and Dutch GAAP and U.S. GAAP. These differences include the adoption of a new accounting standard in relation to derivative instruments which reduced U.S. GAAP net income in 2001 by 'L'56 million. Other significant differences relate to deferred taxes and the capitalisation and amortisation of goodwill and other intangibles; see note 29 to the combined financial statements.

In the following commentary unless otherwise indicated, all percentage movements refer to constant currency rates, using 2000 full year average rates, and are stated before amortisation of goodwill and intangibles and exceptional items. Percentage movements at actual exchange rates are shown in the table on page 29.

Science & Medical

Turnover and adjusted operating profits in the Science & Medical business increased by 44% and 34% respectively at constant exchange rates, including the part year contribution of the Harcourt STM business. Excluding this and other acquisitions and disposals, turnover and adjusted operating profit growth were 8% and 13% respectively. The sales performance was driven by stronger subscription renewals and growing sales of online products.

Underlying operating margins improved by 2 percentage points reflecting turnover growth and increasing operating efficiency. Additional investments in new product, sales and marketing were more than offset by cost savings particularly in production following prior year rationalisation. The overall margin, at 34%, decreased by 2.8 percentage points due to the inclusion of the lower margin Harcourt STM business.

On a proforma calendar year basis, the Harcourt STM business saw revenue and adjusted operating profit growth of 3% and 5% respectively in 2001 over 2000.

Operating profit, including exceptional items and the amortisation of goodwill and intangible assets, in the Science & Medical business increased by 'L'70 million to 'L'210 million in 2001 at reported rates. This reflected growth in adjusted operating profit including the contribution of the Harcourt STM business, offset by higher exceptional charges relating to the integration of the Harcourt STM business and higher amortisation of goodwill and intangible assets.

Legal

Turnover and adjusted operating profits in the Legal business increased by 7% and 9% respectively at constant exchange rates, or 5% and 9% excluding acquisitions. Operating margins improved by 0.4 percentage points reflecting the stronger revenue growth and increased operational efficiency, particularly in the U.S. LexisNexis North America saw underlying turnover growth of 5%, which compares with 2% in 2000. Adjusted operating profits were up 15% compared with a 24% decline in 2000.

In North American Legal Markets, online revenues grew by 10% in part offset by lower print and CD-ROM sales as business migrates online. This compares with online revenue growth of 5% in 2000 and reflects the performance of the new and upgraded products and the impact of the expanded sales force.

In U.S. Corporate and Federal Markets, turnover increased by 5%, with the upgraded nexis.com service continuing to show improved performance. Weakness in second half transactional volumes driven by the economic downturn was more than offset by strong demand in government and academic markets.

The Martindale-Hubbell legal directories business had another good year with strong renewals and revenue growth from sales of lawyer home pages to the law market and listings on the lawyers.com website.

LexisNexis International businesses outside the U.S. reported turnover and adjusted operating profits up 10% and 3% respectively, or 5% and 2% excluding acquisitions, with a solid sales performance coupled with further investment in online services. Good sales growth in Europe and Asia Pacific was in part held back by the weaker market conditions in Argentina. Online sales continued to grow rapidly in the U.K. and significant new online product was launched in France.

Operating profits, including exceptional items and the amortisation of goodwill and intangible assets, in the Legal business were 'L'59 million in 2001 compared to an operating loss of 'L'8 million in 2000 at reported rates. The improved performance reflected growth in adjusted operating profit and a lower level of exceptional items charged to operating profit offset by higher amortisation of goodwill and intangible assets.

Education

Turnover and adjusted operating profits increased substantially including the part year contribution of the Harcourt businesses. Excluding this and other acquisitions, turnover and adjusted operating profit growth for the Reed Educational & Professional Publishing business was 8% and 10% respectively at constant exchange rates. On a proforma calendar basis, the Harcourt Education and Testing businesses saw turnover up 12% and adjusted operating profits up 10% in 2001 despite weaker performances in Canada and Trade Books.

The Harcourt U.S. K-12 business had another strong year in 2001 with proforma revenue growth of 11%, significantly ahead of the market and on top of a very successful year in 2000. It won the highest overall share of 2001 state adoption revenues in both elementary and secondary schools. Particular successes in elementary schools were achieved in California maths and science, Florida social studies and Texas language arts. In secondary schools, the literature and language arts programmes, Elements of Literature and Elements of Language, were successful, as was the science programme, particularly in California. Strong performances were also achieved in open states with the reading, science and maths programmes.

The Harcourt Testing businesses saw proforma turnover growth of 22% in 2001 with good growth boosted by significant one off incremental requirements on existing state testing contracts. The business moved into new and expanded facilities in the year, and scoring capacity is being added to position it to capture the opportunities in the rapidly growing testing market.

The Reed Educational & Professional Publishing business saw underlying turnover and adjusted operating profit growth of 8% and 10% respectively, with particularly strong performances from the Rigby U.S. supplemental business and in U.K. secondary schools driven by strong publishing to meet changes in the curriculum. The global library business also performed well, particularly in the U.S. Rigby is now being integrated with the Harcourt Steck-Vaughn supplemental business to form one unified U.S. supplemental unit.

Operating profit, including exceptional items and the amortisation of goodwill and intangible assets, in the Education business was 'L'95 million in 2001 compared to 'L'19 million in 2000, an increase of 'L'76 million at reported rates. The increase reflected the part year impact of the Harcourt businesses and the adjusted operating profit growth in Reed Educational & Professional Publishing, offset by higher amortisation of goodwill and intangible assets following the Harcourt acquisition.

Business

Turnover and adjusted operating profits were down 5% and 8% respectively on the prior year at constant exchange rates, or 3% and 8% excluding acquisitions and disposals. The turnover decline was driven by falls in advertising particularly in the U.S. partly offset by good growth in the Exhibitions business. Cost actions were taken across the division with substantial additional headcount reductions over and above the restructurings in 2000. Internet spend has been scaled back reflecting the market circumstances. Total savings, on top of directly variable costs, amounted to approximately 'L'45 million in the year. Operating margins at 15% were only slightly lower than in the prior year reflecting the cost savings made, with some margin dilution from portfolio changes.

In the U.S., Cahners Business Information saw underlying turnover 13% lower, impacted by the slowdown in the U.S. economy and the hiatus caused by the September 11 events, with ad pages in Manufacturing, Electronics and TV/ Telecommunications most affected. Market share gains were however made in many sectors reflecting the investments made in product, sales and marketing and the greater resilience of our leading titles in a downturn. Underlying operating margins were held, due to the cost actions taken, despite the turnover drop.

In the U.K., Reed Business Information underlying turnover was 3% lower. Good growth was seen in Property, Social Services and Science titles and in online services, mitigating to some extent the decline in IT and other advertising markets. Overall market share was increased significantly. Underlying adjusted operating profits were 10% lower reflecting a combination of reduced turnover and increased funding for successfully growing online services, in particular totaljobs.com.

In Continental Europe, Elsevier Business Information saw underlying turnover up 4% driven by growth in subscriptions/circulation particularly in Regulatory, Human Resources and Healthcare, whilst advertising was generally weaker in the second half of the year reflecting the economic slowdown. Underlying adjusted operating profits were 16% lower as investment was made in upgrading product, new online initiatives and sales and marketing, as well as additional costs associated with systems changes.

Reed Exhibitions performed strongly despite the tough economic environment. Turnover and adjusted operating profits grew by 9% and 6% respectively excluding acquisitions and disposals. This was driven by strong performances in annual shows, particularly in Europe at the international MIDEM shows and in Asia Pacific, and some benefit from the phasing of non annual shows. Turnover in the U.S. was particularly impacted by the cancellation of a number of shows immediately following September 11, although the profit impact was mitigated by insurance recoveries. The Miller Freeman Europe shows, acquired in July 2000 and not included in the underlying growth figures, had an excellent year.

During the year a significant number of disposals were made of non core titles, shows and businesses. These included the travel publishing businesses, OAG Worldwide and Cahners Travel Group, the Bowker bibliographic business, Cahners' automotive and metals titles, RBI's retail and hobby electronics titles, EBI's consumer encyclopedia and certain training businesses, and minor exhibitions. This substantially completes the disposal programme started in 2000 and, with the acquisitions also made, represents a major reshaping of the Business division. We have exited sectors which were non core, lower growth or where we did not have leading positions, to focus on sectors with more sustainable growth and quality.

Operating profit, including exceptional items and the amortisation of goodwill and intangible assets, in the Business segment reduced by 'L'32 million to 'L'27 million in 2001, at reported rates. This reflected the reduction in adjusted operating profits and the restructuring costs incurred in response to the global economic downturn.

Results of Operations for the Year Ended 31 December 2000
Compared to the Year Ended 31 December 1999

General

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

In 2000 the U.S. GAAP net profit was 'L'60 million, compared with a net loss of 'L'73 million in 1999, a movement of 'L'133 million. The movement reflects the factors discussed above, together with year on year changes in the adjustments required to reflect differences between U.K. and Dutch GAAP and U.S. GAAP. The most significant differences relate to the capitalisation and amortisation of goodwill and other intangibles, and deferred taxes; see note 29 to the combined financial statements.

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

Legal

Turnover in the Legal business increased by 5%, or 3% excluding acquisitions, and adjusted operating profit was down 19%. This reflects the significant step up in investment, particularly at LexisNexis North America, to deliver upgraded products and services, and sales and marketing programmes. The investment was partly funded by the major cost savings programme. Operating margins were correspondingly lower, by 6.2 percentage points at 19.7%, from which they are expected to recover as the investment pays off. At LexisNexis North America, turnover excluding acquisitions was up 2% while adjusted operating profits were 24% lower reflecting the significant step up in investment.

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

In the U.S. Corporate and Federal Markets division, online revenues grew by 4%, a major turnaround from the 4% decline seen the previous year, with a particularly strong second half. The launch of the significantly upgraded flagship product, nexis.com, was exceptionally well received in the market and is driving new sales and expansion of existing customer accounts.

Across LexisNexis North America the major re-engineering programme continued to deliver substantial cost savings, in excess of $90 million, with almost every area re-engineered, including production, IT, administration and other support services.

LexisNexis International businesses outside the U.S. (formerly the Reed Elsevier Legal Division) reported turnover and adjusted operating profit up 11% and 2% respectively, or 5% and 1% excluding acquisitions, reflecting solid sales performance and a significant increase in new product and marketing investment.

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

Education

Reed Educational & Professional Publishing saw revenues and adjusted operating profit increase by 9% and 15% respectively. Rigby, the U.S. supplemental business, had a particularly good year with revenues 37% ahead driven by market share gains and a very successful launch of the new Rigby literacy programme. In U.K. Schools, sales in the Primary market were lower than the prior year which benefited from exceptional, ring fenced government funding for literacy materials. In Secondary, however, sales were up 23% on strong new publishing programmes addressing curriculum changes. The Australian schools business also performed well.

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

Turnover at Reed Exhibitions increased by 18% and adjusted operating profit by 19%. Excluding acquisitions, revenue grew by 1% and adjusted operating profit declined by 8% as several major non-annual shows in the U.K. and U.S. did not take place in 2000. The decline in adjusted operating profit also reflects the significant new show launch programme, with over 35 new shows launched, and a significant step up in investment in show related websites, of which there are now over 250.

At OAG Worldwide, turnover declined by 19% due to portfolio rationalisation in anticipation of its impending sale and lower sales of the print product. Investment was significantly increased in new web products and the OAG.com and OAGMobile services were launched in the second half.

Operating profit in the Business segment increased by 'L'67 million to 'L'59 million in 2000. The increase in amortisation charges, relating to acquisitions made in 2000 and 1999, were more than offset by higher adjusted operating profits and lower exceptional charges to operating profit.

Critical accounting policies

The accounting policies of the Reed Elsevier businesses under U.K. and Dutch GAAP are described in note 2 to the combined financial statements. The most critical accounting policies in determining the financial condition and results of the combined businesses, and those requiring the most subjective or complex judgements, relate to the valuation and amortisation of goodwill and intangible assets, and deferred taxation. Revenue recognition policies, while an area of management focus, are generally straightforward in application as the timing of service delivery and customer acceptance for the various revenue types is readily determined. Allowances for anticipated returns and obsolescence in the book publishing businesses are regularly re-evaluated based on recent historical data.

The valuation of intangible assets represents the estimated economic value in use, using standard valuation methodologies, including as appropriate, discounted cash flow, relief from royalty and comparable market transactions. For the Harcourt acquisition, completed on 12 July 2001, independent qualified valuers were commissioned.

The carrying amounts of goodwill and intangible assets are regularly reviewed, at least twice a year. The carrying amounts of goodwill and intangible assets arising on all significant acquisitions, on all acquisitions made in the previous financial year, and on all acquisitions for which there are indications of possible impairment are compared with estimated values in use based on latest management cash flow forecasts.

The estimated useful lives of goodwill and intangible assets are determined by reference to the sectors within which the acquired businesses operate, the established longevity of the assets acquired, and the degree of technological and competitive risks that the businesses face. As explained in the accounting policies, the maximum estimated useful life, which has been adopted for the Harcourt assets acquired in 2001 and for previously acquired science and medical publishing assets, is 40 years.

Deferred taxation is provided in full for timing differences using the liability method. Deferred tax assets are only recognised to the extent that they are considered recoverable in the short term, based on estimated future taxable profits.

Effect of Currency Translation

The combined financial statements are expressed in pounds sterling and are therefore subject to the impact of movements in exchange rates on the translation of the financial information of individual businesses whose operational currencies are other than sterling. The principal exposures are the U.S. dollar and the euro, both of which generally reflect Reed Elsevier's business exposure to the U.S. and the Euro Zone, its most important markets outside the United Kingdom.

The currency profile of Reed Elsevier's adjusted profit before tax for 2001, taking account of the currencies of the interest on its borrowings and cash over that period, is set forth below:

Adjusted profit before tax in each currency as a percentage of total adjusted profit before tax

U.S. Dollars	Pounds Sterling	Euro	Other	Total

34%	24%	37%	5%	100%
= = = = = = =	= = = = = = = =	= = = =	= = = = =	= = = = =

Currency translation differences increased Reed Elsevier's turnover by 'L'126 million and increased adjusted profit before tax by 'L'17 million in 2001 compared to 2000.

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

The Harcourt Acquisition

On 12 July 2001, Reed Elsevier acquired the entire share capital of Harcourt General, Inc for $4.45 billion ('L'3.2 billion) following a successful tender offer of $59 per share of common stock or share equivalent. Certain businesses --- the Harcourt Higher Education business and the Corporate and Professional Services businesses other than educational and clinical testing --- were immediately on-sold to The Thomson Corporation for $2.06 billion, on which taxes of approximately $0.5 billion were payable over 12 months. Harcourt General debt on completion was approximately $1.5 billion.

Reed Elsevier retained Harcourt's Scientific, Technical and Medical (STM) business and its K-12 (Kindergarten --- 12th grade) U.S. Schools Education and Testing businesses for an implied total value of approximately $4.5 billion, including the assumption of certain corporate liabilities and looking through seasonal cashflow variations.

The acquisition was financed initially from the $1.8 billion of cash proceeds of a joint international share offering in December 2000, the assumption of $0.9 billion of Harcourt General public debt, and from short term commercial paper borrowings. In July 2001, $1.5 billion of short term borrowings were refinanced through a multi-currency multi-tranche global bond offering, under which were issued $550 million 5 year notes, 'E'500 million 7 year notes swapped to U.S. dollars, and $550 million 10 year notes. Taking into account the funding mix and interest rate hedging undertaken on signing of the definitive purchase agreement, the average annual funding cost is approximately 7.2% for the incremental debt.

The Harcourt businesses acquired have seasonality in sales, profits and cashflows, most particularly in the K-12 Schools business and to a lesser extent in Health Sciences, which favours the second half of the year. On a calendar basis, in 2001, approximately 55% of sales, 65% of operating profits and all of the operating cash flow arose in the July to December period.

The benefits of this second half phasing to Reed Elsevier's reported 2001 figures was less marked than this since July is by far the most significant month for sales and profit and the Harcourt businesses are accounted for from 12 July.

A review of the goodwill and intangible assets of the Harcourt businesses indicated that an expected useful life of up to 40 years would be appropriate for these assets. Accordingly, the maximum estimated useful life under Reed Elsevier's accounting policy of amortising goodwill and intangible assets has been increased from 20 years to 40 years.

European Economic and Monetary Union

On 1 January 2002, the euro fully replaced the local currencies of the 12 European countries now participating in European Economic and Monetary Union (EMU). The Netherlands is a participant; the United Kingdom is not.

The implications for Reed Elsevier businesses have been low relative to many other multinational European companies. Principally this is because, with the significant exception of Elsevier Science, which already published global prices, Reed Elsevier's businesses price in the local currency of the country in which they operate and have limited cross border trade. As a result, the most significant issue arising was the timing of euro based marketing and invoicing and the transfer to euro denominated business and financial systems. In this respect, during 2001, Reed Elsevier businesses finalised their systems to accommodate the euro.

Recently Issued Accounting Pronouncements

During 2001 the U.K. standard FRS 17: Retirement Benefits was introduced. FRS 17 requires additional disclosures until full implementation is mandatory in 2003. The additional disclosures for 2001 are given in note 6 to the financial statements. The net impact on the profit and loss account, were the accounting requirements of FRS 17 to be applied for 2002, is not expected to be material and would not affect cash flow. FRS 17 differs from U.S. GAAP which does not require the immediate recognition of actuarial gains and losses, but instead allows the amortisation of actuarial gains and losses to be recognised in net income.

SFAS 141: Business Combinations and SFAS 142: Goodwill and Other Intangible Assets were issued in June 2001. SFAS 141 eliminates the pooling-of-interests method and addresses the accounting for negative goodwill. It is effective, for business combinations completed after 30 June 2001 and, subject to transitional provisions, retrospectively to prior business combinations. Adoption of the standard has had no material impact on the accounting for business combinations completed prior to 1 July 2001. SFAS 142 states that goodwill should not be amortised but should be tested for impairment at least annually at a reporting unit level. The statement is effective for financial years beginning after 15 December 2001, except for goodwill and intangible assets acquired after 30 June 2001, which should be accounted for in accordance with the provisions of SFAS 142. The goodwill and intangible assets arising on the Harcourt and other acquisitions completed after 30 June 2001 have been accounted for under U.S. GAAP in accordance with the transitional provisions of SFAS 142. The impact of full adoption of SFAS 142 cannot be reasonably estimated at this time.

SFAS 143: Accounting for Asset Retirement Obligations was issued in June 2001 and is effective for financial years beginning after 15 June 2002. The statement requires that the fair value of a liability for an asset retirement obligation be recognised in the period in which it is incurred if a reasonable estimate of the fair value can be made. The associated asset retirement costs are capitalised as part of the carrying value of the relevant long-lived asset. The impact of adopting the standard cannot be reasonably estimated at this time.

SFAS 144: Accounting for the Impairment or Disposal of Long-Lived Assets was issued in August 2001 and is effective for financial years beginning after 15 December 2001. The statement addresses the measurement and presentation of long-lived assets and the method to be used when considering possible impairment. It also eliminates the exception to consolidation for a subsidiary for which control is likely to be temporary. The impact of adopting the standard cannot be reasonably estimated at this time.

LIQUIDITY AND CAPITAL RESOURCES --- REED ELSEVIER

Reed Elsevier businesses focus on adjusted operating cash flow as the key cash flow measure. Reed Elsevier's adjusted operating cash flow before exceptional items in 2001, 2000 and 1999 amounted to, respectively, 'L'1,006 million, 'L'775 million and 'L'780 million. In each of these years the adjusted operating cash flow conversion was, respectively, 102%, 98% and 98%. The adjusted operating cash flow conversion rate for 2001 is flattered by the seasonality of the Harcourt businesses, acquired on 12 July 2001, whose operating cash flows favour the second half. Excluding that effect, the conversion rate was approximately 85% reflecting higher capital spend in 2001 and movements in working capital. Adjusted operating cash flow is measured after dividends from joint ventures, tangible fixed asset spend and proceeds from the sale of tangible fixed assets, but before exceptional payments and proceeds.

Reed Elsevier generates significant cash flows as its principal businesses do not require major fixed or working capital investments. Working capital requirements are negative overall, due to the substantial proportion of revenues received through subscription and similar advanced receipts, principally for scientific journals and exhibition fees. Trading working capital amounted to 'L'239 million net liabilities at 31 December 2001 and 'L'479 million net liabilities at 31 December 2000. Subscriptions and other revenues in advance represented 'L'793 million and 'L'679 million, respectively, of these totals. Capital expenditure principally relates to computer equipment and, increasingly, investment in systems infrastructure to support electronic publishing activities. Total capital expenditures amounted to 'L'178 million, 'L'144 million and 'L'137 million in 2001, 2000 and 1999, respectively.

During 2001, Reed Elsevier paid a total of 'L'3,337 million for acquisitions and fixed asset investments, after taking account of borrowings of 'L'1,042 million, net cash acquired of 'L'4 million and 'L'43 million deferred payments in respect of acquisitions made in prior years. These payments were financed by net cash inflow from operating activities, available cash resources (including the proceeds of a $1.8 billion joint international share offering in December 2000), the proceeds of a $1.5 billion global bond issue in July 2001 and commercial paper borrowings. Exceptional net inflows of 'L'140 million were received in 2001 and included 'L'96 million proceeds from sale of businesses and 'L'141 million of reduced tax payments, less amounts paid in respect of reorganisation costs and acquisition related costs.

During 2000, Reed Elsevier paid a total of 'L'962 million for acquisitions and fixed asset investments, after taking account of borrowings of 'L'48 million and 'L'13 million deferred payments in respect of acquisitions made in prior years. All payments were financed by net cash inflow from operating activities, available cash resources and commercial paper borrowings. Exceptional net inflows of 'L'90 million were received in 2000, comprising 'L'153 million proceeds from sale of businesses and 'L'31 million of reduced tax payments, less amounts paid in respect of reorganisation costs and acquisition related costs.

Net borrowings at 31 December 2001 were 'L'3,229 million, an increase of 'L'2,796 million on the prior year end, which principally reflects the spend on acquisitions, less free cash flow and disposals.

Gross borrowings at 31 December 2001 amounted to 'L'3,664 million, denominated mostly in U.S. dollars, and partly offset by cash balances of 'L'435 million invested in short term deposits and marketable securities. Approximately 93% of cash balances were held in sterling, euros and U.S. dollars. A total of 78% of Reed Elsevier's gross borrowings were at fixed rates, including 'L'1,528 million of floating rate debt fixed through the use of interest rate swaps. At 31 December 2001, the fixed rate debt had a weighted average interest coupon of 6.8% and an average remaining life of 10.5 years. The net interest expense also reflects the interest yield differentials between short term cash investments and long term fixed rate borrowings.

At 31 December 2001 borrowings payable within one year, primarily relating to commercial paper, totalled 'L'1,556 million, including 'L'5 million in respect of finance leases. Borrowings due after more than one year totalled 'L'2,108 million, including 'L'11 million in respect of finance leases. Borrowings due after more than one year comprised 'L'94 million due within one to two years, 'L'509 million due within two to five years and 'L'1,505 million due after five years.

During 2001, Harcourt General public notes, with a nominal value of $97 million, were repurchased in the open market.

Financial instruments are used to finance the Reed Elsevier business and to hedge transactions. Reed Elsevier's businesses do not enter into speculative transactions. The main risks faced by Reed Elsevier are liquidity risk, interest rate risk and foreign currency risk. The Boards of the parent companies agree overall policy guidelines for managing each of these risks and the Boards of Reed Elsevier plc and Elsevier Finance SA agree policies (in conformity with parent company guidelines) for their respective business and treasury centres.

Reed Elsevier develops and maintains a range of borrowing facilities and debt programmes to fund its requirements, at short notice and at competitive rates. The significance of Reed Elsevier's U.S. operations means that the majority of debt is denominated in U.S. dollars and is raised in the U.S. debt markets. A mixture of short term and long term debt is utilised and Reed Elsevier maintains a maturity profile to facilitate refinancing. Reed Elsevier's policy is that no more than $1,000 million of long term debt should mature in any 12- month period. In addition, minimum proportions of net debt with maturities over three years and five years are specified, depending on the level of the total borrowings.

As at 31 December 2001, a total of 'L'2,413 million (2000 'L'4,497 million) of committed facilities were available, of which 'L'418 million was drawn. Of the total committed facilities, 'L'248 million (2000 'L'2,389 million) matures within one year, 'L'1,724 million (2000 'L'nil) within one to two years, and 'L'441 million (2000 'L'2,108 million) within two to three years.

During 2001, the debt maturity profile of Reed Elsevier was lengthened considerably following the Harcourt acquisition. After taking account of the maturity of committed bank facilities that back short term borrowings at 31 December 2001, all debt had a maturity beyond one year, with 24% maturing in December of the second year, 14% in the third year, 15% in the fourth and fifth years, 32% in five to ten years, and 15% beyond ten years.

Reed Elsevier's interest rate exposure management policy is aimed at reducing the exposure of the combined businesses to changes in interest rates. The proportion of interest expense that is fixed on net debt is determined by reference to the level of net interest cover. Reed Elsevier uses fixed rate term debt, interest rate swaps, forward rate agreements and a range of interest rate options to manage the exposure. Interest rate derivatives are used only to hedge an underlying risk and no net market positions are held.

Translation exposures arise on the earnings and net assets of business operations in countries other than those of the parent companies. These exposures are hedged, to a significant extent, by a policy of denominating borrowings in currencies where significant translation exposures exist, most notably U.S. dollars.

Current exposures on transactions denominated in a foreign currency are required to be hedged using forward contracts. In addition, recurring transactions and future investment exposures may be hedged, within defined limits, in advance of becoming contractual. The precise policy differs according to the commercial situation of the individual businesses. Expected future net cash flows may be covered for sales expected for up to the next 12 months (50 months for Elsevier Science subscription businesses up to limits staggered by duration). Cover takes the form of foreign exchange forward contracts. At the year-end, the amount of outstanding foreign exchange cover in respect of future transactions was 'L'0.5 billion.

Future minimum lease payments under operating leases totalled 'L'872 million, of which 'L'123 million is payable within one year, 'L'110 million within one to two years, 'L'268 million within two to five years and 'L'371 million after five years.

Provisions at 31 December 2001 included 'L'86 million in respect of lease guarantees given by Harcourt General, Inc in favour of a former subsidiary, GC Companies, Inc. for certain property leases for various periods up to 2016.

At 31 December 2001, there were contingent liabilities amounting to 'L'7 million in respect of borrowings of former subsidiaries and 'L'143 million in respect of lease guarantees, in excess of provided amounts.

The directors of Reed International and Elsevier, having made appropriate enquiries, consider that adequate resources exist for the combined businesses to continue in operational existence for the foreseeable future.

OPERATING RESULTS --- REED INTERNATIONAL AND ELSEVIER

The following discussion is based on the financial statements of Reed International and Elsevier for the three years ended 31 December 2001. The results of Reed International reflect its shareholders' 52.9% economic interest in the Reed Elsevier combined businesses. The results of Elsevier reflect its shareholders' 50% economic interest in the Reed Elsevier combined businesses. The respective economic interests of the Reed International and Elsevier shareholders take account of Reed International's interest in Elsevier. Both parent companies equity account for their respective share in the Reed Elsevier combined businesses. The financial statements have been prepared in accordance with, respectively, U.K. and Dutch GAAP, which differ in certain respects from U.S. GAAP as set out in note 22 to the Reed International financial statements and note 15 to the Elsevier financial statements.

Result of Operations for the Year Ended 31 December 2001
Compared to the Year End 31 December 2000.

Adjusted earnings per share for Reed International were 26.1p, up 12% compared to the previous year. Adjusted earnings per share for Elsevier were 'E'0.64, an increase of 8%. The difference in percentage change is entirely attributable to the impact of currency movements on the translation of reported results. At constant rates of exchange, the adjusted earnings per share of both companies would have shown an increase of 10% over the previous year.

After their share of the exceptional items and the charge in respect of goodwill and intangible assets amortisation, the reported earnings per share of Reed International after tax credit equalisation and Elsevier were 4.8p and 'E'0.13, compared to earnings per share in 2000 of 1.0p and 'E' 0.04, respectively.

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

The Board of Reed International has proposed a final dividend of 7.4p, giving a total dividend of 10.5p for the year, up 5% on 2000. The Boards of Elsevier, in accordance with the dividend equalisation arrangements, have proposed a final dividend of 'E'0.21. This results in a total dividend of 'E'0.30 for the year, 7% higher than in 2000. The difference in percentage growth is attributable to currency movements.

Dividend cover for Reed International, using adjusted earnings, was 2.5 times. For Elsevier, the adjusted dividend cover was 2.1 times. Measured for the combined businesses, dividend cover was 2.3 times compared with 2000 at 2.1 times.

Results of Operations for the Year Ended 31 December 2000
Compared to the Year Ended 31 December 1999

Adjusted earnings per share for Reed International were 23.3p, a decline of 5% compared to the previous year. Adjusted earnings per share for Elsevier were 'E'0.59, an increase of 4%. The difference in percentage change is entirely attributable to the impact of currency movements on the translation of reported results. At constant rates of exchange, the adjusted earnings per share of both companies would have shown a decline of 5% over the previous year.

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

The board of Reed International proposed a final dividend of 6.9p, giving a total dividend of 10.0p for the year, the same as for 1999. The boards of Elsevier, in accordance with the dividend equalisation arrangements, proposed a final dividend of 'E'0.19. This resulted in a total dividend of 'E'0.28 for the year, 4% higher than in 1999. The difference in percentage growth was attributable to currency movements.

Dividend cover for Reed International, using adjusted earnings, was 2.1 times. For Elsevier, the adjusted dividend cover was 2.1 times. Measured for the combined businesses, dividend cover was 2.1 times compared with 1999 at 2.3 times.

TREND INFORMATION

Trends and uncertainties and events which can affect the turnover, operating profit and liquidity and capital resources of the Reed Elsevier combined businesses include the usage, penetration and customer renewal of our electronic products, the migration of print and CD products to online services, cost control and the impact of our cost reduction programmes on operational efficiency, the levels of U.S. state and federal funding for education, and the impact of the global economy on the level of advertising demand.

Within the Science & Medical segment, revenue growth momentum in Science & Technology is strong and in Health Sciences is building. The opportunities in the medical field for electronically delivered information and solutions are growing and considerable. We have the investment plans in place to capture this and the increases in investment are expected to be funded from operational efficiencies.

The key indicators on ScienceDirect usage, penetration and customer renewal all showed good progress in 2001. The ScienceDirect service saw its penetration of the subscriber base increase to 66% by value, up from 45% a year ago, and 25% a year before that. Usage continues to grow strongly with annual page views doubled over 2001 to 220 million. Subscriber attrition improved for the second consecutive year to only 4%. Underlying operating margins improved by 2 percentage points, with the additional investments in new product, sales and marketing more than offset by cost savings, particularly in production.

Within the Legal segment, our products are doing well and a continued high level of investment is building on this success. Underlying margins are expected to improve further as revenues grow and investment levels stabilise. Online revenues in North American Legal Markets grew by 10%, in part offset by lower print and CD-ROM sales as business migrated online. This compares with online revenue growth of 5% in 2000 and reflects the performance of new and upgraded products and the impact of the expanded sales force and better marketing. Usage of the LexisNexis online services continued to grow strongly in 2001, with the number of searches up 30% in the year. Operating margins in the Legal segment improved by 0.4 percentage points in 2001, reflecting the stronger revenue growth and increased operational efficiency.

Within the Education segment, sales of U.S. schools educational materials have grown significantly over recent years, with the increased focus on educational achievement. Harcourt Education has benefited from these trends and has also been successful in the last few years in capturing state adoption renewal opportunities. The U.S. schools education market is not expected in 2002 to repeat its most recent growth, largely as a result of the phasing of the state adoption cycle. We have however strong programmes for 2002 and fully expect to have a satisfactory year of growth in a somewhat dull market. The integration of the U.S. supplemental businesses and cost savings programmes across the Harcourt Education supply chain and infrastructure are expected to fund additional investment in e-learning strategies. The level of U.S. federal funding for education is currently increasing.

Within the Business segment, advertising sales in 2001 were particularly affected by the global economic downturn. Circulation revenue and the exhibitions business are proving more resilient. Operating margins at 15% were only slightly lower than in the prior year, reflecting the cost savings made. Internet spending has been scaled back reflecting the market circumstances. Turnover may be a little lower in 2002, with the first half suffering particularly in comparison against a strong first half in 2001, but margins have largely been protected by the cost actions already taken.

Trends, uncertainties and events which could have a material impact on Reed Elsevier's turnover, operating profit and liquidity and capital resources are discussed in further detail in ``Item 5: Operating and Financial Review and Prospects'' under ``Operating Results --- Reed Elsevier''; ``Liquidity and capital resources --- Reed Elsevier'', ``Operating Results --- Reed International and Elsevier'' and in ``Item 4: Information on Reed Elsevier''.

ITEM 6: DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

DIRECTORS AND SENIOR MANAGEMENT

The directors and executive officers of each of Reed International, Elsevier, Reed Elsevier plc and Elsevier Reed Finance BV at 19 February 2002 were:

Name (Age)	Reed International	Elsevier
- - - - - - - - - - - - - - - - - - - - - -	- - - - - - - - - - - - - - - - - - - - - - - - - - -	- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -

Cornelis Alberti (65)
Mark Armour (47)	Chief Financial Officer	Member of the Executive Board and Chief Financial Officer
Jacques Billy (31)
Willem Boellaard (71)
John Brock (53)	Non-executive Director	Member of the Supervisory Board
Crispin Davis (52)	Chief Executive Officer[u](3)	Chairman of the Executive Board and Chief Executive Officer[u](3)
Dien de Boer-Kruyt (57)		Member of the Supervisory Board
Derk Haank (48)	Executive Director	Member of the Executive Board
Roelof Nelissen (70)	Non-executive Director[u](1)	Member of the Supervisory Board[u](1)
Steven Perrick (53)	Non-executive Director[u](1)(3)	Member of the Supervisory Board[u](1)(3)
Andrew Prozes (56)	Executive Director	Member of the Executive Board
Lord Sharman (59)	Non-executive Director[u](1)
Rolf Stomberg (61)	Non-executive Director[u](3)(5)	Member of the Supervisory Board[u](3)(5)
Morris Tabaksblat (64)	Non-executive Chairman[u](3)	Chairman of the Supervisory Board[u](3)
Gerard van de Aast (44)	Executive Director	Member of the Executive Board
David Webster (57)	Non-executive Director[u](1)	Member of the Supervisory Board[u](1)
Stephen Cowden (49)	Company Secretary
Erik Ekker (53)		Company Secretary

Name (Age)	Reed Elsevier plc	Elsevier Reed Finance BV
- - - - - - - - - - - - - - - - - - - - - -	- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -	- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -

Cornelis Alberti (65)		Member of the Management Board
Mark Armour (47)	Chief Financial Officer	Member of the Supervisory Board
Jacques Billy (31)		Member of the Management Board
Willem Boellaard (71)		Managing Director
John Brock (53)	Non-executive Director[u](2)(4)
Crispin Davis (52)	Chief Executive Officer[u](4)
Dien de Boer-Kruyt (57)		Member of the Supervisory Board
Derk Haank (48)	Executive Director
Roelof Nelissen (70)	Non-executive Director[u](1)(2)	Chairman of the Supervisory Board
Steven Perrick (53)	Non-executive Director[u](1)	Member of the Supervisory Board
Andrew Prozes (56)	Executive Director
Lord Sharman (59)	Non-executive Director[u](1)
Rolf Stomberg (61)	Non-executive Director[u](2)(5)
Morris Tabaksblat (64)	Non-executive Chairman[u](4)
Gerard van de Aast (44)	Executive Director
David Webster (57)	Non-executive Director[u](1)(4)
Stephen Cowden (49)	General Counsel/Company Secretary
Erik Ekker (53)	Legal Director (Continental Europe )	Company Secretary

- - - - - - - - - - - - - - - - - - -

(1) Member of the Audit Committee.

(2) Member of the Remuneration Committee of the Board of Reed Elsevier plc.

(3) Member of the joint Nominations Committee of the Boards of Reed International and Elsevier.

(4) Member of the Strategy Committee of the Board of Reed Elsevier plc.

(5) Senior independent non-executive director.

A person described as a non-executive Director of Reed International or Reed Elsevier plc or a member of the Supervisory Board of Elsevier is a director not employed by such company in an executive capacity.

Cornelis Alberti has been a member of the Management Board of Elsevier Reed Finance BV since 1993. He was an executive Director of Reed Elsevier plc from 1993 until December 1996. He joined Elsevier in 1978 and was a member of the Executive Board of Elsevier from 1984 until 1999.

Mark Armour was appointed Chief Financial Officer of Reed International and of Reed Elsevier plc in July 1996, having been Deputy Chief Financial Officer of Reed Elsevier plc since February 1995. He was appointed Chief Financial Officer of Elsevier in April 1999. He became a member of the Supervisory Board of Elsevier Reed Finance BV in December 1998. He was previously a partner in Price Waterhouse.

Jacques Billy was appointed a member of the Management Board of Elsevier Reed Finance BV on 15 February 2002. He is Managing Director of Elsevier Finance SA, having joined that company as Finance Manager in 1999.

Willem Boellaard was appointed a member of the Management Board of Elsevier Reed Finance BV in December 1998. He joined Reed International in 1990.

John Brock was appointed a non-executive director of Reed Elsevier plc and Reed International and a member of the Supervisory Board of Elsevier in April 1999. He is Chief Operating Officer of Cadbury Schweppes plc.

Crispin Davis became Chief Executive Officer of Reed Elsevier plc, Reed International and Elsevier in September 1999. He was previously Chief Executive Officer of Aegis Group plc from 1994 to 1999.

Dien de Boer-Kruyt became a member of the Supervisory Board of Elsevier in April 2000. She was appointed a member of the Supervisory Board of Elsevier Reed Finance BV in July 2000. She is a non-executive director of Sara Lee/DE, Hollandse Beton Group, Intech and C/TAC.

Derk Haank was appointed an executive director of Reed Elsevier plc and Reed International in November 1999. He was appointed a member of the Executive Board of Elsevier in April 2000. He is Chief Executive Officer of Science & Medical. Mr Haank was Chief Executive Officer of Elsevier Business Information from 1996 to 1998.

Roelof Nelissen was appointed a non-executive Director of Reed International and Reed Elsevier plc in April 1999, having previously been a non-executive Director of Reed Elsevier plc since 1993 until July 1998. He has been a member of the Supervisory Board of Elsevier since 1990. He was appointed Chairman of the Supervisory Board of Elsevier Reed Finance BV in April 1999. Mr Nelissen was a member of the Supervisory Board of ABN AMRO Bank NV until his retirement in 2001. He was formerly Chief Executive Officer of ABN AMRO and Finance and Economic Affairs Minister of The Netherlands.

Steven Perrick was appointed a member of the Supervisory Board of Elsevier in April 1998, a non-executive director of Reed Elsevier plc in June 1998, a non- executive Director of Reed International in April 1999 and a member of the Supervisory Board of Elsevier Reed Finance BV in April 2001. Mr Perrick is a partner in the Amsterdam offices of the law firm Freshfields Bruckhaus Deringer.

Andrew Prozes became an executive director of Reed Elsevier plc and Reed International in August 2000 and a member of the Executive Board of Elsevier in April 2001. He is Chief Executive Officer of Legal. Prior to joining Reed Elsevier, Mr Prozes was an Executive Vice President with the West Group, a part of The Thomson Corporation, where he was also Chief Operating Officer of West's on-line legal publishing business.

Lord Sharman was appointed a non-executive director of Reed International and Reed Elsevier plc on 1 January 2002. A resolution will be proposed at the Elsevier Annual General Meeting in April 2002 to appoint Lord Sharman as a member of the Supervisory Board of Elsevier. He is non-executive chairman of Aegis Group plc and a non-executive director of BG Group plc, AEA Technology plc and Young & Co's Brewery plc. He is a chartered accountant, having spent 33 years at KPMG, the accounting and professional services firm, before his retirement in 1999. He was Chairman of KPMG Worldwide from 1997 to 1999 having been elected U.K. Senior Partner in 1994.

Rolf Stomberg was appointed a non-executive director of Reed International and Reed Elsevier plc in January 1999 and a member of the Supervisory Board of Elsevier in April 1999. He is Chairman of Management Consulting Group PLC.

Morris Tabaksblat was appointed a member of the Supervisory Board of Elsevier in April 1998 and a non-executive director of Reed Elsevier plc in June 1998. He became a non-executive director and Chairman of Reed International in April 1999, when he was also appointed Chairman of the Supervisory Board of Elsevier and Chairman of Reed Elsevier plc. Mr Tabaksblat is Chairman of the Supervisory Board of Aegon NV and of TNT Post Group NV. He was Chairman and Chief Executive Officer of Unilever NV from 1994 to 1999 and Chairman of the European Round Table of Industrialists until November 2001.

Gerard van de Aast became an executive director of Reed Elsevier plc and Reed International in December 2000 and a member of the Executive Board of Elsevier in April 2001. He is Chief Executive Officer of Business. Prior to joining Reed Elsevier, Mr van de Aast was Vice President of Compaq's Europe, Middle East and Africa business.

David Webster has been a non-executive Director of Reed Elsevier plc since the merger, a non-executive Director of Reed International since 1992 and a member of the Supervisory Board of Elsevier since April 1999. He was non-executive Chairman of Reed Elsevier plc from August 1998 until April 1999. He will retire from the Boards of Reed International, Elsevier and Reed Elsevier plc at the Annual General Meetings in April 2002. He is Chairman of Safeway plc.

Stephen Cowden, a U.K. lawyer, joined Reed Elsevier in December 2000 as General Counsel, and was appointed Company Secretary of Reed Elsevier plc and Reed International in February 2001. Prior to joining Reed Elsevier, Mr Cowden was Group Company Secretary of Glaxo Wellcome plc.

Erik Ekker, a Dutch lawyer, has been Legal Director (Continental Europe) of Reed Elsevier plc since 1993. He has been Company Secretary of Elsevier since 1989 and was appointed Company Secretary of Elsevier Reed Finance BV in March 1997. He joined Elsevier in 1977 as Legal Counsel.

COMPENSATION

Remuneration committee

This report has been prepared by the Remuneration Committee of Reed Elsevier plc and approved by the boards of Reed International and Elsevier.

The Remuneration Committee is responsible for recommending to the board the remuneration (in all its forms), and the terms of the service contracts and all other terms and conditions of employment of the executive directors. The committee also provides advice to the Chief Executive Officer on major policy issues affecting the remuneration of executives at a senior level below the board. The committee draws on external professional advice as necessary in making its recommendations.

The Remuneration Committee, which is chaired by Dr Rolf Stomberg, consists wholly of independent non-executive directors: John Brock, Roelof Nelissen and Rolf Stomberg.

Remuneration of non-executive directors

The remuneration of the non-executive directors is determined by the board with the aid of external professional advice.

The non-executive directors remuneration consists only of fees.

Compliance with best practice provisions

In designing its performance-related remuneration policy, the Remuneration Committee has complied with Schedule A of the Combined Code --- the Principles of Good Governance and Code of Best Practice, issued by the U.K. Financial Services Authority (``the Combined Code'').

In relation to disclosure of directors' remuneration, Reed International, a U.K. company listed on the London Stock Exchange, has complied with Schedule B of the Combined Code.

Remuneration policy

In determining its policy on senior executive remuneration, including the directors, the committee's principal objective is to attract, retain and motivate people of the highest calibre and experience needed to shape and execute the strategy and deliver shareholder value in the context of an ever more competitive and increasingly global employment market.

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

(ii) to ensure that it encourages enhanced performance by directors and fairly recognises the contribution of individual directors to the attainment of the results of the Reed Elsevier plc group, whilst also encouraging a team approach which will work towards achieving the long-term strategic objectives of the Reed Elsevier plc group; and

(iii) to link reward to individual directors' performance and company performance so as to align the interests of the directors with the shareholders of the parent companies.

The remuneration of executive directors consists of the following elements:

--- Base salary, which is based on comparable positions in businesses of similar size and complexity. Salaries are reviewed annually by the Remuneration Committee.

--- A variable annual cash bonus, based on achievement of specific realistic but stretching financial and individual performance-related targets. Targets are set at the beginning of the year by the Remuneration Committee. The maximum potential bonus for the European Directors is 60% of basic salary. The maximum potential bonus payable to a U.S. based director is 90% of basic salary.

--- Share options, where the directors and other senior executives are granted options annually over shares in Reed International and Elsevier at the market price at the date of grant. The Remuneration Committee approves the grant of any option and sets performance conditions attaching to options.

--- A longer-term incentive arrangement (``LTIP'') under which a one off grant of options of between 10 and 20 times salary was made during 2000. The LTIPs were granted at market value at the date of grant, and are exercisable after 5 years, subject to the achievement of highly demanding performance conditions.

--- Post-retirement benefits, which comprise only pensions, where Reed Elsevier plc group companies have different retirement schemes which apply depending on local competitive market practice, length of service and age of the director. The only element of remuneration which is pensionable is base salary.

Service contracts

Each of the executive directors has a service contract, the notice periods, of which are described below:

(i) M H Armour was appointed a director in July 1996 and his service contract, which is subject to English law, provides for a notice period of twenty-four months.

(ii) C H L Davis was appointed a director in September 1999. His service contract, which is subject to English law, provides for a notice period of twelve months. In the event of loss of employment on a change of control before 1 September 2002, twelve months' salary would be payable to C H L Davis in addition to any other sums payable on termination.

(iii) D J Haank was appointed a director in November 1999. His service contract, which is subject to Dutch law, provides for six months' notice and, in the event of termination without cause by the company, eighteen months' salary and employer's pension contributions would be payable by way of liquidated damages.

(iv) A Prozes was appointed a director in August 2000. His service contract, which is subject to New York law, provides that, in the event of termination without cause by the company, twelve months' base salary would be payable.

(v) G J A van de Aast was appointed a director in December 2000 and his service contract, which is subject to English law, provides for a notice period of twelve months.

The notice periods in respect of individual directors have been reviewed by the Remuneration Committee. The committee believes that as a general rule for future contracts, the notice period should be twelve months, and that the directors should, subject to practice within the country in which the director is based, be required to mitigate their damages in the event of termination. The committee will, however, have regard to local market conditions so as to ensure that the terms offered are appropriate to recruit and retain key executives operating in a global business.

The non-executive directors do not have service contracts.

External appointments

Executive directors may, subject to the approval of the Chairman and the Chief Executive Officer, serve as non-executive directors on the boards of up to two non-associated companies and may retain remuneration arising from such non- executive directorships. The committee believes that the Reed Elsevier plc group can benefit from the broader experience gained by executive directors in such appointments.

Emoluments of the directors

The emoluments of the directors of Reed Elsevier plc (including any entitlement to fees or emoluments from either Reed International, Elsevier or Elsevier Reed Finance BV) were as follows:

(a) Aggregate emoluments

	Year ended 31 December
	- - - - - - - - - - - - - - - - - - - - -
	2001	2000
	- - - - - - - - - -	- - - - - - - - - -
	(in thousands)

Salaries and fees . . . . . . . . . . . . . . . . . . . .	'L'2,790	'L'2,068
Benefits . . . . . . . . . . . . . . . . . . . . . . . . .	75	66
Annual performance-related bonuses . . . . . . . . . . . .	1,056	835
Pension contributions . . . . . . . . . . . . . . . . . .	218	786
Pension to former director . . . . . . . . . . . . . . . .	241	230
One-off bonuses . . . . . . . . . . . . . . . . . . . . .	---	461
Compensation and payments in respect of a former director	---	581
	- - - - - - - - - -	- - - - - - - - - -
Total . . . . . . . . . . . . . . . . . . . . . . . . . .	'L'4,380	'L'5,027
	= = = = = = = = = =	= = = = = = = = = =

(b) Individual emoluments of executive directors

	2001
	- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
	Salary	Benefits	Bonuses	Total	2000
	- - - - - - - - - -	- - - - - - - - -	- - - - - - - - - -	- - - - - - - - - - - -	- - - - - - - - - - - -

M H Armour . . . . . . . . . . . . . . . . . . .	'L'415,002	'L'20,123	'L'163,298	'L'598,423	'L'570,543
C H L Davis . . . . . . . . . . . . . . . . . .	810,000	20,324	315,333	1,145,657	1,102,547
D J Haank . . . . . . . . . . . . . . . . . . .	333,749	10,790	143,023	487,562	345,145
A Prozes (from 7 August 2000) . . . . . . . . . . . . .	555,555	8,731	380,278	944,564	908,547 [u](i)
G J A van de Aast (from 6 December 2000) . . . . . . . . . . . .	325,000	15,108	54,178	394,286	28,364
Salary, benefits and bonus of a former director				---	135,772
				- - - - - - - - - - - -	- - - - - - - - - - - -
				'L'3,570,492	'L'3,090,918
				= = = = = = = = = = = =	= = = = = = = = = = = =

- - - - - - - - - - - - - - - - - - -

(i) Includes a one-off bonus of 'L'461,391 as compensation for loss of bonus from his previous employer.

Taking into account gains of 'L'253,777 on the exercise of share options, A Prozes was the highest paid director in 2001.

(c) Pensions

The Remuneration Committee reviews the pension arrangements for the executive directors to ensure that the benefits provided are consistent with those provided by other multinational companies in its principal countries of operation.

The policy for executive directors based in the United Kingdom is to provide pension benefits at a normal retirement age of 60, equivalent to two thirds of base salary in the 12 months prior to retirement, provided they have completed 20 years' service with the Reed Elsevier plc group or at an accrual rate of 1/ 30th of pensionable salary per annum if employment is for less than 20 years. The target pension for C H L Davis at normal retirement age of 60 is 45% of base salary in the 12 months prior to retirement. In 1989, the Inland Revenue introduced a cap on the amount of pension that can be provided from an approved pension scheme. M H Armour's, G J A van de Aast's and C H L Davis's pension benefits will be provided from a combination of the Reed Elsevier Pension Scheme and the company's unapproved, unfunded pension arrangements.

D J Haank is a member of the Dutch pension scheme, and his pension at normal retirement age of 60 will be up to 70% of his final annual salary.

The target pension for A Prozes, a U.S. based director, is U.S.$265,000 per annum, which becomes payable on retirement only if he completes a minimum of 7 years' service. This pension has no associated contingent benefits for a spouse or dependants, and will be reduced in amount by the value of any other retirement benefits payable by the company or any former employer, other than those attributable to employee contributions.

The pension arrangements for all the directors include life assurance cover whilst in employment, an entitlement to a pension in the event of ill health or disability and, except in the case of A Prozes, a spouse's and/or dependants' pension on death.

The increase in the transfer value of the directors' pension, after deduction of contributions, is shown below:

	Increase in accrued annual pension during the period	Total accrued annual pension as at 31 December 2001	Transfer value increase after deduction of directors' contributions
	- - - - - - - - - - - - - - - - - -	- - - - - - - - - - - - - - - - - - -	- - - - - - - - - - - - - - - - - - - - - - -

M H Armour . . . .	'L'16,497	'L'95,650	'L'176,325
C H L Davis . . .	39,920	89,111	549,662
D J Haank . . . .	43,469	119,331	358,574
A Prozes . . . . .	---	---	---
G J A van de Aast	10,794	11,753	101,756

The transfer value increase in respect of individual directors represents a liability in respect of directors' pension entitlement, and is not an amount paid or payable to the director.

(d) Individual emoluments of non-executive directors

	2001	2000
	- - - - - - - - - -	- - - - - - - - - -

J F Brock . . .	'L'35,404	'L'34,220
R J Nelissen .	35,404	34,304
S Perrick . . .	35,404	34,304
R W H Stomberg	35,404	34,220
M Tabaksblat	173,913	168,202
D G C Webster	35,404	34,220
	- - - - - - - - - -	- - - - - - - - - -
	'L'350,933	'L'339,470
	= = = = = = = = = =	= = = = = = = = = =

G J de Boer-Kruyt, a member of the Supervisory Board of Elsevier, received emoluments of 'L'13,354 during 2001 (2000 'L'9,832).

Compensation of executive officers

The aggregate compensation paid to all executive officers (other than directors) of Reed Elsevier plc (2 persons) as a group, for services in such capacities for the year ended 31 December 2001 was 'L'430,364 which included contributions made to the pension plans in respect of such officers of 'L'2,753.

BOARD PRACTICES

REED ELSEVIER

The Boards of Directors of Reed International and Elsevier manage their respective shareholdings in Reed Elsevier plc and Elsevier Reed Finance BV. The Boards of Reed International, Elsevier and Reed Elsevier plc are harmonised, with a single non-executive Chairman and a sole Chief Executive Officer. Subject to approval by the respective shareholders, all the directors of Reed Elsevier plc are also directors of Reed International and of Elsevier. For a complete description of the Board membership positions and executive officer positions within Reed Elsevier plc, see ``Directors and Senior Management''.

The Reed Elsevier plc Board currently comprises five executive directors and seven non-executive directors. A person may only be appointed or proposed or recommended for appointment to the board if that person has been nominated for that appointment by the joint Nominations Committee of Reed International and Elsevier. Persons nominated by the joint Nominations Committee will be required to be approved by the Reed Elsevier plc Board, prior to appointment to the Reed Elsevier plc Board.

Decisions of the Board of Directors of Reed Elsevier plc require a simple majority, and the quorum required for meetings of the Board of Reed Elsevier plc is any two directors.

The Reed Elsevier plc Board has established the following committees:

--- Strategy --- comprising the Chairman, Chief Executive Officer and two non-executive directors

--- Audit --- comprising three (currently four) non-executive directors

--- Remuneration --- comprising three non-executive directors

Arrangements established at the time of the merger provide that, if any person (together with persons acting in concert with him) acquires shares, or control of the voting rights attaching to shares, carrying more than 50% of the votes ordinarily exercisable at a general meeting of Reed International or Elsevier and has not made a comparable take-over offer for the other party, the other party may by notice suspend or modify the operation of certain provisions of the merger arrangements, such as (i) the right of the party in which control has been acquired (the ``Acquired Party'') to appoint or remove directors of Reed International, Elsevier and Reed Elsevier plc and (ii) the Standstill Obligations in relation to the Acquired Party. Such a notice will cease to apply if the person acquiring control makes a comparable offer for all the equity securities of the other within a specified period or if the person (and persons acting in concert with him) ceases to have control of the other.

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

The Articles of Association of Reed Elsevier plc contain certain restrictions on the transfer of shares in Reed Elsevier plc. In addition, pursuant to arrangements established at the time of the merger, neither Reed International nor Elsevier may acquire or dispose of any interest in the share capital of the other or otherwise take any action to acquire the other without the prior approval of the other (the ``Standstill Obligations''). The Panel on Take-overs and Mergers in the United Kingdom (the ``Panel'') has stated that in the event of a change of statutory control of either Reed International or Elsevier, the person or persons acquiring such control will be required to make an offer to acquire the share capital of Reed Elsevier plc (but not
Elsevier Reed Finance BV) held by the other, in accordance with the requirements of the City Code on Take-overs and Mergers in the United Kingdom. This requirement would not apply if the person acquiring statutory control of either Reed International or Elsevier made an offer for the other on terms which are considered by the Panel to be appropriate.

REED INTERNATIONAL

The Reed International P.L.C. Board currently comprises five executive directors and seven non-executive directors. A person may only be appointed or proposed or recommended for appointment to the board if that person has been nominated for that appointment by the joint Nominations Committee of Reed International and Elsevier. Persons nominated by the joint Nominations Committee will be required to be approved by the Reed International Board, prior to the appointment to the Reed International Board. The joint Nominations Committee comprises the Chairman, the Chief Executive Officer and one non- executive director from each of Reed International and Elsevier.

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

The Reed International Board has established an Audit Committee, comprising three (currently four) non-executive directors.

Each director on the Reed International Board is required to retire by rotation at least every three years, and are able then to make themselves available for re-election by shareholders at the Annual General Meeting.

ELSEVIER

Elsevier NV has a two-tier board structure currently comprising five executive directors (``the Executive Board'') and seven non-executive directors (``the Supervisory Board''). A person may only be appointed or proposed or recommended for appointment to the boards if that person has been nominated for that appointment by the joint Nominations Committee of Reed International and Elsevier. Persons nominated by the joint Nominations Committee will be required to be approved by the Elsevier Combined Board prior to appointment to the Elsevier Executive or Supervisory Board and by Elsevier shareholders. The joint Nominations Committee comprises the Chairman, the Chief Executive Officer and one non-executive director from each of Reed International and Elsevier.

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

The Elsevier Supervisory Board has established an Audit Committee, comprising three members of the Elsevier Supervisory Board.

Each director on the Elsevier Executive and Supervisory Boards is required to retire by rotation at least every three years, and are able then to make themselves available for re-election by shareholders at the Annual General Meeting.

ELSEVIER REED FINANCE BV

Elsevier Reed Finance BV has a two-tier board structure comprising a Management Board, consisting of three members, and a Supervisory Board, consisting of four non-executive directors. The members of the Management Board and of the Supervisory Board are appointed by the shareholders of Elsevier Reed Finance BV. The Articles of Association of Elsevier Reed Finance BV provide that certain material resolutions of the Management Board will require the approval of the Supervisory Board. At a meeting of the Supervisory Board valid resolutions can be taken with a simple majority if the majority of the members are present or represented. Pursuant to the Articles of Association of Elsevier Reed Finance BV, there are specific provisions governing the appointment and dismissal of managing directors and supervisory directors during periods when a notice of suspension as mentioned in the governing agreement between Reed International and Elsevier is in force. These provisions intend to neutralise the influence of a party which has acquired control over either Reed International or Elsevier without having also acquired control in the other. For a complete description of the Board membership positions within Elsevier Reed Finance BV, see ``Directors and Senior Management''.

EMPLOYEES

Reed Elsevier's average number of employees in the year ended 31 December 2001 was 34,600 (2000 28,900, 1999 27,700). Approximately 6,100 were located in the U.K. (2000 5,700, 1999 5,500), 18,900 in North America (2000 14,800, 1999 14,800), 3,000 in the Netherlands (2000 3,000, 1999 3,000), 3,700 in the rest of Europe (2000 3,000, 1999 2,300) and 2,900 in the rest of the world (2000 2,400, 1999 2,100). The average number of employees in the business segments in the year ended 31 December 2001 was 5,200 in Science & Medical (2000 3,700, 1999 3,600), 12,700 in Legal (2000 11,200, 1999 10,800), 3,400 in Education (2000 1,500, 1999 1,400) and 13,300 in Business (2000 12,500, 1999 11,900). The average numbers for the year ended 31 December 2001 include 1,000 in Science & Medical and 1,900 in Education in respect of the Harcourt acquired businesses. At 31 December 2001, the number of employees was approximately 37,000, which comprised 6,200 in the Science & Medical segment, 13,300 in Legal, 5,600 in Education and 11,900 in Business.

The board of Reed Elsevier plc is fully committed to the concept of employee involvement and participation, and encourages each of its businesses to formulate its own tailor-made approach with the co-operation of employees. The group is an equal opportunity employer, and recruits and promotes employees on the basis of suitability for the job. Appropriate training and development opportunities are available to all employees. Codes of Conduct applicable to employees within the Reed Elsevier plc group have been adopted throughout its businesses.

SHARE OWNERSHIP

REED INTERNATIONAL

Share options

The following table sets forth the details of options held by directors over Reed International ordinary shares as at 31 December 2001 under share option schemes which are described below under ``Reed Elsevier Share option schemes'':

	1 January 2001	Granted during the year	Option price	Exercised during the year	Market price at exercise date	31 December 2001	Exercisable
	- - - - - - - - -	- - - - - - - - -	- - - - - - - - - - -	- - - - - - - - -	- - - - - - - -	- - - - - - - - - -	- - - - - - - - - - -
			(p)

M H Armour --- Executive Scheme	59,600		400.75			59,600	2002-2005
	30,000		585.25			30,000	2002-2006
	52,000		565.75			52,000	2002-2007
	66,900		523.00			66,900	2002-2008
	33,600		537.50			33,600	2002-2009
	88,202		436.50			88,202	2003-2010
		62,974	659.00			62,974	2004-2011
M H Armour --- LTIP	882,016		436.50			882,016	2005
M H Armour --- SAYE Scheme	3,924		430.00			3,924	2004
	- - - - - - - - -	- - - - - - - - -				- - - - - - - - - -
Total	1,216,242	62,974				1,279,216
	= = = = = = = = =	= = = = = = = = =				= = = = = = = = = =
C H L Davis --- Executive Scheme	160,599		467.00			160,599	2002-2009
	80,300		467.00			80,300	2003-2009
	80,300		467.00			80,300	2004-2009
	171,821		436.50			171,821	2003-2010
		122,914	659.00			122,914	2004-2011
C H L Davis --- Nil cost options	535,332		Nil			535,332	2002
C H L Davis --- LTIP	1,718,213		436.50			1,718,213	2005
C H L Davis --- SAYE Scheme	5,019		336.20			5,019	2005
	- - - - - - - - -	- - - - - - - - -				- - - - - - - - - -
Total	2,751,584	122,914				2,874,498
	= = = = = = = = =	= = = = = = = = =				= = = = = = = = = =
D J Haank --- Executive Scheme	18,498		677.25			18,498	2002-2004
	18,497		537.50			18,497	2002-2009
	51,368		436.50			51,368	2003-2010
		51,110	659.00			51,110	2004-2011
D J Haank --- LTIP	513,680		436.50			513,680	2005
	- - - - - - - - -	- - - - - - - - -				- - - - - - - - - -
Total	602,043	51,110				653,153
	= = = = = = = = =	= = = = = = = = =				= = = = = = = = = =
A Prozes --- Executive Scheme	188,281		566.00			188,281	2003-2010
		83,785	659.00			83,785	2004-2011
A Prozes --- LTIP	941,406		566.00			941,406	2005
A Prozes --- Nil cost options	60,507		Nil	20,169 [u](i)	636.50	40,338	2002-2003
	- - - - - - - - -	- - - - - - - - -		- - - - - - - - -		- - - - - - - - - -
Total	1,190,194	83,785		20,169		1,253,810
	= = = = = = = = =	= = = = = = = = =		= = = = = = = = =		= = = = = = = = = =
G J A van de Aast --- Executive Scheme	50,940		638.00			50,940	2003-2010
		49,317	659.00			49,317	2004-2011
G J A van de Aast --- LTIP	509,404		638.00			509,404	2005
	- - - - - - - - -	- - - - - - - - -				- - - - - - - - - -
Total	560,344	49,317				609,661
	= = = = = = = = =	= = = = = = = = =				= = = = = = = = = =

(i) Retained an interest in all of the shares.

The middle market price of a Reed International ordinary share during the year was in the range 492p to 700p and at 31 December 2001 was 570p.

Between 1 January 2002 and 19 February 2002, there were no changes to the options held by directors over ordinary shares in Reed International.

Share option schemes

Prior to the merger, Reed International operated a number of share option schemes under which options over new issue Reed International ordinary shares were granted between 1984 and 1993 to its executive directors, executive officers and eligible employees. The only options still capable of being exercised under those schemes are options granted under the Reed International Overseas Executive Share Option Scheme, (the ``Reed International Overseas Executive Scheme''). The terms and conditions of the Reed International Overseas Executive Scheme are substantially similar to those of the corresponding share option schemes of Reed Elsevier plc, which are described below under ``Reed Elsevier plc Executive U.K. and Overseas Share Option Schemes.

ELSEVIER

Share options

The following table sets forth the details of options held by directors over Elsevier ordinary shares as at 31 December 2001 under share option schemes which are described below under ``Elsevier Share option schemes'':

	1 January 2001	Granted during the year	Option price	Exercised during the year	Market price at exercise date	31 December 2001	Exercisable
	- - - - - - - - -	- - - - - - - - -	- - - - - -	- - - - - - - - -	- - - - - - - -	- - - - - - - - - -	- - - - - - - - - - -
			('E')		('E')

M H Armour --- Executive Scheme	20,244		13.55			20,244	2002-2009
	61,726		10.73			61,726	2003-2010
		44,882	14.75			44,882	2004-2011
M H Armour --- LTIP	617,256		10.73			617,256	2005
	- - - - - - - - -	- - - - - - - - -				- - - - - - - - - -
Total	699,226	44,882				744,108
	= = = = = = = = =	= = = = = = = = =				= = = = = = = = = =
C H L Davis --- Executive Scheme	95,774		12.00			95,774	2002-2009
	47,888		12.00			47,888	2003-2009
	47,888		12.00			47,888	2004-2009
	120,245		10.73			120,245	2003-2010
		87,601	14.75			87,601	2004-2011
C H L Davis --- LTIP	1,202,446		10.73			1,202,446	2005
C H L Davis --- Nil cost options	319,250		Nil			319,250	2002
	- - - - - - - - -	- - - - - - - - -				- - - - - - - - - -
Total	1,833,491	87,601				1,921,092
	= = = = = = = = =	= = = = = = = = =				= = = = = = = = = =
D J Haank --- Executive Scheme	35,000		11.93	35,000 [u](i)	15.35
	30,000		14.11			30,000	2002
	30,000		15.25			30,000	2002-2003
	10,926		17.07			10,926	2002-2004
	10,925		13.55			10,925	2002-2009
	35,949		10.73			35,949	2003-2010
		36,426	14.75			36,426	2004-2011
D J Haank --- LTIP	359,485		10.73			359,485	2005
D J Haank --- Convertible Debentures	6,540		16.71 [u](ii)			3,920 [u](iii)	2002
	- - - - - - - - -	- - - - - - - - -		- - - - - - - - -		- - - - - - - - - -
Total	518,825	36,426		35,000		517,631
	= = = = = = = = =	= = = = = = = = =		= = = = = = = = =		= = = = = = = = = =
A Prozes --- Executive Scheme	131,062		13.60			131,062	2003-2010
		59,714	14.75			59,714	2004-2011
A Prozes --- LTIP	655,310		13.60			655,310	2005
A Prozes --- Nil cost options	42,120		Nil	14,040 [u](iv)	14.38	28,080	2002-2003
	- - - - - - - - -	- - - - - - - - -		- - - - - - - - -		- - - - - - - - - -
Total	828,492	59,714		14,040		874,166
	= = = = = = = = =	= = = = = = = = =		= = = = = = = = =		= = = = = = = = = =
G J A van de Aast --- Executive Scheme	35,866		14.87			35,866	2003-2010
		35,148	14.75			35,148	2004-2011
G J A van de Aast --- LTIP	358,658		14.87			358,658	2005
	- - - - - - - - -	- - - - - - - - -				- - - - - - - - - -
Total	394,524	35,148				429,672
	= = = = = = = = =	= = = = = = = = =				= = = = = = = = = =

(i) Retained an interest in 8,000 shares.

(ii) Average price.

(iii) 2,620 options, at an average option price of 'E'15.56, lapsed unexercised during the year.

(iv) Retained an interest in all of the shares.

The market price of an Elsevier ordinary share during the year was in the range 'E'10.92 to 'E'15.64 and at 31 December 2001 was 'E'13.28.

Between 1 January 2002 and 19 February 2002, there were no changes to the options held by directors over ordinary shares in Elsevier.

The aggregate notional pre-tax gain made by the directors on the exercise of Reed International and Elsevier share options during the year was 'L'328,125.

Share option schemes

Under arrangements operated by Elsevier (the ``Elsevier Executive Option Arrangements''), options to subscribe for Elsevier ordinary shares were granted each year until 1999 to the members of the Executive Board and to a small number of other senior executives of Elsevier. Such options give the beneficiary the right, at any time during periods of either five years or ten years following the date of the grant, to purchase Elsevier ordinary shares. Prior to 1999 all options granted under the Elsevier Executive Option Arrangements could be exercised within a five year period from the date of grant, and the options were granted at an exercise price equal to the market price on the date of grant. During 1999, options were granted with an exercise period of five years at an exercise price 26% above the market price at the date of grant, or with an exercise period of 10 years at an exercise price equal to the market price at the date of grant, or a combination of both.

In addition, Elsevier has arrangements in place (together with the Elsevier Executive Option Arrangements the ``Elsevier Share Option Arrangements''), which are open to Dutch employees of the businesses within Reed Elsevier, under which interest bearing debentures of Elsevier may be purchased for cash for periods of ten years, during which time they may be converted on a prescribed basis into Elsevier ordinary shares.

REED ELSEVIER

Share ownership and options

The interests of the directors in the issued share capital of Reed International and Elsevier at the beginning and end of the year are shown below:

	Reed International ordinary shares		Elsevier ordinary shares
	- - - - - - - - - - - - - - - - - - - - -		- - - - - - - - - - - - - - - - - - - - -
	1 January 2001	31 December 2001	1 January 2001	31 December 2001
	- - - - - - - -	- - - - - - - - - -	- - - - - - - -	- - - - - - - - - -

M H Armour . . . .	2,500	2,500	2,500	2,500
J F Brock . . . .	3,000	3,000	---	---
C H L Davis . . .	44,778	74,071	31,099	51,953
D J Haank . . . .	---	---	10,880	28,880
R J Nelissen . .	---	---	5,000	5,000
S Perrick . . . .	---	---	---	972
A Prozes . . . . .	---	43,329	---	30,360
R W H Stomberg .	---	---	---	---
M Tabaksblat . .	---	---	8,000	8,000
G J A van de Aast	---	---	---	7,500
D G C Webster . .	5,000	5,000	---	---

Any ordinary shares required to fulfil entitlements under nil cost share option grants are provided by the Employee Benefit Trust (``EBT'') from market purchases. As a beneficiary under the EBT, each executive director is deemed to be interested in all the shares held by the EBT which, at 31 December 2001, amounted to 2,416,207 Reed International ordinary shares and 1,412,194 Elsevier ordinary shares.

There have been no changes in the interests of the directors in the issued share capital of Reed International or Elsevier since 31 December 2001.

Shares and options held by executive officers

The following table indicates the total aggregate number of Reed International ordinary shares and Elsevier ordinary shares beneficially owned and the total aggregate number of Reed International ordinary shares and Elsevier ordinary shares subject to options beneficially owned by each of the executive officers (other than directors) of Reed Elsevier plc (2 persons) as a group, as of 19 February 2002:

	Reed International ordinary shares	Reed International ordinary shares subject to options	Elsevier ordinary shares[u] (1)(2)	Elsevier ordinary shares subject to options
	- - - - - - - - - - - - -	- - - - - - - - - - - - -	- - - - - - - - -	- - - - - - - - - - - - -

Executive officers (other than directors) as a group	---	263,392	5,000	235,487

(1) The Elsevier ordinary shares may be issued in registered or bearer form.

(2) No individual executive officer of Reed Elsevier plc has notified Elsevier that he holds more than 5% of the issued share capital of Elsevier pursuant to the Dutch law requirement described under ``Control of Registrants --- Elsevier''.

The options included in the above table are exercisable into Reed International ordinary shares at prices ranging from 424p to 700p per share and between the date hereof and 2011. The options included in the above table are exercisable into Elsevier ordinary shares at prices ranging from 'E'10.45 to 'E'17.48 per share and between the date hereof and 2011.

Share option schemes

Following the merger, Reed Elsevier plc introduced share option schemes under which options over new issue and over existing Reed International ordinary shares and/or Elsevier ordinary shares may be granted to employees of Reed Elsevier plc and participating companies under its control. The share option schemes are the Reed Elsevier plc SAYE Share Option Scheme (the ``Reed Elsevier plc SAYE Scheme'') and the Reed Elsevier plc Executive U.K. and Overseas Share Option Schemes (the ``Reed Elsevier plc Executive Schemes and, together with the Reed Elsevier plc SAYE Scheme, the ``Reed Elsevier plc Schemes''). The Reed Elsevier plc Schemes have been approved by shareholders of Reed International and information concerning the terms and conditions of the Schemes is set out below.

During 1999 the directors introduced share option schemes (the ``Reed Elsevier plc Executive Share Option Schemes (No. 2)'') under which options over only existing Reed International ordinary shares and/or Elsevier ordinary shares may be granted to employees. Apart from the fact that options over new issue shares may not be issued under these schemes, the terms and conditions of these schemes are identical to the Reed Elsevier plc Executive Schemes.

At 19 February 2002 the total number of Reed International ordinary shares subject to outstanding options under the Reed International Overseas Executive Scheme, the Reed Elsevier plc Schemes and the Reed Elsevier plc Executive Share Option Schemes (No. 2) amounted to 35,660,730 shares, and the options for such shares were exercisable at option prices ranging between 321.75p to 700p per share and were exercisable between 2002 and 2011. At 19 February 2002 the total number of Elsevier ordinary shares subject to outstanding options under the Elsevier Share Option Arrangements, the Reed Elsevier plc Schemes and the Reed Elsevier plc Executive Share Option Schemes (No. 2) amounted to 20,159,843 shares, and the options for such shares were exercisable at option prices ranging between 'E'10.45 to 'E'17.07 per share between 2002 and 2011.

At 19 February 2002 the total number of Reed International ordinary shares and Elsevier ordinary shares subject to outstanding options under the Reed Elsevier plc Senior Executive Long Term Incentive Scheme were 13,070,959 and 9,150,269, respectively. The option prices were between 436.5p to 700p and 'E'10.73 to 'E'15.66, respectively.

At 19 February 2002 the total number of Reed International ordinary shares and Elsevier ordinary shares subject to outstanding nil cost options were 580,902 and 350,972, respectively.

Reed Elsevier plc SAYE Share Option Scheme

The Reed Elsevier plc SAYE Scheme provides for the grant of options over Reed International ordinary shares and/or Elsevier ordinary shares to employees of Reed Elsevier plc and participating companies under its control. Only options over Reed International ordinary shares have been granted under the Reed Elsevier plc SAYE Scheme to date. The price at which shares may be acquired under the Reed Elsevier plc SAYE Scheme may not be less than the higher of (i) 80% of the closing middle market price for the relevant share on The London Stock Exchange three days before invitations to apply for options are issued, and (ii) if new shares are to be subscribed, their nominal value.

On joining the Reed Elsevier plc SAYE Scheme, a save as you earn contract (a ``Savings Contract'') must be entered into with an appropriate savings body, under which savings of between 'L'5 and 'L'250 per month may be made to such savings body for a period of three or five years. A bonus is payable under the Savings Contract at the end of the savings period. The amount of the monthly contributions may be reduced if applications exceed the number of Reed International ordinary shares and/or Elsevier ordinary shares available for the grant of options on that occasion.

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

Reed Elsevier plc Executive U.K. and Overseas Share Option Schemes

The Reed Elsevier plc Executive Schemes comprise (i) the Reed Elsevier plc Executive U.K. Share Option Scheme (the ``Reed Elsevier plc U.K. Executive Scheme''), and (ii) the Reed Elsevier plc Executive Overseas Share Option Scheme (the ``Reed Elsevier plc Overseas Executive Scheme'').

Reed Elsevier plc U.K. Executive Scheme: The Reed Elsevier plc U.K. Executive Scheme provides for the grant of options over Reed International ordinary shares and/or Elsevier ordinary shares to the U.K. Employees of Reed Elsevier plc and participating companies under its control. All directors and employees of Reed Elsevier plc and participating companies under its control who are contracted to work for at least 25 hours per week are eligible to be nominated for participation. The grant of options is administered by a committee of non- executive directors of Reed Elsevier plc. No payment is required for the grant of an option under the Reed Elsevier plc U.K. Executive Scheme.

Options granted under the Reed Elsevier plc U.K. Executive Scheme may be exercised within a period of 10 years and entitle the holder to acquire shares at a price which may not be less than the higher of (i) in the case of Reed International ordinary shares, the closing middle market price for the relevant share on The London Stock Exchange at the date of grant, (ii) in the case of an Elsevier ordinary share, the closing market price for the relevant share on Euronext, Amsterdam at the date of grant and (iii) if new shares are to be subscribed, their nominal value.

Employees may be granted options under the Reed Elsevier plc U.K. Executive Scheme to replace those which have been exercised. In granting such replacement options, the committee of non-executive directors must satisfy itself that the grant of such options is justified by the performance of Reed Elsevier in the previous two to three years.

Options may normally only be granted under the Reed Elsevier plc U.K. Executive Scheme within 42 days after the announcement of the combined results of Reed Elsevier for any period. No option may be granted under the Reed Elsevier plc U.K. Executive Scheme more than 10 years after the approval of the scheme.

Options granted under the Reed Elsevier plc U.K. Executive Scheme will normally be exercisable only after the expiration of three years from the date of their grant and by a person who remains a director or employee of Reed Elsevier plc and participating companies under its control. Options granted from 1999 onwards are subject to performance criteria. In order for an option to become exercisable, the compound growth in the average of the Reed International and Elsevier adjusted EPS (before exceptional items, amortisation of goodwill and intangible assets and U.K. tax credit equalisation) in the three years immediately preceding vesting, must exceed the compound growth in the average of the U.K. and Dutch retail price indices during the same period by a minimum of 6%. Early exercise of such options is permitted in substantially similar circumstances to those set out in relation to the Reed Elsevier plc SAYE Scheme. The committee of non-executive directors has discretion to permit the exercise of options by a participant in certain circumstances where it would not otherwise be permitted.

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

Reed Elsevier plc Senior Executive Long Term Incentive Scheme

Options over ordinary shares in Reed International and Elsevier have been granted during the year under the Reed Elsevier plc Senior Executive Long Term Incentive Scheme (``LTIP''). Implementation of the LTIP was approved by shareholders of Reed International and Elsevier at their respective Annual General Meetings in April 2000.

The terms of the LTIP permitted a one off grant of options over Reed International and Elsevier ordinary shares to be made to executive directors and a limited number of key executives. Grants have been made to existing management as well as individuals recruited during 2000, regarded as key executives responsible for reshaping the business, executing the strategy for growth announced in February 2000 and producing a sustainable improvement in shareholder value. All grants under the LTIP were approved by the Remuneration Committee, and the grant to any one individual ranged from 10 to a maximum value of 20 times salary.

Participants in the LTIP are required to build up a significant personal shareholding in Reed International and/or Elsevier. At executive director level, the requirement is that they should own shares equivalent to 1ø12 times salary, to be acquired over a reasonable period.

An option under the LTIP may only be exercised during the period 1 January 2005 and 31 December 2005, and then only if the performance targets have been satisfied.

The first performance condition requires the achievement of 20% per annum total shareholder return (``TSR'') over three years from a base point of 436.5p per Reed International share and 'E'10.73 for an Elsevier share, being the respective share prices on 2 May 2000. In the event that the required TSR performance is not achieved in the initial three year period, the TSR target will be extended to a maximum of five years with a corresponding increase in the growth requirement over such extended performance period.

The second performance condition requires participants to achieve individual business unit targets over the three financial years 2000-2002.

Restricted share awards

The Remuneration Committee authorised during 2000 the granting of nil cost options over restricted shares in Reed International and Elsevier to assist in the recruitment and retention of senior executives. Options over restricted shares will be met by the Employee Benefit Trust from market purchases.

ITEM 7: MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

REED INTERNATIONAL

As of 19 February 2002, Reed International is aware of the following disclosable interests in the issued Reed International ordinary shares:

Identity of Person or Group[u](1)	Number of Reed International ordinary shares owned	% of Class
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -	- - - - - - - - - - - - - -	- - - - - - - - -

T Rowe Price . . . . . . . . . . .	52,034,364	4.11
Prudential plc . . . . . . . . . .	49,903,031	3.94
Oechsle . . . . . . . . . . . . .	42,907,149	3.39
Directors and Officers . . . . . .	127,900	---

- - - - - - - - - - - - - - - - - - -

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

At 31 December 2001, there were 30,301 ordinary shareholders with registered addresses in the United Kingdom, representing 99.81% of shares issued.

Reed International is not aware of any arrangements the operation of which may at a subsequent date result in a change in control of Reed International. The major shareholders of Reed International do not have different voting rights to other ordinary shareholders.

ELSEVIER

As of 19 February 2002, Elsevier is aware of the following disclosable interests in the issued Elsevier ordinary shares, in addition to the 4,679,249 R-shares in Elsevier held by a subsidiary of Reed International and representing a 5.2% indirect equity interest in the total share capital of Elsevier:

Identity of Person or Group[u](1)(2)	Number of Elsevier ordinary shares owned	% of Class
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -	- - - - - - - - - - - - - - - - -	- - - - - - - - -

Directors and Officers[u](3) . . . .	140,155	---

- - - - - - - - - - - - - - - - - - -

(1) The Elsevier ordinary shares may be issued in registered or bearer form.

(2) Under Dutch law, individuals or corporate bodies acquiring shares which result in such individual or corporate bodies holding more than 5% of the issued share capital of Elsevier are required to notify Elsevier thereof. Similarly notification requirements exist if a shareholder disposes of shares such that his interest reduces to below 5%.

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

ITEM 8: FINANCIAL INFORMATION

FINANCIAL STATEMENTS

See: Item 18. Financial Statements

LEGAL PROCEEDINGS

We are party to various legal proceedings, the ultimate resolutions of which are not expected to have a material adverse effect on our financial position or results of our operations other than as described below.

Reed Elsevier Inc. (``REI'') has been named as one of several defendants in an action captioned Electronic Database Copyright Infringement Litigation, M.D.L. Docket No. 1379, a federal multidistrict litigation which consolidates three lawsuits, filed against REI in August and September, 2000, alleging copyright infringement in federal district courts: The Authors Guild, Inc. v. The Dialog Corporation et al., Laney et ano. v. Dow Jones & Company, Inc., et al., and Posner et al. v. Gale Group Inc. These suits were brought by or on behalf of freelance authors who allege that the defendants have infringed plaintiffs' copyright by making plaintiffs' works available on databases operated by the defendants. The plaintiffs are seeking to be certified as class representatives of all similarly-situated freelance authors. The action was stayed pending disposition by The United States Supreme Court of New York Times Company et al. v. Tasini et al., No. 00-201, in which REI was a petitioner. On June 25, 2001, the Supreme Court ruled against the petitioners, including REI, in the Tasini case holding that the publisher of a print collective work did not have a statutory right to republish an article originally contributed to a print work in an electronic database without the author's permission. No proceedings relating to the class certification motions, or other proceedings of substance, have yet occurred. The parties, together with certain of the defendants' content providers, are engaged in non-binding mediation. Plaintiffs in each action seek actual damages, statutory damages and injunctive relief. The Laney plaintiff also seeks an accounting for profits received. REI believes it has strong substantive defences to these actions and will vigorously pursue them. It will also vigorously contest the motions for class certification. REI has indemnity agreements from each of the content providers that supplied articles to the relevant databases. REI could be adversely affected in the event the plaintiffs are successful in their claims and full recovery were not available under the indemnities.

ITEM 9: THE OFFER AND LISTING

TRADING MARKETS

REED INTERNATIONAL

The Reed International ordinary shares are listed on the London Stock Exchange, the New York Stock Exchange and Euronext Amsterdam N.V. The London Stock Exchange is the principal trading market for Reed International ordinary shares. Trading on the New York Stock Exchange is in the form of American Depositary Shares (``ADSs''), evidenced by American Depositary Receipts (``ADRs'') issued by Citibank NA, as depositary. Each ADS represents four Reed International ordinary shares.

The table below sets forth, for the periods indicated, the high and low closing middle market quotations for the Reed International ordinary shares on the London Stock Exchange as derived from the Daily Official List of the London Stock Exchange and the high and low last reported sales prices in U.S. dollars for the Reed International American Depositary Shares on the New York Stock Exchange, as derived from the New York Stock Exchange Composite Tape, and reported by Datastream International Ltd:

	Pence per ordinary share		U.S. dollars per ADS
	- - - - - - - - - - - - - - - - - - - - - - -		- - - - - - - - - - - - - - - - - - -
Calendar Periods	High	Low	High	Low

- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -	- - - - - - - - - - -	- - - - - - - - - -	- - - - - - - - -	- - - - - - - - -
1997 . . . . . . . . . . . . . . . . . . .	648	507	42.88	33.50
1998 . . . . . . . . . . . . . . . . . . .	716	428	48.25	28.50
1999 . . . . . . . . . . . . . . . . . . .	630	344	39.63	22.75
2000 . . . . . . . . . . . . . . . . . . .	700	391	43.13	24.50
2001 . . . . . . . . . . . . . . . . . . .	700	493	42.63	28.25

2000
First Quarter . . . . . . . . . . . . . .	633	391	39.88	24.50
Second Quarter . . . . . . . . . . . . .	575	426	35.00	25.06
Third Quarter . . . . . . . . . . . . . .	617	510	36.31	31.25
Fourth Quarter . . . . . . . . . . . . .	700	508	43.13	29.43

2001
First Quarter . . . . . . . . . . . . . .	700	590	42.63	34.00
Second Quarter . . . . . . . . . . . . .	693	593	39.50	34.20
Third Quarter . . . . . . . . . . . . . .	652	493	38.43	28.25
Fourth Quarter . . . . . . . . . . . . .	609	520	35.45	30.55

Month
February 2002 (through 19 February 2002)	595	570	34.40	32.52
January 2002 . . . . . . . . . . . . . .	595	562	34.30	32.40
December 2001 . . . . . . . . . . . . . .	598	541	33.92	31.60
November 2001 . . . . . . . . . . . . . .	600	565	35.30	32.30
October 2001 . . . . . . . . . . . . . .	609	520	35.45	30.55
September 2001 . . . . . . . . . . . . .	610	493	35.73	28.25
August 2001 . . . . . . . . . . . . . . .	652	576	38.43	33.00

ELSEVIER

The Elsevier ordinary shares are quoted on Euronext Amsterdam N.V., the New York Stock Exchange and the London Stock Exchange. In addition Elsevier ordinary shares are quoted on the EBS stock exchange in Switzerland and are also traded on the Freiverkehrsmarkt in Frankfurt. Euronext Amsterdam N.V. is the principal trading market for Elsevier ordinary shares. Trading on the New York Stock Exchange is in the form of American Depositary Shares (``ADSs''), evidenced by American Depositary Receipts (``ADRs'') issued by Citibank NA, as depositary. Each ADS represents two Elsevier ordinary shares.

The table below sets forth, for the periods indicated, the high and low closing middle market quotations for the Elsevier Ordinary Shares on Euronext Amsterdam N.V.as derived from the Officieºle Prijscourant of Euronext Amsterdam N.V and the high and low last reported sales prices in U.S. dollars for the Elsevier American Depositary Shares on the New York Stock Exchange, as derived from the New York Stock Exchange Composite Tape, and reported by Datastream International Ltd. From 4 January 1999, all market quotations on the Amsterdam Stock Exchange have been presented in euro. Quotations prior to 4 January 1999, have, for the convenience of the reader, been translated into euro at the Official Conversion Rate of Dfl2.20371 per 'E'1.00.

	'E' per ordinary share		U.S. dollars per ADS
	- - - - - - - - - - - - - - - - - - - - -		- - - - - - - - - - - - - - - - - - -
Calendar Periods	High	Low	High	Low
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -	- - - - - - - - - -	- - - - - - - - - -	- - - - - - - - -	- - - - - - - - -

1997 . . . . . . . . . . . . . . . . . . .	17.52	12.34	37.25	28.63
1998 . . . . . . . . . . . . . . . . . . .	17.74	10.48	38.25	24.75
1999 . . . . . . . . . . . . . . . . . . .	15.25	8.95	33.63	18.63
2000 . . . . . . . . . . . . . . . . . . .	16.07	9.30	29.94	18.00
2001 . . . . . . . . . . . . . . . . . . .	15.66	10.92	29.44	20.15

2000
First Quarter . . . . . . . . . . . . . .	14.99	9.30	29.94	18.00
Second Quarter . . . . . . . . . . . . .	12.69	9.90	24.69	18.19
Third Quarter . . . . . . . . . . . . . .	14.19	11.75	25.75	21.75
Fourth Quarter . . . . . . . . . . . . .	16.07	12.22	29.44	20.88

2001
First Quarter . . . . . . . . . . . . . .	15.66	13.45	29.44	23.56
Second Quarter . . . . . . . . . . . . .	15.44	13.84	27.50	24.10
Third Quarter . . . . . . . . . . . . . .	15.14	10.92	26.48	20.15
Fourth Quarter . . . . . . . . . . . . .	14.04	11.66	24.86	21.50

Month
February 2002 (through 19 February 2002)	13.90	13.36	24.40	23.05
January 2002 . . . . . . . . . . . . . .	13.63	12.91	24.40	23.18
December 2001 . . . . . . . . . . . . . .	13.50	12.26	23.90	21.90
November 2001 . . . . . . . . . . . . . .	14.04	12.61	24.86	22.40
October 2001 . . . . . . . . . . . . . .	13.66	11.66	24.55	21.50
September 2001 . . . . . . . . . . . . .	13.86	10.92	25.20	20.15
August 2001 . . . . . . . . . . . . . . .	14.70	13.45	26.48	23.60

ITEM 10: ADDITIONAL INFORMATION

MEMORANDUM AND ARTICLES OF ASSOCIATION

REED INTERNATIONAL

A summary of Reed International's equity capital structure and related summary information concerning provisions of Reed International's memorandum and articles of association and applicable English law, except in relation to borrowing powers, which were amended in 2001 as summarised below, is incorporated by reference in the 2000 Annual Report on Form 20-F filed with the Securities and Exchange Commission on 13 March 2001. Since it is a summary, it does not contain all the information that may be important to you, and the summary is qualified in its entirety by reference to the U.K. Companies Act 1985 and the Reed International memorandum and articles of association. For more complete information, you should read Reed International's articles of association. A copy of Reed International's articles of association has been filed as an exhibit to this Annual Report on Form 20-F --- see ``Exhibits filed as part of this annual report'' on page F-1.

Borrowing Powers

At the 2001 Annual General Meeting, Reed International shareholders approved an increase in the company's borrowing limit to the higher of (i) 'L'8 billion and (ii) 2.5 times adjusted total capital and reserves.

ELSEVIER

A summary of Elsevier's equity capital structure and related summary information concerning provisions of Elsevier's articles of association and applicable Dutch law is incorporated by reference in the 2000 Annual Report on Form 20-F filed with the Securities and Exchange Commission on 13 March 2001. Since it is a summary, it does not contain all the information that may be important to you, and the summary is qualified in its entirety by reference to Dutch law and the articles of association of Elsevier. A copy of Elsevier's articles of association was filed as an exhibit to the 2000 Annual Report on Form 20-F --- see ``Exhibits filed as part of this annual report'' on page F-1.

No changes were made to Elsevier's articles of association during 2001.

MATERIAL CONTRACTS

This section provides a summary of all material contracts to which we are a party and that have been entered into during the two immediately preceding financial years. The full text of the agreements discussed below is available as exhibits to our Registration Statement filed on Form F-3, Registration number 333-19226, filed with the SEC on 30 November 2000.

On 27 October 2000 Reed Elsevier Inc. and REH Mergersub Inc. entered into an Agreement and Plan of Merger with Harcourt. Under the agreement, a cash tender offer of $59 per share of common stock, or share equivalent, was made for the entire issued share capital of Harcourt for a net cost of approximately $4.45 billion. As described in History and Development, Material Acquisitions and Disposals on page 12, the tender offer and merger contemplated by this agreement were consummated on 12 July 2001.

On 27 October 2000, Reed Elsevier Inc. entered into a Sale and Purchase Agreement with The Thomson Corporation. The agreement was for the on-sale of Harcourt's higher education business and its corporate and professional services businesses other than its educational and clinical testing businesses. The on-sale of these businesses was for pre-tax proceeds of approximately $2.06 billion. The transaction was consummated on 13 July 2001.

EXCHANGE CONTROLS

There are currently no U.K. or Dutch decrees or regulations restricting the import or export of capital or affecting the remittance of dividends or other payments to holders of, respectively, Reed International ordinary shares who are non-residents of the U.K. and Elsevier ordinary shares who are non- residents of the Netherlands.

There are no limitations relating only to non-residents of the U.K. under U.K. law or Reed International's Memorandum and Articles of Association or on the right to be a holder of, and to vote, Reed International ordinary shares, or to non-residents of the Netherlands under Dutch law or Elsevier's Articles of Association on the right to be a holder of, and to vote, Elsevier ordinary shares.

TAXATION

The following discussion is a summary under present law of the material U.K. income, Dutch income and U.S. federal income tax considerations relevant to the purchase, ownership and disposition of Reed International ordinary shares or ADSs and Elsevier ordinary shares or ADSs. This discussion applies to you only if you are a U.S. holder, you hold your ordinary shares or ADSs as capital assets and you use the U.S. dollar as your functional currency. It does not address the tax treatment of U.S. holders subject to special rules, such as banks, dealers, insurance companies, tax-exempt entities, holders of 10% or more of Reed International or Elsevier voting shares, persons holding ordinary shares or ADSs as part of a hedging, straddle, conversion or constructive sale transaction, persons that are resident or ordinarily resident in the U.K. (or who have ceased to be resident since 17 March 1998) and persons that are resident in the Netherlands. The summary also does not discuss the tax laws of particular states or localities in the U.S.

This summary does not consider your particular circumstances. It is not a substitute for tax advice. We urge you to consult your own tax advisors about the income tax consequences to you in light of your particular circumstances of purchasing, holding and disposing of ordinary shares or ADSs.

As used in this discussion, ``U.S. holder'' means a beneficial owner of ordinary shares or ADSs that is (i) a U.S. citizen or resident, (ii) a corporation, partnership or other business entity created or organised under the laws of the United States or any constituent jurisdiction, (iii) a trust subject to the control of a U.S. person and the primary supervision of a U.S. court or (iv) an estate the income of which is subject to U.S. federal income taxation regardless of its source.

U.K. Taxation

Dividends

Under current U.K. taxation legislation, no tax is required to be withheld at source from dividends paid on the Reed International ordinary shares or ADSs. See ``U.S. Federal Income Taxation --- Dividends''.

Capital Gains

You will not be liable for U.K. taxation on capital gains realised on the disposal of your Reed International ordinary shares or ADSs unless at the time of the disposal you carry on a trade, profession or vocation in the United Kingdom through a branch or agency and such ordinary shares or ADSs are or have been used, held or acquired for the purposes of such trade, profession, vocation, branch or agency.

U.K. Stamp Duty and Stamp Duty Reserve Tax

U.K. stamp duty reserve tax (``SDRT'') or U.K. stamp duty is payable upon the transfer or issue of Reed International ordinary shares to the Depositary in exchange for Reed International ADSs evidenced by ADRs. For this purpose, the current rate of stamp duty and SDRT is 1.5% applied, in each case, to the amount or value of the consideration or, in some circumstances, to the value of the ordinary shares.

Provided that the instrument of transfer is not executed in the U.K. and remains outside the U.K., no U.K. stamp duty will be payable on the acquisition or subsequent transfer of Reed International ADRs. Agreement to transfer Reed International ADRs will not give rise to a liability to SDRT.

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

Dutch Taxation

Withholding tax

Dividends distributed to you by Elsevier normally are subject to a withholding tax imposed by the Netherlands at a rate of 25%. Under the U.S.-Netherlands income tax treaty, the rate of Dutch withholding tax on dividends distributed to you can be reduced from 25% to 15%. Dividends include, among other things, stock dividends unless the dividend is distributed out of recognised paid-in share premium for Dutch tax purposes.

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

Taxation of dividends and capital gains

You will not be subject to any Dutch taxes on dividends distributed by Elsevier (other than the withholding tax described above) or any capital gain realised on the disposal of Elsevier ordinary shares or ADSs provided that (i) the Elsevier ordinary shares or ADSs are not attributable to an enterprise or an interest in an enterprise that you carry on, in whole or part through a permanent establishment or a permanent representative in the Netherlands, (ii) you do not have a substantial interest or a deemed substantial interest in Elsevier (generally, 5% or more of either the total issued and outstanding capital or the issued and outstanding capital of any class of shares) or, if you have such an interest, it forms part of the assets of an enterprise, and (iii) if you are an individual, such dividend or capital gain from your Elsevier ordinary shares or ADSs does not form benefits from miscellaneous activities (``resultaat uit overige werkzaamheden'') in the Netherlands.

U.S. Federal Income Taxation

Holders of the ADSs generally will be treated for U.S. federal income tax purposes as owners of the ordinary shares represented by the ADSs.

Dividends

Dividends on Reed International ordinary shares or ADSs or Elsevier ordinary shares or ADSs (including any Dutch tax withheld) will generally be included in your gross income as ordinary income from foreign sources. The dollar amount recognised on receiving a dividend in pounds sterling or euros will be based on the exchange rate in effect on the date the depositary receives the dividend, whether or not the payment is converted into U.S. dollars at that time. Any gain or loss recognised on a subsequent conversion of pounds sterling or euros for a different amount will be U.S. source ordinary income or loss. Dividends received will not be eligible for the dividends-received deduction available to corporations.

If you hold Reed International ordinary shares or ADSs and you are eligible for benefits under the U.K.-U.S. income tax treaty, you may be entitled to a foreign tax credit for U.K. withholding tax. The amount of the withholding tax equals the tax credit payment that you are entitled to receive from the U.K. Inland Revenue. At current rates, a dividend of 'L'90 entitles you to a payment of 'L'10 offset by a U.K. withholding tax of 'L'10. Because the tax credit payment and the withholding tax offset each other, the U.K. Inland Revenue neither makes the payment nor collects the tax. The offsetting payments nevertheless have U.S. tax significance. If you elect the benefits of the U.K.- U.S. income tax treaty and you include the tax credit payment in your income, you can claim a foreign tax credit for the U.K. withholding tax (subject to otherwise applicable limitations on foreign tax credit claims). To make the election, you must file a completed U.S. Internal Revenue Service (``IRS'') Form 8833 with your U.S. federal income tax return for the relevant year. A U.S. partnership is entitled to benefits under the U.K.-U.S. income tax treaty only with respect to income allocated to partners who are so entitled.

The U.S. and the U.K. signed a new income tax treaty on 24 July 2001, which has not yet come into force (and it has not yet been determined when the new treaty will come into force). Under the new treaty, U.S. holders of U.K. shares will lose their right to claim a tax credit from the Inland Revenue (subject to certain circumstances to the ability of such holders under the present treaty to elect for the existing rules to continue to apply for a 12-month transitional period from the date the new treaty comes into force). In the absence of any such right, no U.K. withholding tax will be treated as having been paid, and U.S. shareholders will therefore no longer be able to claim U.S. foreign tax credits for any such U.K. withholding tax.

If you hold Elsevier ordinary shares or ADSs and are eligible to claim benefits under the U.S.-Netherlands income tax treaty, you may claim a reduced rate of Dutch dividend withholding tax equal to 15%. Subject to generally applicable limitations, you can claim a deduction or a foreign tax credit only for Dutch tax withheld at the rate provided under the U.S.-Netherlands income tax treaty.

Dispositions

You will recognise capital gain or loss on the sale or other disposition of ordinary shares or ADSs in an amount equal to the difference between your basis in the ordinary shares or ADSs and the amount realised. The gain or loss will be capital gain or loss. It will be long-term capital gain or loss if you have held the ordinary shares or ADSs for more than one year at the time of sale or other disposition. Deductions for capital losses are subject to limitations.

If you receive pounds sterling or euros on the sale or other disposition of our ordinary shares or ADSs, you will realise an amount equal to the U.S. dollar value of the pounds sterling or euros on the date of sale or other disposition (or in the case of cash basis and electing accrual basis taxpayers, the settlement date). You will have a tax basis in the pounds sterling or the euros you receive equal to the U.S. dollar amount received. Any gain or loss realised by a U.S. holder on a subsequent conversion of pounds sterling or euros into U.S. dollars will be U.S. source ordinary income or loss.

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

DOCUMENTS ON DISPLAY

You may read and copy documents referred to in this annual report that have been filed with the SEC at the SEC's public reference room located at 450 Fifth Street, NW, Washington, DC, 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms and their copy charges.

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

Interest rate options protect against fluctuating interest rates by enabling Reed Elsevier to fix the interest rate on a notional principal amount of borrowings or cash deposits and short-term investments (in a similar manner to interest rate swaps and forward rate agreements) whilst at the same time allowing Reed Elsevier to improve the fixed rate if the market moves in a certain way. Reed Elsevier uses interest rate options from time to time when it expects interest rates to move in its favour but it is deemed imprudent to leave the interest rate risk completely unhedged. In such cases, Reed Elsevier may use an option to lock in at certain rates whilst at the same time maintaining some freedom to benefit if rates move as it expects.

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

The market values for interest rate and foreign currency risks are calculated by the use of an ``off the shelf'' software model which utilises standard pricing models to determine the present value of the instruments based on the market conditions being variously interest rates and spot and forward exchange rates, as of the valuation date.

Reed Elsevier's use of financial instruments and its accounting policies for financial instruments are described more fully in Note 2 and Note 24 to the combined financial statements.

(a) Interest Rate Risk

The following sensitivity analysis assumes an immediate 100 basis point change in interest rates for all currencies and maturities from their levels at 31 December 2001, with all other variables held constant.

	Market Value Change
	Favourable/(Unfavourable)
Financial Instrument	Fair Value 31 December 2001	+100 basis points	-100 basis points
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -	- - - - - - - - - -	- - - - - - - - -	- - - - - - - - -
	(in millions)

Long term debt (including current portion)	'L'(2,219)	'L'87	'L'(99)
Short term debt . . . . . . . . . . . . . .	(1,440)	2	(1)
Interest rate swaps . . . . . . . . . . . .	(43)	24	(26)
Interest rate options . . . . . . . . . . .	(48)	19	(20)
Interest rate floors . . . . . . . . . . .	1	(1)	1
Forward rate agreements . . . . . . . . . .	---	1	(1)

A 100 basis point change in interest rates would not result in a material change to the fair value of other financial instruments such as foreign exchange forwards, cash, investments or other financial assets and liabilities.

The substantial majority of borrowings are either fixed rate or have been fixed through the use of interest rate swaps and options. In addition, a significant proportion of cash and short term investments is hedged throughout 2002. A 100 basis point reduction in interest rates would result in a decrease in net interest expense of 'L'4 million, based on the composition of financial instruments including cash, short term investments, bank loans and commercial paper borrowings at 31 December 2001. A 100 basis points rise in interest rates would increase net interest expense by 'L'4 million.

(b) Foreign Currency Exchange Rate Risks

The following sensitivity analysis assumes an immediate 10% change in all foreign currency exchange rates against sterling from their levels at 31 December 2001, with all other variables held constant. A +10% change indicates a strengthening of the currency against sterling and a --10% change indicates a weakening of the currency against sterling.

	Market Value Change
	Favourable/(Unfavourable)
Financial Instrument	Fair Value 31 December 2001	+10%	-10%
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -	- - - - - - - - - -	- - - - - - -	- - - - - -
	(in millions)

Long term debt (including current portion)	'L'(2,219)	'L'(245)	'L'200
Short term debt . . . . . . . . . . . . . .	(1,440)	(159)	132
Cash and short term investments . . . . . .	434	34	(27)
Interest rate swaps . . . . . . . . . . . .	(43)	(5)	4
Interest rate options . . . . . . . . . . .	(48)	(5)	4
Forward foreign currency contracts . . . .	(2)	(23)	19
Other financial assets . . . . . . . . . .	181	17	(14)
Other financial liabilities . . . . . . . .	(184)	(20)	17

A 10% change in foreign currency exchange rates would not have a material change to the fair value of other financial instruments such as forward rate agreements or interest rate floors.

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

ITEM 19: FINANCIAL STATEMENTS AND EXHIBITS

(a) Financial Statements filed as part of this annual report

The following financial statements and related schedules, together with reports of independent accountants thereon, are filed as part of this annual report:

(b) Exhibits filed as part of this annual report

1.1Memorandum and Articles of Association of Reed International P.L.C.

1.2Memorandum and Articles of Association of Elsevier NV (incorporated by reference in the 2000 Annual Report on Form 20-F filed with the Securities and Exchange Commission on 13 March 2001)

1.3Governing Agreement (as amended) between Reed International P.L.C. and Elsevier NV (incorporated by reference in the 2000 Annual Report on Form 20-F filed with the Securities and Exchange Commission on 13 March 2001)

4.1Agreement and Plan of Merger, dated 27 October 2000 among Reed Elsevier Inc., REH Mergersub Inc. and Harcourt General, Inc. (incorporated by reference in the Registration Statement on Form F-3 filed with the Securities and Exchange Commission on 29 September 2000)

4.2Stockholder Agreement, dated 27 October 2000 among REH Mergersub Inc., Reed Elsevier Inc. and Stockholder (incorporated by reference in the Registration Statement on Form F-3 filed with the Securities and Exchange Commission on 29 September 2000)

4.3Sale and Purchase Agreement, dated 27 October 2000, between Reed Elsevier Inc. and The Thomson Corporation (incorporated by reference in the Registration Statement on Form F-3 filed with the Securities and Exchange Commission on 29 September 2000)

10.1Independent Auditors' Consent --- Reed Elsevier Combined Financial Statements

10.2Independent Auditors' Consent --- Reed International P.L.C. Consolidated Financial Statements

10.3Independent Auditors' Consent --- Elsevier NV Financial Statements

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

F -- 2

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of Reed International P.L.C. and to the members of the Supervisory and Executive Boards and the Shareholders of Elsevier NV.

We have audited the accompanying combined balance sheets of Reed International P.L.C., Elsevier NV, Reed Elsevier plc and Elsevier Reed Finance BV and their respective subsidiaries, associates and joint ventures (together ``the combined businesses'') as at 31 December 2001 and 2000, and the related combined profit and loss accounts and statements of total recognised gains and losses, shareholders' funds reconciliation and cash flows for the three years ended 31 December 2001. Our audits also included the financial statement schedule as at 31 December 2001, 2000 and 1999 listed in the Index at Item 19. These combined financial statements and the related financial statement schedule are the responsibility of the management of Reed International P.L.C. and Elsevier NV. Our responsibility is to express an opinion on these combined financial statements and the related financial statement schedule based on our audits.

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

In our opinion, such combined financial statements present fairly, in all material respects, the financial position of the combined businesses as at 31 December 2001 and 2000 and the results of their operations and their cash flows for the three years ended 31 December 2001 in conformity with accounting principles generally accepted in the United Kingdom and the Netherlands (which differ in certain material respects from accounting principles generally accepted in the United States of America --- see note 29). Also, in our opinion, such financial statement schedule, when considered in relation to the related combined financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

DELOITTE & TOUCHE
Chartered Accountants & Registered Auditors
London, England
20 February 2002

DELOITTE & TOUCHE
Accountants
Amsterdam, The Netherlands
20 February 2002

F -- 3

REED ELSEVIER
COMBINED PROFIT AND LOSS ACCOUNT
FOR THE YEAR ENDED 31 DECEMBER 2001

		2001	2000	1999
	Note	'L'm	'L'm	'L'm
		- - - - - -	- - - - - -	- - - - - -

Turnover
Including share of turnover of joint ventures . . . . . . . . .		4,627	3,836	3,464
Less: share of turnover of joint ventures . . . . . . . . . . .		(67)	(68)	(74)
		- - - - - -	- - - - - -	- - - - - -
	3	4,560	3,768	3,390
Continuing operations before acquisitions . . . . . . . . . . .		3,902	3,768	3,390
Acquisitions . . . . . . . . . . . . . . . . . . . . . . . . .		658	---	---
Cost of sales . . . . . . . . . . . . . . . . . . . . . . . . .	4	(1,611)	(1,332)	(1,185)
		- - - - - -	- - - - - -	- - - - - -
Gross profit . . . . . . . . . . . . . . . . . . . . . . . . . .		2,949	2,436	2,205
Operating expenses . . . . . . . . . . . . . . . . . . . . . . .	4	(2,570)	(2,239)	(2,028)
Before amortisation and exceptional items . . . . . . . . . . .		(1,974)	(1,659)	(1,420)
Amortisation of goodwill and intangible assets . . . . . . . .		(498)	(465)	(369)
Exceptional items . . . . . . . . . . . . . . . . . . . . . . .	8	(98)	(115)	(239)

		- - - - - -	- - - - - -	- - - - - -
Operating profit (before joint ventures) . . . . . . . . . . . .		379	197	177
Continuing operations before acquisitions . . . . . . . . . . .		331	197	177
Acquisitions . . . . . . . . . . . . . . . . . . . . . . . . .		48	---	---
Share of operating profit of joint ventures . . . . . . . . . .		12	13	3
		- - - - - -	- - - - - -	- - - - - -
Operating profit including joint ventures . . . . . . . . . . .	3, 7	391	210	180
Non operating exceptional items
Net profit on sale of businesses . . . . . . . . . . . . . . .	8	26	85	7
		- - - - - -	- - - - - -	- - - - - -
Profit on ordinary activities before interest . . . . . . . . .		417	295	187
Net interest expense . . . . . . . . . . . . . . . . . . . . . .	9	(142)	(103)	(82)
		- - - - - -	- - - - - -	- - - - - -
Profit on ordinary activities before taxation . . . . . . . . .		275	192	105
Tax on profit on ordinary activities . . . . . . . . . . . . . .	10	(148)	(159)	(167)
		- - - - - -	- - - - - -	- - - - - -
Profit/(loss) on ordinary activities after taxation . . . . . .		127	33	(62)
Minority interests . . . . . . . . . . . . . . . . . . . . . . .		(1)	---	(1)
		- - - - - -	- - - - - -	- - - - - -
Profit/(loss) attributable to parent companies' shareholders . .	28	126	33	(63)
Equity dividends paid and proposed . . . . . . . . . . . . . . .	11	(269)	(245)	(234)
		- - - - - -	- - - - - -	- - - - - -
Retained loss taken to combined reserves . . . . . . . . . . . .		(143)	(212)	(297)
		= = = = = =	= = = = = =	= = = = = =

		2001	2000	1999
	Note	'L'm	'L'm	'L'm
		- - - - - -	- - - - - -	- - - - - -
Adjusted Figures
Adjusted operating profit . . . . . . . . . . . . . . . . . . .	3, 12	990	793	792
Adjusted profit before tax . . . . . . . . . . . . . . . . . .	12	848	690	710
Adjusted profit attributable to parent companies' shareholders	12	624	511	527
		= = = = = =	= = = = = =	= = = = = =

Adjusted figures, which exclude the amortisation of goodwill and intangible assets, exceptional items and related tax effects, are presented as additional performance measures; see note 1.

The accompanying notes on pages F-8 to F-41 are an integral part of these combined financial statements

REED ELSEVIER
COMBINED CASH FLOW STATEMENT
FOR THE YEAR ENDED 31 DECEMBER 2001

	Note	2001 'L'm	2000 'L'm	1999 'L'm
		- - - - - -	- - - - - -	- - - -

Net cash inflow from operating activities before exceptional items	13	1,163	907	898
Payments relating to exceptional items charged to operating profit	8	(97)	(94)	(138)
		- - - - - -	- - - - - -	- - - -
Net cash inflow from operating activities . . . . . . . . . . . . .		1,066	813	760
		- - - - - -	- - - - - -	- - - -
Dividends received from joint ventures . . . . . . . . . . . . . . .	17	12	6	4
		- - - - - -	- - - - - -	- - - -
Interest and similar income received . . . . . . . . . . . . . . .		113	20	33
Interest and similar charges paid . . . . . . . . . . . . . . . .		(227)	(124)	(114)
		- - - - - -	- - - - - -	- - - -
Returns on investments and servicing of finance . . . . . . . . . .		(114)	(104)	(81)
		- - - - - -	- - - - - -	- - - -
Taxation before exceptional items . . . . . . . . . . . . . . . .		(178)	(141)	(173)
Exceptional items . . . . . . . . . . . . . . . . . . . . . . . .		141	31	74
		- - - - - -	- - - - - -	- - - -
Taxation . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .		(37)	(110)	(99)
		- - - - - -	- - - - - -	- - - -
Purchase of tangible fixed assets . . . . . . . . . . . . . . . .		(175)	(141)	(137)
Purchase of fixed asset investments . . . . . . . . . . . . . . .		(59)	(53)	(22)
Proceeds from sale of tangible fixed assets . . . . . . . . . . .		6	3	15
		- - - - - -	- - - - - -	- - - -
Capital expenditure and financial investment . . . . . . . . . . . .		(228)	(191)	(144)
		- - - - - -	- - - - - -	- - - -
Acquisitions . . . . . . . . . . . . . . . . . . . . . . . . . . .	13	(2,236)	(861)	(145)
Exceptional net proceeds from sale of businesses . . . . . . . . .	8, 13	96	153	3
		- - - - - -	- - - - - -	- - - -
Acquisitions and disposals . . . . . . . . . . . . . . . . . . . . .		(2,140)	(708)	(142)
		- - - - - -	- - - - - -	- - - -
Equity dividends paid to shareholders of the parent companies . . .		(255)	(196)	(339)
		- - - - - -	- - - - - -	- - - -
Cash outflow before changes in short term investments and financing		(1,696)	(490)	(41)

Decrease/(increase) in short term investments . . . . . . . . . . .	13	1,169	(1,137)	297
Financing . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	13	537	1,634	(197)
		- - - - - -	- - - - - -	- - - -
Increase in cash . . . . . . . . . . . . . . . . . . . . . . . . . .	13	10	7	59
		= = = = = =	= = = = = =	= = = =

Short term investments include deposits of under one year if the maturity or notice period exceeds 24 hours, commercial paper investments and interest bearing securities that can be realised without significant loss at short notice.

		2001	2000	1999
	Note	'L'm	'L'm	'L'm
		- - - - -	- - - -	- - - -

Adjusted figures
Adjusted operating cash flow . . . . . .	12	1,006	775	780
Adjusted operating cash flow conversion		102%	98%	98%
		= = = = =	= = = =	= = = =

Reed Elsevier businesses focus on adjusted operating cash flow as the key cash flow measure. Adjusted operating cash flow is measured after dividends from joint ventures, tangible fixed asset spend and proceeds from the sale of tangible fixed assets but before exceptional payments and proceeds. Adjusted operating cash flow conversion expresses adjusted operating cash flow as a percentage of adjusted operating profit; see note 1.

The accompanying notes on pages F-8 to F-41 are an integral part of these combined financial statements

REED ELSEVIER
COMBINED BALANCE SHEET
AS AT 31 DECEMBER 2001

	Note	2001 'L'm	2000 'L'm
		- - - - - -	- - - - - -

Fixed assets
Goodwill and intangible assets . . . . . . . . . . . . .	15	6,723	4,127
Tangible fixed assets . . . . . . . . . . . . . . . . . .	16	489	416
Investments . . . . . . . . . . . . . . . . . . . . . . .	17	241	153
Investments in joint ventures:

Share of gross assets . . . . . . . . . . . . . . . .		121	137
Share of gross liabilities . . . . . . . . . . . . . .		(55)	(65)
		- - - - - -	- - - - - -
Share of net assets . . . . . . . . . . . . . . . . .		66	72
Other investments . . . . . . . . . . . . . . . . . . .		175	81
		- - - - - -	- - - - - -
		7,453	4,696
		- - - - - -	- - - - - -
Current assets
Inventories and pre-publication costs . . . . . . . . .	18	488	114
Debtors -- amounts falling due within one year . . . . .	19	999	860
Debtors -- amounts falling due after more than one year	20	463	206
Cash and short term investments . . . . . . . . . . . .	21	435	1,594
		- - - - - -	- - - - - -
		2,385	2,774
Creditors: amounts falling due within one year . . . . .	22	(4,134)	(3,379)
		- - - - - -	- - - - - -
Net current liabilities . . . . . . . . . . . . . . . . .		(1,749)	(605)
		- - - - - -	- - - - - -
Total assets less current liabilities . . . . . . . . . .		5,704	4,091
Creditors: amounts falling due after more than one year	23	(2,502)	(873)
Provisions for liabilities and charges . . . . . . . . .	26	(280)	(170)
Minority interests . . . . . . . . . . . . . . . . . . .		(5)	(7)
		- - - - - -	- - - - - -
Net assets . . . . . . . . . . . . . . . . . . . . . . .		2,917	3,041
		= = = = = =	= = = = = =
Capital and reserves
Combined share capitals . . . . . . . . . . . . . . . . .		184	185
Combined share premium accounts . . . . . . . . . . . . .		1,629	1,621
Combined reserves . . . . . . . . . . . . . . . . . . . .		1,104	1,235
		- - - - - -	- - - - - -
Combined shareholders' funds . . . . . . . . . . . . . .	28	2,917	3,041
		= = = = = =	= = = = = =

The accompanying notes on pages F-8 to F-41 are an integral part of these combined financial statements

F -- 6

REED ELSEVIER
COMBINED STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES
FOR THE YEAR ENDED 31 DECEMBER 2001

	2001	2000	1999
	'L'm	'L'm	'L'm
	- - - -	- - - -	- - - -

Profit/(loss) attributable to parent companies' shareholders	126	33	(63)
Exchange translation differences . . . . . . . . . . . . . .	(3)	113	17
	- - - -	- - - -	- - - -
Total recognised gains and losses for the year . . . . . . .	123	146	(46)
	= = = =	= = = =	= = = =

COMBINED SHAREHOLDERS' FUNDS RECONCILIATION
FOR THE YEAR ENDED 31 DECEMBER 2001

	2001 'L'm	2000 'L'm	1999 'L'm
	- - - - -	- - - - -	- - - - -

Profit/(loss) attributable to parent companies' shareholders	126	33	(63)
Equity dividends paid and proposed . . . . . . . . . . . . .	(269)	(245)	(234)
Issue of ordinary shares, net of expenses . . . . . . . . . .	22	1,285	5
Exchange translation differences . . . . . . . . . . . . . .	(3)	113	17
	- - - - -	- - - - -	- - - - -
Net (decrease)/increase in combined shareholders' funds . . .	(124)	1,186	(275)
Combined shareholders' funds at 1 January . . . . . . . . . .	3,041	1,855	2,130
	- - - - -	- - - - -	- - - - -
Combined shareholders' funds at 31 December . . . . . . . . .	2,917	3,041	1,855
	= = = = =	= = = = =	= = = = =

The accompanying notes on pages F-8 to F-41 are an integral part of these combined financial statements

F -- 7

REED ELSEVIER

NOTES TO THE COMBINED FINANCIAL STATEMENTS

1. Basis of preparation

The equalisation agreement between Reed International and Elsevier has the effect that their shareholders can be regarded as having the interests of a single economic group. The Reed Elsevier combined financial statements (``the combined financial statements'') represent the combined interests of both sets of shareholders and encompass the businesses of Reed Elsevier plc and Elsevier Reed Finance BV and their respective subsidiaries, associates and joint ventures, together with the parent companies, Reed International and Elsevier (``the combined businesses'').

These financial statements are presented under the historical cost convention and in accordance with applicable U.K. and Dutch Generally Accepted Accounting Principles (``GAAP''). These principles differ in certain significant respects from accounting principles generally accepted in the United States of America (``U.S. GAAP''); see note 29.

In addition to the figures required to be reported by accounting standards, adjusted profit and operating cash flow figures have been presented as additional performance measures. Adjusted profit is shown before the amortisation of goodwill and intangible assets and exceptional items. Adjusted operating cash flow is measured after dividends from joint ventures, tangible fixed asset spend and proceeds from the sale of tangible fixed assets, but before exceptional payments and proceeds. U.S. GAAP does not permit the presentation of alternative earnings measures.

Two new U.K. financial reporting standards have been adopted in the 2001 financial statements: FRS17: Retirement Benefits and FRS19: Deferred Tax. FRS17 requires additional disclosures until full implementation is mandatory in 2003. Although not mandatory for Reed Elsevier until 2002, FRS19 has been adopted early and balance sheet presentations have been restated accordingly.

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

Balance sheet items are translated at year end exchange rates and profit and loss account items are translated at average exchange rates. Exchange translation differences on foreign equity investments and the related foreign currency net borrowings and on differences between balance sheet and profit and loss account rates are taken to reserves.

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

Acquired goodwill and intangible assets are capitalised and amortised systematically over their estimated useful lives up to a maximum period of 40 years, subject to impairment review. For financial years prior to the year ended 31 December 2001, a maximum period of 20 years was applied. In view of the longevity of the intangible assets and goodwill relating to the Harcourt publishing businesses acquired in the year, the maximum period has been extended to 40 years and has been applied in respect of these assets.

The useful lives of the intangible assets and goodwill relating to previously acquired businesses have been re-assessed and those relating to science and medical publishing have been extended to conform with those of the Harcourt assets with which they are being integrated, with the effect of reducing annual amortisation by 'L'20m. The longevity of these assets is evidenced by their long established and well regarded brands and imprints, and their characteristically stable market positions.

Intangible assets comprise publishing rights and titles, databases, exhibition rights and other intangible assets, which are stated at fair value on acquisition and are not subsequently revalued.

Tangible fixed assets

Tangible fixed assets are stated in the balance sheet at cost less accumulated depreciation. No depreciation is provided on freehold land.

2. Accounting policies -- (continued)

Freehold buildings and long leases are depreciated over their estimated useful lives. Plant, equipment and computer systems are depreciated on a straight line basis at rates from 5%--33%. Short leases are written off over the duration of the lease.

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

Inventories and pre-publication costs

Inventories and pre-publication costs are stated at the lower of cost, including appropriate attributable overheads, and estimated net realisable value. Pre-publication costs, representing costs incurred in the origination of content prior to publication, are expensed systemically over the economic lives of the related products, generally up to five years.

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

Turnover

Turnover represents the invoiced value of sales less anticipated returns on transactions completed by performance, excluding customer sales taxes and sales between the combined businesses.

Sales are recognised for the various revenue sources as follows: subscriptions --- over the period of the subscription; circulation --- on despatch; advertising --- on publication or period of online display; exhibitions --- on exhibition date; educational testing contracts --- on delivery milestones.

Development spend

Development spend incurred on the launch of new products or services is expensed to the profit and loss account as incurred. The cost of developing application infrastructure and product delivery platforms is capitalised as a tangible fixed asset and written off over the estimated useful life.

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

3. Segment analysis

Analysis by business segment

	2001 'L'm	2000 'L'm	1999 'L'm
	- - - - -	- - - - -	- - - - -

Turnover
Science & Medical . . . . . . . . . . . . . . . . . . . . . .	1,024	693	652
Legal . . . . . . . . . . . . . . . . . . . . . . . . . . . .	1,330	1,201	1,087
Education . . . . . . . . . . . . . . . . . . . . . . . . . .	579	202	181
Business . . . . . . . . . . . . . . . . . . . . . . . . . .	1,627	1,672	1,470
	- - - - -	- - - - -	- - - - -
Total . . . . . . . . . . . . . . . . . . . . . . . . . . . .	4,560	3,768	3,390
	= = = = =	= = = = =	= = = = =
Included above in respect of the Harcourt acquired businesses:
Science & Medical . . . . . . . . . . . . . . . . . . . . . .	242	---	---
Education . . . . . . . . . . . . . . . . . . . . . . . . . .	376	---	---
	= = = = =	= = = = =	= = = = =
Operating profit
Science & Medical . . . . . . . . . . . . . . . . . . . . . .	210	140	111
Legal . . . . . . . . . . . . . . . . . . . . . . . . . . . .	59	(8)	57
Education . . . . . . . . . . . . . . . . . . . . . . . . . .	95	19	20
Business . . . . . . . . . . . . . . . . . . . . . . . . . .	27	59	(8)
	- - - - -	- - - - -	- - - - -
Total . . . . . . . . . . . . . . . . . . . . . . . . . . . .	391	210	180
	= = = = =	= = = = =	= = = = =
Included above in respect of the Harcourt acquired businesses:
Science & Medical . . . . . . . . . . . . . . . . . . . . . .	29	---	---
Education . . . . . . . . . . . . . . . . . . . . . . . . . .	61	---	---
	= = = = =	= = = = =	= = = = =
Adjusted operating profit
Science & Medical . . . . . . . . . . . . . . . . . . . . . .	344	252	231
Legal . . . . . . . . . . . . . . . . . . . . . . . . . . . .	267	237	282
Education . . . . . . . . . . . . . . . . . . . . . . . . . .	132	40	34
Business . . . . . . . . . . . . . . . . . . . . . . . . . .	247	264	245
	- - - - -	- - - - -	- - - - -
Total . . . . . . . . . . . . . . . . . . . . . . . . . . . .	990	793	792
	= = = = =	= = = = =	= = = = =
Included above in respect of the Harcourt acquired businesses:
Science & Medical . . . . . . . . . . . . . . . . . . . . . .	56	---	---
Education . . . . . . . . . . . . . . . . . . . . . . . . . .	88	---	---
	= = = = =	= = = = =	= = = = =
Depreciation
Science & Medical . . . . . . . . . . . . . . . . . . . . . .	23	17	16
Legal . . . . . . . . . . . . . . . . . . . . . . . . . . . .	62	60	63
Education . . . . . . . . . . . . . . . . . . . . . . . . . .	7	3	3
Business . . . . . . . . . . . . . . . . . . . . . . . . . .	40	38	35
	- - - - -	- - - - -	- - - - -
Total . . . . . . . . . . . . . . . . . . . . . . . . . . . .	132	118	117
	= = = = =	= = = = =	= = = = =
Included above in respect of the Harcourt acquired businesses:
Science & Medical . . . . . . . . . . . . . . . . . . . . . .	2	---	---
Education . . . . . . . . . . . . . . . . . . . . . . . . . .	4	---	---
	= = = = =	= = = = =	= = = = =

F -- 10

3. Segment information -- (continued)

	2001 'L'm	2000 'L'm	1999 'L'm
	- - - - -	- - - - -	- - - - -

Amortisation of goodwill and intangible assets
Science & Medical . . . . . . . . . . . . . . . . . . . . . .	106	98	91
Legal . . . . . . . . . . . . . . . . . . . . . . . . . . . .	191	168	136
Education . . . . . . . . . . . . . . . . . . . . . . . . . .	35	14	15
Business . . . . . . . . . . . . . . . . . . . . . . . . . .	169	188	131
	- - - - -	- - - - -	- - - - -
Total (including share of joint ventures) . . . . . . . . . .	501	468	373
	= = = = =	= = = = =	= = = = =
Included above in respect of the Harcourt acquired businesses:
Science & Medical . . . . . . . . . . . . . . . . . . . . . .	14	---	---
Education . . . . . . . . . . . . . . . . . . . . . . . . . .	21	---	---
	= = = = =	= = = = =	= = = = =
Total assets
Science & Medical . . . . . . . . . . . . . . . . . . . . . .	2,276	769	776
Legal . . . . . . . . . . . . . . . . . . . . . . . . . . . .	2,891	2,888	2,637
Education . . . . . . . . . . . . . . . . . . . . . . . . . .	2,268	197	184
Business . . . . . . . . . . . . . . . . . . . . . . . . . .	1,724	1,980	1,235
	- - - - -	- - - - -	- - - - -
Total . . . . . . . . . . . . . . . . . . . . . . . . . . . .	9,159	5,834	4,832
	= = = = =	= = = = =	= = = = =

The analysis of total assets excludes corporate assets of 'L'679m (2000 'L'1,636m; 1999 'L'440m). Corporate assets are principally cash balances and short term investments of which the principal amounts are 'L'16m in North America, 'L'90m in the United Kingdom, and 'L'176m in the Netherlands, and deferred taxation assets of 'L'244m (2000 'L'42m; 1999 'L'nil).

Adjusted operating profit is presented as an additional performance measure and is shown after share of operating profit of joint ventures and before amortisation of goodwill and intangible assets and exceptional items; see notes 1 and 12.

The Harcourt acquired businesses contributed 'L'565m of turnover, 'L'95m of operating profit and 'L'136m of adjusted operating profit originating in North America.

Turnover is analysed before the 'L'67m (2000 'L'68m; 1999 'L'74m) share of joint ventures' turnover, of which 'L'17m (2000 'L'21m; 1999 'L'19m) relates to the Legal segment, principally to GiuffrÉ, and 'L'50m (2000 'L'47m; 1999 'L'55m) relates to the Business segment, principally to exhibition joint ventures (1999 principally to REZsolutions, Inc.).

Share of operating profit in joint ventures of 'L'12m (2000 'L'13m; 1999 'L'3m) comprises 'L'3m (2000 'L'4m; 1999 'L'3m) relating to the Legal segment and 'L'9m (2000 'L'9m; 1999 'L'nil) relating to the Business segment.

F -- 11

3. Segment information -- (continued)

	2001 'L'm	2000 'L'm	1999 'L'm
	- - - - - -	- - - - -	- - - - - -

Capital expenditure
Science & Medical . . . . . . . . . . . . . . . . . . . . . . . .	35	26	20
Legal . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	89	72	75
Education . . . . . . . . . . . . . . . . . . . . . . . . . . . .	14	3	5
Business . . . . . . . . . . . . . . . . . . . . . . . . . . . .	40	43	48
	- - - - - -	- - - - -	- - - - - -
Total . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	178	144	148
	= = = = = =	= = = = =	= = = = = =
Included above in respect of the Harcourt acquired businesses:
Science & Medical . . . . . . . . . . . . . . . . . . . . . . . .	2	---	---
Education . . . . . . . . . . . . . . . . . . . . . . . . . . . .	10	---	---
	= = = = = =	= = = = =	= = = = = =
Capital employed
Science & Medical . . . . . . . . . . . . . . . . . . . . . . . .	1,506	286	315
Legal . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	2,512	2,443	2,295
Education . . . . . . . . . . . . . . . . . . . . . . . . . . . .	1,921	144	137
Business . . . . . . . . . . . . . . . . . . . . . . . . . . . .	1,075	1,205	668
	- - - - - -	- - - - -	- - - - - -
Total . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	7,014	4,078	3,415
	= = = = = =	= = = = =	= = = = = =
Included above in respect of the Harcourt acquired businesses:
Science & Medical . . . . . . . . . . . . . . . . . . . . . . . .	1,245	---	---
Education . . . . . . . . . . . . . . . . . . . . . . . . . . . .	1,760	---	---
	= = = = = =	= = = = =	= = = = = =
Reconciliation of capital employed to combined shareholders' funds
Capital employed . . . . . . . . . . . . . . . . . . . . . . . .	7,014	4,078	3,415
Taxation . . . . . . . . . . . . . . . . . . . . . . . . . . . .	(634)	(427)	(364)
Dividends and net interest . . . . . . . . . . . . . . . . . . .	(229)	(170)	(122)
Net borrowings . . . . . . . . . . . . . . . . . . . . . . . . .	(3,229)	(433)	(1,066)
Minority interests . . . . . . . . . . . . . . . . . . . . . . .	(5)	(7)	(8)
	- - - - - -	- - - - -	- - - - - -
Combined shareholders' funds . . . . . . . . . . . . . . . . . .	2,917	3,041	1,855
	= = = = = =	= = = = =	= = = = = =

F -- 12

3. Segment information -- (continued)

Analysis by geographical origin

	2001 'L'm	2000 'L'm	1999 'L'm
	- - - - -	- - - - -	- - - - -

Turnover
North America . . . . .	2,695	2,098	1,836
United Kingdom . . . . .	795	734	698
The Netherlands . . . .	416	399	391
Rest of Europe . . . . .	445	356	307
Rest of World . . . . .	209	181	158
	- - - - -	- - - - -	- - - - -
Total . . . . . . . . .	4,560	3,768	3,390
	= = = = =	= = = = =	= = = = =
Operating profit
North America . . . . .	47	(89)	(52)
United Kingdom . . . . .	154	109	86
The Netherlands . . . .	129	127	91
Rest of Europe . . . . .	51	57	51
Rest of World . . . . .	10	6	4
	- - - - -	- - - - -	- - - - -
Total . . . . . . . . .	391	210	180
	= = = = =	= = = = =	= = = = =
Adjusted operating profit
North America . . . . .	482	335	359
United Kingdom . . . . .	207	191	191
The Netherlands . . . .	163	136	135
Rest of Europe . . . . .	108	102	87
Rest of World . . . . .	30	29	20
	- - - - -	- - - - -	- - - - -
Total . . . . . . . . .	990	793	792
	= = = = =	= = = = =	= = = = =
Total assets
North America . . . . .	7,552	4,071	3,501
United Kingdom . . . . .	1,016	1,520	1,020
The Netherlands . . . .	327	927	319
Rest of Europe . . . . .	818	820	324
Rest of World . . . . .	125	132	108
	- - - - -	- - - - -	- - - - -
Total . . . . . . . . .	9,838	7,470	5,272
	= = = = =	= = = = =	= = = = =
Capital employed
North America . . . . .	6,021	3,128	2,792
United Kingdom . . . . .	553	476	518
The Netherlands . . . .	(53)	(62)	(75)
Rest of Europe . . . . .	460	506	147
Rest of World . . . . .	33	30	33
	- - - - -	- - - - -	- - - - -
Total . . . . . . . . .	7,014	4,078	3,415
	= = = = =	= = = = =	= = = = =

Analysis by geographical market

Turnover
North America .	2,765	2,152	1,906
United Kingdom	557	521	484
The Netherlands	224	234	237
Rest of Europe	587	478	418
Rest of World .	427	383	345
	- - - - -	- - - - -	- - - - -
Total . . . . .	4,560	3,768	3,390
	= = = = =	= = = = =	= = = = =

The Harcourt acquired businesses contributed 'L'535m of turnover by geographical market in North America.

4. Cost of sales and operating expenses

	2001
	- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
	Before amortisation and exceptional items	Amortisation of goodwill and intangible assets	Exceptional items	Total
	'L'm	'L'm	'L'm	'L'm
	- - - - - - - - - - - - - -	- - - - - - - - - - - - -	- - - - - - - - - - -	- - - - -

Cost of sales
Continuing operations . . . . .	1,361	---	---	1,361
Acquisitions . . . . . . . . .	250	---	---	250
	- - - - - - - - - - - - - -	- - - - - - - - - - - - -	- - - - - - - - - - -	- - - - -
Total . . . . . . . . . . . . .	1,611	---	---	1,611
	= = = = = = = = = = = = = =	= = = = = = = = = = = = =	= = = = = = = = = = =	= = = = =
Distribution and selling costs
Continuing operations . . . . .	902	---	---	902
Acquisitions . . . . . . . . .	126	---	---	126
	- - - - - - - - - - - - - -	- - - - - - - - - - - - -	- - - - - - - - - - -	- - - - -
	1,028	---	---	1,028
	- - - - - - - - - - - - - -	- - - - - - - - - - - - -	- - - - - - - - - - -	- - - - -
Administrative expenses
Continuing operations . . . . .	813	436	59	1,308
Acquisitions . . . . . . . . .	133	62	39	234
	- - - - - - - - - - - - - -	- - - - - - - - - - - - -	- - - - - - - - - - -	- - - - -
	946	498	98	1,542
	- - - - - - - - - - - - - -	- - - - - - - - - - - - -	- - - - - - - - - - -	- - - - -
Operating expenses
Continuing operations . . . . .	1,715	436	59	2,210
Acquisitions . . . . . . . . .	259	62	39	360
	- - - - - - - - - - - - - -	- - - - - - - - - - - - -	- - - - - - - - - - -	- - - - -
Total . . . . . . . . . . . . .	1,974	498	98	2,570
	= = = = = = = = = = = = = =	= = = = = = = = = = = = =	= = = = = = = = = = =	= = = = =

	2000
	- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
	Before amortisation and exceptional items	Amortisation of goodwill and intangible assets	Exceptional items	Total
	'L'm	'L'm	'L'm	'L'm
	- - - - - - - - - - - - - -	- - - - - - - - - - - - -	- - - - - - - - - - -	- - - - -

Cost of sales
Continuing operations . . . . .	1,332	---	---	1,332
Acquisitions . . . . . . . . .	---	---	---	---
	- - - - - - - - - - - - - -	- - - - - - - - - - - - -	- - - - - - - - - - -	- - - - -
Total . . . . . . . . . . . . .	1,332	---	---	1,332
	= = = = = = = = = = = = = =	= = = = = = = = = = = = =	= = = = = = = = = = =	= = = = =
Distribution and selling costs
Continuing operations . . . . .	884	---	---	884
Acquisitions . . . . . . . . .	---	---	---	---
	- - - - - - - - - - - - - -	- - - - - - - - - - - - -	- - - - - - - - - - -	- - - - -
	884	---	---	884
	- - - - - - - - - - - - - -	- - - - - - - - - - - - -	- - - - - - - - - - -	- - - - -
Administrative expenses
Continuing operations . . . . .	775	465	115	1,355
Acquisitions . . . . . . . . .	---	---	---	---
	- - - - - - - - - - - - - -	- - - - - - - - - - - - -	- - - - - - - - - - -	- - - - -
	775	465	115	1,355
	- - - - - - - - - - - - - -	- - - - - - - - - - - - -	- - - - - - - - - - -	- - - - -
Operating expenses
Continuing operations . . . . .	1,659	465	115	2,239
Acquisitions . . . . . . . . .	---	---	---	---
	- - - - - - - - - - - - - -	- - - - - - - - - - - - -	- - - - - - - - - - -	- - - - -
Total . . . . . . . . . . . . .	1,659	465	115	2,239
	= = = = = = = = = = = = = =	= = = = = = = = = = = = =	= = = = = = = = = = =	= = = = =

4. Cost of sales and operating expenses -- (continued)

	1999
	- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
	Before amortisation and exceptional items	Amortisation of goodwill and intangible assets	Exceptional items	Total
	'L'm	'L'm	'L'm	'L'm
	- - - - - - - - - - - - - -	- - - - - - - - - - - - -	- - - - - - - - - - -	- - - - -

Cost of sales
Continuing operations . . . . .	1,185	---	---	1,185
Acquisitions . . . . . . . . .	---	---	---	---
	- - - - - - - - - - - - - -	- - - - - - - - - - - - -	- - - - - - - - - - -	- - - - -
Total . . . . . . . . . . . . .	1,185	---	---	1,185
	= = = = = = = = = = = = = =	= = = = = = = = = = = = =	= = = = = = = = = = =	= = = = =
Distribution and selling costs
Continuing operations . . . . .	759	---	---	759
Acquisitions . . . . . . . . .	---	---	---	---
	- - - - - - - - - - - - - -	- - - - - - - - - - - - -	- - - - - - - - - - -	- - - - -
	759	---	---	759
	- - - - - - - - - - - - - -	- - - - - - - - - - - - -	- - - - - - - - - - -	- - - - -
Administrative expenses
Continuing operations . . . . .	661	369	239	1,269
Acquisitions . . . . . . . . .	---	---	---	---
	- - - - - - - - - - - - - -	- - - - - - - - - - - - -	- - - - - - - - - - -	- - - - -
	661	369	239	1,269
	- - - - - - - - - - - - - -	- - - - - - - - - - - - -	- - - - - - - - - - -	- - - - -
Operating expenses
Continuing operations . . . . .	1,420	369	239	2,028
Acquisitions . . . . . . . . .	---	---	---	---
	- - - - - - - - - - - - - -	- - - - - - - - - - - - -	- - - - - - - - - - -	- - - - -
Total . . . . . . . . . . . . .	1,420	369	239	2,028
	= = = = = = = = = = = = = =	= = = = = = = = = = = = =	= = = = = = = = = = =	= = = = =

5. Personnel

Number of people employed:

	At 31 December 2001	Average during the year
		- - - - - - - - - - - - - - - - - - - - - -
		2001	2000	1999
	- - - - - - - - - -	- - - - - -	- - - - - -	- - - - - -

Business segment
Science & Medical . . . . . . . . . . . . . . . . .	6,200	5,200	3,700	3,600
Legal . . . . . . . . . . . . . . . . . . . . . . .	13,300	12,700	11,200	10,800
Education . . . . . . . . . . . . . . . . . . . . .	5,600	3,400	1,500	1,400
Business . . . . . . . . . . . . . . . . . . . . .	11,900	13,300	12,500	11,900
	- - - - - - - - - -	- - - - - -	- - - - - -	- - - - - -
Total . . . . . . . . . . . . . . . . . . . . . . .	37,000	34,600	28,900	27,700
	= = = = = = = = = =	= = = = = =	= = = = = =	= = = = = =
Included above in respect of the Harcourt acquired businesses:
Science & Medical . . . . . . . . . . . . . . . . .	2,000	1,000	---	---
Education . . . . . . . . . . . . . . . . . . . . .	4,100	1,900	---	---
	= = = = = = = = = =	= = = = = =	= = = = = =	= = = = = =
Geographical location
North America . . . . . . . . . . . . . . . . . . .	21,400	18,900	14,800	14,800
United Kingdom . . . . . . . . . . . . . . . . . .	6,200	6,100	5,700	5,500
The Netherlands . . . . . . . . . . . . . . . . . .	2,900	3,000	3,000	3,000
Rest of Europe . . . . . . . . . . . . . . . . . .	3,800	3,700	3,000	2,300
Rest of World . . . . . . . . . . . . . . . . . . .	2,700	2,900	2,400	2,100
	- - - - - - - - - -	- - - - - -	- - - - - -	- - - - - -
Total . . . . . . . . . . . . . . . . . . . . . . .	37,000	34,600	28,900	27,700
	= = = = = = = = = =	= = = = = =	= = = = = =	= = = = = =

6. Pension schemes

A number of pension schemes are operated around the world. The major schemes are of the defined benefit type with assets held in separate trustee administered funds. The two largest schemes, which cover the majority of employees, are in the U.K. and U.S. The main U.K. scheme was subject to a valuation by Watson Wyatt Partners as at 5 April 2000. The main U.S. scheme was subject to a valuation by Towers Perrin as at 1 January 2001.

The principal valuation assumptions for the main U.K. scheme were:

Actuarial method . . . . . . . . . . . . . . . . . . . . .	Projected unit method
Annual rate of return on investments . . . . . . . . . . .	6.60%
Annual increase in total pensionable remuneration . . . .	5.00%
Annual increase in present and future pensions in payment	3.00%

The principal valuation assumptions used for the U.S. scheme were a rate of return on investments of 8%, increase in pensionable remuneration of 4.5%, and increase in present and future pensions in payment of 3%.

The actuarial values placed on scheme assets were sufficient to cover 121% and 114% of the benefits that had accrued to members of the main U.K. and U.S. schemes, respectively. Actuarial surpluses are spread as a level amount over the average remaining service lives of current employees. The market values of the schemes' assets at the valuation dates, excluding assets held in respect of members' additional voluntary contributions, were 'L'1,723m and 'L'266m in respect of the U.K. and U.S. schemes, respectively.

Assessments for accounting purposes in respect of other schemes, including the Netherlands scheme, have been carried out by external qualified actuaries using prospective benefit methods with the objective that current and future charges remain a stable percentage of pensionable payroll. The principal actuarial assumptions adopted in the assessments of these other schemes are that, over the long term, investment returns will marginally exceed the annual increase in pensionable remuneration and in present and future pensions. The actuarial value of assets of the schemes approximated to the aggregate benefits that had accrued to members, after allowing for expected future increases in pensionable remuneration and pensions in course of payment.

The net pension charge was 'L'39m (2000 'L'35m; 1999 'L'28m), including a net 'L'nil (2000 'L'1m; 1999 'L'3m) SSAP24 credit related to the main U.K. scheme. The net SSAP24 credit on the main U.K. scheme comprises a regular cost of 'L'24m (2000 'L'23m; 1999 'L'16m), offset by amortisation of the net actuarial surplus of 'L'24m (2000 'L'24m; 1999 'L'19m). Pension contributions made in the year amounted to 'L'39m (2000 'L'36m; 1999 'L'31m). A prepayment of 'L'128m (2000 'L'128m; 1999 'L'127m) is included in debtors falling due after more than one year, representing the excess of the pension credit to the profit and loss account since 1988 over the amounts funded to the main U.K. scheme.

Pension costs are accounted for in accordance with the U.K. accounting standard, SSAP24. A new U.K. financial reporting standard, FRS17: Retirement Benefits, will, with effect from the 2003 financial year, introduce new accounting policies in respect of pension arrangements. FRS17 also requires additional information to be disclosed in the intervening period on pension assets and liabilities (with effect from the 2001 financial year), as set out below, and pension expenses (with effect from the 2002 financial year) based on methodologies set out in the standard which are different from those used by the scheme actuaries in determining funding arrangements.

The assumed rates of return on scheme assets, the market value of those assets and the present value of the scheme liabilities at 31 December 2001 based on the methodologies and presentation prescribed by FRS17 were as follows:

	Main U.K. Scheme		Aggregate of Schemes
	- - - - - - - - - - - - - - - - - - - - -		- - - - - - - - - - - - - - - - - - - - -
	Assumed rate of return on assets		Assumed rate of return on assets
	%	'L'm	%	'L'm
	- - - - - - - - - - - - -	- - - - - -	- - - - - - - - - - - - -	- - - - - -

Equities . . . . . . . . . . . . . .	7.20%	991	7.70%	1,267
Bonds . . . . . . . . . . . . . . .	5.00%	502	5.50%	721
Other . . . . . . . . . . . . . . .	4.00%	73	4.00%	81
	- - - - - - - - - - - - -	- - - - - -	- - - - - - - - - - - - -	- - - - - -
Total fair value of assets . . . . .		1,566		2,069
Present value of scheme liabilities		(1,316)		(1,872)
		- - - - - -		- - - - - -
Surplus . . . . . . . . . . . . . .		250		197
Related deferred tax . . . . . . . .		(75)		(57)
		- - - - - -		- - - - - -
Net pension asset . . . . . . . . .		175		140
		= = = = = =		= = = = = =

The net pension asset is stated after deducting liabilities in respect of unfunded schemes.

6. Pension schemes -- (continued)

The principal assumptions made in valuing pension scheme liabilities for the purposes of FRS17 are:

	Main U.K. Scheme	Aggregate of Schemes

	- - - - - - - -	- - - - - - - - - - -
Inflation . . . . . . . . . . . . . . .	2.50%	2.50%
Rate of increase in salaries . . . . . .	4.50%	4.40%
Rate of increase in pensions in payment	2.50%	2.50%
Discount rate . . . . . . . . . . . . .	5.50%	5.90%

The combined profit and loss reserves as at 31 December 2001 of 'L'1,104m would have been 'L'1,154m had the accounting requirements of FRS17 applied in the 2001 financial year.

7. Operating profit

Operating profit is stated after the following:

	2001 'L'm	2000 'L'm	1999 'L'm
	- - - - -	- - - - -	- - - -

Hire of plant and machinery . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	7	12	12
Other operating lease rentals . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	87	71	60
Depreciation (including 'L'4m (2000 'L'4m; 1999 'L'5m) in respect of assets held under finance leases)	132	118	117

Amortisation of goodwill and intangible assets . . . . . . . . . . . . . . . . . . . . . . . . . . . .	498	465	369
Amortisation of goodwill and intangible assets in joint ventures . . . . . . . . . . . . . . . . . . .	3	3	4
	- - - - -	- - - - -	- - - -
Total amortisation . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	501	468	373
	= = = = =	= = = = =	= = = =
Staff costs
Wages and salaries . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	1,207	979	859
Social security costs . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	119	100	86
Pensions (see note 6) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	39	35	28
	- - - - -	- - - - -	- - - -
Total staff costs . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	1,365	1,114	973
	= = = = =	= = = = =	= = = =
Auditors' remuneration
For audit services . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	2.5	1.9	1.6
For non audit services . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	3.4	2.6	1.1
	= = = = =	= = = = =	= = = =

Included in auditors' remuneration for non audit services is 'L'1.0m (2000 'L'1.5m; 1999 'L'0.2m) paid to Deloitte & Touche and its associates in the U.K. Non audit fees paid to Deloitte & Touche principally relate to accounting services and tax advice in connection with Harcourt and other acquisitions and disposals.

Information on directors' remuneration, share options, longer term incentive plans, pension contributions and entitlements is given in Item 6: Directors, Senior Management and Employees.

8. Exceptional items

	2001 'L'm	2000 'L'm	1999 'L'm
	- - - -	- - - -	- - - -

Reorganisation costs (i) . . . . . . .	(35)	(77)	(161)
Acquisition related costs (ii) . . . .	(63)	(38)	(28)
Year 2000 compliance costs (iii) . . .	---	---	(50)
	- - - -	- - - -	- - - -
Charged to operating profit . . . . .	(98)	(115)	(239)
	- - - -	- - - -	- - - -
Net profit on sale of businesses (iv)	26	85	7
	- - - -	- - - -	- - - -
Exceptional charge before tax . . . .	(72)	(30)	(232)
	- - - -	- - - -	- - - -
Net tax credit (v) . . . . . . . . . .	81	20	15
	- - - -	- - - -	- - - -
Total exceptional credit/(charge) . .	9	(10)	(217)
	= = = =	= = = =	= = = =

(i)Reorganisations costs in 2001 relate to headcount reduction, principally in the Business division, and comprise employee severance. Reorganisation costs in 2000 and 1999 related to the major programme of reorganisation commenced in 1999 and comprised employee severance, surplus leasehold property obligations and fixed asset write offs.

(ii) Acquisition related costs in 2001 include employee severance and property rationalisation costs arising on the integration of Harcourt and other recent acquisitions, and 'L'9m of exceptional costs relating to the financing of the tender offer. In 2000 acquisition related costs included 'L'27m in respect of the integration of Miller Freeman Europe, CMD Group and Riskwise International, together with 'L'11m of exceptional costs incurred in respect of the tender offer for Harcourt. In 1999 the cost principally related to the integration of Matthew Bender (acquired 1998).

(iii)Expenditure in connection with the combined businesses' Year 2000 compliance programme.

(iv) The net profit on sale of businesses in 2001 relates primarily to the disposals of OAG Worldwide, Cahners Travel Group, Bowker and certain training businesses in the Netherlands and in 2000 related primarily to Springhouse, KG Saur and REZsolutions, Inc.

(v)The net tax credit in 2001 includes taxes recoverable in respect of disposals and prior period reorganisation costs. The net tax credit in 1999 is stated after taxes arising on business consolidation in the programme of reorganisation. Also in 1999, potential deferred tax assets of 'L'32m in respect of the programme of reorganisation were not recognised.

Cash flows in respect of exceptional items were as follows:

	2001 'L'm	2000 'L'm	1999 'L'm
	- - - -	- - - -	- - - -

Reorganisation costs . . . . . . . . . . . . . . . . . .	(41)	(76)	(39)
Acquisition related costs . . . . . . . . . . . . . . . .	(51)	(9)	(32)
Year 2000 compliance costs . . . . . . . . . . . . . . .	---	(2)	(47)
Reed Travel Group customer recompense (provided in 1997)	(5)	(7)	(20)
	- - - -	- - - -	- - - -
Exceptional operating cash outflow . . . . . . . . . . .	(97)	(94)	(138)
Net proceeds from sale of businesses . . . . . . . . . .	96	153	3
	- - - -	- - - -	- - - -
Exceptional cash (outflow)/inflow before tax . . . . . .	(1)	59	(135)
	- - - -	- - - -	- - - -
Exceptional tax cash inflow . . . . . . . . . . . . . . .	141	31	74
	- - - -	- - - -	- - - -
Total exceptional cash inflow/(outflow) . . . . . . . . .	140	90	(61)
	= = = =	= = = =	= = = =

Cash flows in respect of acquisition related costs in 2000 are stated net of proceeds of 'L'26m from a property disposal.

The exceptional tax cash inflow in 1999 includes 'L'58m of tax repayments.

9. Net interest expense

	2001 'L'm	2000 'L'm	1999 'L'm
	- - - -	- - - -	- - - -

Interest receivable and similar income	107	26	32
Interest payable and similar charges
Promissory notes and bank loans . . .	(102)	(83)	(67)
Other loans . . . . . . . . . . . . .	(90)	(45)	(46)
Other interest and similar charges .	(57)	(1)	(1)
	- - - -	- - - -	- - - -
Total . . . . . . . . . . . . . . . . .	(142)	(103)	(82)
	= = = =	= = = =	= = = =
Interest cover (times) . . . . . . . .	7	8	10
	= = = =	= = = =	= = = =

Interest receivable and payable include offsetting exceptional amounts of 'L'48m principally arising on interest rate and currency hedging arrangements in respect of the Harcourt transaction.

Interest cover is calculated as the number of times adjusted operating profit is greater than the net interest expense.

10.Tax on profit on ordinary activities

	2001 'L'm	2000 'L'm	1999 'L'm
	- - - -	- - - -	- - - -

Current tax
United Kingdom . . . . . . . . . . . . . . . . . . . .	62	60	58
The Netherlands . . . . . . . . . . . . . . . . . . .	79	54	37
Rest of World . . . . . . . . . . . . . . . . . . . .	81	46	59
	- - - -	- - - -	- - - -
Total current tax . . . . . . . . . . . . . . . . . . .	222	160	154
Deferred tax
Origination and reversal of timing differences . . . .	25	(5)	10
Changes in recoverable amounts of deferred tax assets	(104)	---	---
	- - - -	- - - -	- - - -
Sub-total . . . . . . . . . . . . . . . . . . . . . . .	143	155	164
Share of tax attributable to joint ventures . . . . . .	5	4	3
	- - - -	- - - -	- - - -
Total . . . . . . . . . . . . . . . . . . . . . . . . .	148	159	167
	= = = =	= = = =	= = = =

The current tax charge is high as a proportion of profit before tax principally due to non tax-deductible amortisation and, in 2000 and 1999, the non-recognition of potential deferred tax assets.

A reconciliation of the notional current tax charge based on average standard rates of tax (weighted in proportion to accounting profits) to the actual current tax charge is set out below:

	2001 'L'm	2000 'L'm	1999 'L'm
	- - - -	- - - -	- - - -

Profit on ordinary activities before tax . . . . . . . . . .	275	192	105
	- - - -	- - - -	- - - -
Tax at average standard rates . . . . . . . . . . . . . . . .	62	49	19
Net impact of amortisation of goodwill and intangible assets	119	102	72
Permanent differences and other items . . . . . . . . . . . .	66	4	73
Reversal of timing differences . . . . . . . . . . . . . . .	(25)	5	(10)
	- - - -	- - - -	- - - -
Current tax charge . . . . . . . . . . . . . . . . . . . . .	222	160	154
	= = = =	= = = =	= = = =

11.Equity dividends paid and proposed

	2001 'L'm	2000 'L'm	1999 'L'm
	- - - -	- - - -	- - - -

Reed International	132	123	116
Elsevier . . . . .	137	122	118
	- - - -	- - - -	- - - -
Total . . . . . . .	269	245	234
	= = = =	= = = =	= = = =

Dividends comprise the total dividend for Reed International of 10.5p (2000 10.0p; 1999 10.0p) per ordinary share and the total dividend for Elsevier of 'E'0.30 (2000 'E'0.28; 1999 'E'0.27) per ordinary share.

Dividends paid to Reed International and Elsevier shareholders are equalised at the gross level inclusive of the U.K. tax credit of 10% received by certain Reed International shareholders. The cost of funding the Reed International dividends is, therefore, similar to or lower than that of Elsevier.

12.Adjusted figures

Adjusted profit and cash flow figures are used by the Reed Elsevier businesses as additional performance measures.

The adjusted figures are derived as follows:

	2001 'L'm	2000 'L'm	1999 'L'm
	- - - - -	- - - -	- - - -

Operating profit including joint ventures . . . . . . . . . . . . . .	391	210	180
Adjustments:
Amortisation of goodwill and intangible assets . . . . . . . . . . .	501	468	373
Reorganisation costs . . . . . . . . . . . . . . . . . . . . . . . .	35	77	161
Acquisition related costs . . . . . . . . . . . . . . . . . . . . .	63	38	28
Year 2000 compliance costs . . . . . . . . . . . . . . . . . . . . .	---	---	50
	- - - - -	- - - -	- - - -
Adjusted operating profit . . . . . . . . . . . . . . . . . . . . . .	990	793	792
	= = = = =	= = = =	= = = =

Profit before tax . . . . . . . . . . . . . . . . . . . . . . . . . .	275	192	105
Adjustments:
Amortisation of goodwill and intangible assets . . . . . . . . . . .	501	468	373
Reorganisation costs . . . . . . . . . . . . . . . . . . . . . . . .	35	77	161
Acquisition related costs . . . . . . . . . . . . . . . . . . . . .	63	38	28
Year 2000 compliance costs . . . . . . . . . . . . . . . . . . . . .	---	---	50
Net profit on sale of businesses . . . . . . . . . . . . . . . . . .	(26)	(85)	(7)
	- - - - -	- - - -	- - - -
Adjusted profit before tax . . . . . . . . . . . . . . . . . . . . . .	848	690	710
	= = = = =	= = = =	= = = =

Profit/(loss) attributable to parent companies' shareholders . . . . .	126	33	(63)
Adjustments:
Amortisation of goodwill and intangible assets . . . . . . . . . . .	507	468	373
Reorganisation costs . . . . . . . . . . . . . . . . . . . . . . . .	3	53	161
Acquisition related costs . . . . . . . . . . . . . . . . . . . . .	33	33	22
Year 2000 compliance costs . . . . . . . . . . . . . . . . . . . . .	---	---	41
Net profit on sale of businesses . . . . . . . . . . . . . . . . . .	(45)	(76)	(7)
	- - - - -	- - - -	- - - -
Adjusted profit attributable to parent companies' shareholders . . . .	624	511	527
	= = = = =	= = = =	= = = =

Net cash inflow from operating activities . . . . . . . . . . . . . .	1,066	813	760
Dividends received from joint ventures . . . . . . . . . . . . . . . .	12	6	4
Purchase of tangible fixed assets . . . . . . . . . . . . . . . . . .	(175)	(141)	(137)
Proceeds from sale of tangible fixed assets . . . . . . . . . . . . .	6	3	15
Payments in relation to exceptional items charged to operating profit	97	94	138
	- - - - -	- - - -	- - - -
Adjusted operating cash flow . . . . . . . . . . . . . . . . . . . . .	1,006	775	780
	= = = = =	= = = =	= = = =

F -- 20

13.Cash flow statement

	2001 'L'm	2000 'L'm	1999 'L'm
	- - - - -	- - - -	- - - -

Reconciliation of operating profit to net cash inflow from operating activities
Operating profit (before joint ventures) . . . . . . . . . . . . . . . . . . . .	379	197	177
Exceptional charges to operating profit (see note 8) . . . . . . . . . . . . . .	98	115	239
	- - - - -	- - - -	- - - -
Operating profit before exceptional items . . . . . . . . . . . . . . . . . . .	477	312	416
	- - - - -	- - - -	- - - -
Amortisation of goodwill and intangible assets . . . . . . . . . . . . . . . . .	498	465	369
Depreciation . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	132	118	117
Net SSAP24 pension credit (see note 6) . . . . . . . . . . . . . . . . . . . . .	---	(1)	(3)
	- - - - -	- - - -	- - - -
Total non cash items . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	630	582	483
	- - - - -	- - - -	- - - -
Increase in inventories and pre-publication costs . . . . . . . . . . . . . . .	(48)	(3)	(9)
Decrease/(increase) in debtors . . . . . . . . . . . . . . . . . . . . . . . . .	156	(110)	(8)
(Decrease)/increase in creditors . . . . . . . . . . . . . . . . . . . . . . . .	(52)	126	16
	- - - - -	- - - -	- - - -
Movement in working capital . . . . . . . . . . . . . . . . . . . . . . . . . .	56	13	(1)
	- - - - -	- - - -	- - - -
Net cash inflow from operating activities before exceptional items . . . . . . .	1,163	907	898
Payments relating to exceptional items charged to operating profit (see note 8)	(97)	(94)	(138)
	- - - - -	- - - -	- - - -
Net cash inflow from operating activities . . . . . . . . . . . . . . . . . . .	1,066	813	760
	= = = = =	= = = =	= = = =

	2001 'L'm	2000 'L'm	1999 'L'm
	- - - - - -	- - - -	- - - -

Acquisitions
Purchase of businesses (see note 14) . . . . . . . . . . . . . . . . . . . . . . .	(3,222)	(848)	(120)
Net proceeds from on-sale of Harcourt Higher Education and Corporate & Professional Services businesses (see note 14) . . . . . . . . . . . . . . . . .	1,185	---	---
Payment of Harcourt change of control and other non operating liabilities assumed	(156)	---	---
Deferred consideration of prior year acquisitions . . . . . . . . . . . . . . . .	(43)	(13)	(5)
Payments against prior year acquisition provisions . . . . . . . . . . . . . . . .	---	---	(1)
Investment in joint ventures . . . . . . . . . . . . . . . . . . . . . . . . . . .	---	---	(19)
	- - - - - -	- - - -	- - - -
Total . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	(2,236)	(861)	(145)
	= = = = = =	= = = =	= = = =

The Harcourt businesses, acquired on 12 July 2001 (see note 14), contributed 'L'283m to net cash inflow from operating activities and paid 'L'12m in respect of capital expenditure for the part year under Reed Elsevier ownership. Other acquisitions contributed 'L'3m to net cash inflow from operating activities.

	2001 'L'm	2000 'L'm	1999 'L'm
	- - - - -	- - - - -	- - - -

Exceptional sale of businesses
Goodwill and intangible assets . . . . . . . . . . . . . . . . .	61	35	6
Net tangible assets . . . . . . . . . . . . . . . . . . . . . .	15	44	---
	- - - - -	- - - - -	- - - -
	76	79	6
Net profit on sale . . . . . . . . . . . . . . . . . . . . . . .	26	85	7
	- - - - -	- - - - -	- - - -
Consideration in respect of sale of businesses, net of expenses	102	164	13
Amounts paid in respect of prior year disposals . . . . . . . . . .	---	---	(8)
	- - - - -	- - - - -	- - - -
	102	164	5
Net amounts receivable . . . . . . . . . . . . . . . . . . . . .	(6)	(11)	(2)
	- - - - -	- - - - -	- - - -
Net cash inflow . . . . . . . . . . . . . . . . . . . . . . . .	96	153	3
	= = = = =	= = = = =	= = = =
	2001 'L'm	2000 'L'm	1999 'L'm
	- - - - -	- - - - -	- - - -
Financing
Net movement in promissory notes and bank loans . . . . . . . .	(454)	304	(20)
Repayment of other loans . . . . . . . . . . . . . . . . . . . .	(84)	(155)	(176)
Issuance of other loans . . . . . . . . . . . . . . . . . . . .	1,069	202	---
Repayment of finance leases . . . . . . . . . . . . . . . . . .	(5)	(4)	(6)
	- - - - -	- - - - -	- - - -
	526	347	(202)
Issue of ordinary shares . . . . . . . . . . . . . . . . . . . .	11	1,287	9
Redemption of preference shares . . . . . . . . . . . . . . . .	---	---	(4)
	- - - - -	- - - - -	- - - -
Total . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	537	1,634	(197)
	= = = = =	= = = = =	= = = =

13.Cash flow statement -- (continued)

The issuance of other loans relates primarily to global notes issued by a wholly owned U.S. subsidiary of Reed Elsevier plc, comprising U.S.$550m 6.125% notes due in 2006, 'E'500m 5.750% notes due in 2008, and U.S.$550m 6.750% notes due in 2011.

The issuance of other loans in 2000 related to a U.S.$300m Swiss Domestic Bond.

The repayment of other loans relates primarily to the repurchase of Public Notes with a nominal value of U.S.$97m.

The repayment of other loans in 2000 related primarily to U.S.$100m of Private Placements and U.S.$150m of Medium Term Notes which matured in the year. The repayment of other loans in 1999 related primarily to a U.S.$200m Eurobond, Dfl125m Private Placements and U.S.$20m of Medium Term Notes which matured in the year.

	Cash 'L'm	Short term investments 'L'm	Borrowings 'L'm	Total 'L'm
	- - - -	- - - - - - - - - - -	- - - - - - - - - -	- - - - - -

Reconciliation of net borrowings
Net borrowings at 31 December 1999 . . . . . . . .	79	361	(1,506)	(1,066)
	- - - -	- - - - - - - - - - -	- - - - - - - - - -	- - - - - -
Increase in cash . . . . . . . . . . . . . . . . .	7	---	---	7
Increase in short term investments . . . . . . . .	---	1,137	---	1,137
Increase in borrowings . . . . . . . . . . . . . .	---	---	(347)	(347)
	- - - -	- - - - - - - - - - -	- - - - - - - - - -	- - - - - -
Change in net borrowings resulting from cash flows	7	1,137	(347)	797
Borrowings in acquired businesses . . . . . . . . .	---	---	(48)	(48)
Inception of finance leases . . . . . . . . . . . .	---	---	(3)	(3)
Exchange translation differences . . . . . . . . .	(1)	11	(123)	(113)
	- - - -	- - - - - - - - - - -	- - - - - - - - - -	- - - - - -
Net borrowing at 31 December 2000 . . . . . . . . .	85	1,509	(2,027)	(433)
	- - - -	- - - - - - - - - - -	- - - - - - - - - -	- - - - - -
Increase in cash . . . . . . . . . . . . . . . . .	10	---	---	10
Decrease in short term investments . . . . . . . .	---	(1,169)	---	(1,169)
Increase in borrowings . . . . . . . . . . . . . .	---	---	(526)	(526)
	- - - -	- - - - - - - - - - -	- - - - - - - - - -	- - - - - -
Change in net borrowings resulting from cash flows	10	(1,169)	(526)	(1,685)
Borrowings in acquired businesses . . . . . . . . .	---	---	(1,042)	(1,042)
Inception of finance leases . . . . . . . . . . . .	---	---	(3)	(3)
Exchange translation differences . . . . . . . . .	1	(1)	(66)	(66)
	- - - -	- - - - - - - - - - -	- - - - - - - - - -	- - - - - -
Net borrowings at 31 December 2001 . . . . . . . .	96	339	(3,664)	(3,229)
	= = = =	= = = = = = = = = = =	= = = = = = = = = =	= = = = = =

Net borrowings comprise cash and short term investments, loan capital, finance leases, promissory notes and bank and other loans and are analysed further in notes 21 to 24 and 29.

The borrowings in acquired businesses principally comprise the public term debt with a nominal value totalling U.S.$842m and other borrowings assumed of Harcourt General, Inc. Of the Harcourt General, Inc. public term debt at acquisition, U.S.$150m matured within one year, U.S.$192m between five and ten years and U.S.$500m after more than 10 years, with coupon rates of between 6.5% and 8.875%.

14.Acquisitions

During the year a number of acquisitions were made for a total consideration amounting to 'L'3,242m, after taking account of borrowings of 'L'1,042m and net cash acquired of 'L'4m.

On 12 July 2001, Reed Elsevier plc acquired, through a U.S. subsidiary, Reed Elsevier Inc., the whole of the common stock and Series A cumulative convertible stock of Harcourt General, Inc for U.S.$4.45 billion. On 13 July 2001, Reed Elsevier Inc. sold the Harcourt Higher Education business and the Corporate & Professional Services businesses (other than educational and clinical testing) to The Thomson Corporation for U.S.$2.06 billion before estimated tax payable of U.S.$0.5 billion. Following the on-sale, Reed Elsevier Inc., has acquired Harcourt's Science, Technical & Medical (``STM'') business and its Schools Education and Testing businesses. The acquisition is expected to further Reed Elsevier's global capability and leadership in target sectors.

A summary of the estimated fair value of the consideration paid for Harcourt General, Inc and the assets and liabilities acquired is set out below.

	Book value on acquisition 'L'm	Fair value adjustments 'L'm	Fair value 'L'm
	- - - - - - - - - - - - -	- - - - - - - - - - -	- - - - - - - - -

Goodwill (i) . . . . . . . . . . . . .	493	758	1,251
Intangible fixed assets (ii) . . . . .	25	1,633	1,658
Tangible fixed assets . . . . . . . . .	54	---	54
Investments . . . . . . . . . . . . . .	70	---	70
Business held for resale (iii) . . . .	523	536	1,059
Current assets (iv) . . . . . . . . . .	702	(56)	646
Current liabilities . . . . . . . . . .	(311)	---	(311)
Borrowings (v) . . . . . . . . . . . .	(1,005)	(35)	(1,040)
Current and deferred tax (vi) . . . . .	18	(33)	(15)
Other net liabilities (vii) . . . . . .	(269)	(19)	(288)
	- - - - - - - - - - - - -	- - - - - - - - - - -	- - - - - - - - -
Net assets acquired . . . . . . . . . .	300	2,784	3,084
	= = = = = = = = = = = = =	= = = = = = = = = = =	= = = = = = = = =
Consideration (viii) . . . . . . . . .			3,084
Less: amounts deferred from prior year			(20)
			- - - - - - - - -
Net cash flow . . . . . . . . . . . . .			3,064
			= = = = = = = = =

(i)The fair value of goodwill reflects the excess of the consideration paid over the fair value of the net tangible and intangible assets acquired.

(ii) The fair value of intangible assets acquired is based on a valuation exercise carried out by independent qualified valuers.

(iii)The businesses held for resale relate to those on-sold to The Thomson Corporation and are stated at the estimated net realisable proceeds after taxes payable and separation and other expenses.

(iv) The fair value adjustment to current assets relates to a conforming of accounting practices across the businesses, principally with respect to the level of internal labour deferred in pre-publication costs.

(v)The Harcourt General, Inc publicly traded debt has been restated at market based value on acquisition.

(vi) The fair value adjustment for current and deferred tax balances relates to the recognition of deferred tax assets at amounts considered recoverable in the short term.

(vii)The other net liabilities on acquisition include 'L'103m in respect of change of control arrangements and transaction costs incurred by Harcourt General, Inc and 'L'124m in respect of General Cinema lease obligations and other non operating liabilities assumed.

(viii) Consideration is stated after 'L'26m of acquisition costs.

Book value on acquisition is stated on a U.K. and Dutch GAAP basis.

The fair values included above represent estimates following a preliminary valuation exercise. Final values will be incorporated into the 2002 financial statements.

14.Acquisitions -- (continued)

Proforma turnover and adjusted operating profit for the Harcourt STM and Education and Testing businesses for the two years ended 31 December 2001, which have been prepared on the basis of Reed Elsevier's accounting policies and as if the acquisition of Harcourt had taken place on 1 January 2000, are set out below.

	2001 'L'm	2000 'L'm
	- - - - -	- - - - -

Turnover
STM . . . . . . . . . .	481	451
Education and Testing .	769	656
	- - - - -	- - - - -
	1,250	1,107
	= = = = =	= = = = =
Adjusted operating profit
STM . . . . . . . . . .	107	103
Education and Testing .	153	129
	- - - - -	- - - - -
	260	232
	= = = = =	= = = = =

From the beginning of the Harcourt General, Inc financial year, 1 November 2000, to 12 July 2001, the Harcourt STM business and Education and Testing businesses together reported, on the basis of Harcourt's U.S. GAAP accounting policies, turnover of 'L'746m and operating profit of 'L'41m. For the previous Harcourt General financial year ended 31 October 2000, the businesses reported under U.S. GAAP operating profit of 'L'182m.

The fair values of the consideration paid for other acquisitions in the year, the most significant of which were Courtlink and Classroom Connect, and the assets and liabilities acquired, which are provisional pending the completion of fair value assessments in 2002, are summarised below:

	Book value on acquisition 'L'm	Fair value adjustments 'L'm	Fair value 'L'm
	- - - - - - - - - - - - -	- - - - - - - - - - -	- - - - - - - - -

Goodwill . . . . . . . . . . . . . . . . . . . . . . . . . . . .	---	177	177
Intangible fixed assets . . . . . . . . . . . . . . . . . . . .	---	11	11
Tangible fixed assets . . . . . . . . . . . . . . . . . . . . .	8	(2)	6
Current assets . . . . . . . . . . . . . . . . . . . . . . . . .	10	---	10
Current liabilities . . . . . . . . . . . . . . . . . . . . . .	(27)	---	(27)
Borrowings . . . . . . . . . . . . . . . . . . . . . . . . . . .	(2)	---	(2)
	- - - - - - - - - - - - -	- - - - - - - - - - -	- - - - - - - - -
Net assets acquired . . . . . . . . . . . . . . . . . . . . . .	(11)	186	175
	= = = = = = = = = = = = =	= = = = = = = = = = =	= = = = = = = = =
Consideration (after taking account of 'L'4m net cash acquired)			175
Less: transferred from investments . . . . . . . . . . . . . . .			(13)
Less: deferred to future years . . . . . . . . . . . . . . . . .			(4)
			- - - - - - - - -
Net cash flow . . . . . . . . . . . . . . . . . . . . . . . . .			158
			= = = = = = = = =

In the year ended 31 December 2000 a number of acquisitions were made for a total consideration amounting to 'L'952m, after taking account of loans of 'L'48m and of net cash acquired of 'L'6m.

In the year ended 31 December 1999, acquisitions were made for a total of 'L'132m, after taking account of 'L'4m of net cash acquired.

15.Goodwill and intangible assets

	Goodwill 'L'm	Intangible assets 'L'm	Total 'L'm
	- - - - - - - -	- - - - - - - - - -	- - - - - -

Cost
At 1 January 2001 . . . . . . . .	3,730	3,508	7,238
Acquisitions . . . . . . . . . .	1,428	1,669	3,097
Sale of businesses . . . . . . .	(384)	(654)	(1,038)
Exchange translation differences	61	50	111
	- - - - - - - -	- - - - - - - - - -	- - - - - -
At 31 December 2001 . . . . . . .	4,835	4,573	9,408
	= = = = = = = =	= = = = = = = = = =	= = = = = =
Accumulated amortisation
At 1 January 2001 . . . . . . . .	1,478	1,633	3,111
Sale of businesses . . . . . . .	(355)	(622)	(977)
Charge for the year . . . . . . .	332	166	498
Exchange translation differences	23	30	53
	- - - - - - - -	- - - - - - - - - -	- - - - - -
At 31 December 2001 . . . . . . .	1,478	1,207	2,685
	= = = = = = = =	= = = = = = = = = =	= = = = = =
Net book amount
At 1 January 2001 . . . . . . . .	2,252	1,875	4,127
At 31 December 2001 . . . . . . .	3,357	3,366	6,723
	= = = = = = = =	= = = = = = = = = =	= = = = = =

16.Tangible fixed assets

	Land and buildings 'L'm	Plant, equipment and computer systems 'L'm	Total 'L'm
	- - - - - - - - -	- - - - - - - - - - - -	- - - - -

Cost
At 1 January 2001 . . . . . . . .	168	826	994
Acquisitions . . . . . . . . . .	50	115	165
Capital expenditure . . . . . . .	10	168	178
Disposals . . . . . . . . . . . .	(17)	(149)	(166)
Exchange translation differences	2	9	11
	- - - - - - - - -	- - - - - - - - - - - -	- - - - -
At 31 December 2001 . . . . . . .	213	969	1,182
	= = = = = = = = =	= = = = = = = = = = = =	= = = = =
Accumulated depreciation
At 1 January 2001 . . . . . . . .	56	522	578
Acquisitions . . . . . . . . . .	22	83	105
Disposals . . . . . . . . . . . .	(11)	(119)	(130)
Charge for the year . . . . . . .	7	125	132
Exchange translation differences	1	7	8
	- - - - - - - - -	- - - - - - - - - - - -	- - - - -
At 31 December 2001 . . . . . . .	75	618	693
	= = = = = = = = =	= = = = = = = = = = = =	= = = = =
Net book amount
At 1 January 2001 . . . . . . . .	112	304	416
At 31 December 2001 . . . . . . .	138	351	489
	= = = = = = = = =	= = = = = = = = = = = =	= = = = =

At 31 December 2001 and 2000, all assets were included at cost. No depreciation was provided on freehold land. The net book amount of tangible fixed assets includes 'L'16m (2000 'L'17m) in respect of assets held under finance leases.

17.Fixed asset investments

	Investments in joint ventures 'L'm	Other investments 'L'm	Total 'L'm
	- - - - - - - - - - -	- - - - - - - - - - -	- - - - -

At 1 January 2001 . . . . . . . . . . . . . . .	72	81	153
Share of attributable profit . . . . . . . . .	10	---	10
Amortisation of goodwill and intangible assets	(3)	---	(3)
Dividends received from joint ventures . . . .	(12)	---	(12)
Acquisitions . . . . . . . . . . . . . . . . .	---	70	70
Additions . . . . . . . . . . . . . . . . . . .	---	59	59
Transfers/disposals . . . . . . . . . . . . . .	---	(23)	(23)
Provided . . . . . . . . . . . . . . . . . . .	---	(13)	(13)
Exchange translation differences . . . . . . .	(1)	1	---
	- - - - - - - - - - -	- - - - - - - - - - -	- - - - -
At 31 December 2001 . . . . . . . . . . . . . .	66	175	241
	= = = = = = = = = = =	= = = = = = = = = = =	= = = = =

The principal joint venture at 31 December 2001 is GiuffrÉ (an Italian legal publisher in which Reed Elsevier has a 40% shareholding).

The cost and net book amount of goodwill and intangible assets in joint ventures were 'L'37m and 'L'24m respectively (2000 'L'37m and 'L'27m).

At 31 December 2001, the Reed Elsevier plc Employee Benefit Trust (``EBT'') held 2,416,207 (2000 590,257) Reed International ordinary shares and 1,412,194 (2000 320,000) Elsevier ordinary shares at a book amount of 'L'18m. The aggregate market value at 31 December 2001 was 'L'25m (2000 'L'7m). The EBT purchases Reed International and Elsevier shares which, at the Trustee's discretion, can be used in respect of the exercise of executive share options. Further details of these share option schemes is set out in Item 6: Directors, Senior Management and Employees; Share Ownership.

18.Inventories and pre-publication costs

	2001 'L'm	2000 'L'm
	- - - -	- - - -

Raw materials . . . .	43	17
Pre-publication costs	258	40
Finished goods . . . .	187	57
	- - - -	- - - -
Total . . . . . . . .	488	114
	= = = =	= = = =

19.Debtors --- amounts falling due within one year

	2001 'L'm	2000 'L'm
	- - - -	- - - -

Trade debtors . . . . . . . . .	760	652
Amounts owed by joint ventures	2	3
Other debtors . . . . . . . . .	98	89
Prepayments and accrued income	139	116
	- - - -	- - - -
Total . . . . . . . . . . . . .	999	860
	= = = =	= = = =

20.Debtors --- amounts falling due after more than one year

	2001 'L'm	2000 'L'm
	- - - -	- - - -

Trade debtors . . . . . . . . . . . . . . . .	5	1
Pension prepayment (see note 6) . . . . . . .	128	128
Prepayments, accrued income and other debtors	86	35
Deferred taxation assets (see note 26) . . . .	244	42
	- - - -	- - - -
Total . . . . . . . . . . . . . . . . . . . .	463	206
	= = = =	= = = =

A new financial reporting standard, FRS19: Deferred tax, has been adopted during the year. Under the previously applicable accounting standard, certain deferred taxation assets could be set off against deferred taxation liabilities. Under FRS19 these balances are required to be shown as debtors falling due after more than one year. Comparatives have been restated accordingly.

21.Cash and short term investments

	2001 'L'm	2000 'L'm
	- - - -	- - - - -

Cash at bank and in hand	96	85
Short term investments	339	1,509
	- - - -	- - - - -
Total . . . . . . . . . .	435	1,594
	= = = =	= = = = =

Short term investments include deposits of under one year if the maturity or notice period exceeds 24 hours, commercial paper investments and interest bearing securities that can be realised without significant loss at short notice.

22.Creditors: amounts falling due within one year

	2001 'L'm	2000 'L'm
	- - - - -	- - - - -

Borrowings
Promissory notes and bank loans . . . . . . . .	1,443	1,395
Other loans . . . . . . . . . . . . . . . . . .	108	4
Obligations under finance leases (see note 25)	5	5
	- - - - -	- - - - -
	1,556	1,404
Trade creditors . . . . . . . . . . . . . . . .	246	245
Other creditors . . . . . . . . . . . . . . . .	330	213
Taxation . . . . . . . . . . . . . . . . . . . .	429	193
Proposed dividends . . . . . . . . . . . . . . .	190	177
Accruals and deferred income . . . . . . . . . .	1,383	1,147
	- - - - -	- - - - -
Total . . . . . . . . . . . . . . . . . . . . .	4,134	3,379
	= = = = =	= = = = =

23.Creditors: amounts falling due after more than one year

	2001 'L'm	2000 'L'm
	- - - - -	- - - -

Borrowings
Loans repayable:
Within one to two years . . . . . . . . . . .	91	4
Within two to five years . . . . . . . . . .	506	205
After five years . . . . . . . . . . . . . .	1,500	402
Obligations under finance leases (see note 25)	11	12
	- - - - -	- - - -
	2,108	623
Other creditors . . . . . . . . . . . . . . . .	21	27
Taxation . . . . . . . . . . . . . . . . . . . .	331	197
Accruals and deferred income . . . . . . . . . .	42	26
	- - - - -	- - - -
Total . . . . . . . . . . . . . . . . . . . . .	2,502	873
	= = = = =	= = = =

24.Financial instruments

Details of the objectives, policies and strategies pursued by Reed Elsevier in relation to financial instruments are set out in Item 5: Operating and Financial Review and Prospects; Liquidity and Capital Resources -- Reed Elsevier.

For the purpose of the disclosures which follow in this note, short term debtors and creditors have been excluded, as permitted under FRS13.

Currency and interest rate profile of financial liabilities

The currency and interest rate profile of the aggregate financial liabilities of 'L'3,848m (2000 'L'2,147m), after taking account of interest rate and cross currency interest rate swaps, is set out below:

			Fixed rate financial liabilities
			- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
	Floating rate financial liabilities 'L'm	Fixed rate financial liabilities 'L'm	Weighted average interest rate	Weighted average duration (years)
	- - - - - - - - - - - -	- - - - - - - - - - -	- - - - - - - - - - - - - - - - -	- - - - - - - - - - - -

2001
U.S. dollar . . .	629	2,703	6.8%	10.7
Sterling . . . .	22	---	---	---
Euro . . . . . .	268	138	5.6%	5.2
Other currencies	88	---	---	---
	- - - - - - - - - - - -	- - - - - - - - - - -	- - - - - - - - - - - - - - - - -	- - - - - - - - - - - -
Total . . . . . .	1,007	2,841	6.8%	10.5
	= = = = = = = = = = = =	= = = = = = = = = = =	= = = = = = = = = = = = = = = = =	= = = = = = = = = = = =

			Fixed rate financial liabilities
			- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
	Floating rate financial liabilities 'L'm	Fixed rate financial liabilities 'L'm	Weighted average interest rate	Weighted average duration (years)
	- - - - - - - - - - - -	- - - - - - - - - - -	- - - - - - - - - - - - - - - - -	- - - - - - - - - - - -

2000
U.S. dollar . . .	890	779	6.8%	8.0
Sterling . . . .	43	---	---	---
Euro . . . . . .	223	141	5.6%	6.0
Other currencies	65	6	5.9%	0.7
	- - - - - - - - - - - -	- - - - - - - - - - -	- - - - - - - - - - - - - - - - -	- - - - - - - - - - - -
Total . . . . . .	1,221	926	6.6%	7.7
	= = = = = = = = = = = =	= = = = = = = = = = =	= = = = = = = = = = = = = = = = =	= = = = = = = = = = = =

Included within fixed rate financial liabilities as at 31 December 2001 are 'L'105m (2000 'L'nil) of U.S. dollar term debt and 'L'397m of interest rate swaps denominated principally in U.S. dollars that mature within one year (2000 'L'73m denominated principally in U.S. dollars).

F -- 28

24.Financial instruments -- (continued)

Currency and interest rate profile of financial assets

The currency and interest rate profile of the aggregate financial assets of 'L'616m (2000 'L'1,694m), after taking account of interest rate swaps, is set out below:

	2001		2000
	- - - - - - - - - - - - - - - - - - - - - - - - - -		- - - - - - - - - - - - - - - - - - - - - - - - - -
	Floating rate financial assets 'L'm	Non interest bearing financial assets 'L'm	Floating rate financial assets 'L'm	Non interest bearing financial assets 'L'm
	- - - - - - - - - - - -	- - - - - - - - - - -	- - - - - - - - - - - -	- - - - - - - - - - -

U.S. dollar . . .	87	147	103	67
Sterling . . . .	74	24	622	16
Euro . . . . . .	244	6	834	1
Other currencies	30	4	35	3
	- - - - - - - - - - - -	- - - - - - - - - - -	- - - - - - - - - - - -	- - - - - - - - - - -
Total . . . . . .	435	181	1,594	87
	= = = = = = = = = = = =	= = = = = = = = = = =	= = = = = = = = = = = =	= = = = = = = = = = =

At 31 December 2001, there were fixed rate financial assets of 'L'nil (2000 'L'13m denominated in U.S. dollars).

Floating rate interest rates payable on U.S. commercial paper are based on U.S. dollar commercial paper rates. Other financial assets and liabilities bear interest by reference to LIBOR or other national LIBOR equivalent interest rates.

Included within non interest bearing financial assets are 'L'175m (2000 'L'81m) of investments denominated principally in sterling and U.S. dollars which have no maturity date.

At 31 December 2001, agreements totalling 'L'357m (2000 'L'1,767m) were in place to enter into interest rate swaps and interest rate floors at future dates. Of these, individual agreements totalling 'L'207m (2000 'L'946m) were to fix the interest expense on U.S. dollar borrowings commencing in 2002 for periods of between five and six years, at a weighed average interest rate of 6.28% (2000 interest rate options totalling 'L'671m). Interest rate floors with principal amounts totalling 'L'150m and starting in 2002 protect the interest income on sterling short term investments for periods of up to a year, at a minimum rate of 4.85% (2000 interest rate swaps totalling 'L'150m).

At 31 December 2001, forward rate agreements totalling 'L'276m (2000 'L'885m) were in place. All these agreements (2000 'L'537m) were to fix the interest expense on short term U.S. dollar borrowings commencing in 2002 for periods of six months, at a weighted average interest rate of 2.82%.

Maturity profile of financial liabilities

The maturity profile of financial liabilities at 31 December comprised:

	2001	2000
	'L'm	'L'm
	- - - - -	- - - - -

Repayable:
Within one year . . . . .	1,598	1,426
Within one to two years	149	54
Within two to five years	557	237
After five years . . . .	1,544	430
	- - - - -	- - - - -
Total . . . . . . . . . .	3,848	2,147
	= = = = =	= = = = =

Financial liabilities repayable within one year include U.S. commercial paper and euro commercial paper. Short term borrowings are supported by committed facilities and by centrally managed cash and short term investments. As at 31 December 2001, a total of 'L'2,413m (2000 'L'4,497m) of committed facilities were available, of which 'L'418m was drawn and is included in financial liabilities repayable within one year. Of the total committed facilities, 'L'248m (2000 'L'2,389m) matures within one year 'L'1,724m (2000 'L'nil) within one to two years, and 'L'441m (2000 'L'2,108m) within two to three years. Included within the 2000 amount is 'L'3,154m of committed facilities arranged in anticipation of the Harcourt acquisition. Secured borrowings under finance leases were 'L'16m (2000 'L'17m).

Currency exposure

The business policy is to hedge all significant transaction exposures on monetary assets and liabilities fully and consequently there are no material currency exposures that would give rise to gains and losses in the profit and loss account in the functional currencies of the operating units.

24.Financial instruments -- (continued)

Fair values of financial assets and liabilities

The notional amount, book value and fair value of financial instruments are as follows:

	2001			2000
	- - - - - - - - - - - - - - - - - - - - - - - - - - -			- - - - - - - - - - - - - - - - - - - - - - - - - - -
	Notional amount 'L'm	Book value 'L'm	Fair value 'L'm	Notional amount 'L'm	Book value 'L'm	Fair value 'L'm
	- - - - - - - -	- - - - - -	- - - - - - - - -	- - - - - - - -	- - - - - -	- - - - - - - - -

Primary financial instruments held or issued to finance operations
Investments . . . . . . . . . . . . . . . . .		175	175		81	81
Cash . . . . . . . . . . . . . . . . . . . . .		96	96		85	85
Short term investments . . . . . . . . . . . .		339	338		1,509	1,512
Other financial assets . . . . . . . . . . . .		6	6		19	19
Short term borrowings and current portion of long term borrowings . . . . . . . . . . .		(1,556)	(1,555)		(1,404)	(1,398)
Long term borrowings . . . . . . . . . . . . .		(2,108)	(2,104)		(623)	(614)
Other financial liabilities . . . . . . . . .		(22)	(22)		(34)	(34)
Provisions . . . . . . . . . . . . . . . . . .		(162)	(162)		(86)	(86)
		- - - - - -	- - - - - - - - -		- - - - - -	- - - - - - - - -
		(3,232)	(3,228)		(453)	(435)
		- - - - - -	- - - - - - - - -		- - - - - -	- - - - - - - - -

Derivative financial instruments held to manage interest rate and currency exposure
Interest rate swaps . . . . . . . . . . . . .	1,233	(9)	(43)	1,612	(1)	(49)
Interest rate options . . . . . . . . . . . .	690	(4)	(48)	671	---	(17)
Interest rate floors . . . . . . . . . . . . .	275	---	1	---	---	---
Forward rate agreements . . . . . . . . . . .	276	---	---	885	---	(1)
Forward foreign exchange contracts . . . . . .	917	---	(2)	1,776	---	(38)
Foreign exchange options . . . . . . . . . . .	---	---	---	50	---	(1)
	- - - - - - - -	- - - - - -	- - - - - - - - -	- - - - - - - -	- - - - - -	- - - - - - - - -
	3,391	(13)	(92)	4,994	(1)	(106)
	- - - - - - - -	- - - - - -	- - - - - - - - -	- - - - - - - -	- - - - - -	- - - - - - - - -
Total financial instruments . . . . . . . . . .	3,391	(3,245)	(3,320)	4,994	(454)	(541)
	= = = = = = = =	= = = = = =	= = = = = = = = =	= = = = = = = =	= = = = = =	= = = = = = = = =

The amounts shown as the book value of derivative financial instruments represent accruals or deferred income arising from these financial instruments. The fair value of long term debt has been based on current market rates offered to Reed Elsevier for debt of the same remaining maturities. The fair values for interest rate swaps, interest rate options and forward rate agreements represent the replacement cost calculated using market rates of interest at 31 December 2001 and 2000. The fair values of all other items have been calculated by discounting expected future cash flows at market rates.

F -- 30

24.Financial instruments -- (continued)

Hedges

The unrecognised and deferred gains and losses on financial instruments used for hedging purposes as at 31 December 2001, and before taking into account gains and losses arising in the year and included in the profit and loss account, are derived as follows:

	Unrecognised		Deferred
	- - - - - - - - - - - -		- - - - - - - - - - - -
	Gains 'L'm	Losses 'L'm	Gains 'L'm	Losses 'L'm
	- - - - -	- - - - - -	- - - - -	- - - - - -

On hedges at 1 January 2001 . . . . . . . . . . . . . . . . . . . . . .	2	(108)	17	(24)
Arising in previous years included in 2001 profit and loss account . .	(2)	93	---	4
	- - - - -	- - - - - -	- - - - -	- - - - - -
Arising in previous years not included in 2001 profit and loss account	---	(15)	17	(20)
Arising in 2001 not included in 2001 profit and loss account . . . . .	3	(67)	11	(2)
	- - - - -	- - - - - -	- - - - -	- - - - - -
On hedges at 31 December 2001 . . . . . . . . . . . . . . . . . . . . .	3	(82)	28	(22)
	= = = = =	= = = = = =	= = = = =	= = = = = =
Of which:
Expected to be included in 2002 profit and loss account . . . . . . .	2	(6)	15	(14)
Expected to be included in 2003 profit and loss account or later . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	1	(76)	13	(8)
	= = = = =	= = = = = =	= = = = =	= = = = = =

25. Obligations under leases

Future finance lease obligations are:

	2001 'L'm	2000 'L'm
	- - - -	- - - -

Repayable:
Within one year . . . . . . . . . . . . . . . . . . . . . . .	7	6
Within one to two years . . . . . . . . . . . . . . . . . . .	3	4
Within two to five years . . . . . . . . . . . . . . . . . .	2	1
After five years . . . . . . . . . . . . . . . . . . . . . .	9	11
Less: interest charges allocated to future periods . . . . . .	(5)	(5)
	- - - -	- - - -
Total . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	16	17
	= = = =	= = = =
Obligations falling due within one year (see note 22) . . . . .	5	5
Obligations falling due after more than one year (see note 23)	11	12
	- - - -	- - - -
Total . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	16	17
	= = = =	= = = =

Annual commitments under operating leases are:

	2001 'L'm	2000 'L'm
	- - - -	- - - -

On leases expiring:
Within one year . . . . .	19	4
Within two to five years	41	31
After five years . . . .	63	38
	- - - -	- - - -
Total . . . . . . . . . .	123	73
	= = = =	= = = =

Of the above annual commitments, 'L'119m relates to land and buildings (2000 'L'71m) and 'L'4m to other leases (2000 'L'2m).

26.Provisions for liabilities and charges

	Surplus property 'L'm	Deferred taxation liabilities 'L'm	Lease guarantees 'L'	Other 'L'm	Total 'L'm
	- - - - - - - -	- - - - - - - - - - -	- - - - - - - - - -	- - - - -	- - - - -

At 1 January 2001 . . . . . . . .	84	79	---	7	170
Acquisitions . . . . . . . . . .	---	14	104	---	118
Transfers . . . . . . . . . . . .	---	(6)	---	(4)	(10)
Provided . . . . . . . . . . . .	---	29	---	---	29
Utilised . . . . . . . . . . . .	(10)	(1)	(18)	(3)	(32)
Exchange translation differences	2	3	---	---	5
	- - - - - - - -	- - - - - - - - - - -	- - - - - - - - - -	- - - - -	- - - - -
At 31 December 2001 . . . . . . .	76	118	86	---	280
	= = = = = = = =	= = = = = = = = = = =	= = = = = = = = = =	= = = = =	= = = = =

A new financial reporting standard, FRS19: Deferred tax, has been adopted during the year. Under the previously applicable accounting standard, certain deferred taxation assets could be set off against deferred taxation liabilities. Under FRS19 these balances are required to be shown as debtors falling due after more than one year. Comparatives have been restated accordingly.

The surplus property provision relates to lease obligations for various periods up to 2012 and represents estimated sub-lease shortfalls in respect of properties which have been, or are in the process of being, vacated.

The provision for lease guarantees represents amounts provided in respect of guarantees given by Harcourt General, Inc in favour of a former subsidiary, GC Companies, Inc. for certain property leases for various periods up to 2016.

The net provision for deferred taxation comprises:

	2001 'L'm	2000 'L'm
	- - - -	- - - -

Deferred taxation liabilities
Excess of tax allowances over related amortisation . . . .	41	---
Pension prepayment . . . . . . . . . . . . . . . . . . . .	38	37
Short term timing differences . . . . . . . . . . . . . . .	39	42
	- - - -	- - - -
	118	79
Deferred taxation assets (see note 20)
Excess of amortisation over related tax allowances . . . .	(6)	(8)
Short term timing differences . . . . . . . . . . . . . . .	(201)	(34)
Tax losses carried forward . . . . . . . . . . . . . . . .	(37)	---
	- - - -	- - - -
	(244)	(42)
	- - - -	- - - -
Total . . . . . . . . . . . . . . . . . . . . . . . . . . . .	(126)	37
	= = = =	= = = =
Net provision at 1 January . . . . . . . . . . . . . . . . .	37	36
Acquisitions . . . . . . . . . . . . . . . . . . . . . . . .	8	(2)
Transfers . . . . . . . . . . . . . . . . . . . . . . . . . .	(96)	7
Deferred tax credit in profit and loss account (see note 10)	(79)	(5)
Exchange translation differences . . . . . . . . . . . . . .	4	1
	- - - -	- - - -
Net provision at 31 December . . . . . . . . . . . . . . . .	(126)	37
	= = = =	= = = =

27.Contingent liabilities

There are contingent liabilities amounting to 'L'7m (2000 'L'10m) in respect of borrowings of former subsidiaries and 'L'143m in respect of lease guarantees, in excess of provided amounts, given by Harcourt General, Inc in favour of GC Companies, Inc. (see note 26).

28.Combined shareholders' funds

	Combined share capitals 'L'm	Combined share premium accounts 'L'm	Combined reserves 'L'm	Total 'L'm
	- - - - - - - -	- - - - - - - -	- - - - - - - -	- - - - -

At 31 December 1998 . . . . . . . . . . . . . . . . . . . . . . . . . .	168	353	1,609	2,130
Loss attributable to parent companies' shareholders . . . . . . . . . .	---	---	(63)	(63)
Equity dividends paid and proposed . . . . . . . . . . . . . . . . . .	---	---	(234)	(234)
Issue of ordinary shares, less capital redemptions . . . . . . . . . .	(4)	9	---	5
Exchange translation differences . . . . . . . . . . . . . . . . . . .	4	(21)	34	17
	- - - - - - - -	- - - - - - - -	- - - - - - - -	- - - - -
At 31 December 1999 . . . . . . . . . . . . . . . . . . . . . . . . . .	168	341	1,346	1,855
Profit attributable to parent companies' shareholders . . . . . . . . .	---	---	33	33
Equity dividends paid and proposed . . . . . . . . . . . . . . . . . .	---	---	(245)	(245)
Issue of ordinary shares, net of expenses and less capital redemptions	17	1,268	---	1,285
Exchange translation differences . . . . . . . . . . . . . . . . . . .	---	12	101	113
	- - - - - - - -	- - - - - - - -	- - - - - - - -	- - - - -
At 31 December 2000 . . . . . . . . . . . . . . . . . . . . . . . . . .	185	1,621	1,235	3,041
Profit attributable to parent companies' shareholders . . . . . . . . .	---	---	126	126
Equity dividends paid and proposed . . . . . . . . . . . . . . . . . .	---	---	(269)	(269)
Issue of ordinary shares, net of expenses . . . . . . . . . . . . . . .	---	22	---	22
Exchange translation differences . . . . . . . . . . . . . . . . . . .	(1)	(14)	12	(3)
	- - - - - - - -	- - - - - - - -	- - - - - - - -	- - - - -
At 31 December 2001 . . . . . . . . . . . . . . . . . . . . . . . . . .	184	1,629	1,104	2,917
	= = = = = = = =	= = = = = = = =	= = = = = = = =	= = = = =

Combined share capital excludes the shares of Elsevier held by Reed International.

Combined reserves include a 'L'4m (2000 'L'4m) capital redemption reserve following the redemption of non equity shares in Reed International in 1999.

29.U.S. accounting information

Summary of the principal differences between U.K. and Dutch GAAP and U.S. GAAP

The combined financial statements are prepared in accordance with U.K. and Dutch GAAP, which differ in certain significant respects from U.S. GAAP. The principal differences that affect net income and combined shareholders' funds are explained below and their approximate effect is shown on pages F-35 and F- 36.

Goodwill and other intangible assets

In 1998, Reed Elsevier adopted the new U.K. financial reporting standard FRS10: Goodwill and Intangible Assets, and accordingly changed its accounting policy for goodwill and intangible assets. Under this policy, for the fiscal years ended 31 December 1998 to 31 December 2000, and retrospectively for prior years, goodwill and intangible assets were amortised through the profit and loss account over their estimated useful lives, up to a maximum of 20 years. In view of this and the determination of appropriate prudent asset lives, the remaining asset lives for U.S. GAAP purposes were reviewed and determined consistently with those adopted for the new U.K. and Dutch GAAP treatment. This re-evaluation of asset lives under U.S. GAAP increased the periodic amortisation charge, as the unamortised value of existing assets, which were previously being amortised over periods up to 40 years, were amortised over shorter periods.

As explained in the Accounting Policies, on pages F-8 and F-9, the maximum estimated useful life of goodwill and intangible assets has been reassessed as 40 years for the 2001 financial statements under U.K. and Dutch GAAP. Under the new U.S. accounting standard SFAS 142: Goodwill and Other Intangible Assets, no amortisation has been charged on goodwill arising on the Harcourt acquisition and other acquisitions completed after 30 June 2001. Other goodwill and intangible assets are being amortised over periods up to 40 years, consistently with the periods adopted under U.K. and Dutch GAAP.

The gross cost under U.S. GAAP, as at 31 December 2001, of goodwill is 'L'4,860m (2000 'L'3,757m; 1999 'L'3,042m) and of other intangible assets is 'L'5,583m (2000 'L'3,900m; 1999 'L'3,285m). Accumulated amortisation under U.S. GAAP, as at 31 December 2001, of goodwill is 'L'1,414m (2000 'L'1,497m; 1999 'L'1,180m) and of other intangible assets is 'L'1,131m (2000 'L'1,402m; 1999 'L'1,174m).

Deferred taxation

The combined businesses provide in full for timing differences using the liability method. Under U.S. GAAP, deferred taxation is provided on all temporary differences under the liability method subject to a valuation allowance on deferred tax assets where applicable, in accordance with SFAS 109: Accounting for Income Taxes. The most significant adjustment to apply SFAS 109 arises on acquired intangible assets for which amortisation is not tax deductible. Under the timing difference approach applied under U.K. and Dutch GAAP, no such liability would be recognised.

29.U.S. accounting information -- (continued)

Pensions

The combined businesses account for pension costs under the rules set out in SSAP24: Accounting for Pension Costs. Its objectives and principles are broadly in line with SFAS 87: Employers' Accounting for Pensions. However, SSAP24 is less prescriptive in the application of the actuarial methods and assumptions to be applied in the calculation of pension assets, liabilities and costs.

Under U.S. GAAP, plan assets are valued by reference to market-related values at the date of the financial statements. Liabilities are assessed using the rate of return obtainable on fixed or inflation-linked bonds. Under U.K. and Dutch GAAP, pension plan assets and liabilities are based on the results of the latest actuarial valuation. Pension assets are valued at the discounted present value determined by expected future income. Liabilities are assessed using the expected rate of return on plan assets.

Stock based compensation

Under U.S. GAAP, the combined businesses apply the accounting requirements of Accounting Principle Board Opinion No. 25: Accounting for Stock Issued to Employees (``APB 25'') and related interpretations in accounting for stock based compensation. Under APB 25 compensatory plans with performance criteria qualify as variable plans, for which total compensation cost must be recalculated each period based on the current share price. The total compensation cost is amortised over the vesting period. Under U.K. and Dutch GAAP, compensation cost is determined using the share price on the date of grant.

Also under U.S. GAAP, SFAS 123: Accounting for Stock Based Compensation establishes a fair value based method of computing compensation cost. It encourages the application of this method in the profit and loss account but, where APB 25 is applied, the proforma effect on net income must be disclosed.

The disclosure only provisions of SFAS 123 have been adopted. If compensation costs based on fair value at the grant date had been recognised in the profit and loss account, net income under U.S. GAAP would have been reduced by 'L'22m in 2001 (2000 'L'23m; 1999 'L'5m).

Derivative instruments

Under U.S. GAAP, SFAS 133: Accounting for Derivative Instruments and Hedging Activities requires all derivative instruments to be carried at fair value on the balance sheet. Changes in fair value are accounted for through the profit and loss account or comprehensive income statement, depending on the derivative's designation and effectiveness as a hedging instrument. Certain derivative instruments used by Reed Elsevier have not been designated as qualifying hedge instruments under SFAS 133 and, accordingly, a charge to net income is recorded under U.S. GAAP for the changes in the fair value of those derivative instruments. Under U.K. and Dutch GAAP, derivative instruments intended as hedges are recorded at appropriate historical cost amounts, with fair values shown as a disclosure item. SFAS 133 was effective from 1 January 2001 resulting in a cumulative transition adjustment of 'L'1m loss to U.S. GAAP net income and 'L'86m loss in other comprehensive income.

Equity dividends

Under U.K. and Dutch GAAP, dividends are provided for in the year in respect of which they are proposed by the directors. Under U.S. GAAP, such dividends would not be provided for until they are formally declared by the directors.

Exceptional items

Exceptional items are material items within the combined businesses' ordinary activities which, under U.K. and Dutch GAAP, are required to be disclosed separately due to their size or incidence. These items do not qualify as extraordinary under U.S. GAAP and are considered a part of operating results.

Adjusted earnings

In the combined financial statements adjusted profit and cash flow measures are presented as permitted by U.K. and Dutch GAAP as an additional performance measure. U.S. GAAP does not permit the presentation of alternative earnings measures. Accordingly, adjusted profit is not regarded as an alternative performance measure under U.S. GAAP.

Acquisition accounting

Under U.K. and Dutch GAAP, severance and integration costs in relation to acquisitions are expensed as incurred and, depending on their size and incidence, these costs may be disclosed as exceptional items charged to operating profit. Under U.S. GAAP, certain integration costs may be provided as part of purchase accounting adjustments on acquisition.

Employee Benefit Trust shares

Under U.K. and Dutch GAAP, shares held by the Reed Elsevier Employee Benefit Trust (``EBT'') are classified as fixed asset investments. Under U.S. GAAP, shares held by the EBT are treated as a reduction in shareholders' funds.

Available for sale investments

Under U.K. and Dutch GAAP, investments in marketable securities are recorded at historical cost less provision for impairment in value. Under U.S. GAAP, investments classified as available for sale are reported at fair value, with unrealised gains or losses reported as a separate component of shareholders' funds.

29.U.S. accounting information -- (continued)

Short term obligations expected to be refinanced

Under U.S. GAAP, where it is expected to refinance short term obligations on a long term basis and this is supported by an ability to consummate the refinancing, such short term obligations should be excluded from current liabilities and shown as long term obligations. Under U.K. and Dutch GAAP, such obligations can only be excluded from current liabilities where, additionally, the debt and facility are under a single agreement or course of dealing with the same lender or group of lenders. Short term obligations at 31 December 2001 of 'L'1,551m (2000 'L'1,101m; 1999 'L'395m) would thus be excluded from current liabilities under U.S. GAAP and shown as long term obligations.

Recently issued accounting pronouncements

During 2001 the U.K. standard FRS17: Retirement Benefits was introduced. FRS17 requires additional disclosures until full implementation is mandatory in 2003. The additional disclosures for 2001 are given in note 6 to the financial statements. The net impact on the profit and loss account, were the accounting requirements of FRS17 to be applied for 2002, is not expected to be material and would not affect cash flow. FRS17 differs from U.S. GAAP which does not require the immediate recognition of actuarial gains and losses, but instead allows the amortisation of actuarial gains and losses to be recognised in net income.

SFAS 141: Business Combinations and SFAS 142: Goodwill and Other Intangible Assets were issued in June 2001. SFAS 141 eliminates the pooling-of-interests method and addresses the accounting for negative goodwill. It is effective for business combinations completed after 30 June 2001 and, subject to transitional provisions, retrospectively to prior business combinations. Adoption of the standard has had no material impact on the accounting for business combinations completed prior to 1 July 2001. SFAS 142 states that goodwill should not be amortised but should be tested for impairment at least annually at a reporting unit level. The statement is effective for financial years beginning after 15 December 2001, except for goodwill and intangible assets acquired after 30 June 2001, which should be accounted for in accordance with the provisions of SFAS 142. The goodwill and intangible assets arising on the Harcourt and other acquisitions completed after 30 June 2001 have been accounted for under U.S. GAAP in accordance with the transitional provisions of SFAS 142. The impact of full adoption of SFAS 142 cannot be reasonably estimated at this time.

SFAS 143: Accounting for Asset Retirement Obligations was issued in June 2001 and is effective for financial years beginning after 15 June 2002. The statement requires that the fair value of a liability for an asset retirement obligation be recognised in the period in which it is incurred if a reasonable estimate of the fair value can be made. The associated asset retirement costs are capitalised as part of the carrying value of the relevant long-lived asset. The impact of adopting the standard cannot be reasonably estimated at this time.

SFAS 144: Accounting for the Impairment or Disposal of Long-Lived Assets was issued in August 2001 and is effective for financial years beginning after 15 December 2001. The statement addresses the measurement and presentation of long-lived assets and the method to be used when considering possible impairment. It also eliminates the exception to consolidation for a subsidiary for which control is likely to be temporary. The impact of adopting the standard cannot be reasonably estimated at this time.

Effects on net income of material differences between U.K. and Dutch GAAP and U.S. GAAP

	2001 'L'm	2000 'L'm	1999 'L'm
	- - - -	- - - -	- - - -

Net income/(loss) under U.K. and Dutch GAAP . . . . .	126	33	(63)
U.S. GAAP adjustments:
Amortisation of goodwill and other intangible assets	(74)	(78)	(83)
Deferred taxation . . . . . . . . . . . . . . . . . .	(43)	85	67
Pensions . . . . . . . . . . . . . . . . . . . . . .	46	22	6
Stock based compensation . . . . . . . . . . . . . .	(15)	---	---
Derivative instruments . . . . . . . . . . . . . . .	(56)	---	---
Other items . . . . . . . . . . . . . . . . . . . . .	(4)	(2)	---
	- - - -	- - - -	- - - -
Net (loss)/income under U.S. GAAP . . . . . . . . . .	(20)	60	(73)
	= = = =	= = = =	= = = =
Analysed:
Continuing operations . . . . . . . . . . . . . . . .	(20)	60	(73)
	= = = =	= = = =	= = = =

29.U.S. accounting information -- (continued)

Effects on combined shareholders' funds of material differences between U.K. and Dutch GAAP and U.S. GAAP

	2001 'L'm	2000 'L'm
	- - - - -	- - - - -

Combined shareholders' funds under U.K. and Dutch GAAP	2,917	3,041
U.S. GAAP adjustments:
Goodwill and other intangible assets . . . . . . . .	1,151	604
Deferred taxation . . . . . . . . . . . . . . . . . .	(860)	(203)
Pensions . . . . . . . . . . . . . . . . . . . . . .	132	86
Derivative instruments . . . . . . . . . . . . . . .	(79)	---
Unrealised gains on available for sale investments .	36	1
Equity dividends not declared in the period . . . . .	190	177
Other items . . . . . . . . . . . . . . . . . . . . .	(20)	1
	- - - - -	- - - - -
Combined shareholders' funds under U.S. GAAP . . . . .	3,467	3,707
	= = = = =	= = = = =

Harcourt acquisition

As explained in note 14 to the combined financial statements, on 12 July 2001 Reed Elsevier plc acquired, through a U.S. subsidiary, Reed Elsevier Inc., the whole of the common stock and Series A cumulative convertible stock of Harcourt General, Inc. On 13 July 2001, Reed Elsevier Inc. sold the Harcourt Higher Education business and the Corporate & Professional Service businesses (other than educational and clinical testing) to The Thomson Corporation. Following the on-sale, Reed Elsevier Inc. has acquired Harcourt's Science, Technical & Medical business and its U.S. Schools Education and Testing businesses.

The total cost of the acquisition, including capitalised transaction costs, was 'L'3,084m. The goodwill arising on the acquisition was 'L'1,251m, of which 'L'561m relates to the Science & Medical segment and 'L'690m relates to the Education segment. This goodwill is not tax deductible. The intangible assets acquired, principally publishing rights, imprints and brand names, have been attributed a fair value of 'L'1,658m.

The weighted average useful economic life of intangible assets is considered to be approximately 40 years. 'L'817m relates to trade names, trade marks, imprints and titles, which are considered to have an indefinite useful economic life and are not subject to amortisation under U.S. GAAP. The remaining 'L'841m primarily comprises content and journal subscriber bases, which are considered to have a weighted average useful economic life under U.S. GAAP of approximately 12 years.

Proforma information for the enlarged group, including the Harcourt STM and Education and Testing businesses only, for the two years ended 31 December 2001, which has been prepared on the basis of Reed Elsevier's U.K. and Dutch GAAP accounting policies and as if the acquisition had taken place on 1 January 2000, is set out below:

	2001	2000
	'L'm	'L'm
	- - - - -	- - - - -

Turnover .	5,259	4,943
Net income	135	81
	= = = = =	= = = = =

Included within net income above are material, non-recurring amounts, which would be disclosed as exceptional items under U.K. and Dutch GAAP, totalling a net gain of 'L'9m in 2001 and a net loss of 'L'17m in 2000. The proforma net income for 2001 includes exceptional Harcourt related acquisition integration costs. No such costs are included in the 2000 proforma net income.

Cash Flow Information

Cash flows under U.K. and Dutch GAAP in respect of taxation, returns on investment, dividends received from joint ventures and servicing of finance would be included within operating activities under SFAS 95. Under SFAS 95 cash is aggregated for cash flow statements with cash equivalents, being short term investments with original maturities of three months or less.

Under U.S. GAAP, the following amounts would be reported:

	2001 'L'm	2000 'L'm	1999 'L'm
	- - - - - -	- - - - -	- - - -

Net cash provided by operating activities (including joint ventures)	927	605	584
Net cash used in investing activities . . . . . . . . . . . . . . . .	(2,368)	(899)	(286)
Net cash provided/(used) in financing activities . . . . . . . . . .	282	1,531	(341)
	- - - - - -	- - - - -	- - - -
Net (decrease)/increase in cash and cash equivalents . . . . . . . .	(1,159)	1,237	(43)
	= = = = = =	= = = = =	= = = =
Reconciliation of cash and cash equivalents:
Cash under U.K. and Dutch GAAP . . . . . . . . . . . . . . . . . .	96	85	79
Current asset investments with original maturity within 3 months .	339	1,509	268
	- - - - - -	- - - - -	- - - -
Cash and cash equivalents under U.S. GAAP . . . . . . . . . . . . . .	435	1,594	347
	= = = = = =	= = = = =	= = = =

29.U.S. accounting information -- (continued)

Comprehensive Income Information

SFAS 130: Reporting Comprehensive Income, requires that all items that are required to be recognised as components of comprehensive income under U.S. accounting standards are reported in a separate financial statement. Under U.S. GAAP, the comprehensive loss for the year ended 31 December 2001 would be 'L'4m (2000 'L'182m gain; 1999 'L'46m loss). Comprehensive income under U.S. GAAP comprises net income for the financial year, adjustments to the fair value of available for sale investments, derivative instruments and exchange translation differences.

Under U.S. GAAP, the following amounts would be reported:

	2001 'L'm	2000 'L'm	1999 'L'm
	- - - -	- - - -	- - - -

Net (loss)/income under U.S. GAAP . . . . . . . . . . .	(20)	60	(73)
Other comprehensive income (net of tax):
Unrealised gains on available for sale investments . .	35	---	(2)
Derivative instruments . . . . . . . . . . . . . . . .	(20)	---	---
Cumulative transition adjustment as at 1 January 2001	(86)	---	---
Amounts taken to net income during the year . . . . .	66	---	---
Exchange translation differences . . . . . . . . . . .	1	122	29
	- - - -	- - - -	- - - -
Comprehensive (loss)/income under U.S. GAAP . . . . . .	(4)	182	(46)
	= = = =	= = = =	= = = =

Pensions-- U.K. Scheme

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

The scheme is funded to cover future pension liabilities, including expected future earnings and pension increases, in respect of service up to the balance sheet date. The net pension credits in respect of this scheme calculated in accordance with SFAS 87 were as follows:

	2001 'L'm	2000 'L'm	1999 'L'm
	- - - -	- - - -	- - - -

Service costs --- benefits earned during the year	31	36	34
Interest cost on projected benefit obligations .	73	67	66
Expected return on plan assets . . . . . . . . . .	(107)	(103)	(99)
Net amortisation and deferral . . . . . . . . . .	(40)	(15)	(6)
	- - - -	- - - -	- - - -
Net periodic pension credits . . . . . . . . . . .	(43)	(15)	(5)
	= = = =	= = = =	= = = =

The following table sets forth the funded status under SFAS 87 of the main U.K. scheme:

	2001 'L'm	2000 'L'm	1999 'L'm
	- - - - - -	- - - - - -	- - - - - -

Projected benefit obligation . . .	(1,335)	(1,259)	(1,301)
Plan assets at fair value . . . . .	1,566	1,747	1,776
	- - - - - -	- - - - - -	- - - - - -
Excess of plan assets . . . . . . .	231	488	475
Unrecognised net loss/(gain) . . .	8	(272)	(269)
Unrecognised net transition asset	(26)	(34)	(43)
Unrecognised prior service cost .	27	15	19
	- - - - - -	- - - - - -	- - - - - -
Prepaid pension cost . . . . . . .	240	197	182
	= = = = = =	= = = = = =	= = = = = =

29.U.S. accounting information -- (continued)

	2001 'L'm	2000 'L'm	1999 'L'm
	- - - - -	- - - - -	- - - - -

Projected benefit obligation
Balance at 1 January . . . .	1,259	1,301	1,205
Service cost . . . . . . .	31	36	34
Interest cost . . . . . . .	73	67	66
Prior service cost . . . .	---	4	---
Plan amendments . . . . . .	20	---	---
Actuarial (gain)/loss . . .	(2)	(91)	55
Contributions . . . . . . .	4	---	3
Disbursements . . . . . . .	(50)	(58)	(62)
	- - - - -	- - - - -	- - - - -
Balance at 31 December . . .	1,335	1,259	1,301
	= = = = =	= = = = =	= = = = =

	2001 'L'm	2000 'L'm	1999 'L'm
	- - - - -	- - - - -	- - - - -

Fair value of assets
Balance at 1 January .	1,747	1,776	1,530
Actual return . . . .	(135)	25	305
Contributions . . . .	4	4	3
Disbursements . . . .	(50)	(58)	(62)
	- - - - -	- - - - -	- - - - -
Balance at 31 December	1,566	1,747	1,776
	= = = = =	= = = = =	= = = = =

	2001 'L'm	2000 'L'm	1999 'L'm
	- - - -	- - - -	- - - -

Prepaid pension cost
Balance at 1 January .	197	182	177
Net periodic credit	43	15	5
	- - - -	- - - -	- - - -
Balance at 31 December	240	197	182
	= = = =	= = = =	= = = =

The principal assumptions used were:

	2001 'L'm	2000 'L'm	1999 'L'm
	- - - - -	- - - - -	- - - - -

Discount rate . .	5.50%	5.90%	5.25%
Salary increases	4.50%	4.70%	5.00%
Investment return	6.30%	6.20%	6.50%
Pension increases	2.50%	2.70%	3.00%

Plan assets are invested primarily in equities, index-linked securities and liquid assets.

Pensions-- U.S. Schemes

The main U.S. pension schemes cover approximately 21,500 (2000 14,000) of the U.S. employees. The increase in the number of employees covered, compared with the prior year, is primarily a result of the Harcourt acquisition. The benefits are based on years of service and the employees' compensation. The funding policy is to contribute at least the minimum legally required amount. The net pension costs in respect of this scheme calculated in accordance with SFAS 87 were as follows:

	2001 'L'm	2000 'L'm	1999 'L'm
	- - - -	- - - -	- - - -

Service costs --- benefits earned during the year	23	18	18
Interest cost on projected benefit obligations .	19	15	12
Expected return on plan assets . . . . . . . . . .	(21)	(16)	(14)
Net amortisation and deferral . . . . . . . . . .	(1)	(1)	---
Recognised net actuarial loss . . . . . . . . . .	---	(1)	---
	- - - -	- - - -	- - - -
Net periodic pension cost . . . . . . . . . . . .	20	15	16
	= = = =	= = = =	= = = =

29.U.S. accounting information -- (continued)

The following table sets forth the funded status under SFAS 87 of the principal U.S. schemes including unfunded non-qualifying plans:

	2001 'L'm	2000 'L'm	1999 'L'm
	- - - -	- - - -	- - - -

Projected benefit obligation . . . . . .	(323)	(202)	(159)
Plan assets at fair value . . . . . . .	266	184	175
	- - - -	- - - -	- - - -
(Deficit)/excess of plan assets . . . .	(57)	(18)	16
Unrecognised net actuarial loss/(gain)	34	(20)	(48)
Unrecognised prior service cost . . . .	1	(8)	(9)
	- - - -	- - - -	- - - -
Accrued pension cost . . . . . . . . . .	(22)	(46)	(41)
	= = = =	= = = =	= = = =

	2001 'L'm	2000 'L'm	1999 'L'm
	- - - -	- - - -	- - - -

Projected benefit obligation
Balance at 1 January . . . . . . .	202	159	167
Service cost . . . . . . . . . .	23	18	18
Interest cost . . . . . . . . . .	19	15	12
Plan amendments . . . . . . . . .	9	1	---
Actuarial loss/(gain) . . . . . .	20	13	(29)
Business combinations . . . . . .	85	(7)	---
Disbursements . . . . . . . . . .	(14)	(11)	(9)
Settlements and curtailments . .	(24)	---	---
Exchange translation adjustments	3	14	---
	- - - -	- - - -	- - - -
Balance at 31 December . . . . . .	323	202	159
	= = = =	= = = =	= = = =

	2001 'L'm	2000 'L'm	1999 'L'm
	- - - -	- - - -	- - - -

Fair value of assets
Balance at 1 January . . . . . . .	184	175	160
Actual return . . . . . . . . . .	(12)	1	20
Contributions . . . . . . . . . .	37	12	4
Business combinations . . . . . .	87	(8)	---
Disbursements . . . . . . . . . .	(13)	(11)	(9)
Settlements and curtailments . .	(22)	---	---
Exchange translation adjustments	5	15	---
	- - - -	- - - -	- - - -
Balance at 31 December . . . . . .	266	184	175
	= = = =	= = = =	= = = =

	2001 'L'm	2000 'L'm	1999 'L'm
	- - - -	- - - -	- - - -

Accrued pension cost
Balance at 1 January . . . . . . .	(46)	(41)	(27)
Additional obligations . . . . .	---	---	(2)
Net periodic cost . . . . . . . .	(20)	(15)	(16)
Contributions . . . . . . . . . .	37	12	4
Disbursements . . . . . . . . . .	1	---	---
Business combinations . . . . . .	4	---	---
Settlements and curtailments . .	2	---	---
Exchange translation adjustments	---	(2)	---
	- - - -	- - - -	- - - -
Balance at 31 December . . . . . .	(22)	(46)	(41)
	= = = =	= = = =	= = = =

29.U.S. accounting information -- (continued)

The principal assumptions used were:

	2001	2000	1999
	- - - - -	- - - - -	- - - - -

Discount rate . .	7.25%	7.50%	8.00%
Salary increases	4.50%	4.50%	4.50%
Investment return	9.00%	9.00%	9.25%

Plan assets are invested primarily in listed stocks and U.S. bonds.

Borrowings	2001 'L'm	2000 'L'm
	- - - - -	- - - - -

Bank loans, overdrafts and commercial paper
Drawn under facilities expiring in year to 31 December
2001 . . . . . . . . . . . . . . . . . . . . . . . .	---	165
2003 . . . . . . . . . . . . . . . . . . . . . . . .	345	---
2004 . . . . . . . . . . . . . . . . . . . . . . . .	96	---
Commercial paper . . . . . . . . . . . . . . . . . . .	1,002	1,230
	- - - - -	- - - - -
Total . . . . . . . . . . . . . . . . . . . . . . . . .	1,443	1,395
	= = = = =	= = = = =

	Currency	Year end interest rates %	2001 'L'm	2000 'L'm
	- - - - - - - - - -	- - - - - - - - - - - - -	- - - - -	- - - -

Other loans and finance leases
Public Notes 2002 . . . . . . . . . . . .	U.S. dollar	8.25	104	---
Private Placement 2003 . . . . . . . . .	U.S. dollar	8.50	86	84
Public Notes 2005 . . . . . . . . . . . .	U.S. dollar	7.00	104	101
Loan Notes 2005 . . . . . . . . . . . . .	Sterling	3.85	18	20
Public Notes 2006 . . . . . . . . . . . .	U.S. dollar	6.13	379	---
Swiss Domestic Bond 2007 . . . . . . . .	U.S. dollar	4.38	207	201
Public Notes 2007 . . . . . . . . . . . .	U.S. dollar	6.70	110	---
Public Notes 2008 . . . . . . . . . . . .	U.S. dollar	5.75	304	---
Public Notes 2011 . . . . . . . . . . . .	U.S. dollar	6.75	379	---
Public Notes 2022 . . . . . . . . . . . .	U.S. dollar	8.88	45	---
Private Placement 2023 . . . . . . . . .	U.S. dollar	6.63	104	101
Public Debentures 2025 . . . . . . . . .	U.S. dollar	7.50	104	101
Public Notes 2027 . . . . . . . . . . . .	U.S. dollar	7.20	132	---
Public Notes 2097 . . . . . . . . . . . .	U.S. dollar	7.30	95	---
Convertible Subordinated Debentures 2011	U.S. dollar	6.50	29	---
Finance leases . . . . . . . . . . . . .	Various	Various	16	17
Miscellaneous . . . . . . . . . . . . . .	Euro	Various	5	7
			- - - - -	- - - -
Total . . . . . . . . . . . . . . . . . .			2,221	632
			= = = = =	= = = =

Interest rates disclosed above are those on the underlying borrowings and do not take account of net interest on interest rate swaps (see note 24).

29.U.S. accounting information -- (continued)

	Bank loans, overdrafts and commercial paper 'L'm	Other loans and finance leases 'L'm	Total 'L'm
	- - - - - - - - - - - - - - -	- - - - - - - - - -	- - - - -

Analysis by year of repayment
Within 1 year . . . . . . . .	1,443	113	1,556
	- - - - - - - - - - - - - - -	- - - - - - - - - -	- - - - -
Within 1 to 2 years . . . . .	---	94	94
Within 2 to 3 years . . . . .	---	2	2
Within 3 to 4 years . . . . .	---	123	123
Within 4 to 5 years . . . . .	---	384	384
Thereafter . . . . . . . . . .	---	1,505	1,505
	- - - - - - - - - - - - - - -	- - - - - - - - - -	- - - - -
	---	2,108	2,108
	- - - - - - - - - - - - - - -	- - - - - - - - - -	- - - - -
Total . . . . . . . . . . . .	1,443	2,221	3,664
	= = = = = = = = = = = = = = =	= = = = = = = = = =	= = = = =

	Expiring within 1 year 'L'm	Expiring after 1 year 'L'm	Total 'L'm
	- - - - - - - - - - - -	- - - - - - - - - - -	- - - - -

Bank facilities at 31 December 2001
Overdraft . . . . . . . . . . . . .	74	---	74
Uncommitted lines of credit . . . .	159	---	159
Committed facilities . . . . . . . .	248	2,165	2,413

Of the 'L'2,165m committed facilities expiring after one year, 'L'345m was drawn and is included in financial liabilities repayable within one year, and 'L'73m was utilised by way of letters of credit which support short term borrowings.

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

	2001	2000
	- - - -	- - - -

Short term loans, overdrafts and commercial paper
Weighted average interest rate during year . . . .	5.5%	6.1%
Year end weighted average interest rate . . . . .	3.0%	6.2%

The weighted average interest rate for the year was computed by dividing actual interest expense for the year by the average month-end amounts outstanding for short term bank loans and commercial paper.

Finance leases

At 31 December 2001 tangible fixed assets included gross costs of 'L'23m (2000 'L'36m) and accumulated depreciation of 'L'7m (2000 'L'19m) in respect of assets held under finance leases.

Operating leases

At 31 December 2001, future minimum lease payments under operating leases that have initial or remaining lease terms in excess of one year were as follows:

'L'm
- - - -

Within 1 year	104
Within 1 to 2 years	110
Within 2 to 3 years	102
Within 3 to 4 years	89
Within 4 to 5 years	77
Thereafter	371
- - - -
Total	853
= = = =

Derivative instruments

No gain or loss was recognised in earnings during the year as a result of changes in the value of fair value hedges. All fair value hedges were effective and no component of the derivative instruments' gain or loss was excluded from the assessment of hedge effectiveness.

SCHEDULE II

VALUATION AND QUALIFYING ACCOUNTS

	Balance at beginning of year	Cost and expenses	Other movements[u](1)	Deductions	Balance at end of year
	'L'm	'L'm	'L'm	'L'm	'L'm
	- - - - - - - - - - -	- - - - - - - -	- - - - - - - - - - - - - - -	- - - - - - - - - -	- - - - - - -

Year ended 31 December 1999
Allowance for doubtful receivables	45	14	---	(13)	46
Year ended 31 December 2000
Allowance for doubtful receivables	46	18	2	(19)	47
Year ended 31 December 2001
Allowance for doubtful receivables	47	21	29	(15)	82

Year ended 31 December 1999
Provisions against inventories . .	39	5	---	(2)	42
Year ended 31 December 2000
Provisions against inventories . .	42	6	---	(5)	43
Year ended 31 December 2001
Provisions against inventories . .	43	6	59	(7)	101

[u](1)Other movements in the year include the acquisition of Harcourt and exchange rate movements.

F -- 42

REED INTERNATIONAL P.L.C.
CONSOLIDATED FINANCIAL STATEMENTS

F -- 43

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of Reed International P.L.C.

We have audited the accompanying consolidated balance sheets of Reed International P.L.C. and its subsidiaries as of 31 December 2001 and 2000, and the related consolidated profit and loss accounts and statements of total recognised gains and losses, reconciliations of shareholders' funds and cash flow statements for the three years ended 31 December 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Reed International P.L.C. and its subsidiaries at 31 December 2001 and 2000 and the results of their operations and their cash flows for the three years ended 31 December 2001 in conformity with accounting principles generally accepted in the United Kingdom (which differ in certain material respects from accounting principles generally accepted in the United States of America --- see note 22).

DELOITTE & TOUCHE
Chartered Accountants & Registered Auditors
London, England
20 February 2002

F -- 44

REED INTERNATIONAL P.L.C.
CONSOLIDATED PROFIT AND LOSS ACCOUNT
FOR THE YEAR ENDED 31 DECEMBER 2001

		2001	2000	1999
	Note	'L'm	'L'm	'L'm
		- - - - - -	- - - - - -	- - - - - -

Turnover
Including share of turnover of joint ventures . . . . . . .		2,412	1,994	1,793
Less: share of turnover of joint ventures . . . . . . . . .		(2,412)	(1,994)	(1,793)
		- - - - - -	- - - - - -	- - - - - -
		---	---	---
		- - - - - -	- - - - - -	- - - - - -
Administrative expenses . . . . . . . . . . . . . . . . . .		(1)	(1)	(1)
		- - - - - -	- - - - - -	- - - - - -
Operating loss (before joint ventures) . . . . . . . . . .	5	(1)	(1)	(1)
		- - - - - -	- - - - - -	- - - - - -
Share of operating profit of joint ventures
Before amortisation and exceptional items . . . . . . . .	3	519	414	414
Amortisation of goodwill and intangible assets . . . . .		(265)	(248)	(197)
Exceptional items . . . . . . . . . . . . . . . . . . . .		(52)	(60)	(126)
		- - - - - -	- - - - - -	- - - - - -
		202	106	91
		- - - - - -	- - - - - -	- - - - - -
Operating profit including joint ventures . . . . . . . . .		201	105	90
		- - - - - -	- - - - - -	- - - - - -
Share of non operating exceptional items of joint ventures	3	14	45	4
		- - - - - -	- - - - - -	- - - - - -
		14	45	4
		- - - - - -	- - - - - -	- - - - - -
Net interest income/(expense)
Group . . . . . . . . . . . . . . . . . . . . . . . . . .	8	12	5	3
Share of net interest of joint ventures . . . . . . . . .		(87)	(59)	(46)
		- - - - - -	- - - - - -	- - - - - -
		(75)	(54)	(43)
		- - - - - -	- - - - - -	- - - - - -
Profit on ordinary activities before taxation . . . . . . .		140	96	51
Tax on profit on ordinary activities . . . . . . . . . . .	9	(79)	(85)	(90)
U.K. corporation tax . . . . . . . . . . . . . . . . . .		(3)	(2)	5
Share of tax of joint ventures . . . . . . . . . . . . .		(76)	(83)	(95)

		- - - - - -	- - - - - -	- - - - - -
Profit/(loss) attributable to ordinary shareholders . . .		61	11	(39)
Equity dividends paid and proposed . . . . . . . . . . . .	10	(132)	(123)	(116)
		- - - - - -	- - - - - -	- - - - - -
Retained loss taken to reserves . . . . . . . . . . . . . .		(71)	(112)	(155)
		= = = = = =	= = = = = =	= = = = = =
Adjusted figures
Profit before tax . . . . . . . . . . . . . . . . . . . .	11	449	365	376
Profit attributable to ordinary shareholders . . . . . .	11	330	270	279
		= = = = = =	= = = = = =	= = = = = =

Adjusted figures, which exclude the amortisation of goodwill and intangible assets, exceptional items and related tax effects, are presented as additional performance measures.

		2001	2000	1999
	Note	pence	pence	pence
		- - - - -	- - - - -	- - - - -

Earnings per ordinary share (EPS)
Basic EPS . . . . . . . . . . . . . . . . . . . . . . . .	12	4.8	1.0	(3.4)
Diluted EPS . . . . . . . . . . . . . . . . . . . . . . .	12	4.8	1.0	(3.4)
EPS based on 52.9% economic interest in the Reed Elsevier combined businesses . . . . . . . . . . . . . . . . . .	12	5.3	1.5	(2.9)
Adjusted EPS . . . . . . . . . . . . . . . . . . . . . . .	12	26.1	23.3	24.4
		= = = = =	= = = = =	= = = = =

The above amounts derive from continuing activities.

The accompanying notes on pages F-49 to F-59 are an integral part of these consolidated financial statements

REED INTERNATIONAL P.L.C.
CONSOLIDATED CASH FLOW STATEMENT
FOR THE YEAR ENDED 31 DECEMBER 2001

		2001	2000	1999
	Note	'L'm	'L'm	'L'm
		- - - -	- - - -	- - - -

Net cash outflow from operating activities . . . . . . . . . .	13	(3)	(1)	(2)
Dividends received from Reed Elsevier plc . . . . . . . . . . .		127	97	172
		- - - -	- - - -	- - - -
Interest received . . . . . . . . . . . . . . . . . . . . . .		13	4	3
		- - - -	- - - -	- - - -
Returns on investments and servicing of finance . . . . . . . .		13	4	3
		- - - -	- - - -	- - - -
Taxation . . . . . . . . . . . . . . . . . . . . . . . . . . .		(3)	(1)	7
		- - - -	- - - -	- - - -
Fixed asset investments . . . . . . . . . . . . . . . . . . .	13	(406)	---	---
		- - - -	- - - -	- - - -
Acquisitions and disposals . . . . . . . . . . . . . . . . . .		(406)	---	---
		- - - -	- - - -	- - - -
Equity dividends paid . . . . . . . . . . . . . . . . . . . . .		(126)	(98)	(173)
		- - - -	- - - -	- - - -
Cash (outflow)/inflow before changes in short term investments and financing . . . . . . . . . . . . . . . . . . . . . . . .		(398)	1	7

Decrease/(increase) in short term investments . . . . . . . . .	13	431	(431)	2

Issue of ordinary shares . . . . . . . . . . . . . . . . . .		10	709	---
Increase in net funding balances to Reed Elsevier plc group	13	(43)	(279)	(9)
		- - - -	- - - -	- - - -
Financing . . . . . . . . . . . . . . . . . . . . . . . . . . .		(33)	430	(9)
		- - - -	- - - -	- - - -
Change in net cash . . . . . . . . . . . . . . . . . . . . . .		---	---	---
		= = = =	= = = =	= = = =

Short term investments include deposits of under one year if the maturity or notice period exceeds 24 hours, commercial paper investments and interest bearing securities that can be realised without significant loss at short notice.

The accompanying notes on pages F-49 to F-59 are an integral part of these consolidated financial statements

F -- 46

REED INTERNATIONAL P.L.C.
CONSOLIDATED STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES
FOR THE YEAR ENDED 31 DECEMBER 2001

	2001	2000	1999
	'L'm	'L'm	'L'm
	- - - -	- - - -	- - - -

Profit/(loss) attributable to ordinary shareholders	61	11	(39)
Exchange translation differences . . . . . . . . . .	(2)	60	9
	- - - -	- - - -	- - - -
Total recognised gains and losses for the year . . .	59	71	(30)
	= = = =	= = = =	= = = =

Recognised gains and losses include gains of 'L'65m (2000 gains of 'L'75m, 1999 losses of 'L'37m) in respect of joint ventures.

RECONCILIATION OF SHAREHOLDERS' FUNDS
FOR THE YEAR ENDED 31 DECEMBER 2001

	Consolidated
	- - - - - - - - - - - - - - - - - -
	2001	2000	1999
	'L'm	'L'm	'L'm
	- - - - -	- - - - -	- - - - -

Profit/(loss) attributable to ordinary shareholders	61	11	(39)
Equity dividends paid and proposed . . . . . . . . .	(132)	(123)	(116)
Issue of ordinary shares, net of expenses . . . . .	10	708	4
Redemption of preference shares . . . . . . . . . .	---	---	(4)
Exchange translation differences . . . . . . . . . .	(2)	60	---
Equalisation adjustments . . . . . . . . . . . . . .	(3)	(28)	9
	- - - - -	- - - - -	- - - - -
Net (decrease)/increase in shareholders' funds . . .	(66)	628	(146)
Shareholders' funds at 1 January . . . . . . . . . .	1,609	981	1,127
	- - - - -	- - - - -	- - - - -
Shareholders' funds at 31 December . . . . . . . . .	1,543	1,609	981
	= = = = =	= = = = =	= = = = =

The accompanying notes on pages F-49 to F-59 are an integral part of these consolidated financial statements

F -- 47

REED INTERNATIONAL P.L.C.
CONSOLIDATED BALANCE SHEET
AS AT 31 DECEMBER 2001

		2001	2000
	Note	'L'm	'L'm
		- - - - - -	- - - - - -

Fixed assets
Investment in joint ventures:	14
Share of gross assets . . . . . . . . . . . . . . . .		5,241	3,556
Share of gross liabilities . . . . . . . . . . . . . .		(4,113)	(2,755)
		- - - - - -	- - - - - -
Share of net assets . . . . . . . . . . . . . . . . .		1,128	801
		- - - - - -	- - - - - -
Current assets
Debtors . . . . . . . . . . . . . . . . . . . . . . . .	15	555	513
Short term investments . . . . . . . . . . . . . . . . .		---	431
		- - - - - -	- - - - - -
		555	944
Creditors: amounts falling due within one year . . . . .	16	(104)	(100)
		- - - - - -	- - - - - -
Net current assets . . . . . . . . . . . . . . . . . . .		451	844
		- - - - - -	- - - - - -
Total assets less current liabilities . . . . . . . . .		1,579	1,645
Creditors: amounts falling due after more than one year	17	(36)	(36)
		- - - - - -	- - - - - -
Net assets . . . . . . . . . . . . . . . . . . . . . . .		1,543	1,609
		= = = = = =	= = = = = =
Capital and reserves
Called up share capital . . . . . . . . . . . . . . . .	18	158	158
Share premium account . . . . . . . . . . . . . . . . .	20	936	926
Capital redemption reserve . . . . . . . . . . . . . . .	20	4	4
Profit and loss reserve . . . . . . . . . . . . . . . .	20	445	521
		- - - - - -	- - - - - -
Shareholders' funds . . . . . . . . . . . . . . . . . .		1,543	1,609
		= = = = = =	= = = = = =

The accompanying notes on pages F-49 to F-59 are an integral part of these consolidated financial statements

F -- 48

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

2. Accounting policies

Basis of preparation

The consolidated financial statements have been prepared under the historical cost convention in accordance with U.K. GAAP. These principles differ in certain significant respects from U.S. GAAP; see note 22. A new accounting standard, FRS19: Deferred Tax has been adopted in the year and balance sheet presentation has been restated accordingly. Amounts in the financial statements are stated in pounds sterling (``'L''').

The accounting policies adopted in the preparation of the combined financial statements are set out in note 2 to the Reed Elsevier combined financial statements.

Determination of profit

The Reed International share of the Reed Elsevier combined results has been calculated on the basis of the 52.9% economic interest of the Reed International shareholders in the Reed Elsevier combined businesses, after taking account of results arising in Reed International and its subsidiary undertakings. Dividends paid to Reed International and Elsevier shareholders are equalised at the gross level inclusive of the U.K. tax credit received by certain Reed International shareholders. In the financial statements, an adjustment is required to equalise the benefit of the tax credit between the two sets of shareholders in accordance with the equalisation agreement. This equalisation adjustment arises on dividends paid by Reed International to its shareholders and reduces the attributable earnings of the company by 47.1% of the total amount of the tax credit.

Basis of valuation of assets and liabilities

Reed International's 52.9% economic interest in the net assets of the combined businesses has been shown on the balance sheet as interests in joint ventures, net of the assets and liabilities reported as part of Reed International and its subsidiaries. Joint ventures are accounted for using the gross equity method.

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

3. Income from interests in joint ventures

	2001 'L'm	2000 'L'm	1999 'L'm
	- - - -	- - - -	- - - -

Share of operating profit before amortisation and exceptional items (based on 52.9% economic interest in the Reed Elsevier combined businesses) . . . . .	524	419	419
Effect of tax credit equalisation on distributed earnings (see note 4) . . . .	(6)	(6)	(6)
Items consolidated within Reed International group . . . . . . . . . . . . . .	1	1	1
	- - - -	- - - -	- - - -
	519	414	414
	= = = =	= = = =	= = = =
Share of non operating exceptional items
Reed Elsevier combined results (52.9%) . . . . . . . . . . . . . . . . . . . .	14	45	4
Items consolidated within Reed International group . . . . . . . . . . . . . .	---	---	---
	- - - -	- - - -	- - - -
	14	45	4
	= = = =	= = = =	= = = =

Segmental analysis of the Reed Elsevier combined results is shown in the Reed Elsevier combined financial statements.

4. Effect of tax credit equalisation on distributed earnings

The equalisation adjustment arises only on dividends paid by Reed International to its shareholders and reduces the earnings of the company by 47.1% of the total amount of the tax credit, as set out in the accounting policies in note 2.

5. Operating loss

The operating loss comprises administrative expenses and includes 'L'278,000 (2000 'L'255,000; 1999 'L'510,000) paid in the year to Reed Elsevier plc under a contract for the services of directors and administrative support. The company has no employees (2000 and 1999 nil).

6. Auditors' remuneration

Audit fees payable for the group were 'L'23,000 (2000 'L'22,000; 1999 'L'21,000).

7. Directors' emoluments

Information on directors' remuneration, share options, longer term incentive plans, pension contributions and entitlements is set out in Item 6: Directors, Senior Management and Employees and forms part of these financial statements.

8. Net interest

	2001 'L'm	2000 'L'm	1999 'L'm
	- - - -	- - - -	- - - -

Interest payable and similar charges
On loans from Reed Elsevier plc group	---	---	(4)
Interest receivable and similar income
On short term investments . . . . . .	11	2	---
On loans to Reed Elsevier plc group .	1	3	7
	- - - -	- - - -	- - - -
Net interest income . . . . . . . . . .	12	5	3
	= = = =	= = = =	= = = =

9. Tax on profit on ordinary activities

	2001 'L'm	2000 'L'm	1999 'L'm
	- - - -	- - - -	- - - -

U.K. corporation tax . . . . . . . . . . .	3	2	(5)
Share of tax arising in joint ventures:
Before amortisation and exceptional items	116	94	103
On amortisation and exceptional items . .	(40)	(11)	(8)
	- - - -	- - - -	- - - -
Total . . . . . . . . . . . . . . . . . . .	79	85	90
	= = = =	= = = =	= = = =

U.K. corporation tax has been provided at 30.00% (2000 30.00%; 1999 30.25%).

The share of tax arising in joint ventures is high as a proportion of the share of profit before tax principally due to non tax-deductible amortisation and, in 2000 and 1999, the non-recognition of potential deferred tax assets.

10.Dividends

	2001 'L'm	2000 'L'm	1999 'L'm
	- - - - -	- - - - -	- - - - -

Interim . . . . . . . . . . . . . .	38	35	53
Final (2001 proposed) . . . . . . .	94	88	63
	- - - - -	- - - - -	- - - - -
Total . . . . . . . . . . . . . . .	132	123	116
	= = = = =	= = = = =	= = = = =
	2001 pence	2000 pence	1999 pence
	- - - - -	- - - - -	- - - - -
Ordinary shares of 12.5 pence each
Interim . . . . . . . . . . . . .	3.10	3.10	4.60
Final (2001 proposed) . . . . . .	7.40	6.90	5.40
	- - - - -	- - - - -	- - - - -
Total . . . . . . . . . . . . . . .	10.50	10.00	10.00
	= = = = =	= = = = =	= = = = =

F -- 51

11.Adjusted figures

	2001 'L'm	2000 'L'm	1999 'L'm
	- - - -	- - - -	- - - -

Profit before tax . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	140	96	51
Effect of tax credit equalisation on distributed earnings . . . . . . . . .	6	6	6
	- - - -	- - - -	- - - -
Profit before tax based on 52.9% economic interest in the Reed Elsevier combined businesses . . . . . . . . . . . . . . . . . . . . . . . . . . .	146	102	57
Adjustments:
Amortisation of goodwill and intangible assets . . . . . . . . . . . . . .	265	248	197
Exceptional items . . . . . . . . . . . . . . . . . . . . . . . . . . . .	38	15	122
	- - - -	- - - -	- - - -
Adjusted profit before tax . . . . . . . . . . . . . . . . . . . . . . . . .	449	365	376
	= = = =	= = = =	= = = =

Profit/(loss) attributable to ordinary shareholders . . . . . . . . . . . .	61	11	(39)
Effect of tax credit equalisation on distributed earnings . . . . . . . . .	6	6	6
	- - - -	- - - -	- - - -
Profit/(loss) attributable to ordinary shareholders based on 52.9% economic interest in the Reed Elsevier combined businesses . . . . . . . . . . . .	67	17	(33)
Adjustments:
Amortisation of goodwill and intangible assets . . . . . . . . . . . . . .	268	248	197
Exceptional items . . . . . . . . . . . . . . . . . . . . . . . . . . . .	(5)	5	115
	- - - -	- - - -	- - - -
Adjusted profit attributable to ordinary shareholders . . . . . . . . . . .	330	270	279
	= = = =	= = = =	= = = =

	2001 pence	2000 pence	1999 pence
	- - - - -	- - - - -	- - - - -

Basic earnings/(loss) per ordinary share . . . . . . . . . . . . . . .	4.8	1.0	(3.4)
Effect of tax credit equalisation on distributed earnings . . . . . . .	0.5	0.5	0.5
	- - - - -	- - - - -	- - - - -
Earnings/(loss) per share based on 52.9% economic interest in the Reed Elsevier combined businesses . . . . . . . . . . . . . . . . . . . .	5.3	1.5	(2.9)
Adjustments:
Amortisation of goodwill and intangible assets . . . . . . . . . . .	21.2	21.4	17.2
Exceptional items . . . . . . . . . . . . . . . . . . . . . . . . . .	(0.4)	0.4	10.1
	- - - - -	- - - - -	- - - - -
Adjusted earnings per ordinary share . . . . . . . . . . . . . . . . .	26.1	23.3	24.4
	= = = = =	= = = = =	= = = = =

F -- 52

12.Earnings per ordinary share (EPS)

	2001
	- - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
	Earnings 'L'm	Weighted average number of shares (millions)	EPS pence
	- - - - - - - -	- - - - - - - - - - - - -	- - - - -

Basic EPS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	61	1,262.6	4.8
Diluted EPS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	61	1,273.3	4.8
EPS based on 52.9% economic interest in the Reed Elsevier combined businesses	67	1,262.6	5.3
Adjusted EPS (see note 11) . . . . . . . . . . . . . . . . . . . . . . . . . .	330	1,262.6	26.1
	= = = = = = = =	= = = = = = = = = = = = =	= = = = =

	2000
	- - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
	Earnings 'L'm	Weighted average number of shares (millions)	EPS pence
	- - - - - - - -	- - - - - - - - - - - - -	- - - - -

Basic EPS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	11	1,156.4	1.0
Diluted EPS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	11	1,161.2	1.0
EPS based on 52.9% economic interest in the Reed Elsevier combined businesses	17	1,156.4	1.5
Adjusted EPS (see note 11) . . . . . . . . . . . . . . . . . . . . . . . . . .	270	1,156.4	23.3
	= = = = = = = =	= = = = = = = = = = = = =	= = = = =

	1999
	- - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
	Earnings 'L'm	Weighted average number of shares (millions)	EPS pence
	- - - - - - - -	- - - - - - - - - - - - -	- - - - -

Basic EPS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	(39)	1,145.1	(3.4)
Diluted EPS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	(39)	1,145.3	(3.4)
EPS based on 52.9% economic interest in the Reed Elsevier combined businesses	(33)	1,145.1	(2.9)
Adjusted EPS (see note 11) . . . . . . . . . . . . . . . . . . . . . . . . . .	279	1,145.1	24.4
	= = = = = = = =	= = = = = = = = = = = = =	= = = = =

The diluted EPS figures are calculated after taking account of the effect of share options.

13.Cashflow statement

Reconciliation of operating profit to net cash flow from operating activities	2001 'L'm	2000 'L'm	1999 'L'm
	- - - -	- - - -	- - - -

Operating loss . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	(1)	(1)	(1)
Net movement in debtors and creditors . . . . . . . . . . . . . . . . . . . .	(2)	---	(1)
	- - - -	- - - -	- - - -
Net cash outflow from operating activities . . . . . . . . . . . . . . . . . .	(3)	(1)	(2)
	= = = =	= = = =	= = = =

	Short term investments 'L'm	Net funding balances to Reed Elsevier plc group 'L'm	Total 'L'm
	- - - - - - - - - - -	- - - - - - - - - - - - - - - - -	- - - - -

Reconciliation of net borrowings
At 31 December 1998 . . . . . . .	2	188	190
Cash flow . . . . . . . . . . . .	(2)	9	7
	- - - - - - - - - - -	- - - - - - - - - - - - - - - - -	- - - - -
At 31 December 1999 . . . . . . .	ö	197	197
Cash flow . . . . . . . . . . . .	431	279	710
	- - - - - - - - - - -	- - - - - - - - - - - - - - - - -	- - - - -
At 31 December 2000 . . . . . . .	431	476	907
Cash flow . . . . . . . . . . . .	(431)	43	(388)
	- - - - - - - - - - -	- - - - - - - - - - - - - - - - -	- - - - -
At 31 December 2001 . . . . . . .	---	519	519
	= = = = = = = = = = =	= = = = = = = = = = = = = = = = =	= = = = =

Fixed asset investments

On 12 April 2001, Reed Holding BV, a wholly owned subsidiary of Reed International, subscribed for 629,298 R-shares in Elsevier at a cost of 'L'59m, so as to maintain Reed International's 5.8% indirect equity interest in Elsevier.

On 11 July 2001, Reed International took up its rights in a rights issue by Elsevier Reed Finance BV and subscribed for 32 R-shares in the company at a cost of 'L'347m.

14.Fixed asset investments

	2001 'L'm	2000 'L'm
	- - - - -	- - - -

Investment in joint ventures
Share of operating profit . . . . . . . .	202	106
Share of non operating exceptional items	14	45
Share of net interest payable . . . . . .	(87)	(59)
	- - - - -	- - - -
Share of profit before tax . . . . . . .	129	92
Share of taxation . . . . . . . . . . . .	(76)	(83)
	- - - - -	- - - -
Share of profit after tax . . . . . . . .	53	9
Dividends received . . . . . . . . . . .	(127)	(97)
Fixed asset investments (see note 13) . .	406	---
Exchange translation differences . . . .	(2)	60
Equalisation adjustments . . . . . . . .	(3)	(28)
	- - - - -	- - - -
Net movement in the year . . . . . . . .	327	(56)

At 1 January . . . . . . . . . . . . . .	801	857
	- - - - -	- - - -
At 31 December . . . . . . . . . . . . .	1,128	801
	= = = = =	= = = =

The investment in joint ventures comprises the group's share at the following amounts of:

	2001 'L'm	2000 'L'm
	- - - - - -	- - - - - -

Fixed assets . . . . . . . . . . . . . . . . . . . . . .	3,943	2,484
Current assets . . . . . . . . . . . . . . . . . . . . .	1,298	1,072
Creditors: amounts falling due within one year . . . . .	(2,638)	(2,200)
Creditors: amounts falling due after more than one year	(1,324)	(462)
Provisions . . . . . . . . . . . . . . . . . . . . . . .	(148)	(90)
Minority interests . . . . . . . . . . . . . . . . . . .	(3)	(3)
	- - - - - -	- - - - - -
Total . . . . . . . . . . . . . . . . . . . . . . . . .	1,128	801
	= = = = = =	= = = = = =

Included within share of current assets and creditors are cash and short term investments of 'L'230m (2000 'L'412m) and borrowings of 'L'1,938m (2000 'L'1,072m) respectively.

15.Debtors

	2001 'L'm	2000 'L'm
	- - - -	- - - -

Amounts owed by Reed Elsevier plc group	555	512
Other debtors . . . . . . . . . . . . .	---	1
	- - - -	- - - -
Total . . . . . . . . . . . . . . . . .	555	513
	= = = =	= = = =

Amounts falling due after more than one year are 'L'40m (2000 'L'40m). These amounts are denominated in sterling and earn interest at a fixed rate of 9.8% (2000 9.8%) for a duration of six years (2000 seven years). At 31 December 2001 these amounts had a fair value of 'L'49m (2000 'L'49m).

16.Creditors: amounts falling due within one year

	2001 'L'm	2000 'L'm
	- - - -	- - - -

Other creditors .	---	2
Proposed dividend	94	88
Taxation . . . . .	10	10
	- - - -	- - - -
Total . . . . . .	104	100
	= = = =	= = = =

17.Creditors: amounts falling due after more than one year

	2001 'L'm	2000 'L'm
	- - - -	- - - -

Amounts owed to Reed Elsevier plc group	36	36
	= = = =	= = = =

These amounts are denominated in sterling and earn interest at a fixed rate of 10.5% (2000 10.5%) for a duration of four years (2000 five years). At 31 December 2001 these amounts had a fair value of 'L'43m (2000 'L'43m).

18.Called up share capital

	Authorised	Issued and fully paid
	- - - - - - - - - -	- - - - - - - - - - - - - - - - - - - -
	2001 'L'm	2001 'L'm	2000 'L'm
	- - - - - - - - - -	- - - - - - - - -	- - - - - - - - -

Ordinary shares of 12.5p each . .	158	158	158
Unclassified shares of 12.5p each	26	---	---
	- - - - - - - - - -	- - - - - - - - -	- - - - - - - - -
Total . . . . . . . . . . . . . .	184	158	158
	= = = = = = = = = =	= = = = = = = = =	= = = = = = = = =

Details of shares issued under share option schemes are set out in note 19.

19.Share option schemes

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

Transactions during the three years ended 31 December 2001 were:

	Number of ordinary shares	Exercise price (pence)
	- - - - - - - - - -	- - - - - - - - - - -

Outstanding at 31 December 1998	3,946,823
Granted . . . . . . . . . . .	1,251,005	430.0
Exercised . . . . . . . . . .	(663,233)	263.0-499.2
Lapsed . . . . . . . . . . . .	(755,857)
	- - - - - - - - - -
Outstanding at 31 December 1999	3,778,738
Granted . . . . . . . . . . .	2,542,410	336.2
Exercised . . . . . . . . . .	(824,500)	320.6-499.2
Lapsed . . . . . . . . . . . .	(1,121,753)
	- - - - - - - - - -
Outstanding at 31 December 2000	4,374,895
Granted . . . . . . . . . . .	873,282	500.0
Exercised . . . . . . . . . .	(621,699)	320.6-500.0
Lapsed . . . . . . . . . . . .	(594,475)
	- - - - - - - - - -
Outstanding at 31 December 2001	4,032,003
	= = = = = = = = = =

The above options will, upon exercise, be met by the issue of new Reed International ordinary shares. Options outstanding at 31 December 2001 were exercisable by 2007. 34,094 options had vested at 31 December 2001.

19.Share option schemes -- (continued)

Reed Elsevier plc operates an Executive Share Option Scheme and options are granted to selected full time employees of Reed Elsevier. Options granted over Reed International ordinary shares are normally exercisable after three years and may be exercised up to ten years from the date of grant at a price equivalent to the market value of the Reed International ordinary shares at the time of grant.

Transactions during the three years ended 31 December 2001 were:

	Number of ordinary shares	Exercise price (pence)
	- - - - - - - - - -	- - - - - - - - - - - -

Outstanding at 31 December 1998	10,485,000
Granted . . . . . . . . . . .	14,522,906	424.0-537.5
Exercised . . . . . . . . . .	(468,900)	201.0-410.2
Lapsed . . . . . . . . . . . .	(798,033)
	- - - - - - - - - -
Outstanding at 31 December 1999	23,740,973
Granted . . . . . . . . . . .	3,401,931	436.5-700.0
Exercised . . . . . . . . . .	(2,295,145)	188.7-585.2
Lapsed . . . . . . . . . . . .	(1,122,384)
	- - - - - - - - - -
Outstanding at 31 December 2000	23,725,375
Granted . . . . . . . . . . .	9,488,809	519.0-693.0
Exercised . . . . . . . . . .	(1,804,764)	208.75-611.0
Lapsed . . . . . . . . . . . .	(793,334)
	- - - - - - - - - -
Outstanding at 31 December 2001	30,616,086
	= = = = = = = = = =

The above outstanding options will, upon exercise, be met by the issue of new Reed International ordinary shares. Options outstanding at 31 December 2001 were exercisable by 2011. 5,861,400 options had vested at 31 December 2001.

In addition to the above, 13,350,904 options were outstanding at 31 December 2001 under the Reed Elsevier plc Senior Executive Long Term Incentive Scheme at prices ranging between 436.5p and 700p. Such options are exercisable from 1 January 2005 and the options will be met by the issue of new Reed International ordinary shares.

Excluded from the above are options granted until 1999 under the Reed Elsevier plc Executive Share Option Schemes (No. 2) which, upon exercise, will be met by the Reed Elsevier Employee Benefit Trust (``EBT'') from shares purchased in the market. At 31 December 2001 there were 2,352,974 such options outstanding at exercise prices ranging between 424.0p and 677.25p. The EBT will also be used to satisfy nil cost options granted to certain senior executives. At 31 December 2001 there were 580,902 such options outstanding.

F -- 56

20.Reserves

	Share premium account 'L'm	Capital redemption reserve 'L'm	Profit and loss reserve 'L'm	Total 'L'm
	- - - - - - -	- - - - - - - - - -	- - - - - - - - - - - - - -	- - - - -

At 31 December 1998 . . . . . . . . . . . . .	229	---	751	980

Issue of ordinary shares, net of expenses . .	4	---	---	4
Redemption of preference shares . . . . . . .	---	4	(4)	---
Loss attributable to ordinary shareholders .	---	---	(39)	(39)
Equity dividends paid and proposed . . . . .	---	---	(116)	(116)
Exchange translation differences . . . . . .	---	---	9	9
	- - - - - - -	- - - - - - - - - -	- - - - - - - - - - - - - -	- - - - -
At 31 December 1999 . . . . . . . . . . . . .	233	4	601	838

Issue of ordinary shares, net of expenses . .	693	---	---	693
Profit attributable to ordinary shareholders	---	---	11	11
Equity dividends paid and proposed . . . . .	---	---	(123)	(123)
Exchange translation differences . . . . . .	---	---	60	60
Equalisation adjustments . . . . . . . . . .	---	---	(28)	(28)
	- - - - - - -	- - - - - - - - - -	- - - - - - - - - - - - - -	- - - - -
At 31 December 2000 . . . . . . . . . . . . .	926	4	521	1,451

Issue of ordinary shares, net of expenses . .	10	---	---	10
Profit attributable to ordinary shareholders	---	---	61	61
Equity dividends paid and proposed . . . . .	---	---	(132)	(132)
Exchange translation differences . . . . . .	---	---	(2)	(2)
Equalisation adjustments . . . . . . . . . .	---	---	(3)	(3)
	- - - - - - -	- - - - - - - - - -	- - - - - - - - - - - - - -	- - - - -
At 31 December 2001 . . . . . . . . . . . . .	936	4	445	1,385
	= = = = = = =	= = = = = = = = = =	= = = = = = = = = = = = = =	= = = = =

Reed International's share of the revenue reserves of the Reed Elsevier combined businesses is 'L'582m (2000 'L'651m).

21.Contingent liabilities

There are contingent liabilities in respect of borrowings of the Reed Elsevier plc group and Elsevier Reed Finance BV group guaranteed by Reed International as follows:

	2001 'L'm	2000 'L'm
	- - - - -	- - - - -

Guaranteed jointly and severally with Elsevier	3,086	1,827
	= = = = =	= = = = =

Financial instruments disclosures in respect of the borrowings covered by the above guarantees are given in note 24 to the Reed Elsevier combined financial statements.

F -- 57

22.Summary of the principal differences between U.K. and U.S. GAAP

The consolidated financial statements are prepared in accordance with U.K. GAAP, which differs in certain significant respects from U.S. GAAP. These differences relate principally to the following items and the effect of material differences on net income and shareholders' funds is shown in the following tables.

Impact of U.S. GAAP adjustments to combined financial statements

Reed International accounts for its 52.9% economic interest in the Reed Elsevier combined businesses, before the effect of tax credit equalisation (see note 4), by the gross equity method in conformity with U.K. GAAP which is similar to the equity method in U.S. GAAP. Using the equity method to present its net income and shareholders' funds under U.S. GAAP, Reed International reflects its 52.9% share of the effects of differences between U.K. and U.S. GAAP relating to the combined businesses as a single reconciling item. The most significant differences relate to the capitalisation and amortisation of goodwill and other intangibles, pensions and deferred taxes. A more complete explanation of the accounting policies used by the Reed Elsevier combined businesses and the differences between U.K. and U.S. GAAP is given in note 29 to the Reed Elsevier combined financial statements.

Equity dividends

Under U.K. GAAP, dividends are provided for in the year in respect of which they are proposed by the directors. Under U.S. GAAP, such dividends would not be provided for until they are formally declared by the directors.

Exceptional items

Exceptional items are material items within Reed International's ordinary activities which under U.K. GAAP are required to be disclosed separately due to their size or incidence. These items do not qualify as extraordinary under U.S. GAAP and are considered a part of operating results.

Stock based compensation

SFAS 123: Accounting for Stock Based Compensation, establishes a fair value based method of computing compensation cost. It encourages the application of this method in the profit and loss account instead of intrinsic value based methods. Where fair values are not applied, the proforma effect on net income must be disclosed.

The disclosure only provisions of SFAS 123 have been adopted. If Reed International's share of the combined businesses compensation costs based on fair value at the grant dates had been recognised in the profit and loss account, net income under U.S. GAAP would have been reduced by 'L'11m in 2001 (2000 'L'12m; 1999 'L'2m). Proforma basic (loss)/gain per share, reflecting this cost, would have been (2.1)p (2000 1.3p; 1999 (4.3)p).

The fair value of each option grant is estimated on the date of the grant using the Black Scholes option pricing model with the following assumptions for grants in the year:

	2001	2000
	- - - - - -	- - - - - -

Expected life (years) .	3.3	4.3
Expected dividend yield	1.86%	1.90%
Expected volatility . .	38.64%	44.11%
Risk-free interest rate	5.05%	5.50%

Effects on net income of material differences between U.K. GAAP and U.S. GAAP

	2001 'L'm	2000 'L'm	1999 'L'm
	- - - -	- - - -	- - - -

Net income/(loss) under U.K. GAAP . . . . . . . . . . . . . . . . .	61	11	(39)
Impact of U.S. GAAP adjustments to combined financial statements .	(77)	16	(8)
	- - - -	- - - -	- - - -
Net (loss)/income under U.S. GAAP . . . . . . . . . . . . . . . . .	(16)	27	(47)
	= = = =	= = = =	= = = =
Basic (loss)/earnings per ordinary share under U.S. GAAP (pence) .	(1.3)p	2.3 p	(4.1)p
	= = = =	= = = =	= = = =
Diluted (loss)/earnings per ordinary share under U.S. GAAP (pence)	(1.3)p	2.3 p	(4.1)p
	= = = =	= = = =	= = = =

The basic and diluted (loss)/earnings per ordinary share under U.S. GAAP includes a 52.9% share of the following items:

(i)for 2001, 1.5p loss in respect of reorganisation costs, principally headcount reduction in the Business division, and acquisition related costs arising from the integration of Harcourt and other recent acquisitions, and 1.9p gain primarily in respect of the disposal of OAG Worldwide, Cahners Travel Group, Bowker and certain training businesses in the Netherlands;

22. Summary of the principal differences between U.K. and U.S. GAAP -- (continued)

(ii) for 2000, 3.9p loss principally in respect of the costs of a major programme of reorganisation across the Reed Elsevier businesses commenced in 1999 and 3.5p gain in respect of businesses disposed in 2000; and

(iii)for 1999, 10.3p loss in respect of the costs of a major programme of reorganisation across the Reed Elsevier businesses and Year 2000 compliance and acquisition related costs.

Effects on shareholders' funds of material differences between U.K. and U.S. GAAP

	2001 'L'm	2000 'L'm
	- - - - -	- - - - -

Shareholders' funds under U.K. GAAP . . . . . . . . . . . . . . .	1,543	1,609
Impact of U.S. GAAP adjustments to combined financial statements	197	264
Equity dividends not declared in the period . . . . . . . . . . .	94	88
	- - - - -	- - - - -
Shareholders' funds under U.S. GAAP . . . . . . . . . . . . . . .	1,834	1,961
	= = = = =	= = = = =

Comprehensive Income Information

SFAS 130: Reporting Comprehensive Income, requires that all items that are required to be recognised as components of comprehensive income under U.S. GAAP are reported in a separate financial statement. Under U.S. GAAP comprehensive income for 2001 would be 'L'10m loss (2000 'L'74m income; 1999 'L'44m loss). Under U.S. GAAP comprehensive income per share for 2001 would be 0.8p loss (2000 6.4p income; 1999 3.9p loss). Comprehensive income under U.S. GAAP comprises net income for the financial year, share of the comprehensive income items arising in the combined businesses, equalisation and exchange translation differences.

Harcourt acquisition

Proforma information for the enlarged group for the two years ended 31 December 2001, which has been prepared on the basis of Reed Elsevier's U.K. and Dutch GAAP accounting policies and as if the acquisition had taken place on 1 January 2000, is set out in note 29 to the Reed Elsevier combined financial statements on page F-36. Reed International's share of this proforma net income for the years ended 31 December 2001 and 2000 is 'L'71m and 'L'43m respectively, resulting in proforma basic earnings per share of 5.7p and 3.7p for those years.

F -- 59

ELSEVIER NV
FINANCIAL STATEMENTS

F -- 60

REPORT OF INDEPENDENT ACCOUNTANTS

To the members of the Supervisory and Executive Boards and the Shareholders of Elsevier NV.

We have audited the accompanying balance sheets of Elsevier NV as of 31 December 2001 and 2000, and the related profit and loss accounts and statements of total recognised gains and losses, reconciliations of shareholders' funds and cash flow statements for the three years ended 31 December 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such financial statements present fairly, in all material respects, the financial position of Elsevier NV at 31 December 2001 and 2000 and the results of its operations and its cash flows for the three years ended 31 December 2001 in conformity with accounting principles generally accepted in the Netherlands (which differ in certain material respects from accounting principles generally accepted in the United States of America --- see note 15).

DELOITTE & TOUCHE
Accountants
Amsterdam, The Netherlands
20 February 2002

F -- 61

ELSEVIER NV
PROFIT AND LOSS ACCOUNT
FOR THE YEAR ENDED 31 DECEMBER 2001

	Note	2001 'E'm	2000 'E'm	1999 'E'm
		- - - - - -	- - - - - -	- - - - - -

Turnover
Including share of turnover of joint ventures . . . . . . .		3,671	3,091	2,577
Less: share of turnover of joint ventures . . . . . . . . .		(3,671)	(3,091)	(2,577)
		- - - - - -	- - - - - -	- - - - - -
		---	---	---
Administrative expenses . . . . . . . . . . . . . . . . . .		(3)	(3)	(5)
		- - - - - -	- - - - - -	- - - - - -
Operating loss (before joint ventures) . . . . . . . . . .	3	(3)	(3)	(5)
		- - - - - -	- - - - - -	- - - - - -
Share of operating profit of joint ventures
Before amortisation and exceptional items . . . . . . . .		800	654	608
Amortisation of goodwill and intangible assets . . . . .		(403)	(384)	(284)
Exceptional items . . . . . . . . . . . . . . . . . . . .		(79)	(95)	(182)
		- - - - - -	- - - - - -	- - - - - -
		318	175	142
		- - - - - -	- - - - - -	- - - - - -
Operating profit including joint ventures . . . . . . . . .		315	172	137
		- - - - - -	- - - - - -	- - - - - -
Share of non operating exceptional items of joint ventures		20	70	6
		- - - - - -	- - - - - -	- - - - - -
		20	70	6
		- - - - - -	- - - - - -	- - - - - -
Net interest income/(expense)
Group . . . . . . . . . . . . . . . . . . . . . . . . . .	4	63	7	3
Share of net interest of joint ventures . . . . . . . . .		(177)	(92)	(66)
		- - - - - -	- - - - - -	- - - - - -
		(114)	(85)	(63)
		- - - - - -	- - - - - -	- - - - - -
Profit on ordinary activities before taxation . . . . . . .		221	157	80
Tax on profit on ordinary activities . . . . . . . . . . .		(120)	(130)	(128)
		- - - - - -	- - - - - -	- - - - - -
Profit/(loss) attributable to ordinary shareholders . . .		101	27	(48)
Equity dividends paid and proposed . . . . . . . . . . . .		(221)	(200)	(179)
		- - - - - -	- - - - - -	- - - - - -
Retained loss taken to reserves . . . . . . . . . . . . . .		(120)	(173)	(227)
		= = = = = =	= = = = = =	= = = = = =
Adjusted figures
Profit before tax . . . . . . . . . . . . . . . . . . . .	5	683	566	540
Profit attributable to ordinary shareholders . . . . . .	5	503	419	401
		= = = = = =	= = = = = =	= = = = = =

Adjusted figures, which exclude the amortisation of goodwill and intangible assets, exceptional items and related tax effects, are presented as additional performance measures.

	Note	2001 'E'	2000 'E'	1999 'E'
		- - - -	- - - -	- - - - -

Earnings per share (EPS)
Basic EPS . . . . . . .	5	0.13	0.04	(0.07)
Diluted EPS . . . . . .		0.13	0.03	(0.07)
Adjusted EPS . . . . .	5	0.64	0.59	0.57
		= = = =	= = = =	= = = = =

The above amounts derive from continuing activities.

	2001	2000	1999
	- - - -	- - - -	- - - -

Weighted average number of shares (in millions)
Basic . . . . . . . . . . . . . . . . . . . .	780	715	708
Diluted . . . . . . . . . . . . . . . . . . .	786	716	709
	= = = =	= = = =	= = = =

The diluted weighted average number of shares takes account of the effect of share options.

The accompanying notes on pages F-65 to F-71 are an integral part of these financial statements.

ELSEVIER NV
CASH FLOW STATEMENT
FOR THE YEAR ENDED 31 DECEMBER 2001

	Note	2001 'E'm	2000 'E'm	1999 'E'm
		- - - -	- - - - -	- - - -

Net cash outflow from operating activities . . . . . . . .		(3)	(2)	(5)

Dividends received from joint ventures . . . . . . . . . .		100	623	254
		- - - -	- - - - -	- - - -
Interest received . . . . . . . . . . . . . . . . . . . .		62	4	3
		- - - -	- - - - -	- - - -
Returns on investments and servicing of finance . . . . . .		62	4	3
		- - - -	- - - - -	- - - -
Taxation . . . . . . . . . . . . . . . . . . . . . . . . .		17	4	---

Investment in joint venture . . . . . . . . . . . . . . .	6	(916)	(533)	---
		- - - -	- - - - -	- - - -
Acquisitions and disposals . . . . . . . . . . . . . . . .		(916)	(533)	---
		- - - -	- - - - -	- - - -
Equity dividends paid . . . . . . . . . . . . . . . . . . .		(204)	(160)	(255)
		- - - -	- - - - -	- - - -
Cash outflow before changes in short term investments and financing . . . . . . . . . . . . . . . . . . . . . . . . .		(944)	(64)	(3)

Decrease/(increase) in short term investments . . . . . . .		946	(952)	(2)

Issue of shares, net of expenses . . . . . . . . . . . . .		92	956	8
Net repayment of debenture loans . . . . . . . . . . . . .		(1)	(2)	---
(Increase)/decrease in funding balances to joint ventures		(93)	62	(3)
		- - - -	- - - - -	- - - -
Financing . . . . . . . . . . . . . . . . . . . . . . . . .		(2)	1,016	5
		- - - -	- - - - -	- - - -
Change in net cash . . . . . . . . . . . . . . . . . . . .		---	---	---
		= = = =	= = = = =	= = = =

Short term investments include deposits of under one year if the maturity or notice period exceeds 24 hours, commercial paper investments and interest bearing securities that can be realised without significant loss at short notice.

RECONCILIATION OF SHAREHOLDERS' FUNDS
FOR THE YEAR ENDED 31 DECEMBER 2001

	2001 'E'm	2000 'E'm	1999 'E'm
	- - - - -	- - - - -	- - - - -

Profit/(loss) attributable to ordinary shareholders	101	27	(48)
Equity dividends paid and proposed . . . . . . . . .	(221)	(200)	(179)
Issue of shares, net of expenses . . . . . . . . . .	110	947	8
Exchange translation differences . . . . . . . . . .	42	75	202
Equalisation adjustments . . . . . . . . . . . . . .	(88)	106	(2)
	- - - - -	- - - - -	- - - - -
Net (decrease)/increase in shareholders' funds . . .	(56)	955	(19)
Shareholders' funds at 1 January . . . . . . . . . .	2,448	1,493	1,512
	- - - - -	- - - - -	- - - - -
Shareholders' funds at 31 December . . . . . . . . .	2,392	2,448	1,493
	= = = = =	= = = = =	= = = = =

The accompanying notes on pages F-65 to F-71 are an integral part of these financial statements.

ELSEVIER NV
BALANCE SHEET
AS AT 31 DECEMBER 2001

	Note	2001 'E'm	2000 'E'm
		- - - - -	- - - - -

Fixed assets . . . . . . . . . . . . . . . . . . . . . .	6	2,506	1,674
		- - - - -	- - - - -
Current assets
Debtors . . . . . . . . . . . . . . . . . . . . . . . .	7	94	5
Short term investments . . . . . . . . . . . . . . . . .		25	971
		- - - - -	- - - - -
		119	976

Creditors: amounts falling due within one year . . . . .	8	(169)	(154)
		- - - - -	- - - - -
Net current (liabilities)/assets . . . . . . . . . . . .		(50)	822
		- - - - -	- - - - -
Total assets less current liabilities . . . . . . . . .		2,456	2,496
Creditors: amounts falling due after more than one year	9	(5)	(6)
Provisions . . . . . . . . . . . . . . . . . . . . . . .	10	(59)	(42)
		- - - - -	- - - - -
Net assets . . . . . . . . . . . . . . . . . . . . . . .		2,392	2,448
		= = = = =	= = = = =
Share capital issued . . . . . . . . . . . . . . . . . .		47	47
Paid-in surplus . . . . . . . . . . . . . . . . . . . .		1,438	1,328
Legal reserves . . . . . . . . . . . . . . . . . . . . .		387	432
Other reserves . . . . . . . . . . . . . . . . . . . . .		520	641
		- - - - -	- - - - -
Shareholders' funds . . . . . . . . . . . . . . . . . .	11	2,392	2,448
		= = = = =	= = = = =

The accompanying notes on pages F-65 to F-71 are an integral part of these financial statements.

F -- 64

ELSEVIER NV
NOTES TO THE FINANCIAL STATEMENTS

1. Basis of financial statements

The accompanying financial statements have been prepared under the historical cost convention in accordance with Dutch GAAP. These principles differ in certain significant respects from U.S. GAAP; see note 15. Amounts in the financial statements are stated in euro (``'E'''). Certain disclosures required to comply with Dutch statutory reporting requirements have been omitted.

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

Because the dividend paid to shareholders by Elsevier is equivalent to the Reed International dividend plus the U.K. tax credit, Elsevier normally distributes a higher proportion of the combined profit attributable than Reed International. Reed International's share in this difference in dividend distributions is settled with Elsevier and has been credited directly to reserves under equalisation.

Elsevier can pay a nominal dividend on its R-shares that is lower than the dividend on the ordinary shares. Reed International will be compensated by direct dividend payments by Reed Elsevier plc. Equally, Elsevier has the possibility to receive dividends directly from Dutch affiliates. The settlements flowing from these arrangements are also taken directly to reserves under equalisation.

Other accounting policies

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

3. Operating loss

Operating loss is stated after the gross remuneration for present and former directors of Elsevier in respect of services rendered to Elsevier and the combined businesses. Fees for present and former members of the Supervisory Board of Elsevier of 'E'0.2m (2000 'E'0.2m) are included in gross remuneration. In so far as gross remuneration is related to services rendered to Reed Elsevier plc and Elsevier Reed Finance BV, it is borne by these companies.

4. Net interest

	2001 'E'm	2000 'E'm	1999 'E'm
	- - - -	- - - -	- - - -

Interest on receivables from joint ventures	6	2	2
Other interest . . . . . . . . . . . . . . .	57	5	1
	- - - -	- - - -	- - - -
Net interest income . . . . . . . . . . . .	63	7	3
	= = = =	= = = =	= = = =

5. Adjusted figures

	2001 'E'm	2000 'E'm	1999 'E'm
	- - - -	- - - -	- - - -

Profit before tax . . . . . . . . . . . . . . . . . .	221	157	80
Adjustments:
Amortisation of goodwill and intangible assets . . .	403	384	284
Exceptional items . . . . . . . . . . . . . . . . .	59	25	176
	- - - -	- - - -	- - - -
Adjusted profit before tax . . . . . . . . . . . . . .	683	566	540
	= = = =	= = = =	= = = =

Profit/(loss) attributable to ordinary shareholders .	101	27	(48)
Adjustments:
Amortisation of goodwill and intangible assets . . .	408	384	284
Exceptional items . . . . . . . . . . . . . . . . .	(6)	8	165
	- - - -	- - - -	- - - -
Adjusted profit attributable to ordinary shareholders	503	419	401
	= = = =	= = = =	= = = =

	2001 'E'm	2000 'E'm	1999 'E'm
	- - - - -	- - - -	- - - - -

Earnings/(loss) per ordinary share . . . . . . .	0.13	0.04	(0.07)
Adjustments:
Amortisation of goodwill and intangible assets	0.52	0.54	0.40
Exceptional items . . . . . . . . . . . . . . .	(0.01)	0.01	0.24
	- - - - -	- - - -	- - - - -
Adjusted earnings per ordinary share . . . . . .	0.64	0.59	0.57
	= = = = =	= = = =	= = = = =

6. Fixed assets

	2001 'E'm	2000 'E'm
	- - - - -	- - - - -

Investments in joint ventures
At 1 January . . . . . . . . .	1,674	1,559
Investment in joint ventures	916	533
Share in profits . . . . . . .	62	24
Dividends received . . . . . .	(100)	(623)
Currency translation . . . . .	42	75
Equalisation (see note 11) . .	(88)	106
	- - - - -	- - - - -
At 31 December . . . . . . . .	2,506	1,674
	= = = = =	= = = = =

The investment in joint ventures comprises the group's share at the following amounts of:

	2001 'E'm	2000 'E'm
	- - - - - -	- - - - - -

Fixed assets . . . . . . . . . . . . . . . . . . . . . .	6,112	3,781
Current assets . . . . . . . . . . . . . . . . . . . . .	1,837	1,263
Creditors: amounts falling due within one year . . . . .	(3,221)	(2,572)
Creditors: amounts falling due after more than one year	(2,047)	(697)
Provisions . . . . . . . . . . . . . . . . . . . . . . .	(171)	(95)
Minority interests . . . . . . . . . . . . . . . . . . .	(4)	(6)
	- - - - - -	- - - - - -
Total . . . . . . . . . . . . . . . . . . . . . . . . .	2,506	1,674
	= = = = = =	= = = = = =

The investments in joint ventures are:

--- Reed Elsevier plc, London (50%)

--- Elsevier Reed Finance BV, Amsterdam (61%)

In addition, Elsevier holds 'E'0.14m par value in shares with special dividend rights in Reed Elsevier Overseas BV and Reed Elsevier Nederland BV, both with registered offices in Amsterdam. These shares are included in the amount shown under investments in joint ventures above. They enable Elsevier to receive dividends from companies within the same tax jurisdiction.

On 11 July 2001, Elsevier took up its rights in a rights issue by Elsevier Reed Finance BV and subscribed for 51 E-shares in the company at a cost of 'E'916m.

7. Debtors

	2001 'E'm	2000 'E'm
	- - - -	- - - -

Joint ventures . . . . . .	88	---
Other accounts receivable	6	5
	- - - -	- - - -
Total . . . . . . . . . .	94	5
	= = = =	= = = =

The accounts receivable from joint ventures bear interest.

8. Creditors: amounts falling due within one year

	2001 'E'm	2000 'E'm
	- - - -	- - - -

Proposed dividend . . . . . . . .	157	140
Joint ventures . . . . . . . . .	---	5
Taxation . . . . . . . . . . . .	11	---
Accounts payable and other debts	1	9
	- - - -	- - - -
Total . . . . . . . . . . . . . .	169	154
	= = = =	= = = =

9. Creditors: amounts falling due after more than one year

	2001 'E'm	2000 'E'm
	- - - -	- - - -

Debenture loans	5	6
	= = = =	= = = =

Debenture loans consist of four convertible personnel debenture loans with a weighted average interest rate of 5.4%. Depending on the conversion terms, the surrender of 'E'227 par value debenture loans qualifies for the acquisition of 20--50 Elsevier ordinary shares.

10.Provisions

	2001 'E'm	2000 'E'm
	- - - -	- - - -

Deferred taxation	58	41
Pension . . . . .	1	1
	- - - -	- - - -
Total . . . . . .	59	42
	= = = =	= = = =

11.Shareholders' funds

	Share capital issued 'E'm	Paid-in surplus 'E'm	Legal reserves 'E'm	Other reserves 'E'm	Total 'E'm
	- - - - - - -	- - - - - - -	- - - - - - - -	- - - - - - - -	- - - - -

Balance as at 31 December 1998 . . . . . . .	32	388	949	143	1,512
Loss attributable to ordinary shareholders .	---	---	(48)	---	(48)
Equity dividends paid and proposed . . . . .	---	---	---	(179)	(179)
Issue of shares, net of expenses . . . . . .	---	8	---	---	8
Redenomination of share capital into euros .	11	(11)	---	---	---
Dividends from joint ventures . . . . . . . .	---	---	(254)	254	---
Exchange translation differences . . . . . .	---	---	202	---	202
Equalisation adjustments . . . . . . . . . .	---	---	(2)	---	(2)
	- - - - - - -	- - - - - - -	- - - - - - - -	- - - - - - - -	- - - - -
Balance as at 31 December 1999 . . . . . . .	43	385	847	218	1,493
Profit attributable to ordinary shareholders	---	---	27	---	27
Equity dividends paid and proposed . . . . .	---	---	---	(200)	(200)
Issue of shares, net of expenses . . . . . .	4	943	---	---	947
Dividends from joint ventures . . . . . . . .	---	---	(623)	623	---
Exchange translation differences . . . . . .	---	---	75	---	75
Equalisation adjustments . . . . . . . . . .	---	---	106	---	106
	- - - - - - -	- - - - - - -	- - - - - - - -	- - - - - - - -	- - - - -
Balance as at 31 December 2000 . . . . . . .	47	1,328	432	641	2,448
Profit attributable to ordinary shareholders	---	---	101	---	101
Equity dividends paid and proposed . . . . .	---	---	---	(221)	(221)
Issue of shares, net of expenses . . . . . .	---	110	---	---	110
Dividends from joint ventures . . . . . . . .	---	---	(100)	100	---
Exchange translation differences . . . . . .	---	---	42	---	42
Equalisation adjustments . . . . . . . . . .	---	---	(88)	---	(88)
	- - - - - - -	- - - - - - -	- - - - - - - -	- - - - - - - -	- - - - -
Balance as at 31 December 2001 . . . . . . .	47	1,438	387	520	2,392
	= = = = = = =	= = = = = = =	= = = = = = = =	= = = = = = = =	= = = = =

During 1999, the ordinary shares of Dfl 0.10 par value were redenominated as ordinary shares of 'E'0.06 par value. This resulted in an increase in share capital of 'E'11m which was transferred from the paid-in surplus account.

The authorised share capital consists of 2,100m ordinary shares and 30m registered R-shares. As at 31 December 2001, the issued share capital consisted of 736,575,369 (2000 735,717,794; 1999 668,251,106) ordinary shares of 'E'0.06 par value and 4,679,249 (2000 and 1999 4,049,951) R-shares of 'E'0.60 par value. The R-shares are held by a subsidiary company of Reed International. The R-shares are convertible at the election of the holder into ten ordinary shares each. They have otherwise the same rights as the ordinary shares, except that Elsevier may pay a lower dividend on the R-shares.

On 12 April 2001, Elsevier issued 629,298 R-shares to Reed Holding BV, a wholly owned subsidiary of Reed International, for 'E'91.3m before capital taxes, so as to maintain Reed International's 5.8% indirect equity interest in Elsevier.

Within paid-in surplus, an amount of 'E'1,261m (2000 'E'1,151m; 1999 'E'208) is free of tax.

Details of shares issued under share option schemes are set out in note 12.

12.Share option schemes

Reed Elsevier plc operates an Executive Share Option Scheme and options are granted to selected full time employees of Reed Elsevier. Options granted over Elsevier ordinary shares are normally exercisable after three years and may be exercised up to ten years from the date of grant at a price equivalent to the market value of the Elsevier ordinary shares at the time of grant.

Transactions during the three years ended 31 December 2001 were:

	Number of ordinary shares	Exercise price 'E'
	- - - - - - - - - -	- - - - - - - - - - -

Outstanding at 31 December 1998	1,132,360
Granted . . . . . . . . . . .	9,263,019	10.45-13.55
Exercised . . . . . . . . . .	---
Lapsed . . . . . . . . . . . .	(152,312)
	- - - - - - - - - -
Outstanding at 31 December 1999	10,243,067
Granted . . . . . . . . . . .	2,396,765	10.73-15.66
Exercised . . . . . . . . . .	(301,498)	10.45-15.70
Lapsed . . . . . . . . . . . .	(548,789)
	- - - - - - - - - -
Outstanding at 31 December 2000	11,789,545
Granted . . . . . . . . . . .	6,758,464	11.65-15.43
Exercised . . . . . . . . . .	(661,415)	10.45-13.55
Lapsed . . . . . . . . . . . .	(470,024)
	- - - - - - - - - -
Outstanding at 31 December 2001	17,416,570
	= = = = = = = = = =

The above outstanding options will, upon exercise, be met by the issue of new Elsevier ordinary shares. Options outstanding at 31 December 2001 were exercisable by 2011. 775,290 options had vested at 31 December 2001.

In addition to the above, 9,346,181 options were outstanding at 31 December 2001 under the Reed Elsevier plc Senior Executive Long Term Incentive Scheme at prices ranging between 'E'10.73 and 'E'15.66. Such options are exercisable from 1 January 2005 and the options will be met by the issue of new Elsevier ordinary shares.

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

Transactions during the three years ended 31 December 2001 were:

	Number of ordinary shares	Exercise price 'E'
	- - - - - - - - -	- - - - - - - - - - -

Outstanding at 31 December 1998	2,739,874
Granted . . . . . . . . . . .	233,285	13.55
Exercised . . . . . . . . . .	(450,580)	6.65-14.11
	- - - - - - - - -
Outstanding at 31 December 1999	2,522,579
Granted . . . . . . . . . . .	---
Exercised . . . . . . . . . .	(562,866)	11.93-14.11
Lapsed . . . . . . . . . . . .	(64,710)
	- - - - - - - - -
Outstanding at 31 December 2000	1,895,003
Granted . . . . . . . . . . .	---
Exercised . . . . . . . . . .	(177,000)	11.93-14.11
	- - - - - - - - -
Outstanding at 31 December 2001	1,718,003
	= = = = = = = = =

The above outstanding options will, upon exercise, be met by the issue of new Elsevier ordinary shares. Options outstanding at 31 December 2001 were exercisable by 2009. All options had vested at 31 December 2001.

Excluded from the above are options granted until 1999 under the Reed Elsevier plc Executive Share Option Schemes (No. 2) which, upon exercise, will be met by the Reed Elsevier Employee Benefit Trust (``EBT'') from shares purchased in the market. At 31 December 2001 there were 1,310,417 such options outstanding at exercise prices ranging between 'E'10.45 and 'E'15.70. The EBT will also be used to satisfy nil cost options granted to certain senior executives. At 31 December 2001 there were 350,972 such options outstanding.

13.Contingent liabilities

There are contingent liabilities in respect of borrowings of the Reed Elsevier plc group and Elsevier Reed Finance BV group guaranteed by Elsevier as follows:

	2001 'E'm	2000 'E'm
	- - - - -	- - - - -

Guaranteed jointly and severally with Reed International	5,061	2,941
	= = = = =	= = = = =

Financial instruments disclosures in respect of the borrowings covered by the above guarantees are given in note 24 to the Reed Elsevier combined financial statements.

14. Proposal for allocation of profit

	2001 'E'm	2000 'E'm	1999 'E'm
	- - - -	- - - -	- - - -

Interim dividend on ordinary shares	64	60	79
Final dividend on ordinary shares .	157	140	100
Dividend on R-shares . . . . . . . .	---	---	---
Retained loss . . . . . . . . . . .	(120)	(173)	(227)
	- - - -	- - - -	- - - -
	101	27	(48)
	= = = =	= = = =	= = = =

15.Summary of the principal differences between Dutch GAAP and U.S. GAAP

The financial statements are prepared in accordance with Dutch GAAP, which differs in certain significant respects from U.S. GAAP. These differences relate principally to the following items and the effect of material differences on net income and shareholders' funds is shown in the following tables.

Impact of U.S. GAAP adjustments to combined financial statements

Elsevier accounts for its 50% economic interest in the Reed Elsevier combined businesses, before the effect of tax credit equalisation, by the equity method in conformity with Dutch GAAP which is similar to the equity method in U.S. GAAP. Using the equity method to present its net income and shareholders' funds under U.S. GAAP, Elsevier reflects its 50% share of the effects of differences between Dutch GAAP and U.S. GAAP relating to the combined businesses as a single reconciling item. The most significant differences relate to the capitalisation and amortisation of goodwill and other intangibles, pensions and deferred taxes. A more complete explanation of the accounting policies used by the Reed Elsevier combined businesses and the differences between Dutch GAAP and U.S. GAAP is given in note 29 to the Reed Elsevier combined financial statements.

Equity dividends

Under Dutch GAAP, dividends are provided for in the year in respect of which they are proposed by the directors. Under U.S. GAAP, such dividends would not be provided for until they are formally declared by the directors.

Exceptional items

Exceptional items are material items within Elsevier's ordinary activities which under Dutch GAAP are required to be disclosed separately due to their size or incidence. These items do not qualify as extraordinary under U.S. GAAP and are considered a part of operating results.

Stock based compensation

SFAS 123: Accounting for Stock Based Compensation, establishes a fair value based method of computing compensation cost. It encourages the application of this method in the profit and loss account instead of intrinsic value based methods. Where fair values are not applied, the proforma effect on net income must be disclosed.

The disclosure only provisions of SFAS 123 have been adopted. If Elsevier's share of the combined businesses compensation costs based on fair value at the grant date had been recognised in the profit and loss account, net income under U.S. GAAP would have been reduced by 'E'17m in 2001 (2000 'E'19m; 1999 'E'3m). Proforma basic (loss)/gain per share, reflecting this cost, would have been 'E'(0.03) (2000 'E'0.05; 1999 'E'(0.07)).

15.Summary of the principal differences between Dutch GAAP and U.S. GAAP -- (continued)

The fair value of each option grant is estimated on the date of the grant using the Black Scholes option pricing model with the following assumptions for grants in the year:

	2001	2000
	- - - - - -	- - - - - -

Expected life (years) .	3.2	4.3
Expected dividend yield	2.20%	2.30%
Expected volatility . .	30.64%	35.66%
Risk free interest rate	5.11%	5.30%

Effects on net income of material differences between Dutch GAAP and U.S. GAAP

	2001 'E'm	2000 'E'm	1999 'E'm
	- - - - -	- - - -	- - - - -

Net income/(loss) under Dutch GAAP . . . . . . . . . . . . . . .	101	27	(48)
Impact of U.S. GAAP adjustments to combined financial statements	(106)	31	2
	- - - - -	- - - -	- - - - -
Net (loss)/income under U.S. GAAP . . . . . . . . . . . . . . . .	(5)	58	(46)
	= = = = =	= = = =	= = = = =
Basic (loss)/earnings per share under U.S. GAAP ('E') . . . . . .	(0.01)	0.08	(0.06)
	= = = = =	= = = =	= = = = =
Diluted (loss)/earnings per share under U.S. GAAP ('E') . . . . .	(0.01)	0.08	(0.06)
	= = = = =	= = = =	= = = = =

The basic and diluted (loss)/earnings per share under U.S. GAAP includes a 50% share of the following items:

(i)for 2001, 'E'0.04 loss in respect of reorganisation costs, principally headcount reduction in the Business division, and acquisition related costs arising from the integration of Harcourt and other recent acquisitions, and 'E'0.05 gain primarily in respect of the disposal of OAG Worldwide, Cahners Travel Group, Bowker and certain training businesses in the Netherlands;

(ii) for 2000, 'E'0.10 loss principally in respect of the costs of a major programme of reorganisation across the Reed Elsevier businesses commenced in 1999 and 'E'0.09 gain in respect of businesses disposed in 2000; and

(iii)for 1999, 'E'0.24 loss in respect of the costs of a major programme of reorganisation across the Reed Elsevier businesses and Year 2000 compliance and acquisition related costs.

Effects on shareholders' funds of material differences between Dutch GAAP and U.S. GAAP

	2001 'E'm	2000 'E'm
	- - - - -	- - - - -

Shareholders' funds under Dutch GAAP . . . . . . . . . . . . . .	2,392	2,448
Impact of U.S. GAAP adjustments to combined financial statements	294	396
Equity dividends not declared in the period . . . . . . . . . . .	157	140
	- - - - -	- - - - -
Shareholders' funds under U.S. GAAP . . . . . . . . . . . . . . .	2,843	2,984
	= = = = =	= = = = =

Comprehensive Income Information

SFAS 130: Reporting Comprehensive Income, requires that all items that are required to be recognised as components of comprehensive income under U.S. GAAP are reported in a separate financial statement. Under U.S. GAAP comprehensive income for 2001 would be 'E'44m loss (2000 'E'238m income; 1999 'E'186m loss). Under U.S. GAAP comprehensive income per share for 2001 would be 'E'0.06 loss (2000 'E'0.33 income; 1999 'E'0.26 loss). Comprehensive income under U.S. GAAP comprises net income for the financial year, share of the comprehensive income items arising in the combined businesses, equalisation and exchange translation differences.

Harcourt acquisition

Proforma information for the enlarged group for the two years ended 31 December 2001, which has been prepared on the basis of Reed Elsevier's U.K. and Dutch GAAP accounting policies and as if the acquisition had taken place on 1 January 2000, is set out in note 29 to the Reed Elsevier combined financial statements on page F-36. Elsevier's share of this proforma net income for the years ended 31 December 2001 and 2000 is 'E'109m and 'E'66m respectively, resulting in proforma basic earnings per share of 'E'0.14 and 'E'0.09 for those years.

GLOSSARY OF TERMS

Terms used in Annual Report on Form 20-F

U.S. equivalent or brief description

Accruals

Accrued expenses

Allotted

Issued

Bank borrowings

Payable to banks

Called up share capital

Issued share capital

Capital allowances

Tax term equivalent to U.S. tax depreciation allowances

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

Profit attributable

Net income

Reed Elsevier

Reed International P.L.C., Elsevier NV, Reed Elsevier plc and
Elsevier Reed Finance BV and their respective subsidiaries,
associates and joint ventures

Short term investments

Redeemable securities and short- term deposits

Shareholders' funds

Shareholders' equity

Share premium account

Premiums paid in excess of par value of ordinary shares

Tangible fixed assets

Property, plant and equipment

Turnover/revenues

Sales

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, each of the Registrants certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorised, on 20 February 2002.

REED INTERNATIONAL P.L.C.
Registrant

ELSEVIER NV
Registrant

By: C H L DAVIS

By: C H L DAVIS

C H L Davis
Chief Executive Officer

C H L Davis
Member, Executive Board & Chief Executive Officer

By: M H ARMOUR

By: M H ARMOUR

M H Armour
Chief Executive Officer

M H Armour
Member, Executive Board & Chief Executive Officer

Dated: 20 February 2002

Dated: 20 February 2002

S --1

STATEMENT OF DIFFERENCES

The British pound sterling sign shall be expressed as . . . . . . . . . .'L'

The Euro sign is expressed as . . . . . . . . . . . . . . . . . . . . . .'E'

Characters normally expressed as subscript shall be preceded by . . . . .[u]