Form 20-F
REED ELSEVIER NV
filed 2003-03-10
CIK 929869

As filed with the Securities and Exchange Commission on March 10, 2003

SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 20-F
(Mark One)
[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
or
[ X ]	ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2002
or
[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to
Commission file number: 1-3334
REED ELSEVIER PLC	REED ELSEVIER NV
(Exact name of Registrant as specified in its charter)	(Exact name of Registrant as specified in its charter)
England	The Netherlands
(Jurisdiction of incorporation or organisation)	(Jurisdiction of incorporation or organisation)
25 Victoria Street	Sara Burgerhartstraat 25
London SW1H 0EX	1055 KV Amsterdam
England	The Netherlands
(Address of principal executive offices)	(Address of principal executive offices)
Securities registered or to be registered pursuant to section 12(b) of the Act:
Title of each class	Name of exchange on which registered
Reed Elsevier PLC:
American Depositary Shares (each representing four Reed Elsevier PLC ordinary shares)	New York Stock Exchange
Ordinary shares of 12.5p each
(the “Reed Elsevier PLC ordinary shares”)	New York Stock Exchange*
Reed Elsevier NV:
American Depositary Shares
(each representing two Reed Elsevier NV ordinary shares)	New York Stock Exchange
Ordinary shares of €0.06 each
(the “Reed Elsevier NV ordinary shares”)	New York Stock Exchange*

*	Listed, not for trading, but only in connection with the listing of the applicable Registrant’s American Depositary Shares issued in respect thereof.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuers’ classes of capital or common stock as of December 31, 2002:
Title of each class
Reed Elsevier PLC:	Number of outstanding shares
Ordinary shares of 12.5p each	1,268,374,499
Reed Elsevier NV:
Ordinary shares of €0.06 each	738,355,094
R-shares of €0.60 each (held by a subsidiary of Reed Elsevier PLC)	4,679,249

Indicate by check mark whether the registrants (1) have filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) have been subject to such filing requirements for the past 90 days:

Yes	[ X ]	No	[ ]
Indicate by check mark which financial statement item the registrants have elected to follow:
Item 17	[ ]	Item 18	[ X ]

* The registrants have responded to Item 18 in lieu of responding to this Item.

Return to contents GENERAL

Reed Elsevier PLC (formerly Reed International P.L.C.) and Reed Elsevier NV (formerly Elsevier NV) conduct their business through two jointly owned companies, Reed Elsevier Group plc (formerly Reed Elsevier plc) and Elsevier Reed Finance BV. Reed Elsevier PLC and Reed Elsevier NV have retained their separate legal and national identities. Reed Elsevier is not a legal entity but a collective reference to the separate legal entities of Reed Elsevier PLC, Reed Elsevier NV, Reed Elsevier Group plc and Elsevier Reed Finance BV and their respective subsidiaries, associates and joint ventures. The businesses of all of the entities comprising Reed Elsevier are collectively referred to in this annual report as “Reed Elsevier”, and the financial statements of the combined businesses are referred to as the “combined financial statements”. In this annual report, references to “we”, “our”, or “us” are to all of the entities comprising Reed Elsevier.

In this annual report, references to US dollars, $ and ¢ are to US currency; references to sterling, £, pence or p are to UK currency; references to euro and € are to the currency of the European Economic and Monetary Union, which Reed Elsevier NV adopted in 1999 as its primary currency for the presentation of financial information and the declaration of dividends. For a discussion of the effects of the introduction of the euro on Reed Elsevier’s combined results of operations and combined financial position, see “Item 5: Operating and Financial Review and Prospects”.

The rates used in the preparation of the financial statements for the 2002 financial year were $1.50 per £1.00 and $0.9434 per €1.00 for profit and loss account items (the average prevailing exchange rate during the year) and $1.60 per £1.00 and $1.0463 per €1.00 for balance sheet items (the rate prevailing at December 31, 2002). € amounts for periods prior to the 1999 financial year have been stated using the relevant Dutch guilder amounts, translated at the Official Conversion Rate of Dfl2.20371 per €1.00 which was fixed at January 1, 1999. For a discussion of the effects of currency fluctuations on Reed Elsevier’s combined results of operations and combined financial position, see “Item 5: Operating and Financial Review and Prospects”.

Noon Buying Rates are not used in the preparation of the financial statements included in this annual report except where indicated for certain convenience translations. At December 31, 2002, the Noon Buying Rates were $1.6095 per £1.00 and $1.0485 per €1.00; at February 18, 2003, the Noon Buying Rates were $1.5921 per £1.00 and $1.0708 per €1.00.

Return to contents SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

This document contains or incorporates by reference a number of forward looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act 1934, as amended, with respect to:

•	financial condition;
•	results of operations;
•	business plans;
•	competitive positions;
•	the features and functions of and markets for the products and services we offer; and
•	our business plans and strategies.

We consider any statements that are not historical facts to be “forward looking statements”. These statements are based on the current expectations of the management of our businesses and are subject to risks and uncertainties that could cause actual results or outcomes to differ from those expressed in any forward looking statement. These differences could be material; therefore, you should evaluate forward looking statements in light of various important factors, including those set forth or incorporated by reference in this annual report.

Important factors that could cause actual results to differ materially from estimates or forecasts contained in the forward looking statements include, among others:

•	general economic and business conditions;
•	exchange rate fluctuations;
•	the impact of technological change, including the impact of electronic or other distribution formats, on our businesses;
•	competitive factors in the industries in which we operate;
•	customer acceptance of our products and services;
•	uncertainties as to whether our strategies and business plans will produce the expected returns;
•	demand for our products and services;
•	significant failures or interruptions of our electronic delivery platforms;
•	our ability to maintain high quality management;
•	changes in law and legal interpretation affecting our intellectual property rights;
•	legislative, fiscal and regulatory developments and political risks;
•	requirements or actions of anti-trust authorities;
•	changes in the seasonal and cyclical nature of the markets for our products and services;
•	changes in public funding and spending by schools, academic institutions and states;
•	disruption to our business or markets arising from acts of terrorism or war; and
•	other risks referenced from time to time in the filings of Reed Elsevier PLC and Reed Elsevier NV with the Securities and Exchange Commission.

The terms “estimate”, “project”, “plan”, “intend”, “expect”, “believe”, “should” and similar expressions identify forward looking statements. These forward looking statements are found at various places throughout this annual report and the other documents incorporated by reference in this annual report. See “Item 19: Exhibits” on page F-78 of this annual report.

You should not place undue reliance on these forward looking statements, which speak only as of the date of this annual report. We undertake no obligation to publicly update or release any revisions to these forward looking statements to reflect events or circumstances after the date of this annual report or to reflect the occurrence of unanticipated events.

Return to contents

PART I

ITEM 3: KEY INFORMATION

SELECTED FINANCIAL DATA

REED ELSEVIER
The selected combined financial data for Reed Elsevier should be read in conjunction with, and is qualified by, the combined financial statements included in this annual report. In addition, as separate legal entities, Reed Elsevier PLC and Reed Elsevier NV prepare separate financial statements which reflect their respective shareholders’ economic interest in Reed Elsevier accounted for on an equity basis.

All of the selected financial data for Reed Elsevier set out below has been extracted or derived from the combined financial statements which have been audited by Deloitte & Touche, London and Deloitte & Touche, Amsterdam.

Combined Profit and Loss Account Data

	Year ended December 31,(1)

	1998	1999	2000	2001	2002	2002(2)

	(in millions)
Amounts in accordance with UK and Dutch GAAP:
Turnover
Continuing operations	£3,163	£3,390	£3,768	£4,560	£5,020	$8,080
Discontinued operations(4)	28	—	—	—	—	—

	£3,191	£3,390	£3,768	£4,560	£5,020	$8,080

Adjusted operating profit (including joint ventures)(3)
Continuing operations	£813	£792	£793	£990	£1,133	$1,824
Discontinued operations(4)	—	—	—	—	—	—
Amortisation of goodwill and intangible assets (including joint ventures)	(332)	(373)	(468)	(501)	(527)	(848)
Exceptional items charged to operating income(5)	(79)	(239)	(115)	(98)	(99)	(160)

Operating profit (including joint ventures)	402	180	210	391	507	816
Non operating exceptional items(5)	682	7	85	26	(12)	(19)

Profit on ordinary activities before interest	1,084	187	295	417	495	797
Net interest expense	(40)	(82)	(103)	(142)	(206)	(332)

Profit on ordinary activities before taxation	1,044	105	192	275	289	465
Tax on profit on ordinary activities	(271)	(167)	(159)	(148)	(107)	(172)
Minority interests	(1)	(1)	—	(1)	(1)	(2)

Profit/(loss) attributable to parent companies’ shareholders	£772	£(63)	£33	£126	£181	$291

Adjusted amounts:(3)
Adjusted operating profit	£813	£792	£793	£990	£1,133	$1,824
Adjusted profit before tax	773	710	690	848	927	1,492
Adjusted profit attributable to parent companies’ shareholders	571	527	511	624	682	1,098

Amounts in accordance with US GAAP:
Continuing operations
Amortisation of goodwill and intangible assets (including joint ventures)	(809)	(456)	(546)	(575)	(304)	(489)
Operating income	13	109	236	313	729	1,173
Taxes	(194)	(100)	(74)	(191)	(157)	(253)
Net (loss)/income from continuing operations	(122)	(73)	60	(20)	365	587
Discontinued operations
Net (loss) from trading operations	(1)	—	—	—	—	—
Gain on sales net of provisions	521	—	—	—	—	—

Net income from discontinued operations	520	—	—	—	—	—

Net income/(loss)	£398	£(73)	£60	£(20)	£365	$587

Combined Balance Sheet Data
	As at December 31,(1)

	1998	1999	2000	2001	2002	2002(2)

	(in millions)
Amounts in accordance with UK and Dutch GAAP:
Total assets	£5,760	£5,272	£7,470	£9,838	£8,752	$14,086
Long term obligations less current portion	(520)	(377)	(623)	(2,108)	(1,935)	(3,114)
Net borrowings	(962)	(1,066)	(433)	(3,229)	(2,732)	(4,397)
Combined shareholders’ funds(6)	2,130	1,855	3,041	2,917	2,659	4,280

Amounts in accordance with US GAAP:
Total assets	£6,443	£5,896	£8,162	£11,137	£10,187	$16,396
Long term obligations less current portion	(1,122)	(772)	(1,724)	(3,659)	(3,294)	(5,302)
Combined shareholders’ funds(6)	2,833	2,423	3,707	3,467	3,344	5,382

(1)

The combined financial statements are prepared in accordance with accounting policies that are in conformity with UK and Dutch GAAP, which differ in certain significant respects from US GAAP. The principal differences between UK and Dutch GAAP and US GAAP which are relevant to Reed Elsevier are set out in note 29 to the combined financial statements.

(2)	Noon buying rates as at December 31, 2002 have been used to provide a convenience translation into US dollars.
(3)

UK and Dutch GAAP allow the presentation of alternative earnings measures. Adjusted figures, which exclude the amortisation of goodwill and intangible assets, exceptional items and related tax effects, are presented as additional performance measures. Adjusted figures are reconciled to the reported figures for the three years ended December 31, 2002 in note 12 to the combined financial statements. US GAAP does not permit the presentation of alternative earnings measures.

(4)

Discontinued operations are presented in accordance with UK and Dutch GAAP, and comprise IPC Magazines and the consumer book publishing operations which were the final elements of the consumer segment sold in 1998.

(5)

Exceptional items are significant items within Reed Elsevier’s ordinary activities which, under UK and Dutch GAAP, need to be disclosed separately by virtue of their size or incidence. The items do not qualify as extraordinary under US GAAP and are considered a part of operating results.

Exceptional items charged to operating profit, under UK and Dutch GAAP, are:
(i)

in 2002 £42 million in respect of reorganisation costs related to employee severance, principally in the Business and Legal segments; and £57 million in respect of acquisition related costs arising on the integration and rationalisation of the Scientific, Technical & Medical business and the US Schools and Testing businesses of Harcourt General, Inc (“Harcourt”) and other recent acquisitions;

(ii)

in 2001 £35 million in respect of reorganisation costs related to headcount reduction, principally in the Business division; and £63 million in respect of acquisition related costs arising on the integration of Harcourt and other recent acquisitions, and costs relating to the financing of the Harcourt tender offer;

(iii) in 2000 £77 million in respect of a major programme of reorganisation across Reed Elsevier businesses, commenced in 1999; and £38 million in respect of acquisition related costs;
(iv)

in 1999 £161 million in respect of a major programme of reorganisation across Reed Elsevier businesses, the costs of which include employee severance, surplus leasehold property obligations and fixed asset write offs; and £78 million in respect of Year 2000 compliance and acquisition related costs; and

(v) in 1998 £79 million in respect of Year 2000 compliance and acquisition related costs.

Non operating exceptional items in 2002 arise primarily from the sale and closure of businesses in the Business segment, partly offset by a net gain on disposal of fixed asset investments, comprising a £21m profit on sale of investments acquired on the acquisition of Harcourt less a £17m loss on other fixed asset investments; in 2001 from the net profit on disposal of OAG Worldwide, Cahners Travel Group, Bowker and certain training businesses in the Netherlands; in 2000 from the net profit on disposal of Springhouse, KG Saur and REZsolutions, Inc.; in 1999 from the disposal of fixed asset investments; and in 1998 from the net profit on disposal of IPC Magazines.

For further details see note 8 to the combined financial statements.
(6)

On December 5, 2000, following a joint international offering, Reed Elsevier PLC issued 113,700,000 new 12.5p ordinary shares at 625p each and Reed Elsevier NV issued 66,255,000 new €0.06 ordinary shares at €14.50 each. The purpose of the offering was to finance the proposed acquisition by Reed Elsevier of the Scientific, Technical & Medical business and the US Schools Education and Testing businesses of Harcourt.

REED ELSEVIER PLC
The selected financial data for Reed Elsevier PLC should be read in conjunction with, and is qualified by, the consolidated financial statements of Reed Elsevier PLC included in this annual report. The results and financial position of Reed Elsevier PLC reflect the 52.9% economic interest of Reed Elsevier PLC’s shareholders in Reed Elsevier, after taking account of results arising in Reed Elsevier PLC and its subsidiaries. These interests have been accounted for on a gross equity basis.

All of the selected consolidated financial data for Reed Elsevier PLC set out below has been extracted or derived from the financial statements of Reed Elsevier PLC, which have been audited by Deloitte & Touche, London.

	Year ended December 31,(1)

	1998	1999	2000	2001	2002	2002(2)

	(in millions, except per share amounts)
Amounts in accordance with UK GAAP:
Share of adjusted profit before tax(3)	£409	£376	£365	£449	£490	$789
Share of amortisation of goodwill and intangible assets	(176)	(197)	(248)	(265)	(279)	(449)
Share of exceptional items before tax(4)	319	(122)	(15)	(38)	(58)	(94)
Reed Elsevier NV’s share of UK tax credit on distributed earnings	(12)	(6)	(6)	(6)	(7)	(11)

Profit on ordinary activities before tax	540	51	96	140	146	235

Tax on profit on ordinary activities	(144)	(90)	(85)	(79)	(57)	(92)

Profit/(loss) attributable to ordinary shareholders	£396	£(39)	£11	£61	£89	$143

Basic earnings/(loss) per Reed Elsevier PLC ordinary share	34.7p	(3.4p)	1.0p	4.8p	7.0p	11.3¢
Diluted earnings/(loss) per Reed Elsevier PLC ordinary share	34.6p	(3.4p)	1.0p	4.8p	7.0p	11.3¢
Gross dividends per Reed Elsevier PLC ordinary share(5)	17.3p	11.1p	11.1p	11.7p	12.2p	19.6¢
Total assets	£1,292	£1,090	£1,745	£1,683	£1,556	$2,505
Long term obligations	(36)	(36)	(36)	(36)	(36)	(58)
Shareholders’ funds(6)	1,127	981	1,609	1,543	1,407	2,265
Adjusted amounts:(3)
Adjusted profit before tax	409	376	365	449	490	789
Adjusted profit attributable to ordinary shareholders	302	279	270	330	361	581
Adjusted earnings per Reed Elsevier PLC ordinary share	26.4p	24.4p	23.3p	26.1p	28.5p	45.9¢

Amounts in accordance with US GAAP:
Net income/(loss)	£191	£(47)	£27	£(16)	£186	$299
Basic earnings/(loss) per Reed Elsevier PLC ordinary share	16.7p	(4.1p)	2.3p	(1.3p)	14.7p	23.7¢
Diluted earnings/(loss) per Reed Elsevier PLC ordinary share	16.7p	(4.1p)	2.3p	(1.3p)	14.7p	23.7¢
Total assets	£1,544	£1,328	£2,009	£1,880	£1,815	$2,921
Long term obligations	(36)	(36)	(36)	(36)	(36)	(58)
Shareholders’ funds(6)	1,499	1,282	1,961	1,834	1,768	2,847

(1)

The consolidated financial statements of Reed Elsevier PLC are prepared in accordance with accounting policies that are in conformity with UK GAAP, which differs in certain significant respects from US GAAP. The principal differences between UK GAAP and US GAAP which are relevant to Reed Elsevier PLC are set out in note 22 to the Reed Elsevier PLC financial statements.

(2)	Noon buying rates as at December 31, 2002 have been used to provide a convenience translation into US dollars
(3)

UK GAAP allows the presentation of alternative earnings measures. Adjusted figures, which exclude the amortisation of goodwill and intangible assets, exceptional items and related tax effects, are presented as additional performance measures. Adjusted figures are reconciled to the reported figures for the three years ended December 31, 2002 in note 11 to the Reed Elsevier PLC consolidated financial statements. US GAAP does not permit the presentation of alternative earnings measures.

(4)	Share of exceptional items before tax includes Reed Elsevier PLC’s share of Reed Elsevier’s exceptional items:
(i)

in 2002 exceptional charges relate to reorganisation costs, principally employee severance in the Business and Legal segments, and acquisition related costs arising on the integration and rationalisation of Harcourt and other recent acquisitions. Basic earnings per Reed Elsevier PLC ordinary share include 4.2p (loss) in respect of these items. Exceptional net losses, amounting to 0.5p per Reed Elsevier PLC ordinary share, arose in 2002 in respect of disposals of businesses and fixed asset investments;

(ii)

in 2001 exceptional charges relate to reorganisation costs, principally headcount reduction in the Business division, acquisition related costs arising on the integration of Harcourt and other recent acquisitions, and costs relating to the financing of the Harcourt tender offer. Basic earnings per Reed Elsevier PLC ordinary share include 4.1p (loss) in respect of these items. Exceptional gains, amounting to 1.1p per Reed Elsevier PLC ordinary share, arose in 2001 primarily in respect of the disposal of OAG Worldwide, Cahners Travel Group, Bowker and certain training businesses in the Netherlands;

(iii)

in 2000 exceptional charges principally relate to the costs of a major programme of reorganisation across Reed Elsevier businesses, commenced in 1999. Basic earnings per Reed Elsevier PLC ordinary share include 5.3p (loss) in respect of these items. Exceptional gains, amounting to 3.9p per Reed Elsevier PLC ordinary share, arose in 2000 in respect of the disposal of Springhouse, KG Saur and REZsolutions;

(iv)

in 1999 exceptional items relate to the costs of a major programme of reorganisation across Reed Elsevier businesses and to Year 2000 compliance and acquisition related costs. Reorganisation costs include employee severance, surplus leasehold property obligations and fixed asset write-offs. Basic earnings per Reed Elsevier PLC ordinary share include 11.0p (loss) in respect of these items; and

(v)

in 1998 exceptional items principally relate to the gain on disposal of IPC Magazines. Basic earnings per Reed Elsevier PLC ordinary share under, respectively, US GAAP and UK GAAP includes 24.1p and 27.4p in respect of this item. Additionally, basic earnings per Reed Elsevier PLC ordinary share includes 12.3p loss under US GAAP in respect of a non-recurring incremental charge for amortisation of goodwill and intangible assets arising on a re-evaluation of the estimated useful lives of these assets under US GAAP.

(5)

The amount of gross dividends per Reed Elsevier PLC ordinary share shown includes the UK tax credit available to certain Reed Elsevier PLC shareholders, including beneficial owners of Reed Elsevier PLC ADSs who are residents of the US for the purposes of the UK Tax Treaty, but do not include any deduction on account of UK withholding taxes, currently at the rate of 15% of the sum of the dividend and the related tax credit in most cases; see “Item 10: Additional Information — Taxation”.

(6)

On December 5, 2000, Reed Elsevier PLC issued 113,700,000 new 12.5p ordinary shares at 625p each following a joint international offering by Reed Elsevier PLC and Reed Elsevier NV. The purpose of the offering was to finance the proposed acquisition by Reed Elsevier of the Scientific, Technical & Medical business and the US Schools Education and Testing businesses of Harcourt. The nominal value of the shares issued was £14.2 million and the net proceeds were £694 million.

REED ELSEVIER NV
The selected financial data for Reed Elsevier NV should be read in conjunction with, and is qualified by, the financial statements of Reed Elsevier NV included in this annual report. The results and financial position of Reed Elsevier NV reflect the 50% economic interest of Reed Elsevier NV’s shareholders in Reed Elsevier. These interests are accounted for on an equity basis.

All of the selected financial data for Reed Elsevier NV set out below has been extracted or derived from the financial statements of Reed Elsevier NV, which have been audited by Deloitte & Touche, Amsterdam.

	Year ended December 31,(1)

	1998	1999	2000	2001	2002	2002(2)

	(in millions, except per share amounts)
Amounts in accordance with Dutch GAAP:
Share of adjusted profit before tax(3)	€575	€540	€566	€683	€737	$773
Share of amortisation of goodwill and intangible assets	(247)	(284)	(384)	(403)	(419)	(439)
Share of exceptional items before tax(4)	449	(176)	(25)	(59)	(88)	(92)
Taxation	(203)	(128)	(130)	(120)	(86)	(91)

Profit/(loss) attributable to ordinary shareholders	€574	€(48)	€27	€101	€144	$151

Basic earnings/(loss) per Reed Elsevier NV ordinary share	€0.81	€(0.07)	€0.04	€0.13	€0.18	0.19¢
Diluted earnings/(loss) per Reed Elsevier NV ordinary share	0.81	(0.07)	0.03	0.13	0.18	0.19¢
Gross dividends per Reed Elsevier NV ordinary share	0.39	0.27	0.28	0.30	0.30	0.31¢
Total assets	1,736	1,639	2,650	2,625	2,266	$2,376
Long term borrowings, less current portion	(11)	(8)	(6)	(5)	(6)	(6)
Shareholders’ funds(5)	1,512	1,493	2,448	2,392	2,034	2,133
Adjusted amounts:(3)
Adjusted profit before tax	575	540	566	683	737	773
Adjusted profit attributable	425	401	419	503	542	568
Adjusted earnings per Reed Elsevier NV ordinary share	0.60	0.57	0.59	0.64	0.69	0.72¢

Amounts in accordance with US GAAP:
Net income/(loss)	€326	€(46)	€58	€(5)	€303	$318
Basic earnings/(loss) per Reed Elsevier NV ordinary share	0.46	(0.06)	0.08	(0.01)	0.39	0.41¢
Diluted earnings/(loss) per Reed Elsevier NV ordinary share	0.46	(0.06)	0.08	(0.01)	0.39	0.41¢
Total assets	2,057	1,997	3,046	2,919	2,634	$2,762
Long term borrowings, less current portion	(11)	(8)	(6)	(5)	(6)	(6)
Shareholders’ funds(5)	2,012	1,951	2,984	2,843	2,558	2,682

(1)

The financial statements of Reed Elsevier NV are prepared in accordance with accounting policies that are in conformity with Dutch GAAP, which differs in certain significant respects from US GAAP. The principal differences between Dutch GAAP and US GAAP which are relevant to Reed Elsevier NV are set out in note 15 to the Reed Elsevier NV financial statements.

(2)	Noon buying rates as at December 31, 2002 have been used to provide a convenience translation into US dollars.
(3)

Dutch GAAP allows the presentation of alternative earnings measures. Adjusted figures, which exclude the amortisation of goodwill and intangible assets, exceptional items and related tax effects, are provided as additional performance measures. Adjusted figures are reconciled to the reported figures for the three years ended December 31, 2002 in note 5 to the Reed Elsevier NV financial statements. US GAAP does not permit the presentation of alternative earnings measures.

(4)	Share of exceptional items before tax includes Reed Elsevier NV’s share of Reed Elsevier’s exceptional items:
(i)

in 2002 exceptional charges relate to reorganisation costs, principally employee severance in the Business and Legal segments, and acquisition related costs arising on the integration and rationalisation of Harcourt and other recent acquisitions. Basic earnings per Reed Elsevier NV ordinary share include €0.10 (loss) in respect of these items. Exceptional net losses, amounting to €0.01 per Reed Elsevier NV ordinary share, arose in 2002 in respect of disposals of businesses and fixed asset investments;

(ii)

in 2001 exceptional charges relate to reorganisation costs, principally headcount reduction in the Business division, acquisition related costs arising on the integration of Harcourt and other recent acquisitions, and costs relating to the financing of the tender offer. Basic earnings per Reed Elsevier NV ordinary share include €0.10 (loss) in respect of these items. Exceptional gains, amounting to €0.03 per Reed Elsevier NV ordinary share, arose primarily in respect of the disposal of OAG Worldwide, Cahners Travel Group, Bowker and certain training businesses in the Netherlands;

(iii)

in 2000 exceptional charges principally relate to the costs of a major programme of reorganisation across Reed Elsevier businesses, commenced in 1999. Basic earnings per Reed Elsevier NV ordinary share include €0.13 (loss) in respect of these items. Exceptional gains, amounting to €0.10 per Reed Elsevier NV ordinary share, arose in 2000 in respect of the disposal of Springhouse, KG Saur and REZsolutions;

(iv)

in 1999 exceptional items relate to the costs of a major programme of reorganisation across Reed Elsevier businesses, and to Year 2000 compliance and acquisition related costs. Reorganisation costs include employee severance, surplus leasehold property obligations and fixed asset write-offs. Basic earnings per Reed Elsevier NV ordinary share include €0.26 (loss) in respect of these items; and

(v)

in 1998 exceptional items principally relate to the gain on disposal of IPC Magazines. Basic earnings per Reed Elsevier NV ordinary share under, respectively, Dutch GAAP and US GAAP includes €0.55 and €0.62 in respect of this item. Additionally, basic earnings per Reed Elsevier NV ordinary share includes €0.28 loss under US GAAP in respect of a non- recurring incremental charge for amortisation of goodwill and intangible assets arising on a re-evaluation of the estimated useful lives of these assets under US GAAP.

(5)

On April 12, 2001, the company issued 629,298 R–shares to Reed Holding BV, a wholly owned subsidiary of Reed Elsevier PLC, for €91.3 million before capital taxes, so as to maintain Reed Elsevier PLC’s 5.8% indirect equity interest in Reed Elsevier NV. On December 5, 2000, the company issued 66,255,000 new ordinary shares at €14.50 each following a joint international offering by Reed Elsevier PLC and Reed Elsevier NV. The purpose of the offering was to finance the proposed acquisition by Reed Elsevier of the Scientific, Technical & Medical business and the US Schools Education and Testing businesses of Harcourt. The nominal value of the shares issued was €4.0 million and the net proceeds were €933 million.

EXCHANGE RATES
For a discussion of the impact of currency fluctuations on Reed Elsevier’s combined results of operations and combined financial position, see “Item 5: Operating and Financial Review and Prospects”. The exchange rate on February 18, 2003 was £1.00 = $1.5921 and €1.00 = $1.0708.

The following table illustrates, for the periods and dates indicated, certain information concerning the Noon Buying Rate for pounds sterling expressed in US dollars per £1.00. Noon Buying Rates have not been used in the preparation of the Reed Elsevier combined financial statements or the Reed Elsevier PLC financial statements.

US dollars per £1.00 – Noon Buying Rates

	Period

Year ended December 31,	End	Average(1)	High	Low

1998	1.66	1.66	1.71	1.61
1999	1.62	1.62	1.68	1.55
2000	1.49	1.52	1.65	1.40
2001	1.45	1.44	1.50	1.37
2002	1.61	1.50	1.61	1.41

Month			High	Low

February 2003 (through February 18, 2003)			1.65	1.59
January 2003			1.65	1.60
December 2002			1.61	1.56
November 2002			1.59	1.54
October 2002			1.57	1.54
September 2002			1.57	1.53
August 2002			1.57	1.52

(1)	The average of the Noon Buying Rates on the last day of each month during the relevant period.

The following table illustrates, for the periods and dates indicated, certain information concerning the Noon Buying Rate for the euro expressed in US dollars per €1.00. Noon Buying Rates have not been used in the preparation of the Reed Elsevier NV financial statements.

US dollars per €1.00(1) – Noon Buying Rates

	Period

Year ended December 31,	End	Average(2)	High	Low

1998	1.17	1.10	1.21	1.06
1999	1.01	1.07	1.18	1.00
2000	0.94	0.92	1.03	0.83
2001	0.89	0.90	0.95	0.84
2002	1.05	0.95	1.05	0.86

Month			High	Low

February 2003 (through February 18, 2003)			1.09	1.07
January 2003			1.09	1.04
December 2002			1.05	0.99
November 2002			1.01	0.99
October 2002			0.99	0.97
September 2002			1.00	0.97
August 2002			0.99	0.96

(1)

€ rates for periods prior to the 1999 financial year have been stated using the relevant Dutch guilder rates, translated at the Official Conversion Rate of Dfl2.20371 per €1.00, which was fixed as at January 1, 1999.

(2)	The average of the Noon Buying Rates on the last day of each month during the relevant period.

Return to contents

RISK FACTORS

The key risks to our business are included below. Additional risks not presently known to us or that we currently deem immaterial may also impair our business.

We operate in a highly competitive environment that is subject to rapid change and we must continue to invest and adapt to remain competitive.

Our science and medical, business to business, legal and education businesses operate in highly competitive markets. These markets continue to change in response to technological innovations, changing legislation and other factors. We cannot predict with certainty the changes that may occur and the effect of those changes on the competitiveness of our businesses. In particular, the means of delivering our products and services, and the products and services themselves, may be subject to rapid technological and other changes. We cannot predict whether technological innovations will, in the future, make some of our products wholly or partially obsolete. We may be required to invest significant resources to further adapt to the changing competitive environment.

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

Our products and services are largely comprised of intellectual property content delivered through a variety of media, including journals, books, CD-ROMs, and online, including the internet. We rely on trademark, copyright, patent and other intellectual property laws to establish and protect our proprietary rights in these products and services. However, we cannot assure you that our proprietary rights will not be challenged, limited, invalidated or circumvented. Despite trademark and copyright protection and similar intellectual property protection laws, third parties may be able to copy, infringe or otherwise profit from our proprietary rights without our authorisation. These unauthorised activities may be facilitated by the internet.

In addition, whilst there is now certain internet-specific copyright legislation in the United States and in the European Union there remains significant uncertainty as to the date from which these will be enforced and the form copyright law regulating digital content may ultimately take. More specifically, in the United States the Digital Millennium Copyright Act is under legal challenge and, in the European Union, national legislation by the member states implementing the EU Copyright Directive has not been adopted. These factors create additional challenges for us in protecting our proprietary rights to content delivered through the internet and electronic platforms. Moreover, whilst non-copyrightable databases are protected by law in the European Union, there is no equivalent legal protection in the United States.

Fluctuations in exchange rates may affect our reported results.

Our financial statements are expressed in pounds sterling and euros and are, therefore, subject to movements in exchange rates on the translation of the financial information of businesses whose operational currencies are other than our reporting currencies. The United States is our most important market and, accordingly, significant fluctuations in US dollar/sterling and US dollar/euro exchange rates could significantly affect our reported results from year to year. In addition, in some of our businesses we incur costs in currencies other than those in which revenues are earned. The relative movements between the exchange rates in the currencies in which costs are incurred and the currencies in which revenues are earned can significantly affect the profits of those businesses.

Changes in tax laws or their application may adversely affect our reported results.

Our businesses operate in over 100 locations worldwide and our earnings are subject to taxation in many differing jurisdictions and at differing rates. We seek to organise our affairs in a tax efficient manner, taking account of the jurisdictions in which we operate. Tax laws that apply to Reed Elsevier businesses may be amended by the relevant authorities, for example as a result of changes in fiscal circumstances or priorities. Such amendments, or their application to Reed Elsevier businesses, may adversely affect our reported results.

We may be unable to implement and execute our strategic and business plans if we cannot maintain high quality management.

The implementation and execution of our strategic and business plans depend on the availability of high quality management resources across all our businesses. We cannot predict that in the future such resources will be available.

We cannot assure you whether our substantial investment in electronic product and platform initiatives will produce satisfactory, long term returns.

We are investing significant amounts to develop and promote electronic products and platforms. The provision of electronic products and services is very competitive and we may experience difficulties developing this aspect of our business due to a variety of factors, many of which are beyond our control. These factors may include:

•	the acceptance of our electronic products and platforms by our customers; and
•	competition from comparable and new technologies

In addition, as a consequence of our electronic product and platform initiatives, an increasing proportion of our revenues are now internet based and, consequently, we are becoming more dependent on the successful performance and operation of the internet and our systems.

Changes in government funding of, or spending by, schools, academic institutions and states may adversely affect demand for the products and services of our education and science and medical businesses.

The customers of our education business in the United States are state boards of education and local school districts which rely on various sources of governmental funding, primarily from state and local governments, to purchase products and services offered by our education business. The principal customers for the information products and services offered by our science and medical business are academic institutions, which fund purchases of these products and services from limited budgets that may be sensitive to changes in private and governmental sources of funding. Accordingly any decrease in governmental funding for schools or decrease in budgets of academic institutions or changes in the spending patterns of schools or academic institutions could negatively impact our businesses.

A significant portion of our revenue is derived from advertising and exhibitions.

Approximately 14% of our revenue in 2002 was derived from advertising and 8% from exhibitions. In particular, the Business segment is highly dependent on advertising and exhibitions revenues. In 2002, 41% of Business segment revenues were derived from advertising and 31% from exhibitions.

Traditionally, spending by companies on advertising and other marketing activities has been cyclical with companies spending significantly less on advertising in times of economic slowdown or recession, as has been the case in 2002. Our results could be adversely affected by a prolonged reduction of advertising revenues that would likely result upon a continuing economic slowdown or recession.

The exhibitions business is similarly affected by cyclical pressures on spending by companies. Additionally, participation and attendance at exhibitions is affected by the availability of exhibition venues and the propensity of exhibitors and attendees to travel. Our results could be adversely affected if the availability of venues or the demand from exhibitors and attendees were reduced due to international security concerns or acts of terrorism or war.

Our businesses may be adversely affected if their electronic delivery platforms experience a significant failure or interruption.

Our businesses are increasingly dependent on electronic platforms, primarily the internet, for delivery of their products and services. Although plans and procedures are in place to reduce such risks, our businesses could be adversely affected if their electronic delivery platforms experience a significant failure, interruption or security breach.

Return to contents

ITEM 4: INFORMATION ON REED ELSEVIER

BACKGROUND

Corporate structure
Reed Elsevier came into existence in January 1993, when Reed Elsevier PLC (previously named Reed International P.L.C.) and Reed Elsevier NV (previously named Elsevier NV) contributed their businesses to two jointly owned companies, Reed Elsevier Group plc (previously named Reed Elsevier plc), a UK registered company which owns the publishing and information businesses, and Elsevier Reed Finance BV, a Dutch registered company which owns the financing activities. Reed Elsevier PLC and Reed Elsevier NV have retained their separate legal and national identities and are publicly held companies. Reed Elsevier PLC’s securities are listed in London and New York, and Reed Elsevier NV’s securities are listed in Amsterdam and New York.

Equalisation arrangements
Reed Elsevier PLC and Reed Elsevier NV each hold a 50% interest in Reed Elsevier Group plc. Reed Elsevier PLC holds a 39% interest in Elsevier Reed Finance BV, with Reed Elsevier NV holding a 61% interest. Reed Elsevier PLC additionally holds a 5.8% indirect equity interest in Reed Elsevier NV, reflecting the arrangements entered into between the two companies at the time of the merger, which determined the equalisation ratio whereby one Reed Elsevier NV ordinary share is, in broad terms, intended to confer equivalent economic interests to 1.538 Reed Elsevier PLC ordinary shares. The equalisation ratio is subject to change to reflect share splits and similar events that affect the number of outstanding ordinary shares of either Reed Elsevier PLC or Reed Elsevier NV.

Under the equalisation arrangements, Reed Elsevier PLC shareholders have a 52.9% economic interest in Reed Elsevier, and Reed Elsevier NV shareholders (other than Reed Elsevier PLC) have a 47.1% economic interest in Reed Elsevier. Holders of ordinary shares in Reed Elsevier PLC and Reed Elsevier NV enjoy substantially equivalent dividend and capital rights with respect to their ordinary shares.

The boards of both Reed Elsevier PLC and Reed Elsevier NV have agreed, except in exceptional circumstances, to recommend equivalent gross dividends (including, with respect to the dividend on Reed Elsevier PLC ordinary shares, the associated UK tax credit), based on the equalisation ratio. A Reed Elsevier PLC ordinary share pays dividends in sterling and is subject to UK tax law with respect to dividend and capital rights. A Reed Elsevier NV ordinary share pays dividends in euros and is subject to Dutch tax law with respect to dividend and capital rights.

The principal assets of Reed Elsevier PLC comprise its 50% interest in Reed Elsevier Group plc, its 39% interest in Elsevier Reed Finance BV, its indirect equity interest in Reed Elsevier NV and certain amounts receivable from subsidiaries of Reed Elsevier Group plc. The principal assets of Reed Elsevier NV comprise its 50% interest in Reed Elsevier Group plc, its 61% interest in Elsevier Reed Finance BV and certain amounts receivable from subsidiaries of Reed Elsevier Group plc and Elsevier Reed Finance BV. Reed Elsevier NV also owns shares, carrying special dividend rights, in certain of the Dutch subsidiaries of Reed Elsevier Group plc. These shares enable Reed Elsevier NV to receive dividends from companies within its tax jurisdiction, thereby mitigating Reed Elsevier’s potential tax costs.

Material acquisitions and disposals
Reed Elsevier has made strategic acquisitions in the science & medical, legal, education and business sectors to enhance existing activities. Total acquisition expenditure in the three years ended December 31, 2002 was approximately £4.3 billion, after taking into account borrowings and net cash acquired.

The most significant acquisition has been that of Harcourt in July 2001 for $4.45 billion (£3.2 billion). Reed Elsevier acquired the entire share capital of Harcourt General, Inc following a successful tender offer of $59 per share of common stock or share equivalent. Certain businesses — the Harcourt Higher Education business and the Corporate & Professional Services businesses other than educational and clinical testing — were immediately on-sold to The Thomson Corporation for $2.06 billion, on which taxes of approximately $0.5 billion were payable over 12 months. Harcourt General debt on completion was approximately $1.5 billion.

Reed Elsevier retained Harcourt’s Scientific, Technical & Medical (“STM”) business and its kindergarten to 12th grade US Schools Education and Testing businesses for an implied total value of approximately $4.5 billion, including the assumption of certain corporate liabilities and looking through seasonal cashflow variations.

The acquisition was financed initially from the $1.8 billion of cash proceeds of a joint international share offering in December 2000, the assumption of $0.9 billion of Harcourt General public debt, and from short term commercial paper borrowings. In July 2001, $1.5 billion of short term borrowings were refinanced through a multi-currency multi-tranche global bond offering, under which were issued $550 million 5 year notes, €500 million 7 year notes swapped to US dollars, and $550 million 10 year notes.

The other principal acquisitions in the three years ended December 31, 2002 have been:
•	CMD Group, an international supplier of information to the construction industry, in May 2000 for $300 million (£199 million); and
•	Miller Freeman Europe, a European trade exhibition organiser, in July 2000 for £360 million.

In addition, Reed Elsevier has made a number of smaller acquisitions.

During 2000, we initiated a programme of disposal of non-core businesses. This was substantially completed in 2001, with the sale of the travel publishing businesses, OAG Worldwide and Cahners Travel Group, the Bowker bibliographic business, certain Reed Business Information training businesses, and a number of non-core titles and exhibitions. Total proceeds of the disposal programme were approximately £300 million.

Capital expenditure
Capital expenditure principally relates to computer equipment and, increasingly, investment in systems infrastructure to support electronic publishing activities. Total capital expenditure amounted to £179 million, £178 million and £144 million in 2002, 2001 and 2000, respectively.

Principal Executive Offices
The principal executive offices of Reed Elsevier PLC are located at 25 Victoria Street, London SW1H 0EX, England. Tel: +44 20 7222 8420. The principal executive offices of Reed Elsevier NV are located at Sara Burgerhartstraat 25, 1055 KV Amsterdam, The Netherlands. Tel: +31 20 485 2434. The principal executive office located in the US is at 125 Park Avenue, 23rd Floor, New York, New York, 10017. Tel +1 212 309 5498. Our internet address is www.reedelsevier.com.

Return to contents

BUSINESS DESCRIPTION AND ORGANISATION

We are one of the world’s leading publishers and information providers. Our activities include science and medical, legal, education and business publishing. Our principal operations are in North America and Europe. For the year ended December 31, 2002, we had total turnover of approximately £5.0 billion and an average of approximately 36,800 employees. As at December 31, 2002, we had approximately 36,100 employees. In 2002, North America represented our largest single geographic market, based on turnover by destination, contributing 64% of our total turnover.

Turnover is derived principally from subscriptions, circulation and copy sales, advertising sales and exhibition fees. In 2002, 39% of Reed Elsevier’s turnover was derived from subscriptions; 30% from circulation and copy sales; 14% from advertising sales; 9% from exhibition fees; and 8% from other sources.

Subscription sales are defined as turnover derived from the periodic distribution or update of a product or from the provision of access to online services, which is often prepaid. Circulation and copy sales include all other turnover from the distribution of a product and transactional sales of online services, usually on cash or credit terms. The level of publishing- related advertising sales has historically been tied closely to the economic cycle with changes in the profit performance of advertisers, business confidence and other economic factors having a high correlation with changes in the size of the market. Subscription sales and circulation and copy sales have tended to be more stable than advertising sales through economic cycles. In 2002, approximately 28% of our turnover was derived from electronic information products, principally internet based.

Sales are recognised for the various revenue sources as follows: subscriptions — over the period of the subscription; circulation — on despatch; advertising — on publication or period of online display; exhibitions — on exhibition date; educational testing contracts — on performance against delivery milestones.

Certain of our businesses are seasonal in nature. In the Science & Medical division, a significant proportion of annual revenue is derived from calendar year based journal subscriptions, with the substantial majority of annual cash inflow arising in the fourth quarter of each financial year. In Harcourt Education, the US Schools and Testing businesses have a significant cash outflow in the first half of each year as product is produced and expenses incurred ahead of the main sales period in June through September, and after which there is substantial cash inflow. This, together with the phasing of other subscription receipts and exhibition deposits, results in significant cash flow seasonality whereby the substantial majority of annual operating cash inflows normally arises in the second half of the year.

The following table shows our turnover by business segment and on the basis of geographic origin and markets, and our operating profit and adjusted operating profit, which is stated before the amortisation of goodwill and intangible assets and exceptional items, by business segment and on the basis of its geographic origin, in each of the three years ended December 31, 2002:

	Turnover

	2000		2001		2002

	(in millions, except percentages)
Business Segment
Science & Medical	£693	19%	£1,024	22%	£1,295	26%
Legal	1,201	32	1,330	29	1,349	27
Education	202	5	579	13	993	20
Business	1,672	44	1,627	36	1,383	27

Total	£3,768	100%	£4,560	100%	£5,020	100%

Geographic Origin(3)(4)
North America	£2,098	56%	£2,695	59%	£3,158	63%
United Kingdom	734	19	795	17	782	16
The Netherlands	399	11	416	9	419	8
Rest of Europe	356	9	445	10	456	9
Rest of world	181	5	209	5	205	4

Total	£3,768	100%	£4,560	100%	£5,020	100%

Geographic Market(3)(4)
North America	£2,152	57%	£2,765	61%	£3,209	64%
United Kingdom	521	14	557	12	551	11
The Netherlands	234	6	224	5	209	4
Rest of Europe	478	13	587	13	638	13
Rest of world	383	10	427	9	413	8

Total	£3,768	100%	£4,560	100%	£5,020	100%

	Operating Profit						Adjusted Operating Profit(1)(2)

	2000		2001		2002		2000		2001		2002

	(in millions, except percentages)
Business Segment
Science & Medical	£140	67%	210	54%	£294	58%	£252	32%	£344	35%	£429	38%
Legal	(8)	(4)	59	15	61	12	237	30	267	27	287	25
Education	19	9	95	24	102	20	40	5	132	13	183	16
Business	59	28	27	7	50	10	264	33	247	25	234	21

Total	£210	100%	£391	100%	£507	100%	£793	100%	£990	100%	£1,133	100%

Geographic Origin(3)(4)
North America	£(89)	(42)%	£47	12%	£142	28%	£335	42%	£482	49%	£616	54%
United Kingdom	109	52	154	39	129	25	191	24	207	21	190	17
The Netherlands	127	60	129	33	153	30	136	17	163	16	169	15
Rest of Europe	57	27	51	13	55	11	102	13	108	11	119	11
Rest of world	6	3	10	3	28	6	29	4	30	3	39	3

Total	£210	100%	£391	100%	£507	100%	£793	100%	£990	100%	£1,133	100%

(1)

UK and Dutch GAAP allow the presentation of alternative earnings measures. Adjusted operating profit is shown before the amortisation of goodwill and intangible assets and exceptional items. Reed Elsevier businesses focus on adjusted operating profits as an additional performance measure; see note 1 to the combined financial statements. Total adjusted operating profit is reconciled to operating profit in note 12 to the combined financial statements. US GAAP does not permit the presentation of alternative earnings measures.

(2)

Exceptional items are significant items within Reed Elsevier’s ordinary activities which, under UK and Dutch GAAP, need to be disclosed separately due to their size or incidence. Net exceptional items charged to operating profit totalled £99 million (loss) in the year ended December 31, 2002, £98 million (loss) in the year ended December 31, 2001, and £115 million (loss) in the year ended December 31, 2000. See “Item 5: Operating and Financial Review and Prospects” and note 8 to the combined financial statements for a further description of these items.

(3)

The analysis by geographic origin attributes turnover and adjusted operating profit to the territory where the product originates. The analysis by geographic market attributes turnover on the basis of the destination where the product is delivered.

(4)

Our geographic markets are North America, the United Kingdom, the Netherlands, the Rest of Europe (excluding the United Kingdom and the Netherlands) and the Rest of the world (other than North America, the United Kingdom, the Netherlands and the Rest of Europe).

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

13 SCIENCE & MEDICAL
	Year ended December 31,
	2000	2001	% change at constant rates(1)	2002	% change at constant rates(2)

	(in millions, except percentages)
Turnover
Elsevier
Science & Technology	£592	£664	+12%	£746	+14%
Health Sciences	101	360	+248%	549	+57%

	£693	£1,024	+44%	£1,295	+29%

Operating profit	£140	£210	+ 48%	£294	+ 40%

Adjusted operating profit(3)	£252	£344	+34%	£429	+26%

Adjusted operating margin(3)	36.4%	33.6%	–2.8pts	33.1%	– 0.5pts

(1)

Represents percentage change over 2000 at constant rates of exchange, which have been calculated using the average exchange rates for the 2000 financial year; see page 25 for percentage changes at actual rates of exchange.

(2)

Represents percentage change over 2001 at constant rates of exchange, which have been calculated using the average exchange rates for the 2001 financial year; see page 25 for percentage changes at actual rates of exchange.

(3)

UK and Dutch GAAP allow the presentation of alternative earnings measures. Adjusted operating profit is presented as an additional performance measure and is shown before amortisation of goodwill and intangible assets and exceptional items. US GAAP does not permit the presentation of alternative earnings measures.

The Science & Medical segment of Reed Elsevier, now branded Elsevier, comprises worldwide scientific, technical and medical publishing and communications businesses. Elsevier is an international publisher of scientific, technical and medical information with headquarters in Amsterdam and operations located around the globe, including London, Oxford, Edinburgh, Paris, New York, Philadelphia, St. Louis, San Diego, Singapore and Tokyo. The Science & Medical strategy is to be the leading provider of high quality scientific, technical and medical information to the academic, research and healthcare communities. Elsevier is managed as three divisions: Science & Technology, Health Sciences, and Operations.

On July 12, 2001, Reed Elsevier acquired Harcourt’s scientific, technical and medical businesses and its US Schools kindergarten to 12th Grade Education and Assessment businesses in a $4.5 billion transaction. Harcourt had two principal scientific, technical and medical businesses, Academic Press and Harcourt Health Sciences, and brought high quality scientific and technical journals and books and a leading global position in medical publishing.

Science & Technology
The Science & Technology division of Elsevier contributed 58% of the total turnover of Science & Medical in 2002. Of this turnover, 75% came from journals, 9% from books and the rest mainly from databases and software. Approximately 53% of Science & Technology turnover in 2002 was derived from North America, 36% from Europe, and the remaining 11% from the rest of the world.

Through a number of imprints including Elsevier, Pergamon, Academic Press and North Holland, Elsevier supplies scientific and technical information through journals, books, CD-ROMs and the internet to libraries, scientists and professionals serving a wide range of research fields including the life sciences, social sciences, engineering, chemistry, physical sciences, econometrics, statistics, geology, computer sciences, management and psychology. Among Elsevier’s well known scientific journals are Cell, Brain Research, Neuroscience and Biochimica et Biophysica Acta in the life sciences; Tetrahedron and Journal of Chromatography in chemistry; Physics Letters and Solid State Communications in the physical sciences; Journal of Financial Economics in economics; and Artificial Intelligence in the computer sciences field. Journals acquired with Academic Press include the Journal of Molecular Biology, Molecular Therapy and Developmental Biology in life sciences and the Journal of Computational Physics and the Journal of Sound and Vibration in the physical sciences.

The Science & Technology division also includes ScienceDirect, a full text online scientific research service. ScienceDirect now covers 72% of our scientific journal subscription revenues, up from 66% in 2001 and 45% in 2000. Usage continues to grow with the number of articles downloaded up 70% to 86 million in 2002.

Elsevier also publishes secondary material in the form of supporting bibliographic data, indexes and abstracts, and tertiary information in the form of review and reference works, including the International Encyclopedia of Social & Behavioural Sciences. In addition, Elsevier publishes conference proceedings, letters, journals for rapid communications, handbooks, bulletins, magazines, dictionaries, newsletters, and sponsored publications.

Elsevier offers secondary databases, available electronically online or on CD-ROM. These include: EMBASE, covering pharmaceutical and biomedical sciences; Compendex, covering all the engineering disciplines; Geobase, focusing on geoscience and related areas; Beilstein Database, providing online access to chemical structures with linked descriptions of the properties, reactions, preparations, citations and links to the pharmaceutical research tools of MDL Information Systems; and Elsevier BIOBASE, a biological science database. Elsevier also maintains specialized databases such as World Textiles and FLUIDEX.

Competition within the science and technology publishing fields is generally on a journal by journal basis. Competing leading journals are typically published by learned societies such as the American Chemical Society, the Institute of Electrical and Electronics Engineers and the American Institute of Physics in the United States and the Royal Society of Chemistry in the United Kingdom.

Journals are generally sold directly to libraries, with subscription agents facilitating the administrative process. Electronic products, such as ScienceDirect and BioMedNet Reviews, are sold through our large dedicated sales force which has offices around the world including Amsterdam, New York, Rio de Janeiro, Singapore and Tokyo. Books are sold through book stores, both traditional and online, and wholesalers.

Health Sciences
The Health Sciences division of Elsevier operates a worldwide network of medical publishing and communications businesses. The division contributed approximately 42% of Science & Medical turnover in 2002. Of this turnover 48% came from journals, 44% from books and the remainder mainly from the pharmaceutical communication business. Approximately 61% of Health Sciences turnover in 2002 was derived from North America, 18% from Europe, and the remaining 21% from the rest of the world.

Health Sciences comprises imprints such as W.B. Saunders, Mosby, Churchill Livingstone, Elsevier and Excerpta Medica Communications. Its principal geographic markets are the United States, the United Kingdom, Canada and France, while other important markets include Italy, Spain, Australia and Asia.

Elsevier publishes international titles such as The Lancet and Gray’s Anatomy, and local books and journals such as the Encyclopédie Médico-Chirurgicale and the book series Les Conférences d’Enseignement for the French market and Potter and Perry’s Fundamentals of Nursing for the Australian and New Zealand markets. Other Elsevier medical journals include The Journal of the American College of Cardiology, The American Heart Journal, Gastroenterology and Annals of Emergency Medicine. Well known reference works include Heart Disease, Infectious Disease, Cecil’s Textbook of Medicine, The Johns Hopkins Hospital Harriet Lane Handbook, and Nelson’s Textbook of Pediatrics.

Elsevier is also one of the leaders in medical and nursing student textbooks in the United States and United Kingdom. Its position in the United States was further strengthened in 2002 by the acquisition of Hanley & Belfus (“H&B”). Based in Philadelphia, H&B publishes text and reference books, test review books, peer-reviewed journals and a continuity series for the medical community. Elsevier’s medical student texts include Dorland’s Medical Dictionary, Guyton’s Textbook of Physiology, Davison’s Principles and Practice of Medicine, and Rang’s Pharmacology. Mosby is a US based publisher of nursing student textbooks, with titles such as Mosby’s Medical, Nursing and Allied Health Dictionary, Mosby’s Nursing Drug Reference, Medical-Surgical Nursing, and Wong’s Essentials of Pediatric Nursing.

MDConsult is a widely used web database providing web access to major medical reference works, databases, clinical journals, drug information, practice guidelines, education programmes, expert commentaries and medical news for serving physicians and other healthcare professionals.

Excerpta Medica Communications (“EMC”) publishes customised information for healthcare professionals, medical societies and pharmaceutical companies worldwide. EMC also works closely with pharmaceutical companies to provide worldwide marketing and communications platforms for new drugs.

The medical publishing field is fragmented with competition generally on a title by title basis. There is regional competition from a number of information publishers and service providers in the United States, such as Wolters Kluwer’s Adis Press, Springhouse and Lippincott Williams & Wilkins divisions, The Thomson Corporation, McGraw Hill, Marcel Dekker, the American Medical Association, the Massachusetts Medical Society (New England Journal of Medicine), CoMed Communications Inc, Advanstar Communications, and IMS (Cognizant).

Journal sales to libraries are generally facilitated by subscription agents and journal sales to individuals are through direct mail and through societies. Electronic products, such as MDConsult, are sold mainly through our dedicated sales force. Book sales are made through book stores, both traditional and on-line, and wholesalers. In addition, our sales force markets our text books to medical and nursing schools to increase sales to students through bookshops.

Operations
The Operations division provides book and journal production and fulfilment services for both Science & Technology and Health Sciences products.

Much of the pre-press production of the journals is outsourced to suppliers based mainly in Asia. An electronic production system, Computer Aided Production, is used to deliver the full text of journal articles in whichever format the customer requires; via ScienceDirect, on CD-ROM or in print. In 2002 the Harcourt journals were migrated onto this production process. Book production is increasingly outsourced to Asia.

Printing is primarily sourced through a variety of unaffiliated printers located in the United Kingdom, the Netherlands, the United States, China and Hong Kong. Distribution of hard copy journals is mainly outsourced. Most book distribution is handled in-house from facilities in the United States and the United Kingdom.

LEGAL

	Year ended December 31,
	2000	2001	% change at constant rates(1)	2002	% change at constant rates(2)

	(in millions, except percentages)
Turnover
LexisNexis
North America	£947	£1,041	+6%	£1,056	+6%
International	254	289	+10%	293	+3%

	£1,201	£1,330	+7%	£1,349	+5%

Operating profit	£(8)	£59	+853%	£61	–4%

Adjusted operating profit(3)	£237	£267	+9%	£287	+10%

Adjusted operating margin(3)	19.7%	20.1%	+0.4pts	21.3%	+1.2pts

(1)

Represents percentage change over 2000 at constant rates of exchange, which have been calculated using the average exchange rates for the 2000 financial year; see page 25 for percentage changes at actual rates of exchange.

(2)

Represents percentage change over 2001 at constant rates of exchange, which have been calculated using the average exchange rates for the 2001 financial year; see page 25 for percentage changes at actual rates of exchange.

(3)

UK and Dutch GAAP allow the presentation of alternative earnings measures. Adjusted operating profit is presented as an additional performance measure and is shown before amortisation of goodwill and intangible assets and exceptional items. US GAAP does not permit the presentation of alternative earnings measures.

The Legal segment of Reed Elsevier, now branded LexisNexis, provides legal, tax, regulatory, and business information to professional, business and government customers throughout the world. The LexisNexis strategy is to be the leading preferred global supplier of information services and information based solutions to legal and business professionals.

The Legal segment is reported as LexisNexis North America and LexisNexis International. In 2002, LexisNexis North America contributed approximately 78% of the total turnover of the Legal segment, with LexisNexis International accounting for 22%.

LexisNexis North America
LexisNexis North America operates principally in the United States and comprises North American Legal Markets, Martindale Hubbell and US Corporate and Federal Markets. In 2002, approximately 70% of LexisNexis North America’s turnover came from subscription sales, including online services, 7% from transactional sales of online services, 10% from advertising (including directory listings), 3% from circulation and copy sales and the remaining 10% from other sources.

North American Legal Markets develops, markets and sells legal information products in electronic and hard copy formats to legal firms and practitioners, law schools and state and local governments in the United States and Canada. During 2002 we acquired Quicklaw Inc., a Canadian online legal information service and legal publisher, and Anderson Publishing Co. of Ohio, the publisher of Page’s Ohio Revised Code Annotated and secondary analytical information.

Matthew Bender, an international publisher of legal analysis and case law, offers publications in print and electronic formats to subscribers in approximately 160 countries. Its publications include California Forms of Pleading and Practice, Collier on Bankruptcy, Immigration Law and Procedure, Moore’s Federal Practice, Nimmer on Copyright and Rabkin & Johnson’s Current Legal Forms.

Michie offers more than 600 practice-enhancing titles, 400 custom legal publications and the annotated codes of 37 states and territories. In addition, Michie is the publisher of the United States Code Service and United States Supreme Court Reports, Lawyers’ Edition.

Shepard’s Citations Service, is a US legal citation service and provider of federal and state jurisdictional and citator services delivered online or in print or CD-ROM formats. “Shepardizing”TM is a common process for US lawyers and involves checking the continuing authority of a case or statutory reference in the light of subsequent legal changes.

CCH and Tax Analysts materials are offered by LexisNexis under licence from third parties.

Martindale-Hubbell is a publisher of a database of biographical information on the legal profession in North America and internationally. Its flagship products, the Martindale-Hubbell Law Directory and martindale.com, are typically utilised as marketing vehicles by law firms, and provides access to the qualifications and credentials of over one million lawyers and law firms worldwide. The Martindale-Hubbell Law Directory is available in print, CD-ROM and online via LexisNexis. In addition, Martindale-Hubbell offers a suite of web services, in combination with professional listings on its lawyers.com site, which is aimed at smaller law firms targeting consumers and small businesses.

US Corporate and Federal Markets develops, markets and sells LexisNexis products and services to corporations, federal government agencies, and academic institutions, and also manages news, business, financial and public records content acquisition and enhancements. The risk management applications of US Corporate and Federal Markets are designed to assist customers in managing risk through fraud detection and prevention, identity verification, pre-employment screening and due diligence.

In US legal markets, LexisNexis North America’s principal competitor is West (The Thomson Corporation). The principal competitors in the corporate and government markets are West and Dialog (The Thomson Corporation) and Factiva (a Reuters/Dow Jones joint venture).

LexisNexis International
The LexisNexis International division comprises LexisNexis Europe and Africa, headquartered in London; LexisNexis Asia Pacific, headquartered in Singapore; and LexisNexis Latin America, headquartered in Buenos Aires. In 2002, approximately 62% of LexisNexis International’s turnover was derived from subscriptions, 34% from circulation and copy sales, 1% from advertising and 3% from other sources. In the same year, approximately 48% of turnover came from the UK, 29% from Continental Europe and 23% from the rest of the world.

LexisNexis Europe and Africa includes LexisNexis Butterworths Tolley in the United Kingdom; LexisNexis France, known as Editions du Juris-Classeur; LexisNexis ARD Orac, formerly known as Verlag ARD Orac; minority interests in Giuffré Editore in Italy and Stämpfli Verlag in Switzerland; LexisNexis Poland, formerly known as Wydawnictwo Prawnicze; and LexisNexis Butterworths South Africa, formerly known as Butterworths South Africa.

LexisNexis Butterworths Tolley is a UK professional publisher, providing legal, tax and business news information. An increasing amount of its information is now available online, through the web based LexisNexis Butterworths Direct service which provides a resource for legal and tax information in the United Kingdom. LexisNexis Butterworths Tolley’s principal publications are Halsbury’s Laws of England, The Encyclopaedia of Forms and Precedents, Simon’s Taxes and Butterworths Company Law Service. LexisNexis Butterworths Direct provides access, via a single gateway, to a range of UK, Commonwealth and US legal materials.

The principal competitors in the United Kingdom are Sweet & Maxwell and Westlaw (The Thomson Corporation) in legal markets; CCH and Croner (Wolters Kluwer) in tax and regulatory markets; and Factiva (a Reuters/Dow Jones joint venture) in corporate markets.

Founded in 1907 as Editions du Juris-Classeur, LexisNexis France is a provider of information to lawyers, notaries and Courts in France. LexisNexis France’s principal publications are JurisClasseur and Le Semaine Juridique. Under the brands Infolib and Légisoft, LexisNexis France also provides practice management, production and computation software tools for lawyers, notaries and accountants. The major competitors of LexisNexis France are Editions Francis Lefebvre, Editions Législatives, Dalloz (Vivendi) and Lamy (Wolters Kluwer).

LexisNexis Butterworths South Africa is a professional publisher in the African region, and provides the legal, tax, corporate and university markets with a range of products and services, including printed publications, CD-ROMs, online services and seminars.

LexisNexis Poland publishes academic textbooks designed for students at faculties of law, as well as those attending higher schools of economics, management and business. LexisNexis ARD Orac is based in Vienna and publishes a range of tax and regulatory information across print and online media. LexisNexis ARD Orac has a subsidiary business, Nakladatelstvi Orac, in the Czech Republic, and a 50% interest in HVG-Orac in Hungary.

LexisNexis Asia Pacific publishes legal, tax and regulatory materials in Australia, New Zealand, South East Asia and India. LexisNexis Latin America comprises legal publishers in Argentina and Chile.

EDUCATION

	Year ended December 31,
	2000	2001 (1)	% change at constant rates (2)	2002	% change at constant rates (3)

	(in millions, except percentages)
Turnover
Harcourt Education
US Schools and Testing	£—	£440	—	£846	+100%
International	202	139	–1%	147	+8%

	£202	£579	+177%	£993	+78%

Operating profit	£19	£95	+385%	£102	+13%

Adjusted operating profit(4)	£40	£132	+218%	£183	+45%

Adjusted operating margin(4)	19.8%	22.8%	+3.0pts	18.4%	–4.4pts

(1)

The division of Harcourt Education turnover between the US Schools and Testing and International businesses for 2001 has been restated to reflect the transfer in 2002 of management responsibilities and integration of activities in relation to certain US and international supplemental businesses.

(2)

Represents percentage change over 2000 at constant rates of exchange, which have been calculated using the average exchange rates for the 2000 financial year; see page 25 for percentage changes at actual rates of exchange.

(3)

Represents percentage change over 2001 at constant rates of exchange, which have been calculated using the average exchange rates for the 2001 financial year; see page 25 for percentage changes at actual rates of exchange.

(4)

UK and Dutch GAAP allow the presentation of alternative earnings measures. Adjusted operating profit is presented as an additional performance measure and is shown before amortisation of goodwill and intangible assets and exceptional items. US GAAP does not permit the presentation of alternative earnings measures.

The Education segment of Reed Elsevier, now branded Harcourt Education, comprises: the Harcourt Education US Schools and Testing businesses, which provide print and multimedia teaching materials and assessments, principally for kindergarten to 12th grade students in the United States; and Harcourt Education International, which provides educational content to students, teachers and libraries, principally in the United States, the United Kingdom, Australia, New Zealand and South Africa. In 2002, the Harcourt Education US Schools and Testing businesses contributed approximately 85% of the total turnover of the Education segment, with Harcourt Education International accounting for 15%.

Our Education strategy is to deliver superior classroom based learning programmes through the provision of print and electronic instructional materials, testing and assessment services and professional development programmes for teachers. In 2002, approximately 89% of Education turnover was derived from North America, 8% from Europe and the remaining 3% from the rest of the world.

Harcourt Education US Schools and Testing Businesses
Harcourt Education is a provider of textbooks and related instructional materials to US schools. Harcourt Education comprises Harcourt School Publishers; Holt, Rinehart and Winston; Harcourt Supplemental; Harcourt Trade Publishers; and Classroom Connect (acquired in 2001).

Harcourt School Publishers is a publisher of print and technology-enabled instructional materials for students in kindergarten to 6th grade. It publishes educational material covering seven principal disciplines: reading, mathematics, social studies, science, language arts, health and art. Its programmes include Trophies, Harcourt Language, Harcourt Math, Harcourt Brace Social Studies, Horizons, Harcourt Science and Your Health. Harcourt School Publishers also offers supplemental materials, interactive programmes and products to support its basal programmes directly to the teacher, parent, and the home- school market through its internet site.

Holt, Rinehart and Winston offers educational textbooks and related instructional materials, including print-based products, CD-ROMs, videos and internet based support and reference materials to US middle and secondary schools. It publishes educational material covering, in particular, literature and language arts, the largest middle and secondary school disciplines, and science, mathematics and social studies. Its programmes include Elements of Literature, Elements of Language, Elements of Writing and Holt Science and Technology.

Harcourt Supplemental Publishers is a publisher of supplemental US kindergarten to 12th grade and adult education materials, including skills based programmes, remedial learning, test preparation, professional development materials and general equivalency diploma preparation. Harcourt Supplemental Publishers provides materials for users with special educational needs and for whom English is a second language. Programmes within Harcourt Supplemental Publishers include Rigby Literacy, Pair-It, and Power Up!.

Harcourt Trade Publishers, a US publishing business, includes the Harvest imprint. Harcourt Trade authors have won the Nobel Prize for Literature three times in the last seven years and Harcourt Trade books have won several prestigious awards and recognitions including the National Book Award, Edgar Award, Man Booker Prize, and numerous New York Times’ “Best Book of the Year” citations. Publications in 2002 included Odd Girl Out by Rachel Simmons, Life of Pi by Yann Martel, The Crimson Petal and the White by Michael Faber, and Baudolino by Umberto Eco.

Classroom Connect is an online professional development company for the schools market. Classroom Connect’s portal services are designed to provide kindergarten to 12th grade teachers with online courses and programmes.

The principal warehouse and distribution facilities of the Harcourt Education US Schools businesses are in Bellmawr, New Jersey, Lewisville, Texas, and Troy, Missouri. Unaffiliated printers perform printing and binding for Harcourt Education.

The major customers of Harcourt Education US Schools’ kindergarten to 12th grade businesses are state boards of education and local district and school boards. In the United States, 21 states periodically purchase educational programmes through an adoption process. This process entails state education committees approving a short-list of education materials from which the school districts can purchase. We seek to keep our products on the approved list within each adoption state and market these products directly to the school districts. The 29 states without an adoption process, known as open territories, allow individual school districts to purchase any educational programmes. In the open territories, we actively market our products to individual school districts.

The principal competitors of the Harcourt Education US Schools businesses are Pearson, McGraw Hill and Houghton- Mifflin.

Harcourt Testing, through Harcourt Educational Measurement and The Psychological Corporation, is a provider of educational and clinical testing and performance measurement.

Harcourt Educational Measurement provides a range of achievement, aptitude and guidance educational testing services for measuring kindergarten to 12th grade student progress through developing and offering achievement and diagnostic tests for students throughout the United States. Harcourt Educational Measurement’s principal products are its norm-referenced and criterion-referenced tests, and include the Stanford Achievement Test Series.

The Psychological Corporation provides practising and research psychologists with psychological, speech and occupational therapy assessment tests for many aspects of human behaviour, intelligence and development. Its products include the Wechsler Intelligence Scales, the Bayley Scales of Infant Development, the Beck Anxiety Inventory, and Clinical Evaluation of Language Fundamentals.

The principal competitors of Harcourt Educational Measurement are CTB (McGraw Hill), Riverside (Houghton- Mifflin) and, in scoring, NCS (Pearson). Competition for The Psychological Corporation is more fragmented, with the principal competitors being NCS (Pearson), American Guidance Services, Riverside (Houghton-Mifflin) and Pro-Ed.

Harcourt Education International
Harcourt Education International (formerly Reed Educational & Professional Publishing) comprises the UK Schools publishing business; Global Library based in the United States, United Kingdom and Australia; Greenwood-Heinemann based in the United States; Rigby-Heinemann in Australia; Heinemann in South Africa and Reed Publishing in New Zealand. In 2002, approximately 43% of turnover was derived from the United Kingdom, 36% from the United States, 9% from Australia and the remaining 12% from the rest of the world.

The UK Schools business is a provider of textbooks and related instructional materials to the UK primary and secondary schools market through the Heinemann, Ginn and Rigby imprints. Global Library publishes reference materials for school libraries. Greenwood-Heinemann publishes monograph and reference lists and teachers’ professional resources. Rigby-Heinemann is a publisher of primary and secondary school books in Australia. In South Africa, Heinemann is a publisher of school books and, in New Zealand, Reed Publishing publishes both textbooks and consumer books for the local market.

Printing and binding are performed by unaffiliated printers in printing centres both in the country of origin and around the world. Harcourt Education International has its own warehouse and distribution facilities in its principal territories. Harcourt Education International’s principal UK competitors are Longman (Pearson), Oxford University Press, Nelson Thornes (Wolters Kluwer) and Cambridge University Press. University presses are considered to be competitors in the academic market. In Australia, the principal commercial competitors include Nelson, Macmillan, AWL and Jacaranda. In the Global Library market, the principal competitors are Scholastic/Grollier, Wayland (WH Smith) and Watts (Lagardere).

BUSINESS

	Year ended December 31,
	2000	2001	% change at constant rates(1)	2002	% change at constant rates(2)

	(in millions, except percentages)
Turnover
Reed Business Information
US	£665	£593	–15%	£438	–23%
UK	270	260	–4%	241	–7%
Continental Europe	278	263	–7%	256	–4%
Reed Exhibitions	358	446	+23%	425	–4%
Other	101	65		23

	£1,672	£1,627	–5%	£1,383	–14%

Operating profit	£59	£27	–48%	£50	+75%

Adjusted operating profit(3)	£264	£247	–8%	£234	–4%

Adjusted operating margin(3)	15.8%	15.2%	–0.6pts	16.9%	+1.7pts

(1)

Represents percentage change over 2000 at constant rates of exchange, which have been calculated using the average exchange rates for the 2000 financial year; see page 25 for percentage changes at actual rates of exchange.

(2)

Represents percentage change over 2001 at constant rates of exchange, which have been calculated using the average exchange rates for the 2001 financial year; see page 25 for percentage changes at actual rates of exchange.

(3)

UK and Dutch GAAP allow the presentation of alternative earnings measures. Adjusted operating profit is presented as an additional performance measure and is shown before amortisation of goodwill and intangible assets and exceptional items. US GAAP does not permit the presentation of alternative earnings measures.

The Business segment comprises business magazine and information companies operating principally in the United States, the United Kingdom and Europe, and a worldwide exhibitions business. Our operations were rebranded as Reed Business in 2002, comprising Reed Exhibitions (formerly Reed Exhibition Companies) for our exhibitions business, and Reed Business Information for each national publishing operation.

The Business strategy is to deliver superior information and communication products, allowing our customers to develop competitive advantage.

The Business segment is highly dependent on advertising revenues. In 2002, 41% of Business segment revenues were derived from advertising, and advertising revenues decreased 20% compared to 2001, partly due to the disposal of certain advertising based businesses in 2001. Traditionally, spending by companies on advertising and other marketing activities has been cyclical with companies spending significantly less on advertising in times of economic slowdown or recession, as has been the case in 2002. In response to these market conditions, we have continued our strategy of upgrading product quality and of improving the effectiveness of our sales and marketing operations. We have also reduced headcount and negotiated new agreements with key suppliers.

There has been no significant acquisition or divestment activity in 2002, although various peripheral operations have been sold or closed. CMD Group (now renamed Reed Construction Data), an international supplier of information to the construction industry, and Miller Freeman Europe (now integrated within Reed Exhibitions), a European trade exhibition organiser, were acquired in 2000. A programme of disposal of non core titles, shows and businesses was undertaken in 2000 and 2001 and, in 2001, included the sale of the travel publishing businesses, OAG Worldwide and Cahners Travel Group, and the Bowker bibliographic business.

Business magazines and information
The business magazines and information businesses contributed approximately 68% of the turnover of the Business segment in 2002. In the United States business to business magazines are primarily distributed on a “controlled circulation” basis, whereby the product is delivered without charge to qualified buyers within a targeted industry group based upon circulation lists developed and maintained by the publisher. The US magazines are dependent on advertising revenues. In the United Kingdom business magazines are distributed both on a “controlled circulation” basis and a “paid circulation” basis, but in both cases are dependent on advertising for a significant proportion of their revenues. In the Netherlands, a higher proportion of publications is sold by subscription, thus such publications are generally more resilient through economic cycles.

In 2002, approximately 59% of total turnover from Reed Business Information businesses came from advertising, 21% from subscription sales, 6% from circulation sales, 4% from training and 10% from other sources including sales of software applications. In 2002, approximately 45% of Reed Business Information businesses’ turnover came from the United States, 21% from the United Kingdom, 30% from Continental Europe and 4% from the rest of the world.

Reed Business Information US (“RBI US”) is a publisher of business information, with over 100 trade magazines. Amongst the RBI US titles are Variety, Broadcasting & Cable, Multichannel News, Publishers Weekly, EDN, Design News and Interior Design. RBI US also publishes product tabloids which provide information, primarily on new products, to managers and professionals in the industrial, processing, medical, scientific and high technology fields.

Other products and services include websites, direct mail, product news tabloids, newspapers, newsletters and custom published supplements.

The CMD Group, the construction market data business acquired in 2000, was renamed Reed Construction Data (“RCD”), to align with the overall branding. RCD provides national coverage of construction project information, both through subscription newsletters, CD-ROM and the online service Connect, launched in 2002.

RBI US operates circulation management and fulfilment facilities in Colorado and the Caribbean island of St Kitts which identify, qualify and maintain subscriber lists for substantially all of its titles. Much of the editorial pre-press production is performed in-house. Paper and printing services are purchased on a coordinated basis with other Reed Elsevier businesses in the United States. Distribution of magazines is primarily through the US postal service, supplemented by news-stand sales through unaffiliated wholesalers.

Reed Elsevier’s US business to business titles compete on an individual basis with the publications of a number of publishers, including Penton Media, Advanstar, VNU, Primedia, Hanley Wood, McGraw Hill and CMP Media (United Business Media).

Reed Business Information UK (“RBI UK”), the UK based business magazine and directory publisher, has a portfolio of over 100 business magazines, directories, market access products and online services. Its business magazines include Computer Weekly, Farmers Weekly, Estates Gazette, Flight International, New Scientist, Caterer & Hotelkeeper, Doctor, Commercial Motor and Community Care. Its directories include Kelly’s, Kompass and The Bankers’ Almanac, and it also has online services which include Estates Gazette Interactive, Air Transport Intelligence, Planet Science, ICIS-LOR and totaljobs.com.

Internet revenues now account for 14% of total RBI UK turnover as totaljobs.com, EGi, ATi, Bankersalmanac.com, and other online subscription services, continue to gain new customers and achieved renewal levels of 89% in 2002.

During 2002, RBI UK launched a number of new print products and customer events, including the ‘0-19’ childcare supplement in the social services market, Russian and US editions of New Scientist and the Airline Business Awards. Quadrant Subscription Services, an international subscription fulfillment bureau, added 420,000 Newsweek subscribers to its portfolio of external clients in 2002.

Paper and printing services are purchased from unaffiliated third parties, primarily on a coordinated basis with other Reed Elsevier businesses in the United Kingdom. RBI UK’s distribution is generally through public postal systems, with news- stand distribution for some titles through outside wholesalers. RBI UK competes directly with EMAP Business Communications and CMP Media in a number of sectors in the United Kingdom, and also with many smaller companies on an individual title by title basis.

Reed Business Information NL (“RBI NL”), is a Dutch business magazine and information publisher, publishing over 160 titles. Through trade journals, product news tabloids, directories, documentary systems, databases, newspapers, and websites, RBI NL serves markets which include agriculture, catering, construction, engineering, food, fashion, horticulture, transportation, tourism and travel. Its principal titles include Elsevier, a current affairs weekly, Beleggers Belangen and FEM in business and management, and Boerderij and Buiten in agriculture. Its titles are predominantly subscription-based and revenue is principally divided between subscriptions and advertising.

RBI NL’s online activities include zibb.nl, a Dutch language business information portal.

Printing and production is contracted out to third parties and distribution is mainly through the Dutch postal system. RBI NL competes with a number of companies on a title by title basis in individual market sectors, the largest competitors being Wolters Kluwer and VNU.

Reed Business Information International (“RBI International”) comprises the operations in the rest of Europe and in Australia and Asia Pacific. These were brought together under RBI International at the end of 2002. Major publications within this business include Strategies and Editions Prat in France, Artzliche Praxis in Germany and Australian Doctor in Australia.

Exhibitions
Reed Exhibitions produces trade exhibitions and conferences internationally. The business contributed approximately 31% of the turnover of the Business segment in 2002. Over 80% of Reed Exhibitions’ turnover is derived from exhibition participation fees, with the balance attributable to conference fees, advertising in exhibition guides, sponsorship fees and admission charges. The majority of exhibition halls are leased on a short term basis. In 2002, approximately 32% of Reed

Exhibitions’ turnover came from North America, 44% from Continental Europe, 9% from the United Kingdom and the remaining 15% from the rest of the world. As some events are held other than annually, turnover in any single year may be affected by the cycle of non-annual exhibitions.

Reed Exhibitions is an international event organizer, with over 440 events in 34 countries, attracting over 94,000 exhibitors and more than 4 million visitors annually. Reed Exhibitions’ events are concentrated in a number of industry sectors of which the most important are: marketing and business services; publishing; IT/communications; manufacturing; aerospace; leisure; electronics; hospitality; travel; entertainment; and retail.

Reed Exhibitions’ principal events are JCK International Jewellery Shows, Professional Golfers Association (PGA) Merchandise Show, PGA International Golf Show and Canadian Machine Tool Show, National Hardware Show, National Manufacturing Week in North America; Pakex, World Travel Market and London Book Fair in the United Kingdom; Batimat, MIDEM, MIPTV, MIPIM, Salon Nautique and Maison et Objet in France; AIMEX and Australian Gift Fairs in Australia; International Jewellery Tokyo in Japan; Asian Aerospace and Thai Metalex in South-East Asia; and the Travel series of international events.

The exhibition industry has historically been extremely fragmented. Within domestic markets, competition comes primarily from industry focused trade associations and convention centre and exhibition hall owners. The main US competitor is VNU, although a number of hall owners who produce exhibitions are increasingly seeking international presence.

ELSEVIER REED FINANCE BV
Elsevier Reed Finance BV, the Dutch resident parent company of the Elsevier Reed Finance BV group (“ERF”), is directly owned by Reed Elsevier PLC and Reed Elsevier NV. ERF provides treasury, finance and insurance services to the Reed Elsevier Group plc businesses through its subsidiaries in Switzerland: Elsevier Finance SA (“EFSA”), Elsevier Properties SA (“EPSA”) and Elsevier Risks SA (“ERSA”). These three Swiss companies are organised under one Swiss holding company, which is in turn owned by Elsevier Reed Finance BV.

EFSA is the principal treasury centre for the combined businesses. It is responsible for all aspects of treasury advice and support for Reed Elsevier Group plc’s businesses operating in Continental Europe, South America, the Pacific Rim and certain other territories and undertakes foreign exchange and derivatives dealing services for the whole of Reed Elsevier. EFSA also arranges or directly provides Reed Elsevier Group plc businesses with financing for acquisitions and product development and manages cash pools and investments on their behalf.

EPSA is responsible for the exploitation of tangible and intangible property rights whilst ERSA is responsible for insurance activities relating to risk retention.

During the year, net additional loans were made to Reed Elsevier Group plc businesses in the United States of $319 million and in Europe of €56 million to finance acquisitions and other investments.

EFSA continued to diversify its sources of funding in 2002 with an additional $250 million of term debt raised through bilateral term loans and private placements.

EFSA continued to advise Reed Elsevier Group plc businesses on the treasury implications of the introduction of the euro and all euro transfer programmes progressed according to plan, with no major issues arising following the conversion in January 2002. EFSA also organised bank tenders in several European and Asian countries and implemented cash-pooling arrangements. EFSA provided specialist advice concerning the management of interest exposures and also advised Reed Elsevier Group plc companies in Europe on the establishment of collection mechanisms for payments arising from internet services. The volume of foreign exchange dealt by EFSA during 2002 amounted to approximately $1.3 billion equivalent.

The average balance of cash under management, on behalf of Reed Elsevier Group plc and its parent companies, was approximately $0.4 billion.

At the end of 2002, 90% (2001: 91%) of ERF’s gross assets were held in US dollars and 10% (2001: 9%) in euros, including $7.1 billion (2001: $6.8 billion) and €0.8 billion (2001: €0.7 billion) in loans to Reed Elsevier Group plc subsidiaries. Loans made to Reed Elsevier Group plc businesses are funded from equity, long term debt of $0.6 billion and short term debt of $1.5 billion backed by committed bank facilities. Term debt is derived from a Swiss domestic public bond issue, bilateral term loans and private placements. Short term debt is primarily derived from euro and US commercial paper programmes.

22

Return to contents PROPERTY, PLANTS AND EQUIPMENT

Reed Elsevier does not own any physical property which is considered material to Reed Elsevier taken as a whole. None of the real property owned or leased by Reed Elsevier is presently subject to liabilities relating to environmental regulations which are considered material to Reed Elsevier taken as a whole.

Return to contents

ITEM 5: OPERATING AND FINANCIAL REVIEW AND PROSPECTS

OPERATING RESULTS — REED ELSEVIER

The following discussion is based on the combined financial statements of Reed Elsevier for the three years ended December 31, 2002, which have been prepared in accordance with UK and Dutch GAAP which differ in certain significant respects from US GAAP as set out in note 29 to the combined financial statements.

The following discussion should be read in conjunction with, and is qualified by reference to, the combined financial statements.

Reed Elsevier derives its turnover principally from subscriptions, circulation and copy sales, advertising sales and exhibition fees.

Turnover by source for continuing operations Year ended December 31,
	2000		2001		2002

	(in millions, except percentages)
Subscriptions	£1,457	39%	£1,766	39%	£1,932	38%
Circulation & copy	627	17	1,110	24	1,519	30
Advertising	923	24	847	19	720	14
Exhibition fees	363	10	451	10	432	9
Other	398	10	386	8	417	9

Total	£3,768	100%	£4,560	100%	£5,020	100%

The proportionate increase in circulation and copy sales largely reflects the acquisition in July 2001 of the Harcourt STM and Education and Testing businesses. The proportionate reduction in advertising revenue principally reflects the disposal of certain advertising based businesses in 2001 combined with the acquisition of the Harcourt businesses.

Turnover by geographic market for continuing operations(1) Year ended December 31,
	2000		2001		2002

	(in millions, except percentages)
North America	£2,152	57%	£2,765	61%	£3,209	64%
United Kingdom	521	14	557	12	551	11
The Netherlands	234	6	224	5	209	4
Rest of Europe	478	13	587	13	638	13
Rest of world	383	10	427	9	413	8

Total	£3,768	100%	£4,560	100%	£5,020	100%

(1)

Reed Elsevier’s geographic markets are North America, the United Kingdom, the Netherlands, the Rest of Europe (excluding the United Kingdom and the Netherlands) and the Rest of the world (other than North America, the United Kingdom, the Netherlands and the Rest of Europe).

The increase in the relative importance of North America and decline in the relative importance of other regions to Reed Elsevier largely reflects the impact of the acquisition of the Harcourt STM and Education and Testing businesses in July 2001.

The cost profile of individual businesses within Reed Elsevier varies widely and costs are controlled on an individual business unit basis. The most significant cost item for Reed Elsevier as a whole is labour costs, which includes all employment costs of employees as well as of temporary or contracted staff. Labour costs represented 43%, 44% and 42% of Reed Elsevier’s total costs, before amortisation of goodwill and intangible assets and exceptional items, in 2002, 2001 and 2000, respectively.

Acquired goodwill and intangible assets are capitalised and amortised systematically over their estimated useful lives up to a maximum of 40 years, subject to annual impairment review. For the majority of acquired goodwill and intangible assets, the maximum estimated useful life is 20 years, which is the rebuttable presumption under UK and Dutch GAAP. In view of the longevity of the goodwill and intangible assets relating to the Harcourt publishing businesses acquired in July 2001, and of certain previously acquired goodwill and intangible assets within science and medical publishing, similar in nature to the Harcourt assets, this presumption has been rebutted in respect of these assets and a maximum estimated useful life of 40 years determined. The longevity of these assets is evidenced by their long established and well regarded brands and imprints, and their characteristically stable market positions.

The following table shows turnover, operating profit and adjusted operating profit, which is stated before the amortisation of goodwill and intangible assets and exceptional items, for each of Reed Elsevier’s business segments, in each of the three years ended December 31, 2002, together with the percentage change in 2002 and 2001 at both actual and constant exchange rates:

	Turnover Year ended December 31,

	2000		2001		% change		2002		% change

					Actual rates	Constant rates(1)			Actual rates	Constant rates(2)

Business Segment	(in millions, except percentages)
Science & Medical	£693	19%	£1,024	22%	+48%	+44%	£1,295	26%	+26%	+29%
Legal	1,201	32	1,330	29	+11	+7	1,349	27	+1	+5
Education	202	5	579	13	+187	+177	993	20	+72	+78
Business	1,672	44	1,627	36	–2	–5	1,383	27	–15	–14

Total	£3,768	100%	£4,560	100%	+21%	+18%	£5,020	100%	+10%	+13%

	Operating Profit Year ended December 31,

	2000		2001		% change		2002		% change

					Actual rates	Constant rates(1)			Actual rates	Constant rates(2)

Business Segment	(in millions, except percentages)
Science & Medical	£140	67%	£210	54%	+50%	+48%	£294	58%	+40%	+40%
Legal	(8)	(4)	59	15	+838	+853	61	12	+3	–4
Education	19	9	95	24	+400	+385	102	20	+7	+13
Business	59	28	27	7	–54	–48	50	10	+85	+75

Total	£210	100%	£391	100%	+86%	+84%	£507	100%	+30%	+29%

	Adjusted Operating Profit(3)(4) Year ended December 31,

	2000		2001		% change		2002		% change

					Actual rates	Constant rates(1)			Actual rates	Constant rates(2)

Business Segment	(in millions, except percentages)
Science & Medical	£252	32%	£344	35%	+37%	+34%	£429	38%	+25%	+26%
Legal	237	30	267	27	+13	+9	287	25	+7	+10
Education	40	5	132	13	+230	+218	183	16	+39	+45
Business	264	33	247	25	–6	–8	234	21	–5	–4

Total	£793	100%	£990	100%	+25%	+22%	£1,133	100%	+14%	+17%

(1)	Represents percentage change over 2000 at constant rates of exchange, which have been calculated using the average exchange rates for the 2000 financial year.
(2)	Represents percentage change over 2001 at constant rates of exchange, which have been calculated using the average exchange rates for the 2001 financial year.
(3)	UK and Dutch GAAP allow the presentation of alternative earnings measures. Adjusted operating profit is shown before the amortisation of goodwill and intangible assets and exceptional items. Reed Elsevier businesses focus on adjusted profit as an additional performance measure; see note 1 to the combined financial statements. Total adjusted operating profit is reconciled to operating profit in note 12 to the combined financial statements. US GAAP does not permit the presentation of alternative earnings measures.
(4)	Exceptional items are significant items within Reed Elsevier’s ordinary activities which, under UK and Dutch GAAP, need to be disclosed separately due to their size or incidence. Net exceptional items charged to operating profit totalled £99 million in the year ended December 31, 2002, £98 million in the year ended December 31, 2001, and £115 million in the year ended December 31, 2000. See note 8 to the combined financial statements for a further description of these items.

In the following commentary adjusted figures are stated before amortisation of goodwill and intangible assets and exceptional items. Percentage movements at constant exchange rates are calculated using the average exchange rates for the previous financial year. Percentage movements at actual exchange rates are shown in the table on page 25. Adjusted profit measures are used by Reed Elsevier as additional performance measures. The effect of currency movements on the 2002 results is described separately below (see “Effect of Currency Translation”).

References to “underlying” performance are calculated based on adjusted figures and excluding the effects of acquisitions, disposals and the impact of currency translation. References to the proforma performance of the acquired Harcourt businesses are calculated on the basis of Reed Elsevier’s accounting policies and as if the acquisition had taken place on January 1, 2000.

Results of Operations for the Year Ended December 31, 2002
Compared to the Year Ended December 31, 2001
General
The reported profit before tax for the Reed Elsevier combined businesses, after the amortisation of goodwill and intangible assets and exceptional items, was £289m, which compared with a reported profit of £275m in 2001. The increase reflected higher underlying operating profits, less the full year effect of financing and goodwill and intangible asset amortisation of the Harcourt businesses acquired in July 2001, as well as dilution from other 2001 acquisitions and disposals. The reported attributable profit of £181m increased against a reported attributable profit of £126m in 2001 and includes exceptional prior year tax credits.

Turnover increased by 10% to £5,020m, and by 13% at constant currency rates. This included a £1,269m full year contribution from the acquired Harcourt businesses. Underlying revenue growth, including the Harcourt acquired businesses on a proforma basis, was 1%, or 4% before taking into account the decline in Business division revenues. The acquired Harcourt businesses saw proforma revenue growth of 4% over 2001 at constant exchange rates, with 6% in Science & Medical and 2% in Education.

Adjusted operating profits, excluding the amortisation of goodwill and intangible assets and exceptional items, were up 14% at £1,133m, and up 17% at constant exchange rates. This included a £277m full year contribution from the acquired Harcourt businesses. Underlying adjusted operating profit growth, including the Harcourt acquired businesses on a proforma basis, was 8%, or 9% excluding the Business division. The acquired Harcourt businesses saw proforma adjusted operating profit growth of approximately 10% at constant exchange rates, with 14% in Science & Medical and 6% in Education.

Adjusted operating margins improved by 0.9 percentage points to 22.6%. Dilution of the margin from the lower margin of the acquired businesses and the impact of disposals was more than offset by an underlying improvement of 1.5 percentage points reflecting the cost actions taken and the benefits of the Harcourt integration.

The amortisation charge for goodwill and intangible assets amounted to £527m, up £26m on the prior year, including a full year’s amortisation of the acquired Harcourt assets partly offset by currency translation effects. The average remaining useful life of goodwill and intangible assets at December 31, 2002 was 25 years.

Exceptional items showed a pre-tax charge of £111m, comprising, £57m of Harcourt and other acquisition integration and related costs, £42m in respect of restructuring actions taken principally in response to the global economic slowdown, and a £12m net loss on disposal of businesses and fixed asset investments. During 2002, over 1,500 positions were eliminated through restructuring, most particularly within the Business division. Additionally, over 400 positions were eliminated in the year in the Harcourt integration process. After a tax credit of £122m arising on the exceptional costs and in respect of prior year disposals, exceptional items showed a post-tax credit of £11m compared with a net post-tax exceptional credit of £9m in 2001.

Net interest expense, at £206m, was £64m higher than in the prior year, reflecting a full year’s financing cost for the Harcourt acquisition, in part offset by the benefit of the 2001 free cash flow, lower interest rates and currency translation. Net interest cover on an adjusted basis was 5.5 times. Net interest cover is calculated as the number of times adjusted operating profit is greater than the net interest expense.

Adjusted profits before tax, before the amortisation of goodwill and intangible assets and exceptional items, at £927m, were up 9%. At constant exchange rates, adjusted profits before tax were up 11%. The slightly lower growth at reported rates reflects currency translation effects from the year on year US dollar weakness. Dilution from acquisitions other than Harcourt and from disposals made in 2001 was 3% reflecting the investment at Classroom Connect and Courtlink and the loss of contribution from the travel publishing and other businesses sold. This was offset by the effect of including a full twelve months of the acquired Harcourt businesses.

The effective tax rate on adjusted earnings was unchanged at 26.3%. The adjusted profit attributable to shareholders of £682m was up 9% and 11% at constant exchange rates.

In 2002, the US GAAP net income was £365 million, compared with a net loss of £20 million in 2001. The movement reflects the factors discussed above, together with year on year changes in the adjustments to reflect differences between UK and Dutch GAAP and US GAAP. The most significant difference relates to the amortisation of goodwill and intangible assets, particularly following the full adoption of SFAS142 under US GAAP in 2002, which contributed £223m to the higher net income under US GAAP compared with UK and Dutch GAAP. Other significant differences relate to deferred taxation, pensions and derivative instruments.

Science & Medical
Turnover and adjusted operating profits increased by 29% and 26% respectively at constant exchange rates, or, underlying, by 6% and 11% respectively including the Harcourt STM business on a proforma basis. Both the Science & Technology and Health Sciences divisions saw underlying revenue growth of 6%.

In Science & Technology, this was driven by strong subscription renewals, both for print journals and ScienceDirect, and increasing online sales, including newly introduced backfiles and subject collections.

In Health Sciences, underlying revenue growth was driven by new publishing and increased demand from the healthcare professions.

Adjusted operating margins, at 33.1%, were 0.5 percentage points lower than in the prior year, reflecting the inclusion of the lower margin Harcourt STM business for a full year. The underlying margin improvement, including Harcourt on a proforma basis, was 1.5 percentage points, including in the Health Sciences business as action was taken to improve the efficiency of the acquired business.

Operating profit, including the amortisation of goodwill and intangible assets and exceptional items, in the Science & Medical businesses increased by £84 million to £294 million at reported rates. This reflected growth in adjusted operating profit including the full year contribution from the Harcourt STM businesses.

Legal
Turnover and adjusted operating profits increased by 5% and 10% respectively at constant exchange rates, or 4% and 11% excluding acquisitions and disposals. LexisNexis North America saw underlying revenue growth of 4%, despite the pressure in some markets from the economic slowdown, particularly in the corporate sector. Outside the United States, International sales growth was 3% held back by the difficult conditions in the corporate sector and Latin America. Adjusted operating margins were up 1.2 percentage points to 21.3%, with good operational gearing and improving cost efficiency in part offset by additional investment in new online services and development in Courtlink, the electronic court access and filing company acquired in 2001.

In US Legal markets, turnover increased by 4% at constant exchange rates. Online revenue increased, with continued strong growth in online usage and increasing penetration of the small law firm market. Print and CD-ROM sales were flat as the market continues to move online. The legal directories business again performed well with strong renewals and expanded web services. In US Corporate and Federal Markets, revenues increased with strong growth in risk solutions services more than compensating for the impact of the economic slowdown on the corporate business information market.

The LexisNexis International businesses outside North America saw turnover and adjusted operating profits up 3% and 4% respectively at constant exchange rates. Online sales increased in all major markets, partly offset by the migration from print and CD-ROM product. Underlying sales growth of 3% was held back by weakness in demand from corporate customers and in Latin America. Underlying operating profits grew more slowly at 1% reflecting investment in new online services and expansion of the business in Germany.

Operating profits, including the amortisation of goodwill and intangible assets and exceptional items, in the Legal business were £61 million in 2002 compared to £59 million in 2001. The broadly flat performance reflected growth in adjusted operating profit, offset by a higher level of exceptional charges due to restructuring actions taken.

Education
Turnover and adjusted operating profits increased substantially with a full year contribution from the acquired Harcourt businesses. Underlying growth in revenues and operating profits was 2% and 4% respectively at constant exchange rates including the acquired Harcourt businesses on a proforma basis.

The Harcourt US kindergarten to 12th grade schools business delivered revenues marginally ahead of the prior year despite a weaker market, which saw a weaker adoptions cycle in 2002 compared with 2001, compounded by more cautious spending by US states, with budgets under pressure. Adjusted operating profits were up 4% at constant exchange rates before other acquisitions driven by greater cost efficiency across the supply chain and operating infrastructure, as well as from integration of the supplemental publishing businesses.

Adjusted operating margins were lower at 18.4% due to the effect of including the acquired Harcourt businesses for a full year with their seasonally low first half margin. Underlying margins, including Harcourt on a proforma basis, improved by 0.5 percentage points despite the low revenue growth, due to the greater cost efficiency.

The Harcourt Testing businesses saw underlying revenues 8% ahead, driven by increased revenue from new and existing state contracts and new educational and clinical assessment publishing. Adjusted operating margins increased through significant process improvements following relocation of the business to new facilities in the prior year, and underlying operating profits were 25% higher.

The Harcourt Education International business saw flat revenues, before acquisitions, against the prior year. Increased revenues from new publishing in the UK secondary schools market was offset by a weaker UK primary schools market, and lower academic publishing sales. Global Library revenues increased due to an expanded sales and marketing organisation. Underlying operating profits in the Harcourt International business were 10% lower, due to the flat sales and investment in new publishing and sales and marketing.

Operating profits, including the amortisation of goodwill and intangible assets and exceptional items, in the Education businesses were £102 million compared to £95 million in 2001. The increase reflected adjusted operating profit growth, including the full year contribution from Harcourt, offset by higher amortisation of goodwill and intangible assets.

Business
Turnover and adjusted operating profits at constant exchange rates were down 14% and 4% respectively compared to 2001 reflecting the sale of the travel publishing businesses and other non-core businesses in 2001. Underlying revenues were 6% lower than in the prior year reflecting persistent weak advertising markets worldwide, although the rate of decline year on year slowed significantly in the second half. The US business was most affected, whilst, in Europe, subscription revenues to an extent mitigated the advertising decline. The Exhibitions business, although affected by late economic cycle pressures in its markets, saw revenues only slightly lower than the prior year. Underlying adjusted operating profits increased by 2% as a result of the cost actions taken across the businesses.

In the United States, Reed Business Information saw revenues, excluding disposals, 12% lower than the prior year at constant exchange rates. Magazine advertising markets in general remained depressed, although the rate of decline slowed considerably across the year. Improvement in some markets, most notably Entertainment, and growth in Construction data subscription services was more than offset by declines in Manufacturing, Electronics and Telecoms. Despite the revenue decline, underlying operating profits have risen by 15% reflecting the significant action taken to reduce costs, both as a response to the current market environment and as part of a longer term drive to improve US margins.

In the United Kingdom, Reed Business Information revenues, excluding disposals, were 6% lower at constant exchange rates with reductions in display and recruitment advertising, particularly in the Technology and Air Transport sectors. The Agricultural titles recovered from the low point last year during the foot and mouth crisis and the Social Services sector performed strongly. Online revenues grew with the continuing increases in subscription services and online directories revenues. Cost actions restricted the decline in underlying profits to 4%, representing a small improvement in adjusted operating margin.

In Continental Europe, Reed Business Information saw revenues, excluding acquisitions and disposals, down 2% at constant exchange rates, whilst underlying operating profits were 6% ahead. Market share gains and the resilience of subscription income mitigated to a large extent the decline in advertising markets. Performance in individual sectors was mixed, with the Hospitality, Regulatory and Human Resources sectors in the Netherlands performing particularly well, whereas there were significant declines in Management titles and Training serving the SME market. The operations in Belgium were closed with the pan European Electronics titles relocated to France. Adjusted operating margins improved through continuing action to reduce costs.

At Reed Exhibitions, underlying revenues were 1% lower, excluding acquisitions and disposals, whereas underlying operating profits were held to the level of the prior year with some benefit from the cycling of non-annual shows and through tight cost management. Growth in Asia Pacific and in the majority of the North American shows was offset by weakness in the US manufacturing sector and in Europe particularly in the international shows.

Operating profits, including the amortisation of goodwill and intangible assets and exceptional items, in the Business segment were £50 million compared to £27 million in 2001. The increase reflects lower adjusted operating profits, offset by reduced acquisition related exceptional items and lower amortisation of goodwill and intangible assets particularly following the sale of the travel publishing businesses in 2001.

Results of Operations for the Year Ended December 31, 2001
Compared to the Year Ended December 31, 2000
General
The reported profit before tax for the Reed Elsevier combined businesses, after the amortisation of goodwill and intangible assets and exceptional items, was £275 million, which compares with a reported profit of £192 million in 2000. The increase reflects higher underlying operating profits, partly offset by lower gains on disposals and by acquisitions after taking into account financing, goodwill and intangible asset amortisation, and exceptional integration and related costs. The reported attributable profit of £126 million compares with £33 million in 2000.

Turnover increased by 21% to £4,560 million, including the contribution from the Harcourt businesses acquired in July 2001. Underlying revenue growth was 3%, or 6% before taking into account the decline in Business division revenues. The Harcourt businesses saw revenue growth of 8% on a proforma calendar year basis at constant exchange rates.

Excluding the amortisation of goodwill and intangible assets and exceptional items, adjusted operating profits were up 25% at £990 million, including the part year contribution of Harcourt. Underlying adjusted operating profit growth was 5%, or 10% excluding the Business division. Additionally the Harcourt businesses saw proforma adjusted operating profit growth of 8% at constant exchange rates. Adjusted operating margins improved by 0.7 percentage points to 21.7% reflecting the pick up in revenue growth across most businesses, coupled with the levelling off of investment spend and the cost savings programmes. Acquisitions and disposals were broadly neutral to the overall margin.

The amortisation charge for goodwill and intangible assets amounted to £501 million, up £33 million, principally reflecting the mid year acquisition of the Harcourt businesses. The goodwill and intangible assets of these businesses are being amortised over periods up to 40 years. The useful lives of the goodwill and intangible assets relating to previously acquired science and medical publishing businesses were reassessed and extended to conform with those of the Harcourt assets with which they were integrated. This has had the effect of reducing the annual amortisation charge by £20 million.

Exceptional items showed a pre-tax charge of £72 million, comprising £63 million of Harcourt and other acquisition integration and related costs, and £35 million in respect of restructuring actions taken particularly in the Business division in response to the global economic downturn, less £26 million gain on sale of businesses. After a tax credit of £81 million which arose on restructuring and disposals, exceptional items showed a post-tax gain of £9 million. This compared with a net post-tax charge on exceptional items in 2000 of £10 million.

Net interest expense, at £142 million, was £39 million higher than in the previous year principally due to the financing of the Harcourt acquisition, less the benefit of the share placing in December 2000. Net interest cover was 7.0 times.

Adjusted profit before tax at £848 million was up 23%, or 20% at constant exchange rates. Approximately 9% of this growth at constant exchange rates arose from the financial benefits of the share proceeds received in December 2000 ahead of the Harcourt acquisition and 8% from the contribution post financing of the Harcourt acquisition. Dilution from disposals was 2%.

The total tax charge for the year was high as a proportion of profits before tax principally due to non-tax deductible amortisation. The effective tax rate on adjusted earnings was slightly higher in 2001 at 26.3% (2000: 25.9%). The adjusted profit attributable to shareholders of £624 million compared to £511 million in 2000, 20% higher at constant exchange rates.

In 2001 the US GAAP net loss was £20 million, compared with a net profit of £60 million in 2000. The movement reflected the factors discussed above, together with year on year changes in the adjustments to reflect differences between UK and Dutch GAAP and US GAAP. These differences include the adoption of a new US accounting standard in relation to derivative instruments which reduced US GAAP net income in 2001 by £56 million. Other significant differences relate to deferred taxation and the amortisation of goodwill and intangible assets; see note 29 to the combined financial statements.

Science & Medical
Turnover and adjusted operating profits in the Science & Medical business increased by 44% and 34% respectively at constant exchange rates, including the part year contribution of the Harcourt STM business. Excluding Harcourt and other acquisitions and disposals, turnover and adjusted operating profit growth were 8% and 13% respectively at constant exchange rates. The growth was driven by increased subscription renewals and increasing sales of online products.

Underlying adjusted operating margins improved by 2 percentage points reflecting turnover growth and increasing operating efficiency. Additional investments in new product, sales and marketing were more than offset by cost savings particularly in production following prior year rationalisation. The overall adjusted margin, at 34%, decreased by 2.8 percentage points due to the inclusion of the lower margin Harcourt STM business.

On a proforma calendar year basis, the Harcourt STM business saw revenue and adjusted operating profit growth of 3% and 5% respectively in 2001 over 2000 at constant exchange rates.

Operating profit, including the amortisation of goodwill and intangible assets and exceptional items, in the Science & Medical business increased by £70 million to £210 million in 2001 at reported rates. This reflected growth in adjusted operating profit including the contribution of the Harcourt STM business, offset by higher exceptional charges relating to the integration of the Harcourt STM business and higher amortisation of goodwill and intangible assets.

Legal
Turnover and adjusted operating profits in the Legal business increased by 7% and 9% respectively at constant exchange rates, or 5% and 9% excluding acquisitions. Adjusted operating margins improved by 0.4 percentage points reflecting the increased revenue growth and increased operational efficiency, particularly in the United States. LexisNexis North America saw underlying turnover growth of 5%, which compares with 2% in 2000. Underlying adjusted operating profits for LexisNexis North America were up 15% compared with a 24% decline in 2000.

In North American Legal Markets, online revenues grew by 10% at constant exchange rates in part offset by lower print and CD-ROM sales as business migrates online. This compares with online revenue growth of 5% in 2000 at constant exchange rates and reflects the performance of the new and upgraded products and the impact of the expanded sales force.

In US Corporate and Federal Markets, turnover increased by 5% at constant exchange rates, with the upgraded nexis.com service continuing to show improved performance. Weakness in second half transactional volumes driven by the economic downturn was more than offset by strong demand in government and academic markets.

The Martindale-Hubbell legal directories business had another good year with strong renewals and revenue growth from sales of lawyer home pages to the law market and listings on the lawyers.com website.

LexisNexis International businesses outside the United States reported turnover and adjusted operating profits up 10% and 3% respectively at constant exchange rates, or 5% and 2% excluding acquisitions, with a solid sales performance coupled with further investment in online services. Good sales growth in Europe and Asia Pacific was in part held back by the weaker market conditions in Argentina. Online sales continued to increase in the United Kingdom and new online product was launched in France.

Operating profits, including the amortisation of goodwill and intangible assets and exceptional items, in the Legal business were £59 million in 2001 compared to an operating loss of £8 million in 2000 at reported rates. The improved performance reflected growth in adjusted operating profit and a lower level of exceptional items charged to operating profit offset by higher amortisation of goodwill and intangible assets.

Education
Turnover and adjusted operating profits increased including the part year contribution of the Harcourt businesses. Excluding this and other acquisitions, turnover and adjusted operating profit growth for the Harcourt Education International business (formerly Reed Educational & Professional Publishing) was 8% and 10% respectively at constant exchange rates. On a proforma calendar basis, the Harcourt Education US Schools and Testing businesses saw turnover up 12% and adjusted operating profits up 10% in 2001 at constant exchange rates despite weaker performances in Canada and Trade Books.

The Harcourt US kindergarten to 12th grade business had proforma revenue growth of 11% at constant exchange rates. It won the highest overall share of 2001 state adoption revenues in both elementary and secondary schools. Particular successes in elementary schools were achieved in California maths and science, Florida social studies and Texas language arts. In secondary schools, the literature and language arts programmes, Elements of Literature and Elements of Language, were successful, as was the science programme, particularly in California. Strong performances were also achieved in open states with the reading, science and maths programmes.

The Harcourt Testing businesses saw proforma turnover growth of 22% in 2001 at constant exchange rates partly due to one off incremental requirements on existing state testing contracts. The business moved into new and expanded facilities in the year, and scoring capacity is being added to position it to capture new opportunities in the testing market.

The Harcourt Education International business saw underlying turnover and adjusted operating profit growth of 8% and 10% respectively, with particularly strong performances from the Rigby US supplemental business and in UK secondary schools driven by strong publishing to meet changes in the curriculum. The Global Library business also performed well, particularly in the United States. Rigby has now been integrated with the Harcourt Steck-Vaughn supplemental business to form one unified US supplemental unit.

Operating profit, including the amortisation of goodwill and intangible assets and exceptional items, in the Education business was £95 million in 2001 compared to £19 million in 2000, an increase of £76 million at reported rates. The increase reflected the part year impact of the Harcourt businesses and the adjusted operating profit growth in Harcourt Education International, offset by higher amortisation of goodwill and intangible assets following the Harcourt acquisition.

Business
Turnover and adjusted operating profits were down 5% and 8% respectively on the prior year at constant exchange rates, or 3% and 8% excluding acquisitions and disposals. The turnover decline was driven by a decrease in advertising revenue particularly in the United States partly offset by increased revenue in the Exhibitions business. Cost actions were taken across the division with additional headcount reductions over and above the restructurings in 2000. Internet spend has been scaled back reflecting the market circumstances. Total savings, on top of directly variable costs, amounted to approximately £45 million in the year. Adjusted operating margins at 15% were only slightly lower than in the prior year reflecting the cost savings made, with some margin dilution from portfolio changes.

In the United States, Reed Business Information saw underlying turnover 13% lower, impacted by the slowdown in the US economy and the hiatus caused by the September 11 events, with ad pages in Manufacturing, Electronics and TV/Telecommunications most affected. Market share gains were however made in many sectors reflecting the investments made in product, sales and marketing. Underlying operating margins were held, due to the cost actions taken, despite the decrease in turnover.

In the United Kingdom, Reed Business Information underlying turnover was 3% lower. Increased revenue from Property, Social Services and Science titles and in online services, mitigated to some extent the decline in revenues from IT and other advertising markets. Overall market share was increased. Underlying adjusted operating profits were 10% lower reflecting a combination of reduced turnover and increased funding for the growing online services, in particular totaljobs.com.

In Continental Europe, Reed Business Information saw underlying turnover up 4% driven by increased revenue from subscriptions/circulation particularly in Regulatory, Human Resources and Healthcare, whilst advertising revenues decreased in the second half of the year reflecting the economic slowdown. Underlying adjusted operating profits were 16% lower as investment was made in upgrading product, new online initiatives and sales and marketing, as well as additional costs associated with systems changes.

Reed Exhibitions’ turnover and adjusted operating profits grew by 9% and 6% respectively at constant exchange rates excluding acquisitions and disposals, despite the tough economic environment. This was driven by increased revenues from annual shows, particularly in Europe at the international MIDEM shows and in Asia Pacific, and some benefit from the phasing of non annual shows. Turnover in the United States was impacted by the cancellation of a number of shows immediately following September 11, although the profit impact was mitigated by insurance recoveries. The Miller Freeman Europe shows, acquired in July 2000 and not included in the underlying growth figures, had an excellent year.

During the year a significant number of disposals were made of non core titles, shows and businesses. These included the travel publishing businesses, OAG Worldwide and Cahners Travel Group, the Bowker bibliographic business, Cahners’ automotive and metals titles, Reed Business Information’s retail and hobby electronics titles, Reed Business Information Continental Europe’s consumer encyclopedia and certain training businesses, and minor exhibitions. This substantially completes the disposal programme started in 2000 and, with the acquisitions also made, represents a major reshaping of the Business division. We have exited sectors which were non core, lower growth or where we did not have leading positions, to focus on sectors with more sustainable growth and quality.

Operating profit, including the amortisation of goodwill and intangible assets and exceptional items, in the Business segment reduced by £32 million to £27 million in 2001, at reported rates. This reflected the reduction in adjusted operating profits and the restructuring costs incurred in response to the global economic downturn.

Critical Accounting Policies
Introduction
The accounting policies of the Reed Elsevier businesses under UK and Dutch GAAP are described in note 2 to the combined financial statements. The most critical accounting policies in determining the financial condition and results of the combined businesses, and those requiring the most subjective or complex judgments, relate to the valuation and amortisation of goodwill and intangible assets, taxation and deferred taxation. These critical accounting policies and estimates are discussed further below.

Revenue recognition policies, while an area of management focus, are generally straightforward in application as the timing of product or service delivery and customer acceptance for the various revenue types can be readily determined.

The Audit Committees of Reed Elsevier PLC, Reed Elsevier NV and Reed Elsevier Group plc have reviewed the development and selection of critical accounting estimates, and the disclosure of critical accounting policies in this annual report.

Goodwill and intangible assets
We target acquisitions and alliances that accelerate our strategic development and meet our financial criteria. Over recent years we have significantly re-shaped our business portfolio. We have spent £4.2 billion on acquisitions in the last three years, including the £3.1 billion acquisition in 2001 of the Harcourt STM and Education and Testing businesses.

Publishing businesses generally have modest requirements for physical property, plant and equipment. The principal assets acquired through acquisitions are intangible assets, such as publishing rights and titles, databases and exhibition rights, and goodwill. The total cost of acquired intangible assets as at December 31, 2002 was £4.3 billion, on which accumulated amortisation of £1.3 billion had been charged. The total cost of goodwill as at December 31, 2002 was £4.5 billion, on which accumulated amortisation of £1.7 billion had been charged.

Reed Elsevier’s accounting policy is that, on acquisition of a subsidiary, associate, joint venture or business, the purchase consideration is allocated between the net tangible and intangible assets other than goodwill on a fair value basis, with any excess purchase consideration representing goodwill. The valuation of intangible assets other than goodwill represents the estimated economic value in use, using standard valuation methodologies, including as appropriate, discounted cash flow, relief from royalty and comparable market transactions. Acquired goodwill and intangible assets are capitalised and amortised systematically over their estimated useful lives up to a maximum of 40 years, subject to annual impairment review. Appropriate amortisation periods are selected based on assessments of the longevity of the brands and imprints, the market positions of the acquired businesses and the technological and competitive risks that they face.

The carrying amounts of goodwill and intangible assets are regularly reviewed, at least twice a year. The carrying amounts of goodwill and intangible assets arising on all significant acquisitions, on all acquisitions made in the previous financial year, and on all acquisitions for which there are indications of possible impairment are compared with estimated values in use based on latest management cash flow forecasts. Key areas of judgment in estimating the values in use of businesses are the forecast long term growth rates and the appropriate discount rates to be applied to forecast cash flows. Based on the latest value in use calculations, no goodwill or intangible assets were impaired as at December 31, 2002.

Taxation and deferred tax
We operate in over 100 locations worldwide. Many significant businesses have been sold over the last five years, including all of the consumer publishing businesses and the travel publishing businesses. At the same time, major acquisitions have been made to accelerate strategic development, notably the Matthew Bender legal publishing business in 1998 and the Harcourt STM and Education and Testing businesses in 2001. In these circumstances, complex tax issues arise requiring management to use its judgement to make various tax determinations.

The Reed Elsevier combined businesses seek to organise their affairs in a tax efficient manner, taking account of the jurisdictions in which they operate.

The tax payable on a number of disposals made in recent years has not been finally determined. Although we are confident that tax returns have been appropriately compiled, there are risks that further tax may be payable on certain transactions or that the deductibility of certain expenditure for tax purposes may be disallowed.

Reed Elsevier’s policy is to make prudent provision for tax risks until a high degree of confidence exists that the tax treatment will be accepted by the tax authorities.

Reed Elsevier’s policy in respect of deferred taxation is to provide in full for timing differences using the liability method. Deferred tax assets are only recognised to the extent that they are considered recoverable in the short term. Under UK GAAP, deferred tax assets are normally only considered recoverable if their recoverability is reasonably assured against taxable profits arising in the short term. This assessment of the recoverability is judgmental.

Management assesses the recoverability of deferred tax assets by considering the forecast level of taxable profits in jurisdictions where such assets have arisen. Forecasts are made of taxable profits, taking into account any unresolved tax risks. Only to the extent that the forecast level of taxable profits supports the amount of deferred tax benefits are deferred tax benefits recognised.

Effect of Currency Translation
The combined financial statements set out on pages F-2 to F-43 are expressed in sterling and are therefore subject to the impact of movements in exchange rates on the translation of the financial information of individual businesses whose operational currencies are other than sterling. The principal exposures are the US dollar and the euro, both of which generally reflect Reed Elsevier’s business exposure to the US and the Euro Zone, its most important markets outside the United Kingdom.

The currency profile of Reed Elsevier’s adjusted profit before tax for 2002, taking account of the currencies of the interest on its borrowings and cash over that period, is set forth below:

Adjusted profit before tax in each currency as a percentage of total adjusted profit before tax

US Dollars	Sterling	Euro	Other	Total
44%	21%	30%	5%	100%

Currency translation differences decreased Reed Elsevier’s turnover by £135 million and decreased adjusted profit before tax by £14 million in 2002 compared to 2001.

To help protect Reed Elsevier PLC’s and Reed Elsevier NV’s shareholders’ funds from the effect of currency movements, Reed Elsevier will, if deemed appropriate, hedge the foreign exchange translation exposure by borrowing in those currencies where significant translation exposure exists or by selling forward surplus cash flow into one of the shareholders’ currencies. Hedging of foreign exchange translation exposure is undertaken only by the regional centralised treasury departments and under policies agreed by the boards of Reed Elsevier PLC and Reed Elsevier NV. Borrowing in the operational currency of individual businesses provides a structural hedge for the assets in those markets and for the income realised from those assets. The currencies of Reed Elsevier’s borrowings, therefore, reflect two key objectives, namely to minimise funding costs and to hedge currencies where it has significant business exposure.

Individual businesses within Reed Elsevier Group plc and ERF are subject to foreign exchange transaction exposures caused by the effect of exchange rate movements on their turnover and operating costs, to the extent that such turnover and costs are not denominated in their operating currencies. Individual businesses are encouraged to hedge their exposures at market rates with the centralised treasury department within ERF. To minimise hedging costs, these exposures are matched whenever possible with offsetting exposures existing in other individual businesses. When opportunities for such matching of exposures internally do not exist, exposures may instead be hedged externally with third parties. Hedging of foreign exchange transaction exposure is the only hedging activity undertaken by the individual businesses. For further details see note 24 to the combined financial statements.

European Economic and Monetary Union
On January 1, 2002, the euro fully replaced the local currencies of the 12 European countries now participating in European Economic and Monetary Union (“EMU”). The Netherlands is a participant; the United Kingdom is not.

The implications for Reed Elsevier businesses have been low relative to many other multinational European companies. This is because Reed Elsevier’s businesses principally price in the local currency of the country in which they operate and have limited cross border trade, with the significant exception of the Science & Medical business, which already published global prices. As a result, the most significant issue arising was the timing of euro based marketing and invoicing and the transfer to euro denominated business and financial systems. In this respect, during 2002, Reed Elsevier’s businesses were able to accommodate the euro without significant difficulty.

Recently Issued Accounting Pronouncements
SFAS146: Accounting for Costs Associated with Exit or Disposal Activities was issued in June 2002 and is effective for exit or disposal activities that are initiated after December 31, 2002. SFAS146 replaces Emerging Issues Task Force Issue No. 94-3: Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring). SFAS146 requires that a liability for a cost associated with an exit or disposal activity be recognised when the liability is incurred. An entity’s commitment to a plan, by itself, is no longer considered sufficient to create a present obligation to others, which is required to meet the definition of a liability. SFAS146 also requires that fair values be used for initial measurement of the liability.

SFAS148: Accounting for Stock-Based Compensation — Transition and Disclosure was issued in December 2002 and is effective for financial years ending after December 15, 2002. SFAS148 amends the requirements of SFAS123: Accounting for Stock-Based Compensation by providing alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. SFAS148 also amends the disclosure requirements of SFAS123 to require prominent disclosure of the method of accounting for stock-based employee compensation and the effect of the method used on reported results. Reed Elsevier has elected to continue to apply the accounting provisions of APB25: Accounting for Stock Issued to Employees, but has adopted the disclosure requirements of SFAS148.

FIN45: Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others was issued in November 2002. FIN45 requires additional disclosures related to obligations under certain guarantees that have been issued. The disclosure requirements of FIN45 are effective for financial years ending after December 15, 2002. The initial recognition and measurement requirements of FIN45 are effective prospectively for guarantees issued or modified after December 31, 2002. The impact of adoption of the recognition and measurement requirements is being assessed but the requirements are not expected to have a material impact on the results or financial position of Reed Elsevier and no additional disclosures are considered necessary as at December 31, 2002.

FIN46: Consolidation of Variable Interest Entities — an interpretation of ARB No. 51 was issued in January 2003 and is effective for financial years beginning after June 15, 2003, to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. FIN46 clarifies the application of Accounting Research Bulletin No. 51: Consolidated Financial Statements to certain entities in which equity investors do not have a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN46 requires disclosure in the 2003 financial year regarding ownership interests in variable interest entities.

In June 2002, the European Parliament and Council of the European Union (“EU”) issued a Regulation that will require all EU listed companies to prepare their consolidated accounts in accordance with International Financial Reporting Standards (“IFRS”). The Regulation is effective for financial years beginning after January 1, 2005. The impact of adopting IFRS, many of which are in the process of being developed or revised, in 2005 is being assessed.

Return to contents

LIQUIDITY AND CAPITAL RESOURCES — REED ELSEVIER

Cash Flow
Reed Elsevier businesses focus on adjusted operating cash flow as a key cash flow measure. Adjusted operating cash flow is measured after dividends from joint ventures, tangible fixed asset spend and proceeds from the sale of tangible fixed assets but before exceptional payments and proceeds, and is reconciled to the reported figures in note 12 to the combined financial statements. Reed Elsevier’s adjusted operating cash flow in 2002, 2001 and 2000 amounted to, respectively, £1,010 million, £1,006 million and £775 million. In each of these years the adjusted operating cash flow conversion was, respectively, 89%, 102% and 98%. Adjusted operating cash flow conversion expresses adjusted operating cash flow as a percentage of adjusted operating profit. The adjusted operating cash flow conversion rate for 2001 was increased by the seasonality of the Harcourt businesses, acquired on July 12, 2001, whose operating cash flows favour the second half. Excluding the acquired Harcourt businesses, the conversion rate in 2001 was approximately 85%.

Reed Elsevier generates significant cash flows as overall its principal businesses do not require major fixed or working capital investments. A substantial proportion of revenues are received through subscription and similar advanced receipts, principally for scientific journals and exhibition fees. At December 31, 2002 subscriptions and other revenues in advance totalled £788 million (2001: £836 million). Capital expenditure principally relates to computer equipment and, increasingly, investment in systems infrastructure to support electronic publishing activities. Total capital expenditure amounted to £179 million, £178 million and £144 million in 2002, 2001 and 2000, respectively.

During 2002, Reed Elsevier paid a total of £193 million for acquisitions and fixed asset investments, after taking account of net cash acquired of £4 million, £18 million of deferred payments in respect of acquisitions made in prior years, and £76 million in respect of change of control and other non operating liabilities assumed on the acquisition of Harcourt. These payments were financed by net cash inflow from operating activities, available cash resources and commercial paper borrowings. Exceptional net inflows of £7 million were received in 2002 and included £106 million proceeds from sale of fixed asset investments and businesses and £20 million of reduced tax payments, less amounts paid in respect of reorganisation costs and acquisition related costs.

During 2001, Reed Elsevier paid a total of £3,337 million for acquisitions and fixed asset investments, after taking account of borrowings of £1,042 million, net cash acquired of £4 million and £43 million deferred payments in respect of acquisitions made in prior years. These payments were financed by net cash inflow from operating activities, available cash resources (including the proceeds of a $1.8 billion joint international share offering in December 2000), the proceeds of a $1.5 billion global bond issue in July 2001 and commercial paper borrowings. Exceptional net inflows of £140 million were received in 2001 and included £96 million proceeds from sale of businesses and £141 million of reduced tax payments, less amounts paid in respect of reorganisation costs and acquisition related costs.

Net borrowings at December 31, 2002 were £2,732 million, a reduction of £497 million on the prior year end, which principally reflects free cashflow less acquisition spend, and favourable exchange translation effects from a weaker US dollar.

The directors of Reed Elsevier PLC and Reed Elsevier NV, having made appropriate enquiries, consider that adequate resources exist for the combined businesses to continue in operational existence for the foreseeable future.

Liabilities
The contractual liabilities of Reed Elsevier relating to debt finance and operating leases at December 31, 2002, analysed by when payments are due, are summarised below:

	Total	Less than 1 year	1–3 years	3–5 years	After 5 years

	(in millions)
Short term debt(1)	£1,279	£1,279	£—	£—	£—
Long term debt (including finance leases)	2,023	88	121	791	1,023
Operating leases	910	103	94	159	554

Total	£4,212	£1,470	£215	£950	£1,577

(1)	Short term debt is supported by committed facilities and by centrally managed cash and short term investments and primarily comprises commercial paper.

Provisions at December 31, 2002 included £63 million in respect of surplus property relating to lease obligations for various periods up to 2012. The amount provided represents estimated sub-lease shortfalls. Provisions at December 31, 2002, also included £32 million in respect of lease guarantees given by Harcourt General, Inc in favour of a former subsidiary, GC Companies, Inc. for certain property leases for various periods up to 2016.

At December 31, 2002, there were contingent liabilities amounting to £3 million in respect of borrowings of former subsidiaries and £118 million in respect of lease guarantees, in excess of provided amounts.

Treasury Policies
The boards of Reed Elsevier PLC and Reed Elsevier NV have requested that Reed Elsevier Group plc and Elsevier Reed Finance BV have due regard to the best interests of Reed Elsevier PLC and Reed Elsevier NV shareholders in the formulation of treasury policies.

Financial instruments are used to finance the Reed Elsevier business and to hedge transactions. Reed Elsevier’s businesses do not enter into speculative transactions. The main risks faced by Reed Elsevier are liquidity risk, interest rate risk and foreign currency risk. The boards of the parent companies, Reed Elsevier PLC and Reed Elsevier NV, agree overall policy guidelines for managing each of these risks and the boards of Reed Elsevier Group plc and Elsevier Finance SA agree policies (in conformity with parent company guidelines) for their respective business and treasury centres. These policies are summarised below and remained broadly unchanged during 2002.

Funding
Reed Elsevier develops and maintains a range of borrowing facilities and debt programmes to fund its requirements, at short notice and at competitive rates. The significance of Reed Elsevier Group plc’s US operations means that the majority of debt is denominated in US dollars and is raised in the US debt markets. A mixture of short term and long term debt is utilised and Reed Elsevier maintains a maturity profile to facilitate refinancing. Reed Elsevier’s policy is that no more than $1,000 million of long term debt should mature in any 12-month period. In addition, minimum levels of net debt with maturities over three years and five years are specified, depending on the level of the total borrowings and the level of interest cover.

During 2002 and 2001, Harcourt General public notes, with a nominal value of $110 million and $97 million respectively, were repurchased in the open market. Reed Elsevier may, from time to time, continue to repurchase outstanding debt in the open market, depending on market conditions.

After taking account of the maturity of committed bank facilities that back short term borrowings at December 31, 2002, 15% of debt after utilising available cash resources matures in December of the first year, nil in the second year, 19% in the third year, 29% in the fourth and fifth years, 23% in five to ten years, and 14% beyond ten years.

At December 31, 2002, Reed Elsevier had access to $3,500 million (2001: $3,500 million) of committed bank facilities, of which $101 million was drawn. These facilities principally provide back up for short term debt but also security of funding for future acquisition spend in the event that commercial paper markets are not available. Of the total committed facilities, $2,860 million expires in December of 2003 (2001: $360 million within one year), $nil (2001: $2,500 million) within one to two years, and $640 million (2001: $640 million) within two to three years. Arrangements are in process to put in place appropriate facilities to replace those expiring in December 2003.

Interest Rate Exposure Management
Reed Elsevier’s interest rate exposure management policy is aimed at reducing the exposure of the combined businesses to changes in interest rates. The proportion of interest expense that is fixed on net debt is determined by reference to the level of net interest cover. Reed Elsevier uses fixed rate term debt, interest rate swaps, forward rate agreements and a range of interest rate options to manage the exposure. Interest rate derivatives are used only to hedge an underlying risk and no net market positions are held.

At December 31, 2002, approximately 95% of Reed Elsevier’s net debt was denominated in US dollars on which approximately 80% of forecast net interest expense was fixed or capped for the next three years. This fixed or capped percentage reduces thereafter over time, with all interest rate derivatives and approximately two thirds of fixed rate term debt having matured by the end of 2009 and 2011 respectively.

At December 31, 2002, fixed rate term debt (not swapped back to floating rate) amounted to $1.6 billion and had a weighted average life remaining of 14.3 years (2001: 19.7 years) and a weighted average interest coupon of 7.0%. Interest rate derivatives in place at December 31, 2002, which fix or cap the interest cost on an additional $2.1 billion (2001: $2.0 billion) of variable rate US dollar debt, have a weighted average maturity of 2.2 years (2001: 2.6 years) and a weighted average interest rate of 5.9%.

Foreign Currency Exposure Management
Translation exposures arise on the earnings and net assets of business operations in countries other than those of the parent companies. These exposures are hedged, to a significant extent, by a policy of denominating borrowings in currencies where significant translation exposures exist, most notably US dollars.

Current exposures on transactions denominated in a foreign currency are required to be hedged using forward contracts. In addition, recurring transactions and future investment exposures may be hedged, within defined limits, in advance of becoming contractual. The precise policy differs according to the commercial situation of the individual businesses. Expected future net cash flows may be covered for sales expected for up to the next 12 months (50 months for Elsevier science and medical subscription businesses up to limits staggered by duration). Cover takes the form of foreign exchange forward contracts. At the year-end, the amount of outstanding foreign exchange cover in respect of future transactions was £0.7 billion.

Return to contents

OPERATING RESULTS — REED ELSEVIER PLC AND REED ELSEVIER NV

The following discussion is based on the financial statements of Reed Elsevier PLC and Reed Elsevier NV for the three years ended December 31, 2002. The results of Reed Elsevier PLC reflect its shareholders’ 52.9% economic interest in the Reed Elsevier combined businesses. The results of Reed Elsevier NV reflect its shareholders’ 50% economic interest in the Reed Elsevier combined businesses. The respective economic interests of the Reed Elsevier PLC and Reed Elsevier NV shareholders take account of Reed Elsevier PLC’s 5.8% interest in Reed Elsevier NV. Both parent companies equity account for their respective share in the Reed Elsevier combined businesses. The financial statements have been prepared in accordance with, respectively, UK and Dutch GAAP, which differ in certain respects from US GAAP as set out in note 22 to the Reed Elsevier PLC financial statements and note 15 to the Reed Elsevier NV financial statements.

Result of Operations for the Year Ended December 31, 2002
Compared to the Year End December 31, 2001.
After their share of the charge in respect of goodwill and intangible asset amortisation and of the exceptional items credit, the reported earnings per share of Reed Elsevier PLC after tax credit equalisation and Reed Elsevier NV were 7.0p and €0.18 respectively, compared to 4.8p and €0.13 in 2001.

Adjusted earnings per share, measured before the effect of amortisation of goodwill and intangible assets and exceptional items, for Reed Elsevier PLC were 28.5p, up 9% on the previous year, and for Reed Elsevier NV were €0.69, an increase of 8%. The difference in percentage change is entirely attributable to the impact of currency movements on the translation of reported results. At constant rates of exchange, the adjusted earnings per share of both companies would have shown an increase of 11% over the previous year.

Dividends to Reed Elsevier PLC and Reed Elsevier NV shareholders are equalised at the gross level, including the benefit of the UK attributable tax credit of 10% received by certain Reed Elsevier PLC shareholders. The exchange rate used for each dividend calculation — as defined in the Reed Elsevier merger agreement — is the spot euro/sterling exchange rate, averaged over a period of five business days commencing with the tenth business day before the announcement of the proposed dividend.

The board of Reed Elsevier PLC has proposed a final dividend of 8.0p, giving a total dividend of 11.2p for the year, up 7% on 2001. The boards of Reed Elsevier NV, in accordance with the dividend equalisation arrangements, have proposed a final dividend of €0.21. This results in a total dividend of €0.30 for the year, the same as in 2001. The difference in percentage growth is attributable to the strengthening of the euro relative to sterling since the prior year dividend declaration dates.

Dividend cover for Reed Elsevier PLC, using adjusted earnings before the amortisation of goodwill and intangible assets, exceptional items and related tax effects, was 2.5 times, and for Reed Elsevier NV was 2.3 times. Measured for the combined businesses on a similar basis, dividend cover was 2.4 times compared with 2.3 times in 2001.

Result of Operations for the Year Ended December 31, 2001
Compared to the Year End December 31, 2000.
The reported earnings per share of Reed Elsevier PLC after tax credit equalisation and Reed Elsevier NV were 4.8p and €0.13 respectively, compared to earnings per share in 2000 of 1.0p and €0.04, respectively.

Adjusted earnings per share, measured before the effect of amortisation of goodwill and intangible assets and exceptional items, for Reed Elsevier PLC were 26.1p, up 12% compared to the previous year. Adjusted earnings per share for Reed Elsevier NV were €0.64, an increase of 8%. The difference in percentage change was entirely attributable to the impact of currency movements on the translation of reported results. At constant rates of exchange, the adjusted earnings per share of both companies would have increased by 10% over the previous year.

Dividends to Reed Elsevier PLC and Reed Elsevier NV shareholders are equalised at the gross level, including the benefit of the UK attributable tax credit of 10% (20% prior to April 1999) received by certain Reed Elsevier PLC shareholders. The exchange rate used for each dividend calculation — as defined in the Reed Elsevier merger agreement — is the spot euro/sterling exchange rate, averaged over a period of five business days commencing with the tenth business day before the announcement of the proposed dividend.

The board of Reed Elsevier PLC paid a final dividend of 7.4p in 2001, giving a total dividend of 10.5p for the year, up 5% on 2000. The boards of Reed Elsevier NV, in accordance with the dividend equalisation arrangements, paid a final dividend of €0.21 in 2001. This resulted in a total dividend of €0.30 for 2001, 7% higher than in 2000. The difference in percentage growth is attributable to currency movements.

Dividend cover for Reed Elsevier PLC, using adjusted earnings, was 2.5 times. For Reed Elsevier NV, the adjusted dividend cover was 2.1 times. Measured for the combined businesses, dividend cover was 2.3 times compared with 2000 at 2.1 times.

Return to contents

TREND INFORMATION

Trends and uncertainties and events which can affect the turnover, operating profit and liquidity and capital resources of the Reed Elsevier combined businesses include the usage, penetration and customer renewal of our print and electronic products, the migration of print and CD products to online services, cost control and the impact of our cost reduction programmes on operational efficiency, the levels of US state and federal funding for education, and the impact of the global economy on the level of advertising demand.

Trends, uncertainties and events which could have a material impact on Reed Elsevier’s turnover, operating profit and liquidity and capital resources are discussed in further detail in “Item 3: Key Information” under “Risk Factors”; in “Item 4: Information on Reed Elsevier”; and in “Item 5: Operating and Financial Review and Prospects” under “Operating Results — Reed Elsevier”; “Liquidity and Capital Resources — Reed Elsevier”; “Operating Results — Reed Elsevier PLC and Reed Elsevier NV”.

Return to contents

ITEM 6: DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

DIRECTORS

The directors of each of Reed Elsevier PLC, Reed Elsevier NV, Reed Elsevier Group plc and Elsevier Reed Finance BV at February 18, 2003 were:

Name (Age)	Reed Elsevier PLC	Reed Elsevier NV	Reed Elsevier Group plc	Elsevier Reed Finance BV

Gerard van de Aast (45)	Executive Director	Member of the Executive Board	Executive Director
Mark Armour (48)	Executive Director and Chief Financial Officer	Member of the Executive Board and Chief Financial Officer	Executive Director and Chief Financial Officer	Member of the Supervisory Board
Jacques Billy (32)				Member of the Management Board
Willem Boellaard (72)				Managing Director
Dien de Boer-Kruyt (58)		Member of the Supervisory Board(4)		Member of the Supervisory Board
John Brock (54)	Non-executive Director(1)(4)	Member of the Supervisory Board(1)(4)	Non-executive Director(1)(2)(5)
Crispin Davis (53)	Executive Director and Chief Executive Officer(3)	Chairman of the Executive Board and Chief Executive Officer(3)	Executive Director and Chief Executive Officer(5)
Derk Haank (49)	Executive Director	Member of the Executive Board	Executive Director
Roelof Nelissen (71)	Non-executive Director(1)(4)	Member of the Supervisory Board(1)(4)	Non-executive Director(1)(2)	Chairman of the Supervisory Board
Steven Perrick (54)	Non-executive Director(1)(3)(4)	Member of the Supervisory Board(1)(3)(4)	Non-executive Director(1)	Member of the Supervisory Board
Andrew Prozes (57)	Executive Director	Member of the Executive Board	Executive Director
Lord Sharman (60)	Non-executive Director(1)(4)	Member of the Supervisory Board(1)(4)	Non-executive Director(1)(5)
Rolf Stomberg (62)	Non-executive Director(1)(3)(4)(6)	Member of the Supervisory Board(1)(3)(4)(6)	Non-executive Director(1)(2)(6)
Morris Tabaksblat (65)	Non-executive Chairman(3)(4)	Chairman of the Supervisory Board(3)(4)	Non-executive Chairman(5)

(1)	Member of the Audit Committee.
(2)	Member of the Remuneration Committee of the board of Reed Elsevier Group plc.
(3)	Member of the joint Nominations Committee of the boards of Reed Elsevier PLC and Reed Elsevier NV.
(4)	Member of the joint Corporate Governance Committee of the boards of Reed Elsevier PLC and Reed Elsevier NV.
(5)	Member of the Strategy Committee of the board of Reed Elsevier Group plc.
(6)	Senior independent non-executive director.

A person described as a non-executive Director of Reed Elsevier PLC or Reed Elsevier Group plc or a member of the Supervisory Board of Reed Elsevier NV is a director not employed by such company in an executive capacity.

Gerard van de Aast is Chief Executive Officer of the Business division, Reed Business. Appointed a director of Reed Elsevier Group plc and Reed Elsevier PLC in December 2000 and director of Reed Elsevier NV in April 2001. Prior to joining Reed Elsevier was Vice President and General Manager of Compaq’s Enterprise business in Europe, Middle East and Africa.

Mark Armour was appointed Chief Financial Officer of Reed Elsevier Group plc and Reed Elsevier PLC in 1996, and of Reed Elsevier NV in April 1999. Appointed a member of the Supervisory Board of Elsevier Reed Finance BV in December 1998. Was Deputy Chief Financial Officer of Reed Elsevier from 1995 to 1996. Prior to joining Reed Elsevier was a partner in Price Waterhouse.

Jacques Billy was appointed a member of the Management Board of Elsevier Reed Finance BV on February 15, 2002. He is Managing Director of Elsevier Finance SA, having joined that company as Finance Manager in 1999.

Willem Boellaard was appointed a member of the Management Board of Elsevier Reed Finance BV in December 1998. He joined Reed Elsevier PLC in 1990.

Dien de Boer-Kruyt was appointed a member of the Supervisory Board of Reed Elsevier NV and of Elsevier Reed Finance BV in 2000. She is Chairman of the Supervisory Board of C/Tac, and a member of the Supervisory Boards of Imtech NV and Sara Lee/DE, a subsidiary of Sara Lee Corporation.

John Brock was appointed a non-executive director of Reed Elsevier Group plc and Reed Elsevier PLC, and member of the Supervisory Board of Reed Elsevier NV, in April 1999. Chief Executive Officer of Interbrew SA from 2003, and was Chief Operating Officer of Cadbury Schweppes plc until 2002.

Crispin Davis was appointed Chief Executive Officer of Reed Elsevier Group plc, Reed Elsevier PLC and Reed Elsevier NV in September 1999. Chief Executive Officer of Aegis Group plc from 1994 to 1999. From 1990 to 1993 he was at Guinness Group plc, where he held the position of Group Managing Director of United Distillers.

Derk Haank is Chief Executive Officer of the Science & Medical division, Elsevier. Appointed a director of Reed Elsevier Group plc and Reed Elsevier PLC in November 1999 and director of Reed Elsevier NV in April 2000. Joined Reed Elsevier NV in 1986. Was appointed Group Chief Executive of Elsevier Business Information in 1996 and Chief Executive of Reed Elsevier’s Science division in 1998.

Roelof Nelissen was a non-executive director of Reed Elsevier Group plc from 1993 to 1998 and re-elected in April 1999. Member of the Supervisory Board of Reed Elsevier NV since 1990 and a non-executive director of Reed Elsevier PLC since April 1999. Appointed Chairman of the Supervisory Board of Elsevier Reed Finance BV in April 1999. A member of the Supervisory Board of Daimler Chrysler Nederland BV and International Flavors and Fragrances (Nederland) BV. Was Chairman of the Managing Board of ABN AMRO Holding NV and ABN AMRO Bank NV until 1992.

Steven Perrick was appointed a non-executive director of Reed Elsevier Group plc, a non-executive director of Reed Elsevier PLC and a member of the Supervisory Board of Reed Elsevier NV in 1998. Appointed a member of the Supervisory Board of Elsevier Reed Finance BV in April 2001. Was a lawyer with De Brauw Blackstone Westbroek until 1999, when he became a partner at Freshfields Bruckhaus Deringer in the Netherlands.

Andrew Prozes is Chief Executive Officer of the Legal division, LexisNexis. Appointed a director of Reed Elsevier Group plc and Reed Elsevier PLC in July 2000 and director of Reed Elsevier NV in April 2001. Prior to joining Reed Elsevier was an Executive Vice President with the West Group, part of the Thomson Corporation, and Group President of Southam Inc.

Lord Sharman was appointed a non-executive director of Reed Elsevier Group plc and Reed Elsevier PLC in January 2002, and a member of the Supervisory Board of Reed Elsevier NV in April 2002. Non-executive chairman of Aegis Group plc since 2000 and a non-executive director of BG International plc. Joined KPMG in 1966 where he was elected UK Senior Partner in 1994 and also joined both the International and Executive Committees of KPMG. Between 1997 and 1999 he was Chairman of KPMG Worldwide. Became a member of the House of Lords in October 1999.

Rolf Stomberg was appointed a non-executive director of Reed Elsevier Group plc and Reed Elsevier PLC in January 1999 and a member of the Supervisory Board of Reed Elsevier NV in April 1999. Chairman of Management Consulting Group PLC and a non-executive director of Cordiant Communications Group PLC, Smith & Nephew PLC and serves on the boards of companies in Sweden, The Netherlands and Germany.

Morris Tabaksblat was appointed a member of the Supervisory Board of Reed Elsevier NV in April 1998 and a non- executive director of Reed Elsevier Group plc in June 1998. Chairman of Reed Elsevier Group plc and Reed Elsevier PLC and Chairman of the Supervisory Board of Reed Elsevier NV since 1999. Chairman of the Supervisory Board of AEGON NV and of TNT Post Group NV, and a member of the International Advisory Board of Renault Nissan. Was Chairman of Unilever NV from 1994 until his retirement in 1999 and Chairman of the European Round Table of Industrialists until 2001.

Return to contents

SENIOR MANAGEMENT

The executive officers of Reed Elsevier Group plc, other than directors, at February 18, 2003 were:

Jean-Luc Augustin: Director of Human Resources. A member of the Reed Elsevier management committee. Joined Reed Elsevier in 2000. Previously Mr Augustin was with Novartis, where he was Vice President Human Resources in the Pharmaceutical Division.

Nick Baker: Chief Strategy Officer. A member of the Reed Elsevier management committee. He has been with Reed Elsevier since 1986 and within Corporate Strategy since 1997.

Stephen Cowden: General Counsel and Company Secretary of Reed Elsevier PLC and Reed Elsevier Group plc. A UK lawyer. Joined Reed Elsevier in 2000 as General Counsel, and was appointed Company Secretary of Reed Elsevier Group plc and Reed Elsevier PLC in 2001. Prior to joining Reed Elsevier was Group Company Secretary of Glaxo Wellcome plc.

Erik Ekker: Legal Director Continental Europe and Company Secretary Reed Elsevier NV and Company Secretary of Elsevier Reed Finance BV. A Dutch lawyer. Has been Legal Director (Continental Europe) of Reed Elsevier Group plc since 1993. Joined Reed Elsevier NV in 1977 as Legal Counsel.

Keith McGarr: Chief Technology Officer. A member of the Reed Elsevier management committee. Joined the company in 2000. Previously Mr McGarr was with Federal Express Corporation where he was responsible for IT network-based and distributed services and the design of network architecture.

Patrick Tierney: Chief Executive Officer of the Education division, Harcourt Education. A member of the Reed Elsevier management committee. Joined Reed Elsevier in January 2003. Mr Tierney will be proposed for election to the boards of Reed Elsevier PLC, Reed Elsevier NV and Reed Elsevier Group plc at the Annual General Meetings in April 2003. Previously, Mr Tierney was with The Thomson Corporation, a US based provider of business information, where he held various senior roles, most recently as the chief executive officer of Thomson Financial.

Return to contents

COMPENSATION

Remuneration Committee
The Remuneration Committee (the “Committee”) of Reed Elsevier Group plc is responsible for recommending to the boards the remuneration (in all its forms), and the terms of the service contracts and all other terms and conditions of employment of the executive directors, and for providing advice to the Chief Executive Officer on major policy issues affecting the remuneration of executives at a senior level below the board.

The Committee is chaired by Rolf Stomberg and throughout 2002 consisted wholly of independent non-executive directors: John Brock, Roelof Nelissen and Rolf Stomberg.

The Committee has appointed Towers Perrin, an external consultancy which has wide experience of executive remuneration in multinational companies, to advise in developing its performance-related remuneration policy. Towers Perrin also provides actuarial and other Human Resources consultancy services direct to some Reed Elsevier companies.

In addition to Towers Perrin, the following provided material advice or services to the Committee during the year: Jean- Luc Augustin, Human Resources Director; Christopher Thomas, Director, Compensation and Benefits; and Crispin Davis, Chief Executive Officer.

Compliance with the best practice provisions
The Committee has complied with Schedule A of the Combined Code — the Principles of Good Governance and Code of Best Practice, issued by the UK Financial Services Authority (the “Combined Code”), during 2002.

In relation to disclosure of directors’ remuneration, Reed Elsevier PLC, a UK company listed on the London Stock Exchange, has complied with Schedule B of the Combined Code.

Remuneration policy
The remuneration policy, which also applies to the 2003 financial year and future years, is as follows:

In determining its policy on senior executive remuneration, including that of the directors, the Committee’s principal objectives are to attract, retain and motivate people of the highest calibre and experience needed to shape and execute the strategy and deliver shareholder value in the context of an ever more competitive and increasingly global employment market.

The Committee also has regard to, and balances as far as is practicable, the following objectives:

(i)	to ensure that it maintains a competitive package of pay and benefits, commensurate with comparable packages available within other leading multinational companies operating in global markets;

(ii)	to provide a consistent approach towards senior executives, including the directors, irrespective of geographical location;
(iii)

to ensure that it encourages enhanced performance by directors and fairly recognises the contribution of individual directors to the attainment of the results of Reed Elsevier, whilst also encouraging a team approach which will work towards achieving the long term strategic objectives of Reed Elsevier; and

(iv)	to link reward to individual directors’ performance and company performance so as to align the interests of the directors with the shareholders of the parent companies.

In order to meet the above objectives, the remuneration of executive directors comprises a balance between “fixed” remuneration and “variable performance-related” incentives. The policy is that target performance-related incentives for executive directors should equate to approximately 70% of total remuneration. Remuneration consists of the following elements:

—	Base salary, which is based on comparable positions in leading multinational businesses of similar size and complexity. Salaries are reviewed annually by the Committee.
—

A variable annual cash bonus, based on achievement of stretching revenue, profit and cash driven targets and individual performance-related targets. Targets are set at the beginning of the year by the Committee. Effective from January 2003 the Committee has adopted a policy of common levels for both annual and longer term incentives for executive directors, reflecting the global nature of the role of each director. As a consequence, from 2003 the annual bonus payable to a director will be 72% of basic salary at target and 90% at maximum.

—

A bonus investment plan, introduced in 2002, under which directors and other senior executives are able to have up to one half of their annual bonus paid in Reed Elsevier PLC/Reed Elsevier NV shares. Subject to remaining in employment, at the end of a three year period, the participants will be awarded an equivalent number of Reed Elsevier PLC/Reed Elsevier NV shares.

—

Share options, where the directors and other senior executives are granted options annually over shares in Reed Elsevier PLC and Reed Elsevier NV at the market price at the date of grant. The Committee approves the grant of any option and sets performance conditions attaching to options.

—

A longer term incentive arrangement (“LTIP”) under which a one-off grant of options of between 10 and 20 times salary was made during 2000 to 40 senior executives. The options were granted at market value at the date of grant, and are exercisable after five years, subject to the achievement of performance conditions.

—

Post-retirement benefits, which comprise only pensions, where different retirement schemes apply depending on local competitive market practice, length of service and age of the director. The only element of remuneration that is pensionable is base salary.

At the forthcoming Annual General Meetings of Reed Elsevier PLC and Reed Elsevier NV authority will be sought to implement a new longer term incentive compensation structure for directors and other executives. Subject to approval by shareholders, the new structure will be available for use with effect from 2004. The first part of the proposal relates to a new share option scheme for approximately 1,300 participants, to replace the present scheme which was introduced in 1993. This scheme would grant options annually over shares in Reed Elsevier PLC and Reed Elsevier NV at market value, with the level of shares capable of being granted determined by earnings per share growth in the three years prior to grant. The second part of the proposal relates to a new LTIP for approximately 40 senior executives, including directors, who can most directly affect the performance of Reed Elsevier. Awards under the LTIP would consist of a conditional award of shares and the grant of ten year options at market value, split approximately equally based on implied values. Participation would be dependent on individual performance and the accumulation of a shareholding in Reed Elsevier PLC and/or Reed Elsevier NV in accordance with company guidelines. The exercise of LTIP awards would be subject to the achievement of demanding earnings per share targets.

Total shareholder return
The graphs below show the Reed Elsevier PLC and Reed Elsevier NV total shareholder return performance, assuming dividends were reinvested. The top two graphs compare the Reed Elsevier PLC performance with the performance achieved by the FTSE 100, of which Reed Elsevier PLC is a member, and the Reed Elsevier NV performance with the performance achieved by the Amsterdam Stock Exchange (“AEX”) Index, of which Reed Elsevier NV is a member, for the three years 2000-2002. This period reflects the implementation of the new strategy, announced in February 2000, by the current management team. The other two graphs show the performance over the five years 1998-2002.

For the three year period since January 1, 2000, the total shareholder return for Reed Elsevier PLC was 43%, significantly outperforming the FTSE 100 which saw a negative return of 35%. For Reed Elsevier NV, the total shareholder return in the same three year period was 22%, also significantly outperforming the AEX Index which saw a negative return of 43%.

Source : FTSE International	Source: Datastream

The total shareholder return set out above is calculated on the basis of the average share price in the 30 trading days prior to the respective year ends and on the assumption that dividends were reinvested.

Service contracts
Each of the executive directors has a service contract, the notice periods of which are described below:

(i)

M H Armour was appointed a director in July 1996. His service contract, which is dated October 7, 1996, is subject to English law and provides for a notice period of twenty-four months, which reflects the normal practice at the time of his appointment.

(ii)	C H L Davis was appointed a director in September 1999. His service contract, which is dated July 19, 1999, is subject to English law and provides for a notice period of twelve months.
(iii)

D J Haank was appointed a director in November 1999. His service contract, which is dated November 15, 1999, is subject to Dutch law and provides for six months’ notice and, in the event of termination without cause by the company, eighteen months’ salary and employer’s pension contributions would be payable by way of liquidated damages.

(iv)	A Prozes was appointed a director in August 2000. His service contract, which is dated July 5, 2000, is subject to New York law and provides that, in the event of termination without cause by the company, twelve months’ base salary would be payable.
(v)	G J A van de Aast was appointed a director in December 2000. His service contract, which is dated November 15, 2000, is subject to English law and provides for a notice period of twelve months.

The notice periods in respect of individual directors have been reviewed by the Committee. The Committee believes that as a general rule for future contracts, the notice period should be twelve months, and that the directors should, subject to practice within the country in which the director is based, be required to mitigate their damages in the event of termination. The Committee will, however, have regard to local market conditions so as to ensure that the terms offered are appropriate to recruit and retain key executives operating in a global business.

External appointments
Executive directors may, subject to the approval of the Chairman and the Chief Executive Officer, serve as non-executive directors on the boards of up to two non-associated companies and may retain remuneration arising from such non-executive directorships. The Committee believes that Reed Elsevier can benefit from the broader experience gained by executive directors in such appointments.

Remuneration of non-executive directors
The remuneration of the non-executive directors is determined by the boards with the aid of external professional advice. Non-executive directors receive an annual fee and are reimbursed expenses incurred in attending meetings. They do not receive any performance related bonuses, pension provisions, share options or other forms of benefit.

The non-executive directors do not have contracts of service.

Emoluments of the directors
The emoluments of the directors of Reed Elsevier Group plc (including any entitlement to fees or emoluments from either Reed Elsevier PLC, Reed Elsevier NV or Elsevier Reed Finance BV) were as follows:

(a) Aggregate emoluments

	Year ended December 31,

	2002	2001

	(in thousands)
Salaries and fees	£3,009	£2,790
Benefits	91	75
Annual performance-related bonuses	1,453	1,056
Pension contributions	267	218
Pension to former director	231	241

Total	£5,051	£4,380

No compensation payments have been made for loss of office or termination in 2002 (2001: £nil). (b) Individual emoluments of executive directors
	2002

	Salary	Benefits	Bonuses	Total	2001

M H Armour	£444,000	£23,127	£222,000	£689,127	£598,423
C H L Davis	891,000	30,043	445,500	1,366,543	1,145,657
D J Haank	368,158	11,001	184,081	563,240	487,562
A Prozes	593,333	10,287	427,200	1,030,820	944,564
G J A van de Aast	348,000	16,674	174,000	538,674	394,286

Total	2,644,491	91,132	1,452,781	£4,188,404	£3,570,492

Benefits include the provision of a company car, medical insurance and life assurance. C H L Davis was the highest paid director in 2002. He had no gains on the exercise of share options.

(c) Pensions
The Committee reviews the pension arrangements for the executive directors to ensure that the benefits provided are consistent with those provided by other multinational companies in its principal countries of operation.

The policy for executive directors based in the United Kingdom is to provide pension benefits at a normal retirement age of 60, equivalent to two thirds of base salary in the 12 months prior to retirement, provided they have completed 20 years’ service with Reed Elsevier or at an accrual rate of 1/30th of pensionable salary per annum if employment is for less than 20 years. The target pension for C H L Davis at normal retirement age of 60 is 45% of base salary in the 12 months prior to retirement. In 1989, the Inland Revenue introduced a cap on the amount of pension that can be provided from an approved pension scheme. M H Armour’s, G J A van de Aast’s and C H L Davis’s pension benefits will be provided from a combination of the Reed Elsevier Pension Scheme and the company’s unapproved, unfunded pension arrangements.

D J Haank is a member of the Dutch pension scheme, and his pension at normal retirement age of 60 will be up to 70% of his final annual salary.

The target pension for A Prozes, a US based director, is $300,000 per annum, which becomes payable on retirement only if he completes a minimum of seven years’ service. This pension has no associated contingent benefits for a spouse or dependents, and will be reduced in amount by the value of any other retirement benefits payable by the company or any former employer, other than those attributable to employee contributions.

The pension arrangements for all the directors include life assurance cover whilst in employment, an entitlement to a pension in the event of ill health or disability and, except in the case of A Prozes, a spouse’s and/or dependents’ pension on death.

The increase in the transfer value of the directors’ pensions, after deduction of contributions, is shown below:

	Transfer value of accrued pension January 1, 2002	Transfer value of accrued pension December 31, 2002	Increase in transfer value during the period, less directors’ contributions	Accrued annual pension as at December 31, 2002	Increase in accrued annual pension during the period	Transfer value of increase after deduction of directors’ contributions

M H Armour	£1,038,761	£1,036,652	£(5,012)	£117,136	£21,486	£181,377
C H L Davis	1,233,292	1,779,585	543,391	140,015	50,904	636,158
D J Haank	1,366,599	1,353,976	(12,623)	146,814	25,982	239,619
A Prozes	—	—	—	—	—	—
G J A van de Aast	113,891	191,063	74,270	24,185	12,432	94,659

The transfer value increase in respect of individual directors represents a liability in respect of directors’ pensions entitlement, and is not an amount paid or payable to the director. The movement in transfer values during the year includes a restatement of the transfer values based on the methodologies prescribed by the UK Directors’ Remuneration Report Regulations 2002.

(d) Individual emoluments of non-executive directors

	2002	2001

J F Brock	£35,849	£35,404
R J Nelissen	35,849	35,404
S Perrick	35,849	35,404
Lord Sharman (from January 1, 2002)	35,849	—
R W H Stomberg	35,849	35,404
M Tabaksblat	176,101	173,913
D G C Webster (until April 9, 2002)	8,962	35,404

	£364,308	£350,933

G J de Boer-Kruyt, a member of the supervisory board of Reed Elsevier NV, received emoluments of £13,522 during the year (2001: £13,354).

Compensation of executive officers
The aggregate compensation paid to all executive officers (other than directors) of Reed Elsevier Group plc (five persons) as a group, for services in such capacities for the year ended December 31, 2002, was £1,508,286 which included contributions made to the pension plans in respect of such officers of £8,160.

Return to contents

BOARD PRACTICES

REED ELSEVIER
The boards of directors of Reed Elsevier PLC and Reed Elsevier NV manage their respective shareholdings in Reed Elsevier Group plc and Elsevier Reed Finance BV. The boards of Reed Elsevier PLC, Reed Elsevier NV and Reed Elsevier Group plc are harmonised. Subject to approval by the respective shareholders, all the directors of Reed Elsevier Group plc are also directors of Reed Elsevier PLC and of Reed Elsevier NV. For a complete description of the board membership positions and executive officer positions within Reed Elsevier, see “Directors”.

REED ELSEVIER GROUP PLC
The Reed Elsevier Group plc board currently consists of five executive directors and six non-executive directors. A person may only be appointed or proposed or recommended for appointment to the board if that person has been nominated for that appointment by the joint Nominations Committee of Reed Elsevier PLC and Reed Elsevier NV. Persons nominated by the joint Nominations Committee will be required to be approved by the Reed Elsevier Group plc board, prior to appointment to the Reed Elsevier Group plc board.

Decisions of the board of directors of Reed Elsevier Group plc require a simple majority, and the quorum required for meetings of the board of Reed Elsevier Group plc is any two directors.

The Reed Elsevier Group plc board has established the following committees:

—	Strategy — comprising the Chairman, Chief Executive Officer and two non-executive directors
—	Audit — comprising five non-executive directors, the majority of whom are independent
—	Remuneration — comprising three independent non-executive directors

Arrangements established at the time of the merger of Reed Elsevier PLC’s and Reed Elsevier NV’s businesses provide that, if any person (together with persons acting in concert with him) acquires shares, or control of the voting rights attaching to shares, carrying more than 50% of the votes ordinarily exercisable at a general meeting of Reed Elsevier PLC or Reed Elsevier NV and has not made a comparable take-over offer for the other party, the other party may by notice suspend or modify the operation of certain provisions of the merger arrangements, such as (i) the right of the party in which control has been acquired (the “Acquired Party”) to appoint or remove directors of Reed Elsevier PLC, Reed Elsevier NV and Reed Elsevier Group plc and (ii) the Standstill Obligations (defined below) in relation to the Acquired Party. Such a notice will cease to apply if the person acquiring control makes a comparable offer for all the equity securities of the other within a specified period or if the person (and persons acting in concert with him) ceases to have control of the other.

In the event of a change of control of one parent company and not the other (where there has been no comparable offer for the other), the parent company which has not suffered the change in control will effectively have the sole right to remove and appoint directors of Reed Elsevier Group plc. Also, a director removed from the board of a parent company which has suffered a change in control will not have to resign from the board of the other parent company or Reed Elsevier Group plc.

The Articles of Association of Reed Elsevier Group plc contain certain restrictions on the transfer of shares in Reed Elsevier Group plc. In addition, pursuant to arrangements established at the time of the merger, neither Reed Elsevier PLC nor Reed Elsevier NV may acquire or dispose of any interest in the share capital of the other or otherwise take any action to acquire the other without the prior approval of the other (the “Standstill Obligations”). The Panel on Take-overs and Mergers in the United Kingdom (the “Panel”) has stated that in the event of a change of statutory control of either Reed Elsevier PLC or Reed Elsevier NV, the person or persons acquiring such control will be required to make an offer to acquire the share capital of Reed Elsevier Group plc (but not Elsevier Reed Finance BV) held by the other, in accordance with the requirements of the City Code on Take-overs and Mergers in the United Kingdom. This requirement would not apply if the person acquiring statutory control of either Reed Elsevier PLC or Reed Elsevier NV made an offer for the other on terms which are considered by the Panel to be appropriate.

REED ELSEVIER PLC
The Reed Elsevier PLC board currently consists of five executive directors and six non-executive directors. A person may only be appointed or proposed or recommended for appointment to the board if that person has been nominated for that appointment by the joint Nominations Committee of Reed Elsevier PLC and Reed Elsevier NV. Persons nominated by the joint Nominations Committee will be required to be approved by the Reed Elsevier PLC board, prior to the appointment to the Reed Elsevier PLC board. The joint Nominations Committee comprises the Chairman, the Chief Executive Officer and one non- executive director from Reed Elsevier PLC and a member of the supervisory board of Reed Elsevier NV.

Notwithstanding the provisions outlined above in relation to the appointment to the board, Reed Elsevier PLC shareholders retain their rights under Reed Elsevier PLC’s Articles of Association to appoint directors to the Reed Elsevier PLC board by ordinary resolution. Reed Elsevier PLC shareholders may also, by ordinary resolution, remove a director from the board of Reed Elsevier PLC, and in such circumstances that director will also be required to be removed or resign from the boards of Reed Elsevier NV and Reed Elsevier Group plc (except in circumstances where there has been a change of control of Reed Elsevier PLC and not Reed Elsevier NV).

At the 2003 Annual General Meeting resolutions will be submitted proposing the appointment of Patrick Tierney as an executive director, and Mark Elliott, Cees van Lede and David Reid as non-executive directors.

The Reed Elsevier PLC board has also established the following committees:

—	Audit — comprising five non-executive directors, the majority of whom are independent
—	Corporate Governance — a joint committee of Reed Elsevier PLC and Reed Elsevier NV, comprising all non- executive directors and members of the supervisory board of each company, the majority of whom are independent

Each director on the Reed Elsevier PLC board is required to retire by rotation at least every three years, and are able then to make themselves available for re-election by shareholders at the Annual General Meeting.

REED ELSEVIER NV
Reed Elsevier NV has a two-tier board structure currently comprising five executive directors (the “executive board”) and seven non-executive directors (the “supervisory board” and, together with the executive board, the “combined board”). A person may only be appointed or proposed or recommended for appointment to the boards if that person has been nominated for that appointment by the joint Nominations Committee of Reed Elsevier PLC and Reed Elsevier NV. Persons nominated by the joint Nominations Committee will be required to be approved by the Reed Elsevier NV combined board prior to appointment to the Reed Elsevier NV executive or supervisory board and by Reed Elsevier NV shareholders. The joint Nominations Committee comprises the Chairman, the Chief Executive Officer and one non-executive director from each of Reed Elsevier PLC and Reed Elsevier NV.

Notwithstanding the provisions outlined above in relation to the appointment to the board, Reed Elsevier NV shareholders retain their rights under Reed Elsevier NV’s Articles of Association to appoint directors to the Reed Elsevier NV boards by ordinary resolution if such appointment has been proposed by the Reed Elsevier NV combined board and, if such appointment has not, by an ordinary resolution of shareholders requiring a majority of at least two-thirds of the votes cast if less than one half of Reed Elsevier NV’s issued share capital is represented. Reed Elsevier NV shareholders may also, by ordinary resolution, remove a director from the board of Reed Elsevier NV, and in such circumstances that director will also be required to be removed or resign from the boards of Reed Elsevier PLC and Reed Elsevier Group plc (except in circumstances where there has been a change of control of Reed Elsevier NV and not Reed Elsevier PLC).

At the 2003 Annual General Meeting resolutions will be submitted proposing the appointment of Patrick Tierney as a member of the executive board and Mark Elliott, Cees van Lede and David Reid as members of the supervisory board.

The Reed Elsevier NV supervisory board has also established the following committees:

—	Audit — comprising five members of the Reed Elsevier NV supervisory board, the majority of whom are independent
—	Corporate Governance — a joint committee of Reed Elsevier NV and Reed Elsevier PLC, comprising all members of the supervisory board and non-executive directors of each company, the majority of whom are independent

Each director on the Reed Elsevier NV executive and supervisory boards is required to retire by rotation at least every three years, and is able then to make themselves available for re-election by shareholders at the Annual General Meeting.

ELSEVIER REED FINANCE BV
Elsevier Reed Finance BV has a two-tier board structure comprising a management board, consisting of two members, and a supervisory board, consisting of four non-executive directors. The members of the management board and of the supervisory board are appointed by the shareholders of Elsevier Reed Finance BV. The Articles of Association of Elsevier Reed Finance BV provide that certain material resolutions of the management board will require the approval of the supervisory board. At a meeting of the supervisory board valid resolutions can be taken with a simple majority if the majority of the members are present or represented. Pursuant to the Articles of Association of Elsevier Reed Finance BV, there are specific provisions governing the appointment and dismissal of managing directors and supervisory directors during periods when a notice of suspension as mentioned in the governing agreement between Reed Elsevier PLC and Reed Elsevier NV is in force. These provisions intend to neutralise the influence of a party which has acquired control over either Reed Elsevier PLC or Reed Elsevier NV without having also acquired control in the other. For a complete description of the board membership positions within Elsevier Reed Finance BV, see “Directors”.

Return to contents

EMPLOYEES

Reed Elsevier’s average number of employees in the year ended December 31, 2002 was 36,800 (2001: 34,600, 2000: 28,900). Approximately 6,100 were located in the UK (2001: 6,100, 2000: 5,700), 21,300 in North America (2001: 18,900, 2000: 14,800), 2,800 in the Netherlands (2001: 3,000, 2000: 3,000), 3,800 in the rest of Europe (2001: 3,700, 2000: 3,000) and 2,800 in the rest of the world (2001: 2,900, 2000: 2,400). The average number of employees in the business segments in the year ended December 31, 2002 was 6,400 in Science & Medical (2001: 5,200, 2000: 3,700), 13,300 in Legal (2001: 12,700, 2000: 11,200), 5,800 in Education (2001: 3,400, 2000: 1,500) and 11,300 in Business (2001: 13,300, 2000: 12,500). At December 31, 2002, the number of employees was approximately 36,100, which comprised 6,400 in the Science & Medical segment, 13,300 in Legal, 5,600 in Education and 10,800 in Business.

The board of Reed Elsevier Group plc is fully committed to the concept of employee involvement and participation, and encourages each of its businesses to formulate its own tailor-made approach with the co-operation of employees. Reed Elsevier is an equal opportunity employer, and recruits and promotes employees on the basis of suitability for the job. Appropriate training and development opportunities are available to all employees. Codes of Conduct applicable to employees within Reed Elsevier have been adopted throughout its businesses.

Return to contents

SHARE OWNERSHIP

REED ELSEVIER PLC
Share options
The following table sets forth the details of options held by directors over Reed Elsevier PLC ordinary shares as at December 31, 2002 under share option schemes which are described below under “Reed Elsevier — Share option schemes”:

	January 1, 2002	Granted during the year	Option price	Exercised during the year	Market price at exercise date	December 31, 2002	Exercisable from	Exercisable until

M H Armour — Executive Scheme	59,600 (i)		400.75p	20,000(ii)	633.50p	39,600	Apr 26, 1998	Apr 26, 2005
	30,000 (i)		585.25			30,000	Apr 23, 1999	Apr 23, 2006
	52,000		565.75			52,000	Apr 21, 2000	Apr 21, 2007
	66,900		523.00			66,900	Aug 17, 2001	Aug 17, 2008
	33,600		537.50			33,600	Feb 21, 2003	Apr 19, 2009
	88,202		436.50			88,202	May 2, 2003	May 2, 2010
	62,974		659.00			62,974	Feb 23, 2004	Feb 23, 2011
		74,000	600.00			74,000	Feb 22, 2005	Feb 22, 2012
— LTIP	882,016		436.50			882,016	Jan 1, 2005	Dec 31, 2005
— SAYE Scheme	3,924		430.00			3,924	Aug 1, 2004	Jan 31, 2005

Total	1,279,216	74,000		20,000		1,333,216

C H L Davis — Executive Scheme	160,599		467.00p			160,599	Feb 21, 2003	Sept 1, 2009
	80,300		467.00			80,300	Sept 1, 2003	Sept 1, 2009
	80,300		467.00			80,300	Sept 1, 2004	Sept 1, 2009
	171,821		436.50			171,821	May 2, 2003	May 2, 2010
	122,914		659.00			122,914	Feb 23, 2004	Feb 23, 2011
		148,500	600.00			148,500	Feb 22, 2005	Feb 22, 2012
— LTIP	1,718,213		436.50			1,718,213	Jan 1, 2005	Dec 31, 2005
— Nil cost options	535,332		Nil			535,332	Sept 2, 2002	Sept 2, 2003
— SAYE Scheme	5,019		336.20			5,019	Aug 1, 2005	Jan 31, 2006

Total	2,874,498	148,500				3,022,998

D J Haank — Executive Scheme	18,498 (i)		677.25p			18,498	Apr 19, 1999	Apr 19, 2004
	18,497 (i)		537.50			18,497	Apr 19, 1999	Apr 19, 2009
	51,368		436.50			51,368	May 2, 2003	May 2, 2010
	51,110		659.00			51,110	Feb 23, 2004	Feb 23, 2011
		59,843	600.00			59,843	Feb 22, 2005	Feb 22, 2012
— LTIP	513,680		436.50			513,680	Jan 1, 2005	Dec 31, 2005

Total	653,153	59,843				712,996

A Prozes — Executive Scheme	188,281		566.00p			188,281	Aug 9, 2003	Aug 9, 2010
	83,785		659.00			83,785	Feb 23, 2004	Feb 23, 2011
		103,722	600.00			103,722	Feb 22, 2005	Feb 22, 2012
— LTIP	941,406		566.00			941,406	Jan 1, 2005	Dec 31, 2005
— Nil cost options	20,168		Nil	20,168(ii)	570.00p	–
	20,170		Nil			20,170	Aug 9, 2003	Aug 9, 2004

Total	1,253,810	103,722		20,168		1,337,364

G J A van de Aast — Executive Scheme	50,940		638.00p			50,940	Dec 1, 2003	Dec 1, 2010
	49,317		659.00			49,317	Feb 23, 2004	Feb 23, 2011
		58,000	600.00			58,000	Feb 22, 2005	Feb 22, 2012
— LTIP	509,404		638.00			509,404	Jan 1, 2005	Dec 31, 2005

Total	609,661	58,000				667,661

(i)	Option granted prior to appointment as a director
(ii)	Retained an interest in all of the shares
No options lapsed unexercised during the year. The middle market price of a Reed Elsevier PLC ordinary share during the year was in the range 487.5p to 695.5p, and at December 31, 2002 was 532p.

Between January 1, 2003 and February 18, 2003, there were no changes to the options held by directors over ordinary shares in Reed Elsevier PLC.

Share option schemes
Prior to the merger, Reed Elsevier PLC operated a number of share option schemes under which options over new issue Reed Elsevier PLC ordinary shares were granted between 1984 and 1993 to its executive directors, executive officers and eligible employees. The only options still capable of being exercised under those schemes are options granted under the Reed Elsevier PLC Overseas Executive Share Option Scheme, (the “Reed Elsevier PLC Overseas Executive Scheme”). The terms and conditions of the Reed Elsevier PLC Overseas Executive Scheme are substantially similar to those of the corresponding share option schemes of Reed Elsevier Group plc, which are described below under “Reed Elsevier Group plc Executive UK and Overseas Share Option Schemes”.

REED ELSEVIER NV
Share options
The following table sets forth the details of options held by directors over Reed Elsevier NV ordinary shares as at December 31, 2002 under share option schemes which are described below under “Reed Elsevier — Share option schemes”:

	January 1, 2002	Granted during the year	Option price	Exercised during the year	Market price at exercise date	December 31, 2002	Exercisable from	Exercisable until

M H Armour — Executive Scheme	20,244		€13.55			20,244	Feb 21, 2003	Apr 19, 2009
	61,726		10.73			61,726	May 2, 2003	May 2, 2010
	44,882		14.75			44,882	Feb 23, 2004	Feb 23, 2011
		51,926	13.94			51,926	Feb 22, 2005	Feb 22, 2012
— LTIP	617,256		10.73			617,256	Jan 1, 2005	Dec 31, 2005

Total	744,108	51,926				796,034

C H L Davis — Executive Scheme	95,774		€12.00			95,774	Feb 21, 2003	Sept 1, 2009
	47,888		12.00			47,888	Sept 1, 2003	Sept 1, 2009
	47,888		12.00			47,888	Sept 1, 2004	Sept 1, 2009
	120,245		10.73			120,245	May 2, 2003	May 2, 2010
	87,601		14.75			87,601	Feb 23, 2004	Feb 23, 2011
		104,204	13.94			104,204	Feb 22, 2005	Feb 22, 2012
— LTIP	1,202,446		10.73			1,202,446	Jan 1, 2005	Dec 31, 2005
— Nil cost options	319,250		Nil			319,250	Sept 2, 2002	Sept 2, 2003

Total	1,921,092	104,204				2,025,296

D J Haank — Executive Scheme	30,000(i)		€14.11	30,000(ii)	€15.93	—
	30,000(i)		15.25			30,000	Mar 24, 1998	Mar 24, 2003
	10,926(i)		17.07			10,926	Apr 19, 1999	Apr 19, 2004
	10,925(i)		13.55			10,925	Apr 19, 1999	Apr 19, 2009
	35,949		10.73			35,949	May 2, 2003	May 2, 2010
	36,426		14.75			36,426	Feb 23, 2004	Feb 23, 2011
		41,993	13.94			41,993	Feb 22, 2005	Feb 22, 2012
— LTIP	359,485		10.73			359,485	Jan 1, 2005	Dec 31, 2005
— Convertible Debentures	3,920(iii)		17.48			—

Total	517,631	41,993		30,000		525,704

A Prozes — Executive Scheme	131,062		€13.60			131,062	Aug 9, 2003	Aug 9, 2010
	59,714		14.75			59,714	Feb 23, 2004	Feb 23, 2011
		72,783	13.94			72,783	Feb 22, 2005	Feb 22, 2012
— LTIP	655,310		13.60			655,310	Jan 1, 2005	Dec 31, 2005
— Nil cost options	14,040		Nil	14,040(iv)	€12.57	—
	14,040		Nil			14,040	Aug 9, 2003	Aug 9, 2004

Total	874,166	72,783		14,040		932,909

G J A van de Aast — Executive Scheme	35,866		€14.87			35,866	Dec 1, 2003	Dec 1, 2010
	35,148		14.75			35,148	Feb 23, 2004	Feb 23, 2011
		40,699	13.94			40,699	Feb 22, 2005	Feb 22, 2012
— LTIP	358,658		14.87			358,658	Jan 1, 2005	Dec 31, 2005

Total	429,672	40,699				470,371

(i)	Option granted prior to appointment as a director
(ii)	Retained an interest in 3,000 shares
(iii)	Options lapsed unexercised during the year
(iv)	Retained an interest in all of the shares

The market price of a Reed Elsevier NV ordinary share during the year was in the range €10.86 to €16.01 and at December 31, 2002 was €11.65.

The aggregate notional pre-tax gain made by the directors on the exercise of Reed Elsevier PLC and Reed Elsevier NV share options during the year was £306,843.

Between January 1, 2003 and February 18, 2003, there were no changes to the options held by directors over ordinary shares in Reed Elsevier NV.

Share option schemes
Under arrangements operated by Reed Elsevier NV (the “Reed Elsevier NV Executive Option Arrangements”), options to subscribe for Reed Elsevier NV ordinary shares were granted each year until 1999 to the members of the executive board and to a small number of other senior executives based in the Netherlands. Such options give the beneficiary the right, at any time during periods of either five years or ten years following the date of the grant, to purchase Reed Elsevier NV ordinary shares. Prior to 1999 all options granted under the Reed Elsevier NV Executive Option Arrangements could be exercised within a five year period from the date of grant, and the options were granted at an exercise price equal to the market price on the date of grant. During 1999, options were granted with an exercise period of five years at an exercise price 26% above the market price at the date of grant, or with an exercise period of 10 years at an exercise price equal to the market price at the date of grant, or a combination of both.

In addition, Reed Elsevier NV has arrangements in place (together with the Reed Elsevier NV Executive Option Arrangements, the “Reed Elsevier NV Share Option Arrangements”), which are open to Dutch employees of the businesses within Reed Elsevier, under which interest bearing debentures of Reed Elsevier NV may be purchased for cash for periods of ten years, during which time they may be converted on a prescribed basis into Reed Elsevier NV ordinary shares.

REED ELSEVIER
Share ownership and options
The interests of the directors of Reed Elsevier Group plc in the issued share capital of Reed Elsevier PLC and Reed Elsevier NV at the beginning and end of the year are shown below:

	Reed Elsevier PLC ordinary shares		Reed Elsevier NV ordinary shares

	January 1, 2002	December 31, 2002	January 1, 2002	December 31, 2002

M H Armour	2,500	22,500	2,500	2,500
J F Brock	3,000	3,000	—	—
C H L Davis	74,071	115,571	51,953	81,553
D J Haank	—	—	28,880	31,880
R J Nelissen	—	—	5,000	5,000
S Perrick	—	—	972	4,000
A Prozes	43,329	63,497	30,360	44,400
Lord Sharman	—	—	—	—
R W H Stomberg	—	—	—	—
M Tabaksblat	—	—	8,000	8,000
G J A van de Aast	—	—	7,500	12,500

G J de Boer-Kruyt held no shares in Reed Elsevier PLC or Reed Elsevier NV as at January 1 or December 31, 2002.

Any ordinary shares required to fulfil entitlements under nil cost share option grants are provided by the Employee Benefit Trust (“EBT”) from market purchases. As a beneficiary under the EBT, each executive director is deemed to be interested in all the shares held by the EBT which, at December 31, 2002, amounted to 2,840,047 Reed Elsevier PLC ordinary shares and 1,554,381 Reed Elsevier NV ordinary shares.

There have been no changes in the interests of the directors in the issued share capital of Reed Elsevier PLC or Reed Elsevier NV since December 31, 2002.

Shares and options held by executive officers
The following table indicates the total aggregate number of Reed Elsevier PLC ordinary shares and Reed Elsevier NV ordinary shares beneficially owned and the total aggregate number of Reed Elsevier PLC ordinary shares and Reed Elsevier NV ordinary shares held by the executive officers (other than directors) of Reed Elsevier Group plc (six persons) as a group, as of February 18, 2003:

	Reed Elsevier PLC ordinary shares	Reed Elsevier PLC ordinary shares subject to options	Reed Elsevier NV ordinary shares(1)(2)	Reed Elsevier NV ordinary shares subject to options

Executive officers (other than directors) as a group	45,307	1,393,932	17,971	990,642
(1)	The Reed Elsevier NV ordinary shares may be issued in registered or bearer form.
(2)	No individual executive officer of Reed Elsevier Group plc has notified Reed Elsevier NV that he holds more than 5% of the issued share capital of Reed Elsevier NV pursuant to the Dutch law requirement described under “Item 7: Major Shareholders and Related Party Transactions Reed Elsevier NV”.

The options over Reed Elsevier PLC ordinary shares included in the above table are exercisable at prices ranging from 424p to 700p per share and between the date hereof and 2012. The options over Reed Elsevier NV ordinary shares included in the above table are exercisable at prices ranging from €11.93 to €15.66 per share and between the date hereof and 2012.

Share option schemes
Following the merger of Reed Elsevier PLC’s and Reed Elsevier NV’s businesses, Reed Elsevier Group plc introduced share option schemes under which options over new issue and over existing Reed Elsevier PLC ordinary shares and/or Reed Elsevier NV ordinary shares may be granted to employees of Reed Elsevier Group plc and participating companies under its control. The share option schemes are the Reed Elsevier Group plc SAYE Share Option Scheme (the “Reed Elsevier Group plc SAYE Scheme”) and the Reed Elsevier Group plc Executive UK and Overseas Share Option Schemes (the “Reed Elsevier Group plc Executive Schemes and, together with the Reed Elsevier Group plc SAYE Scheme, the “Reed Elsevier Group plc Schemes”). The Reed Elsevier Group plc Schemes have been approved by shareholders of Reed Elsevier PLC and information concerning the terms and conditions of the Schemes is set out below.

During 1999 the directors introduced share option schemes (the “Reed Elsevier Group plc Executive Share Option Schemes (No. 2)”) under which options over only existing Reed Elsevier PLC ordinary shares and/or Reed Elsevier NV ordinary shares may be granted to employees. Apart from the fact that options over new issue shares may not be issued under these schemes, the terms and conditions of these schemes are identical to the Reed Elsevier Group plc Executive Schemes.

At February 18, 2003, the total number of Reed Elsevier PLC ordinary shares subject to outstanding options under the Reed Elsevier PLC Overseas Executive Scheme, the Reed Elsevier Group plc Schemes and the Reed Elsevier Group plc Executive Share Option Schemes (No. 2) amounted to 36,480,462 shares, and the options for such shares were exercisable at option prices ranging between 321.75p to 700p per share and were exercisable between the date hereof and 2012. At February 18, 2003, the total number of Reed Elsevier NV ordinary shares subject to outstanding options under the Reed Elsevier NV Share Option Arrangements, the Reed Elsevier Group plc Schemes and the Reed Elsevier Group plc Executive Share Option Schemes (No. 2) amounted to 23,338,406 shares, and the options for such shares were exercisable at option prices ranging between €10.45 to €17.07 per share between the date hereof and 2012.

At February 18, 2003, the total number of Reed Elsevier PLC ordinary shares and Reed Elsevier NV ordinary shares subject to outstanding options under the Reed Elsevier Group plc Senior Executive Long Term Incentive Scheme were 12,899,138 and 9,030,024, respectively. The option prices were between 436.5p to 700p and €10.73 to €15.66, respectively.

At February 18, 2003, the total number of Reed Elsevier PLC ordinary shares and Reed Elsevier NV ordinary shares subject to outstanding nil cost options were 555,502 and 333,290, respectively.

Reed Elsevier Group plc SAYE Share Option Scheme
The Reed Elsevier Group plc SAYE Scheme provides for the grant of options over Reed Elsevier PLC ordinary shares and/or Reed Elsevier NV ordinary shares to employees of Reed Elsevier Group plc and participating companies under its control. Only options over Reed Elsevier PLC ordinary shares have been granted under the Reed Elsevier Group plc SAYE Scheme to date. The price at which shares may be acquired under the Reed Elsevier Group plc SAYE Scheme may not be less than the higher of (i) 80% of the closing middle market price for the relevant share on The London Stock Exchange three days before invitations to apply for options are issued, and (ii) if new shares are to be subscribed, their nominal value.

On joining the Reed Elsevier Group plc SAYE Scheme, a save as you earn contract (a “Savings Contract”) must be entered into with an appropriate savings body, under which savings of between £5 and £250 per month may be made to such savings body for a period of three or five years. A bonus is payable under the Savings Contract at the end of the savings period. The amount of the monthly contributions may be reduced if applications exceed the number of Reed Elsevier PLC ordinary shares and/or Reed Elsevier NV ordinary shares available for the grant of options on that occasion.

The number of Reed Elsevier PLC ordinary shares and/or Reed Elsevier NV ordinary shares over which an option may be granted is limited to that number of shares which may be acquired at the exercise price out of the repayment proceeds (including any bonus) of the Savings Contract.

All UK employees of Reed Elsevier Group plc and participating companies under its control in employment on a predetermined date prior to the date of invitation are entitled to participate in the Reed Elsevier Group plc SAYE Scheme. In addition, the directors of Reed Elsevier Group plc may permit other employees of Reed Elsevier Group plc and participating companies under its control to participate.

Invitations to apply for options may normally only be issued within 42 days after the announcement of the combined results of Reed Elsevier for any period. No options may be granted more than 10 years after the approval of the scheme.

Options under the Reed Elsevier Group plc SAYE Scheme may normally only be exercised for a period of six months after the bonus date under the relevant Savings Contract. However, options may be exercised earlier than the normal exercise date in certain specified circumstances, including death, reaching age 60, or on ceasing employment on account of injury, disability, redundancy, reaching contractual retirement age, or the sale of the business or subsidiary for which the participant works, or provided the option has been held for at least three years, on ceasing employment for any other reason. Exercise is allowed in the event of an amalgamation, reconstruction or take-over of the company whose shares are under option; alternatively, such options may, with the agreement of an acquiring company or a company associated with it, be exchanged for options over shares in the acquiring company or that associated company. Options may also be exercised in the event of the voluntary winding-up of the company whose shares are under option. In the event that options are exercised before the bonus date, the participant may acquire only the number of shares that can be purchased with the accumulated savings up to the date of exercise, plus interest (if any).

Options under the Reed Elsevier Group plc SAYE Scheme are not transferable and may be exercised only by the persons to whom they are granted or their personal representatives.

In the event of any capitalisation or rights issue by Reed Elsevier PLC or Reed Elsevier NV, or of any consolidation, subdivision or reduction of their share capital, the number of shares subject to any relevant option and/or the exercise price may be adjusted with the approval of the UK Inland Revenue, subject to the independent auditors of Reed Elsevier Group plc confirming in writing that such adjustment is, in their opinion, fair and reasonable.

No more than 168 million new Reed Elsevier PLC ordinary shares, being approximately 15% of Reed Elsevier PLC’s current issued share capital, may be issued under the Reed Elsevier Group plc SAYE Scheme. No option may be granted under the scheme if it would cause the number of Reed Elsevier PLC ordinary shares issued or issuable in any 10 year period under the scheme and any other share option scheme adopted by Reed Elsevier PLC or Reed Elsevier Group plc to exceed in aggregate 10% of the issued share capital of Reed Elsevier PLC from time to time. The number of Reed Elsevier NV ordinary shares which may be issued or issuable under the Reed Elsevier Group plc SAYE scheme will be determined by the combined board of Reed Elsevier NV, but shall not exceed the percentage limits set out above in relation to Reed Elsevier PLC ordinary shares. Options may also be granted under the Reed Elsevier Group plc SAYE Scheme over existing Reed Elsevier PLC ordinary shares or Reed Elsevier NV ordinary shares.

Reed Elsevier Group plc Executive UK and Overseas Share Option Schemes
The Reed Elsevier Group plc Executive Schemes comprise (i) the Reed Elsevier Group plc Executive UK Share Option Scheme (the “Reed Elsevier Group plc UK Executive Scheme”), and (ii) the Reed Elsevier Group plc Executive Overseas Share Option Scheme (the “Reed Elsevier Group plc Overseas Executive Scheme”).

Reed Elsevier Group plc UK Executive Scheme: The Reed Elsevier Group plc UK Executive Scheme provides for the grant of options over Reed Elsevier PLC ordinary shares and/or Reed Elsevier NV ordinary shares to the UK Employees of Reed Elsevier Group plc and participating companies under its control. All directors and employees of Reed Elsevier Group plc and participating companies under its control who are contracted to work for at least 25 hours per week are eligible to be nominated for participation. The grant of options is administered by a committee of non-executive directors of Reed Elsevier Group plc. No payment is required for the grant of an option under the Reed Elsevier Group plc UK Executive Scheme.

Options granted under the Reed Elsevier Group plc UK Executive Scheme may be exercised within a period of 10 years and entitle the holder to acquire shares at a price which may not be less than the higher of (i) in the case of Reed Elsevier PLC ordinary shares, the closing middle market price for the relevant share on The London Stock Exchange at the date of grant, (ii) in the case of an Reed Elsevier NV ordinary share, the closing market price for the relevant share on Euronext, Amsterdam at the date of grant and (iii) if new shares are to be subscribed, their nominal value.

Employees may be granted options under the Reed Elsevier Group plc UK Executive Scheme to replace those which have been exercised. In granting such replacement options, the committee of non-executive directors must satisfy itself that the grant of such options is justified by the performance of Reed Elsevier in the previous two to three years.

Options may normally only be granted under the Reed Elsevier Group plc UK Executive Scheme within 42 days after the announcement of the combined results of Reed Elsevier for any period. No option may be granted under the Reed Elsevier Group plc UK Executive Scheme more than 10 years after the approval of the scheme.

Options granted under the Reed Elsevier Group plc UK Executive Scheme will normally be exercisable only after the expiry of three years from the date of their grant and by a person who remains a director or employee of Reed Elsevier Group plc and participating companies under its control. Options granted from 1999 onwards are subject to performance criteria. In order for an option to become exercisable, the compound growth in the average of the Reed Elsevier PLC and Reed Elsevier NV adjusted EPS (before amortisation of goodwill and intangible assets, exceptional items and UK tax credit equalisation) in the three years immediately preceding vesting, must exceed the compound growth in the average of the UK and Dutch retail price indices during the same period by a minimum of 6%. Early exercise of such options is permitted in substantially similar circumstances to those set out in relation to the Reed Elsevier Group plc SAYE Scheme. The committee of non-executive directors has discretion to permit the exercise of options by a participant in certain circumstances where it would not otherwise be permitted.

Options granted under the Reed Elsevier Group plc UK Executive Scheme are not transferable and may be exercised only by the persons to whom they are granted or their personal representatives.

In the event of any capitalisation or rights issue by Reed Elsevier PLC or Reed Elsevier NV, or of any consolidation, subdivision or reduction of their share capital, the number of shares subject to any relevant option and/or the exercise price may be adjusted with the approval of the UK Inland Revenue, subject to the independent auditors of Reed Elsevier Group plc confirming in writing that such adjustment is, in their opinion, fair and reasonable.

The limits described above on the number of Reed Elsevier PLC ordinary shares and Reed Elsevier NV ordinary shares which may be issued under the Reed Elsevier Group plc SAYE Scheme also apply to the Reed Elsevier Group plc UK and Overseas Executive Scheme. In addition, no option may be granted under the scheme if it would cause the number of Reed Elsevier PLC ordinary shares issued or issuable in any 10 year period under the scheme or any other executive share option scheme adopted by Reed Elsevier PLC or Reed Elsevier Group plc to exceed in aggregate 5% of the issued share capital of Reed Elsevier PLC from time to time.

Equivalent limits to those above apply to the number of Reed Elsevier NV ordinary shares which may be issued or issuable under the scheme.

Options may also be granted under the Reed Elsevier Group plc UK Executive Scheme over existing Reed Elsevier PLC ordinary shares or Reed Elsevier NV ordinary shares.

Reed Elsevier Group plc Overseas Executive Scheme: The Reed Elsevier Group plc Overseas Executive Scheme provides for options to be granted to non-UK employees of Reed Elsevier Group plc and participating companies under its control. The terms and conditions of the Reed Elsevier Group plc Overseas Executive Scheme are substantially similar to those of the Reed Elsevier Group plc UK Executive Scheme.

Reed Elsevier Group plc Senior Executive Long Term Incentive Scheme
Options over ordinary shares in Reed Elsevier PLC and Reed Elsevier NV were granted in 2000 under the Reed Elsevier Group plc Senior Executive Long Term Incentive Scheme (“LTIP”). Implementation of the LTIP was approved by shareholders of Reed Elsevier PLC and Reed Elsevier NV at their respective Annual General Meetings in April 2000.

The terms of the LTIP permitted a one off grant of options to be made to executive directors and a limited number of key executives during 2000. Grants were made to key executives responsible for reshaping the business, executing the strategy for growth announced in February 2000 and producing a sustainable improvement in shareholder value. All grants under the LTIP were approved by the Remuneration Committee, and the grant to any one individual ranged from 10 to a maximum value of 20 times salary.

Participants in the LTIP are required to build up a significant personal shareholding in Reed Elsevier PLC and/or Reed Elsevier NV. At executive director level, the requirement is that they should own shares equivalent to 1 1/2 times salary, to be acquired over a reasonable period.

An option under the LTIP may only be exercised during the period January 1, 2005 and December 31, 2005, and then only if the performance targets noted below have been satisfied. These targets were chosen at the inception of the LTIP in 2000 in order to provide an appropriate balance between operational focus and producing a sustainable improvement in shareholder value over a five year period.

The first performance condition requires the achievement of 20% per annum compound total shareholder return (“TSR”) over three years from a base point of 436.5p for a Reed Elsevier PLC share and €10.73 for a Reed Elsevier NV share, being the respective share prices on May 2, 2000. In the event that the required TSR is not achieved in the first test period of January 1, 2003 to December 31, 2003, the TSR test and performance period will be extended by 1 year and, in the event of TSR not being achieved during such extended period, the TSR test and performance period will be extended by a further six months to June 30, 2005. The TSR growth requirement over any such extended performance period will be correspondingly increased by 20% per annum. The second performance condition requires executive directors to achieve individual performance targets.

If the required TSR and individual performance targets are not achieved, the entire option will lapse.

Return to contents

ITEM 7: MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

REED ELSEVIER PLC
As of February 18, 2003, Reed Elsevier PLC is aware of the following disclosable interests in the issued Reed Elsevier PLC ordinary shares:

Identity of Person or Group(1)	Number of Reed Elsevier PLC ordinary shares owned	% of Class

T Rowe Price Associates, Inc	52,034,364	4.10
Prudential plc	44,799,836	3.53
Legal & General Investment Management Ltd	44,174,343	3.48
Oechsle International Advisors, LLC	42,907,149	3.38
Barclays PLC	39,600,622	3.12
FMR Corporation	38,112,708	3.00
Directors and Officers	249,875	—

(1)	Under UK Law, subject to certain limited exceptions, persons or groups owning or controlling 3% or more of the issued Reed Elsevier PLC ordinary shares are required to notify Reed Elsevier PLC of the level of their holdings.

As far as Reed Elsevier PLC is aware, except as disclosed herein, it is neither directly or indirectly owned nor controlled by one or more corporations or by any government.

At December 31, 2002, there were 29,349 ordinary shareholders with registered addresses in the United Kingdom, representing 99.73% of shares issued.

Reed Elsevier PLC is not aware of any arrangements the operation of which may at a subsequent date result in a change in control of Reed Elsevier PLC. The major shareholders of Reed Elsevier PLC do not have different voting rights to other ordinary shareholders.

REED ELSEVIER NV
As of February 18, 2003, Reed Elsevier NV is aware of the following disclosable interests in the issued Reed Elsevier NV ordinary shares, in addition to the 4,679,249 R-shares in Reed Elsevier NV held by a subsidiary of Reed Elsevier PLC and representing a 5.8% indirect equity interest in the total share capital of Reed Elsevier NV:

Identity of Person or Group(1)	Number of Reed Elsevier NV ordinary shares owned	% of Class

ING Group	48,674,962	6.2
Directors and Officers(2)	207,804	—

(1)	Under Dutch law, individuals or corporate bodies acquiring shares which result in such individual or corporate bodies holding more than 5% of the issued share capital of Reed Elsevier NV are required to notify Reed Elsevier NV thereof. Similarly notification requirements exist if a shareholder disposes of shares such that his interest reduces to below 5%.
(2)	No individual member of the supervisory board or the executive board of Reed Elsevier NV or executive officer of Reed Elsevier NV has notified Reed Elsevier NV that they hold more than 5% of the issued share capital of Reed Elsevier NV pursuant to the Dutch law described in the immediately preceding footnote.

As far as Reed Elsevier NV is aware, except as disclosed herein, it is neither directly nor indirectly owned or controlled by one or more corporations or by any government.

Reed Elsevier NV is not aware of any arrangements the operation of which may at a subsequent date result in a change in control of Reed Elsevier NV. The major shareholders of Reed Elsevier NV do not have different voting rights to other ordinary shareholders.

Return to contents

RELATED PARTY TRANSACTIONS

REED ELSEVIER PLC	None required to be reported.
REED ELSEVIER NV	None required to be reported.

Return to contents

ITEM 8: FINANCIAL INFORMATION

FINANCIAL STATEMENTS
See Item 18: Financial Statements.

LEGAL PROCEEDINGS
We are party to various legal proceedings, the ultimate resolutions of which are not expected to have a material adverse effect on our financial position or results of our operations other than as described below.

Reed Elsevier Inc. (“REI”) has been named as one of several defendants in an action captioned Electronic Database Copyright Infringement Litigation, M.D.L. Docket No. 1379, a federal multidistrict litigation which consolidates three lawsuits, filed against REI in August and September, 2000, alleging copyright infringement in federal district courts: The Authors Guild, Inc. v. The Dialog Corporation et al., Laney et ano. v. Dow Jones & Company, Inc., et al., and Posner et al. v. Gale Group Inc. These suits were brought by or on behalf of freelance authors who allege that the defendants have infringed plaintiffs’ copyright by making plaintiffs’ works available on databases operated by the defendants. The plaintiffs are seeking to be certified as class representatives of all similarly-situated freelance authors. The action was stayed pending disposition by The United States Supreme Court of New York Times Company et al. v. Tasini et al., No. 00-201, in which REI was a petitioner. On June 25, 2001, the Supreme Court ruled against the petitioners, including REI, in the Tasini case holding that the publisher of a print collective work did not have a statutory right to republish an article originally contributed to a print work in an electronic database without the author’s permission. No proceedings relating to the class certification motions, or other proceedings of substance, have yet occurred. REI has indemnity agreements from each of the content providers that supplied articles to the relevant databases. REI could be adversely affected in the event the plaintiffs are successful in their claims and full recovery were not available under the indemnities. Plaintiffs in each action seek actual damages, statutory damages and injunctive relief. The Laney plaintiff also seeks an accounting for profits received. REI believes it has strong substantive defences to these actions and will vigorously pursue them. It will also vigorously contest the motions for class certification. The parties, together with certain of the defendants’ content providers, are engaged in non-binding mediation.

McDonnell v. Reed Elsevier Inc. is a purported class action brought in Florida state court alleging that LexisNexis overcharged certain subscribers for computer assisted legal research services. The complaint was filed in July 2001 and a motion for class certification was filed in October 2001. In January 2002, the court ruled that the issue of class standing would be resolved first, discovery would be permitted only on that issue, and consideration of all other issues would be deferred. The issue of class standing remains pending and discovery has not yet commenced. In December 2002, the plaintiffs filed an amended complaint seeking to add additional class representatives and modifying the plaintiffs’ causes of action so that it now comprises claims of breach of contract and fraud and a request for an accounting. The plaintiffs have not specified the amount of their alleged damages. This matter remains in a very preliminary stage, but REI believes that it has strong substantive defences to this action and will vigorously pursue them.

Return to contents

ITEM 9: THE OFFER AND LISTING

TRADING MARKETS

REED ELSEVIER PLC
The Reed Elsevier PLC ordinary shares are listed on the London Stock Exchange and the New York Stock Exchange. The London Stock Exchange is the principal trading market for Reed Elsevier PLC ordinary shares. Trading on the New York Stock Exchange is in the form of American Depositary Shares (“ADSs”), evidenced by American Depositary Receipts (“ADRs”) issued by Citibank NA, as depositary. Each ADS represents four Reed Elsevier PLC ordinary shares.

The table below sets forth, for the periods indicated, the high and low closing middle market quotations for the Reed Elsevier PLC ordinary shares on the London Stock Exchange as derived from the Daily Official List of the London Stock Exchange and the high and low last reported sales prices in US dollars for the Reed Elsevier PLC American Depositary Shares on the New York Stock Exchange, as derived from the New York Stock Exchange Composite Tape, and reported by Datastream International Ltd:

	Pence per ordinary share		US dollars per ADS

Calendar Periods	High	Low	High	Low

1998	716	428	48.25	28.50
1999	630	344	39.63	22.75
2000	700	391	43.13	24.50
2001	700	493	42.63	28.25
2002	696	488	41.00	31.35

2001
First Quarter	700	590	42.63	34.00
Second Quarter	693	593	39.50	34.20
Third Quarter	652	493	38.43	28.25
Fourth Quarter	609	520	35.45	30.55

2002
First Quarter	682	562	39.75	32.40
Second Quarter	696	603	41.00	36.85
Third Quarter	638	494	39.73	31.78
Fourth Quarter	600	488	38.85	31.35

Month
February 2003 (through February 18, 2003)	490	435	32.61	28.80
January 2003	552	457	36.15	30.80
December 2002	565	523	35.98	33.86
November 2002	600	557	38.85	35.25
October 2002	570	488	36.30	31.35
September 2002	582	533	36.60	33.70
August 2002	618	509	38.59	32.29

REED ELSEVIER NV
The Reed Elsevier NV ordinary shares are quoted on Euronext Amsterdam N.V. and the New York Stock Exchange. Euronext Amsterdam N.V. is the principal trading market for Reed Elsevier NV ordinary shares. Trading on the New York Stock Exchange is in the form of American Depositary Shares (“ADSs”), evidenced by American Depositary Receipts (“ADRs”) issued by Citibank NA, as depositary. Each ADS represents two Reed Elsevier NV ordinary shares.

The table below sets forth, for the periods indicated, the high and low closing middle market quotations for the Reed Elsevier NV Ordinary Shares on Euronext Amsterdam N.V.as derived from the Officiële Prijscourant of Euronext Amsterdam N.V and the high and low last reported sales prices in US dollars for the Reed Elsevier NV American Depositary Shares on the New York Stock Exchange, as derived from the New York Stock Exchange Composite Tape, and reported by Datastream International Ltd. From January 4, 1999, all market quotations on the Amsterdam Stock Exchange have been presented in euro. Quotations prior to January 4, 1999, have, for the convenience of the reader, been translated into euro at the Official Conversion Rate of Dfl2.20371 per €1.00.

	€ per ordinary share		US dollars per ADS

Calendar Periods	High	Low	High	Low

1998	17.74	10.48	38.25	24.75
1999	15.25	8.95	33.63	18.63
2000	16.07	9.30	29.94	18.00
2001	15.66	10.92	29.44	20.15
2002	16.01	10.86	28.60	21.70

2001
First Quarter	15.66	13.45	29.44	23.56
Second Quarter	15.44	13.84	27.50	24.10
Third Quarter	15.14	10.92	26.48	20.15
Fourth Quarter	14.04	11.66	24.86	21.50

2002
First Quarter	15.42	12.91	27.40	23.05
Second Quarter	16.01	13.42	28.60	25.83
Third Quarter	14.04	10.86	27.80	22.21
Fourth Quarter	13.29	10.90	26.74	21.70

Month
February 2003 (through February 18, 2003)	10.52	9.24	22.65	20.12
January 2003	12.03	9.80	25.08	21.45
December 2002	12.46	11.38	25.12	23.33
November 2002	13.29	12.32	26.74	24.90
October 2002	12.87	10.90	25.20	21.70
September 2002	13.00	11.96	25.71	23.41
August 2002	13.69	11.57	26.97	22.71

Return to contents

ITEM 10: ADDITIONAL INFORMATION

MEMORANDUM AND ARTICLES OF ASSOCIATION

REED ELSEVIER PLC
A summary of Reed Elsevier PLC’s equity capital structure and related summary information concerning provisions of its memorandum and articles of association and applicable English law as at March 2001 is incorporated by reference from the 2000 Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 13, 2001. Since March 2001 a number of amendments have been made to the articles of association and these are summarised below. Being summaries, they do not contain all the information that may be important to you, and they are qualified in their entirety by reference to the UK Companies Act 1985 and the Reed Elsevier PLC memorandum and articles of association. For more complete information, you should read Reed Elsevier PLC’s articles of association. A copy of Reed Elsevier PLC’s articles of association has been filed as an exhibit to this Annual Report on Form 20-F — see “Item 19: Exhibits” on page F-78.

Changes to articles of association since March 2001
At the 2001 Annual General Meeting, Reed Elsevier PLC shareholders approved an increase in the company’s borrowing limit to the higher of (i) £8 billion and (ii) 2.5 times adjusted total capital and reserves.

At the 2002 Annual General Meeting, Reed Elsevier PLC shareholders approved the adoption of new articles of association incorporating amendments to reflect changes in legislation and current best practice. The principal changes to the previous articles of association are summarised below.

—	The company is now permitted to communicate with its shareholders electronically.
—	The provisions relating to the conversion of shares into stock have been deleted, since they have never been used and are now redundant.
—	Amendments have been made to reflect current best practice provisions in relation to the conduct and proceedings of general meetings. These include more detailed provisions on the mechanics for dealing with general meetings held in more than one place, for the interruption or adjournment of meetings and the ability to impose security measures.
—	Amendments have been made to reflect current best practice in relation to the requirement for a shareholder to provide information regarding beneficial ownership of shares held in the company, in compliance with section 212 of the UK Companies Act 1985 (“the Act”). These amendments provide clearer guidelines on compliance procedures under the Act in relation to the company’s powers where a shareholder is in default of a section 212 notice. Such powers include the ability to place restrictions on the allotment and transfer of shares and payment of dividends.
—	The article dealing with proceedings of the board has been updated to take account of electronic communication and to make provision for directors absent from the UK.
—	Amendments have been made as a consequence of the provisions of the UK Trustee Act 2000, and the removal of the requirement to pay a nominal cash dividend on scrip dividends.

REED ELSEVIER NV
A summary of Reed Elsevier NV’s equity capital structure and related summary information concerning provisions of its articles of association and applicable Dutch law as at March 2001 is incorporated by reference from the 2000 Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 13, 2001. Since March 2001 a number of amendments have been made to the articles of association and these are summarised below. Being summaries they do not contain all the information that may be important to you, and they are qualified in their entirety by reference to Dutch law and the articles of association of Reed Elsevier NV. For more complete information, you should read Reed Elsevier NV’s articles of association. A copy of Reed Elsevier NV’s articles of association has been filed as an exhibit to this Annual Report on Form 20-F — see “Item 19: Exhibits” on page F-78.

Changes to articles of association since March 2001
At the 2002 Annual General Meeting, Reed Elsevier NV shareholders approved amendments to the articles of association to reflect changes in legislation and current best practice, and the main changes are summarised below.

—	The articles of association now provide that the English language will be the official language for the company’s Annual and Interim Report and Accounts.
—	The requirement for a minimum and maximum number of executive and supervisory board members has been removed.
—	The company’s bearer shares have been de-materialised with the cancellation of the CF-certificates.

Return to contents

MATERIAL CONTRACTS

Reed Elsevier has not entered into any material contract within the last two years.

Return to contents

EXCHANGE CONTROLS

There are currently no UK or Dutch decrees or regulations restricting the import or export of capital or affecting the remittance of dividends or other payments to holders of, respectively, Reed Elsevier PLC ordinary shares who are non-residents of the UK and Reed Elsevier NV ordinary shares who are non-residents of the Netherlands.

There are no limitations relating only to non-residents of the UK under UK law or Reed Elsevier PLC’s Memorandum and Articles of Association or on the right to be a holder of, and to vote, Reed Elsevier PLC ordinary shares, or to non-residents of the Netherlands under Dutch law or Reed Elsevier NV’s Articles of Association on the right to be a holder of, and to vote, Reed Elsevier NV ordinary shares.

Return to contents

TAXATION

The following discussion is a summary under present law of the material UK income, Dutch income and US federal income tax considerations relevant to the purchase, ownership and disposition of Reed Elsevier PLC ordinary shares or ADSs and Reed Elsevier NV ordinary shares or ADSs. This discussion applies to you only if you are a US holder, you hold your ordinary shares or ADSs as capital assets and you use the US dollar as your functional currency. It does not address the tax treatment of US holders subject to special rules, such as banks, dealers, insurance companies, tax-exempt entities, holders of 10% or more of Reed Elsevier PLC or Reed Elsevier NV voting shares, persons holding ordinary shares or ADSs as part of a hedging, straddle, conversion or constructive sale transaction, persons that are resident or ordinarily resident in the UK (or who have ceased to be resident since March 17, 1998) and persons that are resident in the Netherlands. The summary also does not discuss the tax laws of particular states or localities in the US.

This summary does not consider your particular circumstances. It is not a substitute for tax advice. We urge you to consult your own tax advisors about the income tax consequences to you in light of your particular circumstances of purchasing, holding and disposing of ordinary shares or ADSs.

As used in this discussion, “US holder” means a beneficial owner of ordinary shares or ADSs that is (i) a US citizen or resident, (ii) a corporation, partnership or other business entity created or organised under the laws of the United States or any constituent jurisdiction, (iii) a trust subject to the control of a US person and the primary supervision of a US court or (iv) an estate the income of which is subject to US federal income taxation regardless of its source.

UK Taxation

Dividends
Under current UK taxation legislation, no tax is required to be withheld at source from dividends paid on the Reed Elsevier PLC ordinary shares or ADSs. See “US Federal Income Taxation — Dividends”.

Capital Gains
You will not be liable for UK taxation on capital gains realised on the disposal of your Reed Elsevier PLC ordinary shares or ADSs unless at the time of the disposal you carry on a trade, profession or vocation in the United Kingdom through a branch or agency and such ordinary shares or ADSs are or have been used, held or acquired for the purposes of such trade, profession, vocation, branch or agency. For companies, in relation to accounting periods commencing on or after January 1, 2003, a change in United Kingdom law is proposed under which references to “branch or agency” above should be read as references to “permanent establishment”.

UK Stamp Duty and Stamp Duty Reserve Tax
UK stamp duty reserve tax (“SDRT”) or UK stamp duty is payable upon the transfer or issue of Reed Elsevier PLC ordinary shares to the Depositary in exchange for Reed Elsevier PLC ADSs evidenced by ADRs. For this purpose, the current rate of stamp duty and SDRT is 1.5% applied, in each case, to the amount or value of the consideration or, in some circumstances, to the value of the ordinary shares.

Provided that the instrument of transfer is not executed in the UK and remains outside the UK, no UK stamp duty will be payable on the acquisition or subsequent transfer of Reed Elsevier PLC ADRs. Agreement to transfer Reed Elsevier PLC ADRs will not give rise to a liability to SDRT.

A transfer of Reed Elsevier PLC ordinary shares by the Depositary to an ADR holder where there is no transfer of beneficial ownership will give rise to UK stamp duty at the rate of £5 per transfer.

Purchases of Reed Elsevier PLC ordinary shares, as opposed to ADRs, will give rise to UK stamp duty or SDRT at the time of transfer or agreement to transfer, normally at the rate of 0.5% of the amount payable for the ordinary shares. SDRT and UK stamp duty are usually paid by the purchaser. If the ordinary shares are later transferred to the Depositary, additional UK stamp duty or SDRT will normally be payable as described above.

Dutch Taxation
Withholding tax
Dividends distributed to you by Reed Elsevier NV normally are subject to a withholding tax imposed by the Netherlands at a rate of 25%. Under the US-Netherlands income tax treaty, the rate of Dutch withholding tax on dividends distributed to you can be reduced from 25% to 15%. Dividends include, among other things, stock dividends unless the dividend is distributed out of recognised paid-in share premium for Dutch tax purposes.

You can claim the benefits of the reduced US-Netherlands income tax treaty withholding rate by submitting a Form IB 92 U.S.A. that includes an affidavit of a financial institution (typically the entity that holds the Reed Elsevier NV ordinary shares or ADSs for you as custodian). If Reed Elsevier NV receives the required documentation before the relevant dividend payment date, it may apply the reduced withholding rate at source. If you fail to satisfy these requirements, you can claim a refund of the excess amount withheld by filing Form IB 92 U.S.A. with the Dutch tax authorities within three years after the calendar year in which the withholding tax was levied and describing the circumstances that prevented you from claiming withholding tax relief at source.

Taxation of dividends and capital gains
You will not be subject to any Dutch taxes on dividends distributed by Reed Elsevier NV (other than the withholding tax described above) or any capital gain realised on the disposal of Reed Elsevier NV ordinary shares or ADSs provided that (i) the Reed Elsevier NV ordinary shares or ADSs are not attributable to an enterprise or an interest in an enterprise that you carry on, in whole or part through a permanent establishment or a permanent representative in the Netherlands, (ii) you do not have a substantial interest or a deemed substantial interest in Reed Elsevier NV (generally, 5% or more of either the total issued and outstanding capital or the issued and outstanding capital of any class of shares) or, if you have such an interest, it forms part of the assets of an enterprise, and (iii) if you are an individual, such dividend or capital gain from your Reed Elsevier NV ordinary shares or ADSs does not form benefits from miscellaneous activities (“resultaat uit overige werkzaamheden”) in the Netherlands.

US Federal Income Taxation
Holders of the ADSs generally will be treated for US federal income tax purposes as owners of the ordinary shares represented by the ADSs.

Dividends
Dividends on Reed Elsevier PLC ordinary shares or ADSs or Reed Elsevier NV ordinary shares or ADSs (including any Dutch tax withheld) will generally be included in your gross income as ordinary income from foreign sources. The dollar amount recognised on receiving a dividend in pounds sterling or euros will be based on the exchange rate in effect on the date the depositary receives the dividend, or in the case of ordinary shares on the date you receive the dividend, as the case may be, whether or not the payment is converted into US dollars at that time. Any gain or loss recognised on a subsequent conversion of pounds sterling or euros for a different amount will be US source ordinary income or loss. Dividends received will not be eligible for the dividends-received deduction available to corporations.

If you hold Reed Elsevier PLC ordinary shares or ADSs and you are eligible for benefits under the UK-US income tax treaty, you may be entitled to a foreign tax credit for UK withholding tax. The amount of the withholding tax equals the tax credit payment that you are entitled to receive from the UK Inland Revenue. At current rates, a dividend of £90 entitles you to a payment of £10 offset by a UK withholding tax of £10. Because the tax credit payment and the withholding tax offset each other, the UK Inland Revenue neither makes the payment nor collects the tax. The offsetting payments nevertheless have US tax significance. If you elect the benefits of the UK-US income tax treaty and you include the tax credit payment in your income, you can claim a foreign tax credit for the UK withholding tax (subject to otherwise applicable limitations on foreign tax credit claims). To make the election, you must file a completed US Internal Revenue Service (“IRS”) Form 8833 with your US federal income tax return for the relevant year. A US partnership is entitled to benefits under the UK-US income tax treaty only with respect to income allocated to partners who are so entitled.

The US and the UK signed a new income tax treaty on July 24, 2001, which has not yet come into force (it is expected that the new treaty will be ratified and come into force shortly). Under the new treaty, US holders of UK shares will lose their right to claim a tax credit from the Inland Revenue (subject to certain circumstances to the ability of such holders under the present treaty to elect for the existing rules to continue to apply for a 12-month transitional period from the date the new treaty comes into force). In the absence of any such right, no UK withholding tax will be treated as having been paid, and US shareholders will therefore no longer be able to claim US foreign tax credits for any such UK withholding tax.

If you hold Reed Elsevier NV ordinary shares or ADSs and are eligible to claim benefits under the US-Netherlands income tax treaty, you may claim a reduced rate of Dutch dividend withholding tax equal to 15%. Subject to generally applicable limitations, you can claim a deduction or a foreign tax credit only for Dutch tax withheld at the rate provided under the US- Netherlands income tax treaty.

Dispositions
You will recognise capital gain or loss on the sale or other disposition of ordinary shares or ADSs in an amount equal to the difference between your basis in the ordinary shares or ADSs and the amount realised. The gain or loss will be capital gain or loss. It will be long term capital gain or loss if you have held the ordinary shares or ADSs for more than one year at the time of sale or other disposition. Deductions for capital losses are subject to limitations.

If you receive pounds sterling or euros on the sale or other disposition of our ordinary shares or ADSs, you will realise an amount equal to the US dollar value of the pounds sterling or euros on the date of sale or other disposition (or in the case of cash basis and electing accrual basis taxpayers, the settlement date). You will have a tax basis in the pounds sterling or the euros you receive equal to the US dollar amount received. Any gain or loss realised by a US holder on a subsequent conversion of pounds sterling or euros into US dollars will be US source ordinary income or loss.

Information Reporting and Backup Withholding
Dividends from ordinary shares or ADSs and proceeds from the sale of the ordinary shares or ADSs may be reported to the IRS, and a backup withholding tax may apply to such amounts unless the shareholder (i) is a corporation, (ii) provides an accurate taxpayer identification number (in the case of a US holder) or a properly executed IRS Form W-8BEN (in the case of other shareholders) or (iii) otherwise establishes a basis for exemption. The amount of any backup withholding tax will be allowed as a credit against the holder’s US federal income tax liability.

Return to contents

DOCUMENTS ON DISPLAY

You may read and copy documents referred to in this annual report that have been filed with the SEC at the SEC’s public reference room located at 450 Fifth Street, NW, Washington, DC, 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms and their copy charges.

Return to contents

ITEM 11: QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Reed Elsevier’s primary market risk exposures are to interest rate fluctuations and to exchange rate movements. Net interest expense is exposed to interest rate fluctuations on borrowings, cash and short term investments. Upward fluctuations in interest rates increase the interest cost of floating rate borrowings whereas downward fluctuations in interest rates decrease the interest return on floating rate cash deposits and short term investments. Fixed rate borrowings are protected against upward fluctuations in interest rates but do not benefit from downward fluctuations. In addition, Reed Elsevier companies engage in foreign currency denominated transactions and are subject to exchange rate risk on such transactions.

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

Reed Elsevier enters into interest rate swaps to hedge the effects of fluctuating interest rates on borrowings, cash and short term investments. Interest rate swaps limit the risks of fluctuating interest rates by allowing Reed Elsevier to fix the interest rate on a notional principal amount equal to the principal amount of the underlying floating rate cash, short term investments or borrowings being hedged. Since Reed Elsevier has significant borrowings in US dollars, the substantial majority of the interest rate swaps on which fixed interest is paid are denominated in US dollars. Reed Elsevier’s policy is to fix the interest rates on its cash, short term investments and borrowings when the combination of Reed Elsevier’s funding profile and interest exposures make such transactions appropriate.

Forward swaps and forward rate agreements are entered into to hedge interest rate exposures known to arise at a future date. These exposures may include new borrowings or cash deposits and short term investments to be entered into at a future date or future rollovers of existing borrowings or cash deposits and short term investments. Interest exposure arises on future new and rollover borrowings, cash deposits and short term investments because interest rates can fluctuate between the time a decision is made to enter into such transactions and the time those transactions are actually entered into. The business purpose of forward swaps and forward rate agreements is to fix the interest cost on future borrowings or interest return on cash investments at the time it is known such a transaction will be entered into. The fixed interest rate, the floating rate index (if applicable) and the time period covered by forward swaps and forward rate agreements are known at the time the agreements are entered into. The use of forward swaps and forward rate agreements is limited to hedging activities; consequently no trading position results from their use. The impact of forward swaps and forward rate agreements is the same as interest rate swaps. Similarly, Reed Elsevier utilises forward foreign exchange contracts to hedge the effects of exchange rate movements on its foreign currency turnover and operating costs.

Interest rate options protect against fluctuating interest rates by enabling Reed Elsevier to fix the interest rate on a notional principal amount of borrowings or cash deposits and short term investments (in a similar manner to interest rate swaps and forward rate agreements) whilst at the same time allowing Reed Elsevier to improve the fixed rate if the market moves in a certain way. Reed Elsevier uses interest rate options from time to time when it expects interest rates to move in its favour but it is deemed imprudent to leave the interest rate risk completely unhedged. In such cases, Reed Elsevier may use an option to lock in at certain rates whilst at the same time maintaining some freedom to benefit if rates move as it expects.

Financial instruments are utilised to hedge (or reduce) the risks of interest rate or exchange rate movements and are not entered into unless such risks exist. Financial instruments utilised, while appropriate for hedging a particular kind of risk, are not considered specialised or high-risk and are generally available from numerous sources.

The following analysis sets out the sensitivity of the fair value of Reed Elsevier’s financial instruments to selected changes in interest rates and exchange rates. The range of changes represents Reed Elsevier’s view of the changes that are reasonably possible over a one year period. Fair values represent the present value of forecast future cash flows at the assumed market rates.

The market values of instruments with interest rate and foreign currency risks are calculated by discounting future cash flows to net present values. The interest rates, volatility, spot and forward exchange rates used in the calculation are market rates obtained on the valuation date. Calculated market values are compared to counterparty valuations for reasonableness.

Reed Elsevier’s use of financial instruments and its accounting policies for financial instruments are described more fully in note 2 and note 24 to the combined financial statements.

(a) Interest Rate Risk
The following sensitivity analysis assumes an immediate 100 basis point change in interest rates for all currencies and maturities from their levels at December 31, 2002 and December 31, 2001, with all other variables held constant.

Financial Instrument	Fair Value December 31, 2002	Fair Value Change		Fair Value December 31, 2001	Fair Value Change

		+100 basis points	–100 basis points		+100 basis points	–100 basis points

	(in millions)			(in millions)

Long term debt (including current portion)	£(2,139)	£81	£(93)	£(2,219)	£87	£(99)
Short term debt	(1,278)	1	(1)	(1,440)	2	(1)
Interest rate swaps	(73)	22	(25)	(43)	24	(26)
Interest rate options	(65)	14	(14)	(47)	18	(19)
Forward rate agreements	(1)	1	(1)	—	1	(1)

A 100 basis point change in interest rates would not result in a material change to the fair value of other financial instruments such as foreign exchange forwards, cash, investments or other financial assets and liabilities.

At December 31, 2002, the substantial majority of borrowings are either fixed rate or have been fixed through the use of interest rate swaps, forward rate agreements and options. A 100 basis point reduction in interest rates would result in a decrease in net interest expense of £3 million (2001: £4 million), based on the composition of financial instruments including cash, short term investments, bank loans and commercial paper borrowings at December 31, 2002. A 100 basis points rise in interest rates would increase net interest expense by £3 million (2001: £4 million).

(b) Foreign Currency Exchange Rate Risks
The following sensitivity analysis assumes an immediate 10% change in all foreign currency exchange rates against sterling from their levels at December 31, 2002 and December 31, 2001, with all other variables held constant. A +10% change indicates a strengthening of the currency against sterling and a –10% change indicates a weakening of the currency against sterling.

Financial Instrument	Fair Value December 31, 2002	Fair Value Change		Fair Value December 31, 2001	Fair Value Change

		+10%	–10%		+10%	–10%

	(in millions)			(in millions)

Long term debt (including current portion)	£(2,139)	£(236)	£193	£(2,219)	£(245)	£200
Short term debt	(1,278)	(141)	117	(1,440)	(159)	132
Cash and short term investments	569	33	(26)	434	34	(27)
Interest rate swaps	(73)	(8)	7	(43)	(5)	4
Interest rate options	(65)	(7)	6	(48)	(5)	4
Forward foreign currency contracts	8	(13)	12	(2)	(23)	19
Other financial assets	98	8	(7)	181	17	(14)
Other financial liabilities	(89)	(10)	8	(184)	(20)	17

A 10% change in foreign currency exchange rates would not result in a material change to the fair value of other financial instruments such as forward rate agreements.

Return to contents

PART II

ITEM 15: CERTAIN DISCLOSURES

CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures
Management, including the Chief Executive Officer and Chief Financial Officer of Reed Elsevier PLC and Reed Elsevier NV, have reviewed and evaluated the effectiveness of our disclosure controls and procedures as of a date within 90 days before the filing date of this annual report. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer of Reed Elsevier PLC and Reed Elsevier NV have concluded that our disclosure controls and procedures are effective, timely providing them with all material information required to be disclosed in this annual report.

Internal Controls
Management, including the Chief Executive Officer and Chief Financial Officer of Reed Elsevier PLC and Reed Elsevier NV, have reviewed whether or not there have been significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of their most recent evaluation. Based on that review, the Chief Executive Officer and Chief Financial Officer of Reed Elsevier PLC and Reed Elsevier NV have concluded that there have been no such significant changes.

An outline of the internal control structure is set out below.

Parent companies
The boards of Reed Elsevier PLC and Reed Elsevier NV exercise independent supervisory roles over the activities and systems of internal control of Reed Elsevier Group plc and Elsevier Reed Finance BV. They approve the strategies and annual budgets of each company, and receive regular reports on their operations, including their treasury and risk management activities. The boards of Reed Elsevier PLC and Reed Elsevier NV have each adopted a schedule of matters which are required to be brought to them for decision. Major transactions proposed by the boards of Reed Elsevier Group plc or Elsevier Reed Finance BV require the approval of the boards of both Reed Elsevier PLC and Reed Elsevier NV.

The Reed Elsevier PLC and Reed Elsevier NV Audit Committees meet on a regular basis to review the systems of internal control of Reed Elsevier Group plc and Elsevier Reed Finance BV.

Operating companies
The board of Reed Elsevier Group plc is responsible for the system of internal control of the Reed Elsevier publishing and information businesses, while the boards of Elsevier Reed Finance BV are responsible for the system of internal control in respect of the finance group activities. The boards of Reed Elsevier Group plc and Elsevier Reed Finance BV are also responsible for reviewing the effectiveness of their system of internal control. The objective of these systems is to manage, rather than eliminate, the risk of failure to achieve business objectives. Accordingly, they can only provide reasonable, but not absolute, assurance against material misstatement or loss.

The boards of Reed Elsevier Group plc and Elsevier Reed Finance BV have implemented an ongoing process for identifying, evaluating and managing the significant risks faced by their respective businesses. This process has been in place throughout the year ended December 31, 2002, and up to the date of the approvals of this annual report.

Reed Elsevier Group plc
Reed Elsevier Group plc has an established framework of procedures and internal controls, which is set out in a group Policies and Procedures Manual, and with which the management of each business is required to comply. Group businesses are required to maintain systems of internal control, which are appropriate to the nature and scale of their activities and address all significant operational and financial risks that they face. The board of Reed Elsevier Group plc has adopted a schedule of matters that are required to be brought to it for decision.

Each business group has identified and evaluated its major risks, the controls in place to manage those risks and the level of residual risk accepted. Risk management and control procedures are embedded into the operations of the business and include the monitoring of progress in areas for improvement that come to management and board attention. The major risks identified include business continuity, protection of IT systems and data, challenges to intellectual property rights, management of strategic and operational change, evaluation and integration of acquisitions, and recruitment and retention of personnel.

The major strategic risks facing the Reed Elsevier Group plc businesses are considered by the Strategy Committee. Litigation and other legal and regulatory matters are managed by legal directors in Europe and the United States.

The Reed Elsevier Group plc Audit Committee receives regular reports on the management of material risks and reviews these reports with executive management. The Audit Committee also receives regular reports from both internal and external auditors on internal control matters. In addition, each Business Group is required, at the end of the financial year, to review the effectiveness of its internal controls and report its findings on a detailed basis to the management of Reed Elsevier Group plc. These reports are summarised and, as part of the annual review of effectiveness, submitted to the Audit Committee of Reed Elsevier Group plc. The Chairman of the Audit Committee reports to the board on any significant internal control matters arising.

Elsevier Reed Finance BV
Elsevier Reed Finance BV has established policy guidelines, which are applied for all Elsevier Reed Finance BV companies. The boards of Elsevier Reed Finance BV have adopted schedules of matters that are required to be brought to them for decision. Procedures are in place for monitoring the activities of the finance group, including a comprehensive treasury reporting system. The major risks affecting the finance group have been identified and evaluated and are subject to regular review. The controls in place to manage these risks and the level of residual risk accepted are monitored by the boards. The internal control system of Elsevier Reed Finance BV is reviewed each year by its external auditors.

Return to contents

PART III

ITEM 17: FINANCIAL STATEMENTS

The Registrants have responded to Item 18 in lieu of responding to this Item.

Return to contents

ITEM 18: FINANCIAL STATEMENTS

Financial Statements filed as part of this annual report
The following financial statements and related schedules, together with reports of independent auditors thereon, are filed as part of this annual report:

F – 1

Return to contents

REED ELSEVIER
COMBINED FINANCIAL STATEMENTS

F – 2

Return to contents

REPORT OF INDEPENDENT AUDITORS

To the board of directors and shareholders of Reed Elsevier PLC and to the members of the supervisory and executive boards and the shareholders of Reed Elsevier NV.

We have audited the accompanying combined balance sheets of Reed Elsevier PLC, Reed Elsevier NV, Reed Elsevier Group plc, Elsevier Reed Finance BV and their respective subsidiaries, associates and joint ventures (together “the combined businesses”) as at December 31, 2002 and 2001, and the related combined profit and loss accounts and statements of total recognised gains and losses, shareholders’ funds reconciliations and cash flows for the three years ended December 31, 2002. Our audits also included the financial statement schedule as at December 31, 2002, 2001 and 2000 listed in the Index. These combined financial statements and the related financial statement schedule are the responsibility of the management of Reed Elsevier PLC and Reed Elsevier NV. Our responsibility is to express an opinion on these combined financial statements and the related financial statement schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such combined financial statements present fairly, in all material respects, the financial position of the combined businesses as at December 31, 2002 and 2001, and the results of their operations and their cash flows for the three years ended December 31, 2002, in conformity with accounting principles generally accepted in the United Kingdom and the Netherlands. Also, in our opinion, such financial statement schedule, when considered in relation to the related combined financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

Accounting principles generally accepted in the United Kingdom and the Netherlands vary in significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of net income for each of the three years ended December 31, 2002, and the determination of shareholders’ funds at December 31, 2002 and 2001, to the extent summarised in note 29 to the combined financial statements.

DELOITTE & TOUCHE Chartered Accountants & Registered Auditors London, England February 19, 2003	DELOITTE & TOUCHE Accountants Amsterdam, The Netherlands February 19, 2003
F – 3 Return to contents REED ELSEVIER COMBINED PROFIT AND LOSS ACCOUNT FOR THE YEAR ENDED DECEMBER 31, 2002
		2002	2001	2000
	Note	£m	£m	£m

Turnover
Including share of turnover of joint ventures		5,094	4,627	3,836
Less: share of turnover of joint ventures		(74)	(67)	(68)

	3	5,020	4,560	3,768
Continuing operations before acquisitions		5,001	4,560	3,768
Acquisitions		19	—	—
Cost of sales	4	(1,794)	(1,611)	(1,332)

Gross profit		3,226	2,949	2,436
Operating expenses	4	(2,736)	(2,570)	(2,239)
Before amortisation and exceptional items		(2,113)	(1,974)	(1,659)
Amortisation of goodwill and intangible assets		(524)	(498)	(465)
Exceptional items	8	(99)	(98)	(115)

Operating profit (before joint ventures)		490	379	197
Continuing operations before acquisitions		504	379	197
Acquisitions		(14)	—	—
Share of operating profit of joint ventures		17	12	13

Operating profit including joint ventures	3, 7	507	391	210
Non operating exceptional items
Net (loss)/profit on disposal of businesses and fixed asset investments	8	(12)	26	85

Profit on ordinary activities before interest		495	417	295
Net interest expense	9	(206)	(142)	(103)

Profit on ordinary activities before taxation		289	275	192
Tax on profit on ordinary activities	10	(107)	(148)	(159)

Profit on ordinary activities after taxation		182	127	33
Minority interests		(1)	(1)	—

Profit attributable to parent companies’ shareholders	28	181	126	33
Equity dividends paid and proposed	11	(282)	(269)	(245)

Retained loss taken to combined reserves		(101)	(143)	(212)

		2002	2001	2000
	Note	£m	£m	£m

Adjusted Figures
Adjusted operating profit	3, 12	1,133	990	793
Adjusted profit before tax	12	927	848	690
Adjusted profit attributable to parent companies’ shareholders	12	682	624	511

Adjusted figures, which exclude the amortisation of goodwill and intangible assets, exceptional items and related tax effects, are presented as additional performance measures and are reconciled to the reported figures in note 12 to the combined financial statements.

The accompanying notes on pages F-8 to F-42 are an integral part of these combined financial statements

F – 4

Return to contents

REED ELSEVIER
COMBINED CASH FLOW STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2002

	Note	2002 £m	2001 £m	2000 £m

Net cash inflow from operating activities before exceptional items	13	1,154	1,163	907
Payments relating to exceptional items charged to operating profit	8	(119)	(97)	(94)

Net cash inflow from operating activities		1,035	1,066	813

Dividends received from joint ventures	17	13	12	6

Interest and similar income received		25	113	20
Interest and similar charges paid		(230)	(227)	(124)

Returns on investments and servicing of finance		(205)	(114)	(104)

Taxation before exceptional items		(154)	(178)	(141)
Exceptional items		20	141	31

Taxation		(134)	(37)	(110)

Purchase of tangible fixed assets		(163)	(175)	(141)
Purchase of fixed asset investments		(9)	(59)	(53)
Proceeds from sale of tangible fixed assets		6	6	3
Exceptional proceeds from disposal of fixed asset investments	8	118	—	—

Capital expenditure and financial investment		(48)	(228)	(191)

Acquisitions	13	(184)	(2,236)	(861)
Exceptional net (costs)/proceeds from disposal of businesses	8	(12)	96	153

Acquisitions and disposals		(196)	(2,140)	(708)

Equity dividends paid to shareholders of the parent companies		(273)	(255)	(196)

Cash inflow/(outflow) before changes in short term investments and financing		192	(1,696)	(490)

(Increase)/decrease in short term investments	13	(55)	1,169	(1,137)
Financing	13	(65)	537	1,634

Increase in cash	13	72	10	7

Short term investments include deposits of under one year if the maturity or notice period exceeds 24 hours, commercial paper investments and interest bearing securities that can be realised without significant loss at short notice.
		2002	2001	2000
	Note	£m	£m	£m

Adjusted figures
Adjusted operating cash flow	12	1,010	1,006	775
Adjusted operating cash flow conversion		89%	102%	98%

Reed Elsevier businesses focus on adjusted operating cash flow as a key cash flow measure. Adjusted operating cash flow is measured after dividends from joint ventures, tangible fixed asset spend and proceeds from the sale of tangible fixed assets but before exceptional payments and proceeds, and is reconciled to the reported figures in note 12 to the combined financial statements. Adjusted operating cash flow conversion expresses adjusted operating cash flow as a percentage of adjusted operating profit.

The accompanying notes on pages F-8 to F-42 are an integral part of these combined financial statements

F – 5

Return to contents

REED ELSEVIER
COMBINED BALANCE SHEET
AS AT DECEMBER 31, 2002

	Note	2002 £m	2001 £m

Fixed assets
Goodwill and intangible assets	15	5,814	6,723
Tangible fixed assets	16	484	489
Investments	17	140	241
Investments in joint ventures:

Share of gross assets		132	121
Share of gross liabilities		(70)	(55)

Share of net assets		62	66
Other investments		78	175

		6,438	7,453

Current assets
Inventories and pre-publication costs	18	500	488
Debtors – amounts falling due within one year	19	923	999
Debtors – amounts falling due after more than one year	20	321	463
Cash and short term investments	21	570	435

		2,314	2,385
Creditors: amounts falling due within one year	22	(3,629)	(4,134)

Net current liabilities		(1,315)	(1,749)

Total assets less current liabilities		5,123	5,704
Creditors: amounts falling due after more than one year	23	(2,270)	(2,502)
Provisions for liabilities and charges	26	(187)	(280)
Minority interests		(7)	(5)

Net assets		2,659	2,917

Capital and reserves
Combined share capitals		187	184
Combined share premium accounts		1,708	1,629
Combined reserves		764	1,104

Combined shareholders’ funds	28	2,659	2,917

The accompanying notes on pages F-8 to F-42 are an integral part of these combined financial statements F – 6

Return to contents REED ELSEVIER COMBINED STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES FOR THE YEAR ENDED DECEMBER 31, 2002
	2002	2001	2000
	£m	£m	£m

Profit attributable to parent companies’ shareholders	181	126	33
Exchange translation differences	(187)	(3)	113

Total recognised gains and losses for the year	(6)	123	146

Return to contents COMBINED SHAREHOLDERS’ FUNDS RECONCILIATION FOR THE YEAR ENDED DECEMBER 31, 2002
	2002 £m	2001 £m	2000 £m

Profit attributable to parent companies’ shareholders	181	126	33
Equity dividends paid and proposed	(282)	(269)	(245)
Issue of ordinary shares, net of expenses	30	22	1,285
Exchange translation differences	(187)	(3)	113

Net (decrease)/increase in combined shareholders’ funds	(258)	(124)	1,186
Combined shareholders’ funds at January 1,	2,917	3,041	1,855

Combined shareholders’ funds at December 31,	2,659	2,917	3,041

The accompanying notes on pages F-8 to F-42 are an integral part of these combined financial statements

F – 7

Return to contents

REED ELSEVIER
NOTES TO THE COMBINED FINANCIAL STATEMENTS

1. Basis of preparation
The equalisation agreement between Reed Elsevier PLC and Reed Elsevier NV has the effect that their shareholders can be regarded as having the interests of a single economic group. The Reed Elsevier combined financial statements (“the combined financial statements”) represent the combined interests of both sets of shareholders and encompass the businesses of Reed Elsevier Group plc and Elsevier Reed Finance BV and their respective subsidiaries, associates and joint ventures, together with the parent companies, Reed Elsevier PLC and Reed Elsevier NV (“the combined businesses”).

These financial statements are presented under the historical cost convention and in accordance with applicable UK and Dutch Generally Accepted Accounting Principles (“GAAP”). These principles differ in certain significant respects from accounting principles generally accepted in the United States of America (“US GAAP”); see note 29.

In addition to the figures required to be reported by applicable accounting standards, adjusted profit and operating cash flow figures have been presented as additional performance measures. Adjusted profit is shown before the amortisation of goodwill and intangible assets, exceptional items and related tax effects. Adjusted operating cash flow is measured after dividends from joint ventures, tangible fixed asset spend and proceeds from the sale of tangible fixed assets, but before exceptional payments and proceeds. US GAAP does not permit the presentation of alternative earnings measures.

2. Accounting policies
The significant accounting policies adopted are as follows:

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

Sales are recognised for the various revenue sources as follows: subscriptions — over the period of the subscription; circulation — on despatch; advertising — on publication or period of online display; exhibitions — on exhibition date; educational testing contracts — on performance against delivery milestones.

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

F – 8

2. Accounting policies – (continued)
Acquired goodwill and intangible assets are capitalised and amortised systematically over their estimated useful lives up to a maximum of 40 years, subject to annual impairment review. For the majority of acquired goodwill and intangible assets, the maximum estimated useful life is 20 years, which is the rebuttable presumption under UK and Dutch GAAP. In view of the longevity of the goodwill and intangible assets relating to the Harcourt publishing business acquired in July 2001, and of certain previously acquired goodwill and intangible assets within science and medical publishing, similar in nature to the Harcourt assets, this presumption has been rebutted in respect of these assets and a maximum estimated useful life of 40 years determined. The longevity of these assets is evidenced by their long established and well regarded brands and imprints, and their characteristically stable market positions.

Intangible assets comprise publishing rights and titles, databases, exhibition rights and other intangible assets, which are stated at fair value on acquisition and are not subsequently revalued.

Tangible fixed assets
Tangible fixed assets are stated in the balance sheet at cost less accumulated depreciation. No depreciation is provided on freehold land.

Freehold buildings and long leases are depreciated over their estimated useful lives up to a maximum of 50 years. Short leases are written off over the duration of the lease. Plant, equipment and computer systems are depreciated on a straight line basis at rates from 5%–33%.

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

F – 9

3. Segment analysis Analysis by business segment
	2002 £m	2001 £m	2000 £m

Turnover
Science & Medical	1,295	1,024	693
Legal	1,349	1,330	1,201
Education	993	579	202
Business	1,383	1,627	1,672

Total	5,020	4,560	3,768

Operating profit
Science & Medical	294	210	140
Legal	61	59	(8)
Education	102	95	19
Business	50	27	59

Total	507	391	210

Adjusted operating profit
Science & Medical	429	344	252
Legal	287	267	237
Education	183	132	40
Business	234	247	264

Total	1,133	990	793

Depreciation
Science & Medical	27	23	17
Legal	62	62	60
Education	13	7	3
Business	34	40	38

Total	136	132	118

Amortisation
Science & Medical	101	106	98
Legal	197	191	168
Education	71	35	14
Business	158	169	188

Total (including share of joint ventures)	527	501	468

Total assets
Science & Medical	2,054	2,276	769
Legal	2,553	2,891	2,888
Education	1,969	2,268	197
Business	1,445	1,724	1,980

Total	8,021	9,159	5,834

The analysis of total assets excludes corporate assets of £731m (2001: £679m; 2000: £1,636m). Corporate assets are principally cash balances and short term investments of which the principal amounts are £19m in North America, £234m in the United Kingdom, and £158m in the Netherlands, and deferred taxation assets of £161m (2001: £244m; 2000: £42m).

Adjusted operating profit is presented as an additional performance measure and is shown after share of operating profit of joint ventures and before amortisation of goodwill and intangible assets and exceptional items; see notes 1 and 12.

Turnover is analysed before the £74m (2001: £67m; 2000: £68m) share of joint ventures’ turnover, of which £17m (2001: £17m; 2000: £21m) relates to the Legal segment, principally to Giuffrè, and £57m (2001: £50m; 2000: £47m) relates to the Business segment, principally to exhibition joint ventures.

Share of operating profit in joint ventures of £17m (2001: £12m; 2000: £13m) comprises £5m (2001: £3m; 2000: £4m) relating to the Legal segment and £12m (2001: £9m; 2000: £9m) relating to the Business segment.

F – 10

3. Segment analysis – (continued)
	2002 £m	2001 £m	2000 £m

Capital expenditure
Science & Medical	36	35	26
Legal	84	89	72
Education	20	14	3
Business	39	40	43

Total	179	178	144

Capital employed
Science & Medical	1,372	1,506	286
Legal	2,197	2,512	2,443
Education	1,756	1,921	144
Business	839	1,075	1,205

Total	6,164	7,014	4,078

Reconciliation of capital employed to combined shareholders’ funds
Capital employed	6,164	7,014	4,078
Taxation	(528)	(634)	(427)
Dividends and net interest	(238)	(229)	(170)
Net borrowings	(2,732)	(3,229)	(433)
Minority interests	(7)	(5)	(7)

Combined shareholders’ funds	2,659	2,917	3,041

F – 11

3. Segment analysis – (continued) Analysis by geographical origin
	2002 £m	2001 £m	2000 £m

Turnover
North America	3,158	2,695	2,098
United Kingdom	782	795	734
The Netherlands	419	416	399
Rest of Europe	456	445	356
Rest of world	205	209	181

Total	5,020	4,560	3,768

Operating profit
North America	142	47	(89)
United Kingdom	129	154	109
The Netherlands	153	129	127
Rest of Europe	55	51	57
Rest of world	28	10	6

Total	507	391	210

Adjusted operating profit
North America	616	482	335
United Kingdom	190	207	191
The Netherlands	169	163	136
Rest of Europe	119	108	102
Rest of world	39	30	29

Total	1,133	990	793

Total assets
North America	6,350	7,552	4,071
United Kingdom	1,092	1,016	1,520
The Netherlands	351	327	927
Rest of Europe	839	818	820
Rest of world	120	125	132

Total	8,752	9,838	7,470

Capital employed
North America	5,190	6,021	3,128
United Kingdom	500	553	476
The Netherlands	(22)	(53)	(62)
Rest of Europe	475	460	506
Rest of world	21	33	30

Total	6,164	7,014	4,078

Analysis by geographical market
Turnover
North America	3,209	2,765	2,152
United Kingdom	551	557	521
The Netherlands	209	224	234
Rest of Europe	638	587	478
Rest of world	413	427	383

Total	5,020	4,560	3,768

F – 12

4. Cost of sales and operating expenses
	2002

	Before amortisation and exceptional items	Amortisation of goodwill and intangible assets	Exceptional items	Total
	£m	£m	£m	£m

Cost of sales
Continuing operations	1,786	—	—	1,786
Acquisitions	8	—	—	8

Total	1,794	—	—	1,794

Distribution and selling costs
Continuing operations	1,115	—	—	1,115
Acquisitions	2	—	—	2

	1,117	—	—	1,117

Administrative expenses
Continuing operations	992	507	97	1,596
Acquisitions	4	17	2	23

	996	524	99	1,619

Operating expenses
Continuing operations	2,107	507	97	2,711
Acquisitions	6	17	2	25

Total	2,113	524	99	2,736

	2001

	Before amortisation and exceptional items	Amortisation of goodwill and intangible assets	Exceptional items	Total
	£m	£m	£m	£m

Cost of sales
Continuing operations	1,611	—	—	1,611
Acquisitions	—	—	—	—

Total	1,611	—	—	1,611

Distribution and selling costs
Continuing operations	1,028	—	—	1,028
Acquisitions	—	—	—	—

	1,028	—	—	1,028

Administrative expenses
Continuing operations	946	498	98	1,542
Acquisitions	—	—	—	—

	946	498	98	1,542

Operating expenses
Continuing operations	1,974	498	98	2,570
Acquisitions	—	—	—	—

Total	1,974	498	98	2,570

F – 13

4. Cost of sales and operating expenses – (continued)
	2000

	Before amortisation and exceptional items	Amortisation of goodwill and intangible assets	Exceptional items	Total
	£m	£m	£m	£m

Cost of sales
Continuing operations	1,332	—	—	1,332
Acquisitions	—	—	—	—

Total	1,332	—	—	1,332

Distribution and selling costs
Continuing operations	884	—	—	884
Acquisitions	—	—	—	—

	884	—	—	884

Administrative expenses
Continuing operations	775	465	115	1,355
Acquisitions	—	—	—	—

	775	465	115	1,355

Operating expenses
Continuing operations	1,659	465	115	2,239
Acquisitions	—	—	—	—

Total	1,659	465	115	2,239

5. Personnel
Number of people employed	At December 31,		Average during the year

	2002	2001	2002	2001	2000

Business segment
Science & Medical	6,400	6,200	6,400	5,200	3,700
Legal	13,300	13,300	13,300	12,700	11,200
Education	5,600	5,600	5,800	3,400	1,500
Business	10,800	11,900	11,300	13,300	12,500

Total	36,100	37,000	36,800	34,600	28,900

Geographical location
North America	20,700	21,400	21,300	18,900	14,800
United Kingdom	6,000	6,200	6,100	6,100	5,700
The Netherlands	2,800	2,900	2,800	3,000	3,000
Rest of Europe	3,800	3,800	3,800	3,700	3,000
Rest of world	2,800	2,700	2,800	2,900	2,400

Total	36,100	37,000	36,800	34,600	28,900

F – 14

6. Pension schemes

A number of pension schemes are operated around the world. The major schemes are of the defined benefit type with assets held in separate trustee administered funds. The two largest schemes, which cover the majority of employees, are in the UK and US. The main UK scheme was subject to a valuation by Watson Wyatt Partners as at April 5, 2000. The scheme is valued formally every three years, the next valuation being as at April 5, 2003. The main US scheme is valued annually and was subject to a valuation by Towers Perrin as at January 1, 2002.

The principal valuation assumptions for the main UK scheme were:

Actuarial method	Projected unit method
Annual rate of return on investments	6.6%
Annual increase in total pensionable remuneration	5.0%
Annual increase in present and future pensions in payment	3.0%

The principal valuation assumptions used for the US scheme were a rate of return on investments of 8%, increase in pensionable remuneration of 4.5%, and increase in present and future pensions in payment of 3%.

The actuarial values placed on scheme assets as at their last valuation date were sufficient to cover 121% and 103% of the benefits that had accrued to members of the main UK and US schemes, respectively. Actuarial surpluses are spread as a level amount over the average remaining service lives of current employees. The market values of the schemes’ assets at the valuation dates, excluding assets held in respect of members’ additional voluntary contributions, were £1,723m and £216m in respect of the UK and US schemes, respectively.

Assessments for accounting purposes in respect of other funded schemes, including the Netherlands scheme, have been carried out by external qualified actuaries using prospective benefit methods. The principal actuarial assumptions adopted in the assessments of these other schemes are that, over the long term, investment returns will marginally exceed the annual increase in pensionable remuneration and in present and future pensions. The actuarial value of assets of the schemes approximated to the aggregate benefits that had accrued to members, after allowing for expected future increases in pensionable remuneration and pensions in course of payment. The assets of the Netherlands scheme as at December 31, 2002 were sufficient to cover 109% of the actuarial value placed on the benefits that had accrued to the members of the scheme at that date.

The liabilities in respect of unfunded schemes have been determined by actuaries and provided for within creditors. At December 31, 2002, these amounted to £52m (2001: £49m).

The net pension charge was £59m (2001: £39m; 2000: £35m). Pension contributions made in the year amounted to £47m (2001: £39m; 2000: £36m). The net SSAP24 charge on the main UK scheme comprises a regular cost of £27m (2001: £24m; 2000: £23m), offset by amortisation of the net actuarial surplus of £24m (2001: £24m; 2000: £24m). Based on the advice of the scheme actuaries at the time of the last formal valuation in 2000, and with the agreement of the scheme trustees, no employer contributions are currently being made to the main UK Scheme. A prepayment of £125m (2001: £128m; 2000: £128m) is included in debtors falling due after more than one year, representing the excess of the pension credit to the profit and loss account since 1988 over the amounts funded to the main UK scheme.

Pension costs are accounted for in accordance with the UK accounting standard, SSAP24. A new UK financial reporting standard, FRS17: Retirement Benefits, will, with effect from the 2005 financial year, introduce new accounting policies in respect of pension arrangements. FRS17 also requires additional information to be disclosed in the intervening period based on methodologies set out in the standard which are different from those used by the scheme actuaries in determining funding arrangements.

The assumed rates of return on scheme assets, the fair value of those assets and the present value of the scheme liabilities based on the methodologies and presentation prescribed by FRS17 were as follows:

	Main UK Scheme		Aggregate of Schemes

2002	Assumed rate of return on assets	£m	Assumed rate of return on assets	£m

Equities	9.0%	825	9.0%	1,068
Bonds	4.5%	487	4.9%	670
Other	3.8%	45	3.8%	53

Total fair value of assets		1,357		1,791
Present value of scheme liabilities		(1,305)		(1,928)

Net surplus/(deficit)		52		(137)
Related deferred tax		(16)		50

Net pension asset/(liability)		36		(87)

F – 15
6. Pension schemes – (continued)
	Main UK Scheme		Aggregate of Schemes

2001	Assumed rate of return on assets	£m	Assumed rate of return on assets	£m

Equities	7.2%	991	7.7%	1,267
Bonds	5.0%	502	5.5%	721
Other	4.0%	73	4.0%	81

Total fair value of assets		1,566		2.069
Present value of scheme liabilities		(1,316)		(1,872)

Net surplus		250		197
Related deferred tax		(75)		(57)

Net pension asset		175		140

At December 31, 2002, the aggregate net deficit in respect of the defined benefit schemes under FRS17 comprised £66m (2001: net surplus £263m) in respect of funded schemes and liabilities of £71m (2001: £66m) in respect of unfunded schemes, of which £52m (2001: £49m) is provided for within creditors under SSAP24.

The movement in the net surplus/(deficit) during the year was as follows:

	Main UK Scheme	Aggregate of Schemes
	£m	£m

Net surplus in schemes at beginning of the year	250	197
Movement in the year:
Total operating charge	(34)	(75)
Contributions	—	22
Other finance income	25	30
Actuarial loss	(189)	(322)
Exchange translation differences	—	11

Net surplus/(deficit) in schemes at end of the year	52	(137)

The principal assumptions made in valuing pension scheme liabilities for the purposes of FRS17 were:
	Main UK Scheme		Aggregate of Schemes

	2002	2001	2002	2001

Inflation	2.3%	2.5%	2.5%	2.5%
Rate of increase in salaries	4.3%	4.5%	4.2%	4.4%
Rate of increase in pensions in payment	2.3%	2.5%	2.5%	2.5%
Discount rate	5.7%	5.5%	5.9%	5.9%

The combined profit and loss reserves as at December 31, 2002 of £764m (2001: £1,104m) would have been £623m (2001: £1,154m), had the accounting requirements of FRS17 applied in the 2002 and 2001 financial years.

F – 16

6. Pension schemes – (continued)

The operating charge, the amount credited to other finance income and the amount recognised in the statement of total recognised gains and losses in the 2002 financial year based on the methodologies and presentation prescribed by FRS17 would have been as follows:

	Main UK Scheme	Aggregate of Schemes
	£m	£m

Charged to operating profit
Current service cost	(34)	(75)
Past service cost	—	—

Total operating charge	(34)	(75)

Credited to other finance income
Expected return on pension scheme assets	97	137
Interest on pension scheme liabilities	(72)	(107)

Net return	25	30

Amounts recognised in the statement of total recognised gains and losses
Actual return less expected return on pension scheme assets	(254)	(352)
Experience losses arising on the scheme liabilities	(21)	(13)
Changes in assumptions underlying the present value of the scheme liabilities	86	43

Actuarial loss	(189)	(322)

The difference between the expected and actual return on scheme assets represented 19% and 20% of scheme assets of the main UK scheme and of the aggregate of schemes respectively.

The experience losses arising on the scheme liabilities represented 2% and 1% of the present value of scheme liabilities of the main UK scheme and of the aggregate of schemes respectively.

The total actuarial loss arising in 2002 under FRS17, that would have been recognised in the statement of total recognised gains and losses, represents 14% and 17% of the present value of the scheme liabilities of the main UK scheme and of the aggregate of schemes respectively.

7. Operating profit

Operating profit is stated after the following:

	2002 £m	2001 £m	2000 £m

Hire of plant and machinery	12	7	12
Other operating lease rentals	87	87	71
Depreciation (including £6m (2001: £4m; 2000: £4m) in respect of assets held under finance leases)	136	132	118

Amortisation of goodwill and intangible assets	524	498	465
Amortisation of goodwill and intangible assets in joint ventures	3	3	3

Total amortisation	527	501	468

Staff costs
Wages and salaries	1,277	1,207	979
Social security costs	127	119	100
Pensions (see note 6)	59	39	35

Total staff costs	1,463	1,365	1,114

Auditors’ remuneration
For audit services	2.3	2.5	1.9
For non audit services	3.6	3.4	2.6

Auditors’ remuneration for non audit services comprises £0.7m (2001: £1.3m; 2000: £1.0m) for audit related services, £1.4m (2001: £1.4m; 2000: £0.7m) for due diligence and other acquisition related services, £0.7m (2001: £0.6m; 2000: £0.6m) for tax compliance and advisory work, and £0.8m (2001: £0.1m; 2000: £0.3m) for other services. Included in auditors’ remuneration for non audit services is £0.7m (2001: £1.0m; 2000: £1.5m) paid to Deloitte & Touche and its associates in the UK.

F – 17

7. Operating profit – (continued)

Information on directors’ remuneration, share options, longer term incentive plans, pension contributions and entitlements is given in Item 6: Directors, Senior Management and Employees.

8. Exceptional items

	2002 £m	2001 £m	2000 £m

Reorganisation costs (i)	(42)	(35)	(77)
Acquisition related costs (ii)	(57)	(63)	(38)

Charged to operating profit	(99)	(98)	(115)
Net (loss)/profit on disposal of businesses and fixed asset investments (iii)	(12)	26	85

Exceptional charge before tax	(111)	(72)	(30)
Net tax credit (iv)	122	81	20

Total exceptional credit/(charge)	11	9	(10)

(i)

Reorganisation costs in 2002 relate to employee severances, including the elimination of over 1,500 positions, principally in the Business and Legal segments. Reorganisation costs in 2001 related to headcount reduction, principally in the Business division, and comprise employee severance. Reorganisation costs in 2000 related to the major programme of reorganisation commenced in 1999 and comprised employee severance, surplus leasehold property obligations and fixed asset write offs.

(ii)

Acquisition related costs in 2002 relate to employee severance and property rationalisation costs arising on the integration and rationalisation of Harcourt and other recent acquisitions. Acquisition related costs in 2001 include employee severance and property rationalisation costs arising on the integration of Harcourt and other recent acquisitions, and £9m of exceptional costs relating to the financing of the tender offer. Acquisition related costs in 2000 included £27m in respect of the integration of Miller Freeman Europe, CMD Group and Riskwise International, together with £11m of exceptional costs incurred in respect of the tender offer for Harcourt.

(iii)

The net loss on disposal of businesses and fixed asset investments relates to the sale and closure of businesses in the Business segment, partly offset by a net gain on disposal of fixed asset investments, comprising a £21m profit on sale of investments acquired on the acquisition of Harcourt General, Inc, less a £17m loss on other fixed asset investments. The net profit on disposal of businesses in 2001 related primarily to the disposals of OAG Worldwide, Cahners Travel Group, Bowker and certain training businesses in the Netherlands and in 2000 related primarily to Springhouse, KG Saur and REZsolutions, Inc.

(iv)	The net tax credit in 2002 arises principally in respect of prior year disposals. The net tax credit in 2001 includes taxes recoverable in respect of disposals and prior period reorganisation costs.

Cash flows in respect of exceptional items were as follows:
	2002 £m	2001 £m	2000 £m

Reorganisation costs	(56)	(41)	(76)
Acquisition related costs	(63)	(51)	(9)
Other	—	(5)	(9)

Exceptional operating cash outflow	(119)	(97)	(94)
Net proceeds from disposal of businesses and fixed asset investments	106	96	153

Exceptional cash (outflow)/inflow before tax	(13)	(1)	59
Exceptional tax cash inflow	20	141	31

Total exceptional cash inflow	7	140	90

Cash flows in respect of acquisition related costs in 2000 are stated net of proceeds of £26m from a property disposal. F – 18
9. Net interest expense
	2002 £m	2001 £m	2000 £m

Interest receivable and similar income	24	107	26
Interest payable and similar charges
Promissory notes and bank loans	(76)	(102)	(83)
Other loans	(152)	(90)	(45)
Other interest and similar charges	(2)	(57)	(1)

Total	(206)	(142)	(103)

Interest cover (times)	5.5	7.0	7.7

Interest cover is calculated as the number of times adjusted operating profit is greater than the net interest expense. 10. Tax on profit on ordinary activities
	2002 £m	2001 £m	2000 £m

Current tax
United Kingdom	(6)	62	60
The Netherlands	62	79	54
Rest of world	(14)	81	46

Total current tax	42	222	160
Deferred tax
Origination and reversal of timing differences	58	25	(5)
Changes in recoverable amounts of deferred tax assets	—	(104)	—

Sub-total	100	143	155
Share of tax attributable to joint ventures	7	5	4

Total	107	148	159

The tax charge for the year as a proportion of profit before tax was increased due to non tax-deductible amortisation and reduced by exceptional tax credits arising on prior year disposals.

The current tax charge in 2001 was high as a proportion of profit before tax principally due to non tax-deductible amortisation and, in 2000, the non-recognition of potential deferred tax assets.

A reconciliation of the notional current tax charge based on average standard rates of tax (weighted in proportion to accounting profits) to the actual current tax charge is set out below:

	2002 £m	2001 £m	2000 £m

Profit on ordinary activities before tax	289	275	192

Tax at average standard rates	79	62	49
Net impact of amortisation of goodwill and intangible assets	109	119	102
Prior year disposals	(100)	—	—
Permanent differences and other items	12	66	4
Reversal of timing differences	(58)	(25)	5

Current tax charge	42	222	160

11. Equity dividends paid and proposed
	2002 £m	2001 £m	2000 £m

Reed Elsevier PLC	143	132	123
Reed Elsevier NV	139	137	122

Total	282	269	245

Dividends comprise a total dividend for Reed Elsevier PLC of 11.2p (2001: 10.5p; 2000: 10.0p) per ordinary share and a total dividend for Reed Elsevier NV of €0.30 (2001: €0.30; 2000: €0.28) per ordinary share.

F – 19

11. Equity dividends paid and proposed – (continued)
Dividends paid to Reed Elsevier PLC and Reed Elsevier NV shareholders are equalised at the gross level inclusive of the UK tax credit of 10% received by certain Reed Elsevier PLC shareholders.

12. Adjusted figures
Adjusted profit and cash flow figures are used by the Reed Elsevier businesses as additional performance measures.

The adjusted figures are stated before the amortisation of goodwill and intangible assets, exceptional items and related tax effects, and are derived as follows:

	2002 £m	2001 £m	2000 £m

Operating profit including joint ventures	507	391	210
Adjustments:
Amortisation of goodwill and intangible assets	527	501	468
Reorganisation costs	42	35	77
Acquisition related costs	57	63	38

Adjusted operating profit	1,133	990	793

Profit before tax	289	275	192
Adjustments:
Amortisation of goodwill and intangible assets	527	501	468
Reorganisation costs	42	35	77
Acquisition related costs	57	63	38
Net loss/(profit) on disposal of businesses and fixed asset investments	12	(26)	(85)

Adjusted profit before tax	927	848	690

Profit attributable to parent companies’ shareholders	181	126	33
Adjustments:
Amortisation of goodwill and intangible assets	512	507	468
Reorganisation costs	32	3	53
Acquisition related costs	43	33	33
Net profit on disposal of businesses and fixed asset investments	(86)	(45)	(76)

Adjusted profit attributable to parent companies’ shareholders	682	624	511

Net cash inflow from operating activities	1,035	1,066	813
Dividends received from joint ventures	13	12	6
Purchase of tangible fixed assets	(163)	(175)	(141)
Proceeds from sale of tangible fixed assets	6	6	3
Payments in relation to exceptional items charged to operating profit	119	97	94

Adjusted operating cash flow	1,010	1,006	775

F – 20

13. Cash flow statement

	2002 £m	2001 £m	2000 £m

Reconciliation of operating profit to net cash inflow from operating activities
Operating profit (before joint ventures)	490	379	197
Exceptional charges to operating profit (see note 8)	99	98	115

Operating profit before exceptional items	589	477	312

Amortisation of goodwill and intangible assets	524	498	465
Depreciation	136	132	118
Net SSAP24 pension credit (see note 6)	—	—	(1)

Total non cash items	660	630	582

Increase in inventories and pre-publication costs	(51)	(48)	(3)
(Increase)/decrease in debtors	(12)	156	(110)
(Decrease)/increase in creditors	(32)	(52)	126

Movement in working capital	(95)	56	13

Net cash inflow from operating activities before exceptional items	1,154	1,163	907
Payments relating to exceptional items charged to operating profit (see note 8)	(119)	(97)	(94)

Net cash inflow from operating activities	1,035	1,066	813

	2002 £m	2001 £m	2000 £m

Acquisitions
Purchase of businesses (see note 14)	(90)	(3,222)	(848)
Net proceeds from on-sale of Harcourt Higher Education and Corporate & Professional Services businesses	—	1,185	—
Payment of Harcourt change of control and other non operating liabilities assumed	(76)	(156)	—
Deferred consideration of prior year acquisitions	(18)	(43)	(13)

Total	(184)	(2,236)	(861)

	2002 £m	2001 £m	2000 £m

Financing
Net movement in promissory notes and bank loans	(74)	(454)	304
Repayment of other loans	(173)	(84)	(155)
Issuance of other loans	162	1,069	202
Repayment of finance leases	(10)	(5)	(4)

	(95)	526	347
Issue of ordinary shares	30	11	1,287

Total	(65)	537	1,634

The issuance of other loans in 2002 relates to term debt raised by a subsidiary of Elsevier Reed Finance BV.

The issuance of other loans in 2001 related primarily to global notes issued by a wholly owned US subsidiary of Reed Elsevier Group plc, comprising US$550m 6.125% notes due in 2006, €500m 5.750% notes due in 2008, and US$550m 6.750% notes due in 2011.

The issuance of other loans in 2000 related to a US$300m Swiss Domestic Bond.

The repayment of other loans in 2002 relates to US$150m of Public Notes which matured in the year and the repurchase of Public Notes with a nominal value of US$110m.

The repayment of other loans in 2001 related primarily to the repurchase of Public Notes with a nominal value of US$97m.

The repayment of other loans in 2000 related primarily to US$100m of Private Placements and US$150m of Medium Term Notes which matured in the year. The repayment of other loans in 1999 related primarily to a US$200m Eurobond, Dfl125m Private Placements and US$20m of Medium Term Notes which matured in the year.

F – 21

13. Cash flow statement – (continued)
	Cash £m	Short term investments £m	Borrowings £m	Total £m

Reconciliation of net borrowings
Net borrowings at December 31, 2000	85	1,509	(2,027)	(433)

Increase in cash	10	—	—	10
Decrease in short term investments	—	(1,169)	—	(1,169)
Increase in borrowings	—	—	(526)	(526)

Change in net borrowings resulting from cash flows	10	(1,169)	(526)	(1,685)

Borrowings in acquired businesses	—	—	(1,042)	(1,042)
Inception of finance leases	—	—	(3)	(3)
Exchange translation differences	1	(1)	(66)	(66)

Net borrowing at December 31, 2001	96	339	(3,664)	(3,229)

Increase in cash	72	—	—	72
Increase in short term investments	—	55	—	55
Decrease in borrowings	—	—	95	95

Change in net borrowings resulting from cash flows	72	55	95	222

Borrowings in acquired businesses	—	—	—	—
Inception of finance leases	—	—	(16)	(16)
Exchange translation differences	1	7	283	291

Net borrowings at December 31, 2002	169	401	(3,302)	(2,732)

Net borrowings comprise cash and short term investments, loan capital, finance leases, promissory notes and bank and other loans and are analysed further in notes 21 to 24 and 29.

The borrowings in acquired businesses in 2001 principally comprised the public term debt with a nominal value totalling US$842m and other borrowings assumed of Harcourt General, Inc.

F – 22

14. Acquisitions
Acquisitions in 2002
During the year a number of acquisitions were made for a total consideration amounting to £99m, after taking account of net cash acquired of £4m.

The most significant were MBO Verlag and QuickLaw Inc., in the Legal segment.

The net assets of the businesses acquired are incorporated at the fair value to the combined businesses. The fair values of the consideration given and the assets and liabilities acquired are summarised below:

	Book value on acquisition £m	Fair value adjustments £m	Fair value £m

Goodwill	—	37	37
Intangible fixed assets	—	64	64
Tangible fixed assets	2	—	2
Current assets	22	(13)	9
Current liabilities	(12)	(1)	(13)

Net assets acquired	12	87	99

Consideration (after taking account of £4m net cash acquired)			99
Less: deferred to future years			(9)

Net cash flow			90

The fair value adjustments in relation to the acquisitions made in 2002 relate principally to the valuation of intangible assets and the restatement of current assets to conform with Reed Elsevier accounting policies in relation to cost capitalisation. Goodwill represents the excess of the consideration over the net tangible and intangible assets other than goodwill acquired. The businesses acquired in 2002 contributed £19m to turnover, £5m to adjusted operating profit, before the amortisation of goodwill and intangible assets and exceptional items, and £3m to net cash inflow from operating activities for the part year under Reed Elsevier ownership.

Acquisitions in 2001
In the year ended December 31, 2001, a number of acquisitions were made for a total consideration amounting to £3,242m, after taking account of borrowings of £1,042m and net cash acquired of £4m. The most significant of these acquisitions was that of Harcourt General, Inc.

On July 12, 2001, Reed Elsevier plc acquired, through a US subsidiary, Reed Elsevier Inc., the whole of the common stock and Series A cumulative convertible stock of Harcourt General, Inc for $4.45 billion. On July 13, 2001, Reed Elsevier Inc. sold the Harcourt Higher Education business and the Corporate & Professional Services businesses (other than educational and clinical testing) to The Thomson Corporation for $2.06 billion before estimated tax payable of $0.5 billion. Following the on-sale, Reed Elsevier Inc., acquired Harcourt’s Science, Technical & Medical (“STM”) business and its Schools Education and Testing businesses. The acquisition resulted in goodwill of approximately £1.3bn, which reflected the excess of the consideration paid over the fair value of the net tangible and intangible assets other than goodwill acquired.

F – 23

14. Acquisitions – (continued)
Proforma turnover and adjusted operating profit for the Harcourt STM and Education and Testing businesses for the two years ended December 31, 2001, which have been prepared on the basis of Reed Elsevier’s accounting policies and as if the acquisition of Harcourt had taken place on January 1, 2000, are set out below.

	2001 £m	2000 £m

Turnover
STM	481	451
Education and Testing	769	656

	1,250	1,107

Adjusted operating profit
STM	107	103
Education and Testing	153	129

	260	232

Acquisitions in 2000
In the year ended December 31, 2000, a number of acquisitions were made for a total consideration amounting to £952m, after taking account of borrowings of £48m and of net cash acquired of £6m.

15. Goodwill and intangible assets

	Goodwill £m	Intangible assets £m	Total £m

Cost
At January 1, 2002	4,835	4,573	9,408
Acquisitions	37	64	101
Disposal of businesses	(2)	(12)	(14)
Exchange translation differences	(343)	(314)	(657)

At December 31, 2002	4,527	4,311	8,838

Accumulated amortisation
At January 1, 2002	1,478	1,207	2,685
Disposal of businesses	(2)	(12)	(14)
Charge for the year	342	182	524
Exchange translation differences	(101)	(70)	(171)

At December 31, 2002	1,717	1,307	3,024

Net book amount
At January 1, 2002	3,357	3,366	6,723
At December 31, 2002	2,810	3,004	5,814

At December 31, 2002, the weighted average remaining estimated useful life of goodwill and intangible assets was 25 years (2001: 26 years).

F – 24

16. Tangible fixed assets
	Land and buildings £m	Computer systems, plant and equipment £m	Total £m

Cost
At January 1, 2002	213	969	1,182
Acquisitions	—	2	2
Capital expenditure	5	174	179
Disposals	—	(67)	(67)
Exchange translation differences	(12)	(60)	(72)

At December 31, 2002	206	1,018	1,224

Accumulated depreciation
At January 1, 2002	75	618	693
Disposals	—	(45)	(45)
Charge for the year	8	128	136
Exchange translation differences	(6)	(38)	(44)

At December 31, 2002	77	663	740

Net book amount
At January 1, 2002	138	351	489
At December 31, 2002	129	355	484

At December 31, 2002 and 2001, all assets were included at cost. No depreciation was provided on freehold land. The net book amount of tangible fixed assets includes £24m (2001: £16m) in respect of assets held under finance leases.

17. Fixed asset investments

	Investments in joint ventures £m	Other investments £m	Total £m

At January 1, 2002	66	175	241
Share of attributable profit	13	—	13
Amortisation of goodwill and intangible assets	(3)	—	(3)
Dividends received from joint ventures	(13)	—	(13)
Additions	—	9	9
Transfers/disposals	(2)	(83)	(85)
Provided	—	(14)	(14)
Exchange translation differences	1	(9)	(8)

At December 31, 2002	62	78	140

The principal joint venture at December 31, 2002 is Giuffrè (an Italian legal publisher in which Reed Elsevier has a 40% shareholding).

The cost and net book amount of goodwill and intangible assets in joint ventures were £36m and £21m respectively (2001: £37m and £24m).

At December 31, 2002, the Reed Elsevier Group plc Employee Benefit Trust (“EBT”) held 2,840,047 (2001: 2,416,207) Reed Elsevier PLC ordinary shares and 1,554,381 (2001: 1,412,194) Reed Elsevier NV ordinary shares at a book amount of £19m. The aggregate market value at December 31, 2002 was £27m (2001: £25m). The EBT purchases Reed Elsevier PLC and Reed Elsevier NV shares which, at the Trustee’s discretion, can be used in respect of the exercise of executive share options. Details of these share option schemes is set out in Item 6: Directors, Senior Management and Employees; Share Ownership.

F – 25

18. Inventories and pre-publication costs
	2002 £m	2001 £m

Raw materials	15	18
Pre-publication costs	306	283
Finished goods	179	187

Total	500	488

19. Debtors — amounts falling due within one year

	2002 £m	2001 £m

Trade debtors	743	760
Amounts owed by joint ventures	—	2
Other debtors	73	98
Prepayments and accrued income	107	139

Total	923	999

20. Debtors — amounts falling due after more than one year
	2002 £m	2001 £m

Trade debtors	9	5
Pension prepayment (see note 6)	125	128
Prepayments, accrued income and other debtors	26	86
Deferred taxation assets (see note 26)	161	244

Total	321	463

21. Cash and short term investments
	2002 £m	2001 £m

Cash at bank and in hand	169	96
Short term investments	401	339

Total	570	435

Short term investments include deposits of under one year if the maturity or notice period exceeds 24 hours, commercial paper investments and interest bearing securities that can be realised without significant loss at short notice.

22. Creditors: amounts falling due within one year
	2002 £m	2001 £m

Borrowings
Promissory notes and bank loans	1,279	1,443
Other loans	80	108
Obligations under finance leases (see note 25)	8	5

	1,367	1,556
Trade creditors	251	246
Other creditors	165	330
Taxation	328	429
Proposed dividends	205	190
Accruals and deferred income	1,313	1,383

Total	3,629	4,134

F – 26

23. Creditors: amounts falling due after more than one year
	2002 £m	2001 £m

Borrowings
Loans repayable:
Within one to two years	2	91
Within two to five years	903	506
After five years	1,016	1,500
Obligations under finance leases (see note 25)	14	11

	1,935	2,108
Other creditors	15	21
Taxation	269	331
Accruals and deferred income	51	42

Total	2,270	2,502

24. Financial instruments
Financial instruments are used to finance the Reed Elsevier business and to hedge transactions. Reed Elsevier’s businesses do not enter into speculative transactions. The main risks faced by Reed Elsevier are liquidity risk, interest rate risk and foreign currency risk. Details of the objectives, policies and strategies pursued by Reed Elsevier in relation to financial instruments are set out in Item 5: Operating and Financial Review and Prospects; Liquidity and Capital Resources – Reed Elsevier.

For the purpose of the disclosures which follow in this note, short term debtors and creditors have been excluded, as permitted under FRS13: Derivatives and Other Financial Instruments.

Currency and interest rate profile of financial liabilities

The currency and interest rate profile of the aggregate financial liabilities of £3,391m (2001: £3,848m), after taking account of interest rate and currency derivatives, is set out below:

			Fixed rate financial liabilities

	Floating rate financial liabilities £m	Fixed rate financial liabilities £m	Weighted average interest rate	Weighted average duration (years)

2002
US dollar	478	2,307	6.5%	7.6
Sterling	19	—	—	—
Euro	363	143	5.6%	4.3
Other currencies	81	—	—	—

Total	941	2,450	6.4%	7.4

			Fixed rate financial liabilities

	Floating rate financial liabilities £m	Fixed rate financial liabilities £m	Weighted average interest rate	Weighted average duration (years)

2001
US dollar	629	2,703	6.8%	10.7
Sterling	22	—	—	—
Euro	268	138	5.6%	5.2
Other currencies	88	—	—	—

Total	1,007	2,841	6.8%	10.5

Included within fixed rate financial liabilities as at December 31, 2002 are £78m (2001: £105m) of US dollar term debt and £281m (2001: £397m) of interest rate swaps and FRAs denominated principally in US dollars that mature within one year.

F – 27

24. Financial instruments – (continued)
Currency and interest rate profile of financial assets
The currency and interest rate profile of the aggregate financial assets of £668m (2001: £616m), after taking account of interest rate swaps, is set out below:

	2002		2001

	Floating rate financial assets £m	Non interest bearing financial assets £m	Floating rate financial assets £m	Non interest bearing financial assets £m

US dollar	81	67	87	147
Sterling	207	17	74	24
Euro	246	7	244	6
Other currencies	36	7	30	4

Total	570	98	435	181

At December 31, 2002, there were interest rate floors in place with a principal amount totalling £150m (2001: £nil) denominated in sterling that mature within one year.

Floating rate interest rates payable on US commercial paper are based on US dollar commercial paper rates. Other financial assets and liabilities bear interest by reference to LIBOR or other national LIBOR equivalent interest rates. Included within non interest bearing financial assets are £78m (2001: £175m) of investments denominated principally in sterling and US dollars which have no maturity date.

Forward starting interest rate derivatives
At December 31, 2002, agreements totalling £187m (2001: £357m) were in place to enter into interest rate swaps, interest rate options and interest rate floors at future dates. Of these, individual swap agreements totalling £125m (2001: £207m) were to fix the interest expense on US dollar borrowings commencing in 2003 for periods of 18 months, at a weighed average interest rate of 4.2%. In addition, interest rate options totalling £62m (2001: £nil) were to fix the interest expense on US dollar borrowings commencing in 2003 for a period of 21 months, at rates of between 3.2% and 4.5%. There were no agreements in place to enter into interest rate floors at future dates (2001: £150m).

At December 31, 2002, forward rate agreements totalling £780m (2001: £276m) were in place. These comprised a succession of agreements to fix the interest expense on short term US dollar borrowings commencing in 2003 for progressive periods of up to three months, at a weighted average interest rate of 3.4%.

Maturity profile of financial liabilities
The maturity profile of financial liabilities at December 31, comprised:

	2002	2001
	£m	£m

Repayable:
Within one year	1,367	1,598
Within one to two years	35	149
Within two to five years	944	557
After five years	1,045	1,544

Total	3,391	3,848

Financial liabilities repayable within one year include US commercial paper and euro commercial paper. Short term borrowings are supported by committed facilities and by centrally managed cash and short term investments. As at December 31, 2002, a total of £2,188m (2001: £2,413m) of committed facilities were available, of which £63m (2001: £418m) was drawn and is included in financial liabilities repayable within one year. Of the total committed facilities, £1,788m (2001: £248m) matures within one year, £nil (2001: £1,724m) within one to two years, and £400m (2001: £441m) within two to three years. Included within the 2000 amount is £3,154m of committed facilities arranged in anticipation of the Harcourt acquisition. Secured borrowings under finance leases were £22m (2001: £16m).

F – 28

24. Financial instruments – (continued)
Currency exposure
The business policy is to hedge all significant transaction exposures on monetary assets and liabilities fully and consequently there are no material currency exposures that would give rise to gains and losses in the profit and loss account in the functional currencies of the operating units.

Fair values of financial assets and liabilities
The notional amount, book value and fair value of financial instruments are as follows:

	2002			2001

	Notional amount £m	Book value £m	Fair value £m	Notional amount £m	Book value £m	Fair value £m

Primary financial instruments held or issued to finance operations
Investments		78	78		175	175
Cash		169	169		96	96
Short term investments		401	400		339	338
Other financial assets		20	20		6	6
Short term borrowings and current portion of long term borrowings		(1,367)	(1,374)		(1,556)	(1,555)
Long term borrowings		(1,935)	(2,043)		(2,108)	(2,104)
Other financial liabilities		(18)	(18)		(22)	(22)
Provisions		(71)	(71)		(162)	(162)

		(2,723)	(2,839)		(3,232)	(3,228)

Derivative financial instruments held to manage interest rate and currency exposure
Interest rate swaps	729	(9)	(73)	1,233	(9)	(43)
Interest rate options	686	(4)	(65)	690	(4)	(48)
Interest rate floors	150	—	—	275	—	1
Forward rate agreements	968	—	(1)	276	—	—
Forward foreign exchange contracts	246	—	8	917	—	(2)

	2,779	(13)	(131)	3,391	(13)	(92)

Total financial instruments	2,779	(2,736)	(2,970)	3,391	(3,245)	(3,320)

The amounts shown as the book value of derivative financial instruments represent accruals or deferred income arising from these financial instruments. The fair value of long term debt has been based on current market rates offered to Reed Elsevier for debt of the same remaining maturities. The fair values for interest rate swaps, interest rate options and forward rate agreements represent the replacement cost calculated using market rates of interest at December 31, 2002 and 2001. The fair values of all other items have been calculated by discounting expected future cash flows at market rates.

F – 29

24. Financial instruments – (continued)
Hedges
The unrecognised and deferred gains and losses on financial instruments used for hedging purposes as at December 31, 2002, and before taking into account gains and losses arising in the year and included in the profit and loss account, are derived as follows:

	Unrecognised		Deferred

	Gains £m	Losses £m	Gains £m	Losses £m

On hedges at January 1, 2002	3	(82)	28	(22)
Arising in previous years included in 2002 profit and loss account	(3)	36	(15)	14

Arising in previous years not included in 2002 profit and loss account	—	(46)	13	(8)
Arising in 2002 not included in 2002 profit and loss account	8	(80)	45	(7)

On hedges at December 31, 2002	8	(126)	58	(15)

Of which:
Expected to be included in 2003 profit and loss account	8	(49)	30	(8)
Expected to be included in 2004 profit and loss account or later	—	(77)	28	(7)

25. Obligations under leases
Future finance lease obligations are:

	2002 £m	2001 £m

Repayable:
Within one year	9	7
Within one to two years	6	3
Within two to five years	3	2
After five years	7	9
Less: interest charges allocated to future periods	(3)	(5)

Total	22	16

Obligations falling due within one year (see note 22)	8	5
Obligations falling due after more than one year (see note 23)	14	11

Total	22	16

Annual commitments under operating leases are:

	2002 £m	2001 £m

On leases expiring:
Within one year	7	19
Within two to five years	37	41
After five years	59	63

Total	103	123

Of the above annual commitments, £99m relates to land and buildings (2001: £119m) and £4m to other leases (2001: £4m).

F – 30

26. Provisions for liabilities and charges
	Deferred taxation liabilities £m	Surplus property £m	Lease guarantees £m	Total £m

At January 1, 2002	118	76	86	280

Transfers	(50)	—	—	(50)
Provided	34	—	—	34
Utilised	(3)	(5)	(49)	(57)
Exchange translation differences	(7)	(8)	(5)	(20)

At December 31, 2002	92	63	32	187

The surplus property provision relates to lease obligations for various periods up to 2012 and represents estimated sub- lease shortfalls. The provision for lease guarantees represents amounts provided in respect of guarantees given by Harcourt General, Inc in favour of a former subsidiary, GC Companies, Inc. for certain property leases for various periods up to 2016.

The net provision for deferred taxation comprises:

	2002 £m	2001 £m

Deferred taxation liabilities
Excess of tax allowances over related amortisation	46	41
Pension prepayment	35	38
Short term timing differences	11	39

	92	118
Deferred taxation assets (see note 20)
Excess of amortisation over related tax allowances	(8)	(6)
Short term timing differences	(151)	(201)
Tax losses carried forward	(2)	(37)

	(161)	(244)

Total	(69)	(126)

Net provision at January 1,	(126)	37
Acquisitions	—	8
Transfers	(12)	(96)
Deferred tax charge/(credit) in profit and loss account (see note 10)	58	(79)
Exchange translation differences	11	4

Net provision at December 31,	(69)	(126)

27. Contingent liabilities
There are contingent liabilities amounting to £3m (2001: £7m) in respect of borrowings of former subsidiaries and £118m (2001: £143m) in respect of lease guarantees, in excess of provided amounts, given by Harcourt General, Inc in favour of GC Companies, Inc. (see note 26).

F – 31

28. Combined shareholders’ funds
	Combined share capitals £m	Combined share premium accounts £m	Combined reserves £m	Total £m

At December 31, 1999	168	341	1,346	1,855
Loss attributable to parent companies’ shareholders	—	—	33	33
Equity dividends paid and proposed	—	—	(245)	(245)
Issue of ordinary shares, less capital redemptions	17	1,268	—	1,285
Exchange translation differences	—	12	101	113

At December 31, 2000	185	1,621	1,235	3,041
Profit attributable to parent companies’ shareholders	—	—	126	126
Equity dividends paid and proposed	—	—	(269)	(269)
Issue of ordinary shares, net of expenses and less capital redemptions	—	22	—	22
Exchange translation differences	(1)	(14)	12	(3)

At December 31, 2001	184	1,629	1,104	2,917
Profit attributable to parent companies’ shareholders	—	—	181	181
Equity dividends paid and proposed	—	—	(282)	(282)
Issue of ordinary shares, net of expenses	1	29	—	30
Exchange translation differences	2	50	(239)	(187)

At December 31, 2002	187	1,708	764	2,659

Combined share capital excludes the shares of Reed Elsevier NV held by Reed Elsevier PLC.

Combined reserves include a £4m (2001: £4m) capital redemption reserve following the redemption of non equity shares in Reed Elsevier PLC in 1999.

29. US accounting information
Summary of the principal differences between UK and Dutch GAAP and US GAAP
The combined financial statements are prepared in accordance with UK and Dutch GAAP, which differ in certain significant respects from US GAAP. The principal differences that affect net income and combined shareholders’ funds are explained below and their approximate effect is shown on page F-35.

Goodwill and intangible assets
Under UK and Dutch GAAP, acquired goodwill and intangible assets are capitalised and amortised systematically over their estimated useful lives up to a maximum of 40 years, subject to impairment review.

Under US GAAP, acquired goodwill and intangible assets are accounted for in accordance with SFAS141: Business Combinations and SFAS142: Goodwill and Other Intangible Assets. In accordance with these SFAS, goodwill and intangible assets with indefinite lives are not amortised and are subject to annual impairment review, with effect from January 1, 2002, except in respect of acquisitions made after July 1, 2001, for which the effective date under the transitional provisions was July 1, 2001. Other intangible assets are amortised over periods up to 40 years, also subject to impairment review.

The gross cost under US GAAP, as at December 31, 2002, of goodwill is £4,553m (2001: £4,860m) and of intangible assets is £5,264m (2001: £5,583m). Accumulated amortisation under US GAAP, as at December 31, 2002, of goodwill is £1,328m (2001: £1,414m) and of intangible assets is £1,352m (2001: £1,131m).

Deferred taxation
Under UK and Dutch GAAP, the combined businesses provide in full for timing differences using the liability method. Under US GAAP, deferred taxation is provided on all temporary differences under the liability method subject to a valuation allowance on deferred tax assets where applicable, in accordance with SFAS109: Accounting for Income Taxes. The most significant adjustment to apply SFAS109 arises on acquired intangible assets for which amortisation is not tax deductible. Under the timing difference approach applied under UK and Dutch GAAP, no such liability would be recognised.

Pensions
Under UK and Dutch GAAP, the combined businesses account for pension costs under the rules set out in SSAP24: Accounting for Pension Costs. Its objectives and principles are broadly in line with SFAS87: Employers’ Accounting for Pensions. However, SSAP24 is less prescriptive in the application of the actuarial methods and assumptions to be applied in the calculation of pension assets, liabilities and costs.

F – 32

29. US accounting information – (continued)
Under UK and Dutch GAAP, pension plan assets and liabilities are based on the results of the latest actuarial valuation. Pension assets are valued at the discounted present value determined by expected future income. Liabilities are assessed using the expected rate of return on plan assets. Under US GAAP, plan assets are valued by reference to market-related values at the date of the financial statements. Liabilities are assessed using the rate of return obtainable on fixed or inflation-linked bonds.

Stock based compensation
Under US GAAP, the combined businesses apply the accounting requirements of APB25: Accounting for Stock Issued to Employees and related interpretations in accounting for stock based compensation. Under APB25 compensatory plans with performance criteria qualify as variable plans, for which total compensation cost must be recalculated each period based on the current share price. The total compensation cost is amortised over the vesting period. Under UK and Dutch GAAP, compensation cost is determined based on a comparison of the exercise price with the share price on the date of grant.

Also under US GAAP, SFAS123: Accounting for Stock Based Compensation establishes a fair value based method of computing compensation cost. It encourages the application of this method in the profit and loss account but, where APB25 is applied, the proforma effect on net income must be disclosed.

The disclosure only provisions of SFAS123, as amended by SFAS148: Accounting for Stock Based Compensation — Transition and Disclosure, have been adopted. The following table illustrates the effect on net income under US GAAP if the combined businesses had applied the fair value recognition provisions of SFAS123 to stock based compensation.

	2002 £m	2001 £m	2000 £m

Net income/(loss) under US GAAP as reported	365	(20)	60
Less: additional stock compensation expense determined under SFAS123 compared to APB25	(36)	(22)	(23)

Proforma net income under US GAAP	329	(42)	37

Further disclosures regarding share option schemes, and the per share disclosures required by SFAS123, are presented in notes 19 and 22 of the Reed Elsevier PLC consolidated financial statements and in notes 12 and 15 of the Reed Elsevier NV financial statements.

Derivative instruments
Under US GAAP, SFAS133: Accounting for Derivative Instruments and Hedging Activities requires all derivative instruments to be carried at fair value on the balance sheet. Changes in fair value are accounted for through the profit and loss account or comprehensive income statement, depending on the derivative’s designation and effectiveness as a hedging instrument. Certain derivative instruments used by Reed Elsevier have not been designated as qualifying hedge instruments under SFAS133 and, accordingly, a charge to net income is recorded under US GAAP for the changes in the fair value of those derivative instruments. Under UK and Dutch GAAP, derivative instruments intended as hedges are recorded at appropriate historical cost amounts, with fair values shown as a disclosure item. SFAS133 was effective from January 1, 2001 resulting in a cumulative transition adjustment of £1m loss to US GAAP net income and £86m loss in other comprehensive income in 2001, of which £7m was charged to US GAAP net income in 2002.

Equity dividends
Under UK and Dutch GAAP, dividends are provided for in the year in respect of which they are proposed by the directors. Under US GAAP, such dividends would not be provided for until they are formally declared by the directors.

Available for sale investments
Under UK and Dutch GAAP, fixed asset investments (excluding investments in joint ventures) are recorded at historical cost less provision for any impairment in value. Under US GAAP, investments in equity securities with readily determinable fair values are classified as available for sale and are reported at fair value, with unrealised gains or losses reported as a separate component of shareholders’ funds.

Acquisition accounting
Under UK and Dutch GAAP, severance and integration costs in relation to acquisitions are expensed as incurred and, depending on their size and incidence, these costs may be disclosed as exceptional items charged to operating profit. Under US GAAP, certain integration costs may be provided as part of purchase accounting adjustments on acquisition.

Employee Benefit Trust shares
Under UK and Dutch GAAP, shares held by the Reed Elsevier Employee Benefit Trust (“EBT”) are classified as fixed asset investments. Under US GAAP, shares held by the EBT are treated as a reduction in shareholders’ funds.

F – 33

29. US accounting information – (continued)
Exceptional items
Exceptional items are material items within the combined businesses’ ordinary activities which, under UK and Dutch GAAP, are required to be disclosed separately due to their size or incidence. These items do not qualify as extraordinary under US GAAP and are considered a part of operating results.

Adjusted earnings
In the combined financial statements adjusted profit and cash flow measures are presented as permitted by UK and Dutch GAAP as additional performance measures. US GAAP does not permit the presentation of alternative earnings measures.

Short term obligations expected to be refinanced
Under US GAAP, where it is expected to refinance short term obligations on a long term basis and this is supported by an ability to consummate the refinancing, such short term obligations should be excluded from current liabilities and shown as long term obligations. Under UK and Dutch GAAP, such obligations can only be excluded from current liabilities where, additionally, the debt and facility are under a single agreement or course of dealing with the same lender or group of lenders. Short term obligations at December 31, 2002 of £1,359m (2001: £1,551m; 2000: £1,101m) would be excluded from current liabilities under US GAAP and shown as long term obligations.

Recently issued accounting pronouncements
SFAS146: Accounting for Costs Associated with Exit or Disposal Activities was issued in June 2002 and is effective for exit or disposal activities that are initiated after December 31, 2002. SFAS146 replaces Emerging Issues Task Force Issue No. 94-3: Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring). SFAS146 requires that a liability for a cost associated with an exit or disposal activity be recognised when the liability is incurred. An entity’s commitment to a plan, by itself, is no longer considered sufficient to create a present obligation to others, which is required to meet the definition of a liability. SFAS146 also requires that fair values be used for initial measurement of the liability.

SFAS148: Accounting for Stock-Based Compensation — Transition and Disclosure was issued in December 2002 and is effective for financial years ending after December 15, 2002. SFAS148 amends the requirements of SFAS123: Accounting for Stock-Based Compensation by providing alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. SFAS148 also amends the disclosure requirements of SFAS123 to require prominent disclosure of the method of accounting for stock-based employee compensation and the effect of the method used on reported results. Reed Elsevier has elected to continue to apply the accounting provisions of APB25: Accounting for Stock Issued to Employees, but has adopted the disclosure requirements of SFAS148.

FIN45: Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others was issued in November 2002. FIN45 requires additional disclosures related to obligations under certain guarantees that have been issued. The disclosure requirements of FIN45 are effective for financial years ending after December 15, 2002. The initial recognition and measurement requirements of FIN45 are effective prospectively for guarantees issued or modified after December 31, 2002. The impact of adoption of the recognition and measurement requirements is being assessed but the requirements are not expected to have a material impact on the results or financial position of Reed Elsevier and no additional disclosures are considered necessary as at December 31, 2002.

FIN46: Consolidation of Variable Interest Entities — an interpretation of ARB No. 51 was issued in January 2003 and is effective for financial years beginning after June 15, 2003, to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. FIN46 clarifies the application of Accounting Research Bulletin No. 51: Consolidated Financial Statements to certain entities in which equity investors do not have a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN46 requires disclosure in the 2003 financial year regarding ownership interests in variable interest entities.

In June 2002, the European Parliament and Council of the European Union (“EU”) issued a Regulation that will require all EU listed companies to prepare their consolidated accounts in accordance with International Financial Reporting Standards (“IFRS”). The Regulation is effective for financial years beginning after January 1, 2005. The impact of adopting IFRS, many of which are in the process of being developed or revised, in 2005 is being assessed.

F – 34

29. US accounting information – (continued) Effects on net income of material differences between UK and Dutch GAAP and US GAAP
	2002 £m	2001 £m	2000 £m

Net income under UK and Dutch GAAP	181	126	33
US GAAP adjustments:
Goodwill and intangible assets	223	(74)	(78)
Deferred taxation	(50)	(43)	85
Pensions	56	46	22
Stock based compensation	—	(15)	—
Derivative instruments	(45)	(56)	—
Other items	—	(4)	(2)

Net income/(loss) under US GAAP	365	(20)	60

Analysed:
Continuing operations	365	(20)	60

Effects on combined shareholders’ funds of material differences between UK and Dutch GAAP and US GAAP
	2002 £m	2001 £m

Combined shareholders’ funds under UK and Dutch GAAP	2,659	2,917
US GAAP adjustments:
Goodwill and intangible assets	1,302	1,151
Deferred taxation	(838)	(860)
Pensions	151	132
Derivative instruments	(117)	(79)
Available for sale investments	3	36
Equity dividends	205	190
Other items	(21)	(20)

Combined shareholders’ funds under US GAAP	3,344	3,467

Cash Flow Information
Cash flows under UK and Dutch GAAP in respect of taxation, returns on investment, dividends received from joint ventures and servicing of finance would be included within operating activities under SFAS95. Under SFAS95 cash is aggregated for cash flow statements with cash equivalents, being short term investments with original maturities of three months or less.

Under US GAAP, the following amounts would be reported:

	2002 £m	2001 £m	2000 £m

Net cash provided by operating activities (including joint ventures)	709	927	605
Net cash used in investing activities	(244)	(2,368)	(899)
Net cash (used)/provided in financing activities	(338)	282	1,531

Net increase/(decrease) in cash and cash equivalents	127	(1,159)	1,237

Reconciliation of cash and cash equivalents:
Cash under UK and Dutch GAAP	169	96	85
Current asset investments with original maturity within 3 months	401	339	1,509

Cash and cash equivalents under US GAAP	570	435	1,594

F – 35

29. US accounting information – (continued)
Comprehensive Income Information
SFAS130: Reporting Comprehensive Income, requires that all items that are required to be recognised as components of comprehensive income under US accounting standards are reported in a separate financial statement. Under US GAAP, comprehensive income for the year ended December 31, 2002 would be £119m (2001: £4m loss; 2000: £182m income). Comprehensive income under US GAAP comprises net income for the financial year, adjustments to the fair value of available for sale investments, derivative instruments and exchange translation differences.

Under US GAAP, the following amounts would be reported:

	2002 £m	2001 £m	2000 £m

Net income/(loss) under US GAAP	365	(20)	60
Other comprehensive income (net of tax):
Available for sale investments	(34)	35	—
Pensions	(25)	—	—
Derivative instruments	7	(20)	—
Cumulative transition adjustment as at January 1, 2001	—	(86)	—
Amounts taken to net income during the year	7	66	—
Exchange translation differences	(194)	1	122

Comprehensive income/(loss) under US GAAP	119	(4)	182

Goodwill and intangible assets Net income under US GAAP for each of the three years ended December 31, 2002, adjusted to exclude the amortisation of goodwill (net of tax), are as follows:
	2002 £m	2001 £m	2000 £m

Net income under US GAAP
Reported net income	365	(20)	60
Goodwill amortisation	—	311	264
Equity method amortisation	—	4	4

Net income (excluding amortisation of goodwill)	365	295	328

As described in note 14, during the year a number of acquisitions were made for total consideration amounting to £99m, after taking account of net cash acquired of £4m. Under UK and Dutch GAAP the goodwill arising on the acquisitions was £37m and the intangible assets acquired, principally databases and other publishing content, have been attributed a fair value of £64m. These acquired intangible assets are being amortised under US GAAP and have a weighted average life of 13 years. No significant residual value has been assumed for any of these intangible assets.

The movements on the carrying value of goodwill under US GAAP can be analysed as follows:

	Science & Medical £m	Legal £m	Education £m	Business £m	Total £m

Net book amount
At December 31, 2000	231	1,333	70	686	2,320
Acquisitions	578	72	753	25	1,428
Sale of businesses	—	(1)	—	(24)	(25)
Amortisation	(79)	(114)	(12)	(106)	(311)
Exchange translation differences	1	34	(5)	4	34

At December 31, 2001	731	1,324	806	585	3,446
Acquisitions	4	20	1	12	37
Exchange translation differences	(65)	(116)	(74)	(3)	(258)

At December 31, 2002	670	1,228	733	594	3,225

At December 31, 2002, the carrying value of intangible assets other than goodwill not subject to amortisation under US GAAP, principally trade names, trade marks, imprints and titles, was £1,028m (2001: £1,137m).

F – 36

29. US accounting information – (continued)
Intangible assets subject to amortisation under US GAAP, principally publishing rights, journal subscriber bases, databases and other publishing content, can be analysed as follows:

	2002 £m	2001 £m

Cost	4,236	4,446
Accumulated amortisation	(1,352)	(1,131)

Net book amount	2,884	3,315

The amortisation charge for intangible assets under US GAAP for the year ended December 31, 2002 was £303m (2001: £564m). The future annual amortisation charge under US GAAP in respect of the intangible assets reflected in the balance sheet as at December 31, 2002 is estimated to be in the range of £250m to £300m for each of the five financial years ending December 31, 2007.

Pensions – UK Scheme
Reed Elsevier operates a number of pension schemes around the world. The major schemes are of a defined benefit type with assets held in separate trustee administered funds.

The most significant scheme is the main UK scheme which covers the majority of UK employees. The main UK pension scheme is much more significant than the other Reed Elsevier pension schemes because it includes substantial numbers of pensioners and deferred pensioners retained when the manufacturing businesses of Reed Elsevier PLC were divested in the late 1980s and the consumer publishing businesses in the mid 1990s.

The scheme is funded to cover future pension liabilities, including expected future earnings and pension increases, in respect of service up to the balance sheet date. The net pension credits in respect of this scheme calculated in accordance with SFAS87 were as follows:

	2002 £m	2001 £m	2000 £m

Service costs — benefits earned during the year	35	31	36
Interest cost on projected benefit obligations	72	73	67
Expected return on plan assets	(117)	(107)	(103)
Net amortisation and deferral	(43)	(40)	(15)

Net periodic pension credit	(53)	(43)	(15)

The following table sets forth the funded status under SFAS87 of the main UK scheme:
	2002 £m	2001 £m	2000 £m

Projected benefit obligation	(1,305)	(1,335)	(1,259)
Plan assets at fair value	1,357	1,566	1,747

Excess of plan assets	52	231	488
Unrecognised net loss/(gain)	239	8	(272)
Unrecognised net transition asset	(18)	(26)	(34)
Unrecognised prior service cost	20	27	15

Prepaid pension cost	293	240	197

F – 37

29. US accounting information – (continued)
	2002 £m	2001 £m	2000 £m

Projected benefit obligation
Balance at January 1,	1,335	1,259	1,301
Service cost	35	31	36
Interest cost	72	73	67
Prior service cost	—	—	4
Plan amendments	—	20	—
Actuarial gain	(85)	(2)	(91)
Contributions	5	4	—
Disbursements	(57)	(50)	(58)

Balance at December 31,	1,305	1,335	1,259

	2002 £m	2001 £m	2000 £m

Fair value of assets
Balance at January 1,	1,566	1,747	1,776
Actual return	(157)	(135)	25
Contributions	5	4	4
Disbursements	(57)	(50)	(58)

Balance at December 31,	1,357	1,566	1,747

	2002 £m	2001 £m	2000 £m

Prepaid pension cost
Balance at January 1,	240	197	182
Net periodic credit	53	43	15

Balance at December 31,	293	240	197

The principal assumptions for US GAAP purposes were:
	At December 31,

	2002	2001	2000

Discount rate	5.70%	5.50%	5.90%
Salary increases	4.30%	4.50%	4.70%
Investment return	7.30%	6.30%	6.20%
Pension increases	2.30%	2.50%	2.70%

Plan assets are invested primarily in equities, index-linked securities and liquid assets.

Pensions– US Schemes
The main US pension scheme covers substantially all of the US employees. The benefits are based on years of service and the employees’ compensation. The funding policy is to contribute at least the minimum legally required amount. The net pension costs in respect of this scheme calculated in accordance with SFAS87 were as follows:

	2002 £m	2001 £m	2000 £m

Service costs — benefits earned during the year	28	23	18
Interest cost on projected benefit obligations	21	19	15
Expected return on plan assets	(25)	(21)	(16)
Net amortisation and deferral	(2)	(1)	(1)
Recognised net actuarial loss	—	—	(1)

Net periodic pension cost	22	20	15

F – 38

29. US accounting information – (continued) The following table sets forth the funded status under SFAS87 of the principal US schemes including unfunded non- qualifying plans:
	2002 £m	2001 £m	2000 £m

Projected benefit obligation	(303)	(323)	(202)
Plan assets at fair value	215	266	184

Deficit of plan assets	(88)	(57)	(18)
Unrecognised net actuarial loss/(gain)	80	34	(20)
Unrecognised prior service (credit)/cost	(19)	1	(8)

Net amount recognised	(27)	(22)	(46)

The net amount recognised can be analysed as follows:
	2002 £m	2001 £m	2000 £m

Accrued pension cost	(27)	(22)	(51)
Additional minimum liability	(44)	(7)	—
Intangible asset	5	7	5
Accumulated other comprehensive income	39	—	—

Net amount recognised	(27)	(22)	(46)

	2002 £m	2001 £m	2000 £m

Projected benefit obligation
Balance at January 1,	323	202	159
Service cost	28	23	18
Interest cost	21	19	15
Plan amendments	(22)	9	1
Actuarial loss	3	20	13
Business combinations	—	85	(7)
Disbursements	(19)	(14)	(11)
Settlements and curtailments	—	(24)	—
Exchange translation adjustments	(31)	3	14

Balance at December 31,	303	323	202

	2002 £m	2001 £m	2000 £m

Fair value of assets
Balance at January 1,	266	184	175
Actual return	(24)	(12)	1
Contributions	13	37	12
Business combinations	—	87	(8)
Disbursements	(17)	(13)	(11)
Settlements and curtailments	—	(22)	—
Exchange translation adjustments	(23)	5	15

Balance at December 31,	215	266	184

F – 39

29. US accounting information – (continued)
	2002 £m	2001 £m	2000 £m

Accrued pension cost
Balance at January 1,	(22)	(46)	(41)
Additional obligations	—	—	—
Net periodic cost	(22)	(20)	(15)
Contributions	13	37	12
Disbursements	2	1	—
Business combinations	—	4	—
Settlements and curtailments	—	2	—
Exchange translation adjustments	2	—	(2)

Balance at December 31,	(27)	(22)	(46)

The principal assumptions were:
	At December 31,

	2002	2001	2000

Discount rate	6.75%	7.25%	7.50%
Salary increases	4.50%	4.50%	4.50%
Investment return	8.50%	8.75%	9.00%
Plan assets are invested primarily in listed stocks and US bonds.
Borrowings	2002 £m	2001 £m

Bank loans, overdrafts and commercial paper
Drawn under facilities expiring in year to December 31,
2003	—	345
2004	—	96
2005	80	—
Commercial paper	1,199	1,002

Total	1,279	1,443

	Currency	Year end interest rates %	2002 £m	2001 £m

Other loans and finance leases
Public Notes 2002	US dollar	8.25	—	104
Private Placement 2003	US dollar	8.50	78	86
Public Notes 2005	US dollar	7.00	94	104
Loan Notes 2005	Sterling	3.74	18	18
Public Notes 2006	US dollar	6.13	343	379
Term Loan 2006	Euro	3.98	29	—
Term Loan 2007	Euro	3.95	105	—
Term Loan 2007	US dollar	2.42	31	—
Swiss Domestic Bond 2007	US dollar	2.45	187	207
Public Notes 2007	US dollar	6.70	91	110
Public Notes 2008	US dollar	5.75	274	304
Public Notes 2011	US dollar	6.75	343	379
Public Notes 2022	US dollar	8.88	40	45
Private Placement 2023	US dollar	6.63	94	104
Public Debentures 2025	US dollar	7.50	94	104
Public Notes 2027	US dollar	7.20	120	132
Public Notes 2097	US dollar	7.30	32	95
Subordinated Debentures 2011	US dollar	6.50	24	29
Finance leases	Various	Various	22	16
Miscellaneous	Euro	Various	4	5

Total			2,023	2,221

F – 40

29. US accounting information – (continued) Interest rates disclosed above are those on the underlying borrowings and do not take account of net interest on interest rate swaps (see note 24).
	Bank loans, overdrafts and commercial paper £m	Other loans and finance leases £m	Total £m

Analysis by year of repayment
Within one year	1,279	88	1,367

Within one to two years	—	7	7
Within two to three years	—	114	114
Within three to four years	—	375	375
Within four to five years	—	416	416
Thereafter	—	1,023	1,023

	—	1,935	1,935

Total	1,279	2,023	3,302

	Expiring within 1 year £m	Expiring after 1 year £m	Total £m

Bank facilities at December 31, 2002
Overdraft	146	—	146
Uncommitted lines of credit	180	—	180
Committed facilities	1,788	400	2,188

Of the £400m committed facilities expiring after one year, £63m was utilised by way of letters of credit which support short term borrowings.

The committed facilities are subject to covenants which restrict gross borrowings and secured borrowings by reference to Reed Elsevier’s combined earnings before exceptional items, interest, tax, depreciation and amortisation. There is also a covenant restricting the ability to dispose of a substantial proportion of assets (except for full consideration) if such disposal materially and adversely affects the Reed Elsevier’s combined net assets or combined attributable profit.

Arrangements are in process to put in place appropriate facilities to replace the committed facilities expiring in 2003.

	2002	2001

Short term loans, overdrafts and commercial paper
Weighted average interest rate during year	3.7%	5.5%
Year end weighted average interest rate	2.4%	3.0%

The weighted average interest rate for the year was computed by dividing actual interest expense for the year by the average month-end amounts outstanding for short term bank loans and commercial paper.

Finance leases
At December 31, 2002, tangible fixed assets included gross costs of £33m (2001: £23m) and accumulated depreciation of £9m (2001: £7m) in respect of assets held under finance leases.

Operating leases
At December 31, 2002, future minimum lease payments under operating leases that have initial or remaining lease terms in excess of one year were as follows:

£m

Within one year	96
Within one to two years	94
Within two to three years	83
Within three to four years	76
Within four to five years	70
Thereafter	484

Total	903

F – 41

29. US accounting information – (continued)
Derivative instruments
No gain or loss was recognised in earnings during the year (2001: £nil) as a result of changes in the value of fair value hedges. All fair value hedges were effective and no component of the derivative instruments’ gain or loss was excluded from the assessment of hedge effectiveness.

Accruals and deferred income
Accruals and deferred income includes subscriptions and other revenues received in advance of £788m (2001: £836m).

F – 42

Return to contents REED ELSEVIER SCHEDULE II VALUATION AND QUALIFYING ACCOUNTS
	Balance at beginning of year	Cost and expenses	Other movements(1)	Deductions	Balance at end of year
	£m	£m	£m	£m	£m

Year ended December 31, 2000
Allowance for doubtful receivables	46	18	2	(19)	47
Year ended December 31, 2001
Allowance for doubtful receivables	47	21	29	(15)	82
Year ended December 31, 2002
Allowance for doubtful receivables	82	27	4	(37)	76

Year ended December 31, 2000
Provisions against inventories	42	6	—	(5)	43
Year ended December 31, 2001
Provisions against inventories	43	6	59	(7)	101
Year ended December 31, 2002
Provisions against inventories	101	13	2	(20)	96

(1) Other movements in 2001 include the acquisition of Harcourt and exchange rate movements.

F – 43

Return to contents REED ELSEVIER PLC (formerly Reed International P.L.C.) CONSOLIDATED FINANCIAL STATEMENTS

F – 44

Return to contents

REPORT OF INDEPENDENT AUDITORS

To the board of directors and shareholders of Reed Elsevier PLC.

We have audited the accompanying consolidated balance sheets of Reed Elsevier PLC and its subsidiaries as of December 31, 2002 and 2001, and the related consolidated profit and loss accounts and statements of total recognised gains and losses, reconciliations of shareholders’ funds and cash flow statements for the three years ended December 31, 2002. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Reed Elsevier PLC and its subsidiaries at December 31, 2002 and 2001 and the results of their operations and their cash flows for the three years ended December 31, 2002, in conformity with accounting principles generally accepted in the United Kingdom.

Accounting principles generally accepted in the United Kingdom vary in significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of net income for the each of the three years ended December 31, 2002, and the determination of shareholders’ funds at December 31, 2002 and 2001, to the extent summarised in note 22 to the consolidated financial statements.

DELOITTE & TOUCHE Chartered Accountants & Registered Auditors London, England February 19, 2003

F – 45

Return to contents REED ELSEVIER PLC CONSOLIDATED PROFIT AND LOSS ACCOUNT FOR THE YEAR ENDED DECEMBER 31, 2002
		2002	2001	2000
	Note	£m	£m	£m

Turnover
Including share of turnover of joint ventures		2,656	2,412	1,994
Less: share of turnover of joint ventures		(2,656)	(2,412)	(1,994)

		—	—	—
Administrative expenses		(1)	(1)	(1)

Operating loss (before joint ventures)	5	(1)	(1)	(1)

Share of operating profit of joint ventures
Before amortisation and exceptional items	3	593	519	414
Amortisation of goodwill and intangible assets		(279)	(265)	(248)
Exceptional items		(52)	(52)	(60)

		262	202	106

Operating profit including joint ventures		261	201	105

Share of non operating exceptional items of joint ventures		(6)	14	45

		(6)	14	45

Net interest income/(expense)
Group	8	3	12	5
Share of net interest of joint ventures		(112)	(87)	(59)

		(109)	(75)	(54)

Profit on ordinary activities before taxation		146	140	96
Tax on profit on ordinary activities	9	(57)	(79)	(85)
UK corporation tax		(1)	(3)	(2)
Share of tax of joint ventures		(56)	(76)	(83)

Profit attributable to ordinary shareholders		89	61	11
Equity dividends paid and proposed	10	(143)	(132)	(123)

Retained loss taken to reserves		(54)	(71)	(112)

		2002	2001	2000
	Note	£m	£m	£m

Adjusted figures
Adjusted profit before tax	11	490	449	365
Adjusted profit attributable to ordinary shareholders	11	361	330	270

Adjusted figures, which exclude the amortisation of goodwill and intangible assets, exceptional items and related tax effects, are presented as additional performance measures, and are reconciled to the reported figures in note 11 to the financial statements.

		2002	2001	2000
	Note	pence	pence	pence

Earnings per ordinary share (“EPS”)
Basic EPS	12	7.0	4.8	1.0
Diluted EPS	12	7.0	4.8	1.0
EPS based on 52.9% economic interest in the Reed Elsevier combined businesses	12	7.6	5.3	1.5
Adjusted EPS	12	28.5	26.1	23.3

The above amounts derive from continuing activities. The accompanying notes on pages F-50 to F-62 are an integral part of these consolidated financial statements

F – 46

Return to contents REED ELSEVIER PLC CONSOLIDATED CASH FLOW STATEMENT FOR THE YEAR ENDED DECEMBER 31, 2002
		2002	2001	2000
	Note	£m	£m	£m

Net cash outflow from operating activities	13	—	(3)	(1)
Dividends received from Reed Elsevier Group plc		135	127	97

Interest received		3	13	4

Returns on investments and servicing of finance		3	13	4

Taxation		(1)	(3)	(1)

Fixed asset investments	13	—	(406)	—

Acquisitions and disposals		—	(406)	—

Equity dividends paid		(135)	(126)	(98)

Cash inflow/(outflow) before changes in short term investments and financing		2	(398)	1

Decrease/(increase) in short term investments	13	—	431	(431)

Issue of ordinary shares		16	10	709
Increase in net funding balances to Reed Elsevier Group plc group	13	(18)	(43)	(279)

Financing		(2)	(33)	430

Change in net cash		—	—	—

Short term investments include deposits of under one year if the maturity or notice period exceeds 24 hours, commercial paper investments and interest bearing securities that can be realised without significant loss at short notice.

The accompanying notes on pages F-50 to F-62 are an integral part of these consolidated financial statements

F – 47

Return to contents

REED ELSEVIER PLC
CONSOLIDATED BALANCE SHEET
AS AT DECEMBER 31, 2002

		2002	2001
	Note	£m	£m

Fixed assets
Investment in joint ventures:	14
Share of gross assets		4,666	5,241
Share of gross liabilities		(3,683)	(4,113)

Share of net assets		983	1,128

Current assets
Debtors	15	573	555

		573	555
Creditors: amounts falling due within one year	16	(113)	(104)

Net current assets		460	451

Total assets less current liabilities		1,443	1,579
Creditors: amounts falling due after more than one year	17	(36)	(36)

Net assets		1,407	1,543

Capital and reserves
Called up share capital	18	159	158
Share premium account	20	951	936
Capital redemption reserve	20	4	4
Profit and loss reserve	20	293	445

Shareholders’ funds		1,407	1,543

The accompanying notes on pages F-50 to F-62 are an integral part of these consolidated financial statements

F – 48

Return to contents

REED ELSEVIER PLC
CONSOLIDATED STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES
FOR THE YEAR ENDED DECEMBER 31, 2002

	2002	2001	2000
	£m	£m	£m

Profit attributable to ordinary shareholders	89	61	11
Exchange translation differences	(98)	(2)	60

Total recognised gains and losses for the year	(9)	59	71

Recognised gains and losses include losses of £3m (2001: gains of £65m; 2000: gains of £75m) in respect of joint ventures.

Return to contents

RECONCILIATION OF SHAREHOLDERS’ FUNDS
FOR THE YEAR ENDED DECEMBER 31, 2002

	Consolidated

	2002	2001	2000
	£m	£m	£m

Profit attributable to ordinary shareholders	89	61	11
Equity dividends paid and proposed	(143)	(132)	(123)
Issue of ordinary shares, net of expenses	16	10	708
Exchange translation differences	(98)	(2)	60
Equalisation adjustments	—	(3)	(28)

Net (decrease)/increase in shareholders’ funds	(136)	(66)	628
Shareholders’ funds at January 1,	1,543	1,609	981

Shareholders’ funds at December 31,	1,407	1,543	1,609

The accompanying notes on pages F-50 to F-62 are an integral part of these consolidated financial statements

F – 49

Return to contents

REED ELSEVIER PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. Basis of financial statements
On January 1, 1993, Reed Elsevier PLC and Reed Elsevier NV contributed their businesses to two companies, Reed Elsevier Group plc and Elsevier Reed Finance BV. Reed Elsevier Group plc, which owns all the publishing and information businesses, is incorporated in England and Elsevier Reed Finance BV, which owns the financing and treasury companies, is incorporated in the Netherlands. Reed Elsevier PLC and Reed Elsevier NV each hold a 50% interest in Reed Elsevier Group plc. Reed Elsevier PLC holds a 39% interest in Elsevier Reed Finance BV with Reed Elsevier NV holding a 61% interest. Reed Elsevier PLC additionally holds an indirect equity interest in Reed Elsevier NV, reflecting the arrangements entered into between Reed Elsevier PLC and Reed Elsevier NV at the time of the merger, which determined the equalisation ratio whereby one Reed Elsevier NV ordinary share is, in broad terms, intended to confer equivalent economic interests to 1.538 Reed Elsevier PLC ordinary shares.

Under the equalisation arrangements Reed Elsevier PLC shareholders have a 52.9% economic interest in the Reed Elsevier combined businesses and Reed Elsevier NV shareholders (other than Reed Elsevier PLC) have a 47.1% interest. Holders of ordinary shares in Reed Elsevier PLC and Reed Elsevier NV enjoy substantially equivalent dividend and capital rights with respect to their ordinary shares.

2. Accounting policies
Basis of preparation
The consolidated financial statements have been prepared under the historical cost convention in accordance with UK GAAP. These principles differ in certain significant respects from US GAAP; see note 22. Amounts in the financial statements are stated in pounds sterling (“£”).

Determination of profit
The Reed Elsevier PLC share of the Reed Elsevier combined results has been calculated on the basis of the 52.9% economic interest of the Reed Elsevier PLC shareholders in the Reed Elsevier combined businesses, after taking account of results arising in Reed Elsevier PLC and its subsidiary undertakings. Dividends paid to Reed Elsevier PLC and Reed Elsevier NV shareholders are equalised at the gross level inclusive of the UK tax credit received by certain Reed Elsevier PLC shareholders. In the financial statements, an adjustment is required to equalise the benefit of the tax credit between the two sets of shareholders in accordance with the equalisation agreement. This equalisation adjustment arises on dividends paid by Reed Elsevier PLC to its shareholders and reduces the attributable earnings of the company by 47.1% of the total amount of the tax credit.

The accounting policies adopted in the preparation of the combined financial statements are set out in note 2 to the Reed Elsevier combined financial statements.

Basis of valuation of assets and liabilities
Reed Elsevier PLC’s 52.9% economic interest in the net assets of the combined businesses has been shown on the balance sheet as interests in joint ventures, net of the assets and liabilities reported as part of Reed Elsevier PLC and its subsidiaries. Joint ventures are accounted for using the gross equity method.

Foreign exchange translation
Profit and loss items are translated at average exchange rates. In the consolidated balance sheet, assets and liabilities are translated at rates ruling at the balance sheet date or contracted rates where applicable. The gains or losses relating to the retranslation of Reed Elsevier PLC’s 52.9% economic interest in the net assets of the combined businesses are taken directly to reserves.

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

F – 50

3. Income from interests in joint ventures

	2002 £m	2001 £m	2000 £m

Share of operating profit before amortisation and exceptional items (based on 52.9% economic interest in the Reed Elsevier combined businesses)	599	524	419
Effect of tax credit equalisation on distributed earnings (see note 4)	(7)	(6)	(6)
Items consolidated within Reed Elsevier PLC group	1	1	1

	593	519	414

Segmental analysis of the Reed Elsevier combined results is shown in the Reed Elsevier combined financial statements.

4. Effect of tax credit equalisation on distributed earnings
The equalisation adjustment arises on dividends paid by Reed Elsevier PLC to its shareholders and reduces the earnings of the company by 47.1% of the total amount of the tax credit, as set out in the accounting policies in note 2.

5. Operating loss
The operating loss comprises administrative expenses and includes £318,000 (2001: £278,000; 2000: £255,000) paid in the year to Reed Elsevier Group plc under a contract for the services of directors and administrative support. The company has no employees (2001 and 2000: nil).

6. Auditors’ remuneration
Audit fees payable for the group were £23,000 (2001: £23,000; 2000: £22,000).

7. Directors’ emoluments
Information on directors’ remuneration, share options, longer term incentive plans, pension contributions and entitlements is set out in Item 6: Directors, Senior Management and Employees and forms part of these financial statements.

8. Net interest

	2002 £m	2001 £m	2000 £m

Interest receivable and similar income
On short term investments	—	11	2
On loans to Reed Elsevier Group plc group	3	1	3

Net interest income	3	12	5

F – 51 9. Tax on profit on ordinary activities
	2002 £m	2001 £m	2000 £m

UK corporation tax	1	3	2
Share of tax arising in joint ventures:
Before amortisation and exceptional items	128	116	94
On amortisation and exceptional items	(72)	(40)	(11)

Total	57	79	85

UK corporation tax has been provided at 30% (2001: 30%; 2000: 30%).

The share of tax arising in joint ventures as a proportion of the share of profit before tax is increased due to non tax-deductible amortisation and, in 2002 and 2001, reduced due to exceptional tax credits. In 2000 the share of tax arising in joint ventures is high as a proportion of the share of profit before tax principally due also to the non-recognition of potential deferred tax assets.

10. Dividends

	2002 £m	2001 £m	2000 £m

Interim	41	38	35
Final (2002 proposed)	102	94	88

Total	143	132	123

	2002 pence	2001 pence	2000 pence

Ordinary shares of 12.5 pence each
Interim	3.2	3.1	3.1
Final (2002 proposed)	8.0	7.4	6.9

Total	11.2	10.5	10.0

F – 52 11. Adjusted figures Adjusted profit and cash flow figures are used as additional performance measures. The adjusted figures are derived as follows:
	2002 £m	2001 £m	2000 £m

Profit before tax	146	140	96
Effect of tax credit equalisation on distributed earnings	7	6	6

Profit before tax based on 52.9% economic interest in the Reed Elsevier combined businesses	153	146	102
Adjustments:
Amortisation of goodwill and intangible assets	279	265	248
Exceptional items	58	38	15

Adjusted profit before tax	490	449	365

Profit attributable to ordinary shareholders	89	61	11
Effect of tax credit equalisation on distributed earnings	7	6	6

Profit attributable to ordinary shareholders based on 52.9% economic interest in the Reed Elsevier combined businesses	96	67	17
Adjustments:
Amortisation of goodwill and intangible assets	271	268	248
Exceptional items	(6)	(5)	5

Adjusted profit attributable to ordinary shareholders	361	330	270

	2002 pence	2001 pence	2000 pence

Basic earnings per ordinary share	7.0	4.8	1.0
Effect of tax credit equalisation on distributed earnings	0.6	0.5	0.5

Earnings per share based on 52.9% economic interest in the Reed Elsevier combined businesses	7.6	5.3	1.5
Adjustments:
Amortisation of goodwill and intangible assets	21.4	21.2	21.4
Exceptional items	(0.5)	(0.4)	0.4

Adjusted earnings per ordinary share	28.5	26.1	23.3

F – 53

12. Earnings per ordinary share (EPS)
	2002

	Earnings £m	Weighted average number of shares (millions)	EPS pence

Basic EPS	89	1,264.7	7.0
Diluted EPS	89	1,270.8	7.0
EPS based on 52.9% economic interest in the Reed Elsevier combined businesses	96	1,264.7	7.6
Adjusted EPS (see note 11)	361	1,264.7	28.5

	2001

	Earnings £m	Weighted average number of shares (millions)	EPS pence

Basic EPS	61	1,262.6	4.8
Diluted EPS	61	1,273.3	4.8
EPS based on 52.9% economic interest in the Reed Elsevier combined businesses	67	1,262.6	5.3
Adjusted EPS (see note 11)	330	1,262.6	26.1

	2000

	Earnings £m	Weighted average number of shares (millions)	EPS pence

Basic EPS	11	1,156.4	1.0
Diluted EPS	11	1,161.2	1.0
EPS based on 52.9% economic interest in the Reed Elsevier combined businesses	17	1,156.4	1.5
Adjusted EPS (see note 11)	270	1,156.4	23.3

The diluted EPS figures are calculated after taking account of the effect of share options.

13. Cash flow statement

Reconciliation of operating loss to net cash outflow from operating activities	2002 £m	2001 £m	2000 £m

Operating loss	(1)	(1)	(1)
Net movement in debtors and creditors	1	(2)	—

Net cash outflow from operating activities	—	(3)	(1)

	Short term investments £m	Net funding balances to Reed Elsevier Group plc group £m	Total £m

Reconciliation of net funding balances
At December 31, 1999	—	197	197
Cash flow	431	279	710

At December 31, 2000	431	476	907
Cash flow	(431)	43	(388)

At December 31, 2001	—	519	519
Cash flow	—	18	18

At December 31, 2002	—	537	537

F – 54

13. Cash flow statement – (continued)
Fixed asset investments
On April 12, 2001, Reed Holding BV, a wholly owned subsidiary of Reed Elsevier PLC, subscribed for 629,298 R-shares in Reed Elsevier NV at a cost of £59m, so as to maintain Reed Elsevier PLC’s 5.8% indirect equity interest in Reed Elsevier NV. Reed Holding BV issued shares to Reed Elsevier PLC for an equivalent amount to fund the transaction.

On July 11, 2001, Reed Elsevier PLC took up its rights in a rights issue by Elsevier Reed Finance BV and subscribed for 32 R-shares in the company at a cost of £347m.

14. Fixed asset investments

	2002 £m	2001 £m

Investment in joint ventures
Share of operating profit	262	202
Share of non operating exceptional items	(6)	14
Share of net interest payable	(112)	(87)

Share of profit before tax	144	129
Share of taxation	(56)	(76)

Share of profit after tax	88	53
Dividends received	(135)	(127)
Fixed asset investments (see note 13)	—	406
Exchange translation differences	(98)	(2)
Equalisation adjustments	—	(3)

Net movement in the year	(145)	327

At January 1,	1,128	801

At December 31,	983	1,128

The investment in joint ventures comprises the group’s share at the following amounts of:

	2002 £m	2001 £m

Fixed assets	3,406	3,943
Current assets	1,260	1,298
Creditors: amounts falling due within one year	(2,380)	(2,638)
Creditors: amounts falling due after more than one year	(1,201)	(1,324)
Provisions	(99)	(148)
Minority interests	(3)	(3)

Total	983	1,128

Included within share of current assets and creditors are cash and short term investments of £302m (2001: £230m) and borrowings of £1,747m (2001: £1,938m) respectively. 15. Debtors
	2002 £m	2001 £m

Amounts owed by Reed Elsevier Group plc group	573	555

Amounts falling due after more than one year are £40m (2001: £40m). These amounts are denominated in sterling and earn interest at a fixed rate of 9.8% (2001: 9.8%) for a duration of five years (2001: six years). At December 31, 2002, these amounts had a fair value of £49m (2001: £49m).

F – 55

16. Creditors: amounts falling due within one year

	2002 £m	2001 £m

Other creditors	1	—
Proposed dividend	102	94
Taxation	10	10

Total	113	104

17. Creditors: amounts falling due after more than one year

	2002 £m	2001 £m

Amounts owed to Reed Elsevier Group plc group	36	36

These amounts are denominated in sterling and earn interest at a fixed rate of 10.5% (2001: 10.5%) for a duration of three years (2001: four years). At December 31, 2002, these amounts had a fair value of £42m (2001: £43m).

18. Called up share capital

	Authorised	Issued and fully paid

	2002 £m	2002 £m	2001 £m

Ordinary shares of 12.5p each	159	159	158
Unclassified shares of 12.5p each	25	—	—

Total	184	159	158

Details of shares issued under share option schemes are set out in note 19.

The authorised share capital consists of 1,471.5m ordinary shares of 12.5p each. As at December 31, 2002, the issued share capital was 1,268.4m (2001: 1,264.9m) ordinary shares.

19. Share option schemes
Reed Elsevier Group plc operates a savings related share option scheme, which is open to all UK employees of Reed Elsevier Group plc and participating companies under its control who are in employment on a predetermined date prior to the date of invitation. The following options have been granted over Reed Elsevier PLC ordinary shares, and may be exercised at the end of the savings period at a price equivalent to not less than 80% of the market value of the Reed Elsevier PLC ordinary shares at the time of grant.

Transactions during the three years ended December 31, 2002 were:

	Number of ordinary shares	Exercise price (pence)

Outstanding at December 31, 1999	3,778,738
Granted	2,542,410	336.2
Exercised	(824,500)	320.6-499.2
Lapsed	(1,121,753)

Outstanding at December 31, 2000	4,374,895
Granted	873,282	500.0
Exercised	(621,699)	320.6-500.0
Lapsed	(594,475)

Outstanding at December 31, 2001	4,032,003
Granted	858,783	543.2
Exercised	(701,962)	336.2-500.0
Lapsed	(579,985)

Outstanding at December 31, 2002	3,608,839

F – 56

19. Share option schemes – (continued)
The above options may, upon exercise, be met by the issue of new Reed Elsevier PLC ordinary shares. Options outstanding at December 31, 2002 were exercisable by 2008. 37,342 options had vested at December 31, 2002.

Reed Elsevier Group plc operates an Executive Share Option Scheme and options are granted to selected full time employees of Reed Elsevier. Options granted over Reed Elsevier PLC ordinary shares are normally exercisable after three years and may be exercised up to ten years from the date of grant at a price equivalent to the market value of the Reed Elsevier PLC ordinary shares at the time of grant.

Transactions during the three years ended December 31, 2002 were:

	Number of ordinary shares	Exercise price (pence)

Outstanding at December 31, 1999	23,740,973
Granted	3,401,931	436.5-700.0
Exercised	(2,295,145)	188.7-585.2
Lapsed	(1,122,384)

Outstanding at December 31, 2000	23,725,375
Granted	9,488,809	519.0-693.0
Exercised	(1,804,764)	208.75-611.0
Lapsed	(793,334)

Outstanding at December 31, 2001	30,616,086
Granted	8,772,673	533.0-693.0
Exercised	(2,795,419)	321.75-659.0
Lapsed	(2,312,137)

Outstanding at December 31, 2002	34,281,203

The above outstanding options may, upon exercise, be met by the issue of new Reed Elsevier PLC ordinary shares. Options outstanding at December 31, 2002 were exercisable by 2012. 4,360,350 options had vested at December 31, 2002.

In addition to the above, 12,899,138 options were outstanding at December 31, 2002 under the Reed Elsevier Group plc Senior Executive Long Term Incentive Scheme at prices ranging between 436.5p and 700p. Subject to the achievement of total shareholder return targets, such options are exercisable from January 1, 2005 and the options will be met by the issue of new Reed Elsevier PLC ordinary shares.

Excluded from the above are options granted until 1999 under the Reed Elsevier Group plc Executive Share Option Schemes (No. 2) which, upon exercise, will be met by the Reed Elsevier Employee Benefit Trust (“EBT”) from shares purchased in the market. At December 31, 2002, there were 2,281,592 such options outstanding at exercise prices ranging between 424p and 677.25p. The EBT will also be used to satisfy nil cost options granted to certain senior executives. At December 31, 2002, there were 555,502 such options outstanding.

F – 57

20. Reserves

	Share premium account £m	Capital redemption reserve £m	Profit and loss reserve £m	Total £m

At December 31, 1999	233	4	601	838

Profit attributable to ordinary shareholders	—	—	11	11
Equity dividends paid and proposed	—	—	(123)	(123)
Issue of ordinary shares, net of expenses	693	—	—	693
Exchange translation differences	—	—	60	60
Equalisation adjustments	—	—	(28)	(28)

At December 31, 2000	926	4	521	1,451

Profit attributable to ordinary shareholders	—	—	61	61
Equity dividends paid and proposed	—	—	(132)	(132)
Issue of ordinary shares, net of expenses	10	—	—	10
Exchange translation differences	—	—	(2)	(2)
Equalisation adjustments	—	—	(3)	(3)

At December 31, 2001	936	4	445	1,385

Profit attributable to ordinary shareholders	—	—	89	89
Equity dividends paid and proposed	—	—	(143)	(143)
Issue of ordinary shares, net of expenses	15	—	—	15
Exchange translation differences	—	—	(98)	(98)

At December 31, 2002	951	4	293	1,248

Reed Elsevier PLC’s share of the revenue reserves of the Reed Elsevier combined businesses is £402m (2001: £582m).

21. Contingent liabilities
There are contingent liabilities in respect of borrowings of the Reed Elsevier Group plc group and Elsevier Reed Finance BV group guaranteed by Reed Elsevier PLC as follows:

	2002 £m	2001 £m

Guaranteed jointly and severally with Reed Elsevier NV	2,934	3,086

Financial instruments disclosures in respect of the borrowings covered by the above guarantees are given in note 24 to the Reed Elsevier combined financial statements.

F – 58

22. US accounting information
Summary of the principal differences between UK and US GAAP
The consolidated financial statements are prepared in accordance with UK GAAP, which differs in certain significant respects from US GAAP. These differences relate principally to the following items and the effect of material differences on net income and shareholders’ funds is shown in the following tables.

Impact of US GAAP adjustments to combined financial statements
Reed Elsevier PLC accounts for its 52.9% economic interest in the Reed Elsevier combined businesses, before the effect of tax credit equalisation (see note 4), by the gross equity method in conformity with UK GAAP which is similar to the equity method in US GAAP. Using the equity method to present its net income and shareholders’ funds under US GAAP, Reed Elsevier PLC reflects its 52.9% share of the effects of differences between UK and US GAAP relating to the combined businesses as a single reconciling item. The most significant differences relate to the capitalisation and amortisation of goodwill and intangibles, pensions, deferred taxes and derivative financial instruments. A more complete explanation of the accounting policies used by the Reed Elsevier combined businesses and the differences between UK and US GAAP is given in note 29 to the Reed Elsevier combined financial statements.

Equity dividends
Under UK GAAP, dividends are provided for in the year in respect of which they are proposed by the directors. Under US GAAP, such dividends would not be provided for until they are formally declared by the directors.

Exceptional items
Exceptional items are material items within Reed Elsevier PLC’s ordinary activities which under UK GAAP are required to be disclosed separately due to their size or incidence. These items do not qualify as extraordinary under US GAAP and are considered a part of operating results.

Stock based compensation
SFAS123: Accounting for Stock Based Compensation, establishes a fair value based method of computing compensation cost. It encourages the application of this method in the profit and loss account instead of intrinsic value based methods. Where fair values are not applied, the proforma effect on net income must be disclosed.

The disclosure only provisions of SFAS123 have been adopted. The following table illustrates the proforma effect on net income and earnings per share under US GAAP if the combined businesses had applied the fair value recognition provisions of SFAS123 to stock based compensation and Reed Elsevier PLC had recorded its share of the resulting charge.

	2002 £m	2001 £m	2000 £m

Net income/(loss) under US GAAP as reported	186	(16)	27
Less: share of additional stock compensation expense determined under SFAS123 compared to APB25	(19)	(11)	(12)

Proforma net income/(loss) under US GAAP	167	(27)	15

Earnings per share under US GAAP
Basic — as reported (pence)	14.7p	(1.3)p	2.3p
Basic — proforma (pence)	13.2p	(2.1)p	1.3p
Diluted — as reported (pence)	14.6p	(1.3)p	2.3p
Diluted — proforma (pence)	13.1p	(2.1)p	1.3p

Additional disclosures regarding share options granted over Reed Elsevier PLC ordinary shares, and the method and assumptions used to determine fair values, are set out under share option schemes below.

F – 59

22. US accounting information – (continued)
Effects on net income of material differences between UK GAAP and US GAAP

	2002 £m	2001 £m	2000 £m

Net income under UK GAAP	89	61	11
Impact of US GAAP adjustments to combined financial statements	97	(77)	16

Net income/(loss) under US GAAP	186	(16)	27

Basic earnings/(loss) per ordinary share under US GAAP (pence)	14.7p	(1.3)p	2.3p

Diluted earnings/(loss) per ordinary share under US GAAP (pence)	14.6p	(1.3)p	2.3p

The basic and diluted earnings/(loss) per ordinary share under US GAAP includes a 52.9% share of the exceptional items, as follows:
(i)

for 2002, 3.1p loss in respect of reorganisation costs related to employee severance, principally in the Business and Legal segments, and acquisition related costs arising on the integration and rationalisation of Harcourt and other recent acquisitions, and 3.6p gain in respect of the disposal of businesses and fixed asset investments;

(ii)

for 2001, 1.5p loss in respect of reorganisation costs, principally headcount reduction in the Business division, and acquisition related costs arising from the integration of Harcourt and other recent acquisitions, and 1.9p gain primarily in respect of the disposal of OAG Worldwide, Cahners Travel Group, Bowker and certain training businesses in the Netherlands; and

(iii)

for 2000, 3.9p loss principally in respect of the costs of a major programme of reorganisation across the Reed Elsevier businesses commenced in 1999 and 3.5p gain in respect of businesses disposed in 2000.

Effects on shareholders’ funds of material differences between UK and US GAAP
	2002 £m	2001 £m

Shareholders’ funds under UK GAAP	1,407	1,543
Impact of US GAAP adjustments to combined financial statements	259	197
Equity dividends not declared in the period	102	94

Shareholders’ funds under US GAAP	1,768	1,834

Comprehensive Income Information
SFAS130: Reporting Comprehensive Income requires that all items that are required to be recognised as components of comprehensive income under US GAAP are reported in a separate financial statement. Under US GAAP, comprehensive income for 2002 would be £56m (2001: £10m loss; 2000: £74m income). Under US GAAP, comprehensive income per share for 2002 would be 4.4p (2001: 0.8p loss; 2000: 6.4p income). Comprehensive income under US GAAP comprises net income for the financial year, share of the comprehensive income items arising in the combined businesses, equalisation and exchange translation differences.

F – 60

22. US accounting information – (continued)
Share option schemes
A summary of the share option schemes operated over Reed Elsevier PLC ordinary shares is set out in note 19. Additional information is also provided under Item 6: Directors, Senior Management and Employees, on pages 48 to 53, including performance conditions.

The tables set out below provide additional information regarding share options granted over Reed Elsevier PLC ordinary shares under the savings related share option scheme, the Executive Share Option Scheme and the Reed Elsevier Group plc Senior Executive Long Term Incentive Scheme which may be met from the issue of ordinary shares for the three years ended December 31, 2002.

Movement in options outstanding

	2002		2001		2000

	Number of ordinary shares	Weighted average exercise price (pence)	Number of ordinary shares	Weighted average exercise price (pence)	Number of ordinary shares	Weighted average exercise price (pence)

Outstanding at January 1,	47,998,993	497	42,471,136	466	27,519,711	462
Granted	9,600,847	595	10,371,430	606	20,336,549	464
Exercised	(3,497,381)	471	(2,406,463)	474	(3,019,245)	437
Lapsed	(3,313,279)	496	(2,437,110)	448	(2,365,879)	443

Outstanding at December 31,	50,789,180	517	47,998,993	497	42,471,136	466

Exercisable at December 31,	4,397,692	529	5,895,494	532	6,050,304	492

Options granted during year
	2002		2001		2000

	Weighted average exercise price (pence)	Weighted average fair value (pence)	Weighted average exercise price (pence)	Weighted average fair value (pence)	Weighted average exercise price (pence)	Weighted average fair value (pence)

Options whose exercise price is less than the market price of ordinary shares on date of grant	543	144	500	156	336	118
Options whose exercise price equals the market price of ordinary shares on date of grant	600	142	616	179	482	184

The number of ordinary shares under options granted in 2002 included above where the exercise price is less than the market price on date of grant was 858,783 (2001: 873,282; 2000: 2,542,410).

The fair value of each option grant is estimated on the date of grant using the Black Scholes option pricing model with the following assumptions for grants made in the year:

	2002	2001	2000

Expected life (years)	3.1	3.3	4.3
Expected dividend yield	1.79%	1.86%	1.90%
Expected volatility	32.08%	38.64%	44.11%
Risk free interest rate	4.37%	5.05%	5.50%

F – 61

22. US accounting information – (continued) Options outstanding at December 31, 2002
	Options outstanding			Options exercisable

Range of exercise prices (pence)	Number of ordinary shares	Weighted average remaining period to vesting (years)	Weighted average exercise price (pence)	Number of ordinary shares	Weighted average exercise price (pence)

301-350	1,751,495	1.1	336	80,000	322
401-450	19,961,682	1.6	429	1,163,792	404
451-500	2,153,763	0.9	477	—	—
501-550	5,214,175	2.1	529	101,900	523
551-600	13,293,235	1.8	589	2,350,100	575
601-650	2,510,686	1.7	626	701,900	611
651-700	5,904,144	1.3	663	—	—

	50,789,180	1.6	517	4,397,692	529

The majority of options are subject to performance conditions that must be met before they can vest. The weighted average remaining period to vesting is presented on the basis that these performance conditions are met.

F – 62

Return to contents REED ELSEVIER NV (formerly Elsevier NV) FINANCIAL STATEMENTS

F – 63

Return to contents

REPORT OF INDEPENDENT AUDITORS

To the members of the supervisory and executive boards and the shareholders of Reed Elsevier NV.

We have audited the accompanying balance sheets of Reed Elsevier NV as of December 31, 2002 and 2001, and the related profit and loss accounts and statements of total recognised gains and losses, reconciliations of shareholders’ funds and cash flow statements for the three years ended December 31, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Reed Elsevier NV at December 31, 2002 and 2001 and the results of its operations and its cash flows for the three years ended December 31, 2002, in conformity with accounting principles generally accepted in the Netherlands.

Accounting principles generally accepted in the Netherlands vary in significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of net income for the each of the three years ended December 31, 2002, and the determination of shareholders’ funds at December 31, 2002 and 2001, to the extent summarised in note 15 to the financial statements.

DELOITTE & TOUCHE
Accountants
Amsterdam, The Netherlands
February 19, 2003

F – 64

Return to contents REED ELSEVIER NV PROFIT AND LOSS ACCOUNT FOR THE YEAR ENDED DECEMBER 31, 2002
	Note	2002 €m	2001 €m	2000 €m

Turnover
Including share of turnover of joint ventures		3,991	3,671	3,091
Less: share of turnover of joint ventures		(3,991)	(3,671)	(3,091)

		—	—	—
Administrative expenses		(3)	(3)	(3)

Operating loss (before joint ventures)	3	(3)	(3)	(3)

Share of operating profit of joint ventures
Before amortisation and exceptional items		904	800	654
Amortisation of goodwill and intangible assets		(419)	(403)	(384)
Exceptional items		(79)	(79)	(95)

		406	318	175

Operating profit including joint ventures		403	315	172

Share of non operating exceptional items of joint ventures		(9)	20	70

		(9)	20	70

Net interest income/(expense)
Group	4	7	63	7
Share of net interest of joint ventures		(171)	(177)	(92)

		(164)	(114)	(85)

Profit on ordinary activities before taxation		230	221	157
Tax on profit on ordinary activities		(86)	(120)	(130)

Profit attributable to ordinary shareholders		144	101	27
Equity dividends paid and proposed		(221)	(221)	(200)

Retained loss taken to reserves		(77)	(120)	(173)

		2002	2001	2000
	Note	€m	€m	€m

Adjusted figures
Adjusted profit before tax	5	737	683	566
Adjusted profit attributable to ordinary shareholders	5	542	503	419

Adjusted figures, which exclude the amortisation of goodwill and intangible assets, exceptional items and related tax effects, are presented as additional performance measures, and are reconciled to the reported figures in note 5 to the financial statements.

	Note	2002 €	2001 €	2000 €

Earnings per share (“EPS”)
Basic EPS	5	0.18	0.13	0.04
Diluted EPS		0.18	0.13	0.03
Adjusted EPS	5	0.69	0.64	0.59

The above amounts derive from continuing activities.
		2002	2001	2000

Weighted average number of ordinary share equivalents (in millions)	11
Basic		783	780	715
Diluted		787	786	716

The diluted weighted average number of shares takes account of the effect of share options. The accompanying notes on pages F-68 to F-76 are an integral part of these financial statements.

F – 65

Return to contents REED ELSEVIER NV CASH FLOW STATEMENT FOR THE YEAR ENDED DECEMBER 31, 2002
	Note	2002 €m	2001 €m	2000 €m

Net cash outflow from operating activities		—	(3)	(2)

Dividends received from joint ventures		150	100	623

Interest received		6	62	4

Returns on investments and servicing of finance		6	62	4

Taxation		(3)	17	4
Investment in joint venture	6	—	(916)	(533)

Acquisitions and disposals		—	(916)	(533)

Equity dividends paid		(222)	(204)	(160)

Cash outflow before changes in short term investments and financing		(69)	(944)	(64)
Decrease/(increase) in short term investments		10	946	(952)
Issue of shares, net of expenses		22	92	956
Net repayment of debenture loans		(1)	(1)	(2)
Decrease/(increase) in funding balances to joint ventures		38	(93)	62

Financing		59	(2)	1,016

Change in net cash		—	—	—

Short term investments include deposits of under one year if the maturity or notice period exceeds 24 hours, commercial paper investments and interest bearing securities that can be realised without significant loss at short notice.

The accompanying notes on pages F-68 to F-76 are an integral part of these financial statements.

F – 66

Return to contents REED ELSEVIER NV BALANCE SHEET AFTER APPROPRIATION OF PROFITS AS AT DECEMBER 31, 2002
	Note	2002 €m	2001 €m

Fixed assets	6	2,195	2,506

Current assets
Debtors	7	56	94
Short term investments		15	25

		71	119
Creditors: amounts falling due within one year	8	(167)	(169)

Net current liabilities		(96)	(50)

Total assets less current liabilities		2,099	2,456
Creditors: amounts falling due after more than one year	9	(6)	(5)
Provisions	10	(59)	(59)

Net assets		2,034	2,392

Share capital issued		47	47
Paid-in surplus		1,460	1,438
Legal reserves		78	387
Other reserves		449	520

Shareholders’ funds	11	2,034	2,392

Return to contents RECONCILIATION OF SHAREHOLDERS’ FUNDS FOR THE YEAR ENDED DECEMBER 31, 2002
	2002 €m	2001 €m	2000 €m

Profit attributable to ordinary shareholders	144	101	27
Equity dividends paid and proposed	(221)	(221)	(200)
Issue of shares, net of expenses	22	110	947
Exchange translation differences	(303)	42	75
Equalisation adjustments	—	(88)	106

Net (decrease)/increase in shareholders’ funds	(358)	(56)	955
Shareholders’ funds at January 1,	2,392	2,448	1,493

Shareholders’ funds at December 31,	2,034	2,392	2,448

The accompanying notes on pages F-68 to F-76 are an integral part of these financial statements.

F – 67

Return to contents

REED ELSEVIER NV
NOTES TO THE FINANCIAL STATEMENTS

1. Basis of financial statements
The financial statements have been prepared under the historical cost convention in accordance with Dutch GAAP. These principles differ in certain significant respects from US GAAP; see note 15. Amounts in the financial statements are stated in euro (“€”). Certain disclosures required to comply with Dutch statutory reporting requirements have been omitted.

2. Accounting policies
Basis of consolidation
As a consequence of the merger of the company’s businesses with those of Reed Elsevier PLC, the shareholders of Reed Elsevier NV and Reed Elsevier PLC can be regarded as having the interests of a single economic group, enjoying substantially equivalent ordinary dividend and capital rights in the earnings and net assets of the Reed Elsevier combined businesses.

Reed Elsevier NV holds a majority interest in Elsevier Reed Finance BV (61%) and is therefore required to prepare consolidated financial statements. However, management believes that a better insight into the financial position and results of Reed Elsevier NV is provided by looking at the investment in the combined businesses in aggregate, as presented in the Reed Elsevier combined financial statements. Therefore, the Reed Elsevier combined financial statements form part of the notes to Reed Elsevier NV’s statutory financial statements.

Reed Elsevier NV’s investments in the Reed Elsevier combined businesses are accounted for using the gross equity method, as adjusted for the effects of the equalisation arrangement between Reed Elsevier PLC and Reed Elsevier NV. The arrangement lays down the distribution of dividends and net assets in such a way that Reed Elsevier NV’s share in the profit and net assets of the Reed Elsevier combined businesses equals 50%. All settlements accruing to shareholders from the equalisation arrangement are taken directly to reserves.

Because the dividend paid to shareholders by Reed Elsevier NV is equivalent to the Reed Elsevier PLC dividend plus the UK tax credit, Reed Elsevier NV normally distributes a higher proportion of the combined profit attributable than Reed Elsevier PLC before taking into account the effects of exchange rate movements. Reed Elsevier PLC’s share in this difference in dividend distributions is settled with Reed Elsevier NV and has been credited directly to reserves under equalisation.

Reed Elsevier NV can pay a nominal dividend on its R-shares that is lower than the dividend on the ordinary shares. Reed Elsevier PLC will be compensated by direct dividend payments by Reed Elsevier Group plc. Equally, Reed Elsevier NV has the possibility to receive dividends directly from Dutch affiliates. The settlements flowing from these arrangements are also taken directly to reserves under equalisation.

Other accounting policies
The accounting policies adopted in the preparation of the combined financial statements are set out in note 2 to the Reed Elsevier combined financial statements.

In the financial statements of Reed Elsevier NV, balance sheet amounts expressed in foreign currencies are translated at the exchange rates effective at the balance sheet date. Currency translation differences arising from the conversion of investments in joint ventures, expressed in foreign currencies, are directly credited or charged to shareholders’ funds.

Tax is calculated on profit from Reed Elsevier NV’s own operations, taking into account profit not subject to tax. The difference between the tax charge and tax payable in the short term is included in the provision for deferred tax. This provision is based upon relevant rates, taking into account tax deductible losses, which can be compensated within the foreseeable future.

Other assets and liabilities are stated at face value.

F – 68

3. Operating loss
Operating loss is stated after the gross remuneration for present and former directors of Reed Elsevier NV in respect of services rendered to Reed Elsevier NV and the combined businesses. Fees for members of the supervisory board of Reed Elsevier NV of €0.1m (2001: €0.2m) are included in gross remuneration. In so far as gross remuneration is related to services rendered to Reed Elsevier Group plc and Elsevier Reed Finance BV, it is borne by these companies.

4. Net interest

	2002 €m	2001 €m	2000 €m

Interest on receivables from joint ventures	3	6	2
Other interest	4	57	5

Net interest income	7	63	7

5. Adjusted figures Adjusted profit and cash flow figures are used as additional performance measures. The adjusted figures are derived as follows:
	2002 €m	2001 €m	2000 €m

Profit before tax	230	221	157
Adjustments:
Amortisation of goodwill and intangible assets	419	403	384
Exceptional items	88	59	25

Adjusted profit before tax	737	683	566

Profit attributable to ordinary shareholders	144	101	27
Adjustments:
Amortisation of goodwill and intangible assets	407	408	384
Exceptional items	(9)	(6)	8

Adjusted profit attributable to ordinary shareholders	542	503	419

	2002 €	2001 €	2000 €

Earnings per ordinary share	0.18	0.13	0.04
Adjustments:
Amortisation of goodwill and intangible assets	0.52	0.52	0.54
Exceptional items	(0.01)	(0.01)	0.01

Adjusted earnings per ordinary share	0.69	0.64	0.59

F – 69

6. Fixed assets
	2002 €m	2001 €m

Investments in joint ventures
At January 1,	2,506	1,674
Investment in joint venture	—	916
Share in profits	142	62
Dividends received	(150)	(100)
Currency translation	(303)	42
Equalisation (see note 11)	—	(88)

At December 31,	2,195	2,506

The investment in joint ventures comprises the group’s share at the following amounts of:
	2002 €m	2001 €m

Fixed assets	4,925	6,112
Current assets	1,699	1,837
Creditors: amounts falling due within one year	(2,609)	(3,221)
Creditors: amounts falling due after more than one year	(1,731)	(2,047)
Provisions	(84)	(171)
Minority interests	(5)	(4)

Total	2,195	2,506

The investments in joint ventures are:

— Reed Elsevier Group plc, London
— Elsevier Reed Finance BV, Amsterdam

In addition, Reed Elsevier NV holds €0.14m par value in shares with special dividend rights in Reed Elsevier Overseas BV and Reed Elsevier Nederland BV, both with registered offices in Amsterdam. These shares are included in the amount shown under investments in joint ventures above. They enable Reed Elsevier NV to receive dividends from companies within the same tax jurisdiction.

On July 11, 2001, Reed Elsevier NV took up its rights in a rights issue by Elsevier Reed Finance BV and subscribed for 51 E-shares in the company at a cost of €916m.

7. Debtors

	2002 €m	2001 €m

Joint ventures	50	88
Other accounts receivable	6	6

Total	56	94

The accounts receivable from joint ventures bear interest. 8. Creditors: amounts falling due within one year
	2002 €m	2001 €m

Proposed dividend	156	157
Taxation	10	11
Accounts payable and other debts	1	1

Total	167	169

F – 70

9. Creditors: amounts falling due after more than one year
	2002 €m	2001 €m

Debenture loans	6	5

Debenture loans consist of four convertible personnel debenture loans with a weighted average interest rate of 5.4%. Depending on the conversion terms, the surrender of €227 or €200 par value debenture loans qualifies for the acquisition of 20–50 Reed Elsevier NV ordinary shares.

10. Provisions

	2002 €m	2001 €m

Deferred taxation	58	58
Pension	1	1

Total	59	59

11. Shareholders’ funds
	Share capital issued €m	Paid-in surplus €m	Legal reserves €m	Other reserves €m	Total €m

At December 31, 1999	43	385	847	218	1,493
Profit attributable to ordinary shareholders	—	—	27	—	27
Equity dividends paid and proposed	—	—	—	(200)	(200)
Issue of shares, net of expenses	4	943	—	—	947
Dividends from joint ventures	—	—	(623)	623	—
Exchange translation differences	—	—	75	—	75
Equalisation adjustments	—	—	106	—	106

At December 31, 2000	47	1,328	432	641	2,448
Profit attributable to ordinary shareholders	—	—	101	—	101
Equity dividends paid and proposed	—	—	—	(221)	(221)
Issue of shares, net of expenses	—	110	—	—	110
Dividends from joint ventures	—	—	(100)	100	—
Exchange translation differences	—	—	42	—	42
Equalisation adjustments	—	—	(88)	—	(88)

At December 31, 2001	47	1,438	387	520	2,392
Profit attributable to ordinary shareholders	—	—	144	—	144
Equity dividends paid and proposed	—	—	—	(221)	(221)
Issue of shares, net of expenses	—	22	—	—	22
Dividends from joint ventures	—	—	(150)	150	—
Exchange translation differences	—	—	(303)	—	(303)

Balance as at December 31, 2002.	47	1,460	78	449	2,034

During 1999, the ordinary shares of Dfl 0.10 par value were redenominated as ordinary shares of €0.06 par value. This resulted in an increase in share capital of €11m which was transferred from the paid-in surplus account.

The authorised share capital consists of 2,100m ordinary shares and 30m registered R-shares. As at December 31, 2002, the issued share capital consisted of 738,355,094 (2001: 736,575,369; 2000: 735,717,794) ordinary shares of €0.06 par value and 4,679,249 (2001: 4,679,249; 2000: 4,049,951) R-shares of €0.60 par value. The R-shares are held by a subsidiary company of Reed Elsevier PLC. The R-shares are convertible at the election of the holder into ten ordinary shares each. They have otherwise the same rights as the ordinary shares, except that Reed Elsevier NV may pay a lower dividend on the R-shares.

On April 12, 2001, Reed Elsevier NV issued 629,298 R-shares to Reed Holding BV, a wholly owned subsidiary of Reed Elsevier PLC, for €91.3m before capital taxes, so as to maintain Reed Elsevier PLC’s 5.8% indirect equity interest in Reed Elsevier NV.

Within paid-in surplus, an amount of €1,283m (2001: €1,261m; 2000: €1,151m) is free of tax.

Details of shares issued under share option schemes are set out in note 12.

F – 71

12. Share option schemes
Reed Elsevier Group plc operates an Executive Share Option Scheme and options are granted to selected full time employees of Reed Elsevier. Options granted over Reed Elsevier NV ordinary shares are normally exercisable after three years and may be exercised up to ten years from the date of grant at a price equivalent to the market value of the Reed Elsevier NV ordinary shares at the time of grant.

Transactions during the three years ended December 31, 2002 were:

	Number of ordinary shares	Exercise price €

Outstanding at December 31, 1999	10,243,067
Granted	2,396,765	10.73-15.66
Exercised	(301,498)	10.45-15.70
Lapsed	(548,789)

Outstanding at December 31, 2000	11,789,545
Granted	6,758,464	11.65-15.43
Exercised	(661,415)	10.45-13.55
Lapsed	(470,024)

Outstanding at December 31, 2001	17,416,570
Granted	6,144,157	11.97-16.00
Exercised	(1,136,046)	10.45-14.75
Lapsed	(1,401,347)

Outstanding at December 31, 2002	21,023,334

The above outstanding options may, upon exercise, be met by the issue of new Reed Elsevier NV ordinary shares. Options outstanding at December 31, 2002 were exercisable by 2012. 579,240 options had vested at December 31, 2002.

In addition to the above, 9,030,024 options were outstanding at December 31, 2002 under the Reed Elsevier Group plc Senior Executive Long Term Incentive Scheme at prices ranging between €10.73 and €15.66. Subject to the achievement of total shareholder return targets, such options are exercisable from January 1, 2005 and the options will be met by the issue of new Reed Elsevier NV ordinary shares.

Options over Reed Elsevier NV ordinary shares were granted until 1999 to senior executives based in the Netherlands under the Reed Elsevier NV share option scheme. The options are exercisable immediately after granting during a period of five to ten years, after which the options will lapse. The strike price of the options is the market price of the Reed Elsevier NV ordinary shares at the time the option is granted, except in the case of five year options granted during 1999, where the strike price was 26% above the market price of a Reed Elsevier NV ordinary share at the time the option was granted.

Transactions during the three years ended December 31, 2002 were:

	Number of ordinary shares	Exercise price €

Outstanding at December 31, 1999	2,522,579
Granted	—
Exercised	(562,866)	11.93-14.11
Lapsed	(64,710)

Outstanding at December 31, 2000	1,895,003
Granted	—
Exercised	(177,000)	11.93-14.11

Outstanding at December 31, 2001	1,718,003
Granted	—
Exercised	(632,078)	14.11

Outstanding at December 31, 2002	1,085,925

The above outstanding options may, upon exercise, be met by the issue of new Reed Elsevier NV ordinary shares. Options outstanding at December 31, 2002 were exercisable by 2009. All options had vested at December 31, 2002.

Excluded from the above are options granted until 1999 under the Reed Elsevier Group plc Executive Share Option Schemes (No. 2) which, upon exercise, will be met by the Reed Elsevier Employee Benefit Trust (“EBT”) from shares purchased in the market. At December 31, 2002, there were 1,229,147 such options outstanding at exercise prices ranging between €10.45 and €15.70. The EBT will also be used to satisfy nil cost options granted to certain senior executives. At December 31, 2002, there were 333,290 such options outstanding.

F – 72

13. Contingent liabilities There are contingent liabilities in respect of borrowings of the Reed Elsevier Group plc group and Elsevier Reed Finance BV group guaranteed by Reed Elsevier NV as follows:
	2002 €m	2001 €m

Guaranteed jointly and severally with Reed Elsevier PLC	4,493	5,061

Financial instruments disclosures in respect of the borrowings covered by the above guarantees are given in note 24 to the Reed Elsevier combined financial statements.

14. Proposal for allocation of profit

	2002 €m	2001 €m	2000 €m

Interim dividend on ordinary shares	65	64	60
Final dividend on ordinary shares	156	157	140
Dividend on R-shares	—	—	—
Retained loss	(77)	(120)	(173)

	144	101	27

15. US accounting information
Summary of the principal differences between Dutch and US GAAP
The financial statements are prepared in accordance with Dutch GAAP, which differs in certain significant respects from US GAAP. These differences relate principally to the following items and the effect of material differences on net income and shareholders’ funds is shown in the following tables.

Impact of US GAAP adjustments to combined financial statements
Reed Elsevier NV accounts for its 50% economic interest in the Reed Elsevier combined businesses, before the effect of tax credit equalisation, by the equity method in conformity with Dutch GAAP which is similar to the equity method in US GAAP. Using the equity method to present its net income and shareholders’ funds under US GAAP, Reed Elsevier NV reflects its 50% share of the effects of differences between Dutch and US GAAP relating to the combined businesses as a single reconciling item. The most significant differences relate to the capitalisation and amortisation of goodwill and intangibles, pensions, deferred taxes and derivative financial instruments. A more complete explanation of the accounting policies used by the Reed Elsevier combined businesses and the differences between Dutch and US GAAP is given in note 29 to the Reed Elsevier combined financial statements.

Equity dividends
Under Dutch GAAP, dividends are provided for in the year in respect of which they are proposed by the directors. Under US GAAP, such dividends would not be provided for until they are formally declared by the directors.

Exceptional items
Exceptional items are material items within Reed Elsevier NV’s ordinary activities which under Dutch GAAP are required to be disclosed separately due to their size or incidence. These items do not qualify as extraordinary under US GAAP and are considered a part of operating results.

Stock based compensation
SFAS123: Accounting for Stock Based Compensation establishes a fair value based method of computing compensation cost. It encourages the application of this method in the profit and loss account instead of intrinsic value based methods. Where fair values are not applied, the proforma effect on net income must be disclosed.

The disclosure only provisions of SFAS123 have been adopted. The following table illustrates the proforma effect on net income and earnings per share under US GAAP if the combined businesses had applied the fair value recognition provisions of SFAS123 to stock based compensation and Reed Elsevier NV had recorded its share of the resulting charge.

F – 73

15. US accounting information – (continued)
	2002 €m	2001 €m	2000 €m

Net income/(loss) under US GAAP as reported	303	(5)	58
Less: share of additional stock compensation expense determined under SFAS123 compared to APB25	(28)	(17)	(19)

Proforma net income/(loss) under US GAAP	275	(22)	39

Earnings per share under US GAAP
Basic — as reported (€)	0.39	(0.01)	0.08
Basic — proforma (€)	0.35	(0.03)	0.05
Diluted — as reported (€)	0.39	(0.01)	0.08
Diluted — proforma (€)	0.35	(0.03)	0.05

Additional disclosures regarding share options granted over Reed Elsevier NV ordinary shares, and the method and assumptions used to determine fair values, are set out under share options schemes below.

Effects on net income of material differences between Dutch and US GAAP

	2002 €m	2001 €m	2000 €m

Net income under Dutch GAAP	144	101	27
Impact of US GAAP adjustments to combined financial statements	159	(106)	31

Net income/(loss) under US GAAP	303	(5)	58

Basic earnings/(loss) per share under US GAAP (€)	0.39	(0.01)	0.08

Diluted earnings/(loss) per share under US GAAP (€)	0.39	(0.01)	0.08

The basic and diluted earnings/(loss) per share under US GAAP includes a 50% share of the exceptional items, as follows:
(i)

for 2002, €0.08 loss in respect of reorganisation costs related to employee severance, principally in the Business and Legal segments, and acquisition related costs arising on the integration and rationalisation of Harcourt and other recent acquisitions, and €0.09 gain in respect of the disposal of businesses and fixed asset investments;

(ii)

for 2001, €0.04 loss in respect of reorganisation costs, principally headcount reduction in the Business division, and acquisition related costs arising from the integration of Harcourt and other recent acquisitions, and €0.05 gain primarily in respect of the disposal of OAG Worldwide, Cahners Travel Group, Bowker and certain training businesses in the Netherlands; and

(iii)

for 2000, €0.10 loss principally in respect of the costs of a major programme of reorganisation across the Reed Elsevier businesses commenced in 1999 and €0.09 gain in respect of businesses disposed in 2000.

Effects on shareholders’ funds of material differences between Dutch and US GAAP
	2002 €m	2001 €m

Shareholders’ funds under Dutch GAAP	2,034	2,392
Impact of US GAAP adjustments to combined financial statements	368	294
Equity dividends not declared in the period	156	157

Shareholders’ funds under US GAAP	2,558	2,843

Comprehensive Income Information
SFAS130: Reporting Comprehensive Income requires that all items that are required to be recognised as components of comprehensive income under US GAAP are reported in a separate financial statement. Under US GAAP, comprehensive income for 2002 would be €81m loss (2001: €44m loss; 2000: €238m income). Under US GAAP, comprehensive income per share for 2002 would be €0.10 loss (2001: €0.06 loss; 2000: €0.33 income). Comprehensive income under US GAAP comprises net income for the financial year, share of the comprehensive income items arising in the combined businesses, equalisation and exchange translation differences.

F – 74

15. US accounting information – (continued)
Share option schemes
A summary of the share option schemes operated over Reed Elsevier NV ordinary shares is set out in note 12.

The tables set out below provide additional information regarding share options granted over Reed Elsevier NV ordinary shares under the Executive Share Option Scheme and the Reed Elsevier Group plc Senior Executive Long Term Incentive Scheme which may be met from the issue of new ordinary shares for the three years ended December 31, 2002.

Movement in options outstanding

	2002		2001		2000

	Number of ordinary shares	Weighted average exercise price (€)	Number of ordinary shares	Weighted average exercise price (€)	Number of ordinary shares	Weighted average exercise price (€)

Outstanding at January 1,	28,480,754	12.27	23,743,865	11.79	12,765,646	11.88
Granted	6,174,766	13.90	6,762,537	13.82	12,474,969	11.64
Exercised	(1,771,766)	12.44	(831,544)	11.28	(859,364)	11.79
Lapsed	(1,744,471)	12.56	(1,194,104)	12.13	(637,386)	12.88

Outstanding at December 31,	31,139,283	12.58	28,480,754	12.27	23,743,865	11.79

Exercisable at December 31,	1,665,165	15.21	2,493,293	15.01	1,895,003	14.40

Options granted during year

	2002		2001		2000

	Weighted average exercise price (€)	Weighted average fair value (€)	Weighted average exercise price (€)	Weighted average fair value (€)	Weighted average exercise price (€)	Weighted average fair value (€)

Options whose exercise price equals the market price of ordinary shares on date of grant	13.90	2.56	13.82	3.27	11.64	3.65

The fair value of each option grant is estimated on the date of grant using the Black Scholes option pricing model with the following assumptions for grants made in the year:
	2002	2001	2000

Expected life (years)	3.0	3.2	4.3
Expected dividend yield	2.19%	2.20%	2.30%
Expected volatility	24.86%	30.64%	35.66%
Risk free interest rate	4.21%	5.11%	5.30%

F – 75

15. US accounting information – (continued) Options outstanding at December 31, 2002
	Options outstanding			Options exercisable

Range of exercise prices (€)	Number of ordinary shares	Weighted average remaining period to vesting (years)	Weighted average exercise price (€)	Number of ordinary shares	Weighted average exercise price (€)

10.01-11.00	12,565,717	1.7	10.61	—	—
11.01-12.00	2,717,695	1.9	11.54	—	—
12.01-13.00	455,178	1.5	13.39	229,800	12.50
13.01-14.00	8,842,447	2.0	13.81	132,724	13.55
14.01-15.00	4,677,347	1.4	14.77	—	—
15.01-16.00	1,591,863	0.9	15.50	1,015,240	15.51
16.01-17.00	1,635	2.3	16.00	—	—
17.01-18.00	287,401	—	17.07	287,401	17.07

	31,139,283	1.7	12.58	1,665,165	15.21

The majority of options are subject to performance conditions that must be met before they can vest. The weighted average remaining period to vesting is presented on the basis that these performance conditions are met.

F – 76

Return to contents GLOSSARY OF TERMS
Terms used in Annual Report on Form 20-F	US equivalent or brief description
Accruals	Accrued expenses
Adjusted figures	Additional performance measures which exclude the amortisation of goodwill and intangible assets, exceptional items and related tax effects
Allotted	Issued
Associate	An entity in which Reed Elsevier has a participating interest and, in the opinion of the directors, can exercise significant influence on its management
Bank borrowings	Payable to banks
Called up share capital	Issued share capital
Capital allowances	Tax term equivalent to US tax depreciation allowances
Capital and reserves	Shareholders’ equity
Combined businesses	Reed Elsevier PLC, Reed Elsevier NV, Reed Elsevier Group plc and Elsevier Reed Finance BV and their respective subsidiaries, associates and joint ventures
Creditors	Liabilities/payables
Current instalments of loans	Long term debt due within one year
Debtors	Receivables and prepaid expenses
Finance lease	Capital lease
Fixed asset investments	Non-current investments
Freehold	Ownership with absolute rights in perpetuity
Interest payable	Interest expense
Interest receivable	Interest income
Loans	Long term debt
Net cash acquired	Cash less debt acquired with a business
Prepayments	Prepaid expenses
Profit	Income
Profit and loss account	Income statement/statement of income
Profit attributable	Net income
Reed Elsevier	Reed Elsevier PLC, Reed Elsevier NV, Reed Elsevier Group plc and Elsevier Reed Finance BV and their respective subsidiaries, associates and joint ventures
Shareholders’ funds	Shareholders’ equity
Share premium account	Premiums paid in excess of par value of ordinary shares
Short term investments	Redeemable securities and short term deposits
Tangible fixed assets	Property, plant and equipment
Turnover/revenues	Sales
Underlying growth	The year on year growth calculated based on adjusted figures and excluding the effects of acquisitions, disposals and the impact of currency translation

F – 77

Return to contents ITEM 19: EXHIBITS

Exhibits filed as part of this annual report
1.1	Memorandum and Articles of Association of Reed Elsevier PLC
1.2	Articles of Association of Reed Elsevier NV
1.3	Governing Agreement, dated April 15, 1999 between Reed International P.L.C. and Elsevier NV (incorporated by reference from Exhibit 3.3 to the 2000 Annual Report on Form 20-F filed with the SEC on March 13, 2001)
1.4	RHBV Agreement, dated December 23, 1992 among Elsevier NV and Reed Holding B.V.
2.1	Indenture, dated as of May 9, 1995, among Reed Elsevier Capital, Reed International P.L.C., Elsevier NV and The Chase Manhattan Bank (incorporated by reference from Exhibit 4(a) to the Registration Statement on Form F-3 filed with the SEC on April 1, 1997)
2.2	First Supplemental Indenture, dated as of March 6, 1998, among Reed Elsevier Capital, Reed International P.L.C., Elsevier NV, Elsevier I BV and The Chase Manhattan Bank (incorporated by reference from Exhibit 4(b) to Amendment No.1 to the Registration Statement on Form F-3 filed with the SEC on April 16, 2001 (the “2001 Form F-3 Registration Statement”))
2.3	Second Supplemental Indenture, dated as of June 3, 1998, among Reed Elsevier Capital, Reed International P.L.C., Elsevier NV, Elsevier I BV and The Chase Manhattan Bank (incorporated by reference from Exhibit 4(c) to the 2001 Form F-3 Registration Statement)
2.4	Third Supplemental Indenture, dated as of February 21, 2001, among Reed Elsevier Capital, Reed International P.L.C., Elsevier NV and The Chase Manhattan Bank (incorporated by reference from Exhibit 4(d) to the 2001 Form F-3 Registration Statement)
2.5	Fourth Supplemental Indenture, dated as of July 31, 2001, among Reed Elsevier Capital, Reed International P.L.C., Elsevier NV and The Chase Manhattan Bank
4.1	Agreement and Plan of Merger, dated October 27, 2000, among Reed Elsevier Inc., REH Mergersub Inc. and Harcourt General, Inc. (incorporated by reference from Exhibit 10.11 to the Registration Statement on Form F-3 filed with the SEC on November 29, 2000 (the “2000 Form F-3 Registration Statement”)
4.2	Sale and Purchase Agreement, dated October 27, 2000, between Reed Elsevier Inc. and The Thomson Corporation (incorporated by reference from Exhibit 10.13 to the 2000 Form F-3 Registration Statement)
4.3	Reed International P.L.C. UK Executive Share Option Scheme (incorporated by reference from Exhibit 10.4 to the 2000 Form F-3 Registration Statement)
4.4	Reed International P.L.C. Overseas Executive Share Option Scheme (incorporated by reference from Exhibit 10.5 to the 2000 Form F-3 Registration Statement)
4.5	Reed Elsevier plc Executive UK and Overseas Share Option Schemes (incorporated by reference from Exhibit 10.6 to the 2000 Form F-3 Registration Statement)
4.6	Reed Elsevier plc Senior Executive Long Term Incentive Scheme (incorporated by reference from Exhibit 10.7 to the 2000 Form F-3 Registration Statement)
4.7	Reed Elsevier US Salary Investment Plan (incorporated by reference from Exhibit 4.10 to the Registration Statement on Form S-8 filed with the SEC on October 2, 2000)
4.8	Deposit Agreement, dated as of May 30, 1990, among Reed International P.L.C., Citibank N.A. and all holders from time to time of American Depositary Receipts issued thereunder (incorporated by reference from Exhibit (a)(1) to Amendment No.1 to the Registration Statement on Form F-6 filed by Reed International P.L.C. with the SEC on August 25, 1994
4.9	Amendment No. 1 to Deposit Agreement, dated as of August 26, 1994, among Reed International P.L.C., Citibank N.A. and all holders from time to time of American Depositary Receipts issued thereunder (incorporated by reference from Exhibit (a)(2) to Amendment No. 2 to the Registration Statement on Form F-6 filed by Reed International P.L.C. with the SEC on September 19, 1994)
4.10	Deposit Agreement, dated as of April 15, 1991, among Elsevier NV, Citibank N.A. and all holders from time to time of American Depositary Receipts issued thereunder (incorporated by reference from Exhibit (a)(1) to Amendment No.2 to the Registration Statement on Form F-6 filed by Elsevier NV with the SEC on August 25, 1994 (“Amendment No.2 to the 1994 Elsevier Registration Statement on Form F-6”)

F – 78

4.11	Amendment No.1 to Deposit Agreement, dated as of January 1, 1993, among Elsevier NV, Citibank N.A. and all holders from time to time of American Depositary Receipts issued thereunder (incorporated by reference from Exhibit (a)(2) to Amendment No.2 to the 1994 Elsevier Registration Statement on Form F-6)
4.12	Amendment No.2 to Deposit Agreement, dated as of August 26, 1994, among Elsevier NV, Citibank N.A. and all holders from time to time of American Depositary Receipts issued thereunder (incorporated by reference from Exhibit (a)(3) to Amendment No. 3 to the Registration Statement on Form F-6 filed by Elsevier NV with the SEC on September 19, 1994)
8.	List of significant subsidiaries, associates, joint ventures and business units
10.1	Independent Auditors’ Consent — Reed Elsevier Combined Financial Statements
10.2	Independent Auditors’ Consent — Reed Elsevier PLC Consolidated Financial Statements
10.3	Independent Auditors’ Consent — Reed Elsevier NV Financial Statements
99.1	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, by the Chief Executive Officer of Reed Elsevier PLC
99.2	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, by the Chief Financial Officer of Reed Elsevier PLC
99.3	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, by the Chief Executive Officer of Reed Elsevier NV
99.4	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, by the Chief Financial Officer of Reed Elsevier NV
The total amount of long term debt securities of Reed Elsevier authorised under any single instrument other than the indentures listed above does not exceed 10% of the combined total assets of Reed Elsevier. The Registrants hereby agree to furnish to the Commission, upon its request, a copy of any instrument defining the rights of holders of long term debt of Reed Elsevier or any of the combined businesses for which consolidated or unconsolidated financial statements are required to be filed.

F – 79

SIGNATURES
Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, each of the Registrants certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorised, on March 10, 2003.
REED ELSEVIER PLC Registrant	REED ELSEVIER NV Registrant
By: /s/ C H L DAVIS	By: /s/ C H L DAVIS
C H L Davis Chief Executive Officer	C H L Davis Member, Executive Board & Chief Executive Officer
By: /s/ M H ARMOUR	By: /s/ M H ARMOUR
M H Armour Chief Financial Officer	M H Armour Member, Executive Board & Chief Financial Officer
Dated: March 10, 2003	Dated: March 10, 2003

S – 1

SECTION 302 CERTIFICATION
I, C H L Davis, certify that:
1.	I have reviewed this annual report on Form 20-F of Reed Elsevier PLC;
2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;
3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;
4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:
(a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us and others within those entities, particularly during the period in which this report is being prepared;
(b) evaluated the effectiveness of the registrant’s disclosure controls and procedures within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and
(c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;
5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):
(a) all significant deficiencies in the design or operation of internal controls and procedures which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and
(b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls;
6.	The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.
/s/ C H L DAVIS
C H L Davis Chief Executive Officer Reed Elsevier PLC
Dated: March 10, 2003

S – 2

SECTION 302 CERTIFICATION
I, M H Armour, certify that:
1.	I have reviewed this annual report on Form 20-F of Reed Elsevier PLC;
2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;
3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;
4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:
(a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us and others within those entities, particularly during the period in which this report is being prepared;
(b) evaluated the effectiveness of the registrant’s disclosure controls and procedures within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and
(c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;
5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):
(a) all significant deficiencies in the design or operation of internal controls and procedures which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and
(b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls;
6.	The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.
/s/ M H ARMOUR
M H Armour Chief Financial Officer Reed Elsevier PLC
Dated: March 10, 2003

S – 3

SECTION 302 CERTIFICATION
I, C H L Davis, certify that:
1.	I have reviewed this annual report on Form 20-F of Reed Elsevier NV;
2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;
3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;
4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:
(a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us and others within those entities, particularly during the period in which this report is being prepared;
(b) evaluated the effectiveness of the registrant’s disclosure controls and procedures within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and
(c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;
5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):
(a) all significant deficiencies in the design or operation of internal controls and procedures which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and
(b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls;
6.	The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.
/s/ C H L DAVIS
C H L Davis Member, Executive Board & Chief Executive Officer Reed Elsevier NV
Dated: March 10, 2003

S – 4

SECTION 302 CERTIFICATION
I, M H Armour, certify that:
1.	I have reviewed this annual report on Form 20-F of Reed Elsevier NV;
2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;
3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;
4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:
	(a)	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us and others within those entities, particularly during the period in which this report is being prepared;
	(b)	evaluated the effectiveness of the registrant’s disclosure controls and procedures within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and
	(c)	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;
5.

The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

	(a)	all significant deficiencies in the design or operation of internal controls and procedures which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and
	(b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls;
6.	The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.
/s/ M H ARMOUR
M H Armour Member, Executive Board & Chief Financial Officer Reed Elsevier NV

S – 5

Printed by greenaways, a member of the ormolu group London, Edinburgh, Leeds, Manchester, New York, Paris, Hong Kong, Singapore, Tokyo. S140348