Form 20-F
REED ELSEVIER PLC; ELSEVIER NV /
filed 2004-03-16
CIK 929869, 929872

As filed with the Securities and Exchange Commission on March 15, 2004

SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 20-F
(Mark One)
[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
or
[ X ]	ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2003
or
[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to
Commission file number: 1-3334
REED ELSEVIER PLC
(Exact name of Registrant as specified in its charter)
England
(Jurisdiction of incorporation or organisation)
1-3 Strand
London WC2N 5JR
England
(Address of principal executive offices)	REED ELSEVIER NV
(Exact name of Registrant as specified in its charter)
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

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuers’ classes of capital or common stock as of December 31, 2003:
Title of each class
Reed Elsevier PLC:	Number of outstanding shares
Ordinary shares of 12.5p each	1,271,111,509
Reed Elsevier NV:
Ordinary shares of €0.06 each	738,760,906
R-shares of €0.60 each (held by a subsidiary of Reed Elsevier PLC)	4,679,249

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

THIS PAGE INTENTIONALLY BLANK

Return to contents

GENERAL
Reed Elsevier PLC and Reed Elsevier NV conduct their business through two jointly owned companies, Reed Elsevier Group plc and Elsevier Reed Finance BV. Reed Elsevier PLC and Reed Elsevier NV have retained their separate legal and national identities. Reed Elsevier is not a legal entity but a collective reference to the separate legal entities of Reed Elsevier PLC, Reed Elsevier NV, Reed Elsevier Group plc and Elsevier Reed Finance BV and their respective subsidiaries, associates and joint ventures. The businesses of all of the entities comprising Reed Elsevier are collectively referred to in this annual report as “Reed Elsevier”, and the financial statements of the combined businesses are referred to as the “combined financial statements”. In this annual report, references to “we”, “our”, or “us” are to all of the entities comprising Reed Elsevier.

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

Important factors that could cause actual results to differ materially from estimates or forecasts contained in the forward looking statements include, among others:

•	general economic and business conditions;
•	exchange rate fluctuations;
•	the impact of technological change, including the impact of electronic or other distribution formats, on our businesses;
•	competitive factors in the industries in which we operate;
•	customer acceptance of our products and services;
•	demand for our products and services;
•	uncertainties as to whether our strategies and business plans will produce the expected returns;
•	significant failures or interruptions of our electronic delivery platforms;
•	our ability to maintain high quality management;
•	changes in law and legal interpretation affecting our intellectual property rights and internet communications;
•	legislative, fiscal and regulatory developments and political risks;
•	requirements or actions of anti-trust authorities;
•	changes in the seasonal and cyclical nature of the markets for our products and services;
•	changes in public funding and spending by schools, academic institutions and states;
•	disruption to our business or markets arising from acts of terrorism or war; and
•	other risks referenced from time to time in the filings of Reed Elsevier PLC and Reed Elsevier NV with the Securities and Exchange Commission.

The terms “estimate”, “project”, “plan”, “intend”, “expect”, “believe”, “should” and similar expressions identify forward looking statements. These forward looking statements are found at various places throughout this annual report and the other documents incorporated by reference in this annual report. See “Item 19: Exhibits” on page F-80 of this annual report.

You should not place undue reliance on these forward looking statements, which speak only as of the date of this annual report. We undertake no obligation to publicly update or release any revisions to these forward looking statements to reflect events or circumstances after the date of this annual report or to reflect the occurrence of unanticipated events.

Return to contents

PART I

ITEM 3: KEY INFORMATION

SELECTED FINANCIAL DATA

REED ELSEVIER
The selected combined financial data for Reed Elsevier should be read in conjunction with, and is qualified by, the combined financial statements included in this annual report. In addition, as separate legal entities, Reed Elsevier PLC and Reed Elsevier NV prepare separate financial statements which reflect their respective shareholders’ economic interest in Reed Elsevier accounted for on a gross equity basis.

All of the selected financial data for Reed Elsevier set out below has been extracted or derived from the combined financial statements which have been audited by Deloitte & Touche LLP, London and Deloitte Accountants, Amsterdam.

Combined Profit and Loss Account Data

	Year ended December 31,

	2003(2)	2003	2002	2001	2000	1999

	(in millions)
Amounts in accordance with UK GAAP: (1)
Turnover(3)	$8,767	£4,925	£5,020	£4,560	£3,768	£3,390
Operating profit (including joint ventures)(3)	1,177	661	507	391	210	180
Amortisation of goodwill and intangible assets (including joint ventures) charged to operating profit(4)	(792)	(445)	(527)	(501)	(468)	(373)
Exceptional items charged to operating profit(5)	(128)	(72)	(99)	(98)	(115)	(239)
Non operating exceptional items(5)	46	26	(12)	26	85	7
Profit on ordinary activities before interest	1,223	687	495	417	295	187
Net interest expense	(299)	(168)	(206)	(142)	(103)	(82)
Profit on ordinary activities before taxation	924	519	289	275	192	105
Tax on profit on ordinary activities(6)	(326)	(183)	(107)	(148)	(159)	(167)
Minority interests	(3)	(2)	(1)	(1)	—	(1)
Profit/(loss) attributable to parent companies’ shareholders	$595	£334	£181	£126	£33	£(63)
Amounts in accordance with US GAAP:
Amortisation of goodwill and intangible assets (including joint ventures)	$(529)	£(297)	£(303)	£(564)	£(546)	£(456)
Operating income	1,657	931	729	313	236	109
Taxes	(397)	(223)	(157)	(191)	(74)	(100)
Net income/(loss)	958	538	365	(20)	60	(73)
Combined Balance Sheet Data
	As at December 31,

	2003(2)	2003	2002	2001	2000	1999

	(in millions)
Amounts in accordance with UK GAAP: (1)
Total assets	$14,584	£8,193	£8,733	£9,820	£7,470	£5,272
Long term obligations less current portion	(2,104)	(1,812)	(1,935)	(2,108)	(623)	(377)
Net borrowings	(4,222)	(2,372)	(2,732)	(3,229)	(433)	(1,066)
Combined shareholders’ funds(7)	4,333	2,434	2,640	2,899	3,041	1,855
Amounts in accordance with US GAAP:
Total assets	$17,325	£9,733	£10,187	£11,137	£8,162	£5,896
Long term obligations less current portion	(5,329)	(2,994)	(3,294)	(3,659)	(1,724)	(772)
Combined shareholders’ funds(7)	5,880	3,303	3,344	3,467	3,707	2,423

3

(1)

The combined financial statements are prepared in accordance with accounting policies that are in conformity with UK generally accepted accounting principles (“UK GAAP”), which differ in certain significant respects from US GAAP. Prior to 2003, the financial statements were presented in accordance with both UK and Dutch GAAP. Following changes to Dutch GAAP effective for the 2003 financial year in respect of the presentation of dividends and pension accounting, UK and Dutch GAAP have diverged such that the Reed Elsevier accounting policies no longer accord with Dutch GAAP. Under Article 362.1 of Book 2 Title 9 of the Netherlands Civil Code, UK GAAP may be adopted by Dutch companies with international operations for the preparation of financial statements and, accordingly, UK GAAP has been so adopted ensuring consistency with the prior year of the accounting policies applied in the combined financial statements. The principal differences between UK GAAP and US GAAP, which are relevant to Reed Elsevier, are set out in note 29 to the combined financial statements.

(2)

Noon buying rates as at December 31, 2003 have been used to provide a convenience translation into US dollars, see “—Exchange Rates” on page 8. At December 31, 2003, the noon buying rate was $1.78 per £1.00.

(3)	All turnover and operating profit (including joint ventures) is derived from continuing operations.
(4)	Amortisation of goodwill and intangible assets charged to operating profit includes amortisation of goodwill and intangible assets in joint ventures. See note 7 to the combined financial statements.
(5)

Exceptional items are significant items within Reed Elsevier’s ordinary activities which, under UK GAAP, need to be disclosed separately by virtue of their size or incidence. These items do not qualify as extraordinary under US GAAP.

Exceptional items charged to operating profit, under UK GAAP, are:
(i)

in 2003 £23 million in respect of reorganisation costs related to employee severances, principally in the Legal and Business segments; and £49 million in respect of acquisition related costs, including employee severance and property rationalisation costs, arising on the further integration and rationalisation of the Scientific, Technical & Medical business and the US Schools and Assessment businesses (“Harcourt STM and Education and Assessment businesses”) of Harcourt General, Inc. (“Harcourt”) and on other recent acquisitions;

(ii)

in 2002 £42 million in respect of reorganisation costs related to employee severance, principally in the Legal and Business segments; and £57 million in respect of acquisition related costs arising on the integration and rationalisation of Harcourt and other recent acquisitions;

(iii)

in 2001 £35 million in respect of reorganisation costs related to headcount reduction, principally in the Business segment; and £63 million in respect of acquisition related costs arising on the integration of Harcourt and other recent acquisitions, and costs relating to the financing of the Harcourt tender offer;

(iv) in 2000 £77 million in respect of a major programme of reorganisation across Reed Elsevier businesses, commenced in 1999; and £38 million in respect of acquisition related costs; and
(v)

in 1999 £161 million in respect of a major programme of reorganisation across Reed Elsevier businesses, the costs of which include employee severance, surplus leasehold property obligations and fixed asset write offs; and £78 million in respect of Year 2000 compliance and acquisition related costs.

Non operating exceptional items under UK GAAP in 2003 arise principally from the profit on the sale of LexisNexis Document Solutions offset by losses on other disposals and on fixed asset investments; in 2002 arise primarily from the sale and closure of businesses in the Business segment, partly offset by a net gain on disposal of fixed asset investments, comprising a £21 million profit on sale of investments acquired on the acquisition of Harcourt less a £17 million loss on other fixed asset investments; in 2001 from the net profit on disposal of OAG Worldwide, Cahners Travel Group, Bowker and certain training businesses in the Netherlands; in 2000 from the net profit on disposal of Springhouse, KG Saur and REZsolutions, Inc.; and in 1999 from the disposal of fixed asset investments.

For further details see note 8 to the combined financial statements.
(6)

Included in tax on profit on ordinary activities are credits for exceptional tax items of £84 million in 2003; £122 million in 2002; £81 million in 2001; £20 million in 2000; and £15 million in 1999. Exceptional tax items credited to tax on profit on ordinary activities include, in 2003 and 2002, a net tax credit arising principally in respect of prior year disposals and tax relief related to restructuring and acquisition integration costs; in 2001, taxes recoverable in respect of disposals and prior period reorganisation costs; in 2000, taxes recoverable in respect of disposals; and in 1999, taxes arising on business consolidation in the programme of reorganisation. For further details see note 8 to the combined financial statements.

(7)

On December 5, 2000, following a joint international offering, Reed Elsevier PLC issued 113,700,000 new 12.5p ordinary shares at 625p each and Reed Elsevier NV issued 66,255,000 new €0.06 ordinary shares at €14.50 each. The purpose of the offering was to finance the proposed acquisition by Reed Elsevier of the Harcourt STM and Education and Assessment businesses.

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

All of the selected consolidated financial data for Reed Elsevier PLC set out below has been extracted or derived from the financial statements of Reed Elsevier PLC, which have been audited by Deloitte & Touche LLP, London.

	Year ended December 31,

	2003(2)	2003	2002	2001	2000	1999

	(in millions, except per share amounts)
Amounts in accordance with UK GAAP:(1)
Profit on ordinary activities before tax	$475	£267	£146	£140	£96	£51
Share of amortisation of goodwill and intangible assets charged to profit on ordinary activities before tax	(418)	(235)	(279)	(265)	(248)	(197)
Share of exceptional items charged to profit on ordinary activities before tax(3)	(43)	(24)	(58)	(38)	(15)	(122)
Tax on profit on ordinary activities(4)	(174)	(98)	(57)	(79)	(85)	(90)
Profit/(loss) attributable to ordinary shareholders	301	169	89	61	11	(39)
Basic earnings/(loss) per Reed Elsevier PLC ordinary share	23.9¢	13.4p	7.0p	4.8p	1.0p	(3.4)p
Diluted earnings/(loss) per Reed Elsevier PLC ordinary share	23.9¢	13.4p	7.0p	4.8p	1.0p	(3.4)p
Dividends per Reed Elsevier PLC ordinary share(5)	21.4¢	12.0p	11.2p	10.5p	10.0p	10.0p
Total assets	$2,569	£1,443	£1,546	£1,674	£1,745	£1,090
Long term obligations	(64)	(36)	(36)	(36)	(36)	(36)
Shareholders’ funds(6)	2,293	1,288	1,397	1,534	1,609	981
Weighted average number of shares		1,263.7	1,264.7	1,262.6	1,156.4	1,145.1
Amounts in accordance with US GAAP:
Net income/(loss)	$495	£278	£186	£(16)	£27	£(47)
Basic earnings/(loss) per Reed Elsevier PLC ordinary share	39.2¢	22.0p	14.7p	(1.3)p	2.3p	(4.1)p
Diluted earnings/(loss) per Reed Elsevier PLC ordinary share	39.2¢	22.0p	14.7p	(1.3)p	2.3p	(4.1)p
Total assets	$3,192	£1,793	£1,815	£1,880	£2,009	£1,328
Long term obligations	(64)	(36)	(36)	(36)	(36)	(36)
Shareholders’ funds(6)	3,111	1,748	1,768	1,834	1,961	1,282

(1)

The consolidated financial statements of Reed Elsevier PLC are prepared in accordance with accounting policies that are in conformity with UK GAAP, which differs in certain significant respects from US GAAP. The principal differences between UK GAAP and US GAAP which are relevant to Reed Elsevier PLC are set out in note 22 to the Reed Elsevier PLC financial statements.

(2)

Noon buying rates as at December 31, 2003 have been used to provide a convenience translation into US dollars, see “—Exchange Rates” on page 8. At December 31, 2003 the noon buying rate was $1.78 per £1.00.

(3)	Share of exceptional items before tax includes Reed Elsevier PLC’s share of Reed Elsevier’s exceptional items:
(i)

in 2003 exceptional operating charges of £38 million relate to reorganisation costs, principally employee severance in the Legal and Business segments and acquisition related costs, including employee severance and property rationalisation costs, arising on the further integration and rationalisation of Harcourt and on other recent acquisitions. Non operating exceptional net gains, amounting to £14 million, arose in respect of disposals of businesses and on fixed asset investments;

(ii)

in 2002 exceptional operating charges of £52 million relate to reorganisation costs, principally employee severance in the Business and Legal segments, and acquisition related costs arising on the integration and rationalisation of Harcourt and other recent acquisitions. Non operating exceptional net losses, amounting to £6 million, arose in 2002 in respect of disposals of businesses and fixed asset investments;

(iii)

in 2001 exceptional operating charges of £52 million relate to reorganisation costs, principally headcount reduction in the Business division, acquisition related costs arising on the integration of Harcourt and other recent acquisitions, and costs relating to the financing of the Harcourt tender offer. Non operating exceptional gains, amounting to £14 million, arose in 2001 primarily in respect of the disposal of OAG Worldwide, Cahners Travel Group, Bowker and certain training businesses in the Netherlands;

(iv)

in 2000 exceptional operating charges of £61 million principally relate to the costs of a major programme of reorganisation across Reed Elsevier businesses, commenced in 1999. Non operating exceptional gains, amounting to £45 million, arose in 2000 in respect of the disposal of Springhouse, KG Saur and REZsolutions; and

(v)

in 1999 exceptional items of £126 million relate to the costs of a major programme of reorganisation across Reed Elsevier businesses and to Year 2000 compliance and acquisition related costs. Reorganisation costs include employee severance, surplus leasehold property obligations and fixed asset write-offs.

(4)

Included in tax on profit on ordinary activities are Reed Elsevier PLC’s share of Reed Elsevier’s credits for exceptional tax items of £44 million in 2003; £64 million in 2002; £43 million in 2001; £10 million in 2000 and £7 million in 1999. Share of exceptional tax items credited to tax on profit on ordinary activities include, in 2003 and 2002, a net tax credit arising principally in respect of prior year disposals and tax relief related to restructuring and acquisition integration costs; in 2001, taxes recoverable in respect of disposals and prior period reorganisation costs; in 2000, taxes recoverable in respect of disposals; and, in 1999, taxes arising on business consolidation in the programme of reorganisation.

5

(5)

The amount of dividends per Reed Elsevier PLC ordinary share shown excludes the UK tax credit available to certain Reed Elsevier PLC shareholders, including beneficial owners of Reed Elsevier PLC ADSs who are residents of the United States for the purposes of the UK Tax Treaty, and do not include any deduction on account of UK withholding taxes, currently at the rate of 15% of the sum of the dividend and the related tax credit in most cases; see “Item 10: Additional Information — Taxation”.

Dividends per Reed Elsevier PLC ordinary share, translated into cents at the noon buying rate on December 31, 2002, 2001 and 1999 respectively, were: 18.0 cents in 2002; 15.2 cents in 2001; 14.9 cents in 2000; and 16.2 cents in 1999. See “— Exchange Rates” on page 8.

(6)

On December 5, 2000, Reed Elsevier PLC issued 113,700,000 new 12.5p ordinary shares at 625p each following a joint international offering by Reed Elsevier PLC and Reed Elsevier NV. The purpose of the offering was to finance the proposed acquisition by Reed Elsevier of the Harcourt STM and Education and Assessment businesses. The nominal value of the shares issued was £14.2 million and the net proceeds were £694 million.

REED ELSEVIER NV
The selected financial data for Reed Elsevier NV should be read in conjunction with, and is qualified by, the financial statements of Reed Elsevier NV included in this annual report. The results and financial position of Reed Elsevier NV reflect the 50% economic interest of Reed Elsevier NV’s shareholders in Reed Elsevier. These interests are accounted for on a gross equity basis.

All of the selected financial data for Reed Elsevier NV set out below has been extracted or derived from the financial statements of Reed Elsevier NV, which have been audited by Deloitte Accountants, Amsterdam.

	Year ended December 31,

	2003(2)	2003	2002	2001	2000	1999

	(in millions, except per share amounts)
Amounts in accordance with UK GAAP: (1)
Profit on ordinary activities before tax	$474	€376	€230	€221	€157	€80
Share of amortisation of goodwill and intangible assets charged to profit on ordinary activities before tax	(407)	(323)	(419)	(403)	(384)	(284)
Share of exceptional items charged to profit on ordinary activities before tax(3)	(43)	(34)	(88)	(59)	(25)	(176)
Tax on profit on ordinary activities(4)	(169)	(134)	(86)	(120)	(130)	(128)
Profit/(loss) attributable to ordinary shareholders	305	242	144	101	27	(48)
Basic earnings/(loss) per Reed Elsevier NV ordinary share	39.1¢	0.31	0.18	0.13	0.04	(0.07)
Diluted earnings/(loss) per Reed Elsevier NV ordinary share	39.1¢	0.31	0.18	0.13	0.03	(0.07)
Dividends per Reed Elsevier NV ordinary share(5)	37.8¢	0.30	0.30	0.30	0.28	0.27
Total assets	$2,478	€1,967	€2,251	€2,610	€2,650	€1,639
Long term borrowings, less current portion	(9)	(7)	(6)	(5)	(6)	(8)
Shareholders’ funds(6)	2,177	1,728	2,019	2,377	2,448	1,493
Weighted average number of shares		783.9	783.2	780.2	714.7	708.1
Amounts in accordance with US GAAP:
Net income/(loss)	$505	€401	€303	€(5)	€58	€(46)
Basic earnings/(loss) per Reed Elsevier NV ordinary share	64.3¢	0.51	0.39	(0.01)	0.08	(0.06)
Diluted earnings/(loss) per Reed Elsevier NV ordinary share	64.3¢	0.51	0.39	(0.01)	0.08	(0.06)
Total assets	3,052	2,422	2,634	2,919	3,046	1,997
Long term borrowings, less current portion	(9)	(7)	(6)	(5)	(6)	(8)
Shareholders’ funds(6)	2,955	2,345	2,558	2,843	2,984	1,951

(1)

The financial statements of Reed Elsevier NV are prepared in accordance with accounting policies that are in conformity with UK GAAP, which differs in certain significant respects from US GAAP. Prior to 2003, Reed Elsevier NV presented statutory financial statements prepared in accordance with Dutch GAAP, and the combined financial statements which form part of Reed Elsevier NV’s statutory financial statements were prepared in accordance with both UK and Dutch GAAP. Following changes to Dutch GAAP effective for the 2003 financial year in respect of the presentation of dividends and pension accounting, UK GAAP and Dutch GAAP have diverged. As permitted by Article 362.1 of Book 2 Title 9 of the Netherlands Civil Code, Reed Elsevier NV has therefore determined to prepare its financial statements in accordance with UK GAAP, thereby ensuring consistency with the prior year of the accounting policies applied within the Reed Elsevier combined financial statements, and with the accounting policies of Reed Elsevier PLC. The principal differences between UK GAAP and US GAAP which are relevant to Reed Elsevier NV are set out in note 21 to the Reed Elsevier NV financial statements.

(2)

Noon buying rates as at December 31, 2003 have been used to provide a convenience translation into US dollars, see “— Exchange Rates” on page 8. At December 31, 2003 the Noon Buying Rate was $1.26 per €1.00.

(3)	Share of exceptional items before tax includes Reed Elsevier NV’s share of Reed Elsevier’s exceptional items:
(i)

in 2003 exceptional operating charges of €53 million relate to reorganisation costs, principally employee severance in the Legal and Business segments and acquisition related costs, including employee severance and property rationalisation costs, arising on the further integration and rationalisation of Harcourt and on other recent acquisitions. Non operating exceptional net gains, amounting to €19 million, arose in respect of disposals of businesses and on fixed asset investments;

(ii)

in 2002 exceptional operating charges of €79 million relate to reorganisation costs, principally employee severance in the Business and Legal segments, and acquisition related costs arising on the integration and rationalisation of Harcourt and other recent acquisitions. Non operating exceptional net losses, amounting to €9 million, arose in 2002 in respect of disposals of businesses and fixed asset investments;

(iii)

in 2001 exceptional operating charges of €79 million relate to reorganisation costs, principally headcount reduction in the Business division, acquisition related costs arising on the integration of Harcourt and other recent acquisitions, and costs relating to the financing of the tender offer. Non operating exceptional gains, amounting to €20 million, arose primarily in respect of the disposal of OAG Worldwide, Cahners Travel Group, Bowker and certain training businesses in the Netherlands;

(iv)

in 2000 exceptional operating charges of €94 million principally relate to the costs of a major programme of reorganisation across Reed Elsevier businesses, commenced in 1999. Non operating exceptional gains, amounting to €70 million, arose in 2000 in respect of the disposal of Springhouse, KG Saur and REZsolutions; and

(v)

in 1999 exceptional operating items of €182 million relate to the costs of a major programme of reorganisation across Reed Elsevier businesses, and to Year 2000 compliance and acquisition related costs. Reorganisation costs include employee severance, surplus leasehold property obligations and fixed asset write-offs.

(4)

Included in tax on profit on ordinary activities are Reed Elsevier NV’s share of Reed Elsevier’s credits for exceptional tax items of €61 million in 2003; €97 million in 2002; €65 million in 2001; €17 million in 2000 and €11 million in 1999. Share of exceptional tax items credited to tax on profit on ordinary activities include, in 2003 and 2002, a net tax credit arising principally in respect of prior year disposals and tax relief related to restructuring and acquisition integration costs; in 2001, taxes recoverable in respect of disposals and prior period reorganisation costs; in 2000, taxes recoverable in respect of disposals; and, in 1999, taxes arising on business consolidation in the programme of reorganisation.

(5)

Dividends per Reed Elsevier NV ordinary share, translated into cents at the noon buying rate on December 31, 2002, 2001, 2000 and 1999 respectively, were: 31.5 cents in 2002; 26.7 cents in 2001; 26.3 cents in 2000; and 27.3 cents in 1999. See “— Exchange Rates” on page 8.

(6)

On April 12, 2001, Reed Elsevier NV issued 629,298 R-shares to Reed Holding BV, a wholly owned subsidiary of Reed Elsevier PLC, for €91.3 million before capital taxes, so as to maintain Reed Elsevier PLC’s 5.8% indirect equity interest in Reed Elsevier NV. On December 5, 2000, Reed Elsevier NV issued 66,255,000 new ordinary shares at €14.50 each following a joint international offering by Reed Elsevier PLC and Reed Elsevier NV. The purpose of the offering was to finance the proposed acquisition by Reed Elsevier of the Harcourt STM and Education and Assessment businesses. The nominal value of the shares issued was €4.0 million and the net proceeds were €933 million.

EXCHANGE RATES
For a discussion of the impact of currency fluctuations on Reed Elsevier’s combined results of operations and combined financial position, see “Item 5: Operating and Financial Review and Prospects”.

The following tables illustrate, for the periods and dates indicated, certain information concerning the Noon Buying Rate for pounds sterling expressed in US dollars per £1.00 and for the euro expressed in US dollars per €1.00. The exchange rate on February 18, 2004 was £1.00 = $1.90 and €1.00 = $1.28.

US dollars per £1.00 – Noon Buying Rates

	Period

Year ended December 31,	End	Average(1)	High	Low

2003	1.78	1.64	1.78	1.55
2002	1.61	1.50	1.61	1.41
2001	1.45	1.44	1.50	1.37
2000	1.49	1.52	1.65	1.40
1999	1.62	1.62	1.68	1.55

Month	High	Low

February 2004 (through February 18, 2004)	1.90	1.82
January 2004	1.85	1.78
December 2003	1.78	1.72
November 2003	1.72	1.67
October 2003	1.70	1.66
September 2003	1.66	1.57
August 2003	1.62	1.57
US dollars per €1.00 – Noon Buying Rates
	Period

Year ended December 31,	End	Average(1)	High	Low

2003	1.26	1.13	1.26	1.04
2002	1.05	0.95	1.05	0.86
2001	0.89	0.90	0.95	0.84
2000	0.94	0.92	1.03	0.83
1999	1.01	1.07	1.18	1.00

Month			High	Low

February 2004 (through February 18, 2004)			1.28	1.24
January 2004			1.29	1.24
December 2003			1.26	1.20
November 2003			1.20	1.14
October 2003			1.18	1.16
September 2003			1.17	1.08
August 2003			1.14	1.09

(1)	The average of the Noon Buying Rates on the last day of each month during the relevant period.

Noon Buying Rates have not been used in the preparation of the Reed Elsevier combined financial statements, the Reed Elsevier PLC financial statements or the Reed Elsevier NV financial statements but have been used for certain convenience translations where indicated.

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

Our businesses are dependent on the continued acceptance by our customers of our products and services and the prices which we charge for our products and services. We cannot predict whether there will be changes in the future, either in the market demand or from the actions of competitors, which will affect the acceptability of products, services and prices to our customers.

Our intellectual property rights may not be adequately protected under current laws in some jurisdictions, which may adversely affect our results and our ability to grow.

Our products and services are largely comprised of intellectual property content delivered through a variety of media, including journals, books, CDs, and online, including the internet. We rely on trademark, copyright, patent and other intellectual property laws to establish and protect our proprietary rights in these products and services. However, we cannot assure you that our proprietary rights will not be challenged, limited, invalidated or circumvented. Despite trademark and copyright protection and similar intellectual property protection laws, third parties may be able to copy, infringe or otherwise profit from our proprietary rights without our authorisation. These unauthorised activities may be facilitated by the internet.

In addition, whilst there is now certain internet-specific copyright legislation in the United States and in the European Union, there remains significant uncertainty as to the date from which these will be enforced and the form copyright law regulating digital content may ultimately take. In the United States, copyright laws are increasingly coming under legal challenge and, in the European Union, national legislation by the member states implementing the EU Copyright Directive has not yet been adopted. These factors create additional challenges for us in protecting our proprietary rights to content delivered through the internet and electronic platforms. Moreover, whilst non-copyrightable databases are protected in many circumstances by law in the European Union, there is no equivalent legal protection in the United States.

Fluctuations in exchange rates may affect our reported results.

Our financial statements are expressed in pounds sterling and euros and are, therefore, subject to movements in exchange rates on the translation of the financial information of businesses whose operational currencies are other than our reporting currencies. The United States is our most important market and, accordingly, significant fluctuations in US dollar/sterling and US dollar/euro exchange rates could significantly affect our reported results from year to year. In addition, in some of our businesses we incur costs in currencies other than those in which revenues are earned. The relative movements between the exchange rates in the currencies in which costs are incurred and the currencies in which revenues are earned can significantly affect the results of those businesses.

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

We are investing significant amounts to develop and promote electronic products and platforms. The provision of electronic products and services is very competitive and we may experience difficulties developing this aspect of our business due to a variety of factors, many of which are beyond our control. These factors may include:

•	the acceptance of our electronic products and platforms by our customers; and
•	competition from comparable and new technologies.

In addition, as a consequence of our electronic product and platform initiatives, an increasing proportion of our revenues are now internet-based and, consequently, we are becoming more dependent on the successful performance and operation of the internet and our electronic delivery systems.

Changes in regulation on information collection and use could adversely affect our revenues and our costs.

Legal regulation relating to internet communications, data protection, e-commerce, direct marketing and digital advertising and use of public records is becoming more prevalent. Existing and proposed legislation and regulations, including changes in the manner in which such legislation and regulations are interpreted by courts, in the United States, the European Union and other jurisdictions may impose limits on our collection and use of certain kinds of information about individuals and our ability to communicate such information effectively with our customers. We are unable to predict in what form laws and regulations will be adopted or how they will be construed by the courts, or the extent to which any changes might adversely affect our business.

Our businesses may be adversely affected if their electronic delivery platforms or distribution systems experience a significant failure or interruption.

Our businesses are increasingly dependent on electronic platforms and distribution systems, primarily the internet, for delivery of their products and services. Although plans and procedures are in place to reduce such risks, our businesses could be adversely affected if their electronic delivery platforms experience a significant failure, interruption or security breach.

Changes in government funding of, or spending by, schools, academic institutions and states may adversely affect demand for the products and services of our education and science and medical businesses.

The customers of our education business in the United States are state boards of education and local school districts, which rely on various sources of governmental funding, primarily from state and local governments, to purchase products and services offered by our education business. The principal customers for the information products and services offered by our science and medical business are academic institutions, which fund purchases of these products and services from limited budgets that may be sensitive to changes in private and governmental sources of funding. Accordingly any decrease in governmental funding for schools or decrease in budgets of academic institutions or changes in the spending patterns of schools or academic institutions could negatively impact our businesses.

Our scientific, technical and medical primary journals could be adversely affected by changes in the market.

Our scientific, technical and medical (STM) primary publications, like those of most of our competitors, are published on a paid subscription basis. There has been recent debate in the academic and library communities, which are the principal customers for our STM publications, regarding whether such publications should be free to subscribers and funded instead through fees charged to authors and from governmental and other subsidies. While the viability of this method of STM publishing and its suitability to the review and dissemination of scientific, technical and medical research are unproven, if widely adopted it could adversely affect our paid subscription STM publications.

A significant portion of our revenue is derived from advertising and exhibitions and spending by companies on advertising and other marketing activities has historically been cyclical.

Approximately 13% of our revenue in 2003 was derived from advertising and 9% from exhibitions. In particular, the Business segment is highly dependent on advertising and exhibitions revenues. In 2003, 38% of Business segment revenues were derived from advertising and 32% from exhibitions.

Traditionally, spending by companies on advertising and other marketing activities has been cyclical with companies spending significantly less on advertising in times of economic slowdown or recession. Our results could be adversely affected by a reduction of advertising revenues following economic slowdown or recession.

The exhibitions business is similarly affected by cyclical pressures on spending by companies. Additionally, participation and attendance at exhibitions is affected by the availability of exhibition venues and the propensity of exhibitors and attendees to travel. Our results could be adversely affected if the availability of venues or the demand from exhibitors and attendees were reduced, for example due to international security concerns or acts of terrorism or war.

Return to contents

ITEM 4: INFORMATION ON REED ELSEVIER

HISTORY AND DEVELOPMENT

Corporate structure
Reed Elsevier came into existence in January 1993, when Reed Elsevier PLC and Reed Elsevier NV contributed their businesses to two jointly owned companies, Reed Elsevier Group plc, a UK registered company which owns the publishing and information businesses, and Elsevier Reed Finance BV, a Dutch registered company which owns the financing activities. Reed Elsevier PLC and Reed Elsevier NV have retained their separate legal and national identities and are publicly held companies. Reed Elsevier PLC’s securities are listed in London and New York, and Reed Elsevier NV’s securities are listed in Amsterdam and New York.

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

Material acquisitions and disposals
Reed Elsevier has made strategic acquisitions in the science & medical, legal, education and business sectors to enhance existing activities. Total acquisition expenditure in the three years ended December 31, 2003 was approximately £3.6 billion, after taking into account borrowings and net cash acquired.

During 2003 a number of acquisitions were made for a total consideration amounting to £226 million. The most significant acquisitions were the Holtzbrinck STM business in Germany and, in the United States, Applied Discovery Inc., and the public records business of Dolan Media Company. Disposals during 2003 related principally to LexisNexis Document Solutions and realised net proceeds of £96 million.

The most significant acquisition within the past three years has been that of Harcourt in July 2001 for $4.45 billion (£3.2 billion). Reed Elsevier acquired the entire share capital of Harcourt following a successful tender offer of $59 per share of common stock or share equivalent. Certain businesses — the Harcourt Higher Education business and the Corporate & Professional Services businesses other than educational and clinical testing — were immediately on-sold to The Thomson Corporation for $2.06 billion, on which taxes of approximately $0.5 billion were payable over 12 months. Reed Elsevier retained the Harcourt STM and Education and Assessment businesses. Harcourt debt on completion of these transactions was approximately $1.5 billion.

In addition, Reed Elsevier has made a number of smaller acquisitions.

During 2000, we initiated a programme of disposal of non-core businesses. This was substantially completed in 2001, with the sale of the travel publishing businesses, OAG Worldwide and Cahners Travel Group, the Bowker bibliographic business, certain Reed Business Information training businesses, and a number of non-core titles and exhibitions. Total proceeds of this disposal programme were approximately £300 million.

Capital expenditure
Capital expenditure principally relates to computer equipment, office facilities and, increasingly, investment in systems infrastructure to support electronic publishing activities. Total capital expenditure amounted to £168 million, £179 million and £178 million in 2003, 2002 and 2001, respectively.

Principal Executive Offices
The principal executive offices of Reed Elsevier PLC are located at 1-3 Strand, London WC2N 5JR, England. Tel: +44 20 7930 7077. The principal executive offices of Reed Elsevier NV are located at Sara Burgerhartstraat 25, 1055 KV Amsterdam, the Netherlands. Tel: +31 20 485 2434. The principal executive office located in the US is at 125 Park Avenue, 23rd Floor, New York, New York, 10017. Tel +1 212 309 5498. Our internet address is www.reedelsevier.com. The information on our website is not incorporated by reference into this report.

Return to contents

BUSINESS OVERVIEW

We are one of the world’s leading publishers and information providers. Our activities include science and medical, legal, education and business publishing. Our principal operations are in North America and Europe. For the year ended December 31, 2003, we had total turnover of approximately £4.9 billion and an average of approximately 35,600 employees. As at December 31, 2003, we had approximately 35,000 employees. In 2003, North America represented our largest single geographic market, based on turnover by destination, contributing 60% of our total turnover.

Turnover is derived principally from subscriptions, circulation and copy sales, advertising sales and exhibition fees. In 2003, 39% of Reed Elsevier’s turnover was derived from subscriptions; 31% from circulation and copy sales; 13% from advertising sales; 9% from exhibition fees; and 8% from other sources.

Subscription sales are defined as turnover derived from the periodic distribution or update of a product or from the provision of access to online services, which is often prepaid. Circulation and copy sales include all other turnover from the distribution of a product and transactional sales of online services, usually on cash or credit terms. The level of publishing- related advertising sales and exhibition fees has historically been tied closely to the economic cycle with changes in the profit performance of advertisers, business confidence and other economic factors having a high correlation with changes in the size of the market. Subscription sales and circulation and copy sales have tended to be more stable than advertising sales through economic cycles. In 2003, 30% of our turnover was derived from electronic information products, principally internet-based, including 58% of the Legal division turnover, 41% of the Science & Medical division turnover and 8% of the Business division turnover.

Sales are recognised for the various revenue sources as follows: subscriptions — over the period of the subscription; circulation — on despatch; advertising — on publication or period of online display; exhibitions — on exhibition date; educational testing contracts — on performance against delivery milestones.

Certain of our businesses are seasonal in nature. In the Science & Medical division, a significant proportion of annual revenue is derived from calendar year based journal subscriptions, with the substantial majority of annual cash inflow from these arising in the fourth quarter of each financial year. In Education, the US Schools and Assessment businesses have a significant cash outflow in the first half of each year as product is produced and expenses incurred ahead of the main sales period in June through September, and after which there is substantial cash inflow. This, together with the phasing of other subscription receipts and exhibition deposits, results in significant cash flow seasonality whereby the substantial majority of annual operating cash inflows normally arises in the second half of the year.

Our businesses compete for subscription, circulation and marketing expenditures in scientific and medical, legal, education and business sectors. The bases of competition include, for readers and users of the information, the quality and variety of the editorial content, the quality of the software to derive added value from the information, the timeliness and the price of the products and, for advertisers, the quality and the size of the audiences targeted.

Our businesses provide products and services that are organised to serve four business segments: Science & Medical; Legal; Education; and Business.

	Turnover Year ended December 31,

	2003		2002		2001

	(in millions, except percentages)
Science & Medical	£1,381	28%	£1,295	26%	£1,024	22%
Legal	1,318	27	1,349	27	1,330	29
Education	898	18	993	20	579	13
Business	1,328	27	1,383	27	1,627	36

Total	£4,925	100%	£5,020	100%	£4,560	100%

SCIENCE & MEDICAL
	Year ended December 31,

	2003	2002	2001

	(in millions)
Turnover
Elsevier
Science & Technology	£789	£746	£664
Health Sciences	592	549	360

	£1,381	£1,295	£1,024

Elsevier, the Science & Medical segment of Reed Elsevier, comprises international scientific, technical and medical publishing and communications businesses. Elsevier is headquartered in Amsterdam and its principal operations are located in London, Oxford, Paris, Munich, New York, Philadelphia, St. Louis, San Francisco, Singapore, Tokyo and Delhi.

Elsevier is managed as two customer-facing divisions: Science & Technology and Health Sciences, supported by the Operations division.

In 2003, Elsevier continued to invest in the web based information service ScienceDirect, most particularly in new navigation services, and in web platforms to support the launch of new online products.

Science & Technology
The Science & Technology division of Elsevier contributed 57% of the total turnover of Science & Medical in 2003. Of this turnover, 77% came from journals, 8% from books and the rest mainly from databases and software. Approximately 40% of Science & Technology turnover in 2003 was derived from North America, 32% from Europe and the remaining 28% from the rest of the world.

Through a number of imprints, including Elsevier, Academic Press and Butterworth Heinemann, Elsevier supplies scientific and technical information through journals, books and the internet to libraries, scientists and professionals serving a wide range of research fields including the life sciences, social sciences, materials, engineering, chemistry, physics, economics, mathematics, earth sciences, computer sciences, management and psychology. Among Elsevier’s well known scientific journals are Cell, Brain Research, Neuroscience, Biochimica et Biophysica Acta, Journal of Molecular Biology, Molecular Therapy and Developmental Biology in the life sciences; Tetrahedron and Journal of Chromatography in chemistry; Physics Letters, Solid State Communications, Journal of Computational Physics and Journal of Sound and Vibration in physics; Journal of Financial Economics in economics; and Artificial Intelligence in the computer sciences field.

Science & Technology’s flagship electronic product, ScienceDirect, is a full text online scientific research service. ScienceDirect now holds over 5 million scientific research articles that can be searched, accessed and linked. Elsevier also publishes secondary material in the form of supporting bibliographic data, indexes and abstracts, and tertiary information in the form of review and reference works. In 2002, Elsevier launched a programme to make reference works available electronically through ScienceDirect and as at December 31, 2003 15 reference works were available.

Elsevier offers secondary databases, available electronically, online or on CD. These include: EMBASE, covering pharmaceutical and biomedical sciences; Compendex, covering the engineering disciplines; Geobase, focusing on geoscience and related areas; and Beilstein Database, providing online access to chemical structures with linked descriptions of the properties, reactions, preparations and citations.

Elsevier offers software solutions provided by its two software businesses, MDL Information Systems (“MDL”) and Endeavor Information Systems (“Endeavor”). MDL provides research tools and software solutions to the life sciences industry and, through Endeavor, Elsevier provides integrated collection management solutions for libraries.

Competition within the science and technology publishing fields is generally on a journal by journal basis. Competing leading journals are typically published by learned societies such as the American Chemical Society, the Institute of Electrical and Electronics Engineers and the American Institute of Physics in the United States and the Royal Society of Chemistry in the United Kingdom.

Journals are generally sold directly to libraries, with subscription agents facilitating the administrative process. Electronic products, such as ScienceDirect, are sold through our dedicated sales force which has offices around the world including Amsterdam, New York, Rio de Janeiro, Singapore and Tokyo. Books are sold through book stores, both traditional and online, and wholesalers.

Health Sciences
The Health Sciences division of Elsevier operates an international network of nursing, health professions and medical publishing and communications businesses under the Saunders, Mosby, Churchill Livingstone, Elsevier and Excerpta Medica Communications imprints and brands. Its principal geographic markets are the United States, the United Kingdom, Germany and France, while other important markets include Italy, Spain, Canada, Australia and Japan.

The division contributed approximately 43% of Science & Medical turnover in 2003. Of this turnover, 45% came from journals, 48% from books and the remainder mainly from the pharmaceutical communication business. Approximately 60% of Health Sciences turnover in 2003 was derived from North America, 25% from Europe and the remaining 15% from the rest of the world.

Elsevier publishes international medical titles such as The Lancet and Gray’s Anatomy. Other medical books and journals include The Journal of the American College of Cardiology, Gastroenterology, The Journal of Allergy and Clinical Immunology, The European Heart Journal, Encyclopédie Médico-Chirurgicale, the book series Les Conférences d’Enseignement and Potter and Perry’s Fundamentals of Nursing. Elsevier also publishes a number of journals for learned societies. As an extension of its medical reference works programme, in 2003 Elsevier launched electronic editions of a number of reference titles. These are online versions whose functionality includes continuous updates, search facilities and medical, literature and drug updates. Amongst the electronic editions launched were versions of Bolgnia’s Dermatology and Nelson Textbook of Pediatrics.

Elsevier publishes textbooks for students and practising professionals in the medical, nursing and health professions in the United States, United Kingdom, Canada and Australia. Elsevier’s medical textbooks include Goldman: Cecil’s Textbook of Medicine, Guyton’s Textbook of Physiology, Cotran: Robbins Pathologic Basis of Disease, and Rang’s Pharmacology. Elsevier’s nursing titles include Mosby’s Medical, Nursing and Allied Health Dictionary, Mosby’s Nursing Drug Reference, Medical-Surgical Nursing and Wong’s Essentials of Pediatric Nursing. In the health professions markets, Elsevier publishes Chabner’s Language of Medicine, Merrill’s Atlas of Radiographic Positions & Radiologic Procedures, Ettinger’s Textbook of Veterinary Internal Medicine and Roberson’s Art and Science of Operative Dentistry.

Elsevier offers a suite of electronic products serving both students and practising professionals across health science markets. Health Sciences’ flagship electronic product, MDConsult, provides web access to major medical reference works, databases, clinical journals, drug information, practice guidelines, education programmes, expert commentaries and medical news for medical students, physicians and other healthcare professionals. During 2003, Elsevier launched Evolve, for the educational market, an interactive learning environment that works in coordination with Elsevier’s primary texts and includes tools and functionality to enhance the learning experience and course administration.

Excerpta Medica Communications (“EMC”) publishes customised information for healthcare professionals, medical societies and pharmaceutical companies internationally. EMC also works closely with pharmaceutical companies to provide international marketing and communications platforms for new drugs.

The medical publishing field is fragmented with competition generally on a title by title basis. In the United States, Elsevier faces regional competition from a number of information publishers and service providers, such as Wolters Kluwer’s Ovid, Adis Press, Springhouse and Lippincott Williams & Wilkins divisions, The Thomson Corporation, McGraw Hill, Pearson, John Wiley & Sons, Taylor & Francis, the American Medical Association and the Massachusetts Medical Society (New England Journal of Medicine).

Books are sold by book stores and wholesalers, and directly, generally through our dedicated sales force. Journals are generally sold directly to libraries, with subscription agents facilitating the administrative process, and to individuals, through direct mail and through societies. Electronic products, such as MDConsult, are generally sold directly through our dedicated sales force.

Operations
The Operations division provides book and journal production, information technology, fulfilment and distribution services for both the Science & Technology and Health Sciences divisions.

Much of the pre-press production for journals and books is outsourced. An electronic production system manages the production process from author submission to delivery of the full text of journal articles in whichever format the customer requires, via ScienceDirect, MDConsult, learned society websites, on CD or in print.

Printing is primarily sourced through a variety of unaffiliated printers located in the United Kingdom, the Netherlands, the United States, China, Hong Kong and South America. Distribution of hard copy journals is mainly outsourced. Book distribution in the United States is handled in-house. In Europe, book distribution was outsourced during 2003 to a third party service provider based in the United Kingdom.

LEGAL
	Year ended December 31,

	2003	2002	2001

	(in millions)
Turnover
LexisNexis
North America	£992	£1,056	£1,041
International	326	293	289

	£1,318	£1,349	£1,330

LexisNexis, the Legal segment of Reed Elsevier, provides legal, tax, regulatory, and business information to professional, business and government customers internationally. The Legal segment comprises LexisNexis North America and LexisNexis International. In 2003, LexisNexis North America contributed approximately 75% of the total turnover of the Legal segment, with LexisNexis International accounting for 25%.

During 2003, LexisNexis continued to invest in new content and improved online functionalities for its core products as well as expanding into contiguous markets through investment in new development and acquisitions. Further progress has been made in expanding coverage of annotated codes for individual states and in case law summaries. The first development phase of the global online delivery platform has been completed with the launch of services on the new platform in France.

The acquisitions of Applied Discovery Inc. and the public records business of Dolan, made in the second half of the year in the United States, have expanded LexisNexis’ position in contiguous markets. Applied Discovery Inc is a provider of electronic discovery services. The public records business of Dolan Media, including electronic information on court judgements and liens, has expanded LexisNexis’ position in the risk management market.

LexisNexis North America
LexisNexis North America operates principally in the United States and comprises North American Legal Markets and US Corporate and Federal Markets. In 2003, approximately 69% of LexisNexis North America’s turnover came from subscription sales, including online services, 10% from transactional sales, including online services, 10% from advertising (including directory listings), 4% from circulation and copy sales and the remaining 7% from other sources.

North American Legal Markets develops, markets and sells LexisNexis information products and services in electronic and print formats to legal firms and practitioners, law schools and state and local governments in the United States and Canada.

Matthew Bender, an international publisher of legal analysis and case law, offers publications in print and electronic formats to subscribers in approximately 147 countries. Its publications include California Forms of Pleading and Practice, Collier on Bankruptcy, Immigration Law and Procedure, Moore’s Federal Practice, Nimmer on Copyright and Rabkin & Johnson’s Current Legal Forms.

Michie offers more than 600 practice-enhancing titles, 400 custom legal publications and the annotated codes of 38 US states and territories. In addition, Michie is the publisher of the United States Code Service and United States Supreme Court Reports, Lawyers’ Edition.

Shepard’s Citations Service is a US legal citation service and provider of federal and state jurisdictional and citator services delivered online or in print or CD formats. “Shepardizing”TM is a common process for US lawyers and involves checking the continuing authority of a case or statutory reference in light of subsequent legal changes.

CCH and Tax Analysts materials are offered as online products by LexisNexis under licence from third parties.

Martindale-Hubbell is a publisher of biographical information on the legal profession in North America and internationally. Its flagship product, the Martindale-Hubbell Law Directory, including the martindale.com databases, is typically utilised as a marketing vehicle by law firms, and provides access to the qualifications and credentials of over one million lawyers and law firms worldwide. The Martindale-Hubbell Law Directory is available in print, CD and online via LexisNexis. In addition, Martindale-Hubbell offers a suite of web services, in combination with professional listings on its lawyers.com site, which is aimed at smaller law firms targeting consumers and small businesses.

US Corporate and Federal Markets develops, markets and sells LexisNexis products and services to corporations, federal government agencies and academic institutions and also manages news, business, financial and public records content acquisition and enhancements. The risk management applications of US Corporate and Federal Markets are designed to assist customers in managing risk through fraud detection and prevention, identity verification, pre-employment screening and due diligence.

In US legal markets, LexisNexis North America’s principal competitor is West (The Thomson Corporation). The principal competitors in corporate and government markets are West and Dialog (The Thomson Corporation), Factiva (a Reuters/Dow Jones joint venture) and Choicepoint.

LexisNexis International
The LexisNexis International division comprises LexisNexis Europe and Africa, headquartered in London; LexisNexis Asia Pacific, headquartered in Singapore; and LexisNexis Latin America, headquartered in Buenos Aires. In 2003, approximately 61% of LexisNexis International’s turnover was derived from subscriptions, 31% from circulation and copy sales, 1% from advertising and 7% from other sources. In the same year, approximately 44% of turnover came from the UK, 32% from Continental Europe and 24% from the rest of the world.

LexisNexis Europe and Africa includes LexisNexis UK, formerly known as Butterworths Tolley; LexisNexis Juris- Classeur, formerly LexisNexis France; LexisNexis Deutschland in Germany; Verlag LexisNexis ARD Orac in Austria; LexisNexis Benelux; LexisNexis Poland; LexisNexis Butterworths South Africa; as well as minority interests in Giuffré Editore in Italy and Stãmpfli Verlag in Switzerland.

LexisNexis UK is a professional publisher, providing legal, tax and business information via online, print and CD media. The web-based LexisNexis UK Online service provides a resource for legal, tax, regulatory and business information, including access to a range of UK, US, Australian, New Zealand, South African and other legal materials, via a single gateway. LexisNexis UK’s principal publications are Halsbury’s Laws of England, The Encyclopaedia of Forms and Precedents, Simon’s Taxes and Butterworths Company Law Service. The principal competitors in the United Kingdom are Sweet & Maxwell and West (The Thomson Corporation) in legal markets; CCH and Croner (Wolters Kluwer) in tax and regulatory markets; and Factiva (a Reuters/Dow Jones joint venture) in corporate markets.

LexisNexis Juris-Classeur, is a provider of information to lawyers, notaries and courts in France. LexisNexis Juris- Classeur’s principal publications are JurisClasseur and La Semaine Juridique. Under the brands Infolib and Légisoft, LexisNexis Juris-Classeur also provides practice management, production and computation software tools for lawyers, notaries and accountants. The major competitors of LexisNexis Juris-Classeur are Editions Francis Lefebvre, Editions Législatives, Dalloz (Lagardere) and Lamy (Wolters Kluwer).

EDUCATION
	Year ended December 31,

	2003	2002	2001

	(in millions)
Turnover
Harcourt Education
US Schools and Assessment	£745	£846	£440
International	153	147	139

	£898	£993	£579

Harcourt Education, the Education segment of Reed Elsevier, comprises: the Harcourt Education US Schools and Assessment businesses, which provide print and multimedia teaching and assessment materials, principally for kindergarten to 12th grade students in the United States; and Harcourt Education International, which provides educational content to students, teachers and libraries, principally in the United Kingdom, the United States, Australia, New Zealand and South Africa. In 2003, the Harcourt Education US Schools and Assessment businesses contributed approximately 83% of the total turnover of the Education segment, with Harcourt Education International accounting for 17%.

In 2003, approximately 87% of Education turnover was derived from North America, 8% from Europe and the remaining 5% from the rest of the world.

Harcourt Education US Schools and Assessment businesses
Harcourt Education US Schools and Assessment businesses provide textbooks and related instructional materials to US schools, and comprise Harcourt School Publishers; Holt, Rinehart and Winston; Harcourt Achieve (formerly Harcourt Supplemental Publishers); and Harcourt Trade Publishers.

Harcourt School Publishers, based in Orlando, Florida, is a publisher of print and technology-enabled instructional materials for students in kindergarten to 6th grade. It publishes educational material covering seven principal disciplines: reading, mathematics, social studies, science, language arts, health and art. Its programmes include Trophies, Harcourt Language, Harcourt Math, Harcourt Brace Social Studies, Horizons, Harcourt Science and Your Health. Harcourt School Publishers also offers supplemental materials, interactive programmes and products to support its basal programmes directly to the teacher, parent, and the home-school market through its internet site.

Holt, Rinehart and Winston, based in Austin, Texas, offers educational textbooks and related instructional materials, including print-based products, CDs, videos and internet-based support and reference materials to middle and secondary schools. It publishes educational material covering, in particular, literature and language arts, science, mathematics and social studies. Its programmes include Elements of Literature, Elements of Language, Elements of Writing and Holt Science and Technology.

Harcourt Achieve, based in Austin, Texas, is a publisher of supplemental kindergarten to 12th grade and adult education materials, including skills-based programmes, remedial learning, test preparation, professional development materials and general equivalency diploma preparation. Harcourt Achieve provides materials for users with special educational needs and for whom English is a second language. Programmes within Harcourt Achieve include Rigby Literacy, Pair-It and Power Up!.

Harcourt Trade Publishers, based in San Diego, California, includes the Harvest imprint. Harcourt Trade authors have won the Nobel Prize for Literature three times in the last eight years and Harcourt Trade books have won several prestigious awards and recognitions, including the National Book Award, Edgar Award, Man Booker Prize, and numerous New York Times’ “Best Book of the Year” citations.

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

The principal competitors of the Harcourt Education US Schools businesses are Pearson, McGraw Hill and Houghton- Mifflin.

Harcourt Assessment, based in San Antonio, Texas, is a provider of educational and clinical testing and performance measurement.

In educational testing, Harcourt Assessment provides a range of educational achievement, aptitude and guidance testing services for measuring kindergarten to 12th grade student progress. Principal products are norm-referenced and criterion- referenced tests, and include the Stanford Achievement Test Series.

In clinical testing, Harcourt Assessment provides practising and research psychologists with psychological, speech and occupational therapy assessment tests for many aspects of human behaviour, intelligence and development. Products include the Wechsler Intelligence Scales, the Bayley Scales of Infant Development, the Beck Anxiety Inventory, and Clinical Evaluation of Language Fundamentals.

The principal competitors of Harcourt Assessment in educational testing are CTB (McGraw Hill), Riverside (Houghton- Mifflin) and, in scoring, NCS (Pearson). Competition in clinical testing is fragmented, with the principal competitors being NCS (Pearson), American Guidance Services, Riverside (Houghton-Mifflin) and Pro-Ed.

Harcourt Education International
Harcourt Education International comprises the UK Schools publishing business; Global Library based in the United States, United Kingdom and Australia; Greenwood-Heinemann based in the United States; Rigby-Heinemann in Australia; Heinemann in South Africa and Reed Publishing in New Zealand. In 2003, approximately 39% of turnover was derived from the United Kingdom, 36% from the United States, 10% from Australia and the remaining 15% from the rest of the world.

The UK Schools business is a provider of textbooks and related instructional materials to the UK primary and secondary schools market through the Heinemann, Ginn and Rigby imprints. Global Library publishes reference materials for school libraries. Greenwood-Heinemann publishes monograph and reference lists and teachers’ professional resources. Rigby- Heinemann is a publisher of primary and secondary school books in Australia. In South Africa, Heinemann is a publisher of school books and, in New Zealand, Reed Publishing publishes both textbooks and consumer books for the local market.

Printing and binding are performed by unaffiliated printers in printing centres both in the country of origin and around the world. Harcourt Education International has its own warehouse and distribution facilities in its principal territories. Harcourt Education International’s principal UK competitors are Longman (Pearson), Oxford University Press, Nelson Thornes (Wolters Kluwer) and Cambridge University Press. In Australia, the principal commercial competitors include Nelson, Macmillan, AWL and Jacaranda. In the international Library market, the principal competitors are Scholastic/Grollier, Wayland (WH Smith) and Watts (Lagardere).

BUSINESS
	Year ended December 31,

	2003	2002	2001

	(in millions)
Turnover
Reed Business Information
US	£365	£438	£593
UK	234	241	260
Continental Europe	277	256	263
Reed Exhibitions	420	425	446
Other	32	23	65

	£1,328	£1,383	£1,627

Reed Business, the Business segment of Reed Elsevier, comprises Reed Business Information, the business magazine and information businesses operating principally in the United States, the United Kingdom and Europe, and Reed Exhibitions, an international exhibitions business.

Reed Business Information
Reed Business Information contributed approximately 66% of the turnover of the Business segment in 2003. In the United States, business to business magazines are primarily distributed on a “controlled circulation” basis, whereby the product is delivered without charge to qualified buyers within a targeted industry group based upon circulation lists developed and maintained by the publisher. Magazines distributed on a “controlled circulation” basis are therefore dependent on advertising for their revenues. In the United Kingdom, business magazines are distributed both on a “controlled circulation” basis and a “paid circulation” basis, but in both cases are dependent on advertising for a significant proportion of their revenues. In the Netherlands, a higher proportion of publications is sold by “paid circulation”.

In 2003, approximately 56% of Reed Business Information turnover came from advertising, 22% from subscription sales, 7% from circulation sales, 4% from training and 11% from other sources including sales of software applications. In 2003, approximately 42% of Reed Business Information turnover came from the United States, 23% from the United Kingdom, 34% from Continental Europe and 1% from the rest of the world.

Reed Business Information US (“RBI US”) is a publisher of business information, with over 90 trade magazines. Amongst the RBI US titles are Variety, Broadcasting & Cable, Multichannel News, Publishers Weekly, EDN, Design News and Interior Design. RBI US also publishes product tabloids which provide information, primarily on new products, to managers and professionals in the industrial, processing, medical, scientific and high technology fields. Through its Reed Construction Data business, RBI US provides national coverage of construction project information, through subscription newsletters, CD and the online service Connect. Other products and services include websites, direct mail, newspapers, newsletters and custom published supplements.

RBI US operates circulation management and fulfilment facilities in Colorado and the Caribbean island of St Kitts, through which it identifies, qualifies and maintains subscriber lists for substantially all of its titles. Paper and printing services are purchased on a coordinated basis with other Reed Elsevier businesses in the United States. Distribution of magazines is conducted primarily through the US postal service, supplemented by news-stand sales through unaffiliated wholesalers.

Reed Elsevier’s US business to business titles compete on an individual basis with the publications of a number of publishers, including Penton Media, Advanstar, VNU, Primedia, Hanley Wood, McGraw Hill and CMP Media (United Business Media).

Reed Business Information UK (“RBI UK”), a business magazine and directory publisher, has a portfolio of over 100 business magazines, directories, market access products and online services. Its business magazines include Computer Weekly, Farmers Weekly, Estates Gazette, Flight International, New Scientist, Caterer & Hotelkeeper, Doctor, Commercial Motor and Community Care. Its print and online directories include Kelly’s/kellysearch.com, Kompass and The Bankers’ Almanac/Bankersalmanac.com. Further online services include Estates Gazette Interactive, Air Transport Intelligence, Planet Science, ICIS-LOR and totaljobs.com.

Paper and printing services are purchased from unaffiliated third parties, primarily on a coordinated basis with other Reed Elsevier businesses in the United Kingdom. RBI UK’s distribution is generally through public postal systems, with news-stand distribution for some titles through outside wholesalers. RBI UK competes directly with EMAP Business Communications and CMP Media in a number of sectors in the United Kingdom, and also with many smaller companies on an individual title by title basis.

Reed Business Information Netherlands (“RBI NL”), is a business magazine and information publisher, publishing over 160 titles. Through trade journals, product news tabloids, directories, documentary systems, databases, newspapers, and websites, RBI NL serves markets which include agriculture, catering, construction, engineering, food, fashion, horticulture, transportation, tourism and travel. Its principal titles include Elsevier, a current affairs weekly, Beleggers Belangen and FEM in business and management, and Boerderij in agriculture. Its titles are predominantly subscription based and revenue is principally divided between subscriptions and advertising.

Printing and production is contracted out to third parties and distribution is mainly through the Dutch postal system. RBI NL competes with a number of companies on a title by title basis in individual market sectors, the largest competitors being Wolters Kluwer and VNU.

Reed Business Information International comprises the operations in the rest of Europe and in Australia and Asia Pacific. Major publications within this business include Stratégies and Editions Prat in France, Ärtzliche Praxis in Germany and Australian Doctor in Australia.

Reed Exhibitions
Reed Exhibitions organises trade exhibitions and conferences internationally, with over 430 events in 34 countries, attracting over 85,000 exhibitors and more than 4.5 million visitors annually. The business contributed approximately 32% of the turnover of the Business segment in 2003. Over 74% of Reed Exhibitions’ turnover is derived from exhibition participation fees, with the balance attributable to conference fees, advertising in exhibition guides, sponsorship fees and admission charges. In 2003, approximately 29% of Reed Exhibitions’ turnover came from North America, 45% from Continental Europe, 9% from the United Kingdom and the remaining 17% from the rest of the world. As some events are held other than annually, turnover in any single year may be affected by the cycle of non-annual exhibitions.

Reed Exhibitions’ events are concentrated primarily in the following industries: IT/communications; manufacturing; aerospace/defence; leisure; electronics; food and hospitality; travel; sports and recreation entertainment; healthcare and pharmaceuticals; and retail.

Reed Exhibitions’ principal events include JCK International Jewellery Shows, Professional Golfers Association (PGA) Merchandise Show, Canadian Machine Tool Show and National Manufacturing Week in North America; World Travel Market and London Book Fair in the United Kingdom; Batimat, MIDEM, MIPTV, MIPcom, MIPIM, Salon Nautique and Maison et Objet in France; AIMEX and Australian Gift Fairs in Australia; International Jewellery Tokyo in Japan; Asian Aerospace and Thai Metalex in South-East Asia; and the Travel series of international events.

The exhibition industry has historically been extremely fragmented. The main US competitor is VNU. Outside the United States, competition comes primarily from industry focused trade associations and convention centre and exhibition hall owners who are also increasingly seeking an international presence.

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

EFSA is the principal treasury centre for the combined businesses. It is responsible for all aspects of treasury advice and support for Reed Elsevier Group plc’s businesses operating in Continental Europe, South America, the Pacific Rim and certain other territories, and undertakes foreign exchange and derivatives dealing services for the whole of Reed Elsevier. EFSA also arranges or directly provides Reed Elsevier Group plc businesses with financing for acquisitions and product development and manages cash pools and investments on their behalf.

EPSA is responsible for the exploitation of tangible and intangible property rights whilst ERSA is responsible for insurance activities relating to risk retention.

At the end of 2003, 88% (2002: 90%) of ERF’s gross assets were held in US dollars and 12% (2002: 10%) in euros, including $7.2 billion (2002: $7.1 billion) and €0.7 billion (2002: €0.8 billion) in loans to Reed Elsevier Group plc subsidiaries. Loans made to Reed Elsevier Group plc businesses are funded from equity, long term debt of $0.8 billion and short term debt of $1.3 billion backed by committed bank facilities. These committed facilities were renegotiated in 2003. Term debt is derived from a Swiss domestic public bond issue, bilateral term loans and private placements. Short term debt is primarily derived from euro and US commercial paper programmes.

EFSA continued to diversify its sources of funding in 2003 with an additional $149 million of term debt raised through bilateral term loans and private placements and the launch of a 10 year $185 million private placement, the proceeds of which were drawn down in 2004.

In 2003, EFSA organised bank tenders and implemented cash-pooling arrangements in several European and Asian countries. EFSA also provided specialist advice concerning the management of interest exposures and advised Reed Elsevier Group plc companies in Europe on the further development of their collection and payment mechanisms.

The average balance of cash under management, on behalf of Reed Elsevier Group plc and its parent companies, was approximately $0.3 billion.

Return to contents

ORGANISATIONAL STRUCTURE

A description of the corporate structure is included under “— History and Development” on page 11. A list of significant subsidiaries, associates, joint ventures and business units is included as an exhibit, see “Item 19: Exhibits” on page F-80.

Return to contents

PROPERTY, PLANTS AND EQUIPMENT

We own or lease over 300 properties around the world, the majority being in the United States. The table below identifies the principal owned and leased properties which we use in our business.

Location	Business segment(s)	Principal use(s)	Floor space (square feet)
Owned properties
Troy, Missouri	Education	Office and warehouse	575,000
Miamisburgh, Ohio	Legal and Science & Medical	Office and data center	403,638
Bellmawr, New Jersey	Education	Office and warehouse	380,000
Linn, Missouri	Science & Medical	Warehouse	206,659
Leased properties
San Antonio, Texas	Education	Office and warehouse	559,258
New York, New York	Business and Science & Medical	Office	429,300
Lewisville, Texas	Education	Office and warehouse	434,898
Orlando, Florida	Education	Office	372,468
Sutton, England	Business	Office	191,960

All of the above properties are substantially fully occupied by Reed Elsevier businesses, or sublet. None of the leases for the leased properties listed above will expire during 2004.

In Amsterdam, Netherlands, a leased property of approximately 254,000 square feet is being completed for occupancy in 2004, for use primarily as offices for businesses in the Science & Medical and Business segments. These businesses are currently located in a number of smaller leased properties in Amsterdam.

In Springfield, Ohio, a data center and office of approximately 60,000 square feet for use by the Legal and Science & Medical segments, which we will own, is under construction with an estimated cost to completion, including plant and equipment, of $40 million.

None of the real property owned or leased by Reed Elsevier which is considered material to Reed Elsevier taken as a whole is presently subject to liabilities relating to environmental regulations.

Return to contents

ITEM 5: OPERATING AND FINANCIAL REVIEW AND PROSPECTS

OPERATING RESULTS — REED ELSEVIER

The following discussion is based on the combined financial statements of Reed Elsevier for the three years ended December 31, 2003, which have been prepared in accordance with UK GAAP. UK GAAP differs in certain significant respects from US GAAP as set out in note 29 to the combined financial statements.

Prior to 2003, the combined financial statements were presented in accordance with both UK and Dutch GAAP. Following changes to Dutch GAAP effective for the 2003 financial year in respect of the presentation of dividends and pension accounting, UK and Dutch GAAP have diverged such that the Reed Elsevier accounting policies no longer accord with Dutch GAAP. Under Article 362.1 of Book 2 Title 9 of the Netherlands Civil Code, UK GAAP may be adopted by Dutch companies with international operations for the preparation of financial statements and, accordingly, UK GAAP has been so adopted ensuring consistency with the prior year of the accounting policies applied in the combined financial statements.

The following discussion should be read in conjunction with, and is qualified by reference to, the combined financial statements.

Reed Elsevier derives its turnover principally from subscriptions, circulation and copy sales, advertising sales and exhibition fees.

Turnover by source for continuing operations
Year ended December 31,

	2003		2002		2001

	(in millions, except percentages)
Subscriptions	£1,944	39%	£1,932	38%	£1,766	39%
Circulation & copy	1,523	31	1,519	30	1,110	24
Advertising	662	13	720	14	847	19
Exhibition fees	429	9	432	9	451	10
Other	367	8	417	9	386	8

Total	£4,925	100%	£5,020	100%	£4,560	100%

The proportionate increase in circulation and copy sales in 2002 reflects the acquisition in July 2001 of the Harcourt STM and Education and Assessment businesses. The proportionate reduction in advertising revenue in 2002 principally reflects the disposal of certain advertising based businesses in 2001 combined with the acquisition of the Harcourt businesses.

Turnover by geographic market for continuing operations(1)
Year ended December 31,

	2003		2002		2001

	(in millions, except percentages)
North America	£2,921	60%	£3,152	63%	£2,765	61%
United Kingdom	551	11	545	11	557	12
The Netherlands	207	4	207	4	224	5
Rest of Europe	695	14	611	12	587	13
Rest of world	551	11	505	10	427	9

Total	£4,925	100%	£5,020	100%	£4,560	100%

(1)

Reed Elsevier’s geographic markets are North America, the United Kingdom, the Netherlands, the Rest of Europe (excluding the United Kingdom and the Netherlands) and the rest of the world (other than North America, the United Kingdom, the Netherlands and the Rest of Europe).

The cost profile of individual businesses within Reed Elsevier varies widely and costs are controlled on an individual business unit basis. The most significant cost item for Reed Elsevier as a whole is staff costs, which represented 39%, 37% and 38% of Reed Elsevier’s total cost of sales and operating expenses before amortisation of goodwill and intangible assets and exceptional items in 2003, 2002 and 2001, respectively.

The following tables show turnover, operating profit (including joint ventures) and adjusted operating profit for each of Reed Elsevier’s business segments in each of the three years ended December 31, 2003, together with the percentage change in 2003 and 2002 at both actual and constant exchange rates. Adjusted operating profit is included on the basis that it is a key financial measure used by management to evaluate performance and allocate resources to the business segments, as reported under SFAS 131 in note 3 to the combined financial statements. Adjusted operating profit represents operating profit before amortisation of goodwill and intangible assets and exceptional items. A reconciliation of adjusted operating profit to operating profit is included below. For further details see note 3 to the combined financial statements. Exceptional items are significant items within Reed Elsevier’s ordinary activities which, under UK GAAP, need to be disclosed separately by virtue of their size or incidence; see note 8 to the combined financial statements for a further description of these items.

	Turnover Year ended December 31,

	2003		2002		% change		2001		% change

					actual rates	constant rates(1)			actual rates	constant rates(2)

	(in millions, except percentages)
Science & Medical	£1,381	28%	£1,295	26%	+7%	+8%	£1,024	22%	+26%	+29%
Legal	1,318	27	1,349	27	–2	+3	1,330	29	+1	+5
Education	898	18	993	20	–10	–3	579	13	+72	+78
Business	1,328	27	1,383	27	–4	–4	1,627	36	–15	–14

Total	£4,925	100%	£5,020	100%	–2%	+1%	£4,560	100%	+10%	+13%

	Operating Profit Year ended December 31,

	2003		2002		% change		2001		% change

					actual rates	constant rates(1)			actual rates	constant rates(2)

	(in millions, except percentages)
Science & Medical	£375	57%	£294	58%	+28%	+25%	£210	54%	+40%	+40%
Legal	95	14	61	12	+56	+52	59	15	+3	–4
Education	91	14	102	20	–11	–3	95	24	+7	+13
Business	100	15	50	10	+100	+92	27	7	+85	+75

Total	£661	100%	£507	100%	+30%	+29%	£391	100%	+30%	+29%

	Adjusted Operating Profit(3) Year ended December 31,

	2003		2002		% change		2001		% change

					actual rates	constant rates(1)			actual rates	constant rates(2)

	(in millions, except percentages)
Science & Medical	£467	40%	£429	38%	+9%	+8%	£344	35%	+25%	+26%
Legal	301	25	287	25	+5	+10	267	27	+7	+10
Education	174	15	183	16	–5	+2	132	13	+39	+45
Business	236	20	234	21	—	—	247	25	–5	–4

Total	£1,178	100%	£1,133	100%	+4%	+6%	£990	100%	+14%	+17%

Adjusted operating profit is derived from operating profit as follows:
	2003 £m	2002 £m	2001 £m

Operating profit including joint ventures	661	507	391
Adjustments:
Amortisation of goodwill and intangible assets (including joint ventures)	445	527	501
Exceptional items:
Reorganisation costs	23	42	35
Acquisition integration and related costs	49	57	63

Adjusted operating profit	1,178	1,133	990

(1)

Represents percentage change over 2002 at constant rates of exchange, which have been calculated using the average exchange rates for the 2002 financial year. These rates were used in the preparation of the 2002 financial statements.

(2)	Represents percentage change over 2001 at constant rates of exchange, which have been calculated using the average exchange rates for the 2001 financial year. These rates were used in the preparation of the 2001 financial statements.
(3)	Adjusted operating profit represents operating profit before the amortisation of goodwill and intangible assets and exceptional items, and is reconciled to operating profit above. For further details see note 3 to the combined financial statements.

In the commentary below, percentage movements are at actual exchange rates unless otherwise stated. Percentage movements at constant exchange rates are calculated using the average exchange rates for the previous financial year. Percentage movements at both actual rates and constant rates are shown in tables on page 23. The effect of currency movements on the 2003 results is further described separately below (see “— Effect of Currency Translation”). References to operating profit relate to operating profit including joint ventures. References to underlying performance are calculated to exclude the effects of acquisitions, disposals and the impact of currency translation. References to the proforma performance of the acquired Harcourt businesses are calculated on the basis of Reed Elsevier’s accounting policies and as if the acquisition had taken place on January 1, 2000.

Results of Operations for the Year Ended December 31, 2003
Compared to the Year Ended December 31, 2002
General
Turnover decreased by 2% to £4,925 million. At constant exchange rates, turnover was 1% higher, or flat excluding acquisitions and disposals.

Operating profits of £661 million were up 30%, or 29% at constant exchange rates, compared with £507 million in 2002. Operating profit is after amortisation of goodwill and intangible assets, including joint ventures, of £445 million (2002: £527 million) and operating exceptional items of £72 million (2002: £99 million). Excluding these items, operating profits would have been up 4% at £1,178 million (2002: £1,133 million), or 6% at constant exchange rates, and 5% on an underlying basis. The increase in operating profits principally reflects improved operating performance, lower goodwill and intangible asset amortisation and a reduction in exceptional charges.

Operating margins, including amortisation of goodwill and intangible assets and operating exceptional items, were 13.4%. Excluding amortisation of goodwill and intangible assets and operating exceptional items, the margin would have been 23.9%, up 1.3 percentage points, reflecting the continued management of costs.

The amortisation charge for intangible assets and goodwill, including in joint ventures, amounted to £445 million, down £82 million on the prior year as a result of translation effects and some past acquisitions becoming fully amortised.

Exceptional items showed a pre-tax charge of £46 million, comprising £49 million of Harcourt and other acquisition integration and related costs, £23 million in respect of restructuring actions taken in response to the effect of the protracted global economic slowdown, less a £26 million net gain on disposal of businesses and fixed asset investments. During 2003, approximately 1,500 positions were eliminated through restructuring, particularly in the Legal and Business divisions, and on the further integration and rationalisation of Harcourt. After a tax credit of £84 million principally arising on the exceptional items and in respect of prior year disposals, exceptional items showed a net post-tax gain of £38 million. This compares with a net post-tax exceptional gain of £11 million in 2002.

Net interest expense, at £168 million, was £38 million lower than in the prior year, reflecting the benefit of 2002 cash flow, lower interest rates and currency translation effects.

Profit before tax was £519 million, compared with £289 million in 2002, an increase of 79%, or 75% at constant exchange rates. The increase in profit before tax principally reflects the increased operating profits, as well as reduced net interest expense.

The effective tax rate on earnings was 35.3% (2002: 37.0%). Excluding amortisation of goodwill and intangible assets, exceptional items and related tax effects, the effective tax rate would have been 26%, little changed from 2002.

The attributable profit of £334 million was up 85%, or 73% at constant exchange rates, compared to £181 million in 2002, the increase reflecting the factors described above.

In 2003, the US GAAP net income was £538 million, compared with £365 million in 2002. The increase in US GAAP net income in 2003 compared to 2002 primarily reflects the improved operating performance described above, excluding amortisation of goodwill and intangible assets which did not significantly change under US GAAP, together with the effects of changes in the fair value of financial instruments.

Science & Medical
Revenues and adjusted operating profits increased by 7% and 9% respectively. At constant exchange rates, revenues and adjusted operating profits both grew by 8%. On an underlying basis, excluding the Holtzbrinck STM business acquired at the beginning of the year and other small acquisitions and disposals, revenues and adjusted operating profits were up 5% and 8% respectively. Both the Science & Technology and Health Sciences divisions saw underlying revenue growth of 5%.

In Science & Technology, growth was driven by subscription renewals and online sales including recently introduced back files and subject collections. Usage of ScienceDirect more than doubled to 175 million article downloads during the year, reflecting the increase in access and utility that this web based service provides. Electronic only subscriptions grew by 55% at constant exchange rates and now account for 23% of journal subscriptions by value.

In Health Sciences, growth was driven by the book publishing programme with successful new titles and editions coupled with increased demand from the healthcare professions. Electronic revenues continue to grow, albeit from a much smaller base than in Science & Technology, from the expansion of online services in addition to migration from print subscriptions. Demand from the pharmaceutical industry for projects and conferences was however weaker compared to 2002, leading to consolidation of these activities. The International business saw revenues up in the year through more versioning and distribution of international content in local markets and the acquisition of the Holtzbrinck STM publishing business, adding German language medical publishing and distribution channels for other international content.

Continued action on costs, including further benefits of integration of the Harcourt STM business, improved the adjusted operating margin, before exceptional items and the amortisation of goodwill and intangible assets, by 0.7 percentage points.

Operating profit, including amortisation of goodwill and intangible assets and exceptional operating items, in the Science & Medical segment, increased by £81 million to £375 million. This reflects the increase in adjusted operating profit, the decrease in amortisation of goodwill and intangible assets as a result of translation effects and some past acquisitions becoming fully amortised, and the decrease in exceptional acquisition integration and related costs, primarily relating to Harcourt.

Legal
Revenues decreased by 2% and adjusted operating profits increased by 5%. At constant exchange rates, revenues and adjusted operating profits grew by 3% and 10% respectively, or 3% and 8% respectively on an underlying basis. LexisNexis North America saw underlying revenue growth at 2% held back by the late cycle impact of the economic slowdown, particularly in corporate markets. Outside the US, underlying revenue growth was 4% which, while seeing similar weakness in UK corporate information markets, saw growth in Asia-Pacific. Adjusted operating margins improved by 1.5 percentage points to 22.8% as a result of the continued action to improve efficiency.

In US legal markets, revenues grew by 3% at constant exchange rates. Online revenue growth was 7% at constant exchange rates, with growth in national law firms and the small law firm market. Print and CD sales were marginally lower as the market continues to move online. The legal directories business again contributed well with renewals and expanded web services. In US Corporate and Federal Markets, underlying revenues were flat. Growth in the risk solutions business was offset by declines in corporate and academic information markets reflecting the difficult budgetary environment. Continued action on the cost base delivered underlying adjusted operating profit growth in LexisNexis North America of 10%.

The LexisNexis International businesses outside North America saw underlying revenues up 4% and adjusted operating profits up 2% at constant exchange rates. Growth in online sales of legal, tax and regulatory product across all major markets was in part offset by print migration and by weakness in demand in the United Kingdom for corporate news and business information. Underlying adjusted operating margins were broadly maintained, despite increased investment in new online services and expansion of the business in Germany, as a result of continued cost actions, most particularly in rationalisation of editorial and production processes within Europe.

Operating profit, including amortisation of goodwill and intangible assets and exceptional operating items, in the Legal segment, increased by £34 million to £95 million. This reflects the increase in adjusted operating profit, the decrease in amortisation of goodwill and intangible assets principally as a result of translation effects, and the decrease in exceptional charges incurred in relation to restructuring actions.

Education
Revenues were 10% lower than in the prior year whilst adjusted operating profits were 3% lower. At constant exchange rates, revenue and adjusted operating profits were 3% lower and 2% higher, respectively. On an underlying basis revenues fell by 2% and adjusted operating profits were 3% ahead. Excluding the impact of the loss of the California state testing contract announced in 2002, underlying revenue growth would have been
1-2%. Despite lower revenues, adjusted operating margins improved by 1.0 percentage point to 19.4% as cost savings were realised from rationalisation of editorial and production processes and further integration.

The Harcourt US K-12 schools business saw underlying revenues 2% lower with a trough in the US state textbook adoption cycle exacerbated by schools funding pressures. Revenues were also held back by weakness in the supplemental business ahead of new publishing that addresses federally funded programmes, although this was more than offset by growth in backlist sales and sales to open territories in both elementary and secondary schools markets. Underlying adjusted operating profits were up 2%, reflecting the cost savings achieved through supply chain rationalisation and further integration of the supplemental businesses.

The Harcourt Assessment businesses saw underlying revenues down 5%, reflecting the loss of the California state testing contract. Without this, underlying revenue growth would have been over 15%. This has been primarily driven by new publishing in the clinical testing market. Underlying adjusted operating profits were up 10% due to the growth in higher margin product and the actions taken to improve operational efficiency.

The Harcourt Education International businesses saw revenues 5% ahead and adjusted operating profits 1% ahead, both at constant exchange rates, with growth in academic publishing and the global library business partially offset by a reduction in the UK schools market due to shortfalls in governmental funding.

Operating profit, including amortisation of goodwill and intangible assets and exceptional operating items, in the Education segment, decreased by £11 million to £91 million. This principally reflects the decrease in adjusted operating profit, with the decrease in amortisation of goodwill and intangible assets being broadly offset by an increase in exceptional acquisition integration and related costs.

Business
Revenues and adjusted operating profits were 4% lower and flat respectively, both at reported and at constant exchange rates. Underlying revenues and adjusted operating profit were 5% and 2% lower. The underlying magazine and information publishing businesses saw a revenue decline of 5% due to the advertising market weakness, and the exhibitions business revenues were 6% lower, or 3% before taking account of the net cycling out of non-annual shows. Adjusted operating margin was 0.9 percentage points ahead at 17.8% reflecting the actions taken on costs to mitigate the impact of lower revenues.

In the United States, Reed Business Information saw revenues 6% lower than in the prior year at constant exchange rates. Growth in the entertainment sector was more than offset by declines in the manufacturing, electronics and construction sectors. Significant focus on improving yields and building share could not compensate for the volume decline. Despite the revenue decline, underlying adjusted operating profits rose by 23% reflecting the significant actions taken to reduce costs.

In the United Kingdom, Reed Business Information revenues were down 3%, both at reported and at constant exchange rates. Whilst display and recruitment advertising markets saw lower revenues, growth was achieved in online sales. Adjusted operating profits were similar to the prior year, with operating margins improved through cost management. In Continental Europe, Reed Business Information saw underlying revenues down 5% due to the decline in advertising markets partially offset by market share gains and improving yields. Economic conditions in the Netherlands remain weak, with only the healthcare and regulatory titles showing growth. Cost actions taken throughout the year resulted in adjusted operating profits at constant exchange rates 5% higher despite the revenue decline.

At Reed Exhibitions, revenues and adjusted operating profits were lower by 3% and 9% respectively at constant exchange rates. Underlying revenues were 6% lower, or 3% lower before the effect of the net cycling out of non-annual shows. Growth in Asia-Pacific and the majority of North American shows was offset by weakness in the US manufacturing sector and in Europe, particularly in the international shows. Underlying adjusted operating profits were 14% lower, or 3% lower before the cycling out of non-annual shows.

Operating profit, including amortisation of goodwill and intangible assets and exceptional operating items, in the Business segment, increased by £50 million to £100 million. This principally reflects the decrease in amortisation of goodwill and intangible assets as a result of translation effects and some past acquisitions becoming fully amortised, and the decrease in exceptional charges related to restructuring actions.

Results of Operations for the Year Ended December 31, 2002
Compared to the Year Ended December 31, 2001
General
Turnover increased by 10% to £5,020 million, and by 13% at constant exchange rates. This included a £1,269 million full year contribution from the acquired Harcourt businesses. Underlying revenue growth, including the Harcourt acquired businesses on a proforma basis, was 1%, or 4% before taking into account the decline in Business division revenues. The acquired Harcourt businesses saw proforma revenue growth of 4% over 2001 at constant exchange rates, with 6% in Science & Medical and 2% in Education.

Operating profits of £507 million were up 30%, or 29% at constant exchange rates, compared with £391 million in 2001. Operating profit is after charging amortisation of goodwill and intangible assets of £527 million (2001: £501 million) and operating exceptional items of £99 million (2001: £98 million). Excluding these items, our operating profit would have been up 14% at £1,133 million (2001: £990 million), or 17% at constant exchange rates and 8% on an underlying basis including the Harcourt acquired businesses on a pro forma basis. This included a £277 million full year contribution from the acquired Harcourt businesses, which represents pro forma growth of approximately 10% on the prior year, comprising 14% in Science & Medical and 6% in Education.

Operating margins, including amortisation of goodwill and intangible assets and operating exceptional items, were 10.1%. Excluding amortisation of goodwill and intangible assets and operating exceptional items, the margin would have been up 0.9 percentage points at 22.6%. Dilution of this margin from the acquired businesses and the impact of disposals was more than offset by an underlying improvement of 1.5 percentage points reflecting the cost actions taken and the benefits of the Harcourt integration.

The amortisation charge for goodwill and intangible assets of £527 million, up £26 million on the prior year, includes a full year’s amortisation of the acquired Harcourt assets partly offset by currency translation effects. The average remaining useful life of goodwill and intangible assets at December 31, 2002 was 25 years.

Exceptional items showed a pre-tax charge of £111 million, comprising £57 million of Harcourt and other acquisition integration and related costs, £42 million in respect of restructuring actions taken principally in response to the global economic slowdown, and a £12 million net loss on disposal of businesses and fixed asset investments. During 2002, over 1,500 positions were eliminated through restructuring, most particularly within the Business division. Additionally, over 400 positions were eliminated in the year in the Harcourt integration process. After a tax credit of £122 million arising on the exceptional costs and in respect of prior year disposals, exceptional items showed a net post-tax credit of £11 million compared with a net post-tax exceptional credit of £9 million in 2001.

Net interest expense, at £206 million, was £64 million higher than in the prior year, reflecting a full year’s financing cost for the Harcourt acquisition, in part offset by the benefit of the 2001 cash flow, lower interest rates and currency translation.

Profit before tax was £289 million, up 5% compared with £275 million in 2001. At constant exchange rates, profits before tax were up 2%, after charging amortisation of goodwill and intangible assets of £527 million (2001: £501 million) and exceptional items of £111 million (2001: £72 million). The increase in profit before tax reflected higher underlying operating profits, less the full year effect of financing and goodwill and intangible asset amortisation of the Harcourt businesses acquired in July 2001, as well as dilution from other 2001 acquisitions and disposals. The higher growth at reported rates principally reflects currency translation effects on US dollar denominated interest and amortisation costs.

The effective tax rate on earnings was 37.0% (2001: 53.8%). Excluding amortisation of goodwill and intangible assets, exceptional items and related tax effects, the effective tax rate would have been 26.3%, unchanged from 2001.

The attributable profit of £181 million increased 44%, or 36% at constant exchange rates, against attributable profit of £126 million in 2001, reflecting the factors discussed above and an increase in exceptional tax credits.

In 2002, the US GAAP net income was £365 million, compared with a net loss of £20 million in 2001. The increase in US GAAP net income in 2002 compared to 2001 reflects the factors relating to the increase in UK GAAP net income described above, other than in respect of amortisation of goodwill and intangible assets. The increase in net income under US GAAP also reflects a £271 million reduction in amortisation of goodwill and intangible assets in 2002, compared to 2001, primarily as a result of the cessation of amortisation of goodwill and indefinite lived intangible assets following full adoption of SFAS142.

Science & Medical
Turnover and adjusted operating profits increased by 26% and 25% respectively, or 29% and 26% respectively at constant exchange rates. On an underlying basis turnover and adjusted operating profits increased by 6% and 11% respectively, including the Harcourt STM business on a proforma basis. Both the Science & Technology and Health Sciences divisions saw underlying revenue growth of 6%.

In Science & Technology, growth was driven by strong subscription renewals, both for print journals and ScienceDirect, and increasing online sales, including newly introduced backfiles and subject collections.

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

Legal
Turnover and adjusted operating profits increased by 1% and 7% respectively, or 5% and 10% respectively at constant exchange rates. On an underlying basis, turnover and adjusted operating profits increased by 4% and 11% respectively. LexisNexis North America saw underlying revenue growth of 4%, despite the pressure in some markets from the economic slowdown, particularly in the corporate sector. Outside the United States, International sales growth was 3%, held back by the difficult conditions in the corporate sector and Latin America. Adjusted operating margins were up 1.2 percentage points to 21.3%, with good operational gearing and improving cost efficiency in part offset by additional investment in new online services and development in Courtlink, the electronic court access and filing company acquired in 2001.

In US Legal Markets, underlying turnover increased by 4%. Online revenue increased, with continued strong growth in usage and increasing penetration of the small law firm market. Print and CD sales were flat as the market continues to move online. The legal directories business again performed well with strong renewals and expanded web services. In US Corporate and Federal Markets, revenues increased with strong growth in risk solutions services more than compensating for the impact of the economic slowdown on the corporate business information market. Underlying adjusted operating profit growth at LexisNexis North America was 15%, reflecting the progress on cost efficiency.

The LexisNexis International businesses outside North America saw turnover and adjusted operating profits up 1% and 3%, or 3% and 4% respectively at constant exchange rates. Online sales increased in all major markets, partly offset by the migration from print and CD product. Underlying turnover growth of 3% was held back by weakness in demand from corporate customers and in Latin America. Underlying adjusted operating profits grew more slowly at 1% reflecting investment in new online services and expansion of the business in Germany.

Operating profits, including the amortisation of goodwill and intangible assets and exceptional items, in the Legal business were £61 million in 2002 compared to £59 million in 2001. The broadly flat performance reflected growth in adjusted operating profit, offset by a higher level of exceptional charges due to restructuring actions taken.

Education
Turnover and adjusted operating profits increased substantially with a full year contribution from the acquired Harcourt businesses. Underlying growth in revenues and adjusted operating profits was 2% and 4% respectively including the acquired Harcourt businesses on a proforma basis.

Harcourt Education US Schools (formerly the Harcourt US kindergarten to 12th grade schools business) delivered revenues marginally ahead of the prior year despite a weaker market, which saw a weaker adoptions cycle in 2002 compared with 2001, compounded by more cautious spending by US states, with budgets under pressure. Adjusted operating profits were up 4% at constant exchange rates before other acquisitions driven by greater cost efficiency across the supply chain and operating infrastructure, as well as from integration of the supplemental publishing businesses.

Adjusted operating margins were lower at 18.4% due to the effect of including the acquired Harcourt businesses for a full year with their seasonally low first half margin. Underlying margins, including Harcourt on a proforma basis, improved by 0.5 percentage points despite the low revenue growth, due to the greater cost efficiency.

Harcourt Assessment (formerly the Harcourt Testing businesses) saw underlying revenues 8% ahead, driven by increased revenue from new and existing state contracts and new educational and clinical assessment publishing. Adjusted operating margins increased through significant process improvements following relocation of the business to new facilities in the prior year, and underlying adjusted operating profits were 25% higher.

The Harcourt Education International business saw flat revenues, before acquisitions, against the prior year at constant exchange rates. Increased revenues from new publishing in the UK secondary schools market was offset by a weaker UK primary schools market, and lower academic publishing sales. Global Library revenues increased due to an expanded sales and marketing organisation. Underlying adjusted operating profits in the Harcourt International business were 10% lower, due to the flat sales and investment in new publishing and sales and marketing.

Operating profits, including the amortisation of goodwill and intangible assets and exceptional items, in the Education businesses were £102 million compared to £95 million in 2001. The increase reflected adjusted operating profit growth, including the full year contribution from Harcourt, offset by higher amortisation of goodwill and intangible assets.

Business
Turnover and adjusted operating profits were down 15% and 5% respectively, or 14% and 4% respectively at constant exchange rates, compared to 2001 reflecting the sale of the travel publishing businesses and other non-core businesses in 2001. Underlying revenues were 6% lower than in the prior year reflecting persistent weak advertising markets worldwide, although the rate of decline year on year slowed significantly in the second half. The US business was most affected, whilst, in Europe, subscription revenues to an extent mitigated the advertising decline. The Exhibitions business, although affected by late economic cycle pressures in its markets, saw revenues only slightly lower than the prior year. Underlying adjusted operating profits increased by 2% as a result of the cost actions taken across the businesses.

In the United States, Reed Business Information saw underlying revenues 12% lower than the prior year. Magazine advertising markets in general remained depressed, although the rate of decline slowed considerably across the year. Improvement in some markets, most notably entertainment, and growth in construction data subscription services was more than offset by declines in manufacturing, electronics and telecoms. Despite the revenue decline, underlying adjusted operating profits have risen by 15% reflecting the significant action taken to reduce costs, both as a response to the then current market environment and as part of a longer term drive to improve US margins.

In the United Kingdom, Reed Business Information underlying revenues were 6% lower with reductions in display and recruitment advertising, particularly in the technology and air transport sectors. The agricultural titles recovered from the low point last year during the foot and mouth crisis and the social services sector performed strongly. Online revenues grew with the continuing increases in subscription services and online directories revenues. Cost actions restricted the decline in underlying adjusted profits to 4%, representing a small improvement in adjusted operating margin.

In Continental Europe, Reed Business Information saw underlying revenues down 2%, whilst underlying adjusted operating profits were 6% ahead. Market share gains and the resilience of subscription income mitigated to a large extent the decline in advertising markets. Performance in individual sectors was mixed, with the hospitality, regulatory and human resources sectors in the Netherlands performing particularly well, whereas there were significant declines in management titles and training serving the SME market. The operations in Belgium were closed with the pan european electronics titles relocated to France. Adjusted operating margins improved through continuing action to reduce costs.

At Reed Exhibitions, underlying revenues were 1% lower whereas underlying adjusted operating profits were held to the level of the prior year with some benefit from the cycling of non-annual shows and through tight cost management. Growth in Asia Pacific and in the majority of the North American shows was offset by weakness in the US manufacturing sector and in Europe particularly in the international shows.

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

Critical Accounting Policies
Introduction
The accounting policies of the Reed Elsevier businesses under UK GAAP are described in note 2 to the combined financial statements. UK GAAP differs from US GAAP in certain significant respects. The principal differences that affect net income and combined shareholders’ funds are explained in note 29 to the combined financial statements. The most critical accounting policies in determining the financial condition and results of the combined businesses, and those requiring the most subjective or complex judgments, relate to the valuation and amortisation of goodwill and intangible assets, taxation, deferred taxation and pensions. These critical accounting policies and estimates are discussed further below.

Revenue recognition policies, while an area of management focus, are generally straightforward in application as the timing of product or service delivery and customer acceptance for the various revenue types can be readily determined. Allowances for product returns are deducted from revenue based on historical return rates.

Pre-publication costs incurred in the origination of content are capitalised and amortised over their estimated useful lives based on historical sales profiles. Annual reviews are carried out to assess the recoverability of carrying amounts.

The Audit Committees of Reed Elsevier PLC, Reed Elsevier NV and Reed Elsevier Group plc have reviewed the development and selection of critical accounting estimates, and the disclosure of critical accounting policies in this annual report.

Goodwill and intangible assets
We target acquisitions and alliances that accelerate our strategic development and meet our financial criteria. Over recent years we have significantly re-shaped our business portfolio. We have spent £3.6 billion on acquisitions in the last three years, including the £3.1 billion acquisition in 2001 of the Harcourt STM and Education and Assessment businesses.

Publishing businesses generally have modest requirements for physical property, plant and equipment. The principal assets acquired through acquisitions are intangible assets, such as publishing rights and titles, databases and exhibition rights, and goodwill. The total cost of acquired intangible assets as at December 31, 2003 was £4.1 billion, on which accumulated amortisation of £1.4 billion had been charged. The total cost of goodwill as at December 31, 2003 was £4.2 billion, on which accumulated amortisation of £1.8 billion had been charged.

Reed Elsevier’s accounting policy is that, on acquisition of a subsidiary, associate, joint venture or business, the purchase consideration is allocated between the net tangible and intangible assets other than goodwill on a fair value basis, with any excess purchase consideration representing goodwill. The valuation of intangible assets other than goodwill represents the estimated economic value in use, using standard valuation methodologies, including as appropriate, discounted cash flow, relief from royalty and comparable market transactions. Under UK GAAP, the acquired goodwill and intangible assets are capitalised and amortised systematically over their estimated useful lives up to a maximum of 40 years, subject to at least annual impairment review. Under US GAAP, goodwill and intangible assets with indefinite lives are not amortised and are subject to at least annual impairment review, and intangible assets with definite lives are amortised over periods up to 40 years and are subject to at least annual impairment review. Appropriate amortisation periods are selected based on assessments of the longevity of the brands and imprints, the market positions of the acquired assets and the technological and competitive risks that they face.

The carrying amounts of goodwill and intangible assets are regularly reviewed, at least twice a year. The carrying amounts of goodwill and intangible assets arising on all significant acquisitions, on all acquisitions made in the previous financial year, and on any acquisitions for which there are indications of possible impairment are compared with estimated values in use based on latest management cash flow projections. Key areas of judgment in estimating the values in use of businesses are the forecast long term growth rates and the appropriate discount rates to be applied to forecast cash flows. Based on the latest value in use calculations, no goodwill or intangible assets were impaired as at December 31, 2003.

Taxation and deferred tax
We operate in over 100 locations worldwide. Many significant businesses have been sold over the last six years, including most of the consumer publishing businesses and the travel publishing businesses. At the same time, major acquisitions have been made to accelerate strategic development, notably the Matthew Bender legal publishing business in 1998 and the Harcourt STM and Education and Assessment businesses in 2001. In these circumstances, complex tax issues arise requiring management to use its judgement to make various tax determinations.

The Reed Elsevier combined businesses seek to organise their affairs in a tax efficient manner, taking account of the jurisdictions in which they operate. Additionally, the tax payable on a number of disposals made in recent years has not been finally determined. Although we are confident that tax returns have been appropriately compiled, there are risks that further tax may be payable on certain transactions or that the deductibility of certain expenditure for tax purposes may be disallowed.

Reed Elsevier’s policy is to provide for tax risks until a high degree of confidence exists that the tax treatment will be accepted by the tax authorities.

Reed Elsevier’s policy in respect of deferred taxation is to provide in full for timing differences using the liability method. Under UK GAAP, deferred tax assets are normally only considered recoverable if their recoverability is reasonably assured against taxable profits arising in the short term. This assessment of the recoverability is judgmental.

Management assesses the recoverability of deferred tax assets by considering the forecast level of taxable profits in jurisdictions where such assets have arisen. Forecasts are made of taxable profits, taking into account any unresolved tax risks. Only to the extent that the forecast level of taxable profits in the short term supports the amount of deferred tax benefits are deferred tax benefits recognised.

Retirement Benefits
We operate a number of pension schemes around the world, the most significant of which are defined benefit plans. Pension costs are accounted for in accordance with the UK accounting standard SSAP24: Accounting for Pension Costs and are assessed in accordance with the advice of qualified actuaries. Defined benefit pension plan assets and liabilities are based on the results of the latest actuarial valuation. The expected costs of pensions in respect of defined benefit schemes are charged to the profit and loss account so as to spread the cost over the service lives of employees in the schemes. Actuarial surpluses and deficits are allocated over the average expected remaining service lives of employees. For defined contribution schemes, the profit and loss account charge represents contributions made.

Under US GAAP, pensions are accounted for under SFAS87: Employers’ Accounting for Pensions. The objectives and principles are broadly in line with SSAP24 but SFAS87 is more prescriptive in the application of actuarial methods and assumptions to be applied in the calculation of pension assets. Plan assets are valued for US GAAP by reference to market- related values at the date of the financial statements. Liabilities are assessed using the rate of return obtainable on fixed or inflation-linked bonds.

Under both UK and US GAAP, accounting for these pension schemes involves judgment about uncertain events, including, the life expectancy of the members, salary and pension increases, inflation, the return on scheme assets and the rate at which the future pension payments are discounted. We use estimates for all of these factors in determining the pension cost and liabilities incorporated in our combined financial statements. These best estimates of future developments are made in conjunction with the independent actuaries. Each scheme is subject to a periodic review by the independent actuaries. The presentation of the combined financial statements of Reed Elsevier could be materially affected if management used different assumptions or if different conditions occurred in future periods.

Effect of Currency Translation
The combined financial statements on pages F-2 to F-41 are expressed in sterling and are therefore subject to the impact of movements in exchange rates on the translation of the financial information of individual businesses whose operational currencies are other than sterling. The principal exposures in relation to the results reported in sterling are to the US dollar and the euro, reflecting Reed Elsevier’s business exposure to the US and the Euro Zone, its most important markets outside the United Kingdom.

The currency profile of Reed Elsevier’s turnover, operating profit and profit before tax for 2003, taking account of the currencies of the interest on its borrowings and cash over that period, is set forth below:

Turnover, operating profit and profit before tax in each currency as a percentage of total turnover, operating profit and profit before tax respectively

	US Dollars	Sterling	Euro	Other	Total
Turnover	56%	17%	20%	7%	100%
Operating profit	33%	25%	36%	6%	100%
Profit before tax	17%	33%	43%	7%	100%

Currency translation differences decreased Reed Elsevier’s turnover by £139 million in 2003 compared to 2002. Excluding amortisation of goodwill and intangible assets currency translation differences would have decreased operating profits by £18 million in 2003 compared to 2002. Goodwill and intangible assets are predominantly denominated in US dollars and, after charging amortisation of goodwill and intangible assets, currency translation differences increased operating profits by £5 million in 2003 compared to 2002. Borrowings are predominantly denominated in US dollars and, after charging net interest expense, currency translation differences increased profit before tax by £14 million in 2003 compared to 2002.

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

Individual businesses within Reed Elsevier Group plc and ERF are subject to foreign exchange transaction exposures caused by the effect of exchange rate movements on their turnover and operating costs, to the extent that such turnover and costs are not denominated in their operating currencies. Individual businesses are encouraged to hedge their exposures at market rates with the centralised treasury department within ERF. To minimise hedging costs, these exposures are matched whenever possible with offsetting exposures existing in other individual businesses. When opportunities for such matching of exposures internally do not exist, exposures may instead be hedged externally with third parties. Hedging of foreign exchange transaction exposure is the only hedging activity undertaken by the individual businesses. For further details see note 23 to the combined financial statements.

Recently Issued Accounting Pronouncements
SFAS 132R: Employers’ Disclosures about Pensions and Other Post Retirement Benefits was revised in December 2003 and is effective for fiscal years ending after December 15, 2003 except for disclosure of information about foreign plans, which is effective for fiscal years ending after June 15, 2004. SFAS 132R revises employers’ disclosures about pension plans and other post retirement benefit plans. Reed Elsevier has included the additional disclosures required by SFAS 132R for the year ended December 31, 2003 in note 29 to the combined financial statements.

SFAS149: Amendment of Statement 133 on Derivative Instruments and Hedging Activities was issued in April 2003 and is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. The statement requires contracts with comparable characteristics to be accounted for similarly and clarifies under what circumstances a contract with an initial net investment meets the characteristics of a derivative as discussed in SFAS133. It also clarifies when special reporting in the statement of cash flows is required if a derivative contains a financing component. The effect of SFAS149 on the combined businesses’ financial position and results under US GAAP is not material.

SFAS150: Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity was issued in May 2003 and is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 14, 2003. SFAS150 requires that certain financial instruments, previously accounted for as equity, be classed as liabilities. These requirements have no material effect on the financial position and results of the combined businesses under US GAAP.

FIN 46R: Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51 was issued in December 2003. FIN 46R requires that certain investments, previously accounted for on the equity basis, be consolidated to show the assets, liabilities and results of operations of that entity. FIN 46R deferred the effective date for public companies to the end of the first reporting period ending after March 15, 2004, except that all public companies must, at a minimum, apply the provisions of FIN 46R to entities that were previously considered “special-purpose entities” prior to the issuance of FIN 46R by the end of the first reporting period ending after December 15, 2003. The adoption of FIN 46R had no impact on the financial position, cash flows or results of operations of the combined business under US GAAP as at December 31, 2003 under the transitional arrangements and is not expected to have any material impact on full adoption in the 2004 combined financial statements.

EITF 00-21: Accounting for Revenue Arrangements with Multiple Element Deliverables was finalised in November 2003. It provides guidance on how to account for arrangements that may involve multiple revenue-generating activities. The requirements of EITF 00-21 are applicable to financial periods beginning after June 15 , 2003 and will therefore first apply to Reed Elsevier for any arrangements entered into from January 1, 2004. The effect of EITF 00-21 on the US GAAP financial position and results is not expected to be material to the combined businesses.

Following the issuance of UITF38: Accounting for ESOP Trusts in December 2003 by the Urgent Issues Task Force of the UK Accounting Standards Board, shares held in the parent companies by the Reed Elsevier Group plc Employee Benefit Trust, previously included within other fixed asset investments, are now presented as shares held in treasury and deducted within combined shareholders’ funds. Prior year comparatives have been restated accordingly.

International Accounting Standards – Under a Regulation adopted by the European Parliament in 2002, the Reed Elsevier combined financial statements will be prepared under International Accounting Standards (“IAS”) with effect from the 2005 financial year. Impact assessments have been carried out during 2003 to identify the changes of accounting policy that will be necessary to comply with IAS and implementation plans have been prepared to modify accounting systems and procedures as necessary. The key changes arising on adoption of IAS are expected to relate to the accounting for goodwill and intangible assets, share based payments, pensions, deferred taxation and financial instruments. Final IAS have yet to be issued and endorsed in respect of many of these and other accounting policy areas, and developments will be monitored closely.

Return to contents

LIQUIDITY AND CAPITAL RESOURCES — REED ELSEVIER

Cash Flow
Reed Elsevier’s net cash inflow from operating activities in 2003, 2002 and 2001 amounted to, respectively, £1,065 million, £1,035 million and £1,066 million. Included in these net cash inflows are cash outflows relating to exceptional items charged to operating profit of £98 million, £119 million and £97 million in 2003, 2002 and 2001 respectively. Reed Elsevier generates significant cash flows as its principal businesses do not generally require major fixed or working capital investments. A substantial proportion of revenues are received through subscription and similar advanced receipts, principally for scientific and medical journals and exhibition fees. At December 31, 2003 subscriptions and other revenues in advance totalled £870 million (2002: £788 million).

Reed Elsevier’s cash outflow on the purchase of tangible fixed assets in 2003, 2002 and 2001 was £155 million, £163 million and £175 million respectively, while proceeds from the sale of tangible fixed assets amounted to £6 million, £6 million and £3 million respectively. Capital expenditure principally relates to computer equipment, office facilities and, increasingly, investment in systems infrastructure to support electronic publishing activities.

During 2003, Reed Elsevier paid a total of £261 million for acquisitions, after taking account of net cash acquired of £9 million, £12 million of deferred payments in respect of acquisitions made in prior years and £23 million in respect of change of control and other non operating liabilities assumed on the acquisition of Harcourt. These payments were financed by net cash inflow from operating activities, available cash resources and commercial paper borrowings. Exceptional net inflows of £34 million were received in 2003 and included £96 million proceeds from sale of fixed asset investments and businesses and £36 million of reduced tax payments, less amounts paid in respect of reorganisation costs and acquisition integration and related costs.

During 2002, Reed Elsevier paid a total of £188 million for acquisitions, after taking account of net cash acquired of £4 million, £18 million of deferred payments in respect of acquisitions made in prior years, and £76 million in respect of change of control and other non operating liabilities assumed on the acquisition of Harcourt. These payments were financed by net cash inflow from operating activities, available cash resources and commercial paper borrowings. Exceptional net inflows of £7 million were received in 2002 and included £106 million proceeds from sale of fixed asset investments and businesses and £20 million of reduced tax payments, less amounts paid in respect of reorganisation costs and acquisition integration and related costs.

Net borrowings at December 31, 2003 were £2,372 million, a reduction of £360 million from the prior year end, which reflects net cash inflows from operating activities less acquisition spend, equity dividends paid, servicing of finance, taxation cash outflows, and favourable exchange translation effects from a weaker US dollar.

The directors of Reed Elsevier PLC and Reed Elsevier NV, having made appropriate enquiries, consider that adequate resources exist for the combined businesses to continue in operational existence for the foreseeable future.

Contractual Obligations
The contractual obligations of Reed Elsevier relating to debt finance and operating leases at December 31, 2003, analysed by when payments are due, are summarised below:

	Total	Less than 1 year	1-3 years	3-5 years	After 5 years

	(in millions)
Short term debt(1)	£1,180	£1,180	£—	£—	£—
Long term debt (including finance leases)	1,830	18	432	726	654
Operating leases	836	106	182	147	401

Total	£3,846	£1,304	£614	£873	£1,055

(1)	Short term debt is supported by committed facilities and by centrally managed cash and short term investments and primarily comprises commercial paper.

Provisions at December 31, 2003 included £75 million in respect of estimated sub lease shortfalls and guarantees given by Harcourt in favour of a former subsidiary for certain property leases for various periods up to 2016.

Off-Balance Sheet Arrangements
At December 31, 2003 Reed Elsevier had outstanding guarantees in respect of property lease guarantees given by Harcourt General, Inc in favour of a former subsidiary. The maximum amount guaranteed as at December 31, 2003 is £103 million for certain property leases up to 2016, of which an amount of £26 million is held as provision against these lease guarantees. These guarantees are unrelated to the ongoing business.

Save as disclosed above, Reed Elsevier has no off-balance sheet arrangements that currently have or are reasonably likely to have a material effect on the combined business’s financial condition, changes in financial condition, results of operation, liquidity, capital expenditure or capital resources.

Treasury Policies
The boards of Reed Elsevier PLC and Reed Elsevier NV have requested that Reed Elsevier Group plc and Elsevier Reed Finance BV have due regard to the best interests of Reed Elsevier PLC and Reed Elsevier NV shareholders in the formulation of treasury policies.

Financial instruments are used to finance the Reed Elsevier business and to hedge transactions. Reed Elsevier’s businesses do not enter into speculative transactions. The main risks faced by Reed Elsevier are liquidity risk, interest rate risk and foreign currency risk. The boards of the parent companies, Reed Elsevier PLC and Reed Elsevier NV, agree overall policy guidelines for managing each of these risks and the boards of Reed Elsevier Group plc and Elsevier Finance SA agree policies (in conformity with parent company guidelines) for their respective business and treasury centres. These policies are summarised below and remained broadly unchanged during 2003.

Funding
Reed Elsevier develops and maintains a range of borrowing facilities and debt programmes to fund its requirements at short notice and at competitive rates. The significance of Reed Elsevier Group plc’s US operations means that the majority of debt is denominated in US dollars and is raised in the US debt markets. A mixture of short term and long term debt is utilised and Reed Elsevier maintains a maturity profile to facilitate refinancing. Reed Elsevier’s policy is that no more than $1,000 million of long term debt should mature in any 12-month period. In addition, minimum levels of net debt with maturities over three years and five years are specified, depending on the level of the total borrowings.

During 2003, Elsevier Finance SA raised $149 million of term debt through bilateral term loans and launched a 10 year $185 million private placement, the proceeds of which were drawn down in 2004. Also during 2003, Harcourt term debt with a nominal value of $39 million was redeemed at par. During 2002, Harcourt term debt with a nominal value of $110 million was repurchased in the open market. Reed Elsevier may, from time to time, continue to repurchase outstanding debt in the open market, depending on market conditions.

In May 2003, Reed Elsevier established a new committed bank facility for US$3,000 million provided by a syndicate of banks. At the same time, it cancelled existing committed bank facilities which, in the main, had less than one year to expiry. At December 31, 2003, Reed Elsevier had access to $3,000 million (2002: $3,500 million) of committed bank facilities, of which $91 million was drawn. These facilities principally provide back up for short term debt but also security of funding for future acquisition spend in the event that commercial paper markets are not available. Of the total committed facilities, $750 million expires within one year (2002: $2,860 million), $nil within two to three years (2002: $640 million), and $2,250 million within four to five years (2002: $nil).

After taking account of the maturity of committed bank facilities that back short term borrowings at December 31, 2003, nil% of debt after utilising available cash resources matures in the first, second and third years, 72% in the fourth and fifth years, 14% in five to ten years, and 14% beyond ten years.

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

At December 31, 2003, $4,126 million of Reed Elsevier’s net debt was denominated in US dollars on which approximately 75% of forecast net interest expense was fixed or capped for the next 12 months. This fixed or capped percentage reduces to approximately 60% by the end of the third year and reduces thereafter with all the interest rate derivatives which fix or cap interest expense and approximately three quarters of fixed rate term debt having matured by the end of 2009 and 2011 respectively.

At December 31, 2003, fixed rate US dollar term debt (not swapped back to floating rate) amounted to $1.2 billion and had a weighted average life remaining of 13.0 years (2002: 14.3 years) and a weighted average interest coupon of 6.9%. Interest rate derivatives in place at December 31, 2003, which fix or cap the interest cost on an additional $2.0 billion (2002: $2.1 billion) of variable rate US dollar debt, have a weighted average maturity of 1.9 years (2002: 2.2 years) and a weighted average interest rate of 6.0%.

Foreign Currency Exposure Management
Translation exposures arise on the earnings and net assets of business operations in countries other than those of each parent company. These exposures are hedged, to a significant extent, by a policy of denominating borrowings in currencies where significant translation exposures exist, most notably US dollars.

Current exposures on transactions denominated in a foreign currency are required to be hedged using forward contracts. In addition, recurring transactions and future investment exposures may be hedged, within defined limits, in advance of becoming contractual. The precise policy differs according to the commercial situation of the individual businesses. Expected future net cash flows may be covered for sales expected for up to the next 12 months (50 months for Elsevier science and medical subscription businesses up to limits staggered by duration). Cover takes the form of foreign exchange forward contracts. At the year-end, the amount of outstanding foreign exchange cover in respect of future transactions was $1.2 billion.

Return to contents

OPERATING RESULTS — REED ELSEVIER PLC AND REED ELSEVIER NV

The following discussion is based on the financial statements of Reed Elsevier PLC and Reed Elsevier NV for the three years ended December 31, 2003. The results of Reed Elsevier PLC reflect its shareholders’ 52.9% economic interest in the Reed Elsevier combined businesses. The results of Reed Elsevier NV reflect its shareholders’ 50% economic interest in the Reed Elsevier combined businesses. The respective economic interests of the Reed Elsevier PLC and Reed Elsevier NV shareholders take account of Reed Elsevier PLC’s 5.8% interest in Reed Elsevier NV. Both parent companies gross equity account for their respective share in the Reed Elsevier combined businesses. The financial statements of Reed Elsevier PLC and Reed Elsevier NV have been prepared in accordance with UK GAAP, which differs in certain respects from US GAAP as set out in note 22 to the Reed Elsevier PLC financial statements and note 21 to the Reed Elsevier NV financial statements.

Prior to 2003, Reed Elsevier NV presented statutory financial statements prepared in accordance with Dutch GAAP, and the combined financial statements which form part of Reed Elsevier NV’s statutory financial statements were prepared in accordance with both UK and Dutch GAAP. Following changes to Dutch GAAP effective for the 2003 financial year in respect of the presentation of dividends and pension accounting, UK GAAP and Dutch GAAP have diverged. As permitted by Article 362.1 of Book 2 Title 9 of the Netherlands Civil Code, Reed Elsevier NV has therefore determined to prepare its financial statements in accordance with UK GAAP, thereby ensuring consistency with the prior year of the accounting policies applied within the Reed Elsevier combined financial statements, and with the accounting policies of Reed Elsevier PLC.

Result of Operations for the Year Ended December 31, 2003
Compared to the Year End December 31, 2002
The earnings per share of Reed Elsevier PLC and Reed Elsevier NV were 13.4p and €0.31 respectively in 2003, compared to 7.0p and €0.18 in 2002. The increases in earnings per share reflect the respective shares of Reed Elsevier PLC and Reed Elsevier NV in the improved results of the combined businesses, which showed improved operating profits and lower net interest expense, partly offset by higher taxation (see “—Operating Results — Reed Elsevier”).

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

The board of Reed Elsevier PLC has proposed a final dividend of 8.7p, giving a total dividend of 12.0p for the year, up 7% from 2002. The boards of Reed Elsevier NV, in accordance with the dividend equalisation arrangements, have proposed a final dividend of €0.22, resulting in a total dividend of €0.30 for the year, the same as in 2002. The difference in percentage growth is attributable to the strengthening of the euro relative to sterling since the prior year dividend declaration dates.

Result of Operations for the Year Ended December 31, 2002
Compared to the Year End December 31, 2001
The earnings per share of Reed Elsevier PLC and Reed Elsevier NV were 7.0p and €0.18 respectively, compared to 4.8p and €0.13 in 2001. The increases in earnings per share reflect the respective shares of Reed Elsevier PLC and Reed Elsevier NV in the improved results of the combined businesses, which showed higher operating profits in part due to the full year contribution from the acquired Harcourt businesses, higher net interest expense reflecting a full year’s financing cost for the Harcourt acquisition, and lower taxation (see “—Operating Results — Reed Elsevier”).

The board of Reed Elsevier PLC paid a final dividend of 8.0p in 2002, giving a total dividend of 11.2p for the year, up 7% on 2001. The boards of Reed Elsevier NV, in accordance with the dividend equalisation arrangements described above, paid a final dividend of €0.21 in 2002, resulting in a total dividend of €0.30 for the year, the same as in 2001. The difference in percentage growth is attributable to the strengthening of the euro relative to sterling since the prior year dividend declaration dates.

Return to contents

TREND INFORMATION

Trends and uncertainties and events which can affect the turnover, operating profit and liquidity and capital resources of the Reed Elsevier combined businesses include the usage, penetration and customer renewal of our print and electronic products, the migration of print and CD products to online services, cost control and the impact of our cost reduction programmes on operational efficiency, the levels of academic library funding and US state and federal funding for education, and the impact of economic conditions on corporate budgets and the level of advertising demand.

Trends, uncertainties and events which could have a material impact on Reed Elsevier’s turnover, operating profit and liquidity and capital resources are discussed in further detail in “Item 3: Key Information — Risk Factors”; “Item 4: Information on Reed Elsevier”; and “Item 5: Operating and Financial Review and Prospects; Operating Results — Reed Elsevier; Liquidity and Capital Resources — Reed Elsevier; Operating Results — Reed Elsevier PLC and Reed Elsevier NV”.

Return to contents

ITEM 6: DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

DIRECTORS

The directors of each of Reed Elsevier PLC, Reed Elsevier NV, Reed Elsevier Group plc and Elsevier Reed Finance BV at February 18, 2004 were:

Name (Age)	Reed Elsevier PLC	Reed Elsevier NV	Reed Elsevier Group plc	Elsevier Reed Finance BV

Gerard van de Aast (46)	Executive Director	Member of the Executive Board	Executive Director
Mark Armour (49)	Executive Director and Chief Financial Officer	Member of the Executive Board and Chief Financial Officer	Executive Director and Chief Financial Officer	Member of the Supervisory Board
Jacques Billy (33)				Member of the Management Board
Willem Boellaard (73)				Managing Director
Dien de Boer-Kruyt (59)		Member of the Supervisory Board(4)		Member of the Supervisory Board
John Brock (55)	Non-executive Director(1)(4)	Member of the Supervisory Board(1)(4)	Non-executive Director(1)
Crispin Davis (54)	Executive Director and Chief Executive Officer(3)	Chairman of the Executive Board and Chief Executive Officer(3)	Executive Director and Chief Executive Officer(5)
Mark Elliott (54)	Non-executive Director(4)	Member of the Supervisory Board(4)	Non-executive Director(2)(5)
Roelof Nelissen (72)				Chairman of the Supervisory Board
Cees van Lede (61)	Non-executive Director(3)(4)	Member of the Supervisory Board(3)(4)	Non-executive Director(2)
Andrew Prozes (58)	Executive Director	Member of the Executive Board	Executive Director
David Reid (57)	Non-executive Director(1)(4)	Member of the Supervisory Board(1)(4)	Non-executive Director(1)(5)
Lord Sharman (61)	Non-executive Director(1)(3)(4)	Member of the Supervisory Board(1)(3)(4)	Non-executive Director(1)
Rolf Stomberg (63)	Non-executive Director(3)(4)(6)	Member of the Supervisory Board(3)(4)(6)	Non-executive Director(2)(6)
Morris Tabaksblat (66)	Non-executive Chairman(3)(4)	Chairman of the Supervisory Board(3)(4)	Non-executive Chairman(5)
Patrick Tierney (58)	Executive Director	Member of the Executive Board	Executive Director

(1)	Member of the Audit Committee.
(2)	Member of the Remuneration Committee of the board of Reed Elsevier Group plc.
(3)	Member of the joint Nominations Committee of the boards of Reed Elsevier PLC and Reed Elsevier NV.
(4)	Member of the joint Corporate Governance Committee of the boards of Reed Elsevier PLC and Reed Elsevier NV.
(5)	Member of the Strategy Committee of the board of Reed Elsevier Group plc.
(6)	Senior independent Non-executive Director, as defined by The Combined Code: Principles of Good Governance and Code of Best Practice in the United Kingdom.

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

Mark Armour was appointed Chief Financial Officer of Reed Elsevier Group plc and Reed Elsevier PLC in 1996, and of Reed Elsevier NV in April 1999. Appointed a member of the Supervisory Board of Elsevier Reed Finance BV in December 1998. He was Deputy Chief Financial Officer of Reed Elsevier from 1995 to 1996. Prior to joining Reed Elsevier was a partner in Price Waterhouse.

Jacques Billy was appointed a member of the Management Board of Elsevier Reed Finance BV on February 15, 2002. He is Managing Director of Elsevier Finance SA, having joined that company as Finance Manager in 1999.

Willem Boellaard was appointed a member of the Management Board of Elsevier Reed Finance BV in December 1998. He joined Reed Elsevier PLC in 1990.

Dien de Boer-Kruyt was appointed a member of the Supervisory Board of Reed Elsevier NV and of Elsevier Reed Finance BV in 2000. She is Chairman of the Supervisory Board of C/Tac, and a member of the Supervisory Boards of Allianz Nederland Group NV, Imtech NV and Sara Lee/DE, a subsidiary of Sara Lee Corporation.

John Brock was appointed a non-executive director of Reed Elsevier Group plc and Reed Elsevier PLC, and member of the Supervisory Board of Reed Elsevier NV, in April 1999. Chief Executive Officer of Interbrew SA from 2003, and was Chief Operating Officer of Cadbury Schweppes plc until 2002.

Crispin Davis was appointed Chief Executive Officer of Reed Elsevier Group plc, Reed Elsevier PLC and Reed Elsevier NV in September 1999. Non-executive director of GlaxoSmithKline plc since July 2003. Chief Executive Officer of Aegis Group plc from 1994 to 1999. From 1990 to 1993 he was at Guinness Group plc, where he was an executive director and held the position of Group Managing Director of United Distillers. Prior to that Mr Davis spent 20 years at Proctor & Gamble, latterly as President, North American Food Division.

Mark Elliott was appointed a non-executive director of Reed Elsevier Group plc, Reed Elsevier PLC and a member of the Supervisory Board of Reed Elsevier NV in April 2003. General Manager IBM, Global ISV Solutions.

Cees van Lede was appointed a non-executive director of Reed Elsevier Group plc, Reed Elsevier PLC and a member of the Supervisory Board of Reed Elsevier NV in April 2003. Chairman of the Supervisory Board of the Dutch Central Bank, a member of the board of Scania AB, Air Liquide and Sara Lee Corporation and a member of the Supervisory Boards of Akzo Nobel, Philips Electronics, Heineken and KLM. He was chairman of the board of management of Akzo Nobel until his retirement in May 2003.

Andrew Prozes is Chief Executive Officer of the Legal division, LexisNexis. Appointed a director of Reed Elsevier Group plc and Reed Elsevier PLC in July 2000 and director of Reed Elsevier NV in April 2001. Prior to joining Reed Elsevier was an Executive Vice President with the West Group, part of the Thomson Corporation, and Group President of Southam Inc.

David Reid was appointed a non-executive director of Reed Elsevier Group plc, Reed Elsevier PLC and a member of the Supervisory Board of Reed Elsevier NV in April 2003. Executive deputy chairman of Tesco PLC until December 2003, and finance director from 1985 to 1997. Will become non-executive chairman of Tesco in April 2004.

Lord Sharman was appointed a non-executive director of Reed Elsevier Group plc and Reed Elsevier PLC in January 2002, and a member of the Supervisory Board of Reed Elsevier NV in April 2002. Non-executive chairman of Aegis Group plc since 2000 and of Securicor plc since May 2003, a member of the Supervisory Board of ABN-AMRO since April 2003 and a non-executive director of BG Group plc. Joined KPMG in 1966 where he was elected UK Senior Partner in 1994 and also joined both the International and Executive Committees of KPMG. Between 1997 and 1999 he was Chairman of KPMG Worldwide. Became a member of the House of Lords in October 1999.

Rolf Stomberg was appointed a non-executive director of Reed Elsevier Group plc and Reed Elsevier PLC in January 1999 and a member of the Supervisory Board of Reed Elsevier NV in April 1999. Chairman of Management Consulting Group PLC and a non-executive director of Smith & Nephew PLC. Serves on the boards of Scania AB, TNT Post Groep NV, Deutsche BP AG and Hoyer GmbH.

Morris Tabaksblat was appointed a member of the Supervisory Board of Reed Elsevier NV in April 1998 and a non- executive director of Reed Elsevier Group plc in June 1998. Chairman of Reed Elsevier Group plc and Reed Elsevier PLC and Chairman of the Supervisory Board of Reed Elsevier NV since 1999. Chairman of the Supervisory Board of AEGON NV and of TNT Post Groep NV. Was Chairman of Unilever NV from 1994 until his retirement in 1999 and a member and former Chairman of the European Round Table of Industrialists (until 2001).

Patrick Tierney is Chief Executive Officer of the Education division, Harcourt Education. Joined Reed Elsevier in January 2003 and appointed a director of Reed Elsevier Group plc, Reed Elsevier PLC and Reed Elsevier NV in April 2003. Prior to joining Reed Elsevier, Mr Tierney was with The Thomson Corporation, a US based provider of business information, where he was chief executive officer of Thomson Financial.

Return to contents

SENIOR MANAGEMENT

The executive officers of Reed Elsevier Group plc, other than directors, at February 18, 2004 were:

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

Return to contents

COMPENSATION

Remuneration Committee
The Remuneration Committee is responsible for recommending to the boards the remuneration (in all its forms), and the terms of the service contracts and all other terms and conditions of employment of the executive directors, and for providing advice to the Chief Executive Officer on major policy issues affecting the remuneration of executives at a senior level below the board. A copy of the terms of reference of the Committee is available on request and can be viewed on the Reed Elsevier website at www.reedelsevier.com.

Throughout 2003 the Committee consisted wholly of independent non-executive directors. The current members are Rolf Stomberg (Chairman of the Committee), Mark Elliott (appointed in April 2003) and Cees van Lede (appointed in April 2003). John Brock and Roelof Nelissen were members of the Committee until April 2003. At the invitation of the Chairman, the Chief Executive Officer attends meetings of the Committee, except when his own remuneration is under consideration.

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

Compliance with the best practice provisions
The Committee has complied during the year with Schedule A of the Principles of Good Governance and Code of Best Practice, issued by the UK Financial Services Authority.

Remuneration policy
The remuneration policy is set out below:
The principal objectives of the remuneration policy are to attract, retain and motivate people of the highest calibre and experience needed to shape and execute strategy and deliver shareholder value in the context of an ever more competitive and increasingly global employment market.

The Committee also has regard to, and balances as far as is practicable, the following objectives:

(i)	to link reward to individual directors’ performance and company performance so as to align the interests of the directors with the shareholders of the parent companies;
(ii)	to ensure that it maintains a competitive package of pay and benefits, commensurate with comparable packages available within other leading multinational companies operating in global markets;
(iii)	to deliver upper quartile total remuneration for clearly superior levels of performance;
(iv)

to ensure that it encourages enhanced performance by directors and fairly recognises the contribution of individual directors to the attainment of the results of Reed Elsevier, whilst also encouraging a team approach which will work towards achieving the long term strategic objectives of Reed Elsevier; and

(v)	to provide a consistent approach towards senior executives, including the directors, irrespective of geographical location.

In order to meet the above objectives, the remuneration of executive directors comprises a balance between “fixed” remuneration and “variable performance-related” incentives. The policy is that the predominant proportion of reward potential should be linked to performance, and the package composition for 2004 shows that for superior performance some 70% of the total remuneration would be performance related. Effective from January 2003 the Committee adopted a policy of common levels, irrespective of geographical location, for both annual and longer term incentives for executive directors, reflecting the global nature of the role of each director.

Executive directors remuneration consists of the following elements:

•

Base salary, which is based on comparable positions in leading multinational businesses of similar size and complexity. Salaries are reviewed annually by the Committee to take into account both market movement and individual performance.

•

A variable annual cash bonus, based on achievement of three financial performance measures (revenue, profit and cash flow) and individual key performance objectives. Targets are set at the beginning of the year by the Committee and are aligned with the annual budget and strategic business objectives. For 2004, no bonus will become payable in respect of an individual financial performance measure unless 94% of the set target for that measure is achieved. Up to 90% of salary may be earned for the achievement of highly stretching targets set by the Committee. For exceptional performance beyond these stretching targets, the Committee has the discretion to award up to 110% of salary. The Committee has also applied the foregoing criteria in assessing the 2003 bonuses.

•

A bonus investment plan, under which directors and other senior executives were able to invest up to one half of their 2002 annual performance related bonus in Reed Elsevier PLC/Reed Elsevier NV shares. 38 senior executives participated in the bonus investment arrangements in respect of their 2002 bonus. Subject to continuing to hold the shares and remaining in employment, at the end of a three year period, the participants are awarded an equivalent number of Reed Elsevier PLC/Reed Elsevier NV shares at nil cost. Following approval of the 2003 Reed Elsevier Group plc Bonus Investment Plan (the “2003 Bonus Investment Plan”) by shareholders of Reed Elsevier PLC and Reed Elsevier NV in April 2003, the Committee has agreed to award options under the 2003 Bonus Investment Plan to directors and selected key employees in respect of the 2003 bonus. Awards under the 2003 Bonus Investment Plan will be made annually, and will be subject to a performance condition requiring the achievement of compound growth in the average of the Reed Elsevier PLC and Reed Elsevier NV earnings per ordinary share (“EPS”) before amortisation of goodwill and intangible assets, exceptional items, related tax effects and UK tax credit equalisation measured at constant exchange rates (“adjusted EPS”) of 6% per annum compound during the three year vesting period.

•

Share options, where the directors and other senior executives are granted options annually over shares in Reed Elsevier PLC and Reed Elsevier NV at the market price at the date of grant. The Committee approves the grant of any option and sets performance conditions attaching to options. Following approval of the Reed Elsevier Group plc Share Option Scheme (the “Share Option Scheme”) by shareholders of Reed Elsevier PLC and Reed Elsevier NV in April 2003, the Remuneration Committee has agreed to award options under the Share Option Scheme to directors and selected employees from 2004. The size of the annual grant pool will be determined by reference to the compound annual growth in adjusted EPS over the three years prior to grant, with individual grant size determined by the Committee based on individual performance. At compound growth of between 8% and 10% per annum, the pool of options available will be broadly comparable to the level of options granted under the previous scheme. At executive director level the grants are expected to be up to 3 times salary. For executive directors, option grants will be subject to a performance condition requiring the achievement of 6% per annum compound growth in adjusted EPS, at constant exchange rates, during the three years following the grant. There will be no re-testing of the 3 year EPS performance period.

•

Long term incentive plan. Following approval of the Reed Elsevier Group plc Long Term Incentive Share Option Scheme (the “2003 LTIS”) by shareholders of Reed Elsevier PLC and Reed Elsevier NV in April 2003, the Committee has decided to make the first awards under the 2003 LTIS to directors and a small number of key senior executives (approximately 40) during 2004. This award covers the period 2004 to 2006 during which time no further awards under the 2003 LTIS will be made to participants. The Rules require that approximately 50% of the total implied value of grants under the 2003 LTIS will take the form of nil cost conditional shares and 50% will take the form of conventional market value options. On the basis of the current implied values, this will result in a grant of 2.5 times salary in conditional shares and 5.5 times salary in conventional share options. Grants will vest subject to the achievement of compound annual adjusted EPS growth, at constant exchange rates, achieved over a three- year performance period from 2004 to 2006, of between 8% and 12%. At 8% compound annual adjusted growth 25% of the award will vest; at 10% compound annual adjusted growth 100% of the award will best; and at 12% compound annual adjusted growth 125% of the award would vest. Awards will vest on a straight-line basis between each of these points. There will be no re-testing of the three year performance period. Acceptance of an award under the 2003 LTIS by any individual will automatically terminate any award under the previous Reed Elsevier Group plc Senior Executive Long Term Incentive Plan (the “2000 LTIP”). Participants in the 2003 LTIS are required to build up a significant personal shareholding in Reed Elsevier PLC and/or Reed Elsevier NV. At executive director level, the requirement is that they should own shares equivalent to 1 1/2 times salary, to be acquired over a three year period.

•

Post-retirement pensions, where different retirement schemes apply depending on local competitive market practice, length of service and age of the director. The only element of remuneration that is pensionable is base salary.

The Committee considers that a successful remuneration policy needs to be sufficiently flexible to take account of future changes in Reed Elsevier’s business environment and in remuneration practice. Consequently, the above policy will apply in 2004 but may require to be amended.

Service contracts
As a condition of receiving an award under the 2003 LTIS, each executive director will be required to enter into a new service contract. The new contract will have a notice period of 12 months and will contain strengthened covenants that will apply for 12 months after leaving employment, preventing a director from working with specified competitors, recruiting Reed Elsevier employees and soliciting Reed Elsevier clients.

Each of the executive directors has a service contract, the notice periods of which are described below:

G J A van de Aast was appointed a director in December 2000. His service contract, which is dated November 15, 2000, is subject to English law and provides for a notice period of twelve months.

M H Armour was appointed a director in July 1996. His service contract, which is dated October 7, 1996, is subject to English law and since June 10, 2003 his service contract has provided for a notice period of twelve months, when Mr Armour agreed to a reduction in his notice period from twenty-four months. Mr Armour did not receive any compensation in return for agreeing to this change in his notice period.

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

P Tierney was appointed a director on 8 April 2003. His service contract, which is dated November 19, 2002, is subject to New York law and provides that, in the event of termination without cause by the company, twelve months’ base salary will be payable.

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

External appointments
Executive directors may, subject to the approval of the Chairman and the Chief Executive Officer, serve as non-executive directors on the boards of up to two non-associated companies (of which only one may be to the board of a major company). The Committee believes that Reed Elsevier can benefit from the broader experience gained by executive directors in such appointments. Directors may retain remuneration arising from such non-executive directorships. During the year CHL Davis was appointed a non-executive director of GlaxoSmithKline plc and received a fee of £28,848 during the year from that company in such capacity.

Remuneration of non-executive directors
The remuneration of the non-executive directors is determined by the boards of Reed Elsevier Group plc, Reed Elsevier PLC and Reed Elsevier NV, with the aid of external professional advice from Towers Perrin. Non-executive directors receive an annual fee and are reimbursed expenses incurred in attending meetings. They do not receive any performance related bonuses, pension provisions, share options or other forms of benefit.

During 2003 the boards initiated a review of the fees paid to the non-executive directors compared against the fees paid to non-executive directors of other leading multinational companies operating in global markets. With effect from May 1, 2003 the fees paid to the non-executive directors (other than the Chairman) who serve on the boards of Reed Elsevier Group plc, Reed Elsevier PLC and Reed Elsevier NV were reviewed for the first time since 1999 and were increased to £45,000. The respective Chairmen of the Remuneration Committee and Audit Committee also receive an additional fee of £7,000 in respect of those additional duties.

The non-executive directors serve under letters of appointment, and do not have contracts of service.

Emoluments of the directors
The emoluments of the directors of Reed Elsevier PLC and Reed Elsevier NV (including any entitlement to fees or emoluments from either Reed Elsevier Group plc or Elsevier Reed Finance BV) were as follows:

(a) Aggregate emoluments

	2003	2002

	(in thousands)

Salaries and fees	£3,473	£3,022
Benefits	93	91
Annual performance-related bonuses	2,254	1,453
Pension contributions	243	267
Pension to former director	213	231
Payment to former director	95	—

Total	£6,371	£5,064

No compensation payments have been made for loss of office or termination in 2002 and 2003.

Details of share options exercised by the directors over shares in Reed Elsevier PLC and Reed Elsevier NV during the year are shown on pages 47, 48 and 49.

The aggregate notional pre-tax gain made by the directors on the exercise of Reed Elsevier PLC and Reed Elsevier NV share options during the year was £5,201,190 (2002: £306,843).

(b) Individual emoluments of executive directors

	2003

	Salary	Benefits	Bonuses	Total	2002

G J A van de Aast	£369,000	£17,492	£294,517	£681,009	£538,674
M H Armour	471,000	23,466	362,764	857,230	689,127
C H L Davis	945,000	27,035	746,344	1,718,379	1,366,543
A Prozes	582,822	8,353	431,055	1,022,230	1,030,820
P Tierney (from April 8, 2003)	423,333	9,434	419,632	852,399	—
D J Haank (until June 18, 2003)	200,217	6,914	—	207,131	563,240

Total	£2,991,372	£92,694	£2,254,312	£5,338,378	£4,188,404

Benefits include the provision of a company car, medical insurance and life assurance.

C H L Davis was the highest paid director in 2003, including gains of £4,960,150 on the exercise of nil cost options awarded on his appointment as Chief Executive Officer in 1999. Mr Davis invested the entire after tax gain arising from the exercise of his options in Reed Elsevier PLC/Reed Elsevier NV shares.

D J Haank served as a director until June 18, 2003 and remained an employee until August 31, 2003. During the period June 18 to August 31, 2003 he received emoluments of £87,759, comprising salary (£84,839) and other benefits (£2,920). In accordance with the terms of the share options in force at the time of their grant in 1999, Mr Haank has retained his entitlement to options over 18,497 Reed Elsevier PLC shares and 10,925 Reed Elsevier NV shares, as detailed in the schedules on pages 47 and 49. All other options granted to Mr Haank lapsed on termination of his employment.

(c) Pensions
The Committee reviews the pension arrangements for the executive directors to ensure that the benefits provided are consistent with those provided by other multinational companies in its principal countries of operation.

Executive directors based in the United Kingdom are provided with pension benefits at a normal retirement age of 60, equivalent to two thirds of base salary in the 12 months prior to retirement, provided they have completed 20 years’ service with Reed Elsevier or at an accrual rate of 1/30th of pensionable salary per annum if employment is for less than 20 years. The target pension for C H L Davis at normal retirement age of 60 is 45% of base salary in the 12 months prior to retirement.

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

The target pension for P Tierney, a US based director, after completion of five years’ pensionable service is $440,000 per annum, inclusive of any other retirement benefits from any former employer. In the event of termination of employment before completion of five years’ pensionable service, the pension payable will be reduced proportionately, subject to a minimum pension of $220,000 per annum in the event of termination of employment for reasons other than resignation or dismissal for cause.

The pension arrangements for all the directors include life assurance cover whilst in employment, an entitlement to a pension in the event of ill health or disability and, except in the case of A Prozes, a spouse’s and/or dependants’ pension on death.

The increase in the transfer value of the directors’ pensions, after deduction of contributions, is shown below:

	Age December 31, 2003	Directors’ contributions	Transfer value of accrued pension December 31, 2002	Transfer value of accrued pension December 31, 2003	Increase in transfer value during the period (net of directors’ contributions)	Accrued annual pension December 31, 2003	Increase in accrued annual pension during the period	Increase in accrued annual pension during the period (net of inflation)	Transfer value of increase in accrued annual pension during the period (net of inflation and directors’ contributions)

G J A van de Aast	46	£2,957	£191,063	£333,533	£139,513	£37,945	£13,760	£13,058	£111,824
M H Armour	49	2,957	1,036,652	1,378,566	338,957	139,956	22,820	19,432	188,446
C H L Davis	54	2,957	1,779,585	2,748,864	966,322	193,038	53,023	48,963	694,279
A Prozes	57	—	—	—	—	—	—	—	—
P Tierney	58	—	—	1,325,718	1,325,718	126,298	126,298	126,298	1,325,718
D J Haank (resigned June 18, 2003)	50	11,201	1,484,705	1,925,916	430,010	181,007	20,017	15,348	152,104

Transfer values have been calculated in accordance with the guidance note “GN11” published by the UK Institute of Actuaries and Faculty of Actuaries.

The transfer value of individual directors represents a liability in respect of directors’ pensions entitlement, and is not an amount paid or payable to the director.

(d) Individual emoluments of non-executive directors

	2003	2002

G J de Boer Kruyt	£15,758	£13,522
J F Brock	43,448	35,849
M W Elliott (from April 8, 2003)	36,742	—
C J A van Lede (from April 8, 2003)	36,897	—
R J Nelissen (until April 8, 2003)	10,172 (i)	35,849
S Perrick (until April 8, 2003)	10,172	35,849
D E Reid (from April 8, 2003)	36,742	—
Lord Sharman	48,544	35,849
R W H Stomberg	49,655	35,849
M Tabaksblat	193,103	176,101
D C Webster (until April 9, 2002)	—	8,962

Total	£481,233	£377,830

(i)

R J Nelissen has served as chairman of the supervisory board of Elsevier Reed Finance BV throughout the year. During the period April 9 to December 31, 2003 he received fees of £7,758 in such capacity.

Compensation of executive officers
The aggregate compensation paid to all executive officers (other than directors) of Reed Elsevier Group plc (five persons) as a group, for services in such capacities for the year ended December 31, 2003, was £1,687,665 which included contributions made to the pension plans in respect of such officers of £17,186.

Messrs. Prozes, Tierney and McGarr, together with certain other senior US-based executives and managers, participate in a bonus deferral plan that affords participants the ability to defer payment of all or part of the annual incentive bonuses otherwise payable to them, provided that such deferral is elected before the amount of such bonus is determined. Deferral can be for a stated term or until termination of employment. The deferred funds are credited with income based on the performance of specified reference investment funds or indices. Deferred funds may be drawn at any time subject to a 10% forfeiture, or without forfeiture in the event of severe financial hardship resulting from illness or accident to the participant or a beneficiary, loss of principal residence due to casualty or other circumstances beyond the control of the participant determined to constitute severe financial hardship by the Committee that administers the plan.

Return to contents

BOARD PRACTICES

REED ELSEVIER
The boards of directors of Reed Elsevier PLC and Reed Elsevier NV manage their respective shareholdings in Reed Elsevier Group plc and Elsevier Reed Finance BV. The boards of Reed Elsevier PLC, Reed Elsevier NV and Reed Elsevier Group plc are harmonised. Subject to approval by the respective shareholders, all the directors of Reed Elsevier Group plc are also directors of Reed Elsevier PLC and of Reed Elsevier NV. For a complete description of the board membership positions and executive officer positions within Reed Elsevier, see “Directors”. Details of the Audit Committees of Reed Elsevier Group plc, Reed Elsevier PLC and Reed Elsevier NV are given under “Item 15: Controls and Procedures”.

REED ELSEVIER GROUP PLC
The Reed Elsevier Group plc board currently consists of five executive directors and seven independent non-executive directors. A person may only be appointed or proposed or recommended for appointment to the board if that person has been nominated for that appointment by the joint Nominations Committee of Reed Elsevier PLC and Reed Elsevier NV. Persons nominated by the joint Nominations Committee will be required to be approved by the Reed Elsevier Group plc board, prior to appointment to the Reed Elsevier Group plc board.

Decisions of the board of directors of Reed Elsevier Group plc require a simple majority, and the quorum required for meetings of the board of Reed Elsevier Group plc is any two directors.

The Reed Elsevier Group plc board has established the following committees:

—	Strategy — comprising the Chairman, Chief Executive Officer and two non-executive directors
—	Audit — comprising three independent non-executive directors
—	Remuneration — comprising three independent non-executive directors

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

REED ELSEVIER PLC
The Reed Elsevier PLC board currently consists of five executive directors and seven independent non-executive directors. A person may only be appointed or proposed or recommended for appointment to the board if that person has been nominated for that appointment by the joint Nominations Committee of Reed Elsevier PLC and Reed Elsevier NV. Persons nominated by the joint Nominations Committee will be required to be approved by the Reed Elsevier PLC board, prior to the appointment to the Reed Elsevier PLC board. A copy of the terms of reference of the Nominations Committee is available on request and can be viewed on the Reed Elsevier website at www.reedelsevier.com. The joint Nominations Committee comprises four non-executive directors, all of whom are independent, plus the Chief Executive Officer.

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

The Reed Elsevier PLC board has also established the following committees:
—	Audit — comprising three independent non-executive directors
—

Corporate Governance — a joint committee of Reed Elsevier PLC and Reed Elsevier NV, comprising all non-executive directors and members of the supervisory board of each company, all of whom are independent

Each director on the Reed Elsevier PLC board is required to retire by rotation at least every three years, and are able then to make themselves available for re-election by shareholders at the Annual General Meeting.

REED ELSEVIER NV
Reed Elsevier NV has a two-tier board structure currently comprising five executive directors (the “executive board”) and eight independent non-executive directors (the “supervisory board” and, together with the executive board, the “combined board”). A person may only be appointed or proposed or recommended for appointment to the boards if that person has been nominated for that appointment by the joint Nominations Committee of Reed Elsevier PLC and Reed Elsevier NV. Persons nominated by the joint Nominations Committee will be required to be approved by the Reed Elsevier NV combined board prior to appointment to the Reed Elsevier NV executive or supervisory board and by Reed Elsevier NV shareholders. The joint Nominations Committee comprises four members of the supervisory board, all of whom are independent.

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

The Reed Elsevier NV supervisory board has also established the following committees:

—	Audit — comprising three independent members of the Reed Elsevier NV supervisory board
—

Corporate Governance — a joint committee of Reed Elsevier NV and Reed Elsevier PLC, comprising all members of the supervisory board and non-executive directors of each company, all of whom are independent

Each director on the Reed Elsevier NV executive and supervisory boards is required to retire by rotation at least every three years, and is able then to make themselves available for re-election by shareholders at the Annual General Meeting.

ELSEVIER REED FINANCE BV
Elsevier Reed Finance BV has a two-tier board structure comprising a management board, consisting of two members, and a supervisory board, consisting of three non-executive directors. The members of the management board and of the supervisory board are appointed by the shareholders of Elsevier Reed Finance BV. The Articles of Association of Elsevier Reed Finance BV provide that certain material resolutions of the management board will require the approval of the supervisory board. At a meeting of the supervisory board valid resolutions can be taken with a simple majority if the majority of the members are present or represented. Pursuant to the Articles of Association of Elsevier Reed Finance BV, there are specific provisions governing the appointment and dismissal of managing directors and supervisory directors during periods when a notice of suspension as mentioned in the governing agreement between Reed Elsevier PLC and Reed Elsevier NV is in force. These provisions intend to neutralise the influence of a party which has acquired control over either Reed Elsevier PLC or Reed Elsevier NV without having also acquired control in the other. For a complete description of the board membership positions within Elsevier Reed Finance BV, see “—Directors”.

Return to contents

EMPLOYEES

Reed Elsevier’s average number of employees in the year ended December 31, 2003 was 35,600 (2002: 36,800, 2001: 34,600). Approximately 5,900 were located in the UK (2002: 6,100, 2001: 6,100), 20,200 in North America (2002: 21,300, 2001: 18,900), 2,700 in the Netherlands (2002: 2,800, 2001: 3,000), 3,900 in the rest of Europe (2002: 3,800, 2001: 3,700) and 2,900 in the rest of the world (2002: 2,800, 2001: 2,900). The average number of employees in the business segments in the year ended December 31, 2003 was 6,700 in Science & Medical (2002: 6,400, 2001: 5,200), 13,100 in Legal (2002: 13,300, 2001: 12,700), 5,400 in Education (2002: 5,800, 2001: 3,400) and 10,400 in Business (2002: 11,300, 2001: 13,300). At December 31, 2003, the number of employees was approximately 35,000, which comprised 6,800 in the Science & Medical segment, 12,800 in Legal, 5,300 in Education and 10,100 in Business.

The board of Reed Elsevier Group plc is fully committed to the concept of employee involvement and participation, and encourages each of its businesses to formulate its own tailor-made approach with the co-operation of employees. Reed Elsevier is an equal opportunity employer, and recruits and promotes employees on the basis of suitability for the job. Appropriate training and development opportunities are available to all employees. A Code of Ethics and Business Conduct applicable to employees within Reed Elsevier has been adopted throughout its businesses.

Return to contents

SHARE OWNERSHIP

REED ELSEVIER PLC
Share options
The following table sets forth the details of options held by directors over Reed Elsevier PLC ordinary shares as at December 31, 2003 under share option schemes which are described below under “Reed Elsevier — Share option schemes”:

Over shares in Reed Elsevier PLC

		January 1, 2003	Granted during the year	Option price	Exercised during the year	Market price at exercise date	December 31, 2003	Exercisable from	Exercisable until

G J A van de Aast — Executive UK Scheme		50,940		638.00p			50,940	Dec 1, 2003	Dec 1, 2010
		49,317		659.00			49,317	Feb 23, 2004	Feb 23, 2011
		58,000		600.00			58,000	Feb 22, 2005	Feb 22, 2012
			81,728	451.50			81,728	Feb, 21 2006	Feb 21, 2013
	— LTIP	509,404		638.00			509,404	Jan 1, 2005	Dec 31, 2005

Total		667,661	81,728				749,389

M H Armour — Executive UK Scheme		39,600		400.75p			39,600	Apr 26, 1998	Apr 26, 2005
		30,000		585.25			30,000	Apr 23, 1999	Apr 23, 2006
		52,000		565.75			52,000	Apr 21, 2000	Apr 21, 2007
		66,900		523.00			66,900	Aug 17, 2001	Aug 17, 2008
		33,600		537.50			33,600	Feb 21, 2003	Apr 19, 2009
		88,202		436.50			88,202	May 2, 2003	May 2, 2010
		62,974		659.00			62,974	Feb 23, 2004	Feb 23, 2011
		74,000		600.00			74,000	Feb 22, 2005	Feb 22, 2012
			104,319	451.50			104,319	Feb 21, 2006	Feb 21, 2013
	— Bonus Investment Plan 2002		11,327	Nil			11,327	Mar 21, 2006	Mar 21, 2006
	— LTIP	882,016		436.50			882,016	Jan 1, 2005	Dec 31, 2005
	— SAYE Scheme	3,924		430.00			3,924	Aug 1, 2004	Jan 31, 2005

Total		1,333,216	115,646				1,448,862

C H L Davis — Executive UK Scheme		160,599		467.00p			160,599	Feb 21, 2003	Sept 1, 2009
		80,300		467.00			80,300	Sept 1, 2003	Sept 1, 2009
		80,300		467.00			80,300	Sept 1, 2004	Sept 1, 2009
		171,821		436.50			171,821	May 2, 2003	May 2, 2010
		122,914		659.00			122,914	Feb 23, 2004	Feb 23, 2011
		148,500		600.00			148,500	Feb 22, 2005	Feb 22, 2012
			209,192	451.50			209,192	Feb 21, 2006	Feb 21, 2013
	— Bonus Investment Plan 2002		22,731	Nil			22,731	Mar 21, 2006	Mar 21, 2006
	— LTIP	1,718,213		436.50			1,718,213	Jan 1, 2005	Dec 31, 2005
	— Nil cost options	535,332		Nil	535,332(i)	498.00p	—
	— SAYE Scheme	5,019		336.20			5,019	Aug 1, 2005	Jan 31, 2006

Total		3,022,998	231,923		535,332		2,719,589

D J Haank	— Reed Elsevier NV	18,498(ii)		677.25p			—
(resigned June 18,	Executive Option Arrangements	18,497		537.50			18,497(iii)	Apr 19, 1999	Apr 19, 2009
2003)	— Executive Overseas Scheme	51,368		436.50	51,368	525.00p	—
		51,110(ii)		659.00			—
		59,843(ii)		600.00			—
			93,231(ii)	451.50			—
	— LTIP	513,680(ii)		436.50			—

Total		712,996	93,231		51,368		18,497

A Prozes — Executive Overseas Scheme		188,281		566.00p			188,281	Aug 9, 2003	Aug 9, 2010
		83,785		659.00			83,785	Feb 23, 2004	Feb 23, 2011
		103,722		600.00			103,722	Feb 22, 2005	Feb 22, 2012
			132,142	451.50			132,142	Feb 21, 2006	Feb 21, 2013
	— Bonus Investment Plan 2002		20,040	Nil			20,040	Mar 21, 2006	Mar 21, 2006
	— LTIP	941,406		566.00			941,406	Jan 1, 2005	Dec 31, 2005
	— Nil cost options	20,170		Nil	20,170(iv)	492.00p	—

Total		1,337,364	152,182		20,170		1,469,376

P Tierney — Executive Overseas Scheme		396,426(v)		451.50p			396,426	Feb 21, 2006	Feb 21, 2013
	— LTIP	1,321,420(v)		451.50			1,321,420	Jan 1, 2008	Dec 31, 2008

Total		1,717,846					1,717,846

(i)	Retained an interest in 321,200 shares
(ii)	Options lapsed unexercised during the year
(iii)	At date of resignation as a director
(iv)	Retained an interest in all of the shares
(v)	At date of appointment as a director

The middle market price of a Reed Elsevier PLC ordinary share during the year was in the range 392.00p to 552.00p and at December 31, 2003 was 467.25p.

REED ELSEVIER NV
Share options
The following table sets forth the details of options held by directors over Reed Elsevier NV ordinary shares as at December 31, 2003 under share option schemes which are described below under “Reed Elsevier — Share option schemes”:

Over shares in Reed Elsevier NV

	January 1, 2003	Granted during the year	Option price	Exercised during the year	Market price at exercise date	December 31, 2003	Exercisable from	Exercisable until

G J A van de Aast — Executive UK Scheme	35,866		€14.87			35,866	Dec 1, 2003	Dec 1, 2010
	35,148		14.75			35,148	Feb 23, 2004	Feb 23, 2011
	40,699		13.94			40,699	Feb 22, 2005	Feb 22, 2012
		58,191	9.34			58,191	Feb 21, 2006	Feb 21, 2013
— Bonus Investment Plan 2002		12,057	Nil			12,057	Mar 21, 2006	Mar 21, 2006
— LTIP	358,658		14.87			358,658	Jan 1, 2005	Dec 31, 2005

Total	470,371	70,248				540,619

M H Armour — Executive UK Scheme	20,244		€13.55			20,244	Feb 21, 2003	Apr 19, 2009
	61,726		10.73			61,726	May 2, 2003	May 2, 2010
	44,882		14.75			44,882	Feb 23, 2004	Feb 23, 2011
	51,926		13.94			51,926	Feb 22, 2005	Feb 22, 2012
		74,276	9.34			74,276	Feb 21, 2006	Feb 21, 2013
— Bonus Investment Plan 2002		8,030	Nil			8,030	Mar 21, 2006	Mar 21, 2006
— LTIP	617,256		10.73			617,256	Jan 1, 2005	Dec 31, 2005

Total	796,034	82,306				878,340

C H L Davis — Executive UK Scheme	95,774		€12.00			95,774	Feb 21, 2003	Sept 1, 2009
	47,888		12.00			47,888	Sept 1, 2003	Sept 1, 2009
	47,888		12.00			47,888	Sept 1, 2004	Sept 1, 2009
	120,245		10.73			120,245	May 2, 2003	May 2, 2010
	87,601		14.75			87,601	Feb 23, 2004	Feb 23, 2011
	104,204		13.94			104,204	Feb 22, 2005	Feb 22, 2012
		148,946	9.34			148,946	Feb 21, 2006	Feb 21, 2013
— Bonus Investment Plan 2002		16,115	Nil			16,115	Mar 21, 2006	Mar 21, 2006
— LTIP	1,202,446		10.73			1,202,446	Jan 1, 2005	Dec 31, 2005
— Nil cost options	319,250		Nil	319,250(i)	€10.42	—

Total	2,025,296	165,061		319,250		1,871,107

		January 1, 2003	Granted during the year	Option price	Exercised during the year	Market price at exercise date	December 31, 2003	Exercisable from	Exercisable until

D J Haank	— Reed Elsevier NV	30,000(ii)		€15.25			—
(resigned	Executive Arrangements	10,926(ii)		17.07			—
June 18,	Option	10,925		13.55			10,925(iii)	Apr 19, 1999	Apr 19, 2009
2003)	— Executive Overseas Scheme	35,949(ii)		10.73			—
		36,426(ii)		14.75			—
		41,993(ii)		13.94			—
			66,381(ii)	9.34			—
— Bonus Investment Plan 2002			14,332(ii)	Nil			—
— LTIP		359,485(ii)		10.73			—

Total		525,704	80,713				10,925

A Prozes	— Executive Overseas Scheme	131,062		€13.60			131,062	Aug 9, 2003	Aug 9, 2010
		59,714		14.75			59,714	Feb 23, 2004	Feb 23, 2011
		72,783		13.94			72,783	Feb 22, 2005	Feb 22, 2012
			94,086	9.34			94,086	Feb 21, 2006	Feb 22, 2013
— Bonus Investment Plan 2002			14,552	Nil			14,552	Mar 21, 2006	Mar 21, 2006
— LTIP		655,310		13.60			655,310	Jan 1, 2005	Dec 31, 2005
— Nil cost options		14,040		Nil	14,040(iv)	€9.95	—

Total		932,909	108,638		14,040		1,027,507

P Tierney	— Executive Overseas Scheme	282,258 (v)		€9.34			282,258	Feb 21, 2006	Feb 21, 2013
— LTIP		940,860 (v)		9.34			940,860	Jan 1, 2005	Dec 31, 2005

Total		1,223,118					1,223,118

(i)	Retained an interest in 191,550 shares
(ii)	Options lapsed unexercised during the year
(iii)	At date of resignation as a director
(iv)	Retained an interest in all of the shares
(v)	At date of appointment as a director

The market price of a Reed Elsevier NV ordinary share during the year was in the range €8.13 to €12.03 and at December 31, 2003 was €9.85.

There have been no changes in the options held by directors over Reed Elsevier PLC and Reed Elsevier NV ordinary shares since December 31, 2003.

REED ELSEVIER
Share option schemes
As of 31 December 2003, Reed Elsevier operated and had granted share options under a number of equity-based compensation plans as follows

(i) All-Employee Option Plans
Reed Elsevier’s All-Employee Option Plans comprise:

(a) Reed Elsevier Group plc SAYE Share Option Scheme (the “SAYE Scheme”)
Options over Reed Elsevier PLC ordinary shares have been granted under the SAYE Scheme. Shares may be acquired at not less than the higher of (i) 80% of the closing middle market price for the relevant share on The London Stock Exchange three days before invitations to apply for options are issued, and (ii) if new shares are to be subscribed, their nominal value.

All UK employees of Reed Elsevier Group plc and participating companies under its control in employment at the date of invitation are entitled to participate in the SAYE Scheme. In addition, the directors of Reed Elsevier Group plc may permit other employees of Reed Elsevier Group plc and participating companies under its control to participate.

Invitations to apply for options may normally only be issued within 42 days after the announcement of the combined results of Reed Elsevier for any period. No options may be granted more than 10 years after the approval of the scheme.

On joining the SAYE Scheme, a save as you earn contract (a “Savings Contract”) must be entered into with an appropriate savings body, under which savings of between £5 and £250 per month may be made to such savings body for a period of three or five years. A bonus is payable under the Savings Contract at the end of the savings period. The amount of the monthly contributions may be reduced if applications exceed the number of Reed Elsevier PLC ordinary shares available for the grant of options on that occasion.

The number of Reed Elsevier PLC ordinary shares over which an option may be granted is limited to that number of shares which may be acquired at the exercise price out of the repayment proceeds (including any bonus) of the Savings Contract.

Options under the SAYE Scheme may normally only be exercised for a period of six months after the bonus date under the relevant Savings Contract. However, options may be exercised earlier than the normal exercise date in certain specified circumstances, including death, reaching age 60, or on ceasing employment on account of injury, disability, redundancy, reaching contractual retirement age, or the sale of the business or subsidiary for which the participant works, or provided the option has been held for at least three years, on ceasing employment for any other reason. Exercise is allowed in the event of an amalgamation, reconstruction or take-over of the company whose shares are under option; alternatively, such options may, with the agreement of an acquiring company or a company associated with it, be exchanged for options over shares in the acquiring company or that associated company. Options may also be exercised in the event of the voluntary winding-up of the company whose shares are under option. In the event that options are exercised before the bonus date, the participant may acquire only the number of shares that can be purchased with the accumulated savings up to the date of exercise, plus interest (if any).

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

(b) Convertible debenture stock arrangements
For many years Dutch employees of Reed Elsevier have benefited from a mixed savings and option scheme. This facility consists of an annual issue by Reed Elsevier NV of a convertible debenture loan (the “Netherlands Convertible Debenture Stock Scheme”) that is open for subscription by Dutch staff employed by Reed Elsevier companies in the Netherlands or temporarily seconded to affiliates abroad. The interest rate of the scheme is determined on the basis of the average interest for 10-year loans at the end of the year preceding the year in which the loan would be issued and be open for subscription. With effect from February 19, 2004, for new issues interest will be determined quarterly on the basis of market rates on internet savings accounts in the Netherlands. Employees can annually subscribe for one or more debentures of €200 each, up to a maximum amount equal to 20% of the equivalent of their fixed annual salary components. Interest is payable in arrears in the month of January following the subscription year. The loans have a term of 10 years. During the 10 year term of the loan employees can decide to convert their claim on the Company into shares at an exercise price equal to the price of a Reed Elsevier NV ordinary share on Euronext Amsterdam at the end of the month in which the employee has subscribed for the loan (the “exercise price”). Each debenture of €200 can be converted into 50 ordinary shares in Reed Elsevier NV against payment of 50 times the exercise price, less €200.

(ii) Executive option plans
Reed Elsevier’s executive option plans comprise:

(a) Reed Elsevier Group plc executive share option schemes
Schemes in this group comprise the Reed Elsevier Group plc Executive UK Share Option Scheme (the “Executive UK Scheme”), the Reed Elsevier Group plc Executive Overseas Share Option Scheme (the “Executive Overseas Scheme”) and the Reed Elsevier Group plc Executive Share Option Schemes (No. 2) (the “No. 2 Scheme” and, together the “Executive Schemes”).

The Executive Schemes provide for the grant of options to employees of Reed Elsevier Group plc and participating companies under its control. All directors and employees of Reed Elsevier Group plc and participating companies under its control who are contracted to work for at least 25 hours per week are eligible to be nominated for participation. The grant of options is administered by a committee of non-executive directors of Reed Elsevier Group plc. No payment is required for the grant of an option under the Executive Schemes.

Options granted under the Executive Schemes may be exercised within a period of 10 years and entitle the holder to acquire shares at a price which may not be less than the higher of (i) in the case of a Reed Elsevier PLC ordinary share, the closing middle market price for the relevant share on The London Stock Exchange at the date of grant, (ii) in the case of a Reed Elsevier NV ordinary share, the closing market price for the relevant share on Euronext, Amsterdam at the date of grant and (iii) if new shares are to be subscribed, their nominal value.

Employees may be granted options under the Executive Schemes to replace those which have been exercised. In granting such replacement options, the committee of non-executive directors must satisfy itself that the grant of such options is justified by the performance of Reed Elsevier in the previous two to three years.

Options may normally only be granted under the Executive Schemes within 42 days after the announcement of the combined results of Reed Elsevier for any period. No option may be granted under the Executive Schemes more than 10 years after the approval of the respective scheme.

Options granted under the Executive Schemes will normally be exercisable only after the expiry of three years from the date of their grant and by a person who remains a director or employee of Reed Elsevier Group plc and participating companies under its control. Options granted from 1999 to the end of 2003 are subject to performance criteria. In order for an option to become exercisable, the average compound growth of the Reed Elsevier PLC and Reed Elsevier NV adjusted EPS (before amortisation of goodwill and intangible assets, exceptional items, related tax effects and UK tax credit equalisation) at constant exchange rates in the three years immediately preceding vesting, must exceed the average compound growth of the UK and Dutch retail price indices during the same period by a minimum of 6%. Early exercise of such options is permitted in substantially similar circumstances to those set out in relation to the Reed Elsevier Group plc SAYE Scheme. The committee of non-executive directors has discretion to permit the exercise of options by a participant in certain circumstances where it would not otherwise be permitted.

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

Options under the Executive UK Scheme and the Executive Overseas Scheme may be satisfied from new issues or market purchase Reed Elsevier PLC ordinary shares or Reed Elsevier NV ordinary shares.

Options under the No. 2 Scheme may be satisfied only from market purchase Reed Elsevier PLC ordinary shares or Reed Elsevier NV ordinary shares.

(b) Reed Elsevier NV executive option arrangements
Under arrangements operated by Reed Elsevier NV (the “Reed Elsevier NV Executive Option Arrangements”), options to subscribe for Reed Elsevier NV ordinary shares were granted each year until 1999 to the members of the executive board and to a small number of other senior executives based in the Netherlands. Such options give the beneficiary the right, at any time during periods of either five years or ten years following the date of the grant, to purchase Reed Elsevier NV ordinary shares. Prior to 1999 all options granted under the Reed Elsevier NV Executive Option Arrangements could be exercised within a five year period from the date of grant, and the options were granted at an exercise price equal to the market price on the date of grant. During 1999, options were granted with an exercise period of five years at an exercise price 26% above the market price at the date of grant, or with an exercise period of 10 years at an exercise price equal to the market price at the date of grant, or a combination of both.

(c) Long term incentive plan
Options over shares in Reed Elsevier PLC and Reed Elsevier NV have been granted under the Reed Elsevier Group plc Senior Executive Long Term Incentive Scheme (the “LTIP”). Implementation of the LTIP was approved by shareholders of Reed Elsevier PLC and Reed Elsevier NV at their respective Annual General Meetings in April 2000. The terms of the LTIP permitted a one off grant of options to be made to executive directors and a limited number of key employees responsible for reshaping the business, executing the strategy for growth announced in February 2000 and producing a sustainable improvement in shareholder value. All grants under the LTIP were approved by the Committee, and may only be exercised during the period January 1, 2005 and December 31, 2005, and then only if 20% per annum compound total shareholder return is achieved, together with individual performance targets.

Participants in the LTIP are required to build up a significant personal shareholding in Reed Elsevier PLC and/or Reed Elsevier NV. At executive director level, the requirement is that they should own shares equivalent to 1 1/2 times salary, to be acquired over a reasonable period.

(d) Bonus investment plan
During the year, directors and other senior executives were able to invest up to half of their 2002 annual performance related bonus in Reed Elsevier PLC/Reed Elsevier NV shares under the Reed Elsevier Group plc Bonus Investment Plan 2002 (the “Bonus Investment Plan 2002”). Subject to continuing to hold the shares and remaining in employment, at the end of a three year period, the participants are awarded an equivalent number of Reed Elsevier PLC/Reed Elsevier NV shares at nil cost.

Limits over option grants
No options may be granted over new issue shares under the SAYE Scheme, the Executive UK Scheme and the Executive Overseas Scheme if they would cause the number of Reed Elsevier PLC ordinary shares issued or issuable in any 10 year period to exceed in aggregate 10% of the issued share capital of Reed Elsevier PLC from time to time. The number of Reed Elsevier NV ordinary shares which may be issued or issuable under the Netherlands Convertible Debenture Scheme, the Executive UK Scheme, the Executive Overseas Scheme and the Reed Elsevier NV Executive Option arrangements will be determined by the combined board of Reed Elsevier NV, but shall not exceed the percentage limits set out above in relation to Reed Elsevier PLC ordinary shares.

Shares under option At February 18, 2004, the total number of ordinary shares subject to outstanding options were:
	Number of outstanding options	Options over shares	Option price range

Reed Elsevier Group plc SAYE Share Option Scheme	3,515,645	Reed Elsevier PLC	336.20p-543.20p
Reed Elsevier NV Convertible Debenture Stock Scheme	1,650,150	Reed Elsevier NV	€9.23-€19.69
Reed Elsevier Group plc Executive UK and Overseas Schemes	44,976,273	Reed Elsevier PLC	400.75p-700.00p
	29,450,480	Reed Elsevier NV	€8.81-€16.00
Reed Elsevier Group plc Executive Share Option Scheme (No. 2)	2,407,064	Reed Elsevier PLC	424.00p-537.40p
	1,422,828	Reed Elsevier NV	€9.57-€13.55
Reed Elsevier NV Executive Option Arrangements	525,046	Reed Elsevier NV	€11.93-€17.07
Reed Elsevier Group plc Senior Executive Long Term Incentive Scheme	12,385,458	Reed Elsevier PLC	436.50p-700.00p
	8,670,539	Reed Elsevier NV	€10.73-€15.66
Reed Elsevier Group plc Bonus Investment Plan 2002	232,461	Reed Elsevier PLC	Nil
	108,956	Reed Elsevier NV	Nil

Options granted under the schemes are not transferable and may be exercised only by the persons to whom they are granted or their personal representatives.

New Schemes approved during the year
At the Annual General Meetings of Reed Elsevier PLC and Reed Elsevier NV in April 2003 authority was given to implement new equity-based compensation plans. The Remuneration Committee has resolved to make initial grants under the new plans during 2004.

(a) SAYE
Reed Elsevier Group plc SAYE Share Option Scheme(2003)
The Reed Elsevier Group plc SAYE Share Option Scheme (2003) is substantially the same as its predecessor, Reed Elsevier Group plc SAYE Share Option Scheme (the “SAYE Scheme”) and the Remuneration Committee have resolved to make grants under it for the year 2004.

(b) 2003 Bonus Investment Plan
Awards under the 2003 Bonus Investment Plan will be subject to a performance condition requiring the achievement of compound growth in the average of the Reed Elsevier PLC and Reed Elsevier NV adjusted EPS, at constant exchange rates, of 6% per annum compound during the three year vesting period.

(c) Reed Elsevier Group plc Share Option Scheme (the “Share Option Scheme”)
The Remuneration Committee has agreed to award options under the Share Option Scheme to directors and selected employees from 2004. The size of the annual grant pool will be determined by reference to the compound annual growth in adjusted EPS, at constant exchange rates, over the three years prior to grant, with individual grant size determined by the Committee based on individual performance. At compound growth of between 8% and 10% per annum, the pool of options available will be broadly comparable to the level of options granted under the previous scheme. At executive director level the grants are expected to be up to 3 times salary. For executive directors, option grants will be subject to a performance condition requiring the achievement of 6% per annum compound growth in adjusted EPS, at constant exchange rates, during the three years following the grant. There will be no re-testing of the 3 year EPS performance period.

(d) Reed Elsevier Group plc Long Term Incentive Share Option Scheme (the “2003 LTIS”)
The Committee has agreed to award options under the 2003 LTIS to directors and a small number of key senior executives (approximately 40) during 2004. Approximately 50% of the total implied value of a grant under the 2003 LTIS will take the form of nil cost conditional shares and 50% will take the form of conventional market value options. For executive directors, grant levels are expected to comprise conditional shares of around 2.5 times salary and conventional options of 5.5 times salary, in any three year period. Grants will vest subject to the achievement of compound annual adjusted EPS growth, at constant exchange rates, of between 8% and 12%. At 8% compound annual adjusted growth 25% of the award will vest; at 10% compound annual adjusted growth 100% of the award will vest; and at 12% compound annual adjusted growth 125% of the award would vest. Awards will vest on a straightline basis between each of these points. There will be no re-testing of the three year performance period. Acceptance of an award under the 2003 LTIS by any individual will automatically terminate any option award under the Reed Elsevier Group plc long term incentive arrangement (the “LTIP”). Participants in the 2003 LTIS are required to build up a significant personal shareholding in Reed Elsevier PLC and/or Reed Elsevier NV. At executive director level, the requirement is that they should own shares equivalent to 1 1/2 times salary, to be acquired over a three year period.

In order to ensure consistent measurement and accountability, the Remuneration Committee has the discretion to amend adjusted EPS to take account of any change in accounting standards or practice, fiscal regime or capital structure. The Remuneration Committee also has full discretion to reduce or cancel awards to participants based on its assessment as to whether the adjusted EPS growth is a fair reflection of the progress of the business having regard to underlying revenue growth, cash generation, return on capital and any significant changes in inflation as well as on individual performance, even if the adjusted EPS target is met.

REED ELSEVIER
Share ownership
The interests of the directors of Reed Elsevier PLC and Reed Elsevier NV in the issued share capital of the respective companies at the beginning and end of the year are shown below:

	Reed Elsevier PLC ordinary shares		Reed Elsevier NV ordinary shares

	January 1, 2003(i)	December 31, 2003	January 1, 2003(i)	December 31, 2003

G J A van de Aast	—	—	12,500	19,684
M H Armour	22,500	31,738	2,500	22,284
G J de Boer Kruyt	—	—	—	—
J F Brock	3,000	3,000	—	—
C H L Davis	115,571	450,293	81,553	282,704
M W Elliott	—	—	—	—
C J A van Lede	—	—	11,100	11,100
A Prozes	63,497	96,525	44,400	67,774
D E Reid	—	—	—	—
Lord Sharman	—	—	—	—
R W H Stomberg	—	—	—	—
M Tabaksblat	—	—	8,000	8,000
P Tierney	—	12,000	—	8,000
D J Haank (resigned June 18, 2003)	—	—(ii)	31,880	38,735(ii)
R J Nelissen (resigned April 8, 2003)	—	—(ii)	5,000	5,000(ii)
S Perrick (resigned April 8, 2003)	—	—(ii)	4,000	4,000(ii)

(i)	At date of appointment as a director, if later.
(ii)	At date of resignation as a director.

Any ordinary shares required to fulfil entitlements under nil cost share option grants are provided by the Employee Benefit Trust (“EBT”) from market purchases. As a potential beneficiary under the EBT, each executive director is deemed to be interested in all the shares held by the EBT which, at December 31, 2003, amounted to 6,383,333 Reed Elsevier PLC ordinary shares and 1,327,777 Reed Elsevier NV ordinary shares.

There have been no changes in the interests of the directors in the share capital of Reed Elsevier PLC or Reed Elsevier NV since December 31, 2003.

Shares and options held by executive officers
The following table indicates the total aggregate number of Reed Elsevier PLC ordinary shares and Reed Elsevier NV ordinary shares beneficially owned and the total aggregate number of Reed Elsevier PLC ordinary shares and Reed Elsevier NV ordinary shares held by the executive officers (other than directors) of Reed Elsevier Group plc (five persons) as a group, as of February 18, 2004:

	Reed Elsevier PLC ordinary shares	Reed Elsevier PLC ordinary shares subject to options	Reed Elsevier NV ordinary shares(1)(2)	Reed Elsevier NV ordinary shares subject to options

Executive officers (other than directors) as a group	74,633	1,624,431	29,934	1,148,895

(1)	The Reed Elsevier NV ordinary shares may be issued in registered or bearer form.
(2)

No individual executive officer of Reed Elsevier Group plc has notified Reed Elsevier NV that he holds more than 5% of the issued share capital of Reed Elsevier NV pursuant to the Dutch law requirement described under “Item 7: Major Shareholders and Related Party Transactions-Reed Elsevier NV”.

The options over Reed Elsevier PLC ordinary shares included in the above table are exercisable at prices ranging from nil to 700p per share and between the date hereof and 2013. The options over Reed Elsevier NV ordinary shares included in the above table are exercisable at prices ranging from nil to €15.66 per share and between the date hereof and 2013.

Return to contents

ITEM 7: MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

REED ELSEVIER PLC
As of February 18, 2004, Reed Elsevier PLC is aware of the following disclosable interests in the issued Reed Elsevier PLC ordinary shares:

Identity of Person or Group(1)	Number of Reed Elsevier PLC ordinary shares owned	% of Class

The Capital Group Companies, Inc	77,918,935	6.13
Legal & General Group plc	44,174,343	3.47
Oechsle International Advisors, LLC	42,907,149	3.37
Directors and Officers	668,190	—

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

At December 31, 2003, there were 29,390 ordinary shareholders, including the depository for Reed Elsevier PLC’s ADR programme, with a registered address in the United Kingdom, representing 99.6% of shares issued.

Reed Elsevier PLC is not aware of any arrangements the operation of which may at a subsequent date result in a change in control of Reed Elsevier PLC. The major shareholders of Reed Elsevier PLC do not have different voting rights to other ordinary shareholders.

REED ELSEVIER NV
As of February 18, 2004, Reed Elsevier NV is aware of the following disclosable interests in the issued Reed Elsevier NV ordinary shares, in addition to the 4,679,249 R-shares in Reed Elsevier NV held by a subsidiary of Reed Elsevier PLC and representing a 5.8% indirect equity interest in the total share capital of Reed Elsevier NV:

Identity of Person or Group(1)	Number of Reed Elsevier NV ordinary shares owned	% of Class

ING Group	43,427,688	5.8
Directors and Officers(2)	467,281	—

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

Return to contents

ITEM 8: FINANCIAL INFORMATION

FINANCIAL STATEMENTS
See Item 18: Financial Statements.

DIVIDEND POLICY
Dividends to Reed Elsevier PLC and Reed Elsevier NV shareholders are equalised at the gross level, including the benefit of the UK attributable tax credit of 10% received by certain Reed Elsevier PLC shareholders. The exchange rate used for each dividend calculation — as defined in the Reed Elsevier merger agreement — is the spot euro/sterling exchange rate, averaged over a period of five business days commencing with the tenth business day before the announcement of the proposed dividend. Reed Elsevier pursues a policy of modest growth in dividends. We expect to maintain over the longer term a level of dividend cover, calculated using earnings before the amortisation of goodwill and intangible assets, exceptional items and related tax effects, of at least two times.

LEGAL PROCEEDINGS
We are party to various legal proceedings, the ultimate resolutions of which are not expected to have a material adverse effect on our financial position or results of our operations other than as described below.

Reed Elsevier Inc. (“REI”) has been named as one of several defendants in an action captioned Electronic Database Copyright Infringement Litigation, M.D.L. Docket No. 1379, a federal multidistrict litigation which consolidates three lawsuits, filed against REI in August and September, 2000, alleging copyright infringement in federal district courts: The Authors Guild, Inc. v. The Dialog Corporation et al., Laney et ano. v. Dow Jones & Company, Inc., et al., and Posner et al. v. Gale Group Inc. These suits were brought by or on behalf of freelance authors who allege that the defendants have infringed plaintiffs’ copyrights by making plaintiffs’ works available on databases operated by the defendants. The plaintiffs are seeking to be certified as class representatives of all similarly-suited freelance authors. The action was stayed pending disposition by The United States Supreme Court of New York Times Company et al. v. Tasini et al., No. 00-201, in which REI was a petitioner. On June 25, 2001, the Supreme Court ruled against the petitioners, including REI, in the Tasini case holding that the publisher of a print collective work did not have a statutory right to republish an article originally contributed to a print work in an electronic database without the author’s permission. No proceedings relating to the class certification motions, or other proceedings of substance, have yet occurred. REI has indemnity agreements from each of the content providers that supplied articles to the relevant databases. REI could be adversely affected in the event the plaintiffs are successful in their claims and full recovery were not available under the indemnities. Plaintiffs in each action seek actual damages, statutory damages and injunctive relief. The Laney plaintiff also seeks an accounting for profits received. REI believes it has strong substantive defences to these actions and will vigorously pursue them. It will also vigorously contest the motions for class certification. The parties, together with certain of the defendants’ content providers, are engaged in non-binding mediation.

McDonnell v. Reed Elsevier Inc. recaptioned Mallah v. Reed Elsevier Inc. is a purported class action brought in Florida state court alleging that LexisNexis overcharged certain subscribers for computer assisted legal research services. The complaint was filed in July 2001 and a motion for class certification was filed in October 2001. In January 2002, the court ruled that the issue of class standing would be resolved first, discovery would be permitted only on that issue, and consideration of all other issues would be deferred. The issue of class standing remains pending and discovery has not yet commenced. In December 2002, the plaintiffs filed an amended complaint seeking to add additional class representatives and modifying the plaintiffs’ causes of action so that it now comprises claims of breach of contract and fraud and a request for an accounting. The plaintiffs have not specified the amount of their alleged damages. This matter remains in a very preliminary stage. REI believes that it has strong substantive defences to this action and will vigorously pursue them.

REI has been named a defendant in two putative class actions captioned Richard Fresco, et al. v. Automotive Directions, Inc., et al. and Betty D. Russell, et al. v. ChoicePoint Services, Inc. et al. brought in federal district courts in Florida and Louisiana, respectively, alleging that REI (through LexisNexis) violated certain provisions of the Driver’s Privacy Protection Act, 18 U.S.C. §§ 2721-2725 (the “DPPA”), when REI obtained and disclosed information originating from various state departments of highway safety and motor vehicles without the consent of the individuals to whom the information related. In addition, in the Russell case, REI is also alleged to have violated the Fair Credit Reporting Act, 15 U.S.C.§§ 1681, et seq. (the “FCRA”) and a related Louisiana statute through its provision of motor vehicle and drivers license records. In the Fresco case, REI is one of several named defendants. The complaints were filed in August 2003 and July 2003, respectively. No proceedings relating to the class certification motions, or other proceedings of substance, have yet occurred in the Fresco case. On January 30, 2004, the district court in the Russell case dismissed with prejudice the plaintiffs’ claims alleging that REI unlawfully obtained the records at issue. The court also dismissed for lack of standing the plaintiffs’ claims that their personal records had been unlawfully disclosed by REI. The plaintiffs subsequently filed an amended complaint omitting their former claims under the DPPA but restating their claims under the FCRA and state law. As the FCRA and state statutory claims remain, this order is not final so as to be subject to appeal at this point. REI has indemnity agreements from the entities that supplied REI with some of the information at issue in these matters. However, REI could still be adversely affected where indemnities were not obtained or where indemnities are available, in the event that the plaintiffs are successful in their claims and full recovery is not available under the indemnities. The plaintiffs in each case seek unspecified compensatory and statutory liquidated damages, attorneys’ fees and costs, and injunctive relief, and in the Russell case, plaintiffs are also seeking punitive damages. REI believes it has strong procedural and substantive defenses to these actions and will vigorously pursue them.

Return to contents

ITEM 9: THE OFFER AND LISTING

TRADING MARKETS

REED ELSEVIER PLC

The Reed Elsevier PLC ordinary shares are listed on the London Stock Exchange and the New York Stock Exchange. The London Stock Exchange is the principal trading market for Reed Elsevier PLC ordinary shares. Trading on the New York Stock Exchange is in the form of American Depositary Shares (ADSs), evidenced by American Depositary Receipts (ADRs) issued by The Bank of New York, as depositary. Each ADS represents four Reed Elsevier PLC ordinary shares.

The table below sets forth, for the periods indicated, the high and low closing middle market quotations for the Reed Elsevier PLC ordinary shares on the London Stock Exchange as derived from the Daily Official List of the London Stock Exchange and the high and low last reported sales prices in US dollars for the Reed Elsevier PLC ADSs on the New York Stock Exchange, as derived from the New York Stock Exchange Composite Tape, and reported by Datastream International Ltd:

	Pence per ordinary share		US dollars per ADS

Calendar Periods	High	Low	High	Low

1999	630	344	39.63	22.75
2000	700	391	43.13	24.50
2001	700	493	42.63	28.25
2002	696	488	41.00	31.35
2003	552	392	37.14	26.15

2003
First Quarter	552	392	36.15	26.15
Second Quarter	550	461	37.14	30.05
Third Quarter	524	469	33.95	30.75
Fourth Quarter	499	445	34.52	31.10

2002
First Quarter	682	562	39.75	32.40
Second Quarter	696	603	41.00	36.85
Third Quarter	638	494	39.73	31.78
Fourth Quarter	600	488	38.85	31.35

Month
February 2004 (through February 18, 2004)	478	450	36.75	34.81
January 2004	491	450	36.03	33.33
December 2003	494	445	34.52	31.79
November 2003	479	456	33.57	31.10
October 2003	499	458	33.82	31.63
September 2003	524	471	33.77	31.45
August 2003	505	469	32.85	30.75

REED ELSEVIER NV

The Reed Elsevier NV ordinary shares are quoted on Euronext Amsterdam N.V. and the New York Stock Exchange. Euronext Amsterdam N.V. is the principal trading market for Reed Elsevier NV ordinary shares. Trading on the New York Stock Exchange is in the form of ADSs, evidenced by ADRs issued by The Bank of New York, as depositary. Each ADS represents two Reed Elsevier NV ordinary shares.

The table below sets forth, for the periods indicated, the high and low closing middle market quotations for the Reed Elsevier NV Ordinary Shares on Euronext Amsterdam N.V. as derived from the Officiële Prijscourant of Euronext Amsterdam N.V. and the high and low last reported sales prices in US dollars for the Reed Elsevier NV ADSs on the New York Stock Exchange, as derived from the New York Stock Exchange Composite Tape, and reported by Datastream International Ltd.

	€ per ordinary share		US dollars per ADS

Calendar Periods	High	Low	High	Low

1999	15.25	8.95	33.63	18.63
2000	16.07	9.30	29.94	18.00
2001	15.66	10.92	29.44	20.15
2002	16.01	10.86	28.60	21.70
2003	12.03	8.13	26.08	18.14

2003
First Quarter	12.03	8.13	25.08	18.14
Second Quarter	11.16	9.57	26.08	21.16
Third Quarter	10.89	9.63	24.22	21.90
Fourth Quarter	10.41	9.36	25.42	22.38

2002
First Quarter	15.42	12.91	27.40	23.05
Second Quarter	16.01	13.42	28.60	25.83
Third Quarter	14.04	10.86	27.80	22.21
Fourth Quarter	13.29	10.90	26.74	21.70

Month
February 2004 (through February 18, 2004)	10.34	9.98	26.70	25.56
January 2004	10.45	9.61	26.48	24.55
December 2003	10.41	9.36	25.42	23.31
November 2003	10.12	9.56	24.42	22.38
October 2003	10.23	9.58	24.10	22.43
September 2003	10.89	9.70	24.22	22.30
August 2003	10.41	9.63	23.55	21.90

Return to contents

ITEM 10: ADDITIONAL INFORMATION

MEMORANDUM AND ARTICLES OF ASSOCIATION

REED ELSEVIER PLC
A summary of Reed Elsevier PLC’s equity capital structure and related summary information concerning provisions of its Memorandum and Articles of Association and applicable English law as at March 2001 is incorporated by reference from the 2000 Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 13, 2001. Since March 2001 a number of amendments have been made to the articles of association. A summary of those changes is incorporated by reference from the 2002 Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 10, 2003. Being summaries, they do not contain all the information that may be important to you, and they are qualified in their entirety by reference to the UK Companies Act 1985 and the Reed Elsevier PLC Memorandum and Articles of Association. For more complete information, you should read Reed Elsevier PLC’s Memorandum and Articles of Association. A copy of Reed Elsevier PLC’s Memorandum and Articles of Association is incorporated by reference from the 2002 Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 10, 2003 — see “Item 19: Exhibits” on page F-80.

REED ELSEVIER NV
A summary of Reed Elsevier NV’s equity capital structure and related summary information concerning provisions of its Articles of Association and applicable Dutch law as at March 2001 is incorporated by reference from the 2000 Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 13, 2001. Since March 2001 a number of amendments have been made to the articles of association. A summary of those changes is incorporated by reference from the 2002 Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 10, 2003. Being summaries they do not contain all the information that may be important to you, and they are qualified in their entirety by reference to Dutch law and the Articles of Association of Reed Elsevier NV. For more complete information, you should read Reed Elsevier NV’s Articles of Association. A copy of Reed Elsevier NV’s Articles of Association is incorporated by reference from the 2002 Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 10, 2003 — see “Item 19: Exhibits” on page F-80.

Return to contents

MATERIAL CONTRACTS

Reed Elsevier has not entered into any material contract within the last two years.

Return to contents

EXCHANGE CONTROLS

There are currently no UK or Dutch decrees or regulations restricting the import or export of capital or affecting the remittance of dividends or other payments to holders of, respectively, Reed Elsevier PLC ordinary shares who are non-residents of the United Kingdom and Reed Elsevier NV ordinary shares who are non-residents of the Netherlands.

There are no limitations relating only to non-residents of the United Kingdom under UK law or Reed Elsevier PLC’s Memorandum and Articles of Association or on the right to be a holder of, and to vote, Reed Elsevier PLC ordinary shares, or to non-residents of the Netherlands under Dutch law or Reed Elsevier NV’s Articles of Association on the right to be a holder of, and to vote, Reed Elsevier NV ordinary shares.

Return to contents

TAXATION

The following discussion is a summary under present law of the material UK, Dutch and US federal income tax considerations relevant to the purchase, ownership and disposition of Reed Elsevier PLC ordinary shares or ADSs and Reed Elsevier NV ordinary shares or ADSs. This discussion applies to you only if you are a US holder, you hold your ordinary shares or ADSs as capital assets and you use the US dollar as your functional currency. It does not address the tax treatment of US holders subject to special rules, such as banks, dealers, insurance companies, tax-exempt entities, holders of 10% or more of Reed Elsevier PLC or Reed Elsevier NV voting shares, persons holding ordinary shares or ADSs as part of a hedging, straddle, conversion or constructive sale transaction, persons that are resident or ordinarily resident in the UK (or who have ceased to be resident since March 17, 1998) and persons that are resident in the Netherlands. The summary also does not discuss the tax laws of particular states or localities in the US.

This summary does not consider your particular circumstances. It is not a substitute for tax advice. We urge you to consult your own tax advisors about the income tax consequences to you in light of your particular circumstances of purchasing, holding and disposing of ordinary shares or ADSs.

As used in this discussion, “US holder” means a beneficial owner of ordinary shares or ADSs that is (i) a US citizen or resident, (ii) a corporation, partnership or other business entity created or organised under the laws of the United States or any constituent jurisdiction, (iii) a trust (a) that is subject to the control of a US person and the primary supervision of a US court, or (b) that has valid election in effect under US Treasury regulations to be treated as a US person or (iv) an estate the income of which is subject to US federal income taxation regardless of its source.

UK Taxation
Dividends
Under current UK taxation legislation, no tax is required to be withheld at source from dividends paid on the Reed Elsevier PLC ordinary shares or ADSs. See “US Federal Income Taxation — Dividends”.

Capital Gains
You will not be liable for UK taxation on capital gains realised on the disposal of your Reed Elsevier PLC ordinary shares or ADSs unless at the time of the disposal you carry on a trade, profession or vocation in the United Kingdom through a branch or agency and such ordinary shares or ADSs are or have been used, held or acquired for the purposes of such trade, profession, vocation, branch or agency. For companies, in relation to accounting periods commencing on or after January 1, 2003, references to “branch or agency” above should be read as references to “permanent establishment”.

UK Stamp Duty and Stamp Duty Reserve Tax
UK stamp duty reserve tax (SDRT) or UK stamp duty is payable upon the transfer or issue of Reed Elsevier PLC ordinary shares to the Depositary in exchange for Reed Elsevier PLC ADSs evidenced by ADRs. For this purpose, the current rate of stamp duty and SDRT is 1.5% applied, in each case, to the amount or value of the consideration or, in some circumstances, to the value of the ordinary shares.

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

On March 31, 2003, representatives of the United Kingdom and United States exchanged instruments of ratification for a new income tax convention (the “New UK Treaty”). The New UK Treaty has the force and effect of law in respect of withholding taxes on dividends from May 1, 2003. Investors who qualified for benefits under the terms of the prior treaty between the United Kingdom and United States (the “Old UK Treaty”) were eligible, subject to generally applicable limitations, to receive a special US foreign tax credit equal to one-ninth of the amount of certain cash dividends that they received on the Reed Elsevier PLC ordinary shares or Reed Elsevier PLC ADSs, so long as they made an election to include in their income, as an additional notional dividend, an amount equal to the tax credit.

This foreign tax credit benefit is not available under the New UK Treaty, and thus generally is unavailable with respect to dividends paid after May 1, 2003. However, the New UK Treaty provides for an election pursuant to which persons eligible for the benefits of the Old UK Treaty may elect to apply the Old UK Treaty in its entirety, in lieu of the New UK Treaty, for an optional 12-month extension period. Thus, if an investor were to elect the application of the Old UK Treaty, that investor could obtain the special foreign tax credit benefit described above with respect to any dividends received on the Reed Elsevier PLC ordinary shares or Reed Elsevier PLC ADSs prior to May 1, 2004. Investors should consult their own tax advisers regarding their potential eligibility for this foreign tax credit benefit, as well as the advisability of and procedure for electing the application of the Old UK Treaty and for including in income the additional notional dividend described above.

If you hold Reed Elsevier NV ordinary shares or ADSs and are eligible to claim benefits under the US-Netherlands income tax treaty, you may claim a reduced rate of Dutch dividend withholding tax equal to 15%. Subject to generally applicable limitations, you can claim a deduction or a foreign tax credit only for Dutch tax withheld at the rate provided under the US-Netherlands income tax treaty.

With respect to US holders who are individuals, certain dividends received before January 1, 2009 from a qualified foreign corporation may be subject to reduced rates of taxation. A qualified foreign corporation includes a foreign corporation that is eligible for the benefits of certain comprehensive income tax treaties with the United States. United States Treasury Department guidance indicates that the United Kingdom is a country with which the United States has a treaty in force that meets these requirements, and Reed Elsevier PLC believes it is eligible for the benefits of this treaty. Additionally, the same guidance indicates that the Netherlands is also a country with which the United States has a treaty in force that meets the above requirements, and Reed Elsevier NV believes it is eligible for the benefits of this treaty. Individuals that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to section 163(d)(4) of the US Internal Revenue Code of 1986, as amended will not be eligible for the reduced rates of taxation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. US holders should consult their own tax advisors regarding the application of these rules given their particular circumstances.

Dispositions
You will recognise capital gain or loss on the sale or other disposition of ordinary shares or ADSs in an amount equal to the difference between your basis in the ordinary shares or ADSs and the amount realised. The gain or loss will be capital gain or loss. It will be long term capital gain or loss if you have held the ordinary shares or ADSs for more than one year at the time of sale or other disposition. Long term capital gains of individuals are eligible for reduced rates of taxation. Deductions for capital losses are subject to limitations.

If you receive pounds sterling or euros on the sale or other disposition of your ordinary shares or ADSs, you will realise an amount equal to the US dollar value of the pounds sterling or euros on the date of sale or other disposition (or in the case of cash basis and electing accrual basis taxpayers, the settlement date). You will have a tax basis in the pounds sterling or the euros you receive equal to the US dollar amount received. Any gain or loss realised by a US holder on a subsequent conversion of pounds sterling or euros into US dollars will be US source ordinary income or loss.

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

Reed Elsevier enters into interest rate swaps in order to achieve an appropriate balance between fixed and variable rate borrowings, cash and short term investments. They are used to hedge the effects of fluctuating interest rates on variable rate borrowings, cash and short term investments by allowing Reed Elsevier to fix the interest rate on a notional principal amount equal to the principal amount of the underlying floating rate cash, short term investments or borrowings being hedged. They are also used to swap fixed interest rates payable on long term borrowings for a variable rate. Such swaps may be used to swap a whole fixed rate bond for variable rate or they may be used to swap a portion of the period or a portion of the principal amount for the variable rate.

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

Interest rate options protect against fluctuating interest rates by enabling Reed Elsevier to fix the interest rate on a notional principal amount of borrowings or cash deposits and short term investments (in a similar manner to interest rate swaps and forward rate agreements) whilst at the same time allowing Reed Elsevier to improve the fixed rate if the market moves in a certain way. Reed Elsevier uses interest rate options from time to time when it expects interest rates to move in its favour but it is deemed imprudent to leave the interest rate risk completely unhedged. In such cases, Reed Elsevier may use an option to lock in at certain rates whilst at the same time maintaining some freedom to benefit if rates move in its favour.

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

The fair values of instruments with interest rate and foreign currency risks are calculated by discounting future cash flows to net present values. The interest rates, volatility, spot and forward exchange rates used in the calculation are market rates obtained on the valuation date. Calculated market values are compared to counterparty valuations for reasonableness.

Reed Elsevier’s use of financial instruments and its accounting policies for financial instruments are described more fully in note 2 and note 23 to the combined financial statements.

(a) Interest Rate Risk
The following sensitivity analysis assumes an immediate 100 basis point change in interest rates for all currencies and maturities from their levels at December 31, 2003 and December 31, 2002, with all other variables held constant.

Financial Instrument	Fair Value December 31, 2003	Fair Value Change		Fair Value December 31, 2002	Fair Value Change

		+100 basis points	–100 basis points		+100 basis points	–100 basis points

	(in millions)			(in millions)

Long term debt (including current portion)	£(1,921)	£49	£(56)	£(2,139)	£81	£(93)
Short term debt	(1,179)	1	(1)	(1,278)	1	(1)
Interest rate swaps	(54)	15	(15)	(73)	22	(25)
Interest rate options	(33)	9	(9)	(65)	14	(14)
Forward rate agreements	—	1	(1)	(1)	1	(1)

A 100 basis point change in interest rates would not result in a material change to the fair value of other financial instruments such as foreign exchange forwards, cash, investments or other financial assets and liabilities.

At December 31, 2003, the substantial majority of borrowings are either fixed rate or have been fixed through the use of interest rate swaps, forward rate agreements and options. A 100 basis point reduction in interest rates would result in a decrease in net interest expense of £6 million (2002: £3 million), based on the composition of financial instruments including cash, short term investments, bank loans and commercial paper borrowings at December 31, 2003. A 100 basis points rise in interest rates would increase net interest expense by £6 million (2002: £3 million).

(b) Foreign Currency Exchange Rate Risks
The following sensitivity analysis assumes an immediate 10% change in all foreign currency exchange rates against sterling from their levels at December 31, 2003 and December 31, 2002, with all other variables held constant. A +10% change indicates a strengthening of the currency against sterling and a –10% change indicates a weakening of the currency against sterling.

Financial Instrument	Fair Value December 31, 2003	Fair Value Change		Fair Value December 31, 2002	Fair Value Change

		+10%	–10%		+10%	–10%

	(in millions )			(in millions )

Long term debt (including current portion)	£(1,921)	£(213)	£175	£(2,139)	£(236)	£193
Short term debt	(1,179)	(130)	108	(1,278)	(141)	117
Cash and short term investments	638	28	(22)	569	33	(26)
Interest rate swaps	(54)	(6)	5	(73)	(8)	7
Interest rate options	(33)	(4)	3	(65)	(7)	6
Forward foreign currency contracts	5	(1)	—	8	(13)	12
Other financial assets	64	7	(5)	98	8	(7)
Other financial liabilities	(64)	(7)	6	(89)	(10)	8

Return to contents

PART II

ITEM 15: CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures
Management, including the Chief Executive Officer and Chief Financial Officer of Reed Elsevier PLC and Reed Elsevier NV, have reviewed and evaluated the effectiveness of our disclosure controls and procedures. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer of Reed Elsevier PLC and Reed Elsevier NV have concluded that our disclosure controls and procedures are effective as of the end of the period covered by this report, timely providing them with all material information required to be disclosed in this annual report.

Internal Controls over Financial Reporting
Management, including the Chief Executive Officer and Chief Financial Officer of Reed Elsevier PLC and Reed Elsevier NV, have reviewed whether or not during the period covered by the annual report, there have been any changes in internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect, internal controls over financial reporting. Based on that review, the Chief Executive Officer and Chief Financial Officer of Reed Elsevier PLC and Reed Elsevier NV have concluded that there have been no such significant changes.

An outline of the internal control structure is set out below.

Parent companies
The boards of Reed Elsevier PLC and Reed Elsevier NV exercise independent supervisory roles over the activities and systems of internal control of Reed Elsevier Group plc and Elsevier Reed Finance BV. The boards of Reed Elsevier PLC and Reed Elsevier NV have each adopted a schedule of matters which are required to be brought to them for decision. In relation to Reed Elsevier Group plc and Elsevier Reed Finance BV, the boards of Reed Elsevier PLC and Reed Elsevier NV approve the strategy and the annual budgets, and receive regular reports on their operations, including the treasury and risk management activities of the two companies. Major transactions proposed by the boards of Reed Elsevier Group plc or Elsevier Reed Finance BV require the approval of the boards of both Reed Elsevier PLC and Reed Elsevier NV.

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

The boards of Reed Elsevier Group plc and Elsevier Reed Finance BV have implemented an ongoing process for identifying, evaluating and managing the significant risks faced by their respective businesses. This process has been in place throughout the year ended December 31, 2003, and up to the date of the approvals of this annual report.

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

The Reed Elsevier Group plc Audit Committee receives regular reports on the management of material risks and reviews these reports. The Audit Committee also receives regular reports from both internal and external auditors on internal control matters. In addition, each Business Group is required, at the end of the financial year, to review the effectiveness of its internal controls and report its findings on a detailed basis to the management of Reed Elsevier Group plc. These reports are summarised and, as part of the annual review of effectiveness, submitted to the Audit Committee of Reed Elsevier Group plc. The Chairman of the Audit Committee reports to the board on any significant internal control matters arising.

Elsevier Reed Finance BV
Elsevier Reed Finance BV has established policy guidelines, which are applied for all Elsevier Reed Finance BV companies. The boards of Elsevier Reed Finance BV have adopted schedules of matters that are required to be brought to them for decision. Procedures are in place for monitoring the activities of the finance group, including a comprehensive treasury reporting system. The major risks affecting the finance group have been identified and evaluated and are subject to regular review. The controls in place to manage these risks and the level of residual risk accepted are monitored by the boards. The internal control system of the Elsevier Reed Finance BV group is reviewed each year by its external auditors.

Audit Committees
Reed Elsevier Group plc, Reed Elsevier PLC and Reed Elsevier NV have established Audit Committees which comprise only non-executive directors, all of whom are independent. The Audit Committees, which meet regularly, are chaired by Lord Sharman, the other members are John Brock and David Reid. David Reid was appointed in April 2003.

The main role and responsibilities of the Audit Committees in relation to the respective companies are set out in written terms of reference and include:

(i)

to monitor the integrity of the financial statements of the company, and any formal announcements relating to the company’s financial performance, reviewing significant financial reporting judgements contained in them;

(ii)	to review the company’s internal financial controls and the company’s internal control and risk management systems;
(iii)	to monitor and review the effectiveness of the company’s internal audit function;
(iv)

to make recommendations to the board, for it to put to the shareholders for their approval in general meetings, in relation to the appointment, re-appointment and removal of the external auditor and to approve the remuneration and terms of engagement of the external auditor;

(v)	to review and monitor the external auditor’s independence and objectivity and the effectiveness of the audit process, taking into consideration relevant professional and regulatory requirements; and
(vi)

to develop and recommend policy on the engagement of the external auditor to supply non-audit services, taking into account relevant ethical guidance regarding the provision of non-audit services by the external audit firm, and to monitor compliance.

The Audit Committees report to the respective boards on their activities identifying any matters in respect of which they consider that action or improvement is needed and making recommendations as to the steps to be taken.

The Reed Elsevier Group plc Audit Committee fulfils this role in respect of the publishing and information operating business. The functions of an Audit Committee in respect of the financing activities are carried out by the supervisory board of Elsevier Reed Finance BV. The Reed Elsevier PLC and Reed Elsevier NV Audit Committees fulfil their roles from the perspective of the parent companies and both Committees have access to the reports to and the work of the Reed Elsevier Group plc Audit Committee and the Elsevier Reed Finance BV supervisory board in this respect.

The Audit Committees have explicit authority to investigate any matters within their terms of reference and have access to all resources and information that they may require for this purpose. The Audit Committees are entitled to obtain legal and other independent professional advice and have the authority to approve all fees payable to such advisers.

A copy of the terms of reference of each Audit Committee is published on the Reed Elsevier website at www.reedelsevier.com. The information on our website is not incorporated by reference into this report.

Return to contents

ITEM 16A: AUDIT COMMITTEE FINANCIAL EXPERT

Each of Reed Elsevier PLC and Reed Elsevier NV has an Audit Committee, the members of which are identified in “Item 15: Controls and Procedures”. The members of the Board of Directors of Reed Elsevier PLC and members of the Supervisory Board of Reed Elsevier NV, respectively, have determined that each of their respective Audit Committees contains at least one Audit Committee financial expert within the meaning of the applicable rules and regulations of the US Securities and Exchange Commission (“SEC”). The Audit Committee financial experts serving on the Reed Elsevier PLC and the Reed Elsevier NV Audit Committees are Lord Sharman and David Reid.

Return to contents

ITEM 16B: CODES OF ETHICS

Reed Elsevier has adopted a code of ethics (Code of Ethics and Business Conduct) that applies to all directors, officers and employees, and a separate code of ethics (Code for Senior Officers) that also applies to the Chief Executive Officer, Chief Financial Officer of Reed Elsevier PLC and Reed Elsevier NV and the Group Chief Accountant of Reed Elsevier Group plc. Both these codes of ethics are available on the Reed Elsevier website at www.reedelsevier.com. The information on our website is not incorporated by reference into this report.

Return to contents

ITEM 16C: PRINCIPAL ACCOUNTANT FEES AND SERVICES

The aggregate fees billed by our principal accountants, Deloitte & Touche LLP, Deloitte Accountants, the member firms of Deloitte Touche Tohmatsu and their respective affiliates, for the two years ended December 31, 2003 were as follows:

	Year ended December 31, 2003	Year ended December 31, 2002

	(in millions)

Audit fees	£2.5	£2.3
Audit-related fees	1.4	2.1
Tax fees	0.6	0.7
All other fees	0.1	0.8

Total	£4.6	£5.9

Auditors’ remuneration for non audit services includes £1.4 million (2002: £2.1 million) for audit-related services, comprising £0.6 million (2002: £1.4 million) relating to due diligence and other transaction related services and £0.8 million (2002: £0.7 million) for other audit-related services such as royalty audits. Tax fees of £0.6 million (2002: £0.7 million) relate to tax compliance and advisory work. Other fees of £0.1 million (2002: £0.8 million) relate to other non audit services such as consultancy services.

The Audit Committees of Reed Elsevier PLC and Reed Elsevier NV have adopted policies and procedures for the pre-approval of audit and non audit services provided by the auditors. These policies and procedures are summarised below.

The terms of engagement and scope of the annual audit of the financial statements are agreed by the respective Audit Committees in advance of the engagement of the auditors in respect of the annual audit. The audit fees are approved by the Audit Committee.

The auditors are not permitted to provide non audit services that would compromise their independence or violate any laws or regulations that would affect their appointment as auditors. They are eligible for selection to provide non audit services only to the extent that their skills and experience make them a logical supplier of the services. The respective Audit Committees must pre-approve the provision of all non audit services by the auditors and will consider SEC rules and other guidelines in determining the scope of permitted services. The respective Audit Committees have pre-approved non audit services in respect of individual assignments for permitted services that meet certain criteria. Assignments outside these parameters must be specifically pre-approved by the Audit Committee in advance of commissioning the work. Aggregate non audit fees must not exceed the annual audit fee in any given year, unless approved in advance by the Audit Committee.

All of the audit and non audit services carried out in the year ended December 31, 2003 were pre-approved under the pre- approval policies and procedures summarised above.

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

We have audited the accompanying combined balance sheets of Reed Elsevier PLC, Reed Elsevier NV, Reed Elsevier Group plc, and Elsevier Reed Finance BV and their respective subsidiaries, associates and joint ventures (together “the combined businesses”) as at December 31, 2003 and 2002, and the related combined profit and loss accounts and statements of total recognised gains and losses, shareholders’ funds reconciliations and cash flows for the three years ended December 31, 2003. Our audits also included the financial statement schedule as at December 31, 2003, 2002 and 2001 listed in the Index. These combined financial statements and the related financial statement schedule are the responsibility of the management of Reed Elsevier PLC and Reed Elsevier NV. Our responsibility is to express an opinion on these combined financial statements and the related financial statement schedule based on our audits.

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

In our opinion, such combined financial statements present fairly, in all material respects, the financial position of the combined businesses as at December 31, 2003 and 2002, and the results of their operations and their cash flows for the three years ended December 31, 2003 in conformity with accounting principles generally accepted in the United Kingdom. Also, in our opinion, such financial statement schedule, when considered in relation to the related combined financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

Accounting principles generally accepted in the United Kingdom vary in significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of net income for each of the three years ended December 31, 2003, and the determination of shareholders’ funds at December 31, 2003 and 2002, to the extent summarised in note 29 to the combined financial statements.

DELOITTE & TOUCHE LLP Chartered Accountants & Registered Auditors London, England February 18, 2004	DELOITTE ACCOUNTANTS Amsterdam, The Netherlands February 18, 2004

F – 3

Return to contents REED ELSEVIER COMBINED PROFIT AND LOSS ACCOUNT FOR THE YEAR ENDED DECEMBER 31, 2003
		2003	2002	2001
	Note	£m	£m	£m

Turnover
Including share of turnover of joint ventures		5,006	5,094	4,627
Less: share of turnover of joint ventures		(81)	(74)	(67)

	3	4,925	5,020	4,560
Continuing operations before acquisitions		4,845	5,020	4,560
Acquisitions		80	—	—
Cost of sales	4	(1,764)	(1,794)	(1,611)

Gross profit		3,161	3,226	2,949
Operating expenses	4	(2,516)	(2,736)	(2,570)
Before amortisation and exceptional items		(2,002)	(2,113)	(1,974)
Amortisation of goodwill and intangible assets		(442)	(524)	(498)
Exceptional items	8	(72)	(99)	(98)

Operating profit (before joint ventures)	645	490	379
Continuing operations before acquisitions	659	490	379
Acquisitions	(14)	—	—
Share of operating profit of joint ventures		16	17	12

Operating profit including joint ventures	3, 7	661	507	391
Non operating exceptional items
Net profit/(loss) on disposal of businesses and fixed asset investments	8	26	(12)	26

Profit on ordinary activities before interest		687	495	417
Net interest expense	9	(168)	(206)	(142)

Profit on ordinary activities before taxation		519	289	275
Tax on profit on ordinary activities	10	(183)	(107)	(148)

Profit on ordinary activities after taxation		336	182	127
Minority interests		(2)	(1)	(1)

Profit attributable to parent companies’ shareholders	27	334	181	126
Equity dividends paid and proposed	11	(304)	(282)	(269)

Retained profit/(loss) taken to combined reserves		30	(101)	(143)

The accompanying notes on pages F-8 to F-41 are an integral part of these combined financial statements

F – 4

Return to contents REED ELSEVIER COMBINED CASH FLOW STATEMENT FOR THE YEAR ENDED DECEMBER 31, 2003
	Note	2003 £m	2002 £m	2001 £m

Net cash inflow from operating activities before exceptional items	12	1,163	1,154	1,163
Payments relating to exceptional items charged to operating profit	8	(98)	(119)	(97)

Net cash inflow from operating activities		1,065	1,035	1,066

Dividends received from joint ventures	16	14	13	12

Interest and similar income received		17	25	113
Interest and similar charges paid		(194)	(230)	(227)

Returns on investments and servicing of finance		(177)	(205)	(114)

Taxation before exceptional items		(182)	(154)	(178)
Exceptional items	8	36	20	141

Taxation		(146)	(134)	(37)

Purchase of tangible fixed assets		(155)	(163)	(175)
Purchase of fixed asset investments		(7)	(5)	(59)
Proceeds from sale of tangible fixed assets		6	6	6
Exceptional proceeds from disposal of fixed asset investments	8	19	118	—

Capital expenditure and financial investment		(137)	(44)	(228)

Acquisitions	13	(258)	(184)	(2,236)
Exceptional net proceeds/(costs) from disposal of businesses	8	77	(12)	96

Acquisitions and disposals		(181)	(196)	(2,140)

Equity dividends paid to shareholders of the parent companies		(292)	(273)	(255)

Cash inflow/(outflow) before changes in short term investments and financing		146	196	(1,696)

(Increase)/decrease in short term investments	12	(165)	(55)	1,169
Financing	12	(86)	(69)	537

(Decrease)/increase in cash	12	(105)	72	10

Short term investments include deposits of under one year if the maturity or notice period exceeds 24 hours, commercial paper investments and interest bearing securities that can be realised without significant loss at short notice.

The accompanying notes on pages F-8 to F-41 are an integral part of these combined financial statements

F – 5

Return to contents REED ELSEVIER COMBINED BALANCE SHEET AS AT DECEMBER 31, 2003
	Note	2003 £m	2002 £m

Fixed assets
Goodwill and intangible assets	14	5,153	5,814
Tangible fixed assets	15	482	484
Investments	16	101	121
Investments in joint ventures:
Share of gross assets		118	132
Share of gross liabilities		(58)	(70)

Share of net assets		60	62
Other investments	28	41	59

		5,736	6,419

Current assets
Inventories and pre-publication costs	17	526	500
Debtors - amounts falling due within one year	18	1,044	923
Debtors - amounts falling due after more than one year	19	249	321
Cash and short term investments	20	638	570

		2,457	2,314
Creditors: amounts falling due within one year	21	(3,474)	(3,629)

Net current liabilities		(1,017)	(1,315)

Total assets less current liabilities		4,719	5,104
Creditors: amounts falling due after more than one year	22	(2,105)	(2,270)
Provisions for liabilities and charges	25	(168)	(187)
Minority interests		(12)	(7)

Net assets		2,434	2,640

Capital and reserves
Combined share capitals		190	187
Combined share premium accounts		1,784	1,708
Combined shares held in treasury		(37)	(19)
Combined reserves		497	764

Combined shareholders’ funds	27	2,434	2,640

The accompanying notes on pages F-8 to F-41 are an integral part of these combined financial statements

F – 6

Return to contents REED ELSEVIER COMBINED STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES FOR THE YEAR ENDED DECEMBER 31, 2003
	2003	2002	2001
	£m	£m	£m

Profit attributable to parent companies’ shareholders	334	181	126
Exchange translation differences	(232)	(187)	(3)

Total recognised gains and losses for the year	102	(6)	123

COMBINED SHAREHOLDERS’ FUNDS RECONCILIATION FOR THE YEAR ENDED DECEMBER 31, 2003
	Note	2003 £m	2002 £m	2001 £m

Profit attributable to parent companies’ shareholders		334	181	126
Equity dividends paid and proposed		(304)	(282)	(269)
Issue of ordinary shares, net of expenses		14	30	22
Increase in shares held in treasury		(18)	(1)	(18)
Exchange translation differences		(232)	(187)	(3)

Net decrease in combined shareholders’ funds		(206)	(259)	(142)
Combined shareholders’ funds at January 1,		2,640	2,899	3,041
As originally reported		2,659	2,917	3,041
Prior year adjustment in relation to presentation of shares held in treasury	28	(19)	(18)	—

Combined shareholders’ funds at December 31,	2,434	2,640	2,899

The accompanying notes on pages F-8 to F-41 are an integral part of these combined financial statements

F – 7

Return to contents

REED ELSEVIER
NOTES TO THE COMBINED FINANCIAL STATEMENTS

1. Basis of preparation
These financial statements are presented under the historical cost convention and in accordance with applicable UK Generally Accepted Accounting Principles (“GAAP”). Prior to 2003, the financial statements were presented in accordance with both UK and Dutch GAAP. Following changes to Dutch GAAP effective for the 2003 financial year in respect of the presentation of dividends and pension accounting, UK and Dutch GAAP have diverged such that the Reed Elsevier accounting policies no longer accord with Dutch GAAP. Under Article 362.1 of Book 2 Title 9 of the Netherlands Civil Code, UK GAAP may be adopted by Dutch companies with international operations for the preparation of financial statements and, accordingly, UK GAAP has been so adopted ensuring consistency with the prior year of the accounting policies applied in the combined financial statements.

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

Balance sheet items are translated at year end exchange rates and profit and loss account and cash flow items are translated at average exchange rates. Exchange translation differences on foreign equity investments and the related foreign currency net borrowings and on differences between balance sheet and profit and loss account rates are taken to reserves.

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

Pensions
The expected costs of pensions in respect of defined benefit pension schemes are charged to the profit and loss account so as to spread the cost over the service lives of employees in the schemes. Actuarial surpluses and deficits are allocated over the average expected remaining service lives of employees. Pension costs are assessed in accordance with the advice of qualified actuaries. For defined contribution schemes, the profit and loss account charge represents contributions payable.

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

F – 8

2. Accounting policies – (continued)
Acquired goodwill and intangible assets are capitalised and amortised systematically over their estimated useful lives up to a maximum of 40 years, subject to annual impairment review. For the majority of acquired goodwill and intangible assets, the maximum estimated useful life is 20 years, which is the rebuttable presumption under UK GAAP. In view of the longevity of certain of the goodwill and intangible assets relating to acquired science and medical and educational publishing businesses, this presumption has been rebutted in respect of these assets and a maximum estimated useful life of 40 years determined. The longevity of these assets is evidenced by their long established and well regarded brands and imprints, and their characteristically stable market positions.

Intangible assets comprise publishing rights and titles, databases, exhibition rights and other intangible assets, which are stated at fair value on acquisition and are not subsequently revalued.

Tangible fixed assets
Tangible fixed assets are stated in the balance sheet at cost less accumulated depreciation. No depreciation is provided on freehold land.

Freehold buildings and long leases are depreciated over their estimated useful lives up to a maximum of 50 years. Short leases are written off over the duration of the lease. Plant, equipment and computer systems are depreciated on a straight line basis at rates from 5%-33%.

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

Prior year adjustment
Following the issuance of UITF38: Accounting for ESOP Trusts in December 2003, shares held in the parent companies by the Reed Elsevier Group plc Employee Benefit Trust, previously included within other fixed asset investments, are now presented as shares held in treasury and deducted within combined shareholders’ funds. Prior year comparatives have been restated accordingly.

F – 9

3. Segment analysis
Reed Elsevier provide products and services that are organised to serve four business segments. Internal reporting reflects this structure. The four reportable segments are described in “Item 4: Information on Reed Elsevier — Business Overview”.

In accordance with SFAS 131: Disclosures about Segments of an Enterprise and Related Information, the segmental information includes adjusted operating profit, a key financial measure used by management to evaluate performance and allocate resource. Adjusted operating profit represents operating profit before amortisation of goodwill and intangible assets and exceptional items. A reconciliation of adjusted operating profit to operating profit is included in the information below.

Analysis by business segment

	2003 £m	2002 £m	2001 £m

Turnover
Science & Medical	1,381	1,295	1,024
Legal	1,318	1,349	1,330
Education	898	993	579
Business	1,328	1,383	1,627

Total	4,925	5,020	4,560

Operating profit
Science & Medical	375	294	210
Legal	95	61	59
Education	91	102	95
Business	100	50	27

Total	661	507	391

Adjusted operating profit
Science & Medical	467	429	344
Legal	301	287	267
Education	174	183	132
Business	236	234	247

Total	1,178	1,133	990

Depreciation
Science & Medical	30	27	23
Legal	61	62	62
Education	13	13	7
Business	30	34	40

Total	134	136	132

Amortisation
Science & Medical	72	101	106
Legal	185	197	191
Education	63	71	35
Business	125	158	169

Total (including share of joint ventures)	445	527	501

Total assets
Science & Medical	2,215	2,237	2,483
Legal	2,319	2,553	2,891
Education	1,582	1,786	2,061
Business	1,343	1,445	1,724

Total	7,459	8,021	9,159

F – 10

3. Segment analysis – (continued)
	2003 £m	2002 £m	2001 £m

Capital expenditure
Science & Medical	46	36	35
Legal	83	84	89
Education	14	20	14
Business	25	39	40

Total	168	179	178

Capital employed
Science & Medical	1,476	1,550	1,713
Legal	1,985	2,192	2,512
Education	1,390	1,569	1,714
Business	763	834	1,075

Total	5,614	6,145	7,014

Reconciliation of capital employed to combined shareholders’ funds
Capital employed	5,614	6,145	7,014
Taxation	(549)	(528)	(634)
Dividends and net interest	(247)	(238)	(229)
Net borrowings	(2,372)	(2,732)	(3,229)
Minority interests	(12)	(7)	(5)

Combined shareholders’ funds	2,434	2,640	2,917

The analysis of total assets excludes corporate assets of £734 million (2002: £731 million; 2001: £679 million). Corporate assets are principally cash balances and short term investments, of which the principal amounts are £373 million in the United Kingdom, £140 million in the Rest of Europe and £116 million in the Netherlands, and deferred taxation assets of £96 million (2002: £161 million; 2001: £244 million). Included in total assets is the cost of investment in joint ventures of £60 million (2002: £62 million; 2001: £66 million), which includes £26m (2002: £24 million; 2001: £22 million) in the Legal segment and £34 million (2002: £38 million; 2001: £44 million) relating to the Business segment.

Turnover is analysed before the £81 million (2002: £74 million; 2001: £67 million) share of joint ventures’ turnover, of which £20 million (2002: £17 million; 2001: £17 million) relates to the Legal segment, principally to Giuffrè, and £61 million (2002: £57 million; 2001: £50 million) relates to the Business segment, principally to exhibition joint ventures. Share of operating profit in joint ventures of £16 million (2002: £17 million; 2001: £12 million) comprises £5 million (2002: £5 million; 2001: £3 million) relating to the Legal segment and £11 million (2002: £12 million; 2001: £9 million) relating to the Business segment. Within prior years total assets and capital employed, goodwill of £183 million at December 31, 2002 and £207 million at December 31, 2001 arising on the Harcourt acquisition has been reclassified from the Education segment to the Science & Medical segment.

Adjusted operating profit is derived from operating profit as follows:

	2003 £m	2002 £m	2001 £m

Operating profit including joint ventures	661	507	391
Adjustments:
Amortisation of goodwill and intangible assets (including joint ventures)	445	527	501
Exceptional items:
Reorganisation costs (see note 8)	23	42	35
Acquisition related costs (see note 8)	49	57	63

Adjusted operating profit	1,178	1,133	990

F – 11

3. Segment analysis – (continued) Analysis by geographical origin
	2003 £m	2002 £m	2001 £m

Turnover
North America	2,822	3,158	2,695
United Kingdom	823	782	795
The Netherlands	502	419	416
Rest of Europe	541	456	445
Rest of world	237	205	209

Total	4,925	5,020	4,560

Operating profit
North America	225	142	47
United Kingdom	168	129	154
The Netherlands	162	153	129
Rest of Europe	73	55	51
Rest of world	33	28	10

Total	661	507	391

Adjusted operating profit
North America	603	616	482
United Kingdom	210	190	207
The Netherlands	189	169	163
Rest of Europe	136	119	108
Rest of world	40	39	30

Total	1,178	1,133	990

Total assets
North America	5,473	6,350	7,552
United Kingdom	1,223	1,092	1,016
The Netherlands	452	351	327
Rest of Europe	903	839	818
Rest of world	141	120	125

Total	8,192	8,752	9,838

Capital employed
North America	4,639	5,190	6,021
United Kingdom	432	481	553
The Netherlands	2	(22)	(53)
Rest of Europe	516	475	460
Rest of world	25	21	33

Total	5,614	6,145	7,014

Analysis by geographical market
Turnover
North America	2,921	3,152	2,765
United Kingdom	551	545	557
The Netherlands	207	207	224
Rest of Europe	695	611	587
Rest of world	551	505	427

Total	4,925	5,020	4,560

F – 12

4. Cost of sales and operating expenses
	2003

	Before amortisation and exceptional items £m	Amortisation of goodwill and intangible assets £m	Exceptional items £m	Total £m

Cost of sales
Continuing operations	1,733	—	—	1,733
Acquisitions	31	—	—	31

Total	1,764	—	—	1,764

Distribution and selling costs
Continuing operations	1,036	—	—	1,036
Acquisitions	14	—	—	14

	1,050	—	—	1,050

Administrative expenses
Continuing operations	933	418	66	1,417
Acquisitions	19	24	6	49

	952	442	72	1,466

Operating expenses
Continuing operations	1,969	418	66	2,453
Acquisitions	33	24	6	63

Total	2,002	442	72	2,516

	2002

	Before amortisation and exceptional items £m	Amortisation of goodwill and intangible assets £m	Exceptional items £m	Total £m

Cost of sales
Continuing operations	1,794	—	—	1,794
Acquisitions	—	—	—	—

Total	1,794	—	—	1,794

Distribution and selling costs
Continuing operations	1,117	—	—	1,117
Acquisitions	—	—	—	—

	1,117	—	—	1,117

Administrative expenses
Continuing operations	996	524	99	1,619
Acquisitions	—	—	—	—

	996	524	99	1,619

Operating expenses
Continuing operations	2,113	524	99	2,736
Acquisitions	—	—	—	—

Total	2,113	524	99	2,736

F – 13

4. Cost of sales and operating expenses – (continued)
	2001

	Before amortisation and exceptional items £m	Amortisation of goodwill and intangible assets £m	Exceptional items £m	Total £m

Cost of sales
Continuing operations	1,611	—	—	1,611
Acquisitions	—	—	—	—

Total	1,611	—	—	1,611

Distribution and selling costs
Continuing operations	1,028	—	—	1,028
Acquisitions	—	—	—	—

	1,028	—	—	1,028

Administrative expenses
Continuing operations	946	498	98	1,542
Acquisitions	—	—	—	—

	946	498	98	1,542

Operating expenses
Continuing operations	1,974	498	98	2,570
Acquisitions	—	—	—	—

Total	1,974	498	98	2,570

5. Personnel

Number of people employed	At December 31,		Average during the year

	2003	2002	2003	2002	2001

Business segment
Science & Medical	6,800	6,400	6,700	6,400	5,200
Legal	12,800	13,300	13,100	13,300	12,700
Education	5,300	5,600	5,400	5,800	3,400
Business	10,100	10,800	10,400	11,300	13,300

Total	35,000	36,100	35,600	36,800	34,600

Geographical location
North America	19,600	20,700	20,200	21,300	18,900
United Kingdom	5,900	6,000	5,900	6,100	6,100
The Netherlands	2,700	2,800	2,700	2,800	3,000
Rest of Europe	3,900	3,800	3,900	3,800	3,700
Rest of world	2,900	2,800	2,900	2,800	2,900

Total	35,000	36,100	35,600	36,800	34,600

F – 14

6. Pension schemes

A number of pension schemes are operated around the world. The major schemes are of the defined benefit type with assets held in separate trustee administered funds. The two largest schemes, which cover the majority of employees, are in the UK and US. The main UK scheme was subject to a triennial valuation by Watson Wyatt Partners as at April 5, 2003. The main US scheme is valued annually and was subject to a valuation by Towers Perrin as at January 1, 2003.

The principal valuation assumptions for the main UK scheme were:

Actuarial method	Projected unit method
Annual rate of return on investments	6.8%
Annual increase in total pensionable remuneration	4.5%
Annual increase in present and future pensions in payment	2.5%

The principal valuation assumptions used for the US scheme were a rate of return on investments of 7.75%, increase in pensionable remuneration of 4.5%, and increase in present and future pensions in payment of 3.0%, applied under the projected unit method.

The actuarial values placed on scheme assets under SSAP24 as at their last valuation date were sufficient to cover 113% and 104% of the benefits that had accrued to members of the main UK and US schemes, respectively. Actuarial surpluses are spread as a level amount over the average remaining service lives of employees. The actuarial values of the schemes’ assets as at the valuation dates, excluding assets held in respect of members’ additional voluntary contributions, were £1,350 million and £260 million in respect of the UK and US schemes respectively.

Assessments for accounting purposes in respect of other funded schemes, including the Netherlands scheme, have been carried out by external qualified actuaries using prospective benefit methods. The actuarial value of assets of the schemes approximated to the aggregate benefits that had accrued to members, after allowing for expected future increases in pensionable remuneration and pensions in course of payment. The assets of the Netherlands scheme as at December 31, 2003 were sufficient to cover 101% of the actuarial value placed on the benefits that had accrued to the members of the scheme as at that date.

The liabilities in respect of unfunded schemes have been determined by actuaries. As at December 31, 2003 £52 million (2002: £52 million) has been provided for within creditors.

The net pension charge was £59 million (2002: £59 million; 2001: £39 million). Pension contributions made in the year amounted to £49 million (2002: £47 million; 2001: £39 million). The net SSAP24 charge on the main UK scheme comprises a regular cost of £23 million (2002: £27 million; 2001: £24 million), less amortisation of the net actuarial surplus of £13 million (2002: £24 million; 2001: £24 million). Based on the advice of the scheme actuaries, and with the agreement of the scheme trustees, no employer contributions have been made to the main UK scheme in 2003 (2002: nil) and, with effect from January 1, 2004, employer contributions will be made at a rate of 5% of pensionable salaries until the next triennial valuation in 2006. A prepayment of £115 million (2002: £125 million; 2001: £128 million) is included in debtors falling due after more than one year, representing the excess of the net pension credit to the profit and loss account since 1988 over the amounts funded to the main UK scheme.

Pension costs are accounted for in accordance with the UK accounting standard, SSAP24. A new UK financial reporting standard, FRS17: Retirement Benefits, requires additional information to be disclosed based on methodologies set out in the standard which are different from those used under SSAP24 and by the scheme actuaries in determining funding arrangements.

The assumed rates of return on scheme assets, the fair value of those assets and the present value of the scheme liabilities based on the methodologies and presentation prescribed by FRS17 were as follows:

	Main UK Scheme		Aggregate of Schemes

2003	Assumed rate of return on assets	£m	Assumed rate of return on assets	£m

Equities	7.8%	1,050	8.0%	1,341
Bonds	4.8%	442	5.0%	639
Other	4.3%	38	4.6%	50

Total fair value of assets		1,530		2,030
Present value of scheme liabilities		(1,588)		(2,281)

Net deficit		(58)		(251)
Related deferred tax		17		84

Net pension liability		(41)		(167)

F – 15

6. Pension schemes – (continued)
	Main UK Scheme		Aggregate of Schemes

2002	Assumed rate of return on assets	£m	Assumed rate of return on assets	£m

Equities	9.0%	825	9.0%	1,068
Bonds	4.5%	487	4.9%	670
Other	3.8%	45	3.8%	53

Total fair value of assets		1,357		1,791
Present value of scheme liabilities		(1,305)		(1,928)

Net surplus/(deficit)		52		(137)
Related deferred tax		(16)		50

Net pension asset/(liability)		36		(87)

At December 31, 2003, the aggregate net deficit in respect of the defined benefit schemes under FRS17 comprised £189 million (2002: £66 million) in respect of funded schemes and liabilities of £62 million (2002: £71 million) in respect of unfunded schemes, of which £52 million (2002: £52 million) is provided for within creditors under SSAP24.

At December 31, 2001, for the aggregate of schemes, the fair value of equities, bonds and assets, and the related assumed rates of return for those asset classes were £1,267 million, £721 million and £81 million and 7.7%, 5.5% and 4.0% respectively.

The movement in the net FRS17 surplus/(deficit) before taxation during the year was as follows:

	Main UK Scheme	Aggregate of Schemes
	£m	£m

Net surplus/(deficit) in schemes at beginning of the year	52	(137)
Movement in the year:
Total operating charge	(32)	(65)
Contributions	—	38
Finance income	23	17
Actuarial loss	(101)	(113)
Exchange translation differences	—	9

Net deficit in schemes at end of the year	(58)	(251)

The principal assumptions made in valuing pension scheme liabilities for the purposes of FRS17 were:
	Main UK Scheme		Aggregate of Schemes

	2003	2002	2003	2002

Inflation	2.8%	2.3%	2.9%	2.5%
Rate of increase in salaries	4.8%	4.3%	4.4%	4.2%
Rate of increase in pensions in payment	2.8%	2.3%	2.8%	2.5%
Discount rate	5.5%	5.7%	5.6%	5.9%

The combined profit and loss reserves as at December 31, 2003 of £497 million (2002: £764 million) would have been £285 million (2002: £623 million), had the accounting methodologies of FRS17 been applied in the 2003 and 2002 financial years.

F – 16

6. Pension schemes – (continued)

The operating charge, the amount credited to other finance income and the amounts recognised in the statement of total recognised gains and losses in the financial year based on the methodologies and presentation prescribed by FRS17 would have been as follows:

	Main UK Scheme	Aggregate of Schemes
2003	£m	£m

Charged to operating profit
Current service cost	(32)	(76)
Past service cost	—	11

Total operating charge	(32)	(65)

Credited to other finance income
Expected return on pension scheme assets	96	131
Interest on pension scheme liabilities	(73)	(114)

Net return	23	17

Amounts recognised in the statement of total recognised gains and losses
Actual return less expected return on pension scheme assets	125	153
Experience losses arising on the scheme liabilities	(57)	(96)
Changes in assumptions underlying the present value of the scheme liabilities	(169)	(170)

Actuarial loss	(101)	(113)

	Main UK Scheme	Aggregate of Schemes
2002	£m	£m

Charged to operating profit
Current service cost	(34)	(75)
Past service cost	—	—

Total operating charge	(34)	(75)

Credited to other finance income
Expected return on pension scheme assets	97	137
Interest on pension scheme liabilities	(72)	(107)

Net return	25	30

Amounts recognised in the statement of total recognised gains and losses
Actual return less expected return on pension scheme assets	(254)	(352)
Experience losses arising on the scheme liabilities	(21)	(13)
Changes in assumptions underlying the present value of the scheme liabilities	86	43

Actuarial loss	(189)	(322)

F – 17

6. Pension schemes – (continued)

The difference between the actual and expected returns on scheme assets, the experience losses arising on scheme liabilities, and the total actuarial loss that would have been recognised under FRS17 in the statement of total recognised gain and losses, expressed as a percentage of scheme assets and liabilities as appropriate, were as follows:

	Main UK Scheme		Aggregate of Schemes

	2003	2002	2003	2002

Actual return less expected return on scheme assets, as a percentage of scheme assets	8%	–19%	8%	–20%
Experience losses arising on scheme liabilities, as a percentage of the present value of scheme liabilities	4%	2%	4%	1%
Total actuarial loss that would have been recognised in the statement of total recognised gains and losses, as a percentage of the present value of the scheme liabilities	6%	14%	5%	17%

7. Operating profit Operating profit is stated after the following:
	2003 £m	2002 £m	2001 £m

Hire of plant and machinery	9	12	7
Other operating lease rentals	94	87	87
Depreciation (including £7m (2002: £6 million; 2001: £4 million) in respect of assets held under finance leases)	134	136	132

Amortisation of goodwill and intangible assets	442	524	498
Amortisation of goodwill and intangible assets in joint ventures	3	3	3

Total amortisation	445	527	501

Staff costs
Wages and salaries	1,255	1,277	1,207
Social security costs	136	127	119
Pensions (see note 6)	59	59	39

Total staff costs	1,450	1,463	1,365

Auditors’ remuneration
For audit services	2.5	2.3	2.5
For non audit services	2.1	3.6	3.4

Auditors’ remuneration for non audit services comprises £0.8 million (2002: £0.7 million; 2001: £1.3 million) for audit related services, £0.6 million (2002: £1.4 million; 2001: £1.4 million) for due diligence and other transaction related services, £0.6 million (2002: £0.7 million; 2001: £0.6 million) for tax compliance and advisory work, and £0.1 million (2002: £0.8 million; 2001: £0.1 million) for other non audit services. Included in auditors’ remuneration for non audit services is £0.4 million (2002: £0.7 million; 2001: £1.0 million) paid to Deloitte & Touche LLP and its associates in the UK.

Information on directors’ remuneration, share options, longer term incentive plans, pension contributions and entitlements is given in Item 6: Directors, Senior Management and Employees.

8. Exceptional items

	2003 £m	2002 £m	2001 £m

Reorganisation costs (i)	(23)	(42)	(35)
Acquisition related costs (ii)	(49)	(57)	(63)

Charged to operating profit	(72)	(99)	(98)
Net profit/(loss) on disposal of businesses and fixed asset investments (iii)	26	(12)	26

Exceptional charge before tax	(46)	(111)	(72)
Net tax credit (iv)	84	122	81

Total exceptional credit	38	11	9

F – 18

8. Exceptional items – (continued)
(i)

Reorganisation costs in 2003 relate to employee severance, principally in the Legal and Business segments. Reorganisation costs in 2002 relate to employee severances, including the elimination of over 1,500 positions, principally in the Legal and Business segments. Reorganisation costs in 2001 related to headcount reduction, principally in the Business division, and comprise employee severance.

(ii)

Acquisition related costs in 2003 include employee severance and property rationalisation costs arising on the further integration and rationalisation of Harcourt and on other recent acquisitions. Acquisition related costs in 2002 relate to employee severance and property rationalisation costs arising on the integration and rationalisation of Harcourt and other recent acquisitions. Acquisition related costs in 2001 include employee severance and property rationalisation costs arising on the integration of Harcourt and other recent acquisitions, and £9 million of exceptional costs relating to the financing of the tender offer.

(iii)

The net profit on disposal of businesses and fixed asset investments in 2003 relates principally to a profit on sale of LexisNexis Document Solutions less losses on other disposals and on fixed asset investments. The net loss on disposal of businesses and fixed asset investments in 2002 relates to the sale and closure of businesses in the Business segment, partly offset by a net gain on disposal of fixed asset investments, comprising a £21 million profit on sale of investments acquired on the acquisition of Harcourt General, Inc, less a £17 million loss on other fixed asset investments. The net profit on disposal of businesses in 2001 related primarily to the disposals of OAG Worldwide, Cahners Travel Group, Bowker and certain training businesses in the Netherlands.

(iv)

The net tax credit in 2003 and 2002 arises principally in respect of prior year disposals and tax relief related to restructuring and acquisition integration costs. The net tax credit in 2001 includes taxes recoverable in respect of disposals and prior period reorganisation costs.

Cash flows in respect of exceptional items were as follows:
	2003 £m	2002 £m	2001 £m

Reorganisation costs	(51)	(56)	(41)
Acquisition related costs	(47)	(63)	(51)
Other	—	—	(5)

Exceptional operating cash outflow	(98)	(119)	(97)
Net proceeds from disposal of businesses and fixed asset investments	96	106	96

Exceptional cash outflow before tax	(2)	(13)	(1)
Exceptional tax cash inflow	36	20	141

Total exceptional cash inflow	34	7	140

9. Net interest expense
	2003 £m	2002 £m	2001 £m

Interest receivable and similar income	18	24	107
Interest payable and similar charges
Promissory notes and bank loans	(46)	(76)	(102)
Other loans	(139)	(152)	(90)
Other interest and similar charges	(1)	(2)	(57)

Total	(168)	(206)	(142)

F – 19

10. Tax on profit on ordinary activities
	2003 £m	2002 £m	2001 £m

Current tax
United Kingdom	2	(6)	62
The Netherlands	58	62	79
Rest of world	57	(14)	81

Total current tax	117	42	222
Deferred tax
Origination and reversal of timing differences	60	58	25
Changes in recoverable amounts of deferred tax assets	—	—	(104)

Sub-total	177	100	143
Share of tax attributable to joint ventures	6	7	5

Total	183	107	148

The tax charges as a proportion of profit before tax were increased due to non tax-deductible amortisation and, in 2003 and 2002, reduced by exceptional tax credits arising on prior year disposals.

A reconciliation of the notional current tax charge based on average standard rates of tax (weighted in proportion to accounting profits) to the actual current tax charge is set out below:

	2003 £m	2002 £m	2001 £m

Profit on ordinary activities before tax	519	289	275

Tax at average standard rates	152	79	62
Net impact of amortisation of goodwill and intangible assets	108	109	119
Prior year disposals	(76)	(100)	—
Permanent differences and other items	(7)	12	66
Origination and reversal of timing differences	(60)	(58)	(25)

Current tax charge	117	42	222

11. Equity dividends paid and proposed

	2003 £m	2002 £m	2001 £m

Reed Elsevier PLC	152	143	132
Reed Elsevier NV	152	139	137

Total	304	282	269

Dividends comprise a total dividend for Reed Elsevier PLC of 12.0p (2002: 11.2p; 2001: 10.5p) per ordinary share and a total dividend for Reed Elsevier NV of €0.30 (2002: €0.30; 2001: €0.30) per ordinary share.

Dividends paid to Reed Elsevier PLC and Reed Elsevier NV shareholders are equalised at the gross level inclusive of the UK tax credit of 10% received by certain Reed Elsevier PLC shareholders.

F – 20

12. Cash flow statement
	2003 £m	2002 £m	2001 £m

Reconciliation of operating profit to net cash inflow from operating activities
Operating profit (before joint ventures)	645	490	379
Exceptional charges to operating profit (see note 8)	72	99	98

Operating profit before exceptional items	717	589	477

Amortisation of goodwill and intangible assets	442	524	498
Depreciation	134	136	132

Total non cash items	576	660	630

Increase in inventories and pre-publication costs	(51)	(51)	(48)
(Increase)/decrease in debtors	(112)	(12)	156
Increase/(decrease) in creditors	33	(32)	(52)

Movement in working capital	(130)	(95)	56

Net cash inflow from operating activities before exceptional items	1,163	1,154	1,163
Payments relating to exceptional items charged to operating profit (see note 8)	(98)	(119)	(97)

Net cash inflow from operating activities	1,065	1,035	1,066

	2003 £m	2002 £m	2001 £m

Acquisitions
Purchase of businesses (see note 13)	(223)	(90)	(3,222)
Net proceeds from on-sale of Harcourt Higher Education and Corporate & Professional Services businesses	—	—	1,185
Payment of Harcourt change of control and other non operating liabilities assumed	(23)	(76)	(156)
Deferred consideration of prior year acquisitions	(12)	(18)	(43)

Total	(258)	(184)	(2,236)

	2003 £m	2002 £m	2001 £m

Financing
Net movement in promissory notes and bank loans	(46)	(74)	(454)
Repayment of other loans	(118)	(173)	(84)
Issuance of other loans	94	162	1,069
Repayment of finance leases	(12)	(10)	(5)

	(82)	(95)	526
Issue of ordinary shares	14	30	11
Purchase of treasury shares	(18)	(4)	—

Total	(86)	(69)	537

The issuance of other loans in 2003 and 2002 relates to term debt raised by a subsidiary of Elsevier Reed Finance BV. The issuance of other loans in 2001 related primarily to global notes issued by a wholly owned US subsidiary of Reed Elsevier Group plc, comprising $550 million 6.125% notes due in 2006, €500 million 5.750% notes due in 2008, and $550 million 6.750% notes due in 2011.

The repayment of other loans in 2003 relates primarily to the maturity of a $125 million Private Placement and the redemption of subordinated debentures with a nominal value of $39 million. The repayment of other loans in 2002 relates to $150 million of Public Notes which matured in the year and the repurchase of Public Notes with a nominal value of $110 million. The repayment of other loans in 2001 related primarily to the repurchase of Public Notes with a nominal value of $97 million.

F – 21

12. Cash flow statement – (continued)
	Cash £m	Short term investments £m	Borrowings £m	Total £m

Reconciliation of net borrowings
Net borrowings at December 31, 2001	96	339	(3,664)	(3,229)

Increase in cash	72	—	—	72
Increase in short term investments	—	55	—	55
Decrease in borrowings	—	—	95	95

Change in net borrowings resulting from cash flows	72	55	95	222

Inception of finance leases	—	—	(16)	(16)
Exchange translation differences	1	7	283	291

Net borrowings at December 31, 2002	169	401	(3,302)	(2,732)

Decrease in cash	(105)	—	—	(105)
Increase in short term investments	—	165	—	165
Decrease in borrowings	—	—	82	82

Change in net borrowings resulting from cash flows	(105)	165	82	142

Borrowings in acquired businesses	—	—	(9)	(9)
Inception of finance leases	—	—	(13)	(13)
Exchange translation differences	4	4	232	240

Net borrowings at December 31, 2003	68	570	(3,010)	(2,372)

Net borrowings comprise cash and short term investments, loan capital, finance leases, promissory notes and bank and other loans and are analysed further in notes 20 to 23 and 29.

13. Acquisitions
Acquisitions in 2003
During the year a number of acquisitions were made for a total consideration amounting to £226 million, including £3 million deferred to future years and after taking account of net cash acquired of £9 million. The most significant acquisitions were the Holtzbrinck STM business in Germany, and, in the US, Applied Discovery Inc and the public records business of Dolon Media Company.

The net assets of the businesses acquired are incorporated at their fair value to the combined businesses. The fair values of the consideration given and the assets and liabilities acquired are summarised below:

	Book value on acquisition £m	Fair value adjustments £m	Fair value £m

Goodwill	—	93	93
Intangible fixed assets	28	108	136
Tangible fixed assets	4	(1)	3
Current assets	44	—	44
Current liabilities	(42)	1	(41)
Borrowings	(9)	—	(9)

Net assets acquired	25	201	226

Consideration (after taking account of £9m net cash acquired)			226
Less: deferred to future years			(3)

Net cash flow			223

F – 22

13. Acquisitions – (continued)

The fair value adjustments in relation to the acquisitions made in 2003 relate principally to the valuation of intangible assets to conform with Reed Elsevier accounting policies. Goodwill represents the excess of the consideration over the net tangible and intangible assets acquired. The businesses acquired in 2003 contributed £80 million to turnover, a loss of £14 million to operating profit, including amortisation of goodwill and intangible assets of £24 million and exceptional items of £6 million, and £15 million to net cash inflow from operating activities for the part year under Reed Elsevier ownership.

Acquisitions in 2002
In the year ended December 31, 2002 a number of acquisitions were made for a total consideration amounting to £99 million, after taking account of net cash acquired of £4 million. The most significant were MBO Verlag and Quickshaw Inc., in the Legal segment.

Acquisitions in 2001
In the year ended December 31, 2001, a number of acquisitions were made for a total consideration amounting to £3,242 million, after taking account of borrowings of £1,042 million and net cash acquired of £4 million. The most significant of these acquisitions was that of Harcourt General, Inc.

On July 12, 2001, Reed Elsevier Group plc acquired, through a US subsidiary, Reed Elsevier Inc., the whole of the common stock and Series A cumulative convertible stock of Harcourt General, Inc for $4.45 billion. On July 13, 2001, Reed Elsevier Inc. sold the Harcourt Higher Education business and the Corporate & Professional Services businesses (other than educational and clinical testing) to The Thomson Corporation for $2.06 billion before estimated tax payable of $0.5 billion. Harcourt debt on completion was approximately $1.5 billion. Following the on-sale, Reed Elsevier Inc, acquired Harcourt’s Science, Technical & Medical business and its Schools Education and Assessment businesses. The acquisition resulted in goodwill of approximately £1.3 billion, which reflected the excess of the consideration paid over the fair value of the net tangible and intangible assets other than goodwill acquired.

14. Goodwill and intangible assets

	Goodwill £m	Intangible assets £m	Total £m

Cost
At January 1, 2003	4,527	4,311	8,838
Acquisitions	93	136	229
Disposal of businesses	(62)	(74)	(136)
Exchange translation differences	(308)	(282)	(590)

At December 31, 2003	4,250	4,091	8,341

Accumulated amortisation
At January 1, 2003	1,717	1,307	3,024
Disposal of businesses	(53)	(48)	(101)
Charge for the year	257	185	442
Exchange translation differences	(108)	(69)	(177)

At December 31, 2003	1,813	1,375	3,188

Net book amount
At January 1, 2003	2,810	3,004	5,814
At December 31, 2003	2,437	2,716	5,153

At December 31, 2003, the weighted average remaining estimated useful life of goodwill and intangible assets was 24 years (2002: 25 years).

F – 23

15. Tangible fixed assets
	Land and buildings £m	Computer systems, plant and equipment £m	Total £m

Cost
At January 1, 2003	206	1,018	1,224
Acquisitions	—	3	3
Capital expenditure	3	165	168
Disposals	(13)	(46)	(59)
Exchange translation differences	(11)	(55)	(66)

At December 31, 2003	185	1,085	1,270

Accumulated depreciation
At January 1, 2003	77	663	740
Disposals	(7)	(36)	(43)
Charge for the year	7	127	134
Exchange translation differences	(5)	(38)	(43)

At December 31, 2003	72	716	788

Net book amount
At January 1, 2003	129	355	484
At December 31, 2003	113	369	482

At December 31, 2003 and 2002, all assets were included at cost. No depreciation was provided on freehold land. The net book amount of tangible fixed assets includes £29 million (2002: £24 million) in respect of assets held under finance leases.

16. Fixed asset investments

	Investments in joint ventures £m	Other investments £m	Total £m

At January 1, 2003 as originally reported	62	78	140
Prior year adjustment (see note 28)	—	(19)	(19)

At January 1, 2003 as restated	62	59	121
Share of attributable profit	13	—	13
Amortisation of goodwill and intangible assets	(3)	—	(3)
Dividends received from joint ventures	(14)	—	(14)
Additions	1	6	7
Transfers/disposals	—	(14)	(14)
Provided	—	(7)	(7)
Exchange translation differences	1	(3)	(2)

At December 31, 2003	60	41	101

The principal joint venture at December 31, 2003 is Giuffrè (an Italian legal publisher in which Reed Elsevier has a 40% shareholding).

The cost and net book amount of goodwill and intangible assets in joint ventures were £37 million and £19 million respectively (2002: £36 million and £21 million).

F – 24

17. Inventories and pre-publication costs
	2003 £m	2002 £m

Raw materials	13	15
Pre-publication costs	322	306
Finished goods	191	179

Total	526	500

18. Debtors — amounts falling due within one year
	2003 £m	2002 £m

Trade debtors	852	743
Other debtors	85	73
Prepayments and accrued income	107	107

Total	1,044	923

19. Debtors — amounts falling due after more than one year
	2003 £m	2002 £m

Trade debtors	8	9
Pension prepayment (see note 6)	115	125
Prepayments, accrued income and other debtors	30	26
Deferred taxation assets (see note 25)	96	161

Total	249	321

20. Cash and short term investments
	2003 £m	2002 £m

Cash at bank and in hand	68	169
Short term investments	570	401

Total	638	570

Short term investments include deposits of under one year if the maturity or notice period exceeds 24 hours, commercial paper investments and interest bearing securities that can be realised without significant loss at short notice.

21. Creditors: amounts falling due within one year

	2003 £m	2002 £m

Borrowings
Promissory notes and bank loans	1,180	1,279
Other loans	2	80
Obligations under finance leases (see note 24)	16	8

	1,198	1,367
Trade creditors	228	251
Other creditors	144	165
Taxation	323	328
Proposed dividends	226	205
Accruals and deferred income	1,355	1,313

Total	3,474	3,629

F – 25

22. Creditors: amounts falling due after more than one year
	2003 £m	2002 £m

Borrowings
Loans repayable:
Within one to two years	84	2
Within two to five years	1,067	903
After five years	654	1,016
Obligations under finance leases (see note 24)	7	14

	1,812	1,935
Other creditors	9	15
Taxation	229	269
Accruals and deferred income	55	51

Total	2,105	2,270

23. Financial instruments
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

Currency and interest rate profile of financial liabilities
The currency and interest rate profile of the aggregate financial liabilities of £3,074 million (2002: £3,391 million), after taking account of interest rate and currency derivatives, is set out below:

			Fixed rate financial liabilities

	Floating rate financial liabilities £m	Fixed rate financial liabilities £m	Weighted average interest rate	Weighted average term (years )

2003
US dollar	674	1,789	6.3%	6.0
Sterling	5	—	—	—
Euro	380	156	5.4%	2.8
Other currencies	70	—	—	—

Total	1,129	1,945	6.3%	5.8

			Fixed rate financial liabilities

	Floating rate financial liabilities £m	Fixed rate financial liabilities £m	Weighted average interest rate	Weighted average term (years )

2002
US dollar	478	2,307	6.5%	7.6
Sterling	19	—	—	—
Euro	363	143	5.6%	4.3
Other currencies	81	—	—	—

Total	941	2,450	6.4%	7.4

Included within fixed rate financial liabilities as at December 31, 2003 are £nil (2002: £78 million) of US dollar term debt and £421 million (2002: £281 million) of interest rate swaps and options denominated principally in US dollars that mature within one year.

F – 26

23. Financial instruments – (continued)
Currency and interest rate profile of financial assets
The currency and interest rate profile of the aggregate financial assets of £702 million (2002: £649 million), after taking account of interest rate swaps, is set out below:

	2003		2002

	Interest bearing financial assets £m	Non interest bearing financial assets £m	Interest bearing financial assets £m	Non interest bearing financial assets £m

US dollar	88	54	81	67
Sterling	326	—	207	—
Euro	192	6	246	5
Other currencies	32	4	36	7

Total	638	64	570	79

Non interest bearing financial assets reflect the prior year adjustment in respect of other investments, as described in note 28.

At December 31, 2003, there were interest rate swaps in place with a principal amount totalling £100 million (2002: £nil) and interest rate floors in place with a principal amount totalling £50 million (2002: £150 million) denominated in sterling that mature within one year.

Floating rate interest rates payable on US commercial paper are based on US dollar commercial paper rates. Other financial assets and liabilities bear interest by reference to LIBOR or other national LIBOR equivalent interest rates. Included within non interest bearing financial assets are £41 million (2002: £59 million) of investments denominated principally in sterling and US dollars which have no maturity date.

Forward starting interest rate derivatives
At December 31, 2003, agreements totalling £653 million (2002: £187 million) were in place to enter into interest rate swaps at future dates. Of these, individual swap agreements totalling £449 million (2002: £125 million) were to fix the interest expense on US dollar borrowings commencing in 2004 and 2006 for periods of up to 30 months, at a weighed average interest rate of 2.5%. A further £104 million (2002: £nil) interest rate swap agreement starting in 2004 was to swap a US dollar fixed rate debt issue, to be drawn down in 2004, to floating rate debt for a period of 10 years. Interest rate swap agreements totalling £100 million (2002: £nil) and starting in 2004 were to fix the interest income as sterling short term investments for one year, at a weighted average interest rate of 3.6%. There were no forward starting interest rate options (2002: £62 million) or interest rate floors (2002: £nil).

At December 31, 2003, forward rate agreements totalling £253 million (2002: £780 million) were in place. These comprised a succession of agreements to fix the interest expense on short term US dollar borrowings commencing in 2004 and 2006 for periods of three months only, at a weighted average interest rate of 3.2%.

Maturity profile of financial liabilities
The maturity profile of financial liabilities at December 31, comprised:

	2003	2002
	£m	£m

Repayable:
Within one year	1,198	1,367
Within one to two years	107	35
Within two to five years	1,099	944
After five years	670	1,045

Total	3,074	3,391

F – 27

23. Financial instruments – (continued)
Financial liabilities repayable within one year include US commercial paper and euro commercial paper. Short term borrowings are supported by committed facilities and by centrally managed cash and short term investments. As at December 31, 2003, a total of £1,684 million (2002: £2,188 million) of committed facilities were available, of which £51 million (2002: £63 million) was drawn and is included in financial liabilities repayable within one year. Of the total committed facilities, £421 million (2002: £1,788 million) matures within one year, £nil (2002: £400 million) within two to three years and £1,263 million (2002: £nil) within four to five years. Secured borrowings under finance leases were £23 million (2002: £22 million).

Currency exposure
The business policy is to hedge all significant transaction exposures on monetary assets and liabilities fully and consequently there are no material currency exposures that would give rise to gains and losses in the profit and loss account in the functional currencies of the operating units.

Fair values of financial assets and liabilities
The notional amount, book value and fair value of financial instruments are as follows:

	2003			2002

	Notional amount £m	Book value £m	Fair value £m	Notional amount £m	Book value £m	Fair value £m

Primary financial instruments held or issued to finance operations
Investments		41	41		59	59
Cash		68	68		169	169
Short term investments		570	570		401	400
Other financial assets		23	23		20	20
Short term borrowings and current portion of long term borrowings		(1,198)	(1,197)		(1,367)	(1,374)
Long term borrowings		(1,812)	(1,903)		(1,935)	(2,043)
Other financial liabilities		(13)	(13)		(18)	(18)
Provisions		(51)	(51)		(71)	(71)

		(2,372)	(2,462)		(2,742)	(2,858)

Derivative financial instruments held to manage interest rate and currency exposure
Interest rate swaps	1,405	(7)	(54)	729	(9)	(73)
Interest rate options	618	(4)	(33)	686	(4)	(65)
Interest rate floors	50	—	—	150	—	—
Forward rate agreements	253	—	—	968	—	(1)
Forward foreign exchange contracts	52	—	5	246	—	8

	2,378	(11)	(82)	2,779	(13)	(131)

Total financial instruments	2,378	(2,383)	(2,544)	2,779	(2,755)	(2,989)

The amounts shown as the book value of derivative financial instruments represent accruals or deferred income arising from these financial instruments. The fair value of long term debt has been based on current market rates offered to Reed Elsevier for debt of the same remaining maturities. The fair values for interest rate swaps, interest rate options and forward rate agreements represent the replacement cost calculated using market rates of interest at December 31, 2003 and 2002. The fair values of all other items have been calculated by discounting expected future cash flows at market rates.

F – 28

23. Financial instruments – (continued)
Hedges
The unrecognised and deferred gains and losses on financial instruments used for hedging purposes as at December 31, 2003, and before taking into account gains and losses arising in the year and included in the profit and loss account, are derived as follows:

	Unrecognised		Deferred

	Gains £m	Losses £m	Gains £m	Losses £m

On hedges at January 1, 2003	8	(126)	58	(15)
Arising in previous years included in 2003 profit and loss account	(8)	49	(30)	8

Arising in previous years not included in 2003 profit and loss account	—	(77)	28	(7)
Arising in 2003 not included in 2003 profit and loss account	7	(1)	41	(18)

On hedges at December 31, 2003	7	(78)	69	(25)

Of which:
Expected to be included in 2004 profit and loss account	4	(35)	44	(14)
Expected to be included in 2005 profit and loss account or later	3	(43)	25	(11)

24. Obligations under leases Future finance lease obligations are:
	2003 £m	2002 £m

Repayable:
Within one year	17	9
Within one to two years	4	6
Within two to five years	4	3
After five years	—	7
Less: interest charges allocated to future periods	(2)	(3)

Total	23	22

Obligations falling due within one year (see note 21)	16	8
Obligations falling due after more than one year (see note 22)	7	14

Total	23	22

Annual commitments under operating leases are:
	2003 £m	2002 £m

On leases expiring:
Within one year	9	7
Within two to five years	38	37
After five years	59	59

Total	106	103

Of the above annual commitments, £100 million relates to land and buildings (2002: £99 million) and £6 million to other leases (2002: £4 million).

F – 29

25. Provisions for liabilities and charges
	Deferred taxation liabilities £m	Property lease obligations £m	Total £m

At January 1, 2003	92	95	187

Transfers	(16)	—	(16)
Provided	27	—	27
Utilised	(4)	(11)	(15)
Exchange translation differences	(6)	(9)	(15)

At December 31, 2003	93	75	168

The provision for property lease obligations relates to estimated sub-lease shortfalls and guarantees given by Harcourt General, Inc in favour of a former subsidiary for certain property leases for various periods up to 2016.

Deferred taxation comprises:

	2003 £m	2002 £m

Deferred taxation liabilities
Excess of tax allowances over related amortisation	45	46
Pension prepayment	32	35
Short term timing differences	16	11

	93	92

Deferred taxation assets (see note 19)
Excess of amortisation over related tax allowances	(9)	(8)
Short term timing differences	(69)	(151)
Tax losses carried forward	(18)	(2)

	(96)	(161)

Net deferred tax asset	(3)	(69)

Net deferred tax asset at January 1,	(69)	(126)
Transfers	3	(12)
Deferred tax charge in profit and loss account (see note 10)	60	58
Exchange translation differences	3	11

Net deferred tax asset at December 31,	(3)	(69)

At December 31, 2003 there were approximately £52 million net operating loss carry forwards for US tax purposes on which the deferred tax asset of £18 million is provided. Approximately £14 million of these losses will expire in 2020 and approximately £38 million of these tax losses will expire in 2021.

26. Contingent liabilities
There are contingent liabilities amounting to £77 million (2002: £118 million) in respect of property lease guarantees, in excess of provided amounts of £26 million (2002: £32 million), given by Harcourt General, Inc in favour of a former subsidiary (see note 25).

F – 30

27. Combined shareholders’ funds
	Combined share capitals £m	Combined share premium accounts £m	Combined shares held in treasury £m	Combined reserves £m	Total £m

At January 1, 2001	185	1,621	—	1,235	3,041
As originally reported	185	1,621	—	1,235	3,041
Prior year adjustment (see note 28)	—	—	—	—	—
Profit attributable to parent companies’ shareholders	—	—	—	126	126
Equity dividends paid and proposed	—	—	—	(269)	(269)
Issue of ordinary shares, net of expenses and less capital redemptions	—	22	—	—	22
Increase in shares held in treasury	—	—	(18)	—	(18)
Exchange translation differences	(1)	(14)	—	12	(3)

At January 1, 2002	184	1,629	(18)	1,104	2,899
As originally reported	184	1,629	—	1,104	2,917
Prior year adjustment (see note 28)	—	—	(18)	—	(18)
Profit attributable to parent companies’ shareholders	—	—	—	181	181
Equity dividends paid and proposed	—	—	—	(282)	(282)
Issue of ordinary shares, net of expenses	1	29	—	—	30
Increase in shares held in treasury	—	—	(1)	—	(1)
Exchange translation differences	2	50	—	(239)	(187)

At January 1, 2003	187	1,708	(19)	764	2,640
As originally reported	187	1,708	—	764	2,659
Prior year adjustment (see note 28)	—	—	(19)	—	(19)
Profit attributable to parent companies’ shareholders	—	—	—	334	334
Equity dividends paid and proposed	—	—	—	(304)	(304)
Issue of ordinary shares, net of expenses	1	13	—	—	14
Increase in shares held in treasury	—	—	(18)	—	(18)
Exchange translation differences	2	63	—	(297)	(232)

At December 31, 2003	190	1,784	(37)	497	2,434

Combined share capital excludes the shares of Reed Elsevier NV held by Reed Elsevier PLC.

Combined reserves include a £4 million (2002: £4 million) capital redemption reserve following the redemption of non equity shares in Reed Elsevier PLC in 1999.

At December 31, 2003, shares held in treasury related to the 6,383,333 (2002: 2,840,047) Reed Elsevier PLC ordinary shares and 1,327,777 (2002: 1,554,381) Reed Elsevier NV ordinary shares held by the Reed Elsevier Group plc Employee Benefit Trust (“EBT”). The aggregate market value of these shares at December 31, 2003 was £39 million (2002: £27 million). The EBT purchases Reed Elsevier PLC and Reed Elsevier NV shares which, at the trustees’ discretion, can be used in respect of the exercise of share options.

28. Prior year adjustment
In accordance with UITF38: Accounting for ESOP Trusts issued in December 2003 by the Urgent Issues Task Force of the UK Accounting Standards Board, shares in Reed Elsevier PLC and Reed Elsevier NV held by the Reed Elsevier Group plc Employee Benefit Trust are now presented as shares held in treasury and deducted within combined shareholders’ funds. Previously, such shares were included within other fixed asset investments. Within the combined cash flow statement, the purchase of such shares is now presented as a financing transaction and not as a purchase of fixed asset investments. The combined balance sheet as at December 31, 2002 and the combined cash flow statement for the two years ended December 31, 2002 have been restated accordingly.

F – 31

29. US accounting information
Summary of the principal differences between UK GAAP and US GAAP
The combined financial statements are prepared in accordance with UK GAAP, which differs in certain significant respects from US GAAP. The principal differences that affect net income and combined shareholders’ funds are explained below and their effect is shown on page F-34.

Goodwill and intangible assets
Under UK GAAP, acquired goodwill and intangible assets are capitalised and amortised systematically over their estimated useful lives up to a maximum of 40 years, subject to impairment review.

Under US GAAP, acquired goodwill and intangible assets are accounted for in accordance with SFAS141: Business Combinations and SFAS142: Goodwill and Other Intangible Assets. In accordance with these SFAS, goodwill and intangible assets with indefinite lives are not amortised and are subject to at least annual impairment review, with effect from January 1, 2002, except in respect of acquisitions made after July 1, 2001, for which the effective date under the transitional provisions was July 1, 2001. Other intangible assets with definite lives are amortised over periods up to 40 years, subject to annual impairment review under SFAS144.

Under US GAAP, as at December 31, 2003, the carrying value of goodwill is £3,045 million (2002: £3,225 million), the gross cost of intangible assets is £5,000 million (2002: £5,264 million) and the accumulated amortisation of intangible assets is £1,522 million (2002: £1,352 million).

Deferred taxation
Under UK GAAP, the combined businesses provide in full for timing differences using the liability method. Under US GAAP, deferred taxation is provided on all temporary differences under the liability method subject to a valuation allowance on deferred tax assets where applicable, in accordance with SFAS109: Accounting for Income Taxes. The most significant adjustment to apply SFAS109 arises on the recognition of a deferred tax liability in respect of acquired intangible assets for which amortisation is not tax deductible. Under the timing difference approach applied under UK GAAP, no such liability would be recognised.

Pensions
Under UK GAAP, the combined businesses account for pension costs under the rules set out in SSAP24: Accounting for Pension Costs. Its objectives and principles are broadly in line with SFAS87: Employers’ Accounting for Pensions. However, SSAP24 is less prescriptive in the application of the actuarial methods and assumptions to be applied in the calculation of pension assets, liabilities and costs.

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

Stock based compensation
Under US GAAP, the combined businesses apply the accounting requirements of APB25: Accounting for Stock Issued to Employees and related interpretations in accounting for stock based compensation. Under APB25 compensatory plans with performance criteria qualify as variable plans, for which total compensation cost must be recalculated each period based on the current share price. The total compensation cost is amortised over the vesting period. Under UK GAAP, compensation cost is determined based on a comparison of the exercise price with the share price on the date of grant.

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

	2003 £m	2002 £m	2001 £m

Net income/(loss) under US GAAP as reported	538	365	(20)
Stock based compensation (credit)/expense determined under APB25	(7)	—	15
Stock based compensation expense determined under SFAS123	(36)	(36)	(37)

Proforma net income/(loss) under US GAAP	495	329	(42)

Further disclosures regarding share option schemes, and the per share disclosures required by SFAS123, are presented in notes 18 and 22 of the Reed Elsevier PLC consolidated financial statements and in notes 17 and 22 of the Reed Elsevier NV financial statements.

F – 32

29. US accounting information – (continued)
Derivative instruments
Under US GAAP, SFAS133: Accounting for Derivative Instruments and Hedging Activities requires all derivative instruments to be carried at fair value on the balance sheet. Changes in fair value are accounted for through the profit and loss account or comprehensive income statement, depending on the derivative’s designation and effectiveness as a hedging instrument. Certain derivative instruments used by Reed Elsevier have not been designated as qualifying hedge instruments under SFAS133 and, accordingly, a charge to net income is recorded under US GAAP for the changes in the fair value of those derivative instruments. Under UK GAAP, derivative instruments intended as hedges are recorded at appropriate historical cost amounts, with fair values shown as a disclosure item. SFAS133 was effective from January 1, 2001 resulting in a cumulative transition adjustment of £1 million loss to US GAAP net income and £86 million loss in other comprehensive income in 2001, of which £66 million was charged to US GAAP net income in 2001, £7 million in 2002 and £7 million in 2003.

Equity dividends
Under UK GAAP, dividends are provided for in the year in respect of which they are proposed by the directors. Under US GAAP, such dividends would not be provided for until they are formally declared by the directors.

Available for sale investments
Under UK GAAP, fixed asset investments (excluding investments in joint ventures) are recorded at historical cost less provision for any impairment in value. Under US GAAP, investments in equity securities with readily determinable fair values are classified as available for sale and are reported at fair value, with unrealised gains or losses reported as a separate component of shareholders’ funds.

Acquisition accounting
Under UK GAAP, severance and integration costs in relation to acquisitions are expensed as incurred and, depending on their size and incidence, these costs may be disclosed as exceptional items charged to operating profit. Under US GAAP, certain integration costs may be provided as part of purchase accounting adjustments on acquisition.

Exceptional items
Exceptional items are material items within the combined businesses’ ordinary activities which, under UK GAAP, are required to be disclosed separately due to their size or incidence. These items do not qualify as extraordinary under US GAAP.

Short term obligations expected to be refinanced
Under US GAAP, where it is expected to refinance short term obligations on a long term basis and this is supported by an ability to consummate the refinancing, such short term obligations should be excluded from current liabilities and shown as long term obligations. Under UK GAAP, such obligations can only be excluded from current liabilities where, additionally, the debt and facility are under a single agreement or course of dealing with the same lender or group of lenders. Short term obligations at December 31, 2003 of £1,182 million (2002: £1,359 million; 2001: £1,551 million) would be excluded from current liabilities under US GAAP and shown as long term obligations.

Recently issued accounting pronouncements
SFAS 132R: Employers’ Disclosures about Pensions and Other Post Retirement Benefits was revised in December 2003 and is effective for fiscal years ending after December 15, 2003 except for disclosure of information about foreign plans, which is effective for fiscal years ending after June 15, 2004. SFAS 132R revises employers’ disclosures about pension plans and other post retirement benefit plans. Reed Elsevier has included the additional disclosures required by SFAS 132R for the year ended December 31, 2003 in note 29 to the combined financial statements.

SFAS149: Amendment of Statement 133 on Derivative Instruments and Hedging Activities was issued in April 2003 and is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. The statement requires contracts with comparable characteristics to be accounted for similarly and clarifies under what circumstances a contract with an initial net investment meets the characteristics of a derivative as discussed in SFAS133. It also clarifies when special reporting in the statement of cash flows is required if a derivative contains a financing component. The effect of SFAS149 on the combined businesses’ financial position and results under US GAAP is not material.

SFAS150: Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity was issued in May 2003 and is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 14, 2003. SFAS150 requires that certain financial instruments, previously accounted for as equity, be classed as liabilities. These requirements have no material effect on the financial position and results of the combined businesses under US GAAP.

F – 33

29. US accounting information – (continued)
FIN 46R: Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51 was issued in December 2003. FIN 46R requires that certain investments, previously accounted for on the equity basis, be consolidated to show the assets, liabilities and results of operations of that entity. FIN 46R deferred the effective date for public companies to the end of the first reporting period ending after March 15, 2004, except that all public companies must, at a minimum, apply the provisions of FIN 46R to entities that were previously considered “special-purpose entities” prior to the issuance of FIN 46R by the end of the first reporting period ending after December 15, 2003. The adoption of FIN 46R had no impact on the financial position, cash flows or results of operations of the combined business under US GAAP as at December 31, 2003 under the transitional arrangements and is not expected to have any material impact on full adoption in the 2004 combined financial statements.

EITF 00-21: Accounting for Revenue Arrangements with Multiple Element Deliverables was finalised in November 2003. It provides guidance on how to account for arrangements that may involve multiple revenue-generating activities. The requirements of EITF 00-21 are applicable to financial periods beginning after June 15, 2003 and will therefore first apply to Reed Elsevier for any arrangements entered into from January 1, 2004. The effect of EITF 00-21 on the US GAAP financial position and results is not expected to be material to the combined businesses.

Effects on net income of material differences between UK GAAP and US GAAP

	2003 £m	2002 £m	2001 £m

Net income under UK GAAP	334	181	126
US GAAP adjustments:
Goodwill and intangible assets	121	223	(74)
Deferred taxation	(40)	(50)	(43)
Pensions	75	56	46
Stock based compensation	7	—	(15)
Derivative instruments	41	(45)	(56)
Other items	—	—	(4)

Net income/(loss) under US GAAP	538	365	(20)

Effects on combined shareholders’ funds of material differences between UK GAAP and US GAAP
	2003 £m	2002 £m

Combined shareholders’ funds under UK GAAP	2,434	2,640
US GAAP adjustments:
Goodwill and intangible assets	1,354	1,302
Deferred taxation	(828)	(838)
Pensions	185	151
Derivative instruments	(69)	(117)
Available for sale investments	3	3
Equity dividends	226	205
Other items	(2)	(2)

Combined shareholders’ funds under US GAAP	3,303	3,344

Cash Flow Information
Cash flows under UK GAAP in respect of taxation, returns on investment, dividends received from joint ventures and servicing of finance would be included within operating activities under SFAS95. Under SFAS95 cash is aggregated for cash flow statements with cash equivalents, being short term investments with original maturities of three months or less.

Under US GAAP, the following amounts would be reported:

	2003 £m	2002 £m	2001 £m

Net cash provided by operating activities (including joint ventures)	756	709	927
Net cash used in investing activities	(318)	(240)	(2,368)
Net cash (used)/provided in financing activities	(378)	(342)	282

Net increase/(decrease) in cash and cash equivalents	60	127	(1,159)

Reconciliation of cash and cash equivalents:
Cash under UK GAAP	68	169	96
Current asset investments with original maturity within 3 months	570	401	339

Cash and cash equivalents under US GAAP	638	570	435

F – 34

29. US accounting information – (continued)
Comprehensive Income Information
SFAS130: Reporting Comprehensive Income, requires that all items that are required to be recognised as components of comprehensive income under US accounting standards are reported in a separate financial statement. Under US GAAP, comprehensive income for the year ended December 31, 2003 would be £262 million (2002: £119 million income; 2001: £4 million loss). Comprehensive income under US GAAP comprises net income for the financial year, adjustments to the fair value of available for sale investments, pensions, derivative instruments and exchange translation differences.

Under US GAAP, the following amounts would be reported:

	2003 £m	2002 £m	2001 £m

Net income/(loss) under US GAAP	538	365	(20)
Other comprehensive income (net of tax):
Available for sale investments	(1)	(34)	35
Pensions	(31)	(25)	—
Derivative instruments	7	7	(20)
Cumulative transition adjustment as at January 1, 2001	—	—	(86)
Amounts taken to net income during the year	7	7	66
Exchange translation differences	(251)	(194)	1

Comprehensive income/(loss) under US GAAP	262	119	(4)

Goodwill and intangible assets
Net income under US GAAP for each of the three years ended December 31, 2003, adjusted to exclude the amortisation of goodwill and indefinite lived intangible assets (net of tax), are as follows:

	2003 £m	2002 £m	2001 £m

Net income under US GAAP
Reported net income	538	365	(20)
Goodwill and indefinite lived intangible assets amortisation	—	—	311
Equity method amortisation	—	—	4

Net income (excluding amortisation of goodwill and indefinite lived intangible assets)	538	365	295

As described in note 13, during the year a number of acquisitions were made for total consideration amounting to £226 million, after taking account of net cash acquired of £9 million. Under UK GAAP the goodwill arising on the acquisitions was £93 million and the intangible assets acquired, principally databases and other publishing rights, have been attributed a fair value of £136 million. These acquired intangible assets are being amortised under US GAAP and have a weighted average estimated useful life of 8 years. No significant residual value has been assumed for any of these intangible assets.

The movements on the carrying value of goodwill under US GAAP can be analysed as follows:

	Science & Medical £m	Legal £m	Education £m	Business £m	Total £m

Carrying value
At December 31, 2001	939	1,324	598	585	3,446
Acquisitions	4	20	1	12	37
Exchange translation differences	(85)	(116)	(54)	(3)	(258)

At December 31, 2002	858	1,228	545	594	3,225
Acquisitions	11	62	6	14	93
Disposals	—	(23)	—	(6)	(29)
Exchange translation differences	(77)	(113)	(53)	(2)	(245)

At December 31, 2003	792	1,154	498	601	3,045

Goodwill arising on the Harcourt acquisition with a carrying value of £208 million at December 31, 2001 has been reclassified from the Education segment to the Science & Medical segment.

F – 35

29. US accounting information – (continued)
At December 31, 2003, the carrying value of indefinite lived intangible assets other than goodwill not subject to amortisation under US GAAP, principally trade names, trade marks, imprints and titles, was £925 million (2002: £1,028 million; 2001: £1,137 million).

Intangible assets subject to amortisation under US GAAP, principally publishing rights, journal subscriber bases, databases and other publishing content, can be analysed as follows:

	2003 £m	2002 £m

Cost	4,075	4,236
Accumulated amortisation	(1,522)	(1,352)

Net book amount	2,553	2,884

The amortisation charge for intangible assets under US GAAP for the year ended December 31, 2003 was £297 million (2002: £303 million; 2001: £564 million). The future annual amortisation charge under US GAAP in respect of the intangible assets reflected in the balance sheet as at December 31, 2003 is estimated to be in the range of £230 million to £310 million for each of the five financial years ending December 31, 2008.

Pensions – UK Scheme
Reed Elsevier operates a number of pension schemes around the world. The major schemes are of a defined benefit type with assets held in separate trustee administered funds.

The most significant scheme is the main UK scheme which covers the majority of UK employees. The main UK pension scheme is much more significant than the other Reed Elsevier pension schemes because it includes substantial numbers of pensioners and deferred pensioners retained when the manufacturing businesses of Reed Elsevier PLC were divested in the late 1980s and the consumer publishing businesses of Reed Elsevier Group plc were divested in the mid 1990s.

The scheme is funded with the objective to cover future pension liabilities, including expected future earnings and pension increases, in respect of service up to the balance sheet date.

The trustees of the main UK scheme determine their investment strategy with regard to the liability profile of the scheme. The trustees have determined the following asset allocation guidelines in place as at December 31, 2003, which they believe provide an adequate balance between maximising the return on the assets and minimising the risk of failing to meet the liabilities over the long-term:

	Range	Midpoint

Equities	43-83%	63%
Bonds	15-49%	32%
Property	0-4%	2%
Cash	0-6%	3%

Through the above asset allocation guidelines, the trustees of the main UK scheme aim to have a sufficiently diversified portfolio across the main asset classes. A statement of principles prepared by the trustees describes in more detail the trustees’ objectives and risk management considerations.

The net pension credits in respect of this scheme calculated in accordance with SFAS87 were as follows:

	2003 £m	2002 £m	2001 £m

Service costs — benefits earned during the year	32	35	31
Interest cost on projected benefit obligations	73	72	73
Expected return on plan assets	(137)	(117)	(107)
Net amortisation and deferral	(48)	(43)	(40)

Net periodic pension credit	(80)	(53)	(43)

F – 36

29. US accounting information – (continued) The following table sets forth the funded status under SFAS87 of the main UK scheme:
	2003		2002		2001

	%	£m	%	£m	%	£m

Equities	69%	1,050	61%	825	63%	991
Bonds	29%	442	36%	487	32%	502
Other	2%	38	3%	45	5%	73

Plan assets at fair value	100%	1,530	100%	1,357	100%	1,566
Projected benefit obligation		(1,588)		(1,305)		(1,335)

Excess plan assets		(58)		52		231
Unrecognised net actuarial loss		429		239		8
Unrecognised net transitional asset		(10)		(18)		(26)
Unrecognised prior service cost		12		20		27

Prepaid pension cost		373		293		240

	2003 £m	2002 £m	2001 £m

Projected benefit obligation
Balance at January 1,	1,305	1,335	1,259
Service cost	32	35	31
Interest cost	73	72	73
Plan amendments	—	—	20
Actuarial loss/(gain)	226	(85)	(2)
Participants contributions	5	5	4
Disbursements	(53)	(57)	(50)

Balance at December 31,	1,588	1,305	1,335

Accumulated benefit obligation	1,513	1,263	1,277

	2003 £m	2002 £m	2001 £m

Fair value of assets
Balance at January 1,	1,357	1,566	1,747
Actual return	221	(157)	(135)
Contributions	5	5	4
Disbursements	(53)	(57)	(50)

Balance at December 31,	1,530	1,357	1,566

The principal assumptions for US GAAP purposes were:
	At December 31,
	2003	2002	2001

Discount rate	5.50%	5.70%	5.50%
Salary increases	4.80%	4.30%	4.50%
Pension increases	2.80%	2.30%	2.50%

Investment return	6.80%	7.30%	6.30%

The overall investment return assumption is derived as the weighted average based on the actual allocation, at December 31, of the expected returns from each of the main asset classes. The expected return for each asset class reflects a combination of historical performance analysis, the forward looking views of the financial markets (as suggested by the yields available) and the views of investment organisations. Consideration is also given to the rate of return expected to be available for reinvestment.

Reed Elsevier expects to contribute £8 million to the main UK scheme in 2004.

F – 37

29. US accounting information – (continued)
Pensions – US Schemes
The main US pension scheme covers substantially all of the US employees. The benefits are based on years of service and the employees’ compensation. The funding policy is to contribute at least the minimum legally required amount. The net pension costs in respect of the principal US schemes calculated in accordance with SFAS87 were as follows:

	2003 £m	2002 £m	2001 £m

Service costs — benefits earned during the year	29	28	23
Interest cost on projected benefit obligations	22	21	19
Expected return on plan assets	(24)	(25)	(21)
Net amortisation and deferral	(2)	(2)	(1)

Net periodic pension cost	25	22	20

The following table sets forth the funded status under SFAS87 of the principal US schemes including unfunded non- qualifying plans:
	2003 £m	2002 £m	2001 £m

Projected benefit obligation	(340)	(303)	(323)
Plan assets at fair value	244	215	266

Deficit of plan assets	(96)	(88)	(57)
Unrecognised net actuarial loss	90	80	34
Unrecognised prior service (credit)/cost	(15)	(19)	1

Net amount recognised	(21)	(27)	(22)

The net amount recognised can be analysed as follows:
	2003 £m	2002 £m	2001 £m

Accrued pension cost	(21)	(27)	(22)
Additional minimum liability	(55)	(44)	(7)
Intangible asset	4	5	7
Accumulated other comprehensive income	51	39	—

Net amount recognised	(21)	(27)	(22)

	2003 £m	2002 £m	2001 £m

Projected benefit obligation
Balance at January 1,	303	323	202
Service cost	29	28	23
Interest cost	22	21	19
Plan amendments	—	(22)	9
Actuarial loss	47	3	20
Business combinations	—	—	85
Disbursements	(24)	(19)	(14)
Settlements and curtailments	—	—	(24)
Exchange translation adjustments	(37)	(31)	3

Balance at December 31,	340	303	323

F – 38

29. US accounting information – (continued)
	2003 £m	2002 £m	2001 £m

Fair value of assets
Balance at January 1,	215	266	184
Actual return	50	(24)	(12)
Contributions	28	13	37
Business combinations	—	—	87
Disbursements	(22)	(17)	(13)
Settlements and curtailments	—	—	(22)
Exchange translation adjustments	(27)	(23)	5

Balance at December 31,	244	215	266

	2003 £m	2002 £m	2001 £m

Accrued pension cost
Balance at January 1,	(27)	(22)	(46)
Additional obligations	—	—	—
Net periodic cost	(25)	(22)	(20)
Contributions	28	13	37
Disbursements	2	2	1
Business combinations	—	—	4
Settlements and curtailments	—	—	2
Exchange translation adjustments	1	2	—

Balance at December 31,	(21)	(27)	(22)

The principal assumptions were:
	At December 31,

	2003	2002	2001

Discount rate	6.25%	6.75%	7.25%
Salary increases	4.50%	4.50%	4.50%
Investment return	8.20%	8.50%	8.75%
Plan assets are invested primarily in listed stocks and US bonds.
Borrowings	2003 £m	2002 £m

Bank loans, overdrafts and commercial paper
Drawn under facilities expiring in year to December 31,
2005	—	80
2008	85	—
Commercial paper	1,095	1,199

Total	1,180	1,279

F – 39

29. US accounting information – (continued)
	Currency	Year end interest rates %	2003 £m	2002 £m

Other loans and finance leases
8.5% Private Placement 2003	US dollar	—	—	78
Floating rate Loan Notes 2004	Sterling	3.50	1	—
7% Public Notes 2005	US dollar	7.00	84	94
Floating rate Loan Notes 2005	Sterling	—	—	18
6.125% Public Notes 2006	US dollar	1.91	309	343
Floating rate Private Placement 2006	Euro	3.05	32	29
Floating rate Term Loan 2007	Euro	2.78	113	105
Floating rate Term Loan 2007	US dollar	1.79	28	31
4.375% Swiss Domestic Bond 2007	US dollar	1.85	169	187
6.7% Public Notes 2007	US dollar	6.70	81	91
Floating rate Private Placement 2008	Euro	2.52	32	—
Floating rate Private Placement 2008	US dollar	1.75	56	—
Euro 5.75% Public Notes 2008	US dollar	2.02	247	274
6.75% Public Notes 2011	US dollar	6.75	309	343
8.875% Public Notes 2022	US dollar	8.88	36	40
6.625% Private Placement 2023	US dollar	2.88	84	94
7.5% Public Debentures 2025	US dollar	3.27	84	94
7.2% Public Notes 2027	US dollar	7.20	108	120
7.3% Public Notes 2097	US dollar	7.30	29	32
6.5% Subordinated Debentures 2011	US dollar	—	—	24
Finance Leases	Various	Various	23	22
Miscellaneous	Euro	Various	5	4

Total			1,830	2,023

Interest rates disclosed above are those on the underlying borrowings after taking account of interest rate and currency swaps which change the interest rate profile of the underlying borrowings from a fixed rate to a floating rate (see note 23).

	Bank loans, overdrafts and commercial paper £m	Other loans and finance leases £m	Total £m

Analysis by year of repayment
Within 1 year	1,180	18	1,198

Within 1 to 2 years	—	88	88
Within 2 to 3 years	—	344	344
Within 3 to 4 years	—	391	391
Within 4 to 5 years	—	335	335
Thereafter	—	654	654

	—	1,812	1,812

Total	1,180	1,830	3,010

F – 40

29. US accounting information – (continued)
	Expiring within 1 year £m	Expiring after 1 year £m	Total £m

Bank facilities at December 31, 2003
Overdraft	42	—	42
Uncommitted lines of credit	191	—	191
Committed facilities	421	1,263	1,684

Of the £1,263 million committed facilities expiring after one year, £51 million was utilised by way of letters of credit which support short term borrowings.

The committed facilities are subject to covenants which restrict net borrowings and net interest payable by reference to Reed Elsevier’s combined earnings before exceptional items, interest, tax, depreciation and amortisation. Secured borrowings above a fixed amount are also restricted. There is also a covenant restricting the ability to dispose of all or any part of Reed Elsevier’s assets (except in the ordinary course of trading or for fair market value).

	2003	2002

Short term loans, overdrafts and commercial paper
Weighted average interest rate during year	2.2%	3.7%
Year end weighted average interest rate	1.7%	2.4%

The weighted average interest rate for the year was computed by dividing actual interest expense for the year by the average month-end amounts outstanding for short term bank loans and commercial paper.

Finance leases
At December 31, 2003, tangible fixed assets included gross costs of £43 million (2002: £33 million) and accumulated depreciation of £14 million (2002: £9 million) in respect of assets held under finance leases.

Operating leases
At December 31, 2003, future minimum lease payments under operating leases that have initial or remaining lease terms in excess of one year were as follows:

£m

Within 1 year	106
Within 1 to 2 years	95
Within 2 to 3 years	88
Within 3 to 4 years	78
Within 4 to 5 years	68
Thereafter	401

Total	836

Derivative instruments
All fair value hedges were tested for effectiveness using the short cut method, as defined by SFAS133, and were found to be effective. Consequently changes in the fair value of fair value hedges had no net impact on earnings during the year (2002: £nil).

Accruals and deferred income
Accruals and deferred income includes subscriptions and other revenues in advance of £870 million (2002: £788 million).

F – 41

REED ELSEVIER SCHEDULE II VALUATION AND QUALIFYING ACCOUNTS
	Balance at beginning of year	Cost and expenses	Other movements(1)	Deductions	Balance at end of year
	£m	£m	£m	£m	£m

Year ended December 31, 2001
Allowance for doubtful receivables	47	21	29	(15)	82
Year ended December 31, 2002
Allowance for doubtful receivables	82	27	4	(37)	76
Year ended December 31, 2003
Allowance for doubtful receivables	76	18	6	(12)	88

Year ended December 31, 2001
Provisions against inventories	43	6	59	(7)	101
Year ended December 31, 2002
Provisions against inventories	101	13	2	(20)	96
Year ended December 31, 2003
Provisions against inventories	96	14	(1)	(18)	91
(1)Other movements in 2001 include the acquisition of Harcourt and exchange rate movements.

F – 42

REED ELSEVIER PLC CONSOLIDATED FINANCIAL STATEMENTS

F – 43

Return to contents

REPORT OF INDEPENDENT AUDITORS

To the board of directors and shareholders of Reed Elsevier PLC

We have audited the accompanying consolidated balance sheets of Reed Elsevier PLC and its subsidiaries as of December 31, 2003 and 2002, and the related consolidated profit and loss accounts and statements of total recognised gains and losses, reconciliation of shareholders’ funds and cash flow statements for the three years ended December 31, 2003. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Reed Elsevier PLC and its subsidiaries at December 31, 2003 and 2002 and the results of their operations and their cash flows for the three years ended December 31, 2003, in conformity with accounting principles generally accepted in the United Kingdom.

Accounting principles generally accepted in the United Kingdom vary in significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of net income for each of the three years ended December 31, 2003, and the determination of shareholders’ funds at December 31, 2003 and 2002, to the extent summarised in note 22 to the consolidated financial statements.

DELOITTE & TOUCHE LLP
Chartered Accountants & Registered Auditors
London, England
February 18, 2004

F – 44

Return to contents REED ELSEVIER PLC CONSOLIDATED PROFIT AND LOSS ACCOUNT FOR THE YEAR ENDED DECEMBER 31, 2003
		2003	2002	2001
	Note	£m	£m	£m

Turnover
Including share of turnover of joint ventures		2,605	2,656	2,412
Less: share of turnover of joint ventures		(2,605)	(2,656)	(2,412)

		—	—	—
Administrative expenses		(1)	(1)	(1)

Operating loss (before joint ventures)	5	(1)	(1)	(1)

Share of operating profit of joint ventures		343	262	202
Before amortisation and exceptional items	3	616	593	519
Amortisation of goodwill and intangible assets		(235)	(279)	(265)
Exceptional items		(38)	(52)	(52)

Operating profit including joint ventures		342	261	201

Share of non operating exceptional items of joint ventures		14	(6)	14

		14	(6)	14

Net interest income/(expense)
Group	8	3	3	12
Share of net interest of joint ventures		(92)	(112)	(87)

		(89)	(109)	(75)

Profit on ordinary activities before taxation		267	146	140
Tax on profit on ordinary activities	9	(98)	(57)	(79)
UK corporation tax	(1)	(1)	(3)
Share of tax of joint ventures	(97)	(56)	(76)

Profit attributable to ordinary shareholders		169	89	61
Equity dividends paid and proposed	10	(152)	(143)	(132)

Retained profit/(loss) taken to reserves		17	(54)	(71)

		2003	2002	2001
	Note	pence	pence	pence

Earnings per ordinary share (“EPS”)
Basic EPS	11	13.4	7.0	4.8
Diluted EPS	11	13.4	7.0	4.8
EPS based on 52.9% economic interest in the Reed Elsevier combined businesses	11	14.0	7.6	5.3

The above amounts derive from continuing activities. The accompanying notes on pages F-49 to F-60 are an integral part of these consolidated financial statements

F – 45

Return to contents REED ELSEVIER PLC CONSOLIDATED CASH FLOW STATEMENT FOR THE YEAR ENDED DECEMBER 31, 2003
		2003	2002	2001
	Note	£m	£m	£m

Net cash outflow from operating activities	12	(1)	—	(3)
Dividends received from Reed Elsevier Group plc		144	135	127

Interest received		3	3	13

Returns on investments and servicing of finance		3	3	13

Taxation		(3)	(1)	(3)

Fixed asset investments		—	—	(406)

Acquisitions and disposals		—	—	(406)

Equity dividends paid		(144)	(135)	(126)

Cash (outflow)/inflow before changes in short term investments and financing		(1)	2	(398)

Decrease in short term investments	12	—	—	431

Issue of ordinary shares		12	16	10
Increase in net funding balances to Reed Elsevier Group plc group	12	(11)	(18)	(43)

Financing		1	(2)	(33)

Change in net cash		—	—	—

Short term investments include deposits of under one year if the maturity or notice period exceeds 24 hours, commercial paper investments and interest bearing securities that can be realised without significant loss at short notice.

The accompanying notes on pages F-49 to F-60 are an integral part of these consolidated financial statements

F – 46

Return to contents REED ELSEVIER PLC CONSOLIDATED BALANCE SHEET AS AT DECEMBER 31, 2003
		2003	2002
	Note	£m	£m

Fixed assets
Investment in joint ventures:	13
Share of gross assets		4,370	4,656
Share of gross liabilities		(3,511)	(3,683)

Share of net assets		859	973

Current assets
Debtors	14	584	573

		584	573
Creditors: amounts falling due within one year	15	(119)	(113)

Net current assets		465	460

Total assets less current liabilities		1,324	1,433
Creditors: amounts falling due after more than one year	16	(36)	(36)

Net assets		1,288	1,397

Capital and reserves
Called up share capital	17	159	159
Share premium account	19	963	951
Shares held in treasury	19	(20)	(10)
Capital redemption reserve	19	4	4
Profit and loss reserve	19	182	293

Shareholders’ funds		1,288	1,397

The accompanying notes on pages F-49 to F-60 are an integral part of these consolidated financial statements

F – 47

Return to contents REED ELSEVIER PLC CONSOLIDATED STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES FOR THE YEAR ENDED DECEMBER 31, 2003
	2003	2002	2001
	£m	£m	£m

Profit attributable to ordinary shareholders	169	89	61
Exchange translation differences	(123)	(98)	(2)

Total recognised gains and losses for the year	46	(9)	59

Recognised gains and losses include gains of £53 million (2002: losses of £3 million; 2001: gains of £65 million) in respect of joint ventures.

Return to contents CONSOLIDATED RECONCILIATION OF SHAREHOLDERS’ FUNDS FOR THE YEAR ENDED DECEMBER 31, 2003
		2003	2002	2001
	Note	£m	£m	£m

Profit attributable to ordinary shareholders		169	89	61
Equity dividends paid and proposed		(152)	(143)	(132)
Issue of ordinary shares, net of expenses		12	16	10
Increase in shares held in treasury		(10)	(1)	(9)
Exchange translation differences		(123)	(98)	(2)
Equalisation adjustments		(5)	—	(3)

Net decrease in shareholders’ funds		(109)	(137)	(75)
Shareholders’ funds at January 1		1,397	1,534	1,609
As originally reported		1,407	1,543	1,609
Prior year adjustment in relation to presentation of shares held in treasury	21	(10)	(9)	—

Shareholders’ funds at December 31,	1,288	1,397	1,534

The accompanying notes on pages F-49 to F-60 are an integral part of these consolidated financial statements

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

2. Accounting policies
Basis of preparation
The consolidated financial statements have been prepared under the historical cost convention in accordance with UK GAAP. These principles differ in certain significant respects from US GAAP; see note 22. Amounts in the financial statements are stated in pounds sterling (“£”). Certain disclosures required to comply with UK statutory reporting requirements have been omitted.

Prior year adjustment
Following the issuance of UITF38: Accounting for ESOP Trusts in December 2003, shares held in the parent companies by the Reed Elsevier Group plc Employee Benefit Trust, previously included within share of gross assets of joint ventures, are now presented as shares held in treasury and deducted within consolidated shareholders’ funds. Prior year comparatives have been restated accordingly.

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

Basis of valuation of assets and liabilities
Reed Elsevier PLC’s 52.9% economic interest in the net assets of the combined businesses has been shown on the balance sheet as interests in joint ventures, net of the assets and liabilities reported as part of Reed Elsevier PLC and its subsidiaries. Joint ventures are accounted for using the gross equity method. In the parent company accounts, investments are stated at cost, less provision, if appropriate, for any impairment in value.

Foreign exchange translation
Profit and loss and cash flow items are translated at average exchange rates. In the consolidated balance sheet, assets and liabilities are translated at rates ruling at the balance sheet date or contracted rates where applicable. The gains or losses relating to the retranslation of Reed Elsevier PLC’s 52.9% economic interest in the net assets of the combined businesses are taken directly to reserves.

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

F – 49

3. Income from interests in joint ventures
	2003 £m	2002 £m	2001 £m

Share of operating profit before amortisation and exceptional items (based on 52.9% economic interest in the Reed Elsevier combined businesses)	623	599	524
Effect of tax credit equalisation on distributed earnings (see note 4)	(8)	(7)	(6)
Items consolidated within Reed Elsevier PLC group	1	1	1

Total	616	593	519

Segmental analysis of the Reed Elsevier combined results is shown in the Reed Elsevier combined financial statements.

4. Effect of tax credit equalisation on distributed earnings
The tax credit equalisation adjustment arises on dividends paid by Reed Elsevier PLC to its shareholders and reduces the earnings of the company by 47.1% of the total amount of the tax credit, as set out in the accounting policies in note 2.

5. Operating loss
The operating loss comprises administrative expenses and includes £330,000 (2002: £318,000; 2001: £278,000) paid in the year to Reed Elsevier Group plc under a contract for the services of directors and administrative support. The company has no employees (2002 and 2001: nil).

6. Auditors’ remuneration
Audit fees payable for the group were £23,000 (2002: £23,000; 2001: £23,000).

7. Directors’ emoluments
Information on directors’ remuneration, share options, longer term incentive plans, pension contributions and entitlements is set out in Item 6: Directors, Senior Management and Employees and forms part of these financial statements.

8. Net interest

	2003 £m	2002 £m	2001 £m

Interest receivable and similar income
On short term investments	—	—	11
On loans to Reed Elsevier Group plc group	3	3	1

Net interest income	3	3	12

F – 50

9. Tax on profit on ordinary activities
	2003 £m	2002 £m	2001 £m

UK corporation tax	1	1	3
Share of tax arising in joint ventures	97	56	76

Total	98	57	79

UK corporation tax has been provided at 30% (2002: 30%; 2001: 30%).

The share of tax arising in joint ventures as a proportion of the share of profit before tax is increased due to non tax-deductible amortisation and, in 2003 and 2002, reduced due to exceptional tax credits.

10. Dividends

	2003 £m	2002 £m	2001 £m

Interim	42	41	38
Final (2003 proposed)	110	102	94

Total	152	143	132

	2003 pence	2002 pence	2001 pence

Ordinary shares of 12.5 pence each
Interim	3.3	3.2	3.1
Final (2003 proposed)	8.7	8.0	7.4

Total	12.0	11.2	10.5

F – 51

11. Earnings per ordinary share (EPS)
	2003

	Earnings £m	Weighted average number of shares (millions)	EPS pence

Basic EPS	169	1,263.7	13.4
Diluted EPS	169	1,265.4	13.4
EPS based on 52.9% economic interest in the Reed Elsevier combined businesses	177	1,263.7	14.0

	2002

	Earnings £m	Weighted average number of shares (millions)	EPS pence

Basic EPS	89	1,264.7	7.0
Diluted EPS	89	1,270.8	7.0
EPS based on 52.9% economic interest in the Reed Elsevier combined businesses	96	1,264.7	7.6

	2001

	Earnings £m	Weighted average number of shares (millions)	EPS pence

Basic EPS	61	1,262.6	4.8
Diluted EPS	61	1,273.3	4.8
EPS based on 52.9% economic interest in the Reed Elsevier combined businesses	67	1,262.6	5.3

The diluted EPS figures are calculated after taking into account the effect of share options. 12. Cash flow statement
Reconciliation of operating loss to net cash outflow from operating activities	2003 £m	2002 £m	2001 £m

Operating loss	(1)	(1)	(1)
Net movement in debtors and creditors	—	1	(2)

Net cash outflow from operating activities	(1)	—	(3)

	Short term investments £m	Net funding balances to Reed Elsevier Group plc group £m	Total £m

Reconciliation of net funding balances
At December 31, 2000	431	476	907
Cash flow	(431)	43	(388)

At December 31, 2001	—	519	519
Cash flow	—	18	18

At December 31, 2002	—	537	537
Cash flow	—	11	11

At December 31, 2003	—	548	548

F – 52

12. Cash flow statement – (continued)

Fixed asset investments

On April 12, 2001, Reed Holding BV, a wholly owned subsidiary of Reed Elsevier PLC, subscribed for 629,298 R-shares in Reed Elsevier NV at a cost of £59 million, so as to maintain Reed Elsevier PLC’s 5.8% indirect equity interest in Reed Elsevier NV. Reed Holding BV issued shares to Reed Elsevier PLC for an equivalent amount to fund the transaction.

On July 11, 2001, Reed Elsevier PLC took up its rights in a rights issue by Elsevier Reed Finance BV and subscribed for 32 R-shares in the company at a cost of £347 million.

13. Fixed asset investments

	2003 £m	2002 £m

Investment in joint ventures
Share of operating profit	343	262
Share of non operating exceptional items	14	(6)
Share of net interest payable	(92)	(112)

Share of profit before tax	265	144
Share of taxation	(97)	(56)

Share of profit after tax	168	88
Dividends received	(144)	(135)
Increase in shares held in treasury	(10)	(1)
Exchange translation differences	(123)	(98)
Equalisation adjustments	(5)	—

Net movement in the year	(114)	(146)

At January 1	973	1,119
As originally reported	983	1,128
Prior year adjustment (see note 21)	(10)	(9)

At December 31	859	973

The investment in joint ventures comprises the group’s share at the following amounts of:
	2003 £m	2002 £m

Fixed assets	3,034	3,396
Current assets	1,336	1,260
Creditors: amounts falling due within one year	(2,303)	(2,380)
Creditors: amounts falling due after more than one year	(1,114)	(1,201)
Provisions	(89)	(99)
Minority interests	(5)	(3)

Total	859	973

Included within share of current assets and creditors are cash and short term investments of £338 million (2002: £302 million) and borrowings of £1,592 million (2002: £1,747 million) respectively.

14. Debtors

	2003 £m	2002 £m

Amounts owed by Reed Elsevier Group plc group	584	573

Amounts falling due after more than one year are £40 million (2002: £40 million). These amounts are denominated in sterling and earn interest at a fixed rate of 9.8% (2002: 9.8%) for a remaining duration of four years (2002: five years). At December 31, 2003, these amounts had a fair value of £47 million (2002: £49 million).

F – 53

15. Creditors: amounts falling due within one year
	2003 £m	2002 £m

Other creditors	1	1
Proposed dividend	110	102
Taxation	8	10

Total	119	113

16. Creditors: amounts falling due after more than one year
	2003 £m	2002 £m

Amounts owed to Reed Elsevier Group plc group	36	36

These amounts are denominated in sterling and earn interest at a fixed rate of 10.5% (2002: 10.5%) for a remaining duration of two years (2002: three years). At December 31, 2003, these amounts had a fair value of £40 million (2002: £42 million).

17. Called up share capital

	Authorised	Issued and fully paid

	2003 £m	2003 £m	2002 £m

Ordinary shares of 12.5p each	159	159	159
Unclassified shares of 12.5p each	25	—	—

Total	184	159	159

Details of shares issued under share option schemes are set out in note 18.

The authorised share capital consists of 1,471.5 million ordinary shares of 12.5p each. As at December 31, 2003, the issued share capital was 1,271.1 million (2002: 1,268.4 million) ordinary shares.

18. Share option schemes
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

Transactions during the three years ended December 31, 2003 were:

	Number of ordinary shares	Exercise price (pence)

Outstanding at December 31, 2000	4,374,895
Granted	873,282	500.0
Exercised	(621,699)	320.6-500.0
Lapsed	(594,475)

Outstanding at December 31, 2001	4,032,003
Granted	858,783	543.2
Exercised	(701,962)	336.2-500.0
Lapsed	(579,985)

Outstanding at December 31, 2002	3,608,839
Granted	1,825,263	399.6
Exercised	(932,994)	336.2-543.2
Lapsed	(825,176)

Outstanding at December 31, 2003	3,675,932

F – 54

18. Share option schemes – (continued)
The above options may, upon exercise, be met by the issue of new Reed Elsevier PLC ordinary shares. Options outstanding at December 31, 2003 were exercisable by 2008. 97,201 options had vested at December 31, 2003.

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

Transactions during the three years ended December 31, 2003 were:

	Number of ordinary shares	Exercise price (pence)

Outstanding at December 31, 2000	23,725,375
Granted	9,488,809	519.0-693.0
Exercised	(1,804,764)	208.75-611.0
Lapsed	(793,334)

Outstanding at December 31, 2001	30,616,086
Granted	8,772,673	533.0-693.0
Exercised	(2,795,419)	321.75-659.0
Lapsed	(2,312,137)

Outstanding at December 31, 2002	34,281,203
Granted	15,004,082	431.0-540.0
Exercised	(1,804,016)	321.75-537.5
Lapsed	(2,170,047)

Outstanding at December 31, 2003	45,311,222

The above outstanding options may, upon exercise, be met by the issue of new Reed Elsevier PLC ordinary shares. Options outstanding at December 31, 2003 were exercisable by 2013. 10,809,935 options had vested at December 31, 2003.

In addition to the above, 12,385,458 options were outstanding at December 31, 2003 under the Reed Elsevier Group plc Senior Executive Long Term Incentive Scheme at prices ranging between 436.5p and 700p. Subject to the achievement of total shareholder return targets, such options are exercisable from January 1, 2005 and the options will be met by the issue of new Reed Elsevier PLC ordinary shares.

Excluded from the above are options granted under the Reed Elsevier Group plc Executive Share Option Schemes (No. 2) which, upon exercise, will be met by the Reed Elsevier Employee Benefit Trust (“EBT”) from shares purchased in the market. At December 31, 2003, there were 2,407,064 such options outstanding at exercise prices ranging between 424p and 537.5p. The EBT will also be used to satisfy nil cost options granted to certain senior executives. At December 31, 2003, there were 232,461 such options outstanding.

F – 55

19. Reserves
	Share premium account £m	Shares held in treasury £m	Capital redemption reserve £m	Profit and loss reserve £m	Total £m

At January 1, 2001	926	—	4	521	1,451
As originally reported	926	—	4	521	1,451
Prior year adjustment (see note 21)	—	—	—	—	—

Profit attributable to ordinary shareholders	—	—	—	61	61
Equity dividends paid and proposed	—	—	—	(132)	(132)
Issue of ordinary shares, net of expenses	10	—	—	—	10
Exchange translation differences	—	—	—	(2)	(2)
Increase in shares held in treasury	—	(9)	—	—	(9)
Equalisation adjustments	—	—	—	(3)	(3)

At January 1, 2002	936	(9)	4	445	1,376
As originally reported	936	—	4	445	1,385
Prior year adjustment (see note 21)	—	(9)	—	—	(9)

Profit attributable to ordinary shareholders	—	—	—	89	89
Equity dividends paid and proposed	—	—	—	(143)	(143)
Issue of ordinary shares, net of expenses	15	—	—	—	15
Increase in shares held in treasury	—	(1)	—	—	(1)
Exchange translation differences	—	—	—	(98)	(98)

At January 1, 2003	951	(10)	4	293	1,238
As originally reported	951	—	4	293	1,248
Prior year adjustment (see note 21)	—	(10)	—	—	(10)

Profit attributable to ordinary shareholders	—	—	—	169	169
Equity dividends paid and proposed	—	—	—	(152)	(152)
Issue of ordinary shares, net of expenses	12	—	—	—	12
Increase in shares held in treasury	—	(10)	—	—	(10)
Exchange translation differences	—	—	—	(123)	(123)
Equalisation adjustments	—	—	—	(5)	(5)

At December 31, 2003	963	(20)	4	182	1,129

Reed Elsevier PLC’s share of the revenue reserves of the Reed Elsevier combined businesses is £261 million (2002: £402 million).

Details of shares held in treasury are provided in note 27 to the combined financial statements.

20. Contingent liabilities
There are contingent liabilities in respect of borrowings of the Reed Elsevier Group plc group and Elsevier Reed Finance BV group guaranteed by Reed Elsevier PLC as follows:

	2003 £m	2002 £m

Guaranteed jointly and severally with Reed Elsevier NV	2,692	2,934

Financial instruments disclosures in respect of the borrowings covered by the above guarantees are given in note 23 to the Reed Elsevier combined financial statements.

21. Prior year adjustment
In accordance with UITF38: Accounting for ESOP Trusts issued in 2003 by the Urgent Issues Task Force of the UK Accounting Standards Board, the Reed Elsevier combined businesses now present the shares in Reed Elsevier PLC and Reed Elsevier NV held by the Reed Elsevier Group plc Employee Benefit Trust as shares held within treasury, which are deducted within combined shareholders’ funds. Previously, such shares were included within the other fixed asset investments of the combined businesses. The consolidated balance sheet as at December 31, 2002 has been restated to reflect Reed Elsevier PLC’s share of the restatement made in the combined financial statements in relation to the presentation of shares held in treasury.

F – 56

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

Impact of US GAAP adjustments to combined financial statements
Reed Elsevier PLC accounts for its 52.9% economic interest in the Reed Elsevier combined businesses, before the effect of tax credit equalisation (see note 3), by the gross equity method in conformity with UK GAAP which is similar to the equity method in US GAAP. Using the equity method to present its net income and shareholders’ funds under US GAAP, Reed Elsevier PLC reflects its 52.9% share of the effects of differences between UK and US GAAP relating to the combined businesses as a single reconciling item. The most significant differences relate to the capitalisation and amortisation of goodwill and intangibles, pensions, deferred taxes and derivative financial instruments. A more complete explanation of the accounting policies used by the Reed Elsevier combined businesses and the differences between UK and US GAAP is given in note 29 to the Reed Elsevier combined financial statements.

Equity dividends
Under UK GAAP, dividends are provided for in the year in respect of which they are proposed by the directors. Under US GAAP, such dividends would not be provided for until they are formally declared by the directors.

Exceptional items
Exceptional items are material items within Reed Elsevier PLC’s ordinary activities which under UK GAAP are required to be disclosed separately due to their size or incidence. These items do not qualify as extraordinary under US GAAP.

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

	2003 £m	2002 £m	2001 £m

Net income/(loss) under US GAAP as reported	278	186	(16)
Add: stock based compensation (credit)/expense determined under APB25	(3)	—	8
Less: stock based compensation expense determined under SFAS123	(20)	(19)	(19)

Proforma net income/(loss) under US GAAP	255	167	(27)

Earnings per share under US GAAP
Basic — as reported (pence)
	22.0p	14.7p	(1.3)p
Basic — proforma (pence)
	20.2p	13.2p	(2.1)p
Diluted — as reported (pence)
	22.0p	14.6p	(1.3)p
Diluted — proforma (pence)
	20.2p	13.1p	(2.1)p

Additional disclosures regarding share options granted over Reed Elsevier PLC ordinary shares, and the method and assumptions used to determine fair values, are set out under share option schemes below.

F – 57

22. US accounting information – (continued)
Effects on net income of material differences between UK GAAP and US GAAP

	2003 £m	2002 £m	2001 £m

Net income under UK GAAP	169	89	61
Impact of US GAAP adjustments to combined financial statements	109	97	(77)

Net income/(loss) under US GAAP	278	186	(16)

Basic earnings/(loss) per ordinary share under US GAAP (pence)	22.0p	14.7p	(1.3)p

Diluted earnings/(loss) per ordinary share under US GAAP (pence)	22.0p	14.6p	(1.3)p

The basic and diluted earnings/(loss) per ordinary share under US GAAP includes a 52.9% share of the exceptional items, as follows:
(i)

for 2003, 2.0p loss in respect of reorganisation costs related to employee severance, principally in Legal and Business segments, and acquisition related costs arising on the integration and rationalisation of Harcourt and other recent acquisitions, and 3.6p gain in respect of the disposal of businesses and fixed asset investments; and

(ii)

for 2002, 3.1p loss in respect of reorganisation costs related to employee severance, principally in the Business and Legal segments, and acquisition related costs arising on the integration and rationalisation of Harcourt and other recent acquisitions, and 3.6p gain in respect of the disposal of businesses and fixed asset investments; and

(iii)	for 2001, 1.5p loss in respect of reorganisation costs, principally headcount reduction in the Business division, and acquisition related costs arising from the integration of Harcourt and other recent acquisitions, and 1.9p gain primarily in respect of the disposal of OAG Worldwide, Cahners Travel Group, Bowker and certain training businesses in the Netherlands.
Effects on shareholders’ funds of material differences between UK and US GAAP
	2003 £m	2002 £m

Shareholders’ funds under UK GAAP	1,288	1,397
Impact of US GAAP adjustments to combined financial statements	350	269
Equity dividends not declared in the period	110	102

Shareholders’ funds under US GAAP	1,748	1,768

Comprehensive Income Information
SFAS130: Reporting Comprehensive Income requires that all items that are required to be recognised as components of comprehensive income under US GAAP are reported in a separate financial statement. Under US GAAP, comprehensive income for 2003 would be £131 million (2002: £56 million; 2001: £10 million loss). Under US GAAP, comprehensive income per share for 2003 would be 10.4p (2002: 4.4p; 2001: 0.8p loss;). Comprehensive income under US GAAP comprises net income for the financial year, share of the comprehensive income items arising in the combined businesses, equalisation and exchange translation differences.

F – 58

22. US accounting information – (continued)
Share option schemes
A summary of the share option schemes operated over Reed Elsevier PLC ordinary shares is set out in note 18. Additional information is also provided under Item 6: Directors, Senior Management and Employees, including performance conditions.

The tables set out below provide additional information regarding share options granted over Reed Elsevier PLC ordinary shares under the savings related share option scheme, the Executive Share Option Scheme and the Reed Elsevier Group plc Senior Executive Long Term Incentive Scheme which may be met from the issue of ordinary shares for the three years ended December 31, 2003.

Movement in options outstanding

	2003		2002		2001

	Number of ordinary shares	Weighted average exercise price (pence)	Number of ordinary shares	Weighted average exercise price (pence)	Number of ordinary shares	Weighted average exercise price (pence)

Outstanding at January 1,	50,789,180	517	47,998,993	497	42,471,136	466
Granted	16,829,345	446	9,600,847	595	10,371,430	606
Exercised	(2,577,949)	443	(3,497,381)	471	(2,406,463)	474
Lapsed	(3,667,964)	481	(3,313,279)	496	(2,437,110)	448

Outstanding at December 31,	61,372,612	503	50,789,180	517	47,998,993	497

Exercisable at December 31,	10,907,136	505	4,397,692	529	5,895,494	532

Options granted during year
	2003		2002		2001

	Weighted average exercise price (pence)	Weighted average fair value (pence)	Weighted average exercise price (pence)	Weighted average fair value (pence)	Weighted average exercise price (pence)	Weighted average fair value (pence)

Options whose exercise price is less than the market price of ordinary shares on date of grant	400	187	543	238	500	243
Options whose exercise price equals the market price of ordinary shares on date of grant	452	115	600	142	616	179

The number of ordinary shares under options granted in 2003 included above where the exercise price is less than the market price on date of grant was 1,825,263 (2002: 858,783; 2001: 873,282).

The fair value of each option grant is estimated on the date of grant using the Black Scholes option pricing model with the following assumptions for grants made in the year:

	2003	2002	2001

Expected life (years)	3.1	3.1	3.3
Expected dividend yield	1.87%	1.79%	1.86%
Expected volatility	35.18%	32.08%	38.64%
Risk free interest rate	4.79%	4.37%	5.05%

F – 59

22. US accounting information – (continued) Options outstanding at December 31, 2003
	Options outstanding			Options exercisable

Range of exercise prices (pence)	Number of ordinary shares	Weighted average remaining period to vesting (years)	Weighted average exercise price (pence)	Number of ordinary shares	Weighted average exercise price (pence)

301-350	721,673	1.46	336	58,167	336
351-400	1,725,968	3.38	400	—	—
401-450	17,596,854	0.54	430	3,974,082	420
451-500	16,179,494	1.88	455	1,289,391	473
501-550	4,691,461	0.63	528	1,601,090	537
551-600	12,524,300	0.82	589	2,829,441	575
601-650	2,425,376	0.49	626	897,160	618
651-700	5,507,486	0.20	663	257,805	671

	61,372,612	1.02	503	10,907,136	505

The majority of options are subject to performance conditions that must be met before they can vest. The weighted average remaining period to vesting is presented on the basis that these performance conditions are met.

F – 60

Return to contents REED ELSEVIER NV GROUP FINANCIAL STATEMENTS

F – 61

Return to contents

REPORT OF INDEPENDENT AUDITORS

To the members of the supervisory and executive boards and the shareholders of Reed Elsevier NV.

We have audited the accompanying group balance sheets of Reed Elsevier NV as of December 31, 2003 and 2002, and the related group profit and loss account and statement of total recognised gains and losses, reconciliation of shareholders’ funds and cash flow statement for the three years ended December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such group financial statements present fairly, in all material respects, the financial position of Reed Elsevier NV at December 31, 2003 and 2002 and the results of its operations and its cash flows for the three years ended December 31, 2003, in conformity with accounting principles generally accepted in the United Kingdom.

Accounting principles generally accepted in the United Kingdom vary in significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of net income for the each of the three years ended December 31, 2003, and the determination of shareholders’ funds at December 31, 2003 and 2002, to the extent summarised in note 21 to the group financial statements.

DELOITTE ACCOUNTANTS
Amsterdam, The Netherlands
February 18, 2004

F – 62

Return to contents REED ELSEVIER NV GROUP PROFIT AND LOSS ACCOUNT FOR THE YEAR ENDED DECEMBER 31, 2003
	Note	2003 €m	2002 €m	2001 €m

Turnover
Including share of turnover of joint ventures		3,571	3,991	3,671
Less: share of turnover of joint ventures		(3,571)	(3,991)	(3,671)

		—	—	—
Administrative expenses		(3)	(3)	(3)

Operating loss (before joint ventures)	3	(3)	(3)	(3)

Share of operating profit of joint ventures		482	406	318
Before amortisation and exceptional items	4	858	904	800
Amortisation of goodwill and intangible assets		(323)	(419)	(403)
Exceptional items		(53)	(79)	(79)

Operating profit including joint ventures		479	403	315

Share of non operating exceptional items of joint ventures		19	(9)	20

		19	(9)	20

Net interest income/(expense)
Company	7	7	7	63
Share of net interest of joint ventures		(129)	(171)	(177)

		(122)	(164)	(114)

Profit on ordinary activities before taxation		376	230	221
Tax on profit on ordinary activities		(134)	(86)	(120)

Profit attributable to ordinary shareholders		242	144	101
Equity dividends paid and proposed	9	(221)	(221)	(221)

Retained profit/(loss) taken to reserves		21	(77)	(120)

	Note	2003 €	2002 €	2001 €

Group earnings per share (“EPS”)
Basic EPS	10	0.31	0.18	0.13
Diluted EPS	10	0.31	0.18	0.13

The above amounts derive from continuing activities.
Group financial statements, reflecting Reed Elsevier NV’s 50% interest in the Reed Elsevier combined businesses are presented using the gross equity method.
The accompanying notes on pages F-67 to F-78 are an integral part of these group financial statements

F – 63

Return to contents REED ELSEVIER NV GROUP CASH FLOW STATEMENT FOR THE YEAR ENDED DECEMBER 31, 2003
	Note	2003 €m	2002 €m	2001 €m

Net cash outflow from operating activities	11	(2)	—	(3)
Dividends received from joint ventures		200	150	100

Interest received		7	6	62

Returns on investments and servicing of finance		7	6	62

Taxation		(2)	(3)	17
Fixed asset investments		—	—	(916)

Acquisitions and disposals		—	—	(916)

Equity dividends paid		(215)	(222)	(204)

Cash outflow before changes in short term investments and financing		(12)	(69)	(944)
Decrease in short term investments		8	10	946
Issue of shares, net of expenses		3	22	92
Net issue/(repayment) of debenture loans		1	(1)	(1)
Decrease/(increase) in funding balances to joint ventures	11	—	38	(93)

Financing		4	59	(2)

Change in net cash		—	—	—

Short term investments include deposits of under one year if the maturity or notice period exceeds 24 hours, commercial paper investments and interest bearing securities that can be realised without significant loss at short notice.

Group financial statements, reflecting Reed Elsevier NV’s 50% interest in the Reed Elsevier combined businesses are presented using the gross equity method.
The accompanying notes on pages F-67 to F-78 are an integral part of these group financial statements

F – 64

Return to contents REED ELSEVIER NV GROUP STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES FOR THE YEAR ENDED DECEMBER 31, 2003
	2003 €m	2002 €m	2001 €m

Profit attributable to ordinary shareholders	242	144	101
Exchange translation differences	(310)	(303)	42
Equalisation adjustments	—	—	(88)

Total recognised gains and losses	(68)	(159)	55

Return to contents REED ELSEVIER NV GROUP BALANCE SHEET AS AT DECEMBER 31, 2003
	Note	2003 €m	2002 €m

Fixed assets
Investment in joint ventures:	12
Share of gross assets		5,805	6,609
Share of gross liabilities		(3,901)	(4,429)

Share of net assets		1,904	2,180

Current assets
Debtors	13	56	56
Short term investments		7	15

		63	71
Creditors: amounts falling due within one year	14	(174)	(167)

Net current liabilities		(111)	(96)

Total assets less current liabilities		1,793	2,084
Creditors: amounts falling due after more than one year	15	(65)	(65)

Net assets		1,728	2,019

Capital and reserves
Share capital issued	17	47	47
Paid in surplus	18	1,463	1,460
Shares held in treasury	18	(27)	(15)
Reserves	18	245	527

Shareholders’ funds		1,728	2,019

Group financial statements, reflecting Reed Elsevier NV’s 50% interest in the Reed Elsevier combined businesses are presented using the gross equity method.
The accompanying notes on pages F-67 to F-78 are an integral part of these group financial statements

F – 65

Return to contents REED ELSEVIER NV GROUP RECONCILIATION OF SHAREHOLDERS’ FUNDS FOR THE YEAR ENDED DECEMBER 31, 2003
	Note	2003 €m	2002 €m	2001 €m

Profit attributable to ordinary shareholders		242	144	101
Equity dividends paid and proposed		(221)	(221)	(221)
Issue of shares, net of expenses		3	22	110
Increase in shares held in treasury		(13)	(1)	(14)
Exchange translation differences		(310)	(303)	42
Equalisation adjustments		8	—	(88)

Net decrease in shareholders’ funds		(291)	(359)	(70)
Shareholders’ funds at January 1	18	2,019	2,378	2,448
Before prior year adjustment		2,034	2,392	2,448
Prior year adjustment in relation to the presentation of shares held in treasury	20	(15)	(14)	—

Shareholders’ funds at December 31	1,728	2,019	2,378

Group financial statements, reflecting Reed Elsevier NV’s 50% interest in the Reed Elsevier combined businesses are presented using the gross equity method.
The accompanying notes on pages F-67 to F-78 are an integral part of these group financial statements

F – 66

Return to contents

REED ELSEVIER NV
NOTES TO THE GROUP FINANCIAL STATEMENTS

1. Basis of financial statements
These group financial statements, reflecting Reed Elsevier NV’s 50% interest in the Reed Elsevier combined businesses, report the group profit and loss account, cash flow and financial position of Reed Elsevier NV and are presented using the gross equity method. The group financial statements have been prepared under the historical cost convention and in accordance with UK GAAP. These principles differ in certain significant respects from US GAAP; see note 21. Unless otherwise indicated, all amounts shown in the group financial statements are stated in euros (“€”). Certain disclosures required to comply with Dutch statutory reporting requirements have been omitted.

The Reed Elsevier combined financial statements form an integral part of the notes to Reed Elsevier NV’s group financial statements.

As a consequence of the merger of the company’s businesses with those of Reed Elsevier PLC, the shareholders of Reed Elsevier NV and Reed Elsevier PLC can be regarded as having the interests of a single economic group, enjoying substantially equivalent ordinary dividend and capital rights in the earnings and net assets of the Reed Elsevier combined businesses.

Adoption of UK GAAP
The group financial statements have been prepared in accordance with generally accepted accounting principles in the United Kingdom (“UK GAAP”). Prior to 2003, Reed Elsevier NV presented statutory financial statements prepared in accordance with generally accepted accounting principles in the Netherlands (“Dutch GAAP”) and the combined financial statements were prepared in accordance with both UK and Dutch GAAP. Following changes to Dutch GAAP effective for the 2003 financial year in respect of the presentation of dividends and pension accounting, UK GAAP and Dutch GAAP have diverged. As permitted by Article 362.1 of Book 2 Title 9 of the Netherlands Civil Code, Reed Elsevier NV has therefore determined to prepare its financial statements in accordance with UK GAAP, thereby ensuring consistency with the prior year of the accounting policies applied within the Reed Elsevier combined financial statements, and with the accounting policies of Reed Elsevier PLC.

2. Accounting policies
Reed Elsevier NV holds a majority interest in Elsevier Reed Finance BV (61%) and is therefore prima facie required to prepare consolidated financial statements in accordance with Book 2 Title 9 of the Netherlands Civil Code. However, management believes that a better insight into the financial position and results of Reed Elsevier NV is provided by looking at the investment in the combined businesses in aggregate, as presented in the Reed Elsevier combined financial statements.

Reed Elsevier NV group financial statements are presented, as in prior years, incorporating Reed Elsevier NV’s investments in the Reed Elsevier combined businesses accounted for using the gross equity method, as adjusted for the effects of the equalisation arrangement between Reed Elsevier NV and Reed Elsevier PLC. The arrangement lays down the distribution of dividends and net assets in such a way that Reed Elsevier NV’s share in the profit and net assets of the Reed Elsevier combined businesses equals 50%, with all settlements accruing to shareholders from the equalisation arrangements taken directly to reserves.

Because the dividend paid to shareholders by Reed Elsevier NV is equivalent to the Reed Elsevier PLC dividend plus the UK tax credit received by certain Reed Elsevier PLC shareholders, Reed Elsevier NV normally distributes a higher proportion of the combined profit attributable than Reed Elsevier PLC. Reed Elsevier PLC’s share in this difference in dividend distributions is settled with Reed Elsevier NV and is credited directly to group reserves under equalisation. Reed Elsevier NV can pay a nominal dividend on its R-shares held by Reed Elsevier PLC that is lower than the dividend on the ordinary shares. Reed Elsevier PLC is compensated by direct dividend payments by Reed Elsevier Group plc. Equally, Reed Elsevier NV has the possibility to receive dividends directly from Dutch affiliates. The settlements flowing from these arrangements are also taken directly to group reserves under equalisation.

In accordance with UITF38: Accounting for ESOP Trusts issued in December 2003 by the UK Accounting Standards Board, shares in Reed Elsevier NV and Reed Elsevier PLC purchased by the Reed Elsevier Group plc Employee Benefit Trust, previously included within share of gross assets of joint ventures, are presented as shares held in treasury and deducted within group shareholders’ funds. Prior year comparatives have been restated accordingly.

Other than in respect of the representation of shares held in treasury, the adoption of UK GAAP had no effect on group shareholders’ funds or on the group earnings compared to the amounts that would have been reported under Dutch GAAP.

Combined financial statements
The accounting policies adopted in the preparation of the combined financial statements are set out in note 2 to the Reed Elsevier combined financial statements.

These include policies in relation to goodwill and intangible assets. Such assets are amortised over their estimated useful economic lives, which due to their longevity, may be for periods in excess of five years.

F – 67

2. Accounting policies – (continued)
Basis of valuation of assets and liabilities
Reed Elsevier NV’s 50% economic interest in the net assets of the combined businesses has been shown on the group balance sheet as interests in joint ventures, net of the assets and liabilities reported as part of Reed Elsevier NV. Joint ventures are accounted for using the gross equity method.

Short term investments are stated at the lower of cost and net realisable value. Other assets and liabilities are stated at historical cost, less provision, if appropriate, for any impairment in value.

Foreign exchange translation
Group profit and loss and cash flow items are translated at average exchange rates. In the group balance sheet, assets and liabilities are translated at rates ruling at the balance sheet date or contracted rates where applicable. The gains or losses relating to the retranslation of Reed Elsevier NV’s 50% interest in the net assets of the combined businesses are taken directly to group reserves.

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

3. Operating loss
Operating loss is stated after the gross remuneration for present and former directors of Reed Elsevier NV in respect of services rendered to Reed Elsevier NV and the combined businesses. Fees for members of the supervisory board of Reed Elsevier NV of €0.2 million (2002: €0.1 million) are included in gross remuneration. In so far as gross remuneration is related to services rendered to Reed Elsevier Group plc and Elsevier Reed Finance BV, it is borne by these companies.

4. Income from interests in joint ventures

	2003 €m	2002 €m	2001 €m

Share of operating profit before amortisation and exceptional items	855	901	797
Administrative expenses reported within Reed Elsevier NV group	3	3	3

Total	858	904	800

5. Auditors’ remuneration
Audit fees payable for the company were €44,000 (2002: €43,000; 2001: €42,000).

6. Directors’ emoluments
Information on directors’ remuneration, share options, longer term incentive plans, pension contributions and entitlements is set out in Item 6: Directors, Senior Management and Employees and forms part of these financial statements.

7. Net interest

	2003 €m	2002 €m	2001 €m

Interest on receivables from joint ventures	3	3	6
Other interest	4	4	57

Net interest income	7	7	63

F – 68

8. Tax on profit on ordinary activities
	2003 €m	2002 €m	2001 €m

Dutch corporation tax	1	2	21
Share of tax arising in joint ventures	133	84	99

Total	134	86	120

Dutch corporation tax has been provided at 34.5% (2002: 34.5%; 2001: 35%).

The share of tax arising in joint ventures as a proportion of the share of profit before tax is increased due to non tax- deductible amortisation and, in 2003 and 2002, reduced due to exceptional tax credits.

9. Dividends

	2003 €m	2002 €m	2001 €m

Ordinary shares
Interim	59	65	64
Final (2003 proposed)	162	156	157
R-shares	—	—	—

Total	221	221	221

	2003 €	2002 €	2001 €

Ordinary shares of €0.06 each
Interim	0.08	0.09	0.09
Final (2003 proposed)	0.22	0.21	0.21
R-shares of €0.60 each	—	—	—

Total	0.30	0.30	0.30

10. Earnings per ordinary share (EPS)
	2003

	Weighted average number of shares (millions)	Group earnings €m	Group EPS €

Basic EPS	783.9	242	0.31
Diluted EPS	783.9	242	0.31
	2002

	Weighted average number of shares (millions)	Group earnings €m	Group EPS €

Basic EPS	783.2	144	0.18
Diluted EPS	786.6	144	0.18

F – 69

10. Earnings per ordinary share (EPS) – (continued)
	2001

	Weighted average number of shares (millions )	Group earnings €m	Group EPS €

Basic EPS	780.4	101	0.13
Diluted EPS	785.6	101	0.13

The diluted EPS figures are calculated after taking into account the effect of share options. 11. Cash flow statement Reconciliation of operating loss to net cash outflow from operating activities
	2003 €m	2002 €m	2001 €m

Operating loss	(3)	(3)	(3)
Net movement in debtors and creditors	1	3	—

Net cash flow from operating activities	(2)	—	(3)

Reconciliation of net funding balances with joint ventures
€m

At January 1, 2001	(5)
Cash flow	93

At December 31, 2001	88
Cash flow	(38)

At December 31, 2002	50
Cash flow	—

At December 31, 2003	50

12. Fixed asset investments
	2003 €m	2002 €m

Gross equity accounted investments in joint ventures
Share of operating profit	482	406
Share of non operating exceptional items	19	(9)
Share of net interest payable	(129)	(171)

Share of profit before tax	372	226
Share of taxation	(133)	(84)

Share of profit after tax	239	142
Dividends received	(200)	(150)
Increase in shares held in treasury	(13)	(1)
Exchange translation differences	(310)	(303)
Equalisation adjustments	8	—

Net movement in the year	(276)	(312)
At January 1	2,180	2,492
Before prior year adjustment	2,195	2,506
Prior year adjustment (see note 20)	(15)	(14)

At December 31	1,904	2,180

F – 70

12. Fixed asset investments – (continued) The investment in joint ventures comprises the group share at the following amounts of:
	2003 €m	2002 €m

Fixed assets	4,073	4,910
Current assets	1,732	1,699
Creditors: amounts falling due within one year	(2,343)	(2,609)
Creditors: amounts falling due after more than one year	(1,430)	(1,731)
Provisions	(120)	(84)
Minority interests	(8)	(5)

Total	1,904	2,180

Included within share of current assets and creditors are cash and short term investments of €446 million (2002: €421 million) and borrowings of €2,130 million (2002: €2,520 million) respectively.

13. Debtors

	2003 €m	2002 €m

Joint ventures	50	50
Other accounts receivable	6	6

Total	56	56

Amounts falling due after more than one year are €nil (2002: €nil). 14. Creditors: amounts falling due within one year
	2003 €m	2002 €m

Proposed dividend	162	156
Taxation	9	10
Other creditors	3	1

Total	174	167

15. Creditors: amounts falling due after more than one year
	2003 €m	2002 €m

Debenture loans	7	6
Taxation	58	58
Other creditors	—	1

Total	65	65

Debenture loans comprise four convertible personnel debenture loans with a weighted average interest rate of 5.2%. Depending on the conversion terms, the surrender of €227 or €200 par value debenture loans qualifies for the acquisition of 20-50 Reed Elsevier NV ordinary shares.

F – 71

16. Share option schemes
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

Transactions during the three years ended December 31, 2003 were:

	Number of ordinary shares	Exercise price €

Outstanding at December 31, 2000	11,789,545
Granted	6,758,464	11.65-15.43
Exercised	(661,415)	10.45-13.55
Lapsed	(470,024)

Outstanding at December 31, 2001	17,416,570
Granted	6,144,157	11.97-16.00
Exercised	(1,136,046)	10.45-14.75
Lapsed	(1,401,347)

Outstanding at December 31, 2002	21,023,334
Granted	10,693,251	8.81-11.04
Exercised	(408,141)	9.34-11.10
Lapsed	(1,622,242)

Outstanding at December 31, 2003	29,686,202

The above outstanding options may, upon exercise, be met by the issue of new Reed Elsevier NV ordinary shares. Options outstanding at December 31, 2003 were exercisable by 2013. 8,065,918 options had vested at December 31, 2003.

In addition to the above, 8,670,539 options were outstanding at December 31, 2003 under the Reed Elsevier Group plc Senior Executive Long Term Incentive Scheme at prices ranging between €10.73 and €15.66. Subject to the achievement of total shareholder return targets, such options are exercisable from January 1, 2005 and the options will be met by the issue of new Reed Elsevier NV ordinary shares.

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

Transactions during the three years ended December 31, 2003 were:

	Number of ordinary shares	Exercise price €

Outstanding at December 31, 2000	1,895,003
Granted	—
Exercised	(177,000)	11.93-14.11

Outstanding at December 31, 2001	1,718,003
Granted	—
Exercised	(632,078)	14.11

Outstanding at December 31, 2002	1,085,925
Granted	—
Exercised	—
Lapsed	(560,879)

Outstanding at December 31, 2003	525,046

The above outstanding options may, upon exercise, be met by the issue of new Reed Elsevier NV ordinary shares. Options outstanding at December 31, 2003 were exercisable by 2009. All options had vested at December 31, 2003.

F – 72

16. Share option schemes – (continued)
Excluded from the above are options granted under the Reed Elsevier Group plc Executive Share Option Schemes (No. 2) which, upon exercise, will be met by the Reed Elsevier Employee Benefit Trust (“EBT”) from shares purchased in the market. At December 31, 2003, there were 1,428,073 such options outstanding at exercise prices ranging between €9.57 and €13.55. The EBT will also be used to satisfy nil cost options granted to certain senior executives. At December 31, 2003, there were 108,956 such options outstanding.

17. Called up share capital

	Authorised		Issued and fully paid

			2003		2002

	No. of shares	€m	No. of shares	€m	No. of shares	€m

Ordinary shares €0.06	2,100,000,000	126	738,760,906	44	738,355,094	44
R-shares €0.60	30,000,000	18	4,679,249	3	4,679,249	3

Total		144		47		47

The R-shares are held by a subsidiary company of Reed Elsevier PLC. The R-shares are convertible at the election of the holder into ten ordinary shares each. They have otherwise the same rights as the ordinary shares, except that Reed Elsevier NV may pay a lower dividend on the R-shares.

F – 73

18. Group shareholders’ funds
	Share capital issued	Paid-in surplus	Shares held in treasury	Reserves	Total
	€m	€m	€m	€m	€m

At January 1, 2001	47	1,328	—	1,073	2,448
Before prior year adjustment	47	1,328	—	1,073	2,448
Prior year adjustment (see note 20)	—	—	—	—	—
Profit attributable to ordinary shareholders	—	—	—	101	101
Equity dividends paid and proposed	—	—	—	(221)	(221)
Issue of shares, net of expenses	—	110	—	—	110
Increase in shares held in treasury	—	—	(14)	—	(14)
Exchange translation differences	—	—	—	42	42
Equalisation adjustments	—	—	—	(88)	(88)

At January 1, 2002	47	1,438	(14)	907	2,378
Before prior year adjustment	47	1,438	—	907	2,392
Prior year adjustment (see note 20)	—	—	(14)	—	(14)
Profit attributable to ordinary shareholders	—	—	—	144	144
Equity dividends paid and proposed	—	—	—	(221)	(221)
Issue of shares, net of expenses	—	22	—	—	22
Increase in shares held in treasury	—	—	(1)	—	(1)
Exchange translation differences	—	—	—	(303)	(303)

At January 1, 2003	47	1,460	(15)	527	2,019
Before prior year adjustment	47	1,460	—	527	2,034
Prior year adjustment (see note 20)	—	—	(15)	—	(15)
Profit attributable to ordinary shareholders	—	—	—	242	242
Equity dividends paid and proposed	—	—	—	(221)	(221)
Issue of shares, net of expenses	—	3	—	—	3
Increase in shares held in treasury	—	—	(13)	—	(13)
Equalisation adjustments	—	—	—	8	8
Exchange translation differences	—	—	1	(311)	(310)

At December 31, 2003	47	1,463	(27)	245	1,728

Other than in respect of the representation of shares held in treasury (see note 20), the adoption of UK GAAP by Reed Elsevier NV had no impact on group shareholders’ funds as at January 1, 2003 or on the group earnings for the year ended December 31, 2003 compared to the amounts that would have been reported under Dutch GAAP.

Within paid-in surplus, an amount of €1,286 million (2002: €1,283 million) is free of tax.

Details of shares held in treasury are provided in note 27 to the combined financial statements.

F – 74

19. Contingent liabilities There are contingent liabilities in respect of borrowings of the Reed Elsevier Group plc group and Elsevier Reed Finance BV group guaranteed by Reed Elsevier NV as follows:
	2003 €m	2002 €m

Guaranteed jointly and severally with Reed Elsevier PLC	3,822	4,493

Financial instruments disclosures in respect of the borrowings covered by the above guarantees are given in note 23 to the Reed Elsevier combined financial statements.

20. Prior year adjustment
In accordance with UITF38: Accounting for ESOP Trusts issued in December 2003 by the Urgent Issues Task Force of the UK Accounting Standards Board, the Reed Elsevier combined businesses now present the shares in Reed Elsevier PLC and Reed Elsevier NV held by the Reed Elsevier Group plc Employee Benefit Trust as shares held within treasury, which are deducted within combined shareholders’ funds. Previously, such shares were included within the other fixed asset investments of the combined businesses. The group balance sheet as at December 31, 2002 has been restated to reflect Reed Elsevier NV’s share of the restatement made in the combined financial statements in relation to the presentation of shares held in treasury.

21. US accounting information
Summary of the principal differences between UK and US GAAP
The group financial statements are prepared in accordance with UK GAAP, which differs in certain significant respects from US GAAP. These differences relate principally to the following items and the effect of material differences on net income and shareholders’ funds is shown in the following tables.

Impact of US GAAP adjustments to combined financial statements
Reed Elsevier NV accounts for its 50% economic interest in the Reed Elsevier combined businesses, before the effect of tax credit equalisation, by the gross equity method in conformity with UK GAAP which is similar to the equity method in US GAAP. Using the equity method to present its net income and shareholders’ funds under US GAAP, Reed Elsevier NV reflects its 50% share of the effects of differences between UK and US GAAP relating to the combined businesses as a single reconciling item. The most significant differences relate to the capitalisation and amortisation of goodwill and intangibles, pensions, deferred taxes and derivative financial instruments. A more complete explanation of the accounting policies used by the Reed Elsevier combined businesses and the differences between UK and US GAAP is given in note 29 to the Reed Elsevier combined financial statements.

Equity dividends
Under UK GAAP, dividends are provided for in the year in respect of which they are proposed by the directors. Under US GAAP, such dividends would not be provided for until they are formally declared by the directors.

Exceptional items
Exceptional items are material items within Reed Elsevier NV’s ordinary activities which under UK GAAP are required to be disclosed separately due to their size or incidence. These items do not qualify as extraordinary under US GAAP.

F – 75

21. US accounting information – (continued)
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

	2003 €m	2002 €m	2001 €m

Net income/(loss) under US GAAP as reported	401	303	(5)
Add: stock based compensation (credit)/expense determined under APB25	(4)	—	11
Less: stock based compensation expense determined under SFAS123	(27)	(28)	(28)

Proforma net income/(loss) under US GAAP	370	275	(22)

Earnings per share under US GAAP
Basic — as reported (€)
	0.51	0.39	(0.01)
Basic — proforma (€)
	0.47	0.35	(0.03)
Diluted — as reported (€)
	0.51	0.39	(0.01)
Diluted — proforma (€)
	0.47	0.35	(0.03)

Additional disclosures regarding share options granted over Reed Elsevier NV ordinary shares, and the method and assumptions used to determine fair values, are set out under share options schemes below.

Effects on net income of material differences between UK and US GAAP

	2003 €m	2002 €m	2001 €m

Net income under UK GAAP	242	144	101
Impact of US GAAP adjustments to combined financial statements	159	159	(106)

Net income/(loss) under US GAAP	401	303	(5)

Basic earnings/(loss) per share under US GAAP (€)	0.51	0.39	(0.01)

Diluted earnings/(loss) per share under US GAAP (€)	0.51	0.39	(0.01)

The basic and diluted earnings/(loss) per share under US GAAP includes a 50% share of the exceptional items, as follows:
(i)

for 2003, €0.05 loss in respect of reorganisation costs related to employee severance, principally in the Business and Legal segments, and acquisition related costs arising on the integration and rationalisation of Harcourt and other recent acquisitions, and €0.08 gain in respect of the disposal of businesses and fixed asset investments;

(ii)

for 2002, €0.08 loss in respect of reorganisation costs related to employee severance, principally in the Business and Legal segments, and acquisition related costs arising on the integration and rationalisation of Harcourt and other recent acquisitions, and €0.09 gain in respect of the disposal of businesses and fixed asset investments; and

(ii)

for 2001, €0.04 loss in respect of reorganisation costs, principally headcount reduction in the Business division, and acquisition related costs arising from the integration of Harcourt and other recent acquisitions, and €0.05 gain primarily in respect of the disposal of OAG Worldwide, Cahners Travel Group, Bowker and certain training businesses in the Netherlands.

F – 76

21. US accounting information – (continued) Effects on shareholders’ funds of material differences between UK and US GAAP
	2003 €m	2002 €m

Shareholders’ funds under UK GAAP	1,728	2,019
Impact of US GAAP adjustments to combined financial statements	455	383
Equity dividends not declared in the period	162	156

Shareholders’ funds under US GAAP	2,345	2,558

Comprehensive Income Information

SFAS130: Reporting Comprehensive Income requires that all items that are required to be recognised as components of comprehensive income under US GAAP are reported in a separate financial statement. Under US GAAP, comprehensive income for 2003 would be €23 million (2002: €81 million loss; 2001: €44 million loss). Under US GAAP, comprehensive income per share for 2003 would be €0.03 (2002: €0.10 loss; 2001: €0.06 loss). Comprehensive income under US GAAP comprises net income for the financial year, share of the comprehensive income items arising in the combined businesses, equalisation and exchange translation differences.

Share option schemes
A summary of the share option schemes operated over Reed Elsevier NV ordinary shares is set out in note 16.

The tables set out below provide additional information regarding share options granted over Reed Elsevier NV ordinary shares under the Executive Share Option Scheme and the Reed Elsevier Group plc Senior Executive Long Term Incentive Scheme which may be met from the issue of new ordinary shares for the three years ended December 31, 2003.

Movement in options outstanding

	2003		2002		2001

	Number of ordinary shares	Weighted average exercise price (€ )	Number of ordinary shares	Weighted average exercise price (€ )	Number of ordinary shares	Weighted average exercise price (€ )

Outstanding at January 1,	31,139,283	12.56	28,480,754	12.27	23,743,865	11.79
Granted	10,693,251	9.35	6,174,766	13.90	6,762,537	13.82
Exercised	(408,141)	10.37	(1,771,766)	12.44	(831,544)	11.28
Lapsed	(2,542,606)	12.72	(1,744,471)	12.56	(1,194,104)	12.13

Outstanding at December 31,	38,881,787	11.69	31,139,283	12.58	28,480,754	12.27

Exercisable at December 31,	8,590,964	11.81	1,665,165	15.21	2,493,293	15.01

Options granted during year
	2003		2002		2001

	Weighted average exercise price (€ )	Weighted average fair value (€ )	Weighted average exercise price (€ )	Weighted average fair value (€ )	Weighted average exercise price (€ )	Weighted average fair value (€ )

Options whose exercise price equals the market price of ordinary shares on date of grant	9.35	2.32	13.90	2.56	13.82	3.27

The fair value of each option grant is estimated on the date of grant using the Black Scholes option pricing model with the following assumptions for grants made in the year:
	2003	2002	2001

Expected life (years)	2.9	3.0	3.2
Expected dividend yield	2.30%	2.19%	2.20%
Expected volatility	36.48%	24.86%	30.64%
Risk free interest rate	4.25%	4.21%	5.11%

F – 77

21. US accounting information – (continued) Options outstanding at December 31, 2003
	Options outstanding			Options exercisable

Range of exercise prices (€)	Number of ordinary shares	Weighted average remaining period to vesting (years )	Weighted average exercise price (€ )	Number of ordinary shares	Weighted average exercise price (€ )

8.01-9.00	9,030	2.19	8.81	—	—
9.01-10.00	10,309,869	2.05	9.34	38,984	—
10.01-11.00	11,511,438	0.57	10.62	4,961,745	10.47
11.01-12.00	2,449,631	0.56	11.51	618,452	11.10
12.01-13.00	529,077	0.65	12.36	312,252	12.19
13.01-14.00	8,415,022	0.83	13.81	1,602,232	13.58
14.01-15.00	4,401,533	0.27	14.77	286,278	14.82
15.01-16.00	982,625	0.28	15.60	497,459	15.70
16.01-17.00	—	—	—	—	—
17.01-18.00	273,562	—	17.07	273,562	17.07

	38,881,787	0.98	11.69	8,590,964	11.81

The majority of options are subject to performance conditions that must be met before they can vest. The weighted average remaining period to vesting is presented on the basis that these performance conditions are met.

F – 78

GLOSSARY OF TERMS
Terms used in Annual Report on Form 20-F	US equivalent or brief description
Accruals	Accrued expenses
Adjusted operating profit	Operating profit before amortisation of goodwill and intangible assets and exceptional items presented in accordance with SFAS131: Disclosures about Segments of an Enterprise and Related Information
Allotted	Issued
Associate	An entity in which Reed Elsevier has a participating interest and, in the opinion of the directors, can exercise significant influence on its management
Bank borrowings	Payable to banks
Called up share capital	Issued share capital
Capital allowances	Tax term equivalent to US tax depreciation allowances
Capital and reserves	Shareholders’ equity
Combined businesses	Reed Elsevier PLC, Reed Elsevier NV, Reed Elsevier Group plc and Elsevier Reed Finance BV and their respective subsidiaries, associates and joint ventures
Creditors	Liabilities/payables
Current instalments of loans	Long term debt due within one year
Debtors	Receivables and prepaid expenses
EPS	Earnings per ordinary share
Finance lease	Capital lease
Fixed asset investments	Non-current investments
Freehold	Ownership with absolute rights in perpetuity
Gross equity method

A modified form of the equity method of accounting, which is required under UK GAAP for joint ventures. Under the gross equity method, additional information is provided on the share of turnover, gross assets and gross liabilities of joint ventures

Interest receivable	Interest income
Interest payable	Interest expense
Loans	Long term debt
Net cash acquired	Cash less debt acquired with a business
Prepayments	Prepaid expenses
Profit	Income
Profit and loss account	Income statement/statement of income
Profit attributable	Net income
Reed Elsevier	Reed Elsevier PLC, Reed Elsevier NV, Reed Elsevier Group plc and Elsevier Reed Finance BV and their respective subsidiaries, associates and joint ventures
Short term investments	Redeemable securities and short term deposits
Shareholders’ funds	Shareholders’ equity
Share premium account	Premiums paid in excess of par value of ordinary shares
Tangible fixed assets	Property, plant and equipment
Turnover/revenues	Sales
Underlying growth	The year on year growth calculated excluding the effects of acquisitions, disposals and the impact of currency translation

F – 79

Return to contents
ITEM 19: EXHIBITS

Exhibits filed as part of this annual report
1.1	Memorandum and Articles of Association of Reed Elsevier PLC (incorporated by reference from Exhibit 1.1 to the 2002 Annual Report on Form 20-F filed with the SEC on March 10, 2003)
1.2	Articles of Association of Reed Elsevier NV (incorporated by reference from Exhibit 1.2 to the 2002 Annual Report on Form 20-F filed with the SEC on March 10, 2003)
1.3

Governing Agreement, dated April 15, 1999 between Reed International P.L.C. and Elsevier NV (incorporated by reference from Exhibit 3.3 to the 2000 Annual Report on Form 20-F filed with the SEC on March 13, 2001)

1.4	RHBV Agreement, dated December 23, 1992 among Elsevier NV and Reed Holding B.V. (incorporated by reference from Exhibit 1.4 to the 2002 Annual Report on Form 20-F filed with the SEC on March 10, 2003)
2.1

Indenture, dated as of May 9, 1995, among Reed Elsevier Capital, Reed International P.L.C., Elsevier NV and The Chase Manhattan Bank (incorporated by reference from Exhibit 4(a) to the Registration Statement on Form F-3 filed with the SEC on April 1, 1997)

2.2

First Supplemental Indenture, dated as of March 6, 1998, among Reed Elsevier Capital, Reed International P.L.C., Elsevier NV, Elsevier I BV and The Chase Manhattan Bank (incorporated by reference from Exhibit 4(b) to Amendment No.1 to the Registration Statement on Form F-3 filed with the SEC on April 16, 2001 (the “2001 Form F-3 Registration Statement”))

2.3

Second Supplemental Indenture, dated as of June 3, 1998, among Reed Elsevier Capital, Reed International P.L.C., Elsevier NV, Elsevier I BV and The Chase Manhattan Bank (incorporated by reference from Exhibit 4(c) to the 2001 Form F-3 Registration Statement)

2.4

Third Supplemental Indenture, dated as of February 21, 2001, among Reed Elsevier Capital, Reed International P.L.C., Elsevier NV and The Chase Manhattan Bank (incorporated by reference from Exhibit 4(d) to the 2001 Form F-3 Registration Statement)

2.5

Fourth Supplemental Indenture, dated as of July 31, 2001, among Reed Elsevier Capital, Reed International P.L.C., Elsevier NV and The Chase Manhattan Bank (incorporated by reference from Exhibit 2.5 to the 2002 Annual Report on Form 20-F filed with the SEC on March 10, 2003)

4.1

Agreement and Plan of Merger, dated October 27, 2000, among Reed Elsevier Inc., REH Mergersub Inc. and Harcourt General, Inc. (incorporated by reference from Exhibit 10.11 to the Registration Statement on Form F-3 filed with the SEC on November 29, 2000 (the “2000 Form F-3 Registration Statement”)

4.2	Sale and Purchase Agreement, dated October 27, 2000, between Reed Elsevier Inc. and The Thomson Corporation (incorporated by reference from Exhibit 10.13 to the 2000 Form F-3 Registration Statement)
4.3	Reed Elsevier Group plc Share Option Scheme
4.4	Reed Elsevier Group plc Long Term Incentive Share Option Scheme
4.5	Reed Elsevier Group plc Bonus Investment Plan
4.6	Reed Elsevier Group plc Bonus Investment Plan (2002)
4.7	Reed Elsevier Group plc Executive Share Option Schemes (No. 2)
4.8	Reed Elsevier Group plc Executive UK and Overseas Share Option Schemes (incorporated by reference from Exhibit 10.6 to the 2000 Form F-3 Registration Statement)
4.9	Reed Elsevier Group plc Senior Executive Long Term Incentive Scheme (incorporated by reference from Exhibit 10.7 to the 2000 Form F-3 Registration Statement)
4.10	Reed Elsevier US Salary Investment Plan (incorporated by reference from Exhibit 4.10 to the Registration Statement on Form S-8 filed with the SEC on October 2, 2000)
4.11

Deposit Agreement, dated as of October 27, 2003, among Reed Elsevier PLC, The Bank of New York and all holders from time to time of American Depositary Receipts (incorporated by reference from Exhibit (a)(1) to Amendment No. 1 to the Registration Statement on Form F-6 filed by Reed Elsevier PLC with the SEC on October 17, 2003)

4.12

Deposit Agreement, dated as of October 27, 2003, among Reed Elsevier NV, The Bank of New York and all holders from time to time of American Depositary Receipts (incorporated by reference from Exhibit (a)(1) to Amendment No. 1 to the Registration Statement on Form F-6 filed by Reed Elsevier NV with the SEC on October 17, 2003)

F – 80

8.	List of significant subsidiaries, associates, joint ventures and business units
12.1	Certification Pursuant to Section 302 of Sarbanes-Oxley Act of 2002, by the Chief Executive Officer of Reed Elsevier PLC
12.2	Certification Pursuant to Section 302 of Sarbanes-Oxley Act of 2002, by the Chief Financial Officer of Reed Elsevier PLC
12.3	Certification Pursuant to Section 302 of Sarbanes-Oxley Act of 2002, by the Chief Executive Officer of Reed Elsevier NV
12.4	Certification Pursuant to Section 302 of Sarbanes-Oxley Act of 2002, by the Chief Financial Officer of Reed Elsevier NV
13.1	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, by the Chief Executive Officer of Reed Elsevier PLC
13.2	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, by the Chief Financial Officer of Reed Elsevier PLC
13.3	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, by the Chief Executive Officer of Reed Elsevier NV
13.4	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, by the Chief Financial Officer of Reed Elsevier NV
14.1	Independent Auditors’ Consent — Reed Elsevier Combined Financial Statements
14.2	Independent Auditors’ Consent — Reed Elsevier PLC Consolidated Financial Statements
14.3	Independent Auditors’ Consent — Reed Elsevier NV Group Financial Statements

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

F – 81

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, each of the Registrants certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorised, on March 15, 2004.

REED ELSEVIER PLC Registrant	REED ELSEVIER NV Registrant
By: /s/ C H L DAVIS	By: /s/ C H L DAVIS
C H L Davis Chief Executive Officer	C H L Davis Member, Executive Board & Chief Executive Officer
By: /s/ M H ARMOUR	By: /s/ M H ARMOUR
M H Armour Chief Financial Officer	M H Armour Member, Executive Board & Chief Financial Officer
Dated: March 15, 2004	Dated: March 15, 2004

S – 1

Printed by greenaways, a member of the ormolu group. E145715