Form 20-F
period 2004-12-31
REED ELSEVIER PLC; ELSEVIER NV /
filed 2005-03-14
CIK 929869, 929872

As filed with the Securities and Exchange Commission on March 14, 2005

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☑	ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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
Radarweg 29
1043 NX Amsterdam
The Netherlands
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of exchange on which registered
Reed Elsevier PLC:
American Depositary Shares
(each representing four Reed Elsevier PLC ordinary shares)	New York Stock Exchange
Ordinary shares of 12.5p each
(the “Reed Elsevier PLC ordinary shares”)	New York Stock Exchange*

Reed Elsevier NV:
American Depositary Shares
(each representing two Reed Elsevier NV ordinary shares)	New York Stock Exchange
Ordinary shares of €0.06 each
(the “Reed Elsevier NV ordinary shares”)	New York Stock Exchange*

*	Listed, not for trading, but only in connection with the listing of the applicable Registrant’s American Depositary Shares issued in respect thereof.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuers‘ classes of capital or common stock as of December 31, 2004:

Reed Elsevier PLC:	Number of outstanding shares
Ordinary shares of 12.5p each	1,273,674,009
Reed Elsevier NV:
Ordinary shares of €0.06 each	740,090,600
R-shares of €0.60 each (held by a subsidiary of Reed Elsevier PLC)	4,679,249

Indicate by check mark whether the registrants (1) have filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) have been subject to such filing requirements for the past 90 days:

Yes	☑	No	☐

Indicate by check mark which financial statement item the registrants have elected to follow:

Item 17	☐	Item 18	☑

*	The registrants have responded to Item 18 in lieu of responding to this Item.

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

     In this annual report, references to US dollars, $ and ¢ are to US currency; references to sterling, £, pence or p are to UK currency; references to euro and € are to the currency of the European Economic and Monetary Union.

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

     Important factors that could cause actual results to differ materially from estimates or forecasts contained in the forward looking statements include, among others:

•	general economic and business conditions;

•	exchange rate fluctuations;

•	the impact of technological change, including the impact of electronic or other distribution formats, on our businesses;

•	competitive factors in the industries in which we operate;

•	demand for our products and services;

•	uncertainties as to whether our strategies and business plans will produce the expected returns;

•	significant failures or interruptions of our electronic delivery platforms;

•	breaches of our data security systems or other unauthorised access to our databases;

•	our ability to maintain high quality management;

•	changes in law and legal interpretation affecting our intellectual property rights and internet communications;

•	legislative, fiscal and regulatory developments and political risks;

•	requirements or actions of anti-trust authorities;

•	changes in the seasonal and cyclical nature of the markets for our products and services;

•	changes in public funding and spending by schools, academic institutions and states;

•	disruption to our business or markets arising from acts of terrorism or war; and

•	other risks referenced from time to time in the filings of Reed Elsevier PLC and Reed Elsevier NV with the Securities and Exchange Commission.

     The terms “estimate”, “project”, “plan”, “intend”, “expect”, “believe”, “should” and similar expressions identify forward looking statements. These forward looking statements are found at various places throughout this annual report and the other documents incorporated by reference in this annual report (see “Item 19: Exhibits” on page F-84 of this annual report).

     You should not place undue reliance on these forward looking statements, which speak only as of the date of this annual report. We undertake no obligation to publicly update or release any revisions to these forward looking statements to reflect events or circumstances after the date of this annual report or to reflect the occurrence of unanticipated events.

PART I

ITEM 3: KEY INFORMATION

SELECTED FINANCIAL DATA

REED ELSEVIER

     The selected combined financial data for Reed Elsevier should be read in conjunction with, and is qualified by, the combined financial statements included in this annual report. In addition, as separate legal entities, Reed Elsevier PLC and Reed Elsevier NV prepare separate financial statements which reflect their respective shareholders’ economic interest in Reed Elsevier accounted for on a gross equity basis

     All of the selected financial data for Reed Elsevier set out below has been extracted or derived from the combined financial statements which have been audited by Deloitte & Touche LLP, London and Deloitte Accountants B.V., Amsterdam.

Combined Profit and Loss Account Data

	Year ended December 31,
	2004(2)	2004	2003	2002	2001	2000
	(in millions)
Amounts in accordance with UK GAAP:(1)
Turnover(3)	$9,287	£4,812	£4,925	£5,020	£4,560	£3,768
Operating profit (including joint ventures)(3)	1,345	697	661	507	391	210
Amortisation of goodwill and intangible assets (including joint ventures) charged to operating profit(4)	(784)	(406)	(445)	(527)	(501)	(468)
Exceptional items charged to operating profit(5)	(108)	(56)	(72)	(99)	(98)	(115)
Non operating exceptional items(5)	(6)	(3)	26	(12)	26	85
Profit on ordinary activities before interest	1,339	694	687	495	417	295
Net interest expense	(255)	(132)	(168)	(206)	(142)	(103)
Profit on ordinary activities before taxation	1,084	562	519	289	275	192
Tax on profit on ordinary activities(6)	(496)	(257)	(183)	(107)	(148)	(159)
Minority interests	(4)	(2)	(2)	(1)	(1)
Profit attributable to parent companies’ shareholders	$584	£303	£334	£181	£126	£33
Amounts in accordance with US GAAP:
Amortisation of goodwill and intangible assets (including joint ventures)(7)	$(484)	£(251)	£(245)	£(250)	£(549)	£(546)
Operating income(7)	1,627	843	983	782	328	236
Taxes	(502)	(260)	(223)	(157)	(191)	(74)
Net income/(loss)(7)	867	449	590	418	(5)	60

Combined Balance Sheet Data

	As at December 31,
	2004(2)	2004	2003	2002	2001	2000
	(in millions)
Amounts in accordance with UK GAAP:(1)
Total assets	$14,930	£7,736	£8,193	£8,733	£9,820	£7,470
Long term obligations less current portion	(3,293)	(1,706)	(1,812)	(1,935)	(2,108)	(623)
Net borrowings	(4,887)	(2,532)	(2,372)	(2,732)	(3,229)	(433)
Combined shareholders’ funds/Net assets(8)	4,375	2,267	2,434	2,640	2,899	3,041
Amounts in accordance with US GAAP:
Total assets(7)	$18,150	£9,404	£9,840	£10,251	£11,151	£8,162
Long term obligations less current portion	(5,306)	(2,749)	(2,994)	(3,294)	(3,659)	(1,724)
Combined shareholders’ funds/ Net assets(7)(8)	6,510	3,373	3,410	3,408	3,481	3,707

(1)	The combined financial statements are prepared in accordance with accounting policies that are in conformity with UK generally accepted accounting principles (“UK GAAP”), which differ in certain significant respects from US GAAP. The principal differences between UK GAAP and US GAAP relevant to Reed Elsevier are set out in note 28 to the combined financial statements.

(2)	Noon buying rates as at December 31, 2004 have been used to provide a convenience translation into US dollars, see “—Exchange Rates” on page 9. At December 31, 2004, the noon buying rate was $1.93 per £1.00.

(3)	All turnover and operating profit (including joint ventures) is derived from continuing operations.

(4)	Amortisation of goodwill and intangible assets charged to operating profit includes amortisation of goodwill and intangible assets in joint ventures. See note 7 to the combined financial statements.

(5)	Exceptional items are significant items within Reed Elsevier’s ordinary activities which, under UK GAAP, need to be disclosed separately by virtue of their size or incidence. These items do not qualify as extraordinary under US GAAP.

Exceptional items charged to operating profit, under UK GAAP, are:

(i)	in 2004 £18 million in respect of reorganisation costs relating to employee severance actions taken in the year principally in the Reed Business and Elsevier segments; and £38 million in respect of acquisition related costs including employee severance and other costs arising on the integration of Seisint Inc., Saxon Publishers and other recent acquisitions;

(ii)	in 2003 £23 million in respect of reorganisation costs related to employee severance, principally in the LexisNexis and Reed Business segments; and £49 million in respect of acquisition related costs, including employee severance and property rationalisation costs, arising on the further integration and rationalisation of the Scientific, Technical & Medical business and the US Schools and Assessment businesses (“Harcourt STM and Education and Assessment businesses”) of Harcourt General, Inc. (“Harcourt”) and on other recent acquisitions;

(iii)	in 2002 £42 million in respect of reorganisation costs related to employee severance, principally in the LexisNexis and Reed Business segments; and £57 million in respect of acquisition related costs arising on the integration and rationalisation of Harcourt and other recent acquisitions;

(iv)	in 2001 £35 million in respect of reorganisation costs related to headcount reduction, principally in the Reed Business segment; and £63 million in respect of acquisition related costs arising on the integration of Harcourt and other recent acquisitions, and costs relating to the financing of the Harcourt tender offer; and

(v)	in 2000 £77 million in respect of a major programme of reorganisation across Reed Elsevier businesses, commenced in 1999; and £38 million in respect of acquisition related costs.

Non operating exceptional items under UK GAAP in 2004 arise on the net loss from minor disposals; in 2003 primarily from profit on the sale of LexisNexis Document Solutions offset by losses on other disposals and on fixed asset investments; in 2002 primarily from the sale and closure of businesses in the Reed Business segment, partly offset by a net gain on disposal of fixed asset investments, comprising a £2l million profit on sale of investments acquired on the acquisition of Harcourt less a £17 million loss on other fixed asset investments; in 2001 from the net profit on disposal of OAG Worldwide, Cahners Travel Group, Bowker and certain training businesses in the Netherlands; and in 2000 from the net profit on disposal of Springhouse, KG Saur and REZsolutions, Inc.

For further details see note 8 to the combined financial statements.

(6)	Included in tax on profit on ordinary activities are credits for exceptional tax items of £13 million; £84 million in 2003; £122 million in 2002; £81 million in 2001; and £20 million in 2000. Exceptional tax items credited to tax on profit on ordinary activities include, in 2004 a net tax credit in respect of tax relief related to restructuring and acquisition integration costs; in 2003 and 2002, a net tax credit arising principally in respect of prior year disposals and tax relief related to restructuring and acquisition integration costs; in 2001, taxes recoverable in respect of disposals and prior period reorganisation costs; and in 2000, taxes recoverable in respect of disposals. For further details see note 8 to the combined financial statements.

(7)	Net income and combined shareholders’ funds under US GAAP have been restated for 2003, 2002 and 2001 to reflect a reclassification, from intangible assets to goodwill, of amounts arising under US GAAP in relation to deferred taxation, and a consequential adjustment to amortisation. Net income and operating income under US GAAP are higher than previously reported by £52 million in 2003; £53 million in 2002; and £15 million in 2001 with a corresponding decrease in amortisation of goodwill and intangible assets in each year. Total assets, net assets and combined shareholders’ funds under US GAAP are higher than previously reported by £107 million in 2003; £64 million in 2002; and £14 million in 2001. Further details are included in note 28 to the combined financial statements.

(8)	On December 5, 2000, following a joint international offering, Reed Elsevier PLC issued 113,700,000 new 12.5p ordinary shares at 625p each and Reed Elsevier NV issued 66,255,000 new €0.06 ordinary shares at €14.50 each. The purpose of the offering was to finance the proposed acquisition by Reed Elsevier of the Harcourt STM and Education and Assessment businesses.

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

	Year ended December 31,
	2004(2)	2004	2003	2002	2001	2000
	(in millions, except per share amounts)
Amounts in accordance with UK GAAP:(1)
Profit on ordinary activities before tax	$558	£289	£267	£146	£140	£96
Share of amortisation of goodwill and intangible assets charged to profit on ordinary activities before tax	(415)	(215)	(235)	(279)	(265)	(248)
Share of exceptional items charged to profit on ordinary activities before tax(3)	(60)	(31)	(24)	(58)	(38)	(15)
Tax on profit on ordinary activities(4)	(264)	(137)	(98)	(57)	(79)	(85)
Profit attributable to ordinary shareholders	294	152	169	89	61	11
Basic earnings per Reed Elsevier PLC ordinary share	23.2¢	12.0p	13.4p	7.0p	4.8p	1.0p
Diluted earnings per Reed Elsevier PLC ordinary share	23.0¢	11.9p	13.4p	7.0p	4.8p	1.0p
Dividends per Reed Elsevier PLC ordinary share(5)	25.1¢	13.0p	12.0p	11.2p	10.5p	10.0p
Total assets	$2,640	£1,368	£1,443	£1,546	£1,674	£1,745
Long term obligations	—	—	(36)	(36)	(36)	(36)
Shareholders’ funds/Net assets(6)	2,314	1,199	1,288	1,397	1,534	1,609
Weighted average number of shares	1,264.6	1,264.6	1,263.7	1,264.7	1,262.6	1,156.4
Amounts in accordance with US GAAP:
Net income/(loss)(7)	$442	£229	£306	£214	£(8)	£27
Basic earnings/(loss) per Reed Elsevier PLC ordinary share(7)	34.9¢	18.1p	24.2p	16.9p	(0.6p )	2.3p
Diluted earnings/(loss) per Reed Elsevier PLC ordinary share(7)	34.7¢	18.0p	24.2p	16.8p	(0.6p )	2.3p
Total assets(7)	$3,536	£1,832	£1,850	£1,849	£1,887	£2,009
Long term obligations	—	—	(36)	(36)	(36)	(36)
Shareholders’ funds/ Net assets(6)(7)	3,441	1,783	1805	1,802	1,841	1,961

(1)	The consolidated financial statements of Reed Elsevier PLC are prepared in accordance with accounting policies that are in conformity with UK GAAP, which differs in certain significant respects from US GAAP. The principal differences between UK GAAP and US GAAP relevant to Reed Elsevier PLC are set out in note 21 to the Reed Elsevier PLC financial statements.

(2)	Noon buying rates as at December 31, 2004 have been used to provide a convenience translation into US dollars, see “—Exchange Rates” on page 9. At December 31, 2004 the noon buying rate was $1.93 per £1.00.

(3)	Share of exceptional items before tax includes Reed Elsevier PLC’s share of Reed Elsevier’s exceptional items:

(i)	in 2004 exceptional operating charges of £29 million relate to reorganisation costs relating to employee severance actions taken in the year principally in the Reed Business and Elsevier segments, and acquisition related costs including employee severance costs and other costs arising on the integration of Seisint Inc., Saxon Publishers and other recent acquisitions. Non operating exceptional items amounting to a net loss of £2 million relate to minor disposals;

(ii)	in 2003 exceptional operating charges of £38 million relate to reorganisation costs, principally employee severance in the LexisNexis and Reed Business segments and acquisition related costs, including employee severance and property rationalisation costs, arising on the further integration and rationalisation of Harcourt and on other recent acquisitions. Non operating exceptional net gains, amounting to £14 million, arose in respect of disposals of businesses and on fixed asset investments;

(iii)	in 2002 exceptional operating charges of £52 million relate to reorganisation costs, principally employee severance in the Reed Business and LexisNexis segments, and acquisition related costs arising on the integration and rationalisation of Harcourt and other recent acquisitions. Non operating exceptional net losses, amounting to £6 million, arose in 2002 in respect of disposals of businesses and fixed asset investments;

(iv)	in 2001 exceptional operating charges of £52 million relate to reorganisation costs, principally headcount reduction in the Reed Business division, acquisition related costs arising on the integration of Harcourt and other recent acquisitions, and costs relating to the financing of the Harcourt tender offer. Non operating exceptional gains, amounting to £14 million, arose in 2001 primarily in respect of the disposal of OAG Worldwide, Cahners Travel Group, Bowker and certain training businesses in the Netherlands; and

(v)	in 2000 exceptional operating charges of £61 million principally relate to the costs of a major programme of reorganisation across Reed Elsevier businesses, commenced in 1999. Non operating exceptional gains, amounting to £45 million, arose in 2000 in respect of the disposal of Springhouse, KG Saur and REZsolutions.

(4)	Included in tax on profit on ordinary activities are Reed Elsevier PLC’s share of Reed Elsevier’s credits for exceptional tax items of £7 million in 2004; £44 million in 2003; £64 million in 2002; £43 million in 2001; and £10 million in 2000. Share of exceptional tax items credited to tax on profit on ordinary activities principally comprises, in 2004, tax relief related to restructuring and acquisition integration costs; in 2003 and 2002, a net tax credit arising principally in respect of prior year disposals and tax relief related to restructuring and acquisition integration costs; in 2001, taxes recoverable in respect of disposals and prior period reorganisation costs; and in 2000, taxes recoverable in respect of disposals.

(5)	The amount of dividends per Reed Elsevier PLC ordinary share shown excludes the UK tax credit available to certain Reed Elsevier PLC shareholders, including beneficial owners of Reed Elsevier PLC ADSs who are residents of the United States for the purposes of the UK Tax Treaty, and do not include any deduction on account of UK withholding taxes, currently at the rate of 15% of the sum of the dividend and the related tax credit in most cases; see “Item 10: Additional Information — Taxation”.

Dividends per Reed Elsevier PLC ordinary share, translated into cents at the noon buying rate on December 31, 2003, 2002, 2001 and 2000 respectively, were: 21.4 cents in 2003; 18.0 cents in 2002; 15.2 cents in 2001; and 14.9 cents in 2000. See “— Exchange Rates” on page 9.

(6)	On December 5, 2000, Reed Elsevier PLC issued 113,700,000 new 12.5p ordinary shares at 625p each following a joint international offering by Reed Elsevier PLC and Reed Elsevier NV. The purpose of the offering was to finance the proposed acquisition by Reed Elsevier of the Harcourt STM and Education and Assessment businesses. The nominal value of the shares issued was £14.2 million and the net proceeds were £694 million.

(7)	Net income and shareholders’ funds under US GAAP have been restated for 2003, 2002 and 2001 to reflect Reed Elsevier PLC’s share of a reclassification in the combined financial statements, from intangible assets to goodwill, of amounts arising under US GAAP in relation to deferred taxation, and a consequential adjustment to amortisation. Net income, basic earnings per ordinary share and diluted earnings per ordinary share under US GAAP are higher than previously stated by £28 million, 2.2p and 2.2p respectively in 2003; £28 million, 2.2p and 2.1p respectively in 2002; and £8 million, 0.7p and 0.7p in 2001. Total assets, net assets and shareholders’ funds under US GAAP are higher than previously stated by £57 million in 2003; £34 million in 2002; and £7 million in 2001.

REED ELSEVIER NV

     The selected financial data for Reed Elsevier NV should be read in conjunction with, and is qualified by, the financial statements of Reed Elsevier NV included in this annual report. The results and financial position of Reed Elsevier NV reflect the 50% economic interest of Reed Elsevier NV‘s shareholders in Reed Elsevier. These interests are accounted for on a gross equity basis.

     All of the selected financial data for Reed Elsevier NV set out below has been extracted or derived from the financial statements of Reed Elsevier NV, which have been audited by Deloitte Accountants B.V., Amsterdam.

	Year ended December 31,
	2004(2)	2004	2003	2002	2001	2000
	(in millions, except per share amounts)
Amounts in accordance with UK GAAP:(1)
Profit on ordinary activities before tax	$566	€413	€376	€230	€221	€157
Share of amortisation of goodwill and intangible assets charged to profit on ordinary activities before tax	(410)	(299)	(323)	(419)	(403)	(384)
Share of exceptional items charged to profit on ordinary activities before tax(3)	(59)	(43)	(34)	(88)	(59)	(25)
Tax on profit on ordinary activities(4)	(260)	(190)	(134)	(86)	(120)	(130)
Profit attributable to ordinary shareholders	306	223	242	144	101	27
Basic earnings per Reed Elsevier NV ordinary share	38.4¢	0.28	0.31	0.18	0.13	0.04
Diluted earnings per Reed Elsevier NV ordinary share	38.4¢	0.28	0.31	0.18	0.13	0.03
Dividends per Reed Elsevier NV ordinary share(5)	45.2¢	0.33	0.30	0.30	0.30	0.28
Total assets	$2,530	€1,847	€1,967	€2,251	€2,610	€2,650
Long term borrowings, less current portion	(10)	(7)	(7)	(6)	(5)	(6)
Shareholders’ funds/Net assets(6)	2,189	1,598	1,728	2,019	2,377	2,448
Weighted average number of shares	783.3	783.3	783.9	783.2	780.2	714.7
Amounts in accordance with US GAAP:
Net income(7)	$469	€342	€439	€345	€8	€58
Basic earnings per Reed Elsevier NV ordinary share(7)	60.3¢	0.44	0.56	0.44	0.01	0.08
Diluted earnings per Reed Elsevier NV ordinary share(7)	58.9¢	0.43	0.56	0.44	0.01	0.08
Total assets(7)	$3,354	€2,448	€2,498	€2,682	€2,930	€3,046
Long term borrowings, less current portion	(10)	(7)	(7)	(6)	(5)	(6)
Shareholders’ funds/Net assets(6)(7)	3,255	2,376	2,421	2,606	2,854	2,984

(1)	The financial statements of Reed Elsevier NV are prepared in accordance with accounting policies that are in conformity with UK GAAP, which differs in certain significant respects from US GAAP. The principal differences between UK GAAP and US GAAP relevant to Reed Elsevier NV are set out in note 20 to the Reed Elsevier NV financial statements.

(2)	Noon buying rates as at December 31, 2004 have been used to provide a convenience translation into US dollars, see “—Exchange Rates” on page 9. At December 31, 2004 the Noon Buying Rate was $1.37 per €1.00.

(3)	Share of exceptional items before tax includes Reed Elsevier NV’s share of Reed Elsevier’s exceptional items:

(i)	in 2004 exceptional operating charges of €41 million relate to reorganisation costs relating to employee severance actions taken in the year principally in the Reed Business and Elsevier segments, and acquisition related costs including employee severance costs and other costs arising on the integration of Seisint Inc., Saxon Publishers and other recent acquisitions. Non operating exceptional items amounting to a net loss of €2 million relate to minor disposals;

(ii)	in 2003 exceptional operating charges of €53 million relate to reorganisation costs, principally employee severance in the LexisNexis and Reed Business segments and acquisition related costs, including employee severance and property rationalisation costs, arising on the further integration and rationalisation of Harcourt and on other recent acquisitions. Non operating exceptional net gains, amounting to €19 million, arose in respect of disposals of businesses and on fixed asset investments;

(iii)	in 2002 exceptional operating charges of €79 million relate to reorganisation costs, principally employee severance in the Reed Business and LexisNexis segments, and acquisition related costs arising on the integration and rationalisation of Harcourt and other recent acquisitions. Non operating exceptional net losses, amounting to €9 million, arose in 2002 in respect of disposals of businesses and fixed asset investments;

(iv)	in 2001 exceptional operating charges of €79 million relate to reorganisation costs, principally headcount reduction in the Reed Business division, acquisition related costs arising on the integration of Harcourt and other recent acquisitions, and costs relating to the financing of the tender offer. Non operating exceptional gains, amounting to €20 million, arose primarily in respect of the disposal of OAG Worldwide, Cahners Travel Group, Bowker and certain training businesses in the Netherlands; and

(v)	in 2000 exceptional operating charges of €94 million principally relate to the costs of a major programme of reorganisation across Reed Elsevier businesses, commenced in 1999. Non operating exceptional gains, amounting to €70 million, arose in 2000 in respect of the disposal of Springhouse, KG Saur and REZsolutions.

(4)	Included in tax on profit on ordinary activities are Reed Elsevier NV’s share of Reed Elsevier’s credits for exceptional tax items of £9 million in 2004; €61 million in 2003; €97 million in 2002; €65 million in 2001; and €17 million in 2000. Share of exceptional tax items credited to tax on profit on ordinary activities principally comprises, in 2004, tax relief related to restructuring and acquisition integration related costs; in 2003 and 2002, a net tax credit arising principally in respect of prior year disposals and tax relief related to restructuring and acquisition integration costs; in 2001, taxes recoverable in respect of disposals and prior period reorganisation costs; and in 2000, taxes recoverable in respect of disposals.

(5)	Dividends per Reed Elsevier NV ordinary share, translated into cents at the noon buying rate on December 31, 2003, 2002, 2001 and 2000 respectively, were: 37.8 cents in 2003; 31.5 cents in 2002; 26.7 cents in 2001; and 26.3 cents in 2000. See “—Exchange Rates” on page 9.

(6)	On April 12, 2001, Reed Elsevier NV issued 629,298 R-shares to Reed Holding BV, a wholly owned subsidiary of Reed Elsevier PLC, for €91.3 million before capital taxes, so as to maintain Reed Elsevier PLC’s 5.8% indirect equity interest in Reed Elsevier NV. On December 5, 2000, Reed Elsevier NV issued 66,255,000 new ordinary shares at €14.50 each following a joint international offering by Reed Elsevier PLC and Reed Elsevier NV. The purpose of the offering was to finance the proposed acquisition by Reed Elsevier of the Harcourt STM and Education and Assessment businesses. The nominal value of the shares issued was €4.0 million and the net proceeds were €933 million.

(7)	Net income and shareholders’ funds under US GAAP have been restated to reflect Reed Elsevier NV’s share of a reclassification in the combined financial statements, from intangible assets to goodwill, of amounts arising under US GAAP in relation to deferred taxation, and a consequential adjustment to amortisation. Net income, basic earnings per share and diluted earnings per share under US GAAP are higher than previously stated by €38 million, €0.05 and €0.05 respectively in 2003; €42 million, €0.05 and €0.05 in 2002; and by €13 million, €0.02 and €0.02 in 2001. Total assets, net assets and shareholders’ funds under US GAAP are higher than previously stated by €76 million in 2003; €48 million in 2002; and €11 million in 2001.

EXCHANGE RATES

     For a discussion of the impact of currency fluctuations on Reed Elsevier’s combined results of operations and combined financial position, see “Item 5: Operating and Financial Review and Prospects”.

     The following tables illustrate, for the periods and dates indicated, certain information concerning the Noon Buying Rate for pounds sterling expressed in US dollars per £1.00 and for the euro expressed in US dollars per €1.00. The exchange rate on February 16, 2005 was £1.00 = $1.88 and €1.00 = $1.30.

US dollars per £1.00 — Noon Buying Rates

	Period
Year ended December 31,	End	Average(1)	High	Low
2004	1.93	1.83	1.95	1.75
2003	1.78	1.64	1.78	1.55
2002	1.61	1.50	1.61	1.41
2001	1.45	1.44	1.50	1.37
2000	1.49	1.52	1.65	1.40

Month	High	Low
February 2005 (through February 16, 2005).	1.90	1.86
January 2005	1.92	1.86
December 2004	1.95	1.91
November 2004	1.91	1.83
October 2004	1.84	1.78
September 2004	1.81	1.77
August 2004	1.85	1.79

US dollars per €1.00 — Noon Buying Rates

	Period
Year ended December 31,	End	Average(1)	High	Low
2004	1.37	1.24	1.36	1.18
2003	1.26	1.13	1.26	1.04
2002	1.05	0.95	1.05	0.86
2001	0.89	0.90	0.95	0.84
2000	0.94	0.92	1.03	0.83

Month	High	Low
February 2005 (through February 16, 2005)	1.31	1.28
January 2005	1.35	1.30
December 2004	1.36	1.32
November 2004	1.33	1.27
October 2004	1.28	1.23
September 2004	1.24	1.21
August 2004	1.24	1.20

(1)	The average of the Noon Buying Rates on the last day of each month during the relevant period.

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

     Our businesses operate in highly competitive markets. These markets continue to change in response to technological innovations, changing legislation and other factors. We cannot predict with certainty the changes that may occur and the effect of those changes on the competitiveness of our businesses. In particular, the means of delivering our products and services, and the products and services themselves, may be subject to rapid technological and other changes. We cannot predict whether technological innovations will, in the future, make some of our products wholly or partially obsolete. We may be required to invest significant resources to further adapt to the changing competitive environment.

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

     Our financial statements are expressed in pounds sterling and euros and are, therefore, subject to movements in exchange rates on the translation of the financial information of businesses whose operational currencies are other than our reporting currencies. The United States is our most important market and, accordingly, significant fluctuations in US dollar/sterling and US dollar/euro exchange rates can significantly affect our reported results from year to year. In 2004, movements in exchange rates decreased our reported turnover by £342 million, operating profit by £31 million and profit before tax by £16 million in 2004 compared to 2003. In addition, in some of our businesses we incur costs in currencies other than those in which revenues are earned. The relative movements between the exchange rates in the currencies in which costs are incurred and the currencies in which revenues are earned can significantly affect the results of those businesses.

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

     In addition, whilst there is now certain internet-specific copyright legislation in the United States and in the European Union, there remains significant uncertainty as to the date from which these will be enforced and the form copyright law regulating digital content may ultimately take. In the United States, copyright laws are increasingly coming under legal challenge and, in the European Union, national legislation by the member states implementing the EU Copyright Directive has not yet been adopted. These factors create additional challenges for us in protecting our proprietary rights to content delivered through the internet and electronic platforms. Moreover, whilst non-copyrightable databases are protected in many circumstances by copyright law in the European Union, there is no equivalent legal protection in the United States.

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

     We are investing significant amounts to develop and promote electronic products and platforms. The provision of electronic products and services is very competitive and we may experience difficulties developing this aspect of our business due to a variety of factors, many of which are beyond our control. These factors may include competition from comparable and new technologies and changes in regulation.

Our businesses may be adversely affected if their electronic delivery platforms, networks or distribution systems experience a significant failure or interruption.

     Our businesses are increasingly dependent on electronic platforms and distribution systems, primarily the internet, for delivery of their products and services. Although plans and procedures are in place to reduce such risks, our businesses could be adversely affected if their electronic delivery platforms and networks experience a significant failure or interruption.

Breaches of our data security systems or other unauthorised access to our databases could adversely affect our business and operations.

     Our businesses provide customers with access to database information such as caselaw, treatises, journals, and publications as well as other data. Our LexisNexis risk management business also provides authorised customers with access to public records and other information on US individuals made available in accordance with applicable privacy laws and regulations. There are persons who try to breach our data security systems or gain other unauthorised access to our databases in order to misappropriate such information for potentially fraudulent purposes and we have recently disclosed incidents of such unauthorised access. Because the techniques used by such persons change frequently, we may be unable to anticipate or protect against the threat of breaches of data security or other unauthorised access. Breaches of our data security systems or other unauthorised access to our databases could damage our reputation and expose us to a risk of loss or litigation and possible liability.

Changes in government funding of or spending by, schools, academic institutions and states may adversely affect demand for the products and services of our education and science and medical businesses.

     The customers of our Harcourt Education business in the United States are state boards of education and local school districts, which rely on various sources of governmental funding, primarily from state and local governments, to purchase products and services offered by our education business. The principal customers for the information products and services offered by our Elsevier science and medical publishing business are academic institutions, which fund purchases of these products and services from limited budgets that may be sensitive to changes in private and governmental sources of funding. Accordingly any decrease in governmental funding for schools or decrease in budgets of academic institutions or changes in the spending patterns of schools or academic institutions could negatively impact our businesses.

Our scientific, technical and medical primary journals could be adversely affected by changes in the market.

     The scientific, technical and medical (STM) primary publications of Elsevier, like those of most of our competitors, are published on a paid subscription basis. There has been recent debate in the academic and library communities, which are the principal customers for our STM publications, regarding whether such publications should be free and funded instead through fees charged to authors and from governmental and other subsidies or made freely available after a period following publication. If these methods of STM publishing are widely adopted, it could adversely affect our revenues from Elsevier’s paid subscription publications.

A significant portion of our revenue is derived from advertising and exhibitions and spending by companies on advertising and other marketing activities has historically been cyclical.

     Approximately 13%, of our revenue in 2004 was derived from advertising and 9% from exhibitions. The Reed Business segment in particular is highly dependent on advertising and exhibitions revenues. In 2004, 37% of Reed Business segment revenues were derived from advertising and 33%, from exhibitions.

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

Material acquisitions and disposals

     Total acquisition expenditure in the three years ended December 31, 2004 was approximately £1.1 billion, after taking into account borrowings and net cash acquired. During 2004 a number of acquisitions were made for a total consideration amounting to £647 million. The most significant acquisitions were of Seisint Inc., a leading risk management business, for £414 million on September 1, 2004, and Saxon Publishers, a supplemental educational publishing business, for £117 million on June 30, 2004, both in the United States. There were no significant disposals in 2004.

Capital expenditure

     Capital expenditure principally relates to investment in systems infrastructure to support electronic publishing activities, computer equipment and office facilities. Total capital expenditure amounted to £203 million, £168 million and £179 million in 2004, 2003 and 2002, respectively.

Principal Executive Offices

     The principal executive offices of Reed Elsevier PLC are located at 1-3 Strand, London WC2N SJR, England. Tel: +44 20 7930 7077. The principal executive offices of Reed Elsevier NV are located at Radarweg 29, 1043 NX Amsterdam, the Netherlands. Tel: +31 20 485 2434. The principal executive office located in the US is at 125 Park Avenue, 23rd Floor, New York, New York, 10017. Tel +1 212 309 5498. Our internet address is www.reedelsevier.com. The information on our website is not incorporated by reference into this report.

BUSINESS OVERVIEW

     We are one of the world’s leading publishers and information providers. Our activities include science and medical, legal, education and business publishing. Our principal operations are in North America and Europe. For the year ended December 31, 2004, we had total turnover of approximately £4.8 billion and an average of approximately 35,100 employees. As at December 31, 2004, we had approximately 35,600 employees. In 2004, North America represented our largest single geographic market, based on turnover by destination, contributing 58% of our total turnover.

     Turnover is derived principally from subscriptions, circulation and copy sales, advertising sales and exhibition fees. In 2004, 38% of Reed Elsevier’s turnover was derived from subscriptions; 33% from circulation and copy sales; 13% from advertising sales; 9% from exhibition fees; and 7% from other sources. An increasing proportion of turnover is derived from electronic information products, principally internet based, and in 2004 32% of our turnover was derived from such sources, including 61% of LexisNexis turnover, 43% of Elsevier turnover and 10% of Reed Business turnover.

     Subscription sales are defined as turnover derived from the periodic distribution or update of a product or from the provision of access to online services, which is often prepaid. Circulation and copy sales include all other turnover from the distribution of a product and transactional sales of online services, usually on cash or credit terms. The level of publishing-related advertising sales and exhibition fees has historically been tied closely to the economic and business investment cycle with changes in the profit performance of advertisers, business confidence and other economic factors having a high correlation with changes in the size of the market. Subscription sales and circulation and copy sales have tended to be more stable than advertising sales through economic cycles.

     Revenues are recognised for the various categories of turnover as follows: subscriptions on periodic despatch of subscribed product or ratably over the period of the subscription where performance is not measurable by despatch; circulation — on despatch; advertising on publication or period of online display; exhibitions on occurrence of the exhibition; educational testing contracts — over the term of the contract on percentage completed against delivery milestones. Where sales consist of two or more independent components, revenue is recognised on each component as it is completed by performance, based on attribution of relative value.

     Certain of our businesses are seasonal in nature. In Elsevier, a significant proportion of annual revenue is derived from calendar year based journal subscriptions, with the substantial majority of annual cash inflow from these arising in the fourth quarter of each financial year. The majority of new Health Science publishing arises in the second half of the year. In Harcourt Education, the US Schools and Assessment businesses have a significant cash outflow in the first half of each year as product is produced and expenses incurred ahead of the main sales period in June through September, and after which there is substantial cash inflow. This, together with the phasing of other subscription receipts and exhibition deposits, results in significant cash flow seasonality whereby the substantial majority of annual operating cash inflows normally arises in the second half of the year.

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

     Our businesses provide products and services that are organised to serve four business sectors: Elsevier serves the science and medical sector; LexisNexis, the legal sector; Harcourt Education, the education sector; and Reed Business, the business to business sector.

	Turnover
	Year ended December 31
	2004		2003		2002
	(in millions, except percentages)
Elsevier	£1,363	28%	£1,381	28%	£1,295	26%
LexisNexis	1,292	27	1,318	27	1,349	27
Harcourt Education	868	18	898	18	993	20
Reed Business	1,289	27	1,328	27	1,383	27

Total	£4,812	100%	£4,925	100%	£5,020	100%

ELSEVIER

	Year ended December 31,
	2004	2003	2002
	(in millions)
Turnover
Elsevier
Science & Technology	£779	£789	£746
Health Sciences	584	592	549

	£1,363	£1,381	£1,295

     Elsevier comprises international scientific, technical and medical publishing and communications businesses. Elsevier is headquartered in Amsterdam and its principal operations are located in London, Oxford, Paris, Munich, New York, Philadelphia, St. Louis, San Francisco, Singapore, Tokyo and Delhi.

     Elsevier is managed as two customer-facing divisions: Science & Technology and Health Sciences, supported by an Operations division.

Science & Technology

     The Science & Technology division contributed 57% of the total Elsevier turnover in 2004. Of this turnover, 77% came from journals, 9% from books and the rest mainly from databases and software. Approximately 40% of Science & Technology turnover in 2004 was derived from North America, 32%) from Europe and the remaining 28% from the rest of the world.

     Through a number of imprints, including Elsevier, Academic Press and Butterworth Heinemann, Elsevier supplies scientific and technical information through journals and books, in print and electronic media, to libraries, scientists and professionals serving a wide range of research fields including the life sciences, social sciences, materials, engineering, chemistry, physics, economics, mathematics, earth sciences, computer sciences, management and psychology. Among Elsevier’s scientific journals well known in their fields are Cell, Brain Research, Neuroscience, Biochimica et Biophysica Acta, Journal of Molecular Biology, Molecular Therapy and Developmental Biology in the life sciences; Tetrahedron and Journal of Chromatography in chemistry; Physics Letters, Solid State Communications, Journal of Computational Physics and Journal of Sound and Vibration in physics; Journal of Financial Economics in economics; and Artificial Intelligence in the computer sciences field.

     Science & Technology’s flagship electronic product, ScienceDirect, is a full text online scientific research service. ScienceDirect now holds 6.7 million scientific research articles and 40 major reference works that can be searched, accessed and linked. Elsevier also publishes secondary material in the form of supporting bibliographic data, indexes and abstracts, and tertiary information in the form of review and reference works.

     In November 2004, Elsevier launched a major new electronic product, Scopus, which provides scientists with a comprehensive database and intuitive tool to navigate their way quickly through the world’s accumulated scientific research. The Scopus database has nearly 30 million abstracts of scientific research articles, from 14,000 peer reviewed publications. The navigational service was developed in close collaboration with 20 library partners around the world.

     Elsevier offers secondary databases, available electronically, online or on CD. These include: EMBASE, covering pharmaceutical and biomedical sciences; Compendex, covering the engineering disciplines; Geobase, focusing on geoscience and related areas.

     Elsevier offers software solutions provided by its two software businesses, MDL Information Systems (“MDL”) and Endeavor Information Systems (“Endeavor’’). MDL provides research tools and software solutions to the life sciences industry and, through Endeavor, Elsevier provides integrated collection management solutions for libraries.

     Competition within the science and technology publishing fields is generally on a journal by journal basis. Competing leading journals are typically published by learned societies such as the American Chemical Society, the Institute of Electrical and Electronics Engineers and the American Institute of Physics in the United States and the Royal Society of Chemistry in the United Kingdom.

     Journals are generally sold to libraries, with subscription agents facilitating the administrative process. Electronic products, such as ScienceDirect, are sold through our dedicated sales force which has offices around the world including Amsterdam, New York, Rio de Janeiro, Singapore and Tokyo. Books are sold through book stores, both traditional and online, and wholesalers.

Health Sciences

     The Health Sciences division of Elsevier operates an international network of nursing, health professions and medical publishing and communications businesses under the Saunders, Mosby, Churchill Livingstone, Elsevier and Excerpta Medica imprints and brands. Its principal geographic markets are the United States, the United Kingdom, Germany and France, while other important markets include Italy, Spain, Canada, Australia, Japan and China.

     The division contributed approximately 43% of Elsevier turnover in 2004. Of this turnover, 47% came from journals, 46% from books and the remainder mainly from the pharmaceutical communication business. Approximately 58% of Health Sciences turnover in 2004 was derived from North America, 26% from Europe and the remaining 16% from the rest of the world.

     Elsevier publishes international medical titles such as The Lancet and Gray’s Anatomy. Other medical books and journals include The Journal of the American College of Cardiology, Gastroenterology, The Journal of Allergy and Clinical Immunology, Pain, Encyclopédie Médico-Chirurgicale, the book series Les Conférences d’Enseignement and Potter and Perry’s Fundamentals of Nursing. Within its publishing programme, Elsevier also publishes a number of journals for learned societies. As an extension of its medical reference works programme, Elsevier also publishes electronic editions of a number of reference titles. These are online versions whose functionality includes continuous updates, search facilities and medical, literature and drug updates.

     Elsevier publishes textbooks for students and practising professionals in the medical, nursing and health professions in the United States, United Kingdom, Canada and Australia. Elsevier’s medical textbooks include Cecil Textbook of Medicine, Guyton’s Textbook of Physiology, Robbins & Cotran Pathologic Basis of Disease, and Rang’s Pharmacology. Elsevier’s nursing titles include Mosby’s Medical, Nursing and Allied Health Dictionary, Mosby’s Nursing Drug Reference, Medical-Surgical Nursing and Wong’s Essentials of Pediatric Nursing. In the allied health professions markets, Elsevier publishes Chabner’s Language of Medicine, Merrill’s Atlas of Radiographic Positions & Radiologic Procedures, Ettinger’s Textbook of Veterinary Internal Medicine and Roberson’s Art and Science of Operative Dentistry.

     Elsevier offers a suite of electronic products serving both students and practising professionals across health science markets. In addition to offering medical journals online through ScienceDirect, Health Sciences’ flagship electronic product, MDConsult, provides web access to major medical reference works, databases, clinical journals, drug information, practice guidelines, education programmes, expert commentaries and medical news for medical students, physicians and other healthcare professionals. In 2004, Elsevier has continued to develop its online health sciences education platform, Evolve, which provides electronic content, services and course management tools to support and develop its health sciences text book programme.

     Through Excerpta Medica, Elsevier publishes customised information for healthcare professionals, medical societies and pharmaceutical companies internationally. Excerpta Medica also works closely with pharmaceutical companies to provide international marketing and communications platforms for new drugs.

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

     Books are sold by book stores and wholesalers, and directly, generally through our dedicated sales force. Journals are generally sold to libraries, with subscription agents facilitating the administrative process, and to individuals, through direct mail and through societies. Electronic products, such as MDConsult, are generally sold directly through our dedicated sales force.

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

     Printing is primarily sourced through a variety of unaffiliated printers located in the United Kingdom, the Netherlands, the United States, China, Hong Kong and South America. Distribution of hard copy journals is mainly outsourced. Book distribution in Europe and the United States is mostly handled in-house.

LEXISNEXIS

	Year ended December 31,
	2004	2003	2002
	(in millions)
Turnover
LexisNexis
North America	£949	£992	£1,056
International	343	326	293

	£1,292	£1,318	£1,349

     LexisNexis provides legal, tax, regulatory, and business information to professional, business and government customers internationally and comprises LexisNexis North America and LexisNexis International. In 2004, LexisNexis North America contributed approximately 73% of the total LexisNexis turnover, with LexisNexis International accounting for 27%.

     During 2004, LexisNexis continued to invest in new content and online services as well as expanding into related workflow solutions through both organic development and acquisition.

LexisNexis North America

     LexisNexis North America operates principally in the United States and comprises North American Legal Markets and US Corporate and Federal Markets. In 2004, approximately 67%, of LexisNexis North America’s turnover came from subscription sales, including online services, 14% from transactional sales, including online services, 10% from advertising, including directory listings, 2% from circulation and copy sales and the remaining 7% from other sources.

     North American Legal Markets develops, markets and sells LexisNexis information products and services in electronic and print formats to law firms and practitioners, law schools and state and local governments in the United States and Canada. During 2004, we have added significantly to US case law summaries and annotated state codes and selectively acquired a number of businesses, including providers of law firm practice management, billing and client development tools, that we can leverage with the assets and customer relationships we already have.

     The flagship online legal research service, lexis. com, provides online access to state and federal case law; codes and statutes; court documents; over 4.9 billion searchable documents; business news, legal news, and regional news; expert commentary on the law; and sophisticated searching and linking tools customized for the needs of legal researchers. Other brands and products include:

— Matthew Bender, a publisher of legal analysis with leading titles such as Collier on Bankruptcy, Moore’s Federal Practice, and Nimmer on Copyright.

— Michie, a publisher of more than 600 practice-enhancing titles, 400 custom legal publications and annotated codes for all 50 US states and Canada. In addition, Michie is the publisher of the United States Code Service and United States Supreme Court Reports, Lawyers’ Edition.

— Applied Discovery, a leading provider of electronic discovery services to law firms and corporations in the United States.

— Courtlink, providing online access to courts in the United States with advanced filing and searching and notification capabilities.

— Shepard’s, the publisher of Shepard’s Citations Service, a US legal citation service delivered online or in print. “Shepardizing’’TM is a common process for US lawyers that involves checking the continuing authority of a case or statutory reference in light of subsequent legal changes.

— Martindale-Hubbell, the publisher of biographical information on the legal profession in North America and internationally. The Martindale-Hubbell Law Directory, including the martindale.com databases, is typically utilized as a marketing vehicle by law firms, and provides access to the qualifications and credentials of over one million lawyers and law firms internationally. In addition, Martindale-Hubbell offers a suite of web services, in combination with professional listings, on its lawyers. com site, which is aimed at smaller law firms targeting consumers and small businesses.

     US Corporate and Federal Markets develops, markets and sells LexisNexis products and services to corporations, federal government agencies and academic institutions and also manages news, business, financial and public records content acquisition and enhancements. The risk management applications of US Corporate and Federal Markets are designed to assist customers in managing risk through fraud detection and prevention, identity verification, pre-employment screening and due diligence. The acquisition of Seisint Inc. completed in the second half of 2004, significantly expanded the risk management business. Seisint provides information products, including Accurint and Securint, that allow business, financial services, legal and government customers to quickly and easily extract valuable knowledge from a vast array of data.

     On March 9, 2005, Reed Elsevier announced that LexisNexis had identified a number of incidents of potentially fraudulent access to information about US individuals at Seisint. The incidents arose from the misappropriation by third parties of user identities and passwords from legitimate customers. LexisNexis has notified law enforcement authorities and is proactively assisting in law enforcement investigations of these incidents. LexisNexis is also working with customers to enhance security procedures.

     In US legal markets, LexisNexis North America’s principal competitor is West (The Thomson Corporation). The principal competitors in corporate and government markets are West and Dialog (The Thomson Corporation), Factiva (a Reuters/Dow Jones joint venture) and Choicepoint.

LexisNexis International

     The LexisNexis International division comprises LexisNexis Europe and Africa, headquartered in London; LexisNexis Asia Pacific, headquartered in Singapore; and LexisNexis Latin America, headquartered in Buenos Aires. In 2004, approximately 64% of LexisNexis International’s turnover was derived from subscriptions, 26% from circulation and copy sales, 1% from advertising and 9% from other sources. In the same year, approximately 44% of turnover came from the UK, 31% from Continental Europe and 25% from the rest of the world. During 2004, progress has been made with the development of the global online delivery platform, with the launch of services on the new platform in France, Germany, Australia and the UK.

     LexisNexis Europe and Africa includes LexisNexis Butterworths in the United Kingdom and South Africa, LexisNexis in France, Benelux and Poland; LexisNexis Deutschland in Germany; Verlag LexisNexis ARD Orac in Austria; as well as minority interests in Giuffré Editore in Italy and Stämpfli Verlag in Switzerland.

     LexisNexis Butterworths in the United Kingdom is a professional publisher, providing legal, tax and business information via online, print and CD media. The new web-based LexisNexis Butterworths service provides a resource for legal, tax, regulatory and business information, including access to a range of UK, US, Australian, New Zealand, South African and other legal materials, via a single gateway. LexisNexis Butterworths’s principal publications are Halsbury’s Laws of England, The Encyclopaedia of Forms and Precedents, Simon’s Taxes and Butterworths Company Law Service. The principal competitors in the United Kingdom are Sweet & Maxwell and Westlaw (both part of the Thomson Corporation) in legal markets; CCH Croner (Wolters Kluwer) in tax and regulatory markets; and Factiva (a Reuters/Dow Jones joint venture) in corporate markets.

     LexisNexis in France is a provider of information to lawyers, notaries and courts, with JurisClasseur and La Semaine Juridique being the principal publications. Under the brands Infolib and Légisoft, LexisNexis also provides practice management, production and computation software tools for lawyers, notaries and accountants. The major competitors of LexisNexis in France are Editions Francis Lefèbvre, Editions Legislatives, Dalloz (Lagardere) and Lamy (Wolters Kluwer).

HARCOURT EDUCATION

	Year ended December 31,
	2004	2003	2002
	(in millions)
Turnover
Harcourt Education
US Schools and Assessment	£774	£810	£908
International	94	88	85

	£868	£898	£993

     Harcourt Education comprises: the Harcourt Education US Schools and Assessment businesses, which provide print and multimedia teaching and assessment materials, principally for kindergarten to 12th grade students in the United States; and Harcourt Education International, which provides educational content to students and teachers, principally in the United Kingdom, Australia, New Zealand and southern Africa. Management responsibility for the Greenwood-Heinemann and Global Library businesses has been transferred from the International businesses to the US Schools and Assessment businesses with which they are more closely aligned. The prior year comparatives for these businesses have been restated accordingly.

     In 2004, the Harcourt Education US Schools and Assessment businesses contributed approximately 89% of the total turnover of Harcourt Education, with Harcourt Education International accounting for 11%. Approximately 85% of Harcourt Education turnover in 2004 was derived from North America, 10%, from Europe and the remaining 5% from the rest of the world.

Harcourt Education US Schools and Assessment

     Harcourt Education US Schools and Assessment businesses provide textbooks and related instructional materials to US schools, and comprise Harcourt School Publishers; Holt, Rinehart and Winston; Harcourt Achieve; Greenwood-Heinemann; Global Library; and Harcourt Trade Publishers.

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

     Holt, Rinehart and Winston, based in Austin, Texas, offers educational textbooks and related instructional materials, including print-based products, CDs, videos and internet-based support and reference materials to middle and secondary schools. It publishes educational material covering, in particular, literature and language arts, science, mathematics, world languages, and social studies. Its programmes include Elements of Literature, Elements of Language, Holt Middle School Math, and Holt Science and Technology.

     Harcourt Achieve, based in Austin, Texas, is a publisher of supplemental kindergarten to 12th grade and adult education materials, including skills-based programmes, remedial learning, test preparation, professional development materials and general equivalency diploma preparation. Harcourt Achieve provides materials for students with special educational needs and for whom English is a second language. On June 30, 2004, Harcourt Education acquired Saxon Publishers, a leading publisher of skills-based instructional material for pre-kindergarten through high school students in mathematics, phonics and early childhood learning. The strength of Saxon’s skills-based math programme fits well with Harcourt’s supplemental business with its focus on reading and language arts. Programmes within Harcourt Achieve include Saxon Math, Rigby Literacy, Pair-It and Power Up!.

     Greenwood-Heinemann, headquartered in Westport, Connecticut, is a publisher of monograph and reference lists, teachers’ professional resources and educational materials for libraries and librarians. Global Library, headquartered in Oxford, United Kingdom, publishes reference materials for school libraries.

     Harcourt Trade Publishers, based in San Diego, California, includes the Harvest imprint. Harcourt Trade authors have won the Nobel Prize for Literature three times in the last eight years and Harcourt Trade books have won several prestigious awards and recognitions, including the National Book Award, Edgar Award, Man Booker Prize, and numerous New York Times “Best Book of the Year” citations.

     The principal warehouse and distribution facilities of the Harcourt Education US Schools businesses are in Bellmawr, New Jersey; Lewisville, Texas; and Troy, Missouri. Printing and binding is sourced through unaffiliated printers.

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

     The principal competitors of the Harcourt Education US Schools businesses are Pearson, McGraw Hill and Houghton-Mifflin. In the international library market, the principal competitors are Scholastic/Grollier, Wayland (WH Smith) and Watts (Lagardere).

     Harcourt Assessment, headquartered in San Antonio, Texas, is a provider of educational, clinical and performance measurement.

     In educational testing, Harcourt Assessment provides a range of educational achievement, aptitude and guidance testing services for measuring kindergarten to 12th grade student progress. Principal products are norm-referenced, criterion-referenced and formative instructional assessments and include the Stanford Achievement Test Series.

     In clinical testing, Harcourt Assessment provides practising and research psychologists with psychological, speech and occupational therapy assessment tests for many aspects of human behaviour, intelligence and development. Products include the Wechsler Intelligence Scales, the Bayley Scales of Infant Development, the Beck Inventories, and Clinical Evaluation of Language Fundamentals.

     The principal competitors of Harcourt Assessment in educational testing are CTB (McGraw Hill), Riverside (Houghton-Mifflin) and, in scoring, NCS (Pearson). Competition in clinical testing is fragmented, with competitors including NCS (Pearson), American Guidance Services, Riverside (Houghton-Mifflin) and Pro-Ed.

Harcourt Education International

     Harcourt Education International comprises the UK Schools publishing business; Rigby-Heinemann in Australia; Heinemann in southern Africa and Reed Publishing in New Zealand. In 2004, approximately 59%, of turnover was derived from the United Kingdom, 4% from the United States, 11%, from Australia and the remaining 26% from the rest of the world.

     The UK Schools business is a provider of textbooks and related instructional materials to the UK primary and secondary schools market through the Heinemann, Ginn and Rigby imprints. Rigby-Heinemann is a publisher of primary and secondary school books in Australia. In southern Africa, Heinemann is a publisher of school books and, in New Zealand, Reed Publishing publishes both textbooks and consumer books for the local market.

     Printing and binding are performed by unaffiliated printers both in the country of origin and around the world. Harcourt Education International has its own warehouse and distribution facilities in its principal territories. Harcourt Education International’s principal UK competitors are Longman (Pearson), Oxford University Press, Nelson Thornes (Wolters Kluwer) and Cambridge University Press. In Australia, the principal commercial competitors include Nelson, Macmillan, AWL and Jacaranda.

REED BUSINESS

	Year ended December 31,
	2004	2003	2002
	(in millions)
Turnover
Reed Business Information
US	£323	£365	£438
UK	244	234	241
Continental Europe	268	277	256
Asia Pacific	33	32	23
Reed Exhibitions	421	420	425

	£1,289	£1,328	£1,383

     Reed Business comprises Reed Business Information, the business magazine and information businesses operating principally in the United States, the United Kingdom, Continental Europe and Asia Pacific, and Reed Exhibitions, an international exhibitions business.

Reed Business Information

     Reed Business Information contributed approximately 67% of the turnover of Reed Business in 2004. In the United States, business to business magazines are primarily distributed on a “controlled circulation” basis, whereby the product is delivered without charge to qualified buyers within a targeted industry group based upon circulation lists developed and maintained by the publisher. Magazines distributed on a “controlled circulation” basis are therefore wholly dependent on advertising for their revenues. In the United Kingdom, business magazines are distributed both on a “controlled circulation” basis and a “paid circulation” basis, with “paid circulation” titles also dependent on advertising for a significant proportion of their revenues. In the Netherlands, a higher proportion of publications is sold by “paid circulation”.

     In 2004, approximately 56% of Reed Business Information turnover came from advertising, 23% from subscription sales, 7% from circulation sales, 4% from training and 10% from other sources including sales of software applications. Approximately 39% of Reed Business Information turnover in 2004 came from the United States, 23%, from the United Kingdom, 33% from Continental Europe and 5% from the rest of the world.

     2004 saw the launch of 10 titles, including Variety and Interior Design, in China through joint arrangements with IDG and Chinese partners, growth in the recently launched Design News Japan, and the development of Vlife within the Variety portfolio. Online revenues grew by more than 30% in 2004 to over £100 million reflecting increasing advertising and search demand in our webzines, recruitment sites, data services, and online search engines and directories.

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

     Reed Business Information UK (“RBI UK”), a business information publisher, has a portfolio of over 100 business magazines, directories, market access products and online services. Its business magazines include Computer Weekly, Farmers Weekly, Estates Gazette, Flight International, New Scientist, Caterer & Hotelkeeper, Commercial Motor and Community Care. Its online services consist of recruitment sites such as totaljobs.com and cwjobs.co.uk, an industrial search engine, Kellysearch.com, and data services and other sites, including Estates Gazette Interactive and ICIS-LOR. RBI UK additionally publishes print and online directories including Kompass and The Bankers’ Almanac Bankersalmanac. com.

     Paper and printing services are purchased from unaffiliated third parties, primarily on a coordinated basis with other Reed Elsevier businesses in the United Kingdom. RBI UK’s distribution is generally through public postal systems, with news-stand distribution for some titles through outside wholesalers. RBI UK competes directly with EMAP Business

Communications, VNU and CMP Media in a number of sectors in the United Kingdom, and also with many smaller companies on an individual title by title basis.

     In Continental Europe, the principal business is Reed Business Information Netherlands (“RBI NL”), a business magazine and information publisher, publishing over 160 titles. Through trade journals, product news tabloids, directories, documentary systems, databases, newspapers, and websites, RBI NL serves markets which include agriculture, catering, construction, engineering, food, fashion, horticulture, transportation, tourism and travel. Its principal titles include Elsevier, a current affairs weekly, Beleggers Belangen and FEM in business and management, Boerderij in agriculture and Distrifood in retail. Its titles are predominantly subscription based and revenue is principally divided between subscriptions and advertising. Other publications within these businesses include Stratégies and Editions Prat in France and Detail in Germany. In Asia Pacific, principal titles include Australian Doctor and Money Management in Australia and EDN, a design news magazine for the electronics industry, in Asia.

     Printing and production is contracted out to third parties and distribution is mainly through the postal system. RBI NL competes with a number of companies on a title by title basis in individual market sectors, the largest competitors being Wolters Kluwer, VNU and SDU.

Reed Exhibitions

     Reed Exhibitions organises trade exhibitions and conferences internationally, with over 420 events in 34 countries, attracting over 85,000 exhibitors and more than 5 million visitors annually. The business contributed approximately 33% of the turnover of Reed Business in 2004. Over 77% of Reed Exhibitions’ turnover is derived from exhibition participation fees, with the balance primarily attributable to conference fees, advertising in exhibition guides, sponsorship fees and admission charges. In 2004, approximately 26% of Reed Exhibitions’ turnover came from North America, 46% from Continental Europe, 10% from the United Kingdom and the remaining 18% from the rest of the world. As some events are held other than annually, turnover in any single year may be affected by the cycle of non-annual exhibitions.

     Reed Exhibitions’ events are concentrated primarily in the following industries: IT/communications; manufacturing; aerospace /defence; leisure; electronics; food and hospitality; travel; sports and recreation; entertainment; healthcare and pharmaceuticals; and retail.

     Reed Exhibitions’ principal events include JCK International Jewellery Shows, Professional Golfers Association (PGA) Merchandise Show, Canadian Machine Tool Show, National Hardware Show and National Manufacturing Week in North America; World Travel Market, DSEi and London Book Fair in the United Kingdom; Batimat, MIDEM, MIPTV, MIPcom, MIPIM, Salon Nautique and Maison et Objet in France; AIMEX and Australian Gift Fairs in Australia; International Jewellery Tokyo in Japan; Asian Aerospace and Thai Metalex in South-East Asia; and the Travel series of international events.

     The exhibition industry has historically been extremely fragmented. The main US competitor is VNU. Outside the United States, competition comes primarily from industry focused trade associations and convention centre and exhibition hall owners who are also seeking an international presence.

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

     At the end of 2004, 89% (2003: 88%) of ERF’s gross assets were held in US dollars and 10%, (2003: 12%) in euros, including $8.4 billion (2003: $7.2 billion) and €0.7 billion (2003: €0.7 billion) in loans to Reed Elsevier Group plc subsidiaries. Loans made to Reed Elsevier Group plc businesses are funded from equity, long term debt of $1.0 billion and short term debt of $1.3 billion backed by committed bank facilities. Term debt is derived from a Swiss domestic public bond issue, bilateral term loans and private placements. Short term debt is primarily derived from euro and US commercial paper programmes.

     EFSA continued to diversify its debt maturity profile in 2004 with an additional $290 million of term debt raised, the proceeds of which were drawn down in 2005.

     In 2004, EFSA renegotiated various banking and cash pooling arrangements in Continental Europe and Asia and continued to provide advice to Reed Elsevier Group plc companies regarding interest and foreign currency exposures, implementation of International Financial Reporting Standards, and electronic collections and payment solutions.

     The average balance of cash under management in 2004, on behalf of Reed Elsevier Group plc and its parent companies, was approximately $0.5 billion.

ORGANISATIONAL STRUCTURE

     A description of the corporate structure is included under “—History and Development” on page 12. A list of significant subsidiaries, associates, joint ventures and business units is included as an exhibit, see “Item 19: Exhibits” on page F-84.

PROPERTY, PLANTS AND EQUIPMENT

     We own or lease over 400 properties around the world, the majority being in the United States. The table below identifies the principal owned and leased properties which we use in our business.

			Floor space
Location	Business segment(s)	Principal use(s)	(square feet)
Owned properties
Troy, Missouri	Harcourt Education	Office and warehouse	575,000
Miamisburgh, Ohio	LexisNexis and Elsevier	Office and data center	403,638
Bellmawr, New Jersey	Harcourt Education	Office and warehouse	380,000
Linn, Missouri	Elsevier	Warehouse	206,659
Albany, New York	LexisNexis	Office	194,780
Colorado Springs, Colorado	LexisNexis	Office	181,197
Leased properties
San Antonio, Texas	Harcourt Education	Office and warehouse	559,258
New York, New York	Reed Business and Elsevier	Office	429,300
Lewisville, Texas	Harcourt Education	Office and warehouse	434,898
Orlando, Florida	Harcourt Education	Office	372,468
Amsterdam, Netherlands	Reed Business and Elsevier	Office	254,000
Austin, Texas	Harcourt Education	Office	195,230
Sutton, England	Reed Business	Office	191,960

     All of the above properties are substantially occupied by Reed Elsevier businesses.

     In Springfield, Ohio, a data center and office of approximately 60,000 square feet for use by LexisNexis and Elsevier, which we own, was constructed during 2004 at a cost of $40 million including plant and equipment.

     None of the real property owned or leased by Reed Elsevier which is considered material to Reed Elsevier taken as a whole is presently subject to liabilities relating to environmental regulations.

ITEM 5: OPERATING AND FINANCIAL REVIEW AND PROSPECTS

OPERATING RESULTS — REED ELSEVIER

     The following discussion is based on the combined financial statements of Reed Elsevier for the three years ended December 31, 2004, which have been prepared in accordance with UK GAAP. UK GAAP differs in certain significant respects from US GAAP as set out in note 28 to the combined financial statements.

     The following discussion should be read in conjunction with, and is qualified by reference to, the combined financial statements.

     Reed Elsevier derives its turnover principally from subscriptions, circulation and copy sales, advertising sales and exhibition fees.

Turnover by source for continuing operations
Year ended December 31,

	2004		2003		2002
		(in millions, except percentages)
Subscriptions	£1,836	38%	£1,944	39%	£1,932	38%
Circulation & copy	1,575	33	1,523	31	1,519	30
Advertising	640	13	662	13	720	14
Exhibition fees	429	9	429	9	432	9
Other	332	7	367	8	417	9

Total	£4,812	100%	£4,925	100%	£5,020	100%

Turnover by geographic market for continuing operations(1)
Year ended December 31,

	2004		2003		2002
	(in millions, except percentages)
North America	£2,779	58%	£2,921	60%	£3,152	63%
United Kingdom	545	11	551	11	545	11
The Netherlands	202	4	207	4	207	4
Rest of Europe	725	15	695	14	611	12
Rest of world	561	12	551	11	505	10

Total	£4,812	100%	£4,925	100%	£5,020	100%

(1)	Reed Elsevier’s geographic markets are North America, the United Kingdom, the Netherlands, the Rest of Europe (excluding the United Kingdom and the Netherlands) and the rest of the world (other than North America, the United Kingdom, the Netherlands and the Rest of Europe).

     The cost profile of individual businesses within Reed Elsevier varies widely and costs are controlled on an individual business unit basis. The most significant cost item for Reed Elsevier as a whole is staff costs, which represented 38%, 39% and 37% of Reed Elsevier’s total cost of sales and operating expenses before amortisation of goodwill and intangible assets and exceptional items in 2004, 2003 and 2002, respectively.

     The following tables show turnover, operating profit (including joint ventures) and adjusted operating profit for each of Reed Elsevier’s business segments in each of the three years ended December 31, 2004, together with the percentage change in 2004 and 2003 at both actual and constant exchange rates. Adjusted operating profit is included on the basis that it is a key financial measure used by management to evaluate performance and allocate resources to the business segments, as reported under SFAS 131 in note 3 to the combined financial statements. Adjusted operating profit represents operating profit before amortisation of goodwill and intangible assets and exceptional items. A reconciliation of adjusted operating profit to operating profit is included below. For further details see note 3 to the combined financial statements. Exceptional items are significant items within Reed Elsevier’s ordinary activities which, under UK GAAP, need to be disclosed separately by virtue of their size or incidence; see note 8 to the combined financial statements for a further description of these items.

	Turnover
	Year ended December 31,
	2004		2003		% change		2002		% change
					actual	constant			actual	constant
					rates	rates(1)			rates	rates(2)
	(in millions, except percentages)
Elsevier	£1,363	28%	£1,381	28%	–1%	+4%	£1,295	26%	+7%	+8%
LexisNexis	1,292	27	1,318	27	–2	+7	1,349	27	–2	+3
Harcourt Education	868	18	898	18	–3	+7	993	20	–10	–3
Reed Business	1,289	27	1,328	27	–3	+2	1,383	27	–4	–4

Total	£4,812	100%	£4,925	100%	–2%	+5%	£5,020	100%	–2%	+1%

	Operating Profit
	Year ended December 31,
	2004		2003		% change		2002		% change
					actual	constant			actual	constant
					rates	rates(1)			rates	rates(2)
	(in millions, except percentages)
Elsevier	£386	55%	£375	57%	+3%	+7%	£294	58%	+28%	+25%
LexisNexis	110	16	95	14	+16	+22	61	12	+56	+52
Harcourt Education	90	13	91	14	–1	+10	102	20	–11	–3
Reed Business	111	16	100	15	+11	+13	50	10	+100	+92

Total	£697	100%	£661	100%	+5%	+10%	£507	100%	+30%	+29%

	Adjusted Operating Profit(3)
	Year ended December 31,
	2004		2003		% change		2002		% change
					actual	constant			actual	constant
					rates	rates(1)			rates	rates(2)
	(in millions, except percentages)
Elsevier	£460	40%	£467	40%	–1%	+3%	£429	38%	+9%	+8%
LexisNexis	308	26	301	25	+2	+11	287	25	+5	+10
Harcourt Education	164	14	174	15	–6	+5	183	16	–5	+2
Reed Business	227	20	236	20	–4	—	234	21	—	—

Total	£1,159	100%	£1,178	100%	–2%	+5%	£1,133	100%	+4%	+6%

     Adjusted operating profit is derived from operating profit as follows:

	2004	2003	2002
	£m	£m	£m
	(in millions, except percentages)
Operating profit including joint ventures	£697	£661	£507
Adjustments:
Amortisation of goodwill and intangible assets (including joint ventures)	406	445	527
Exceptional items:
Reorganisation costs	18	23	42
Acquisition integration and related costs	38	49	57

Adjusted operating profit	£1,159	£1,178	£1,133

(1)	Represents percentage change in 2004 over 2003 at constant rates of exchange, which have been calculated using the average exchange rates for the 2003 financial year. These rates were used in the preparation of the 2003 financial statements.

(2)	Represents percentage change in 2003 over 2002 at constant rates of exchange, which have been calculated using the average exchange rates for the 2002 financial year. These rates were used in the preparation of the 2002 financial statements.

(3)	Adjusted operating profit represents operating profit before the amortisation of goodwill and intangible assets and exceptional items, and is reconciled to operating profit above. For further details see note 3 to the combined financial statements.

     In the commentary below, percentage movements are at actual exchange rates unless otherwise stated. Percentage movements at constant exchange rates are calculated using the average exchange rates for the previous financial year. Percentage movements at both actual rates and constant rates are shown in tables on page 24. The effect of currency movements on the 2004 results is further described separately below (see “— Effect of Currency Translation”). References to operating profit relate to operating profit including joint ventures. References to underlying performance are calculated to exclude the effects of acquisitions, disposals and the impact of currency translation.

Results of Operations for the Year Ended December 31, 2004
Compared to the Year Ended December 31, 2003

General

     Turnover decreased by 2% to £4,812 million. The continued decline of the US dollar since 2003 has had adverse currency translation effects on the reported results. At constant exchange rates, turnover was 5% higher, or 3% higher excluding acquisitions and disposals.

     Operating profits of £697 million were up 5%, or 10% at constant exchange rates, compared with £661 million in 2003. Operating profit is after amortisation of goodwill and intangible assets, including in respect of joint ventures, of £406 million (2003: £445 million) and operating exceptional items of £56 million (2003: £72 million). Excluding these items, operating profits would have been down 2% at £1,159 million (2003: £1,178 million), or up 5% at constant exchange rates, and up 3% on an underlying basis. The increase in operating profits principally reflects improved operating performance (described for each business segment below), lower goodwill and intangible asset amortisation and a reduction in exceptional charges.

     Operating margins, including amortisation of goodwill and intangible assets and operating exceptional items, were 14.5%. Excluding amortisation of goodwill and intangible assets and operating exceptional items, the margin would have been 24.1%, up 0.2 percentage points compared to 2003, reflecting the continued management of costs despite increased investment.

     The amortisation charge for intangible assets and goodwill, including in respect of joint ventures, of £406 million was down £39 million on the prior year as a result of translation effects and some past acquisitions becoming fully amortised.

     Exceptional items showed a pre-tax charge of £59 million, comprising £38 million of acquisition related costs including employee severance actions and other costs arising on the integration of Seisint Inc., Saxon Publishers and other recent acquisitions, £18 million in respect of restructuring costs related to employee severance actions taken in the year principally in Reed Business and Elsevier, and a £3 million net loss on disposal of businesses and fixed asset investments. After a tax credit of £13 million, principally arising on exceptional costs, exceptional items showed a net post-tax loss of £46 million. This compares with a net post-tax exceptional gain of £38 million in 2003 including tax credits in relation to prior year disposals.

     Net interest expense, at £132 million, was £36 million lower than in the prior year, reflecting the benefit of 2003 cash flow, lower interest rates and currency translation effects.

     Profit before tax was £562 million, compared with £519 million in 2003, an increase of 8%, or 12% at constant exchange rates. The increase in profit before tax principally reflects the increased operating profits, as well as reduced net interest expense.

     The effective tax rate on earnings was 45.7% (2003: 35.3%). Excluding amortisation of goodwill and intangible assets, exceptional items and related tax effects, the effective tax rate would have been 26%, little changed from 2003.

     The attributable profit of £303 million was down 9%, or 8% at constant exchange rates, compared to £334 million in 2003, reflecting the lower exceptional tax credits compared to 2003 which more than offset the increase in profit before tax described above, both at actual and constant exchange rates.

     In 2004, US GAAP net income was £449 million, compared with £590 million in 2003. The decrease in US GAAP net income in 2004 compared to 2003 primarily reflects the factors described above together with charges arising in 2004 under US GAAP related to accounting for pensions under SFAS87 and stock based compensation under APB25, which had been credits in 2003. Net income under US GAAP for 2003 has been restated to reflect a reclassification from intangible assets to goodwill of amounts arising under US GAAP in relation to deferred taxation, with a consequential adjustment to amortisation. Net income under US GAAP for 2003 is accordingly £52 million higher and amortisation of intangible assets £52 million lower than the amounts previously reported.

Elsevier

     The Elsevier science and medical business has seen strong subscription renewals, growing online sales, and a successful medical book publishing programme. Revenues and adjusted operating profits were both 1% lower compared to 2003. At constant exchange rates, revenues increased by 4% over 2003, with growth adversely affected by budgetary constraints in academic institutions and some new product delay. Adjusted operating profits at constant exchange rates were up 3% compared to 2003. Minor acquisitions and disposals had little overall effect. Underlying operating margins were broadly flat as continued cost efficiency funded increased development spend on new product and customer service initiatives.

     The Science & Technology division saw underlying revenue growth of 3%. Strong journal subscription renewals at 96% and growing online sales through ScienceDirect were tempered by flat academic book sales and weak software sales, including delay in a new MDL product, Isentris, that was launched in December 2004. Market growth has also been constrained by pressures on institutional library budgets.

     The number of research articles published in the year was up 4%. Usage on ScienceDirect continues to grow, with article downloads up 41% to over 240 million before taking into account usage in locally hosted networks in developing markets such as China. New publishing and expansion of the archive increased the number of research articles on ScienceDirect by 25% to 6.7 million. The increasing migration of academic and corporate library customers to electronic subscriptions is providing a platform for further electronic product introduction; those taking e-only contracts now account for some 35% of journal subscriptions by value.

     The Health Sciences division saw underlying revenue growth of 5% attributable to new book publishing, continued strong backlist sales and journal advertising, and growing online sales. Journal subscription growth was held back by non renewal of some society publishing contracts relating to past performance issues. Revenues from titles and electronic product serving the nursing and allied health professions contributed significantly to growth. The businesses outside the US saw underlying revenue growth of 6%, attributable principally to the UK and Asia Pacific, and growth from pharmaceutical industry sponsored projects and conferences.

     Operating profit of Elsevier, including amortisation of goodwill and intangible assets and exceptional operating items, increased by £11 million to £386 million. This reflects the increase in adjusted operating profit at constant exchange rates described above and a decrease in exceptional acquisition integration and related costs, partly offset by currency translation effects.

LexisNexis

     LexisNexis’ results for 2004 reflect revenue growth resulting from its investment programme, which is delivering new publishing, better product functionalities and more powerful online services, as well as improved marketing and sales effectiveness. Demand for products linked to workflow applications and in risk management is also contributing to revenue growth. The International business outside the US grew particularly strongly.

     Revenues and adjusted operating profits were down 2% and up 2% respectively compared to 2003. At constant exchange rates, revenues and adjusted operating profits were up by 7% and 11% respectively, or 4% and 6% before acquisitions and disposals. LexisNexis North America saw revenues up 7% and adjusted operating profits up 12% at constant exchange rates, reflecting contributions from recently acquired companies, notably Applied Discovery (July 2003) and Seisint (September 2004). Underlying revenue growth improved to 3%, up from 2% in the prior year, and underlying adjusted operating profits were up 4%. Outside the US, the International business underlying revenues, before minor disposals, grew by 7% and underlying adjusted operating profits by 10%. Adjusted operating margins were 1 percentage point up on the prior year, reflecting the revenue growth and continued cost control despite increased investment.

     In North American Legal, online growth was seen in the US small law firm market, state and local government, electronic filing and court access services, in Canada, and in electronic discovery tools for large law firms. Underlying revenue growth was 3%, or 5% including Applied Discovery on a proforma basis, with online revenues up 10% at constant exchange rates and print and CD broadly flat as the market continues to migrate online. The legal directory business achieved further penetration of the small law firm market and expansion of online services. In US Corporate and Federal, underlying revenue growth improved to 4% from flat in the prior year. The risk management business achieved underlying revenue growth before acquisitions of 20%, whilst the corporate, federal and academic information business was flat, an improvement on the prior year 4% decline, as product improvements and marketing initiatives countered continuing pressures on customer budgets and industry consolidation.

     The growth in the risk management business is driven by the demand for identity authentication, fraud prevention, credit and security risk solutions from legal, commercial, government and law enforcement customers. In September, this business was significantly expanded through the $775m acquisition of Seisint, which has developed leading data technologies for acquiring, processing, linking and querying large public record and related datasets which deliver both product and cost leadership in this market.

     The LexisNexis International businesses outside North America saw underlying revenue growth increase to 7% reflecting growth from new publishing and the introduction of more powerful online services. Online revenues were up 28% driven particularly by growth in the United Kingdom, South Africa, Netherlands, Poland, Latin America, Hong Kong and Japan, while France saw online legal revenues more than double, albeit from a low base, with the successful launch of the new global online delivery platform. Online news and business services also grew in Europe with significant new content and product improvements and more effective marketing. Underlying adjusted operating profit growth was 10% whilst increasing investment in Asia Pacific and in the launch of the new online platform.

     Operating profit of LexisNexis, including amortisation of goodwill and intangible assets and exceptional operating items, increased by £15 million to £110 million. This reflects the increase in adjusted operating profit at constant exchange rates described above and a decrease in amortisation of goodwill and intangible assets as some past acquisitions become fully amortised, partly offset by currency translation effects.

Harcourt Education

     Revenues and adjusted operating profits were down 3% and 6% respectively compared to 2003. At constant exchange rates, revenues and adjusted operating profits increased by 7% and 5% respectively, including a part year contribution from the Saxon supplemental math publisher acquired on June 30. Underlying revenue growth was 2% with underlying adjusted operating profits 1% lower. Adjusted operating margins were 0.5 percentage points lower due to the revenue decline, additional sales and marketing expense incurred ahead of the 2005 adoption year, and investment and a different sales mix in Harcourt Assessment.

     The Harcourt US K-12 schools business gained a leading overall market share of over 30% in state textbook adoptions, growth in open territories, and significant new Reading First contracts. Underlying revenues were however flat against a market down 2-3% due to the reduction in available adoption opportunities in 2004. Particular successes in the Elementary market adoptions, where Harcourt achieved a clear leadership position, were in Florida math and South Carolina reading. In the Secondary market, strong performances were seen in the science and language arts adoptions but Harcourt‘s overall position was held back by the lack of a new high school math programme which is due next year. The supplemental businesses saw growth from new frontlist publishing which is starting to come through as the publishing programme is realigned to meet No Child Left Behind Act requirements. Underlying adjusted operating profits were 2% lower, reflecting the sales and marketing spend ahead of the 2005 adoptions.

     Harcourt Assessment saw underlying revenue growth of 8% driven by new state testing contracts and growth on existing contracts. Growth was also seen in international markets as local language editions of key titles were introduced. Underlying adjusted operating profits were 1% lower due to new product investment and a change in sales mix after the heavy prior year clinical publishing schedule.

     The Harcourt Education International business saw good growth from new publishing in the UK and southern Africa with revenues and adjusted operating profits up 6% and 8% respectively at both actual and constant exchange rates.

     Operating profit of Harcourt Education, including amortisation of goodwill and intangible assets and exceptional operating items, decreased by £1 million to £90 million. This reflects the increase in adjusted operating profit at constant exchange rates described above and a decrease in amortisation of goodwill and intangible assets as some past acquisitions become fully amortised, more than offset by currency translation effects.

Reed Business

     Revenues and adjusted operating profits were 3% and 4% lower respectively compared to 2003. At constant exchange rates, revenues and adjusted operating profits were both up 2% before minor acquisitions and disposals. The magazines and information publishing businesses revenues were broadly flat whilst the exhibitions business grew 6%. Adjusted operating margins were largely held flat.

     In the US, Reed Business Information saw revenues up 1% at constant exchange rates for the year for continuing titles, with the first half decline of 3% reversed in the second half. Continued growth was seen in the media sector and, whilst the manufacturing titles showed some further decline, the electronics sector was up on the prior year. Online revenues grew well with significant website development and marketing initiatives. Adjusted operating profits grew 3% at constant exchange rates reflecting continued tight cost control.

     In the UK, Reed Business Information revenues and adjusted operating profits were both up 5% at constant exchange rates with revenue growth of 10% or more in the property, personnel and construction sectors, a return to growth in the technology sector, and continuing growth from online recruitment advertising, with print recruitment advertising also ahead. Overall display advertising, having been down in the first half, recovered with growth in online display to end the year up 2%. Online revenues now account for 28% of UK revenues and grew 26% in the year.

     In Continental Europe, Reed Business Information saw underlying revenue and adjusted operating profit declines of 3% and 7% respectively, with demand impacted by continued economic weakness in the Netherlands and Germany in particular. The focus on market share performance and yield management mitigated subscription and advertising volume declines. In Asia Pacific underlying revenue growth was 10% with strong performances in Australia, Singapore and Japan.

     Reed Exhibitions saw underlying revenue growth of 6% and underlying adjusted operating profits up 7%. Revenue growth in annual exhibitions and from new launches was 4% at constant exchange rates, reflecting growth in the US security, jewellery and gaming shows, in the international travel and property shows, and in France and Asia Pacific. The net cycling in of non-annual shows contributed 2 percentage points to revenue growth.

     Operating profit of Reed Business, including amortisation of goodwill and intangible assets and exceptional operating items, increased by £11 million to £111 million. This principally reflects broadly flat adjusted operating profit at constant exchange rates described above, a decrease in amortisation of goodwill and intangible assets as some past acquisitions become fully amortised and a decrease in exceptional charges related to restructuring actions, partially offset by currency translation effects.

Results of Operations for the Year Ended December 31, 2003
Compared to the Year Ended December 31, 2002

General

     Turnover decreased by 2%, to £4,925 million. At constant exchange rates, turnover was 1% higher, or flat excluding acquisitions and disposals.

     Operating profits of £661 million were up 30%, or 29% at constant exchange rates, compared with £507 million in 2002. Operating profit is after amortisation of goodwill and intangible assets, including in respect of joint ventures, of £445 million (2002: £527 million) and operating exceptional items of £72 million (2002: £99 million). Excluding these items, operating profits would have been up 4% at £1,178 million (2002: £1,133 million), or 6% at constant exchange rates, and 5% on an underlying basis. The increase in operating profits principally reflects the improved operating performance described in the segment reviews below, lower goodwill and intangible asset amortisation and a reduction in exceptional charges.

     Operating margins, including amortisation of goodwill and intangible assets and operating exceptional items, were 13.4%. Excluding amortisation of goodwill and intangible assets and operating exceptional items, the margin would have been 23.9%, up 1.3 percentage points, reflecting the continued management of costs.

     The amortisation charge for intangible assets and goodwill, including in respect of joint ventures, amounted to £445 million, down £82 million on the prior year as a result of translation effects and some past acquisitions becoming fully amortised.

     Exceptional items showed a pre-tax charge of £46 million, comprising £49 million of Harcourt and other acquisition integration and related costs, £23 million in respect of restructuring actions taken in response to the effect of the protracted global economic slowdown, less a £26 million net gain on disposal of businesses and fixed asset investments. During 2003, approximately 1,500 positions were eliminated through restructuring, particularly in the LexisNexis and Reed Business divisions, and on the further integration and rationalisation of Harcourt. After a tax credit of £84 million principally arising on the exceptional items and in respect of prior year disposals, exceptional items showed a net post-tax gain of £38 million. This compares with a net post-tax exceptional gain of £11 million in 2002.

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

     In 2003, the US GAAP net income was £590 million, compared with £418 million in 2002. Net income under US GAAP has been restated to reflect a reclassification from intangible assets to goodwill of amounts arising in relation to deferred tax liabilities in respect of acquired intangible assets, and a consequential adjustment to amortisation. Net income under US GAAP is higher than previously reported by £52 million in 2003 and £53 million in 2002 due to the reduced amortisation of intangible assets. The increase in US GAAP net income in 2003 compared to 2002 primarily reflects the improved operating performance described above, excluding amortisation of goodwill and intangible assets which did not significantly change under US GAAP, together with the effects of changes in the fair value of financial instruments.

Elsevier

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

     Operating profit, including amortisation of goodwill and intangible assets and exceptional operating items, increased by £81 million to £375 million. This reflects the increase in adjusted operating profit, the decrease in amortisation of goodwill and intangible assets as a result of translation effects and some past acquisitions becoming fully amortised, and the decrease in exceptional acquisition integration and related costs, primarily relating to Harcourt.

LexisNexis

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

     Operating profit, including amortisation of goodwill and intangible assets and exceptional operating items, increased by £34 million to £95 million. This reflects the increase in adjusted operating profit, the decrease in amortisation of goodwill and intangible assets principally as a result of translation effects, and the decrease in exceptional charges incurred in relation to restructuring actions.

Harcourt Education

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

     Operating profit, including amortisation of goodwill and intangible assets and exceptional operating items, decreased by £11 million to £91 million. This principally reflects the decrease in adjusted operating profit, with the decrease in amortisation of goodwill and intangible assets being broadly offset by an increase in exceptional acquisition integration and related costs.

Reed Business

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

     At Reed Exhibitions, revenues and adjusted operating profits were lower by 3% and 9% respectively at constant exchange rates. Underlying revenues were 6% lower, or 3% lower before the effect of the net cycling out of non-annual shows. Growth in Asia Pacific and the majority of North American shows was offset by weakness in the US manufacturing sector and in Europe, particularly in the international shows. Underlying adjusted operating profits were 14% lower, or 3% lower before the cycling out of non-annual shows.

     Operating profit, including amortisation of goodwill and intangible assets and exceptional operating items, in Reed Business increased by £50 million to £100 million. This principally reflects the decrease in amortisation of goodwill and intangible assets as a result of translation effects and some past acquisitions becoming fully amortised, and the decrease in exceptional charges related to restructuring actions.

Critical Accounting Policies

Introduction

     The accounting policies of the Reed Elsevier businesses under UK GAAP are described in note 2 to the combined financial statements. UK GAAP differs from US GAAP in certain significant respects. The principal differences that affect net income and combined shareholders’ funds are explained in note 28 to the combined financial statements. The most critical accounting policies in determining the financial condition and results of the combined businesses, and those requiring the most subjective or complex judgments, relate to the valuation and amortisation of goodwill and intangible assets, taxation, deferred taxation and pensions. These critical accounting policies and estimates are discussed further below.

     Revenue recognition policies, while an area of management focus, are generally straightforward in application as the timing of product or service delivery and customer acceptance for the various revenue types can be readily determined. Allowances for product returns are deducted from revenue based on historical return rates. Where sales consist of two or more independent components, revenue is recognised on each component as it is completed by performance, based on attribution of relative value. Sales commissions are recognised as an expense on sale, other than in respect of certain subscription products, where sales commissions may be expensed over the period of the subscription.

     Pre-publication costs incurred in the creation of content prior to production and publication are deferred and expensed over their estimated useful lives based on sales profiles. Such costs typically comprise direct internal labour costs and externally commissioned editorial and other fees. Estimated useful lives generally do not exceed five years. Annual reviews are carried out to assess the recoverability of carrying amounts.

     Development spend embraces investment in new product and other initiatives, ranging from the building of new online delivery platforms, to launch costs of new services, to building new infrastructure applications. Launch costs and other operating expenses of new products and services are expensed as incurred. The costs of building product applications and infrastructure are capitalised as tangible fixed assets and depreciated over their estimated useful lives. Impairment reviews are carried out annually.

     The Audit Committees of Reed Elsevier PLC, Reed Elsevier NV and Reed Elsevier Group plc have reviewed the development and selection of critical accounting estimates, and the disclosure of critical accounting policies in this annual report.

Goodwill and intangible assets

     We target acquisitions and alliances that accelerate our strategic development and meet our financial criteria. Over recent years we have significantly re-shaped our business portfolio. We have spent £1.1 billion on acquisitions in the last three years, including the £414 million acquisition in 2004 of Seisint Inc., a leading risk management business in the United States.

     Publishing businesses generally have relatively modest requirements for physical property, plant and equipment. The principal assets acquired through acquisitions are intangible assets, such as publishing rights and titles, databases and exhibition rights, and goodwill. The total cost of acquired intangible assets other than goodwill as at December 31, 2004 was £4.2 billion, on which accumulated amortisation of £1.5 billion had been charged. The total cost of acquired goodwill as at December 31, 2004 was £4.3 billion, on which accumulated amortisation of £1.9 billion had been charged.

     Reed Elsevier’s accounting policy is that, on acquisition of a subsidiary, associate, joint venture or business, the purchase consideration is allocated between the net tangible and intangible assets other than goodwill on a fair value basis, with any excess purchase consideration representing goodwill. The valuation of intangible assets other than goodwill represents the estimated economic value in use, using standard valuation methodologies, including as appropriate, discounted cash flow, relief from royalty and comparable market transactions. Under UK GAAP, the acquired goodwill and intangible assets are capitalised and amortised systematically over their estimated useful lives up to a maximum of 40 years, subject to at least annual impairment review. Under US GAAP, goodwill and intangible assets with indefinite lives are not amortised and are subject to at least annual impairment review, and intangible assets with definite lives are amortised over periods up to 40 years and are subject to at least annual impairment review. Appropriate amortisation periods are selected based on assessments of the longevity of the acquired assets market positions and the technological and competitive risks that they face.

     The carrying amounts of goodwill and intangible assets are regularly reviewed, at least twice a year. The carrying amounts of goodwill and intangible assets arising on all significant acquisitions, on all acquisitions made in the previous financial year, and on any acquisitions for which there are indications of possible impairment are compared with estimated values in use based on latest management cash flow projections. Key areas of judgment in estimating the values in use of businesses are the forecast long term growth rates and the appropriate discount rates to be applied to forecast cash flows. Based on the latest value in use calculations, no goodwill or intangible assets were impaired as at December 31, 2004.

Taxation and deferred tax

     We operate in over 100 locations worldwide. A number of businesses have been sold over the last six years. At the same time, major acquisitions have been made to accelerate strategic development, notably the Matthew Bender legal publishing business in 1998, the Harcourt STM and Education and Assessment businesses in 2001 and Seisint in 2004. In these circumstances, complex tax issues arise requiring management to use its judgment to make various tax determinations.

     The Reed Elsevier combined businesses seek to organise their affairs in a tax efficient manner, taking account of the jurisdictions in which they operate. Additionally, the tax payable on a number of disposals made in recent years has not been finally determined. Although we are confident that tax returns have been appropriately compiled, there are risks that further tax may be payable on certain transactions or that the deductibility of certain expenditure for tax purposes may be disallowed. Reed Elsevier’s policy is to provide for such tax risks until a high degree of confidence exists that the tax treatment will be accepted by the tax authorities.

     Reed Elsevier’s policy in respect of deferred taxation is to provide in full for timing differences using the liability method. Under UK GAAP, deferred tax assets are normally only considered recoverable if their recoverability is reasonably assured against taxable profits arising in the near term. This assessment of the recoverability is judgmental. Management assesses the recoverability of deferred tax assets by considering the forecast level of taxable profits in jurisdictions where such assets have arisen. Forecasts are made of taxable profits, taking into account any unresolved tax risks. Only to the extent that the forecast level of taxable profits in the near term supports the amount of deferred tax benefits are deferred tax benefits recognised.

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

     Under US GAAP, pensions are accounted for under SFAS87: Employers’ Accounting for Pensions. The objectives and principles are broadly in line with SSAP24 but SFAS87 is more prescriptive in the application of actuarial methods and assumptions to be applied in the calculation of pension assets. Plan assets are valued for US GAAP by reference to market-related values at the date of the financial statements. Liabilities are assessed using the rate of return obtainable on fixed or inflation-linked bonds.

     Under both UK and US GAAP, accounting for these pension schemes involves judgment about uncertain events, including the life expectancy of the members, salary and pension increases, inflation, the return on scheme assets and the rate at which the future pension payments are discounted. We use estimates for all of these factors in determining the pension cost and liabilities incorporated in our combined financial statements. These best estimates of future developments are made in conjunction with the independent actuaries. Each scheme is subject to a periodic review by the independent actuaries. The presentation of the combined financial statements of Reed Elsevier could be materially affected if management used different assumptions or if different conditions occurred in future periods.

Effect of Currency Translation

     The combined financial statements on pages F-1 to F-45 are expressed in sterling and are therefore subject to the impact of movements in exchange rates on the translation of the financial information of individual businesses whose operational currencies are other than sterling. The principal exposures in relation to the results reported in sterling are to the US dollar and the euro, reflecting Reed Elsevier’s business exposure to the US and the Euro Zone, its most important markets outside the United Kingdom.

     The currency profile of Reed Elsevier’s turnover, operating profit and profit before tax for 2004, taking account of the currencies of the interest on its borrowings and cash over that period, is set forth below.

Turnover, operating profit and profit before tax in each currency as a percentage of total turnover, operating profit and profit before tax respectively

	US
	Dollars	Sterling	Euro	Other	Total
Turnover	54%	18%	21%	7%	100%
Operating profit	32%	21%	40%	7%	100%
Profit before tax.	18%	28%	46%	8%	100%

     Currency translation differences decreased Reed Elsevier’s turnover by £342 million in 2004 compared to 2003. Excluding amortisation of goodwill and intangible assets, currency translation differences would have decreased operating profits by £69 million in 2004 compared to 2003. Goodwill and intangible assets are predominantly denominated in US dollars and, after charging amortisation of goodwill and intangible assets, currency translation differences decreased operating profits by £31 million in 2004 compared to 2003. Borrowings are predominantly denominated in US dollars and, after charging net interest expense, currency translation differences decreased profit before tax by £16 million in 2004 compared to 2003.

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

Recently Issued Accounting Pronouncements

     FIN 46R: Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51 was issued in December 2003. FIN 46R requires that certain investments, previously accounted for on the equity basis, be consolidated to show the assets, liabilities and results of operations of that entity. FIN 46R deferred the effective date for public companies to the end of the first reporting period ending after March 15, 2004, except that all public companies must, at a minimum, apply the provisions of FIN 46R to entities that were previously considered “special-purpose entities” prior to the issuance of FIN 46R by the end of the first reporting period ending after December 15, 2003. The adoption of FIN 46R had no impact on the financial position, cash flows or results of operations of the combined business under US GAAP as at December 31, 2004.

     EITF 00-21: Accounting for Revenue Arrangements with Multiple Element Deliverables was finalised in November 2003. It provides guidance on how to account for arrangements that may involve multiple revenue-generating activities. The requirements of EITF 00-21 are applicable to financial periods beginning after June 15, 2003 and therefore apply to Reed Elsevier for any arrangements entered into from January 1, 2004. The adoption of EITF 00-21 had no effect on the financial position and results of operations of the combined businesses under US GAAP as at December 31, 2004.

     In December 2003, the Securities Exchange Commission (“SEC”) issued Staff Accounting Bulletin (“SAB”) No. 104, Revenue Recognition. SAB 104 updates existing interpretive guidance in order to make it consistent with current authoritative accounting and auditing guidance and SEC rules and regulations. Reed Elsevier’s accounting policies are consistent with the guidance of SAB 104.

     In December 2004, SFAS 123R, “Share-Based Payments” was issued. This statement eliminates the option to apply the intrinsic value measurement provisions of APB 25 to stock compensation awards issued to employees. SFAS 123R requires companies to measure the cost of employee services received in exchange for an award of equity instruments based on the fair value of the award at grant-date. That cost will be recognized over the period during which an employee is required to provide services in exchange for the award (usually the vesting period). SFAS 123R applies to all awards granted after the required effective date and to awards modified, repurchased, or cancelled after that date. The standard is effective for the first interim or annual reporting period that begins after June 15, 2005.

     Under a regulation adopted by the European Parliament, the Reed Elsevier combined financial statements and the financial statements of the two parent companies, Reed Elsevier PLC and Reed Elsevier NV, will be prepared in accordance with International Financial Reporting Standards (IFRS) with effect from the 2005 financial year. The adoption of IFRS requires changes in Reed Elsevier accounting policies in six major areas: goodwill and intangible assets; employee benefits; share based payments; financial instruments; deferred taxation; and dividends. The net effect of presenting the 2004 financial statements under IFRS has been estimated to increase Reed Elsevier’s combined attributable profit by £156 million, an increase of 51%, over the amounts reported under UK GAAP, and to reduce the combined shareholders’ funds as at December 31, 2004 by £603 million. These are accounting effects only and have no bearing on the cashflows in the businesses. Additional information on the adoption of IFRS is available on our website, www.reedelsevier.com. The information on this website is not incorporated by reference into this report.

LIQUIDITY AND CAPITAL RESOURCES — REED ELSEVIER

Cash Flow

     Reed Elsevier’s net cash inflow from operating activities in 2004, 2003 and 2002 amounted to, respectively, £1,154 million, £1,065 million and £1,035 million. Included in these net cash inflows are cash outflows relating to exceptional items charged to operating profit of £67 million, £98 million and £119 million in 2004, 2003 and 2002 respectively. Reed Elsevier generates significant cash inflows as its principal businesses do not generally require major fixed or working capital investments. A substantial proportion of revenues are received through subscription and similar advanced receipts, principally for scientific and medical journals and exhibition fees. At December 31, 2004 subscriptions and other revenues in advance totalled £930 million (2003: £870 million).

     Reed Elsevier’s cash outflow on the purchase of tangible fixed assets in 2004, 2003 and 2002 was £192 million, £155 million and £163 million respectively, while proceeds from the sale of tangible fixed assets amounted to £4 million, £6 million and £6 million respectively. Capital expenditure principally relates to investment in systems infrastructure to support electronic publishing activities, computer equipment and office facilities.

     During 2004, Reed Elsevier paid a total of £647 million for acquisitions, after taking account of net cash acquired of £17 million, £7 million of deferred payments in respect of acquisitions made in prior years and payments of non operating liabilities assumed on acquisitions in prior years. These payments were financed by net cash inflow from operating activities, available cash resources and commercial paper borrowings. Exceptional net cash outflows of £24 million were paid in 2004 and included £67 million paid in respect of reorganisation costs and acquisition integration and related costs, less £12 million net proceeds from sale of fixed asset investments, businesses and other fixed assets and £31 million of reduced tax payments.

     During 2003, Reed Elsevier paid a total of £258 million for acquisitions, after taking account of net cash acquired of £9 million, £12 million of deferred payments in respect of acquisitions made in prior years, and £23 million in respect of non operating liabilities assumed on the acquisition of Harcourt. These payments were financed by net cash inflow from operating activities, available cash resources and commercial paper borrowings. Exceptional net inflows of £34 million were received in 2003 and included £96 million proceeds from sale of fixed asset investments and businesses and £36 million of reduced tax payments, less amounts paid in respect of reorganisation costs and acquisition integration and related costs.

     Net borrowings at December 31, 2004 were £2,532 million, an increase of £160 million from the prior year end, which reflects acquisition spend less net cash inflows from operating activities, servicing of finance, taxation and equity dividend payments, and favourable exchange translation effects from a weaker US dollar.

     The directors of Reed Elsevier PLC and Reed Elsevier NV, having made appropriate enquiries, consider that adequate resources exist for the combined businesses to continue in operational existence for the foreseeable future.

Contractual Obligations

     The contractual obligations of Reed Elsevier relating to debt finance and operating leases at December 31, 2004, analysed by when payments are due, are summarised below:

		Less than	1-3	3-5	After 5
	Total	1 year	years	years	years
	(in millions)
Short term debt(1)	£965	£965	£—	£—	£—
Long term debt (including finance leases)	1,792	86	693	312	701
Operating leases	802	105	94	88	367

Total	£3,559	£1,156	£787	£400	£1,068

(1)	Short term debt is supported by committed facilities and by centrally managed cash and short term investments and primarily comprises commercial paper.

Interest payments are excluded from the above contractual obligations.

Off-Balance Sheet Arrangements

     At December 31, 2004 Reed Elsevier had outstanding guarantees in respect of property lease guarantees given by Harcourt General, Inc in favour of a former subsidiary. The maximum amount guaranteed as at December 31, 2004 is £81 million for certain property leases up to 2016, of which an amount of £24 million is held as provision against these lease guarantees. These guarantees, which would crystallise in the event that existing lessees’ default on payment of their lease commitments, are unrelated to the ongoing business.

     Save as disclosed above, Reed Elsevier has no off-balance sheet arrangements that currently have or are reasonably likely to have a material effect on the combined business’s financial condition, results of operations, liquidity, capital expenditure or capital resources.

Treasury Policies

     The boards of Reed Elsevier PLC and Reed Elsevier NV have requested that Reed Elsevier Group plc and Elsevier Reed Finance BV have due regard to the best interests of Reed Elsevier PLC and Reed Elsevier NV shareholders in the formulation of treasury policies.

     Financial instruments are used to finance the Reed Elsevier business and to hedge transactions. Reed Elsevier’s businesses do not enter into speculative transactions. The main risks faced by Reed Elsevier are liquidity risk, interest rate risk and foreign currency risk. The boards of the parent companies, Reed Elsevier PLC and Reed Elsevier NV, agree overall policy guidelines for managing each of these risks and the boards of Reed Elsevier Group plc and Elsevier Finance SA agree policies (in conformity with parent company guidelines) for their respective business and treasury centres. These policies were updated in 2004, mainly to reflect evolving treasury market practice and in anticipation of International Financial Reporting Standards, and are summarised below.

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

     At December 31, 2004, Reed Elsevier had access to $3,000 million (2003: $3,000 million) of committed bank facilities, of which $79 million was drawn. These facilities principally provide back up for short term debt but also security of funding for future acquisition spend in the event that commercial paper markets are not available. Of the total committed facilities, $750 million expires within one year (2003: $750 million), $2,250 million within three to four years (2003: $nil), and $nil within four to five years (2003: $2,250 million).

     After taking account of the maturity of committed bank facilities that back short term borrowings at December 31, 2004, no debt (after utilising available cash resources) matures in the first and second years, 14%, in the third year, 58% in the fourth and fifth years, 16% in five to ten years, and 12% beyond ten years.

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

     At December 31, 2004, $4,145 million of Reed Elsevier’s net debt was denominated in US dollars on which approximately 80% of forecast net interest expense was fixed or capped for the next 12 months. This fixed or capped percentage reduces to approximately 60% by the end of the third year and reduces thereafter with all the interest rate derivatives which fix or cap interest expense and approximately 90% of fixed rate term debt (not swapped back to floating rate) having matured by the end of 2009 and 2011 respectively.

     At December 31, 2004, fixed rate US dollar term debt (not swapped back to floating rate) amounted to $1.0 billion and had a weighted average life remaining of 10.0 years (2003: 13.0 years) and a weighted average interest coupon of 6.8%. Interest rate derivatives in place at December 31, 2004, which fix or cap the interest cost on an additional $2.1 billion (2003: $2.0 billion) of variable rate US dollar debt, have a weighted average maturity of 1.5 years (2003: 1.9 years) and a weighted average interest rate of 4.4%.

Foreign Currency Exposure Management

     Translation exposures arise on the earnings and net assets of business operations in countries other than those of each parent company. These exposures are hedged, to a significant extent, by a policy of denominating borrowings in currencies where significant translation exposures exist, most notably US dollars.

     Current exposures on transactions denominated in a foreign currency are required to be hedged using forward contracts. In addition, recurring transactions and future investment exposures may be hedged, within defined limits, in advance of becoming contractual. The precise policy differs according to the commercial situation of the individual businesses. Expected future net cash flows may be covered for sales expected for up to the next 12 months (50 months for Elsevier science and medical subscription businesses up to limits staggered by duration). Cover takes the form of foreign exchange forward contracts. At December 31, 2004, the amount of outstanding foreign exchange cover in respect of future transactions was $1.1 billion.

OPERATING RESULTS — REED ELSEVIER PLC AND REED ELSEVIER NV

     The following discussion is based on the financial statements of Reed Elsevier PLC and Reed Elsevier NV for the three years ended December 31, 2004. The results of Reed Elsevier PLC reflect its shareholders’ 52.9%, economic interest in the Reed Elsevier combined businesses. The results of Reed Elsevier NV reflect its shareholders’ 50%, economic interest in the Reed Elsevier combined businesses. The respective economic interests of the Reed Elsevier PLC and Reed Elsevier NV shareholders take account of Reed Elsevier PLC’s 5.8% interest in Reed Elsevier NV. Both parent companies gross equity account for their respective share in the Reed Elsevier combined businesses. The financial statements of Reed Elsevier PLC and Reed Elsevier NV have been prepared in accordance with UK GAAP, which differs in certain respects from US GAAP as set out in note 21 to the Reed Elsevier PLC financial statements and note 20 to the Reed Elsevier NV financial statements.

Result of Operations for the Year Ended December 31, 2004
Compared to the Year End December 31, 2003

     The earnings per share of Reed Elsevier PLC and Reed Elsevier NV were 12.0p and €0.28 respectively in 2004, compared to 13.4p and €0.31 in 2003. The decreases in earnings per share reflect the respective shares of Reed Elsevier PLC and Reed Elsevier NV in the results of the combined businesses, which, in 2003, included exceptional tax credits (see “— Operating Results Reed — Elsevier”).

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

     The board of Reed Elsevier PLC has proposed a final dividend of 9.6p, giving a total dividend of 13.0p for the year, up 8% from 2003. The boards of Reed Elsevier NV, in accordance with the dividend equalisation arrangements, have proposed a final dividend of €0.24, resulting in a total dividend of €0.33 for the year, up 10% compared to 2003.

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

     The board of Reed Elsevier PLC has proposed a final dividend of 8.7p, giving a total dividend of 12.0p for the year, up 7% from 2002. The boards of Reed Elsevier NV, in accordance with the dividend equalisation arrangements, proposed a final dividend of €0.22, resulting in a total dividend of €0.30 for the year, the same as in 2002. The difference in percentage growth is attributable to the strengthening of the euro relative to sterling since the prior year dividend declaration dates.

TREND INFORMATION

     Trends and uncertainties and events which can affect the turnover, operating profit and liquidity and capital resources of the Reed Elsevier combined businesses include the usage, penetration and customer renewal of our print and electronic products, the migration of print and CD products to online. services, investment in new products and services, cost control and the impact of our cost reduction programmes on operational efficiency, the levels of academic library funding and US state and federal funding for education, and the impact of economic conditions on corporate budgets and the level of advertising demand.

     Trends, uncertainties and events which could have a material impact on Reed Elsevier’s turnover, operating profit and liquidity and capital resources are discussed in further detail in “Item 3: Key Information — Risk Factors”; “Item 4: Information on Reed Elsevier”; and “Item 5: Operating and Financial Review and Prospects; Operating Results Reed Elsevier; Liquidity and Capital Resources — Reed Elsevier; Operating Results — Reed Elsevier PLC and Reed Elsevier NV”.

ITEM 6: DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

DIRECTORS

     The directors of each of Reed Elsevier PLC, Reed Elsevier NV, Reed Elsevier Group plc and Elsevier Reed Finance BV at February 15, 2005 were:

			Reed Elsevier	Elsevier Reed
Name (Age)	Reed Elsevier PLC	Reed Elsevier NV	Group plc	Finance BV
Gerard van de Aast (47)	Executive Director	Member of the Executive Board	Executive Director	—
Mark Armour (50)	Executive Director and Chief Financial Officer	Member of the Executive Board and Chief Financial Officer	Executive Director and Chief Financial Officer	Member of the Supervisory Board
Jacques Billy (34)	—	—	—	Member of the Management Board
Willem Boellaard (74)	—	—	—	Member of the Management Board
Dien de Boer-Kruyt (60)	—	Member of the Supervisory Board(4)	—	Member of the Supervisory Board
John Brock (56)	Non-executive Director(1)(4)	Member of the Supervisory Board(1)(4)	Non-executive Director(1)	—
Sir Crispin Davis (55)	Executive Director and Chief Executive Officer(3)	Chairman of the Executive Board and Chief Executive Officer(3)	Executive Director and Chief Executive Officer(5)	—
Mark Elliott (55)	Non-executive Director(4)	Member of the Supervisory Board(4)	Non-executive Director(2)(5)	—
Erik Engstrom (41)	Executive Director	—	Executive Director	—
Cees van Lede (62)	Non-executive Director(3)(4)	Member of the Supervisory Board(3)(4)	Non-executive Director(2)	—
Roelof Nelissen (73)	—	—	—	Chairman of the Supervisory Board
Andrew Prozes (59)	Executive Director	Member of the Executive Board	Executive Director	—
David Reid (58)	Non-executive Director(1)(4)	Member of the Supervisory Board(1)(4)	Non-executive Director(1)(5)	—
Lord Sharman (62)	Non-executive Director(1)(3)(4)	Member of the Supervisory Board(1)(3)(4)	Non-executive Director(1)	—
Rolf Stomberg (64)	Non-executive Director(3)(4)(6)	Member of the Supervisory Board(3)(4)(6)	Non-executive Director(2)(6)	—
Morris Tabaksblat (67)	Non-executive Chairman(3)(4)	Chairman of the Supervisory Board(3)(4)	Non-executive Chairman(5)	—
Patrick Tierney (59)	Executive Director	Member of the Executive Board	Executive Director	—

(1)	Member of the Audit Committee.
(2)	Member of the Remuneration Committee of the board of Reed Elsevier Group plc.
(3)	Member of the joint Nominations Committee of the boards of Reed Elsevier PLC and Reed Elsevier NV.
(4)	Member of the joint Corporate Governance Committee of the boards of Reed Elsevier PLC and Reed Elsevier NV.
(5)	Member of the Strategy Committee of the board of Reed Elsevier Group plc.
(6)	Senior independent Non-executive Director, as defined by The Combined Code: Principles of Good Governance and Code of Best Practice in the United Kingdom.

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

     John Brock was appointed a non-executive director of Reed Elsevier Group plc and Reed Elsevier PLC, and member of the Supervisory Board of Reed Elsevier NV, in April 1999. Chief Executive Officer of InBev and a director of AmBrew and Campbell Soup Company. Was Chief Operating Officer of Cadbury Schweppes plc until 2002.

     Sir Crispin Davis was appointed Chief Executive Officer of Reed Elsevier Group plc, Reed Elsevier PLC and Reed Elsevier NV in September 1999. Non-executive director of GlaxoSmithKline plc since July 2003. Knighted in the June 2004 honours list. Chief Executive Officer of Aegis Group plc from 1994 to 1999. From 1990 to 1993 he was at Guinness Group plc, where he was an executive director and held the position of Group Managing Director of United Distillers. Prior to that he spent 20 years at Proctor & Gamble, latterly as President, North American Food Division.

     Mark Elliott was appointed a non-executive director of Reed Elsevier Group plc, Reed Elsevier PLC and a member of the Supervisory Board of Reed Elsevier NV in April 2003. General Manager IBM, Global ISV Solutions.

     Erik Engstrom is Chief Executive Officer of Elsevier. He joined Reed Elsevier on August 23, 2004, when he was also appointed a director of Reed Elsevier Group plc and Reed Elsevier PLC. A non-executive director of Eniro AB. He will be nominated for appointment to the board of Reed Elsevier NV at the company’s AGM in April 2005. Prior to joining Reed Elsevier was general partner at General Atlantic Partners from 2001 until 2004. Before that he was president and chief operating officer of Random House and president and chief executive officer of Bantam Doubleday Dell, North America. He began his career as a consultant with McKinsey.

     Cees van Lede was appointed a non-executive director of Reed Elsevier Group plc, Reed Elsevier PLC and a member of the Supervisory Board of Reed Elsevier NV in April 2003. A member of the supervisory board of Air Liquide, Akzo Nobel, Philips Electronics, Heineken and AF/KL, and a non-executive director of Sara Lee Corporation. He was chairman of the board of management of Akzo Nobel until his retirement in May 2003.

     Andrew Prozes is Chief Executive Officer of LexisNexis. Appointed a director of Reed Elsevier Group plc and Reed Elsevier PLC in July 2000 and director of Reed Elsevier NV in April 2001. Non-executive director of Cott Corporation since January 2005. Prior to joining Reed Elsevier was an Executive Vice President with the West Group, part of the Thomson Corporation, and Group President of Southam Inc.

     David Reid was appointed a non-executive director of Reed Elsevier Group plc, Reed Elsevier PLC and a member of the Supervisory Board of Reed Elsevier NV in April 2003. Non-executive Chairman of Tesco PLC since April 2004. Was executive deputy chairman of Tesco until December 2003, and finance director from 1985 to 1997.

     Lord Sharman was appointed a non-executive director of Reed Elsevier Group plc and Reed Elsevier PLC in January 2002, and a member of the Supervisory Board of Reed Elsevier NV in April 2002. Non-executive chairman of Aegis Group plc since 2000 and a non-executive director of BG Group plc, Group 4 Securicor plc and Aviva plc, and a member of the Supervisory Board of ABN-AMRO since April 2003. Joined KPMG in 1966 where he was elected UK Senior Partner in 1994 and also joined both the International and Executive Committees of KPMG. Between 1997 and 1999 he was Chairman of KPMG Worldwide. Became a member of the House of Lords in October 1999.

     Rolf Stomberg was appointed a non-executive director of Reed Elsevier Group plc and Reed Elsevier PLC in January 1999 and a member of the Supervisory Board of Reed Elsevier NV in April 1999. Chairman of Management Consulting Group PLC and Lanxess AG. A non-executive director of Smith & Nephew PLC and serves on the boards of Scania AB, TPG NV, Deutsche BP AG, Hoyer GmbH and Biesterfeld AG.

     Morris Tabaksblat was appointed a member of the Supervisory Board of Reed Elsevier NV in April 1998 and a non-executive director of Reed Elsevier Group plc in June 1998. Chairman of Reed Elsevier Group plc and Reed Elsevier PLC and

Chairman of the Supervisory Board of Reed Elsevier NV since 1999. Chairman of the Supervisory Boards of AEGON NV and of TPG NV (until April 2005). Was Chairman of Unilever NV from 1994 until his retirement in 1999 and a member and former Chairman of the European Round Table of Industrialists (until 2001). As announced on March 1, 2005, Mr Tabaksblat is reducing his business commitments for personal reasons, and will step down from his roles within Reed Elsevier at the end of the Reed Elsevier PLC and Reed Elsevier NV Annual General Meetings in April 2005. It is proposed that Jan Hommen will succeed Mr Tabaksblat. Mr Hommen will be proposed for appointment as a non-executive director of Reed Elsevier PLC and a member of the supervisory board of Reed Elsevier NV at the Annual General Meetings in April 2005 and will assume the chairmanships on Mr Tabaksblat’s retirement. Information concerning Mr Hommen appears below.

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

     Jan Hommen is presently Vice Chairman of the Board of Management and Chief Financial Officer and Executive Vice President of Royal Philips Electronics. He will be standing down from these positions on May 1, 2005, when he reaches the statutory retirement age of 62. He is currently a member of the supervisory boards of Koninklijke Ahold NV, and of TPG NV and is a director of MedQuist Inc, a quoted US subsidiary of Philips. He started his career in 1970 at Alcoa where he held positions of increasing seniority until his appointment as Executive Vice President and Chief Financial Officer in 1991. In 1997, he became Executive Vice President and Chief Financial Officer of Royal Philips Electronics. He was later appointed Vice Chairman of the Board of Management and tasked with responsibility for the Philips Medical Systems business.

SENIOR MANAGEMENT

     The executive officers of Reed Elsevier Group plc, other than directors, at February 15, 2005 were:

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

COMPENSATION

Remuneration Committee

     The Remuneration Committee is responsible for recommending to the boards the remuneration (in all its forms), and the terms of the service contracts and all other terms and conditions of employment of the executive directors, and for providing advice to the Chief Executive Officer on major policy issues affecting the remuneration of executives at a senior level below the board. A copy of the terms of reference of the Committee is published on the Reed Elsevier website, www.reedelsevier.com.

     Throughout 2004 the Committee consisted wholly of independent non-executive directors. Rolf Stomberg (Chairman of the Committee), Mark Elliott and Cees van Lede. At the invitation of the Chairman, the Chief Executive Officer attends meetings of the Committee, except when his own remuneration is under consideration.

     The Committee has appointed Towers Perrin, an external consultancy which has wide experience of executive remuneration in multinational companies, to advise in developing its performance-related remuneration policy. Towers Perrin also provides actuarial and other human resources consultancy services direct to some Reed Elsevier companies.

     In addition to Towers Perrin, the following provided material advice or services to the Committee during the year: Jean-Luc Augustin, Human Resources Director (until June 2004); Phil Wills, Director, Compensation and Benefits; and Sir Crispin Davis, Chief Executive Officer.

Compliance with the best practice provisions

     The Committee has complied during the year with UK Combined Code of Corporate Governance issued in July 2003 and the Dutch Corporate Governance Code issued in December 2003.

Remuneration policy

     The remuneration policy is set out below.

(a) Objectives

     The principal objectives of the remuneration policy are to attract, retain and motivate people of the highest calibre and experience needed to shape and execute strategy and deliver shareholder value in the context of an ever more competitive and increasingly global employment market.

     The Board and the Committee believes that this requires:

(i)	a competitive package of pay and benefits, commensurate with comparable packages available within other leading multinational companies operating in global markets; the Committee believes this needs to deliver upper quartile total remuneration for clearly superior levels of performance and to provide a consistent approach toward senior executives, including the directors, irrespective of geographical location;

(ii)	to link reward to individual directors’ performance, company performance and share price performance so as to align the interests of the directors with those of Reed Elsevier and the shareholders of the parent companies and to avoid rewarding failure; and

(iii)	to ensure that it encourages enhanced performance by directors and fairly recognises the contribution of individual directors to the attainment of the results of Reed Elsevier in the short term, and in the longer term, whilst also encouraging a team approach which will work towards achieving the long term strategic objectives of Reed Elsevier.

     In order to meet the above objectives, the remuneration of executive directors comprises a balance between “fixed” remuneration and “variable performance-related” incentives. The policy is that the predominant proportion of reward potential should be linked to performance, and the remuneration structure for 2004 shows that for superior performance over 70% of the total remuneration is performance related. Since January 2003 the Committee has operated a policy of common levels, irrespective of geographical location, for both annual and longer term incentives for executive directors, reflecting the global nature of the role of each director.

(b) Remuneration elements

     Executive directors’ remuneration consists of the following elements:

•	Base salary, which is based on comparable positions in leading multinational businesses of similar size and complexity. To reflect the geographical diversity of the business, the Committee reviews market practice in relation to major UK corporations with particular reference to the FTSE 50 for the UK, the AEX top 10 group of companies in The Netherlands and, in the US, the practice of major media companies. Salaries are reviewed annually by the Committee to take into account both market movement and individual performance.

•	A variable annual cash bonus, based on achievement of three financial performance measures (revenue, profit and cash flow conversion rate) and individual key performance objectives. Targets are set at the beginning of the year by the Committee and are aligned with the annual budget and strategic business objectives. For 2004, no bonus will become payable in respect of an individual financial performance measure unless 94% of the set target for that measure is achieved. Up to 90% of salary may be earned for the achievement of highly stretching targets set by the Committee. For exceptional performance beyond these stretching targets, the Committee has the discretion to award up to 110% of salary.

•	Bonus investment plan (“BIP”), under which directors and other senior executives were able to invest up to half of their annual performance related bonus in Reed Elsevier PLC/Reed Elsevier NV shares. Approximately 100 senior executives participated in the BIP in respect of their 2003 bonus. Subject to continuing to hold the shares and remaining in employment, at the end of a three year period the participants will be awarded an equivalent number of Reed Elsevier PLC/Reed Elsevier NV shares at nil cost. Awards under the BIP are made annually, and in 2004 are subject to a performance condition requiring the achievement of compound growth in the average of the Reed Elsevier PLC and Reed Elsevier NV adjusted EPS (ie before amortisation of goodwill and intangible assets, exceptional items and UK tax credit equalisation) measured at constant exchange rates (“adjusted EPS”) of at least 6% per annum compound during the three year vesting period.

•	Share options (“ESOS”), where the directors and other senior executives are granted options annually over shares in Reed Elsevier PLC and Reed Elsevier NV at the market price at the date of grant. The Committee approves the grant of any option and sets performance conditions attaching to options. At executive director level grants in 2004 were up to 3 times salary, and the awards are subject to a performance condition requiring the achievement of at least 6% per annum compound growth in adjusted EPS at constant exchange rates during the three years following the grant. There will be no re-testing of the 3 year EPS performance period. The overall size of the annual grant pool is determined by the Committee by reference to the compound annual growth in adjusted EPS over the three years prior to grant, with individual grant size determined by the Committee based on individual performances. At compound growth of between 8% and 10% per annum, the pool of options available for the 2005 grant will be approximately 80% of the 2004 pool.

•	Long term incentives (“LTIS”), where the Committee made the first awards to directors and a small number of key senior executives (approximately 40) during 2004. This award covers the period 2004 to 2006 during which time no further awards under the LTIS will be made to existing participants. Approximately 50% of the total implied value of grants took the form of nil cost conditional shares and 50% took the form of conventional market value options. This resulted in a grant to directors of 2.5 times salary in conditional shares and 5.5 times salary in conventional share options. Grants are subject to the achievement of compound annual adjusted EPS growth at constant exchange rates, achieved over a three-year performance period from 2004 to 2006, of between 8% and 12%. At 8% compound annual adjusted EPS growth 25% of the award will vest; at 10% compound annual adjusted EPS growth 100% of the award will vest; and at 12% compound annual adjusted EPS growth 125% of the award would vest. Awards will vest on a straight-line basis between each of these points. There will be no re-testing of the three year performance period. Acceptance of an award under the LTIS by any individual automatically terminated any award under the Senior Executive Long Term Incentive Plan, introduced in 2000 (“LTIP”). Participants in the LTIS are required to build up a significant personal shareholding in Reed Elsevier PLC and/or Reed Elsevier NV. At executive director level, the requirement is that they should own shares equivalent to 1.5 times salary, to be acquired over a three year period. In view of this shareholding obligation, the Committee believes that it is not appropriate to require directors to retain shares acquired under nil cost options for a period of five years after vesting, as required by the Dutch Corporate Governance Code. The Committee decided in favour of earnings per share (EPS) as a performance measurement rather than total shareholder return (TSR), as the Committee believes this measure better reflects management’s contribution to operational performance, whereas TSR is significantly influenced by market factors outside management’s control.

•	Post-retirement pensions, where different retirement schemes apply depending on local competitive market practice, length of service and age of the director. The only element of remuneration that is pensionable is base salary. The Committee considers the effects of any salary increases for directors on their pension provisions and on the salaries for other staff in the business and is assessing what, if any, impact the new UK pension legislation will have on its approach to the provision of pensions for UK based executive directors.

     No loans, advances or guarantees have been provided on behalf of any director.

     The Committee considers that a successful remuneration policy needs to be sufficiently flexible to take account of future changes in Reed Elsevier’s business environment and in remuneration practice. Consequently, the above policy will apply in 2005 but may require to be amended.

Appointment of executive director

     During the year, Mr Engstrom was appointed Chief Executive Officer of the Elsevier division. On appointment Mr Engstrom’s remuneration comprised:

•	a base salary of $1,000,000 per annum;

•	participation in the annual cash bonus plan, with a guaranteed minimum of 80% of salary for 2004 (pro-rated to his period of service) and 2005;

•	participation in the Bonus Investment Plan on the same terms as the other executive directors;

•	participation in the Executive Share Option Scheme on the same terms as the other executive directors; on August 23, 2004, Mr Engstrom received an award under this scheme for 2004 (pro-rated to his period of service);

•	a one off grant under the Long Term Incentive Share Option Scheme of 5.5 times annual salary in conventional market value options and 2.5 times annual salary in nil cost conditional shares, which was awarded on August 23, 2004.

•	an annual contribution in respect of pension of 19.5% of annual salary paid in to Mr Engstrom’s designated retirement account;

•	a one-off grant of restricted shares equal in value to $2,000,000, vesting in three annual tranches, to compensate Mr Engstrom in respect of the loss of long term incentive benefits with his previous employer.

     In the event that Mr Engstrom’s employment is terminated by Reed Elsevier prior to the second anniversary (other than by reason of his voluntary resignation or dismissal for cause), then the Remuneration Committee may permit Mr Engstrom to retain the options after termination provided that vesting will only be permitted if the performance conditions are met.

Service contracts

     Each of the executive directors has a service contract, the notice periods of which are described below:

•	G J A van de Aast was appointed a director in December 2000. His service contract, which is dated November 15, 2000, is subject to English law and provides for a notice period of 12 months.

•	M H Armour was appointed a director in July 1996. His service contract, which is dated October 7, 1996, as amended in June 2003 in relation to a reduction in his notice period, is subject to English law and provides for a notice period of 12 months.

•	Sir Crispin Davis was appointed a director in September 1999. His service contract, which is dated July 19, 1999, is subject to English law and provides for a notice period of 12 months.

•	E Engstrom was appointed a director of Reed Elsevier Group plc and Reed Elsevier PLC on August 23, 2004. His service contract, which is dated June 25, 2004, is subject to English law and provides for an initial notice period of 24 months, reducing to 12 months after one year’s service.

•	A Prozes was appointed a director in August 2000. His service contract, which is dated July 5, 2000, is subject to New York law and provides that, in the event of termination without cause by the company, 12 months’ base salary would be payable.

•	P Tierney was appointed a director in April 2003. His service contract, which is dated November 19, 2002, is subject to New York law and provides that, in the event of termination without cause by the company, 12 months’ base salary would be payable.

     The notice periods in respect of individual directors have been reviewed by the Committee. The Committee believes that as a general rule notice period should be twelve months, and that the directors should, subject to practice within the country in which the director is based, be required to mitigate their damages in the event of termination. The Committee will, however, have regard to local market conditions so as to ensure that the terms offered are appropriate to recruit and retain key executives operating in a global business.

     As a condition of receiving an award in 2004 under the LTIS, ESOS and BIP, the service contracts of Sir Crispin Davis and Messrs van de Aast, Armour, Prozes and Tierney were amended during the year to incorporate additional restrictive covenants. These covenants prevent a director from working with specified competitors, recruiting Reed Elsevier employees and soliciting Reed Elsevier customers for a period of 12 months after leaving employment. In addition, in the event of a director resigning, he will immediately lose all rights to any options awarded under the LTIS, ESOS and BIP granted from 2004 onwards, whether or not such awards have vested. Furthermore, in the even that a director joins a specified competitor within 12 months of termination, any gains made in the six months prior to termination on the exercise of an LTIS, ESOS and BIP award made in 2004, shall be repayable to the Company. In the case of Mr Engstrom, his service contract dated June 25, 2004 contains identical covenants.

External appointments

     Executive directors may, subject to the approval of the Chairman and the Chief Executive Officer, serve as non-executive directors on the boards of up to two non-associated companies (of which only one may be to the board of a major company). The Committee believes that Reed Elsevier can benefit from the broader experience gained by executive directors in such appointments. Directors may retain remuneration arising from such non-executive directorships. Sir Crispin Davis is a non-executive director of GlaxoSmithKline plc, and received a fee of £57,260 during the year from that company in such capacity. Erik Engstrom is a non-executive director of Eniro AB, and received a fee of £8,150 from August 23, 2004 to December 31, 2004 from that company in such capacity.

Remuneration of non-executive directors

     The remuneration of the non-executive directors for 2004 was determined by the boards of Reed Elsevier Group plc, Reed Elsevier PLC and Reed Elsevier NV, with the aid of external professional advice from Towers Perrin. Non-executive directors receive an annual fee and are reimbursed expenses incurred in attending meetings. They do not receive any performance related bonuses, pension provisions, share options or other forms of benefit.

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

     With effect from January 1, 2004 the fees paid to the member of the supervisory board of Reed Elsevier NV, who does not serve on the boards of either Reed Elsevier PLC or Reed Elsevier Group plc, were reviewed and increased to reflect her time commitment to other companies within the Reed Elsevier combined businesses.

     The non-executive directors serve under letters of appointment, and do not have contracts of service.

Emoluments of the directors

     The emoluments of the directors of Reed Elsevier PLC and Reed Elsevier NV (including any entitlement to fees or emoluments from either Reed Elsevier Group plc or Elsevier Reed Finance BV) were as follows:

(a) Aggregate emoluments

	2004	2003
	(in thousands)
Salaries and fees	£3,684	£3,473
Benefits	475	93
Annual performance-related bonuses	3,027	2,254
Pension contributions	54	243
Pension to former director	190	213
Payment to former director	10	95

Total	£7,440	£6,371

     No compensation payments have been made for loss of office or termination in 2003 and 2004.

     Details of share options exercised by the directors over shares in Reed Elsevier PLC and Reed Elsevier NV during the year are shown on pages 50 to 53. The aggregate notional pre-tax gain made by the directors on the exercise of Reed Elsevier PLC and Reed Elsevier NV share options during the year was £2,001 (2003: £5,201,190).

(b) Individual emoluments of executive directors

	2004				2003
	Salary	Benefits	Bonus	Total	Total
G J A van de Aast	£405,900	£18,592	£410,730	£835,222	£681,009
M H Armour	503,970	23,699	470,733	998,402	857,230
Sir Crispin Davis	991,725	31,340	926,370	1,949,435	1,718,379
E Engstrom (from August 23, 2004)	195,966	388,065	155,701	739,732	—
A Prozes	545,082	7,739	527,531	1,080,352	1,022,230
P Tierney (from April 8, 2003)	545,082	5,574	536,415	1,087,071	852,399
D J Haank (until June 18, 2003)	—	—	—	—	207,131

Total	£3,187,725	£475,009	£3,027,480	£6,690,214	£5,338,378

     Benefits include the provision of a company car, medical insurance and life assurance and, in the case of Mr Engstrom, one-off relocation expenses.

     Sir Crispin Davis was the highest paid director in 2004. He did not exercise any share options during 2004.

(c) Pensions

     The Committee reviews the pension arrangements for the executive directors to ensure that the benefits provided are consistent with those provided by other multinational companies in its principal countries of operation.

     Executive directors based in the United Kingdom are provided with pension benefits at a normal retirement age of 60, equivalent to two thirds of base salary in the 12 months prior to retirement, provided they have completed 20 years’ service with Reed Elsevier or at an accrual rate of 1/30th of pensionable salary per annum if employment is for less than 20 years. The target pension for Sir Crispin Davis at normal retirement age of 60 is 45% of base salary in the 12 months prior to retirement.

     In 1989, the Inland Revenue introduced a cap on the amount of pension that can be provided from an approved pension scheme. The pension benefits of Sir Crispin Davis and Messrs Armour and van de Aast will be provided from a combination of the Reed Elsevier Pension Scheme and the company’s unapproved, unfunded pension arrangements.

     The target pension for A Prozes, a US based director, is $300,000 per annum, which becomes payable on retirement only if he completes a minimum of seven years’ service. The pension will be reduced in amount by the value of any other retirement benefits payable by the company or which become payable by any former employer, other than those attributable to employee contributions.

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

     The pension arrangements for all the directors include life assurance cover whilst in employment, an entitlement to a pension in the event of ill health or disability and a spouse’s and/or dependants’ pension on death.

     The increase in the transfer value of the directors’ pensions, after deduction of contributions, is shown below:

									Transfer value
									of increase in
					Increase in			Increase in	accrued annual
			Transfer value	Transfer value	transfer value	Accrued	Increase in	accrued	pension during
			of accrued	of accrued	during the	annual	accrued	annual	the period (net
	Age		pension	pension	period (net of	pension	annual	pension during	of inflation and
	December 31,	Directors’	December 31,	December 31,	directors’	December 31,	pension during	the period (net	directors’
	2004	contributions	2003	2004	contributions)	2004	the period	of inflation)	contributions)
G J A van de Aast	47	£3,803	£333,533	£510,134	£172,798	£55,269	£17,324	£16,262	£146,296
M H Armour	50	3,803	1,378,566	1,722,165	339,796	166,554	26,598	22,688	230,787
Sir Crispin Davis	55	3,803	2,748,864	3,961,740	1,209,073	249,323	56,285	50,880	804,674
A Prozes	58	—	—	—	—	—	—	—	—
P Tierney	59	—	1,325,718	1,427,994	247,163	136,539	24,044	24,044	286,999

     Transfer values have been calculated in accordance with the guidance note “GN11” published by the UK Institute of Actuaries and Faculty of Actuaries.

     The transfer value in respect of individual directors represents a liability in respect of directors’ pensions entitlement, and is not an amount paid or payable to the director.

     Erik Engstrom, a Dutch based director, is not a member of a company pension scheme and the company makes a contribution to Mr Engstrom’s designated retirement account, equivalent to 19.5% of his annual salary.

(d) Individual emoluments of non-executive directors

	2004		2003
G J de Boer-Kruyt	£22,993		£15,758
J F Brock	44,218		43,448
M W Elliott (from April 8, 2003)	45,000		36,742
C J A van Lede (from April 8, 2003)	44,218		36,897
D E Reid (from April 8, 2003)	45,000		36,742
Lord Sharman	52,000		48,544
R W H Stomberg	52,381		49,655
M Tabaksblat	190,476		193,103
R J Nelissen (until April 8, 2003)	—	(i)	10,172
S Perrick (until April 8, 2003)	—		10,172

Total	£496,286		£481,233

(i)	R J Nelissen has served as chairman of the supervisory board of Elsevier Reed Finance BV throughout the year and received fees of £10,204 in such capacity (2003: £7,758).

Compensation of executive officers

     The aggregate compensation paid to all executive officers (other than directors) of Reed Elsevier Group plc (four persons) as a group, for services in such capacities for the year ended December 31, 2004, was £1,671,269 which included contributions made to the pension plans in respect of such officers of £44,311.

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

BOARD PRACTICES

REED ELSEVIER

     The boards of directors of Reed Elsevier PLC and Reed Elsevier NV manage their respective shareholdings in Reed Elsevier Group plc and Elsevier Reed Finance BV. The boards of Reed Elsevier PLC, Reed Elsevier NV and Reed Elsevier Group plc are harmonised. Subject to shareholders re-electing retiring directors and to the appointment of Erik Engstrom to the executive board of Reed Elsevier NV at its Annual General Meeting in 2005, all the directors of Reed Elsevier Group plc will also be directors of Reed Elsevier PLC and of Reed Elsevier NV. For a complete description of the board membership positions and executive officer positions within Reed Elsevier, see “— Directors” on page 38. Details of the Audit Committees of Reed Elsevier Group plc, Reed Elsevier PLC and Reed Elsevier NV are given under “Item 15: Controls and Procedures” and details of the Remuneration Committee are given under “— Compensation” on page 41.

REED ELSEVIER GROUP PLC

     The Reed Elsevier Group plc board currently consists of six executive directors and seven independent non-executive directors. A person may only be appointed or proposed or recommended for appointment to the board if that person has been nominated for that appointment by the joint Nominations Committee of Reed Elsevier PLC and Reed Elsevier NV. Persons nominated by the joint Nominations Committee will be required to be approved by the Reed Elsevier Group plc board, prior to appointment to the Reed Elsevier Group plc board.

     Decisions of the board of directors of Reed Elsevier Group plc require a simple majority, and the quorum required for meetings of the board of Reed Elsevier Group plc is any two directors.

     The Reed Elsevier Group plc board has established the following committees:

—	Strategy — comprising the Chairman, the Chief Executive Officer and two non-executive directors

—	Audit — comprising three independent non-executive directors

—	Remuneration — comprising three independent non-executive directors

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

REED ELSEVIER PLC

     The Reed Elsevier PLC board currently consists of six executive directors and seven independent non-executive directors. A person may only be appointed or proposed or recommended for appointment to the board if that person has been nominated for that appointment by the joint Nominations Committee of Reed Elsevier PLC and Reed Elsevier NV. Persons nominated by the joint Nominations Committee will be required to be approved by the Reed Elsevier PLC board, prior to the appointment to the Reed Elsevier PLC board. A copy of the terms of reference of the Nominations Committee is available on request and can be viewed on the Reed Elsevier website, www.reedelsevier.com. The joint Nominations Committee comprises four non-executive directors, all of whom are independent, plus the Chief Executive Officer.

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

REED ELSEVIER NV

     Reed Elsevier NV has a two-tier board structure currently comprising five executive directors (the “executive board”) (Mr Engstrom will be nominated for appointment to the executive board at the company’s AGM in April 2005) and eight independent non-executive directors (the “supervisory board” and, together with the executive board, the “combined board”). A person may only be appointed or proposed or recommended for appointment to the boards if that person has been nominated for that appointment by the joint Nominations Committee of Reed Elsevier PLC and Reed Elsevier NV. Persons nominated by the joint Nominations Committee will be required to be approved by the Reed Elsevier NV combined board prior to appointment to the Reed Elsevier NV executive or supervisory board and by Reed Elsevier NV shareholders. The joint Nominations Committee comprises four members of the supervisory board, all of whom are independent.

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

EMPLOYEES

     Reed Elsevier’s average number of employees in the year ended December 31, 2004 was 35,100 (2003: 35,600, 2002: 36,800). Approximately 5,700 were located in the UK (2003: 5,900, 2002: 6,100), 19,800 in North America (2003: 20,200, 2002: 21,300), 2,600 in the Netherlands (2003: 2,700, 2002: 2,800), 4,000 in the rest of Europe (2003: 3,900, 2002: 3,800) and 3,000 in the rest of the world (2003: 2,900, 2002: 2,800). The average number of employees in the business segments in the year ended December 31, 2004 was 6,800 in Elsevier (2003: 6,700, 2002: 6,400), 12,900 in LexisNexis (2003: 13,100, 2002: 13,300), 5,300 in Harcourt Education (2003: 5,400, 2002: 5,800) and 10,100 in Reed Business (2003: 10,400, 2002: 11,300). At December 31, 2004, the number of employees was approximately 35,600, which comprised 6,900 in Elsevier, 13,200 in LexisNexis, 5,400 in Harcourt Education and 10,100 in Reed Business.

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

SHARE OWNERSHIP

REED ELSEVIER PLC

Share options

     The following table sets forth the details of options held by directors over Reed Elsevier PLC ordinary shares as at December 31, 2004 under share option schemes which are described below under “Reed Elsevier — Share option schemes”:

Over shares in Reed Elsevier PLC

										Market
			Granted				Exercised		Lapsed	price at
	January 1,		during the		Option		during the		during the	exercise		December 31,	Exercisable	Exercisable
	2004		year		price		year		year	date		2004	from	until
G J A van de Aast — ESOS	50,940				638.00	p						50,940	Dec 1, 2003	Dec 1, 2010
	49,317				659.00							49,317	Feb 23, 2004	Feb 23, 2011
	58,000				600.00							58,000	Feb 22, 2005	Feb 22, 2012
	81,728				451.50							81,728	Feb 21, 2006	Feb 21, 2013
			124,956		487.25							124,956	Feb 19, 2007	Feb 19, 2014
— BIP			31,217		Nil							31,217	Mar 26, 2007	Mar 26, 2007
— LTIP	509,404	(ii)			638.00				509,404
— LTIS (options)			229,087		487.25							229,087	Feb 19, 2007	Feb 19, 2014
— LTIS (shares)			104,130		Nil							104,130	Feb 19, 2007	Feb 19, 2007

Total	749,389		489,390						509,404			729,375

M H Armour — ESOS	39,600				400.75	p						39,600	Apr 26, 1998	Apr 26, 2005
	30,000				585.25							30,000	Apr 23, 1999	Apr 23, 2006
	52,000				565.75							52,000	Apr 21, 2000	Apr 21, 2007
	66,901				523.00							66,900	Aug 17, 2001	Aug 17, 2008
	33,600				537.50							33,600	Feb 21, 2003	Apr 19, 2009
	88,202				436.50							88,202	May 2, 2003	May 2, 2010
	62,974				659.00							62,974	Feb 23, 2004	Feb 23, 2011
	74,000				600.00							74,000	Feb 22, 2005	Feb 22, 2012
	104,319				451.50							104,319	Feb 21, 2006	Feb 21, 2013
			155,147		487.25							155,147	Feb 19, 2007	Feb 19, 2014
— BIP	11,327				Nil							11,327	Mar 21, 2006	Mar 21, 2006
			19,225		Nil							19,225	Mar 26, 2007	Mar 26, 2007
— LTIP	882,016(ii)				436.50				882,016
— LTIS (options)			284,437		487.25							284,437	Feb 19, 2007	Feb 19, 2014
— LTIS (shares)			129,289		Nil							129,289	Feb 19, 2007	Feb 19, 2007
— SAYE	3,924				430.00		3,924	(iii)		481.00	p
			4,329		377.60							4,329	Aug 1, 2009	Jan 31, 2010

Total	1,448,862		592,427				3,924		882,016			1,155,349

Sir Crispin Davis — ESOS	160,599				467.00	p						160,599	Feb 21, 2003	Sept 1, 2009
	80,300				467.00							80,300	Sept 1, 2003	Sept 1, 2009
	80,300				467.00							80,300	Sept 1, 2004	Sept 1, 2009
	171,821				436.50							171,821	May 2, 2003	May 2, 2010
	122,914				659.00							122,914	Feb 23, 2004	Feb 23, 2011
	148,500				600.00							148,500	Feb 22, 2005	Feb 22, 2012
	209,192				451.50							209,192	Feb 21, 2006	Feb 21, 2013
			305,303		487.25							305,303	Feb 19, 2007	Feb 19, 2014
— BIP	22,731				Nil							22,731	Mar 21, 2006	Mar 21, 2006
			39,554		Nil							39,554	Mar 26, 2007	Mar 26, 2007
— LTIP	1,718,213	(ii)			436.50				1,718,213
— LTIS (options)			559,722		487.25							559,722	Feb 19, 2007	Feb 19, 2014
— LTIS (shares)			254,419		Nil							254,419	Feb 19, 2007	Feb 19, 2007
— SAYE	5,019				336.20							5,019	Aug 1, 2005	Jan 31, 2006

Total	2,719,589		1,158,998						1,718,213			2,160,374

E Engstrom — ESOS			63,460	(i)	478.00	p						63,460	Aug 23, 2007	Aug 23, 2014
— LTIS (options)			318,398	(i)	478.00							318,398	Aug 23, 2007	Aug 23, 2014
— LTIS (shares)			144,726	(i)	Nil							144,726	Aug 23, 2007	Aug 23, 2007
— Restricted shares			115,781	(i)	Nil							115,781	Aug 23, 2005	Aug 23, 2007

Total			642,365									642,365

								Market
			Granted			Exercised	Lapsed	price at
	January 1,		during the	Option		during the	during the	exercise	December 31,	Exercisable	Exercisable
	2004		year	price		year	year	date	2004	from	until
A Prozes — ESOS	188,281			566.00	p				188,281	Aug 9, 2003	Aug 9, 2010
	83,785			659.00					83,785	Feb 23, 2004	Feb 23, 2011
	103,722			600.00					103,722	Feb 22, 2005	Feb 22, 2012
	132,142			451.50					132,142	Feb 21, 2006	Feb 21, 2013
			162,666	487.25					162,666	Feb 19, 2007	Feb 19, 2014
— BIP	20,040			Nil					20,040	Mar 21, 2006	Mar 21, 2006
			20,104	Nil					20,104	Mar 26, 2007	Mar 26, 2007
— LTIP	941,406	(ii)		566.00			941,406
— LTIS (options)			298,221	487.25					298,221	Feb 19, 2007	Feb 19, 2014
— LTIS (shares)			135,555	Nil					135,555	Feb 19, 2007	Feb 19, 2007
Total	1,469,376		616,546				941,406		1,144,516
P Tierney — ESOS	396,426			451.50	p				396,426	Feb 21, 2006	Feb 21, 2013
			162,666	487.25					162,666	Feb 19, 2007	Feb 19, 2014
— BIP			19,572	Nil					19,572	Mar 26, 2007	Mar 26, 2007
— LTIP	1,321,420	(ii)		451.50			1,321,420
— LTIS (options)			298,221	487.25					298,221	Feb 19, 2007	Feb 19, 2014
— LTIS (shares)			135,555	Nil					135,555	Feb 19, 2007	Feb 19, 2007

Total	1,717,846		616,014				1,321,420		1,012,440

(i)	At August 23, 2004, being the date of appointment as a director of Reed Elsevier Group plc and Reed Elsevier PLC

(ii)	Options lapsed unexercised during the year

(iii)	Retained an interest in all of the shares

     The middle market price of a Reed Elsevier PLC ordinary share during the year was in the range 450.0p to 542.5p and at December 31, 2004 was 480.5p.

REED ELSEVIER NV

Share options

     The following table sets forth the details of options held by directors over Reed Elsevier NV ordinary shares as at December 31, 2004 under share option schemes which are described below under “Reed Elsevier Share option schemes”:

Over shares in Reed Elsevier NV

								Market
			Granted			Exercised	Lapsed	price at
	January 1,		during the		Option	during the	during the	exercise	December 31,	Exercisable	Exercisable
	2004		year		price	year	year	date	2004	from	until
G J A van de Aast — ESOS	35,866				€14.87				35,866	Dec 1, 2003	Dec 1, 2010
	35,148				14.75				35,148	Feb 23, 2004	Feb 23, 2011
	40,699				13,94				40,699	Feb 22, 2005	Feb 22, 2012
	58,191				9.34				58,191	Feb 21, 2006	Feb 21, 2013
			85,805		10.57				85,805	Feb 19, 2007	Feb 19, 2014
— BIP	12,057				Nil				12,057	Mar 21, 2006	Mar 21, 2006
— LTIP	358,658	(ii)			14.87		358,658
— LTIS (options)			157,309		10.57				157,309	Feb 19, 2007	Feb 19, 2014
— LTIS (shares)			71,504		Nil				71,504	Feb 19, 2007	Feb 19, 2007

Total	540,619		314,618				358,658		496,579

M H Armour — ESOS	20,244				€13.55				20,244	Feb 21, 2003	Apr 19, 2009
	61,726				10.73				61,726	May 2, 2003	May 2, 2010
	44,882				14.75				44,882	Feb 23, 2004	Feb 23, 2011
	51,926				13.94				51,926	Feb 22, 2005	Feb 22, 2012
	74,276				9.34				74,276	Feb 21, 2006	Feb 21, 2013
			106,536		10.57				106,536	Feb 19, 2007	Feb 19, 2014
— BIP	8,030				Nil				8,030	Mar 21, 2006	Mar 21, 2006
			12,842		Nil				12,842	Mar 26, 2007	Mar 26, 2007
— LTIP	617,256	(ii)			10,73		617,256
— LTIS (options)			195,317		10,57				195,317	Feb 19, 2007	Feb 19, 2014
— LTIS (shares)			88,780		Nil				88,780	Feb 19, 2007	Feb 19, 2007

Total	878,340		403,475				617,256		664,559

Sir Crispin Davis — ESOS	95,774				€12.00				95,774	Feb 21, 2003	Sep 1, 2009
	47,888				12.00				47,888	Sep 1, 2003	Sep 1, 2009
	47,888				12.00				47,888	Sep 1, 2004	Sep 1, 2009
	120,245				10.73				120,245	May 2, 2003	May 2, 2010
	87,601				14.75				87,601	Feb 23, 2004	Feb 23, 2011
	104,204				13.94				104,204	Feb 22, 2005	Feb 22, 2012
	148,946				9,34				148,946	Feb 21, 2006	Feb 21, 2013
			209,645		10.57				209,645	Feb 19, 2007	Feb 19, 2014
— BIP	16,115				Nil				16,115	Mar 21, 2006	Mar 21, 2006
			26,421		Nil				26,421	Mar 26, 2007	Mar 26, 2007
— LTIP	1,202,446	(ii)			10.73		1,202,446
— LTIS (options)			384,349		10,57				384,349	Feb 19, 2007	Feb 19, 2014
— LTIS (shares)			174,704		Nil				174,704	Feb 19, 2007	Feb 19, 2007

Total	1,871,107		795,119				1,202,446		1,463,780

E Engstrom — ESOS			43,866	(i)	€10.30				43,866	Aug 23, 2007	Aug 23, 2014
— LTIS (options)			220,090	(i)	10.30				220,090	Aug 23, 2007	Aug 23, 2014
— LTIS (shares)			100,040	(i)	Nil				100,040	Aug 23, 2007	Aug 23, 2007
— Restricted shares			80,032	(i)	Nil				80,032	Aug 23, 2005	Aug 23, 2007

Total			444,028						444,028

A Prozes — ESOS	131,062				€13.60				131,062	Aug 9, 2003	Aug 9, 2010
	59,714				14.75				59,714	Feb 23, 2004	Feb 23, 2011
	72,783				13.94				72,783	Feb 22, 2005	Feb 22, 2012
	94,086				9.34				94,086	Feb 21, 2006	Feb 21, 2013
			111,699		10.57				111,699	Feb 19, 2007	Feb 19, 2014
— BIP	14,552				Nil				14,552	Mar 21, 2006	Mar 21, 2006
			13,612		Nil				13,612	Mar 26, 2007	Mar 26, 2007
— LTIP	655,310	(ii)			13.60		655,310
— LTIS (options)			204,782		10.57				204,782	Feb 19, 2007	Feb 19, 2014
— LTIS (shares)			93,083		Nil				93,083	Feb 19, 2007	Feb 19, 2007

Total	1,027,507		423,176				655,310		795,373

							Market
			Granted		Exercised	Lapsed	price at
	January 1,		during the	Option	during the	during the	exercise	December 31,	Exercisable	Exercisable
	2004		year	price	year	year	date	2004	from	until
P Tierney — ESOS	282,258			€9.34				282,258	Feb 21, 2006	Feb 21, 2013
			111,699	10.57				111,699	Feb 19, 2007	Feb 19, 2014
— BIP			13,252	Nil				13,252	Mar 26, 2007	Mar 26, 2007
— LTIP	940,860	(ii)		9.34		940,860
— LTIS (options)			204,782	10.57				204,782	Feb 19, 2007	Feb 19, 2014
— LTIS (shares)			93,083	Nil				93,083	Feb 19, 2007	Feb 19, 2007

Total	1,223,118		422,816			940,860		705,074

(i)	At August 23, 2004, being the date of appointment as a director of Reed Elsevier Group plc and Reed Elsevier PLC

(ii)	Options lapsed unexercised during the year

     The market price of a Reed Elsevier NV ordinary share during the year was in the range €9.61 to €12.19 and at December 31, 2004 was €10.03.

REED ELSEVIER

Share option schemes

     As of December 31, 2004, Reed Elsevier operated and had granted share options under a number of equity-based compensation plans as follows

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

(b) Convertible debenture stock arrangements

     For many years Dutch employees of Reed Elsevier have benefited from a mixed savings and option scheme. This facility consists of an annual issue by Reed Elsevier NV of a convertible debenture loan (the “Netherlands Convertible Debenture Stock Scheme”) that is open for subscription by Dutch staff employed by Reed Elsevier companies in the Netherlands or temporarily seconded to affiliates abroad. The interest rate of the scheme is determined on the basis of the average interest for 10-year loans at the end of the year preceding the year in which the loan would be issued and be open for subscription. With effect from February 19, 2004, for new issues interest will be determined quarterly on the basis of market rates on internet savings accounts in the Netherlands. Employees can annually subscribe for one or more debentures of €200 each, up to a maximum amount equal to 20%, of the equivalent of their fixed annual salary components. Interest is payable in arrears in the month of January following the subscription year. The loans have a term of 10 years. During the 10 year term of the loan employees can decide to convert their claim on the Company into shares at an exercise price equal to the price of a Reed Elsevier NV ordinary share on Euronext Amsterdam at the end of the month in which the employee has subscribed for the loan (the “exercise price”). Each debenture of €200 can be converted into 50 ordinary shares in Reed Elsevier NV against payment of 50 times the exercise price, less €200.

(ii) Executive option plans

     Reed Elsevier‘s executive option plans comprise:

(a) Reed Elsevier Group plc executive share option schemes

     Schemes in this group comprise the Reed Elsevier Group plc Executive UK Share Option Scheme (the “Executive UK Scheme”), the Reed Elsevier Group plc Executive Overseas Share Option Scheme (the “Executive Overseas Scheme”) and the Reed Elsevier Group plc Executive Share Option Schemes (No. 2) (the “No.2 Scheme”) and the Reed Elsevier Group plc Share Option Scheme (together the “Executive Schemes”).

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

     From 2004 onwards the size of the annual grant pool under the Reed Elsevier Group plc Share Option Scheme will be determined by reference to the compound annual growth in adjusted EPS, at constant exchange rates, over the three years prior to grant, with individual grant size determined by the Committee based on individual performance. At compound growth of between 8% and 10% per annum, the pool of options available will be broadly comparable to the level of options granted under the previous scheme. At executive director level the grants are expected to be up to 3 times salary. For executive directors, option grants will be subject to a performance condition requiring the achievement of 6% per annum compound growth in adjusted EPS, at constant exchange rates, during the three years following the grant. There will be no re-testing of the 3 year EPS performance period.

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

(b) Reed Elsevier NV executive option arrangements

     Under arrangements operated by Reed Elsevier NV (the “Reed Elsevier NV Executive Option Arrangements”), options to subscribe for Reed Elsevier NV ordinary shares were granted each year until 1999 to the members of the executive board and to a small number of other senior executives based in the Netherlands. Such options give the beneficiary the right, at any time during periods of either five years or ten years following the date of the grant, to purchase Reed Elsevier NV ordinary shares. Prior to 1999 all options granted under the Reed Elsevier NV Executive Option Arrangements could be exercised within a five year period from the date of grant, and the options were granted at an exercise price equal to the market price on the date of grant. During 1999, options were granted with an exercise period of five years at an exercise price 26%, above the market price at the date of grant, or with an exercise period of 10 years at an exercise price equal to the market price at the date of grant, or a combination of both.

(c) Long term incentive plans

     During 2004 the Committee awarded options under the Reed Elsevier Group plc Long Term Incentive Share Option Scheme (the “2003 LTIS”) to directors and a small number of key senior executives (approximately 40). Approximately 50% of the total implied value of a grant under the 2003 LTIS took the form of nil cost conditional shares and 50%, took the form of conventional market value options. For executive directors, grant levels comprised conditional shares of 2.5 times salary and conventional options of 5.5 times salary. Grants will vest subject to the achievement of compound annual adjusted EPS growth, at constant exchange rates, of between 8% and 12%. At 8% compound annual adjusted growth 25% of the award will vest; at 10%, compound annual adjusted growth 100%, of the award will vest; and at 12%, compound annual adjusted growth 125% of the award would vest. Awards will vest on a straightline basis between each of these points. There will be no re-testing of the three year performance period. Acceptance of an award under the 2003 LTIS by any individual automatically terminated any option award under the Reed Elsevier Group plc long term incentive arrangement (the “LTIP”). Participants in the 2003 LTIS are required to build up a significant personal shareholding in Reed Elsevier PLC and/or Reed Elsevier NV. At executive director level, the requirement is that they should own shares equivalent to 1½ times salary, to be acquired over a three year period.

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

     In addition, during 2004 the Committee made conditional share awards to approximately 100 senior executives, none of whom are directors, under the Reed Elsevier Group plc Retention Share Plan. The awards took the form of nil cost conditional shares which vest after three years, subject to the achievement of compound annual adjusted EPS growth, at constant exchange rates, of at least 8% per annum over the three financial years 2004 to 2006. There will be no re-testing of the three year performance period. The Committee has discretion to increase the EPS growth performance hurdle in order to take account of the rate of inflation.

(d) Bonus investment plan

     Since 2003 directors and other senior executives have been able to invest up to half of their annual performance related bonus in Reed Elsevier PLC/Reed Elsevier NV shares under the Reed Elsevier Group plc Bonus Investment Plan (the “Bonus Investment Plan”). Subject to continuing to hold the shares and remaining in employment, at the end of a three year period, the participants are awarded an equivalent number of Reed Elsevier PLC/Reed Elsevier NV shares at nil cost. Awards made from 2004 onwards are subject to a performance condition requiring the achievement of compound growth in the average of the Reed Elsevier PLC and Reed Elsevier NV adjusted EPS, at constant exchange rates, of 6% per annum compound during the three year vesting period.

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

Share options and conditional share awards

     At February 15, 2005, the total number of ordinary shares subject to outstanding options were:

	Number of
	outstanding	Options over	Option price
	options	shares	range

Reed Elsevier Group plc SAYE Share Option Schemes	3,533,989	Reed Elsevier PLC	336.20p - 543.20p
Reed Elsevier NV Convertible Debenture Stock Scheme	1,826,650	Reed Elsevier NV	€9.23 - €15.43
Reed Elsevier Group plc Executive Share Option Schemes	52,398,924	Reed Elsevier PLC	400.75p - 700.00p
	35,375,622	Reed Elsevier NV	€8.81 - €16.00
Reed Elsevier NV Executive Options Arrangements	130,782	Reed Elsevier NV	€12.50 - €17.07
Reed Elsevier Group plc Long Term Incentive Share Option Scheme	5,047,472	Reed Elsevier PLC	478.00p - 487.25p
	3,467,445	Reed Elsevier NV	€10.30 - €10.57
Reed Elsevier Group plc Executive Share Option Scheme (No. 2)	1,687,341	Reed Elsevier PLC	424.00p - 537.50p
	1,021,748	Reed Elsevier NV	€9.57 - €13.55

     These options will principally be met by the issue of new shares.

     At February 15, 2005, the following nil cost conditional share awards were also outstanding:

	Number of
	outstanding	Awards over
	awards	shares in
Reed Elsevier Group plc Long Term Incentive Share Option Scheme	2,304,757	Reed Elsevier PLC
	1,583,285	Reed Elsevier NV
Reed Elsevier Group plc Retention Share Plan	2,145,280	Reed Elsevier PLC
	1,471,396	Reed Elsevier NV
Reed Elsevier Group plc Bonus Investment Plan	699,921	Reed Elsevier PLC
	287,562	Reed Elsevier NV
Restricted Share Awards	139,851	Reed Elsevier PLC
	96,286	Reed Elsevier NV

     These awards will be met by the Reed Elsevier Employee Benefit Trust from shares purchased in the market.

     Options and awards granted under the schemes are not transferable and may be exercised only by the persons to whom they are granted or their personal representatives.

REED ELSEVIER

Share ownership

     The interests of the directors of Reed Elsevier PLC and Reed Elsevier NV in the issued share capital of the respective companies at the beginning and end of the year are shown below. There have been no changes in the interests of the directors since December 31, 2004.

	Reed Elsevier PLC			Reed Elsevier NV
	ordinary shares			ordinary shares
	January 1,		December 31,	January 1,		December 31,
	2004		2004	2004		2004
G J A van de Aast	—		18,600	19,684		19,684
M H Armour	31,738		46,926	22,284		29,846
G J de Boer-Kruyt	—		—	—		—
J F Brock	3,000		3,000	—		—
Sir Crispin Davis	450,293		473,467	282,704		298,261
M W Elliott	—		—	—		—
E Engstrom	—	(l)	—	—	(l)	—
C J A van Lede	—		—	11,100		11,100
A Prozes	96,525		76,808	67,774		63,454
D E Reid	—		—	—		—
Lord Sharman	—		—	—		—
R W H Stomberg	—		—	—		—
M Tabaksblat	—		—	8,000		8,000
P Tierney	12,000		26,692	8,000		17,952

(i)	At August 23, 2004, being the date of appointment as a director of Reed Elsevier Group plc and Reed Elsevier PLC.

     Any ordinary shares required to fulfil entitlements under nil cost restricted share awards are provided by the Employee Benefit Trust (“EBT”) from market purchases. As a potential beneficiary under the EBT in the same way as other employees of Reed Elsevier, each executive director is deemed to be interested in all the shares held by the EBT which, at December 31, 2004, amounted to 8,313,746 Reed Elsevier PLC ordinary shares and 3,708,599 Reed Elsevier NV ordinary shares.

Shares and options held by executive officers

     The following table indicates the total aggregate number of Reed Elsevier PLC ordinary shares and Reed Elsevier NV ordinary shares beneficially owned and the total aggregate number of share options and conditional share awards granted to the executive officers (other than directors) of Reed Elsevier Group plc (four persons) as a group, as of February 15, 2005:

		Reed			Reed
		Elsevier PLC			Elsevier NV
	Reed	ordinary	Reed	Reed	ordinary	Reed
	Elsevier PLC	shares	Elsevier PLC	Elsevier NV	shares	Elsevier NV
	ordinary	subject to	conditional	ordinary	subject to	conditional
	shares	options	share awards	shares(l)(2)	options	share awards
Executive officers (other than directors) as a group	71,718	919,703	187,493	20,408	669,210	108,666

(1)	The Reed Elsevier NV ordinary shares may be issued in registered or bearer form.

(2)	No individual executive officer of Reed Elsevier Group plc has notified Reed Elsevier NV that he holds more than 5% of the issued share capital of Reed Elsevier NV pursuant to the Dutch law requirement described under “Item 7: Major Shareholders and Related Party Transactions-Reed Elsevier NV”.

     The options over Reed Elsevier PLC ordinary shares included in the above table are exercisable at prices ranging from 424p to 700p per share and between the date hereof and 2014. The options over Reed Elsevier NV ordinary shares included in the above table are exercisable at prices ranging from €9.34 to € 15.66 per share and between the date hereof and 2014. The Reed Elsevier PLC and Reed Elsevier NV conditional share awards included in the above table are exercisable at nil cost between 2006 and 2007.

ITEM 7: MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

REED ELSEVIER PLC

     As of February 15, 2005, Reed Elsevier PLC is aware of the following disclosable interests in the issued Reed Elsevier PLC ordinary shares:

	Number of Reed
	Elsevier PLC
	ordinary shares
Identity of Person or Group(1)	owned	% of Class
The Capital Group Companies, Inc.	127,980,366	10.05
Legal & General Group plc	55,610,716	4.37
Prudential plc	38,315,148	3.01
Directors and Officers	717,211	—

(1)	Under UK Law, subject to certain limited exceptions, persons or groups owning or controlling 3% or more of the issued Reed Elsevier PLC ordinary shares are required to notify Reed Elsevier PLC of the level of their holdings.

     As far as Reed Elsevier PLC is aware, except as disclosed herein, it is neither directly or indirectly owned nor controlled by one or more corporations or by any government.

     At December 31, 2004, there were 27,011 ordinary shareholders, including the depository for Reed Elsevier PLC’s ADR programme, with a registered address in the United Kingdom, representing 99.77% of shares issued.

     Reed Elsevier PLC is not aware of any arrangements the operation of which may at a subsequent date result in a change in control of Reed Elsevier PLC. The major shareholders of Reed Elsevier PLC do not have different voting rights to other ordinary shareholders.

REED ELSEVIER NV

     As of February 15, 2005, Reed Elsevier NV is aware of the following disclosable interests in the issued Reed Elsevier NV ordinary shares, in addition to the 4,679,249 R-shares in Reed Elsevier NV held by a subsidiary of Reed Elsevier PLC and representing a 5.8% indirect equity interest in the total share capital of Reed Elsevier NV:

	Number of Reed
	Elsevier NV
	ordinary shares
Identity of Person or Group(1)	owned	of Class
Directors and Officers(2)	468,705	—

(1)	Under Dutch law, individuals or corporate bodies acquiring shares which result in such individual or corporate bodies holding more than 5% of the issued share capital of Reed Elsevier NV are required to notify Reed Elsevier NV thereof. Similar notification requirements exist if a shareholder disposes of shares such that his interest reduces to below 5%. As of February 15, 2005, one such body, ING Group, had informed Reed Elsevier NV of a shareholding in excess of 5% of the issued share capital of Reed Elsevier NV, who owned approximately 6% of the ordinary share capital of Reed Elsevier NV as at the most recent dividend payment date in September 2004.

(2)	No individual member of the supervisory board or the executive board of Reed Elsevier NV or executive officer of Reed Elsevier NV has notified Reed Elsevier NV that they hold more than 5% of the issued share capital of Reed Elsevier NV pursuant to the Dutch law described in the immediately preceding footnote.

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

ITEM 8: FINANCIAL INFORMATION

FINANCIAL STATEMENTS

     See Item 18: Financial Statements.

DIVIDEND POLICY

     Dividends to Reed Elsevier PLC and Reed Elsevier NV shareholders are equalised at the gross level, including the benefit of the UK attributable tax credit of 10% received by certain Reed Elsevier PLC shareholders. The exchange rate used for each dividend calculation as defined in the Reed Elsevier merger agreement is the spot euro/sterling exchange rate, averaged over a period of five business days commencing with the tenth business day before the announcement of the proposed dividend. Since the announcement in 2000 of the investment led growth strategy, Reed Elsevier has pursued a policy of modest dividend growth. The boards of Reed Elsevier PLC and Reed Elsevier NV now intend to pursue a dividend policy of more progressive growth. We expect to maintain over the longer term a level of dividend cover, calculated using earnings before the amortisation of goodwill and intangible assets, exceptional items and related tax effects, of at least two times.

LEGAL PROCEEDINGS

     We are party to various legal proceedings, the ultimate resolutions of which are not expected to have a material adverse effect on our financial position or the results of our operations.

     Reed Elsevier Inc. (“REI”) has been named a defendant in a putative class action captioned Richard Fresco, et al. v. Automotive Directions, Inc., et al. brought in the federal district court in Florida, alleging that REI (through LexisNexis) violated certain provisions of the Driver’s Privacy Protection Act, 18 U.S.C. §§ 2721-2725 (the “DPPA”), when REI obtained and disclosed information originating from various state departments of highway safety and motor vehicles without the consent of the individuals to whom the information related. REI is one of several named defendants, including Seisint Inc., acquired by Reed Elsevier in September 2004. The complaint was filed in August 2003. No proceedings relating to the class certification motions, or other proceedings of substance, have yet occurred. REI has indemnity agreements from the entities that supplied REI with some of the information at issue in these matters. However, REI could still be adversely affected where indemnities were not obtained or where indemnities are available, in the event that the plaintiffs are successful in their claims and full recovery is not available under the indemnities. The plaintiffs seek unspecified compensatory and statutory liquidated damages, attorneys’ fees and costs, and injunctive relief. REI believes it has strong procedural and substantive defence to this action and will vigorously pursue it. On March 8, 2005, the court stayed the litigation pending the outcome of an appeal to the United States Court of Appeals for the Eleventh Circuit of a decision in another case in the United States District Court for the Southern District of Florida, Kehoe v. Fidelity Federal Bank & Trust.

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

	Pence per ordinary share		US dollars per ADS
Calendar Periods	High	Low	High	Low
2004	543	450	39.75	33.33
2003	552	392	37.14	26.15
2002	696	488	41.00	31.35
2001	700	493	42.63	28.25
2000	700	391	43.13	24.50

2004
Fourth Quarter	508	462	38.18	35.09
Third Quarter	530	467	38.82	34.37
Second Quarter	543	481	39.75	35.86
First Quarter	516	450	38.55	33.33

2003
Fourth Quarter	552	392	36.15	26.15
Third Quarter	550	461	37.14	30.05
Second Quarter	524	469	33.95	30.75
First Quarter	499	445	34.52	31.10

Month
February 2005 (through February 16, 2005)	502	482	38.33	36.91
January 2005	494	475	37.23	35.80
December 2004	488	462	38.11	35.90
November 2004	508	481	38.11	36.35
October 2004	508	474	36.39	35.09
September 2004	518	485	37.43	35.51
August 2004	495	467	36.05	34.37

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

     The table below sets forth, for the periods indicated, the high and low closing middle market quotations for the Reed Elsevier NV Ordinary Shares on Euronext Amsterdam N.V. as derived from the Officiele Prijscourant of Euronext Amsterdam N.V. and the high and low last reported sales prices in US dollars for the Reed Elsevier NV ADSs on the New York Stock Exchange, as derived from the New York Stock Exchange Composite Tape, and reported by Datastream International Ltd.

	€ per ordinary share		US dollars per ADS
Calendar Periods	High	Low	High	Low
2004	12.19	9.61	29.16	24.55
2003	12.03	8.13	26.08	18.14
2002	16.01	10.86	28.60	21.70
2001	15.66	10.92	29.44	20.15
2000	16.07	9.30	29.94	18.00

2004
Fourth Quarter	10.76	9.91	27.78	25.57
Third Quarter	11.59	10.02	28.29	24.65
Second Quarter	12.19	10.82	29.16	26.65
First Quarter	11.35	9.61	28.51	24.55

2003
Fourth Quarter	12.03	8.13	25.08	18.14
Third Quarter	11.16	9.57	26.08	21.16
Second Quarter	10.89	9.63	24.22	21.90
First Quarter	10.41	9.36	25.42	22.38

Month
February 2005 (through February 16, 2005)	10.84	10.30	28.16	27.20
January 2005	10.46	10.03	27.46	26.32
December 2004	10.35	9.91	27.73	26.36
November 2004	10.63	10.08	27.78	26.66
October 2004	10.76	10.01	26.56	25.57
September 2004	11.06	10.37	27.25	25.70
August 2004	10.69	10.02	25.78	24.65

ITEM 10: ADDITIONAL INFORMATION

MEMORANDUM AND ARTICLES OF ASSOCIATION

REED ELSEVIER PLC

     A summary of Reed Elsevier PLC’s equity capital structure and related summary information concerning provisions of its Memorandum and Articles of Association and applicable English law as at March 2001 is incorporated by reference from the 2000 Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 13, 2001. Since March 2001 a number of amendments have been made to the Articles of Association. A summary of those changes is incorporated by reference from the 2002 Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 10, 2003. Being summaries, they do not contain all the information that may be important to you, and they are qualified in their entirety by reference to the UK Companies Act 1985 and the Reed Elsevier PLC Memorandum and Articles of Association. For more complete information, you should read Reed Elsevier PLC’s Memorandum and Articles of Association. A copy of Reed Elsevier PLC’s Memorandum and Articles of Association is incorporated by reference from the 2002 Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 10, 2003 — see “Item 19: Exhibits” on page F-84.

REED ELSEVIER NV

     A summary of Reed Elsevier NV‘s equity capital structure and related summary information concerning provisions of its Articles of Association and applicable Dutch law as at March 2001 is incorporated by reference from the 2000 Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 13, 2001. Since March 2001 a number of amendments have been made to the Articles of Association. A summary of those changes is incorporated by reference from the 2002 Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 10, 2003. Being summaries they do not contain all the information that may be important to you, and they are qualified in their entirety by reference to Dutch law and the Articles of Association of Reed Elsevier NV. For more complete information, you should read Reed Elsevier NV’s Articles of Association. A copy of Reed Elsevier NV’s Articles of Association is incorporated by reference from the 2002 Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 10, 2003 — see “Item 19: Exhibits” on page F-84.

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

     There are no limitations relating only to non-residents of the United Kingdom under UK law or Reed Elsevier PLC’s Memorandum and Articles of Association on the right to be a holder of, and to vote, Reed Elsevier PLC ordinary shares, or to non-residents of the Netherlands under Dutch law or Reed Elsevier NV’s Articles of Association on the right to be a holder of, and to vote, Reed Elsevier NV ordinary shares.

TAXATION

     The following discussion is a summary under present law and tax authority practice of the material UK, Dutch and US federal income tax considerations relevant to the purchase, ownership and disposal of Reed Elsevier PLC ordinary shares or ADSs and Reed Elsevier NV ordinary shares or ADSs. This discussion applies to you only if you are a US holder, you hold your ordinary shares or ADSs as capital assets and you use the US dollar as your functional currency. It does not address the tax treatment of US holders subject to special rules, such as banks, dealers, insurance companies, tax-exempt entities, holders of 10% or more of Reed Elsevier PLC or Reed Elsevier NV voting shares, persons holding ordinary shares or ADSs as part of a hedging, straddle, conversion or constructive sale transaction, persons that are resident or ordinarily resident in the UK (or who have ceased to be resident within the past five years of assessment) and persons that are resident in the Netherlands. The summary also does not discuss the tax laws of particular states or localities in the US.

     This summary does not consider your particular circumstances. It is not a substitute for tax advice. We urge you to consult your own independent tax advisors about the income, capital gains and/or transfer tax consequences to you in light of your particular circumstances of purchasing, holding and disposing of ordinary shares or ADSs.

     As used in this discussion, “US holder” means a beneficial owner of ordinary shares or ADSs that is (i) a US citizen or resident, (ii) a corporation, partnership or other business entity created or organised under the laws of the United States or any constituent jurisdiction, (iii) a trust (a) that is subject to the control of one or more US persons and the primary supervision of a US court, or (b) that has valid election in effect under US Treasury regulations to be treated as a US person or (iv) an estate the income of which is subject to US federal income taxation regardless of its source.

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

UK Stamp Duty and Stamp Duty Reserve Tax

     UK stamp duty reserve tax (SDRT) or UK stamp duty is payable upon the transfer or issue of Reed Elsevier PLC ordinary shares to the Depositary in exchange for Reed Elsevier PLC ADSs evidenced by ADRs. For this purpose, the current rate of stamp duty and SDRT of 1.5% would be applied, in each case, to the amount or value of the consideration or, in some circumstances, to the value of the ordinary shares.

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

     With respect to US holders who are individuals, certain dividends received before January 1, 2009 from a qualified foreign corporation may be subject to reduced rates of taxation. A qualified foreign corporation includes a foreign corporation that is eligible for the benefits of certain comprehensive income tax treaties with the United States. United States Treasury Department guidance indicates that the United Kingdom is a country with which the United States has a treaty in force that meets these requirements, and Reed Elsevier PLC believes it is eligible for the benefits of this treaty. Additionally, the same guidance indicates that the Netherlands is also a country with which the United States has a treaty in force that meets the above requirements, and Reed Elsevier NV believes it is eligible for the benefits of this treaty. Individuals that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to section 163(d)(4) of the US Internal Revenue Code of 1986, as amended, will not be eligible for the reduced rates of taxation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. US holders should consult their own tax advisors regarding the application of these rules given their particular circumstances.

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

     If you receive pounds sterling or euros on the sale or other disposition of your ordinary shares or ADSs, you will realise an amount equal to the US dollar value of the pounds sterling or euros on the date of sale or other disposition (or in the case of cash basis and electing accrual basis taxpayers, the settlement date). You will have a tax basis in the pounds sterling or the euros that you receive equal to the US dollar value determined on the settlement date in most cases. Any gain or loss realised by a US holder on a subsequent conversion of pounds sterling or euros into US dollars will be US source ordinary income or loss.

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

ITEM 11: QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     Reed Elsevier’s primary market risk exposures are to interest rate fluctuations and to exchange rate movements. Net interest expense is exposed to interest rate fluctuations on borrowings, cash and short term investments. Upward fluctuations in interest rates increase the interest cost of floating rate borrowings whereas downward fluctuations in interest rates decrease the interest return on floating rate cash deposits and short term investments. Interest expense associated with fixed rate borrowings is protected against upward fluctuations in interest rates but does not benefit from downward fluctuations. In addition, Reed Elsevier companies engage in foreign currency denominated transactions and are subject to exchange rate risk on such transactions.

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

(a) Interest Rate Risk

     The following sensitivity analysis assumes an immediate 100 basis point change in interest rates for all currencies and maturities from their levels at December 31, 2004 and December 31, 2003, with all other variables held constant.

		Fair Value Change			Fair Value Change
	Fair Value	+100	–100	Fair Value	+100	–100
	December 31,	basis	basis	December 31,	basis	basis
Financial Instrument	2004	points	points	2003	points	points
	(in millions)			(in millions)
Long term debt (including current portion)	£(1,831)	£28	£(32)	£(1,921)	£49	£(56)
Short term debt	(965)	1	(1)	(1,179)	1	(1)
Interest rate swaps	(32)	24	(24)	(54)	15	(15)
Interest rate options	(11)	3	(3)	(33)	9	(9)

     A 100 basis point change in interest rates would not result in a material change to the fair value of other financial instruments such as forward rate agreements, foreign exchange forwards, cash, investments or other financial assets and liabilities.

     At December 31, 2004, the substantial majority of borrowings are either fixed rate or have been fixed through the use of interest rate swaps, forward rate agreements and options. A 100 basis point reduction in interest rates would result in a decrease in net interest expense of £9 million (2003: £6 million), based on the composition of financial instruments including cash, short term investments, bank loans and commercial paper borrowings at December 31, 2004. A 100 basis points rise in interest rates would increase net interest expense by £9 million (2003: £6 million).

(b) Foreign Currency Exchange Rate Risks

     The following sensitivity analysis assumes an immediate 10% change in all foreign currency exchange rates against sterling from their levels at December 31, 2004 and December 31, 2003, with all other variables held constant. A +10% change indicates a strengthening of the currency against sterling and a –10% change indicates a weakening of the currency against sterling.

	Fair Value			Fair Value
	December 31,	Fair Value Change		December 31,	Fair Value Change
Financial Instrument	2004	+10%	–10%	2003	+10%	–10%
	(in millions)			(in millions)
Long term debt (including current portion)	£(1,831)	£(203)	£166	£(1,921)	£(213)	£175
Short term debt	(965)	(107)	88	(1,179)	(130)	108
Cash and short term investments	225	20	(17)	638	28	(22)
Interest rate swaps	(32)	(4)	3	(54)	(6)	5
Interest rate options	(11)	(1)	1	(33)	(4)	3
Forward foreign currency contracts	2	(28)	23	5	(1)	—
Other financial assets	64	7	(5)	64	7	(5)
Other financial liabilities	(51)	(5)	5	(64)	(7)	6

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

Parent companies

     The boards of Reed Elsevier PLC and Reed Elsevier NV exercise independent supervisory roles over the activities and systems of internal control of Reed Elsevier Group plc and Elsevier Reed Finance BV. The boards of Reed Elsevier PLC and Reed Elsevier NV have each adopted a schedule of matters which are required to be brought to them for decision. In relation to Reed Elsevier Group plc and Elsevier Reed Finance BV, the boards of Reed Elsevier PLC and Reed Elsevier NV approve the strategy and the annual budgets, and receive regular reports on the operations, including the treasury and risk management activities of the two companies. Major transactions proposed by the boards of Reed Elsevier Group plc or Elsevier Reed Finance BV require the approval of the boards of both Reed Elsevier PLC and Reed Elsevier NV.

     The Reed Elsevier PLC and Reed Elsevier NV Audit Committees meet on a regular basis to review the systems of internal control and risk management of Reed Elsevier Group plc and Elsevier Reed Finance BV.

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

     The boards of Reed Elsevier Group plc and Elsevier Reed Finance BV have implemented an ongoing process for identifying, evaluating, monitoring and managing the more significant risks faced by their respective businesses. This process has been in place throughout the year ended December 31, 2004, and up to the date of the approvals of this annual report.

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

     Reed Elsevier Group plc has a Code of Ethics and Business Conduct that provides a guide for achieving its business goals and encourages officers and employees to behave in an open, honest, ethical and principled manner. The code also outlines confidential procedures enabling employees to report any concerns about compliance or about Reed Elsevier’s financial reporting practice.

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

     A copy of the terms of reference of each Audit Committee is published on the Reed Elsevier website, www.reedelsevier.com. The information on our website is not incorporated by reference into this report.

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

ITEM 16B: CODES OF ETHICS

     Reed Elsevier has adopted a code of ethics (Code of Ethics and Business Conduct) that applies to all directors, officers and employees, and an additional separate code of ethics (Code for Senior Officers) that also applies to the Chief Executive Officer and Chief Financial Officer of Reed Elsevier PLC and Reed Elsevier NV and the Group Chief Accountant of Reed Elsevier Group plc. Both these codes of ethics are available on the Reed Elsevier website, www.reedelsevier.com. The information on our website is not incorporated by reference into this report.

ITEM 16C: PRINCIPAL ACCOUNTANT FEES AND SERVICES

     The aggregate fees billed by our principal accountants, Deloitte & Touche LLP, Deloitte Accountants B.V., the member firms of Deloitte Touche Tohmatsu and their respective affiliates, for the two years ended December 31, 2004 were as follows:

	Year ended	Year ended
	December 31,	December 31,
	2004	2003
	(in millions)
Audit fees	£3.0	£2.5
Audit-related fees	0.6	1.4
Tax fees	0.6	0.6
All other fees	—	0.1

Total	£4.2	£4.6

     Auditors’ remuneration for non audit services includes £0.6 million (2003: £1.4 million) for audit-related services, comprising £0.2 million (2003: £0.6 million) relating to due diligence and other transaction related services and £0.4 million (2003: £0.8 million) for other audit-related services such as royalty audits. Tax fees of £0.6 million (2003: £0.6 million) relate to tax compliance and advisory work. Other fees of £0.1 million in 2003 related to other non audit services such as consultancy services.

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

     All of the audit and non audit services carried out in the year ended December 31, 2004 were pre-approved under the policies and procedures summarised above.

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

THIS PAGE INTENTIONALLY BLANK

ITEM 18: FINANCIAL STATEMENTS

Financial Statements filed as part of this annual report

     The following financial statements and related schedules, together with reports of independent auditors thereon, are filed as part of this annual report:

THIS PAGE INTENTIONALLY BLANK

REED ELSEVIER
COMBINED FINANCIAL STATEMENTS

THIS PAGE INTENTIONALLY BLANK

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

     To the Board of Directors and members of Reed Elsevier PLC and to the members of the Supervisory and Executive Boards and the shareholders of Reed Elsevier NV:

     We have audited the accompanying combined balance sheets of Reed Elsevier PLC, Reed Elsevier NV, Reed Elsevier Group plc and Elsevier Reed Finance BV and their respective subsidiaries, associates and joint ventures (together “the combined businesses”) as at December 31, 2004 and 2003, and the related combined profit and loss accounts and statements of total recognised gains and losses, shareholders’ funds reconciliations and cash flows for each of the three years in the period ended December 31, 2004. Our audits also included the financial statement schedule as at December 31, 2004, 2003 and 2002 listed in the Index. These combined financial statements and the related financial statement schedule are the responsibility of the management of Reed Elsevier PLC and Reed Elsevier NV. Our responsibility is to express an opinion on these combined financial statements and the related financial statement schedule based on our audits.

     We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the combined businesses’ internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such combined financial statements present fairly, in all material respects, the financial position of the combined businesses as at December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United Kingdom. Also, in our opinion, such financial statement schedule, when considered in relation to the related combined financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

     Accounting principles generally accepted in the United Kingdom vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in note 28 to the combined financial statements. The reported net income for the years ended December 31, 2003 and 2002 and combined shareholders’ funds at December 31, 2003 as determined in accordance with accounting principles generally accepted in the United States of America, have been restated for the items described in note 28.

DELOITTE & TOUCHE LLP London, England February 16, 2005	DELOITTE ACCOUNTANTS B.V. Amsterdam, The Netherlands February 16, 2005

REED ELSEVIER
COMBINED PROFIT AND LOSS ACCOUNT
FOR THE YEAR ENDED DECEMBER 31, 2004

		2004	2003	2002
	Note	£m	£m	£m

Turnover
Including share of turnover of joint ventures		4,906	5,006	5,094
Less: share of turnover of joint ventures		(94)	(81)	(74)

	3	4,812	4,925	5,020

Continuing operations before acquisitions		4,751	4,925	5,020
Acquisitions		61	—	—

Cost of sales	4	(1,733)	(1,764)	(1,794)

Gross profit		3,079	3,161	3,226
Operating expenses	4	(2,404)	(2,516)	(2,736)

Before amortisation and exceptional items		(1,944)	(2,002)	(2,113)
Amortisation of goodwill and intangible assets		(404)	(442)	(524)
Exceptional items	8	(56)	(72)	(99)

Operating profit (before joint ventures)		675	645	490

Continuing operations before acquisitions		699	645	490
Acquisitions		(24)	—	—

Share of operating profit of joint ventures		22	16	17

Operating profit including joint ventures	3,7	697	661	507
Non operating exceptional items
Net (loss) /profit on disposal of businesses and fixed assets	8	(3)	26	(12)

Profit on ordinary activities before interest		694	687	495
Net interest expense	9	(132)	(168)	(206)

Profit on ordinary activities before taxation		562	519	289
Tax on profit on ordinary activities	10	(257)	(183)	(107)

Profit on ordinary activities after taxation		305	336	182
Minority interests		(2)	(2)	(1)

Profit attributable to parent companies’ shareholders	27	303	334	181
Equity dividends paid and proposed	11	(330)	(304)	(282)

Retained (loss)/profit taken to combined reserves		(27)	30	(101)

The accompanying notes on pages F-10 to F-45 are an integral part of these combined financial statements

REED ELSEVIER
COMBINED CASH FLOW STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2004

		2004	2003	2002
	Note	£m	£m	£m

Net cash inflow from operating activities before exceptional items	12	1,221	1,163	1,154
Payments relating to exceptional items charged to operating profit	8	(67)	(98)	(119)

Net cash inflow from operating activities		1,154	1,065	1,035

Dividends received from joint ventures	16	17	14	13

Interest and similar income received		16	17	25
Interest and similar charges paid		(146)	(194)	(230)

Returns on investments and servicing of finance		(130)	(177)	(205)

Taxation before exceptional items		(240)	(182)	(154)
Exceptional items	8	31	36	20

Taxation		(209)	(146)	(134)

Purchase of tangible fixed assets		(192)	(155)	(163)
Purchase of fixed asset investments	16	(13)	(7)	(5)
Proceeds from sale of tangible fixed assets		4	6	6
Exceptional proceeds from disposal of fixed assets	8	10	19	118

Capital expenditure and financial investment		(191)	(137)	(44)

Acquisitions	13	(647)	(258)	(184)
Exceptional net proceeds/(costs) from disposal of businesses	8	2	77	(12)

Acquisitions and disposals		(645)	(181)	(196)

Equity dividends paid to shareholders of the parent companies		(309)	(292)	(273)

Cash (outflow)/inflow before changes in short term investments and financing		(313)	146	196
Decrease/ (increase) in short term investments	12	402	(165)	(55)
Financing	12	(90)	(86)	(69)

(Decrease)/increase in cash	12	(1)	(105)	72

     Short term investments include deposits of under one year if the maturity or notice period exceeds 24 hours, commercial paper investments and interest bearing securities that can be realised without significant loss at short notice.

The accompanying notes on pages F-10 to F-45 are an integral part of these combined financial statements

REED ELSEVIER
COMBINED BALANCE SHEET
AS AT DECEMBER 31, 2004

		2004	2003
	Note	£m	£m

Fixed assets
Goodwill and intangible assets	14	5,006	5,153
Tangible fixed assets	15	519	482
Investments	16	108	101
Investments in joint ventures:

Share of gross assets		115	118
Share of gross liabilities		(57)	(58)

Share of net assets		58	60
Other investments	16	50	41

		5,633	5,736

Current assets
Inventories and pre-publication costs	17	541	526
Debtors — amounts falling due within one year	18	1,098	1,044
Debtors — amounts falling due after more than one year	19	239	249
Cash and short term investments	20	225	638

		2,103	2,457
Creditors: amounts falling due within one year	21	(3,357)	(3,474)

Net current liabilities		(1,254)	(1,017)

Total assets less current liabilities		4,379	4,719
Creditors: amounts falling due after more than one year	22	(1,971)	(2,105)
Provisions for liabilities and charges	25	(128)	(168)
Minority interests		(13)	(12)

Net assets		2,267	2,434

Capital and reserves
Combined share capitals		191	190
Combined share premium accounts		1,805	1,784
Combined shares held in treasury		(66)	(37)
Combined reserves		337	497

Combined shareholders’ funds	27	2,267	2,434

The accompanying notes on pages F-10 to F-45 are an integral part of these combined financial statements

REED ELSEVIER
COMBINED STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES
FOR THE YEAR ENDED DECEMBER 31, 2004

	2004	2003	2002
	£m	£m	£m
Profit attributable to parent companies’ shareholders	303	334	181
Exchange translation differences	(143)	(232)	(187)

Total recognised gains and losses for the year	160	102	(6)

COMBINED SHAREHOLDERS’ FUNDS RECONCILIATION
FOR THE YEAR ENDED DECEMBER 31, 2004

	2004	2003	2002
	£m	£m	£m
Profit attributable to parent companies’ shareholders	303	334	181
Equity dividends paid and proposed	(330)	(304)	(282)
Issue of ordinary shares, net of expenses	21	14	30
Increase in shares held in treasury	(29)	(18)	(1)
Increase in conditional share reserve	11	—	—
Exchange translation differences	(143)	(232)	(187)

Net decrease in combined shareholders’ funds	(167)	(206)	(259)
Combined shareholders’ funds at January 1,	2,434	2,640	2,899

Combined shareholders’ funds at December 31,	2,267	2,434	2,640

The accompanying notes on pages F-10 to F-45 are an integral part of these combined financial statements

REED ELSEVIER
NOTES TO THE COMBINED FINANCIAL STATEMENTS

1. Basis of preparation

     These financial statements are presented under the historical cost convention and in accordance with applicable UK Generally Accepted Accounting Principles (“GAAP”). Under Article 362.1 of Book 2 Title 9 of the Netherlands Civil Code, UK GAAP may be adopted by Dutch companies with international operations for the preparation of financial statements, and accordingly, UK GAAP has been so adopted, ensuring consistency.

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

     Revenues are recognised for the various categories of turnover as follows: subscriptions — on periodic despatch of subscribed product or ratably over the period of the subscription where performance is not measurable by despatch; circulation — on despatch; advertising — on publication or period of online display; exhibitions — on occurrence of the exhibition; educational testing contracts — over the term of the contract on percentage completed against delivery milestones.

     Where sales consist of two or more independent components, revenue is recognised on each component, as it is completed by performance, based on attribution of relative value.

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

2. Accounting policies – (continued)

     Acquired goodwill and intangible assets are capitalised and amortised systematically over their estimated useful lives up to a maximum of 40 years, subject to annual impairment review. In view of the longevity of certain of the goodwill and intangible assets relating to acquired science and medical and educational publishing businesses, the presumption under UK GAAP that goodwill and intangible assets have a maximum useful life of 20 years has been rebutted in respect of these assets and a maximum estimated useful life of 40 years determined. The longevity of these assets is evidenced by their long established and well regarded brands and imprints, and their characteristically stable market positions.

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

     Depreciation is provided on other tangible fixed assets on a straight line basis over their estimated useful lives: leasehold improvements — shorter of life of lease and 10 years; plant — 3 to 20 years; office furniture, fixtures and fittings — 5 to 10 years; computer systems, communication networks and equipment — 3 to 7 years.

Investments

     Fixed asset investments in joint ventures and associates are accounted for under the gross equity and equity methods respectively. Other fixed asset investments are stated at cost, less provision, if appropriate, for any impairment in value. Short term investments are stated at the lower of cost and net realisable value.

Inventories and pre-publication costs

     Inventories and pre-publication costs are stated at the lower of cost, including appropriate attributable overheads, and estimated net realisable value. Pre-publication costs, representing costs incurred in the origination of content prior to publication, are expensed systemically reflecting the sales profiles over the estimated economic lives of the related products, generally up to five years.

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

Financial instruments

     Payments and receipts on interest rate hedges are accounted for on an accruals basis over the lives of the hedges and included within interest payable and interest receivable in the profit and loss account. Gains and losses on foreign exchange hedges, other than in relation to net currency borrowings hedging equity investments, are recognised in the profit and loss account on maturity of the underlying transaction. Gains and losses on net currency borrowings hedging equity investments are taken to reserves. Gains and losses arising on hedging instruments that are closed out due to the cessation of the underlying exposure are taken directly to the profit and loss account.

     Currency swap agreements are valued at exchange rates ruling at the balance sheet date with net gains and losses being included within short term investments or borrowings, as appropriate. Interest payable and receivable arising from these swaps are accounted for on an accruals basis over the life of the swap.

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

3. Segment analysis

     Reed Elsevier is a publisher and information provider organised to serve four business segments. Internal reporting reflects this structure. Elsevier provides products and services for the science and medical sector; LexisNexis, the legal sector; Harcourt Education, the education sector; and Reed Business, the business to business sector.

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

Analysis by business segment

	2004	2003	2002
	£m	£m	£m
Turnover
Elsevier	1,363	1,381	1,295
LexisNexis	1,292	1,318	1,349
Harcourt Education	868	898	993
Reed Business	1,289	1,328	1,383

Total	4,812	4,925	5,020

Operating profit
Elsevier	386	375	294
LexisNexis	110	95	61
Harcourt Education	90	91	102
Reed Business	111	100	50

Total	697	661	507

Adjusted operating profit
Elsevier	460	467	429
LexisNexis	308	301	287
Harcourt Education	164	174	183
Reed Business	227	236	234

Total	1,159	1,178	1,133

Depreciation
Elsevier	29	30	27
LexisNexis	59	61	62
Harcourt Education	12	13	13
Reed Business	26	30	34

Total	126	134	136

Amortisation
Elsevier	65	72	101
LexisNexis	178	185	197
Harcourt Education	57	63	71
Reed Business	106	125	158

Total (including share of joint ventures)	406	445	527

Total assets
Elsevier	2,122	2,215	2,237
LexisNexis	2,496	2,319	2,553
Harcourt Education	1,575	1,582	1,786
Reed Business	1,221	1,343	1,445

Total	7,414	7,459	8,021

3. Segment analysis — (continued)

	2004	2003	2002
	£m	£m	£m
Capital expenditure
Elsevier	66	46	36
LexisNexis	87	83	84
Harcourt Education	22	14	20
Reed Business	28	25	39

Total	203	168	179

Capital employed
Elsevier	1,380	1,476	1,550
LexisNexis	2,147	1,985	2,192
Harcourt Education	1,379	1,390	1,569
Reed Business	650	763	834

Total	5,556	5,614	6,145

Reconciliation of capital employed to combined shareholders’ funds
Capital employed	5,556	5,614	6,145
Taxation	(476)	(549)	(528)
Dividends and net interest	(268)	(247)	(238)
Net borrowings	(2,532)	(2,372)	(2,732)
Minority interests	(13)	(1)	(7)

Combined shareholders’ funds	2,267	2,434	2,640

     The analysis of total assets excludes corporate assets of £322 million (2003: £734 million; 2002: £731 million). Corporate assets are principally cash balances and short term investments, of which the principal amounts are £60 million in the United Kingdom, £81 million in the Rest of Europe and £42 million in the Netherlands, and deferred taxation assets of £97 million (2003: £96 million; 2002: £161 million). Included in total assets is the cost of investment in joint ventures of £58 million (2003: £60 million; 2002: £62 million), which includes £25 million (2003: £26 million; 2002: £24 million) in LexisNexis and £33 million (2003: £34 million; 2002: £38 million) relating to Reed Business.

     Turnover is analysed before the £94 million (2003: £81 million; 2002: £74 million) share of joint ventures’ turnover, of which £19 million (2003: £20 million; 2002: £17 million) relates to LexisNexis, principally to Giuffrè, and £75 million (2003: £61 million; 2002: £57 million) relates to Reed Business, principally to exhibition joint ventures. Share of operating profit in joint ventures of £22 million (2003: £16 million; 2002: £17 million) comprises £4 million (2003: £5 million; 2002: £5 million) relating to LexisNexis and £18 million (2003: £11 million; 2002: £12 million) relating to Reed Business.

     Adjusted operating profit is derived from operating profit as follows:

	2004	2003	2002
	£m	£m	£m
Operating profit including joint ventures	697	661	507
Adjustments:
Amortisation of goodwill and intangible assets (including joint ventures)	406	445	527
Exceptional items:
Reorganisation costs (see note 8)	18	23	42
Acquisition related costs (see note 8)	38	49	57

Adjusted operating profit	1,159	1,178	1,133

3. Segment analysis — (continued)

Analysis by geographical origin

	2004	2003	2002
	£m	£m	£m
Turnover
North America	2,656	2,822	3,158
United Kingdom	846	823	782
The Netherlands	503	502	419
Rest of Europe	545	541	456
Rest of world	262	237	205

Total	4,812	4,925	5,020

Operating profit
North America	238	225	142
United Kingdom	155	168	129
The Netherlands	181	162	153
Rest of Europe	83	73	55
Rest of world	40	33	28

Total	697	661	507

Adjusted operating profit
North America	571	603	616
United Kingdom	204	210	190
The Netherlands	200	189	169
Rest of Europe	140	136	119
Rest of world	44	40	39

Total	1,159	1,178	1,133

Total assets
North America	5,460	5,473	6,350
United Kingdom	905	1,223	1,092
The Netherlands	413	452	351
Rest of Europe	813	903	839
Rest of world	146	141	120

Total	7,737	8,192	8,752

Capital employed
North America	4,634	4,639	5,190
United Kingdom	473	432	481
The Netherlands	(42)	2	(22)
Rest of Europe	473	516	475
Rest of world	18	25	21

Total	5,556	5,614	6,145

Analysis by geographical market
Turnover
North America	2,779	2,921	3,152
United Kingdom	545	551	545
The Netherlands	202	207	207
Rest of Europe	725	695	611
Rest of world	561	551	505

Total	4,812	4,925	5,020

4. Cost of sales and operating expenses

	2004
	Before	Amortisation
	amortisation	of goodwill
	and exceptional	and intangible	Exceptional
	items	assets	items	Total
	£m	£m	£m	£m
Cost of sales
Continuing operations	1,714	—	—	1,714
Acquisitions	19	—	—	19

Total	1,733	—	—	1,733

Distribution and selling costs
Continuing operations	1,052	—	—	1,052
Acquisitions	13	—	—	13

	1,065	—	—	1,065

Administrative expenses
Continuing operations	868	381	37	1,286
Acquisitions	11	23	19	53

	879	404	56	1,339

Operating expenses
Continuing operations	1,920	381	37	2,338
Acquisitions	24	23	19	66

Total	1,944	404	56	2,404

	2003
	Before	Amortisation
	amortisation	of goodwill
	and exceptional	and intangible	Exceptional
	items	assets	items	Total
	£m	£m	£m	£m
Cost of sales
Continuing operations	1,764	—	—	1,764
Acquisitions	—	—	—	—

Total	1,764	—	—	1,764

Distribution and selling costs
Continuing operations	1,100	—	—	1,100
Acquisitions	—	—	—	—

	1,100	—	—	1,100

Administrative expenses
Continuing operations	902	442	72	1,416
Acquisitions	—	—	—	—

	902	442	72	1,416

Operating expenses
Continuing operations	2,002	442	72	2,516
Acquisitions	—	—	—	—

Total	2,002	442	72	2,516

4. Cost of sales and operating expenses — (continued)

	2002
	Before	Amortisation
	amortisation	of goodwill
	and exceptional	and intangible	Exceptional
	items	assets	items	Total
	£m	£m	£m	£m
Cost of sales
Continuing operations	1,794	—	—	1,794
Acquisitions	—	—	—	—

Total	1,794	—	—	1,794

Distribution and selling costs
Continuing operations	1,117	—	—	1,117
Acquisitions	—	—	—	—

	1,117	—	—	1,117

Administrative expenses
Continuing operations	996	524	99	1,619
Acquisitions	—	—	—	—

	996	524	99	1,619

Operating expenses
Continuing operations	2,113	524	99	2,736
Acquisitions	—	—	—	—

Total	2,113	524	99	2,736

5. Personnel

Number of people employed	At December 31,		Average during the year
	2004	2003	2004	2003	2002
Business segment
Elsevier	6,900	6,800	6,800	6,700	6,400
LexisNexis	13,200	12,800	12,900	13,100	13,300
Harcourt Education	5,400	5,300	5,300	5,400	5,800
Reed Business	10,100	10,100	10,100	10,400	11,300

Total	35,600	35,000	35,100	35,600	36,800

Geographical location
North America	20,000	19,600	19,800	20,200	21,300
United Kingdom	5,700	5,900	5,700	5,900	6,100
The Netherlands	2,600	2,700	2,600	2,700	2,800
Rest of Europe	4,100	3,900	4,000	3,900	3,800
Rest of world	3,200	2,900	3,000	2,900	2,800

Total	35,600	35,000	35,100	35,600	36,800

6. Pension schemes

     A number of pension schemes are operated around the world. The major schemes are of the defined benefit type with assets held in separate trustee administered funds. The two largest schemes, which cover the majority of employees, are in the UK and US. The main UK scheme was subject to a triennial valuation by Watson Wyatt Partners as at April 5, 2003. The main US scheme is valued annually and was subject to a valuation by Towers Perrin as at January 1, 2004.

     The principal valuation assumptions for the main UK scheme were:

Actuarial method	Projected unit method
Annual rate of return on investments	6.8%
Annual increase in total pensionable remuneration	4.5%
Annual increase in present and future pensions in payment	2.5%

     The principal valuation assumptions used for the US scheme were a rate of return on investments of 7.75%, increase in pensionable remuneration of 4.5%, and increase in present and future pensions in payment of 3.0%, applied under the projected unit method. Assessments for accounting purposes in respect of other funded schemes, including the Netherlands scheme, have been carried out by external qualified actuaries using prospective benefit methods. The principal valuation assumptions for the Netherlands scheme were a rate of return on investments of 6.2%, increase in pensionable remuneration of 2.5%, and increase in present and future pensions in payment of 2.5%.

     The actuarial values placed on scheme assets under SSAP24 as at their last valuation date were sufficient to cover 113%, 119%, and 90% of the benefits that had accrued to members of the main UK, US and Netherlands schemes respectively. Actuarial surpluses and deficits are spread as a level amount over the average remaining service lives of employees. The actuarial values of the schemes’ assets as at the valuation dates, excluding assets held in respect of members’ additional voluntary contributions, were £1,350 million, £287 million and £280 million in respect of the UK, US and Netherlands schemes respectively.

     The liabilities in respect of unfunded schemes have been determined by actuaries. As at December 31, 2004 £53 million (2003: £52 million) has been provided for within creditors.

     The net pension charge was £57 million (2003: £59 million; 2002: £59 million). Pension contributions made in the year amounted to £79 million (2003: £49 million; 2002: £47 million), including £11 million in respect of defined contribution schemes. The net SSAP24 charge on the main UK scheme comprises a regular cost of £23 million (2003: £23 million; 2002: £27 million), less amortisation of the net actuarial surplus of £13 million (2003: £13 million; 2002: £24 million). Based on the advice of the scheme actuaries, and with the agreement of the scheme trustees, employer contributions to the main UK scheme, with effect from January 1, 2004, will be made at a rate of 5% of pensionable salaries until the next triennial valuation in 2006. Employer contributions to the Netherlands scheme will be made at a rate of 9% of pensionable salaries for 2005. A prepayment of £115 million (2003: £115 million), representing the excess of the net pension credit to the profit and loss account since 1988 and the amounts funded to the main UK scheme, is included in debtors falling due after more than one year. Other prepayments of £22 million (2003: £nil) are included in debtors falling due within one year.

     Pension costs are accounted for in accordance with the UK accounting standard, SSAP24. The UK financial reporting standard, FRS17: Retirement Benefits, requires additional information to be disclosed based on methodologies set out in the standard which are different from those used under SSAP24 and by the scheme actuaries in determining funding arrangements.

     The assumed rates of return on scheme assets, the fair value of those assets and the present value of the scheme liabilities based on the methodologies and presentation prescribed by FRS 17 were as follows:

	Main UK Scheme		Aggregate of Schemes
	Assumed		Assumed
	rate of return		rate of return
2004	on assets	£m	on assets	£m

Equities	7.8%	1,075	7.9%	1,404
Bonds	4.6%	498	4.7%	713
Other	4.3%	72	4.4%	87

Total fair value of assets		1,645		2,204
Present value of scheme liabilities		(1,688)		(2,525)

Net deficit		(43)		(321)
Related deferred tax		13		109

Net pension liability		(30)		(212)

6. Pension schemes — (continued)

	Main UK Scheme		Aggregate of Schemes
	Assumed		Assumed
	rate of return		rate of return
2003	on assets	£m	on assets	£m

Equities	7.8%	1,050	8.0%	1,341
Bonds	4.8%	442	5.0%	639
Other	4.3%	38	4.6%	50

Total fair value of assets		1,530		2,030
Present value of scheme liabilities		(1,588)		(2,281)

Net deficit		(58)		(251)
Related deferred tax		17		84

Net pension liability		(41)		(167)

     At December 31, 2004, the aggregate net deficit in respect of the defined benefit schemes under FRS17 comprised £254 million (2003: £189 million) in respect of funded schemes and liabilities of £67 million (2003: £62 million) in respect of unfunded schemes, of which £53 million (2003: £52 million) is provided for within creditors under SSAP24.

     At December 31, 2002, for the aggregate of schemes, the fair value of equities, bonds and other assets, and the related assumed rates of return for those asset classes were £1,068 million, £670 million and £53 million and 9.0%, 4.9% and 3.8% respectively.

     The movement in the net FRS17 deficit before taxation during the year in respect of defined benefit schemes was as follows:

	Main UK	Aggregate of
	Scheme	Schemes
	£m	£m
Net deficit in schemes at beginning of the year	(58)	(251)
Movement in the year:
Total operating charge	(41)	(83)
Contributions	10	68
Finance income	17	12
Actuarial profit/ (loss)	29	(74)
Exchange translation differences	—	7

Net deficit in schemes at end of the year	(43)	(321)

     The principal assumptions made in valuing pension scheme liabilities for the purposes of FRS17 were:

	Main UK Scheme		Aggregate of Schemes
	2004	2003	2004	2003
Inflation	2.8%	2.8%	2.8%	2.9%
Rate of increase in salaries	4.8%	4.8%	4.4%	4.4%
Rate of increase in pensions in payment	2.8%	2.8%	2.8%	2.8%
Discount rate	5.4%	5.5%	5.4%	5.6%

     The combined profit and loss reserves as at December 31, 2004 of £337 million (2003: £497 million) would have been £66 million (2003: £285 million), had the accounting methodologies of FRS17 been applied.

6. Pension schemes — (continued)

     The operating charge, the amount credited to other finance income and recognised gains and losses in the financial year based on the methodologies been as follows:

	Main UK	Aggregate of
	Scheme	Schemes
2004	£m	£m

Charged to operating profit
Current service cost	(41)	(83)
Past service cost	—	—

Total operating charge	(41)	(83)

Credited to other finance income
Expected return on pension scheme assets	103	139
Interest on pension scheme liabilities	(86)	(127)

Net return	17	12

Amounts recognised in the statement of total recognised gains and losses
Actual return less expected return on pension scheme assets	57	66
Experience losses arising on the scheme liabilities	—	(18)
Changes in assumptions underlying the present value of the scheme liabilities	(28)	(122)

Actuarial gain/(loss)	29	(74)

	Main UK	Aggregate of
	Scheme	Schemes
2003	£m	£m

Charged to operating profit
Current service cost	(32)	(76)
Past service cost	—	11

Total operating charge	(32)	(65)

Credited to other finance income
Expected return on pension scheme assets	96	131
Interest on pension scheme liabilities	(73)	(114)

Net return	23	17

Amounts recognised in the statement of total recognised gains and losses
Actual return less expected return on pension scheme assets	125	153
Experience losses arising on the scheme liabilities	(57)	(96)
Changes in assumptions underlying the present value of the scheme liabilities	(169)	(170)

Actuarial loss	(101)	(113)

6. Pension schemes — (continued)

     The difference between the actual and expected returns on liabilities, and the total actuarial loss that would have been recognised under FRS17 in the statement of total recognised gain and losses, expressed as a percentage of scheme assets and liabilities as appropriate, were as follows:

	Main UK Scheme			Aggregate of Schemes
	2004	2003	2002	2004	2003	2002
Actual return less expected return on scheme assets, as a percentage of scheme assets	3%	8%	(19%)	3%	8%	(20%)
Experience losses arising on scheme liabilities, as a percentage of the present value of scheme liabilities	—	4%	2%	1%	4%	1%
Total actuarial (gain)/loss that would have been recognised in the statement of total recognised gains and losses, as a percentage of the present value of the scheme liabilities	(2%)	6%	14%	3%	5%	17%

7. Operating profit

     Operating profit is stated after the following:

	2004	2003	2002
	£m	£m	£m
Hire of plant and machinery	9	9	12
Other operating lease rentals	96	94	87
Depreciation (including £8m (2003: £7 million; 2002: £6 million) in respect of assets held under finance leases)	126	134	136
Amortisation of goodwill and intangible assets	404	442	524
Amortisation of goodwill and intangible assets in joint ventures	2	3	3

Total amortisation	406	445	527

Staff costs
Wages and salaries	1,227	1,255	1,277
Social security costs	130	136	127
Pensions (see note 6)	57	59	59

Total staff costs	1,414	1,450	1,463

Auditors’ remuneration
For audit services	3.0	2.5	2.3
For non audit services	1.2	2.1	3.6

     Auditors’ remuneration for non audit services comprises £0.4 million (2003: £0.8 million; 2002: £0.2 million) for audit related services, £0.2 million (2003: £0.6 million; 2002: £1.4 million) for due diligence and other transaction related services, £0.6 million (2003: £0.6 million; 2002: £0.7 million) for tax compliance and advisory work, and £nil (2003: £0.1 million; 2002: £0.8 million) for other non audit services. Included in auditors’ remuneration for non audit services is £0.1 million (2003: £0.4 million; 2002: £0.7 million) paid to Deloitte & Touche LLP and its associates in the UK.

     Information on directors’ remuneration, share options, longer term incentive plans, pension contributions and entitlements is given in Item 6: Directors, Senior Management and Employees, see “— Compensation” on pages 41 to 46 and “— Share ownership” on pages 50 to 57.

8. Exceptional items

	2004	2003	2002
	£m	£m	£m
Reorganisation costs (i)	(18)	(23)	(42)
Acquisition related costs (ii)	(38)	(49)	(57)

Charged to operating profit	(56)	(72)	(99)
Net (loss)/profit on disposal of businesses and fixed assets (iii)	(3)	26	(12)

Exceptional charge before tax	(59)	(46)	(111)
Net tax credit (iv)	13	84	122

Total exceptional (charge)/credit	(46)	38	11

(i)	Reorganisation costs in 2004 relate to employee severance actions taken in the year principally in Reed Business and Elsevier. Reorganisation costs in 2003 relate to employee severance, principally in the LexisNexis and Reed Business segments. Reorganisation costs in 2002 relate to employee severances, including the elimination of over 1,500 positions, principally in the LexisNexis and Reed Business segments.

(ii)	Acquisition related costs in 2004 include employee severance and other costs arising on the integration of Seisint, Saxon and other recent acquisitions. Acquisition related costs in 2003 include employee severance and property rationalisation costs arising on the further integration and rationalisation of Harcourt and other recent acquisitions. Acquisition related costs in 2002 relate to employee severance and property rationalisation costs arising on the integration and rationalisation of Harcourt and other recent acquisitions.

(iii)	The net loss on disposal of businesses and fixed assets in 2004 relates to minor disposals. The net profit on disposal of businesses and fixed assets in 2003 relates principally to a profit on sale of LexisNexis Document Solutions less losses on other disposals and on fixed asset investments. The net loss on disposal of businesses and fixed assets in 2002 relates to the sale and closure of businesses in the Reed Business segment, partly offset by a net gain on disposal of fixed asset investments, comprising a £21 million profit on sale of investments acquired on the acquisition of Harcourt General, Inc., less a £17 million loss on other fixed asset investments.

(iv)	The net tax credit in 2004 arises principally in respect of tax relief related to restructuring and acquisition integration costs. The net tax credit in 2003 and 2002 arises principally in respect of prior year disposals and tax relief related to restructuring and acquisition integration costs.

     Cash flows in respect of exceptional items were as follows:

	2004	2003	2002
	£m	£m	£m
Reorganisation costs	(37)	(51)	(56)
Acquisition related costs	(30)	(47)	(63)

Exceptional operating cash outflow	(67)	(98)	(119)
Net proceeds from disposal of businesses and fixed assets	12	96	106

Exceptional cash outflow before tax	(55)	(2)	(13)
Exceptional tax cash inflow	31	36	20

Total exceptional cash (outflow)/inflow	(24)	34	7

9. Net interest expense

	2004	2003	2002
	£m	£m	£m
Interest receivable and similar income	16	18	24
Interest payable and similar charges
Promissory notes and bank loans	(41)	(46)	(76)
Other loans	(106)	(139)	(152)
Other interest and similar charges	(1)	(1)	(2)

Total	(132)	(168)	(206)

10. Tax on profit on ordinary activities

	2004	2003	2002
	£m	£m	£m
Current tax
United Kingdom	73	2	(6)
The Netherlands	52	58	62
Rest of world	60	57	(14)

Total current tax	185	117	42
Deferred tax
Origination and reversal of timing differences	65	60	58

Sub-total	250	177	100
Share of tax attributable to joint ventures	7	6	7

Total	257	183	107

     A reconciliation of the notional current tax charge based on average standard rates of tax (weighted in proportion to accounting profits) to the actual current tax charge is set out below:

	2004	2003	2002
	£m	£m	£m
Profit on ordinary activities before tax	562	519	289

Tax at average standard rates	167	152	79
Net impact of amortisation of goodwill and intangible assets	97	108	109
Prior year disposals	—	(76)	(100)
Permanent differences and other items	(14)	(7)	12
Origination and reversal of timing differences	(65)	(60)	(58)

Current tax charge	185	117	42

11. Equity dividends paid and proposed

	2004	2003	2002
	£m	£m	£m
Reed Elsevier PLC	163	152	143
Reed Elsevier NV	167	152	139

Total	330	304	282

     Dividends comprise a total dividend for Reed Elsevier PLC of 13.0p (2003: 12.0p; 2002: 11.2p) per ordinary share and a total dividend for Reed Elsevier NV of €0.33 (2003: €0.30; 2002: €0.30) per ordinary share.

     Dividends paid to Reed Elsevier PLC and Reed Elsevier NV shareholders are equalised at the gross level inclusive of the UK tax credit of 10% received by certain Reed Elsevier PLC shareholders.

12. Cash flow statement

	2004	2003	2002
	£m	£m	£m
Reconciliation of operating profit to net cash inflow from operating activities
Operating profit (before joint ventures)	675	645	490
Exceptional charges to operating profit (see note 8)	56	72	99

Operating profit before exceptional items	731	717	589

Amortisation of goodwill and intangible assets	404	442	524
Depreciation	126	134	136

Total non cash items	530	576	660

Increase in inventories and pre-publication costs	(39)	(51)	(51)
Increase in debtors	(66)	(112)	(12)
Increase/(decrease) in creditors	65	33	(32)

Movement in working capital	(40)	(130)	(95)

Net cash inflow from operating activities before exceptional items	1,221	1,163	1,154
Payments relating to exceptional items charged to operating profit (see note 8)	(67)	(98)	(119)

Net cash inflow from operating activities	1,154	1,065	1,035

	2004	2003	2002
	£m	£m	£m
Acquisitions
Purchase of businesses (see note 13)	(640)	(223)	(90)
Payment of non operating liabilities assumed on acquisition of Harcourt	(3)	(23)	(76)
Deferred consideration of prior year acquisitions	(4)	(12)	(18)

Total	(647)	(258)	(184)

	2004	2003	2002
	£m	£m	£m
Financing
Net movement in promissory notes and bank loans	(162)	(46)	(74)
Repayment of other loans	(3)	(118)	(173)
Issuance of other loans	102	94	162
Repayment of finance leases	(19)	(12)	(10)

	(82)	(82)	(95)
Issue of ordinary shares	21	14	30
Purchase of treasury shares	(29)	(18)	(4)

Total	(90)	(86)	(69)

     The issuance of other loans relates to term debt raised by a subsidiary of Elsevier Reed Finance BV.

     The repayment of other loans in 2003 relates primarily to the maturity of a $125 million Private Placement and the redemption of subordinated debentures with a nominal value of $39 million. The repayment of other loans in 2002 relates to $150 million of Public Notes which matured in the year and the repurchase of Public Notes with a nominal value of $110 million.

12. Cash flow statement — (continued)

		Short term
	Cash	investments	Borrowings	Total
	£m	£m	£m	£m
Reconciliation of net borrowings
Net borrowings at December 31, 2002	169	401	(3,302)	(2,732)

Decrease in cash	(105)	—	—	(105)
Increase in short term investments	—	165	—	165
Decrease in borrowings	—	—	82	82

Change in net borrowings resulting from cash flows	(105)	165	82	142

Borrowings in acquired businesses	—	—	(9)	(9)
Inception of finance leases	—	—	(13)	(13)
Exchange translation differences	4	4	232	240

Net borrowings at December 31, 2003	68	570	(3,010)	(2,372)

Decrease in cash	(1)	—	—	(1)
Decrease in short term investments	—	(402)	—	(402)
Decrease in borrowings	—	—	82	82

Change in net borrowings resulting from cash flows	(1)	(402)	82	(321)

Borrowings in acquired businesses	—	—	(2)	(2)
Inception of finance leases	—	—	(11)	(11)
Exchange translation differences	(1)	(9)	184	174

Net borrowings at December 31, 2004	66	159	(2,757)	(2,532)

     Net borrowings comprise cash and short term investments, loan capital, finance leases, promissory notes and bank and other loans and are analysed further in notes 20 to 23 and 28.

13. Acquisitions

Acquisitions in 2004

     During the year a number of acquisitions were made for a total consideration to £647 million, including £7 million deferred to future years and after taking account of cash acquired of £17 million. The most significant acquisitions were Seisint Inc., a leading risk management business in the United States, for £414 million on September 1, 2004, and Saxon Publishers, a supplemental educational publishing business in the United States, for £117 million on June 30, 2004.

     The net assets of the businesses acquired are incorporated at their fair value to the combined businesses. The fair values of the consideration given and the assets and liabilities acquired are summarised below:

	Book value	Fair value
	on acquisition	adjustments	Fair value
	£m	£m	£m
Goodwill	—	277	277
Intangible fixed assets	3	307	310
Tangible fixed assets	14	—	14
Investments	5	—	5
Current assets	44	—	44
Current liabilities	(25)	—	(25)
Deferred tax	—	24	24
Borrowings	(2)	—	(2)

Net assets acquired	39	608	647

Consideration (after taking account of £17 million cash acquired)			647
Less: deferred to future years			(7)

Net cash flow			640

13. Acquisitions — (continued)

     The fair value adjustments in relation to the acquisitions made in 2004 relate principally to the valuation of publishing rights and titles, editorial content, technology and other intangible assets. Goodwill represents the excess of the consideration over the net tangible and intangible assets acquired. The businesses acquired in 2004 contributed £61 million to turnover, £24 million loss to operating profit, including amortisation of goodwill and intangible assets of £24 million and exceptional items of £18 million, and £31 million to net cash inflow from operating activities for the part year under Reed Elsevier ownership.

Acquisitions in 2003

     During the year ended December 31, 2003 a number of acquisitions were made for a total consideration amounting to £226 million, including £3 million deferred to future years and after taking account of net cash acquired of £9 million. The most significant acquisitions were the Holtzbrinck STM business in Germany, and, in the US, Applied Discovery Inc. and the public records business of Dolan Media Company.

Acquisitions in 2002

     In the year ended December 31, 2002 a number of acquisitions were made for a total consideration amounting to £99 million, after taking account of net cash acquired of £4 million. The most significant were MBO Verlag and Quicklaw Inc., both included within LexisNexis.

14. Goodwill and intangible assets

		Intangible
	Goodwill	assets	Total
	£m	£m	£m
Cost
At January 1, 2004	4,250	4,091	8,341
Acquisitions	277	310	587
Disposal of businesses	(5)	(13)	(18)
Exchange translation differences	(260)	(236)	(496)

At December 31, 2004	4,262	4,152	8,414

Accumulated amortisation
At January 1, 2004	1,813	1,375	3,188
Disposal of businesses	(5)	(13)	(18)
Charge for the year	204	200	404
Exchange translation differences	(99)	(67)	(166)

At December 31, 2004	1,913	1,495	3,408

Net book amount
At January 1, 2004	2,437	2,716	5,153
At December 31, 2004	2,349	2,657	5,006

     At December 31, 2004, the weighted average remaining estimated useful life of goodwill and intangible assets was 23 years (2003: 24 years).

15. Tangible fixed assets

		Computer
		systems,
	Land and	plant and
	buildings	equipment	Total
	£m	£m	£m
Cost
At January 1, 2004	185	1,085	1,270
Acquisitions	7	12	19
Capital expenditure	14	189	203
Disposals	(13)	(88)	(101)
Exchange translation differences	(11)	(60)	(71)

At December 31, 2004	182	1,138	1,320

Accumulated depreciation
At January 1, 2004	72	716	788
Acquisitions	1	4	5
Disposals/write off on acquisitions	(3)	(70)	(73)
Charge for the year	7	119	126
Exchange translation differences	(5)	(40)	(45)

At December 31, 2004	72	729	801

Net book amount
At January 1, 2004	113	369	482
At December 31, 2004	110	409	519

     At December 31, 2004 and 2003, all assets were included at cost. No depreciation was provided on freehold land. The net book amount of tangible fixed assets includes £19 million (2003: £29 million) in respect of assets held under finance leases.

16. Fixed asset investments

	Investments
	in joint	Other
	ventures	investments	Total
	£m	£m	£m
At January 1, 2004	60	41	101
Share of attributable profit	17	—	17
Amortisation of goodwill and intangible assets	(2)	—	(2)
Dividends received from joint ventures	(17)	—	(17)
Additions	—	13	13
Disposals	—	5	5
Provided	—	(5)	(5)
Exchange translation differences	—	(4)	(4)

At December 31, 2004	58	50	108

     The principal joint venture at December 31, 2004 is Giuffrè (an Italian legal publisher in which Reed Elsevier has a 40% shareholding).

     The cost and net book amount of goodwill and intangible assets in joint ventures were £37 million and £17 million respectively (2003: £37 million and £19 million).

17. Inventories and pre-publication costs

	2004	2003
	£m	£m
Raw materials	12	13
Pre-publication costs	340	322
Finished goods	189	191

Total	541	526

18. Debtors — amounts falling due within one year

	2004	2003
	£m	£m
Trade debtors	901	852
Other debtors	68	85
Prepayments and accrued income	129	107

Total	1,098	1,044

19. Debtors — amounts falling due after more than one year

	2004	2003
	£m	£m
Trade debtors	4	8
Pension prepayment (see note 6)	115	115
Prepayments, accrued income and other debtors	23	30
Deferred taxation assets (see note 25)	97	96

Total	239	249

20. Cash and short term investments

	2004	2003
	£m	£m
Cash at bank and in hand	66	68
Short term investments	159	570

Total	225	638

     Short term investments include deposits of under one year if the maturity or notice period exceeds 24 hours, commercial paper investments and interest bearing securities that can be realised without significant loss at short notice.

21. Creditors: amounts falling due within one year

	2004	2003
	£m	£m
Borrowings
Promissory notes and bank loans	965	1,180
Other loans	78	2
Obligations under finance leases (see note 24)	8	16

	1,051	1,198
Trade creditors	232	228
Other creditors	141	144
Taxation	299	323
Proposed dividends	248	226
Accruals and deferred income	1,386	1,355

Total	3,357	3,474

22. Creditors: amounts falling due after more than one year

	2004	2003
	£m	£m
Borrowings
Loans repayable:
Within one to two years	317	84
Within two to five years	680	1,067
After five years	701	654
Obligations under finance leases (see note 24)	8	7

	1,706	1,812
Other creditors	5	9
Taxation	198	229
Accruals and deferred income	62	55

Total	1,971	2,105

23. Financial instruments

     Financial instruments are used to finance the Reed Elsevier business and to hedge transactions. Reed Elsevier’s businesses do not enter into speculative transactions. The main risks faced by Reed Elsevier are liquidity risk, interest rate risk and foreign currency risk. Details of the objectives, policies and strategies pursued by Reed Elsevier in relation to financial instruments are set out on page 35 of Item 5: Operating and Financial Review and Prospects; Liquidity and Capital Resources Reed — Elsevier.

     For the purpose of the disclosures which follow in this note, short term debtors and creditors have been excluded, as permitted under FRS13: Derivatives and Other Financial Instruments.

Currency and interest rate profile of financial liabilities

     The currency and interest rate profile of the aggregate financial liabilities of £2,808 million (2003: £3,074 million), after taking account of interest rate and currency derivatives, is set out below:

			Fixed rate financial
			liabilities
	Floating rate	Fixed rate		Weighted
	financial	financial	Weighted	average
	liabilities	liabilities	average	term
	£m	£m	interest rate	(years)
2004
US dollar	682	1,579	5.2%	4.2
Sterling	1	—	—	—
Euro	344	146	5.6%	1.9
Other currencies	56	—	—	—

Total	1,083	1,725	5.2%	4.1

			Fixed rate financial
			liabilities
	Floating rate	Fixed rate		Weighted
	financial	financial	Weighted	average
	liabilities	liabilities	average	term
	£m	£m	interest rate	(years)
2003
US dollar	674	1,789	6.3%	6.0
Sterling	5	—	—	—
Euro	380	156	5.4%	2.8
Other currencies	70	—	—	—

Total	1,129	1,945	6.3%	5.8

     Included within fixed rate financial liabilities as at December 31, 2004 are £78 million (2003: £nil) of US dollar term debt and £382 million (2003: £421 million) of interest rate swaps and options denominated principally in US dollars that mature within one year.

23. Financial instruments — (continued)

Currency and interest rate profile of financial assets

     The currency and interest rate profile of the aggregate financial assets of £289 million (2003: £702 million), after taking account of interest rate swaps, is set out below:

	2004		2003
	Interest	Non interest	Interest	Non interest
	bearing	bearing	bearing	bearing
	financial	financial	financial	financial
	assets	assets	assets	assets
	£m	£m	£m	£m
US dollar	67	49	88	54
Sterling	42	5	326	—
Euro	79	3	192	6
Other currencies.	37	7	32	4

Total	225	64	638	64

     At December 31, 2004, there were interest rate swaps in place with a principal amount totalling £100 million (2003: £100 million) and interest rate floors in place with a principal amount totalling £nil (2003: £50 million) denominated in sterling that mature within one year.

     Floating rate interest rates payable on US commercial paper are based on US dollar commercial paper rates. Other floating rate financial assets and liabilities bear interest by reference to LIBOR or other national LIBOR equivalent interest rates. Included within non interest bearing financial assets are £50 million (2003: £41 million) of investments denominated principally in sterling and US dollars which have no maturity date.

Forward starting interest rate derivatives

     At December 31, 2004, agreements totalling £1,022 million (2003: £653 million) were in place to enter into interest rate swaps at future dates. Of these, individual swap agreements totalling £907 million (2003: £449 million) were to fix the interest expense on US dollar borrowings commencing in 2005 and 2006 for periods of up to 42 months, at a weighted average interest rate of 3.9%. A further £115 million (2003: £104 million) of interest rate swap agreement starting in 2005 was to swap US dollar fixed rate debt issues, to be drawn down in 2005, to floating rate debt for periods of 10 years and 12 years. There were no forward starting agreements in place to fix the interest income on sterling short term investments (2003: £100 million).

     At December 31, 2004, forward rate agreements totalling £130 million (2003: £253 million) were in place. All of these agreements were to fix the interest expense on short term US dollar borrowings commencing in 2006 for periods of three months only, at a weighted average interest rate of 2.7%.

Maturity profile of financial liabilities

     The maturity profile of financial liabilities at December 31, comprised:

	2004	2003
	£m	£m
Repayable:
Within one year	1,051	1,198
Within one to two years	341	107
Within two to five years	701	1,099
After five years	715	670

Total	2,808	3,074

23. Financial instruments — (continued)

     Financial liabilities repayable within one year include US commercial paper and euro commercial paper. Short term borrowings are supported by committed facilities and by centrally managed cash and short term investments. As at December 31, 2004, a total of £1,555 million (2003: £1,684 million) of committed facilities was available, of which £41 million (2003: £51 million) was drawn and is included in financial liabilities repayable within one year. Of the total committed facilities, £389 million (2003: £421 million) matures within one year, £1,166 million (2003: £nil) within three to four years and £nil (2003: £1,263 million) within four to five years. Secured borrowings under finance leases were £16 million (2003: £23 million).

Currency exposure

     The business policy is to hedge all significant transaction exposures on monetary assets and liabilities fully and consequently there are no material currency exposures that would give rise to gains and losses in the profit and loss account in the functional currencies of the operating units.

Fair values of financial assets and liabilities

     The notional amount, book value and fair value of financial instruments are as follows:

	2004			2003
	Notional	Book		Notional	Book
	amount	value	Fair value	amount	value	Fair value
	£m	£m	£m	£m	£m	£m
Primary financial instruments held or issued to finance operations
Investments		50	50		41	41
Cash		66	66		68	68
Short term investments		159	159		570	570
Other financial assets		14	14		23	23
Short term borrowings and current portion of long term borrowings		(1,051)	(1,052)		(1,198)	(1,197)
Long term borrowings		(1,706)	(1,744)		(1,812)	(1,903)
Other financial liabilities		(11)	(11)		(13)	(13)
Provisions		(40)	(40)		(51)	(51)

		(2,519)	(2,558)		(2,372)	(2,462)

Derivative financial instruments held to manage interest rate and currency exposure
Interest rate swaps	2,072	(6)	(32)	1,405	(7)	(54)
Interest rate options	259	(1)	(11)	618	(4)	(33)
Interest rate floors		—	—	50	—	—
Forward rate agreements	130	—	—	253	—	—
Forward foreign exchange contracts	380	—	2	52	—	5

	2,841	(7)	(41)	2,378	(11)	(82)

Total financial instruments	2,841	(2,526)	(2,599)	2,378	(2,383)	(2,544)

     The amounts shown as the book value of derivative financial instruments represent accruals or deferred income arising from these financial instruments. The fair value of long term debt has been based on current market rates offered to Reed Elsevier for debt of the same remaining maturities. The fair values for interest rate swaps, interest rate options and forward rate agreements represent the replacement cost calculated using market rates of interest at December 31, 2004 and 2003. The fair values of all other items have been calculated by discounting expected future cash flows at market rates.

23. Financial instruments — (continued)

Hedges

     The unrecognised and deferred gains and losses on financial instruments used for hedging purposes as at December 31, 2004, and before taking into account gains and losses arising in the year and included in the profit and loss account, are as follows:

	Unrecognised		Deferred
	Gains	Losses	Gains	Losses
	£m	£m	£m	£m
On hedges at January 1, 2004	7	(78)	69	(25)
Arising in previous years included in 2004 profit and loss account	(4)	35	(44)	14

Arising in previous years not included in 2004 profit and loss account	3	(43)	25	(11)
Arising in 2004 not included in 2004 profit and loss account	3	3	35	(6)

On hedges at December 31, 2004	6	(40)	60	(17)

Of which:
Expected to be included in 2005 profit and loss account	3	(26)	39	(12)
Expected to be included in 2006 profit and loss account or later	3	(14)	21	(5)

24. Obligations under leases

     Future finance lease obligations are:

	2004	2003
	£m	£m
Repayable:
Within one year	9	17
Within one to two years	6	4
Within two to five years	2	4
Less: interest charges allocated to future periods	(1)	(2)

Total	16	23

Obligations falling due within one year (see note 21)	8	16
Obligations falling due after more than one year (see note 22)	8	7

Total	16	23

     Annual commitments under operating leases are:

	2004	2003
	£m	£m
On leases expiring:
Within one year	7	9
Within two to five years	45	38
After five years	53	59

Total	105	106

     Of the above annual commitments, £97 million relates to land and buildings (2003: £100 million) and £8 million to other leases (2003: £6 million).

25. Provisions for liabilities and charges

	Deferred	Property
	taxation	lease
	liabilities	obligations	Total
	£m	£m	£m
At January 1, 2004	93	75	168
Transfers	(31)	—	(31)
Provided	24	—	24
Utilised	(5)	(19)	(24)
Exchange translation differences	(5)	(4)	(9)

At December 31, 2004	76	52	128

     The provision for property lease obligations relates to estimated sub-lease shortfalls and guarantees given by Harcourt General, Inc in favour of a former subsidiary for certain property leases for various periods up to 2016.

     Deferred taxation comprises:

	2004	2003
	£m	£m
Deferred taxation liabilities
Excess of tax allowances over related amortisation	46	45
Pension prepayment	28	32
Short term timing differences	2	16

	76	93

Deferred taxation assets (see note 19)
Excess of amortisation over related tax allowances	(9)	(9)
Short term timing differences	(29)	(69)
Tax losses carried forward	(59)	(18)

	(97)	(96)

Net deferred tax asset	(21)	(3)

Net deferred tax asset at January 1,	(3)	(69)
Acquisitions	(24)	—
Transfers	(62)	3
Deferred tax charge in profit and loss account (see note 10)	65	60
Exchange translation differences	3	3

Net deferred tax asset at December 31,	(21)	(3)

26. Contingent liabilities

     There are contingent liabilities amounting to £57 million (2003: £77 million) in respect of property lease guarantees given by Harcourt General, Inc. in favour of a former subsidiary (see note 25).

27. Combined shareholders’ funds

		Combined
	Combined	share	Combined
	share	premium	shares held in	Combined
	capitals	accounts	treasury	reserves	Total
	£m	£m	£m	£m	£m
At January 1, 2002	184	1,629	(18)	1,104	2,899
Profit attributable to parent companies’ shareholders	—	—	—	181	181
Equity dividends paid and proposed	—	—	—	(282)	(282)
Issue of ordinary shares, net of expenses	1	29	—	—	30
Increase in shares held in treasury	—	—	(1)	—	(1)
Exchange translation differences	2	50	—	(239)	(187)

At January 1, 2003	187	1,708	(19)	764	2,640
Profit attributable to parent companies’ shareholders	—	—	—	334	334
Equity dividends paid and proposed	—	—	—	(304)	(304)
Issue of ordinary shares, net of expenses	1	13	—	—	14
Increase in shares held in treasury	—	—	(18)	—	(18)
Exchange translation differences	2	63	—	(297)	(232)

At January 1, 2004	190	1,784	(37)	497	2,434
Profit attributable to parent companies’ shareholders	—	—	—	303	303
Equity dividends paid and proposed	—	—	—	(330)	(330)
Issue of ordinary shares, net of expenses	1	20	—	—	21
Increase in shares held in treasury	—	—	(29)	—	(29)
Increase in conditional share reserve	—	—	—	11	11
Exchange translation differences	—	1	—	(144)	(143)

At December 31, 2004	191	1,805	(66)	337	2,267

     Combined share capital excludes the shares of Reed Elsevier NV held by Reed Elsevier PLC.

     Combined reserves include a £4 million (2003: £4 million) capital redemption reserve following the redemption of non equity shares in Reed Elsevier PLC in 1999.

     At December 31, 2004, shares held in treasury related to the 8,313,746 (2003: 6,383,333) Reed Elsevier PLC ordinary shares and 3,708,599 (2003: 1,327,777) Reed Elsevier NV ordinary shares held by the Reed Elsevier Group plc Employee Benefit Trust (“EBT”). The aggregate market value of these shares at December 31, 2004 was £66 million (2003: £39 million). The EBT purchases Reed Elsevier PLC and Reed Elsevier NV shares which, at the trustees’ discretion, can be used in respect of the exercise of share options and to meet commitments under conditional share awards.

28. US accounting information

Summary of the principal differences between UK GAAP and US GAAP

     The combined financial statements are prepared in accordance with UK GAAP, which differs in certain significant respects from US GAAP. The principal differences that affect net income and combined shareholders’ funds are shown and explained below.

Effects on net income of material differences between UK GAAP and US GAAP

			2004	2003	2002
	Note		£m	£m	£m
Net income under UK GAAP			303	334	181
US GAAP adjustments:
Goodwill and intangible assets	(i	)	154	173	276
Deferred taxation	(ii	)	(3)	(40)	(50)
Pensions	(iii	)	(30)	75	56
Stock based compensation	(iv	)	(7)	7	—
Derivative instruments	(v	)	32	41	(45)

Net income under US GAAP			449	590	418

Effects on combined shareholders’ funds of material differences between UK GAAP and US GAAP

			2004	2003
	Note		£m	£m
Combined shareholders’ funds under UK GAAP			2,267	2,434
US GAAP adjustments:
Goodwill and intangible assets	(i	)	1,593	1,461
Deferred taxation	(ii	)	(822)	(828)
Pensions	(iii	)	77	185
Derivative instruments	(v	)	12	(69)
Available for sale investments	(vi	)	—	3
Equity dividends	(vii	)	248	226
Other items			(2)	(2)

Combined shareholders’ funds under US GAAP			3,373	3,410

     Net income and combined shareholders’ funds under US GAAP have been restated to reflect a reclassification from intangible assets to goodwill of amounts arising under US GAAP in relation to deferred taxation, and a consequential adjustment to amortisation. Net income and combined shareholders’ funds under US GAAP in 2003 are higher than previously reported by £52 million and £107 million respectively, and net income under US GAAP in 2002 is £53 million higher.

Cash flow information

     Cash flows under UK GAAP in respect of taxation, returns on investment, dividends received from joint ventures and servicing of finance would be included within operating activities under SFAS95. Under SFAS95 cash is aggregated for cash flow statements with cash equivalents, being short term investments with original maturities of three months or less.

     Under US GAAP, the following amounts would be reported:

	2004	2003	2002
	£m	£m	£m
Net cash provided by operating activities (including joint ventures)	832	756	709
Net cash used in investing activities	(836)	(318)	(240)
Net cash used in financing activities	(399)	(378)	(342)

Net (decrease)/increase in cash and cash equivalents	(403)	60	127

Reconciliation of cash and cash equivalents:
Cash under UK GAAP	66	68	169
Current asset investments with original maturity within 3 months	159	570	401

Cash and cash equivalents under US GAAP	225	638	570

28. US accounting information — (continued)

(i) Goodwill and intangible assets

     Under UK GAAP, acquired goodwill and intangible assets are capitalised and amortised systematically over their estimated useful lives up to a maximum of 40 years, subject to impairment review.

     Under US GAAP, acquired goodwill and intangible assets are accounted for in accordance with SFAS141: Business Combinations and SFAS142: Goodwill and Other Intangible Assets. In accordance with these SFASs, goodwill and intangible assets with indefinite lives are not amortised and are subject to at least annual impairment review, with effect from January 1, 2002, except in respect of acquisitions made after July 1, 2001, for which the effective date under the transitional provisions was July 1, 2001. Other intangible assets with definite lives are amortised over periods up to 40 years, subject to annual impairment review under SFAS 144: Accounting for the Impairment or Disposal of Long-Lived Assets.

     Under US GAAP, as at December 31, 2004, the carrying value of goodwill is £3,958 million (2003: £3,872 million), the gross cost of intangible assets other than goodwill is £4,153 million (2003: £4,090 million) and the accumulated amortisation of intangible assets is £1,497 million (2003: £1,332 million). Goodwill and intangible assets have been restated to reflect a reclassification from intangible assets to goodwill of amounts arising under US GAAP in relation to deferred tax liabilities recognised under US GAAP in respect of acquired intangible assets for which amortisation is not tax deductible. A consequential adjustment has been made to amortisation because goodwill is not amortised under US GAAP. The carrying value of goodwill at December 31, 2003 is higher than previously reported by £827 million, and the cost and accumulated amortisation of intangible assets at December 31, 2003 are lower than previously reported by £910 million and £190 million respectively.

(ii) Deferred taxation

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

(iii) Pensions

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

     Under UK GAAP, pension plan assets and liabilities are based on the results of the latest actuarial valuation. Pension assets are valued at the discounted present value determined by expected future income. Liabilities are discounted using the expected rate of return on plan assets. Under US GAAP, plan assets are valued by reference to market-related values at the date of the financial statements. Liabilities are assessed using the rate of return obtainable on fixed or inflation-linked bonds. US GAAP also requires a liability, the minimum pension liability, to be recognised that is at least equal to the unfunded benefit obligation (ignoring projected future salary increases) and an intangible asset to be recognised that is equal to the unrecognised prior service cost. Changes in the additional minimum pension liability and intangible asset balances are recognised as other comprehensive income, a component of shareholders’ equity.

(iv) Stock based compensation

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

     Also under US GAAP, SFAS123: Accounting for Stock Based Compensation establishes a fair value based method of computing compensation cost. It encourages the application of this method in the profit and loss account but, where APB25 is applied, the pro forma effect on net income must be disclosed.

     The disclosure only provisions of SFAS123, as amended by SFAS148: Accounting for Stock Based Compensation —Transition and Disclosure, have been adopted. The following table illustrates the effect on net income under US GAAP if the combined businesses had applied the fair value recognition provisions of SFAS123 to stock based compensation.

	2004	2003	2002
	£m	£m	£m
Net income under US GAAP as reported	449	590	418
Reverse stock based compensation expense/(credit) determined under APB25	18	(7)	—
Stock based compensation expense determined under SFAS123	(57)	(36)	(36)

Pro forma net income under US GAAP	410	547	382

28. US accounting information — (continued)

     Further disclosures regarding share option schemes, and the per share disclosures required by SFAS 123, are presented in notes 18 and 21 of the Reed Elsevier PLC consolidated financial statements and in notes 16 and 20 of the Reed Elsevier NV financial statements.

(v) Derivative instruments

     Under US GAAP, SFAS133: Accounting for Derivative Instruments and Hedging Activities requires all derivative instruments to be carried at fair value on the balance sheet. Changes in fair value are accounted for through the profit and loss account or comprehensive income statement, depending on the derivative’s designation and effectiveness as a hedging instrument.

     Derivative instruments used by Reed Elsevier as fair value hedges are designated as qualifying hedge instruments under SFAS133. Under UK GAAP, derivative instruments intended as hedges are recorded at appropriate historical cost amounts, with fair values shown as a disclosure item. The fixed rate loans which are swapped to floating rate and subject to this hedging treatment are set out on page F-43. Amounts are only recorded in US GAAP net income in relation to these instruments to the extent the hedges are not fully effective, and there is therefore no difference to amounts recorded under UK GAAP in relation to these derivative instruments.

     In addition, certain forward exchange rate contracts have been designated as qualifying hedge instruments under SFAS133. Accordingly, the fair value of these instruments is recorded in the US GAAP balance sheet and, to the extent the hedges are effective, mark to market movements recorded in other comprehensive income. Under UK GAAP, to the extent they are effective hedges, such contracts are not recognised in the financial statements until the cashflow (which is being hedged) occurs. Other than in relation to these forward exchange contracts, other derivative instruments, which act as cashflow hedges, have not been designated as qualifying hedge instruments under SFAS133 and, accordingly, a charge to net income is recorded under US GAAP for the changes in the fair value of those derivative instruments. Under UK GAAP, derivative instruments intended as hedges are recorded at appropriate historical cost amounts, with fair values shown as a disclosure item. The amount charged /credited to net income under UK GAAP therefore differs from the amount under US GAAP in relation to these instruments to the extent there are changes in their fair values.

     SFAS133 was effective from January 1, 2001 resulting in a cumulative transition adjustment of £1 million loss to US GAAP net income and £86 million loss in other comprehensive income in 2001, of which £66 million was charged to US GAAP net income in 2001, £7 million in 2002, £7 million in 2003 and £4 million in 2004.

(vi) Available for sale investments

     Under UK GAAP, fixed asset investments (excluding investments in joint ventures) are recorded at historical cost less provision for any impairment in value. Under US GAAP, investments in equity securities with readily determinable fair values are classified as available for sale and are reported at fair value, with unrealised gains or losses reported within shareholders’ funds.

(vii) Equity dividends

     Under UK GAAP, dividends are provided for in the year in respect of which they are proposed by the directors. Under US GAAP, such dividends would not be provided for until they are formally declared by the directors.

Presentation and classification differences

     In addition to the recognition and measurement differences between UK and US GAAP there are a number of differences in the manner in which amounts are presented and classified in the accounts. The principal presentation and classification differences are summarized below.

Pensions

     Under UK GAAP assets and liabilities relating to different plans are not offset in presentation. Under US GAAP, assets and liabilities of different plans are offset in presentation.

Exceptional items

     UK GAAP requires profit and losses in relation to the disposal of fixed assets to be shown separately on the face of the profit and loss account below operating profit. Under US GAAP such items are included in operating income. In addition, UK GAAP requires exceptional items within the combined businesses’ ordinary activities to be disclosed separately on the face of the profit and loss account due to their size or incidence. Under US GAAP these items do not qualify as extraordinary and are therefore not separately disclosed.

Debt issuance costs

     Under UK GAAP debt issuance costs are offset against the proceeds received. Under US GAAP debt issuance costs are recorded as a separate deferred cost.

28. US accounting information — (continued)

Short term obligations expected to be refinanced

     Under US GAAP, where it is expected to refinance short term obligations on a long term basis and this is supported by an ability to consummate the refinancing, such short term obligations should be excluded from current liabilities and shown as long term obligations. Under UK GAAP, such obligations can only be excluded from current liabilities where, additionally, the debt and facility are under a single agreement or course of dealing with the same lender or group of lenders. Short term obligations at December 31, 2004 of £1,043 million (2003: £1,182 million; 2002: £1,359 million) would be excluded from current liabilities under US GAAP and shown as long term obligations.

Recently issued accounting pronouncements

     FIN 46R: Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51 was issued in December 2003. FIN 46R requires that certain investments, previously accounted for on the equity basis, be consolidated to show the assets, liabilities and results of operations of that entity. FIN 46R deferred the effective date for public companies to the end of the first reporting period ending after March 15, 2004, except that all public companies must, at a minimum, apply the provisions of FIN 46R to entities that were previously considered “special-purpose entities” prior to the issuance of FIN 46R by the end of the first reporting period ending after December 15, 2003. The adoption of FIN 46R had no impact on the financial position, cash flows or results of operations of the combined business under US GAAP as at December 31, 2004.

     EITF 00-21: Accounting for Revenue Arrangements with Multiple Element Deliverables was finalised in November 2003. It provides guidance on how to account for arrangements that may involve multiple revenue-generating activities. The requirements of EITF 00-21 are applicable to financial periods beginning after June 15, 2003 and were therefore first applied to Reed Elsevier for any arrangements entered into from January 1, 2004. The adoption of EITF 00-21 had no effect on the financial position and results of operations of the combined businesses under US GAAP as at December 31, 2004.

     In December 2003, the Securities Exchange Commission (“SEC”) issued Staff Accounting Bulletin (“SAB”) No. 104, Revenue Recognition. SAB 104 updates existing interpretive guidance in order to make it consistent with current authoritative accounting and auditing guidance and SEC rules and regulations. Reed Elsevier’s accounting policies are consistent with the guidance of SAB 104.

     In December 2004, SFAS 123R, “Share-Based Payments” was issued. This statement eliminates the option to apply the intrinsic value measurement provisions of APB 25 to stock compensation awards issued to employees. SFAS 123R requires companies to measure the cost of employee services received in exchange for an award of equity instruments based on the fair value of the award at grant-date. That cost will be recognized over the period during which an employee is required to provide services in exchange for the award (usually the vesting period). SFAS 123R applies to all awards granted after the required effective date and to awards modified, repurchased, or cancelled after that date. The standard is effective for the first interim or annual reporting period that begins after June 15, 2005.

     Under a regulation adopted by the European Parliament, the Reed Elsevier combined financial statements and the financial statements of the two parent companies, Reed Elsevier PLC and Reed Elsevier NV, will be prepared in accordance with International Financial Reporting Standards (IFRS) with effect from the 2005 financial year. The adoption of IFRS requires changes in Reed Elsevier accounting policies in six major areas: goodwill and intangible assets; employee benefits; share based payments; financial instruments; deferred taxation; and dividends.

Comprehensive income information

     SFAS 130: Reporting Comprehensive Income, requires that all items that are required to be recognised as components of comprehensive income under US accounting standards are reported in a separate financial statement. Under US GAAP, comprehensive income for the year ended December 31, 2004 would be £262 million (2003: £296 million; 2002: £164 million). Comprehensive income under US GAAP comprises net income for the financial year, adjustments to the fair value of available for sale investments, pensions, derivative instruments, related deferred taxation and exchange translation differences. Comprehensive income under US GAAP reflects the restated net income under US GAAP described on F-34 and consequential adjustments to exchange translation differences.

     Under US GAAP, the following amounts would be reported:

	2004	2003	2002
	£m	£m	£m
Net income under US GAAP	449	590	418
Other comprehensive income:
Available for sale investments	(3)	(1)	(34)
Additional minimum pension liability	(82)	(48)	(39)
Derivative instruments	49	7	7
Deferred taxation	24	17	14
Exchange translation differences	(175)	(269)	(202)

Comprehensive income under US GAAP	262	296	164

28. US accounting information — (continued)

Goodwill and intangible assets

     As described in note 13, during 2004 a number of acquisitions were made for total consideration amounting to £647 million, after taking account of cash acquired of £17 million. Under US GAAP the goodwill arising on the acquisitions was £345 million and the intangible assets acquired were attributed a fair value of £310 million. These acquired intangible assets comprise publishing rights, subscriber bases, databases and other publishing content and contractual assets of £208 million and weighted average useful lives of 10 years; technology related assets of £76 million and weighted average useful lives of 8 years; and tradenames, trademarks, imprints and titles of £26 million and weighted average useful lives of 17 years. No significant residual value has been assumed for any of these intangible assets.

     The movements on the carrying value of goodwill under US GAAP can be analysed as follows:

			Harcourt	Reed
	Elsevier	LexisNexis	Education	Business	Total
	£m	£m	£m	£m	£m
Carrying value
At December 31, 2002	1,152	1,433	805	704	4,094
Acquisitions	11	84	6	18	119
Disposals	—	(23)	—	(6)	(29)
Exchange translation differences	(100)	(131)	(76)	(5)	(312)

At December 31, 2003	1,063	1,363	735	711	3,872
Acquisitions	1	307	37	—	345
Disposals	—	—	—	(5)	(5)
Exchange translation differences	(77)	(103)	(54)	(20)	(254)

At December 31, 2004	987	1,567	718	686	3,958

     At December 31, 2004, the carrying value of indefinite lived intangible assets other than goodwill not subject to amortisation under US GAAP, principally trade names, trade marks, imprints and titles, was £610 million (2003: £661 million; 2002: £736 million).

     Intangible assets subject to amortisation under US GAAP, principally publishing rights, journal subscriber bases, databases and other publishing content, can be analysed as follows:

	2004	2003
	£m	£m
Cost	3,543	3,429
Accumulated amortisation	(1,497)	(1,332)

Net book amount	2,046	2,097

     The amortisation charge for intangible assets under US GAAP for the year ended December 31, 2004 was £251 million (2003: £245 million; 2002: £250 million). The future annual amortisation charge under US GAAP in respect of the intangible assets reflected in the balance sheet as at December 31, 2004 is estimated to be £251 million in 2005 to £244 million in 2006, £226 million in 2007, £200 million in 2008 and £167 million in 2009 based on exchange rates at December 31, 2004.

Pensions — UK Scheme

     Reed Elsevier operates a number of pension schemes around the world. The major schemes are of a defined benefit type with assets held in separate trustee administered funds.

28. US accounting information — (continued)

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

     The trustees of the main UK scheme determine their investment strategy with regard to the liability profile of the scheme. The trustees have determined the following asset allocation guidelines in place as at December 31, 2004, which they believe provide an adequate balance between maximising the return on the assets and minimising the risk of failing to meet the liabilities over the long-term:

	Range	Midpoint
Equities	43-83%	63%
Bonds	15-49%	32%
Property	0-4%	2%
Cash	0-6%	3%

     Through the above asset allocation guidelines, the trustees of the main UK scheme aim to have a sufficiently diversified portfolio across the main asset classes. A statement of principles prepared by the trustees describes in more detail the trustees’ objectives and risk management considerations.

     The net pension cost/(credit) in respect of this scheme calculated in accordance with SFAS87 was as follows:

	2004	2003	2002
	£m	£m	£m
Service costs — benefits earned during the year	41	32	35
Interest cost on projected benefit obligations	86	73	72
Expected return on plan assets	(124)	(137)	(117)
Net amortisation/(deferral)	10	(48)	(43)

Net periodic pension cost/(credit)	13	(80)	(53)

     The following table sets forth the funded status under SFAS87 of the main UK scheme:

	2004		2003		2002
	%	£m	%	£m	%	£m
Equities	66%	1,075	69%	1,050	61%	825
Bonds	30%	498	29%	442	36%	487
Other	4%	72	2%	38	3%	45

Plan assets at fair value	100%	1,645	100%	1,530	100%	1,357
Projected benefit obligation		(1,688)		(1,588)		(1,305)

(Deficit)/surplus of plan assets		(43)		(58)		52
Unrecognised net actuarial loss		405		429		239
Unrecognised net transitional asset		(2)		(10)		(18)
Unrecognised prior service cost		10		12		20

Prepaid pension cost		370		373		293

	2004	2003	2002
	£m	£m	£m
Projected benefit obligation
Balance at January 1,	1,588	1,305	1,335
Service cost	41	32	35
Interest cost	86	73	72
Plan amendments	—	—	—
Actuarial loss/(gain)	28	226	(85)
Participants contributions	6	5	5
Disbursements	(61)	(53)	(57)

Balance at December 31,	1,688	1,588	1,305

Accumulated benefit obligation	1,609	1,513	1,263

28. US accounting information — (continued)

	2004	2003	2002
	£m	£m	£m
Fair value of assets
Balance at January 1	1,530	1,357	1,566
Actual return	160	221	(157)
Contributions	16	5	5
Disbursements	(61)	(53)	(57)

Balance at December 31	1,645	1,530	1,357

     The principal assumptions for US GAAP purposes were:

	At December 31,
	2004	2003	2002
Discount rate	5.40%	5.50%	5.70%
Salary increases	4.80%	4.80%	4.30%
Pension increases	2.80%	2.80%	2.30%
Investment return	6.70%	6.80%	7.30%

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

     Reed Elsevier expects to contribute £8 million to the main UK scheme in 2005. Over the next ten years the benefit payments expected to be paid out of this scheme are as follows:

£m
Expected future benefit payments
Financial year ending December 31, 2005	60
Financial year ending December 31, 2006	62
Financial year ending December 31, 2007	64
Financial year ending December 31, 2008	66
Financial year ending December 31, 2009	68
Financial years ending December 31, 2010 to December 31, 2014 in aggregate	370

Pensions — Aggregate of Schemes

     In addition to the main UK scheme, there are significant defined benefit schemes in the United States and in the Netherlands. The main US schemes covers substantially all of the US employees, with benefits being based on years of service and the employees’ compensation. The main Netherlands scheme covers the majority of employees in the Netherlands.

     The common funding objective of these schemes is to cover future pension liabilities, including expected future earnings and pension increases, in respect of service up to the balance sheet date.

     The individual investment policies include the following target asset allocations, however short term changes are made to the allocations where appropriate:

	Target allocation
	US	Netherlands
Equities	67%	60%
Bonds	33%	40%

     The following disclosures cover the significant defined benefit schemes in aggregate, including the schemes in the United Kingdom, United States and Netherlands.

28. US accounting information — (continued)

     The net pension costs for the significant defined benefit schemes, calculated in accordance with SFAS87, were as follows:

	2004	2003	2002
	£m	£m	£m
Service costs — benefits earned during the year.	83	76	76
Interest cost on projected benefit obligations	127	114	108
Expected return on plan assets	(162)	(177)	(159)
Net amortisation/(deferral)	17	(44)	(46)

Net periodic pension cost/(credit)	65	(31)	(21)

     The following table sets forth the funded status under SFAS87 of the significant defined benefit schemes:

	2004		2003		2002
	%	£m	%	£m	%	£m
Equities	64%	1,404	66%	1,341	60%	1,068
Bonds	32%	713	31%	639	37%	670
Other	4%	87	3%	50	3%	53

Plan assets at fair value	100%	2,204	100%	2,030	100%	1,791
Projected benefit obligation		(2,525)		(2,281)		(1,928)

Deficit of plan assets		(321)		(251)		(137)
Unrecognised net actuarial loss		668		601		407
Unrecognised net transitional asset		(2)		(9)		(17)
Unrecognised prior service credit		(12)		(14)		(1)

Prepaid pension cost		333		327		252

     The net amount recognised can be analysed as follows:

	2004	2003	2002
	£m	£m	£m
Prepaid pension cost	333	327	252
Additional minimum liability	(172)	(91)	(79)
Intangible asset	3	4	5
Accumulated other comprehensive income	169	87	74

Net amount recognised	333	327	252

	2004	2003	2002
	£m	£m	£m
Projected benefit obligation
Balance at January 1,	2,281	1,928	1,872
Service cost	83	76	76
Interest cost	127	114	108
Plan amendments	—	(13)	(22)
Actuarial loss	141	266	(7)
Participation contributions	10	10	6
Disbursements	(89)	(84)	(86)
Exchange translation adjustments	(28)	(16)	(19)

Balance at December 31,	2,525	2,281	1,928

Accumulated benefit obligation	2,347	2,116	1,787

28. US accounting information — (continued)

	2004	2003	2002
	£m	£m	£m
Fair value of assets
Balance at January 1	2,030	1,791	2,069
Actual return	205	284	(212)
Contributions	78	48	29
Disbursements	(89)	(84)	(86)
Exchange translation adjustments	(20)	(9)	(9)

Balance at December 31,	2,204	2,030	1,791

	2004	2003	2002
	£m	£m	£m
Prepaid pension cost
Balance at January 1,	327	252	204
Net periodic cost	(65)	31	21
Contributions	68	38	22
Exchange translation adjustments	3	6	5

Balance at December 31,	333	327	252

     The weighted average principal assumptions for US GAAP purposes were:

	At December 31,
	2004	2003	2002
Discount rate	5.4%	5.6%	5.9%
Salary increases	4.4%	4.4%	4.2%
Investment return.	6.8%	6.9%	7.4%

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

     Reed Elsevier expects to contribute £38 million to the significant defined benefit schemes in 2005. Over the next ten years, the benefit payments expected to be paid out of these schemes are as follows:

£m
Expected future benefit payments
Financial year ending December 31, 2005	83
Financial year ending December 31, 2006	87
Financial year ending December 31, 2007	91
Financial year ending December 31, 2008	96
Financial year ending December 31, 2009	100
Financial years ending December 31, 2010 to December 31, 2014 in aggregate	590

	2004	2003
Borrowings	£m	£m
Bank loans, overdrafts and commercial paper
Overdrafts	15	34
Drawn under facilities expiring in year to December 31, 2008	41	51
Commercial paper	909	1,095

Total	985	1,180

28. US accounting information — (continued)

		Interest rate	Year end
		before swaps	interest rates	2004	2003
	Currency	%	%	£m	£m
Other loans and finance leases
Floating rate Loan Notes 2004	Sterling	floating	—	—	1
7% Public Notes 2005	US dollar	7.00	7.00	78	84
6.125% Public Notes 2006(1)	US dollar	6.13	2.75	285	309
Floating rate Private Placement 2006	Euro	floating	3.08	32	32
Floating rate Term Loan 2007	Euro	floating	2.80	113	113
Floating rate Term Loan 2007	US dollar	floating	2.65	26	28
4.375% Swiss Domestic Bond 2007(1)	US dollar	4.38	2.77	155	169
6.7% Public Notes 2007	US dollar	6.70	6.70	74	81
Floating rate Private Placement 2008	Euro	floating	2.55	32	32
Floating rate Private Placement 2008	US dollar	floating	3.14	52	56
Euro 5.75% Public Notes 2008(1)	US dollar	5.75	2.87	228	247
6.75% Public Notes 2011	US dollar	6.75	6.75	285	309
5.05%, Private Placement 2014(1)	US dollar	5.05	2.60	96	—
8.875% Public Notes 2022	US dollar	8.88	8.88	33	36
6.625% Private Placement 2023(1)	US dollar	6.63	3.91	78	84
7.5% Public Debentures 2025(1)	US dollar	7.50	4.49	78	84
7.2% Public Notes 2027(1)	US dollar	7.20	3.58	100	108
7.3% Public Notes 2097	US dollar	7.30	7.30	26	29
Finance Leases	Various	Various	Various	16	23
Miscellaneous	Euro	Various	Various	5	5

Total				1,792	1,830

(1)	Loans where there are related swap instruments that have been designated as fair value hedges in accordance with SFAS133.

     In the table above, the interest rate before swaps is given for borrowings issued at a fixed rate only. In the case of borrowings which have related swap agreements designated as fair value hedges in accordance with SFAS133, the year end interest rate is that on the underlying borrowings after taking account of interest rate and currency swaps. For all other loans and finance leases the year end interest rate is that applicable to the underlying borrowing at December 31, 2004.

	Bank loans,
	overdrafts and		Finance
	commercial paper	Other loans	leases	Total
	£m	£m	£m	£m
Analysis by year of repayment
Within 1 year	965	78	8	1,051

Within 1 to 2 years	—	317	6	323
Within 2 to 3 years	—	368	2	370
Within 3 to 4 years	—	312	—	312
Within 4 to 5 years	—	—	—	—
Thereafter	—	701	—	701

	—	1,698	8	1,706

Total	965	1,776	16	2,757

28. US accounting information — (continued)

	Expiring	Expiring
	within 1 year	after 1 year	Total
	£m	£m	£m
Bank facilities at December 31, 2004
Overdraft	42	—	42
Uncommitted lines of credit	191	—	191
Committed facilities	389	1,166	1,555

     Of the £1,166 million committed facilities expiring after one year, £41 million was utilised by way of letters of credit which support short term borrowings.

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

	2004	2003
Short term loans, overdrafts and commercial paper
Weighted average interest rate during year	2.5%	2.2%
Year end weighted average interest rate	2.5%	1.7%

     The weighted average interest rate for the year was computed by dividing actual interest expense for the year by the average month-end amounts outstanding for short term bank loans and commercial paper.

Finance leases

     At December 31, 2004, tangible fixed assets included gross costs of £36 million (2003: £43 million) and accumulated depreciation of £17 million (2003: £14 million) in respect of computer systems, plant and equipment held under finance leases.

Operating leases

     Leasing arrangements cover property, computer systems, plant and equipment. Certain lease arrangements contain escalation clauses covering increased costs for various defined real estate taxes and operating services.

     At December 31, 2004, future minimum lease payments under operating leases that have initial or remaining lease terms in excess of one year were as follows:

£m
Within 1 year	105
Within 1 to 2 years	94
Within 2 to 3 years	88
Within 3 to 4 years	80
Within 4 to 5 years	68
Thereafter	367

Total	802

     The total of minimum rentals to be received under non-cancellable subleases as at December 31, 2004 is £54 million.

     The sublease rental income received in the year ended December 31, 2004 was £12 million. Excluding sublease income total rental expenses on operating leases in the year ended December 31, 2004 was £105 million.

Derivative instruments

     All fair value hedges were tested for effectiveness using the matching terms method, as defined by SFAS133, and were found to be effective. Consequently changes in the fair value of fair value hedges had no net impact on earnings during the year (2003: £nil). Cashflow hedges that were designated as hedges under SFAS133 were tested for effectiveness and found to be fully effective. Consequently, no net impact on earnings during the year were recorded.

Accruals and deferred income

     Accruals and deferred income includes subscriptions and other revenues in advance of £930 million (2003: £870 million).

28. US accounting information — (continued)

Deferred taxation under US GAAP

     Deferred taxation under US GAAP comprises:

	2004	2003
	£m	£m
Deferred taxation liabilities
Arising on goodwill and intangible assets	876	854
Pension	104	109
Short term differences	5	17

	985	980

Deferred taxation assets
Excess of amortisation over related tax allowances.	(9)	(9)
Short term timing differences	(116)	(127)
Tax losses carried forward	(72)	(30)
Other tax deductions carried forward	(137)	(113)

	(334)	(279)
Valuation allowances	151	124

Net deferred tax liabilities	802	825

     Net deferred tax liabilities at December 31, 2004 comprise net current deferred tax assets of £120 million and net non current deferred tax liabilities of £922 million. Net current deferred tax assets at December 31, 2004 comprise £6 million arising in the United Kingdom, £28 million in the Netherlands, £73 million in the United States and £13 million in other jurisdictions. Net non current deferred tax liabilities at December 31, 2004 comprise £120 million arising in the United Kingdom, £1 million in the Netherlands, £730 million in the United States and £71 million in other jurisdictions.

     At December 31, 2004, there were approximately £298 million of losses carried forward on which a deferred tax asset of £72 million is recognised before valuation allowance. Approximately £71 million of these losses expire in 2009, £96 million in 2010, £2 million in 2011, £16 million in 2019, £49 million in 2020, £46 million in 2021, and £18 million in the period from 2022 to 2024.

Combined shareholders’ funds under US GAAP

		Combined
	Combined	share	Combined
	share	premium	shares held in	Combined
	capitals	accounts	treasury	reserves	Total
	£m	£m	£m	£m	£m
At January 1, 2002	184	1,629	(18)	1,686	3,481
Net income	—	—	—	418	418
Dividends declared in period	—	—	—	(266)	(266)
Issue of ordinary shares, net of expenses	1	29	—	—	30
Increase in shares held in treasury	—	—	(1)	—	(1)
Other comprehensive income (see F-37)	2	50	—	(306)	(254)

At January 1, 2003	187	1,708	(19)	1,532	3,408
Net income	—	—	—	590	590
Dividends declared in period	—	—	—	(283)	(283)
Issue of ordinary shares, net of expenses	1	13	—	—	14
Increase in shares held in treasury	—	—	(18)	—	(18)
Decrease in stock based compensation reserve	—	—	—	(7)	(7)
Other comprehensive income (see F-37)	2	63	—	(359)	(294)

At January 1, 2004	190	1,784	(37)	1,473	3,410
Net income	—	—	—	449	449
Dividends declared in period	—	—	—	(309)	(309)
Issue of ordinary shares, net of expenses.	1	20	—	—	21
Increase in shares held in treasury	—	—	(29)	—	(29)
Increase in stock based compensation reserve	—	—	—	18	18
Other comprehensive income (see F-37)	—	1	—	(188)	(187)

At December 31, 2004	191	1,805	(66)	1,443	3,373

REED ELSEVIER

SCHEDULE II

VALUATION AND QUALIFYING ACCOUNTS

	Balance				Balance
	at beginning	Cost and	Other		at end
	of year	expenses	movements	Deductions	of year
	£m	£m	£m	£m	£m
Year ended December 31, 2002
Allowance for doubtful receivables.	82	27	4	(37)	76
Year ended December 31, 2003
Allowance for doubtful receivables.	76	18	6	(12)	88
Year ended December 31, 2004
Allowance for doubtful receivables.	88	19	10	(44)	73

REED ELSEVIER PLC
CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

     To the Board of Directors and the members of Reed Elsevier PLC:

     We have audited the accompanying consolidated balance sheets of Reed Elsevier PLC and its subsidiaries as at December 31, 2004 and 2003, and the related consolidated profit and loss accounts and statements of total recognised gains and losses, reconciliation of shareholders’ funds and cash flow statements for each of the three years in the period ended December 31, 2004. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Reed Elsevier PLC and its subsidiaries at December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United Kingdom.

     Accounting principles generally accepted in the United Kingdom vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in note 21 to the consolidated financial statements. The reported net income for the years ended December 31, 2003 and 2002 and shareholders’ funds at December 31, 2003 as determined in accordance with accounting principles generally accepted in the United States of America, have been restated for the items described in note 21.

DELOITTE & TOUCHE LLP
London, England
February 16, 2005

REED ELSEVIER PLC

CONSOLIDATED PROFIT AND LOSS ACCOUNT
FOR THE YEAR ENDED DECEMBER 31, 2004

		2004	2003	2002
	Note	£m	£m	£m
Turnover
Including share of turnover of joint ventures		2,546	2,605	2,656
Less: share of turnover of joint ventures		(2,546)	(2,605)	(2,656)

Administrative expenses		(2)	(1)	(1)

Operating loss (before joint ventures)	5	(2)	(1)	(1)

Share of operating profit of joint ventures		363	343	262

Before amortisation and exceptional items	3	607	616	593
Amortisation of goodwill and intangible assets		(215)	(235)	(279)
Exceptional items		(29)	(38)	(52)

Operating profit including joint ventures		361	342	261

Share of non operating exceptional items of joint ventures		(2)	14	(6)

		(2)	14	(6)

Net interest income/(expense)
Group	8	3	3	3
Share of net interest of joint ventures		(73)	(92)	(112)

		(70)	(89)	(109)

Profit on ordinary activities before taxation		289	267	146
Tax on profit on ordinary activities	9	(137)	(98)	(57)

UK corporation tax		(5)	(1)	(1)
Share of tax of joint ventures		(132)	(97)	(56)

Profit attributable to ordinary shareholders		152	169	89
Equity dividends paid and proposed	10	(163)	(152)	(143)

Retained (loss)/profit taken to reserves		(11)	17	(54)

		2004	2003	2002
	Note	pence	pence	pence
Earnings per ordinary share (EPS)
Basic EPS	11	12.0	13.4	7.0
Diluted EPS	11	11.9	13.4	7.0
EPS based on 52.9%, economic interest in the Reed Elsevier combined businesses	11	12.7	14.0	7.6

     The above amounts derive from continuing activities.

The accompanying notes on pages F-53 to F-63 are an integral part of these consolidated financial statements

REED ELSEVIER PLC

CONSOLIDATED CASH FLOW STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2004

		2004	2003	2002
	Note	£m	£m	£m
Net cash outflow from operating activities	12	(2)	(1)	—
Dividends received from Reed Elsevier Group plc		153	144	135

Interest received		3	3	3

Returns on investments and servicing of finance		3	3	3

Taxation		(1)	(3)	(1)

Equity dividends paid		(153)	(144)	(135)

Cash (outflow)/ inflow before changes in short term investments and financing		—	(1)	2
Issue of ordinary shares		11	12	16
Increase in net funding balances to Reed Elsevier Group plc group	12	(11)	(11)	(18)

Financing		—	1	(2)

Change in net cash		—	—	—

     Short term investments include deposits of under one year if the maturity or notice period exceeds 24 hours, commercial paper investments and interest bearing securities that can be realised without significant loss at short notice.

The accompanying notes on pages F-53 to F-63 are an integral part of these consolidated financial statements

REED ELSEVIER PLC

CONSOLIDATED BALANCE SHEET
AS AT DECEMBER 31, 2004

		2004	2003
	Note	£m	£m
Fixed assets
Investment in joint ventures:	13
Share of gross assets		4,092	4,370
Share of gross liabilities		(3,319)	(3,511)

Share of net assets		773	859

Current assets
Debtors	14	595	584

		595	584
Creditors: amounts falling due within one year	15	(169)	(119)

Net current assets		426	465

Total assets less current liabilities		1,199	1,324
Creditors: amounts falling due after more than one year.	16	—	(36)

Net assets		1,199	1,288

Capital and reserves
Called up share capital	17	159	159
Share premium account	19	974	963
Shares held in treasury	19	(35)	(20)
Capital redemption reserve	19	4	4
Profit and loss reserve	19	97	182

Shareholders’ funds		1,199	1,288

The accompanying notes on pages F-53 to F-63 are an integral part of these consolidated financial statements

REED ELSEVIER PLC

CONSOLIDATED STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES
FOR THE YEAR ENDED DECEMBER 31, 2004

	2004	2003	2002
	£m	£m	£m
Profit attributable to ordinary shareholders	152	169	89
Exchange translation differences	(76)	(123)	(98)

Total recognised gains and losses for the year	76	46	(9)

     Recognised gains and losses include gains of £85 million (2003: gains of £53 million; 2002: losses of £3 million) in respect of joint ventures.

CONSOLIDATED RECONCILIATION OF SHAREHOLDERS’ FUNDS
FOR THE YEAR ENDED DECEMBER 31, 2004

	2004	2003	2002
	£m	£m	£m
Profit attributable to ordinary shareholders	152	169	89
Equity dividends paid and proposed	(163)	(152)	(143)
Issue of ordinary shares, net of expenses	11	12	16
Increase in shares held in treasury	(15)	(10)	(1)
Increase in conditional share reserve	6	—	—
Exchange translation differences	(76)	(123)	(98)
Equalisation adjustments	(4)	(5)	—

Net decrease in shareholders’ funds	(89)	(109)	(137)
Shareholders’ funds at January 1	1,288	1,397	1,534

Shareholders’ funds at December 31	1,199	1,288	1,397

The accompanying notes on pages F-53 to F-63 are an integral part of these consolidated financial statements

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

3. Income from interests in joint ventures

	2004	2003	2002
	£m	£m	£m
Share of operating profit before amortisation and exceptional items (based on 52.9% economic interest in the Reed Elsevier combined businesses)	613	623	599
Effect of tax credit equalisation on distributed earnings (see note 4)	(8)	(8)	(7)
Items consolidated within Reed Elsevier PLC group	2	1	1

Total	607	616	593

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

5. Operating loss (before joint ventures)

     The operating loss (before joint ventures) comprises administrative expenses and includes £386,000 (2003: ££330,000; 2002 £318,000) paid in the year to Reed Elsevier Group plc under a contract for the services of directors and administrative support. The company has no employees (2003 and 2002: nil).

6. Auditors’ remuneration

     Audit fees payable for the group were £24,000 (2003: £23,000; 2002: £23,000). Further information on the audit and non-audit fees paid by the Reed Elsevier combined businesses to Deloitte & Touche LLP and its associates is set out in note 7 to the combined financial statements.

7. Directors’ emoluments

     Information on directors’ remuneration, share options, longer term incentive plans, pension contributions and entitlements is set out in Item 6: Directors, Senior Management and Employees, see “— Compensation” on pages 41 to 46 and “ Share ownership” on pages 50 to 57.

8. Net interest

	2004	2003	2002
	£m	£m	£m
Interest receivable and similar income
On loans to Reed Elsevier Group plc group	3	3	3

Net interest income	3	3	3

9. Tax on profit on ordinary activities

	2004	2003	2002
	£m	£m	£m
UK corporation tax	5	1	1
Share of tax arising in joint ventures	132	97	56

Total	137	98	57

     UK corporation tax has been provided at 30% (2003: 30%; 2002: 30%).

     The share of tax arising in joint ventures as a proportion of the share of profit before tax is increased due to non tax-deductible amortisation and, in 2003 and 2002, reduced due to exceptional tax credits.

10. Dividends

	2004	2003	2002
	£m	£m	£m
Interim	43	42	41
Final (2004 proposed)	120	110	102

Total	163	152	143

	2004	2003	2002
	pence	pence	pence
Ordinary shares of 12.5 pence each
Interim	3.4	3.3	3.2
Final (2004 proposed)	9.6	8.7	8.0

Total	13.0	12.0	11.2

11. Earnings per ordinary share (EPS)

	2004
		Weighted
		average number
	Earnings	of shares	EPS
	£m	(millions)	pence
Basic EPS	152	1,264.6	12.0
Diluted EPS	152	1,273.1	11.9
EPS based on 52.9% economic interest in the Reed Elsevier combined businesses	160	1,264.6	12.7

	2003
		Weighted
		average number
	Earnings	of shares	EPS
	£m	(millions)	pence
Basic EPS	169	1,263.7	13.4
Diluted EPS	169	1,265.4	13.4
EPS based on 52.9% economic interest in the Reed Elsevier combined businesses	177	1,263.7	14.0

	2002
		Weighted
		average number
	Earnings	of shares	EPS
	£m	(millions)	pence
Basic EPS	89	1,264.7	7.0
Diluted EPS	89	1,270.8	7.0
EPS based on 52.9% economic interest in the Reed Elsevier combined businesses	96	1,264.7	7.6

     The diluted EPS figures are calculated after taking into account the effect of share options.

     The weighted average number of shares used in the Diluted EPS calculations above is derived as follows:

	2004	2003	2002
	(millions)	(millions)	(millions)
Weighted average number of shares— Basic	1,264.6	1,263.7	1,264.7
Weighted average number of dilutive shares under option	8.5	1.7	6.1

Weighted average number of shares Diluted	1,273.1	1,265.4	1,270.8

12. Cash flow statement

	2004	2003	2002
	£m	£m	£m
Reconciliation of operating loss to net cash outflow from operating activities
Operating loss	(2)	(1)	(1)
Net movement in debtors and creditors	—	—	—

Net cash outflow from operating activities	(2)	(1)	—

£m
Reconciliation of net funding balances to Reed Elsevier Group plc group
At December 31, 2001	519
Cash flow	18

At December 31, 2002	537
Cash flow	11

At December 31, 2003	548
Cash flow	11

At December 31, 2004	559

13. Fixed asset investments

	2004	2003
	£m	£m
Investment in joint ventures
Share of operating profit	363	343
Share of non operating exceptional items	(2)	14
Share of net interest payable	(73)	(92)

Share of profit before tax	288	265
Share of taxation	(132)	(97)

Share of profit after tax	156	168
Dividends received	(153)	(144)
Increase in shares held in treasury	(15)	(10)
Increase in conditional share reserve	6	—
Exchange translation differences	(76)	(123)
Equalisation adjustments	(4)	(5)

Net movement in the year	(86)	(114)
At January 1	859	973

At December 31	773	859

     The investment in joint ventures comprises the group’s share at the following amounts of:

	2004	2003
	£m	£m
Fixed assets	2,980	3,034
Current assets	1,148	1,336
Creditors: amounts falling due within one year	(2,238)	(2,303)
Creditors: amounts falling due after more than one year	(1,043)	(1,114)
Provisions	(68)	(89)
Minority interests	(6)	(5)

Total	773	859

     The above amounts exclude assets and liabilities held directly by Reed Elsevier PLC and include the counterparty balances of amounts owed to and by other Reed Elsevier businesses. Included within share of current assets and creditors are cash and short term investments of £119 million (2003: £338 million) and borrowings of £1,458 million (2003: £1,592 million) respectively.

14. Debtors

	2004	2003
	£m	£m
Amounts owed by Reed Elsevier Group plc group	595	584

     Amounts falling due after more than one year are £40 million (2003: £40 million). These amounts are denominated in sterling and earn interest at a fixed rate of 9.8% (2003: 9.8%) for a remaining duration of three years (2003: four years). At December 31, 2004, these amounts had a fair value of £46 million (2003: £47 million).

15. Creditors: amounts falling due within one year

	2004	2003
	£m	£m
Other creditors	1	1
Amounts owed to Reed Elsevier Group plc group	36	—
Proposed dividend	120	110
Taxation	12	8

Total	169	119

16. Creditors: amounts falling due after more than one year

	2004	2003
	£m	£m
Amounts owed to Reed Elsevier Group plc group	—	36

17. Called up share capital

	Authorised	Issued and fully paid
	2004	2004	2003
	£m	£m	£m
Ordinary shares of 12.5p each	159	159	159
Unclassified shares of 12.5p each	25	—	—

Total	184	159	159

     Details of shares issued under share option schemes are set out in note 18.

     The authorised share capital consists of 1,273.7 million ordinary shares of 12.5p each and 197.7 million unclassified shares of 12.5p each. As at December 31, 2004, the issued share capital was 1,273.7 million (2003: 1,271.1 million) ordinary shares. The increase in issued share capital in the year ended December 31, 2004 is due to the issue of 2.6 million new ordinary shares of 12.5p each on the exercise of share options.

18. Share option schemes

     Reed Elsevier Group plc operates a savings related share option scheme, which is open to all UK employees of Reed Elsevier Group plc and participating companies under its control who are in employment on a predetermined date prior to the date of invitation. The following options have been granted over Reed Elsevier PLC ordinary shares, and may be exercised at the end of the savings period at a price equivalent to not less than 80%, of the market value of the Reed Elsevier PLC ordinary shares at the time of grant.

     Transactions during the three years ended December 31, 2004 were:

	Number of	Exercise
	ordinary	price
	shares	(pence)
Outstanding at December 31, 2001	4,032,003
Granted	858,783	543.2
Exercised	(701,962)	336.2-500.0
Lapsed	(579,985)

Outstanding at December 31, 2002	3,608,839
Granted	1,825,263	399.6
Exercised	(932,994)	336.2-543.2
Lapsed	(825,176)

Outstanding at December 31, 2003	3,675,932
Granted	1,120,060	377.6
Exercised	(339,087)	336.2-543.2
Lapsed	(580,703)

Outstanding at December 31, 2004	3,876,202

     The above options may, upon exercise, be met principally by the issue of new Reed Elsevier PLC ordinary shares. Options outstanding at December 31, 2004 were exercisable by 2009. 303,479 options had vested at December 31, 2004.

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

     Transactions during the three years ended December 31, 2004 were:

	Number of	Exercise
	ordinary	price
	shares	(pence)
Outstanding at December 31, 2001	30,616,086
Granted	8,772,673	533.0-693.0
Exercised	(2,795,419)	321.75-659.0
Lapsed	(2,312,137)

Outstanding at December 31, 2002	34,281,203
Granted	15,004,082	431.0-540.0
Exercised	(1,804,016)	321.75-537.5
Lapsed	(2,170,047)

Outstanding at December 31, 2003	45,311,222
Granted	16,274,119	473.5-505.5
Exercised	(2,223,413)	400.75-566.0
Lapsed	(6,408,332)

Outstanding at December 31, 2004	52,953,596

     The above outstanding options may, upon exercise, be met by the issue of new Reed Elsevier PLC ordinary shares. Options outstanding at December 31, 2004 were exercisable by 2014. 18,153,152 options had vested at December 31, 2004.

18. Share option schemes — (continued)

     In addition to the above, 5,084,722 options were outstanding at December 31, 2004 under the Reed Elsevier Group plc Long Term Incentive Share Option Scheme at prices ranging between 478.0p and 487.25p. Such options are exercisable by 2014 and will be met by the issue of new Reed Elsevier PLC ordinary shares.

     Excluded from the table above are options granted under the Reed Elsevier Group plc Executive Share Option Schemes (No. 2) which, upon exercise, will be met by the Reed Elsevier Employee Benefit Trust (“EBT”) from shares purchased in the market. At December 31, 2004, there were 1,740,407 such options outstanding at exercise prices ranging between 424.0p and 537.5p exercisable by 2009. The EBT will also be used to satisfy nil cost conditional share awards granted principally under the Reed Elsevier Group plc Long Term Incentive Share Option Scheme, the Reed Elsevier Group plc Retention Share Plan, and the Reed Elsevier Group plc Bonus Investment Plan. At December 31, 2004, there were 5,341,329 such awards outstanding exercisable between 2006 and 2007.

19. Reserves

	Share		Capital
	premium	Shares held	redemption	Profit and loss
	account	in treasury	reserve	reserve	Total
	£m	£m	£m	£m	£m
At January 1, 2002	936	(9)	4	445	1,376
Profit attributable to ordinary shareholders	—	—	—	89	89
Equity dividends paid and proposed	—	—	—	(143)	(143)
Issue of ordinary shares, net of expenses	15	—	—	—	15
Increase in shares held in treasury	—	(1)	—	—	(1)
Exchange translation differences	—	—	—	(98)	(98)

At January 1, 2003	951	(10)	4	293	1,238
Profit attributable to ordinary shareholders	—	—	—	169	169
Equity dividends paid and proposed	—	—	—	(152)	(152)
Issue of ordinary shares, net of expenses	12	—	—	—	12
Increase in shares held in treasury	—	(10)	—	—	(10)
Exchange translation differences	—	—	—	(123)	(123)
Equalisation adjustments	—	—	—	(5)	(5)

At January 1, 2004	963	(20)	4	182	1,129
Profit attributable to ordinary shareholders	—	—	—	152	152
Equity dividends paid and proposed	—	—	—	(163)	(163)
Issue of ordinary shares, net of expenses	11	—	—	—	11
Increase in shares held in treasury	—	(15)	—	—	(15)
Increase in conditional share reserve	—	—	—	6	6
Exchange translation differences	—	—	—	(76)	(76)
Equalisation adjustments	—	—	—	(4)	(4)

At December 31, 2004	974	(35)	4	97	1,040

     Reed Elsevier PLC’s share of the revenue reserves of the Reed Elsevier combined businesses is £176 million (2003: £261 million).

     Details of shares held in treasury are provided in note 27 to the combined financial statements.

20. Contingent liabilities

     There are contingent liabilities in respect of borrowings of the Reed Elsevier Group plc group and Elsevier Reed Finance BV group guaranteed by Reed Elsevier PLC as follows:

	2004	2003
	£m	£m
Guaranteed jointly and severally with Reed Elsevier NV	2,487	2,692

     Financial instruments disclosures in respect of the borrowings covered by the above guarantees are given in note 23 to the Reed Elsevier combined financial statements.

21. US accounting information

Summary of the principal differences between UK and US GAAP

     The consolidated financial statements are prepared in accordance with UK GAAP, which differs in certain significant respects from US GAAP. The effect of material differences on net income and shareholders’ funds is shown in the following tables and explained below.

Effects on net income of material differences between UK GAAP and US GAAP

			2004		2003		2002
	Note		£m		£m		£m
Net income under UK GAAP			152		169		89
Impact of US GAAP adjustments to combined financial statements	(i	)	77		137		125

Net income under US GAAP			229		306		214

Basic earnings per ordinary share under US GAAP (pence)			18.1	p	24.2	p	16.9	p

Diluted earnings per ordinary share under US GAAP (pence)			18.0	p	24.2	p	16.8	p

     Net income under US GAAP has been restated to reflect Reed Elsevier PLC’s share of a reclassification in the combined financial statements, from intangible assets to goodwill, of amounts arising under US GAAP in relation to deferred taxation, and a consequential adjustment to amortisation. Net income, basic earnings per share and diluted earnings per share are higher than previously reported by £28 million, 2.2p and 2.2p respectively in 2003 and £28 million, 2.2p and 2.1p respectively in 2002.

     The basic and diluted earnings per ordinary share under US GAAP includes a 52.9% share of the exceptional items, as follows:

—	for 2004, 1.8p loss in respect of acquisition related costs including employee severance and other costs arising on the integration of Seisint, Saxon and other recent acquisitions, and reorganisation costs relating to employee severance actions taken in the year principally by Reed Business and Elsevier, and 0.lp loss in respect of minor disposals.

—	for 2003, 2.0p loss in respect of reorganisation costs related to employee severance, principally in LexisNexis and Reed Business, and acquisition related costs arising on the integration and rationalisation of Harcourt and other recent acquisitions, and 3.6p gain in respect of the disposal of businesses and fixed asset investments; and

—	for 2002, 3.1p loss in respect of reorganisation costs related to employee severance, principally in Reed Business and LexisNexis, and acquisition related costs arising on the integration and rationalisation of Harcourt and other recent acquisitions, and 3.6p gain in respect of the disposal of businesses and fixed asset investments.

Effects on shareholders’ funds of material differences between UK and US GAAP

		2004	2003
	Note	£m	£m
Shareholders’ funds under UK GAAP		1,199	1,288
Impact of US GAAP adjustments to combined financial statements	(i)	464	407
Equity dividends not declared in the period	(ii)	120	110

Shareholders’ funds under US GAAP		1,783	1,805

     Shareholders’ funds under US GAAP have been restated to reflect Reed Elsevier PLC’s share of a reclassification in the combined financial statements, from intangible assets to goodwill, of amounts arising under US GAAP in relation to deferred taxation, and a consequential adjustment to amortisation. Shareholder funds at December 31, 2003 are £57 million higher than previously stated.

(i) Impact of US GAAP adjustments to combined financial statements

     Reed Elsevier PLC accounts for its shareholders’ 52.9% economic interest in the Reed Elsevier combined businesses, before the effect of tax credit equalisation (see note 4), by the gross equity method in conformity with UK GAAP which is similar to the equity method in US GAAP. Using the equity method to present its net income and shareholders’ funds under US GAAP, Reed Elsevier PLC reflects its shareholders’ 52.9% share of the effects of differences between UK and US GAAP relating to the combined businesses as a single reconciling item. The most significant differences relate to the capitalisation and amortisation of goodwill and intangibles, pensions, deferred taxes, stock based compensation and derivative financial instruments. A more complete explanation of the accounting policies used by the Reed Elsevier combined businesses and the differences between UK and US GAAP is given in note 28 to the Reed Elsevier combined financial statements.

21. US accounting information — (continued)

(ii) Equity dividends

     Under UK GAAP, dividends are provided for in the year in respect of which they are proposed by the directors. Under US GAAP, such dividends would not be provided for until they are formally declared by the directors.

Presentation and classification differences

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

     The disclosure only provisions of SFAS 123 have been adopted. The following table illustrates the proforma effect on net income and earnings per share under US GAAP if the combined businesses had applied the fair value recognition provisions of SFAS 123 to stock based compensation and Reed Elsevier PLC had recorded its share of the resulting charge.

	2004	2003	2002
	£m	£m	£m
Net income under US GAAP as reported	229	306	214
Reverse stock based compensation expense/(credit) determined under APB25	10	(3)	—
Stock based compensation expense determined under SFAS 123	(29)	(20)	(19)

Proforma net income under US GAAP	210	283	195

Earnings per share under US GAAP
Basic — as reported (pence)	18.1p	24.2p	16.9p
Basic proforma (pence)	16.6p	22.4p	15.4p
Diluted — as reported (pence)	18.0p	24.2p	16.8p
Diluted — proforma (pence)	16.5p	22.4p	15.3p

     Additional disclosures regarding share options granted over Reed Elsevier PLC ordinary shares, and the method and assumptions used to determine fair values, are set out under share option schemes below.

Comprehensive Income information

     SFAS 130: Reporting Comprehensive Income requires that all items that are required to be recognised as components of comprehensive income under US GAAP are reported in a separate financial statement. Under US GAAP, comprehensive income for 2004 would be £125 million (2003: £148 million; 2002: £81 million). Under US GAAP, comprehensive income per share for 2004 would be 9.9p (2003: 11.7p; 2002: 6.4p). Comprehensive income under US GAAP comprises net income for the financial year, share of the other comprehensive income items arising in the combined businesses, equalisation and exchange translation differences.

21. US accounting information — (continued)

Share option schemes

     A summary of the share option schemes operated over Reed Elsevier PLC ordinary shares is set out in note 18. Additional information is also provided under Item 6: Directors, Senior Management and Employees, including performance conditions, see “— Compensation" on pages 41 to 46 and “— Share ownership” on pages 50 to 57.

     The tables set out below provide additional information regarding share options granted over Reed Elsevier PLC ordinary shares under the savings related share option scheme, the Executive Share Option Scheme and the Reed Elsevier Group plc Senior Executive Long Term Incentive Scheme which may be met from the issue of ordinary shares for the three years ended December 31, 2004.

Movement in options outstanding

	2004		2003		2002
		Weighted		Weighted		Weighted
		average		average		average
	Number of	exercise	Number of	exercise	Number of	exercise
	ordinary	price	ordinary	price	ordinary	price
	shares	(pence)	shares	(pence)	shares	(pence)
Outstanding at January 1,	61,372,612	503	50,789,180	517	47,998,993	497
Granted	22,478,901	482	16,829,345	446	9,600,847	595
Exercised	(2,562,500)	428	(2,577,949)	443	(3,497,381)	471
Lapsed	(19,374,493)	494	(3,667,964)	481	(3,313,279)	496

Outstanding at December 31,	61,914,520	501	61,372,612	503	50,789,180	517

Exercisable at December 31,	18,241,585	532	10,907,136	505	4,397,692	529

Options granted during year

	2004		2003		2002
	Weighted		Weighted		Weighted
	average	Weighted	average	Weighted	average	Weighted
	exercise	average fair	exercise	average fair	exercise	average fair
	price	value	price	value	price	value
	(pence)	(pence)	(pence)	(pence)	(pence)	(pence)
Options whose exercise price is less than the market price of ordinary shares on date of grant	378	106	400	187	543	238
Options whose exercise price equals the market price of ordinary shares on date of grant	487	126	452	115	600	142

     The number of ordinary shares under options granted in 2004 included above where the exercise price is less than the market price on date of grant was 1,120,060 (2003: 1,825,263; 2002: 858,783).

     The fair value of each option grant is estimated on the date of grant using the Black Scholes option pricing model with the following assumptions for grants made in the year:

	2004	2003	2002
Expected life (years)	4.0	3.1	3.1
Expected dividend yield.	2.00%	1.87%	1.79%
Expected volatility	32.00%	35.18%	32.08%
Risk free interest rate.	5.07%	4.79%	4.37%

21. US accounting information — (continued)

Options outstanding at December 31, 2004

	Options outstanding			Options exercisable
		Weighted
		average	Weighted		Weighted
		remaining	average		average
	Number of	period to	exercise	Number of	exercise
	ordinary	vesting	price	ordinary	price
Range of exercise prices (pence)	shares	(years)	(pence)	shares	(pence)
301-350	1,647,572	2.35	363	58,167	336
351-400	1,446,963	2.39	400	—	—
401-450	6,154,611	—	423	6,140,817	423
451-500	34,569,422	1.71	474	1,488,460	471
501-550	2,958,967	0.35	530	2,375,182	529
551-600	9,518,487	0.12	592	2,627,852	575
601-650	1,133,484	—	616	1,133,484	616
651-700	4,485,014	—	660	4,417,623	660

	61,914,520	1.11	501	18,241,585	532

     The majority of options are subject to performance conditions that must be met before they can vest. The weighted average remaining period to vesting is presented on the basis that these performance conditions are met.

THIS PAGE INTENTIONALLY BLANK

REED ELSEVIER NV
GROUP FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

     To the members of the Supervisory and Executive Boards and the shareholders of Reed Elsevier NV:

     We have audited the accompanying group balance sheets of Reed Elsevier NV as at December 31, 2004 and 2003, and the related group profit and loss account and statement of total recognised gains and losses, reconciliation of shareholders’ funds and cash flow statement for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such group financial statements present fairly, in all material respects, the financial position of Reed Elsevier NV at December 31, 2004 and 2003, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United Kingdom.

     Accounting principles generally accepted in the United Kingdom vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in note 20 to the group financial statements. The reported net income for the years ended December 31, 2003 and 2002 and shareholders’ funds at December 31, 2003 as determined in accordance with accounting principles generally accepted in the United States of America, have been restated for the items described in note 20.

DELOITTE ACCOUNTANTS B.V.
Amsterdam, The Netherlands
February 16, 2005

REED ELSEVIER NV

GROUP PROFIT AND LOSS ACCOUNT
FOR THE YEAR ENDED DECEMBER 31, 2004

		2004	2003	2002
	Note	€m	€m	€m
Turnover
Including share of turnover of joint ventures		3,537	3,571	3,991
Less: share of turnover of joint ventures		(3,537)	(3,571)	(3,991)

		—	—	—
Administrative expenses	3	(3)	(3)	(3)

Operating loss (before joint ventures)		3	(3)	(3)

Share of operating profit of joint ventures		515	482	406

Before amortisation and exceptional items	4	855	858	904
Amortisation of goodwill and intangible assets		(299)	(323)	(419)
Exceptional items		(41)	(53)	(79)

Operating profit including joint ventures		512	479	403

Share of non operating exceptional items of joint ventures		(2)	19	(9)

		(2)	19	(9)

Net interest income/(expense)
Company	7	2	7	7
Share of net interest of joint ventures		(99)	(129)	(171)

		(97)	(122)	(164)

Profit on ordinary activities before taxation		413	376	230
Tax on profit on ordinary activities	8	(190)	(134)	(86)

Profit attributable to ordinary shareholders		223	242	144
Equity dividends paid and proposed	9	(244)	(221)	(221)

Retained (loss)/profit taken to reserves		(21)	21	(77)

		2004	2003	2002
	Note	euro	euro	euro
Group earnings per share (EPS)
Basic EPS	10	0.28	0.31	0.18
Diluted EPS	10	0.28	0.31	0.18

     The above amounts derive from continuing activities.

Group financial statements, reflecting Reed Elsevier NV’s 50% interest in the Reed Elsevier combined businesses are presented using the gross equity method.

The accompanying notes on pages F-71 to F-81 are an integral part of these group financial statements

REED ELSEVIER NV

GROUP CASH FLOW STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2004

		2004	2003	2002
	Note	€m	€m	€m
Net cash outflow from operating activities	11	(3)	(2)	—
Dividends received from joint ventures		220	200	150

Interest received		1	7	6

Returns on investments and servicing of finance		1	7	6

Taxation		(5)	(2)	(3)

Equity dividends paid		(229)	(215)	(222)

Cash outflow before changes in short term investments and financing		(16)	(12)	(69)
(Increase)/decrease in short term investments		(18)	8	10
Issue of shares, net of expenses		14	3	22
Net issue /(repayment) of debenture loans		—	1	(1)
Decrease in funding balances to joint ventures	11	20	—	38

Financing		34	4	59

Change in net cash		—	—	—

     Short term investments include deposits of under one year if the maturity or notice period exceeds 24 hours, commercial paper investments and interest bearing securities that can be realised without significant loss at short notice.

Group financial statements, reflecting Reed Elsevier NV’s 50% interest in the Reed Elsevier combined businesses are presented using the gross equity method.

The accompanying notes on pages F-71 to F-81 are an integral part of these group financial statements

REED ELSEVIER NV

GROUP STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES
FOR THE YEAR ENDED DECEMBER 31, 2004

	2004	2003	2002
	€m	€m	€m
Profit attributable to ordinary shareholders	223	242	144
Exchange translation differences	(112)	(310)	(303)

Total recognised gains and losses	111	(68)	(159)

REED ELSEVIER NV

GROUP BALANCE SHEET
AS AT DECEMBER 31, 2004

		2004	2003
	Note	Cm	€m
Fixed assets
Investment in joint ventures:	12
Share of gross assets		5,423	5,805
Share of gross liabilities		(3,638)	(3,901)

Share of net assets		1,785	1,904

Current assets
Debtors	13	37	56
Short term investments		25	7

		62	63
Creditors: amounts falling due within one year	14	(184)	(174)

Net current liabilities		(122)	(111)

Total assets less current liabilities		1,663	1,793
Creditors: amounts falling due after more than one year	15	(65)	(65)

Net assets		1,598	1,728

Capital and reserves
Share capital issued	17,18	47	47
Paid in surplus	18	1,477	1,463
Shares held in treasury	18	(47)	(27)
Reserves	18	121	245

Shareholders’ funds		1,598	1,728

Group financial statements, reflecting Reed Elsevier NV’s 50% interest in the Reed Elsevier combined businesses are presented using the gross equity method.

The accompanying notes on pages F-71 to F-81 are an integral part of these group financial statements

REED ELSEVIER NV

GROUP RECONCILIATION OF SHAREHOLDERS’ FUNDS
FOR THE YEAR ENDED DECEMBER 31, 2004

		2004	2003	2002
	Note	€m	€m	€m
Profit attributable to ordinary shareholders		223	242	144
Equity dividends paid and proposed		(244)	(221)	(221)
Issue of shares, net of expenses		14	3	22
Increase in shares held in treasury		(22)	(13)	(1)
Increase in conditional share reserve		8	—	—
Exchange translation differences		(112)	(310)	(303)
Equalisation adjustments		3	8	—

Net decrease in shareholders’ funds		(130)	(291)	(359)
Shareholders’ funds at January 1	18	1,728	2,019	2,378

Shareholders’ funds at December 31		1,598	1,728	2,019

Group financial statements, reflecting Reed Elsevier NV’s 50% interest in the Reed Elsevier combined businesses are presented using the gross equity method.

The accompanying notes on pages F-71 to F-81 are an integral part of these group financial statements

REED ELSEVIER NV

NOTES TO THE GROUP FINANCIAL STATEMENTS

1. Basis of financial statements

     These group financial statements, reflecting Reed Elsevier NV’s 50% interest in the Reed Elsevier combined businesses, report the group profit and loss account, cash flow and financial position of Reed Elsevier NV and are presented using the gross equity method. The group financial statements have been prepared under the historical cost convention. As permitted by Article 362.1 of Book 2 Title 9 of the Netherlands Civil Code for companies with international operations, the financial statements have been prepared in accordance with UK Generally Accepted Accounting Principles (GAAP), ensuring consistency. These principles differ in certain significant respects from US GAAP; see note 20. Unless otherwise indicated, all amounts shown in the group financial statements are stated in euros (“€”). Certain disclosures required to comply with Dutch statutory reporting requirements have been omitted.

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

     Reed Elsevier NV group financial statements are presented incorporating Reed Elsevier NV’s investments in the Reed Elsevier combined businesses accounted for using the gross equity method, as adjusted for the effects of the equalisation arrangement between Reed Elsevier NV and Reed Elsevier PLC. The arrangement lays down the distribution of dividends and net assets in such a way that Reed Elsevier NV’s share in the profit and net assets of the Reed Elsevier combined businesses equals 50%, with all settlements accruing to shareholders from the equalisation arrangements taken directly to reserves.

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

Foreign exchange translation

     Group profit and loss and cash flow items are translated at average exchange rates. In the group balance sheet, assets and liabilities are translated at rates ruling at the balance sheet date or contracted rates where applicable. The gains or losses relating to the retranslation of Reed Elsevier NV’s 50%, interest in the net assets of the combined businesses are taken directly to group reserves.

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

3. Operating loss (before joint ventures)

     Operating loss (before joint ventures) is stated after the gross remuneration for present and former directors of Reed Elsevier NV in respect of services rendered to Reed Elsevier NV and the combined businesses. Fees for members of the supervisory board of Reed Elsevier NV of €0.2 million (2003: €0.2 million) are included in gross remuneration. In so far as gross remuneration is related to services rendered to Reed Elsevier Group plc and Elsevier Reed Finance BV, it is borne by these companies.

4. Income from interests in joint ventures

	2004	2003	2002
	€m	€m	€m
Share of operating profit before amortisation and exceptional items	852	855	901
Administrative expenses reported within Reed Elsevier NV group	3	3	3

Total	855	858	904

5. Auditors’ remuneration

     Audit fees payable for the company were €46,000 (2003: €44,000; 2002: €43,000). Further information on the audit and non-audit fees paid by the Reed Elsevier combined businesses to Deloitte Accountants B.V. and its associates is set out in note 7 to the combined financial statements.

6. Directors’ emoluments

     Information on directors’ remuneration, share options, longer term incentive plans, pension contributions and entitlements is set out in Item 6: Directors, Senior Management and Employees, see “— Compensation” on pages 41 to 46 and “Share ownership” on pages 50 to 57.

7. Net interest

	2004	2003	2002
	€m	€m	€m
Interest on receivables from joint ventures	2	3	3
Other interest	—	4	4

Net interest income	2	7	7

8. Tax on profit on ordinary activities

	2004	2003	2002
	€m	€m	€m
Dutch corporation tax	—	1	2
Share of tax arising in joint ventures	190	133	84

Total	190	134	86

     Dutch corporation tax has been provided at 34.5% (2003: 34.5%; 2002: 34.5%).

     The share of tax arising in joint ventures as a proportion of the share of profit before tax is increased due to non tax-deductible amortisation and, in 2003 and 2002, reduced due to exceptional tax credits.

9. Dividends

	2004	2003	2002
	€m	€m	€m
Ordinary shares
Interim	67	59	65
Final (2004 proposed)	177	162	156
R-shares	—	—	—

Total	244	221	221

	2004	2003	2002
	euro	euro	euro
Ordinary shares of €0.06 each
Interim	0.09	0.08	0.09
Final (2004 proposed)	0.24	0.22	0.21
R-shares of €0.60 each

Total	0.33	0.30	0.30

10. Earnings per ordinary share (EPS)

	2004
	Weighted
	average
	number of	Group	Group
	shares	earnings	EPS
	(millions)	€m	euro
Basic EPS	783.3	223	0.28
Diluted EPS	787.9	223	0.28

	2003
	Weighted
	average
	number of	Group	Group
	shares	earnings	EPS
	(millions)	€m	euro
Basic EPS	783.9	242	0.31
Diluted EPS	783.9	242	0.31

	2002
	Weighted
	average
	number of	Group	Group
	shares	earnings	EPS
	(millions)	€m	euro
Basic EPS	783.2	144	0.18
Diluted EPS	786.6	144	0.18

     The diluted EPS figures are calculated after taking into account the effect of share options. The weighted average number of shares used in the calculation of Diluted EPS is derived as follows:

	2004	2003	2002
	(millions)	(millions)	(millions)
Weighted average number of shares — Basic	783.3	783.9	783.2
Weighted average number of dilutive shares under option	4.6	—	3.4

Weighted average number of shares — Diluted	787.9	783.9	786.6

11. Cash flow statement

Reconciliation of operating loss to net cash outflow from operating activities

	2004	2003	2002
	€m	€m	€m
Operating loss	(3)	(3)	(3)
Net movement in debtors and creditors	—	1	3

Net cash flow from operating activities	(3)	(2)	—

Reconciliation of net funding balances with joint ventures

€m
At January 1, 2002	88
Cash flow	(38)

At December 31, 2002	50
Cash flow	—

At December 31, 2003	50
Cash flow	(20)

At December 31, 2004	30

12. Fixed asset investments

	2004	2003
	€m	€m
Gross equity accounted investments in joint ventures
Share of operating profit	515	482
Share of non operating exceptional items	(2)	19
Share of net interest payable	(99)	(129)

Share of profit before tax	414	372
Share of taxation	(190)	(133)

Share of profit after tax	224	239
Dividends received	(220)	(200)
Increase in shares held in treasury	(22)	(13)
Increase in conditional share reserve	8	—
Exchange translation differences	(112)	(310)
Equalisation adjustments	3	8

Net movement in the year	(119)	(276)
At January 1	1,904	2,180

At December 31	1,785	1,904

     The investment in joint ventures comprises the group share at the following amounts of:

	2004	2003
	€m	€m
Fixed assets	3,972	4,073
Current assets	1,451	1,732
Creditors: amounts falling due within one year	(2,213)	(2,343)
Creditors: amounts falling due after more than one year	(1,325)	(1,430)
Provisions	(90)	(120)
Minority interests	(10)	(8)

Total	1,785	1,904

     The above amounts exclude assets and liabilities held directly by Reed Elsevier NV and include the counterparty balances of amounts owed to and by other Reed Elsevier businesses. Included within share of current assets and creditors are cash and short term investments of €134 million (2003: €446 million) and borrowings of €1,937 million (2003: €2,130 million) respectively.

13. Debtors

	2004	2003
	€m	€m
Joint ventures	30	50
Other accounts receivable	7	6

Total	37	56

     Amounts falling due after more than one year are €nil (2003: €nil).

14. Creditors: amounts falling due within one year

	2003	2004
	€m	€m
Proposed dividend	177	162
Taxation	4	9
Other creditors	3	3

Total	184	174

15. Creditors: amounts falling due after more than one year

	2004	2003
	€m	€m
Debenture loans	7	7
Taxation	58	58

Total	65	65

     Debenture loans comprise four convertible personnel debenture loans with a weighted average interest rate of 4.9%. Depending on the conversion terms, the surrender of €227 or €200 par value debenture loans qualifies for the acquisition of 50 Reed Elsevier NV ordinary shares.

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

     Transactions during the three years ended December 31, 2004 were:

	Number of	Exercise
	ordinary	price
	shares	euro
Outstanding at December 31, 2001	17,416,570
Granted	6,144,157	11.97-16.00
Exercised	(1,136,046)	10.45-14.75
Lapsed	(1,401,347)

Outstanding at December 31, 2002	21,023,334
Granted	10,693,251	8.81-11.04
Exercised	(408,141)	9.34-11.10
Lapsed	(1,622,242)

Outstanding at December 31, 2003	29,686,202
Granted	11,402,137	10.13-10.57
Exercised	(1,277,815)	9.34-11.65
Lapsed	(4,132,411)

Outstanding at December 31, 2004	35,678,113

     The above outstanding options may, upon exercise, be met by the issue of new Reed Elsevier NV ordinary shares. Options outstanding at December 31, 2004 were exercisable by 2014. 11,026,609 options had vested at December 31, 2004.

     In addition to the above, 3,492,781 options were outstanding at December 31, 2004 under the Reed Elsevier Group plc Long Term Incentive Share Option Scheme at prices ranging between €10.30 and €10.57. Such options are exercisable by 2014 and will be met by the issue of new Reed Elsevier NV ordinary shares.

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

     Transactions during the three years ended December 31, 2004 were:

	Number of	Exercise
	ordinary	price
	shares	euro
Outstanding at December 31, 2001	1,718,003
Granted	—
Exercised	(632,078)	14.11

Outstanding at December 31, 2002	1,085,925
Granted	—
Exercised	—
Lapsed	(560,879)

Outstanding at December 31, 2003	525,046
Granted	—
Exercised	—
Lapsed	(394,264)

Outstanding at December 31, 2004	130,782

     The above outstanding options may, upon exercise, be met by the issue of new Reed Elsevier NV ordinary shares. Options outstanding at December 31, 2004 were exercisable by 2009. 130,782 options had vested at December 31, 2004.

16. Share option schemes — (continued)

     Excluded from the above are options granted under the Reed Elsevier Group plc Executive Share Option Schemes (No. 2) which, upon exercise, will be met by the Reed Elsevier Employee Benefit Trust (“EBT”) from shares purchased in the market. At December 31, 2004, there were 1,058,430 such options outstanding at exercise prices ranging between €9.57 and €13.55 exercisable by 2009. The EBT will also be used to satisfy nil cost conditional share awards granted principally under the Reed Elsevier Group plc Long Term Incentive Share Option Scheme, the Reed Elsevier Group plc Retention Share Plan, and the Reed Elsevier Group plc Bonus Investment Plan. At December 31, 2004, there were 3,483,162 such awards outstanding, exercisable between 2006 and 2007.

17. Called up share capital

			Issued and fully paid
	Authorised		2004		2003
	No. of shares	€m	No. of shares	€m	No. of shares	€m
Ordinary shares €0.06	2,100,000,000	126	740,090,600	44	738,760,906	44
R-shares €0.60	30,000,000	18	4,679,249	3	4,679,249	3

Total		144		47		47

     The increase in issued share capital in the year ended December 31, 2004 is due to the issue of 1.3 million new ordinary shares of €0.06 each on the exercise of share options.

     The R-shares are held by a subsidiary company of Reed Elsevier PLC. The R-shares are convertible at the election of the holder into ten ordinary shares each. They have otherwise the same rights as the ordinary shares, except that Reed Elsevier NV may pay a lower dividend on the R-shares.

18. Croup shareholders’ funds

	Share		Shares
	capital	Paid-in	held in
	issued	surplus	treasury	Reserves	Total
Reserves	€m	€m	€m	€m	€m
At January 1, 2002	47	1,438	(14)	907	2,378
Profit attributable to ordinary shareholders	—	—	—	144	144
Equity dividends paid and proposed	—	—	—	(221)	(221)
Issue of shares, net of expenses	—	22	—	—	22
Increase in shares held in treasury	—	—	(1)	—	(1)
Exchange translation differences	—	—	—	(303)	(303)

At January 1, 2003	47	1,460	(15)	527	2,019
Profit attributable to ordinary shareholders	—	—	—	242	242
Equity dividends paid and proposed	—	—	—	(221)	(221)
Issue of shares, net of expenses	—	3	—	—	3
Increase in shares held in treasury	—	—	(13)	—	(13)
Exchange translation differences	—	—	1	(311)	(310)
Equalisation adjustments	—	—	—	8	8

At January 1, 2004	47	1,463	(27)	245	1,728
Profit attributable to ordinary shareholders	—	—	—	223	223
Equity dividends paid and proposed	—	—	—	(244)	(244)
Issue of shares, net of expenses	—	14	—	—	14
Increase in shares held in treasury	—	—	(22)	—	(22)
Increase in conditional share reserve	—	—	—	8	8
Exchange translation differences	—	—	2	(114)	(112)
Equalisation adjustments	—	—	—	3	3

At December 31, 2004	47	1,477	(47)	121	1,598

     Within paid-in surplus, an amount of €1,300 million (2003: €1,286 million) is free of tax.

     Details of shares held in treasury are provided in note 27 to the combined financial statements.

19. Contingent liabilities

     There are contingent liabilities in respect of borrowings of the Reed Elsevier Group plc group and Elsevier Reed Finance BV group guaranteed by Reed Elsevier NV as follows:

	2004	2003
	€m	€m
Guaranteed jointly and severally with Reed Elsevier PLC.	3,519	3,822

     Financial instruments disclosures in respect of the borrowings covered by the above guarantees are given in note 23 to the Reed Elsevier combined financial statements.

20. US accounting information

Summary of the principal differences between UK and US GAAP

     The group financial statements are prepared in accordance with UK GAAP, which differs in certain significant respects from US GAAP. The effect of material differences on net income and shareholders’ funds is shown in the following tables and explained below.

Effects on net income of material differences between UK and US GAAP

			2004	2003	2002
	Note		€m	€m	€m
Net income under UK GAAP			223	242	144
Impact of US GAAP adjustments to combined financial statements	(i	)	119	197	201

Net income under US GAAP			342	439	345

Basic earnings per share under US GAAP (€)			0.44	0.56	0.44

Diluted earnings per share under US GAAP (€)			0.43	0.56	0.44

     Net income under US GAAP has been restated to reflect Reed Elsevier NV’s share of a reclassification in the combined financial statements, from intangible assets to goodwill, of amounts arising under US GAAP in relation to deferred taxation, and a consequential adjustment to amortisation. Net income, basic earnings per share and diluted earnings per share are higher than previously reported by €38 million , €0.05 and €0.05 respectively in 2003 and €42 million, €0.05 and €0.05 respectively in 2002.

     The basic and diluted earnings per share under US GAAP includes a 50% share of the exceptional items, as follows:

—	for 2004, €0.04 loss in respect of acquisition related costs including employee severance and other costs arising on the integration of Seisint, Saxon and other recent acquisitions, and reorganisation costs relating to employee severance actions taken in the year principally by Reed Business and Elsevier.

—	for 2003, €0.05 loss in respect of reorganisation costs related to employee severance, principally in Reed Business and LexisNexis, and acquisition related costs arising on the integration and rationalisation of Harcourt and other recent acquisitions, and €0.08 gain in respect of the disposal of businesses and fixed asset investments; and

—	for 2002, €0.08 loss in respect of reorganisation costs related to employee severance, principally in Reed Business and LexisNexis, and acquisition related costs arising on the integration and rationalisation of Harcourt and other recent acquisitions, and €0.09 gain in respect of the disposal of businesses and fixed asset investments.

Effects on shareholders’ funds of material differences between UK and US GAAP

		2004	2003
	Note	€m	€m
Shareholders’ funds under UK GAAP		1,598	1,728
Impact of US GAAP adjustments to combined financial statements	(i)	601	531
Equity dividends not declared in the period	(ii)	177	162

Shareholders’ funds under US GAAP		2,376	2,421

     Shareholders’ funds under US GAAP have been restated to reflect Reed Elsevier NV’s share of a reclassification in the combined financial statements, from intangible assets to goodwill, of amounts arising under US GAAP in relation to deferred taxation, and a consequential adjustment to amortisation. Shareholder funds at December 31, 2003 are €76 million higher than previously stated.

20. US accounting information — (continued)

(i) Impact of US GAAP adjustments to combined financial statements

     Reed Elsevier NV accounts for its 50% economic interest in the Reed Elsevier combined businesses, before the effect of tax credit equalisation, by the gross equity method in conformity with UK GAAP which is similar to the equity method in US GAAP. Using the equity method to present its net income and shareholders’ funds under US GAAP, Reed Elsevier NV reflects its 50% share of the effects of differences between UK and US GAAP relating to the combined businesses as a single reconciling item. The most significant differences relate to the capitalisation and amortisation of goodwill and intangibles, pensions, deferred taxes, stock based compensation and derivative financial instruments. A more complete explanation of the accounting policies used by the Reed Elsevier combined businesses and the differences between UK and US GAAP is given in note 28 to the Reed Elsevier combined financial statements.

(ii) Equity dividends

     Under UK GAAP, dividends are provided for in the year in respect of which they are proposed by the directors. Under US GAAP, such dividends would not be provided for until they are formally declared by the directors.

Presentation and classification differences

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

     The disclosure only provisions of SFAS 123 have been adopted. The following table illustrates the proforma effect on net income and earnings per share under US GAAP if the combined businesses had applied the fair value recognition provisions of SFAS 123 to stock based compensation and Reed Elsevier NV had recorded its share of the resulting charge.

	2004	2003	2002
	€m	€m	€m
Net income under US GAAP as reported	342	439	345
Reverse stock based compensation expense/(credit) determined under APB25	13	(4)	—
Stock based compensation expense determined under SFAS123	(42)	(27)	(28)

Proforma net income under US GAAP	313	408	317

Earnings per share under US GAAP
Basic — as reported (€)	0.44	0.56	0.44
Basic — proforma (€)	0.40	0.50	0.40
Diluted as reported (€)	0.43	0.56	0.44
Diluted — proforma (€)	0.40	0.50	0.40

     Additional disclosures regarding share options granted over Reed Elsevier NV ordinary shares, and the method and assumptions used to determine fair values, are set out under share options schemes below.

Comprehensive Income information

     SFAS130: Reporting Comprehensive Income requires that all items that are required to be recognised as components of comprehensive income under US GAAP are reported in a separate financial statement. Under US GAAP, comprehensive income for 2004 would be €179 million (2003: €44 million; 2002: €47 million loss). Under US GAAP, comprehensive income per share for 2004 would be €0.23 (2003: €0.06; 2002: €0.06 loss). Comprehensive income under US GAAP comprises net income for the financial year, share of the other comprehensive income items arising in the combined businesses, equalisation and exchange translation differences.

20. US accounting information — (continued)

Share option schemes

     A summary of the share option schemes operated over Reed Elsevier NV ordinary shares is set out in note 16.

     The tables set out below provide additional information regarding share options granted over Reed Elsevier NV ordinary shares under the Executive Share Option Scheme and the Reed Elsevier Group plc Senior Executive Long Term Incentive Scheme which may be met from the issue of new ordinary shares for the three years ended December 31, 2004.

Movement in options outstanding

	2004		2003		2002
		Weighted		Weighted		Weighted
		average		average		average
	Number of	exercise	Number of	exercise	Number of	exercise
	ordinary	price	ordinary	price	ordinary	price
	shares	(€)	shares	(€)	shares	(€)
Outstanding at January 1,	38,881,787	11.69	31,139,283	12.56	28,480,754	12.27
Granted	11,402,137	10.57	10,693,251	9.35	6,174,766	13.90
Exercised	(1,277,815)	10.19	(408,141)	10.37	(1,771,766)	12.44
Lapsed	(13,258,940)	11.78	(2,542,606)	12.72	(1,744,471)	12.56

Outstanding at December 31,	35,747,169	11.36	38,881,787	11.69	31,139,283	12.58

Exercisable at December 31,	11,230,216	12.55	8,590,964	11.81	1,665,165	15.21

Options granted during year

	2004		2003		2002
	Weighted		Weighted		Weighted
	average	Weighted	average	Weighted	average	Weighted
	exercise	average fair	exercise	average fair	exercise	average fair
	price	value	price	value	price	value
	(€)	(€)	(€)	(€)	(€)	(€)
Options whose exercise price equals the market price of ordinary shares on date of grant	10.57	2.49	9.35	2.32	13.90	2.56

     The fair value of each option grant is estimated on the date of grant using the Black Scholes option pricing model with the following assumptions for grants made in the year:

	2004	2003	2002
Expected life (years)	4.0	2.9	3.0
Expected dividend yield	2.00%	2.30%	2.19%
Expected volatility	32.00%	36.48%	24.86%
Risk free interest rate	3.38%	4.25%	4.21%

20. US accounting information — (continued)

Options outstanding at December 31, 2004

	Options outstanding
		Weighted		Options exercisable
		average	Weighted		Weighted
		remaining	average		average
	Number of	period to	exercise	Number of	exercise
	ordinary	vesting	price	ordinary	price
	shares	(years)	(€)	shares	(€)
Range of exercise prices (€)
8.01-9.00	9,030	1.19	8.81	—	—
9.01-10.00	8,678,964	1.14	9.34	155,417	9.34
10.01-11.00	15,130,009	1.58	10.54	4,070,794	10.47
11.01-12.00	1,521,068	0.03	11.49	1,482,408	11.49
12.01-13.00	218,740	0.59	12.58	37,893	12.59
13.01-14.00	6,363,075	0.11	13.85	1,698,055	13.60
14.01-15.00	3,268,989	—	14.75	3,268,989	14.75
15.01-16.00	557,294	0.02	15.62	516,660	15.64

	35,747,169	0.97	11.36	11,230,216	12.55

     The majority of options are subject to performance conditions that must be met before they can vest. The weighted average remaining period to vesting is presented on the basis that these performance conditions are met.

THIS PAGE INTENTIONALLY BLANK

GLOSSARY OF TERMS

Terms used in Annual Report on Form 20-F	US equivalent or brief description

Accruals	Accrued expenses
Adjusted operating profit	Operating profit before amortisation of goodwill and intangible assets and exceptional items presented in accordance with SFAS131: Disclosures about Segments of an Enterprise and Related Information
Allotted	Issued
Associate	An entity in which Reed Elsevier has a participating interest and, in the opinion of the directors, can exercise significant influence on its management
Bank borrowings	Payable to banks
Called up share capital	Issued share capital
Capital allowances	Tax term equivalent to US tax depreciation allowances
Capital and reserves	Shareholders’ equity
Combined businesses	Reed Elsevier PLC, Reed Elsevier NV, Reed Elsevier Group plc and Elsevier Reed Finance BV and their respective subsidiaries, associates and joint ventures
Creditors	Liabilities/payables
Current instalments of loans	Long term debt due within one year
Debtors	Receivables and prepaid expenses
EPS	Earnings per ordinary share
Finance lease	Capital lease
Fixed asset investments	Non-current investments
Freehold	Ownership with absolute rights in perpetuity
Gross equity method	A modified form of the equity method of accounting, which is required under UK GAAP for joint ventures. Under the gross equity method, additional information is provided on the share of turnover, gross assets and gross liabilities of joint ventures
Interest receivable	Interest income
Interest payable	Interest expense
Loans	Long term debt
Net cash acquired	Cash less debt acquired with a business
Prepayments	Prepaid expenses
Profit	Income
Profit and loss account	Income statement/statement of income
Profit attributable	Net income
Reed Elsevier	Reed Elsevier PLC, Reed Elsevier NV, Reed Elsevier Group plc and Elsevier Reed Finance BV and their respective subsidiaries, associates and joint ventures
Short term investments	Redeemable securities and short term deposits
Shareholders’ funds	Shareholders’ equity
Share premium account	Premiums paid in excess of par value of ordinary shares
Tangible fixed assets	Property, plant and equipment
Turnover/revenues	Sales
Underlying growth	The year on year growth calculated excluding the effects of acquisitions, disposals and the impact of currency translation

ITEM 19: EXHIBITS

Exhibits filed as part of this annual report

1.1	Memorandum and Articles of Association of Reed Elsevier PLC (incorporated by reference from Exhibit 1.1 to the 2002 Annual Report on Form 20-F filed with the SEC on March 10, 2003)

1.2	Articles of Association of Reed Elsevier NV (incorporated by reference from Exhibit 1.2 to the 2002 Annual Report on Form 20-F filed with the SEC on March 10, 2003)

1.3	Governing Agreement, dated April 15, 1999 between Reed International P.L.C. and Elsevier NV (incorporated by reference from Exhibit 3.3 to the 2000 Annual Report on Form 20-F filed with the SEC on March 13, 2001)

1.4	RHBV Agreement, dated December 23, 1992 among Elsevier NV and Reed Holding B.V. (incorporated by reference from Exhibit 1.4 to the 2002 Annual Report on Form 20-F filed with the SEC on March 10, 2003)

2.1	Indenture, dated as of May 9, 1995, among Reed Elsevier Capital, Reed International P.L.C., Elsevier NV and The Chase Manhattan Bank (incorporated by reference from Exhibit 4(a) to the Registration Statement on Form F-3 filed with the SEC on April 1, 1997)

2.2	First Supplemental Indenture, dated as of March 6, 1998, among Reed Elsevier Capital, Reed International P.L.C., Elsevier NV, Elsevier 1 BV and The Chase Manhattan Bank (incorporated by reference from Exhibit 4(b) to Amendment No.1 to the Registration Statement on Form F-3 filed with the SEC on April 16, 2001 (the “2001 Form F-3 Registration Statement”))

2.3	Second Supplemental Indenture, dated as of June 3, 1998, among Reed Elsevier Capital, Reed International P.L.C., Elsevier NV, Elsevier I BV and The Chase Manhattan Bank (incorporated by reference from Exhibit 4(c) to the 2001 Form F-3 Registration Statement)

2.4	Third Supplemental Indenture, dated as of February 21, 2001, among Reed Elsevier Capital, Reed International P.L.C., Elsevier NV and The Chase Manhattan Bank (incorporated by reference from Exhibit 4(d) to the 2001 Form F-3 Registration Statement)

2.5	Fourth Supplemental Indenture, dated as of July 31, 2001, among Reed Elsevier Capital, Reed International P.L.C., Elsevier NV and The Chase Manhattan Bank (incorporated by reference from Exhibit 2.5 to the 2002 Annual Report on Form 20-F filed with the SEC on March 10, 2003)

4.1	Agreement and Plan of Merger, dated October 27, 2000, among Reed Elsevier Inc., REH Mergersub Inc. and Harcourt General, Inc. (incorporated by reference from Exhibit 10.11 to the Registration Statement on Form F-3 filed with the SEC on November 29, 2000 (the “2000 Form F-3 Registration Statement”)

4.2	Sale and Purchase Agreement, dated October 27, 2000, between Reed Elsevier Inc. and The Thomson Corporation (incorporated by reference from Exhibit 10.13 to the 2000 Form F-3 Registration Statement)

4.3	Reed Elsevier Group plc Share Option Scheme (incorporated by reference from Exhibit 4.3 to the 2003 Annual Report on Form 20-F filed with the SEC on March 15, 2004)

4.4	Reed Elsevier Group plc Long Term Incentive Share Option Scheme (incorporated by reference from Exhibit 4.3 to the 2003 Annual Report on Form 20-F filed with the SEC on March 15, 2004)

4.5	Reed Elsevier Group plc Bonus Investment Plan (incorporated by reference from Exhibit 4.3 to the 2003 Annual Report on Form 20-F filed with the SEC on March 15, 2004)

4.6	Reed Elsevier Group plc Bonus Investment Plan (2002) (incorporated by reference from Exhibit 4.3 to the 2003 Annual Report on Form 20-F filed with the SEC on March 15, 2004)

4.7	Reed Elsevier Group plc Executive Share Option Schemes (No. 2) (incorporated by reference from Exhibit 4.3 to the 2003 Annual Report on Form 20-F filed with the SEC on March 15, 2004)

4.8	Reed Elsevier Group plc Executive UK and Overseas Share Option Schemes (incorporated by reference from Exhibit 10.6 to the 2000 Form F-3 Registration Statement)

4.9	Reed Elsevier Group plc Senior Executive Long Term Incentive Scheme (incorporated by reference from Exhibit 10.7 to the 2000 Form F-3 Registration Statement)

4.10	Reed Elsevier Group plc Retention Share Plan.

4.11	Reed Elsevier US Salary Investment Plan (incorporated by reference from Exhibit 4.10 to the Registration Statement on Form S-8 filed with the SEC on October 2, 2000)

4.12	Deposit Agreement, dated as of October 27, 2003, among Reed Elsevier PLC, The Bank of New York and all holders from time to time of American Depositary Receipts (incorporated by reference from Exhibit (a)(1) to Amendment No. 1 to the Registration Statement on Form F-6 filed by Reed Elsevier PLC with the SEC on October 17, 2003)

4.13	Deposit Agreement, dated as of October 27, 2003, among Reed Elsevier NV, The Bank of New York and all holders from time to time of American Depositary Receipts (incorporated by reference from Exhibit (a)(1) to Amendment No. 1 to the Registration Statement on Form F-6 filed by Reed Elsevier NV with the SEC on October 17, 2003)

8.	List of significant subsidiaries, associates, joint ventures and business units

12.1	Certification Pursuant to Section 302 of Sarbanes-Oxley Act of 2002, by the Chief Executive Officer of Reed Elsevier PLC

12.2	Certification Pursuant to Section 302 of Sarbanes-Oxley Act of 2002, by the Chief Financial Officer of Reed Elsevier PLC

12.3	Certification Pursuant to Section 302 of Sarbanes-Oxley Act of 2002, by the Chief Executive Officer of Reed Elsevier NV

12.4	Certification Pursuant to Section 302 of Sarbanes-Oxley Act of 2002, by the Chief Financial Officer of Reed Elsevier NV

13.1	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, by the Chief Executive Officer of Reed Elsevier PLC

13.2	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, by the Chief Financial Officer of Reed Elsevier PLC

13.3	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, by the Chief Executive Officer of Reed Elsevier NV

13.4	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, by the Chief Financial Officer of Reed Elsevier NV

14.1	Independent Registered Public Accounting Firm’s Consent — Reed Elsevier Combined Financial Statements

14.2	Independent Registered Public Accounting Firm‘s Consent — Reed Elsevier PLC Consolidated Financial Statements

14.3	Independent Registered Public Accounting Firm‘s Consent — Reed Elsevier NV Group Financial Statements

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

THIS PAGE INTENTIONALLY BLANK

SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, each of the Registrants certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorised, on March 14, 2005.

REED ELSEVIER PLC	REED ELSEVIER NV
Registrant	Registrant

By: /s/ SIR CRISPIN DAVIS	By: /s/ SIR CRISPIN DAVIS

Sir Crispin Davis	Sir Crispin Davis
Chief Executive Officer	Member, Executive Board & Chief Executive Officer

By: /s/ M H ARMOUR	By: /s/ M H ARMOUR

M H Armour	M H Armour
Chief Financial Officer	Member, Executive Board & Chief Financial Officer

Dated: March 14, 2005	Dated: March 14, 2005