Form 20-F
period 2005-12-31
REED ELSEVIER PLC; ELSEVIER NV /
filed 2006-03-16
CIK 929869, 929872

As filed with the Securities and Exchange Commission on March 16, 2006

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)
☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
or
☑ ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005
or
☐ TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to
or
☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission file number: 1-3334

REED ELSEVIER PLC (Exact name of Registrant as specified in its charter)	REED ELSEVIER NV (Exact name of Registrant as specified in its charter)
England (Jurisdiction of incorporation or organisation)	The Netherlands (Jurisdiction of incorporation or organisation)
1-3 Strand London WC2N 5JR England (Address of principal executive offices)	Radarweg 29 1043 NX Amsterdam The Netherlands (Address of principal executive offices)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Name of exchange on which
Title of each class	registered

Reed Elsevier PLC:
American Depositary Shares (each representing four Reed Elsevier PLC ordinary shares)	New York Stock Exchange
Ordinary shares of 12.5p each (the “Reed Elsevier PLC ordinary shares”)	New York Stock Exchange*

Reed Elsevier NV:
American Depositary Shares (each representing two Reed Elsevier NV ordinary shares)	New York Stock Exchange
Ordinary shares of €0.06 each (the “Reed Elsevier NV ordinary shares”)	New York Stock Exchange*

*	Listed, not for trading, but only in connection with the listing of the applicable Registrant’s American Depositary Shares issued in respect thereof.
Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuers’ classes of capital or common stock as of December 31, 2005:

Reed Elsevier PLC: Number of outstanding shares
Ordinary shares of 12.5p each	1,277,013,440
Reed Elsevier NV:
Ordinary shares of €0.06 each	741,805,230
R-shares of €0.60 each (held by a subsidiary of Reed Elsevier PLC)	4,679,249

Indicate by check mark if the registrants are well-known seasoned issuers, as defined in Rule 405 of the Securities Act.
Yes                ☑                    No                ☐
If this report is an annual or transition report, indicate by check mark if the registrants are not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
Yes                ☐                    No                ☑
Indicate by check mark whether the registrants (1) have filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) have been subject to such filing requirements for the past 90 days:
Yes                ☑                    No                ☐
Indicate by check mark whether the registrants are large accelerated filers, accelerated filers, or non-accelerated filers. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.
Large accelerated filer                ☑                    Accelerated filer                ☐                    Non-accelerated filer                ☐
Indicate by check mark which financial statement item the registrants have elected to follow:
Item 17         ☐                   Item 18         ☑
If this is an annual report, indicate by check mark whether the registrants are shell companies (as defined in Rule 12b-2 of the Exchange Act):
Yes                ☐                    No                ☑

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
     Important factors that could cause actual results to differ materially from estimates or forecasts contained in the forward looking statements include, among others:

•	general economic and business conditions;

•	exchange rate fluctuations;

•	the impact of technological change, including the impact of electronic or other distribution formats, on our businesses;

•	competitive factors in the industries in which we operate;

•	demand for our products and services;

•	uncertainties as to whether our strategies and business plans will produce the expected returns;

•	significant failures or interruptions of our electronic delivery platforms;

•	breaches of our data security systems or other unauthorised access to our databases;

•	our ability to maintain high quality management;

•	changes in law and legal interpretation affecting our intellectual property rights and internet communications;

•	legislative, fiscal and regulatory developments and political risks;

•	requirements or actions of anti-trust authorities;

•	changes in the seasonal and cyclical nature of the markets for our products and services;

•	changes in, and the timing of, public funding and spending by schools, academic institutions and states;

•	disruption to our business or markets arising from natural disasters, international security or public health concerns and acts of terrorism or war; and

•	other risks referenced from time to time in the filings of Reed Elsevier PLC and Reed Elsevier NV with the Securities and Exchange Commission (the “SEC”).
     The terms “estimate”, “project”, “plan”, “intend”, “expect”, “believe”, “should” and similar expressions identify forward looking statements. These forward looking statements are found at various places throughout this annual report and the other documents incorporated by reference in this annual report (see “Item 19: Exhibits” on page F-86 of this annual report).
     You should not place undue reliance on these forward looking statements, which speak only as of the date of this annual report. We undertake no obligation to publicly update or release any revisions to these forward looking statements to reflect events or circumstances after the date of this annual report or to reflect the occurrence of unanticipated events.

PART I
ITEM 3: KEY INFORMATION
SELECTED FINANCIAL DATA
REED ELSEVIER
     The selected combined financial data for Reed Elsevier should be read in conjunction with, and is qualified by, the combined financial statements included in this annual report. In addition, as separate legal entities, Reed Elsevier PLC and Reed Elsevier NV prepare separate consolidated financial statements which reflect their respective shareholders’ economic interest in Reed Elsevier accounted for on an equity basis.
     All of the selected financial data for Reed Elsevier set out below has been extracted or derived from the combined financial statements which have been audited by Deloitte & Touche LLP, London and Deloitte Accountants BV, Amsterdam.
     Following a regulation adopted by the European Parliament, the combined financial statements have for the first time been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”) and adopted by the European Union (“EU”). As permitted for first-time application of IFRS, only two years of IFRS information are presented in this report. An explanation of the changes in accounting policies on adoption of IFRS, and reconciliations of net income and equity for the 2004 financial year from previously applied UK GAAP (“previous UK GAAP”) to IFRS are included in note 34 to the combined financial statements.
Combined Income Statement Data

	As at December 31,

	2005(2)	2005	2004	2003	2002	2001

	(in millions)
Amounts in accordance with IFRS:(1)
Revenue(3)	$8,937	£5,166	£4,812
Operating profit(3)	1,451	839	766
Net finance costs	(242)	(140)	(132)
Disposals and other non operating items(4)	3	2	(3)		n/ a
Profit before tax	1,213	701	631
Taxation	(410)	(237)	(170)
Minority interests	(3)	(2)	(2)
Profit attributable to parent companies’ shareholders	799	462	459
Amounts in accordance with US GAAP:
Operating income(5)(6)	$1,294	£748	£804	£940	£746	£306
Taxes	(405)	(234)	(252)	(202)	(150)	(183)
Net income/(loss)(5)(6)	647	374	418	568	389	(19)
Combined Balance Sheet Data

	As at December 31,

	2005(2)	2005	2004	2003	2002	2001

	(in millions)
Amounts in accordance with IFRS:(1)
Total assets	$15,790	£9,127	£7,952
Long term obligations less current portion	(3,917)	(2,264)	(1,706)
Net borrowings(7)	(4,661)	(2,694)	(2,532)		n/ a
Minority interests	(26)	(15)	(13)
Combined shareholders’ equity	3,408	1,970	1,664
Amounts in accordance with US GAAP:
Total assets(5)	$18,373	£10,620	£9,462	£9,889	£10,279	£11,172
Long term obligations less current portion	(5,455)	(3,153)	(2,749)	(2,994)	(3,294)	(3,659)
Combined shareholders’ funds/ Net assets(5)	6,510	3,763	3,431	3,462	3,436	3,502

(1)	The combined financial statements are prepared in accordance with accounting policies that are in conformity with IFRS, as issued by the IASB and adopted by the EU. IFRS differs in certain significant respects from US GAAP. The principal differences between IFRS and US GAAP relevant to Reed Elsevier are set out in note 35 to the combined financial statements.

(2)	Noon buying rates as at December 31, 2005 have been used to provide a convenience translation into US dollars, see “— Exchange Rates” on page 9. At December 31, 2005, the noon buying rate was $1.73 per £1.00.

(3)	All revenue and operating profit is derived from continuing operations. Operating profit under IFRS is stated after charging £276 million in respect of amortisation of acquired intangible assets (2004: £255 million); £21 million in respect of acquisition integration costs (2004: £38 million); and £6 million in respect of taxation in joint ventures (2004: £7 million).

(4)	Disposals and other non operating items comprise a £1 million loss on disposal of businesses and other assets (2004: £3 million loss) and a £3 million gain relating to the revaluation of held for trading investments (2004: £ nil).

(5)	Operating income, taxes, net income and combined shareholders’ funds under US GAAP have been restated for 2004, 2003, 2002 and 2001 to reflect the adoption of SFAS 123(R) — Share-Based Payment, using the modified retrospective approach, which requires an expense to be recorded based on the fair value of the award at the date of grant, and related deferred tax effects. Operating income under US GAAP is lower than previously reported by £39 million in 2004; £43 million in 2003; £36 million in 2002; and £22 million in 2001. Net income under US GAAP is lower than previously reported by £31 million in 2004; £22 million in 2003; £29 million in 2002; and £14 million in 2001. Total assets, net assets and combined shareholders’ funds under US GAAP are higher than previously reported by £58 million in 2004; £52 million in 2003; £28 million in 2002; and £21 million in 2001. Further details are included in note 35 to the combined financial statements.

(6)	Net income under US GAAP reflects the adoption in 2002 of SFAS 141 — Business Combinations and SFAS 142 — Goodwill and other Intangible Assets, under which goodwill and intangible assets with indefinite lives ceased to be amortised. Net income under US GAAP in 2001 was not restated on the adoption of SFAS 141 and 142.

(7)	Net borrowings comprise gross borrowings of £3,164 million (2004: £2,757 million), less related derivative financial instrument assets of £174 million (2004: £ nil), and cash and cash equivalents of £296 million (2004: £225 million).

REED ELSEVIER PLC
     The selected financial data for Reed Elsevier PLC should be read in conjunction with, and is qualified by, the consolidated financial statements of Reed Elsevier PLC included in this annual report. The results and financial position of Reed Elsevier PLC reflect the 52.9% economic interest of Reed Elsevier PLC’s shareholders in Reed Elsevier, after taking account of results arising in Reed Elsevier PLC and its subsidiaries. These interests have been accounted for on an equity basis.
     All of the selected consolidated financial data for Reed Elsevier PLC set out below has been extracted or derived from the financial statements of Reed Elsevier PLC, which have been audited by Deloitte & Touche LLP, London.
     Following a regulation adopted by the European Parliament, the Reed Elsevier PLC consolidated financial statements have for the first time been prepared in accordance with IFRS, as issued by the IASB and adopted by the EU. As permitted for first-time application of IFRS, only two years of IFRS information has been presented in this report. Reconciliations of net income and equity for the 2004 financial year from previous UK GAAP to IFRS are included in note 20 to the Reed Elsevier PLC consolidated financial statements.

	As at December 31,

	2005(2)	2005		2004		2003		2002		2001

	(in millions, except per share amounts)
Amounts in accordance with IFRS:(1)
Profit before tax	$419	£242		£240
Taxation	(12)	(7)		(5)
Profit attributable to ordinary shareholders	407	235		235
Basic earnings per Reed Elsevier PLC ordinary share	32.2¢	18.6	p	18.6	p
Diluted earnings per Reed Elsevier PLC ordinary share	31.8¢	18.4	p	18.5	p			n/ a
Dividends per Reed Elsevier PLC ordinary share(3)	23.0¢	13.3	p	12.1	p
Total assets	$1,886	£1,090		£929
Long term obligations	(62)	(36)		(36)
Total equity/ Net assets	1,803	1,042		880
Weighted average number of shares	1,266.2	1,266.2		1,264.6
Amounts in accordance with US GAAP:
Net income/(loss)(4)(5)	$325	£188		£213		£294		£199		£(15)
Basic earnings/(loss) per Reed Elsevier PLC ordinary share(4)	25.6¢	14.8	p	16.8	p	23.3	p	15.7	p	(1.2	p)
Diluted earnings/(loss) per Reed Elsevier PLC ordinary share(4)	25.4¢	14.7	p	16.7	p	23.3	p	15.6	p	(1.1	p)
Total assets(4)	$3,526	£2,038		£1,864		£1,876		£1,864		£1,898
Long term obligations	(62)	(36)		(36)		(36)		(36)		(36)
Shareholders’ funds/ Net assets(4)	3,443	1,990		1,815		1,831		1,817		1,852

(1)	The consolidated financial statements of Reed Elsevier PLC are prepared in accordance with accounting policies that are in conformity with IFRS, as issued by the IASB and adopted by the EU. IFRS differs in certain significant respects from US GAAP. The principal differences between IFRS and US GAAP relevant to Reed Elsevier PLC are set out in note 22 to the Reed Elsevier PLC consolidated financial statements.

(2)	Noon buying rates as at December 31, 2005 have been used to provide a convenience translation into US dollars, see “— Exchange Rates” on page 9. At December 31, 2005 the noon buying rate was $1.73 per £1.00.

(3)	The amount of dividends per Reed Elsevier PLC ordinary share shown excludes the UK tax credit available to certain Reed Elsevier PLC shareholders, including beneficial owners of Reed Elsevier PLC ADSs who are residents of the United States for the purposes of the UK Tax Treaty, and do not include any deduction on account of UK withholding taxes, currently at the rate of 15% of the sum of the dividend and the related tax credit in most cases; see “Item 10: Additional Information — Taxation”.

Dividends declared in the year, in amounts per ordinary share, comprise a 2004 final dividend of 9.6p and 2005 interim dividend of 3.7p giving a total of 13.3p (2004: 12.1p). The directors of Reed Elsevier PLC have proposed a 2005 final dividend of 10.7p (2004: 9.6p), giving a total dividend for the year of 14.4p (2004: 13.0p).

Dividends per Reed Elsevier PLC ordinary share for the year ended December 31, 2004, translated into cents at the noon buying rate on December 31, 2004, were 23.4 cents. See “— Exchange Rates” on page 9.

(4)	Net income and shareholders’ funds under US GAAP have been restated for 2004, 2003, 2002 and 2001 to reflect the adoption of SFAS 123(R) — Share-Based Payment, using the modified retrospective approach, which requires an expense to be recorded based on the fair value of the award at the date of grant, and related deferred tax effects. Net income, basic earnings per ordinary share and diluted earnings per ordinary share under US GAAP are lower than previously stated by £16 million, 1.3p and 1.3p respectively in 2004; £12 million, 0.9p and 0.9p respectively in 2003; £15 million, 1.2p and 1.2p respectively in 2002; and £7 million, 0.6p and 0.5p respectively in 2001. Total assets, net assets and shareholders’ funds under US GAAP are higher than previously stated by £32 million in 2004; £26 million in 2003; £15 million in 2002; and £11 million in 2001.

(5)	Net income under US GAAP reflects the adoption by the combined businesses in 2002 of SFAS 141 — Business Combinations and SFAS 142 — Goodwill and other Intangible Assets, under which goodwill and intangible assets with indefinite lives ceased to be amortised. Net income under US GAAP in 2001 was not restated on the adoption of SFAS 141 and 142.

REED ELSEVIER NV
     The selected financial data for Reed Elsevier NV should be read in conjunction with, and is qualified by, the consolidated financial statements of Reed Elsevier NV included in this annual report. The results and financial position of Reed Elsevier NV reflect the 50% economic interest of Reed Elsevier NV’s shareholders in Reed Elsevier. These interests are accounted for on an equity basis.
     All of the selected financial data for Reed Elsevier NV set out below has been extracted or derived from the consolidated financial statements of Reed Elsevier NV, which have been audited by Deloitte Accountants BV, Amsterdam.
     Following a regulation adopted by the European Parliament, the Reed Elsevier NV consolidated financial statements have for the first time been prepared in accordance with IFRS as issued by the IASB and adopted by EU. As permitted for first-time application of IFRS, only two years of IFRS information has been presented in this report. Reconciliations of net income and equity for the 2004 financial year from previous UK GAAP to IFRS are included in note 19 to the Reed Elsevier NV consolidated financial statements.

	As at December 31,

	2005(2)	2005	2004	2003	2002	2001

	(in millions, except per share amounts)
Amounts in accordance with IFRS:(1)
Profit before tax	$399	€338	€338
Taxation	—	—	—
Profit attributable to ordinary shareholders	399	338	338
Basic earnings per Reed Elsevier NV ordinary share	50.7¢	€0.43	€0.43
Diluted earnings per Reed Elsevier NV ordinary share	50.7¢	€0.43	€0.43		n/ a
Dividends per Reed Elsevier NV ordinary share(3)	39.2¢	€0.332	€0.310
Total assets	$1,782	€1,510	€1,245
Total equity/ Net assets	1,697	1,438	1,173
Weighted average number of shares	783.3	783.3	783.3
Amounts in accordance with US GAAP:
Net income(4)(5)	$339	€287	€320	€423	€322	€(3)
Basic earnings per Reed Elsevier NV ordinary share (4)	43.7¢	€0.37	€0.41	€0.54	€0.41	€0.00
Diluted earnings per Reed Elsevier NV ordinary share(4)	42.5¢	€0.36	€0.41	€0.54	€0.41	€0.00
Total assets(4)	$3,326	€2,819	€2,491	€2,533	€2,704	€2,947
Long term obligations	—	—	—	(7)	(6)	(5)
Shareholders’ funds/ Net assets(4)	3,241	2,747	2,419	2,456	2,628	2,871

(1)	The consolidated financial statements of Reed Elsevier NV are prepared in accordance with accounting policies that are in conformity with IFRS, as issued by the IASB and adopted by the EU. IFRS differs in certain significant respects from US GAAP. The principal differences between IFRS and US GAAP relevant to Reed Elsevier NV are set out in note 21 to the Reed Elsevier NV consolidated financial statements.

(2)	Noon buying rates as at December 31, 2005 have been used to provide a convenience translation into US dollars, see “— Exchange Rates” on page 9. At December 31, 2005 the Noon Buying Rate was $1.18 per €1.00.

(3)	Dividends declared in the year comprise, in amounts per ordinary share, a 2004 final dividend of €0.240 and 2005 interim dividend of €0.092 giving a total of €0.332 (2004: €0.310). The directors of Reed Elsevier NV have proposed a 2005 final dividend of €0.267 (2004: €0.240), giving a total dividend for the year of €0.359 (2004: €0.330).
Dividends per Reed Elsevier NV ordinary share for the year ended December 31, 2004, translated into cents at the noon buying rate on December 31, 2004, were 42.5 cents. See “— Exchange Rates” on page 9.

(4)	Net income and shareholders’ funds under US GAAP have been restated for 2004, 2003, 2002 and 2001 to reflect the adoption of SFAS 123(R) — Share-Based Payment, using the modified retrospective approach, which requires an expense to be recorded based on the fair value of the award at the date of grant, and related deferred tax effects. Net income, basic earnings per ordinary share and diluted earnings per ordinary share under US GAAP are lower than previously stated by €22 million, €0.03 and €0.02 respectively in 2004; €16 million, €0.02 and €0.02 respectively in 2003; €23 million, €0.03 and €0.03 respectively in 2002; and €11 million, €0.01 and €0.01 respectively in 2001. Total assets, net assets and shareholders’ funds under US GAAP are higher than previously stated by €43 million in 2004; €35 million in 2003; €22 million in 2002; and €17 million in 2001.

(5)	Net income under US GAAP reflects the adoption by the combined businesses in 2002 of SFAS 141 — Business Combinations and SFAS 142 — Goodwill and other Intangible Assets, under which goodwill and intangible assets with indefinite lives ceased to be amortised. Net income under US GAAP in 2001 was not restated on the adoption of SFAS 141 and 142.

EXCHANGE RATES
     For a discussion of the impact of currency fluctuations on Reed Elsevier’s combined results of operations and combined financial position, see “Item 5: Operating and Financial Review and Prospects”.
     The following tables illustrate, for the periods and dates indicated, certain information concerning the Noon Buying Rate for pounds sterling expressed in US dollars per £1.00 and for the euro expressed in US dollars per €1.00. The exchange rate on February 15, 2006 was £1.00 = $1.74 and €1.00 = $1.19.
US dollars per £1.00 — Noon Buying Rates

	Period

Year ended December 31,	End	Average(1)	High	Low

2005	1.73	1.82	1.93	1.71
2004	1.93	1.83	1.95	1.75
2003	1.78	1.64	1.78	1.55
2002	1.61	1.50	1.61	1.41
2001	1.45	1.44	1.50	1.37

Month	High	Low

February 2006 (through February 15, 2006)	1.78	1.73
January 2006	1.79	1.73
December 2005	1.77	1.72
November 2005	1.78	1.71
October 2005	1.79	1.75
September 2005	1.84	1.76
August 2005	1.81	1.77
US dollars per €1.00 — Noon Buying Rates

	Period

Year ended December 31,	End	Average(1)	High	Low

2005	1.18	1.24	1.37	1.17
2004	1.37	1.24	1.36	1.18
2003	1.26	1.13	1.26	1.04
2002	1.05	0.95	1.05	0.86
2001	0.89	0.90	0.95	0.84

Month	High	Low

February 2006 (through February 15, 2006)	1.21	1.19
January 2006	1.23	1.18
December 2005	1.20	1.17
November 2005	1.21	1.17
October 2005	1.21	1.19
September 2005	1.25	1.20
August 2005	1.24	1.21

(1)	The average of the Noon Buying Rates on the last day of each month during the relevant period.
     Noon Buying Rates have not been used in the preparation of the Reed Elsevier combined financial statements, the Reed Elsevier PLC consolidated financial statements or the Reed Elsevier NV consolidated financial statements but have been used for certain convenience translations where indicated.

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
     Our businesses provide customers with access to database information such as caselaw, treatises, journals, and publications as well as other data. Our LexisNexis risk management business also provides authorised customers with access to public records and other information on US individuals made available in accordance with applicable privacy laws and regulations. There are persons who try to breach our data security systems or gain other unauthorised access to our databases in order to misappropriate such information for potentially fraudulent purposes and we have previously disclosed incidents of such unauthorised access. Because the techniques used by such persons change frequently, we may be unable to anticipate or protect against the threat of breaches of data security or other unauthorised access. Breaches of our data security systems or other unauthorised access to our databases could damage our reputation and expose us to a risk of loss or litigation and possible liability, as well as increase the likelihood of more extensive governmental regulation of these activities in a way that could adversely affect this aspect of our business.

Changes in government funding of, or spending by, schools, academic institutions and states may adversely affect demand for the products and services of our education and science and medical businesses.
     The customers of our Harcourt Education business in the United States include state boards of education and local school districts, which rely on various sources of governmental funding, primarily from state and local governments, to purchase products and services offered by our education business. The principal customers for the information products and services offered by our Elsevier science and medical publishing business are academic institutions, which fund purchases of these products and services from limited budgets that may be sensitive to changes in private and governmental sources of funding. Accordingly any decreases or delays in governmental funding for schools, decreases in budgets of academic institutions or changes in the spending patterns of schools or academic institutions could adversely affect our businesses.

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
     We are investing significant amounts to develop and promote electronic products and platforms. The provision of electronic products and services is very competitive and we may experience difficulties developing this aspect of our business due to a variety of factors, many of which are beyond our control. These factors may include competition from comparable and new technologies, new business models and changes in regulation.

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
     The scientific, technical and medical (STM) primary publications of Elsevier, like those of most of our competitors, are published on a paid subscription basis. There has been recent debate in the academic and library communities, which are the principal customers for our STM publications, regarding whether such publications should be free and funded instead through fees charged to authors and from governmental and other subsidies or made freely available after a period following publication. If these methods of STM publishing are widely adopted, it could adversely affect our revenue from Elsevier’s paid subscription publications.

A significant portion of our revenue is derived from advertising and exhibitions and spending by companies on advertising and other marketing activities has historically been cyclical.
     Approximately 13% of our revenue in 2005 was derived from advertising and 9% from exhibitions. The Reed Business segment in particular is highly dependent on advertising and exhibitions revenue. In 2005, 37% of Reed Business segment revenue was derived from advertising and 35% from exhibitions.
     Traditionally, spending by companies on advertising and other marketing activities has been cyclical with companies spending significantly less on advertising in times of economic slowdown or recession. Our results could be adversely affected by a reduction of advertising revenues following economic slowdown or recession.
     The exhibitions business is similarly affected by cyclical pressures on spending by companies. Additionally, participation and attendance at exhibitions is affected by the availability of exhibition venues and the propensity of exhibitors and attendees to travel. Our results could be adversely affected if the availability of venues or the demand from exhibitors and attendees were reduced, for example due to international security or public health concerns or acts of terrorism or war.

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
Material acquisitions and disposals
     Total acquisition expenditure in the two years ended December 31, 2005 was £954 million, after taking into account borrowings and cash acquired. During 2005 a number of acquisitions were made for a total consideration amounting to £307 million. The most significant acquisition was of MediMedia MAP, a medical books and journals publishing business based principally in France, Spain, Italy and the United States, for £188 million in August, 2005. There were no significant disposals in 2005. During 2004 a number of acquisitions were made for a total consideration amounting to £647 million. The most significant acquisitions were of Seisint Inc., a risk management business, for £414 million and Saxon Publishers, a supplemental educational publishing business, for £117 million. There were no significant disposals in 2004.
Capital expenditure
     Capital expenditure on property, plant, equipment and internally developed intangible assets principally relates to investment in systems infrastructure to support electronic publishing activities, computer equipment and office facilities. Total such capital expenditure, which is financed from operating cash flows, amounted to £205 million in 2005 (2004: £203 million). Further information on capital expenditure is given in notes 15 and 17 to the combined financial statements.

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

BUSINESS OVERVIEW
     We are one of the world’s leading publishers and information providers. Our activities include science and medical, legal, education and business publishing. Our principal operations are in North America and Europe. For the year ended December 31, 2005, we had total revenue of approximately £5.2 billion and an average of approximately 36,100 employees. As at December 31, 2005, we had approximately 36,500 employees. In 2005, North America represented our largest single geographic market, based on revenue by destination, contributing 58% of our total revenue.
     Revenue is derived principally from subscriptions, circulation sales, advertising sales and exhibition fees. In 2005, 38% of Reed Elsevier’s revenue was derived from subscriptions; 33% from circulation sales; 13% from advertising sales; 9% from exhibition fees; and 7% from other sources. An increasing proportion of revenue is derived from electronic information products, principally internet based, and in 2005, 35% of our revenue was derived from such sources, including 65% of LexisNexis revenue, 45% of Elsevier revenue and 13% of Reed Business revenue.
     Subscription sales are defined as revenue derived from the periodic distribution or update of a product or from the provision of access to online services, which is often prepaid. Circulation sales include all other revenue from the distribution of a product and transactional sales of online services, usually on cash or credit terms. The level of publishing-related advertising sales and exhibition fees has historically been tied closely to the economic and business investment cycle with changes in the profit performance of advertisers, business confidence and other economic factors having a high correlation with changes in the size of the market. Subscription sales and circulation sales have tended to be more stable than advertising sales through economic cycles.
     Revenue is recognised for the various categories as follows: subscriptions — on periodic despatch of subscribed product or rateably over the period of the subscription where performance is not measurable by despatch; circulation — on despatch; advertising — on publication or period of online display; exhibitions — on occurrence of the exhibition; educational testing contracts — over the term of the contract on percentage completed against delivery milestones. Where sales consist of two or more independent components, revenue is recognised on each component as it is completed by performance, based on attribution of relative value.
     Certain of our businesses are seasonal in nature. In Elsevier, a significant proportion of annual revenue is derived from calendar year based journal subscriptions, with the substantial majority of annual cash inflow from these arising in the fourth quarter of each financial year. The majority of new Health Sciences publishing arises in the second half of the year. In Harcourt Education, the US Schools and Assessment businesses have a significant cash outflow in the first half of each year as product is produced and expenses incurred ahead of the main sales period in June through September, and after which there is substantial cash inflow. This, together with the phasing of other subscription receipts and exhibition deposits, results in significant cash flow seasonality whereby the substantial majority of annual operating cash inflows normally arise in the second half of the year.
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
     Our businesses provide products and services that are organised to serve four business sectors: Elsevier serves the science and medical sector; LexisNexis, the legal and other professional sectors; Harcourt Education, the education sector; and Reed Business, the business to business sector.

	Revenue
	Year ended December 31,

	2005		2004

	(in millions, except percentages)
Elsevier	£1,436	28%	£1,363	28%
LexisNexis	1,466	28	1,292	27
Harcourt Education	901	18	868	18
Reed Business	1,363	26	1,289	27

Total	£5,166	100%	£4,812	100%

ELSEVIER

	Year ended December 31,

	2005	2004

	(in millions)
Revenue
Elsevier
Science & Technology	£785	£779
Health Sciences	651	584

	£1,436	£1,363

     Elsevier comprises worldwide scientific, technical and medical publishing and communications businesses. Elsevier is headquartered in Amsterdam and its principal operations are located in Amsterdam, London, Oxford, New York, Philadelphia, St. Louis, San Francisco, Paris, Munich, Madrid, Singapore, Tokyo and Delhi.
     Elsevier is managed as two customer-facing divisions: Science & Technology and Health Sciences, supported by shared service functions that provide production, information technology, fulfilment and distribution services.
Science & Technology
     The Science & Technology division contributed 55% of the total Elsevier revenue in 2005. Of this revenue, 77% came from journals (both print and electronic), 9% from books and the rest mainly from databases and software. Approximately 39% of Science & Technology revenue in 2005 was derived from North America, 35% from Europe and the remaining 26% from the rest of the world.
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
     Science & Technology’s flagship electronic product, ScienceDirect, is a full text online scientific research service. ScienceDirect now holds over 7 million scientific research articles and an expanding portfolio of books that can be searched, accessed and linked. In April 2005, handbooks were launched on ScienceDirect, which together with existing product programmes expanded currently available book content to 7 handbooks comprising a total of 170 volumes, 49 major reference works and 145 book series. Elsevier also publishes secondary material in the form of supporting bibliographic data, indexes and abstracts, and tertiary information in the form of review and reference works.
     Following its launch in November 2004, Elsevier has continued to develop its major new electronic product, Scopus, which provides scientists with a comprehensive database and intuitive tool to navigate their way quickly through the world’s accumulated scientific research. In December 2005, the product suite was extended with the customer launch of Citation Tracker. The Scopus database now has nearly 30 million abstracts of scientific research articles from 15,000 peer reviewed publications, 13 million patents, and it references over 180 million web pages. The navigational service was developed in close collaboration with 20 library partners around the world.
     Elsevier offers secondary databases, available electronically, online or on CD. These include: EMBASE, covering pharmaceutical and biomedical sciences; Compendex, which is largely distributed through the online discovery platform Engineering Village 2, covering the engineering disciplines; and Geobase, focusing on geoscience and related areas.
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
Health Sciences
     The Health Sciences division of Elsevier operates an international network of nursing, health professions and medical publishing and communications businesses under the Saunders, Mosby, Churchill Livingstone, Excerpta Medica, Masson, Doyma and Netter imprints and brands. Its principal geographic markets are the United States, the United Kingdom, Germany, France and Spain, while other important markets include Italy, Canada, Australia, Japan, China, India and South East Asia.
     Health Sciences contributed approximately 45% of Elsevier revenue in 2005. Of this revenue, 46% came from journals and related activities, 47% from books and related activities, both delivered in print and electronic form, and the remainder mainly from the pharmaceutical communication business. Approximately 54% of Health Sciences revenue in 2005 was derived from North America, 28% from Europe and the remaining 18% from the rest of the world.
     Elsevier publishes a broad range of journals serving both the healthcare researcher and practitioner, such as The Lancet, The Journal of the American College of Cardiology, Gastroenterology, The Journal of Allergy and Clinical Immunology, Pain, Journal of Emergency Medical Services and European Journal of Cancer. Within its journal publishing program, Elsevier publishes a number of journals for learned societies.
     Elsevier publishes English language textbooks and reference works for students and practising professionals in the medical, nursing and health professions in the United States, the United Kingdom, Canada and Australia. Elsevier also publishes local language medical books and journals and provides communications services in many other sectors. Elsevier’s medical textbooks include Gray’s Anatomy, Cecil Textbook of Medicine, Guyton’s Textbook of Physiology, Robbins & Cotran Pathologic Basis of Disease, and Rang’s Pharmacology. Elsevier’s nursing titles include Mosby’s Medical, Nursing and Allied Health Dictionary, Mosby’s Nursing Drug Reference, Medical-Surgical Nursing, Potter and Perry’s Fundamentals of Nursing and Wong’s Essentials of Pediatric Nursing. In the allied health professions markets, Elsevier publishes Chabner’s Language of Medicine, Merrill’s Atlas of Radiographic Positions & Radiologic Procedures, Ettinger’s Textbook of Veterinary Internal Medicine and Roberson’s Art and Science of Operative Dentistry. Elsevier’s local language book and journal titles include Encyclopédie Médico-Chirurgicale, the book series Les Conférences d’Enseignement in France, Medicina Interna in Spain and Sobotta’s Atlas der Anatomie des Menschen in Germany.
     As an extension of its medical reference works programme, Elsevier publishes electronic editions of a number of reference titles. These are online versions whose functionality includes continuous updates, search facilities and medical, literature and drug updates.
     Elsevier offers a suite of electronic products serving both students and practising professionals across health science markets. In addition to offering medical journals online through ScienceDirect and other electronic platforms, Health Sciences’ Consult suite of products provides web access to major medical reference works, databases, clinical journals, drug information, practice guidelines, education programmes, expert commentaries and medical news for medical students, physicians and other healthcare professionals. 2005 saw the launch of iConsult, integrating Elsevier’s information into hospital information systems and Mosby’s NursingConsult, providing reference information specifically for the nursing market. Also in 2005, Elsevier has continued to develop its online health sciences education platform, Evolve, which provides electronic content, services and course management tools to support and develop its health sciences textbook programme.
     Through Excerpta Medica, Elsevier publishes customised information for healthcare professionals, medical societies and pharmaceutical companies internationally. Excerpta Medica also works closely with pharmaceutical companies to provide international marketing and communications platforms for new drugs.
     In August 2005, Elsevier completed the acquisition of MediMedia MAP, which has its principal operations in France, Spain, Italy and the United States, as well as activities in Mexico and the United Kingdom. MediMedia publishes medical books and journals, reference information and medical illustrations principally for practitioners under a number of imprints and brands including Masson, Doyma and Netter. MediMedia extends Elsevier’s existing product offering and market reach in France, Spain, Italy and Mexico and adds significant new content assets.
     In July 2005, Elsevier acquired MC Strategies, a United States based business that expands Elsevier’s offering in online continuing education and training for healthcare professionals. Through its key product, WebInService, MC Strategies provides a wide range of web based training content to healthcare professionals.
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
Shared services
     The shared service functions provide book and journal production, information technology, fulfilment and distribution services for both the Science & Technology and Health Sciences divisions.
     Much of the pre-press production for journals and books is outsourced. An electronic production system manages the journal production process from author submission to delivery of the full text of journal articles in whichever format the customer requires, via ScienceDirect, MDConsult, learned society websites, on CD or in print.
     Printing is primarily sourced through a variety of unaffiliated printers located in the United Kingdom, the Netherlands, the United States, China, Hong Kong and South America. Distribution of hard copy journals is mainly outsourced. Book distribution in Europe and the United States is mostly handled in-house.
LEXISNEXIS

	Year ended December 31,

	2005	2004

	(in millions)
Revenue
LexisNexis
North America	£1,095	£949
International	371	343

	£1,466	£1,292

     LexisNexis provides legal, tax, regulatory, and business information to professional, business and government customers internationally and comprises LexisNexis North America and LexisNexis International. In 2005, LexisNexis North America contributed approximately 75% of the total LexisNexis revenue, with LexisNexis International accounting for 25%.
LexisNexis North America
     LexisNexis North America operates principally in the United States and comprises North American Legal Markets and US Corporate and Federal Markets. In 2005, approximately 63%, of LexisNexis North America’s revenue came from subscription sales, including online services, 18% from transactional sales, including online services, 8% from advertising, including directory listings, 3% from circulation sales and the remaining 8% from other sources.
     North American Legal Markets develops, markets and sells LexisNexis information products and services in electronic and print formats to law firms and practitioners, law schools and state and local governments in the United States and Canada. During 2005, we have selectively acquired a number of small businesses, including providers of law firm billing and client development tools that complement the assets and customer relationships we already have.
     The flagship online legal research service, lexisnexis.com, provides online access to state and federal case law; codes and statutes; court documents; over 4.9 billion searchable documents from over 35,000 sources online; business news, legal news, and regional news; expert commentary on the law; and sophisticated searching and linking tools customized for the needs of legal researchers. Other brands and products include:
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

—      Shepard’s, the publisher of Shepard’s Citations Service, a US legal citation service delivered online or in print. “Shepardizing”tm is a common process for US lawyers that involves checking the continuing authority of a case or statutory reference in light of subsequent legal changes.
—      Martindale-Hubbell, a publisher of biographical information on the legal profession in North America and internationally. The Martindale-Hubbell Law Directory, including the martindale.com databases, is typically utilized as a marketing vehicle by law firms, and provides access to the qualifications and credentials of over one million lawyers and law firms internationally. In addition, Martindale-Hubbell offers a suite of web services, in combination with professional listings, on its lawyers.com site, which is aimed at smaller law firms targeting consumers and small businesses.
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
     We announced on March 9, 2005 and April 12, 2005 that LexisNexis had identified a number of incidents of potentially fraudulent access to information about US individuals. The incidents arose primarily from the misappropriation by third parties of IDs and passwords from legitimate customers. The information concerned related to names and addresses and other personal identifying information such as social security and drivers’ license numbers. LexisNexis has notified all individuals whose information may have been accessed, and is offering free support services, including credit bureau reports, credit monitoring for one year, and fraud insurance to monitor and protect them from possible fraud associated with identity theft. LexisNexis also provides fraud consulting services or specialised assistance to any individual who becomes the victim of identity theft related to those incidents. We do not believe that such unauthorised access, the related notification and individual assistance measures, and additional and enhanced security measures taken by LexisNexis will have a material adverse effect on our financial position or results of operations. In April and June, 2005, two putative class actions relating to the incidents described above were filed. See Item 8: “Financial Information — Legal Proceedings” on page 63.
     In US legal markets, LexisNexis North America’s principal competitor is West (The Thomson Corporation). The principal competitors in corporate and government markets are West and Dialog (The Thomson Corporation), Factiva (a Reuters/ Dow Jones joint venture) and Choicepoint.
LexisNexis International
     The LexisNexis International division comprises LexisNexis Europe and Africa, headquartered in London; LexisNexis Asia Pacific, headquartered in Singapore; and LexisNexis Latin America, headquartered in Buenos Aires. In 2005, approximately 65% of LexisNexis International’s revenue was derived from subscriptions, 29% from circulation sales, 2% from advertising and 4% from other sources. In the same year, approximately 42% of revenue came from the UK, 32% from Continental Europe and 26% from the rest of the world.
     LexisNexis Europe and Africa includes LexisNexis Butterworths in the United Kingdom and South Africa, LexisNexis in France, Benelux and Poland; LexisNexis Deutschland in Germany; Verlag LexisNexis ARD Orac in Austria; and a minority interest in Giuffrè Editore in Italy.
     LexisNexis Butterworths in the United Kingdom is a professional publisher, providing legal, tax and business information via online, print and CD media. The web-based LexisNexis Butterworths service provides a resource for legal, tax, regulatory and business information, including access to a range of UK, US, Australian, New Zealand, South African and other legal materials, via a single gateway. LexisNexis Butterworths’s principal publications are Halsbury’s Laws of England, The Encyclopaedia of Forms and Precedents, Simon’s Taxes and Butterworths Company Law Service. The principal competitors in the United Kingdom are Sweet & Maxwell and Westlaw (both part of the Thomson Corporation) in legal markets; CCH Croner (Wolters Kluwer) in tax and regulatory markets; and Factiva (a Reuters/ Dow Jones joint venture) in corporate markets.
     LexisNexis in France is a provider of information to lawyers, notaries and courts, with JurisClasseur and La Semaine Juridique being the principal publications. Under the brands Infolib and Légisoft, LexisNexis also provides practice management, production and computation software tools for lawyers, notaries and accountants. The major competitors of LexisNexis in France are Editions Francis Lefèbvre, Editions Legislatives, Dalloz (Lefèbvre) and Lamy (Wolters Kluwer).

HARCOURT EDUCATION

	Year ended December 31,

	2005	2004

	(in millions)
Revenue
Harcourt Education
US Schools and Assessment	£806	£774
International	95	94

	£901	£868

     Harcourt Education comprises: the Harcourt Education US Schools and Assessment businesses, which provide print and multimedia teaching and assessment materials, principally for pre-kindergarten to 12th grade students in the United States; and Harcourt Education International, which provides educational content to students and teachers, principally in the United Kingdom, Australia, New Zealand and southern Africa.
     In 2005, the Harcourt Education US Schools and Assessment businesses contributed approximately 89% of the total revenue of Harcourt Education, with Harcourt Education International accounting for 11%. Approximately 85% of Harcourt Education revenue in 2005 was derived from North America, 9%, from Europe and the remaining 6% from the rest of the world.
Harcourt Education US Schools and Assessment
     Harcourt Education US Schools and Assessment businesses provide textbooks and related instructional materials to US schools, and comprise Harcourt School Publishers; Holt, Rinehart and Winston; Harcourt Achieve; Greenwood-Heinemann; and Harcourt Trade Publishers.
     Harcourt School Publishers, based in Orlando, Florida, is a publisher of print and technology-enabled instructional materials for students in pre-kindergarten to 6th grade. It publishes educational material covering seven principal disciplines: reading, mathematics, social studies, science, language arts, health and art. Its programmes include Trophies, Harcourt Language, Harcourt Math, Horizons, Harcourt Science and Your Health. Harcourt School Publishers also offers supplemental materials, interactive programmes and products to support its basal programmes directly to the teacher, parent, and the home-school market through its internet site.
     Holt, Rinehart and Winston, based in Austin, Texas, offers educational textbooks and related instructional materials, including print-based products, CDs, videos and internet-based support and reference materials to middle and secondary schools. It publishes educational material covering, in particular, literature and language arts, science, mathematics, world languages, social studies and health. Its programmes include Elements of Literature, Elements of Language, Holt Middle School Math, and Holt Science and Technology.
     Harcourt Achieve, based in Austin, Texas, is a publisher of supplemental pre-kindergarten to 12th grade and adult education materials, including skills-based programmes, remedial learning, test preparation, professional development materials and general equivalency diploma preparation. Harcourt Achieve provides materials for students with special educational needs and for whom English is a second language. Programmes within Harcourt Achieve include Saxon Math, Rigby Literacy, READS, Pair-It and Power Up!.
     Greenwood-Heinemann, headquartered in Westport, Connecticut, is a publisher of monograph and reference lists, teachers’ professional resources and educational materials for libraries and librarians.
     Harcourt Trade Publishers, based in San Diego, California, includes the Harvest imprint. Harcourt Trade authors have won the Nobel Prize for Literature three times in the last nine years and Harcourt Trade books have won several prestigious awards and recognitions, including the National Book Award, Edgar Award, Man Booker Prize, and numerous New York Times “Best Book of the Year” citations.
     The principal warehouse and distribution facilities of the Harcourt Education US Schools businesses are in Bellmawr, New Jersey; Lewisville, Texas; and Troy, Missouri. Printing and binding is sourced through unaffiliated printers.
     The major customers of Harcourt Education US Schools’ pre-kindergarten to 12th grade businesses are state boards of education and local district and school boards. In the United States, 20 states periodically purchase educational programmes through an adoption process. This process entails state education committees approving a short-list of education materials from which the school districts can purchase. We seek to keep our products on the approved list within each adoption state and market these products directly to the school districts. The 30 states without an adoption process, known as open territories, allow individual school districts to purchase any educational programmes. In the open territories, we actively market our products to individual school districts.

     The principal competitors of the Harcourt Education US Schools businesses are Pearson, McGraw Hill and Houghton-Mifflin. In the international library market, the principal competitors are Scholastic/ Grollier, Wayland (WH Smith) and Watts (Lagardere).
     Harcourt Assessment, headquartered in San Antonio, Texas, is a provider of educational, clinical and performance measurement.
     In educational testing, Harcourt Assessment provides a range of educational achievement, aptitude and guidance testing services for measuring pre-kindergarten to 12th grade student progress. Principal products are norm-referenced, criterion-referenced and formative instructional assessments and include the Stanford Achievement Test Series.
     In clinical testing, Harcourt Assessment provides practising and research psychologists with psychological, speech and occupational therapy assessment tests for many aspects of human behaviour, intelligence and development. Products include the Wechsler Intelligence Scales, the Bayley Scales of Infant Development, the Beck Inventories, and Clinical Evaluation of Language Fundamentals.
     The principal competitors of Harcourt Assessment in educational testing are CTB (McGraw Hill), Riverside (Houghton-Mifflin) and NCS (Pearson). Competition in clinical testing is fragmented, with competitors including NCS and American Guidance Services (Pearson), Riverside (Houghton-Mifflin) and Pro-Ed.
Harcourt Education International
     Harcourt Education International comprises the UK Schools publishing business; Rigby-Heinemann in Australia; Heinemann in southern Africa and Reed Publishing in New Zealand. In 2005, approximately 53%, of revenue was derived from the United Kingdom, 3% from the United States, 13%, from Australia and the remaining 31% from the rest of the world.
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
     Printing and binding are performed by unaffiliated printers both in the country of origin and around the world. Harcourt Education International has its own warehouse and distribution facilities in its principal territories. Harcourt Education International’s principal UK competitors are Longman (Pearson), Oxford University Press, Nelson Thornes (Wolters Kluwer) and Cambridge University Press. In Australia, the principal commercial competitors include Thomson Nelson Learning, Macmillan, AWL (Pearson) and Jacaranda (John Wiley Inc).
REED BUSINESS

	Year ended December 31,

	2005	2004

	(in millions)
Revenue
Reed Business Information
US	£324	£323
UK	259	244
Continental Europe	270	268
Asia Pacific	39	33
Reed Exhibitions	471	421

	£1,363	£1,289

     Reed Business comprises Reed Business Information, the business magazine and information businesses operating principally in the United States, the United Kingdom, Continental Europe and Asia Pacific, and Reed Exhibitions, an international exhibition organising business.
Reed Business Information
     Reed Business Information contributed approximately 65% of Reed Business revenue in 2005. In the United States, business to business magazines are primarily distributed on a “controlled circulation” basis, whereby the product is delivered without charge to qualified buyers within a targeted industry group based upon circulation lists developed and maintained by the publisher. Magazines distributed on a “controlled circulation” basis are therefore wholly dependent on advertising for their revenues. In the United Kingdom, business magazines are distributed both on a “controlled circulation” basis and a “paid circulation” basis, with “paid circulation” titles also dependent on advertising for a significant proportion of their revenues. In the Netherlands, a higher proportion of publications is sold by “paid circulation”.
     In 2005, approximately 56% of Reed Business Information revenue came from advertising, 24% from subscription sales, 7% from circulation sales, 3% from training and 10% from other sources. Approximately 39% of Reed Business Information revenue in 2005 came from the United States, 23%, from the United Kingdom, 33% from Continental Europe and 5% from the rest of the world.
     In 2005 three launches were made in China, adding to a growing portfolio of titles under joint arrangements with IDG and Chinese partners, with further launches in Singapore and Japan.
     Online revenue grew by more than 30% in 2005 to over £160 million reflecting increasing advertising and search demand in our webzines, recruitment sites, data services, and online search engines and directories.
     Reed Business Information US (“RBI US”) is a publisher of business information, with over 85 trade magazines. Amongst the RBI US titles are Variety, Broadcasting & Cable, Multichannel News, Publishers Weekly, EDN, Design News and Interior Design. RBI US also publishes product tabloids which provide information, primarily on new products, to managers and professionals in the industrial, processing, medical, scientific and high technology fields. Through its Reed Construction Data business, RBI US provides national coverage of construction project information, through subscription newsletters, CD and the online service Connect. Other products and services include websites, direct mail, newspapers, newsletters and custom published supplements.
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
     Reed Elsevier’s US business to business titles compete on an individual basis with the publications of a number of publishers, including Penton Media, Advanstar, VNU, Hanley Wood, McGraw Hill and CMP Media (United Business Media).
     Reed Business Information UK (“RBI UK”), a business information publisher, has a portfolio of over 100 business magazines, directories, market access products and online services. Its business magazines include Computer Weekly, Farmers Weekly, Estates Gazette, Flight International, New Scientist, Caterer & Hotelkeeper, Commercial Motor and Community Care. Its online services include recruitment sites such as Totaljobs.com and CWjobs.co.uk, an industrial search engine, Kellysearch.com, and data services supplying information to the aerospace, human resources, property, banking and chemicals industries.
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
     In Continental Europe, the principal business is Reed Business Information Netherlands (“RBI NL”), a business magazine and information publisher, publishing over 160 titles. Through trade journals, product news tabloids, directories, documentary systems, databases, newspapers, and websites, RBI NL serves industries which include agriculture, catering, construction, engineering, food, fashion, horticulture, transportation, tourism and travel. Its principal titles include Elsevier, a current affairs weekly, Beleggers Belangen and FEM in business and management, Boerderij in agriculture and Distrifood in retail. Its titles are predominantly subscription based and revenue is principally divided between subscriptions and advertising. Other publications within Continental Europe include Stratégies and Editions Prat in France and Detail in Germany. In Asia Pacific, principal titles include Australian Doctor and Money Management in Australia and EDN, a design news magazine for the electronics industry, in Asia.
     Printing and production is contracted out to third parties and distribution is mainly through the postal system. RBI NL competes with a number of companies on a title by title basis in individual market sectors, the largest competitors in print being Wolters Kluwer and VNU.
Reed Exhibitions
     Reed Exhibitions organises trade exhibitions and conferences internationally, with 460 events in 38 countries, attracting 90,000 exhibitors and 5.5 million visitors. The business contributed approximately 35% of the revenue of Reed Business in 2005. Over 74% of Reed Exhibitions’ revenue is derived from exhibition participation fees, with the balance primarily attributable to conference fees, advertising in exhibition guides, sponsorship fees and admission charges. In 2005, approximately 25% of Reed Exhibitions’ revenue came from North America, 45% from Continental Europe, 11%

from the United Kingdom and the remaining 19% from the rest of the world. As some events are held other than annually, revenue in any single year may be affected by the cycle of non-annual exhibitions.
     Reed Exhibitions’ events are concentrated primarily in the following industries: aerospace/ defence; building and construction; electronics; energy; oil and gas; food and hospitality; jewellery; manufacturing; pharmaceuticals; property; publishing; sport and recreation; and travel.
     Reed Exhibitions’ principal events include JCK International Jewellery Shows, Professional Golfers Association (PGA) Merchandise Show and National Hardware Show in North America; DSEi and London Book Fair in the United Kingdom; Batimat, MIDEM, MIPTV, MIPcom, MIPIM, MIPIC, Salon Nautique and Maison et Objet in France; AIMEX and Australian Gift Fairs in Australia; International Jewellery Tokyo in Japan; Thai Metalex in South-East Asia; and the Travel series of international events.
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
     EFSA is the principal treasury centre for the combined businesses. It is responsible for all aspects of treasury advice and support for Reed Elsevier Group plc’s businesses operating in Continental Europe, South America, the Pacific Rim, China and certain other territories, and undertakes foreign exchange and derivatives dealing services for the whole of Reed Elsevier. EFSA also arranges or directly provides Reed Elsevier Group plc businesses with financing for acquisitions and product development and manages cash pools and investments on their behalf.
     EPSA is responsible for the exploitation of tangible and intangible property rights whilst ERSA is responsible for insurance activities relating to risk retention.
     At the end of 2005, 87% (2004: 89%) of ERF’s gross assets were held in US dollars and 12% (2004: 10%) in euros, including $8.1 billion (2004: $8.4 billion) and €0.9 billion (2004: €0.7 billion) in loans to Reed Elsevier Group plc subsidiaries. Loans made to Reed Elsevier Group plc businesses are funded from equity, long term debt of $1.3 billion and short term debt of $0.7 billion backed by committed bank facilities. Term debt is derived from a Swiss domestic public bond issue, bilateral term loans and private placements. The committed bank facilities and certain other term debt agreements were renegotiated in 2005. Short term debt is primarily derived from euro and US commercial paper programmes.
     In 2005, EFSA renegotiated various banking and cash management arrangements in Continental Europe and Asia and continued to provide advice to Reed Elsevier Group plc companies regarding interest and foreign currency exposures, implementation of International Financial Reporting Standards, and electronic collections and payment solutions.
     The average balance of cash under management in 2005, on behalf of Reed Elsevier Group plc and its parent companies, was approximately $0.4 billion.
ORGANISATIONAL STRUCTURE
     A description of the corporate structure is included under “— History and Development” on page 13. A list of significant subsidiaries, associates, joint ventures and business units is included as an exhibit, see “Item 19: Exhibits” on page F-86.

PROPERTY, PLANTS AND EQUIPMENT
     We own or lease over 400 properties around the world, the majority being in the United States. The table below identifies the principal owned and leased properties which we use in our business.

			Floor space
Location	Business segment(s)	Principal use(s)	(square feet)

Owned properties
Troy, Missouri	Harcourt Education	Office and warehouse	575,000
Miamisburg, Ohio	LexisNexis	Office	403,638
Bellmawr, New Jersey	Harcourt Education	Office and warehouse	380,000
Linn, Missouri	Elsevier	Warehouse	206,659
Albany, New York	LexisNexis	Office	194,780
Oakbrook, Illinois	Reed Business	Office	181,659
Colorado Springs, Colorado	LexisNexis	Office	181,197
Leased properties
San Antonio, Texas	Harcourt Education	Office and warehouse	559,258
New York, New York	Reed Business and Elsevier	Office	451,800
Lewisville, Texas	Harcourt Education	Office and warehouse	434,898
Amsterdam, Netherlands	Reed Business and Elsevier	Office	429,308
Orlando, Florida	Harcourt Education	Office	372,468
Miamisburg, Ohio	LexisNexis and Elsevier	Office and data centre	213,802
Austin, Texas	Harcourt Education	Office	195,230
Sutton, England	Reed Business	Office	191,960
Rushden, England	Harcourt Education and Elsevier	Warehouse	186,000
     All of the above properties are substantially occupied by Reed Elsevier businesses.
     None of the real property owned or leased by Reed Elsevier which is considered material to Reed Elsevier taken as a whole is presently subject to liabilities relating to environmental regulations.

ITEM 5: OPERATING AND FINANCIAL REVIEW AND PROSPECTS
OPERATING RESULTS — REED ELSEVIER
     Following a regulation adopted by the European Parliament, the combined financial statements have for the first time been prepared in accordance with IFRS as issued by the IASB and adopted by the EU. As permitted for first-time application of IFRS, only two years of IFRS information are presented and so the following discussion is based on the combined financial statements of Reed Elsevier for the two years ended December 31, 2005. IFRS differs in certain significant respects from US GAAP, as set out in note 35 to the combined financial statements.
     In preparing the combined financial statements under IFRS for the first time, the following exemptions, as permitted by IFRS1 — First-Time Adoption of International Financial Reporting Standards, have been applied:

(i)	IFRS3 — Business Combinations has not been applied retrospectively to business combinations that occurred prior to the date of transition, January 1, 2004.

(ii)	Net defined benefit pension scheme surpluses and deficits have been recognised in full in accordance with IAS19 — Employee Benefits at the date of transition.

(iii)	Cumulative translation differences that are required by IAS21 — The Effects of Changes in Foreign Exchange Rates to be classified as a separate component of equity are deemed to be zero at the date of transition. The gain or loss on any subsequent disposals of foreign operations will exclude translation differences that arose before the date of transition to IFRS.
     IAS39 — Financial Instruments is applicable from the 2005 financial year with a transition date of January 1, 2005 and, accordingly, no restatement of prior period comparatives has been made in respect of IAS39.
     Further information explaining the transition to IFRS and the principal differences between previous UK GAAP and IFRS that are relevant to Reed Elsevier, and reconciliations of net income and equity for the 2004 financial year, are set out in note 34 to the combined financial statements.
     The following discussion should be read in conjunction with, and is qualified by reference to, the combined financial statements.
     Reed Elsevier derives its revenue principally from subscriptions, circulation sales, advertising sales and exhibition fees.
Revenue by source for continuing operations
Year ended December 31,

	2005		2004

	(in millions, except percentages)
Subscriptions	£1,932	38%	£1,836	38%
Circulation	1,722	33	1,575	33
Advertising	668	13	640	13
Exhibition fees	479	9	429	9
Other	365	7	332	7

Total	£5,166	100%	£4,812	100%

Revenue by geographic market for continuing operations(1)
Year ended December 31,

	2005		2004

	(in millions, except percentages)
North America	£2,974	57%	£2,779	58%
United Kingdom	568	11	545	11
The Netherlands	202	4	202	4
Rest of Europe	804	16	725	15
Rest of world	618	12	561	12

Total	£5,166	100%	£4,812	100%

(1)	Reed Elsevier’s geographic markets are North America, the United Kingdom, the Netherlands, the Rest of Europe (excluding the United Kingdom and the Netherlands) and the rest of the world (other than North America, the United Kingdom, the Netherlands and the Rest of Europe).

     The cost profile of individual businesses within Reed Elsevier varies widely and costs are controlled on an individual business unit basis. The most significant cost item for Reed Elsevier as a whole is staff costs, which in 2005 represented 40% of Reed Elsevier’s total cost of sales and operating expenses before amortisation of acquired intangible assets (2004: 39%).
     The following tables show revenue, operating profit and adjusted operating profit for each of Reed Elsevier’s business segments in each of the two years ended December 31, 2005, together with the percentage change in 2005 at both actual and constant exchange rates. Adjusted operating profit is included on the basis that it is a key financial measure used by management to evaluate performance and allocate resources to the business segments, as reported under SFAS 131 in note 3 to the combined financial statements. Adjusted operating profit represents operating profit before amortisation of acquired intangible assets and acquisition integration costs, and is grossed up to exclude the equity share of taxes in joint ventures. A reconciliation of adjusted operating profit to operating profit is included below.

	Revenue
	Year ended December 31,

	2005		2004		% change

					actual	constant
					rates	rates(1)

	(in millions, except percentages)
Elsevier	£1,436	28%	£1,363	28%	+5%	+8%
LexisNexis	1,466	28	1,292	27	+13	+13
Harcourt Education	901	18	868	18	+4	+3
Reed Business	1,363	26	1,289	27	+6	+5

Total	£5,166	100%	£4,812	100%	+7%	+7%

	Operating Profit
	Year ended December 31,

	2005		2004		% change

					actual	constant
					rates	rates(1)

	(in millions, except percentages)
Elsevier	£396	46%	£402	51%	-1%	+3%
LexisNexis	218	26	188	24	+16%	+15%
Harcourt Education	87	10	67	9	+30%	+29%
Reed Business	158	18	126	16	+25%	+26%

Subtotal	£859	100%	£783	100%
Corporate costs	(32)		(29)
Unallocated net pension credit(3)	12		12

Total	£839		£766		+10%	+12%

	Adjusted Operating Profit(2)
	Year ended December 31,

	2005		2004		% change

					actual	constant
					rates	rates(1)

	(in millions, except percentages)
Elsevier	£449	39%	£445	41%	+1%	+5%
LexisNexis	338	29	287	27	+18%	+17%
Harcourt Education	161	14	157	14	+3%	+2%
Reed Business	214	18	194	18	+10%	+9%

Subtotal	£1,162	100%	£1,083	100%
Corporate costs	(32)		(29)
Unallocated net pension credit(3)	12		12

Total	£1,142		£1,066		+7%	+8%

     Adjusted operating profit is derived from operating profit as follows:

	2005	2004

	(in millions)
Operating profit	£839	£766
Adjustments:
Amortisation of acquired intangible assets	276	255
Acquisition integration costs	21	38
Reclassification of tax in joint ventures	6	7

Adjusted operating profit	£1,142	£1,066

(1)	Represents percentage change in 2005 over 2004 at constant rates of exchange, which have been calculated using the average and hedged exchange rates for the 2004 financial year. These rates were used in the preparation of the 2004 combined financial statements.

(2)	Adjusted operating profit represents operating profit before the amortisation of acquired intangible assets and acquisition integration costs, and grossed up to exclude the equity share of taxes in joint ventures, and is reconciled to operating profit above.

(3)	The unallocated net pension credit of £12 million (2004: £12 million) comprises the expected return on pension scheme assets of £149 million (2004: £139 million) less interest on pension scheme liabilities of £137 million (2004: £127 million).
     In the commentary below, percentage movements are at actual exchange rates unless otherwise stated. Percentage movements at constant exchange rates are calculated using the average and hedged exchange rates for the previous financial year. Percentage movements at both actual rates and constant rates are shown in tables on pages 26 and 27. The effect of currency movements on the 2005 results is further described separately below (see “— Effect of Currency Translation”). References to operating profit relate to operating profit including joint ventures. References to underlying performance are calculated to exclude the effects of acquisitions, disposals and the impact of currency translation.
Results of Operations for the Year Ended December 31, 2005
Compared to the Year Ended December 31, 2004
General
     Revenue increased by 7% to £5,166 million. At constant exchange rates, revenue was also 7% higher, or 5% higher excluding acquisitions and disposals.
     Operating profits of £839 million were up 10%, or 12% at constant exchange rates, compared with £766 million in 2004. Operating profit is stated after amortisation of acquired intangible assets of £276 million (2004: £255 million), acquisition integration costs of £21 million (2004: £38 million) and includes tax charges in respect of joint ventures of £6 million (2004: £7 million). Excluding these items, operating profits would have been up 7% at £1,142 million (2004: £1,066 million), or up 8% at constant exchange rates, and up 6% on an underlying basis. The increase in operating profits principally reflects improved operating performance (described for each business segment below) and the contribution from acquisitions.
     Operating margin, including amortisation of acquired intangible assets and acquisition integration costs, was 16.2%. Excluding amortisation of acquired intangible assets, acquisition integration costs and the equity share of taxes in joint ventures, the margin would have been 22.1%, down 0.1 percentage points compared to 2004, reflecting the inclusion of lower margin acquisitions and currency effects, most particularly the year on year movement in hedge rates for Elsevier journal subscriptions. For further explanation of the effects of currency translation, see “— Effect of Currency Translation” on page 33.
     The amortisation charge for acquired intangible assets of £276 million was up £21 million on the prior year principally as a result of a full year’s amortisation for the Seisint and Saxon acquisitions made in 2004 and the MediMedia MAP acquisition from August 2005.
     Net finance costs, at £140 million, were £8 million higher than in the prior year and included a £8 million net credit on the mark-to-market of non-qualifying hedges and undesignated instruments under IAS39 — Financial Instruments which applies from January 1, 2005. The increase in costs reflects higher interest rates and the financing of current and prior year acquisitions.
     Profit before tax was £701 million, compared with £631 million in 2004, an increase of 11%, or 14% at constant exchange rates. The increase in profit before tax principally reflects the increased operating profits, partially offset by increased net finance costs.
     The effective tax rate on earnings was 34% (2004: 27%). The increase principally reflects movements in deferred tax balances, arising on unrealised exchange differences on long term inter-affiliate lending, that are recognised in the income statement under IFRS but are not expected to crystallise in the foreseeable future.
     The profit attributable to shareholders of £462 million was up 1%, or 3% at constant exchange rates, compared to £459 million in 2004, reflecting the operating performance of the business offset by the swing in non-cash deferred tax balances referred to above.
     In 2005, US GAAP net income was £374 million, compared with £418 million in 2004. The decrease in US GAAP net income in 2005 compared to 2004 primarily reflects the factors described above together with additional charges arising in 2005 under US GAAP related to accounting for pensions under SFAS 87 — Employers’ Accounting for Pensions, where amortisation of deferred actuarial losses and other deferred amounts was £78 million (2004: £17 million). Net income under US GAAP for 2004 has been restated to reflect the adoption of SFAS 123(R) — Share-Based Payment, which requires an expense to be recorded based on the fair value of the award at the date of grant, and related deferred tax effects. Net income under US GAAP for 2004 is accordingly £31 million lower than the amount previously reported.
Elsevier
     Revenue and adjusted operating profits were up 5% and 1% respectively compared to 2004. At constant exchange rates, revenue and adjusted operating profits were up 8% and 5% respectively, or 5% and 5% before acquisitions and disposals. Underlying operating margins were similar to the prior year despite the significant costs of the newly launched Scopus product ahead of revenues building and additional restructuring charges. Adjusted operating margins, at 31.3%, were 1.3 percentage points lower, reflecting the inclusion of lower margin acquisitions and currency effects, most particularly the year on year movement in hedge rates in journal subscriptions.
     The Science & Technology division saw underlying revenue growth of 5% at constant exchange rates. Subscription renewals were strong at 97%, slightly higher than in the prior year, and online growth was seen in widening distribution through ScienceDirect and in secondary databases including initial sales of Scopus. There has been continued take up of e-only contracts which now account for over 40% of journal subscriptions by value, up from 35% a year ago. ScienceDirect continues to see growth in usage, up over 20% year on year. The MDL software business saw only modest growth as a result of the extended sales cycle as pharmaceutical companies adopt the new platform.
     The Health Sciences division saw underlying revenue growth of 6% at constant exchange rates, primarily attributable to US book sales, particularly for the expanding nursing and allied healthcare sectors, journals and pharma communications. 2005 saw online revenue growth with new product and platform releases. Outside the US, growth was seen in Continental Europe and in Asia Pacific and Latin America with the UK held back by comparison with the prior year. Total revenue growth at constant currencies was 11% including MediMedia MAP and other smaller acquisitions.
     Operating profit of Elsevier, including amortisation of acquired intangible assets and acquisition integration costs, decreased by £6 million to £396 million. This reflects the 1% increase in adjusted operating profit described above offset by higher amortisation of acquired intangible assets.
LexisNexis
     LexisNexis’ results for 2005 reflect revenue growth resulting from continuing demand for online information and related productivity tools, and improvement in operating margins.
     Revenue and adjusted operating profits were up 13% and 18% respectively compared to 2004, including a full year contribution from Seisint and other recent acquisitions. At constant exchange rates, revenue and adjusted operating profits were up by 13% and 17% respectively, or 6% and 9% before acquisitions and disposals. Overall adjusted operating margins improved by 0.9 percentage points to 23.1%, reflecting revenue growth and firm cost management.
     In North America, LexisNexis saw revenue growth at constant exchange rates of 15%, or 6% before acquisitions and disposals. In North American Legal Markets, increased demand was seen from law firms for online information and workflow tools to deliver organic revenue growth of 5%. In Corporate and Federal Markets, organic revenue growth was 8% with continued recovery in online news and business, higher volumes for the US patent and trademark office and increased demand in risk management. Additionally, the Seisint business acquired in September 2004 achieved 20% pro-forma year on year sales growth with adjusted operating profits higher year on year despite higher security and other costs following the unauthorised access to its databases reported earlier in the year. Adjusted operating profits for LexisNexis North America were up 20%, or 11% underlying, with a 1.1 percentage point increase in adjusted operating margins due to the revenue growth and the gearing in the business.
     The International business outside North America saw growth in demand for online information and from new publishing, notably in Europe and Africa. At constant exchange rates, organic revenue growth was 7%, driven by a 16% increase in online revenues, with underlying adjusted operating profits up 5% after further investment in Germany, Asia Pacific and Latin America.
     Operating profit of LexisNexis, including amortisation of acquired intangible assets and acquisition integration costs, increased by £30 million to £218 million. This reflects the increase in adjusted operating profit described above partially offset by an increase in amortisation of acquired intangible assets arising from a full year charge in respect of the 2004 Seisint acquisition.
Harcourt Education
     Revenue and adjusted operating profits were up 4% and 3% respectively compared to 2004. At constant exchange rates, revenue and adjusted operating profits were up 3% and 2% respectively. Organic revenue growth at constant exchange rates, excluding acquisitions and disposals was 2%, with underlying profits flat. Adjusted operating margins were slightly lower by 0.2 percentage points to 17.9%, as the revenue shortfall was mostly mitigated by sales mix and firm cost management throughout the year.
     The Harcourt US Schools and Testing business saw underlying revenue and operating profits up 2% at constant currencies.
     The Harcourt US K-12 basal business saw revenue growth of 9% despite a lower than 75% implementation rate in relevant Texas adoptions due to funding delays. Harcourt won a leading market share in new state textbook adoptions in the core curriculum subjects in which we compete, coming no. 1 in Elementary and no. 2 in Secondary. Particular adoption successes were seen in Texas health and Florida social studies in Elementary and in literature and language arts and in Texas health and world languages in Secondary.
     The supplemental business saw revenue decline of 11% excluding acquisitions and disposals driven by reduced sales of the literacy backlist titles that are not aligned to the approaches prompted by the No Child Left Behind Act, and tighter budgets at the school level, partly caused by funds moving to large scale intervention programmes sold at the district level. Firm remedial action has been taken: a major repositioning of the frontlist publishing programmes to fit with NCLB orientation; a new product line under development to address the more comprehensive intervention need at a district level; and significant upgrading and re-staffing of the sales force.
     Harcourt Assessment saw underlying revenue decline 1% reflecting the failure to win a satisfactory share of significant state testing contracts, limited new clinical frontlist publishing and an unexpected cutback on schools spending on traditional catalog product. Again, significant action is being implemented to address the issues. Changes are being made at a senior management level, a major upgrade in sales management and in program servicing is underway, the clinical publishing frontlist is being strengthened, and a step change is targeted in margin through an extensive cost reduction and efficiency programme.
     The Harcourt Education International business saw underlying revenue 1% lower, reflecting a weak UK instructional materials market as schools held back spending in the face of considerable funding uncertainties surrounding government initiatives. Adjusted operating profits were down 10% underlying, due to the revenue decline and investment in new assessment product.
     Operating profit of Harcourt Education, including amortisation of acquired intangible assets and acquisition integration costs, increased by £20 million to £87 million. This reflects the increase in adjusted operating profit described above and the non recurrence of acquisition integration costs arising on the Saxon acquisition in 2004.
Reed Business
     Revenue and adjusted operating profits were up 6% and 10% respectively compared to 2004. At constant exchange rates, revenue and adjusted operating profits were up 5% and 9%. Organic revenue growth, excluding acquisitions and disposals, was 5%, up from 2% in 2004. Adjusted operating profits were up 10% at constant exchange rates excluding acquisitions and disposals. The exhibitions business grew underlying revenues 11% whilst the magazines and information publishing businesses saw underlying revenue growth of 2%, which compares with a flat performance in the prior year. Adjusted operating margins increased by 0.7 percentage points to 15.7% despite the net cycling out of contribution from biennial joint venture exhibitions.
     The Reed Business Information magazine and information publishing businesses saw continued growth in online services whilst print advertising remains variable by geography and sector, in part reflecting migration to growing online services. In the US, revenue increased 1% at constant exchange rates from continuing titles, i.e. excluding the manufacturing product news titles which are currently being sold, with adjusted operating profits up 20% through continuing cost actions. The Media division continued to perform well with other divisions broadly flat as print advertising migrates online. In the UK, organic revenue growth was 7% driven by growth in online recruitment and paid search. The property, science, aerospace and agriculture sectors performed well with weakness in the social care market. Adjusted operating profits were 15% ahead underlying due to revenue growth and firm cost control. In Continental Europe, underlying revenue and adjusted operating profits were 1% and 6% lower respectively, with a continuing depressed market environment in the Netherlands in particular. Focus on new online services, market share performance and yield management largely mitigated the weakness in the advertising market. Asia Pacific saw 8% underlying revenue growth with strong performances in Japan and Singapore.
     Reed Exhibitions saw underlying revenue growth of 11% whilst adjusted operating profits grew 7%, or 15% before the cycling out of the contribution from a number of biennial joint venture exhibitions. Growth was seen across the business, in the United States, Europe and Asia-Pacific geographies with increased demand, new launches and a turnaround in some underperforming sectors.
     Operating profit of Reed Business, including amortisation of acquired intangible assets and acquisition integration costs, increased by £32 million to £158 million. This principally reflects the increase in adjusted operating profit and lower amortisation of acquired intangible assets as some past acquisitions become fully amortised.
Critical Accounting Policies
Introduction
     The accounting policies of the Reed Elsevier combined businesses under IFRS are described in note 2 to the combined financial statements. IFRS differs from US GAAP in certain significant respects. The principal differences that affect net income and combined shareholders’ equity are explained in note 35 to the combined financial statements. The most critical accounting policies and estimates used in determining the financial condition and results of the combined businesses, and those requiring the most subjective or complex judgments, relate to the valuation of goodwill and acquired intangible assets, pensions, share based remuneration, financial instruments, taxation and deferred taxation. These critical accounting policies and estimates are discussed further below.
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
     Development spend encompasses investment in new product and other initiatives, ranging from the building of new online delivery platforms, to launch costs of new services, to building new infrastructure applications. Launch costs and other operating expenses of new products and services are expensed as incurred. The costs of building product applications and infrastructure are capitalised as internally developed intangible assets and amortised over their estimated useful lives. Impairment reviews are carried out annually.
     The Audit Committees of Reed Elsevier PLC, Reed Elsevier NV and Reed Elsevier Group plc have reviewed the development and selection of critical accounting estimates, and the disclosure of critical accounting policies in this annual report.
Goodwill and intangible assets
     We target acquisitions and alliances that accelerate our strategic development and meet our financial criteria. We have spent £954 million on acquisitions in the last two years, including the £414 million acquisition in 2004 of Seisint Inc., a leading risk management business in the United States and the £188 million acquisition in 2005 of MediMedia MAP, a leading medical publisher in France, Spain, Italy and the United States.

     Publishing businesses generally have relatively modest requirements for physical property, plant and equipment. The principal assets acquired through acquisitions are intangible assets, such as market related assets (e.g. trademarks, imprints, brands), customer based assets (e.g. subscription bases, customer lists, customer relationships), editorial content, software and systems (e.g. application infrastructure, product delivery platforms, in-process research and development), contract based assets (e.g. other publishing rights, exhibition rights, supply contracts) and goodwill. The total cost of acquired intangible assets other than goodwill as at December 31, 2005 was £4.6 billion, on which accumulated amortisation of £1.9 billion had been charged. The total carrying value of acquired goodwill, which is not amortised under IFRS, as at December 31, 2005 was £3.0 billion.
     Reed Elsevier’s accounting policy is that, on acquisition of a subsidiary or business, the purchase consideration is allocated between the net tangible and intangible assets other than goodwill on a fair value basis, with any excess purchase consideration representing goodwill. The valuation of identifiable intangible assets represents the estimated economic value in use, using standard valuation methodologies, including as appropriate, discounted cash flow, relief from royalty and comparable market transactions. Under IFRS and US GAAP, acquired intangible assets with indefinite lives are not amortised, while those with definite lives are amortised systematically over their estimated useful lives, subject to annual impairment review. Capitalised goodwill is not amortised and is subject to annual impairment review. Appropriate amortisation periods are selected based on assessments of the longevity of the brands and imprints, the market positions of the acquired assets and the technological and competitive risks that they face. Certain intangible assets, more particularly in relation to acquired science and medical publishing businesses, have been determined to have indefinite lives. The longevity of these assets is evidenced by their long established and well regarded brands and imprints, and their characteristically stable market positions.
     At each balance sheet date, reviews are carried out of the carrying amounts of acquired intangible assets and goodwill to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent, if any, of the impairment loss. Where the asset does not generate cash flows that are independent from other assets, estimates are made of the cash flows of the cash generating unit to which the asset belongs. Intangible assets with an indefinite useful life are tested for impairment at least annually and whenever there is an indication that the asset may be impaired.
     The recoverable amount is the higher of fair value, less costs to sell, and value in use. In assessing value in use, estimated future cash flows are discounted to their present value using a discount rate appropriate to the specific asset or cash generating unit. The discount rates used in the value in use calculations are the estimated pre-tax weighted average cost of capital of each cash generating unit and range from 10% - 12%. Estimated future cashflows are based on latest forecasts and estimates for the next five years and a long term nominal growth rate of 3% is assumed thereafter.
     If the recoverable amount of an asset or cash generating unit is estimated to be less than its carrying amount, the carrying amount of the asset or cash generating unit is reduced to its recoverable amount. Impairment losses are recognised immediately in the income statement.
Pensions and other retirement benefits
     We operate a number of pension schemes around the world, the most significant of which are defined benefit plans. Pension costs are accounted for in accordance with IAS19 — Employee Benefits and are assessed in accordance with the advice of qualified actuaries. Net pension obligations in respect of defined benefit schemes are included in the balance sheet at the present value of scheme liabilities, less the fair value of scheme assets. Where assets exceed liabilities, any net pension asset is limited to the extent that it is recoverable through reductions in future contributions. The expense of defined benefit pension schemes and other post-retirement benefits is determined using the projected unit credit method and charged to the income statement as an operating expense, based on actuarial assumptions reflecting market conditions at the beginning of the financial year. Actuarial gains and losses are recognised in full in the statement of recognised income and expense in the period in which they occur. For defined contribution schemes, the charge to income represents contributions payable.
     Under US GAAP, pensions are accounted for under SFAS 87 — Employers’ Accounting for Pensions. The objective of SFAS 87 is to recognise the cost of an employee’s pension benefits over that employee’s approximate service period, with actuarial gains and losses deferred in equity and recognised in net income over the average remaining service lives of employees. Plan assets are valued for US GAAP by reference to market-related values at the date of the financial statements. Liabilities are assessed using the rate of return obtainable on fixed or inflation-linked bonds. SFAS 87 also requires a liability to be recognised that is at least equal to the unfunded benefit obligation. Changes in the additional minimum pension liability are recognised directly in equity.
     Under both IFRS and US GAAP, accounting for these pension schemes involves judgment about uncertain events, including the life expectancy of the members, salary and pension increases, inflation, the return on scheme assets and the rate at which the future pension payments are discounted. We use estimates for all of these factors in determining the pension cost and obligations recorded in our combined financial statements. These best estimates of future developments are made in conjunction with independent actuaries and each scheme is subject to a periodic review by the independent actuaries. These estimates are described in further detail in note 6 to the combined financial statements. Although we believe the estimates are appropriate, differences arising from actual experience or future changes in assumptions may materially affect future pensions charges. In particular, a reduction in the realised long term rate of return on assets and/or a reduction to discount rates would result in an increase to future pension costs.
Share based remuneration
     Under both IFRS and US GAAP, the share based remuneration charge is determined based on the fair value of the award at the date of grant, and is spread over the vesting period on a straight line basis, taking account of the number of shares that are expected to vest. The number of awards that will ultimately vest is dependent on the extent to which any performance conditions are met. These conditions are regularly monitored to ensure that appropriate assumptions are used.
     Under both IFRS and US GAAP, the fair value of awards is determined at the date of grant by use of a binomial model, which requires assumptions to be made regarding share price volatility, dividend yield, risk free rate of return and expected option lives. The number of awards that are expected to vest requires assumptions to be made regarding forfeiture rates and the extent to which performance conditions will be met. We use estimates for all of these factors in determining the share based remuneration charge and these are made in conjunction with independent actuaries. Although we believe the estimates used are appropriate, differences arising from the number of awards that ultimately vest and changes to the assumptions used to determine the fair value of future grants may materially affect future charges to net income.
Financial instruments
     The main treasury risks faced by Reed Elsevier include interest rate risk and foreign currency risk. Reed Elsevier’s treasury policies to manage the exposures to fluctuations in interest rates and exchange rates, which are set out on pages 36 and 37, include the use of interest rate swaps, forward interest rate agreements, interest rate options and foreign exchange forward contracts. Under both IFRS and US GAAP, all such derivative financial instruments are required to be carried at fair value on the balance sheet. Changes in fair value are accounted for through the income statement or equity depending on the derivative’s designation and effectiveness as a hedging instrument.
     Derivative instruments used by Reed Elsevier as fair value hedges are designated as qualifying hedge instruments under both IFRS and US GAAP. Fair value movements in these instruments are recorded in net income and are offset, to the extent that the hedge is effective, by fair value movements to the carrying value of the hedged item, which are also recognised in net income. In addition certain interest rate swaps and forward exchange rate contracts have been designated as qualifying cash flow hedges under both IFRS and US GAAP. Accordingly the fair value of these instruments is recorded in the balance sheet and to the extent that the hedges are effective, fair value movements are recorded in equity until the hedged transaction affects net income. Other than in relation to these interest rate swaps and forward exchange contracts, other derivative instruments, which act as economic hedges, have not been designated as qualifying hedge instruments and accordingly a charge or credit to net income is recorded under both IFRS and US GAAP for changes in the fair value of those instruments. The fair values of the instruments used are determined by reference to quoted market rates.
Taxation and deferred tax
     Reed Elsevier operates in over 100 locations worldwide. A number of businesses have been sold over the last six years. At the same time, major acquisitions have been made to accelerate strategic development, notably the Harcourt STM and Education and Assessment businesses in 2001 and Seisint in 2004. In these circumstances, complex tax issues arise requiring management to use its judgment to make various tax determinations.
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
     Under IFRS, deferred taxation is provided for nearly all differences between the balance sheet amounts of assets and liabilities and their tax bases. Deferred tax liabilities are generally recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that they are considered recoverable over the near term based on forecasts of available taxable profits in jurisdictions where such assets have arisen. This assessment of the recoverability of deferred tax assets is judgmental. Forecasts are made of taxable profits, taking into account any unresolved tax risks.

Effect of Currency Translation
     The combined financial statements on pages F-1 to F-54 are expressed in sterling and are therefore subject to the impact of movements in exchange rates on the translation of the financial information of individual businesses whose operational currencies are other than sterling. The principal exposures in relation to the results reported in sterling are to the US dollar and the euro, reflecting Reed Elsevier’s business exposure to the US and the Euro Zone, its most important markets outside the United Kingdom.
     The currency profile of Reed Elsevier’s revenue, operating profit and profit before tax for 2005, taking account of the currencies of the interest on its borrowings and cash over that period, is set forth below.
     Revenue, operating profit and profit before tax in each currency as a percentage of total revenue, operating profit and profit before tax respectively

	US
	Dollars	Sterling	Euro	Other	Total

Revenue	55%	17%	20%	8%	100%
Operating profit	43%	19%	31%	7%	100%
Profit before tax	34%	22%	35%	9%	100%

     Currency translation differences decreased Reed Elsevier’s revenue by £5 million in 2005 compared to 2004. Excluding amortisation of acquired intangible assets, currency translation differences would have decreased operating profits by £14 million in 2005 compared to 2004. Acquired intangible assets are predominantly denominated in US dollars and, after charging amortisation, currency translation differences decreased operating profits by £16 million in 2005 compared to 2004. Borrowings are predominantly denominated in US dollars and, after charging net finance costs, currency translation differences decreased profit before tax by £17 million in 2005 compared to 2004. The currency translation effects described above include the effect of the year on year movement in hedge rates in Elsevier journal subscriptions, the net benefit of which is lower in 2005 than in 2004 as the effect of the weaker US dollar is systematically incorporated within the three year rolling hedging programme.
     To help protect Reed Elsevier PLC’s and Reed Elsevier NV’s shareholders’ equity from the effect of currency movements, Reed Elsevier will, if deemed appropriate, hedge foreign exchange translation exposures by borrowing in those currencies where significant translation exposure exists or by selling forward surplus cash flow into one of the shareholders’ currencies. Hedging of foreign exchange translation exposure is undertaken only by the regional centralised treasury departments and under policies agreed by the boards of Reed Elsevier PLC and Reed Elsevier NV. Borrowing in the operational currency of individual businesses provides a structural hedge for the assets in those markets and for the income realised from those assets. The currencies of Reed Elsevier’s borrowings, therefore, reflect two key objectives, namely to minimise funding costs and to hedge currencies where it has significant business exposure.
     Individual businesses within Reed Elsevier Group plc and ERF are subject to foreign exchange transaction exposures caused by the effect of exchange rate movements on their revenue and operating costs, to the extent that such revenue and costs are not denominated in their operating currencies. Individual businesses are encouraged to hedge their exposures at market rates with the centralised treasury department within ERF. Hedging of foreign exchange transaction exposure is the only hedging activity undertaken by the individual businesses. For further details see note 18 to the combined financial statements.
Recently Issued Accounting Pronouncements
     In May 2005, the FASB issued Statement No. 154, “Accounting Changes and Error Corrections — A replacement of APB Opinion No. 20 and FASB Statement No. 3” (“SFAS 154”). This statement requires retrospective application to prior periods’ financial statements of changes in accounting principles unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. This statement applies to all voluntary changes in accounting principles and changes required by an accounting pronouncement that does not include specific transition provisions. SFAS 154 is required to be adopted in fiscal years beginning after December 15, 2005. SFAS 154 would not have had a material effect on the financial position, results of operations or cash flows of the combined businesses under US GAAP as at December 31, 2005.
     In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets — an Amendment of APB Opinion No. 29”, which eliminates the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. SFAS No. 153 shall be effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005 and shall be applied prospectively. SFAS 153 would not have had a material effect on the financial position, results of operations or cash flows of the combined businesses under US GAAP as at December 31, 2005.
     On November 24, 2004, FASB issued SFAS No. 151, “Inventory Costs, an amendment of ARB No. 43, Chapter 4.” The statement amends the guidance in ARB No. 43, Chapter 4, to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). SFAS No. 151 is required to be adopted in fiscal years beginning after June 15, 2005. The adoption of SFAS 151 is not expected to have a material impact on the combined financial statements.
     In August 2005, the IASB issued IFRS7 — Financial Instruments: Disclosures, which introduces new requirements to improve the information on financial instruments given in financial statements. The standard replaces some of the requirements in IAS32 — Financial Instruments: Disclosure and Presentation. IFRS7 is effective for fiscal years beginning on or after January 1, 2007. As a disclosure only standard, IFRS7 will not have an impact on the results of operations, or financial position of the combined businesses.

LIQUIDITY AND CAPITAL RESOURCES — REED ELSEVIER
Cash Flow
     Reed Elsevier’s net cash generated from operations in 2005 amounted to £1,223 million (2004: £1,154 million). Included in these net cash inflows are cash outflows relating to acquisition integration costs charged to operating profit of £28 million (2004: £30 million). Reed Elsevier generates significant cash inflows as its principal businesses do not generally require major fixed or working capital investments. A substantial proportion of revenue is received through subscription and similar advanced receipts, principally for scientific and medical journals and exhibition fees. At December 31, 2005 subscriptions and other revenues in advance totalled £979 million (2004: £947 million).
     Reed Elsevier’s cash outflow on the purchase of property, plant and equipment in 2005 was £93 million (2004: £82 million), while proceeds from the sale of property, plant and equipment amounted to £8 million (2004: £4 million). The cash outflow on internally developed intangible assets in 2005 was £102 million (2004: £110 million), principally relating to investment in software and systems development.
     During 2005, Reed Elsevier paid a total of £307 million (2004: £647 million) for acquisitions, after taking account of net cash acquired of £8 million (2004: £17 million) and of which £14 million (2004: £7 million) is deferred to future years; £15 million (2004: £nil) in respect of investments in joint ventures; and £9 million (2004: £7 million) of deferred payments in respect of acquisitions made in prior years. These payments were financed by net cash inflow from operating activities, available cash resources and commercial paper borrowings. Proceeds from sale of equity investments and businesses were £36 million (2004: £12 million).
     During 2005, Reed Elsevier paid dividends totalling £336 million to the shareholders of the parent companies (2004: £309 million).
     Net borrowings at December 31, 2005 were £2,694 million (2004: £2,532 million), comprising gross borrowings of £3,164 million, less £174 million of gains on related derivative financial instruments and cash and cash equivalents of £296 million. The increase of £162 million from the prior year end reflects foreign exchange translation effects following the significant strengthening of the US dollar between the beginning and end of the year. These translation effects increase net debt by £268 million, more than offsetting the benefit of free cash flow less dividend and acquisition spend.
     The directors of Reed Elsevier PLC and Reed Elsevier NV, having made appropriate enquiries, consider that adequate resources exist for the combined businesses to continue in operational existence for the foreseeable future.
Contractual Obligations
     The contractual obligations of Reed Elsevier relating to debt finance and operating leases at December 31, 2005, analysed by when payments are due, are summarised below.

		Less
		than			After
	Total	1 year	1-3 years	3-5 years	5 years

	(in millions)
Short term debt(1)	£536	£536	£—	£—	£—
Long term debt (including finance leases)	2,628	364	731	305	1,228
Operating leases	800	113	189	146	352

Total	£3,964	£1,013	£920	£451	£1,580

(1)	Short term debt is supported by committed facilities and by centrally managed cash and cash equivalents, and primarily comprises commercial paper.
     Interest payments are excluded from the above contractual obligations. Information on retirement benefit obligations is set out in note 6 to the combined financial statements.
Off-Balance Sheet Arrangements
     At December 31, 2005 Reed Elsevier had outstanding guarantees in respect of property lease guarantees given by Harcourt General, Inc. in favour of a former subsidiary. The maximum amount guaranteed as at December 31, 2005 is £73 million for certain property leases up to 2016, of which an amount of £27 million is held as provision against these lease guarantees. These guarantees, which would crystallise in the event that existing lessees default on payment of their lease commitments, are unrelated to the ongoing business.
     Save as disclosed above, Reed Elsevier has no off-balance sheet arrangements that currently have or are reasonably likely to have a material effect on the combined businesses’ financial condition, results of operations, liquidity, capital expenditure or capital resources.

Treasury Policies
     The boards of Reed Elsevier PLC and Reed Elsevier NV have requested that Reed Elsevier Group plc and Elsevier Reed Finance BV have due regard to the best interests of Reed Elsevier PLC and Reed Elsevier NV shareholders in the formulation of treasury policies.
     Financial instruments are used to finance the Reed Elsevier businesses and to hedge transactions. Reed Elsevier’s businesses do not enter into speculative transactions. The main treasury risks faced by Reed Elsevier are liquidity risk, interest rate risk and foreign currency risk. The boards of the parent companies agree overall policy guidelines for managing each of these risks and the boards of Reed Elsevier Group plc and Elsevier Finance SA agree policies (in conformity with parent company guidelines) for their respective business and treasury centres. These policies are summarised below.
Liquidity
     Reed Elsevier maintains a range of borrowing facilities and debt programmes to fund its requirements, at short notice and at competitive rates. The significance of Reed Elsevier Group plc’s US operations means that the majority of debt is denominated in US dollars and is raised in the US debt markets. A mixture of short term and long term debt is utilised and Reed Elsevier maintains a maturity profile to facilitate refinancing. Reed Elsevier’s policy is that no more than $1,000 million of term debt issues should mature in any 12-month period. In addition, minimum levels of net debt with maturities over three and five years are specified, depending on the level of the total borrowings.
     During 2005, Reed Elsevier Capital Inc. issued $700 million of global bonds and Elsevier Finance SA drew down the proceeds of a $290 million term loan arranged in 2004. Also during 2005, Harcourt General Inc. public notes with a nominal value of $15 million were repurchased in the open market. Reed Elsevier may from time to time, continue to repurchase outstanding debt in the open market depending on market conditions.
     After taking account of the maturity of committed bank facilities that back short term borrowings, at December 31, 2005 and after utilising available cash resources, no borrowings mature in the next two years, 46% of borrowings mature in the third year, 11% in the fourth and fifth years, 29% in the sixth to tenth years, and 14% beyond the tenth year.
     In April 2005 Reed Elsevier renegotiated and amended the terms of its $3,000 million committed credit facility. At December 31, 2005, Reed Elsevier had access to $3,000 million (2004: $3,000 million) of committed bank facilities, of which $115 million was drawn. These facilities principally provide back up for short term debt but also security of funding for future acquisition spend in the event that commercial paper markets are not available. Of the total committed facilities, $nil expires within one year (2004: $750 million), $3,000 million within two to three years (2004: $nil), and $nil within three to four years (2004: $2,250 million).
Interest Rate Exposure Management
     Reed Elsevier’s interest rate exposure management policy is aimed at reducing the exposure of the combined businesses to changes in interest rates. The proportion of interest expense that is fixed on net debt is determined by reference to the level of interest cover. Reed Elsevier uses fixed rate term debt, interest rate swaps, forward rate agreements and a range of interest rate options to manage the exposure. Interest rate derivatives are used only to hedge an underlying risk and no net market positions are held.
     At December 31, 2005, after taking account of interest rate and currency derivatives in a designated hedging relationship, $4,063 million of Reed Elsevier’s net debt was denominated in US dollars and net interest expense was fixed or capped on approximately $3,080 million of forecast US dollar net debt for the next 12 months. This fixed or capped net debt reduces to approximately $1,730 million by the end of the third year and reduces further thereafter with all designated interest rate derivatives which fix or cap expense and all but $113 million of fixed rate term debt (not swapped back to floating rate) having matured by the end of 2009 and 2012 respectively.
     At December 31, 2005, fixed rate US dollar term debt (not swapped back to floating rate) amounted to $1.9 billion (2004: $1.0 billion) and had a weighted average life remaining of 6.7 years (2004: 10.0 years) and a weighted average interest coupon of 6.0% (2004: 6.8%). Designated interest rate derivatives in place at December 31, 2005, which fix or cap the interest cost on an additional $0.7 billion (2004: $2.1 billion) of variable rate US dollar debt, have a weighted average maturity of 2.2 years (2004: 1.5 years) and a weighted average interest rate of 5.2% (2004: 4.4%). At December 31, 2005 there were undesignated derivatives in place which fix the interest cost on an average of $0.2 billion of debt in 2006.
Foreign Currency Exposure Management
     Translation exposures arise on the earnings and net assets of business operations in countries other than those of each parent company. These exposures are hedged, to a significant extent, by a policy of denominating borrowings in currencies where significant translation exposures exist, most notably US dollars.
     Current exposures on transactions denominated in a foreign currency are required to be hedged using forward contracts. In addition, recurring transactions and future investment exposures may be hedged, within defined limits, in advance of becoming contractual. The precise policy differs according to the commercial situation of the individual businesses. Expected future net cash flows may be covered for sales expected for up to the next 12 months (50 months for Elsevier science and medical subscription businesses up to limits staggered by duration). Cover takes the form of foreign exchange forward contracts. As at December 31, 2005, the amount of outstanding foreign exchange cover designated against future transactions was $1.1 billion.

OPERATING RESULTS — REED ELSEVIER PLC AND REED ELSEVIER NV
     Following a regulation adopted by the European Parliament, the consolidated financial statements of Reed Elsevier PLC and Reed Elsevier NV have for the first time been prepared in accordance with IFRS as issued by the IASB and adopted by the EU. As permitted for first-time application of IFRS, only two years of IFRS information has been presented and so the following discussion is based on the consolidated financial statements of Reed Elsevier PLC and Reed Elsevier NV for the two years ended December 31, 2005. IFRS differs in certain significant respects from US GAAP as set out in note 22 to the Reed Elsevier PLC consolidated financial statements and note 21 to the Reed Elsevier NV consolidated financial statements.
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
Results of Operations for the Year Ended December 31, 2005
Compared to the Year Ended December 31, 2004
     The earnings per share of Reed Elsevier PLC and Reed Elsevier NV were 18.6p and €0.43 respectively in 2005, compared to 18.6p and €0.43 in 2004. The earnings per share reflect the interests of the respective shareholders of Reed Elsevier PLC and Reed Elsevier NV in the results of the combined businesses.
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
     Dividends declared in the year, in amounts per ordinary share, comprise: a 2004 final dividend of 9.6p and 2005 interim dividend of 3.7p giving a total of 13.3p (2004: 12.1p) for Reed Elsevier PLC; and a 2004 final dividend of €0.240 and 2005 interim dividend of €0.092 giving a total of €0.332 (2004: €0.310) for Reed Elsevier NV.
     The board of Reed Elsevier PLC has proposed a 2005 final dividend of 10.7p, giving a total dividend of 14.4p for the year, up 11% on 2004. The boards of Reed Elsevier NV, in accordance with the dividend equalisation arrangements, have proposed a 2005 final dividend of €0.267, which results in a total dividend of €0.359 for the year, up 9% on 2004. The difference in dividend growth rates reflects the movement in the euro:sterling exchange rate between dividend announcement dates.
     Following a review of the financial position and outlook of Reed Elsevier PLC and Reed Elsevier NV, the respective boards have approved the introduction of an annual share repurchase programme in 2006 to further improve capital efficiency. The boards expect, subject to prevailing market and business conditions, to spend approximately $350 million (£200 million) on share repurchases in 2006 and approximately $1 billion (£600 million) over three years. The repurchase of shares in Reed Elsevier PLC and Reed Elsevier NV will reflect the equalisation ratio.

TREND INFORMATION
     Trends, uncertainties and events which can affect the revenue, operating profit and liquidity and capital resources of the Reed Elsevier combined businesses include the usage, penetration and customer renewal of our print and electronic products, the migration of print and CD products to online services, investment in new products and services, cost control and the impact of our cost reduction programmes on operational efficiency, the levels of academic library funding and US state and federal funding for education, the impact of economic conditions on corporate budgets and the level of advertising demand.
     Trends, uncertainties and events which could have a material impact on Reed Elsevier’s revenue, operating profit and liquidity and capital resources are discussed in further detail in “Item 3: Key Information — Risk Factors”; “Item 4: Information on Reed Elsevier”; and “Item 5: Operating and Financial Review and Prospects — Operating Results Reed Elsevier — Liquidity and Capital Resources — Reed Elsevier; Operating Results — Reed Elsevier PLC and Reed Elsevier NV”.

ITEM 6: DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
DIRECTORS
     The directors of each of Reed Elsevier PLC, Reed Elsevier NV, Reed Elsevier Group plc and Elsevier Reed Finance BV at February 15, 2006 were:

			Reed Elsevier	Elsevier Reed
Name (Age)	Reed Elsevier PLC	Reed Elsevier NV	Group plc	Finance BV

Gerard van de Aast (48)	Executive Director	Member of the Executive Board	Executive Director	—
Mark Armour (51)	Executive Director and Chief Financial Officer	Member of the Executive Board and Chief Financial Officer	Executive Director and Chief Financial Officer	Member of the Supervisory Board
Jacques Billy (35)	—	—	—	Member of the Management Board
Willem Boellaard (75)	—	—	—	Member of the Management Board
Dien de Boer-Kruyt (61)	—	Member of the Supervisory Board (4)	—	Member of the Supervisory Board
Rudolf van den Brink (58)	—	—	—	Chairman of the Supervisory Board
Sir Crispin Davis (56)	Executive Director and Chief Executive Officer(3)	Chairman of the Executive Board and Chief Executive Officer(3)	Executive Director and Chief Executive Officer	—
Mark Elliott (56)	Non-executive Director(4)	Member of the Supervisory Board (4)	Non-executive Director (2)	—
Erik Engstrom (42)	Executive Director	Member of the Executive Board	Executive Director	—
Jan Hommen (62)	Non-executive Chairman(3)(4)	Chairman of the Supervisory Board (3)(4)	Non-executive Chairman	—
Cees van Lede (63)	Non-executive Director(3)(4)	Member of the Supervisory Board (3)(4)	Non-executive Director(2)	—
Andrew Prozes (60)	Executive Director	Member of the Executive Board	Executive Director	—
David Reid (59)	Non-executive Director(1)(4)	Member of the Supervisory Board (1)(4)	Non-executive Director(1)	—
Lord Sharman (63)	Non-executive Director (1)(3)(4)	Member of the Supervisory Board(1)(3)(4)	Non-executive Director(1)	—
Rolf Stomberg (65)	Non-executive Director (3)(4)(5)	Member of the Supervisory Board(3)(4)(5)	Non-executive Director(2)(5)	—
Patrick Tierney (60)	Executive Director	Member of the Executive Board	Executive Director	—
Strauss Zelnick (48)	Non-executive Director(1)(4)	Member of the Supervisory Board (1)(4)	Non-executive Director(1)	—

(1)	Member of the Audit Committees of the boards of Reed Elsevier PLC, Reed Elsevier NV and Reed Elsevier Group plc.

(2)	Member of the Remuneration Committee of the board of Reed Elsevier Group plc.

(3)	Member of the joint Nominations Committee of the boards of Reed Elsevier PLC and Reed Elsevier NV.

(4)	Member of the joint Corporate Governance Committee of the boards of Reed Elsevier PLC and Reed Elsevier NV.

(5)	Senior independent non-executive director, as defined by The Combined Code: Principles of Good Governance and Code of Best Practice in the United Kingdom.
     A person described as a non-executive director of Reed Elsevier PLC or Reed Elsevier Group plc or a member of the Supervisory Board of Reed Elsevier NV is a director not employed by such company in an executive capacity.
     Gerard van de Aast is Chief Executive Officer of the Reed Business division. Appointed a director of Reed Elsevier Group plc and Reed Elsevier PLC in December 2000 and director of Reed Elsevier NV in April 2001. Prior to joining Reed Elsevier was Vice President and General Manager of Compaq’s Enterprise business in Europe, Middle East and Africa.
     Mark Armour was appointed Chief Financial Officer of Reed Elsevier Group plc and Reed Elsevier PLC in 1996, and of Reed Elsevier NV in April 1999. Appointed a member of the Supervisory Board of Elsevier Reed Finance BV in December 1998. Prior to joining Reed Elsevier as Deputy Chief Financial Officer in 1995, was a partner in Price Waterhouse.
     Jacques Billy was appointed a member of the Management Board of Elsevier Reed Finance BV in February 2002. He is Managing Director of Elsevier Finance SA, having joined that company as Finance Manager in 1999.
     Willem Boellaard was appointed a member of the Management Board of Elsevier Reed Finance BV in December 1998. He joined Reed Elsevier PLC in 1990.
     Dien de Boer-Kruyt was appointed a member of the Supervisory Board of Reed Elsevier NV and of Elsevier Reed Finance BV in 2000. A member of the Supervisory Boards of Sara Lee/DE, a subsidiary of Sara Lee Corporation, Imtech NV and Allianz Nederland Group NV.
     Rudolf van den Brink was appointed Chairman of the Supervisory Board of Elsevier Reed Finance BV in January 2006. A former member of the Managing Board of ABN AMRO Bank NV and of the Advisory Board of Deloitte & Touche. A member of the supervisory boards of Akzo Nobel NV, Van der Moolen Holding NV and Samas-Groep NV.
     Sir Crispin Davis was appointed Chief Executive Officer of Reed Elsevier Group plc, Reed Elsevier PLC and Reed Elsevier NV in September 1999. Knighted in 2004 for his services to the information industry. Non-executive director of GlaxoSmithKline plc. Prior to joining Reed Elsevier, was Chief Executive Officer of Aegis Group plc. From 1990 to 1993 was a member of the main board at Guinness plc, and Group Managing Director of United Distillers. Spent his early career with Procter and Gamble.
     Mark Elliott was appointed a non-executive director of Reed Elsevier Group plc, Reed Elsevier PLC and a member of the Supervisory Board of Reed Elsevier NV in April 2003. General Manager IBM Global Solutions. Held a number of positions with IBM, including Managing Director of IBM Europe, Middle East and Africa. Served on the board of IBAX, a hospital software company jointly owned by IBM and Baxter Healthcare, and as chairman of the Dean’s Advisory council of the Kelly School of Business, Indiana University.
     Erik Engstrom is Chief Executive Officer of the Elsevier division. He joined Reed Elsevier in August 2004, when he was also appointed a director of Reed Elsevier Group plc and Reed Elsevier PLC. Appointed to the board of Reed Elsevier NV in April 2005. Non-executive director of Eniro AB. Prior to joining Reed Elsevier, was general partner at General Atlantic Partners. Before that was president and chief operating officer of Random House. Began his career as a consultant with McKinsey.
     Jan Hommen was appointed non-executive Chairman of Reed Elsevier PLC and Reed Elsevier Group plc, and Chairman of the Supervisory Board of Reed Elsevier NV in April 2005. Chairman of the Supervisory Board of TNT NV and Academisch Ziekenhuis Maastricht, a member of the Supervisory Board of Koninklijke Ahold NV and ING NV. Is also Chairman of the Supervisory Board of TIAS, business school of the University of Tilburg. Was vice-chairman of the board of management and chief financial officer of Royal Philips Electronics NV until his retirement in 2005.
     Cees van Lede was appointed a non-executive director of Reed Elsevier Group plc, Reed Elsevier PLC and a member of the Supervisory Board of Reed Elsevier NV in April 2003. Chairman of the Supervisory Board of Heineken NV and a member of the Supervisory Boards of Air Liquide SA, Akzo Nobel NV, Royal Philips Electronics NV and Air France-KLM, and a non-executive director of Sara Lee Corporation. Was chairman of the board of management of Akzo Nobel NV until his retirement in May 2003.
     Andrew Prozes is Chief Executive Officer of the LexisNexis division. Appointed a director of Reed Elsevier Group plc and Reed Elsevier PLC in July 2000 and director of Reed Elsevier NV in April 2001. Non-executive director of Cott Corporation. Prior to joining Reed Elsevier was an Executive Vice President with the West Group, part of the Thomson Corporation and prior to that Group President of Southam Inc.
     David Reid was appointed a non-executive director of Reed Elsevier Group plc, Reed Elsevier PLC and a member of the Supervisory Board of Reed Elsevier NV in April 2003. Non-executive Chairman of Tesco plc, having previously been executive deputy chairman until December 2003, and finance director from 1985 to 1997.

     Lord Sharman was appointed a non-executive director of Reed Elsevier Group plc and Reed Elsevier PLC in January 2002, and a member of the Supervisory Board of Reed Elsevier NV in April 2002. Non-executive chairman of Aviva plc and Aegis Group plc, non-executive director of BG Group plc and a member of the Supervisory Board of ABN-AMRO NV. Member of the House of Lords since October 1999. Joined KPMG in 1966 where he was elected UK Senior Partner in 1994 and also joined both the International and Executive Committees of KPMG. Between 1997 and 1999 he was Chairman of KPMG Worldwide.
     Rolf Stomberg was appointed a non-executive director of Reed Elsevier Group plc and Reed Elsevier PLC in January 1999 and a member of the Supervisory Board of Reed Elsevier NV in April 1999. Chairman of Management Consulting Group plc and a non-executive director of Smith & Nephew plc. Is also Chairman of Lanxess AG and serves on the boards of TNT NV, Deutsche BP AG, HOYER GmbH and Biesterfeld AG. Formerly a director of The British Petroleum Company plc where he spent 27 years, latterly as Chief Executive of BP Oil International.
     Patrick Tierney is Chief Executive Officer of the Harcourt Education division. Joined Reed Elsevier in January 2003 and appointed a director of Reed Elsevier Group plc, Reed Elsevier PLC and Reed Elsevier NV in April 2003. Prior to joining Reed Elsevier was chief executive officer of Thomson Financial, part of the Thomson Corporation.
     Strauss Zelnick was appointed a non-executive director of Reed Elsevier PLC and Reed Elsevier Group plc, and a member of the Supervisory Board of Reed Elsevier NV in April 2005. Founder of ZelnickMedia Corporation in 2001. Chairman of Columbia Music Entertainment Inc, Direct Holdings Worldwide LLC and OTX Corporation. Prior to founding ZelnickMedia, was President and Chief Executive Officer of BMG Entertainment from 1998, and before that President and Chief Executive Officer of BMG Entertainment North America. He served as the Chief Executive Officer of Crystal Dynamics and as the President and Chief Operating Officer of 20th Century Fox.
SENIOR MANAGEMENT
     The executive officers of Reed Elsevier Group plc, other than directors, at February 15, 2006 were:
     Nick Baker:  Chief Strategy Officer. A member of the Reed Elsevier management committee. He has been with Reed Elsevier since 1986 and within Corporate Strategy since 1997.
     Stephen Cowden:  General Counsel and Company Secretary of Reed Elsevier PLC and Reed Elsevier Group plc. A UK lawyer. Joined Reed Elsevier in 2000 as General Counsel, and was appointed Company Secretary of Reed Elsevier Group plc and Reed Elsevier PLC in 2001. Prior to joining Reed Elsevier, was Group Company Secretary of Glaxo Wellcome plc.
     Erik Ekker:  Legal Director Continental Europe and Company Secretary Reed Elsevier NV and Company Secretary of Elsevier Reed Finance BV. A Dutch lawyer. Has been Legal Director (Continental Europe) of Reed Elsevier Group plc since 1993. Joined Reed Elsevier NV in 1977 as Legal Counsel.
     Ian Fraser:  Director of Human Resources. A member of the Reed Elsevier management committee. Joined Reed Elsevier in 2005. Prior to joining Reed Elsevier, he was Human Resources Director at BHP Billiton plc and, before that, held senior positions in human resources at Charter plc and Woolworths plc.
     Keith McGarr:  Chief Technology Officer. A member of the Reed Elsevier management committee. Joined the company in 2000. Previously, Mr McGarr was with Federal Express Corporation where he was responsible for IT network-based and distributed services and the design of network architecture.
COMPENSATION

Remuneration Committee
     The Remuneration Committee is responsible for:

—	recommending to the boards the remuneration (in all its forms) of the Chairman and the executive directors, including terms of service contracts and all other terms and conditions of employment;

—	providing advice to the boards and to the Chief Executive Officer on major policy issues affecting the remuneration of executives at a senior level below the boards; and

—	the operation of all share-based plans.
     A copy of the Terms of Reference of the Committee can be found on the Reed Elsevier website, www.reedelsevier.com. The information on our website is not incorporated by reference into this report.
     The Committee has appointed Towers Perrin, an external consultancy which has wide experience of executive remuneration in multinational companies, to advise in developing its performance-related remuneration policy. Towers Perrin also provide actuarial and other Human Resources consultancy services directly to some Reed Elsevier companies.

     The following individuals also provided material advice or services to the Committee during the year:

—	Sir Crispin Davis (Chief Executive Officer);

—	Ian Fraser (Global Director of Human Resources); and

—	Philip Wills (Director, Compensation and Benefits).
     Throughout 2005, the Remuneration Committee (the “Committee”) consisted wholly of independent non-executive directors: Rolf Stomberg (Chairman), Mark Elliott and Cees van Lede. At the invitation of the Chairman, the Chief Executive Officer attends the meetings of the Committee except when his own remuneration is under consideration.

Executive Directors — Remuneration policy and objectives
     Our remuneration policy has been designed to meet the needs of a group of global business divisions, each of which operates internationally by line of business. In order to support this business structure, it is essential to have a remuneration policy which aids the attraction and retention of the best executive talent from anywhere in the world and underpins Reed Elsevier’s demanding performance standards.
     The challenges and demands created by the need for global market competitiveness as well as for internal consistency have led the Committee to apply a more global approach to the design and operation of its incentive plans.
     The Committee believes that in order to meet its remuneration objectives, the remuneration of executive directors should comprise a balance between fixed and variable (performance-related) pay elements with the greater proportion of potential reward being linked to performance. For superior performance, some 60% of total target remuneration is performance-related.
     The Committee constantly reviews remuneration policy to ensure that it is sufficiently flexible to take account both of future changes in Reed Elsevier’s business operations and environment and of key developments in remuneration practice. Consequently, the policy set out in this report has applied during 2005 and will apply in 2006 subject to any necessary changes. Any changes will be described in full in future reports.

Remuneration objectives
     The principal objectives of the policy are to attract and motivate executives of the highest calibre and experience needed to shape and execute strategy and deliver shareholder value in an ever more competitive and increasingly global employment market. The Committee believes that this requires:

(i)	a pay and benefits package which is competitive with packages offered by other leading multinational companies operating in global markets, and is capable of providing upper quartile total remuneration for the sustained delivery of the clearly superior levels of performance required by our challenging business objectives;

(ii)	a reward structure that links individual performance, company performance and share price performance so as to align the interests of the directors with those of Reed Elsevier and the shareholders of the parent companies; and

(iii)	an approach to performance management that stimulates enhanced performance by directors, recognises their individual contribution to the attainment of our short-term and longer-term results and also encourages the teamwork which is essential to achieve the long-term strategic objectives.
     Base salary and the annual incentive plan (“AIP”) aim to position the executive within the relevant market for executive talent and to provide focus on the delivery of our shorter-term strategic objectives.
     The Executive Share Option Scheme (“ESOS”) and Long-Term Incentive Scheme (“LTIS”) encourage a focus on longer-term earnings growth and increases executives’ alignment with shareholders’ interests.
     The Committee believes that the primary engine for the creation of long-term shareholder value is sustained growth in profitability. In relation to shareholders, the primary measure of profitability is growth in the average of the Reed Elsevier PLC and Reed Elsevier NV adjusted earnings per share (i.e. before the amortisation of acquired intangible assets, acquisition integration costs, disposals and other non operating items, related tax effects and movements on deferred tax balances not expected to crystallise in the near term) at constant exchange rates (“Adjusted EPS”), which is supported, at an operational level, by the measures of revenue growth, profitability and cash generation. Accordingly, these measures are integrated into our reward structure. In all cases payments are made against a sliding scale of performance achievement because this is the fairest and simplest way to relate incentives to business targets. Recognising shareholder preference for longer term incentive arrangements to include a performance measure based on shareholder return, it is proposed that a secondary measure of total shareholder return relative to a focused peer group will apply to awards made under the LTIS from 2006.

Remuneration in practice
     The Committee’s practice is to review the market competitiveness of base salary on the following basis:

—	UK-based directors against FTSE 50 companies (excluding financial services); and

—	US-based directors (or directors on US-market based reward packages) against US Media Industry companies.
     Benefits, including medical and retirement benefits, are positioned to reflect local country practice. UK directors are eligible to participate in the all-employee SAYE (savings related) share option scheme.
     Recognising the more global approach to the design of its incentive plans, referred to earlier, the annual and longer-term incentive plans for executive directors are operated with common incentive opportunity levels, irrespective of geographical location.
     In relation to long-term incentives, the performance measures are tested once at the end of the specific performance period and are not subsequently re-tested (ie there is no re-testing of any performance condition).
     This overall approach is set out in greater detail below with reference to the individual elements of the reward package for executive directors:

Base Salary

—	Salaries are reviewed annually to take account of two factors, firstly, market movement and individual performance during the previous year. Secondly, the increased and sustainable contribution of the individual to the group which may position the individual at a higher value relative to the market.

Annual Incentive Plan (“AIP”)

—	Based on achievement of financial performance targets set against the critical measures of revenue growth, profit, cash generation and Key Performance Objectives (“KPOs”).

—	Targets are approved by the Committee at the beginning of the year and are aligned with the annual budget and strategic business objectives.

—	Payment against each financial performance measure is only made if a threshold of 94% of the target is achieved.

—	Up to 90% of salary is payable for the achievement of highly stretching financial targets which align with the parent companies’ double-digit Adjusted EPS growth objective. This 90% bonus opportunity is allocated as follows, as a % of salary:

—	Revenue	27%
—	Profit	27%
—	Cash Flow Conversion Rate	9%
—	KPOs	27%
     The four elements are measured separately, such that there could be a pay-out on one element and not on others.

—	A maximum of 110% of salary could be paid for exceptional performance. (This degree of upside potential in our AIP is low by market standards and it reflects the demanding nature of the initial targets).

Bonus Investment Plan (“BIP”)

—	Designed to encourage increased personal shareholding by the participant.

—	Directors and other designated key senior executives may invest up to half of any payment they receive under the AIP in shares of Reed Elsevier PLC or Reed Elsevier NV.

—	Subject to continued employment, and to their retaining these investment shares during a three-year performance period, they will be awarded an equivalent number of matching shares.

—	The award of matching shares is wholly dependent on the achievement of a performance condition. In 2005, this was the achievement of at least 6% per annum compound growth in the average of Reed Elsevier PLC and Reed Elsevier NV Adjusted EPS — measured at constant exchange rates over the three year vesting period.

Executive Share Options (“ESOS”)

—	Annual grants of options are made over shares in Reed Elsevier PLC and Reed Elsevier NV at the market price at date of grant.

—	The level of option grant and the performance conditions are determined and reviewed by the Committee annually.

—	The standard performance condition, which governs the size of grant for all participants, relates to the compound annual growth in Adjusted EPS over the three years prior to grant. The “Target Grant Pool” for all participants is defined with reference to share usage during the base year of 2003, as follows:

Target Grant Pool
Adjusted EPS Growth per annum	(as a % of 2003 Grant)

Less than 6%	50%
6% or more	75%
8% or more	100%
10% or more	125%
12% or more	150%

—	The awards made to executive directors are subject to an annual maximum of up to three times base salary. The awards are subject to the following three performance criteria:
       On grant

—	corporate performance as measured by Adjusted EPS growth in accordance with the criteria above, and

—	individual performance over the three year period prior to grant;
       On vesting

—	a further performance condition such that the compound growth in Adjusted EPS during the three years following grant must be at least 6% per annum. There is no retesting of the performance condition.

—	The combination of the above tests requires sustained high level profit growth over a continuous six year period in respect of each individual grant to executive directors.

—	Options are normally exercisable between three and ten years from the date of grant.

Long-term Incentive (“LTIS”) — 2004-2006 cycle

—	For the current performance period 2004-06, awards to directors under the LTIS were made in February 2004 over 5.5 times salary in conventional market price options and 2.5 times salary in performance shares.

—	The awards will vest at the end of the 2004-06 performance period, to the extent that the performance condition has been achieved:

at 8% compound annual growth in Adjusted EPS, 25% of the awards will vest;

at 10%, 100% will vest;

at 12%, 125% of the award will vest; and

awards will vest on a straight line basis between each of these points. There is no retesting of the performance condition.

—	Even if the Adjusted EPS target is met, the Remuneration Committee retains full discretion to reduce or cancel awards under the Plan based on its assessment as to whether the Adjusted EPS growth achieved is a fair reflection of the progress of the business having regard to underlying revenue growth, cash generation, return on capital and any significant changes in inflation as well as on individual performance.

—	Acceptance of an award under the LTIS (for the 2004-06 cycle) by any individual automatically terminated their award under the previous “Senior Executive Long Term Incentive Plan” introduced in 2000. No payments were therefore made under the 2000 Plan.
Long-term Incentive (“LTIS”) — 2006 and future cycles
     The Committee has reviewed the operation of the LTIS in line with its commitment to shareholders and is proposing the following changes to the operation of the LTIS with effect from 2006:

—	Grants will be made annually: from 2006, all executive directors will be eligible to receive an annual grant of performance shares with a target value of around 135% of salary. (Lower levels of grant will apply to other senior executives invited to participate in the LTIS.)

—	Awards will consist solely of performance shares (rather than a mix of performance shares and conventional market price options).

—	Relative Total Shareholder Return (“TSR”) will be introduced as a performance measure in addition to the Adjusted EPS target. From 2006, in addition to achieving a demanding Adjusted EPS performance target over a three year performance period, an additional TSR performance target over the same three year period will also be taken into account.

The threshold level of compound Adjusted EPS growth will continue to be 8% per annum, with maximum vesting being achieved for growth of 12% per annum. Any award earned through EPS performance may then be increased in line with Reed Elsevier’s TSR performance against a comparator group over the three year period, to a maximum of around 270% of salary (depending on dividend payments). No increase will be applied for TSR performance which is below median, and the maximum increase will be applied at upper quartile or higher levels of TSR achievement. No award will be made to participants if Reed Elsevier fails to achieve the Adjusted EPS growth threshold irrespective of the associated TSR performance.

The effect of this revised structure is that the vesting levels based on Adjusted EPS growth will, in isolation, generate a lower reward than currently. However, in combination with strong relative TSR performance, there will be scope for better reward. The Committee considers the proposed mechanism to be tougher than normal UK practice because the TSR element can improve the reward to participants if, but only if, the Adjusted EPS test has first been achieved.

—	Reed Elsevier’s TSR will be tested against a selected international group of competitor companies over a three year period. For awards in 2006, it is proposed that these companies will be as follows:

The Thomson Corporation McGraw Hill Reuters Group Pearson VNU Wolters Kluwer ChoicePoint EMAP Informa	United Business Media Fair Isaac John Wiley & Sons DMGT Dow Jones Lagardere Dun & Bradstreet WPP Taylor Nelson

—	Any shares which vest will be treated as attracting dividends during the performance period. The value of awards granted to participants will be reduced to take into account a reasonable expectation of the value of dividends over the performance period.

—	As currently, the Committee will have full discretion to reduce or cancel awards granted to participants in 2006 and thereafter based on its assessment as to whether the EPS and TSR performance fairly reflects the progress of the business having regard to underlying revenue growth, cash generation, return on capital and any significant changes in currency and inflation as well as individual performance.
These changes require the approval of shareholders at the 2006 Annual General Meeting of Reed Elsevier PLC and Reed Elsevier NV respectively.

Retirement Benefits

—	The Committee reviews retirement benefit provision in the context of the total remuneration package for each director, bearing in mind their age and service and against the background of evolving legislation and practice in the group’s major countries of operation.

—	Base salary is the only pensionable element of remuneration.

—	The three UK-based executive directors are provided with conventional UK “defined benefit” pension arrangements targeting two-thirds (Sir Crispin Davis 45%) of salary at a normal retirement age of 60.

—	The Committee has considered the Government changes to UK taxation of pension schemes introduced from 6 April 2006. The Committee currently intends to continue its existing practice of providing the targeted pension through a combination of:

—	the main UK Reed Elsevier Pension Scheme for salary restricted to a cap, determined annually on the same basis as the pre-April 2006 Inland Revenue earnings cap; and

—	Reed Elsevier’s unfunded unapproved pension arrangement for salary above the cap.

—	P. Tierney and A. Prozes are covered by a mix of defined benefit and defined contribution arrangements. Reed Elsevier pays a contribution of 19.5% of salary to E. Engstrom’s personal pension plan. In accordance with US legislation, these directors have no defined retirement age.

Shareholding Requirement
     Participants in the LTIS are required to build up a significant personal shareholding in Reed Elsevier PLC and/or Reed Elsevier NV. At executive director level, the current requirement is that they should own shares equivalent to 1.5 times salary and that this shareholding should be acquired prior to any payout being made under the LTIS in February 2007.

     Under the proposed terms of the revised LTIS, the shareholding requirement for the Group Chief Executive Officer will (subject to shareholders’ approval) increase from 1.5 times to three times salary and for other executive directors from 1.5 times to two times salary (the revised shareholding requirements to be met by February 2009).
Service Contracts
     Executive directors are employed under service contracts which generally provide for one year’s notice and neither specify severance payments nor contain specific provisions in respect of change in control.
     Each of the executive directors has a service contract, as summarised below:

Expiry date
(subject to
	Contract Date	notice period)	Notice period	Subject to:

G J A van de Aast(i)	November 15, 2000	July 17, 2017	12 months	English law
M H Armour(i)	October 7, 1996	July 29, 2014	12 months	English law
Sir Crispin Davis(i)	July 19, 1999	March 19, 2009	12 months	English law
E Engstrom(i)	June 25, 2004	June 14, 2025	12 months	English law
A Prozes(ii)	July 5, 2000	Indefinite	12 months base salary payable for termination without cause	New York law
P Tierney(ii)	November 19, 2002	Indefinite	12 months base salary payable for termination without cause	New York law

(i)	Employed by Reed Elsevier Group plc

(ii)	Employed by Reed Elsevier Inc
     The Committee believes that as a general rule, notice periods should be twelve months and that the directors should, subject to practice within their base country, be required to mitigate their damages in the event of termination. The Committee will, however, note local market conditions so as to ensure that the terms offered are appropriate to attract and retain top executives operating in global businesses.
     No loans, advances or guarantees have been provided on behalf of any director.
     The service contracts for executive directors (and for approximately 130 other senior executives) contain the following provisions:

—	covenants which prevent them from working with specified competitors, recruiting Reed Elsevier employees and soliciting Reed Elsevier customers for a period of 12 months after leaving employment;

—	in the event of their resigning, they will immediately lose all rights to any awards under the LTIS, ESOS and BIP granted from 2004 onwards, whether or not such awards have vested; and

—	in the event that they join a specified competitor within 12 months of termination, any gains made in the six months prior to termination on the exercise of an LTIS, ESOS and BIP award made from 2004 onwards shall be repayable.
Policy on External Appointments
     The Committee believes that the experience gained by allowing executive directors to serve as non-executive directors on the boards of other organisations is of benefit to Reed Elsevier. Accordingly, executive directors may, subject to the approval of the Chairman and the Chief Executive Officer, serve as non-executive directors on the boards of up to two non-associated companies (of which only one may be to the board of a major company) and they may retain remuneration arising from such appointments.

—	Sir Crispin Davis is a non-executive director of GlaxoSmithKline plc and received a fee of £70,000 during 2005.

—	Erik Engstrom is a non-executive director of Eniro AB and received a fee of £22,108 during 2005.

—	Andrew Prozes is a non-executive director of the Cott Corporation and received a fee of £27,377 during 2005.

Non-executive directors — Remuneration policy
     Reed Elsevier seeks to recruit non-executive directors with the experience to contribute to the board of a dual-listed global business and with a balance of personal skills which will make a major contribution to the boards and their committee structures.
     With the exception of GJ de Boer-Kruyt, who serves only on the Supervisory Board of Reed Elsevier NV, non-executive directors, including the Chairman, are appointed to the boards of Reed Elsevier Group plc, Reed Elsevier PLC and the Supervisory Board of Reed Elsevier NV.
     Non-executive directors’ remuneration is determined by the three boards as appropriate to the director concerned. The primary source for comparative market data is the practice of FTSE50 companies, although reference is also made to AEX companies.
     Non-executive directors, including the Chairman, serve under letters of appointment, do not have contracts of service and are not entitled to notice of, or payments following, termination.
     During the year the Reed Elsevier Group plc board introduced a charity donation matching programme for non-executive directors. Under the policy, where a non-executive director donates all or part of their fees to a registered charity, the company may, at its sole discretion, make a matching donation to any charity, provided the charity’s objectives are judged to be appropriate and are not political or religious in nature. Messrs Reid and Zelnick each donated a proportion of their fees in respect of 2005 to charity and, in accordance with the programme the company made matching charitable donations of £22,500 and £30,000, respectively.
Fee levels
     Non-executive directors receive one annual fee in respect of their memberships of the boards of Reed Elsevier PLC, Reed Elsevier NV and Reed Elsevier Group plc. The fee paid to GJ de Boer-Kruyt, who serves only on the Supervisory Board of Reed Elsevier NV, reflects her time commitment to that company and to other companies within the Reed Elsevier combined businesses. Non-executive directors are reimbursed for expenses incurred in attending meetings. They do not receive any performance related bonuses, pension provisions, share options or other forms of benefit. Fees may be reviewed annually, although in practice they have changed on a less frequent basis and were last reviewed with effect from May 1, 2003. The fee for GJ de Boer-Kruyt was last reviewed with effect from January 1, 2004.
Emoluments of the directors
     The emoluments of the directors of Reed Elsevier PLC and Reed Elsevier NV (including any entitlement to fees or emoluments from either Reed Elsevier Group plc or Elsevier Reed Finance BV) were as follows:
(a) Aggregate emoluments

	2005	2004

	(In thousands)
Salaries and fees	£4,234	£3,684
Benefits	111	475
Annual performance-related bonuses	3,001	3,027
Pension contributions	135	54
Pension to former director	223	190
Payment to former director	10	10

Total	£7,714	£7,440

     No compensation payments have been made for loss of office or termination in 2004 and 2005.
     Details of share options exercised by the directors over shares in Reed Elsevier PLC and Reed Elsevier NV during the year are shown on pages 53 to 56. The aggregate notional pre-tax gain made by the directors on the exercise of Reed Elsevier PLC and Reed Elsevier NV share options during the year was £471,482 (2004: £2,001).

(b) Individual emoluments of executive directors

		2005			2004

	Salary	Benefits	Bonus	Total	Total

G J A van de Aast	£430,000	£16,462	£408,741	£855,203	£835,222
M H Armour	535,000	19,372	474,989	1,029,361	998,402
Sir Crispin Davis	1,040,000	28,173	923,343	1,991,516	1,949,435
E Engstrom (from August 23, 2004)	571,429	13,950	465,057	1,050,436	739,732
A Prozes	571,429	19,891	557,120	1,148,440	1,080,352
P Tierney	571,429	13,009	171,440	755,878	1,087,071

Total	£3,719,287	£110,857	£3,000,690	£6,830,834	£6,690,214

     Benefits principally comprise the provision of a company car, medical insurance and life assurance.
     In setting the levels of payments under the AIP for directors for 2005, the Committee took into account a number of factors including: strong organic revenue growth in the majority of the businesses, continued improvement in underlying operating margin, overall improvement in capital efficiency and strong cash generation when compared to stretching internal targets. Harcourt Education’s disappointing performance in supplemental and assessment was considered against the basal performance. In addition, the directors were generally assessed as performing well against their KPOs, resulting in positive business momentum and an overall promising business outlook.
     Messrs. Prozes, Tierney and McGarr, together with certain other senior US-based executives and managers, participate in a bonus deferral plan that affords participants the ability to defer payment of all or part of the annual incentive bonuses otherwise payable to them, provided that such deferral is elected before the amount of such bonus is determined. Deferral can be for a stated term or until termination of employment. The deferred funds are credited with income based on the performance of specified reference investment funds or indices. Deferred funds may be drawn at any time subject to a 10% forfeiture, or without forfeiture in the event of severe financial hardship resulting from illness or accident to the participant or a beneficiary, loss of principal residence due to casualty or other circumstances beyond the control of the participant determined to constitute severe financial hardship by the Remuneration Committee that administers the plan.
     Sir Crispin Davis was the highest paid director in 2005. He exercised a SAYE share option during 2005 over 5,019 Reed Elsevier PLC ordinary shares, at an option price of 336.2p. The notional gain on the exercise amounted to £9,576.
(c) Pensions in more detail
     The target pension for Sir Crispin Davis at a normal retirement age of 60 is 45% of base salary in the 12 months prior to retirement. Other executive directors based in the United Kingdom are provided with pension benefits at a normal retirement age of 60, equivalent to two thirds of base salary in the 12 months prior to retirement, provided they have completed 20 years’ service with Reed Elsevier or at an accrual rate of 1/30th of pensionable salary per annum if employment is for less than 20 years.
     The target pension for A Prozes, a US-based director, is US$300,000 per annum, which becomes payable on retirement only if he completes a minimum of seven years’ service. The pension will be reduced in amount by the value of any other retirement benefits payable by Reed Elsevier or which become payable by any former employer, other than those attributable to employee contributions. The target pension for P Tierney, a US-based director, after completion of five years’ pensionable service is US $440,000 per annum, inclusive of any other retirement benefits from any former employer. In the event of termination of employment before completion of five years’ pensionable service, the pension payable will be reduced proportionately. As US employees Messrs Prozes and Tierney also are eligible to participate in the Reed Elsevier 401k plan, to which Reed Elsevier contributed £3,588 and £4,031 respectively for the year.
     The pension arrangements for the above directors include life assurance cover whilst in employment, an entitlement to a pension in the event of ill health or disability and a spouse’s and/or dependants’ pension on death.
     E Engstrom is not a member of a Reed Elsevier pension scheme and Reed Elsevier made a contribution to Mr. Engstrom’s designated retirement account of £111,429, equivalent to 19.5% of his annual salary. In addition, Mr. Engstrom is provided with life assurance cover whilst in employment.

     The increase in the transfer value of the directors’ pensions, after deduction of contributions, is shown below:

									Transfer value
								Increase in	of increase
					Increase in			accrued	in accrued
			Transfer	Transfer	transfer		Increase in	annual	annual pension
			value	value	value during	Accrued	accrued	pension	during the
			of accrued	of accrued	the period	annual	annual	during	period (net of
	Age		pension	pension	(net of	pension	pension	the period	inflation
	December 31	Directors’	December 31	December 31	directors’	December 31	during	(net of	and directors’
	2005	contributions	2004	2005	contributions)	2005	the period	inflation)	contributions)

G J A van de Aast	48	£4,980	£510,134	£721,552	£206,437	£72,884	£17,615	£15,680	£150,257
M H Armour	51	4,980	1,722,165	2,259,816	532,670	194,644	28,090	22,272	253,598
Sir Crispin Davis	56	4,980	3,961,740	5,563,704	1,596,984	310,475	61,152	52,425	934,483
A Prozes	59	—	—	—	—	—	—	—	—
P Tierney	60	—	1,556,726	1,938,541	381,816	170,308	25,500	25,500	288,412
     Transfer values have been calculated in accordance with the guidance note “GN11” published by the UK Institute of Actuaries and Faculty of Actuaries.
     The transfer value in respect of individual directors represents a liability in respect of directors’ pensions entitlement, and is not an amount paid or payable to the director.
(d) Individual emoluments of non-executive directors

	2005	2004

G J de Boer-Kruyt	£23,151	£22,993
J F Brock (until 28 April 2005)	11,130	44,218
M W Elliott	45,000	45,000
J Hommen (from 27 April 2005)	159,817	—
C J A van Lede	44,521	44,218
D E Reid	45,000	45,000
Lord Sharman	52,000	52,000
R W H Stomberg	52,740	52,381
M Tabaksblat (until 28 April 2005)	47,945	190,476
S Zelnick (from 27 April 2005)	33,750	—

Total	£515,054	£496,286

     Mr R J Nelissen, a former director of Reed Elsevier PLC, Reed Elsevier NV and Reed Elsevier Group plc served as Chairman of the Supervisory Board of Elsevier Reed Finance BV throughout 2005. During the period he received fees of £10,274 in such capacity.
Compensation of executive officers
     The aggregate compensation paid to all executive officers (other than directors) of Reed Elsevier Group plc (five persons) as a group, for services in such capacities for the year ended December 31, 2005, was £2,006,654 which included contributions made to the pension plans in respect of such officers of £109,825.
BOARD PRACTICES
REED ELSEVIER
     The boards of directors of Reed Elsevier PLC and Reed Elsevier NV manage their respective shareholdings in Reed Elsevier Group plc and Elsevier Reed Finance BV. The boards of Reed Elsevier PLC, Reed Elsevier NV and Reed Elsevier Group plc are harmonised. Subject to shareholders of Reed Elsevier PLC and Reed Elsevier NV re-electing retiring directors at their respective Annual General Meetings in 2006, all the directors of Reed Elsevier Group plc will also be directors of Reed Elsevier PLC and of Reed Elsevier NV. For a complete description of the board membership positions and executive officer positions within Reed Elsevier, see “— Directors” on page 40. Details of the Audit Committees of Reed Elsevier Group plc, Reed Elsevier PLC and Reed Elsevier NV are given under “Item 15: Controls and Procedures” and details of the Remuneration Committee are given under “— Compensation” on page 42.

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
     The Reed Elsevier PLC board has also established the following committees:

—	Audit — comprising three independent non-executive directors; and

—	Corporate Governance — a joint committee of Reed Elsevier PLC and Reed Elsevier NV, comprising all non-executive directors and members of the supervisory board of each company, all of whom are independent.

     Each director on the Reed Elsevier PLC board is required to retire by rotation at least every three years, and are able then to make themselves available for re-election by shareholders at the Annual General Meeting.
REED ELSEVIER NV
     Reed Elsevier NV has a two-tier board structure currently comprising six executive directors (the “executive board”) and eight independent non-executive directors (the “Supervisory Board” and, together with the executive board, the “combined board”). A person may only be appointed or proposed or recommended for appointment to the boards if that person has been nominated for that appointment by the joint Nominations Committee of Reed Elsevier PLC and Reed Elsevier NV. Persons nominated by the joint Nominations Committee will be required to be approved by the Reed Elsevier NV combined board prior to appointment to the Reed Elsevier NV executive or supervisory board and by Reed Elsevier NV shareholders. The joint Nominations Committee comprises four members of the Supervisory Board, all of whom are independent, plus the Chief Executive Officer.
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
     The Reed Elsevier NV supervisory board has also established the following committees:

—	Audit — comprising three independent members of the Reed Elsevier NV Supervisory Board; and

—	Corporate Governance — a joint committee of Reed Elsevier NV and Reed Elsevier PLC, comprising all members of the Supervisory Board and non-executive directors of each company, all of whom are independent.
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
EMPLOYEES
     Reed Elsevier’s average number of employees in the year ended December 31, 2005 was 36,100 (2004: 35,100). Approximately 5,800 were located in the UK (2004: 5,700); 20,100 in North America (2004: 19,800); 2,500 in the Netherlands (2004: 2,600); 4,300 in the rest of Europe (2004: 4,000); and 3,400 in the rest of the world (2004: 3,000). The average number of employees in the business segments in the year ended December 31, 2005 was 7,100 in Elsevier (2004: 6,700); 13,200 in LexisNexis (2004: 12,800); 5,400 in Harcourt Education (2004: 5,300); 10,200 in Reed Business (2004: 10,100); and 200 in corporate/shared functions (2004: 200). At December 31, 2005, the number of employees was approximately 36,500, which comprised 7,300 in Elsevier; 13,400 in LexisNexis; 5,400 in Harcourt Education; 10,200 in Reed Business; and 200 in corporate/shared functions.
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
SHARE OWNERSHIP
REED ELSEVIER PLC
Share options
     The following table sets forth the details of options held by directors over Reed Elsevier PLC ordinary shares as at December 31, 2005 under share option schemes which are described below under “Reed Elsevier — Share option schemes”:
Over shares in Reed Elsevier PLC

							Market
		Granted			Exercised		price at
	January 1,	during	Option		during the		exercise		December 31,	Exercisable	Exercisable
	2005	the year	price		year		date		2005	from	until

G J A van de Aast — ESOS	50,940		638.00	p					50,940	Dec 1, 2003	Dec 1, 2010
	49,317		659.00						49,317	Feb 23, 2004	Feb 23, 2011
	58,000		600.00						58,000	Feb 22, 2005	Feb 22, 2012
	81,728		451.50						81,728	Feb 21, 2006	Feb 21, 2013
	124,956		487.25						124,956	Feb 19, 2007	Feb 19, 2014
		120,900	533.50						120,900	Feb 17, 2008	Feb 17, 2015
— BIP	31,217		Nil						31,217	Mar 26, 2007	Mar 26, 2007
— LTIS (options)	229,087		487.25						229,087	Feb 19, 2007	Feb 19, 2014
— LTIS (shares)	104,130		Nil						104,130	Feb 19, 2007	Feb 19, 2007

Total	729,375	120,900							850,275

M H Armour — ESOS	39,600		400.75	p	39,600	(i)	529.50	p	—
	30,000		585.25						30,000	Apr 23, 1999	Apr 23, 2006
	52,000		565.75						52,000	Apr 21, 2000	Apr 21, 2007
	66,900		523.00						66,900	Aug 17, 2001	Aug 17, 2008
	33,600		537.50						33,600	Feb 21, 2003	April 19, 2009
	88,202		436.50						88,202	May 2, 2003	May 2, 2010
	62,974		659.00						62,974	Feb 23, 2004	Feb 23, 2011
	74,000		600.00						74,000	Feb 22, 2005	Feb 22, 2012
	104,319		451.50						104,319	Feb 21, 2006	Feb 21, 2013
	155,147		487.25						155,147	Feb 19, 2007	Feb 19, 2014
		150,422	533.50						150,422	Feb 17, 2008	Feb 17, 2015
— BIP	11,327		Nil						11,327	Mar 21, 2006	Mar 21, 2006
	19,225		Nil						19,225	Mar 26, 2007	Mar 26, 2007
		21,861	Nil						21,861	Apr 14, 2008	Apr 14, 2008
— LTIS (options)	284,437		487.25						284,437	Feb 19, 2007	Feb 19, 2014
— LTIS (shares)	129,289		Nil						129,289	Feb 19, 2007	Feb 19, 2007
— SAYE	4,329		377.60						4,329	Aug 1, 2009	Jan 31, 2010

Total	1,155,349	172,283			39,600				1,288,032

Sir Crispin Davis — ESOS	160,599		467.00	p					160,599	Feb 21, 2003	Sept 1, 2009
	80,300		467.00						80,300	Sept 1, 2003	Sept 1, 2009
	80,300		467.00						80,300	Sept 1, 2004	Sept 1, 2009
	171,821		436.50						171,821	May 2, 2003	May 2, 2010
	122,914		659.00						122,914	Feb 23, 2004	Feb 23, 2011
	148,500		600.00						148,500	Feb 22, 2005	Feb 22, 2012
	209,192		451.50						209,192	Feb 21, 2006	Feb 21, 2013
	305,303		487.25						305,303	Feb 19, 2007	Feb 19, 2014
		292,409	533.50						292,409	Feb 17, 2008	Feb 17, 2015
— BIP	22,731		Nil						22,731	Mar 21, 2006	Mar 21, 2006
	39,554		Nil						39,554	Mar 26, 2007	Apr 26, 2007
		86,042	Nil						86,042	Apr 14, 2008	Apr 14, 2008
— LTIS (options)	559,722		487.25						559,722	Feb 19, 2007	Feb 19, 2014
— LTIS (shares)	254,419		Nil						254,419	Feb 19, 2007	Feb 19, 2007
— SAYE	5,019		336.20		5,019	(i)	527.00	p	—

Total	2,160,374	378,451			5,019				2,533,806

							Market
		Granted			Exercised		price at
	January 1,	during	Option		during the		exercise		December 31,	Exercisable	Exercisable
	2005	the year	price		year		date		2005	from	until

E Engstrom — ESOS	63,460		478.00	p					63,460	Aug 23, 2007	Aug 23, 2014
		154,517	533.50						154,517	Feb 17, 2008	Feb 17, 2015
— BIP		14,020	Nil						14,020	Apr 14, 2008	Apr 14, 2008
— LTIS (options)	318,398		478.00						318,398	Aug 23, 2007	Aug 23, 2014
— LTIS (shares)	144,726		Nil						144,726	Aug 23, 2007	Aug 23, 2007
— Restricted shares	115,781		Nil		38,595	(ii)	524.50	p	77,186	Aug 23, 2005	Aug 23, 2007

Total	642,365	168,537			38,595				772,307

A Prozes — ESOS	188,281		566.00	p					188,281	Aug 9, 2003	Aug 9, 2010
	83,785		659.00						83,785	Feb 23, 2004	Feb 23, 2011
	103,722		600.00						103,722	Feb 22, 2005	Feb 22, 2012
	132,142		451.50						132,142	Feb 21, 2006	Feb 21, 2013
	162,666		487.25						162,666	Feb 19, 2007	Feb 19, 2014
		154,517	533.50						154,517	Feb 17, 2008	Feb 17, 2015
— BIP	20,040		Nil						20,040	Mar 21, 2006	Mar 21, 2006
	20,104		Nil						20,104	Mar 26, 2007	Mar 26, 2007
		23,756	Nil						23,756	Apr 14, 2008	Apr 14, 2008
— LTIS (options)	298,221		487.25						298,221	Feb 19, 2007	Feb 19, 2014
— LTIS (shares)	135,555		Nil						135,555	Feb 19, 2007	Feb 19, 2007

Total	1,144,516	178,273							1,322,789

P Tierney — ESOS	396,426		451.50	p					396,426	Feb 21, 2006	Feb 21, 2013
	162,666		487.25						162,666	Feb 19, 2007	Feb 19, 2014
		154,517	533.50						154,517	Feb 17, 2008	Feb 17, 2015
— BIP	19,572		Nil						19,572	Mar 26, 2007	Mar 26, 2007
		24,156	Nil						24,156	Apr 14, 2008	Apr 14, 2008
— LTIS (options)	298,221		487.25						298,221	Feb 19, 2007	Feb 19, 2014
— LTIS (shares)	135,555		Nil						135,555	Feb 19, 2007	Feb 19, 2007

Total	1,012,440	178,673							1,191,113

(i)	Retained an interest in all of the shares

(ii)	Retained an interest in 10,169 shares
    Awards granted under ESOS and BIP which become exercisable from 2007 onwards are subject to post-grant performance conditions, as set out on pages 57 to 59.
     The proportion of the award that may vest under LTIS is subject to the annual growth in Adjusted EPS during the performance period. The numbers of LTIS options and shares included in the above table are calculated by reference to an assumed annual growth rate of 10%, which would result in 100% of the award vesting. Depending on actual Adjusted EPS growth, the proportion of the award that may vest could be lower or higher, as outlined on pages 58 and 59.
     Options under the SAYE scheme, in which all eligible UK employees are invited to participate, are granted at a maximum discount of 20% to the market price at time of grant. They are normally exercisable for a period of 6 months after the expiry of 3 to 5 years from the date of grant. No performance targets are attached to this scheme as it is an all-employee scheme.
     The middle market price of a Reed Elsevier PLC ordinary share on the date of the 2005 award under BIP was 536.50p.
     The middle market price of a Reed Elsevier PLC ordinary share during the year was in the range 474.50p to 553.50p and at December 31, 2005 was 546.00p.

REED ELSEVIER NV
Share options
     The following table sets forth the details of options held by directors over Reed Elsevier NV ordinary shares as at December 31, 2005 under share option schemes which are described below under “Reed Elsevier — Share option schemes”:
Over shares in Reed Elsevier NV

						Market
		Granted		Exercised		price at
	January 1,	during	Option	during		exercise	December 31,	Exercisable	Exercisable
	2005	the year	price	the year		date	2005	from	until

G J A van de Aast — ESOS	35,866		€14.87				35,866	Dec 1, 2003	Dec 1, 2010
	35,148		14.75				35,148	Feb 23, 2004	Feb 23, 2011
	40,699		13.94				40,699	Feb 22, 2005	Feb 22, 2012
	58,191		9.34				58,191	Feb 21, 2006	Feb 21, 2013
	85,805		10.57				85,805	Feb 19, 2007	Feb 19, 2014
		82,478	11.31				82,478	Feb 17, 2008	Feb 17, 2015
— BIP	12,057		Nil				12,057	Mar 21, 2006	Mar 21, 2006
		26,347	Nil				26,347	Apr 14, 2008	Apr 14, 2008
— LTIS (options)	157,309		10.57				157,309	Feb 19, 2007	Feb 19, 2014
— LTIS (shares)	71,504		Nil				71,504	Feb 19, 2007	Feb 19, 2007

Total	496,579	108,825					605,404

M H Armour — ESOS	20,244		€13.55				20,244	Feb 21, 2003	Apr 19, 2009
	61,726		10.73				61,726	May 2, 2003	May 2, 2010
	44,882		14.75				44,882	Feb 23, 2004	Feb 23, 2011
	51,926		13.94				51,926	Feb 22, 2005	Feb 22, 2012
	74,276		9.34				74,276	Feb 21, 2006	Feb 21, 2013
	106,536		10.57				106,536	Feb 19, 2007	Feb 19, 2014
		102,618	11.31				102,618	Feb 17, 2008	Feb 17, 2015
— BIP	8,030		Nil				8,030	Mar 21, 2006	Mar 21, 2006
	12,842		Nil				12,842	Mar 26, 2007	Mar 26, 2007
		15,098	Nil				15,098	Apr 14, 2008	Apr 14, 2008
— LTIS (options)	195,317		10.57				195,317	Feb 19, 2007	Feb 19, 2014
— LTIS (shares)	88,780		Nil				88,780	Feb 19, 2007	Feb 19, 2007

Total	664,559	117,716					782,275

Sir Crispin Davis — ESOS	95,774		€12.00				95,774	Feb 21, 2003	Sept 1, 2009
	47,888		12.00				47,888	Sept 1, 2003	Sept 1, 2009
	47,888		12.00				47,888	Sept 1, 2004	Sept 1, 2009
	120,245		10.73				120,245	May 2, 2003	May 2, 2010
	87,601		14.75				87,601	Feb 23, 2004	Feb 23, 2011
	104,204		13.94				104,204	Feb 22, 2005	Feb 22, 2012
	148,946		9.34				148,946	Feb 21, 2006	Feb 21, 2013
	209,645		10.57				209,645	Feb 19, 2007	Feb 19, 2014
		199,481	11.31				199,481	Feb 17, 2008	Feb 17, 2015
— BIP	16,115		Nil				16,115	Mar 21, 2006	Mar 21, 2006
	26,421		Nil				26,421	Mar 26, 2007	Mar 26, 2007
— LTIS (options)	384,349		10.57				384,349	Feb 19, 2007	Feb 19, 2014
— LTIS (shares)	174,704		Nil				174,704	Feb 19, 2007	Feb 19, 2007

Total	1,463,780	199,481					1,663,261

E Engstrom — ESOS	43,866		€10.30				43,866	Aug 23, 2007	Aug 23, 2014
		105,412	11.31				105,412	Feb 17, 2008	Feb 17, 2015
— LTIS (options)	220,090		10.30				220,090	Aug 23, 2007	Aug 23, 2014
— LTIS (shares)	100,040		Nil				100,040	Aug 23, 2007	Aug 23, 2007
— Restricted shares	80,032		Nil	26,678	(i)	€11.41	53,354	Aug 23, 2005	Aug 23, 2007

Total	444,028	105,412		26,678			522,762

					Market
		Granted		Exercised	price at
	January 1,	during	Option	during	exercise	December 31,	Exercisable	Exercisable
	2005	the year	price	the year	date	2005	from	until

A Prozes — ESOS	131,062		€13.60			131,062	Aug 9, 2003	Aug 9, 2010
	59,714		14.75			59,714	Feb 23, 2004	Feb 23, 2011
	72,783		13.94			72,783	Feb 22, 2005	Feb 22, 2012
	94,086		9.34			94,086	Feb 21, 2006	Feb 21, 2013
	111,699		10.57			111,699	Feb 19, 2007	Feb 19, 2014
		105,412	11.31			105,412	Feb 17, 2008	Feb 17, 2015
— BIP	14,552		Nil			14,552	Mar 21, 2006	Mar 21, 2006
	13,612		Nil			13,612	Mar 26, 2007	Mar 26, 2007
		16,522	Nil			16,522	Apr 14, 2008	Apr 14, 2008
— LTIS (options)	204,782		10.57			204,782	Feb 19, 2007	Feb 19, 2014
— LTIS (shares)	93,083		Nil			93,083	Feb 19, 2007	Feb 19, 2007

Total	795,373	121,934				917,307

P Tierney — ESOS	282,258		€9.34			282,258	Feb 21, 2006	Feb 21, 2013
	111,699		10.57			111,699	Feb 19, 2007	Feb 19, 2014
		105,412	11.31			105,412	Feb 17, 2008	Feb 17, 2015
— BIP	13,252		Nil			13,252	Mar 26, 2007	Mar 26, 2007
		16,800	Nil			16,800	Apr 14, 2008	Apr 14, 2008
— LTIS (options)	204,782		10.57			204,782	Feb 19, 2007	Feb 19, 2014
— LTIS (shares)	93,083		Nil			93,083	Feb 19, 2007	Feb 19, 2007

Total	705,074	122,212				827,286

(i)	Retained an interest in all of the shares
     Awards granted under ESOS and BIP which become exercisable from 2007 onwards are subject to post-grant performance conditions, as set out on pages 57 to 59.
     The proportion of the award that may vest under LTIS is subject to the annual growth in Adjusted EPS during the performance period. The numbers of LTIS options and shares included in the above table are calculated by reference to an assumed annual growth rate of 10%, which would result in 100% of the award vesting. Depending on actual Adjusted EPS growth, the proportion of the award that may vest could be lower or higher, as outlined on pages 58 and 59.
     The market price of a Reed Elsevier NV ordinary share on the date of the 2005 award under BIP was €11.35.
     The market price of a Reed Elsevier NV ordinary share during the year was in the range €10.09 to €11.91 and at December 31, 2005 was €11.80.
REED ELSEVIER
Share option schemes
     As of December 31, 2005, Reed Elsevier operated and had granted share options under a number of equity-based compensation plans as follows

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
     For many years Dutch employees of Reed Elsevier have benefited from a mixed savings and option scheme. This facility consists of an annual issue by Reed Elsevier NV of a convertible debenture loan (the “Netherlands Convertible Debenture Stock Scheme”) that is open for subscription by Dutch staff employed by Reed Elsevier companies in the Netherlands or temporarily seconded to affiliates abroad. The interest rate of the scheme is determined on the basis of the average interest for 10-year loans at the end of the year preceding the year in which the loan would be issued and be open for subscription. With effect from February 19, 2004, for new issues interest is determined quarterly on the basis of market rates on internet savings accounts in the Netherlands. Employees can annually subscribe for one or more debentures of €200 each, up to a maximum amount equal to 20%, of the equivalent of their fixed annual salary components. Interest is payable in arrears in the month of January following the subscription year. The loans have a term of 10 years. During the 10 year term of the loan employees can decide to convert their claim on the Company into shares at an exercise price equal to the price of a Reed Elsevier NV ordinary share on Euronext Amsterdam at the end of the month in which the employee has subscribed for the loan (the “exercise price”). Each debenture of €200 can be converted into 50 ordinary shares in Reed Elsevier NV against payment of 50 times the exercise price, less €200.

(ii)	Executive option plans
     Reed Elsevier’s executive option plans comprise:

(a)	Reed Elsevier Group plc executive share option schemes
     Schemes in this group comprise the Reed Elsevier Group plc Executive UK Share Option Scheme (the “Executive UK Scheme”), the Reed Elsevier Group plc Executive Overseas Share Option Scheme (the “Executive Overseas Scheme”) and the Reed Elsevier Group plc Executive Share Option Schemes (No. 2) (the “No. 2 Scheme”) and the Reed Elsevier Group plc Share Option Scheme (together the “Executive Schemes”).
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
     Options granted under the Executive Schemes will normally be exercisable only after the expiry of three years from the date of their grant and by a person who remains a director or employee of Reed Elsevier Group plc and participating companies under its control. Options granted from 1999 to the end of 2003 are subject to performance criteria. In order for an option to become exercisable, the average compound growth of the Reed Elsevier PLC and Reed Elsevier NV Adjusted EPS at constant exchange rates in the three years immediately preceding vesting, must exceed the average compound growth of the UK and Dutch retail price indices during the same period by a minimum of 6%. Early exercise of such options is permitted in substantially similar circumstances to those set out in relation to the Reed Elsevier Group plc SAYE Scheme. The committee of non-executive directors has discretion to permit the exercise of options by a participant in certain circumstances where it would not otherwise be permitted.
     From 2004 onwards the size of the annual grant pool under the Reed Elsevier Group plc Share Option Scheme is determined by reference to the compound annual growth in Adjusted EPS, at constant exchange rates, over the three years prior to grant, with individual grant size determined by the Committee based on individual performance. At compound growth of between 8% and 10% per annum, the pool of options available will be broadly comparable to the level of options granted under the previous scheme. At executive director level the grants are expected to be up to three times salary. For executive directors, option grants will be subject to a performance condition requiring the achievement of 6% per annum compound growth in Adjusted EPS, at constant exchange rates, during the three years following the grant. There will be no re-testing of the three year EPS performance period.
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

(b)	Reed Elsevier NV executive option arrangements
     Under arrangements operated by Reed Elsevier NV (the “Reed Elsevier NV Executive Option Arrangements”), options to subscribe for Reed Elsevier NV ordinary shares were granted in 1999 to the members of the executive board and to a small number of other senior executives based in the Netherlands. Such options give the beneficiary the right, at any time during periods of either five years or ten years following the date of the grant, to purchase Reed Elsevier NV ordinary shares. Options were granted at an exercise price equal to the market price on the date of grant. During 1999, options were granted with an exercise period of five years at an exercise price 26% above the market price at the date of grant, or with an exercise period of 10 years at an exercise price equal to the market price at the date of grant, or a combination of both.

(c)	Long term incentive plans
     Awards have been made under the Reed Elsevier Group plc Long Term Incentive Share Option Scheme (the “2003 LTIS”) to directors and a small number of key senior executives (approximately 40). Approximately 50% of the total implied value of a grant took the form of nil cost conditional shares and 50%, took the form of conventional market value options. For executive directors, grant levels comprised conditional shares of 2.5 times salary and conventional options of 5.5 times salary. Grants will vest subject to the achievement of compound annual Adjusted EPS growth, at constant exchange rates, of between 8% and 12%. At 8% compound annual adjusted growth 25% of the award will vest; at 10% compound annual adjusted growth, 100% of the award will vest; and at 12% compound annual adjusted growth, 125% of the award would vest. Awards will vest on a straightline basis between each of these points. There will be no re-testing of the three year performance period. Acceptance of an award under the 2003 LTIS by any individual automatically terminated any option award under the Reed Elsevier Group plc long term incentive arrangement (the “LTIP”). Participants in the 2003 LTIS are required to build up a significant personal shareholding in Reed Elsevier PLC and/or Reed Elsevier NV. At executive director level, the requirement is that they should own shares equivalent to 1 1/2 times salary, to be acquired over a three year period.
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

     In addition, conditional share awards have been made to approximately 100 senior executives, none of whom are directors, under the Reed Elsevier Group plc Retention Share Plan. The awards took the form of nil cost conditional shares which vest after three years, subject to the achievement of compound annual Adjusted EPS growth, at constant exchange rates, of at least 8% per annum over the three financial years 2004 to 2006. There will be no re-testing of the three year performance period. The Committee has discretion to increase the Adjusted EPS growth performance hurdle in order to take account of the rate of inflation.

(d)	Bonus investment plan
     Since 2003, directors and other senior executives have been able to invest up to half of their annual performance related bonus in Reed Elsevier PLC/ Reed Elsevier NV shares under the Reed Elsevier Group plc Bonus Investment Plan (the “Bonus Investment Plan”). Subject to continuing to hold the shares and remaining in employment, at the end of a three year period, the participants are awarded an equivalent number of Reed Elsevier PLC/ Reed Elsevier NV shares at nil cost. Awards made from 2004 onwards are subject to a performance condition requiring the achievement of compound growth in the average of the Reed Elsevier PLC and Reed Elsevier NV Adjusted EPS, at constant exchange rates, of 6% per annum compound during the three year vesting period.
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
Share options and conditional share awards
     At February 15, 2006, the total number of ordinary shares subject to outstanding options were:

	Number of
	outstanding	Options over	Option price
	options	shares	range

Reed Elsevier Group plc SAYE Share Option Schemes	3,288,265	Reed Elsevier PLC	336.20p-543.20p
Reed Elsevier NV Convertible Debenture Stock Scheme	1,923,200	Reed Elsevier NV	€9.23-€15.43
Reed Elsevier Group plc Executive Share Option Schemes	56,156,138	Reed Elsevier PLC	400.75p-700.00p
	38,188,468	Reed Elsevier NV	€8.81-€16.00
Reed Elsevier NV Executive Options Arrangements	115,277	Reed Elsevier NV	€13.55
Reed Elsevier Group plc Long Term Incentive Share Option Scheme	5,281,103	Reed Elsevier PLC	478.00p-525.00p
	3,626,304	Reed Elsevier NV	€10.30-€11.35
Reed Elsevier Group plc Executive Share Option Scheme (No. 2)	1,265,386	Reed Elsevier PLC	424.00p-537.50p
	759,777	Reed Elsevier NV	€9.57-€11.10
     Share options are expected, upon exercise, to be met principally by the issue of new ordinary shares, but may also be met from shares held by the Reed Elsevier Group plc Employee Benefit Trust.

     At February 15, 2006, the following nil cost conditional share awards were also outstanding:

	Number of
	outstanding	Awards over
	awards	shares in

Reed Elsevier Group plc Long Term Incentive Share Option Scheme	2,412,884	Reed Elsevier PLC
	1,656,809	Reed Elsevier NV
Reed Elsevier Group plc Retention Share Plan	1,907,058	Reed Elsevier PLC
	1,308,574	Reed Elsevier NV
Reed Elsevier Group plc Bonus Investment Plan	1,378,983	Reed Elsevier PLC
	515,236	Reed Elsevier NV
Restricted Share Awards	225,217	Reed Elsevier PLC
	154,057	Reed Elsevier NV
     These awards will be met by the Reed Elsevier Employee Benefit Trust from shares purchased in the market.
     Options and awards granted under the schemes are not transferable and may be exercised only by the persons to whom they are granted or their personal representatives.
REED ELSEVIER
Share ownership
     The interests of the directors of Reed Elsevier PLC and Reed Elsevier NV in the issued share capital of the respective companies at the beginning and end of the year are shown below. There have been no changes in the interests of the directors since December 31, 2005.

	Reed Elsevier PLC		Reed Elsevier NV
	ordinary shares		ordinary shares

	January 1,	December 31,	January 1,	December 31,
	2005(i)	2005	2005(i)	2005

G J A van de Aast	18,600	18,600	19,684	35,445
M H Armour	46,926	99,321	29,846	38,727
G J de Boer-Kruyt	—	—	—	—
Sir Crispin Davis	473,467	528,847	298,261	298,261
M W Elliott	—	—	—	—
E Engstrom	—	19,253	—	26,678
J Hommen	—	—	—	—
C J A van Lede	—	—	11,100	11,100
A Prozes	76,808	91,444	63,454	73,632
D E Reid	—	—	—	—
Lord Sharman	—	—	—	—
R W H Stomberg	—	—	—	—
P Tierney	26,692	42,440	17,952	28,902
S Zelnick	—	—	—	—

(i)	On date of appointment if subsequent to January 1, 2005.
     Any ordinary shares required to fulfil entitlements under nil cost restricted share awards are provided by the Employee Benefit Trust (“EBT”) from market purchases. As a potential beneficiary under the EBT in the same way as other employees of Reed Elsevier, each executive director is deemed to be interested in all the shares held by the EBT which, at December 31, 2005, amounted to 10,780,776 Reed Elsevier PLC ordinary shares and 5,539,922 Reed Elsevier NV ordinary shares.
Shares and options held by executive officers
     The following table indicates the total aggregate number of Reed Elsevier PLC ordinary shares and Reed Elsevier NV ordinary shares beneficially owned and the total aggregate number of share options and conditional share awards granted to the executive officers (other than directors) of Reed Elsevier Group plc (four persons) as a group, as of February 15, 2006:

Reed
		Elsevier	Reed		Reed
	Reed	PLC	Elsevier		Elsevier NV	Reed
	Elsevier	ordinary	PLC	Reed	ordinary	Elsevier NV
	PLC	shares	conditional	Elsevier NV	shares	conditional
	ordinary	subject to	share	ordinary	subject to	share
	shares	options	awards	shares(l)(2)	options	awards

Executive officers (other than directors) as a group	92,682	1,137,981	263,190	13,544	784,989	139,853

(1)	The Reed Elsevier NV ordinary shares may be issued in registered or bearer form.

(2)	No individual executive officer of Reed Elsevier Group plc has notified Reed Elsevier NV that he holds more than 5% of the issued share capital of Reed Elsevier NV pursuant to the Dutch law requirement described under “Item 7: Major Shareholders and Related Party Transactions-Reed Elsevier NV”.
     The options over Reed Elsevier PLC ordinary shares included in the above table are exercisable at prices ranging from 424p to 700p per share and between the date hereof and 2015. The options over Reed Elsevier NV ordinary shares included in the above table are exercisable at prices ranging from €9.34 to €15.66 per share and between the date hereof and 2015. The Reed Elsevier PLC and Reed Elsevier NV conditional share awards included in the above table are exercisable at nil cost between 2006 and 2008.

ITEM 7: MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
MAJOR SHAREHOLDERS
REED ELSEVIER PLC
     As of February 15, 2006, Reed Elsevier PLC is aware of the following disclosable interests in the issued Reed Elsevier PLC ordinary shares:

	Number of
	Reed Elsevier PLC
	ordinary shares
	owned	% of Class

Identity of Person or Group(1)
The Capital Group Companies, Inc.	115,904,745	9.08
FMR Corporation	66,469,992	5.20
Legal & General Group plc	49,863,553	3.90
Prudential plc	39,858,771	3.12
Barclays plc	38,625,977	3.02
Directors and Officers	892,587	—

(1)	Under UK Law, subject to certain limited exceptions, persons or groups owning or controlling 3% or more of the issued Reed Elsevier PLC ordinary shares are required to notify Reed Elsevier PLC of the level of their holdings.
     As far as Reed Elsevier PLC is aware, except as disclosed herein, it is neither directly or indirectly owned nor controlled by one or more corporations or by any government.
     At December 31, 2005, there were 23,922 ordinary shareholders, including the depository for Reed Elsevier PLC’s ADR programme, with a registered address in the United Kingdom, representing 99.70% of shares issued.
     Reed Elsevier PLC is not aware of any arrangements the operation of which may at a subsequent date result in a change in control of Reed Elsevier PLC. The major shareholders of Reed Elsevier PLC do not have different voting rights to other ordinary shareholders.
REED ELSEVIER NV
     As of February 15, 2006, Reed Elsevier NV is aware of the following disclosable interests in the issued Reed Elsevier NV ordinary shares, in addition to the 4,679,249 R-shares in Reed Elsevier NV held by a subsidiary of Reed Elsevier PLC and representing a 5.8% indirect equity interest in the total share capital of Reed Elsevier NV:

	Number of
	Reed Elsevier NV
	ordinary shares
Identity of Person or Group(1)	owned	% of Class

Directors and Officers(2)	526,289	—

(1)	Under Dutch law, any person acquiring or disposing of shares or voting rights in public companies listed on a stock exchange in the European Union, is required to notify the company without delay if such person knows, or should know, that such interest therein reaches a 5-10% range or a 10-25% range, or subsequently drops below the 5-10% range. As of February 15, 2006 Reed Elsevier PLC, ING Group and Capital Group International, Inc., had informed Reed Elsevier NV of an interest in its shares in the 5-10% range, but it had received no notification of any interest in its shares or voting rights reaching the 10-25% range, nor of an interest dropping below the 5-10% range.

(2)	No individual member of the Supervisory Board or the Executive Board of Reed Elsevier NV or executive officer of Reed Elsevier NV has notified Reed Elsevier NV that they hold more than 5% of the issued share capital of Reed Elsevier NV pursuant to the Dutch law described in the immediately preceding footnote.
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

ITEM 8: FINANCIAL INFORMATION
FINANCIAL STATEMENTS
     See Item 18: Financial Statements.
DIVIDEND POLICY
     Dividends to Reed Elsevier PLC and Reed Elsevier NV shareholders are equalised at the gross level, including the benefit of the UK attributable tax credit of 10% received by certain Reed Elsevier PLC shareholders. The exchange rate used for each dividend calculation as defined in the Reed Elsevier merger agreement is the spot euro/sterling exchange rate, averaged over a period of five business days commencing with the tenth business day before the announcement of the proposed dividend. The dividend policy of the boards of Reed Elsevier PLC and Reed Elsevier NV is that, subject to the effects of currency movements on dividend equalisation, increases in full year dividends are expected to closely align with adjusted earnings growth (i.e. before the amortisation of acquired intangible assets, acquisition integration costs, disposals and other non operating items, related tax effects and movements in deferred tax assets and liabilities that are not expected to crystallise in the near term).
LEGAL PROCEEDINGS
     We are party to various legal proceedings, the ultimate resolutions of which are not expected to have a material adverse effect on our financial position or the results of our operations.
     In March and April 2005, Reed Elsevier announced that unauthorised persons, predominantly using IDs and passwords of legitimate customers of LexisNexis, might have fraudulently acquired personal identifying information from its US risk management (including Seisint, Inc.) databases. Investigations have shown that approximately 347,000 consumers’ records have been accessed. LexisNexis has notified, and is working with, Federal authorities in investigating these issues, and has notified the possible security compromises to all the potentially affected consumers both in California (as required by California law) and elsewhere in the United States. LexisNexis has offered affected consumers credit monitoring and anti-fraud assistance. An intensive review of these breaches was completed to identify ways of better protecting against future breaches. Intensified data security policies and practices have been implemented.
     The following two putative class actions against LexisNexis are pending in California arising from these events namely:

—	Syran v. LexisNexis Group et al. In April 2005, this putative class action was filed in the US District Court for the Southern District of California. The lawsuit alleges that LexisNexis violated the federal Fair Credit Reporting Act and similar state consumer protection legislation by failing to maintain reasonable procedures to protect consumer credit information from unauthorized access by third parties. The plaintiff seeks unspecified punitive and statutory damages, attorneys’ fees and costs, and injunctive relief.

—	Witriol v. LexisNexis Group et al. In June 2005, this putative class action was filed in the US District Court for the Northern District of California. The lawsuit arises out of the same set of facts as the Syran action, alleges similar violations of the same federal and state legislation, and seeks similar damages.
     No substantive proceedings relating to these putative class actions have yet occurred. LexisNexis believes that it has strong procedural and substantive defences to these actions, which it will vigorously pursue.
     Reed Elsevier, Inc. (“REI”) is among several defendants in a putative class action, Richard Fresco, et al. v. Automotive Directions, Inc., et al., brought in the federal district court in Florida. The plaintiffs allege that REI (through both LexisNexis and Seisint) violated certain provisions of the Driver’s Privacy Protection Act, (the “DPPA”), when it obtained and disclosed information originating from various state departments of highway safety and motor vehicles without the consent of the individuals to whom the information related. No proceedings relating to the class certification motions, or other proceedings of substance, have yet occurred. REI has indemnity agreements from the entities that supplied REI with some of the information at issue in these matters. However, REI could still be adversely affected where indemnities were not obtained or where indemnities are available, in the event that the plaintiffs are successful in their claims and full recovery is not available under the indemnities. The plaintiffs seek unspecified compensatory and statutory liquidated damages, attorneys’ fees and costs, and injunctive relief. In November 2005, the court ordered mediation. Mediation hearings are scheduled for March 2006. REI believes it has strong procedural and substantive defences to this action and will vigorously pursue them.

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

	Pence per ordinary share		US dollars per ADS

Calendar Periods	High	Low	High	Low

2005	554	475	42.67	35.26
2004	543	450	39.75	33.33
2003	552	392	37.14	26.15
2002	696	488	41.00	31.35
2001	700	493	42.63	28.25

2005
Fourth Quarter	553	505	38.20	35.26
Third Quarter	543	519	39.50	36.86
Second Quarter	544	510	41.10	38.57
First Quarter	554	475	42.67	35.80

2004
Fourth Quarter	508	462	38.18	35.09
Third Quarter	530	467	38.82	34.37
Second Quarter	543	481	39.75	35.86
First Quarter	516	450	38.55	33.33

Month
February 2006 (through February 15, 2006)	554	535	38.67	37.36
January 2006	555	525	39.48	37.22
December 2005	546	515	37.68	35.59
November 2005	553	510	38.20	35.26
October 2005	532	505	37.21	35.49
September 2005	539	519	39.50	36.86
August 2005	534	519	38.05	36.98

REED ELSEVIER NV
     The Reed Elsevier NV ordinary shares are quoted on Euronext Amsterdam NV and the New York Stock Exchange. Euronext Amsterdam NV is the principal trading market for Reed Elsevier NV ordinary shares. Trading on the New York Stock Exchange is in the form of ADSs, evidenced by ADRs issued by The Bank of New York, as depositary. Each ADS represents two Reed Elsevier NV ordinary shares.
     The table below sets forth, for the periods indicated, the high and low closing middle market quotations for the Reed Elsevier NV Ordinary Shares on Euronext Amsterdam NV as derived from the Officiële Prijscourant of Euronext Amsterdam NV and the high and low last reported sales prices in US dollars for the Reed Elsevier NV ADSs on the New York Stock Exchange, as derived from the New York Stock Exchange Composite Tape, and reported by Datastream International Ltd.

	€ per ordinary share		US dollars per ADS

Calendar Periods	High	Low	High	Low

2005	11.91	10.03	31.06	26.25
2004	12.19	9.61	29.16	24.55
2003	12.03	8.13	26.08	18.14
2002	16.01	10.86	28.60	21.70
2001	15.66	10.92	29.44	20.15

2005
Fourth Quarter	11.91	11.04	27.95	26.25
Third Quarter	11.85	11.11	29.41	27.28
Second Quarter	11.81	10.78	29.56	27.67
First Quarter	11.69	10.03	31.06	26.32

2004
Fourth Quarter	10.76	9.91	27.78	25.57
Third Quarter	11.59	10.02	28.29	24.65
Second Quarter	12.19	10.82	29.16	26.65
First Quarter	11.35	9.61	28.51	24.55

Month
February 2006 (through February 15, 2006)	11.93	11.63	28.51	27.88
January 2006	12.11	11.39	29.32	27.79
December 2005	11.83	11.29	27.95	26.61
November 2005	11.91	11.10	27.93	26.25
October 2005	11.67	11.04	27.77	26.42
September 2005	11.85	11.38	29.41	27.46
August 2005	11.49	11.11	28.49	27.53

ITEM 10: ADDITIONAL INFORMATION
MEMORANDUM AND ARTICLES OF ASSOCIATION
REED ELSEVIER PLC
     A summary of Reed Elsevier PLC’s equity capital structure and related summary information concerning provisions of its Memorandum and Articles of Association and applicable English law as at March 2001 is incorporated by reference from the 2000 Annual Report on Form 20-F filed with the SEC on March 13, 2001. Since March 2001 a number of amendments have been made to the Articles of Association. A summary of those changes is incorporated by reference from the 2002 Annual Report on Form 20-F filed with the SEC on March 10, 2003. Being summaries, they do not contain all the information that may be important to you, and they are qualified in their entirety by reference to the UK Companies Act 1985 and the Reed Elsevier PLC Memorandum and Articles of Association. For more complete information, you should read Reed Elsevier PLC’s Memorandum and Articles of Association. A copy of Reed Elsevier PLC’s Memorandum and Articles of Association is incorporated by reference from the 2002 Annual Report on Form 20-F filed with the SEC on March 10, 2003 — see “Item 19: Exhibits” on page F-86.
REED ELSEVIER NV
     A summary of Reed Elsevier NV’s equity capital structure and related summary information concerning provisions of its Articles of Association and applicable Dutch law as at March 2001 is incorporated by reference from the 2000 Annual Report on Form 20-F filed with the SEC on March 13, 2001. At the 2002 Annual General Meeting of Shareholders a number of amendments were approved to the Articles of Association. A summary of those amendments is incorporated by reference from the 2002 Annual Report on Form 20-F filed with the SEC on March 10, 2003. In 2005 a number of further amendments were made to the Articles of Association and these are summarised below. Being summaries they do not contain all the information that may be important to you, and they are qualified in their entirety by reference to Dutch law and the Articles of Association of Reed Elsevier NV. For more complete information, you should read Reed Elsevier NV’s Articles of Association. A copy of Reed Elsevier NV’s Articles of Association has been filed as an exhibit to this Annual Report on Form 20-F see “Item 19: Exhibits” on page F-86.
Changes to Articles of Association since March 2005
     At the 2005 Annual General Meeting of Shareholders, Reed Elsevier NV shareholders approved amendments to the Articles of Association to reflect changes in the Dutch Corporate Governance Code and legislation, and the main changes are summarised below.

—	To establish that the policy for remuneration of the Executive Board will be proposed by the Supervisory Board and determined by the General Meeting of Shareholders.

—	To require that any resolutions entailing a significant change in the identity or character of the company or its business shall need the approval of the General Meeting of Shareholders.

—	To establish that the remuneration for Supervisory Board members will be proposed by the Combined Board and determined by the General Meeting of Shareholders.

—	To provide that amendments to the policy on reserves and dividends shall be discussed and accounted for at the General Meeting of Shareholders as a separate agenda item.

—	To provide that the distribution of dividends shall be a separate agenda item at the General Meeting of Shareholders.

—	To provide that the company will indemnify directors against third party claims, not relating to inappropriate personal benefits to which the director was not entitled or which result from wilful misconduct or intentional recklessness.

—	To provide that shareholders representing at least 1% of issued share capital or worth at least €50 million of share value may request that items be placed on the agenda of the General Meeting of Shareholders.

MATERIAL CONTRACTS
     Reed Elsevier has not entered into any material contract within the last two years.
EXCHANGE CONTROLS
     There is currently no UK or Dutch legislation restricting the import or export of capital or affecting the remittance of dividends or other payments to holders of, respectively, Reed Elsevier PLC ordinary shares who are non-residents of the United Kingdom and Reed Elsevier NV ordinary shares who are non-residents of the Netherlands.
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
TAXATION
     The following discussion is a summary under present law and tax authority practice of the material UK, Dutch and US federal income tax considerations relevant to the purchase, ownership and disposal of Reed Elsevier PLC ordinary shares or ADSs and Reed Elsevier NV ordinary shares or ADSs. This discussion applies to you only if you are a US holder, you hold your ordinary shares or ADSs as capital assets and you use the US dollar as your functional currency. It does not address the tax treatment of US holders subject to special rules, such as banks, dealers or traders in derivatives or currencies, insurance companies, tax-exempt entities, partnerships or other pass-through entities for US Federal income tax purposes, holders of 10% or more of Reed Elsevier PLC or Reed Elsevier NV voting shares, persons holding ordinary shares or ADSs as part of a hedging, straddle, conversion or constructive sale transaction, persons that are resident or ordinarily resident in the UK (or who have ceased to be resident or ordinarily resident within the past five years of assessment) and persons that are resident in the Netherlands. The summary also does not discuss the US Federal alternative minimum tax or the tax laws of particular states or localities in the US.
     This summary does not consider your particular circumstances. It is not a substitute for tax advice. We urge you to consult your own independent tax advisors about the income, capital gains and/or transfer tax consequences to you in light of your particular circumstances of purchasing, holding and disposing of ordinary shares or ADSs.
     As used in this discussion, “US holder” means a beneficial owner of ordinary shares or ADSs that is for US Federal income tax purposes: (i) an individual US citizen or resident, (ii) a corporation, partnership or other business entity created or organised under the laws of the United States, any state thereof or the District of Columbia, (iii) a trust (a) that is subject to the control of one or more US persons and the primary supervision of a US court, or (b) that has valid election in effect under US Treasury regulations to be treated as a US person or (iv) an estate the income of which is subject to US federal income taxation regardless of its source.

UK Taxation
Dividends
     Under current UK taxation legislation, no tax is required to be withheld at source from dividends paid on the Reed Elsevier PLC ordinary shares or ADSs.
Capital Gains
     You may be liable for UK taxation on capital gains realised on the disposal of your Reed Elsevier PLC ordinary shares or ADSs if at the time of the disposal you carry on a trade, profession or vocation in the United Kingdom through a branch or agency, or in the case of a company a permanent establishment, and such ordinary shares or ADSs are or have been used, held or acquired for the purposes of such trade, profession, vocation, branch, agency or permanent establishment.

UK Stamp Duty and Stamp Duty Reserve Tax
     UK stamp duty reserve tax (SDRT) or UK stamp duty is payable upon the transfer or issue of Reed Elsevier PLC ordinary shares to the Depositary in exchange for Reed Elsevier PLC ADSs evidenced by ADRs. For this purpose, the current rate of stamp duty and SDRT of 1.5% would be applied, in each case, to: (i) the issue price when the ordinary shares are issued; (ii) the amount or value of the consideration where shares are transferred for consideration in money or money’s worth; or (iii) the value of the ordinary shares in any other case.
     Provided that the relevant instrument of transfer is not executed in the UK and remains outside the UK, no UK stamp duty will be payable on the acquisition or subsequent transfer of Reed Elsevier PLC ADRs. An agreement to transfer Reed Elsevier PLC ADRs will not give rise to a liability to SDRT.

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
     If you hold Reed Elsevier NV ordinary shares or ADSs and are eligible to claim benefits under the US-Netherlands income tax treaty, you may claim a reduced rate of Dutch dividend withholding tax equal to 15%. Subject to generally applicable limitations, you can claim a deduction or a foreign tax credit only for Dutch tax withheld at the rate provided under the US-Netherlands income tax treaty. For purposes of calculating the foreign tax credit, dividends paid on the Reed Elsevier NV ordinary shares or ADSs will be treated as income from sources outside the US and will generally constitute passive income. Further, in certain circumstances, if you have held the Reed Elsevier NV ordinary shares or ADSs for less than a specified minimum period during which you are not protected from risk of loss, or are obligated to make payments related to the dividends, you will not be allowed a foreign tax credit for Dutch taxes imposed on the dividends on the Reed Elsevier NV ordinary shares or ADSs. The rules governing the foreign tax credit are complex. You are urged to consult your tax advisors regarding the availability of the foreign tax credit under your particular circumstances.
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

Dispositions
     You will recognise a gain or loss on the sale or other disposition of ordinary shares or ADSs in an amount equal to the difference between your basis in the ordinary shares or ADSs and the amount realised. The gain or loss will be capital gain or loss. It will be long term capital gain or loss if you have held the ordinary shares or ADSs for more than one year at the time of sale or other disposition. Long term capital gains of individuals are eligible for reduced rates of taxation. Deductions for capital losses are subject to limitations.
     If you receive pounds sterling or euros on the sale or other disposition of your ordinary shares or ADSs, you will realise an amount equal to the US dollar value of the pounds sterling or euros on the date of sale or other disposition (or in the case of cash basis and electing accrual basis taxpayers, the settlement date). You will have a tax basis in the pounds sterling or the euros that you receive equal to the US dollar amount received. Any gain or loss realised by a US holder on a subsequent conversion of pounds sterling or euros into US dollars will be US source ordinary income or loss.

Information Reporting and Backup Withholding Tax
     Dividends from ordinary shares or ADSs and proceeds from the sale of the ordinary shares or ADSs may be reported to the IRS unless the shareholder is a corporation or other exempt recipient. A backup withholding tax may apply to such amounts unless the shareholder (i) is a corporation, (ii) provides an accurate taxpayer identification number and otherwise complies with applicable requirements of the backup withholding rules, or (iii) otherwise establishes a basis for exemption. The amount of any backup withholding tax will be allowed as a credit against the holder’s US federal income tax liability and may entitle the holder to a refund, provided the required information is furnished to the IRS.
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

ITEM 11: QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
     Reed Elsevier’s primary market risks are to interest rate fluctuations and to exchange rate movements. Net finance costs are exposed to interest rate fluctuations on borrowings, cash and cash equivalents. Upward fluctuations in interest rates increase the interest cost of floating rate borrowings whereas downward fluctuations in interest rates decrease the interest return on floating rate cash and cash equivalents. Interest expense payable on fixed rate borrowings is protected against upward fluctuations in interest rates but does not benefit from downward fluctuations. In addition, Reed Elsevier companies engage in foreign currency denominated transactions and are subject to exchange rate risk on such transactions.
     Reed Elsevier seeks to limit these risks by means of derivative financial instruments, including interest rate swaps, interest rate options, forward rate agreements and forward foreign exchange contracts. Reed Elsevier only enters into derivative financial instruments to hedge (or reduce) the underlying risks described above, and therefore has no net market risk on derivative financial instruments held at the end of the year. Reed Elsevier does, however, have a credit risk from the potential non-performance by the counterparties to these financial instruments, which are unsecured. The amount of this credit risk is normally restricted to the amount of the hedge gain and not the principal amount being hedged. This credit risk is controlled by means of regular credit reviews of these counterparties and of the amounts outstanding with each of them. Reed Elsevier does not expect non-performance by the counterparties, which are principally licensed commercial banks and investment banks with strong long term credit ratings.
     Reed Elsevier enters into interest rate swaps in order to achieve an appropriate balance between fixed and variable rate borrowings, cash and cash equivalents. They are used to hedge the effects of fluctuating interest rates on variable rate borrowings, cash and cash equivalents by allowing Reed Elsevier to fix the interest rate on a notional principal amount equal to the principal amount of the underlying floating rate cash, cash equivalents or borrowings being hedged. They are also used to swap fixed interest rates payable on long term borrowings for a variable rate. Such swaps may be used to swap a whole fixed rate bond for variable rate or they may be used to swap a portion of the period or a portion of the principal amount for the variable rate.
     Forward swaps and forward rate agreements are entered into to hedge interest rate exposures known to arise at a future date. These exposures may include new borrowings or cash deposits to be entered into at a future date or future rollovers of existing borrowings or cash deposits. Interest exposure arises on future, new and rollover borrowings and cash deposits because interest rates can fluctuate between the time a decision is made to enter into such transactions and the time those transactions are actually entered into. The business purpose of forward swaps and forward rate agreements is to fix the interest cost on future borrowings or interest return on cash investments at the time it is known such a transaction will be entered into. The fixed interest rate, the floating rate index (if applicable) and the time period covered by forward swaps and forward rate agreements are known at the time the agreements are entered into. The use of forward swaps and forward rate agreements is limited to hedging activities; consequently no trading position results from their use. The impact of forward swaps and forward rate agreements is the same as interest rate swaps. Similarly, Reed Elsevier utilises forward foreign exchange contracts to hedge the effects of exchange rate movements on its foreign currency revenue and operating costs.
     Interest rate options protect against fluctuating interest rates by enabling Reed Elsevier to fix the interest rate on a notional principal amount of borrowings or cash deposits (in a similar manner to interest rate swaps and forward rate agreements) whilst at the same time allowing Reed Elsevier to improve the fixed rate if the market moves in a certain way. Reed Elsevier uses interest rate options from time to time when it expects interest rates to move in its favour but it is deemed imprudent to leave the interest rate risk completely unhedged. In such cases, Reed Elsevier may use an option to lock in at certain rates whilst at the same time maintaining some freedom to benefit if rates move in its favour.
     Reed Elsevier’s net finance cost is also exposed to changes in the fair value of interest rate and foreign exchange derivatives which are not part of a designated hedging relationship under IAS39 — Financial Instruments, and to ineffectiveness that may arise. Reed Elsevier manages these risks by designating derivatives in a highly effective hedging relationship unless the potential change in their fair value is deemed to be insignificant.
     Derivative financial instruments are utilised to hedge (or reduce) the risks of interest rate or exchange rate movements and are not entered into unless such risks exist. Derivatives utilised, while appropriate for hedging a particular kind of risk, are not considered specialised or high-risk and are generally available from numerous sources.
     The following analysis sets out the sensitivity of the fair value of Reed Elsevier’s financial instruments to selected changes in interest rates and exchange rates. The range of changes represents Reed Elsevier’s view of the changes that are reasonably possible over a one year period.
     The fair values of interest rate swaps, interest rate options, forward rate agreements and forward foreign exchange contracts set out below represent the replacement costs calculated using market rates of interest and exchange at December 31, 2005. The fair value of long term borrowings has been calculated by discounting expected future cash flows at market rates.
     Reed Elsevier’s use of financial instruments and its accounting policies for financial instruments are described more fully in notes 2 and 18 to the combined financial statements.

(a) Interest Rate Risk
     The following sensitivity analysis assumes an immediate 100 basis point change in interest rates for all currencies and maturities from their levels at December 31, 2005 with all other variables held constant.

		Fair Value
		Change

	Fair Value	+100	-100
	December 31,	basis	basis
Financial Instrument	2005	points	points

	(in millions)
Short term borrowings	£(536)	£—	£—
Long term borrowings (including current portion)	(2,685)	110	(125)
Interest rate swaps (swapping fixed rate debt to floating)	175	(56)	64
Interest rate swaps (swapping floating rate debt to fixed)	(1)	17	(17)
Interest rate options	(1)	—	—
Forward rate agreements	1	—	—
     A 100 basis point change in interest rates would not result in a material change to the fair value of other financial instruments.
     At December 31, 2005, the majority of borrowings are either fixed rate or have been fixed through the use of interest rate swaps, forward rate agreements and options. A 100 basis point reduction in interest rates would result in an estimated decrease in net interest expense of £5 million, based on the composition of financial instruments including cash, cash equivalents, bank loans and commercial paper borrowings at December 31, 2005. A 100 basis points rise in interest rates would result in an estimated increase in net interest expense by £5 million.

(b) Foreign Exchange Rate Risks
     The following sensitivity analysis assumes an immediate 10% change in all foreign currency exchange rates against sterling from their levels at December 31, 2005, with all other variables held constant. A +10% change indicates a strengthening of the currency against sterling and a -10% change indicates a weakening of the currency against sterling.

		Fair Value
		Change
	Fair Value
	December 31,
Financial Instrument	2005	+10%	-10%

	(in millions)
Cash and cash equivalents	£296	£20	£(17)
Short term borrowings	(536)	(59)	49
Long term borrowings (including current portion)	(2,685)	(298)	244
Interest rate swaps (including cross currency interest rate swaps)	174	19	(16)
Forward foreign exchange contracts	5	(38)	37
     A 10% change in foreign currency exchange rates would not result in a material change to the fair value of other financial instruments.

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
     The boards of Reed Elsevier Group plc and Elsevier Reed Finance BV have implemented an ongoing process for identifying, evaluating, monitoring and managing the more significant risks faced by their respective businesses. This process has been in place throughout the year ended December 31, 2005, and up to the date of the approvals of this annual report.

Reed Elsevier Group plc
     Reed Elsevier Group plc has an established framework of procedures and internal controls with which the management of each business is required to comply. Group businesses are required to maintain systems of internal control, which are appropriate to the nature and scale of their activities and address all significant operational and financial risks that they face. The board of Reed Elsevier Group plc has adopted a schedule of matters that are required to be brought to it for decision.
     Reed Elsevier Group plc has a Code of Ethics and Business Conduct that provides a guide for achieving its business goals and requires officers and employees to behave in an open, honest, ethical and principled manner. The code also outlines confidential procedures enabling employees to report any concerns about compliance or about Reed Elsevier’s financial reporting practice.
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

     The major strategic risks facing the Reed Elsevier Group plc businesses are considered by the board. Litigation and other legal and regulatory matters are managed by legal directors in Europe and the United States.
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

Audit Committees
     Reed Elsevier Group plc, Reed Elsevier PLC and Reed Elsevier NV have established Audit Committees which comprise only non-executive directors, all of whom are independent. The Audit Committees, which meet regularly, are chaired by Lord Sharman, the other members being Strauss Zelnick and David Reid.
     The main roles and responsibilities of the Audit Committees in relation to the respective companies are set out in written terms of reference and include:

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

(vi)	to develop and recommend policy on the engagement of the external auditor to supply non audit services, taking into account relevant ethical guidance regarding the provision of non audit services by the external audit firm, and to monitor compliance.
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
Compliance with New York Stock Exchange Corporate Governance Rules
     A statement of compliance with New York Stock Exchange Corporate Governance Rules has been filed as an exhibit to this Annual Report on Form 20-F see “Item 19: Exhibits” on page F-86.

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
ITEM 16C: PRINCIPAL ACCOUNTANT FEES AND SERVICES
     The aggregate fees billed by our principal accountants, Deloitte & Touche LLP, Deloitte Accountants BV, the member firms of Deloitte Touche Tohmatsu and their respective affiliates, for the two years ended December 31, 2005 were as follows:

	Year ended	Year ended
	December 31,	December 31,
	2005	2004

	(in millions)
Audit fees	£3.2	£3.0
Audit related fees	0.8	0.6
Tax fees	0.7	0.6
All other fees	0.1	—

Total	£4.8	£4.2

     Auditors’ remuneration for non audit services includes £0.8 million (2004: £0.6 million) for audit related services, comprising £0.4 million (2004: £0.2 million) relating to due diligence and other transaction related services and £0.4 million (2004: £0.4 million) for other audit related services such as royalty audits. Tax fees of £0.7 million (2004: £0.6 million) relate to tax compliance and advisory work.
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
     All of the audit and non audit services carried out in the year ended December 31, 2005 were pre-approved under the policies and procedures summarised above.

PART III
ITEM 17: FINANCIAL STATEMENTS
     The Registrants have responded to Item 18 in lieu of responding to this Item.

THIS PAGE INTENTIONALLY BLANK

ITEM 18: FINANCIAL STATEMENTS
Financial Statements filed as part of this annual report
     The following financial statements and related schedules, together with reports of independent registered public accounting firms thereon, are filed as part of this annual report:

THIS PAGE INTENTIONALLY BLANK

REED ELSEVIER
COMBINED FINANCIAL STATEMENTS

THIS PAGE INTENTIONALLY BLANK

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
     To the Board of Directors and members of Reed Elsevier PLC and to the members of the Supervisory and Executive Boards and the shareholders of Reed Elsevier NV:
     We have audited the accompanying combined balance sheets of Reed Elsevier PLC, Reed Elsevier NV, Reed Elsevier Group plc and Elsevier Reed Finance BV and their respective subsidiaries, associates and joint ventures (together “the combined businesses”) as at December 31, 2005 and 2004, and the related combined statements of income, cash flow, recognised income and expense and shareholders’ equity reconciliation for each of the two years in the period ended December 31, 2005. Our audits also included the financial statement schedule as at December 31, 2005 and 2004 listed in the Index. These combined financial statements and the related financial statement schedule are the responsibility of the management of Reed Elsevier PLC and Reed Elsevier NV. Our responsibility is to express an opinion on these combined financial statements and the related financial statement schedule based on our audits.
     We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The combined businesses are not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Accordingly, we express no such opinion. Our audits included consideration of the combined businesses’ internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, such combined financial statements present fairly, in all material respects, the financial position of the combined businesses as at December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2005, in conformity with International Financial Reporting Standards as adopted by the European Union. Also, in our opinion, such financial statement schedule, when considered in relation to the related combined financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.
     International Financial Reporting Standards vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 35 to the combined financial statements.
     As discussed in Note 35 the accompanying 2004 financial statements have been restated for the impact of adopting Statement of Financial Accounting Standards No. 123(R) — Share-based payment.

DELOITTE & TOUCHE LLP London, England February 15, 2006	J. Hopmans DELOITTE ACCOUNTANTS B.V. Amsterdam, The Netherlands February 15, 2006

REED ELSEVIER
COMBINED INCOME STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2005

		2005	2004
		£m	£m
	Note
Revenue	3	5,166	4,812
Cost of sales		(1,890)	(1,733)

Gross profit		3,276	3,079
Selling and distribution costs		(1,120)	(1,065)
Administration and other expenses		(1,333)	(1,265)

Operating profit before joint ventures		823	749
Share of results of joint ventures		16	17

Operating profit	4	839	766

Finance income	8	36	16
Finance costs	8	(176)	(148)

Net finance costs		(140)	(132)

Disposals and other non operating items	9	2	(3)

Profit before tax		701	631
Taxation	10	(237)	(170)

Net profit for the year		464	461

Attributable to:
Parent companies’ shareholders		462	459
Minority interests		2	2

Net profit for the year		464	461

The accompanying notes on pages F-10 to F-54 are an integral part of these combined financial statements

REED ELSEVIER
COMBINED CASH FLOW STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2005

		2005	2004
		£m	£m
	Note
Cash flow from operating activities
Cash generated from operations	11	1,223	1,154
Interest paid		(153)	(146)
Interest received		11	16
Tax paid		(171)	(209)

Net cash from operating activities		910	815

Cash flows from investing activities
Acquisitions	11	(317)	(647)
Purchases of property, plant and equipment		(93)	(82)
Expenditure on internally developed intangible assets		(102)	(110)
Purchases of investments		(3)	(13)
Proceeds on disposals of property, plant and equipment		8	4
Proceeds from other disposals		36	12
Dividends received from joint ventures		16	17

Net cash used in investing activities		(455)	(819)

Cash flows from financing activities
Dividends paid to shareholders of the parent companies		(336)	(309)
Net movement in bank loans, overdrafts and commercial paper		(492)	(162)
Issuance of other loans		544	102
Repayment of other loans		(90)	(3)
Repayment of finance leases		(13)	(19)
Proceeds on issue of ordinary shares		25	21
Purchase of treasury shares		(27)	(29)

Net cash used in financing activities		(389)	(399)

Increase/(decrease) in cash and cash equivalents	11	66	(403)

Movement in cash and cash equivalents
At January 1		225	638
Increase/(decrease) in cash and cash equivalents		66	(403)
Exchange translation differences		5	(10)

At December 31		296	225

The accompanying notes on pages F-10 to F-54 are an integral part of these combined financial statements

REED ELSEVIER
COMBINED BALANCE SHEET
AS AT DECEMBER 31, 2005

		2005	2004
		£m	£m
	Note
Non-current assets
Goodwill	14	3,030	2,611
Intangible assets	15	2,979	2,835
Investments	16	115	110
Property, plant and equipment	17	314	292
Deferred tax assets	19	266	235

		6,704	6,083

Current assets
Inventories and pre-publication costs	20	630	541
Trade and other receivables	21	1,437	1,103
Cash and cash equivalents		296	225

		2,363	1,869

Assets held for sale	22	60	—

Total assets		9,127	7,952

Current liabilities
Trade and other payables	23	1,982	1,791
Borrowings	24	900	1,051
Taxation		269	299

		3,151	3,141

Non-current liabilities
Borrowings	24	2,264	1,706
Taxation		287	198
Deferred tax liabilities	19	980	857
Net pension obligations	6	405	321
Provisions	26	44	52

		3,980	3,134

Liabilities associated with assets held for sale	22	11	—

Total liabilities		7,142	6,275

Net assets		1,985	1,677

Capital and reserves
Combined share capitals	28	190	191
Combined share premiums	29	1,805	1,805
Combined shares held in treasury	30	(93)	(66)
Translation reserve	31	89	(122)
Other combined reserves	32	(21)	(144)

Combined shareholders’ equity		1,970	1,664
Minority interests		15	13

Total equity		1,985	1,677

The accompanying notes on pages F-10 to F-54 are an integral part of these combined financial statements

REED ELSEVIER
COMBINED STATEMENT OF RECOGNISED INCOME AND EXPENSE
FOR THE YEAR ENDED DECEMBER 31, 2005

		2005	2004
		£m	£m
	Note
Net profit for the year		464	461
Exchange differences on translation of foreign operations		180	(121)
Actuarial losses on defined benefit pension schemes	6	(37)	(74)
Fair value movements on available for sale investments		3	—
Fair value movements on cash flow hedges		(10)	—
Tax on actuarial losses on defined benefit pension schemes		10	12
Tax on fair value movements on cash flow hedges		(13)	—

Net income/(expense) recognised directly in equity		133	(183)

Transfer to net profit from hedge reserve		(19)	—

Total recognised income and expense for the year		578	278

Attributable to:
Parent companies’ shareholders		576	276
Minority interests		2	2

Total recognised income and expense for the year		578	278

Transition adjustment on adoption of IAS39 attributable to:
Parent companies’ shareholders		11	—
Minority interests		—	—

Transition adjustment on adoption of IAS39		11	—

COMBINED SHAREHOLDERS’ EQUITY RECONCILIATION
FOR THE YEAR ENDED DECEMBER 31, 2005

		2005	2004
		£m	£m
	Note
Total recognised net income attributable to the parent companies’ shareholders		576	276
Dividends declared	13	(336)	(309)
Issue of ordinary shares, net of expenses		25	21
Increase in shares held in treasury	30	(27)	(29)
Recognition of share based remuneration reserve		57	59

Net increase in combined shareholders’ equity		295	18
Combined shareholders’ equity at January 1		1,664	1,646
Transition adjustment on adoption of IAS39		11	—

Combined shareholders’ equity at December 31		1,970	1,664

The accompanying notes on pages F-10 to F-54 are an integral part of these combined financial statements

REED ELSEVIER
NOTES TO THE COMBINED FINANCIAL STATEMENTS

1.	Basis of preparation
     Under a regulation adopted by the European Parliament, the Reed Elsevier combined financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) with effect from the 2005 financial year.
     The transition date for the application of IFRS is January 1, 2004 and the comparative figures for the year ended December 31, 2004 have been restated accordingly. Reconciliations of net income and equity for the comparative period from previously applied UK GAAP to IFRS are presented in note 34. IAS39 — Financial Instruments: Recognition and Measurement is applicable from the 2005 financial year with a transition date of January 1, 2005 and accordingly no restatement of prior period comparatives has been made in respect of IAS39.
     The Reed Elsevier combined financial statements are prepared under IFRS as adopted by the European Union, including the early adoption of an amendment to IAS19 — Employee Benefits, which allows actuarial gains and losses to be recognised in full in the statement of recognised income and expense in the period in which they occur.
     None of the differences between IFRS as published by the International Accounting Standards Board (“IASB”) and that adopted by the European Union have an impact on the combined financial statements of Reed Elsevier. Consequently there is no difference between the combined financial statements reported under IFRS as adopted by the European Union and those that would be reported under IFRS as published by the IASB.
     As permitted in this document for first-time application of IFRS, only two years of IFRS information are presented.
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
     The Reed Elsevier accounting policies under IFRS are set out below:
Foreign exchange translation
     The combined financial statements are presented in pounds sterling.
     Transactions in foreign currencies are recorded at the rate of exchange prevailing on the date of the transaction. At each balance sheet date, monetary assets and liabilities that are denominated in foreign currencies are retranslated at the rate prevailing on the balance sheet date. Exchange differences arising are recorded in the income statement other than where hedge accounting is applied (see Financial Instruments).
     Assets and liabilities of foreign operations are translated at exchange rates prevailing on the balance sheet date. Income and expense items of foreign operations are translated at the average exchange rate for the period. Exchange differences arising are classified as equity and transferred to the translation reserve. When operations are disposed of, the related cumulative translation differences are recognised within the income statement in the period.
     As permitted under the transition rules of IFRS1 — First Time Adoption of International Financial Reporting Standards, cumulative translation differences in respect of foreign operations have been deemed to be nil at the date of transition to IFRS.
     Reed Elsevier uses derivative financial instruments, primarily forward contracts, to hedge its exposure to certain foreign exchange risks. Details of Reed Elsevier’s accounting policies in respect of derivative financial instruments are set out below.
Revenue
     Revenue represents the invoiced value of sales less anticipated returns on transactions completed by performance, excluding customer sales taxes and sales between the combined businesses.
     Revenues are recognised for the various categories of turnover as follows: subscriptions — on periodic despatch of subscribed product or rateably over the period of the subscription where performance is not measurable by despatch; circulation — on despatch; advertising — on publication or over the period of online display; exhibitions — on occurrence of the exhibition; and educational testing contracts — over the term of the contract on percentage completed against contract milestones.

2.	Accounting policies – (continued)

     Where sales consist of two or more independent components, revenue is recognised on each component, as it is completed by performance, based on attribution of relative value.
Employee benefits
     The expense of defined benefit pension schemes and other post-retirement employee benefits is determined using the projected unit credit method and charged in the income statement as an operating expense, based on actuarial assumptions reflecting market conditions at the beginning of the financial year. Actuarial gains and losses are recognised in full in the statement of recognised income and expense in the period in which they occur. Past service costs are recognised immediately to the extent that benefits have vested, or, if not vested, on a straight line basis over the period until the benefits vest.
     Net pension obligations in respect of defined benefit schemes are included in the balance sheet at the present value of scheme liabilities, less the fair value of scheme assets. Where assets exceed liabilities, any net pension asset is limited to the extent that the asset is not recoverable through reductions in future contributions.
     The expense of defined contribution pension schemes and other employee benefits is charged in the income statement as incurred.
Share based remuneration
     The fair value of share based remuneration is determined at the date of grant and recognised as an expense in the income statement on a straight line basis over the vesting period, taking account of the estimated number of shares that are expected to vest. Market based performance criteria are taken into account when determining the fair value at the date of grant. Non-market based performance criteria are taken into account when estimating the number of shares expected to vest. The fair value of share based remuneration is determined by use of a binomial model. All of Reed Elsevier’s share based remuneration is equity settled.
     In accordance with the transitional provisions of IFRS2 — Share-Based Payment, the expense recognised in the income statement relates to grants made during the financial period and all grants made before the transition date that had not fully vested at that date.
Borrowing costs
     All borrowing costs are expensed as incurred unless hedge accounting applies (see Financial Instruments).
Taxation
     The tax expense represents the sum of the tax payable on the current year taxable profits and the movements on deferred tax that are recognised in the income statement.
     The tax payable on current year taxable profits is calculated using the applicable tax rates that have been enacted, or substantively enacted, by the balance sheet date.
     Deferred tax is the tax arising on differences between the carrying amounts of assets and liabilities in the financial statements and their corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised. Deferred tax is not recognised on temporary differences arising in respect of goodwill that is not deductible for tax purposes.
     Deferred tax is calculated using tax rates that are expected to apply in the period when the liability is expected to be settled or the asset realised. Full provision is made for deferred tax which would become payable on the distribution of retained profits from foreign subsidiaries, associates or joint ventures.
     Movements in deferred tax are charged or credited in the income statement, except when they relate to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity.
Goodwill
     On the acquisition of a subsidiary or business, the purchase consideration is allocated between the net tangible and intangible assets on a fair value basis, with any excess purchase consideration representing goodwill. Goodwill arising on acquisitions also includes amounts corresponding to deferred tax liabilities recognised in respect of acquired intangible assets.

2.	Accounting policies – (continued)

     Goodwill is recognised as an asset and reviewed for impairment at least annually. Any impairment is recognised immediately in the income statement and not subsequently reversed.
     On disposal of a subsidiary or business, the attributable amount of goodwill is included in the determination of the profit or loss on disposal.
     In accordance with the IFRS transition rules, goodwill arising on acquisitions before the January 1, 2004 date of transition to IFRS is included in the balance sheet at the net book amount previously stated under UK GAAP. An impairment review was carried out as at the transition date and no impairment identified. Deferred tax liabilities recognised in respect of acquired intangible assets acquired prior to the transition date were taken directly to equity on transition.
Intangible assets
     Intangible assets acquired as part of a business combination are stated in the balance sheet at their fair value as at the date of acquisition, less accumulated amortisation. Internally generated intangible assets are stated in the balance sheet at the directly attributable cost of creation of the asset, less accumulated amortisation.
     Intangible assets acquired as part of business combinations comprise: market related assets (e.g. trade marks, imprints, brands); customer related assets (e.g. subscription bases, customer lists, customer relationships); editorial content; software and systems (e.g. application infrastructure, product delivery platforms, in-process research and development); contract based assets (e.g. other publishing rights, exhibition rights, supply contracts); and other intangible assets. Internally generated intangible assets typically comprise software and systems development where an identifiable asset is created that is probable to generate future economic benefits. All other development expenditure is recognised as an expense in the period in which it is incurred.
     Intangible assets, other than brands and imprints determined to have indefinite lives, are amortised systematically over their estimated useful lives. The estimated useful lives of intangible assets with finite lives are as follows: market related assets — 3 to 40 years; customer related assets — 3 to 16 years; content, software and other acquired intangible assets — 3 to 20 years; and internally developed intangible assets — 3 to 10 years. Brands and imprints determined to have indefinite lives are not amortised and are subject to an impairment review at least annually.
     Intangible assets recognised on acquisitions made before the January 1, 2004 date of transition to IFRS have been included in the balance sheet at their previously stated UK GAAP cost less amortisation as at that date. An impairment review was carried out as at the transition date and no impairment identified.
Property, plant and equipment
     Property, plant and equipment are stated in the balance sheet at cost less accumulated depreciation. No depreciation is provided on freehold land. Freehold buildings and long leases are depreciated over their estimated useful lives up to a maximum of 50 years. Short leases are written off over the duration of the lease. Depreciation is provided on other assets on a straight line basis over their estimated useful lives as follows: leasehold improvements — shorter of life of lease and 10 years; plant — 3 to 20 years; office furniture, fixtures and fittings — 5 to 10 years; computer systems, communication networks and equipment — 3 to 7 years.
Investments
     Investments, other than investments in joint ventures and associates, are stated in the balance sheet at fair value. Investments held as part of the venture capital portfolio are classified as held for trading, with changes in fair value reported through the income statement. All other investments are classified as available for sale with changes in fair value recognised directly in equity until the investment is disposed of or is determined to be impaired, at which time the cumulative gain or loss previously recognised in equity is brought into the net profit or loss for the period. All items recognised in the income statement related to investments, other than investments in joint ventures and associates, are reported as non operating items.
     Available for sale investments and venture capital investments held for trading represent investments in listed and unlisted securities. The fair value of listed securities is determined based on quoted market prices, and of unlisted securities on management’s estimate of fair value based on standard valuation techniques.
     Investments in joint ventures and associates are accounted for under the equity method and stated in the balance sheet at cost as adjusted for post-acquisition changes in Reed Elsevier’s share of net assets, less any impairment in value.
Impairment
     At each balance sheet date, reviews are carried out of the carrying amounts of tangible and intangible assets and goodwill to determine whether there is any indication that those assets have suffered an impairment loss. If any such

2.	Accounting policies – (continued)

indication exists, the recoverable amount of the asset is estimated in order to determine the extent, if any, of the impairment loss. Where the asset does not generate cash flows that are independent from other assets, estimates are made based on the cash flows of the cash generating unit to which the asset belongs. Intangible assets with an indefinite useful life are tested for impairment at least annually and whenever there is any indication that the asset may be impaired.
     Recoverable amount is the higher of fair value, less costs to sell, and value in use. In assessing value in use, estimated future cash flows are discounted to their present value using a discount rate appropriate to the specific asset or cash generating unit. Pre-tax discount rates of 10-12% have been applied. Estimated future cashflows are based on latest forecasts and estimates for the next five years and a long term nominal growth rate of 3% is assumed thereafter.
     If the recoverable amount of an asset or cash generating unit is estimated to be less than its net carrying amount, the net carrying amount of the asset or cash generating unit is reduced to its recoverable amount. Impairment losses are recognised immediately in the income statement.
Inventories and pre-publication costs
     Inventories and pre-publication costs are stated at the lower of cost, including appropriate attributable overhead, and estimated net realisable value. Pre-publication costs, representing costs incurred in the origination of content prior to publication, are expensed systematically reflecting the expected sales profile over the estimated economic lives of the related products, generally up to five years.
Leases
     Assets held under leases which confer rights and obligations similar to those attaching to owned assets are classified as assets held under finance leases and capitalised within property, plant and equipment and the corresponding liability to pay rentals is shown net of interest in the balance sheet as obligations under finance leases. The capitalised value of the assets is depreciated on a straight line basis over the shorter of the periods of the leases or the useful lives of the assets concerned. The interest element of the lease payments is allocated so as to produce a constant periodic rate of charge.
     Operating lease rentals are charged to the income statement on a straight line basis over the period of the leases. Rental income from operating leases is recognised on a straight line basis over the term of the relevant lease.
Cash and cash equivalents
     Cash and cash equivalents comprise cash balances, call deposits and other short term highly liquid investments with an original maturity of less than 90 days, and are held in the balance sheet at fair value.
Assets held for sale
     Assets of businesses that are held for sale, rather than for continuing use by Reed Elsevier, are classified as assets held for sale. Such assets are carried at the lower of amortised cost and fair value less costs to sell. Similarly, liabilities of businesses held for sale are also separately classified on the balance sheet.
Financial instruments
     Financial instruments comprise investments (other than investments in joint ventures or associates), trade receivables, cash and cash equivalents, payables and accruals, borrowings and derivative financial instruments. Financial instruments that are classified as held to maturity are recorded in the balance sheet at amortised cost. Investments are classified as either held for trading or available for sale, as described above. Other financial instruments that are classified as held for trading are recorded in the balance sheet at fair value, with changes in fair value reported through the income statement.
     In accordance with the transitional provisions of IFRS1 — First Time Adoption of International Financial Reporting Standards, financial instruments have been accounted for and presented on the UK GAAP basis for the year ended December 31, 2004. Under IAS39 — Financial Instruments: Recognition and Measurement with effect from January 1, 2005, financial instruments are stated in the balance sheet at fair value.
     Derivative financial instruments are used to hedge interest rate and foreign exchange risks. Changes in the fair value of derivative financial instruments that are designated and effective as hedges of future cash flows are recognised directly in equity in the hedge reserve. If a hedged firm commitment or forecasted transaction results in the recognition of a non financial asset or liability, then, at the time that the asset or liability is recognised, the associated gains or losses on the derivative that had previously been recognised in equity are included in the initial measurement of the asset or liability. For hedges that do not result in the recognition of an asset or a liability, amounts deferred in equity are recognised in the income statement in the same period in which the hedged item affects net profit or loss. Any ineffective portion of hedges is recognised immediately in the income statement.

2.	Accounting policies – (continued)

     Where an effective hedge is in place against changes in the fair value of fixed rate borrowings, the hedged borrowings are adjusted for changes in fair value attributable to the risk being hedged with a corresponding income or expense included in the income statement. The offsetting gains or losses from remeasuring the fair value of the related derivatives are also recognised in the income statement.
     Changes in the fair value of derivative financial instruments that do not qualify for hedge accounting are recognised in the income statement as they arise.
     Hedge accounting is discontinued when a hedging instrument expires or is sold, terminated or exercised, or no longer qualifies for hedge accounting. At that time, any cumulative gain or loss on the hedging instrument recognised in equity is either retained in equity until the firm commitment or forecasted transaction occurs, or, where a hedged transaction is no longer expected to occur, is immediately credited or expensed in the income statement.
     As at January 1, 2005, adjustments have been made either to the carrying value of hedged items or to equity, as appropriate, to reflect the differences between the UK GAAP carrying values of financial instruments and their carrying values required to be reported under IAS39. Any transition gains or losses on financial instruments that qualify for hedge accounting and are reflected in equity will remain in equity until either the forecasted transaction occurs or is no longer expected to occur.
Critical judgements and key sources of estimation uncertainty
     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent liabilities and assets at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates. For further information, see “Item 5 — Critical Accounting Policies” on pages 30 to 32.

3.	Segment analysis
     Reed Elsevier is a publisher and information provider organised as four business segments: Elsevier, comprising scientific, technical and medical publishing and communication businesses; LexisNexis, providing legal, tax, regulatory and business information to professional, business and government customers; Harcourt Education, publishing school textbooks and related instructional and assessment materials; and Reed Business, providing information and marketing solutions to business professionals. Internal reporting is consistent with this organisational structure.
     In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 131 — Disclosures about Segments of an Enterprise and Related Information, the segmental information includes adjusted operating profit, a key financial measure used by management to evaluate performance and allocate resource. Adjusted operating profit represents operating profit before amortisation of acquired intangible assets, acquisition integration costs and is grossed up to exclude the equity share of taxes in joint ventures. A reconciliation of adjusted operating profit to operating profit is included in the information below.

Analysis by business segment

	2005	2004
	£m	£m

Revenue
Elsevier	1,436	1,363
LexisNexis	1,466	1,292
Harcourt Education	901	868
Reed Business	1,363	1,289

Total	5,166	4,812

3.	Segment analysis – (continued)

	2005	2004
	£m	£m

Operating profit
Elsevier	396	402
LexisNexis	218	188
Harcourt Education	87	67
Reed Business	158	126

Subtotal	859	783
Corporate costs	(32)	(29)
Unallocated net pension credit	12	12

Total	839	766

Adjusted operating profit
Elsevier	449	445
LexisNexis	338	287
Harcourt Education	161	157
Reed Business	214	194

Subtotal	1,162	1,083
Corporate costs	(32)	(29)
Unallocated net pension credit	12	12

Total	1,142	1,066

     Revenue is analysed before the £91 million (2004: £94 million) share of joint ventures’ revenue, of which £20 million (2004: £19 million) relates to LexisNexis, principally to Giuffrè, and £71 million (2004: £75 million) relates to Reed Business, principally to exhibition joint ventures.
     Share of post-tax results of joint ventures of £16 million (2004: £17 million) included in operating profit comprises £3 million (2004: £3 million) relating to LexisNexis and £13 million (2004: £14 million) relating to Reed Business. The unallocated net pension credit of £12 million (2004: £12 million) comprises the expected return on pension scheme assets of £149 million (2004: £139 million) less interest on pension scheme liabilities of £137 million (2004: £127 million).

	2005	2004
	£m	£m

Acquired intangible assets in year
Elsevier	97	3
LexisNexis	27	215
Harcourt Education	3	72
Reed Business	22	20

Total	149	310

Capital expenditure in year
Elsevier	60	65
LexisNexis	95	93
Harcourt Education	22	27
Reed Business	27	27

Subtotal	204	212
Corporate	3	4

Total	207	216

3.	Segment analysis – (continued)

	2005	2004
	£m	£m

Amortisation of acquired intangible assets
Elsevier	49	39
LexisNexis	102	82
Harcourt Education	73	74
Reed Business	52	60

Total	276	255

Depreciation and other amortisation
Elsevier	38	28
LexisNexis	65	57
Harcourt Education	14	12
Reed Business	25	25

Subtotal	142	122
Corporate	2	4

Total	144	126

     Capital expenditure comprises additions to property, plant and equipment and internally developed intangible assets. In addition to the depreciation and amortisation above, other non cash items relate to the recognition of share based remuneration and comprise £11 million (2004: £9 million) in Elsevier; £16 million (2004: £15 million) in LexisNexis; £9 million (2004: £9 million) in Harcourt Education; £14 million (2004: £17 million) in Reed Business; and £7 million (2004: £9 million) in Corporate.

	2005	2004
	£m	£m

Total assets
Elsevier	2,545	2,099
LexisNexis	2,881	2,616
Harcourt Education	1,667	1,542
Reed Business	1,225	1,194

Subtotal	8,318	7,451
Taxation	266	235
Cash	296	225
Other assets	247	41

Total	9,127	7,952

Total liabilities
Elsevier	759	704
LexisNexis	386	329
Harcourt Education	181	177
Reed Business	544	515

Subtotal	1,870	1,725
Taxation	1,536	1,354
Borrowings	3,164	2,757
Net pension obligations	405	321
Other liabilities	167	118

Total	7,142	6,275

3.	Segment analysis – (continued)

	2005	2004
	£m	£m

Net assets/(liabilities)
Elsevier	1,786	1,395
LexisNexis	2,495	2,287
Harcourt Education	1,486	1,365
Reed Business	681	679

Subtotal	6,448	5,726
Taxation	(1,270)	(1,119)
Cash	296	225
Borrowings	(3,164)	(2,757)
Net pension obligations	(405)	(321)
Other assets and liabilities	80	(77)

Total	1,985	1,677

     Investments in joint ventures of £71 million (2004: £60 million) included in segment assets above comprise £28 million (2004: £26 million) relating to LexisNexis and £43 million (2004: £34 million) relating to Reed Business.

	2005	2004
	£m	£m

Goodwill at December 31,
Elsevier	821	629
LexisNexis	1,304	1,147
Harcourt Education	467	415
Reed Business	438	420

Total	3,030	2,611

Intangible assets at December 31,
Elsevier	1,050	919
LexisNexis	924	886
Harcourt Education	632	629
Reed Business	373	401

Total	2,979	2,835

     Included in intangible assets within the Elsevier segment are £333 million (2004: £298 million) of intangible assets, which have been determined to have indefinite lives.
     Adjusted operating profit is derived from operating profit as follows:

	2005	2004
	£m	£m

Operating profit	839	766
Adjustments:
Amortisation of acquired intangible assets	276	255
Acquisition integration costs	21	38
Reclassification of tax in joint ventures	6	7

Adjusted operating profit	1,142	1,066

3.	Segment analysis – (continued)

Analysis by geographical origin

	2005	2004
	£m	£m

Revenue
North America	2,888	2,656
United Kingdom	870	846
The Netherlands	500	503
Rest of Europe	601	545
Rest of world	307	262

Total	5,166	4,812

Operating profit
North America	364	315
United Kingdom	158	129
The Netherlands	161	182
Rest of Europe	106	102
Rest of world	50	38

Total	839	766

Adjusted operating profit
North America	595	539
United Kingdom	186	159
The Netherlands	166	189
Rest of Europe	141	138
Rest of world	54	41

Total	1,142	1,066

Total assets
North America	6,433	5,622
United Kingdom	899	927
The Netherlands	513	417
Rest of Europe	1,089	841
Rest of world	193	145

Total	9,127	7,952

Long-lived assets
North America	4,950	4,538
United Kingdom	495	492
The Netherlands	153	150
Rest of Europe	686	536
Rest of world	39	22

Total	6,323	5,738

3.	Segment analysis – (continued)

	2005	2004
	£m	£m

Total liabilities
North America	4,075	3,403
United Kingdom	611	581
The Netherlands	651	623
Rest of Europe	1,647	1,531
Rest of world	158	137

Total	7,142	6,275

Net assets/(liabilities)
North America	2,358	2,219
United Kingdom	288	346
The Netherlands	(138)	(206)
Rest of Europe	(558)	(690)
Rest of world	35	8

Total	1,985	1,677

Long-lived assets comprise goodwill, intangible assets and property, plant and equipment.

Analysis by geographical market

	2005	2004
	£m	£m

Revenue
North America	2,974	2,779
United Kingdom	568	545
The Netherlands	202	202
Rest of Europe	804	725
Rest of world	618	561

Total	5,166	4,812

4.	Operating profit
     Operating profit is stated after charging/(crediting) the following:

		2005	2004
		£m	£m
	Note
Staff costs
Wages and salaries		1,318	1,216
Social security costs		136	125
Pensions	6	100	89
Share based remuneration	7	57	59

Total staff costs		1,611	1,489

Depreciation and amortisation
Amortisation of acquired intangible assets	15	276	255
Amortisation of internally developed intangible assets	15	57	55
Depreciation of property, plant and equipment	17	87	71

Total depreciation and amortisation		420	381

Auditors’ remuneration
For audit services		3.2	3.0
For non audit services		1.6	1.2

Total auditors’ remuneration		4.8	4.2

Other expenses and income
Pre-publication costs, inventory expenses and other cost of sales		1,890	1,733
Operating lease rentals expense		115	105
Operating lease rentals income		(14)	(12)

     Depreciation and amortisation charges are included within administration and other expenses.

5.	Personnel
Number of people employed

	At December 31,		Average during the year

	2005	2004	2005	2004

Business segment
Elsevier	7,300	6,800	7,100	6,700
LexisNexis	13,400	13,100	13,200	12,800
Harcourt Education	5,400	5,400	5,400	5,300
Reed Business	10,200	10,100	10,200	10,100

Subtotal	36,300	35,400	35,900	34,900
Corporate/shared functions	200	200	200	200

Total	36,500	35,600	36,100	35,100

Geographical location
North America	20,200	20,000	20,100	19,800
United Kingdom	5,800	5,700	5,800	5,700
The Netherlands	2,500	2,600	2,500	2,600
Rest of Europe	4,600	4,100	4,300	4,000
Rest of world	3,400	3,200	3,400	3,000

Total	36,500	35,600	36,100	35,100

6.	Pension schemes
     A number of pension schemes are operated around the world. The major schemes are of the defined benefit type with assets held in separate trustee administered funds. The largest schemes, which cover the majority of employees, are in the UK, the US and the Netherlands. Under these plans, employees are entitled to retirement benefits normally dependent on the number of years’ service.
     The principal assumptions used for the purpose of valuation under IAS19 — Employee Benefits, are presented below as the weighted average of the various defined benefit pension schemes:

	2005	2004

Discount rate	4.9%	5.4%
Expected return on scheme assets	7.0%	6.8%
Expected rate of salary increases	4.0%	4.4%
Future pension increases	2.8%	2.8%
     The expected rates of return on individual categories of scheme assets are determined by reference to relevant market indices. The overall expected rate of return on scheme assets is based on the weighted average of each asset category.
     The defined benefit pension cost, recognised within operating expenses in the income statement, comprises:

	2005	2004
	£m	£m

Service cost	91	83
Interest on pension scheme liabilities	137	127
Expected return on scheme assets	(149)	(139)

Net defined benefit pension cost	79	71

     A total of £21 million (2004: £18 million) was recognised as an expense in relation to defined contribution pension schemes.
     The amount recognised in the balance sheet in respect of defined benefit pension schemes at the start and end of the year and the movements during the year were as follows:

	2005			2004

	Defined		Net	Defined		Net
	benefit	Fair value	pension	benefit	Fair value	pension
	obligations	of scheme	obligations	obligations	of scheme	obligations
	£m	assets £m	£m	£m	assets £m	£m

At January 1	(2,525)	2,204	(321)	(2,281)	2,030	(251)
Service cost	(91)	—	(91)	(83)	—	(83)
Interest on pension scheme liabilities	(137)	—	(137)	(127)	—	(127)
Expected return on scheme assets	—	149	149	—	139	139
Actuarial (loss)/gain	(267)	230	(37)	(140)	66	(74)
Contributions by employer	—	47	47	—	68	68
Contributions by employees	(13)	13	—	(10)	10	—
Benefits paid	94	(94)	—	89	(89)	—
Exchange translation differences	(41)	26	(15)	27	(20)	7

At December 31	(2,980)	2,575	(405)	(2,525)	2,204	(321)

     The proportion of scheme assets held as equities, bonds and other assets is shown below:

	2005	2004

Equities	66%	64%
Bonds	30%	32%
Other	4%	4%

Total	100%	100%

     The actual return on scheme assets for the year ended December 31, 2005 was £379 million (2004: £205 million).

6.	Pension schemes – (continued)

     As at December 31, 2005 the defined benefit obligations comprise £2,890 million (2004: £2,458 million) in relation to funded schemes and £90 million (2004: £67 million) in relation to unfunded schemes. Deferred tax assets of £133 million (2004: £109 million) are recognised in respect of the net pension obligations.
     As at December 31, 2005 the net cumulative actuarial losses recognised in the statement of recognised income and expense, since transition to IFRS effective from January 1, 2004 was £111 million, comprising:

	2005	2004
	£m	£m

Experience losses on scheme liabilities	(25)	(18)
Experience gains on scheme assets	230	66
Actuarial losses arising on the present value of scheme liabilities due to changes in:
— discount rates	(217)	(113)
— other actuarial assumptions	(25)	(9)

Total actuarial losses charged directly to equity	(37)	(74)

     The combined businesses expect to contribute approximately £70 million to their defined benefit pension schemes in 2006.

7.	Share based remuneration
     Reed Elsevier offers a number of share based remuneration schemes to directors and employees. The principal share based remuneration schemes comprise share options, under the Executive Share Option Scheme (ESOS) and the Long Term Incentive Scheme (LTIS), and conditional shares under LTIS, the Retention Share Plan (RSP) and the Bonus Investment Plan (BIP), in relation to Reed Elsevier PLC and Reed Elsevier NV ordinary shares. Share options granted under ESOS and LTIS are exercisable after three years and up to ten years from the date of grant at a price equivalent to the market value of the respective shares at the date of grant. Conditional shares granted under LTIS, RSP and BIP are exercisable after three years for nil consideration. Both share options and conditional shares are exercisable subject to certain performance conditions as described below.
     All share based remuneration awards are subject to the condition that the employee remains in employment at the time of exercise. Share options and conditional shares granted under LTIS, RSP, certain ESOS and BIP are further subject to the achievement of growth targets of Reed Elsevier PLC and Reed Elsevier NV adjusted earnings per share measured at constant exchange rates.
     Reed Elsevier Group plc also operates a savings related share option scheme, which is open to all UK employees of Reed Elsevier Group plc and participating companies under its control. The options are granted over Reed Elsevier PLC ordinary shares and may be exercised at the end of the savings period of either three or five years at a price equivalent to not less than 80% of the market value of the shares at the time of grant.
     Employees of Reed Elsevier in the Netherlands are eligible to subscribe for convertible debenture stock issued by Reed Elsevier NV. The convertible debenture stock has a term of ten years during which the employee can at any time convert into Reed Elsevier NV shares at an exercise price equal to the Reed Elsevier NV share price at the end of the month of grant.
     The estimated fair value of grants made in the year ended December 31, 2005 and in the prior year, and the main assumptions used, which have been established with advice from and data provided by independent actuaries, are set out below. The fair value of grants made in any year is recognised in the income statement over the vesting period, typically three years.

	In respect of Reed Elsevier PLC			In respect of Reed Elsevier NV			Total
2005 grants	ordinary shares			ordinary shares			fair value

		Weighted			Weighted
		average			average
		fair value			fair value
	Number	per	Fair	Number	per	Fair
	of shares	award	value	of shares	award	value
	’000	£	£m	’000	€	€m	£m

Share options	11,520	£1.05	12	7,471	€1.91	14	22
Conditional shares	951	£4.87	5	406	€10.27	4	8

Total			17			18	30

7.	Share based remuneration – (continued)

	In respect of Reed Elsevier PLC			In respect of Reed Elsevier NV			Total
2004 grants	ordinary shares			ordinary shares			fair value

		Weighted			Weighted
		average			average
		fair value			fair value
	Number	per	Fair	Number	per	Fair
	of shares	award	value	of shares	award	value
	‘000	£	£m	‘000	€	€m	£m

Share options	22,532	£1.35	30	15,235	€2.63	40	57
Conditional shares	5,141	£4.59	24	3,391	€9.96	34	47

Total			54			74	104

Assumptions for grants made during the year

	In respect of Reed
	Elsevier PLC		In respect of Reed
	ordinary shares		Elsevier NV ordinary shares

	2005	2004	2005	2004

Share options
Weighted average share price at date of grant	£5.24	£4.86	€11.30	€10.57
Expected volatility	22%	32%	22%	32%
Expected option life	4 years	4 years	4 years	4 years
Expected dividend yield	2.6%	2.0%	2.6%	2.0%
Risk free interest rate	5.1%	5.1%	3.4%	3.4%
Expected lapse rate	3-5%	3-5%	3-5%	3-5%
Conditional shares
Weighted average share price at date of grant	£5.26	£4.87	€11.05	€10.57
Expected dividend yield	2.6%	2.0%	2.6%	2.0%
Risk free interest rate	5.1%	5.1%	3.4%	3.4%
Expected lapse rate	3%	3%	3%	3%
     Expected volatility has been estimated based on relevant historic data in respect of the Reed Elsevier PLC and Reed Elsevier NV ordinary share prices.
     The share based remuneration awards outstanding, including unvested share options, as at December 31, 2005, in respect of both Reed Elsevier PLC and Reed Elsevier NV ordinary shares are set out below.

	In respect of Reed Elsevier PLC				In respect of Reed Elsevier NV
	ordinary shares				ordinary shares

	2005		2004		2005		2004

		Weighted		Weighted		Weighted		Weighted
		average		average		average		average
	Number	exercise	Number	exercise	Number	exercise	Number	exercise
	of shares	price	of shares	price	of shares	price	of shares	price
	’000	(pence)	’000	(pence)	’000	(€)	’000	(€)

Share options
Outstanding at January 1	63,655	500p	63,780	501p	42,103	€11.30	41,966	€11.67
Granted	11,520	524p	22,532	482p	7,471	€11.30	15,235	€10.57
Exercised	(3,629)	426p	(2,913)	428p	(1,892)	€10.37	(1,377)	€10.19
Forfeited	(4,915)	519p	(19,446)	494p	(2,812)	€11.85	(13,448)	€11.65
Expired	(92)	439p	(298)	494p	(111)	€10.16	(273)	€17.07

Outstanding at December 31	66,539	507p	63,655	500p	44,759	€11.30	42,103	€11.30

Exercisable at December 31	22,747	552p	19,660	525p	16,557	€12.81	13,873	€12.37

7.	Share based remuneration – (continued)

	In respect of Reed Elsevier PLC				In respect of Reed Elsevier NV
	ordinary shares				ordinary shares

	2005		2004		2005		2004

		Weighted		Weighted		Weighted		Weighted
		average		average		average		average
		grant		grant		grant		grant
	Number	date fair	Number	date fair	Number	date fair	Number	date fair
	of shares	value	of shares	value	of shares	value	of shares	value
	’000	(£)	’000	(£)	’000	(€)	’000	(€)

Unvested share options
Unvested at January 1	43,995	£1.40	47,060	£1.74	28,230	€2.72	30,616	€3.39
Granted	11,520	£1.05	22,532	£1.35	7,471	€1.91	15,235	€2.63
Vested	(9,378)	£1.59	(9,469)	£1.93	(6,155)	€2.85	(6,644)	€3.43
Forfeited	(2,345)	£1.32	(16,128)	£1.89	(1,344)	€2.58	(10,977)	€3.76

Unvested at December 31	43,792	£1.27	43,995	£1.44	28,202	€2.48	28,230	€2.82

	In respect of Reed Elsevier PLC				In respect of Reed Elsevier NV
	ordinary shares				ordinary shares

	2005		2004		2005		2004

		Weighted		Weighted		Weighted		Weighted
		average		average		average		average
		grant		grant		grant		grant
	Number	date fair	Number	date fair	Number	date fair	Number	date fair
	of shares	value	of shares	value	of shares	value	of shares	value
	’000	(£)	’000	(£)	’000	(€)	’000	(€)

Conditional shares
Outstanding at January 1	5,341	£4.59	232	£4.59	3,483	€9.96	109	€10.04
Granted	951	£4.87	5,141	£4.59	406	€10.27	3,391	€9.96
Vested/ exercised	(51)	£4.29	—	—	(32)	€9.96	—	—
Forfeited	(317)	£4.59	(32)	£4.59	(222)	€9.97	(17)	€9.96

Outstanding at December 31	5,924	£4.63	5,341	£4.59	3,635	€10.00	3,483	€9.96

     The aggregate intrinsic value of awards exercised in the year was £5 million (2004: £4 million) for share options and £1 million (2004: £nil) for conditional shares. The weighted average share price at the date of exercise of share options during 2005 was 533.0p (2004: 513.0p) for Reed Elsevier PLC ordinary shares and €11.31 (2004: €11.31) for Reed Elsevier NV ordinary shares. The aggregate intrinsic value of awards outstanding at December 31, 2005 was £67 million (2004: £15 million) for share options and £62 million (2004: £50 million) for conditional shares. The aggregate intrinsic value of share options exercisable at December 31, 2005 was £13 million (2004: £5 million). The middle market share price at December 31, 2005 was 546.0p (2004: 480.5p) for Reed Elsevier PLC ordinary shares and €11.80 (2004: €10.03) for Reed Elsevier NV ordinary shares.
     The weighted average remaining contractual term of awards outstanding at December 31, 2005 was 6.2 years (2004: 6.6 years) for share options and 1.4 years (2004: 2.3 years) for conditional shares. The weighted average remaining contractual term of share options exercisable at December 31, 2005 was 4.6 years (2004: 4.9 years).
     At December 31, 2005 the unrecognised compensation cost of unvested awards was £37 million for share options and £23 million for conditional shares. This cost is expected to be recognised over a weighted average period of 1.2 years for share options and 1.4 years for conditional shares.
     The total fair value of awards vested during the year ended December 31, 2005 was £27 million (2004: £34 million) for share options and £1 million (2004: £nil) for conditional shares.
     Cash received from share option exercises for the year ended December 31, 2005 was £29 million (2004: £22 million). The actual tax benefit realised by Reed Elsevier for the tax deductions from share option exercises totalled £2 million for the year ended December 31, 2005 (2004: £1 million).

7.	Share based remuneration – (continued)

Range of exercise prices for outstanding share options

	2005		2004

		Weighted		Weighted
	Number of	average	Number of	average
	shares	remaining	shares	remaining
	under	period until	under	period until
	option	expiry	option	expiry
	’000	(years)	’000	(years)

Reed Elsevier PLC ordinary shares (pence)
301-350	38	0.1	578	1.1
351-400	2,161	2.3	2,516	3.3
401-450	6,110	4.0	7,357	4.7
451-500	31,858	6.6	34,920	7.6
501-550	12,981	8.1	3,147	5.0
551-600	8,283	5.2	9,518	6.2
601-650	1,019	3.6	1,133	4.6
651-700	4,089	5.1	4,486	6.1

Total	66,539	6.2	63,655	6.5

Reed Elsevier NV ordinary shares (euro)
8.01-9.00	9	7.2	9	8.2
9.01-10.00	8,034	7.0	9,084	7.9
10.01-11.00	17,919	5.9	19,917	6.8
11.01-12.00	8,774	8.0	1,845	5.0
12.01-13.00	356	3.3	407	4.0
13.01-14.00	5,808	5.4	6,619	6.4
14.01-15.00	3,223	4.7	3,530	5.7
15.01-16.00	636	2.6	692	3.4

Total	44,759	6.3	42,103	6.7

     Share options are expected, upon exercise, to be met principally by the issue of new ordinary shares but may also be met from shares held by the Reed Elsevier Group plc Employee Benefit Trust (“EBT”) (see note 30). Conditional shares will be met from shares held by the EBT.

8.	Net finance costs

	2005	2004
	£m	£m

Interest on bank loans, overdrafts and commercial paper	(44)	(41)
Interest on other loans	(105)	(106)
Interest on obligations under finance leases	(1)	(1)
Interest on undesignated derivatives	(8)	—

Total borrowing costs	(158)	(148)
Losses on derivatives not designated as hedges	(12)	—
Fair value losses on interest rate derivatives formerly designated as cash flow hedges transferred from equity	(6)	—

Finance costs	(176)	(148)

Interest on bank deposits	10	16
Gains on loans and derivatives not designated as hedges	26	—

Finance income	36	16

Net finance costs	(140)	(132)

9.	Disposals and other non operating items

	2005	2004
	£m	£m

Revaluation of held for trading investments	3	—
Loss on disposal of businesses and other assets	(1)	(3)

Net gain/(loss) on disposals and other non operating items	2	(3)

10.	Taxation

	2005	2004
	£m	£m

Current tax
United Kingdom	85	73
The Netherlands	48	52
Rest of world	83	60

Total current tax	216	185
Deferred tax
Origination and reversal of timing differences	21	(15)

Total	237	170

     A reconciliation of the notional tax charge based on average applicable rates of tax (weighted in proportion to accounting profits) to the actual total tax expense is set out below.

	2005	2004
	£m	£m

Profit before tax	701	631

Tax at average applicable rates	154	142
Tax included in share of results of joint ventures	(6)	(7)
Deferred tax on unrealised exchange differences on long term inter-affiliate lending	44	(31)
Non deductible amounts and other items	45	66

Tax expense	237	170

Tax expense as a percentage of profit before tax	34%	27%

10.	Taxation – (continued)

     A net deferred tax charge of £3 million (2004: £12 million credit) has been recognised directly in equity during the year in relation to income or expense recognised directly in equity.

11.	Cash flow statement
Reconciliation of operating profit before joint ventures to cash generated from operations

	2005	2004
	£m	£m

Operating profit before joint ventures	823	749
Amortisation of acquired intangible assets	276	255
Amortisation of internally developed intangible assets	57	55
Depreciation of property, plant and equipment	87	71
Share based remuneration	57	59

Total non cash items	477	440

Increase in inventories and pre-publication costs	(56)	(39)
Increase in receivables	(92)	(69)
Increase in payables	71	73

Increase in working capital	(77)	(35)

Cash generated from operations	1,223	1,154

Cash flow on acquisitions

		2005	2004
		£m	£m
	Note
Purchase of businesses	12	(293)	(640)
Investments in joint ventures		(15)	—
Deferred payments relating to prior acquisitions		(9)	(7)

Total		(317)	(647)

12.	Acquisitions
Acquisitions in 2005
     During the year a number of acquisitions were made for a total consideration amounting to £307 million after taking account of net cash acquired of £8 million.

12.	Acquisitions – (continued)

     The net assets of the businesses acquired are incorporated at their fair value to the combined businesses. The fair values of the consideration given and the assets and liabilities acquired are summarised below:

	Book value
	on	Fair value
	acquisition	adjustments	Fair value
	£m	£m	£m

Goodwill	—	182	182
Intangible assets	12	137	149
Property, plant and equipment	3	(1)	2
Current assets	36	(4)	32
Current liabilities	(46)	(1)	(47)
Deferred tax	—	(11)	(11)

Net assets acquired	5	302	307

Consideration (after taking account of £8 million net cash acquired)			307
Less: consideration deferred to future years			(14)

Net cash flow			293

     The fair value adjustments in relation to the acquisitions made in 2005 relate principally to the valuation of intangible assets and inventories. Goodwill represents the excess of the consideration over the net tangible and intangible assets acquired.
     The most significant acquisition was MediMedia MAP, a medical books and journals publishing business, for £188 million in August, 2005.
     The businesses acquired in 2005 contributed £52 million to revenue, reduced net profit by £4 million and contributed £8 million to net cash inflow from operating activities for the part year under Reed Elsevier ownership. Had the businesses been acquired at the beginning of the year, on a proforma basis, the Reed Elsevier combined revenues and net profit for the year would have been £5,230 million and £464 million respectively.
Acquisitions in 2004
     During 2004 a number of acquisitions were made for a total consideration of £647 million, including £7 million deferred to future years and after taking account of cash acquired of £17 million. The most significant acquisitions were Seisint, Inc., a leading risk management business in the United States, for £414 million in September 2004, and Saxon Publishers, a supplemental educational publishing business in the United States, for £117 million in June 2004.

12.	Acquisitions – (continued)

     The fair values of the consideration given and the assets and liabilities acquired during 2004 are summarised below:

	Book value
	on	Fair value
	acquisition	adjustments	Fair value
	£m	£m	£m

Goodwill	—	345	345
Intangible assets	3	307	310
Property, plant and equipment	14	—	14
Investments	5	—	5
Current assets	44	(1)	43
Current liabilities	(25)	—	(25)
Deferred tax	—	(43)	(43)
Borrowings	(2)	—	(2)

Net assets acquired	39	608	647

Consideration (after taking account of £17 million cash acquired)			647
Less: consideration deferred to future years			(7)

Net cash flow			640

     The fair value adjustments in relation to the acquisitions made in 2004 relate principally to the valuation of publishing rights and titles, editorial content, technology and other intangible assets. The businesses acquired in 2004 contributed £61 million to revenue, £24 million loss to operating profit, and £31 million to net cash inflow from operating activities in 2004 for the part year under Reed Elsevier ownership.

13.	Equity dividends
Dividends declared in the year

	2005	2004
	£m	£m

Reed Elsevier PLC	168	153
Reed Elsevier NV	168	156

Total	336	309

     Dividends declared in the year, in amounts per ordinary share, comprise: a 2004 final dividend of 9.6p and 2005 interim dividend of 3.7p giving a total of 13.3p (2004: 12.1p) for Reed Elsevier PLC; and a 2004 final dividend of €0.240 and 2005 interim dividend of €0.092 giving a total of €0.332 (2004: €0.310) for Reed Elsevier NV.
     The directors of Reed Elsevier PLC have proposed a final dividend of 10.7p (2004: 9.6p) and the directors of Reed Elsevier NV have proposed a final dividend of €0.267 (2004: €0.240). The total cost of funding the proposed final dividends is £273 million, for which no liability has been recognised at the date of the balance sheet.
     Dividends paid to Reed Elsevier PLC and Reed Elsevier NV shareholders are equalised at the gross level inclusive of the UK tax credit of 10% received by certain Reed Elsevier PLC shareholders. The cost of funding the Reed Elsevier PLC dividends is, therefore, similar to that of Reed Elsevier NV.

14.	Goodwill

	2005	2004
	£m	£m

At January 1	2,611	2,437
Acquisitions	182	345
Disposals/transfers	(14)	—
Exchange translation differences	251	(171)

At December 31	3,030	2,611

14.	Goodwill – (continued)

     The net carrying amount of goodwill under previous GAAP is deemed under IFRS to be the cost of goodwill on transition to IFRS at January 1, 2004. The cumulative amortisation deducted in arriving at the net carrying amount under previous GAAP was £1,813 million. The equivalent amount at December 31, 2005, after taking account of foreign exchange movements, would have been £1,847 million (2004: £1,721 million).

15.	Intangible assets

	Market	Content,	Total	Internally
	and	software	acquired	developed
	customer	and	intangible	intangible
	related	other	assets	assets	Total
	£m	£m	£m	£m	£m

Cost
At January 1, 2004	1,208	2,842	4,050	419	4,469
Acquisitions	144	166	310	—	310
Additions	—	—	—	110	110
Disposals	—	(13)	(13)	—	(13)
Exchange translation differences	(100)	(131)	(231)	(17)	(248)

At January 1, 2005	1,252	2,864	4,116	512	4,628
Acquisitions	88	61	149	—	149
Additions	—	—	—	102	102
Disposals/transfers	—	(29)	(29)	—	(29)
Exchange translation differences	149	187	336	33	369

At December 31, 2005	1,489	3,083	4,572	647	5,219

Amortisation
At January 1, 2004	35	1,299	1,334	229	1,563
Charge for the year	71	184	255	55	310
Disposals/write off on acquisitions	—	(13)	(13)	10	(3)
Exchange translation differences	(6)	(62)	(68)	(9)	(77)

At January 1, 2005	100	1,408	1,508	285	1,793
Change for the year	85	191	276	57	333
Disposals/transfers	—	(9)	(9)	—	(9)
Exchange translation differences	16	92	108	15	123

At December 31, 2005	201	1,682	1,883	357	2,240

Net book amount
At December 31, 2004	1,152	1,456	2,608	227	2,835
At December 31, 2005	1,288	1,401	2,689	290	2,979

     Intangible assets acquired as part of business combinations comprise: market related assets (e.g. trade marks, imprints, brands); customer related assets (e.g. subscription bases, customer lists, customer relationships); and content, software and other intangible assets (e.g. editorial content, software and product delivery systems, other publishing rights, exhibition rights and supply contracts). Included in content, software and other acquired intangible assets are certain assets with a net book value of £1,154 million (2004: £1,240 million) that arose on acquisitions completed prior to the transition to IFRS with effect from January 1, 2004, that have not been allocated to specific categories of intangible assets. Internally developed intangible assets typically comprise software and systems development where an identifiable asset is created that is probable to generate future economic benefits.
     Included in market and customer related intangible assets are £333 million (2004: £298 million) of brands and imprints with indefinite lives. These assets are determined to have an indefinite life based on an assessment of their historical longevity and stable market positions.

16.	Investments

	2005	2004
	£m	£m

Investments in joint ventures	71	60
Available for sale investments	22	32
Venture capital investments held for trading	22	18

Total	115	110

     An analysis of changes in the carrying value of investments in joint ventures is given below.

	2005	2004
	£m	£m

At January 1	60	60
Share of results of joint ventures	16	17
Dividends received from joint ventures	(16)	(17)
Additions	15	—
Transfers	(3)	—
Exchange translation differences	(1)	—

At December 31	71	60

     The principal joint venture at December 31, 2005 is Giuffrè (an Italian legal publisher in which Reed Elsevier has a 40% shareholding). In addition there are a number of exhibition joint ventures within Reed Business.
     Summarised information showing total amounts in respect of joint ventures and Reed Elsevier’s share is set out below:

	Total joint ventures		Reed Elsevier share

	2005	2004	2005	2004
	£m	£m	£m	£m

Revenue	194	209	91	94
Net profit for the year	33	37	16	17

Total assets	220	199	103	98
Total liabilities	(137)	(112)	(63)	(57)

Net assets	83	87	40	41

Goodwill			31	19

Total			71	60

17.	Property, plant and equipment

	2005			2004

	Land	Fixtures		Land	Fixtures
	and	and		and	and
	buildings	equipment	Total	buildings	equipment	Total
	£m	£m	£m	£m	£m	£m

Cost
At January 1	182	627	809	185	646	831
Acquisitions	—	6	6	7	11	18
Capital expenditure	5	98	103	14	79	93
Disposals	(10)	(86)	(96)	(13)	(70)	(83)
Exchange translation differences	15	50	65	(11)	(39)	(50)

At December 31	192	695	887	182	627	809

Accumulated depreciation
At January 1	72	445	517	72	477	549
Acquisitions	—	4	4	1	4	5
Disposals	(3)	(76)	(79)	(3)	(70)	(73)
Charge for the year	8	79	87	7	64	71
Exchange translation differences	7	37	44	(5)	(30)	(35)

At December 31	84	489	573	72	445	517

Net book amount	108	206	314	110	182	292

     No depreciation is provided on freehold land. The net book amount of property, plant and equipment at December 31, 2005 includes £20 million (2004: £19 million) in respect of assets held under finance leases relating to fixtures and equipment.

18.	Financial instruments
     Details of the objectives, policies and strategies pursued by Reed Elsevier in relation to financial instruments are set out on pages 36 and 37 of Item 5: Operating and Financial Review and Prospects; Liquidity and Capital Resources — Reed Elsevier. The main financial risks faced by Reed Elsevier are liquidity risk and market risk — comprising interest rate risk and foreign exchange risk. Financial instruments are used to finance the Reed Elsevier businesses and to hedge interest rate and foreign exchange risks. Reed Elsevier’s businesses do not enter into speculative derivative transactions. Details of financial instruments that are subject to liquidity, market and credit risks, are described below.
Liquidity risk
     Fixed and floating rate borrowings analysed by maturity, are summarised below. Borrowings are shown after taking account of related interest rate derivatives in designated hedging relationships.

	2005			2004

	Fixed	Floating		Fixed	Floating
	rate	rate		rate	rate
	borrowings	borrowings	Total	borrowings	borrowings	Total
	£m	£m	£m	£m	£m	£m

Within 1 year	710	191	901	1,010	41	1,051
Within 1 to 2 years	77	242	319	291	32	323
Within 2 to 3 years	—	254	254	75	295	370
Within 3 to 4 years	—	—	—	—	312	312
Within 4 to 5 years	2	304	306	—	—	—
After 5 years	687	523	1,210	349	352	701

Total	1,476	1,514	2,990	1,725	1,032	2,757

18.	Financial instruments – (continued)

     At December 31, 2005, £290 million of borrowings were designated in fair value hedging relationships whereby the interest payments are fixed for the next one to three years and swapped to floating thereafter. These borrowings have been included above as floating rate borrowings due after five years.
     At December 31, 2005, Reed Elsevier had access to £1,739 million (2004: £1,555 million) of committed bank facilities that expire in two to three years, of which £67 million (2004: £41 million) was drawn. These facilities principally provide back up for short term borrowings.
     After taking account of the maturity of committed bank facilities that back short term borrowings at December 31, 2005 and after utilising available cash resources, no borrowings mature in the next two years (2004: nil); 46% of borrowings mature in the third year (2004: 14%); 11% in the fourth and fifth years (2004: 58%); 29% in the sixth to tenth years (2004: 16%); and 14% beyond the tenth year (2004: 12%).
Market risk
     Reed Elsevier’s primary market risks are to interest rate fluctuations and exchange rate movements. Derivatives are used to hedge or reduce the risks of interest rate and exchange rate movements and are not entered into unless such risks exist. Derivatives used by Reed Elsevier for hedging a particular risk are not specialised and are generally available from numerous sources.
     The fair values of interest rate swaps, interest rate options, forward rate agreements and forward foreign exchange contracts set out below represent the replacement costs calculated using market rates of interest and exchange at December 31, 2005. The fair value of long term borrowings has been calculated by discounting expected future cash flows at market rates.
Interest rate risk
     Reed Elsevier’s interest rate exposure management policy is aimed at reducing the exposure of the combined businesses to changes in interest rates.
     The following sensitivity analysis of borrowings and derivative financial instruments to interest rate movements assumes an immediate 100 basis point change in interest rates for all currencies and maturities from their levels at December 31, 2005, with all other variables held constant. The range of changes represents Reed Elsevier’s view of the changes that are reasonably possible over a one year period based on these assumptions.
     At December 31, 2005 the majority of borrowings are either fixed rate or have been fixed through the use of interest rate swaps, forward rate agreements and options. A 100 basis point reduction in interest rates would result in an estimated decrease in net interest expense of £5 million, based on the composition of financial instruments including cash, cash equivalents, bank loans and commercial paper borrowings at December 31, 2005. A 100 basis point rise in interest rates would result in an estimated increase in net interest expense of £5 million. The sensitivity of the fair value of financial instruments at December 31, 2005 to changes in interest rates is set out in the table below.

			Fair value change

	Carrying	Fair	+100	-100
	value	value	basis points	basis points
	£m	£m	£m	£m

Short term borrowings	(536)	(536)	—	—
Long term borrowings (including current portion)	(2,628)	(2,685)	110	(125)
Interest rate swaps (swapping fixed rate debt to floating)	175	175	(56)	64
Interest rate swaps (swapping floating rate debt to fixed)	(1)	(1)	17	(17)
Interest rate options	(1)	(1)	—	—
Forward rate agreements	1	1	—	—
     Short term borrowings comprise bank loans, overdrafts and commercial paper due within one year. Long term borrowings (including current portion) comprise other loans and finance leases.
     A 100 basis point change in interest rates would not result in a material change to the fair value of any other financial instrument.
Foreign exchange rate risk
     Translation exposures arise on the earnings and net assets of business operations in countries with currencies other than those of each of the parent companies, most particularly in respect of the US businesses. These exposures are

18.	Financial instruments – (continued)

hedged, to a significant extent, by a policy of denominating borrowings in currencies where significant translation exposures exist, most notably US dollars (see note 24).
     The following sensitivity analysis of financial instruments to foreign exchange rate movements assumes an immediate 10% change in all foreign exchange rates against sterling or euros as appropriate from their levels at December 31, 2005, with all other variables held constant. A +10% change indicates a strengthening of the currency against sterling/ euro and a -10% change indicates a weakening of the currency against sterling/ euro. The range of changes represents Reed Elsevier’s view of the changes that are reasonably possible over a one year period based on these assumptions.

	Carrying	Fair	Fair value change
	value	value	+10%	-10%
	£m	£m	£m	£m

Cash and cash equivalents	296	296	20	(17)
Short term borrowings	(536)	(536)	(59)	49
Long term borrowings (including current portion)	(2,628)	(2,685)	(298)	244
Interest rate swaps (including cross-currency interest rate swaps)	174	174	19	(16)
Forward foreign exchange contracts	5	5	(38)	37
     A 10% change in foreign currency exchange rates would not result in a material change to the fair value of any other financial instrument.
Credit risk
     Reed Elsevier seeks to limit interest rate and foreign exchange risks, described above by the use of financial instruments and as a result has a credit risk from the potential non performance by the counterparties to these financial instruments, which are unsecured. The amount of this credit risk is normally restricted to the amounts any hedge gain and not the principal amount being hedged. Reed Elsevier also has a credit exposure to counterparties for the full principal amount of cash and cash equivalents. Credit risks are controlled by monitoring the credit quality of these counterparties, principally licensed commercial banks and investment banks with strong long term credit ratings, and of the amounts outstanding with each of them.
     Reed Elsevier has treasury policies in place which do not allow concentrations of risk with individual counterparties and do not allow significant treasury exposures with counterparties which are rated lower than A by Standard and Poor’s, Moody’s or Fitch.
Transition to IAS39 — Financial Instruments
     Reed Elsevier adopted IAS39 — Financial Instruments with effect from January 1, 2005. On adoption of IAS39, all derivatives and fixed rate debt in hedging relationships were recorded at fair value. Borrowings and related hedging derivatives were grossed up by £250 million, leaving net debt broadly unchanged. The fair value of derivatives used to hedge forecasted transactions (such as forward exchange contracts and floating-to-fixed interest rate swaps) was recorded in the balance sheet and the corresponding net gains of £40 million deferred within the hedge reserve. The fair value of derivatives used to swap fixed rate debt to floating rate was recognised in the balance sheet and, together with differences on restatement at spot rates of certain foreign currency working capital balances which were reported under previous GAAP at hedged rates and other working capital restatements, the corresponding net gain recorded directly in other reserves. Including related deferred tax, other reserves were accordingly reduced by £29 million. Taken together with the hedge reserve of £40 million, shareholders’ equity at January 1, 2005 was increased by a net IAS39 transition adjustment of £11 million.
     In respect of currency risk, Reed Elsevier hedges cross border transactions in foreign currencies, the most significant of which relate to the Elsevier global scientific journals business. Hedge accounting treatment continues to be applied to these transactions under IAS39. However, whereas under previous GAAP hedge accounting applied to both revenues and costs where the net exchange risk is hedged in the market, under IAS39 there is no grossing up of the hedge for the foreign currency revenues and the offsetting costs and a portion of the revenues and the costs are therefore treated as if unhedged and reported at spot rates.
Hedge accounting
     The hedging relationships that are designated under IAS39 — Financial Instruments, effective from January 1, 2005 are described below.

18.	Financial instruments – (continued)

Fair value hedges
     Reed Elsevier has entered into interest rate swaps and cross currency interest rate swaps to hedge the exposure to changes in the fair value of fixed rate borrowings due to interest rate and foreign currency movements which could affect the income statement.
     Interest rate derivatives (including cross currency interest rate swaps) with a principal amount of £954 million were in place at December 31, 2005 swapping fixed rate term debt issues denominated in United States dollars (USD), euros and Swiss francs (CHF) to floating rate USD debt for the whole or part of their term.
     The gains and losses on the borrowings and related derivative financial instruments designated as fair value hedges for the year ended December 31, 2005, which are included in the income statement, were:

		Fair value
	January 1,	movement	Exchange	December 31,
	2005	gain/(loss)	gain/(loss)	2005
	£m	£m	£m	£m

USD interest rate swaps	5	9	1	15
USD debt	(5)	(9)	(1)	(15)

	—	—	—	—

Euro to USD cross currency interest rate swaps	152	(62)	15	105
Euro debt	(151)	62	(15)	(104)

	1	—	—	1

CHF to USD cross currency interest rate swaps	87	(41)	8	54
CHF debt	(86)	41	(8)	(53)

	1	—	—	1

Total debt	2	—	—	2

     All fair value hedges were highly effective throughout the year ended December 31, 2005.
     At December 31, 2005 there were fair value losses of £3 million (on transition to IAS39 at January 1, 2005: £8 million losses) included within borrowings which relate to debt de-designated from a fair value hedge relationship. During 2005, £5 million of the fair value losses recognised on transition to IAS39 was included in finance income.
Cash flow hedges
     Reed Elsevier enters into two types of cash flow hedge:
     (1) Interest rate derivatives which fix the interest expense on a portion of forecast floating rate US dollar denominated debt (including commercial paper, short term bank loans and floating rate term debt).
     (2) Foreign exchange derivatives which fix the exchange rate on a portion of future foreign currency subscription revenues forecast by the Elsevier science and medical subscription businesses for up to 50 months.
     Movements in the hedge reserve in 2005, including gains and losses on cash flow hedging instruments, were as follows:
**
			Foreign	Total
	Transition	Interest rate	exchange	hedge
	loss	hedges	hedges	reserves
	£m	£m	£m	£m

Hedge reserve at January 1, 2005: gains/(losses) deferred	(10)	(15)	65	40
Gains/(losses) arising in 2005	—	11	(21)	(10)
Amounts recognised in income statement	6	5	(30)	(19)
Exchange translation differences	(1)	(1)	(2)	(4)

Hedge reserve at December 31, 2005: gains/(losses) deferred	(5)	—	12	7

     All cash flow hedges were highly effective throughout the year ended December 31, 2005.

18.	Financial instruments – (continued)

     The transition loss relates to interest rate derivatives held on January 1, 2005, which were formerly treated as hedging instruments under UK GAAP but which are not designated as such under IAS 39.
     The deferred gains and losses on cash flow hedges at December 31, 2005 are currently expected to be recognised in the income statement in future years as follows:

			Foreign	Total
	Transition	Interest rate	exchange	hedge
	loss	hedges	hedges	reserves
	£m	£m	£m	£m

2006	(3)	—	12	9
2007	(2)	1	2	1
2008	—	—	(2)	(2)
2009	—	(1)	—	(1)

Gains/(losses) deferred in hedge reserve at December 31, 2005	(5)	—	12	7

     The cash flows for these hedges are expected to occur in line with the recognition of the gains and losses in the income statement, other than in respect of certain forward foreign exchange hedges on subscriptions, where cash flows may be expected to occur in advance of the subscription year.

19.	Deferred tax

	2005	2004
	£m	£m

Deferred tax assets	266	235
Deferred tax liabilities	(980)	(857)

Total	(714)	(622)

     Movements in deferred tax liabilities and assets are summarised as follows:

	Excess of tax		Other			Other
	allowances	Acquired	temporary	Tax losses		temporary
	over	intangible	differences -	carried		differences -
	amortisation	assets	liabilities	forward	Pensions	assets	Total
	£m	£m	£m	£m	£m	£m	£m

Deferred tax asset/(liability) at January 1, 2004	(43)	(830)	(18)	18	84	108	(681)
(Charge)/credit to profit	(33)	62	(18)	(27)	13	18	15
Credit to equity	—	—	—	—	12	—	12
Transfers	—	—	34	47	—	(53)	28
Acquisitions	—	(68)	—	25	—	—	(43)
Exchange translation differences	5	51	1	(4)	—	(6)	47

Deferred tax asset/(liability) at January 1, 2005	(71)	(785)	(1)	59	109	67	(622)
Transition adjustment on adoption of IAS39	—	—	—	—	—	6	6
(Charge)/credit to profit	(34)	65	(52)	(6)	8	(2)	(21)
Credit/(charge) to equity	—	—	—	—	10	(13)	(3)
Transfers	—	—	(5)	—	—	13	8
Acquisitions	—	(11)	(3)	—	—	3	(11)
Exchange translation differences	(10)	(68)	(5)	1	6	5	(71)

Deferred tax asset/(liability) at December 31, 2005	(115)	(799)	(66)	54	133	79	(714)

19.	Deferred tax – (continued)

     At December 31, 2005, potential deferred tax assets not recognised due to uncertainties over availability and timing of relevant taxable income amounted to £211 million (2004: £168 million) in relation to tax deductions carried forward of £528 million (2004: £419 million). No time limitation currently applies on utilisation of the tax deductions.

20.	Inventories and pre-publication costs

	2005	2004
	£m	£m

Raw materials	12	12
Pre-publication costs	394	340
Finished goods	224	189

Total	630	541

21.	Trade and other receivables

	2005	2004
	£m	£m

Trade receivables	1,086	978
Prepayments and accrued income	151	125
Derivative financial instruments	200	—

Total	1,437	1,103

22.	Assets and liabilities held for sale
     The major classes of assets and liabilities of operations classified as held for sale are as follows:

	2005	2004
	£m	£m

Goodwill	16	—
Intangible assets	14	—
Investments in joint ventures	3	—
Inventories and pre-publication costs	19	—
Trade and other receivables	8	—

Total assets as held for sale	60	—

Trade and other payables	11	—

Total liabilities associated with assets held for sale	11	—

23.	Trade and other payables

	2005	2004
	£m	£m

Payables and accruals	982	844
Deferred income	979	947
Derivative financial instruments	21	—

Total	1,982	1,791

24.	Borrowings
Analysis by year of repayment

	2005				2004

	Bank loans,				Bank loans,
	overdrafts				overdrafts
	and				and
	commercial	Other	Finance		commercial	Other	Finance
	paper	loans	leases	Total	paper	loans	leases	Total
	£m	£m	£m	£m	£m	£m	£m	£m

Within 1 year	536	353	11	900	965	78	8	1,051

Within 1 to 2 years	—	369	3	372	—	317	6	323
Within 2 to 3 years	—	359	—	359	—	368	2	370
Within 3 to 4 years	—	—	—	—	—	312	—	312
Within 4 to 5 years	—	304	1	305	—	—	—	—
After 5 years	—	1,228	—	1,228	—	701	—	701

	—	2,260	4	2,264	—	1,698	8	1,706

Total	536	2,613	15	3,164	965	1,776	16	2,757

Analysis by currency

	2005				2004

	Bank loans,				Bank loans,
	overdrafts				overdrafts
	and				and
	commercial	Other	Finance		commercial	Other	Finance
	paper	loans	leases	Total	paper	loans	leases	Total
	£m	£m	£m	£m	£m	£m	£m	£m

US Dollars	149	2,436	15	2,600	606	1,594	16	2,216
£ Sterling	—	—	—	—	—	—	—	—
Euro	312	177	—	489	305	182	—	487
Other	75	—	—	75	54	—	—	54

Total	536	2,613	15	3,164	965	1,776	16	2,757

     Included in the US dollar amounts for other loans above is £586 million of debt denominated in euros (€500 million) and Swiss francs (CHF500 million) that was swapped into US dollars on issuance and against which there are related derivative financial instruments included within trade and other receivables, which, as at December 31, 2005, had a fair value of £159 million.

25.	Lease arrangements

Finance leases
     At December 31, 2005 future finance lease obligations fall due as follows:

	2005	2004
	£m	£m

Within one year	11	9
In the second to fifth years inclusive	5	8

	16	17
Less future finance charges	(1)	(1)

Total	15	16

Present value of future finance lease obligations payable:
Within one year	11	8
In the second to fifth years inclusive	4	8

Total	15	16

25.	Lease arrangements – (continued)

Operating leases
     At December 31, 2005 outstanding commitments under non-cancellable operating leases fall due as follows:

	2005	2004
	£m	£m

Within one year	113	105
In the second to fifth years inclusive	335	330
After five years	352	367

Total	800	802

     Of the above outstanding commitments, £783 million (2004: £785 million) relate to land and buildings.
     Reed Elsevier has a number of properties that are sub-leased. The future lease receivables contracted with sub-tenants fall as follows:

	2005	2004
	£m	£m

Within one year	12	11
In the second to fifth years inclusive	39	38
After five years	21	22

Total	72	71

26.	Provisions

	2005	2004
	£m	£m

At January 1	52	75
Utilised	(13)	(19)
Exchange translation differences	5	(4)

At December 31	44	52

     The provisions are for property lease obligations which relate to estimated sub-lease shortfalls and guarantees given by Harcourt General, Inc. in favour of a former subsidiary for certain property leases for various periods up to 2016.

27.	Contingent liabilities
     There are contingent liabilities amounting to £46 million (2004: £57 million) in respect of property lease guarantees given by Harcourt General, Inc. in favour of a former subsidiary.

28.	Combined share capitals

	2005	2004
	£m	£m

At January 1	191	190
Issue of ordinary shares	1	1
Exchange translation differences	(2)	—

At December 31	190	191

     Combined share capitals exclude the shares of Reed Elsevier NV held by Reed Elsevier PLC.

29.	Combined share premiums

	2005	2004
	£m	£m

At January 1	1,805	1,784
Issue of ordinary shares, net of expenses	24	20
Exchange translation differences	(24)	1

At December 31	1,805	1,805

     Combined share premiums exclude the share premium in respect of shares of Reed Elsevier NV held by Reed Elsevier PLC.

30.	Combined shares held in treasury

	2005	2004
	£m	£m

At January 1	66	37
Purchase of shares	27	29

At December 31	93	66

     At December 31, 2005, shares held in treasury related to 10,780,776 (2004: 8,313,746) Reed Elsevier PLC ordinary shares and 5,539,922 (2004: 3,708,599) Reed Elsevier NV ordinary shares held by the Reed Elsevier Group plc Employee Benefit Trust (‘EBT’). The aggregate market value of these shares at December 31, 2005 was £104 million (2004: £66 million).
     The EBT purchases Reed Elsevier PLC and Reed Elsevier NV shares which, at the trustees’ discretion, can be used in respect of the exercise of share options and to meet commitments under conditional share awards.

31.	Translation reserve

	2005	2004
	£m	£m

At January 1	(122)	—
Exchange difference on translation of foreign operations	180	(121)
Other exchange translation differences	31	(1)

At December 31	89	(122)

32.	Other combined reserves

	2005			2004

	Hedge	Other		Hedge	Other
	reserve	reserves	Total	reserve	reserves	Total
	£m	£m	£m	£m	£m	£m

At January 1	—	(144)	(144)	—	(291)	(291)
Transition adjustment on adoption of IAS39	40	(29)	11	—	—	—

At January 1, as restated	40	(173)	(133)	—	(291)	(291)
Profit attributable to parent companies’ shareholders	—	462	462	—	459	459
Dividends declared	—	(336)	(336)	—	(309)	(309)
Actuarial losses on defined benefit pension schemes	—	(37)	(37)	—	(74)	(74)
Fair value movements on available for sale investments	—	3	3	—	—	—
Fair value movements on cash flow hedges	(10)	—	(10)	—	—	—
Tax on actuarial losses on defined benefit pension schemes	—	10	10	—	12	12
Tax on fair value movements on cash flow hedges	—	(13)	(13)	—	—	—
Recognition of share based remuneration reserve	—	57	57	—	59	59
Transfers from hedge reserve to net profit	(19)	—	(19)	—	—	—
Exchange translation differences	(4)	(1)	(5)	—	—	—

At December 31	7	(28)	(21)	—	(144)	(144)

33.	Related party transactions
     Transactions between the Reed Elsevier combined businesses have been eliminated within the combined financial statements. Transactions with joint ventures were made on normal market terms of trading and comprise sales of goods and services of £6 million (2004: £6 million). As at December 31, 2005, amounts owed by joint ventures were £3 million (2004: £2 million). Transactions with key management personnel, being the directors, relate to remuneration which is disclosed on pages 40 to 61 in Item 6: Directors, Senior Management and Employees.

34.	Reconciliations to previous GAAP
     The combined financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the European Union (“EU”), including the early adoption of an amendment to IAS19 — Employee Benefits, which allows actuarial gains and losses to be recognised in full in the statement of recognised income and expense in the period in which they occur. None of the differences between IFRS as published by the International Accounting Standards Board (“IASB”) and that adopted by the EU have an impact on the combined financial statements of Reed Elsevier. Consequently there is no difference between the combined financial statements reported under IFRS as adopted by the EU and those that would be reported under IFRS as published by the IASB. The adoption of these standards has resulted in changes to the accounting policies previously applied under UK GAAP for the 2004 financial year (“previous GAAP”).
     In preparing the combined financial statements under IFRS for the first time, the following exemptions, as permitted by IFRS1 — First-Time Adoption of International Financial Reporting Standards, have been applied:

(i)	IFRS3 — Business Combinations has not been applied retrospectively to business combinations that occurred prior to the date of transition, January 1, 2004.

(ii)	All cumulative actuarial gains and losses at the date of transition have been fully recognised for all defined benefit schemes.

(iii)	Cumulative translation differences that are required by IAS21 — The Effects of Changes in Foreign Exchange Rates to be classified as a separate component of equity are deemed to be zero at the date of transition as permitted by IFRS1. The gain or loss on a subsequent disposal of any foreign operation will exclude translation differences that arose before the date of transition to IFRS.
     IAS39 — Financial Instruments is applicable from the 2005 financial year with a transition date of January 1, 2005, and accordingly in respect of IAS39, no restatement of prior period comparatives has been made.

34.	Reconciliations to previous GAAP – (continued)

     The effects of differences to previous GAAP on net profit for the year ended December 31, 2004 and combined shareholders’ equity as at that date, are summarised below.

			2004
			£m
	Note
Net profit under previous GAAP			305
Adjustments
Acquired goodwill and intangible assets	(i	)	151
Pensions	(ii	)	(27)
Share based remuneration	(iii	)	(48)
Deferred taxation	(iv	)	80

Net profit under IFRS			461

			2004
			£m
	Note
Shareholders’ equity under previous GAAP			2,267
Adjustments
Acquired goodwill and intangible assets	(i	)	215
Pensions	(ii	)	(405)
Deferred taxation	(iv	)	(643)
Equity dividends	(v	)	248
Other			(18)

Shareholders’ equity under IFRS			1,664

(i)	Acquired goodwill and intangible assets
     IFRS3 — Business Combinations prohibits the amortisation of acquired goodwill. Goodwill amortisation of £206 million charged under previous GAAP in 2004 is therefore reversed under IFRS. On the balance sheet, the net book amount of goodwill under IFRS was £262 million higher as at December 31, 2004 than under previous GAAP. This higher amount reflects the reversal of the previous GAAP amortisation charge for 2004, together with an increase of £68 million in the amount of goodwill arising on 2004 acquisitions under IFRS due to the recognition of additional deferred taxation liabilities (see below), less the effects of currency translation on adjustments.
     IAS38 — Intangible Assets requires more detailed evaluations to be made of acquired intangible assets and their estimated useful lives than under previous GAAP. Estimated useful lives of acquired intangible assets under IFRS are typically shorter than under previous GAAP, although in certain cases may be considered indefinite. The adoption of IAS38 gives rise to a net increase in the amortisation charge in respect of acquired intangible assets of £55 million.
     Other adjustments to goodwill and intangible assets on the balance sheet at December 31, 2004 are due to the effects of currency translations on the adjustment described above.
     There is no retrospective restatement of the acquired goodwill and intangible asset values as at the January 1, 2004 transition date.

(ii)	Pensions
     The accounting for the costs of defined benefit pension schemes and other post-retirement employee benefits under IFRS is governed by IAS19 — Employee Benefits, which differs from previous GAAP in that the net expense is determined using assumptions that are based on market conditions at the start of each financial year, principally in relation to salary inflation, investment returns and discount rates. Similarly, the assets and liabilities of defined benefit pension schemes and other employee benefit schemes are determined based on market conditions at the balance sheet date. Under previous GAAP, determinations were made based on long run actuarial assumptions. The adoption of IAS19 valuation methodologies increases the expense for employee benefits in 2004 by £27 million compared to the amount reported under previous GAAP. Net pension obligations calculated using the IAS19 valuation methodologies were £321 million as at December 31, 2004, which compares with a net pension prepayment less accrued liabilities under previous GAAP of £84 million.
     Reed Elsevier is adopting the approach available under IAS19 to reflect all actuarial gains and losses in the balance sheet in full and to report the amounts of such gains and losses arising each year through the Statement of Recognised

34.	Reconciliations to previous GAAP – (continued)

Income and Expense. Actuarial losses of £74 million arising in the year ended December 31, 2004 are reflected in the amount of net pension obligations at balance sheet date.

(iii)	Share based remuneration
     For share based remuneration, the expense under IFRS2 — Share Based Payment is determined based on the fair value of such payments at the date of grant, spread over the vesting period taking account of the number of shares that are expected to vest. Under previous GAAP, only the intrinsic value was expensed, i.e. where options are granted over shares with an exercise price below the market price of the shares at the date of grant. The charge under IFRS2 in 2004 is £48 million higher than the £11 million charge under previous GAAP. There is no effect on net assets as the expense is offset by an equivalent amount credited to reserves.

(iv)	Deferred taxation
     IAS12 — Income Taxes requires deferred taxation to be provided for nearly all differences between the balance sheet amounts of assets and liabilities and their corresponding tax bases. Under previous GAAP, deferred tax was provided for timing differences only and deferred tax assets were not recognised unless realisable in the near term. Net deferred tax liabilities as at December 31, 2004 are £643 million higher under IFRS than under previous GAAP. This relates principally to deferred tax of £785 million on the difference between the balance sheet amount of acquired intangible assets and the historical tax bases of the underlying assets, partly offset by deferred tax assets in respect of net pension obligations. The goodwill on acquisition is grossed up by the amount of deferred tax liabilities on acquired intangible assets, other than in respect of intangible assets acquired prior to the transition date of January 1, 2004. (Under transition rules, the deferred tax liability as at the January 1, 2004 transition date in respect of intangible assets acquired prior to that date is charged directly to reserves and not added to goodwill.) The tax charge under IFRS for 2004 is £80 million lower than under previous GAAP due to the unwinding of deferred tax liabilities and the deferred tax effects of other IFRS adjustments.

(v)	Dividends payable
     Under previous GAAP, dividends were provided for in the year in respect of which they were declared or proposed by the directors. Under IAS10 — Post Balance Sheet Events, dividends are only provided for when declared. Current liabilities have been reduced by £248 million as at December 31, 2004 in respect of proposed dividends not formally declared as at the balance sheet date.

(vi)	Joint ventures
     Under IFRS, the equity accounted share of joint ventures results is included within operating profit on a post-tax basis. Under previous GAAP, the equity share of the taxes in joint ventures was included in taxation and not deducted within operating profit. The effect is to reduce both the operating profit and taxation under IFRS by £7 million. There is no effect on net profit and shareholders’ equity.

     As at the IFRS transition date of January 1, 2004, shareholders’ equity was £788 million lower under IFRS than under previous GAAP due to additional deferred tax liabilities of £686 million additional net pension obligations of £310 million and other additional liabilities of £18 million, partly offset by reversal of proposed dividends of £226 million.

35.	US accounting information

Summary of the principal differences between IFRS and US GAAP
     The combined financial statements are prepared in accordance with IFRS, which differs in certain significant respects from US GAAP. The principal differences that affect net income and combined shareholders’ equity are shown and explained below.

35.	US accounting information – (continued)

Effects on net income of material differences between IFRS and US GAAP

			2005	2004
			£m	£m
	Note
Net income as reported under IFRS			464	461
Net income attributable to minority interests under IFRS			(2)	(2)

Net income attributable to parent companies’ shareholders as reported under IFRS			462	459
US GAAP adjustments:
Intangible assets	(i	)	5	3
Pensions	(ii	)	(78)	6
Derivative financial instruments	(iii	)	(5)	32
Deferred taxation	(iv	)	3	(75)
Other items			(13)	(7)

Net income under US GAAP			374	418

Effects on combined shareholders’ equity of material differences between IFRS and US GAAP

			2005	2004
			£m	£m
	Note
Total equity as reported under IFRS			1,985	1,677
Minority interests as reported under IFRS			(15)	(13)

Combined shareholders’ equity as reported under IFRS			1,970	1,664
US GAAP adjustments:
Goodwill and intangible assets	(i	)	1,491	1,378
Pensions	(ii	)	409	485
Derivative financial instruments	(iii	)	5	12
Deferred taxation	(iv	)	(119)	(124)
Other items			7	16

Combined shareholders’ equity under US GAAP			3,763	3,431

     Prior to 2005, the combined financial statements had been prepared in accordance with UK generally accepted accounting principles (“previous UK GAAP”). The date of transition to IFRS is January 1, 2004 which is the beginning of the prior year comparative period for the 2005 financial year.
     Effective January 1, 2005, Reed Elsevier elected to adopt SFAS 123(R) — Share-Based Payment, using the modified retrospective approach, and restated net income and shareholders’ equity in the 2004 financial year using the modified retrospective approach. SFAS 123(R) requires an expense to be recorded based on the fair value at the date of grant, and related deferred tax effects. Net income and shareholders’ equity under US GAAP for 2004 are therefore £31 million and £58 million higher respectively than the amounts previously reported.

(i)	Goodwill and intangible assets
     Under IFRS, acquired goodwill and intangible assets with indefinite lives are not amortised and are subject to at least annual impairment review. Other intangible assets with definite lives are amortised over their estimated useful economic lives. Previously, under previous UK GAAP, acquired goodwill and intangible assets had been amortised systematically over their estimated useful lives up to a maximum of 40 years, subject to impairment review. There is no retrospective restatement of the acquired goodwill and intangible asset values as at the January 1, 2004 transition date.
     Under US GAAP, acquired goodwill and intangible assets are accounted for in accordance with SFAS141: Business Combinations and SFAS142: Goodwill and Other Intangible Assets. In accordance with these SFASs, goodwill and intangible assets with indefinite lives are not amortised and are subject to at least annual impairment review, with effect from January 1, 2002, except in respect of 2001 acquisitions made after July 1, 2001, for which the effective date under the transitional provisions was July 1, 2001. Other intangible assets with definite lives are amortised over their estimated useful economic lives, subject to annual impairment review under SFAS144: Accounting for the Impairment or Disposal of Long-Lived Assets.

35.	US accounting information – (continued)

     Under IFRS, any deferred tax liability arising on acquired intangible assets in acquisitions made after the transition date of January 1, 2004, results in a corresponding grossing up of acquired goodwill. For acquisitions made prior to the transition date, any such deferred tax liabilities are written off directly to equity. Under US GAAP, goodwill has historically been grossed up for deferred tax liabilities on acquired intangible assets. This, along with the historically lower goodwill amortisation charge under US GAAP compared to previous UK GAAP, results in a higher carrying value of goodwill and intangible assets under US GAAP.
     Under US GAAP, as at December 31, 2005, the carrying value of goodwill is £4,470 million (2004: £3,938 million), the gross cost of acquired intangible assets is £4,613 million (2004: £4,153 million) and the accumulated amortisation of acquired intangible assets is £1,873 million (£1,497 million).

(ii)	Pensions
     Under IFRS, the expense of defined benefit pension schemes and other post-retirement benefit schemes is charged to the income statement as an operating expense over the periods benefiting from the employees’ services. The charge is based on actuarial assumptions reflecting market conditions at the beginning of the financial year. Variations from this expected cost are recognised in full in the statement of recognised income and expense in the period in which they occur. Net pension obligations in respect of defined benefit schemes are included in the balance sheet at the present value of scheme liabilities, less the fair value of scheme assets. Where assets exceed liabilities, any net pension asset is limited to the extent that the asset is not recoverable through reductions in future contributions.
     Under US GAAP, pension costs and liabilities are accounted for in accordance with SFAS 87: Employers’ Accounting for Pensions, which is similar to IFRS. However, a significant difference arises in the net pension cost as variations from expected cost, which are determined by reference to market related values of plan assets, are amortised over the expected remaining service lives of plan members. In 2005, the amortisation of such variations, which are recognised in full in the statement of recognised income and expense under IFRS, was £78 million (2004: £17 million). SFAS 87 also requires a minimum pension liability to be recognised that is at least equal to the unfunded benefit obligation (ignoring projected future salary increases). Changes in the additional minimum pension liability are recognised as other comprehensive income, a component of shareholders’ equity.

(iii)	Derivative financial instruments
     Under both IFRS (IAS39 — Financial Instruments) and US GAAP (SFAS133: Accounting for Derivative Instruments and Hedging Activities) all derivative financial instruments are required to be carried at fair value on the balance sheet. Changes in fair value are accounted for through the income statement or equity, depending on the derivative’s designation and effectiveness as a hedging instrument.
     Derivative instruments used by Reed Elsevier as fair value hedges are designated as qualifying hedge instruments under IAS39 and SFAS133. The fixed rate loans which are swapped to floating rate and subject to this hedging treatment are set out on page F-51. Under both IFRS and US GAAP, net income is impacted to the extent that the instruments are not fully effective hedges.
     In addition, certain forward exchange rate contracts and interest rate swaps have been designated as qualifying cash flow hedge instruments under IAS39 and SFAS133. Accordingly, to the extent that the hedges are effective, mark-to-market movements are recorded in either equity (IFRS) or other comprehensive income (US GAAP). Other derivative instruments, which act as cashflow hedges, have not been designated as qualifying hedge instruments under either IAS39 or SFAS133 and, accordingly, changes in the fair value of those derivative instruments are recorded in net income under both IFRS and US GAAP.
     SFAS133 was effective from January 1, 2001 resulting in a cumulative transition adjustment of £1 million loss to US GAAP net income and £86 million loss in other comprehensive income in 2001, of which £66 million was transferred to US GAAP net income in 2001, £7 million in 2002, £7 million in 2003, £4 million in 2004 and £2 million in 2005.
     IAS39 was effective from January 1, 2005 resulting in a cumulative transition adjustment of £29 million loss to other combined reserves and a £40 million gain recognised in the hedging reserve, which included a £10 million loss relating to instruments that were treated as hedges under previously applied UK GAAP, but which are not designated as hedges under IAS39. These losses will be unwound over the period to which they relate and will consequently give rise to a short term difference between net income reported under IFRS and US GAAP.

(iv)	Deferred taxation
     Under IFRS, deferred taxation is provided for nearly all differences between the balance sheet amounts of assets and liabilities and their tax bases. Deferred tax liabilities are generally recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that they are considered recoverable based on forecasts of available taxable profits in jurisdictions where such assets have arisen, against which deductible temporary differences can be utilised.

35.	US accounting information – (continued)

     Under US GAAP, deferred taxation is provided on all temporary differences under the liability method subject to a valuation allowance on deferred tax assets where applicable, in accordance with SFAS109: Accounting for Income Taxes.
     The most significant deferred tax differences between IFRS and US GAAP arise from the different carrying values in respect of pensions, goodwill and acquired intangible assets as described above. The tax effect of these and other GAAP differences in carrying values is that net income under US GAAP is £27 million higher (2004: £81 million lower) and combined shareholders’ equity is £144 million lower than reported under IFRS (2004: £174 million lower). A further difference arises on the recognition of deferred tax assets on share based remuneration which, under IFRS, is calculated based on the intrinsic value of outstanding awards and which, under US GAAP, is determined based on the cumulative charge to net income. As a result of this difference, net income under US GAAP is £24 million lower than reported under IFRS (2004: £6 million higher) and combined shareholders’ equity is £25 million higher than reported under IFRS (2004: £50 million higher).

Presentation and classification differences
     In addition to the recognition and measurement differences between IFRS and US GAAP there are a number of differences in the manner in which amounts are presented and classified in the accounts. The principal presentation and classification differences are summarised below.

Debt issuance costs
     Under IFRS debt issuance costs are offset against the proceeds received. Under US GAAP debt issuance costs are recorded as a separate deferred cost.

Short term obligations expected to be refinanced
     Under US GAAP, where it is expected to refinance short term obligations on a long term basis and this is supported by an ability to consummate the refinancing, such short term obligations should be excluded from current liabilities and shown as long term obligations. Short term obligations at December 31, 2005 of £889 million (2004: £1,043 million) would be excluded from current liabilities under US GAAP and shown as long term obligations.

Recently issued accounting pronouncements
     In May 2005, the FASB issued Statement No. 154, “Accounting Changes and Error Corrections — A replacement of APB Opinion No. 20 and FASB Statement No. 3” (“SFAS 154”). This statement requires retrospective application to prior periods’ financial statements of changes in accounting principles unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. This statement applies to all voluntary changes in accounting principles and changes required by an accounting pronouncement that does not include specific transition provisions. SFAS 154 is required to be adopted in fiscal years beginning after December 15, 2005. SFAS 154 would not have had a material effect on the financial position, results of operations or cash flows of the combined businesses under US GAAP as at December 31, 2005.
     In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets — an Amendment of APB Opinion No. 29”, which eliminates the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. SFAS No. 153 shall be effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005 and shall be applied prospectively. SFAS 153 would not have had a material effect on the financial position, results of operations or cash flows of the combined businesses under US GAAP as at December 31, 2005.
     On November 24, 2004, FASB issued SFAS No. 151, “Inventory Costs, an amendment of ARB No. 43, Chapter 4.” The statement amends the guidance in ARB No. 43, Chapter 4, to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). SFAS No. 151 is required to be adopted in fiscal years beginning after June 15, 2005. The adoption of SFAS 151 is not expected to have a material impact on the combined financial statements.
     In August 2005, the IASB issued IFRS7 — Financial Instruments: Disclosures, which introduces new requirements to improve the information on financial instruments given in financial statements. The standard replaces some of the requirements in IAS32 — Financial Instruments: Disclosure and Presentation. IFRS7 is effective for fiscal years beginning on or after January 1, 2007. As a disclosure only standard, IFRS7 will not have an impact on the results of operations, or financial position of the combined businesses.

35.	US accounting information – (continued)

Cash flow information
     As a foreign private issuer, Reed Elsevier is eligible to the accommodation under Item 17 to present its cash flow information in accordance with IAS 7 — Cash Flow Statements, and accordingly US GAAP cash flow information is not presented.

Comprehensive income information
     SFAS130: Reporting Comprehensive Income, requires that all items that are required to be recognised as components of comprehensive income under US accounting standards are reported in a separate financial statement. Comprehensive income under US GAAP comprises net income for the financial year, adjustments to the fair value of available for sale investments, pensions and derivative financial instruments as described above, related deferred taxation and exchange translation differences. Comprehensive income under US GAAP reflects the restated net income under US GAAP described on F-44 and consequential adjustments to exchange translation differences.
     Under US GAAP, the following amounts would be reported:

	2005	2004
	£m	£m

Net income under US GAAP	374	418
Other comprehensive income:
Available for sale investments	3	(3)
Additional minimum pension liability	(43)	(81)
Derivative financial instruments	(20)	49
Deferred taxation	(1)	23
Exchange translation differences	300	(177)

Comprehensive income under US GAAP	613	229

Goodwill and intangible assets
     As described in note 12, during 2005 a number of acquisitions were made for total consideration amounting to £307 million, after taking account of cash acquired of £8 million. Under US GAAP the goodwill arising on the acquisitions was £182 million and the intangible assets acquired were attributed a fair value of £149 million. These acquired intangible assets comprise market and customer related assets of £88 million with weighted average useful lives of 16 years; and content, software and other assets of £61 million with weighted average useful lives of six years. No significant residual value has been assumed for any of these intangible assets.
     The movements on the carrying value of goodwill under US GAAP can be analysed as follows:

			Harcourt	Reed
	Elsevier	LexisNexis	Education	Business	Total
	£m	£m	£m	£m	£m

Carrying value
At December 31, 2003	1,063	1,343	735	711	3,852
Acquisitions	1	307	37	—	345
Disposals	—	—	—	(5)	(5)
Exchange translation differences	(77)	(103)	(54)	(20)	(254)

At December 31, 2004	987	1,547	718	686	3,938
Acquisitions	124	31	4	23	182
Disposals/transfers	(2)	—	—	(16)	(18)
Exchange translation differences	111	162	78	17	368

At December 31, 2005	1,220	1,740	800	710	4,470

     At December 31, 2005, the carrying value of indefinite lived intangible assets other than goodwill not subject to amortisation under US GAAP, principally trade names, trade marks, imprints and titles, was £354 million (2004: £610 million).

35.	US accounting information – (continued)

     Intangible assets subject to amortisation under US GAAP, principally publishing rights, journal subscriber bases, databases and other publishing content, can be analysed as follows:

	2005	2004
	£m	£m

Cost	4,259	3,543
Accumulated amortisation	(1,873)	(1,497)

Net book amount	2,386	2,046

     The amortisation charge for intangible assets under US GAAP for the year ended December 31, 2005 was £271 million (2004: £251 million). The future annual amortisation charge under US GAAP in respect of the intangible assets reflected in the balance sheet as at December 31, 2005 is estimated to be £274 million in 2006, £255 million in 2007, £226 million in 2008, £190 million in 2009 and £155 million in 2010 based on exchange rates at December 31, 2005.
Pensions — Aggregate of Schemes
     Reed Elsevier operates a number of pension schemes around the world. The major schemes are of a defined benefit type with assets held in separate trustee administered funds. The largest schemes, which cover the majority of employees, are in the United Kingdom, the United States and the Netherlands. Under these plans, employees are entitled to retirement benefits normally dependent on the number of years service.
     The common funding objective of these schemes is to cover future pension liabilities, including expected future earnings and pension increases, in respect of service up to the balance sheet date.
     The following disclosures cover the significant defined benefit schemes in aggregate, including the schemes in the United Kingdom, United States and the Netherlands.
     Individual scheme investment policies include guidelines on target asset allocations. The weighted average target allocation of scheme assets to be held as equities, bonds and other assets is set out below. Where the scheme allows for a range of target asset allocations the mid point has been used to determine the weighted averages disclosed below.

Target
allocation

Equities	63%
Bonds	34%
Other	3%
     The net pension costs for the significant defined benefit schemes, calculated in accordance with SFAS87, were as follows:

	2005	2004
	£m	£m

Service costs — benefits earned during the year	92	83
Interest cost on projected benefit obligations	136	127
Expected return on plan assets	(149)	(162)
Amortisation of unrecognised amounts	78	17

Net periodic pension cost	157	65

35.	US accounting information – (continued)

     The following table sets forth the funded status under SFAS87 of the significant defined benefit schemes:

	2005		2004

	%	£m	%	£m

Equities	66%	1,711	64%	1,404
Bonds	30%	756	32%	713
Other	4%	111	4%	87

Plan assets at fair value	100%	2,578	100%	2,204
Projected benefit obligation		(2,980)		(2,525)

Deficit of plan assets		(402)		(321)
Unrecognised net actuarial loss		635		668
Unrecognised prior service credit		(15)		(12)
Unrecognised net transitional asset		—		(2)

Prepaid pension cost		218		333
Adjustments to recognise additional minimum liability:
Intangible assets		(2)		(3)
Accumulated other comprehensive income		(212)		(169)

Net pension asset		4		161

     Plan assets at fair value and projected benefit obligations are in respect of schemes in which the projected benefit obligation exceeds the fair value of plan assets.

	2005	2004
	£m	£m

Projected benefit obligation
Balance at January 1,	2,525	2,281
Service cost	92	83
Interest cost	136	127
Plan amendments	—	—
Actuarial loss	268	141
Participants’ contributions	13	10
Disbursements	(94)	(89)
Exchange translation adjustments	40	(28)

Balance at December 31,	2,980	2,525

Accumulated benefit obligation	2,779	2,347

	2005	2004
	£m	£m

Fair value of assets
Balance at January 1,	2,204	2,030
Actual return	382	205
Contributions (employer and employees)	60	78
Disbursements	(94)	(89)
Exchange translation adjustments	26	(20)

Balance at December 31,	2,578	2,204

35.	US accounting information – (continued)

	2005	2004
	£m	£m

Prepaid pension cost
Balance at January 1,	333	327
Net periodic cost	(157)	(65)
Contributions (employer)	47	68
Exchange translation adjustments	(5)	3

Balance at December 31,	218	333

     The weighted average principal assumptions for US GAAP purposes were:

	At December 31,

	2005	2004

Discount rate	4.9%	5.4%
Salary increases	4.0%	4.4%
Investment return	7.0%	6.8%
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
     Reed Elsevier expects to contribute £70 million to the significant defined benefit schemes in 2006. Over the next ten years, the benefit payments expected to be paid out of these schemes are as follows:

£m

Expected future benefit payments
Financial year ending December 31, 2006	91
Financial year ending December 31, 2007	95
Financial year ending December 31, 2008	99
Financial year ending December 31, 2009	104
Financial year ending December 31, 2010	110
Financial years ending December 31, 2011 to December 31, 2015 in aggregate	646
Borrowings
Analysis of bank loans, overdrafts and commercial paper

	2005	2004
	£m	£m

Overdrafts	10	15
Bank loans (drawn under facilities expiring in the year ending December 31, 2008)	67	41
Commercial paper	459	909

Total	536	965

Analysis of bank facilities at December 31, 2005

	Expiring	Expiring
	within	after 1 year	Total
	1 year £m	£m	£m

Overdrafts	42	—	42
Uncommitted lines of credit	67	—	67
Committed facilities	—	1,739	1,739

35.	US accounting information – (continued)

     Of the £1,739 million committed facilities expiring after one year, £67 million was utilised by way of letters of credit which support short term borrowings.
     The committed facilities are subject to covenants which restrict borrowings and net interest payable by reference to Reed Elsevier’s combined earnings before interest, tax, depreciation and amortisation, and excluding exceptional items, eg disposal gains and losses, restructuring and acquisition integration costs. Secured borrowings above a fixed amount are also restricted. There is also a covenant restricting the ability to dispose of all or any part of Reed Elsevier’s assets (except in the ordinary course of trading or for fair market value).

	2005	2004

Short term loans, overdrafts and commercial paper
Weighted average interest rate during year	3.0%	2.5%
Year end weighted average interest rate	3.2%	2.5%
     The weighted average interest rate for the year was computed by dividing actual interest expense for the year by the average month-end amounts outstanding for short term bank loans and commercial paper.
Analysis of other loans and finance leases

		2005(2)			2004(2)

		Interest rate	Year end
		before swaps	interest rates
	Currency	%	%	£m	£m

7% Public Notes 2005	US dollar	n/a	n/a	—	78
6.125% Public Notes 2006	US dollar	6.13	6.13	322	285
Floating rate Private Placement 2006	Euro	floating	3.25	31	32
Floating rate Term Loan 2007	Euro	floating	2.83	69	71
4.375% Swiss Domestic Bond 2007(1)	US dollar	4.38	4.86	174	155
6.7% Public Notes 2007	US dollar	6.70	6.70	73	74
Euro 5.75% Public Notes 2008(1)	US dollar	5.75	4.80	255	228
Floating rate Public Notes 2010	US dollar	floating	4.82	145	—
Floating rate Term Loan 2010/ 2007	Euro	floating	2.57	41	42
Floating rate Private Placement 2010/ 2008	Euro	floating	2.57	31	32
Floating rate Private Placement 2010/ 2008	US dollar	floating	4.91	58	52
Floating rate Term Loan 2010/ 2007	US dollar	floating	4.45	29	26
6.75% Public Notes 2011	US dollar	6.75	6.75	319	285
4.75% Term Loan 2012	US dollar	4.75	4.75	40	—
4.635% Public Notes 2012	US dollar	4.64	4.64	261	—
5.05% Private Placement 2014(1)	US dollar	5.05	4.72	107	96
5.19% Term Loan 2015(1)	US dollar	5.19	4.51	108	—
5.29% Term Loan 2017(1)	US dollar	5.29	4.44	20	—
8.875% Public Notes 2022	US dollar	8.88	8.88	36	33
6.625% Private Placement 2023(1)	US dollar	6.63	6.07	87	78
7.5% Public Debentures 2025(1)	US dollar	7.50	5.30	87	78
7.2% Public Notes 2027(1)	US dollar	7.20	5.65	112	100
7.3% Public Notes 2097	US dollar	7.30	7.30	29	26
Finance Leases	Various	Various	Various	15	16
Miscellaneous	Euro	Various	Various	5	5

Total				2,454	1,792

(1)	Loans where there are related swap instruments that have been designated as fair value hedges in accordance with SFAS133.

(2)	Amounts are shown after taking account of interest rate and currency derivatives in designated hedging relationships.

35.	US accounting information – (continued)

     In the table above, the interest rate before swaps is given for borrowings issued at a fixed rate only. In the case of borrowings which have related swap agreements designated as fair value hedges in accordance with SFAS133, the year end interest rate is that on the underlying borrowings after taking account of interest rate and currency swaps. For all other loans and finance leases the year end interest rate is that applicable to the underlying borrowing at December 31, 2005.
Finance leases
     At December 31, 2005, property, plant and equipment included gross costs of £47 million (2004: £36 million) and accumulated depreciation of £27 million (2004: £17 million) in respect of computer systems, plant and equipment held under finance leases.
Operating leases
     Leasing arrangements cover property, computer systems, plant and equipment. Certain lease arrangements contain escalation clauses covering increased costs for various defined real estate taxes and operating services.
     At December 31, 2005, future minimum lease payments under operating leases that have initial or remaining lease terms in excess of one year were as follows:

£m

Within 1 year	113
Within 1 to 2 years	100
Within 2 to 3 years	89
Within 3 to 4 years	81
Within 4 to 5 years	65
Thereafter	352

Total	800

Derivative instruments
     All fair value hedges were highly effective throughout the year ended December 31, 2005. Consequently changes in the fair value of fair value hedges had no net impact on earnings during the year (2004: £nil). Cashflow hedges that were designated as hedges under SFAS133 were tested for effectiveness and found to be fully effective. Consequently there was no net impact on earnings during the year.

35.	US accounting information – (continued)

Deferred taxation under US GAAP
     Deferred taxation under US GAAP comprises:

	2005	2004
	£m	£m

Deferred taxation liabilities
Acquired intangible assets	733	723
Excess of tax allowances over amortisation	207	153
Pensions	83	130
Other temporary differences	67	2

	1,090	1,008

Deferred taxation assets
Pensions	(96)	(76)
Tax losses carried forward	(58)	(73)
Other tax deductions carried forward	(211)	(137)
Other temporary differences	(107)	(127)

	(472)	(413)
Valuation allowances	215	151

	(257)	(262)

Net deferred tax liabilities	833	746

     Net deferred tax liabilities at December 31, 2005 comprise current net deferred tax assets of £20 million and non current net deferred tax liabilities of £853 million. Current net deferred tax assets at December 31, 2005 comprise a £12 million net asset arising in the United Kingdom, £4 million net liability in the Netherlands, £10 million net asset in the United States and £2 million net asset in other jurisdictions. Non current net deferred tax liabilities at December 31, 2005 comprise a £81 million net liability arising in the United Kingdom, £687 million net liability in the United States, £30 million net asset arising in the Netherlands and £115 million net liability in other jurisdictions.
     At December 31, 2005, there were approximately £148 million of losses carried forward on which a deferred tax asset of £58 million is recognised. Approximately £6 million of these losses expire in 2019, £57 million in 2020, £68 million in 2021, and £17 million in the period from 2022 to 2024. A further deferred tax asset of £211 million relating to other tax deductions carried forward of £528 million is offset by a full valuation allowance, due to uncertainties over the availability and timing of relevant taxable income. No time limitation currently applies on utilisation of these other tax deductions.

35.	US accounting information – (continued)

Combined shareholders’ funds under US GAAP

		Combined
	Combined	share	Combined
	share	premium	shares held	Combined
	capitals	accounts	in treasury	reserves	Total
	£m	£m	£m	£m	£m

At January 1, 2004	190	1,784	(37)	1,525	3,462
Net income	—	—	—	418	418
Dividends declared in period	—	—	—	(309)	(309)
Issue of ordinary shares, net of expenses	1	20	—	—	21
Increase in shares held in treasury	—	—	(29)	—	(29)
Increase in stock based compensation reserve	—	—	—	57	57
Other comprehensive income (see F-47)	—	1	—	(190)	(189)

At January 1, 2005	191	1,805	(66)	1,501	3,431
Net income	—	—	—	374	374
Dividends declared in period	—	—	—	(336)	(336)
Issue of ordinary shares, net of expenses	1	24	—	—	25
Increase in shares held in treasury	—	—	(27)	—	(27)
Increase in stock based compensation reserve	—	—	—	57	57
Other comprehensive income (see F-47)	(2)	(24)	—	265	239

At December 31, 2005	190	1,805	(93)	1,861	3,763

REED ELSEVIER
SCHEDULE II
VALUATION AND QUALIFYING ACCOUNTS

	Balance at
	beginning of		Other		Balance at
	year	Cost and	movements	Deductions	end of year
	£m	expenses £m	£m	£m	£m

Year ended December 31, 2004
Allowance for doubtful receivables	88	19	10	(44)	73
Year ended December 31, 2005
Allowance for doubtful receivables	73	5	1	(13)	66

THIS PAGE INTENTIONALLY BLANK

REED ELSEVIER PLC
CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
     To the Board of Directors and members of Reed Elsevier PLC:
     We have audited the accompanying consolidated balance sheets of Reed Elsevier PLC and its subsidiaries (the “Company”) as at December 31, 2005 and 2004, and the related consolidated statements of income, recognised income and expense, shareholders’ equity reconciliation and cash flows for each of the two years in the period ended December 31, 2005. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
     We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Accordingly, we express no such opinion. Our audits included consideration of the Company’s internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and 2004, and the results of its operations and cash flows for each of the two years in the period ended December 31, 2005, in conformity with International Financial Reporting Standards as adopted by the European Union.
     International Financial Reporting Standards vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 22 to the consolidated financial statements.
     As discussed in Note 22 the accompanying 2004 financial statements have been restated for the impact of adopting Statement of Financial Accounting Standards No. 123(R) — Share-based payment.
DELOITTE & TOUCHE LLP
London, England
February 15, 2006

REED ELSEVIER PLC
CONSOLIDATED INCOME STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2005

		2005	2004
		£m	£m
	Note
Administrative expenses	3	(2)	(2)
Effect of tax credit equalisation on distributed earnings	4	(9)	(8)
Share of results of joint ventures	12	252	247

Operating profit		241	237
Finance income	7	1	3

Profit before tax		242	240
Taxation	8	(7)	(5)

Profit attributable to ordinary shareholders		235	235

		2005	2004
		pence	pence
	Note
Earnings per ordinary share (EPS)
Basic EPS	10	18.6	18.6
Diluted EPS	10	18.4	18.5

The accompanying notes on pages F-63 to F-70 are an integral part of these consolidated financial statements

REED ELSEVIER PLC
CONSOLIDATED CASH FLOW STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2005

		2005	2004
		£m	£m
	Note
Cash flow from operating activities
Cash used by operations	11	(2)	(2)
Interest received		1	3
Tax paid		(8)	(1)

Net cash flow from operating activities		(9)	—

Dividends received from joint ventures		168	153
Cash flow from financing activities
Equity dividends paid	9	(168)	(153)
Proceeds on issue of ordinary shares		14	11
Increase in net funding balances due from joint ventures	11	(5)	(11)

Net cash flow from financing activities		(159)	(153)

Movement in cash and cash equivalents		—	—

The accompanying notes on pages F-63 to F-70 are an integral part of these consolidated financial statements

REED ELSEVIER PLC
CONSOLIDATED BALANCE SHEET
AS AT DECEMBER 31, 2005

		2005	2004
		£m	£m
	Note
Non-current assets
Investments in joint ventures	12	490	334
Current assets
Amounts due from joint ventures		600	595

Total assets		1,090	929

Current liabilities
Payables		1	1
Taxation		11	12

		12	13

Non-current liabilities
Amounts owed to joint ventures		36	36

Total liabilities		48	49

Net assets		1,042	880

Capital and reserves
Called up share capital	13	160	159
Share premium account	14	987	974
Shares held in treasury	15	(49)	(35)
Capital redemption reserve	16	4	4
Translation reserve	17	31	(64)
Other reserves	18	(91)	(158)

Total equity		1,042	880

The accompanying notes on pages F-63 to F-70 are an integral part of these consolidated financial statements

REED ELSEVIER PLC
CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE
FOR THE YEAR ENDED DECEMBER 31, 2005

	2005	2004
	£m	£m

Profit attributable to ordinary shareholders	235	235
Share of joint ventures’ net income/(expense) recognised directly in equity	71	(97)
Share of joint ventures’ transfer to net profit from hedge reserve	(10)	—

Total recognised income and expense for the year	296	138

Share of joint ventures’ transition adjustment on adoption of IAS39	6	—

CONSOLIDATED RECONCILIATION OF SHAREHOLDERS’ EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2005

		2005	2004
		£m	£m
	Note
Total recognised net income		296	138
Equity dividends declared	9	(168)	(153)
Issue of ordinary shares, net of expenses		14	11
Increase in shares held in treasury		(14)	(15)
Share of joint ventures’ recognition of share based remuneration reserve		30	31
Equalisation adjustments		(2)	(3)

Net increase in shareholders’ equity		156	9
Shareholders’ equity at January 1		880	871
Share of joint ventures’ transition adjustment on adoption of IAS39		6	—

Shareholders’ equity at December 31		1,042	880

The accompanying notes on pages F-63 to F-70 are an integral part of these consolidated financial statements

REED ELSEVIER PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	Basis of financial statements
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
2. Accounting policies
Basis of preparation
     These consolidated financial statements report the consolidated income statement, cash flow and financial position of Reed Elsevier PLC, and have been prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union with effect from the 2005 financial year.
     The transition date for the application of IFRS is January 1, 2004, other than in respect of IAS39 where the transition date is January 1, 2005, and the comparative figures for the year ended December 31, 2004 have been restated accordingly. Reconciliations of net income and equity for the comparative period from previously applied UK GAAP to IFRS are presented in note 20 to the consolidated financial statements.
     Unless otherwise indicated, all amounts shown in the financial statements are in pounds sterling (“£”).
     The basis of the merger of the businesses of Reed Elsevier PLC and Reed Elsevier NV is set out on page 13.
     As permitted for first-time application of IFRS, only two years of IFRS information has been presented.
Determination of profit
     The Reed Elsevier PLC share of the Reed Elsevier combined results has been calculated on the basis of the 52.9% economic interest of the Reed Elsevier PLC shareholders in the Reed Elsevier combined businesses, after taking account of results arising in Reed Elsevier PLC and its subsidiaries. Dividends paid to Reed Elsevier PLC and Reed Elsevier NV shareholders are equalised at the gross level inclusive of the UK tax credit received by certain Reed Elsevier PLC shareholders. In Reed Elsevier PLC’s consolidated financial statements, an adjustment is required to equalise the benefit of the tax credit between the two sets of shareholders in accordance with the equalisation agreement. This equalisation adjustment arises on dividends paid by Reed Elsevier PLC to its shareholders and reduces the consolidated attributable earnings by 47.1% of the total amount of the tax credit.
     The accounting policies adopted in the preparation of the combined financial statements are set out on pages F-10 to F-14.
Investments
     Reed Elsevier PLC’s 52.9% economic interest in the net assets of the combined businesses has been shown on the balance sheet as investments in joint ventures, net of the assets and liabilities reported as part of Reed Elsevier PLC and its subsidiaries. Investments in joint ventures are accounted for using the equity method.
Foreign exchange translation
     Transactions in foreign currencies are recorded at the rate of exchange prevailing on the date of the transaction. At each balance sheet date, monetary assets and liabilities that are denominated in foreign currencies are retranslated at the rate prevailing on the balance sheet date. Exchange differences arising are recorded in the income statement. The gains or losses relating to the retranslation of Reed Elsevier PLC’s 52.9% economic interest in the net assets of the combined businesses are classified as equity and transferred to the translation reserve.

2. Accounting policies – (continued)
     Cumulative translation differences are recognised within the income statement in the period in which operations are disposed of.
     As permitted under the transition rules of IFRS1 — First Time Adoption of International Financial Reporting Standards, cumulative translation differences in respect of foreign operations have been deemed to be nil at the date of transition.
Taxation
     The tax expense represents the sum of the tax payable on the current year taxable profits and the movements on deferred tax that are recognised in the income statement. Tax arising in joint ventures is included in the share of results of joint ventures.
     The tax payable on current year taxable profits is calculated using the applicable tax rate that has been enacted, or substantively enacted, by the balance sheet date.
     Deferred tax is the tax arising on differences between the carrying amounts of assets and liabilities in the financial statements and their corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised.
     Deferred tax is calculated using tax rates that are expected to apply in the period when the liability is settled or the asset is realised.

3.	Administrative expenses
     Administrative expenses include £495,000 (2004: £386,000) paid in the year to Reed Elsevier Group plc under a contract for the services of directors and administrative support. Reed Elsevier PLC has no employees (2004: nil).

4.	Effect of tax credit equalisation on distributed earnings
     The tax credit equalisation adjustment arises on dividends paid by Reed Elsevier PLC to its shareholders and reduces the consolidated profit attributable to ordinary shareholders by 47.1% of the total amount of the tax credit, as set out in the accounting policies in note 2.

5.	Auditors’ remuneration
     Audit fees payable by Reed Elsevier PLC were £24,000 (2004: £24,000). Further information on the audit and non-audit fees paid by the Reed Elsevier combined businesses to Deloitte & Touche LLP and its associates is set out in note 4 to the combined financial statements.

6.	Related party transactions
     All transactions with joint ventures, which are related parties of Reed Elsevier PLC, have been disclosed in these financial statements. Key personnel are also related parties and comprise the directors of Reed Elsevier PLC. The remuneration of directors of Reed Elsevier PLC is disclosed in Item 6: Directors, Senior Management and Employees, see — “Compensation” on pages 42 to 50 and  — “Share Ownership” on pages 53 to 61.

7.	Finance income

	2005	2004
	£m	£m

Finance income from joint ventures	1	3

8.	Taxation

	2005	2004
	£m	£m

UK corporation tax	7	5

8.	Taxation – (continued)

     A reconciliation of the notional tax charge based on the applicable rate of tax to the actual total tax expense is set out below.

	2005	2004
	£m	£m

Profit before tax	242	240

Tax at applicable rate (30%)	73	72
Tax included in share of results of joint ventures	(73)	(72)
Other	7	5

Tax expense	7	5

9.	Equity dividends

	2005		2004		2005	2004
	pence		pence		£m	£m
Dividends declared in the year
Ordinary shares of 12.5 pence each
Final for prior financial year	9.6	p	8.7	p	120	110
Interim for financial year	3.7	p	3.4	p	48	43

Total	13.3	p	12.1	p	168	153

     The directors of Reed Elsevier PLC have proposed a final dividend of 10.7p (2004: 9.6p). The total cost of funding the proposed final dividends will be £137 million. No liability has been recognised at the date of the balance sheet.

	2005		2004
	pence		pence
Dividends paid and proposed relating to the financial year
Ordinary shares of 12.5 pence each
Interim (paid)	3.7	p	3.4	p
Final (proposed)	10.7	p	9.6	p

Total	14.4	p	13.0	p

10.	Earnings per ordinary share (“EPS”)

	Weighted
	average	2005
	number of
	shares	Earnings	EPS
	(millions)	£m	pence

Basic EPS	1,266.2	235	18.6	p
Diluted EPS	1,277.2	235	18.4	p

	2004

	Weighted
	average
	number of
	shares	Earnings	EPS
	(millions)	£m	pence

Basic EPS	1,264.6	235	18.6	p
Diluted EPS	1,273.1	235	18.5	p

     The diluted EPS figures are calculated after taking account of the effect of potential additional ordinary shares arising from the exercise of share options and conditional shares.

10.	Earnings per ordinary share (“EPS”) – (continued)

     The weighted average number of shares used in the diluted EPS calculations above is after deducting shares held in treasury and is derived as follows:

	2005	2004
	(millions)	(millions)

Weighted average number of shares — Basic	1,266.2	1,264.6
Weighted average number of dilutive shares under option	11.0	8.5

Weighted average number of shares — Diluted	1,277.2	1,273.1

11.	Cash flow statement
Reconciliation of administrative expenses to cash used by operations

	2005	2004
	£m	£m

Administrative expenses	(2)	(2)
Net movement in payables	—	—

Cash used by operations	(2)	(2)

Reconciliation of net funding balances due from joint ventures

	2005	2004
	£m	£m

At January 1	559	548
Cash flow	5	11

At December 31	564	559

12.	Investments in joint ventures

	2005	2004
	£m	£m

Share of results of joint ventures	252	247
Share of joint ventures’ net income/ (expense) recognised directly in equity	71	(97)
Share of joint ventures’ transfer to net profit from cash flow hedge reserve	(10)	—
Share of joint ventures’ transition adjustment on adoption of IAS39	6	—
Dividends received from joint ventures	(168)	(153)
Increase in shares held in treasury	(14)	(15)
Share of joint ventures’ recognition of share based remuneration reserve	30	31
Equalisation adjustments	(11)	(11)

Increase in the year	156	2
At January 1	334	332

At December 31	490	334

     Summarised information showing total amounts in respect of joint ventures and Reed Elsevier PLC shareholders’ 52.9% share is set out below.

			Reed Elsevier PLC
	Total joint ventures		shareholders’ share

	2005	2004	2005	2004
	£m	£m	£m	£m

Revenue	5,166	4,812	2,733	2,546
Net profit for the year	464	461	252	247

12.	Investments in joint ventures – (continued)

			Reed Elsevier PLC
	Total joint ventures		shareholders’ share

	2005	2004	2005	2004
	£m	£m	£m	£m

Total assets	9,127	7,952	4,864	4,243
Total liabilities	(7,142)	(6,275)	(4,374)	(3,909)

Net assets	1,985	1,677	490	334

Attributable to:
Joint ventures	1,970	1,664	490	334
Minority interests	15	13	—	—

Total	1,985	1,677	490	334

     The above amounts exclude assets and liabilities held directly by Reed Elsevier PLC and include the counterparty balances of amounts owed to and by other Reed Elsevier businesses. Included within Reed Elsevier PLC’s share of assets and liabilities are cash and cash equivalents of £157 million (2004: £119 million) and borrowings of £1,674 million (2004: £1,458 million) respectively.

13.	Share capital

	No. of shares	£m
Authorised
Ordinary shares of 12.5p each	1,277,013,440	160
Unclassified shares of 12.5p each	194,439,736	24

Total		184

	2005		2004

	No. of shares	£m	No. of shares	£m
Called up share capital — issued and fully paid
At January 1	1,273,674,009	159	1,271,111,509	159
Issue of ordinary shares	3,339,431	1	2,562,500	—

At December 31	1,277,013,440	160	1,273,674,009	159

     The issue of ordinary shares relates to the exercise of share options. Details of share option and conditional share schemes are set out in note 7 to the Reed Elsevier combined financial statements.

14.	Share premium

	2005	2004
	£m	£m

At January 1	974	963
Issue of ordinary shares	13	11

At December 31	987	974

15.	Shares held in treasury

	2005	2004
	£m	£m

At January 1	35	20
Purchase of shares	14	15

At December 31	49	35

     Details of shares held in treasury are provided in note 30 to the Reed Elsevier combined financial statements.

16.	Capital redemption reserve

	2005	2004
	£m	£m

At January 1 and December 31	4	4

17.	Translation reserve

	2005	2004
	£m	£m

At January 1	(64)	—
Share of joint ventures’ exchange differences on translation of foreign operations	95	(64)

At December 31	31	(64)

18.	Other reserves

	2005	2004
	£m	£m

At January 1	(158)	(235)
Share of joint ventures’ transition adjustment on adoption of IAS39	6	—

At January 1 restated	(152)	(235)
Profit attributable to ordinary shareholders	235	235
Share of joint ventures’ actuarial losses on defined benefit pension schemes	(19)	(39)
Share of joint ventures’ fair value movements on available for sale investments	2	—
Share of joint ventures’ fair value movements on cash flow hedges	(5)	—
Share of joint ventures’ tax on actuarial losses on defined benefit pension schemes	5	6
Share of joint ventures’ tax on fair value movements on cash flow hedges	(7)	—
Share of joint ventures’ transfer to net profit from hedge reserve	(10)	—
Share of joint ventures’ recognition of share based remuneration reserve	30	31
Equalisation adjustments	(2)	(3)
Equity dividends declared	(168)	(153)

At December 31	(91)	(158)

19.	Contingent liabilities
     There are contingent liabilities in respect of borrowings of 100% owned finance subsidiaries in the Reed Elsevier Group plc group and Elsevier Reed Finance BV group guaranteed by Reed Elsevier PLC as follows:

	2005	2004
	£m	£m

Fully and unconditionally guaranteed jointly and severally with Reed Elsevier NV	2,705	2,487

     Financial instruments disclosures in respect of the borrowings covered by the above guarantees are given in note 18 to the Reed Elsevier combined financial statements.

20.	Reconciliations to previous GAAP
     The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”). The adoption of these standards has resulted in changes to the accounting policies previously applied under UK GAAP (“previous GAAP”) for the year ended December 31, 2004. The effect of differences to previous GAAP on net profit for the year ended December 31, 2004 and shareholders’ equity, as at that date are summarised below.

			2004
			£m
	Note
Profit attributable to ordinary shareholders under previous GAAP			152
Adjustments:
Share of IFRS adjustments in joint ventures	(i	)	83

Profit attributable to ordinary shareholders under IFRS			235

			2004
			£m
	Note
Shareholders’ equity under previous GAAP			1,199
Adjustments:
Share of IFRS adjustments in joint ventures	(i	)	(439)
Dividends	(ii	)	120

Shareholders’ equity under IFRS			880

(i)	Details on the IFRS adjustments made to the Reed Elsevier combined figures are presented in note 34 to the combined financial statements.

(ii)	Reversal of proposed dividends not declared by December 31, 2004.
     Under IFRS the carrying value of investments in joint ventures and external payables at December 31, 2004 were £439 million and £120 million lower respectively, compared to the figures reported under previous GAAP.
     As at the IFRS transition date of January 1, 2004, shareholders’ equity was £417 million lower under IFRS than under previous GAAP due to the share of IFRS adjustments in joint ventures of £527 million and the reversal of proposed dividends of £110 million.

21.	Post Balance Sheet Event
     On February 14, 2006, Reed Elsevier Group plc declared a dividend to Reed Elsevier PLC of £150 million.
22.    US accounting information
Summary of the principal differences between IFRS and US GAAP
     The consolidated financial statements are prepared in accordance with IFRS, which differs in certain significant respects from US GAAP. The effect of material differences on net income and shareholders’ equity is shown in the following tables and explained below.
Effects on net income of material differences between IFRS and US GAAP

			2005		2004
			£m		£m
	Note
Net income as reported under IFRS			235		235
Impact of US GAAP adjustments to combined financial statements	(i	)	(47)		(22)

Net income under US GAAP			188		213

Basic earnings per ordinary share under US GAAP (pence)			14.8	p	16.8	p

Diluted earnings per ordinary share under US GAAP (pence)			14.7	p	16.7	p

     Net income under US GAAP has been restated to reflect Reed Elsevier PLC’s share of the additional charge recorded in the combined financial statements in respect of the adoption of SFAS 123(R) — Share-Based Payment, which requires an expense to be recorded based on the fair value at the date of grant and a deferred tax asset to be

22.    US accounting information – (continued)
recorded based on the cumulative charge to income in respect of outstanding awards. Net income, basic earnings per share and diluted earnings per share in 2004 are lower than previously reported by £16 million, 1.3p and 1.3p respectively.
Effects on shareholders’ equity of material differences between IFRS and US GAAP

			2005	2004
			£m	£m
	Note
Shareholders’ equity as reported under IFRS			1,042	880
Impact of US GAAP adjustments to combined financial statements	(i	)	948	935

Shareholders’ equity under US GAAP			1,990	1,815

     Shareholders’ equity under US GAAP has been restated to reflect Reed Elsevier PLC’s share of the restatement recorded in the combined financial statements in respect of the adoption of SFAS 123(R) — Share-Based Payment. Shareholders’ equity at December 31, 2004 is £32 million higher than the amount previously stated.
(i) Impact of US GAAP adjustments to combined financial statements
     Reed Elsevier PLC accounts for its shareholders’ 52.9% economic interest in the Reed Elsevier combined businesses, before the effect of tax credit equalisation, by the equity method in conformity with IFRS which is similar to the equity method in US GAAP. Using the equity method to present its net income and shareholders’ equity under US GAAP, Reed Elsevier PLC reflects its shareholders’ 52.9% share of the effects of differences between IFRS and US GAAP relating to the combined businesses as a single reconciling item. The most significant differences relate to the carrying values of goodwill and intangibles, pensions, derivative financial instruments and deferred taxes. A more complete explanation of the accounting policies used by the Reed Elsevier combined businesses and the differences between IFRS and US GAAP is given in note 35 to the Reed Elsevier combined financial statements.
Presentation and classification differences
Comprehensive Income information
     SFAS 130: Reporting Comprehensive Income requires that all items that are required to be recognised as components of comprehensive income under US GAAP are reported in a separate financial statement. Under US GAAP, comprehensive income for 2005 would be £313 million (2004: £111 million). Under US GAAP, comprehensive income per share for 2005 would be 24.7p (2004: 8.8p). Comprehensive income under US GAAP comprises net income for the financial year, share of the other comprehensive income items arising in the combined businesses, equalisation and exchange translation differences.

REED ELSEVIER NV
CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
     To the members of the Supervisory and Executive Boards and the shareholders of Reed Elsevier NV:
     We have audited the accompanying consolidated balance sheets of Reed Elsevier NV (the “Company”) as at December 31, 2005 and 2004, and the related consolidated statements of income, cash flows, recognised income and expense and reconciliation of shareholders’ equity for each of the two years in the period ended December 31, 2005. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
     We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Accordingly, we express no such opinion. Our audits included consideration of the Company’s’ internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and 2004, and the results of its operations and cash flows for each of the two years in the period ended December 31, 2005, in conformity with International Financial Reporting Standards as adopted by the European Union.
     International Financial Reporting Standards vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 21 to the consolidated financial statements.
     As discussed in Note 21 the accompanying 2004 financial statements have been restated for the impact of adopting Statement of Financial Accounting Standards No. 123(R) — Share-based payment.
J. Hopmans
DELOITTE ACCOUNTANTS B.V.
Amsterdam, The Netherlands
February 15, 2006

REED ELSEVIER NV
CONSOLIDATED INCOME STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2005

		2005	2004
		€m	€m
	Note
Administrative expenses	3	(3)	(3)
Share of results of joint ventures	11	339	339

Operating profit		336	336
Finance income	6	2	2

Profit before tax		338	338
Taxation	7	—	—

Profit attributable to ordinary shareholders		338	338

		2005	2004
	Note
Earnings per ordinary share (EPS)
Basic EPS	9	€0.43	€0.43
Diluted EPS	9	€0.43	€0.43

The accompanying notes on pages F-77 to F-84 are an integral part of these group financial statements

REED ELSEVIER NV
CONSOLIDATED CASH FLOW STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2005

		2005	2004
		€m	€m
	Note
Cash flows from operating activities
Cash used by operations	10	(5)	(3)
Interest received		1	1
Tax received/(paid)		2	(5)

Net cash flow from operating activities		(2)	(7)

Dividends received from joint ventures		189	220
Cash flows from financing activities
Equity dividends paid	8	(245)	(229)
Proceeds on issue of ordinary shares		18	14
Decrease in net funding balances due from joint ventures	10	16	20

Net cash flow from financing activities		(211)	(195)

(Decrease)/increase in cash and cash equivalents		(24)	18

The accompanying notes on pages F-77 to F-84 are an integral part of these group financial statements

REED ELSEVIER NV
CONSOLIDATED BALANCE SHEET
AS AT DECEMBER 31, 2005

		2005	2004
		€m	€m
	Note
Non-current assets
Investments in joint ventures	11	1,487	1,183
Current assets
Amounts due from joint ventures:
Funding		14	30
Other		8	7
Cash and cash equivalents		1	25

		23	62

Total assets		1,510	1,245

Current liabilities
Payables	12	8	10
Taxation		6	4

		14	14

Non-current liabilities
Taxation		58	58

Total liabilities		72	72

Net assets		1,438	1,173

Capital and reserves
Share capital issued	13	47	47
Paid-in surplus	14	1,495	1,477
Shares held in treasury	15	(68)	(47)
Translation reserve	16	76	(98)
Other reserves	17	(112)	(206)

Total equity		1,438	1,173

The accompanying notes on pages F-77 to F-84 are an integral part of these consolidated financial statements

REED ELSEVIER NV
CONSOLIDATED STATEMENT OF TOTAL RECOGNISED INCOME AND EXPENSE
FOR THE YEAR ENDED DECEMBER 31, 2005

	2005	2004
	€m	€m

Profit attributable to ordinary shareholders	338	338
Share of joint ventures’ net income/(expense) recognised directly in equity	138	(144)
Share of joint ventures’ transfer to net profit from hedge reserve	(14)	—

Total recognised income and expense for the year	462	194

Share of joint ventures’ transition adjustment on adoption of IAS 39	8	—

REED ELSEVIER NV
CONSOLIDATED RECONCILIATION OF SHAREHOLDERS’ EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2005

		2005	2004
		€m	€m
	Note
Total recognised net income		462	194
Equity dividends declared	8	(245)	(229)
Issue of ordinary shares, net of expenses		18	14
Increase in shares held in treasury		(20)	(22)
Share of joint ventures’ recognition of share based remuneration reserve		42	44
Equalisation adjustments		—	3

Net increase in shareholders’ equity		257	4
Shareholders’ equity at January 1		1,173	1,169
Share of joint ventures’ transition adjustment on adoption of IAS39		8	—

Shareholders’ equity at December 31		1,438	1,173

The accompanying notes on pages F-77 to F-84 are an integral part of these consolidated financial statements

REED ELSEVIER NV
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
1.    Basis of financial statements
     These consolidated financial statements report the consolidated income statement, cash flow and financial position of Reed Elsevier NV and are presented using the equity method. The consolidated financial statements have been prepared under the historical cost convention. These principles differ in certain significant respects from US GAAP; see note 21.
     The transition date for the application of IFRS is January 1, 2004, other than in respect of IAS39 where the transition date is January 1, 2005, and the comparative figures for December 31, 2004 have been restated accordingly. Reconciliations of net income and equity for the comparative period from previously applied UK GAAP to IFRS are presented in note 19.
     Unless otherwise indicated, all amounts shown in the consolidated financial statements are stated in euros (“€”). Certain disclosures required to comply with Dutch statutory reporting requirements have been omitted.
     As permitted for first time application of IFRS, only two years of IFRS information has been presented.
     The Reed Elsevier combined financial statements on pages F-3 to F-54 form an integral part of the notes to Reed Elsevier NV’s consolidated financial statements.
     As a consequence of the merger of the company’s businesses with those of Reed Elsevier PLC, the shareholders of Reed Elsevier NV and Reed Elsevier PLC can be regarded as having the interests of a single economic group, enjoying substantially equivalent ordinary dividend and capital rights in the earnings and net assets of the Reed Elsevier combined businesses.
2.    Accounting policies
     Reed Elsevier NV’s consolidated financial statements are presented incorporating Reed Elsevier NV’s investments in the Reed Elsevier combined businesses accounted for using the equity method, as adjusted for the effects of the equalisation arrangement between Reed Elsevier NV and Reed Elsevier PLC. The arrangement lays down the distribution of dividends and net assets in such a way that Reed Elsevier NV’s share in the profit and net assets of the Reed Elsevier combined businesses equals 50%, with all settlements accruing to shareholders from the equalisation arrangements taken directly to reserves.
     Because the dividend paid to shareholders by Reed Elsevier NV is equivalent to the Reed Elsevier PLC dividend plus the UK tax credit received by certain Reed Elsevier PLC shareholders, Reed Elsevier NV normally distributes a higher proportion of the combined profit attributable than Reed Elsevier PLC. Reed Elsevier PLC’s share in this difference in dividend distributions is settled with Reed Elsevier NV and is credited directly to consolidated reserves under equalisation. Reed Elsevier NV can pay a nominal dividend on its R-shares held by Reed Elsevier PLC that is lower than the dividend on the ordinary shares. Equally, Reed Elsevier NV has the possibility to receive dividends directly from Dutch affiliates. Reed Elsevier PLC is compensated by direct dividend payments by Reed Elsevier Group plc. The settlements flowing from these arrangements are also taken directly to consolidated reserves under equalisation.
Combined financial statements
     The accounting policies adopted in the preparation of the combined financial statements are set out on pages F-10 to F-14.
Basis of valuation of assets and liabilities
     Reed Elsevier NV’s 50% economic interest in the net assets of the combined businesses has been shown on the consolidated balance sheet as investments in joint ventures, net of the assets and liabilities reported as part of Reed Elsevier NV. Joint ventures are accounted for using the equity method.
     Cash and cash equivalents are stated at fair value. Other assets and liabilities are stated at historical cost, less provision, if appropriate, for any impairment in value.
Foreign exchange translation
     Transactions in foreign currencies are recorded at the rate of exchange prevailing on the date of the transaction. At each balance sheet date, monetary assets and liabilities that are denominated in foreign currencies are retranslated at the rate prevailing on the balance sheet date. Exchange differences arising are recorded in the income statement. The gains or losses relating to the retranslation of Reed Elsevier NV’s 50% interest in the net assets of the combined businesses are classified as equity and transferred to the translation reserve.

2.    Accounting policies – (continued)
     Cumulative translation differences are recognised within the income statement in the period in which operations are disposed of.
     As permitted under the transaction rules of IFRS1 — First Time Adoption of International Financial Reporting Standards, cumulative translation differences in respect of foreign operations have been deemed to be nil at the date of transition.
Taxation
     The tax expense represents the sum of the tax payable on the current year taxable profits and the movements on deferred tax that are recognised in the income statement. Tax arising in joint ventures is included in the share of results of joint ventures.
     The tax payable on current year taxable profits is calculated using the applicable tax rate that has been enacted, or substantively enacted, by the balance sheet date.
     Deferred tax is the tax arising on differences between the carrying amounts of assets and liabilities in the financial statements and their corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised.
     Deferred tax is calculated using tax rates that are expected to apply in the period when the liability is settled or the asset is realised.

3.	Administrative expenses
     Administrative expenses are stated after the gross remuneration for present and former directors of Reed Elsevier NV in respect of services rendered to Reed Elsevier NV and the combined businesses. Fees for members of the Supervisory Board of Reed Elsevier NV of €0.2 million (2004: €0.2 million) are included in gross remuneration. In so far as gross remuneration is related to services rendered to Reed Elsevier Group plc group and Elsevier Reed Finance BV group, it is borne by these groups. Reed Elsevier NV has no employees (2004: nil).

4.	Auditors’ remuneration
     Audit fees payable by Reed Elsevier NV were €46,000 (2004: €46,000). Further information on the audit and non-audit fees paid by the Reed Elsevier combined businesses to Deloitte Accountants, B.V. and its associates is set out in note 4 to the combined financial statements.

5.	Related party transactions
     All transactions with joint ventures, which are related parties of Reed Elsevier NV, have been disclosed in these financial statements. Key personnel are also related parties and comprise the directors of Reed Elsevier NV. The remuneration of directors of Reed Elsevier NV is disclosed in Item 6. Directors, Senior Management and Employees, see “— Compensation” on pages 42 to 50 and “— Share ownership” on pages 53 to 61.

6.	Finance income

	2005	2004
	€m	€m

Finance income from joint ventures	2	2

7.	Taxation
     A reconciliation of the notional tax charge based on the applicable rate of tax to the actual total tax expense is set out below.

	2005	2004
	€m	€m

Profit before tax	338	338

Tax at applicable rate 31.5% (2004: 34.5%)	106	117
Tax included in share of results of joint ventures	(106)	(117)

Tax expense	—	—

8.	Equity dividends

	2005	2004	2005	2004
	€	€	€	€
Dividends declared in the year
Ordinary shares of €0.06 each
Final for prior financial year	€0.240	€0.220	177	162
Interim for financial year	€0.092	€0.090	68	67
R-shares of €0.60 each	—	—	—	—

Total	€0.332	€0.310	245	229

     The directors of Reed Elsevier NV have proposed a final dividend of €0.267 (2004: €0.240). The total cost of funding the proposed final dividends will be €198 million. No liability has been recognised at the date of the balance sheet.

	2005	2004
	€	€
Dividends paid and proposed relating to the financial year
Ordinary shares of €0.06 each
Interim (paid)	€0.092	€0.090
Final (proposed)	€0.267	€0.240
R-Shares of €0.60 each	—	—

Total	€0.359	€0.330

9.	Earnings per ordinary share (“EPS”)

	2005
	Weighted
	average
	number of
	shares	Earnings	EPS
	(millions)	€m	€

Basic EPS	783.3	338	€0.43
Diluted EPS	789.9	338	€0.43

	2004
	Weighted
	average
	number of
	shares	Earnings	EPS
	(millions)	€m	€

Basic EPS	783.3	338	€0.43
Diluted EPS	787.9	338	€0.43

9.	Earnings per ordinary share (“EPS”) – (continued)

     The diluted EPS figures are calculated after taking account of the effect of potential ordinary shares arising from share options and conditional shares.
     The weighted average number of shares used in the calculation of diluted EPS is after deducting shares held in treasury and is derived as follows:

	2005	2004
	(millions)	(millions)

Weighted average number of shares — Basic	783.3	783.3
Weighted average number of dilutive shares under options	6.6	4.6

Weighted average number of shares — Diluted	789.9	787.9

10.	Cash flow statement
Reconciliation of administrative expenses to cash used by operations

	2005	2004
	€m	€m

Administrative expenses	(3)	(3)
Decrease in payables	(2)	—

Cash used by operations	(5)	(3)

Reconciliation of net funding balances due from joint ventures

	2005	2004
	€m	€m

At January 1	30	50
Cash flow	(16)	(20)

At December 31	14	30

11.	Investments in joint ventures

	2005	2004
	€m	€m

Share of results of joint ventures	339	339
Share of joint ventures’ net income/(expense) recognised directly in equity	138	(144)
Share of joint ventures’ transfer to net profit from cash flow hedge reserve	(14)	—
Share of joint ventures’ transition adjustment on adoption of IAS39	8	—
Dividends received from joint ventures	(189)	(220)
Increase in shares held in treasury	(20)	(22)
Share of joint ventures’ recognition of share based remuneration reserve	42	44
Equalisation adjustments	—	3

Increase in the year	304	—
At January 1	1,183	1,183

At December 31	1,487	1,183

11.	Investments in joint ventures – (continued)

     Summarised information showing total amounts in respect of joint ventures and Reed Elsevier NV’s 50% share is set out below:

	Total joint ventures		Reed Elsevier NV share

	2005	2004	2005	2004
	€m	€m	€m	€m

Revenue	7,542	7,074	3,771	3,537
Net profit for the year	677	678	339	339

	Total joint ventures		Reed Elsevier NV share

	2005	2004	2005	2004
	€m	€m	€m	€m

Total assets	13,325	11,213	6,662	5,582
Total liabilities	(10,427)	(8,847)	(5,175)	(4,399)

Net assets	2,898	2,366	1,487	1,183

Attributable to:
Joint ventures	2,876	2,346	1,487	1,183
Minority interests	22	20	—	—

Total	2,898	2,366	1,487	1,183

     The above amounts exclude assets and liabilities held directly by Reed Elsevier NV and include the counterparty balances owed to and by other Reed Elsevier businesses. Included within Reed Elsevier NV’s share of assets and liabilities are cash and cash equivalents of €215 million (2004: €134 million) and borrowings of €2,303 million (2004: €1,937 million).

12.	Payables
     Included within payables are employee convertible debenture loans of €7 million (2004: €7 million) with a weighted average interest rate of 4.74% (2004: 4.90%). Depending on the conversion terms, the surrender of €227 or €200 par value debenture loans qualifies for the acquisition of 50 Reed Elsevier NV ordinary shares.

13.	Share capital
Authorised

	No. of shares	€m

Ordinary shares of €0.06 each	2,100,000,000	126
Unclassified shares of €0.60 each	30,000,000	18

Total		144

Issued and fully paid

		Ordinary		Ordinary
	R-shares	shares	R-shares	shares	Total
	Number	Number	€m	€m	€m

At January 1, 2004	4,679,249	738,760,906	3	44	47
Issue of ordinary shares	—	1,329,694	—	—	—

At January 1, 2005	4,679,249	740,090,600	3	44	47
Issue of ordinary shares	—	1,714,630	—	—	—

At December 31, 2005	4,679,249	741,805,230	3	44	47

13.	Share capital – (continued)

     The R-shares are held by a subsidiary company of Reed Elsevier PLC. The R-shares are convertible at the election of the holders into ten ordinary shares each. They have otherwise the same rights as the ordinary shares, except that Reed Elsevier NV may pay a lower dividend on the R-shares.

14.	Paid-in surplus

	2005	2004
	€m	€m

At January 1	1,477	1,463
Issue of ordinary shares	18	14

At December 31	1,495	1,477

     Within paid-in surplus, an amount of €1,318 million (2004: €1,300 million) is free of tax.
     The issue of ordinary shares relates to the exercise of share options. Details of share option and conditional share schemes are set out in note 7 to the Reed Elsevier combined financial statements.

15.	Shares held in treasury

	2005	2004
	€m	€m

At January 1	47	27
Purchase of shares	20	22
Exchange translation differences	1	(2)

At December 31	68	47

     Details of shares held in treasury are provided in note 30 to the Reed Elsevier combined financial statements.

16.	Translation reserve

	2005	2004
	€m	€m

At January 1	(98)	—
Share of joint ventures’ exchange differences on translation of foreign operations	174	(98)

At December 31	76	(98)

17.	Other reserves

	2005	2004
	€m	€m

At January 1	(206)	(316)
Share of joint ventures’ transition adjustment on adoption of IAS39	8	—

At January 1 as restated	(198)	(316)
Profit attributable to ordinary shareholders	338	338
Share of joint ventures’ actuarial losses on defined benefit pension schemes	(27)	(55)
Share of joint ventures’ fair value movements on available for sale investments	2	—
Share of joint ventures’ fair value movements on cash flow hedges	(8)	—
Share of joint ventures’ tax on actuarial losses on defined benefit pension schemes	8	9
Share of joint ventures’ tax on fair value movements on cash flow hedges	(10)	—
Share of joint ventures’ transfer to net profit from hedge reserve	(14)	—
Share of joint ventures’ recognition of share based remuneration	42	44
Equalisation adjustments	—	3
Equity dividends declared	(245)	(229)

At December 31	(112)	(206)

18.	Contingent liabilities
     There are contingent liabilities in respect of borrowings of 100% owned finance subsidiaries in the Reed Elsevier Group plc group and Elsevier Reed Finance BV group guaranteed by Reed Elsevier NV as follows:

	2005	2004
	€m	€m

Fully and unconditionally guaranteed jointly and severally with Reed Elsevier PLC	3,949	3,519

     Financial instruments disclosures in respect of the borrowings covered by the above guarantees are given in note 18 to the Reed Elsevier combined financial statements.

19.	Reconciliations to previous GAAP
     The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”). The adoption of these standards has resulted in changes to the accounting policies previously applied under UK GAAP (“previous GAAP”) for the year ended December 31, 2004. The effects of differences to previous GAAP on net profit for the year ended December 31, 2004 and shareholders’ equity as at that date are summarised below.

			2004
			€m
	Note
Profit attributable to ordinary shareholders under previous GAAP			223
Adjustments:
Share of IFRS adjustments in joint ventures	(i	)	115

Profit attributable to ordinary shareholders under IFRS			338

			2004
			€m
	Note
Shareholders’ equity under previous GAAP			1,598
Adjustments:
Share of IFRS adjustments in joint ventures	(i	)	(602)
Dividends	(ii	)	177

Shareholders’ equity under IFRS			1,173

(i)	Details of the IFRS adjustments made to the Reed Elsevier combined figures are presented in note 34 to the combined financial statements.

(ii)	Reversal of proposed dividends, not declared by December 31, 2004.
     Under IFRS the carrying value of investments in joint ventures and external payables at December 31, 2004 were €602 million and €177 million lower respectively, compared to the figures reported under previous GAAP.
     As at the IFRS transition date of January 1, 2004, shareholders’ equity was €559 million lower under IFRS than under previous GAAP due to the share of IFRS adjustments in joint ventures of €721 million and the reversal of proposed dividends of €162 million.

20.	Post balance sheet event
     On February 14, 2006, Reed Elsevier Group plc declared a dividend payable to Reed Elsevier  NV of €218 million.

21.	US accounting information
Summary of the principal differences between IFRS and US GAAP
     The consolidated financial statements are prepared in accordance with IFRS, which differs in certain significant respects from US GAAP. The effect of material differences on net income and shareholders’ equity is shown in the following tables and explained below.

21.	US accounting information — (continued)

Effects on net income of material differences between IFRS and US GAAP

			2005	2004
	Note		€m	€m

Net income as reported under IFRS			338	338
Impact of US GAAP adjustments to combined financial statements	(i	)	(51)	(18)

Net income under US GAAP			287	320

Basic earnings per share under US GAAP			€0.37	€0.41

Diluted earnings per share under US GAAP			€0.36	€0.41

     Net income under US GAAP has been restated to reflect Reed Elsevier NV’s share of the additional charge recorded in the combined financial statements in respect of the adoption of SFAS123(R) — Share-Based Payment, which requires an expense to be recorded based on the fair value at the date of grant and a deferred tax asset to be recorded based on the cumulative charge to income in respect of outstanding awards. Net income, basic earnings per share and diluted earnings per share in 2004 are lower than previously reported by €22 million, €0.03 and €0.02 respectively.
Effects on shareholders’ equity of material differences between IFRS and US GAAP

			2005	2004
	Note		€m	€m

Shareholders’ equity as reported under IFRS			1,438	1,173
Impact of US GAAP adjustments to combined financial statements	(i	)	1,309	1,246

Shareholders’ equity under US GAAP			2,747	2,419

     Shareholders’ equity under US GAAP has been restated to reflect Reed Elsevier NV’s share of the restatement recorded in the combined financial statements in respect of the adoption of SFAS123(R) — Share-Based Payment. Shareholders’ equity at December 31, 2004 is €43 million higher than the amount previously stated.

(i)	Impact of US GAAP adjustments to combined financial statements
     Reed Elsevier NV accounts for its 50% economic interest in the Reed Elsevier combined businesses, before the effect of tax credit equalisation, by the equity method in conformity with IFRS which is similar to the equity method in US GAAP. Using the equity method to present its net income and shareholders’ equity under US GAAP, Reed Elsevier NV reflects its 50% share of the effects of differences between IFRS and US GAAP relating to the combined businesses as a single reconciling item. The most significant differences relate to the carrying values of goodwill and intangibles, pensions, derivative financial instruments and deferred taxes. A more complete explanation of the accounting policies used by the Reed Elsevier combined businesses and the differences between IFRS and US GAAP is given in note 35 to the Reed Elsevier combined financial statements.
Presentation and classification differences
Comprehensive Income information
     SFAS130: Reporting Comprehensive Income requires that all items that are required to be recognised as components of comprehensive income under US GAAP are reported in a separate financial statement. Under US GAAP, comprehensive income for 2005 would be €533 million (2004: €156 million). Under US GAAP, comprehensive income per share for 2005 would be €0.68 (2004: €0.20). Comprehensive income under US GAAP comprises net income for the financial year, share of the other comprehensive income items arising in the combined businesses, equalisation and exchange translation differences.

GLOSSARY OF TERMS

Terms used in Annual Report on Form 20-F	US equivalent or brief description

Accruals	Accrued expenses

Adjusted operating profit	Operating profit before amortisation of acquired intangible assets and acquisition integration costs and grossed up to exclude the equity share of taxes in joint ventures, presented in accordance with SFAS131: Disclosures about Segments of an Enterprise and Related Information

Allotted	Issued

Associate	An entity in which Reed Elsevier has a participating interest and, in the opinion of the directors, can exercise significant influence on its management

Bank borrowings	Payable to banks

Called up share capital	Issued share capital

Capital allowances	Tax term equivalent to US tax depreciation allowances

Capital and reserves	Shareholders’ equity

Combined businesses	Reed Elsevier PLC, Reed Elsevier NV, Reed Elsevier Group plc and Elsevier Reed Finance BV and their respective subsidiaries, associates and joint ventures

Current instalments of loans	Long term debt due within one year

EPS	Earnings per ordinary share

Finance lease	Capital lease

Investments	Non-current investments

Freehold	Ownership with absolute rights in perpetuity

Interest receivable	Interest income

Interest payable	Interest expense

Net cash acquired	Cash less debt acquired with a business

Prepayments	Prepaid expenses

Previous UK GAAP	Generally accepted accounting principles applicable in the United Kingdom for the 2004 financial year

Profit	Income

Profit attributable	Net income

Reed Elsevier	Reed Elsevier PLC, Reed Elsevier NV, Reed Elsevier Group plc and Elsevier Reed Finance BV and their respective subsidiaries, associates and joint ventures

Shareholders’ equity	Shareholders’ funds

Share premium account	Premiums paid in excess of par value of ordinary shares

Revenue	Sales

Underlying growth	The year on year growth calculated excluding the effects of acquisitions, disposals and the impact of currency translation

ITEM 19: EXHIBITS
Exhibits filed as part of this annual report

1.1	Memorandum and Articles of Association of Reed Elsevier PLC (incorporated by reference from Exhibit 1.1 to the 2002 Annual Report on Form 20-F filed with the SEC on March 10, 2003)

1.2	Articles of Association of Reed Elsevier NV

1.3	Governing Agreement, dated April 15, 1999 between Reed International P.L.C. and Elsevier NV (incorporated by reference from Exhibit 3.3 to the 2000 Annual Report on Form 20-F filed with the SEC on March 13, 2001)

1.4	RHBV Agreement, dated December 23, 1992 among Elsevier NV and Reed Holding B.V. (incorporated by reference from Exhibit 1.4 to the 2002 Annual Report on Form 20-F filed with the SEC on March 10, 2003)

2.1	Indenture, dated as of May 9, 1995, among Reed Elsevier Capital, Reed International P.L.C., Elsevier NV and The Chase Manhattan Bank (incorporated by reference from Exhibit 4(a) to the Registration Statement on Form F-3 filed with the SEC on April 1, 1997)

2.2	First Supplemental Indenture, dated as of March 6, 1998, among Reed Elsevier Capital, Reed International P.L.C., Elsevier NV, Elsevier I BV and The Chase Manhattan Bank (incorporated by reference from Exhibit 4(b) to Amendment No. l to the Registration Statement on Form F-3 filed with the SEC on April 16, 2001 (the “2001 Form F-3 Registration Statement”))

2.3	Second Supplemental Indenture, dated as of June 3, 1998, among Reed Elsevier Capital, Reed International P.L.C., Elsevier NV, Elsevier I BV and The Chase Manhattan Bank (incorporated by reference from Exhibit 4(c) to the 2001 Form F-3 Registration Statement)

2.4	Third Supplemental Indenture, dated as of February 21, 2001, among Reed Elsevier Capital, Reed International P.L.C., Elsevier NV and The Chase Manhattan Bank (incorporated by reference from Exhibit 4(d) to the 2001 Form F-3 Registration Statement)

2.5	Fourth Supplemental Indenture, dated as of July 31, 2001, among Reed Elsevier Capital, Reed International P.L.C., Elsevier NV and The Chase Manhattan Bank (incorporated by reference from Exhibit 2.5 to the 2002 Annual Report on Form 20-F filed with the SEC on March 10, 2003)

4.1	Agreement and Plan of Merger, dated October 27, 2000, among Reed Elsevier Inc., REH Mergersub Inc. and Harcourt General, Inc. (incorporated by reference from Exhibit 10.11 to the Registration Statement on Form F-3 filed with the SEC on November 29, 2000 (the “2000 Form F-3 Registration Statement”)

4.2	Sale and Purchase Agreement, dated October 27, 2000, between Reed Elsevier Inc. and The Thomson Corporation (incorporated by reference from Exhibit 10.13 to the 2000 Form F-3 Registration Statement)

4.3	Reed Elsevier Group plc Share Option Scheme (incorporated by reference from Exhibit 4.3 to the 2003 Annual Report on Form 20-F filed with the SEC on March 15, 2004)

4.4	Reed Elsevier Group plc Long Term Incentive Share Option Scheme (incorporated by reference from Exhibit 4.3 to the 2003 Annual Report on Form 20-F filed with the SEC on March 15, 2004)

4.5	Reed Elsevier Group plc Bonus Investment Plan (incorporated by reference from Exhibit 4.3 to the 2003 Annual Report on Form 20-F filed with the SEC on March 15, 2004)

4.6	Reed Elsevier Group plc Bonus Investment Plan (2002) (incorporated by reference from Exhibit 4.3 to the 2003 Annual Report on Form 20-F filed with the SEC on March 15, 2004)

4.7	Reed Elsevier Group plc Executive Share Option Schemes (No. 2) (incorporated by reference from Exhibit 4.3 to the 2003 Annual Report on Form 20-F filed with the SEC on March 15, 2004)

4.8	Reed Elsevier Group plc Executive UK and Overseas Share Option Schemes (incorporated by reference from Exhibit 10.6 to the 2000 Form F-3 Registration Statement)

4.9	Reed Elsevier Group plc Senior Executive Long Term Incentive Scheme (incorporated by reference from Exhibit 10.7 to the 2000 Form F-3 Registration Statement)

4.10	Reed Elsevier Group plc Retention Share Plan (incorporated by reference from exhibit 4.10 to the 2004 Form 20-F filed with the SEC on March 14, 2005)

4.11	Reed Elsevier US Salary Investment Plan (incorporated by reference from Exhibit 4.10 to the Registration Statement on Form S-8 filed with the SEC on October 2, 2000)

4.12	Deposit Agreement, dated as of October 27, 2003, among Reed Elsevier PLC, The Bank of New York and all holders from time to time of American Depositary Receipts (incorporated by reference from Exhibit (a)(1) to Amendment No. 1 to the Registration Statement on Form F-6 filed by Reed Elsevier PLC with the SEC on October 17, 2003)

4.13	Deposit Agreement, dated as of October 27, 2003, among Reed Elsevier NV, The Bank of New York and all holders from time to time of American Depositary Receipts (incorporated by reference from Exhibit (a)(1) to Amendment No. 1 to the Registration Statement on Form F-6 filed by Reed Elsevier NV with the SEC on October 17, 2003)

8 .	List of significant subsidiaries, associates, joint ventures and business units

12.1	Certification Pursuant to Section 302 of Sarbanes-Oxley Act of 2002, by the Chief Executive Officer of Reed Elsevier PLC

12.2	Certification Pursuant to Section 302 of Sarbanes-Oxley Act of 2002, by the Chief Financial Officer of Reed Elsevier PLC

12.3	Certification Pursuant to Section 302 of Sarbanes-Oxley Act of 2002, by the Chief Executive Officer of Reed Elsevier NV

12.4	Certification Pursuant to Section 302 of Sarbanes-Oxley Act of 2002, by the Chief Financial Officer of Reed Elsevier NV

13.1	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, by the Chief Executive Officer of Reed Elsevier PLC

13.2	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, by the Chief Financial Officer of Reed Elsevier PLC

13.3	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, by the Chief Executive Officer of Reed Elsevier NV

13.4	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, by the Chief Financial Officer of Reed Elsevier NV

14.1	Independent Registered Public Accounting Firm’s Consent — Reed Elsevier Combined Financial Statements

14.2	Independent Registered Public Accounting Firm’s Consent — Reed Elsevier PLC Consolidated Financial Statements

14.3	Independent Registered Public Accounting Firm’s Consent — Reed Elsevier NV Consolidated Financial Statements

15 .	Statement of compliance with New York Stock Exchange Corporate Governance Rules
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

SIGNATURES
     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, each of the Registrants certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorised, on March 16, 2006.

REED ELSEVIER PLC Registrant	REED ELSEVIER NV Registrant

By: /s/ SIR CRISPIN DAVIS Sir Crispin Davis Chief Executive Officer	By: /s/ SIR CRISPIN DAVIS Sir Crispin Davis Member, Executive Board & Chief Executive Officer

By: /s/ M H ARMOUR M H Armour Chief Financial Officer	By: /s/ M H ARMOUR M H Armour Member, Executive Board & Chief Financial Officer

Dated: March 16, 2006	Dated: March 16, 2006

S-1