Form 20-F
period 2006-12-31
REED ELSEVIER PLC; REED ELSEVIER NV
filed 2007-03-22
CIK 929869, 929872

As filed with the Securities and Exchange Commission on March 22, 2007

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)
☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
Or
☑ ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006
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

Indicate the number of outstanding shares of each of the issuers’ classes of capital or common stock as of December 31, 2006:

Number of outstanding shares
Reed Elsevier PLC:
Ordinary shares of 12.5p each	1,287,364,048
Reed Elsevier NV:
Ordinary shares of €0.06 each	748,597,124
R-shares of €0.60 each (held by a subsidiary of Reed Elsevier PLC)	4,679,249

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
Item 17         ☐                   Item 18         ☑
If this is an annual report, indicate by check mark whether the registrants are shell companies (as defined in Rule 12b-2 of the Exchange Act):
Yes                ☐                    No                ☑

		Page

PART II
ITEM 13:	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	N/A
ITEM 14:	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	N/A
ITEM 15:	CONTROLS AND PROCEDURES	75
ITEM 16A:	AUDIT COMMITTEE FINANCIAL EXPERT	78
ITEM 16B:	CODES OF ETHICS	78
ITEM 16C:	PRINCIPAL ACCOUNTANT FEES AND SERVICES	78
ITEM 16D:	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES	79
ITEM 16E:	PURCHASES OF EQUITY SECURITIES BY THE ISSUERS AND AFFILIATED PURCHASERS	79

PART III
ITEM 17:	FINANCIAL STATEMENTS*	80
ITEM 18:	FINANCIAL STATEMENTS	F-1
ITEM 19:	EXHIBITS	F-92
EX-4.9
EX-4.11
EX-8
EX-12.1
EX-12.2
EX-12.3
EX-12.4
EX-13.1
EX-13.2
EX-13.3
EX-13.4
EX-15.1
EX-15.2
EX-15.3
EX-15.4
EX-15.5
EX-15.6

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
     Important factors that could cause actual results to differ materially from estimates or forecasts contained in the forward looking statements include, among others:

•	general economic and business conditions;

•	exchange rate fluctuations;

•	the impact of technological change, including the impact of electronic or other distribution formats, on our businesses;

•	competitive factors in the industries in which we operate;

•	demand for our products and services;

•	uncertainties as to whether our strategies and business plans will produce the expected returns;

•	changes in the market values of defined benefit pension scheme assets and in the market related assumptions used to value scheme liabilities;

•	significant failures or interruptions of our electronic delivery platforms;

•	breaches of our data security systems or other unauthorised access to our databases;

•	our ability to maintain high quality management;

•	changes in law and legal interpretation affecting our intellectual property rights and internet communications;

•	legislative, fiscal and regulatory developments and political risks;

•	requirements or actions of anti-trust authorities;

•	changes in the seasonal and cyclical nature of the markets for our products and services;

•	changes in, and the timing of, public funding and spending by schools, academic institutions and states;

•	disruption to our business or markets arising from natural disasters, international security or public health concerns and acts of terrorism or war; and

•	other risks referenced from time to time in the filings of Reed Elsevier PLC and Reed Elsevier NV with the Securities and Exchange Commission (the “SEC”).
     The terms “estimate”, “project”, “plan”, “intend”, “expect”, “believe”, “should” and similar expressions identify forward looking statements. These forward looking statements are found at various places throughout this annual report and the other documents incorporated by reference in this annual report (see “Item 19: Exhibits” on page F-92 of this annual report).
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
Combined Income Statement Data

	As at December 31,

	2006(2)	2006	2005	2004	2003	2002

	(in millions)
Amounts in accordance with IFRS:(1)
Revenue(3)	$10,580	£5,398	£5,166	£4,812
Operating profit(3)	1,725	880	839	766
Net finance costs	(310)	(158)	(140)	(132)
Disposals and other non operating items(4)	(2)	(1)	2	(3)	n/a
Profit before tax	1,413	721	701	631
Taxation	(188)	(96)	(237)	(170)
Minority interests	(4)	(2)	(2)	(2)
Profit attributable to parent companies’ shareholders	1,221	623	462	459
Amounts in accordance with US GAAP:
Revenue	$10,580	£5,398	£5,166	£4,812	£4,925	£5,020
Operating income	1,427	728	748	804	940	746
Taxes	(255)	(130)	(234)	(252)	(202)	(150)
Net income	782	399	374	418	568	389
Combined Balance Sheet Data

	As at December 31,

	2006(2)	2006	2005	2004	2003	2002

	(in millions)
Amounts in accordance with IFRS:(1)
Total assets	$16,723	£8,532	£9,127	£7,952
Long term obligations less current portion	(4,087)	(2,085)	(2,264)	(1,706)
Net borrowings(5)	(4,535)	(2,314)	(2,694)	(2,532)	n/a
Minority interests	(26)	(13)	(15)	(13)
Combined shareholders’ equity	3,853	1,966	1,970	1,664
Amounts in accordance with US GAAP:
Total assets	$19,224	£9,808	£10,620	£9,462	£9,889	£10,279
Long term obligations less current portion	(5,880)	(3,000)	(3,153)	(2,749)	(2,994)	(3,294)
Combined shareholders’ funds(6)	6,311	3,220	3,763	3,431	3,462	3,436
Net assets(6)	6,337	3,233	3,778	3,444	3,474	3,443

(1)	The combined financial statements are prepared in accordance with accounting policies that are in conformity with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”) and adopted by the European Union (“EU”). As permitted, following the transition to IFRS on January 1, 2004 only three years of IFRS information are presented. IFRS differs in certain significant respects from US GAAP. The principal differences between IFRS and US GAAP relevant to Reed Elsevier are set out in note 34 to the combined financial statements.

(2)	Noon buying rates as at December 31, 2006 have been used to provide a convenience translation into US dollars, see “— Exchange Rates” on page 7. At December 31, 2006, the noon buying rate was $1.96 per £1.00.

(3)	All revenue and operating profit is derived from continuing operations. Operating profit under IFRS is stated after charging £297 million in respect of amortisation of acquired intangible assets (2005: £276 million; 2004: £255 million); £23 million in respect of acquisition integration costs (2005: £21 million; 2004: £38 million); and £10 million in respect of taxation in joint ventures (2005: £6 million; 2004: £7 million).

(4)	Disposals and other non operating items comprise a £2 million loss on disposal of businesses and other assets (2005: £1 million loss; 2004: £3 million loss) and a £1 million gain relating to the revaluation of held for trading investments (2005: £3 million gain; 2004: nil).

(5)	Net borrowings comprise gross borrowings of £3,006 million (2005: £3,164 million; 2004: £2,757 million), less related derivative financial instrument assets of £173 million (2005: £174 million; 2004: nil) and cash and cash equivalents of £519 million (2005: £296 million; 2004: £225 million).

(6)	Combined shareholders’ funds and net assets under US GAAP in 2006 reflect the adoption of SFAS 158 — Employers’ Accounting for Defined Benefit Pension and Other Post Retirement Plans, under which the full funded status of defined benefit pension schemes is required to be recognised as an asset or liability in the balance sheet. Combined shareholders’ funds and net assets were reduced by £153 million on adoption of SFAS 158 as at December 31, 2006. Prior year comparatives are not restated.

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

	As at December 31,

	2006(3)		2006		2005		2004		2003		2002

	(in millions, except per share amounts)
Amounts in accordance with IFRS:(1)
Profit before tax(2)	$643		£328		£242		£240
Taxation	(16)		(8)		(7)		(5)
Profit attributable to ordinary shareholders	627		320		235		235
Basic earnings per Reed Elsevier PLC ordinary share	50.2	¢	25.6	p	18.6	p	18.6	p
Diluted earnings per Reed Elsevier PLC ordinary share	49.6	¢	25.3	p	18.4	p	18.5	p	n/a
Dividends per Reed Elsevier PLC ordinary share(4)	29.0	¢	14.8	p	13.3	p	12.1	p
Total assets	$2,136		£1,090		£1,090		£929
Long term obligations	—		—		(36)		(36)
Total equity/ Net assets	2,038		1,040		1,042		880
Weighted average number of shares	1,251.9		1,251.9		1,266.2		1,264.6
Amounts in accordance with US GAAP:
Net income	$396		£202		£188		£213		£294		£199
Basic earnings per Reed Elsevier PLC
ordinary share	31.6	¢	16.1	p	14.8	p	16.8	p	23.3	p	15.7	p
Diluted earnings per Reed Elsevier PLC
ordinary share	31.4	¢	16.0	p	14.7	p	16.7	p	23.3	p	15.6	p
Total assets	$3,436		£1,753		£2,038		£1,864		£1,876		£1,864
Long term obligations	—		—		(36)		(36)		(36)		(36)
Shareholders’ funds/ Net assets(5)	3,338		1,703		1,990		1,815		1,831		1,817

(1)	The consolidated financial statements of Reed Elsevier PLC are prepared in accordance with accounting policies that are in conformity with IFRS, as issued by the IASB and adopted by the EU. As permitted, following the transition to IFRS on January 1, 2004 only three years of IFRS information are presented. IFRS differs in certain significant respects from US GAAP. The principal differences between IFRS and US GAAP relevant to Reed Elsevier PLC are set out in note 21 to the Reed Elsevier PLC consolidated financial statements.

(2)	All profit before tax is derived from continuing operations.

(3)	Noon buying rates as at December 31, 2006 have been used to provide a convenience translation into US dollars, see “— Exchange Rates” on page 7. At December 31, 2006 the noon buying rate was $1.96 per £1.00.

(4)	The amount of dividends per Reed Elsevier PLC ordinary share shown excludes the UK tax credit available to certain Reed Elsevier PLC shareholders, including beneficial owners of Reed Elsevier PLC ADSs who are residents of the United States for the purposes of the UK Tax Treaty, and do not include any deduction on account of UK withholding taxes, currently at the rate of 15% of the sum of the dividend and the related tax credit in most cases; see “Item 10: Additional Information — Taxation”.

Dividends declared in the year, in amounts per ordinary share, comprise a 2005 final dividend of 10.7p and 2006 interim dividend of 4.1p giving a total of 14.8p (2005: 13.3p; 2004: 12.1p). The directors of Reed Elsevier PLC have proposed a 2006 final dividend of 11.8p (2005: 10.7p; 2004: 9.6p), giving a total dividend for the year of 15.9p (2005: 14.4p; 2004: 13.0p).

Dividends per Reed Elsevier PLC ordinary share for the year ended December 31, 2005, translated into cents at the noon buying rate on December 31, 2005, were 23.0 cents. See “— Exchange Rates” on page 7.

(5)	Shareholders’ funds and net assets under US GAAP in 2006 reflect the adoption by the combined businesses of SFAS 158 — Employers’ Accounting for Defined Benefit Pension and Other Post Retirement Plans, under which the full funded status of defined benefit pension schemes is required to be recognised as an asset or liability in the balance sheet. Prior year comparatives are not restated.

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

	As at December 31,

	2006(3)	2006	2005	2004	2003	2002

	(in millions, except per share amounts)
Amounts in accordance with IFRS:(1)
Profit before tax(2)	$606	€459	€338	€338
Taxation	(1)	(1)	—	—
Profit attributable to ordinary shareholders	605	458	338	338
Basic earnings per Reed Elsevier NV ordinary share	77.9¢	€0.59	€0.43	€0.43
Diluted earnings per Reed Elsevier NV ordinary share	77.9¢	€0.59	€0.43	€0.43	n/a
Dividends per Reed Elsevier NV ordinary share(4)	48.7¢	€0.369	€0.332	€0.310
Total assets	$2,029	€1,537	€1,510	€1,245
Total equity/Net assets	1,934	1,465	1,438	1,173
Weighted average number of shares	772.1	772.1	783.3	783.3
Amounts in accordance with US GAAP:
Net income	$407	€308	€287	€320	€423	€322
Basic earnings per Reed Elsevier NV ordinary share	52.8¢	€0.40	€0.37	€0.41	€0.54	€0.41
Diluted earnings per Reed Elsevier NV ordinary share	51.5¢	€0.39	€0.36	€0.41	€0.54	€0.41
Total assets	$3,262	€2,471	€2,819	€2,491	€2,533	€2,704
Long term obligations	—	—	—	—	(7)	(6)
Shareholders’ funds/ Net assets(5)	3,167	2,399	2,747	2,419	2,456	2,628

(1)	The consolidated financial statements of Reed Elsevier NV are prepared in accordance with accounting policies that are in conformity with IFRS, as issued by the IASB and adopted by the EU. As permitted, following the transition to IFRS on January 1, 2004 only three years of IFRS information are presented. IFRS differs in certain significant respects from US GAAP. The principal differences between IFRS and US GAAP relevant to Reed Elsevier NV are set out in note 20 to the Reed Elsevier NV consolidated financial statements.

(2)	All profit before tax is derived from continuing operations.

(3)	Noon buying rates as at December 31, 2006 have been used to provide a convenience translation into US dollars, see “— Exchange Rates” on page 7. At December 31, 2006 the Noon Buying Rate was $1.32 per €1.00.

(4)	Dividends declared in the year comprise, in amounts per ordinary share, a 2005 final dividend of €0.267 and 2006 interim dividend of €0.102 giving a total of €0.369 (2005: €0.332; 2004: €0.310). The directors of Reed Elsevier NV have proposed a 2006 final dividend of €0.304 (2005: €0.267; 2004: €0.240), giving a total dividend for the year of €0.406 (2005: €0.359; 2004: €0.330).

Dividends per Reed Elsevier NV ordinary share for the year ended December 31, 2005, translated into cents at the noon buying rate on December 31, 2005, were 39.2 cents. See “— Exchange Rates” on page 7.

(5)	Shareholders’ funds and net assets under US GAAP in 2006 reflect the adoption by the combined businesses of SFAS 158 — Employers’ Accounting for Defined Benefit Pension and Other Post Retirement Plans, under which the full funded status of defined benefit pension schemes is required to be recognised as an asset or liability in the balance sheet. Prior year comparatives are not restated.

EXCHANGE RATES
     For a discussion of the impact of currency fluctuations on Reed Elsevier’s combined results of operations and combined financial position, see “Item 5: Operating and Financial Review and Prospects”.
     The following tables illustrate, for the periods and dates indicated, certain information concerning the Noon Buying Rate for pounds sterling expressed in US dollars per £1.00 and for the euro expressed in US dollars per €1.00. The exchange rate on February 14, 2007 was £1.00 = $1.96 and €1.00 = $1.31.
US dollars per £1.00 — Noon Buying Rates

	Period

Year ended December 31,	End	Average(1)	High	Low

2006	1.96	1.85	1.98	1.73
2005	1.73	1.82	1.93	1.71
2004	1.93	1.83	1.95	1.75
2003	1.78	1.64	1.78	1.55
2002	1.61	1.50	1.61	1.41

Month	High	Low

February 2007 (through February 14, 2007)	1.97	1.94
January 2007	1.98	1.93
December 2006	1.98	1.95
November 2006	1.97	1.89
October 2006	1.91	1.85
September 2006	1.91	1.86
August 2006	1.91	1.87
US dollars per €1.00 — Noon Buying Rates

	Period

Year ended December 31,	End	Average(1)	High	Low

2006	1.32	1.26	1.33	1.18
2005	1.18	1.24	1.37	1.17
2004	1.37	1.24	1.36	1.18
2003	1.26	1.13	1.26	1.04
2002	1.05	0.95	1.05	0.86

Month	High	Low

February 2007 (through February 14, 2007)	1.31	1.29
January 2007	1.33	1.29
December 2006	1.33	1.31
November 2006	1.33	1.27
October 2006	1.28	1.25
September 2006	1.28	1.26
August 2006	1.29	1.27

(1)	The average of the Noon Buying Rates on the last day of each month during the relevant period.
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
Changes in tax laws or uncertainty over their application and interpretation may adversely affect our reported results.
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
Changes in the market values of defined benefit pension scheme assets and in the assumptions used to value defined benefit pension scheme obligations may adversely affect our businesses.
     We operate a number of pension schemes around the world, the largest schemes being of the defined benefit type in the United Kingdom, the United States and the Netherlands. The assets and obligations associated with defined benefit pension schemes are particularly sensitive to changes in the market values of assets and the market related assumptions used to value scheme liabilities. In particular, a decrease in the discount rate used to value scheme liabilities, an increase in life expectancy of scheme members, an increase in the rate of inflation or a decline in the market value of investments held by the defined benefit pension schemes (absent any change in their expected long term rate of return) may adversely affect the reported results and financial position of the combined businesses.
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
     Approximately 13% of our revenue in 2006 was derived from advertising and 10% from exhibitions. The Reed Business segment in particular is highly dependent on advertising and exhibitions revenue. In 2006, 36% of Reed Business segment revenue was derived from advertising and 36% from exhibitions.
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
     The boards of both Reed Elsevier PLC and Reed Elsevier NV have agreed, other than in special circumstances, to recommend equivalent gross dividends (including, with respect to the dividend on Reed Elsevier PLC ordinary shares, the associated UK tax credit), based on the equalisation ratio. A Reed Elsevier PLC ordinary share pays dividends in sterling and is subject to UK tax law with respect to dividend and capital rights. A Reed Elsevier NV ordinary share pays dividends in euros and is subject to Dutch tax law with respect to dividend and capital rights.
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
Material acquisitions and disposals
     Total acquisition expenditure in the three years ended December 31, 2006 was £1,125 million, after taking into account borrowings and cash acquired. During 2006 a number of acquisitions were made for a total consideration of £171 million, none of which were individually material. During 2005 a number of acquisitions were made for a total consideration amounting to £307 million, the most significant of which was MediMedia MAP, a medical books and journals publishing business based principally in France, Spain, Italy and the United States, for £188 million in August, 2005. During 2004 a number of acquisitions were made for a total consideration amounting to £647 million, the most significant of which were Seisint Inc., a risk management business, for £414 million and Saxon Publishers, a supplemental educational publishing business, for £117 million. There were no significant disposals in the three years ended December 31, 2006.
     At December 31, 2006, Reed Elsevier had commitments of £174 million in relation to acquisitions conditional on regulatory and other approvals.
     On February 14, 2007, Reed Elsevier approved a plan to sell the Harcourt Education division and to return the net proceeds to shareholders by way of a special distribution in the equalisation ratio. It is expected that the sale will be completed in 2007.
Capital expenditure
     Capital expenditure on property, plant, equipment and internally developed intangible assets principally relates to investment in systems infrastructure to support electronic publishing activities, computer equipment and office facilities. Total such capital expenditure, which is financed from operating cash flows, amounted to £206 million in 2006 (2005:

£205 million; 2004: £203 million). Further information on capital expenditure is given in notes 15 and 17 to the combined financial statements.
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

BUSINESS OVERVIEW
     We are one of the world’s leading publishers and information providers. Our activities include science and medical, legal, education and business publishing. Our principal operations are in North America and Europe. For the year ended December 31, 2006, we had total revenue of approximately £5.4 billion and an average of approximately 36,800 employees. As at December 31, 2006, we had approximately 36,800 employees. In 2006, North America represented our largest single geographic market, based on revenue by destination, contributing 57% of our total revenue.
     Our businesses provide products and services that are organised to serve four business sectors: Elsevier serves the science and medical sector; LexisNexis, the legal and other professional sectors; Harcourt Education, the education sector; and Reed Business, the business to business sector.
     Revenue is derived principally from subscriptions, circulation sales, advertising sales and exhibition fees. In 2006, 39% of Reed Elsevier’s revenue was derived from subscriptions; 32% from circulation sales; 13% from advertising sales; 10% from exhibition fees; and 6% from other sources. An increasing proportion of revenue is derived from electronic information products, principally internet based, and in 2006, 37% of our revenue was derived from such sources, including 65% of LexisNexis revenue, 47% of Elsevier revenue and 15% of Reed Business revenue.
     Subscription sales are defined as revenue derived from the periodic distribution or update of a product or from the provision of access to online services, which is often prepaid. Circulation sales include all other revenue from the distribution of a product and transactional sales of online services, usually on cash or credit terms. The level of publishing related advertising sales and exhibition fees has historically been tied closely to the economic and business investment cycle with changes in the profit performance of advertisers, business confidence and other economic factors having a high correlation with changes in the size of the market. Subscription sales and circulation sales have tended to be more stable than advertising sales through economic cycles.
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
     On February 14, 2007, Reed Elsevier approved a plan to sell the Harcourt Education division and to return the net proceeds to shareholders by way of a special distribution in the equalisation ratio. It is expected that the sale will be completed in 2007.

	Revenue
	Year ended December 31,

	2006		2005		2004

	(in millions, except percentages)
Elsevier	£1,521	28%	£1,436	28%	£1,363	28%
LexisNexis	1,570	29	1,466	28	1,292	27
Harcourt Education	889	17	901	18	868	18
Reed Business	1,418	26	1,363	26	1,289	27

Total	£5,398	100%	£5,166	100%	£4,812	100%

ELSEVIER

	Year ended December 31,

	2006	2005	2004

	(in millions)
Revenue
Elsevier
Science & Technology	£792	£785	£779
Health Sciences	729	651	584

	£1,521	£1,436	£1,363

     Elsevier comprises worldwide scientific, technical and medical publishing and communications businesses. Elsevier’s principal operations are located in Amsterdam, London, Oxford, New York, Philadelphia, St. Louis, San Francisco, Paris, Munich, Madrid, Singapore, Tokyo and Delhi.
     Elsevier is managed as two customer-facing divisions: Science & Technology and Health Sciences, supported by shared service functions that provide production, information technology, fulfilment and distribution services.
Science & Technology
     The Science & Technology division contributed 52% of the total Elsevier revenue in 2006. Of this revenue, 75% came from journals (both print and electronic), 10% from books and the rest mainly from databases and software. Approximately 39% of Science & Technology revenue in 2006 was derived from North America, 33% from Europe and the remaining 28% from the rest of the world.
     Through a number of imprints, including Elsevier, Academic Press and Butterworth Heinemann, Elsevier supplies scientific and technical information through journals and books, in print and electronic media, to libraries, scientists and professionals serving a wide range of research fields including the life sciences, social sciences, materials, engineering, chemistry, physics, economics, mathematics, earth sciences, computer sciences, management and psychology. Among Elsevier’s scientific journals well known in their fields are Cell, Brain Research, Neuroscience, Journal of Molecular Biology, Molecular Therapy and Developmental Biology in the life sciences; Tetrahedron and Journal of Chromatography A in chemistry; Physics Letters A, Solid State Communications, Journal of Computational Physics and Journal of Sound and Vibration in physics; Journal of Financial Economics in economics; and Artificial Intelligence in the computer sciences field.
     Science & Technology’s flagship electronic product, ScienceDirect, is a full text online scientific research service. ScienceDirect now holds over 8 million scientific research articles and an expanding portfolio of books currently comprising 55 major reference works, 151 book series and seven handbooks in 170 volumes. Elsevier also publishes secondary material in the form of supporting bibliographic data, indexes and abstracts, and tertiary information in the form of review and reference works.
     Following its launch in 2004, Elsevier has continued to develop its major new electronic product, Scopus, which provides scientists with a comprehensive database and intuitive tool to navigate their way quickly through the world’s accumulated scientific research. The Scopus database now has nearly 30 million abstracts of scientific research articles from 15,000 peer reviewed publications, 15 million patents, and it references over 200 million web pages.
     Elsevier offers secondary databases, available electronically, online or on CD. These include: EMBASE, covering pharmaceutical and biomedical sciences; Compendex, which is largely distributed through the online discovery platform Engineering Village, covering the engineering disciplines; and Geobase, focusing on geoscience and related areas.
     Elsevier offers software solutions provided by MDL Information Systems (“MDL”). MDL provides research tools and software solutions to the life sciences industry.
     Competition within the science and technology publishing fields is generally on a title by title and product by product basis. Competing journals, books and databases are typically published by other professional publishers and learned societies such as the American Chemical Society, the Institute of Electrical and Electronics Engineers and the American Institute of Physics in the United States and the Royal Society of Chemistry in the United Kingdom.
     Elsevier’s print science journals are generally sold to libraries on a paid subscription basis, with subscription agents facilitating the administrative process. Electronic products, such as ScienceDirect, are sold directly to libraries, corporations and other end users through our dedicated sales force which has offices around the world including Amsterdam, New York, Rio de Janeiro, Singapore and Tokyo. Books are sold through book stores, both traditional and online, and wholesalers.

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
     Health Sciences contributed approximately 48% of the total Elsevier revenue in 2006. Of this revenue, 47% came from journals and related activities, 44% from books and related activities, both delivered in print and electronic form, and the remainder mainly from the pharmaceutical communication business. Approximately 56% of Health Sciences revenue by destination in 2006 was derived from North America, 29% from Europe and the remaining 15% from the rest of the world.
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
     Elsevier publishes English language textbooks and reference works for students and practising professionals in the medical, nursing and health professions in the United States, the United Kingdom, Canada and Australia. Elsevier also publishes local language medical books and journals and provides communications services in many other geographies. Elsevier’s medical textbooks include Gray’s Anatomy, Cecil Textbook of Medicine, Guyton’s Textbook of Physiology, Robbins & Cotran Pathologic Basis of Disease, and Rang’s Pharmacology. Elsevier’s nursing titles include Mosby’s Medical, Nursing and Allied Health Dictionary, Mosby’s Nursing Drug Reference, Medical-Surgical Nursing, Potter and Perry’s Fundamentals of Nursing and Wong’s Essentials of Pediatric Nursing. In the allied health professions markets, Elsevier publishes Chabner’s Language of Medicine, Merrill’s Atlas of Radiographic Positions & Radiologic Procedures, Ettinger’s Textbook of Veterinary Internal Medicine and Roberson’s Art and Science of Operative Dentistry. Elsevier’s local language book and journal titles include Encyclopédie Médico-Chirurgicale and the book series Les Conférences d’Enseignement in France, Medicina Interna in Spain and Sobotta’s Atlas der Anatomie des Menschen in Germany.
     As an extension of its medical reference works programme, Elsevier publishes electronic editions of a number of reference titles. These are online versions whose functionality includes continuous updates, search facilities and medical, literature and drug updates.
     Elsevier offers a suite of electronic products serving both students and practising professionals across health science markets. In addition to offering medical journals online through ScienceDirect and other electronic platforms, Health Sciences’ Consult suite of products provides web access to major medical reference works, databases, clinical journals, drug information, practice guidelines, education programmes, expert commentaries and medical news for medical students, physicians and other healthcare professionals. In 2006, Elsevier has continued to develop its online health sciences education platform, Evolve, which provides electronic content, services and course management tools to support and develop its health sciences textbook programme.
     Through Excerpta Medica, Elsevier publishes customised information for healthcare professionals, medical societies and pharmaceutical companies internationally. Excerpta Medica also works closely with pharmaceutical companies to provide international marketing and communications platforms for new drugs.
     The medical publishing field is fragmented with competition generally on a title by title and product by product basis. In the United States, Elsevier faces regional competition from a number of information publishers and service providers, such as Wolters Kluwer’s Ovid, Adis Press, Springhouse and Lippincott Williams & Wilkins divisions, The Thomson Corporation, McGraw Hill, Pearson, John Wiley & Sons, Taylor & Francis, the American Medical Association and the Massachusetts Medical Society (New England Journal of Medicine).
     Books are sold by book stores and wholesalers, and directly, generally through our dedicated sales force. Print journals are generally sold to libraries, with subscription agents facilitating the administrative process, and to individuals, through direct mail and through societies. Electronic products, such as MDConsult, are generally sold directly to hospitals, medical practitioners and other end users directly through our dedicated sales force.
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

     Printing is primarily sourced through a variety of unaffiliated printers located in the United Kingdom, the Netherlands, the United States, China, Hong Kong and South America. Distribution of hard copy journals is mainly outsourced. Book distribution in Europe is mostly outsourced and in the United States is mostly handled in-house.
LEXISNEXIS

	Year ended December 31,

	2006	2005	2004

	(in millions)
Revenue
LexisNexis
United States	£1,129	£1,061	£925
International	441	405	367

	£1,570	£1,466	£1,292

     LexisNexis provides legal, tax, regulatory, risk management, information analytics and business information solutions aligned to the workflow of professional, business and government customers internationally and comprises LexisNexis United States and LexisNexis International. Management responsibility for LexisNexis Canada has been transferred from the LexisNexis United States business to the LexisNexis International business, with which it is more closely aligned. LexisNexis United States has been renamed from LexisNexis North America and prior year comparatives have been restated accordingly.
     Legal and regulatory markets worldwide are seeing continuing growth driven by the increasing level of legislation and litigation, as well as the increasing number of lawyers. Additional opportunities are also developing beyond the core research market, through the delivery of value added solutions to meet demands for greater legal efficiency and productivity.
     Increasingly legal information and services are being delivered online, with potential to deliver such products and solutions in markets outside the United States where online migration is at significantly lower levels than in the US legal market. In recent years, LexisNexis has, with its comprehensive US public records databases, expanded in the market for risk and information analytics management, which is growing due to increasing consumer credit losses and fraud and the demand for identity verification.
     In 2006, LexisNexis United States contributed approximately 72% of the total LexisNexis revenue, with LexisNexis International accounting for 28%.
LexisNexis United States
     LexisNexis United States comprises US Legal Markets and US Corporate and Public Markets. In 2006, approximately 63%, of LexisNexis United States’ revenue came from subscription sales, including online services, 18% from transactional sales, including online services, 8% from advertising, including directory listings, 2% from circulation sales and the remaining 9% from other sources.
     US Legal Markets develops, markets and sells LexisNexis information products and services in electronic and print formats to law firms and practitioners, law schools and state and local governments. During 2006, we have selectively acquired a number of small businesses, including providers of software tools for litigation professionals that complement the assets and customer relationships we already have.
     The flagship online legal research service, lexisnexis.com, provides online access to state and federal case law; codes and statutes; court documents; over 5.0 billion searchable documents from over 35,000 sources online; business news, legal news, and regional news; expert commentary on the law; and sophisticated searching and linking tools customized for the needs of legal researchers.
     US Legal Markets is increasingly providing Total Practice Solutions, combining content with online workflow tools to provide products and solutions in Client Development, Research, Practice Management and Litigation Services.
     Client Development solutions include the Martindale-Hubbell electronic network that showcases the qualifications and credentials of over one million lawyers and law firms worldwide. In addition, it provides a suite of business intelligence tools that help lawyers find and target clients, along with customer relationship management workflow tools. The Research division provides statutes and case law for all 50 US states as well as research, analysis and citation services. They include Matthew Bender publications Collier on Bankruptcy, Moore’s Federal Practice and Nimmer on Copyright, Michie’s 600 practice-enhancing titles, 400 custom legal publications and annotated codes as well as its United States Code Service and United States Supreme Court Reports, Lawyer’s Edition. It also includes Shepard’s, the publisher of Shepard’s Citations Service, a legal citation service delivered online and in print. “Shepardizing” is a common process for US lawyers checking the continuing authority of cases or statutory references. Practice Management solutions include time and billing, case management, cost recovery and document management. Litigation Services include a range of workflow solutions for litigators including Total Litigator, Applied Discovery’s electronic discovery services platform, evidence management through Casesoft’s Casemap product, Concordance’s Dataflight case analysis product, court docket tracking and e-filing with our Courtlink service, expert identification and legal document preparation.
     US Corporate and Public Markets develops, markets and sells LexisNexis products and services to corporations, federal government agencies and academic institutions and also manages news, business, financial and public records content acquisition and enhancements. The risk management and information analytic applications of US Corporate and Public Markets are designed to assist customers in managing risk through fraud detection and prevention, identity verification, pre-employment screening and due diligence; and allow business, financial services, legal and government customers to quickly and easily extract valuable knowledge from a vast array of data.
     We announced in 2005 that LexisNexis had identified a number of incidents of potentially fraudulent access to information about US individuals. The incidents arose primarily from the misappropriation by third parties of IDs and passwords from legitimate customers. The information concerned related to names and addresses and other personal identifying information such as social security and drivers’ license numbers. LexisNexis has notified all individuals whose information may have been accessed, and is offering free support services, including credit bureau reports, credit monitoring for one year, and fraud insurance to monitor and protect them from possible fraud associated with identity theft. LexisNexis also provides fraud consulting services or specialised assistance to any individual who becomes the victim of identity theft related to those incidents. We do not believe that such unauthorised access, the related notification and individual assistance measures, and additional and enhanced security measures taken by LexisNexis will have a material adverse effect on our financial position or results of operations. In 2005, two putative class actions, since consolidated, relating to the incidents described above were filed. See Item 8: “Financial Information — Legal Proceedings” on page 66.
     In US legal markets, LexisNexis United States’ principal competitor is West (The Thomson Corporation). The principal competitors in corporate and public markets are West and Dialog (The Thomson Corporation), Factiva (Dow Jones) and Choicepoint.
LexisNexis International
     The LexisNexis International division comprises LexisNexis Europe, Canada, Latin America and Africa, headquartered in London, and LexisNexis Asia Pacific, headquartered in Singapore. In 2006, approximately 64% of LexisNexis International’s revenue was derived from subscriptions, 28% from circulation sales, 2% from advertising and 6% from other sources. In the same year, approximately 40% of revenue came from the UK, 29% from Continental Europe and 31% from the rest of the world. The most significant business within Continental Europe is in France.
     LexisNexis Butterworths in the United Kingdom is a professional publisher, providing legal, tax and business information and solutions via online, print and CD media. The web-based LexisNexis Butterworths service provides a resource for legal, tax, regulatory and business information, including access to a range of UK, US, Australian, New Zealand, South African and other legal materials, via a single gateway. LexisNexis Butterworths’s principal publications are Halsbury’s Laws of England, The Encyclopaedia of Forms and Precedents, Simon’s Taxes and Butterworths Company Law Service. The principal competitors in the United Kingdom are Sweet & Maxwell and Westlaw (both part of the Thomson Corporation) in legal markets; CCH Croner (Wolters Kluwer) in tax and regulatory markets; and Factiva (a Dow Jones company) in corporate markets.
     LexisNexis in France is a provider of information to lawyers, notaries and courts, with JurisClasseur and La Semaine Juridique being the principal publications. Under the brand of Infolib LexisNexis also provides practice management and computation software tools for lawyers, notaries and accountants. The major competitors of LexisNexis in France are Editions Francis Lefèbvre, Editions Legislatives, Dalloz (Lefèbvre) and Lamy (Wolters Kluwer).

HARCOURT EDUCATION

	Year ended December 31,

	2006	2005	2004

	(in millions)
Revenue
Harcourt Education
US Schools and Testing	£796	£806	£774
International	93	95	94

	£889	£901	£868

     Harcourt Education comprises: the Harcourt Education US Schools and Testing businesses, which provide print and multimedia teaching and assessment materials, principally for pre-kindergarten to 12th grade students in the United States; and Harcourt Education International, which provides educational content to students and teachers, principally in the United Kingdom, Australia, New Zealand and southern Africa.
     In 2006, the Harcourt Education US Schools and Testing businesses contributed approximately 90% of the total revenue of Harcourt Education, with Harcourt Education International accounting for 10%. Approximately 85% of Harcourt Education revenue in 2006 was derived from North America, 9%, from Europe and the remaining 6% from the rest of the world.
Harcourt Education US Schools and Testing
     Harcourt Education US Schools and Testing businesses provide textbooks and related instructional materials to US schools, and comprise Harcourt School Publishers; Holt, Rinehart and Winston; Greenwood-Heinemann; Harcourt Trade Publishers; and Harcourt Assessment.
     Harcourt School Publishers, based in Orlando, Florida, is a publisher of print and technology-enabled instructional materials for students in pre-kindergarten to 6th grade. It publishes educational material covering seven principal disciplines: reading, mathematics, social studies, science, language arts, health and art. Its programmes include Trophies, Harcourt Language, Harcourt Math, Horizons, Harcourt Science and Your Health. Harcourt School Publishers also offers supplemental materials, interactive programmes and products to support its basal programmes directly to the teacher, parent, and the home-school market through its internet site. Supplemental programmes within Harcourt School Publishers include Saxon Math and Rigby Literacy.
     Holt, Rinehart and Winston, based in Austin, Texas, offers educational textbooks and related instructional materials, including print-based and online products, CDs and videos, internet-based support and assessments, and reference materials to middle and secondary schools. It publishes educational material covering, in particular, literature and language arts, science, mathematics, world languages, social studies and health. Its programmes include Elements of Literature, Holt Middle School Math, Holt Science and Technology and Holt Social Studies. Holt Rinehart and Winston also publishes supplemental education materials, including skills-based programmes, remedial learning, test preparation, professional development materials and general equivalency diploma preparation. Supplemental programmes within Holt, Rinehart and Winston include READS and Power Up!
     Greenwood-Heinemann, headquartered in Westport, Connecticut, is a non-fiction publisher of books and online products focused on current events, reference content targeting the library market, as well as professional and classroom material for teachers.
     Harcourt Trade Publishers, based in San Diego, California publishes fiction and non-fiction books for readers of all ages using several imprints including Harcourt for hardcover books, the Harvest Books imprint for paperbacks, and Harcourt Children’s Books.
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

     The principal competitors of the Harcourt Education US Schools businesses are Pearson, McGraw Hill HM Riverdeep (formerly Houghton-Mifflin) and Scholastic/ Grollier.
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
     The principal competitors of Harcourt Assessment in educational testing are CTB (McGraw Hill), Riverside (HM Riverdeep) and NCS (Pearson). Competition in clinical testing is fragmented, with competitors including NCS and American Guidance Services (Pearson), Riverside (HM Riverdeep) and Pro-Ed.
Harcourt Education International
     Harcourt Education International comprises the UK Schools publishing business; Rigby-Heinemann in Australia; Heinemann in southern Africa and Reed Publishing in New Zealand. In 2006, approximately 50%, of revenue was derived from the United Kingdom, 6% from the United States, 13%, from Australia and the remaining 31% from the rest of the world.
     The UK Schools business is a provider of textbooks and related instructional materials to the UK primary, secondary and vocational schools and college markets through the Heinemann, Ginn and Rigby imprints. Rigby-Heinemann is a publisher of primary and secondary school books in Australia. In southern Africa, Heinemann is a publisher of school books and, in New Zealand, Reed Publishing publishes both textbooks and consumer books for the local market. Global Library, headquartered in Oxford, United Kingdom, publishes reference materials for school libraries, principally in the United Kingdom, the United States and Australia.
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
REED BUSINESS

	Year ended December 31,

	2006	2005	2004

	(in millions)
Revenue
Reed Business Information	£896	£892	£868
Reed Exhibitions	522	471	421

	£1,418	£1,363	£1,289

     Reed Business comprises Reed Business Information, the business magazine, website and information businesses operating principally in the United States, the United Kingdom, Continental Europe and Asia Pacific, and Reed Exhibitions, an international exhibition organising business.
Reed Business Information
     Reed Business Information contributed approximately 63% of Reed Business revenue in 2006. In the United States, business to business magazines are primarily distributed on a “controlled circulation” basis, whereby the product is delivered without charge to qualified buyers within a targeted industry group based upon circulation lists developed and maintained by the publisher. Magazines distributed on a “controlled circulation” basis are therefore wholly dependent on advertising for their revenues. In the United Kingdom, business magazines are distributed both on a “controlled circulation” basis and a “paid circulation” basis, with “paid circulation” titles also dependent on advertising for a significant proportion of their revenues. In the Netherlands, a higher proportion of publications is sold by “paid circulation”.

     In 2006, approximately 56% of Reed Business Information revenue came from advertising, 26% from subscription sales, 5% from circulation sales, 3% from training and 10% from other sources. Approximately 37% of Reed Business Information revenue in 2006 came from the United States, 24%, from the United Kingdom, 33% from Continental Europe and 6% from the rest of the world.
     Online revenue grew by 24% in 2006 to over £200 million reflecting user and advertising demand for our community websites (webzines), recruitment and search, as well as our online data services. Increasingly web based products are sold by dedicated online sales teams, supported by well established e-marketing channels, search engines optimisation and taxonomy developments. Attracting and retaining appropriately skilled people is critical as the business continues to expand and develop its online portfolio.
     Reed Business Information US (“RBI US”) is a publisher of business information, with over 60 trade magazines. Amongst the RBI US titles are Variety, Broadcasting & Cable, Multichannel News, Publishers Weekly, EDN, Design News and Interior Design. Through its Reed Construction Data business, RBI US provides national coverage of construction project information, through subscription newsletters, CD and the online service Connect. Other products and services include websites, direct mail, newspapers, newsletters and custom published supplements. RBI US acquired BuyerZone in January 2007. The acquisition will enhance and grow the business’ presence in online services.
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
     Reed Elsevier’s US business titles compete on an individual basis with the titles, print and digital, of individual publishers, including Advanstar, CMP Media (United Business Media), Hanley Wood, McGraw Hill, Prism and Nielsen (formerly VNU).
     Reed Business Information UK (“RBI UK”), a business information publisher, has a portfolio of over 100 business magazines, directories, market access products and online services. Its business magazines include Computer Weekly, Farmers Weekly, Estates Gazette, Flight International, New Scientist, Caterer & Hotelkeeper, Commercial Motor and Community Care. Its online services include recruitment sites such as totaljobs.com and CWjobs.co.uk, an industrial search engine, Kellysearch.com, and data services supplying information to the aerospace, human resources, property, banking and chemicals industries. During the year RBI UK acquired a majority stake in eMedia Ltd, a provider of requested online newsletters.
     Paper and printing services are purchased from unaffiliated third parties, primarily on a coordinated basis with other Reed Elsevier businesses in the United Kingdom. RBI UK’s distribution is generally through public postal systems, with news-stand distribution for some titles through outside wholesalers. RBI UK competes directly with EMAP Business Communications, Nielsen and CMP Media in a number of sectors in the United Kingdom, and also with many smaller companies on an individual title by title basis.
     Reed Business Information competes for online advertising with other business-to-business websites as well as Google and other internet search engines.
     In Continental Europe, the principal business is Reed Business Information Netherlands (“RBI NL”), a business magazine and information publisher, publishing over 160 titles. Through trade journals, product news tabloids, directories, documentary systems, databases, newspapers, and websites, RBI NL serves industries which include agriculture, catering, construction, engineering, food, fashion, horticulture, tourism and travel. Its principal titles include Elsevier, a current affairs weekly, Beleggers Belangen and FEM in business and management, Boerderij in agriculture and Distrifood in retail. Its titles are predominantly subscription based and revenue is principally divided between subscriptions and advertising. Other publications within Continental Europe include Stratégies and Editions Prat in France and Detail in Germany. In Asia Pacific, principal titles include Australian Doctor and Money Management in Australia and EDN, a design news magazine for the electronics industry, in Asia.
     Printing and production is contracted out to third parties and distribution is mainly through the postal system. RBI NL competes with a number of companies on a title by title basis in individual market sectors, the largest competitors in print being Wolters Kluwer and Nielsen.
Reed Exhibitions
     Reed Exhibitions organises trade exhibitions and conferences internationally, with 460 events in 38 countries, attracting 90,000 exhibitors and 6 million visitors annually. The business contributed approximately 37% of the revenue of Reed Business in 2006. 72% of Reed Exhibitions’ revenue is derived from exhibition participation fees, with the balance primarily attributable to conference fees, advertising in exhibition guides, sponsorship fees and admission charges. In 2006, approximately 23% of Reed Exhibitions’ revenue came from North America, 47% from Continental Europe, 9%

from the United Kingdom and the remaining 21% from the rest of the world. As some events are held other than annually, revenue in any single year may be affected by the cycle of non-annual exhibitions.
     Reed Exhibitions’ events are concentrated primarily in the following industries: aerospace/defence; building and construction; electronics; energy; oil and gas; food and hospitality; jewellery; pharmaceuticals; property; publishing; sport and recreation; and travel. They include JCK International Jewellery Shows, Professional Golfers Association (PGA) Merchandise Show and National Hardware Show in North America; DSEi and London Book Fair in the United Kingdom; Batimat, MIDEM, MIPTV, MIPcom, MIPIM, MIPIC, Salon Nautique and Maison et Objet in France; AIMEX and Australian Gift Fairs in Australia; International Jewellery Tokyo in Japan; Thai Metalex in South-East Asia; and the Travel series of international events.
     The exhibition industry has historically been extremely fragmented. The main US competitor is Nielsen. Outside the United States, competition comes primarily from industry focused trade associations and convention centre and exhibition hall owners who are also seeking an international presence.
ELSEVIER REED FINANCE BV
     Elsevier Reed Finance BV, the Dutch parent company of the Elsevier Reed Finance BV group (“ERF”), is directly owned by Reed Elsevier PLC and Reed Elsevier NV. ERF provides treasury, finance and insurance services to the Reed Elsevier Group plc businesses through its subsidiaries in Switzerland: Elsevier Finance SA (“EFSA”), Elsevier Properties SA (“EPSA”) and Elsevier Risks SA (“ERSA”). These three Swiss companies are organised under one Swiss holding company, which is in turn owned by Elsevier Reed Finance BV.
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
     In 2006, EFSA acted as arranger of a Euro Commercial Paper programme and a term debt issue on behalf of Reed Elsevier (Investments) plc, a subsidiary of Reed Elsevier Group plc, renegotiated various banking and cash management arrangements in Continental Europe and Asia and continued to provide advice to Reed Elsevier Group plc companies regarding interest and foreign currency exposures and electronic collections and payment solutions.
     The average balance of cash under management in 2006, on behalf of Reed Elsevier Group plc and its parent companies, was approximately $0.5 billion.
     At the end of 2006, 88% (2005: 87%) of ERF’s gross assets were held in US dollars and 10% (2005: 12%) in euros, including $8.5 billion (2005: $8.1 billion) and €0.8 billion (2005: €0.9 billion) in loans to Reed Elsevier Group plc subsidiaries. Loans made to Reed Elsevier Group plc businesses are funded from equity, long term debt of $1.3 billion and short term debt of $0.8 billion backed by committed bank facilities. Term debt is derived from a Swiss domestic public bond issue, bilateral term loans and private placements. Short term debt is primarily derived from euro and US commercial paper programmes.
ORGANISATIONAL STRUCTURE
     A description of the corporate structure is included under “— History and Development” on page 11. A list of significant subsidiaries, associates, joint ventures and business units is included as an exhibit, see “Item 19: Exhibits” on page F-92.

PROPERTY, PLANTS AND EQUIPMENT
     We own or lease over 400 properties around the world, the majority being in the United States. The table below identifies the principal owned and leased properties which we use in our business.

			Floor space
Location	Business segment(s)	Principal use(s)	(square feet)

Owned properties
Troy, Missouri	Harcourt Education	Office and warehouse	575,000
Miamisburg, Ohio	LexisNexis	Office	403,638
Bellmawr, New Jersey	Harcourt Education	Office and warehouse	380,000
Linn, Missouri	Elsevier	Warehouse	206,659
Albany, New York	LexisNexis	Office	194,780
Oak Brook, Illinois	Reed Business	Office	181,659
Colorado Springs, Colorado	LexisNexis	Office	181,197

Leased properties
San Antonio, Texas	Harcourt Education	Office and warehouse	559,258
New York, New York	Reed Business and Elsevier	Office	451,800
Lewisville, Texas	Harcourt Education	Office and warehouse	434,898
Amsterdam, Netherlands	Reed Business and Elsevier	Office	429,308
Orlando, Florida	Harcourt Education	Office	372,468
Miamisburg, Ohio	LexisNexis and Elsevier	Office and data centre	213,802
Austin, Texas	Harcourt Education	Office	195,230
Sutton, England	Reed Business	Office	191,960
Rushden, England	Harcourt Education and Elsevier	Warehouse	186,000
     All of the above properties are substantially occupied by Reed Elsevier businesses.
     None of the real property owned or leased by Reed Elsevier which is considered material to Reed Elsevier taken as a whole is presently subject to liabilities relating to environmental regulations.

ITEM 5: OPERATING AND FINANCIAL REVIEW AND PROSPECTS
OPERATING RESULTS — REED ELSEVIER
     The following discussion is based on the combined financial statements of Reed Elsevier for the three years ended December 31, 2006, which have been prepared in accordance with IFRS. IFRS differs in certain significant respects from US GAAP as set out in note 34 to the combined financial statements.
     The following discussion should be read in conjunction with, and is qualified by reference to, the combined financial statements.
     Reed Elsevier derives its revenue principally from subscriptions, circulation sales, advertising sales and exhibition fees.
Revenue by source for continuing operations
Year ended December 31,

	2006		2005		2004

	(in millions, except percentages)
Subscriptions	£2,085	39%	£1,932	38%	£1,836	38%
Circulation	1,760	32	1,722	33	1,575	33
Advertising	699	13	668	13	640	13
Exhibition fees	516	10	479	9	429	9
Other	338	6	365	7	332	7

Total	£5,398	100%	£5,166	100%	£4,812	100%

Revenue by geographic market for continuing operations(1)
Year ended December 31,

	2006		2005		2004

	(in millions, except percentages)
North America	£3,082	57%	£2,974	57%	£2,779	58%
United Kingdom	592	11	568	11	545	11
The Netherlands	202	4	202	4	202	4
Rest of Europe	880	16	804	16	725	15
Rest of world	642	12	618	12	561	12

Total	£5,398	100%	£5,166	100%	£4,812	100%

(1)	Reed Elsevier’s geographic markets are North America, the United Kingdom, the Netherlands, the Rest of Europe (excluding the United Kingdom and the Netherlands) and the rest of the world (other than North America, the United Kingdom, the Netherlands and the Rest of Europe).
     The cost profile of individual businesses within Reed Elsevier varies widely and costs are controlled on an individual business unit basis. The most significant cost item for Reed Elsevier as a whole is staff costs, which in 2006 represented 39% of Reed Elsevier’s total cost of sales and operating expenses before amortisation of acquired intangible assets (2005: 40%; 2004: 39%).

     The following tables show revenue, operating profit and adjusted operating profit for each of Reed Elsevier’s business segments in each of the three years ended December 31, 2006, together with the percentage change in 2006 and 2005 at both actual and constant exchange rates. Adjusted operating profit is included on the basis that it is a key financial measure used by management to evaluate performance and allocate resources to the business segments, as reported under SFAS 131 in note 3 to the combined financial statements. Adjusted operating profit represents operating profit before amortisation of acquired intangible assets and acquisition integration costs, and is grossed up to exclude the equity share of taxes in joint ventures. A reconciliation of adjusted operating profit to operating profit is included below.

	Revenue
	Year ended December 31,

	2006		2005		% change		2004		% change

					actual				actual	constant
					rates	constant			rates	rates(2)
						rates(1)

	(in millions, except percentages)
Elsevier	£1,521	28%	£1,436	28%	+6%	+8%	£1,363	28%	+5%	+8%
LexisNexis	1,570	29	1,466	28	+7	+8	1,292	27	+13	+13
Harcourt Education	889	17	901	18	-1	0	868	18	+4	+3
Reed Business	1,418	26	1,363	26	+4	+5	1,289	27	+6	+5

Total	£5,398	100%	£5,166	100%	+4%	+6%	£4,812	100%	+7%	+7%

	Operating Profit
	Year ended December 31,

	2006		2005		% change		2004		% change

					actual				actual	constant
					rates	constant			rates	rates(2)
						rates(1)

	(in millions, except percentages)
Elsevier	£395	44%	£396	46%	0%	+7%	£402	51%	-1%	+3%
LexisNexis	264	30	218	26	+21	+23	188	24	+16	+15
Harcourt Education	43	5	87	10	-51	-50	67	9	+30	+29
Reed Business	183	21	158	18	+16	+18	126	16	+25	+26

Subtotal	£885	100%	£859	100%			£783	100%
Corporate costs	(39)		(32)				(29)
Unallocated net pension credit(4)	34		12				12

Total	£880		£839		+5%	+9%	£766		+10%	+12%

	Adjusted Operating Profit(3)
	Year ended December 31,

	2006		2005		% change		2004		% change

					actual				actual	constant
					rates	constant			rates	rates(2)
						rates(1)

	(in millions, except percentages)
Elsevier	£465	38%	£449	39%	+4%	+10%	£445	41%	+1%	+5%
LexisNexis	380	31	338	29	+12	+13	287	27	+18	+17
Harcourt Education	129	11	161	14	-20	-19	157	14	+3	+2
Reed Business	241	20	214	18	+13	+14	194	18	+10	+9

Subtotal	£1,215	100%	£1,162	100%			£1,083	100%
Corporate costs	(39)		(32)				(29)
Unallocated net pension credit(4)	34		12				12

Total	£1,210		£1,142		+6%	+9%	£1,066		+7%	+8%

     Adjusted operating profit is derived from operating profit as follows:

	2006	2005	2004

	(in millions)
Operating profit	£880	£839	£766
Adjustments:
Amortisation of acquired intangible assets	297	276	255
Acquisition integration costs	23	21	38
Reclassification of tax in joint ventures	10	6	7

Adjusted operating profit	£1,210	£1,142	£1,066

(1)	Represents percentage change in 2006 over 2005 at constant rates of exchange, which have been calculated using the average and hedge exchange rates for the 2005 financial year. These rates were used in the preparation of the 2005 combined financial statements.

(2)	Represents percentage change in 2005 over 2004 at constant rates of exchange, which have been calculated using the average and hedge exchange rates for the 2004 financial year. These rates were used in the preparation of the 2004 combined financial statements.

(3)	Adjusted operating profit represents operating profit before the amortisation of acquired intangible assets and acquisition integration costs, and is grossed up to exclude the equity share of taxes in joint ventures, and is reconciled to operating profit above.

(4)	The unallocated net pension credit of £34 million (2005: £12 million; 2004: £12 million) comprises the expected return on pension scheme assets of £178 million (2005: £149 million; 2004: £139 million) less interest on pension scheme liabilities of £144 million (2005: £137 million; 2004: £127 million).
     In the commentary below, percentage movements are at actual exchange rates unless otherwise stated. Percentage movements at constant exchange rates are calculated using the average and hedge exchange rates for the previous financial year. Percentage movements at both actual rates and constant rates are shown in tables on page 24. The effect of currency movements on the 2006 results is further described separately below (see “— Effect of Currency Translation” on page 33). References to operating profit relate to operating profit including joint ventures. References to underlying performance are calculated to exclude the effects of acquisitions and disposals in the current and prior year and the impact of currency.
Results of Operations for the Year Ended December 31, 2006
Compared to the Year Ended December 31, 2005
General
     Revenue increased by 4% to £5,398 million. At constant exchange rates, revenue was 6% higher, or 5% higher on an underlying basis.
     Operating profits of £880 million were up 5%, or 9% at constant exchange rates, compared with £839 million in 2005. Operating profit is stated after amortisation of acquired intangible assets of £297 million (2005: £276 million), acquisition integration costs of £23 million (2005: £21 million) and includes tax charges in respect of joint ventures of £10 million (2005: £6 million). Excluding these items, operating profits would have been up 6% at £1,210 million (2005: £1,142 million), or up 9% at constant exchange rates, and up 8% on an underlying basis. The increase in operating profits at constant exchange rates principally reflects improved operating performance and the contribution from acquisitions.
     Operating margin, including amortisation of acquired intangible assets and acquisition integration costs, was 16.3% (2005: 16.2%). Excluding amortisation of acquired intangible assets, acquisition integration costs and the equity share of taxes in joint ventures, the margin would have been 22.4%, up 0.3 percentage points compared to 2005, or up 0.7 percentage points on an underlying basis. The increase in the reported margin was held back by the inclusion of lower margin acquisitions and currency effects, most particularly the year on year movement in hedge rates for Elsevier journal subscriptions. For further explanation of the effects of currency translation, see “— Effect of Currency Translation” on page 33.
     The amortisation charge for acquired intangible assets of £297 million was up £21 million on the prior year principally as a result of recent acquisitions.
     Net finance costs, at £158 million, were £18 million higher than in the prior year due to higher short term interest rates, the financing costs of acquisitions and the share repurchase programme, partly offset by the benefit of free cash flow.
     Profit before tax was £721 million, compared with £701 million in 2005, an increase of 3%, or 8% at constant exchange rates. The increase in profit before tax principally reflects the increased operating profits, partially offset by increased net finance costs.

     The tax expense was £96 million in 2006, compared with £237 million in 2005, a decrease of £141 million. The effective tax rate on earnings for 2006 was 13% (2005: 34%), reflecting the favourable settlement of tax on prior year disposals and movements in deferred tax balances arising on unrealised exchange differences on long term inter-affiliate lending. These deferred tax movements are recognised in the income statement under IFRS but are not expected to crystallise in the foreseeable future.
     The profit attributable to shareholders of £623 million was up 35%, or 42% at constant exchange rates, compared to £462 million in 2005, reflecting the operating performance of the business and the reduction in tax expense referred to above.
     In 2006, US GAAP net income was £399 million, compared with £374 million in 2005. The increase in US GAAP net income in 2006 compared to 2005 primarily reflects the factors described above, partially offset by additional charges arising in 2006 under US GAAP related to accounting for pensions, where amortisation of deferred actuarial losses increased to £127 million (2005: £78 million), additional losses on disposals and lower tax charges.
Elsevier
     Revenue and adjusted operating profits were up 6% and 4% respectively compared to 2005. At constant exchange rates, revenue and adjusted operating profits were up 8% and 10% respectively, or 5% and 8% on an underlying basis. Excluding the effects of acquisitions, disposals and currency, the operating margin was 0.9 percentage points higher in 2006 than in 2005, driven by revenue growth, stabilising investment levels and further supply chain efficiency.
     The Science & Technology business saw underlying revenue growth of 5% at constant exchange rates reflecting a journal subscription renewal rate of 97%, widening distribution through an expanded sales force, and growth in online databases. ScienceDirect usage continues to grow at over 20% per annum and e-only contracts now account for 45% of journal subscription revenues. The Scopus abstract and indexing database has been well received in the market and is seeing conversion of trials into firm contracts.
     In Health Sciences, revenue growth was 13% at constant exchange rates, or 6% on an underlying basis, reflecting growth in the nursing and allied health professional sectors and in new society journal publishing. Online revenues are growing, up 37% in total, as the medical community increasingly adopts online information services to drive productivity and enhance outcomes. The year saw increasing penetration of the ScienceDirect and MDConsult products and further launches made and planned of electronic reference materials, medical education resources, and specialist information services and workflow tools.
     The integration of the MediMedia MAP businesses acquired in August 2005 is now complete with revenue growth initiatives building momentum and improving margins. The acquisition in May of the Gold Standard drug information database and related products is accelerating our market strategies in electronic health information services to enhance the efficacy of clinical diagnosis and treatment. In December, the Endeavor software business was sold following a reappraisal of its position within Elsevier’s overall market strategies.
     Operating profit of Elsevier, including amortisation of acquired intangible assets and acquisition integration costs, decreased by £1 million to £395 million (a 7% increase at constant exchange rates). This decrease reflects the 4% increase in adjusted operating profit described above offset by currency effects, higher amortisation of acquired intangible assets and higher acquisition integration costs in respect of MediMedia MAP and other recent acquisitions.
LexisNexis
     Revenue and adjusted operating profits were up 7% and 12% respectively compared to 2005. At constant exchange rates, revenue and adjusted operating profits were up by 8% and 13% respectively, or 7% and 13% on an underlying basis. This 7% organic revenue growth compares with 6% in 2005 and 4% in 2004 and reflects the momentum in the business. The adjusted operating margin was 1.1 percentage points higher reflecting the revenue growth and tight cost control.
     In US Legal Markets, subscription renewals and additional online information and solutions sales to both large and small firms drove underlying revenue growth of 6%. The Total Solutions strategy launched in the year has gained traction in the market, focused on the distinctive needs of lawyers across four major areas of their workflow: litigation, client development, research and practice management. An integrated solutions product was also launched for the risk management market. The product portfolio was expanded through organic development and selective acquisition: Casesoft (litigation case analysis) and Dataflight (online repository and tools for evidence management).
     In Corporate and Public Markets underlying revenue growth was 8% reflecting improvement in online news and business information, higher patent volumes and demand in risk management. The Seisint business acquired in 2004 saw continued revenue growth and LexisNexis’ existing risk management business has now been fully migrated to the Seisint technology platform.
     The LexisNexis International business outside the US saw underlying revenue growth of 8% driven by the growing demand for LexisNexis’ online information services across its markets, notably in the UK, France, Germany, Canada and South Africa, and new publishing. The Total Solutions strategy is also being rolled out in these international markets behind increasing online penetration. In the UK this was accelerated with the acquisition of Visualfiles (case management and compliance tools).
     Operating profit of LexisNexis, including amortisation of acquired intangible assets and acquisition integration costs, increased by £46 million to £264 million. This reflects the increase in adjusted operating profit described above and a reduction in acquisition integration costs following the completion of the integration of Seisint.
Harcourt Education
     Revenue and adjusted operating profits were down 1% and 20% respectively compared to 2005. At constant exchange rates, revenues were flat, whilst adjusted operating profits were 19% lower than in 2005. Adjusted operating margins declined to 14.5% compared with 17.9% in 2005, largely reflecting sales and marketing investment ahead of the 2007 adoption market, sales mix and lower profits from the assessment business discussed below.
     The Harcourt US K-12 basal and supplemental businesses have both achieved 1% revenue growth in a US textbook market estimated to be down around 6%. (The weaker market reflects the state textbook adoption cycle and reduced spending by elementary schools in non-adoption states following significant prior year spending on federally supported Reading First programmes.) Harcourt won the leading market share, at 38%, in new state textbook adoptions in which it participated, with particular success from new publishing, notably in the secondary schools market in literature and language arts, science and social studies. The market response to new publishing in the supplemental business, and more manageable backlist attrition, continues the recovery in this business as it replaces traditional supplemental product with more comprehensive intervention programmes, and reorientates sales and marketing activities from individual school to district level.
     The assessment business saw revenues 4% lower on an underlying basis reflecting the net loss of state testing contracts and lower catalog sales. Operational difficulties surrounding a major state testing contract and knock on effects on other contracts resulted in significant cost overruns. Whilst revenues are expected to decline further due to lost contracts, the actions taken by new management appointed in the year have positioned the business for a marked recovery in performance and margin this year and next.
     The Harcourt Education International business saw revenues 1% higher on an underlying basis. Growth in South Africa and in UK export sales was offset by performance in a flat UK market.
     Operating profit of Harcourt Education, including amortisation of acquired intangible assets and acquisition integration costs, decreased by £44 million to £43 million. This reflects the decrease in adjusted operating profit described above and higher amortisation charges.
Reed Business
     Revenue and adjusted operating profits were up 4% and 13% respectively compared to 2005. At constant exchange rates, revenue and adjusted operating profits were up 5% and 14%, with acquisitions and disposals having no overall effect on these growth rates. Adjusted operating margins increased by 1.3 percentage points to 17.0% reflecting the growth in the exhibitions business and tight cost control.
     At Reed Exhibitions, revenues were 12% higher, or 10% on an underlying basis. Growth was seen in key shows across the principal geographies in the US, Europe and Asia Pacific, notably in Japan and in the international Midem entertainment and property shows held in Cannes. Whilst much of business-to-business marketing is moving online, the demand for exhibitions remains as exhibitors and buyers place great value on physical meetings and events to balance other information sources and connections. Underlying profit growth was 16% including 6% from share of joint ventures cycling in. The net effect of other biennial shows cycling in and out is broadly neutral. The Sinopharm exhibitions acquired in a joint venture in China in 2005 are performing ahead of plan and new shows are to be launched in 2007.
     The Reed Business Information magazine and information businesses saw continued underlying revenue growth in online services of over 20%, more than compensating for the 3% decline in print as the business migrates online. Overall RBI revenues were up 2% on an underlying basis. With 24% of revenues now from online services, the overall growth trajectory is encouraging. Adjusted operating profits were up 12% through continued action on costs as resources are rebalanced to the digital opportunity.
     In the US, RBI underlying revenues were 2% lower. Online revenues are growing, particularly from advertising in community sites and new services, and are close to offsetting the print decline seen across most sectors. In the UK, RBI underlying revenues were up 6% reflecting the growth in online recruitment (up 39%) and online subscription services (up 17%). Online revenues now account for 41% of RBI UK revenues with growth and new launches set to increase this further. Print revenues benefited from innovative publishing and design. In continental Europe underlying revenues were up 3%, with again growth in new online services and some further recovery in advertising markets. Revenues in Asia grew 6%.
     As part of a repositioning of the portfolio, the US manufacturing product news tabloid business was sold during the year as well as a number of other titles and North American manufacturing shows. In January 2007 RBI acquired

BuyerZone, a fast growing online service for matching vendors and buyers in procurement tendering that can be leveraged across RBI’s categories.
     Operating profit of Reed Business, including amortisation of acquired intangible assets and acquisition integration costs, increased by £25 million to £183 million. This principally reflects the increase in adjusted operating profit.
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
Critical Accounting Policies
Introduction
     The accounting policies of the Reed Elsevier combined businesses under IFRS are described in note 2 to the combined financial statements. IFRS differs from US GAAP in certain significant respects. The principal differences that affect net income and combined shareholders’ equity are explained in note 34 to the combined financial statements. The most critical accounting policies and estimates used in determining the financial condition and results of the combined businesses, and those requiring the most subjective or complex judgments, relate to the valuation of goodwill and acquired intangible assets, pensions, share based remuneration, financial instruments, taxation and deferred taxation. These critical accounting policies and estimates are discussed further below.
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
Goodwill and acquired intangible assets
     We target acquisitions and alliances that accelerate our strategic development and meet our financial criteria. We have spent £1,125 million on acquisitions in the last three years, including the £414 million acquisition in 2004 of Seisint Inc., a leading risk management business in the United States, and the £188 million acquisition in 2005 of MediMedia MAP, a leading medical publisher in France, Spain, Italy and the United States.
     Publishing businesses generally have relatively modest requirements for physical property, plant and equipment. The principal assets acquired through acquisitions are intangible assets, such as market related assets (e.g. trademarks, imprints, brands), customer based assets (e.g. subscription bases, customer lists, customer relationships), editorial content, software and systems (e.g. application infrastructure, product delivery platforms, in-process research and development), contract based assets (e.g. other publishing rights, exhibition rights, supply contracts) and goodwill. The total cost of acquired intangible assets other than goodwill as at December 31, 2006 was £4.2 billion, on which accumulated amortisation of £2.0 billion had been charged. The total carrying value of acquired goodwill, which is not amortised under IFRS, as at December 31, 2006 was £2.8 billion.
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
     At each balance sheet date, or earlier if indicators are present, reviews are carried out of the carrying amounts of acquired intangible assets and goodwill to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent, if any, of the impairment loss. Where the asset does not generate cash flows that are independent from other assets, estimates are made of the cash flows of the cash generating unit to which the asset belongs. Intangible assets with an indefinite useful life are tested for impairment at least annually and whenever there is an indication that the asset may be impaired.
     The recoverable amount is the higher of fair value, less costs to sell, and value in use. In assessing value in use, estimated future cash flows are discounted to their present value using a discount rate appropriate to the specific asset or cash generating unit. The pre-tax discount rates used are 10-12%, including a risk premium appropriate to the unit being reviewed. Estimated future cashflows are based on latest budgets and forecasts for the next five years, with a 3% long term growth rate assumed thereafter.
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
     Under US GAAP, pensions are accounted for under SFAS 87 — Employers’ Accounting for Pensions, as amended by SFAS 158 — Employers’ Accounting for Defined Benefit Pension and Other Post Retirement Plans. The objective of SFAS 87 is to recognise the cost of an employee’s pension benefits over that employee’s approximate service period, with actuarial gains and losses deferred and recognised in net income over the average remaining service lives of employees. The amendments to SFAS 87 made by SFAS 158 require the full funded status of defined benefit pension plans to be recognised as an asset or liability in the balance sheet as at December 31, 2006. Changes in the funded status are recognised in equity in the year in which they occur thus aligning the balance sheet accounting with IFRS.
     Under both IFRS and US GAAP, accounting for these pension schemes involves judgment about uncertain events, including the life expectancy of the members, salary and pension increases, inflation, the rate of return on scheme assets and the rate at which the future pension payments are discounted. We use estimates for all of these factors in determining the pension cost and obligations recorded in our combined financial statements. These best estimates of future developments are made in conjunction with independent actuaries and each scheme is subject to a periodic review by the independent actuaries. Although we believe the estimates are appropriate, differences arising from actual experience or future changes in assumptions may materially affect future pensions charges. In particular, a decline in the market value of pension scheme assets, absent any change in their estimated rate of return, and/or a reduction to discount rates would result in an increase to future pension costs. These estimates and the sensitivity to them of pension costs and obligations are described in further detail in note 6 to the combined financial statements.
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
     Under both IFRS and US GAAP, the fair value of awards is determined at the date of grant by use of a binomial or Monte Carlo simulation model as appropriate, which require assumptions to be made regarding share price volatility, dividend yield, risk free rate of return and expected option lives. The number of awards that are expected to vest requires assumptions to be made regarding forfeiture rates and the extent to which performance conditions will be met. We use estimates for all of these factors in determining the share based remuneration charge and these are made in conjunction with independent actuaries. Although we believe the estimates used are appropriate, differences arising from the number of awards that ultimately vest and changes to the assumptions used to determine the fair value of future grants may materially affect future charges to net income.
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

Taxation and deferred tax
     Reed Elsevier operates in over 100 locations worldwide and seeks to organise its affairs in a tax efficient manner, taking account of the jurisdictions in which it operates. A number of acquisitions and disposals have been made in recent years giving rise to complex tax issues requiring management to use its judgment to make various tax determinations. Although we are confident that tax returns have been appropriately compiled, there are risks that further tax may be payable on certain transactions or that the deductibility of certain expenditure for tax purposes may be disallowed. Reed Elsevier’s policy is to make provision for tax uncertainties where it is considered probable that tax payments may arise.
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
Effect of Currency Translation
     The combined financial statements on pages F-1 to F-60 are expressed in sterling and are therefore subject to the impact of movements in exchange rates on the translation of the financial information of individual businesses whose operational currencies are other than sterling. The principal exposures in relation to the results reported in sterling are to the US dollar and the euro, reflecting Reed Elsevier’s business exposure to the US and the Euro Zone, its most important markets outside the United Kingdom.
     The currency profile of Reed Elsevier’s revenue, operating profit and profit before tax for 2006, taking account of the currencies of the interest on its borrowings and cash over that period, is set forth below.
Revenue, operating profit and profit before tax in each currency as a percentage of total revenue, operating profit and profit before tax respectively

	US Dollars	Sterling	Euro	Other	Total

Revenue	54%	17%	21%	8%	100%
Operating profit	40%	19%	33%	8%	100%
Profit before tax	32%	24%	34%	10%	100%

     Currency differences decreased Reed Elsevier’s revenue by £69 million in 2006 compared to 2005. Excluding amortisation of acquired intangible assets, currency differences would have decreased operating profits by £38 million in 2006 compared to 2005. Acquired intangible assets are predominantly denominated in US dollars and, after charging amortisation, currency differences decreased operating profits by £36 million in 2006 compared to 2005. Borrowings are predominantly denominated in US dollars and, after charging net finance costs, currency differences decreased profit before tax by £35 million in 2006 compared to 2005. The currency effects described above include the effect of the year on year movement in hedge rates in Elsevier journal subscriptions, the net benefit of which is lower in 2006 than in 2005 as the effect of the weaker US dollar is systematically incorporated within the three year rolling hedging programme.
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
     In August 2005, the IASB issued an amendment to IAS1 — Presentation of Financial Statements — Capital Disclosures, which introduces new disclosures about an entity’s capital and how it manages capital. The amendment is effective for fiscal years beginning on or after January 1, 2007. As a disclosure only requirement, the amendment will not have an impact on the results of operations, or financial position of the combined businesses.
     In November 2006, the IASB issued IFRS8 — Operating Segments, which replaces IAS14 — Segment Reporting. The standard requires an entity to adopt a ‘management approach’ to reporting the financial performance of its operating segments, and is similar to the equivalent US standard, SFAS 131. The information reported would be what management uses internally, which may be different from what is used to prepare the income statement and balance sheet. IFRS8 is effective for fiscal years beginning on or after January 1, 2009. As a disclosure only standard, IFRS8 will not have an impact on the results of operations, or financial position of the combined businesses.
     In February 2006, the FASB issued Statement No. 155, “Accounting for Certain Hybrid Instruments — an amendment of FASB Statements No. 133 and 140” (“SFAS 155”). This statement resolves issues addressed in FASB Statement No. 133 Implementation Issue No. D1, “Application of Statement 133 to Beneficial Interests in Securitized Financial Assets”. The standard permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation. SFAS 155 is effective for all financial instruments acquired, issued or subject to a remeasurement event occurring after the beginning of a fiscal year that begins after September 15, 2006. SFAS 155 would not have had a material effect on the financial position, results of operations or cash flows of the combined businesses under US GAAP as at December 31, 2006.
     In March 2006, the FASB issued Statement No. 156, “Accounting for Servicing of Financial Assets — an amendment of FASB Statement No. 140” (“SFAS 156”). This statement permits an entity to choose either the amortisation method or the fair value method for each class of separately recognised servicing assets and servicing liabilities. SFAS 156 is effective for fiscal years that begin after September 15, 2006. SFAS 156 would not have had a material effect on the financial position, results of operations or cash flows of the combined businesses under US GAAP as at December 31, 2006.
     In June 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”). The interpretation clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognised in the financial statements and provides guidance on the measurement of any recognised tax benefits. The interpretation also introduces requirements for disclosure of unrecognised tax benefits. FIN 48 is effective for fiscal years beginning after December 15, 2006. The evaluation of the impact of adoption on the combined businesses’ financial position and results has not yet been completed.
     In September 2006, the FASB issued Statement No. 157, “Fair Value Measurements” (“SFAS 157”). This statement defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. The statement applies under other accounting pronouncements that require or permit fair value measurements, the FASB having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, the statement does not require any new fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007. SFAS 157 would not have had a material effect on the financial position, results of operations or cash flows of the combined businesses under US GAAP as at December 31, 2006.

LIQUIDITY AND CAPITAL RESOURCES — REED ELSEVIER
Cash Flow
     Reed Elsevier’s net cash generated from operations in 2006 amounted to £1,304 million (2005 £1,223 million; 2004: £1,154 million). Included in these net cash inflows are cash outflows relating to acquisition integration costs charged to operating profit of £26 million (2005: £28 million; 2004: £30 million). Reed Elsevier generates significant cash inflows as its principal businesses do not generally require major fixed or working capital investments. A substantial proportion of revenue is received through subscription and similar advanced receipts, principally for scientific and medical journals and exhibition fees. At December 31, 2006 subscriptions and other revenues in advance totalled £969 million (2005: £979 million; 2004: £947 million).
     Reed Elsevier’s cash outflow on the purchase of property, plant and equipment in 2006 was £88 million (2005: £93 million; 2004: £82 million), while proceeds from the sale of property, plant and equipment amounted to £2 million (2005: £8 million; 2004: £4 million). The cash outflow on internally developed intangible assets in 2006 was £108 million (2005: £102 million; 2004: £110 million), principally relating to investment in software and systems development.
     During 2006, Reed Elsevier paid a total of £171 million (2005: £307 million; 2004: £647 million) for acquisitions, after taking account of net cash acquired of £7 million (2005: £8 million; 2004: £17 million) and of which £22 million (2005: £14 million; 2004: £7 million) is deferred to future years. In addition, £1 million (2005: £15 million; 2004: £nil) was paid in respect of investments in joint ventures and £13 million (2005: £9 million; 2004: £7 million) of deferred payments were made in respect of acquisitions made in prior years. These payments were financed by net cash inflow from operating activities, available cash resources and commercial paper borrowings. Proceeds from sale of equity investments and businesses were £48 million (2005: £36 million; 2004: £12 million).
     During 2006, Reed Elsevier paid dividends totalling £371 million to the shareholders of the parent companies (2005: £336 million; 2004: £309 million). In addition, £217 million was spent in buying back Reed Elsevier PLC and Reed Elsevier NV ordinary shares under the share repurchase programme announced in February 2006. A further £68 million (2005: £27 million; 2004: £29 million) was paid by the Reed Elsevier Group plc Employee Benefit Trust to purchase Reed Elsevier PLC and Reed Elsevier NV shares to meet commitments under the Reed Elsevier share option and conditional share schemes.
     Net borrowings at December 31, 2006 were £2,314 million (2005: £2,694 million; 2004: £2,532 million), comprising gross borrowings of £3,006 million, less £173 million of gains on related derivative financial instruments and cash and cash equivalents of £519 million. The decrease of £380 million from the prior year end principally reflects foreign exchange translation effects following the significant weakening of the US dollar between the beginning and end of the year. These translation effects increase net borrowings by £277 million. Additionally, net borrowings benefitted from free cash flow less dividend and acquisition spend and spend on the share repurchase programme.
     The directors of Reed Elsevier PLC and Reed Elsevier NV, having made appropriate enquiries, consider that adequate resources exist for the combined businesses to continue in operational existence for the foreseeable future.
Contractual Obligations
     The contractual obligations of Reed Elsevier relating to debt finance, operating leases and acquisition obligations at December 31, 2006, analysed by when payments are due, are summarised below.

		Less than			After
	Total	1 year	1-3 years	3-5 years	5 years

	(in millions)
Short term debt(1)(2)	£574	£574	£—	£—	£—
Long term debt (including finance leases) (2)	3,573	491	560	739	1,783
Operating leases	827	115	198	156	358
Acquisition obligations(3)	174	174	—	—	—

Total	£5,148	£1,354	£758	£895	£2,141

(1)	Short term debt is supported by committed facilities and by centrally managed cash and cash equivalents, and primarily comprises commercial paper.

(2)	Short and long term debt obligations comprise undiscounted principal and interest cash flows.

(3)	Acquisition obligations at December 31, 2006 were conditional on regulatory and other approvals.
     Information on retirement benefit obligations is set out in note 6 to the combined financial statements.

Off-Balance Sheet Arrangements
     At December 31, 2006 Reed Elsevier had outstanding guarantees in respect of property lease guarantees. The maximum amount guaranteed as at December 31, 2006 is £41 million for certain property leases up to 2016, of which an amount of £5 million is held as a provision. These guarantees, which would crystallise in the event that existing lessees default on payment of their lease commitments, are unrelated to the ongoing business.
     Save as disclosed above and under contractual obligations, Reed Elsevier has no off-balance sheet arrangements that currently have or are reasonably likely to have a material effect on the combined businesses’ financial condition, results of operations, liquidity, capital expenditure or capital resources.
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
Liquidity
     Reed Elsevier maintains a range of borrowing facilities and debt programmes to fund its requirements, at short notice and at competitive rates. The significance of Reed Elsevier Group plc’s US operations means that the majority of debt is denominated in US dollars and is raised in the US debt markets. A mixture of short term and long term debt is utilised and Reed Elsevier maintains a maturity profile to facilitate refinancing. Reed Elsevier’s policy is that no more than $1.0 billion of term debt issues should mature in any 12-month period. In addition, minimum levels of net debt with maturities over three and five years are specified, depending on the level of the total borrowings.
     During 2006, Reed Elsevier (Investments) plc, a subsidiary of Reed Elsevier Group plc, issued a £0.4 billion Eurobond due in 2016 and established a £1.0 billion Euro-commercial paper programme. Term debt of US$0.55 billion issued by Reed Elsevier Capital Inc. in 2001 matured on August 1, 2006. Reed Elsevier may from time to time repurchase outstanding debt in the open market depending on market conditions, however no such purchases were made in 2006.
     After taking account of the maturity of committed bank facilities that back short term borrowing and after utilising available cash resources, at December 31, 2006 no borrowings mature in the next two years, 25% of borrowings mature in the third year, 24% in the fourth and fifth years, 37% in the sixth to tenth years, and 14% beyond the tenth year.
     In April 2006 Reed Elsevier renegotiated and amended the terms of its $3.0 billion committed credit facility. At December 31, 2006, Reed Elsevier had access to $3.0 billion (2005: $3.0 billion) of committed bank facilities, of which $77 million was drawn. These facilities principally provide back up for short term debt but also security of funding for future acquisition spend in the event that commercial paper markets are not available. All these committed facilities expire within two to three years (2005: two to three years).
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
     At December 31, 2006, after taking account of interest rate and currency derivatives in a designated hedging relationship, $3.8 billion of Reed Elsevier’s net debt was denominated in US dollars and net interest expense was fixed or capped on approximately $2.7 billion of forecast US dollar net debt for the next 12 months. This fixed or capped net debt reduces to approximately $1.2 billion by the end of the third year and reduces further thereafter with all but $0.l billion of fixed rate term debt (not swapped back to floating rate) having matured by the end of 2012.
     At December 31, 2006, fixed rate US dollar term debt (not swapped back to floating rate) amounted to $1.3 billion (2005: $1.9 billion) and had a weighted average life remaining of 8.3 years (2005: 6.7 years) and a weighted average interest coupon of 6.0% (2005: 6.0%). Designated interest rate derivatives in place at December 31, 2006, which fix or cap the interest cost on an additional $1.5 billion (2005: $0.7 billion) of variable rate US dollar debt, have a weighted average maturity of 1.4 years (2005: 2.2 years) and a weighted average interest rate of 4.5% (2005: 5.2%).

Foreign Currency Exposure Management
     Translation exposures arise on the earnings and net assets of business operations in countries other than those of each parent company. These exposures are hedged, to a significant extent, by a policy of denominating borrowings in currencies where significant translation exposures exist, most notably US dollars.
     Currency exposures on transactions denominated in a foreign currency are required to be hedged using forward contracts. In addition, recurring transactions and future investment exposures may be hedged, within defined limits, in advance of becoming contractual. The precise policy differs according to the commercial situation of the individual businesses. Expected future net cash flows may be covered for sales expected for up to the next 12 months (50 months for Elsevier science and medical subscription businesses up to limits staggered by duration). Cover takes the form of foreign exchange forward contracts.
     As at December 31, 2006, the amount of outstanding foreign exchange cover designated against future transactions was $1.2 billion.

OPERATING RESULTS — REED ELSEVIER PLC AND REED ELSEVIER NV
     The following discussion is based on the financial statements of Reed Elsevier PLC and Reed Elsevier NV for the three years ended December 31, 2006. The results of Reed Elsevier PLC reflect its shareholders’ 52.9% economic interest in the Reed Elsevier combined businesses. The results of Reed Elsevier NV reflect its shareholders’ 50% economic interest in the Reed Elsevier combined businesses. The respective economic interests of the Reed Elsevier PLC and Reed Elsevier NV shareholders take account of Reed Elsevier PLC’s 5.8% interest in Reed Elsevier NV. Both parent companies equity account for their respective share in the Reed Elsevier combined businesses. The financial statements of Reed Elsevier PLC and Reed Elsevier NV have been prepared in accordance with IFRS, which differs in certain respects from US GAAP as set out in note 21 to the Reed Elsevier PLC financial statements and note 20 to the Reed Elsevier NV financial statements.
Results of Operations for the Year Ended December 31, 2006
Compared to the Year Ended December 31, 2005
     The earnings per share of Reed Elsevier PLC and Reed Elsevier NV were 25.6p and €0.59 respectively in 2006, compared to 18.6p and €0.43 in 2005. The earnings per share reflect the interests of the respective shareholders of Reed Elsevier PLC and Reed Elsevier NV in the results of the combined businesses.
     Dividends to Reed Elsevier PLC and Reed Elsevier NV shareholders are, other than in special circumstances, equalised at the gross level, including the benefit of the UK attributable tax credit of 10% received by certain Reed Elsevier PLC shareholders. The exchange rate used for each dividend calculation — as defined in the Reed Elsevier merger agreement — is the spot euro/sterling exchange rate, averaged over a period of five business days commencing with the tenth business day before the announcement of the proposed dividend.
     Dividends declared in the year, in amounts per ordinary share, comprise: a 2005 final dividend of 10.7p and 2006 interim dividend of 4.1p giving a total of 14.8p (2005: 13.3p) for Reed Elsevier PLC; and a 2005 final dividend of €0.267 and 2006 interim dividend of €0.102 giving a total of €0.369 (2005: €0.332) for Reed Elsevier NV.
     The board of Reed Elsevier PLC has proposed a 2006 final dividend of 11.8p, giving a total dividend of 15.9p for the year, up 10% on 2005. The boards of Reed Elsevier NV, in accordance with the dividend equalisation arrangements, have proposed a 2006 final dividend of €0.304, which results in a total dividend of €0.406 for the year, up 13% on 2005. The difference in dividend growth rates reflects the movement in the euro:sterling exchange rate between dividend announcement dates.
     Shares repurchased in the year under the annual share repurchase plan announced in February 2006 totalled 20.6 million ordinary shares of Reed Elsevier PLC and 13.4 million ordinary shares of Reed Elsevier NV. Taking into account the associated financing cost, these share repurchases are estimated to have added 0.5% to earnings per share in 2006.
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
     Dividends to Reed Elsevier PLC and Reed Elsevier NV shareholders are, other than in special circumstances, equalised at the gross level, including the benefit of the UK attributable tax credit of 10% received by certain Reed Elsevier PLC shareholders. The exchange rate used for each dividend calculation — as defined in the Reed Elsevier merger agreement — is the spot euro/sterling exchange rate, averaged over a period of five business days commencing with the tenth business day before the announcement of the proposed dividend.
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

ITEM 6: DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
DIRECTORS
     The directors of each of Reed Elsevier PLC, Reed Elsevier NV, Reed Elsevier Group plc and Elsevier Reed Finance BV at February 14, 2007 were:

			Reed Elsevier	Elsevier Reed
Name (Age)	Reed Elsevier PLC	Reed Elsevier NV	Group plc	Finance BV

Gerard van de Aast (49)	Executive Director	Member of the Executive Board	Executive Director	—
Mark Armour (52)	Executive Director and Chief Financial Officer	Member of the Executive Board and Chief Financial Officer	Executive Director and Chief Financial Officer	Member of the Supervisory Board
Jacques Billy (36)	—	—	—	Member of the Management Board
Willem Boellaard (76)	—	—	—	Member of the Management Board
Dien de Boer-Kruyt (62)	—	Member of the Supervisory Board (4)	—	Member of the Supervisory Board
Rudolf van den Brink (59)	—	—	—	Chairman of the Supervisory Board
Sir Crispin Davis (57)	Executive Director and Chief Executive Officer(3)	Chairman of the Executive Board and Chief Executive Officer(3)	Executive Director and Chief Executive Officer	—
Mark Elliott (57)	Non-executive Director(4)	Member of the Supervisory Board (4)	Non-executive Director (2)	—
Erik Engstrom (43)	Executive Director	Member of the Executive Board	Executive Director	—
Jan Hommen (63)	Non-executive Chairman(3)(4)	Chairman of the Supervisory Board (3)(4)	Non-executive Chairman (2)	—
Lisa Hook (49)	Non-executive Director(1)(4)	Member of the Supervisory Board (1)(4)	Non-executive Director (1)	—
Cees van Lede (64)	Non-executive Director(3)(4)	Member of the Supervisory Board (3)(4)	Non-executive Director (2)	—
Andrew Prozes (61)	Executive Director	Member of the Executive Board	Executive Director	—
David Reid (60)	Non-executive Director(1)(4)	Member of the Supervisory Board (1)(4)	Non-executive Director (1)	—
Lord Sharman (63)	Non-executive Director(1)(3)(4)	Member of the Supervisory Board (1)(3)(4)	Non-executive Director (1)	—
Rolf Stomberg (66)	Non-executive Director(3)(4)(5)	Member of the Supervisory Board (3)(4)(5)	Non-executive Director (2)(5)	—
Patrick Tierney (61)	Executive Director	Member of the Executive Board	Executive Director	—
Strauss Zelnick (49)	Non-executive Director(1)(4)	Member of the Supervisory Board (1)(4)	Non-executive Director (1)	—

(1)	Member of the Audit Committees of the boards of Reed Elsevier PLC, Reed Elsevier NV and Reed Elsevier Group plc.

(2)	Member of the Remuneration Committee of the board of Reed Elsevier Group plc.

(3)	Member of the joint Nominations Committee of the boards of Reed Elsevier PLC and Reed Elsevier NV.

(4)	Member of the joint Corporate Governance Committee of the boards of Reed Elsevier PLC and Reed Elsevier NV.

(5)	Senior independent non-executive director, as defined by The Combined Code: Principles of Good Governance and Code of Best Practice in the United Kingdom.
     A person described as a non-executive director of Reed Elsevier PLC or Reed Elsevier Group plc or a member of the Supervisory Board of Reed Elsevier NV is a director not employed by such company in an executive capacity.
     Gerard van de Aast is Chief Executive Officer of the Reed Business division. Appointed a director of Reed Elsevier Group plc and Reed Elsevier PLC in December 2000 and director of Reed Elsevier NV in April 2001. Member of the Supervisory Board of Océ NV. Prior to joining Reed Elsevier was Vice President and General Manager of Compaq’s Enterprise business in Europe, Middle East and Africa.
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
     Willem Boellaard was appointed a member of the Management Board of Elsevier Reed Finance BV in December 1998. He joined Reed Elsevier PLC in 1990.
     Dien de Boer-Kruyt was appointed a member of the Supervisory Board of Reed Elsevier NV and of Elsevier Reed Finance BV in 2000. A member of the Supervisory Boards of Sara Lee International (a subsidiary of Sara Lee Corporation), Imtech NV and Allianz Nederland Group NV. Member of the Supervisory Board of the National Registry of non-executive directors and director of the leadership programmes Call and Ravel, for leaders in business, government and universities.
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
     Mark Elliott was appointed a non-executive director of Reed Elsevier Group plc, Reed Elsevier PLC and a member of the Supervisory Board of Reed Elsevier NV in April 2003. General Manager IBM Global Solutions. Held a number of positions with IBM, including Managing Director of IBM Europe, Middle East and Africa. Served on the board of IBAX, a hospital software company jointly owned by IBM and Baxter Healthcare, and as chairman of the Dean’s Advisory council of the Kelly School of Business, Indiana University. Non-executive director of Group 4 Securicor plc.
     Erik Engstrom is Chief Executive Officer of the Elsevier division. He joined Reed Elsevier in August 2004, when he was also appointed a director of Reed Elsevier Group plc and Reed Elsevier PLC. Appointed to the board of Reed Elsevier NV in April 2005. Prior to joining Reed Elsevier, was a partner at General Atlantic Partners. Before that was president and chief operating officer of Random House. Began his career as a consultant with McKinsey. Served as a non-executive director of Eniro AB.
     Jan Hommen was appointed non-executive Chairman of Reed Elsevier PLC and Reed Elsevier Group plc, and Chairman of the Supervisory Board of Reed Elsevier NV in April 2005. Chairman of the Supervisory Board of TNT NV, Academisch Ziekenhuis Maastricht and TiasNimbas, business school of the University of Tilburg. A member of the Supervisory Board of Koninklijke Ahold NV, ING NV and Campina. Was vice-chairman of the board of management and chief financial officer of Royal Philips Electronics NV until his retirement in 2005.
     Lisa Hook was appointed a non-executive director of Reed Elsevier Group plc, Reed Elsevier PLC and a member of the Supervisory Board of Reed Elsevier NV in April 2006. President, Chief Executive Officer and Chairman of Sun Rocket, Inc. Before that was President of AOL Broadband Premium and Developer Services. Prior to joining AOL was a partner at Brera Capital Partners LLC. Previously was Chief Operating Officer of Time Warner Telecom. Has served as Senior Advisor to the Federal Communications Commission Chairman and as senior counsel to Viacom Cable.
     Cees van Lede was appointed a non-executive director of Reed Elsevier Group plc, Reed Elsevier PLC and a member of the Supervisory Board of Reed Elsevier NV in April 2003. Chairman of the Supervisory Board of Heineken NV and a member of the Supervisory Boards of Akzo Nobel NV and Royal Philips Electronics NV. Non-executive director of Air France KLM, Air Liquide SA and Sara Lee Corporation. Chairman of INSEAD and a Senior Advisor for Europe of JPMorgan. Was chairman of the board of management of Akzo Nobel NV until his retirement in May 2003.

Mr van Lede will retire as a director of Reed Elsevier PLC, Reed Elsevier NV and Reed Elsevier Group plc on April 18, 2007.
     Andrew Prozes is Chief Executive Officer of the LexisNexis division. Appointed a director of Reed Elsevier Group plc and Reed Elsevier PLC in July 2000 and director of Reed Elsevier NV in April 2001. Non-executive director of Cott Corporation. Prior to joining Reed Elsevier was an Executive Vice President with the West Group, part of the Thomson Corporation and prior to that was Group President of Southam Inc.
     David Reid was appointed a non-executive director of Reed Elsevier Group plc, Reed Elsevier PLC and a member of the Supervisory Board of Reed Elsevier NV in April 2003. Non-executive Chairman of Tesco plc, having previously been executive deputy chairman until December 2003, and finance director from 1985 to 1997. Chairman of Kwik-Fit and previously a non-executive director of De Vere plc, Legal & General plc and Westbury plc.
     Lord Sharman was appointed a non-executive director of Reed Elsevier Group plc and Reed Elsevier PLC in January 2002, and a member of the Supervisory Board of Reed Elsevier NV in April 2002. Non-executive chairman of Aviva plc and Aegis Group plc, non-executive director of BG Group plc and a member of the Supervisory Board of ABN-AMRO NV. Member of the House of Lords since 1999. Joined KPMG in 1966 where he was elected UK Senior Partner in 1994 and also joined both the International and Executive Committees of KPMG. Between 1997 and 1999 he was Chairman of KPMG Worldwide.
     Rolf Stomberg was appointed a non-executive director of Reed Elsevier Group plc and Reed Elsevier PLC in January 1999 and a member of the Supervisory Board of Reed Elsevier NV in April 1999. Chairman of Management Consulting Group plc and of the Supervisory Board of Lanxess AG and Francotype AG. Non-executive director of Smith & Nephew plc, AOA Severstal, TNT NV, Deutsche BP AG, HOYER GmbH and Biesterfeld AG. Formerly a director of The British Petroleum Company plc where he spent 27 years, latterly as Chief Executive of BP Oil International.
     Patrick Tierney is Chief Executive Officer of the Harcourt Education division. Joined Reed Elsevier in January 2003 and appointed a director of Reed Elsevier Group plc, Reed Elsevier PLC and Reed Elsevier NV in April 2003. Prior to joining Reed Elsevier was chief executive officer of Thomson Financial, part of the Thomson Corporation.
     Strauss Zelnick was appointed a non-executive director of Reed Elsevier PLC and Reed Elsevier Group plc, and a member of the Supervisory Board of Reed Elsevier NV in April 2005. Founder of ZelnickMedia Corporation in 2001. Chairman of Columbia Music Entertainment Inc, ITN Networks and OTX Corporation. Prior to founding ZelnickMedia, was President and Chief Executive Officer of BMG Entertainment from 1998, and before that President and Chief Executive Officer of BMG Entertainment North America. He served as the Chief Executive Officer of Crystal Dynamics and as the President and Chief Operating Officer of 20th Century Fox.
SENIOR MANAGEMENT
     The executive officers of Reed Elsevier Group plc, other than directors, at February 14, 2007 were:
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
     Ian Fraser: Group HR Director. A member of the Reed Elsevier management committee. Joined Reed Elsevier in 2005. Prior to joining Reed Elsevier, he was Human Resources Director at BHP Billiton plc and, before that, held senior positions in human resources at Charter plc and Woolworths plc.
COMPENSATION
Remuneration Committee
     The Remuneration Committee (the “Committee”) is responsible for:

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
     The following individuals also provided material advice or services to the Committee during the year:

—	Sir Crispin Davis (Chief Executive Officer);

—	Ian Fraser (Group HR Director); and

—	Philip Wills (Director, Compensation and Benefits).
     Throughout 2006, the Committee consisted wholly of independent non-executive directors: Rolf Stomberg (“Chairman”), Mark Elliott, Cees van Lede and with effect from July 24, 2006, the Chairman of Reed Elsevier, Jan Hommen. At the invitation of the Chairman, the Chief Executive Officer attends the meetings of the Committee except when his own remuneration is under consideration.
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
     The challenges and demands created by the need for global market competitiveness as well as for internal consistency have led the Committee to apply a common and consistent set of standards to the design and operation of its incentive plans, including the level of incentive opportunity.
     The Committee believes that in order to meet its remuneration objectives, the remuneration of executive directors should comprise a balance between fixed and variable (performance-related) pay elements with the greater proportion of potential reward being linked to performance. For superior performance, some 60% of each director’s total target remuneration is performance-related.
     The Committee regularly reviews remuneration policy to ensure that it is sufficiently flexible to take account both of future changes in Reed Elsevier’s business operations and environment and of key developments in remuneration practice. Consequently, the policy set out in this report has applied during 2006 and will apply in 2007 subject to any necessary changes. Any changes will be described in full in future reports.
Remuneration objectives
     The principal objectives of the policy are to attract and motivate executives of the highest calibre and experience, who are capable of shaping and executing strategy and delivering shareholder value in a competitive and increasingly global employment market. The Committee believes that this requires the following:

(i)	a pay and benefits package which is competitive with packages offered by other leading multinational companies operating in global markets, i.e. one which provides upper quartile total remuneration for the sustained delivery of the clearly superior levels of performance;

(ii)	a reward structure that links individual performance, company performance and parent company share price performance so as to align the interests of the directors with those of the group as a whole and its shareholders; and

(iii)	an approach to performance management that stimulates enhanced performance by directors, recognises their individual contribution to the attainment of our short and longer-term results and also encourages the teamwork which is essential to achieve the long-term strategic objectives.
     Base salary and the annual incentive plan (“AIP”) aim to position the executive within the relevant market for executive talent and to provide a focus on the delivery of our shorter-term strategic objectives.
     The Executive Share Option Scheme (“ESOS”) and Long-Term Incentive Scheme (“LTIS”) encourage a focus on longer-term earnings growth and total shareholder return and increase executives’ alignment with shareholders’ interests.

     The Committee believes that the main driver of long-term shareholder value is sustained growth in profitability. In relation to shareholders, the primary measure of profitability is growth in the average of the Reed Elsevier PLC and Reed Elsevier NV adjusted earnings per share (i.e. before the amortisation of acquired intangible assets, acquisition integration costs, disposals and other non operating items, related tax effects and movements on deferred tax balances not expected to crystallise in the near term) at constant exchange rates (“Adjusted EPS”), which is supported, at an operational level, by the measures of revenue growth, profitability, cash generation and return on invested capital. In addition, recognising shareholders’ preference for longer term incentive arrangements to include a performance measure based on shareholder return, a further measure of total shareholder return relative to a focused peer group applies to awards made under the LTIS from 2006. These measures are integrated into our reward structure. In all cases, payments are made against a sliding scale of performance achievement, since this is the most direct way to link pay with performance.
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
     In relation to long-term incentives, the performance measures are tested once at the end of the specific performance period and are not subsequently re-tested.
     This overall approach is set out in greater detail below with reference to the individual elements of the reward package for executive directors:
Base Salary

     Salaries are reviewed annually to take account of two factors: firstly, market movement and individual performance during the previous year; secondly, the increased and sustainable contribution of the individual to the group which may position the individual at a higher value relative to the market. The review of an individual salary does not automatically result in an increase to that salary.
     The annual salary increases made to executive directors with effect from January 1, 2006 were consistent with US and UK norms, respectively, for increases paid to senior executives during 2006. The increases to US-based executives were in a range from 3% to 7%; the increases to UK-based executives were in a range from 4% to 6%, except in the case of Mr van de Aast, who was given an increase to align him more appropriately to the global market within which he operates, rather than to the UK market, which accounts for less than 20% of his business.
     Because of the many countries in which we operate, there is no practical basis on which to compare directors’ pay increases with those of other employees. However, the same factors, in terms of market, personal contribution and performance determine the level of increase across all employee populations globally.
Annual Incentive Plan (“AIP”)

—	Based on achievement of financial performance targets set against the critical measures of revenue growth, profit, cash generation and Key Performance Objectives (“KPOs”).

—	Directors have a target bonus opportunity of 90% of salary, which is payable for the achievement of highly stretching financial targets, (which align with the annual budget and the parent companies’ minimum 10% constant currency Adjusted EPS objective), and for outstanding performance against KPOs. For 2007, a maximum of 150% of salary could be paid for exceptional performance (for 2006 this was 110%). All targets are approved by the Committee at the beginning of the year.

—	The target 90% bonus opportunity is allocated as follows, as a percentage of salary:

— Revenue	27%
— Profit	27%
— Cash Flow Conversion Rate	9%
— KPOs	27%
     The four elements are measured separately, such that there could be a pay-out on one element and not on others.

—	For 2007, payment against each financial performance measure will only commence if a threshold of 97.5% of the target is achieved (for 2006 this was 94%).

—	Each director is typically set around six KPOs. These represent critical, non-financial priorities, for which they are accountable. Against each objective, a number of measurable “milestone targets” are defined. These must be achieved during the annual performance period for the KPO payout to be made.
Bonus Investment Plan (“BIP”)

—	Designed to encourage increased personal shareholding by the participant.

—	Directors and other designated key senior executives may invest up to half of any payment they receive under the AIP in shares of Reed Elsevier PLC or Reed Elsevier NV.

—	Subject to continued employment, and to their retaining these investment shares during a three-year performance period, they will be awarded an equivalent number of matching shares.

—	The award of matching shares is dependent on the achievement of a performance condition. In 2006, this was the achievement of at least 6% per annum compound growth in the average of Reed Elsevier PLC and Reed Elsevier NV Adjusted EPS — measured at constant exchange rates over the three year vesting period.
Executive Share Options (“ESOS”)

—	Annual grants of options are made over shares in Reed Elsevier PLC and Reed Elsevier NV at the market price at date of grant.

—	The level of option grant and the performance conditions are determined and reviewed by the Committee annually.

—	The standard performance condition, which governs the size of grant for all participants, relates to the compound annual growth in Adjusted EPS (at constant currencies) over the three years prior to grant. The “Target Grant Pool” for all participants is defined with reference to share usage during the base year of 2003, as follows:

Adjusted EPS Growth	Target Grant Pool
(constant currencies) per annum	(as a % of 2003 Grant)

Less than 6%	50%
6% or more	75%
8% or more	100%
10% or more	125%
12% or more	150%

—	The awards made to executive directors are subject to an annual maximum of three times base salary. The awards are subject to the following three performance criteria:
       On grant

—	corporate performance as measured by Adjusted EPS growth in accordance with the criteria above, and

—	individual performance over the three year period prior to grant;
       On vesting

—	a further performance condition such that the compound growth in Adjusted EPS (at constant currencies) during the three years following grant must be at least 6% per annum. There is no retesting of the performance condition.

—	The combination of the tests on grant and vesting require sustained high level profit growth over a continuous six year period in respect of each individual grant to executive directors.

—	Options are normally exercisable between three and ten years from the date of grant.

Long-term Incentive (“LTIS”)
     In line with its previous commitment to shareholders the Committee reviewed the operation of the LTIS in 2006 and shareholders approved changes to its operation which apply to awards made from 2006.

—	All executive directors will be eligible to receive an annual grant of performance shares with a target value of around 135% of salary. (Lower levels of grant will apply to other senior executives invited to participate in the LTIS).

—	Awards consist solely of performance shares.

—	In addition to achieving a demanding EPS performance target over a three year performance period, an additional Total Shareholder Return (“TSR”) performance target over the same three year period is also applied.
     The minimum level of compound Adjusted EPS growth (at constant currencies) will continue to be 8% per annum, with maximum vesting (under the EPS measure) being achieved for growth of 12% per annum. Any award earned through EPS performance may then be increased in line with Reed Elsevier’s TSR performance against a comparator group over the three year period. No increase will be applied for TSR performance which is below median, and the maximum increase will be applied at upper quartile or higher levels of TSR achievement. No award will be made to participants if Reed Elsevier fails to achieve the minimum threshold of 8% p.a. Adjusted EPS growth (at constant currencies), irrespective of the associated TSR performance.
     The effect of the combination of these two measures is shown in the following table, which sets out the potential payment as a percentage of the initial target award:

	TSR Ranking

			62.5
Adjusted EPS Growth (constant currencies) per annum	Below median	Median	percentile	Upper quartile

Below 8%	0%	0%	0%	0%
8%	28%	35%	42%	49%
10%	80%	100%	120%	140%
12% & over	108%	135%	162%	189%
     For executive directors, the target award of 135% of salary could therefore be increased to a maximum of around 255% of salary (135% x 189%). Any shares which vest will be treated as attracting dividends during the performance period. This could increase the maximum to around 270% of salary depending on dividend payments.
     The Committee considers this performance condition to be tougher than normal UK practice because the TSR element can improve the reward to participants if, but only if, the Adjusted EPS test has first been achieved.

—	Reed Elsevier’s TSR will be tested against a selected international group of competitor companies over a three year period. For awards made in 2007, these companies will be as follows:

The Thomson Corporation McGraw Hill Reuters Group Pearson Wolters Kluwer ChoicePoint EMAP Informa Dow Jones	United Business Media Fair Isaac John Wiley & Sons DMGT Lagardere Dun & Bradstreet WPP Taylor Nelson
           Note: VNU became a private company during 2006 and has been removed from the peer group.
     The TSR of Reed Elsevier and each of the comparator companies will be calculated in the currency of its primary listing, which the Committee considers to be the fairest test of management’s relative performance. Reed Elsevier’s TSR will be taken as a simple average of the TSR of Reed Elsevier PLC and Reed Elsevier NV.

—	The Committee continues to have full discretion to reduce or cancel awards granted to participants based on its assessment as to whether the EPS and TSR performance fairly reflects the progress of the business having regard to underlying revenue growth, cash generation, return on capital and any significant changes in inflation as well as individual performance.
Retirement Benefits

—	The Committee reviews retirement benefit provision in the context of the total remuneration package for each director, bearing in mind their age and service and against the background of evolving legislation and practice in the group’s major countries of operation.

—	Base salary is the only pensionable element of remuneration.

—	The three UK-based executive directors are provided with conventional UK “defined benefit” pension arrangements targeting two-thirds (Sir Crispin Davis 45%) of salary at a normal retirement age of 60. The targeted pension is provided through a combination of:

—	the main UK Reed Elsevier Pension Scheme for salary restricted to a cap, determined annually on the same basis as the pre-April 2006 Inland Revenue earnings cap; and

—	Reed Elsevier’s unfunded unapproved pension arrangement for salary above the cap.

—	P. Tierney and A. Prozes are covered by a mix of defined benefit and defined contribution arrangements. In accordance with US legislation, these directors have no defined retirement age. Reed Elsevier pays a contribution of 19.5% of salary to E. Engstrom’s personal pension plan.

—	These arrangements are set out in further detail on pages 49 and 50.
Shareholding Requirement
     Participants in the LTIS are required to build up a significant personal shareholding in Reed Elsevier PLC and/or Reed Elsevier NV. Following shareholders’ approval of the revised terms of the LTIS in 2006, the shareholding requirement for the Group Chief Executive Officer is now three times salary (previously 1.5 times salary) and for other executive directors is two times salary (previously 1.5 times salary). These revised shareholding requirements must be met by February 2009 at the latest.
     Details of directors’ shareholdings, as at December 31, 2006 and March 22, 2007, are set out on page 63.
Service Contracts
     Executive directors are employed under service contracts which generally provide for one year’s notice and neither specify a pre-determined level of severance payment nor contain specific provisions in respect of change in control.
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
     No loans, advances or guarantees have been provided for the benefit of any director.
     The service contracts for executive directors (and for approximately 130 other senior executives) contain the following provisions:

—	covenants which prevent them from working with specified competitors, recruiting Reed Elsevier employees and soliciting Reed Elsevier customers for a period of 12 months after leaving employment;

—	in the event of their resigning, they will immediately lose all rights to any outstanding awards under the LTIS, ESOS and BIP granted from 2004 onwards, including any vested but unexercised options; and

—	in the event that they join a specified competitor within 12 months of termination, any gains made in the six months prior to termination on the exercise or vesting of an LTIS, ESOS and BIP award made from 2004 onwards shall be repayable.
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

—	Sir Crispin Davis is a non-executive director of GlaxoSmithKline plc and received a fee of £70,000 during 2006.

—	Erik Engstrom was a non-executive director of Eniro AB (until April 5, 2006) and received a fee of £5,527 during 2006.

—	Andrew Prozes is a non-executive director of the Cott Corporation and received a fee of £30,435 during 2006.

—	Gerard van de Aast is a non-executive director of Océ NV (since May 1, 2006) and received a fee of £15,879 during 2006.
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
     In 2005 the Reed Elsevier Group plc board introduced a charity donation matching programme for non-executive directors. Under the policy, where a non-executive director donates all or part of their fees to a registered charity, the company may, at its sole discretion, make a matching donation to any charity, provided the charity’s objectives are judged to be appropriate and are not political or religious in nature. Messrs Reid, Zelnick and van Lede each donated a proportion of their fees in respect of 2006 to charity and, in accordance with the programme the company made matching charitable donations of £22,500, £42,065 and £20,408, respectively.
Fee levels
     Non-executive directors receive one annual fee in respect of their memberships of the boards of Reed Elsevier PLC, Reed Elsevier NV and Reed Elsevier Group plc. The fee paid to GJ de Boer-Kruyt, who serves only on the Supervisory Board of Reed Elsevier NV, reflects her time commitment to that company and to other companies within the Reed Elsevier combined businesses. Non-executive directors are reimbursed for expenses incurred in attending meetings. They do not receive any performance related bonuses, pension provisions, share options or other forms of benefit. Fees may be reviewed annually, although in practice they have changed on a less frequent basis and were last reviewed with effect from May 1, 2003. The fee for Mrs de Boer-Kruyt was last reviewed with effect from January 1, 2004.

Emoluments of the directors
     The emoluments of the directors of Reed Elsevier PLC and Reed Elsevier NV (including any entitlement to fees or emoluments from either Reed Elsevier Group plc or Elsevier Reed Finance BV) were as follows:
(a) Aggregate emoluments

	2006	2005

	(In thousands)
Salaries and fees	£4,502	£4,234
Benefits	126	111
Annual performance-related bonuses	3,273	3,001
Pension contributions	139	135
Pension to former director	221	223
Payment to former director	—	10

Total	£8,261	£7,714

     No compensation payments have been made for loss of office or termination in 2005 and 2006.
     Details of long-term share based incentives exercised by the directors over shares in Reed Elsevier PLC and Reed Elsevier NV during the year are shown on pages 54 to 57. The aggregate notional pre-tax gain made by the directors on the exercise of such incentives during the year was £1,408,072 (2005: £471,482).
(b) Individual emoluments of executive directors

	2006				2005

	Salary	Benefits	Bonus	Total	Total

G J A van de Aast	£503,946	£18,795	£538,862	£1,061,603	£855,203
M H Armour	561,750	21,765	488,790	1,072,305	1,029,361
Sir Crispin Davis	1,081,600	39,048	919,360	2,040,008	1,991,516
E Engstrom	593,478	18,661	541,341	1,153,480	1,050,436
A Prozes	604,783	16,857	572,282	1,193,922	1,148,440
P Tierney	582,174	10,445	212,843	805,462	755,878

Total	£3,927,731	£125,571	£3,273,478	£7,326,780	£6,830,834

     Benefits principally comprise the provision of a company car, medical insurance and life assurance.
     Messrs. Prozes and Tierney, together with certain other senior US-based executives and managers, participate in a bonus deferral plan that affords participants the ability to defer payment of all or part of the annual incentive bonuses otherwise payable to them, provided that such deferral is elected before the amount of such bonus is determined. Deferral can be for a stated term or until termination of employment. The deferred funds are credited with income based on the performance of specified reference investment funds or indices. Deferred funds may be drawn at any time subject to a 10% forfeiture, or without forfeiture in the event of severe financial hardship resulting from illness or accident to the participant or a beneficiary, loss of principal residence due to casualty or other circumstances beyond the control of the participant determined to constitute severe financial hardship by the Remuneration Committee that administers the plan.
     Sir Crispin Davis was the highest paid director in 2006. His aggregate notional pre-tax gain on the exercise of share based incentives during the year was £252,260 (2005: £9,576).
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
     The target pension for A Prozes, a US-based director, after completion of seven years’ pensionable service is US$300,000 per annum. In the event that Mr. Prozes completes more than seven years’ pensionable service, the pension payable will be increased on a pro rata basis by US$42,857 per annum. The pension will be reduced in amount by the value of any other retirement benefits payable by Reed Elsevier or which become payable by any former employer, other than those attributable to employee contributions. The target pension for P Tierney, a US-based director, after completion of five years’ pensionable service is US$440,000 per annum, inclusive of any other retirement benefits payable by Reed Elsevier or any former employer, other than those attributable to employee contributions. In the event of termination of employment before completion of five years’ pensionable service, the pension payable will be reduced proportionately. As US employees Messrs Prozes and Tierney also are eligible to participate in the Reed Elsevier 401k plan, to which Reed Elsevier contributed £3,654 and £3,552 respectively for the year.
     The pension arrangements for the above directors include life assurance cover whilst in employment, an entitlement to a pension in the event of ill health or disability and a spouse’s and/or dependants’ pension on death.
     E Engstrom is not a member of a company pension scheme and Reed Elsevier made a contribution to Mr. Engstrom’s designated retirement account of £115,728, equivalent to 19.5% of his annual salary. In addition, Mr. Engstrom is provided with life assurance cover whilst in employment.
     The increase in the transfer value of the directors’ pensions, after deduction of contributions, is shown below:

									Transfer value
								Increase in	of increase
					Increase in			accrued	in accrued
			Transfer	Transfer	transfer		Increase in	annual	annual pension
			value	value	value during	Accrued	accrued	pension	during the
			of accrued	of accrued	the period	annual	annual	during	period (net of
	Age		pension	pension	(net of	pension	pension	the period	inflation
	December 31,	Directors’	December 31,	December 31,	directors’	December 31,	during	(net of	and directors’
	2006	contributions	2005	2006	contributions)	2006	the period	inflation)	contributions)

G J A van de Aast	49	£5,393	£721,552	£1,074,289	£347,344	£102,216	£29,332	£27,728	£286,033
M H Armour	52	5,393	2,259,816	2,866,803	601,594	223,097	28,454	24,179	305,304
Sir Crispin Davis	57	5,393	5,563,704	7,361,487	1,792,390	373,869	63,395	56,564	1,108,360
A Prozes	60	—	—	—	—	—	—	—	—
P Tierney	61	—	1,704,782	2,130,248	425,466	172,196	22,425	22,425	275,942
     Transfer values have been calculated in accordance with the guidance note “GN11” published by the UK Institute of Actuaries and Faculty of Actuaries.
     The transfer value in respect of individual directors represents a liability in respect of directors’ pensions entitlement, and is not an amount paid or payable to the director.
(d) Individual emoluments of non-executive directors

	2006	2005

G J de Boer-Kruyt	£22,993	£23,151
J F Brock (until April 28, 2005)	—	11,130
M W Elliott	45,000	45,000
J Hommen (from April 27, 2005)	238,095	159,817
L Hook (from April 19, 2006)	30,000	—
C J A van Lede	44,218	44,521
D E Reid	45,000	45,000
Lord Sharman	52,000	52,000
R W H Stomberg	52,381	52,740
M Tabaksblat (until April 28, 2005)	—	47,945
S Zelnick (from April 27, 2005)	45,000	33,750

Total	£574,687	£515,054

Compensation of executive officers
     The aggregate compensation paid to all executive officers (other than directors) of Reed Elsevier Group plc (five persons) as a group, for services in such capacities for the year ended December 31, 2006, was £2,581,398 which included contributions made to the pension plans in respect of such officers of £83,833.

BOARD PRACTICES
REED ELSEVIER
     The boards of directors of Reed Elsevier PLC and Reed Elsevier NV manage their respective shareholdings in Reed Elsevier Group plc and Elsevier Reed Finance BV. The boards of Reed Elsevier PLC, Reed Elsevier NV and Reed Elsevier Group plc are harmonised. Subject to shareholders of Reed Elsevier PLC and Reed Elsevier NV re-electing retiring directors at their respective Annual General Meetings in 2007, all the directors of Reed Elsevier Group plc will also be directors of Reed Elsevier PLC and of Reed Elsevier NV. For a complete description of the board membership positions and executive officer positions within Reed Elsevier, see “— Directors” on page 40. Details of the Audit Committees of Reed Elsevier Group plc, Reed Elsevier PLC and Reed Elsevier NV are given under “Item 15: Controls and Procedures” and details of the Remuneration Committee are given under “— Compensation” on pages 42 and 43.
REED ELSEVIER GROUP PLC
     The Reed Elsevier Group plc board currently consists of six executive directors and eight independent non-executive directors. A person may only be appointed or proposed or recommended for appointment to the board if that person has been nominated for that appointment by the joint Nominations Committee of Reed Elsevier PLC and Reed Elsevier NV. Persons nominated by the joint Nominations Committee will be required to be approved by the Reed Elsevier Group plc board, prior to appointment to the Reed Elsevier Group plc board.
     Decisions of the board of directors of Reed Elsevier Group plc require a simple majority, and the quorum required for meetings of the board of Reed Elsevier Group plc is any two directors.
     The Reed Elsevier Group plc board has established the following committees:
      — Audit — comprising four independent non-executive directors
      — Remuneration — comprising four independent non-executive directors
     Arrangements established at the time of the merger of Reed Elsevier PLC’s and Reed Elsevier NV’s businesses provide that, if any person (together with persons acting in concert with him) acquires shares, or control of the voting rights attaching to shares, carrying more than 50% of the votes ordinarily exercisable at a general meeting of Reed Elsevier PLC or Reed Elsevier NV and has not made a comparable take-over offer for the other party, the other party may by notice suspend or modify the operation of certain provisions of the merger arrangements, such as (i) the right of the party in which control has been acquired (the “Acquired Party”) to appoint or remove directors of Reed Elsevier PLC, Reed Elsevier NV and Reed Elsevier Group plc and (ii) the Standstill Obligations (defined below) in relation to the Acquired Party. Such a notice will cease to apply if the person acquiring control makes a comparable offer for all the equity securities of the other within a specified period or if the person (and persons acting in concert with him) ceases to have control of the other.
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
REED ELSEVIER PLC
     The Reed Elsevier PLC board currently consists of six executive directors and eight independent non-executive directors. A person may only be appointed or proposed or recommended for appointment to the board if that person has been nominated for that appointment by the joint Nominations Committee of Reed Elsevier PLC and Reed Elsevier NV. Persons nominated by the joint Nominations Committee will be required to be approved by the Reed Elsevier PLC board, prior to the appointment to the Reed Elsevier PLC board. A copy of the terms of reference of the Nominations Committee is available on request and can be viewed on the Reed Elsevier website, www.reedelsevier.com. The information on our website is not incorporated by reference into this report. The joint Nominations Committee comprises four non-executive directors, all of whom are independent, plus the Chief Executive Officer.
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
     The Reed Elsevier PLC board has also established the following committees:

—	Audit — comprising four independent non-executive directors; and

—	Corporate Governance — a joint committee of Reed Elsevier PLC and Reed Elsevier NV, comprising all non-executive directors and members of the supervisory board of each company, all of whom are independent.
     Each director on the Reed Elsevier PLC board is required to retire by rotation at least every three years, and are able then to make themselves available for re-election by shareholders at the Annual General Meeting.
REED ELSEVIER NV
     Reed Elsevier NV has a two-tier board structure currently comprising six executive directors (the “executive board”) and nine independent non-executive directors (the “Supervisory Board” and, together with the executive board, the “combined board”). A person may only be appointed or proposed or recommended for appointment to the boards if that person has been nominated for that appointment by the joint Nominations Committee of Reed Elsevier PLC and Reed Elsevier NV. Persons nominated by the joint Nominations Committee will be required to be approved by the Reed Elsevier NV combined board prior to appointment to the Reed Elsevier NV executive or supervisory board and by Reed Elsevier NV shareholders. The joint Nominations Committee comprises four members of the Supervisory Board, all of whom are independent, plus the Chief Executive Officer.
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
     The Reed Elsevier NV supervisory board has also established the following committees:

—	Audit — comprising four independent members of the Reed Elsevier NV Supervisory Board; and

—	Corporate Governance — a joint committee of Reed Elsevier NV and Reed Elsevier PLC, comprising all members of the Supervisory Board and non-executive directors of each company, all of whom are independent.
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
EMPLOYEES
     Reed Elsevier’s average number of employees in the year ended December 31, 2006 was 36,800 (2005: 36,100; 2004: 35,100). Approximately 5,900 were located in the UK (2005: 5,800; 2004: 5,700); 20,000 in North America (2005:

20,100; 2004: 19,800); 2,500 in the Netherlands (2005: 2,500; 2004: 2,600); 4,600 in the rest of Europe (2005: 4,300; 2004: 4,000); and 3,800 in the rest of the world (2005: 3,400; 2004: 3,000). The average number of employees in the business segments in the year ended December 31, 2006 was 7,300 in Elsevier (2005: 7,100; 2004: 6,700); 13,700 in LexisNexis (2005: 13,200; 2004: 12,800); 5,300 in Harcourt Education (2005: 5,400; 2004: 5,300); 10,300 in Reed Business (2005: 10,200; 2004: 10,100); and 200 in corporate/shared functions (2005: 200; 2004: 200). At December 31, 2006, the number of employees was approximately 36,800, which comprised 7,200 in Elsevier; 13,800 in LexisNexis; 5,300 in Harcourt Education; 10,300 in Reed Business; and 200 in corporate/shared functions.
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

SHARE OWNERSHIP
REED ELSEVIER PLC
Share options
     The following table sets forth the details of options held by directors over Reed Elsevier PLC ordinary shares as at December 31, 2006 under share option schemes which are described below under “Reed Elsevier — Share option schemes”:
Over shares in Reed Elsevier PLC

							Market
		Granted			Exercised		price at
	January 1,	during the	Option		during the		exercise		December 31,	Exercisable	Exercisable
	2006	year	price		year		date		2006	from	until

G J A van de Aast — ESOS	50,940		638.00	p					50,940	Dec 1, 2003	Dec 1, 2010
	49,317		659.00						49,317	Feb 23, 2004	Feb 23, 2011
	58,000		600.00						58,000	Feb 22, 2005	Feb 22, 2012
	81,728		451.50		81,728	(i)	565.00p		—
	124,956		487.25						124,956	Feb 19, 2007	Feb 19, 2014
	120,900		533.50						120,900	Feb 17, 2008	Feb 17, 2015
		127,662	530.50						127,662	Mar 13, 2009	Mar 13, 2016
— BIP	31,217		Nil						31,217	Mar 26, 2007	Mar 26, 2007
		18,633	Nil						18,633	Apr 4, 2009	Apr 4, 2009
— LTIS (options)	229,087		487.25						229,087	Feb 19, 2007	Feb 19, 2014
— LTIS (shares)	104,130		Nil						104,130	Feb 19, 2007	Feb 19, 2007
		70,364	Nil						70,364	Apr 19, 2009	Apr 19, 2009

Total	850,275	216,659			81,728				985,206

M H Armour — ESOS	30,000		585.25	p	30,000	(ii)			—
	52,000		565.75						52,000	Apr 21, 2000	Apr 21, 2007
	66,900		523.00						66,900	Aug 17, 2001	Aug 17, 2008
	33,600		537.50						33,600	Feb 21, 2003	Apr 19, 2009
	88,202		436.50						88,202	May 2, 2003	May 2, 2010
	62,974		659.00						62,974	Feb 23, 2004	Feb 23, 2011
	74,000		600.00						74,000	Feb 22, 2005	Feb 22, 2012
	104,319		451.50						104,319	Feb 21, 2006	Feb 21, 2013
	155,147		487.25						155,147	Feb 19, 2007	Feb 19, 2014
	150,422		533.50						150,422	Feb 17, 2008	Feb 17, 2015
		158,836	530.50						158,836	Mar 13, 2009	Mar 13, 2016
— BIP	11,327		Nil		11,327		545.50	p	—
	19,225		Nil						19,225	Mar 26, 2007	Mar 26, 2007
	21,861		Nil						21,861	Apr 14, 2008	Apr 14, 2008
		21,653	Nil						21,653	Apr 4, 2009	Apr 4, 2009
— LTIS (options)	284,437		487.25						284,437	Feb 19, 2007	Feb 19, 2014
— LTIS (shares)	129,289		Nil						129,289	Feb 19, 2007	Feb 19, 2007
		75,075	Nil						75,075	Apr 19, 2009	Apr 19, 2009
— SAYE	4,329		377.60						4,329	Aug 1, 2009	Jan 31, 2010

Total	1,288,032	255,564			41,327				1,502,269

Sir Crispin Davis — ESOS	160,599		467.00	p					160,599	Feb 21, 2003	Sept 1, 2009
	80,300		467.00						80,300	Sept 1, 2003	Sept 1, 2009
	80,300		467.00						80,300	Sept 1, 2004	Sept 1, 2009
	171,821		436.50						171,821	May 2, 2003	May 2, 2010
	122,914		659.00						122,914	Feb 23, 2004	Feb 23, 2011
	148,500		600.00						148,500	Feb 22, 2005	Feb 22, 2012
	209,192		451.50						209,192	Feb 21, 2006	Feb 21, 2013
	305,303		487.25						305,303	Feb 19, 2007	Feb 19, 2014
	292,409		533.50						292,409	Feb 17, 2008	Feb 17, 2015
		305,824	530.50						305,824	Mar 13, 2009	Mar 13, 2016
— BIP	22,731		Nil		22,731	(iii)	545.50	p	—
	39,554		Nil						39,554	Mar 26, 2007	Apr 26, 2007
	86,042		Nil						86,042	Apr 14, 2008	Apr 14, 2008
		42,092	Nil						42,092	Apr 4, 2009	Apr 4, 2009
— LTIS (options)	559,722		487.25						559,722	Feb 19, 2007	Feb 19, 2014

							Market
		Granted			Exercised		price at
	January 1,	during the	Option		during the		exercise		December 31,	Exercisable	Exercisable
	2006	year	price		year		date		2006	from	until

— LTIS (shares)	254,419		Nil						254,419	Feb 19, 2007	Feb 19, 2007
		144,550	Nil						144,550	Apr 19, 2009	Apr 19, 2009
— SAYE		3,793	424.40						3,793	Aug 1, 2011	Jan 31, 2012

Total	2,533,806	496,259			22,731				3,007,334
		62
E Engstrom — ESOS	63,460		478.00	p					63,460	Aug 23, 2007	Aug 23, 2014
	154,517		533.50						154,517	Feb 17, 2008	Feb 17, 2015
		178,895	530.50						178,895	Mar 13, 2009	Mar 13, 2016
— BIP	14,020		Nil						14,020	Apr 14, 2008	Apr 14, 2008
— LTIS (options)	318,398		478.00						318,398	Aug 23, 2007	Aug 23, 2014
— LTIS (shares)	144,726		Nil						144,726	Feb 19, 2007	Feb 19, 2007
		82,092	Nil						82,092	Apr 19, 2009	Apr 19, 2009
— Restricted shares	77,186		Nil		38,593	(iv)	560.00	p	38,593	Aug 23, 2005	Aug 23, 2007

Total	772,307	260,987			38,593				994,701

A Prozes — ESOS	188,281		566.00	p					188,281	Aug 9, 2003	Aug 9, 2010
	83,785		659.00						83,785	Feb 23, 2004	Feb 23, 2011
	103,722		600.00						103,722	Feb 22, 2005	Feb 22, 2012
	132,142		451.50						132,142	Feb 21, 2006	Feb 21, 2013
	162,666		487.25						162,666	Feb 19, 2007	Feb 19, 2014
	154,517		533.50						154,517	Feb 17, 2008	Feb 17, 2015
		182,303	530.50						182,303	Mar 13, 2009	Mar 13, 2016
— BIP	20,040		Nil		20,040	(v)	545.50p		—
	20,104		Nil						20,104	Mar 26, 2007	Mar 26, 2007
	23,756		Nil						23,756	Apr 14, 2008	Apr 14, 2008
		26,400	Nil						26,400	Apr 4, 2009	Apr 4, 2009
— LTIS (options)	298,221		487.25						298,221	Feb 19, 2007	Feb 19, 2014
— LTIS (shares)	135,555		Nil						135,555	Feb 19, 2007	Feb 19, 2007
		83,656	Nil						83,656	Apr 19, 2009	Apr 19, 2009

Total	1,322,789	292,359			20,040				1,595,108

P Tierney — ESOS	396,426		451.50	p	25,000	(vi)	559.00	p	371,426	Feb 21, 2006	Feb 21, 2013
	162,666		487.25						162,666	Feb 19, 2007	Feb 19, 2014
	154,517		533.50						154,517	Feb 17, 2008	Feb 17, 2015
		175,488	530.50						175,488	Mar 13, 2009	Mar 13, 2016
— BIP	19,572		Nil						19,572	Mar 26, 2007	Mar 26, 2007
	24,156		Nil						24,156	Apr 14, 2008	Apr 14, 2008
		8,124	Nil						8,124	Apr 4, 2009	Apr 4, 2009
— LTIS (options)	298,221		487.25						298,221	Feb 19, 2007	Feb 19, 2014
— LTIS (shares)	135,555		Nil						135,555	Feb 19, 2007	Feb 19, 2007
		80,528	Nil						80,528	Apr 19, 2009	Apr 19, 2009

Total	1,191,113	264,140			25,000				1,430,253

(i)	Retained an interest in 9,652 shares

(ii)	Lapsed unexercised

(iii)	Retained an interest in 13,666 shares

(iv)	Retained an interest in 10,226 shares

(v)	Retained an interest in 13,244 shares

(vi)	Retained an interest in all of the shares
    Awards granted under BIP and ESOS which become exercisable from 2007 onwards are subject to post-grant performance conditions, as set out on pages 59 to 61.
     The proportion of the award capable of vesting in 2007 under LTIS was subject to the annual growth in Adjusted EPS at constant currencies during the performance period. The numbers of LTIS options and shares included in the above table are calculated by reference to a target annual growth rate of 10%, which would result in 100% of the award vesting. Based on actual Adjusted EPS growth, 102.125% of the target award has vested.
     The proportion of the award that may vest in 2009 under LTIS is subject to the annual growth in Adjusted EPS and relative total shareholder return (“TSR”) measured against a group of competitor companies during the performance period. The numbers of LTIS shares included in the above table are calculated by reference to an assumed achievement of 10% per annum averaged compound growth in Adjusted EPS at constant currencies and median TSR, which would result in 100% of the award vesting. Depending on actual Adjusted EPS growth and TSR, the proportion of the award that may vest could be lower or higher, as outlined on page 61.
     Options under the SAYE scheme, in which all eligible UK employees are invited to participate, are granted at a maximum discount of 20% to the market price at time of grant. They are normally exercisable after the expiry of 3 or 5 years from the date of grant. No performance targets are attached to this scheme as it is an all-employee scheme.
     The middle market price of a Reed Elsevier PLC ordinary share on the date of the 2006 award under BIP and LTIS was 549.50p and 535.00p respectively.
     The middle market price of a Reed Elsevier PLC ordinary share during the year was in the range 503.50p to 607.50p and at December 31, 2006 was 560.50p.
REED ELSEVIER NV
Share options
     The following table sets forth the details of options held by directors over Reed Elsevier NV ordinary shares as at December 31, 2006 under share option schemes which are described below under “Reed Elsevier — Share option schemes”:
Over shares in Reed Elsevier NV

						Market
		Granted		Exercised		price at
	January 1,	during	Option	during		exercise	December 31,	Exercisable	Exercisable
	2006	the year	price	the year		date	2006	from	until

G J A van de Aast — ESOS	35,866		€14.87				35,866	Dec 1, 2003	Dec 1, 2010
	35,148		14.75				35,148	Feb 23, 2004	Feb 23, 2011
	40,699		13.94				40,699	Feb 22, 2005	Feb 22, 2012
	58,191		9.34	58,191	(i)	€12.11	—
	85,805		10.57				85,805	Feb 19, 2007	Feb 19, 2014
	82,478		11.31				82,478	Feb 17, 2008	Feb 17, 2015
		85,775	11.47				85,775	Mar 13, 2009	Mar 13, 2016
— BIP	12,057		Nil	12,057	(ii)	11.70	—
	26,347		Nil				26,347	Apr 14, 2008	Apr 14, 2008
		12,311	Nil				12,311	Apr 4, 2009	Apr 4, 2009
— LTIS (options)	157,309		10.57				157,309	Feb 19, 2007	Feb 19, 2014
— LTIS (shares)	71,504		Nil				71,504	Feb 19, 2007	Feb 19, 2007
		46,332	Nil				46,332	Apr 19, 2009	Apr 19, 2009

Total	605,404	144,418		70,248			679,574

M H Armour — ESOS	20,244		€13.55				20,244	Feb 21, 2003	Apr 19, 2009
	61,726		10.73				61,726	May 2, 2003	May 2, 2010
	44,882		14.75				44,882	Feb 23, 2004	Feb 23, 2011
	51,926		13.94				51,926	Feb 22, 2005	Feb 22, 2012
	74,276		9.34				74,276	Feb 21, 2006	Feb 21, 2013
	106,536		10.57				106,536	Feb 19, 2007	Feb 19, 2014
	102,618		11.31				102,618	Feb 17, 2008	Feb 17, 2015
		106,720	11.47				106,720	Mar 13, 2009	Mar 13, 2016
— BIP	8,030		Nil	8,030		€11.70	—
	12,842		Nil				12,842	Mar 26, 2007	Mar 26, 2007
	15,098		Nil				15,098	Apr 14, 2008	Apr 14, 2008
		14,306	Nil				14,306	Apr 4, 2009	Apr 4, 2009
— LTIS (options)	195,317		10.57				195,317	Feb 19, 2007	Feb 19, 2014
— LTIS (shares)	88,780		Nil				88,780	Feb 19, 2007	Feb 19, 2007
		49,434	Nil				49,434	Apr 19, 2009	Apr 19, 2009

Total	782,275	170,460		8,030			944,705

						Market
		Granted		Exercised		price at
	January 1,	during	Option	during		exercise	December 31,	Exercisable	Exercisable
	2006	the year	price	the year		date	2006	from	until

Sir Crispin Davis — ESOS	95,774		€12.00				95,774	Feb 21, 2003	Sept 1, 2009
	47,888		12.00				47,888	Sept 1, 2003	Sept 1, 2009
	47,888		12.00				47,888	Sept 1, 2004	Sept 1, 2009
	120,245		10.73				120,245	May 2, 2003	May 2, 2010
	87,601		14.75				87,601	Feb 23, 2004	Feb 23, 2011
	104,204		13.94				104,204	Feb 22, 2005	Feb 22, 2012
	148,946		9.34				148,946	Feb 21, 2006	Feb 21, 2013
	209,645		10.57				209,645	Feb 19, 2007	Feb 19, 2014
	199,481		11.31				199,481	Feb 17, 2008	Feb 17, 2015
		205,480	11.47				205,480	Mar 13, 2009	Mar 13, 2016
— BIP	16,115		Nil	16,115	(iii)	€11.70	—
	26,421		Nil				26,421	Mar 26, 2007	Mar 26, 2007
		27,810	Nil				27,810	Apr 4, 2009	Apr 4, 2009
— LTIS (options)	384,349		10.57				384,349	Feb 19, 2007	Feb 19, 2014
— LTIS (shares)	174,704		Nil				174,704	Feb 19, 2007	Feb 19, 2007
		95,181	Nil				95,181	Apr 19, 2009	Apr 19, 2009

Total	1,663,261	328,471		16,115			1,975,617

E Engstrom — ESOS	43,866		€10.30				43,866	Aug 23, 2007	Aug 23, 2014
	105,412		11.31				105,412	Feb 17, 2008	Feb 17, 2015
		120,198	11.47				120.198	Mar 13, 2009	Mar 13, 2016
— BIP		29,442	Nil				29,442	Apr 4, 2009	Apr 4, 2009
— LTIS (options)	220,090		10.30				220,090	Aug 23, 2007	Aug 23, 2014
— LTIS (shares)	100,040		Nil				100,040	Feb 19, 2007	Feb 19, 2007
		54,055	Nil				54,055	Apr 19, 2009	Apr 19, 2009
— Restricted shares	53,354		Nil	26,677	(iv)	€12.39	26,677	Aug 23, 2005	Aug 23, 2007

Total	522,762	203,695		26,677			699,780

A Prozes — ESOS	131,062		€13.60				131,062	Aug 9, 2003	Aug 9, 2010
	59,714		14.75				59,714	Feb 23, 2004	Feb 23, 2011
	72,783		13.94				72,783	Feb 22, 2005	Feb 22, 2012
	94,086		9.34				94,086	Feb 21, 2006	Feb 21, 2013
	111,699		10.57				111,699	Feb 19, 2007	Feb 19, 2014
	105,412		11.31				105,412	Feb 17, 2008	Feb 17, 2015
		122,487	11.47				122,487	Mar 13, 2009	Mar 13, 2016
— BIP	14,552		Nil	14,552	(v)	€11.70	—
	13,612		Nil				13,612	Mar 26, 2007	Mar 26, 2007
	16,522		Nil				16,522	Apr 14, 2008	Apr 14, 2008
		17,636	Nil				17,636	Apr 4, 2009	Apr 4, 2009
— LTIS (options)	204,782		10.57				204,782	Feb 19, 2007	Feb 19, 2014
— LTIS (shares)	93,083		Nil				93,083	Feb 19, 2007	Feb 19, 2007
		55,085	Nil				55,085	Apr 19, 2009	Apr 19, 2009

Total	917,307	195,208		14,552			1,097,963

P Tierney — ESOS	282,258		€9.34	16,000	(iv)	€12.90	266.258	Feb 21, 2006	Feb 21, 2013
	111,699		10.57				111,699	Feb 19, 2007	Feb 19, 2014
	105,412		11.31				105,412	Feb 17, 2008	Feb 17, 2015
		117,908	11.47				117,908	Mar 13, 2009	Mar 13, 2016
— BIP	13,252		Nil				13,252	Mar 26, 2007	Mar 26, 2007
	16,800		Nil				16,800	Apr 14, 2008	Apr 14, 2008
		5,426	Nil				5,426	Apr 4, 2009	Apr 4, 2009
— LTIS (options)	204,782		10.57				204,782	Feb 19, 2007	Feb 19, 2014
— LTIS (shares)	93,083		Nil				93,083	Feb 19, 2007	Feb 19, 2007
		53,025	Nil				53,025	Apr 19, 2009	Apr 19, 2009

Total	827,286	176,359		16,000			987,645

(i)	Retained an interest in 7,411 shares

(ii)	Retained an interest in 7,836 shares

(iii)	Retained an interest in 9,708 shares

(iv)	Retained an interest in all of the shares

(v)	Retained an interest in 9,598 shares

     Awards granted under BIP and ESOS which become exercisable from 2007 onwards are subject to post-grant performance conditions, as set out on pages 59 to 61.
     The proportion of the award capable of vesting in 2007 under LTIS was subject to the annual growth in Adjusted EPS at constant currencies during the performance period. The numbers of LTIS options and shares included in the above table are calculated by reference to a target annual growth rate of 10%, which would result in 100% of the award vesting. Based on actual Adjusted EPS growth, 102.125% of the target award has vested.
     The proportion of the award that may vest in 2009 under LTIS is subject to the annual growth in Adjusted EPS at constant currencies and relative total shareholder return (“TSR”) measured against a group of competitor companies during the performance period. The numbers of LTIS shares included in the above table are calculated by reference to an assumed achievement of 10% per annum averaged compound growth in Adjusted EPS at constant currencies and median TSR, which would result in 100% of the award vesting. Depending on actual adjusted EPS growth and TSR, the proportion of the award that may vest could be lower or higher, as outlined on page 61.
     The market price of a Reed Elsevier NV ordinary share on the date of the 2006 award under BIP and LTIS was €11.78 and €11.76, respectively.
     The market price of a Reed Elsevier NV ordinary share during the year was in the range €11.08 to €13.72 and at December 31, 2006 was €12.92.
Options awarded since December 31, 2006
     The following options were awarded to directors of Reed Elsevier PLC and Reed Elsevier NV on February 15, 2007:
     (a) Under the Reed Elsevier Group plc Share Option Scheme

	Number of	Number of
	Reed Elsevier PLC	Reed Elsevier NV
	options granted	options granted
	at 644.50p	at €14.51	Exercisable	Exercisable
	per share	per share	from	to

G J A van de Aast	122,536	80,928	Feb 15, 2010	Feb 15, 2017
M H Armour	130,740	86,347	Feb 15, 2010	Feb 15, 2017
Sir Crispin Davis	251,730	166,254	Feb 15, 2010	Feb 15, 2017
E Engstrom	130,060	85,897	Feb 15, 2010	Feb 15, 2017
A Prozes	132,537	87,533	Feb 15, 2010	Feb 15, 2017
P Tierney	121,628	80,329	Feb 15, 2010	Feb 15, 2017
     Exercise of the above options is subject to a post grant performance condition, requiring the achievement of 6% per annum compound growth in Adjusted EPS expressed at constant exchange rates, during the three years following the grant. There is no re-testing of the three year EPS performance.
     (b) Under the Reed Elsevier Group plc Long Term Incentive Share Option Scheme

	Number of	Number of
	Reed Elsevier PLC	Reed Elsevier NV
	nil cost	nil cost
	conditional	conditional	Exercisable	Exercisable
	shares awarded	shares awarded	from	to

G J A van de Aast	57,898	38,238	Feb 15, 2010	Feb 15, 2010
M H Armour	61,775	40,799	Feb 15, 2010	Feb 15, 2010
Sir Crispin Davis	118,942	78,555	Feb 15, 2010	Feb 15, 2010
E Engstrom	61,453	40,586	Feb 15, 2010	Feb 15, 2010
A Prozes	62,623	41,359	Feb 15, 2010	Feb 15, 2010
P Tierney	57,412	37,917	Feb 15, 2010	Feb 15, 2010
     Vesting of the above award is subject to the achievement of 10% per annum averaged compound growth in adjusted earnings per share (EPS) at constant currencies of Reed Elsevier PLC and Reed Elsevier NV and the achievement of median total shareholder return (TSR) against a comparator group of seventeen media companies, over the three year performance period 2007-2009. The actual number of conditional shares that will vest will be determined by the Remuneration Committee, and in accordance with the Rules of the Scheme, by reference to the actual EPS and TSR performance over the three year performance period. No awards will vest if EPS is below 8% per annum. If EPS is 12% per annum and above and TSR is upper quartile and above, 189% of the award will vest.

REED ELSEVIER
Share option schemes
     As of December 31, 2006, Reed Elsevier operated and had granted share options under a number of equity-based compensation plans as follows

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
     Options granted under the Executive Schemes will normally be exercisable only after the expiry of three years from the date of their grant and by a person who remains a director or employee of Reed Elsevier Group plc and participating companies under its control. Options granted to directors are subject to performance criteria requiring the achievement of 6% per annum compound growth in Adjusted EPS at constant exchange rates, during the three years following the grant. There will be no re-testing of the three year EPS performance period.
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
     In 2006 participants in the Executive Schemes (other than directors) were able to choose to convert a proportion of their award into restricted shares — see “Long term incentive plans” on page 61.

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
     In 2006 onwards a small number of key senior executives (approximately 120) received an annual award, consisting solely of performance shares, under the Reed Elsevier Group plc Long Term Incentive Share Option Scheme (the “2003 LTIS”). Grants will vest subject to the achievement of a demanding EPS performance target over a three year performance period, and an additional TSR performance target over the same three year period. The minimum level of compound Adjusted EPS growth will continue to be 8% per annum, with maximum vesting (under the EPS measure) being achieved for growth of 12% per annum. Any award earned through EPS performance may then be increased in line with Reed Elsevier’s TSR performance against a selected international comparator group over the three year period. No increase will be applied for TSR performance which is below median, and the maximum increase will be applied at upper quartile or higher levels of TSR achievement. No award will be made to participants if Reed Elsevier fails to achieve the minimum threshold of 8% p.a. EPS growth, irrespective of the associated TSR performance. Any shares which vest will be treated as attracting dividends during the performance period. A copy of the restated LTIS scheme rules is filed as an exhibit to this Annual Report on Form 20-F see “Item 19: Exhibits” on page F-92.
     Prior to 2006 awards were made under the 2003 LTIS to directors and a small number of key senior executives (approximately 40). Approximately 50% of the total implied value of a grant took the form of nil cost conditional shares and 50%, took the form of conventional market value options. For executive directors, grant levels comprised conditional shares of 2.5 times salary and conventional options of 5.5 times salary. Grants will vest subject to the achievement of compound annual Adjusted EPS growth, at constant exchange rates, of between 8% and 12%. At 8% compound annual adjusted growth 25% of the award will vest; at 10% compound annual adjusted growth, 100% of the award will vest; and at 12% compound annual adjusted growth, 125% of the award would vest. Awards will vest on a straightline basis between each of these points. There will be no re-testing of the three year performance period. Acceptance of an award under the 2003 LTIS by any individual automatically terminated any option award under the Reed Elsevier Group plc long term incentive arrangement (the “LTIP”).
     Participants in the 2003 LTIS are required to build up a significant personal shareholding in Reed Elsevier PLC and/or Reed Elsevier NV. The shareholding requirement for the Group Chief Executive Officer is now three times salary (previously 1.5 times salary) and for other executive directors the requirement is two times salary (previously 1.5 times salary). These increased shareholding requirements must be met by February 2009 at the latest.
     The Committee continues to have full discretion to reduce or cancel awards granted to participants based on its assessment as to whether the EPS and TSR performance fairly reflects the progress of the business having regard to underlying revenue growth, cash generation, return on capital and any significant changes in inflation as well as individual performance.
     In 2006 participants in the Reed Elsevier Group plc Executive Share Option Scheme were able to choose to convert a proportion of their award into restricted shares, on a pre-determined formula of one restricted share for every five share options that they would otherwise have been awarded. The restricted shares vest after the expiry of three years from the date of their grant, subject to the participant remaining a director or employee of Reed Elsevier Group plc or a participating company under its control. Awards are made under the Reed Elsevier Group plc Retention Share Plan, and will be satisfied by market purchase shares. A copy of the Reed Elsevier Group plc Retention Plan as amended is filed as an exhibit to this Annual Report on Form 20-F see “Item 19: Exhibits” on page F-92.

(d)	Bonus investment plan
     Directors and other senior executives are able to invest up to half of their annual performance related bonus in Reed Elsevier PLC/ Reed Elsevier NV shares under the Reed Elsevier Group plc Bonus Investment Plan (the “Bonus Investment Plan”). Subject to continuing to hold the shares and remaining in employment, at the end of a three year period, the participants are awarded an equivalent number of Reed Elsevier PLC/ Reed Elsevier NV shares at nil cost. Awards are subject to a performance condition requiring the achievement of compound growth in the average of the Reed Elsevier PLC and Reed Elsevier NV Adjusted EPS, at constant exchange rates, of 6% per annum compound during the three year vesting period.
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

Share options and conditional share awards
     At February 14, 2007, the total number of ordinary shares subject to outstanding options were:

	Number of
	outstanding	Options over	Option price
	options	shares	range

Reed Elsevier Group plc SAYE Share
Option Schemes	3,273,226	Reed Elsevier PLC	336.20p - 543.20p
Reed Elsevier NV Convertible
Debenture Stock Scheme	1,912,900	Reed Elsevier NV	€9.23 - €15.43
Reed Elsevier Group plc Executive
Share Option Schemes	46,595,970	Reed Elsevier PLC	424.00p - 700.00p
	31,751,382	Reed Elsevier NV	€9.29 - €16.00
Reed Elsevier NV Executive Options
Arrangements	110,463	Reed Elsevier NV	€13.55
Reed Elsevier Group plc Long Term
Incentive Share Option Scheme	4,883,376	Reed Elsevier PLC	478.00p - 524.50p
	3,307,467	Reed Elsevier NV	€10.30 - €11.35
     Share options are expected, upon exercise, to be met principally by the issue of new ordinary shares, but may also be met from shares held by the Reed Elsevier Group plc Employee Benefit Trust.
     At February 14, 2007, the following nil cost conditional share awards were also outstanding:

	Number of
	outstanding	Awards over
	awards	shares in

Reed Elsevier Group plc Long Term Incentive Share Option
Scheme	4,173,191	Reed Elsevier PLC
	2,809,764	Reed Elsevier NV
Reed Elsevier Group plc Retention Share Plan	2,990,452	Reed Elsevier PLC
	1,973,045	Reed Elsevier NV
Reed Elsevier Group plc Bonus Investment Plan	1,725,478	Reed Elsevier PLC
	645,419	Reed Elsevier NV
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

	Reed Elsevier PLC		Reed Elsevier NV
	ordinary shares		ordinary shares

	January 1,	December 31,	January 1,	December 31,
	2006(i)	2006	2006(i)	2006

G J A van de Aast	18,600	39,169	35,445	57,941
M H Armour	99,321	112,007	38,727	47,150
G J de Boer-Kruyt	—	—	—	—
Sir Crispin Davis	528,847	567,174	298,261	324,344
M W Elliott	—	—	—	—
E Engstrom	19,253	29,479	26,678	73,415
J Hommen	—	—	—	—
L Hook	—	—	—	—
C J A van Lede	—	—	11,100	—
A Prozes	91,444	123,740	73,632	95,954
D E Reid	—	—	—	—
Lord Sharman	—	—	—	—
R W H Stomberg	—	—	—	—
P Tierney	42,440	72,212	28,902	48,090
S Zelnick	—	—	—	—

(i)	On date of appointment if subsequent to January 1, 2006.
     Following the vesting of performance shares granted in 2004 under the Long Term Incentive Scheme, the interests of the executive directors of Reed Elsevier PLC and Reed Elsevier NV in the issued share capital of the respective companies as at March 22, 2007 were:

	Interest in	Interest in
	Reed Elsevier	Reed Elsevier
	PLC ordinary	NV ordinary
	shares	shares

G J A van de Aast	102,974	101,754
M H Armour	189,908	100,642
Sir Crispin Davis	720,470	429,609
E Engstrom	69,047	175,580
A Prozes	204,793	151,612
P Tierney	124,896	84,266
     Any ordinary shares required to fulfil entitlements under nil cost restricted share awards and certain share options are provided by the Employee Benefit Trust (“EBT”) from market purchases. As a potential beneficiary under the EBT in the same way as other employees of Reed Elsevier, each executive director is deemed to be interested in all the shares held by the EBT which, at March 22, 2007, amounted to 15,437,933 Reed Elsevier PLC ordinary shares and 7,993,511 Reed Elsevier NV ordinary shares.

Shares and options held by executive officers
     The following table indicates the total aggregate number of Reed Elsevier PLC ordinary shares and Reed Elsevier NV ordinary shares beneficially owned and the total aggregate number of share options and conditional share awards granted to the executive officers (other than directors) of Reed Elsevier Group plc (three persons) as a group, as of February 14, 2007:

Reed
		Elsevier	Reed		Reed
	Reed	PLC	Elsevier		Elsevier NV	Reed
	Elsevier	ordinary	PLC	Reed	ordinary	Elsevier NV
	PLC	shares	conditional	Elsevier NV	shares	conditional
	ordinary	subject to	share	ordinary	subject to	share
	shares	options	awards	shares(l)(2)	options	awards

Executive officers (other than directors) as a group	96,589	657,912	313,007	—	497,113	156,553

(1)	The Reed Elsevier NV ordinary shares may be issued in registered or bearer form.

(2)	No individual executive officer of Reed Elsevier Group plc has notified Reed Elsevier NV that he holds more than 5% of the issued share capital of Reed Elsevier NV pursuant to the Dutch law requirement described under “Item 7: Major Shareholders and Related Party Transactions-Reed Elsevier NV”.
     The options over Reed Elsevier PLC ordinary shares included in the above table are exercisable at prices ranging from 451.50p to 700.00p per share and between the date hereof and 2016. The options over Reed Elsevier NV ordinary shares included in the above table are exercisable at prices ranging from €9.34 to €15.66 per share and between the date hereof and 2016. The Reed Elsevier PLC and Reed Elsevier NV conditional share awards included in the above table will vest between 2007 and 2009.

ITEM 7: MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
MAJOR SHAREHOLDERS
REED ELSEVIER PLC
     As of February 14, 2007, Reed Elsevier PLC is aware of the following disclosable interests in the issued Reed Elsevier PLC ordinary shares:

	Number of
	Reed Elsevier PLC
	ordinary shares
	owned	% of Class

Identity of Person or Group(1)
The Capital Group Companies, Inc	104,787,120	8.26
FMR Corporation	100,849,175	7.95
Prudential plc	52,109,466	4.11
Legal & General Group plc	49,863,553	3.93
Directors and Officers	1,040,370	—

(1)	Under UK Law, subject to certain limited exceptions, persons or groups owning or controlling 3% or more of the issued Reed Elsevier PLC ordinary shares are required to notify Reed Elsevier PLC of the level of their holdings.
     As far as Reed Elsevier PLC is aware, except as disclosed herein, it is neither directly or indirectly owned nor controlled by one or more corporations or by any government.
     At December 31, 2006, there were 21,562 ordinary shareholders, including the depository for Reed Elsevier PLC’s ADR programme, with a registered address in the United Kingdom, representing 99.50% of shares issued.
     Reed Elsevier PLC is not aware of any arrangements the operation of which may at a subsequent date result in a change in control of Reed Elsevier PLC. The major shareholders of Reed Elsevier PLC do not have different voting rights to other ordinary shareholders.
REED ELSEVIER NV
     As of February 14, 2007, Reed Elsevier NV is aware of the following disclosable interests in the issued Reed Elsevier NV ordinary shares, in addition to the 4,679,249 R-shares in Reed Elsevier NV held by a subsidiary of Reed Elsevier PLC and representing a 5.8% indirect equity interest in the total share capital of Reed Elsevier NV:

	Number of Reed
	Elsevier NV
	ordinary shares
Identity of Person or Group(1)	owned	% of Class

Directors and Officers(2)	646,894	—

(1)	Under Dutch law, any person acquiring or disposing of shares or voting rights in public companies listed on a stock exchange in the European Union, is required to notify the company without delay if such person knows, or should know, that such interest therein reaches a 5-10% range or a 10-25% range, or subsequently drops below the 5-10% range. As of February 14, 2007 Reed Elsevier PLC, ING Group and Mondrian Investment Partners Limited, had informed Reed Elsevier NV of an interest in its shares in the 5-10% range, but it had received no notification of any interest in its shares or voting rights reaching the 10-25% range, nor of an interest dropping below the 5-10% range.

(2)	No individual member of the Supervisory Board or the Executive Board of Reed Elsevier NV or executive officer of Reed Elsevier NV has notified Reed Elsevier NV that they hold more than 5% of the issued share capital of Reed Elsevier NV pursuant to the Dutch law described in the immediately preceding footnote.
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
RELATED PARTY TRANSACTIONS
     Transactions with joint ventures and key management personnel, comprising the executive directors of Reed Elsevier PLC and Reed Elsevier NV, are set out in note 32 to the combined financial statements. Further details of remuneration of key management personnel are set out in “Item 6 — Directors, Senior Management and Employees”.

ITEM 8: FINANCIAL INFORMATION
FINANCIAL STATEMENTS
     See Item 18: Financial Statements.
DIVIDEND POLICY
     Dividends to Reed Elsevier PLC and Reed Elsevier NV shareholders are, other than in special circumstances, equalised at the gross level, including the benefit of the UK attributable tax credit of 10% received by certain Reed Elsevier PLC shareholders. The exchange rate used for each dividend calculation as defined in the Reed Elsevier merger agreement is the spot euro/sterling exchange rate, averaged over a period of five business days commencing with the tenth business day before the announcement of the proposed dividend. The dividend policy of the boards of Reed Elsevier PLC and Reed Elsevier NV is that, subject to the effects of currency movements on dividend equalisation, increases in full year dividends are expected to closely align with adjusted earnings growth (i.e. before the amortisation of acquired intangible assets, acquisition integration costs, disposals and other non operating items, related tax effects and movements in deferred tax assets and liabilities that are not expected to crystallise in the near term).
LEGAL PROCEEDINGS
     We are party to various legal proceedings, the ultimate resolutions of which are not expected to have a material adverse effect on our financial position or the results of our operations.
     In March and April 2005, Reed Elsevier announced that unauthorised persons, predominantly using IDs and passwords of legitimate customers of LexisNexis, might have fraudulently acquired personal identifying information from its US risk management (including Seisint, Inc.) databases. Investigations have shown that approximately 447,000 consumers’ records have been accessed. LexisNexis has notified, and is working with, Federal authorities in investigating these issues, and has notified all the potentially affected consumers of possible security compromises. LexisNexis has offered affected consumers credit monitoring and anti-fraud assistance. An intensive review of these breaches was completed to identify ways of better protecting against future breaches. Intensified data security policies and practices have been implemented.
     A putative class action against LexisNexis is pending in California arising from these events, Syran v. LexisNexis Group et al. In April 2005, this putative class action was filed in the US District Court for the Southern District of California. The lawsuit alleges that LexisNexis violated the federal Fair Credit Reporting Act and similar state consumer protection legislation by failing to maintain reasonable procedures to protect consumer credit information from unauthorized access by third parties. A second action, Witriol v. LexisNexis Group et al, filed in June 2005 in the US District Court for the Northern District of California and based on the same set of facts, has been consolidated with the Syran action. The plaintiffs seek unspecified punitive and statutory damages, attorneys’ fees and costs, and injunctive relief.
     Motion practice in the early stages of the litigation has served to frame the issues. Further, LexisNexis believes that it has strong procedural and substantive defences to these actions, which it will continue to vigorously pursue.
     Reed Elsevier, Inc. (“REI”) is among several defendants in a putative class action, Richard Fresco, et al. v. Automotive Directions, Inc., et al., brought in the federal district court in Florida. The plaintiffs allege that REI (through both LexisNexis and Seisint) violated certain provisions of the Driver’s Privacy Protection Act, (the “DPPA”), when it obtained and disclosed information originating from various state departments of highway safety and motor vehicles without the consent of the individuals to whom the information related. A settlement agreement in the Fresco case was negotiated, signed and submitted to the court for preliminary approval in December 2006. Under the proposed settlement, Reed Elsevier Inc. and Seisint would pay a total of US$12 million, substantially all of which would be reimbursed by insurance and third-party indemnities, and enter into certain behavioural undertakings that would codify existing practices adopted since 2003 and that substantially would expand practices for the handling of protected data as a result of the settlement. This enhanced and multifaceted compliance program would be subject to a series of external certifications over a several year period. On January 3, 2007, an objection to the proposed settlement was lodged with the court, and a collateral putative class action, Taylor v. Acxiom, was filed in federal court in Texas.

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

	Pence per ordinary share		US dollars per ADS

Calendar Periods	High	Low	High	Low

2006	608	504	46.17	35.90
2005	554	475	42.67	35.26
2004	543	450	39.75	33.33
2003	552	392	37.14	26.15
2002	696	488	41.00	31.35

2006
Fourth Quarter	608	555	46.17	42.70
Third Quarter	594	514	45.06	37.65
Second Quarter	556	504	40.92	37.82
First Quarter	568	515	39.48	35.90

2005
Fourth Quarter	553	505	38.20	35.26
Third Quarter	543	519	39.50	36.86
Second Quarter	544	510	41.10	38.57
First Quarter	554	475	42.67	35.80

Month
February 2007 (through February 14, 2007)	605	591	47.48	46.58
January 2007	612	561	48.24	44.02
December 2006	571	557	45.22	43.47
November 2006	601	555	45.79	42.70
October 2006	608	589	46.17	43.89
September 2006	594	565	45.06	42.31
August 2006	569	528	43.18	39.92
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

York Stock Exchange, as derived from the New York Stock Exchange Composite Tape, and reported by Datastream International Ltd.

	€ per ordinary share		US dollars per ADS

Calendar Periods	High	Low	High	Low

2006	13.72	11.08	35.25	26.72
2005	11.91	10.03	31.06	26.25
2004	12.19	9.61	29.16	24.55
2003	12.03	8.13	26.08	18.14
2002	16.01	10.86	28.60	21.70

2006
Fourth Quarter	13.72	12.68	35.25	33.31
Third Quarter	13.22	11.26	33.72	28.22
Second Quarter	12.17	11.08	30.40	28.29
First Quarter	12.20	11.18	29.32	26.62

2005
Fourth Quarter	11.91	11.04	27.95	26.25
Third Quarter	11.85	11.11	29.41	27.28
Second Quarter	11.81	10.78	29.56	27.67
First Quarter	11.69	10.03	31.06	26.32

Month
February 2007 (through February 14, 2007)	13.90	13.67	36.20	35.60
January 2007	14.14	12.92	36.60	33.91
December 2006	13.00	12.75	34.67	33.64
November 2006	13.72	12.68	35.25	33.31
October 2006	13.68	13.15	34.90	33.43
September 2006	13.22	12.56	33.72	31.93
August 2006	12.59	11.56	32.43	29.71

ITEM 10: ADDITIONAL INFORMATION
MEMORANDUM AND ARTICLES OF ASSOCIATION
REED ELSEVIER PLC
     A summary of Reed Elsevier PLC’s equity capital structure and related summary information concerning provisions of its Memorandum and Articles of Association and applicable English law as at March 2001 is incorporated by reference from the 2000 Annual Report on Form 20-F filed with the SEC on March 13, 2001. Since March 2001 a number of amendments have been made to the Articles of Association. A summary of those changes is incorporated by reference from the 2002 Annual Report on Form 20-F filed with the SEC on March 10, 2003. Being summaries, they do not contain all the information that may be important to you, and they are qualified in their entirety by reference to the UK Companies Act 1985 and the Reed Elsevier PLC Memorandum and Articles of Association. For more complete information, you should read Reed Elsevier PLC’s Memorandum and Articles of Association. A copy of Reed Elsevier PLC’s Memorandum and Articles of Association is incorporated by reference from the 2002 Annual Report on Form 20-F filed with the SEC on March 10, 2003 — see “Item 19: Exhibits” on page F-92.
REED ELSEVIER NV
     A summary of Reed Elsevier NV’s equity capital structure and related summary information concerning provisions of its Articles of Association and applicable Dutch law as at March 2001 is incorporated by reference from the 2000 Annual Report on Form 20-F filed with the SEC on March 13, 2001. At the 2002 Annual General Meeting of Shareholders a number of amendments were approved to the Articles of Association, and a summary of those amendments is incorporated by reference from the 2002 Annual Report on Form 20-F filed with the SEC on March 10, 2003. In 2005 a number of further amendments were made to the Articles of Association and a summary of those amendments is incorporated by reference from the 2005 Annual Report on Form 20-F filed with the SEC on March 16, 2006. Being summaries they do not contain all the information that may be important to you, and they are qualified in their entirety by reference to Dutch law and the Articles of Association of Reed Elsevier NV. For more complete information, you should read Reed Elsevier NV’s Articles of Association. A copy of Reed Elsevier NV’s Articles of Association is incorporated by reference from the 2005 Annual Report on Form 20-F filed with the SEC on March 16, 2006 — see “Item 19: Exhibits” on page F-92.

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
TAXATION
     The following discussion is a summary under present law and tax authority practice of the material UK, Dutch and US federal income tax considerations relevant to the purchase, ownership and disposal of Reed Elsevier PLC ordinary shares or ADSs and Reed Elsevier NV ordinary shares or ADSs. This discussion applies to you only if you are a US holder, you hold your ordinary shares or ADSs as capital assets and you use the US dollar as your functional currency. It does not address the tax treatment of US holders subject to special rules, such as banks, dealers or traders in securities or currencies, insurance companies, tax-exempt entities, partnerships or other pass-through entities for US federal income tax purposes, holders of 10% or more of Reed Elsevier PLC or Reed Elsevier NV voting shares, persons holding ordinary shares or ADSs as part of a hedging, straddle, conversion or constructive sale transaction, persons that are resident or ordinarily resident in the UK (or who have ceased to be resident or ordinarily resident within the past five years of assessment) and persons that are resident in the Netherlands. The summary also does not discuss the US federal alternative minimum tax or the tax laws of particular states or localities in the US.
     This summary does not consider your particular circumstances. It is not a substitute for tax advice. We urge you to consult your own independent tax advisors about the income, capital gains and/or transfer tax consequences to you in light of your particular circumstances of purchasing, holding and disposing of ordinary shares or ADSs.
     As used in this discussion, “US holder” means a beneficial owner of ordinary shares or ADSs that is for US federal income tax purposes: (i) an individual US citizen or resident, (ii) a corporation, partnership or other business entity created or organised under the laws of the United States, any state thereof or the District of Columbia, (iii) a trust (a) that is subject to the control of one or more US persons and the primary supervision of a US court, or (b) that has a valid election in effect under US Treasury regulations to be treated as a US person or (iv) an estate the income of which is subject to US federal income taxation regardless of its source.
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
     Provided that the relevant instrument of transfer is not executed in the UK and remains outside the UK, no UK stamp duty will be payable on the acquisition or subsequent transfer of Reed Elsevier PLC ADSs. An agreement to transfer Reed Elsevier PLC ADSs will not give rise to a liability to SDRT.

     A transfer of Reed Elsevier PLC ordinary shares by the depositary to an ADS holder where there is no transfer of beneficial ownership will give rise to UK stamp duty at the rate of £5 per transfer.
     Purchases of Reed Elsevier PLC ordinary shares, as opposed to ADSs, will give rise to UK stamp duty or SDRT at the time of transfer or agreement to transfer, normally at the rate of 0.5% of the amount payable for the ordinary shares. SDRT and UK stamp duty are usually paid by the purchaser. If the ordinary shares are later transferred to the depositary, additional UK stamp duty or SDRT will normally be payable as described above.
Dutch Taxation
Withholding tax
     Dividends distributed to you by Reed Elsevier NV before January 1, 2007 were normally subject to a withholding tax imposed by the Netherlands at a rate of 25%. Under the US-Netherlands income tax treaty, the rate of Dutch withholding tax on dividends distributed to you could be reduced from 25% to 15%. Dividends include, among other things, stock dividends unless the dividend is distributed out of recognised paid-in share premium for Dutch tax purposes.
     You could claim the benefits of the reduced US-Netherlands income tax treaty withholding rate by submitting a Form IB 92 U.S.A. that includes an affidavit of a financial institution (typically the entity that holds the Reed Elsevier NV ordinary shares or ADSs for you as custodian). If Reed Elsevier NV receives the required documentation before the relevant dividend payment date, it may apply the reduced withholding rate at source. If you fail to satisfy these requirements, you can claim a refund of the excess amount withheld by filing Form IB 92 U.S.A. with the Dutch tax authorities within three years after the calendar year in which the withholding tax was levied and describing the circumstances that prevented you from claiming withholding tax relief at source.
     From January 1, 2007 the Dutch dividend withholding tax rate has been reduced to 15%. As a consequence, no administrative procedures for a partial relief at source from or a refund of Dutch dividend withholding tax need be complied with in respect of dividend distributions that are made available for payment on or after this date.
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
US Federal Income Taxation
     Holders of the ADSs generally will be treated for US federal income tax purposes as owners of the ordinary shares represented by the ADSs. Accordingly deposits or withdrawals of ordinary shares for ADSs will not be subject to US federal income tax.
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
     If you hold Reed Elsevier NV ordinary shares or ADSs and are eligible to claim benefits under the US-Netherlands income tax treaty, you may claim a reduced rate of Dutch dividend withholding tax equal to 15% with respect to dividend distributions that were made available for payment before January 1, 2007. Dividend distributions that are made available for payment on or after January 1, 2007 are subject to the new (domestic) Dutch dividend withholding tax rate of 15%. With respect to these dividend distributions it is therefore no longer necessary to claim the reduced rate of Dutch dividend withholding tax under the US-Netherlands income tax treaty. For purposes of calculating the foreign tax credit, dividends paid on the ordinary shares or ADSs will be treated as income from sources outside the US and will generally constitute passive income. Further, in certain circumstances, if you have held the ordinary shares or ADSs for less than a specified minimum period during which you are not protected from risk of loss, or are obligated to make payments related to the dividends, you will not be allowed a foreign tax credit for foreign taxes imposed on the dividends on the ordinary shares or ADSs. The rules governing the foreign tax credit are complex. You are urged to consult your tax advisors regarding the availability of the foreign tax credit under your particular circumstances.
     With respect to US holders who are individuals, certain dividends received before January 1, 2011 from a qualified foreign corporation may be subject to reduced rates of taxation. A qualified foreign corporation includes a foreign corporation that is eligible for the benefits of certain comprehensive income tax treaties with the United States. United States Treasury Department guidance indicates that the United Kingdom is a country with which the United States has a treaty in force that meets these requirements, and Reed Elsevier PLC believes it is eligible for the benefits of this treaty. Additionally, the same guidance indicates that the Netherlands is also a country with which the United States has a treaty in force that meets the above requirements, and Reed Elsevier NV believes it is eligible for the benefits of this treaty. Individuals that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to section 163(d)(4) of the US Internal Revenue Code of 1986, as amended, will not be eligible for the reduced rates of taxation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. US holders should consult their own tax advisors regarding the application of these rules given their particular circumstances.
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
     If you receive pounds sterling or euros on the sale or other disposition of your ordinary shares or ADSs, you will realise an amount equal to the US dollar value of the pounds sterling or euros on the date of sale or other disposition (or in the case of cash basis and electing accrual basis taxpayers, if the ordinary shares or ADSs are traded on an established securities market, the settlement date for the sale or other disposition). You will have a tax basis in the pounds sterling or the euros that you receive equal to the US dollar amount received. Any gain or loss realised by a US holder on a subsequent conversion of pounds sterling or euros into US dollars will be US source ordinary income or loss.
Information Reporting and Backup Withholding Tax
     Dividends from ordinary shares or ADSs and proceeds from the sale of the ordinary shares or ADSs may be reported to the Internal Revenue Service (“IRS”) unless the shareholder is a corporation or other exempt recipient. A backup withholding tax may apply to such amounts unless the shareholder (i) is a corporation, (ii) provides an accurate taxpayer identification number and otherwise complies with applicable requirements of the backup withholding rules, or (iii) otherwise establishes a basis for exemption. The amount of any backup withholding tax will be allowed as a credit against the holder’s US federal income tax liability and may entitle the holder to a refund, provided the required information is furnished to the IRS.
DOCUMENTS ON DISPLAY
     You may read and copy documents referred to in this annual report that have been filed with the SEC at the SEC’s public reference room located at 100 F Street NE, Washington, DC 20549-2521. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms and their copy charges.

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
     Reed Elsevier’s net finance cost is also exposed to changes in the fair value of interest rate and foreign exchange derivatives which are not part of a designated hedging relationship under IAS39 — Financial Instruments, and to ineffectiveness that may arise on designated hedging relationships. Reed Elsevier manages these risks by designating derivatives in a highly effective hedging relationship unless the potential change in their fair value is deemed to be insignificant.
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
     The fair values of interest rate swaps, interest rate options, forward rate agreements and forward foreign exchange contracts set out below represent the replacement costs calculated using market rates of interest and exchange at December 31, 2006. The fair value of long term borrowings has been calculated by discounting expected future cash flows at market rates.

     Reed Elsevier’s use of financial instruments and its accounting policies for financial instruments are described more fully in notes 2 and 18 to the combined financial statements.
(a)    Interest Rate Risk
     The following sensitivity analysis assumes an immediate 100 basis point change in interest rates for all currencies and maturities from their levels at December 31, 2006 with all other variables held constant.

		Fair Value Change			Fair Value Change
	Fair Value			Fair Value
	December 31,	+100	-100	December 31,	+100	-100
Financial Instrument	2006	basis points	basis points	2005	basis points	basis points

	(in millions)			(in millions)
Short term borrowings	£(574)	£—	£—	£(536)	£—	£—
Long term borrowings (including current portion)	(2,541)	107	(121)	(2,685)	110	(125)
Interest rate swaps (swapping fixed rate debt to floating)	169	(38)	44	175	(56)	64
Interest rate swaps (swapping floating rate debt to fixed)	7	11	(11)	(1)	17	(17)
     A 100 basis point change in interest rates would not result in a material change to the fair value of other financial instruments.
     At December 31, 2006, the majority of borrowings are either fixed rate or have been fixed through the use of interest rate swaps, forward rate agreements and options. A 100 basis point reduction in interest rates would result in an estimated decrease in net interest expense of £3 million (2005: £5 million), based on the composition of financial instruments including cash, cash equivalents, bank loans and commercial paper borrowings at December 31, 2006. A 100 basis points rise in interest rates would result in an estimated increase in net interest expense by £3 million (2005: £5 million).
(b) Foreign Exchange Rate Risks
     The following sensitivity analysis assumes an immediate 10% change in all foreign currency exchange rates against sterling from their levels at December 31, 2006, with all other variables held constant. A +10% change indicates a strengthening of the currency against sterling and a -10% change indicates a weakening of the currency against sterling.

		Fair Value Change			Fair Value Change
	Fair Value			Fair Value
	December 31,			December 31,
Financial Instrument	2006	+10%	-10%	2005	+10%	-10%

	(in millions)			(in millions)
Cash and cash equivalents	£519	£39	£(32)	£296	£20	£(17)
Short term borrowings	(574)	(61)	50	(536)	(59)	49
Long term borrowings (including current portion)	(2,541)	(238)	195	(2,685)	(298)	244
Interest rate swaps (including cross currency interest rate swaps)	176	20	(16)	174	19	(16)
Forward foreign exchange contracts	34	(31)	31	5	(38)	37
     A 10% change in foreign currency exchange rates would not result in a material change to the fair value of other financial instruments.

PART II
ITEM 15: CONTROLS AND PROCEDURES
Evaluation of Disclosure Controls and Procedures
     Reed Elsevier is required to comply with applicable US regulations, including the Sarbanes-Oxley Act, insofar as they apply to foreign private issuers. Accordingly, Reed Elsevier PLC and Reed Elsevier NV have established a Disclosure Committee comprising the company secretaries of Reed Elsevier PLC and Reed Elsevier NV and other senior Reed Elsevier managers appointed by the Chief Executive Officer and Chief Financial Officer of Reed Elsevier PLC and Reed Elsevier NV. The committee has reviewed and evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2006. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer of Reed Elsevier PLC and Reed Elsevier NV have concluded that our disclosure controls and procedures are effective as of the end of the period covered by this report, timely providing them with all material information required to be disclosed in this annual report.
Management’s Annual Report on Internal Control over Financial Reporting
     In accordance with Section 404 of the Sarbanes-Oxley Act, management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a — 15(f) and 15d — 15(f) under the Exchange Act, as amended. Reed Elsevier’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS, and the reconciliations required to US GAAP. Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of Reed Elsevier’s financial statements would be prevented or detected.
     Reed Elsevier management conducted an evaluation of the effectiveness of its internal control over financial reporting based on the framework in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that the internal controls over financial reporting of the Reed Elsevier combined businesses, Reed Elsevier PLC and Reed Elsevier NV were effective as of December 31, 2006.
     Deloitte & Touche LLP and Deloitte Accountants BV, who have audited the financial statements of Reed Elsevier PLC and Reed Elsevier NV respectively for the fiscal year ended December 31, 2006, have also audited management’s assessment of the effectiveness of internal control over financial reporting and the effectiveness of internal control over financial reporting; their reports in respect of the Reed Elsevier combined businesses, Reed Elsevier PLC and Reed Elsevier NV are included herein as exhibits (see “Item 19: Exhibits” on page F-92).
     Certifications by the Chief Executive Officer and Chief Financial Officer of Reed Elsevier PLC and Reed Elsevier NV as required by the Sarbanes-Oxley Act are submitted as exhibits to this Form 20-F (see “Item 19: Exhibits” on page F-92).
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
     The boards of Reed Elsevier Group plc and Elsevier Reed Finance BV have implemented an ongoing process for identifying, evaluating, monitoring and managing the more significant risks faced by their respective businesses. This process has been in place throughout the year ended December 31, 2006, and up to the date of the approvals of this annual report.
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
     Each division has identified and evaluated its major risks, the controls in place to manage those risks and the level of residual risk accepted. Risk management and control procedures are embedded into the operations of the business and include the monitoring of progress in areas for improvement that come to management and board attention. The major risks identified include business continuity, protection of IT systems and data, challenges to intellectual property rights, management of strategic and operational change, evaluation and integration of acquisitions, and recruitment and retention of personnel.
     The major strategic risks facing the Reed Elsevier Group plc businesses are considered by the board. Litigation and other legal and regulatory matters are managed by legal directors in Europe and the United States.
     The Reed Elsevier Group plc Audit Committee receives regular reports on the management of material risks and reviews these reports. The Audit Committee also receives regular reports from both internal and external auditors on internal control matters. In addition, each division is required, at the end of the financial year, to review the effectiveness of its internal controls and report its findings on a detailed basis to the management of Reed Elsevier Group plc. These reports are summarised and, as part of the annual review of effectiveness, submitted to the Audit Committee of Reed Elsevier Group plc. The Chairman of the Audit Committee reports to the board on any significant internal control matters arising.
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
Audit Committees
     Reed Elsevier Group plc, Reed Elsevier PLC and Reed Elsevier NV have established Audit Committees which comprise only non-executive directors, all of whom are independent. The Audit Committees, which meet regularly, are chaired by Lord Sharman, the other members being Strauss Zelnick, David Reid and Lisa Hook (from July 24, 2006).
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
Compliance with New York Stock Exchange Corporate Governance Rules
     Reed Elsevier PLC and Reed Elsevier NV, as companies listed on the New York Stock Exchange (the “NYSE”), are subject to the listing requirements of the NYSE and the rules of the U.S. Securities and Exchange Commission (the “SEC”). We also continually monitor our compliance with the provisions of the Sarbanes Oxley Act of 2002 that are applicable to non-U.S. issuers.
     In November 2003, the SEC approved new corporate governance standards for companies that are listed on the NYSE. Since we are a non-US issuer, we are only required to comply with certain of the NYSE corporate governance rules and we are in compliance with all applicable rules. The NYSE’s rules also require us to disclose any significant ways in which our corporate governance practices differ from those required of US companies under the NYSE listing standards.
     Reed Elsevier follows UK corporate governance practice, which does not differ significantly from the NYSE corporate governance standards for foreign issuers. We also follow Dutch corporate governance practice. We believe that our corporate governance practices do not differ in any significant way from those required to be followed by US companies under the NYSE corporate governance listing standards, except that the joint Nominations Committee of Reed Elsevier PLC and Reed Elsevier NV is not composed entirely of independent directors as defined by the NYSE.
     The NYSE listing standards provide that US companies must have a nominating/ corporate governance committee composed entirely of independent directors and with a written charter that addresses the committee’s purpose and responsibilities which, at a minimum, must be to identify individuals qualified to become board members, develop and recommend to the board a set of corporate governance principles and to oversee the evaluation of the board and management.
     Reed Elsevier PLC and Reed Elsevier NV have a joint Nominations Committee and a joint Corporate Governance Committee. The written terms of reference adopted by the Reed Elsevier PLC and the Reed Elsevier NV boards for these committees specify purposes and responsibilities that correspond to those of a US company’s nominating/ corporate governance committee under the NYSE’s listing standards. The Nominations Committee is made up of four independent directors plus our Chief Executive Officer. The Corporate Governance Committee is made up of eight independent directors.

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
ITEM 16C: PRINCIPAL ACCOUNTANT FEES AND SERVICES
     The aggregate fees billed by our principal accountants, Deloitte & Touche LLP, Deloitte Accountants BV, the member firms of Deloitte Touche Tohmatsu and their respective affiliates, for the two years ended December 31, 2006 were as follows:

	Year ended	Year ended
	December 31,	December 31,
	2006	2005

	(in millions)
Audit fees	£4.7	£3.2
Audit related fees	0.6	0.8
Tax fees	0.6	0.7
All other fees	—	0.1

Total	£5.9	£4.8

     Auditors’ remuneration for non audit services includes £0.6 million (2005: £0.8 million) for audit related services, comprising £0.3 million (2005: £0.4 million) relating to due diligence and other transaction related services and £0.3 million (2005: £0.4 million) for other audit related services such as royalty audits. Tax fees of £0.6 million (2005: £0.7 million) relate to tax compliance and advisory work.
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
     All of the audit and non audit services carried out in the year ended December 31, 2006 were pre-approved under the policies and procedures summarised above.

ITEM 16D: EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
     Not applicable.
ITEM 16E: PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
     The Reed Elsevier Group plc Employee Benefit Trust (“EBT”) has made the following share purchases to satisfy obligations under the Reed Elsevier share option schemes. All purchases were made in open market transactions. None of the share purchases was made pursuant to a publicly announced plan or program.

	Reed Elsevier PLC ordinary shares		Reed Elsevier NV ordinary shares

		Average price paid		Average price paid
	Total number of	per share	Total number of	per share
Period	shares purchased	£	shares purchased	€

March 1, 2006 to March 31, 2006	1,200,000	£5.37	800,000	€11.58
April 1, 2006 to April 30, 2006	2,310,937	5.50	1,415,161	12.02
May 1, 2006 to May 31, 2006	1,160,798	5.23	777,809	11.32
June 1, 2006 to June 30, 2006	1,906,402	5.28	1,024,439	11.49

Total	6,578,137	£5.36	4,017,409	€11.65

     In February 2006 Reed Elsevier announced an annual share repurchase programme. It is expected, subject to prevailing market and business conditions, to spend approximately $1 billion over three years. The repurchase of shares in Reed Elsevier PLC and Reed Elsevier NV will reflect the equalization ratio and the parent companies therefore expect to spend approximately £300 million and €435 million respectively. The repurchases made by the respective parent companies as part of the annual share repurchase programme in the year ended December 31, 2006 are set out below. All purchases were made in open market transactions.

	Reed Elsevier PLC ordinary shares			Reed Elsevier NV ordinary shares

			Value of			Value of
		Average price	shares that		Average price	shares that
	Total number	paid per	may yet be	Total number	paid per	may yet be
	of shares	share	repurchased	of shares	share	repurchased
Period	purchased	£	£m	purchased	€	€m

February 1, 2006 to February 28, 2006	2,200,000	£5.19	289	1,380,000	€11.31	419
March 1, 2006 to March 31, 2006	7,271,500	5.44	249	4,791,500	11.75	363
April 1, 2006 to April 30, 2006	2,828,000	5.50	234	2,010,000	11.83	339
May 1, 2006 to May 31, 2006	6,204,000	5.31	201	4,020,000	11.53	293
June 1, 2006 to June 30, 2006	2,090,000	5.20	190	1,180,000	11.36	280

Total	20,593,500	£5.36		13,381,500	€11.62

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

REED ELSEVIER
COMBINED FINANCIAL STATEMENTS

THIS PAGE INTENTIONALLY BLANK

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
     To the Board of Directors and members of Reed Elsevier PLC and to the Supervisory and Executive Boards of Directors and shareholders of Reed Elsevier NV:
     We have audited the accompanying combined balance sheets of Reed Elsevier PLC, Reed Elsevier NV, Reed Elsevier Group plc and Elsevier Reed Finance BV and their respective subsidiaries, associates and joint ventures (together ”the combined businesses”) as of December 31, 2006 and 2005, and the related combined statements of income, cash flow, recognised income and expense and shareholders’ equity reconciliation for each of the three years in the period ended December 31, 2006. Our audits also included the financial statement schedule listed in the Index. These combined financial statements and financial statement schedule are the responsibility of the management of Reed Elsevier PLC and Reed Elsevier NV. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audits.
     We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, such combined financial statements present fairly, in all material respects, the financial position of the combined businesses as of December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with International Financial Reporting Standards (“IFRS”) as adopted by the European Union. Also, in our opinion, such financial statement schedule, when considered in relation to the combined financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.
     IFRS as adopted for use in the European Union vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 34 to the combined financial statements.
     As discussed in Note 34 to the financial statements, in 2006, the combined businesses changed their method of accounting for Defined Benefit Pension and Other Postretirement Plans to conform to Financial Accounting Standards Board Statement No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans — An Amendment of FASB Statements No. 87, 88, 106 and 132R.
     We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the combined businesses’ internal control over financial reporting as of December 31, 2006, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 14, 2007 (see Item 19 — Exhibit 15.4) expressed an unqualified opinion on management’s assessment of the effectiveness of the combined businesses’ internal control over financial reporting and an unqualified opinion on the effectiveness of the combined businesses’ internal control over financial reporting.

DELOITTE & TOUCHE LLP London, England February 14, 2007	DELOITTE ACCOUNTANTS B.V. Amsterdam, The Netherlands February 14, 2007

REED ELSEVIER
COMBINED INCOME STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2006

		2006	2005	2004
		£m	£m	£m
	Note
Revenue	3	5,398	5,166	4,812
Cost of sales		(1,983)	(1,890)	(1,733)

Gross profit		3,415	3,276	3,079
Selling and distribution costs		(1,148)	(1,120)	(1,065)
Administration and other expenses		(1,405)	(1,333)	(1,265)

Operating profit before joint ventures		862	823	749
Share of results of joint ventures		18	16	17

Operating profit	4	880	839	766

Finance income	8	21	36	16
Finance costs	8	(179)	(176)	(148)

Net finance costs		(158)	(140)	(132)

Disposals and other non operating items	9	(1)	2	(3)

Profit before tax		721	701	631
Taxation	10	(96)	(237)	(170)

Net profit for the year		625	464	461

Attributable to:
Parent companies’ shareholders		623	462	459
Minority interests		2	2	2

Net profit for the year		625	464	461

The accompanying notes on pages F-10 to F-60 are an integral part of these combined financial statements

REED ELSEVIER
COMBINED CASH FLOW STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2006

		2006	2005	2004
		£m	£m	£m
	Note
Cash flow from operating activities
Cash generated from operations	11	1,304	1,223	1,154
Interest paid		(172)	(153)	(146)
Interest received		12	11	16
Tax paid		(170)	(171)	(209)

Net cash from operating activities		974	910	815

Cash flows from investing activities
Acquisitions	11	(163)	(317)	(647)
Purchases of property, plant and equipment		(88)	(93)	(82)
Expenditure on internally developed intangible assets		(108)	(102)	(110)
Purchases of investments		(9)	(3)	(13)
Proceeds on disposals of property, plant and equipment		2	8	4
Proceeds from other disposals		48	36	12
Dividends received from joint ventures		16	16	17

Net cash used in investing activities		(302)	(455)	(819)

Cash flows from financing activities
Dividends paid to shareholders of the parent companies		(371)	(336)	(309)
Increase/(decrease) in bank loans, overdrafts and commercial paper		72	(492)	(162)
Issuance of other loans		407	544	102
Repayment of other loans		(337)	(90)	(3)
Repayment of finance leases		(12)	(13)	(19)
Proceeds on issue of ordinary shares		93	25	21
Purchase of treasury shares		(285)	(27)	(29)

Net cash used in financing activities		(433)	(389)	(399)

Increase/(decrease) in cash and cash equivalents		239	66	(403)

Movement in cash and cash equivalents
At January 1		296	225	638
Increase/(decrease) in cash and cash equivalents		239	66	(403)
Exchange translation differences		(16)	5	(10)

At December 31		519	296	225

The accompanying notes on pages F-10 to F-60 are an integral part of these combined financial statements

REED ELSEVIER
COMBINED BALANCE SHEET
AS AT DECEMBER 31, 2006

		2006	2005
		£m	£m
	Note
Non-current assets
Goodwill	14	2,802	3,030
Intangible assets	15	2,524	2,979
Investments in joint ventures	16	73	71
Other investments	16	50	44
Property, plant and equipment	17	298	314
Net pension assets	6	20	—
Deferred tax assets	19	170	266

		5,937	6,704

Current assets
Inventories and pre-publication costs	20	633	630
Trade and other receivables	21	1,443	1,437
Cash and cash equivalents		519	296

		2,595	2,363

Assets held for sale		—	60

Total assets		8,532	9,127

Current liabilities
Trade and other payables	22	1,934	1,982
Borrowings	23	921	900
Taxation		479	556

		3,334	3,438

Non-current liabilities
Borrowings	23	2,085	2,264
Deferred tax liabilities	19	850	980
Net pension obligations	6	256	405
Provisions	25	28	44

		3,219	3,693

Liabilities associated with assets held for sale		—	11

Total liabilities		6,553	7,142

Net assets		1,979	1,985

Capital and reserves
Combined share capitals	27	191	190
Combined share premiums	28	1,879	1,805
Combined shares held in treasury	29	(377)	(93)
Translation reserve	30	(136)	89
Other combined reserves	31	409	(21)

Combined shareholders’ equity		1,966	1,970
Minority interests		13	15

Total equity		1,979	1,985

The accompanying notes on pages F-10 to F-60 are an integral part of these combined financial statements

REED ELSEVIER
COMBINED STATEMENT OF RECOGNISED INCOME AND EXPENSE
FOR THE YEAR ENDED DECEMBER 31, 2006

		2006	2005	2004
		£m	£m	£m
	Note
Net profit for the year		625	464	461
Exchange differences on translation of foreign operations		(244)	180	(121)
Actuarial gains/(losses) on defined benefit pension schemes	6	139	(37)	(74)
Fair value movements on available for sale investments		3	3	—
Fair value movements on cash flow hedges		54	(10)	—
Tax recognised directly in equity	10	(60)	(3)	12

Net (expense)/income recognised directly in equity		(108)	133	(183)

Transfer to net profit from hedge reserve (net of tax)		(5)	(19)	—

Total recognised income and expense for the year		512	578	278

Attributable to:
Parent companies’ shareholders		510	576	276
Minority interests		2	2	2

Total recognised income and expense for the year		512	578	278

COMBINED SHAREHOLDERS’ EQUITY RECONCILIATION
FOR THE YEAR ENDED DECEMBER 31, 2006

		2006	2005	2004
		£m	£m	£m
	Note
Total recognised net income attributable to the parent companies’ shareholders		510	576	276
Dividends declared	13	(371)	(336)	(309)
Issue of ordinary shares, net of expenses		93	25	21
Increase in shares held in treasury	29	(285)	(27)	(29)
Increase in share based remuneration reserve		49	57	59

Net (decrease)/increase in combined shareholders’ equity		(4)	295	18
Combined shareholders’ equity at January 1		1,970	1,664	1,646
Transition adjustment on adoption of IAS39		—	11	—

Combined shareholders’ equity at December 31		1,966	1,970	1,664

The accompanying notes on pages F-10 to F-60 are an integral part of these combined financial statements

REED ELSEVIER
NOTES TO THE COMBINED FINANCIAL STATEMENTS

1.	Basis of preparation
     The Reed Elsevier combined financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the European Union. None of the differences between IFRS as published by the International Accounting Standards Board (“IASB”) and that adopted by the European Union have an impact on the combined financial statements of Reed Elsevier. Consequently there is no difference between the combined financial statements reported under IFRS as adopted by the European Union and those that would be reported under IFRS as published by the IASB. These principles differ in certain significant respects from US GAAP as set out in note 34 to the combined financial statements.
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
     Transactions in foreign currencies are recorded at the rate of exchange prevailing on the date of the transaction. At each balance sheet date, monetary assets and liabilities that are denominated in foreign currencies are retranslated at the rate prevailing on the balance sheet date. Exchange differences arising are recorded in the income statement other than where hedge accounting applies (see Financial Instruments).
     Assets and liabilities of foreign operations are translated at exchange rates prevailing on the balance sheet date. Income and expense items of foreign operations are translated at the average exchange rate for the period. Exchange differences arising are classified as equity and transferred to the translation reserve. When foreign operations are disposed of, the related cumulative translation differences are recognised within the income statement in the period.
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
     Net pension obligations in respect of defined benefit schemes are included in the balance sheet at the present value of scheme liabilities, less the fair value of scheme assets. Where schemes are in surplus, i.e. assets exceed liabilities, the

2.	Accounting policies – (continued)

net pension assets are separately included in the balance sheet. Any net pension asset is limited to the extent that the asset is recoverable through reductions in future contributions.
     The expense of defined contribution pension schemes and other employee benefits is charged in the income statement as incurred.
Share based remuneration
     The fair value of share based remuneration is determined at the date of grant and recognised as an expense in the income statement on a straight line basis over the vesting period, taking account of the estimated number of shares that are expected to vest. Market based performance criteria are taken into account when determining the fair value at the date of grant. Non-market based performance criteria are taken into account when estimating the number of shares expected to vest. The fair value of share based remuneration is determined by use of a binomial or Monte Carlo simulation model as appropriate. All of Reed Elsevier’s share based remuneration is equity settled.
Borrowing costs
     All borrowing costs are expensed as incurred unless hedge accounting applies (see Financial Instruments).
Taxation
     The tax expense represents the sum of the tax payable on the current year taxable profits, adjustments in respect of prior years taxable profits, and the movements on deferred tax that are recognised in the income statement.
     The tax payable on current year taxable profits is calculated using the applicable tax rates that have been enacted, or substantively enacted, by the balance sheet date.
     Deferred tax is the tax arising on differences between the carrying amounts of assets and liabilities in the financial statements and their corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that, based on current forecasts, it is probable that taxable profits will be available against which deductible temporary differences can be utilised. Deferred tax is not recognised on temporary differences arising in respect of goodwill that is not deductible for tax purposes.
     Deferred tax is calculated using tax rates that are expected to apply in the period when the liability is expected to be settled or the asset realised. Full provision is made for deferred tax which would become payable on the distribution of retained profits from foreign subsidiaries, associates or joint ventures.
     Movements in deferred tax are charged or credited in the income statement, except when they relate to items charged or credited directly to equity, in which case the deferred tax is also recognised in equity. Deferred tax credits in respect of share based remuneration are recognised in equity to the extent that expected tax deductions exceed the related expense.
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
     Intangible assets acquired as part of business combinations comprise: market related assets (e.g. trade marks, imprints, brands); customer related assets (e.g. subscription bases, customer lists, customer relationships); editorial content; software and systems (e.g. application infrastructure, product delivery platforms, in-process research and development); contract based assets (e.g. publishing rights, exhibition rights, supply contracts); and other intangible

2.	Accounting policies – (continued)

assets. Internally generated intangible assets typically comprise software and systems development where an identifiable asset is created that is probable to generate future economic benefits.
     Intangible assets, other than brands and imprints determined to have indefinite lives, are amortised systematically over their estimated useful lives. The estimated useful lives of intangible assets with finite lives are as follows: market and customer related assets — 3 to 40 years; content, software and other acquired intangible assets — 3 to 20 years; and internally developed intangible assets — 3 to 10 years. Brands and imprints determined to have indefinite lives are not amortised and are subject to an impairment review at least annually.
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
Investments
     Investments, other than investments in joint ventures and associates, are stated in the balance sheet at fair value. Investments held as part of the venture capital portfolio are classified as held for trading, with changes in fair value reported through the income statement. All other investments are classified as available for sale with changes in fair value recognised directly in equity until the investment is disposed of or is determined to be impaired, at which time the cumulative gain or loss previously recognised in equity is brought into the net profit or loss for the period. All items recognised in the income statement relating to investments, other than investments in joint ventures and associates, are reported as non operating items.
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

2.	Accounting policies – (continued)

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
Financial instruments
     Financial instruments comprise investments (other than investments in joint ventures or associates), trade receivables, cash and cash equivalents, payables and accruals, provisions, borrowings and derivative financial instruments.
     Investments (other than investments in joint ventures and associates) are classified as either held for trading or available for sale, as described above.
     Trade receivables are carried in the balance sheet at invoiced value less allowance for estimated irrecoverable amounts. Irrecoverable amounts are estimated based on the ageing of trade receivables, experience and circumstance.
     Borrowings (other than fixed rate borrowings in designated hedging relationships and for which the carrying value is adjusted to reflect changes in the fair value of the hedged risk), payables, accruals and provisions are recorded at nominal value.
     Derivative financial instruments are used to hedge interest rate and foreign exchange risks. Changes in the fair value of derivative financial instruments that are designated and effective as hedges of future cash flows are recognised (net of tax) directly in equity in the hedge reserve. If a hedged firm commitment or forecasted transaction results in the recognition of a non financial asset or liability, then, at the time that the asset or liability is recognised, the associated gains or losses on the derivative that had previously been recognised in equity are included in the initial measurement of the asset or liability. For hedges that do not result in the recognition of an asset or a liability, amounts deferred in equity are recognised in the income statement in the same period in which the hedged item affects net profit or loss. Any ineffective portion of hedges is recognised immediately in the income statement.
     Derivative financial instruments that are not designated as hedging instruments are classified as held for trading and recorded in the balance sheet at fair value, with changes in fair value recognised in the income statement.
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
     The fair values of interest rate swaps, interest rate options, forward rate agreements and forward foreign exchange contracts represent the replacement costs calculated using market rates of interest and exchange. The fair value of long term borrowings is calculated by discounting expected future cash flows at market rates.
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
     On adoption of IAS39 — Financial Instruments, adjustments were made either to the carrying value of hedged items or to equity, as appropriate, to reflect the differences between the previous UK GAAP carrying values of financial instruments and their carrying values required to be reported under IAS39. Any transition gains or losses on financial instruments that qualified for hedge accounting were reflected in equity will remain in equity until either the forecasted transaction occurs or is no longer expected to occur.
Shares held in treasury
     Shares of Reed Elsevier PLC and Reed Elsevier NV that are repurchased by the respective parent companies and not cancelled are classified as shares held in treasury. The consideration paid, including directly attributable costs, is recognised as a deduction from equity. Shares of the parent companies that are purchased by the Reed Elsevier Group plc Employee Benefit Trust are also classified as shares held in treasury, with the cost recognised as a deduction from equity.

2.	Accounting policies – (continued)

Critical judgements and key sources of estimation uncertainty
     The most significant accounting policies in determining the financial condition and results of the Reed Elsevier combined businesses, and those requiring the most subjective or complex judgment, relate to the valuation of goodwill and intangible assets, share based remuneration, pensions and taxation. The carrying amounts of goodwill and intangible assets are reviewed at least twice a year, the key areas of judgment being in relation to the forecast long term growth rates and the appropriate discount rates to be applied to forecast cash flows. The charge for share based remuneration is determined based on the fair value of awards at the date of grant by use of binomial or Monte Carlo simulation models as appropriate, which require judgments to be made regarding share price volatility, dividend yield, risk free rates of return and expected option lives. Key estimates in accounting for defined benefit pension schemes are determined in conjunction with independent actuaries and include the life expectancy of members, expected salary and pension increases, inflation, the return on scheme assets and the rate at which future pension payments are discounted. Reed Elsevier’s policy is to make provision for tax uncertainties where it is considered probable that tax payments may arise.
Standards, amendments and interpretations not yet effective
     New accounting standards and amendments and their expected impact on the future accounting policies and reporting of Reed Elsevier are set out below.
     IFRS7 — Financial Instruments: Disclosures (effective for financial years beginning on or after January 1, 2007). IFRS7 requires discussion of the significance of financial instruments for an entity’s financial position and performance and introduces new qualitative and quantitative disclosures about exposure to risks arising from their use. Adoption of this standard is not expected to change significantly the disclosures related to financial instruments.
     Amendment to IAS1 — Presentation of Financial Statements — Capital Disclosures (effective for financial years beginning on or after January 1, 2007). The amendment introduces disclosures about an entity’s capital and how it manages capital. Adoption of this amendment is not expected to change significantly the presentation of the combined financial statements.
     IFRS8 — Operating Segments (effective for financial years beginning on or after January 1, 2009). IFRS8 sets out requirements for disclosure of information about an entity’s operating segments, its products and services, the geographical areas in which it operates, and its major customers. IFRS8 replaces IAS14 — Segment Reporting. Adoption of this standard is not expected to change significantly the disclosure of information in respect of Reed Elsevier’s operating segments.
     Additionally, a number of interpretations have been issued which are not expected to have any significant impact on Reed Elsevier’s accounting policies and reporting.

3.	Segment analysis
     Reed Elsevier is a publisher and information provider organised as four business segments: Elsevier, comprising scientific, technical and medical publishing businesses; LexisNexis, providing legal, tax, regulatory, risk management, information analytics and business information solutions to professional, business and government customers; Harcourt Education, publishing school textbooks and related instructional and assessment materials; and Reed Business, providing information and marketing solutions to business professionals. Internal reporting is consistent with this organisational structure.
     In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 131 — Disclosures about Segments of an Enterprise and Related Information, the segmental information includes adjusted operating profit, a key financial measure used by management to evaluate performance and allocate resource. Adjusted operating profit represents operating profit before amortisation of acquired intangible assets, acquisition integration costs and the equity share of taxes in joint ventures. A reconciliation of adjusted operating profit to operating profit is included in the information below.

3.	Segment analysis – (continued)

Analysis by business segment

	2006	2005	2004
	£m	£m	£m

Revenue
Elsevier	1,521	1,436	1,363
LexisNexis	1,570	1,466	1,292
Harcourt Education	889	901	868
Reed Business	1,418	1,363	1,289

Total	5,398	5,166	4,812

Operating profit
Elsevier	395	396	402
LexisNexis	264	218	188
Harcourt Education	43	87	67
Reed Business	183	158	126

Subtotal	885	859	783
Corporate costs	(39)	(32)	(29)
Unallocated net pension credit	34	12	12

Total	880	839	766

Adjusted operating profit
Elsevier	465	449	445
LexisNexis	380	338	287
Harcourt Education	129	161	157
Reed Business	241	214	194

Subtotal	1,215	1,162	1,083
Corporate costs	(39)	(32)	(29)
Unallocated net pension credit	34	12	12

Total	1,210	1,142	1,066

     Revenue is analysed before the £108 million (2005: £91 million; 2004: £94 million) share of joint ventures’ revenue, of which £21 million (2005: £20 million; 2004: £19 million) relates to LexisNexis, principally to Giuffrè, and £87 million (2005: £71 million; 2004: £75 million) relates to Reed Business, principally to exhibition joint ventures.
     Share of post-tax results of joint ventures of £18 million (2005: £16 million; 2004: £17 million) included in operating profit comprises £3 million (2005: £3 million; 2004: £3 million) relating to LexisNexis and £15 million (2005: £13 million; 2004: £14 million) relating to Reed Business. The unallocated net pension credit of £34 million (2005: £12 million; 2004: £12 million) comprises the expected return on pension scheme assets of £178 million (2005: £149 million; 2004: £139 million) less interest on pension scheme liabilities of £144 million (2005: £137 million; 2004: £127 million).

	2006	2005	2004
	£m	£m	£m

Expenditure on acquired goodwill and intangible assets
Elsevier	53	220	3
LexisNexis	79	58	517
Harcourt Education	6	7	113
Reed Business	51	46	22

Total	189	331	655

3.	Segment analysis – (continued)

	2006	2005	2004
	£m	£m	£m

Capital expenditure in year
Elsevier	51	60	65
LexisNexis	95	95	93
Harcourt Education	29	22	27
Reed Business	30	27	27

Subtotal	205	204	212
Corporate	2	3	4

Total	207	207	216

Amortisation of acquired intangible assets	57	49	39
Elsevier	104	102	82
LexisNexis	86	73	74
Harcourt Education	50	52	60
Reed Business	297	276	255
Total

Depreciation and other amortisation	47	38	28
Elsevier	70	65	57
LexisNexis	15	14	12
Harcourt Education	27	25	25
Reed Business	159	142	122
Subtotal	3	2	4
Corporate	162	144	126
Total

     Capital expenditure comprises additions to property, plant and equipment and internally developed intangible assets. Other than the depreciation and amortisation above, non cash items of £49 million (2005: £57 million; 2004: £59 million) relate to the recognition of share based remuneration and comprise £10 million (2005: £11 million; 2004: £9 million) in Elsevier; £12 million (2005: £16 million; 2004: £15 million) in LexisNexis; £5 million (2005: £9 million; 2004: £9 million) in Harcourt Education; £14 million (2005: £14 million; 2004: £17 million) in Reed Business; and £8 million (2005: £7 million; 2004: £9 million) in Corporate.

	2006	2005	2004
	£m	£m	£m

Total assets
Elsevier	2,352	2,545	2,099
LexisNexis	2,593	2,881	2,616
Harcourt Education	1,482	1,667	1,542
Reed Business	1,146	1,225	1,194

Subtotal	7,573	8,318	7,451
Taxation	170	266	235
Cash	519	296	225
Net pension assets	20	—	—
Other assets	250	247	41

Total	8,532	9,127	7,952

3.	Segment analysis – (continued)

	2006	2005	2004
	£m	£m	£m

Total liabilities
Elsevier	726	759	704
LexisNexis	383	386	329
Harcourt Education	172	181	177
Reed Business	533	544	515

Subtotal	1,814	1,870	1,725
Taxation	1,329	1,536	1,354
Borrowings	3,006	3,164	2,757
Net pension obligations	256	405	321
Other liabilities	148	167	118

Total	6,553	7,142	6,275

Net assets/(liabilities)
Elsevier	1,626	1,786	1,395
LexisNexis	2,210	2,495	2,287
Harcourt Education	1,310	1,486	1,365
Reed Business	613	681	679

Subtotal	5,759	6,448	5,726
Taxation	(1,159)	(1,270)	(1,119)
Cash	519	296	225
Borrowings	(3,006)	(3,164)	(2,757)
Net pension obligations	(236)	(405)	(321)
Other assets and liabilities	102	80	(77)

Total	1,979	1,985	1,677

     Investments in joint ventures of £73 million (2005: £71 million; 2004: £60 million) included in segment assets above comprise £27 million (2005: £28 million; 2004: £26 million) relating to LexisNexis and £46 million (2005: £43 million; 2004: £34 million) relating to Reed Business.
     Adjusted operating profit is derived from operating profit as follows:

	2006	2005	2004
	£m	£m	£m

Operating profit	880	839	766
Adjustments:
Amortisation of acquired intangible assets	297	276	255
Acquisition integration costs	23	21	38
Reclassification of tax in joint ventures	10	6	7

Adjusted operating profit	1,210	1,142	1,066

3.	Segment analysis – (continued)

Analysis by geographical origin

	2006	2005	2004
	£m	£m	£m

Revenue
North America	2,979	2,888	2,656
United Kingdom	898	870	846
The Netherlands	503	500	503
Rest of Europe	685	601	545
Rest of world	333	307	262

Total	5,398	5,166	4,812

Operating profit
North America	364	364	315
United Kingdom	166	158	129
The Netherlands	173	161	182
Rest of Europe	120	106	102
Rest of world	57	50	38

Total	880	839	766

Adjusted operating profit
North America	602	595	539
United Kingdom	199	186	159
The Netherlands	176	166	189
Rest of Europe	172	141	138
Rest of world	61	54	41

Total	1,210	1,142	1,066

Total assets
North America	5,606	6,433	5,622
United Kingdom	1,034	899	927
The Netherlands	573	513	417
Rest of Europe	1,097	1,089	841
Rest of world	222	193	145

Total	8,532	9,127	7,952

Long-lived assets
North America	4,254	4,950	4,538
United Kingdom	529	495	492
The Netherlands	142	153	150
Rest of Europe	651	686	536
Rest of world	48	39	22

Total	5,624	6,323	5,738

3.	Segment analysis – (continued)

	2006	2005	2004
	£m	£m	£m

Total liabilities
North America	3,313	4,075	3,403
United Kingdom	1,123	611	581
The Netherlands	463	651	623
Rest of Europe	1,511	1,647	1,531
Rest of world	143	158	137

Total	6,553	7,142	6,275

Net assets/(liabilities)
North America	2,293	2,358	2,219
United Kingdom	(89)	288	346
The Netherlands	110	(138)	(206)
Rest of Europe	(414)	(558)	(690)
Rest of world	79	35	8

Total	1,979	1,985	1,677

Expenditure on acquired goodwill and intangible assets
North America	104	96	630
United Kingdom	54	16	13
The Netherlands	—	9	5
Rest of Europe	16	200	6
Rest of world	15	10	1

Total	189	331	655

Capital expenditure in year
North America	135	131	132
United Kingdom	36	35	35
The Netherlands	18	18	35
Rest of Europe	10	13	9
Rest of world	8	10	5

Total	207	207	216

     Long-lived assets comprise goodwill, intangible assets and property, plant and equipment.
Analysis by geographical market

	2006	2005	2004
	£m	£m	£m

Revenue
North America	3,082	2,974	2,779
United Kingdom	592	568	545
The Netherlands	202	202	202
Rest of Europe	880	804	725
Rest of world	642	618	561

Total	5,398	5,166	4,812

4.	Operating profit
     Operating profit is stated after charging/(crediting) the following:

		2006	2005	2004
		£m	£m	£m
	Note
Staff costs
Wages and salaries		1,383	1,318	1,216
Social security costs		146	136	125
Pensions	6	80	100	89
Share based remuneration	7	49	57	59

Total staff costs		1,658	1,611	1,489

Depreciation and amortisation
Amortisation of acquired intangible assets	15	297	276	255
Amortisation of internally developed intangible assets	15	71	57	55
Depreciation of property, plant and equipment	17	91	87	71

Total depreciation and amortisation		459	420	381

Auditors’ remuneration
For audit services		4.7	3.2	3.0
For non audit services		1.2	1.6	1.2

Total auditors’ remuneration		5.9	4.8	4.2

Other expenses and income
Pre-publication costs, inventory expenses and other cost of sales		1,983	1,890	1,733
Operating lease rentals expense		120	115	105
Operating lease rentals income		(17)	(14)	(12)

     Depreciation and amortisation charges are included within administration and other expenses.
     Auditors remuneration for audit services comprises £0.4 million (2005: £0.4 million; 2004: £0.4 million) payable to the auditors of the parent companies and £4.3 million (2005: £2.8 million; 2004: £2.6 million) payable to the auditors of the parent companies and their associates for the audit of the financial statements of the operating and financing businesses, including for 2006 the review and testing of internal controls over financial reporting in accordance with the US Sarbanes-Oxley Act. Auditors’ remuneration for non audit services comprises: £0.6 million (2005: £0.7 million; 2004: £0.6 million) for taxation services, £0.3 million (2005: £0.4 million; 2004: £0.2 million) for due diligence and other transaction related services, nil (2005: £0.1 million; 2004: nil) for the audit of associated pension schemes and £0.3 million (2005: £0.4 million; 2004: £0.4 million) for other non audit services.

5.	Personnel
Number of people employed

	At December 31,		Average during the year

	2006	2005	2006	2005	2004

Business segment
Elsevier	7,200	7,300	7,300	7,100	6,700
LexisNexis	13,800	13,400	13,700	13,200	12,800
Harcourt Education	5,300	5,400	5,300	5,400	5,300
Reed Business	10,300	10,200	10,300	10,200	10,100

Subtotal	36,600	36,300	36,600	35,900	34,900
Corporate/shared functions	200	200	200	200	200

Total	36,800	36,500	36,800	36,100	35,100

Geographical location
North America	19,800	20,200	20,000	20,100	19,800
United Kingdom	6,000	5,800	5,900	5,800	5,700
The Netherlands	2,500	2,500	2,500	2,500	2,600
Rest of Europe	4,700	4,600	4,600	4,300	4,000
Rest of world	3,800	3,400	3,800	3,400	3,000

Total	36,800	36,500	36,800	36,100	35,100

6.	Pension schemes
     A number of pension schemes are operated around the world. The major schemes are of the defined benefit type with assets held in separate trustee administered funds. The largest schemes, which cover the majority of employees, are in the UK, the US and the Netherlands. Under these plans, employees are entitled to retirement benefits dependent on the number of years service provided.
     The principal assumptions used for the purpose of valuation under IAS19 — Employee Benefits, are determined for each scheme in conjunction with the respective schemes’ independent actuaries and are presented below as the weighted average of the various defined benefit pension schemes:

	2006	2005	2004

Discount rate	5.3%	4.9%	5.4%
Expected rate of return on scheme assets	7.0%	7.0%	6.8%
Expected rate of salary increases	4.2%	4.0%	4.4%
Inflation	2.9%	2.7%	2.8%
Future pension increases	2.9%	2.8%	2.8%
     The expected rates of return on individual categories of scheme assets are determined by reference to relevant market indices. The overall expected rate of return on scheme assets is based on the weighted average of each asset category.
     Mortality assumptions used in assessing defined benefit obligations, make allowance for future improvements in longevity and have been determined by reference to applicable mortality statistics and the actuaries’ expectations for each scheme. The average life expectancies assumed in the valuation of the defined benefit obligations are set out below.

	2006		2005		2004

Average life expectancy (at December	Male	Female	Male	Female	Male	Female
31,)	(years)	(years)	(years)	(years)	(years)	(years)

Member currently aged 60	86	87	83	86	83	86
Member currently aged 45	86	87	83	86	83	86
     The increase in average life expectancies since 2005 follows the triennial actuarial valuation of the UK pension scheme.

6.	Pension schemes – (continued)

     The defined benefit pension expense, recognised within operating expenses in the income statement comprises:

	2006	2005	2004
	£m	£m	£m

Service cost (including curtailment credits of £11 million (2005: nil; 2004: nil))	94	91	83
Interest on pension scheme liabilities	144	137	127
Expected return on scheme assets	(178)	(149)	(139)

Net defined benefit pension expense	60	79	71

     A total of £20 million (2005: £21 million; 2004: £18 million) was recognised as an expense in relation to defined contribution pension schemes.
     The amount recognised in the balance sheet in respect of defined benefit pension schemes at the start and end of the year and the movements during the year were as follows:

	2006			2005			2004

	Defined	Fair value	Net	Defined	Fair value	Net	Defined	Fair value	Net
	benefit	of scheme	pension	benefit	of scheme	pension	benefit	of scheme	pension
	obligations	assets	obligations	obligations	assets	obligations	obligations	assets	obligations
	£m	£m	£m	£m	£m	£m	£m	£m	£m

At January 1	(2,980)	2,575	(405)	(2,525)	2,204	(321)	(2,281)	2,030	(251)
Service cost	(94)	—	(94)	(91)	—	(91)	(83)	—	(83)
Interest on pension scheme liabilities	(144)	—	(144)	(137)	—	(137)	(127)	—	(127)
Expected return on scheme assets	—	178	178	—	149	149	—	139	139
Actuarial gain/(loss)	40	99	139	(267)	230	(37)	(140)	66	(74)
Contributions by employer	—	61	61	—	47	47	—	68	68
Contributions by employees	(13)	13	—	(13)	13	—	(10)	10	—
Benefits paid	106	(102)	4	94	(94)	—	89	(89)	—
Exchange translation differences	77	(52)	25	(41)	26	(15)	27	(20)	7

At December 31	(3,008)	2,772	(236)	(2,980)	2,575	(405)	(2,525)	2,204	(321)

     The net pension obligations of £236 million at December 31, 2006 comprise schemes in surplus with net pension assets of £20 million (2005: nil; 2004: nil) and schemes in deficit with net pension obligations of £256 million (2005: £405 million; 2004: £321 million).
     As at December 31, 2006 the defined benefit obligations comprise £2,921 million (2005: £2,890 million; 2004: £2,458 million) in relation to funded schemes and £87 million (2005: £90 million; 2004: £67 million) in relation to unfunded schemes. The weighted average duration of defined benefit scheme liabilities is 19 years (2005: 19 years; 2004: 19 years). Deferred tax assets of £92 million (2005: £133 million; 2004: £109 million) and deferred tax liabilities of £6 million (2005: nil; 2004: nil) are recognised in respect of the net pension obligations.

6.	Pension schemes – (continued)

     The fair value of scheme assets held as equities, bonds and other assets, and their expected rates of return, is shown below:

	2006			2005			2004

	Expected			Expected			Expected
	rate of		Proportion	rate of		Proportion	rate of		Proportion
	return on	Fair value	of total	return on	Fair value	of total	return on	Fair value	of total
	scheme	of scheme	scheme	scheme	of scheme	scheme	scheme	of scheme	scheme
	assets	assets	assets	assets	assets	assets	assets	assets	assets
	%	£m	%	%	£m	%	%	£m	%

Equities	8.0	1,857	67%	8.1	1,708	66%	7.9	1,404	64%
Bonds	4.4	777	28%	4.3	757	30%	4.7	713	32%
Other	5.0	138	5%	5.7	110	4%	4.4	87	4%

Total	7.0	2,772	100%	7.0	2,575	100%	6.8	2,204	100%

     The actual return on scheme assets for the year ended December 31, 2006 was £277 million (2005: £379 million; 2004: £205 million).
     A summary of pension balances for the three years ended December 31, 2006 is set out below.

	2006	2005	2004
	£m	£m	£m

Fair value of scheme assets	2,772	2,575	2,204
Defined benefit obligations	(3,008)	(2,980)	(2,525)

Net pension obligations	(236)	(405)	(321)

     Gains and losses arising on the revaluation of pension scheme assets and liabilities that have been recognised in the statement of recognised income and expense are set out below:

	2006	2005	2004
	£m	£m	£m

Gains and losses arising during the year:
Experience losses on scheme liabilities	(30)	(25)	(18)
Experience gains on scheme assets	99	230	66
Actuarial gains/(losses) arising on the present value of scheme liabilities due to changes in:
— discount rates	198	(217)	(113)
— inflation	(77)	—	—
— life expectancy and other actuarial assumptions	(51)	(25)	(9)

	139	(37)	(74)
Net cumulative losses at start of year	(111)	(74)	—

Net cumulative gains/(losses) at end of year	28	(111)	(74)

     The combined businesses expect to contribute approximately £66 million to their defined benefit pension schemes in 2007.
Sensitivity analysis
     Valuation of Reed Elsevier’s pension scheme liabilities involves judgement about uncertain events, including the life expectancy of the members, salary and pension increases, inflation and the rate at which the future pension payments are discounted. Estimates are used for each of these factors, determined in conjunction with independent actuaries. Differences arising from actual experience or future changes in assumptions may materially affect future pension charges.

6.	Pension schemes – (continued)

In particular, changes in assumptions for discount rates, inflation and life expectancies would have the following approximate effects on the annual net pension expense and the defined benefit pension obligations:

£m

Increase/decrease of 0.25% in discount rate:
Decrease/increase in annual net pension expense	7
Decrease/increase in defined benefit pension obligations	140

Increase/decrease of one year in assumed life expectancy:
Increase/decrease in annual net pension expense	7
Increase/decrease in defined benefit pension obligations	90

Increase/decrease of 0.25% in the expected inflation rate:
Increase/decrease in annual net pension expense	4
Increase/decrease in defined benefit pension obligations	100

     Additionally, the annual net pension expense includes an expected return on scheme assets. A 5% increase/decrease in the market value of equity investments held by the defined benefit pension schemes would, absent any change in their expected long term rate of return, increase/decrease the amount of the expected return on scheme assets by £7 million and would decrease/increase the amount of the net pension deficit by £90 million.

7.	Share based remuneration
     Reed Elsevier provides a number of share based remuneration schemes to directors and employees. The principal share based remuneration schemes are the Executive Share Option Schemes (ESOS), the Long Term Incentive Scheme (LTIS), the Retention Share Plan (RSP) and the Bonus Investment Plan (BIP). Share options granted under ESOS and LTIS are exercisable after three years and up to ten years from the date of grant at a price equivalent to the market value of the respective shares at the date of grant. Conditional shares granted under ESOS, LTIS, RSP and BIP are exercisable after three years for nil consideration if conditions are met. Other awards principally relate to all-employee share based saving schemes in the UK and the Netherlands.
     Share based remuneration awards are, other than in exceptional circumstances, subject to the condition that the employee remains in employment at the time of exercise. Share options and conditional shares granted under LTIS, RSP and BIP are subject to the achievement of growth targets of Reed Elsevier PLC and Reed Elsevier NV adjusted earnings per share measured at constant exchange rates. LTIS grants made in 2006 are variable subject to the achievement of an additional total shareholder return performance target. The numbers of share options and conditional shares included in the tables below are calculated on the basis that 100% of the awards will vest.
     The estimated fair value of grants made in the three years ended December 31, 2006 are set out below. The fair values of grants are recognised in the income statement over the vesting period, typically three years.

7.	Share based remuneration – (continued)

2006 grants

	In respect of Reed Elsevier PLC			In respect of Reed Elsevier NV			Total
	ordinary shares			ordinary shares			fair value

		Weighted			Weighted
	Number	average			average
	of shares	fair value	Fair	Number	fair value	Fair
	’000	per award	value	of shares	per award	value
		£	£m	’000	£	£m	£m

Share options
ESOS	4,731	1.00	4	3,169	1.27	4	8
LTIS	3	1.00	—	2	1.30	—	—
Other	1,168	1.48	2	243	1.48	—	2

Total share options	5,902	1.09	6	3,414	1.29	4	10

Conditional shares
ESOS	1,202	4.92	6	806	7.15	6	12
LTIS	2,003	5.43	11	1,318	8.14	11	22
BIP	683	5.07	4	280	7.29	2	6

Total conditional shares	3,888	5.21	21	2,404	7.71	19	40

Total			27			23	50

2005 grants

	In respect of Reed Elsevier PLC			In respect of Reed Elsevier NV			Total
	ordinary shares			ordinary shares			fair value

		Weighted			Weighted
	Number	average			average
	of shares	fair value	Fair	Number	fair value	Fair
	’000	per award	value	of shares	per award	value
		£	£m	’000	£	£m	£m

Share options
ESOS	10,346	1.03	11	7,049	1.30	9	20
LTIS	234	0.99	—	159	1.28	—	—
Other	940	1.54	1	263	1.38	1	2

Total share options	11,520	1.05	12	7,471	1.31	10	22

Conditional shares
LTIS	107	4.63	—	74	6.68	—	—
RSP	152	4.69	1	103	6.97	1	2
BIP	692	4.95	4	229	7.18	2	6

Total conditional shares	951	4.87	5	406	7.04	3	8

Total			17			13	30

7.	Share based remuneration – (continued)

2004 grants

	In respect of Reed Elsevier PLC			In respect of Reed Elsevier NV			Total
	ordinary shares			ordinary shares			fair value

		Weighted			Weighted
	Number	average			average
	of shares	fair value	Fair	Number	fair value	Fair
	’000	per award	value	of shares	per award	value
		£	£m	’000	£	£m	£m

Share options
ESOS	16,274	1.33	21	11,402	1.80	21	42
LTIS	5,138	1.33	7	3,529	1.80	6	13
Other	1,120	1.94	2	304	1.34	—	2

Total share options	22,532	1.35	30	15,235	1.79	27	57

Conditional shares
LTIS	2,346	4.59	11	1,611	6.78	11	22
RSP	2,309	4.59	11	1,584	6.78	11	22
BIP	486	4.59	2	196	6.78	1	3

Total conditional shares	5,141	4.59	24	3,391	6.78	23	47

Total			54			50	104

     The main assumptions used to determine the fair values, which have been established with advice from and data provided by independent actuaries, are set out below.
Assumptions for grants made during the year

	In respect of Reed Elsevier PLC			In respect of Reed Elsevier NV
	ordinary shares			ordinary shares

	2006	2005	2004	2006	2005	2004

Weighted average share price at date of grant
ESOS	£5.32	£5.33	£4.87	€11.51	€11.31	€10.57
LTIS	£5.36	£5.12	£4.87	€11.81	€11.01	€10.56
RSP	—	£4.94	£4.87	—	€10.71	€10.57
BIP	£5.48	£5.37	£4.87	€11.74	€11.35	€10.57
Other	£5.30	£5.30	£5.30	€12.05	€11.19	€10.92
Expected share price volatility	22%	22%	32%	22%	22%	32%
Expected option life	4 years	4 years	4 years	4 years	4 years	4 years
Expected dividend yield	2.6%	2.6%	2.0%	3.1%	2.6%	2.0%
Risk free interest rate	4.6%	5.1%	5.1%	3.5%	3.4%	3.4%
Expected lapse rate	3-5%	3-5%	3-5%	3-5%	3-5%	3-5%
     Expected share price volatility has been estimated based on relevant historic data in respect of the Reed Elsevier PLC and Reed Elsevier NV ordinary share prices. Expected share option life has been estimated based on historical exercise patterns in respect of Reed Elsevier PLC and Reed Elsevier NV share options.
     The share based remuneration awards outstanding, including unvested share options, as at December 31, 2006, in respect of both Reed Elsevier PLC and Reed Elsevier NV ordinary shares, are set out below.

7.	Share based remuneration – (continued)

	In respect of Reed Elsevier PLC ordinary shares

	ESOS		LTIS		Other		Total

		Weighted		Weighted		Weighted		Weighted
		average		average		average		average
	Number	exercise	Number	exercise	Number	exercise	Number	exercise
	of shares	price	of shares	price	of shares	price	of shares	price
	’000	(pence)	’000	(pence)	’000	(pence)	’000	(pence)

Share options
Outstanding at January 1, 2004	47,719	513	12,385	479	3,676	422	63,780	501
Granted	16,274	487	5,138	487	1,120	378	22,532	482
Exercised	(2,574)	431	—	—	(339)	409	(2,913)	428
Forfeited	(6,523)	529	(12,385)	479	(538)	435	(19,446)	494
Expired	(255)	500	—	—	(43)	460	(298)	494

Outstanding at January 1, 2005	54,641	508	5,138	487	3,876	408	63,655	500
Granted	10,346	533	234	516	940	424	11,520	524
Exercised	(3,027)	441	—	—	(602)	348	(3,629)	426
Forfeited	(4,146)	532	(91)	487	(678)	442	(4,915)	519
Expired	(74)	443	—	—	(18)	423	(92)	439

Outstanding at January 1, 2006	57,740	514	5,281	488	3,518	416	66,539	507
Granted	4,731	532	3	535	1,168	424	5,902	510
Exercised	(9,691)	461	—	—	(792)	411	(10,483)	457
Forfeited	(4,088)	543	(267)	487	(299)	413	(4,654)	532
Expired	(500)	584	—	—	(222)	507	(722)	561

Outstanding at December 31, 2006	48,192	523	5,017	488	3,373	414	56,582	513

Exercisable at December 31, 2004	19,572	526	—	—	88	368	19,660	525
Exercisable at December 31, 2005	22,471	552	65	487	211	506	22,747	552
Exercisable at December 31, 2006	22,121	537	105	487	91	425	22,317	537

	In respect of Reed Elsevier NV ordinary shares

	ESOS		LTIS		Other		Total

		Weighted		Weighted		Weighted		Weighted
		average		average		average		average
	Number	exercise	Number	exercise	Number	exercise	Number	exercise
	of shares	price	of shares	price	of shares	price	of shares	price
	’000	(€)	’000	(€)	’000	(€)	’000	(€)

Share options
Outstanding at January 1, 2004	31,639	11.66	8,671	11.61	1,656	12.31	41,966	11.67
Granted	11,402	10.57	3,529	10.55	304	10.92	15,235	10.57
Exercised	(1,330)	10.19	—	—	(47)	10.00	(1,377)	10.19
Forfeited	(4,777)	11.68	(8,671)	11.61	—	—	(13,448)	11.65
Expired	(164)	17.07	—	—	(109)	13.39	(273)	17.07

Outstanding at January 1, 2005	36,770	11.33	3,529	10.55	1,804	12.07	42,103	11.30
Granted	7,049	11.31	159	11.21	263	11.19	7,471	11.30
Exercised	(1,817)	10.29	—	—	(75)	12.26	(1,892)	10.37
Forfeited	(2,750)	11.88	(62)	10.57	—	—	(2,812)	11.85
Expired	—	—	—	—	(111)	10.16	(111)	10.16

Outstanding at January 1, 2006	39,252	11.33	3,626	10.58	1,881	12.05	44,759	11.30
Granted	3,169	11.51	2	11.76	243	12.05	3,414	11.55
Exercised	(6,666)	9.98	—	—	(243)	10.76	(6,909)	10.01
Forfeited	(2,799)	12.13	(183)	10.57	(35)	12.83	(3,017)	12.04

Outstanding at December 31, 2006	32,956	11.55	3,445	10.58	1,846	12.21	38,247	11.50

Exercisable at December 31, 2004	12,069	12.41	—	—	1,804	12.07	13,873	12.37
Exercisable at December 31, 2005	14,631	12.91	45	10.57	1,881	12.05	16,557	12.81
Exercisable at December 31, 2006	15,055	12.24	72	10.57	1,846	12.21	16,973	12.23

7.	Share based remuneration – (continued)

	In respect of Reed Elsevier PLC ordinary shares

	ESOS		LTIS		Other		Total

		Weighted		Weighted		Weighted		Weighted
		average		average		average		average
	Number	grant date	Number	grant date	Number	grant date	Number	grant date
	of shares	fair value	of shares	fair value	of shares	fair value	of shares	fair value
	’000	(£)	’000	(£)	’000	(£)	’000	(£)

Unvested share options
Unvested at January 1, 2004	31,203	1.60	12,385	2.01	3,472	2.00	47,060	1.74
Granted	16,274	1.33	5,138	1.33	1,120	1.94	22,532	1.35
Vested	(9,176)	1.91	—	—	(293)	2.40	(9,469)	1.93
Forfeited	(3,231)	1.46	(12,385)	2.01	(512)	1.91	(16,128)	1.89

Unvested at January 1, 2005	35,070	1.41	5,138	1.33	3,787	1.96	43,995	1.44
Granted	10,346	1.03	234	0.99	940	1.54	11,520	1.05
Vested	(8,314)	1.58	(66)	1.33	(998)	1.69	(9,378)	1.59
Forfeited	(1,832)	1.30	(90)	1.33	(423)	1.45	(2,345)	1.32

Unvested at January 1, 2005	35,270	1.25	5,216	1.31	3,306	1.49	43,792	1.27
Granted	4,731	1.00	3	1.00	1,168	1.48	5,902	1.09
Vested	(12,296)	1.32	(40)	1.33	(893)	1.41	(13,229)	1.33
Forfeited	(1,634)	1.21	(267)	1.33	(299)	1.41	(2,200)	1.25

Unvested at December 31, 2006	26,071	1.18	4,912	1.31	3,282	1.41	34,265	1.22

	In respect of Reed Elsevier NV ordinary shares

	ESOS		LTIS		Other		Total

		Weighted		Weighted		Weighted		Weighted
		average		average		average		average
	Number	grant date	Number	grant date	Number	grant date	Number	grant date
	of shares	fair value	of shares	fair value	of shares	fair value	of shares	fair value
	’000	(€)	’000	(€)	’000	(€)	’000	(€)

Unvested share options
Unvested at January 1, 2004	21,945	3.15	8,671	3.99	—	—	30,616	3.39
Granted	11,402	2.64	3,529	2.64	304	1.97	15,235	2.63
Vested	(6,340)	3.50	—	0.00	(304)	1.97	(6,644)	3.43
Forfeited	(2,306)	2.92	(8,671)	3.99	—	—	(10,977)	3.76

Unvested at January 1, 2005	24,701	2.84	3,529	2.64	—	—	28,230	2.82
Granted	7,049	1.90	159	1.87	263	2.01	7,471	1.91
Vested	(5,847)	2.89	(45)	2.64	(263)	2.01	(6,155)	2.85
Forfeited	(1,282)	2.58	(62)	2.64	—	—	(1,344)	2.58

Unvested at January 1, 2006	24,621	2.46	3,581	2.61	—	—	28,202	2.48
Granted	3,169	1.87	2	1.91	243	2.17	3,414	1.89
Vested	(8,799)	2.65	(27)	2.64	(243)	2.17	(9,069)	2.64
Forfeited	(1,090)	2.35	(183)	2.64	—	—	(1,273)	2.39

Unvested at December 31, 2006	17,901	2.27	3,373	2.60	—	—	21,274	2.33

7.	Share based remuneration – (continued)

	In respect of Reed Elsevier PLC ordinary shares

	ESOS		LTIS		RSP		BIP		Total

		Weighted		Weighted		Weighted		Weighted		Weighted
		average		average		average		average		average
	Number	grant date	Number	grant date	Number	grant date	Number	grant date	Number	grant date
	of shares	fair value	of shares	fair value	of shares	fair value	of shares	fair value	of shares	fair value
	’000	(£)	’000	(£)	’000	(£)	’000	(£)	’000	(£)

Conditional shares
Outstanding at January 1, 2004	—	—	—	—	—	—	232	4.59	232	4.59
Granted	—	—	2,346	4.59	2,309	4.59	486	4.59	5,141	4.59
Exercised	—	—	—	—	—	—	—	—	—	—
Forfeited	—	—	—	—	(24)	4.59	(8)	4.59	(32)	4.59

Outstanding at January 1, 2005	—	—	2,346	4.59	2,285	4.59	710	4.59	5,341	4.59
Granted	—	—	107	4.63	152	4.69	692	4.95	951	4.87
Exercised	—	—	—	—	(46)	4.59	(5)	4.59	(51)	4.59
Forfeited	—	—	(40)	4.59	(259)	4.59	(18)	4.62	(317)	4.59

Outstanding at January 1, 2006	—	—	2,413	4.59	2,132	4.60	1,379	4.77	5,924	4.63
Granted	1,202	4.92	2,003	5.43	—	—	683	5.07	3,888	5.21
Exercised	(4)	4.91	—	—	(54)	4.57	(221)	4.59	(279)	4.60
Forfeited	(49)	4.91	(172)	4.83	(246)	4.57	(108)	4.78	(575)	4.72

Outstanding at December 31, 2006	1,149	4.92	4,244	4.93	1,832	4.60	1,733	4.91	8,958	4.86

	In respect of Reed Elsevier NV ordinary shares

	ESOS		LTIS		RSP		BIP		Total

		Weighted		Weighted		Weighted		Weighted		Weighted
		average		average		average		average		average
	Number	grant date	Number	grant date	Number	grant date	Number	grant date	Number	grant date
	of shares	fair value	of shares	fair value	of shares	fair value	of shares	fair value	of shares	fair value
	’000	(€)	’000	(€)	’000	(€)	’000	(€)	’000	(€)

Conditional shares
Outstanding at January 1, 2004	—	—	—	—	—	—	109	10.04	109	10.04
Granted	—	—	1,611	9.96	1,584	9.96	196	9.96	3,391	9.96
Exercised	—	—	—	—	—	9.96	—	—	—	—
Forfeited	—	—	—	—	(16)	9.96	(1)	9.96	(17)	9.96

Outstanding at January 1, 2005	—	—	1,611	9.96	1,568	9.96	304	9.99	3,483	9.96
Granted	—	—	74	9.76	103	10.18	229	10.48	406	10.27
Exercised	—	—	—	—	(32)	9.96	—	—	(32)	9.96
Forfeited	—	—	(28)	9.96	(176)	9.96	(18)	10.03	(222)	9.97

Outstanding at January 1, 2006	—	—	1,657	9.95	1,463	9.98	515	10.21	3,635	10.00
Granted	806	10.51	1,318	11.96	—	—	280	10.71	2,404	11.33
Exercised	(3)	10.47	—	—	(36)	9.90	(101)	10.04	(140)	10.02
Forfeited	(33)	10.47	(117)	10.51	(149)	9.89	(45)	10.24	(344)	10.20

Outstanding at December 31, 2006	770	10.51	2,858	10.87	1,278	9.97	649	10.45	5,555	10.57

     The aggregate intrinsic value of awards exercised in the year was £22 million (2005: £5 million; 2004: £4 million) for share options and £3 million (2005: £1 million; 2004: £nil) for conditional shares. The weighted average share price at the date of exercise of share options during 2006 was 564p (2005: 533.0; 2004: 513.0p) for Reed Elsevier PLC ordinary shares and €12.34 (2005: €11.31; 2004: €11.31) for Reed Elsevier NV ordinary shares. The aggregate intrinsic value of awards outstanding at December 31, 2006 was £78 million (2005: £67 million; 2004: £15 million) for share options and £99 million (2005: £62 million; 2004: £50 million) for conditional shares. The aggregate intrinsic value of share options exercisable at December 31, 2006 was £27 million (2005: £13 million; 2004: £5 million). The middle market share price at December 31, 2006 was 560.5p (2005: 546.0p; 2004: 480.5p) for Reed Elsevier PLC ordinary shares and €12.92 (2005: €11.80; 2004: €10.03) for Reed Elsevier NV ordinary shares.

7.	Share based remuneration – (continued)

     The weighted average remaining contractual term of awards outstanding at December 31, 2006 was 5.7 years (2005: 6.2 years; 2004: 6.6 years) for share options and 1.2 years (2005: 1.4 years; 2004: 2.3 years) for conditional shares. The weighted average remaining contractual term of share options exercisable at December 31, 2006 was 4.6 years (2005: 4.6 years; 2004: 4.9 years).
     At December 31, 2006 the unrecognised compensation cost of unvested awards was £17 million for share options and £34 million for conditional shares. This cost is expected to be recognised over a weighted average period of 0.8 years for share options and 1.2 years for conditional shares.
     The total fair value of awards vested during the year ended December 31, 2006 was £34 million (2005: £27 million; 2004: £34 million) for share options and £2 million (2005: £1 million; 2004: £nil) for conditional shares.
     Cash received from share option exercises for the year ended December 31, 2006 was £95 million (2005: £29 million; 2004: £22 million). The actual tax benefit realised by Reed Elsevier for the tax deductions from share option exercises totalled £7 million for the year ended December 31, 2006 (2005: £2 million; 2004: £1 million).
Range of exercise prices for outstanding share options

	2006		2005		2004

		Weighted		Weighted		Weighted
		average		average		average
	Number of	remaining	Number of	remaining	Number of	remaining
	share	contractual	share	contractual	share	contractual
	options	period till	options	period till	options	period till
	outstanding	expiry	outstanding	expiry	outstanding	expiry
	’000	(years)	’000	(years)	’000	(years)

Reed Elsevier PLC ordinary shares (pence)
301-350	—	—	38	0.1	578	1.1
351-400	1,345	1.4	2,161	2.3	2,516	3.3
401-450	4,733	3.0	6,110	4.0	7,357	4.7
451-500	23,953	5.5	31,858	6.6	34,920	7.6
501-550	15,462	7.8	12,981	8.1	3,147	5.0
551-600	6,639	4.7	8,283	5.2	9,518	6.2
601-650	852	2.8	1,019	3.6	1,133	4.6
651-700	3,598	4.1	4,089	5.1	4,486	6.1

Total	56,582	5.6	66,539	6.2	63,655	6.5

Reed Elsevier NV ordinary shares (euro)
8.01-9.00	—	—	9	7.2	9	8.2
9.01-10.00	4,146	6.2	8,034	7.0	9,084	7.9
10.01-11.00	14,595	5.1	17,919	5.9	19,917	6.8
11.01-12.00	10,589	8.0	8,774	8.0	1,845	5.0
12.01-13.00	307	5.6	356	3.3	407	4.0
13.01-14.00	5,163	4.8	5,808	5.4	6,619	6.4
14.01-15.00	2,896	4.2	3,223	4.7	3,530	5.7
15.01-16.00	551	2.7	636	2.6	692	3.4

Total	38,247	5.9	44,759	6.3	42,103	6.7

     Share options are expected, upon exercise, to be met principally by the issue of new ordinary shares but may also be met from shares held by the Reed Elsevier Group plc Employee Benefit Trust (EBT) (see note 29). Conditional shares will be met from shares held by the EBT.

8.	Net finance costs

	2006	2005	2004
	£m	£m	£m

Interest on bank loans, overdrafts and commercial paper	(44)	(44)	(41)
Interest on other loans	(128)	(105)	(106)
Interest on obligations under finance leases	(1)	(1)	(1)

Total borrowing costs	(173)	(150)	(148)
Losses on derivatives not designated as hedges	(3)	(20)	—
Fair value losses on interest rate derivatives formerly designated as cash flow hedges transferred from equity	(3)	(6)	—

Finance costs	(179)	(176)	(148)

Interest on bank deposits	14	10	16
Gains on loans and derivatives not designated as hedges	7	26	—

Finance income	21	36	16

Net finance costs	(158)	(140)	(132)

     Finance costs include £6 million (2005: £11 million; 2004: nil) transferred from the hedge reserve. A net gain of £1 million (2005: £11 million; 2004: nil) on interest rate derivatives designated as cash flow hedges was recognised directly in equity in the hedge reserve.
9. Disposals and other non operating items

	2006	2005	2004
	£m	£m	£m

Revaluation of held for trading investments	1	3	—
Loss on disposal of businesses and other assets	(2)	(1)	(3)

Net (loss)/gain on disposals and other non operating items	(1)	2	(3)

10.	Taxation

	2006	2005	2004
	£m	£m	£m

Current tax
United Kingdom	59	85	73
The Netherlands	50	48	52
Rest of world	4	83	60

Total current tax	113	216	185
Deferred tax
Origination and reversal of timing differences	(17)	21	(15)

Total	96	237	170

     The current tax charge includes credits of £65 million (2005: nil; 2004: nil) in respect of prior year disposals.

10.	Taxation – (continued)

     A reconciliation of the notional tax charge based on average applicable rates of tax (weighted in proportion to accounting profits) to the actual total tax expense is set out below.

	2006	2005	2004
	£m	£m	£m

Profit before tax	721	701	631

Tax at average applicable rates	171	154	142
Tax on share of results of joint ventures	(6)	(6)	(7)
Deferred tax on unrealised exchange differences on long term inter-affiliate lending	(22)	44	(31)
Adjustments relating to prior year disposals	(65)	—	—
Non deductible amounts and other items	18	45	66

Tax expense	96	237	170

Tax expense as a percentage of profit before tax	13%	34%	27%
     The following tax has been recognised directly in equity during the year.

	2006	2005	2004
	£m	£m	£m

Tax on actuarial movements on defined benefit pension schemes	(45)	10	12
Tax on fair value movements on cash flow hedges	(18)	(13)	—
Deferred tax credits on share based remuneration	3	—	—

Net tax charge recognised directly in equity	(60)	(3)	12

     During 2006, a tax charge of £3 million was transferred to net profit from the hedge reserve (2005: nil; 2004: nil). Current taxation liabilities as at December 31, 2005 include £287 million previously reported within non-current liabilities.

11.	Cash flow statement
Reconciliation of operating profit before joint ventures to cash generated from operations

	2006	2005	2004
	£m	£m	£m

Profit before tax	721	701	631
Disposals and other non operating items	1	(2)	3
Net finance costs	158	140	132
Share of results of joint ventures	(18)	(16)	(17)

Operating profit before joint ventures	862	823	749
Amortisation of acquired intangible assets	297	276	255
Amortisation of internally developed intangible assets	71	57	55
Depreciation of property, plant and equipment	91	87	71
Share based remuneration	49	57	59

Total non cash items	508	477	440

Increase in inventories and pre-publication costs	(51)	(56)	(39)
Increase in receivables	(65)	(92)	(69)
Increase in payables	50	71	73

Increase in working capital	(66)	(77)	(35)

Cash generated from operations	1,304	1,223	1,154

11.	Cash flow statement – (continued)

Cash flow on acquisitions

		2006	2005	2004
		£m	£m	£m
	Note
Purchase of businesses	12	(149)	(293)	(640)
Investments in joint ventures		(1)	(15)	—
Deferred payments relating to prior year acquisitions		(13)	(9)	(7)

Total		(163)	(317)	(647)

12.	Acquisitions
Acquisitions in 2006
     During the year a number of acquisitions were made for a total consideration amounting to £171 million, after taking account of net cash acquired of £7 million.
     The net assets of the businesses acquired are incorporated at their fair value to the combined businesses. The fair values of the consideration given and the assets and liabilities acquired are summarised below:

	Book value
	on	Fair value
	acquisition	adjustments	Fair value
	£m	£m	£m

Goodwill	—	102	102
Intangible assets	1	86	87
Property, plant and equipment	1	—	1
Current assets	9	—	9
Current liabilities	(17)	—	(17)
Deferred tax	—	(11)	(11)

Net assets acquired	(6)	177	171

Consideration (after taking account of £7 million net cash acquired)			171
Less: consideration deferred to future years			(22)

Net cash flow			149

     The fair value adjustments in relation to the acquisitions made in 2006 relate principally to the valuation of intangible assets. Goodwill, being the excess of the consideration over the net tangible and intangible assets acquired, represents benefits which do not qualify for recognition as intangible assets, including skilled workforces and acquisition synergies that are specific to Reed Elsevier. In addition, goodwill arises on the recognition of deferred tax liabilities in respect of intangible assets for which amortisation does not qualify for tax deductions.
     The businesses acquired in 2006 contributed £32 million to revenue, reduced net profit by £9 million and contributed £7 million to net cash inflow from operating activities for the part year under Reed Elsevier ownership. Had the businesses been acquired at the beginning of the year, on a proforma basis, the Reed Elsevier revenues and net profit for the year would have been £5,423 million and £624 million respectively.
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
     The most significant acquisition was MediMedia MAP, a medical books and journals publishing business, for £188 million in August, 2005.

13.	Equity dividends
Dividends declared in the year

	2006	2005	2004
	£m	£m	£m

Reed Elsevier PLC	186	168	153
Reed Elsevier NV	185	168	156

Total	371	336	309

     Dividends declared in the year, in amounts per ordinary share, comprise: a 2005 final dividend of 10.7p and 2006 interim dividend of 4.1p giving a total of 14.8p (2005: 13.3p; 2004: 12.1p) for Reed Elsevier PLC; and a 2005 final dividend of €0.267 and 2006 interim dividend of €0.102 giving a total of €0.369 (2005: €0.332; 2004: €0.310) for Reed Elsevier NV.
     The directors of Reed Elsevier PLC have proposed a final dividend of 11.8p (2005: 10.7p; 2004: 9.6p) and the directors of Reed Elsevier NV have proposed a final dividend of €0.304 (2005: €0.267; 2004: €0.240). The total cost of funding the proposed final dividends is expected to be £298 million, for which no liability has been recognised at the date of the balance sheet.
Dividends paid and proposed relating to the financial year

	2006	2005	2004
	£m	£m	£m

Reed Elsevier PLC	199	183	163
Reed Elsevier NV	203	182	167

Total	402	365	330

13.	Equity dividends – (continued)

     Dividends paid to Reed Elsevier PLC and Reed Elsevier NV shareholders are, other than in special circumstances, equalised at the gross level inclusive of the UK tax credit of 10% received by certain Reed Elsevier PLC shareholders. The cost of funding the Reed Elsevier PLC dividends is therefore similar to that of Reed Elsevier NV.

14.	Goodwill

	2006	2005	2004
	£m	£m	£m

At January 1	3,030	2,611	2,437
Acquisitions	102	182	345
Disposals	(20)	(14)	—
Exchange translation differences	(310)	251	(171)

At December 31	2,802	3,030	2,611

     The carrying amount of goodwill includes cumulative amortisation of £1,644 million (2005: £1,847 million), which was charged prior to the adoption of IFRS.
     For the purposes of impairment testing, goodwill is recorded in the cash generating units that are expected to benefit from each acquisition. The carrying value of goodwill recorded in the major groups of cash generating units is set out below.

	2006	2005	2004
	£m	£m	£m

Goodwill
Elsevier	744	821	629
LexisNexis US	1,077	1,201	1,047
LexisNexis International	120	103	100
Harcourt Schools US	302	345	306
Reed Exhibitions	264	267	248
Other	295	293	281

Total	2,802	3,030	2,611

     The carrying value of each cash generating unit is compared with its estimated value in use, which is determined to be its recoverable amount. Value in use is calculated based on estimated future cash flows, discounted to their present value. The pre-tax discount rates used are between 10-12%, including a risk premium appropriate to the unit being reviewed. Estimated future cash flows are determined by reference to latest budgets and forecasts for the next five years, with a 3% long term nominal growth rate assumed thereafter.

15.	Intangible assets

	Market	Content,	Total	Internally
	and	software	acquired	developed
	customer	and	intangible	intangible
	related	other	assets	assets	Total
	£m	£m	£m	£m	£m

Cost
At January 1, 2005	1,252	2,864	4,116	512	4,628
Acquisitions	88	61	149	—	149
Additions	—	—	—	102	102
Disposals	—	(29)	(29)	—	(29)
Exchange translation differences	149	187	336	33	369

At January 1, 2006	1,489	3,083	4,572	647	5,219
Acquisitions	43	44	87	—	87
Additions	—	—	—	108	108
Disposals	(2)	(16)	(18)	(73)	(91)
Exchange translation differences	(175)	(240)	(415)	(49)	(464)

At December 31, 2006	1,355	2,871	4,226	633	4,859

Amortisation
At January 1, 2005	100	1,408	1,508	285	1,793
Change for the year	85	191	276	57	333
Disposals	—	(9)	(9)	—	(9)
Exchange translation differences	16	92	108	15	123

At January 1, 2006	201	1,682	1,883	357	2,240
Change for the year	106	191	297	71	368
Disposals	(1)	(16)	(17)	(65)	(82)
Exchange translation differences	(30)	(137)	(167)	(24)	(191)

At December 31, 2006	276	1,720	1,996	339	2,335

Net book amount
At December 31, 2005	1,288	1,401	2,689	290	2,979
At December 31, 2006	1,079	1,151	2,230	294	2,524

     Intangible assets acquired as part of business combinations comprise: market related assets (e.g. trade marks, imprints, brands); customer related assets (e.g. subscription bases, customer lists, customer relationships); and content, software and other intangible assets (e.g. editorial content, software and product delivery systems, other publishing rights, exhibition rights and supply contracts). Included in content, software and other acquired intangible assets are assets with a net book value of £935 million (2005: £1,154 million) that arose on acquisitions completed prior to the adoption of IFRS that have not been allocated to specific categories of intangible assets. Internally developed intangible assets typically comprise software and systems development where an identifiable asset is created that is probable to generate future economic benefits.
     Included in market and customer related intangible assets are £293 million (2005: £333 million) of brands and imprints relating to Elsevier determined to have indefinite lives based on an assessment of their historical longevity and stable market positions.

16.	Investments

	2006	2005
	£m	£m

Investments in joint ventures	73	71
Available for sale investments	25	22
Venture capital investments held for trading	25	22

Total	123	115

     An analysis of changes in the carrying value of investments in joint ventures is set out below.

	2006	2005
	£m	£m

At January 1	71	60
Share of results of joint ventures	18	16
Dividends received from joint ventures	(16)	(16)
Additions	1	15
Transfers	—	(3)
Exchange translation differences	(1)	(1)

At December 31	73	71

     The principal joint ventures at December 31, 2006 are exhibition joint ventures within Reed Business and Giuffrè (an Italian legal publisher in which Reed Elsevier has a 40% shareholding).
     Summarised aggregate information in respect of joint ventures and Reed Elsevier’s share is set out below:

	Total joint ventures		Reed Elsevier share

	2006	2005	2006	2005
	£m	£m	£m	£m

Revenue	222	194	108	91
Net profit for the year	36	33	18	16

Total assets	215	220	99	103
Total liabilities	(121)	(137)	(55)	(63)

Net assets	94	83	44	40

Goodwill			29	31

Total			73	71

17.	Property, plant and equipment

	2006			2005

	Land	Fixtures		Land	Fixtures
	and	and		and	and
	buildings	equipment	Total	buildings	equipment	Total
	£m	£m	£m	£m	£m	£m

Cost
At January 1	192	695	887	182	627	809
Acquisitions	—	2	2	—	6	6
Capital expenditure	9	89	98	5	98	103
Disposals	(3)	(55)	(58)	(10)	(86)	(96)
Exchange translation differences	(19)	(64)	(83)	15	50	65

At December 31	179	667	846	192	695	887

Accumulated depreciation
At January 1	84	489	573	72	445	517
Acquisitions	—	1	1	—	4	4
Disposals	(3)	(55)	(58)	(3)	(76)	(79)
Charge for the year	8	83	91	8	79	87
Exchange translation differences	(6)	(53)	(59)	7	37	44

At December 31	83	465	548	84	489	573

Net book amount	96	202	298	108	206	314

     No depreciation is provided on freehold land. The net book amount of property, plant and equipment at December 31, 2006 includes £16 million (2005: £20 million) in respect of assets held under finance leases relating to fixtures and equipment.

18.	Financial instruments
     The main financial risks faced by Reed Elsevier are liquidity risk, market risk — comprising interest rate risk and foreign exchange risk — and credit risk. Financial instruments are used to finance the Reed Elsevier businesses and to hedge interest rate and foreign exchange risks. Reed Elsevier’s businesses do not enter into speculative derivative transactions. Details of financial instruments subject to liquidity, market and credit risks are described below.
Liquidity risk
     Reed Elsevier maintains a range of borrowing facilities and debt programmes to fund its requirements, at short notice and at competitive rates. The remaining contractual maturities for borrowings and derivative financial instruments are shown in the table below. The table shows undiscounted principal and interest cash flows and includes contractual gross cash flows to be exchanged as part of cross currency interest rate swaps and forward foreign exchange contracts where there is a legal right of set off.

18.	Financial instruments – (continued)

		Contractual cash flow

	Carrying	Within					More than
	amount	1 year	1-2 years	2-3 years	3-4 years	4-5 years	5 years	Total
At December 31, 2006	£m	£m	£m	£m	£m	£m	£m	£m

Borrowings
Fixed rate borrowings	(2,089)	(406)	(445)	(89)	(89)	(369)	(1,781)	(3,179)
Floating rate borrowings	(917)	(659)	(13)	(13)	(281)	—	(2)	(968)
Derivative financial liabilities
Interest rate derivatives	(6)	(6)	(4)	(1)	(1)	(1)	(8)	(21)
Cross currency interest rate swaps	—	(172)	(238)	—	—	—	—	(410)
Forward foreign exchange contracts	(3)	(506)	(212)	(96)	—	—	—	(814)
Derivative financial assets
Interest rate derivatives	8	9	4	1	1	1	3	19
Cross currency interest rate swaps	174	237	355	—	—	—	—	592
Forward foreign exchange contracts	37	528	228	100	—	—	—	856

Total	(2,796)	(975)	(325)	(98)	(370)	(369)	(1,788)	(3,925)

		Contractual cash flow

	Carrying	Within					More than
	amount	1 year	1-2 years	2-3 years	3-4 years	4-5 years	5 years	Total
At December 31, 2005	£m	£m	£m	£m	£m	£m	£m	£m

Borrowings
Fixed rate borrowings	(2,223)	(458)	(413)	(435)	(73)	(76)	(1,836)	(3,291)
Floating rate borrowings	(941)	(583)	(84)	(13)	(14)	(311)	(2)	(1,007)
Derivative financial liabilities
Interest rate derivatives	(12)	(9)	(6)	(4)	(1)	(1)	(3)	(24)
Cross currency interest rate swaps	—	(23)	(193)	(270)	—	—	—	(486)
Forward foreign exchange contracts	(9)	(514)	(237)	(108)	—	—	—	(859)
Derivative financial assets
Interest rate derivatives	27	13	8	4	1	1	15	42
Cross currency interest rate swaps	159	29	250	363	—	—	—	642
Forward foreign exchange contracts	14	521	238	107	—	—	—	866

Total	(2,985)	(1,024)	(437)	(356)	(87)	(387)	(1,826)	(4,117)

     The carrying amount of derivative financial liabilities comprises £3 million (2005: nil) in relation to fair value hedges, £4 million (2005: £16 million) in relation to cash flow hedges and £2 million (2005: £5 million) held for trading. The carrying amount of derivative financial assets comprises £176 million (2005: £174 million) in relation to fair value hedges, £42 million (2005: £21 million) in relation to cash flow hedges, and £1 million (2005: £5 million) held for trading. Derivative financial assets and liabilities held for trading comprise interest rate derivatives that were not designated as hedging instruments on adoption of IAS39 — Financial Instruments.
     At December 31, 2006, Reed Elsevier had access to £1,529 million (2005: £1,739 million) of committed bank facilities that expire in two to three years, of which £39 million (2005: £67 million) was drawn. These facilities principally provide back up for short term borrowings.
     After taking account of the maturity of committed bank facilities that back short term borrowings at December 31, 2006, and after utilising available cash resources, no borrowings mature in the next two years (2005: nil); 25% of borrowings mature in the third year (2005: 46%); 24% in the fourth and fifth years (2005: 11%); 37% in the sixth to tenth years (2005: 29%); and 14% beyond the tenth year (2005: 14%).

18.	Financial instruments – (continued)

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
     At December 31, 2006, 88% of net borrowings are either fixed rate or have been fixed through the use of interest rate swaps, forward rate agreements and options. A 100 basis point reduction in interest rates would result in an estimated decrease in net finance costs of £3 million (2005: £5 million), based on the composition of financial instruments including cash, cash equivalents, bank loans and commercial paper borrowings at December 31, 2006. A 100 basis point rise in interest rates would result in an estimated increase in net finance costs of £3 million (2005: £5 million). The range of changes represents Reed Elsevier’s view of the changes that are reasonably possible over a one year period.
     The impact on net equity of a theoretical change in interest rates as at December 31, 2006 is restricted to the change in carrying value of floating rate to fixed rate interest rate derivatives in a designated cash flow hedge relationship and undesignated interest rate derivatives. A 100 basis point reduction in interest rates would result in an estimated reduction in net equity of £9 million (2005: £16 million) and a 100 basis point increase in interest rates would increase net equity by an estimated £8 million (2005: £16 million). The impact of a change in interest rates on the carrying value of fixed rate borrowings in a designated fair value hedge relationship would be offset by the change in carrying value of the related interest rate derivative. Fixed rate borrowings not in a designated hedging relationship are carried at amortised cost.
Foreign exchange rate risk
     Translation exposures arise on the earnings and net assets of business operations in countries with currencies other than sterling, most particularly in respect of the US businesses. These exposures are hedged, to a significant extent, by a policy of denominating borrowings in currencies where significant translation exposures exist, most notably US dollars (see note 23).
     A theoretical weakening of all currencies by 10% against sterling at December 31, 2006 would decrease the carrying value of net assets, excluding net borrowings, by £341 million (2005: £373 million). This would be offset to a large degree by a decrease in net borrowings of £197 million (2005: £260 million). A strengthening of all currencies by 10% against sterling at December 31, 2006 would increase the carrying value of net assets, excluding borrowings, by £423 million (2005: £463 million) and increase net borrowings by £241 million (2005: £318 million).
     A retranslation of the combined businesses’ net profit for the year assuming a 10% weakening of all foreign currencies against sterling but excluding transactional exposures, would reduce net profit by £40 million (2005: £29 million). A 10% strengthening of all foreign currencies against sterling on this basis would increase net profit for the year by £49 million (2005: £35 million).
Credit risk
     Reed Elsevier seeks to limit interest rate and foreign exchange risks described above by the use of financial instruments and as a result has a credit risk from the potential non performance by the counterparties to these financial instruments, which are unsecured. The amount of this credit risk is normally restricted to the amounts of any hedge gain and not the principal amount being hedged. Reed Elsevier also has a credit exposure to counterparties for the full principal amount of cash and cash equivalents. Credit risks are controlled by monitoring the credit quality of these counterparties, principally licensed commercial banks and investment banks with strong long term credit ratings, and the amounts outstanding with each of them.
     Reed Elsevier has treasury policies in place which do not allow concentrations of risk with individual counterparties and do not allow significant treasury exposures with counterparties which are rated lower than A by Standard and Poor’s, Moody’s or Fitch.
     Reed Elsevier also has credit risk with respect to trade receivables due from its customers that include national and state governments, academic institutions, schools, and large and small enterprises, including law firms, book stores and wholesalers. The concentration of credit risk from trade receivables is limited due to the large and broad customer base. Trade receivable exposures are managed locally in the business units where they arise. Where appropriate, business units seek to minimise this exposure by taking payment in advance and through management of credit terms. Allowance is

18.	Financial instruments – (continued)

made for bad and doubtful debts based on management’s assessment of the risk taking into account the ageing profile, experience and circumstance.
     The maximum exposure to credit risk is represented by the carrying amount of each financial asset, including derivative financial instruments, recorded in the balance sheet.
Hedge accounting
     The hedging relationships that are designated under IAS39 — Financial Instruments are described below:
Fair value hedges
     Reed Elsevier has entered into interest rate swaps and cross currency interest rate swaps to hedge the exposure to changes in the fair value of fixed rate borrowings due to interest rate and foreign currency movements which could affect the income statement.
     Interest rate derivatives (including cross currency interest rate swaps) with a principal amount of £839 million were in place at December 31, 2006 (2005: £954 million) swapping fixed rate term debt issues denominated in US dollars (USD), euros and Swiss francs (CHF) to floating rate USD debt for the whole or part of their term.
     The gains and losses on the borrowings and related derivatives designated as fair value hedges, which are included in the income statement, for the two years ended December 31, 2006 were as follows:
Gains/(losses) on borrowings and related derivatives

		Fair value			Fair value
	January 1,	movement	Exchange	January 1,	movement	Exchange	December 31,
	2005	gain/(loss)	gain/(loss)	2006	gain/(loss)	gain/(loss)	2006
	£m	£m	£m	£m	£m	£m	£m

USD debt	(5)	(9)	(1)	(15)	15	1	1
Related interest rate swaps	5	9	1	15	(15)	(1)	(1)

	—	—	—	—	—	—	—

Euro debt	(151)	62	(15)	(104)	(26)	14	(116)
Related Euro to USD cross currency interest rate swaps	152	(62)	15	105	26	(14)	117

	1	—	—	1	—	—	1

CHF debt	(86)	41	(8)	(53)	(10)	7	(56)
Related CHF to USD cross currency interest rate swaps	87	(41)	8	54	10	(7)	57

	1	—	—	1	—	—	1

Total USD, Euro and CHF debt	(242)	94	(24)	(172)	(21)	22	(171)
Total related interest rate derivatives	244	(94)	24	174	21	(22)	173

Net gain	2	—	—	2	—	—	2

     All fair value hedges were highly effective throughout the two years ended December 31, 2006.
     At December 31, 2006 there were fair value losses of nil (2005: £3 million) included within borrowings which relate to debt dedesignated from a fair value hedge relationship. During 2006, £3 million (2005: £5 million) of fair value losses recognised on adoption of IAS39 — Financial Instruments were included in finance income.
Cash flow hedges
     Reed Elsevier enters into two types of cash flow hedge:

(1)	Interest rate derivatives which fix the interest expense on a portion of forecast floating rate denominated debt (including commercial paper, short term bank loans and floating rate term debt).

18.	Financial instruments – (continued)

(2)	Foreign exchange derivatives which fix the exchange rate on a portion of future foreign currency subscription revenues forecast by the Elsevier science and medical businesses for up to 50 months.
     Movements in the hedge reserve (pre-tax) in 2006 and 2005, including gains and losses on cash flow hedging instruments, were as follows:

				Total
			Foreign	hedge
	Transition	Interest rate	exchange	reserve
	loss	hedges	hedges	pre-tax
	£m	£m	£m	£m

Hedge reserve at January 1, 2005: gains/(losses) deferred	(10)	(15)	65	40
Gains/(losses) arising in 2005	—	11	(21)	(10)
Amounts recognised in income statement	6	5	(30)	(19)
Exchange translation differences	(1)	(1)	(2)	(4)

Hedge reserve at January 1, 2006: gains/(losses) deferred	(5)	—	12	7
Gains/(losses) arising in 2006	—	1	53	54
Amounts recognised in income statement	3	3	(14)	(8)
Exchange translation differences	—	—	(1)	(1)

Hedge reserve at December 31, 2006: gains/(losses) deferred	(2)	4	50	52

     All cash flow hedges were highly effective throughout the two years ended December 31, 2006.
     A deferred tax charge of £15 million (2005: nil; 2004: nil) in respect of the above gains and losses deferred in the hedge reserve at December 31, 2006 was also deferred in the hedge reserve.
     Of the amounts recognised in the income statement in the year, gains of £14 million (2005: £30 million; 2004: nil) were recognised in revenue, and losses of £6 million (2005: £11 million; 2004: nil) were recognised in finance costs. A deferred tax charge of £3 million (2005: nil; 2004: nil) was recognised in relation to these items.
     The transition loss relates to interest rate derivatives which were not designated as hedging instruments on adoption of IAS39 — Financial Instruments.
     The deferred gains and losses on cash flow hedges at December 31, 2006 are currently expected to be recognised in the income statement in future years as follows:

				Total
			Foreign	hedge
	Transition	Interest rate	exchange	reserve
	loss	hedges	hedges	pre-tax
	£m	£m	£m	£m

2007	(2)	3	27	28
2008	—	1	15	16
2009	—	—	7	7
2010	—	—	1	1

Gains/(losses) deferred in hedge reserve at end of year	(2)	4	50	52

     The cash flows for these hedges are expected to occur in line with the recognition of the gains and losses in the income statement, other than in respect of certain forward foreign exchange hedges on subscriptions, where cash flows may be expected to occur in advance of the subscription year.

19.	Deferred tax

	2006	2005
	£m	£m

Deferred tax assets	170	266
Deferred tax liabilities	(850)	(980)

Total	(680)	(714)

     Movements in deferred tax liabilities and assets are summarised as follows:

	Deferred tax liabilities				Deferred tax assets

	Excess of
	tax			Other			Other
	allowances	Acquired		temporary	Tax losses		temporary
	over	intangible	Pensions	differences -	carried	Pensions	differences -
	amortisation	assets	assets	liabilities	forward	liabilities	assets	Total
	£m	£m	£m	£m	£m	£m	£m	£m

Deferred tax asset/(liability) at January 1, 2005	(71)	(785)	—	(1)	59	109	73	(616)
(Charge)/credit to profit	(34)	65	—	(52)	(6)	8	(2)	(21)
(Charge)/credit to equity	—	—	—	—	—	10	(13)	(3)
Transfers	—	—	—	(5)	—	—	13	8
Acquisitions	—	(11)	—	(3)	—	—	3	(11)
Exchange translation differences	(10)	(68)	—	(5)	1	6	5	(71)

Deferred tax asset/(liability) at January 1, 2006	(115)	(799)	—	(66)	54	133	79	(714)
(Charge)/credit to profit	(27)	87	(4)	7	(47)	5	(4)	17
(Charge)/credit to equity	—	—	(6)	(18)	—	(39)	3	(60)
Transfers	(4)	5	4	(1)	3	2	(4)	5
Acquisitions	—	(11)	—	—	—	—	—	(11)
Exchange translation differences	13	76	—	9	(3)	(9)	(3)	83

Deferred tax asset/(liability) at December 31, 2006	(133)	(642)	(6)	(69)	7	92	71	(680)

     At December 31, 2006, potential deferred tax assets not recognised due to uncertainties over availability and timing of relevant taxable income amounted to £193 million (2005: £211 million) in relation to tax deductions carried forward of £483 million (2005: £528 million). No time limitation currently applies on utilisation of the tax deductions.
20.    Inventories and pre-publication costs

	2006	2005
	£m	£m

Raw materials	16	12
Pre-publication costs	403	394
Finished goods	214	224

Total	633	630

21.    Trade and other receivables

	2006	2005
	£m	£m

Trade receivables	1,055	1,086
Prepayments and accrued income	169	151
Derivative financial instruments	219	200

Total	1,443	1,437

     Trade receivables are predominantly non-interest bearing and their carrying amounts approximate to their fair value.
22.    Trade and other payables

	2006	2005
	£m	£m

Payables and accruals	956	982
Deferred income	969	979
Derivative financial instruments	9	21

Total	1,934	1,982

23.    Borrowings

	2006			2005

	Falling due	Falling due		Falling due	Falling due
	within	in more		within	in more
	1 year	than 1 year	Total	1 year	than 1 year	Total
	£m	£m	£m	£m	£m	£m

Financial liabilities measured at amortised cost:
Bank loans, overdrafts and commercial paper	574	—	574	536	—	536
Finance leases	6	6	12	11	4	15
Other loans	131	1,279	1,410	353	1,134	1,487
Other loans in fair value hedging relationships	210	800	1,010	—	1,126	1,126

Total	921	2,085	3,006	900	2,264	3,164

     The total fair value of financial liabilities measured at amortised cost is £2,042 million (2005: £2,095 million). The total fair value of other loans in fair value hedging relationships is £1,073 million (2005: £1,025 million).

23.    Borrowings – (continued)
Analysis by year of repayment

	2006				2005

	Bank loans,				Bank loans,
	overdrafts				overdrafts
	and				and
	commercial	Other	Finance		commercial	Other	Finance
	paper	loans	leases	Total	paper	loans	leases	Total
	£m	£m	£m	£m	£m	£m	£m	£m

Within 1 year	574	341	6	921	536	353	11	900

Within 1 to 2 years	—	340	3	343	—	369	3	372
Within 2 to 3 years	—	—	2	2	—	359	—	359
Within 3 to 4 years	—	275	1	276	—	—	—	—
Within 4 to 5 years	—	282	—	282	—	304	1	305
After 5 years	—	1,182	—	1,182	—	1,228	—	1,228

	—	2,079	6	2,085	—	2,260	4	2,264

Total	574	2,420	12	3,006	536	2,613	15	3,164

Analysis by currency

	2006				2005

	Bank loans,				Bank loans,
	overdrafts				overdrafts
	and				and
	commercial	Other	Finance		commercial	Other	Finance
	paper	loans	leases	Total	paper	loans	leases	Total
	£m	£m	£m	£m	£m	£m	£m	£m

US Dollars	327	1,877	12	2,216	149	2,436	15	2,600
£ Sterling	20	400	—	420	—	—	—	—
Euro	180	143	—	323	312	177	—	489
Other currencies	47	—	—	47	75	—	—	75

Total	574	2,420	12	3,006	536	2,613	15	3,164

     Included in the US dollar amounts for other loans above is £550 million (2005: £586 million) of debt denominated in euros (€500 million) and Swiss francs (CHF500 million) that was swapped into US dollars on issuance and against which there are related derivative financial instruments included within trade and other receivables, which, as at December 31, 2006, had a fair value of £174 million (2005: £159 million).

24.    Lease arrangements
Finance leases
     At December 31, 2006 future finance lease obligations fall due as follows:

	2006	2005
	£m	£m

Within one year	6	11
In the second to fifth years inclusive	7	5

	13	16
Less future finance charges	(1)	(1)

Total	12	15

Present value of future finance lease obligations payable:
Within one year	6	11
In the second to fifth years inclusive	6	4

Total	12	15

Operating leases
     Reed Elsevier leases various properties, principally offices and warehouses, which have varying terms and renewal rights that are typical to the territory in which they are located.
     At December 31, 2006 outstanding commitments under non-cancellable operating leases fall due as follows:

	2006	2005
	£m	£m

Within one year	115	113
In the second to fifth years inclusive	354	335
After five years	358	352

Total	827	800

     Of the above outstanding commitments, £803 million (2005: £783 million) relate to land and buildings.
     Reed Elsevier has a number of properties that are sub-leased. The future lease receivables contracted with sub-tenants fall as follows:

	2006	2005
	£m	£m

Within one year	15	12
In the second to fifth years inclusive	47	39
After five years	21	21

Total	83	72

25.    Provisions

	2006	2005
	£m	£m

At January 1	44	52
Utilised	(11)	(13)
Exchange translation differences	(5)	5

At December 31	28	44

     The provisions are for property lease obligations which relate to estimated sub-lease shortfalls and guarantees given in respect of certain property leases for various periods up to 2016.

26.    Contingent liabilities and capital commitments
     There are contingent liabilities amounting to £36 million (2005: £46 million) in respect of property lease guarantees.
     At December 31, 2006, there were capital commitments of £174 million in relation to acquisitions conditional on regulatory and other approvals.
27.    Combined share capitals

	2006	2005
	£m	£m

At January 1	190	191
Issue of ordinary shares	2	1
Exchange translation differences	(1)	(2)

At December 31	191	190

     Combined share capitals exclude the shares of Reed Elsevier NV held by a subsidiary of Reed Elsevier PLC.
28.    Combined share premiums

	2006	2005
	£m	£m

At January 1	1,805	1,805
Issue of ordinary shares, net of expenses	91	24
Exchange translation differences	(17)	(24)

At December 31	1,879	1,805

     Combined share premiums exclude the share premium in respect of shares of Reed Elsevier NV held by a subsidiary of Reed Elsevier PLC.
29.    Combined shares held in treasury

		Shares held
	Shares held	by parent
	by EBT	companies	Total
	£m	£m	£m

At January 1, 2005	66	—	66
Purchase of shares	27	—	27
Exchange translation differences	—	—	—

At January 1, 2006	93	—	93
Purchase of shares	68	217	285
Exchange translation differences	—	(1)	(1)

At December 31, 2006	161	216	377

     At December 31, 2006, shares held in treasury related to 17,167,145 (2005: 10,780,776) Reed Elsevier PLC ordinary shares and 9,242,214 (2005: 5,539,922) Reed Elsevier NV ordinary shares held by the Reed Elsevier Group plc Employee Benefit Trust (‘EBT’); and 20,593,500 (2005: nil) Reed Elsevier PLC ordinary shares and 13,381,500 (2005: nil) Reed Elsevier NV ordinary shares held by the respective parent companies.
     The EBT purchases Reed Elsevier PLC and Reed Elsevier NV shares which, at the trustees’ discretion, can be used in respect of the exercise of share options and to meet commitments under conditional share awards.

30.    Translation reserve

	2006	2005	2004
	£m	£m	£m

At January 1	89	(122)	—
Exchange differences on translation of foreign operations	(244)	180	(121)
Other exchange translation differences	19	31	(1)

At December 31	(136)	89	(122)

31.	Other combined reserves

	2006			2005	2004

	Hedge	Other
	reserve	reserves	Total	Total	Total
	£m	£m	£m	£m	£m

At January 1	7	(28)	(21)	(144)	(291)
Transition adjustment on adoption of IAS39	—	—	—	11	—

At January 1, as restated	7	(28)	(21)	(133)	(291)
Profit attributable to parent companies’ shareholders	—	623	623	462	459
Dividends declared	—	(371)	(371)	(336)	(309)
Actuarial gains/(losses) on defined benefit pension schemes	—	139	139	(37)	(74)
Fair value movements on available for sale investments	—	3	3	3	—
Fair value movements on cash flow hedges	54	—	54	(10)	—
Tax recognised directly in equity	(18)	(42)	(60)	(3)	12
Increase in share based remuneration reserve	—	49	49	57	59
Transfers from hedge reserve to net profit (net of tax)	(5)	—	(5)	(19)	—
Exchange translation differences	(1)	(1)	(2)	(5)	—

At December 31	37	372	409	(21)	(144)

32.	Related party transactions
     Transactions between the Reed Elsevier combined businesses have been eliminated within the combined financial statements. Transactions with joint ventures were made on normal market terms of trading and comprise sales of goods and services of £6 million (2005: £6 million; 2004: £6 million). As at December 31, 2006, amounts owed by joint ventures were £3 million (2005: £3 million; 2004: £2 million). Key management personnel are also related parties and comprise the executive directors of Reed Elsevier PLC and Reed Elsevier NV. Transactions with key management personnel are set out below.

	2006	2005	2004
	£m	£m	£m

Salaries and other short term employee benefits	7	7	7
Post employment benefits	1	1	1
Share based remuneration	7	10	9

Total	15	18	17

     Post employment benefits represent the service cost under IAS19 — Employee Benefits in relation to defined benefit schemes, together with any contributions made to defined contribution schemes. Share based remuneration is the amount charged in respect of executive directors under IFRS2 — Share Based Payment.

33.	Post balance sheet event
     On February 14, 2007, Reed Elsevier approved a plan to sell the Harcourt Education division and to return the net proceeds to shareholders by way of a special distribution in the equalisation ratio. It is expected that the sale will be completed during 2007.

34.	US accounting information
Summary of the principal differences between IFRS and US GAAP
     The combined financial statements are prepared in accordance with IFRS as adopted by the EU, which differs in certain significant respects from US GAAP. The principal differences that affect net income and combined shareholders’ equity are shown and explained below.
Effects on net income of material differences between IFRS and US GAAP

			2006	2005	2004
	Note		£m	£m	£m

Net income as reported under IFRS			625	464	461
Net income attributable to minority interests under IFRS			(2)	(2)	(2)

Net income attributable to parent companies’ shareholders as reported under IFRS			623	462	459
US GAAP adjustments:
Intangible assets	(i	)	1	5	3
Disposals	(ii	)	(41)	—	—
Pensions	(iii	)	(156)	(78)	6
Derivative financial instruments	(iv	)	3	(5)	32
Current taxation	(v	)	(54)	—	—
Deferred taxation	(vi	)	20	3	(75)
Other items			3	(13)	(7)

Net income under US GAAP			399	374	418

Effects on combined shareholders’ equity of material differences between IFRS and US GAAP

			2006	2005
	Note		£m	£m

Total equity as reported under IFRS			1,979	1,985
Minority interests as reported under IFRS			(13)	(15)

Combined shareholders’ equity as reported under IFRS			1,966	1,970
US GAAP adjustments:
Goodwill and intangible assets	(i	)	1,256	1,491
Pensions	(ii	)	—	409
Derivative financial instruments	(iii	)	—	5
Deferred taxation	(iv	)	(9)	(119)
Other items			7	7

Combined shareholders’ equity under US GAAP			3,220	3,763

(i) Goodwill and intangible assets
     Under IFRS, acquired goodwill and intangible assets with indefinite lives are not amortised and are subject to at least annual impairment review. Other intangible assets with definite lives are amortised over their estimated useful economic lives up to 40 years. Under prior UK GAAP, acquired goodwill and intangible assets had been amortised systematically over their estimated useful lives up to a maximum of 40 years, subject to impairment review. As permitted under the transitional arrangements on adoption of IFRS there was no retrospective restatement of the acquired goodwill and intangible asset values.
     Under US GAAP, acquired goodwill and intangible assets are accounted for in accordance with Statement of Financial Accounting Standards (“SFAS”) 141: Business Combinations and SFAS 142: Goodwill and Other Intangible Assets. In accordance with these SFASs, goodwill and intangible assets with indefinite lives are not amortised and are subject to at least annual impairment review. Other intangible assets with definite lives are amortised over their estimated

34.	US accounting information – (continued)

useful economic lives, subject to annual impairment review under SFAS 144: Accounting for the Impairment or Disposal of Long-Lived Assets.
     Differences in relation to the amortisation of intangible assets and the balance sheet carrying values of goodwill and intangible assets under IFRS and US GAAP principally arise due to the timing and method of adoption of new accounting standards. The difference in the balance sheet carrying values of goodwill and intangible assets under IFRS and US GAAP at December 31, 2006 comprises:

	2006	2005
	£m	£m

Gross up to goodwill under US GAAP for deferred tax on acquisitions prior to January 1, 2004, recognised in equity on transition to IFRS	737	822
Accumulated amortisation of goodwill charged under prior UK GAAP since adoption under US GAAP of SFAS 142	521	618
Accumulated amortisation of acquired intangible assets charged under prior UK GAAP and IFRS in excess of accumulated amortisation under US GAAP due to the retrospective adoption in 1998 of FRS10 — Goodwill and Intangible Assets under prior UK GAAP	52	51
Reduction to goodwill under US GAAP due to adjustment to tax liabilities recognised in prior year business combinations	(54)	—

Total US GAAP adjustments	1,256	1,491

     Under US GAAP, as at December 31, 2006, the carrying value of goodwill is £4,006 million (2005: £4,470 million), the gross cost of acquired intangible assets is £4,262 million (2005: £4,613 million) and the accumulated amortisation of acquired intangible assets is £1,980 million (2005: £1,873 million).
(ii) Disposals
     As explained above, the carrying value of goodwill and intangible assets under US GAAP in relation to certain business combinations is higher than the equivalent figure under IFRS. On disposal of a business, to the extent the carrying value of goodwill and intangible assets related to the disposal is higher under US GAAP, a lower gain/higher loss will be reported under US GAAP.
(iii) Pensions
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
     Under US GAAP, pension costs and liabilities are accounted for in accordance with SFAS 87: Employers’ Accounting for Pensions as amended by SFAS 158: Employers’ Accounting for Defined Benefit Pensions and Other Postretirement Plans. The determination of the net pension cost is similar to IFRS, however variations from expected cost, which are determined by reference to market related values of plan assets, are amortised over the expected remaining service lives of plan members whereas under IFRS such variations are recognised in full in the statement of recognised income and expense. In 2006, the amortisation of such variations under US GAAP was £127 million (2005: £78 million, 2004: £17 million). In 2005, prior to amendment by SFAS 158, SFAS 87 required a minimum pension liability to be recognised that was at least equal to the unfunded benefit obligation (ignoring projected future salary increases). Changes in the additional minimum pension liability were recognised within other comprehensive income, a component of shareholders’ equity. From the 2006 financial year, SFAS 87, as amended by SFAS 158, requires that the full funded status of defined benefit pension schemes is recognised as an asset or liability in the balance sheet, with changes in that funded status recognised in other comprehensive income in the year in which they occur. As at December 31, 2006, prior to the adoption of SFAS 158, the additional minimum liability required to be recognised under SFAS 87 of £84 million was recognised as a component of other comprehensive income. On adoption of SFAS 158 as at December 31, 2006 an additional liability of £223 million was recognised as a direct adjustment to the ending balance of accumulated other comprehensive income. A net deferred tax liability of £70 million in respect of these amounts was also recognised as an adjustment to the ending balance of accumulated other comprehensive income.

34.	US accounting information – (continued)

(iv) Derivative financial instruments
     Under both IFRS (IAS39 — Financial Instruments) and US GAAP (SFAS 133: Accounting for Derivative Instruments and Hedging Activities) all derivative financial instruments are required to be carried at fair value on the balance sheet. Changes in fair value are accounted for through the income statement or equity, depending on the derivative’s designation and effectiveness as a hedging instrument.
     Derivative instruments used by Reed Elsevier as fair value hedges are designated as qualifying hedge instruments under IAS39 and SFAS 133. The fixed rate loans which are swapped to floating rate and subject to this hedging treatment are set out on page F-58. Under both IFRS and US GAAP, net income is impacted to the extent that the instruments are not fully effective hedges.
     In addition, certain forward exchange rate contracts and interest rate swaps have been designated as qualifying cash flow hedge instruments under IAS39 and SFAS 133. Accordingly, to the extent that the hedges are effective, mark-to- market movements are recorded in either equity (IFRS) or other comprehensive income (US GAAP). Other derivative instruments, which act as cashflow hedges, have not been designated as qualifying hedge instruments under either IAS39 or SFAS 133 and, accordingly, changes in the fair value of those derivative instruments are recorded in net income under both IFRS and US GAAP.
     IAS39 was effective from January 1, 2005 resulting in a cumulative transition adjustment of £29 million loss to other combined reserves and a £40 million gain recognised in the hedging reserve, which included a £10 million loss relating to instruments that were treated as hedges under previously applied UK GAAP, but which were not designated as hedges under IAS39. Under US GAAP, these instruments were not designated as hedges and mark to market movements were recognised in the income statement in the period in which they arose. Under the transition rules of IAS39, these losses are unwound over the period to which they relate and consequently give rise to a short term difference between net income reported under IFRS and US GAAP.
(v) Current taxation
     Under IFRS, changes in estimates and final settlements of income tax uncertainties that result from a business combination are recognised in net income. These changes under US GAAP are recognised as an adjustment to goodwill. In 2006 a £54 million adjustment was made to goodwill under US GAAP relating to the favourable settlement of pre-acquisition tax liabilities that, under IFRS, were recognised in net income.
(vi) Deferred taxation
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
     The most significant deferred tax differences between IFRS and US GAAP arise from the different carrying values in respect of pensions, goodwill and acquired intangible assets as described above. The tax effect of these and other GAAP differences in carrying values is that net income under US GAAP in 2006 is £23 million higher (2005: £27 million higher; 2004: £81 million lower) and combined shareholders’ equity as at December 31, 2006 is £28 million lower than reported under IFRS (2005: £144 million lower).
     A further difference arises on the recognition of deferred tax assets on share based remuneration which, under IFRS, is calculated based on the intrinsic value of outstanding awards and which, under US GAAP, is determined based on the cumulative charge to net income. As a result of this difference net income under US GAAP is £3 million lower than reported under IFRS (2005: £24 million lower; 2004: £6 million higher), and combined shareholders’ equity is £19 million higher than reported under IFRS (2005: £25 million higher; 2004: £50 million higher).
Presentation and classification differences
     In addition to the recognition and measurement differences between IFRS and US GAAP there are a number of differences in the manner in which amounts are presented and classified in the accounts. The principal presentation and classification differences are summarised below.

34.	US accounting information – (continued)

Debt issuance costs
     Under IFRS, debt issuance costs are offset against the proceeds received. Under US GAAP debt issuance costs are recorded as a separate deferred cost.
Short term obligations expected to be refinanced
     Under US GAAP, where it is expected to refinance short term obligations on a long term basis and this is supported by an ability to consummate the refinancing, such short term obligations should be excluded from current liabilities and shown as long term obligations. Short term obligations at December 31, 2006 of £915 million (2005: £889 million) would be excluded from current liabilities under US GAAP and shown as long term obligations.
Recently issued accounting pronouncements
     In February 2006, the FASB issued Statement No. 155, “Accounting for Certain Hybrid Instruments — an amendment of FASB Statements No. 133 and 140” (“SFAS 155”). This statement resolves issues addressed in FASB Statement No. 133 Implementation Issue No. D1, “Application of Statement 133 to Beneficial Interests in Securitized Financial Assets”. The standard permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation. SFAS 155 is effective for all financial instruments acquired, issued or subject to a remeasurement event occurring after the beginning of a fiscal year that begins after September 15, 2006. SFAS 155 would not have had a material effect on the financial position, results of operations or cash flows of the combined businesses under US GAAP as at December 31, 2006.
     In March 2006, the FASB issued Statement No. 156, “Accounting for Servicing of Financial Assets — an amendment of FASB Statement No. 140” (“SFAS 156”). This statement permits an entity to choose either the amortisation method or the fair value method for each class of separately recognised servicing assets and servicing liabilities. SFAS 156 is effective for fiscal years that begin after September 15, 2006. SFAS 156 would not have had a material effect on the financial position, results of operations or cash flows of the combined businesses under US GAAP as at December 31, 2006.
     In June 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”). The interpretation clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognised in the financial statements and provides guidance on the measurement of any recognised tax benefits. The interpretation also introduces requirements for disclosure of unrecognized tax benefits. FIN 48 is effective for fiscal years beginning after December 15, 2006. The evaluation of the impact of adoption on the combined businesses’ financial position and results has not yet been completed.
     In September 2006, the FASB issued Statement No. 157, “Fair Value Measurements” (“SFAS 157”). This statement defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. The statement applies under other accounting pronouncements that require or permit fair value measurements, the FASB having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, the statement does not require any new fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007. SFAS 157 would not have had a material effect on the financial position, results of operations or cash flows of the combined businesses under US GAAP as at December 31, 2006.
Cash flow information
     As a foreign private issuer, Reed Elsevier is eligible to the accommodation under Item 17 to present its cash flow information in accordance with IAS 7 — Cash Flow Statements, and accordingly US GAAP cash flow information is not presented.
Comprehensive income information
     SFAS 130: Reporting Comprehensive Income, requires that all items that are required to be recognised as components of comprehensive income under US accounting standards are reported in a separate financial statement. Comprehensive income under US GAAP comprises net income for the financial year, adjustments to the fair value of available for sale investments, pensions and derivative financial instruments as described above, related deferred taxation and exchange translation differences. Comprehensive income under US GAAP reflects the restated net income under US GAAP described on F-49 and consequential adjustments to exchange translation differences.

34.	US accounting information – (continued)

     Under US GAAP, the following amounts would be reported:

	2006	2005	2004
	£m	£m	£m

Net income under US GAAP	399	374	418
Other comprehensive income:
Available for sale investments	—	3	(3)
Additional minimum pension liability	130	(43)	(81)
Derivative financial instruments	41	(20)	49
Deferred taxation	(60)	(1)	23
Exchange translation differences	(389)	300	(177)

Comprehensive income under US GAAP	121	613	229

Goodwill and intangible assets
     As described in note 12, during 2006 a number of acquisitions were made for total consideration amounting to £171 million, after taking account of cash acquired of £7 million. Under US GAAP the goodwill arising on the acquisitions was £102 million and the intangible assets acquired were attributed a fair value of £87 million. These acquired intangible assets comprise market and customer related assets of £43 million with weighted average useful lives of 7 years; and content, software and other assets of £44 million with weighted average useful lives of 5 years. No significant residual value has been assumed for any of these intangible assets.
     The movements on the carrying value of goodwill under US GAAP can be analysed as follows:

			Harcourt	Reed
	Elsevier	LexisNexis	Education	Business	Total
	£m	£m	£m	£m	£m

Carrying value
At December 31, 2004	987	1,547	718	686	3,938
Acquisitions	124	31	4	23	182
Disposals/transfers	(2)	—	—	(16)	(18)
Exchange translation differences	111	162	78	17	368

At December 31, 2005	1,220	1,740	800	710	4,470
Acquisitions	27	49	3	23	102
Disposals/transfers	(55)	—	—	(2)	(57)
Release of tax provision recognised in prior period business combination	(29)	—	(25)	—	(54)
Exchange translation differences	(130)	(192)	(91)	(42)	(455)

At December 31, 2006	1,033	1,597	687	689	4,006

     Of the total goodwill acquired in the year, £28 million is expected to be deductible for tax purposes.
     At December 31, 2006, the carrying value of indefinite lived intangible assets other than goodwill not subject to amortisation under US GAAP, principally trade names, trade marks, imprints and titles, was £312 million (2005: £354 million).

34.	US accounting information – (continued)

     Intangible assets subject to amortisation under US GAAP, principally publishing rights, journal subscriber bases, databases and other publishing content, can be analysed as follows:

	2006	2005
	£m	£m

Cost	3,950	4,259
Accumulated amortisation	(1,980)	(1,873)

Net book amount	1,970	2,386

     The amortisation charge for intangible assets under US GAAP for the year ended December 31, 2006 was £296 million (2005: £271 million; 2004: £251 million). The future annual amortisation charge under US GAAP in respect of the intangible assets reflected in the balance sheet as at December 31, 2006 is estimated to be £288 million in 2007, £254 million in 2008, £214 million in 2009, £177 million in 2010 and £163 million in 2011 based on exchange rates at December 31, 2006.
Pensions — Aggregate of Schemes
     Reed Elsevier operates a number of pension schemes around the world. The major schemes are of a defined benefit type with assets held in separate trustee administered funds. The largest schemes, which cover the majority of employees, are in the United Kingdom, the United States and the Netherlands. Under these plans, employees are entitled to retirement benefits dependent on the number of years service.
     The funding objective of the funded schemes is to cover future pension liabilities, including expected future earnings and pension increases, in respect of service up to the balance sheet date.
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

Target
allocation

Equities	63%
Bonds	34%
Other	3%
     The net pension costs for the significant defined benefit schemes, calculated in accordance with SFAS 87, were as follows:

	2006	2005	2004
	£m	£m	£m

Service costs — benefits earned during the year	105	92	83
Plan amendments	(11)	—	—
Interest cost on projected benefit obligations	144	136	127
Expected return on plan assets	(149)	(149)	(162)
Amortisation of unrecognised amounts	127	78	17

Net periodic pension cost	216	157	65

     As at December 31, 2006 a total net actuarial loss of £320 million and an unrecognised net prior service credit of £13 million have been recognised as a component of other comprehensive income and have not yet been recognised as a component of net periodic pension cost. Of these amounts, £114 million and nil are expected to be recognised in net periodic pension costs in 2007 respectively.

34.	US accounting information – (continued)

     The following table sets forth the funded status under SFAS 87 of the significant defined benefit schemes:

	2006		2005		2004

	%	£m	%	£m	%	£m

Equities	67%	1,857	66%	1,711	64%	1,404
Bonds	28%	777	30%	756	32%	713
Other	5%	138	4%	111	4%	87

Plan assets at fair value	100%	2,772	100%	2,578	100%	2,204
Projected benefit obligation		(3,008)		(2,980)		(2,525)

Deficit of plan assets		(236)		(402)		(321)
Unrecognised net actuarial loss		—		635		668
Unrecognised prior service credit		—		(15)		(12)
Unrecognised net transitional asset		—		—		(2)

Prepaid pension cost/ (accrued pension liability)		(236)		218		333
Adjustments to recognise additional minimum liability:
Intangible assets		—		(2)		(3)
Accumulated other comprehensive income		—		(212)		(169)

Net pension (liability)/asset		(236)		4		161

     Plan assets at fair value and projected benefit obligations are in respect of schemes in which the projected benefit obligation exceeds the fair value of plan assets.

	2006	2005	2004
	£m	£m	£m

Projected benefit obligation
Balance at January 1,	2,980	2,525	2,281
Service cost	105	92	83
Interest cost	144	136	127
Plan amendments	(11)	—	—
Actuarial (gain)/loss	(40)	268	141
Participants’ contributions	13	13	10
Disbursements	(106)	(94)	(89)
Exchange translation adjustments	(77)	40	(28)

Balance at December 31,	3,008	2,980	2,525

Accumulated benefit obligation	2,860	2,779	2,347

34.	US accounting information – (continued)

	2006	2005	2004
	£m	£m	£m

Fair value of assets
Balance at January 1,	2,578	2,204	2,030
Expected return on plan assets	149	149	162
Actuarial gains	124	233	43
Contributions (employer and employees)	74	60	78
Disbursements	(102)	(94)	(89)
Exchange translation adjustments	(51)	26	(20)

Balance at December 31,	2,772	2,578	2,204

	2006	2005	2004
	£m	£m	£m

Prepaid pension cost/(accrued pension liability)
Balance at January 1,	218	333	327
Net periodic pension cost	(216)	(157)	(65)
Contributions (employer)	61	47	68
Disbursements	4	—	—
Exchange translation differences	4	(5)	3
Net actuarial losses recognised on adoption of SFAS 158	(320)	—	—
Net prior service credit recognised on adoption of SFAS 158	13	—	—

Balance at December 31,	(236)	218	333

     The weighted average principal assumptions for US GAAP purposes were:

	At December 31,

	2006	2005	2004

Discount rate	5.3%	4.9%	5.4%
Salary increases	4.2%	4.0%	4.4%
Investment return	7.0%	7.0%	6.8%
Inflation	2.9%	2.7%	2.7%
Future pension increases	2.9%	2.8%	2.8%
     The overall investment return assumption is derived, with advice from independent actuaries, as the weighted average based on the actual allocation, at December 31, of the expected returns from each of the main asset classes. The expected return for each asset class reflects a combination of historical performance analysis, the forward looking views of the financial markets (as suggested by the yields available) and the views of investment organisations.
     Reed Elsevier expects to contribute £66 million to the significant defined benefit schemes in 2007. Over the next ten years, the benefit payments expected to be paid out of these schemes are as follows:

£m

Expected future benefit payments
Financial year ending December 31, 2007	96
Financial year ending December 31, 2008	100
Financial year ending December 31, 2009	105
Financial year ending December 31, 2010	109
Financial year ending December 31, 2011	114
Financial years ending December 31, 2012 to December 31, 2016 in aggregate	679

34.	US accounting information – (continued)

Borrowings
Analysis of bank loans, overdrafts and commercial paper

	2006	2005
	£m	£m

Overdrafts	9	10
Bank loans (drawn under facilities expiring in the year ending December 31, 2009)	39	67
Commercial paper	526	459

Total	574	536

Analysis of bank facilities at December 31, 2006

	Expiring
	within	Expiring
	1 year	after 1 year	Total
	£m	£m	£m

Overdrafts	42	—	42
Uncommitted lines of credit	417	—	417
Committed facilities	—	1,529	1,529
     Of the £1,529 million committed facilities expiring after one year, £39 million was utilised by way of letters of credit which support short term borrowings.
     The committed facilities are subject to covenants which restrict net interest payable by reference to Reed Elsevier’s combined earnings before interest, tax, depreciation and amortisation, and excluding exceptional items, eg disposal gains and losses, restructuring and acquisition integration costs. Secured borrowings above a fixed amount are also restricted. There is also a covenant restricting the ability to dispose of all or any part of Reed Elsevier’s assets (except in the ordinary course of trading or for fair market value).

	2006	2005

Short term loans, overdrafts and commercial paper
Weighted average interest rate during year	3.8%	3.0%
Year end weighted average interest rate	4.8%	3.2%
     The weighted average interest rate for the year was computed by dividing actual interest expense for the year by the average month-end amounts outstanding for short term bank loans and commercial paper.

34.	US accounting information – (continued)

Analysis of other loans and finance leases

		2006(2)			2005(2)

		Interest rate	Year end
		before	interest
		swaps	rates
	Currency	%	%	£m	£m

6.125% Public Notes 2006	US dollar	n/a	n/a	—	322
Floating rate Private Placement 2006	Euro	n/a	n/a	—	31
Floating rate Term Loan 2007	Euro	floating	3.93	67	69
4.375% Swiss Domestic Bond 2007(1)	US dollar	4.38	6.06	153	174
6.7% Public Notes 2007	US dollar	6.70	6.70	64	73
Euro 5.75% Public Notes 2008(1)	US dollar	5.75	6.42	224	255
Floating rate Public Notes 2010	US dollar	floating	5.69	127	145
Floating rate Term Loan 2010	Euro	floating	3.65	40	41
Floating rate Private Placement 2010	Euro	floating	3.82	30	31
Floating rate Private Placement 2010	US dollar	floating	5.75	51	58
Floating rate Term Loan 2010	US dollar	floating	5.77	25	29
6.75% Public Notes 2011	US dollar	6.75	6.75	280	319
4.75% Term Loan 2012	US dollar	4.75	4.75	35	40
4.635% Public Notes 2012	US dollar	4.64	4.64	229	261
5.05% Private Placement 2014(1)	US dollar	5.05	5.86	94	107
5.19% Term Loan 2015(1)	US dollar	5.19	6.13	95	108
5.625% Public Notes 2016	Sterling	5.63	5.63	400	—
5.29% Term Loan 2017(1)	US dollar	5.29	6.07	18	20
8.875% Public Notes 2022	US dollar	8.88	8.88	31	36
6.625% Private Placement 2023(1)	US dollar	6.63	6.07	77	87
7.5% Public Debentures 2025(1)	US dollar	7.50	5.30	77	87
7.2% Public Notes 2027(1)	US dollar	7.20	5.65	99	112
7.3% Public Notes 2097	US dollar	7.30	7.30	26	29
Finance Leases	Various	Various	Various	12	15
Miscellaneous	Euro	Various	Various	5	5

Total				2,259	2,454

(1)	Loans where there are related swap instruments that have been designated as fair value hedges in accordance with SFAS 133.

(2)	Amounts are shown after taking account of interest rate and currency derivatives in designated hedging relationships.
     In the table above, the interest rate before swaps is given for borrowings issued at a fixed rate only. In the case of borrowings which have related swap agreements designated as fair value hedges in accordance with SFAS 133, the year end interest rate is that on the underlying borrowings after taking account of interest rate and currency swaps. For all other loans and finance leases the year end interest rate is that applicable to the underlying borrowing at December 31, 2006.
Finance leases
     At December 31, 2006, property, plant and equipment included gross costs of £43 million (2005: £47 million) and accumulated depreciation of £27 million (2005: £27 million) in respect of computer systems, plant and equipment held under finance leases.
Operating leases
     Leasing arrangements cover property, computer systems, plant and equipment. Certain lease arrangements contain escalation clauses covering increased costs for various defined real estate taxes and operating services.

34.	US accounting information – (continued)

     At December 31, 2006, future minimum lease payments under operating leases that have initial or remaining lease terms in excess of one year were as follows:

£m

Within 1 year	115
Within 1 to 2 years	105
Within 2 to 3 years	93
Within 3 to 4 years	83
Within 4 to 5 years	73
Thereafter	358

Total	827

Derivative instruments
     All fair value hedges were highly effective throughout the year ended December 31, 2006. Consequently changes in the fair value of fair value hedges had no net impact on earnings during the year (2005: £nil). Cashflow hedges that were designated as hedges under SFAS 133 were tested for effectiveness and found to be fully effective. Consequently there was no net impact on earnings during the year.
     Reed Elsevier documents the relationship between a hedged item and hedging instrument at inception, including an assessment that the hedging relationship is expected to be highly effective in future. Effectiveness of fair value hedging relationships are tested thereafter at each quarter end by validating that critical terms are still matching. The effectiveness of cash flow hedges are tested at each quarter end by comparing the change in fair value of the hedged item to the change in fair value of the hedging instrument and by ensuring that the cash flows being hedged remain highly probable.
Deferred taxation under US GAAP
     Deferred taxation under US GAAP comprises:

	2006	2005
	£m	£m

Deferred taxation liabilities
Acquired intangible assets	585	733
Excess of tax allowances over amortisation	218	207
Pensions	6	83
Other temporary differences	69	67

	878	1,090

Deferred taxation assets
Pensions	(92)	(96)
Tax losses carried forward	(12)	(58)
Other tax deductions carried forward	(193)	(211)
Other temporary differences	(90)	(107)

	(387)	(472)
Valuation allowances	198	215

	(189)	(257)

Net deferred tax liabilities	689	833

     Net deferred tax liabilities at December 31, 2006 comprise current net deferred tax liabilities of £30 million (2005: £20 million current net deferred tax assets) and non current net deferred tax liabilities of £659 million (2005: £853 million). Current net deferred tax liabilities at December 31, 2006 comprise a £4 million net asset arising in the United Kingdom (2005: £12 million), £2 million net liability in the Netherlands (2005: £4 million), £36 million net liability in the United States (2005: £10 million net asset) and £4 million net asset in other jurisdictions (2005: £2 million). Non current net deferred tax liabilities at December 31, 2006 comprise a £1 million net liability arising in the

34.	US accounting information – (continued)

United Kingdom (2005: £81 million), £600 million net liability in the United States (2005: £687 million), £16 million net asset arising in the Netherlands (2005: £30 million) and £74 million net liability in other jurisdictions (2005: £115 million).
     A deferred tax asset of £193 million relating to other tax deductions carried forward of £483 million is offset by a full valuation allowance, due to uncertainties over the availability and timing of relevant taxable income. No time limitation currently applies on utilisation of these other tax deductions.
Combined shareholders’ funds under US GAAP

		Combined
	Combined	share	Combined
	share	premium	shares held	Combined
	capitals	accounts	in treasury	reserves	Total
	£m	£m	£m	£m	£m

At January 1, 2005	191	1,805	(66)	1,501	3,431
Net income	—	—	—	374	374
Dividends declared in period	—	—	—	(336)	(336)
Issue of ordinary shares, net of expenses	1	24	—	—	25
Increase in shares held in treasury	—	—	(27)	—	(27)
Increase in stock based compensation reserve	—	—	—	57	57
Other comprehensive income (see F-53)	(2)	(24)	—	265	239

At January 1, 2006	190	1,805	(93)	1,861	3,763
Net income	—	—	—	399	399
Dividends declared in period	—	—	—	(371)	(371)
Issue of ordinary shares, net of expenses	2	91	—	—	93
Increase in shares held in treasury	—	—	(285)	—	(285)
Increase in stock based compensation reserve	—	—	—	52	52
Other comprehensive income (see F-53)	(1)	(17)	1	(261)	(278)
Adjustment to initially apply SFAS 158 (net of taxes)	—	—	—	(153)	(153)

At December 31, 2006	191	1,879	377	1,527	3,220

REED ELSEVIER
SCHEDULE II
VALUATION AND QUALIFYING ACCOUNTS

	Balance at		Exchange
	beginning of		translation		Balance at
	year	Cost and	differences	Deductions	end of year
	£m	expenses £m	£m	£m	£m

Year ended December 31, 2004
Allowance for doubtful receivables	88	19	10	(44)	73
Year ended December 31, 2005
Allowance for doubtful receivables	73	5	1	(13)	66
Year ended December 31, 2006
Allowance for doubtful receivables	66	10	(6)	(20)	50

THIS PAGE INTENTIONALLY BLANK

REED ELSEVIER PLC
CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
     To the Board of Directors and members of Reed Elsevier PLC:
     We have audited the accompanying consolidated balance sheets of Reed Elsevier PLC and its subsidiaries (”the Company”) as of December 31, 2006 and 2005, and the related consolidated statements of income, cash flow, recognised income and expense and shareholders’ equity reconciliation for each of the three years in the period ended December 31, 2006. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audits.
     We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2006 and 2005, and the results of its operations and cash flows for each of the three years in the period ended December 31, 2006, in conformity with International Financial Reporting Standards as adopted by the European Union.
     International Financial Reporting Standards as adopted for use in the European Union vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 21 to the consolidated financial statements.
     We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 14, 2007 (see Item 19 — Exhibit 15.5) expressed an unqualified opinion on management’s assessment of the effectiveness of the Company’s internal control over financial reporting and an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.
DELOITTE & TOUCHE LLP
London, England
February 14, 2007

REED ELSEVIER PLC
CONSOLIDATED INCOME STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2006

		2006	2005	2004
		£m	£m	£m
	Note
Administrative expenses	3	(2)	(2)	(2)
Effect of tax credit equalisation on distributed earnings	4	(10)	(9)	(8)
Share of results of joint ventures	12	343	252	247

Operating profit		331	241	237
Finance (charges)/income	7	(3)	1	3

Profit before tax		328	242	240
Taxation	8	(8)	(7)	(5)

Profit attributable to ordinary shareholders		320	235	235

		2006	2005	2004
		pence	pence	pence
	Note
Earnings per ordinary share (EPS)
Basic EPS	10	25.6p	18.6	18.6
Diluted EPS	10	25.3p	18.4	18.5

The accompanying notes on pages F-69 to F-76 are an integral part of these consolidated financial statements

REED ELSEVIER PLC
CONSOLIDATED CASH FLOW STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2006

		2006	2005	2004
		£m	£m	£m
	Note
Cash flow from operating activities
Cash used by operations	11	(2)	(2)	(2)
Interest (paid)/received		(3)	1	3
Tax paid		(6)	(8)	(1)

Net cash flow from operating activities		(11)	(9)	—

Dividends received from joint ventures		596	168	153
Cash flow from financing activities
Equity dividends paid	9	(186)	(168)	(153)
Proceeds on issue of ordinary shares		47	14	11
Purchase of treasury shares		(112)	—	—
Increase in net funding balances due from joint ventures	11	(334)	(5)	(11)

Net cash flow from financing activities		(585)	(159)	(153)

Movement in cash and cash equivalents		—	—	—

The accompanying notes on pages F-69 to F-76 are an integral part of these consolidated financial statements

REED ELSEVIER PLC
CONSOLIDATED BALANCE SHEET
AS AT DECEMBER 31, 2006

		2006	2005
		£m	£m
	Note
Non-current assets
Investments in joint ventures	12	156	490
Current assets
Amounts due from joint ventures		934	600

Total assets		1,090	1,090

Current liabilities
Amounts owed to joint ventures		36	—
Payables		1	1
Taxation		13	11

		50	12

Non-current liabilities
Amounts owed to joint ventures		—	36

Total liabilities		50	48

Net assets		1,040	1,042

Capital and reserves
Called up share capital	13	161	160
Share premium account	14	1,033	987
Shares held in treasury (including in joint ventures)	15	(200)	(49)
Capital redemption reserve	16	4	4
Translation reserve	17	(98)	31
Other reserves	18	140	(91)

Total equity		1,040	1,042

The accompanying notes on pages F-69 to F-76 are an integral part of these consolidated financial statements

REED ELSEVIER PLC
CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE
FOR THE YEAR ENDED DECEMBER 31, 2006

	2006	2005	2004
	£m	£m	£m

Profit attributable to ordinary shareholders	320	235	235
Share of joint ventures’ net (expense)/income recognised directly in equity	(57)	71	(97)
Share of joint ventures’ transfer to net profit from hedge reserve	(3)	(10)	—

Total recognised income and expense for the year	260	296	138

Share of joint ventures’ transition adjustment on adoption of IAS39	—	6	—

CONSOLIDATED RECONCILIATION OF SHAREHOLDERS’ EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2006

		2006	2005	2004
		£m	£m	£m
	Note
Total recognised net income		260	296	138
Equity dividends declared	9	(186)	(168)	(153)
Issue of ordinary shares, net of expenses		47	14	11
Increase in shares held in treasury (including in joint ventures)	15	(151)	(14)	(15)
Increase in share based remuneration reserve		26	30	31
Equalisation adjustments		2	(2)	(3)

Net (decrease)/increase in shareholders’ equity		(2)	156	9
Shareholders’ equity at January 1		1,042	880	871
Share of joint ventures’ transition adjustment on adoption of IAS39		—	6	—

Shareholders’ equity at December 31		1,040	1,042	880

The accompanying notes on pages F-69 to F-76 are an integral part of these consolidated financial statements

REED ELSEVIER PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	Basis of financial statements
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
2.    Accounting policies
Basis of preparation
     These consolidated financial statements report the consolidated income statement, cash flow and financial position of Reed Elsevier PLC, and have been prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union. These principles differ in certain significant respects from US GAAP, see note 21.
     Unless otherwise indicated, all amounts shown in the financial statements are in pounds sterling (“£”).
     The basis of the merger of the businesses of Reed Elsevier PLC and Reed Elsevier NV is set out on page 11.
Determination of profit
     The Reed Elsevier PLC share of the Reed Elsevier combined results has been calculated on the basis of the 52.9% economic interest of the Reed Elsevier PLC shareholders in the Reed Elsevier combined businesses, after taking account of results arising in Reed Elsevier PLC and its subsidiaries. Dividends paid to Reed Elsevier PLC and Reed Elsevier NV shareholders are, other than in special circumstances, equalised at the gross level inclusive of the UK tax credit received by certain Reed Elsevier PLC shareholders. In Reed Elsevier PLC’s consolidated financial statements, an adjustment is required to equalise the benefit of the tax credit between the two sets of shareholders in accordance with the equalisation agreement. This equalisation adjustment arises on dividends paid by Reed Elsevier PLC to its shareholders and reduces the consolidated attributable earnings by 47.1% of the total amount of the tax credit.
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
Foreign exchange translation
     Transactions in foreign currencies are recorded at the rate of exchange prevailing on the date of the transaction. At each balance sheet date, monetary assets and liabilities that are denominated in foreign currencies are retranslated at the rate prevailing on the balance sheet date. Exchange differences arising are recorded in the income statement. The exchange gains or losses relating to the retranslation of Reed Elsevier PLC’s 52.9% economic interest in the net assets of the combined businesses are classified as equity and transferred to the translation reserve.
     When foreign operations are disposed of, the related cumulative translation differences are recognised within the income statement in the period.
Taxation
     The tax expense represents the sum of the tax payable on the current year taxable profits, adjustments in respect of prior year taxable profits and the movements on deferred tax that are recognised in the income statement. Tax arising in joint ventures is included in the share of results of joint ventures.

2.    Accounting policies – (continued)
     The tax payable on current year taxable profits is calculated using the applicable tax rate that has been enacted, or substantively enacted, by the balance sheet date.
     Deferred tax is the tax arising on differences between the carrying amounts of assets and liabilities in the financial statements and their corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that, based on current forecasts, it is probable that taxable profits will be available against which deductible temporary differences can be utilised.
     Deferred tax is calculated using tax rates that are expected to apply in the period when the liability is settled or the asset is realised. Full provision is made for deferred tax which would become payable on the distribution of retained profits from foreign subsidiaries, associates or joint ventures.
     Movements in deferred tax are charged or credited in the income statement, except when they relate to items charged or credited directly to equity, in which case the deferred tax is also recognised in equity.
Standards, amendments and interpretations not yet effective
     Recently issued standards, amendments and interpretations are not expected to have any significant impact when adopted.
3.    Administrative expenses
     Administrative expenses include £486,000 (2005: £495,000; 2004: £386,000) paid in the year to Reed Elsevier Group plc under a contract for the services of directors and administrative support. Reed Elsevier PLC has no employees (2005: nil; 2004: nil).
4.    Effect of tax credit equalisation on distributed earnings
     The tax credit equalisation adjustment arises on dividends paid by Reed Elsevier PLC to its shareholders and reduces the consolidated profit attributable to ordinary shareholders by 47.1% of the total amount of the tax credit, as set out in the accounting policies in note 2.
5.    Auditors’ remuneration
     Audit fees payable by Reed Elsevier PLC were £24,000 (2005: £24,000; 2004: £24,000). Further information on the audit and non audit fees paid by the Reed Elsevier combined businesses to Deloitte & Touche LLP and its associates is set out in note 4 to the combined financial statements.
6.    Related party transactions
     All transactions with joint ventures, which are related parties of Reed Elsevier PLC, are reflected in these financial statements. Key management personnel are also related parties and comprise the executive directors of Reed Elsevier PLC. The remuneration of executive directors of Reed Elsevier PLC is disclosed in note 32 to the combined financial statements.
7.    Finance (charges)/income

	2006	2005	2004
	£m	£m	£m

Finance (charges)/income from joint ventures	(3)	1	3

8.    Taxation

	2006	2005	2004
	£m	£m	£m

UK corporation tax	8	7	5

8.    Taxation – (continued)
     A reconciliation of the notional tax charge based on the applicable rate of tax to the actual total tax expense is set out below.

	2006	2005	2004
	£m	£m	£m

Profit before tax	328	242	240

Tax at applicable rate (30%)	98	73	72
Tax on share of results of joint ventures	(103)	(73)	(72)
Other	13	7	5

Tax expense	8	7	5

9.    Equity dividends

	2006		2005		2004		2006	2005	2004
	pence		pence		pence		£m	£m	£m
Dividends declared in the year
Ordinary shares of 12.5 pence each
Final for prior financial year	10.7	p	9.6	p	8.7	p	135	120	110
Interim for financial year	4.1	p	3.7	p	3.4	p	51	48	43

Total	14.8	p	13.3	p	12.1	p	186	168	153

     The directors of Reed Elsevier PLC have proposed a final dividend of 11.8p (2005: 10.7p; 2004: 9.6p). The total cost of funding the proposed final dividends is expected to be £148 million. No liability has been recognised at the date of the balance sheet.

	2006		2005		2004
	pence		pence		pence
Dividends paid and proposed relating to the financial year
Ordinary shares of 12.5 pence each
Interim (paid)	4.1	p	3.7	p	3.4	p
Final (proposed)	11.8	p	10.7	p	9.6	p

Total	15.9	p	14.4	p	13.0	p

10.    Earnings per ordinary share (“EPS”)

	2006				2005			2004

	Weighted				Weighted			Weighted
	average				average			average
	number of				number of			number of
	shares	Earnings	EPS		shares	Earnings	EPS	shares	Earnings	EPS
	(millions)	£m	pence		(millions)	£m	pence	(millions)	£m	pence

Basic EPS	1,251.9	320	25.6	p	1,266.2	235	18.6p	1,264.6	235	18.6p
Diluted EPS	1,266.4	320	25.3	p	1,277.2	235	18.4p	1,273.1	235	18.5p

     The diluted EPS figures are calculated after taking account of the effect of potential additional ordinary shares arising from the exercise of share options and conditional shares.

10.    Earnings per ordinary share (“EPS”) – (continued)
     The weighted average number of shares is after deducting shares held in treasury. Movements in the number of shares in issue net of treasury shares for the year ended December 31, 2006 are shown below.

	Year ended December 31,

			2006	2005	2004
			Shares in	Shares in	Shares in
			issue net of	issue net of	issue net of
	Shares in	Treasury	treasury	treasury	treasury
	issue	shares	shares	shares	shares
	(millions)	(millions)	(millions)	(millions)	(millions)

Number of ordinary shares
At January 1	1,277.0	(10.8)	1,266.2	1,265.4	1,264.7
Issue of ordinary shares	10.4	—	10.4	3.6	2.6
Share repurchases	—	(20.6)	(20.6)	—	—
Purchase of shares by employee benefit trust (net)	—	(6.4)	(6.4)	(2.8)	(1.9)

At December 31	1,287.4	(37.8)	1,249.6	1,266.2	1,265.4

Weighted average number of equivalent ordinary shares during the year			1,251.9	1,266.2	1,264.6

     The weighted average number of shares used in the diluted EPS calculations above is after deducting shares held in treasury and is derived as follows:

	2006	2005	2004
	(millions)	(millions)	(millions)

Weighted average number of shares — Basic	1,251.9	1,266.2	1,264.6
Weighted average number of dilutive shares under option	14.5	11.0	8.5

Weighted average number of shares — Diluted	1,266.4	1,277.2	1,273.1

11.    Cash flow statement
Reconciliation of administrative expenses to cash used by operations

	2006	2005	2004
	£m	£m	£m

Administrative expenses	(2)	(2)	(2)
Net movement in payables	—	—	—

Cash used by operations	(2)	(2)	(2)

Reconciliation of net funding balances due from joint ventures

	2006	2005	2004
	£m	£m	£m

At January 1	564	559	548
Cash flow	334	5	11

At December 31	898	564	559

12.    Investments in joint ventures

	2006	2005
	£m	£m

Share of results of joint ventures	343	252
Share of joint ventures’:
Net (expense)/income recognised directly in equity	(57)	71
Transfer to net profit from cash flow hedge reserve	(3)	(10)
Transition adjustment on adoption of IAS39	—	6
Purchases of treasury shares by employee benefit trust	(39)	(14)
Increase in share based remuneration reserve	26	30
Equalisation adjustments	(8)	(11)
Dividends received from joint ventures	(596)	(168)

(Decrease)/increase in the year	(334)	156
At January 1	490	334

At December 31	156	490

     Summarised information showing total amounts in respect of joint ventures and Reed Elsevier PLC shareholders’ 52.9% share is set out below.

	Total joint ventures			Reed Elsevier PLC shareholders’ share

	2006	2005	2004	2006	2005	2004
	£m	£m	£m	£m	£m	£m

Revenue	5,398	5,166	4,812	2,856	2,733	2,546
Net profit for the year	625	464	461	343	252	247

			Reed Elsevier PLC
	Total joint ventures		shareholders’ share

	2006	2005	2006	2005
	£m	£m	£m	£m

Total assets	8,532	9,127	4,549	4,864
Total liabilities	(6,553)	(7,142)	(4,393)	(4,374)

Net assets	1,979	1,985	156	490

Attributable to:
Joint ventures	1,966	1,970	156	490
Minority interests	13	15	—	—

Total	1,979	1,985	156	490

     The above amounts exclude assets and liabilities held directly by Reed Elsevier PLC and include the counterparty balances of amounts owed to and by other Reed Elsevier businesses. Included within Reed Elsevier PLC’s share of assets and liabilities are cash and cash equivalents of £275 million (2005: £157 million) and borrowings of £1,590 million (2005: £1,674 million) respectively.
13.    Share capital

	No. of shares	£m
Authorised
Ordinary shares of 12.5p each	1,287,364,048	161
Unclassified shares of 12.5p each	184,089,128	23

Total		184

13.	Share capital – (continued)

	2006		2005

	No. of shares	£m	No. of shares	£m
Called up share capital — issued and fully paid
At January 1	1,277,013,440	160	1,273,674,009	159
Issue of ordinary shares	10,350,608	1	3,339,431	1

At December 31	1,287,364,048	161	1,277,013,440	160

     The issue of ordinary shares relates to the exercise of share options. Details of share option and conditional share schemes are set out in note 7 to the Reed Elsevier combined financial statements.
14.    Share premium

	2006	2005
	£m	£m

At January 1	987	974
Issue of ordinary shares	46	13

At December 31	1,033	987

15.	Shares held in treasury

	2006	2005
	£m	£m

At January 1	49	35
Share repurchases	112	—
Share of joint ventures’ Employee Benefit Trust purchases	39	14

At December 31	200	49

     Details of shares held in treasury are provided in note 29 to the Reed Elsevier combined financial statements.

16.	Capital redemption reserve

	2006	2005
	£m	£m

At January 1 and December 31	4	4

17.	Translation reserve

	2006	2005
	£m	£m

At January 1	31	(64)
Share of joint ventures’ exchange differences on translation of foreign operations	(129)	95

At December 31	(98)	31

18.    Other reserves

	2006	2005	2004
	£m	£m	£m

At January 1	(91)	(158)	(235)
Share of joint ventures’ transition adjustment on adoption of IAS39	—	6	—

At January 1 restated	(91)	(152)	(235)
Profit attributable to ordinary shareholders	320	235	235
Share of joint ventures’:
Actuarial gains/(losses) on defined benefit pension schemes	73	(19)	(39)
Fair value movements on available for sale investments	2	2	—
Fair value movements on cash flow hedges	29	(5)	—
Tax recognised directly in equity	(32)	(2)	6
Transfer to net profit from hedge reserve	(3)	(10)	—
Increase in share based remuneration reserve	26	30	31
Equalisation adjustments	2	(2)	(3)
Equity dividends declared	(186)	(168)	(153)

At December 31	140	(91)	(158)

19.    Contingent liabilities
     There are contingent liabilities in respect of borrowings of 100% owned finance subsidiaries in the Reed Elsevier Group plc group and Elsevier Reed Finance BV group guaranteed by Reed Elsevier PLC as follows:

	2006	2005
	£m	£m

Fully and unconditionally guaranteed jointly and severally with Reed Elsevier NV	2,589	2,705

     Financial instruments disclosures in respect of the borrowings covered by the above guarantees are given in note 18 to the Reed Elsevier combined financial statements.

20.	Post balance sheet event
     On February 14, 2007, the company received a dividend of £400 million from Reed Elsevier Group plc.
     On February 14, 2007, Reed Elsevier approved a plan to sell Harcourt Education, a division of Reed Elsevier Group plc, and to return the net proceeds to shareholders by way of a special distribution in the equalisation ratio. It is expected that the sale will be completed during 2007.

21.	US accounting information
Summary of the principal differences between IFRS and US GAAP
     The consolidated financial statements are prepared in accordance with IFRS, which differs in certain significant respects from US GAAP. The effect of material differences on net income and shareholders’ equity is shown in the following tables and explained below.
Effects on net income of material differences between IFRS and US GAAP

			2006	2005	2004
			£m	£m	£m
	Note
Net income as reported under IFRS			320	235	235
Impact of US GAAP adjustments to combined financial statements	(i	)	(118)	(47)	(22)

Net income under US GAAP			202	188	213

Basic earnings per ordinary share under US GAAP (pence)			16.1p	14.8p	16.8p

Diluted earnings per ordinary share under US GAAP (pence)			16.0p	14.7p	16.7p

Effects on shareholders’ equity of material differences between IFRS and US GAAP

			2006	2005
			£m	£m
	Note
Shareholders’ equity as reported under IFRS			1,040	1,042
Impact of US GAAP adjustments to combined financial statements	(i	)	663	948

Shareholders’ equity under US GAAP			1,703	1,990

(i) Impact of US GAAP adjustments to combined financial statements
     Reed Elsevier PLC accounts for its shareholders’ 52.9% economic interest in the Reed Elsevier combined businesses, before the effect of tax credit equalisation, by the equity method in conformity with IFRS which is similar to the equity method in US GAAP. Using the equity method to present its net income and shareholders’ equity under US GAAP, Reed Elsevier PLC reflects its shareholders’ 52.9% share of the effects of differences between IFRS and US GAAP relating to the combined businesses as a single reconciling item. The most significant differences relate to the carrying values of goodwill and intangibles, pensions, derivative financial instruments and deferred taxes. A more complete explanation of the accounting policies used by the Reed Elsevier combined businesses and the differences between IFRS and US GAAP is given in note 34 to the Reed Elsevier combined financial statements.
Presentation and classification differences
Comprehensive Income information
     SFAS 130: Reporting Comprehensive Income requires that all items that are required to be recognised as components of comprehensive income under US GAAP are reported in a separate financial statement. Under US GAAP, comprehensive income for 2006 would be £56 million (2005: £313 million; 2004: £111 million). Under US GAAP, comprehensive income per share for 2006 would be 4.5p (2005: 24.7p; 2004: 8.8p). Comprehensive income under US GAAP comprises net income for the financial year, share of the other comprehensive income items arising in the combined businesses, equalisation and exchange translation differences.

REED ELSEVIER NV
CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
     To the Supervisory and Executive Boards of Directors and shareholders of Reed Elsevier NV:
     We have audited the accompanying consolidated balance sheets of Reed Elsevier NV (”the Company”) as of December 31, 2006 and 2005, and the related consolidated statements of income, cash flow, recognised income and expense and shareholders’ equity reconciliation for each of the three years in the period ended December 31, 2006. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audits.
     We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2006 and 2005, and the results of its operations and cash flows for each of the three years in the period ended December 31, 2006, in conformity with International Financial Reporting Standards as adopted by the European Union.
     International Financial Reporting Standards as adopted for use in the European Union vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 20 to the consolidated financial statements.
     We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 14, 2007 (see Item 19 — Exhibit 15.6) expressed an unqualified opinion on management’s assessment of the effectiveness of the Company’s internal control over financial reporting and an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.
DELOITTE ACCOUNTANTS B.V.
Amsterdam, The Netherlands
February 14, 2007

REED ELSEVIER NV
CONSOLIDATED INCOME STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2006

		2006	2005	2004
		€m	€m	€m
	Note
Administrative expenses	3	(3)	(3)	(3)
Share of results of joint ventures	11	455	339	339

Operating profit		452	336	336
Finance income	6	7	2	2

Profit before tax		459	338	338
Taxation	7	(1)	—	—

Profit attributable to ordinary shareholders		458	338	338

		2006	2005	2004
	Note
Earnings per ordinary share (EPS)
Basic EPS	9	€0.59	€0.43	€0.43
Diluted EPS	9	€0.59	€0.43	€0.43

The accompanying notes on pages F-83 to F-90 are an integral part of these group financial statements

REED ELSEVIER NV
CONSOLIDATED CASH FLOW STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2006

		2006	2005	2004
		€m	€m	€m
	Note
Cash flows from operating activities
Cash used by operations	10	(3)	(5)	(3)
Interest received		12	1	1
Tax (paid)/received		(1)	2	(5)

Net cash flow from/(used in) operating activities		8	(2)	(7)

Dividends received from joint ventures		1,111	189	220
Cash flows from financing activities
Equity dividends paid	8	(272)	(245)	(229)
Proceeds on issue of ordinary shares		68	18	14
Purchase of treasury shares		(156)	—	—
(Increase)/decrease in net funding balances due from joint ventures	10	(612)	16	20

Net cash flow used in financing activities		(972)	(211)	(195)

Increase/(decrease) in cash and cash equivalents		147	(24)	18

The accompanying notes on pages F-83 to F-90 are an integral part of these group financial statements

REED ELSEVIER NV
CONSOLIDATED BALANCE SHEET
AS AT DECEMBER 31, 2006

		2006	2005
		€m	€m
	Note
Non-current assets
Investments in joint ventures	11	760	1,487
Current assets
Amounts due from joint ventures — funding		626	14
Amounts due from joint ventures — other		3	8
Cash and cash equivalents		148	1

		777	23

Total assets		1,537	1,510

Current liabilities
Payables	12	8	8
Taxation		64	64

Total liabilities		72	72

Net assets		1,465	1,438

Capital and reserves
Share capital issued	13	48	47
Paid-in surplus	14	1,562	1,495
Shares held in treasury (including in joint ventures)	15	(282)	(68)
Translation reserve	16	(70)	76
Other reserves	17	207	(112)

Total equity		1,465	1,438

The accompanying notes on pages F-83 to F-90 are an integral part of these consolidated financial statements

REED ELSEVIER NV
CONSOLIDATED STATEMENT OF TOTAL RECOGNISED INCOME AND EXPENSE
FOR THE YEAR ENDED DECEMBER 31, 2006

	2006	2005	2004
	€m	€m	€m

Profit attributable to ordinary shareholders	458	338	338
Share of joint ventures’ net (expense)/income recognised directly in equity	(50)	138	(144)
Share of joint ventures’ transfer to net profit from hedge reserve	(4)	(14)	—

Total recognised income and expense for the year	404	462	194

Share of joint ventures’ transition adjustment on adoption of IAS 39	—	8	—

REED ELSEVIER NV
CONSOLIDATED RECONCILIATION OF SHAREHOLDERS’ EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2006

		2006	2005	2004
		€m	€m	€m
	Note
Total recognised net income		404	462	194
Equity dividends declared	8	(272)	(245)	(229)
Issue of ordinary shares, net of expenses		68	18	14
Increase in shares held in treasury (including in joint ventures)	15	(210)	(20)	(22)
Increase in share based remuneration reserve		36	42	44
Equalisation adjustments		1	—	3

Net increase in shareholders’ equity		27	257	4
Shareholders’ equity at January 1		1,438	1,173	1,169
Share of joint ventures’ transition adjustment on adoption of IAS39		—	8	—

Shareholders’ equity at December 31		1,465	1,438	1,173

The accompanying notes on pages F-83 to F-90 are an integral part of these consolidated financial statements

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
     The Reed Elsevier combined financial statements on pages F-3 to F-60 form an integral part of the notes to Reed Elsevier NV’s consolidated financial statements.
     As a consequence of the merger of the company’s businesses with those of Reed Elsevier PLC, the shareholders of Reed Elsevier NV and Reed Elsevier PLC can be regarded as having the interests of a single economic group, enjoying substantially equivalent ordinary dividend and capital rights in the earnings and net assets of the Reed Elsevier combined businesses.
2.    Accounting policies
Basis of Preparation
     These consolidated financial statements, which have been prepared under the historic cost convention, report the statements of income, cash flow and financial position of Reed Elsevier NV, and have been prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union.
     Unless otherwise indicated, all amounts shown in the financial statements are in euros (“€“).
     The basis of the merger of the businesses of Reed Elsevier PLC and Reed Elsevier NV is set out on page 11.
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
     Because the dividend paid to shareholders by Reed Elsevier NV is, other than in special circumstances, equivalent to the Reed Elsevier PLC dividend plus the UK tax credit received by certain Reed Elsevier PLC shareholders, Reed Elsevier NV normally distributes a higher proportion of the combined profit attributable than Reed Elsevier PLC. Reed Elsevier PLC’s share in this difference in dividend distributions is settled with Reed Elsevier NV and is credited directly to consolidated reserves under equalisation. Reed Elsevier NV can pay a nominal dividend on its R-shares held by Reed Elsevier PLC that is lower than the dividend on the ordinary shares. Equally, Reed Elsevier NV has the possibility to receive dividends directly from Dutch affiliates. Reed Elsevier PLC is compensated by direct dividend payments by Reed Elsevier Group plc. The settlements flowing from these arrangements are also taken directly to consolidated reserves under equalisation.
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

2.    Accounting policies – (continued)
losses relating to the retranslation of Reed Elsevier NV’s 50% interest in the net assets of the combined businesses are classified as equity and transferred to the translation reserve.
     When foreign operations are disposed of the related cumulative translation differences are recognised within the income statement in the period.
Taxation
     The tax expense represents the sum of the tax payable on the current year taxable profits, adjustments in respect of prior year taxable profits and the movements on deferred tax that are recognised in the income statement. Tax arising in joint ventures is included in the share of results of joint ventures.
     The tax payable on current year taxable profits is calculated using the applicable tax rate that has been enacted, or substantively enacted, by the balance sheet date.
     Deferred tax is the tax arising on differences between the carrying amounts of assets and liabilities in the financial statements and their corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that, based on current forecasts, is probable that taxable profits will be available against which deductible temporary differences can be utilised.
     Deferred tax is calculated using tax rates that are expected to apply in the period when the liability is settled or the asset is realised. Full provision is made for deferred tax which would become payable on the distribution of retained profits from foreign subsidiaries, associates or joint ventures.
     Movements in deferred tax are charged or credited in the income statement, except when they relate to items charged or credited directly to equity, in which case the deferred tax is also recognised in equity.
Standards, amendments and interpretations not yet effective
     Recently issued standards, amendments and interpretations are not expected to have any significant impact when adopted.
3.    Administrative expenses
     Administrative expenses are stated after the gross remuneration for present and former directors of Reed Elsevier NV in respect of services rendered to Reed Elsevier NV and the combined businesses. Fees for members of the Supervisory Board of Reed Elsevier NV of €0.2 million (2005: €0.2 million; 2004: €0.2 million) are included in gross remuneration. In so far as gross remuneration is related to services rendered to Reed Elsevier Group plc group and Elsevier Reed Finance BV group, it is borne by these groups. Reed Elsevier NV has no employees (2005: nil; 2004: nil).
4.    Auditors’ remuneration
     Audit fees payable by Reed Elsevier NV were €46,000 (2005: €46,000; 2004: €46,000). Further information on the audit and non audit fees paid by the Reed Elsevier combined businesses to Deloitte Accountants, B.V. and its associates is set out in note 4 to the combined financial statements.
5.    Related party transactions
     All transactions with joint ventures, which are related parties of Reed Elsevier NV, have been reflected in these financial statements. Key management personnel are also related parties and comprise the executive directors of Reed Elsevier NV. The remuneration of executive directors of Reed Elsevier NV is disclosed in note 32 to the combined financial statements.
6.    Finance income

	2006	2005	2004
	€m	€m	€m

Finance income from joint ventures	7	2	2

7.	Taxation
     A reconciliation of the notional tax charge based on the applicable rate of tax to the actual total tax expense is set out below.

	2006	2005	2004
	€m	€m	€m

Profit before tax	459	338	338

Tax at applicable rate 29.6% (2005: 31.5%; 2004: 34.5%)	136	106	117
Tax on share of results of joint ventures	(135)	(106)	(117)

Tax expense	1	—	—

8.	Equity dividends

				2006	2005	2004
	2006	2005	2004	€m	€m	€m
	€	€	€
Dividends declared in the year
Ordinary shares of €0.06 each
Final for prior financial year	€0.267	€0.240	€0.220	197	177	162
Interim for financial year	€0.102	€0.092	€0.090	75	68	67
R-shares of €0.60 each	—	—	—	—	—	—

Total	€0.369	€0.332	€0.310	272	245	229

     The directors of Reed Elsevier NV have proposed a final dividend of €0.304 (2005: €0.267; 2004: €0.240). The total cost of funding the proposed final dividends is expected to be €223 million. No liability has been recognised at the date of the balance sheet.

	2006	2005	2004
	€	€	€
Dividends paid and proposed relating to the financial year
Ordinary shares of €0.06 each
Interim (paid)	€0.102	€0.092	€0.090
Final (proposed)	€0.304	€0.267	€0.240
R-Shares of €0.60 each	—	—	—

Total	€0.406	€0.359	€0.330

9.	Earnings per ordinary share (“EPS”)

	2006			2005			2004

	Weighted
	average			Weighted			Weighted
	number of			average			average
	shares	Earnings		number of			number of
	(millions)	€m	EPS	shares	Earnings	EPS	shares	Earnings	EPS
			€	(millions)	€m	€	(millions)	€m	€

Basic EPS	772.1	458	€0.59	783.1	338	€0.43	783.3	338	€0.43
Diluted EPS	781.7	458	€0.59	789.9	338	€0.43	787.9	338	€0.43

     The diluted EPS figures are calculated after taking account of the effect of potential ordinary shares arising from share options and conditional shares.
     The weighted average number of shares used is after deducting shares held in treasury. Movements in the number of shares in issue net of treasury shares for the year ended December 31, 2006 are shown below.

9.	Earnings per ordinary share (“EPS”) – (continued)

	Year ended December 31,

			2006	2005	2004
			Shares in	Shares in	Shares in
			issue net of	issue net of	issue net of
	Shares in	Treasury	treasury	treasury	treasury
	issue	shares	shares	shares	shares
	(millions)	(millions)	(millions)	(millions)	(millions)

Number of ordinary shares
At January 1	741.8	(5.5)	736.3	736.4	737.5
Issue of ordinary shares	6.8	—	6.8	1.9	1.3
Share repurchases	—	(13.4)	(13.4)	—	—
Purchase of shares by employee benefit trust (net)	—	(3.7)	(3.7)	(2.0)	(2.4)

At December 31	748.6	(22.6)	726.0	736.3	736.4

Weighted average number of equivalent ordinary shares during the year			772.1	783.1	783.3

     The average number of equivalent ordinary shares takes into account the “R” shares in the company held by a subsidiary of Reed Elsevier PLC, which represents a 5.8% interest in the company’s share capital.
     The weighted average number of shares used in the calculation of diluted EPS is after deducting shares held in treasury and is derived as follows:

	2006	2005	2004
	(millions)	(millions)	(millions)

Weighted average number of shares — Basic	772.1	783.1	783.3
Weighted average number of dilutive shares under options	9.6	6.8	4.6

Weighted average number of shares — Diluted	781.7	789.9	787.9

10.	Cash flow statement
Reconciliation of administrative expenses to cash used by operations

	2006	2005	2004
	€m	€m	€m

Administrative expenses	(3)	(3)	(3)
Decrease in payables	—	(2)	—

Cash used by operations	(3)	(5)	(3)

Reconciliation of net funding balances due from joint ventures

	2006	2005	2004
	€m	€m	€m

At January 1	14	30	50
Cash flow	612	(16)	(20)

At December 31	626	14	30

11.	Investments in joint ventures

	2006	2005
	€m	€m

Share of results of joint ventures	455	339
Share of joint ventures’:
Net (expense)/income recognised directly in equity	(50)	138
Transfer to net profit from cash flow hedge reserve	(4)	(14)
Purchases of treasury shares by employee benefit trust	(54)	(20)
Increase in share based remuneration reserve	36	42
Equalisation adjustments	1	—
Dividends received from joint ventures	(1,111)	(189)

(Decrease)/increase in the year	(727)	296
At January 1	1,487	1,191

At December 31	760	1,487

     Summarised information showing total amounts in respect of joint ventures and Reed Elsevier NV’s 50% share is set out below:

	Total joint ventures			Reed Elsevier NV share

	2006	2005	2004	2006	2005	2004
	€m	€m	€m	€m	€m	€m

Revenue	7,935	7,542	7,074	3,968	3,771	3,537
Net profit for the year	919	677	678	455	339	339

	Total joint ventures		Reed Elsevier NV share

	2006	2005	2006	2005
	€m	€m	€m	€m

Total assets	12,713	13,325	6,209	6,662
Total liabilities	(9,764)	(10,427)	(5,449)	(5,175)

Net assets	2,949	2,898	760	1,487

Attributable to:
Joint ventures	2,929	2,876	760	1,487
Minority interests	20	22	—	—

Total	2,949	2,898	760	1,487

     The above amounts exclude assets and liabilities held directly by Reed Elsevier NV and include the counterparty balances owed to and by other Reed Elsevier businesses. Included within Reed Elsevier NV’s share of assets and liabilities are cash and cash equivalents of €239 million (2005: €215 million) and borrowings of €2,232 million (2005: €2,303 million).
12.    Payables
     Included within payables are employee convertible debenture loans of €8 million (2005: €7 million) with a weighted average interest rate of 4.68% (2005: 4.74%). Depending on the conversion terms, the surrender of €227 or €200 par value debenture loans qualifies for the acquisition of 50 Reed Elsevier NV ordinary shares.

13.    Share capital
Authorised

	No. of shares	€m

Ordinary shares of €0.06 each	2,100,000,000	126
Unclassified shares of €0.60 each	30,000,000	18

Total		144

Issued and fully paid

		Ordinary		Ordinary
	R-shares	shares	R-shares	shares	Total
	Number	Number	€m	€m	€m

At January 1, 2005	4,679,249	740,090,600	3	44	47
Issue of ordinary shares	—	1,714,630	—	—	—

At January 1, 2006	4,679,249	741,805,230	3	44	47
Issue of ordinary shares	—	6,791,894	—	1	1

At December 31, 2006	4,679,249	748,597,124	3	45	48

     The R-shares are held by a subsidiary of Reed Elsevier PLC. The R-shares are convertible at the election of the holders into ten ordinary shares each. They have otherwise the same rights as the ordinary shares, except that Reed Elsevier NV may pay a lower dividend on the R-shares.
14.    Paid-in surplus

	2006	2005
	€m	€m

At January 1	1,495	1,477
Issue of ordinary shares	67	18

At December 31	1,562	1,495

     Within paid-in surplus, an amount of €1,385 million (2005: €1,318 million) is free of tax.
     The issue of ordinary shares relates to the exercise of share options. Details of share option and conditional share schemes are set out in note 7 to the Reed Elsevier combined financial statements.
15.    Shares held in treasury

	2006	2005
	€m	€m

At January 1	68	47
Share repurchases	156	—
Share of joint ventures’ employee benefit trust purchases	54	20
Exchange translation differences	4	1

At December 31	282	68

     Details of shares held in treasury are provided in note 29 to the Reed Elsevier combined financial statements.
16.    Translation reserve

	2006	2005
	€m	€m

At January 1	76	(98)
Share of joint ventures’ exchange differences on translation of foreign operations	(146)	174

At December 31	(70)	76

17.    Other reserves

	2006	2005	2004
	€m	€m	€m

At January 1	(112)	(206)	(316)
Share of joint ventures’ transition adjustment on adoption of IAS39	—	8	—

At January 1 as restated	(112)	(198)	(316)
Profit attributable to ordinary shareholders	458	338	338
Share of joint ventures’:
Actuarial gains/(losses) on defined benefit pension schemes	102	(27)	(55)
Fair value movements on available for sale investments	2	2	—
Fair value movements on cash flow hedges	40	(8)	—
Tax recognised directly in equity	(44)	(2)	9
Transfer to net profit from hedge reserve	(4)	(14)	—
Increase in share based remuneration	36	42	44
Equalisation adjustments	1	—	3
Equity dividends declared	(272)	(245)	(229)

At December 31	207	(112)	(206)

18.	Contingent liabilities
     There are contingent liabilities in respect of borrowings of 100% owned finance subsidiaries in the Reed Elsevier Group plc group and Elsevier Reed Finance BV group guaranteed by Reed Elsevier NV as follows:

	2006	2005
	€m	€m

Fully and unconditionally guaranteed jointly and severally with Reed Elsevier PLC	3,858	3,949

     Financial instruments disclosures in respect of the borrowings covered by the above guarantees are given in note 18 to the Reed Elsevier combined financial statements.

19.	Post balance sheet event
     On February 14, 2007, the company received a dividend of €750 million from Reed Elsevier Overseas BV.
     On February 14, 2007, Reed Elsevier approved a plan to sell Harcourt Education, a division of Reed Elsevier Group plc, and to return the net proceeds to shareholders by way of a special distribution in the equalisation ratio. It is expected that the sale will be completed during 2007.

20.	US accounting information
Summary of the principal differences between IFRS and US GAAP
     The consolidated financial statements are prepared in accordance with IFRS, which differs in certain significant respects from US GAAP. The effect of material differences on net income and shareholders’ equity is shown in the following tables and explained below.
Effects on net income of material differences between IFRS and US GAAP

			2006	2005	2004
			€m	€m	€m
	Note
Net income as reported under IFRS			458	338	338
Impact of US GAAP adjustments to combined financial statements	(i	)	(150)	(51)	(18)

Net income under US GAAP			308	287	320

Basic earnings per share under US GAAP			€0.40	€0.37	€0.41

Diluted earnings per share under US GAAP			€0.39	€0.36	€0.41

Effects on shareholders’ equity of material differences between IFRS and US GAAP

			2006	2005
			€m	€m
	Note
Shareholders’ equity as reported under IFRS			1,465	1,438
Impact of US GAAP adjustments to combined financial statements	(i	)	934	1,309

Shareholders’ equity under US GAAP			2,399	2,747

(i)	Impact of US GAAP adjustments to combined financial statements
     Reed Elsevier NV accounts for its 50% economic interest in the Reed Elsevier combined businesses, before the effect of tax credit equalisation, by the equity method in conformity with IFRS which is similar to the equity method in US GAAP. Using the equity method to present its net income and shareholders’ equity under US GAAP, Reed Elsevier NV reflects its 50% share of the effects of differences between IFRS and US GAAP relating to the combined businesses as a single reconciling item. The most significant differences relate to the carrying values of goodwill and intangibles, pensions, derivative financial instruments and deferred taxes. A more complete explanation of the accounting policies used by the Reed Elsevier combined businesses and the differences between IFRS and US GAAP is given in note 34 to the Reed Elsevier combined financial statements.
Presentation and classification differences
Comprehensive Income information
     SFAS130: Reporting Comprehensive Income requires that all items that are required to be recognised as components of comprehensive income under US GAAP are reported in a separate financial statement. Under US GAAP, comprehensive income for 2006 would be €140 million (2005: €533 million; 2004: €156 million). Under US GAAP, comprehensive income per share for 2006 would be €0.18 (2005: €0.68; 2004: €0.20). Comprehensive income under US GAAP comprises net income for the financial year, share of the other comprehensive income items arising in the combined businesses, equalisation and exchange translation differences.

GLOSSARY OF TERMS

Terms used in Annual Report on Form 20-F	US equivalent or brief description

Accruals	Accrued expenses

Adjusted operating profit	Operating profit before amortisation of acquired intangible assets and acquisition integration costs and grossed up to exclude the equity share of taxes in joint ventures. This is a key financial measure used by management to evaluate performance and is presented in accordance with SFAS131: Disclosures about Segments of an Enterprise and Related Information

Allotted	Issued

Associate	An entity in which Reed Elsevier has a participating interest and, in the opinion of the directors, can exercise significant influence on its management

Bank borrowings	Payable to banks

Called up share capital	Issued share capital

Capital allowances	Tax term equivalent to US tax depreciation allowances

Capital and reserves	Shareholders’ equity

Combined businesses	Reed Elsevier PLC, Reed Elsevier NV, Reed Elsevier Group plc and Elsevier Reed Finance BV and their respective subsidiaries, associates and joint ventures

Current instalments of loans	Long term debt due within one year

EPS	Earnings per ordinary share

Finance lease	Capital lease

Investments	Non-current investments

Freehold	Ownership with absolute rights in perpetuity

Interest receivable	Interest income

Interest payable	Interest expense

Net cash acquired	Cash less debt acquired with a business

Prepayments	Prepaid expenses

Profit	Income

Profit attributable	Net income

Reed Elsevier	Reed Elsevier PLC, Reed Elsevier NV, Reed Elsevier Group plc and Elsevier Reed Finance BV and their respective subsidiaries, associates and joint ventures

Shareholders’ equity	Shareholders’ funds

Share premium account	Premiums paid in excess of par value of ordinary shares

Revenue	Sales

Underlying growth	The year on year growth calculated excluding the effects of acquisitions, disposals and the impact of currency translation

ITEM 19: EXHIBITS
Exhibits filed as part of this annual report

1.1	Memorandum and Articles of Association of Reed Elsevier PLC (incorporated by reference from Exhibit 1.1 to the 2002 Annual Report on Form 20-F filed with the SEC on March 10, 2003)
1.2	Articles of Association of Reed Elsevier NV (incorporated by reference from Exhibit 1.2 to the 2005 Annual Report on Form 20-F filed with the SEC on March 16, 2006)

1.3	Governing Agreement, dated April 15, 1999 between Reed International P.L.C. and Elsevier NV (incorporated by reference from Exhibit 3.3 to the 2000 Annual Report on Form 20-F filed with the SEC on March 13, 2001)

1.4	RHBV Agreement, dated December 23, 1992 among Elsevier NV and Reed Holding B.V. (incorporated by reference from Exhibit 1.4 to the 2002 Annual Report on Form 20-F filed with the SEC on March 10, 2003)

2.1	Deposit Agreement, dated as of October 27, 2003, among Reed Elsevier PLC, The Bank of New York and all holders from time to time of American Depositary Receipts (incorporated by reference from Exhibit (a)(1) to Amendment No. 1 to the Registration Statement on Form F-6 filed by Reed Elsevier PLC with the SEC on October 17, 2003)

2.2	Deposit Agreement, dated as of October 27, 2003, among Reed Elsevier NV, The Bank of New York and all holders from time to time of American Depositary Receipts (incorporated by reference from Exhibit (a)(1) to Amendment No. 1 to the Registration Statement on Form F-6 filed by Reed Elsevier NV with the SEC on October 17, 2003)

4.1	Agreement and Plan of Merger, dated October 27, 2000, among Reed Elsevier Inc., REH Mergersub Inc. and Harcourt General, Inc. (incorporated by reference from Exhibit 10.11 to the Registration Statement on Form F-3 filed with the SEC on November 29, 2000 (the “2000 Form F-3 Registration Statement”)
4.2	Sale and Purchase Agreement, dated October 27, 2000, between Reed Elsevier Inc. and The Thomson Corporation (incorporated by reference from Exhibit 10.13 to the 2000 Form F-3 Registration Statement)
4.3	Reed Elsevier Group plc Share Option Scheme (incorporated by reference from Exhibit 4.3 to the 2003 Annual Report on Form 20-F filed with the SEC on March 15, 2004)

4.4	Reed Elsevier Group plc Long Term Incentive Share Option Scheme (incorporated by reference from Exhibit 4.3 to the 2003 Annual Report on Form 20-F filed with the SEC on March 15, 2004)

4.5	Reed Elsevier Group plc Bonus Investment Plan (incorporated by reference from Exhibit 4.3 to the 2003 Annual Report on Form 20-F filed with the SEC on March 15, 2004)
4.6	Reed Elsevier Group plc Bonus Investment Plan (2002) (incorporated by reference from Exhibit 4.3 to the 2003 Annual Report on Form 20-F filed with the SEC on March 15, 2004)

4.7	Reed Elsevier Group plc Executive Share Option Schemes (No. 2) (incorporated by reference from Exhibit 4.3 to the 2003 Annual Report on Form 20-F filed with the SEC on March 15, 2004)

4.8	Reed Elsevier Group plc Executive UK and Overseas Share Option Schemes (incorporated by reference from Exhibit 10.6 to the 2000 Form F-3 Registration Statement)

4.9	Reed Elsevier Group plc Retention Share Plan (as amended on March 13, 2006)

4.10	Reed Elsevier US Salary Investment Plan (incorporated by reference from Exhibit 4.10 to the Registration Statement on Form S-8 filed with the SEC on October 2, 2000)

4.11	Reed Elsevier Group plc Long Term Incentive Share Option Scheme (as restated for awards granted on or after April 19, 2006)

8	List of significant subsidiaries, associates, joint ventures and business units

12.1	Certification Pursuant to Section 302 of Sarbanes-Oxley Act of 2002, by the Chief Executive Officer of Reed Elsevier PLC

12.2	Certification Pursuant to Section 302 of Sarbanes-Oxley Act of 2002, by the Chief Financial Officer of Reed Elsevier PLC

12.3	Certification Pursuant to Section 302 of Sarbanes-Oxley Act of 2002, by the Chief Executive Officer of Reed Elsevier NV

12.4	Certification Pursuant to Section 302 of Sarbanes-Oxley Act of 2002, by the Chief Financial Officer of Reed Elsevier NV

13.1	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, by the Chief Executive Officer of Reed Elsevier PLC

13.2	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, by the Chief Financial Officer of Reed Elsevier PLC

13.3	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, by the Chief Executive Officer of Reed Elsevier NV

13.4	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, by the Chief Financial Officer of Reed Elsevier NV

15.1	Independent Registered Public Accounting Firm’s Consent — Reed Elsevier Combined Financial Statements

15.2	Independent Registered Public Accounting Firm’s Consent — Reed Elsevier PLC Consolidated Financial Statements

15.3	Independent Registered Public Accounting Firm’s Consent — Reed Elsevier NV Consolidated Financial Statements

15.4	Report of Independent Registered Public Accounting Firm on internal control over financial reporting — Reed Elsevier combined businesses

15.5	Report of Independent Registered Public Accounting Firm on internal control over financial reporting — Reed Elsevier PLC

15.6	Report of Independent Registered Public Accounting Firm on internal control over financial reporting — Reed Elsevier NV
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

SIGNATURES
     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, each of the Registrants certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorised, on March 22, 2007.

REED ELSEVIER PLC Registrant	REED ELSEVIER NV Registrant

By: /s/ SIR CRISPIN DAVIS Sir Crispin Davis Chief Executive Officer	By: /s/ SIR CRISPIN DAVIS Sir Crispin Davis Member, Executive Board & Chief Executive Officer

By: /s/ M H ARMOUR M H Armour Chief Financial Officer	By: /s/ M H ARMOUR M H Armour Member, Executive Board & Chief Financial Officer

Dated: March 22, 2007	Dated: March 22, 2007

S-1