Form 20-F
period 2009-12-31
REED ELSEVIER PLC; REED ELSEVIER NV
filed 2010-03-18
CIK 929869, 929872

As filed with the Securities and Exchange Commission on March 18, 2010

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)
☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
Or
☑ ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009
Or
☐ TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to
Or
☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 1-3334

REED ELSEVIER PLC	REED ELSEVIER NV
(Exact name of Registrant as specified in its charter)	(Exact name of Registrant as specified in its charter)
England	The Netherlands
(Jurisdiction of incorporation or organisation)	(Jurisdiction of incorporation or organisation)
1-3 Strand, London, WC2N 5JR, England	Radarweg 29, 1043 NX, Amsterdam, The Netherlands
(Address of principal executive offices)	(Address of principal executive offices)
Stephen Cowden	Jans van der Woude
Company Secretary	Company Secretary
Reed Elsevier PLC	Reed Elsevier NV
1-3 Strand, London, WC2N 5JR, England	Radarweg 29, 1043 NX, Amsterdam, The Netherlands
011 44 20 7930 7077	011 31 20 485 2222
steve.cowden@reedelsevier.com	j.vanderwoude@reedelsevier.com
(Name, telephone, e-mail and/or facsimile number and address of	(Name, telephone, e-mail and/or facsimile number and address of
Company Contact Person)	Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Name of exchange on which
Title of each class	registered

Reed Elsevier PLC:
American Depositary Shares (each representing four Reed Elsevier PLC ordinary shares)	New York Stock Exchange
Ordinary shares of 14 51/116p each (the “Reed Elsevier PLC ordinary shares”)	New York Stock Exchange*
Reed Elsevier NV:
American Depositary Shares (each representing two Reed Elsevier NV ordinary shares)	New York Stock Exchange
Ordinary shares of €0.07 each (the “Reed Elsevier NV ordinary shares”)	New York Stock Exchange*

*	Listed, not for trading, but only in connection with the listing of the applicable Registrant’s American Depositary Shares issued in respect thereof.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuers’ classes of capital or common stock as of December 31, 2009:

Reed Elsevier PLC:	Number of outstanding shares

Ordinary shares of 14 51/116p each	1,247,275,833
Reed Elsevier NV:
Ordinary shares of €0.07 each	723,692,901
R shares of €0.70 each (held by a subsidiary of Reed Elsevier PLC)	4,303,179

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

Yes          ☑            No          ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes          ☐            No          ☐

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

     ☐  US GAAP       ☑  International Financial Reporting Standards as issued by the International Accounting Standards Board       ☐  Other

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrants have elected to follow:

Item 17      ☐            Item 18      ☐

If this is an annual report, indicate by check mark whether the registrants are shell companies (as defined in Rule 12b-2 of the Exchange Act):

Yes          ☐            No          ☑

		Page

PART II
ITEM 13:	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	N/A
ITEM 14:	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	N/A
ITEM 15:	CONTROLS AND PROCEDURES	79
ITEM 16A:	AUDIT COMMITTEE FINANCIAL EXPERT	82
ITEM 16B:	CODES OF ETHICS	82
ITEM 16C:	PRINCIPAL ACCOUNTANT FEES AND SERVICES	82
ITEM 16D:	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES	82
ITEM 16E:	PURCHASES OF EQUITY SECURITIES BY THE ISSUERS AND AFFILIATED PURCHASERS	83
ITEM 16F:	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT	83
ITEM 16G:	CORPORATE GOVERNANCE	83

PART III
ITEM 17:	FINANCIAL STATEMENTS*	84
ITEM 18:	FINANCIAL STATEMENTS	F-1
ITEM 19:	EXHIBITS	S-1
Exhibit 1.2
Exhibit 8
Exhibit 12.1
Exhibit 12.2
Exhibit 12.3
Exhibit 12.4
Exhibit 13.1
Exhibit 13.2
Exhibit 13.3
Exhibit 13.4
Exhibit 15.1
Exhibit 15.2
Exhibit 15.3
Exhibit 15.4
Exhibit 15.5
Exhibit 15.6

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

Important factors that could cause actual results to differ materially from estimates or forecasts contained in the forward looking statements include, among others:

•	current and future economic and business conditions;

•	competitive factors in the industries in which we operate;

•	demand for our products and services;

•	exchange rate fluctuations;

•	legislative, fiscal and regulatory developments and political risks;

•	changes in law and legal interpretation affecting our intellectual property rights, internet communications and provision of third party information;

•	requirements or actions of anti-trust authorities;

•	breaches of our data security systems or other unauthorised access to our databases;

•	our ability to maintain high quality management;

•	the impact of technological change, including the impact of electronic or other distribution formats, on our businesses;

•	uncertainties as to whether our strategies, business plans and acquisitions will produce the expected returns;

•	significant failures or interruptions of our electronic delivery platforms;

•	failure of third parties to whom we have outsourced business activities;

•	changes in the seasonal and cyclical nature of the markets for our products and services;

•	changes in the market values of defined benefit pension scheme assets and in the market related assumptions used to value scheme liabilities;

•	downgrades to the credit ratings of our long term debt;

•	disruption to our business or markets arising from natural disasters, international security or public health concerns and acts of terrorism or war; and

•	other risks referenced from time to time in the filings of Reed Elsevier PLC and Reed Elsevier NV with the Securities and Exchange Commission (the “SEC”).

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

Combined Income Statement Data(1)

	For the year ended December 31,
	2009(2)	2009	2008	2007	2006	2005
	(in millions)

Amounts in accordance with IFRS:
Revenue from continuing operations	$9,835	£6,071	£5,334	£4,584	£4,509	£4,265
Operating profit from continuing operations(3)	1,275	787	901	888	837	752
Net finance costs	(471)	(291)	(192)	(139)	(158)	(140)
Disposals and other non operating items(4)	(99)	(61)	(92)	63	(1)	2
Profit before tax from continuing operations	705	435	617	812	678	614
Taxation in continuing operations(5)	(65)	(40)	(155)	82	(86)	(219)
Net profit from continuing operations	640	395	462	894	592	395
Net profit from discontinued operations(6)	—	—	18	309	33	69
Non-controlling interests	(6)	(4)	(4)	(3)	(2)	(2)
Profit attributable to parent companies’ shareholders	634	391	476	1,200	623	462

Combined Statement of Financial Position Data(1)

	As at December 31,
	2009(2)	2009	2008	2007	2006	2005
	(in millions)

Amounts in accordance with IFRS:
Total assets	$18,361	£11,334	£12,866	£9,778	£8,532	£9,127
Long term obligations less current portion	(6,525)	(4,028)	(5,694)	(2,002)	(2,085)	(2,264)
Net assets	2,850	1,759	981	2,976	1,979	1,985
Non-controlling interests	(45)	(28)	(28)	(11)	(13)	(15)
Combined shareholders’ equity	2,806	1,732	953	2,965	1,966	1,970

(1)	The combined financial statements are prepared in accordance with accounting policies that are in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and as adopted by the European Union (“EU”). The figures for 2006 and 2005 have been extracted or derived from the combined financial statements for the years ended December 31, 2006 and 2005, not included herein.

(2)	Noon buying rates as at December 31, 2009 have been used to provide a convenience translation into US dollars, see “— Exchange Rates” on page 6. At December 31, 2009 the noon buying rate was $1.62 per £1.00. This compares to the average exchange rate for the year ended December 31, 2009 of $1.57 to £1.00 applied in the translation of the combined income statement for the year.

(3)	Operating profit from continuing operations is stated after charging £368 million in respect of amortisation of acquired intangible assets (2008: £281 million; 2007: £221 million; 2006: £211 million; 2005: £203 million); £177 million in respect of impairment of acquired intangible assets and goodwill (2008: £9 million; 2007: nil; 2006: nil; 2005: nil); £182 million in respect of exceptional restructuring costs (2008: £152 million; 2007: nil; 2006: nil; 2005: nil); £48 million in respect of acquisition related costs (2008: £27 million; 2007: £20 million; 2006: £23 million; 2005: £20 million); and £8 million in respect of taxation in joint ventures (2008: £9 million; 2007: £8 million; 2006: £10 million; 2005: £6 million). Impairment charges in 2009 relate principally to Reed Business Information’s US and International businesses. Exceptional restructuring costs relate to the major restructuring programmes announced in February 2008 and 2009.

(4)	Disposals and other non operating items comprise a £69 million loss on disposal and write downs of businesses and other assets (2008: £86 million loss; 2007: £65 million gain; 2006: £2 million loss; 2005: £1 million loss) and a £8 million gain relating to the revaluation of held for trading investments (2008: £6 million loss; 2007: £2 million loss; 2006: £1 million gain; 2005: £3 million gain).

(5)	Taxation in continuing operations in 2009 includes credits of £34 million in respect of prior year disposals. Taxation in continuing operations in 2007 includes credits of £223 million in respect of previously unrecognised deferred tax assets and capital losses that were realised as a result of the disposal of discontinued operations. Taxation in continuing operations in 2006 includes credits of £65 million in respect of prior period disposals.

(6)	Profit from discontinued operations in 2008 includes the gain on disposal of the educational assessment business of £67 million (2007: £611 million on disposal of the US K-12 Schools and International businesses). Taxes on the completed disposals in 2008 were £49 million (2007: £380 million).

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

	For the year ended December 31,
	2009(3)		2009		2008		2007		2006		2005
	(in millions, except per share amounts)

Amounts in accordance with IFRS:(1)
Profit before tax(2)	$326		£201		£247		£643		£328		£242
Taxation	(10)		(6)		(6)		(19)		(8)		(7)
Profit attributable to ordinary shareholders	316		195		241		624		320		235
Earnings per Reed Elsevier PLC ordinary share from total operations of the combined businesses	27.9	¢	17.2	p	22.1	p	49.7	p	25.6	p	18.6	p
Earnings per Reed Elsevier PLC ordinary share from continuing operations of the combined businesses	27.9	¢	17.2	p	21.2	p	36.6	p	24.1	p	15.7	p
Dividends per Reed Elsevier PLC ordinary share(4)	33.0	¢	20.4	p	100.9	p	16.3	p	14.8	p	13.3	p
Total assets	$1,502		£927		£515		£1,584		£1,090		£1,090
Long term obligations	—		—		—		—		—		(36)
Total equity/Net assets	1,484		916		504		1,568		1,040		1,042
Weighted average number of shares(5)	1,131.4		1,131.4		1,089.5		1,256.5		1,251.9		1,266.2

(1)	The consolidated financial statements of Reed Elsevier PLC are prepared in accordance with accounting policies that are in conformity with IFRS as issued by the IASB and as adopted by the EU. The figures for 2006 and 2005 have been extracted or derived from the consolidated financial statements for the years ended December 31, 2006 and 2005, not included herein.

(2)	Profit before tax includes Reed Elsevier PLC’s share of the post-tax earnings of joint ventures, being both the continuing and discontinued operations of the Reed Elsevier combined businesses. Profit before tax in 2008 includes Reed Elsevier PLC’s £10 million share of joint ventures’ post-tax gain on disposal of the educational assessment business (2007: £122 million post-tax net gain on disposal of the US K-12 Schools and International businesses).

(3)	Noon buying rates as at December 31, 2009 have been used to provide a convenience translation into US dollars, see “— Exchange Rates” on page 6. At December 31, 2009 the noon buying rate was $1.62 per £1.00. This compares to the average exchange rate for the year ended December 31, 2009 of $1.57 to £1.00 applied in the translation of the combined income statement for the year.

(4)	The amount of dividends per Reed Elsevier PLC ordinary share shown excludes the UK tax credit available to certain Reed Elsevier PLC shareholders, including beneficial owners of Reed Elsevier PLC ADSs who are residents of the United States for the purposes of the UK Tax Treaty, and do not include any deduction on account of UK withholding taxes, currently at the rate of 15% of the sum of the dividend and the related tax credit in most cases; see “Item 10: Additional Information — Taxation”.

Dividends declared in the year, in amounts per ordinary share, comprise a 2008 final dividend of 15.0p and 2009 interim dividend of 5.4p giving a total of 20.4p. The directors of Reed Elsevier PLC have proposed a 2009 final dividend of 15.0p (2008: 15.0p; 2006: 13.6p; 2006: 11.8p; 2005: 10.7p), giving a total ordinary dividend in respect of the financial year of 20.4p (2008: 20.3p; 2007: 18.1p; 2006: 15.9p; 2005: 14.4p). Dividends in 2008 included a special distribution of 82.0p per ordinary paid from the net proceeds of the sale of the Education division.

Dividends per Reed Elsevier PLC ordinary share for the year ended December 31, 2008 translated into cents at the noon buying rate on December 31, 2008 were $1.463, including $1.189 in respect of the special distribution paid from the net proceeds of the sale of the Education division. See “— Exchange Rates” on page 6.

(5)	Weighted average number of shares excludes shares held in treasury and shares held by the Reed Elsevier Group plc Employee Benefit Trust. On January 7, 2008 the existing ordinary shares were consolidated into new ordinary shares on the basis of 58 new ordinary shares for every 67 existing ordinary shares. For the purposes of calculating earnings per share, the effective date of the share consolidation is deemed to be January 18, 2008, being the date on which the accompanying special distribution was paid. On July 30, 2009 Reed Elsevier PLC announced a share placing for 109,198,190 new ordinary shares, representing approximately 9.9% of the company’s share capital prior to the placing. The shares were fully subscribed at a price of 405p per share, raising £435 million, net of issue costs. This share placing was announced in conjunction with a similar share placing by Reed Elsevier NV.

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

	For the year ended December 31,
	2009(3)	2009	2008	2007	2006	2005
	(in millions, except per share amounts)

Amounts in accordance with IFRS:(1)
Profit before tax(2)	$312	€ 217	€ 313	€ 873	€ 459	€ 338
Taxation	3	2	(19)	(18)	(1)	—
Profit attributable to ordinary shareholders	315	219	294	855	458	338
Earnings per Reed Elsevier NV ordinary share from total operations of the combined businesses	$0.46	€ 0.32	€ 0.44	€ 1.10	€ 0.59	€ 0.43
Earnings per Reed Elsevier NV ordinary share from continuing operations of the combined businesses	$0.46	€ 0.32	€ 0.43	€ 0.84	€ 0.56	€ 0.37
Dividends per Reed Elsevier NV ordinary share(4)	$0.572	€0.397	€2.192	€0.418	€0.369	€0.332
Total assets	$1,492	€1,036	€ 567	€2,089	€1,537	€1,510
Total equity/Net assets	1,397	970	491	2,016	1,465	1,438
Weighted average number of shares(5)	693.9	693.9	669.0	774.9	772.1	783.1

(1)	The consolidated financial statements of Reed Elsevier NV are prepared in accordance with accounting policies that are in conformity with IFRS as issued by the IASB and as adopted by the EU. The figures for 2006 and 2005 have been extracted or derived from the consolidated financial statements for the years ended December 31, 2006 and 2005, not included herein.

(2)	Profit before tax includes Reed Elsevier NV’s share of post-tax earnings of joint ventures, being both the continuing and discontinued operations of the Reed Elsevier combined businesses. Profit before tax in 2008 includes Reed Elsevier NV’s €5 million share of joint ventures’ post-tax gain on disposal of the educational assessment business (2007: €147 million post-tax gains on disposal of the US K-12 Schools and International businesses).

(3)	Noon buying rates as at December 31, 2009 have been used to provide a convenience translation into US dollars, see “— Exchange Rates” on page 6. At December 31, 2009 the Noon Buying Rate was $1.44 per €1.00. This compares to the average exchange rate for the year ended December 31, 2009 of $1.40 to €1.00 applied in the translation of the combined income statement for the year.

(4)	Dividends declared in the year, in amounts per ordinary share, comprise a 2008 final dividend of €0.290 and 2008 interim dividend of €0.107 giving a total of €0.397. The directors of Reed Elsevier NV have proposed a 2009 final dividend of €0.293 (2008: €0.290; 2007: €0.311; 2006: €0.304; 2005: €0.267), giving a total ordinary dividend in respect of the financial year of €0.400 (2008: €0.404; 2007: €0.425; 2006: €0.406; 2005: €0.359). Dividends in 2008 included a special distribution of €1.767 per ordinary share paid from the net proceeds of the sale of the Education division.

Dividends per Reed Elsevier NV ordinary share for the year ended December 31, 2008 translated into cents at the noon buying rate on December 31, 2008 were $3.091, including $2.491 in respect of the special distribution paid from the net proceeds of the sale of the Education division cents. See “— Exchange Rates” on page 6.

(5)	Weighted average number of shares excludes shares held in treasury and shares held by the Reed Elsevier Group plc Employee Benefit Trust and takes into account the R shares in the company held by a subsidiary of Reed Elsevier PLC, which represents a 5.8% interest in Reed Elsevier NV. On January 7, 2008 the existing ordinary shares were consolidated into new ordinary shares on the basis of 58 new ordinary shares for every 67 existing ordinary shares. For the purposes of calculating earnings per share, the effective date of the share consolidation is deemed to be January 18, 2008, being the date on which the accompanying special distribution was paid. On July 30, 2009 Reed Elsevier NV announced a share placing for 63,030,989 ordinary shares, representing approximately 9.9% of the company’s share capital prior to the placing. The shares were fully subscribed at a price of €7.08 per share, raising €441 million, net of issue costs. Correspondingly Reed Elsevier NV also issued 252,459 new R shares and transferred 135,179 existing R shares held in treasury to a subsidiary of Reed Elsevier PLC at a price of €73.00 per share for total proceeds of €29 million. The share placing was announced in conjunction with a similar share placing by Reed Elsevier PLC.

EXCHANGE RATES

For a discussion of the impact of currency fluctuations on Reed Elsevier’s combined results of operations and combined financial position, see “Item 5: Operating and Financial Review and Prospects”.

The following tables illustrate, for the periods and dates indicated, certain information concerning the Noon Buying Rate for pounds sterling expressed in US dollars per £1.00 and for the euro expressed in US dollars per €1.00. The exchange rate on February 17, 2010 was £1.00 = $1.57 and €1.00 = $1.37.

US dollars per £1.00 — Noon Buying Rates

	Period
Year ended December 31,	End	Average(1)	High	Low

2009	1.62	1.57	1.70	1.37
2008	1.45	1.85	2.03	1.44
2007	2.00	2.00	2.11	1.92
2006	1.96	1.85	1.98	1.73
2005	1.73	1.82	1.93	1.71

Month	High	Low

February 2010 (through February 17, 2010)	1.60	1.56
January 2010	1.64	1.59
December 2009	1.66	1.59
November 2009	1.68	1.64
October 2009	1.66	1.59
September 2009	1.67	1.59
August 2009	1.70	1.62

US dollars per €1.00 — Noon Buying Rates

	Period
Year ended December 31,	End	Average(1)	High	Low

2009	1.44	1.40	1.51	1.25
2008	1.41	1.47	1.60	1.24
2007	1.47	1.37	1.49	1.29
2006	1.32	1.26	1.33	1.18
2005	1.18	1.24	1.37	1.17

Month	High	Low

February 2010 (through February 17, 2010)	1.40	1.36
January 2010	1.45	1.39
December 2009	1.51	1.42
November 2009	1.51	1.47
October 2009	1.50	1.45
September 2009	1.48	1.42
August 2009	1.44	1.41

(1)	The average of the Noon Buying Rates on the last day of each month during the relevant period.

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

The demand for our products and services may be impacted by factors that are beyond our control, including macroeconomic, political and market conditions, the availability of short-term and long-term funding and capital and the level of volatility of interest rates, currency exchange rates and inflation. The United States and other major economies are currently undergoing a period of severe economic turbulence, and the future global economic environment may be less favourable than in recent years. Any one or more of these factors may contribute to reduced activity by our customers, may result in a reduction of demand for our products and services, and may adversely affect suppliers and third parties to whom we have outsourced business activities. Further disruption to global credit markets, which has significantly contributed to the recent economic turbulence described above, may have further disruptive consequences for global economic growth and customer demand.

We operate in a highly competitive environment that is subject to rapid change and we continue to invest and adapt to remain competitive.

Our businesses operate in highly competitive markets. These markets continue to change in response to technological innovations, changing legislation, regulatory changes, the entrance of competitors into certain product areas, and other factors. We cannot predict with certainty the changes that may occur and the effect of those changes on the competitiveness of our businesses. In particular, the means of delivering our products and services, and the products and services themselves, may be subject to rapid technological and other changes. We cannot predict whether technological innovations, changing legislation or other factors will, in the future, make some of our products wholly or partially obsolete or less profitable.

We cannot assure you that there will be continued demand for our products and services.

Our businesses are dependent on the continued acceptance by our customers of our products and services and the value placed on them. We cannot predict whether there will be changes in the future, either in the market demand or from the actions of competitors, which will affect the acceptability of products, services and prices to our customers.

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

Our businesses operate in over 200 locations worldwide and our earnings are subject to taxation in many differing jurisdictions and at differing rates. We seek to organise our affairs in a tax efficient manner, taking account of the jurisdictions in which we operate. Relevant authorities may amend tax laws that apply to Reed Elsevier businesses (for example as a result of changes in fiscal circumstances or priorities). Such amendments, or their application to Reed Elsevier businesses, may adversely affect our reported results.

Changes in regulation on information collection and use could adversely affect our revenues and our costs.

Legal regulation relating to internet communications, data protection, e-commerce, direct marketing, credit scoring and digital advertising and use of public records is becoming more prevalent. Existing and proposed legislation and regulations, including changes in the manner in which such legislation and regulations are interpreted by courts, in the United States, the European Union and other jurisdictions may impose limits on our collection and use of certain kinds of information about individuals and our ability to communicate such information effectively with our customers. For example, the background screening report businesses offered by LexisNexis Risk Solutions are governed by the US Fair Credit Reporting Act and analogous state laws requiring that consumers be provided the contents of background reports and allowed to have any inaccuracies in the reports corrected. It further provides for statutory penalties and attorney fees for non-compliance. We are unable to predict in what form laws and regulations will be adopted or modified or how they will be construed by the courts, or the extent to which any such laws or interpretation changes might adversely affect our business.

Changes in provision of third party information to us could adversely affect our businesses.

A number of our businesses rely extensively upon content and data from external sources to maintain our databases. Data is obtained from public records, governmental authorities, customers and other information companies, including competitors. In the case of public records, including social security number data which are obtained from public authorities, our access is governed by law. We also obtain the credit header data in our databases from consumer credit reporting agencies. The disruption or loss of data sources in the future, because of changes in the law or because data suppliers decide not to supply them, could adversely affect our business if we were unable to arrange for substitute sources in a timely manner or at all.

Our business, operations and reputation could be adversely affected by a failure to comply with FTC Settlement Orders.

Through our LexisNexis Risk Solutions business, we are party to a settlement with the US Federal Trade Commission (“FTC”) resolving an FTC investigation into its compliance with federal laws governing consumer information security and related issues, including certain fraudulent data access incidents. In matters related to such FTC investigation, we also entered into an Assurance of Voluntary Compliance and Discontinuance (“AVC”) with the Attorneys General of 43 states and the District of Columbia. On October 14, 2009, after an investigation by the FTC into an unauthorised data access incident that occurred in August 2008, a Supplemental Order was entered into. This Supplemental Order contains certain additional administrative and reporting obligations. The FTC Settlement Orders and AVC require LexisNexis Risk Solutions to institutionalise a number of information security, verification, credentialing, audit and compliance, and reporting and record retention practices and to obtain every two years for 20 years an assessment from a qualified, independent third-party professional to ensure that these information security programmes meet the standards of the FTC Settlement Orders. A failure to comply with the FTC Settlement Orders and AVC could lead to civil penalties and adversely affect our business, operations and reputation.

Breaches of our data security systems or other unauthorised access to our databases could adversely affect our business and operations.

Our businesses provide customers with access to database information such as caselaw, treatises, journals, and publications as well as other data. Our LexisNexis Risk Solutions business also provides authorised customers with access to public records and other information on US individuals made available in accordance with applicable privacy laws and regulations. There are persons who try to breach our data security systems or gain other unauthorised access to our databases in order to misappropriate such information for potentially fraudulent purposes and we have previously disclosed incidents of such unauthorised access. Because the techniques used by such persons change frequently, we may be unable to anticipate or protect against the threat of breaches of data security or other unauthorised access. Breaches of our data security systems or other unauthorised access to our databases could damage our reputation and expose us to a risk of loss or litigation and possible liability, as well as increase the likelihood of more extensive governmental regulation of these activities in a way that could adversely affect this aspect of our business.

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

The scientific, technical and medical (STM) primary publications of Elsevier, like those of most of our competitors, are published on a paid subscription basis. There has been debate in government, academic and library communities, which are the principal customers for our STM publications, regarding whether such publications should be free and funded instead through fees charged to authors and from governmental and other subsidies or made freely available after a period following publication. If these methods of STM publishing are widely adopted or mandated, it could adversely affect our revenue from our paid subscription publications.

A significant portion of our revenue is derived from advertising and exhibitions and spending by companies on advertising and other marketing activities has historically been cyclical.

Approximately 10% of our revenue in 2009 was derived from advertising and 10% from exhibitions. In Reed Business Information, 47% of revenue was derived from advertising in 2009. Total advertising revenues for our businesses in 2009 were £585 million compared with £737 million in the prior year.

Traditionally, spending by companies on advertising and other marketing activities has been cyclical with companies spending significantly less on advertising in times of economic slowdown or turbulence, as has been the case in 2009. In addition, there has been a structural shift of advertising and lead generation to Google and other search engines.

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

We embarked on substantial restructuring programmes to further consolidate and streamline operational activities and back office support, and which are expected to result in significant cost savings in future years. The programmes may take longer than planned, cost more than planned, and may cause disruption to our business. We cannot be certain that we will realise the anticipated savings in full.

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

As at December 31, 2009 goodwill on the combined statement of financial position amounted to £4,339 million and intangible assets with an indefinite life amounted to £356 million. We conduct an impairment test at least annually, which involves a comparison of the carrying value of goodwill and indefinite lived intangible assets by cash generating unit with estimated values in use based on latest management cash flow projections. The assumptions used in the estimation of value in use are, by their very nature, highly judgemental, and include profit growth of the business over a five year forecast period, the long term growth rate of the business thereafter, and related discount rates. There is no guarantee that our businesses will be able to achieve the forecasted results which have been included in the impairment tests and impairment charges may be required in future periods if we are unable to meet these assumptions.

Our borrowing costs and access to capital may be adversely affected if the credit rating assigned to our long term debt is downgraded.

As at March 18, 2010 the credit ratings assigned to our long term debt were Baa1 from Moody’s Investors Service, Inc., BBB+ from Standard & Poor’s Ratings Services (“S&P”) and A- from Fitch Ratings Ltd. Moody’s Investors Service, Inc. and Fitch Ratings Ltd had each assigned a negative outlook to its rating. Factors cited as a basis for the assignment of a negative outlook include the challenging macroeconomic environment and the level of our indebtedness as a consequence of our acquisition of ChoicePoint. If the ratings of our long term debt are downgraded in the future, our borrowing costs and access to capital may be adversely affected. A rating is based upon information furnished by us or obtained by the relevant rating agency from its own sources and is subject to revision, suspension or withdrawal by the rating agency at any time. Rating agencies may review the assigned ratings due to developments that are beyond our control.

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

Share placing

A share placing was announced by Reed Elsevier PLC and Reed Elsevier NV on July 30, 2009 for 109,198,190 and 63,030,989 new ordinary shares respectively, representing approximately 9.9% of each company’s issued share capital prior to the placing. The shares were fully subscribed at prices of 405p and €7.08 per share respectively, raising £435 million and €441 million respectively, net of issue costs. Correspondingly Reed Elsevier NV also issued 252,459 new R shares and transferred 135,179 existing R shares held in treasury to a subsidiary of Reed Elsevier PLC at a price of €73.00 per share for total proceeds of €29 million.

Material acquisitions and disposals

Total acquisition expenditure for continuing operations in the three years ended December 31, 2009 was £2,461 million, after taking into account borrowings and cash acquired. During 2009 a number of small acquisitions were made for a total consideration of £11 million. During 2008 a number of acquisitions were made for a total consideration of £2,131 million, the most significant of which was ChoicePoint, Inc. a leading provider of risk information and analytics, for £1,931 million in September. Goodwill and intangible assets acquired as part of the ChoicePoint acquisition were £1,162 million and £1,471 million respectively. During 2007 a number of acquisitions were made for a total consideration of £319 million, none of which were individually material and the most significant of which was the purchase of the Beilstein chemical compound database.

In February 2007 the sale of the Education division was announced, completing in separate transactions in May and December 2007 and January 2008 for total consideration of $4.95 billion. The post-tax gain on disposals for 2008 was £18 million (2007: £231 million).

Restructuring

In February 2008 we announced a major restructuring plan to further consolidate and streamline operational activities and back office support. In 2009, having identified further restructuring and consolidation opportunities, we announced an expansion of this programme and a major restructuring in RBI. We expect these restructuring costs to result in significant cost savings in future years. Restructuring costs incurred in 2009 were £182 million (2008: £152 million).

RBI US controlled circulation titles

In RBI US, the controlled circulation magazines and certain other print titles, accounting for approximately 47% of RBI US revenues in 2009, are being sold, restructured in anticipation of sale or closed.

Capital expenditure

Capital expenditure on property, plant, equipment and internally developed intangible assets principally relates to investment in systems infrastructure to support electronic publishing activities, computer equipment and office facilities. Total such capital expenditure, which is financed from operating cash flows, amounted to £242  million in 2009 (2008: £172 million; 2007: £145 million) for continuing operations of the combined businesses. Further information on capital expenditure is given in notes 17 and 19 to the combined financial statements.

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

BUSINESS OVERVIEW

We are one of the world’s leading providers of professional information solutions in the science, medical, legal, risk and business sectors. Our principal operations are in North America and Europe. For the year ended December 31, 2009 we had total revenue from continuing operations of approximately £6.1 billion and an average of approximately 33,300 employees. As at December 31, 2009 we had approximately 32,300 employees. In 2009, North America represented our largest single geographic market, based on revenue by destination, contributing 55% of our total revenue from continuing operations.

Our businesses provide products and services that are organised in four business divisions: Elsevier serves the science and medical sector; LexisNexis, the legal, insurance, and other professional sectors; Reed Exhibitions, the exhibitions and conferences sector; and Reed Business Information, the business information and trade magazines sector.

Revenue is derived principally from subscriptions, circulation and transactional sales, advertising sales and exhibition fees. In 2009, 45% of Reed Elsevier’s revenue from continuing operations was derived from subscriptions; 28% from circulation and transactional sales; 10% from advertising sales; 10% from exhibition fees; and 7% from other sources. An increasing proportion of revenue is derived from electronic information products, principally internet based, and in 2009, 59% of our revenue was derived from such sources, including 81% of LexisNexis revenue, 58% of Elsevier revenue, 2% of Reed Exhibitions revenue and 39% of Reed Business Information revenue.

Subscription sales are defined as revenue derived from the periodic distribution or update of a product or from the provision of access to online services, which is often prepaid. Circulation and transactional sales include all other revenue from the distribution of a product and transactional sales of online services, usually on cash or credit terms. The level of publishing related advertising sales and exhibition fees has historically been tied closely to the economic and business investment cycle with changes in the profit performance of advertisers, business confidence and other economic factors having a high correlation with changes in the size of the market. Subscription sales and circulation and transactional sales have tended to be more stable than advertising sales through economic cycles.

Revenue is recognised for the various categories as follows: subscriptions — on periodic despatch of subscribed product or rateably over the period of the subscription where performance is not measurable by despatch; circulation and transactional — on despatch or occurrence of the transaction; advertising — on publication or period of online display; and exhibitions — on occurrence of the exhibition. Where sales consist of two or more independent components whose value can be reliably measured, revenue is recognised on each component as it is completed by performance, based on attribution of relative value.

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

Our businesses compete for subscription, circulation and transaction, and marketing expenditures in scientific and medical, legal, risk and business sectors. The bases of competition include, for readers and users of the information, the quality and variety of the editorial content and data, the quality of the software to derive added value from the information, the timeliness and the price of the products and, for advertisers, the quality and the size of the audiences targeted.

	Revenue from continuing operations(1)
	Year ended December 31,
	2009		2008		2007
		(in millions, except percentages)

Elsevier	£1,985	33%	£1,700	32%	£1,507	33%
LexisNexis	2,557	42	1,940	36	1,594	35
Reed Exhibitions	638	11	707	13	577	12
Reed Business Information	891	14	987	19	906	20

Total	£6,071	100%	£5,334	100%	£4,584	100%

(1)	Following announcement in February 2007 of the planned sale of the Education division, the division is presented in the financial statements as a discontinued operation and is excluded from the above analysis.

ELSEVIER

	Year ended December 31,
	2009	2008	2007
	(in millions)

Revenue
Elsevier
Science & Technology	£985	£848	£774
Health Sciences	1,000	852	733

	£1,985	£1,700	£1,507

Elsevier is a provider of scientific and medical information and serves scientists, health professionals and students worldwide. Elsevier provides information and innovative workflow tools that enable customers to make critical decisions, enhance productivity and improve outcomes.

Elsevier is a global business headquartered in Amsterdam with principal operations in Amsterdam, Beijing, Boston, Chennai, Delhi, London, Madrid, Munich, Oxford, New York, Paris, Philadelphia, Rio de Janeiro, St. Louis, San Diego, Singapore and Tokyo. Elsevier has 6,800 employees.

Elsevier has two market facing businesses: Science & Technology serving the scientific community and Health Sciences serving the health community, both of which are supported by a global shared services organisation which provides integrated editorial systems and production services, product platforms and distribution, and other back office functions.

Science & Technology

Science & Technology is a global provider of scientific information. It delivers a wide array of information and workflow tools that generate valuable insights for researchers in the advancement of scientific discovery and improve the productivity of research. Its customers are scientists and professionals, academic libraries, corporations and governments, who rely on Elsevier: to provide high quality content; to promote, review, publish, disseminate, and preserve research findings; and to create innovative workflow tools to improve the efficiency of their endeavour.

The Science &Technology division contributed 50% of the total Elsevier revenue in 2009. Of this revenue, 79% came from journals (both print and electronic), 10% from books and the rest mainly from databases and software. Approximately 33% of Science & Technology revenue in 2009 was derived from North America, 35% from Europe and the remaining 32% from the rest of the world.

Science & Technology publishes over 200,000 new research articles each year through some 1,100 journals, many of which are the foremost publications in their field and a primary point of reference for new research. The vast majority of customers receive these journals through the flagship electronic research solution ScienceDirect. It is the world’s largest database of scientific and medical research, with 10 million scientific journal articles, accessed by over 11 million researchers each year.

Science & Technology also publishes over 900 new book titles annually, as well as secondary material in the form of supporting bibliographic data, indexes and abstracts, and tertiary information through review and reference works. 10,000 e-book titles are in ScienceDirect, with over 400 e-books added each year.

Science & Technology’s other flagship electronic solutions include Scopus and the recently launched Reaxys and SciVal Spotlight services. Scopus is the largest abstract and citation database of research literature in the world, with the abstracts and bibliographic information of more than 40 million scientific research articles from 17,000 peer reviewed journals and over 5,000 publishers. Scopus also has data on more than 23 million patents. Reaxys is a new solution for synthetic chemists, based on Elsevier’s prestigious CrossFire Database suite, which integrates chemical reaction and compound data searching with synthesis planning. The SciVal suite of research tools enables individual researchers and institutional leadership to determine and evaluate their research strategies more effectively.

Health Sciences

Health Sciences is a medical publisher, serving health professionals, including medical researchers, doctors, nurses, allied health professionals and students, as well as hospitals, research institutions, managed healthcare organisations, pharmaceutical companies and insurers. Through its medical journals, books, major reference works, databases and online information solutions, Health Sciences provides critical information and analysis on which its customers rely to base their decisions, to improve medical outcomes and enhance the efficiency of healthcare.

Health Sciences contributed approximately 50% of the total Elsevier revenue in 2009. Of this revenue, 39% came from journals and related activities, 42% from books and related activities (including databases and analytical tools), both delivered in print and electronic form, and the remainder mainly from pharmaceutical communication businesses. Approximately 53% of

Health Sciences revenue by destination in 2009 was derived from North America, 29% from Europe and the remaining 18% from the rest of the world.

Health Sciences publishes over 700 journals, including on behalf of learned societies, and, in 2009, over 1,700 new book titles and clinical reference works both in print and through ScienceDirect and other electronic platforms such as MDConsult, which is an online clinical information service with more than 2,200 institutional customers and over 12 million page views per month. Flagship titles include medical journals such as The Lancet, and major medical reference works such as Gray’s Anatomy, Nelson’s Pediatrics and Netter’s Atlas of Human Anatomy. In addition to its local language publishing in countries across the world, Health Sciences leverages its strong brands and international content and solutions into new markets through local language versioning. The business also provides marketing services to the pharmaceutical industry through advertising and sponsored communications to the specialist communities it serves.

Health Sciences also provides medical education and training resources, particularly in the nursing and allied health professions. From core textbooks to virtual clinical patient care, Health Sciences supports students, teaching faculties and healthcare organisations in education and practice. A strong focus is on the further development of innovative electronic resources: the Evolve portal provides a rich resource to support faculty and students and now has 1.8 million registered users; Health Education Systems Inc provides online review and testing tools for nursing and allied health staff; the recently launched Pageburst digital content delivery platform delivers book content online with powerful search, multimedia, and collaboration functions.

A fast growing area of the business is clinical decision support, providing online information and analytics to deliver patient-specific solutions at the point of care to improve patient outcomes. Gold Standard provides critical information on drug interactions to assist effective treatment; CPM Resource Center provides a data driven framework to support nurses in undertaking procedures; Nursing Consult provides nursing care guidelines in trauma and disease management; MEDai uses patient data and analytics to help identify areas for improvement in clinical practice within hospitals and lower costs for the payers of healthcare through preventative interventions.

Shared services

The shared service functions provide book, journal, database and multi-media production, information technology, customer service, fulfilment and distribution for both the Science & Technology and Health Sciences divisions.

Much of the pre-press production for journals and books is outsourced. Electronic production systems manage the journal and book production processes from submission to delivery of the content in whichever format the customer requires, via ScienceDirect, MDConsult, learned society websites, other online portals, on CD or in print.

Market Opportunities

Growth in the scientific information market is driven by increases in R&D spend reflected in the growing number of researchers worldwide and research output, and the demand for improved research efficiency.

In healthcare, market growth is supported by favourable demographic trends, with ageing populations requiring more healthcare and rising prosperity in developing economies increasing expectations of better healthcare provision. The healthcare professions are growing and information intensity is increasing as payers and providers of healthcare look to improve medical outcomes and cost efficiency.

Strategic Priorities

Elsevier’s strategic goal is to make valued contributions to the communities it serves by providing actionable data through information and tools that advance scientific discovery and improve medical outcomes. To achieve this, Elsevier is focused on: building world class content; developing workflow tools that link, analyse and illuminate content and data to help customers to make and execute critical decisions and improve their productivity; enhancing customer service and engagement to better fulfil the needs of the scientific and health communities; expanding penetration of high growth markets; and improving organisational efficiency.

In Science & Technology, the priorities are to continue to enhance the quality of journal and book content and expand data sets whilst adding greater functionality and utility to ScienceDirect and other database services. New workflow tools are being introduced to assist researcher productivity together with new performance and planning tools to improve research efficiency and economic outcomes.

In Health Sciences, priorities are similar, particularly with regard to medical research. Additionally, Elsevier is building out clinical decision support services to meet the demand for tools to help deliver better medical outcomes and lower costs for payers, physicians and hospitals. Elsevier is also focused on increasing its penetration in emerging markets through expansion of local publishing and versioning of content and digital services.

Major brands

Elsevier’s major brands include: ScienceDirect, the world’s largest database of scientific and medical research articles; Scopus, the world’s largest scientific abstract and citation database; Cell, a premier life sciences journal in cell biology; Reaxys, a web-based chemical reaction workflow solution for industrial chemists; SciVal, a suite of funding intelligence and research performance tools for academic institutions; The Lancet, one of the world’s leading medical journals since 1823; MDConsult, an online chemical information service, including reference works, journals and drug information; Mosby’s Nursing Consult, online evidence-based content to inform nursing clinical decisions at the point of care; Evolve, integrated, online resources that complement Elsevier’s nursing textbook content; and MEDai, a clinical decision support tool to identify areas for improvement in medical practice.

Distribution Channels and Competition

Elsevier’s science journals are generally sold to libraries on a paid subscription basis. Medical and healthcare journals are generally sold to libraries on a paid subscription basis or sold to individual practitioners and medical society members. Electronic products, such as ScienceDirect, are generally sold directly to institutional libraries, hospitals, corporations and end users through a dedicated sales force that has offices around the world. Subscription agents facilitate the administrative process for print journals. Books are sold through traditional and online book stores, wholesalers and, particularly in medical and healthcare markets, directly to end users.

Competition within the science and medical publishing fields is generally on a title by title and product by product basis. Competing journals, books and databases are typically published by learned societies and other professional publishers.

LEXISNEXIS

	Year ended December 31,
	2009	2008	2007
	(in millions)

Revenue
LexisNexis
US Legal	£1,126	£1,017	£904
International	566	545	481
Risk Solutions	865	378	209

	£2,557	£1,940	£1,594

LexisNexis is a provider of authoritative content and information solutions for the legal and risk markets. Serving customers in more than 100 countries, LexisNexis provides resources and services that inform decisions and increase productivity of professionals in the legal, risk management, corporate, government, law enforcement, accounting and academic markets.

LexisNexis is a global business headquartered in New York with its principal operations in Georgia, Ohio, New Jersey and New York in the US, and in the UK, France, Canada, South Africa and Asia Pacific. LexisNexis has 15,200 employees worldwide.

LexisNexis has three market facing businesses: US Legal, serving the US legal, government, corporate and academic markets; LexisNexis Europe, Middle East and Africa and LexisNexis Asia (together reported as LexisNexis International), serving the legal and business communities elsewhere in the world; and Risk Solutions, serving the US risk management market, helping businesses and professionals to verify identity, assess risk and prevent fraud, and supporting law enforcement and homeland security. These are supported by shared services organisations providing platform development and distribution services and back office functions.

LexisNexis US Legal

The US Legal business of LexisNexis is a provider of legal and business information and analysis to law firms, corporations and government throughout the US. Principally delivered through electronic services and innovative workflow tools developed through close collaboration with customers, solutions from LexisNexis help US legal and business professionals make better informed decisions in the practice of law and in managing their businesses.

In 2009, approximately 72% of US Legal’s revenue came from subscription sales, including online services, 13% from transactional sales, including online services, 6% from advertising, including directory listings and the remaining 9% from other sources.

The LexisNexis flagship product for legal research is Lexis.com, which provides federal and state statutes and case law, together with analysis and expert commentaries from sources such as Matthew Bender and Michie and the leading citation service Shepard’s, which advises on the continuing relevance of case law precedents. Through its suite of litigation services, LexisNexis additionally provides lawyers with tools for electronic discovery, evidence management, case analysis, court docket tracking, e-filing, expert witness identification and legal document preparation. LexisNexis US Legal also partners with law schools to provide free services to law school students as part of their training. In the business of law, LexisNexis provides law firms with practice management solutions, including time and billing systems, case management, cost recovery and document management services. LexisNexis assists law firms in their client development through Martindale-Hubbell at Martindale.com, showcasing the qualifications and credentials of more than one million lawyers and law firms in the US and internationally, and the Martindale-Hubbell Connected professional network, the largest online community specifically for legal professionals. Additionally LexisNexis provides law firms with website development, search engine optimisation and other web marketing services, including lead generation through Lawyers.com, business intelligence and customer relationship management tools.

LexisNexis also provides its legal and information services to US government, corporate and academic customers, including news and business information and public records. In addition to research and litigation services, capabilities for these customers include specialist products for corporate counsel focused on regulatory compliance, intellectual property management, and management of external counsel.

Lexis.com provides customers with access to 20 billion searchable documents from more than 45,000 legal, news and business sources.

LexisNexis International

Outside the United States, LexisNexis International serves legal, corporate, government and academic markets in Europe, Canada, Africa and Asia Pacific with local and international legal, tax, regulatory and business information.

In 2009, approximately 70% of LexisNexis International’s revenue was derived from subscriptions, 19% from circulation sales, 1% from advertising and 10% from other sources. In the same year, approximately 34% of revenue came from the UK, 34% from Continental Europe and 32% from the rest of the world. The most significant businesses are in the UK and France.

LexisNexis UK’s extensive portfolio of publications includes Halsbury’s Laws of England, Simon’s Taxes and Butterworths Company Law Service delivered through lexisnexis.co.uk and in print. Its other flagship electronic products include Lexis® Legal Intelligence, an authoritative resource on legal practice for lawyers, and media monitoring and reputation management tools for the corporate market such as the NexisDirect research tool and LexisNexis Bridger Insight for effective risk monitoring and compliance. LexisNexis in France is a provider of information to lawyers, notaries and courts with JurisClasseur and La Semaine Juridique being the principal publications delivered through lexisnexis.fr and in print. Penetration of online information services is growing, now accounting for over 50% of LexisNexis International revenues, and workflow tools are being developed and introduced behind this.

LexisNexis Risk Solutions

LexisNexis Risk Solutions assists customers in managing risk through identity verification, risk evaluation, fraud detection and prevention, debt collection and employment-related screening.

In 2009, approximately 83% of Risk Solution’s revenue came from circulation and transactional sales, including online services, 13% from subscription sales, including online services and the remaining 4% from other sources.

The Insurance Solutions group provides data, analytics, software and business information services to property and casualty (P&C) personal and commercial insurance carriers in the US to improve critical aspects of the insurance carrier’s business, from customer acquisition and underwriting to policy servicing, claims handling and performance management. Information solutions, including the US’s most comprehensive personal loss history database C.L.U.E., help insurers assess risks in the underwriting process to ensure that their customers receive appropriate policy pricing. In October 2009, LexisNexis launched an insurance exchange directed at improving the efficiency and transparency of the independent agent-based distribution system with enhanced access to key market information and analytics.

The Screening Solutions group focuses on employment-related, resident and volunteer screening; and Receivables Management Solutions help more than 100,000 debt recovery professionals in the management and collection of consumer and business debt.

The Financial Services group helps financial institutions with risk management, identity verification, business credentialing, and regulatory compliance. LexisNexis Advanced Government Solutions (AGS) provides identity, authentication and location solutions to help solve cases and locate people, assets and businesses. In addition, AGS solutions help mitigate risks through identify fraud, waste and abuse in government programmes. LexisNexis Accurint is the flagship public records product, powered by the High Performance Cluster Computing (HPCC) technology.

Market Opportunities

Longer term growth in legal and regulatory markets worldwide is driven by an increasing level of legislation, regulation, regulatory complexity and litigation, and an increasing number of lawyers. Additional market opportunities are presented by the increasing demand for online information solutions and tools that improve the productivity of research and business performance. In risk management markets, growth is driven by systemic growth in insurance transactions, healthcare and insurance fraud, regulatory compliance requirements surrounding customer enrolment, and security considerations.

Strategic Priorities

LexisNexis’ strategic goal is to be the leading provider of productivity enhancing information and information-based workflow solutions in its markets. To achieve this, LexisNexis is focused on: building world class content; developing next generation product platforms, tools and infrastructure to deliver best-in-class research outcomes for legal and business professionals with greater speed and efficiency; building client development and practice management tools enabling customers to be more successful in their markets; expanding the range of risk management products, leveraging the powerful HPCC technology in delivering better outcomes; international expansion of online products and solutions and increasing LexisNexis’ presence in emerging markets; and improving organisational efficiency.

In US Legal focus is on the continuing development of the next generation of legal research and practice solutions and a major upgrade in back office infrastructure and customer service and support platforms to provide an integrated and superior customer experience across US legal research, litigation services, practice management and client development products. Progressive product introductions over the next few years will combine advanced technology with enriched content and sophisticated analytics and applications to enable LexisNexis’ customers to make better legal decisions and drive better outcomes for their organisations and clients. A further priority is to complete the transformation of the client development business from a legal directory business into a web marketing services company.

In LexisNexis International the focus is on increasing the penetration of online services and developing further high quality actionable content and workflow tools.

In Risk Solutions the priority is the further integration of the ChoicePoint businesses acquired in September 2008, continued development of the insurance product pipeline and in technology and content, and growth in market expansion including internationally.

Major brands

LexisNexis’ major brands include: lexis.com, legal, news and public records content for legal professionals; Matthew Bender, critical legal analysis, checklists, forms, and practice guides authored by industry experts covering 50 major practice areas; lawyers.com, website for consumers seeking legal information and counsel; Martindale-Hubbell, resource of information about and community for the legal profession; CaseMap, software allowing litigators to assess and analyse case information; Juris Classeur, an authoritative legal resource in France; Lexis® Legal Intelligence, authoritative products and services enabling UK lawyers to find legal guidance, information and training; C.L.U.E., a comprehensive US personal insurance claims database; and Accurint, suite of online tools, built on HPCC technology, accessing billions of public records to identify assets and locate individuals.

Distribution Channels and Competition

LexisNexis US Legal and International products are generally sold directly to law firms and to corporate, government and academic customers on a paid subscription basis. Risk Solutions products are predominantly sold on a transactional basis directly to insurance carriers, and other corporations and to government.

Principal competitors for LexisNexis in US legal markets are West (Thomson Reuters) and Bloomberg and Factiva (News Corporation) in news and business information. Major international competitors include Thomson Reuters, Wolters Kluwer and Factiva. Risk Solutions competitors include Verisk in the insurance market and Thomson Reuters and First Data Corporation in public records.

REED EXHIBITIONS

	Year ended December 31,
	2009	2008	2007
	(in millions)

Revenue	£638	£707	£577

Reed Exhibitions is the world’s leading events business, with over 450 events in 36 countries in the Americas, Europe, the Middle East and Asia Pacific. The portfolio of exhibitions and conferences serves 44 industry sectors. In 2009 Reed Exhibitions brought together over six million event participants from around the world, generating billions of dollars in business for its customers.

Reed Exhibitions is a global business headquartered in London, with principal offices in London, Paris, Norwalk Connecticut, Abu Dhabi, Beijing, Tokyo, Sydney and São Paolo. Reed Exhibitions has 2,500 employees worldwide.

Over 70% of Reed Exhibitions’ revenue is derived from exhibitor participation fees, with the balance primarily comprising of conference fees, advertising in exhibition guides, sponsorship fees and admission charges. In 2009, approximately 21% of Reed Exhibitions’ revenue came from North America, 47% from Continental Europe, 7% from the United Kingdom and the remaining 25% from the rest of the world.

Reed Exhibitions organises market-leading events that are relevant to industry needs, where participants from around the world come together to do business, network and learn. Its exhibitions and conferences encompass a wide range of sectors, including: broadcasting, TV, music & entertainment; building & construction; electronics & electrical engineering; energy, oil & gas; engineering, manufacturing & processing; gifts; interior design; IT & telecoms; jewellery; life sciences & pharmaceuticals; marketing; property & real estate; sports & recreation; travel.

Well represented in the developed world, increasingly Reed Exhibitions is investing in the developing economies of China, Brazil, the United Arab Emirates and Russia.

Market Opportunities

Growth in the exhibitions market is correlated to business to business marketing spend, historically driven by levels of corporate profitability, which itself has followed overall growth in GDP, and business investment. Emerging markets and growth industries provide additional opportunities. As some events are held other than annually, growth in any one year is affected by the cycle of non-annual exhibitions.

Strategic Priorities

Reed Exhibitions’ strategic goal is to provide market leading events in growth sectors that enable businesses to target and reach new customers quickly and cost effectively and to provide a platform for industry participants to do business, network and learn.

In the shorter term the priority is maintaining high quality events whilst aggressively managing the cost base during the economic downturn. For the longer term, Reed Exhibitions’ priorities are focused on: developing the portfolio through a combination of new launches, strategic partnerships and acquisitions in emerging markets and high growth sectors; and developing websites and online tools to enhance the exhibition experience and add to customer return on investment in event participation.

Major brands

Reed Exhibitions’ major brands include: Mipcom, a leading entertainment market; World Travel Market, a global event for the travel market; Brasil Offshore, an international offshore oil and gas trade show; Batimat, a leading construction exhibition; JCK Las Vegas, a North American jewellery industry trade event; World Future Energy Summit, a platform for sustainable future energy solutions; Nepcon China, one of the largest and longest standing SMT trade events in China; In-cosmetics, an international exhibition for personal care ingredients; PSI, an international network of the promotional product industry; and Pollutec, an international exhibition of environmental equipment technology and services.

Distribution Channels and Competition

The substantial majority of Reed Exhibitions revenues are from sales of exhibition space. These, together with ancillary services, sponsorship fees and paid delegate participation are sold directly or through local agents where applicable.

Reed Exhibitions is the market leader in a fragmented industry, holding less than a 10% global market share. Other international exhibition organisers include UBM, DMG World Media (DMGT), Nielsen Business Media, Informa IIR and Messe Frankfurt. Competition also comes from industry trade associations and convention centre and exhibition hall owners.

REED BUSINESS INFORMATION

	Year ended December 31,
	2009	2008	2007
	(in millions)

Revenue
RBI UK	£263	£306	£294
RBI US	246	288	278
RBI NL	198	202	181
RBI International	184	191	153

	£891	£987	£906

Reed Business Information (RBI) provides data services, information and marketing solutions to business professionals in the US, the UK, Continental Europe and Australia. It produces industry critical data services and lead generation tools and over 200 online community and job sites. It publishes over 200 premier business magazines with market leading positions in many sectors.

RBI is a global business headquartered in London, with principal operations in London and Sutton in the UK, Amsterdam and Doetinchem in the Netherlands, New York, Los Angeles and Norcross, Georgia in the US as well as Paris, Milan, Bilbao and Sydney. RBI has 6,900 employees worldwide. Approximately 32% of RBI revenue in 2009 came from North America, 19%, from the United Kingdom, 40% from Continental Europe and 9% from the rest of the world.

Online, RBI’s market-leading products include ICIS, a global information and pricing service for the petrochemicals sector; Bankers Almanac, a leading provider of reference data on the banking industry; Reed Construction Data, a provider of online construction data to the North American construction industry; totaljobs.com, a major UK online recruitment site; and Hotfrog, a global online business directory. Premier publishing brands include Variety in the US, New Scientist in the UK and Elsevier in the Netherlands.

Business-to-business magazines, online lead generation services and community websites provide an effective marketing channel for advertisers to reach target audiences and industry professionals to access valued information. RBI’s leading online data services enable users to enhance productivity through quicker and easier access to insightful and comprehensive industry information.

Market Opportunities

Business-to-business marketing spend has historically been driven by levels of corporate profitability, which itself has followed GDP growth, and business investment. Additionally, growing need for authoritative industry data and information is driving demand for online subscription data services and providing new opportunities.

Strategic Priorities

RBI’s strategic goal is to be the first choice of business professionals for information and decision support in its individual markets, and for business marketing services. Its areas of strategic focus are: developing the data services businesses; restructuring the business magazines and advertising driven portfolio, to develop online services in key markets and support print franchises through brand extensions and redesign; and to realign the cost base to reduced revenue expectations and drive further organisational effectiveness. An immediate priority is to complete the divestiture of the US controlled circulation titles.

Major brands

Reed Business Information’s major brands include: ICIS, a global provider of news and pricing data to the chemical and oil industries; Bankers Almanac, a provider of reference data on the banking industry; XpertHR, an HR legal compliance and good practice toolkit in the UK; Reed Construction Data, construction data, building product information, cost data, market analysis and advertising channels to construction industry professionals; totaljobs.com, a commercial recruitment website in the UK; Variety, the premier source of entertainment business news and analysis since 1905; Elsevier, a news and opinion magazine in the Netherlands; New Scientist, a leading scientific and technical current affairs weekly; and Hotfrog, a leading online user generated business directory with versions in 32 countries.

Distribution Channels and Competition

In 2009, 47% of RBI’s revenue came from print and online advertising and lead generation, 17% from data services and 36% from other subscription and user services. Data services are typically sold directly on a subscription or transactional basis. Business magazines are distributed on a paid or controlled circulation basis. Advertising and lead generation revenues are sold directly or through agents.

RBI’s titles compete with a number of publishers on a title by title basis, including: UBM, McGraw Hill and Penton in the US; Eden and UBM in the UK; and Wolters Kluwer in the Netherlands. RBI competes for online advertising with other business-to-business websites as well as Monster, Google and other search engines.

ELSEVIER REED FINANCE BV

Elsevier Reed Finance BV, the Dutch parent company of the Elsevier Reed Finance BV group (“ERF”), is directly owned by Reed Elsevier PLC and Reed Elsevier NV. ERF provides treasury, finance, intellectual property and reinsurance services to the Reed Elsevier Group plc businesses through its subsidiaries in Switzerland: Elsevier Finance SA (“EFSA”), Elsevier Properties SA (“EPSA”) and Elsevier Risks SA (“ERSA”). These three Swiss companies are organised under one Swiss holding company, which is in turn owned by Elsevier Reed Finance BV.

EFSA is the principal treasury centre for the Reed Elsevier combined businesses. It is responsible for all aspects of treasury advice and support for Reed Elsevier Group plc’s businesses operating in Continental Europe, Latin America, the Pacific Rim, India, China and certain other territories, and undertakes foreign exchange and derivatives dealing services for the whole of

Reed Elsevier. EFSA also arranges or directly provides Reed Elsevier Group plc businesses with financing for acquisitions, product development and other general requirements and manages cash pools, investments and debt programmes on their behalf.

EPSA actively manages intellectual property assets including trademarks such as The Lancet and databases such as Reaxys. In 2009 it continued to acquire further assets such as the rights to PharmaPendium and the Patent Chemistry database. EPSA professionals constitute a centre of excellence in the management and development of intellectual property assets.

ERSA is responsible for reinsurance activities for Reed Elsevier.

In 2009, EFSA issued €650 million of term debt and the proceeds were used to refinance ChoicePoint acquisition facility loans. In addition, EFSA advised Reed Elsevier (Investments) plc on its £300 million Sterling bond issue and renegotiated several term financing agreements. EFSA negotiated and advised Reed Elsevier Group plc companies on a number of banking and cash management arrangements in Continental Europe and Asia and continued to advise on treasury matters, including interest and foreign currency exposures.

The average balance of cash under management by EFSA in 2009, on behalf of Reed Elsevier Group plc and its parent companies, was approximately $0.4 billion (2008: $0.5 billion).

At December 31, 2009, 92% (2008: 91%) of ERF’s gross assets were held in US dollars and 7% (2008: 8%) in euros, including $10.0 billion (2008: $10.6 billion) and €0.6 billion (2008: €0.6 billion) in loans to Reed Elsevier Group plc subsidiaries. Loans made to Reed Elsevier Group plc businesses are funded from equity, long term debt of $2.2 billion and short term debt of $0.7 billion backed by committed bank facilities. Sources of long term debt include Swiss domestic public bonds, bilateral term loans, private placements and syndicated bank facilities. Short term debt is primarily derived from euro and US commercial paper programmes.

ORGANISATIONAL STRUCTURE

A description of the corporate structure is included under “— History and Development” on page 11. A list of significant subsidiaries, associates, joint ventures and business units is included as an exhibit, see “Item 19: Exhibits” on page S-1.

PROPERTY, PLANTS AND EQUIPMENT

We own or lease over 300 properties around the world, the majority of leased space being in the United States. The table below identifies the principal owned and leased properties which we use in our business.

			Floor space
Location	Business segment(s)	Principal use(s)	(square feet)

Owned properties
Alpharetta, Georgia	LexisNexis	Office and data centre	406,000
Miamisburg, Ohio	LexisNexis	Office	403,638
Linn, Missouri	Elsevier	Warehouse	236,105
Albany, New York	LexisNexis	Office	194,780
Oak Brook, Illinois	Reed Business Information and LexisNexis	Office	181,659
Colorado Springs, Colorado	LexisNexis	Office	181,197
Binghamton, New York	LexisNexis	Office and warehouse	162,000

Leased properties
New York, New York	Reed Business Information and Elsevier	Office	451,800
Amsterdam, Netherlands	Reed Business Information and Elsevier	Office	426,036
Miamisburg, Ohio	LexisNexis and Elsevier	Office and data centre	213,802
Sutton, England	Reed Business Information	Office	191,960

All of the above properties are substantially occupied by Reed Elsevier businesses with the exception of the New York, New York leased facility where Reed Elsevier occupies 167,500 square feet.

None of the real property owned or leased by Reed Elsevier which is considered material to Reed Elsevier taken as a whole is presently subject to liabilities relating to environmental regulations.

ITEM 5: OPERATING AND FINANCIAL REVIEW AND PROSPECTS

OPERATING RESULTS — REED ELSEVIER

The following discussion is based on the combined financial statements of Reed Elsevier for the three years ended December 31, 2009 which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The following discussion should be read in conjunction with, and is qualified by reference to, the combined financial statements.

Reed Elsevier derives its revenue principally from subscriptions, circulation and transactional sales, advertising sales and exhibition fees.

Revenue by source for continuing operations(1)
Year ended December 31,

	2009		2008		2007
	(in millions, except percentages)

Subscriptions	£2,711	45%	£2,381	45%	£2,079	46%
Circulation/transactions	1,708	28	1,142	21	916	20
Advertising	585	10	737	14	699	15
Exhibitions	626	10	702	13	569	12
Other	441	7	372	7	321	7

Total	£6,071	100%	£5,334	100%	£4,584	100%

Revenue by geographic market for continuing operations(1)
Year ended December 31,

	2009		2008		2007
	(in millions, except percentages)

North America	£3,310	55%	£2,624	49%	£2,233	49%
United Kingdom	513	8	580	11	603	13
The Netherlands	243	4	234	4	206	4
Rest of Europe	1,132	19	1,136	22	897	20
Rest of world	873	14	760	14	645	14

Total	£6,071	100%	£5,334	100%	£4,584	100%

(1)	Following announcement in February 2007 of the planned sale of the Education division, the division is presented as a discontinued operation and is excluded from the above analysis.

The cost profile of individual businesses within Reed Elsevier varies widely and costs are controlled on an individual business unit basis. The most significant cost item for Reed Elsevier as a whole is staff costs, which in 2009 for continuing operations represented 39% of Reed Elsevier’s total cost of sales and operating expenses before amortisation and impairment of acquired intangible assets and goodwill (2008: 40%; 2007: 41%).

The following tables show revenue, operating profit and adjusted operating profit for each of Reed Elsevier’s continuing business segments in each of the three years ended December 31, 2009 together with the percentage change in 2009 and 2008 at both actual and constant exchange rates. Adjusted operating profit is a measure included on the basis that it is a key financial measure used by management to evaluate performance and allocate resources to the business segments, as reported under IFRS 8: Operating Segments in note 3 to the combined financial statements. Adjusted operating profit represents operating profit before amortisation and impairment of acquired intangible assets and goodwill, exceptional restructuring and acquisition related costs, and is grossed up to exclude the equity share of taxes in joint ventures. Exceptional restructuring costs principally relate to the major restructuring programmes announced in February 2008 and 2009. Exceptional restructuring costs principally comprise severance, outsourcing migration and associated property costs. A reconciliation of operating profit to adjusted operating profit is included below.

	Revenue from continuing operations(5)
	Year ended December 31,
	2009		2008		% change		2007		% change
					actual	constant			actual	constant
					rates	rates(1)			rates	rates(2)
	(in millions, except percentages)

Elsevier	£1,985	33%	£1,700	32%	+17%	+4%	£1,507	33%	+13%	+4%
LexisNexis	2,557	42	1,940	36	+32	+14	1,594	35	+22	+13
Reed Exhibitions	638	11	707	13	-10	-21	577	12	+23	+9
Reed Business Information	891	14	987	19	-10	-18	906	20	+9	+1

Total	£6,071	100%	£5,334	100%	+14%	0%	£4,584	100%	+16%	+7%

	Operating Profit from continuing operations(5)
	Year ended December 31,
	2009		2008		% change		2007		% change
					actual	constant			actual	constant
					rates	rates(1)			rates	rates(2)
	(in millions, except percentages)

Elsevier	£563	69%	£443	49%	+27%	+14%	£410	46%	+8%	+2%
LexisNexis	337	41	291	32	+16	+2	287	32	+1	-5
Reed Exhibitions	79	10	123	13	-36	-46	106	12	+16	-1
Reed Business Information	(163)	(20)	55	6	-397	-355	91	10	-40	-45

Subtotal	£816	100%	£912	100%			£894	100%
Corporate costs	(35)		(50)				(45)
Unallocated net pension credit(4)	6		39				39

Total	£787		£901		-13%	-22%	£888		+2%	-6%

	Adjusted Operating Profit from continuing operations(3)(5)
	Year ended December 31,
	2009		2008		% change		2007		% change
					actual	constant			actual	constant
					rates	rates(1)			rates	rates(2)
	(in millions, except percentages)

Elsevier	£693	43%	£568	41%	+22%	+9%	£477	42%	+19%	+11%
LexisNexis	665	42	513	37	+30	+13	406	35	+26	+18
Reed Exhibitions	152	10	183	13	-17	-28	139	12	+32	+14
Reed Business Information	89	5	126	9	-29	-35	121	11	+4	-4

Subtotal	£1,599	100%	£1,390	100%			£1,143	100%
Corporate costs	(35)		(50)				(45)
Unallocated net pension credit(4)	6		39				39

Total	£1,570		£1,379		+14%	+1%	£1,137		+21%	+12%

Adjusted operating profit for Reed Elsevier is a non-GAAP measure included on the basis that it is a key financial measure used by management to evaluate performance, and is derived from operating profit as follows:

	2009	2008	2007
	(in millions)

Operating profit — continuing operations	£787	£901	£888
Adjustments:
Amortisation of acquired intangible assets	368	281	221
Impairment of acquired intangible assets and goodwill	177	9	—
Exceptional restructuring costs	182	152	—
Acquisition related costs	48	27	20
Reclassification of tax in joint ventures	8	9	8

Adjusted operating profit from continuing operations	£1,570	£1,379	£1,137

(1)	Represents percentage change in 2009 over 2008 at constant rates of exchange, which have been calculated using the average and hedge exchange rates for the 2008 financial year. These rates were used in the preparation of the 2008 combined financial statements.

(2)	Represents percentage change in 2008 over 2007 at constant rates of exchange, which have been calculated using the average and hedge exchange rates for the 2007 financial year. These rates were used in the preparation of the 2007 combined financial statements.

(3)	Adjusted operating profit represents operating profit before the amortisation and impairment of acquired intangible assets and goodwill, exceptional restructuring and acquisition related costs, and is grossed up to exclude the equity share of taxes in joint ventures, and is reconciled to operating profit above.

(4)	The unallocated net pension credit of £6 million (2008: £39 million; 2007: £39 million) comprises the expected return on pension scheme assets of £189 million (2008: £219 million; 2007: £196 million) less interest on pension scheme liabilities of £183 million (2008: £180 million; 2007: £157 million).

(5)	Following announcement in February 2007 of the planned sale of the Education division, the division is presented as a discontinued operation and is excluded from the above analysis.

In the commentary below, percentage movements are at actual exchange rates unless otherwise stated. Percentage movements at constant exchange rates are calculated using the average and hedge exchange rates for the previous financial year. Percentage movements at both actual rates and constant rates are shown in tables on page 23. The effect of currency movements on the 2009 results is further described separately below (see “— Effect of Currency Translation” on pages 32). References to operating profit relate to operating profit including joint ventures. References to underlying performance are calculated to exclude the effects of acquisitions and disposals in the current and prior year and the impact of currency. Adjusted operating margin and underlying growth are defined in the glossary on pages F-84 and F-85.

Results of Operations for the Year Ended December 31, 2009
Compared to the Year Ended December 31, 2008

General — continuing operations

Revenue increased by 14% to £6,071 million including a full year contribution from the ChoicePoint business acquired in September 2008. At constant exchange rates, revenue was flat compared with 2008, or 6% lower excluding acquisitions and disposals.

Operating profits of £787 million were down 13%, or down 22% at constant exchange rates, compared with £901 million in 2008. Operating profit is stated after amortisation of acquired intangible assets of £368 million (2008: £281 million), impairment of acquired intangible assets and goodwill of £177 million (2008: £9 million), exceptional restructuring costs in respect of a restructuring programme announced in February 2008 and 2009 of £182 million (2008: £152 million), acquisition related costs principally relating to the integration of ChoicePoint into LexisNexis of £48 million (2008: £27 million) and includes tax charges in respect of joint ventures of £8 million (2008: £9 million). Excluding these items, operating profits would have been up 14% at £1,570 million (2008: £1,379 million), or up 1% at constant exchange rates, and down 9% on an underlying basis. The decrease in operating profit principally reflects intangible asset and goodwill impairment charges relating to RBI and increased restructuring and acquisition integration spend, partly offset by currency translation effects.

Operating margin, including amortisation and impairment of acquired intangible assets and goodwill, exceptional restructuring and acquisition related costs, was 13.0% (2008: 16.9%). Excluding amortisation and impairment of acquired intangible assets and goodwill, exceptional restructuring and acquisition related costs, and the equity share of taxes in joint ventures, the margin would have been 25.9%, the same as compared to 2008. An underlying decline in adjusted operating margin of 0.8 percentage points was largely offset by the growth in profitability and margin in ChoicePoint.

The amortisation charge for acquired intangible assets, including the share of amortisation for joint ventures, of £368 million was up £87 million on the prior year principally as a result of ChoicePoint and other 2008 acquisitions, and currency translation effects.

The impairment charge for acquired intangible assets and goodwill of £177 million (2008: £9 million) principally relate to RBI and certain minor exhibitions businesses.

Net finance costs, at £291 million, were £99 million higher than in the prior year reflecting a full year’s funding of the ChoicePoint acquisition and currency translation effects, less the benefit of the July 2009 share placing and cash flow.

Profit before tax was £435 million, compared with £617 million in 2008, a decrease of 29%. The decrease in profit before tax reflects the decreased operating profits and higher net finance costs.

The tax charge of £40 million compares with £155 million in the prior year, a decrease of 74%. The decrease reflects the reduced profit before tax, geographic mix effects, tax credits on prior period disposals and the full year deferred tax credit on amortisation of the deferred tax liability established on acquisition of ChoicePoint in relation to its intangible assets.

The profit attributable to shareholders of £391 million was down 18% compared to £476 million in 2008, reflecting the lower reported profit before tax partly mitigated by lower tax costs and currency translation effects.

Elsevier

Revenue and adjusted operating profits were up 17% and up 22% respectively compared to 2008. At constant exchange rates, revenue and adjusted operating profits were up 4% and 9% respectively, and the same on an underlying basis.

The Science & Technology business saw underlying revenue growth of 5%, driven by the level of ScienceDirect subscription renewals entering the year. Also contributing to revenue growth was an increase in subscriptions to the Scopus abstract and indexing database. Growth in e-books and other online transactional sales were offset by lower print book sales reflecting tighter customer budgets and channel destocking.

The Health Sciences business saw underlying revenue growth of 3%, driven by growth in medical research, nursing and health professional education and clinical decision support which was in part tempered by continuing weakness in pharma promotion markets. Pharma promotion and other advertising revenues, which accounted for approximately 20% of Health Sciences’ revenues, were down 7% reflecting fewer blockbuster drug launches and a reduction to the marketing budgets of pharmaceutical companies. Excluding pharma promotion and other advertising, revenues were 5% ahead at constant currencies. Growth in medical research revenues were a result of increasing online subscriptions to medical content. The nursing and health professionals education growth was achieved through the increasing demand for healthcare professionals, new publishing, and the further development and increasing penetration of online resources. Double-digit growth was also seen in clinical decision support with growing demand for online workflow solutions that combine content with predictive analytics. In clinical reference, growth in MDConsult and other online reference products was offset by lower book sales.

Significant progress was made during the year in improving cost efficiency including the streamlining of business processes in shared services; the continued ramp up of journal and book production operations in Chennai, the further outsourcing of IT development and back office activities, including application management and financial transaction processing; the consolidation of activities, including technology operation, and real estate, and leveraging of global procurement.

Operating profit of Elsevier, including amortisation of acquired intangible assets, exceptional restructuring and acquisition related costs, increased by £120 million to £563 million (a 14% increase at constant exchange rates), largely reflecting the increase in adjusted operating profit described above.

LexisNexis

Revenue and adjusted operating profits were up 32% and up 30% respectively compared to 2008, including the first full year contribution from ChoicePoint. At constant exchange rates, revenue and adjusted operating profits were up 14% and 13% respectively, or down 4% and 15% on an underlying basis, excluding ChoicePoint and minor acquisitions and disposals.

The US Legal business saw revenues decline 6%, or 4% before change in revenue allocation in Martindale-Hubbell, largely driven by weakness in corporate, government and academic markets and cutbacks by law firms on directory spend. Revenues from the core law firm business remained flat despite the impact of the economic downturn on the legal industry. In recognition of Martindale-Hubbell’s transformation into a web marketing services company, all listing revenues in 2009 have been attributed to the online listings and recognised rateably over the listing period. Print directories are no longer provided except as separately ordered by customers. The change in timing of revenue recognition has a one time adverse effect in 2009.

The LexisNexis International business saw revenues decline 3% or 1% underlying before taking account of the sale in the prior year of the Latin America business. The pressures on the legal services industry internationally mirrored those seen in the US particularly in the UK with the impact mostly on print product sales as customers increasingly rely on the online service. With less penetration of online services in international markets than in the US, online revenues grew 9%, largely offset by a decline in print sales.

The Risk Solutions business saw underlying revenues, before ChoicePoint, decline 2% reflecting the slowdown in transactional activity in the US economy, largely offset by growth in government markets. Including ChoicePoint, Risk Solutions’ revenues grow by 95% at constant currencies. ChoicePoint revenues were up 1% on a stand alone basis with adjusted operating profits up 44% taking into account the cost synergies on integration of the ChoicePoint business within LexisNexis. Revenue growth was 10% on a stand alone basis in the insurance segments driven by high transactional activity in the auto and property insurance markets and by increasing sales of more powerful data and analytics products. The 1% stand alone revenue growth is after a 13% decline in the non insurance businesses, principally in pre-employment screening, reflecting the economic downturn. Cost actions in the screening business limited the profit impact of this decline.

The adjusted operating margin was down 40 basis points in 2009 compared with 2008 reflecting the underlying revenue decline and increases in spending on new product development, sales and marketing and operational support, largely mitigated by the further restructuring and cost actions and the increasing profitability of ChoicePoint.

Operating profit of LexisNexis, including amortisation of acquired intangible assets, exceptional restructuring and acquisition related costs, increased by £46 million to £337 million (a 2% increase at constant exchange rates), reflecting the increase in adjusted operating profit described above, partially offset by increased amortisation of intangible assets and acquisition integration charges following the acquisition of ChoicePoint in September 2008.

Reed Exhibitions

Revenues and adjusted operating profits were down 10% and 17% respectively compared to 2008. At constant exchange rates, revenue and adjusted operating profits were down 21% and 28% respectively, or 22% and 31% on an underlying basis. Adjusted for biennial show cycling, underlying revenues and adjusted operating profits were 13% and 18% lower respectively.

Cost savings were made through management streamlining, operational efficiencies and headcount reductions across the business.

Sales of exhibition space and ancillary services were lower across all major geographies. There was also a decline in paying delegates at the small number of shows which charge significant fees for participation. Across the regions, annual show revenues were 14% lower in the US, 13% in Japan, and 17% in Europe. Attendances at shows have however remained resilient.

Adjusted operating margin decreased by 2.1 percentage points reflecting the revenue decline mitigated in part by cost savings made through management streamlining, operational efficiencies and headcount reductions across the business.

Operating profit of Reed Exhibitions, including amortisation and impairment of acquired intangible assets and goodwill, exceptional restructuring and acquisition related costs, decreased by £44 million (a decrease of 46% at constant exchange rates) reflecting the decrease in adjusted operating profit described above and impairment charges.

Reed Business Information

Revenue and adjusted operating profits were down 10% and 29% respectively compared to 2008. At constant exchange rates, revenues and adjusted operating profits were 18% and 35% lower, or 18% and 34% before acquisitions and disposals.

Overall advertising revenues (47% of RBI revenues) were down 29%, with online advertising revenues down 14% and print advertising revenues down 37%. Print subscription and other revenues declined 10%. In contrast, data services revenues (17% of RBI revenues) grew 10%.

The controlled circulation magazines and certain other print titles in the US, accounting for 47% of US revenues, are being sold, restructured in anticipation of sale or closed. Variety and the entertainment group, RCD (Reed Construction Data), and the BuyerZone lead generation business are being retained. These businesses saw revenues decline 16%.

Adjusted operating margin decreased by 2.8 percentage points reflecting the revenue decline mitigated in part by cost savings.

Including amortisation and impairment of acquired intangibles and goodwill, exceptional restructuring and acquisition related costs RBI reported an operating loss of £163 million compared with operating profit of £55 million in 2008.

Results of Operations for the Year Ended December 31, 2008
Compared to the Year Ended December 31, 2007

General — continuing operations

Revenue increased by 16% to £5,334 million. At constant exchange rates, revenue was 7% higher, or 4% higher excluding acquisitions and disposals.

Operating profits of £901 million were up 1%, or down 6% at constant exchange rates, compared with £888 million in 2007. Operating profit is stated after amortisation of acquired intangible assets of £281 million (2007: £221 million), impairment of acquired intangible assets and goodwill of £9 million (2007: nil), exceptional restructuring costs in respect of a restructuring programme announced in February 2008 and expanded in February 2009 to include RBI of £152 million (2007: nil), acquisition related costs of £27 million (2007: £20 million) and includes tax charges in respect of joint ventures of £9 million (2007: £8 million). Excluding these items, operating profits would have been up 21% at £1,379 million (2007: £1,137 million), or up 12% at constant exchange rates, and up 9% on an underlying basis. The increase in operating profits at constant exchange rates principally reflects improved underlying operating performance and the part year contribution from ChoicePoint, acquired in September 2008.

Operating margin, including amortisation and impairment of acquired intangible assets and goodwill, exceptional restructuring and acquisition related costs, was 16.9% (2007: 19.4%). Excluding amortisation and impairment of acquired intangible assets and goodwill, exceptional restructuring and acquisition related costs, and the equity share of taxes in joint ventures, the margin would have been 25.9%, up 1.1 percentage points compared to 2007, and also up 1.1 percentage points on an underlying basis.

The amortisation charge for acquired intangible assets, including the share of amortisation for joint ventures, of £281 million was up £60 million on the prior year principally as a result of ChoicePoint and other recent acquisitions, and currency translation effects. Goodwill impairment charges of £9 million relate to minor exhibition businesses.

Net finance costs, at £192 million, were £53 million higher than in 2007 due to the funding of ChoicePoint and other recent acquisitions and currency translation effects, and include £18 million of fees incurred in connection with ChoicePoint acquisition financing.

Profit before tax was £617 million, compared with £812 million in 2007, a decrease of 24%. The decrease in profit before tax principally reflects the decreased operating profits and losses on disposals and other non operating items.

The tax charge of £155 million compares with a credit of £82 million in 2007. The 2007 credit includes the benefit of £223 million in respect of previously unrecognised deferred tax assets and capital losses arising in continuing operations, which are realisable as a result of the gain on disposal of Harcourt Education. The reported tax credit also reflects movements on deferred tax balances arising on unrealised exchange differences on long term interaffiliate lending. These deferred tax movements are recognised in the income statement but are not expected to crystallise in the foreseeable future.

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

During 2008 Reed Exhibitions launched 24 new shows including Photovoltaic Power Generation event in Tokyo, and acquired nine others, expanding its footprint in the Middle East, Russia, India and China. The sale of the defence shows was completed in May 2008. This will further exaggerate the year on year impact of show cycling in 2009 and beyond with no ‘odd’ year DSEi show to balance the ‘even’ year benefit of Mostra Convegno and other biennial shows.

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

Reed Business Information

Revenue and adjusted operating profits were up 9% and up 4% respectively compared to 2007. At constant exchange rates, revenue and adjusted operating profits were up 1% and down 4% respectively, or down 1% and down 5% on an underlying basis. The performance reflects the impact on advertising markets of the downturn in global economic conditions, which was particularly felt in the last quarter of 2008.

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

Goodwill and acquired intangible assets

We target acquisitions and alliances that accelerate our strategic development and meet our financial criteria. We have spent £2.5 billion on acquisitions in the last three years, including the £1.9 billion acquisition in 2008 of ChoicePoint, Inc., a leading provider of risk information and analytics.

Publishing businesses generally have relatively modest requirements for physical property, plant and equipment. The principal assets acquired through acquisitions are intangible assets, such as market related assets (e.g. trademarks, imprints, brands), customer based assets (e.g. subscription bases, customer lists, customer relationships), editorial content, software and systems (e.g. application infrastructure, product delivery platforms, in-process research and development), contract based assets (e.g. other publishing rights, exhibition rights, supply contracts) and goodwill. The total cost of acquired intangible assets other than goodwill as at December 31, 2009 was £5.9 billion, on which accumulated amortisation of £2.7 billion had been charged. The total carrying value of acquired goodwill, which is not amortised, as at December 31, 2009 was £4.3 billion.

Reed Elsevier’s accounting policy is that, on acquisition of a subsidiary or business, the purchase consideration is allocated between the net tangible and intangible assets other than goodwill on a fair value basis, with any excess purchase consideration representing goodwill. The valuation of identifiable intangible assets represents the estimated economic value in use, using standard valuation methodologies, including as appropriate, discounted cash flow, relief from royalty and comparable market transactions. Acquired intangible assets with indefinite lives are not amortised, while those with definite lives are amortised systematically over their estimated useful lives, subject to impairment review. Capitalised goodwill is not amortised and is subject to at least annual impairment review. Appropriate amortisation periods are selected based on assessments of the longevity of the brands and imprints, the strength and stability of customer relationships, the market positions of the acquired assets and the technological and competitive risks that they face. Certain intangible assets, more particularly in relation to acquired science and medical publishing businesses, have been determined to have indefinite lives. The longevity of these assets is evidenced by their long established and well regarded brands and imprints, and their characteristically stable market positions.

At each statement of financial position date, or earlier if indicators are present, reviews are carried out of the carrying amounts of acquired intangible assets and goodwill to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent, if any, of the impairment loss. Where the asset does not generate cash flows that are independent from other assets, estimates are made of the cash flows of the cash generating unit to which the asset belongs. Intangible assets with an indefinite useful life are tested for impairment at least annually and whenever there is an indication that the asset may be impaired.

The recoverable amount is the higher of fair value, less costs to sell, and value in use. Value in use is calculated based on estimated future cash flows, discounted to their present value. Estimated future cash flows are determined by reference to latest budgets and forecasts for the next five years approved by management, after which a long-term perpetuity growth rate is applied. The estimates of future cash flows are consistent with past experience adjusted for management’s best estimates of future performance. The key assumptions used in determining the value in use of a business are the pre-tax discount rate, which is based on the Reed Elsevier weighted average cost of capital, adjusted to reflect a risk premium specific to the business, and the perpetuity growth rate which is based on the long-term historic growth rates of the territory where the business operates and the growth prospects for the business sector. Pre-tax discount rates used are 9.5-16% and nominal perpetuity growth rates used do not exceed 3%.

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

Pensions and other retirement benefits

We operate a number of pension schemes around the world, the most significant of which are defined benefit plans. Pension costs are accounted for in accordance with IAS19 — Employee Benefits. Net pension obligations in respect of defined benefit schemes are included in the statement of financial position at the present value of scheme liabilities, less the fair value of scheme assets. Where assets exceed liabilities, any net pension asset is limited to the extent that it is recoverable through reductions in future contributions. The expense of defined benefit pension schemes and other post-retirement benefits is determined using the projected unit credit method and charged to the income statement as an operating expense, based on actuarial assumptions reflecting market conditions at the beginning of the financial year. Actuarial gains and losses are recognised in full in the statement of comprehensive income in the period in which they occur. For defined contribution schemes, the charge to income represents contributions payable.

Accounting for these pension schemes involves judgement about uncertain events, including the life expectancy of the members, salary and pension increases, inflation, the rate of return on scheme assets and the rate at which the future pension payments are discounted. We use estimates for all of these factors in determining the pension cost and obligations recorded in our combined financial statements. Although we believe the estimates are appropriate, differences arising from actual experience or future changes in assumptions may materially affect future pensions charges. In particular, a decline in the market value of pension scheme assets, absent any change in their estimated rate of return, and/or a reduction to discount rates would result in an increase to future pension costs. The market value of investments held by our defined benefit pension schemes as of December 31, 2009 was £3,067 million compared with £2,682 million as of December 31, 2008, reflecting the recovery in global equity markets during 2009. These estimates and the sensitivity to them of pension costs and obligations are described in further detail in note 8 to the combined financial statements.

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

Financial instruments

The main treasury risks faced by Reed Elsevier include interest rate risk and foreign currency risk. Reed Elsevier’s treasury policies to manage the exposures to fluctuations in interest rates and exchange rates, which are set out on pages 34 to 36, include the use of interest rate swaps, forward interest rate agreements, interest rate options and foreign exchange forward contracts. All such derivative financial instruments are required to be carried at fair value on the statement of financial position. Changes in fair value are accounted for through the income statement or equity depending on the derivative’s designation and effectiveness as a hedging instrument.

Derivative instruments used by Reed Elsevier as fair value hedges are designated as qualifying hedge instruments. Fair value movements in these instruments are recorded in net income and are offset, to the extent that the hedge is effective, by fair value movements to the carrying value of the hedged item, which are also recognised in net income. In addition certain interest rate swaps and forward exchange rate contracts have been designated as qualifying cash flow hedges. Accordingly the fair value of these instruments is recorded in the statement of financial position and to the extent that the hedges are effective, fair value movements are recorded in equity until the hedged transaction affects net income. Other than in relation to these interest rate swaps and forward exchange contracts, other derivative instruments, which act as economic hedges, have not been designated as qualifying hedge instruments and accordingly a charge or credit to net income is recorded for changes in the fair value of those instruments. The fair values of the instruments used are determined by reference to observable market rates.

Taxation and deferred tax

Reed Elsevier operates in over 200 locations worldwide and seeks to organise its affairs in a tax efficient manner, taking account of the jurisdictions in which it operates. A number of acquisitions and disposals have been made in recent years giving rise to complex tax issues requiring management to use its judgment to make various tax determinations. Although we are confident that tax returns have been appropriately compiled, there are risks that further tax may be payable on certain transactions or that the deductibility of certain expenditure for tax purposes may be disallowed. Reed Elsevier’s policy is to make provision for tax uncertainties where it is considered probable that tax payments may arise.

Deferred taxation is provided for nearly all differences between the statement of financial position amounts of assets and liabilities and their tax bases. Deferred tax liabilities are generally recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that they are considered recoverable based on forecasts of available taxable profits in jurisdictions where such assets have arisen. This assessment of the recoverability of deferred tax assets is judgmental. Forecasts are made of taxable profits, taking into account any unresolved tax risks.

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

The currency profile of Reed Elsevier’s revenue, operating profit and adjusted operating profit from continuing operations for 2009 is set forth below.

Revenue, operating profit and adjusted operating profit in each currency as a percentage of total revenue, operating profit and adjusted operating profit respectively

	US Dollars	Sterling	Euro	Other	Total

Revenue	52%	14%	25%	9%	100%
Operating profit	30%	23%	40%	7%	100%
Adjusted operating profit	48%	16%	29%	7%	100%

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

Currency differences increased Reed Elsevier’s revenue from continuing operations by £720 million in 2009 compared to 2008. Excluding amortisation and impairment of acquired intangible assets and goodwill, currency differences increased operating profits from continuing operations by £158 million in 2009 compared to 2008. Acquired intangible assets and goodwill are predominantly denominated in US dollars and, after charging amortisation and impairment, currency differences increased operating profits from continuing operations by £85 million in 2009 compared to 2008. Borrowings are predominantly denominated in US dollars and, after charging net finance costs, currency differences increased profit before tax from continuing operations by £38 million in 2009 compared to 2008.

To help protect Reed Elsevier PLC’s and Reed Elsevier NV’s shareholders’ equity from the effect of currency movements, Reed Elsevier will, as deemed appropriate, hedge foreign exchange translation exposures by borrowing in those currencies where significant translation exposure exists or sell forward surplus cash flow in anticipation of dividend or capital repatriation. Hedging of foreign exchange translation exposure is undertaken only by the regional centralised treasury departments and under policies agreed by the boards of Reed Elsevier PLC and Reed Elsevier NV. Borrowing in the operational currency of individual businesses provides a structural hedge for the assets in those markets and for the income realised from those assets.

Recently Issued Accounting Pronouncements

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

Amendments to IAS32 — Financial Instruments: Presentation (effective for the 2010 financial year). The amendment provides relief to companies making rights issues in a currency other than their functional currency. This amendment does not affect Reed Elsevier as shares are not issued in currencies other than its functional currencies.

IFRS9 — Financial Instruments (effective for the 2013 financial year, with earlier adoption permitted). The standard replaces the existing classification and measurement requirements in IAS39 for financial assets by requiring entities to classify them as being measured either at amortised cost or fair value depending on the business model and contractual cash flow characteristics of the asset. Adoption of this standard is not expected to have a significant impact on the measurement, presentation or disclosure of financial assets in the combined financial statements.

Additionally, a number of interpretations have been issued which are not expected to have any significant impact on Reed Elsevier’s accounting policies and reporting.

LIQUIDITY AND CAPITAL RESOURCES — REED ELSEVIER

Cash Flow

Reed Elsevier’s net cash generated from continuing operations in 2009 amounted to £1,604 million (2008: £1,452 million; 2007: £1,218 million). Included in these net cash inflows are cash outflows relating to exceptional restructuring and acquisition related costs charged to operating profit of £169 million (2008: £99 million; 2007: £19 million). Reed Elsevier generates significant cash inflows as its principal businesses do not generally require major fixed or working capital investments. A substantial proportion of revenue is received through subscription and similar advanced receipts, principally for scientific and medical journals and exhibition fees. At December 31, 2009 subscriptions and other revenues in advance totalled £1,220 million (2008: £1,375 million; 2007: £966 million).

Reed Elsevier’s cash outflow on the purchase of property, plant and equipment in 2009 was £78 million (2008: £57 million; 2007: £65 million), while proceeds from the sale of property, plant and equipment amounted to £4 million (2008: £5 million; 2007: £4 million). The cash outflow on internally developed intangible assets in 2009 was £164 million (2008: £115 million; 2007: £80 million), principally relating to investment in software and systems development.

During 2009, Reed Elsevier paid a total of £11 million (2008: £2,131 million; 2007: £319 million) for acquisitions, including in 2008 £1,931 million to acquire ChoicePoint, after taking account of net cash acquired of £3 million (2008: £51 million; 2007: £11 million) and of which £2 million (2008: £19 million; 2007: £26 million) is deferred to future years. In addition, £56 million (2008: £19 million; 2007: nil) of payments were made in respect of ChoicePoint change of control and other non operating liabilities assumed on acquisition and £29 million (2008: £30 million; 2007: £10 million) of deferred payments were made in respect of acquisitions made in prior years. Net costs from sale of equity investments and businesses were £2 million (2008: £8 million proceeds; 2007: £82 million proceeds).

During 2009, Reed Elsevier paid ordinary dividends totalling £457 million to the shareholders of the parent companies (2008: £418 million; 2007: £416 million). In 2008, the special distribution paid to shareholders in January 2008 from the net proceeds of the Education Division disposal amounted to £2,013 million (including £27 million paid to the employee benefit trust). No share repurchases were made by Reed Elsevier PLC and Reed Elsevier NV in 2009 (2008: £40 million; 2007: £199 million) and no payments (2008: £54 million; 2007: £74 million) were made by the Reed Elsevier Group plc Employee Benefit Trust to purchase Reed Elsevier PLC and Reed Elsevier NV shares to meet commitments under the Reed Elsevier share option and conditional share schemes. Dividend payments and share repurchases are funded by the operating cash flow of the business after capital spend. Proceeds, net of expenses, from share placings by the parent companies in July 2009 were £829 million.

Net borrowings, a key indebtedness measure used in assessing Reed Elsevier’s financial position, at December 31, 2009 were £3,931 million (2008: £5,726 million; 2007: £492 million), comprising gross borrowings of £4,706 million, less £41 million of related derivative financial instrument assets and cash and cash equivalents of £734 million. The decrease of £1,795 million from the prior year end principally reflects the July 2009 share placings, which raised £829 million net of expenses, currency translation effects and operating cash flow from continuing operations. Currency translation effects decreased net borrowings by £559 million, reflecting the impact of the weakening of the US dollar against sterling on largely US dollar denominated net borrowings.

The directors of Reed Elsevier PLC and Reed Elsevier NV, having made appropriate enquiries, consider that adequate resources exist for the combined businesses to continue in operational existence for the foreseeable future.

Contractual Obligations

The contractual obligations of Reed Elsevier relating to debt finance and operating leases at December 31, 2009 analysed by when payments are due, are summarised below.

		Less than			After
	Total	1 year	1-3 years	3-5 years	5 years
	(in millions)

Short term debt(1)(2)	£515	£515	£—	£—	£—
Long term debt (including finance leases)(2)	5,833	410	1,253	1,756	2,414
Operating leases	723	140	220	134	229

Total	£7,071	£1,065	£1,473	£1,890	£2,643

(1)	Short term debt is supported by committed facilities and by centrally managed cash and cash equivalents, and primarily comprises commercial paper. In January 2010 the $2,500 million committed bank facility maturing in May 2010 was cancelled and the start date of the $2,000 million committed bank facility brought forward to start immediately. This facility provides security of funding for $2,000 million of short term debt to May 2012.

(2)	Short and long term debt obligations comprise undiscounted principal and interest cash flows. Interest cash flows are calculated by reference to the contractual payment dates and the fixed interest rates (for fixed rate debt) or the relevant forecast interest rates (for floating rate debt).

Information on retirement benefit obligations is set out in note 8 to the combined financial statements.

Off-Balance Sheet Arrangements

At December 31, 2009 Reed Elsevier had outstanding guarantees in respect of property leases. The maximum amount guaranteed as at December 31, 2009 is £23 million for certain property leases up to 2024, of which an amount of £1 million is held as a provision. These guarantees, which would crystallise in the event that existing lessees default on payment of their lease commitments, are unrelated to the ongoing business.

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

Liquidity

Reed Elsevier maintains a range of borrowing facilities and debt programmes from a variety of sources to fund its requirements at short notice and at competitive rates. The significance of Reed Elsevier Group plc’s US operations means that the majority of debt is denominated in US dollars. A mixture of short term and long term debt is utilised and Reed Elsevier maintains a maturity profile to facilitate refinancing. Policy requires that no more than $1.5 billion of term debt issues should mature in any 12 month period. In addition, minimum levels of borrowings with maturities over three and five years are specified, depending on the level of net debt.

Fixed rate term debt of $1,500 million, €600 million and £300 million and floating rate term debt of €50 million, totalling £1,836 million, were issued in the year in maturities ranging from 4 to 10 years, with a weighted average coupon of 7.5% (before taking into account fixed to floating interest rate swaps), and the proceeds used to repay the majority of the ChoicePoint acquisition facility, being bank loans maturing in 2010 and 2011. Net proceeds of the July 2009 equity placings were used to repay the outstanding ChoicePoint acquisition facility and reduce short term commercial paper borrowings.

From time to time, Reed Elsevier may repurchase outstanding debt in the open market depending on market conditions and, during 2009, $44 million of US term debt maturing in 2097 was bought back opportunistically following reverse enquiry by investors.

At December 31, 2009 Reed Elsevier had in place a $2.5 billion committed bank facility maturing in May 2010, providing back up for commercial paper borrowings and other short term debt, none of which was drawn, and a $2.0 billion committed bank facility, forward starting in May 2010 and maturing in May 2012. In January 2010 the $2.5 billion committed facility maturing in May 2010 was cancelled and the start date of the $2.0 billion committed facility brought forward to start immediately. This back up facility provides security of funding for $2.0 billion of short term debt to May 2012.

After taking account of these committed bank facilities and available cash resources at December 31, 2009, no borrowings mature in 2010 and 2011, £730 million of borrowings mature in 2012 and £3,201 million mature in 2013 and beyond. The operating cash flow of the business, the available resources and back up facilities, and Reed Elsevier’s ability to access capital markets are expected to provide sufficient liquidity to repay or refinance borrowings as they mature.

Interest rate exposure management

Reed Elsevier’s interest rate exposure management policy is aimed at reducing the exposure of the combined businesses to changes in interest rates. The proportion of interest expense that is fixed on net debt is determined by reference to the level of net interest cover. Reed Elsevier uses fixed rate term debt, interest rate swaps, forward rate agreements and interest rate options to manage the exposure. Interest rate derivatives are used only to hedge an underlying risk and no net market positions are held.

After taking into account interest rate and currency derivatives, at December 31, 2009 interest expense was fixed on an average of £3.4 billion of forecast debt for the next 12 months. This fixed rate debt reduces to £2.2 billion by the end of 2012 and reduces further thereafter with all but £0.4 billion of fixed rate term debt (not swapped to floating rate) having matured by the end of 2019.

At December 31, 2009, fixed rate term debt (not swapped to floating rate) amounted to £2.7 billion (2008: £1.9 billion) and had a weighted average life remaining of 6.9 years (2008: 9.1 years) and a weighted average interest rate of 6.4% (2008: 5.4%). Interest rate derivatives in place at December 31, 2009, which fix the interest cost on an additional £0.8 billion (2008: £1.1 billion) of variable rate debt, have a weighted average maturity of 1.7 years (2008: 1.8 years) and a weighted average interest rate of 4.2% (2008: 4.6%).

Foreign currency exposure management

Translation exposures arise on the earnings and net assets of business operations in countries other than those of each parent company. These exposures are hedged, to a significant extent, by a policy of denominating borrowings in currencies where significant translation exposures exist, most notably US dollars.

Currency exposures on transactions denominated in a foreign currency are required to be hedged using forward contracts. In addition, recurring transactions and future investment exposures may be hedged in advance of becoming contractual. The precise policy differs according to the specific circumstances of the individual businesses. Highly predictable future cash flows may be covered for transactions expected to occur during the next 12 months (50 months for Elsevier science and medical subscription businesses) within limits defined according to the period before the transaction is expected to become contractual. Cover takes the form of foreign exchange forward contracts.

As at December 31, 2009, the amount of outstanding foreign exchange cover against future transactions was £1.0 billion (2008: £1.2 billion).

Credit risk

Reed Elsevier has a credit exposure for the full principal amount of cash and cash equivalents held with individual counterparties. In addition, it has a credit risk from the potential non performance by counterparties to financial instruments; this credit risk normally being restricted to the amounts of any hedge gain and not the full principal amount being hedged. Credit risks are controlled by monitoring the credit quality of counterparties, principally licensed commercial banks and investment banks with strong long term credit ratings, and the amounts outstanding with each of them.

Reed Elsevier has treasury policies in place which do not allow concentrations of risk with individual counterparties and do not allow significant treasury exposures with counterparties which are rated lower than single A. At December 31, 2009, cash and cash equivalents totalled £734 million, of which 96% was held with banks rated A+ or better by Standard and Poor’s, Moody’s or Fitch.

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

Reed Elsevier’s use of cash over the longer term reflects these objectives through a progressive dividend policy, selective acquisitions and, from time to time when conditions suggest, share repurchases whilst retaining the balance sheet strength to maintain access to the most cost effective sources of borrowing and to support Reed Elsevier’s strategic ambition in evolving publishing and information markets. Reed Elsevier’s balance sheet was strengthened by the equity placings in July 2009 and over the next 12 months the focus will continue to be on the repayment of debt out of cash flow to bring Reed Elsevier’s credit metrics further within the target range.

The balance of long term debt, short term debt and committed bank facilities is managed to provide security of funding, taking into account the cash generation of the business and the uncertain size and timing of acquisition spend.

There were no changes to Reed Elsevier’s long term approach to capital management during the year.

OPERATING RESULTS — REED ELSEVIER PLC AND REED ELSEVIER NV

The following discussion is based on the financial statements of Reed Elsevier PLC and Reed Elsevier NV for the three years ended December 31, 2009. The results of Reed Elsevier PLC reflect its shareholders’ 52.9% economic interest in the Reed Elsevier combined businesses. The results of Reed Elsevier NV reflect its shareholders’ 50% economic interest in the Reed Elsevier combined businesses. The respective economic interests of the Reed Elsevier PLC and Reed Elsevier NV shareholders take account of Reed Elsevier PLC’s 5.8% interest in Reed Elsevier NV. Both parent companies equity account for their respective share in the Reed Elsevier combined businesses.

Results of Operations for the Year Ended December 31, 2009
Compared to the Year Ended December 31, 2008

The earnings per share of Reed Elsevier PLC and Reed Elsevier NV were 17.2p and €0.32 respectively in 2009, compared to 22.1p and €0.44 in 2008. The decline principally reflects the intangible asset and goodwill impairment changes in RBI, higher exceptional restructuring and acquisition integration costs, and the dilutive effect of the equity placing. The earnings per share reflect the interests of the respective shareholders of Reed Elsevier PLC and Reed Elsevier NV in the results of the continuing and discontinued operations of the combined businesses.

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

Ordinary dividends declared in the year, in amounts per ordinary share, comprise: a 2008 final dividend of 15.0p and 2009 interim dividend of 5.4p giving a total of 20.4p (2008: 18.9p) for Reed Elsevier PLC; and a 2008 final dividend of €0.290 and 2009 interim dividend of €0.107 giving a total of €0.397 (2008: €0.425) for Reed Elsevier NV.

The board of Reed Elsevier PLC has proposed a 2009 final dividend of 15.0p, giving a total dividend of 20.4p in respect of the financial year, up 0.5% on 2008. The boards of Reed Elsevier NV, in accordance with the dividend equalisation arrangements, have proposed a 2009 final dividend of €0.293, which results in a total dividend of €0.400 in respect of the financial year, down 1% on 2008. The difference in growth rates in the equalised dividends reflects changes in the euro:sterling exchange rate since prior year between dividend announcement dates.

In July 2009, Reed Elsevier PLC placed 109.2 million ordinary shares at 405p per share for proceeds, net of issue costs, of £435 million and Reed Elsevier NV Placed 63.0 million ordinary shares at €7.08 per share for net proceeds of €441 million. The number of ordinary shares issued represented 9.9% of the issued share capital of the respective parent companies prior to the placing.

No shares were repurchased in the year by either Reed Elsevier PLC or Reed Elsevier NV.

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

TREND INFORMATION

Trends, uncertainties and events which can affect the revenue, operating profit and liquidity and capital resources of the Reed Elsevier combined businesses include the usage, penetration and customer renewal of our print and electronic products and the prices that customers pay us, the migration of print and CD products to online services, investment in new products and services, cost control and the impact of our cost reduction programmes on operational efficiency, the levels of academic library funding, the impact of economic conditions on corporate budgets and the level of advertising demand, the actions of competitors and regulatory and legislative developments.

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

ITEM 6: DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

DIRECTORS

The directors of each of Reed Elsevier PLC, Reed Elsevier NV, Reed Elsevier Group plc and Elsevier Reed Finance BV at February 17, 2010 were:

			Reed Elsevier	Elsevier Reed
Name (Age)	Reed Elsevier PLC	Reed Elsevier NV	Group plc	Finance BV

Mark Armour (55)	Executive Director and Chief Financial Officer	Member of the Executive Board and Chief Financial Officer	Executive Director and Chief Financial Officer	Member of the Supervisory Board
Jacques Billy (39)	—	—	—	Member of the Management Board
Dien de Boer-Kruyt (65)	—	Member of the Supervisory Board(4)	—	Member of the Supervisory Board
Rudolf van den Brink (62)	—	—	—	Chairman of the Supervisory Board
Mark Elliott (60)	Non-executive Director(3)(4)	Member of the Supervisory Board(3)(4)	Non-executive Director(2)	—
Erik Engstrom (46)	Executive Director and Chief Executive Officer	Chairman of the Executive Board and Chief Executive Officer	Executive Director and Chief Executive Officer	—
Anthony Habgood (63)	Non-executive Chairman(3)(4)	Chairman of the Supervisory Board(3)(4)	Non-executive Chairman(2)	—
Lisa Hook (51)	Non-executive Director(1)(4)	Member of the Supervisory Board(1)(4)	Non-executive Director(1)	—
Gerben de Jong (65)	—	—	—	Member of the Management Board
Marike van Lier Lels (50)	—	Member of the Supervisory Board(4)	—	—
Robert Polet (54)	Non-executive Director(4)	Member of the Supervisory Board(4)	Non-executive Director(2)	—
Andrew Prozes (64)	Executive Director	Member of the Executive Board	Executive Director	—
David Reid (63)	Non-executive Director(1)(3)(4)(5)	Member of the Supervisory Board(1)(3)(4)(5)	Non-executive Director(1)(2)(5)	—
Lord Sharman (66)	Non-executive Director(1)(3)(4)	Member of the Supervisory Board(1)(3)(4)	Non-executive Director(1)	—
Ben van der Veer (58)	Non-executive Director(1)(4)	Member of the Supervisory Board(1)(4)	Non-executive Director(1)	—
Jans van der Woude (46)	—	—	—	Member of the Management Board

(1)	Member of the Audit Committees of the boards of Reed Elsevier PLC, Reed Elsevier NV and Reed Elsevier Group plc.

(2)	Member of the Remuneration Committee of the board of Reed Elsevier Group plc.

(3)	Member of the joint Nominations Committee of the boards of Reed Elsevier PLC and Reed Elsevier NV.

(4)	Member of the joint Corporate Governance Committee of the boards of Reed Elsevier PLC and Reed Elsevier NV.

(5)	Senior independent non-executive director, as defined by The Combined Code: Principles of Good Governance and Code of Best Practice in the United Kingdom.

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

Dien de Boer-Kruyt was appointed a member of the Supervisory Board of Reed Elsevier NV and of Elsevier Reed Finance BV in 2000. A member of the Supervisory Boards of Koninklijke Douwe Egberts (a subsidiary of Sara Lee Corporation), Imtech NV and Allianz Nederland Group NV. Member of the Supervisory Board of the National Registry of non-executive directors and personal leadership advisor to business, government and educational bodies.

Rudolf van den Brink was appointed Chairman of the Supervisory Board of Elsevier Reed Finance BV in January 2006. A former member of the Managing Board of ABN AMRO Bank NV and of the Advisory Board of Deloitte & Touche. A member of the supervisory board of Akzo Nobel NV.

Mark Elliott was appointed a non-executive director of Reed Elsevier Group plc, Reed Elsevier PLC and a member of the Supervisory Board of Reed Elsevier NV in April 2003. Non-executive director of QinetiQ Group plc (and chairman from 1 March 2010) and G4S plc. Until his retirement in April 2008, was General Manager IBM Global Solutions, having held a number of positions with IBM, including Managing Director of IBM Europe, Middle East and Africa. Served on the board of IBAX, a hospital software company jointly owned by IBM and Baxter Healthcare, and as chairman of the Dean’s Advisory council of the Kelly School of Business, Indiana University.

Erik Engstrom was appointed Chief Executive Officer of Reed Elsevier in November 2009. He joined Reed Elsevier in August 2004 as Chief Executive Officer of Elsevier, when he was also appointed a director of Reed Elsevier Group plc and Reed Elsevier PLC. Appointed to the board of Reed Elsevier NV in April 2005. Prior to joining Reed Elsevier, was a partner at General Atlantic Partners. Before that was president and chief operating officer of Random House Inc, and, before its merger with Random House, president and chief executive officer of Bantam Doubleday Dell, North America. Began his career as a consultant with McKinsey. Served as a non-executive director of Eniro AB and Svenska Cellulosa Aktiebolaget SCA.

Anthony Habgood was appointed non-executive Chairman of Reed Elsevier PLC and Reed Elsevier Group plc, and Chairman of the Supervisory Board of Reed Elsevier NV in June 2009. Chairman of Whitbread plc. Previous directorships include: Chairman of Bunzl plc and of Mölnlycke Healthcare Limited; a director of SVG Capital plc; Marks and Spencer plc; Powergen plc, National Westminster Bank plc; and Geest plc. Served as chief executive of Bunzl plc, chief executive of Tootal Group plc and a director of The Boston Consulting Group Inc.

Lisa Hook was appointed a non-executive director of Reed Elsevier Group plc, Reed Elsevier PLC and a member of the Supervisory Board of Reed Elsevier NV in April 2006. President and Chief Operating Officer of NeuStar Inc. A director of The Ocean Foundation. Was President and Chief Executive Officer of Sun Rocket, Inc. Before that was President of AOL Broadband, Premium and Developer Services. Prior to joining AOL, was a founding partner at Brera Capital Partners LLC. Previously was Chief Operating Officer of Time Warner Telecommunications. Has served as Senior Advisor to the Federal Communications Commission Chairman and as Senior Counsel to Viacom Cable.

Gerben de Jong was appointed a member of the Management Board of Elsevier Reed Finance BV in December 2007. Previously held senior finance positions in Royal Philips Electronics NV Group.

Marike van Lier Lels was appointed a member of the Supervisory Board of Reed Elsevier NV in January 2010. Member of the supervisory boards of KPN NV, USG People NV, TKH Group NV and Maersk BV. A member of the audit committee of the Algemene Rekenkamer and of various Dutch governmental advisory boards. Previously executive vice president and chief operating officer of the Schiphol Group, a member of the executive board of Deutsche Post Euro Express, and held various senior positions with Nedlloyd.

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

Ben van der Veer was appointed a non-executive director of Reed Elsevier PLC and Reed Elsevier Group plc and a member of the Supervisory Board of Reed Elsevier NV in September 2009. Member of the Supervisory Boards of AEGON NV, TomTom NV, Siemens Nederland NV and Koninklijke FrieslandCampina NV. Was chairman of the executive board of KPMG in the Netherlands and a member of the management committee of the KPMG International board until his retirement in 2008.

Jans van der Woude was appointed a member of the Management Board of Elsevier Reed Finance BV in February 2009. Is Company Secretary and Legal Counsel of Reed Elsevier NV. Prior to joining Reed Elsevier in January 2009 was Legal Advisor to Corporate Express NV. Before that was Corporate Legal Director of TNT NV, having previously been General Counsel at Getronics NV.

SENIOR MANAGEMENT

The executive officers of Reed Elsevier Group plc, other than directors, at February 17, 2010 were:

Julian Ashworth:  Chief Strategy Officer. A member of the Reed Elsevier Management Committee. Joined Reed Elsevier in 2006.

Youngsuk Chi:  Vice Chairman of Elsevier and head of Global Academic and Customer Relations at Elsevier since 2005. Joined the Reed Elsevier Management Committee in May 2009 and in December 2009 appointed CEO of Elsevier’s Science & Technology business. Also director of Global Government Affairs for Reed Elsevier. Prior to joining Elsevier was COO and eventually President at Random House and was later appointed as the founding Chairman of Random House Asia. Before that held several president and CEO positions at Ingram Book Group.

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

Keith Jones:  CEO of Reed Business Information. He was appointed a member of the Reed Elsevier Management Committee in April 2009. He joined Reed Elsevier in 1977, later becoming CEO of Reed Business Information UK and in 2009 was appointed CEO of Reed Business Information.

Mike Rusbridge:  Chairman and CEO of Reed Exhibitions. He was appointed a member of the Reed Elsevier Management Committee in April 2009. He joined Reed Elsevier in 1982 and was appointed Chairman and CEO of Reed Exhibitions in 1996.

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

Throughout 2009, the Committee consisted of independent non-executive directors as defined by the Combined Code of the FSA Listing Rules and the Dutch Code. Jan Hommen was also a member of the Committee until April 21, 2009 when he stepped down from the Reed Elsevier boards. Although not a formal member of the Committee, Anthony Habgood attended meetings of the Committee since his appointment as Chairman of Reed Elsevier Group plc in June 2009. He was appointed a member of the Committee with effect from January 1, 2010. The Company Secretary of Reed Elsevier Group plc, Stephen Cowden, also attends the meetings in his capacity as secretary to the Committee. At the invitation of the Committee Chairman, the CEO of Reed Elsevier attends appropriate parts of the meetings.

Ian Fraser (Group HR director) and Philip Wills (Director, Compensation and Benefits) provided material advice to the Committee during the year.

Towers Perrin acted as external advisors to the Committee throughout 2009 and also provided market data and data analysis. Towers Perrin also provided actuarial and other human resources consultancy services directly to some Reed Elsevier companies.

The individual consultants involved in advising the Committee do not provide advice to the executive directors or act on their behalf.

EXECUTIVE DIRECTORS

Remuneration philosophy and policy

The context for Reed Elsevier’s remuneration policy and practices is set by the needs of a group of global businesses, each of which operates internationally by line of business. Furthermore, Reed Elsevier PLC and Reed Elsevier NV’s respective stock market listings in London and Amsterdam combined with the majority of its employees being based in the US provides a particular set of challenges in the design and operation of remuneration policy.

Our remuneration philosophy

Reed Elsevier’s guiding remuneration philosophy for senior executives is based on the following precepts:

•	Performance-related compensation with demanding performance standards.

•	Creation of shareholder value.

•	Competitive remuneration opportunity to attract and retain the best executive talent from anywhere in the world.

•	A balanced mix of remuneration between fixed and variable elements, and annual and long-term performance.

•	Aligning the interests of executive directors with shareholders and other stakeholders.

Our remuneration policy

In line with this guiding philosophy our remuneration policy is described below.

•	Reed Elsevier aims to provide a total remuneration package that is able to attract and retain the best executive talent from anywhere in the world, at an appropriate level of cost.

•	In reaching decisions on executive remuneration, the Committee takes into account the remuneration arrangements and levels of increase applicable to senior management and Reed Elsevier employees generally.

•	The Committee considers the social, governance, and environmental implications of its decisions, particularly when setting and assessing performance objectives and targets, and seeks to ensure that incentives are consistent with the appropriate management of risk.

•	Total targeted remuneration of senior executives will be competitive with that of executives in similar positions in comparable companies, which includes global sector peers and companies of similar scale and international complexity.

•	Competitiveness is assessed in terms of total remuneration (i.e. salary, annual and long-term incentives and benefits).

•	The intention is to provide total remuneration that reflects sustained individual and business performance; i.e. median performance will be rewarded by total remuneration that is positioned around the median of relevant market data and upper quartile performance by upper quartile total remuneration.

•	The Committee will consider all available discretion to claw back any payouts made on the basis of materially misstated data. With effect from 2009, the rules of all incentive plans were amended to provide for specific provisions in this regard.

•	The Committee considers it important to encourage personal investment and ongoing holding of Reed Elsevier PLC and Reed Elsevier NV securities amongst the senior executive population. Executive directors and other senior executives are subject to minimum shareholding requirements.

How the performance measures in the incentives link to our business strategy

Our annual incentive plan is focused on operational excellence as measured by the financial measures of revenue, profit and cash generation. In addition, a significant portion of the annual bonus is dependent upon the achievement of annual key performance objectives (KPOs) that create a platform for sustainable future performance. These KPOs align with Reed Elsevier’s strategic imperatives described elsewhere in this report and range from the delivery of specific projects and the achievement of efficiency targets to corporate and social responsibility objectives.

The Committee believes that one of the main drivers of long-term shareholder value is sustained growth in profitability, underpinned by appropriate capital discipline. The new LTI arrangements and bonus investment plan proposed for 2010 are aimed at driving sustainable performance in the longer term by focusing on earnings and returns over three and five year periods. The metrics are cascaded down to the businesses and adjusted to reflect expectations for each business. As the Committee assesses performance against these metrics, it will ensure that the scores fairly represent the underlying business performance.

The balance between fixed and performance related pay

The majority of each executive director’s total remuneration package is linked to performance. We aim to provide each executive director with an annual total remuneration package comprising fixed and variable pay. On an ongoing basis, the annual total remuneration package includes an incentive opportunity of around 70% for target performance (as a percentage of the total package comprising both annual and long-term incentives). The core components of the total remuneration package are described below. The annual incentive makes up around 20% and the long-term 50% of the total package. The fixed pay element is around 30% (salary 20%; pension and other benefits 10%).

Our approach to market positioning and benchmarking

The market competitiveness of total remuneration (i.e. salary, annual and long-term incentives and benefits) is assessed against a range of relevant comparator groups as follows:

•	Global peers operating in businesses similar to those of Reed Elsevier (including Thomson Reuters, WPP, Pearson, John Wiley, Wolters Kluwer, Dun & Bradstreet, Experian, McGraw-Hill, UBM, DMGT, Informa, Lagardère and FICO).

•	Companies listed on the London Stock Exchange (cross-industry but excluding those in the financial services sector) of a similar size (measured by aggregate market capitalisation) and international scope.

•	Companies listed on the New York Stock Exchange (cross-industry but excluding those in the financial services sector) of a similar size (measured by aggregate market capitalisation) and international scope.

•	Companies listed on the Amsterdam Stock Exchange, cross industry and of a similar size (measured by aggregate market capitalisation) and international scope.

The composition of the respective comparator groups is subject to minor changes year on year reflecting changes in the size, international scope and listing status of specific companies during the year.

The competitiveness of our remuneration packages is assessed by the Committee as part of the annual review cycle for pay and performance, in line with the process set out below.

•	First, the overall competitiveness of the total remuneration packages is assessed. The appropriate positioning of an individual’s total remuneration against the market is determined based on the Committee’s judgement of individual performance and potential.

•	The Committee then considers market data and benchmarks for the different elements of the package including salary, total annual cash and total remuneration.

•	If it is determined that a total remuneration competitive gap exists, the Committee believes that this should be addressed via a review of performance-linked compensation elements in the first instance.

•	Benefits, including medical and retirement benefits, are positioned to reflect local country practice.

The total remuneration package

Each element of the remuneration package for executive directors is designed to achieve specific objectives, as described in the table below. In aggregate, they create a unified and balanced reward mix and competitive employment proposition. The value of the reward package is only maximised through the integrated delivery of annual and longer term performance. Reward for the delivery of business results is connected with reward for value flowing to shareholders. The incentive arrangements are structured in such a way that reward cannot be maximised through inappropriate short term risk-taking.

The table below provides an overview of the component parts of the total remuneration package for executive directors.

Element	Purpose	Performance period	Performance measure

Salary	Positions the role and individual appropriately within the relevant market for executive talent	Not applicable	Reflects the sustained value of an executive’s skills, experience and contribution compared with the relevant talent market

Element	Purpose	Performance period	Performance measure

Annual Incentive	Provides focus on the delivery of stretching annual financial targets and the achievement of annual objectives and milestones that create a platform for sustainable future performance	One year	Annual targets for: revenue, profit, cash flow conversion rate and key performance objectives

Long Term Incentive
• Provides focus on the delivery of the medium to longer term strategy and holds the executive directors accountable for the delivery of that strategy

• Drives value creation via the delivery of sustained financial performance and returns for shareholders
Proposed LTI arrangements and bonus investment plan applicable to 2010 to be submitted to
Bonus Investment	• Encourages personal investment in, and ongoing holding of, Reed Elsevier shares promoting greater alignment with shareholders • Supports the retention of key talent	shareholders for approval at the 2010 Annual General Meetings of Reed Elsevier PLC and Reed Elsevier NV

Retirement benefits	Positioned to ensure broad competiveness with local country practice	Not applicable	Terms and vesting are specific to the individual with reference to the relevant country practice

Each of these remuneration elements is described in greater detail in the remainder of this section.

Salary

Salary reflects the role and the sustained value of the executive in terms of skills, experience and contribution in the context of the relevant market.

Salaries for executive directors are reviewed annually in the context of the competitiveness of total remuneration. Any increases typically take effect on January 1. Base salaries have been frozen for executive directors since January 1, 2008, including with effect from January 1, 2010. Erik Engstrom’s base salary was increased to £1,000,000 per annum from November 11, 2009 following his appointment as CEO of Reed Elsevier Group plc.

Reed Elsevier uses the same factors to determine the levels of increase across all employee populations globally: i.e. relevant pay market, skills, experience and contribution. Reed Elsevier operates across many diverse countries in terms of their remuneration structures and practices. Any increases awarded to different employee groups in different geographies reflect this diversity and range of practices. An increase of approximately 2% on average will be awarded across the senior management population globally for 2010. No increases were provided to senior management in 2009, except for promotions or where significant market adjustments were required. This level of increase is in line with increases provided to the wider employee population.

Annual Incentive Plan (AIP)

The AIP provides focus on the delivery of stretching annual financial targets. It further motivates the achievement of annual objectives and milestones that create a platform for sustainable future performance.

The AIP for 2010

For 2010, executive directors have a target bonus opportunity of 100% of salary (unchanged from 2009) that is weighted as follows across four elements:

Measure	Weighting

— Revenue	30%
— Profit*	30%
— Cash Flow Conversion Rate	10%
— Key Performance Objectives (KPOs)	30%

*	The Profit measure for the CEO and CFO of Reed Elsevier is Adjusted Profit After Tax for the Reed Elsevier combined businesses. The profit measure for the CEO of LexisNexis is Adjusted Operating Profit of LexisNexis.

The target bonus opportunity for the financial measures is payable for the achievement of highly stretching financial targets. The four elements are measured separately, such that there could be a payout on one element and not on others.

The continuing volatile economic environment has made the setting of targets and management of performance within a narrow range significantly more difficult. In view of this, the Committee has decided to widen the payout range under the AIP for 2010 and to make the incentive slope flatter. This means that a smaller bonus would start to accrue for achieving 94% of target (versus the 97.5% entry point for 2009) against each individual financial performance measure. However, the level of out-performance required to achieve the maximum bonus (150% of target and unchanged from 2009) has been substantially increased for 2010. In addition, the Committee has determined that for 2010, executive directors will only be able to earn a bonus of 100% of salary if 2010 profit performance exceeds 2009.

The KPOs are individual to each executive director. Each executive director is set up to six KPOs to reflect critical business priorities for which they are accountable. Against each objective, measurable milestone targets are set for the year. All financial targets and KPOs are approved by the Committee and are subject to formal assessment at the end of each year. The Chairman of Reed Elsevier presents his assessment of performance against KPOs for the CEO of Reed Elsevier Group plc to the Committee whilst the CEO of Reed Elsevier Group plc presents his assessment of KPO performance for the other executive directors. The Committee then discusses and agrees the final KPO score for each executive director.

AIP payout history

Since 2003, only 41% of the bonuses paid to executive directors have been equal to or greater than the target bonus. The highest bonus paid to any director since 2003 was 112.9% of salary, falling short of the maximum bonus opportunity.

AIP Payments for 2009

In assessing the level of bonus payments for 2009, the Committee noted the following performances.

% change
over 2008 at constant
exchange rates
Adjusted
operating
	Revenue	profit

Reed Elsevier	0%	+1%
Elsevier	+4%	+9%
LexisNexis	+14%	+13%

At constant exchange rates, revenue growth was flat (or 6% lower underlying, ie before acquisitions and disposals); costs were reduced, limiting the decline in underlying margins to 80 basis points; and adjusted operating profits were up 1% (or 9% lower underlying).

Elsevier saw continued growth in a challenging market environment. LexisNexis delivered an excellent first year contribution from the ChoicePoint acquisition, with a 44% increase in ChoicePoint’s stand alone adjusted operating profits, and otherwise saw a modest underlying revenue decline against the backdrop of a significant downturn in the legal industry. Reed Exhibitions and Reed Business Information, accounting for 15% of adjusted operating profits, were particularly hard hit by the downturn in advertising and promotion markets. The impact of underlying revenue declines was mitigated by significant restructuring and cost actions across the business.

Post-tax return on capital employed was 10.4%. The reduction from 12.1% reported in 2008 reflects the initially dilutive effect on returns of the ChoicePoint acquisition and the lower adjusted operating profits in the underlying business. Acquisitions typically dilute the overall return initially, but build to deliver longer term returns over Reed Elsevier’s average for the business.

Conversion of 99% of adjusted operating profit into cash confirmed the quality of the earnings reported.

Individual directors achieved solid performance against their key performance objectives. In the context of the highly challenging financial targets set for 2009 however, annual bonuses for directors were below the target level.

Long Term Incentive (LTI)

Provides focus on the delivery of the medium to longer term strategy and holds the executive directors accountable for the delivery of that strategy. Drives value creation via the delivery of sustained financial performance and returns to shareholders.

Long Term Incentive arrangements for 2010

Currently, LTI awards are provided through a mix of performance shares (via the Long Term Incentive Plan) and share options (via the Executive Share Option Scheme). Having reviewed the LTI arrangements over the last few months within the context of the challenging business environment, the changes in senior management during 2009 and Reed Elsevier’s strategy, the Committee has concluded that the current LTIs are no longer best positioned to meet shareholder interests. Therefore, no grants will be made to executive directors under the Executive Share Option Scheme and the Long Term Incentive Plan in 2010.

Instead, the Committee has developed new LTI proposals for 2010 on which it has been consulting with certain of Reed Elsevier’s largest shareholders and key shareholder representative bodies in the UK, the Netherlands and the United States. The Committee believes that the proposed LTI arrangements provides a more appropriate basis for supporting the strategy of Reed Elsevier over the medium to longer term by focusing on a balanced set of performance metrics.

Extensive modelling and scenario analysis was undertaken in order to assess the impact of the proposals using different assumptions. We specifically tested whether the proposed structure encouraged any inappropriate behaviours and excessive risk taking and whether the level of reward that could be earned at different levels of performance was fair and appropriate in the context of value delivered at a given level of performance to shareholders. The Committee concluded from this review that the structure of the proposals combined with the Reed Elsevier governance and risk management processes and clawback provisions provide the necessary checks and balances to prevent excessive risk taking. In addition, a cap will apply to payouts under the new LTI arrangements to ensure that payout levels under the proposals remain within existing parameters.

It is the Committee’s intent to submit a proposal for the 2010 LTI framework for shareholder approval at the 2010 AGMs.

Terms applicable to outstanding awards granted under the prior LTI plans

Executive Share Option Scheme (ESOS)

ESOS awards to executive directors were subject to an annual individual maximum (in terms of the market value of the shares under option) of three times salary. The grants of options were over shares in Reed Elsevier PLC and Reed Elsevier NV at the market price on the date of grant.

A pre-grant performance condition of compound annual growth in adjusted earnings per share at constant currencies (Adjusted EPS) over the three years prior to grant determined the size of the total grant pool available for all participants. The ESOS awards to executive directors are then subject to a further performance test on vesting measured over a three-year period starting on January 1, of the year of grant. The awards granted in 2007 were subject to a performance hurdle of Adjusted EPS of 6%. For awards granted in 2008 and 2009, the Committee increased the hurdle to 8% Adjusted EPS.

Options are exercisable between three and ten years from the date of grant (except for defined categories of approved leavers). In the event of a change of control, the Committee would make an assessment of progress against targets at the time the change of control occurs.

The ESOS awards that vested on March 13, 2009 (i.e. the 2006 ESOS grant) following an Adjusted EPS performance of 12.5% p.a. and the ESOS awards granted in 2009 to the executive directors are disclosed in the share tables on pages 57 to 60.

In respect of ESOS awards granted in 2007, the options awarded to executive directors and former directors lapsed as the performance test was not met.

Long Term Incentive Plan (LTIP)

Since 2003, the LTIP has vested only twice.

Under the LTIP, executive directors were eligible to receive an annual award of performance shares with a target value of up to 135% of salary. The awards were over shares in Reed Elsevier PLC and Reed Elsevier NV. The vesting of the award is subject to performance against two measures: Adjusted EPS and relative TSR performance over the same three-year performance period.

In addition, the vesting of awards is subject to meeting shareholding requirements and, once met, maintaining an ongoing holding at the required level. Participation in the LTIP is subject to the executive agreeing to be bound by strict non-compete provisions. Both of these features will be retained in the proposed new LTI arrangements.

No payout is made under the LTIP unless Reed Elsevier achieves a minimum threshold of Adjusted EPS over a three-year performance period. This is irrespective of the associated TSR performance. The award earned under the EPS condition may be increased or decreased by TSR performance measured against a group of industry peers over three years. The combined effect of the two performance measures is shown in the table below, which sets out the potential vesting as a percentage of the initial target award. There is no retesting of the performance condition.

LTIP potential vesting schedule

Adjusted EPS		TSR ranking
					Upper
2008 &	2007	Below		62.5th	quartile
2009 awards	awards	Median	Median	percentile	and above

Below 10%	Below 8%	0%	0%	0%	0%
10%	8%	28%	35%	42%	49%
12%	10%	80%	100%	120%	140%
14% and above	12% and above	108%	135%	162%	189%

The Committee has full discretion to alter awards granted to participants based on its assessment as to whether the Adjusted EPS and TSR performance fairly reflects the progress of the business having regard to underlying revenue growth, cash generation, return on capital employed and any significant changes in currency and inflation, as well as individual performance.

To the extent that the underlying shares vest, notional dividends (i.e. dividend equivalents) are paid on the vested shares in cash at the end of the three-year performance period.

The TSR comparator group for awards made from 2007 to 2009 is made up of global industry peers. The comparators applicable to the outstanding LTIP awards are set out below.

TSR comparators*	2009 Award	2008 Award	2007 Award

ChoicePoint		✓	✓
DMGT	✓	✓	✓
Dow Jones			✓
Dun & Bradstreet	✓	✓	✓
Emap		✓	✓
Experian	✓
FICO	✓	✓	✓
Informa	✓	✓	✓
John Wiley	✓	✓	✓
Lagardère Groupe	✓	✓	✓
McGraw-Hill	✓	✓	✓
Pearson	✓	✓	✓
Reuters Group			✓
Taylor Nelson Sofres		✓	✓
The Thomson Corp			✓
Thomson Reuters	✓	✓
UBM	✓	✓	✓
Wolters Kluwer	✓	✓	✓
WPP Group	✓	✓	✓

*	Reflects the composition of the comparator group as at the date of grant.

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

In the event of a change of control, the performance test applied under the LTIP would be based on an assessment by the Committee of progress against the Adjusted EPS and TSR targets at the time the change of control occurs (subject to any rollover that may apply).

The 2006 LTIP award vested at maximum (at 189% of target) on February 27, 2009. This level of vesting was based on Adjusted EPS performance of 12.5% p.a. and Reed Elsevier’s TSR ranking at the 76.4th percentile against the peer group of global competitors over the three year performance period ended December 31, 2008. In addition, participants received notional dividends on their vested shares. The aggregate notional dividends per vested Reed Elsevier PLC and Reed Elsevier NV ordinary share were £0.500 and €1.212 respectively. These reflect the dividends paid in 2006, 2007 and 2008 and exclude the special distribution made in January 2008 following the sale of the Education division.

The vested awards are disclosed in the share tables on pages 57 to 60 and the notional dividends paid are disclosed in the table showing the individual emoluments of executive directors on page 53.

In respect of the LTIP awards granted in 2007 to executive directors and former directors, Adjusted EPS performance over the three years ended December 31, 2009 did not reach the minimum level required for vesting. As a result, the 2007-09 LTIP cycle did not vest for these executives.

Bonus Investment

Encourages personal investment in, and ongoing holding of, Reed Elsevier shares to promote greater alignment with shareholders.

Bonus Investment for 2010

The Committee considers it important to encourage personal investment and ongoing shareholding in Reed Elsevier PLC and Reed Elsevier NV securities amongst the senior executive population to develop greater alignment with shareholders. Reed Elsevier operates a Bonus Investment Plan (BIP) which is open to approximately 150 senior executives worldwide. As part of the LTI review, the Committee also reviewed the BIP and is proposing to amend the plan for 2010 and going forward. Therefore no grants will be made in 2010 to executive directors under the prior BIP.

Terms applicable to outstanding awards granted under the prior Bonus Investment Plan

Since the implementation of the BIP in 2003, four of the completed three-year performance cycles have vested.

The vesting of the matching shares is subject to the achievement of an Adjusted EPS hurdle over the three-year performance period. A hurdle rate of 6% per annum applied to the 2007 matching awards which was increased to 8% per annum Adjusted EPS for the 2008 and 2009 matching awards. Awards of matching shares made under the 2009-11 BIP cycle to executive directors during the year and matching awards vested under the 2006-08 BIP cycle are disclosed in the share tables on pages 57 to 60. Adjusted EPS performance over the three years ended December 31, 2008 was 12.5% p.a. and exceeded the performance condition to vest the 2006-08 matching awards.

The Committee determined that the performance condition in respect of the 2007-09 BIP cycle for executive directors and former directors was not met. Consequently, no matching shares vested in respect of this cycle for these executives.

In the event of a change of control, the vesting of the matching shares is subject to the discretion of the Committee.

Shareholding requirement

The shareholding requirement for the CEO of Reed Elsevier Group plc is three times salary and for other executive directors two times salary. Executive directors have five years to build up their shareholding to the required level. Shareholding requirements are also in place for a selected group of senior executives below the board. Meeting the shareholding requirement is a condition of vesting the designated LTIP awards and once met, is a condition of ongoing participation in the LTIP. Those directors who were granted an LTIP award in 2006, and who are subject to ongoing shareholding requirements, well exceeded their requirement in order to vest this award in February 2009.

Details of directors’ shareholdings, as at December 31, 2009, are set out on page 66. As at December 31, 2009, Erik Engstrom already exceeded his new shareholding requirement of three times salary (increased from previously two times following his appointment as CEO of Reed Elsevier Group plc in November 2009) based on his new annual salary.

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

Dilution

The estimated dilution over a ten-year period from outstanding awards if vested over Reed Elsevier PLC shares under all share-based plans was 5.7% of the Reed Elsevier PLC share capital at December 31, 2009. The estimated dilution over the same period in respect of outstanding awards if vested over Reed Elsevier NV shares was 6.2% of the Reed Elsevier NV share capital at December 31, 2009.

Retirement benefits

Retirement benefit provisions are set in the context of the total remuneration for each executive director, taking account of age and service and against the background of evolving legislation and practice in Reed Elsevier’s major countries of operation. Base salary is the only pensionable element of remuneration.

Erik Engstrom and Mark Armour are provided with UK defined benefit pension arrangements under which they accrue a pension of 1/30th of salary for every year of service (up to a maximum of two thirds of salary). The pension is provided through a combination of:

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

Andrew Prozes, a US-based director, is provided with a mixed arrangement of defined benefit and defined contribution. In accordance with US legislation, he has no defined retirement age. On July 17, 2007 he became vested in an annual pension of US$300,000. His basic pension continues to accrue at a rate of $42,857 per annum for each completed year of service between July 17, 2007 and February 1, 2011. In addition, Andrew Prozes will be entitled to receive an enhancement to his annual pension unless he resigns or if his employment is terminated by Reed Elsevier for cause prior to February 1, 2011. Any such enhancement will be equal to $3,721 times the number of completed calendar months between July 1, 2007 and the date of termination or, if earlier, February 1, 2011. For these purposes, his termination date shall be deemed to be 12 months after he ceases employment.

Sir Crispin Davis ceased to be a director on March 19, 2009 and retired on March 31, 2009 at which point he became entitled to a pension of £533,319 p.a. Ian Smith received a monthly cash allowance in lieu of pension equal to 30% of his monthly gross salary until his resignation by mutual agreement on November 10, 2009.

The pension arrangements for all directors (UK and non-UK) include life assurance cover whilst in employment, an entitlement to a pension in the event of ill health or disability and a spouse’s and/or dependants’ pension on death.

The increase in the transfer value of the directors’ pensions, after deduction of contributions, is shown in the table below. Transfer values for the UK directors have been calculated in accordance with the guidance note GN11 published by the UK Institute of Actuaries and Faculty of Actuaries. The transfer values at December 31, 2009 have been calculated using the transfer value basis adopted by the trustees of the pension scheme from October 1, 2008.

The transfer value in respect of individual directors represents a liability in respect of directors’ pensions entitlement, and is not an amount paid or payable to the director.

Transfer values of accrued pension benefits

									Transfer
									value at
									December 31,
									2009 of
								Increase in	increase
					Increase in			accrued	in accrued
			Transfer	Transfer	transfer		Increase in	annual	pension
			value	value	value during	Accrued	accrued	pension	during the
			of accrued	of accrued	the year	annual	annual	during the	year (net
	Age		pension	pension	(net of	pension	pension	year	of inflation
	December 31,	Director’s	December 31,	December 31,	director’s	December 31,	during	(net of	and director’s
	2009	contributions	2008	2009	contributions)	2009	the year	inflation)	contributions)

Mark Armour	55	£6,105	£4,358,939	£5,170,768	£805,724	£304,976	£20,441	£17,884	£297,109
Erik Engstrom	46	£6,105	£271,227	£624,769	£347,437	£49,127	£24,712	£24,492	£305,371
Andrew Prozes	63	—	$5,659,371	$6,719,734	$1,060,363	$515,199	$87,508	$87,508	$1,141,369
Sir Crispin Davis*	60	£1,470	£9,609,144	£10,165,955	£555,341	£533,319	£13,718	£13,718	£260,010

*	Became entitled to a total annual pension of £533,319 upon retirement on March 31, 2009.

Service contracts

Executive directors are employed under service contracts that provide for a maximum of one year’s notice. The contracts neither specify a pre-determined level of severance payment nor contain specific provisions in respect of change in control.

The Committee believes that as a general rule, notice periods should be 12 months and that the directors should, subject to any legal constraints within their base country, be required to mitigate their damages in the event of termination. The Committee will, however, note local market conditions so as to ensure that the terms offered are appropriate to attract and retain top executives operating in global businesses.

The service contracts for executive directors (and for approximately 100 other senior executives) contain the following three provisions:

•	non-compete provisions which prevent them from working with specified competitors, from recruiting Reed Elsevier employees and from soliciting Reed Elsevier customers for a period of 12 months after leaving employment;

•	in the event of their resigning, they will immediately lose all rights to any outstanding awards under the LTIP, ESOS and BIP granted from 2004 onwards including any vested but unexercised options; and

•	in the event that they were to join a specified competitor within 12 months of leaving employment, any gains made in the six months prior to leaving employment on the vesting or exercise of an LTIP, ESOS and BIP award made from 2004 onwards shall be repayable.

Each of the executive directors has/had a service contract, as summarised below:

Expiry date
(subject to
	Contract Date	notice period)	Notice period	Subject to:

M H Armour(i)	October 7, 1996	July 29, 2014	12 months	English law
E Engstrom(i)	June 25, 2004	June 14, 2025	12 months	English law
A Prozes(ii)	July 5, 2000	Indefinite	12 months’ salary payable for termination without cause	New York law
Sir Crispin Davis(i)	July 19, 1999	Ceased to be a director on March 19, 2009 and retired March 31, 2009	—	English law
I Smith(i)	November 3, 2008	Resigned	12 months	English law
November 10, 2009

(i)	Employed by Reed Elsevier Group plc

(ii)	Employed by Reed Elsevier Inc.

Sir Crispin Davis’ retirement arrangements

Sir Crispin Davis’ retirement in March 2009 was subject to the following terms:

•	he would continue to be eligible for a pro rata 2009 annual bonus under the AIP. Any bonus due will be paid in the first quarter of 2010 and will be subject to performance against KPOs in the period up to his retirement and Reed Elsevier financial performance for 2009 in the same way as the bonuses payable to the other executive directors;

•	as is standard practice for retirements early in the year, he did not receive 2009 grants under ESOS and LTIP and did not participate in the 2009 BIP;

•	no termination payments were due since he retired;

•	all unvested share-based awards were treated in accordance with the rules of the plans, and outstanding options remain exercisable for three-and-a-half years from retirement; and

•	his LTIP shareholding requirement ceased on retirement.

Ian Smith’s termination arrangements

Ian Smith’s service contract terminated on November 10, 2009 following his resignation by mutual agreement. The following terms applied in respect of his loss of office:

•	payment of a cash sum on termination, equivalent to an unmitigated payment of seven months’ base salary and benefits. In addition, up to a further five monthly instalments equivalent to 1/12th of his annual salary and benefits will be payable commencing on June 10, 2010, with each instalment reduced by the gross amount of any alternative employment, consulting or advisory income received;

•	payment of fees for legal and other advice;

•	he would continue to be eligible for a 2009 annual bonus under the AIP. The bonus was determined in accordance with the terms of the AIP based on performance against KPOs and Reed Elsevier financial performance for 2009 and the bonus due will be paid in March 2010; and

•	all unvested awards granted under the LTI plans, comprising options granted under ESOS and performance shares granted under the 2008-10 and 2009-11 LTIP cycles lapsed in full on termination.

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

•	Sir Crispin Davis is a non-executive director of GlaxoSmithKline plc and received a fee of £26,250 up to the date of his retirement on March 31, 2009 (£86,250 during 2008 which related to the full calendar year).

•	Andrew Prozes is a non-executive director of the Cott Corporation and received a fee of $127,285 (£81,073) during 2009 ($153,790 (£83,130) during 2008).

•	Ian Smith is a non-executive director of Galiform plc and received a fee of £25,961 up to the date of his resignation on November 10, 2009.

NON-EXECUTIVE DIRECTORS

Policy on non-executive directors’ fees

Reed Elsevier seeks to recruit non-executive directors with the experience to contribute to the boards of a dual-listed global business and with a balance of personal skills that will make a major contribution to the boards and their committee structures. With the exception of Dien de Boer-Kruyt and Marike van Lier Lels since her appointment in January 2010, who serve only on the Supervisory Board of Reed Elsevier NV, non-executive directors, including the Chairman, are appointed to the boards of Reed Elsevier Group plc, Reed Elsevier PLC and the Supervisory Board of Reed Elsevier NV. Non-executive directors’ fees reflect the directors’ membership of the three boards.

The primary source for comparative market data is the practice of FTSE 50 companies, although reference is also made to AEX and US listed companies.

Non-executive directors, including the Chairman, serve under letters of appointment and are not entitled to notice of, or payments following, retirement from the board.

Fee levels

Non-executive directors receive an annual fee in respect of their memberships of the boards of Reed Elsevier PLC, Reed Elsevier NV and Reed Elsevier Group plc. The fee paid to Dien de Boer-Kruyt and Marike van Lier Lels, who serve only on the Supervisory Board of Reed Elsevier NV, reflects their time commitment to that company and to other companies within the Reed Elsevier combined businesses. Non-executive directors are reimbursed for expenses incurred in attending meetings. They do not receive any performance related bonuses, pension provision, share options or other forms of benefit. Fees may be reviewed annually, although in practice they have changed on a less frequent basis.

Non-executive directors’ fees were last reviewed during 2007 and the annual fee rates applicable to non-executive directors have been in effect since January 1, 2008. During 2009, the Board reviewed the Chairman’s fee in context of prevailing fee levels provided by UK companies of a similar size and complexity to Reed Elsevier and the increased time commitment required by the Chairman going forward. The Board approved a Chairman’s fee of £500,000 per annum effective from June 1, 2009 following the appointment of Anthony Habgood as Chairman of Reed Elsevier Group plc.

The chairmanship of the Audit and Remuneration Committees attracts an additional fee of £15,000. The Chairman of Reed Elsevier chairs the Nominations Committee and does not receive a separate fee for his role as chairman of that committee.

Directors’ emoluments and fees

(a)	Aggregate emoluments

The emoluments of the directors of Reed Elsevier PLC and Reed Elsevier NV (including any entitlement to fees or emoluments from either Reed Elsevier Group plc or Elsevier Reed Finance BV) were as follows:

	2009	2008
	(In thousands)

Salaries and fees	£4,016	£4,360
Benefits	360	115
Payments for loss of office	1,124	—
Annual performance-related bonuses	2,294	5,547
Pension contributions	32	51
Payments to former directors*	284	—
Pension in respect of former directors	1,034	429

Total	£9,144	£10,502

*	This reflects notional dividend payments made to Patrick Tierney and Gerard van de Aast on the vesting of the 2006-08 cycle of LTIP of £123,030 and £161,253 respectively.

Ian Smith’s employment ended on November 10, 2009 under the arrangements described on page 52. The payments made to him on termination are included above under ‘Payments for loss of office’. As described on page 51 of the 2008 Annual Report on Form 20-F filed with the SEC on March 13, 2009, Gerard van de Aast’s employment terminated on December 31, 2008. He received a mitigated payment in lieu of notice of £391,000 equivalent to eight months’ service on termination which was paid in January 2009 and which is also included above under ‘Payments for loss of office’.

The 2009 increase in ‘Pension in respect of former directors’ compared to 2008 reflects pension payments made during the year by Reed Elsevier under the unfunded section of the Reed Elsevier pension scheme to Sir Crispin Davis (from April 1, 2009) and Gerard van de Aast (from January 1, 2009).

Details of long-term share-based incentives which vested and were exercised by the directors over shares in Reed Elsevier PLC and Reed Elsevier NV during the year are shown on pages 57 to 60. The aggregate notional pre-tax gain (excluding notional dividends) made by the directors from such incentives during the year was £8,303,637 (2008: £1,857,517). The year on year change reflects in most part the vesting of the 2006-08 LTIP cycle during the year following no LTIP vesting in 2008.

(b)	Individual emoluments of executive directors

							Notional dividends
							on vested 2006-08	Payment for		Total	Total
	Salary		Benefits		Bonus		LTIP cycle	loss of office		2009	2008
	£		£		£		£	£		£	£

M H Armour	613,440		21,855		420,206		172,049	—		1,227,550	1,193,051
E Engstrom	793,131	*	25,970		844,143	****	188,130	—		1,851,374	1,319,618
A Prozes	774,000		16,583		470,399		191,716	—		1,452,698	1,189,120
Sir Crispin Davis (until March 31, 2009)	295,275		7,301		131,397	#	331,268	—		765,241	2,285,147
I Smith (January 1 until November 10, 2009)	775,000		288,261	**	427,500		—	733,250	***	2,224,011	—

Total	3,250,846		359,970		2,293,645		883,163	733,250		7,520,874	5,986,936

*	This reflects the pro-rating of his US dollar salary of $1,192,464 p.a. until November 10, 2009 and his new sterling denominated salary of £1,000,000 p.a. for the remainder of 2009.

**	Includes a cash allowance of £232,500 paid in lieu of pension (equivalent to 30% of salary earned) and a payment of £41,538 in respect of accrued but untaken holiday at the date of termination.

***	As disclosed on page 52, up to a further five instalments equivalent to 1/12th of his annual salary and benefits may be payable. This is, however, subject to mitigation. As termination of the service contract occurred during the first term of office, the terms agreed for the loss of office are in accordance with best practice provision 11.2.8 of the Dutch Code.

****	Erik Engstrom’s 2009 bonus was determined on the basis of Elsevier financials and his original KPOs set at the beginning of 2009.

#	In accordance with standard practice for retirement, Sir Crispin Davis was eligible for a pro rata bonus for 2009 subject to performance against KPOs in the period up to retirement and Reed Elsevier financial performance for 2009. Ian Smith was also eligible for a bonus in accordance with the terms agreed in respect of his loss of office during 2009 subject to Reed Elsevier financial performance determined in the same way as bonuses payable to other executive directors and performance against KPOs.

Benefits principally comprise the provision of a company car or car allowance, health and disability insurance. The IFRS2 fair value of grants made under ESOS, BIP and LTIP during 2009, based on the number of awards as disclosed in the tables on pages 57 to 59 , to executive directors in office on December 31, 2009 is £5,320,633. The number of awards that ultimately vest will depend upon performance against the conditions described on pages 47 to 49.

Andrew Prozes, together with certain other senior US-based executives and managers, is eligible to participate in a bonus deferral plan that affords participants the ability to defer payment of all or part of the annual incentive bonuses otherwise payable to them, provided that such deferral is elected before the amount of such bonus is determined.

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

With the inclusion of the payment for loss of office, Ian Smith was the highest paid director in 2009. All of the share-based awards granted to him during 2009 lapsed in full on termination and he made no notional pre-tax gains on the vesting of any share-based incentives.

(c)	Individual fees of non-executive directors

	2009	2008
	£	£

G J de Boer-Kruyt	42,857	38,095
M W Elliott	70,000	70,000
A Habgood (from June 1, 2009)	291,667	—
L Hook	55,000	55,000
R Polet	55,000	55,000
D E Reid	55,000	55,000
Lord Sharman	70,000	70,000
B van der Veer (from September 3, 2009)	22,321	—
J Hommen (until April 21, 2009)	104,167	277,778
R W H Stomberg (until April 23, 2008)	—	19,841

Total	766,012	640,714

Compensation of executive officers

The aggregate compensation paid during 2009 (and relating to 2009) to those who were executive officers (other than directors) of Reed Elsevier Group plc as a group, for services in such capacities for the year ended December 31, 2009 was £3,810,542 which included contributions made to the pension plans in respect of such officers of £41,900.

BOARD PRACTICES

REED ELSEVIER

The boards of directors of Reed Elsevier PLC and Reed Elsevier NV manage their respective shareholdings in Reed Elsevier Group plc and Elsevier Reed Finance BV. The boards of Reed Elsevier PLC, Reed Elsevier NV and Reed Elsevier Group plc are harmonised. Subject to shareholders of Reed Elsevier PLC and Reed Elsevier NV re-electing retiring directors at their respective Annual General Meetings in 2010, all the directors of Reed Elsevier Group plc will also be directors of Reed Elsevier PLC and of Reed Elsevier NV. For a complete description of the board membership positions and executive officer positions within Reed Elsevier, see “— Directors” and “Senior Management” on pages 40 and 42. Details of the Audit Committees of Reed Elsevier Group plc, Reed Elsevier PLC and Reed Elsevier NV are given under “Item 15: Controls and Procedures” and details of the Remuneration Committee are given under “— Remuneration Committee” on page 42.

REED ELSEVIER GROUP PLC

The Reed Elsevier Group plc board currently consists of three executive directors and seven independent non-executive directors. A person may only be appointed or proposed or recommended for appointment to the board if that person has been nominated for that appointment by the joint Nominations Committee of Reed Elsevier PLC and Reed Elsevier NV. Persons nominated by the joint Nominations Committee will be required to be approved by the Reed Elsevier Group plc board, prior to appointment to the Reed Elsevier Group plc board.

Decisions of the board of directors of Reed Elsevier Group plc require a simple majority, and the quorum required for meetings of the board of Reed Elsevier Group plc is any two directors.

The Reed Elsevier Group plc board has established the following committees:

—	Audit — comprising four independent non-executive directors

—	Remuneration — comprising three independent non-executive directors and the Chairman of Reed Elsevier Group plc

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

REED ELSEVIER PLC

The Reed Elsevier PLC board currently consists of three executive directors and seven independent non-executive directors. A person may only be appointed or proposed or recommended for appointment to the board if that person has been nominated for that appointment by the joint Nominations Committee of Reed Elsevier PLC and Reed Elsevier NV. Persons nominated by the joint Nominations Committee will be required to be approved by the Reed Elsevier PLC board, prior to the appointment to the Reed Elsevier PLC board. A copy of the terms of reference of the Nominations Committee is available on request and can be viewed on the Reed Elsevier website, www.reedelsevier.com. The information on our website is not incorporated by reference into this report. The joint Nominations Committee currently comprises four non-executive directors, all of whom are independent.

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

Reed Elsevier Group plc has established a Remuneration Committee, which is responsible for recommending to the boards the remuneration for the executive directors of Reed Elsevier PLC, Reed Elsevier Group plc and Reed Elsevier NV.

Each director on the Reed Elsevier PLC board is required to retire by rotation at least every three years, and are able then to make themselves available for re-election by shareholders at the Annual General Meeting.

REED ELSEVIER NV

Reed Elsevier NV has a two-tier board structure currently comprising three executive directors (the “Executive Board”) and nine independent non-executive directors (the “Supervisory Board” and, together with the Executive Board, the “Combined Board”, all together referred to as the “Boards”). Members of the Boards shall be appointed by the General Shareholders’ Meeting upon a proposal of the Combined Board based on a nomination for appointment by the joint Nominations Committee of Reed Elsevier NV and Reed Elsevier PLC. The Articles of Association of Reed Elsevier NV provide that a resolution of the General Shareholders’ Meeting to appoint a member of the Boards other than in accordance with a proposal of the Combined Board can only taken by a majority of at least two-thirds of the votes cast if less than one-half of Reed Elsevier NV’s issued capital is represented at the meeting. The joint Nominations Committee comprises four members of the Supervisory Board, all of whom are independent.

The General Shareholders’ Meeting of Reed Elsevier NV shareholders may also, by ordinary resolution, resolve to suspend or dismiss each member from the Boards of Reed Elsevier NV, and in such circumstances that director will also be required to be removed or resign from the Boards of Reed Elsevier PLC and Reed Elsevier Group plc (except in circumstances where there has been a change of control of Reed Elsevier NV and not Reed Elsevier PLC).

The Reed Elsevier NV Supervisory Board has established the following committees:

—	Audit — comprising four independent members of the Reed Elsevier NV Supervisory Board; and

—	Corporate Governance — a joint committee of Reed Elsevier NV and Reed Elsevier PLC, comprising all members of the Supervisory Board and non-executive directors of each company, all of whom are independent.

Reed Elsevier Group plc has established a Remuneration Committee, which is responsible for recommending to the boards the remuneration for the executive directors of Reed Elsevier NV, Reed Elsevier Group plc and Reed Elsevier PLC.

Each member of the Reed Elsevier NV Boards is required to retire by rotation no later than three years after appointment in accordance with a rotation plan drawn up by the Combined Board, and is able then to make themselves available for re-appointment by shareholders at the Annual General Shareholders’ Meeting. The rotation plan is published on the Reed Elsevier website, www.reedelsevier.com. As a general rule, members of the Supervisory Board serve for two three-year terms. The Nominations Committee may recommend that individual members of the Supervisory Board serve up to one additional three-year term.

ELSEVIER REED FINANCE BV

Elsevier Reed Finance BV has a two-tier board structure comprising a Management Board, consisting of three members, and a Supervisory Board, consisting of three members. The members of the Management Board and of the Supervisory Board are appointed by the shareholders of Elsevier Reed Finance BV. The Articles of Association of Elsevier Reed Finance BV provide that certain material resolutions of the Management Board will require the approval of the Supervisory Board. At a meeting of the Supervisory Board valid resolutions can be taken with a simple majority if the majority of the members are present or represented. Pursuant to the Articles of Association of Elsevier Reed Finance BV, there are specific provisions governing the appointment and dismissal of managing directors and members of the Supervisory Board during periods when a notice of suspension as mentioned in the governing agreement between Reed Elsevier PLC and Reed Elsevier NV is in force. These provisions intend to neutralise the influence of a party which has acquired control over either Reed Elsevier PLC or Reed Elsevier NV without having also acquired control in the other.

EMPLOYEES

The average number of employees in continuing operations in the year ended December 31, 2009, was 33,300 (2008: 32,800; 2007: 31,600). Approximately 5,000 were located in the UK (2008: 5,400; 2007: 5,400); 18,000 in North America (2008: 16,600; 2007: 15,600);  2,100 in the Netherlands (2008: 2,400; 2007: 2,400); 4,500 in the rest of Europe (2008: 4,700; 2007: 4,600); and 3,700 in the rest of the world (2008: 3,700; 2007: 3,600). The average number of employees in the business segments in the year ended December 31, 2009 was 6,900 in Elsevier (2008: 7,200 2007: 7,200); 15,400 in LexisNexis (2008: 13,800; 2007: 13,400); 2,600 in Reed Exhibitions (2008: 2,700; 2007: 2,600); 7,500 in Reed Business Information (2008: 8,300; 2007: 8,100); and 900 in corporate/shared functions (2008: 800; 2007: 300). At December 31, 2009 the number of employees was approximately 32,300, which comprised 6,800 in Elsevier; 15,200 in LexisNexis; 2,500 in Reed Exhibitions; 6,900 in Reed Business Information; and 900 in corporate/shared functions.

The average number of employees employed by discontinued operations in the year ended December 31, 2009 was nil (2008: 100; 2007: 4,300).

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

SHARE OWNERSHIP

Share-based awards in Reed Elsevier PLC and Reed Elsevier NV

Details of vested (in italics) and unvested options and unvested restricted shares and restricted shares vested during the year (in italics) held by directors in Reed Elsevier PLC (“PLC”) and Reed Elsevier NV (“NV”) as at December 31, 2009 are shown in the tables in this section. The vesting of outstanding unvested awards is subject to performance conditions in accordance with the provisions of the respective plan rules. For disclosure purposes, any PLC and NV ADRs awarded to directors under the BIP have been converted into ordinary share equivalents. The market price on award for BIP and LTIP, gains on the exercise of options and any notional gains on vesting are based on the middle market price of the respective security.

Mark Armour

			No. of	No. of		No. of		Gross	No. of
			options	options		options	Market	gains	options
			held on	granted		exercised	price per	made on	held on	Unvested	Options
	Year of	Option	Jan 1,	during	Option	during	share at	exercise	Dec 31,	options	exercisable
Options	grant	over:	2009	2009	price	2009	exercise	£/€	2009	vesting on:	until:

ESOS	1999	PLC ord	*33,600		£5.375				—		—

		NV ord	*20,244		€13.55				—		—

	2001	PLC ord	62,974		£6.590				62,974		Feb 23, 2011

		NV ord	44,882		€14.75				44,882		Feb 23, 2011

	2002	PLC ord	74,000		£6.000				74,000		Feb 22, 2012

		NV ord	51,926		€13.94				51,926		Feb 22, 2012

	2005	PLC ord	150,422		£5.335				150,422		Feb 17, 2015

		NV ord	102,618		€11.31				102,618		Feb 17, 2015

	2006	PLC ord	158,836		£5.305				158,836		Mar 13, 2016

		NV ord	106,720		€11.47				106,720		Mar 13, 2016
	2007	PLC ord	130,740		£6.445				130,740	Feb 17, 2010	Feb 17, 2017

		NV ord	86,347		€14.51				86,347	Feb 17, 2010	Feb 17, 2017
	2008	PLC ord	144,000		£6.275				144,000	Feb 21, 2011	Feb 21, 2018

		NV ord	94,000		€12.21				94,000	Feb 21, 2011	Feb 21, 2018
	2009	PLC ord		147,692	£5.420				147,692	Feb 19, 2012	Feb 19, 2019

		NV ord		95,899	€9.415				95,899	Feb 19, 2012	Feb 19, 2019

LTIP	2004	PLC ord	290,481		£4.872				290,481		Feb 19, 2014

		NV ord	199,467		€10.57				199,467		Feb 19, 2014

SAYE	2004	PLC ord	4,329		£3.776	4,329	£4.75	£4,216	—		—

Total PLC ords			1,049,382	147,692		4,329		£4,216	1,159,145

Total NV ords			706,204	95,899					781,859

*	Options lapsed unexercised during the year

			No. of						No. of
			unvested	No. of		No. of		Notional	unvested
			shares	shares	Market	shares	Market	gross	shares
			held on	awarded	price per	vested	price per	gains at	held on
	Year of	Type of	Jan 1,	during	share at	during	share at	vesting	Dec 31,	Date of
Shares	grant	security	2009	2009	award	2009	vesting	£/€	2009	vesting

BIP	2006	PLC ord	21,653		£5.470	21,653	£4.940	£106,966	—	Apr 3, 2009
		NV ord	14,306		€11.74	14,306	€8.140	€116,451	—	Apr 3,2009
	2007	PLC ord	19,859		£6.155				19,859	Apr 4, 2010
		NV ord	13,371		€13.49				13,371	Apr 4, 2010
	2008	PLC ord	25,291		£6.600				25,291	Apr 8, 2011
		NV ord	16,993		€12.44				16,993	Apr 8, 2011
	2009	PLC ord		27,886	£4.985				27,886	Apr 8, 2012
		NV ord		18,568	€8.201				18,568	Apr 8. 2012
LTIP	2006	PLC ord	75,075		£5.350	141,891	£5.245	£744,218	—	Feb 27, 2009
		NV ord	49,434		€11.76	93,430	€8.864	€828,163	—	Feb 27, 2009
	2007	PLC ord	61,775		£6.445				61,775	Feb 17, 2010
		NV ord	40,799		€14.51				40,799	Feb 17, 2010
	2008	PLC ord	67,000		£6.275				67,000	Feb 21, 2011
		NV ord	44,000		€12.21				44,000	Feb 21, 2011
	2009	PLC ord		76,397	£5.420				76,397	Feb 19, 2012
		NV ord		49,605	€9.415				49,605	Feb 19, 2012

Total PLC ords			270,653	104,283		163,544		£851,184	278,208
Total NV ords			178,903	68,173		107,736		€944,614	183,336

Erik Engstrom

			No. of	No. of		No. of		Gross	No. of
			options	options		options	Market	gains	options
			held on	granted		exercised	price per	made on	held on	Unvested	Options
	Year of	Option	Jan 1,	during	Option	during	share at	exercise	Dec 31,	options	exercisable
Options	grant	over:	2009	2009	price	2009	exercise	£/€	2009	vesting on:	until:

ESOS	2004	PLC ord	63,460		£4.780				63,460		Aug 23, 2014
		NV ord	43,866		€10.30				43,866		Aug 23, 2014
	2005	PLC ord	154,517		£5.335				154,517		Feb 17, 2015
		NV ord	105,412		€11.31				105,412		Feb 17, 2015
	2006	PLC ord	178,895		£5.305				178,895		Mar 13, 2016
		NV ord	120,198		€11.47				120,198		Mar 13, 2016
	2007	PLC ord	130,060		£6.445				130,060	Feb 17, 2010	Feb 17, 2017
		NV ord	85,897		€14.51				85,897	Feb 17, 2010	Feb 17, 2017
	2008	PLC ord	143,000		£6.275				143,000	Feb 21, 2011	Feb 21, 2018
		NV ord	94,000		€12.21				94,000	Feb 21, 2011	Feb 21, 2018
	2009	PLC ord		146,923	£5.420				146,923	Feb 19, 2012	Feb 19, 2019
		NV ord		95,399	€9.415				95,399	Feb 19, 2012	Feb 19, 2019
LTIP	2004	PLC ord	325,163		£4.78				325,163		Aug 23, 2014
		NV ord	224,766		€10.30				224,766		Aug 23, 2014

Total PLC ords			995,095	146,923					1,142,018
Total NV ords			674,139	95,399					769,538

			No. of						No. of
			unvested	No. of		No. of		Notional	unvested
			shares	shares	Market	shares	Market	gross	shares
			held on	awarded	price per	vested	price per	gains at	held on
	Year of	Type of	Jan 1,	during	share at	during	share at	vesting	Dec 31,	Date of
Shares	grant	security	2009	2009	award	2009	vesting	£/€	2009	vesting

BIP	2006	NV ord	29,442		€11.74	29,442	€8.14	€239,658	—	Apr 3, 2009
	2007	NV ord	27,572		€13.49				27,572	Apr 4, 2010
	2008	NV ord	30,318		€12.44				30,318	Apr 8, 2011
	2009	NV ord		57,216	€8.201				57,216	Apr 8, 2012
LTIP	2006	PLC ord	82,092		£5.350	155,153	£5.245	£813,777	—	Feb 27, 2009
		NV ord	54,055		€11.76	102,163	€8.864	€905,573	—	Feb 27, 2009
	2007	PLC ord	61,453		£6.445				61,453	Feb 17, 2010
		NV ord	40,586		€14.51				40,586	Feb 17, 2010
	2008	PLC ord	68,500		£6.275				68,500	Feb 21, 2011
		NV ord	45,000		€12.21				45,000	Feb 21, 2011
	2009	PLC ord		103,902	£5.420				103,902	Feb 19, 2012
		NV ord		67,465	€9.415				67,465	Feb 19, 2012

Total PLC ords			212,045	103,902		155,153		£813,777	233,855
Total NV ords			226,973	124,681		131,605		€1,145,231	268,157

Andrew Prozes

			No. of	No. of		No. of		Gross	No. of
			options	options		options	Market	gains	options
			held on	granted		exercised	price per	made on	held on	Unvested	Options
	Year of	Option	Jan 1,	during	Option	during	share at	exercise	Dec 31,	options	exercisable
Options	grant	over:	2009	2009	price	2009	exercise	£/€	2009	vesting on:	until

ESOS	2000	PLC ord	188,281		£5.660				188,281		Aug 9, 2010
		NV ord	131,062		€13.60				131,062		Aug 9, 2010
	2001	PLC ord	83,785		£6.590				83,785		Feb 23, 2011
		NV ord	59,714		€14.75				59,714		Feb 23, 2011
	2002	PLC ord	103,722		£6.000				103,722		Feb 22, 2012
		NV ord	72,783		€13.94				72,783		Feb 22, 2012
	2003	PLC ord	132,142		£4.515				132,142		Feb 21, 2013
		NV ord	94,086		€9.34				94,086		Feb 21, 2013
	2004	PLC ord	162,666		£4.872				162,666		Feb 19, 2014
		NV ord	111,699		€10.57				111,699		Feb 19, 2014
	2005	PLC ord	154,517		£5.335				154,517		Feb 17, 2015
		NV ord	105,412		€11.31				105,412		Feb 17, 2015
	2006	PLC ord	182,303		£5.305				182,303		Mar 13, 2016
		NV ord	122,487		€11.47				122,487		Mar 13, 2016
	2007	PLC ord	132,537		£6.445				132,537	Feb 17, 2010	Feb 17, 2017
		NV ord	87,533		€14.51				87,533	Feb 17, 2010	Feb 17, 2017
	2008	PLC ord	145,000		£6.275				145,000	Feb 21, 2011	Feb 21, 2018
		NV ord	96,000		€12.21				96,000	Feb 21, 2011	Feb 21, 2018
	2009	PLC ord		149,722	£5.420				149,722	Feb 19, 2012	Feb 19, 2019
		NV ord		97,216	€9.415				97,216	Feb 19, 2012	Feb 19, 2019
LTIP	2004	PLC ord	304,558		£4.872				304,558		Feb 19, 2014
		NV ord	209,133		€10.57				209,133		Feb 19, 2014

Total PLC ords			1,589,511	149,722					1,739,233
Total NV ords			1,089,909	97,216					1,187,125

			No. of						No. of
			unvested	No. of		No. of		Notional	unvested
			shares	shares	Market	shares	Market	gross	shares
			held on	awarded	price per	vested	price per	gains at	held on
	Year of	Type of	Jan 1,	during	share at	during	share at	vesting	Dec 31,	Date of
Shares	grant	security	2009	2009	award	2009	vesting	£/€	2009	vesting

BIP	2006	PLC ord	26,400		£5.470	26,400	£4.94	£130,416	—	Apr 3, 2009
		NV ord	17,636		€11.74	17,636	€8.14	€143,557	—	Apr 3, 2009
	2007	PLC ord	21,548		£6.155				21,548	Apr 4, 2010
		NV ord	14,574		€13.49				14,574	Apr 4, 2010
	2008	PLC ord	20,030		£6.600				20,030	Apr 8, 2011
		NV ord	13,505		€12.44				13,505	Apr 8, 2011
	2009	PLC ord		32,335	£4.985				32,335	Apr 8, 2012
		NV ord		21,626	€8.201				21,626	Apr 8, 2012
LTIP	2006	PLC ord	83,656		£5.350	158,109	£5.245	£829,282	—	Feb 27, 2009
		NV ord	55,085		€11.76	104,110	€8.864	€922,831	—	Feb 27, 2009
	2007	PLC ord	62,623		£6.445				62,623	Feb 17, 2010
		NV ord	41,359		€14.51				41,359	Feb 17, 2010
	2008	PLC ord	68,000		£6.275				68,000	Feb 21, 2011
		NV ord	44,500		€12.21				44,500	Feb 21, 2011
	2009	PLC ord		105,881	£5.420				105,881	Feb 19, 2012
		NV ord		68,750	€9.415				68,750	Feb 19, 2012

Total PLC ords			282,257	138,216		184,509		£959,698	310,417
Total NV ords			186,659	90,376		121,746		€1,066,388	204,314

Sir Crispin Davis

Sir Crispin Davis ceased to be a director on March 19, 2009 and formally retired on March 31, 2009. The tables below reflect the position as at March 31, 2009.

			No. of	No. of		No. of		Gross	No. of
			options	options		options	Market	gains	options
			held on	granted		exercised	price per	made on	held on		Unvested	Options
	Year of	Option	Jan 1,	during	Option	during	share at	exercise	Mar 31,		options	exercisable
Options	grant	over:	2009	2009	price	2009	exercise	£/€	2009		vesting on:	until:

ESOS	1999	PLC ord	321,199		£4.67	150	£5.01	£51	321,049	*		Sep 1, 2009
		NV ord	191,550		€12.00				191,550	*		Sep 1, 2009
	2000	PLC ord	171,821		£4.365				171,821			May 2, 2010
		NV ord	120,245		€10.73				120,245			May 2, 2010
	2001	PLC ord	122,914		£6.590				122,914			Feb 23, 2011
		NV ord	87,601		€14.75				87,601			Feb 23, 2011
	2002	PLC ord	148,500		£6.000				148,500			Feb 22, 2012
		NV ord	104,204		€13.94				104,204			Feb 22, 2012
	2003	PLC ord	209,192		£4.515				209,192			Sep 30, 2012
		NV ord	148,946		€9.34				148,946			Sep 30, 2012
	2004	PLC ord	305,303		£4.872				305,303			Sep 30, 2012
		NV ord	209,645		€10.57				209,645			Sep 30, 2012
	2005	PLC ord	292,409		£5.335				292,409			Sep 30, 2012
		NV ord	199,481		€11.31				199,481			Sep 30, 2012
	2006	PLC ord	305,824		£5.305				305,824			Sep 30, 2012
		NV ord	205,480		€11.47				205,480			Sep 30, 2012
	2007	**PLC ord	251,730		£6.445				188,797			Sep 30, 2012
		**NV ord	166,254		€14.51				124,690			Sep 30, 2012
	2008	**PLC ord	276,000		£6.275				115,000			Sep 30, 2012
		**NV ord	182,000		€12.21				75,833			Sep 30, 2012
LTIP	2004	PLC ord	571,616		£4.872				571,616			Sep 30, 2012
		NV ord	392,516		€10.57				392,516			Sep 30, 2012
SAYE	2006	PLC ord	3,793		£4.244				3,793			Sep 30, 2009

Total PLC ords			2,980,301	—		150		£51	2,756,218
Total NV ords			2,007,922	—					1,860,191

*	The options lapsed unexercised on September 1, 2009

			No. of						No. of
			unvested	No. of		No. of		Notional	unvested
			shares	shares	Market	shares	Market	gross	shares
			held on	awarded	price per	vested	price per	gains at	held on
	Year of	Type of	Jan 1,	during	share at	during	share at	vesting	Mar 31,	Date of
Shares	grant	security	2009	2009	award	2009	vesting	£/€	2009	vesting

BIP	2006	PLC ord	42,092		£5.470				42,092	Apr 4, 2009

		NV ord	27,810		€11.74				27,810	Apr 4, 2009

	2007	PLC ord	74,708		£6.155				74,708	Apr 4, 2010

	2008	PLC ord	96,227		£6.600				96,227	Apr 8, 2011

LTIP	2006	PLC ord	144,550		£5.350	273,199	£5.245	£1,432,929	—	Feb 27, 2009

		NV ord	95,181		€11.76	179,892	€8.864	€1,594,563	—	Feb 27, 2009

	2007	**PLC ord	118,942		£6.445				89,206	Feb 17, 2010

		**NV ord	78,555		€14.51				58,916	Feb 17, 2010

	2008	**PLC ord	129,000		£6.275				53,750	Feb 21, 2011

		**NV ord	85,000		€12.21				35,416	Feb 21, 2011

Total PLC ords			605,519	—		273,199		£1,432,929	355,983

Total NV ords			286,546	—		179,892		€1,594,563	122,142

**	All awards granted in 2007 and 2008 under ESOS and LTIP have been prorated for service.

Ian Smith

Ian Smith ceased to be a director on November 10, 2009. The tables below reflect the position as at November 10, 2009.

			No. of	No. of		No. of		Gross	No. of
			options	options		options	Market	gains	options
			held on	granted		exercised	price per	made on	held on	Unvested	Options
	Year of	Option	Jan 1,	during	Option	during	share at	exercise	Nov 10,	options	exercisable
Options	grant	over:	2009	2009	price	2009	exercise	£/€	2009	vesting on:	until:

ESOS	2009	PLC ord		83,025	£5.420				—	Lapsed
		NV ord		53,910	€9.415				—	Lapsed
SAYE	2009	PLC ord	—	3,896	£4.016				—	Lapsed

Total PLC ords			—	86,921					—
Total NV ords			—	53,910					—

				No. of						No. of
				unvested	No. of		No. of		Notional	unvested
				shares	shares	Market	shares	Market	gross	shares
				held on	awarded	price per	vested	price per	gains at	held on
	Year of		Type of	Jan 1,	during	share at	during	share at	vesting	Nov 10,	Date of
Shares	grant		security	2009	2009	award	2009	vesting	£/€	2009	vesting

LTIP	2009	*	PLC ord		64,541	£6.275				—	Lapsed
			NV ord		43,956	€12.21				—	Lapsed
	2009		PLC ord		112,084	£5.420				—	Lapsed
			NV ord		72,778	€9.415				—	Lapsed

Total PLC ords				—	176,625					—
Total NV ords				—	116,734					—

*	Pro-rated target grant under the 2008-10 LTIP cycle equivalent to 90% of salary.

Options granted under ESOS vest on the third anniversary and expire on the tenth anniversary of the date of grant. The proportion of the target award that may vest in relation to the 2007, 2008 and 2009 LTIP grants is subject to growth in Adjusted EPS and relative TSR measured against a group of competitor companies during the performance period. The number of shares subject to the target award are reflected in the above tables which are determined by reference to an assumed achievement of growth in Adjusted EPS of 12% for the 2008 award (10% for the 2007 LTIP grants) and median TSR, which would result in 100% of the award vesting. Depending on actual Adjusted EPS growth and TSR, the proportion of the award that may vest could be lower or higher. The maximum that can potentially vest in respect of LTIP is 189% of the number of shares comprised in the target awards shown in the tables above. In respect of ESOS and BIP, the maximum that can vest corresponds to the number of shares disclosed in the table.

Options under the SAYE scheme, in which all eligible UK employees are invited to participate, are granted at a maximum discount of 20% to the market price at time of grant. They are normally exercisable after the expiry of three or five years from the date of grant. No performance targets are attached to these option grants as it is an all-employee scheme.

The middle market prices of a Reed Elsevier PLC ordinary share on the date of the 2009 award under BIP and LTIP were £4.985 and £5.42 respectively. The middle market prices of a Reed Elsevier NV ordinary share on the date of the 2009 award under BIP and LTIP were €8.201 and €9.415 respectively.

The middle market price of a Reed Elsevier PLC ordinary share during the year was in the range of £4.20 to £5.595 and at December 31, 2009 was £5.115. The middle market price of a Reed Elsevier NV ordinary share during the year was in the range of €7.19 to €9.415 and at December 31, 2009 was €8.601.

Share-based awards made and share awards vested since December 31, 2009 in respect of the executive directors in office as at December 31, 2009

(i)	Awards made

During 2009, the Committee reviewed the long-term incentive (LTI) arrangements in the context of the changes in the senior leadership team during the year, Reed Elsevier’s strategy and the late cycle impact on our professional markets of the recent global economic recession.

The Committee concluded from this review that the existing LTI arrangements, with their primary focus on earnings growth, are no longer best positioned to meet shareholder interests and thus developed proposals for new LTI arrangements for 2010. The new arrangements consist of a one-off plan, the Reed Elsevier Group plc Growth Plan (the ‘Growth Plan’), under which awards will only be made in 2010, subject to shareholder approval and a successor plan to the current Reed Elsevier Group plc Bonus Investment Plan 2003 (the ‘BIP 2003’). The new plan is the Reed Elsevier Group plc Bonus Investment Plan 2010 (the ‘BIP 2010’), which is proposed to operate on an annual rolling basis from 2010.

Both plans will be submitted to shareholders for approval at the 2010 Annual General Meetings of Reed Elsevier PLC and Reed Elsevier NV in April 2010. The Growth Plan will operate for executive directors in 2010 instead of the Reed Elsevier Group plc Share Option Scheme (the ‘ESOS’) and the Reed Elsevier Group plc Long Term Incentive Share Option Scheme (the ‘LTIP’). The BIP 2010 will operate instead of BIP 2003 for executive directors in 2010.

(ii)	Awards vested

The Committee determined that the performance condition in respect of awards granted to executive directors under the 2007-09 cycles of ESOS and BIP were not met. Therefore, these awards lapsed for executive directors. In respect of LTIP awards granted under the 2007-09 LTIP cycle to executive directors, the Committee also determined that Adjusted EPS performance over the three years ended December 31, 2009 did not reach the minimum level required for vesting. As a result, the 2007-09 LTIP cycle lapsed for executive directors.

REED ELSEVIER

As of December 31, 2009 Reed Elsevier operated and had granted share options and restricted shares under a number of equity-based compensation plans as follows:

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

During 2009, the Committee reviewed the LTI arrangements in the context of the changes in the senior leadership team during the year, Reed Elsevier’s strategy and the late cycle impact on our professional markets of the recent global economic recession.

The Committee concluded from this review that the existing LTI arrangements, with their primary focus on earnings growth, are no longer best positioned to meet shareholder interests and thus developed proposals for new LTI arrangements for 2010. The new arrangements consist of a one-off plan, the Reed Elsevier Group plc Growth Plan (the ‘Growth Plan’), under which awards will only be made in 2010, subject to shareholder approval and a successor plan to the current Reed Elsevier Group plc Bonus Investment Plan 2003 (the ‘BIP 2003’). The new plan is the Reed Elsevier Group plc Bonus Investment Plan 2010 (the ‘BIP 2010’), which is proposed to operate on an annual rolling basis from 2010.

Both plans will be submitted to shareholders for approval at the 2010 Annual General Meetings of Reed Elsevier PLC and Reed Elsevier NV in April 2010. The Growth Plan will operate for executive directors in 2010 instead of the Reed Elsevier Group plc Share Option Scheme (the ‘ESOS’) and the Reed Elsevier Group plc Long Term Incentive Share Option Scheme (the ‘LTIP’). The BIP 2010 will operate instead of BIP 2003 for executive directors in 2010.

As at March 18, 2010 Reed Elsevier’s executive share-based compensation plans comprise:

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

In addition, since 2006, participants, other than directors, in the Reed Elsevier Group plc executive share option schemes (see (a) above) have been able to choose to convert all or part of their option award into restricted shares based on a pre-determined conversion ratio of one share for every five options they would otherwise have been awarded, and the plan is the vehicle used to facilitate such conversions. The restricted shares vest after the expiry of three years from the date of grant, subject to the participant remaining employed by Reed Elsevier or a participating company under its control. The restricted shares awarded are satisfied by market purchase shares.

Awards made under this plan may not be transferred, assigned, charged or otherwise alienated by anyone except as permitted by law in the event of death.

On termination of employment, unvested awards made under the plan lapse other than in certain specified circumstances or as determined by the Remuneration Committee.

(c)	Reed Elsevier NV executive option arrangements

Under arrangements operated by Reed Elsevier NV (the “Reed Elsevier NV Executive Option Arrangements”), options to subscribe for Reed Elsevier NV ordinary shares were granted in 1999 to the members of the Executive Board and to a small number of other senior executives based in the Netherlands. Such options give the beneficiary the right, at any time during periods of either five years or ten years following the date of the grant, to purchase Reed Elsevier NV ordinary shares. Options were granted at an exercise price equal to the market price on the date of grant. During 1999, options were granted with an exercise period of five years at an exercise price 26% above the market price at the date of grant, or with an exercise period of 10 years at an exercise price equal to the market price at the date of grant, or a combination of both. All remaining options under this scheme expired during 2009.

(d)	Long term incentive plans

From 2006 onwards a small number of key senior executives (approximately 120) have received an annual award, consisting solely of performance shares, under the Reed Elsevier Group plc Long Term Incentive Share Option Scheme (the “2003 LTIS”). Grants will vest subject to the achievement of an Adjusted EPS performance target over a three year performance period, and an additional TSR performance target over the same three year period. From 2008 the minimum level of compound Adjusted EPS growth is 10% per annum (previously 8% per annum), with maximum vesting (under the Adjusted EPS measure) being achieved for growth of 14% per annum (previously 12% per annum). Any award earned through EPS performance may then be increased or decreased in line with Reed Elsevier’s TSR performance against a selected international comparator group over the three year period. The maximum increase will be applied at upper quartile or higher levels of TSR achievement. The award will lapse if Reed Elsevier fails to achieve the minimum threshold of 10% per annum Adjusted EPS growth (previously 8% per annum), irrespective of the associated TSR performance. Any shares which vest will be treated as attracting notional dividends during the performance period.

Participants in the 2003 LTIS are required to build up a significant personal shareholding in Reed Elsevier PLC and/or Reed Elsevier NV. The shareholding requirement for the Chief Executive Officer is three times salary and for other executive directors the requirement is two times salary. Executives have five years to build up their shareholding to the required level. Meeting the shareholding requirement is a condition of vesting the designated LTIS awards and once met, is a condition of ongoing participation in the LTIS.

The Committee continues to have full discretion to alter awards granted to participants based on its assessment as to whether the Adjusted EPS and TSR performance fairly reflects the progress of the business having regard to underlying revenue growth, cash generation, return on capital and any significant changes in inflation as well as individual performance.

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

Share options and conditional share awards

At February 17, 2010 the total number of ordinary shares subject to outstanding options was:

	Number of
	outstanding	Options over	Option price
	options	shares	range

Reed Elsevier Group plc SAYE Share Option Schemes	2,445,349	Reed Elsevier PLC	377.60p — 504.00p
Reed Elsevier NV Convertible Debenture Stock Scheme	2,620,450	Reed Elsevier NV	€7.354 — €15.43
Reed Elsevier Group plc Executive Share Option Schemes	30,025,377	Reed Elsevier PLC	420.00p — 700.00p
	21,257,662	Reed Elsevier NV	€7.301 — €16.00
Reed Elsevier Group plc Long Term Incentive Share Option Scheme	2,313,166	Reed Elsevier PLC	478.00p — 524.50p
	1,800,840	Reed Elsevier NV	€10.30 — €11.35

Share options are expected, upon exercise, to be met principally by the issue of new ordinary shares, but may also be met from shares held by the Reed Elsevier Group plc Employee Benefit Trust.

At February 17, 2010 the following nil cost conditional share awards were also outstanding:

	Number of
	outstanding	Awards over
	awards	shares in

Reed Elsevier Group plc Long Term Incentive Share Option Scheme	3,785,321	Reed Elsevier PLC
	2,461,581	Reed Elsevier NV
Reed Elsevier Group plc Retention Share Plan	1,322,336	Reed Elsevier PLC
	853,960	Reed Elsevier NV
Reed Elsevier Group plc Bonus Investment Plan*	1,750,901	Reed Elsevier PLC
	796,626	Reed Elsevier NV

*	For disclosure purposes, any Reed Elsevier PLC and Reed Elsevier NV ADRs awarded under this plan have been converted into ordinary share equivalents.

These awards will be met by the Reed Elsevier Group plc Employee Benefit Trust from shares purchased in the market. Options and awards granted under the schemes are not transferable and may be exercised only by the persons to whom they are granted or their personal representatives.

REED ELSEVIER

Share ownership

The interests of those individuals who were directors of Reed Elsevier PLC and Reed Elsevier NV as at December 31, 2009 in the issued share capital of the respective companies at the beginning and end of the year are shown below.

	Reed Elsevier PLC		Reed Elsevier NV
	ordinary shares		ordinary shares
	January 1,	December 31,	January 1,	December 31,
	2009*	2009	2009*	2009

Mark Armour	131,572	248,742	62,384	136,889
Dien de Boer-Kruyt	—	—	—	—
Mark Elliott	—	—	—	—
Erik Engstrom	77,856	107,040	211,760	365,580
Anthony Habgood	—	50,000	—	—
Lisa Hook	—	—	—	—
Robert Polet	—	—	—	—
Andrew Prozes	231,709	148,142	168,676	112,004
David Reid	—	—	—	—
Lord Sharman	—	—	—	—
Ben van der Veer	—	—	1,298	1,298

*	On date of appointment if subsequent to January 1, 2009.

The interests of the executive directors of Reed Elsevier PLC and Reed Elsevier NV in the issued share capital of the respective companies as at March 15, 2010 were:

	Interest in	Interest in
	Reed Elsevier	Reed Elsevier
	PLC ordinary	NV ordinary
	shares	shares

M H Armour	248,742	136,889
E Engstrom	107,040	365,581
A Prozes	148,142	112,004

Employee Benefit Trust

Any ordinary shares required to satisfy entitlements under nil cost restricted share awards or performance share awards are provided by the Employee Benefit Trust (EBT) from market purchases. As a potential beneficiary under the EBT in the same way as other employees of Reed Elsevier, each executive director is deemed to be interested in all the shares held by the EBT which at December 31, 2009 amounted to 15,350,605 Reed Elsevier PLC ordinary shares (1.23% of issued share capital) and 8,219,196 Reed Elsevier NV ordinary shares (1.13% of issued share capital).

Shares and options held by executive officers

The following table indicates the total aggregate number of Reed Elsevier PLC ordinary shares and Reed Elsevier NV ordinary shares beneficially owned and the total aggregate number of share options and conditional share awards granted to the executive officers (other than directors) of Reed Elsevier Group plc (seven persons) as a group in office as of February 17, 2010:

Reed
		Elsevier	Reed		Reed
	Reed	PLC	Elsevier		Elsevier NV	Reed
	Elsevier	ordinary	PLC	Reed	ordinary	Elsevier NV
	PLC	shares	conditional	Elsevier NV	shares	conditional
	ordinary	subject to	share	ordinary	subject to	share
	shares	options	awards	shares*	options	awards

Executive officers (other than directors) as a group	503,835	1,116,513	842,336	142,069	797,976	372,430

*	The Reed Elsevier NV ordinary shares are in registered form, although most ordinary shares are traded in the Dutch Security giro system administered by Euroclear Netherlands.

The options over Reed Elsevier PLC ordinary shares included in the above table are exercisable at prices ranging from 424.0p to 700p per share and between the date hereof and 2019. The options over Reed Elsevier NV ordinary shares included in the above table are exercisable at prices ranging from €9.34 to €15.66 per share and between the date hereof and 2019. The Reed Elsevier PLC and Reed Elsevier NV conditional share awards included in the above table will vest between 2010 and 2012.

ITEM 7: MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

REED ELSEVIER PLC

As of March 15, 2010 Reed Elsevier PLC had received notification of disclosable interests, in accordance with the UK Disclosure and Transparency Rules(1), of 3% or more in the issued Reed Elsevier PLC ordinary shares:

Identity of Person or Group	% of Class

Lloyds Banking Group plc	4.95
Legal & General Group plc	3.95
Silchester International Investors Limited	3.03

(1)	Under UK Law, subject to certain limited exceptions, persons or groups owning or controlling 3% or more of the issued Reed Elsevier PLC ordinary shares are required to notify Reed Elsevier PLC of the level of their holdings.

As far as Reed Elsevier PLC is aware, except as disclosed herein, it is neither directly or indirectly owned nor controlled by one or more corporations or by any government.

At December 31, 2009 there were 20,467 ordinary shareholders, including the depository for Reed Elsevier PLC’s ADR programme, with a registered address in the United Kingdom, representing 99.41% of shares issued.

Reed Elsevier PLC is not aware of any arrangements the operation of which may at a subsequent date result in a change in control of Reed Elsevier PLC. The major shareholders of Reed Elsevier PLC do not have different voting rights to other ordinary shareholders.

REED ELSEVIER NV

As of March 15, 2010 Reed Elsevier NV is aware of the following disclosable interests of 5% or more in the issued Reed Elsevier NV ordinary shares based on the public database of and on notification received from the Netherlands Authority for the Financial Markets(1) or provided as a Schedule 13G filing(2):

Identity of Person or Group	% of Class

Reed Elsevier PLC(3)	5.8
ING Group N.V.	5.3
Morgan Stanley	5.2
Mondrian Investment Partners Limited	5.0

(1)	Under Article 5:38 of the Netherlands Financial Markets Supervision Act, any person acquiring or disposing of shares or voting rights in public companies established under the laws of the Netherlands listed on a stock exchange in the European Union, is required to notify the Netherlands Authority for the Financial Markets (AFM) without delay if such person knows, or should know, that such interest therein reaches, exceeds or drops below a 5% or 10% threshold. No interest in the shares or voting rights of Reed Elsevier NV of 10% or more has been disclosed in the AFM’s registers.

(2)	The Securities Exchange Act of 1934 requires any person who has, as at the end of the calendar year, a direct or indirect beneficial interest in 5% or more of the issued share capital of a company, to file a statement on Schedule 13G with the Securities and Exchange Commission reporting such interest within 45 days following the end of the calendar year.

(3)	Reed Elsevier PLC’s interest comprises a holding of R shares of €0.70 nominal value each held by a subsidiary of Reed Elsevier PLC, and representing a 5.8% indirect equity interest in the total share capital of Reed Elsevier NV.

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

ITEM 8: FINANCIAL INFORMATION

FINANCIAL STATEMENTS

See Item 18: Financial Statements.

DIVIDEND POLICY

Dividends to Reed Elsevier PLC and Reed Elsevier NV shareholders are, other than in special circumstances, equalised at the gross level, including the benefit of the UK attributable tax credit of 10% received by certain Reed Elsevier PLC shareholders. The exchange rate used for each dividend calculation as defined in the Reed Elsevier merger agreement is the spot euro/sterling exchange rate, averaged over a period of five business days commencing with the tenth business day before the announcement of the proposed dividend. The boards of Reed Elsevier PLC and Reed Elsevier NV have adopted progressive dividend policies in recent years in respect of their equalised dividends that, subject to currency considerations, more closely align dividend growth with growth in adjusted earnings, consistent with the dividend normally being covered over the longer term at least two times by adjusted earnings (i.e. before the amortisation and impairment of acquired intangible assets and goodwill, exceptional restructuring and acquisition related costs, disposals and other non operating items, related tax effects and movements in deferred tax assets and liabilities that are not expected to crystallise in the near term).

LEGAL PROCEEDINGS

Beginning in 2005, various of Reed Elsevier’s subsidiaries in the United States became the subject of legal proceedings and federal and state regulatory actions relating to data security breaches, pursuant to which unauthorised persons obtained personal identifying information from Reed Elsevier data bases, or alleged breaches of federal privacy laws in connection with the obtaining and disclosure by such subsidiaries of information without the consent of the individuals involved. The principal actions and investigations have been settled, with the substantial portion of cash payments agreed to be paid by these subsidiaries being reimbursed by insurance and third-party indemnities. The settlements generally require strict data security programs, submissions of regulatory reports and on-going monitoring by independent third parties to ensure Reed Elsevier’s compliance with the terms of those settlements. While the costs of such on-going monitoring will be borne by Reed Elsevier, neither the costs of compliance nor the costs of such on-going monitoring are expected to have a material adverse effect on our financial position or the results of our operations.

The background screening report businesses offered by LexisNexis and ChoicePoint are governed by the US Fair Credit Reporting Act (“FCRA”) and analogous state laws requiring that consumers be provided the contents of background reports and allowed to have any inaccuracies in the reports corrected. Certain of these laws further provide for statutory penalties and attorneys fees for non-compliance. In the normal course of its business, LexisNexis and ChoicePoint deal with individual background screening lawsuits, most involving claims that inaccurate information in a background report led to job loss or other economic harm. In addition, effective December 17, 2009, ChoicePoint entered into an Assurance of Discontinuance (“AOD”) with the Office of Attorney General of the State of New York to resolve an investigation of alleged violations of the FCRA (and the state and local law equivalents as well as state employment discrimination laws). These proceedings have not had, and are not expected to have, a material adverse effect on our financial position or the results of our operations.

We are party to various other legal proceedings arising in the ordinary course of our business, the ultimate resolutions of which are not expected to have a material adverse effect on our financial position or the results of our operations.

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

	Pence per ordinary share		US dollars per ADS
Calendar Periods	High	Low	High	Low

2009	560	420	33.56	26.20
2008	690	451	54.60	27.06
2007	690	558	54.85	44.02
2006	608	504	46.17	35.90
2005	554	475	42.67	35.26

2009
Fourth Quarter	516	455	32.93	29.38
Third Quarter	492	420	32.48	27.67
Second Quarter	543	452	33.56	27.55
First Quarter	560	477	32.36	26.20

2008
Fourth Quarter	586	451	40.82	27.06
Third Quarter	636	528	47.25	37.25
Second Quarter	670	567	53.49	44.83
First Quarter	690	582	54.60	45.47

Month
February 2010 (through February 17, 2010)	504	483	32.40	30.24
January 2010	521	494	33.71	31.85
December 2009	516	464	32.93	30.48
November 2009	485	455	32.43	30.18
October 2009	474	458	31.09	29.38
September 2009	490	436	32.11	28.56
August 2009	450	424	30.57	27.89

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

The table below sets forth, for the periods indicated, the high and low closing middle market quotations for the Reed Elsevier NV Ordinary Shares on Euronext Amsterdam NV as derived from the Officiële Prijscourant of Euronext Amsterdam NV and the high and low last reported sales prices in US dollars for the Reed Elsevier NV ADSs on the New York Stock Exchange, as derived from the New York Stock Exchange Composite Tape, and reported by Thomson Reuters Datastream:

	€ per ordinary share		US dollars per ADS
Calendar Periods	High	Low	High	Low

2009	9.42	7.19	25.05	19.85
2008	13.69	7.72	39.61	20.73
2007	14.89	11.49	40.49	33.20
2006	13.72	11.08	35.25	26.72
2005	11.91	10.03	31.06	26.25

2009
Fourth Quarter	8.60	7.58	24.67	22.11
Third Quarter	8.42	7.19	23.94	20.23
Second Quarter	9.00	7.61	24.72	20.06
First Quarter	9.42	7.92	25.05	19.85

2008
Fourth Quarter	10.97	7.72	30.00	20.73
Third Quarter	11.63	9.66	34.22	28.20
Second Quarter	12.71	10.54	39.54	32.95
First Quarter	13.69	11.45	39.61	33.81

Month
February 2010 (through February 17, 2010)	8.85	8.38	24.65	22.95
January 2010	8.87	8.29	24.83	23.83
December 2009	8.60	7.86	24.66	23.11
November 2009	8.26	7.75	24.67	23.37
October 2009	8.09	7.58	24.06	22.11
September 2009	8.08	7.42	23.78	21.24
August 2009	7.76	7.19	22.31	20.23

ITEM 10: ADDITIONAL INFORMATION

MEMORANDUM AND ARTICLES OF ASSOCIATION

REED ELSEVIER PLC

A summary of Reed Elsevier PLC’s equity capital structure and related summary information concerning provisions of its Memorandum and Articles of Association and applicable English law as at March 2001 is incorporated by reference from the 2000 Annual Report on Form 20-F filed with the SEC on March 13, 2001. Since March 2001 a number of amendments have been made to the Articles of Association. Summaries of these changes are incorporated by reference from the 2002 Annual Report on Form 20-F filed with the SEC on March 10, 2003 and the 2008 Annual Report on Form 20-F filed with the SEC on March 13, 2009. Being summaries, they do not contain all the information that may be important to you, and they are qualified in their entirety by reference to UK law and the Reed Elsevier PLC Memorandum and Articles of Association. For more complete information, you should read Reed Elsevier PLC’s Memorandum and Articles of Association. A copy of Reed Elsevier PLC’s Memorandum and Articles of Association is incorporated by reference from the 2008 Annual Report on Form 20-F filed with the SEC on March 13, 2009 — see “Item 19: Exhibits” on page S-1.

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

At an Extraordinary General Meeting of Shareholders held on September 3, 2009 a number of amendments of a technical nature were approved to the Articles of Association to reflect recent changes of Dutch law and related rules applicable to Dutch public companies, and at an Extraordinary General Meeting of Shareholders held on January 13, 2010 an amendment to the Articles of Association was approved to permit General Meetings of Shareholders to be held in Amsterdam, Rotterdam or Haarlemmermeer.

A copy of Reed Elsevier NV’s Articles of Association is included as an exhibit to this Form 20-F — see “Item 19: Exhibits” on page S-1.

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

UK Stamp Duty and Stamp Duty Reserve Tax

Under current UK law (subject to the European Court of Justice (ECJ) case mentioned below), UK stamp duty reserve tax (SDRT) or UK stamp duty is payable upon the transfer or issue of Reed Elsevier PLC ordinary shares to the depositary in exchange for Reed Elsevier PLC ADSs evidenced by ADRs. For this purpose, the current rate of stamp duty and SDRT of 1.5% would be applied, in each case, to: (i) the issue price when the ordinary shares are issued; (ii) the amount or value of the consideration where shares are transferred for consideration in money or money’s worth; or (iii) the value of the ordinary shares in any other case. However, a recent decision of the ECJ in the case of HSBC Holdings plc v HMRC held that that the 1.5% charge on issuing UK shares into clearance services within the European Union is unlawful. It is not clear to what extent this decision impacts on the lawfulness of the 1.5% charge on issuing or transferring shares into a depositary receipt service and, if so, whether this charge would be unlawful where the depositary receipt service is outside the European Union. In light of this, it is possible that the rules regarding the 1.5% charge may be contrary to European Union law or may change in the future. Accordingly specific professional advice should be sought before paying the 1.5 per cent charge.

Provided that the relevant instrument of transfer is not executed in the UK and remains outside the UK, no UK stamp duty will be payable on the acquisition or subsequent transfer of Reed Elsevier PLC ADSs. Under current law, an agreement to transfer Reed Elsevier PLC ADSs will not give rise to a liability to SDRT.

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

Subject to certain conditions and limitations, foreign withholding taxes on dividends withheld at the appropriate rate may be treated as foreign taxes eligible for credit against your US federal income tax liability. For purposes of calculating the foreign tax credit, dividends paid on the ordinary shares or ADSs will be treated as income from sources outside the US and will generally constitute passive category income. Further, in certain circumstances, if you have held the ordinary shares or ADSs for less than a specified minimum period during which you are not protected from risk of loss, or are obligated to make payments related to the dividends, you will not be allowed a foreign tax credit for foreign taxes imposed on the dividends on the ordinary shares or ADSs. The rules governing the foreign tax credit are complex. You are urged to consult your tax advisors regarding the availability of the foreign tax credit under your particular circumstances. Individuals that elect to treat the dividend income as ‘investment income’ pursuant to section 163(d)(4) of the Internal Revenue Code may take into account for foreign tax credit limitation purposes only the portion of the dividend effectively taxed at the highest applicable marginal rate.

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

Proposed legislation recently introduced in the US Congress, if enacted in its current form, would require certain individual US holders (or certain entities formed by or for US holders) to report information with respect to their investment in the ordinary shares or ADSs to the IRS effective for taxable years beginning after the year of enactment. Investors who fail to report required information could become subject to substantial penalties. Investors are encouraged to consult with their own tax advisors regarding the possible implications of this proposed legislation on their investment in the ordinary shares or ADSs.

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

Net finance costs are exposed to interest rate fluctuations on borrowings, cash and cash equivalents. Upward fluctuations in interest rates increase the interest cost of floating rate borrowings whereas downward fluctuations in interest rates decrease the interest return on floating rate cash and cash equivalents. Interest expense payable on fixed rate borrowings is protected against upward fluctuations in interest rates but does not benefit from downward fluctuations. Reed Elsevier companies engage in foreign currency denominated transactions and are therefore subject to exchange rate risk on such transactions. Net finance costs are also exposed to changes in the fair value of derivatives (as a result of interest and exchange rate fluctuations) which are not part of a designated hedging relationship under IAS39 — Financial Instruments, and to ineffectiveness that may arise on designated hedging relationships. Reed Elsevier’s management of this interest rate risk and foreign exchange rate risk is described below.

Reed Elsevier manages a portfolio of long term debt, short term debt and committed bank facilities to support its capital structure and is exposed to the risk that relevant markets are closed and debt cannot be refinanced on a timely basis. In addition, the credit spread at which Reed Elsevier borrows is exposed to changes in market liquidity and investor demand. Reed Elsevier manages this risk by maintaining a range of borrowing facilities and debt programmes with a maturity profile to facilitate refinancing.

Reed Elsevier has a credit exposure for the full principal amount of cash and cash equivalents held with individual counterparties. In addition, it has a credit risk from the potential non performance by counterparties to financial instruments; this credit risk normally being restricted to the amounts of any hedge gain and not the full principal amount being hedged. Credit risks are managed by monitoring the credit quality of counterparties and restricting the amounts outstanding with each of them.

Reed Elsevier’s management of the above market risks is described in further detail on pages 34 to 36 of Item 5: Operating and Financial Review and Prospects: Liquidity and Capital Resources — Reed Elsevier.

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

Forward swaps and forward rate agreements are entered into to hedge interest rate exposures known to arise at a future date. These exposures may include new borrowings or cash deposits to be entered into at a future date or future rollovers of existing borrowings or cash deposits. Interest exposure arises on future, new and rollover borrowings and cash deposits because interest rates can fluctuate between the time a decision is made to enter into such transactions and the time those transactions are actually entered into. The purpose of forward swaps and forward rate agreements is to fix the interest cost on future borrowings or interest return on cash investments at the time it is known such a transaction will be entered into. The fixed interest rate, the floating rate index (if applicable) and the time period covered by forward swaps and forward rate agreements are known at the time the agreements are entered into. The use of forward swaps and forward rate agreements is limited to hedging activities; consequently no trading position results from their use. The hedging effect of forward swaps and forward rate agreements is the same as interest rate swaps. Similarly, Reed Elsevier utilises forward foreign exchange contracts to hedge the effects of exchange rate movements on its foreign currency revenue and operating costs.

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

Where net finance costs are exposed to changes in the fair value of derivatives (as a result of interest and exchange rate fluctuations), Reed Elsevier manages this risk by designating derivatives in a highly effective hedging relationship unless the potential change in their fair value is deemed to be insignificant.

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

The fair values of interest rate swaps, interest rate options, forward rate agreements and forward foreign exchange contracts set out below represent the replacement costs calculated using market rates of interest and exchange at December 31, 2009. The fair value of long term borrowings has been calculated by discounting expected future cash flows at market rates.

Reed Elsevier’s use of financial instruments and its accounting policies for financial instruments are described more fully in notes 2 and 20 to the combined financial statements.

(a)	Interest Rate Risk

The following sensitivity analysis assumes an immediate 100 basis point change in interest rates for all currencies and maturities from their levels at December 31, 2009 with all other variables held constant.

	Fair Value	Fair Value Change		Fair Value	Fair Value Change
	December 31,	+100	-100	December 31,	+100 basis	-100 basis
Financial Instrument	2009	basis points	basis points	2008	points	points
	(In millions)			(In millions)

Short term borrowings	£(515)	£—	£—	£ (446)	£ —	£ —
Long term borrowings (including current portion)	(4,650)	209	(226)	(5,853)	167	(197)
Interest rate swaps (swapping fixed rate debt to floating)	41	(44)	48	41	(15)	16
Interest rate swaps (swapping floating rate debt to fixed)	(36)	15	(14)	(88)	38	(39)

A 100 basis point change in interest rates would not result in a material change to the fair value of other financial instruments.

At December 31, 2009, 75% of gross borrowings (equivalent to 90% of net borrowings) are either fixed rate or have been fixed through the use of interest rate swaps, forward rate agreements and options. A 100 basis point reduction in interest rates would result in an estimated decrease in net finance costs of £4 million (2008: £25 million), based on the composition of financial instruments including cash, cash equivalents, bank loans and commercial paper borrowings at December 31, 2009. A 100 basis points rise in interest rates would result in an estimated increase in net finance costs of £4 million (2008: £25 million).

(b)	Foreign Exchange Rate Risk

The following sensitivity analysis assumes an immediate 10% change in all foreign currency exchange rates against sterling from their levels at December 31, 2009 with all other variables held constant. A +10% change indicates a strengthening of the currency against sterling and a -10% change indicates a weakening of the currency against sterling.

	Fair Value			Fair Value
	December 31,	Fair Value Change		December 31,	Fair Value Change
Financial Instrument	2009	+10%	-10%	2008	+10%	-10%
	(In millions)			(In millions)

Cash and cash equivalents	£734	£51	£(43)	£375	£39	£ (32)
Short term borrowings	(515)	(57)	47	(446)	(49)	41
Long term borrowings (including current portion)	(4,650)	(431)	353	(5,853)	(606)	496
Interest rate swaps (including cross currency interest rate swaps)	12	2	(2)	(37)	(4)	3
Forward foreign exchange contracts	(43)	(47)	47	(145)	(61)	61

A 10% change in foreign currency exchange rates would not result in a material change to the fair value of other financial instruments.

ITEM 12: DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Fees and charges for American Depositary Receipt (ADR) holders

The Bank of New York Mellon, as depositary for the Reed Elsevier PLC and Reed Elsevier NV American Depositary Receipt programs, collects its fees for delivery and surrender of American Depository Shares (ADSs) directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deductions from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

Persons depositing or withdrawing shares must pay	For

$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property (in certain circumstances volume discounts may be available)
Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates
$0.02 (or less) per ADS	Any cash distribution to ADS registered holders
A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	Distribution of securities distributed to holders of deposited securities which are distributed by the depository to ADS registered holders
$0.02 (or less) per ADS per calendar year	Depositary services
Registration or transfer fees	Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares
Expenses of the depositary	Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement)
Converting foreign currency to US dollars
Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	As necessary
Any charges incurred by the depositary or its agents for servicing the deposited securities	As necessary

Fees and other payments made by the depositary to Reed Elsevier

In consideration of acting as depositary, Bank of New York Mellon has agreed to make certain reimbursements and payments to Reed Elsevier on an annual basis for expenses related to the administration and maintenance of the ADR programs including, but not limited to, New York Stock Exchange listing fees, investor relations expenses, or any other program related expenses. The depositary has also agreed to pay the standard out-of-pocket administrative, maintenance and shareholder services expenses for providing services to the registered DR holders. It has also agreed with Reed Elsevier to waive certain standard fees associated with promotional services, program visibility campaigns and program analytic reporting. In certain instances, the depositary has agreed to provide additional annual reimbursements and payments to Reed Elsevier based on any applicable performance indicators relating to the ADR facility. There are limits on the amount of expenses for which the depositary will reimburse Reed Elsevier, but the amount of reimbursement available to Reed Elsevier is not necessarily tied to the amount of fees the depositary collects from investors.

From January 1, 2009 to February 17, 2010, Reed Elsevier received a reimbursement of $225,000, net of withheld taxes, from the depositary for New York Stock Exchange listing fees, investor relations expenses and other program related expenses, in connection with the ADR facility.

PART II

ITEM 15: CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Reed Elsevier is required to comply with applicable US regulations, including the Sarbanes-Oxley Act, insofar as they apply to foreign private issuers. Accordingly, Reed Elsevier PLC and Reed Elsevier NV have established a Disclosure Committee comprising the company secretaries of Reed Elsevier PLC and Reed Elsevier NV and other senior Reed Elsevier managers appointed by the Chief Executive Officer and Chief Financial Officer of Reed Elsevier PLC and Reed Elsevier NV. The committee has reviewed and evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2009. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer of Reed Elsevier PLC and Reed Elsevier NV have concluded that our disclosure controls and procedures are effective as of the end of the period covered by this report.

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

Reed Elsevier management conducted an evaluation of the effectiveness of its internal control over financial reporting based on the framework in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that the internal control over financial reporting of the Reed Elsevier combined businesses, Reed Elsevier PLC and Reed Elsevier NV were effective as of December 31, 2009.

Deloitte LLP and Deloitte Accountants BV, who have audited the financial statements of Reed Elsevier PLC and Reed Elsevier NV respectively for the fiscal year ended December 31, 2009 have audited the effectiveness of internal control over financial reporting, their reports in respect of the Reed Elsevier combined businesses, Reed Elsevier PLC and Reed Elsevier NV are included herein as exhibits (see “Item 19: Exhibits” on page S-1).

Certifications by the Chief Executive Officer and Chief Financial Officer of Reed Elsevier PLC and Reed Elsevier NV as required by the Sarbanes-Oxley Act are submitted as exhibits to this Form 20-F (see “Item 19: Exhibits” on page S-1).

Internal Controls over Financial Reporting

Management, including the Chief Executive Officer and Chief Financial Officer of Reed Elsevier PLC and Reed Elsevier NV, have reviewed whether or not during the period covered by the annual report, there have been any changes in internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting. Based on that review, the Chief Executive Officer and Chief Financial Officer of Reed Elsevier PLC and Reed Elsevier NV have concluded that there have been no such material changes.

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

The boards of Reed Elsevier Group plc and Elsevier Reed Finance BV have implemented an ongoing process for identifying, evaluating, monitoring and managing the more significant risks faced by their respective businesses. This process has been in place throughout the year ended December 31, 2009 and up to the date of the approvals of this annual report.

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

The major strategic risks facing the Reed Elsevier Group plc businesses are considered by the board. Reed Elsevier’s Chief Risk Officer has the responsibility to provide regular reports to the Board and Audit Committee. Working closely with divisional and business management and with the central functions, the role of the Chief Risk Officer is to ensure that Reed Elsevier is managing its business risks effectively and in a coordinated manner across the business with clarity on the respective responsibilities and interdependencies. Litigation and other legal and regulatory matters are managed by legal directors in Europe and the United States.

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

Audit Committees

Reed Elsevier Group plc, Reed Elsevier PLC and Reed Elsevier NV have established Audit Committees which comprise only non-executive directors, all of whom are independent. The Audit Committees, which meet regularly, are chaired by Lord Sharman, the other members being David Reid, Lisa Hook and Ben van der Veer.

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

Reed Elsevier follows UK corporate governance practice, which does not differ significantly from the NYSE corporate governance standards for foreign issuers. We also follow Dutch corporate governance practice. We believe that our corporate governance practices do not differ in any significant way from those required to be followed by US companies under the NYSE corporate governance listing standards.

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

Reed Elsevier PLC and Reed Elsevier NV have a joint Nominations Committee and a joint Corporate Governance Committee. The written terms of reference adopted by the Reed Elsevier PLC and the Reed Elsevier NV boards for these committees specify purposes and responsibilities that correspond to those of a US company’s nominating/corporate governance committee under the NYSE’s listing standards. The Nominations Committee is made up of four independent directors. The Corporate Governance Committee is made up of nine independent directors.

ITEM 16A: AUDIT COMMITTEE FINANCIAL EXPERT

Each of Reed Elsevier PLC and Reed Elsevier NV has an Audit Committee, the members of which are identified in “Item 15: Controls and Procedures”. The members of the Board of Directors of Reed Elsevier PLC and members of the Supervisory Board of Reed Elsevier NV, respectively, have determined that each of their respective Audit Committees contains at least one Audit Committee financial expert within the meaning of the applicable rules and regulations of the US Securities and Exchange Commission (“SEC”). The Audit Committee financial experts serving on the Reed Elsevier PLC and the Reed Elsevier NV Audit Committees are Lord Sharman, David Reid and Ben van der Veer.

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

ITEM 16C: PRINCIPAL ACCOUNTANT FEES AND SERVICES

The aggregate fees billed by our principal accountants, Deloitte LLP, Deloitte Accountants BV, the member firms of Deloitte Touche Tohmatsu and their respective affiliates, for the two years ended December 31, 2009 were as follows:

	Year Ended	Year Ended
	December 31,	December 31,
	2009	2008
	(in millions)

Audit fees	£4.5	£4.8
Audit related fees	0.4	0.2
Tax fees	0.7	0.6
All other fees	0.1	1.3

Total	£5.7	£6.9

Auditors’ remuneration includes £0.4 million (2008: £0.2 million) for audit related services such as royalty audits. Tax fees of £0.7 million (2008: £0.6 million) relate to tax compliance and advisory work. Other fees relate to due diligence and other transaction related services.

The Audit Committees of Reed Elsevier PLC and Reed Elsevier NV have adopted policies and procedures for the pre-approval of audit and non audit services provided by the auditors. These policies and procedures are summarised below.

The terms of engagement and scope of the annual audit of the financial statements are agreed by the respective Audit Committees in advance of the engagement of the auditors in respect of the annual audit. The audit fees are approved by the Audit Committees.

The auditors are not permitted to provide non audit services that would compromise their independence or violate any laws or regulations that would affect their appointment as auditors. They are eligible for selection to provide non audit services only to the extent that their skills and experience make them a logical supplier of the services. The respective Audit Committees must pre-approve the provision of all non audit services by the auditors and will consider SEC rules and other guidelines in determining the scope of permitted services. The respective Audit Committees have pre-approved non audit services in respect of individual assignments for permitted services that meet certain criteria. Assignments outside these parameters must be specifically pre-approved by the Audit Committees in advance of commissioning the work. Aggregate non audit fees must not exceed the annual audit fees in any given year, unless approved in advance by the Audit Committees.

All of the audit and non audit services carried out in the year ended December 31, 2009 were pre-approved under the policies and procedures summarised above.

ITEM 16D: EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E: PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Reed Elsevier PLC, Reed Elsevier NV and the Reed Elsevier Group plc Employee Benefit Trust (“EBT”) have not made any share purchases during the year.

ITEM 16F: CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G: CORPORATE GOVERNANCE

Details of Reed Elsevier’s corporate governance practices are set out on page 81 of Item 15: Controls and Procedures.

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
COMBINED FINANCIAL STATEMENTS

THIS PAGE INTENTIONALLY BLANK

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and members of Reed Elsevier PLC and to the members of the Supervisory and Executive Boards and the shareholders of Reed Elsevier NV:

We have audited the accompanying statements of financial position of Reed Elsevier PLC, Reed Elsevier NV, Reed Elsevier Group plc and Elsevier Reed Finance BV and their respective subsidiaries, associates and joint ventures (together “the combined businesses”) as of December 31, 2009, 2008 and 2007, and the related combined statements of income, cash flows, comprehensive income and changes in equity for each of the years then ended. These combined financial statements are the responsibility of the management of Reed Elsevier PLC and Reed Elsevier NV. Our responsibility is to express an opinion on the financial statements based on our audits.

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

In our opinion, such combined financial statements present fairly, in all material respects, the financial position of the combined businesses as of December 31, 2009, 2008 and 2007, and the results of their operations and their cash flows for each of the years then ended, in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the combined businesses internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 17, 2010 (see Item 19 — Exhibit 15.4) expressed an unqualified opinion on the combined businesses internal control over financial reporting.

/s/ DELOITTE LLP London, England February 17, 2010	/s/ DELOITTE ACCOUNTANTS B.V. Amsterdam, The Netherlands February 17, 2010

REED ELSEVIER
COMBINED INCOME STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2009

		2009	2008	2007
	Note	£m	£m	£m

Revenue — continuing operations	3	6,071	5,334	4,584
Cost of sales		(2,252)	(1,916)	(1,624)

Gross profit		3,819	3,418	2,960
Selling and distribution costs		(1,112)	(1,053)	(938)
Administration and other expenses		(1,935)	(1,482)	(1,150)
Share of results of joint ventures		15	18	16

Operating profit — continuing operations	5	787	901	888

Finance income	10	7	33	43
Finance costs	10	(298)	(225)	(182)

Net finance costs		(291)	(192)	(139)

Disposals and other non operating items	11	(61)	(92)	63

Profit before tax — continuing operations		435	617	812
Taxation	12	(40)	(155)	82

Net profit from continuing operations		395	462	894
Net profit from discontinued operations	4	—	18	309

Net profit for the year		395	480	1,203

Attributable to:
Parent companies’ shareholders		391	476	1,200
Non-controlling interests		4	4	3

Net profit for the year		395	480	1,203

REED ELSEVIER
COMBINED STATEMENT OF COMPREHENSIVE INCOME
 FOR THE YEAR ENDED DECEMBER 31, 2009

		2009	2008	2007
	Note	£m	£m	£m

Net profit for the year		395	480	1,203
Exchange differences on translation of foreign operations		(122)	340	(33)
Cumulative exchange differences on disposal of foreign operations		—	27	148
Actuarial gains/(losses) on defined benefit pension schemes	8	6	(347)	224
Fair value movements on available for sale investments		—	(9)	—
Cumulative fair value movements on disposal of available for sale investments		1	—	(7)
Fair value movements on cash flow hedges		53	(243)	3
Transfer to net profit from hedge reserve (net of tax)	20	84	(14)	(20)
Tax recognised directly in equity	12	(25)	156	(50)

Other comprehensive (expense)/income for the year		(3)	(90)	144

Total comprehensive income for the year		392	390	1,468

Attributable to:
Parent companies’ shareholders		388	386	1,465
Non-controlling interests		4	4	3

Total comprehensive income for the year		392	390	1,468

The accompanying notes on pages F-10 to F-53 are an integral part of these combined financial statements

REED ELSEVIER
COMBINED STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2009

		2009	2008	2007
	Note	£m	£m	£m

Cash flows from operating activities — continuing operations
Cash generated from operations	13	1,604	1,452	1,218
Interest paid		(302)	(222)	(174)
Interest received		9	43	26
Tax paid		(120)	(215)	(239)

Net cash from operating activities		1,191	1,058	831

Cash flows from investing activities — continuing operations
Acquisitions	13	(94)	(2,161)	(327)
Purchases of property, plant and equipment		(78)	(57)	(65)
Expenditure on internally developed intangible assets		(164)	(115)	(80)
Purchase of investments		(3)	(4)	(4)
Proceeds from disposals of property, plant and equipment		4	5	4
(Net costs)/proceeds from other disposals		(2)	8	82
Dividends received from joint ventures		23	23	12

Net cash used in investing activities		(314)	(2,301)	(378)

Cash flows from financing activities — continuing operations
Dividends paid to shareholders of the parent companies		(457)	(2,404)	(416)
Distributions to non-controlling interests		(3)	—	—
Increase/(decrease) in short term bank loans, overdrafts and commercial paper		107	(407)	111
Issuance of other loans		1,807	2,373	276
Repayment of other loans		(2,862)	(411)	(311)
Repayment of finance leases		(2)	(56)	(12)
Redemption of debt related derivative financial instrument		—	62	—
Proceeds on issue of ordinary shares		834	54	177
Purchase of treasury shares		—	(94)	(273)

Net cash used in financing activities		(576)	(883)	(448)
Net cash (used in)/from discontinued operations	4	—	(48)	1,912

Increase/(decrease) in cash and cash equivalents		301	(2,174)	1,917

Movement in cash and cash equivalents
At start of year		375	2,467	519
Increase/(decrease) in cash and cash equivalents		301	(2,174)	1,917
Exchange translation differences		58	82	31

At end of year		734	375	2,467

The accompanying notes on pages F-10 to F-53 are an integral part of these combined financial statements

REED ELSEVIER
COMBINED STATEMENT OF FINANCIAL POSITION
AS AT DECEMBER 31, 2009

		2009	2008	2007
	Note	£m	£m	£m

Non-current assets
Goodwill	16	4,339	4,901	2,462
Intangible assets	17	3,632	4,404	2,089
Investments in joint ventures	18	135	145	116
Other investments	18	41	49	111
Property, plant and equipment	19	292	329	239
Net pension assets	8	110	152	183
Deferred tax assets	21	208	353	141

		8,757	10,333	5,341

Current assets
Inventories and pre-publication costs	22	275	348	271
Trade and other receivables	23	1,492	1,685	1,148
Derivative financial instruments	20	71	76	210
Cash and cash equivalents	13	734	375	2,467

		2,572	2,484	4,096

Assets held for sale	24	5	49	341

Total assets		11,334	12,866	9,778

Current liabilities
Trade and other payables	25	2,471	2,769	1,966
Derivative financial instruments	20	102	258	22
Borrowings	26	678	448	1,127
Taxation		479	554	752
Provisions	28	134	79	—

		3,864	4,108	3,867

Non-current liabilities
Borrowings	26	4,028	5,694	2,002
Deferred tax liabilities	21	1,272	1,525	695
Net pension obligations	8	345	521	133
Provisions	28	61	35	21

		5,706	7,775	2,851

Liabilities associated with assets held for sale	24	5	2	84

Total liabilities		9,575	11,885	6,802

Net assets		1,759	981	2,976

Capital and reserves
Combined share capitals	30	225	209	197
Combined share premiums	31	2,807	2,529	2,143
Combined shares held in treasury	32	(698)	(783)	(619)
Translation reserve	33	(100)	(14)	(145)
Other combined reserves	34	(502)	(988)	1,389

Combined shareholders’ equity		1,732	953	2,965
Non-controlling interests		27	28	11

Total equity		1,759	981	2,976

The accompanying notes on pages F-10 to F-53 are an integral part of these combined financial statements

COMBINED STATEMENT OF CHANGES IN EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2009

				Combined
		Combined	Combined	shares		Other	Combined	Non-
		share	share	held in	Translation	combined	shareholders’	controlling	Total
		capitals	premiums	treasury	reserve	reserves	equity	interests	equity
	Note	£m	£m	£m	£m	£m	£m	£m	£m

Balance at January 1, 2009		209	2,529	(783)	(14)	(988)	953	28	981
Total comprehensive income for the year		—	—	—	(122)	510	388	4	392
Dividends declared	15	—	—	—	—	(457)	(457)	(3)	(460)
Issue of ordinary shares, net of expenses		20	395	—	—	419	834	—	834
Increase in share based remuneration reserve		—	—	—	—	17	17	—	17
Settlement of share awards		—	—	57	—	(60)	(3)	—	(3)
Exchange differences on translation of capital and reserves		(4)	(117)	28	36	57	—	(2)	(2)

Balance at December 31, 2009		225	2,807	(698)	(100)	(502)	1,732	27	1,759

				Combined
		Combined	Combined	shares		Other	Combined	Non-
		share	share	held in	Translation	combined	shareholders’	controlling	Total
		capitals	premiums	treasury	reserve	reserves	equity	interests	equity
	Note	£m	£m	£m	£m	£m	£m	£m	£m

Balance at January 1, 2008		197	2,143	(619)	(145)	1,389	2,965	11	2,976
Total comprehensive income for the year		—	—	—	367	19	386	4	390
Dividends declared	15	—	—	—	—	(2,404)	(2,404)	—	(2,404)
Issue of ordinary shares, net of expenses		1	53	—	—	—	54	—	54
Increase in shares held in treasury	32	—	—	(94)	—	—	(94)	—	(94)
Increase in share based remuneration reserve		—	—	—	—	46	46	—	46

Settlement of share awards		—	—	8	—	(8)	—	—	—
Acquisitions		—	—	—	—	—	—	11	11
Exchange differences on translation of capital and reserves		11	333	(78)	(236)	(30)	—	2	2

Balance at December 31, 2008		209	2,529	(783)	(14)	(988)	953	28	981

				Combined
		Combined	Combined	shares		Other	Combined	Non-
		share	share	held in	Translation	combined	shareholders’	controlling	Total
		capitals	premiums	treasury	reserve	reserves	equity	interests	equity
	Note	£m	£m	£m	£m	£m	£m	£m	£m

Balance at January 1, 2007		191	1,879	(377)	(136)	409	1,966	13	1,979
Total comprehensive income for the year		—	—	—	115	1,350	1,465	3	1,468
Dividends declared	15	—	—	—	—	(416)	(416)	—	(416)
Issue of ordinary shares, net of expenses		3	174	—	—	—	177	—	177
Increase in shares held in treasury	32	—	—	(273)	—	—	(273)	—	(273)
Increase in share based remuneration reserve		—	—	—	—	46	46	—	46
Settlement of share awards		—	—	49	—	(49)	—	—	—
Acquisitions		—	—	—	—	—	—	—	—
Exchange differences on translation of capital and reserves		3	90	(18)	(124)	49	—	(5)	(5)

Balance at December 31, 2007		197	2,143	(619)	(145)	1,389	2,965	11	2,976

The accompanying notes on pages F-10 to F-53 are an integral part of these combined financial statements

REED ELSEVIER
NOTES TO THE COMBINED FINANCIAL STATEMENTS

1.	Basis of preparation

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

Non-controlling interests in the net assets of the combined businesses are identified separately from combined shareholders’ equity. Non-controlling interests consist of the amount of those interests at the date of original acquisition and the minority share of changes in equity since the date of acquisition.

Foreign exchange translation

The combined financial statements are presented in pounds sterling.

Transactions in foreign currencies are recorded at the rate of exchange prevailing on the date of the transaction. At each statement of financial position date, monetary assets and liabilities that are denominated in foreign currencies are retranslated at the rate prevailing on the statement of financial position date. Exchange differences arising are recorded in the income statement other than where hedge accounting applies as set out below.

Assets and liabilities of foreign operations are translated at exchange rates prevailing on the statement of financial position date. Income and expense items and cash flows of foreign operations are translated at the average exchange rate for the period. Significant individual items of income and expense and cash flows in foreign operations are translated at the rate prevailing on the date of transaction. Exchange differences arising are classified as equity and transferred to the translation reserve. When foreign operations are disposed of, the related cumulative translation differences are recognised within the income statement in the period.

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

Revenues are recognised for the various categories of turnover as follows: subscriptions — on periodic despatch of subscribed product or rateably over the period of the subscription where performance is not measurable by despatch; circulation and transactional — on despatch or occurrence of the transaction; advertising — on publication or over the period of online display; and exhibitions — on occurrence of the exhibition.

Where sales consist of two or more independent components whose value can be reliably measured, revenue is recognised on each component as it is completed by performance, based on attribution of relative value.

2.	Accounting policies – (continued)

Employee benefits

The expense of defined benefit pension schemes and other post-retirement employee benefits is determined using the projected unit credit method and charged in the income statement as an operating expense, based on actuarial assumptions reflecting market conditions at the beginning of the financial year. Actuarial gains and losses are recognised in full in the statement of comprehensive income in the period in which they occur. Past service costs are recognised immediately to the extent that benefits have vested, or, if not vested, on a straight line basis over the period until the benefits vest.

Net pension obligations in respect of defined benefit schemes are included in the statement of financial position at the present value of scheme liabilities, less the fair value of scheme assets. Where schemes are in surplus, i.e. assets exceed liabilities, the net pension assets are separately included in the statement of financial position. Any net pension asset is limited to the extent that the asset is recoverable through reductions in future contributions.

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

Borrowing costs

Borrowing costs that are directly attributable to the acquisition, construction, or production of an asset that takes a substantial period of time to bring to use are capitalised. All other interest on borrowings is expensed as incurred. The cost of issuing borrowings is generally expensed over the period of the borrowing so as to produce a constant periodic rate of charge.

Taxation

The tax expense represents the sum of the tax payable on the current year taxable profits, adjustments in respect of prior years taxable profits, and the movements on deferred tax that are recognised in the income statement.

The tax payable on current year taxable profits is calculated using the applicable tax rates that have been enacted, or substantively enacted, by the statement of financial position date.

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

Intangible assets

Intangible assets acquired as part of a business combination are stated in the statement of financial position at their fair value as at the date of acquisition, less accumulated amortisation. Internally generated intangible assets are stated in the statement of financial position at the directly attributable cost of creation of the asset, less accumulated amortisation.

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

Property, plant and equipment

Property, plant and equipment are stated in the statement of financial position at cost less accumulated depreciation. No depreciation is provided on freehold land. Freehold buildings and long leases are depreciated over their estimated useful lives up to a maximum of 50 years. Short leases are written off over the duration of the lease. Depreciation is provided on other assets on a straight line basis over their estimated useful lives as follows: leasehold improvements — shorter of life of lease and 10 years; plant — 3 to 20 years; office furniture, fixtures and fittings — 5 to 10 years; computer systems, communication networks and equipment — 3 to 7 years.

Investments

Investments, other than investments in joint ventures and associates, are stated in the statement of financial position at fair value. Investments held as part of the venture capital portfolio are classified as held for trading, with changes in fair value reported through the income statement. All other investments are classified as available for sale with changes in fair value recognised directly in equity until the investment is disposed of or is determined to be impaired, at which time the cumulative gain or loss previously recognised in equity is brought into the net profit or loss for the period. All items recognised in the income statement relating to investments, other than investments in joint ventures and associates, are reported as non operating items.

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

Investments in joint ventures and associates are accounted for under the equity method and stated in the statement of financial position at cost as adjusted for post-acquisition changes in Reed Elsevier’s share of net assets, less any impairment in value.

Impairment

At each statement of financial position date, reviews are carried out of the carrying amounts of tangible and intangible assets and goodwill to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount, which is the higher of value in use and fair value less costs to sell, of the asset is estimated in order to determine the extent, if any, of the impairment loss. Where the asset does not generate cash flows that are independent from other assets, value in use estimates are made based on the cash flows of the cash generating unit to which the asset belongs. Intangible assets with an indefinite useful life are tested for impairment at least annually and whenever there is any indication that the asset may be impaired.

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

2.	Accounting policies – (continued)

publication, are expensed systematically reflecting the expected sales profile over the estimated economic lives of the related products, generally up to five years.

Leases

Assets held under leases which confer rights and obligations similar to those attaching to owned assets are classified as assets held under finance leases and capitalised within property, plant and equipment or software and the corresponding liability to pay rentals is shown net of interest in the statement of financial position as obligations under finance leases. The capitalised value of the assets is depreciated on a straight line basis over the shorter of the periods of the leases or the useful lives of the assets concerned. The interest element of the lease payments is allocated so as to produce a constant periodic rate of charge.

Operating lease rentals are charged to the income statement on a straight line basis over the period of the leases. Rental income from operating leases is recognised on a straight line basis over the term of the relevant lease.

Cash and cash equivalents

Cash and cash equivalents comprise cash balances, call deposits and other short term highly liquid investments and are held in the statement of financial position at fair value.

Assets held for sale

Assets of businesses that are available for immediate sale in their current condition and for which a sales process has been initiated are classified as assets held for sale, and are carried at the lower of amortised cost and fair value less costs to sell. Non-current assets are not amortised or depreciated following their classification as held for sale. Liabilities of businesses held for sale are also separately classified on the statement of financial position.

Discontinued operations

A discontinued operation is a component of the combined businesses that represent a separate major line of business or geographical area of operations that has been disposed of or is held for sale. When an operation is classified as discontinued, the comparative income statement and statement of cash flows are re-presented as if the operation had been discontinued from the start of the comparative period.

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

Trade receivables are carried in the statement of financial position at invoiced value less allowance for estimated irrecoverable amounts. Irrecoverable amounts are estimated based on the ageing of trade receivables, experience and circumstance.

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

Derivative financial instruments that are not designated as hedging instruments are classified as held for trading and recorded in the statement of financial position at fair value, with changes in fair value recognised in the income statement.

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

2.	Accounting policies – (continued)

The fair values of interest rate swaps, interest rate options, forward rate agreements and forward foreign exchange contracts represent the replacement costs calculated using observable market rates of interest and exchange. The fair value of long term borrowings is calculated by discounting expected future cash flows at observable market rates. These instruments are accordingly classified as Level 2 in the IFRS7 fair value hierarchy.

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

Provisions

Provisions are recognised when a present obligation exists as a result of a past event, and it is probable that settlement of the obligation will be required. Provisions are measured at the best estimate of the expenditure required to settle the obligation at the statement of financial position date.

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

Critical judgements and key sources of estimation uncertainty

The most significant accounting policies in determining the financial condition and results of the Reed Elsevier combined businesses, and those requiring the most subjective or complex judgement, relate to the valuation of goodwill and intangible assets, share based remuneration, pensions, taxation and property provisioning. The carrying amounts of goodwill and intangible assets are reviewed at least annually, the key areas of judgment being in relation to the forecast long term growth rates and the appropriate discount rates to be applied to forecast cash flows. Further detail on impairment testing is provided in note 16. The charge for share based remuneration is determined based on the number of awards that are expected to vest and the fair value of awards at the date of grant by use of binomial or Monte Carlo simulation models as appropriate, which require judgements to be made regarding expected levels of vesting, share price volatility, dividend yield, risk free rates of return and expected option lives. Further detail on share based remuneration is provided in note 9. Key estimates in accounting for defined benefit pension schemes include the life expectancy of members, expected salary and pension increases, inflation, the return on scheme assets and the rate at which future pension payments are discounted. Further detail is provided in note 8. Reed Elsevier’s policy is to make provision for tax uncertainties where it is considered probable that tax payments may arise. Deferred taxation is provided for nearly all differences between the statement of financial position amounts of assets and liabilities and their tax bases. Deferred tax liabilities are generally recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that they are considered recoverable based on forecasts of available taxable profits in jurisdictions where such assets have arisen. This assessment of the recoverability of deferred tax assets is judgmental. Forecasts are made of taxable profits, taking into account any unresolved tax risks. Property provisions are determined based on management’s estimates of future sublease income.

Standards and amendments effective for the year

IFRS8 — Operating Segments sets out requirements for disclosure of information about an entity’s operating segments, its products and services, the geographical areas in which it operates and its major customers. IFRS8 replaces IAS14 — Segment Reporting. Adoption of this standard has not changed significantly the disclosure of information in respect of Reed Elsevier’s operating segments.

Amendment to IAS23 — Borrowing Costs removes the option to immediately recognise as an expense borrowing costs relating to assets requiring a substantial period of time to get ready for use or sale and requires such costs to be capitalised. Adoption of this standard has required a change of accounting policy on borrowing costs and has not led to any significant of borrowing costs being capitalised in the year ended December 31, 2009.

Amendment to IAS1 — Presentation of Financial Statements introduces changes to the way in which movements in equity must be disclosed and requires an entity to disclose separately each component of other comprehensive income not recognised

2.	Accounting policies – (continued)

in profit or loss. The amendment also requires disclosure of the amount of income tax relating to each component of other comprehensive income as well as several other minor disclosure amendments.

Amendment to IFRS2 — Share Based Payment clarifies that cancellations of share options, whether by the entity or holder, should be accounted for as an acceleration of the vesting period. The amendment also restricts the definition of a vesting condition to a condition that includes an explicit or implicit requirement to provide services. Any other conditions are non-vesting conditions, which have to be taken into account to determine the fair value of the equity instruments granted. The amendment has not significantly impacted the measurement, presentation or disclosure of share based remuneration in the combined financial statements.

Amendment to IFRS7 — Financial Instruments: Disclosures requires financial instruments held at fair value to be disclosed according to a three tier hierarchy depending on the inputs used in their valuation. Adoption of this amendment has resulted in minor changes to Reed Elsevier’s disclosures for financial instruments.

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

Amendments to IAS32 — Financial Instruments: Presentation (effective for the 2010 financial year). The amendment provides relief to companies making rights issues in a currency other than their functional currency. This amendment does not affect Reed Elsevier as shares are not issued in currencies other than its functional currencies.

IFRS9 — Financial Instruments (effective for the 2013 financial year, with earlier adoption permitted). The standard replaces the existing classification and measurement requirements in IAS39 for financial assets by requiring entities to classify them as being measured either at amortised cost or fair value depending on the business model and contractual cash flow characteristics of the asset. Adoption of this standard is not expected to have a significant impact on the measurement, presentation or disclosure of financial assets in the combined financial statements.

Additionally, a number of interpretations have been issued which are not expected to have any significant impact on Reed Elsevier’s accounting policies and reporting.

3.	Segment analysis

Reed Elsevier has adopted IFRS8 — Operating Segments with effect from January 1, 2009 and this has not resulted in a change to reported segments. Reed Elsevier’s reported segments are based on the internal reporting structure and financial information provided to the Chief Executive Officer and Boards.

Reed Elsevier is a publisher and information provider organised as four business segments: Elsevier, comprising scientific, technical and medical publishing; LexisNexis, providing legal, tax, regulatory, risk information and analytics, and business information solutions to professional, business and government customers; Reed Exhibitions, organising trade exhibitions and conferences; and Reed Business Information, providing information and marketing solutions to business professionals.

Adjusted operating profit is a performance measure included on the basis that it is a key financial measure used by management to evaluate performance and allocate resources to the business segments. Adjusted operating profit represents operating profit before amortisation and impairment of acquired intangible assets and goodwill, exceptional restructuring and acquisition related costs, and is grossed up to exclude the equity share of taxes in joint ventures. Exceptional restructuring costs relate principally to the major restructuring programmes announced in February 2008 and 2009. Exceptional restructuring costs principally comprise severance, outsourcing migration and associated property costs.

3.	Segment analysis – (continued)

Analysis by business segment

	2009	2008	2007
	£m	£m	£m

Revenue
Elsevier	1,985	1,700	1,507
LexisNexis	2,557	1,940	1,594
Reed Exhibitions	638	707	577
Reed Business Information	891	987	906

Total	6,071	5,334	4,584

Operating profit
Elsevier	563	443	410
LexisNexis	337	291	287
Reed Exhibitions	79	123	106
Reed Business Information	(163)	55	91

Subtotal	816	912	894
Corporate costs	(35)	(50)	(45)
Unallocated net pension credit	6	39	39

Total	787	901	888

Adjusted operating profit
Elsevier	693	568	477
LexisNexis	665	513	406
Reed Exhibitions	152	183	139
Reed Business Information	89	126	121

Subtotal	1,599	1,390	1,143
Corporate costs	(35)	(50)	(45)
Unallocated net pension credit	6	39	39

Total	1,570	1,379	1,137

3.	Segment analysis – (continued)

Analysis by geographical origin

	2009	2008	2007
	£m	£m	£m

Revenue
North America	3,228	2,544	2,147
United Kingdom	897	905	896
The Netherlands	662	594	505
Rest of Europe	851	893	708
Rest of world	433	398	328

Total	6,071	5,334	4,584

Operating profit
North America	252	334	353
United Kingdom	183	183	180
The Netherlands	218	179	179
Rest of Europe	95	151	118
Rest of world	39	54	58

Total	787	901	888

Adjusted operating profit
North America	777	618	505
United Kingdom	257	239	211
The Netherlands	243	206	181
Rest of Europe	212	237	174
Rest of world	81	79	66

Total	1,570	1,379	1,137

Revenue is analysed before the £118 million (2008: £104 million; 2007: £103 million) share of joint ventures’ revenue, of which £25 million (2008: £23 million; 2007: £21 million) relates to LexisNexis, principally to Giuffrè, £90 million (2008: £80 million; 2007: £82 million) relates to Reed Exhibitions, principally to exhibition joint ventures, and £3 million (2008: £1 million; 2007: nil) relates to Reed Business Information.

Share of post-tax results of joint ventures of £15 million (2008: £18 million; 2007: £16 million) included in operating profit comprises £4 million (2008: £4 million; 2007: £3 million) relating to LexisNexis, £10 million (2008: £14 million; 2007: £13 million) relating to Reed Exhibitions and £1 million (2008: nil; 2007: nil) relating to Reed Business Information. The unallocated net pension credit of £6 million (2008: £39 million; 2007: £39 million) comprises the expected return on pension scheme assets of £189 million (2008: £219 million; 2007: £196 million) less interest on pension scheme liabilities of £183 million (2008: £180 million; 2007: £157 million).

A reconciliation of operating profit to adjusted operating profit is provided below:

	2009	2008	2007
	£m	£m	£m

Operating profit — continuing operations	£787	£901	£888
Adjustments:
Amortisation of acquired intangible assets	368	281	221
Impairment of acquired intangible assets and goodwill	177	9	—
Exceptional restructuring costs	182	152	—
Acquisition related costs	48	27	20
Reclassification of tax in joint ventures	8	9	8

Adjusted operating profit from continuing operations	£1,570	£1,379	£1,137

3.	Segment analysis – (continued)

Analysis by geographical market

	2009	2008	2007
	£m	£m	£m

Revenue
North America	3,310	2,624	2,233
United Kingdom	513	580	603
The Netherlands	243	234	206
Rest of Europe	1,132	1,136	897
Rest of world	873	760	645

Total	6,071	5,334	4,584

Analysis by type

	2009	2008	2007
	£m	£m	£m

Revenue
Subscriptions	2,711	2,381	2,079
Circulation/transactions	1,708	1,142	916
Advertising	585	737	699
Exhibitions	626	702	569
Other	441	372	321

Total	6,071	5,334	4,584

Analysis by business segment

	2009	2008	2007
	£m	£m	£m

Expenditure on acquired goodwill and intangible assets
Elsevier	4	31	193
LexisNexis	7	2,705	42
Reed Exhibitions	12	58	61
Reed Business Information	—	64	67

Total	23	2,858	363

3.	Segment analysis – (continued)

	2009	2008	2007
	£m	£m	£m

Capital expenditure additions
Elsevier	72	54	50
LexisNexis	139	74	76
Reed Exhibitions	11	11	8
Reed Business Information	18	26	21

Subtotal	240	165	155
Corporate	17	7	1

Total	257	172	156

Amortisation and impairment of acquired intangible assets and goodwill
Elsevier	78	76	62
LexisNexis	231	137	105
Reed Exhibitions	63	46	27
Reed Business Information	173	31	27

Total	545	290	221

Depreciation and other amortisation
Elsevier	73	51	47
LexisNexis	99	68	72
Reed Exhibitions	7	6	4
Reed Business Information	29	25	23

Subtotal	208	150	146
Corporate	15	17	2

Total	223	167	148

Capital expenditure comprises additions to property, plant and equipment and internally developed intangible assets. Amortisation and impairment of acquired intangible assets and goodwill includes amounts in respect of joint ventures of £12 million (2008: £3 million; 2007: £2 million) in Reed Exhibitions. Other than the depreciation, amortisation and impairment above, non cash items include £17 million (2008: £46 million; 2007: £38 million) relating to the recognition of share based remuneration and comprise £4 million (2008: £7 million; 2007: £8 million) in Elsevier; £7 million (2008: £8 million; 2007: £10 million) in LexisNexis; £2 million (2008: £3 million; 2007: £3 million) in Reed Exhibitions; £2 million (2008: £6 million; 2007: £8 million) in Reed Business Information; and £2 million (2008: £22 million; 2007: £9 million) in Corporate.

3.	Segment analysis – (continued)

Analysis by business segment

	2009	2008	2007
	£m	£m	£m

Total assets
Elsevier	2,915	3,264	2,515
LexisNexis	5,872	6,758	2,531
Reed Exhibitions	728	862	658
Reed Business Information	547	864	682

Subtotal	10,062	11,748	6,386
Taxation	208	353	141
Cash	734	375	2,467
Net pension assets	110	152	183
Assets held for sale	5	49	341
Other assets	215	189	260

Total	11,334	12,866	9,778

Analysis by geographical location

	2009	2008	2007
	£m	£m	£m

Total assets
North America	7,570	9,123	4,549
United Kingdom	1,164	967	2,119
The Netherlands	687	742	1,541
Rest of Europe	1,504	1,630	1,300
Rest of world	409	404	269

Total	11,334	12,866	9,778

Investments in joint ventures of £135 million (2008: £145 million; 2007: £116 million) included in segment assets above comprise £38 million (2008: £42 million; 2007; £30 million) relating to LexisNexis; £92 million (2008: £99 million; 2007: £83 million) relating to Reed Exhibitions; and £5 million (2008: £4 million; 2007: £2 million) relating to Reed Business Information.

4.	Discontinued operations

Discontinued operations comprise the results of the Education division, the disposal of which completed in January 2008 with the sale of the educational assessment business. The disposal of the US K-12 Schools Education and International businesses had completed in 2007.

Net profit from discontinued operations

	2009	2008	2007
	£m	£m	£m

Revenue	—	12	752
Operating costs	—	(12)	(640)

Operating profit and profit before tax	—	—	112
Taxation	—	—	(34)

Profit after taxation	—	—	78
Gain on disposals	—	67	611
Tax on disposals	—	(49)	(380)

Net profit from discontinued operations	—	18	309

4.	Discontinued operations — (continued)

The gain on disposals of discontinued operations in 2008 relates to the sale of the educational assessment business (2007: US K-12 Schools Education and International businesses). Net assets disposed in 2008 comprise £92 million (2007: £318 million) of goodwill, £74 million (2007: £383 million) of intangible assets, £9 million (2007: £39 million) of property, plant and equipment, £53 million (2007: £377 million) of inventory and £16 million of other net assets (2007: £40 million). Tax on disposals in 2007 is stated before taking account of tax credits of £223 million in respect of previously unrecognised deferred tax assets and capital losses. These were realised as a result of the disposal of discontinued operations, but were reported within continuing operations whence they first arose.

Cash flows from discontinued operations

	2009	2008	2007
	£m	£m	£m

Net cash flow from operating activities	—	2	33
Net cash flow (used in)/from investing activities	—	(50)	1,879
Net cash flow from financing activities	—	—	—

Net movement in cash and cash equivalents	—	(48)	1,912

Net cash flow from investing activities in 2008 includes cash proceeds, net of expenses, on the completed disposals of £270 million (2007: £1,912 million) and taxes paid on completed disposals of £320 million (2007: nil). Cash and cash equivalents disposed of in 2008 was nil (2007: £7 million).

5.	Operating profit

Operating profit from continuing operations is stated after charging/(crediting) the following:

		2009	2008	2007
	Note	£m	£m	£m

Staff costs
Wages and salaries		1,610	1,384	1,192
Social security costs		183	164	144
Pensions	8	42	59	49
Share based remuneration	9	17	46	38

Total staff costs		1,852	1,653	1,423

Depreciation, amortisation and impairment
Amortisation of acquired intangible assets	17	364	278	219
Share of joint ventures’ amortisation of acquired intangible assets		4	3	2
Impairment of acquired intangible assets and goodwill	16, 17	169	9	—
Impairment of goodwill in joint ventures		8	—	—
Amortisation of internally developed intangible assets	17	139	88	72
Depreciation of property, plant and equipment	19	84	79	76

Total depreciation, amortisation and impairment		768	457	369

Other expenses and income
Pre-publication costs, inventory expenses and other cost of sales		2,252	1,916	1,624
Operating lease rentals expense		132	116	105
Operating lease rentals income		(12)	(13)	(15)

Depreciation, amortisation and impairment charges are included within administration and other expenses.

Staff costs for discontinued operations for the year ended December 31, 2008 were £5 million (2007: £162 million) for wages and salaries; nil (2008: nil; 2007: £10 million) for social security costs; nil (2008: nil; 2007: £11 million) for pensions and nil (2008: nil; 2007: £8 million) for share based remuneration.

6.	Auditors’ remuneration

	2009	2008	2007
	£m	£m	£m

For audit services	4.5	4.8	3.9
For non audit services	1.2	2.1	1.5

Total auditors’ remuneration	5.7	6.9	5.4

Auditors’ remuneration for audit services comprises £0.4 million (2008: £0.4 million; 2007: £0.4 million) payable to the auditors of the parent companies and £4.1 million (2008: £4.4 million; 2007: £3.5 million) payable to the auditors of the parent companies and their associates for the audit of the financial statements of the operating and financing businesses, including the review and testing of internal controls over financial reporting in accordance with the US Sarbanes-Oxley Act. Auditors’ remuneration for non audit services comprises: £0.7 million (2008: £0.6 million; 2007: £0.6 million) for taxation services, £0.1 million (2008: £1.3 million; 2007: £0.7 million) for due diligence and other transaction related services and £0.4 million (2008: £0.2 million; 2007: £0.2 million) for other non audit services.

7.	Personnel

Number of people employed – continuing operations

	At December 31,		Average during the year
	2009	2008	2009	2008	2007

Business segment
Elsevier	6,800	7,200	6,900	7,200	7,200
LexisNexis	15,200	15,900	15,400	13,800	13,400
Reed Exhibitions	2,500	2,700	2,600	2,700	2,600
Reed Business Information	6,900	8,200	7,500	8,300	8,100

Sub-total	31,400	34,000	32,400	32,000	31,300
Corporate/shared functions	900	800	900	800	300

Total	32,300	34,800	33,300	32,800	31,600

Geographical location
North America	17,600	18,800	18,000	16,600	15,600
United Kingdom	4,900	5,300	5,000	5,400	5,400
The Netherlands	2,000	2,300	2,100	2,400	2,400
Rest of Europe	4,200	4,700	4,500	4,700	4,600
Rest of world	3,600	3,700	3,700	3,700	3,600

Total	32,300	34,800	33,300	32,800	31,600

The number of people employed by the discontinued operations at December 31, 2008 was nil. The average number of people employed by discontinued operations during 2008 was 100 (2007: 4,300).

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

	At December 31,
	2009	2008	2007

Discount rate	5.8%	6.2%	5.9%
Expected rate of return on scheme assets	7.0%	7.1%	7.1%
Expected rate of salary increases	4.0%	3.7%	4.4%
Inflation	3.1%	2.7%	3.1%
Future pension increases	3.1%	2.8%	3.2%

8.	Pension schemes – (continued)

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

Mortality assumptions used in assessing defined benefit obligations make allowance for future improvements in longevity and have been determined by reference to applicable mortality statistics and expectations for each scheme. The average life expectancies assumed in the valuation of the defined benefit obligations are set out below:

	2009		2008		2007
Average life expectancy	Male	Female	Male	Female	Male	Female
(at December 31)	(years)	(years)	(years)	(years)	(years)	(years)

Member currently aged 60	88	87	86	87	86	87
Member currently aged 45	88	87	86	87	86	87

The pension expense recognised within the income statement comprises:

	2009	2008	2007
	£m	£m	£m

Service cost (including curtailment credits of £43 million (2008: nil; 2007: £19 million))	24	75	78
Interest on pension scheme liabilities	183	180	157
Expected return on scheme assets	(189)	(219)	(196)

Net defined benefit pension expense	18	36	39
Defined contribution pension expense	24	23	21

Total pension expense	42	59	60

The service cost in 2007 includes £8 million in respect of discontinued operations. In 2007 a total of £3 million was recognised as an expense in relation to defined contribution pension schemes in respect of discontinued operations. Included in gains on disposals of discontinued operations in 2008 are £3 million (2007: £11 million) of pension curtailment credits.

The amount recognised in the statement of financial position in respect of defined benefit pension schemes at the start and end of the year and the movements during the year were as follows:

	2009			2008			2007
	Defined	Fair value	Net	Defined	Fair value	Net	Defined	Fair value	Net
	benefit	of scheme	pension	benefit	of scheme	pension	benefit	of scheme	pension
	obligations	assets	obligations	obligations	assets	obligations	obligations	assets	obligations
	£m	£m	£m	£m	£m	£m	£m	£m	£m

At start of year	(3,051)	2,682	(369)	(2,968)	3,018	50	(3,008)	2,772	(236)
Service cost	(24)	—	(24)	(75)	—	(75)	(78)	—	(78)
Interest on pension scheme liabilities	(183)	—	(183)	(180)	—	(180)	(157)	—	(157)
Expected return on scheme assets	—	189	189	—	219	219	—	196	196
Actuarial (loss)/gain	(295)	301	6	418	(765)	(347)	190	34	224
Contributions by employer	—	101	101	—	79	79	—	83	83
Contributions by employees	(12)	12	—	(13)	13	—	(13)	13	—
Benefits paid	134	(134)	—	119	(119)	—	114	(110)	4
Acquisitions	—	—	—	(9)	—	(9)	—	—	—
Curtailment on disposal of operations	—	—	—	3	—	3	11	—	11
Exchange translation differences	129	(84)	45	(346)	237	(109)	(27)	30	3

At end of year	(3,302)	3,067	(235)	(3,051)	2,682	(369)	(2,968)	3,018	50

The net pension obligations of £235 million at December 31, 2009 (2008: £369 million; 2007: surplus £50 million) comprise schemes in deficit with net pension obligations of £345 million (2008: £521 million; 2007: £133 million) and schemes in surplus with net pension assets of £110 million (2008: £152 million; 2007: £183 million).

8.	Pension schemes – (continued)

As at December 31, 2009 the defined benefit obligations comprise £3,172 million (2008: £2,923 million; 2007: £2,877 million) in relation to funded schemes and £130 million (2008: £128 million; 2007: £91 million) in relation to unfunded schemes. The weighted average duration of defined benefit scheme liabilities is 19 years (2008: 19 years; 2007: 19 years).

Deferred tax liabilities of £31 million (2008: £44 million; 2007: £51 million) and deferred tax assets of £122 million (2008: £190 million; 2007: £52 million) are recognised in respect of the pension scheme surpluses and deficits respectively.

The fair value of scheme assets held as equities, bonds and other assets, and their expected rates of return as at December 31, is shown below:

	2009			2008			2007
	Expected			Expected			Expected
	rate of		Proportion	rate of		Proportion	rate of		Proportion
	return on	Fair value	of total	return on	Fair value	of total	return on	Fair value	of total
	scheme	of scheme	scheme	scheme	of scheme	scheme	scheme	of scheme	scheme
	assets	assets	assets	assets	assets	assets	assets	assets	assets
	%	£m	%	%	£m	%	%	£m	%

Equities	8.6	1,827	60	8.9	1,408	52	8.3	1,904	63
Bonds	4.5	1,069	35	4.3	1,167	44	4.6	970	32
Other	5.3	171	5	5.5	107	4	5.3	144	5

Total	7.0	3,067	100	7.1	2,682	100	7.1	3,018	100

The actual return on scheme assets for the year ended December 31, 2009 was a £490 million gain (2008: £546 million loss; 2007: £230 million gain).

A summary of pension balances in respect of funded and unfunded schemes for the five years ended December 31, 2009 is set out below.

	2009	2008	2007	2006	2005
	£m	£m	£m	£m	£m

Fair value of scheme assets	3,067	2,682	3,018	2,772	2,575
Defined benefit obligations	(3,302)	(3,051)	(2,968)	(3,008)	(2,980)

Net pension (obligations)/surplus	(235)	(369)	50	(236)	(405)

Gains and losses arising on the revaluation of pension scheme assets and liabilities that have been recognised in the statement of comprehensive income are set out below:

	2009	2008	2007	2006	2005
	£m	£m	£m	£m	£m

Gains and losses arising during the year:
Experience gains/(losses) on scheme liabilities	18	(9)	(28)	(30)	(25)
Experience gains/(losses) on scheme assets	301	(765)	34	99	230
Actuarial gains/(losses) arising on the present value of scheme liabilities due to changes in:
— discount rates	(249)	202	367	198	(217)
— inflation	(124)	198	(152)	(77)	—
— life expectancy and other actuarial assumptions	60	27	3	(51)	(25)

	6	(347)	224	139	(37)
Net cumulative (losses)/gains at start of year	(95)	252	28	(111)	(74)

Net cumulative (losses)/gains at end of year	(89)	(95)	252	28	(111)

Regular contributions to defined benefit pension schemes in 2010 are expected to be approximately £89 million.

8.	Pension schemes – (continued)

Sensitivity analysis

Valuation of Reed Elsevier’s pension scheme liabilities involves judgements about uncertain events, including the life expectancy of the members, salary and pension increases, inflation and the rate at which the future pension payments are discounted. Estimates are used for each of these factors. Differences arising from actual experience or future changes in assumptions may materially affect future pension charges. In particular, changes in assumptions for discount rates, inflation and life expectancies would have the following approximate effects on the annual net pension expense and the defined benefit pension obligations:

£m

Increase/decrease of 0.25% in discount rate:
Decrease/increase in annual net pension expense	5
Decrease/increase in defined benefit pension obligations	143

Increase/decrease of one year in assumed life expectancy:
Increase/decrease in annual net pension expense	5
Increase/decrease in defined benefit pension obligations	75

Increase/decrease of 0.25% in the expected inflation rate:
Increase/decrease in annual net pension expense	6
Increase/decrease in defined benefit pension obligations	122

Additionally, the annual net pension expense includes an expected return on scheme assets. A 5% increase/decrease in the market value of equity investments held by the defined benefit pension schemes would, absent any change in their expected long term rate of return, increase/decrease the amount of the expected return on scheme assets by £8 million and would increase/decrease the amount of the net pension surplus by £91 million.

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

Share based remuneration awards are, other than in exceptional circumstances, subject to the condition that the employee remains in employment at the time of exercise. Share options and conditional shares granted under LTIP, RSP and BIP are subject to the achievement of growth targets of Reed Elsevier PLC and Reed Elsevier NV adjusted earnings per share measured at constant exchange rates. LTIP grants made in 2006, 2007, 2008 and 2009 are also variable subject to the achievement of an additional total shareholder return performance target. The numbers of share options and conditional shares included in the tables below are calculated on the basis that 100% of the awards will vest.

The estimated fair value of grants made in the three years ended December 31, 2009 are set out below. The fair values of grants are recognised in the income statement over the vesting period, typically three years.

9.	Share based remuneration – (continued)

2009 grants

	In respect of Reed Elsevier PLC			In respect of Reed Elsevier NV			Total
	ordinary shares			ordinary shares			fair value
		Weighted			Weighted
		average			average
	Number	fair value	Fair	Number	fair value	Fair
	of shares	per award	value	of shares	per award	value
	’000	£	£m	’000	£	£m	£m

Share options
ESOS	4,303	0.93	4	2,799	1.44	4	8
Other	1,284	1.25	2	588	0.87	1	3

Total share options	5,587	1.00	6	3,387	1.34	5	11

Conditional shares
ESOS	770	4.91	4	500	7.52	4	8
LTIP	1,845	6.26	12	1,198	9.73	12	24
RSP	204	4.95	1	133	7.58	1	2
BIP	661	4.48	3	352	6.48	2	5

Total conditional shares	3,480	5.55	20	2,183	8.57	19	39

Total			26			24	50

2008 grants

	In respect of Reed Elsevier PLC			In respect of Reed Elsevier NV			Total
	ordinary shares			ordinary shares			fair value
		Weighted			Weighted
		average			average
	Number	fair value	Fair	Number	fair value	Fair
	of shares	per award	value	of shares	per award	value
	’000	£	£m	’000	£	£m	£m

Share options
ESOS	4,397	1.14	5	2,891	1.57	4	9
Other	656	1.73	1	694	0.97	1	2

Total share options	5,053	1.22	6	3,585	1.45	5	11

Conditional shares
ESOS	717	5.79	4	469	8.85	4	8
LTIP	1,524	6.98	11	1,006	10.85	11	22
RSP	19	5.79	—	13	8.89	—	—
BIP	720	6.17	4	319	9.10	3	7

Total conditional shares	2,980	6.49	19	1,807	10.01	18	37

Total			25			23	48

9.	Share based remuneration – (continued)

2007 grants

	In respect of Reed Elsevier PLC			In respect of Reed Elsevier NV			Total
	ordinary shares			ordinary shares			fair value
		Weighted			Weighted
		average			average
	Number	fair value	Fair	Number	fair value	Fair
	of shares	per award	value	of shares	per award	value
	’000	£	£m	’000	£	£m	£m

Share options
ESOS	4,246	1.30	5	2,802	1.66	5	10
Other	1,058	1.78	2	423	0.99	—	2

Total share options	5,304	1.40	7	3,225	1.57	5	12

Conditional shares
ESOS	775	5.94	5	510	8.96	5	10
LTIP	1,584	7.14	11	1,047	10.92	11	22
RSP	78	5.50	—	53	7.78	—	—
BIP	662	5.67	4	308	8.20	3	7

Total conditional shares	3,099	6.48	20	1,918	9.88	19	39

Total			27			24	51

The main assumptions used to determine the fair values are set out below.

Assumptions for grants made during the year

	In respect of Reed Elsevier PLC			In respect of Reed Elsevier NV
	ordinary shares			ordinary shares
	2009	2008	2007	2009	2008	2007

Weighted average share price at date of grant
ESOS	£5.39	£6.26	£6.42	€9.35	€12.16	€14.41
LTIP	£5.44	£6.27	£6.43	€9.50	€12.19	€14.45
RSP	£5.42	£6.28	£6.39	€9.42	€12.21	€14.31
BIP	£4.91	£6.68	£6.15	€8.05	€12.51	€13.37
Other	£5.02	£6.30	£6.01	€8.31	€11.55	€13.44
Expected share price volatility	26%	22%	22%	26%	22%	22%
Expected option life	4 years	4 years	4 years	4 years	4 years	4 years
Expected dividend yield	3.1%	2.7%	2.7%	3.4%	3.2%	3.2%
Risk free interest rate	2.0%	4.4%	5.6%	2.4%	3.6%	4.2%
Expected lapse rate	3-5%	3-5%	3-5%	3-4%	3-4%	3-5%

Expected share price volatility has been estimated based on relevant historic data in respect of the Reed Elsevier PLC and Reed Elsevier NV ordinary share prices. Expected share option life has been estimated based on historical exercise patterns in respect of Reed Elsevier PLC and Reed Elsevier NV share options.

9.	Share based remuneration – (continued)

The share based remuneration awards outstanding as at December 31, 2009 in respect of both Reed Elsevier PLC and Reed Elsevier NV ordinary shares, are set out below.

	In respect of Reed Elsevier PLC ordinary shares
	ESOS		LTIP		Other		Total
		Weighted		Weighted		Weighted		Weighted
		average		average		average		average
	Number	exercise	Number	exercise	Number	exercise	Number	exercise
	of shares	price	of shares	price	of shares	price	of shares	price
	’000	(pence)	’000	(pence)	’000	(pence)	’000	(pence)

Share options
Outstanding at January 1, 2007	48,192	523	5,017	488	3,373	414	56,582	513
Granted	4,246	642	—	—	1,058	480	5,304	610
Exercised	(16,724)	497	(2,145)	487	(771)	411	(19,640)	493
Forfeited	(1,105)	564	—	—	(476)	431	(1,581)	524
Expired	(542)	571	—	—	(74)	415	(616)	552

Outstanding at January 1, 2008	34,067	547	2,872	489	3,110	434	40,049	534
Granted	4,397	626	—	—	656	504	5,053	610
Exercised	(6,134)	517	(547)	487	(659)	411	(7,340)	505
Forfeited	(846)	607	—	—	(441)	459	(1,287)	556
Expired	(1,312)	570	—	—	(35)	407	(1,347)	561

Outstanding at January 1, 2009	30,172	562	2,325	489	2,631	454	35,128	549
Granted	4,303	539	—	—	1,284	402	5,587	508
Exercised	(781)	436	—	—	(436)	404	(1,217)	424
Forfeited	(1,638)	602	—	—	(578)	469	(2,216)	549
Expired	(1,490)	522	(66)	487	(41)	408	(1,597)	518

Outstanding at December 31, 2009	30,566	562	2,259	489	2,860	436	35,685	547

Exercisable at December 31, 2007	19,704	536	2,872	489	50	425	22,626	530
Exercisable at December 31, 2008	19,692	540	2,325	489	69	420	22,086	534
Exercisable at December 31, 2009	20,763	547	2,259	489	349	422	23,371	540

	In respect of Reed Elsevier NV ordinary shares
	ESOS		LTIP		Other		Total
		Weighted		Weighted		Weighted		Weighted
		average		average		average		average
	Number	exercise	Number	exercise	Number	exercise	Number	exercise
	of shares	price	of shares	price	of shares	price	of shares	price
	’000	(€)	’000	(€)	’000	(€)	’000	(€)

Share options
Outstanding at January 1, 2007	32,956	11.55	3,445	10.58	1,846	12.21	38,247	11.50
Granted	2,802	14.41	—	—	423	13.44	3,225	14.28
Exercised	(10,737)	10.73	(1,527)	10.57	(202)	11.50	(12,466)	10.73
Forfeited	(738)	12.29	—	—	(23)	13.89	(761)	12.34
Expired	(390)	13.28	—	—	—	—	(390)	13.28

Outstanding at January 1, 2008	23,893	12.16	1,918	10.60	2,044	12.54	27,855	12.08
Granted	2,891	12.16	—	—	694	11.55	3,585	12.04
Exercised	(2,579)	10.78	(109)	10.57	(5)	10.85	(2,693)	10.77
Forfeited	(560)	13.04	—	—	(376)	12.94	(936)	13.00
Expired	(1,834)	13.43	—	—	—	—	(1,834)	13.43

Outstanding at January 1, 2009	21,811	12.23	1,809	10.60	2,357	12.19	25,977	12.11
Granted	2,799	9.35	—	—	588	8.31	3,387	9.17
Exercised	—	—	—	—	(32)	7.93	(32)	7.93
Forfeited	(1,203)	11.73	—	—	(376)	12.00	(1,579)	11.84
Expired	(1,790)	11.98	(46)	10.57	—	—	(1,836)	11.94

Outstanding at December 31, 2009	21,617	11.88	1,763	10.60	2,537	11.32	25,917	11.74

Exercisable at December 31, 2007	14,266	12.16	1,918	10.60	2,044	12.54	18,228	12.04
Exercisable at December 31, 2008	14,875	12.04	1,809	10.60	2,357	12.19	19,041	11.92
Exercisable at December 31, 2009	15,217	12.01	1,763	10.60	2,537	11.32	19,517	11.79

9.	Share based remuneration – (continued)

	Number of Reed Elsevier PLC ordinary shares (’000)
	ESOS	LTIP	RSP	BIP	Total

Conditional shares
Outstanding at January 1, 2007	1,149	4,244	1,832	1,733	8,958
Granted	775	1,584	78	662	3,099
Exercised	(112)	(2,226)	(1,698)	(457)	(4,493)
Forfeited	(156)	(170)	(67)	(95)	(488)

Outstanding at January 1, 2008	1,656	3,432	145	1,843	7,076
Granted	717	1,524	19	720	2,980
Exercised	(85)	—	(101)	(561)	(747)
Forfeited	(237)	(440)	(28)	(101)	(806)

Outstanding at January 1, 2009	2,051	4,516	35	1,901	8,503
Granted	770	1,845	204	661	3,480
Exercised	(867)	(1,767)	(24)	(622)	(3,280)
Forfeited	(87)	(442)	—	(26)	(555)

Outstanding at December 31, 2009	1,867	4,152	215	1,914	8,148

	Number of Reed Elsevier NV ordinary shares (’000)
	ESOS	LTIP	RSP	BIP	Total

Conditional shares
Outstanding at January 1, 2007	770	2,858	1,278	649	5,555
Granted	510	1,047	53	308	1,918
Exercised	(71)	(1,523)	(1,165)	(199)	(2,958)
Forfeited	(151)	(151)	(68)	(34)	(404)

Outstanding at January 1, 2008	1,058	2,231	98	724	4,111
Granted	469	1,006	13	319	1,807
Exercised	(57)	—	(63)	(176)	(296)
Forfeited	(112)	(259)	(24)	(29)	(424)

Outstanding at January 1, 2009	1,358	2,978	24	838	5,198
Granted	500	1,198	133	352	2,183
Exercised	(580)	(1,162)	(17)	(315)	(2,074)
Forfeited	(65)	(311)	—	(10)	(386)

Outstanding at December 31, 2009	1,213	2,703	140	865	4,921

The weighted average share price at the date of exercise of share options and conditional shares during 2009 was 506p (2008: 632p; 2007: 621p) for Reed Elsevier PLC ordinary shares and €8.45 (2008: €12.22; 2007: €13.76) for Reed Elsevier NV ordinary shares.

9.	Share based remuneration – (continued)

Range of exercise prices for outstanding share options

	2009		2008		2007
		Weighted		Weighted		Weighted
	Number of	average	Number of	average	Number of	average
	share	remaining	share	remaining	share	remaining
	options	period till	options	period till	options	period till
	outstanding	expiry	outstanding	expiry	outstanding	expiry
	’000	(years)	’000	(years)	’000	(years)

Reed Elsevier PLC ordinary shares (pence)
351-400	16	0.3	252	1.2	668	1.6
401-450	2,157	2.6	1,927	1.5	2,652	2.4
451-500	8,219	2.9	9,111	4.6	12,356	4.8
501-550	12,638	6.0	9,834	6.1	12,716	7.1
551-600	3,593	2.3	3,856	3.4	4,331	4.3
601-650	6,600	7.6	7,452	8.5	4,280	8.8
651-700	2,462	1.2	2,696	2.2	3,046	3.2

Total	35,685	4.3	35,128	5.3	40,049	4.8

Reed Elsevier NV ordinary shares (euro)
7.01-8.00	175	9.2	—	—	—	—
8.01-9.00	511	9.0	—	—	—	—
9.01-10.00	4,011	6.8	1,617	4.3	1,954	5.1
10.01-11.00	4,912	4.4	5,771	4.8	6,791	5.8
11.01-12.00	6,297	5.1	6,866	6.2	8,912	7.2
12.01-13.00	2,854	7.4	3,362	8.7	402	5.3
13.01-14.00	2,990	2.5	3,777	3.0	4,269	4.6
14.01-15.00	3,971	4.0	4,382	4.9	5,041	6.5
15.01-16.00	196	1.3	202	2.4	486	2.3

Total	25,917	5.2	25,977	5.4	27,855	6.0

Share options are expected, upon exercise, to be met principally by the issue of new ordinary shares but may also be met from shares held by the Reed Elsevier Group plc Employee Benefit Trust (EBT) (see note 32). Conditional shares will be met from shares held by the EBT.

10.	Net finance costs

	2009	2008	2007
	£m	£m	£m

Interest on short term bank loans, overdrafts and commercial paper	(63)	(62)	(45)
Interest on other loans	(226)	(137)	(130)
Interest on obligations under finance leases	(1)	—	(1)

Total borrowing costs	(290)	(199)	(176)
Acquisition related finance costs	—	(18)	—
Fair value losses on designated fair value hedge relationships	—	—	(2)
Losses on derivatives not designated as hedges	(8)	(8)	(2)
Fair value losses on interest rate derivatives formerly designated as cash flow hedges transferred from equity	—	—	(2)

Finance costs	(298)	(225)	(182)

Interest on bank deposits	5	31	34
Gains on loans and derivatives not designated as hedges	2	2	9

Finance income	7	33	43

Net finance costs	(291)	(192)	(139)

Finance costs include £46 million (2008: £6 million; 2007: £1 million) transferred from the hedge reserve. A net loss of £11 million (2008: £60 million loss; 2007: £11 million loss) on interest rate derivatives designated as cash flow hedges was recognised directly in equity in the hedge reserve to be recognised in future periods.

10.	Net finance costs – (continued)

Acquisition related finance costs in 2008 comprised underwriting and arrangement fees relating to the ChoicePoint acquisition incurred prior to completion.

11.	Disposals and other non operating items

	2009	2008	2007
	£m	£m	£m

Revaluation of held for trading investment	8	(6)	(2)
(Loss)/gain on disposal and write down of businesses and other assets	(69)	(86)	65

Net (loss)/gain on disposals and other non operating items	(61)	(92)	63

The loss on disposal and write down of businesses and other assets in 2009 principally comprises severance and excess property costs in relation to assets held for sale and related closures, in particular RBI US controlled circulation titles.

12.	Taxation

	2009	2008	2007
	£m	£m	£m

Current tax
United Kingdom	44	40	59
The Netherlands	37	49	40
Rest of world	(1)	36	(111)

Total current tax charge/(credit)	80	125	(12)
Deferred tax
Origination and reversal of temporary differences	(40)	30	(70)

Total taxation charge/(credit) on profit from continuing operations	40	155	(82)

The current tax charge includes a tax credit of £34 million (2008: nil; 2007: nil) in respect of prior year disposals.

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

A reconciliation of the notional tax charge based on average applicable rates of tax (weighted in proportion to accounting profits) to the actual total tax expense is set out below:

	2009	2008	2007
	£m	£m	£m

Profit before tax from continuing operations	435	617	812

Tax at average applicable rates	41	127	195
Tax on share of results of joint ventures	(6)	(5)	(5)
Deferred tax on unrealised exchange differences on long term inter affiliate lending	—	—	(21)
Prior year credits on disposals	(34)	—	—
Non deductible goodwill impairment	19	—	—
Net tax on share based remuneration	10	20	10
Offset of tax reliefs against capital gains and tax base differences on disposals	—	—	(261)
Non deductible amounts and other items	10	13	—

Tax expense/(credit)	40	155	(82)

Tax expense/(credit) as a percentage of profit before tax	9%	25%	(10)%

The following tax has been recognised directly in equity during the year.

12.	Taxation – (continued)

	2009	2008	2007
	£m	£m	£m

Tax on actuarial movements on defined benefit pension schemes	(10)	116	(65)
Tax on fair value movements on cash flow hedges	(15)	59	(2)
Deferred tax (charge)/credits on share based remuneration	—	(19)	17

Net tax (charge)/credit recognised directly in equity	(25)	156	(50)

13.	Statement of cash flows

Reconciliation of profit before tax to cash generated from operations — continuing operations

	2009	2008	2007
	£m	£m	£m

Profit before tax	435	617	812
Disposals and other non operating items	61	92	(63)
Net finance costs	291	192	139
Share of results of joint ventures	(15)	(18)	(16)

Operating profit before joint ventures	772	883	872
Amortisation and impairment of acquired intangible assets and goodwill	533	287	219
Amortisation of internally developed intangible assets	139	88	72
Depreciation of property, plant and equipment	84	79	76
Share based remuneration	17	46	38

Total non cash items	773	500	405

Decrease/(increase) in inventories and pre-publication costs	47	4	(11)
Decrease/(increase) in receivables	112	(106)	(35)
(Decrease)/increase in payables	(100)	171	(13)

Decrease/(increase) in working capital	59	69	(59)

Cash generated from operations	1,604	1,452	1,218

Cash flow on acquisitions — continuing operations

		2009	2008	2007
	Note	£m	£m	£m

Purchase of businesses	14	(9)	(2,112)	(293)
Payment of ChoicePoint change of control and other non operating payables assumed		(56)	(19)	—
Investments in joint ventures		—	—	(24)
Deferred payments relating to prior year acquisitions		(29)	(30)	(10)

Total		(94)	(2,161)	(327)

Cash and cash equivalents include £5 million (2008: £55 million; 2007: nil) held in trust to satisfy liabilities in respect of change of control obligations related to the acquisition of ChoicePoint.

14.	Acquisitions

Acquisitions in 2009 — continuing operations

During the year a number of small acquisitions were made for a total consideration of £11 million, after taking account of net cash acquired of £3 million.

14.	Acquisitions — (continued)

The net assets of the businesses acquired are incorporated at their fair value to the combined businesses. The provisional fair values of the consideration given and the assets and liabilities acquired are summarised below:

	Book value
	on
	acquisition	Fair value
	£m	£m

Goodwill	—	6
Intangible assets	—	17
Property, plant and equipment	—	—
Current assets	—	—
Current liabilities	(11)	(11)
Deferred tax	—	(1)

Net assets acquired	(11)	11

Consideration (after taking account of £3 million net cash acquired)		11
Less: consideration deferred to future years		(2)

Net cash flow		9

Goodwill, being the excess of the consideration over the net tangible and intangible assets acquired, represents benefits which do not qualify for recognition as intangible assets, including the ability of the business to generate higher returns than individual assets, skilled workforces and acquisition synergies that are specific to Reed Elsevier. In addition, goodwill arises on the recognition of deferred tax liabilities in respect of intangible assets for which amortisation does not qualify for tax deductions.

The fair value of the assets and liabilities acquired are provisional pending the completion of the valuation exercises. Final fair values will be incorporated in the 2010 combined financial statements. There were no significant adjustments to the provisional fair values of prior year acquisitions established in 2008.

The businesses acquired in 2009 contributed £6 million to revenue, increased profit attributable by £1 million and contributed £2 million to net cash inflow from operating activities for the part year under Reed Elsevier ownership and before taking account of acquisition financing costs. Had the businesses been acquired at the beginning of the year, on a proforma basis the Reed Elsevier revenues and net profit for the year would have been £6,072 million and £395 million respectively.

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

The net assets of the businesses acquired are incorporated at their fair value to the combined businesses. Provisional fair values of the consideration given and the assets and liabilities acquired are summarised below:

			ChoicePoint		Other
			Book value		Book value
			on		on		Total
			acquisition	Fair value	acquisition	Fair value	Fair value
	Note		£m	£m	£m	£m	£m

Goodwill	(i	)	—	1,162	—	117	1,279
Intangible assets	(ii	)	15	1,471	—	108	1,579
Property, plant and equipment			46	46	2	2	48
Current assets			117	117	11	11	128
Current liabilities			(221)	(221)	(16)	(16)	(237)
Borrowings			(219)	(219)	—	—	(219)
Current tax			19	19	3	3	22
Deferred tax			6	(444)	—	(25)	(469)

Net assets acquired			(237)	1,931	—	200	2,131

Consideration (after taking account of £51 million net cash acquired)	(iii	)					2,131
Less: consideration deferred to future years							(19)

Net cash flow							2,112

(i)	Goodwill, being the excess of the consideration over the net tangible and intangible assets acquired, represents benefits which do not qualify for recognition as intangible assets, including the ability of a business to generate higher returns than individual assets, skilled workforces and acquisition synergies that are specific to Reed Elsevier. In addition, goodwill arises on the recognition of deferred tax liabilities in respect of intangible assets for which amortisation does not qualify for tax deductions.

(ii)	The provisional fair value of intangible assets acquired with ChoicePoint were established by management with advice from independent qualified valuers.

(iii)	Consideration for ChoicePoint comprises £1,955 million to acquire the entire share capital and £22 million of professional fees and other costs relating to the acquisition.

15.	Equity dividends

Ordinary dividends declared in the year

	2009	2008	2007
	£m	£m	£m

Reed Elsevier PLC	228	204	206
Reed Elsevier NV	232	214	210

Total	460	418	416

Ordinary dividends declared in the year, in amounts per ordinary share, comprise: a 2008 final dividend of 15.0p and a 2009 interim dividend of 5.4p giving a total of 20.4p (2008: 18.9p; 2007: 16.3p) for Reed Elsevier PLC; and a 2008 final dividend of €0.290 and a 2009 interim dividend of €0.107 giving a total of €0.397 (2008: €0.425; 2007: €0.418) for Reed Elsevier NV.

The directors of Reed Elsevier PLC have proposed a final dividend of 15.0p (2008: 15.0p; 2007: 13.6p). The directors of Reed Elsevier NV have proposed a final dividend of €0.293 (2008: €0.290; 2007: €0.311). The total cost of funding the proposed final dividends is expected to be £360 million, for which no liability has been recognised at the statement of financial position date.

15.	Equity dividends – (continued)

Ordinary dividends paid and proposed relating to the financial year

	2009	2008	2007
	£m	£m	£m

Reed Elsevier PLC	245	221	204
Reed Elsevier NV	250	222	205

Total	495	443	409

Dividends paid to Reed Elsevier PLC and Reed Elsevier NV shareholders are, other than in special circumstances, equalised at the gross level inclusive of the UK tax credit of 10% received by certain Reed Elsevier PLC shareholders. The cost of funding the Reed Elsevier PLC dividends is therefore similar to that of Reed Elsevier NV.

On January 18, 2008, Reed Elsevier PLC and Reed Elsevier NV paid special distributions of 82.0p and €1.767 per ordinary share respectively, from the net proceeds of the disposal of the Education division. The aggregate distribution of £2,013 million (including £27 million paid to the employee benefit trust) was recognised when paid. The special distributions were accompanied by consolidations of the ordinary share capitals of Reed Elsevier PLC and Reed Elsevier NV on the basis of 58 new ordinary shares for every 67 existing ordinary shares, reflecting the ratio of the aggregate special distribution to the combined market capitalisation of Reed Elsevier PLC and Reed Elsevier NV (excluding the 5.8% indirect equity interest in Reed Elsevier NV held by Reed Elsevier PLC) as at December 12, 2007, the date of the announcement of the special distribution.

16.	Goodwill

	2009	2008	2007
	£m	£m	£m

At January 1	4,901	2,462	2,802
Acquisitions	6	1,279	101
Disposals	(7)	(4)	(323)
Impairment	(110)	(9)	—
Reclassified from/(to) held for sale	22	—	(117)
Exchange translation differences	(473)	1,173	(1)

At December 31	4,339	4,901	2,462

The carrying amount of goodwill is after cumulative amortisation of £1,573 million (2008: £1,715 million; 2007: £1,313 million) which was charged prior to the adoption of IFRS.

Impairment charges comprise £93 million in Reed Business Information, principally relating to its US and International businesses, which have seen a significant contraction in print advertising revenues, and £17 million in Reed Exhibitions relating to deteriorating prospects for a number of minor exhibitions, principally in Reed Exhibitions Continental Europe.

16.	Goodwill – (Continued)

Impairment review

Impairment testing of goodwill and indefinite lived intangible assets is performed at least annually based on cash generating units (CGUs). A CGU is the smallest identifiable group of assets that generate cash inflows that are largely independent of the cash inflows from other groups of assets. CGUs which are not individually significant have been aggregated for presentation purposes. Typically, when an acquisition is made the acquired business is fully integrated into the relevant business unit and CGU, and the goodwill arising is allocated to the CGUs, or groups of CGUs, that are expected to benefit from the synergies of the acquisition. The carrying value of goodwill recorded in the major groups of CGUs is set out below.

	2009	2008	2007
	£m	£m	£m

Elsevier	963	1,074	767

LexisNexis US Legal	1,012	1,104	787
LexisNexis Risk Solutions	1,659	1,846	271
LexisNexis International	133	137	118

LexisNexis	2,804	3,087	1,176

Reed Exhibitions Continental Europe	304	336	264
Reed Exhibitions other	60	71	38

Reed Exhibitions	364	407	302

Reed Business Information US	73	162	113
Reed Business Information UK	69	71	41
Reed Business Information NL	29	33	23
Reed Business Information International	37	67	40

Reed Business Information	208	333	217

Total	4,339	4,901	2,462

The carrying value of each CGU is compared with its estimated value in use, which is determined to be its recoverable amount. Value in use is calculated based on estimated future cash flows, discounted to their present value. Estimated future cash flows are determined by reference to latest budgets and forecasts for the next five years approved by management, after which a long-term perpetuity growth rate is applied. The estimates of future cash flows are consistent with past experience adjusted for management’s estimates of future performance. The key assumptions used in the value in use calculations are discount rates and perpetuity growth rates. The discount rates used are based on the Reed Elsevier weighted average cost of capital, adjusted to reflect a risk premium specific to each CGU. The Reed Elsevier weighted average cost of capital reflects an assumed equity return, based on the risk free rate for government bonds adjusted for an equity risk premium, and the Reed Elsevier post tax cost of debt. The pre-tax discounts rates applied are 9.5% for Elsevier; 10.0-10.5% for LexisNexis; 10.5-11.0% for Reed Exhibitions and 10.5-16.0% for Reed Business Information. Cash flows subsequent to the forecast period of five years are assumed to grow at nominal perpetuity growth rates. The rates assumed are based on long-term historic growth rates of the territories where the CGUs operate and the growth prospects for the sectors in which the CGUs operate. The nominal perpetuity growth rates for all CGUs do not exceed 3%.

The value in use calculations and impairment reviews are sensitive to changes in key assumptions, particularly relating to discount rates and cash flow growth. A sensitivity analysis has been performed based on changes in key assumptions considered to be possible by management: an increase in discount rate of 0.5%; a decrease in the compound annual growth rate (CAGR) for adjusted operating cash flow in the five year forecast period of between 2.0% and 5.0%, depending on the CGU; and a decrease in perpetuity growth rates of 0.5%. The sensitivity analysis shows that no impairments would result under each of the sensitivity scenarios other than in the case of a 5.0% decline in adjusted operating cash flow CAGR over the five year forecast period which, if applied across all CGUs, would result in an impairment of £111 million.

17.	Intangible assets

	Market	Content,	Total	Internally
	and	software	acquired	developed
	customer	and	intangible	intangible
	related	other	assets	assets	Total
	£m	£m	£m	£m	£m

Cost
At January 1, 2007	1,355	2,871	4,226	633	4,859
Acquisitions	63	199	262	—	262
Additions	—	—	—	80	80
Disposals	(544)	(118)	(662)	(60)	(722)
Reclassified to held for sale	(29)	(116)	(145)	(32)	(177)
Exchange translation differences	(27)	33	6	16	22

At January 1, 2008	818	2,869	3,687	637	4,324
Acquisitions	1,349	230	1,579	—	1,579
Additions	—	—	—	115	115
Disposals	—	(15)	(15)	(19)	(34)
Exchange translation differences	652	851	1,503	207	1,710

At January 1, 2009	2,819	3,935	6,754	940	7,694
Acquisitions	5	12	17	—	17
Additions	—	—	—	179	179
Disposals	(1)	(14)	(15)	(20)	(35)
Reclassified (to)/from held for sale and other transfers	—	(233)	(233)	21	(212)
Exchange translation differences	(288)	(310)	(598)	(78)	(676)

At December 31, 2009	2,535	3,390	5,925	1,042	6,967

Amortisation and impairment
At January 1, 2007	276	1,720	1,996	339	2,335
Charge for the year	52	176	228	73	301
Disposals	(166)	(111)	(277)	(52)	(329)
Reclassified to held for sale	(2)	(77)	(79)	(9)	(88)
Exchange translation differences	(8)	13	5	11	16

At January 1, 2008	152	1,721	1,873	362	2,235
Charge for the year	84	194	278	88	366
Disposals	—	(15)	(15)	(8)	(23)
Exchange translation differences	74	515	589	123	712

At January 1, 2009	310	2,415	2,725	565	3,290
Charge for the year	155	209	364	139	503
Impairment	7	52	59	—	59
Disposals	(1)	(8)	(9)	(20)	(29)
Reclassified (to)/from held for sale and other transfers	—	(217)	(217)	2	(215)
Exchange translation differences	(34)	(191)	(225)	(48)	(273)

At December 31, 2009	437	2,260	2,697	638	3,335

Net book amount
At December 31, 2007	666	1,148	1,814	275	2,089
At December 31, 2008	2,509	1,520	4,029	375	4,404
At December 31, 2009	2,098	1,130	3,228	404	3,632

17.	Intangible assets – (continued)

Intangible assets acquired as part of business combinations comprise: market related assets (e.g. trademarks, imprints, brands); customer related assets (e.g. subscription bases, customer lists, customer relationships); and content, software and other intangible assets (e.g. editorial content, software and product delivery systems, other publishing rights, exhibition rights and supply contracts). Included in content, software and other acquired intangible assets are assets with a net book value of £698 million (2008: £902 million; 2007: £817 million) that arose on acquisitions completed prior to the adoption of IFRS that have not been allocated to specific categories of intangible assets. Internally developed intangible assets typically comprise software and systems development where an identifiable asset is created that is probable to generate future economic benefits.

Included in market and customer related intangible assets are £356 million (2008: £397 million; 2007: £288 million) of brands and imprints relating to Elsevier determined to have indefinite lives based on an assessment of their historical longevity and stable market positions. Indefinite lived intangibles are tested for impairment at least annually using the same value in use assumptions as set out in note 16.

Impairment charges in 2009 comprise amounts of £10 million in Reed Exhibitions, relating to deteriorating prospects for a number of minor exhibitions, and £49 million in Reed Business Information’s US and International businesses, which have seen a significant contraction in print advertising revenues.

The amortisation charge includes nil (2008: nil; 2007: £10 million) in respect of discontinued operations.

18.	Investments

	2009	2008	2007
	£m	£m	£m

Investments in joint ventures	135	145	116
Available for sale investments	9	24	90
Venture capital investments held for trading	32	25	21

Total	176	194	227

Share of results of joint ventures includes impairment charges of £8 million (2008: nil; 2007: nil) in respect of minor joint ventures in Reed Exhibitions.

The value of £11 million (2008: £9 million; 2007: £9 million) of venture capital investments held for trading has been determined by reference to quoted market prices. The value of other venture capital investments and available for sale investments have been determined by reference to other observable market inputs.

An analysis of changes in the carrying value of investments in joint ventures is set out below:

	2009	2008	2007
	£m	£m	£m

At January 1	145	116	73
Share of results of joint ventures	15	18	16
Dividends received from joint ventures	(23)	(23)	(12)
Additions	—	4	31
Exchange translation differences	(2)	30	8

At December 31	135	145	116

The principal joint ventures at December 31, 2009 are exhibition joint ventures within Reed Exhibitions and Giuffrè (an Italian legal publisher in which Reed Elsevier has a 40% shareholding) within LexisNexis.

18.	Investments – (Continued)

Summarised aggregate information in respect of joint ventures and Reed Elsevier’s share is set out below:

	Total joint ventures			Reed Elsevier share
	2009	2008	2007	2009	2008	2007
	£m	£m	£m	£m	£m	£m

Revenue	246	209	214	118	104	103
Net profit for the year	51	37	36	15	18	16

Total assets	316	325	302	149	152	143
Total liabilities	(152)	(163)	(165)	(73)	(75)	(76)

Net assets	164	162	137	76	77	67

Goodwill				59	68	49

Total				135	145	116

19.	Property, plant and equipment

	2009			2008			2007
	Land	Fixtures		Land	Fixtures		Land	Fixtures
	and	and		and	and		and	and
	buildings	equipment	Total	buildings	equipment	Total	buildings	equipment	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m

Cost
At January 1	259	644	903	157	510	667	179	667	846
Acquisitions	—	—	—	30	18	48	—	1	1
Capital expenditure	10	68	78	13	44	57	6	70	76
Disposals	(8)	(54)	(62)	(1)	(66)	(67)	(26)	(183)	(209)
Reclassified from/(to) held for sale	—	18	18	—	—	—	(2)	(45)	(47)
Exchange translation differences	(23)	(50)	(73)	60	138	198	—	—	—

At December 31	238	626	864	259	644	903	157	510	667

Accumulated depreciation
At January 1	106	468	574	71	357	428	83	465	548
Acquisitions	—	—	—	—	—	—	—	1	1
Disposals	(2)	(50)	(52)	(1)	(56)	(57)	(19)	(148)	(167)
Reclassified from/(to) held for sale	—	12	12	—	—	—	(1)	(30)	(31)
Charge for the year	12	72	84	10	69	79	8	69	77
Exchange translation differences	(10)	(36)	(46)	26	98	124	—	—	—

At December 31	106	466	572	106	468	574	71	357	428

Net book amount	132	160	292	153	176	329	86	153	239

No depreciation is provided on freehold land of £50 million (2008: £51 million; 2007: £37 million). The net book amount of property, plant and equipment at December 31, 2009 includes £4 million (2008: £6 million; 2007: £17 million) in respect of assets held under finance leases relating to fixtures and equipment.

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

20.	Financial instruments – (continued)

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

		Contractual cash flow
	Carrying	Within					More than
	amount	1 year	1-2 years	2-3 years	3-4 years	4-5 years	5 years	Total
At December 31, 2009	£m	£m	£m	£m	£m	£m	£m	£m

Borrowings
Fixed rate borrowings	(3,824)	(252)	(592)	(542)	(837)	(815)	(2,409)	(5,447)
Floating rate borrowings	(882)	(673)	(4)	(115)	(4)	(100)	(5)	(901)
Derivative financial liabilities Interest rate derivatives	(45)	(28)	(12)	(5)	(3)	(4)	(12)	(64)
Cross currency interest rate swaps	—	(6)	(10)	(14)	(183)	(184)	—	(397)
Forward foreign exchange contracts	(57)	(907)	(378)	(165)	—	—	—	(1,450)
Derivative financial assets
Interest rate derivatives	3	15	5	—	16	—	—	36
Cross currency interest rate swaps	54	12	13	15	192	217	—	449
Forward foreign exchange contracts	14	875	374	166	—	—	—	1,415

Total	(4,737)	(964)	(604)	(660)	(819)	(886)	(2,426)	(6,359)

		Contractual cash flow
	Carrying	Within					More than
	amount	1 year	1-2 Years	2-3 Years	3-4 Years	4-5 Years	5 Years	Total
At December 31, 2008	£m	£m	£m	£m	£m	£m	£m	£m

Borrowings
Fixed rate borrowings	(2,265)	(124)	(123)	(504)	(447)	(177)	(1,967)	(3,342)
Floating rate borrowings	(3,877)	(536)	(1,740)	(1,516)	(225)	(1)	(5)	(4,023)
Derivative financial liabilities Interest rate derivatives	(89)	(27)	(37)	(20)	(7)	(3)	—	(94)
Cross currency interest rate swaps	—	(13)	(8)	(13)	(14)	(199)	(204)	(451)
Forward foreign exchange contracts	(169)	(909)	(358)	(177)	(45)	—	—	(1,489)
Derivative financial assets
Interest rate derivatives	1	1	—	—	—	—	—	1
Cross currency interest rate swaps	51	15	13	15	15	211	237	506
Forward foreign exchange contracts	24	837	307	157	42	—	—	1,343

Total	(6,324)	(756)	(1,946)	(2,058)	(681)	(169)	(1,939)	(7,549)

20.	Financial instruments – (continued)

		Contractual cash flow
	Carrying	Within					More than
	amount	1 year	1-2 years	2-3 years	3-4 years	4-5 years	5 years	Total
At December 31, 2007	£m	£m	£m	£m	£m	£m	£m	£m

Borrowings
Fixed rate borrowings	(1,993)	(486)	(95)	(95)	(368)	(327)	(1,602)	(2,973)
Floating rate borrowings	(1,136)	(770)	(14)	(232)	(7)	(169)	(3)	(1,195)
Derivative financial liabilities
Interest rate derivatives	(9)	(5)	(5)	(2)	—	—	(6)	(18)
Cross currency interest rate swaps	—	(241)	(6)	(7)	(7)	(8)	(158)	(427)
Forward foreign exchange contracts	(13)	(654)	(265)	(118)	—	—	—	(1,037)
Derivative financial assets
Interest rate derivatives	16	4	7	5	3	2	4	25
Cross currency interest rate swaps	155	395	5	5	5	5	166	581
Forward foreign exchange contracts	39	680	276	120	—	—	—	1,076

Total	(2,941)	(1,077)	(97)	(324)	(374)	(497)	(1,599)	(3,968)

Fixed rate term debt of $1,500 million (£955 million), €600 million (£536 million) and £300 million and floating rate term debt of €50 million (£45 million) were issued in the year and used to repay floating rate borrowings maturing within two years. The term debt was issued in four, five, eight and ten year maturities.

The carrying amount of derivative financial liabilities comprises £9 million (2008: nil; 2007: nil) in relation to fair value hedges, £67 million (2008: £240 million; 2007: £18 million) in relation to cash flow hedges and £26 million (2008: £18 million; 2007: £4 million) held for trading. The carrying amount of derivative financial assets comprises £50 million (2008: £41 million; 2007: £170 million) in relation to fair value hedges, £12 million (2008: £8 million; 2007: £28 million) in relation to cash flow hedges and £9 million (2008: £27 million; 2007: £12 million) held for trading. Derivative financial assets and liabilities held for trading comprise interest rate derivatives and forward foreign exchange contracts that were not designated as hedging instruments.

At December 31, 2009, Reed Elsevier had access to a $2,500 million committed bank facility maturing in May 2010, which was undrawn, and a $2,000 million committed bank facility, forward starting in May 2010 and maturing in May 2012. In January 2010 the $2,500 million committed facility maturing in May 2010 was cancelled and the start date of the $2,000 million committed facility brought forward to start immediately. This back up facility provides security of funding for $2,000 million of short term debt to May 2012.

After taking account of the maturity of committed bank facilities that back short term borrowings at December 31, 2009, and after utilising available cash resources, no borrowings mature within one year (2008: nil; 2007: nil), no borrowings mature in the second year (2008: 31%; 2007: nil), 19% of borrowings mature in the third year (2008: 33%; 2007: 27%), 35% in the fourth and fifth years (2008: 12%; 2007: 29%), 36% in the sixth to tenth years (2008: 16%; 2007: 31%), and 10% beyond the tenth year (2008: 8%; 2007: 13%).

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

At December 31, 2009, 90% of net borrowings were either fixed rate or had been fixed through the use of interest rate swaps, forward rate agreements and options. A 100 basis point reduction in interest rates would result in an estimated decrease in net finance costs of £4 million (2008: £25 million; 2007: £7 million), based on the composition of financial instruments

20.	Financial instruments – (continued)

including cash, cash equivalents, bank loans and commercial paper borrowings at December 31, 2009. A 100 basis point rise in interest rates would result in an estimated increase in net finance costs of £4 million (2008: £25 million; 2007: £7 million).

The impact on net equity of a theoretical change in interest rates as at December 31, 2009 is restricted to the change in carrying value of floating rate to fixed rate interest rate derivatives in a designated cash flow hedge relationship and undesignated interest rate derivatives. A 100 basis point reduction in interest rates would result in an estimated reduction in net equity of £14 million (2008: £39 million; 2007: £10 million) and a 100 basis point increase in interest rates would increase net equity by an estimated £15 million (2008: £38 million; 2007: £10 million). The impact of a change in interest rates on the carrying value of fixed rate borrowings in a designated fair value hedge relationship would be offset by the change in carrying value of the related interest rate derivative. Fixed rate borrowings not in a designated hedging relationship are carried at amortised cost.

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

A theoretical weakening of all currencies by 10% against sterling at December 31, 2009 would decrease the carrying value of net assets, excluding net borrowings, by £466 million (2008: £551 million; 2007: £262 million). This would be offset to a large degree by a decrease in net borrowings of £321 million (2008: £495 million; 2007: £123 million). A strengthening of all currencies by 10% against sterling at December 31, 2009 would increase the carrying value of net assets, excluding net borrowings, by £581 million (2008: £685 million; 2007: £328 million) and increase net borrowings by £392 million (2008: £605 million; 2007: £150 million).

A retranslation of the combined businesses’ net profit for the year assuming a 10% weakening of all foreign currencies against sterling but excluding transactional exposures would reduce net profit by £17 million (2008: £38 million; 2007: £106 million). A 10% strengthening of all foreign currencies against sterling on this basis would increase net profit for the year by £20 million (2008: £46 million; 2007: £130 million).

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

Reed Elsevier also has credit risk with respect to trade receivables due from its customers that include national and state governments, academic institutions and large and small enterprises including law firms, book stores and wholesalers. The concentration of credit risk from trade receivables is limited due to the large and broad customer base. Trade receivable exposures are managed locally in the business units where they arise. Where appropriate, business units seek to minimise this exposure by taking payment in advance and through management of credit terms. Allowance is made for bad and doubtful debts based on management’s assessment of the risk taking into account the ageing profile, experience and circumstance. The maximum exposure to credit risk is represented by the carrying amount of each financial asset, including derivative financial instruments, recorded in the statement of financial position.

Included within trade receivables are the following amounts which are past due but for which no allowance has been made. Past due up to one month £248 million (2008: £284 million; 2007: £234 million); past due two to three months £66 million (2008: £123 million; 2007: £78 million); past due four to six months £25 million (2008: £35 million; 2007: £26 million); and past due greater than six months nil (2008: £11 million; 2007: £21 million). Examples of trade receivables which are past due but for which no allowance has been made include those receivables where there is no concern over the creditworthiness of the customer and where the history of dealings with the customer indicate the amount will be settled.

20.	Financial instruments – (continued)

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

Interest rate derivatives (including cross currency interest rate swaps) with a principal amount of £1,104 million were in place at December 31, 2009 swapping fixed rate term debt issues denominated in sterling, euros and Swiss francs (CHF) to floating rate sterling, euro and US dollar (USD) debt respectively for the whole of their term (2008: £300 million swapping fixed rate term debt issues denominated in CHF to floating rate USD debt for the whole of their term).

The gains and losses on the borrowings and related derivatives designated as fair value hedges, which are included in the income statement, for the three years ended December 31, 2009 were as follows:

Gains/(losses) on borrowings and related derivatives

		Fair value
	January 1,	movement	Exchange	December 31,
	2007	gain/(loss)	gain/(loss)	2007
	£m	£m	£m	£m

USD debt	1	(16)	—	(15)
Related interest rate swaps	(1)	16	—	15

	—	—	—	—

EUR debt	(116)	(35)	2	(149)
Related EUR to USD cross currency interest rate swaps	117	34	(2)	149

	1	(1)	—	—

CHF debt	(56)	49	1	(6)
Related CHF to USD cross currency interest rate swaps	57	(50)	(1)	6

	1	(1)	—	—

Total USD, EUR and CHF debt	(171)	(2)	3	(170)
Total related interest rate derivatives	173	—	(3)	170

Net gain	2	(2)	—	—

20.	Financial instruments – (continued)

		Fair value
	January 1,	movement		Exchange	December 31,
	2008	gain/(loss)	De-designated	gain/(loss)	2008
	£m	£m	£m	£m	£m

USD debt	(15)	(46)	62	(1)	—
Related interest rate swaps	15	46	(62)	1	—

	—	—	—	—	—

EUR debt	(149)	161	—	(12)	—
Related EUR to USD cross currency interest rate swaps	149	(161)	—	12	—

	—	—	—	—	—

CHF debt	(6)	(25)	—	(10)	(41)
Related CHF to USD cross currency interest rate swaps	6	25	—	10	41

	—	—	—	—	—

Total USD, EUR and CHF debt	(170)	90	62	(23)	(41)
Total related interest rate derivatives	170	(90)	(62)	23	41

Net gain	—	—	—	—	—

		Fair value
	January 1,	movement	Exchange	December 31,
	2009	gain/(loss)	gain/(loss)	2009
	£m	£m	£m	£m

GBP debt	—	9	—	9
Related interest rate swaps	—	(9)	—	(9)

	—	—	—	—

EUR debt	—	(2)	—	(2)
Related interest rate swaps	—	2	—	2

	—	—	—	—

CHF debt	(41)	(11)	4	(48)
Related CHF to USD cross currency interest rate swaps	41	11	(4)	48

	—	—	—	—

Total GBP, EUR and CHF debt	(41)	(4)	4	(41)
Total related interest rate derivatives	41	4	(4)	41

Net gain	—	—	—	—

All fair value hedges were highly effective throughout the three years ended December 31, 2009. A fair value loss of nil (2008: nil; 2007: £2 million) has been included within finance costs.

Gross borrowings as at December 31, 2009 included £59 million (2008: £78 million; 2007: nil) in relation to fair value adjustments to borrowings previously designated in a fair value hedge relationship which were de-designated in 2008. The related derivatives were closed out on de-designation with a cash inflow of £62 million. £11 million (2008: £2 million; 2007: nil) of these fair value adjustments were amortised in the year as a reduction to finance costs.

Cash flow hedges

Reed Elsevier enters into two types of cash flow hedge:

(1)	Interest rate derivatives which fix the interest expense on a portion of forecast floating rate debt (including commercial paper, short term bank loans and floating rate term debt).

(2)	Foreign exchange derivatives which fix the exchange rate on a portion of future foreign currency subscription revenues forecast by the Elsevier science and medical businesses for up to 50 months.

20.	Financial instruments – (continued)

Movements in the hedge reserve (pre-tax) in 2009, 2008 and 2007, including gains and losses on cash flow hedging instruments, were as follows:

				Total
			Foreign	hedge
	Transition	Interest rate	exchange	reserve
	loss	hedges	hedges	pre-tax
	£m	£m	£m	£m

Hedge reserve at January 1, 2007: (losses)/gains deferred	(2)	4	50	52
(Losses)/gains arising in 2007	—	(11)	14	3
Amounts recognised in income statement	2	(1)	(30)	(29)
Exchange translation differences	—	—	2	2

Hedge reserve at January 1, 2008: (losses)/gains deferred	—	(8)	36	28
Losses arising in 2008	—	(60)	(183)	(243)
Amounts recognised in income statement	—	6	(25)	(19)
Exchange translation differences	—	(18)	(4)	(22)

Hedge reserve at January 1, 2009: losses deferred	—	(80)	(176)	(256)
(Losses)/gains arising in 2009	—	(11)	64	53
Amounts recognised in income statement	—	46	58	104
Exchange translation differences	—	7	3	10

Hedge reserve at December 31, 2009: losses deferred	—	(38)	(51)	(89)

All cash flow hedges were highly effective throughout the three years ended December 31, 2009.

A tax credit of £24 million (2008: £61 million credit; 2007: £8 million charge) in respect of the above gains and losses at December 31, 2009 was also deferred in the hedge reserve.

Of the amounts recognised in the income statement in the year, losses of £58 million (2008: gains of £25 million; 2007: gains of £30 million) were recognised in revenue, and losses of £46 million (2008: £6 million; 2007: £1 million) were recognised in finance costs. A tax credit of £20 million (2008: £5 million charge; 2007: £9 million charge) was recognised in relation to these items.

The transition loss relates to interest rate derivatives which were not designated as hedging instruments on adoption of IAS39 — Financial Instruments.

The deferred losses on cash flow hedges at December 31, 2009 are currently expected to be recognised in the income statement in future years as follows:

			Total
		Foreign	hedge
	Interest rate	exchange	reserve
	hedges	hedges	pre-tax
	£m	£m	£m

2010	(19)	(33)	(52)
2011	(11)	(16)	(27)
2012	(6)	(1)	(7)
2013	(2)	(1)	(3)
2014	—	—	—

Losses deferred in hedge reserve at end of year	(38)	(51)	(89)

The cash flows for these hedges are expected to occur in line with the recognition of the losses in the income statement, other than in respect of certain forward foreign exchange hedges on subscriptions, where cash flows may be expected to occur in advance of the subscription year.

21.	Deferred tax

	2009	2008	2007
	£m	£m	£m

Deferred tax assets	208	353	141
Deferred tax liabilities	(1,272)	(1,525)	(695)

Total	(1,064)	(1,172)	554

Movements in deferred tax liabilities and assets are summarised as follows:

	Deferred tax liabilities				Deferred tax assets
	Excess of			Other	Excess of			Other
	tax allowances	Acquired		temporary	amortisation	Tax losses		temporary
	over	intangible	Pensions	differences -	over tax	carried	Pensions	differences -
	amortisation	assets	assets	liabilities	allowances	forward	liabilities	assets	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m

Deferred tax (liability)/asset at January 1, 2007	(133)	(642)	(6)	(69)	6	7	92	65	(680)
(Charge)/credit to profit	(29)	63	—	35	2	(3)	(15)	17	70
(Charge)/credit to equity	—	—	(44)	(2)	—	—	(21)	17	(50)
Acquisitions	—	(38)	—	—	—	1	—	—	(37)
Disposals	34	95	(1)	—	—	—	(3)	(25)	100
Reclassified as held for sale	1	24	—	15	—	—	—	—	40
Exchange translation differences	2	—	—	—	—	—	(1)	2	3

Deferred tax (liability)/asset at January 1, 2008	(125)	(498)	(51)	(21)	8	5	52	76	(554)
(Charge)/credit to profit	(37)	69	(6)	(5)	2	—	(10)	(43)	(30)
Credit to equity	—	—	13	7	—	—	103	33	156
Acquisitions	—	(536)	—	—	—	—	4	63	(469)
Disposals	—	7	—	—	—	—	—	—	7
Exchange translation differences	(57)	(281)	—	(4)	—	1	41	18	(282)

Deferred tax (liability)/asset at January 1, 2009	(219)	(1,239)	(44)	(23)	10	6	190	147	(1,172)
(Charge)/credit to profit	(20)	118	(4)	4	19	3	(24)	(56)	40
Credit/(charge) to equity	—	—	17	—	—	—	(27)	(15)	(25)
Transfers	—	—	—	—	—	—	—	(20)	(20)
Acquisitions	—	(1)	—	—	—	—	—	—	(1)
Exchange translation differences	23	115	—	1	(2)	—	(17)	(6)	114

Deferred tax (liability)/asset at December 31, 2009	(216)	(1,007)	(31)	(18)	27	9	122	50	(1,064)

22.	Inventories and pre-publication costs

	2009	2008	2007
	£m	£m	£m

Raw materials	9	11	9
Pre-publication costs	168	233	154
Finished goods	98	104	108

Total	275	348	271

23.	Trade and other receivables

	2009	2008	2007
	£m	£m	£

Trade receivables	1,367	1,578	1,054
Allowance for doubtful debts	(80)	(77)	(48)

	1,287	1,501	1,006
Prepayments and accrued income	205	184	142

Total	1,492	1,685	1,148

Trade receivables are predominantly non-interest bearing and their carrying amounts approximate to their fair value.

Trade receivables are stated net of allowances for bad and doubtful debts. The movements in the provision during the year were as follows:

	2009	2008	2007
	£m	£m	£m

At January 1	77	48	50
Charge for the year	33	29	19
Trade receivables written off	(24)	(20)	(17)
Acquisitions	—	4	—
Reclassified as held for sale	—	—	(5)
Exchange translation differences	(6)	16	1

At December 31	80	77	48

24.	Assets and liabilities held for sale

The major classes of assets and liabilities of operations classified as held for sale are as follows:

	2009	2008	2007
	£m	£m	£m

Goodwill	—	24	117
Intangible assets	—	3	89
Property, plant and equipment	—	7	16
Inventories and pre-publication costs	—	—	54
Trade and other receivables	5	15	65

Total assets held for sale	5	49	341

Trade and other payables	5	2	44
Deferred tax liabilities	—	—	40

Total liabilities associated with assets held for sale	5	2	84

Assets held for sale as at December 31, 2009 relate to Reed Business Information’s US controlled circulation titles. In 2009 assets and associated liabilities held for sale at December 31, 2008 were retained and reclassified accordingly. Assets and associated liabilities held for sale at December 31, 2007 principally relate to the educational assessment business, sold in January 2008.

25.	Trade and other payables

	2009	2008	2007
	£m	£m	£m

Payables and accruals	1,251	1,394	1,000
Deferred income	1,220	1,375	966

Total	2,471	2,769	1,966

26.	Borrowings

	2009			2008			2007
	Falling due	Falling due		Falling due	Falling due		Falling due	Falling due
	within	in more		within	in more		within	in more
	1 year	than 1 year	Total	1 year	than 1 year	Total	1 year	than 1 year	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m

Financial liabilities measured at amortised cost:
Short term bank loans, overdrafts and commercial paper	515	—	515	446	—	446	753	—	753
Finance leases	7	20	27	2	1	3	5	6	11
Other loans	156	2,247	2,403	—	4,652	4,652	—	1,378	1,378
Other loans in fair value hedging relationships	—	1,144	1,144	—	341	341	369	618	987
Other loans previously in fair value hedging relationships	—	617	617	—	700	700	—	—	—

Total	678	4,028	4,706	448	5,694	6,142	1,127	2,002	3,129

The total fair value of financial liabilities measured at amortised cost is £3,262 million (2008: £5,201 million; 2007: £2,206 million). The total fair value of other loans in fair value hedging relationships is £1,257 million (2008: £325 million; 2007: £1,054 million). The total fair value of other loans previously in fair value hedging relationships is £646 million (2008: £773 million; 2007: nil).

Analysis by year of repayment

	2009				2008				2007
	Short term				Short term				Short term
	bank loans,				bank loans,				bank loans,
	overdrafts				overdrafts				overdrafts
	and				and				and
	commercial	Other	Finance		commercial	Other	Finance		commercial	Other	Finance
	paper	loans	leases	Total	paper	loans	leases	Total	paper	loans	leases	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Within 1 year	515	156	7	678	446	—	2	448	753	369	5	1,127

Within 1 to 2 years	—	342	7	349	—	1,706	1	1,707	—	—	3	3
Within 2 to 3 years	—	431	6	437	—	1,885	—	1,885	—	220	3	223
Within 3 to 4 years	—	633	7	640	—	578	—	578	—	276	—	276
Within 4 to 5 years	—	779	—	779	—	104	—	104	—	423	—	423
After 5 years	—	1,823	—	1,823	—	1,420	—	1,420	—	1,077	—	1,077

	—	4,008	20	4,028	—	5,693	1	5,694	—	1,996	6	2,002

Total	515	4,164	27	4,706	446	5,693	3	6,142	753	2,365	11	3,129

Fixed rate term debt of $1,500 million (£955 million), €600 million (£536 million) and £300 million and floating rate term debt of €50 million (£45 million) were issued in the period and used to repay floating rate borrowings maturing within two years. The term debt was issued in four, five, eight and ten year maturities. Short term bank loans, overdrafts and commercial paper were backed up at December 31, 2009 by a $2,500 million (£1,548 million) committed bank facility maturing in May 2010, which was undrawn, with an additional $2,000 million (£1,238 million) committed bank facility, forward starting in May 2010 and maturing in May 2012. In January 2010 the $2,500 million committed bank facility maturing in May 2010 was cancelled and the start date of the $2,000 million committed bank facility brought forward to start immediately. This facility provides security of funding for $2,000 million of short term debt to May 2012.

26.	Borrowings – (continued)

Analysis by currency

	2009				2008				2007
	Short term				Short term				Short term
	bank loans,				bank loans,				bank loans,
	overdrafts				overdrafts				overdrafts
	and				and				and
	commercial	Other	Finance		commercial	Other	Finance		commercial	Other	Finance
	paper	loans	leases	Total	paper	loans	leases	Total	paper	loans	leases	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

US Dollars	371	2,828	27	3,226	10	5,128	3	5,141	108	1,841	11	1,960
£ Sterling	—	691	—	691	—	400	—	400	7	400	—	407
Euro	117	645	—	762	375	165	—	540	572	124	—	696
Other currencies	27	—	—	27	61	—	—	61	66	—	—	66

Total	515	4,164	27	4,706	446	5,693	3	6,142	753	2,365	11	3,129

Included in the US dollar amounts for other loans above is £316 million (2008: £341 million; 2007: £521 million) of debt denominated in Swiss francs (CHF 500 million; 2008: CHF 500 million; 2007: CHF 350 million) and euros (nil; 2008: nil; 2007: €500 million) that was swapped into US dollars on issuance and against which there are related derivative financial instruments, which, as at December 31, 2009, had a fair value of £48 million (2008: £41 million; 2007: £155 million).

27.	Lease arrangements

Finance leases

At December 31, 2009 future finance lease obligations fall due as follows:

	2009	2008	2007
	£m	£m	£m

Within one year	7	2	5
In the second to fifth years inclusive	23	1	7

	30	3	12
Less future finance charges	(3)	—	(1)

Total	27	3	11

Present value of future finance lease obligations payable:
Within one year	7	2	5
In the second to fifth years inclusive	20	1	6

Total	27	3	11

The fair value of the lease obligations approximates to their carrying amount.

Operating leases

Reed Elsevier leases various properties, principally offices and warehouses, which have varying terms and renewal rights that are typical to the territory in which they are located.

At December 31, 2009 outstanding commitments under non-cancellable operating leases fall due as follows:

	2009	2008	2007
	£m	£m	£m

Within one year	140	144	104
In the second to fifth years inclusive	354	426	319
After five years	229	293	275

Total	723	863	698

Of the above outstanding commitments, £677 million (2008: £805 million) relate to land and buildings.

27.	Lease arrangements – (continued)

Reed Elsevier has a number of properties that are sub-leased. The future lease receivables contracted with sub-tenants fall as follows:

	2009	2008	2007
	£m	£m	£m

Within one year	17	21	14
In the second to fifth years inclusive	36	52	42
After five years	7	14	11

Total	60	87	67

28.	Provisions

	2009			2008			2007
	Property	Restructuring	Total	Property	Restructuring	Total	Property	Total
	£m	£m	£m	£m	£m	£m	£m	£m

At January 1	45	69	114	21	—	21	28	28
Charged	70	157	227	22	57	79	—	—
Utilised	(20)	(114)	(134)	(9)	—	(9)	(6)	(6)
Exchange translation differences	(6)	(6)	(12)	11	12	23	(1)	(1)

At December 31	89	106	195	45	69	114	21	21

Property provisions relate to estimated sub-lease shortfalls and guarantees given in respect of certain property leases for various periods up to 2024. Restructuring provisions relate to costs incurred in connection with the major restructuring programmes announced in February 2008 and 2009, principally in respect of severance and outsourcing migration costs, and the restructuring in anticipation of sale and related closures of Reed Business Information’s US controlled circulation titles.

Provisions have been analysed between current and non-current as set out below:

	2009	2008	2007
	£m	£m	£m

Current liabilities	134	79	—
Non-current liabilities	61	35	21

Total	195	114	21

29.	Contingent liabilities and capital commitments

There are contingent liabilities amounting to £22 million (2008: £26 million; 2007: £28 million) in respect of property lease guarantees.

30.	Combined share capitals

	2009	2008	2007
	£m	£m	£m

At January 1	209	197	191
Issue of ordinary shares	20	1	3
Exchange translation differences	(4)	11	3

At December 31	225	209	197

In July 2009, Reed Elsevier PLC placed 109,198,190 new ordinary shares at 405p per share for proceeds, net of issue costs, of £435 million and Reed Elsevier NV placed 63,030,989 new ordinary shares at €7.08 per share for net proceeds of €441 million. The number of shares issued represented 9.9% of the issued ordinary share capital of the respective parent companies prior to the placings. No share premium was recognised in Reed Elsevier PLC as the company took advantage of section 612 of the Companies Act 2006 regarding merger relief.

Combined share capitals exclude the shares of Reed Elsevier NV held by a subsidiary of Reed Elsevier PLC.

30.	Combined share capitals — (continued)

Disclosures in respect of share capital are given in note 13 to the Reed Elsevier PLC consolidated financial statements and note 14 to the Reed Elsevier NV consolidated financial statements.

31.	Combined share premiums

	2009	2008	2007
	£m	£m	£m

At January 1	2,529	2,143	1,879
Issue of ordinary shares, net of expenses	395	53	174
Exchange translation differences	(117)	333	90

At December 31	2,807	2,529	2,143

Combined share premiums exclude the share premium in respect of shares of Reed Elsevier NV held by a subsidiary of Reed Elsevier PLC.

32.	Combined shares held in treasury

		Shares held
	Shares held	by parent
	by EBT	companies	Total
	£m	£m	£m

At January 1, 2007	161	216	377
Purchase of shares	74	199	273
Exchange translation differences	(49)	—	(49)
At January 1, 2008	—	18	18

Purchase of shares	186	433	619
Settlement of share awards	54	40	94
Exchange translation differences	(8)	—	(8)
At January 1, 2009	—	78	78

Purchase of shares	232	551	783
Settlement of share awards	(57)	—	(57)
Exchange translation differences	—	(28)	(28)

At December 31, 2009	175	523	698

At December 31, 2009 shares held in treasury related to 15,350,605 (2008: 20,078,899; 2007: 18,723,830) Reed Elsevier PLC ordinary shares and 8,219,196 (2008: 11,177,422; 2007: 10,100,765) Reed Elsevier NV ordinary shares held by the Reed Elsevier Group plc Employee Benefit Trust (“EBT”); and 34,196,298 (2008: 34,196,298; 2007: 35,846,500) Reed Elsevier PLC ordinary shares and 23,952,791 (2008: 23,952,791; 2007: 25,301,500) Reed Elsevier NV ordinary shares held by the respective parent companies.

The number of shares held by the EBT and parent companies were reduced in 2008 by the share consolidations of the parent companies which accompanied the payment of the special distribution from the net proceeds of the disposal of the Education division. The ordinary share capitals of the parent companies were consolidated on the basis of 58 new ordinary shares for every 67 existing ordinary shares, reflecting the ratio of the aggregate special distribution to the combined market capitalisation of Reed Elsevier PLC and Reed Elsevier NV (excluding the 5.8% indirect equity interest in Reed Elsevier NV held by Reed Elsevier PLC) as at December 12, 2007, the date of the announcement of the special distribution.

The EBT purchases Reed Elsevier PLC and Reed Elsevier NV shares which, at the trustees’ discretion, can be used in respect of the exercise of share options and to meet commitments under conditional share awards.

33.	Translation reserve

	2009	2008	2007
	£m	£m	£m

At January 1	(14)	(145)	(136)
Exchange differences on translation of foreign operations	(122)	340	(33)
Cumulative exchange differences on disposal of foreign operations	—	27	148
Exchange translation differences on capital and reserves	36	(236)	(124)

At December 31	(100)	(14)	(145)

34.	Other combined reserves

	2009			2008	2007
	Hedge	Other
	reserve	reserves	Total	Total	Total
	£m	£m	£m	£m	£m

At January 1	(195)	(793)	(988)	1,389	409
Profit attributable to parent companies’ shareholders	—	391	391	476	1,200
Dividends declared	—	(457)	(457)	(2,404)	(416)
Issue of ordinary shares, net of expenses	—	419	419	—	—
Actuarial gains/(losses) on defined benefit pension schemes	—	6	6	(347)	224
Fair value movements on available for sale investments	—	—	—	(9)	—
Cumulative fair value movements on disposals of available for sale investments	—	1	1	—	(7)
Fair value movements on cash flow hedges	53	—	53	(243)	3
Tax recognised directly in equity	(15)	(10)	(25)	156	(50)
Increase in share based remuneration reserve	—	17	17	46	46
Settlement of share awards	—	(60)	(60)	(8)	(49)
Transfer from hedge reserve to net profit (net of tax)	84	—	84	(14)	(20)
Exchange translation differences	8	49	57	(30)	49

At December 31	(65)	(437)	(502)	(988)	1,389

Other reserves principally comprise retained earnings, the share based remuneration reserve and available for sale investment reserve.

35.	Related party transactions

Transactions between the Reed Elsevier combined businesses have been eliminated within the combined financial statements. Transactions with joint ventures were made on normal market terms of trading and comprise sales of goods and services of £2 million (2008: £4 million; 2007: £6 million). As at December 31, 2009 amounts owed by joint ventures were £4 million (2008: £3 million; 2007: £7 million). Key management personnel are also related parties and comprise the executive directors of Reed Elsevier PLC and Reed Elsevier NV. Transactions with key management personnel are set out below.

35.	Related party transactions — (continued)

	2009	2008	2007
	£m	£m	£m

Salaries and other short term employee benefits	6	7	8
Post employment benefits	1	1	1
Share based remuneration	1	10	9
Termination benefits	1	—	—

Total	9	18	18

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

REED ELSEVIER PLC
CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and members of Reed Elsevier PLC:

We have audited the accompanying consolidated statements of financial position of Reed Elsevier PLC and its subsidiaries (“the Company”) as of December 31, 2009, 2008 and 2007, and the related consolidated statements of income, cash flows, comprehensive income and changes in equity for each of the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2009, 2008 and 2007, and the results of its operations and cash flows for each of the years then ended, in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 17, 2010 (see Item 19 — Exhibit 15.5) expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/  DELOITTE LLP
London, England
February 17, 2010

REED ELSEVIER PLC
CONSOLIDATED INCOME STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2009

		2009	2008	2007
	Note	£m	£m	£m

Administrative expenses	3	(2)	(1)	(1)
Effect of tax credit equalisation on distributed earnings	4	(12)	(11)	(11)
Share of results of joint ventures	12	213	258	658

Operating profit		199	246	646
Finance income/(charges)	7	2	1	(3)

Profit before tax		201	247	643
Taxation	8	(6)	(6)	(19)

Profit attributable to ordinary shareholders		195	241	624

REED ELSEVIER PLC
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
 FOR THE YEAR ENDED DECEMBER 31, 2009

	2009	2008	2007
	£m	£m	£m

Profit attributable to ordinary shareholders	195	241	624
Share of joint ventures’ other comprehensive (expense)/income for the year	(2)	(48)	140

Total comprehensive income for the year	193	193	764

		2009	2008	2007
	Note	pence	pence	pence

Earnings per ordinary share (EPS)
Basic earnings per share
From continuing operations of the combined businesses	10	17.2p	21.2p	36.6p
From discontinued operations of the combined businesses	10	—	0.9p	13.1p

From total operations of the combined businesses	10	17.2p	22.1p	49.7p

Diluted earnings per share
From continuing operations of the combined businesses	10	17.1p	21.0p	36.2p
From discontinued operations of the combined businesses	10	—	0.9p	12.9p

From total operations of the combined businesses	10	17.1p	21.9p	49.1p

The accompanying notes on pages F-61 to F-68 are an integral part of these consolidated financial statements

REED ELSEVIER PLC
CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2009

		2009	2008	2007
	Note	£m	£m	£m

Cash flows from operating activities
Cash used by operations	11	(2)	(1)	(2)
Interest received/(paid)		2	—	(3)
Tax paid		(6)	(10)	(16)

Net cash used in operating activities		(6)	(11)	(21)

Cash flows from investing activities
Dividends received from joint ventures		—	500	850
Increase in investment in joint ventures		(462)	—	—

Net cash (used in)/from investing activities		(462)	500	850

Cash flows from financing activities
Equity dividends paid	9	(228)	(1,245)	(206)
Proceeds on issue of ordinary shares		440	32	92
Purchase of treasury shares		—	(20)	(92)
Repayment of loan from joint ventures	11	—	—	(36)
Decrease/(increase) in net funding balances due from joint ventures	11	256	744	(587)

Net cash from/(used in) financing activities		468	(489)	(829)

Movement in cash and cash equivalents		—	—	—

The accompanying notes on pages F-61 to F-68 are an integral part of these consolidated financial statements

REED ELSEVIER PLC
CONSOLIDATED STATEMENT OF FINANCIAL POSITION
AS AT DECEMBER 31, 2009

		2009	2008	2007
	Note	£m	£m	£m

Non-current assets
Investments in joint ventures	12	927	515	1,584

Total assets		927	515	1,584

Current liabilities
Taxation		11	11	16

Total liabilities		11	11	16

Net assets		916	504	1,568

Capital and reserves
Called up share capital	13	180	164	163
Share premium account	14	1,159	1,154	1,123
Shares held in treasury (including in joint ventures)	15	(317)	(347)	(302)
Capital redemption reserve	16	4	4	4
Translation reserve	17	92	157	(37)
Other reserves	18	(202)	(628)	617

Total equity		916	504	1,568

The accompanying notes on pages F-61 to F-68 are an integral part of these consolidated financial statements

REED ELSEVIER PLC
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2009

				Shares	Capital
		Share	Share	held in	redemption	Translation	Other	Total
		capital	premium	treasury	reserve	reserve	reserves	equity
	Note	£m	£m	£m	£m	£m	£m	£m

Balance at January 1 2009		164	1,154	(347)	4	157	(628)	504
Total comprehensive income for the year		—	—	—	—	(65)	258	193
Equity dividends declared	9	—	—	—	—	—	(228)	(228)
Issue of ordinary shares, net of expenses		16	5	—	—	—	419	440
Share of joint ventures’ settlement of share awards by employee benefit trust		—	—	30	—	—	(32)	(2)
Share of joint ventures’ increase in share based remuneration reserve		—	—	—	—	—	9	9

Balance at December 31 2009		180	1,159	(317)	4	92	(202)	916

				Shares	Capital
		Share	Share	held in	redemption	Translation	Other	Total
		capital	premium	treasury	reserve	reserve	reserves	equity
	Note	£m	£m	£m	£m	£m	£m	£m

Balance at January 1 2008		163	1,123	(302)	4	(37)	617	1,568
Total comprehensive income for the year			—	—	—	194	(1)	193
Equity dividends declared	9	—	—	—	—	—	(1,245)	(1,245)
Issue of ordinary shares, net of expenses		1	31	—	—	—	—	32
Increase in shares held in treasury (including joint ventures)	15	—	—	(49)	—	—	—	(49)
Share of joint ventures’ settlement of share awards by employee benefit trust		—	—	4	—	—	(4)	—
Share of joint ventures’ increase in share based remuneration reserve		—	—	—	—	—	24	24
Equalisation adjustments		—	—	—	—	—	(19)	(19)

Balance at December 31 2008		164	1,154	(347)	4	157	(628)	504

				Shares	Capital
		Share	Share	held in	redemption	Translation	Other	Total
		capital	premium	treasury	reserve	reserve	reserves	equity
	Note	£m	£m	£m	£m	£m	£m	£m

Balance at January 1 2007		161	1,033	(200)	4	(98)	140	1,040
Total comprehensive income for the year		—	—	—	—	61	703	764
Equity dividends declared	9	—	—	—	—	—	(206)	(206)
Issue of ordinary shares, net of expenses		2	90	—	—	—	—	92
Increase in shares held in treasury (including joint ventures)	15	—	—	(130)	—	—	—	(130)
Share of joint ventures’ settlement of share awards by employee benefit trust		—	—	28	—	—	(28)	—
Share of joint ventures’ increase in share based remuneration reserve		—	—	—	—	—	24	24
Equalisation adjustments		—	—	—	—	—	(16)	(16)

Balance at December 31 2007		163	1,123	(302)	4	(37)	617	1,568

The accompanying notes on pages F-61 to F-68 are an integral part of these consolidated financial statements

REED ELSEVIER PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	Basis of financial statements

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

Investments

Reed Elsevier PLC’s 52.9% economic interest in the net assets of the combined businesses has been shown on the statement of financial position as investments in joint ventures, net of the assets and liabilities reported as part of Reed Elsevier PLC and its subsidiaries. Investments in joint ventures are accounted for using the equity method.

Foreign exchange translation

Transactions in foreign currencies are recorded at the rate of exchange prevailing on the date of the transaction. At each statement of financial position date, monetary assets and liabilities that are denominated in foreign currencies are retranslated at the rate prevailing on the statement of financial position date. Exchange differences arising are recorded in the income statement. The exchange gains or losses relating to the retranslation of Reed Elsevier PLC’s 52.9% economic interest in the net assets of the combined businesses are classified as equity and transferred to the translation reserve.

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

2.	Accounting policies — (continued)

The tax payable on current year taxable profits is calculated using the applicable tax rate that has been enacted, or substantively enacted, by the statement of financial position date.

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

Administrative expenses include £712,000 (2008: £604,000; 2007: £526,000) paid in the year to Reed Elsevier Group plc under a contract for the services of directors and administrative support. Reed Elsevier PLC has no employees (2008: nil; 2007: nil).

4.	Effect of tax credit equalisation on distributed earnings

The tax credit equalisation adjustment arises on ordinary dividends paid by Reed Elsevier PLC to its shareholders and reduces the consolidated profit attributable to ordinary shareholders by 47.1% of the total amount of the tax credit, as set out in the accounting policies in note 2.

5.	Auditors’ remuneration

Audit fees payable by Reed Elsevier PLC were £26,000 (2008: £26,000; 2007: £25,000). Further information on the audit and non-audit fees paid by the Reed Elsevier combined businesses to Deloitte LLP and its associates is set out in note 6 to the combined financial statements.

6.	Related party transactions

All transactions with joint ventures, which are related parties of Reed Elsevier PLC, are reflected in these financial statements. Key management personnel are also related parties and comprise the executive directors of Reed Elsevier PLC. Transactions with key management personnel are set out in note 35 to the combined financial statements.

7.	Finance income/(charges)

	2009	2008	2007
	£m	£m	£m

Finance income/(charges) from joint ventures	2	1	(3)

8.	Taxation

	2009	2008	2007
	£m	£m	£m

UK corporation tax	6	6	19

8.	Taxation — (continued)

A reconciliation of the notional tax charge based on the applicable rate of tax to the actual total tax expense is set out below.

	2009	2008	2007
	£m	£m	£m

Profit before tax	201	247	643

Tax at applicable rate 28% (2008: 28%; 2007: 30%)	56	69	193
Tax at applicable rate on share of results of joint ventures	(60)	(72)	(194)
Other	10	9	20

Tax expense	6	6	19

9.	Equity dividends

Ordinary dividends declared in	2009		2008		2007		2009	2008	2007
the year	pence		pence		pence		£m	£m	£m

Ordinary shares
Final for prior financial year	15.0	p	13.6	p	11.8	p	163	146	149
Interim for financial year	5.4	p	5.3	p	4.5	p	65	58	57

Total	20.4	p	18.9	p	16.3	p	228	204	206

The directors of Reed Elsevier PLC have proposed a final dividend of 15.0p (2008: 15.0p; 2007: 13.6p). The cost of funding the proposed final dividend is expected to be £180 million. No liability has been recognised at the statement of financial position date.

	2009		2008		2007
Ordinary dividends paid and proposed relating to the financial year	pence		pence		pence

Ordinary shares
Interim (paid)	5.4	p	5.3	p	4.5p
Final (proposed)	15.0	p	15.0	p	13.6p

Total	20.4	p	20.3	p	18.1p

On January 18, 2008 the company paid a special distribution of 82.0p per ordinary share from the net proceeds of the disposal of the Education division. The distribution of £1,041 million was recognised when paid.

10.	Earnings per ordinary share (“EPS”)

	2009
	Weighted
	average
	number of
	shares	Earnings	EPS
	(millions)	£m	pence

Basic EPS
From total operations of the combined businesses	1,131.4	195	17.2p

Diluted EPS
From total operations of the combined businesses	1,139.5	195	17.1p

10.	Earnings per ordinary share (“EPS”) — (continued)

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

	2007
	Weighted
	average
	number of
	shares	Earnings	EPS
	(millions)	£m	pence

Basic EPS
From continuing operations of the combined businesses	1,256.5	460	36.6	p
From discontinued operations of the combined businesses	1,256.5	164	13.1	p

From total operations of the combined businesses	1,256.5	624	49.7	p

Diluted EPS
From continuing operations of the combined businesses	1,271.3	460	36.2	p
From discontinued operations of the combined businesses	1,271.3	164	12.9	p

From total operations of the combined businesses	1,271.3	624	49.1	p

The diluted EPS figures are calculated after taking account of the effect of potential additional ordinary shares arising from share options and conditional shares.

10.	Earnings per ordinary share (“EPS”) — (continued)

The weighted average number of shares is after deducting shares held in treasury. Movements in the number of shares in issue net of treasury shares for the year ended December 31, 2009 are shown below:

	Year Ended December 31,
			2009	2008	2007
			Shares in	Shares in	Shares in
			issue net of	issue net of	issue net of
	Shares in	Treasury	treasury	treasury	treasury
	issue	shares	shares	shares	shares
	(millions)	(millions)	(millions)	(millions)	(millions)

Number of ordinary shares
At January 1	1,136.9	(54.3)	1,082.6	1,251.3	1,249.6
Share consolidation	—	—	—	(168.1)	—
Issue of ordinary shares	110.4	—	110.4	6.4	18.5
Share repurchases	—	—	—	(3.2)	(15.2)
Net release/(purchase) of shares by employee benefit trust	—	4.7	4.7	(3.8)	(1.6)

At December 31	1,247.3	(49.6)	1,197.7	1,082.6	1,251.3

Weighted average number of equivalent ordinary shares during the year			1,131.4	1,089.5	1,256.5

The weighted average number of shares used in the diluted EPS calculations above is after deducting shares held in treasury and is derived as follows:

	2009	2008	2007
	(millions)	(millions)	(millions)

Weighted average number of shares — Basic	1,131.4	1,089.5	1,256.5
Weighted average number of dilutive shares under option	8.1	11.8	14.8

Weighted average number of shares — Diluted	1,139.5	1,101.3	1,271.3

11.	Statement of cash flows

Reconciliation of profit before tax to cash used by operations

	2009	2008	2007
	£m	£m	£m

Profit before tax	201	247	643
Effect of tax credit equalisation on distributed earnings	12	11	11
Net finance (income)/charges	(2)	(1)	3
Share of results of joint ventures	(213)	(258)	(658)

Operating loss before joint ventures	(2)	(1)	(1)
Decrease in payables	—	—	(1)

Cash used by operations	(2)	(1)	(2)

Reconciliation of net funding balances due from joint ventures

	2009	2008	2007
	£m	£m	£m

At January 1	777	1,521	898
Cash flow	(256)	(744)	623

At December 31	521	777	1,521

12.	Investments in joint ventures

	2009	2008	2007
	£m	£m	£m

Share of results of joint ventures	213	258	658
Share of joint ventures’:
Net (expense)/income recognised directly in equity	(47)	(54)	77
Cumulative exchange differences on disposal of foreign operations	—	14	78
Cumulative fair value movements on disposal of available for sale investments	1	—	(4)
Transfer to net profit from hedge reserve	44	(8)	(11)
Purchases of treasury shares by employee benefit trust	—	(29)	(38)
Increase in share based remuneration reserve	9	24	24
Settlement of share awards by employee benefit trust	(2)	—	—
Equalisation adjustments	(12)	(30)	(27)
Dividends received from joint ventures	—	(500)	(850)
Increase in investment in joint ventures	462	—	—
(Decrease)/increase in net funding balances due from joint ventures	(256)	(744)	587

Net movement in the year	412	(1,069)	494
At January 1	515	1,584	1,090

At December 31	927	515	1,584

Summarised information showing total amounts in respect of joint ventures and Reed Elsevier PLC shareholders’ 52.9% share is set out below.

	Total joint ventures			Reed Elsevier PLC shareholders’ share
	2009	2008	2007	2009	2008	2007
	£m	£m	£m	£m	£m	£m

Revenue	6,071	5,334	4,584	3,212	2,822	2,425
Net profit for the year	395	480	1,203	213	258	658

Reed Elsevier PLC’s share of joint ventures’ net profit attributable to parent company shareholders for the year excludes the net loss that arose directly in Reed Elsevier PLC of £6 million (2008: £6 million; 2007: £23 million).

	Total joint ventures			Reed Elsevier PLC shareholders’ share
	2009	2008	2007	2009	2008	2007
	£m	£m	£m	£m	£m	£m

Total assets	11,334	12,866	9,778	5,996	6,806	5,173
Total liabilities	(9,575)	(11,885)	(6,802)	(5,590)	(7,068)	(5,110)

Net assets/(liabilities)	1,759	981	2,976	406	(262)	63

Attributable to:
Joint ventures	1,732	953	2,965	406	(262)	63
Non-controlling interests	27	28	11	—	—	—

	1,759	981	2,976	406	(262)	63

Funding balances due from joint ventures				521	777	1,521

Total				927	515	1,584

The above amounts exclude assets and liabilities held directly by Reed Elsevier PLC and include the counterparty balances of amounts owed to and by other Reed Elsevier businesses. Included within Reed Elsevier PLC’s share of assets and liabilities are cash and cash equivalents of £388 million (2008: £198 million; 2007: £1,305 million) and borrowings of £2,489 million (2008: £3,249 million; 2007: £1,655 million) respectively.

13.	Share capital

	No. of shares	£m

Authorised
Ordinary shares of 14 51/116p each	1,247,275,833	180
Unclassified shares of 14 51/116p each	790,796,375	114

Total		294

All of the ordinary shares rank equally with respect to voting rights and rights to receive dividends. There are no restrictions on the rights to transfer shares.

Called up share capital — issued and fully paid

	2009		2008		2007
	No. of shares	£m	No. of shares	£m	No. of shares	£m

At January 1	1,136,924,693	164	1,305,891,497	163	1,287,364,048	161
Share consolidation	—	—	(175,418,253)	—	—	—
Issue of ordinary shares	110,351,140	16	6,451,449	1	18,527,449	2

At December 31	1,247,275,833	180	1,136,924,693	164	1,305,891,497	163

The issue of ordinary shares relates to the exercise of share options and the share placing in 2009. Details of share option and conditional share schemes are set out in note 9 to the Reed Elsevier combined financial statements.

A share placing was announced on July 30, 2009 for up to 109,198,190 new ordinary shares representing approximately 9.9% of the company’s share capital prior to the placing. The shares were fully subscribed at a price of 405p per share, raising £435 million net of issue costs of £7 million. No share premium was recognised as the company took advantages of section 612 within the Companies Act 2006 regarding merger relief. Accordingly, the excess of the net proceeds received over the nominal value of the share capital issued is added to other reserves rather than credited to the share premium account and is distributable.

On January 7, 2008 the existing ordinary shares of 12.5p each were consolidated into new ordinary shares of 14 51/116p each on the basis of 58 new ordinary shares for every 67 existing ordinary shares. The unclassified shares of 12.5p each not in issue were similarly consolidated into new unclassified shares of 14 51/116p each.

Details of shares held in treasury are provided in note 15.

14.	Share premium

	2009	2008	2007
	£m	£m	£m

At January 1	1,154	1,123	1,033
Issue of ordinary shares, net of expenses	5	31	90

At December 31	1,159	1,154	1,123

15.	Shares held in treasury

	2009	2008	2007
	£m	£m	£m

At January 1	347	302	200
Share repurchases	—	20	92
Share of joint ventures’ employee benefit trust purchases	—	29	38
Share of joint ventures’ settlement of share awards by employee benefit trust	(30)	(4)	(28)

At December 31	317	347	302

Further details of shares held in treasury are provided in note 32 to the Reed Elsevier combined financial statements.

16.	Capital redemption reserve

	2009	2008	2007
	£m	£m	£m

At January 1 and December 31	4	4	4

17.	Translation reserve

	2009	2008	2007
	£m	£m	£m

At January 1	157	(37)	(98)
Share of joint ventures’ exchange differences on translation of foreign operations	(65)	180	(17)
Share of joint ventures’ cumulative exchange differences on disposal of foreign operations	—	14	78

At December 31	92	157	(37)

18.	Other reserves

	2009	2008	2007
	£m	£m	£m

At January 1	(628)	617	140
Profit attributable to ordinary shareholders	195	241	624
Issue of ordinary shares, net of expenses	419	—	—
Share of joint ventures’:
Actuarial gains/(losses) on defined benefit pension schemes	3	(184)	118
Fair value movements on available for sale investments	—	(5)	—
Cumulative fair value movements on disposal of available for sale investments	1	—	(4)
Fair value movements on cash flow hedges	28	(129)	2
Tax recognised directly in equity	(13)	84	(26)
Increase in share based remuneration reserve	9	24	24
Settlement of share awards by employee benefit trust	(32)	(4)	(28)
Transfer to net profit from hedge reserve	44	(8)	(11)
Equalisation adjustments	—	(19)	(16)
Equity dividends declared	(228)	(1,245)	(206)

At December 31	(202)	(628)	617

19.	Contingent liabilities

There are contingent liabilities in respect of borrowings of joint ventures guaranteed by Reed Elsevier PLC as follows:

	2009	2008	2007
	£m	£m	£m

Fully and unconditionally guaranteed jointly and severally with Reed Elsevier NV	4,381	5,765	2,759

Financial instruments disclosures in respect of the borrowings covered by the above guarantees are given in note 20 to the Reed Elsevier combined financial statements.

REED ELSEVIER NV
CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the members of the Supervisory and Executive Boards and the shareholders of Reed Elsevier NV:

We have audited the accompanying consolidated statements of financial position of Reed Elsevier NV (“the Company”) as of December 31, 2009, 2008 and 2007, and the related consolidated statements of income, cash flows, comprehensive income and changes in equity for each of the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2009, 2008 and 2007, and the results of its operations and cash flows for each of the years then ended, in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 17, 2010 (see Item 19 — Exhibit 15.6) expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/ DELOITTE ACCOUNTANTS B.V.
Amsterdam, The Netherlands
February 17, 2010

REED ELSEVIER NV
CONSOLIDATED INCOME STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2009

		2009	2008	2007
	Note	€m	€m	€m

Administrative expenses	4	(2)	(3)	(3)
Share of results of joint ventures	12	197	239	803

Operating profit		195	236	800
Finance income	7	22	77	73

Profit before tax		217	313	873
Taxation	8	2	(19)	(18)

Profit attributable to ordinary shareholders		219	294	855

REED ELSEVIER NV
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
FOR THE YEAR ENDED DECEMBER 31, 2009

	2009	2008	2007
	€m	€m	€m

Profit attributable to ordinary shareholders	219	294	855
Share of joint ventures’ other comprehensive income/(expense) for the year	42	(232)	38

Total comprehensive income for the year	261	62	893

	Note	2009	2008	2007

Earnings per ordinary share (EPS)
Basic earnings per share
From continuing operations of the combined businesses	10	€0.32	€0.43	€0.84
From discontinued operations of the combined businesses	10	—	€0.01	€0.26

From total operations of the combined businesses	10	€0.32	€0.44	€1.10

Diluted earnings per share
From continuing operations of the combined businesses	10	€0.31	€0.43	€0.83
From discontinued operations of the combined businesses	10	—	€0.01	€0.26

From total operations of the combined businesses	10	€0.31	€0.44	€1.09

The accompanying notes on pages F-75 to F-83 are an integral part of these consolidated financial statements

REED ELSEVIER NV
CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2009

		2009	2008	2007
	Note	€m	€m	€m

Cash flows from operating activities
Cash used by operations	11	(2)	(2)	(2)
Interest received		24	78	71
Tax paid		(8)	(17)	(18)

Net cash from operating activities		14	59	51

Cash flows from investing activities
Dividends received from joint ventures		—	1,200	1,410
Increase in investment in joint ventures		(531)	—	—

Net cash (used in)/from investing activities		(531)	1,200	1,410

Cash flows from financing activities
Equity dividends paid	9	(260)	(1,569)	(310)
Proceeds on issue of ordinary shares		470	27	124
Purchase of treasury shares		—	(25)	(176)
Decrease/(increase) in net funding balances due from joint ventures	11	298	311	(1,238)

Net cash from/(used in) financing activities		508	(1,256)	(1,600)

Movement in cash and cash equivalents		(9)	3	(139)

The accompanying notes on pages F-75 to F-83 are an integral part of these consolidated financial statements

REED ELSEVIER NV
CONSOLIDATED STATEMENT OF FINANCIAL POSITION
AS AT DECEMBER 31, 2009

		2009	2008	2007
	Note	€m	€m	€m

Non-current assets
Investments in joint ventures	12	1,031	551	2,075
Current assets
Amounts due from joint ventures		2	4	5
Cash and cash equivalents		3	12	9

		5	16	14

Total assets		1,036	567	2,089

Current liabilities
Payables	13	10	10	9
Taxation		56	66	64

Total liabilities		66	76	73

Net assets		970	491	2,016

Capital and reserves
Share capital issued	14	53	49	49
Paid-in surplus	15	2,168	1,712	1,685
Shares held in treasury (including in joint ventures)	16	(434)	(477)	(459)
Translation reserve	17	(153)	(138)	(159)
Other reserves	18	(664)	(655)	900

Total equity		970	491	2,016

The accompanying notes on pages F-75 to F-83 are an integral part of these consolidated financial statements

REED ELSEVIER NV
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2009

				Shares
		Share	Paid-in	held in	Translation	Other	Total
		capital	surplus	treasury	reserve	reserves	equity
	Note	€m	€m	€m	€m	€m	€m

Balance at January 1 2009		49	1,712	(477)	(138)	(655)	491
Total comprehensive income for the year		—	—	—	(25)	286	261
Equity dividends declared	9	—	—	—	—	(260)	(260)
Issue of ordinary shares, net of expenses		4	456	21	—	(11)	470
Share of joint ventures’ settlement of share awards by employee benefit trust		—	—	32	—	(34)	(2)
Share of joint ventures’ increase in share based remuneration reserve		—	—	—	—	10	10
Exchange translation differences		—	—	(10)	10	—	—

Balance at December 31 2009		53	2,168	(434)	(153)	(664)	970

				Shares
		Share	Paid-in	held in	Translation	Other	Total
		capital	surplus	treasury	reserve	reserves	equity
	Note	€m	€m	€m	€m	€m	€m

Balance at January 1 2008		49	1,685	(459)	(159)	900	2,016
Total comprehensive income for the year			—	—	57	5	62
Equity dividends declared	9	—	—	—	—	(1,569)	(1,569)
Issue of ordinary shares, net of expenses		—	27	—	—	—	27
Increase in shares held in treasury (including joint ventures)	16	—	—	(59)	—	—	(59)
Share of joint ventures’ settlement of share awards by employee benefit trust		—	—	5	—	(5)	—
Share of joint ventures’ increase in share based remuneration reserve		—	—	—	—	29	29
Equalisation adjustments		—	—	—	—	(15)	(15)
Exchange translation differences		—	—	36	(36)	—	—

Balance at December 31 2008		49	1,712	(477)	(138)	(655)	491

				Shares
		Share	Paid-in	held in	Translation	Other	Total
		capital	surplus	treasury	reserve	reserves	equity
	Note	€m	€m	€m	€m	€m	€m

Balance at January 1 2007		48	1,562	(282)	(70)	207	1,465
Total comprehensive income for the year		—	—	—	(72)	965	893
Equity dividends declared	9	—	—	—	—	(310)	(310)
Issue of ordinary shares, net of expenses		1	123	—	—	—	124
Increase in shares held in treasury (including joint ventures)	16	—	—	(230)	—	—	(230)
Share of joint ventures’ settlement of share awards by employee benefit trust		—	—	36	—	(36)	—
Share of joint ventures’ increase in share based remuneration reserve		—	—	—	—	34	34
Equalisation adjustments		—	—	—	—	40	40
Exchange translation differences		—	—	17	(17)	—	—

Balance at December 31 2007		49	1,685	(459)	(159)	900	2,016

The accompanying notes on pages F-75 to F-83 are an integral part of these consolidated financial statements

REED ELSEVIER NV
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	Basis of financial statements

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

The Reed Elsevier combined financial statements on pages F-3 to F-53 form an integral part of the notes to Reed Elsevier NV’s consolidated financial statements.

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

Basis of valuation of assets and liabilities

Reed Elsevier NV’s 50% economic interest in the net assets of the combined businesses has been shown on the consolidated statement of financial position as investments in joint ventures, net of the assets and liabilities reported as part of Reed Elsevier NV. Joint ventures are accounted for using the equity method.

Cash and cash equivalents are stated at fair value. Other assets and liabilities are stated at historical cost, less provision, if appropriate, for any impairment in value.

Foreign exchange translation

Transactions in foreign currencies are recorded at the rate of exchange prevailing on the date of the transaction. At each statement of financial position date, monetary assets and liabilities that are denominated in foreign currencies are retranslated at the rate prevailing on the statement of financial position date. Exchange differences arising are recorded in the income statement. The gains or losses relating to the retranslation of Reed Elsevier NV’s 50% interest in the net assets of the combined businesses are classified as equity and transferred to the translation reserve.

2.	Accounting policies — (continued)

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

The tax payable on current year taxable profits is calculated using the applicable tax rate that has been enacted, or substantively enacted, by the statement of financial position date.

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

Reed Elsevier NV consolidated profit attributable to ordinary shareholders	Note	2009	2008	2007

Reed Elsevier combined businesses net profit attributable to parent company shareholders in pounds sterling		£391m	£476m	£1,200m
Reed Elsevier combined businesses net profit attributable to parent company shareholders in pounds sterling translated into euros at average exchange rates		€438m	€600m	€1,752m
Impact of exchange translation differences	(i)	—	€(13)m	€(43)m

Reed Elsevier combined businesses net profit attributable to parent company shareholders in euros		€438m	€587m	€1,709m
Reed Elsevier NV’s 50% share of combined net profit attributable to ordinary shareholders		€219m	€294m	€855m

(i)	The combined financial statements for the year ended December 31, 2008 included gains on disposal of discontinued operations which, due to their individual significance, were translated using exchange rates prevailing on the date of the transaction rather than the average exchange rates for the year. The gains on disposal also include cumulative currency translation losses since adoption of IFRS previously taken to reserves. Consequently, the gains expressed in euros were €13 million (2007: €43 million) lower than the amounts derived by translating the gains expressed in sterling at average euro:sterling exchange rates (2008: €1.26 to £1.00; 2007: €1.46 to £1.00).

3.	Basis of preparation — (continued)

Reed Elsevier NV consolidated total equity	2009	2008	2007

Reed Elsevier combined shareholders’ equity in pounds sterling	£1,732m	£953m	£2,965m
Reed Elsevier combined shareholders’ equity in pounds sterling translated into euros at year end exchange rates (2009: €1.12 to £1.00; 2008: €1.03 to £1.00; 2007: €1.36 to £1.00)	€1,940m	€982m	€4,032m
Reed Elsevier NV’s 50% share of combined equity	€970m	€491m	€2,016m

4.	Administrative expenses

Administrative expenses are stated after the gross remuneration for present and former directors of Reed Elsevier NV in respect of services rendered to Reed Elsevier NV and the combined businesses. Fees for members of the Supervisory Board of Reed Elsevier NV of €0.2 million (2008: €0.2 million; 2007: €0.2 million) are included in gross remuneration. Insofar as gross remuneration is related to services rendered to Reed Elsevier Group plc group and Elsevier Reed Finance BV group, it is borne by these groups. Reed Elsevier NV has no employees (2008: nil; 2007: nil).

5.	Auditors’ remuneration

Audit fees payable by Reed Elsevier NV were €48,000 (2008: €48,000; 2007: €47,000). Further information on the audit and non-audit fees paid by the Reed Elsevier combined businesses to Deloitte Accountants B.V. and its associates is set out in note 6 to the combined financial statements.

6.	Related party transactions

All transactions with joint ventures, which are related parties of Reed Elsevier NV, are reflected in these financial statements. Key management personnel are also related parties and comprise the members of the Executive Board of Reed Elsevier NV. Transactions with key management personnel are set out in note 35 to the combined financial statements.

7.	Finance income

	2009	2008	2007
	€m	€m	€m

Finance income from joint ventures	22	77	73

8.	Taxation

A reconciliation of the notional tax charge based on the applicable rate of tax to the actual total tax expense is set out below.

	2009	2008	2007
	€m	€m	€m

Profit before tax	217	313	873

Tax at applicable rate 25.5% (2008: 25.5%; 2007: 25.5%)	55	80	223
Tax at applicable rate on share of results of joint ventures	(50)	(61)	(205)
Other	(7)	—	—

Tax (credit)/expense	(2)	19	18

9.	Equity dividends

	2009	2008	2007	2009	2008	2007
Ordinary dividends declared in the year	€	€	€	€m	€m	€m

Ordinary shares
Final for prior financial year	€ 0.290	€ 0.311	€ 0.304	€185	198	225
Interim for financial year	€ 0.107	€ 0.114	€ 0.114	€75	72	85
R shares	—	—	—	—	—	—

Total	€ 0.397	€ 0.425	€ 0.418	€260	270	310

9.	Equity dividends — (continued)

The directors of Reed Elsevier NV have proposed a final dividend of €0.293 (2008: €0.290; 2007: €0.311). The cost of funding the proposed final dividend is expected to be €205 million. No liability has been recognised at the statement of financial position date.

	2009	2008	2007
Ordinary dividends paid and proposed relating to the financial year	€	€	€

Ordinary shares
Interim (paid)	€0.107	€0.114	€0.114
Final (proposed)	€0.293	€0.290	€0.311
R shares	—	—	—

Total	€0.400	€0.404	€0.425

On January 18, 2008 the company paid a special distribution of €1.767 per ordinary share from the net proceeds of the disposal of the Education division. The distribution of €1,299 million was recognised when paid.

10.	Earnings per ordinary share (“EPS”)

	2009
	Weighted
	average
	number of
	shares	Earnings	EPS
	(millions)	€m	€

Basic EPS
From total operations of the combined businesses	693.9	219	€0.32

Diluted EPS
From total operations of the combined businesses	698.7	219	€0.31

	2008
	Weighted
	average
	number of
	shares	Earnings	EPS
	(millions)	€m	€

Basic EPS
From continuing operations of the combined businesses	669.0	289	€0.43
From discontinued operations of the combined businesses	669.0	5	€0.01

From total operations of the combined businesses	669.0	294	€0.44

Diluted EPS
From continuing operations of the combined businesses	674.9	289	€0.43
From discontinued operations of the combined businesses	674.9	5	€0.01

From total operations of the combined businesses	674.9	294	€0.44

10.	Earnings per ordinary share (“EPS”) — (continued)

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

The weighted average number of shares takes into account R shares and is after deducting shares held in treasury. Movements in the number of shares in issue net of treasury shares for the year ended December 31, 2009 are shown below:

	Year Ended December 31,
			2009	2008	2007
			Shares in	Shares in	Shares in
			issue net of	issue net of	issue net of
	Shares in	Treasury	treasury	treasury	treasury
	issue	shares	shares	shares	shares
	(millions)	(millions)	(millions)	(millions)	(millions)

Number of ordinary shares
At January 1	660.6	(35.2)	625.4	724.9	726.0
Share consolidation	—	—	—	(97.4)	—
Issue of ordinary shares	63.1	—	63.1	2.4	11.7
Share repurchases	—	—	—	(2.1)	(11.9)
Net release/(purchase) of shares by employee benefit trust	—	3.0	3.0	(2.4)	(0.9)

At December 31	723.7	(32.2)	691.5	625.4	724.9

Weighted average number of equivalent ordinary shares during the year			693.9	669.0	774.9

The average number of equivalent ordinary shares takes into account the R shares in the company held by a subsidiary of Reed Elsevier PLC, which represents a 5.8% interest in the company’s share capital.

The weighted average number of shares used in the calculation of diluted EPS is after deducting shares held in treasury and is derived as follows:

	2009	2008	2007
	(millions)	(millions)	(millions)

Weighted average number of shares — Basic	693.9	669.0	774.9
Weighted average number of dilutive shares under options	4.8	5.9	9.2

Weighted average number of shares — Diluted	698.7	674.9	784.1

11.	Statement of cash flows

Reconciliation of profit before tax to cash used by operations

	2009	2008	2007
	€m	€m	€m

Profit before tax	217	313	873
Finance income	(22)	(77)	(73)
Share of results of joint ventures	(197)	(239)	(803)

Operating loss before joint ventures	(2)	(3)	(3)
Increase in payables	—	1	1

Cash used by operations	(2)	(2)	(2)

Reconciliation of net funding balances due from joint ventures

	2009	2008	2007
	€m	€m	€m

At January 1	1,553	1,864	626
Cash flow	(298)	(311)	1,238

At December 31	1,255	1,553	1,864

12.	Investments in joint ventures

	2009	2008	2007
	€m	€m	€m

Share of results of joint ventures	197	239	803
Share of joint ventures’:
Net expense recognised directly in equity	(6)	(250)	(45)
Cumulative exchange differences on disposal of foreign operations	—	27	103
Cumulative fair value movements on disposal of available for sale investments	1	—	(5)
Transfer to net profit from hedge reserve	47	(9)	(15)
Purchases of treasury shares by employee benefit trust	—	(34)	(54)
Increase in share based remuneration reserve	10	29	34
Settlement of share awards by employee benefit trust	(2)	—	—
Equalisation adjustments	—	(15)	40
Dividends received from joint ventures	—	(1,200)	(1,410)
Increase in investment in joint ventures	531	—	—
(Decrease)/increase in net funding balances due from joint ventures	(298)	(311)	1,238

Net movement in the year	480	(1,524)	689
At January 1	551	2,075	1,386

At December 31	1,031	551	2,075

Summarised information showing total amounts in respect of joint ventures and Reed Elsevier NV shareholders’ 50% share is set out below:

	Total joint ventures			Reed Elsevier NV share
	2009	2008	2007	2009	2008	2007
	€m	€m	€m	€m	€m	€m

Revenue	6,800	6,721	6,693	3,400	3,361	3,347
Net profit for the year	442	592	1,713	197	239	803

Reed Elsevier NV’s share of joint ventures’ net profit attributable to parent company shareholders for the year excludes the net profit that arose directly in Reed Elsevier NV of €22 million (2008: €55 million, 2007: €52 million).

12.	Investments in joint ventures — (continued)

	Total joint ventures			Reed Elsevier NV shareholders’ share
	2009	2008	2007	2009	2008	2007
	€m	€m	€m	€m	€m	€m

Total assets	12,694	13,251	13,298	6,342	6,610	6,635
Total liabilities	(10,724)	(12,241)	(9,251)	(6,566)	(7,612)	(6,424)

Net assets/(liabilities)	1,970	1,010	4,047	(224)	(1,002)	211

Attributable to:
Joint ventures	1,940	981	4,032	(224)	(1,002)	211
Non-controlling interests	30	29	15	—	—	—

	1,970	1,010	4,047	(224)	(1,002)	211

Net funding balances due from joint ventures				1,255	1,553	1,864

Total				1,031	551	2,075

The above amounts exclude assets and liabilities held directly by Reed Elsevier NV and include the counterparty balances of amounts owed to and by other Reed Elsevier businesses. Included within Reed Elsevier NV’s share of assets and liabilities are cash and cash equivalents of €408 million (2008: €181 million; 2007: €1,669 million) and borrowings of €2,625 million (2008: €3,153 million; 2007: €2,242 million) respectively.

13.	Payables

Included within payables are employee convertible debenture loans of €10 million (2008: €10 million) with a weighted average interest rate of 4.04% (2008: 5.28%). Depending on the conversion terms, the surrender of €227 or €200 par value debenture loans qualifies for the acquisition of 50 Reed Elsevier NV ordinary shares.

14.	Share capital

Authorised

	No. of shares	€m

Ordinary shares of €0.07 each	1,800,000,000	126
R shares of €0.70 each	26,000,000	18

Total		144

Issued and fully paid

		Ordinary		Ordinary
	R shares	shares	R shares	shares	Total
	Number	Number	€m	€m	€m

At January 1, 2007	4,679,249	748,597,124	3	45	48
Issue of ordinary shares	—	11,653,240	—	1	1

At January 1, 2008	4,679,249	760,250,364	3	46	49
Share consolidation	(628,529)	(102,123,146)	—	—	—
Issue of ordinary shares	—	2,502,244	—	—	—

At January 1, 2009	4,050,720	660,629,462	3	46	49
Issue of ordinary shares	252,459	63,063,439	—	4	4

At December 31, 2009	4,303,179	723,692,901	3	50	53

The issue of shares relates to the exercise of share options and the share placing in 2009. Details of share option and conditional share schemes are set out in note 9 to the Reed Elsevier combined financial statements.

14.	Share capital — (Continued)

A share placing was announced on July 30, 2009 for up to 63,030,989 new ordinary shares representing approximately 9.9% of the company’s share capital prior to the placing. The shares were fully subscribed at a price of €7.08 per share, raising €441 million net of issue costs of €5 million. The excess of the net proceeds received over the nominal value of the share capital issued has been credited to paid-in surplus. 252,459 new R shares were also issued for total proceeds of €18 million.

On January 7, 2008 the existing ordinary shares of €0.06 each were consolidated into new ordinary shares of €0.07 each on the basis of 58 new ordinary shares for every 67 existing ordinary shares. The existing R shares of €0.60 were consolidated on a similar basis into new R shares of €0.70.

Details of shares held in treasury are provided in note 16.

At December 31, 2009 4,303,179 R shares were held by a subsidiary of Reed Elsevier PLC. The R shares are convertible at the election of the holders into ten ordinary shares each and each R share carries an entitlement to cast ten votes. They have otherwise the same rights as the ordinary shares, except that Reed Elsevier NV may pay a lower dividend on the R shares.

15.	Paid-in surplus

	2009	2008	2007
	€m	€m	€m

At January 1	1,712	1,685	1,562
Issue of ordinary shares	456	27	123

At December 31	2,168	1,712	1,685

Within paid-in surplus, an amount of €1,991 million (2008: €1,535 million; 2007: €1,508 million) is free of tax.

16.	Shares held in treasury

	2009	2008	2007
	€m	€m	€m

At January 1	477	459	282
Share repurchases	—	25	176
Release of R shares from treasury	(21)	—	—
Share of joint ventures’ employee benefit trust purchases	—	34	54
Share of joint ventures’ settlement of share awards by employee benefit trust	(32)	(5)	(36)
Exchange translation differences	10	(36)	(17)

At December 31	434	477	459

Share repurchases in 2007 include €21 million in respect of the repurchase of R shares from a subsidiary of Reed Elsevier PLC.

Further details of shares held in treasury are provided in note 32 to the Reed Elsevier combined financial statements.

17.	Translation reserve

	2009	2008	2007
	€m	€m	€m

At January 1	(138)	(159)	(70)
Share of joint ventures’ exchange differences on translation of foreign operations	(25)	30	(175)
Exchange translation differences on capital and reserves	10	(36)	(17)
Share of joint ventures’ cumulative exchange differences on disposal of foreign operations	—	27	103

At December 31	(153)	(138)	(159)

18.	Other reserves

	2009	2008	2007
	€m	€m	€m

At January 1	(655)	900	207
Profit attributable to ordinary shareholders	219	294	855
Issue of ordinary shares, net of expenses	(11)	—	—
Share of joint ventures’:
Actuarial gains/(losses) on defined benefit pension schemes	4	(219)	165
Fair value movements on available for sale investments	—	(6)	—
Cumulative fair value movements on disposal of available for sale investments	1	—	(5)
Fair value movements on cash flow hedges	29	(153)	2
Tax recognised directly in equity	(14)	98	(37)
Increase in share based remuneration reserve	10	29	34
Settlement of share awards by employee benefit trust	(34)	(5)	(36)
Transfer to net profit from hedge reserve	47	(9)	(15)
Equalisation adjustments	—	(15)	40
Equity dividends declared	(260)	(1,569)	(310)

At December 31	(664)	(655)	900

19.	Contingent liabilities

There are contingent liabilities in respect of borrowings of joint ventures guaranteed by Reed Elsevier NV as follows:

	2009	2008	2007
	€m	€m	€m

Fully and unconditionally guaranteed jointly and severally with Reed Elsevier PLC	4,913	5,917	3,745

Financial instruments disclosures in respect of the borrowings covered by the above guarantees are given in note 20 to the Reed Elsevier combined financial statements.

GLOSSARY OF TERMS

Terms used in Annual Report on Form 20-F	US equivalent or brief description

Accruals	Accrued expenses

Adjusted operating cash flow	Cash generated from operations plus dividends from joint ventures less net capital expenditure on property, plant and equipment and internally developed intangible assets, and excluding payments in relation to exceptional restructuring and acquisition related costs

Adjusted operating margin	Adjusted operating profit expressed as a percentage of revenue. This is a key financial measure used by management to evaluate performance and allocate resources

Adjusted operating profit	Operating profit before amortisation and impairment of acquired intangible assets and goodwill, exceptional restructuring and acquisition related costs and grossed up to exclude the equity share of taxes in joint ventures. This is a key financial measure used by management to evaluate performance and allocate resources and is presented in accordance with IFRS 8: Operating Segments

Allotted	Issued

Associate	An entity in which Reed Elsevier has a participating interest and, in the opinion of the directors, can exercise significant influence on its management

Bank borrowings	Payable to banks

Called up share capital	Issued share capital

Capital allowances	Tax term equivalent to US tax depreciation allowances

Capital and reserves	Shareholders’ equity

Cash flow conversion	Adjusted operating cash flow expressed as a percentage of adjusted operating profit

Combined businesses	Reed Elsevier PLC, Reed Elsevier NV, Reed Elsevier Group plc and Elsevier Reed Finance BV and their respective subsidiaries, associates and joint ventures

Current instalments of loans	Long term debt due within one year

Effective tax rate on adjusted operating profit	Tax rate excluding movements on deferred tax balances not expected to crystallise in the near term, more closely aligning with cash taxes payable, and includes the benefit of deductible tax amortisation on acquired goodwill and intangible assets

EPS	Earnings per ordinary share

Finance lease	Capital lease

Free cash flow	Operating cash flow excluding the effects of interest, tax and dividends

Invested capital	Average capital employed in the year expressed at the average exchange rates for the year. Capital employed represents the net assets of the business before borrowings and derivative financial instruments and current and deferred taxes, after adding back the cumulative amortisation and impairment of acquired intangible assets and goodwill and deducting from goodwill the gross up in respect of deferred tax liabilities recognised on acquisition of intangible assets

Investments	Non-current investments

Freehold	Ownership with absolute rights in perpetuity

Interest receivable	Interest income

Interest payable	Interest expense

Net borrowings	Gross borrowings, less related derivative financial instrument assets and cash and cash equivalents

Net cash acquired	Cash less debt acquired with a business

Prepayments	Prepaid expenses

Profit	Income

Profit attributable	Net income

Reed Elsevier	Reed Elsevier PLC, Reed Elsevier NV, Reed Elsevier Group plc and Elsevier Reed Finance BV and their respective subsidiaries, associates and joint ventures

Share based remuneration	Stock based compensation

Shareholders’ equity	Shareholders’ funds

Share premium account	Premiums paid in excess of par value of ordinary shares

Return on invested capital	Post tax adjusted operating profit expressed as a percentage of average capital employed. This is a key financial measure used by management

Revenue	Sales

Underlying growth	The year on year growth calculated excluding the effects of acquisitions, disposals and the impact of currency translation. This is a key financial measure as it provides an assessment of year on year organic growth without distortion for part year contributions and the impact of changes in foreign exchange rates

ITEM 19: EXHIBITS

Exhibits filed as part of this annual report

1.1	Articles of Association of Reed Elsevier PLC (incorporated by reference from Exhibit 1.1 to the 2008 Annual Report on Form 20-F filed with the SEC on March 13, 2009)
1.2	Articles of Association of Reed Elsevier NV
1.3	Governing Agreement, dated April 15, 1999 between Reed International P.L.C. and Elsevier NV (incorporated by reference from Exhibit 3.3 to the 2000 Annual Report on Form 20-F filed with the SEC on March 13, 2001)
1.4	RHBV Agreement, dated December 23, 1992 among Elsevier NV and Reed Holding B.V. (incorporated by reference from Exhibit 1.4 to the 2002 Annual Report on Form 20-F filed with the SEC on March 10, 2003)
2.1	Deposit Agreement, dated as of October 27, 2003 among Reed Elsevier PLC, The Bank of New York and all holders from time to time of American Depositary Receipts (incorporated by reference from Exhibit(a)(1) to Amendment No. 1 to the Registration Statement on Form F-6 filed by Reed Elsevier PLC with the SEC on October 17, 2003)
2.2	Deposit Agreement, dated as of October 27, 2003 among Reed Elsevier NV, The Bank of New York and all holders from time to time of American Depositary Receipts (incorporated by reference from Exhibit(a)(1) to Amendment No. 1 to the Registration Statement on Form F-6 filed by Reed Elsevier NV with the SEC on October 17, 2003)
4.1	Agreement and Plan of Merger, dated October 27, 2000 among Reed Elsevier Inc., REH Mergersub Inc. and Harcourt General, Inc. (incorporated by reference from Exhibit 10.11 to the Registration Statement on Form F-3 filed with the SEC on November 29, 2000 (the “2000 Form F-3 Registration Statement”)
4.2	Sale and Purchase Agreement, dated October 27, 2000 between Reed Elsevier Inc. and The Thomson Corporation (incorporated by reference from Exhibit 10.13 to the 2000 Form F-3 Registration Statement)
4.3	Reed Elsevier Group plc Share Option Scheme (incorporated by reference from Exhibit 4.3 to the 2003 Annual Report on Form 20-F filed with the SEC on March 15, 2004)
4.4	Reed Elsevier Group plc Long Term Incentive Share Option Scheme (incorporated by reference from Exhibit 4.3 to the 2003 Annual Report on Form 20-F filed with the SEC on March 15, 2004)
4.5	Reed Elsevier Group plc Bonus Investment Plan (incorporated by reference from Exhibit 4.3 to the 2003 Annual Report on Form 20-F filed with the SEC on March 15, 2004)
4.6	Reed Elsevier Group plc Bonus Investment Plan (2002) (incorporated by reference from Exhibit 4.3 to the 2003 Annual Report on Form 20-F filed with the SEC on March 15, 2004)
4.7	Reed Elsevier Group plc Executive Share Option Schemes (No. 2) (incorporated by reference from Exhibit 4.3 to the 2003 Annual Report on Form 20-F filed with the SEC on March 15, 2004)
4.8	Reed Elsevier Group plc Executive UK and Overseas Share Option Schemes (incorporated by reference from Exhibit 10.6 to the 2000 Form F-3 Registration Statement)
4.9	Reed Elsevier Group plc Retention Share Plan (as amended on March 13, 2006) (incorporated by reference from exhibit 4.9 on the 2006 Annual Report on Form 20-F filed with the SEC on March 22, 2007)
4.10	Reed Elsevier US Salary Investment Plan (incorporated by reference from Exhibit 4.10 to the Registration Statement on Form S-8 filed with the SEC on October 2, 2000)
4.11	Reed Elsevier Group plc Long Term Incentive Share Option Scheme (as restated for awards granted on or after April 19, 2006) (incorporated by reference from exhibit 4.11 to the 2006 Annual Report on Form 20-F filed with the SEC on March 22, 2007)
4.12	Sale and Purchase Agreement, dated July 16, 2007 between Reed Elsevier Group plc, HMRH Acquisition Co., Houghton Mifflin Riverdeep Group plc and Education Media and Publishing Group Limited (incorporated by reference from exhibit 4.12 to the 2007 Annual Report on Form 20-F filed with the SEC on March 20, 2008)
4.13	Sale and Purchase Agreement, dated May 4, 2007 between Reed Elsevier Group plc and Pearson plc (incorporated by reference from exhibit 4.13 to the 2007 Annual Report on Form 20-F filed with the SEC on March 20, 2008)
4.14	Agreement and plan of merger by and among ChoicePoint Inc., Reed Elsevier Group plc and Deuce Acquisition Inc., dated February 20, 2008 (incorporated by reference from exhibit 4.14 to the 2007 Annual Report on Form 20-F filed with the SEC on March 20, 2008)
8	List of significant subsidiaries, associates, joint ventures and business units
12.1	Certification Pursuant to Section 302 of Sarbanes-Oxley Act of 2002, by the Chief Executive Officer of Reed Elsevier PLC
12.2	Certification Pursuant to Section 302 of Sarbanes-Oxley Act of 2002, by the Chief Financial Officer of Reed Elsevier PLC

12.3	Certification Pursuant to Section 302 of Sarbanes-Oxley Act of 2002, by the Chief Executive Officer of Reed Elsevier NV
12.4	Certification Pursuant to Section 302 of Sarbanes-Oxley Act of 2002, by the Chief Financial Officer of Reed Elsevier NV
13.1	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, by the Chief Executive Officer of Reed Elsevier PLC
13.2	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, by the Chief Financial Officer of Reed Elsevier PLC
13.3	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, by the Chief Executive Officer of Reed Elsevier NV
13.4	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, by the Chief Financial Officer of Reed Elsevier NV
15.1	Independent Registered Public Accounting Firm’s Consent — Reed Elsevier Combined Financial Statements
15.2	Independent Registered Public Accounting Firm’s Consent — Reed Elsevier PLC Consolidated Financial Statements
15.3	Independent Registered Public Accounting Firm’s Consent — Reed Elsevier NV Consolidated Financial Statements
15.4	Report of Independent Registered Public Accounting Firm on internal control over financial reporting — Reed Elsevier combined businesses
15.5	Report of Independent Registered Public Accounting Firm on internal control over financial reporting — Reed Elsevier PLC
15.6	Report of Independent Registered Public Accounting Firm on internal control over financial reporting — Reed Elsevier NV

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

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, each of the Registrants certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorised, on March 18, 2010.

REED ELSEVIER PLC Registrant	REED ELSEVIER NV Registrant

By: /s/ E ENGSTROM E Engstrom Chief Executive Officer	By: /s/ E ENGSTROM E Engstrom Chairman of the Executive Board & Chief Executive Officer

By: /s/ M H ARMOUR M H Armour Chief Financial Officer	By: /s/ M H ARMOUR M H Armour Member, Executive Board & Chief Financial Officer

Dated: March 18, 2010	Dated: March 18, 2010

U08178