Form 20-F
period 2010-12-31
REED ELSEVIER PLC; REED ELSEVIER NV
filed 2011-03-09
CIK 929869, 929872

As filed with the Securities and Exchange Commission on March 9, 2011

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)
☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
Or
☑ ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010
Or
☐ TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to
Or
☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 1-3334

REED ELSEVIER PLC	REED ELSEVIER NV
(Exact name of Registrant as specified in its charter)	(Exact name of Registrant as specified in its charter)
England	The Netherlands
(Jurisdiction of incorporation or organisation)	(Jurisdiction of incorporation or organisation)
1-3 Strand, London, WC2N 5JR, England	Radarweg 29, 1043 NX, Amsterdam, The Netherlands
(Address of principal executive offices)	(Address of principal executive offices)
Stephen Cowden	Jans van der Woude
Company Secretary	Company Secretary
Reed Elsevier PLC	Reed Elsevier NV
1-3 Strand, London, WC2N 5JR, England	Radarweg 29, 1043 NX, Amsterdam, The Netherlands
011 44 20 7930 7077	011 31 20 485 2222
steve.cowden@reedelsevier.com	j.vanderwoude@reedelsevier.com
(Name, telephone, e-mail and/or facsimile number and address of	(Name, telephone, e-mail and/or facsimile number and address of
Company Contact Person)	Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Name of exchange on which
Title of each class	registered

Reed Elsevier PLC:
American Depositary Shares (each representing four Reed Elsevier PLC ordinary shares)	New York Stock Exchange
Ordinary shares of 14 51/116p each (the “Reed Elsevier PLC ordinary shares”)	New York Stock Exchange*
Reed Elsevier NV:
American Depositary Shares (each representing two Reed Elsevier NV ordinary shares)	New York Stock Exchange
Ordinary shares of €0.07 each (the “Reed Elsevier NV ordinary shares”)	New York Stock Exchange*

*	Listed, not for trading, but only in connection with the listing of the applicable Registrant’s American Depositary Shares issued in respect thereof.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuers’ classes of capital or common stock as of December 31, 2010:

Reed Elsevier PLC:	Number of outstanding shares

Ordinary shares of 14 51/116p each	1,249,286,224
Reed Elsevier NV:
Ordinary shares of €0.07 each	723,877,017
R shares of €0.70 each (held by a subsidiary of Reed Elsevier PLC)	4,303,179

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

Important factors that could cause actual results to differ materially from estimates or forecasts contained in the forward looking statements include, among others:

•	general economic and business conditions;

•	competitive factors in the industries in which we operate;

•	demand for our products and services;

•	exchange rate fluctuations;

•	legislative, fiscal and regulatory developments and political risks;

•	changes in law and legal interpretation affecting our intellectual property rights and internet communications;

•	the availability of third party content and data;

•	requirements or actions of anti-trust authorities;

•	breaches of our data security systems or other unauthorised access to our databases;

•	our ability to maintain high quality management;

•	the impact of technological change, including the impact of electronic or other distribution formats, on our businesses;

•	uncertainties as to whether our strategies, business plans and acquisitions will produce the expected returns;

•	significant failures or interruptions of our electronic delivery platforms;

•	failure of third parties to whom we have outsourced business activities;

•	changes in the market values of defined benefit pension scheme assets and in the market related assumptions used to value scheme liabilities;

•	downgrades to the credit ratings of our long term debt;

•	disruption to our business or markets arising from natural disasters, international security or public health concerns and acts of terrorism or war; and

•	other risks referenced from time to time in the filings of Reed Elsevier PLC and Reed Elsevier NV with the Securities and Exchange Commission (the “SEC”).

The terms “estimate”, “project”, “plan”, “intend”, “expect”, ““should be”, “will be”, “believe” and similar expressions identify forward looking statements. These forward looking statements are found at various places throughout this annual report and the other documents incorporated by reference in this annual report (see “Item 19: Exhibits” on page S-1 of this annual report).

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

All of the selected financial data for Reed Elsevier set out below has been extracted or derived from the audited combined financial statements.

Combined Income Statement Data(1)

	For the year ended December 31,
	2010(2)	2010	2009	2008	2007	2006
			(in millions)

Amounts in accordance with IFRS:
Revenue — continuing operations	$9,446	£6,055	£6,071	£5,334	£4,584	£4,509
Operating profit — continuing operations(3)	1,700	1,090	787	901	888	837
Net finance costs	(431)	(276)	(291)	(192)	(139)	(158)
Disposals and other non operating items(4)	(72)	(46)	(61)	(92)	63	(1)
Profit before tax — continuing operations	1,197	768	435	617	812	678
Taxation(5)	(186)	(120)	(40)	(155)	82	(86)
Net profit from continuing operations	1,011	648	395	462	894	592
Net profit from discontinued operations(6)	—	—	—	18	309	33
Non-controlling interests	(9)	(6)	(4)	(4)	(3)	(2)
Profit attributable to parent companies’ shareholders	1,002	642	391	476	1,200	623

Combined Statement of Financial Position Data(1)

	As at December 31,
	2010(2)	2010	2009	2008	2007	2006
	(in millions)

Amounts in accordance with IFRS:
Total assets	$17,406	£11,158	£11,334	£12,866	£9,778	£8,532
Long term borrowings	(5,906)	(3,786)	(4,028)	(5,694)	(2,002)	(2,085)
Net assets	3,073	1,970	1,759	981	2,976	1,979
Non-controlling interests	(42)	(27)	(27)	(28)	(11)	(13)
Combined shareholders’ equity	3,031	1,943	1,732	953	2,965	1,966

(1)	The combined financial statements are prepared in accordance with accounting policies that are in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and as adopted by the European Union (“EU”). The figures for 2007 and 2006 have been extracted or derived from the combined financial statements for the years ended December 31, 2007 and 2006, not included herein.

(2)	Noon buying rates as at December 31, 2010 have been used to provide a convenience translation into US dollars, see “— Exchange Rates” on page 6. At December 31, 2010 the noon buying rate was $1.56 per £1.00. This compares to the average exchange rate for the year ended December 31, 2010 of $1.55 to £1.00 applied in the translation of the combined income statement for the year.

(3)	Operating profit — continuing operations, is stated after charging £349 million in respect of amortisation of acquired intangible assets (2009: £368 million; 2008: £281 million; 2007: £221 million; 2006: £211 million); nil in respect of impairment of acquired intangible assets and goodwill (2009: £177 million; 2008: £9 million; 2007: nil; 2006: nil); £57 million in respect of exceptional restructuring costs (2009: £182 million; 2008: £152 million; 2007: nil; 2006: nil); £50 million in respect of acquisition related costs (2009: £48 million; 2008: £27 million; 2007: £20 million; 2006: £23 million); and £9 million in respect of taxation in joint ventures (2009: £8 million; 2008: £9 million; 2007: £8 million; 2006: £10 million). Impairment charges in 2009 relate principally to Reed Business Information’s US and International businesses. Exceptional restructuring costs in 2010 relate only to the restructuring of the Reed Business Information business and in 2009 and 2008 relate to the exceptional restructuring programmes across Reed Elsevier.

(4)	Disposals and other non operating items comprise a £54 million loss on disposal and closures of businesses and other assets (2009: £69 million loss; 2008: £86 million loss; 2007: £65 million gain; 2006: £2 million loss) and a £8 million gain relating to the revaluation of held for trading investments (2009: £8 million gain; 2008: £6 million loss; 2007: £2 million loss; 2006: £1 million gain).

(5)	Taxation in 2010 includes credits of £7 million (2009: £34 million) in respect of prior year disposals. Taxation in continuing operations in 2007 includes credits of £223 million in respect of previously unrecognised deferred tax assets and capital losses that were realised as a result of the disposal of discontinued operations. Taxation in continuing operations in 2006 includes credits of £65 million in respect of prior period disposals.

(6)	Net profit from discontinued operations in 2008 includes the gain of £67 million on disposal of the educational assessment business and in 2007 the gain of £611 million on disposal of the US K-12 Schools and International educational businesses. Taxes on the completed disposals in 2008 were £49 million and in 2007 £380 million.

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

All of the selected consolidated financial data for Reed Elsevier PLC set out below has been extracted or derived from the audited financial statements of Reed Elsevier PLC.

	For the year ended December 31,
	2010(3)		2010		2009		2008		2007		2006
	(in millions, except per share amounts)

Amounts in accordance with IFRS:(1)
Profit before tax(2)	$512		£328		£201		£247		£643		£328
Taxation	(2)		(1)		(6)		(6)		(19)		(8)
Profit attributable to ordinary shareholders	510		327		195		241		624		320
Earnings per Reed Elsevier PLC ordinary share from total operations of the combined businesses	42.6	¢	27.3	p	17.2	p	22.1	p	49.7	p	25.6	p
Earnings per Reed Elsevier PLC ordinary share from continuing operations of the combined businesses	42.6	¢	27.3	p	17.2	p	21.2	p	36.6	p	24.1	p
Dividends per Reed Elsevier PLC ordinary share(4)	31.8	¢	20.4	p	20.4	p	100.9	p	16.3	p	14.8	p
Total assets	$1,618		£1,037		£927		£515		£1,584		£1,090
Total equity/Net assets	1,604		1,028		916		504		1,568		1,040
Weighted average number of shares(5)	1,199.1		1,199.1		1,131.4		1,089.5		1,256.5		1,251.9

(1)	The consolidated financial statements of Reed Elsevier PLC are prepared in accordance with accounting policies that are in conformity with IFRS as issued by the IASB and as adopted by the EU. The figures for 2007 and 2006 have been extracted or derived from the consolidated financial statements for the years ended December 31, 2007 and 2006, not included herein.

(2)	Profit before tax includes Reed Elsevier PLC’s share of the post-tax earnings of joint ventures, being both the continuing and discontinued operations of the Reed Elsevier combined businesses. Profit before tax in 2008 includes Reed Elsevier PLC’s £10 million share of joint ventures’ post-tax gain on disposal of the educational assessment business and in 2007 the £122 million share of joint ventures’ post-tax net gain on disposal of the US K-12 Schools and International educational businesses.

(3)	Noon buying rates as at December 31, 2010 have been used to provide a convenience translation into US dollars, see “— Exchange Rates” on page 6. At December 31, 2010 the noon buying rate was $1.56 per £1.00. This compares to the average exchange rate for the year ended December 31, 2010 of $1.55 to £1.00 applied in the translation of the combined income statement for the year.

(4)	The amount of dividends per Reed Elsevier PLC ordinary share shown excludes the UK tax credit available to certain Reed Elsevier PLC shareholders, including beneficial owners of Reed Elsevier PLC ADSs who are residents of the United States for the purposes of the UK Tax Treaty, and do not include any deduction on account of UK withholding taxes, currently at the rate of 15% of the sum of the dividend and the related tax credit in most cases; see “Item 10: Additional Information — Taxation”.

Dividends declared in the year, in amounts per ordinary share, comprise a 2009 final dividend of 15.0p and 2010 interim dividend of 5.4p giving a total of 20.4p. The directors of Reed Elsevier PLC have proposed a 2010 final dividend of 15.0p (2009: 15.0p; 2008: 15.0p; 2007: 13.6p; 2006: 11.8p), giving a total ordinary dividend in respect of the financial year of 20.4p (2009: 20.4p; 2008: 20.3p; 2007: 18.1p; 2006: 15.9p). Dividends in 2008 included a special distribution of 82.0p per ordinary paid from the net proceeds of the sale of the Education division.

Dividends per Reed Elsevier PLC ordinary share in respect of the financial year ended December 31, 2010 translated into cents at the noon buying rate on December 31, 2010 were 31.8 cents. See “— Exchange Rates” on page 6.

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

All of the selected financial data for Reed Elsevier NV set out below has been extracted or derived from the audited consolidated financial statements of Reed Elsevier NV.

	For the year ended December 31,
	2010(3)	2010	2009	2008	2007	2006
	(in millions, except per share amounts)

Amounts in accordance with IFRS:(1)
Profit before tax(2)	$508	€379	€ 217	€ 313	€ 873	€ 459
Taxation	(4)	(3)	2	(19)	(18)	(1)
Profit attributable to ordinary shareholders	504	376	219	294	855	458
Earnings per Reed Elsevier NV ordinary share from total operations of the combined businesses	68.3¢	€0.51	€ 0.32	€ 0.44	€ 1.10	€ 0.59
Earnings per Reed Elsevier NV ordinary share from continuing operations of the combined businesses	68.3¢	€0.51	€ 0.32	€ 0.43	€ 0.84	€ 0.56
Dividends per Reed Elsevier NV ordinary share(4)	53.9¢	€0.402	€0.397	€2.192	€0.418	€0.369
Total assets	$1,612	€1,203	€1,036	€567	€2,089	€1,537
Total equity/Net assets	1,524	1,137	970	491	2,016	1,465
Weighted average number of shares(5)	734.5	734.5	693.9	669.0	774.9	772.1

(1)	The consolidated financial statements of Reed Elsevier NV are prepared in accordance with accounting policies that are in conformity with IFRS as issued by the IASB and as adopted by the EU. The figures for 2007 and 2006 have been extracted or derived from the consolidated financial statements for the years ended December 31, 2007 and 2006, not included herein.

(2)	Profit before tax includes Reed Elsevier NV’s share of post-tax earnings of joint ventures, being both the continuing and discontinued operations of the Reed Elsevier combined businesses. Profit before tax in 2008 includes Reed Elsevier NV’s €5 million share of joint ventures’ post-tax gain on disposal of the educational assessment business and in 2007 the €147 million share of joint ventures’ post-tax gains on disposal of the US K-12 Schools and International educational businesses.

(3)	Noon buying rates as at December 31, 2010 have been used to provide a convenience translation into US dollars, see “— Exchange Rates” on page 6. At December 31, 2010 the Noon Buying Rate was $1.34 per €1.00. This compares to the average exchange rate for the year ended December 31, 2010 of $1.33 to €1.00 applied in the translation of the combined income statement for the year.

(4)	Dividends declared in the year, in amounts per ordinary share, comprise a 2009 final dividend of €0.293 and 2010 interim dividend of €0.109 giving a total of €0.402. The directors of Reed Elsevier NV have proposed a 2010 final dividend of €0.303 (2009: €0.293; 2008: €0.290; 2007: €0.311; 2006: €0.304), giving a total ordinary dividend in respect of the financial year of €0.412 (2009: €0.400; 2008: €0.404; 2007: €0.425; 2006: €0.406). Dividends in 2008 included a special distribution of €1.767 per ordinary share paid from the net proceeds of the sale of the Education division.

Dividends per Reed Elsevier NV ordinary share in respect of the financial year ended December 31, 2010 translated into cents at the noon buying rate on December 31, 2010 were 55.2 cents. See “— Exchange Rates” on page 6.

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

The following tables illustrate, for the periods and dates indicated, certain information concerning the Noon Buying Rate for pounds sterling expressed in US dollars per £1.00 and for the euro expressed in US dollars per €1.00. The exchange rate on February 16, 2011 was £1.00 = $1.61 and €1.00 = $1.36.

US dollars per £1.00 — Noon Buying Rates

	Period
Year ended December 31,	End	Average(1)	High	Low

2010	1.56	1.55	1.64	1.43
2009	1.62	1.57	1.70	1.37
2008	1.45	1.85	2.03	1.44
2007	2.00	2.00	2.11	1.92
2006	1.96	1.85	1.98	1.73

Month	High	Low

February 2011 (through February 16, 2011)	1.62	1.60
January 2011	1.60	1.54
December 2010	1.59	1.54
November 2010	1.63	1.56
October 2010	1.60	1.57
September 2010	1.59	1.53
August 2010	1.60	1.54

US dollars per €1.00 — Noon Buying Rates

	Period
Year ended December 31,	End	Average(1)	High	Low

2010	1.34	1.33	1.45	1.20
2009	1.44	1.40	1.51	1.25
2008	1.41	1.47	1.60	1.24
2007	1.47	1.37	1.49	1.29
2006	1.32	1.26	1.33	1.18

Month	High	Low

February 2011 (through February 16, 2011)	1.38	1.35
January 2011	1.37	1.29
December 2010	1.34	1.31
November 2010	1.42	1.30
October 2010	1.41	1.37
September 2010	1.36	1.27
August 2010	1.33	1.27

(1)	The average of the Noon Buying Rates on the last day of each month during the relevant period.

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

We operate in a highly competitive environment that is subject to rapid change.

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

The demand for our products and services may be impacted by factors that are beyond our control, including macroeconomic, political and market conditions, the availability of short-term and long-term funding and capital and the level of volatility of interest rates, currency exchange rates and inflation. The United States and other major economies have recently undergone a period of severe economic turbulence, and the future global economic environment may be less favourable than in prior years. Any one or more of these factors may contribute to reduced activity by our customers, may result in a reduction of demand for our products and services, and may adversely affect suppliers and third parties to whom we have outsourced business activities. Further disruption to global credit markets, which has significantly contributed to the recent economic turbulence described above, could have further disruptive consequences for global economic growth and customer demand.

Changes in tax laws or uncertainty over their application and interpretation may adversely affect our reported results.

Our businesses operate worldwide and our earnings are subject to taxation in many differing jurisdictions and at differing rates. We seek to organise our affairs in a tax efficient manner, taking account of the jurisdictions in which we operate. However, tax laws that apply to Reed Elsevier businesses may be amended or interpreted differently by the relevant authorities which could adversely affect our reported results. In addition, disputes arise from time to time with tax authorities regarding the application of tax laws to our businesses.

Changes in regulation on information collection and use could adversely affect our revenues and our costs.

Legal regulation relating to internet communications, data protection, e-commerce, direct marketing, credit scoring and digital advertising and use of public records is becoming more prevalent. Existing and proposed legislation and regulations, including changes in the manner in which such legislation and regulations are interpreted by courts, in the United States, the European Union and other jurisdictions may impose limits on our collection and use of certain kinds of information about individuals and our ability to communicate such information effectively with our customers. For example, the background screening report businesses offered by LexisNexis Risk Solutions are governed by the US Fair Credit Reporting Act of 1970 and analogous state laws requiring that consumers be provided the contents of background reports and allowed to have any inaccuracies in the reports corrected. It further provides for statutory penalties and attorney fees for non-compliance. We are unable to predict in what form laws and regulations will be adopted or modified or how they will be construed by the courts, or the extent to which any such laws or interpretation changes might adversely affect our business.

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

Through our LexisNexis Risk Solutions business, we are party to two consent orders (the “FTC Settlement Orders”) embodying settlements with the US Federal Trade Commission (“FTC”) that resolved FTC investigations into our compliance with federal laws governing consumer information security and related issues, including certain fraudulent data access incidents. We also entered into an Assurance of Voluntary Compliance and Discontinuance (“AVC”) with the Attorneys General of 43 states and the District of Columbia in connection with one such FTC investigation. On October 14, 2009, after an investigation by the FTC into an unauthorised data access incident that occurred in August 2008, a Supplemental Order was entered into containing certain additional administrative and reporting obligations. A Second Supplemental Order was entered on September 3, 2010, synchronizing the dates for the separate security assessments required under each of the two FTC Settlement Orders, allowing the company to undergo a single biennial assessment process, although two Assessment Reports will still be issued. The FTC Settlement Orders and the AVC require us to institute and maintain information security, verification, credentialing, audit and compliance, and reporting and record retention programmes and to obtain an assessment from a qualified, independent third party every two years for twenty years (with the FTC having the right to extend such twenty-year period by up to two additional biennial assessment periods) to ensure that our performance under these information security programmes complies with the FTC Settlement Orders. A failure to comply with the FTC Settlement Orders and the AVC could result in civil penalties and adversely affect our business, operations and reputation.

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

The principal customers for the information products and services offered by our science and medical publishing business are academic institutions, which fund purchases of these products and services from limited budgets that may be sensitive to changes in private and governmental sources of funding. Accordingly any decreases in budgets of academic institutions or changes in the spending patterns of academic institutions could negatively impact our businesses.

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

In addition, whilst there is now certain internet-specific copyright legislation in the United States and in the European Union, there remains significant uncertainty as to the date from which these will be enforced and the form copyright law regulating digital content may ultimately take. In several jurisdictions, including the United States, Australia and the European Union, copyright laws are increasingly coming under legal review. These factors create additional challenges for us in protecting our proprietary rights to content delivered through the internet and electronic platforms. Moreover, whilst non-

copyrightable databases are protected in many circumstances by law in the European Union, there is no equivalent legal protection in the United States.

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

We engage in outsourcing and offshoring activities such as IT, production and development engineering. The failure of third parties to whom we have outsourced business functions could adversely affect our business performance, reputation and financial condition.

Our scientific, technical and medical primary publications could be adversely affected by changes in the market.

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

Approximately 8% of our revenue in 2010 was derived from advertising and 11% from exhibitions. In Reed Business Information, 41% of revenue was derived from advertising in 2010. Total advertising revenues for our businesses in 2010 were £491 million compared with £585 million in the prior year.

Traditionally, spending by companies on advertising and other marketing activities has been cyclical with companies spending significantly less on advertising in times of economic slowdown or turbulence. In addition, there has been a structural shift of advertising and lead generation to Google and other search engines.

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

As at December 31, 2010 goodwill on the combined statement of financial position amounted to £4,441 million and intangible assets with an indefinite life amounted to £368 million. We conduct an impairment test at least annually, which involves a comparison of the carrying value of goodwill and indefinite lived intangible assets by cash generating unit with estimated values in use based on latest management cash flow projections. The assumptions used in the estimation of value in use are, by their very nature, highly judgemental, and include profit growth of the business over a five year forecast period, the long term growth rate of the business thereafter, and related discount rates. There is no guarantee that our businesses will be able to achieve the forecasted results which have been included in the impairment tests and impairment charges may be required in future periods if we are unable to meet these assumptions.

Our borrowing costs and access to capital may be adversely affected if the credit ratings assigned to our debt are downgraded.

Our outstanding debt instruments are, and any of our future debt instruments may be, publicly rated by independent rating agencies such as Moody’s Investors Service Inc., Standard & Poor’s Rating Services and Fitch Ratings. A rating is based upon information furnished by us or obtained by the relevant rating agency from its own sources and is subject to revision, suspension or withdrawal by the rating agency at any time. Rating agencies may review the assigned ratings due to developments that are beyond our control. Factors cited as a basis for a ratings downgrade or an assignment of a negative outlook could include the macroeconomic environment and the level of our indebtedness as a consequence of an acquisition or debt offering. If the ratings of our debt are downgraded in the future, our borrowing costs and access to capital may be adversely affected.

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

Material acquisitions and disposals

Total acquisition expenditure for continuing operations in the three years ended December 31, 2010 was £2,185 million, after taking into account borrowings and cash acquired. During 2010 a number of small acquisitions were made for a total consideration of £43 million. During 2009 a number of small acquisitions were made for a total consideration of £11 million. During 2008 a number of acquisitions were made for a total consideration of £2,131 million, the most significant of which was ChoicePoint, Inc., a leading provider of risk information and analytics, for £1,931 million in September. Goodwill, including the gross up in respect of deferred tax liabilities established on acquisitions in relation to intangible assets, and intangible assets acquired as part of the ChoicePoint acquisition were £1,162 million and £1,471 million respectively.

Restructuring

In February 2008 we announced a major restructuring plan to further consolidate and streamline operational activities and back office support. In 2009, having identified further restructuring and consolidation opportunities, we announced an expansion of this programme and a major restructuring in RBI. We expect these restructuring costs to result in significant cost savings in future years. Restructuring costs incurred in 2010 were £57 million (2009: £182 million; 2008: £152 million).

Capital expenditure

Capital expenditure on property, plant, equipment and internally developed intangible assets principally relates to investment in systems infrastructure to support electronic publishing activities, computer equipment and office facilities. Total such capital expenditure, which is financed from operating cash flows, amounted to £311 million in 2010 (2009: £242 million; 2008: £172 million) for continuing operations of the combined businesses. In 2010 there has been an increased investment in new product and related infrastructure, particularly in LexisNexis. Further information on capital expenditure is given in notes 17 and 19 to the combined financial statements.

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

BUSINESS OVERVIEW

We are one of the world’s leading providers of professional information solutions in the science, medical, legal, risk and business sectors. Our principal operations are in North America and Europe. For the year ended December 31, 2010 we had total revenue from continuing operations of approximately £6.1 billion and an average of approximately 31,000 employees. As at December 31, 2010 we had approximately 30,200 employees. In 2010, North America represented our largest single geographic market, based on revenue by destination, contributing 55% of our total revenue from continuing operations.

Our businesses provide products and services organised in 2010 as four business divisions: Elsevier serves the science and medical sector; LexisNexis, the legal, insurance, and other professional sectors; Reed Exhibitions, the exhibitions and conferences sector; and Reed Business Information, the business information and trade magazines sector.

Revenue is derived principally from subscriptions, circulation and transactional sales, advertising sales and exhibition fees. In 2010, 45% of Reed Elsevier’s revenue from continuing operations was derived from subscriptions; 29% from circulation and transactional sales; 11% from exhibition fees; 8% from advertising sales; and 7% from other sources. An increasing proportion of revenue is derived from electronic information products, principally internet based, and in 2010, 61% of our revenue was derived from such sources, including 81% of LexisNexis revenue, 61% of Elsevier revenue, 2% of Reed Exhibitions revenue and 46% of Reed Business Information revenue.

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

	Revenue from continuing operations(1)
	Year ended December 31,
	2010		2009		2008
	(in millions, except percentages)

Elsevier	£2,026	34%	£1,985	33%	£1,700	32%
LexisNexis	2,618	43	2,557	42	1,940	36
Reed Exhibitions	693	11	638	11	707	13
Reed Business Information	718	12	891	14	987	19

Total	£6,055	100%	£6,071	100%	£5,334	100%

(1)	Following announcement in February 2007 of the planned sale of the Education division, the division is presented in the financial statements as a discontinued operation and is excluded from the above analysis.

ELSEVIER

	Year ended December 31,
	2010	2009	2008
	(in millions)

Revenue
Elsevier
Science & Technology	£1,015	£985	£848
Health Sciences	1,011	1,000	852

	£2,026	£1,985	£1,700

Elsevier is a leading provider of scientific and medical information and serves scientists, health professionals and students worldwide. Its objective is to help its customers advance science and improve healthcare by providing world class information and innovative solutions that enable customers to make critical decisions, enhance productivity and improve outcomes.

Elsevier is a global business with principal operations in Amsterdam, Beijing, Boston, Chennai, Delhi, London, Madrid, Milan, Munich, New York, Oxford, Paris, Philadelphia, Rio de Janeiro, St. Louis, San Diego, Singapore and Tokyo. Elsevier has 6,700 employees.

Elsevier is organised around two market-facing businesses: Science & Technology, which serves the scientific and technology communities, and Health Sciences, which serves the health community. Both of these businesses are supported by a global shared services organisation which provides integrated editorial systems and production services, product platforms, distribution, and other support functions.

Science & Technology

Science & Technology is a leading scientific information provider. It delivers a wide array of information and workflow tools that help researchers generate valuable insights in the advancement of scientific discovery and improve the productivity of research. Its customers are scientists, academic institutions, research leaders and administrators, corporations and governments which rely on Elsevier to: provide high quality content; review, publish, disseminate and preserve research findings; and create innovative tools to help focus research strategies and improve their effectiveness.

The Science &Technology division contributed 50% of the total Elsevier revenue in 2010. Of this revenue, 77% came from research (journals), 10% from reference education (books) and 13% from databases and tools. Approximately 32% of Science & Technology revenue in 2010 was derived from North America, 36% from Europe and the remaining 32% from the rest of the world.

Elsevier publishes over 200,000 new science & technology research articles each year through some 1,150 journals, many of which are the foremost publications in their field and a primary point of reference for new research. The vast majority of customers receive these journals through ScienceDirect, a database of scientific and medical research, providing access to over 10 million scientific and medical journal articles, used by over 11 million researchers each year.

Elsevier also publishes over 700 new science & technology book titles annually, supporting bibliographic data, indexes and abstracts, and review and reference works. 14,000 online books are available on ScienceDirect, with over 600 online books added each year.

Other major products include Scopus and Reaxys. Scopus is the largest abstract and citation database of research literature in the world, with abstracts and bibliographic information on more than 40 million scientific research articles from 18,000 peer reviewed journals and over 5,000 publishers. Scopus also has data on more than 23 million patents. Reaxys is a leading solution for synthetic chemists that integrates chemical reaction and compound data searching with synthesis planning.

A major challenge facing researchers and institutions is the ever growing amount of research and related information but the limited time to identify and analyse what is most relevant. To address this challenge, Elsevier has been developing a suite of new products that significantly improve the speed at which researchers are able to find the most relevant information and analyse this information using the most innovative applications. In 2010, SciVerse Hub beta was launched providing a single search interface for accessing ScienceDirect, Scopus and scientific web content. In November 2010, SciVerse Application Marketplace & Developer Network was launched in beta enabling researchers and third party developers to build customised applications on top of Elsevier’s information and combine this with other data and analytics held by the customer.

Elsevier is continuing to develop the SciVal suite of products that help academic and government institutions evaluate their research performance, determine research strategies and increase institutional efficiencies. Leveraging bibliometric data, such as citations from Scopus, SciVal Spotlight helps institutions and governments to identify their distinctive research strengths, evaluate performance and increase the focus of their R&D investments. SciVal Funding assists researchers and institutions in identifying grants that are most relevant in their research areas. In support of this strategy, Collexis was acquired in 2010, a leading developer of semantic technology, which increases the efficiency and effectiveness of the evaluation of grant applications by funding agencies.

Health Sciences

Health Sciences is a leading medical information provider. Through its medical journals, books, major reference works, databases and online information tools, Elsevier provides critical information and analysis on which its customers rely to base their decisions, to improve medical outcomes and enhance the efficiency of healthcare. Health Sciences serves medical researchers, doctors, nurses, allied health professionals and students, as well as hospitals, research institutions, health insurers, managed healthcare organisations and pharmaceutical companies.

Health Sciences contributed approximately 50% of the total Elsevier revenue in 2010. This revenue came from five sectors: global medical research; clinical reference/clinical decision support; nursing/health professional education; global pharma promotion; and international (other), each of which contribute approximately 20% to revenue. Approximately 54% of Health Sciences revenue by destination in 2010 was derived from North America, 27% from Europe and the remaining 19% from the rest of the world.

Elsevier publishes over 700 health sciences journals, including on behalf of learned societies, and, in 2010, over 1,700 new health sciences book titles and clinical reference works were published both in print and through ScienceDirect and other electronic platforms such as MDConsult. MDConsult is a leading online clinical information service with more than 2,200 institutional customers. Flagship titles include market leading medical journals such as The Lancet, and major medical reference works such as Gray’s Anatomy, Nelson’s Pediatrics and Netter’s Atlas of Human Anatomy. In addition to its local language publishing in many countries across the world, Health Sciences leverages its content and solutions into new markets through local language versioning.

Elsevier is a leader in medical education and training resources, particularly to the nursing and allied health professions. From core textbooks to virtual clinical patient care, Health Sciences supports students, teaching faculties and healthcare organisations in education and practice. A strong focus is on the further development of innovative electronic services: the Evolve portal provides a rich resource to support faculty and students and now has 2.4 million registered users; Evolve Reach (Health Education Systems Inc.) provides online review and testing tools for students of nursing and the allied health professionals; Evolve Teach provides online resources and solutions to support faculty.

A growing area of focus is clinical decision support, providing online information and analytics to deliver patient-specific solutions at the point of care to improve patient outcomes. Gold Standard provides critical information on drug interactions to assist effective treatment; CPM Resource Center provides a data driven framework to support nurses in undertaking procedures; Nursing Consult provides nursing care guidelines in trauma and disease management; MEDai uses patient data and analytics to help identify areas for improvement in clinical practice within hospitals and lower costs for the payers of healthcare through preventative interventions.

Elsevier also provides marketing services to the pharmaceutical industry through advertising and sponsored communications to the specialist community it serves. In 2010, the standalone medical agency communications business Excerpta Medica was divested as part of a restructuring of this business focusing more on the services which leverage Health Sciences’ core information and distribution platforms.

Shared services

The shared service functions provide production, information technology, customer service, fulfilment and distribution for both the Science & Technology and Health Sciences divisions. Much of the pre-press production for journals and books is outsourced.

Market Opportunities

The science and medical information markets have good long term demand growth characteristics. The importance of research and development to economic performance and competitive positioning is well understood by governments, academic institutions and corporations. This is reflected in the long term growth in R&D spend and in the number of researchers worldwide, leading to greater research output and publishing. Additionally there is growing demand for tools that allow research to better target and improve the spend and efficiency of the research process.

In health, market growth is also supported by demographic trends, with ageing populations that require more healthcare, rising prosperity in developing economies with increasing expectations of better healthcare provision, and the increasing focus on improving medical outcomes and efficiency.

Given that a majority of global R&D and healthcare is funded directly or indirectly by governments, spending is influenced by governmental budgetary considerations. The commitment to R&D and health provision does however generally remain high, even in more difficult budgetary environments.

Strategic Priorities

Elsevier’s strategic goal is to make valued contributions to the communities it serves in advancing science, improving medical outcomes and enhancing productivity. To achieve this, Elsevier is focused on: building world-class content; deepening its customer engagement to identify how better to help them achieve their desired outcomes more efficiently and effectively;

delivering tools which link, analyse and illuminate content and data to help customers make critical decisions and improve their productivity; increasing its investment in high-growth markets and disciplines; and continuously improving organisational efficiency.

In Science & Technology, priorities are to continually enhance the quality and relevance of research and reference content and expand data sets, while adding greater functionality and utility to the newly launched SciVerse, ScienceDirect, Scopus and new tools to assist researcher productivity. The SciVal suite of performance and planning tools will continue to be expanded to help academic and government institutions target their research spend and improve research efficiency and economic outcomes. In Health Sciences, priorities are similar, particularly with regard to medical research, focusing on the quality and relevance of content and the functionality of electronic platforms and services.

Additionally, Health Sciences continues to build out clinical decision support services to meet customer demand for tools that deliver better medical outcomes and lowers costs for payers, physicians and hospitals. Elsevier is also focused on increasing growth in emerging markets through expansion of local publishing and versioning of content and electronic services.

Business Model, Distribution Channels and Competition

Science and medical research is principally disseminated on a paid subscription basis to the research facilities of academic institutions, government and corporations, and, in the case of medical and healthcare journals, also to individual practitioners and medical society members. Advertising and promotional revenues are derived from pharmaceutical and other companies. Electronic products, such as ScienceDirect, Scopus and MDConsult, are generally sold direct to customers through a dedicated sales force that has offices around the world. Subscription agents facilitate the sales and administrative process for print journals. Books are sold through traditional and online book stores, wholesalers and, particularly in medical and healthcare markets, directly to end users. Competition within science and medical publishing is generally on a title by title and product by product basis. Competing journals, books and databases are typically published by learned societies and other professional publishers. Workflow tools face similar competition as well as from software companies and internal solutions developed by customers.

Major brands

Elsevier’s major brands include: Cell, a premier life sciences journal in cell biology; and The Lancet, one of the leading medical journals since 1823. Many other journals are major brands in their fields, including: Scopus, a scientific abstract and citation database; SciVal, a suite of funding intelligence and research performance tools for academic institutions; Reaxys®, a web-based chemical reaction workflow solution for industrial chemists; pharmapendium, access to history of drug development through unique online platform; MDConsult, an online clinical information service, including reference works, journals and drug information; Mosby’s Nursing Consult, online evidence-based content to inform nursing clinical decisions at the point of care; Evolve, integrated, online resources that complement Elsevier’s nursing textbook content; and MEDai, a clinical decision support tool to identify areas for improvement in medical practice.

LEXISNEXIS

	Year ended December 31,
	2010	2009	2008
	(in millions)

Revenue
LexisNexis
Risk Solutions	£927	£865	£378
US Legal	1,121	1,126	1,017
International	570	566	545

	£2,618	£2,557	£1,940

In 2010, LexisNexis comprised the two market facing businesses: Risk Solutions and Legal & Professional supported by shared service functions. The risk business provides data and analytics that enable its customers to evaluate and manage risks associated with transactions and improve performance. It is focused on six industry/sector groups: insurance, government, screening, receivables management, financial services and corporate. The legal & professional business provides content and analytical tools that inform decisions and increase productivity of legal and other professionals in the legal, corporate, government, accounting and academic markets.

With effect from January 1, 2011, LexisNexis has been split into two separate businesses, Risk Solutions and Legal & Professional.

Risk Solutions

LexisNexis Risk Solutions is a leading provider of workflow solutions that combine proprietary, public and third-party information, analytics and advanced technology. These solutions assist customers in evaluating, predicting and managing risk and improving operational effectiveness, predominantly in the US.

LexisNexis Risk Solutions is headquartered in Alpharetta, Georgia and has principal operations in Georgia, Florida, Connecticut and Ohio, and has 4,400 employees.

In 2010, approximately 84% of Risk Solution’s revenue came from circulation and transactional sales, including online services, 12% from subscription sales, including online services, and the remaining 4% from other sources.

LexisNexis Risk Solutions is organised around market facing industry/sector groups: insurance, government, screening, and business services (including the receivables management, financial services and corporate groups), of which insurance is the most significant. These groups are supported by a shared infrastructure providing technology operations, data management, and other support functions including compliance and marketing. A number of transactional support activities, including some financial processes, are provided from a shared services organisation managed by the LexisNexis Legal & Professional business. The Legal & Professional business also distributes Risk Solutions products into legal markets in the US and internationally.

Insurance Solutions provides the most comprehensive combination of data, analytics and software to property and casualty (P&C) personal and commercial insurance carriers in the US to improve critical aspects of their business, from customer acquisition and underwriting to policy servicing, claims handling and performance management. Information solutions, including the US’s most comprehensive personal loss history database C.L.U.E., help insurers assess risks and provide important inputs to underwriting policy. Recently introduced products include Data Pre-Fill, which provides accurate information directly into the insurance workflow on customers, potential customers and their auto ownership, and Current Carrier, which identifies current or previous insurance as well as any lapses in coverage. In 2010, the Insurance Exchange was launched enabling the sharing of customer application data among participating insurance agents, brokers and carriers. The exchange is directed at improving the efficiency and transparency of the independent agent-based distribution system for insurance products.

Government solutions provides investigative solutions to US federal, state and local law enforcement and government agencies to help solve cases and identify and locate individuals. Additionally, Government solutions helps mitigate risks of fraud, waste and abuse in government programmes.

Screening Solutions focuses on employment-related, resident and volunteer screening, with the largest segment being pre-employment screening services offered across a number of industries including retail, recruitment, banking, and professional services. Receivables Management Solutions helps debt recovery professionals in the segmentation, management and collection of consumer and business debt. Financial Services provides financial institutions with risk management, identity verification, fraud detection, credit risk management, and compliance solutions. These include “know your customer” and anti-money laundering products. The Corporate group provides risk and identity management solutions for customers in retail, telecommunications and utilities. The Risk Solutions business also provides identity verification and risk related information to the legal industry.

During 2010, a particular focus has been on developing a pipeline of new solutions for select adjacent markets, sectors and geographies.

The identity verification and risk evaluation solutions provided by Risk Solutions utilise a comprehensive database of public records and proprietary information, which is the largest database of its kind in the US market today. LexisNexis Accurint is the flagship identity verification product, powered by the powerful High Performance Cluster Computing (HPCC) technology. This technology enables Risk Solutions to provide its customers with highly relevant search results swiftly and to create new, low-cost solutions quickly and efficiently.

Market Opportunities

The risk solutions business operates in markets with strong long term underlying growth drivers: insurance underwriting transactions; insurance, healthcare and entitlement fraud; credit defaults and financial fraud; regulatory compliance and due diligence requirements surrounding customer enrolment and employment; and security considerations.

In the insurance segment, growth is supported by increasing transactional activity in the auto and property insurance markets and the increasing adoption by insurance carriers of more sophisticated data and analytics in the prospecting, underwriting and claims evaluation processes, to determine appropriate risk pricing, increase competitiveness and improve operating cost efficiency. Transactional activity is driven by the levels of insurance quoting as consumers seek better policy terms, stimulated by increasing competition between insurance companies and rising levels of internet quoting and policy binding.

In screening, demand is driven mainly by employer hiring activity and, in receivables management, by levels of consumer debt defaults and the prospects of recovering those debts; both of these markets are linked to employment levels in the US. A number of factors support demand for risk solutions in the financial services market, including new credit originations, fraud losses and regulatory compliance requirements. Growth in government markets is driven by the increasing use of data and analytics to combat criminal activity and fraud, and to address security issues. The level and timing of demand in this market is influenced by government funding considerations.

Strategic Priorities

Risk Solutions’ strategic goal is to make businesses and government more effective, through a better understanding of the risks associated with individuals, other businesses and transactions and by providing the tools to help manage those risks. To achieve this, Risk Solutions is focused on: expanding the range of products across the insurance carrier workflow; leveraging our advanced technology capabilities; delivering innovative new products and expanding the range of risk management solutions across adjacent markets; and completing the multi-year process of integrating the ChoicePoint businesses acquired in September 2008.

Business Model, Distribution Channels and Competition

Risk Solutions products are predominantly sold on a transactional basis directly to insurance carriers, other corporations and government entities. Risk Solutions and Verisk sell data and analytics to insurance carriers but largely address different activities. Risk Solutions’ principal competitors include Thomson Reuters and First Data Corporation in a number of segments that utilise public records. Major competitors in pre-employment screening are Altegrity and Symphony Technology Group.

Major brands

LexisNexis’ Risk Solutions major brands include: C.L.U.E.®, a comprehensive US personal insurance claims database; LexisNexis®Data Prefill, a tool to automate the insurance application process providing critical information insurers need to quote and underwrite a policy; LexisNexis® Insurance Exchange, a platform for sharing of customer application data designed to improve and enhance flow of application data and documents; Accurint® for Collections, a US solution to help locate debtors quickly and accurately; Accurint® LE Plus, an integrated suite of tools for US law enforcement investigators; LexisNexis® Identity Management, a range of solutions to help clients verify that an identity exists and authenticate individuals; LexisNexis® Anti-Money Laundering Solutions, content and information for anti-money laundering compliance, risk mitigation and enhanced due diligence; LexisNexis® Employment Screening, a US provider of pre-employment screening solutions; and LexisNexis® Resident Screening, a comprehensive US multi-family housing screening and collections service.

Legal & Professional

LexisNexis Legal & Professional is a leading provider of content and information solutions for legal and other corporate markets. Serving customers in more than 100 countries, LexisNexis provides resources and services that inform decisions and increase productivity.

LexisNexis Legal & Professional is headquartered in New York and has principal operations in Ohio and New Jersey in the United States, in London and Paris in Europe, Canada, and in several other countries in Africa and Asia Pacific. It has 10,300 employees worldwide.

In 2010, approximately 67% of LexisNexis Legal & Professional’s revenue came from subscription sales, including online services, 9% from transactional sales, including online services, 6% from advertising, including directory listings, and the remaining 18% from other sources.

LexisNexis Legal & Professional is organised through market facing businesses, the most significant of which are Research & Litigation Solutions and Marketing & Business Solutions in the US and LexisNexis Europe, Middle East, Africa & Australasia and LexisNexis Asia (together reported as International) outside the US. These are supported by global shared services organisations providing platform and product development, operational and distribution services, and other support functions.

LexisNexis is a leading provider of legal and business information and analysis to law firms, corporations and government throughout the US. Electronic information solutions and innovative workflow tools, developed through close collaboration with customers, help law firms and other legal and business professionals make better informed decisions in the practice of law and in managing their businesses.

In Research & Litigation solutions, the flagship product for legal research is Lexis.com, which provides federal and state statutes and case law, together with analysis and expert commentaries from sources such as Matthew Bender and Michie and the leading citation service Shepard’s, which advises on the continuing relevance of case law precedents. Through its suite of litigation services, LexisNexis additionally provides lawyers with tools for electronic discovery, evidence management, case analysis, court docket tracking, e-filing, expert witness identification and legal document preparation. LexisNexis also partners with law schools to provide services to students as part of their training. In October 2010, LexisNexis launched Lexis Advance for Solos, which is a legal research tool built specifically for the US solo attorney market and is the first product to be launched on the new LexisNexis research platform. Both the product and the platform are version 1.0 and over the next few years LexisNexis will be introducing products of increasing sophistication and depth for specific customer segments and to perform specific functions across the legal markets. Earlier in the year, LexisNexis introduced Lexis for Microsoft Office, which enables lawyers to conduct their Lexis searches within Microsoft applications such as Word and Outlook. Other product introductions included LexisNexis Verdict & Settlement Analyzer, which provides data and analytics on previous settlements.

In the business of law, Marketing & Business solutions provides law firms with practice management solutions, including time and billing systems, case management, cost recovery and document management services. LexisNexis assists law firms in their client development through Lawyers.com, showcasing the qualifications and credentials of more than one million lawyers and law firms in the US and internationally, and providing law firms with website development, search engine optimisation and other web marketing services.

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

In International markets outside the United States, LexisNexis serves legal, corporate, government and academic markets in Europe, Canada, Africa and Asia Pacific with local and international legal, tax, regulatory and business information. The most significant businesses are in the UK, France, Australia and Canada.

LexisNexis is focused across all its geographies on leveraging best in class content and its market leading international online product platform to deliver innovative electronic information services and workflow tools to help legal and business professionals make better informed decisions more efficiently. Penetration of online information services is growing and electronic revenues now account for over 50% of LexisNexis total revenues outside the US.

In the UK, LexisNexis is a leading legal information provider in its market. It delivers a wide array of content and services, comprising an unrivalled collection of primary and secondary legislation, case law, expert commentary, and forms and precedents. Its extensive portfolio includes Halsbury’s Laws of England, Simon’s Taxes and Butterworths Company Law Service delivered through the UK’s flagship online product LexisLibrary and in print. Other electronic products include Lexis Legal Intelligence, a resource on legal practice for lawyers, and media monitoring and reputation management tools for the corporate market such as the NexisDirect research tool. Additionally, LexisNexis provides law firms with practice management solutions.

In 2010, LexisNexis continued to build its UK legal practical guidance service LexisPSL, and now has ten practice areas including company commercial, dispute resolution and employment. LexisPSL provides practical guidance on the application of law to complement and integrate with LexisNexis authoritative legal content and commentaries and legal forms and precedents.

In France, LexisNexis is a provider of information to lawyers, notaries and courts with JurisClasseur and La Semaine Juridique being the principal publications, delivered through lexisnexis.fr and in print. These content sources are, as in the UK, being combined with new content and innovative workflow tools to develop practical guidance and practice management solutions. During 2010, LexisNexis divested its legal publishing business in Germany as the investment required to build profitable scale was not considered to have adequate prospective returns. The news and business activities in Germany were retained.

Market Opportunities

Longer term growth in legal and regulatory markets worldwide is driven by increasing levels of legislation, regulation, regulatory complexity and litigation, and an increasing number of lawyers. Additional market opportunities are presented by the increasing demand for online information solutions and practice management tools that improve the quality and productivity of research, deliver better legal outcomes, and improve business performance. Notwithstanding this, legal activity and legal information markets are also influenced by economic conditions and corporate activity, as has been seen most recently with the dampening impact on demand of the recent global recession and the somewhat subdued environment that has followed in North America and in Europe.

Strategic Priorities

LexisNexis Legal & Professional’s strategic goal is to enable better legal outcomes and be the leading provider of productivity enhancing information and information-based workflow solutions in its markets. To achieve this LexisNexis is focused on: building world class content; developing next generation product platforms, tools and infrastructure to deliver best-in-class outcomes for legal and business professionals with greater speed and efficiency; building client development and practice management tools enabling customers to be more successful in their markets; international expansion and growth of online products and solutions; increasing LexisNexis’ presence in emerging markets; and improving operational efficiency.

In the US, the focus is on the continuing development of the next generation of legal research and practice solutions and a major upgrade in operations infrastructure and customer service and support platforms to provide an integrated and superior customer experience across US legal research, litigation services, practice management and client development. Progressive product introductions over the next few years will combine advanced technology with enriched content and sophisticated analytics and applications to enable LexisNexis’ customers to make better legal decisions and drive better outcomes for their organisations and clients. A further priority is to complete the transformation of the client development business from a legal directory business into a web marketing services company.

Outside the US, LexisNexis is focused on growing online services and developing further high quality actionable content and workflow tools, including the development of practical guidance and practice management applications. Additionally, LexisNexis is focusing on the expansion of its activities in emerging markets.

Business Model, Distribution Channels and Competition

LexisNexis Legal & Professional products and services are generally sold directly to law firms and to corporate, government and academic customers on a paid subscription basis, with subscriptions with law firms often under multi-year contracts. Principal competitors for LexisNexis in US legal markets are West (Thomson Reuters), CCH (Wolters Kluwer) and BNA, and Bloomberg and Factiva (News Corporation) in news and business information. Competitors in litigation solutions also include software companies. Major international competitors include Thomson Reuters, Wolters Kluwer and Factiva.

Major brands

LexisNexis’ Legal & Professional major brands include: Lexis®, legal, news and public records content for legal professionals; Matthew Bender®, critical legal analysis, checklists, forms, and practice guides authored by industry experts covering 50 major practice areas; CaseMap®, software allowing litigators to assess and analyse case information; Lexis® for Microsoft® Office, an integration of LexisNexis content, open Web search and Microsoft Office; LexisNexis® Verdict & Settlement Analyzer®, an early case assessment tool for researching and evaluating the risk and opportunity associated with a case; lawyers.comSM, website for consumers seeking legal information and counsel; Lexis®Library, LexisNexis UK flagship legal online product; Lexis®PSL, LexisNexis UK legal practical guidance service; and JurisClasseur, an authoritative online legal resource in France.

REED EXHIBITIONS

	Year ended December 31,
	2010	2009	2008
	(in millions)

Revenue	£693	£638	£707

Reed Exhibitions’ portfolio of exhibitions and conferences serves 44 industry sectors across the Americas, Europe, the Middle East and Asia Pacific. In 2010 Reed Exhibitions brought together over six million event participants from around the world, generating billions of dollars in business for its customers.

Reed Exhibitions is a global business headquartered in London and has principal offices in Paris, Vienna, Norwalk Connecticut, Abu Dhabi, Beijing, Tokyo, Sydney and São Paulo. Reed Exhibitions has 2,600 employees worldwide.

Over 70% of Reed Exhibitions’ revenue is derived from exhibitor participation fees, with the balance primarily comprising of conference fees, advertising in exhibition guides, sponsorship fees and admission charges. In 2010, approximately 19% of Reed Exhibitions’ revenue came from North America, 48% from Continental Europe, 6% from the United Kingdom and the remaining 27% from the rest of the world.

Reed Exhibitions organises market-leading events that are relevant to industry needs, where participants from around the world come together to do business, network and learn. Its exhibitions and conferences encompass a wide range of sectors, including: broadcasting, TV, music & entertainment; building & construction; electronics & electrical engineering; alternative energy, oil & gas; engineering, manufacturing & processing; gifts; interior design; IT & telecoms; jewellery; life sciences & pharmaceuticals; marketing; property & real estate; sports & recreation; and travel.

Well represented in the developed world, increasingly Reed Exhibitions is investing in the developing economies. Reed Exhibitions expanded in 2010 through new launches in the beauty and healthcare sectors in China; environment, construction and machinery in Brazil; and security in the UAE.

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

Strategic Priorities

Reed Exhibitions’ strategic goal is to provide market leading events in growth sectors that enable businesses to target and reach new customers quickly and cost effectively and to provide a platform for industry participants to do business, network and learn. To achieve this, Reed Exhibitions is focused on: developing the portfolio through a combination of new launches, strategic partnerships and selective acquisitions in high growth sectors and geographies; and further developing websites, analytics and other online tools to enhance the exhibition experience and add to customer return on investment in event participation.

Business Model, Distribution Channels and Competition

The substantial majority of Reed Exhibitions’ revenues are from sales of exhibition space. The balance includes conference fees, advertising in exhibition guides, sponsorship fees and, for some shows, admission charges. Exhibition space is sold directly or through local agents where applicable. Reed Exhibitions often works in collaboration with trade associations, which use the events to promote access for members to domestic and export markets, and with governments, for whom events can provide important support to stimulate foreign investment and promote regional and national enterprise.

Reed Exhibitions operates in a fragmented industry, holding less than a 10% global market share. Other international exhibition organisers include UBM, DMG World Media (DMGT), Informa IIR and Messe Frankfurt. Competition also comes from industry trade associations and convention centres and exhibition hall owners.

Major brands

Reed Exhibitions’ major brands include: Mipcom, a leading entertainment market; World Travel Market, a global event for the travel market; Brasil Offshore, an international offshore oil and gas trade show; Batimat, a leading construction exhibition; JCK Las Vegas, a North American jewellery industry trade event; World Future Energy Summit, a platform for sustainable future energy solutions; Nepcon China, one of the largest and longest standing electronic manufacturing trade events in China; In-cosmetics, an international exhibition for personal care ingredients; Gifts & Home, a leading business gifts & home fair in China; and Pollutec, an international exhibition of environmental equipment, technology and services.

REED BUSINESS INFORMATION

	Year ended December 31,
	2010	2009	2008
	(in millions)

Revenue	£718	£891	£987

Reed Business Information (RBI) provides data services, information and marketing solutions to business professionals in the UK, the US, Continental Europe, Asia and Australia. It produces industry critical data services and lead generation tools, and over 100 online community and job sites. It publishes over 100 business magazines with market leading positions in many sectors.

Approximately 26% of RBI revenue in 2010 came from North America, 22% from the United Kingdom, 41% from Continental Europe and 11% from the rest of the world.

RBI is a global business headquartered in London and has principal operations in Sutton in the UK, Amsterdam and Doetinchem in the Netherlands, Boston, Los Angeles and Norcross, Georgia in the US as well as Paris, Milan, Madrid, Bilbao, Sydney and Shanghai. RBI has 5,300 employees worldwide.

RBI’s data services enable businesses and professionals to enhance productivity through quicker and easier access to insightful and comprehensive industry information. Online marketing solutions, business to business magazines, online lead generation services and community websites provide effective marketing channels for advertisers to reach target audiences and for industry professionals to access valued information.

In 2010, RBI was significantly restructured and refocused, to reflect the reduction in revenues caused by recession, the accelerated migration of customer marketing spend to web media, and the continued growth and opportunity in data services. During the year, the sale and closure of the US controlled circulation magazines and certain other titles were completed, together with the sale of RBI Germany and clusters of titles in the Netherlands, UK, Italy, Spain, France, Ireland and Asia.

The business was redefined and is now managed by key asset group — data services, online marketing solutions, leading brands, and other magazine brands/websites — and specific strategies and action plans have been developed for each group.

RBI’s market-leading data services include ICIS, a global information and pricing service for the petrochemicals and energy sector; Bankers Almanac, a leading provider of reference data on the banking industry; XpertHR, an online service providing HR data, regulatory guidance, best practices and tools for HR professionals; and Reed Construction Data, a provider of online construction data to the North American construction industry. In 2010, RBI entered into an agreement to increase its interest in CBI China, the market leading petrochemical and energy information service in China, and now has majority ownership. This transaction was completed in January 2011 and has brought ICIS unrivalled coverage of the important and growing Chinese and Asian chemicals and energy markets, considerably strengthening its global position.

The major online marketing solutions include: totaljobs.com, a major UK online recruitment site; and Hotfrog, a global online business directory. Premier publishing brands include Variety in the US, New Scientist in the UK and the Elsevier magazine in the Netherlands.

Market Opportunities

The growing need for authoritative industry data and information is driving demand for online subscription data services and providing new opportunities. Business to business marketing spend has historically been driven by levels of corporate profitability, which itself has followed GDP growth, and business investment.

Strategic Priorities

RBI’s strategic goal is to help business professionals achieve better outcomes with information and decision support in its individual markets. Its areas of strategic focus are: further growing the data services businesses; capturing the economic recovery in the major online marketing solutions businesses; restructuring the business magazines and advertising driven portfolio, to develop online services in key markets and support print franchises through brand extensions and redesign; and to realign the cost base with revenue expectations and drive further organisational effectiveness.

Business Model, Distribution Channels and Competition

Across the RBI portfolio, user and subscription revenues now account for 59% of the total business with the remaining 41% derived from print and online advertising and lead generation. RBI electronic revenue streams now account for 46% of total revenue.

Data services are typically sold directly on a subscription or transactional basis. Business magazines are distributed on a paid or controlled circulation basis. Advertising and lead generation revenues are sold directly or through agents.

RBI’s data services and titles compete with a number of publishers on a service and title by title basis including: UBM, McGraw Hill, Wolters Kluwer and Incisive as well as many niche and privately owned competitors. RBI competes for online advertising with other business to business websites as well as Monster, Google and other search engines.

Major Brands

RBI’s major brands include: ICIS, a global provider of news and pricing data to the chemical and energy industries; BankersAlmanac.com, a supplier of banking intelligence to the global financial industry; XpertHR, an HR legal compliance and good practice toolkit; Reed Construction Data, construction data, building product information, cost data, market analysis and advertising channels to construction industry professionals; totaljobs.com, a UK generalist website attracting over 3.7 million jobseekers and carrying over 125,000 jobs every month; Hotfrog, a leading online user generated business directory with versions in 32 countries; emedia, a specialist in demand generation from permission-based audiences; Variety, the premier source of entertainment business news and analysis since 1905; Elsevier, a news and opinion magazine in the Netherlands; and New Scientist, a leading science and technology media brand.

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

EPSA actively manages intellectual property assets including trademarks such as The Lancet and databases such as Reaxys and PharmaPendium. In 2010 it continued to strengthen its position as a centre of excellence in the management and development of intellectual property assets.

ERSA is responsible for reinsurance activities for Reed Elsevier.

In 2010, EFSA was active in renegotiating the terms of Reed Elsevier’s $2 billion revolving credit facility which is available to EFSA. It negotiated and advised Reed Elsevier Group plc companies on a number of banking and cash management arrangements in Continental Europe, in particular in the Netherlands and France, as well as Asia and continued to advise on treasury matters, including interest, foreign currency and certain other financial exposures.

The average balance of cash under management by EFSA in 2010, on behalf of Reed Elsevier Group plc and its parent companies, was approximately $0.8 billion (2009: $0.4 billion).

At December 31, 2010, 84% (2009: 92%) of ERF’s gross assets were held in US dollars and 15% (2009: 7%) in euros, including $8.7 billion (2009: $10.0 billion) and €0.6 billion (2009: €0.6 billion) in loans to Reed Elsevier Group plc subsidiaries. Loans made to Reed Elsevier Group plc businesses are funded from equity, long term debt of $2.2 billion and short term debt of $0.3 billion backed by committed bank facilities. Sources of long term debt include Swiss domestic public bonds, bilateral term loans, private placements and syndicated bank facilities. Short term debt is primarily derived from euro and US commercial paper programmes.

GOVERNMENT REGULATION

Certain of our businesses provide authorised customers with products and services such as access to public records and other information on US individuals. Our businesses that provide such products and services are subject to applicable privacy laws and US federal and state regulation. Our compliance obligations vary from regulator to regulator, and include, among other things, strict data security programs, submissions of regulatory reports, providing consumers with the contents of background reports and correcting inaccuracies in background reports. We are also subject to the terms of consent decrees and other settlements with certain regulators in the U.S. See “Item 8: Financial Information — Legal Proceedings” on page 65.

ORGANISATIONAL STRUCTURE

A description of the corporate structure is included under “— History and Development” on page 11. A list of significant subsidiaries, associates, joint ventures and business units is included as an exhibit, see “Item 19: Exhibits” on page S-1.

PROPERTY, PLANTS AND EQUIPMENT

We own or lease over 280 properties around the world, the majority of leased space being in the United States. The table below identifies the principal owned and leased properties which we use in our business.

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

All of the above properties are substantially occupied by Reed Elsevier businesses with the exception of the New York property, where Reed Elsevier occupies less than half of the floor space.

None of the real property owned or leased by Reed Elsevier which is considered material to Reed Elsevier taken as a whole is presently subject to liabilities relating to environmental regulations and has no major encumbrances.

ITEM 5: OPERATING AND FINANCIAL REVIEW AND PROSPECTS

OPERATING RESULTS — REED ELSEVIER

The following discussion is based on the combined financial statements of Reed Elsevier for the three years ended December 31, 2010 which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The following discussion should be read in conjunction with, and is qualified by reference to, the combined financial statements.

Reed Elsevier derives its revenue principally from subscriptions, circulation and transactional sales, advertising sales and exhibition fees.

Revenue by source for continuing operations(1)
Year ended December 31,

	2010		2009		2008
	(in millions, except percentages)

Subscriptions	£2,709	45%	£2,711	45%	£2,381	45%
Circulation/transactions	1,760	29	1,708	28	1,142	21
Exhibitions	675	11	626	10	702	13
Advertising	491	8	585	10	737	14
Other	420	7	441	7	372	7

Total	£6,055	100%	£6,071	100%	£5,334	100%

Revenue by geographic market for continuing operations(1)
Year ended December 31,

	2010		2009		2008
	(in millions, except percentages)

North America	£3,303	55%	£3,310	55%	£2,624	49%
United Kingdom	490	8	513	8	580	11
The Netherlands	204	3	243	4	234	4
Rest of Europe	1,131	19	1,132	19	1,136	22
Rest of world	927	15	873	14	760	14

Total	£6,055	100%	£6,071	100%	£5,334	100%

(1)	Following announcement in February 2007 of the planned sale of the Education division, the division is presented in the financial statements as a discontinued operation and is excluded from the above analysis.

The cost profile of individual businesses within Reed Elsevier varies widely and costs are controlled on an individual business unit basis. The most significant cost item for Reed Elsevier as a whole is staff costs, which in 2010 for continuing operations represented 40% of Reed Elsevier’s total cost of sales and operating expenses before amortisation and impairment of acquired intangible assets and goodwill (2009: 39%; 2008: 40%).

The following tables show revenue, operating profit and adjusted operating profit for each of Reed Elsevier’s continuing business segments in each of the three years ended December 31, 2010 together with the percentage change in 2010 and 2009 at both actual and constant exchange rates. Adjusted operating profit is a measure included on the basis that it is a key financial measure used by management to evaluate performance and allocate resources to the business segments, as reported under IFRS 8: Operating Segments in note 3 to the combined financial statements. Adjusted operating profit represents operating profit before amortisation and impairment of acquired intangible assets and goodwill, exceptional restructuring and acquisition related costs, and is grossed up to exclude the equity share of taxes in joint ventures. Exceptional restructuring costs in 2010 relate only to the restructuring of the Reed Business Information business and in 2009 and 2008 relate to the exceptional restructuring programmes across Reed Elsevier. Exceptional restructuring costs principally comprise severance, outsourcing migration and associated property costs. A reconciliation of operating profit to adjusted operating profit is included below.

	Revenue from continuing operations(5)
	Year ended December 31,
	2010		2009		% change		2008		% change
					actual	constant			actual	constant
					rates	rates(1)			rates	rates(2)
	(in millions, except percentages)

Elsevier	£2,026	34%	£1,985	33%	+2%	+2	£1,700	32%	+17%	+4%
LexisNexis	2,618	43	2,557	42	+2	+1	1,940	36	+32	+14
Reed Exhibitions	693	11	638	11	+9	+9	707	13	-10	-21
Reed Business Information	718	12	891	14	-19	-20	987	19	-10	-18

Total	£6,055	100%	£6,071	100%	0%	-1%	£5,334	100%	+14%	0%

	Operating Profit from continuing operations(5)
	Year ended December 31,
	2010		2009		% change		2008		% change
					actual	constant			actual	constant
					rates	rates(1)			rates	rates(2)
	(in millions, except percentages)

Elsevier	£647	59%	£563	69%	+15%	+14%	£443	49%	+27%	+14%
LexisNexis	324	30	337	41	-4	-6	291	32	+16	+2
Reed Exhibitions	127	11	79	10	+61	+61	123	13	-36	-46
Reed Business Information	—	—	(163)	(20)	+100	+99	55	6	-397	-355

Subtotal	£1,098	100%	£816	100%			£912	100%
Corporate costs	(34)		(35)				(50)
Unallocated net pension credit(4)	26		6				39

Total	£1,090		£787		+39%	+37%	£901		-13%	-22%

	Adjusted Operating Profit from continuing operations(3)(5)
	Year ended December 31,
	2010		2009		% change		2008		% change
					actual	constant			actual	constant
					rates	rates(1)			rates	rates(2)
	(in millions, except percentages)

Elsevier	£724	46%	£693	43%	+4%	+4%	£568	41%	+22%	+9%
LexisNexis	592	38	665	42	-11	-12	513	37	+30	+13
Reed Exhibitions	158	10	152	10	+4	+4	183	13	-17	-28
Reed Business Information	89	6	89	5	0	0	126	9	-29	-35

Subtotal	£1,563	100%	£1,599	100%			£1,390	100%
Corporate costs	(34)		(35)				(50)
Unallocated net pension credit(4)	26		6				39

Total	£1,555		£1,570		-1%	-2%	£1,379		+14%	+1%

Adjusted operating profit for Reed Elsevier is a non-GAAP measure included on the basis that it is a key financial measure used by management to evaluate performance and allocate resources, and is derived from operating profit as follows:

	2010	2009	2008
	(in millions)

Operating profit — continuing operations	£1,090	£787	£901
Adjustments:
Amortisation of acquired intangible assets	349	368	281
Impairment of acquired intangible assets and goodwill	—	177	9
Exceptional restructuring costs	57	182	152
Acquisition related costs	50	48	27
Reclassification of tax in joint ventures	9	8	9

Adjusted operating profit from continuing operations	£1,555	£1,570	£1,379

(1)	Represents percentage change in 2010 over 2009 at constant rates of exchange, which have been calculated using the average and hedge exchange rates for the 2009 financial year. These rates were used in the preparation of the 2009 combined financial statements.

(2)	Represents percentage change in 2009 over 2008 at constant rates of exchange, which have been calculated using the average and hedge exchange rates for the 2008 financial year. These rates were used in the preparation of the 2008 combined financial statements.

(3)	Adjusted operating profit represents operating profit before the amortisation and impairment of acquired intangible assets and goodwill, exceptional restructuring and acquisition related costs, and is grossed up to exclude the equity share of taxes in joint ventures, and is reconciled to operating profit above.

(4)	The unallocated net pension credit of £26 million (2009: £6 million; 2008: £39 million) comprises the expected return on pension scheme assets of £217 million (2009: £189 million; 2008: £219 million) less interest on pension scheme liabilities of £191 million (2009: £183 million; 2008: £180 million).

(5)	Following announcement in February 2007 of the planned sale of the Education division, the division is presented as a discontinued operation and is excluded from the above analysis.

In the commentary below, percentage movements are at actual exchange rates unless otherwise stated. Percentage movements at constant exchange rates are calculated using the average and hedge exchange rates for the previous financial year. Percentage movements at both actual rates and constant rates are shown in tables on page 25. The effect of currency movements on the 2010 results is further described separately below (see “— Effect of Currency Translation” on pages 31 and 32). References to operating profit relate to operating profit including joint ventures. References to underlying performance are calculated to exclude the results of all acquisitions and disposals made in the current and prior year and the impact of currency. Adjusted operating margin and underlying growth are defined in the glossary on pages F-84 and F-85.

Results of Operations for the Year Ended December 31, 2010
Compared to the Year Ended December 31, 2009

General — continuing operations

Revenue was £6,055 million (2009: £6,071 million), flat on the prior year and down 1% at constant exchange rates. Underlying revenues, before acquisitions and disposals, were 2% higher.

Operating profits of £1,090 million were up 39%, or up 37% at constant exchange rates, compared with £787 million in 2009. The significant increase principally reflects no intangible asset and goodwill impairment and lower exceptional restructuring charges.

The amortisation charge in respect of acquired intangible assets, including the share of amortisation in joint ventures, was £349 million (2009: £368 million), down £19 million as a result of disposals and prior year impairments. Charges for impairment of acquired intangible assets and goodwill were nil (2009: £177 million, principally relating to the RBI US business).

Exceptional restructuring costs, which in 2010 relate only to the restructuring of RBI, amounted to £57 million (2009: £182 million relating to major restructuring programmes across Reed Elsevier announced in February 2008 and 2009) and included severance and vacant property costs. Acquisition related costs amounted to £50 million (2009: £48 million) principally in respect of the integration within LexisNexis of the ChoicePoint business acquired in September 2008.

Excluding amortisation and impairment of acquired intangible assets and goodwill of £349 million (2009: £545 million), exceptional restructuring costs of £57 million (2009: £182 million), acquisition related costs of £50 million (2009: £48 million), and tax charges in respect of joint ventures of £9 million (2009: £8 million), operating profits would have been down 1% at £1,555 million (2009: £1,570 million), or down 2% at constant exchange rates, and down 1% on an underlying basis.

Operating margin, including amortisation and impairment of acquired intangible assets and goodwill, exceptional restructuring and acquisition related costs, and the equity share of taxes in joint ventures was 18.0% (2009: 13.0%). Excluding these items, the adjusted margin would have been 25.7%, 0.2 percentage points lower than the prior year and, excluding cost reduction from asset disposals and closures, which had a 0.5 percentage points benefit to this margin, costs increased by 3% on an underlying basis. Increased spending on new product development, infrastructure, and sales & marketing, particularly in the legal businesses, has been offset by cost actions across the business, including incremental savings from the earlier exceptional restructuring programmes.

Disposals and other non operating losses of £46 million (2009: £61 million) principally relate to asset sales and related closures in RBI’s US businesses.

Net finance costs were £276 million (2009: £291 million), with the benefit of cash flow and the July 2009 share placings being partly offset by the impact of higher coupon term debt issued in 2009 to repay certain of the ChoicePoint acquisition facility loans.

Profit before tax, including amortisation and impairment of acquired intangible assets and goodwill, exceptional restructuring and acquisition related costs, disposals and other non operating items, was £768 million (2009: £435 million).

The tax charge was higher at £120 million (2009: £40 million) reflecting the increase in profit before tax and prior year tax credits on disposals. The application of tax law and practice is subject to some uncertainty and provisions are held in respect of this. Issues are raised during the course of regular tax audits and discussions with the Internal Revenue Service including on the deductibility of interest in the US on cross-border financing are ongoing. Although the outcome of open items cannot be predicted, no material impact on results is expected from such issues.

Profit attributable to shareholders was £642 million, up from £391 million in 2009, reflecting the higher profit before tax partly offset by the higher tax charge.

Elsevier

Elsevier saw growth in a constrained customer budget environment. Revenues and adjusted operating profits increased by 2% and 4% respectively at constant currencies, with the improvement in adjusted operating margin reflecting increased cost efficiency.

Science & Technology saw 3% revenue growth at constant currencies. ScienceDirect and other journal subscription revenues developed as expected in a difficult academic budget environment. Content quantity, quality and usage continued to grow, reflecting the growth in research activity worldwide. The Scopus abstract and indexing database performed well with a significant increase in subscriptions. New content sets and product features were added and Scopus saw a 30% increase in customer searches. Other specialist databases also grew well as the development of new features and content continued. In reference and education, in a smaller frontlist publishing year, electronic sales grew and print revenue decline stabilised.

In Health Sciences, revenues were flat at constant currencies, or up 1% underlying before taking account of small acquisitions and disposals. Modest growth was seen in medical research journal subscriptions revenues, reflecting the same academic budget pressures seen in Science & Technology. Subscriptions to integrated online solutions and other electronic product sales grew well in nursing and health professional education, clinical reference and in the majority of clinical decision support. Growth was tempered by constrained budgets, pending US healthcare reform and moderating enrolment, as career schools adjust to expected legislation affecting student funding. Pharma promotion and other advertising revenues were lower, with continuing weakness in Europe. Emerging markets grew well due to the continued expansion of local publishing to meet the increasing demand for medical education and clinical reference products.

Underlying cost growth, excluding amortisation of intangible assets, exceptional restructuring and acquisition related costs was 1%, with increased spend on new product development, sales and marketing offset by additional cost savings in offshore production, procurement and the streamlining of operations and support services.

Operating profit of Elsevier, including amortisation of acquired intangible assets, exceptional restructuring and acquisition related costs, was £647 million (2009: £563 million), a 14% increase at constant exchange rates, reflecting in particular that there were no exceptional restructuring costs in 2010.

LexisNexis

LexisNexis returned to revenue growth, driven by growth in the risk business. Subscription revenues in the legal business continued to reflect the lower levels of law firm activity and employment. Adjusted operating margin was lower due to the weaker revenues and increased spending in the legal business on new product development, related infrastructure and sales & marketing.

LexisNexis revenues increased by 1% and adjusted operating profits declined 12% at constant currencies, both before and after small acquisitions and disposals.

The adjusted operating margin declined 3.4% due to the revenue decline in the legal businesses combined with increases in spend on new legal product development, related infrastructure, sales & marketing, and restructuring costs. This was in part mitigated by continuing cost actions, including further outsourcing of production and engineering activities, supply chain management and operational streamlining in the legal businesses and the further integration within risk solutions. Underlying cost growth, excluding amortisation of intangible assets, exceptional restructuring and acquisition related costs was 6%.

LexisNexis Risk Solutions grew revenues 6% at constant currencies, with the insurance segment continuing to grow and the more cyclical markets, most notably employment screening, returning to growth. The insurance solutions business saw revenue growth of 8% driven by high transactional activity in the auto and property insurance markets and increasing sales of data and analytics products. The transactional activity growth reflects increasing levels of insurance quoting as consumers seek better policy terms stimulated by sustained promotion by insurance companies and the growth of internet quoting and policy binding. The more cyclical businesses returned to growth as the US economy recovered. The employment screening business grew 12%, compared to a decline of 22% in the prior year, as major retailers and other employers increased hiring activity. Business services saw growth in the financial services segment with increasing demand for anti-money laundering and fraud prevention products. Demand growth in government markets for identity verification and authentication information and analytics was however held back by longer sales cycles reflecting the uncertainty over government budgets.

The LexisNexis Legal & Professional business saw a revenue decline of 2% at constant currencies reflecting the impact on renewals and print product of the low levels of law firm activity and employment. Corporate, government and academic markets were lower. US revenues declined 2% at constant currencies, or 1% underlying before the net effect of small disposals and acquisitions. This compares to a decline of 6% in the prior year. The decline was largely driven by the continued contraction in corporate, government and academic markets which saw revenues 5% lower in a challenging budgetary environment for customers, impacting in particular sales of the news & business information databases to corporate customers, which were down 13%. US law firm revenues were up 2% or down 2% before last year’s change in revenue allocation in Martindale-Hubbell. Law firm subscription, print and transactional revenues remained under pressure as contract renewals reflected the lower levels of law firm activity and lawyer employment than was the case when they were last agreed, typically two to three years ago. Aside from this late cycle impact on renewals, 2010 saw legal markets in the US stabilise and growth was seen in new sales. Growth continued in litigation solutions, practice management and other services for law firms. In December 2010, LexisNexis acquired StateNet, a publisher of information on the progress of prospective legislation through the US legislative process. Outside the US, International revenues declined 2% at constant currencies. Online legal solutions saw revenues up 6% as a result of demand for technology enabled content and new workflow tools. Market penetration of these services continues to increase across all geographies. Print sales declined, particularly in the UK as law firms cut back on spending and place increasing reliance on online services. Electronic revenues now account for more than 50% of the International business.

Operating profit of LexisNexis, including amortisation of acquired intangible assets, exceptional restructuring and acquisition related costs, was £324 million (2009: £337 million), a 6% decrease at constant exchange rates, largely reflecting the decrease in adjusted operating profits partially offset by no exceptional restructuring costs in 2010 other than in respect of acquisition integration.

Reed Exhibitions

Reed Exhibitions saw revenue growth with the net cycling in of biennial exhibitions and a significantly moderated decline in annual show revenues.

Revenues and adjusted operating profits were up 9% and 4% respectively at constant currencies, or 8% and 4% before acquisitions.

Underlying revenues, excluding the effect of biennial show cycling, declined by 3% compared with a 6% decline in the first half, with stable performance or modest growth in all major markets in the second half as conditions progressively improved. The 2010 shows have seen growing attendances at the majority of annual events and exhibitor numbers up 4% in the top 50 annual shows. In the largest market, Europe, underlying revenues excluding cycling were lower by 4% compared with a 16% decline in the prior year. The US also saw moderated declines with revenues down by 5% compared to 15% in 2009. By contrast, the shows in China, Russia, the Middle East and Brazil grew although some of these are joint ventures and are therefore not included in the revenues. Reed Exhibitions now operates nearly 100 shows in emerging markets with approximately 40 shows in each of Brazil and China.

The decline in adjusted operating margin primarily reflects the revenue decline in annual shows and increased spend, including on the development of websites, analytics and other innovative online tools to increase the effectiveness and efficiency of events for both exhibitors and attendees, partly mitigated through cost savings.

Operating profit of Reed Exhibitions, including amortisation of acquired intangible assets, exceptional restructuring and acquisition related costs, was £127 million (2009: £79 million), a 61% increase at constant exchange rates, largely reflecting the increase in adjusted operating profits and no impairment charges and exceptional restructuring costs in 2010.

Reed Business Information

Reed Business Information saw growth in data services and online marketing solutions and moderated declines in advertising markets. The portfolio was reshaped through disposals and closures and costs were reduced.

Revenues were down 20% and adjusted operating profits flat at constant currencies. Excluding portfolio changes, underlying revenues were down 2% and adjusted operating profits increased by 4%.

In 2010, Reed Business Information (RBI) was significantly restructured and refocused. The sale and closure of the US controlled circulation magazines and certain other titles were completed, together with the sale of RBI Germany and clusters of magazine titles in the Netherlands, UK, Italy, Spain, France, Ireland and Asia. The business was redefined by asset groups, and clear and distinct value creation plans were developed for each group.

The major data services businesses, which account for approximately 20% of RBI revenues, were up 4% with growth in ICIS, Bankers Almanac and XpertHR, tempered by weakness in RCD serving the US construction markets. The major online marketing solutions businesses, accounting for approximately 12% of RBI revenues, were up 10%, with a recovery in Totaljobs online recruitment services and continuing growth in the Hotfrog web search business. Business magazines and related services, accounting for approximately 68% of RBI revenues, saw underlying revenues 6% lower driven by print advertising declines which more than offset online growth.

The 2.4% increase in adjusted operating margin reflects the significant restructuring of the business, with the disposal or closure of unprofitable assets and excluding amortisation of intangible assets, exceptional restructuring and acquisition related costs a 3% reduction in costs of the continuing business, with consolidation of operations, procurement savings and tight cost control.

Operating profit of Reed Business Information, including amortisation of acquired intangible assets, exceptional restructuring and acquisition related costs, was nil (2009: £163 million loss), largely reflecting no impairment charges in 2010.

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

The impairment charge for acquired intangible assets and goodwill of £177 million (2008: £9 million) principally relates to RBI and certain minor exhibitions businesses.

Net finance costs, at £291 million, were £99 million higher than in the prior year reflecting a full year’s funding of the ChoicePoint acquisition and currency translation effects, less the benefit of the July 2009 share placing and cash flow.

Profit before tax was £435 million, compared with £617 million in 2008, a decrease of 29%. The decrease in profit before tax reflects the lower operating profits and higher net finance costs.

The tax charge of £40 million compares with £155 million in the prior year, a decrease of 74%. The decrease reflects the lower profit before tax, geographic mix effects, tax credits on prior period disposals and the full year deferred tax credit on amortisation of the deferred tax liability established on acquisition of ChoicePoint in relation to its intangible assets.

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

Significant progress was made during the year in improving cost efficiency including: the streamlining of business processes in shared services; the continued ramp up of journal and book production operations in Chennai; the further outsourcing of IT development and back office activities, including application management and financial transaction processing; the consolidation of activities, including technology operation and real estate; and more effective leveraging of global procurement.

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

The Risk Solutions business saw underlying revenues, before ChoicePoint, decline 2% reflecting the slowdown in transactional activity in the US economy, largely offset by growth in government markets. Including ChoicePoint, Risk Solutions’ revenues grew by 95% at constant currencies. ChoicePoint revenues were up 1% on a stand alone basis with adjusted operating profits up 44% taking into account the cost synergies on integration of the ChoicePoint business within LexisNexis. Revenue growth was 10% on a stand alone basis in the insurance segments driven by high transactional activity in the auto and property insurance markets and by increasing sales of more powerful data and analytics products. The 1% stand alone revenue growth is after a 13% decline in the non insurance businesses, principally in pre-employment screening, reflecting the economic downturn. Cost actions in the screening business limited the profit impact of this decline.

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

Operating profit of Reed Exhibitions, including amortisation and impairment of acquired intangible assets and goodwill, exceptional restructuring and acquisition related costs, decreased by £44 million to £79 million (a decrease of 46% at constant exchange rates) reflecting the decrease in adjusted operating profit described above and impairment charges.

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

Including amortisation and impairment of acquired intangibles and goodwill, exceptional restructuring and acquisition related costs, RBI reported an operating loss of £163 million compared with operating profit of £55 million in 2008.

Critical Accounting Policies

The accounting policies of the Reed Elsevier combined businesses under IFRS as issued by the International Accounting Standards Board and as adopted by the European Union are described in note 2 to the combined financial statements. The most critical accounting policies and estimates used in determining the financial condition and results of the combined businesses, and those requiring the most subjective or complex judgments, relate to the valuation of goodwill and intangible assets, pensions, share based remuneration, litigation, taxation and property provisioning.

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

The currency profile of Reed Elsevier’s revenue, operating profit and adjusted operating profit from continuing operations for 2010 is set forth below.

Revenue, operating profit and adjusted operating profit in each currency as a percentage of total revenue, operating profit and adjusted operating profit respectively

	US Dollars	Sterling	Euro	Other	Total

Revenue	52%	15%	24%	9%	100%
Operating profit	36%	19%	36%	9%	100%
Adjusted operating profit	46%	16%	31%	7%	100%

Individual businesses within Reed Elsevier Group plc and ERF are subject to foreign exchange transaction exposures caused by the effect of exchange rate movements on their revenue and operating costs, to the extent that such revenue and costs are not denominated in their functional currencies. Individual businesses are required to hedge their exposures at market rates with the centralised treasury department within ERF. Hedging of foreign exchange transaction exposure is the only hedging activity undertaken by the individual businesses. For further details see note 20 to the combined financial statements.

Currency differences increased Reed Elsevier’s revenue from continuing operations by £52 million in 2010 compared to 2009. Excluding amortisation of acquired intangible assets, currency differences increased operating profits from continuing operations by £13 million in 2010 compared to 2009. Acquired intangible assets and goodwill are predominantly denominated in US dollars and, after charging amortisation, currency differences increased operating profits from continuing operations by £12 million in 2010 compared to 2009. Borrowings are predominantly denominated in US dollars and, after charging net finance costs, currency differences increased profit before tax from continuing operations by £11 million in 2010 compared to 2009.

To help protect Reed Elsevier PLC’s and Reed Elsevier NV’s shareholders’ equity from the effect of currency movements, Reed Elsevier will, as deemed appropriate, hedge foreign exchange translation exposures by borrowing in those currencies where significant translation exposure exists or sell forward surplus cash flow in anticipation of dividend or capital repatriation. Hedging of foreign exchange translation exposure is undertaken only by the regional centralised treasury departments and under policies agreed by the boards of Reed Elsevier PLC and Reed Elsevier NV. Borrowing in the functional currency of individual businesses provides a structural hedge for the assets in those markets and for the income realised from those assets.

Recently Issued Accounting Pronouncements

Recently Issued Accounting Pronouncements are set out in note 2 to the combined financial statements.

LIQUIDITY AND CAPITAL RESOURCES — REED ELSEVIER

Cash Flow

Reed Elsevier’s cash generated from operations in 2010 amounted to £1,649 million (2009: £1,604 million; 2008: £1,452 million). Included in these net cash inflows are cash outflows relating to exceptional restructuring and acquisition related costs charged to operating profit of £150 million (2009: £169 million; 2008: £99 million). Reed Elsevier generates significant cash inflows as its principal businesses do not generally require major fixed or working capital investments. A substantial proportion of revenue is received through subscription and similar advanced receipts, principally for scientific and medical journals and exhibition fees. At December 31, 2010 subscriptions and other revenues in advance totalled £1,308 million (2009: £1,220 million; 2008: £1,375 million).

Reed Elsevier’s cash outflow on the purchase of property, plant and equipment in 2010 was £83 million (2009: £78 million; 2008: £57 million), while proceeds from the sale of property, plant and equipment amounted to £7 million (2009: £4 million; 2008: £5 million). The cash outflow on internally developed intangible assets in 2010 was £228 million (2009: £164 million; 2008: £115 million), principally relating to investment in software and systems development.

During 2010, Reed Elsevier paid a total of £43 million (2009: £11 million; 2008: £2,131 million, including £1,931 million to acquire ChoicePoint) for acquisitions after taking account of net cash acquired of nil (2009: £3 million; 2008: £51 million) and of which £5 million (2009: £2 million; 2008: £19 million) is deferred to future years. In addition, £7 million (2009: £56 million; 2008: £19 million) of payments were made in respect of ChoicePoint change of control and other non operating liabilities assumed on acquisition and £5 million (2009: £29 million; 2008: £30 million) of deferred payments were made in respect of acquisitions made in prior years. Net proceeds from sale of equity investments and businesses were £6 million proceeds (2009: £2 million costs, 2008: £8 million proceeds). During 2010, Reed Elsevier paid in total £9 million (2009: £120 million; 2008: £215 million) for tax, net of repayments from prior years.

During 2010, Reed Elsevier paid ordinary dividends totalling £483  million to the shareholders of the parent companies (2009: £457 million; 2008: £418 million). In 2008, the special distribution paid to shareholders in January 2008 from the net proceeds of the Education Division disposal amounted to £2,013 million (including £27 million paid to the employee benefit trust). No share repurchases were made by Reed Elsevier PLC and Reed Elsevier NV in 2010 (2009: nil; 2008: £40 million) and no payments (2009: nil; 2008: £54 million) were made by the Reed Elsevier Group plc Employee Benefit Trust to purchase Reed Elsevier PLC and Reed Elsevier NV shares to meet commitments under the Reed Elsevier share option and conditional share schemes. Dividend payments and share repurchases are funded by the operating cash flow of the business after capital spend. Proceeds, net of expenses, from share placings by the parent companies in July 2009 were £829 million.

Net borrowings, a key indebtedness measure used in assessing Reed Elsevier’s financial position, at December 31, 2010 were £3,455 million (2009: £3,931 million; 2008: £5,726 million), comprising gross borrowings of £4,302 million, less £105 million of related derivative financial instrument assets and cash and cash equivalents of £742 million. The decrease of £476 million from the prior year includes currency translation effects that increased net borrowings by £77 million on the largely US dollar denominated net debt. Excluding currency translation effects, net borrowings reduced by £553 million reflecting positive free cash flow.

The directors of Reed Elsevier PLC and Reed Elsevier NV, having made appropriate enquiries, consider that adequate resources exist for the combined businesses to continue in operational existence for the foreseeable future.

Contractual Obligations

The contractual obligations of Reed Elsevier relating to debt finance and operating leases at December 31, 2010 analysed by when payments are due, are summarised below.

		Less than			After
	Total	1 year	1-3 years	3-5 years	5 years
	(in millions)

Short term debt(1)(2)	£516	£516	£—	£—	£—
Long term debt (including finance leases)(2)	5,179	237	1,450	1,277	2,215
Operating leases	642	128	189	117	208

Total	£6,337	£881	£1,639	£1,394	£2,423

(1)	Short term debt is supported by committed facilities and by the central management of cash and cash equivalents, and primarily comprises commercial paper. At December 31, 2010 Reed Elsevier had access to a $2,000 million committed bank facility maturing in June 2013, which was undrawn.

(2)	Short and long term debt obligations comprise undiscounted principal and interest cash flows. Interest cash flows are calculated by reference to the contractual payment dates and the fixed interest rates (for fixed rate debt) or the relevant forecast interest rates (for floating rate debt).

Information on retirement benefit obligations is set out in note 8 to the combined financial statements.

Off-Balance Sheet Arrangements

At December 31, 2010 Reed Elsevier had outstanding guarantees in respect of property leases. The maximum amount guaranteed as at December 31, 2010 is £19 million for certain property leases up to 2024, of which an amount of £9 million is held as a provision. These guarantees, which would crystallise in the event that existing lessees default on payment of their lease commitments, are unrelated to the ongoing business.

Save as disclosed above and under contractual obligations, Reed Elsevier has no off-balance sheet arrangements that currently have or are reasonably likely to have a material effect on the combined businesses’ financial condition, results of operations, liquidity, capital expenditure or capital resources.

Treasury Policies

The boards of Reed Elsevier PLC and Reed Elsevier NV have requested that Reed Elsevier Group plc and Elsevier Reed Finance BV have due regard to the best interests of Reed Elsevier PLC and Reed Elsevier NV shareholders in the formulation of treasury policies. Financial instruments are used to finance the Reed Elsevier businesses and to hedge transactions. Reed Elsevier’s businesses do not enter into speculative transactions. The main treasury risks faced by Reed Elsevier are liquidity risk, interest rate risk, foreign currency risk and credit risk. The boards of the parent companies agree overall policy guidelines for managing each of these risks and the boards of Reed Elsevier Group plc and Elsevier Finance SA agree policies (in line with parent company guidelines) for their respective business and treasury centres. These policies are summarised below.

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

After taking into account interest rate and currency derivatives, at December 31, 2010 interest expense was fixed on an average of £3.0 billion of forecast debt for the next 12 months. This fixed rate debt reduces to £2.0 billion by the end of 2013 and reduces further thereafter with all but £0.4 billion of fixed rate term debt (not swapped to floating rate) having matured by the end of 2019.

At December 31, 2010, fixed rate term debt (not swapped to floating rate) amounted to £2.5 billion (2009: £2.7 billion) and had a weighted average life remaining of 6.4 years (2009: 6.9 years) and a weighted average interest rate of 6.4% (2008: 6.4%). Interest rate derivatives in place at December 31, 2010, which fix the interest cost on an additional £0.6 billion (2009: £0.8 billion) of variable rate debt, have a weighted average maturity of 1.1 years (2009: 1.7 years) and a weighted average interest rate of 4.2% (2000: 4.2%).

Foreign currency exposure management

Translation exposures arise on the earnings and net assets of business operations in countries other than those of each parent company. These exposures are hedged, to a significant extent, by a policy of denominating borrowings in currencies where significant translation exposures exist, most notably US dollars.

Currency exposures on transactions denominated in a foreign currency are required to be hedged using forward contracts. In addition, recurring transactions and future investment exposures may be hedged, in advance of becoming contractual. The precise policy differs according to the specific circumstances of the individual businesses. Highly predictable future cash flows may be covered for transactions expected to occur during the next 12 months (50 months for Elsevier science and medical subscription businesses) within limits defined according to the period before the transaction is expected to become contractual. Cover takes the form of foreign exchange forward contracts.

As at December 31, 2010, the amount of outstanding foreign exchange cover against future transactions was £1.1 billion (2009: £1.0 billion).

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

Reed Elsevier has treasury policies in place which do not allow concentrations of risk with individual counterparties and do not allow significant treasury exposures with counterparties which are rated lower than A/A2 by Standard & Poor’s, Moody’s or Fitch. At December 31, 2010, cash and cash equivalents totalled £742 million, of which 97% was held with banks rated A+/A1 or better. Further information on credit risk is set out on page F-43.

Capital and liquidity management

The capital structure is managed to support Reed Elsevier’s objective of maximising long-term shareholder value through appropriate security of funding, ready access to debt and capital markets, cost effective borrowing and flexibility to fund business and acquisition opportunities whilst maintaining appropriate leverage to optimise the cost of capital.

Over the long term Reed Elsevier targets cash flow conversion (the proportion of adjusted operating profits converted into cash) and credit metrics to reflect this aim and that are consistent with a solid investment grade credit rating. Levels of net debt should not exceed those consistent with such a rating other than for relatively short periods of time, for instance following an acquisition. The principal metrics utilised are free cash flow (after interest, tax and dividends) to net debt, net debt to adjusted ebitda (adjusted earnings before interest, taxation, depreciation and amortisation) and adjusted ebitda to net interest and these metrics are monitored and reported to senior management and board representatives on a quarterly basis. Adjusted ebitda is derived from net profit as follows:

2010
(in millions)

Net profit for the year	£648
Adjustments:
Taxation	120
Disposals and other non operating items	46
Net finance costs	276
Amortisation of acquired intangible assets	349
Depreciation and other amortisation	237
Exceptional restructuring costs	57
Acquisition related costs	50
Reclassification of tax in joint ventures	9

Adjusted ebitda	£1,792

Cash flow conversion of 90% or higher and a net debt to adjusted ebitda target, over the long term, in the range of 2x to 3x on a pensions and lease adjusted basis are consistent with the rating target. The cash flow conversion in 2010 was 98% and as at December 31, 2010 net debt to adjusted ebitda was 2.5x (2009: 2.9x) on a pensions and lease adjusted basis.

Reed Elsevier’s use of cash over the longer term reflects these objectives through a progressive dividend policy, selective acquisitions and, from time to time when conditions suggest, share repurchases whilst retaining the balance sheet strength to maintain access to the most cost effective sources of borrowing and to support Reed Elsevier’s strategic ambition in evolving publishing and information markets. Reed Elsevier’s balance sheet was strengthened in 2010 by the repayment of debt out of free cash flow.

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

Short term borrowings

The main treasury centres within Reed Elsevier operate commercial paper programmes to provide flexibility for funding operational requirements of the combined businesses on a daily basis, at short notice and at competitive rates. Commercial paper is issued under both US and Euro programmes, guaranteed by Reed Elsevier PLC and Reed Elsevier NV. In addition, short term borrowing facilities are established with local banks to support the daily requirements of businesses operating in certain countries where there may be restrictions on borrowing from affiliates or from lenders in a foreign jurisdiction. Other loans comprise term loans with an original maturity of greater than one year and which mature within 12 months of the reporting date. These short term borrowings were backed up at December 31, 2010 by a $2,000 million committed bank facility maturing in June 2013 which was undrawn. The short term borrowing programmes are run in conjunction with term debt programmes which comprise the majority of Reed Elsevier’s debt and provide the combined businesses with security of funding.

The average amount and the average interest rate during the year have been calculated by taking the average of the amounts outstanding at each month end (translated to sterling at the respective month end rate) and the average of the interest rate applicable at each month end. Commercial paper issuance reached a maximum level of £688 million in March 2010 as a result of trading flows and other loans reached a maximum of £358 million in August 2010 as the maturity of the $550 million term debt issue expiring in August 2011 fell below 12 months. $350 million of this term debt issue was bought back in December 2010 resulting in a balance of £130 million at December 31, 2010.

		2010
		Weighted
	2010	average interest
Short term borrowings as at December 31, 2010	£m	rate %

Commercial paper	346	0.6
Short term loans and overdrafts	33	8.6
Finance leases	7	5.1
Other loans	130	6.7

Total short term borrowings	516

		2010
		Weighted
	2010	average interest
Average short term borrowings during the year ended December 31, 2010	£m	rate %

Commercial paper	437	0.5
Short term loans and overdrafts	33	7.9
Finance leases	7	5.3
Other loans	197	4.6

2010
Maximum month end short term borrowings	£m

Commercial paper	688
Short term loans and overdrafts	37
Finance leases	10
Other loans	358

OPERATING RESULTS — REED ELSEVIER PLC AND REED ELSEVIER NV

The following discussion is based on the financial statements of Reed Elsevier PLC and Reed Elsevier NV for the three years ended December 31, 2010. The results of Reed Elsevier PLC reflect its shareholders’ 52.9% economic interest in the Reed Elsevier combined businesses. The results of Reed Elsevier NV reflect its shareholders’ 50% economic interest in the Reed Elsevier combined businesses. The respective economic interests of the Reed Elsevier PLC and Reed Elsevier NV shareholders take account of Reed Elsevier PLC’s 5.8% indirect interest in Reed Elsevier NV. Both parent companies equity account for their respective share in the Reed Elsevier combined businesses.

Results of Operations for the Year Ended December 31, 2010
Compared to the Year Ended December 31, 2009

The earnings per share of Reed Elsevier PLC and Reed Elsevier NV were 27.3p and €0.51 respectively in 2010, compared to 17.2p and €0.32 in 2009. The increase principally reflects lower exceptional restructuring charges and none of the intangible asset and goodwill impairment charges seen in 2009, offset in part by the dilutive effect of the July 2009 equity placings.

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

Ordinary dividends declared in the year, in amounts per ordinary share, comprise: a 2009 final dividend of 15.0p and 2010 interim dividend of 5.4p giving a total of 20.4p (2009: 20.4p) for Reed Elsevier PLC; and a 2009 final dividend of €0.293 and 2010 interim dividend of €0.109 giving a total of €0.402 (2009: €0.397) for Reed Elsevier NV.

The board of Reed Elsevier PLC has proposed a 2010 final dividend of 15.0p, giving a total dividend of 20.4p in respect of the financial year, unchanged on the prior year. The boards of Reed Elsevier NV, in accordance with the dividend equalisation arrangements, have proposed a 2010 final dividend of €0.303, which results in a total dividend of €0.412 in respect of the financial year, up 3% on 2009. The difference in growth rates in the equalised dividends reflects changes in the euro:sterling exchange rate since prior year dividend announcement dates.

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

The board of Reed Elsevier PLC proposed a 2009 final dividend of 15.0p, giving a total dividend of 20.4p in respect of the financial year, up 0.5% on 2008. The boards of Reed Elsevier NV, in accordance with the dividend equalisation arrangements, proposed a 2009 final dividend of €0.293, which resulted in a total dividend of €0.400 in respect of the financial year, down 1% on 2008. The difference in growth rates in the equalised dividends reflects changes in the euro:sterling exchange rate since prior year dividend announcement dates.

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

TREND INFORMATION

Trends, uncertainties and events which can affect the revenue, operating profit and liquidity and capital resources of the Reed Elsevier combined businesses include the usage, penetration and customer renewal of our print and electronic products and the prices that customers pay for our products, the migration of print and CD products to online services, investment in new products and services, cost control and the impact of our cost reduction programmes on operational efficiency, the levels of academic library funding, the impact of economic conditions on corporate and other customer budgets and the level of advertising demand, the actions of competitors and regulatory and legislative developments.

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

ITEM 6: DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

DIRECTORS

The directors of each of Reed Elsevier PLC, Reed Elsevier NV, Reed Elsevier Group plc and Elsevier Reed Finance BV at February 16, 2011 were:

			Reed Elsevier	Elsevier Reed
Name (Age)	Reed Elsevier PLC	Reed Elsevier NV	Group plc	Finance BV

Mark Armour (56)	Executive Director and Chief Financial Officer	Member of the Executive Board and Chief Financial Officer	Executive Director and Chief Financial Officer	Member of the Supervisory Board
Jacques Billy (40)	—	—	—	Member of the Management Board
Rudolf van den Brink (63)	—	—	—	Chairman of the Supervisory Board
Mark Elliott (61)	Non-executive Director(3)(4)	Member of the Supervisory Board(3)(4)	Non-executive Director(2)	—
Erik Engstrom (47)	Executive Director and Chief Executive Officer	Chairman of the Executive Board and Chief Executive Officer	Executive Director and Chief Executive Officer	—
Anthony Habgood (64)	Non-executive Chairman(3)(4)	Chairman of the Supervisory Board(3)(4)	Non-executive Chairman(2)	—
Lisa Hook (52)	Non-executive Director(1)(4)	Member of the Supervisory Board(1)(4)	Non-executive Director(1)	—
Gerben de Jong (66)	—	—	—	Member of the Management Board
Marike van Lier Lels (51)	—	Member of the Supervisory Board(4)	—	Member of the Supervisory Board
Robert Polet (55)	Non-executive Director(4)	Member of the Supervisory Board(4)	Non-executive Director(2)	—
David Reid (64)	Non-executive Director(1)(3)(4)(5)	Member of the Supervisory Board(1)(3)(4)(5)	Non-executive Director(1)(2)(5)	—
Lord Sharman (67)	Non-executive Director(1)(3)(4)	Member of the Supervisory Board(1)(3)(4)	Non-executive Director(1)	—
Ben van der Veer (59)	Non-executive Director(1)(3)(4)	Member of the Supervisory Board(1)(3)(4)	Non-executive Director(1)	—
Jans van der Woude (47)	—	—	—	Member of the Management Board

(1)	Member of the Audit Committees of the boards of Reed Elsevier PLC, Reed Elsevier NV and Reed Elsevier Group plc.

(2)	Member of the Remuneration Committee of the board of Reed Elsevier Group plc.

(3)	Member of the joint Nominations Committee of the boards of Reed Elsevier PLC and Reed Elsevier NV.

(4)	Member of the joint Corporate Governance Committee of the boards of Reed Elsevier PLC and Reed Elsevier NV.

(5)	Senior independent non-executive director, as defined by the Combined Code on Corporate Governance in the United Kingdom.

A person described as a non-executive director of Reed Elsevier PLC or Reed Elsevier Group plc or a member of the Supervisory Board of Reed Elsevier NV is a director not employed by such company in an executive capacity.

Mark Armour (British) Chief Financial Officer since 1996. Non-executive director of SABMiller plc. Prior to joining Reed Elsevier as Deputy Chief Financial Officer in 1995, was a partner in Price Waterhouse. Holds an MA in Engineering from Cambridge University and qualified as a Chartered Accountant.

Jacques Billy (French) member of the Management Board of Elsevier Reed Finance BV since 2002. He is Managing Director of Elsevier Finance SA, having joined that company as Finance Manager in 1999.

Rudolf van den Brink (Dutch) Chairman of the Supervisory Board of Elsevier Reed Finance BV since 2006. A former member of the managing board of ABN AMRO Bank NV and of the advisory board of Deloitte & Touche in the Netherlands. A member of the supervisory board of Akzo Nobel NV.

Mark Elliott (American) Appointed 2003. Chairman of the Remuneration Committee. Chairman of QinetiQ Group plc and a non-executive director of G4S plc. Until his retirement in 2008, was general manager IBM Global Solutions, having held a number of positions with IBM, including managing director of IBM Europe, Middle East and Africa.

Erik Engstrom (Swedish) Chief Executive Officer since 2009. Joined Reed Elsevier as Chief Executive Officer of Elsevier in 2004. Prior to joining Reed Elsevier was a partner at General Atlantic Partners. Before that was president and chief operating officer of Random House Inc and, before its merger with Random House, president and chief executive officer of Bantam Doubleday Dell, North America. Began his career as a consultant with McKinsey. Served as a non-executive director of Eniro AB and Svenska Cellulosa Aktiebolaget SCA. Holds a BSc from Stockholm School of Economics, an MSc from the Royal Institute of Technology in Stockholm, and gained an MBA from Harvard Business School as a Fulbright Scholar.

Anthony Habgood (British) Appointed Chairman 2009. Chairman of Whitbread plc. Was chairman of Bunzl plc and of Mölnlycke Healthcare Limited and served as chief executive of Bunzl plc, chief executive of Tootal Group plc and a director of The Boston Consulting Group Inc. He has also been a non-executive director of Geest plc; Marks and Spencer plc; National Westminster Bank plc; Powergen plc; and SVG Capital plc. Holds an MA in Economics from Cambridge University and an MS in Industrial Administration from Carnegie Mellon University. He is a visiting Fellow at Oxford University.

Lisa Hook (American) Appointed 2006. President and chief executive officer of Neustar Inc. A director of The Ocean Foundation. Was president and chief executive officer at Sun Rocket Inc. Before that was president of AOL Broadband, Premium and Developer Services. Prior to joining AOL, was a founding partner at Brera Capital Partners LLC. Previously was chief operating officer of Time Warner Telecommunications. Has served as senior advisor to the Federal Communications Commission Chairman and a senior counsel to Viacom Cable.

Gerben de Jong (Dutch) member of the Management Board of Elsevier Reed Finance BV since 2007. Previously held senior finance positions in Royal Philips Electronics NV Group.

Marike van Lier Lels (Dutch) Appointed January 2010. Member of the supervisory boards of KPN NV, USG People NV, TKH Group NV and Maersk BV. A member of the audit committee of the Algemene Rekenkamer and of various Dutch governmental advisory boards. Was executive vice president and chief operating officer of the Schiphol Group. Prior to joining Schiphol Group, was a member of the executive board of Deutsche Post Euro Express and held various senior positions with Nedlloyd.

Robert Polet (Dutch) Appointed 2007. President and chief executive officer of Gucci Group until March 1, 2011. Non-executive director of Wilderness Holdings Limited. Spent 26 years at Unilever working in a variety of marketing and senior executive positions throughout the world including president of Unilever’s Worldwide Ice Cream and Frozen Foods division.

David Reid (British) Appointed 2003. Senior independent non-executive director. Non-executive chairman of Tesco PLC, having previously been executive deputy chairman until December 2003, and finance director from 1985 to 1997. Chairman of Kwik-Fit and previously a non-executive director of De Vere PLC, Legal & General Group plc and Westbury PLC.

Lord Sharman of Redlynch OBE (British) Appointed 2002. Served as Chairman of the Audit Committee until August 2010. Non-executive chairman of Aviva PLC and a non-executive director of BG Group plc. Member of the House of Lords since 1999. Was chairman of KPMG Worldwide until 1999, having joined KPMG in 1966. Previous non-executive directorships include: chairman of Aegis Group plc; deputy chairman of G4S plc; Young & Co’s Brewery plc; AEA Technology plc; and member of the supervisory board of ABN AMRO Holding NV.

Ben van der Veer (Dutch) Appointed 2009. Chairman of the Audit Committee from August 2010. Member of the supervisory boards of AEGON NV, TomTom NV, Siemens Nederland NV and Koninklijke FrieslandCampina NV. Was chairman of the executive board of KPMG in the Netherlands and a member of the management committee of the KPMG International board until his retirement in 2008, having joined KPMG in 1976.

Jans van der Woude (Dutch) member of the Management Board of Elsevier Reed Finance BV since 2009. Is Company Secretary and Legal Counsel of Reed Elsevier NV. Prior to joining Reed Elsevier in 2009 was Legal Advisor to Corporate Express NV. Before that was Corporate Legal Director of TNT NV, having previously been General Counsel at Getronics NV.

Adrian Hennah (British) (53) will be proposed for election as a member of the Supervisory Board of Reed Elsevier NV and as a non-executive director of Reed Elsevier PLC at the respective 2011 Annual General Meetings. Subject to shareholders approving his appointment, he will also be appointed a non-executive director of Reed Elsevier Group plc, and a member of the Audit Committees and of the Corporate Governance Committee. He is chief financial officer of Smith & Nephew plc and before that was chief financial officer of Invensys plc, having previously held various senior finance and management positions within GlaxoSmithKline for 18 years.

SENIOR MANAGEMENT

The executive officers of Reed Elsevier PLC, Reed Elsevier NV and Reed Elsevier Group plc, other than directors, at February 16, 2011 were:

Stephen Cowden:  General Counsel and Company Secretary of Reed Elsevier PLC and Reed Elsevier Group plc. A UK lawyer. Joined Reed Elsevier in 2000 as General Counsel, and was appointed Company Secretary of Reed Elsevier Group plc and Reed Elsevier PLC in 2001. Prior to joining Reed Elsevier, was Group Company Secretary of Glaxo Wellcome plc.

Ian Fraser:  Global Human Resources Director of Reed Elsevier Group plc. Joined Reed Elsevier in 2005. Prior to joining Reed Elsevier, he was Human Resources Director at BHP Billiton plc and, before that, held senior positions in human resources at Charter plc and Woolworths plc.

Jans van der Woude:  Company Secretary and Legal Counsel of Reed Elsevier NV. A Dutch lawyer.

COMPENSATION

REMUNERATION COMMITTEE

Remuneration Committee Terms of Reference and Constitution

The Remuneration Committee’s (“the Committee”) remit and its duties are in relation to:

•	Executive Directors:

—	to establish the remuneration policy for the executive directors and determine the remuneration in all its forms (including pensions and share plan participation), the terms of the service contracts and all other terms and conditions of employment of the executive directors of Reed Elsevier Group plc; and

—	approve any compensation or termination payments made to executive directors.

•	Senior Management

—	on the advice of the Chief Executive Officer, to approve the remuneration policy of other senior leaders and of the Company Secretary; and

—	to monitor the level and structure of remuneration for this group of executives.

•	Reed Elsevier Chairman

—	on the advice of the Senior Independent Director, to determine the remuneration of the Reed Elsevier Chairman.

•	General

—	to review the ongoing appropriateness and relevance of the remuneration policy, in particular the performance-related elements and their compatibility with risk policies and systems;

—	to establish and amend the rules of all share-based incentive plans including the formulation of suitable performance conditions for share-based awards and options, and where necessary, to submit them for approval by shareholders;

—	to maintain an open and ongoing dialogue with institutional investors on major remuneration policy issues; and

—	to discharge it’s duties with due regard to any published corporate governance guidelines, codes or recommendations regarding the remuneration of directors of listed companies and formation and operation of share schemes which the Committee considers relevant or appropriate including, but not limited to, the UK and Dutch Corporate Governance Codes.

A copy of the terms of reference of the Committee can be found on the Reed Elsevier website www.reedelsevier.com. The information on our website is not incorporated by reference into this report.

Throughout 2010, the Committee consisted of the following independent non-executive directors, as defined by the UK Corporate Governance Code (“the UK Code”) and the Dutch Corporate Governance Code (“the Dutch Code”): Mark Elliott (Committee Chairman), David Reid and Robert Polet; and the Chairman of Reed Elsevier Group plc. The Company Secretary of Reed Elsevier Group plc, Stephen Cowden, also attends the meetings in his capacity as secretary to the Committee. At the invitation of the Committee Chairman, the CEO of Reed Elsevier Group plc attends appropriate parts of the meetings.

Ian Fraser, Global Human Resources Director, provided material advice to the Committee during the year.

Towers Watson acted as external advisors to the Committee throughout 2010 and also provided market data and data analysis. Towers Watson also provided actuarial and other human resources consultancy services directly to some Reed Elsevier companies.

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

Our remuneration philosophy

Reed Elsevier’s guiding remuneration philosophy for senior executives is based on the following precepts:

•	Performance-related compensation with demanding performance standards.

•	Creation of shareholder value.

•	Competitive remuneration opportunity to attract and retain the best executive talent from anywhere in the world.

•	A balanced mix of remuneration between fixed and variable elements, and annual and longer term performance.

•	Aligning the interests of executive directors with shareholders and other stakeholders.

Our remuneration policy

In line with this guiding philosophy our remuneration policy is described below.

•	Reed Elsevier aims to provide a total remuneration package that is able to attract and retain the best executive talent from anywhere in the world, at an appropriate level of cost.

•	In reaching decisions on executive remuneration, the Committee takes into account the remuneration arrangements and levels of increase applicable to senior management and Reed Elsevier employees generally.

•	The Committee considers the social, governance, and environmental implications of its decisions, particularly when setting and assessing performance objectives and targets, and seeks to ensure that incentives are consistent with the appropriate management of risk.

•	Total targeted remuneration of senior executives will be competitive with that of executives in similar positions in comparable companies, which includes global sector peers and companies of similar scale and international complexity.

•	Competitiveness is assessed in terms of total remuneration (i.e. salary, annual and multi-year incentives and benefits).

•	The intention is to provide total remuneration that reflects sustained individual and business performance; i.e. median performance will be rewarded by total remuneration that is positioned around the median of relevant market data and upper quartile performance by upper quartile total remuneration.

•	The Committee will consider all available discretion to claw back any payouts made on the basis of materially misstated data. With effect from 2009, the rules of all incentive plans were amended to provide for specific provisions in this regard.

•	The Committee considers it important to encourage personal investment and ongoing holding of Reed Elsevier PLC and/or Reed Elsevier NV securities among the senior executive population. Executive directors and other senior executives are subject to minimum shareholding requirements.

How the performance measures in the incentives link to our business strategy

Our annual incentive plan is focused on operational excellence as measured by the financial measures of revenue, profit and cash generation. In addition, a significant portion of the annual bonus is dependent upon the achievement of annual key performance objectives (KPOs) that create a platform for sustainable future performance. These KPOs align with Reed Elsevier’s strategic plans and range from the delivery of specific projects and the achievement of customer metrics or efficiency targets to corporate and social responsibility objectives.

The Committee believes that one of the main drivers of long-term shareholder value is sustained growth in profitability, underpinned by appropriate capital discipline. Therefore growth in EPS and targeted ROIC are both utilised in our multi-year incentives.

The balance between fixed and performance related pay

We aim to provide each executive director with an annual total remuneration package comprising fixed and variable pay with the majority of an executive director’s total remuneration package linked to performance. At target performance, incentive pay makes up approximately 70% of the annual total remuneration package, with the annual incentive representing around 20% and the multi-year incentive 50% of the total package. The fixed pay element is around 30% (salary of around 20% and 10% pension and other benefits). The core components of the total remuneration package are described in detail in the remainder of this report.

Our approach to market positioning and benchmarking

The market competitiveness of total remuneration (i.e. salary, annual and multi-year incentives and benefits) is assessed against a range of relevant comparator groups as follows:

•	Global peers operating in businesses similar to those of Reed Elsevier (including Thomson Reuters, WPP, Pearson, John Wiley, Wolters Kluwer, Dun & Bradstreet, Experian, McGraw-Hill, UBM, DMGT, Informa, Lagardère and FICO).

•	Companies listed on the London Stock Exchange (cross-industry but excluding those in the financial services sector) of a similar size (measured by aggregate market capitalisation) and international scope.

•	Companies listed on the New York Stock Exchange (cross-industry but excluding those in the financial services sector) of a similar size (measured by aggregate market capitalisation) and international scope.

•	Companies listed on the Amsterdam Stock Exchange, cross-industry and of a similar size (measured by aggregate market capitalisation) and international scope.

The composition of the respective comparator groups is subject to minor changes year on year reflecting changes in the size, international scope and listing status of specific companies during the year.

The competitiveness of our remuneration packages is assessed by the Committee as part of the annual review cycle for pay and performance, in line with the process set out below.

•	First, the overall competitiveness of the total remuneration packages is assessed. The appropriate positioning of an individual’s total remuneration against the market is determined based on the Committee’s judgement of individual performance and potential.

•	The Committee then considers market data and benchmarks for the different elements of the package including salary, total annual cash and total remuneration. While relevant benchmark information are meaningful input to the process, they inform rather than drive the outcome of the review.

•	If it is determined that a total remuneration competitive gap exists, the Committee believes that this should be addressed via a review of performance-linked compensation elements in the first instance.

•	Benefits, including medical and retirement benefits, are positioned to reflect local country practice.

The total remuneration package

Each element of the remuneration package for executive directors is designed to achieve specific objectives, as described in this section. In aggregate, they create a unified and balanced reward mix and competitive employment proposition. The value of the reward package is only maximised through the integrated delivery of annual and longer term performance. Reward for the delivery of business results is connected with reward for value flowing to shareholders. The incentive arrangements are structured in such a way that reward cannot be maximised through inappropriate short term risk-taking.

The table below summarises the component parts of the remuneration package provided to the executive directors during 2010. This includes the bonuses earned for performance during 2010, payouts received from and awards granted under the multi-year incentives during the year.

Component		Erik Engstrom	Mark Armour	Andrew Prozes

Base salary		£1,000,000	£613,440	$1,215,180
Retirement benefit		UK defined benefit plan	UK defined benefit plan	Retired December 31, 2010
Other benefits		Company car or cash allowance and private medical benefit	Company car or cash allowance and private medical benefit	Company car and private medical benefit
Annual incentive		£999,000	£612,827	$1,146,332
(earned for 2010 and payable in March 2011)
Multi-year incentives granted	REGP	643,086 PLC and 422,310 NV ordinary shares	394,495 PLC and 259,062 NV ordinary shares	—
	LTIP	—	—	—
	ESOS	—	—	—
	BIP	70,189 NV ADRs	65,054 PLC and 42,512 NV ordinary shares	88,687 PLC and 58,545 NV ordinary shares
Multi-year incentives	LTIP	—	—	—
vested (2007-09 cycle)
	ESOS	—	—	—
	BIP	—	—	—
Shareholding requirement		300% of salary	200% of salary	200% of salary

Policy in relation to the individual remuneration elements is described in greater detail in the remainder of this section.

Base Salary

Salary reflects the role and the sustained value of the executive in terms of skills, experience and contribution in the context of the relevant market.

Salaries for executive directors are reviewed annually in the context of the competitiveness of total remuneration and Reed Elsevier’s guidelines for wages and salaries agreed for the whole of Reed Elsevier for the forthcoming financial year. Any increases typically take effect on January 1.

No increases in the base salary of executive directors have been given since January 1, 2008, except for Erik Engstrom who received a promotional increase in November 2009 following his appointment as CEO of Reed Elsevier Group plc. The Committee decided to award a salary increase of 2.5% to each executive director which increased base salaries with effect from January 1, 2011 to £1,025,000 for Erik Engstrom and £628,776 for Mark Armour. This level of increase is within the guidelines agreed for all employees in respect of 2011 increases.

In respect of salaries for the broader employee population, Reed Elsevier uses the same factors to determine the levels of increase across all employee populations globally: i.e. relevant pay market, skills, experience and contribution. Reed Elsevier operates across many diverse countries in terms of their remuneration structures and practices. Any increases awarded to different employee groups in different geographies reflect this diversity and range of practices. An increase of approximately 2.5% on average will be awarded across the senior management population globally for 2011. This level of increase is in line with increases provided to the wider employee population.

Annual Incentive

The annual incentive plan (AIP) provides focus on the delivery of stretching annual financial targets and the achievement of annual objectives and milestones that create a platform for sustainable future performance.

For 2011, executive directors have a target bonus opportunity of 100% of salary that is weighted as follows across four elements (unchanged from 2010):

Measure	Weighting

— Revenue	30%
— Profit*	30%
— Cash Flow Conversion Rate	10%
— Key Performance Objectives (KPOs)	30%

*	The Profit measure for the executive directors is Adjusted Profit After Tax for the Reed Elsevier combined businesses.

The target bonus opportunity for the financial measures is payable for the achievement of highly stretching financial targets. The four elements are measured separately, such that there could be a payout on one element and not on others.

For 2011, the Committee decided to retain the incentive slope and payout range used in 2010 under which a small bonus starts to accrue for achieving 94% of target against each individual financial performance measure. The level of out-performance required to achieve the maximum bonus (150% of target and unchanged) will also be retained.

The KPOs are individual to each executive director. Each executive director is set up to six KPOs to reflect critical business priorities for which they are accountable. The KPO component for the executive directors and other senior executives will contain at least one KPO relating to the achievement of specific sustainability objectives and targets contained within Reed Elsevier’s corporate responsibility agenda.

Against each objective, measurable milestone targets are set for the year. All financial targets and KPOs are approved by the Committee and are subject to formal assessment at the end of each year. The Chairman of Reed Elsevier presents his assessment of performance against KPOs for the CEO of Reed Elsevier Group plc to the Committee while the CEO of Reed Elsevier Group plc presents his assessment of KPO performance for the CFO of Reed Elsevier Group plc. The Committee then discusses and agrees the final KPO score for each executive director.

AIP Payments for 2010

In assessing the level of bonus payments for 2010, the Committee noted the following performances:

	% change over 2009 at constant
	exchange rates
	Underlying	Total adjusted
	revenue growth	PAT/OP

Reed Elsevier	+2%	-1%
LexisNexis	+1%	-12%

Reed Elsevier has made significant progress in 2010 as our markets strengthened and we saw the benefit of the actions which management has taken in the business. Underlying revenues were 2% higher in constant currencies with the return to growth reflecting improved performance in our more cyclical markets, together with a sustained commitment to new product development and a focus on sales & marketing initiatives. Firm action on costs and further innovations in our operational processes has meant that total costs at constant exchange rates declined 1% and adjusted operating margins at 25.7% were just 0.2 percentage points lower than in 2009, despite the increased spending on new product development and sales & marketing. Adjusted operating profits were 1% lower at £1,555 million. Adjusted operating cash flow continued to be strong at £1,519 million with an excellent 98% conversion of adjusted operating profits into cash. The post tax return on capital employed improved to 10.6%, 0.2 percentage points higher reflecting the strong cash generation and increased capital efficiency.

LexisNexis returned to overall revenue growth, with strong growth in the risk business. Subscription revenues in the legal business continued to reflect lower levels of law firm activity and employment. Adjusted operating margin was lower due to the weaker revenues and increased spending in the legal business on new product development, related infrastructure and sales & marketing. The increased spend on supporting these important developments has in part been mitigated by continuing cost efficiencies, including further outsourcing of production and engineering activities, supply chain management and operational streamlining.

For Erik Engstrom and Mark Armour the sum of the individual scores achieved against the four AIP components exceeded target AIP. However, as Reed Elsevier’s adjusted PAT did not exceed 2009 adjusted PAT, the overall bonus was capped at just below target.

The following bonuses will be paid to executive directors who served during 2010:

	2010	% of
	annual bonus	2010 base
	(to be paid in March 2011)	salary earnings

Erik Engstrom	£999,000	99.9
Mark Armour	£612,827	99.9
Andrew Prozes	$1,146,332	93.9

Multi-Year Incentives

The multi-year incentives comprise the REGP, BIP, ESOS and LTIP.

The purpose of the multi-year incentives is to provide focus on the delivery of the medium to longer term strategy and holding executives accountable for the delivery of that strategy while driving value creation through sustained financial performance, capital discipline and the delivery of returns for shareholders. In addition, the multi-year incentives are structured so as to encourage personal investment and ongoing shareholding in Reed Elsevier PLC and Reed Elsevier NV securities among the senior executive population in order to promote alignment with shareholders and to provide focus on the share price.

Awards under the multi-year incentives take the form of restricted shares and options which typically vest over a period of three years except for the REGP under which awards vest over five years. The vesting of all awards made to executive directors under these plans is subject to meeting a number of stretching performance targets based on internal financial metrics and total shareholder return. Additionally, in the case of ESOS, a financial pre-grant performance condition applies which determines the annual size of the available grant pool for all participants in the plan.

Reed Elsevier Growth Plan (REGP)

The key features of the REGP are summarised below.

Feature	Detail

Frequency of award	•	One-off arrangement
	•	Awards were made on May 26, 2010
Eligibility	•	CEO and CFO of Reed Elsevier Group plc
	•	As a condition of participation, the executive directors were required to hold Reed Elsevier securities on the date of grant to the value of 300% of salary in the case of the CEO and 200% of salary in the case of the CFO. Any personal shares invested under the BIP did not count towards this holding requirement
	•	The executive directors are required to maintain shareholdings at the respective levels throughout the life of the plan (i.e. for five years)
Performance period	•	Five years split into an initial period of three years followed by a further two years
	•	Opportunity to receive partial payout after three years
Performance conditions	•	Relative TSR measured against three comparator groups, Adjusted EPS and ROIC (see section entitled ‘Performance measures and targets’ below)
	•	The performance metrics have equal weighting, with 1/3rd of the award vesting based on performance against the respective metric (additive measurement)
Vesting scale	•	Performance hurdle and scaled vesting
Cap	•	The number of shares vesting is capped at 150% of the number comprised in the initial performance share award
Dividend equivalents	•	Dividend equivalents accrue during the performance period and are paid out in cash when the shares are released, to the extent that the underlying securities vest
Other provisions	•	On a change of control, awards vest on a pro-rated basis and subject to performance based on an assessment of progress against targets at the time the change of control occurs
	•	Claw-back applies
	•	Awards under the plan are satisfied with shares purchased in the market

Performance measures and targets

Total Shareholder Return (TSR)

The vesting of one third of the REGP award is subject to Reed Elsevier’s TSR performance compared against three comparator groups (the TSR tranche).

As Reed Elsevier accesses equity capital markets through three exchanges — London, Amsterdam and New York — in three separate currency zones, three distinct comparator groups are used — a Sterling Comparator Group, a Euro Comparator Group and a US Dollar Comparator Group. The TSR performance of Reed Elsevier PLC ordinary shares (based on the London listing) is measured against the Sterling Comparator Group; the TSR performance of Reed Elsevier NV ordinary shares (based on the Amsterdam listing) is measured against the Euro Comparator Group; and the TSR performance of Reed Elsevier PLC ADRs and Reed Elsevier NV ADRs (based on the New York listing) is measured against the US Dollar Comparator Group. The averaging period applied for TSR measurement purposes is six months prior to the start of the financial year in which the award was made and the final six months of the last financial year of the performance period.

TSR performance is measured separately against each comparator group and the proportion of the TSR tranche that vests is the sum of the payouts achieved against the three comparator groups.

	3-year period: 2010-2012	5-year period: 2010-2014
	vesting percentage of	vesting percentage of
TSR ranking within the relevant	each third of the TSR	each third of the TSR
TSR comparator group	tranche	tranche

Below Median	0%	0%
Median	30%	30%
Upper quartile	100%	100%

Vesting is on a straight line basis for ranking between the median and the upper quartile.

TSR comparators groups

The constituents of each comparator group were selected on the following basis:

•	Companies included in the relevant market index as at December 31, 2009 and nearest in size to Reed Elsevier in terms of market capitalisation.

•	The relevant market indices are: (1) FTSE100 for the Sterling Comparator Group; (2) Euronext100 and the DAX30 for the Euro Comparator Group; and (3) the S&P500 for the US Dollar Comparator Group.

•	The following companies were excluded for this purpose:

•	companies with mainly domestic revenues (as they do not reflect the global nature of Reed Elsevier’s customer base);

•	those engaged in extractive industries (as they are exposed to commodity cycles); and

•	financial services companies (as they have a different risk/reward profile).

•	Relevant listed global peers operating in businesses similar to those of Reed Elsevier not otherwise included were added to the relevant comparator group.

Set out below are the comparators included in each currency group applicable to awards made in 2010 under the REGP.

STERLING COMPARATOR GROUP*	EURO COMPARATOR GROUP*	US DOLLAR COMPARATOR GROUP*

AGGREKO	ACCOR	3M
ASTRAZENECA	ADIDAS	ADOBE SYSTEMS
AUTONOMY CORP.	AHOLD	AGILENT TECHS.
BAE SYSTEMS	AIR LIQUIDE	AIR PRDS. & CHEMS.
BRITISH AIRWAYS	AKZO NOBEL	AMAZON.COM
BRITISH AMERICAN TOBACCO	ALSTOM	ANALOG DEVICES
BUNZL	ASML HOLDING	APPLIED MATS.
BURBERRY GROUP	BASF	AVON PRODUCTS
COBHAM	BMW	BAXTER INTL.
COMPASS GROUP	CARREFOUR	BECTON DICKINSON
DMGT	CHRISTIAN DIOR	CATERPILLAR
DIAGEO	DAIMLER	COLGATE-PALMOLIVE
EXPERIAN	DEUTSCHE POST	CORNING
GLAXOSMITHKLINE	EADS	CUMMINS
INTERCONTINENTAL HOTELS	ESSILOR INTL.	DEERE
IMPERIAL TOBACCO GROUP	HEINEKEN	DOW CHEMICAL
INFORMA	HERMES INTL.	DUN & BRADSTREET
INMARSAT	K + S	E. I. DU PONT DE NEMOURS
INTERNATIONAL POWER	LAFARGE	EBAY
INTERTEK GROUP	LAGARDÈRE GROUPE	EMERSON ELECTRIC
INVENSYS	LINDE	FICO
JOHNSON MATTHEY	LVMH	FORD MOTOR
KINGFISHER	MAN	GENZYME
NATIONAL GRID	METRO	H.J. HEINZ
PEARSON	MICHELIN	ILLINOIS TOOL WORKS
RECKITT BENCKISER GROUP	PERNOD-RICARD	JOHN WILEY
REXAM	PHILIPS ELTN. KONINKLIJKE	JOHNSON CONTROLS
ROLLS-ROYCE GROUP	PORTUGAL TELECOM SGPS	JUNIPER NETWORKS
SABMILLER	PPR	LIFE TECHNOLOGIES
SAGE GROUP	RENAULT	MCDONALDS
SHIRE	SAINT-GOBAIN	MCGRAW-HILL
SMITH & NEPHEW	SAP	MICRON TECHNOLOGY
SMITHS GROUP	SCHNEIDER ELECTRIC	MOTOROLA
THOMAS COOK GROUP	SUEZ ENVIRONNEMENT	NEWS CORP
TUI TRAVEL	THALES	NIKE
UNILEVER (LSE)	THYSSENKRUPP	NVIDIA
UNITED BUSINESS MEDIA	TNT	PACCAR
VODAFONE	UNILEVER (AEX)	PPG INDUSTRIES
WOLSELEY	VALLOUREC	SPECTRA ENERGY
WPP	VEOLIA ENVIRONNEMENT	TEXAS INSTS.
	VOLKSWAGEN	THOMSON REUTERS (NYSE)
	WOLTERS KLUWER	UNITED TECHNOLOGIES
YUM! BRANDS

*	Reflects the composition of the comparator group as at the date of grant.

Return on invested capital (ROIC)

The vesting of one third of the REGP award is subject to the percentage return on invested capital of Reed Elsevier PLC and Reed Elsevier NV (the ROIC tranche) as follows:

		Vesting percentage
3 years: 2010-2012	2 years: 2013-2014	of ROIC tranche

ROIC in 2012, subject to actual exceeding 2009 ROIC calculated on the same basis	ROIC in 2014

Below 10.2%	Below 10.7%	0%
10.2%	10.7%	60%
11.2% or above	12.7% or above	100%

Vesting is on a straight-line basis for performance between the minimum and maximum levels.

For the purposes of the plan, the following definitions apply:

•	Invested capital = arithmetic average of the opening and closing capital employed for the Reed Elsevier combined businesses for the financial year with all cumulative amortisation and impairment charges for acquired intangible assets and goodwill added back. In addition, any exceptional restructuring and acquisition integration charges (net of tax) are capitalised for these purposes and changes in exchange rates and movements in pension deficits are excluded.

•	Return = adjusted operating profit for the Reed Elsevier combined businesses before amortisation and impairment of acquired intangible assets and goodwill, exceptional restructuring and acquisition integration charges. In addition, it is grossed up to exclude the equity share of taxes in joint ventures and further adjusted to exclude net pension financing credit movement, after applying the effective rate of tax used for adjusted earnings calculations and using exchange rates to match those used in the calculation of invested capital.

In order to ensure that the performance score achieved is a fair reflection of underlying business performance, the Committee retains discretion to determine the treatment of major disposals and acquisitions that require board approval. Any significant adjustments made to the final performance score will be disclosed to shareholders.

Adjusted earnings per share (EPS)

The vesting of one third of the REGP award is subject to performance against growth in adjusted earnings per share measured at constant currencies (Adjusted EPS) (the EPS tranche) as follows:

		Vesting percentage of
3 years: 2010-2012	2 years: 2013-2014	EPS tranche

Average Adjusted EPS growth in years 2011 and 2012 (subject to average Adjusted EPS growth over the whole three-year period being positive)	Average Adjusted EPS growth over the two-year period

Below 5% p.a.	Below 7% p.a.	0%
5% p.a.	7% p.a.	60%
9% p.a. or above	13% p.a. or above	100%

Vesting is on a straight-line basis for performance between the minimum and maximum levels.

For the purposes of the plan, the following definitions apply:

•	Earnings = adjusted reported earnings measured at constant currencies. Adjustments include amortisation and impairment of acquired intangible assets and goodwill, exceptional restructuring and acquisition integration charges, gains/losses on business disposals and related tax effects. The Committee retains discretion to adjust for changes in the net pension financing credit.

•	Number of shares = weighted average number of shares in issue excluding shares held in treasury.

In 2010, a multi-year incentive award was granted to senior leaders below the board and its metrics and targets mirror those of the REGP.

Executive Share Option Scheme (ESOS)

The key features of the ESOS are summarised below.

Feature	Detail

Frequency of award	•	Annual
Eligibility	•	Broadest multi-year incentive operated by Reed Elsevier
	•	Annual awards are made to approximately 1,000 employees across some 20+ countries including the executive directors
Vesting period	•	Three years from the date of grant
	•	Options are exercisable between three and ten years from the date of grant or on cessation of employment, if earlier (for defined categories of approved leavers)
Performance conditions	•	Pre-grant performance condition of Adjusted EPS growth which determines the size of the annual grant pool available for grants to all participants (see below)
	•	Post-grant performance hurdle of Adjusted EPS growth applicable to the vesting of awards to executive directors
Cap	•	Maximum annual award (in terms of the aggregate market value of the shares under option at the date of grant) of three times salary per executive director
Other provisions	•	On a change of control, awards vest subject to performance based on an assessment of progress against targets at the time the change of control occurs; participants may exchange their awards for awards in the acquiring company, if available
	•	Claw-back applies
	•	Awards under the plan are satisfied with newly issued shares

The size of the total grant pool available for all participants in a given year is determined based on growth in Adjusted EPS over the three years prior to grant as follows:

Average Adjusted EPS growth p.a.	% of the 2003 grant pool
over the three-years prior to grant	available for distribution

Less than 6%	50%
6% or more but less than 8%	75%
8% or more but less than 10%	100%
10% or more but less than 12%	125%
12% or more	150%

Adjusted EPS growth for the three years ended December 31, 2010 was less than 6% p.a. which means that the available grant pool for ESOS awards in 2011 is 50% of the 2003 pool.

For 2010, no ESOS awards were made to executive directors. The Committee intends to resume grants under ESOS in 2011 to Erik Engstrom and Mark Armour, in accordance with the terms of the plan approved by shareholders in 2003. The grants will be made within the limits and be subject to such conditions as previously approved by shareholders. This means that the grants will be made within the confines of the available grant pool and the vesting of the awards will be subject to an Adjusted EPS growth hurdle of 6% p.a. In determining the individual levels of grant, the Committee has had regard to the financial performance of Reed Elsevier and grant levels will be set at 50% of the maximum individual grant level.

Due to significant exceptional restructuring charges taken in 2008 and 2009, the Committee increased the approved Adjusted EPS growth hurdle of 6% to 8% for the 2008-10 and 2009-11 cycles of ESOS during which restructuring benefits were realised. Prior to the date of this report, the Committee determined that the 2008-10 cycle of ESOS lapsed for executive directors as the performance hurdle on vesting was not achieved. The 2009-11 cycle of ESOS will be performance-tested in early 2012.

Bonus Investment Plan (BIP)

The bonus investment plan is a voluntary plan aimed at encouraging personal investment in, and ongoing holding of, Reed Elsevier shares to promote greater alignment with shareholders and support the retention of key talent. A new bonus investment plan was approved by shareholders at the 2010 Annual General Meetings of Reed Elsevier PLC and Reed Elsevier NV which replaced the bonus investment plan implemented in 2003.

Under the new BIP, participants may invest their own funds to purchase Reed Elsevier securities or allocate securities already owned outright for investment under the plan up to a specified maximum. In return, the participant is granted an equivalent number of matching awards which vest over three years subject to performance (i.e. a maximum match of 1 for 1 can be earned on the personal investment). It is a condition of vesting that the underlying personal investment is retained throughout the vesting period. Dividend equivalents accrue on the matching shares during the vesting period and are paid out in cash at the end to the extent that the matching award vests. The table below summarises the key features of the BIP.

Feature	Detail

Frequency of award	•	Annual grants of matching awards
	•	Ten-year life of the plan
	•	First matching awards were made in May 2010
Eligibility	•	Approx. 150 senior executives including executive directors
	•	Participation is voluntary
Performance period	•	Three financial years
Performance conditions	•	Adjusted EPS growth and ROIC (see below)
	•	50% of the award is subject to Adjusted EPS growth and 50% subject to ROIC (additive measurement)
Vesting scale	•	Performance hurdle and scaled vesting
Personal investment	•	Up to 100% of the target bonus opportunity net of tax
Other provisions	•	On a change of control, awards vest on a pro-rated basis and subject to performance based on an assessment of progress against targets at the time the change of control occurs, unless the Committee determines that awards should not vest and instead be exchanged for equivalent awards over shares in the acquiring company (i.e. rollover applies)
	•	Claw-back applies
	•	Awards under the plan are satisfied with shares purchased in the market

The following targets and vesting scale apply to the first grant of matching awards made under the plan in 2010:

	Average growth in adjusted EPS (%) in years
	2 and 3 of the performance period subject to
	average EPS growth being positive over the		ROIC (%) in 2012 subject to actual
Match earned on personal investment	whole 3-year period		exceeding 2009 ROIC
0%	below 4	% p.a.	below 10.2%
50%	4	% p.a.	10.2%
75%	6.5	% p.a.	10.7%
100%	9	% p.a. or above	11.2	% or above

Straight-line vesting applies to performance between the points.

For awards to be granted in 2011, the following targets and vesting scale apply:

	Average growth in adjusted EPS (%) over the		ROIC (%) in the third year of the
Match earned on personal investment	3-year performance period		performance period
0%	below 4	% p.a.	below 10.4%
50%	4	% p.a.	10.4%
75%	6.5	% p.a.	10.9%
100%	9	% p.a. or above	11.4	% or above

As set out on pages 57 to 59, on December 31, 2010, the executive directors had no matching awards outstanding under the previous BIP. The 2007-09 cycle of BIP lapsed during 2010 as the performance hurdle of 6% p.a. Adjusted EPS growth was not met. The BIP matching awards granted under performance cycles 2008-10 and 2009-11 lapsed in June 2010 as a result of the executive directors withdrawing their personal investments from these cycles. On December 31, 2010, the executive directors still held the securities withdrawn from both cycles.

Long-Term Incentive Plan (LTIP)

No awards under LTIP were given to executive directors in 2010.

Awards under this plan were in the form of restricted shares, with half of the award being over shares in Reed Elsevier PLC and the other half over shares in Reed Elsevier NV. A three-year performance period applies and awards vest based on Adjusted EPS growth and Reed Elsevier’s TSR performance compared to a group of industry peers.

The 2007-09 cycle of the LTIP lapsed during 2010 as the hurdle of 8% Adjusted EPS growth was not met. The 2008-10 cycle of LTIP lapsed as the performance hurdle of 10% Adjusted EPS growth was not met. The 2009-11 cycle of LTIP, as disclosed on pages 57 to 59, vests for achieving Adjusted EPS growth of 12% and median TSR. Depending on performance, the vesting may be higher or lower based on the following matrix:

	TSR ranking
Adjusted EPS				Upper
2008 & 2009 awards	Below median	Median	62.5th percentile	quartile and above

Below 10%	0%	0%	0%	0%
10%	28%	35%	42%	49%
12%	80%	100%	120%	140%
14% and above	108%	135%	162%	189%

To the extent that the underlying shares vest, dividend equivalents are paid on the vested shares in cash at the end of the performance period.

The Committee has full discretion to alter awards granted to participants based on its assessment as to whether the Adjusted EPS and TSR performance fairly reflects the progress of the business having regard to underlying revenue growth, cash generation, return on capital employed and any significant changes in currency and inflation, as well as individual performance.

The TSR comparator group for the 2008-10 cycle comprised: ChoicePoint, DMGT, Dun & Bradstreet, Emap, FICO, Informa, John Wiley, Lagardère Groupe, McGraw-Hill, Pearson, Taylor Nelson Sofres, Thomson Reuters, UBM, Wolters Kluwer and WPP Group. The TSR comparator group for the 2009 LTIP award comprises: DMGT, Dun & Bradstreet, Experian, FICO, Informa, John Wiley, Lagardère Groupe, McGraw-Hill, Pearson, Thomson Reuters, UBM, Wolters Kluwer and WPP Group. This reflects the composition of the comparator group on the date of grant. Mergers and acquisitions that impact the comparator groups during the three-year performance cycle will be dealt with on a fair and consistent basis in accordance with the following approach. Companies which are taken over within six months after the start of a performance period are excluded from the comparator group. For those that are subject to a transaction more than six months into a performance period, any transaction-related share price premium is eliminated and the TSR prior to the transaction is indexed forward using the daily average share price movement for the remaining companies in the peer group.

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

In the event of a change of control, the performance test applied under the LTIP would be based on an assessment by the Committee of progress against the Adjusted EPS growth and TSR targets at the time the change of control occurs (subject to any rollover that may apply).

Shareholding requirement

The Committee believes that one of the aspects that creates closer alignment between senior management and shareholders is to require executives to build up and maintain a significant personal stake in Reed Elsevier. The shareholding requirements applicable to the executive directors are set out in the table below and as described on page 45 were pre-requisites to participate in the REGP. Shareholding requirements also apply to selected senior executives below the board.

On December 31, 2010, the executive directors’ shareholdings were (valued at the mid-market closing prices of Reed Elsevier securities):

	Shareholding requirement (in % of December 31, 2010 annualised base salary)	Actual shareholding as at December 31, 2010 (in % of December 31, 2010 annualised base salary)

Erik Engstrom	300%	361%
Mark Armour	200%	396%
Andrew Prozes*	200%	216%

*	The formal shareholding requirement ceased on retirement

Other employee share plans

UK-based executive directors are eligible to participate in the HMRC approved all-employee UK Savings-Related Share Option Scheme (SAYE). During 2010, US-based executive directors were eligible to participate in the all-employee US-based Employee Stock Investment Plan (EMSIP). Under the EMSIP, employees are able to purchase Reed Elsevier PLC and Reed Elsevier NV securities at the prevailing market price, with commissions and charges being met by Reed Elsevier.

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

Erik Engstrom and Mark Armour are provided with UK defined benefit pension arrangements under which they accrue a pension of 1/30th of salary for every year of service (up to a maximum of two thirds of salary). The pension is provided through a combination of:

•	the main UK Reed Elsevier Pension Scheme for salary restricted to a cap, determined annually on the same basis as the pre-April 2006 Inland Revenue earnings cap, and

•	Reed Elsevier’s unapproved pension arrangement for salary above the cap.

Prior to November 1, 2007, Erik Engstrom was not a member of any company pension scheme and Reed Elsevier made annual contributions of 19.5% of his salary to his personal pension plan. From November 1, 2007 contributions to his designated retirement account ceased and he became a member of the UK defined benefit pension arrangement.

Andrew Prozes, who retired on December 31, 2010, will be entitled to an annual pension of $613,572 in accordance with the terms of his employment agreement. In view of the split of LexisNexis into two standalone businesses of Risk Solutions and Legal & Professional with effect from January 1, 2011, his retirement date was brought forward by one month from his 65th birthday. In order to fall outside the penalty tax provisions of Section 409A of the US Internal Revenue Code, payment of the pension will commence six months after the retirement date at which point payment of the retirement benefit relating to the six months ending June 30, 2011 will be made in a single sum plus interest at the applicable federal rate.

The pension arrangements for all directors (UK and non-UK) include life assurance cover while in employment, an entitlement to a pension in the event of ill health or disability and a spouse’s and/or dependants’ pension on death.

The increase in the transfer value of the directors’ pensions, after deduction of contributions, is shown in the table below. Transfer values for the UK directors have been calculated in accordance with the guidance note GN11 published by the UK Institute of Actuaries and Faculty of Actuaries. The transfer values at December 31, 2010 have been calculated using the transfer value basis adopted by the trustees of the pension scheme from October 1, 2008.

The transfer value in respect of individual directors represents a liability in respect of directors’ pensions entitlement, and is not an amount paid or payable to the director.

Transfer values of accrued pension benefits

									Transfer
									value at
									December 31,
									2010 of
								Increase in	increase
					Increase in			accrued	in accrued
			Transfer	Transfer	transfer		Increase in	annual	pension
			value	Value	value during	Accrued	accrued	pension	during the
			of accrued	of accrued	the year	annual	annual	during the	year (net
	Age at		pension	pension	(net of	pension	pension	year	of inflation
	December 31,	Director’s	December 31,	December 31,	director’s	December 31,	during	(net of	and director’s
	2010	contributions	2009	2010	contributions)	2010	the year	inflation)	contributions)

Erik Engstrom	47	£6,180	£624,769	£1,366,389	£735,440	£105,575	£56,448	£55,269	£709,128
Mark Armour	56	£6,180	£5,170,768	£5,643,891	£466,943	£325,426	£20,450	£13,139	£221,696
Andrew Prozes	64	—	$6,719,734	$7,894,300	$1,174,566	$613,572	$98,373	$98,373	$1,265,670

Service contracts

Executive directors are employed under service contracts that provide for a maximum of one year’s notice. The contracts neither specify a pre-determined level of severance payment nor contain specific provisions in respect of change in control.

The Committee believes that as a general rule, notice periods should be 12 months and that the executive directors should, subject to any legal constraints within their base country, be required to mitigate their damages in the event of termination. The Committee will, however, note local market conditions so as to ensure that the terms offered are appropriate to attract and retain top executives operating in global businesses.

The contractual terms of the executive directors (and for approximately 100 other senior executives) include certain covenants. These were reviewed during the year within the context of the implementation of the REGP and the new BIP and revised, where appropriate. The covenants are as follows:

•	non-competition restrictions apply which prevent the executive from working in a capacity which competes with any Reed Elsevier business which he/she was involved with during the preceding 12 months; from recruiting Reed Elsevier employees and from soliciting Reed Elsevier customers and suppliers for a period of 12 months after leaving employment;

•	in the event of the executive resigning, he/she will immediately lose all rights to any outstanding awards under the multi-year incentives including any vested but unexercised options; and

•	in the event of a breach of the covenants, any gains made or payouts received, in the period starting six months prior and ending 12 months after leaving employment, on the vesting or exercise of awards from the multi-year incentives may be repayable.

Each of the executive directors has/had a service contract, as summarised below:

Expiry date
(subject to
	Contract Date	notice period)	Notice period	Subject to:

Erik Engstrom(i)	June 25, 2004	June 14, 2025	12 months	English law
Mark Armour(i)	October 7, 1996	July 29, 2014	12 months	English law
Andrew Prozes(ii)	July 5, 2000	Retired effective December 31, 2010	*	New York law

(i)	Employed by Reed Elsevier Group plc

(ii)	Employed by Reed Elsevier Inc.

*	The terms of his contract provided for a payment of one year’s base salary on termination without cause. Since Andrew Prozes retired by mutual agreement on December 31, 2010 no additional payments are due under the terms of his contract. The terms agreed in respect of his retirement are set out below.

Andrew Prozes’ retirement arrangements

The following terms applied to Andrew Prozes who retired on December 31, 2010:

•	he is eligible for an annual bonus under the AIP for financial year 2010. Any bonus due will be paid by no later than March 15, 2011 and will be subject to performance against his KPOs and LexisNexis financial performance for 2010 in the same way as the bonuses payable to the other executive directors;

•	no termination payments were due since he retired;

•	in accordance with the terms of his contract, he will be entitled to fully subsidised retiree medical benefits for life which are also available to his surviving spouse;

•	he received no grants under ESOS and did not participate in the REGP implemented during 2010;

•	the covenants relating to non-competition, non-solicitation and confidentiality remain in place for 12 months post-retirement;

•	all unvested share-based awards were treated in accordance with the rules of the plans, and outstanding options remain exercisable for three years from retirement; and

•	his LTIP shareholding requirement ceased on retirement.

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

•	Andrew Prozes is a non-executive director of the Cott Corporation and received a fee of $130,000 (£83,871) during 2010 ($127,285 (£81,073) during 2009).

•	Mark Armour joined the board of SABMiller plc as a non-executive director on May 1, 2010 and received a fee of £59,610 (pro-rata since appointment) for 2010.

NON-EXECUTIVE DIRECTORS

Policy on non-executive directors’ fees

Reed Elsevier seeks to recruit non-executive directors with the experience to contribute to the boards of a dual-listed global business and with a balance of personal skills that will make a major contribution to the boards and their committee structures. With the exception of Dien de Boer-Kruyt, who retired during 2010, and Marike van Lier Lels who served/serves only on the Supervisory Board of Reed Elsevier NV, non-executive directors, including the Chairman, are appointed to the boards of Reed Elsevier Group plc, Reed Elsevier PLC and the Supervisory Board of Reed Elsevier NV. Non-executive directors’ fees reflect the directors’ membership of the three boards.

The primary source for comparative market data is the practice of FTSE 50 companies, although reference is also made to AEX and US listed companies.

Non-executive directors, including the Chairman, serve under letters of appointment and are not entitled to notice of, or payments following, retirement from the board.

Fee levels

Non-executive directors receive an annual fee in respect of their memberships of the boards of Reed Elsevier PLC, Reed Elsevier NV and Reed Elsevier Group plc. The fee paid to Dien de Boer-Kruyt until her retirement and Marike van Lier Lels, who served/serves only on the Supervisory Board of Reed Elsevier NV, reflects their time commitment to that company and to other companies within the Reed Elsevier combined businesses. Non-executive directors are reimbursed for expenses incurred in attending meetings. They do not receive any performance related bonuses, pension provision, share options or other forms of benefit except the Chairman of Reed Elsevier Group plc, who is in receipt of private medical benefit. Fees may be reviewed annually, although in practice they have changed on a less frequent basis.

The chairmanship of the Audit and Remuneration Committees attracts an additional fee of £15,000/€20,000. The Chairman of Reed Elsevier Group plc chairs the Nominations Committee and does not receive a separate fee for his role as chairman of that committee. In addition, it is the intention to introduce a separate fee for the senior independent director of £20,000 p.a. subject to obtaining relevant approval at the 2011 Annual General Meeting of Reed Elsevier NV. Subject to approval being granted, this fee is proposed to apply retroactively from January 1, 2011. In addition, at the Annual General Meeting of Reed Elsevier NV a proposal will be made to set the maximum amount of annual remuneration of the Supervisory Board of Reed Elsevier NV at €600,000.

The total annual fee payable to Marike van Lier Lels is €48,000.

Directors’ emoluments and fees

(a)	Aggregate emoluments

The emoluments of the directors of Reed Elsevier PLC and Reed Elsevier NV (including any entitlement to fees or emoluments from either Reed Elsevier Group plc or Elsevier Reed Finance BV) were as follows:

	2010		2009
	£		£
	(In thousands)

Salaries and fees	3,324		4,016
Benefits	97		360
Annual performance-related bonuses	2,351		2,294
Payments for loss of office	499	*	1,124
Pension contributions	43		32
Payments to former directors	—		284
Pension in respect of former directors	1,179		1,034

Total	7,493		9,144

*	Ian Smith’s employment ended on November 10, 2009 under the arrangements described on page 52 of the 2009 Annual Report on Form 20-F filed with the SEC on March 18, 2010. In accordance with the terms agreed on termination, he received a further five instalments of his previous base salary and benefits during 2010. Payments ceased in November 2010 and there are no further obligations.

(b)	Individual emoluments of executive directors

					Total	Total
	Salary	Benefits		Bonus	2010	2009
	£	£		£	£	£

Erik Engstrom	1,000,000	29,108		999,000	2,028,108	1,851,374
Mark Armour	613,440	22,475		612,827	1,248,742	1,227,550
Andrew Prozes	787,002	45,481	*	739,569	1,572,052	1,452,698

Total	2,400,442	97,064		2,351,396	4,848,902	4,531,622

*	Includes a cash payment of £24,123 in respect of accrued but untaken holiday at the date of retirement.

Conditional shares awarded in 2010 under the multi-year incentives are set out by executive director on pages 57 to 59. Vesting is subject to performance conditions relating to growth in EPS, ROIC and TSR and other conditions, including shareholding requirements, as described on previous pages. The maximum number of conditional shares that can vest under the Reed Elsevier Growth Plan is 150% of the grant award if performance conditions are met over a five-year period. The maximum number of conditional shares that can vest under the Bonus Investment Plan is equivalent to the grant award.

During 2010, the 2007-09 cycle of awards made under ESOS, BIP and LTIP lapsed for the executive directors as a result of performance conditions not being met. The executive directors made no notional pre-tax gains during 2010 on any multi-year incentives (2009: £8,303,637) except for Andrew Prozes who made a gain of £595 on the exercise of vested options during the year. Details are show on pages 57 to 59.

Erik Engstrom was the highest paid director in 2010.

(c)	Individual fees of non-executive directors

	2010		2009
	£		£

Dien de Boer-Kruyt (until April 19, 2010)	13,675		42,857
Mark Elliott	70,000		70,000
Anthony Habgood (from June 1, 2009)	500,000	*	291,667
Lisa Hook	55,000		55,000
Marike van Lier Lels (from January 13, 2010)	39,744		—
Robert Polet	55,000		55,000
David Reid	55,000		55,000
Lord Sharman	63,750		70,000
Ben van der Veer (from September 3, 2009)	71,225		22,321

Total	923,394		661,845

*	Excludes private medical insurance benefit of £1,244

Compensation of executive officers

The aggregate compensation paid during 2010 (and relating to 2010) to those who were executive officers (other than directors) of Reed Elsevier Group plc as at February 16, 2011 as a group, for services in such capacities for the year ended December 31, 2010 was £1,674,243 which included contributions made to the pension plans in respect of such officers of £47,767.

BOARD PRACTICES

REED ELSEVIER

The boards of directors of Reed Elsevier PLC and Reed Elsevier NV manage their respective shareholdings in Reed Elsevier Group plc and Elsevier Reed Finance BV. The boards of Reed Elsevier PLC, Reed Elsevier NV and Reed Elsevier Group plc are harmonised. Subject to shareholders of Reed Elsevier PLC and Reed Elsevier NV re-electing retiring directors at their respective Annual General Meetings in 2011, all the directors of Reed Elsevier Group plc will also be directors of Reed Elsevier PLC and of Reed Elsevier NV. For a complete description of the board membership positions and executive officer positions within Reed Elsevier, see “— Directors” and “Senior Management” on pages 38 and 40. Details of the Audit Committees of Reed Elsevier Group plc, Reed Elsevier PLC and Reed Elsevier NV are given under “Item 15: Controls and Procedures” and details of the Remuneration Committee are given under “— Remuneration Committee” on page 40.

REED ELSEVIER GROUP PLC

The Reed Elsevier Group plc board currently consists of two executive directors and seven non-executive directors. A person may only be appointed or proposed or recommended for appointment to the board if that person has been nominated for that appointment by the joint Nominations Committee of Reed Elsevier PLC and Reed Elsevier NV. Persons nominated by the joint Nominations Committee will be required to be approved by the Reed Elsevier Group plc board, prior to appointment to the Reed Elsevier Group plc board.

Decisions of the board of directors of Reed Elsevier Group plc require a simple majority, and the quorum required for meetings of the board of Reed Elsevier Group plc is any two directors.

The Reed Elsevier Group plc board has established the following committees:

—	Audit — currently comprising four independent non-executive directors

—	Remuneration — currently comprising three independent non-executive directors and the Chairman of Reed Elsevier Group plc

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

REED ELSEVIER PLC

The Reed Elsevier PLC board currently consists of two executive directors and seven non-executive directors. A person may only be appointed or proposed or recommended for appointment to the board if that person has been nominated for that appointment by the joint Nominations Committee of Reed Elsevier PLC and Reed Elsevier NV. Persons nominated by the joint Nominations Committee will be required to be approved by the Reed Elsevier PLC board, prior to the appointment to the Reed Elsevier PLC board. A copy of the terms of reference of the Nominations Committee is available on request and can be viewed on the Reed Elsevier website, www.reedelsevier.com. The information on our website is not incorporated by reference into this report. The joint Nominations Committee currently comprises five non-executive directors.

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

The Reed Elsevier PLC board has also established the following committees:

—	Audit — currently comprising four independent non-executive directors; and

—	Corporate Governance — a joint committee of Reed Elsevier PLC and Reed Elsevier NV, comprising all non-executive directors of Reed Elsevier PLC and members of the supervisory board of Reed Elsevier NV.

Reed Elsevier Group plc has established a Remuneration Committee, which is responsible for recommending to the boards the remuneration for the executive directors of Reed Elsevier PLC, Reed Elsevier Group plc and Reed Elsevier NV.

Under the Articles of Association of Reed Elsevier PLC, one third of the directors shall retire from office and, if they wish, make themselves available for re-appointment by shareholders at the Annual General Meeting. Notwithstanding these provisions in the Articles of Association, all directors will seek reappointment at the Annual General Meeting to be held in April 2011, in accordance with the recommendations of the UK Corporate Governance Code issued in May 2010 by the UK Financial Reporting Council.

REED ELSEVIER NV

Reed Elsevier NV has a two-tier board structure currently comprising two executive directors (the “Executive Board”) and eight non-executive directors (the “Supervisory Board” and, together with the Executive Board, the “Combined Board”, all together referred to as the “Boards”). Members of the Boards shall be appointed by the General Shareholders’ Meeting upon a proposal of the Combined Board based on a nomination for appointment by the joint Nominations Committee of Reed Elsevier NV and Reed Elsevier PLC. The Articles of Association of Reed Elsevier NV provide that a resolution of the General

Shareholders’ Meeting to appoint a member of the Boards other than in accordance with a proposal of the Combined Board can only be taken by a majority of at least two-thirds of the votes cast if less than one-half of Reed Elsevier NV’s issued capital is represented at the meeting. The joint Nominations Committee comprises five members of the Supervisory Board.

The General Shareholders’ Meeting of Reed Elsevier NV shareholders may also, by ordinary resolution, resolve to suspend or dismiss each member from the Boards of Reed Elsevier NV. In addition, each member of the Executive Board can at any time be suspended by the Supervisory Board. In such circumstances that director will also be required to be removed or resign from the Boards of Reed Elsevier PLC and Reed Elsevier Group plc (except in circumstances where there has been a change of control of Reed Elsevier NV and not Reed Elsevier PLC).

The Reed Elsevier NV Supervisory Board has established the following committees:

—	Audit — currently comprising four members of the Reed Elsevier NV Supervisory Board; and

—	Corporate Governance — a joint committee of Reed Elsevier NV and Reed Elsevier PLC, comprising all members of the Supervisory Board and non-executive directors of each company.

—	Nominations — a joint committee of Reed Elsevier NV and Reed Elsevier PLC, currently comprising five members of the Supervisory Board and chaired by the Chairman of the Supervisory Board.

Reed Elsevier Group plc has established a Remuneration Committee, which is responsible for recommending to the boards the remuneration for the executive directors of Reed Elsevier NV, Reed Elsevier Group plc and Reed Elsevier PLC.

Under the Articles of Association of Reed Elsevier NV, each member of the Reed Elsevier NV Supervisory Board is appointed for a three-year term, with the possibility of reappointment and shall retire periodically in accordance with a rotation plan drawn up by the Combined Board. Notwithstanding these provisions in the Articles of Association, all members of the Boards will seek re-appointment at the Annual General Meeting of Shareholders to be held in April 2011, to align the arrangements regarding appointment for the boards of Reed Elsevier NV and Reed Elsevier PLC. Annual re-appointment shall not affect the term of their three-year appointment. A schedule with the anticipated dates of retirement of members of the Supervisory Board is published on the Reed Elsevier website, www.reedelsevier.com. As a general rule, members of the Supervisory Board serve for two three-year terms. The Nominations Committee may recommend that individual members of the Supervisory Board serve up to one additional three-year term.

ELSEVIER REED FINANCE BV

Elsevier Reed Finance BV has a two-tier board structure comprising a Management Board, currently consisting of three members, and a Supervisory Board, currently consisting of four members. The members of the Management Board and of the Supervisory Board are appointed by the shareholders of Elsevier Reed Finance BV. The Articles of Association of Elsevier Reed Finance BV provide that certain material resolutions of the Management Board will require the approval of the Supervisory Board. At a meeting of the Supervisory Board valid resolutions can be taken with a simple majority if the majority of the members are present or represented. Pursuant to the Articles of Association of Elsevier Reed Finance BV, there are specific provisions governing the appointment and dismissal of managing directors and members of the Supervisory Board during periods when a notice of suspension as mentioned in the governing agreement between Reed Elsevier PLC and Reed Elsevier NV is in force. These provisions intend to neutralise the influence of a party which has acquired control over either Reed Elsevier PLC or Reed Elsevier NV without having also acquired control in the other.

EMPLOYEES

Employee numbers are disclosed in note 7 to the combined financial statements.

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

SHARE OWNERSHIP

Share-based awards in Reed Elsevier PLC and Reed Elsevier NV

Details of vested options, including options vested during the year, (in italics) and unvested options and restricted shares held by directors in Reed Elsevier PLC (“PLC”) and Reed Elsevier NV (“NV”) as at December 31, 2010 are shown in the tables in this section. The vesting of outstanding unvested awards is subject to performance conditions in accordance with the provisions of the respective plan rules. For disclosure purposes, any PLC and NV ADRs awarded to directors under the BIP have been converted into ordinary share equivalents. As at February 16, 2011 there have been no changes in the options or restricted shares held by executive directors in office at December 31, 2010 other than those relating to the 2008-10 cycles of ESOS and LTIP as sign-posted in the tables. The market price at the date of award of grants made under the REGP, ESOS, BIP and LTIP and gains made on the exercise of options are based on the middle market price of the respective security.

Erik Engstrom

			No. of	No. of		No. of		Gross	No. of
			options	options		options	Market	gains	options
			held on	granted		exercised	price per	made on	held on	Unvested	Options
	Year of	Option	Jan 1,	during	Option	during	share at	exercise	Dec 31,	options	exercisable
Options	grant	over:	2010	2010	price	2010	exercise	£/€	2010	vesting on:	until:

ESOS	2004	PLC ord	63,460		£4.780				63,460		Aug 23, 2014

		NV ord	43,866		€10.30				43,866		Aug 23, 2014

	2005	PLC ord	154,517		£5.335				154,517		Feb 17, 2015

		NV ord	105,412		€11.31				105,412		Feb 17, 2015

	2006	PLC ord	178,895		£5.305				178,895		Mar 13, 2016

		NV ord	120,198		€11.47				120,198		Mar 13, 2016

	2007	PLC ord	130,060		£6.445				—		Lapsed

		NV ord	85,897		€14.51				—		Lapsed

	2008	PLC ord	143,000		£6.275				143,000		Lapsed*

		NV ord	94,000		€12.21				94,000		Lapsed*

	2009	PLC ord	146,923		£5.420				146,923	Feb 19, 2012	Feb 19, 2019

		NV ord	95,399		€9.415				95,399	Feb 19, 2012	Feb 19, 2019

LTIP	2004	PLC ord	325,163		£4.78				325,163		Aug 23, 2014

		NV ord	224,766		€10.30				224,766		Aug 23, 2014

Total PLC ords			1,142,018						1,011,958

Total NV ords			769,538						683,641

*	Lapsed prior to the date of this report

			No. of						No. of
			unvested	No. of		No. of		Notional	unvested
			shares	shares	Market	shares	Market	gross	shares
			held on	awarded	price per	vested	price per	gains at	held on
	Year of	Type of	Jan 1,	during	share at	during	share at	vesting	Dec 31,	Date of
Shares	grant	security	2010	2010	award	2010	vesting	£/€	2010	vesting

BIP	2007	NV ord	27,572		€13.49				—	Lapsed
	2008	NV ord	30,318		€12.44				—	Lapsed
	2009	NV ord	57,216		€8.201				—	Lapsed
	2010	NV ord		140,378	€8.310				140,378	Q1 2013
LTIP	2007	PLC ord	61,453		£6.445				—	Lapsed
		NV ord	40,586		€14.51				—	Lapsed
	2008	PLC ord	68,500		£6.275				68,500	Lapsed*
		NV ord	45,000		€12.21				45,000	Lapsed*
	2009	PLC ord	103,902		£5.420				103,902	Feb 19, 2012
		NV ord	67,465		€9.415				67,465	Feb 19, 2012
REGP	2010	PLC ord		643,086	£4.665				643,086	50% Q1 2013
										50% Q1 2015
		NV ord		422,310	€8.310				422,310	50% Q1 2013
										50% Q1 2015

Total PLC ords			233,855	643,086					815,488
Total NV ords			268,157	562,688					675,153

*	Lapsed prior to the date of this report

Mark Armour

			No. of	No. of		No. of		Gross	No. of
			options	options		options	Market	gains	options
			held on	granted		exercised	price per	made on	held on	Unvested	Options
	Year of	Option	Jan 1,	during	Option	during	share at	exercise	Dec 31,	options	exercisable
Options	grant	over:	2010	2010	price	2010	exercise	£/€	2010	vesting on:	until:

ESOS	2001	PLC ord	62,974		£6.590				62,974		Feb 23, 2011

		NV ord	44,882		€14.75				44,882		Feb 23, 2011

	2002	PLC ord	74,000		£6.000				74,000		Feb 22, 2012

		NV ord	51,926		€13.94				51,926		Feb 22, 2012

	2005	PLC ord	150,422		£5.335				150,422		Feb 17, 2015

		NV ord	102,618		€11.31				102,618		Feb 17, 2015

	2006	PLC ord	158,836		£5.305				158,836		Mar 13, 2016

		NV ord	106,720		€11.47				106,720		Mar 13, 2016

	2007	PLC ord	130,740		£6.445				—		Lapsed

		NV ord	86,347		€14.51				—		Lapsed

	2008	PLC ord	144,000		£6.275				144,000		Lapsed*

		NV ord	94,000		€12.21				94,000		Lapsed*

	2009	PLC ord	147,692		£5.420				147,692	Feb 19, 2012	Feb 19, 2019

		NV ord	95,899		€9.415				95,899	Feb 19, 2012	Feb 19, 2019

LTIP	2004	PLC ord	290,481		£4.872				290,481		Feb 19, 2014

		NV ord	199,467		€10.57				199,467		Feb 19, 2014

SAYE	2010	PLC ord		2,173	£4.176				2,173	Aug 1, 2013	Feb 1, 2014

Total PLC ords			1,159,145	2,173					1,030,578

Total NV ords			781,859						695,512

*	Lapsed prior to the date of this report

			No. of						No. of
			unvested	No. of		No. of		Notional	unvested
			shares	shares	Market	shares	Market	gross	shares
			held on	awarded	price per	vested	price per	gains at	held on
	Year of	Type of	Jan 1,	during	share at	during	share at	vesting	Dec 31,	Date of
Shares	grant	security	2010	2010	award	2010	vesting	£/€	2010	vesting

BIP	2007	PLC ord	19,859		£6.155				—	Lapsed
		NV ord	13,371		€13.49				—	Lapsed
	2008	PLC ord	25,291		£6.600				—	Lapsed
		NV ord	16,993		€12.44				—	Lapsed
	2009	PLC ord	27,886		£4.985				—	Lapsed
		NV ord	18,568		€8.201				—	Lapsed
	2010	PLC ord		65,054	£4.665				65,054	Q1 2013
		NV ord		42,512	€8.310				42,512	Q1 2013
LTIP	2007	PLC ord	61,775		£6.445				—	Lapsed
		NV ord	40,799		€14.51				—	Lapsed
	2008	PLC ord	67,000		£6.275				67,000	Lapsed*
		NV ord	44,000		€12.21				44,000	Lapsed*
	2009	PLC ord	76,397		£5.420				76,397	Feb 19, 2012
		NV ord	49,605		€9.415				49,605	Feb 19, 2012
REGP	2010	PLC ord		394,495	£4.665				394,495	50% Q1 2013
										50% Q1 2015
		NV ord		259,062	€8.310				259,062	50% Q1 2013
										50% Q1 2015

Total PLC ords			278,208	459,549					602,946
Total NV ords			183,336	301,574					395,179

*	Lapsed prior to the date of this report

Andrew Prozes

			No. of	No. of		No. of		Gross	No. of
			options	options		options	Market	gains	options
			held on	granted		exercised	price per	made on	held on	Unvested	Options
	Year of	Option	Jan 1,	during	Option	During	share at	exercise	Dec 31,	options	exercisable
Options	grant	over:	2010	2010	price	2010	exercise	£/€	2010	vesting on:	until:

ESOS	2001	PLC ord	83,785		£6.590				83,785		Feb 23, 2011
		NV ord	59,714		€14.75				59,714		Feb 23, 2011
	2002	PLC ord	103,722		£6.000				103,722		Feb 22, 2012
		NV ord	72,783		€13.94				72,783		Feb 22, 2012
	2003	PLC ord	132,142		£4.515	1,000	£5.110	£595	131,142		Feb 21, 2013
		NV ord	94,086		€9.34				94,086		Feb 21, 2013
	2004	PLC ord	162,666		£4.872				162,666		Dec 31, 2013
		NV ord	111,699		€10.57				111,699		Dec 31, 2013
	2005	PLC ord	154,517		£5.335				154,517		Dec 31, 2013
		NV ord	105,412		€11.31				105,412		Dec 31, 2013
	2006	PLC ord	182,303		£5.305				182,303		Dec 31, 2013
		NV ord	122,487		€11.47				122,487		Dec 31, 2013
	2007	PLC ord	132,537		£6.445				—		Lapsed
		NV ord	87,533		€14.51				—		Lapsed
	2008	PLC ord	145,000		£6.275				145,000		Dec 31, 2013
		NV ord	96,000		€12.21				96,000		Dec 31, 2013
	2009	PLC ord	149,722		£5.420				99,815		Dec 31, 2013*
		NV ord	97,216		€9.415				64,811		Dec 31, 2013*
LTIP	2004	PLC ord	304,558		£4.872				304,558		Dec 31, 2013
		NV ord	209,133		€10.57				209,133		Dec 31, 2013

Total PLC ords			1,550,952			1,000		£595	1,367,508
Total NV ords			1,056,063						936,125

			No. of						No. of
			unvested	No. of		No. of		Notional	unvested
			shares	shares	Market	shares	Market	gross	Shares
			held on	awarded	price per	vested	price per	gains at	held on
	Year of	Type of	Jan 1,	during	share at	during	share at	Vesting	Dec 31,	Date of
Shares	grant	security	2010	2010	award	2010	vesting	£/€	2010	vesting

BIP	2007	PLC ord	21,548		£6.155				—	Lapsed
		NV ord	14,574		€13.49				—	Lapsed
	2008	PLC ord	20,030		£6.600				—	Lapsed
		NV ord	13,505		€12.44				—	Lapsed
	2009	PLC ord	32,335		£4.985				—	Lapsed
		NV ord	21,626		€8.201				—	Lapsed
	2010	PLC ord		88,687	£4.665				29,562	Q1 2013*
		NV ord		58,545	€8.310				19,515	Q1 2013*
LTIP	2007	PLC ord	62,623		£6.445				—	Lapsed
		NV ord	41,359		€14.51				—	Lapsed
	2008	PLC ord	68,000		£6.275				68,000	Lapsed**
		NV ord	44,500		€12.21				44,500	Lapsed**
	2009	PLC ord	105,881		£5.420				70,587	Feb 19, 2012*
		NV ord	68,750		€9.415				45,833	Feb 19, 2012*

Total PLC ords			310,417	88,687					168,149
Total NV ords			204,314	58,545					109,848

*	Awards have been pro-rated for service

**	Lapsed prior to the date of this report.

The number of shares and options that vest in respect of all outstanding (unvested) awards under the multi-year incentives depend on the extent to which performance conditions are met.

In respect of the REGP, the maximum number of shares that can vest is 150% of the number of shares shown in the tables above. In respect of ESOS and BIP, the number of awards shown in the table is the maximum capable of vesting. ESOS awards vest on the third anniversary and expire on the tenth anniversary of the date of grant. For LTIP, the number of shares shown in the share tables reflects the target award. The target award under the 2009-11 cycle of LTIP vests for achieving Adjusted EPS growth of 12% and median TSR relative to an industry comparator group. Depending on actual Adjusted EPS growth and TSR, the proportion of the target award that may vest could be lower or higher. The maximum that can potentially vest in respect of these awards is 189% of the number of shares comprised in the target awards shown in the tables above.

Options under the SAYE Scheme, in which all eligible UK employees are invited to participate, are granted at a maximum discount of 20% to the market price at time of grant. They are normally exercisable after the expiry of three or five years from the date of grant. No performance targets are attached to these option grants as the SAYE Scheme is an all-employee scheme.

The middle market price of a Reed Elsevier PLC ordinary share at the date of award of grants in 2010 under the REGP and BIP was £4.665. The middle market price of a Reed Elsevier NV ordinary share at the date of award of grants in 2010 under the REGP and BIP was €8.31.

The middle market price of a Reed Elsevier PLC ordinary share during the year was in the range of £4.606 to £5.63 and at December 31, 2010 was £5.415. The middle market price of a Reed Elsevier NV ordinary share during the year was in the range of €8.174 to €10.115 and at December 31, 2010 was €9.257.

REED ELSEVIER

As of December 31, 2010 Reed Elsevier operated and/or had awards outstanding under a number of equity-based plans as follows:

(i)	All-Employee Equity-Based Plans

Reed Elsevier’s all-employee equity-based plans comprise:

(a)	Reed Elsevier Group plc SAYE Share Option Scheme (the “SAYE Scheme”)

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

On joining the SAYE Scheme, a save as you earn contract (a “Savings Contract”) must be entered into with an appropriate savings body, under which savings of between £10 and £250 per month may be made to such savings body for a period of three or five years. A bonus is payable under the Savings Contract at the end of the savings period. The amount of the monthly contributions may be reduced if applications exceed the number of Reed Elsevier PLC ordinary shares available for the grant of options on that occasion.

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

This facility consists of an annual issue by Reed Elsevier NV of a convertible debenture loan (the “Netherlands Convertible Debenture Stock Scheme”) that is open for subscription by Dutch staff employed by Reed Elsevier companies in the Netherlands or temporarily seconded to affiliates abroad. The interest rate of the scheme is determined on the basis of the average interest for 10-year loans at the end of the year preceding the year in which the loan would be issued and be open for subscription. With effect from February 19, 2004 for new issues, interest is determined quarterly on the basis of market rates on internet savings accounts in the Netherlands. Employees can annually subscribe for one or more debentures of €200 each, up to a maximum amount equal to 20% of the equivalent of their fixed annual salary components. Interest is payable in arrears in the month of January following the subscription year. The loans have a term of 10 years. During the 10-year term of the loan employees can decide to convert their claim on the Company into shares at an exercise price equal to the price of a Reed Elsevier NV ordinary share on Euronext Amsterdam at the end of the month in which the employee has subscribed for the loan (the “exercise price”). Each debenture of €200 can be converted into 50 ordinary shares in Reed Elsevier NV against payment of 50 times the exercise price, less €200.

(ii)	Executive Equity-Based Plans

Reed Elsevier’s executive equity-based plans comprise:

(a)	Reed Elsevier Group plc Growth Plan (“REGP”)

See pages 45 to 47 for a description of this plan.

(b)	Executive share option schemes (“ESOS”)

The plans in this category comprise the Reed Elsevier Group plc Share Option Scheme 2003 (“ESOS 2003”) (see page 48 for a description of this plan), the Reed Elsevier Group plc Executive U.K. Share Option Scheme 1993 and the Reed Elsevier Group plc Executive Overseas Share Option Scheme 1993 (together “ESOS 1993”). ESOS 1993 has expired and all outstanding awards under these plans have vested and will lapse, to the extent they remain unexercised, on the tenth anniversary of the date of grant.

(c)	Bonus investment plans (“BIP”)

The plans in this category comprise the Reed Elsevier Group plc Bonus Investment Plan 2010 (“BIP 2010”) (see pages 48 and 49 for a description of this plan) and the Reed Elsevier Group plc Bonus Investment Plan 2003 (“BIP 2003”).

No awards were made in 2010 under the BIP 2003 and no awards will be made under this plan in 2011. Awards granted under the BIP 2003 to executive directors under the 2008-10 and 2009-11 cycles of this plan lapsed during the year. The vesting of awards held by other participants under the 2009-11 cycle of BIP 2003 is subject to: (i) meeting a performance hurdle of average compound growth in adjusted EPS at constant currencies of 8% p.a. over the three-year period ending December 31, 2011; (ii) retaining the underlying personal investment (investment shares); and (iii) continued employment (except for certain categories of approved leavers).

(d)	Reed Elsevier Group plc Retention Share Plan (“RSP”)

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

In addition, since 2006, employees eligible to participate in the ESOS 2003 (see (b) above), other than executive directors, have been able to choose prior to the date of grant whether to receive all or part of their grant in the form of restricted shares based on a pre-determined conversion ratio of one share for every five options that would otherwise be granted to them under ESOS 2003. The RSP is the vehicle used to deliver the award of restricted shares. The restricted shares vest after the expiry of three years from the date of grant, subject to the participant remaining employed by Reed Elsevier or a participating company under its control. The restricted shares awarded are satisfied by market purchase shares.

On termination of employment, unvested awards made under the plan lapse (except for certain categories of approved leavers).

(e)	Other multi-year incentives

The plans in this category comprise Reed Elsevier Group plc Long-Term Incentive Plan 2010 (“LTIP 2010”), the Lexis-Nexis Risk & Information Analytics Group Long-Term Incentive Plan (“RIAG LTIP”) and the Reed Elsevier Group plc Long Term Incentive Share Option Scheme 2003 (“LTIS 2003”) (see pages 49 and 50 for a description of this plan).

The LTIP 2010 was implemented in 2010 and awards were made during 2010 under this plan. The plan applies to senior executives (including executive officers) other than executive directors. Awards are in the form of restricted shares which vest subject to performance over three financial years. Awards are satisfied with shares purchased in the market. The performance conditions attached to awards made in 2010 under this plan mirror those applicable to years one to three (i.e. 2010 through to 2012) of the REGP (see pages 45 to 47 for details). The targets applicable to awards to be made in 2011 under this plan continue to be aligned to the REGP. The vesting of awards is also subject to participants meeting a minimum shareholding requirement and continued employment (except for certain categories of approved leavers). Dividend equivalents accrue over the performance period and are paid out in cash at the end to the extent that the awards vest.

The RIAG LTIP was put in place in connection with the acquisition of ChoicePoint. A small number of senior executives in the risk business were granted awards under this plan in 2009 and 2010 (instead of awards under the LTIS 2003). The awards take the form of conditional shares which vest subject to performance against business unit financial metrics measured over a three-year performance period – the applicable metrics and targets are commercially sensitive. The maximum award that can vest under this plan is 189% of the grant award. The vesting of awards is also subject to participants meeting minimum shareholding requirements and continued employment (except for certain categories of approved leavers). Dividend equivalents accrue over the performance period and are paid out in cash at the end to the extent that the award vests.

The LTIS 2003 enables the grant of options and restricted shares. Options previously granted under this plan vested subject to performance and will lapse, to the extent they remain unexercised, on the tenth anniversary of the date of grant. No awards were made under the LTIS 2003 in 2010 and no awards will be made under this plan in 2011.

Dilution

No options may be granted over new issue shares under the SAYE Scheme, ESOS 2003, ESOS 1993 and LTIS 2003 if they would cause the number of Reed Elsevier PLC ordinary shares issued or issuable in any 10-year period to exceed in aggregate 10% of the issued share capital of Reed Elsevier PLC from time to time. The number of Reed Elsevier NV ordinary shares which may be issued or issuable under the Netherlands Convertible Debenture Stock Scheme, ESOS 2003, ESOS 1993 and LTIS 2003 will be determined by the combined board of Reed Elsevier NV, but shall not exceed the percentage limit set out above in relation to Reed Elsevier PLC ordinary shares.

At December 31, 2010, the estimated dilution over a 10-year period from awards over Reed Elsevier PLC shares under all equity-based plans was 5.4% of the Reed Elsevier PLC share capital. The estimated dilution over the same period in respect of awards over Reed Elsevier NV shares was 6% of the Reed Elsevier NV share capital at December 31, 2010. The estimated dilution in relation to executive equity-based plans was 5% of the Reed Elsevier PLC and 5.5% of the Reed Elsevier NV share capital at December 31, 2010.

Share options and conditional share awards

At February 16, 2011 the total number of ordinary shares subject to outstanding options was:

	Number of
	outstanding	Options over	Option price
	options	shares	range

SAYE Scheme	2,316,374	Reed Elsevier PLC	£4.016	— £5.04
Netherlands Convertible Debenture Stock Scheme	2,363,500	Reed Elsevier NV	€7.354	— €15.43
ESOS	27,963,799	Reed Elsevier PLC	£4.20	— £7.00
	20,136,209	Reed Elsevier NV	€7.301	— €16.00
LTIS 2003	2,043,930	Reed Elsevier PLC	£4.78	— £5.245
	1,578,113	Reed Elsevier NV	€10.30	— €11.35

Share options are expected, upon exercise, to be met principally by the issue of new ordinary shares, but may also be met from shares held by the Reed Elsevier Group plc Employee Benefit Trust.

At February 16, 2011 the following conditional share awards were also outstanding:

	Number of
	outstanding	Awards over
	awards	shares in

REGP	1,037,581	Reed Elsevier PLC
	681,372	Reed Elsevier NV
BIP*	1,846,042	Reed Elsevier PLC
	916,259	Reed Elsevier NV
RSP	1,846,183	Reed Elsevier PLC
	1,206,659	Reed Elsevier NV
Other multi-year incentives	3,482,100	Reed Elsevier PLC
	2,275,402	Reed Elsevier NV

*	For disclosure purposes, any Reed Elsevier PLC and Reed Elsevier NV ADRs awarded under this plan have been converted into ordinary share equivalents.

These awards will be met by the Reed Elsevier Group plc Employee Benefit Trust from shares purchased in the market.

REED ELSEVIER

Share ownership

The interests of those individuals who were directors of Reed Elsevier PLC and Reed Elsevier NV as at December 31, 2010 in the issued share capital of the respective companies at the beginning and end of the year are shown below.

	Reed Elsevier PLC		Reed Elsevier NV
	ordinary shares		ordinary shares
	January 1,	December 31,	January 1,	December 31,
	2010*	2010	2010*	2010

Mark Armour	248,742	248,742	136,889	136,889
Mark Elliott	—	—	—	—
Erik Engstrom	107,040	107,040	365,580	383,450
Anthony Habgood	50,000	50,000	—	25,000
Lisa Hook	—	—	—	—
Marike van Lier Lels	—	—	—	—
Robert Polet	—	—	—	—
Andrew Prozes	148,142	148,142	112,004	112,004
David Reid	—	—	—	—
Lord Sharman	—	—	—	—
Ben van der Veer	—	—	1,298	1,298

*	On date of appointment if subsequent to January 1, 2010.

The interests of the executive directors of Reed Elsevier PLC and Reed Elsevier NV in the issued share capital of the respective companies as at March 7, 2011 were:

	Interest in	Interest in
	Reed Elsevier	Reed Elsevier
	PLC ordinary	NV ordinary
	shares	shares

Erik Engstrom	107,040	383,450
Mark Armour	248,742	136,889

Employee Benefit Trust

Any securities required to satisfy entitlements under the REGP, the RSP, the BIP and the other multi-year incentives are provided by the Employee Benefit Trust (EBT) from market purchases. As a potential beneficiary under the EBT in the same way as other employees of Reed Elsevier, each executive director is deemed to be interested in all the shares held by the EBT which at December 31, 2010 amounted to 14,654,161 Reed Elsevier PLC ordinary shares (1.17% of issued share capital) and 7,781,790 Reed Elsevier NV ordinary shares (1.01% of issued share capital). These numbers include ordinary share equivalents held in the form of Reed Elsevier PLC ADRs and Reed Elsevier NV ADRS.

Shares and options held by executive officers

The following table indicates the total aggregate number of Reed Elsevier PLC ordinary shares and Reed Elsevier NV ordinary shares beneficially owned and the total aggregate number of share options and conditional share awards granted to the executive officers (other than directors) of Reed Elsevier Group plc (three persons) as a group in office as of February 16, 2011:

Reed
		Elsevier	Reed		Reed
	Reed	PLC	Elsevier		Elsevier NV	Reed
	Elsevier	ordinary	PLC	Reed	ordinary	Elsevier NV
	PLC	shares	conditional	Elsevier NV	shares	conditional
	ordinary	subject to	share	ordinary	subject to	share
	shares	options	awards	shares*	options	awards

Executive officers (other than directors) as a group	249,786	639,529	307,253	54,359	428,445	141,960

*	The Reed Elsevier NV ordinary shares are in registered form, although most ordinary shares are traded in the Dutch Security giro system administered by Euroclear Netherlands.

The options over Reed Elsevier PLC ordinary shares included in the above table are exercisable at prices ranging from £4.515 to £6.59 per share and between the date hereof and 2020. The options over Reed Elsevier NV ordinary shares included in the above table are exercisable at prices ranging from €8.31 to €14.75 per share and between the date hereof and 2020. The Reed Elsevier PLC and Reed Elsevier NV conditional share awards included in the above table will vest between 2011 and 2013.

ITEM 7: MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

REED ELSEVIER PLC

Substantial share interests

As at March 7, 2011, the company had been notified by the following shareholders that they held an interest of 3% or more in voting rights(1) of the issued share capital of the company:

Identity of Person or Group	% of Class

Legal & General Group plc	4.30
Silchester International Investors Limited	3.03

The percentage interests stated above are as disclosed at the date on which the interests were notified to the company.

In addition to the interests noted above, the company is aware that as at the year end(2) Scottish Widows Investment Partnership held, approximately, a 4.83% shareholding in the company and BlackRock Group held, approximately, a 4.22% shareholding in the company.

(1)	Under the UK Disclosure and Transparency Rules, subject to certain limited exceptions, persons or groups with an interest of 3% or more in voting rights of the issued Reed Elsevier PLC ordinary share capital are required to notify Reed Elsevier PLC of their interest.

(2)	Under the UK Large and medium-sized Companies and Groups (Accounts and Reports) Regulations 2008, Reed Elsevier PLC is required to disclose information they are aware of regarding the identity of each person with a significant direct or indirect holding of securities in Reed Elsevier PLC as at the financial year end.

As far as Reed Elsevier PLC is aware, except as disclosed herein, it is neither directly or indirectly owned nor controlled by one or more corporations or by any government.

At December 31, 2010 there were 19,517 ordinary shareholders, including the depository for Reed Elsevier PLC’s ADR programme, with a registered address in the United Kingdom, representing 98.57% of shares issued.

Reed Elsevier PLC is not aware of any arrangements the operation of which may at a subsequent date result in a change in control of Reed Elsevier PLC. The major shareholders of Reed Elsevier PLC do not have different voting rights to other ordinary shareholders.

REED ELSEVIER NV

As of March 7, 2011 Reed Elsevier NV is aware of the following disclosable interests of 5% or more in the issued Reed Elsevier NV ordinary shares based on the public database of and on notification received from the Netherlands Authority for the Financial Markets(1) or provided as a Schedule 13G filing(2):

Identity of Person or Group	% of Class

Reed Elsevier PLC(3)	5.80
ING Group N.V.	5.73
Mondrian Investment Partners Limited	5.24

(1)	Under Article 5:38 of the Netherlands Financial Markets Supervision Act, any person acquiring or disposing of shares or voting rights in public companies established under the laws of the Netherlands listed on a stock exchange in the European Union, is required to notify the Netherlands Authority for the Financial Markets (AFM) without delay if such person knows, or should know, that such interest therein reaches, exceeds or drops below a 5% or 10% threshold. No interest in the shares or voting rights of Reed Elsevier NV of 10% or more has been disclosed in the AFM’s registers.

(2)	The Securities Exchange Act of 1934 requires any person who has, as at the end of the calendar year, a direct or indirect beneficial interest in 5% or more of the issued share capital of a company, to file a statement on Schedule 13G with the Securities and Exchange Commission reporting such interest within 45 days following the end of the calendar year.

(3)	Reed Elsevier PLC’s interest comprises a holding of R shares of €0.70 nominal value each held by a subsidiary of Reed Elsevier PLC, and represent a 5.8% indirect equity interest in the total share capital of Reed Elsevier NV.

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

ITEM 8: FINANCIAL INFORMATION

FINANCIAL STATEMENTS

See Item 18: Financial Statements.

DIVIDEND POLICY

Dividends to Reed Elsevier PLC and Reed Elsevier NV shareholders are, other than in special circumstances, equalised at the gross level, including the benefit of the UK attributable tax credit of 10% received by certain Reed Elsevier PLC shareholders. The exchange rate used for each dividend calculation as defined in the Reed Elsevier merger agreement is the spot euro/sterling exchange rate, averaged over a period of five business days commencing with the tenth business day before the announcement of the proposed dividend. The boards of Reed Elsevier PLC and Reed Elsevier NV have adopted progressive dividend policies in recent years in respect of their equalised dividends that, subject to currency considerations, more closely align dividend growth with growth in adjusted earnings, consistent with the dividend normally being covered over the longer term at least two times by adjusted earnings (i.e. before the amortisation and impairment of acquired intangible assets and goodwill, exceptional restructuring and acquisition related costs, disposal gains and losses and other non operating items, related tax effects and movements in deferred tax assets and liabilities that are not expected to crystallise in the near term and includes the benefit of tax amortisation where available on acquired goodwill and intangible assets).

Reed Elsevier NV may resolve that the dividend to be paid on each R Share shall be lower than the dividend to be paid on each ordinary share, but not less than 1% of the nominal value of an R Share.

LEGAL PROCEEDINGS

Beginning in 2005, various of Reed Elsevier’s subsidiaries in the United States became the subject of legal proceedings and federal and state regulatory actions relating to data security breaches, pursuant to which unauthorised persons obtained personal identifying information from Reed Elsevier databases, or alleged breaches of federal privacy laws in connection with the obtaining and disclosure by such subsidiaries of information without the consent of the individuals involved. The principal actions and investigations have been settled, with the substantial portion of cash payments agreed to be paid by these subsidiaries being reimbursed by insurance and third-party indemnities. The settlements generally require strict data security programs, submissions of regulatory reports and on-going monitoring by independent third parties to ensure Reed Elsevier’s compliance with the terms of those settlements. While the costs of such on-going monitoring will be borne by Reed Elsevier, neither the costs of compliance nor the costs of such on-going monitoring are expected to have a material adverse effect on our financial position or the results of our operations.

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

In addition to the background screening report business, certain other public records businesses of LexisNexis Risk Solutions are subject to the FCRA. In the normal course of its business, LexisNexis Risk Solutions is subject to claims of litigants seeking to expand the application of the FCRA. Most of these claims relate to whether LexisNexis Risk Solutions should be deemed a “furnisher” under the FCRA in the conduct of those businesses and the degree of separation required to be maintained between databases used for FCRA-regulated purposes and databases used for purposes not regulated under the FCRA. These proceedings have not had, and are not expected to have, a material adverse effect on our financial position or the results of our operations.

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

	Pence per ordinary share		US dollars per ADS
Calendar Periods	High	Low	High	Low

2010	563	461	35.70	26.82
2009	560	420	33.56	26.20
2008	690	451	54.60	27.06
2007	690	558	54.85	44.02
2006	608	504	46.17	35.90
2005	554	475	42.67	35.26

2010
Fourth Quarter	563	509	35.65	31.73
Third Quarter	561	490	35.70	29.74
Second Quarter	545	461	33.94	26.82
First Quarter	526	482	33.71	29.91

2009
Fourth Quarter	516	455	32.93	29.38
Third Quarter	492	420	32.48	27.67
Second Quarter	543	452	33.56	27.55
First Quarter	560	477	32.36	26.20

2008
Fourth Quarter	586	451	40.82	27.06
Third Quarter	636	528	47.25	37.25
Second Quarter	670	567	53.49	44.83
First Quarter	690	582	54.60	45.47

Month
February 2011 (through February 16, 2011)	591	554	37.74	35.79
January 2011	570	530	36.25	32.87
December 2010	542	515	33.57	32.27
November 2010	538	509	34.70	31.73
October 2010	563	529	35.65	33.49
September 2010	552	535	34.36	32.89
August 2010	561	515	35.70	31.84

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

The table below sets forth, for the periods indicated, the high and low closing middle market quotations for the Reed Elsevier NV Ordinary Shares on Euronext Amsterdam NV as derived from the Officiële Prijscourant of Euronext Amsterdam NV and the high and low last reported sales prices in US dollars for the Reed Elsevier NV ADSs on the New York Stock Exchange, as derived from the New York Stock Exchange Composite Tape, and reported by Thomson Reuters Datastream:

	€ per ordinary share		US dollars per ADS
Calendar Periods	High	Low	High	Low

2010	10.12	8.17	26.93	20.14
2009	9.42	7.19	25.05	19.85
2008	13.69	7.72	39.61	20.73
2007	14.89	11.49	40.49	33.20
2006	13.72	11.08	35.25	26.72
2005	11.91	10.03	31.06	26.25

2010
Fourth Quarter	9.66	9.01	26.93	23.45
Third Quarter	10.12	8.92	26.64	22.19
Second Quarter	9.35	8.17	24.98	20.14
First Quarter	9.00	8.29	24.83	22.73

2009
Fourth Quarter	8.60	7.58	24.67	22.11
Third Quarter	8.42	7.19	23.94	20.23
Second Quarter	9.00	7.61	24.72	20.06
First Quarter	9.42	7.92	25.05	19.85

2008
Fourth Quarter	10.97	7.72	30.00	20.73
Third Quarter	11.63	9.66	34.22	28.20
Second Quarter	12.71	10.54	39.54	32.95
First Quarter	13.69	11.45	39.61	33.81

Month
February 2011 (through February 16, 2011)	10.27	9.63	27.84	26.37
January 2011	9.84	9.26	26.82	24.20
December 2010	9.35	9.08	24.88	23.86
November 2010	9.53	9.01	26.47	23.45
October 2010	9.66	9.15	26.93	25.00
September 2010	9.82	9.25	25.65	24.30
August 2010	10.12	9.29	26.64	23.46

ITEM 10: ADDITIONAL INFORMATION

MEMORANDUM AND ARTICLES OF ASSOCIATION

REED ELSEVIER PLC

REED ELSEVIER PLC (the “Company”)

At the Company’s Annual General Meeting held in April 2010, shareholders passed a special resolution to adopt new Articles of Association (the “Articles”) to reflect fully the implementation of the UK Companies Act 2006 (the “Act”).

A copy of the Company’s current Articles is incorporated by reference from Exhibit 4.1 to the Registration Statement on Form S-8 filed with the SEC on May 25, 2010 — see “Item 19: Exhibits” on page S-1.

The following is a summary of the current Articles. As a summary, it is not exhaustive and is qualified in its entirety by reference to UK law and the Articles.

Company’s Objects

The Company’s objects are unrestricted.

Share Capital

As at December 31, 2010, the company’s issued ordinary share capital comprised 1,249,286,224 shares of 14 51/116p of which 34,196,298 shares are held in treasury. Reed Elsevier PLC shares may be held in certificated or uncertificated form.

The Company by ordinary resolution and subject to the Act may:

1.	Allot shares up to a limit of 1/3 of the issued share capital, a further 1/3 of the issued share capital may be allotted but only in connection with a fully pre-emptive rights issue;

2.	Sub-divide all or part of the share capital into shares of a smaller nominal value than the existing shares; and

3.	Consolidate and divide all or part of the share capital into shares of a larger nominal value than the existing shares.

All shares created by increase of the Company’s share capital by consolidation, division or sub-division shall be subject to all the provisions of the Articles.

The Company by special resolution and subject to the Act may:

1.	Disapply shareholders pre-emption rights on new issue shares up to a limit of 5% of the issued share capital;

2.	Buyback its own shares up to a limit of 10% of the issued share capital; and

2.	Reduce its share capital.

Transfer of ordinary shares

A certificated shareholding may be transferred in the usual form or in any other form approved by the board. The board in its discretion may refuse to register the transfer of a certificated share unless the instrument of transfer:

1.	is stamped or certified and lodged, at the registered office or other place that that board decide, accompanied by the relevant share certificate and any other evidence that the board may reasonably require to prove a legitimate right to transfer;

2.	is in respect of only one class of shares;

3.	is in favour of not more than four transferees; and

4.	is not fully paid.

Where the board refuses to register a transfer of certificated shares, it must notify the transferee of the refusal within two months after the date on which the instrument of transfer was lodged with the Company.

For those members holding uncertificated shares, such transfers must be conducted using a relevant system as defined in the UK Uncertificated Securities Regulations 2001.

Untraced shareholders

The Company is entitled to sell any of its ordinary shares if during the period of twelve years prior to the publication of any advertisement stating the intent to sell, the following is true:

1.	The Company has waited three months since the publication of the advertisement;

2.	At least three dividends have become payable on the shares which have remained uncashed; and

3.	During the three month period the company has received no indication of the location, or existence of the member or, entitled person by way of transmission.

Dividend Rights

Subject to the provisions of the Act, the shareholders may by ordinary resolution declare a dividend no larger than the amount recommended by the board. Interim dividends may also be payable if the board deems that there is sufficient profit available for distribution. Except as otherwise provided by the rights attached to the shares, all dividends shall be declared and paid according to the amounts paid up on the shares on which the dividend is declared. No dividend payable in respect of a share shall bear interest against the Company, unless otherwise provided by the rights attached to the share.

Unclaimed dividends

Any dividend which remains unclaimed for 12 years from the date when it became due for payment shall, if the board so resolves, be forfeited and cease to be owed by the Company to the shareholder. The Company may stop issuing dividend cheques or warrants:

1.	Where on at least two consecutive occasions dividend cheques/warrants are left uncashed or returned undelivered; or

2.	Where after one such occasion reasonable enquiries have failed to establish an updated address.

If the member goes onto claim a dividend or warrant, the Company must recommence issuing dividends and warrants.

Distribution of assets on winding up

In the event of the company being wound up, on the authority of a special resolution of the Company and subject to the UK Insolvency Act 1986 the liquidator may:

1.	Divide among the members the whole or any part of the assets of the Company.

2.	Value any assets and determine how the division should be made between the members or different classes of members.

3.	Place the whole or any part of the assets in trust for the benefit of the members and determine the scope and terms of these trusts.

A member cannot be compelled to accept an asset with an inherent liability.

Variation of rights

Subject to the Act, where the capital of the Company is divided into different classes of shares, the unique rights attached to the respective classes may be varied or cancelled:

1.	With the written consent of the holders of 75% in nominal value of the issued shares of the class (excluding any treasury shares held in that class); or

2.	By authority of a special resolution passed at a separate general meeting of the holders of the shares of the class.

General meetings of shareholders

Subject to the Act, the company must hold a general meeting every year. The board may convene a general meeting when necessary and must do so promptly upon requisition by the shareholders. The notice period for annual general meetings is 21 clear days and 14 days for other general meetings. Subject to the Act and the Articles, the notice shall be sent to every member at their registered address. If, on two consecutive occasions notices are sent to a members registered address and have been returned undelivered the member shall not be entitled to receive any subsequent notice.

Voting rights

On a poll, every shareholder present has one vote and every proxy duly appointed by a member has one vote. No member is entitled to vote on a partly paid share. The board also has the discretion to prevent a member from voting in person or by proxy if they are in default of a duly served notice under section 793 of the Act, concerning a request for information about interest in the company’s shares.

Directors Interests

Subject to the provisions of the Act, where a Directors declares an interest to the board, the board may authorise the matter proposed to it which would otherwise constitute a conflict of interest and place a director in breach of their statutory duty. Such authorisation is effective where the director in question is not included in the quorum for the meeting and the matter was agreed without their vote, or would have been agreed to had their vote not been counted. A directors duty to declare an interest does not apply in the circumstances provided for by section 177(5) and 177(6) of the Act. A director:

1.	May be a party to, or otherwise interested in, any transaction or arrangement with the Company or in which the Company is otherwise (directly or interested in);

2.	May act solely or with his firm in a professional capacity (not as auditor) for the Company and shall be entitled to remuneration for his professional services, notwithstanding his position as director; and

3.	May be interested in a body corporate in which the Company is directly or indirectly interested or where the relationship between the director and the body corporate is at the request or direction of the Company.

A director with a declared interest that has been authorised by the board, is not liable to account to the Company or its shareholders for any benefits received.

Directors’ Remuneration

The remuneration of any executive director shall be determined by the board. It may include (without limitation) admission to or continuance of membership of any scheme (including share acquisition schemes), life assurance, pension provision or other such benefits payable to the director on or after retirement, or to his dependants on or after death.

For directors who do not hold an executive position in the company, their remuneration shall not exceed in aggregate £500,000 per annum or such higher amount as the Company may determine by ordinary resolution from time to time. Each director shall be paid a fee for their services which are deemed to accrue from day to day at such rate as determined by the board.

The directors may grant extra remuneration to any director who does not hold executive office but sits on any committee of the board, or performs any other special services at the request of the Company. This extra remuneration may be paid in addition to, or in substitution for the ordinary remuneration.

Directors’ appointment/retirement/removal

The board may appoint a person willing to act as director, either to fill a vacancy or as an additional director, provided the upper limit set by the Articles is not exceeded. The Company may by ordinary resolution remove any director from office, no special notice need be given and no director proposed for removal under the Articles has a right of protest against such removal.

Borrowing powers

Subject to the Act, the board may exercise all the powers of the Company to borrow money, guarantee, indemnify, mortgage or charge its undertaking, property, assets (present and future) and uncalled capital and to issue debentures and other securities whether outright or as collateral security for any debt, liability or obligation of the Company or of any third party. Without the authority of an ordinary resolution the directors are prohibited from borrowing an amount equal to the higher of (i) eight thousand million pounds; and (ii) two and a half times the adjusted total of capital and reserves.

Indemnity

Subject to the Act, without bar to any other existing indemnity entitlements, the Company may use its assets to indemnify a director against liability incurred through negligence, default, breach of duty or breach of trust in relation to Company affairs.

REED ELSEVIER NV (the “Company”)

The following is a summary of the principal provisions of the Company’s articles of association (the “Articles”). As a summary, it is not exhaustive and is qualified in its entirety by reference to Dutch law and the Articles as they read in the Dutch language. The Articles were last amended before a civil law notary in Amsterdam on March 3, 2010 after a shareholders’ resolution was passed to approve such amendment at the extraordinary general shareholders’ meeting held on January 13, 2010. A copy of the current Articles is incorporated by reference from the 2009 Annual Report on Form 20-F filed with the SEC on March 18, 2010 — see “Item 19: Exhibits” on page S-1.

Share Capital

Reed Elsevier NV has two types of shares: ordinary shares of 0.07 euro nominal value and R shares of 0.70 euro nominal value. At the General Shareholders’ Meeting, each ordinary share is entitled to cast one vote. Each R share is convertible into 10 ordinary shares and is entitled to cast ten (10) votes. Otherwise it has the same rights as an ordinary share, except that Reed Elsevier may pay a lower dividend on an R share, but not less than 1% of the nominal value of an R share. The ordinary shares are listed at Euronext Amsterdam and at NYSE New York.

As at December 31, 2010 the company’s issued share capital comprised 723,877,017 ordinary shares of which 31,734,581 shares held in treasury and 4,303,179 R shares held by Reed Elsevier PLC.

Ordinary shares can be registered in a shareholder’s name or held via a book-entry deposit under the Dutch Giro Securities Trade Act.

Issuance of shares

Shares may be issued on the basis of a resolution of the general meeting of shareholders, which can designate this authority to the Combined Board, provided that the aggregate nominal value of this designated authority cannot exceed one-third of the sum of (i) the Company’s issued share capital at the time the resolution to make the designation is adopted and (ii) the aggregate nominal value of any rights granted by the Company to take up shares outstanding at that time.

Pre-emptive rights of existing shareholders may be restricted or excluded by a resolution of the general meeting and in the event of an issue of shares pursuant to a resolution of the Combined Board, the pre-emptive rights can be restricted or excluded pursuant to a resolution of the Combined Board if that board is designated competent to do so by the general meeting.

Acquisition of the Company’s own shares

The Company is entitled to acquire its own fully paid-up shares or depositary receipts thereof, provided that either the acquisition is for no consideration or that:

(a)	the Company’s equity after the deduction of the acquisition price, is not less than the sum of the paid-up and called-up part of the issued share capital and the reserves which must be maintained by virtue of the law; and

(b)	the nominal value of the shares or depositary receipts thereof, which the Company acquires, holds, holds in pledge or which are held by a Subsidiary, does not exceed one-tenth of the Company’s issued share capital. An acquisition of the Company’s own shares other than for no consideration is only permitted if the general meeting has granted authorisation to the Executive Board. No voting rights may be exercised on shares held by the company or a subsidiary and no dividend shall be paid on these shares.

The general meeting of shareholders may at the proposal of the Combined Board resolve to reduce the Company’s issued share capital through cancellation of shares or through reduction of the nominal value of shares by amendment of the Articles of Association, provided that the issued share capital or the paid-up part thereof will not drop below the amount prescribed by the Dutch Civil Code.

Transfer of shares

The transfer of a share shall require an instrument intended for such purpose and the written acknowledgement by the Company of the transfer. The transfer of the rights of a Euroclear-participant with respect to ordinary shares which are included in the securities depositary system of Euroclear Nederland shall be effected in accordance with the provisions of the Dutch Giro Securities Trade Act (Wet giraal effectenverkeer).

Dividend Rights

Each year the Combined Board shall determine which part of the profits shown in the adopted profit and loss account shall be reserved. After allocation to reserves, the shareholders’ meeting shall determine the allocation of remaining profits. Distributions may be made only insofar as the Company’s equity exceeds the amount of the paid in and called up part of the issued share capital, increased by the reserves which must be kept by virtue of the law. Dividends shall be paid after adoption of the annual accounts showing that payment of dividends is permitted. Interim distributions may be payable, provided there is sufficient profit available for distribution in accordance with the aforementioned requirements as shown by interim accounts.

The Boards

Reed Elsevier NV has a two-tier board system, comprising an Executive Board and a Supervisory Board. The members of the Executive Board and the members of the Supervisory Board together form the Combined Board. It is established board practice at Reed Elsevier NV that the members of both boards meet together as the Combined Board.

Executive Board

The Executive Board is entrusted with the management of the company. The Executive Board functions as a collective body with shared responsibility. The number of members of the Executive Board is determined by the Combined Board, but shall at all times be less than the number of members of the Supervisory Board. Members of the Executive Board shall be appointed by the general shareholders’ meeting on the basis of a proposal of the Combined Board. Under the Articles, members of the Executive Board are appointed for a three-year term, with the possibility of reappointment. Notwithstanding these provisions in the articles of association, all members of the Executive Board will seek annual reappointment at the annual general meeting commencing from the meetings to be held in April 2011.

Supervisory Board

The duties of the Supervisory Board are to supervise the management of the Executive Board, to supervise the policies of the Executive Board and the general affairs in the Company and the business connected with it, and to assist the Executive Board by providing advice.

The number of members of the Supervisory Board is determined by the Combined Board. The number of members of the Supervisory Board must always exceed the number of members of the Executive Board.

Members of the Supervisory Board shall be appointed by the general shareholders’ meeting on proposal of the Combined Board. Under the Articles, members of the Supervisory Board are appointed for a three-year term, with the possibility of re-appointment and shall retire periodically in accordance with a rotation plan drawn up by the Combined Board. They shall retire no later than three years after appointment. As a general rule, members of the Supervisory Board serve for two three-year terms. Individual directors may serve up to one additional three-year term. Notwithstanding these provisions in the articles of association, all members of the Supervisory Board will seek annual reappointment at the annual general meeting commencing from the meetings to be held in April 2011. Annual reappointment will not affect the term of their three year appointment.

Suspension/dismissal

Each member of the Executive Board and/or the Supervisory Board can at any time be suspended or dismissed by the General Shareholders’ Meeting. In addition, each member of the Executive Board can at any time be suspended by the Supervisory Board.

Amendment of the Articles

Amendment of the Articles requires a shareholders’ resolution passed with an absolute majority of the votes cast, provided such resolution is passed at the proposal of the Combined Board. Otherwise, a majority of two-thirds of the votes cast is required in a meeting at which at least half of the Company’s issued capital is represented. The notice for such a meeting must state that amendment of the Articles is on the agenda. A copy of the full text of the proposed amendment of the Articles must be made available free of charge to shareholders at the time of notice for the meeting. In accordance with Article 44 of the Articles, only certain provisions in the Articles including provisions governing appointments and dismissals of members of the Executive and Supervisory Boards can be amended upon a proposal of the Combined Board.

General meetings of shareholders

At least once a year, a general shareholders’ meeting is held. Notices of a general meeting are posted on the Reed Elsevier website and are made in accordance with the relevant provisions of the law. This means that the meeting is called at no less than 42 calendar days notice by an announcement on the Reed Elsevier website. The agenda and explanatory notes for the general shareholders’ meeting are published in advance on the website and are available at the listing agent and at the offices of Reed Elsevier NV from the day of the notice.

The Articles provide for a record date and this has been used at the recent General Shareholders’ meetings. In accordance with Dutch law, the record date will be the 28th day before the date of the general shareholders’ meeting and the holder of shares as per the record date will be entitled to vote, irrespective of any transfer of such shares between the record date and the date of the general shareholders’ meeting.

The annual general shareholders’ meeting discusses the annual report, adopts the annual accounts, resolves on a proposal to pay a dividend and votes on release of the members of the Executive Board and the Supervisory Board from liability as separate agenda items in the annual general shareholders’ meeting.

Conflict of Interest members of the Boards

The handling of any (apparent) conflict of interest between a member of the Executive Board or a member of the Supervisory Board and the company is governed by the Articles and the Rules for the Boards of Reed Elsevier NV.

Remuneration

The remuneration policy for members of the Executive and the Supervisory Boards is adopted by the general shareholders’ meeting. The remuneration of the members of the Executive Board is determined by the Supervisory Board in line with the remuneration policy agreed by the shareholders’ meeting. The remuneration of members of the Supervisory Board is determined by the Combined Board, in line with the remuneration policy for non-executive directors. The maximum amount of annual remuneration shall be determined by the shareholders’ meeting and can only be adopted at the proposal of the Combined Board.

Dissolution of the Company

A resolution to dissolve the Company requires an absolute majority of the votes cast at the general meeting of shareholders. The notice for such a meeting must state that dissolution will be on the agenda. If the Company is dissolved by a resolution of the general meeting, the members of the Executive Board shall be charged with the liquidation of the Company and the Supervisory Board with the supervision thereof, subject to the relevant provisions of Book 2 of the Dutch Civil Code.

Assets which remain after payment of the debts shall be transferred to the holders of ordinary shares and the holders of class R shares in proportion to the nominal value of their shareholdings.

Indemnity

Under the Articles, to the extent permissible by law, the Company shall indemnify and hold harmless each sitting and former member of the Executive Board and of the Supervisory Board against the financial consequences of any liabilities or claims, brought by any party other than the Company itself or its group companies, in relation to acts or omissions performed or committed in that person’s capacity of member of the Executive Board or of the Supervisory Board.

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

TAXATION

The following discussion is a summary under present law and tax authority practice of the material UK, Dutch and US federal income tax considerations relevant to the purchase, ownership and disposal of Reed Elsevier PLC ordinary shares or ADSs and Reed Elsevier NV ordinary shares or ADSs. This discussion applies to you only if you are a US holder, you hold your ordinary shares or ADSs as capital assets and you use the US dollar as your functional currency. It does not address the tax treatment of US holders subject to special rules, such as banks, dealers or traders in securities or currencies, insurance companies, tax-exempt entities, partnerships or other pass-through entities for US federal income tax purposes, holders of 10% or more of Reed Elsevier PLC or Reed Elsevier NV voting shares, persons holding ordinary shares or ADSs as part of a hedging, straddle, conversion or constructive sale transaction, persons that are resident, ordinarily resident or domiciled in the UK (or who have ceased to be resident or ordinarily resident within the past five years of assessment) and persons that are resident in the Netherlands. The summary also does not discuss the US federal alternative minimum tax or the tax laws of particular states or localities in the US.

This summary does not consider your particular circumstances. It is not a substitute for tax advice. We urge you to consult your own independent tax advisors about the income, capital gains and/or transfer tax consequences to you in light of your particular circumstances of purchasing, holding and disposing of ordinary shares or ADSs.

As used in this discussion, “US holder” means a beneficial owner of ordinary shares or ADSs that is for US federal income tax purposes: (i) an individual US citizen or resident, (ii) a corporation, partnership or other business entity created or organised under the laws of the United States, any state thereof or the District of Columbia, (iii) a trust (a) that is subject to the control of one or more US persons and the primary supervision of a US court or (b) that has a valid election in effect under US Treasury regulations to be treated as a US person or (iv) an estate the income of which is subject to US federal income taxation regardless of its source.

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

UK Stamp Duty and Stamp Duty Reserve Tax

Under current UK law (subject to the European Court of Justice (ECJ) case mentioned below), UK stamp duty reserve tax (SDRT) or UK stamp duty is payable upon the transfer or issue of Reed Elsevier PLC ordinary shares to the depositary in exchange for Reed Elsevier PLC ADSs evidenced by ADRs. For this purpose, the current rate of stamp duty and SDRT of 1.5% would be applied, in each case, to: (i) the issue price when the ordinary shares are issued; (ii) the amount or value of the consideration where shares are transferred for consideration in money or money’s worth; or (iii) the value of the ordinary shares in any other case. Following a decision in October 2009 of the ECJ in the case of HSBC Holdings plc v HMRC HMRC have confirmed that they will no longer seek to apply the 1.5% SDRT charge on the issue of shares into a clearance service or depository receipt system within the European Union to which a 1.5% charge would have previously applied. However it is not clear to what extent the HSBC decision impacts on the lawfulness of the 1.5% charge on issuing or transferring shares into a depositary receipt service and, if so, whether this charge would be unlawful where the depositary receipt service is outside the

European Union (or transferring existing shares to a clearance service or depository receipt system wherever located). These matters are the subject or ongoing litigation and it is possible that the rules regarding the 1.5% charge may be contrary to European Union law or may change in the future. Accordingly specific professional advice should be sought before paying the 1.5 per cent charge.

Provided that the relevant instrument of transfer is not executed in the UK and remains outside the UK, no UK stamp duty will be payable on the acquisition or subsequent transfer of Reed Elsevier PLC ADSs. Under current law, an agreement to transfer Reed Elsevier PLC ADSs will not give rise to a liability to SDRT.

A transfer of Reed Elsevier PLC ordinary shares by the depositary to an ADS holder where there is no transfer of beneficial ownership will not be chargeable to UK stamp duty or SDRT.

Purchases of Reed Elsevier PLC ordinary shares, as opposed to ADSs, will generally give rise to UK stamp duty or SDRT at the time of transfer or agreement to transfer, normally at the rate of 0.5% of the amount payable for the ordinary shares. SDRT and UK stamp duty are usually paid by the purchaser. If the ordinary shares are later transferred to the depositary, additional UK stamp duty or SDRT may be payable as described above.

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

US Federal Income Taxation

Holders of the ADSs generally will be treated for US federal income tax purposes as owners of the ordinary shares represented by the ADSs. Accordingly, deposits of ordinary shares for ADSs and withdrawals of shares for ADSs will not be subject to US federal income tax.

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

With respect to US holders who are individuals, certain dividends received before January 1, 2013 from a qualified foreign corporation may be subject to reduced rates of taxation. A qualified foreign corporation includes a foreign corporation that is eligible for the benefits of certain comprehensive income tax treaties with the United States. United States Treasury Department guidance indicates that the United Kingdom is a country with which the United States has a treaty in force that meets these requirements, and Reed Elsevier PLC believes it is eligible for the benefits of this treaty. Additionally, the same guidance indicates that the Netherlands is also a country with which the United States has a treaty in force that meets the above requirements, and Reed Elsevier NV believes it is eligible for the benefits of this treaty. Individuals that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to section 163(d)(4) of the US Internal Revenue Code of 1986, as amended, will not be eligible for the reduced rates of taxation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. US holders should consult their own tax advisors regarding the application of these rules given their particular circumstances.

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

Recently enacted legislation requires certain US holders to report to the IRS information about their investment in ordinary shares or ADSs not held through an account with a domestic financial institution. Investors who fail to report required information are subject to substantial penalties. Investors should consult with their own tax advisers about the effect of this legislation on their investment in the ordinary shares or ADSs.

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

Reed Elsevier’s management of the above market risks is described in further detail on pages 33 to 35 of Item 5: Operating and Financial Review and Prospects: Liquidity and Capital Resources — Reed Elsevier.

Management of Interest Rate Risk and Foreign Exchange Rate Risk

Reed Elsevier seeks to limit its risk to interest and exchange rates by means of derivative financial instruments, including interest rate swaps, interest rate options, forward rate agreements and forward foreign exchange contracts. Reed Elsevier only enters into derivative financial instruments to hedge (or reduce) the underlying risks described above.

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

The fair values of interest rate swaps, interest rate options, forward rate agreements and forward foreign exchange contracts set out below represent the replacement costs calculated using market rates of interest and exchange at December 31, 2010. The fair value of long term borrowings has been calculated by discounting expected future cash flows at market rates.

Reed Elsevier’s use of financial instruments and its accounting policies for financial instruments are described more fully in notes 2 and 20 to the combined financial statements.

(a)  Interest Rate Risk

The following sensitivity analysis assumes an immediate 100 basis point change in interest rates for all currencies and maturities from their levels at December 31, 2010 with all other variables held constant.

	Fair Value	Fair Value Change		Fair Value	Fair Value Change
	December 31,	+100	-100	December 31,	+100 basis	-100 basis
Financial Instrument	2010	basis points	basis points	2009	points	points
	(In millions)			(In millions)

Short term borrowings	£(379)	£—	£—	£ (515)	£ —	£—
Long term borrowings (including current portion)	(4,381)	188	(198)	(4,650)	209	(226)
Interest rate swaps (swapping fixed rate debt to floating)	105	(37)	38	41	(44)	48
Interest rate swaps (swapping floating rate debt to fixed)	(25)	9	(8)	(36)	15	(14)

A 100 basis point change in interest rates would not result in a material change to the fair value of other financial instruments.

At December 31, 2010, 73% of gross borrowings are either fixed rate or have been fixed through the use of interest rate swaps, forward rate agreements and options. A 100 basis point reduction in interest rates would result in an estimated decrease in net finance costs of £3 million (2009: £4 million), based on the composition of financial instruments including cash, cash equivalents, bank loans and commercial paper borrowings at December 31, 2010. A 100 basis points rise in interest rates would result in an estimated increase in net finance costs of £3 million (2009: £4 million).

(b)  Foreign Exchange Rate Risk

The following sensitivity analysis assumes an immediate 10% change in all foreign currency exchange rates against sterling from their levels at December 31, 2010 with all other variables held constant. A +10% change indicates a strengthening of the currency against sterling and a -10% change indicates a weakening of the currency against sterling.

	Fair Value			Fair Value
	December 31,	Fair Value Change		December 31,	Fair Value Change
Financial Instrument	2010	+10%	-10%	2009	+10%	-10%
	(In millions)			(In millions)

Cash and cash equivalents	£742	£64	£(53)	£734	£51	£ (43)
Short term borrowings	(379)	(42)	34	(515)	(57)	47
Long term borrowings (including current portion)	(4,381)	(399)	327	(4,650)	(431)	353
Interest rate swaps (including cross currency interest rate swaps)	94	10	(8)	12	2	(2)
Forward foreign exchange contracts	(40)	(55)	55	(43)	(47)	47

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

From January 1, 2010 to February 16, 2011, Reed Elsevier received a reimbursement of $225,000, net of withheld taxes, from the depositary for New York Stock Exchange listing fees, investor relations expenses and other program related expenses, in connection with the ADR facility.

PART II

ITEM 15: CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Reed Elsevier is required to comply with applicable US regulations, including the Sarbanes-Oxley Act, insofar as they apply to foreign private issuers. Accordingly, Reed Elsevier PLC and Reed Elsevier NV have established a Disclosure Committee comprising the company secretaries of Reed Elsevier PLC and Reed Elsevier NV and other senior Reed Elsevier managers appointed by the Chief Executive Officer and Chief Financial Officer of Reed Elsevier PLC and Reed Elsevier NV. The committee has reviewed and evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2010. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer of Reed Elsevier PLC and Reed Elsevier NV have concluded that our disclosure controls and procedures are effective as of the end of the period covered by this report.

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

Reed Elsevier management conducted an evaluation of the effectiveness of its internal control over financial reporting based on the framework in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that the internal control over financial reporting of the Reed Elsevier combined businesses, Reed Elsevier PLC and Reed Elsevier NV were effective as of December 31, 2010.

Deloitte LLP and Deloitte Accountants BV, who have audited the combined financial statements and the consolidated financial statements of Reed Elsevier PLC and Reed Elsevier NV respectively for the fiscal year ended December 31, 2010 have audited the effectiveness of internal control over financial reporting, their reports in respect of the Reed Elsevier combined businesses, Reed Elsevier PLC and Reed Elsevier NV are included herein as exhibits (see “Item 19: Exhibits” on page S-1).

Certifications by the Chief Executive Officer and Chief Financial Officer of Reed Elsevier PLC and Reed Elsevier NV as required by the Sarbanes-Oxley Act are submitted as exhibits to this Form 20-F (see “Item 19: Exhibits” on page S-1).

Internal Controls over Financial Reporting

Management, including the Chief Executive Officer and Chief Financial Officer of Reed Elsevier PLC and Reed Elsevier NV, have reviewed whether or not during the period covered by the annual report, there have been any changes in internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting. Based on that review, the Chief Executive Officer and Chief Financial Officer of Reed Elsevier PLC and Reed Elsevier NV have concluded that there have been no such changes.

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

The boards of Reed Elsevier Group plc and Elsevier Reed Finance BV have each implemented an ongoing process for identifying, evaluating, monitoring and managing the more significant risks faced by their respective businesses. This process has been in place throughout the year ended December 31, 2010 and up to the date of the approvals of this annual report.

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

Reed Elsevier Group plc has a Code of Ethics and Business Conduct that provides a guide for achieving its business goals and requires officers and employees to behave in an open, honest, ethical and principled manner. The code also outlines confidential procedures enabling employees to report any concerns about compliance, or about Reed Elsevier’s financial reporting practice. The code is published on the Reed Elsevier website, www.reedelsevier.com. The information on our website in not incorporated by reference into this report.

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

The major strategic risks facing the Reed Elsevier Group plc businesses are considered by the Board. Reed Elsevier’s Chief Risk Officer has the responsibility to provide regular reports to the Board and Audit Committee. Working closely with business management and with the central functions, the role of the Chief Risk Officer is to ensure that Reed Elsevier is managing its business risks effectively and in a coordinated manner across the business with clarity on the respective responsibilities and interdependencies. Litigation and other legal and regulatory matters are managed by legal directors in Europe and the United States.

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

Audit Committees

Reed Elsevier Group plc, Reed Elsevier PLC and Reed Elsevier NV have established Audit Committees which comprise only non-executive directors, all of whom are independent. The Audit Committees, which meet regularly, are chaired by Ben van der Veer, the other members being David Reid, Lisa Hook and Lord Sharman.

The main roles and responsibilities of the Audit Committees in relation to the respective companies are set out in written terms of reference and include:

(i)	to monitor the integrity of the financial statements of the company, and any formal announcements relating to the company’s financial performance, reviewing significant financial reporting judgements contained in them;

(ii)	to review the company’s internal financial controls and the company’s internal control and risk management systems;

(iii)	to monitor and review the effectiveness of the company’s internal audit function;

(iv)	to make recommendations to the board, for it to put to the shareholders for their approval in general meeting, in relation to the appointment, reappointment and removal of the external auditor and to approve the remuneration and terms of engagement of the external auditor;

(v)	to review and monitor the external auditors’ independence and objectivity and the effectiveness of the audit process, taking into consideration relevant professional and regulatory requirements; and

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

The terms of reference of each Audit Committee are reviewed annually and a copy of each is published on the Reed Elsevier website, www.reedelsevier.com. The information on our website is not incorporated by reference into this report.

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

Reed Elsevier PLC and Reed Elsevier NV have a joint Nominations Committee and a joint Corporate Governance Committee. The written terms of reference adopted by the Reed Elsevier PLC and the Reed Elsevier NV boards for these committees specify purposes and responsibilities that correspond to those of a US company’s nominating/corporate governance committee under the NYSE’s listing standards. The Nominations Committee and the Corporate Governance Committee is made entirely of non executive directors.

ITEM 16A: AUDIT COMMITTEE FINANCIAL EXPERT

Each of Reed Elsevier PLC and Reed Elsevier NV has an Audit Committee, the members of which are identified in “Item 15: Controls and Procedures”. The members of the Board of Directors of Reed Elsevier PLC and members of the Supervisory Board of Reed Elsevier NV, respectively, have determined that each of their respective Audit Committees contains at least one Audit Committee financial expert within the meaning of the applicable rules and regulations of the US Securities and Exchange Commission (“SEC”). The Audit Committee financial experts serving on the Reed Elsevier PLC and the Reed Elsevier NV Audit Committees are David Reid, Lord Sharman and Ben van der Veer.

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

ITEM 16C: PRINCIPAL ACCOUNTANT FEES AND SERVICES

The aggregate fees billed by our principal accountants, Deloitte LLP, Deloitte Accountants BV, the member firms of Deloitte Touche Tohmatsu and their respective affiliates, for the two years ended December 31, 2010 were as follows:

	Year Ended	Year Ended
	December 31,	December 31,
	2010	2009
	(in millions)

Audit fees	£4.5	£4.5
Audit related fees	0.3	0.4
Tax fees	0.9	0.7
All other fees	—	0.1

Total	£5.7	£5.7

Auditors’ related fees includes £0.3 million (2009: £0.4 million) for audit related services such as royalty audits. Tax fees of £0.9 million (2009: £0.7 million) relate to tax compliance and advisory work. Other fees relate to due diligence and other transaction related services.

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

All of the audit and non audit services carried out in the year ended December 31, 2010 were pre-approved under the policies and procedures summarised above.

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
COMBINED FINANCIAL STATEMENTS

THIS PAGE INTENTIONALLY BLANK

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and members of Reed Elsevier PLC and to the members of the Supervisory and Executive Boards and the shareholders of Reed Elsevier NV:

We have audited the accompanying statements of financial position of Reed Elsevier PLC, Reed Elsevier NV, Reed Elsevier Group plc and Elsevier Reed Finance BV and their respective subsidiaries, associates and joint ventures (together “the combined businesses”) as of December 31, 2010, 2009 and 2008, and the related combined statements of income, comprehensive income, cash flows and changes in equity for each of the years then ended. These combined financial statements are the responsibility of the management of Reed Elsevier PLC and Reed Elsevier NV. Our responsibility is to express an opinion on the financial statements based on our audits.

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

In our opinion, such combined financial statements present fairly, in all material respects, the financial position of the combined businesses as of December 31, 2010, 2009 and 2008, and the results of their operations and their cash flows for each of the years then ended, in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the combined businesses internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 16, 2011 (see Item 19 — Exhibit 15.4) expressed an unqualified opinion on the combined businesses internal control over financial reporting.

/s/ DELOITTE LLP London, England February 16, 2011	/s/ DELOITTE ACCOUNTANTS B.V. Amsterdam, The Netherlands February 16, 2011

REED ELSEVIER
COMBINED INCOME STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2010

		2010	2009	2008
	Note	£m	£m	£m

Revenue — continuing operations	3	6,055	6,071	5,334
Cost of sales		(2,209)	(2,252)	(1,916)

Gross profit		3,846	3,819	3,418
Selling and distribution costs		(1,091)	(1,112)	(1,053)
Administration and other expenses		(1,687)	(1,935)	(1,482)
Share of results of joint ventures		22	15	18

Operating profit — continuing operations	5	1,090	787	901

Finance income	10	8	7	33
Finance costs	10	(284)	(298)	(225)

Net finance costs		(276)	(291)	(192)

Disposals and other non operating items	11	(46)	(61)	(92)

Profit before tax — continuing operations		768	435	617
Taxation	12	(120)	(40)	(155)

Net profit from continuing operations		648	395	462
Net profit from discontinued operations	4	—	—	18

Net profit for the year		648	395	480

Attributable to:
Parent companies’ shareholders		642	391	476
Non-controlling interests		6	4	4

Net profit for the year		648	395	480

REED ELSEVIER
COMBINED STATEMENT OF COMPREHENSIVE INCOME
FOR THE YEAR ENDED DECEMBER 31, 2010

		2010	2009	2008
	Note	£m	£m	£m

Net profit for the year		648	395	480
Exchange differences on translation of foreign operations		94	(122)	340
Cumulative exchange differences on disposal of foreign operations		—	—	27
Actuarial (losses)/gains on defined benefit pension schemes	8	(63)	6	(347)
Fair value movements on available for sale investments		—	—	(9)
Cumulative fair value movements on disposal of available for sale investments		—	1	—
Fair value movements on cash flow hedges		(58)	53	(243)
Transfer to net profit from hedge reserve (net of tax)	20	46	84	(14)
Tax recognised directly in equity	12	29	(25)	156

Other comprehensive income/(expense) for the year		48	(3)	(90)

Total comprehensive income for the year		696	392	390

Attributable to:
Parent companies’ shareholders		690	388	386
Non-controlling interests		6	4	4

Total comprehensive income for the year		696	392	390

REED ELSEVIER
COMBINED STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2010

		2010	2009	2008
	Note	£m	£m	£m

Cash flows from operating activities — continuing operations
Cash generated from operations	13	1,649	1,604	1,452
Interest paid		(295)	(302)	(222)
Interest received		8	9	43
Tax paid (net)		(9)	(120)	(215)

Net cash from operating activities		1,353	1,191	1,058

Cash flows from investing activities — continuing operations
Acquisitions	13	(50)	(94)	(2,161)
Purchases of property, plant and equipment		(83)	(78)	(57)
Expenditure on internally developed intangible assets		(228)	(164)	(115)
Purchase of investments		(5)	(3)	(4)
Proceeds from disposals of property, plant and equipment		7	4	5
Net proceeds/(costs) from other disposals		6	(2)	8
Dividends received from joint ventures		24	23	23

Net cash used in investing activities		(329)	(314)	(2,301)

Cash flows from financing activities — continuing operations
Dividends paid to shareholders of the parent companies		(483)	(457)	(2,404)
Distributions to non-controlling interests		(8)	(3)	—
(Decrease)/increase in short term bank loans, overdrafts and commercial paper		(143)	107	(407)
Issuance of other loans		—	1,807	2,373
Repayment of other loans		(394)	(2,862)	(411)
Repayment of finance leases		(7)	(2)	(56)
Redemption of debt related derivative financial instrument		—	—	62
Proceeds on issue of ordinary shares		11	834	54
Purchase of treasury shares		—	—	(94)

Net cash used in financing activities		(1,024)	(576)	(883)
Net cash used in discontinued operations	4	—	—	(48)

Increase/(decrease) in cash and cash equivalents		—	301	(2,174)

Movement in cash and cash equivalents
At start of year		734	375	2,467
Increase/(decrease) in cash and cash equivalents		—	301	(2,174)
Exchange translation differences		8	58	82

At end of year		742	734	375

REED ELSEVIER
COMBINED STATEMENT OF FINANCIAL POSITION
AS AT DECEMBER 31, 2010

		2010	2009	2008
	Note	£m	£m	£m

Non-current assets
Goodwill	16	4,441	4,339	4,901
Intangible assets	17	3,457	3,632	4,404
Investments in joint ventures	18	136	135	145
Other investments	18	48	41	49
Property, plant and equipment	19	291	292	329
Net pension assets	8	55	110	152
Deferred tax assets	21	151	208	353

		8,579	8,757	10,333

Current assets
Inventories and pre-publication costs	22	228	275	348
Trade and other receivables	23	1,475	1,492	1,685
Derivative financial instruments	20	134	71	76
Cash and cash equivalents	13	742	734	375

		2,579	2,572	2,484

Assets held for sale	24	—	5	49

Total assets		11,158	11,334	12,866

Current liabilities
Trade and other payables	25	2,584	2,471	2,769
Derivative financial instruments	20	80	102	258
Borrowings	26	516	678	448
Taxation		646	479	554
Provisions	28	71	134	79

		3,897	3,864	4,108

Non-current liabilities
Borrowings	26	3,786	4,028	5,694
Deferred tax liabilities	21	1,192	1,272	1,525
Net pension obligations	8	225	345	521
Provisions	28	88	61	35

		5,291	5,706	7,775

Liabilities associated with assets held for sale	24	—	5	2

Total liabilities		9,188	9,575	11,885

Net assets		1,970	1,759	981

Capital and reserves
Combined share capitals	30	224	225	209
Combined share premiums	31	2,754	2,807	2,529
Combined shares held in treasury	32	(677)	(698)	(783)
Translation reserve	33	29	(100)	(14)
Other combined reserves	34	(387)	(502)	(988)

Combined shareholders’ equity		1,943	1,732	953
Non-controlling interests		27	27	28

Total equity		1,970	1,759	981

COMBINED STATEMENT OF CHANGES IN EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2010

				Combined
		Combined	Combined	shares		Other	Combined	Non-
		share	share	held in	Translation	combined	shareholders’	controlling	Total
		capitals	premiums	treasury	reserve	reserves	equity	interests	equity
	Note	£m	£m	£m	£m	£m	£m	£m	£m

Balance at January 1, 2010		225	2,807	(698)	(100)	(502)	1,732	27	1,759
Total comprehensive income for the year		—	—	—	94	596	690	6	696
Dividends paid	15	—	—	—	—	(483)	(483)	(8)	(491)
Issue of ordinary shares, net of expenses		—	11	—	—	—	11	—	11
Decrease in share based remuneration reserve		—	—	—	—	(7)	(7)	—	(7)
Settlement of share awards		—	—	9	—	(9)	—	—	—
Exchange differences on translation of capital and reserves		(1)	(64)	12	35	18	—	2	2

Balance at December 31, 2010		224	2,754	(677)	29	(387)	1,943	27	1,970

Balance at January 1, 2009		209	2,529	(783)	(14)	(988)	953	28	981
Total comprehensive income for the year		—	—	—	(122)	510	388	4	392
Dividends paid	15	—	—	—	—	(457)	(457)	(3)	(460)
Issue of ordinary shares, net of expenses		20	395	—	—	419	834	—	834
Increase in share based remuneration reserve		—	—	—	—	17	17	—	17
Settlement of share awards		—	—	57	—	(60)	(3)	—	(3)
Exchange differences on translation of capital and reserves		(4)	(117)	28	36	57	—	(2)	(2)

Balance at December 31, 2009		225	2,807	(698)	(100)	(502)	1,732	27	1,759

Balance at January 1, 2008		197	2,143	(619)	(145)	1,389	2,965	11	2,976
Total comprehensive income for the year		—	—	—	367	19	386	4	390
Dividends paid	15	—	—	—	—	(2,404)	(2,404)	—	(2,404)
Issue of ordinary shares, net of expenses		1	53	—	—	—	54	—	54
Increase in shares held in treasury	32	—	—	(94)	—	—	(94)	—	(94)
Increase in share based remuneration reserve		—	—	—	—	46	46	—	46
Settlement of share awards		—	—	8	—	(8)	—	—	—
Acquisitions		—	—	—	—	—	—	11	11
Exchange differences on translation of capital and reserves		11	333	(78)	(236)	(30)	—	2	2

Balance at December 31, 2008		209	2,529	(783)	(14)	(988)	953	28	981

REED ELSEVIER
NOTES TO THE COMBINED FINANCIAL STATEMENTS

1.	Basis of preparation

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

Non-controlling interests in the net assets of the combined businesses are identified separately from combined shareholders’ equity. Non-controlling interests consist of the amount of those interests at the date of original acquisition and the non-controlling share of changes in equity since the date of acquisition.

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

Investments (other than investments in joint ventures and associates) are classified as either held for trading or available for sale, as described above. (These investments are classified as either Level 1 or Level 2 in the IFRS7 fair value hierarchy.)

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

The fair values of interest rate swaps, interest rate options, forward rate agreements and forward foreign exchange contracts represent the replacement costs calculated using observable market rates of interest and exchange. The fair value of long term borrowings is calculated by discounting expected future cash flows at observable market rates. (These instruments are accordingly classified as Level 2 in the IFRS7 fair value hierarchy.)

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

Critical judgements and key sources of estimation uncertainty

The most significant accounting policies in determining the financial condition and results of the Reed Elsevier combined businesses, and those requiring the most subjective or complex judgement, relate to the valuation of goodwill and intangible assets, share based remuneration, pensions, litigation, taxation and property provisioning.

Goodwill and intangibles

On acquisition of a subsidiary or business, the purchase consideration is allocated between the net tangible and intangible assets other than goodwill on a fair value basis, with any excess purchase consideration representing goodwill. The valuation of acquired intangible assets represents the estimated economic value in use, using standard valuation methodologies, including as appropriate, discounted cash flow, relief from royalty and comparable market transactions. Acquired intangible assets are capitalised and amortised systematically over their estimated useful lives, subject to impairment review. Appropriate amortisation periods are selected based on assessments of the longevity of the brands and imprints, the strength and stability of customer relationships, the market positions of the acquired assets and the technological and competitive risks that they face. Certain intangible assets in relation to acquired science and medical publishing businesses have been determined to have indefinite lives.

The longevity of these assets is evidenced by their long established and well regarded brands and imprints, and their characteristically stable market positions.

The carrying amounts of goodwill and indefinite lived intangible assets in each business are reviewed for impairment at least annually. The carrying amounts of all other intangible assets are reviewed where there are indications of possible impairment. An impairment review involves a comparison of the carrying value of the asset with estimated values in use based on latest management cash flow projections. Key areas of judgement in estimating the values in use of businesses are the growth in cash flows over a five year forecast period, the long term growth rate assumed thereafter and the discount rate applied to the forecast cash flows.

The discount rates used are based on the Reed Elsevier weighted average cost of capital, adjusted to reflect a risk premium specific to each business. The pre-tax discount rates applied are 9.5% for Elsevier, 10.0-10.5% for LexisNexis, 10.5-11.0% for Reed Exhibitions and 10.5-12.0% for Reed Business Information. The nominal long term growth rates, which are based on historic growth rates and the growth prospects for businesses, do not exceed 3%. There were no charges for impairment of acquired intangible assets and goodwill in 2010 (2009: £177 million principally relating to the RBI controlled circulation titles; 2008: £9 million relating to Reed Exhibitions).

A sensitivity analysis has been performed based on changes in key assumptions considered to be reasonably possible by management: an increase in the discount rate of 0.5%; a decrease in the compound annual growth rate for adjusted operating cash flow in the five year forecast period of 2.0%; and a decrease in perpetuity growth rates of 0.5%. The sensitivity analysis shows that impairment charges resulting from these sensitivity scenarios would be less than £10 million. Further information is provided in note 16 to the combined financial statements.

2.	Accounting policies – (continued)

Share based remuneration

Share based remuneration is determined based on the fair value of an award at the date of grant, and is spread over the vesting period on a straight line basis, taking into account the number of shares that are expected to vest. The fair value of awards is determined at the date of grant by use of a binomial or Monte Carlo simulation model as appropriate, which requires judgements to be made regarding share price volatility, dividend yield, risk free rates of return and expected option lives. The number of awards that are expected to vest requires judgements to be made regarding forfeiture rates and the extent to which performance conditions will be met. The assumptions are determined in conjunction with independent actuaries based on historical data and trends.

The assumptions of share price volatility of 26%, of expected share option life of 4 years, and of expected lapse rate of 3-5% are based on relevant historical data. Other judgements made on grant are based on market data. Assumptions as to future performance against non market related vesting conditions are based on management estimates. The charge for share based and related remuneration was £11 million in 2010 (2009: £17 million; 2008: £46 million) as a result of reduced vesting assumptions. Further information is provided in note 9 to the combined financial statements.

Pensions

Accounting for defined benefit pension schemes involves judgement about uncertain events, including the life expectancy of the members, salary and pension increases, inflation, the return on scheme assets and the rate at which the future pension payments are discounted. Estimates for these factors are used in determining the pension cost and liabilities reported in the financial statements. These best estimates of future developments are made in conjunction with independent actuaries. Each scheme is subject to a periodic review by independent actuaries.

The principal assumptions as at December 31, 2010, expressed as a weighted average of the various defined benefit pension schemes, were a discount rate of 5.6% (2009: 5.8%; 2008: 6.2%), an expected return on scheme assets of 6.8% (2009: 7.0%; 2008: 7.1%), an expected rate of salary increases of 4.1% (2009: 4.0%; 2008: 3.7%) and inflation of 3.2% (2009: 3.1%; 2008: 2.7%). Future pension increases are assumed at 3.2% (2009: 3.1%; 2008: 2.8%) and average life expectancy of 87-89 years (2009: 87-88 years, 2008: 86-87 years) for scheme members currently aged 45 and 60 years. The net defined benefit pension expense was £22 million (2009: £18 million; 2008: £36 million). Excluding the net pension financing credit, the expense was £48 million (2009: £24 million; 2008: £75 million) reflecting the lower discount rates and higher inflation assumptions at the beginning of the year compared with the prior year, and pension curtailment credits of £17 million (2009: £43 million; 2008: nil) from changes to pension plan design and staff reductions. The net pension financing credit is based on market data at the beginning of the year and was £26 million (2009: £6 million; 2008: £39 million) reflecting the higher market value of scheme assets. Further information and sensitivity analysis is provided in note 8 to the combined financial statements.

Litigation

Reed Elsevier is involved in various legal proceedings, which arise in the normal course of its business, relating to commercial disputes, employment, data security and product liability. Provisions for liabilities are recognised when it is likely that a settlement is required. Although the outcome of legal proceedings is uncertain, the ultimate resolution of such matters is not expected to have a material impact on results.

Taxation

Reed Elsevier is subject to tax in numerous jurisdictions, giving rise to complex tax issues that require management to exercise judgment in making tax determinations. While Reed Elsevier is confident that tax returns are appropriately prepared and filed, the application of tax law and practice is subject to some uncertainty and provisions are held in respect of this. Issues are raised during the course of regular tax audits and discussions with the Internal Revenue Service including on the deductibility of interest in the US on certain cross-border financing are ongoing. Although the outcome of open items cannot be predicted, no material impact on results is expected from such issues.

Reed Elsevier’s policy in respect of deferred taxation is to provide in full for all taxable temporary differences using the balance sheet liability method. Deferred tax assets are only recognised to the extent that they are considered recoverable based on forecasts of available taxable profits against which they can be utilised over the near term.

Property provisions

Reed Elsevier has exposures to sub-lease shortfalls in respect of certain property leases for periods up to 2024. Provisions are recognised for net liabilities expected to arise on these provisions. Estimation of the provisions requires judgement in respect of future head lease costs, sub-lease income and the length of vacancy periods. The charge for property provisions was £36 million (2009: £70 million; 2008: £22 million) relating to surplus property arising on the restructuring, sale and closure of RBI businesses and includes expected losses on sub-leases entered into during 2010 and an estimate of vacancy periods and future market conditions. Further information is provided in note 28 to the combined financial statements.

2.	Accounting policies – (continued)

Other significant accounting policies

The accounting policies in respect of revenue recognition, pre-publication costs and development spend are also significant in determining the financial condition and results of the Reed Elsevier combined businesses, although the application of these policies is more straightforward.

Revenue recognition policies, while an area of management focus, are generally straightforward in application as the timing of product or service delivery and customer acceptance for the various revenue types can be readily determined. Allowances for product returns are deducted from revenues based on historical return rates. Where sales consist of two or more components that operate independently, revenue is recognised as each component is completed by performance, based on attribution of relative value.

Pre-publication costs incurred in the creation of content prior to production and publication are typically deferred and expensed over their estimated useful lives based on sales profiles. Such costs typically comprise direct internal labour costs and externally commissioned editorial and other fees. Estimated useful lives generally do not exceed five years. Annual reviews are carried out to assess the recoverability of carrying amounts.

Development spend embraces investment in new product and other initiatives, ranging from the building of new online delivery platforms, to launch costs of new services, to building new infrastructure applications. Launch costs and other operating expenses of new products and services are expensed as incurred. The costs of building product applications and infrastructure are capitalised as intangible assets and amortised over their estimated useful lives. Impairment reviews are carried out at least annually.

Standards and amendments effective for the year

Those amendments to IFRS which are relevant to Reed Elsevier and are effective for the current year are set out below.

Amendments to IFRS3 — Business Combinations requires transaction related costs (including professional fees) to be expensed and adjustments to contingent and deferred consideration to be recognised in income and allows non-controlling interests to be measured either at fair value or the proportionate share of net identifiable assets. Adoption of this standard has not required a restatement of prior year business combinations and has not had a significant impact in the year ended December 31, 2010.

Amendments to IAS27 — Consolidated and Separate Financial Statements amendments has introduced changes to the accounting for partial disposals of subsidiaries, associates and joint ventures. Adoption of this standard has not had a significant impact in the year ended December 31, 2010.

Amendment to IAS39 — Financial Instruments: Recognition and Measurement clarifies the eligibility of hedge accounting for inflation and hedging with options and has not had a significant impact for the year ended December 31, 2010.

Amendments to IAS32 — Financial Instruments: Presentation amendment provides relief to companies making rights issues in a currency other than their functional currency. This amendment has not affected Reed Elsevier as shares are not issued in currencies other than its functional currencies.

Standards, amendments and interpretations not yet effective

New accounting standards and amendments and their expected impact on the future accounting policies and reporting of Reed Elsevier are set out below.

IFRS9 — Financial Instruments (effective for the 2013 financial year, with earlier adoption permitted). The standard replaces the existing classification and measurement requirements in IAS39 for financial assets by requiring entities to classify them as being measured either at amortised cost or fair value depending on the business model and contractual cash flow characteristics of the asset. For financial liabilities, IFRS9 requires an entity choosing to measure a liability at fair value to present the portion of the change in its fair value due to changes in the entity’s own credit risk in the other comprehensive income rather than the income statement. Adoption of this standard is not expected to have a significant impact on the measurement, presentation or disclosure of financial assets and liabilities in the combined financial statements.

Additionally, a number of interpretations have been issued which are not expected to have any significant impact on Reed Elsevier’s accounting policies and reporting.

3.	Segment analysis

Reed Elsevier’s reported segments are based on the internal reporting structure and financial information provided to the Chief Executive Officer and Boards.

Reed Elsevier is a publisher and information provider organised in 2010 as four business segments: Elsevier, comprising scientific, technical and medical publishing; LexisNexis, providing legal, tax, regulatory, risk information and analytics, and business information solutions to professional, business and government customers; Reed Exhibitions, organising trade

3.	Segment analysis – (continued)

exhibitions and conferences; and Reed Business Information, providing information and marketing solutions to business professionals.

Adjusted operating profit is a performance measure included on the basis that it is a key financial measure used by management to evaluate performance and allocate resources to the business segments. Adjusted operating profit represents operating profit before amortisation and impairment of acquired intangible assets and goodwill, exceptional restructuring and acquisition related costs, and is grossed up to exclude the equity share of taxes in joint ventures. Exceptional restructuring costs in 2010 relate to the restructuring of the Reed Business Information business and in 2009 and 2008 relate to the exceptional restructuring programmes announced across Reed Elsevier. Exceptional restructuring costs principally comprise severance, outsourcing migration and associated property costs.

Analysis by business segment

	2010	2009	2008
	£m	£m	£m

Revenue
Elsevier	2,026	1,985	1,700
LexisNexis	2,618	2,557	1,940
Reed Exhibitions	693	638	707
Reed Business Information	718	891	987

Total	6,055	6,071	5,334

Operating profit
Elsevier	647	563	443
LexisNexis	324	337	291
Reed Exhibitions	127	79	123
Reed Business Information	—	(163)	55

Sub-total	1,098	816	912
Corporate costs	(34)	(35)	(50)
Unallocated net pension credit	26	6	39

Total	1,090	787	901

Adjusted operating profit
Elsevier	724	693	568
LexisNexis	592	665	513
Reed Exhibitions	158	152	183
Reed Business Information	89	89	126

Sub-total	1,563	1,599	1,390
Corporate costs	(34)	(35)	(50)
Unallocated net pension credit	26	6	39

Total	1,555	1,570	1,379

3.	Segment analysis – (continued)

Analysis by geographical origin

	2010	2009	2008
	£m	£m	£m

Revenue
North America	3,213	3,228	2,544
United Kingdom	907	897	905
The Netherlands	620	662	594
Rest of Europe	825	851	893
Rest of world	490	433	398

Total	6,055	6,071	5,334

Analysis by geographical market

	2010	2009	2008
	£m	£m	£m

Revenue
North America	3,303	3,310	2,624
United Kingdom	490	513	580
The Netherlands	204	243	234
Rest of Europe	1,131	1,132	1,136
Rest of world	927	873	760

Total	6,055	6,071	5,334

Analysis by type

	2010	2009	2008
	£m	£m	£m

Revenue
Subscriptions	2,709	2,711	2,381
Circulation/transactions	1,760	1,708	1,142
Advertising	491	585	737
Exhibitions	675	626	702
Other	420	441	372

Total	6,055	6,071	5,334

Revenue is analysed before the £116 million (2009: £118 million; 2008: £104 million) share of joint ventures’ revenue, of which £24 million (2009: £25 million; 2008: £23 million) relates to LexisNexis, principally to Giuffrè, £89 million (2009: £90 million; 2008: £80 million) relates to Reed Exhibitions, principally to exhibition joint ventures, and £3 million (2009: £3 million; 2008: £1 million) relates to Reed Business Information.

Share of post-tax results of joint ventures of £22 million (2009: £15 million; 2008: £18 million) included in operating profit comprises £4 million (2009: £4 million; 2008: £4 million) relating to LexisNexis, £17 million (2009: £10 million; 2008: £14 million) relating to Reed Exhibitions and £1 million (2009: £1 million; 2008: nil) relating to Reed Business Information. The unallocated net pension credit of £26 million (2009: £6 million; 2008: £39 million) comprises the expected return on pension scheme assets of £217 million (2009: £189 million; 2008: £219 million) less interest on pension scheme liabilities of £191 million (2009: £183 million; 2008: £180 million).

3.	Segment analysis – (continued)

A reconciliation of operating profit to adjusted operating profit is provided below:

	2010	2009	2008
	£m	£m	£m

Operating profit — continuing operations	1,090	787	901
Adjustments:
Amortisation of acquired intangible assets	349	368	281
Impairment of acquired intangible assets and goodwill	—	177	9
Exceptional restructuring costs	57	182	152
Acquisition related costs	50	48	27
Reclassification of tax in joint ventures	9	8	9

Adjusted operating profit from continuing operations	1,555	1,570	1,379

Analysis by business segment

	2010	2009	2008
	£m	£m	£m

Expenditure on acquired goodwill and intangible assets
Elsevier	13	4	31
LexisNexis	34	7	2,705
Reed Exhibitions	6	12	58
Reed Business Information	1	—	64

Total	54	23	2,858

Capital expenditure additions
Elsevier	81	77	54
LexisNexis	210	150	74
Reed Exhibitions	12	11	11
Reed Business Information	12	19	26

Subtotal	315	257	165
Corporate	—	—	7

Total	315	257	172

Amortisation and impairment of acquired intangible assets and goodwill
Elsevier	75	78	76
LexisNexis	221	231	137
Reed Exhibitions	23	63	46
Reed Business Information	30	173	31

Total	349	545	290

Depreciation and other amortisation
Elsevier	74	80	51
LexisNexis	123	107	68
Reed Exhibitions	14	7	6
Reed Business Information	26	29	25

Subtotal	237	223	150
Corporate	—	—	17

Total	237	223	167

Capital expenditure comprises additions to property, plant and equipment and internally developed intangible assets. Amortisation and impairment of acquired intangible assets and goodwill includes amounts in respect of joint ventures of

3.	Segment analysis – (continued)

£4 million (2009: £12 million; 2008: £3 million) in Reed Exhibitions. Other than the depreciation, amortisation and impairment above, non cash items include £7 million credit (2009: £17 million charge; 2008: £46 million charge) relating to the recognition of share based remuneration and comprise £2 million credit (2009: £4 million charge; 2008: £7 million charge) in Elsevier; £1 million charge (2009: £7 million charge; 2008: £8 million charge) in LexisNexis; £1 million credit (2009: £2 million charge; 2008: £3 million charge) in Reed Exhibitions; £3 million credit (2009: £2 million charge; 2008: £6 million charge) in Reed Business Information; and £2 million credit (2009: £2 million charge; 2008: £22 million charge) in Corporate.

Analysis by business segment

	2010	2009	2008
	£m	£m	£m

Total assets
Elsevier	2,871	2,915	3,264
LexisNexis	5,921	5,872	6,758
Reed Exhibitions	681	728	862
Reed Business Information	456	547	864

Sub-total	9,929	10,062	11,748
Taxation	151	208	353
Cash and cash equivalents	742	734	375
Net pension assets	55	110	152
Assets held for sale	—	5	49
Other assets	281	215	189

Total	11,158	11,334	12,866

Analysis by geographical location

	2010	2009	2008
	£m	£m	£m

Total assets
North America	7,556	7,570	9,123
United Kingdom	933	1,164	967
The Netherlands	854	687	742
Rest of Europe	1,356	1,504	1,630
Rest of world	459	409	404

Total	11,158	11,334	12,866

Investments in joint ventures of £136 million (2009: £135 million; 2008: £145 million) included in segment assets above comprise £38 million (2009: £38 million; 2007; £42 million) relating to LexisNexis; £92 million (2009: £92 million; 2008: £99 million) relating to Reed Exhibitions; and £6 million (2009: £5 million; 2008: £4 million) relating to Reed Business Information.

4.	Discontinued operations

Discontinued operations comprise the results of the Education division, the disposal of which completed in January 2008 with the sale of the educational assessment business. The disposal of the US K-12 Schools Education and International businesses had completed in 2007.

4.	Discontinued operations – (continued)

Net profit from discontinued operations

	2010	2009	2008
	£m	£m	£m

Revenue	—	—	12
Operating costs	—	—	(12)

Operating profit and profit before tax	—	—	—
Taxation	—	—	—

Profit after taxation	—	—	—
Gain on disposals	—	—	67
Tax on disposals	—	—	(49)

Net profit from discontinued operations	—	—	18

The gain on disposals of discontinued operations in 2008 relates to the sale of the educational assessment business. Net assets disposed in 2008 comprise £92 million of goodwill, £74 million of intangible assets, £9 million of property, plant and equipment, £53 million of inventory and £16 million of other net assets.

Cash flows from discontinued operations

	2010	2009	2008
	£m	£m	£m

Net cash flow from operating activities	—	—	2
Net cash flow used in investing activities	—	—	(50)
Net cash flow from financing activities	—	—	—

Net movement in cash and cash equivalents	—	—	(48)

Net cash flow from investing activities in 2008 includes cash proceeds, net of expenses, on the completed disposals of £270 million and taxes paid on completed disposals of £320 million. Cash and cash equivalents disposed of in 2008 was nil.

5.	Operating profit

Operating profit from continuing operations is stated after charging/(crediting) the following:

		2010	2009	2008
	Note	£m	£m	£m

Staff costs
Wages and salaries		1,594	1,610	1,384
Social security costs		179	183	164
Pensions	8	54	42	59
Share based and related remuneration		11	17	46

Total staff costs		1,838	1,852	1,653

Depreciation, amortisation and impairment
Amortisation of acquired intangible assets	17	345	364	278
Share of joint ventures’ amortisation of acquired intangible assets		4	4	3
Impairment of acquired intangible assets and goodwill	16, 17	—	169	9
Impairment of goodwill in joint ventures		—	8	—
Amortisation of internally developed intangible assets	17	158	139	88
Depreciation of property, plant and equipment	19	79	84	79

Total depreciation, amortisation and impairment		586	768	457

Other expenses and income
Pre-publication costs, inventory expenses and other cost of sales		2,209	2,252	1,916
Operating lease rentals expense		123	132	116
Operating lease rentals income		(11)	(12)	(13)

Depreciation, amortisation and impairment charges are included within administration and other expenses.

5.	Operating profit – (continued)

Staff costs for discontinued operations for the year ended December 31, 2008 were £5 million for wages and salaries; nil for social security costs; nil for pensions and nil for share based remuneration.

6.	Auditors’ remuneration

	2010	2009	2008
	£m	£m	£m

For audit services	4.5	4.5	4.8
For non-audit services	1.2	1.2	2.1

Total auditors’ remuneration	5.7	5.7	6.9

Auditors’ remuneration for audit services comprises £0.4 million (2009: £0.4 million; 2008: £0.4 million) payable to the auditors of the parent companies and £4.1 million (2009: £4.1 million; 2008: £4.4 million) payable to the auditors of the parent companies and their associates for the audit of the financial statements of the operating and financing businesses, including the review and testing of internal control over financial reporting in accordance with the US Sarbanes-Oxley Act. Auditors’ remuneration for non-audit services comprises: £0.9 million (2009: £0.7 million; 2008: £0.6 million) for taxation services, nil (2008: £0.1 million; 2007: £1.3 million) for due diligence and other transaction related services and £0.3 million (2009: £0.4 million; 2008: £0.2 million) for other audit related services.

7.	Personnel

Number of people employed — continuing operations

	At December 31,		Average during the year
	2010	2009	2010	2009	2008

Business segment
Elsevier	6,700	6,800	6,800	6,900	7,200
LexisNexis	14,700	15,200	14,900	15,400	13,800
Reed Exhibitions	2,600	2,500	2,600	2,600	2,700
Reed Business Information	5,300	6,900	5,800	7,500	8,300

Sub-total	29,300	31,400	30,100	32,400	32,000
Corporate/shared functions	900	900	900	900	800

Total	30,200	32,300	31,000	33,300	32,800

Geographical location
North America	16,500	17,600	16,900	18,000	16,600
United Kingdom	4,600	4,900	4,700	5,000	5,400
The Netherlands	1,700	2,000	1,800	2,100	2,400
Rest of Europe	3,800	4,200	4,000	4,500	4,700
Rest of world	3,600	3,600	3,600	3,700	3,700

Total	30,200	32,300	31,000	33,300	32,800

The number of people employed by the discontinued operations at December 31, 2008 was nil. The average number of people employed by discontinued operations during 2008 was 100.

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

8.	Pension schemes – (continued)

	At December 31,
	2010	2009	2008

Discount rate	5.6%	5.8%	6.2%
Expected rate of return on scheme assets	6.8%	7.0%	7.1%
Expected rate of salary increases	4.1%	4.0%	3.7%
Inflation	3.2%	3.1%	2.7%
Future pension increases	3.2%	3.1%	2.8%

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

Mortality assumptions used in assessing defined benefit obligations make allowance for future improvements in longevity and have been determined by reference to applicable mortality statistics and expectations for each scheme. The average life expectancies assumed in the valuation of the defined benefit obligations are set out below:

	2010		2009		2008
Average life expectancy	Male	Female	Male	Female	Male	Female
(at December 31)	(years)	(years)	(years)	(years)	(years)	(years)

Member currently aged 60	88	87	88	87	86	87
Member currently aged 45	89	88	88	87	86	87

The pension expense recognised within the income statement comprises:

	2010	2009	2008
	£m	£m	£m

Service cost (including curtailment credits of £17 million (2009: £43 million; 2008: nil))	48	24	75
Interest on pension scheme liabilities	191	183	180
Expected return on scheme assets	(217)	(189)	(219)

Net defined benefit pension expense	22	18	36
Defined contribution pension expense	32	24	23

Total pension expense	54	42	59

Included in gains on disposals of discontinued operations in 2008 are £3 million of pension curtailment credits.

8.	Pension schemes – (continued)

The amount recognised in the statement of financial position in respect of defined benefit pension schemes at the start and end of the year and the movements during the year were as follows:

	2010			2009			2008
	Defined	Fair value	Net	Defined	Fair value	Net	Defined	Fair value	Net
	benefit	of scheme	pension	benefit	of scheme	pension	benefit	of scheme	pension
	obligations	assets	obligations	obligations	assets	obligations	obligations	assets	obligations
	£m	£m	£m	£m	£m	£m	£m	£m	£m

At start of year	(3,302)	3,067	(235)	(3,051)	2,682	(369)	(2,968)	3,018	50
Service cost	(48)	—	(48)	(24)	—	(24)	(75)	—	(75)
Interest on pension scheme liabilities	(191)	—	(191)	(183)	—	(183)	(180)	—	(180)
Expected return on scheme assets	—	217	217	—	189	189	—	219	219
Actuarial (loss)/gain	(261)	198	(63)	(295)	301	6	418	(765)	(347)
Contributions by employer	—	154	154	—	101	101	—	79	79
Contributions by employees	(11)	11	—	(12)	12	—	(13)	13	—
Benefits paid	139	(139)	—	134	(134)	—	119	(119)	—
Acquisitions	—	—	—	—	—	—	(9)	—	(9)
Curtailment on disposal of operations	—	—	—	—	—	—	3	—	3
Exchange translation differences	(3)	(1)	(4)	129	(84)	45	(346)	237	(109)

At end of year	(3,677)	3,507	(170)	(3,302)	3,067	(235)	(3,051)	2,682	(369)

The net pension obligations of £170 million at December 31, 2010 (2009: £235 million; 2008: £369 million) comprise schemes in deficit with net pension obligations of £225 million (2009: £345 million; 2008: £521 million) and schemes in surplus with net pension assets of £55 million (2009: £110 million; 2008: £152 million).

As at December 31, 2010 the defined benefit obligations comprise £3,531 million (2009: £3,172 million; 2008: £2,923 million) in relation to funded schemes and £146 million (2009: £130 million; 2008: £128 million) in relation to unfunded schemes. The weighted average duration of defined benefit scheme liabilities is 19 years (2009: 19 years; 2008: 19 years).

Deferred tax liabilities of £15 million (2009: £31 million; 2008: £44 million) and deferred tax assets of £78 million (2009: £122 million; 2008: £190 million) are recognised in respect of the pension scheme surpluses and deficits respectively.

The fair value of scheme assets held as equities, bonds and other assets, and their expected rates of return as at December 31, is shown below:

	2010			2009			2008
	Expected			Expected			Expected
	rate of		Proportion	rate of		Proportion	rate of		Proportion
	return on	Fair value	of total	return on	Fair value	of total	return on	Fair value	of total
	scheme	of scheme	scheme	scheme	of scheme	scheme	scheme	of scheme	scheme
	assets	assets	assets	assets	assets	assets	assets	assets	assets
	%	£m	%	%	£m	%	%	£m	%

Equities	8.7	1,963	56	8.6	1,827	60	8.9	1,408	52
Bonds	4.4	1,318	38	4.5	1,069	35	4.3	1,167	44
Other	5.1	226	6	5.3	171	5	5.5	107	4

Total	6.8	3,507	100	7.0	3,067	100	7.1	2,682	100

The actual return on scheme assets for the year ended December 31, 2010 was a £415 million gain (2009: £490 million gain; 2008: £546 million loss).

8.	Pension schemes – (continued)

A summary of pension balances in respect of funded and unfunded schemes for the five years ended December 31, 2010 is set out below.

	2010	2009	2008	2007	2006
	£m	£m	£m	£m	£m

Fair value of scheme assets	3,507	3,067	2,682	3,018	2,772
Defined benefit obligations	(3,677)	(3,302)	(3,051)	(2,968)	(3,008)

Net pension (obligations)/surplus	(170)	(235)	(369)	50	(236)

Gains and losses arising on the revaluation of pension scheme assets and liabilities that have been recognised in the statement of comprehensive income are set out below:

	2010	2009	2008	2007	2006
	£m	£m	£m	£m	£m

Gains and losses during the year:
Experience (losses)/gains on scheme liabilities	(43)	18	(9)	(28)	(30)
Experience gains/(losses) on scheme assets	198	301	(765)	34	99
Actuarial (losses)/gains arising on the present value of scheme liabilities due to changes in:
— discount rates	(162)	(249)	202	367	198
— inflation	(50)	(124)	198	(152)	(77)
— life expectancy and other actuarial assumptions	(6)	60	27	3	(51)

	(63)	6	(347)	224	139
Net cumulative (losses)/gains at start of year	(89)	(95)	252	28	(111)

Net cumulative (losses)/gains at end of year	(152)	(89)	(95)	252	28

Regular contributions to defined benefit pension schemes in respect of 2011 are expected to be approximately £70 million.

Sensitivity analysis

Valuation of Reed Elsevier’s pension scheme liabilities involves judgements about uncertain events, including the life expectancy of the members, salary and pension increases, inflation and the rate at which the future pension payments are discounted. Estimates are used for each of these factors. Differences arising from actual experience or future changes in assumptions may materially affect future pension charges. In particular, changes in assumptions for discount rates, inflation and life expectancies would have the following approximate effects on the annual net pension expense and the defined benefit pension obligations:

£m

Increase/decrease of 0.25% in discount rate:
Decrease/increase in annual net pension expense	5
Decrease/increase in defined benefit pension obligations	162
Increase/decrease of one year in assumed life expectancy:
Increase/decrease in annual net pension expense	5
Increase/decrease in defined benefit pension obligations	87
Increase/decrease of 0.25% in the expected inflation rate:
Increase/decrease in annual net pension expense	5
Increase/decrease in defined benefit pension obligations	137

Additionally, the annual net pension expense includes an expected return on scheme assets. A 5% increase/decrease in the market value of equity investments held by the defined benefit pension schemes would, absent any change in their expected long term rate of return, increase/decrease the amount of the expected return on scheme assets by £9 million and would decrease/increase the amount of the net pension obligations by £98 million.

9.	Share based remuneration

Reed Elsevier provides a number of share based remuneration schemes to directors and employees. The principal share based remuneration schemes are the Executive Share Option Schemes (ESOS), the Long Term Incentive Plan (LTIP), the Reed Elsevier Growth Plan (REGP), the Retention Share Plan (RSP) and the Bonus Investment Plan (BIP). Share options granted under ESOS and LTIP are exercisable after three years and up to ten years from the date of grant at a price equivalent to the market value of the respective shares at the date of grant. Conditional shares granted under ESOS, LTIP, RSP and BIP are exercisable after three years for nil consideration if conditions are met. Conditional shares granted under REGP are exercisable for nil consideration if conditions are met after three and five years. Other awards principally relate to all employee share based saving schemes in the UK and the Netherlands.

Share based remuneration awards are, other than in exceptional circumstances, subject to the condition that the employee remains in employment at the time of exercise.

Share options and conditional shares granted under LTIP, RSP and BIP in 2009 and prior years are subject to the achievement of growth targets of Reed Elsevier PLC and Reed Elsevier NV adjusted earnings per share measured at constant exchange rates. LTIP grants made in 2006, 2007, 2008 and 2009 are also variable subject to the achievement of an additional total shareholder return performance target.

Conditional shares granted under LTIP, REGP, RSP and BIP in 2010 are subject to the achievement of growth targets of Reed Elsevier PLC and Reed Elsevier NV adjusted earnings per share measured at constant exchange rates as well as the achievement of a percentage return on invested capital of Reed Elsevier PLC and Reed Elsevier NV.

The weighted average fair value per award is based on full vesting on achievement of non market related performance conditions and stochastic models for market related components. The conditional shares and option awards are recognised in the income statement over the vesting period, being between three and five years, on the basis of expected performance against the non market related conditions, with the fair value related to market related components unchanging.

2010 grants

	In respect of Reed Elsevier PLC		In respect of Reed Elsevier NV
	ordinary shares		ordinary shares
		Weighted		Weighted
		average		average
	Number	fair value	Number	fair value
	of shares	per award	of shares	per award
	’000	£	’000	£

Share options
ESOS	2,204	0.77	1,448	1.08
Other	846	0.99	381	0.82

Total share options	3,050	0.83	1,829	1.02

Conditional shares
ESOS	751	4.23	493	6.37
LTIP	1,677	4.01	1,101	6.11
REGP	1,038	6.99	681	10.66
RSP	236	4.23	155	6.37
BIP	1,714	4.64	820	6.93

Total conditional shares	5,416	4.82	3,250	7.32

9.	Share based remuneration – (continued)

2009 grants

	In respect of Reed Elsevier PLC		In respect of Reed Elsevier NV
	ordinary shares		ordinary shares
		Weighted		Weighted
		average		average
	Number	fair value	Number	fair value
	of shares	per award	of shares	per award
	’000	£	’000	£

Share options
ESOS	4,303	0.93	2,799	1.44
Other	1,284	1.25	588	0.87

Total share options	5,587	1.00	3,387	1.34

Conditional shares
ESOS	770	4.91	500	7.52
LTIP	1,845	6.26	1,198	9.73
RSP	204	4.95	133	7.58
BIP	661	4.48	352	6.48

Total conditional shares	3,480	5.55	2,183	8.57

2008 grants

	In respect of Reed Elsevier PLC		In respect of Reed Elsevier NV
	ordinary shares		ordinary shares
		Weighted		Weighted
		average		average
	Number	fair value	Number	fair value
	of shares	per award	of shares	per award
	’000	£	’000	£

Share options
ESOS	4,397	1.14	2,891	1.57
Other	656	1.73	694	0.97

Total share options	5,053	1.22	3,585	1.45

Conditional shares
ESOS	717	5.79	469	8.85
LTIP	1,524	6.98	1,006	10.85
RSP	19	5.79	13	8.89
BIP	720	6.17	319	9.10

Total conditional shares	2,980	6.49	1,807	10.01

9.	Share based remuneration – (continued)

The main assumptions used to determine the fair values are set out below.

Assumptions for grants made during the year

	In respect of Reed Elsevier PLC			In respect of Reed Elsevier NV
	ordinary shares			ordinary shares
	2010	2009	2008	2010	2009	2008

Weighted average share price at date of grant
ESOS	£4.69	£5.39	£6.26	€8.36	€9.35	€12.16
LTIP	£4.67	£5.44	£6.27	€8.31	€9.50	€12.19
REGP	£4.67	—	—	€8.31	—	—
RSP	£4.67	£5.42	£6.28	€8.33	€9.42	€12.21
BIP	£4.64	£4.91	£6.68	€8.11	€8.05	€12.51
Other	£5.22	£5.02	£6.30	€8.86	€8.31	€11.55
Expected share price volatility	26%	26%	22%	26%	26%	22%
Expected option life	4 years	4 years	4 years	4 years	4 years	4 years
Expected dividend yield	3.5%	3.1%	2.7%	3.9%	3.4%	3.2%
Risk free interest rate	1.8%	2.0%	4.4%	1.2%	2.4%	3.6%
Expected lapse rate	3-5%	3-5%	3-5%	3-4%	3-4%	3-4%

Expected share price volatility has been estimated based on relevant historic data in respect of the Reed Elsevier PLC and Reed Elsevier NV ordinary share prices. Expected share option life has been estimated based on historical exercise patterns in respect of Reed Elsevier PLC and Reed Elsevier NV share options.

The share based remuneration awards outstanding as at December 31, 2010 in respect of both Reed Elsevier PLC and Reed Elsevier NV ordinary shares are set out below.

	In respect of Reed Elsevier PLC ordinary shares
	ESOS		LTIP		Other		Total
		Weighted		Weighted		Weighted		Weighted
		average		average		average		average
	Number	exercise	Number	exercise	Number	exercise	Number	exercise
	of shares	price	of shares	price	of shares	price	of shares	price
	’000	(pence)	’000	(pence)	’000	(pence)	’000	(pence)

Share options
Outstanding at January 1, 2008	34,067	547	2,872	489	3,110	434	40,049	534
Granted	4,397	626	—	—	656	504	5,053	610
Exercised	(6,134)	517	(547)	487	(659)	411	(7,340)	505
Forfeited	(846)	607	—	—	(441)	459	(1,287)	556
Expired	(1,312)	570	—	—	(35)	407	(1,347)	561

Outstanding at January 1, 2009	30,172	562	2,325	489	2,631	454	35,128	549
Granted	4,303	539	—	—	1,284	402	5,587	508
Exercised	(781)	436	—	—	(436)	404	(1,217)	424
Forfeited	(1,638)	602	—	—	(578)	469	(2,216)	549
Expired	(1,490)	522	(66)	487	(41)	408	(1,597)	518

Outstanding at January 1, 2010	30,566	562	2,259	489	2,860	436	35,685	547
Granted	2,204	469	—	—	846	418	3,050	455
Exercised	(1,039)	481	(269)	487	(700)	447	(2,008)	470
Forfeited	(988)	560	—	—	(367)	432	(1,355)	496
Expired	(1,494)	578	—	—	(167)	425	(1,661)	554

Outstanding at December 31, 2010	29,249	557	1,990	489	2,472	428	33,711	544
Exercisable at December 31, 2008	19,692	540	2,325	489	69	420	22,086	534
Exercisable at December 31, 2009	20,763	547	2,259	489	349	422	23,371	540
Exercisable at December 31, 2010	19,929	559	1,990	489	129	468	22,048	552

9.	Share based remuneration – (continued)

	In respect of Reed Elsevier NV ordinary shares
	ESOS		LTIP		Other		Total
		Weighted		Weighted		Weighted		Weighted
		average		average		average		average
	Number	exercise	Number	exercise	Number	exercise	Number	exercise
	of shares	price	of shares	price	of shares	price	of shares	price
	’000	(€)	’000	(€)	’000	(€)	’000	(€)

Share options
Outstanding at January 1, 2008	23,893	12.16	1,918	10.60	2,044	12.54	27,855	12.08
Granted	2,891	12.16	—	—	694	11.55	3,585	12.04
Exercised	(2,579)	10.78	(109)	10.57	(5)	10.85	(2,693)	10.77
Forfeited	(560)	13.04	—	—	(376)	12.94	(936)	13.00
Expired	(1,834)	13.43	—	—	—	—	(1,834)	13.43

Outstanding at January 1, 2009	21,811	12.23	1,809	10.60	2,357	12.19	25,977	12.11
Granted	2,799	9.35	—	—	588	8.31	3,387	9.17
Exercised	—	—	—	—	(32)	7.93	(32)	7.93
Forfeited	(1,203)	11.73	—	—	(376)	12.00	(1,579)	11.84
Expired	(1,790)	11.98	(46)	10.57	—	—	(1,836)	11.94

Outstanding at January 1, 2010	21,617	11.88	1,763	10.60	2,537	11.32	25,917	11.74
Granted	1,448	8.36	—	—	381	8.86	1,829	8.45
Exercised	(50)	9.31	—	—	(134)	8.38	(184)	8.63
Forfeited	(556)	10.16	—	—	(452)	14.01	(1,008)	8.75
Expired	(1,499)	13.00	(222)	10.57	—	—	(1,721)	6.71

Outstanding at December 31, 2010	20,960	11.61	1,541	10.60	2,332	10.57	24,833	11.45
Exercisable at December 31, 2008	14,875	12.04	1,809	10.60	2,357	12.19	19,041	11.92
Exercisable at December 31, 2009	15,217	12.01	1,763	10.60	2,537	11.32	19,517	11.79
Exercisable at December 31, 2010	14,862	12.22	1,541	10.60	2,332	10.57	18,735	11.88

	Number of Reed Elsevier PLC ordinary shares (’000)
	ESOS	LTIP	REGP	RSP	BIP	Total

Conditional shares
Outstanding at January 1, 2008	1,656	3,432	—	145	1,843	7,076
Granted	717	1,524	—	19	720	2,980
Exercised	(85)	—	—	(101)	(561)	(747)
Forfeited	(237)	(440)	—	(28)	(101)	(806)

Outstanding at January 1, 2009	2,051	4,516	—	35	1,901	8,503
Granted	770	1,845	—	204	661	3,480
Exercised	(867)	(1,767)	—	(24)	(622)	(3,280)
Forfeited	(87)	(442)	—	—	(26)	(555)

Outstanding at January 1, 2010	1,867	4,152	—	215	1,914	8,148
Granted	751	1,677	1,038	236	1,714	5,416
Exercised	(594)	(15)	—	(4)	(65)	(678)
Forfeited	(81)	(595)	—	—	(173)	(849)

Outstanding at December 31, 2010	1,943	5,219	1,038	447	3,390	12,037

9.	Share based remuneration – (continued)

	Number of Reed Elsevier NV ordinary shares (’000)
	ESOS	LTIP	REGP	RSP	BIP	Total

Conditional shares
Outstanding at January 1, 2008	1,058	2,231	—	98	724	4,111
Granted	469	1,006	—	13	319	1,807
Exercised	(57)	—	—	(63)	(176)	(296)
Forfeited	(112)	(259)	—	(24)	(29)	(424)

Outstanding at January 1, 2009	1,358	2,978	—	24	838	5,198
Granted	500	1,198	—	133	352	2,183
Exercised	(580)	(1,162)	—	(17)	(315)	(2,074)
Forfeited	(65)	(311)	—	—	(10)	(386)

Outstanding at January 1, 2010	1,213	2,703	—	140	865	4,921
Granted	493	1,101	681	155	820	3,250
Exercised	(389)	(10)	—	(3)	(23)	(425)
Forfeited	(47)	(324)	—	—	(82)	(453)

Outstanding at December 31, 2010	1,270	3,470	681	292	1,580	7,293

The weighted average share price at the date of exercise of share options and conditional shares during 2010 was 522p (2009: 506p; 2008: 632p) for Reed Elsevier PLC ordinary shares and €8.82 (2009: €8.45; 2008: €12.22) for Reed Elsevier NV ordinary shares.

Range of exercise prices for outstanding share options

	2010		2009		2008
		Weighted		Weighted		Weighted
	Number of	average	Number of	average	Number of	average
	shares	remaining	shares	remaining	shares	remaining
	under	period until	under	period until	under	period until
	option	expiry	option	expiry	option	expiry
	’000	(years)	’000	(years)	’000	(years)

Reed Elsevier PLC ordinary shares (pence)
351-400	—	—	16	0.3	252	1.2
401-450	2,017	3.3	2,157	2.6	1,927	1.5
451-500	8,919	4.5	8,219	2.9	9,111	4.6
501-550	11,299	5.6	12,638	6.0	9,834	6.1
551-600	3,153	1.6	3,593	2.3	3,856	3.4
601-650	6,053	6.6	6,600	7.6	7,452	8.5
651-700	2,270	0.2	2,462	1.2	2,696	2.2

Total	33,711	4.6	35,685	4.3	35,128	5.3

Reed Elsevier NV ordinary shares (euro)
7.01-8.00	137	8.2	175	9.2	—	—
8.01-9.00	2,062	9.0	511	9.0	—	—
9.01-10.00	3,915	6.0	4,011	6.8	1,617	4.3
10.01-11.00	4,385	3.3	4,912	4.4	5,771	4.8
11.01-12.00	5,670	4.4	6,297	5.1	6,866	6.2
12.01-13.00	2,653	6.8	2,854	7.4	3,362	8.7
13.01-14.00	2,502	1.4	2,990	2.5	3,777	3.0
14.01-15.00	3,414	3.2	3,971	4.0	4,382	4.9
15.01-16.00	95	0.8	196	1.3	202	2.4

Total	24,833	3.9	25,917	5.2	25,977	5.4

Share options are expected, upon exercise, to be met principally by the issue of new ordinary shares but may also be met from shares held by the Reed Elsevier Group plc Employee Benefit Trust (EBT) (see note 32). Conditional shares will be met from shares held by the EBT.

10.	Net finance costs

	2010	2009	2008
	£m	£m	£m

Interest on short term bank loans, overdrafts and commercial paper	(33)	(63)	(62)
Interest on other loans	(236)	(226)	(137)
Interest on obligations under finance leases	(1)	(1)	—

Total borrowing costs	(270)	(290)	(199)
Acquisition related finance costs	—	—	(18)
Losses on derivatives not designated as hedges	(14)	(8)	(8)

Finance costs	(284)	(298)	(225)

Interest on bank deposits	7	5	31
Gains on loans and derivatives not designated as hedges	1	2	2

Finance income	8	7	33

Net finance costs	(276)	(291)	(192)

Finance costs include £26 million (2009: £46 million; 2008: £6 million) transferred from the hedge reserve. A net loss of £15 million (2009: £11 million; 2008: £60 million) on interest rate derivatives designated as cash flow hedges was recognised directly in equity in the hedge reserve to be recognised in future periods.

Acquisition related finance costs in 2008 comprised underwriting and arrangement fees relating to the ChoicePoint acquisition incurred prior to completion.

11.	Disposals and other non operating items

	2010	2009	2008
	£m	£m	£m

Revaluation of held for trading investments	8	8	(6)
Loss on disposal and write down of businesses and other assets	(54)	(69)	(86)

Net loss on disposals and other non operating items	(46)	(61)	(92)

The loss on disposal and write down of businesses and other assets in 2010 principally relate to asset sales and closures in RBI US’s businesses.

12.	Taxation

	2010	2009	2008
	£m	£m	£m

Current tax
United Kingdom	44	44	40
The Netherlands	58	37	49
Rest of world	64	(1)	36

Total current tax charge	166	80	125
Deferred tax
Origination and reversal of temporary differences	(46)	(40)	30

Total taxation charge on profit from continuing operations	120	40	155

The current tax charge includes a tax credit of £7 million (2009: £34 million; 2008: nil) in respect of prior year disposals.

12.	Taxation – (continued)

A reconciliation of the notional tax charge based on average applicable rates of tax (weighted in proportion to accounting profits) to the actual total tax expense is set out below.

	2010	2009	2008
	£m	£m	£m

Profit before tax from continuing operations	768	435	617

Tax at average applicable rates	118	41	127
Tax on share of results of joint ventures	(7)	(6)	(5)
Prior year credits on disposals	(7)	(34)	—
Non deductible goodwill impairment	—	19	—
Non deductible loss on disposals	10	—	—
Net tax on share based remuneration	2	10	20
Non deductible amounts and other items	4	10	13

Tax expense	120	40	155

Tax expense as a percentage of profit before tax	16%	9%	25%

The following tax has been recognised directly in equity during the year.

	2010	2009	2008
	£m	£m	£m

Tax on actuarial movements on defined benefit pension schemes	16	(10)	116
Tax on fair value movements on cash flow hedges	12	(15)	59
Deferred tax credits/(charge) on share based remuneration	1	—	(19)

Net tax credit/(charge) recognised directly in equity	29	(25)	156

13.	Statement of cash flows

Reconciliation of profit before tax to cash generated from operations — continuing operations

	2010	2009	2008
	£m	£m	£m

Profit before tax	768	435	617
Disposals and other non operating items	46	61	92
Net finance costs	276	291	192
Share of results of joint ventures	(22)	(15)	(18)

Amortisation and impairment of acquired intangible assets and goodwill	345	533	287
Amortisation of internally developed intangible assets	158	139	88
Depreciation of property, plant and equipment	79	84	79
Share based remuneration	(7)	17	46

Total non cash items	575	773	500

Decrease in inventories and pre-publication costs	35	47	4
Decrease/(increase) in receivables	24	112	(106)
(Decrease)/increase in payables	(53)	(100)	171

Decrease in working capital	6	59	69

Cash generated from operations	1,649	1,604	1,452

Cash flow on acquisitions — continuing operations

		2010	2009	2008
	Note	£m	£m	£m

Purchase of businesses	14	(38)	(9)	(2,112)
Payment of ChoicePoint change of control and other non operating payables assumed		(7)	(56)	(19)
Deferred payments relating to prior year acquisitions		(5)	(29)	(30)

Total		(50)	(94)	(2,161)

Cash and cash equivalents include £4 million (2009: £5 million; 2008: £55 million) held in trust to satisfy liabilities in respect of change of control obligations related to the acquisition of ChoicePoint.

14.	Acquisitions

Acquisitions in 2010 — continuing operations

During the year a number of small acquisitions were made for a total consideration of £43 million, after taking account of net cash acquired of nil.

The net assets of the businesses acquired are incorporated at their fair value to the combined businesses. The provisional fair values of the consideration given and of the assets and liabilities acquired are summarised below.

Fair value
£m

Goodwill	27
Intangible assets	27
Current liabilities	(2)
Deferred tax	(9)

Net assets acquired	43

Consideration (after taking account of nil net cash acquired)	43
Less: consideration deferred to future years	(5)

Net cash flow	38

Goodwill, being the excess of the consideration over the net tangible and intangible assets acquired, represents benefits which do not qualify for recognition as intangible assets, including the ability of the business to generate higher returns than individual assets, skilled workforces, acquisition synergies that are specific to Reed Elsevier. In addition, goodwill arises on the recognition of deferred tax liabilities in respect of intangible assets for which amortisation does not qualify for tax deductions.

The fair value of the assets and liabilities acquired are provisional pending the completion of the valuation exercises. Final fair values will be incorporated in the 2011 combined financial statements. There were no significant adjustments to the provisional fair values of prior year acquisitions established in 2009.

The businesses acquired in 2010 contributed £2 million to revenue, decreased profit attributable by £3 million and contributed nil net cash inflow from operating activities for the part year under Reed Elsevier ownership and before taking account of acquisition financing costs. Had the businesses been acquired at the beginning of the year, on a proforma basis the Reed Elsevier revenues and profit attributable for the year would have been £6,065 million and £643 million respectively.

Acquisitions in 2009 — continuing operations

During 2009 a number of small acquisitions were made for a total consideration of £11 million, after taking account of net cash acquired of £3 million.

The net assets of the businesses acquired are incorporated at their fair value to the combined businesses. The fair values of the consideration given and the assets and liabilities acquired are summarised below:

Fair value
£m

Goodwill	6
Intangible assets	17
Current liabilities	(11)
Deferred tax	(1)

Net assets acquired	11

Consideration (after taking account of £3 million net cash acquired)	11
Less: consideration deferred to future years	(2)

Net cash flow	9

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

14.	Acquisitions – (continued)

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

The net assets of the businesses acquired are incorporated at their fair value to the combined businesses. The fair values of the consideration given and the assets and liabilities acquired are summarised below:

			ChoicePoint	Other
					Total
			Fair value	Fair value	Fair value
	Note		£m	£m	£m

Goodwill	(i	)	1,162	117	1,279
Intangible assets	(ii	)	1,471	108	1,579
Property, plant and equipment			46	2	48
Current assets			117	11	128
Current liabilities			(221)	(16)	(237)
Borrowings			(219)	—	(219)
Current tax			19	3	22
Deferred tax			(444)	(25)	(469)

Net assets acquired			1,931	200	2,131

Consideration (after taking account of £51 million net cash acquired)	(iii	)			2,131
Less: consideration deferred to future years					(19)

Net cash flow					2,112

(i)	Goodwill, being the excess of the consideration over the net tangible and intangible assets acquired, represents benefits which do not qualify for recognition as intangible assets, including the ability of a business to generate higher returns than individual assets, skilled workforces and acquisition synergies that are specific to Reed Elsevier. In addition, goodwill arises on the recognition of deferred tax liabilities in respect of intangible assets for which amortisation does not qualify for tax deductions.

(ii)	The fair value of intangible assets acquired with ChoicePoint were established by management with advice from independent qualified valuers.

(iii)	Consideration for ChoicePoint comprises £1,955 million to acquire the entire share capital and £22 million of professional fees and other costs relating to the acquisition.

15.	Equity dividends

Ordinary dividends declared in the year

	2010	2009	2008
	£m	£m	£m

Reed Elsevier PLC	245	228	204
Reed Elsevier NV	240	232	214

Total	485	460	418

Ordinary dividends declared in the year, in amounts per ordinary share, comprise: a 2009 final dividend of 15.0p and a 2010 interim dividend of 5.4p giving a total of 20.4p (2009: 20.4p; 2008: 18.9p) for Reed Elsevier PLC; and a 2009 final dividend of €0.293 and a 2010 interim dividend of €0.109 giving a total of €0.402 (2009: €0.397; 2008: €0.425) for Reed Elsevier NV.

The directors of Reed Elsevier PLC have proposed a final dividend of 15.0p (2009: 15.0p; 2008: 15.0p). The directors of Reed Elsevier NV have proposed a final dividend of €0.303 (2009: €0.293; 2008: €0.290). The total cost of funding the proposed final dividends is expected to be £361 million, for which no liability has been recognised at the statement of financial position date.

15.	Equity dividends – (continued)

Ordinary dividends paid and proposed relating to the financial year

	2010	2009	2008
	£m	£m	£m

Reed Elsevier PLC	245	245	221
Reed Elsevier NV	246	250	222

Total	491	495	443

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

16.	Goodwill

	2010	2009	2008
	£m	£m	£m

At January 1	4,339	4,901	2,462
Acquisitions	27	6	1,279
Disposals	(38)	(7)	(4)
Impairment	—	(110)	(9)
Reclassified from held for sale	—	22	—
Exchange translation differences	113	(473)	1,173

At December 31	4,441	4,339	4,901

The carrying amount of goodwill is after cumulative amortisation of £1,407 million (2009: £1,573 million; 2008: £1,715 million) which was charged prior to the adoption of IFRS.

Impairment charges in 2009 comprise £93 million in Reed Business Information, principally relating to its US and International businesses, and £17 million in Reed Exhibitions, principally in Reed Exhibitions Continental Europe.

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

The carrying value of goodwill recorded in the major groups of CGUs is set out below.

	2010	2009	2008
	£m	£m	£m

Elsevier	994	963	1,074

LexisNexis US Legal	1,064	1,012	1,104
LexisNexis Risk Solutions	1,720	1,659	1,846
LexisNexis International	115	133	137

LexisNexis	2,899	2,804	3,087

Reed Exhibitions Continental Europe	293	304	336
Reed Exhibitions other	66	60	71

Reed Exhibitions	359	364	407

Reed Business Information US	63	73	162
Reed Business Information UK	71	69	71
Reed Business Information NL	24	29	33
Reed Business Information International	31	37	67

Reed Business Information	189	208	333

Total	4,441	4,339	4,901

The carrying value of each CGU is compared with its estimated value in use, which is determined to be its recoverable amount. Value in use is calculated based on estimated future cash flows, discounted to their present value. Estimated future cash flows are determined by reference to latest budgets and forecasts for the next five years approved by management, after which a long term perpetuity growth rate is applied. The estimates of future cash flows are consistent with past experience adjusted for management’s estimates of future performance. The key assumptions used in the value in use calculations are discount rates and perpetuity growth rates. The discount rates used are based on the Reed Elsevier weighted average cost of capital, adjusted to reflect a risk premium specific to each CGU. The Reed Elsevier weighted average cost of capital reflects an assumed equity return, based on the risk free rate for government bonds adjusted for an equity risk premium, and the Reed Elsevier post tax cost of debt. The pre-tax discounts rates applied are 9.5% for Elsevier; 10.0-10.5% for LexisNexis; 10.5-11.0% for Reed Exhibitions and 10.5-12.0% for Reed Business Information. Cash flows subsequent to the forecast period of five years are assumed to grow at nominal perpetuity growth rates. The rates assumed are based on long term historic growth rates of the territories where the CGUs operate and the growth prospects for the sectors in which the CGUs operate. The nominal perpetuity growth rates for all CGUs do not exceed 3%.

The value in use calculations and impairment reviews are sensitive to changes in key assumptions, particularly relating to discount rates and cash flow growth. A sensitivity analysis has been performed based on changes in key assumptions considered to be reasonably possible by management: an increase in discount rate of 0.5%; a decrease in the compound annual growth rate (CAGR) for adjusted operating cash flow in the five year forecast period of 2.0%; and a decrease in perpetuity growth rates of 0.5%. The sensitivity analysis shows that impairment charges resulting from these sensitivity scenarios would be less than £10 million.

17.	Intangible assets

	Market	Content,	Total	Internally
	and	software	acquired	developed
	customer	and	intangible	intangible
	related	other	assets	assets	Total
	£m	£m	£m	£m	£m

Cost
At January 1, 2008	818	2,869	3,687	637	4,324
Acquisitions	1,349	230	1,579	—	1,579
Additions	—	—	—	115	115
Disposals	—	(15)	(15)	(19)	(34)
Exchange translation differences	652	851	1,503	207	1,710

At January 1, 2009	2,819	3,935	6,754	940	7,694
Acquisitions	5	12	17	—	17
Additions	—	—	—	179	179
Disposals	(1)	(14)	(15)	(20)	(35)
Reclassified (to)/from held for sale and other transfers	—	(233)	(233)	21	(212)
Exchange translation differences	(288)	(310)	(598)	(78)	(676)

At January 1, 2010	2,535	3,390	5,925	1,042	6,967
Acquisitions	11	16	27	—	27
Additions	—	—	—	230	230
Disposals	—	(99)	(99)	(77)	(176)
Exchange translation differences	85	44	129	9	138

At December 31, 2010	2,631	3,351	5,982	1,204	7,186

Amortisation and impairment
At January 1, 2008	152	1,721	1,873	362	2,235
Charge for the year	84	194	278	88	366
Disposals	—	(15)	(15)	(8)	(23)
Exchange translation differences	74	515	589	123	712

At January 1, 2009	310	2,415	2,725	565	3,290
Charge for the year	155	209	364	139	503
Impairment	7	52	59	—	59
Disposals	(1)	(8)	(9)	(20)	(29)
Reclassified (to)/from held for sale and other transfers	—	(217)	(217)	2	(215)
Exchange translation differences	(34)	(191)	(225)	(48)	(273)

At January 1, 2010	437	2,260	2,697	638	3,335
Charge for the year	161	184	345	158	503
Disposals	—	(93)	(93)	(64)	(157)
Exchange translation differences	12	33	45	3	48

At December 31, 2010	610	2,384	2,994	735	3,729

Net book amount
At December 31, 2008	2,509	1,520	4,029	375	4,404
At December 31, 2009	2,098	1,130	3,228	404	3,632
At December 31, 2010	2,021	967	2,988	469	3,457

Intangible assets acquired as part of business combinations comprise: market related assets (e.g. trademarks, imprints, brands); customer related assets (e.g. subscription bases, customer lists, customer relationships); and content, software and other intangible assets (e.g. editorial content, software and product delivery systems, other publishing rights, exhibition rights and supply contracts). Included in content, software and other acquired intangible assets are assets with a net book value of £619 million (2009: £698 million; 2008: £902 million) that arose on acquisitions completed prior to the adoption of IFRS that have not been allocated to specific categories of intangible assets. Internally developed intangible assets typically comprise software and systems development where an identifiable asset is created that is probable to generate future economic benefits.

17.	Intangible assets – (continued)

Included in market and customer related intangible assets are £368 million (2009: £356 million; 2008: £397 million) of brands and imprints relating to Elsevier determined to have indefinite lives based on an assessment of their historical longevity and stable market positions. Indefinite lived intangibles are tested for impairment at least annually using the same value in use assumptions as set out in note 16.

Impairment charges in 2009 comprise amounts of £10 million in Reed Exhibitions, and £49 million in Reed Business Information’s US and International businesses.

18.	Investments

	2010	2009	2008
	£m	£m	£m

Investments in joint ventures	136	135	145
Available for sale investments	10	9	24
Venture capital investments held for trading	38	32	25

Total	184	176	194

The value of £12 million (2009: £11 million; 2008: £9 million) of venture capital investments held for trading has been determined by reference to quoted market prices. The value of other venture capital investments and available for sale investments has been determined by reference to other observable market inputs.

An analysis of changes in the carrying value of investments in joint ventures is set out below:

	2010	2009	2008
	£m	£m	£m

At January 1	135	145	116
Share of results of joint ventures	22	15	18
Dividends received from joint ventures	(24)	(23)	(23)
(Disposals)/additions	(1)	—	4
Exchange translation differences	4	(2)	30

At December 31	136	135	145

Share of results of joint ventures includes impairment charges of nil (2009: £8 million; 2008: nil) in respect of minor joint ventures in Reed Exhibitions.

The principal joint ventures at December 31, 2010 are exhibition joint ventures within Reed Exhibitions and Giuffrè (an Italian legal publisher in which Reed Elsevier has a 40% shareholding) within LexisNexis.

Summarised aggregate information in respect of joint ventures and Reed Elsevier’s share is set out below.

	Total joint ventures			Reed Elsevier share
	2010	2009	2008	2010	2009	2008
	£m	£m	£m	£m	£m	£m

Revenue	235	246	209	116	118	104
Net profit for the year	46	51	37	22	15	18

Total assets	264	284	325	122	133	152
Total liabilities	(132)	(152)	(163)	(62)	(73)	(75)

Net assets	132	132	162	60	60	77

Goodwill				76	75	68

Total				136	135	145

19.	Property, plant and equipment

	2010			2009			2008
	Land	Fixtures		Land	Fixtures		Land	Fixtures
	and	and		and	and		and	and
	buildings	equipment	Total	buildings	equipment	Total	buildings	equipment	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m

Cost
At January 1	238	626	864	259	644	903	157	510	667
Acquisitions	—	—	—	—	—	—	30	18	48
Capital expenditure	7	78	85	10	68	78	13	44	57
Disposals	(5)	(141)	(146)	(8)	(54)	(62)	(1)	(66)	(67)
Reclassified from held for sale	—	—	—	—	18	18	—	—	—
Exchange translation differences	6	15	21	(23)	(50)	(73)	60	138	198

At December 31	246	578	824	238	626	864	259	644	903

Accumulated depreciation
At January 1	106	466	572	106	468	574	71	357	428
Disposals	(5)	(127)	(132)	(2)	(50)	(52)	(1)	(56)	(57)
Reclassified from held for sale	—	—	—	—	12	12	—	—	—
Charge for the year	12	67	79	12	72	84	10	69	79
Exchange translation differences	2	12	14	(10)	(36)	(46)	26	98	124

At December 31	115	418	533	106	466	572	106	468	574

Net book amount	131	160	291	132	160	292	153	176	329

No depreciation is provided on freehold land of £48 million (2009: £50 million; 2008: £51 million). The net book amount of property, plant and equipment at December 31, 2010 includes £2 million (2009: £4 million; 2008: £6 million) in respect of assets held under finance leases relating to fixtures and equipment.

20.	Financial instruments

Details of the objectives, policies and strategies pursued by Reed Elsevier in relation to financial instruments and capital management are set out on pages 33 to 35 of Item 5: Operating and Financial Review and Prospects; Liquidity and Capital Resources — Reed Elsevier. The main financial risks faced by Reed Elsevier are liquidity risk, market risk — comprising interest rate risk and foreign exchange risk — and credit risk. Financial instruments are used to finance the Reed Elsevier businesses and to hedge interest rate and foreign exchange risks. Reed Elsevier’s businesses do not enter into speculative derivative transactions. Details of financial instruments subject to liquidity, market and credit risks are described below.

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

		Contractual cash flow
	Carrying	Within					More than
	amount	1 year	1-2 Years	2-3 Years	3-4 Years	4-5 Years	5 Years	Total
At December 31, 2010	£m	£m	£m	£m	£m	£m	£m	£m

Borrowings
Fixed rate borrowings	(3,711)	(370)	(558)	(833)	(865)	(246)	(2,210)	(5,082)
Floating rate borrowings	(591)	(383)	(53)	(6)	(99)	(67)	(5)	(613)
Derivative financial liabilities Interest rate derivatives	(25)	(19)	(8)	(2)	—	(1)	(6)	(36)
Cross currency interest rate swaps	—	(5)	(7)	(179)	(190)	—	—	(381)
Forward foreign exchange contracts	(55)	(1,283)	(413)	(154)	(32)	—	—	(1,882)
Derivative financial assets
Interest rate derivatives	19	15	10	20	—	—	—	45
Cross currency interest rate swaps	100	14	14	209	248	—	—	485
Forward foreign exchange contracts	15	1,262	401	154	33	—	—	1,850

Total	(4,248)	(769)	(614)	(791)	(905)	(314)	(2,221)	(5,614)

		Contractual cash flow
	Carrying	Within					More than
	amount	1 year	1-2 Years	2-3 Years	3-4 Years	4-5 Years	5 Years	Total
At December 31, 2009	£m	£m	£m	£m	£m	£m	£m	£m

Borrowings
Fixed rate borrowings	(3,824)	(252)	(592)	(542)	(837)	(815)	(2,409)	(5,447)
Floating rate borrowings	(882)	(673)	(4)	(115)	(4)	(100)	(5)	(901)
Derivative financial liabilities Interest rate derivatives	(45)	(28)	(12)	(5)	(3)	(4)	(12)	(64)
Cross currency interest rate swaps	—	(6)	(10)	(14)	(183)	(184)	—	(397)
Forward foreign exchange contracts	(57)	(907)	(378)	(165)	—	—	—	(1,450)
Derivative financial assets
Interest rate derivatives	3	15	5	—	16	—	—	36
Cross currency interest rate swaps	54	12	13	15	192	217	—	449
Forward foreign exchange contracts	14	875	374	166	—	—	—	1,415

Total	(4,737)	(964)	(604)	(660)	(819)	(886)	(2,426)	(6,359)

20.	Financial instruments – (continued)

		Contractual cash flow
	Carrying	Within					More than
	amount	1 year	1-2 Years	2-3 Years	3-4 Years	4-5 Years	5 Years	Total
At December 31, 2008	£m	£m	£m	£m	£m	£m	£m	£m

Borrowings
Fixed rate borrowings	(2,265)	(124)	(123)	(504)	(447)	(177)	(1,967)	(3,342)
Floating rate borrowings	(3,877)	(536)	(1,740)	(1,516)	(225)	(1)	(5)	(4,023)
Derivative financial liabilities Interest rate derivatives	(89)	(27)	(37)	(20)	(7)	(3)	—	(94)
Cross currency interest rate swaps	—	(13)	(8)	(13)	(14)	(199)	(204)	(451)
Forward foreign exchange contracts	(169)	(909)	(358)	(177)	(45)	—	—	(1,489)
Derivative financial assets
Interest rate derivatives	1	1	—	—	—	—	—	1
Cross currency interest rate swaps	51	15	13	15	15	211	237	506
Forward foreign exchange contracts	24	837	307	157	42	—	—	1,343

Total	(6,324)	(756)	(1,946)	(2,058)	(681)	(169)	(1,939)	(7,549)

The carrying amount of derivative financial liabilities comprises nil (2009: £9 million; 2008: nil) in relation to fair value hedges, £68 million (2009: £67 million; 2009: £240 million) in relation to cash flow hedges and £12 million (2009: £26 million; 2008: £18 million) held for trading. The carrying amount of derivative financial assets comprises £105 million (2009: £50 million; 2008: £41 million) in relation to fair value hedges, £12 million (2009: £12 million; 2008: £8 million) in relation to cash flow hedges and £17 million (2009: £9 million; 2008: £27 million) held for trading. Derivative financial assets and liabilities held for trading comprise interest rate derivatives and forward foreign exchange contracts that were not designated as hedging instruments.

At December 31, 2010, Reed Elsevier had access to a $2,000 million committed bank facility maturing in June 2013, which was undrawn.

After taking account of the maturity of committed bank facilities that back short term borrowings at December 31, 2010, and after utilising available cash resources, no borrowings mature within one year (2009: nil; 2008: nil), no borrowings mature in the second year (2009: nil; 2008: 31%), 23% of borrowings mature in the third year (2009: 19%; 2008: 33%), 27% in the fourth and fifth years (2009: 35%; 2008: 12%), 39% in the sixth to tenth years (2009: 36%; 2008: 16%), and 11% beyond the tenth year (2009: 10%; 2008: 8%).

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

At December 31, 2010, 73% of gross borrowings were either fixed rate or had been fixed through the use of interest rate swaps, forward rate agreements and options. A 100 basis point reduction in interest rates would result in an estimated decrease in net finance costs of £3 million (2009: £4 million; 2008: £25 million), based on the composition of financial instruments including cash, cash equivalents, bank loans and commercial paper borrowings at December 31, 2010. A 100 basis point rise in interest rates would result in an estimated increase in net finance costs of £3 million (2009: £4 million; 2008: £25 million).

The impact on net equity of a theoretical change in interest rates as at December 31, 2010 is restricted to the change in carrying value of floating rate to fixed rate interest rate derivatives in a designated cash flow hedge relationship and undesignated interest rate derivatives. A 100 basis point reduction in interest rates would result in an estimated reduction in net equity of £8 million (2009: £14 million; 2008: £39 million) and a 100 basis point increase in interest rates would increase net equity by an estimated £9 million (2009: £15 million; 2008: £38 million). The impact of a change in interest rates on the

20.	Financial instruments – (continued)

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

A theoretical weakening of all currencies by 10% against sterling at December 31, 2010 would decrease the carrying value of net assets, excluding net borrowings, by £457 million (2009: £466 million; 2008: £551 million). This would be offset to a large degree by a decrease in net borrowings of £270 million (2009: £321 million; 2008: £495 million). A strengthening of all currencies by 10% against sterling at December 31, 2010 would increase the carrying value of net assets, excluding net borrowings, by £570 million (2009: £581 million; 2008: £685 million) and increase net borrowings by £329 million (2009: £392 million; 2008: £605 million).

A retranslation of the combined businesses’ net profit for the year assuming a 10% weakening of all foreign currencies against sterling but excluding transactional exposures would reduce net profit by £51 million (2009: £17 million; 2008: £38 million). A 10% strengthening of all foreign currencies against sterling on this basis would increase net profit for the year by £62 million (2009: £20 million; 2008: £46 million).

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

Reed Elsevier has treasury policies in place which do not allow concentrations of risk with individual counterparties and do not allow significant treasury exposures with counterparties which are rated lower than A/A2 by Standard & Poor’s, Moody’s or Fitch.

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

Included within trade receivables are the following amounts which are past due but for which no allowance has been made. Past due up to one month £241 million (2009: £248 million; 2008: £284 million); past due two to three months £58 million (2009: £66 million; 2008: £123 million); past due four to six months £16 million (2009: £25 million; 2008: £35 million); and past due greater than six months £5 million (2009: nil; 2008: £11 million). Examples of trade receivables which are past due but for which no allowance has been made include those receivables where there is no concern over the creditworthiness of the customer and where the history of dealings with the customer indicate the amount will be settled.

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

Interest rate derivatives (including cross currency interest rate swaps) with a principal amount of £1,093 million were in place at December 31, 2010 swapping fixed rate term debt issues denominated in sterling, euros and Swiss francs (CHF) to floating rate sterling, euro and US dollar (USD) debt respectively for the whole of their term (2009: £1,104 million; 2008: £300 million swapping fixed rate term debt issues denominated in CHF to floating rate USD debt for the whole of their term).

20.	Financial instruments – (continued)

The gains and losses on the borrowings and related derivatives designated as fair value hedges, which are included in the income statement, for the three years ended December 31, 2010 were as follows:

Gains/(losses) on borrowings and related derivatives

		Fair value
	January 1,	movement		Exchange	December 31,
	2008	gain/(loss)	De-designated	gain/(loss)	2008
	£m	£m	£m	£m	£m

USD debt	(15)	(46)	62	(1)	—
Related interest rate swaps	15	46	(62)	1	—

	—	—	—	—	—

EUR debt	(149)	161	—	(12)	—
Related EUR to USD cross currency interest rate swaps	149	(161)	—	12	—

	—	—	—	—	—

CHF debt	(6)	(25)	—	(10)	(41)
Related CHF to USD cross currency interest rate swaps	6	25	—	10	41

	—	—	—	—	—

Total USD, EUR and CHF debt	(170)	90	62	(23)	(41)
Total related interest rate derivatives	170	(90)	(62)	23	41

Net gain	—	—	—	—	—

		Fair value
	January 1,	movement	Exchange	December 31,
	2009	gain/(loss)	gain/(loss)	2009
	£m	£m	£m	£m

GBP debt	—	9	—	9
Related interest rate swaps	—	(9)	—	(9)

	—	—	—	—

EUR debt	—	(2)	—	(2)
Related interest rate swaps	—	2	—	2

	—	—	—	—

CHF debt	(41)	(11)	4	(48)
Related CHF to USD cross currency interest rate swaps	41	11	(4)	48

	—	—	—	—

Total GBP, EUR and CHF debt	(41)	(4)	4	(41)
Total related interest rate derivatives	41	4	(4)	41

Net gain	—	—	—	—

20.	Financial instruments – (continued)

		Fair value
	January 1,	movement	Exchange	December 31,
	2010	gain/(loss)	gain/(loss)	2010
	£m	£m	£m	£m

GBP debt	9	(16)	—	(7)
Related interest rate swaps	(9)	16	—	7

	—	—	—	—

EUR debt	(2)	(10)	—	(12)
Related interest rate swaps	2	10	—	12

	—	—	—	—

CHF debt	(48)	(37)	(1)	(86)
Related CHF to USD cross currency interest rate swaps	48	37	1	86

	—	—	—	—

Total GBP, EUR and CHF debt	(41)	(63)	(1)	(105)
Total related interest rate derivatives	41	63	1	105

Net gain	—	—	—	—

All fair value hedges were highly effective throughout the three years ended December 31, 2010.

Gross borrowings as at December 31, 2010 included £51 million (2009: £59 million; 2008: £78 million) in relation to fair value adjustments to borrowings previously designated in a fair value hedge relationship which were de-designated in 2008. The related derivatives were closed out on de-designation with a cash inflow of £62 million. £10 million (2009: £11 million; 2008: £2 million) of these fair value adjustments were amortised in the year as a reduction to finance costs.

Cash flow hedges

Reed Elsevier enters into two types of cash flow hedge:

(1)	Interest rate derivatives which fix the interest expense on a portion of forecast floating rate debt (including commercial paper, short term bank loans and floating rate term debt).

(2)	Foreign exchange derivatives which fix the exchange rate on a portion of future foreign currency subscription revenues forecast by the Elsevier science and medical businesses for up to 50 months.

Movements in the hedge reserve (pre-tax) in 2010, 2009 and 2008, including gains and losses on cash flow hedging instruments, were as follows:

			Total
		Foreign	hedge
	Interest rate	exchange	reserve
	hedges	hedges	pre-tax
	£m	£m	£m

Hedge reserve at January 1, 2008: (losses)/gains deferred	(8)	36	28
Losses arising in 2008	(60)	(183)	(243)
Amounts recognised in income statement	6	(25)	(19)
Exchange translation differences	(18)	(4)	(22)

Hedge reserve at January 1, 2009: losses deferred	(80)	(176)	(256)
(Losses)/gains arising in 2009	(11)	64	53
Amounts recognised in income statement	46	58	104
Exchange translation differences	7	3	10

Hedge reserve at January 1, 2010: losses deferred	(38)	(51)	(89)
Losses arising in 2010	(15)	(43)	(58)
Amounts recognised in income statement	26	35	61
Exchange translation differences	(2)	—	(2)

Hedge reserve at December 31, 2010: losses deferred	(29)	(59)	(88)

20.	Financial instruments – (continued)

All cash flow hedges were highly effective throughout the three years ended December 31, 2010.

A tax credit of £21 million (2009: £24 million; 2008: £61 million) in respect of the above gains and losses at December 31, 2010 was also deferred in the hedge reserve.

Of the amounts recognised in the income statement in the year, losses of £35 million (2009: losses of £58 million; 2008: gains of £25 million) were recognised in revenue, and losses of £26 million (2009: £46 million; 2008: £6 million) were recognised in finance costs. A tax credit of £15 million (2009: £20 million credit; 2008: £5 million charge) was recognised in relation to these items.

The deferred losses on cash flow hedges at December 31, 2010 are currently expected to be recognised in the income statement in future years as follows:

			Total
		Foreign	hedge
	Interest rate	exchange	reserve
	hedges	hedges	pre-tax
	£m	£m	£m

2011	(14)	(35)	(49)
2012	(12)	(15)	(27)
2013	(3)	(8)	(11)
2014	—	(1)	(1)
2015	—	—	—

Losses deferred in hedge reserve at end of year	(29)	(59)	(88)

The cash flows for these hedges are expected to occur in line with the recognition of the losses in the income statement, other than in respect of certain forward foreign exchange hedges on subscriptions, where cash flows may be expected to occur in advance of the subscription year.

21.	Deferred tax

	2010	2009	2008
	£m	£m	£m

Deferred tax assets	151	208	353
Deferred tax liabilities	(1,192)	(1,272)	(1,525)

Total	(1,041)	(1,064)	(1,172)

21.	Deferred tax – (continued)

Movements in deferred tax liabilities and assets are summarised as follows:

	Deferred tax liabilities				Deferred tax assets
	Excess of				Excess of
	tax allowances	Acquired		Other	amortisation	Tax losses		Other
	over	intangible	Pensions	temporary	over tax	carried	Pensions	temporary
	amortisation	assets	assets	differences	allowances	forward	liabilities	differences	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m

Deferred tax (liability)/asset at January 1, 2008	(125)	(498)	(51)	(21)	8	5	52	76	(554)
(Charge)/credit to profit	(37)	69	(6)	(5)	2	—	(10)	(43)	(30)
Credit to equity	—	—	13	7	—	—	103	33	156
Acquisitions	—	(536)	—	—	—	—	4	63	(469)
Disposals	—	7	—	—	—	—	—	—	7
Exchange translation differences	(57)	(281)	—	(4)	—	1	41	18	(282)

Deferred tax (liability)/asset at January 1, 2009	(219)	(1,239)	(44)	(23)	10	6	190	147	(1,172)
(Charge)/credit to profit	(20)	118	(4)	4	19	3	(24)	(56)	40
Credit/(charge) to equity	—	—	17	—	—	—	(27)	(15)	(25)
Transfers	—	—	—	—	—	—	—	(20)	(20)
Acquisitions	—	(1)	—	—	—	—	—	—	(1)
Exchange translation differences	23	115	—	1	(2)	—	(17)	(6)	114

Deferred tax (liability)/asset at January 1, 2010	(216)	(1,007)	(31)	(18)	27	9	122	50	(1,064)
Credit/(charge) to profit	2	100	(7)	1	(14)	4	(40)	—	46
Credit/(charge) to equity	—	—	23	7	—	—	(7)	6	29
Transfers	—	—	—	—	—	—	—	(11)	(11)
Acquisitions	—	(9)	—	—	—	—	—	—	(9)
Exchange translation differences	(9)	(28)	—	—	—	—	3	2	(32)

Deferred tax (liability)/asset at December 31, 2010	(223)	(944)	(15)	(10)	13	13	78	47	(1,041)

22.	Inventories and pre-publication costs

	2010	2009	2008
	£m	£m	£m

Raw materials	6	9	11
Pre-publication costs	130	168	233
Finished goods	92	98	104

Total	228	275	348

23.	Trade and other receivables

	2010	2009	2008
	£m	£m	£m

Trade receivables	1,361	1,367	1,578
Allowance for doubtful debts	(73)	(80)	(77)

	1,288	1,287	1,501
Prepayments and accrued income	187	205	184

Total	1,475	1,492	1,685

Trade receivables are predominantly non-interest bearing and their carrying amounts approximate to their fair value.

Trade receivables are stated net of allowances for bad and doubtful debts. The movements in the provision during the year were as follows:

	2010	2009	2008
	£m	£m	£m

At January 1	80	77	48
Charge for the year	15	33	29
Trade receivables written off	(22)	(24)	(20)
Acquisitions	—	—	4
Exchange translation differences	—	(6)	16

At December 31	73	80	77

24.	Assets and liabilities held for sale

The major classes of assets and liabilities of operations classified as held for sale are as follows:

	2010	2009	2008
	£m	£m	£m

Goodwill	—	—	24
Intangible assets	—	—	3
Property, plant and equipment	—	—	7
Trade and other receivables	—	5	15

Total assets held for sale	—	5	49

Trade and other payables	—	5	2

Total liabilities associated with assets held for sale	—	5	2

Assets held for sale as at December 31, 2009 related to Reed Business Information’s US controlled circulation and other titles. In 2009 assets and associated liabilities held for sale at December 31, 2008 were retained and reclassified accordingly.

25.	Trade and other payables

	2010	2009	2008
	£m	£m	£m

Payables and accruals	1,276	1,251	1,394
Deferred income	1,308	1,220	1,375

Total	2,584	2,471	2,769

26.	Borrowings

	2010			2009			2008
	Falling due	Falling due		Falling due	Falling due		Falling due	Falling due
	within	in more		within	in more		within	in more
	1 year	than 1 year	Total	1 year	than 1 year	Total	1 year	than 1 year	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m

Financial liabilities measured at amortised cost:
Short term bank loans, overdrafts and commercial paper	379	—	379	515	—	515	446	—	446
Finance leases	7	15	22	7	20	27	2	1	3
Other loans	130	1,944	2,074	156	2,247	2,403	—	4,652	4,652
Other loans in fair value hedging relationships	—	1,198	1,198	—	1,144	1,144	—	341	341
Other loans previously in fair value hedging relationships	—	629	629	—	617	617	—	700	700

Total	516	3,786	4,302	678	4,028	4,706	448	5,694	6,142

The total fair value of financial liabilities measured at amortised cost is £2,796 million (2009: £3,262 million; 2008: £5,201 million). The total fair value of other loans in fair value hedging relationships is £1,279 million (2009: £1,257 million; 2008: £325 million). The total fair value of other loans previously in fair value hedging relationships is £685 million (2009: £646 million; 2008: £773 million).

Analysis by year of repayment

	2010				2009				2008
	Short term				Short term				Short term
	bank loans,				bank loans,				bank loans,
	overdrafts				overdrafts				overdrafts
	and				and				and
	commercial	Other	Finance		commercial	Other	Finance		commercial	Other	Finance
	paper	loans	leases	Total	paper	loans	leases	Total	paper	loans	leases	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Within 1 year	379	130	7	516	515	156	7	678	446	—	2	448

Within 1 to 2 years	—	382	7	389	—	342	7	349	—	1,706	1	1,707
Within 2 to 3 years	—	636	8	644	—	431	6	437	—	1,885	—	1,885
Within 3 to 4 years	—	825	—	825	—	633	7	640	—	578	—	578
Within 4 to 5 years	—	188	—	188	—	779	—	779	—	104	—	104
After 5 years	—	1,740	—	1,740	—	1,823	—	1,823	—	1,420	—	1,420

	—	3,771	15	3,786	—	4,008	20	4,028	—	5,693	1	5,694

Total	379	3,901	22	4,302	515	4,164	27	4,706	446	5,693	3	6,142

Short term bank loans, overdrafts and commercial paper were backed up at December 31, 2010 by a $2,000 million (£1,283 million) committed bank facility maturing in June 2013, which was undrawn.

Analysis by currency

	2010				2009				2008
	Short term				Short term				Short term
	bank loans,				bank loans,				bank loans,
	overdrafts				overdrafts				overdrafts
	and				and				and
	commercial	Other	Finance		commercial	Other	Finance		commercial	Other	Finance
	paper	loans	leases	Total	paper	loans	leases	Total	paper	loans	leases	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

US Dollars	225	2,566	22	2,813	371	2,828	27	3,226	10	5,128	3	5,141
£ Sterling	—	707	—	707	—	691	—	691	—	400	—	400
Euro	123	628	—	751	117	645	—	762	375	165	—	540
Other currencies	31	—	—	31	27	—	—	27	61	—	—	61

Total	379	3,901	22	4,302	515	4,164	27	4,706	446	5,693	3	6,142

Included in the US dollar amounts for other loans above is £364 million (2009: £316 million; 2008: £341 million) of debt denominated in Swiss francs (CHF 500 million; 2009: CHF 500 million; 2008: CHF 500 million) that was swapped into US dollars on issuance and against which there are related derivative financial instruments, which, as at December 31, 2010, had a fair value of £86 million (2009: £48 million; 2008: £41 million).

27.	Lease arrangements

Finance leases

At December 31, 2010 future finance lease obligations fall due as follows:

	2010	2009	2008
	£m	£m	£m

Within one year	8	7	2
In the second to fifth years inclusive	17	23	1

	25	30	3
Less future finance charges	(3)	(3)	—

Total	22	27	3

Present value of future finance lease obligations payable:
Within one year	7	7	2
In the second to fifth years inclusive	15	20	1

Total	22	27	3

The fair value of the lease obligations approximates to their carrying amount.

Operating leases

Reed Elsevier leases various properties, principally offices and warehouses, which have varying terms and renewal rights that are typical to the territory in which they are located.

At December 31, 2010 outstanding commitments under non-cancellable operating leases fall due as follows:

	2010	2009	2008
	£m	£m	£m

Within one year	128	140	144
In the second to fifth years inclusive	306	354	426
After five years	208	229	293

Total	642	723	863

Of the above outstanding commitments, £609 million (2009: £677 million; 2008: £805 million) relate to land and buildings.

Reed Elsevier has a number of properties that are sub-leased. The future lease receivables contracted with sub-tenants fall as follows:

	2010	2009	2008
	£m	£m	£m

Within one year	17	17	21
In the second to fifth years inclusive	25	36	52
After five years	5	7	14

Total	47	60	87

28.	Provisions

	2010			2009			2008
	Property	Restructuring	Total	Property	Restructuring	Total	Property	Restructuring	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m

At January 1	89	106	195	45	69	114	21	—	21
Charged	36	31	67	70	157	227	22	57	79
Utilised	(22)	(82)	(104)	(20)	(114)	(134)	(9)	—	(9)
Exchange translation differences	2	(1)	1	(6)	(6)	(12)	11	12	23

At December 31	105	54	159	89	106	195	45	69	114

Property provisions relate to estimated sub-lease shortfalls and guarantees given in respect of certain property leases for various periods up to 2024. Restructuring provisions at December 31, 2010 principally relate to Reed Business Information.

Provisions as at December 31, 2010 are included within current and non-current liabilities as follows:

	2010	2009	2008
	£m	£m	£m

Current liabilities	71	134	79
Non-current liabilities	88	61	35

Total	159	195	114

29.	Contingent liabilities and capital commitments

There are contingent liabilities amounting to £10 million (2009: £22 million; 2008: £26 million) in respect of property lease guarantees.

30.	Combined share capitals

	2010	2009	2008
	£m	£m	£m

At January 1	225	209	197
Issue of ordinary shares	—	20	1
Exchange translation differences	(1)	(4)	11

At December 31	224	225	209

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

31.	Combined share premiums

	2010	2009	2008
	£m	£m	£m

At January 1	2,807	2,529	2,143
Issue of ordinary shares, net of expenses	11	395	53
Exchange translation differences	(64)	(117)	333

At December 31	2,754	2,807	2,529

Combined share premiums exclude the share premium in respect of shares of Reed Elsevier NV held by a subsidiary of Reed Elsevier PLC.

32.	Combined shares held in treasury

		Shares held
	Shares held	by parent
	by EBT	companies	Total
	£m	£m	£m

At January 1, 2008	186	433	619
Purchase of shares	54	40	94
Settlement of share awards	(8)	—	(8)
Exchange translation differences	—	78	78

At January 1, 2009	232	551	783
Purchase of shares	(57)	—	(57)
Settlement of share awards	—	(28)	(28)

At January 1, 2010	175	523	698
Settlement of share awards	(9)	—	(9)
Exchange translation differences	—	(12)	(12)

At December 31, 2010	166	511	677

At December 31, 2010 shares held in treasury related to 14,654,161 (2009: 15,350,605; 2008: 20,078,899) Reed Elsevier PLC ordinary shares and 7,781,790 (2009: 8,219,196; 2008: 11,177,422) Reed Elsevier NV ordinary shares held by the Reed Elsevier Group plc Employee Benefit Trust (“EBT”); and 34,196,298 (2009: 34,196,298; 2007: 34,196,298) Reed Elsevier PLC ordinary shares and 23,952,791 (2009: 23,952,791; 2008: 23,952,791) Reed Elsevier NV ordinary shares held by the respective parent companies.

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

33.	Translation reserve

	2010	2009	2008
	£m	£m	£m

At January 1	(100)	(14)	(145)
Exchange differences on translation of foreign operations	94	(122)	340
Cumulative exchange differences on disposal of foreign operations	—	—	27
Exchange translation differences on capital and reserves	35	36	(236)

At December 31	29	(100)	(14)

34.	Other combined reserves

	2010			2009	2008
	Hedge	Other
	reserve	reserves	Total	Total	Total
	£m	£m	£m	£m	£m

At January 1	(65)	(437)	(502)	(988)	1,389
Profit attributable to parent companies’ shareholders	—	642	642	391	476
Dividends paid	—	(483)	(483)	(457)	(2,404)
Issue of ordinary shares, net of expenses	—	—	—	419	—
Actuarial (losses)/gains on defined benefit pension schemes	—	(63)	(63)	6	(347)
Fair value movements on available for sale investments	—	—	—	—	(9)
Cumulative fair value movements on disposals of available for sale investments	—	—	—	1	—
Fair value movements on cash flow hedges	(58)	—	(58)	53	(243)
Tax recognised directly in equity	12	17	29	(25)	156
(Decrease)/increase in share based remuneration reserve	—	(7)	(7)	17	46
Settlement of share awards	—	(9)	(9)	(60)	(8)
Transfer from hedge reserve to net profit (net of tax)	46	—	46	84	(14)
Exchange translation differences	(2)	20	18	57	(30)

At December 31	(67)	(320)	(387)	(502)	(988)

Other reserves principally comprise retained earnings, the share based remuneration reserve and available for sale investment reserve.

35.	Related party transactions

Transactions between the Reed Elsevier combined businesses have been eliminated within the combined financial statements. Transactions with joint ventures were made on normal market terms of trading and comprise sales of goods and services of £1 million (2009: £2 million; 2008: £4 million). As at December 31, 2010 amounts owed by joint ventures were £2 million (2009: £4 million; 2008: £3 million). Key management personnel are also related parties and comprise the executive directors of Reed Elsevier PLC and Reed Elsevier NV. Transactions with key management personnel are set out below.

	2010	2009	2008
	£m	£m	£m

Salaries and other short term employee benefits	5	6	7
Post employment benefits	1	1	1
Share based remuneration	(1)	1	10
Termination benefits	—	1	—

Total	5	9	18

THIS PAGE INTENTIONALLY BLANK

REED ELSEVIER PLC
CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and members of Reed Elsevier PLC:

We have audited the accompanying consolidated statements of financial position of Reed Elsevier PLC and its subsidiaries (“the Company”) as of December 31, 2010, 2009 and 2008, and the related consolidated statements of income, comprehensive income, cash flows and changes in equity for each of the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2010, 2009 and 2008, and the results of its operations and cash flows for each of the years then ended, in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 16, 2011 (see Item 19 — Exhibit 15.5) expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/  DELOITTE LLP
London, England
February 16, 2011

REED ELSEVIER PLC
CONSOLIDATED INCOME STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2010

		2010	2009	2008
	Note	£m	£m	£m

Administrative expenses	3	(2)	(2)	(1)
Effect of tax credit equalisation on distributed earnings	4	(13)	(12)	(11)
Share of results of joint ventures	12	342	213	258

Operating profit		327	199	246
Finance income	7	1	2	1

Profit before tax		328	201	247
Taxation	8	(1)	(6)	(6)

Profit attributable to ordinary shareholders		327	195	241

REED ELSEVIER PLC
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
FOR THE YEAR ENDED DECEMBER 31, 2010

	2010	2009	2008
	£m	£m	£m

Profit attributable to ordinary shareholders	327	195	241
Share of joint ventures’ other comprehensive income/(expense) for the year	25	(2)	(48)

Total comprehensive income for the year	352	193	193

		2010	2009	2008
	Note	pence	pence	pence

Earnings per ordinary share (EPS)
Basic earnings per share
From continuing operations of the combined businesses	10	27.3p	17.2p	21.2p
From discontinued operations of the combined businesses	10	—	—	0.9p

From total operations of the combined businesses	10	27.3p	17.2p	22.1p

Diluted earnings per share
From continuing operations of the combined businesses	10	27.1p	17.1p	21.0p
From discontinued operations of the combined businesses	10	—	—	0.9p

From total operations of the combined businesses	10	27.1p	17.1p	21.9p

REED ELSEVIER PLC
CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2010

		2010	2009	2008
	Note	£m	£m	£m

Cash flows from operating activities
Cash used by operations	11	(2)	(2)	(1)
Interest received		1	2	—
Tax paid		(3)	(6)	(10)

Net cash used in operating activities		(4)	(6)	(11)

Cash flows from investing activities
Dividends received from joint ventures	12	589	—	500
Increase in investment in joint ventures	12	(596)	(462)	—

Net cash (used in)/from investing activities		(7)	(462)	500

Cash flows from financing activities
Equity dividends paid	9	(245)	(228)	(1,245)
Proceeds on issue of ordinary shares		9	440	32
Purchase of treasury shares		—	—	(20)
Decrease in net funding balances due from joint ventures	11	247	256	744

Net cash from/(used in) financing activities		11	468	(489)

Movement in cash and cash equivalents		—	—	—

REED ELSEVIER PLC
CONSOLIDATED STATEMENT OF FINANCIAL POSITION
AS AT DECEMBER 31, 2010

		2010	2009	2008
	Note	£m	£m	£m

Non-current assets
Investments in joint ventures	12	1,037	927	515

Total assets		1,037	927	515

Current liabilities
Taxation		9	11	11

Total liabilities		9	11	11

Net assets		1,028	916	504

Capital and reserves
Called up share capital	13	180	180	164
Share premium account	14	1,168	1,159	1,154
Shares held in treasury (including in joint ventures)	15	(312)	(317)	(347)
Capital redemption reserve	16	4	4	4
Translation reserve	17	142	92	157
Other reserves	18	(154)	(202)	(628)

Total equity		1,028	916	504

REED ELSEVIER PLC
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2010

				Shares	Capital
		Share	Share	held in	redemption	Translation	Other	Total
		capital	premium	treasury	reserve	reserve	reserves	equity
	Note	£m	£m	£m	£m	£m	£m	£m

Balance at January 1, 2010		180	1,159	(317)	4	92	(202)	916
Total comprehensive income for the year		—	—	—	—	50	302	352
Equity dividends paid	9	—	—	—	—	—	(245)	(245)
Issue of ordinary shares, net of expenses		—	9	—	—	—	—	9
Share of joint ventures’ settlement of share awards by employee benefit trust		—	—	5	—	—	(5)	—
Share of joint ventures’ decrease in share based remuneration reserve		—	—	—	—	—	(4)	(4)

Balance at December 31, 2010		180	1,168	(312)	4	142	154	1,028

Balance at January 1, 2009		164	1,154	(347)	4	157	(628)	504
Total comprehensive income for the year		—	—	—	—	(65)	258	193
Equity dividends paid	9	—	—	—	—	—	(228)	(228)
Issue of ordinary shares, net of expenses		16	5	—	—	—	419	440
Share of joint ventures’ settlement of share awards by employee benefit trust		—	—	30	—	—	(32)	(2)
Share of joint ventures’ increase in share based remuneration reserve		—	—	—	—	—	9	9

Balance at December 31, 2009		180	1,159	(317)	4	92	(202)	916

Balance at January 1, 2008		163	1,123	(302)	4	(37)	617	1,568
Total comprehensive income for the year			—	—	—	194	(1)	193
Equity dividends paid	9	—	—	—	—	—	(1,245)	(1,245)
Issue of ordinary shares, net of expenses		1	31	—	—	—	—	32
Increase in shares held in treasury (including joint ventures)	15	—	—	(49)	—	—	—	(49)
Share of joint ventures’ settlement of share awards by employee benefit trust		—	—	4	—	—	(4)	—
Share of joint ventures’ increase in share based remuneration reserve		—	—	—	—	—	24	24
Equalisation adjustments		—	—	—	—	—	(19)	(19)

Balance at December 31, 2008		164	1,154	(347)	4	157	(628)	504

REED ELSEVIER PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	Basis of financial statements

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

The accounting policies adopted in the preparation of the combined financial statements are set out on pages F-10 to F-16.

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

Critical judgements and key sources of estimation uncertainty

Critical judgments in the preparation of the combined financial statements are set out on pages F-14 to F-16.

Standards, amendments and interpretations not yet effective

Recently issued standards, amendments and interpretations and their impact on future accounting policies and reporting have been considered on page F-16 of the combined financial statements and are not expected to have a significant impact on the consolidated financial statements.

3.	Administrative expenses

Administrative expenses include £742,000 (2009: £712,000; 2008: £604,000) paid in the year to Reed Elsevier Group plc under a contract for the services of directors and administrative support. Reed Elsevier PLC has no employees (2009: nil; 2008: nil).

4.	Effect of tax credit equalisation on distributed earnings

The tax credit equalisation adjustment arises on ordinary dividends paid by Reed Elsevier PLC to its shareholders and reduces the consolidated profit attributable to ordinary shareholders by 47.1% of the total amount of the tax credit, as set out in the accounting policies in note 2.

5.	Auditors’ remuneration

Audit fees payable by Reed Elsevier PLC were £27,000 (2009: £26,000; 2008: £26,000). Further information on the audit and non-audit fees paid by the Reed Elsevier combined businesses to Deloitte LLP and its associates is set out in note 6 to the combined financial statements.

6.	Related party transactions

All transactions with joint ventures, which are related parties of Reed Elsevier PLC, are reflected in these financial statements. Key management personnel are also related parties and comprise the executive directors of Reed Elsevier PLC. Transactions with key management personnel are set out in note 35 to the combined financial statements.

7.	Finance income

	2010	2009	2008
	£m	£m	£m

Finance income from joint ventures	1	2	1

8.	Taxation

	2010	2009	2008
	£m	£m	£m

UK corporation tax	1	6	6

8.	Taxation – (continued)

A reconciliation of the notional tax charge based on the applicable rate of tax to the actual total tax expense is set out below.

	2010	2009	2008
	£m	£m	£m

Profit before tax	328	201	247

Tax at applicable rate 28% (2009: 28%; 2008: 30%)	92	56	69
Tax at applicable rate on share of results of joint ventures	(96)	(60)	(72)
Other	5	10	9

Tax expense	1	6	6

9.	Equity dividends

	2010		2009		2008		2010	2009	2008
Ordinary dividends declared in the year	pence		pence		pence		£m	£m	£m

Ordinary shares
Final for prior financial year	15.0	p	15.0	p	13.6	p	180	163	146
Interim for financial year	5.4	p	5.4	p	5.3	p	65	65	58

Total	20.4	p	20.4	p	18.9	p	245	228	204

The directors of Reed Elsevier PLC have proposed a final dividend of 15.0p (2009: 15.0p; 2008: 15.0p). The cost of funding the proposed final dividend is expected to be £180 million. No liability has been recognised at the statement of financial position date.

	2010		2009		2008
Ordinary dividends paid and proposed relating to the financial year	pence		pence		pence

Ordinary shares
Interim (paid)	5.4	p	5.4	p	5.3p
Final (proposed)	15.0	p	15.0	p	15.0p

Total	20.4	p	20.4	p	20.3p

On January 18, 2008 the company paid a special distribution of 82.0p per ordinary share from the net proceeds of the disposal of the Education division. The distribution of £1,041 million was recognised when paid.

10.	Earnings per ordinary share (“EPS”)

	2010
	Weighted
	average
	number of
	shares	Earnings	EPS
	(millions)	£m	pence

Basic EPS	1,199.1	327	27.3p

Diluted EPS	1,205.1	327	27.1p

	2009
	Weighted
	average
	number of
	shares	Earnings	EPS
	(millions)	£m	pence

Basic EPS	1,131.4	195	17.2p

Diluted EPS	1,139.5	195	17.1p

10.	Earnings per ordinary share (“EPS”) – (continued)

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

The weighted average number of shares is after deducting shares held in treasury. Movements in the number of shares in issue net of treasury shares for the year ended December 31, 2010 are shown below.

	Year Ended December 31,
			2010	2009	2008
			Shares in	Shares in	Shares in
			issue net of	issue net of	issue net of
	Shares in	Treasury	treasury	treasury	treasury
	issue	shares	shares	shares	shares
	(millions)	(millions)	(millions)	(millions)	(millions)

Number of ordinary shares
At January 1	1,247.3	(49.6)	1,197.7	1,082.6	1,251.3
Share consolidation	—	—	—	—	(168.1)
Issue of ordinary shares	2.0	—	2.0	110.4	6.4
Share repurchases	—	—	—	—	(3.2)
Net release/(purchase) of shares by employee benefit trust	—	0.7	0.7	4.7	(3.8)

At December 31	1,249.3	(48.9)	1,200.4	1,197.7	1,082.6

Weighted average number of equivalent ordinary shares during the year			1,199.1	1,131.4	1,089.5

The weighted average number of shares used in the diluted EPS calculations above is after deducting shares held in treasury and is derived as follows:

	2010	2009	2008
	(millions)	(millions)	(millions)

Weighted average number of shares — Basic	1,199.1	1,131.4	1,089.5
Weighted average number of dilutive shares under option	6.0	8.1	11.8

Weighted average number of shares — Diluted	1,205.1	1,139.5	1,101.3

11.	Statement of cash flows

Reconciliation of profit before tax to cash used by operations

	2010	2009	2008
	£m	£m	£m

Profit before tax	328	201	247
Effect of tax credit equalisation on distributed earnings	13	12	11
Net finance income	(1)	(2)	(1)
Share of results of joint ventures	(342)	(213)	(258)

Cash used by operations	(2)	(2)	(1)

Reconciliation of net funding balances due from joint ventures

	2010	2009	2008
	£m	£m	£m

At January 1	521	777	1,521
Cash flow	(247)	(256)	(744)

At December 31	274	521	777

12.	Investments in joint ventures

	2010	2009	2008
	£m	£m	£m

Share of results of joint ventures	342	213	258
Share of joint ventures’:
Net income/(expense) recognised directly in equity	1	(47)	(54)
Cumulative exchange differences on disposal of foreign operations	—	—	14
Cumulative fair value movements on disposal of available for sale investments	—	1	—
Transfer to net profit from hedge reserve	24	44	(8)
Purchases of treasury shares by employee benefit trust	—	—	(29)
(Decrease)/increase in share based remuneration reserve	(4)	9	24
Settlement of share awards by employee benefit trust	—	(2)	—
Equalisation adjustments	(13)	(12)	(30)
Dividends received from joint ventures	(589)	—	(500)
Increase in investment in joint ventures	596	462	—
Decrease in net funding balances due from joint ventures	(247)	(256)	(744)

Net movement in the year	110	412	(1,069)
At January 1	927	515	1,584

At December 31	1,037	927	515

During the year the company received a dividend of £589 million from Elsevier Reed Finance BV. The company also subscribed for 3,751 new ordinary R shares in Reed Elsevier Group plc for £596 million.

Summarised information showing total amounts in respect of joint ventures and Reed Elsevier PLC shareholders’ 52.9% share is set out below.

	Total joint ventures			Reed Elsevier PLC shareholders’ share
	2010	2009	2008	2010	2009	2008
	£m	£m	£m	£m	£m	£m

Revenue	6,055	6,071	5,334	3,203	3,212	2,822
Net profit for the year	648	395	480	342	213	258

12.	Investments in joint ventures – (continued)

Reed Elsevier PLC’s share of joint ventures’ net profit attributable to parent company shareholders for the year excludes the net loss that arose directly in Reed Elsevier PLC of £2 million (2009: £6 million; 2008: £6 million).

				Reed Elsevier PLC shareholders’
	Total joint ventures			share
	2010	2009	2008	2010	2009	2008
	£m	£m	£m	£m	£m	£m

Total assets	11,158	11,334	12,866	5,903	5,996	6,806
Total liabilities	(9,188)	(9,575)	(11,885)	(5,140)	(5,590)	(7,068)

Net assets/(liabilities)	1,970	1,759	981	763	406	(262)

Attributable to:
Joint ventures	1,943	1,732	953	763	406	(262)
Non-controlling interests	27	27	28	—	—	—

	1,970	1,759	981	763	406	(262)

Funding balances due from joint ventures				274	521	777

Total				1,037	927	515

The above amounts exclude assets and liabilities held directly by Reed Elsevier PLC and include the counterparty balances of amounts owed to and by other Reed Elsevier businesses. Included within Reed Elsevier PLC’s share of assets and liabilities are cash and cash equivalents of £393 million (2009: £388 million; 2008: £198 million) and borrowings of £2,276 million (2009: £2,849 million; 2008: £3,249 million) respectively.

13.	Share capital

	No. of shares	£m

Authorised
Ordinary shares of 14 51/116p each	1,249,286,224	180
Unclassified shares of 14 51/116p each	788,785,984	114

Total		294

All of the ordinary shares rank equally with respect to voting rights and rights to receive dividends. There are no restrictions on the rights to transfer shares.

Called up share capital — issued and fully paid

	2010		2009		2008
	No. of shares	£m	No. of shares	£m	No. of shares	£m

At January 1	1,247,275,833	180	1,136,924,693	164	1,305,891,497	163
Share consolidation	—	—	—	—	(175,418,253)	—
Issue of ordinary shares	2,010,391	—	110,351,140	16	6,451,449	1

At December 31	1,249,286,224	180	1,247,275,833	180	1,136,924,693	164

The issue of ordinary shares relates to the exercise of share options and the 2009 share placing. Details of share option and conditional share schemes are set out in note 9 to the Reed Elsevier combined financial statements.

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

13.	Share capital – (continued)

On January 7, 2008 the existing ordinary shares of 12.5p each were consolidated into new ordinary shares of 14 51/116p each on the basis of 58 new ordinary shares for every 67 existing ordinary shares. The unclassified shares of 12.5p each not in issue were similarly consolidated into new unclassified shares of 14 51/116p each.

Details of shares held in treasury are provided in note 15.

14.	Share premium

	2010	2009	2008
	£m	£m	£m

At January 1	1,159	1,154	1,123
Issue of ordinary shares, net of expenses	9	5	31

At December 31	1,168	1,159	1,154

15.	Shares held in treasury

	2010	2009	2008
	£m	£m	£m

At January 1	317	347	302
Share repurchases	—	—	20
Share of joint ventures’ employee benefit trust purchases	—	—	29
Share of joint ventures’ settlement of share awards by employee benefit trust	(5)	(30)	(4)

At December 31	312	317	347

Further details of shares held in treasury are provided in note 32 to the Reed Elsevier combined financial statements.

16.	Capital redemption reserve

	2010	2009	2008
	£m	£m	£m

At January 1 and December 31	4	4	4

17.	Translation reserve

	2010	2009	2008
	£m	£m	£m

At January 1	92	157	(37)
Share of joint ventures’ exchange differences on translation of foreign operations	50	(65)	180
Share of joint ventures’ cumulative exchange differences on disposal of foreign operations	—	—	14

At December 31	142	92	157

18.	Other reserves

	2010	2009	2008
	£m	£m	£m

At January 1	(202)	(628)	617
Profit attributable to ordinary shareholders	327	195	241
Issue of ordinary shares, net of expenses	—	419	—
Share of joint ventures’:
Actuarial (losses)/gains on defined benefit pension schemes	(33)	3	(184)
Fair value movements on available for sale investments	—	—	(5)
Cumulative fair value movements on disposal of available for sale investments	—	1	—
Fair value movements on cash flow hedges	(31)	28	(129)
Tax recognised directly in equity	15	(13)	84
(Decrease)/increase in share based remuneration reserve	(4)	9	24
Settlement of share awards by employee benefit trust	(5)	(32)	(4)
Transfer to net profit from hedge reserve	24	44	(8)
Equalisation adjustments	—	—	(19)
Equity dividends paid	(245)	(228)	(1,245)

At December 31	(154)	(202)	(628)

19.	Contingent liabilities

There are contingent liabilities in respect of borrowings of joint ventures guaranteed by Reed Elsevier PLC as follows:

	2010	2009	2008
	£m	£m	£m

Fully and unconditionally guaranteed jointly and severally with Reed Elsevier NV	3,924	4,381	5,765

Financial instruments disclosures in respect of the borrowings covered by the above guarantees are given in note 20 to the Reed Elsevier combined financial statements.

REED ELSEVIER NV
CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the members of the Supervisory and Executive Boards and the shareholders of Reed Elsevier NV:

We have audited the accompanying consolidated statements of financial position of Reed Elsevier NV (“the Company”) as of December 31, 2010, 2009 and 2008, and the related consolidated statements of income, comprehensive income, cash flows and changes in equity for each of the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2010, 2009 and 2008, and the results of its operations and cash flows for each of the years then ended, in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 16, 2011 (see Item 19 — Exhibit 15.6) expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/ DELOITTE ACCOUNTANTS B.V.
Amsterdam, The Netherlands
February 16, 2011

REED ELSEVIER NV
CONSOLIDATED INCOME STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2010

		2010	2009	2008
	Note	€m	€m	€m

Administrative expenses	4	(2)	(2)	(3)
Share of results of joint ventures	12	367	197	239

Operating profit		365	195	236
Finance income	7	14	22	77

Profit before tax		379	217	313
Taxation	8	(3)	2	(19)

Profit attributable to ordinary shareholders		376	219	294

REED ELSEVIER NV
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
FOR THE YEAR ENDED DECEMBER 31, 2010

	2010	2009	2008
	€m	€m	€m

Profit attributable to ordinary shareholders	376	219	294
Share of joint ventures’ other comprehensive income/(expense) for the year	71	42	(232)

Total comprehensive income for the year	447	261	62

	Note	2010	2009	2008

Earnings per ordinary share (EPS)
Basic earnings per share
From continuing operations of the combined businesses	10	€0.51	€0.32	€0.43
From discontinued operations of the combined businesses	10	—	—	€0.01

From total operations of the combined businesses	10	€0.51	€0.32	€0.44

Diluted earnings per share
From continuing operations of the combined businesses	10	€0.51	€0.31	€0.43
From discontinued operations of the combined businesses	10	—	—	€0.01

From total operations of the combined businesses	10	€0.51	€0.31	€0.44

REED ELSEVIER NV
CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2010

		2010	2009	2008
	Note	€m	€m	€m

Cash flows from operating activities
Cash used by operations	11	(1)	(2)	(2)
Interest received		14	24	78
Tax paid		(4)	(8)	(17)

Net cash from operating activities		9	14	59

Cash flows from investing activities
Dividends received from joint ventures	12	1,093	—	1,200
Increase in investment in joint ventures	12	(719)	(531)	—

Net cash from/(used in) investing activities		374	(531)	1,200

Cash flows from financing activities
Equity dividends paid	9	(281)	(260)	(1,569)
Proceeds on issue of ordinary shares		2	470	27
Purchase of treasury shares		—	—	(25)
(Increase)/decrease in net funding balances due from joint ventures	11	(104)	298	311

Net cash (used in)/from financing activities		(383)	508	(1,256)

Movement in cash and cash equivalents		—	(9)	3

REED ELSEVIER NV
CONSOLIDATED STATEMENT OF FINANCIAL POSITION
AS AT DECEMBER 31, 2010

		2010	2009	2008
	Note	€m	€m	€m

Non-current assets
Investments in joint ventures	12	1,198	1,031	551
Current assets
Amounts due from joint ventures		2	2	4
Cash and cash equivalents		3	3	12

		5	5	16

Total assets		1,203	1,036	567

Current liabilities
Payables	13	11	10	10
Taxation		55	56	66

Total liabilities		66	66	76

Net assets		1,137	970	491

Capital and reserves
Share capital issued	14	54	53	49
Paid-in surplus	15	2,169	2,168	1,712
Shares held in treasury (including in joint ventures)	16	(433)	(434)	(477)
Translation reserve	17	(51)	(153)	(138)
Other reserves	18	(602)	(664)	(655)

Total equity		1,137	970	491

REED ELSEVIER NV
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2010

				Shares
		Share	Paid-in	held in	Translation	Other	Total
		capital	surplus	treasury	reserve	reserves	equity
	Note	€m	€m	€m	€m	€m	€m

Balance at January 1, 2010		53	2,168	(434)	(153)	(664)	970
Total comprehensive income for the year		—	—	—	98	349	447
Equity dividends paid	9	—	—	—	—	(281)	(281)
Issue of ordinary shares, net of expenses		1	1	—	—	—	2
Share of joint ventures’ settlement of share awards by employee benefit trust		—	—	5	—	(5)	—
Share of joint ventures’ decrease in share based remuneration reserve		—	—	—	—	(4)	(4)
Equalisation adjustments		—	—	—	—	3	3
Exchange translation differences		—	—	(4)	4	—	—

Balance at December 31, 2010		54	2,169	(433)	(51)	(602)	1,137

Balance at January 1, 2009		49	1,712	(477)	(138)	(655)	491
Total comprehensive income for the year		—	—	—	(25)	286	261
Equity dividends paid	9	—	—	—	—	(260)	(260)
Issue of ordinary shares, net of expenses		4	456	21	—	(11)	470
Share of joint ventures’ settlement of share awards by employee benefit trust		—	—	32	—	(34)	(2)
Share of joint ventures’ increase in share based remuneration reserve		—	—	—	—	10	10
Exchange translation differences		—	—	(10)	10	—	—

Balance at December 31, 2009		53	2,168	(434)	(153)	(664)	970

Balance at January 1, 2008		49	1,685	(459)	(159)	900	2,016
Total comprehensive income for the year			—	—	57	5	62
Equity dividends paid	9	—	—	—	—	(1,569)	(1,569)
Issue of ordinary shares, net of expenses		—	27	—	—	—	27
Increase in shares held in treasury (including joint ventures)	16	—	—	(59)	—	—	(59)
Share of joint ventures’ settlement of share awards by employee benefit trust		—	—	5	—	(5)	—
Share of joint ventures’ increase in share based remuneration reserve		—	—	—	—	29	29
Equalisation adjustments		—	—	—	—	(15)	(15)
Exchange translation differences		—	—	36	(36)	—	—

Balance at December 31, 2008		49	1,712	(477)	(138)	(655)	491

REED ELSEVIER NV
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	Basis of financial statements

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

Basis of Preparation

These consolidated financial statements, which have been prepared under the historic cost convention, report the consolidated statements of income, cash flow and financial position of Reed Elsevier NV, and have been prepared in accordance with accounting policies that are in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and as adopted by the European Union (EU).

Unless otherwise indicated, all amounts shown in the financial statements are in euros (“€”).

The basis of the merger of the businesses of Reed Elsevier PLC and Reed Elsevier NV is set out on page 11.

Reed Elsevier NV’s consolidated financial statements are presented incorporating Reed Elsevier NV’s investments in the Reed Elsevier combined businesses accounted for using the equity method, as adjusted for the effects of the equalisation arrangement between Reed Elsevier NV and Reed Elsevier PLC. The arrangement lays down the distribution of dividends and net assets in such a way that Reed Elsevier NV’s share in the profit and net assets of the Reed Elsevier combined businesses equals 50%, with all settlements accruing to shareholders from the equalisation arrangements taken directly to reserves. Further detail is provided in note 3.

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

Combined financial statements

The accounting policies adopted in the preparation of the combined financial statements are set out on pages F-10 to F-16.

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

Critical judgements and key sources of estimation uncertainty

Critical judgments in the preparation of the combined financial statements are set out on pages F-14 to F-16.

Standards, amendments and interpretations not yet effective

Recently issued standards, amendments and interpretations and their impact on future accounting policies and reporting have been considered on page F-16 of the combined financial statements and are not expected to have a significant impact on the consolidated financial statements.

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

Reed Elsevier NV consolidated profit attributable to ordinary shareholders	Note	2010	2009	2008

Reed Elsevier combined businesses net profit attributable to parent company shareholders in pounds sterling		£642m	£391m	£476m
Reed Elsevier combined businesses net profit attributable to parent company shareholders in pounds sterling translated into euros at average exchange rates		€751m	€438m	€600m
Impact of exchange translation differences	(i)	—	—	€(13)m

Reed Elsevier combined businesses net profit attributable to parent company shareholders in euros		€751m	€438m	€587m
Reed Elsevier NV’s 50% share of combined net profit attributable to ordinary shareholders		€376m	€219m	€294m

(i)	The combined financial statements for the year ended December 31, 2008 included gains on disposal of discontinued operations which, due to their individual significance, were translated using exchange rates prevailing on the date of the transaction rather than the average exchange rates for the year. The gains on disposal also include cumulative currency translation losses since adoption of IFRS previously taken to reserves. Consequently, the gains expressed in euros were €13 million lower than the amounts derived by translating the gains expressed in sterling at average euro:sterling exchange rates (2008: €1.26 to £1.00).

3.	Basis of preparation – (continued)

Reed Elsevier NV consolidated total equity	2010	2009	2008

Reed Elsevier combined shareholders’ equity in pounds sterling	£1,943m	£1,732m	£953m
Reed Elsevier combined shareholders’ equity in pounds sterling translated into euros at year end exchange rates (2010: €1.17 to £1.00; 2009: €1.12 to £1.00; 2008: €1.03 to £1.00)	€2,273m	€1,940m	€982m
Reed Elsevier NV’s 50% share of combined equity	€1,137m	€970m	€491m

4.	Administrative expenses

Administrative expenses are stated after the gross remuneration for present and former directors of Reed Elsevier NV in respect of services rendered to Reed Elsevier NV and the combined businesses. Fees for members of the Supervisory Board of Reed Elsevier NV of €0.3 million (2009: €0.2 million; 2008: €0.2 million) are included in gross remuneration. Insofar as gross remuneration is related to services rendered to Reed Elsevier Group plc group and Elsevier Reed Finance BV group, it is borne by these groups. Reed Elsevier NV has no employees (2009: nil; 2008: nil).

5.	Auditors’ remuneration

Audit fees payable by Reed Elsevier NV were €48,000 (2009: €48,000; 2008: €48,000). Further information on the audit and non-audit fees paid by the Reed Elsevier combined businesses to Deloitte Accountants B.V. and its associates is set out in note 6 to the combined financial statements.

6.	Related party transactions

All transactions with joint ventures, which are related parties of Reed Elsevier NV, are reflected in these financial statements. Key management personnel are also related parties and comprise the members of the Executive Board of Reed Elsevier NV. Transactions with key management personnel are set out in note 35 to the combined financial statements.

7.	Finance income

	2010	2009	2008
	€m	€m	€m

Finance income from joint ventures	14	22	77

8.	Taxation

A reconciliation of the notional tax charge based on the applicable rate of tax to the actual total tax expense is set out below.

	2010	2009	2008
	€m	€m	€m

Profit before tax	379	217	313

Tax at applicable rate 25.5% (2009: 25.5%; 2008: 25.5%)	97	55	80
Tax at applicable rate on share of results of joint ventures	(94)	(50)	(61)
Other	—	(7)	—

Tax expense/(credit)	3	(2)	19

9.	Equity dividends

	2010	2009	2008	2010	2009	2008
Ordinary dividends declared in the year	€	€	€	€m	€m	€m

Ordinary shares
Final for prior financial year	€0.293	€0.290	€0.311	205	185	198
Interim for financial year	€0.109	€0.107	€0.114	76	75	72
R shares	—	—	—	—	—	—

Total	€0.402	€0.397	€0.425	281	260	270

9.	Equity dividends – (continued)

The directors of Reed Elsevier NV have proposed a final dividend of €0.303 (2009: €0.293; 2008: €0.290). The cost of funding the proposed final dividend is expected to be €212 million. No liability has been recognised at the statement of financial position date.

	2010	2009	2008
Ordinary dividends paid and proposed relating to the financial year	€	€	€

Ordinary shares
Interim (paid)	€0.109	€0.107	€0.114
Final (proposed)	€0.303	€0.293	€0.290
R shares	—	—	—

Total	€0.412	€0.400	€0.404

On January 18, 2008 the company paid a special distribution of €1.767 per ordinary share from the net proceeds of the disposal of the Education division. The distribution of €1,299 million was recognised when paid.

10.	Earnings per ordinary share (“EPS”)

	2010
	Weighted
	average
	number of
	shares	Earnings	EPS
	(millions)	€m	€

Basic EPS	734.5	376	€0.51

Diluted EPS	737.8	376	€0.51

	2009
	Weighted
	average
	number of
	shares	Earnings	EPS
	(millions)	€m	€

Basic EPS	693.9	219	€0.32

Diluted EPS	698.7	219	€0.31

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

The weighted average number of shares reflects the equivalent ordinary shares amount taking into account R shares and is after deducting shares held in treasury. Movements in the number of shares in issue net of treasury shares for the year ended December 31, 2010 are shown below.

	Year Ended December 31,
			2010	2009	2008
			Shares in	Shares in	Shares in
			issue net of	issue net of	issue net of
	Shares in	Treasury	treasury	treasury	treasury
	issue	shares	shares	shares	shares
	(millions)	(millions)	(millions)	(millions)	(millions)

Number of ordinary shares
At January 1	723.7	(32.2)	691.5	625.4	724.9
Share consolidation	—	—	—	—	(97.4)
Issue of ordinary shares	0.2	—	0.2	63.1	2.4
Share repurchases	—	—	—	—	(2.1)
Net release/(purchase) of shares by employee benefit trust	—	0.5	0.5	3.0	(2.4)

At December 31	723.9	(31.7)	692.2	691.5	625.4

Weighted average number of equivalent ordinary shares during the year			734.5	693.9	669.0

The average number of equivalent ordinary shares takes into account the R shares in the company held by a subsidiary of Reed Elsevier PLC, which represents a 5.8% interest in the company’s share capital.

The weighted average number of shares used in the calculation of diluted EPS is after deducting shares held in treasury and is derived as follows:

	2010	2009	2008
	(millions)	(millions)	(millions)

Weighted average number of shares — Basic	734.5	693.9	669.0
Weighted average number of dilutive shares under options	3.3	4.8	5.9

Weighted average number of shares — Diluted	737.8	698.7	674.9

11.	Statement of cash flows

Reconciliation of profit before tax to cash used by operations

	2010	2009	2008
	€m	€m	€m

Profit before tax	379	217	313
Finance income	(14)	(22)	(77)
Share of results of joint ventures	(367)	(197)	(239)
Increase in payables	1	—	1

Cash used by operations	(1)	(2)	(2)

Reconciliation of net funding balances due from joint ventures

	2010	2009	2008
	€m	€m	€m

At January 1	1,255	1,553	1,864
Cash flow	104	(298)	(311)

At December 31	1,359	1,255	1,553

12.	Investments in joint ventures

	2010	2009	2008
	€m	€m	€m

Share of results of joint ventures	367	197	239
Share of joint ventures’:
Net income/(expense) recognised directly in equity	44	(6)	(250)
Cumulative exchange differences on disposal of foreign operations	—	—	27
Cumulative fair value movements on disposal of available for sale investments	—	1	—
Transfer to net profit from hedge reserve	27	47	(9)
Purchases of treasury shares by employee benefit trust	—	—	(34)
(Decrease)/increase in share based remuneration reserve	(4)	10	29
Settlement of share awards by employee benefit trust	—	(2)	—
Equalisation adjustments	3	—	(15)
Dividends received from joint ventures	(1,093)	—	(1,200)
Increase in investment in joint ventures	719	531	—
Decrease/(increase) in net funding balances due from joint ventures	104	(298)	(311)

Net movement in the year	167	480	(1,524)
At January 1	1,031	551	2,075

At December 31	1,198	1,031	551

During the year the company received a dividend of €1,093 million from Elsevier Reed Finance BV. The company also subscribed for 3,751 new E ordinary shares in Reed Elsevier Group plc for €719 million.

Summarised information showing total amounts in respect of joint ventures and Reed Elsevier NV shareholders’ 50% share is set out below:

	Total joint ventures			Reed Elsevier NV share
	2010	2009	2008	2010	2009	2008
	€m	€m	€m	€m	€m	€m

Revenue	7,084	6,800	6,721	3,542	3,400	3,361
Net profit for the year	758	442	592	367	197	239

Reed Elsevier NV’s share of joint ventures’ net profit attributable to parent company shareholders for the year excludes the net profit that arose directly in Reed Elsevier NV of €9 million (2009: €22 million, 2008: €55 million).

	Total joint ventures			Reed Elsevier NV shareholders’ share
	2010	2009	2008	2010	2009	2008
	€m	€m	€m	€m	€m	€m

Total assets	13,055	12,694	13,251	6,523	6,342	6,610
Total liabilities	(10,750)	(10,724)	(12,241)	(6,684)	(6,566)	(7,612)

Net assets/(liabilities)	2,305	1,970	1,010	(161)	(224)	(1,002)

Attributable to:
Joint ventures	2,273	1,940	981	(161)	(224)	(1,002)
Non-controlling interests	32	30	29	—	—	—

	2,305	1,970	1,010	(161)	(224)	(1,002)

Net funding balances due from joint ventures				1,359	1,255	1,553

Total				1,198	1,031	551

The above amounts exclude assets and liabilities held directly by Reed Elsevier NV and include the counterparty balances of amounts owed to and by other Reed Elsevier businesses. Included within Reed Elsevier NV’s share of assets and liabilities are

12.	Investments in joint ventures – (continued)

cash and cash equivalents of €431 million (2009: €408 million; 2008: €181 million) and borrowings of €2,508 million (2009: €2,625 million; 2008: €3,153 million) respectively.

13.	Payables

Included within payables are employee convertible debenture loans of €9 million (2009: €10 million; 2008: €10 million) with a weighted average interest rate of 3.30% (2009: 4.04%; 2008: 5.28%). Depending on the conversion terms, the surrender of €227 or €200 par value debenture loans qualifies for of 50 Reed Elsevier NV ordinary shares.

14.	Share capital

Authorised

	No. of shares	€m

Ordinary shares of €0.07 each	1,800,000,000	126
R shares of €0.70 each	26,000,000	18

Total		144

Issued and fully paid

		Ordinary		Ordinary
	R shares	shares	R shares	shares	Total
	Number	Number	€m	€m	€m

At January 1, 2008	4,679,249	760,250,364	3	46	49
Share consolidation	(628,529)	(102,123,146)	—	—	—
Issue of ordinary shares	—	2,502,244	—	—	—

At January 1, 2009	4,050,720	660,629,462	3	46	49
Issue of ordinary shares	252,459	63,063,439	—	4	4

At January 1, 2010	4,303,179	723,692,901	3	50	53
Issue of ordinary shares	—	184,116	—	1	1

At December 31, 2010	4,303,179	723,877,107	3	51	54

The issue of shares relates to the exercise of share options and the 2009 share placing. Details of share option and conditional share schemes are set out in note 9 to the Reed Elsevier combined financial statements.

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

At December 31, 2010 4,303,179 R shares were held by a subsidiary of Reed Elsevier PLC. The R shares are convertible at the election of the holders into ten ordinary shares each and each R share carries an entitlement to cast ten votes. They have otherwise the same rights as the ordinary shares, except that Reed Elsevier NV may pay a lower dividend on the R shares.

15.	Paid-in surplus

	2010	2009	2008
	€m	€m	€m

At January 1	2,168	1,712	1,685
Issue of ordinary shares	1	456	27

At December 31	2,169	2,168	1,712

Within paid-in surplus, an amount of €1,992 million (2009: €1,991 million; 2008: €1,535 million) is free of tax.

16.	Shares held in treasury

	2010	2009	2008
	€m	€m	€m

At January 1	434	477	459
Share repurchases	—	—	25
Release of R shares from treasury	—	(21)	—
Share of joint ventures’ employee benefit trust purchases	—	—	34
Share of joint ventures’ settlement of share awards by employee benefit trust	(5)	(32)	(5)
Exchange translation differences	4	10	(36)

At December 31	433	434	477

Further details of shares held in treasury are provided in note 32 to the Reed Elsevier combined financial statements.

17.	Translation reserve

	2010	2009	2008
	€m	€m	€m

At January 1	(153)	(138)	(159)
Share of joint ventures’ exchange differences on translation of foreign operations	98	(25)	30
Exchange translation differences on capital and reserves	4	10	(36)
Share of joint ventures’ cumulative exchange differences on disposal of foreign operations	—	—	27

At December 31	(51)	(153)	(138)

18.	Other reserves

	2010	2009	2008
	€m	€m	€m

At January 1	(664)	(655)	900
Profit attributable to ordinary shareholders	376	219	294
Issue of ordinary shares, net of expenses	—	(11)	—
Share of joint ventures’:
Actuarial (losses)/gains on defined benefit pension schemes	(37)	4	(219)
Fair value movements on available for sale investments	—	—	(6)
Cumulative fair value movements on disposal of available for sale investments	—	1	—
Fair value movements on cash flow hedges	(34)	29	(153)
Tax recognised directly in equity	17	(14)	98
(Decrease)/increase in share based remuneration reserve	(4)	10	29
Settlement of share awards by employee benefit trust	(5)	(34)	(5)
Transfer to net profit from hedge reserve	27	47	(9)
Equalisation adjustments	3	—	(15)
Equity dividends paid	(281)	(260)	(1,569)

At December 31	(602)	(664)	(655)

19.	Contingent liabilities

There are contingent liabilities in respect of borrowings of joint ventures guaranteed by Reed Elsevier NV as follows:

	2010	2009	2008
	€m	€m	€m

Fully and unconditionally guaranteed jointly and severally with Reed Elsevier PLC	4,591	4,913	5,917

Financial instruments disclosures in respect of the borrowings covered by the above guarantees are given in note 20 to the Reed Elsevier combined financial statements.

GLOSSARY OF TERMS

Terms used in Annual Report on Form 20-F	US equivalent or brief description

Accruals	Accrued expenses

Adjusted operating cash flow	Cash generated from operations plus dividends from joint ventures less net capital expenditure on property, plant and equipment and internally developed intangible assets, and excluding payments in relation to exceptional restructuring and acquisition related costs

Adjusted operating margin	Adjusted operating profit expressed as a percentage of revenue. This is a key financial measure used by management to evaluate performance and allocate resources

Adjusted operating profit	Operating profit before amortisation and impairment of acquired intangible assets and goodwill, exceptional restructuring and acquisition related costs and grossed up to exclude the equity share of taxes in joint ventures. This is a key financial measure used by management to evaluate performance and allocate resources and is presented in accordance with IFRS 8: Operating Segments

Allotted	Issued

Associate	An entity in which Reed Elsevier has a participating interest and, in the opinion of the directors, can exercise significant influence on its management

Bank borrowings	Payable to banks

Called up share capital	Issued share capital

Capital allowances	Tax term equivalent to US tax depreciation allowances

Capital and reserves	Shareholders’ equity

Cash flow conversion	Adjusted operating cash flow expressed as a percentage of adjusted operating profit

Combined businesses	Reed Elsevier PLC, Reed Elsevier NV, Reed Elsevier Group plc and Elsevier Reed Finance BV and their respective subsidiaries, associates and joint ventures

Current instalments of loans	Long term debt due within one year

Effective tax rate on adjusted operating profit	Tax rate excluding movements on deferred tax balances not expected to crystallise in the near term, more closely aligning with cash taxes payable, and includes the benefit of deductible tax amortisation on acquired goodwill and intangible assets

EPS	Earnings per ordinary share

Finance lease	Capital lease

Free cash flow	Operating cash flow excluding the effects of interest, tax and dividends

Invested capital	Average capital employed in the year expressed at the average exchange rates for the year. Capital employed represents the net assets of the business before borrowings and derivative financial instruments and current and deferred taxes, after adding back the cumulative amortisation and impairment of acquired intangible assets and goodwill and deducting from goodwill the gross up in respect of deferred tax liabilities recognised on acquisition of intangible assets

Investments	Non-current investments

Freehold	Ownership with absolute rights in perpetuity

Interest receivable	Interest income

Interest payable	Interest expense

Net borrowings	Gross borrowings, less related derivative financial instrument assets and cash and cash equivalents

Net cash acquired	Cash less debt acquired with a business

Prepayments	Prepaid expenses

Profit	Income

Profit attributable	Net income

Reed Elsevier	Reed Elsevier PLC, Reed Elsevier NV, Reed Elsevier Group plc and Elsevier Reed Finance BV and their respective subsidiaries, associates and joint ventures

Share based remuneration	Stock based compensation

Shareholders’ equity	Shareholders’ funds

Share premium account	Premiums paid in excess of par value of ordinary shares

Return on invested capital	Post tax adjusted operating profit expressed as a percentage of average capital employed. This is a key financial measure used by management

Revenue	Sales

Underlying growth	The year on year growth calculated excluding the effects of acquisitions, disposals and the impact of currency translation. This is a key financial measure as it provides an assessment of year on year organic growth without distortion for part year contributions and the impact of changes in foreign exchange rates

ITEM 19: EXHIBITS

Exhibits filed as part of this annual report

1.1	Articles of Association of Reed Elsevier PLC (incorporated by reference from Exhibit 4.1 to the Registration Statement on Form S-8 filed with the SEC on May 25, 2010)
1.2	Articles of Association of Reed Elsevier NV (incorporated by reference from Exhibit 1.2 to the 2009 Annual Report on Form 20-F filed with the SEC on March 18, 2010)
1.3	Governing Agreement, dated April 15, 1999 between Reed International P.L.C. and Elsevier NV (incorporated by reference from Exhibit 3.3 to the 2000 Annual Report on Form 20-F filed with the SEC on March 13, 2001)
1.4	RHBV Agreement, dated December 23, 1992 among Elsevier NV and Reed Holding B.V. (incorporated by reference from Exhibit 1.4 to the 2002 Annual Report on Form 20-F filed with the SEC on March 10, 2003)
2.1	Deposit Agreement, dated as of October 27, 2003 among Reed Elsevier PLC, The Bank of New York and all holders from time to time of American Depositary Receipts (incorporated by reference from Exhibit(a)(1) to Amendment No. 1 to the Registration Statement on Form F-6 filed by Reed Elsevier PLC with the SEC on October 17, 2003)
2.2	Deposit Agreement, dated as of October 27, 2003 among Reed Elsevier NV, The Bank of New York and all holders from time to time of American Depositary Receipts (incorporated by reference from Exhibit(a)(1) to Amendment No. 1 to the Registration Statement on Form F-6 filed by Reed Elsevier NV with the SEC on October 17, 2003)
4.1	Agreement and Plan of Merger, dated October 27, 2000 among Reed Elsevier Inc., REH Mergersub Inc. and Harcourt General, Inc. (incorporated by reference from Exhibit 10.11 to the Registration Statement on Form F-3 filed with the SEC on November 29, 2000 (the “2000 Form F-3 Registration Statement”)
4.2	Sale and Purchase Agreement, dated October 27, 2000 between Reed Elsevier Inc. and The Thomson Corporation (incorporated by reference from Exhibit 10.13 to the 2000 Form F-3 Registration Statement)
4.3	Reed Elsevier Group plc Share Option Scheme (incorporated by reference from Exhibit 4.3 to the 2003 Annual Report on Form 20-F filed with the SEC on March 15, 2004)
4.4	Reed Elsevier Group plc Long Term Incentive Share Option Scheme (incorporated by reference from Exhibit 4.3 to the 2003 Annual Report on Form 20-F filed with the SEC on March 15, 2004)
4.5	Reed Elsevier Group plc Bonus Investment Plan (incorporated by reference from Exhibit 4.3 to the 2003 Annual Report on Form 20-F filed with the SEC on March 15, 2004)
4.6	Reed Elsevier Group plc Bonus Investment Plan (2002) (incorporated by reference from Exhibit 4.3 to the 2003 Annual Report on Form 20-F filed with the SEC on March 15, 2004)
4.7	Reed Elsevier Group plc Executive Share Option Schemes (No. 2) (incorporated by reference from Exhibit 4.3 to the 2003 Annual Report on Form 20-F filed with the SEC on March 15, 2004)
4.8	Reed Elsevier Group plc Executive UK and Overseas Share Option Schemes (incorporated by reference from Exhibit 10.6 to the 2000 Form F-3 Registration Statement)
4.9	Reed Elsevier Group plc Retention Share Plan (as amended on March 13, 2006) (incorporated by reference from exhibit 4.9 on the 2006 Annual Report on Form 20-F filed with the SEC on March 22, 2007)
4.10	Reed Elsevier US Salary Investment Plan (incorporated by reference from Exhibit 4.10 to the Registration Statement on Form S-8 filed with the SEC on October 2, 2000)
4.11	Reed Elsevier Group plc Long Term Incentive Share Option Scheme (as restated for awards granted on or after April 19, 2006) (incorporated by reference from exhibit 4.11 to the 2006 Annual Report on Form 20-F filed with the SEC on March 22, 2007)
4.12	Reed Elsevier Group plc Bonus Investment Plan 2010 (incorporated by reference from Exhibit 4.3 to the Registration Statement on Form S-8 filed with the SEC on May 25, 2010)
4.13	Reed Elsevier Group plc Growth Plan (incorporated by reference from Exhibit 4.4 to the Registration Statement on Form S-8 filed with the SEC on May 25, 2010)
4.14	Reed Elsevier Group plc LexisNexis Risk & Information Analytics Group Long Term Incentive Plan (incorporated by reference from Exhibit 4.5 to the Registration Statement on Form S-8 filed with the SEC on May 25, 2010)
4.15	Reed Elsevier Group plc Long Term Incentive Plan 2010 (incorporated by reference from Exhibit 4.6 to the Registration Statement on Form S-8 filed with the SEC on May 25, 2010)
8	List of significant subsidiaries, associates, joint ventures and business units
12.1	Certification Pursuant to Section 302 of Sarbanes-Oxley Act of 2002, by the Chief Executive Officer of Reed Elsevier PLC
12.2	Certification Pursuant to Section 302 of Sarbanes-Oxley Act of 2002, by the Chief Financial Officer of Reed Elsevier PLC

12.3	Certification Pursuant to Section 302 of Sarbanes-Oxley Act of 2002, by the Chief Executive Officer of Reed Elsevier NV
12.4	Certification Pursuant to Section 302 of Sarbanes-Oxley Act of 2002, by the Chief Financial Officer of Reed Elsevier NV
13.1	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, by the Chief Executive Officer of Reed Elsevier PLC
13.2	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, by the Chief Financial Officer of Reed Elsevier PLC
13.3	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, by the Chief Executive Officer of Reed Elsevier NV
13.4	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, by the Chief Financial Officer of Reed Elsevier NV
15.1	Independent Registered Public Accounting Firm’s Consent — Reed Elsevier Combined Financial Statements
15.2	Independent Registered Public Accounting Firm’s Consent — Reed Elsevier PLC Consolidated Financial Statements
15.3	Independent Registered Public Accounting Firm’s Consent — Reed Elsevier NV Consolidated Financial Statements
15.4	Report of Independent Registered Public Accounting Firm on internal control over financial reporting — Reed Elsevier combined businesses
15.5	Report of Independent Registered Public Accounting Firm on internal control over financial reporting — Reed Elsevier PLC
15.6	Report of Independent Registered Public Accounting Firm on internal control over financial reporting — Reed Elsevier NV

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

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, each of the Registrants certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorised, on March 9, 2011.

REED ELSEVIER PLC Registrant	REED ELSEVIER NV Registrant

By: /s/ E ENGSTROM E Engstrom Chief Executive Officer	By: /s/ E ENGSTROM E Engstrom Chairman of the Executive Board & Chief Executive Officer

By: /s/ M H ARMOUR M H Armour Chief Financial Officer	By: /s/ M H ARMOUR M H Armour Member, Executive Board & Chief Financial Officer

Dated: March 9, 2011	Dated: March 9, 2011

Printed by RR Donnelley, U10507