Form 20-F
period 2011-12-31
REED ELSEVIER PLC; REED ELSEVIER NV
filed 2012-03-12
CIK 929869, 929872

As filed with the Securities and Exchange Commission on March 12, 2012

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

Or

☑	ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

Or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Or

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 1-3334

REED ELSEVIER PLC	REED ELSEVIER NV
(Exact name of Registrant as specified in its charter)	(Exact name of Registrant as specified in its charter)
England	The Netherlands
(Jurisdiction of incorporation or organisation)	(Jurisdiction of incorporation or organisation)
1-3 Strand, London, WC2N 5JR, England	Radarweg 29, 1043 NX, Amsterdam, The Netherlands
(Address of principal executive offices)	(Address of principal executive offices)
Henry Udow	Jans van der Woude
Company Secretary	Company Secretary
Reed Elsevier PLC	Reed Elsevier NV
1-3 Strand, London, WC2N 5JR, England	Radarweg 29, 1043 NX, Amsterdam, The Netherlands
011 44 20 7930 7077	011 31 20 485 2222
henry.udow@reedelsevier.com	j.vanderwoude@reedelsevier.com
(Name, telephone, e-mail and/or facsimile number and address of	(Name, telephone, e-mail and/or facsimile number and address of
Company Contact Person)	Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of exchange on which registered
Reed Elsevier PLC:
American Depositary Shares (each representing four Reed Elsevier PLC ordinary shares)	New York Stock Exchange
Ordinary shares of 14 51/116p each (the “Reed Elsevier PLC ordinary shares”)	New York Stock Exchange*
Reed Elsevier NV:
American Depositary Shares (each representing two Reed Elsevier NV ordinary shares)	New York Stock Exchange
Ordinary shares of €0.07 each (the “Reed Elsevier NV ordinary shares”)	New York Stock Exchange*

*	Listed, not for trading, but only in connection with the listing of the applicable Registrant’s American Depositary Shares issued in respect thereof.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuers’ classes of capital or common stock as of December 31, 2011:

Reed Elsevier PLC:	Number of outstanding shares
Ordinary shares of 14 51/116p each	1,250,913,565
Reed Elsevier NV:
Ordinary shares of €0.07 each	724,077,755
R shares of €0.70 each (held by a subsidiary of Reed Elsevier PLC)	4,303,179

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

THIS PAGE INTENTIONALLY BLANK

GENERAL

Reed Elsevier PLC and Reed Elsevier NV conduct their business through two jointly owned companies, Reed Elsevier Group plc and Elsevier Reed Finance BV. Reed Elsevier PLC and Reed Elsevier NV have retained their separate legal and national identities. “Reed Elsevier” is not a legal entity but a collective reference to the separate legal entities of Reed Elsevier PLC, Reed Elsevier NV, Reed Elsevier Group plc and Elsevier Reed Finance BV and their respective subsidiaries, associates and joint ventures. The businesses of all of the entities comprising Reed Elsevier are collectively referred to in this annual report as “Reed Elsevier”, and the financial statements of the combined businesses are referred to as the “combined financial statements”. In this annual report, references to “we”, “our”, or “us” are to all of the entities comprising Reed Elsevier.

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

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

This document contains or incorporates by reference a number of forward looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act 1934, as amended, with respect to:

—	financial condition;

—	results of operations;

—	competitive positions;

—	the features and functions of and markets for the products and services we offer; and

—	our business plans and strategies.

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

Important factors that could cause actual results to differ materially from estimates or forecasts contained in the forward looking statements include, among others:

—	competitive factors in the industries in which we operate;

—	demand for our products and services;

—	exchange rate fluctuations;

—	general economic and business conditions;

—	legislative, fiscal, tax and regulatory developments and political risks;

—	the availability of third party content and data;

—	breaches of our data security systems or other unauthorised access to our databases;

—	our ability to maintain high quality management;

—	changes in law and legal interpretation affecting our intellectual property rights and internet communications;

—	uncertainties as to whether our strategies, business plans and acquisitions will produce the expected returns;

—	significant failures or interruptions of our electronic platforms;

—	failure of third parties to whom we have outsourced business activities;

—	changes in the market values of defined benefit pension scheme assets and in the market related assumptions used to value scheme liabilities;

—	downgrades to the credit ratings of our debt;

—	breaches of generally accepted ethical business standards or applicable statutes;

—	our ability to manage our environmental impact; and

—	other risks referenced from time to time in the filings of Reed Elsevier PLC and Reed Elsevier NV with the Securities and Exchange Commission (the “SEC”).

The terms “estimate”, “project”, “plan”, “intend”, “expect”, “should be”, “will be”, “believe” and similar expressions identify forward looking statements. These forward looking statements are found at various places throughout this annual report and the other documents incorporated by reference in this annual report (see “Item 19: Exhibits” on page S-3 of this annual report).

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

All of the selected financial data for Reed Elsevier set out below has been extracted or derived from the audited combined financial statements.

Combined Income Statement Data(1)

	For the year ended December 31,
	2011(2)	2011	2010	2009	2008	2007
	(in millions)
Amounts in accordance with IFRS:
Revenue — continuing operations	$9,603	£6,002	£6,055	£6,071	£5,334	£4,584
Operating profit — continuing operations(3)	1,928	1,205	1,090	787	901	888
Net finance costs	(376)	(235)	(276)	(291)	(192)	(139)
Disposals and other non operating items(4)	(35)	(22)	(46)	(61)	(92)	63
Profit before tax — continuing operations	1,517	948	768	435	617	812
Taxation(5)	(290)	(181)	(120)	(40)	(155)	82
Net profit from continuing operations	1,227	767	648	395	462	894
Net profit from discontinued operations(6)	—	—	—	—	18	309
Non-controlling interests	(11)	(7)	(6)	(4)	(4)	(3)
Profit attributable to parent companies’ shareholders	1,216	760	642	391	476	1,200

Combined Statement of Financial Position Data(1)

	As at December 31,
	2011(2)	2011	2010	2009	2008	2007
	(in millions)
Amounts in accordance with IFRS:
Total assets	$17,829	£11,503	£11,158	£11,334	£12,866	£9,778
Long term borrowings	(5,118)	(3,300)	(3,786)	(4,028)	(5,694)	(2,002)
Net assets	3,405	2,197	1,970	1,759	981	2,976
Non-controlling interests	(39)	(25)	(27)	(27)	(28)	(11)
Combined shareholders’ equity	3,366	2,172	1,943	1,732	953	2,965

(1)	The combined financial statements are prepared in accordance with accounting policies that are in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and as adopted by the European Union (“EU”). The figures for 2008 and 2007 have been extracted or derived from the combined financial statements for the years ended December 31, 2008 and 2007, not included herein.

(2)	Noon buying rates as at December 31, 2011 have been used to provide a convenience translation into US dollars, see “— Exchange Rates” on page 6. At December 31, 2011 the noon buying rate was $1.55 per £1.00. This compares to the average exchange rate for the year ended December 31, 2011 of $1.60 to £1.00 applied in the translation of the combined income statement for the year.

(3)	Operating profit — continuing operations, is stated after charging £359 million in respect of amortisation of acquired intangible assets (2010: £349 million; 2009: £368 million; 2008: £281 million; 2007: £221 million); £nil in respect of impairment of acquired intangible assets and goodwill (2010: nil; 2009: £177 million; 2008: £9 million; 2007: nil); £nil in respect of exceptional restructuring costs (2010: £57 million; 2009: £182 million; 2008: £152 million; 2007: nil); £52 million in respect of acquisition related costs (2010: £50 million; 2009: £48 million; 2008: £27 million; 2007: £20 million); a credit of £1 million in respect of the share of joint ventures’ profit on disposals (2010: nil; 2009: nil; 2008: nil; 2007: nil) and £11 million in respect of taxation in joint ventures (2010: £9 million; 2009: £8 million; 2008: £9 million; 2007: £8 million). Impairment charges in 2009 relate principally to Reed Business Information’s US and International businesses. Exceptional restructuring costs in 2010 relate only to the restructuring of the Reed Business Information business and in 2009 and 2008 relate to the exceptional restructuring programmes across Reed Elsevier.

(4)	Disposals and other non operating items comprise a £28 million loss on disposal of businesses (2010: £54 million loss; 2009: £69 million loss; 2008: £86 million loss; 2007: £65 million gain) and a £6 million gain relating to the revaluation of held for trading investments (2010: £8 million gain; 2009: £8 million gain; 2008: £6 million loss; 2007: £2 million loss).

(5)	Taxation in 2011 includes credits of nil (2010: £7 million; 2009: £34 million) in respect of prior year disposals. Taxation in continuing operations in 2007 includes credits of £223 million in respect of previously unrecognised deferred tax assets and capital losses that were realised as a result of the disposal of discontinued operations.

(6)	Net profit from discontinued operations in 2008 includes the gain of £67 million on disposal of the educational assessment business and in 2007 the gain of £611 million on disposal of the US K-12 Schools and International educational business. Taxes on the completed disposals in 2008 were £49 million and in 2007 £380 million.

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

	For the year ended December 31,
	2011(3)		2011		2010		2009		2008		2007
	(in millions, except per share amounts)
Amounts in accordance with IFRS:(1)
Profit before tax(2)	$624		£390		£328		£201		£247		£643
Taxation	(2)		(1)		(1)		(6)		(6)		(19)
Profit attributable to ordinary shareholders	622		389		327		327		195		241
Earnings per Reed Elsevier PLC ordinary share from total operations of the combined businesses	50.3	¢	32.4	p	27.3	p	17.2	p	22.1	p	49.7	p
Earnings per Reed Elsevier PLC ordinary share from continuing operations of the combined businesses	50.3	¢	32.4	p	27.3	p	17.2	p	21.2	p	36.6	p
Diluted earnings per Reed Elsevier PLC ordinary share from total operations of the combined businesses	49.8	¢	32.1	p	27.1	p	17.1	p	21.9	p	49.1	p
Dividends per Reed Elsevier PLC ordinary share(4)	32.0	¢	20.65	p	20.4	p	20.4	p	100.9	p	16.3	p
Total assets	$1,796		£1,158		£1,037		£927		£515		£1,584
Total equity/Net assets	1,781		1,149		1,028		916		504		1,568
Weighted average number of shares(5)	1,202.0		1,202.0		1,199.1		1,131.4		1,089.5		1,256.5

(1)	The consolidated financial statements of Reed Elsevier PLC are prepared in accordance with accounting policies that are in conformity with IFRS as issued by the IASB and as adopted by the EU. The figures for 2008 and 2007 have been extracted or derived from the consolidated financial statements for the years ended December 31, 2008 and 2007, not included herein.

(2)	Profit before tax includes Reed Elsevier PLC’s share of the post-tax earnings of joint ventures, being both the continuing and discontinued operations of the Reed Elsevier combined businesses. Profit before tax in 2008 includes Reed Elsevier PLC’s £10 million share of joint ventures’ post-tax gain on disposal of the educational assessment business and in 2007 the £122 million share of joint ventures’ post-tax net gain on disposal of the US K-12 Schools and International educational businesses.

(3)	Noon buying rates as at December 31, 2011 have been used to provide a convenience translation into US dollars, see “— Exchange Rates” on page 6. At December 31, 2011 the noon buying rate was $1.55 per £1.00. This compares to the average exchange rate for the year ended December 31, 2011 of $1.60 to £1.00 applied in the translation of the combined income statement for the year.

(4)	The amount of dividends per Reed Elsevier PLC ordinary share shown excludes the UK tax credit available to certain Reed Elsevier PLC shareholders, including beneficial owners of Reed Elsevier PLC ADSs who are residents of the United States for the purposes of the UK Tax Treaty, and does not include any deduction on account of UK withholding taxes, currently at the rate of 15% of the sum of the dividend and the related tax credit in most cases; see “Item 10: Additional Information — Taxation”.

Dividends declared in the year, in amounts per ordinary share, comprise a 2010 final dividend of 15.0p and 2011 interim dividend of 5.65p giving a total of 20.65p. The directors of Reed Elsevier PLC have proposed a 2011 final dividend of 15.90p (2010: 15.0p; 2009: 15.0p; 2008: 15.0p; 2007: 13.6p), giving a total ordinary dividend in respect of the financial year of 21.55p (2010: 20.4p; 2009: 20.4p; 2008: 20.3p; 2007: 18.1p). Dividends in 2008 included a special distribution of 82.0p per ordinary paid from the net proceeds of the sale of the Education division.

Dividends per Reed Elsevier PLC ordinary share in respect of the financial year ended December 31, 2011 translated into cents at the noon buying rate on December 31, 2011 were 33.4 cents. See “— Exchange Rates” on page 6.

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

	For the year ended December 31,
	2011(3)	2011	2010	2009	2008	2007
	(in millions, except per share amounts)
Amounts in accordance with IFRS:(1)
Profit before tax(2)	$609	€438	€379	€217	€313	€873
Taxation	(1)	(1)	(3)	2	(19)	(18)
Profit attributable to ordinary shareholders	608	437	376	219	294	855
Earnings per Reed Elsevier NV ordinary share from total operations of the combined businesses	$0.76	€0.59	€0.51	€0.32	€0.44	€1.10
Earnings per Reed Elsevier NV ordinary share from continuing operations of the combined businesses	$0.76	€0.59	€0.51	€0.32	€0.43	€0.84
Diluted earnings per Reed Elsevier NV ordinary share from total operations of the combined businesses	$0.76	€0.59	€0.51	€0.31	€0.44	€1.09
Dividends per Reed Elsevier NV ordinary share(4)	$0.535	€0.413	€0.402	€0.397	€2.192	€0.418
Total assets	$1,768	€1,364	€1,203	€1,036	€567	€2,089
Total equity/Net assets	1,683	1,303	1,137	970	491	2,016
Weighted average number of shares(5)	735.3	735.3	734.5	693.9	669.0	774.9

(1)	The consolidated financial statements of Reed Elsevier NV are prepared in accordance with accounting policies that are in conformity with IFRS as issued by the IASB and as adopted by the EU. The figures for 2008 and 2007, have been extracted or derived from the consolidated financial statements for the years ended December 31, 2008 and 2007, not included herein.

(2)	Profit before tax includes Reed Elsevier NV’s share of post-tax earnings of joint ventures, being both the continuing and discontinued operations of the Reed Elsevier combined businesses. Profit before tax in 2008 includes Reed Elsevier NV’s €11 million share of joint ventures’ post-tax gain on disposal of the educational assessment business and in 2007 the €147 million share of joint ventures’ post-tax gains on disposal of the US K-12 Schools and International educational businesses.

(3)	Noon buying rates as at December 31, 2011 have been used to provide a convenience translation into US dollars, see “— Exchange Rates” on page 6. At December 31, 2011 the Noon Buying Rate was $1.30 per €1.00. This compares to the average exchange rate for the year ended December 31, 2011 of $1.39 to €1.00 applied in the translation of the combined income statement for the year.

(4)	Dividends declared in the year, in amounts per ordinary share, comprise a 2010 final dividend of €0.303 and 2011 interim dividend of €0.110 giving a total of €0.413. The directors of Reed Elsevier NV have proposed a 2011 final dividend of €0.326 (2010: €0.303; 2009: €0.293; 2008: €0.290; 2007: €0.311), giving a total ordinary dividend in respect of the financial year of €0.436 (2010: €0.412; 2009: €0.400; 2008: €0.404; 2007: €0.425). Dividends in 2008 included a special distribution of €1.767 per ordinary share paid from the net proceeds of the sale of the Education division.

Dividends per Reed Elsevier NV ordinary share in respect of the financial year ended December 31, 2011 translated into dollars at the noon buying rate on December 31, 2011 were $0.565. See “— Exchange Rates” on page 6.

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

The following tables illustrate, for the periods and dates indicated, certain information concerning the Noon Buying Rate for pounds sterling expressed in US dollars per £1.00 and for the euro expressed in US dollars per €1.00. The exchange rate on February 15, 2012 was £1.00 = $1.57 and €1.00 = $1.31

US dollars per £1.00 — Noon Buying Rates

	Period
Year ended December 31,	End	Average(1)	High	Low
2011	1.55	1.60	1.67	1.54
2010	1.56	1.55	1.64	1.43
2009	1.62	1.57	1.70	1.37
2008	1.45	1.85	2.03	1.44
2007	2.00	2.00	2.11	1.92

Month			High	Low
February 2012 (through February 15, 2012)			1.59	1.57
January 2012			1.58	1.53
December 2011			1.57	1.54
November 2011			1.61	1.55
October 2011			1.61	1.54
September 2011			1.62	1.54
August 2011			1.66	1.62

US dollars per €1.00 — Noon Buying Rates

	Period
Year ended December 31,	End	Average(1)	High	Low
2011	1.30	1.39	1.49	1.29
2010	1.34	1.33	1.45	1.20
2009	1.44	1.40	1.51	1.25
2008	1.41	1.47	1.60	1.24
2007	1.47	1.37	1.49	1.29

Month			High	Low
February 2012 (through February 15, 2012)			1.33	1.31
January 2012			1.32	1.27
December 2011			1.35	1.29
November 2011			1.38	1.32
October 2011			1.42	1.33
September 2011			1.43	1.34
August 2011			1.45	1.42

(1)	The average of the Noon Buying Rates on the last day of each month during the relevant period.

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

Our businesses operate in highly competitive markets. These markets continue to change in response to technological innovations, changing legislation, regulatory changes, the entrance of new competitors, and other factors. We cannot predict with certainty the changes that may occur and the effect of those changes on the competitiveness of our businesses. In particular, the means of delivering our products and services, and the products and services themselves, may be subject to rapid technological and other changes. We cannot predict whether technological innovations, changing legislation or other factors will, in the future, make some of our products wholly or partially obsolete or less profitable. Failure to anticipate market trends could impact the competitiveness of our products and services and consequently adversely affect our revenue and profit.

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

Our financial statements are expressed in pounds sterling and euros and are, therefore, subject to movements in exchange rates on the translation of the financial information of businesses whose operational currencies are other than our reporting currencies. The United States is our most important market and, accordingly, significant fluctuations in US dollar exchange rates can significantly affect our reported results and financial position from year to year. In addition, in some of our businesses we incur costs in currencies other than those in which revenues are earned. The relative movements between the exchange rates in the currencies in which costs are incurred and the currencies in which revenues are earned can significantly affect the results of those businesses.

Current and future economic, political and market forces, and dislocations beyond our control may adversely affect demand for our products and services.

The demand for our products and services may be impacted by factors that are beyond our control, including macro economic, political and market conditions, the availability of short term and long term funding and capital and the level of volatility of interest rates, currency exchange rates and inflation. The United States, Europe and other major economies have recently undergone a period of severe economic turbulence, and the global economic environment has recently been less favourable than in prior years and this may continue into the future. Any one or more of these factors may contribute to reduced activity by our customers, may result in a reduction of demand for our products and services, and may adversely affect suppliers and third parties to whom we have outsourced business activities. Further disruption to global credit markets, which has significantly contributed to the recent economic turbulence described above, could have further disruptive consequences for global economic growth and customer demand.

Changes in tax laws or uncertainty over their application and interpretation may adversely affect our reported results.

Our businesses operate worldwide and our earnings are subject to taxation in many differing jurisdictions and at differing rates. We seek to organise our affairs in a tax efficient manner, taking account of the jurisdictions in which we operate. However, tax laws that apply to our businesses may be amended or interpreted differently by the relevant authorities, which could adversely affect our reported results. In addition, disputes arise from time to time with tax authorities regarding the application of tax laws to our businesses.

Changes in regulation of information collection and use could adversely affect our revenues and our costs.

Legal regulation relating to internet communications, data protection, e-commerce, direct marketing, credit scoring and digital advertising, privacy, information governance and use of public records is becoming more prevalent. Existing and proposed legislation and regulations, including changes in the manner in which such legislation and regulations are interpreted by courts, in the United States, the European Union and other jurisdictions may impose limits on our collection and use of certain kinds of information about individuals and our ability to communicate such information effectively with our customers. For example, the background screening report businesses offered by LexisNexis Risk Solutions are governed by the US Fair Credit Reporting Act of 1970 and analogous state laws requiring that consumers be provided the contents of background reports and allowed to have any inaccuracies in the reports corrected. It further provides for statutory penalties and attorney fees for non-compliance. We are unable to predict in what form laws and regulations will be adopted or modified or how they will be construed by the courts, or the extent to which any such laws or interpretation changes might adversely affect our business.

Changes in provision of third party information to us could adversely affect our businesses.

A number of our businesses rely extensively upon content and data from external sources to maintain our databases. Data is obtained from public records, governmental authorities, customers and other information companies, including competitors. In the case of public records, including social security number data which are obtained from public authorities, our access is governed by law. We also obtain the credit header data in our databases from consumer credit reporting agencies. The disruption or loss of data sources in the future, because of changes in the law or because data suppliers decide not to supply them, could adversely affect our businesses if we were unable to arrange for substitute sources in a timely manner or at all.

Our business, operations and reputation could be adversely affected by a failure to comply with FTC Settlement Orders.

Through our LexisNexis Risk Solutions business, we are party to two consent orders and two subsequent related supplemental orders (the “FTC Settlement Orders”) embodying settlements with the US Federal Trade Commission (“FTC”) that resolved FTC investigations into our compliance with federal laws governing consumer information security and related issues, including certain fraudulent data access incidents. We also entered into an Assurance of Voluntary Compliance and Discontinuance (“AVC”) with the Attorneys General of 43 states and the District of Columbia in connection with one such FTC investigation. The FTC Settlement Orders and the AVC require us to institute and maintain information security, verification, credentialing, audit and compliance, and reporting and record retention programmes and to obtain an assessment from a qualified, independent third party every two years for twenty years (with the FTC having the right to extend such twenty-year period by up to two additional biennial assessment periods) to ensure that our performance under these information security programmes complies with the FTC Settlement Orders. Failure to comply with the FTC Settlement Orders and the AVC could result in civil penalties and adversely affect our business, operations and reputation.

Breaches of our data security systems or other unauthorised access to our databases could adversely affect our business and operations.

Our businesses provide customers with access to database information such as case law, treatises, journals, and publications as well as other data. Our LexisNexis Risk Solutions business also provides authorised customers with access to public records and other information on US individuals made available in accordance with applicable privacy laws and regulations. There are persons who try to breach our data security systems or gain other unauthorised access to our databases in order to misappropriate such information for potentially fraudulent purposes and we have previously disclosed incidents of such unauthorised access. Because the techniques used by such persons change frequently, we may be unable to anticipate or protect against the threat of breaches of data security or other unauthorised access. Breaches of our data security systems or other unauthorised access to our databases could damage our reputation and expose us to a risk of loss or litigation and possible liability, as well as increase the likelihood of more extensive governmental regulation of these activities in a way that could adversely affect this aspect of our business.

Changes in government funding of, or spending by, academic institutions may adversely affect demand for the products and services of our science and medical businesses.

The principal customers for the information products and services offered by our science and medical publishing businesses are academic institutions, which fund purchases of these products and services from limited budgets that may be sensitive to changes in private and governmental sources of funding. Accordingly, any decreases in budgets of academic institutions or changes in the spending patterns of academic institutions could negatively impact our businesses.

Our intellectual property rights may not be adequately protected under current laws in some jurisdictions, which may adversely affect our results and our ability to grow.

Our products and services are largely comprised of intellectual property content delivered through a variety of media, including journals, books, compact discs, and online, including the internet. We rely on trademark, copyright, patent, trade secret and other intellectual property laws to establish and protect our proprietary rights in these products and services. However, we cannot assure you that our proprietary rights will not be challenged, limited, invalidated or circumvented. Despite trademark and copyright protection and similar intellectual property protection laws, third parties may be able to copy, infringe or otherwise profit from our proprietary rights without our authorisation. These unauthorised activities may be facilitated by the internet.

In addition, whilst there is now certain internet-specific copyright legislation in the United States and in the European Union, there remains significant uncertainty as to the date from which such legislation will be enforced and the form copyright law regulating digital content may ultimately take. In several jurisdictions, including the United States, Australia and the European Union, copyright laws are increasingly coming under legal review. These factors create additional challenges for us in protecting our proprietary rights in content delivered through the internet and electronic platforms. Moreover, whilst non-copyrightable databases are protected in many circumstances by law in the European Union, there is no equivalent legal protection in the United States.

We may be unable to implement and execute our strategic and business plans if we cannot maintain high quality management.

The implementation and execution of our strategic and business plans depend on the availability of high quality management resources across all our businesses. We cannot predict that in the future such resources will be available.

We may not realize all of the anticipated benefits of potential future acquisitions.

We acquire businesses to reshape and strengthen our portfolio. Whilst our acquisitions are made within the framework of our overall strategy, we cannot assure you we will be able to generate the anticipated benefits such as revenue growth, synergies and/or cost savings associated with these acquisitions. Failure to realize the anticipated benefits of potential future acquisitions could adversely affect our business.

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

Our businesses are increasingly dependent on electronic platforms and distribution systems, primarily the internet, for delivery of their products and services. From time to time we have experienced verifiable attacks on our platforms and systems by unauthorised parties. To date such attacks have not resulted in any material damage to us, however, our businesses could be adversely affected if their electronic delivery platforms and networks experience a significant failure, interruption or security breach.

Our businesses may be adversely affected by the failure of third parties to whom we have outsourced business activities.

We engage in outsourcing and offshoring activities such as IT, production and development engineering. Poor performance or the failure of third parties to whom we have outsourced business functions could adversely affect our business performance, reputation and financial condition.

Our scientific, technical and medical primary publications could be adversely affected by changes in the market.

Our scientific, technical and medical (STM) primary publications, like those of most of our competitors, are published on a paid subscription basis. There is continuous debate in government, academic and library communities, which are the principal customers for our STM publications, regarding whether such publications should be free and funded instead through fees charged to authors and from governmental and other subsidies or made freely available after a period following publication. If these methods of STM publishing are widely adopted or mandated, it could adversely affect our revenue from our paid subscription publications.

Spending by companies on advertising and other marketing activities, which comprises a significant portion of our revenue, has historically been cyclical.

Approximately 7% of our revenue in 2011 was derived from advertising and 12% from exhibitions. In Reed Business Information, 38% of revenue was derived from advertising in 2011 compared with 41% in 2010. Total advertising revenues for our businesses in 2011 were £437 million compared with £491 million in the prior year.

Traditionally, spending by companies on advertising and other marketing activities has been cyclical, with companies spending significantly less on advertising in times of economic slowdown or turbulence. In addition, there has been a structural shift of advertising and lead generation to Google and other search engines.

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

We operate a number of pension schemes around the world, the largest schemes being of the defined benefit type in the United Kingdom, the United States and the Netherlands. The assets and obligations associated with defined benefit pension schemes are particularly sensitive to changes in the market values of assets and the market related assumptions used to value scheme liabilities. In particular, a decrease in the discount rate used to value scheme liabilities, an increase in life expectancy of scheme members, an increase in the rate of inflation or a decline in the market value of investments held by the defined benefit pension schemes (absent any change in their expected long term rate of return) could adversely affect the reported results and financial position of the combined businesses.

Our impairment analysis of goodwill and indefinite lived intangible assets incorporates various assumptions which are highly judgemental. If these assumptions are not realised, we may be required to recognise a charge in the future for impairment.

As at December 31, 2011, goodwill on the combined statement of financial position amounted to £4,729 million and intangible assets with an indefinite life amounted to £370 million. We conduct an impairment test at least annually, which involves a comparison of the carrying value of goodwill and indefinite lived intangible assets by cash generating unit with estimated values in use based on latest management cash flow projections. The assumptions used in the estimation of value in use are, by their very nature, highly judgemental, and include profit growth of the business over a five year forecast period, the long term growth rate of the business thereafter, and related discount rates. There is no guarantee that our businesses will be able to achieve the forecasted results which have been included in the impairment tests and impairment charges may be required in future periods if we are unable to meet these assumptions.

Our borrowing costs and access to capital may be adversely affected if the credit ratings assigned to our debt are downgraded.

Our outstanding debt instruments are, and any of our future debt instruments may be, publicly rated by independent rating agencies such as Moody’s Investors Service Inc., Standard & Poor’s Rating Services and Fitch Ratings. A rating is based upon information furnished by us or obtained by the relevant rating agency from its own sources and is subject to revision, suspension or withdrawal by the rating agency at any time. Rating agencies may review the assigned ratings due to developments that are beyond our control. Factors cited as a basis for a ratings downgrade or an assignment of a negative outlook could include the macro economic environment and the level of our indebtedness as a consequence of an acquisition. If the ratings of our debt are downgraded in the future, our borrowing costs and access to capital may be adversely affected.

Breaches of generally accepted ethical business standards or applicable statutes concerning bribery could adversely affect our reputation and financial condition.

As a leading global provider of professional information solutions to the Science, Medical, Risk, Legal and Business sectors, we are expected to adhere to high standards of independence and ethical conduct. Whilst our employees are expected to abide by the Reed Elsevier Code of Ethics and Business Conduct, employees may still fail to abide by its guidelines relating to anti-bribery and principled business conduct. Similarly, whilst our major suppliers are expected to abide by our Supplier Code of Conduct, suppliers may still fail to abide by its guideline relating to anti-bribery and principled business conduct. A breach of generally accepted principled business standards or applicable statues concerning bribery by our employees or our suppliers could adversely affect our business performance, reputation and financial condition.

Failure to manage our environmental impact could adversely affect our businesses.

Our businesses have an impact on the environment, principally through the use of energy and water, waste generation and, in our supply chain, through our paper use and print and production technologies. Whilst we are committed to reducing these impacts by limiting resource use and by efficiently employing sustainable materials and technologies, we cannot assure you that these efforts and expenditures incurred by us in order to comply with either new environmental legislation and regulations, new interpretations or existing laws and regulations or more rigorous enforcement of such laws and regulations will not adversely impact on our businesses or reputation.

ITEM 4: INFORMATION ON REED ELSEVIER

HISTORY AND DEVELOPMENT

Corporate structure

Reed Elsevier came into existence in January 1993, when Reed Elsevier PLC and Reed Elsevier NV contributed their respective businesses to two jointly-owned companies, Reed Elsevier Group plc, a UK registered company which owns the publishing and information businesses, and Elsevier Reed Finance BV, a Dutch registered company which owns the financing activities. Reed Elsevier PLC and Reed Elsevier NV have retained their separate legal and national identities and are publicly held companies. Reed Elsevier PLC’s securities are listed in London and New York, and Reed Elsevier NV’s securities are listed in Amsterdam and New York.

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

Material acquisitions and disposals

Total acquisition expenditure in the three years ended December 31, 2011, including the buy out of non controlling interests, was £594 million, net of cash acquired. During 2011 a number of acquisitions, including the buy out of non controlling interests, were made for total consideration of £540 million, net of cash acquired of £24 million. The most significant of these was Accuity Inc., a leading provider of data in credit risk, regulatory compliance and online payment systems, acquired in November 2011 for cash consideration of £331 million, net of cash acquired. During 2010 a number of small acquisitions were made for a total consideration of £43 million. During 2009 a number of small acquisitions were made for a total consideration of £11 million.

Restructuring

In February 2008 we announced a major restructuring plan to further consolidate and streamline operational activities and back office support. In 2009, having identified further restructuring and consolidation opportunities, we announced an expansion of this programme and a major restructuring in Reed Business Information. Restructuring costs incurred in 2011 were nil (2010: £57 million; 2009: £182 million; 2008: £152 million).

Capital expenditure

Capital expenditure on property, plant, equipment and internally developed intangible assets principally relates to investment in systems infrastructure to support electronic publishing activities, computer equipment and office facilities. Total such capital expenditure, which is financed from operating cash flows, amounted to £350 million in 2011 (2010: £311 million; 2009: £242 million) of the combined businesses. In 2011 there was continued investment in new product and related infrastructure, particularly in LexisNexis Legal & Professional. Further information on capital expenditure is given in notes 16 and 18 to the combined financial statements.

Principal Executive Offices

The principal executive offices of Reed Elsevier PLC are located at 1-3 Strand, London WC2N 5JR, England. Tel: +44 20 7930 7077. The principal executive offices of Reed Elsevier NV are located at Radarweg 29, 1043 NX Amsterdam, the Netherlands. Tel: +31 20 485 2222. The principal executive office located in the United States is at 125 Park Avenue, 23rd Floor, New York, New York, 10017. Tel +1 212 309 5498. Our internet address is www.reedelsevier.com. The information on our website is not incorporated by reference into this report.

BUSINESS OVERVIEW

Reed Elsevier is a world leading provider of professional information solutions organised in 2011 as five business segments: Elsevier, providing scientific, technical and medical information solutions; LexisNexis Risk Solutions, providing risk information and analytics to business and government customers; LexisNexis Legal & Professional, providing legal, tax, regulatory and business information solutions to professionals, business and government customers; Reed Exhibitions, organising trade exhibitions and conferences; and Reed Business Information, providing information and marketing solutions to business professionals.

With effect from 1 January 2011 LexisNexis was reorganised as two separate businesses, LexisNexis Risk Solutions and LexisNexis Legal & Professional, which are accordingly now presented separately.

Our principal operations are in North America and Europe. For the year ended December 31, 2011 we had total revenue of approximately £6.0 billion and an average of approximately 30,600 employees. As at December 31, 2011 we had approximately 30,500 employees. In 2011, North America represented our largest single geographic market, based on revenue by destination, contributing 54% of our total revenue.

Revenue is derived principally from subscriptions, circulation and transactional sales, advertising sales and exhibition fees. In 2011, 47% of Reed Elsevier’s revenue was derived from subscriptions; 27% from circulation and transactional sales; 12% from exhibition fees; 7% from advertising sales; and 7% from other sources. An increasing proportion of revenue is derived from electronic information products, principally internet based. In 2011, 63% of our revenue was derived from such sources, including 96% of LexisNexis Risk Solutions revenue, 75% of LexisNexis Legal & Professional revenue, 63% of Elsevier revenue, 51% of Reed Business Information revenue, and 2% of Reed Exhibitions revenue.

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

Revenue is recognised for the various categories as follows: subscriptions — on periodic despatch of subscribed product or rateably over the period of the subscription where performance is not measurable by despatch; circulation and transactional — on despatch or occurrence of the transaction; advertising — on publication or period of online display; and exhibitions — on occurrence of the exhibition. Where sales consist of two or more independent components whose value can be reliably measured, revenue is recognised on each component as it is completed by performance, based on the attribution of relative value.

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

Our businesses compete for subscription, circulation and transaction, and marketing expenditures in scientific and medical, risk, legal and business sectors. The bases of competition include, for readers and users of the information, the quality and variety of the editorial content and data, the quality of the software to derive added value from the information, the timeliness and the price of the products and, for advertisers, the quality and the size of the audiences targeted.

	Revenue Year ended December 31,
	2011		2010		2009
	(in millions, except percentages)
Elsevier	£2,058	34%	£2,026	34%	£1,985	33%
LexisNexis Risk Solutions	908	15	927	15	865	14
LexisNexis Legal & Professional	1,634	27	1,691	28	1,692	28
Reed Exhibitions	707	12	693	11	638	11
Reed Business Information	695	12	718	12	891	14

Total	£6,002	100%	£6,055	100%	£6,071	100%

ELSEVIER

	Year ended December 31,
	2011	2010	2009
	(in millions)
Revenue
Elsevier
Science & Technology	£1,076	£1,015	£985
Health Sciences	982	1,011	1,000

	£2,058	£2,026	£1,985

Elsevier is a leading provider of scientific and medical information and serves scientists, health professionals and students worldwide. Its objective is to help its customers advance science and improve healthcare by providing world class information and innovative solutions that enable customers to make critical decisions, enhance productivity and improve outcomes.

Elsevier is a global business with principal operations in Amsterdam, Beijing, Boston, Chennai, Delhi, London, Madrid, Milan, Munich, New York, Oxford, Paris, Philadelphia, Rio de Janeiro, St. Louis, San Diego, Singapore and Tokyo. Elsevier has 6,900 employees.

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

The Science & Technology division contributed 52% of the total Elsevier revenue in 2011. Of this revenue, 77% came from research (journals), 9% from reference education (books) and 14% from databases and tools. Approximately 34% of Science & Technology revenue in 2011 was derived from North America, 34% from Europe and the remaining 32% from the rest of the world.

Elsevier publishes over 240,000 new science & technology research articles each year through some 1,250 journals, many of which are the foremost publications in their field and a primary point of reference for new research. The vast majority of customers receive these journals through ScienceDirect, a database of scientific and medical research, providing access to over 10 million scientific and medical journal articles, used by over 7 million researchers each year.

Elsevier also publishes over 700 new English language science & technology book titles annually, supporting bibliographic data, indexes and abstracts, and review and reference works. 15,000 online books are available on ScienceDirect, with over 1,000 online books added each year.

Other major products include Scopus and Reaxys. Scopus is the largest abstract and citation database of research literature in the world, with abstracts and bibliographic information on more than 45 million scientific research articles from 19,000 peer reviewed journals and over 5,000 international publishers. Scopus also has data on more than 24 million patents. Reaxys is a leading solution for synthetic chemists that integrates chemical reaction and compound data searching with synthesis planning.

In December 2011, Elsevier acquired Ariadne Genomics a provider of pathway analysis tools and semantic technologies for life science researchers which will complement Elsevier’s efforts to serve the needs of researchers in the pharma biotech sector.

A major challenge facing researchers and institutions is the ever growing amount of research and related information with the limited time to identify and analyse what is most relevant. To address this challenge, Elsevier has been developing a suite of new products that significantly improve the speed at which researchers are able to find the most relevant information and analyse this information using the most innovative applications. SciVerse Hub provides a single search interface for accessing ScienceDirect, Scopus and scientific web content. In addition, SciVerse Application Marketplace & Developer Network enables researchers and third party developers to build customised applications on top of Elsevier’s information and other data and analytics enhancing the utility of the underlying content.

Following a successful collaboration since 2007, Elsevier acquired QUOSA in January 2012. QUOSA’s technological capabilities will raise the efficiency of the search and discovery process and will also allow researchers to manage information more efficiently.

Elsevier is continuing to develop the SciVal suite of products that help academic and government institutions evaluate their research performance, determine research strategies and increase institutional efficiencies. Leveraging bibliometric data, such as citations from Scopus, SciVal Spotlight helps institutions and governments to identify their distinctive research strengths, evaluate performance and increase the focus of their research and development (“R&D”) investments. SciVal Funding assists researchers and institutions in identifying grants that are most relevant in their research areas. SciVal Experts enables researchers to establish a directory of experts in their area of interest, while SciVal Strata facilitates performance benchmarking by research teams.

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

Health Sciences contributed approximately 48% of the total Elsevier revenue in 2011. This revenue came from five sectors: global medical research; clinical reference/clinical decision support; nursing/health professional education; global pharma promotion; and international (other), each of which contribute approximately 20% to revenue. Approximately 52% of Health Sciences revenue by destination in 2011 was derived from North America, 27% from Europe and the remaining 21% from the rest of the world.

Elsevier publishes over 700 health sciences journals, including on behalf of learned societies, and, in 2011, 1,500 new health sciences book titles and clinical reference works were published both in print and through ScienceDirect and other electronic platforms such as MD Consult. MD Consult is a leading online clinical information service with more than 2,400 institutional customers. Flagship titles include market leading medical journals such as The Lancet, and major medical reference works such as Gray’s Anatomy, Nelson’s Pediatrics and Netter’s Atlas of Human Anatomy. In addition to its local language publishing in many countries across the world, Health Sciences leverages its content and solutions into new markets through local language versioning. In November 2011, ClinicalKey was launched in beta allowing physicians to access the leading reference and evidence-based medicine in a single, fully-integrated site built to accommodate their clinical information workflows.

Elsevier is a leader in medical education and training resources, particularly to the nursing and allied health professions. From print and electronic books to virtual clinical patient care, Health Sciences supports students, teaching faculties and healthcare organisations in education and practice. A strong focus is on the further development of innovative electronic services: the Evolve portal provides a rich resource to support faculty and students and now has 3 million registered users; Evolve Reach (Health Education Systems Inc.) provides online review and testing tools for nursing and the allied health professionals; Evolve Teach provides online resources and solutions to support faculty.

A growing area of focus is clinical decision support, providing online information and analytics to deliver patient-specific solutions at the point of care to improve patient outcomes. Gold Standard provides critical information on drug interactions to assist effective treatment; CPM Resource Center provides a data driven framework to support nurses in undertaking procedures; Nursing Consult provides nursing care guidelines in trauma and disease management; MEDai uses patient data and analytics to help identify areas for improvement in clinical practice within hospitals and lower costs for the payers of healthcare through preventative interventions. In February 2011, Elsevier entered the emerging clinical decision support market in China through the acquisition of Datong, a leading online provider of drug information that helps Chinese hospitals to improve quality of care through better drug usage.

Elsevier also provides services to the pharmaceutical industry through advertising and sponsored communications to the specialist community it serves. In 2011, Elsevier continued the restructuring of this business focusing more on the services which leverage Health Sciences’ core information and distribution platform.

Shared Services

The shared service functions provide production, information technology, customer service, fulfilment and distribution for both the Science & Technology and Health Sciences divisions. Much of the pre-press production for journals and books is outsourced.

Market Opportunities

The science and medical information markets have good long term demand growth characteristics. The importance of research and development to economic performance and competitive positioning is well understood by governments, academic institutions and corporations. This is reflected in the long term growth in R&D spend and in the number of researchers worldwide, leading to greater research output and publishing. Additionally, there is growing demand for tools that allow research to better target and improve the spend and efficiency of the research process.

In health, market growth is also supported by demographic trends, with ageing populations that require more healthcare, rising prosperity in developing economies with increasing expectations of better healthcare provision, and the increasing focus on improving medical outcomes and efficiency.

Given that a significant portion of scientific research and healthcare is funded directly or indirectly by governments, spending is influenced by governmental budgetary considerations. The commitment to research and health provision does however generally remain high, even in more difficult budgetary environments.

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

In Science & Technology, priorities are to continually enhance the quality and relevance of research and reference content and expand data sets, while adding greater functionality and utility to SciVerse, ScienceDirect, Scopus and new tools to assist researcher productivity. The SciVal suite of performance and planning tools will continue to be expanded to help academic and government institutions target their research spend and improve research efficiency and economic outcomes.

In Health Sciences, priorities are to continue to enhance the quality and relevance of its content and actively manage the ongoing format shift from print to electronic information consumption by developing improved electronic solutions that add more value to its users and customers. Additionally, Health Sciences continues to build out clinical decision support services to meet customer demand for tools that deliver better medical outcomes and lowers costs for payers, physicians and hospitals. Elsevier is also focused on increasing growth in emerging markets through expansion of local publishing and versioning of content and electronic services.

Business Model, Distribution Channels and Competition

Science and medical research is principally disseminated on a paid subscription basis to the research facilities of academic institutions, government and corporations, and, in the case of medical and healthcare journals, also to individual practitioners and medical society members. Advertising and promotional revenues are derived from pharmaceutical and other companies. Electronic products, such as ScienceDirect, Scopus and MD Consult, are generally sold direct to customers through a dedicated sales force that has offices around the world. Subscription agents facilitate the sales and administrative process for print journals. Books are sold through traditional and online book stores, wholesalers and, particularly in medical and healthcare markets, directly to end users. Competition within science and medical publishing is generally on a title by title and product by product basis. Competing journals, books and databases are typically published by learned societies and other professional publishers. Workflow tools face similar competition as well as from software companies and internal solutions developed by customers.

Major Brands

Elsevier is the master brand used for both the Science & Technology and Health Sciences businesses.

Elsevier’s major brands include: Cell, a life sciences journal in cell biology; and The Lancet, one of the leading medical journals since 1823. Many other products and journals are major brands in their fields, including: Scopus, a scientific abstract and citation database; SciVal, a suite of funding intelligence and research performance tools for academic institutions; Reaxys®, a web-based chemical reaction workflow solution for industrial chemists; pharmapendium, access to history of drug development through a unique online platform; MDConsult, an online clinical information service, including reference works, journals and drug information; Mosby’s Nursing Consult, online evidence-based content to inform nursing clinical decisions at the point of care; Evolve, integrated, online resources that complement Elsevier’s nursing textbook content; and MEDai, a clinical decision support tool to identify areas for improvement in medical practice.

LEXISNEXIS RISK SOLUTIONS

	Year ended December 31,
	2011	2010	2009
	(in millions)
Revenue	£908	£927	£865

LexisNexis Risk Solutions is a leading provider of solutions that combine proprietary, public and third-party information, analytics and advanced technology. These solutions assist customers in evaluating, predicting and managing risk and improving operational effectiveness, predominantly in the US.

With effect from 1 January 2011 LexisNexis was reorganised as two separate businesses, LexisNexis Risk Solutions and LexisNexis Legal & Professional, which are accordingly now presented separately.

LexisNexis Risk Solutions is headquartered in Alpharetta, Georgia and has principal operations in Georgia, Florida and Ohio, and has 4,000 employees.

In 2011, approximately 85% of LexisNexis Risk Solutions’ revenue came from circulation and transactional sales, 12% from subscription sales, and the remaining 3% from other sources. 96% of LexisNexis Risk Solutions’ revenue is delivered electronically.

LexisNexis Risk Solutions is organised around market facing industry/sector groups: insurance, government, screening, and business services (including the receivables management, financial services and corporate groups), of which insurance is the most significant. These groups are supported by a shared infrastructure providing technology operations, data management, and other support functions including compliance and marketing. A number of transactional support activities, including some financial processes, are provided from a shared services organisation managed by the LexisNexis Legal & Professional business. The LexisNexis Legal & Professional business also distributes LexisNexis Risk Solutions products into legal markets in the US and internationally.

Insurance Solutions provides the most comprehensive combination of data and analytics to property and casualty (P&C) personal and commercial insurance carriers in the US to improve critical aspects of their business, from customer acquisition and underwriting to policy servicing and claims handling. Information solutions, including the US’s most comprehensive personal loss history database C.L.U.E., help insurers assess risks and provide important inputs to underwriting policy. Recently introduced products include Data PreFill, which provides accurate information directly into the insurance workflow on customers, potential customers and their auto ownership, and Current Carrier, which identifies current or previous insurance as well as any lapses in coverage.

Business Services provides financial institutions with risk management, identity verification, fraud detection, credit risk management, and compliance solutions. These include “know your customer” and anti-money laundering products. The business provides risk and identity management solutions for corporate customers in retail, telecommunications and utilities sectors. Receivables management solutions helps debt recovery professionals in the segmentation, management and collection of consumer and business debt. The LexisNexis Risk Solutions business also provides identity verification and risk related information to the legal industry.

Government solutions provides investigative solutions to US federal, state and local law enforcement and government agencies to help solve criminal and intelligence cases and to identify fraud, waste and abuse in government programmes.

Screening Solutions focuses on employment-related, resident and volunteer screening, with the largest segment being pre-employment screening services offered across a number of industries including retail, recruitment, banking, and professional services.

During 2011, LexisNexis Risk Solutions sharpened its focus on its data and analytics activities with the sale of the insurance software business, while Reed Elsevier’s acquisition of Accuity complements and enhances LexisNexis Risk Solutions offerings in anti-money laundering. There has also been a continued focus on developing a pipeline of new solutions for selected adjacent markets, sectors and geographies.

The identity verification and risk evaluation solutions provided by LexisNexis Risk Solutions utilise a comprehensive database of public records and proprietary information, which is the largest database of its kind in the US market today. LexisNexis Accurint is the flagship identity verification product, powered by the High Performance Cluster Computing (HPCC) technology. This technology enables Risk Solutions to provide its customers with highly relevant search results swiftly and to create new, low-cost solutions quickly and efficiently. In 2011, LexisNexis Risk Solutions launched an open-source initiative called HPCC Systems to broaden usage, tap the innovation of the development community and to more fully compete in the “big data” market. Response to date has been positive, with press articles, website traffic, speaking invitations, and source code downloads all ahead of expectations.

Market Opportunities

LexisNexis Risk Solutions operates in markets with strong long term underlying growth drivers: insurance underwriting transactions; insurance, healthcare and entitlement fraud; credit defaults and financial fraud; regulatory compliance and due diligence requirements surrounding customer enrolment and employment; and security considerations.

In the insurance segment, growth is supported by increasing transactional activity in the auto and property insurance markets and the increasing adoption by insurance carriers of more sophisticated data and analytics in the prospecting, underwriting and claims evaluation processes, to determine appropriate risk pricing, increase competitiveness and improve operating cost efficiency. Transactional activity is driven by the levels of insurance quoting and switching as consumers seek better policy terms, stimulated by increasing competition between insurance companies, high levels of carrier advertising, and rising levels of internet quoting and policy binding.

In screening, demand is driven mainly by employer hiring activity and, in receivables management, by levels of consumer debt and the prospects of recovering those debts. Both of these markets are linked to employment conditions in the US. A number of factors support growth for LexisNexis Risk Solutions in the financial services market, including new credit originations, continued high fraud losses, stringent regulatory compliance requirements and increasing anti-money laundering fines. In corporate markets, demand is supported by growth in online retail sales and continued high levels of credit card fraud. Growth in government markets is driven by the increasing use of data and analytics to combat criminal activity and fraud, and to address security issues. The level and timing of demand in this market is influenced by government funding considerations.

Strategic Priorities

LexisNexis Risk Solutions’ strategic goal is to make businesses and government more effective, through a better understanding of the risks associated with individuals, other businesses and transactions and by providing the tools to help manage those risks. To achieve this, LexisNexis Risk Solutions is focused on: expanding the range of products across customer workflows; leveraging our advanced technology capabilities; delivering innovative new products and expanding the range of risk management solutions across adjacent markets; and addressing international opportunities in selected markets to meet local risk management needs.

Business Model, Distribution Channels and Competition

LexisNexis Risk Solutions products are predominantly sold on a transactional basis directly to insurance carriers and corporations, and primarily on a subscription basis to government entities. LexisNexis Risk Solutions and Verisk sell data and analytics solutions to insurance carriers but largely address different activities. LexisNexis Risk Solutions’ principal competitors in commercial and government sectors include Thomson Reuters and major credit bureaus. Major competitors in pre-employment screening are Altegrity and First Advantage.

Major Brands

LexisNexis is the master brand used by LexisNexis Risk Solutions.

LexisNexis Risk Solutions’ major brands include: C.L.U.E.®, a comprehensive US personal insurance claims database; LexisNexis®Data Prefill, a tool to automate the insurance application process providing critical information insurers need to quote and underwrite a policy; LexisNexis® Insurance Exchange, a platform for sharing of customer application data designed to improve and enhance flow of application data and documents; Accurint® for Collections, a US solution to help locate debtors quickly and accurately; Accurint® LE Plus, an integrated suite of tools for US law enforcement investigators; LexisNexis® Identity Management, a range of solutions to help clients verify that an identity exists and authenticate individuals; LexisNexis® Anti-Money Laundering Solutions, content and information for anti-money laundering compliance, risk mitigation and enhanced due diligence; LexisNexis® Employment Screening, a US provider of pre-employment screening solutions; and LexisNexis® Resident Screening, a comprehensive US multi-family housing screening and collections service.

LEXISNEXIS LEGAL & PROFESSIONAL

	Year ended December 31,
	2011	2010	2009
	(in millions)
Revenue	£1,634	£1,691	£1,692

LexisNexis Legal & Professional is a leading provider of content and information solutions for legal and other corporate markets. Serving customers in more than 100 countries, LexisNexis Legal & Professional provides resources and services that inform decisions, increase productivity, and drive new business.

With effect from 1 January 2011 LexisNexis was reorganised as two separate businesses, LexisNexis Risk Solutions and LexisNexis Legal & Professional, which are accordingly now presented separately.

LexisNexis Legal & Professional is headquartered in New York and has principal operations in Ohio and New Jersey in the United States, in London and Paris in Europe, Canada, and in several other countries in Africa and Asia Pacific. It has 10,300 employees worldwide.

In 2011, approximately 70% of LexisNexis Legal & Professional’s revenue came from subscription sales, 8% from transactional sales, 6% from advertising, including directory listings, and the remaining 16% from other sources. Approximately 68% of Legal & Professional’s revenue by destination in 2011 was derived from North America, 21% from Europe and the remaining 11% from the rest of the world. 75% of LexisNexis Legal & Professional’s revenues were delivered electronically.

LexisNexis Legal & Professional is organised through market facing businesses, the most significant of which are Research & Litigation Solutions and Business Solutions in the US and LexisNexis Europe, Middle East, Africa & Australasia and LexisNexis Asia (together reported as International) outside the US. These are supported by global shared services organisations providing platform and product development, operational and distribution services, and other support functions.

LexisNexis Legal & Professional is a leading provider of legal and business information and analysis to law firms, corporations and government throughout the US. Electronic information solutions and innovative workflow tools, developed through close collaboration with customers, help law firms and other legal and business professionals make better informed decisions in the practice of law and in managing their businesses.

In Research & Litigation Solutions, the flagship products for legal research are Lexis.com and Lexis Advance, which provide federal and state statutes and case law, together with analysis and expert commentaries from sources such as Matthew Bender and Michie and the leading citation service Shepard’s, which advises on the continuing relevance of case law precedents. Through its suite of litigation services, LexisNexis Legal & Professional additionally provides lawyers with tools for electronic discovery, evidence management, case analysis, court docket tracking, e-filing, expert witness identification and legal document preparation. LexisNexis Legal & Professional also partners with law schools to provide services to students as part of their training.

In December 2011, LexisNexis Legal & Professional released in the US the next iteration of Lexis Advance, an innovative web application designed to transform how legal professionals conduct research. Built on an advanced technology platform, Lexis Advance allows primary researchers within legal and professional organisations to find highly relevant information more easily and efficiently, helping them to drive better outcomes. The release is the next step in a series of Lexis Advance launches with future releases continuing to expand available content and add new innovative tools. LexisNexis Legal & Professional employs lawyers and trained editors with professional legal backgrounds who review, annotate and update the legal content to help ensure each document in its collection is current and linked to other related documents. This domain expertise combined with the application of Reed Elsevier’s “big data” HPCC technology means LexisNexis Legal & Professional is able to update its entire legal collection faster and more efficiently, while also identifying and linking content, thereby uncovering previously undiscovered relationships between documents.

In the US in 2011, LexisNexis Legal & Professional launched LexisNexis Firm Manager, an online legal practice management application for solo practitioners and small law practices. Among other product releases, LexisNexis Legal & Professional also released Early Data Analyzer which provides lawyers with early insight into the size and scope of discovery and an updated version of Lexis for Microsoft Office which enables lawyers to conduct their Lexis searches within Microsoft applications such as Word and Outlook.

In 2011, LexisNexis Legal & Professional rationalised its electronic discovery offerings and divested the Applied Discovery business.

Business Solutions provides law firms with practice management solutions, including time and billing systems, case management, cost recovery and document management services. LexisNexis Legal & Professional assists law firms in their client development through Lawyers.com, showcasing the qualifications and credentials of more than one million lawyers and law firms in the US and internationally, and providing law firms with website development, search engine optimisation and other web marketing services.

LexisNexis Legal & Professional also provides its legal and information services to US government, corporate and academic customers, including news and business information and public records. In addition to research and litigation services, capabilities for these customers include specialist products for corporate counsel focused on regulatory compliance, intellectual property management, and management of external counsel.

In International markets outside the United States, LexisNexis Legal & Professional serves legal, corporate, government and academic markets in Europe, Canada, Africa and Asia Pacific with local and international legal, tax, regulatory and business information. The most significant businesses are in the UK, France, Australia and Canada.

LexisNexis Legal & Professional is focused across all its geographies on leveraging best in class content and its market leading international online product platform to deliver innovative electronic information services and workflow tools to help legal and business professionals make better informed decisions more efficiently. Penetration of online information services is growing and print based products now account for less than 40% of LexisNexis Legal & Professional total revenues outside the US.

In the UK, LexisNexis Legal & Professional is a leading legal information provider in its market. It delivers a wide array of content and services, comprising an unrivalled collection of primary and secondary legislation, case law, expert commentary, and forms and precedents. Its extensive portfolio includes Halsbury’s Laws of England, Simon’s Taxes and Butterworths Company Law Service delivered through the UK’s flagship online product LexisLibrary and in print. Other electronic products include Lexis Legal Intelligence, a resource on legal practice for lawyers, and media monitoring and reputation management tools for the corporate market such as the NexisDirect research tool. Additionally, LexisNexis Legal & Professional provides law firms with practice management solutions.

In France, LexisNexis Legal & Professional is a provider of information to lawyers, notaries and courts with JurisClasseur and La Semaine Juridique being the principal publications, delivered through lexisnexis.fr and in print. These content sources are, as in the UK, being combined with new content and innovative workflow tools to develop practical guidance and practice management solutions.

In international markets in 2011, LexisNexis Legal & Professional continued to roll out Legal Intelligence. Designed to match the way lawyers work, Lexis Legal Intelligence provides primary law, practical guidance, learning and productivity tools in one place. It reduces the time it takes to get the answers and documents lawyers need, helping to make practice more effective. In the UK, the practical guidance service LexisPSL now has 13 practice areas including company, commercial, corporate, banking and finance, and will expand again in 2012. A similar service has been launched in Australia, with five practice areas in 2011. In France, LexisNexis Legal & Professional is completing the development of Lexis360, an innovative solution for legal professionals that combines semantic and federated search capabilities with practical guidance, legal concept navigation and brand-leading JurisClasseur content.

In 2011, LexisNexis Legal & Professional strengthened its position in key emerging markets including India. LexisNexis Legal & Professional released an initial version of Lexis India, an online legal research platform created specifically for the legal professionals and practitioners, corporate counsels, legal researchers, academics and government institutions in India.

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

Strategic Priorities

LexisNexis Legal & Professional’s strategic goal is to enable better legal outcomes and be the leading provider of productivity enhancing information and information-based workflow solutions in its markets. To achieve this LexisNexis is focused on: building world class content; developing next generation product platforms, tools and infrastructure to deliver best-in-class outcomes for legal and business professionals with greater speed and efficiency; building client development and practice management tools enabling customers to be more successful in their markets; international expansion and growth of online products and solutions; increasing LexisNexis Legal & Professional’s presence in emerging markets; and improving operational efficiency.

In the US, the focus is on the continuing development of the next generation of legal research and practice solutions as well as a major upgrade in operations infrastructure and customer service and support platforms to provide an integrated and superior customer experience across US legal research, litigation services, practice management and client development. Progressive product introductions, often based on the Lexis Advance platform, over the next few years will combine advanced technology with enriched content, sophisticated analytics and applications to enable LexisNexis Legal & Professional’s customers to make better legal decisions and drive better outcomes for their organizations and clients.

Outside the US, LexisNexis Legal & Professional is focused on growing online services and developing further high quality actionable content and workflow tools, including the development of practical guidance and practice management applications. Additionally, LexisNexis is focusing on the expansion of its activities in emerging markets.

Business Model, Distribution Channels and Competition

LexisNexis Legal & Professional products and services are generally sold directly to law firms and to corporate, government and academic customers on a paid subscription basis, with subscriptions with law firms often under multi-year contracts. Principal competitors for LexisNexis in US legal markets are West (Thomson Reuters), CCH (Wolters Kluwer) and Bloomberg, and Bloomberg and Factiva (News Corporation) in news and business information. Competitors in litigation solutions also include software companies. Major international competitors include Thomson Reuters, Wolters Kluwer and Factiva.

Major Brands

LexisNexis is the master brand used by LexisNexis Legal & Professional.

LexisNexis Legal & Professional’s major brands include: Lexis®, legal, news and public records content for legal professionals; Nexis®, news and business content for legal and other professionals; Matthew Bender®, critical legal analysis, checklists, forms, and practice guides authored by industry experts covering 50 major practice areas; CaseMap®, software allowing litigators to assess and analyse case information; Lexis® for Microsoft® Office, an integration of LexisNexis content, open Web search and Microsoft Office; LexisNexis® Verdict & Settlement Analyzer®, an early case assessment tool for researching and evaluating the risk and opportunity associated with a case; lawyers.comSM, a website for consumers seeking legal information and counsel; Lexis®Library, LexisNexis UK flagship legal online product; Lexis®PSL, LexisNexis UK legal practical guidance service; and JurisClasseur, an authoritative online legal resource in France.

REED EXHIBITIONS

	Year ended December 31,
	2011	2010	2009
	(in millions)
Revenue	£707	£693	£638

Reed Exhibitions’ portfolio of exhibitions and conferences serves 44 industry sectors across the Americas, Europe, the Middle East and Asia Pacific. In 2011 Reed Exhibitions brought together over six million event participants from around the world, generating billions of dollars in business for its customers.

Reed Exhibitions is a global business headquartered in London and has principal offices in Paris, Vienna, Norwalk (Connecticut), Abu Dhabi, Beijing, Tokyo, Sydney and São Paulo. Reed Exhibitions has 2,800 employees worldwide.

Over 70% of Reed Exhibitions’ revenue is derived from exhibitor participation fees, with the balance primarily comprising of conference fees, advertising in exhibition guides, sponsorship fees and admission charges. In 2011, approximately 18% of Reed Exhibitions’ revenue came from North America, 52% from Europe and the remaining 30% from the rest of the world on an event location basis.

Reed Exhibitions organises market leading events that are relevant to industry needs, where participants from around the world come together to do business, network and learn. Its exhibitions and conferences encompass a wide range of sectors, including: broadcasting, TV, music & entertainment; building & construction; electronics & electrical engineering; alternative energy, oil & gas; engineering, manufacturing & processing; gifts; interior design; IT & telecoms; jewellery; life sciences & pharmaceuticals; marketing; property & real estate; sports & recreation; and travel.

In January 2012 Reed Exhibitions took full ownership of our joint venture Alcantara Machado, Brazil’s leading exhibition organiser.

Market Opportunities

Growth in the exhibitions market is correlated to business to business marketing spend, historically driven by levels of corporate profitability, which itself has followed overall growth in gross domestic product (“GDP”), and business investment. Emerging markets and growth industries provide additional opportunities. As some events are held other than annually, growth in any one year is affected by the cycle of non-annual exhibitions.

Strategic Priorities

Reed Exhibitions’ strategic goal is to provide market leading events in growth sectors, especially in higher growth geographies, that enable businesses to target and reach new customers quickly and cost effectively and to provide a platform for industry participants to do business, network and learn. To achieve this, Reed Exhibitions is focused on: driving organic growth by leveraging global sector groups and technology platforms, developing the portfolio through a combination of new launches, strategic partnerships and selective acquisitions in high growth sectors and geographies; and further developing websites, analytics and other online tools to enhance the exhibition experience and add to customer return on investment in event participation.

In 2011, at a portfolio level, this strategy delivered 43 new events in high growth sectors such as the gift and home industry in China, incentive travel in the USA, and smart grids in Japan and Singapore, as well as further acquisitions to build out our position in Brazil, enter Mexico and Morocco and increase our exposure to the renewable energy industry in the UK. In terms of systems and customer experience, Reed Exhibitions has continued to invest in developing its event web platform which is now used by more than 70% of events.

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

Reed Exhibitions operates in a fragmented industry, holding less than a 10% global market share. Other international exhibition organisers include UBM, Informa IIR and some of the larger German Messe, including Messe Frankfurt, Messe Dusseldorf and Messe Munich. Competition also comes from industry trade associations and convention centre and exhibition hall owners.

Major Brands

Reed Exhibitions’ major brands include: Mipcom, a leading entertainment content market; World Travel Market, a global event for the travel industry; Mipim, a global event for the property industry; Mecanica, an international machinery trade fair; JCK Las Vegas, a North American jewellery industry trade event; World Future Energy Summit, a platform for sustainable future energy solutions; Equip’hotel Paris, an event for the restaurant, hotel, café and catering industries; In-cosmetics, an international exhibition for personal care ingredients; and Gifts & Home, a leading business gifts & home fair in China.

REED BUSINESS INFORMATION

	Year ended December 31,
	2011	2010	2009
	(in millions)
Revenue	£695	£718	£891

Reed Business Information (“RBI”) provides data services, information and marketing solutions to business professionals in the UK, the US, Continental Europe, Asia and Australia. It produces industry critical data services and lead generation tools, online community and job sites as well as business magazines with market leading positions in many sectors.

Approximately 24% of RBI revenue in 2011 came from North America, 23% from the United Kingdom, 39% from Continental Europe and 14% from the rest of the world.

RBI is a global business headquartered in Sutton in the UK and has principal operations in Amsterdam in the Netherlands, Boston, Los Angeles, Skokie (Illinois) and Norcross (Georgia) in the US as well as Paris, Milan, Madrid, Bilbao, Sydney and Shanghai. RBI has 5,600 employees worldwide.

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

RBI’s market leading data services include: ICIS, a global information and pricing service for the petrochemicals and energy sector; BankersAccuity (previously Bankers’ Almanac and Accuity), a leading provider of reference data on the banking industry; XpertHR, an online service providing human resources data, regulatory guidance, best practices and tools for HR professionals; and Reed Construction Data, a provider of online construction data to the North American construction industry. The major online marketing solutions include: totaljobs.com, a major UK online recruitment site; and Hotfrog, a global online business directory. Premier publishing brands include Variety in the US, New Scientist in the UK and the Elsevier magazine in the Netherlands.

In 2011, RBI continued to significantly reshape its portfolio, addressing continued growth opportunities in data services and the accelerated migration of customer marketing spend to web media while managing value from the remaining print businesses. During the year RBI expanded the data services businesses with three significant acquisitions. In January 2011, RBI completed the transaction to take majority ownership of CBI China, a market leading petrochemical and energy information service in China, bringing unrivalled coverage of the important and growing Chinese and Asian chemicals and energy markets, strengthening ICIS’s global position. In June 2011, RBI acquired Ascend, a provider of online fleet data and valuations to the aviation industry, complementing RBI’s existing data and content services and the aerospace platform, Flightglobal. In November 2011, RBI completed the acquisition of Accuity Inc. for a total cost of £331 million, net of cash acquired. Accuity is a US provider of online subscription-based data solutions for the financial services industry which enable customers to maximise the accuracy of their banking and payment transactions, and to minimise the risk of non-compliance with government regulations in these transactions. Accuity is being integrated with RBI’s Bankers’ Almanac, to form BankersAccuity, establishing a global standard for payment efficiency and compliance solutions.

RBI continued to create value from its existing magazine brands, while exiting a number of titles including those in the computing, social care and road transport markets in the UK and the construction market in the Netherlands. RBI also sold the UK QSS magazine subscription fulfilment business during the course of the year.

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

Business Model, Distribution Channels and Competition

Across the RBI portfolio, user and subscription revenues now account for 62% of the total business with the remaining 38% derived from print and online advertising and lead generation. RBI electronic revenue streams now account for 51% of total revenue.

Data services are typically sold directly on a subscription or transactional basis. Business magazines are distributed on a paid or controlled circulation basis. Advertising and lead generation revenues are sold directly or through agents.

RBI’s data services and titles compete with a number of publishers on a service and title by title basis including: UBM, McGraw Hill and Wolters Kluwer as well as many niche and privately owned competitors. RBI competes for online advertising with other business to business websites as well as Monster, Google and other search engines.

Major Brands

RBI’s major brands include: ICIS, a global provider of news and pricing data to the chemical and energy industries; BankersAccuity, a supplier of banking intelligence to the global financial industry; XpertHR, an HR legal compliance and good practice toolkit; Ascend, online aircraft and engine data; totaljobs.com, a UK generalist website attracting over 3.7 million jobseekers and carrying over 125,000 jobs every month; Reed Construction Data, construction data, building product information, cost data, market analysis and advertising channels to construction industry professionals; Variety, the premier source of entertainment business news and analysis since 1905; Elsevier, a news and opinion magazine in the Netherlands; and New Scientist, a leading science and technology media brand.

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

EPSA actively manages intellectual property assets including trademarks such as The Lancet and databases such as Reaxys and PharmaPendium. In 2011 it continued to strengthen its position as a centre of excellence in the management and development of intellectual property assets. ERSA is responsible for reinsurance activities for Reed Elsevier.

In 2011, EFSA was active in arranging the financing and foreign currency contracts for Reed Elsevier Group plc companies related to cross border dividends and acquisitions. It negotiated and advised Reed Elsevier Group plc companies on a number of banking and cash management arrangements in Continental Europe and Asia and continued to advise on treasury matters, including interest rate, foreign currency and certain other financial exposures.

The average balance of cash under management by EFSA in 2011, on behalf of Reed Elsevier Group plc and its parent companies, was approximately $0.8 billion (2010: $0.8 billion).

At December 31, 2011, 91% (2010: 84%) of ERF’s gross assets were held in US dollars and 9% (2010: 15%) in euros, including $8.6 billion (2010: $8.7 billion) and €0.6 billion (2010: €0.6 billion) in loans to Reed Elsevier Group plc subsidiaries. Loans made to Reed Elsevier Group plc businesses are funded from equity, long term debt of $2 billion and short term debt of $0.5 billion backed by committed bank facilities. Sources of long term debt include Swiss domestic public bonds, bilateral term loans, private placements and syndicated bank facilities. Short term debt is primarily derived from euro and US commercial paper programmes.

GOVERNMENT REGULATION

Certain of our businesses provide authorised customers with products and services such as access to public records and other information on US individuals. Our businesses that provide such products and services are subject to applicable privacy and consumer information laws and US federal and state and EU and member state regulation. Our compliance obligations vary from regulator to regulator, and include, among other things, strict data security programs, submissions of regulatory reports, providing consumers with certain notices and correcting inaccuracies in applicable reports. We are also subject to the terms of consent decrees and other settlements with certain regulators in the U.S. See “Item 8: Financial Information — Legal Proceedings” on page  70.

ORGANISATIONAL STRUCTURE

A description of the corporate structure is included under “— History and Development” on page 11. A list of significant subsidiaries, associates, joint ventures and business units is included as an exhibit, see “Item 19: Exhibits” on page S-3.

PROPERTY, PLANT AND EQUIPMENT

We own or lease approximately 280 properties around the world, the majority of leased space being in the United States. The table below identifies the principal owned and leased properties which we use in our business.

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

All of the above properties are substantially occupied by Reed Elsevier businesses with the exception of the New York and Colorado Springs properties, where Reed Elsevier occupies less than half of the floor space.

No property owned or leased by Reed Elsevier which is considered material to Reed Elsevier taken as a whole is presently subject to liabilities relating to environmental regulations and none has major encumbrances.

ITEM 5: OPERATING AND FINANCIAL REVIEW AND PROSPECTS

OPERATING RESULTS — REED ELSEVIER

The following discussion is based on the combined financial statements of Reed Elsevier for the three years ended December 31, 2011 which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The following discussion should be read in conjunction with, and is qualified by reference to, the combined financial statements.

Reed Elsevier derives its revenue principally from subscriptions, circulation and transactional sales, advertising sales and exhibition fees.

Revenue by type

Year ended December 31,

	2011		2010		2009
	(in millions, except percentages)
Subscriptions	£2,819	47%	£2,709	45%	£2,711	45%
Circulation/transactions	1,649	27	1,760	29	1,708	28
Exhibitions	700	12	675	11	626	10
Advertising	437	7	491	8	585	10
Other	397	7	420	7	441	7

Total	£6,002	100%	£6,055	100%	£6,071	100%

Revenue by geographic market

Year ended December 31,

	2011		2010		2009
	(in millions, except percentages)
North America	£3,219	54%	£3,303	55%	£3,310	55%
United Kingdom	485	8	490	8	513	8
The Netherlands	189	3	204	3	243	4
Rest of Europe	1,095	18	1,131	19	1,132	19
Rest of world	1,014	17	927	15	873	14

Total	£6,002	100%	£6,055	100%	£6,071	100%

The cost profile of individual businesses within Reed Elsevier varies widely and costs are controlled on an individual business unit basis. The most significant cost item for Reed Elsevier as a whole is staff costs of £1,797 million (2010: £1,838 million; 2009: £1,852 million).

The following tables show revenue, operating profit and adjusted operating profit for each of Reed Elsevier’s business segments in each of the three years ended December 31, 2011 together with the percentage change in 2011 and 2010 at both actual and constant exchange rates. Adjusted operating profit is a measure included on the basis that it is a key financial measure used by management to evaluate performance and allocate resources to the business segments, as reported under IFRS 8: Operating Segments in note 3 to the combined financial statements. Adjusted operating profit represents operating profit before amortisation and impairment of acquired intangible assets and goodwill, exceptional restructuring and acquisition related costs, the share of profit on disposal in joint ventures and is grossed up to exclude the equity share of taxes in joint ventures. Restructuring costs in 2010 related only to the restructuring of the Reed Business Information business and in 2009 relate to the exceptional restructuring programmes across Reed Elsevier. Exceptional restructuring costs principally comprise severance, outsourcing migration and associated property costs. A reconciliation of operating profit to adjusted operating profit is included below. Operating profit by business segment is provided as supplementary information.

With effect from 1 January 2011 LexisNexis was reorganised as two separate businesses, LexisNexis Risk Solutions and LexisNexis Legal & Professional, which are accordingly now presented separately. Comparative profit figures for 2010 have been restated on a proforma basis as if the businesses had operated separately in that year. Proforma profit information for 2009 is not available and the cost to develop it would be excessive.

	Revenue Year ended December 31,
	2011		2010		% change		2009		% change
					actual rates	constant rates(1)			actual rates	constant rates(2)
	(in millions, except percentages)
Elsevier	£2,058	34%	£2,026	34%	+2%	+1%	£1,985	33%	+2%	+2%
LexisNexis Risk Solutions	908	15	927	15	-2	+1	865	14	+7	+6
LexisNexis Legal & Professional	1,634	27	1,691	28	-3	-2	1,692	28	—	-2
Reed Exhibitions	707	12	693	11	+2	+1	638	11	+9	+9
Reed Business Information	695	12	718	12	-3	-4	891	14	-19	-20

Total	£6,002	100%	£6,055	100%	-1%	0%	£6,071	100%	0%	-1%

	Operating Profit Year ended December 31,
	2011		2010		% change		2009		% change
					actual rates	constant rates(1)			actual rates	constant rates(2)
	(in millions, except percentages)
Elsevier	£695	57%	£647	59%	+7%	+4%	£563	69%	+15%	+14%
LexisNexis Risk Solutions	181	15	165	15	+10	+13
LexisNexis Legal & Professional	144	12	159	15	-9	-11
LexisNexis(5)							337	41	-4	-6
Reed Exhibitions	132	11	127	11	+4	+2	79	10	+61	+61
Reed Business Information	68	5	—	—			(163)	(20)	+100	+99

Subtotal	£1,220	100%	£1,098	100%			£816	100%
Corporate costs	(49)		(34)				(35)
Unallocated net pension credit(4)	34		26				6

Total	£1,205		£1,090		+11%	+8%	£787		+39%	+37%

	Adjusted Operating Profit(3) Year ended December 31,
	2011		2010		% change		2009		% change
					actual rates	constant rates(1)			actual rates	constant rates(2)
	(in millions, except percentages)
Elsevier	£768	47%	£724	46%	+6%	+3%	£693	43%	+4%	+4%
LexisNexis Risk Solutions	362	22	354	23	+2	+6
LexisNexis Legal & Professional	229	14	238	15	-4	-4
LexisNexis(5)							665	42	-11	-12
Reed Exhibitions	167	10	158	10	+6	+4	152	10	+4	+4
Reed Business Information	110	7	89	6	+23	+22	89	5	—	—

Subtotal	£1,636	100%	£1,563	100%			£1,599	100%
Corporate costs	(44)		(34)				(35)
Unallocated net pension credit(4)	34		26				6

Total	£1,626		£1,555		+5%	+4%	£1,570		-1%	-2%

(1)	Represents percentage change in 2011 over 2010 at constant rates of exchange, which have been calculated using the average and hedge exchange rates for the 2010 financial year. These rates were used in the preparation of the 2010 combined financial statements.

(2)	Represents percentage change in 2010 over 2009 at constant rates of exchange, which have been calculated using the average and hedge exchange rates for the 2009 financial year. These rates were used in the preparation of the 2009 combined financial statements.

(3)	Adjusted operating profit represents operating profit before the amortisation and impairment of acquired intangible assets and goodwill, exceptional restructuring and acquisition related costs, the share of profit on disposal in joint ventures and is grossed up to exclude the equity share of taxes in joint ventures, and is reconciled to operating profit below.

(4)	The unallocated net pension credit of £34 million (2010: £26 million; 2009: £6 million) comprises the expected return on pension scheme assets of £235 million (2010: £217 million; 2009: £189 million) less interest on pension scheme liabilities of £201 million (2010: £191 million; 2009: £183 million).

(5)	Percentage change at actual and constant rates relates to the LexisNexis business for 2009 and 2010. With effect from January 1, 2011 LexisNexis was reorganised as two separate businesses, LexisNexis Risk Solutions and LexisNexis Legal & Professional. Comparative profit figures for 2010 have been restated on a proforma basis as if the business had operated separately in that year. Proforma profit information for 2009 is not available and the cost to develop it would be excessive.

Adjusted operating profit for Reed Elsevier is a non-GAAP measure included on the basis that it is a key financial measure used by management to evaluate performance and allocate resources, and is derived from operating profit as follows:

	2011	2010	2009
	(in millions)
Operating profit	£1,205	£1,090	£787
Adjustments:
Amortisation of acquired intangible assets	359	349	368
Impairment of acquired intangible assets and goodwill	—	—	177
Exceptional restructuring costs	—	57	182
Acquisition related costs	52	50	48
Share of profit on disposals in joint ventures	(1)	—	—
Reclassification of tax in joint ventures	11	9	8

Adjusted operating profit	£1,626	£1,555	£1,570

Underlying revenue growth is a non-GAAP measure included on the basis that it is a key financial measure used by management to evaluate performance. References to underlying performance are calculated to exclude the results of all acquisitions and disposals made in the current and prior year, assets held for sale and currency translation effects. A reconciliation of reported revenues and adjusted operating profit year-on-year is presented below:

	Revenue		Adjusted operating profit
	£m	% change	£m	% change
Year to December 31, 2009	6,071	—	1,570	—
Underlying growth	100	+2%	(16)	-1%
Acquisitions	5	0%	—	0%
Disposals	(173)	-3%	(12)	-1%
Currency effects	52	+1%	13	+1%

Year to December 31, 2010	6,055	0%	1,555	-1%
Underlying growth	88	+2%	73	+5%
Acquisition	46	+1%	8	0%
Disposals	(156)	-3%	(25)	-2%
Currency effects	(31)	-1%	15	+1%

Year to December 31, 2011	6,002	-1%	1,626	+5%

In the commentary below, percentage movements are at actual exchange rates unless otherwise stated. Percentage movements at constant exchange rates are calculated using the average and hedge exchange rates for the previous financial year. Percentage movements at both actual rates and constant rates are shown in tables on pages 26 and 27. The effect of currency movements on the 2011 results is further described separately below (see “— Effect of Currency Translation” on pages 33 and 34). References to operating profit relate to operating profit including joint ventures. Adjusted operating margin and underlying growth are defined in the glossary on pages S-1 and S-2.

Results of Operations for the Year Ended December 31, 2011

Compared to the Year Ended December 31, 2010

General

Revenues at £6,002 million (2010: £6,055 million) were down 1% compared with 2010. At constant exchange rates, revenue was flat compared with the prior year. Underlying revenue growth was 2%, or 3% excluding the net cycling out of biennial exhibitions. This compares with underlying revenue growth in the prior year of 2%, or 1% excluding the biennial exhibition cycling. The underlying revenue performance reflects the continued portfolio development, new product introduction, expanded sales & marketing, and other actions taken to improve the business.

Reported operating profit was £1,205 million (2010: £1,090 million). The increase reflects improved trading performance and no exceptional restructuring costs.

Adjusted operating profit was £1,626m (2010: £1,555m), up 5%. At constant currencies, adjusted operating profits were up 4%. Underlying growth in adjusted operating profits was 5%. The overall adjusted operating margin at 27.1% was 1.4 percentage points higher than last year. This included a 0.4 percentage point benefit to margin of the multi year subscription currency hedging programme and other currency translation effects. Underlying costs were flat against the prior year, despite business growth and additional spending on new product development and sales & marketing, reflecting the continued focus on process efficiency and procurement savings, and the benefit of prior year restructuring.

The amortisation charge in respect of acquired intangible assets, including the share of amortisation in joint ventures, amounted to £359 million (2010: £349 million).

Exceptional restructuring costs were nil (2010: £57 million, in respect of the restructuring of RBI). Acquisition related costs amounted to £52 million (2010: £50 million) most significantly in respect of technology integration within LexisNexis Risk Solutions. Disposals and other non operating losses were £22 million (2010: £46 million), including the share of disposal profits in joint venues.

Net finance costs were lower at £235 million (2010: £276 million), reflecting the benefit of free cash flow, term debt redemptions and the expiry of interest rate swaps.

The reported profit before tax was £948 million (2010: £768 million). The reported tax charge was £181 million (2010: £120 million). The application of tax law and practice is subject to some uncertainty and amounts have been provided in respect of this. Issues are raised during the course of regular tax audits and discussions with the Internal Revenue Service including on the deductibility of interest in the US on cross-border financing are ongoing. Although the outcome of open items cannot be predicted, no material impact on results is expected from such issues.

Profit attributable to parent companies’ shareholders was £760 million, up from £642 million in 2010, reflecting the higher profit before tax partly offset by the higher tax charge.

Elsevier

Increasing global scientific and medical research activity supported growth in research information and online tools. Health Sciences saw continued pressure on print book sales to individuals and European pharmaceutical promotion, but achieved growth in global medical research and clinical decision support.

Revenues and adjusted operating profits were up 1% and 3% respectively at constant currencies. Underlying revenues and adjusted operating profits were up 2% and 4% respectively.

Science & Technology generated underlying revenue growth of 4%. Global research activity has continued to grow broadly in line with long term historic trends, and Elsevier generated growth in the volume of articles submitted and published in the year, and improved the quality of articles relative to other publishers as measured by citation share.

Health Sciences’ underlying revenues were flat. Our global medical research business benefited from similar drivers to those in the Science & Technology research business, and online clinical decision support achieved double digit growth as healthcare customers look to achieve improved medical outcomes and increased efficiency. Across Health Sciences, online solution and electronic products grew well and now account for nearly 40% of revenues. European pharma promotions declines have continued, and print book sales to individuals came under increasing pressure, reflecting the format shift to online, and pressure on enrolment in US nursing and health profession career schools. Our business in emerging markets, most notably India, China and Latin America, performed well.

Underlying cost growth was 1%, reflecting ongoing emphasis on process efficiencies and procurement savings offsetting business growth and spending on new product development and sales & marketing initiatives.

LexisNexis

Since January 1, 2011, LexisNexis Risk Solutions and LexisNexis Legal & Professional have been operating as separate businesses. In aggregate, revenue decreased by 3% to £2,542 million (2010: £2,618 million) and adjusted operating profits were flat at £591 million (2010: £592 million). The results of each business are presented separately below.

LexisNexis Risk Solutions

LexisNexis Risk solutions reported growth in insurance data & analytics and business services reflecting demand for core products and the extension of the range of services that are provided. Screening revenues slowed in the second half reflecting US hiring trends, and federal government markets remained under pressure.

Revenues and adjusted operating profits were up 1% and 6% respectively at constant currencies. Underlying revenues and adjusted operating profits were up 4% and 12% respectively.

The insurance data & analytics business generated revenue growth of 7%, driven by the increasing adoption of solutions across the insurance workflow from marketing through to claims handling that improve underwriting economics and operational efficiency. In November, LexisNexis Risk Solutions completed the sale of its infrastructure software business, focusing the insurance business on high value data and analytics.

Business services achieved growth of 4%, reflecting growth in credit scoring and anti-money laundering for the financial services industry and e-commerce for corporate markets, moderated by the effect of a softening in the US real estate market on the mortgage-related business.

Screening solutions grew 3%, with growth slowing over the course of the year as operational improvements in sales force effectiveness and increased penetration of the mid-size corporate market were offset by a US hiring environment that weakened as the year progressed. Government solutions revenues declined as the wind down of some lower margin one-off federal sales were only partly offset by growth in state and local revenues, driven by increased focus on fraud, waste and abuse.

Underlying costs declined by 1% despite the business growth and new product investment, reflecting cost savings, notably in technology, and from the completion of the ChoicePoint integration. The adjusted operating margin increased by 1.7 percentage points to 39.9%.

LexisNexis Legal & Professional

LexisNexis Legal & Professional revenues returned to underlying revenue growth in 2011, and adjusted operating margins were broadly flat, as expected. Most legal markets have stabilized, and new products were launched.

Revenues and adjusted operating profits were down 2% and 4% respectively at constant currencies. Underlying revenues and adjusted operating profits were up 1% and down 2% respectively.

US research & litigation revenues returned to slight growth, benefiting from a stabilisation in legal industry activity. Growth was achieved in lexis.com searches and in new sales of research and litigation tools and services to law firms, government and corporate legal customers. Growth in practice management tools was offset by continued but moderating declines in news & business information to corporate customers, and in web based listings.

International markets outside of the US also returned to growth. Electronic revenues grew 7% reflecting demand for legal tools and solutions, although this was largely offset by further print declines as format transition continued. Print base products now account for less than 40% of revenue.

Underlying cost growth was 1% reflecting continued investment in the next generation legal offerings and sales & marketing, offset by continued cost initiatives. The adjusted operating margin was broadly flat at 14.0%.

Reed Exhibitions

The net cycling out of biennial shows held back growth in 2011. Excluding biennial cycling, underlying revenue growth was 10%, with growth across all geographies. New launch activity was accelerated in 2011, and a number of selective acquisitions were made which have increased the business’ presence in high growth markets.

Revenues and adjusted operating profits were up 1% and 4% respectively at constant currencies. Underlying revenues and adjusted operating profits were flat and up 2% respectively.

In Europe, underlying revenue grew 6% excluding biennial cycling, with Mipcom and Mapic performing well. Mipim, Reed Exhibitions’ largest individual show, returned to growth after experiencing a decline in 2010. In North America underlying revenues grew 16% excluding cycling. Outside Europe and North America underlying revenue growth was 13% excluding biennial events, including growth in China, Brazil, Russia and the Middle East.

Underlying costs were down 1%, reflecting cost control, while funding the significantly increased launch programme and build out of global industry groups and information technology capabilities. The adjusted operating margin was 0.8 percentage points higher than in 2010 at 23.6%.

Reed Business Information

RBI returned to underlying revenue growth, with growth in data services mostly offset by continued weakness in print advertising. Significant further progress on portfolio realignment was made with acquisitions in data services and disposals of print magazine titles. The majority of the margin increase reflects organic development, supported by exits from low margin businesses.

Revenues were down 4% and adjusted operating profits up at 22% at constant currencies. Underlying revenues and adjusted operating profits were up 1% and 15% respectively.

The major data services businesses, which accounted for 25% of RBI revenues in 2011, delivered underlying revenue growth of 9%, including growth in ICIS, Bankers Almanac and XpertHR, partially offset by Reed Construction Data serving the challenged US construction industry. Online marketing solutions grew 2%, driven largely by Totaljobs in the UK online recruitment market, offset by weakness in lead generation businesses, BuyerZone and Hotfrog. Leading brands saw stable revenues, with online growth compensating for print advertising declines. Other business magazines and communities saw an underlying revenue decline of 5% reflecting continued print advertising market weakness.

Underlying costs were down 2%, reflecting continuing measures taken to realign the cost base. Adjusted operating margins increased 3.4 percentage points to 15.8%.

Results of Operations for the Year Ended December 31, 2010

Compared to the Year Ended December 31, 2009

General

Revenue was £6,055 million (2009: £6,071 million), flat on the prior year and down 1% at constant exchange rates. Underlying revenues were 2% higher.

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

LexisNexis

In 2010 and 2009 LexisNexis Risk Solutions and LexisNexis Legal & Professional operated in one LexisNexis business.

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

The currency profile of Reed Elsevier’s revenue, operating profit and adjusted operating profit for 2011 is set forth below.

Revenue, operating profit and adjusted operating profit in each currency as a percentage of total revenue,

operating profit and adjusted operating profit respectively

	US Dollars	Sterling	Euro	Other	Total
Revenue	51%	16%	23%	10%	100%
Operating profit	31%	22%	38%	9%	100%
Adjusted operating profit	41%	18%	32%	9%	100%

Individual businesses within Reed Elsevier Group plc and ERF are subject to foreign exchange transaction exposures caused by the effect of exchange rate movements on their revenue and operating costs, to the extent that such revenue and costs are not denominated in their functional currencies. Individual businesses are required to hedge their exposures at market rates with the centralised treasury department within ERF. Hedging of foreign exchange transaction exposure is the only hedging activity undertaken by the individual businesses. For further details see note 19 to the combined financial statements.

Currency differences decreased Reed Elsevier’s revenue by £31 million in 2011 compared to 2010. Excluding amortisation of acquired intangible assets, currency differences increased operating profits by £15 million in 2011 compared to 2010. Acquired intangible assets and goodwill are predominantly denominated in US dollars and, after charging amortisation, currency differences increased operating profits by £25 million in 2011 compared to 2010. Borrowings are predominantly denominated in US dollars and, after charging net finance costs, currency differences increased profit before tax by £29 million in 2011 compared to 2010.

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

LIQUIDITY AND CAPITAL RESOURCES — REED ELSEVIER

Cash Flow

Reed Elsevier’s cash generated from operations in 2011 amounted to £1,735 million (2010: £1,649 million; 2009: £1,604 million). Included in these net cash inflows are cash outflows of £90 million (2010: £150 million; 2009: £169 million) relating to exceptional restructuring and acquisition related costs. Reed Elsevier generates significant cash inflows as its principal businesses do not generally require major fixed or working capital investments. A substantial proportion of revenue is received through subscription and similar advanced receipts, principally for scientific and medical journals and exhibition fees. At December 31, 2011 subscriptions and other revenues in advance totalled £1,412 million (2010: £1,308 million; 2009: £1,220 million).

Reed Elsevier’s cash outflow on the purchase of property, plant and equipment in 2011 was £85 million (2010: £83 million; 2009: £78 million), while proceeds from the sale of property, plant and equipment amounted to £7 million (2010: £7 million; 2009: £4 million). The cash outflow on internally developed intangible assets in 2011 was £265 million (2010: £228 million; 2009: £164 million), reflecting increased investment in new products and infrastructure, particularly in the LexisNexis Legal & Professional business.

During 2011, Reed Elsevier paid a total of £529 million (2010: £50 million; 2009: £94 million) for acquisitions, including the buy out of non controlling interests and deferred consideration payable on past acquisitions, after taking account of net cash acquired of £24 million (2010: nil; 2009: £3 million). Net proceeds from the sale of equity investments and businesses were £80 million (2010: £6 million proceeds; 2009: £2 million costs). During 2011, Reed Elsevier paid tax of £218 million (2010: £9 million; 2009: £120 million).

During 2011, Reed Elsevier paid ordinary dividends totalling £497 million to the shareholders of the parent companies (2010: £483 million; 2009: £457 million). No share repurchases were made by Reed Elsevier PLC and Reed Elsevier NV in 2011 (2010: nil; 2009: nil) and no payments (2010: nil; 2009: nil) were made by the Reed Elsevier Group plc Employee Benefit Trust to purchase Reed Elsevier PLC and Reed Elsevier NV shares to meet commitments under the Reed Elsevier share option and conditional share schemes. Dividend payments and share repurchases are funded by the operating cash flow of the business after capital spend. Proceeds, net of expenses, from share placings by the parent companies in July 2009 were £829 million.

Net borrowings, a key indebtedness measure used in assessing Reed Elsevier’s financial position, at December 31, 2011 were £3,433 million (2010: £3,455 million; 2009: £3,931 million), comprising gross borrowings of £4,282 million, less £123 million of related derivative financial instrument assets and cash and cash equivalents of £726 million. Excluding currency effects, net borrowings increased by £2 million with acquisitions funded from free cash flow and disposals.

The directors of Reed Elsevier PLC and Reed Elsevier NV, having made appropriate enquiries, consider that adequate resources exist for the combined businesses to continue in operational existence for the foreseeable future.

Contractual Obligations

The contractual obligations of Reed Elsevier relating to debt finance and operating leases at December 31, 2011 analysed by when payments are due, are summarised below.

	Total	Less than 1 year	1-3 years	3-5 years	After 5 years
	(in millions)
Short term debt(1)(2)	£990	£990	£—	£—	£—
Long term debt (including finance leases)(2)	4,427	209	1,681	838	1,699
Operating leases	640	130	188	117	205

Total	£6,057	£1,329	£1,869	£955	£1,904

(1)	Short term debt is supported by committed facilities and by the central management of cash and cash equivalents, and primarily comprises commercial paper. At December 31, 2011 Reed Elsevier had access to a $2,000 million committed bank facility maturing in June 2014, which was undrawn.

(2)	Short and long term debt obligations comprise undiscounted principal and interest cash flows. Interest cash flows are calculated by reference to the contractual payment dates and the fixed interest rates (for fixed rate debt) or the relevant forecast interest rates (for floating rate debt).

Information on retirement benefit obligations is set out in note 7 to the combined financial statements.

Off-Balance Sheet Arrangements

At December 31, 2011 Reed Elsevier had outstanding guarantees in respect of property leases. The maximum amount guaranteed as at December 31, 2011 is £15 million for certain property leases up to 2024. These guarantees, which would crystallise in the event that existing lessees default on payment of their lease commitments, are unrelated to the ongoing business.

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

After taking into account interest rate and currency derivatives, at December 31, 2011 interest expense was fixed on an average of £2.4 billion of forecast debt for the next 12 months. This fixed rate debt reduces to £2.0 billion by the end of 2013 and reduces further thereafter with all but £0.4 billion of fixed rate term debt (not swapped to floating rate) having matured by the end of 2019.

At December 31, 2011, fixed rate term debt (not swapped to floating rate) amounted to £2.4 billion (2010: £2.5 billion) and had a weighted average life remaining of 5.7 years (2010: 6.4 years) and a weighted average interest rate of 6.5% (2010: 6.4%). Interest rate derivatives in place at December 31, 2011, which fix the interest cost on an additional £0.6 billion (2010: £0.6 billion) of variable rate debt, have a weighted average maturity of 0.8 years (2010: 1.1 years) and a weighted average interest rate of 3.2% (2010: 4.2%).

Foreign Currency Exposure Management

Translation exposures arise on the earnings and net assets of business operations in countries other than those of each parent company. These exposures are hedged, to a significant extent, by a policy of denominating borrowings in currencies where significant translation exposures exist, most notably US dollars.

Currency exposures on transactions denominated in a foreign currency are required to be hedged using forward contracts. In addition, recurring transactions and future investment exposures may be hedged, in advance of becoming contractual. The precise policy differs according to the specific circumstances of the individual businesses. Highly predictable future cash flows may be covered for transactions expected to occur during the next 24 months (50 months for Elsevier science and medical subscription businesses) within limits defined according to the period before the transaction is expected to become contractual. Cover takes the form of foreign exchange forward contracts.

As at December 31, 2011, the amount of outstanding foreign exchange cover against future transactions was £1.3 billion (2010: £1.1 billion).

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

Reed Elsevier has treasury policies in place which do not allow concentrations of risk with individual counterparties and do not allow significant treasury exposures with counterparties which are rated lower than A/A2 by Standard & Poor’s, Moody’s or Fitch. At December 31, 2011, cash and cash equivalents totalled £726 million, of which 98% was held with banks rated A/A2 or better. Further information on credit risk is set out on page F-42.

Capital and Liquidity Management

The capital structure is managed to support Reed Elsevier’s objective of maximising long term shareholder value through appropriate security of funding, ready access to debt and capital markets, cost effective borrowing and flexibility to fund business and acquisition opportunities whilst maintaining appropriate leverage to optimise the cost of capital.

Over the long term Reed Elsevier targets cash flow conversion (the proportion of adjusted operating profits converted into cash) and credit metrics that are consistent with a solid investment grade credit rating. Levels of net debt should not exceed those consistent with such a rating other than for relatively short periods of time, for instance following an acquisition. The principal metrics utilised are free cash flow (after interest, tax and dividends) to net debt, net debt to adjusted ebitda (adjusted earnings before interest, taxation, depreciation and amortisation) and adjusted ebitda to net interest. These metrics are monitored and reported to senior management and board representatives on a quarterly basis. Adjusted ebitda is derived from net profit as follows:

2011
(in millions)
Net profit for the year	£767
Adjustments:
Taxation	181
Disposals and other non operating items	21
Net finance costs	235
Amortisation of acquired intangible assets	359
Depreciation and other amortisation	207
Exceptional restructuring costs	—
Acquisition related costs	52
Reclassification of tax in joint ventures	11

Adjusted ebitda	£1,833

Cash flow conversion of 90% or higher is consistent with the rating target. The cash flow conversion in 2011 was 93% and as at December 31, 2011 net debt to adjusted ebitda was 2.3x (2010: 2.5x) on a pensions and lease adjusted basis.

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

The balance of long term debt, short term debt and committed bank facilities is managed to provide security of funding, taking into account the cash generation of the business and the uncertain size and timing of acquisition spend. Reed Elsevier maintains a range of borrowing facilities and debt programmes from a variety of sources to fund its requirements at short notice and at competitive rates. The significance of Reed Elsevier Group plc’s US operations means that the majority of debt is denominated in US dollars. Policy requires that no more than US$1.5 billion of term debt issues should mature in any 12 month period and no more than US$3.0 billion in any 36 month period. In addition, minimum levels of borrowings with maturities over three and five years are specified, depending on the level of net debt and free cash flow. From time to time, Reed Elsevier may redeem term debt early or repurchase outstanding debt in the open market depending on market conditions.

There were no changes to Reed Elsevier’s long term approach to capital management during the year.

Short Term Borrowings

The main treasury centres within Reed Elsevier operate commercial paper programmes to provide flexibility for funding operational requirements of the combined businesses on a daily basis, at short notice and at competitive rates. Commercial paper is issued under both US and Euro programmes and guaranteed by Reed Elsevier PLC and Reed Elsevier NV. In addition, short term borrowing facilities are established with local banks to support the daily requirements of businesses operating in certain countries where there may be restrictions on borrowing from affiliates or from lenders in a foreign jurisdiction. Other loans comprise term loans with an original maturity of greater than one year and which mature within

12 months of the reporting date. These short term borrowings were backed up at December 31, 2011 by a $2,000 million committed bank facility maturing in June 2014 which was undrawn. The short term borrowing programmes are run in conjunction with term debt programmes which comprise the majority of Reed Elsevier’s debt and provide the combined businesses with security of funding.

The average amount and the average interest rate during the year have been calculated by taking the average of the amounts outstanding at each month end (translated to sterling at the respective month end rate) and the average of the interest rate applicable at each month end. Commercial paper issuance reached a maximum level of £659 million in July 2011 as a result of trading flows and other loans reached a maximum of £493 million in June 2011 as the maturity of the $450 million term debt issue expiring in June 2012 fell below 12 months.

Short term borrowings as at December 31,	2011 £m	2011 Weighted average interest rate %	2010 £m	2010 Weighted average interest rate %
Commercial paper	576	0.7	346	0.6
Short term loans and overdrafts	20	10.1	33	8.6
Finance leases	2	2.7	7	5.1
Other loans	384	4.1	130	6.7

Total short term borrowings	982		516

Average short term borrowings during the year ended December 31,	2011 £m	2011 Weighted average interest rate %	2010 £m	2010 Weighted average interest rate %
Commercial paper	504	0.6	437	0.5
Short term loans and overdrafts	30	9.5	33	7.9
Finance leases	9	4.9	7	5.3
Other loans	297	5.0	197	4.6

Maximum month end short term borrowings	2011 £m	2010 £m
Commercial paper	659	688
Short term loans and overdrafts	37	37
Finance leases	10	10
Other loans	493	358

OPERATING RESULTS — REED ELSEVIER PLC AND REED ELSEVIER NV

The following discussion is based on the financial statements of Reed Elsevier PLC and Reed Elsevier NV for the three years ended December 31, 2011. The results of Reed Elsevier PLC reflect its shareholders’ 52.9% economic interest in the Reed Elsevier combined businesses. The results of Reed Elsevier NV reflect its shareholders’ 50% economic interest in the Reed Elsevier combined businesses. The respective economic interests of the Reed Elsevier PLC and Reed Elsevier NV shareholders take account of Reed Elsevier PLC’s 5.8% indirect interest in Reed Elsevier NV. Both parent companies equity account for their respective share in the Reed Elsevier combined businesses.

Results of Operations for the Year Ended December 31, 2011

Compared to the Year Ended December 31, 2010

The earnings per share of Reed Elsevier PLC and Reed Elsevier NV were 32.4p and €0.59 respectively in 2011, compared to 27.3p and €0.51 in 2010. The increase reflects the improved trading performance, no exceptional restructuring costs and lower net interest expense.

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

Ordinary dividends declared in the year, in amounts per ordinary share, comprise: a 2010 final dividend of 15.0p and 2011 interim dividend of 5.65p giving a total of 20.65p (2010: 20.4p) for Reed Elsevier PLC; and a 2010 final dividend of €0.303 and 2011 interim dividend of €0.110 giving a total of €0.413 (2010: €0.402) for Reed Elsevier NV.

The Board of Reed Elsevier PLC has proposed a 2011 final dividend of 15.90p, up 6%, giving a total dividend of 21.55p in respect of the financial year, up 6% on the prior year. The Boards of Reed Elsevier NV, in accordance with the dividend equalisation arrangements, have proposed a 2011 final dividend of €0.326, up 8%, which results in a total dividend of €0.436 in respect of the financial year, up 6% on 2010. The difference in growth rates in the equalised dividends reflects changes in the euro:sterling exchange rate since the respective prior year dividend announcement dates.

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

The Board of Reed Elsevier PLC proposed a 2010 final dividend of 15.0p, giving a total dividend of 20.4p in respect of the financial year, unchanged on the prior year. The Boards of Reed Elsevier NV, in accordance with the dividend equalisation arrangements, proposed a 2010 final dividend of €0.303, which results in a total dividend of €0.412 in respect of the financial year, up 3% on 2009. The difference in growth rates in the equalised dividends reflects changes in the euro:sterling exchange rate since prior year dividend announcement dates.

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

ITEM 6: DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

DIRECTORS

The directors of each of Reed Elsevier PLC, Reed Elsevier NV, Reed Elsevier Group plc and Elsevier Reed Finance BV at February 15, 2012 were:

Name (Age)	Reed Elsevier PLC	Reed Elsevier NV	Reed Elsevier Group plc	Elsevier Reed Finance BV

Mark Armour(57)	Executive Director and Chief Financial Officer	Member of the Executive Board and Chief Financial Officer	Executive Director and Chief Financial Officer	Member of the Supervisory Board

Jacques Billy(41)	—	—	—	Member of the Management Board

Rudolf van den Brink(64)	—	—	—	Chairman of the Supervisory Board

Mark Elliott(62)	Non-executive Director(3)(4)	Member of the Supervisory Board(3)(4)	Non-executive Director(2)	—

Erik Engstrom(48)	Executive Director and Chief Executive Officer	Chairman of the Executive Board and Chief Executive Officer	Executive Director and Chief Executive Officer	—

Anthony Habgood(65)	Non-executive Chairman(3)(4)	Chairman of the Supervisory Board(3)(4)	Non-executive Chairman(2)	—

Adrian Hennah(54)	Non-executive Director(1)(4)	Member of the Supervisory Board(1)(4)	Non-executive Director(1)	—

Lisa Hook(53)	Non-executive Director(1)(3)(4)	Member of the Supervisory Board(1)(3)(4)	Non-executive Director(1)	—

Gerben de Jong(67)	—	—	—	Member of the Management Board

Marike van Lier Lels(52)	—	Member of the Supervisory Board(4)	—	Member of the Supervisory Board

Robert Polet(56)	Non-executive Director(4)	Member of the Supervisory Board(4)	Non-executive Director(2)	—

Sir David Reid(65)	Non-executive Director(1)(3)(4)(5)	Member of the Supervisory Board(1)(3)(4)(5)	Non-executive Director(1)(2)(5)	—

Ben van der Veer(60)	Non-executive Director(1)(3)(4)	Board(1)(3)(4) Member of the Supervisory Board(1)(3)(4)	Non-executive Director(1)	Member of the Supervisory Board

Jans van der Woude(48)	—	—	—	Member of the Management Board

(1)	Member of the Audit Committees of the Boards of Reed Elsevier PLC, Reed Elsevier NV and Reed Elsevier Group plc.

(2)	Member of the Remuneration Committee of the Board of Reed Elsevier Group plc.

(3)	Member of the joint Nominations Committee of the Boards of Reed Elsevier PLC and Reed Elsevier NV.

(4)	Member of the joint Corporate Governance Committee of the Boards of Reed Elsevier PLC and Reed Elsevier NV.

(5)	Senior independent non-executive director, as defined by the Combined Code on Corporate Governance in the United Kingdom.

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

Mark Elliott (American) Non-executive director since 2003. Chairman of the Remuneration Committee. Chairman of QinetiQ Group plc and a non-executive director of G4S plc. Until his retirement in 2008, was general manager of IBM Global Solutions, having held a number of positions with IBM, including managing director of IBM Europe, Middle East and Africa.

Erik Engstrom (Swedish) Chief Executive Officer since 2009. Joined Reed Elsevier as Chief Executive Officer of Elsevier in 2004. Prior to joining Reed Elsevier was a partner at General Atlantic Partners. Before that was president and chief operating officer of Random House Inc and, before its merger with Random House, president and chief executive officer of Bantam Doubleday Dell, North America. Began his career as a consultant with McKinsey and served as a non-executive director of Eniro AB and Svenska Cellulosa Aktiebolaget SCA. Holds a BSc from Stockholm School of Economics, an MSc from the Royal Institute of Technology in Stockholm, and gained an MBA from Harvard Business School as a Fulbright Scholar.

Anthony Habgood (British) Chairman since 2009. Chairman of the Nomination and Corporate Governance Committees. Chairman of Whitbread plc and of Preqin Holding Limited. Was chairman of Bunzl plc and of Mölnlycke Healthcare Limited and served as chief executive of Bunzl plc, chief executive of Tootal Group plc and a director of The Boston Consulting Group Inc. Formerly non-executive director of Geest plc; Marks and Spencer plc; National Westminster Bank plc; Powergen plc; and SVG Capital plc. Holds an MA in Economics from Cambridge University and an MS in Industrial Administration from Carnegie Mellon University. He is a visiting Fellow at Oxford University.

Adrian Hennah (British) Non-executive director since 2011. He is chief financial officer of Smith & Nephew plc. Before that was chief financial officer of Invensys plc, having previously held various senior finance and management positions within GlaxoSmithKline for 18 years.

Lisa Hook (American) Non-executive director since 2006. President and chief executive officer of Neustar Inc. A director of The Ocean Foundation. Was president and chief executive officer at Sun Rocket Inc. Before that was president of AOL Broadband, Premium and Developer Services. Prior to joining AOL, was a founding partner at Brera Capital Partners LLC. Previously was chief operating officer of Time Warner Telecommunications. Has served as senior advisor to the Federal Communications Commission Chairman and a senior counsel to Viacom Cable.

Gerben de Jong (Dutch) member of the Management Board of Elsevier Reed Finance BV since 2007. Previously held senior finance positions in Royal Philips Electronics NV Group.

Marike van Lier Lels (Dutch) Appointed January 2010. Member of the supervisory boards of KPN NV, USG People NV, TKH Group NV and Maersk BV. A member of various Dutch governmental advisory boards. Was executive vice president and chief operating officer of the Schiphol Group. Prior to joining Schiphol Group, was a member of the executive board of Deutsche Post Euro Express and held various senior positions with Nedlloyd.

Robert Polet (Dutch) Non-executive director since 2007. Chairman of Safilo Group S.p.A. and a non-executive director of Philip Morris International Inc; Wilderness Holdings Limited and William Grant & Sons Limited. Member of supervisory board of Nyenrode Foundation. Was President and chief executive officer of Gucci Group from 2004 to 2011, having spent 26 years at Unilever working in a variety of marketing and senior executive positions throughout the world including president of Unilever’s Worldwide Ice Cream and Frozen Foods division.

Sir David Reid (British) Non-executive director since 2003. Senior independent director. Chairman of Intertek Group plc. Was Chairman of Tesco PLC from 2004 to 2011, having previously been executive deputy chairman until December 2003, and finance director from 1985 to 1997. He has also been Chairman of Kwik-Fit and previously a non-executive director of De Vere PLC, Legal & General Group plc and Westbury PLC.

Ben van der Veer (Dutch) Non-executive director since 2009. Chairman of the Audit Committee. Member of the supervisory boards of AEGON NV, TomTom NV, Siemens Nederland NV and Koninklijke FrieslandCampina NV. Was chairman of the executive board of KPMG in the Netherlands and a member of the management committee of the KPMG International board until his retirement in 2008, having joined KPMG in 1976.

Jans van der Woude (Dutch) member of the Management Board of Elsevier Reed Finance BV since 2009. Is Company Secretary and Legal Counsel of Reed Elsevier NV. Prior to joining Reed Elsevier in 2009 was Legal Advisor to Corporate Express NV. Before that was Corporate Legal Director of TNT NV, having previously been General Counsel at Getronics NV.

SENIOR MANAGEMENT

The executive officers of Reed Elsevier PLC, Reed Elsevier NV and Reed Elsevier Group plc, other than directors, at February 15, 2012 were:

Henry Udow:    Chief Legal Officer and Company Secretary of Reed Elsevier PLC and Reed Elsevier Group plc. A US citizen who is admitted to the Bar of New York State. Joined Reed Elsevier in March 2011. Prior to joining Reed Elsevier he was Chief Legal Officer and Company Secretary of Cadbury plc.

Ian Fraser:    Global Human Resources Director of Reed Elsevier Group plc. Joined Reed Elsevier in 2005. Prior to joining Reed Elsevier, he was Human Resources Director at BHP Billiton plc and, before that, held senior positions in human resources at Charter plc and Woolworths plc.

Jans van der Woude:    Company Secretary and Legal Counsel of Reed Elsevier NV. A Dutch lawyer. Joined Reed Elsevier in January 2009.

COMPENSATION

REMUNERATION COMMITTEE

Remuneration Committee Terms of Reference and Constitution

The Remuneration Committee’s (“the Committee”) remit and its duties are in relation to:

—	Executive Directors:

—

to establish the remuneration policy for the executive directors and determine the remuneration in all its forms (including pensions and share plan participation), the terms of the service contracts and all other terms and conditions of employment of the executive directors of Reed Elsevier Group plc; and Reed Elsevier PLC and on the advice of the Chairman the remuneration terms of the CEO (with respect to Reed Elsevier NV, the Committee recommends to the Supervisory Board the remuneration policy and the remuneration in all its forms for the CEO and other executive directors); and

—	approve any compensation or termination payments made to executive directors of Reed Elsevier Group plc and Reed Elsevier PLC.

—	Senior Management

—	on the advice of the Chief Executive Officer, to approve the remuneration policy of other senior leaders and of the Company Secretary; and

—	to monitor the level and structure of remuneration for this group of executives.

—	Reed Elsevier Chairman

—

on the advice of the Senior Independent Director, to determine the remuneration of the Reed Elsevier Chairman (with respect to Reed Elsevier NV, to recommend, on advice of the Senior Independent Director, to the Combined Board the Chairman’s remuneration in respect of his Chairmanship of Reed Elsevier NV).

—	General

—	to review the ongoing appropriateness and relevance of the remuneration policy, in particular the performance-related elements and their compatibility with risk policies and systems;

—

to review and recommend amendments to the rules of all share-based incentive plans including the formulation of suitable performance conditions for share-based awards and options, and where necessary, to submit them for approval by shareholders;

—	to maintain an open and ongoing dialogue with institutional investors on major remuneration policy issues; and

—

to discharge its duties with due regard to any published corporate governance guidelines, codes or recommendations regarding the remuneration of directors of listed companies and formation and operation of share schemes which the Committee considers relevant or appropriate including, but not limited to, the UK and Dutch Corporate Governance Codes.

A copy of the terms of reference of the Committee can be found on the Reed Elsevier website www.reedelsevier.com. The information on our website is not incorporated by reference into this report.

Throughout 2011, the Committee consisted of independent non-executive directors, as defined by the UK Corporate Governance Code and the Dutch Corporate Governance Code; Mark Elliott (Committee Chairman), Sir David Reid and Robert Polet; and the Chairman of Reed Elsevier Group plc. The Company Secretary also attends the meetings in his capacity as secretary to the Committee. At the invitation of the Committee Chairman, the CEO of Reed Elsevier Group plc attends appropriate parts of the meetings. The CEO of Reed Elsevier Group plc is not in attendance during discussions pertaining to his remuneration.

The Global Human Resources Director provided material advice to the Committee during the year.

Towers Watson acted as external advisors to the Committee throughout 2011 and also provided market data and data analysis. Towers Watson also provided actuarial and other human resources consultancy services directly to some Reed Elsevier companies.

The individual consultants involved in advising the Committee do not provide advice to the executive directors or act on their behalf.

EXECUTIVE DIRECTORS

Remuneration philosophy and policy

The context for Reed Elsevier’s remuneration policy and practices is set by the needs of a global business with business areas that operate internationally by line of business. Furthermore, Reed Elsevier PLC and Reed Elsevier NV’s respective stock market listings in London and Amsterdam combined with the majority of its employees being based in the US provides a particular set of challenges in the design and operation of remuneration policy.

Our remuneration philosophy

Reed Elsevier’s guiding remuneration philosophy for senior executives is based on the following precepts:

—	Performance-related compensation with demanding performance standards.

—	Creation of shareholder value.

—	Competitive remuneration opportunity to attract and retain the best executive talent from anywhere in the world.

—	A balanced mix of remuneration between fixed and variable elements, and annual and longer term performance.

—	Aligning the interests of executive directors with shareholders and other stakeholders.

Our remuneration policy

In line with this guiding philosophy our remuneration policy is described below.

—	Reed Elsevier aims to provide a total remuneration package that is able to attract and retain the best executive talent from anywhere in the world, at an appropriate level of cost.

—

In reaching decisions on executive remuneration, the Committee takes into account the remuneration arrangements and levels of increase applicable to senior management and Reed Elsevier employees generally.

—

The Committee considers the social, governance, and environmental implications of its decisions, particularly when setting and assessing performance objectives and targets, and seeks to ensure that incentives are consistent with the appropriate management of risk.

—

Total targeted remuneration of senior executives will be competitive with that of executives in similar positions in comparable companies, which includes global sector peers and companies of similar scale and international complexity.

—	Competitiveness is assessed in terms of total remuneration (i.e. salary, annual and multi-year incentives and benefits).

—

The intention is to provide total remuneration that reflects sustained individual and business performance; i.e. median performance will be rewarded by total remuneration that is positioned around the median of relevant market data and upper quartile performance by upper quartile total remuneration.

—

The Committee will consider all available discretion to claw back any payouts made on the basis of materially misstated data. With effect from 2009, the rules of all incentive plans were amended to provide for specific provisions in this regard.

—

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

The Committee believes that one of the main drivers of long term shareholder value is sustained growth in profitability, underpinned by appropriate capital discipline. Therefore growth in earnings per share and targeted return on invested capital are both utilised in our multi-year incentives.

The balance between fixed and performance-related pay

We aim to provide each executive director with an annual total remuneration package comprising fixed and variable pay with the majority of an executive director’s total remuneration package linked to performance. At target performance, incentive pay makes up approximately 70% of the total remuneration package, with the annual incentive representing around 20% and the multi-year incentive 50% of the total package. The fixed pay element is around 30% (salary of around 20% and 10% pension and other benefits). The core components of the total remuneration package are described in detail in the remainder of this Report.

Our approach to market positioning and benchmarking

The market competitiveness of total remuneration (i.e. salary, annual and multi-year incentives and benefits) is assessed against a range of relevant comparator groups as follows:

—

Global peers operating in businesses similar to those of Reed Elsevier (including Thomson Reuters, WPP, Pearson, John Wiley, Wolters Kluwer, Dun & Bradstreet, Experian, McGraw-Hill, UBM, DMGT, Informa, Lagardère and FICO).

—

Companies listed on the London Stock Exchange (cross-industry but excluding those in the financial services sector) of a similar size (measured by aggregate market capitalisation) and international scope.

—

Companies listed on the New York Stock Exchange (cross-industry but excluding those in the financial services sector) of a similar size (measured by aggregate market capitalisation) and international scope.

—	Companies listed on the Amsterdam Stock Exchange, cross-industry and of a similar size (measured by aggregate market capitalisation) and international scope.

The composition of the respective comparator groups is subject to minor changes year on year reflecting changes in the size, international scope and listing status of specific companies during the year.

The competitiveness of our remuneration packages is assessed by the Committee as part of the annual review cycle for pay and performance, in line with the process set out below.

—

First, the overall competitiveness of the total remuneration packages is assessed both against the market and taking account of remuneration levels within Reed Elsevier more widely. The appropriate positioning of an individual’s total remuneration against the market is determined based on the Committee’s judgement of individual performance and potential.

—

The Committee then considers market data and benchmarks for the different elements of the package including salary, total annual cash and total remuneration. While relevant benchmark information is meaningful input to the process, they inform rather than drive the outcome of the review.

—

If it is determined that a total remuneration competitive gap exists, the Committee believes that this should be addressed via a review of performance-linked compensation elements in the first instance.

—	Benefits, including medical and retirement benefits, are positioned to reflect local country practice.

The total remuneration package

Each element of the remuneration package for executive directors is designed to achieve specific objectives, as described in this section. In aggregate, they create a unified and balanced reward mix and competitive employment proposition. The value of the reward package is only maximised through the integrated delivery of annual and longer term performance. Reward for the delivery of business results is connected with reward for value flowing to shareholders. Through the use of a range of performance metrics such as earnings per share, return on invested capital, profit after tax, revenue, cash flow conversion rate and total shareholder return and the assessment of performance over multiple time-horizons, the incentive arrangements are structured in such a way that reward cannot be maximised through inappropriate short term risk-taking.

The table below summarises the component parts of the remuneration package provided to the executive directors during 2011. This includes the bonuses earned for performance during 2011, payouts received from and awards granted under the multi-year incentives during the year.

Component		Erik Engstrom	Mark Armour
Base salary		£1,025,000	£628,776
Retirement benefit		UK defined benefit plan	UK defined benefit plan
Other benefits		Includes company car or cash allowance and private medical benefit	Includes company car or cash allowance and private medical benefit
Annual incentive		£1,021,925	£611,799
(earned for 2011 and payable in March 2012)
Multi-year incentives granted
	ESOS	Market value options over 139,146 PLC and 92,953 NV ordinary shares	Market value options over 85,358 PLC and 57,021 NV ordinary shares
	BIP	61,176 NV ADRs	56,876 PLC and 37,687 NV ordinary shares
Multi-year incentives vested (2008-10 cycle)	LTIP	Lapsed	Lapsed
	ESOS	Lapsed	Lapsed
Shareholding requirement		300% of salary	200% of salary

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

The Committee decided to award a salary increase of 2.5% to each executive director which increased base salaries with effect from January 1, 2012 to £1,050,625 for Erik Engstrom and £644,495 for Mark Armour. In determining the salary recommendation for executive directors, the Committee considered, among other inputs, 2012 salary guidance for Reed Elsevier’s most significant employee locations globally. The salary recommendations for the executive directors are within the guidelines agreed for those employees in respect of 2012 increases.

In respect of salaries for the broader employee population, Reed Elsevier uses the same factors to determine the levels of increase across all employee populations globally: i.e. relevant pay market, skills, experience and contribution. Reed Elsevier operates across many diverse countries in terms of their remuneration structures and practices. Any increases awarded to different employee groups in different geographies reflect this diversity and range of practices. An increase of approximately 2.5% on average will be awarded across the senior management population globally for 2012. This level of increase is in line with increases provided to the wider employee population.

Annual Incentive

The Annual Incentive Plan (AIP) provides focus on the delivery of stretching annual financial targets and the achievement of annual objectives and milestones that create a platform for sustainable future performance.

For 2012, executive directors have a target bonus opportunity of 100% of salary that is weighted as follows across four elements (unchanged from 2011):

Measure	Weighting
— Revenue	30%
— Adjusted Profit After Tax	30%
— Cash Flow Conversion Rate	10%
— Key Performance Objectives (KPOs)	30%

The target bonus opportunity for the financial measures is payable for the achievement of highly stretching financial targets. The four elements are measured separately, such that there could be a payout on one element and not on others.

For 2012, the minimum threshold on the financial elements of the AIP at which a bonus starts to accrue is 94% of target achievement and the maximum bonus is 150% of target (unchanged from 2011), although, the Committee decided to slightly adjust the payout slope for financials between threshold and maximum to align executive directors with other executives and employees. This means that part of the bonus will accrue for achieving threshold whilst a higher level of out-performance will be required to achieve the maximum bonus.

The KPOs are individual to each executive director. Each executive director is set up to six KPOs to reflect critical business priorities for which he is accountable. The KPO component for the executive directors and other senior executives will contain at least one KPO relating to the achievement of specific sustainability objectives and targets contained within Reed Elsevier’s corporate responsibility agenda.

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

AIP Payments for 2011

In assessing the level of bonus payments for 2011, the Committee noted the following performances:

% change over 2010 at constant exchange rates
	Underlying revenue growth	Total adjusted PAT
Reed Elsevier	+2%	+6%

Reed Elsevier continued its positive momentum in 2011. All five business areas contributed to underlying revenue growth, excluding biennial exhibition cycling, with underlying operating profits showing good growth. Underlying revenues, which exclude the effects of currency translations and acquisitions and disposals, were up 2%, or 3% excluding the cycling effect of biennial exhibitions, reflecting a consistent performance from our subscription and online data businesses. Adjusted operating profits were up 4% at constant currencies. Total costs, including acquisitions and disposals, fell by 2% at constant exchange rates and adjusted operating margins at 27.1% were 1.4 percentage points higher than last year. Adjusted operating cash flow was flat compared with the prior year or down 1% at constant currencies. The lower level of cash flow conversion reflects among other things, higher capital expenditure through increased investment in new products and related infrastructure in 2011. Returns on invested capital increased to 11.2%, 0.6 percentage points higher than in 2010, reflecting improvements in trading performance, strong cash flow and capital efficiency.

Overall, the sum of the individual scores achieved against the four AIP components was close to target for both executive directors, resulting in the following bonuses for 2011:

	2011 annual bonus (to be paid in March 2012)	% of 2011 base salary earnings
Erik Engstrom	£1,021,925	99.7%
Mark Armour	£611,799	97.3%

Multi-Year Incentives

The multi-year incentives comprise the Reed Elsevier Growth Plan (REGP), the Bonus Investment Plan (BIP), the Executive Share Option Scheme (ESOS) and the Long Term Incentive Plan (LTIP).

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

Awards under the multi-year incentives take the form of restricted shares and market value options which typically vest over a period of three years except for the REGP under which awards vest over three and five years. The vesting of all awards made to executive directors under these plans is subject to meeting a number of stretching performance targets based on internal financial metrics and total shareholder return. Additionally, in the case of ESOS, a financial pre-grant performance condition applies which determines the annual size of the available grant pool for all participants in the plan.

Reed Elsevier Growth Plan (REGP)

The key features of the REGP are summarised below.

Feature	Detail

Frequency of award	—	One-off arrangement

	—	Awards were made on May 26, 2010

Eligibility	—	CEO and CFO of Reed Elsevier Group plc

	—	As a condition of participation, the executive directors were required to hold Reed Elsevier securities on the date of grant to the value of 300% of salary in the case of the CEO and 200% of salary in the case of the CFO. Any personal shares invested under the BIP did not count towards this holding requirement

	—	The executive directors are required to maintain shareholdings at the respective levels throughout the life of the plan (i.e. for five years) or until such time as they cease to be eligible for further payouts under the plan, if earlier

Performance period	—	Five years split into an initial period of three financial years followed by a further two financial years

	—	Opportunity to receive partial payout after three years

Performance conditions	—	Relative TSR measured against three comparator groups, adjusted EPS and ROIC (see section entitled ‘Performance measures and targets’)

	—	The performance metrics have equal weighting, with one third of the award vesting based on performance against the respective metric (additive measurement)

Vesting scale	—	Performance hurdle and scaled vesting

Cap	—	The number of shares capable of vesting is capped at 150% of the number comprised in the initial performance share award

Dividend equivalents	—	Dividend equivalents accrue during the performance period and are paid out in cash when the shares are released, to the extent that the underlying securities vest

Other provisions	—	On a change of control, awards vest on a pro-rated basis and subject to performance based on an assessment of progress against targets at the time the change of control occurs

	—	Claw-back applies

	—	Awards under the plan are satisfied with shares purchased in the market

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

TSR ranking within the relevant TSR comparator group	3 year period: 2010-12 vesting percentage of each third of the TSR tranche	5 year period: 2010-14 vesting percentage of each third of the TSR tranche
Below median	0%	0%
Median	30%	30%
Upper quartile	100%	100%

Vesting is on a straight-line basis for ranking between the median and the upper quartile.

TSR comparators groups

The constituents of each comparator group were selected on the following basis:

—	Companies included in the relevant market index as at December 31, 2009 and nearest in size to Reed Elsevier in terms of market capitalisation.

—	The relevant market indices are: (1) FTSE 100 for the Sterling Comparator Group; (2) Euronext 100 and the DAX 30 for the Euro Comparator Group; and (3) the S&P 500 for the US Dollar Comparator Group.

—	The following companies were excluded for this purpose:

—	companies with mainly domestic revenues (as they do not reflect the global nature of Reed Elsevier’s customer base);

—	those engaged in extractive industries (as they are exposed to commodity cycles); and

—	financial services companies (as they have a different risk/reward profile).

—	Relevant listed global peers operating in businesses similar to those of Reed Elsevier not otherwise included were added to the relevant comparator group.

Set out below are the comparators included in each currency group applicable to awards made in 2010 under the REGP.

STERLING COMPARATOR GROUP*	EURO COMPARATOR GROUP*	US DOLLAR COMPARATOR GROUP*
AGGREKO	ACCOR	3M
ASTRAZENECA	ADIDAS	ADOBE SYSTEMS
AUTONOMY CORP.	AHOLD	AGILENT TECHS.
BAE SYSTEMS	AIR LIQUIDE	AIR PRDS. & CHEMS.
BRITISH AIRWAYS	AKZO NOBEL	AMAZON.COM
BRITISH AMERICAN TOBACCO	ALSTOM	ANALOG DEVICES
BUNZL	ASML HOLDING	APPLIED MATS.
BURBERRY GROUP	BASF	AVON PRODUCTS
COBHAM	BMW	BAXTER INTL.
COMPASS GROUP	CARREFOUR	BECTON DICKINSON
DMGT	CHRISTIAN DIOR	CATERPILLAR
DIAGEO	DAIMLER	COLGATE-PALMOLIVE
EXPERIAN	DEUTSCHE POST	CORNING
GLAXOSMITHKLINE	EADS	CUMMINS
INTERCONTINENTAL HOTELS	ESSILOR INTL.	DEERE
IMPERIAL TOBACCO GROUP	HEINEKEN	DOW CHEMICAL
INFORMA	HERMES INTL.	DUN & BRADSTREET
INMARSAT	K + S	E. I. DU PONT DE NEMOURS
INTERNATIONAL POWER	LAFARGE	EBAY
INTERTEK GROUP	LAGARDÈRE GROUPE	EMERSON ELECTRIC
INVENSYS	LINDE	FICO
JOHNSON MATTHEY	LVMH	FORD MOTOR
KINGFISHER	MAN	GENZYME
NATIONAL GRID	METRO	H.J. HEINZ
PEARSON	MICHELIN	ILLINOIS TOOL WORKS
RECKITT BENCKISER GROUP	PERNOD-RICARD	JOHN WILEY
REXAM	PHILIPS ELTN. KONINKLIJKE	JOHNSON CONTROLS
ROLLS-ROYCE GROUP	PORTUGAL TELECOM SGPS	JUNIPER NETWORKS
SABMILLER	PPR	LIFE TECHNOLOGIES
SAGE GROUP	RENAULT	MCDONALDS
SHIRE	SAINT-GOBAIN	MCGRAW-HILL
SMITH & NEPHEW	SAP	MICRON TECHNOLOGY
SMITHS GROUP	SCHNEIDER ELECTRIC	MOTOROLA
THOMAS COOK GROUP	SUEZ ENVIRONNEMENT	NEWS CORP
TUI TRAVEL	THALES	NIKE
UNILEVER (LSE)	THYSSENKRUPP	NVIDIA
UNITED BUSINESS MEDIA	TNT	PACCAR
VODAFONE	UNILEVER (AEX)	PPG INDUSTRIES
WOLSELEY	VALLOUREC	SPECTRA ENERGY
WPP	VEOLIA ENVIRONNEMENT	TEXAS INSTS.
	VOLKSWAGEN	THOMSON REUTERS (NYSE)
	WOLTERS KLUWER	UNITED TECHNOLOGIES
YUM! BRANDS

*	Reflects the composition of the comparator group as at the date of grant.

Return on invested capital (ROIC)

The vesting of one third of the REGP award is subject to the percentage return on invested capital of Reed Elsevier PLC and Reed Elsevier NV (the ROIC tranche) as follows:

3 years: 2010-12	2 years: 2013-14	Vesting percentage of ROIC tranche

ROIC in 2012, subject to actual exceeding 2009 ROIC calculated on the same basis	ROIC in 2014

Below 10.2%	Below 10.7%	0%
10.2%	10.7%	60%
11.2% or above	12.7% or above	100%

Vesting is on a straight-line basis for performance between the minimum and maximum levels.

For the purposes of the plan, the following definitions apply:

—

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

—

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

Adjusted earnings per share (EPS)

The vesting of one third of the REGP award is subject to performance against growth in adjusted earnings per share measured at constant currencies (Adjusted EPS) (the EPS tranche) as follows:

3 years: 2010-12	2 years: 2013-14	Vesting percentage of EPS tranche

Average Adjusted EPS growth in years 2011 and 2012 (subject to average Adjusted EPS growth over the whole three year period being positive)	Average Adjusted EPS growth over the two year period
Below 5% p.a.	Below 7% p.a.	0%
5% p.a.	7% p.a.	60%
9% p.a. or above	13% p.a. or above	100%

Vesting is on a straight-line basis for performance between the minimum and maximum levels.

For the purposes of the plan, the following definitions apply:

—

Earnings = adjusted reported earnings measured at constant currencies. Adjustments include amortisation and impairment of acquired intangible assets and goodwill, exceptional restructuring and acquisition integration charges, gains/losses on business disposals and related tax effects. The Committee retains discretion to adjust for changes in the net pension financing credit.

—	Number of shares = weighted average number of shares in issue excluding shares held in treasury.

A multi-year incentive award was granted to senior leaders below the Board in 2011. Grants under the plan are made on a rolling three-year basis and awards are in the form of performance shares that vest subject to the same performance metrics and vesting scales applicable to the REGP and the targets set for each metric are aligned to the five-year performance scale applicable to the executive directors under the REGP.

Executive Share Option Scheme (ESOS)

The key features of the ESOS are summarised below.

Feature	Detail

Frequency of award	—	Annual grant of market value options

Eligibility	—	Broadest multi-year incentive operated by Reed Elsevier

	—	Annual awards are made to approximately 1,000 employees across some 20+ countries including the executive directors

Vesting period	—	Three years from the date of grant

	—	Options are exercisable between three and ten years from the date of grant or on cessation of employment (for defined categories of approved leavers), if earlier

Performance conditions	—	Pre-grant performance condition of adjusted EPS growth which determines the size of the annual grant pool available for grants to all participants (see below)

	—	Post-grant performance hurdle of adjusted EPS growth applicable to the vesting of awards to executive directors

Cap	—	Maximum annual award (in terms of the aggregate market value of the shares under option at the date of grant) of three times salary per executive director

Other provisions	—	On a change of control, awards vest subject to performance based on an assessment of progress against targets at the time the change of control occurs; participants may exchange their awards for awards in the acquiring company, if available

	—	Claw-back applies

	—	Awards under the plan are satisfied with newly issued shares

The size of the total grant pool available for all participants in a given year is determined based on growth in average compound adjusted EPS measured in constant currencies (adjusted EPS) over the three years prior to grant as follows:

Average Adjusted EPS growth p.a. over the three years prior to grant	% of the 2003 grant pool available for distribution
Less than 6%	50%
6% or more but less than 8%	75%
8% or more but less than 10%	100%
10% or more but less than 12%	125%
12% or more	150%

Adjusted EPS growth for the three years ended December 31, 2011 was less than 6% p.a. which means that the available grant pool for ESOS awards in 2012 is 50% of the 2003 pool.

During 2011 the executive directors each received a grant of 150% of base salary of market value options (50% of the permitted maximum). The vesting of the award is subject to an Adjusted EPS growth hurdle of 6% p.a.

During the year the 2008-10 cycle of ESOS lapsed for executive directors as a result of EPS performance being below the threshold required for vesting. Prior to the date of this report, the Committee determined that the 2009-11 cycle of ESOS also lapsed for executive directors as the adjusted EPS growth hurdle of 8% p.a. on vesting was not achieved.

Bonus Investment Plan (BIP)

The bonus investment plan is a voluntary plan aimed at encouraging personal investment in, and ongoing holding of, Reed Elsevier shares to promote greater alignment with shareholders and support the retention of key talent. The current bonus investment plan was approved by shareholders at the 2010 Annual General Meetings of Reed Elsevier PLC and Reed Elsevier NV and replaced the bonus investment plan implemented in 2003.

Under the BIP, participants may invest their own funds to purchase Reed Elsevier securities or allocate securities already owned outright for investment under the plan up to a specified maximum. In return, the participant is granted a matching award which vests over three years subject to performance (i.e. a maximum match of 1 for 1 can be earned on the personal investment). It is a condition of vesting that the underlying personal investment is retained throughout the vesting period. Dividend equivalents accrue on the matching shares during the vesting period and are paid out in cash at the end to the extent that the matching award vests. The table below summarises the key features of the BIP.

Feature	Detail

Frequency of award	—	Annual grants of matching awards

	—	Ten-year life of the plan

	—	Implemented in 2010 with first matching awards granted in May 2010

Eligibility	—	Approximately 150 senior executives including executive directors

	—	Participation is voluntary

Performance period	—	Three financial years

Performance conditions	—	Average adjusted EPS growth measured in constant currencies and ROIC (see below)

	—	50% of the award is subject to adjusted EPS growth and 50% subject to ROIC

Vesting scale	—	Performance hurdle and scaled vesting

Personal investment	—	Up to 100% of the target bonus opportunity net of tax

Other provisions	—	On a change of control, awards vest on a pro-rated basis and subject to performance based on an assessment of progress against targets at the time the change of control occurs, unless the Committee determines that awards should not vest and instead be exchanged for equivalent awards over shares in the acquiring company (i.e. rollover applies)

	—	Claw-back applies

	—	Awards under the plan are satisfied with shares purchased in the market

The following targets and vesting scale apply to awards granted under the BIP in 2011:

Match earned on personal investment	Average growth in adjusted EPS (%) over the 3 year performance period	ROIC (%) in the third year of the performance period
0%	below 4% p.a.	below 10.4%
50%	4% p.a.	10.4%
75%	6.5% p.a.	10.9%
100%	9% p.a. or above	11.4% or above

The same EPS targets as set out in the table above will apply to awards of matching shares to be granted in 2012 under the 2012-14 cycle of the plan. The targets applicable to the ROIC proportion will be increased to 11.0% at threshold and 12.0% at maximum, with straight-line vesting for performance between the points. The executive directors will be eligible to participate in BIP in 2012.

The vesting scale and performance metrics applicable to awards granted in 2010 under the BIP are the same as above, except that the EPS proportion is measured over years two and three of the performance period (i.e. 2011 and 2012) with vesting of the EPS component being subject to average EPS growth over the whole three year vesting period being positive. The targets applicable to the ROIC proportion under the 2010-12 cycle were 0.2% lower than the targets applicable to the 2011-13 cycle, with a threshold of 10.2% and maximum vesting for achieving ROIC of 11.2% or above in the third year of the performance period. Straight-line vesting applies for performance between the points.

Long Term Incentive Plan (LTIP)

No awards under LTIP were given to executive directors in 2011 and no awards will be made in 2012.

Awards under this plan were in the form of restricted shares, with half of the award being over shares in Reed Elsevier PLC and the other half over shares in Reed Elsevier NV. A three year performance period applies and awards vest based on growth in average compound adjusted EPS growth measured at constant currencies and Reed Elsevier’s TSR performance compared to a group of industry peers.

The 2008-10 cycle of LTIP lapsed during 2011 as a result of performance conditions not being met. At the date of this Report, it had also been determined that the 2009-11 cycle of LTIP had also lapsed as the minimum performance hurdle of 10% adjusted EPS growth was not met.

No further unvested award cycles remain outstanding under this plan at the date of this report.

Shareholding requirement

The Committee believes that one of the aspects that creates closer alignment between senior management and shareholders is to require executives to build up and maintain a significant personal stake in Reed Elsevier. The shareholding requirements applicable to the executive directors are set out in the table below and as described on page 48, were pre-requisites to participate in the REGP. Shareholding requirements also apply to selected senior executives below the Board.

Meeting the relevant shareholding requirement is both a condition of the vesting of awards as well as a pre-requisite to maintain eligibility to receive future awards under the multi-year incentives.

On December 31, 2011, the executive directors’ shareholdings were as follows (valued at the mid-market closing prices of Reed Elsevier securities):

	Shareholding requirement (in % of December 31, 2011 annualised base salary)	Actual shareholding as at December 31, 2011 (in % of December 31, 2011 annualised base salary)
Erik Engstrom	300%	396%
Mark Armour	200%	376%

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

Erik Engstrom and Mark Armour are provided with UK defined benefit pension arrangements under which they accrue a pension of 1/30th of salary for every year of service (up to a maximum of two thirds of salary). The pension is provided through a combination of:

—	the main UK Reed Elsevier Pension Scheme for salary restricted to a cap, determined annually on the same basis as the pre-April 2006 Inland Revenue earnings cap, and

—	Reed Elsevier’s unapproved pension arrangement for salary above the cap.

Prior to November 1, 2007, Erik Engstrom was not a member of any company pension scheme and Reed Elsevier made annual contributions of 19.5% of his salary to his personal pension plan. From November 1, 2007 contributions to his designated retirement account ceased and he became a member of the UK defined benefit pension arrangement.

The pension arrangements for the directors include life assurance cover while in employment, an entitlement to a pension in the event of ill health or disability and a spouse’s and/or dependants’ pension on death.

The increase in the transfer value of the directors’ pensions, after deduction of contributions, is shown in the table below. Transfer values have been calculated in accordance with the guidance note GN11 published by the UK Institute of Actuaries and Faculty of Actuaries. The transfer values at December 31, 2011 have been calculated using the transfer value basis adopted by the trustees of the pension scheme from October 1, 2008.

The transfer value in respect of individual directors represents a liability in respect of directors’ pensions entitlement, and is not an amount paid or payable to the director.

Transfer values of accrued pension benefits

	Age at December 31, 2011	Director’s contributions	Transfer value of accrued pension at December 31, 2010	Transfer Value of accrued pension at December 31, 2011	Increase in transfer value during the year (net of director’s contributions)	Accrued annual pension at December 31, 2011	Increase in accrued annual pension during the year	Increase in accrued annual pension during the year (net of inflation)	Transfer value at December 31, 2011 of increase in accrued pension during the year (net of inflation and director’s contributions)
Erik Engstrom	48	£7,377	£1,366,389	£2,099,132	£ 725,366	£142,375	£36,799	£31,732	£460,465
Mark Armour	57	£7,377	£5,643,891	£6,758,053	£ 1,106,785	£354,522	£29,097	£13,495	£249,862

Service contracts

Executive directors are employed under service contracts that provide for a maximum of one year’s notice. The contracts neither specify a pre-determined level of severance payment nor contain specific provisions in respect of change in control.

The Committee believes that as a general rule, notice periods should be 12 months and that the executive directors should, subject to any legal constraints within their base country, be required to mitigate their losses in the event of termination. The Committee will, however, note local market conditions so as to ensure that the terms offered are appropriate to attract and retain top executives operating in global businesses.

The contractual terms of the executive directors (and for approximately 100 other senior executives) include certain covenants as follows:

—

non-competition restrictions apply which prevent the executive from working in a capacity which competes with any Reed Elsevier business which he/she was involved with during the preceding 12 months; from recruiting Reed Elsevier employees and from soliciting Reed Elsevier customers and suppliers for a period of 12 months after leaving employment;

—	in the event of the executive resigning, he/she will immediately lose all rights to any outstanding awards under the multi-year incentives including any vested but unexercised options; and

—

in the event of a breach of the covenants, any gains made or payouts received, in the period starting six months prior and ending 12 months after leaving employment, on the vesting or exercise of awards from the multi-year incentives may be repayable.

Each executive director has a service contract with Reed Elsevier Group plc, as summarised in the table below:

	Current contract date	Date employment commenced	Expiry date (subject to notice period)	Notice period	Subject to
Erik Engstrom	March 14, 2011	August 23, 2004	June 14, 2028	12 months	English law
Mark Armour	October 7, 1996	February 1, 1995	Retires December 31, 2012	12 months	English law

Mark Armour’s retirement terms

The following terms will apply to Mark Armour in connection with his retirement on December 31, 2012:

—

his participation in the REGP will cease once the performance share award has been performance-tested in 2013. All of the performance shares earned will be released at that time and dividend equivalents relating to the earned shares will be paid in cash at the same time. The vesting of the performance shares will be subject to the cap applicable to the REGP, with the cap being pro-rated by 3/5th to reflect his years of actual service during the performance period of January 1, 2010 through to December 31, 2014. He will not be eligible for a grant of matching shares in 2013 and there will be no further entitlement for payments under this plan;

—	his shareholding requirement under the REGP of two times salary will cease in 2013, once the extent of any vesting of the performance share award under the REGP has been determined;

—	no ESOS award will be made to him in 2012;

—	existing covenants relating to non-competition, non-solicitation and confidentiality will remain in place for 12 months post-retirement;

—	all unvested share based awards will be treated in accordance with the rules of the plans, and outstanding ESOS options remain exercisable for up to three and a half years from retirement; and

—	no further payments will be due.

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

Mark Armour is a non-executive director of SABMiller plc and received remuneration of £100,694 during 2011 (£59,610 during 2010 reflecting pro-rata payments since appointment).

NON-EXECUTIVE DIRECTORS

Policy on non-executive directors’ fees

The policy on non-executive directors’ fees is a matter for the Boards, subject to applicable law, and does not fall within the Committee’s remit.

Reed Elsevier seeks to recruit non-executive directors with the experience to contribute to the Boards of a dual-listed global business and with a balance of personal skills that will make a major contribution to the Boards and their committee structures. With the exception of Marike van Lier Lels who serves only on the Supervisory Board of Reed Elsevier NV, non-executive directors, including the Chairman, are appointed to the Boards of Reed Elsevier Group plc, Reed Elsevier PLC and the Supervisory Board of Reed Elsevier NV. Non-executive directors’ fees reflect the directors’ membership of the three Boards.

The primary source for comparative market data is the practice of FTSE 50 companies, although reference is also made to AEX and US listed companies.

Non-executive directors, including the Chairman, serve under letters of appointment and are not entitled to notice of, or payments following, retirement from the Boards.

Fee levels

Non-executive directors receive an annual fee in respect of their memberships of the Boards of Reed Elsevier PLC, Reed Elsevier NV and Reed Elsevier Group plc. The fee paid to Marike van Lier Lels, who serves only on the Supervisory Board of Reed Elsevier NV, reflects her time commitment to that company and to other companies within the Reed Elsevier combined businesses. Non-executive directors are reimbursed for expenses incurred in attending meetings. They do not receive any performance-related bonuses, pension provision, share options or other forms of benefit except for the following: the Chairman is in receipt of private medical benefit and non-executive directors and the Chairman are provided with tax filing support to meet any tax filing obligations arising from their directorships with Reed Elsevier in countries other than their home country.

Fees may be reviewed annually, although in practice they have changed on a less frequent basis. During 2011, fees were reviewed for non-executive directors, Supervisory Board members and the Chairman, taking account of market practice and general governance trends. Prior to that, fees for non-executive directors and Supervisory Board members had last been reviewed in 2007 and increased with effect from January 1, 2008 although a separate fee of £20,000 was introduced with effect from January 1, 2011 for the senior independent director. In addition, the chairmanship of the Audit and Remuneration Committees attracts a separate fee of £25,000/€30,000 (£15,000/€20,000 until December 31, 2011) and £20,000 (£15,000 until December 31, 2011). The Chairman of Reed Elsevier does not receive committee chairman fees. The total annual fee payable to Marike van Lier Lels is €65,000 (€48,000 in 2011).

Directors’ emoluments and fees

(a)	Aggregate emoluments

The emoluments of the directors of Reed Elsevier PLC and Reed Elsevier NV (including any entitlement to fees or emoluments from either Reed Elsevier Group plc or Elsevier Reed Finance BV) were as follows:

	2011 £	2010 £
	£’000	£’000
Salaries and fees	2,590	3,324
Benefits	56	97
Annual performance-related bonuses	1,634	2,351
Payments for loss of office	—	499
Pension contributions	42	43

Total	4,322	6,314

(b)	Individual emoluments of executive directors

	Salary £	Benefits £	Bonus £	Total 2011 £	Total 2010 £
Erik Engstrom	1,025,000	28,492	1,021,925	2,075,417	2,028,108
Mark Armour	628,776	22,988	611,799	1,263,563	1,248,742

Total	1,653,776	51,480	1,633,724	3,338,980	3,276,850

Market value options awarded under ESOS and restricted shares awarded in the year of reporting under BIP are set out by executive director on pages 61 to 62. Vesting is subject to performance conditions relating to growth in adjusted EPS and ROIC, as described in the front section of this Report. The maximum number of options that can vest under ESOS and the maximum number of restricted shares that can vest under the BIP is equivalent to the awards granted.

Erik Engstrom was the highest paid director in 2011.

(c)	Individual fees of non-executive directors

	2011 £**		2010 £**
Mark Elliott	70,000		70,000
Anthony Habgood	500,000	*	500,000	*
Adrian Hennah (from April 20, 2011)	38,475		—
Lisa Hook	55,000		55,000
Marike van Lier Lels (from January 13, 2010)	41,739	***	39,744
Robert Polet	55,000		55,000
Sir David Reid	75,000		55,000
Lord Sharman (until April 20, 2011)	18,333		63,750
Ben van der Veer	82,609	***	71,225

Total	936,156		909,719

*	Excludes private medical insurance benefit of £1,329 in respect of 2011 (£1,244 in 2010).
**	The above figures exclude an imputed notional benefit in respect of tax filing support provided to non-executive directors for tax filings in countries other than their home country resulting from their directorship with Reed Elsevier. The incremental assessable benefit charge per relevant tax return has been agreed by PwC to amount to £300.
***	The fees for Marike van Lier Lels and Ben van der Veer are paid in euro and were €48,000 and €95,000 respectively for 2011. For reporting purposes these were converted into pounds sterling at the average exchange rate for the year of reporting.

Compensation of executive officers

The aggregate compensation paid during 2011 (and relating to 2011) to those who were executive officers (other than directors) of Reed Elsevier Group plc as at February 15, 2012 as a group for the year ended December 31, 2011 was £2,043,070 which included contributions made to the pension plans in respect of such officers of £61,780.

BOARD PRACTICES

REED ELSEVIER

The Boards of directors of Reed Elsevier PLC and Reed Elsevier NV manage their respective shareholdings in Reed Elsevier Group plc and Elsevier Reed Finance BV. The Boards of Reed Elsevier PLC, Reed Elsevier NV and Reed Elsevier Group plc are harmonised. Subject to shareholders of Reed Elsevier PLC and Reed Elsevier NV re-electing retiring directors at their respective Annual General Meetings in 2012, all the directors of Reed Elsevier Group plc will also be directors of Reed Elsevier PLC and of Reed Elsevier NV. For a complete description of the Board membership positions and executive officer positions within Reed Elsevier, see “— Directors” and “Senior Management” on pages 41 and 42. Details of the Audit Committees of Reed Elsevier Group plc, Reed Elsevier PLC and Reed Elsevier NV are given under “Item 15: Controls and Procedures” and details of the Remuneration Committee are given under “— Remuneration Committee” on page 43.
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

Under the Articles of Association of Reed Elsevier PLC, one third of the directors shall retire from office and, if they wish, make themselves available for re-appointment by shareholders at the Annual General Meeting. Notwithstanding these provisions in the Articles of Association, in accordance with the provisions of the UK Corporate Governance Code all directors retire and offer themselves for re-election at each Annual General Meeting.

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

Under the Articles of Association of Reed Elsevier NV, each member of the Reed Elsevier NV Supervisory Board is appointed for a three-year term, with the possibility of reappointment and shall retire periodically in accordance with a rotation plan drawn up by the Combined Board. Notwithstanding these provisions in the Articles of Association, in accordance with the provisions of the UK Corporate Governance Code all members of the Boards retire and seek re-appointment at each Annual General Meeting of Shareholders. To align the arrangements regarding appointment for the Boards of Reed Elsevier NV and Reed Elsevier PLC. Annual re-appointment shall not affect the term of their three-year appointment. A schedule with the anticipated dates of retirement of members of the Supervisory Board is published on the Reed Elsevier website, www.reedelsevier.com. As a general rule, members of the Supervisory Board serve for two three-year terms. The Nominations Committee may recommend that individual members of the Supervisory Board serve up to one additional three-year term.

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

EMPLOYEES

Employee numbers are disclosed in note 6 to the combined financial statements.

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

SHARE OWNERSHIP

Share based awards in Reed Elsevier PLC and Reed Elsevier NV

Details of vested options, (in italics) and unvested options and restricted shares held by executive directors in Reed Elsevier PLC (“PLC”) and Reed Elsevier NV (“NV”) as at December 31, 2011 are shown in the tables below. The vesting of outstanding unvested awards is subject to performance conditions in accordance with the provisions of the respective plan rules. For disclosure purposes, any PLC and NV ADRs awarded under the BIP have been converted into ordinary share equivalents. As at February 15, 2012 there have been no changes in the options or restricted shares held by executive directors in office at December 31, 2011 other than those relating to the 2009-11 cycles of ESOS and LTIP as sign-posted in the tables. The market price at the date of award of grants made under the multi-year incentives are based on the middle market price of the respective security.

Erik Engstrom

Options	Year of grant	Option over:	No. of options held on Jan 1, 2011	No. of options granted during 2011	Option price	No. of options exercised during 2011	Market price per share at exercise	Gross gains made on exercise £/€	No. of options held on Dec 31, 2011	Unvested options vesting on:	Options exercisable until:
ESOS	2004	PLC ord	63,460		£4.780				63,460		23 Aug 2014
		NV ord	43,866		€10.30				43,866		23 Aug 2014
	2005	PLC ord	154,517		£5.335				154,517		17 Feb 2015
		NV ord	105,412		€11.31				105,412		17 Feb 2015
	2006	PLC ord	178,895		£5.305				178,895		13 Mar 2016
		NV ord	120,198		€11.47				120,198		13 Mar 2016
	2008	PLC ord	143,000		£6.275				—		Lapsed
		NV ord	94,000		€12.21				—		Lapsed
	2009	PLC ord	146,923		£5.420				146,923		Lapsed	*
		NV ord	95,399		€9.415				95,399		Lapsed	*
	2011	PLC ord	—	139,146	£5.390				139,146	5 May 2014	5 May 2021
		NV ord	—	92,953	€8.969				92,953	5 May 2014	5 May 2021
LTIP	2004	PLC ord	325,163		£4.78				325,163		23 Aug 2014
		NV ord	224,766		€10.30				224,766		23 Aug 2014

Total PLC ords			1,011,958	139,146					1,008,104
Total NV ords			683,641	92,953					682,594

*	Lapsed prior to the date of this report

Shares	Year of grant	Type of security	No. of unvested shares held on Jan 1, 2011	No. of shares awarded during 2011	Market price per share at award	No. of shares vested during 2011	Market price per share at vesting	Notional gross gains at vesting £/€	No. of unvested shares held on Dec 31, 2011	Date of vesting
BIP	2010	NV ord	140,378		€8.310				140,378	Q1 2013
	2011	NV ord		122,352	€8.969				122,352	Q1 2014
LTIP	2008	PLC ord	68,500		£6.275				—	Lapsed
		NV ord	45,000		€12.21				—	Lapsed
	2009	PLC ord	103,902		£5.420				103,902	Lapsed	*
		NV ord	67,465		€9.415				67,465	Lapsed	*
REGP	2010	PLC ord	643,086		£4.665				643,086	50% H1 2013
										50% H1 2015
		NV ord	422,310		€8.310				422,310	50% H1 2013
										50% H1 2015

Total PLC ords			815,488						746,988
Total NV ords			675,153	122,352					752,505

*	Lapsed prior to the date of this report

Mark Armour

Options	Year of grant	Option over:	No. of options held on Jan 1, 2011	No. of options granted during 2011	Option price	No. of options exercised during 2011	Market price per share at exercise	Gross gains made on exercise £/€	No. of options held on Dec 31, 2011	Unvested options vesting on:	Options exercisable until:
ESOS	2001	PLC ord	62,974		£6.590				—		Expired	*
		NV ord	44,882		€14.75				—		Expired	*
	2002	PLC ord	74,000		£6.000				74,000		22 Feb 2012
		NV ord	51,926		€13.94				51,926		22 Feb 2012
	2005	PLC ord	150,422		£5.335				150,422		17 Feb 2015
		NV ord	102,618		€11.31				102,618		17 Feb 2015
	2006	PLC ord	158,836		£5.305				158,836		13 Mar 2016
		NV ord	106,720		€11.47				106,720		13 Mar 2016
	2008	PLC ord	144,000		£6.275				—		Lapsed
		NV ord	94,000		€12.21				—		Lapsed
	2009	PLC ord	147,692		£5.420				147,692		Lapsed	**
		NV ord	95,899		€9.415				95,899		Lapsed	**
	2011	PLC ord	—	85,358	£5.390				85,358	5 May 2014	5 May 2021
		NV ord	—	57,021	€8.969				57,021	5 May 2014	5 May 2021
LTIP	2004	PLC ord	290,481		£4.872				290,481		19 Feb 2014
		NV ord	199,467		€10.57				199,467		19 Feb 2014
SAYE	2010	PLC ord	2,173		£4.176				2,173	1 Aug 2013	1 Feb 2014

Total PLC ords			1,030,578	85,358					908,962
Total NV ords			695,512	57,021					613,651

*	Expired unexercised on 23 February 2011

**	Lapsed prior to the date of this report

Shares	Year of grant	Type of security	No. of unvested shares held on Jan 1, 2011	No. of shares awarded during 2011	Market price per share at award	No. of shares vested during 2011	Market price per share at vesting	Notional gross gains at vesting £/€	No. of unvested shares held on Dec 31, 2011	Date of vesting
BIP	2010	PLC ord	65,054		£4.665				65,054	Q1 2013
		NV ord	42,512		€8.310				42,512	Q1 2013
	2011	PLC ord	—	56,876	£5.390				56,876	Q1 2014
		NV ord	—	37,687	€8.969				37,687	Q1 2014
LTIP	2008	PLC ord	67,000		£6.275				—	Lapsed
		NV ord	44,000		€12.21				—	Lapsed
	2009	PLC ord	76,397		£5.420				76,397	Lapsed	**
		NV ord	49,605		€9.415				49,605	Lapsed	**
REGP	2010	PLC ord	394,495		£4.665				394,495	H1 2013
		NV ord	259,062		€8.310				259,062	H1 2013

Total PLC ords			602,946	56,876					592,822
Total NV ords			395,179	37,687					388,866

**	Lapsed prior to the date of this report

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

The middle market price of a Reed Elsevier PLC ordinary share at the date of award of grants in 2011 under the BIP was £5.39. The middle market price of a Reed Elsevier NV ordinary share at the date of award of grants in 2011 under the BIP was €8.969.

The middle market price of a Reed Elsevier PLC ordinary share during the year was in the range of £4.613 to £5.905 and at December 31, 2011 was £5.19. The middle market price of a Reed Elsevier NV ordinary share during the year was in the range of €7.588 to €10.27 and at December 31, 2011 was €9.007.

REED ELSEVIER

As of December 31, 2011 Reed Elsevier operated and/or had awards outstanding under a number of equity-based plans as follows:

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

See pages 48 to 52 for a description of this plan.

(b)	Executive share option schemes (“ESOS”)

The plans in this category comprise the Reed Elsevier Group plc Share Option Scheme 2003 (“ESOS 2003”) (see page 52 for a description of this plan), the Reed Elsevier Group plc Executive U.K. Share Option Scheme 1993 and the Reed Elsevier Group plc Executive Overseas Share Option Scheme 1993 (together “ESOS 1993”). ESOS 1993 has expired and all outstanding awards under these plans have vested and will lapse, to the extent they remain unexercised, on the tenth anniversary of the date of grant.

(c)	Bonus investment plans (“BIP”)

The plans in this category comprise the Reed Elsevier Group plc Bonus Investment Plan 2010 (“BIP 2010”) (see pages 52 and 53 for a description of this plan) and the Reed Elsevier Group plc Bonus Investment Plan 2003 (“BIP 2003”).

No awards were made in 2011 under the BIP 2003 and no awards will be made under this plan in 2012. At the date of this report, awards held under the 2009-11 cycle of BIP 2003 had lapsed as the performance hurdle of average compound growth in adjusted EPS at constant currencies of 8% p.a. over the three-year period ending December 31, 2011 had not been met. There are no further awards outstanding under BIP 2003.

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

The plans in this category comprise Reed Elsevier Group plc Long-Term Incentive Plan 2010 (“LTIP 2010”) and the Reed Elsevier Group plc Long Term Incentive Share Option Scheme 2003 (“LTIS 2003”) (see pages 53 and 54 for a description of this plan).

The LTIP 2010 was implemented in 2010. The plan applies to senior executives (including executive officers) other than executive directors. Awards are in the form of restricted shares which vest subject to performance over three financial years. Awards are satisfied with shares purchased in the market. The performance conditions attached to awards made in 2010 under this plan mirror those applicable to years one to three (i.e. 2010 through to 2012) of the REGP (see pages 48 to 52 for details). The targets applicable to awards made in 2011 under this plan continue to be aligned to the REGP. The vesting of awards is also subject to participants meeting a minimum shareholding requirement and continued employment (except for certain categories of approved leavers). Dividend equivalents accrue over the performance period and are paid out in cash at the end to the extent that the awards vest.

The LTIS 2003 enables the grant of options and restricted shares. Options previously granted under this plan vested subject to performance and will lapse, to the extent they remain unexercised, on the tenth anniversary of the date of grant. No awards were made under the LTIS 2003 in 2011 and no awards will be made under this plan in 2012.

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

At December 31, 2011, the estimated potential dilution over a 10-year period from awards over Reed Elsevier PLC shares under all equity-based plans was 5.1% of the Reed Elsevier PLC share capital. The estimated potential dilution over the same period in respect of awards over Reed Elsevier NV shares was 5.3% of the Reed Elsevier NV share capital at December 31, 2011. The estimated potential dilution in relation to executive equity-based plans was 4.6% of the Reed Elsevier PLC and 5% of the Reed Elsevier NV share capital at December 31, 2011.

Share options and conditional share awards

At February 15, 2012 the total number of ordinary shares subject to outstanding options was:

	Number of outstanding options	Options over shares	Option price range
SAYE Scheme	2,203,686	Reed Elsevier PLC	£4.016 — £5.04
Netherlands Convertible Debenture Stock Scheme	2,105,050	Reed Elsevier NV	€7.354 — €14.14
ESOS	23,921,336	Reed Elsevier PLC	£4.20 — £6.81
	17,274,663	Reed Elsevier NV	€7.301 — €15.37
LTIS 2003	2,041,392	Reed Elsevier PLC	£4.78 — £5.245
	1,499,206	Reed Elsevier NV	€10.30 — €11.35

Share options are expected, upon exercise, to be met principally by the issue of new ordinary shares, but may also be met from shares held by the Reed Elsevier Group plc Employee Benefit Trust.

At February 15, 2012 the following conditional share awards were also outstanding:

	Number of outstanding awards	Awards over shares in
REGP	1,037,581	Reed Elsevier PLC
	681,372	Reed Elsevier NV
BIP*	2,671,179	Reed Elsevier PLC
	1,324,493	Reed Elsevier NV
RSP	2,138,868	Reed Elsevier PLC
	1,201,925	Reed Elsevier NV
Other multi-year incentives	3,156,849	Reed Elsevier PLC
	2,092,544	Reed Elsevier NV

*	For disclosure purposes, any Reed Elsevier PLC and Reed Elsevier NV ADRs awarded under this plan have been converted into ordinary share equivalents.

These awards will be met by the Reed Elsevier Group plc Employee Benefit Trust from shares purchased in the market.

REED ELSEVIER

Share ownership

The interests of those individuals who were directors of Reed Elsevier PLC and Reed Elsevier NV as at December 31, 2011 in the issued share capital of the respective companies at the beginning and end of the year are shown below.

	Reed Elsevier PLC ordinary shares		Reed Elsevier NV ordinary shares
	January 1, 2011*	December 31, 2011	January 1, 2011*	December 31, 2011
Mark Armour	248,742	248,742	136,889	136,889
Mark Elliott	—	—	—	7,600
Erik Engstrom	107,040	107,040	383,450	447,356
Anthony Habgood	50,000	50,000	25,000	25,000
Adrian Hennah	—	5,163	—	—
Lisa Hook	—	—	—	—
Marike van Lier Lels	—	—	—	—
Robert Polet	—	1,000	—	—
Sir David Reid	—	—	—	—
Lord Sharman	—	—	—	—
Ben van der Veer	—	—	1,298	5,000

*	On date of appointment if subsequent to January 1, 2011.

The interests of the executive directors of Reed Elsevier PLC and Reed Elsevier NV in the issued share capital of the respective companies as at March 7, 2012 were:

	Interest in Reed Elsevier PLC ordinary shares	Interest in Reed Elsevier NV ordinary shares
Erik Engstrom	107,040	447,356
Mark Armour	248,742	136,889

Employee Benefit Trust

Any securities required to satisfy entitlements under the REGP, the RSP, the BIP and the other multi-year incentives are provided by the Employee Benefit Trust (EBT) from market purchases. As a potential beneficiary under the EBT in the same way as other employees of Reed Elsevier, each executive director is deemed to be interested in all the shares held by the EBT which at December 31, 2011 amounted to 14,051,025 Reed Elsevier PLC ordinary shares (1.12% of issued share capital) and 7,380,906 Reed Elsevier NV ordinary shares (0.96% of issued share capital). These numbers include ordinary share equivalents held in the form of Reed Elsevier PLC ADRs and Reed Elsevier NV ADRS.

Shares and options held by executive officers

The following table indicates the total aggregate number of Reed Elsevier PLC ordinary shares and Reed Elsevier NV ordinary shares beneficially owned and the total aggregate number of share options and conditional share awards held by the executive officers (other than directors) of Reed Elsevier Group plc (three persons) as a group in office as of February 15, 2012:

	Reed Elsevier PLC ordinary shares	Reed Elsevier PLC ordinary shares subject to options	Reed Elsevier PLC conditional share awards	Reed Elsevier NV ordinary shares*	Reed Elsevier NV ordinary shares subject to options	Reed Elsevier NV conditional share awards
Executive officers (other than directors) as a group	126,452	438,467	332,223	35,155	290,886	203,548

*	The Reed Elsevier NV ordinary shares are in registered form, although most ordinary shares are traded in the Dutch Security giro system administered by Euroclear Netherlands.

The options over Reed Elsevier PLC ordinary shares included in the above table are exercisable at prices ranging from £4.665 to £6.445 per share and between the date hereof and 2021. The options over Reed Elsevier NV ordinary shares included in the above table are exercisable at prices ranging from €8.31 to €14.51 per share and between the date hereof and 2021. The Reed Elsevier PLC and Reed Elsevier NV conditional share awards included in the above table will vest between 2012 and 2014.

ITEM 7: MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

REED ELSEVIER PLC

Substantial share interests

As at March 7, 2012, the company had been notified by the following shareholders that they held an interest of 3% or more in voting rights(1) of the issued share capital of the company:

Identity of Person or Group	% of Class
Lloyds Banking Group plc	6.89
BlackRock Inc	5.02
Silchester International Investors Limited	3.98
Legal & General Group plc	3.40

The percentage interests stated above are as disclosed at the date on which the interests were notified to the company.

(1)	Under the UK Disclosure and Transparency Rules, subject to certain limited exceptions, persons or groups with an interest of 3% or more in voting rights of the issued Reed Elsevier PLC ordinary share capital are required to notify Reed Elsevier PLC of their interest.

(2)	Under the UK Large and medium-sized Companies and Groups (Accounts and Reports) Regulations 2008, Reed Elsevier PLC is required to disclose information they are aware of regarding the identity of each person with a significant direct or indirect holding of securities in Reed Elsevier PLC as at the financial year end.

As far as Reed Elsevier PLC is aware, except as disclosed herein, it is neither directly or indirectly owned nor controlled by one or more corporations or by any government.

At December 31, 2011 there were 18,771 ordinary shareholders, including the depository for Reed Elsevier PLC’s ADR programme, with a registered address in the United Kingdom, representing 99.65% of shares issued.

Reed Elsevier PLC is not aware of any arrangements the operation of which may at a subsequent date result in a change in control of Reed Elsevier PLC. The major shareholders of Reed Elsevier PLC do not have different voting rights to other ordinary shareholders.

REED ELSEVIER NV

As of March 7, 2012 Reed Elsevier NV is aware of the following disclosable interests of 5% or more in the issued Reed Elsevier NV ordinary shares based on the public database of and on notification received from the Netherlands Authority for the Financial Markets(1) or provided as a Schedule 13G filing(2):

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

RELATED PARTY TRANSACTIONS

Transactions with joint ventures and key management personnel, comprising the executive directors of Reed Elsevier PLC and Reed Elsevier NV, are set out in note 34 to the combined financial statements. Further details of remuneration of key management personnel are set out in “Item 6 — Directors, Senior Management and Employees”.

ITEM 8: FINANCIAL INFORMATION

FINANCIAL STATEMENTS

See Item 18: Financial Statements.

DIVIDEND POLICY

Dividends to Reed Elsevier PLC and Reed Elsevier NV shareholders are, other than in special circumstances, equalised at the gross level, including the benefit of the UK attributable tax credit of 10% received by certain Reed Elsevier PLC shareholders. The exchange rate used for each dividend calculation as defined in the Reed Elsevier merger agreement is the spot euro/sterling exchange rate, averaged over a period of five business days commencing with the tenth business day before the announcement of the proposed dividend. The Boards of Reed Elsevier PLC and Reed Elsevier NV have adopted dividend policies in recent years in respect of their equalised dividends that, subject to currency considerations, more closely align dividend growth with growth in adjusted earnings, consistent with the dividend normally being covered over the longer term at least two times by adjusted earnings (i.e. before the amortisation and impairment of acquired intangible assets and goodwill, exceptional restructuring and acquisition related costs, disposal gains and losses and other non operating items, related tax effects and movements in deferred tax assets and liabilities that are not expected to crystallise in the near term and after the benefit of tax amortisation where available on acquired goodwill and intangible assets).

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

Many of the products offered by LexisNexis Risk Solutions and ChoicePoint are governed by the US Fair Credit Reporting Act (“FCRA”) and analogous state laws requiring that consumers be provided certain notices. Certain of these laws further provide for statutory penalties and attorneys fees for non-compliance. In the normal course of its business, LexisNexis Risk Solutions and ChoicePoint deal with individual and class lawsuits claiming violation of one or more of these statutes. Other than pending matters, these cases have either been settled or successfully defended to date with a substantial portion of cash payments agreed to be paid by insurance. These proceedings have not had, and are not expected to have, a material adverse effect on our financial position or the results of our operations.

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

	Pence per ordinary share		US dollars per ADS
Calendar Periods	High	Low	High	Low
2011	591	461	37.74	29.61
2010	563	461	35.70	26.82
2009	560	420	33.56	26.20
2008	690	451	54.60	27.06
2007	690	558	54.85	44.02
2006	608	504	46.17	35.90

2011
Fourth Quarter	555	489	35.93	30.33
Third Quarter	578	461	36.99	29.61
Second Quarter	566	526	36.89	34.13
First Quarter	591	506	37.74	32.20

2010
Fourth Quarter	563	509	35.65	31.73
Third Quarter	561	490	35.70	29.74
Second Quarter	545	461	33.94	26.82
First Quarter	526	482	33.71	29.91

2009
Fourth Quarter	516	455	32.93	29.38
Third Quarter	492	420	32.48	27.67
Second Quarter	543	452	33.56	27.55
First Quarter	560	477	32.36	26.20

Month
February 2012 (through February 15, 2012)	537	527	33.64	32.95
January 2012	539	509	34.08	31.44
December 2011	526	500	32.86	30.68
November 2011	547	497	35.58	30.69
October 2011	555	489	35.93	30.33
September 2011	511	468	32.74	29.61
August 2011	539	461	35.25	30.17

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

The table below sets forth, for the periods indicated, the high and low closing middle market quotations for the Reed Elsevier NV Ordinary Shares on Euronext Amsterdam NV as derived from the Officiële Prijscourant of Euronext Amsterdam NV and the high and low last reported sales prices in US dollars for the Reed Elsevier NV ADSs on the New York Stock Exchange, as derived from the New York Stock Exchange Composite Tape, and reported by Thomson Reuters Datastream:

	€ per ordinary share		US dollars per ADS
Calendar Periods	High	Low	High	Low
2011	10.27	7.59	27.84	21.23
2010	10.12	8.17	26.93	20.14
2009	9.42	7.19	25.05	19.85
2008	13.69	7.72	39.61	20.73
2007	14.89	11.49	40.49	33.20
2006	13.72	11.08	35.25	26.72

2011
Fourth Quarter	9.13	8.15	25.74	21.67
Third Quarter	9.42	7.59	27.16	21.23
Second Quarter	9.51	8.74	27.36	25.07
First Quarter	10.27	8.66	27.84	23.85

2010
Fourth Quarter	9.66	9.01	26.93	23.45
Third Quarter	10.12	8.92	26.64	22.19
Second Quarter	9.35	8.17	24.98	20.14
First Quarter	9.00	8.29	24.83	22.73

2009
Fourth Quarter	8.60	7.58	24.67	22.11
Third Quarter	8.42	7.19	23.94	20.23
Second Quarter	9.00	7.61	24.72	20.06
First Quarter	9.42	7.92	25.05	19.85

Month
February 2012 (through February 15, 2012)	9.17	8.94	24.11	23.33
January 2012	9.23	8.79	24.36	22.36
December 2011	9.01	8.53	23.42	21.98
November 2011	9.13	8.16	25.31	21.67
October 2011	9.04	8.15	25.74	21.74
September 2011	8.38	7.74	23.53	21.23
August 2011	8.98	7.59	25.72	21.57

ITEM 10: ADDITIONAL INFORMATION

MEMORANDUM AND ARTICLES OF ASSOCIATION

REED ELSEVIER PLC (the “Company”)

At the Company’s Annual General Meeting held in April 2010, shareholders passed a special resolution to adopt new Articles of Association (the “Articles”) to reflect fully the implementation of the UK Companies Act 2006 (the “Act”).

A copy of the Company’s current Articles is incorporated by reference from Exhibit 4.1 to the Registration Statement on Form S-8 filed with the SEC on May 25, 2010 — see “Item 19: Exhibits” on page S-3.

The following is a summary of the current Articles. As a summary, it is not exhaustive and is qualified in its entirety by reference to UK law and the Articles.

Company’s Objects

The Company’s objects are unrestricted.

Share Capital

As at December 31, 2011, the company’s issued ordinary share capital comprised 1,250,913,565 shares of 14 51/116p of which 48,247,323 shares are held in treasury. Reed Elsevier PLC shares may be held in certificated or uncertificated form.

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

Transfer of ordinary shares

A certificated shareholding may be transferred in the usual form or in any other form approved by the Board. The Board in its discretion may refuse to register the transfer of a certificated share unless the instrument of transfer:

1.	is stamped or certified and lodged, at the registered office or other place that the Board decide, accompanied by the relevant share certificate and any other evidence that the Board may reasonably require to prove a legitimate right to transfer;

2.	is in respect of only one class of shares;

3.	is in favour of not more than four transferees; and

4.	is not fully paid.

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

Directors’ Interests

Subject to the provisions of the Act, where a Directors declares an interest to the Board, the Board may authorise the matter proposed to it which would otherwise constitute a conflict of interest and place a director in breach of their statutory duty. Such authorisation is effective where the director in question is not included in the quorum for the meeting and the matter was agreed without their vote, or would have been agreed to had their vote not been counted. A director’s duty to declare an interest does not apply in the circumstances provided for by section 177(5) and 177(6) of the Act. A director:

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

REED ELSEVIER NV (the “Company”)

The following is a summary of the principal provisions of the Company’s articles of association (the “Articles”). As a summary, it is not exhaustive and is qualified in its entirety by reference to Dutch law and the Articles as they read in the Dutch language. The Articles were last amended before a civil law notary in Amsterdam on March 3, 2010 after a shareholders’ resolution was passed to approve such amendment at the extraordinary general shareholders’ meeting held on January 13, 2010. A copy of the current Articles is incorporated by reference from the 2011 Annual Report on Form 20-F filed with the SEC on March 12, 2012 — see “Item 19: Exhibits” on page S-3.

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

As at December 31, 2011 the company’s issued share capital comprised 724,077,755 ordinary shares of which 31,333,697 shares are held in treasury and 4,303,179 R shares are held by Reed Elsevier PLC.

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

Executive Board

The Executive Board is entrusted with the management of the company. The Executive Board functions as a collective body with shared responsibility. The number of members of the Executive Board is determined by the Combined Board, but shall at all times be less than the number of members of the Supervisory Board. Members of the Executive Board shall be appointed by the general shareholders’ meeting on the basis of a proposal of the Combined Board. Under the Articles, members of the Executive Board are appointed for a three-year term, with the possibility of reappointment. Notwithstanding these provisions in the articles of association and in accordance with the provisions of the UK Corporate Governance Code, all members of the Executive Board seek annual reappointment at the annual general meeting to align the arrangements regarding appointment for the Boards of Reed Elsevier NV and Reed Elsevier PLC.

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

Members of the Supervisory Board shall be appointed by the general shareholders’ meeting on proposal of the Combined Board. Under the Articles, members of the Supervisory Board are appointed for a three-year term, with the possibility of re-appointment and shall retire periodically in accordance with a rotation plan drawn up by the Combined Board. They shall retire no later than three years after appointment. As a general rule, members of the Supervisory Board serve for two three year terms. Individual directors may serve up to one additional three-year term. Notwithstanding these provisions in the articles of association and in accordance with the provisions of the UK Corporate Governance Code, all members of the Supervisory Board seek annual reappointment at the annual general meeting to align the arrangements regarding appointment for the Boards of Reed Elsevier NV and Reed Elsevier PLC. Annual reappointment will not affect the term of their three year appointment.

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

Remuneration

The remuneration policy for members of the Executive and the Supervisory Boards is adopted by the general shareholders’ meeting. The remuneration of the members of the Executive Board is determined by the Supervisory Board in line with the remuneration policy agreed by the shareholders’ meeting. The remuneration of members of the Supervisory Board is determined by the Combined Board, in line with the remuneration policy for non-executive directors. The maximum amount of annual remuneration shall be determined by the shareholders’ meeting and can only be adopted at the proposal of the Combined Board. At the annual general meeting in 2011 the maximum amount of remuneration for the Supervisory Board was set at €600,000 per annum, for the proportion of the fees borne by the Company.

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

UK Stamp Duty and Stamp Duty Reserve Tax

Under current UK law (subject to the European Court of Justice (ECJ) case mentioned below), UK stamp duty reserve tax (SDRT) or UK stamp duty is payable upon the transfer or issue of Reed Elsevier PLC ordinary shares to the depositary in exchange for Reed Elsevier PLC ADSs evidenced by ADRs. For this purpose, the current rate of stamp duty and SDRT of 1.5% would be applied, in each case, to: (i) the issue price when the ordinary shares are issued; (ii) the amount or value of the consideration where shares are transferred for consideration in money or money’s worth; or (iii) the value of the ordinary shares in any other case. Following a decision in October 2009 of the ECJ in the case of HSBC Holdings plc v HMRC HMRC have confirmed that they will no longer seek to apply the 1.5% SDRT charge on the issue of shares into a clearance service or depositary receipt system within the European Union to which a 1.5% charge would have previously applied. However it is not clear to what extent the HSBC decision impacts on the lawfulness of the 1.5% charge on issuing or transferring shares into a depositary receipt service or a clearance service outside the European Union (or transferring existing shares to a clearance service or depositary receipt system wherever located). These matters are the subject or ongoing litigation and it is possible that the rules regarding the 1.5% charge may be contrary to European Union law or may change in the future. Accordingly specific professional advice should be sought before paying the 1.5 percent charge.

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

Taxation of dividends and capital gains

You will not be subject to any Dutch taxes on dividends distributed by Reed Elsevier NV (other than the withholding tax described above) or any capital gain realised on the disposal of Reed Elsevier NV ordinary shares or ADSs provided that (i) the Reed Elsevier NV ordinary shares or ADSs are not attributable to an enterprise or an interest in an enterprise that you carry on, in whole or part through a permanent establishment or a permanent representative in the Netherlands, (ii) you do not have a substantial interest or a deemed substantial interest in Reed Elsevier NV (generally, 5% or more of either the total issued and outstanding capital or the issued and outstanding capital of any class of shares) or, if you have such an interest, you do not hold such interest with the avoidance of Netherlands (or foreign) (withholding) tax as (one of) the main purpose(s) or it forms part of the assets of an enterprise, and (iii) if you are an individual, such dividend or capital gain from your Reed Elsevier NV ordinary shares or ADSs does not form benefits from miscellaneous activities (“resultaat uit overige werkzaamheden”) in the Netherlands. Benefits from miscellaneous activities in the Netherlands include income and gains derived from the holding, whether directly or indirectly, of (a combination of) shares, debt claims or other rights (together, a “lucrative interest”) that the holder thereof has acquired under such circumstances that such income and gains are intended to be remuneration for work or services performed by such holder (or a related person) in the Netherlands, whether within or outside an employment relation, where such lucrative interest provides the holder thereof, economically speaking, with certain benefits that have a relation to the relevant work or services.

US Federal Income Taxation

Holders of the ADSs generally will be treated for US federal income tax purposes as owners of the ordinary shares represented by the ADSs. Accordingly, deposits of ordinary shares for ADSs and withdrawals of shares for ADSs will not be subject to US federal income tax.

Dividends

Dividends on Reed Elsevier PLC ordinary shares or ADSs or Reed Elsevier NV ordinary shares or ADSs (including any Dutch tax withheld) will generally be included in your gross income as ordinary income from foreign sources. The dollar amount recognised on receiving a dividend in pounds sterling or euros will be based on the exchange rate in effect on the date the depositary receives the dividend, or in the case of ordinary shares on the date you receive the dividend, as the case may be, whether or not the payment is converted into US dollars at that time. Any gain or loss recognised on a subsequent conversion of pounds sterling or euros for a different amount will be US source ordinary income or loss. Dividends received will not be eligible for the dividends received deduction available to corporations.

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

Subject to certain conditions and limitations, foreign withholding taxes on dividends withheld at the appropriate rate may be treated as foreign taxes eligible for credit against your US federal income tax liability. For purposes of calculating the foreign tax credit, dividends paid on the ordinary shares or ADSs will be treated as income from sources outside the US and will generally constitute passive category income. Further, in certain circumstances, if you have held the ordinary shares or ADSs for less than a specified minimum period during which you are not protected from risk of loss, or are obligated to make payments related to the dividends, you will not be allowed a foreign tax credit for foreign taxes imposed on the dividends on the ordinary shares or ADSs. Individuals that treat a dividend as qualified dividend income may take into account for foreign tax credit limitation purposes only the portion of the dividend effectively taxed at the highest applicable marginal rate. The rules governing the foreign tax credit are complex. You are urged to consult your tax advisors regarding the availability of the foreign tax credit under your particular circumstances.

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

If you receive pounds sterling or euros on the sale or other disposition of your ordinary shares or ADSs, you will realise an amount equal to the US dollar value of the pounds sterling or euros on the date of sale or other disposition (or in the case of cash basis and electing accrual basis taxpayers, if the ordinary shares or ADSs are traded on an established securities market, the settlement date for the sale or other disposition). You will have a tax basis in the pounds sterling or the euros that you receive equal to the US dollar amount received on the settlement date. Any gain or loss realised by a US holder between the sale date and the settlement date or on a subsequent conversion of pounds sterling or euros into US dollars will be US source ordinary income or loss.

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

Reed Elsevier’s management of the above market risks is described in further detail on pages 35 to 38 of Item 5: Operating and Financial Review and Prospects: Liquidity and Capital Resources — Reed Elsevier.

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

The fair values of interest rate swaps, interest rate options, forward rate agreements and forward foreign exchange contracts set out below represent the replacement costs calculated using market rates of interest and exchange at December 31, 2011. The fair value of long term borrowings has been calculated by discounting expected future cash flows at market rates.

Reed Elsevier’s use of financial instruments and its accounting policies for financial instruments are described more fully in notes 2 and 19 to the combined financial statements.

(a) Interest Rate Risk

The following sensitivity analysis assumes an immediate 100 basis point change in interest rates for all currencies and maturities from their levels at December 31, 2011 with all other variables held constant.

Financial Instrument	Fair Value December 31, 2011	Fair Value Change		Fair Value December 31, 2010	Fair Value Change
		+100 basis points	-100 basis points		+100 basis points	-100 basis points
	(In millions)			(In millions)
Short term borrowings	£(596)	£—	£—	£(379)	£—	£—
Long term borrowings (including current portion)	(4,093)	171	(175)	(4,381)	188	(198)
Interest rate swaps (swapping fixed rate debt to floating)	123	(28)	23	105	(37)	38
Interest rate swaps (swapping floating rate debt to fixed)	(10)	4	(3)	(25)	9	(8)

A 100 basis point change in interest rates would not result in a material change to the fair value of other financial instruments.

At December 31, 2011, 69% of gross borrowings are either fixed rate or have been fixed through the use of interest rate swaps, forward rate agreements and options. A 100 basis point reduction in interest rates would result in an estimated decrease in net finance costs of £5 million (2010: £3 million), based on the composition of financial instruments including cash, cash equivalents, bank loans and commercial paper borrowings at December 31, 2011. A 100 basis points rise in interest rates would result in an estimated increase in net finance costs of £5 million (2010: £3 million).

(b) Foreign Exchange Rate Risk

The following sensitivity analysis assumes an immediate 10% change in all foreign currency exchange rates against sterling from their levels at December 31, 2011 with all other variables held constant. A +10% change indicates a strengthening of the currency against sterling and a -10% change indicates a weakening of the currency against sterling.

Financial Instrument	Fair Value December 31, 2011	Fair Value Change		Fair Value December 31, 2010	Fair Value Change
		+10%	-10%		+10%	-10%
	(In millions)			(In millions)
Cash and cash equivalents	£726	£61	£(51)	£742	£64	£(53)
Short term borrowings	(596)	(66)	54	(379)	(42)	34
Long term borrowings (including current portion)	(4,093)	(366)	300	(4,381)	(399)	327
Interest rate swaps (including cross currency interest rate swaps)	128	11	(9)	94	10	(8)
Forward foreign exchange contracts	(48)	(57)	57	(40)	(55)	55

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

From January 1, 2011 to February 15, 2012, Reed Elsevier received a reimbursement of $225,000, net of withheld taxes, from the depositary for New York Stock Exchange listing fees, investor relations expenses and other program related expenses, in connection with the ADR facility.

PART II

ITEM 15: CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Reed Elsevier PLC and Reed Elsevier NV are required to comply with applicable US regulations, including the Sarbanes-Oxley Act, insofar as they apply to foreign private issuers. Accordingly, Reed Elsevier PLC and Reed Elsevier NV have established a Disclosure Committee comprising the company secretaries of Reed Elsevier PLC and Reed Elsevier NV and other senior Reed Elsevier managers appointed by the Chief Executive Officer and Chief Financial Officer of Reed Elsevier PLC and Reed Elsevier NV. The committee has reviewed and evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2011. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer of Reed Elsevier PLC and Reed Elsevier NV have concluded that our disclosure controls and procedures are effective as of the end of the period covered by this report.

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

Reed Elsevier management conducted an evaluation of the effectiveness of its internal control over financial reporting based on the framework in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that the internal controls over financial reporting of the Reed Elsevier combined businesses, Reed Elsevier PLC and Reed Elsevier NV were effective as of December 31, 2011.

Certifications by the Chief Executive Officer and Chief Financial Officer of Reed Elsevier PLC and Reed Elsevier NV as required by the Sarbanes-Oxley Act are submitted as exhibits to this Form 20-F (see “Item 19: Exhibits” on page S-3).

Deloitte LLP and Deloitte Accountants BV have audited the Reed Elsevier combined financial statements for the fiscal year ended December 31, 2011 and have audited the effectiveness of internal control over financial reporting, their report in respect of Reed Elsevier combined businesses are included herein. Deloitte LLP have audited the consolidated financial statements of Reed Elsevier PLC and Deloitte Accountants BV have audited the consolidated financial statements of Reed Elsevier NV. respectively for the fiscal year ended December 31, 2011 and they have audited the effectiveness of internal control over financial reporting, their reports in respect of Reed Elsevier PLC and Reed Elsevier NV respectively are included herein.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and members of Reed Elsevier PLC and to the members of the Supervisory and Executive Boards and the shareholders of Reed Elsevier NV:

We have audited the internal control over financial reporting of the combined businesses which comprise Reed Elsevier PLC, Reed Elsevier NV, Reed Elsevier Group plc and Elsevier Reed Finance BV and their respective subsidiaries, associates and joint ventures as of December 31, 2011, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The management of Reed Elsevier PLC and Reed Elsevier NV are responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the combined businesses internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the combined businesses maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the combined statement of financial position and the related combined income statement and the statement of cash flows, comprehensive income and changes in equity as of and for the year ended December 31, 2011 of the combined businesses and our report dated February 15, 2012 expressed an unqualified opinion on those financial statements.

/s/ DELOITTE LLP London, United Kingdom February 15, 2012	/s/ DELOITTE ACCOUNTANTS B.V. Amsterdam, The Netherlands February 15, 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and members of Reed Elsevier PLC:

We have audited the internal control over financial reporting of Reed Elsevier PLC and its subsidiaries (“the Company”) as of December 31, 2011, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The management of the Company are responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated businesses maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statement of financial position and the related consolidated income statement, and the statement of cash flows, comprehensive income and changes in equity as of and for the year ended December 31, 2011 of the Company and our report dated February 15, 2012 expressed an unqualified opinion on those financial statements.

/s/ DELOITTE LLP
London, United Kingdom
February 15, 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the members of the Supervisory and Executive Boards and the shareholders of Reed Elsevier NV:

We have audited the internal control over financial reporting of Reed Elsevier NV (“the Company”) as of December 31, 2011, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The management of the Company are responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated businesses maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statement of financial position and the related consolidated income statement and the statement of cash flows, comprehensive income, and changes in equity as of and for the year ended December 31, 2011 of the Company and our report dated February 15, 2012 expressed an unqualified opinion on those financial statements.

/s/ DELOITTE ACCOUNTANTS B.V.
Amsterdam, The Netherlands
February 15, 2012

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

Operating companies

The Board of Reed Elsevier Group plc is responsible for the system of internal control of the Reed Elsevier publishing and information businesses, while the Boards of Elsevier Reed Finance BV are responsible for the system of internal control in respect of the finance activities. The Boards of Reed Elsevier Group plc and Elsevier Reed Finance BV are also responsible for reviewing the effectiveness of their system of internal control.

The Boards of Reed Elsevier Group plc and Elsevier Reed Finance BV have each implemented an ongoing process for identifying, evaluating, monitoring and managing the more significant risks faced by their respective businesses. This process has been in place throughout the year ended December 31, 2011 and up to the date of the approvals of this annual report.

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

Elsevier Reed Finance BV

Elsevier Reed Finance BV has established policy guidelines, which are applied for all Elsevier Reed Finance BV companies. The Boards of Elsevier Reed Finance BV have adopted schedules of matters that are required to be brought to them for decision. Procedures are in place for monitoring the activities of the finance group, including a comprehensive treasury reporting system. The major risks affecting the finance group have been identified and evaluated and are subject to regular review. The controls in place to manage these risks and the level of residual risk accepted are monitored by the Boards of Elsevier Reed Finance BV.

Audit Committees

Reed Elsevier Group plc, Reed Elsevier PLC and Reed Elsevier NV have established Audit Committees which comprise only non-executive directors, all of whom are independent. The Audit Committees, which meet regularly, are chaired by Ben van der Veer, the other members being Sir David Reid, Lisa Hook and Adrian Hennah.

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

Compliance with New York Stock Exchange Corporate Governance Rules

Reed Elsevier PLC and Reed Elsevier NV, as companies listed on the New York Stock Exchange (the “NYSE”), are subject to the listing requirements of the NYSE and the rules of the U.S. Securities and Exchange Commission (the “SEC”). We also continually monitor our compliance with the provisions of the Sarbanes-Oxley Act of 2002 that are applicable to foreign private issuers.

In November 2003, the SEC approved new corporate governance standards for companies that are listed on the NYSE. As a foreign private issuer, Reed Elsevier is only required to comply with certain of the NYSE corporate governance rules and is in compliance with all applicable rules. The NYSE’s rules also require disclosure of any significant ways in which our corporate governance practices differ from those required of US companies under the NYSE listing standards.

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

Reed Elsevier PLC and Reed Elsevier NV have a joint Nominations Committee and a joint Corporate Governance Committee. The written terms of reference adopted by the Reed Elsevier PLC and the Reed Elsevier NV Boards for these committees specify purposes and responsibilities that correspond to those of a US company’s nominating/corporate governance committee under the NYSE’s listing standards. The Nominations Committee and the Corporate Governance Committee is composed entirely of non executive directors.

ITEM 16A: AUDIT COMMITTEE FINANCIAL EXPERT

Each of Reed Elsevier PLC and Reed Elsevier NV has an Audit Committee, the members of which are identified in “Item 15: Controls and Procedures”. The members of the Board of Directors of Reed Elsevier PLC and members of the Supervisory Board of Reed Elsevier NV, respectively, have determined that each of their respective Audit Committees contains at least one Audit Committee financial expert within the meaning of the applicable rules and regulations of the US Securities and Exchange Commission (“SEC”). The Audit Committee financial experts serving on the Reed Elsevier PLC and the Reed Elsevier NV Audit Committees are Adrian Hennah, Sir David Reid and Ben van der Veer.

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

ITEM 16C: PRINCIPAL ACCOUNTANT FEES AND SERVICES

The aggregate fees billed by our principal accountants, Deloitte LLP, Deloitte Accountants BV, the member firms of Deloitte Touche Tohmatsu and their respective affiliates, were as follows:

	Year Ended December 31, 2011	Year Ended December 31, 2010
	(in millions)
Audit fees	£4.7	£4.5
Audit related fees	0.2	0.3
Tax fees	0.7	0.9
All other fees	0.2	—

Total	£5.8	£5.7

Auditors’ related fees includes £0.2 million (2010: £0.3 million) for audit related services such as royalty audits. Tax fees of £0.7 million (2010: £0.9 million) relate to tax compliance and advisory work. Other fees relate to due diligence and other transaction related services.

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

All of the audit and non audit services carried out in the year ended December 31, 2011 were pre-approved under the policies and procedures summarised above.

ITEM 16D: EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E: PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Reed Elsevier PLC, Reed Elsevier NV and the Reed Elsevier Group plc Employee Benefit Trust (“EBT”) have not made any share purchases during the year.

ITEM 16F: CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G: CORPORATE GOVERNANCE

Details of Reed Elsevier’s corporate governance practices are set out on pages 90 and 91 of Item 15: Controls and Procedures.

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

COMBINED FINANCIAL STATEMENTS

THIS PAGE INTENTIONALLY BLANK

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and members of Reed Elsevier PLC and to the members of the Supervisory and Executive Boards and the shareholders of Reed Elsevier NV:

We have audited the accompanying combined statements of financial position which comprise Reed Elsevier PLC, Reed Elsevier NV, Reed Elsevier Group plc and Elsevier Reed Finance BV and their respective subsidiaries, associates and joint ventures (together “the combined businesses”) as of December 31, 2011, 2010 and 2009, and the related combined income statements and statements of comprehensive income, cash flows and changes in equity for each of the years then ended. These combined financial statements are the responsibility of the management of Reed Elsevier PLC and Reed Elsevier NV. Our responsibility is to express an opinion on the combined financial statements based on our audits.

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

In our opinion, such combined financial statements present fairly, in all material respects, the combined financial position of Reed Elsevier PLC, Reed Elsevier NV, Reed Elsevier Group plc and Elsevier Reed Finance BV and their respective subsidiaries, associates and joint ventures as of December 31, 2011, 2010 and 2009, and the combined results of their operations and their cash flows for each of the years then ended, in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the combined businesses internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 15, 2012 expressed an unqualified opinion on the combined businesses internal control over financial reporting.

/s/ DELOITTE LLP London, United Kingdom February 15, 2012	/s/ DELOITTE ACCOUNTANTS B.V. Amsterdam, The Netherlands February 15, 2012

REED ELSEVIER

COMBINED INCOME STATEMENT

FOR THE YEAR ENDED DECEMBER 31, 2011

	Note	2011 £m	2010 £m	2009 £m
Revenue	3	6,002	6,055	6,071
Cost of sales		(2,126)	(2,209)	(2,252)

Gross profit		3,876	3,846	3,819
Selling and distribution costs		(1,075)	(1,091)	(1,112)
Administration and other expenses		(1,626)	(1,687)	(1,935)
Share of results of joint ventures		30	22	15

Operating profit	4	1,205	1,090	787

Finance income	9	17	8	7
Finance costs	9	(252)	(284)	(298)

Net finance costs		(235)	(276)	(291)

Disposals and other non operating items	10	(22)	(46)	(61)

Profit before tax		948	768	435
Taxation	11	(181)	(120)	(40)

Net profit for the year		767	648	395

Attributable to:
Parent companies’ shareholders		760	642	391
Non-controlling interests		7	6	4

Net profit for the year		767	648	395

REED ELSEVIER

COMBINED STATEMENT OF COMPREHENSIVE INCOME

FOR THE YEAR ENDED DECEMBER 31, 2011

	Note	2011 £m	2010 £m	2009 £m
Net profit for the year		767	648	395
Exchange differences on translation of foreign operations		32	94	(122)
Actuarial (losses)/gains on defined benefit pension schemes	7	(113)	(63)	6
Fair value movements on available for sale investments		(1)	—	—
Fair value movements on disposal of available for sale investments		—	—	1
Fair value movements on cash flow hedges		(24)	(58)	53
Transfer to net profit from hedge reserve (net of tax)	19	37	46	84
Tax recognised directly in equity	11	42	29	(25)

Other comprehensive (expense)/income for the year		(27)	48	(3)

Total comprehensive income for the year		740	696	392

Attributable to:
Parent companies’ shareholders		733	690	388
Non-controlling interests		7	6	4

Total comprehensive income for the year		740	696	392

REED ELSEVIER

COMBINED STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2011

	Note	2011 £m	2010 £m	2009 £m
Cash flows from operating activities
Cash generated from operations	12	1,735	1,649	1,604
Interest paid		(247)	(295)	(302)
Interest received		12	8	9
Tax paid (net)		(218)	(9)	(120)

Net cash from operating activities		1,282	1,353	1,191

Cash flows from investing activities
Acquisitions	12	(481)	(50)	(94)
Purchases of property, plant and equipment		(85)	(83)	(78)
Expenditure on internally developed intangible assets		(265)	(228)	(164)
Purchase of investments		(10)	(5)	(3)
Proceeds from disposals of property, plant and equipment		7	7	4
Net proceeds/(costs) from other disposals		80	6	(2)
Dividends received from joint ventures		33	24	23

Net cash used in investing activities		(721)	(329)	(314)

Cash flows from financing activities
Dividends paid to shareholders of the parent companies		(497)	(483)	(457)
Distributions to non-controlling interests		(9)	(8)	(3)
Increase/(decrease) in short term bank loans, overdrafts and commercial paper		210	(143)	107
Issuance of other loans		—	—	1,807
Repayment of other loans		(248)	(394)	(2,862)
Repayment of finance leases		(22)	(7)	(2)
Acquisition of non-controlling interests		(48)	—	—
Proceeds on issue of ordinary shares		9	11	834

Net cash used in financing activities		(605)	(1,024)	(576)

(Decrease)/increase in cash and cash equivalents		(44)	—	301

Movement in cash and cash equivalents
At start of year		742	734	375
(Decrease)/increase in cash and cash equivalents		(44)	—	301
Exchange translation differences		28	8	58

At end of year		726	742	734

REED ELSEVIER

COMBINED STATEMENT OF FINANCIAL POSITION

AS AT DECEMBER 31, 2011

	Note	2011 £m	2010 £m	2009 £m
Non-current assets
Goodwill	15	4,729	4,441	4,339
Intangible assets	16	3,494	3,457	3,632
Investments in joint ventures	17	124	136	135
Other investments	17	64	48	41
Property, plant and equipment	18	288	291	292
Net pension assets	7	—	55	110
Deferred tax assets	20	212	151	208

		8,911	8,579	8,757

Current assets
Inventories and pre-publication costs	21	190	228	275
Trade and other receivables	22	1,483	1,475	1,492
Derivative financial instruments	19	149	134	71
Cash and cash equivalents		726	742	734

		2,548	2,579	2,572

Assets held for sale	23	44	—	5

Total assets		11,503	11,158	11,334

Current liabilities
Trade and other payables	24	2,657	2,584	2,471
Derivative financial instruments	19	69	80	102
Borrowings	25	982	516	678
Taxation		677	646	479
Provisions	27	39	71	134

		4,424	3,897	3,864

Non-current liabilities
Borrowings	25	3,300	3,786	4,028
Deferred tax liabilities	20	1,236	1,192	1,272
Net pension obligations	7	242	225	345
Provisions	27	87	88	61

		4,865	5,291	5,706

Liabilities associated with assets held for sale	23	17	—	5

Total liabilities		9,306	9,188	9,575

Net assets		2,197	1,970	1,759

Capital and reserves
Combined share capitals	29	223	224	225
Combined share premiums	30	2,723	2,754	2,807
Combined shares held in treasury	31	(663)	(677)	(698)
Translation reserve	32	88	29	(100)
Other combined reserves	33	(199)	(387)	(502)

Combined shareholders’ equity		2,172	1,943	1,732
Non-controlling interests		25	27	27

Total equity		2,197	1,970	1,759

COMBINED STATEMENT OF CHANGES IN EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2011

	Note	Combined share capitals £m	Combined share premiums £m	Combined shares held in treasury £m	Translation reserve £m	Other combined reserves £m	Combined shareholders’ equity £m	Non- controlling interests £m	Total equity £m
Balance at January 1, 2011		224	2,754	(677)	29	(387)	1,943	27	1,970
Total comprehensive income for the year		—	—	—	32	701	733	7	740
Dividends paid	14	—	—	—	—	(497)	(497)	(9)	(506)
Issue of ordinary shares, net of expenses		—	9	—	—	—	9	—	9
Increase in share based remuneration reserve		—	—	—	—	27	27	—	27
Non-controlling interest in acquisition		—	—	—	—	—	—	5	5
Acquisition of non-controlling interest		—	—	—	—	(43)	(43)	(5)	(48)
Settlement of share awards		—	—	7	—	(7)	—	—	—
Exchange differences on translation of capital and reserves		(1)	(40)	7	27	7	—	—	—

Balance at December 31, 2011		223	2,723	(663)	88	(199)	2,172	25	2,197

Balance at January 1, 2010		225	2,807	(698)	(100)	(502)	1,732	27	1,759
Total comprehensive income for the year		—	—	—	94	596	690	6	696
Dividends paid	14	—	—	—	—	(483)	(483)	(8)	(491)
Issue of ordinary shares, net of expenses		—	11	—	—	—	11	—	11
Decrease in share based remuneration reserve		—	—	—	—	(7)	(7)	—	(7)
Settlement of share awards		—	—	9	—	(9)	—	—	—
Exchange differences on translation of capital and reserves		(1)	(64)	12	35	18	—	2	2

Balance at December 31, 2010		224	2,754	(677)	29	(387)	1,943	27	1,970

Balance at January 1, 2009		209	2,529	(783)	(14)	(988)	953	28	981
Total comprehensive income for the year		—	—	—	(122)	510	388	4	392
Dividends paid	14	—	—	—	—	(457)	(457)	(3)	(460)
Issue of ordinary shares, net of expenses		20	395	—	—	419	834	—	834
Increase in share based remuneration reserve		—	—	—	—	17	17	—	17
Settlement of share awards		—	—	57	—	(60)	(3)	—	(3)
Exchange differences on translation of capital and reserves		(4)	(117)	28	36	57	—	(2)	(2)

Balance at December 31, 2009		225	2,807	(698)	(100)	(502)	1,732	27	1,759

REED ELSEVIER

NOTES TO THE COMBINED FINANCIAL STATEMENTS

1.	Basis of preparation

The Reed Elsevier combined financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and IFRS as adopted by the European Union.

On January 1, 1993 Reed Elsevier PLC and Reed Elsevier NV contributed their businesses to two jointly owned companies, Reed Elsevier Group plc and Elsevier Reed Finance BV. Reed Elsevier Group plc, which owns the publishing and information businesses, is incorporated in England and Elsevier Reed Finance BV, which owns the financing companies, is incorporated in the Netherlands. Reed Elsevier PLC and Reed Elsevier NV each hold a 50% interest in Reed Elsevier Group plc. Reed Elsevier PLC holds a 39% interest in Elsevier Reed Finance BV, with Reed Elsevier NV holding a 61% interest. Reed Elsevier PLC additionally holds an indirect equity interest in Reed Elsevier NV, reflecting the arrangements entered into between Reed Elsevier PLC and Reed Elsevier NV at the time of the merger, which determined the equalisation ratio whereby one Reed Elsevier NV ordinary share is, in broad terms, intended to confer equivalent economic interests to 1.538 Reed Elsevier PLC ordinary shares.

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

On acquisition of a subsidiary, or interest in an associate or joint venture, fair values, reflecting conditions at the date of acquisition, are attributed to the net assets, including identifiable intangible assets acquired. This includes those adjustments made to bring accounting policies into line with those of the combined businesses. The results of subsidiaries sold or acquired are included in the combined financial statements up to or from the date that control passes from or to the combined businesses.

Non-controlling interests in the net assets of the combined businesses are identified separately from combined shareholders’ equity. Non-controlling interests consist of the amount of those interests at the date of the original acquisition and the non-controlling share of changes in equity since the date of acquisition.

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

2.	Accounting policies – (continued)

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

Borrowing costs

Borrowing costs that are directly attributable to the acquisition, construction or production of an asset that takes a substantial period of time to bring to use are capitalised. All other interest on borrowings is expensed as incurred. The cost of issuing borrowings is generally expensed over the period of borrowing so as to produce a constant periodic rate of charge.

Taxation

The tax expense represents the sum of the tax payable on the current year taxable profits, adjustments in respect of prior year taxable profits, and the movements on deferred tax that are recognised in the income statement.

The tax payable on current year taxable profits is calculated using the applicable tax rates that have been enacted, or substantively enacted, by the date of the statement of financial position.

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

2.	Accounting policies – (continued)

Deferred tax is calculated using tax rates that have been substantively enacted at the date of the statement of financial position. Full provision is made for deferred tax which would become payable on the distribution of retained profits from foreign subsidiaries, associates or joint ventures.

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

Investments

Investments, other than investments in joint ventures and associates, are stated in the statement of financial position at fair value. Investments held as part of the venture capital portfolio are classified as held for trading, with changes in fair value reported through the income statement. All other investments are classified as available for sale with changes in fair value recognised directly in equity until the investment is disposed of or is determined to be impaired, at which time the cumulative gain or loss previously recognised in equity is brought into the net profit or loss for the period. All items recognised in the income statement relating to investments, other than investments in joint ventures and associates, are reported as disposals and other non operating items.

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

2.	Accounting policies – (continued)

Investments in joint ventures and associates are accounted for under the equity method and stated in the statement of financial position at cost as adjusted for post-acquisition changes in Reed Elsevier’s share of net assets, less any impairment in value.

Impairment

At each statement of financial position date, the carrying amounts of tangible and intangible assets and goodwill are reviewed to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount, which is the higher of value in use and fair value less costs to sell, of the asset is estimated in order to determine the extent, if any, of the impairment loss. Where the asset does not generate cash flows that are independent from other assets, value in use estimates are made based on the cash flows of the cash generating unit to which the asset belongs. Intangible assets with an indefinite useful life are tested for impairment at least annually and whenever there is any indication that the asset may be impaired.

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

2.	Accounting policies – (continued)

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

Provisions

Provisions are recognised when a present obligation exists as a result of a past event, the obligation is reasonably estimable, and it is probable that settlement of the obligation will be required. Provisions are measured at the best estimate of the expenditure required to settle the obligation at the statement of financial position date.

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

2.	Accounting policies – (continued)

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

The discount rates used are based on the Reed Elsevier weighted average cost of capital, adjusted to reflect a risk premium specific to each business. The pre-tax discount rates applied are 11.5% for Elsevier, 12.0% for LexisNexis Risk Solutions, 12.0% for LexisNexis Legal & Professional, 12.0-12.5% for Reed Exhibitions and 11.5-13.0% for Reed Business Information. The nominal long term growth rates, which are based on historical growth rates and the growth prospects for businesses, do not exceed 3%. There were no charges for impairment of acquired intangible assets and goodwill in 2011 (2010: nil; 2009: £177 million principally relating to the RBI controlled circulation titles).

A sensitivity analysis has been performed based on changes in key assumptions considered to be reasonably possible by management: an increase in the discount rate of 0.5%; a decrease in the compound annual growth rate for adjusted operating cash flow in the five year forecast period of 2.0%; and a decrease in perpetuity growth rates of 0.5%. The sensitivity analysis shows that no impairment charges would result under any of the sensitivity scenarios. Further information is provided in note 15 to the combined financial statements.

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

The assumptions of share price volatility of 29%, of expected share option life of 4 years, and of expected lapse rate of 2-5% are based on relevant historical data. Other judgements made on grant are based on market data. Assumptions as to future performance against non market related vesting conditions are based on management estimates. The charge for share based and related remuneration was £27 million in 2011 (2010: £11 million; 2009: £17 million). Further information is provided in note 8 to the combined financial statements.

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

The principal assumptions as at December 31, 2011, expressed as a weighted average of the various defined benefit pension schemes, were a discount rate of 5.2% (2010: 5.6%; 2009: 5.8%), an expected return on scheme assets of 6.2% (2010: 6.8%; 2009: 7.0%) an expected rate of salary increases of 3.5% (2010: 4.1%; 2009: 4.0%) and inflation of 2.9% (2010: 3.2%; 2009: 3.1%). Future pension increases are assumed at 2.9% (2010: 3.2%; 2009: 3.1%) and average life expectancy of 87-90 years (2010: 87-89 years, 2009: 87-88 years) for scheme members currently aged 45 and 60 years. The net defined benefit pension expense was £23 million (2010: £22 million; 2009: £18 million). Excluding the net pension financing credit, the service cost was £57 million (2010: £48 million; 2009: £24 million) after pension curtailment credits of £9 million (2010: £17 million; 2009: £43 million) from changes to pension plan design and staff reductions. The net pension financing credit is based on market data at the beginning of the year and was £34 million (2010: £26 million; 2009: £6 million) reflecting the higher market value of scheme assets. Further information and sensitivity analysis is provided in note 7 to the combined financial statements.

2.	Accounting policies – (continued)

Litigation

Reed Elsevier is involved in various legal proceedings, which arise in the normal course of its business, relating to commercial disputes, employment, data security and product liability. Provisions for liabilities are recognised when it is probable that a settlement is required. Although the outcome of legal proceedings is uncertain, the ultimate resolution of such matters is not expected to have a material impact on results.

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

Property provisions

Reed Elsevier has exposures to sub-lease shortfalls in respect of certain property leases for periods up to 2024. Provisions are recognised for net liabilities expected to arise on these exposures. Estimation of the provisions requires judgement in respect of future head lease costs, sub-lease income and the length of vacancy periods. The charge for property provisions was £16 million (2010: £36 million; 2009: £70 million) relating to surplus property arising on the restructuring, sale and closure of RBI businesses and includes expected losses on sub-leases entered into during 2011 and an estimate of vacancy periods and future market conditions. Further information is provided in note 27 to the combined financial statements.

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

Standards and amendments effective for the year

The interpretations and amendments to IFRS effective for 2011 have not had a significant impact on Reed Elsevier’s accounting policies or reporting.

2.	Accounting policies – (continued)

Standards, amendments and interpretations not yet effective

New accounting standards and amendments and their expected impact on the future accounting policies and reporting of Reed Elsevier are set out below.

IAS19 — Employee Benefits (Revised) (effective for the 2013 financial year). The revised standard inter alia changes the methodology to be used in the calculation of the net pension financing credit or charge in relation to defined benefit pension schemes. Under the revised standard, pension asset returns included within the net pension financing credit or charge are to be calculated by reference to the discount rate of a high quality corporate bond (being also the discount rate applied in the calculation of pension obligations) and no longer based on the expected returns on scheme assets. Typically the effect will be to reduce the asset returns recognised in the income statement. Comparative figures will be restated. The revised standard also prohibits the use of certain accounting alternatives, previously permitted, that enabled the smoothing of volatility in the income statement and balance sheet in relation to pensions. This will not affect Reed Elsevier’s pension accounting as such alternatives were not applied. There is no change to the measurement of pension scheme assets and obligations under the revised standard for Reed Elsevier.

IFRS9 — Financial Instruments (effective for the 2015 financial year). The standard replaces the existing classification and measurement requirements in IAS39 for financial assets by requiring entities to classify them as being measured either at amortised cost or fair value depending on the business model and contractual cash flow characteristics of the asset. For financial liabilities, IFRS9 requires an entity choosing to measure a liability at fair value to present the portion of the change in its fair value due to changes in the entity’s own credit risk in the other comprehensive income rather than the income statement. Adoption of the standard is not expected to have a significant impact on the measurement, presentation or disclosure of financial assets and liabilities in the combined financial statements.

IFRS10 — Consolidated Financial Statements (effective for the 2013 financial year). The standard introduces a single consolidation model for all entities based on control, irrespective of the nature of the investee. IFRS10 replaces IAS27 — Separate Financial Statements. Adoption of the standard is not expected to significantly impact the measurement, presentation or disclosure of the consolidation of entities in the combined financial statements.

IFRS11 — Joint Arrangements (effective for the 2013 financial year). This standard classifies joint arrangements as either joint ventures or a joint operation and removes the option to proportionately consolidate joint ventures. IFRS11 replaces IAS28 — Investments in Associates and Joint Ventures. Adoption of the standard is not expected to significantly impact the measurement, presentation or disclosure of the joint ventures in the combined financial statements.

IFRS12 — Disclosure of Interests in Other Entities (effective for the 2013 financial year). This standard combines the disclosure requirements for subsidiaries, joint arrangements, associates and unconsolidated structured entities into one standard. Adoption of the standard may result in additional disclosures in the combined financial statements but is not expected to have a significant impact on Reed Elsevier’s reporting.

IFRS13 — Fair Value Measurement (effective for the 2013 financial year). The standard consolidates the guidance and disclosure requirements of fair value measurement contained throughout IFRS and also requires new disclosures related to valuation techniques and inputs into fair value measurements. Adoption of the standard is not expected to significantly impact the measurement, presentation or disclosure of financial assets and liabilities in the combined financial statements.

IAS1 — Presentation of Items of Other Comprehensive Income — Amendments to IAS1 (effective for the 2012 financial year). The standard amends the grouping of items presented in the statement of comprehensive income into items that may be reclassified (or recycled) to the profit or loss in a future period and items that will never be reclassified. Adoption of the standard will lead to some re-presentation of the items in the statement of comprehensive income in the combined financial statements.

Additionally, a number of interpretations have been issued which are not expected to have any significant impact on Reed Elsevier’s accounting policies and reporting.

3.	Segment analysis

Reed Elsevier’s reported segments are based on the internal reporting structure and financial information provided to the Chief Executive Officer and Boards.

Reed Elsevier is a world leading provider of professional information solutions organised in 2011 as five business segments: Elsevier, providing scientific, technical and medical information solutions; LexisNexis Risk Solutions, providing risk information and analytics to business and government customers; LexisNexis Legal & Professional, providing legal, tax, regulatory and business information solutions to professionals, business and government customers; Reed Exhibitions, organising trade exhibitions and conferences; and Reed Business Information, providing information and marketing solutions to business professionals.

With effect from January 1, 2011 LexisNexis was reorganised as two separate businesses, LexisNexis Risk Solutions and LexisNexis Legal & Professional, which are accordingly now presented separately. Comparative profit figures for 2010 have been restated on a proforma basis as if the businesses had operated separately in that year. Proforma profit information for 2009 is not available and the cost to develop it would be excessive.

Adjusted operating profit is one of the key financial measures used by management to evaluate performance and allocate resources. It is stated before amortisation and impairment of acquired intangible assets and goodwill, exceptional restructuring (none in 2011), the share of profit on disposals in joint ventures, acquisition related costs, and is grossed up to exclude the equity share of taxes in joint ventures.

Operating profit by segment is included as supplementary information.

Analysis by business segment

	2011 £m	2010 £m	2009 £m
Revenue
Elsevier	2,058	2,026	1,985
LexisNexis Risk Solutions	908	927	865
LexisNexis Legal & Professional	1,634	1,691	1,692
Reed Exhibitions	707	693	638
Reed Business Information	695	718	891

Total	6,002	6,055	6,071

Operating profit
Elsevier	695	647	563
LexisNexis			337
LexisNexis Risk Solutions	181	165
LexisNexis Legal & Professional	144	159
Reed Exhibitions	132	127	79
Reed Business Information	68	—	(163)

Sub-total	1,220	1,098	816
Corporate costs	(49)	(34)	(35)
Unallocated net pension financing credit	34	26	6

Total	1,205	1,090	787

Adjusted operating profit
Elsevier	768	724	693
LexisNexis			665
LexisNexis Risk Solutions	362	354
LexisNexis Legal & Professional	229	238
Reed Exhibitions	167	158	152
Reed Business Information	110	89	89

Sub-total	1,636	1,563	1,599
Corporate costs	(44)	(34)	(35)
Unallocated net pension financing credit	34	26	6

Total	1,626	1,555	1,570

3.	Segment analysis – (continued)

Analysis by geographical origin

	2011 £m	2010 £m	2009 £m
Revenue
North America	3,103	3,213	3,228
United Kingdom	947	907	897
The Netherlands	616	620	662
Rest of Europe	783	825	851
Rest of world	553	490	433

Total	6,002	6,055	6,071

Analysis by geographical market

	2011 £m	2010 £m	2009 £m
Revenue
North America	3,219	3,303	3,310
United Kingdom	485	490	513
The Netherlands	189	204	243
Rest of Europe	1,095	1,131	1,132
Rest of world	1,014	927	873

Total	6,002	6,055	6,071

Analysis by type

	2011 £m	2010 £m	2009 £m
Revenue
Subscriptions	2,819	2,709	2,711
Circulation/transactions	1,649	1,760	1,708
Advertising	437	491	585
Exhibitions	700	675	626
Other	397	420	441

Total	6,002	6,055	6,071

Revenue is analysed before the £128 million (2010: £116 million; 2009: £118 million) share of joint ventures’ revenue, of which £23 million (2010: £24 million; 2009: £25 million) relates to LexisNexis Legal & Professional, principally to Giuffrè, £103 million (2010: £89 million; 2009: £90 million) relates to Reed Exhibitions and £2 million (2010: £3 million; 2009: £3 million) relates to Reed Business Information.

Share of post-tax results of joint ventures of £30 million (2010: £22 million; 2009: £15 million) included in operating profit comprises £4 million (2010: £4 million; 2009: £4 million) relating to LexisNexis Legal & Professional, £25 million (2010: £17 million; 2009: £10 million) relating to Reed Exhibitions and £1 million (2010: £1 million; 2009: £1 million) relating to Reed Business Information. The unallocated net pension financing credit of £34 million (2010: £26 million; 2009: £6 million) comprises the expected return on pension scheme assets of £235 million (2010: £217 million; 2009: £189 million) less interest on pension scheme liabilities of £201 million (2010: £191 million; 2009: £183 million).

3.	Segment analysis – (continued)

A reconciliation of operating profit to adjusted operating profit is provided below:

	2011 £m	2010 £m	2009 £m
Operating profit	1,205	1,090	787
Adjustments:
Amortisation of acquired intangible assets	359	349	368
Impairment of acquired intangible assets and goodwill	—	—	177
Exceptional restructuring costs	—	57	182
Acquisition related costs	52	50	48
Share of profit on disposals in joint ventures	(1)	—	—
Reclassification of tax in joint ventures	11	9	8

Adjusted operating profit	1,626	1,555	1,570

Analysis by business segment

	2011 £m	2010 £m	2009 £m
Expenditure on acquired goodwill and intangible assets
Elsevier	43	13	4
LexisNexis			7
LexisNexis Risk Solutions	—	—
LexisNexis Legal & Professional	—	34
Reed Exhibitions	36	6	12
Reed Business Information	532	1	—

Total	611	54	23

Capital expenditure additions
Elsevier	94	81	77
LexisNexis			150
LexisNexis Risk Solutions	23	31
LexisNexis Legal & Professional	203	179
Reed Exhibitions	22	12	11
Reed Business Information	18	12	19

Total	360	315	257

Amortisation and impairment of acquired intangible assets and goodwill
Elsevier	72	75	79
LexisNexis			230
LexisNexis Risk Solutions	156	149
LexisNexis Legal & Professional	78	72
Reed Exhibitions	24	23	63
Reed Business Information	29	30	173

Total	359	349	545

Depreciation and other amortisation
Elsevier	69	74	80
LexisNexis			107
LexisNexis Risk Solutions	26	29
LexisNexis Legal & Professional	87	94
Reed Exhibitions	10	14	7
Reed Business Information	15	26	29

Total	207	237	223

3.	Segment analysis – (continued)

Capital expenditure comprises additions to property, plant and equipment and internally developed intangible assets. Amortisation and impairment of acquired intangible assets and goodwill includes amounts in respect of joint ventures of £4 million (2010: £4 million; 2009: £12 million) in Reed Exhibitions. Other than the depreciation and amortisation above, non cash items includes a £27 million charge (2010: £7 million credit; 2009: £17 million charge) relating to the recognition of share based remuneration, comprising £5 million (2010: £2 million credit; 2009: £4 million charge) in Elsevier, £3 million (2010: £2 million; 2009: £2 million) in LexisNexis Risk Solutions, £6 million (2010: £1 million credit; 2009: £5 million charge) in LexisNexis Legal & Professional, £3 million (2010: £1 million credit; 2009: £2 million charge) in Reed Exhibitions, £2 million (2010: £3 million credit; 2009: £2 million charge) in Reed Business Information and £8 million (2010: £2 million credit; 2009: £2 million charge) in Corporate.

Analysis by geographical location

	2011 £m	2010 £m	2009 £m
Non-current assets
North America	6,984	6,716	6,635
United Kingdom	517	456	495
The Netherlands	123	140	156
Rest of Europe	783	851	950
Rest of world	292	210	203

Total	8,699	8,373	8,439

Non-current assets by geographical location exclude amounts relating to deferred tax and net pension assets.

4.	Operating profit

Operating profit is stated after charging/(crediting) the following:

	Note	2011 £m	2010 £m	2009 £m
Staff costs
Wages and salaries		1,535	1,594	1,610
Social security costs		173	179	183
Pensions	7	62	54	42
Share based and related remuneration		27	11	17

Total staff costs		1,797	1,838	1,852

Depreciation, amortisation and impairment
Amortisation of acquired intangible assets	16	355	345	364
Share of joint ventures’ amortisation of acquired intangible assets		4	4	4
Impairment of acquired intangible assets and goodwill	15, 16	—	—	169
Impairment of goodwill in joint ventures		—	—	8
Amortisation of internally developed intangible assets	16	132	158	139
Depreciation of property, plant and equipment	18	75	79	84

Total depreciation, amortisation and impairment		566	586	768

Other expenses and income
Pre-publication costs, inventory expenses and other cost of sales		2,126	2,209	2,252
Operating lease rentals expense		116	123	132
Operating lease rentals income		(11)	(11)	(12)

Depreciation, amortisation and impairment charges are included within administration and other expenses.

5.	Auditors’ remuneration

	2011 £m	2010 £m	2009 £m
For audit services	4.7	4.5	4.5
For non audit services	1.1	1.2	1.2

Total auditors’ remuneration	5.8	5.7	5.7

Auditors’ remuneration for audit services comprises £0.5 million (2010: £0.4 million; 2009: £0.4 million) payable to the auditors of the parent companies and £4.2 million (2010: £4.1 million; 2009: £4.1 million) payable to the auditors of the parent companies and their associates for the audit of the financial statements of the operating and financing businesses, including the review and testing of internal control over financial reporting in accordance with the US Sarbanes-Oxley Act. Auditors’ remuneration for non audit services comprises: £0.7 million (2010: £0.9 million; 2009: £0.7 million) for taxation services, £0.2 million (2010: nil; 2009: £0.1 million) for due diligence and other transaction related services and £0.2 million (2010: £0.3 million; 2009: £0.4 million) for other audit related services.

6.	Personnel

Number of people employed

	At December 31,		Average during the year
	2011	2010	2011	2010	2009
Business segment
Elsevier	6,900	6,700	6,900	6,800	6,900
LexisNexis Risk Solutions	4,000	4,400	4,300	4,500	4,700
LexisNexis Legal & Professional	10,300	10,300	10,400	10,400	10,700
Reed Exhibitions	2,800	2,600	2,700	2,600	2,600
Reed Business Information	5,600	5,300	5,400	5,800	7,500
Sub-total	29,600	29,300	29,700	30,100	32,400
Corporate/shared functions	900	900	900	900	900

Total	30,500	30,200	30,600	31,000	33,300

Geographical location
North America	16,000	16,500	16,300	16,900	18,000
United Kingdom	4,600	4,600	4,600	4,700	5,000
The Netherlands	1,600	1,700	1,600	1,800	2,100
Rest of Europe	3,700	3,800	3,800	4,000	4,500
Rest of world	4,600	3,600	4,300	3,600	3,700

Total	30,500	30,200	30,600	31,000	33,300

7.	Pension schemes

A number of pension schemes are operated around the world. The major schemes are of the defined benefit type with assets held in separate trustee administered funds. The largest schemes, which cover the majority of employees, are in the UK, the US and the Netherlands. Under these plans, employees are entitled to retirement benefits dependent on the number of years service provided.

7.	Pension schemes – (continued)

The principal assumptions for the purpose of valuation under IAS19 — Employee Benefits are presented below as the weighted average of the various defined benefit pension schemes. The defined benefit pension expense for each year is based on the assumptions and scheme valuations set at December 31 of the prior year.

	At December 31,
	2011	2010	2009
Discount rate	5.2%	5.6%	5.8%
Expected rate of return on scheme assets	6.2%	6.8%	7.0%
Expected rate of salary increases	3.5%	4.1%	4.0%
Inflation	2.9%	3.2%	3.1%
Future pension increases	2.9%	3.2%	3.1%

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

Mortality assumptions used in assessing defined benefit obligations make allowance for future improvements in longevity and have been determined by reference to applicable mortality statistics and expectations for each scheme. The average life expectancies assumed in the valuation of the defined benefit obligations are set out below:

	2011		2010		2009
Average life expectancy (at December 31)	Male (years)	Female (years)	Male (years)	Female (years)	Male (years)	Female (years)
Member currently aged 60	88	87	88	87	88	87
Member currently aged 45	89	88	89	88	88	87

The pension expense recognised within the income statement comprises:

	2011 £m	2010 £m	2009 £m
Service cost (including curtailment credits of £9 million (2010: £17 million; 2009: £43 million))	57	48	24
Interest on pension scheme liabilities	201	191	183
Expected return on scheme assets	(235)	(217)	(189)

Net defined benefit pension expense	23	22	18
Defined contribution pension expense	39	32	24

Total pension expense	62	54	42

7.	Pension schemes – (continued)

The amount recognised in the statement of financial position in respect of defined benefit pension schemes at the start and end of the year and the movements during the year were as follows:

	2011			2010			2009
	Defined benefit obligations £m	Fair value of scheme assets £m	Net pension obligations £m	Defined benefit obligations £m	Fair value of scheme assets £m	Net pension obligations £m	Defined benefit obligations £m	Fair value of scheme assets £m	Net pension obligations £m
At start of year	(3,677)	3,507	(170)	(3,302)	3,067	(235)	(3,051)	2,682	(369)
Service cost	(57)	—	(57)	(48)	—	(48)	(24)	—	(24)
Interest on pension scheme liabilities	(201)	—	(201)	(191)	—	(191)	(183)	—	(183)
Expected return on scheme assets	—	235	235	—	217	217	—	189	189
Actuarial (loss)/gain	(78)	(35)	(113)	(261)	198	(63)	(295)	301	6
Contributions by employer	—	66	66	—	154	154	—	101	101
Contributions by employees	(11)	11	—	(11)	11	—	(12)	12	—
Benefits paid	141	(141)	—	139	(139)	—	134	(134)	—
Exchange translation differences	7	(9)	(2)	(3)	(1)	(4)	129	(84)	45

At end of year	(3,876)	3,634	(242)	(3,677)	3,507	(170)	(3,302)	3,067	(235)

The net pension obligations of £242 million at December 31, 2011 (2010: £170 million; 2009: £235 million) comprise schemes in deficit with net pension obligations of £242 million (2010: £225 million; 2009: £345 million) and schemes in surplus with net pension assets of nil (2010: £55 million; 2009: £110 million).

As at December 31, 2011 the defined benefit obligations comprise £3,721 million (2010: £3,531 million; 2009: £3,172 million) in relation to funded schemes and £155 million (2010: £146 million; 2009: £130 million) in relation to unfunded schemes. The weighted average duration of defined benefit scheme liabilities is 19 years (2010: 19 years; 2009: 19 years).

Deferred tax liabilities of nil (2010: £15 million; 2009: £31 million) and deferred tax assets of £86 million (2010: £78 million; 2009: £122 million) are recognised in respect of the pension scheme surpluses and deficits respectively.

The fair value of scheme assets held as equities, bonds and other assets, and their expected rates of return as at December 31, are shown below:

	2011			2010			2009
	Expected rate of return on scheme assets %	Fair value of scheme assets £m	Proportion of total scheme assets %	Expected rate of return on scheme assets %	Fair value of scheme assets £m	Proportion of total scheme assets %	Expected rate of return on scheme assets %	Fair value of scheme assets £m	Proportion of total scheme assets %
Equities	8.7	1,699	47	8.7	1,963	56	8.6	1,827	60
Bonds	3.7	1,722	47	4.4	1,318	38	4.5	1,069	35
Other	4.3	213	6	5.1	226	6	5.3	171	5

Total	6.2	3,634	100	6.8	3,507	100	7.0	3,067	100

The actual return on scheme assets for the year ended December 31, 2011 was a £200 million gain (2010: £415 million gain; 2009: £490 million gain).

7.	Pension schemes – (continued)

A summary of pension balances in respect of funded and unfunded schemes for the five years ended December 31, 2011 is set out below:

	2011 £m	2010 £m	2009 £m	2008 £m	2007 £m
Fair value of scheme assets	3,634	3,507	3,067	2,682	3,018
Defined benefit obligations	(3,876)	(3,677)	(3,302)	(3,051)	(2,968)

Net pension (obligations)/surplus	(242)	(170)	(235)	(369)	50

Gains and losses arising on the revaluation of pension scheme assets and liabilities that have been recognised in the statement of comprehensive income are set out below:

	2011 £m	2010 £m	2009 £m	2008 £m	2007 £m
Gains and losses during the year:
Experience (losses)/gains on scheme liabilities	(27)	(43)	18	(9)	(28)
Experience (losses)/gains on scheme assets	(35)	198	301	(765)	34
Actuarial (losses)/gains arising on the present value of scheme liabilities due to changes in:
— discount rates	(238)	(162)	(249)	202	367
— inflation	182	(50)	(124)	198	(152)
— life expectancy and other actuarial assumptions	5	(6)	60	27	3

	(113)	(63)	6	(347)	224
Net cumulative (losses)/gains at start of year	(152)	(89)	(95)	252	28

Net cumulative (losses)/gains at end of year	(265)	(152)	(89)	(95)	252

Regular contributions to defined benefit pension schemes in respect of 2012 are expected to be approximately £60 million.

Sensitivity analysis

Valuation of Reed Elsevier’s pension scheme liabilities involves judgements about uncertain events, including the life expectancy of the members, salary and pension increases, inflation and the rate at which the future pension payments are discounted. Estimates are used for each of these factors. Differences arising from actual experience or future changes in assumptions may materially affect future pension charges. In particular, changes in assumptions for discount rates, inflation and life expectancies would have the following approximate effects on the annual net pension expense and the defined benefit pension obligations:

£m
Increase/decrease of 0.25% in discount rate:
Decrease/increase in annual net pension expense	3
Decrease/increase in defined benefit pension obligations	168
Increase/decrease of one year in assumed life expectancy:
Increase/decrease in annual net pension expense	5
Increase/decrease in defined benefit pension obligations	94
Increase/decrease of 0.25% in the expected inflation rate:
Increase/decrease in annual net pension expense	7
Increase/decrease in defined benefit pension obligations	144

Additionally, the annual net pension expense includes an expected return on scheme assets. A 5% increase/decrease in the market value of equity investments held by the defined benefit pension schemes would, absent any change in their expected long term rate of return, increase/decrease the amount of the expected return on scheme assets by £7 million and would decrease/increase the amount of the net pension obligations by £85 million.

8.	Share based remuneration

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

Share based remuneration awards are, other than upon retirement or in exceptional circumstances, subject to the condition that the employee remains in employment at the time of exercise. Share options and conditional shares granted under LTIP, RSP and BIP in 2009 and prior years are subject to the achievement of growth targets of Reed Elsevier PLC and Reed Elsevier NV adjusted earnings per share measured at constant exchange rates. LTIP grants made in 2006, 2007, 2008 and 2009 are also variable subject to the achievement of an additional total shareholder return performance target.

Conditional shares granted under LTIP, REGP, RSP and BIP in 2010 and 2011 are subject to the achievement of growth targets of Reed Elsevier PLC and Reed Elsevier NV adjusted earnings per share measured at constant exchange rates as well as the achievement of a targeted percentage return on invested capital of Reed Elsevier PLC and Reed Elsevier NV. LTIP grants in 2010 and 2011 and REGP grants in 2010 are also variable subject to the achievement of a total shareholder return performance target.

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

8.	Share based remuneration – (continued)

2011 grants

	In respect of Reed Elsevier PLC ordinary shares		In respect of Reed Elsevier NV ordinary shares
	Number of shares ’000	Weighted average fair value per award £	Number of shares ’000	Weighted average fair value per award £
Share options
ESOS	2,053	0.98	1,372	1.41
Other	633	1.03	381	0.97

Total share options	2,686	0.99	1,753	1.32

Conditional shares
ESOS	755	4.85	504	6.91
LTIP	1,822	4.56	1,217	6.65
RSP	322	4.73	5	7.15
BIP	1,339	5.43	607	8.00

Total conditional shares	4,238	4.90	2,333	7.06

2010 grants
	In respect of Reed Elsevier PLC ordinary shares		In respect of Reed Elsevier NV ordinary shares
	Number of shares ’000	Weighted average fair value per award £	Number of shares ’000	Weighted average fair value per award £
Share options
ESOS	2,204	0.77	1,448	1.08
Other	846	0.99	381	0.82

Total share options	3,050	0.83	1,829	1.02

Conditional shares
ESOS	751	4.23	493	6.37
LTIP	1,677	4.01	1,101	6.11
REGP	1,038	6.99	681	10.66
RSP	236	4.23	155	6.37
BIP	1,714	4.64	820	6.93

Total conditional shares	5,416	4.82	3,250	7.32

8.	Share based remuneration – (continued)

2009 grants

	In respect of Reed Elsevier PLC ordinary shares		In respect of Reed Elsevier NV ordinary shares
	Number of shares ’000	Weighted average fair value per award £	Number of shares ’000	Weighted average fair value per award £
Share options
ESOS	4,303	0.93	2,799	1.44
Other	1,284	1.25	588	0.87

Total share options	5,587	1.00	3,387	1.34

Conditional shares
ESOS	770	4.91	500	7.52
LTIP	1,845	6.26	1,198	9.73
RSP	204	4.95	133	7.58
BIP	661	4.48	352	6.48

Total conditional shares	3,480	5.55	2,183	8.57

The main assumptions used to determine the fair values are set out below.

Assumptions for grants made during the year

	In respect of Reed Elsevier PLC ordinary shares			In respect of Reed Elsevier NV ordinary shares
	2011	2010	2009	2011	2010	2009
Weighted average share price at date of grant
ESOS	£5.39	£4.69	£5.39	€8.97	€8.36	€9.35
LTIP	£5.31	£4.67	£5.44	€8.89	€8.31	€9.50
REGP		£4.67			€8.31
RSP	£5.26	£4.67	£5.42	€9.27	€8.33	€9.42
BIP	£5.43	£4.64	£4.91	€9.21	€8.11	€8.05
Other	£5.13	£5.22	£5.02	€9.03	€8.86	€8.31
Expected share price volatility	29%	26%	26%	29%	26%	26%
Expected option life	4 years	4 years	4 years	4 years	4 years	4 years
Expected dividend yield	3.6%	3.5%	3.1%	4.1%	3.9%	3.4%
Risk free interest rate	1.9%	1.8%	2.0%	2.5%	1.2%	2.4%
Expected lapse rate	2-5%	3-5%	3-5%	2-4%	3-4%	3-4%

Expected share price volatility has been estimated based on relevant historic data in respect of the Reed Elsevier PLC and Reed Elsevier NV ordinary share prices. Expected share option life has been estimated based on historical exercise patterns in respect of Reed Elsevier PLC and Reed Elsevier NV share options.

8.	Share based remuneration – (continued)

The share based remuneration awards outstanding as at December 31, 2011 in respect of both Reed Elsevier PLC and Reed Elsevier NV ordinary shares are set out below.

	In respect of Reed Elsevier PLC ordinary shares		In respect of Reed Elsevier NV ordinary shares
	Total		Total
	Number of shares ’000	Weighted average exercise price (pence)	Number of shares ’000	Weighted average exercise price (€)
Share options
Outstanding at January 1, 2009	35,128	549	25,977	12.11
Granted	5,587	508	3,387	9.17
Exercised	(1,217)	424	(32)	7.93
Forfeited	(2,216)	549	(1,579)	11.84
Expired	(1,597)	518	(1,836)	11.94

Outstanding at January 1, 2010	35,685	547	25,917	11.74
Granted	3,050	455	1,829	8.45
Exercised	(2,008)	470	(184)	8.63
Forfeited	(1,355)	496	(1,008)	8.75
Expired	(1,661)	554	(1,721)	6.71

Outstanding at January 1, 2011	33,711	544	24,833	11.45
Granted	2,686	509	1,753	8.99
Exercised	(1,626)	493	(201)	8.84
Forfeited	(2,001)	479	(1,941)	10.94
Expired	(3,230)	640	(2,803)	8.68

Outstanding at December 31, 2011	29,540	534	21,641	10.99
Exercisable at December 31, 2009	23,371	540	19,517	11.79
Exercisable at December 31, 2010	22,048	552	18,735	11.88
Exercisable at December 31, 2011	20,061	552	16,876	11.56

8.	Share based remuneration – (continued)

	Number of Reed Elsevier PLC ordinary shares (’000)	Number of Reed Elsevier NV ordinary shares (’000)
	Total	Total
Conditional shares
Outstanding at January 1, 2009	8,503	5,198
Granted	3,480	2,183
Vested	(3,280)	(2,074)
Forfeited	(555)	(386)

Outstanding at January 1, 2010	8,148	4,921
Granted	5,416	3,250
Vested	(678)	(425)
Forfeited	(849)	(453)

Outstanding at January 1, 2011	12,037	7,293
Granted	4,238	2,332
Vested	(580)	(383)
Forfeited	(1,799)	(975)

Outstanding at December 31, 2011	13,896	8,267

The weighted average share price at the date of exercise of share options and vesting of conditional shares during 2011 was 554p (2010: 522p; 2009: 506p) for Reed Elsevier PLC ordinary shares and €9.71 (2010: €8.82; 2009: €8.45) for Reed Elsevier NV ordinary shares.

Range of exercise prices for outstanding share options

	2011		2010		2009
	Number of shares under option ’000	Weighted average remaining period until expiry (years)	Number of shares under option ’000	Weighted average remaining period until expiry (years)	Number of shares under option ’000	Weighted average remaining period until expiry (years)
Reed Elsevier PLC ordinary shares (pence)
351-400	—	—	—	—	16	0.3
401-450	2,148	2.9	2,017	3.3	2,157	2.6
451-500	7,793	3.6	8,919	4.5	8,219	2.9
501-550	11,662	5.5	11,299	5.6	12,638	6.0
551-600	2,726	0.8	3,153	1.6	3,593	2.3
601-650	5,176	5.7	6,053	6.6	6,600	7.6
651-700	35	0.3	2,270	0.2	2,462	1.2

Total	29,540	4.4	33,711	4.6	35,685	4.3

Reed Elsevier NV ordinary shares (euro)
7.01-8.00	120	7.2	137	8.2	175	9.2
8.01-9.00	3,233	8.6	2,062	9.0	511	9.0
9.01-10.00	3,686	5.3	3,915	6.0	4,011	6.8
10.01-11.00	3,921	2.3	4,385	3.3	4,912	4.4
11.01-12.00	4,865	3.5	5,670	4.4	6,297	5.1
12.01-13.00	2,339	6.0	2,653	6.8	2,854	7.4
13.01-14.00	2,025	0.5	2,502	1.4	2,990	2.5
14.01-15.00	1,426	5.1	3,414	3.2	3,971	4.0
15.01-16.00	26	0.3	95	0.8	196	1.3

Total	21,641	4.5	24,833	3.9	25,917	5.2

8.	Share based remuneration – (continued)

Share options are expected, upon exercise, to be met principally by the issue of new ordinary shares but may also be met from shares held by the Reed Elsevier Group plc Employee Benefit Trust (EBT) (see note 31). Conditional shares will be met from shares held by the EBT.

9.	Net finance costs

	2011 £m	2010 £m	2009 £m
Interest on short term bank loans, overdrafts and commercial paper	(28)	(33)	(63)
Interest on other loans	(212)	(236)	(226)
Interest on obligations under finance leases	(1)	(1)	(1)

Total borrowing costs	(241)	(270)	(290)
Losses on loans and derivatives not designated as hedges	(11)	(14)	(8)

Finance costs	(252)	(284)	(298)

Interest on bank deposits	12	7	5
Gains on loans and derivatives not designated as hedges	5	1	2

Finance income	17	8	7

Net finance costs	(235)	(276)	(291)

Finance costs include £15 million (2010: £26 million; 2009: £46 million) transferred from the hedge reserve. A net loss of £3 million (2010: £15 million; 2009: £11 million) on interest rate derivatives designated as cash flow hedges was recognised directly in equity in the hedge reserve to be recognised in future periods.

10.	Disposals and other non operating items

	2011 £m	2010 £m	2009 £m
Revaluation of held for trading investments	6	8	8
Loss on disposal of businesses	(28)	(54)	(69)

Net loss on disposals and other non operating items	(22)	(46)	(61)

11.	Taxation

	2011 £m	2010 £m	2009 £m
Current tax
United Kingdom	64	44	44
The Netherlands	87	58	37
Rest of world	107	64	(1)

Total current tax charge	258	166	80
Deferred tax	(77)	(46)	(40)

Total taxation charge	181	120	40

The current tax charge includes a tax credit of nil (2010: £7 million; 2009: £34 million) in respect of prior year disposals.

11.	Taxation – (continued)

A reconciliation of the notional tax charge based on average applicable rates of tax (weighted in proportion to accounting profits) to the actual total tax expense is set out below.

	2011 £m	2010 £m	2009 £m
Profit before tax	948	768	435
Tax at average applicable rates	180	118	41
Tax on share of results of joint ventures	(9)	(7)	(6)
Prior year credits on disposals	—	(7)	(34)
Non deductible goodwill impairment	—	—	19
Non deductible loss on disposals	4	10	—
Net tax on share based remuneration	3	2	10
Non deductible amounts and other items	3	4	10

Tax expense	181	120	40

Tax expense as a percentage of profit before tax	19%	16%	9%

The following tax has been recognised directly in equity during the year.

	2011 £m	2010 £m	2009 £m
Tax on actuarial movements on defined benefit pension schemes	36	16	(10)
Tax on fair value movements on cash flow hedges	5	12	(15)
Deferred tax credits on share based remuneration	1	1	—

Net tax credit/(charge) recognised directly in equity	42	29	(25)

12.	Statement of cash flows

Reconciliation of profit before tax to cash generated from operations

	2011 £m	2010 £m	2009 £m
Profit before tax	948	768	435
Disposals and other non operating items	22	46	61
Net finance costs	235	276	291
Share of results of joint ventures	(30)	(22)	(15)
Amortisation and impairment of acquired intangible assets and goodwill	355	345	533
Amortisation of internally developed intangible assets	132	158	139
Depreciation of property, plant and equipment	75	79	84
Share based remuneration	27	(7)	17

Total non cash items	589	575	773

Decrease in inventories and pre-publication costs	32	35	47
(Increase)/decrease in receivables	(37)	24	112
Decrease in payables	(24)	(53)	(100)

(Increase)/decrease in working capital	(29)	6	59

Cash generated from operations	1,735	1,649	1,604

12.	Statement of cash flow – (continued)

Cash flow on acquisitions

	Note	2011 £m	2010 £m	2009 £m
Purchase of businesses	13	(455)	(38)	(9)
Investment in joint ventures		(1)	—	—
Deferred payments relating to prior year acquisitions		(25)	(12)	(85)

Total		(481)	(50)	(94)

Cash and cash equivalents include £4 million (2010: £4 million; 2009: £5 million) held in trust to satisfy liabilities in respect of change of control obligations related to the acquisition of ChoicePoint.

13.	Acquisitions

Acquisitions in 2011

During the year a number of acquisitions were made for a total consideration of £492 million, after taking account of net cash acquired of £24 million, the most significant of which was the acquisition of Accuity Inc. for £331 million, net of cash acquired, which completed on November 1, 2011.

The net assets of the businesses acquired are incorporated at their fair value to the combined businesses. The provisional fair values of the consideration given and of the assets and liabilities acquired are summarised below.

Fair value £m
Goodwill	300
Intangible assets	311
Property, plant and equipment	1
Current assets	23
Current liabilities	(46)
Borrowings	(18)
Current tax	(1)
Deferred tax	(78)

Net assets acquired	492

Consideration (after taking account of £24 million net cash acquired)	492
Less: consideration deferred to future years	(27)
Less: acquisition date fair value of equity interest	(10)

Net cash flow	455

Goodwill, being the excess of the consideration over the net tangible and intangible assets acquired, represents benefits which do not qualify for recognition as intangible assets, including the ability of the business to generate higher returns than individual assets, skilled workforces, and acquisition synergies that are specific to Reed Elsevier. In addition, goodwill arises on the recognition of deferred tax liabilities in respect of intangible assets, for which amortisation does not qualify for tax deductions.

The fair value of the assets and liabilities acquired are provisional pending the completion of the valuation exercises. Final fair values will be incorporated in the 2012 combined financial statements. There were no significant adjustments to the provisional fair values of prior year acquisitions established in 2010.

The businesses acquired in 2011 contributed £34 million to revenue, decreased profit attributable by £10 million and contributed £7 million to net cash inflow from operating activities for the part year under Reed Elsevier ownership and before taking account of acquisition financing costs. Had the businesses been acquired at the beginning of the year, on a proforma basis the Reed Elsevier revenues and profit attributable for the year would have been £6,065 million and £771 million respectively, before taking account of acquisition financing costs.

13.	Acquisitions – (continued)

Acquisitions in 2010

During the year a number of small acquisitions were made for a total consideration of £43 million, after taking account of net cash acquired of nil.

The net assets of the businesses acquired are incorporated at their fair value to the combined businesses. The fair values of the consideration given and of the assets and liabilities acquired are summarised below.

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

Acquisitions in 2009

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

14.	Equity dividends

Ordinary dividends declared in the year

	2011 £m	2010 £m	2009 £m
Reed Elsevier PLC	248	245	228
Reed Elsevier NV	251	240	232

Total	499	485	460

Ordinary dividends declared in the year, in amounts per ordinary share, comprise: a 2010 final dividend of 15.0p and a 2011 interim dividend of 5.65p giving a total of 20.65p (2010: 20.4p; 2009: 20.4p) for Reed Elsevier PLC; and a 2010 final dividend of €0.303 and a 2011 interim dividend of €0.110 giving a total of €0.413 (2010: €0.402; 2009: €0.397) for Reed Elsevier NV.

The directors of Reed Elsevier PLC have proposed a final dividend of 15.9p (2010: 15.0p; 2009: 15.0p). The directors of Reed Elsevier NV have proposed a final dividend of €0.326 (2010: €0.303; 2009: €0.293). The total cost of funding the proposed final dividends is expected to be £390 million, for which no liability has been recognised at the statement of financial position date.

Ordinary dividends paid and proposed relating to the financial year

	2011 £m	2010 £m	2009 £m
Reed Elsevier PLC	259	245	245
Reed Elsevier NV	265	246	250

Total	524	491	495

Dividends paid to Reed Elsevier PLC and Reed Elsevier NV shareholders are, other than in special circumstances, equalised at the gross level inclusive of the UK tax credit of 10% received by certain Reed Elsevier PLC shareholders. The cost of funding the Reed Elsevier PLC dividends is therefore similar to that of Reed Elsevier NV.

15.	Goodwill

	2011 £m	2010 £m	2009 £m
At January 1	4,441	4,339	4,901
Acquisitions	300	27	6
Disposals/reclassified (to)/from held for sale	(26)	(38)	15
Impairment	—	—	(110)
Exchange translation differences	14	113	(473)

At December 31	4,729	4,441	4,339

The carrying amount of goodwill is after cumulative amortisation of £1,332 million (2010: £1,407 million; 2009: £1,573 million) which was charged prior to the adoption of IFRS, and £49 million (2010: £58 million) of subsequent impairment charges.

Impairment charges in 2009 comprise £93 million in Reed Business Information, principally relating to its US and International businesses, and £17 million in Reed Exhibitions, principally in Reed Exhibitions Continental Europe.

Impairment review

Impairment testing of goodwill and indefinite lived intangible assets is performed at least annually based on cash generating units (CGUs). A CGU is the smallest identifiable group of assets that generate cash inflows that are largely independent of the cash inflows from other groups of assets. Goodwill impairment testing is performed on the basis of 24 CGUs. CGUs which are not individually significant have been aggregated for presentation purposes. Typically, when an acquisition is made the acquired business is fully integrated into the relevant business unit and CGU, and the goodwill arising is allocated to the CGUs, or groups of CGUs, that are expected to benefit from the synergies of the acquisition.

15.	Goodwill – (continued)

The carrying value of goodwill recorded in the major groups of CGUs is set out below.

	2011 £m	2010 £m	2009 £m
Elsevier	991	994	963

LexisNexis Risk Solutions	1,733	1,720	1,659

LexisNexis Legal & Professional US	1,070	1,064	1,012
LexisNexis Legal & Professional International	113	115	133

LexisNexis Legal & Professional	1,183	1,179	1,145

Reed Exhibitions Continental Europe	289	293	304
Reed Exhibitions other	76	66	60

Reed Exhibitions	365	359	364

Reed Business Information US	52	63	73
Reed Business Information UK	352	71	69
Reed Business Information NL	23	24	29
Reed Business Information International	30	31	37

Reed Business Information	457	189	208

Total	4,729	4,441	4,339

Reed Elsevier’s goodwill impairment testing methodology, assumptions and sensitivity analysis are disclosed within critical judgments and key sources of estimation uncertainty on pages F-14 to F-16.

16.	Intangible assets

	Market and customer related £m	Content, software and other £m	Total acquired intangible assets £m	Internally developed intangible assets £m	Total £m
Cost
At January 1, 2009	2,819	3,935	6,754	940	7,694
Acquisitions	5	12	17	—	17
Additions	—	—	—	179	179
Disposals/reclassified (to)/from held for sale	(1)	(247)	(248)	1	(247)
Exchange translation differences	(288)	(310)	(598)	(78)	(676)

At January 1, 2010	2,535	3,390	5,925	1,042	6,967
Acquisitions	11	16	27	—	27
Additions	—	—	—	230	230
Disposals	—	(99)	(99)	(77)	(176)
Exchange translation differences	85	44	129	9	138

At January 1, 2011	2,631	3,351	5,982	1,204	7,186
Acquisitions	196	115	311	—	311
Additions	—	—	—	270	270
Disposals/reclassified (to)/from held for sale	(38)	(189)	(227)	(51)	(278)
Exchange translation differences	13	(14)	(1)	(1)	(2)

At December 31, 2011	2,802	3,263	6,065	1,422	7,487

Amortisation and impairment
At January 1, 2009	310	2,415	2,725	565	3,290
Charge for the year	155	209	364	139	503
Impairment	7	52	59	—	59
Disposals/reclassified (to)/from held for sale	(1)	(225)	(226)	(18)	(244)
Exchange translation differences	(34)	(191)	(225)	(48)	(273)

At January 1, 2010	437	2,260	2,697	638	3,335
Charge for the year	161	184	345	158	503
Disposals	—	(93)	(93)	(64)	(157)
Exchange translation differences	12	33	45	3	48

At January 1, 2011	610	2,384	2,994	735	3,729
Charge for the year	160	195	355	132	487
Disposals/reclassified (to)/from held for sale	(30)	(149)	(179)	(36)	(215)
Exchange translation differences	4	(8)	(4)	(4)	(8)

At December 31, 2011	744	2,422	3,166	827	3,993

Net book amount
At December 31, 2009	2,098	1,130	3,228	404	3,632
At December 31, 2010	2,021	967	2,988	469	3,457
At December 31, 2011	2,058	841	2,899	595	3,494

16.	Intangible assets – (continued)

Intangible assets acquired as part of business combinations comprise: market related assets (e.g. trademarks, imprints, brands); customer related assets (e.g. subscription bases, customer lists, customer relationships); and content, software and other intangible assets (e.g. editorial content, software and product delivery systems, other publishing rights, exhibition rights and supply contracts). Included in content, software and other acquired intangible assets are assets with a net book value of £531 million (2010: £619 million; 2009: £698 million) that arose on acquisitions completed prior to the adoption of IFRS that have not been allocated to specific categories of intangible assets. Internally developed intangible assets typically comprise software and systems development where an identifiable asset is created that is probable to generate future economic benefits.

Included in market and customer related intangible assets are £370 million (2010: £368 million; 2009: £356 million) of brands and imprints relating to Elsevier determined to have indefinite lives based on an assessment of their historical longevity and stable market positions. Indefinite lived intangibles are tested for impairment at least annually using the same value in use assumptions as set out in critical judgements and key sources of estimation uncertainty on pages F-14 to F-16.

Impairment charges in 2009 comprise amounts of £10 million in Reed Exhibitions, and £49 million in Reed Business Information’s US and International businesses.

17.	Investments

	2011 £m	2010 £m	2009 £m
Investments in joint ventures	124	136	135
Available for sale investments	8	10	9
Venture capital investments held for trading	56	38	32

Total	188	184	176

The value of venture capital investments held for trading, determined by reference to quoted market prices, amounted to £17 million (2010: £12 million; 2009: £11 million). The value of other venture capital investments and available for sale investments has been determined by reference to other observable market inputs.

An analysis of changes in the carrying value of investments in joint ventures is set out below:

	2011 £m	2010 £m	2009 £m
At January 1	136	135	145
Share of results of joint ventures	30	22	15
Dividends received from joint ventures	(33)	(24)	(23)
Disposals	(6)	(1)	—
Additions	1	—	—
Exchange translation differences	(4)	4	(2)

At December 31	124	136	135

Share of results of joint ventures includes impairment charges of nil (2010: nil; 2009: £8 million) in respect of minor joint ventures in Reed Exhibitions.

The principal joint ventures at December 31, 2011 are exhibition joint ventures within Reed Exhibitions and Giuffrè (an Italian legal publisher in which Reed Elsevier has a 40% shareholding) within LexisNexis Legal & Professional.

17.	Investments – (continued)

Summarised aggregate information in respect of joint ventures and Reed Elsevier’s share is set out below.

	Total joint ventures			Reed Elsevier share
	2011 £m	2010 £m	2009 £m	2011 £m	2010 £m	2009 £m
Revenue	254	235	246	128	116	118
Net profit for the year	62	46	51	30	22	15

Total assets	255	264	284	122	122	133
Total liabilities	(137)	(132)	(152)	(66)	(62)	(73)

Net assets	118	132	132	56	60	60

Goodwill				68	76	75

Total				124	136	135

18.	Property, plant and equipment

	2011			2010			2009
	Land and buildings £m	Fixtures and equipment £m	Total £m	Land and buildings £m	Fixtures and equipment £m	Total £m	Land and buildings £m	Fixtures and equipment £m	Total £m
Cost
At January 1	246	578	824	238	626	864	259	644	903
Acquisitions	—	1	1	—	—	—	—	—	—
Capital expenditure	8	82	90	7	78	85	10	68	78
Disposals/reclassified (to)/from held for sale	(16)	(78)	(94)	(5)	(141)	(146)	(8)	(36)	(44)
Exchange translation differences	—	(1)	(1)	6	15	21	(23)	(50)	(73)

At December 31	238	582	820	246	578	824	238	626	864

Accumulated depreciation
At January 1	115	418	533	106	466	572	106	468	574
Disposals/reclassified (to)/from held for sale	(6)	(69)	(75)	(5)	(127)	(132)	(2)	(38)	(40)
Charge for the year	9	66	75	12	67	79	12	72	84
Exchange translation differences	—	(1)	(1)	2	12	14	(10)	(36)	(46)

At December 31	118	414	532	115	418	533	106	466	572

Net book amount	120	168	288	131	160	291	132	160	292

No depreciation is provided on freehold land of £46 million (2010: £48 million; 2009: £50 million). The net book amount of property, plant and equipment at December 31, 2011 includes £4 million (2010: £2 million; 2009: £4 million) in respect of assets held under finance leases relating to fixtures and equipment.

19.	Financial instruments

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

		Contractual cash flow
At December 31, 2011	Carrying amount £m	Within 1 year £m	1-2 Years £m	2-3 Years £m	3-4 Years £m	4-5 Years £m	More than 5 Years £m	Total £m
Borrowings
Fixed rate borrowings	(3,568)	(553)	(814)	(863)	(248)	(524)	(1,694)	(4,696)
Floating rate borrowings	(714)	(646)	(2)	(2)	(65)	(1)	(5)	(721)
Derivative financial liabilities
Interest rate derivatives	(10)	(9)	(3)	—	—	—	—	(12)
Cross currency interest rate swaps	—	(6)	(173)	(189)	—	—	—	(368)
Forward foreign exchange contracts	(59)	(1,019)	(421)	(256)	—	—	—	(1,696)
Derivative financial assets
Interest rate derivatives	39	13	27	6	5	5	3	59
Cross currency interest rate swaps	99	14	208	248	—	—	—	470
Forward foreign exchange contracts	11	987	414	252	—	—	—	1,653

Total	(4,202)	(1,219)	(764)	(804)	(308)	(520)	(1,696)	(5,311)

19.	Financial instruments – (continued)

		Contractual cash flow
At December 31, 2010	Carrying amount £m	Within 1 year £m	1-2 Years £m	2-3 Years £m	3-4 Years £m	4-5 Years £m	More than 5 Years £m	Total £m
Borrowings
Fixed rate borrowings	(3,711)	(370)	(558)	(833)	(865)	(246)	(2,210)	(5,082)
Floating rate borrowings	(591)	(383)	(53)	(6)	(99)	(67)	(5)	(613)
Derivative financial liabilities Interest rate derivatives	(25)	(19)	(8)	(2)	—	(1)	(6)	(36)
Cross currency interest rate swaps	—	(5)	(7)	(179)	(190)	—	—	(381)
Forward foreign exchange contracts	(55)	(1,283)	(413)	(154)	(32)	—	—	(1,882)
Derivative financial assets Interest rate derivatives	19	15	10	20	—	—	—	45
Cross currency interest rate swaps	100	14	14	209	248	—	—	485
Forward foreign exchange contracts	15	1,262	401	154	33	—	—	1,850

Total	(4,248)	(769)	(614)	(791)	(905)	(314)	(2,221)	(5,614)

		Contractual cash flow
At December 31, 2009	Carrying amount £m	Within 1 year £m	1-2 Years £m	2-3 Years £m	3-4 Years £m	4-5 Years £m	More than 5 Years £m	Total £m
Borrowings
Fixed rate borrowings	(3,824)	(252)	(592)	(542)	(837)	(815)	(2,409)	(5,447)
Floating rate borrowings	(882)	(673)	(4)	(115)	(4)	(100)	(5)	(901)
Derivative financial liabilities Interest rate derivatives	(45)	(28)	(12)	(5)	(3)	(4)	(12)	(64)
Cross currency interest rate swaps	—	(6)	(10)	(14)	(183)	(184)	—	(397)
Forward foreign exchange contracts	(57)	(907)	(378)	(165)	—	—	—	(1,450)
Derivative financial assets Interest rate derivatives	3	15	5	—	16	—	—	36
Cross currency interest rate swaps	54	12	13	15	192	217	—	449
Forward foreign exchange contracts	14	875	374	166	—	—	—	1,415

Total	(4,737)	(964)	(604)	(660)	(819)	(886)	(2,426)	(6,359)

The carrying amount of derivative financial liabilities comprises nil (2010: nil; 2009: £9 million) in relation to fair value hedges, £64 million (2010: £68 million; 2009: £67 million) in relation to cash flow hedges and £5 million (2010: £12 million; 2009: £26 million) not designated as hedges. The carrying amount of derivative financial assets comprises £123 million (£105 million; 2009: £50 million) in relation to fair value hedges, £10 million (2010: £12 million; 2009: £12 million) in relation to cash flow hedges and £16 million (2010 £17 million; 2009: £9 million) not designated as hedges.

At December 31, 2011, Reed Elsevier had access to a $2,000 million committed bank facility maturing in June 2014, which was undrawn. The bank facility, together with certain of Reed Elsevier’s private placements, are subject to financial covenants. Reed Elsevier was in compliance with these covenants for the year ended December 31, 2011.

19.	Financial instruments – (continued)

After taking account of the maturity of committed bank facilities that back short term borrowings at December 31, 2011, and after utilising available cash resources, no borrowings mature within one year (2010: nil; 2009: nil), no borrowings mature in the second year (2010: nil; 2009: nil), 44% of borrowings mature in the third year (2010: 23%; 2009: 19%), 18% in the fourth and fifth years (2010: 27%; 2009: 35%), 27% in the sixth to tenth years (2010: 39%; 2009: 36%), and 11% beyond the tenth year (2010: 11%; 2009: 10%).

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

At December 31, 2011, 69% of gross borrowings were either fixed rate or had been fixed through the use of interest rate swaps, forward rate agreements and options. A 100 basis point reduction in interest rates would result in an estimated decrease in net finance costs of £5 million (2010: £3 million; 2009: £4 million), based on the composition of financial instruments including cash, cash equivalents, bank loans and commercial paper borrowings at December 31, 2011. A 100 basis point rise in interest rates would result in an estimated increase in net finance costs of £5 million (2010: £3 million; 2009: £4 million).

The impact on net equity of a theoretical change in interest rates as at December 31, 2011 is restricted to the change in carrying value of floating rate to fixed rate interest rate derivatives in a designated cash flow hedge relationship and undesignated interest rate derivatives. A 100 basis point reduction in interest rates would result in an estimated reduction in net equity of £3 million (2010: £8 million; 2009: £14 million) and a 100 basis point increase in interest rates would increase net equity by an estimated £4 million (2010: £9 million; 2009: £15 million). The impact of a change in interest rates on the carrying value of fixed rate borrowings in a designated fair value hedge relationship would be offset by the change in carrying value of the related interest rate derivative. Fixed rate borrowings not in a designated hedging relationship are carried at amortised cost.

Foreign exchange rate risk

Translation exposures arise on the earnings and net assets of business operations in countries with currencies other than sterling, most particularly in respect of the US businesses. These exposures are hedged, to a significant extent, by a policy of denominating borrowings in currencies where significant translation exposures exist, most notably US dollars (see note 25).

A theoretical weakening of all currencies by 10% against sterling at December 31, 2011 would decrease the carrying value of net assets, excluding net borrowings, by £472 million (2010: £457 million; 2009: £466 million). This would be offset to a large degree by a decrease in net borrowings of £270 million (2010: £270 million; 2009: £321 million). A strengthening of all currencies by 10% against sterling at December 31, 2011 would increase the carrying value of net assets, excluding net borrowings, by £590 million (2010: £570 million; 2009: £581 million) and increase net borrowings by £330 million (2010: £329 million; 2009: £392 million).

A retranslation of the combined businesses’ net profit for the year assuming a 10% weakening of all foreign currencies against sterling but excluding transactional exposures would reduce net profit by £54 million (2010: £51 million; 2009: £17 million). A 10% strengthening of all foreign currencies against sterling on this basis would increase net profit for the year by £65 million (2010: £62 million; 2009: £20 million).

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

19.	Financial instruments – (continued)

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

Included within trade receivables are the following amounts which are past due but for which no allowance has been made. Past due up to one month £212 million (2010: £241 million; 2009: £248 million); past due two to three months £54 million (2010: £58 million; 2009: £66 million); past due four to six months £20 million (2010: £16 million; 2009: £25 million); and past due greater than six months £5 million (2010: £5 million; 2009: nil). Examples of trade receivables which are past due but for which no allowance has been made include those receivables where there is no concern over the creditworthiness of the customer and where the history of dealings with the customer indicate the amount will be settled.

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

Interest rate derivatives (including cross currency interest rate swaps) with a principal amount of £1,081 million were in place at December 31, 2011 swapping fixed rate term debt issues denominated in sterling, euros and Swiss francs (CHF) to floating rate sterling, euro and US dollar (USD) debt respectively for the whole of their term (2010: £1,093 million; 2009: £1,104 million).

The gains and losses on the borrowings and related derivatives designated as fair value hedges, which are included in the income statement, for the three years ended December 31, 2011 were as follows:

Gains/(losses) on borrowings and related derivatives

	January 1, 2009 £m	Fair value movement gain/(loss) £m	Exchange gain/(loss) £m	December 31, 2009 £m
GBP debt	—	9	—	9
Related interest rate swaps	—	(9)	—	(9)

	—	—	—	—

EUR debt	—	(2)	—	(2)
Related interest rate swaps	—	2	—	2

	—	—	—	—

CHF debt	(41)	(11)	4	(48)
Related CHF to USD cross currency interest rate swaps	41	11	(4)	48

	—	—	—	—

Total GBP, EUR and CHF debt	(41)	(4)	4	(41)
Total related interest rate derivatives	41	4	(4)	41

Net gain	—	—	—	—

19.	Financial instruments – (continued)

	January 1, 2010 £m	Fair value movement gain/(loss) £m	Exchange gain/(loss) £m	December 31, 2010 £m
GBP debt	9	(16)	—	(7)
Related interest rate swaps	(9)	16	—	7

	—	—	—	—

EUR debt	(2)	(10)	—	(12)
Related interest rate swaps	2	10	—	12

	—	—	—	—

CHF debt	(48)	(37)	(1)	(86)
Related CHF to USD cross currency interest rate swaps	48	37	1	86

	—	—	—	—

Total GBP, EUR and CHF debt	(41)	(63)	(1)	(105)
Total related interest rate derivatives	41	63	1	105

Net gain	—	—	—	—

	January 1, 2011 £m	Fair value movement gain/(loss) £m	Exchange gain/(loss) £m	December 31, 2011 £m
GBP debt	(7)	(23)	—	(30)
Related interest rate swaps	7	23	—	30

	—	—	—	—

EUR debt	(12)	3	—	(9)
Related interest rate swaps	12	(3)	—	9

	—	—	—	—

CHF debt	(86)	3	(1)	(84)
Related CHF to USD cross currency interest rate swaps	86	(3)	1	84

	—	—	—	—

Total GBP, EUR and CHF debt	(105)	(17)	(1)	(123)
Total related interest rate derivatives	105	17	1	123

Net gain	—	—	—	—

All fair value hedges were highly effective throughout the three years ended December 31, 2011.

Gross borrowings as at December 31, 2011 included £43 million (2010: £51 million; 2009: £59 million) in relation to fair value adjustments to borrowings previously designated in a fair value hedge relationship which were de-designated in 2008. The related derivatives were closed out on de-designation with a cash inflow of £62 million. £8 million (2010: £10 million; 2009: £11 million) of these fair value adjustments were amortised in the year as a reduction to finance costs.

Cash flow hedges

Reed Elsevier enters into two types of cash flow hedge:

(1)	Interest rate derivatives which fix the interest expense on a portion of forecast floating rate debt (including commercial paper, short term bank loans and floating rate term debt).

(2)	Foreign exchange derivatives which fix the exchange rate on a portion of future foreign currency subscription revenues forecast by the Elsevier science and medical businesses for up to 50 months.

19.	Financial instruments – (continued)

Movements in the hedge reserve (pre-tax) in 2011, 2010 and 2009, including gains and losses on cash flow hedging instruments, were as follows:

	Interest rate hedges £m	Foreign exchange hedges £m	Total hedge reserve pre-tax £m
Hedge reserve at January 1, 2009: losses deferred	(80)	(176)	(256)
(Losses)/gains arising in 2009	(11)	64	53
Amounts recognised in income statement	46	58	104
Exchange translation differences	7	3	10

Hedge reserve at January 1, 2010: losses deferred	(38)	(51)	(89)
Losses arising in 2010	(15)	(43)	(58)
Amounts recognised in income statement	26	35	61
Exchange translation differences	2	—	(2)

Hedge reserve at January 1, 2011: losses deferred	(29)	(59)	(88)
Losses arising in 2011	(3)	(21)	(24)
Amounts recognised in income statement	15	33	48
Exchange translation differences	—	1	1

Hedge reserve at December 31, 2011: losses deferred	(17)	(46)	(63)

All cash flow hedges were highly effective throughout the three years ended December 31, 2011.

A tax credit of £15 million (2010: £21 million; 2009: £24 million) in respect of the above gains and losses at December 31, 2011 was also deferred in the hedge reserve.

Of the amounts recognised in the income statement in the year, losses of £33 million (2010: £35 million; 2009: £58 million) were recognised in revenue, and losses of £15 million (2010: £26 million; 2009: £46 million) were recognised in finance costs. A tax credit of £11 million (2010: £15 million; 2009: £20 million) was recognised in relation to these items.

The deferred losses on cash flow hedges at December 31, 2011 are currently expected to be recognised in the income statement in future years as follows:

	Interest rate hedges £m	Foreign exchange hedges £m	Total hedge reserve pre-tax £m
2012	(13)	(14)	(27)
2013	(4)	(19)	(23)
2014	—	(10)	(10)
2015	—	(3)	(3)
2016	—	—	—

Losses deferred in hedge reserve at end of year	(17)	(46)	(63)

The cash flows for these hedges are expected to occur in line with the recognition of the losses in the income statement, other than in respect of certain forward foreign exchange hedges on subscriptions, where cash flows may be expected to occur in advance of the subscription year.

20.	Deferred tax

	2011 £m	2010 £m	2009 £m
Deferred tax assets	212	151	208
Deferred tax liabilities	(1,236)	(1,192)	(1,272)

Total	(1,024)	(1,041)	(1,064)

20.	Deferred tax – (continued)

Movements in deferred tax liabilities and assets are summarised as follows:

	Deferred tax liabilities				Deferred tax assets
	Excess of tax allowances over amortisation £m	Acquired intangible assets £m	Pensions assets £m	Other temporary differences £m	Excess of amortisation over tax allowances £m	Tax losses carried forward £m	Pensions liabilities £m	Other temporary differences £m	Total £m
Deferred tax (liability)/asset at January 1, 2009	(219)	(1,239)	(44)	(23)	10	6	190	147	(1,172)
(Charge)/credit to profit	(20)	118	(4)	4	19	3	(24)	(56)	40
Credit/(charge) to equity	—	—	17	—	—	—	(27)	(15)	(25)
Acquisitions	—	—	—	—	—	—	—	(20)	(20)
Disposals	—	(1)	—	—	—	—	—	—	(1)
Exchange translation differences	23	115	—	1	(2)	—	(17)	(6)	114

Deferred tax (liability)/asset at January 1, 2010	(216)	(1,007)	(31)	(18)	27	9	122	50	(1,064)
Credit/(charge) to profit	2	100	(7)	1	(14)	4	(40)	—	46
Credit/(charge) to equity	—	—	23	7	—	—	(7)	6	29
Transfers	—	—	—	—	—	—	—	(11)	(11)
Acquisitions	—	(9)	—	—	—	—	—	—	(9)
Exchange translation differences	(9)	(28)	—	—	—	—	3	2	(32)

Deferred tax (liability)/asset at January 1, 2011	(223)	(944)	(15)	(10)	13	13	78	47	(1,041)
(Charge)/credit to profit	(6)	131	(10)	(94)	3	32	(3)	24	77
Credit to equity	—	—	25	—	—	—	11	6	42
Transfers	—	—	—	—	—	—	—	(17)	(17)
Acquisitions	—	(85)	—	—	—	2	—	5	(78)
Disposals/Reclassified as held for sale	—	—	—	1	—	—	—	(1)	—
Exchange translation differences	(2)	(2)	—	(2)	—	1	—	(2)	(7)
Deferred tax (liability)/asset at December 31, 2011	(231)	(900)	—	(105)	16	48	86	62	(1,024)

21.	Inventories and pre-publication costs

	2011 £m	2010 £m	2009 £m
Raw materials	6	6	9
Pre-publication costs	115	130	168
Finished goods	69	92	98

Total	190	228	275

22.	Trade and other receivables

	2011 £m	2010 £m	2009 £m
Trade receivables	1,361	1,361	1,367
Allowance for doubtful debts	(63)	(73)	(80)

	1,298	1,288	1,287
Prepayments and accrued income	185	187	205

Total	1,483	1,475	1,492

Trade receivables are predominantly non-interest bearing and their carrying amounts approximate to their fair value.

Trade receivables are stated net of allowances for bad and doubtful debts. The movements in the provision during the year were as follows:

	2011 £m	2010 £m	2009 £m
At January 1	73	80	77
Charge for the year	15	15	33
Trade receivables written off	(23)	(22)	(24)
Disposals	(1)	—	—
Exchange translation differences	(1)	—	(6)

At December 31	63	73	80

23.	Assets and liabilities held for sale

The major classes of assets and liabilities of operations classified as held for sale are as follows:

	2011 £m	2010 £m	2009 £m
Goodwill	19	—	—
Intangible assets	7	—	—
Inventories	1	—	—
Deferred tax assets	1	—	—
Trade and other receivables	16	—	5

Total assets held for sale	44	—	5

Trade and other payables	17	—	5

Total liabilities associated with assets held for sale	17	—	5

24.	Trade and other payables

	2011 £m	2010 £m	2009 £m
Payables and accruals	1,245	1,276	1,251
Deferred income	1,412	1,308	1,220

Total	2,657	2,584	2,471

25.	Borrowings

	2011			2010			2009
	Falling due within 1 year £m	Falling due in more than 1 year £m	Total £m	Falling due within 1 year £m	Falling due in more than 1 year £m	Total £m	Falling due within 1 year £m	Falling due in more than 1 year £m	Total £m
Financial liabilities measured at amortised cost:
Short term bank loans, overdrafts and commercial paper	596	—	596	379	—	379	515	—	515
Finance leases	2	6	8	7	15	22	7	20	27
Other loans	384	1,466	1,850	130	1,944	2,074	156	2,247	2,403
Other loans in fair value hedging relationships	—	1,204	1,204	—	1,198	1,198	—	1,144	1,144
Other loans previously in fair value hedging relationships	—	624	624	—	629	629	—	617	617

Total	982	3,300	4,282	516	3,786	4,302	678	4,028	4,706

The total fair value of financial liabilities measured at amortised cost is £2,745 million (2010: £2,796 million; 2009 £3,262 million). The total fair value of other loans in fair value hedging relationships is £1,237 million (2010: £1,279 million; 2009: £1,257 million). The total fair value of other loans previously in fair value hedging relationships is £707 million (2010: £685 million; 2009: £646 million).

25.	Borrowings – (continued)

Analysis by year of repayment

	2011				2010				2009
	Short term bank loans, overdrafts and commercial paper £m	Other loans £m	Finance leases £m	Total £m	Short term bank loans, overdrafts and commercial paper £m	Other loans £m	Finance leases £m	Total £m	Short term bank loans, overdrafts and commercial paper £m	Other loans £m	Finance leases £m	Total £m
Within 1 year	596	384	2	982	379	130	7	516	515	156	7	678

Within 1 to 2 years	—	618	3	621	—	382	7	389	—	342	7	349
Within 2 to 3 years	—	725	2	727	—	636	8	644	—	431	6	437
Within 3 to 4 years	—	188	1	189	—	825	—	825	—	633	7	640
Within 4 to 5 years	—	401	—	401	—	188	—	188	—	779	—	779
After 5 years	—	1,362	—	1,362	—	1,740	—	1,740	—	1,823	—	1,823

	—	3,294	6	3,300	—	3,771	15	3,786	—	4,008	20	4,028

Total	596	3,678	8	4,282	379	3,901	22	4,302	515	4,164	27	4,706

Short term bank loans, overdrafts and commercial paper were backed up at December 31, 2011 by a $2,000 million (£1,290 million) committed bank facility maturing in June 2014, which was undrawn.

Analysis by currency

	2011				2010				2009
	Short term bank loans, overdrafts and commercial paper £m	Other loans £m	Finance leases £m	Total £m	Short term bank loans, overdrafts and commercial paper £m	Other loans £m	Finance leases £m	Total £m	Short term bank loans, overdrafts and commercial paper £m	Other loans £m	Finance leases £m	Total £m
US Dollars	485	2,431	8	2,924	225	2,566	22	2,813	371	2,828	27	3,226
£ Sterling	—	730	—	730	—	707	—	707	—	691	—	691
Euro	91	517	—	608	123	628	—	751	117	645	—	762
Other currencies	20	—	—	20	31	—	—	31	27	—	—	27

Total	596	3,678	8	4,282	379	3,901	22	4,302	515	4,164	27	4,706

Included in the US dollar amounts for other loans above is £363 million (2010: £364 million; 2009: £316 million) of debt denominated in Swiss francs (CHF 500 million; 2010: CHF 500 million; 2009: CHF 500 million) that was swapped into US dollars on issuance and against which there are related derivative financial instruments, which, as at December 31, 2011, had a fair value of £84 million (2010: £86 million; 2009: £48 million).

26.	Lease arrangements

Finance leases

At December 31, 2011 future finance lease obligations fall due as follows:

	2011 £m	2010 £m	2009 £m
Within one year	2	8	7
In the second to fifth years inclusive	6	17	23

	8	25	30
Less future finance charges	—	(3)	(3)

Total	8	22	27

Present value of future finance lease obligations payable:
Within one year	2	7	7
In the second to fifth years inclusive	6	15	20

Total	8	22	27

The fair value of the lease obligations approximates to their carrying amount.

Operating leases

Reed Elsevier leases various properties, principally offices and warehouses, which have varying terms and renewal rights that are typical to the territory in which they are located.

At December 31, 2011 outstanding commitments under non-cancellable operating leases fall due as follows:

	2011 £m	2010 £m	2009 £m
Within one year	129	128	140
In the second to fifth years inclusive	305	306	354
After five years	206	208	229

Total	640	642	723

Of the above outstanding commitments, £605 million (2010: £609 million; 2009: £677 million) relate to land and buildings.

Reed Elsevier has a number of properties that are sub-leased. The future lease receivables contracted with sub-tenants fall due as follows:

	2011 £m	2010 £m	2009 £m
Within one year	21	17	17
In the second to fifth years inclusive	38	25	36
After five years	19	5	7

Total	78	47	60

27.	Provisions

	2011			2010			2009
	Property £m	Restructuring £m	Total £m	Property £m	Restructuring £m	Total £m	Property £m	Restructuring £m	Total £m
At January 1	105	54	159	89	106	195	45	69	114
Charged	16	—	16	36	31	67	70	157	227
Utilised	(12)	(37)	(49)	(22)	(82)	(104)	(20)	(114)	(134)
Exchange translation differences	—	—	—	2	(1)	1	(6)	(6)	(12)

At December 31	109	17	126	105	54	159	89	106	195

27.	Provisions – (continued)

Property provisions relate to estimated sub-lease shortfalls and guarantees given in respect of certain property leases for various periods up to 2024.

Provisions as at December 31, 2011 are included within current and non-current liabilities as follows:

	2011 £m	2010 £m	2009 £m
Current liabilities	39	71	134
Non-current liabilities	87	88	61

Total	126	159	195

28.	Contingent liabilities and capital commitments

There are contingent liabilities amounting to £15 million (2010: £18 million; 2009: £22 million) in respect of property lease guarantees.

29.	Combined share capitals

	2011 £m	2010 £m	2009 £m
At January 1	224	225	209
Issue of ordinary shares	—	—	20
Exchange translation differences	(1)	(1)	(4)

At December 31	223	224	225

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

30.	Combined share premiums

	2011 £m	2010 £m	2009 £m
At January 1	2,754	2,807	2,529
Issue of ordinary shares, net of expenses	9	11	395
Exchange translation differences	(40)	(64)	(117)

At December 31	2,723	2,754	2,807

Combined share premiums exclude the share premium in respect of shares of Reed Elsevier NV held by a subsidiary of Reed Elsevier PLC.

31.	Combined shares held in treasury

	Shares held by EBT £m	Shares held by parent companies £m	Total £m
At January 1, 2009	232	551	783
Settlement of share awards	(57)	—	(57)
Exchange translation differences	—	(28)	(28)

At January 1, 2010	175	523	698
Settlement of share awards	(9)	—	(9)
Exchange translation differences	—	(12)	(12)

At January 1, 2011	166	511	677
Settlement of share awards	(7)	—	(7)
Exchange translation differences	—	(7)	(7)

At December 31, 2011	159	504	663

At December 31, 2011 shares held in treasury related to 14,051,025 (2010: 14,654,161; 2009: 15,350,605) Reed Elsevier PLC ordinary shares and 7,380,906 (2010: 7,781,790; 2009: 8,219,196) Reed Elsevier NV ordinary shares held by the Reed Elsevier Group plc Employee Benefit Trust (“EBT”); and 34,196,298 (2010: 34,196,298; 2009: 34,196,298) Reed Elsevier PLC ordinary shares and 23,952,791 (2010: 23,952,791; 2009: 23,952,791) Reed Elsevier NV ordinary shares held by the respective parent companies.

The EBT purchases Reed Elsevier PLC and Reed Elsevier NV shares which, at the trustees’ discretion, can be used in respect of the exercise of share options and to meet commitments under conditional share awards.

32.	Translation reserve

	2011 £m	2010 £m	2009 £m
At January 1	29	(100)	(14)
Exchange differences on translation of foreign operations	31	94	(122)
Exchange translation differences on capital and reserves	27	35	36

At December 31	87	29	(100)

33.	Other combined reserves

	2011			2010	2009
	Hedge reserve £m	Other reserves £m	Total £m	Total £m	Total £m

At January 1	(67)	(320)	(387)	(502)	(988)
Profit attributable to parent companies’ shareholders	—	760	760	642	391
Dividends paid	—	(497)	(497)	(483)	(457)
Issue of ordinary shares, net of expenses	—	—	—	—	419
Actuarial (losses)/gains on defined benefit pension schemes	—	(113)	(113)	(63)	6
Fair value movements on available for sale investments	—	(1)	(1)	—	—
Fair value movements on disposals of available for sale investments	—	—	—	—	1
Fair value movements on cash flow hedges	(24)	—	(24)	(58)	53
Tax recognised directly in equity	5	37	42	29	(25)
Increase/(decrease) in share based remuneration reserve	—	27	27	(7)	17
Settlement of share awards	—	(7)	(7)	(9)	(60)
Transfer from hedge reserve to net profit (net of tax)	37	—	37	46	84
Acquisition of non-controlling interest	—	(43)	(43)	—	—
Exchange translation differences	1	6	7	18	57

At December 31	(48)	(151)	(199)	(387)	(502)

Other reserves principally comprise retained earnings, the share based remuneration reserve and available for sale investment reserve.

34.	Related party transactions

Transactions between the Reed Elsevier combined businesses have been eliminated within the combined financial statements. Transactions with joint ventures were made on normal market terms of trading and comprise sales of goods and services of £1 million (2010: £1 million; 2009: £2 million).

As at December 31, 2011 amounts owed by joint ventures were £3 million (2010: £2 million; 2009: £4 million). Key management personnel are also related parties and comprise the executive directors of Reed Elsevier PLC and Reed Elsevier NV. Transactions with key management personnel are set out below.

	2011 £m	2010 £m	2009 £m
Salaries and other short term employee benefits	3	5	6
Post employment benefits	—	1	1

Share based remuneration	4	(1)	1
Termination benefits	—	—	1

Total	7	5	9

35.	Approval of financial statements

The combined financial statements were approved by the Boards of directors of Reed Elsevier PLC and Reed Elsevier NV on 15 February 2012.

THIS PAGE INTENTIONALLY BLANK

REED ELSEVIER PLC

CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and members of Reed Elsevier PLC:

We have audited the accompanying consolidated statements of financial position of Reed Elsevier PLC and its subsidiaries (“the Company”) as of December 31, 2011, 2010 and 2009, and the related consolidated income statements, and statements of comprehensive income, cash flows and changes in equity for each of the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Reed Elsevier PLC and its subsidiaries as at December 31, 2011, 2010 and 2009, and the results of its operations and cash flows for each of the years then ended, in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 15, 2012 expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/ DELOITTE LLP

London, United Kingdom

February 15, 2012

REED ELSEVIER PLC

CONSOLIDATED INCOME STATEMENT

FOR THE YEAR ENDED DECEMBER 31, 2011

	Note	2011 £m	2010 £m	2009 £m
Administrative expenses	3	(2)	(2)	(2)
Effect of tax credit equalisation on distributed earnings	4	(13)	(13)	(12)
Share of results of joint ventures	12	404	342	213

Operating profit		389	327	199
Finance income	7	1	1	2

Profit before tax		390	328	201
Taxation	8	(1)	(1)	(6)

Profit attributable to ordinary shareholders		389	327	195

REED ELSEVIER PLC

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

FOR THE YEAR ENDED DECEMBER 31, 2011

	2011 £m	2010 £m	2009 £m
Profit attributable to ordinary shareholders	389	327	195
Share of joint ventures’ other comprehensive (expense)/income for the year	(14)	25	(2)

Total comprehensive income for the year	375	352	193

	Note	2011 pence	2010 pence	2009 pence
Earnings per ordinary share (EPS)
Basic earnings per share	10	32.4p	27.3p	17.2p
Diluted earnings per share	10	32.1p	27.1p	17.1p

REED ELSEVIER PLC

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2011

	Note	2011 £m	2010 £m	2009 £m
Cash flows from operating activities
Cash used by operations	11	(2)	(2)	(2)
Interest received		1	1	2
Tax paid		(1)	(3)	(6)

Net cash used in operating activities		(2)	(4)	(6)

Cash flows from investing activities
Dividends received from joint ventures	12	600	589	—
Increase in investment in joint ventures	12	—	(596)	(462)

Net cash received from/(used in) investing activities		600	(7)	(462)

Cash flows from financing activities
Equity dividends paid	9	(248)	(245)	(228)
Proceeds on issue of ordinary shares		8	9	440
(Income)/decrease in net funding balances due from joint ventures	11	(358)	247	256

Net cash (used in)/from financing activities		(598)	11	468

Movement in cash and cash equivalents		—	—	—

REED ELSEVIER PLC

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

AS AT DECEMBER 31, 2011

	Note	2011 £m	2010 £m	2009 £m
Non-current assets
Investments in joint ventures	12	1,158	1,037	927

Total assets		1,158	1,037	927

Current liabilities
Taxation		9	9	11

Total liabilities		9	9	11

Net assets		1,149	1,028	916

Capital and reserves
Called up share capital	13	180	180	180
Share premium account	14	1,176	1,168	1,159
Shares held in treasury (including in joint ventures)	15	(308)	(312)	(317)
Capital redemption reserve	16	4	4	4
Translation reserve	17	159	142	92
Other reserves	18	(62)	(154)	(202)

Total equity		1,149	1,028	916

REED ELSEVIER PLC

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2011

	Note	Share capital £m	Share premium £m	Shares held in treasury £m	Capital redemption reserve £m	Translation reserve £m	Other reserves £m	Total equity £m
Balance at January 1, 2011		180	1,168	(312)	4	142	(154)	1,028
Total comprehensive income for the year		—	—	—	—	17	358	375
Equity dividends paid	9	—	—	—	—	—	(248)	(248)
Issue of ordinary shares, net of expenses		—	8	—	—	—	—	8
Share of joint ventures’ settlement of share awards by employee benefit trust		—	—	4	—	—	(4)	—
Share of joint ventures’ increase in share based remuneration reserve		—	—	—	—	—	14	14
Share of joint venture’s acquisitions of non-controlling interests		—	—	—	—	—	(23)	(23)
Equalisation adjustments		—	—	—	—	—	(5)	(5)

Balance at December 31, 2011		180	1,176	(308)	4	159	(62)	1,149

Balance at January 1, 2010		180	1,159	(317)	4	92	(202)	916
Total comprehensive income for the year		—	—	—	—	50	302	352
Equity dividends paid	9	—	—	—	—	—	(245)	(245)
Issue of ordinary shares, net of expenses		—	9	—	—	—	—	9
Share of joint ventures’ settlement of share awards by employee benefit trust		—	—	5	—	—	(5)	—
Share of joint ventures’ decrease in share based remuneration reserve		—	—	—	—	—	(4)	(4)

Balance at December 31, 2010		180	1,168	(312)	4	142	154	1,028

Balance at January 1, 2009		164	1,154	(347)	4	157	(628)	504
Total comprehensive income for the year		—	—	—	—	(65)	258	193
Equity dividends paid	9	—	—	—	—	—	(228)	(228)
Issue of ordinary shares, net of expenses		16	5	—	—	—	419	440
Share of joint ventures’ settlement of share awards by employee benefit trust		—	—	30	—	—	(32)	(2)
Share of joint ventures’ increase in share based remuneration reserve		—	—	—	—	—	9	9

Balance at December 31, 2009		180	1,159	(317)	4	92	(202)	916

REED ELSEVIER PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	Basis of financial statements

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

The accounting policies adopted in the preparation of the combined financial statements are set out on pages F-10 to F-17.

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

When foreign operations are disposed of, the related cumulative translation differences are recognised within the income statement in the period.

2.	Accounting policies – (continued)

Taxation

The tax expense represents the sum of the tax payable on the current year taxable profits, adjustments in respect of prior year taxable profits and the movements on deferred tax that are recognised in the income statement. Tax arising in joint ventures is included in the share of results of joint ventures.

The tax payable on current year taxable profits is calculated using the applicable tax rate that has been enacted, or substantively enacted, by the date of the statement of financial position.

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

Deferred tax is calculated using tax rates that have been substantively enacted at the date of the statement of financial position. Full provision is made for deferred tax which would become payable on the distribution of retained profits from foreign subsidiaries, associates or joint ventures.

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

Standards, amendments and interpretations not yet effective

Recently issued standards, amendments and interpretations and their impact on future accounting policies and reporting have been considered on pages F-16 and F-17 of the combined financial statements.

3.	Administrative expenses

Administrative expenses include £799,000 (2010: £742,000; 2009: £712,000) paid in the year to Reed Elsevier Group plc under a contract for the services of directors and administrative support. Reed Elsevier PLC has no employees (2010: nil; 2009: nil).

4.	Effect of tax credit equalisation on distributed earnings

The tax credit equalisation adjustment arises on ordinary dividends paid by Reed Elsevier PLC to its shareholders and reduces the consolidated profit attributable to ordinary shareholders by 47.1% of the total amount of the tax credit, as set out in the accounting policies in note 2.

5.	Auditor’s remuneration

Audit fees payable by Reed Elsevier PLC were £28,000 (2010: £27,000; 2009: £26,000). Further information on the audit and non audit fees paid by the Reed Elsevier combined businesses to Deloitte LLP and its associates is set out in note 5 to the combined financial statements.

6.	Related party transactions

All transactions with joint ventures, which are related parties of Reed Elsevier PLC, are reflected in these financial statements. Key management personnel are also related parties and comprise the executive directors of Reed Elsevier PLC. Transactions with key management personnel are set out in note 34 to the combined financial statements.

7.	Finance income

	2011 £m	2010 £m	2009 £m
Finance income from joint ventures	1	1	2

8.	Taxation

				2011 £m	2010 £m	2009 £m
UK corporation tax				1	1	6

A reconciliation of the notional tax charge based on the applicable rate of tax to the actual total tax expense is set out below.
				2011 £m	2010 £m	2009 £m
Profit before tax				390	328	201

Tax at applicable rate 26.5% (2010: 28%; 2009: 28%)				103	92	56
Tax at applicable rate on share of results of joint ventures				(107)	(96)	(60)
Other				5	5	10

Tax expense				1	1	6

9. Equity dividends
Ordinary dividends declared in the year	2011 pence	2010 pence	2009 pence	2011 £m	2010 £m	2009 £m
Ordinary shares
Final for prior financial year	15.0p	15.0p	15.0p	180	180	163
Interim for financial year	5.65p	5.4p	5.4p	68	65	65

Total	20.65p	20.4p	20.4p	248	245	228

        The directors of Reed Elsevier PLC have proposed a final dividend of 15.9p (2010: 15.0p; 2009: 15.0p). The cost of funding the proposed final dividend is expected to be £191 million. No liability has been recognised at the statement of financial position date.

Ordinary dividends paid and proposed relating to the financial year				2011 pence	2010 pence	2009 pence
Ordinary shares
Interim (paid)				5.65p	5.4p	5.4p
Final (proposed)				15.9p	15.0p	15.0p

Total				21.55p	20.4p	20.4p

10. Earnings per ordinary share (“EPS”)

				2011
				Weighted average number of shares (millions)	Earnings £m	EPS pence
Basic EPS				1,202.0	389	32.4p

Diluted EPS				1,211.7	389	32.1p

				2010
				Weighted average number of shares (millions)	Earnings £m	EPS pence
Basic EPS				1,199.1	327	27.3p

Diluted EPS				1,205.1	327	27.1p

10.	Earnings per ordinary share (“EPS”) – (continued)

	2009
	Weighted average number of shares (millions)	Earnings £m	EPS pence
Basic EPS	1,131.4	195	17.2p

Diluted EPS	1,139.5	195	17.1p

The diluted EPS figures are calculated after taking account of the effect of potential additional ordinary shares arising from share options and conditional shares.

The weighted average number of shares is after deducting shares held in treasury. Movements in the number of shares in issue net of treasury shares for the year ended December 31, 2011 are shown below.

	Year Ended December 31,
	Shares in issue (millions)	Treasury shares (millions)	2011 Shares in issue net of treasury shares (millions)	2010 Shares in issue net of treasury shares (millions)	2009 Shares in issue net of treasury shares (millions)
Number of ordinary shares
At January 1	1,249.3	(48.9)	1,200.4	1,197.7	1,082.6
Issue of ordinary shares	1.6	—	1.6	2.0	110.4
Net release of shares by employee benefit trust	—	0.6	0.6	0.7	4.7

At December 31	1,250.9	(48.3)	1,202.6	1,200.4	1,197.7

Weighted average number of equivalent ordinary shares during the year			1,202.0	1,199.1	1,131.4

The weighted average number of shares used in the diluted EPS calculations above is after deducting shares held in treasury and is derived as follows:

	2011 (millions)	2010 (millions)	2009 (millions)
Weighted average number of shares — Basic	1,202.0	1,199.1	1,131.4
Weighted average number of dilutive shares under option	9.7	6.0	8.1

Weighted average number of shares — Diluted	1,211.7	1,205.1	1,139.5

11. Statement of cash flows Reconciliation of profit before tax to cash used by operations
	2011 £m	2010 £m	2009 £m
Profit before tax	390	328	201
Effect of tax credit equalisation on distributed earnings	13	13	12
Net finance income	(1)	(1)	(2)
Share of results of joint ventures	(404)	(342)	(213)

Cash used by operations	(2)	(2)	(2)

11.	Statement of cash flows – (continued)

Reconciliation of net funding balances due from joint ventures

				2011 £m	2010 £m	2009 £m
At January 1				274	521	777
Cash flow				358	(247)	(256)

At December 31				632	274	521

12. Investments in joint ventures

				2011 £m	2010 £m	2009 £m
Share of results of joint ventures				404	342	213
Share of joint ventures’:
Net (expense)/income recognised directly in equity				(14)	25	(3)
Acquisition of non-controlling interests				(23)	—	—
Fair value movements on available for sale investments				—	—	1
Increase/(decrease) in share based remuneration reserve				14	(4)	9
Settlement of share awards by employee benefit trust				—	—	(2)
Equalisation adjustments				(18)	(13)	(12)
Dividends received from joint ventures				(600)	(589)	—
Increase in investment in joint ventures				—	596	462
Increase/(decrease) in net funding balances due from joint ventures				358	(247)	(256)

Net movement in the year				121	110	412
At January 1				1,037	927	515

At December 31				1,158	1,037	927

        During the year the company received a dividend of £600 million from Reed Elsevier Group plc.

        Summarised information showing total amounts in respect of joint ventures and Reed Elsevier PLC shareholders’ 52.9% share is set out below.

Total joint ventures				Reed Elsevier PLC shareholders’ share
	2011 £m	2010 £m	2009 £m	2011 £m	2010 £m	2009 £m
Revenue	6,002	6,055	6,071	3,175	3,203	3,212
Net profit for the year	767	648	395	404	342	213

12.	Investments in joint ventures – (continued)

Reed Elsevier PLC’s share of joint ventures’ net profit attributable to parent company shareholders for the year excludes the net loss that arose directly in Reed Elsevier PLC of £2 million (2010: £2 million; 2009: £6 million).

	Total joint ventures			Reed Elsevier PLC shareholders’ share
	2011 £m	2010 £m	2009 £m	2011 £m	2010 £m	2009 £m
Total assets	11,503	11,158	11,334	6,085	5,903	5,996
Total liabilities	(9,306)	(9,188)	(9,575)	(5,559)	(5,140)	(5,590)

Net assets	2,197	1,970	1,759	526	763	406

Attributable to:
Joint ventures	2,172	1,943	1,732	526	763	406
Non-controlling interests	25	27	27	—	—	—

	2,197	1,970	1,759	526	763	406

Funding balances due from joint ventures				632	274	521

Total				1,158	1,037	927

The above amounts exclude assets and liabilities held directly by Reed Elsevier PLC and include the counterparty balances of amounts owed to and by other Reed Elsevier businesses. Included within Reed Elsevier PLC’s share of assets and liabilities are cash and cash equivalents of £384 million (2010: £393 million; 2009: £388 million) and borrowings of £2,265 million (2010: £2,276 million; 2009: £2,849 million) respectively.

13.	Share capital

	No. of shares	£m
Authorised
Ordinary shares of 14 51/116p each	1,250,913,565	180
Unclassified shares of 14 51/116p each	787,158,643	114

Total		294

All of the ordinary shares rank equally with respect to voting rights and rights to receive dividends. There are no restrictions on the rights to transfer shares.

Called up share capital — issued and fully paid

	2011		2010		2009
	No. of shares	£m	No. of shares	£m	No. of shares	£m
At January 1	1,249,286,224	180	1,247,275,833	180	1,136,924,693	164
Issue of ordinary shares	1,627,341	—	2,010,391	—	110,351,140	16

At December 31	1,250,913,565	180	1,249,286,224	180	1,247,275,833	180

The issue of ordinary shares relates to the exercise of share options and the 2009 share placing. Details of share option and conditional share schemes are set out in note 8 to the Reed Elsevier combined financial statements.

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

Details of shares held in treasury are provided in note 15.

14.	Share premium

	2011 £m	2010 £m	2009 £m
At January 1	1,168	1,159	1,154
Issue of ordinary shares, net of expenses	8	9	5

At December 31	1,176	1,168	1,159

15. Shares held in treasury
	2011 £m	2010 £m	2009 £m
At January 1	312	317	347
Share of joint ventures’ settlement of share awards by employee benefit trust	(4)	(5)	(30)

At December 31	308	312	317

Further details of shares held in treasury are provided in note 31 to the Reed Elsevier combined financial statements. 16. Capital redemption reserve
	2011 £m	2010 £m	2009 £m
At January 1 and December 31	4	4	4

17. Translation reserve
	2011 £m	2010 £m	2009 £m
At January 1	142	92	157
Share of joint ventures’ exchange differences on translation of foreign operations	17	50	(65)

At December 31	159	142	92

18. Other reserves
	2011 £m	2010 £m	2009 £m
At January 1	(154)	(202)	(628)
Profit attributable to ordinary shareholders	389	327	195
Issue of ordinary shares, net of expenses	—	—	419
Share of joint ventures’:
Actuarial (losses)/gains on defined benefit pension schemes	(60)	(33)	3
Fair value movements on available for sale investments	(1)	—	—
Fair value movements on disposal of available for sale investments	—	—	1
Fair value movements on cash flow hedges	(12)	(31)	28
Tax recognised directly in equity	22	15	(13)
Increase/(decrease) in share based remuneration reserve	14	(4)	9
Settlement of share awards by employee benefit trust	(4)	(5)	(32)
Acquisition of non-controlling interest	(23)	—	—
Transfer to net profit from hedge reserve	20	24	44
Equalisation adjustments	(5)	—	—
Equity dividends paid	(248)	(245)	(228)

At December 31	(62)	(154)	(202)

19.	Contingent liabilities

There are contingent liabilities in respect of borrowings of joint ventures guaranteed by Reed Elsevier PLC as follows:

	2011 £m	2010 £m	2009 £m
Guaranteed jointly and severally with Reed Elsevier NV	3,920	3,924	4,381

Financial instruments disclosures in respect of the borrowings covered by the above guarantees are given in note 19 to the Reed Elsevier combined financial statements.

20.	Approval of financial statements

The consolidated financial statements were approved by the Board of directors on 15 February 2012.

REED ELSEVIER NV

CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the members of the Supervisory and Executive Boards and the shareholders of Reed Elsevier NV:

We have audited the accompanying consolidated statements of financial position of Reed Elsevier NV and its subsidiaries (“the Company”) as of December 31, 2011, 2010 and 2009, and the related consolidated income statements, and statements of comprehensive income, cash flows and changes in equity for each of the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Reed Elsevier NV and its subsidiaries as at December 31, 2011, 2010 and 2009, and the results of its operations and cash flows for each of the years then ended, in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 15, 2012 expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/ DELOITTE ACCOUNTANTS B.V.

Amsterdam, The Netherlands

February 15, 2012

REED ELSEVIER NV

CONSOLIDATED INCOME STATEMENT

FOR THE YEAR ENDED DECEMBER 31, 2011

	Note	2011 €m	2010 €m	2009 €m
Administrative expenses	4	(2)	(2)	(2)
Share of results of joint ventures	12	420	367	197

Operating profit		418	365	195
Finance income	7	20	14	22

Profit before tax		438	379	217
Taxation	8	(1)	(3)	2

Profit attributable to ordinary shareholders		437	376	219

REED ELSEVIER NV

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

FOR THE YEAR ENDED DECEMBER 31, 2011

	2011 €m	2010 €m	2009 €m
Profit attributable to ordinary shareholders	437	376	219
Share of joint ventures’ other comprehensive income for the year	20	71	42

Total comprehensive income for the year	457	447	261

	Note	2011	2010	2009
Earnings per ordinary share (EPS)
Basic earnings per share	10	€0.59	€0.51	€0.32
Diluted earnings per share	10	€0.59	€0.51	€0.31

REED ELSEVIER NV

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2011

	Note	2011 €m	2010 €m	2009 €m
Cash flows from operating activities
Cash used by operations	11	(3)	(1)	(2)
Interest received		20	14	24
Tax paid		(5)	(4)	(8)

Net cash from operating activities		12	9	14

Cash flows from investing activities
Dividends received from joint ventures	12	—	1,093	—
Increase in investment in joint ventures	12	—	(719)	(531)

Net cash from/(used in) investing activities		—	374	(531)

Cash flows from financing activities
Equity dividends paid	9	(289)	(281)	(260)
Proceeds on issue of ordinary shares		2	2	470
Decrease/(increase) in net funding balances due from joint ventures	11	275	(104)	298

Net cash (used in)/from financing activities		(12)	(383)	508

Net decrease in cash and cash equivalents		—	—	(9)

Cash and cash equivalents at beginning of year		3	3	12

Cash and cash equivalents at end of year		3	3	3

REED ELSEVIER NV

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

AS AT DECEMBER 31, 2011

	Note	2011 €m	2010 €m	2009 €m
Non-current assets
Investments in joint ventures	12	1,359	1,198	1,031
Current assets
Amounts due from joint ventures		2	2	2
Cash and cash equivalents		3	3	3

		5	5	5

Total assets		1,364	1,203	1,036

Current liabilities
Payables	13	10	11	10
Taxation		51	55	56

Total liabilities		61	66	66

Net assets		1,303	1,137	970

Capital and reserves
Share capital issued	14	54	54	53
Paid-in surplus	15	2,171	2,169	2,168
Shares held in treasury (including in joint ventures)	16	(432)	(433)	(434)
Translation reserve	17	6	(51)	(153)
Other reserves	18	(496)	(602)	(664)

Total equity		1,303	1,137	970

REED ELSEVIER NV

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2011

	Note	Share capital €m	Paid-in surplus €m	Shares held in treasury €m	Translation reserve €m	Other reserves €m	Total equity €m
Balance at January 1, 2011		54	2,169	(433)	(51)	(602)	1,137
Total comprehensive income for the year		—	—	—	54	403	457
Equity dividends paid	9	—	—	—	—	(289)	(289)
Issue of ordinary shares, net of expenses		—	2	—	—	—	2
Share of joint ventures’ settlement of share awards by employee benefit trust		—	—	4	—	(4)	—
Share of joint ventures’ increase in share based remuneration reserve		—	—	—	—	16	16
Share of joint ventures’ acquisition of non-controlling interest		—	—	—	—	(25)	(25)
Equalisation adjustments		—	—	—	—	5	5
Exchange translation difference		—	—	(3)	3	—	—

Balance at December 31, 2011		54	2,171	(432)	6	(496)	1,303

Balance at January 1, 2010		53	2,168	(434)	(153)	(664)	970
Total comprehensive income for the year		—	—	—	98	349	447
Equity dividends paid	9	—	—	—	—	(281)	(281)
Issue of ordinary shares, net of expenses		1	1	—	—	—	2
Share of joint ventures’ settlement of share awards by employee benefit trust		—	—	5	—	(5)	—
Share of joint ventures’ decrease in share based remuneration reserve		—	—	—	—	(4)	(4)
Equalisation adjustments		—	—	—	—	3	3
Exchange translation differences		—	—	(4)	4	—	—

Balance at December 31, 2010		54	2,169	(433)	(51)	(602)	1,137

Balance at January 1, 2009		49	1,712	(477)	(138)	(655)	491
Total comprehensive income for the year		—	—	—	(25)	286	261
Equity dividends paid	9	—	—	—	—	(260)	(260)
Issue of ordinary shares, net of expenses		4	456	21	—	(11)	470
Share of joint ventures’ settlement of share awards by employee benefit trust		—	—	32	—	(34)	(2)
Share of joint ventures’ increase in share based remuneration reserve		—	—	—	—	10	10
Exchange translation differences		—	—	(10)	10	—	—

Balance at December 31, 2009		53	2,168	(434)	(153)	(664)	970

REED ELSEVIER NV

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	Basis of financial statements

These consolidated financial statements report the consolidated income statement, cash flow and financial position of Reed Elsevier NV, which have been prepared under the historical cost convention.

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

Combined financial statements

The accounting policies adopted in the preparation of the combined financial statements are set out on pages F-10 to F-17.

Basis of valuation of assets and liabilities

Reed Elsevier NV’s 50% economic interest in the net assets of the combined businesses has been shown on the consolidated statement of financial position as investments in joint ventures, net of the assets and liabilities reported as part of Reed Elsevier NV. Joint ventures are accounted for using the equity method.

Assets and liabilities are stated at historical cost, less provision, if appropriate, for any impairment in value.

2.	Accounting policies – (continued)

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

The tax payable on current year taxable profits is calculated using the applicable tax rate that has been enacted, or substantively enacted, by the date of the statement of financial position.

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

Deferred tax is calculated using tax rates that have been substantively enacted at the date of the statement of financial position. Full provision is made for deferred tax which would become payable on the distribution of retained profits from foreign subsidiaries, associates or joint ventures.

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

Standards, amendments and interpretations not yet effective

Recently issued standards, amendments and interpretations and their impact on future accounting policies and reporting have been considered on pages F-16 and F-17 of the combined financial statements.

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

Reed Elsevier NV consolidated profit attributable to ordinary shareholders	Note	2011	2010	2009
Reed Elsevier combined businesses net profit attributable to parent company shareholders in pounds sterling		£760m	£642m	£391m
Reed Elsevier combined businesses net profit attributable to parent company shareholders in euros		€874m	€751m	€438m
Reed Elsevier NV’s 50% share of combined net profit attributable to ordinary shareholders		€437m	€376m	€219m

3.	Basis of preparation – (continued)

Reed Elsevier NV consolidated total equity	2011	2010	2009
Reed Elsevier combined shareholders’ equity in pounds sterling	£2,172m	£1,943m	£1,732m
Reed Elsevier combined shareholders’ equity in pounds sterling translated into euros at year end exchange rates (2011: €1.15 to £1.00; 2010: €1.17 to £1.00; 2009: €1.12 to £1.00)	€2,606m	€2,273m	€1,940m
Reed Elsevier NV’s 50% share of combined equity	€1,303m	€1,137m	€970m

4.	Administrative expenses

Administrative expenses are stated after the gross remuneration for present and former directors of Reed Elsevier NV in respect of services rendered to Reed Elsevier NV and the combined businesses. Fees for members of the Supervisory Board of Reed Elsevier NV of €0.3 million (2010: €0.3 million; 2009: €0.2 million) are included in gross remuneration. Insofar as gross remuneration is related to services rendered to Reed Elsevier Group plc group and Elsevier Reed Finance BV group, it is borne by these groups. Reed Elsevier NV has no employees (2010: nil; 2009: nil).

5.	Auditor’s remuneration

Audit fees payable by Reed Elsevier NV were €50,000 (2010: €48,000; 2009: €48,000). Further information on the audit and non audit fees paid by the Reed Elsevier combined businesses to Deloitte Accountants B.V. and its associates is set out in note 5 to the combined financial statements.

6.	Related party transactions

All transactions with joint ventures, which are related parties of Reed Elsevier NV, are reflected in these financial statements. Key management personnel are also related parties and comprise the members of the Executive Board of Reed Elsevier NV. Transactions with key management personnel are set out in note 34 to the combined financial statements.

7.	Finance income

	2011 €m	2010 €m	2009 €m
Finance income from joint ventures	20	14	22

8.	Taxation

A reconciliation of the notional tax charge based on the applicable rate of tax to the actual total tax expense is set out below.

	2011 €m	2010 €m	2009 €m
Profit before tax	438	379	217

Tax at applicable rate 25.0% (2010: 25.5%; 2009: 25.5%)	110	97	55
Tax at applicable rate on share of results of joint ventures	(105)	(94)	(50)
Other	(4)	—	(7)

Tax expense/(credit)	1	3	(2)

9.	Equity dividends

Ordinary dividends declared in the year	2011 €	2010 €	2009 €	2011 €m	2010 €m	2009 €m
Ordinary shares
Final for prior financial year	€0.303	€0.293	€0.290	212	205	185
Interim for financial year	€0.110	€0.109	€0.107	77	76	75
R shares	—	—	—	—	—	—

Total	€0.413	€0.402	€0.397	289	281	260

9.	Equity dividends – (continued)

The directors of Reed Elsevier NV have proposed a final dividend of €0.326 (2010: €0.303; 2009: €0.293). The cost of funding the proposed final dividend is expected to be €228 million. No liability has been recognised at the statement of financial position date.

Ordinary dividends paid and proposed relating to the financial year	2011 €	2010 €	2009 €
Ordinary shares
Interim (paid)	€0.110	€0.109	€0.107
Final (proposed)	€0.326	€0.293	€0.293
R shares	—	—	—

Total	€0.436	€0.402	€0.400

10.	Earnings per ordinary share (“EPS”)

	2011
	Weighted average number of shares (millions)	Earnings €m	EPS €
Basic EPS	735.3	437	€0.59

Diluted EPS	740.8	437	€0.59

	2010
	Weighted average number of shares (millions)	Earnings €m	EPS €
Basic EPS	734.5	376	€0.51

Diluted EPS	737.8	376	€0.51

	2009
	Weighted average number of shares (millions)	Earnings €m	EPS €
Basic EPS	693.9	219	€0.32

Diluted EPS	698.7	219	€0.31

The diluted EPS figures are calculated after taking account of the effect of potential additional ordinary shares arising from share options and conditional shares.

10.	Earnings per ordinary share (“EPS”) – (continued)

The weighted average number of shares reflects the equivalent ordinary shares amount taking into account R shares and is after deducting shares held in treasury. Movements in the number of shares in issue net of treasury shares for the year ended December 31, 2011 are shown below.

	Year Ended December 31,
	Shares in issue (millions)	Treasury shares (millions)	2011 Shares in issue net of treasury shares (millions)	2010 Shares in issue net of treasury shares (millions)	2009 Shares in issue net of treasury shares (millions)
Number of ordinary shares
At January 1	723.9	(31.7)	692.2	691.5	625.4
Issue of ordinary shares	0.2	—	0.2	0.2	63.1
Net release of shares by employee benefit trust	—	0.4	0.4	0.5	3.0

At December 31	724.1	(31.3)	692.8	692.2	691.5

Weighted average number of equivalent ordinary shares during the year			735.3	734.5	693.9

The average number of equivalent ordinary shares takes into account the R shares in the company held by a subsidiary of Reed Elsevier PLC, which represents a 5.8% interest in the company’s share capital.

The weighted average number of shares used in the calculation of diluted EPS is after deducting shares held in treasury and is derived as follows:

	2011 (millions)	2010 (millions)	2009 (millions)
Weighted average number of shares — Basic	735.3	734.5	693.9
Weighted average number of dilutive shares under options	5.5	3.3	4.8

Weighted average number of shares — Diluted	740.8	737.8	698.7

11.	Statement of cash flows

Reconciliation of profit before tax to cash used by operations

	2011 €m	2010 €m	2009 €m
Profit before tax	438	379	217
Finance income	(20)	(14)	(22)
Share of results of joint ventures	(420)	(367)	(197)
(Decrease)/increase in payables	(1)	1	—

Cash used by operations	(3)	(1)	(2)

Reconciliation of net funding balances due from joint ventures

	2011 €m	2010 €m	2009 €m
At January 1	1,359	1,255	1,553
Cash flow	(275)	104	(298)

At December 31	1,084	1,359	1,255

12.	Investments in joint ventures

	2011 €m	2010 €m	2009 €m
Share of results of joint ventures	420	367	197
Share of joint ventures’:
Net income recognised directly in equity	20	71	41
Fair value movements on available for sale investments	—	—	1
Increase/(decrease) in share based remuneration reserve	16	(4)	10
Acquisition of non-controlling interests	(25)	—	—
Settlement of share awards by employee benefit trust	—	—	(2)
Equalisation adjustments	5	3	—
Dividends received from joint ventures	—	(1,093)	—
Increase in investment in joint ventures	—	719	531
(Decrease)/increase in net funding balances due from joint ventures	(275)	104	(298)

Net movement in the year	161	167	480
At January 1	1,198	1,031	551

At December 31	1,359	1,198	1,031

Summarised information showing total amounts in respect of joint ventures and Reed Elsevier NV shareholders’ 50% share is set out below:

	Total joint ventures			Reed Elsevier NV shareholders’ share
	2011 €m	2010 €m	2009 €m	2011 €m	2010 €m	2009 €m
Revenue	6,902	7,084	6,800	3,451	3,542	3,400
Net profit for the year	882	758	442	420	367	197

Reed Elsevier NV’s share of joint ventures’ net profit attributable to parent company shareholders for the year excludes the net profit that arose directly in Reed Elsevier NV of €17 million (2010: €9 million; 2009: €22 million).

	Total joint ventures			Reed Elsevier NV shareholders’ share
	2011 €m	2010 €m	2009 €m	2011 €m	2010 €m	2009 €m
Total assets	13,804	13,055	12,694	6,897	6,523	6,342
Total liabilities	(11,168)	(10,750)	(10,724)	(6,622)	(6,684)	(6,566)

Net assets/(liabilities)	2,636	2,305	1,970	275	(161)	(224)

Attributable to:
Joint ventures	2,606	2,273	1,940	275	(161)	(224)
Non-controlling interests	30	32	30	—	—	—

	2,636	2,305	1,970	275	(161)	(224)

Net funding balances due from joint ventures				1,084	1,359	1,255

Total				1,359	1,198	1,031

The above amounts exclude assets and liabilities held directly by Reed Elsevier NV and include the counterparty balances of amounts owed to and by other Reed Elsevier businesses. Included within Reed Elsevier NV’s share of assets and liabilities are cash and cash equivalents of €433 million (2010: €431 million; 2009: €408 million) and borrowings of €2,561 million (2010: €2,508 million; 2009: €2,625 million) respectively.

13.	Payables

Included within payables are employee convertible debenture loans of €8 million (2010: €9 million; 2009: €10 million) with a weighted average interest rate of 3.13% (2010: 3.30%; 2009: 4.04%). Depending on the conversion terms, the surrender of €200 par value debenture loans qualifies for 50 Reed Elsevier NV ordinary shares.

14.	Share capital

Authorised

	No. of shares	€m
Ordinary shares of €0.07 each	1,800,000,000	126
R shares of €0.70 each	26,000,000	18

Total		144

Issued and fully paid

	R shares Number	Ordinary shares Number	R shares €m	Ordinary shares €m	Total €m
At January 1, 2009	4,050,720	660,629,462	3	46	49
Issue of ordinary shares	252,459	63,063,439	—	4	4

At January 1, 2010	4,303,179	723,692,901	3	50	53
Issue of ordinary shares	—	184,116	—	1	1

At January 1, 2011	4,303,179	723,877,017	3	51	54
Issue of ordinary shares	—	200,738	—	—	—

At December 31, 2011	4,303,179	724,077,755	3	51	54

The issue of shares relates to the exercise of share options and the 2009 share placing. Details of share option and conditional share schemes are set out in note 8 to the Reed Elsevier combined financial statements.

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

At December 31, 2011 4,303,179 R shares were held by a subsidiary of Reed Elsevier PLC. The R shares are convertible at the election of the holders into ten ordinary shares each and each R share carries an entitlement to cast ten votes. They have otherwise the same rights as the ordinary shares, except that Reed Elsevier NV may pay a lower dividend on the R shares.

15.	Paid-in surplus

	2011 €m	2010 €m	2009 €m
At January 1	2,169	2,168	1,712
Issue of ordinary shares	2	1	456

At December 31	2,171	2,169	2,168

Within paid-in surplus, an amount of €1,994 million (2010: €1,992 million; 2009: €1,991 million) is free of tax.

16.	Shares held in treasury

	2011 €m	2010 €m	2009 €m
At January 1	433	434	477
Release of R shares from treasury	—	—	(21)
Share of joint ventures’ settlement of share awards by employee benefit trust	(4)	(5)	(32)
Exchange translation differences	—	4	10

At December 31	429	433	434

Further details of shares held in treasury are provided in note 31 to the Reed Elsevier combined financial statements.

17.	Translation reserve

	2011 €m	2010 €m	2009 €m
At January 1	(51)	(153)	(138)
Share of joint ventures’ exchange differences on translation of foreign operations	54	98	(25)
Exchange translation differences on capital and reserves	3	4	10

At December 31	6	(51)	(153)

18.	Other reserves

	2011 €m	2010 €m	2009 €m
At January 1	(602)	(664)	(655)
Profit attributable to ordinary shareholders	437	376	219
Issue of ordinary shares, net of expenses	—	—	(11)
Share of joint ventures’:
Actuarial (losses)/gains on defined benefit pension schemes	(65)	(37)	4
Fair value movements on available for sale investments	(1)	—	—
Fair value movements on disposal of available for sale investments	—	—	1
Fair value movements on cash flow hedges	(14)	(34)	29
Tax recognised directly in equity	24	17	(14)
Increase/(decrease) in share based remuneration reserve	16	(4)	10
Settlement of share awards by employee benefit trust	(4)	(5)	(34)
Acquisition of non-controlling interests	(25)	—	—
Transfer to net profit from hedge reserve	22	27	47
Equalisation adjustments	5	3	—
Equity dividends paid	(289)	(281)	(260)

At December 31	(496)	(602)	(664)

19.	Contingent liabilities

There are contingent liabilities in respect of borrowings of joint ventures guaranteed by Reed Elsevier NV as follows:

	2011 €m	2010 €m	2009 €m
Guaranteed jointly and severally with Reed Elsevier PLC	4,704	4,591	4,913

Financial instruments disclosures in respect of the borrowings covered by the above guarantees are given in note 19 to the Reed Elsevier combined financial statements.

20.	Approval of financial statements

The consolidated financial statements were approved by the Combined Board of directors on 15 February 2012.

GLOSSARY OF TERMS

Terms used in Annual Report on Form 20-F	US equivalent or brief description

Accruals	Accrued expenses

Adjusted operating cash flow	Cash generated from operations plus dividends from joint ventures less net capital expenditure on property, plant and equipment and internally developed intangible assets, and excluding payments in relation to exceptional restructuring and acquisition related costs

Adjusted operating margin	Adjusted operating profit expressed as a percentage of revenue. This is a key financial measure used by management to evaluate performance and allocate resources

Adjusted operating profit	Operating profit before amortisation and impairment of acquired intangible assets and goodwill, exceptional restructuring and acquisition related costs, the share of profit on disposals in joint ventures, and grossed up to exclude the equity share of taxes in joint ventures. This is a key financial measure used by management to evaluate performance and allocate resources and is presented in accordance with IFRS8: Operating Segments

Allotted	Issued

Associate	An entity in which Reed Elsevier has a participating interest and, in the opinion of the directors, can exercise significant influence on its management

Bank borrowings	Payable to banks

Called up share capital	Issued share capital

Capital and reserves	Shareholders’ equity

Cash flow conversion	Adjusted operating cash flow expressed as a percentage of adjusted operating profit

Combined businesses	Reed Elsevier PLC, Reed Elsevier NV, Reed Elsevier Group plc and Elsevier Reed Finance BV and their respective subsidiaries, associates and joint ventures

Current instalments of loans	Long term debt due within one year

Effective tax rate on adjusted operating profit	Tax rate excluding movements on deferred tax balances not expected to crystallise in the near term, more closely aligning with cash taxes payable, and includes the benefit of deductible tax amortisation on acquired goodwill and intangible assets

EPS	Earnings per ordinary share

Finance lease	Capital lease

Free cash flow	Operating cash flow excluding the effects of interest, tax and dividends

Invested capital	Average capital employed in the year expressed at the average exchange rates for the year. Capital employed represents the net assets of the business before borrowings and derivative financial instruments and current and deferred taxes, after adding back the cumulative amortisation and impairment of acquired intangible assets and goodwill and deducting from goodwill the gross up in respect of deferred tax liabilities recognised on acquisition of intangible assets

Investments	Non-current investments

Freehold	Ownership with absolute rights in perpetuity

Interest receivable	Interest income

Interest payable	Interest expense

Net borrowings	Gross borrowings, less related derivative financial instrument assets and cash and cash equivalents

Net cash acquired	Cash less debt acquired with a business

Prepayments	Prepaid expenses

Profit	Income

Profit attributable	Net income

Reed Elsevier	Reed Elsevier PLC, Reed Elsevier NV, Reed Elsevier Group plc and Elsevier Reed Finance BV and their respective subsidiaries, associates and joint ventures

Share based remuneration	Stock based compensation

Shareholders’ equity	Shareholders’ funds

Share premium account	Premiums paid in excess of par value of ordinary shares

Return on invested capital	Post tax adjusted operating profit expressed as a percentage of average capital employed. This is a key financial measure used by management

Revenue	Sales

Underlying growth	The year on year growth calculated excluding the effects of acquisitions, disposals and the impact of currency translation. This is a key financial measure as it provides an assessment of year on year organic growth without distortion for part year contributions and the impact of changes in foreign exchange rates

ITEM 19: EXHIBITS

Exhibits filed as part of this annual report

1.1	Articles of Association of Reed Elsevier PLC (incorporated by reference from Exhibit 4.1 to the Registration Statement on Form S-8 filed with the SEC on May 25, 2010)
1.2	Articles of Association of Reed Elsevier NV (incorporated by reference from Exhibit 1.2 to the 2009 Annual Report on Form 20-F filed with the SEC on March 18, 2010)
1.3	Governing Agreement, (as amended on February 14, 2012) between Reed Elsevier PLC and Reed Elsevier NV
1.4	RHBV Agreement, dated December 23, 1992 among Elsevier NV and Reed Holding B.V. (incorporated by reference from Exhibit 1.4 to the 2002 Annual Report on Form 20-F filed with the SEC on March 10, 2003)
2.1	Deposit Agreement, dated as of October 27, 2003 among Reed Elsevier PLC, The Bank of New York and all holders from time to time of American Depositary Receipts (incorporated by reference from Exhibit(a)(1) to Amendment No. 1 to the Registration Statement on Form F-6 filed by Reed Elsevier PLC with the SEC on October 17, 2003)
2.2	Deposit Agreement, dated as of October 27, 2003 among Reed Elsevier NV, The Bank of New York and all holders from time to time of American Depositary Receipts (incorporated by reference from Exhibit(a)(1) to Amendment No. 1 to the Registration Statement on Form F-6 filed by Reed Elsevier NV with the SEC on October 17, 2003)
4.1	Reed Elsevier Group plc Share Option Scheme (incorporated by reference from Exhibit 4.3 to the 2003 Annual Report on Form 20-F filed with the SEC on March 15, 2004)
4.2	Reed Elsevier Group plc Long Term Incentive Share Option Scheme (incorporated by reference from Exhibit 4.3 to the 2003 Annual Report on Form 20-F filed with the SEC on March 15, 2004)
4.3	Reed Elsevier Group plc Bonus Investment Plan (incorporated by reference from Exhibit 4.3 to the 2003 Annual Report on Form 20-F filed with the SEC on March 15, 2004)
4.4	Reed Elsevier Group plc Bonus Investment Plan (2002) (incorporated by reference from Exhibit 4.3 to the 2003 Annual Report on Form 20-F filed with the SEC on March 15, 2004)
4.5	Reed Elsevier Group plc Executive Share Option Schemes (No. 2) (incorporated by reference from Exhibit 4.3 to the 2003 Annual Report on Form 20-F filed with the SEC on March 15, 2004)
4.6	Reed Elsevier Group plc Executive UK and Overseas Share Option Schemes (incorporated by reference from Exhibit 10.6 to the 2000 Form F-3 Registration Statement)
4.7	Reed Elsevier Group plc Retention Share Plan (as amended on March 13, 2006) (incorporated by reference from exhibit 4.9 on the 2006 Annual Report on Form 20-F filed with the SEC on March 22, 2007)
4.8	Reed Elsevier US Salary Investment Plan (incorporated by reference from Exhibit 4.10 to the Registration Statement on Form S-8 filed with the SEC on October 2, 2000)
4.9	Reed Elsevier Group plc Long Term Incentive Share Option Scheme (as restated for awards granted on or after April 19, 2006) (incorporated by reference from exhibit 4.11 to the 2006 Annual Report on Form 20-F filed with the SEC on March 22, 2007)
4.10	Reed Elsevier Group plc Bonus Investment Plan 2010 (incorporated by reference from Exhibit 4.3 to the Registration Statement on Form S-8 filed with the SEC on May 25, 2010)
4.11	Reed Elsevier Group plc Growth Plan (incorporated by reference from Exhibit 4.4 to the Registration Statement on Form S-8 filed with the SEC on May 25, 2010)
4.12	Reed Elsevier Group plc LexisNexis Risk & Information Analytics Group Long Term Incentive Plan (incorporated by reference from Exhibit 4.5 to the Registration Statement on Form S-8 filed with the SEC on May 25, 2010)
4.13	Reed Elsevier Group plc Long Term Incentive Plan 2010 (incorporated by reference from Exhibit 4.6 to the Registration Statement on Form S-8 filed with the SEC on May 25, 2010)
8.0	List of significant subsidiaries, associates, joint ventures and business units
12.1	Certification Pursuant to Section 302 of Sarbanes-Oxley Act of 2002, by the Chief Executive Officer of Reed Elsevier PLC
12.2	Certification Pursuant to Section 302 of Sarbanes-Oxley Act of 2002, by the Chief Financial Officer of Reed Elsevier PLC
12.3	Certification Pursuant to Section 302 of Sarbanes-Oxley Act of 2002, by the Chief Executive Officer of Reed Elsevier NV

12.4	Certification Pursuant to Section 302 of Sarbanes-Oxley Act of 2002, by the Chief Financial Officer of Reed Elsevier NV
13.1	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, by the Chief Executive Officer of Reed Elsevier PLC
13.2	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, by the Chief Financial Officer of Reed Elsevier PLC
13.3	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, by the Chief Executive Officer of Reed Elsevier NV
13.4	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, by the Chief Financial Officer of Reed Elsevier NV
15.1	Independent Registered Public Accounting Firm’s Consent — Reed Elsevier Combined Financial Statements
15.2	Independent Registered Public Accounting Firm’s Consent — Reed Elsevier PLC Consolidated Financial Statements
15.3	Independent Registered Public Accounting Firm’s Consent — Reed Elsevier NV Consolidated Financial Statements

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

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, each of the Registrants certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorised, on March 12, 2012.

REED ELSEVIER PLC Registrant	REED ELSEVIER NV Registrant

By: /s/ E ENGSTROM E Engstrom Chief Executive Officer	By: /s/ E ENGSTROM E Engstrom Chairman of the Executive Board & Chief Executive Officer

By: /s/ M H ARMOUR M H Armour Chief Financial Officer	By: /s/ M H ARMOUR M H Armour Member, Executive Board & Chief Financial Officer

Dated: March 12, 2012	Dated: March 12, 2012