Form 20-F
period 2012-12-31
REED ELSEVIER PLC; REED ELSEVIER NV
filed 2013-03-12
CIK 929869, 929872

As filed with the Securities and Exchange Commission on March 12, 2013

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

Or

☑	ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

Or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Or

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission file number: 1-3334	Commission file number: 1-13688

REED ELSEVIER PLC	REED ELSEVIER NV
(Exact name of Registrant as specified in its charter)	(Exact name of Registrant as specified in its charter)
England	The Netherlands
(Jurisdiction of incorporation or organisation)	(Jurisdiction of incorporation or organisation)
1-3 Strand, London, WC2N 5JR, England	Radarweg 29, 1043 NX, Amsterdam, The Netherlands
(Address of principal executive offices)	(Address of principal executive offices)
Henry Udow	Jans van der Woude
Company Secretary	Company Secretary
Reed Elsevier PLC	Reed Elsevier NV
1-3 Strand, London, WC2N 5JR, England	Radarweg 29, 1043 NX, Amsterdam, The Netherlands
011 44 20 7166 5500	011 31 20 485 2222
henry.udow@reedelsevier.com	j.vanderwoude@reedelsevier.com
(Name, telephone, e-mail and/or facsimile number and address of Company Contact Person)	(Name, telephone, e-mail and/or facsimile number and address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of exchange on which registered
Reed Elsevier PLC:
American Depositary Shares (each representing four Reed Elsevier PLC ordinary shares)	New York Stock Exchange
Ordinary shares of 14 51/116p each (the “Reed Elsevier PLC ordinary shares”)	New York Stock Exchange*
Reed Elsevier NV:
American Depositary Shares (each representing two Reed Elsevier NV ordinary shares)	New York Stock Exchange
Ordinary shares of €0.07 each (the “Reed Elsevier NV ordinary shares”)	New York Stock Exchange*

*	Listed, not for trading, but only in connection with the listing of the applicable Registrant’s American Depositary Shares issued in respect thereof.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuers’ classes of capital or common stock as of December 31, 2012:

Reed Elsevier PLC:	Number of outstanding shares
Ordinary shares of 14 51/116p each	1,257,597,977
Reed Elsevier NV:
Ordinary shares of €0.07 each	725,984,225
R shares of €0.70 each (held by a subsidiary of Reed Elsevier PLC)	4,303,179

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

We consider any statements that are not historical facts to be “forward looking statements”. These statements are based on the current expectations of the management of our businesses and are subject to risks and uncertainties that could cause actual results or outcomes to differ from those expressed in any forward looking statement. These differences could be material; therefore, you should evaluate forward looking statements in light of various important factors, including those set forth or incorporated by reference in this document.

Important factors that could cause actual results to differ materially from estimates or forecasts contained in the forward looking statements include, among others:

—	competitive factors in the industries in which we operate;

—	demand for our products and services;

—	exchange rate fluctuations;

—	general economic, political and business conditions;

—	legislative, fiscal, tax and regulatory developments and political risks;

—	the availability of third party content and data;

—	breaches of our data security systems or other unauthorised access to our databases;

—	our ability to maintain high quality management;

—	changes in law and legal interpretation affecting our intellectual property rights and internet communications;

—	uncertainties as to whether our strategies, business plans and acquisitions will produce the expected returns;

—	significant failures or interruptions of our electronic platforms;

—	failure of third parties to whom we have outsourced business activities;

—	changes in the market values of defined benefit pension scheme assets and in the market related assumptions used to value scheme liabilities;

—	downgrades to the credit ratings of our debt;

—	breaches of generally accepted ethical business standards or applicable statutes;

—	our ability to manage our environmental impact; and

—	other risks referenced from time to time in the filings of Reed Elsevier PLC and Reed Elsevier NV with the Securities and Exchange Commission (the “SEC”).

The terms “estimate”, “project”, “plan”, “intend”, “expect”, “should be”, “will be”, “believe” and similar expressions identify forward looking statements. These forward looking statements are found at various places throughout this annual report and the other documents incorporated by reference in this annual report (see “Item 19: Exhibits” on pages S-3 and S-4 of this annual report).

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

All of the selected financial data for Reed Elsevier set out below has been extracted or derived from the audited combined financial statements.

Combined Income Statement Data(1)

	For the year ended December 31,
	2012(2)	2012	2011	2010	2009	2008
	(in millions)
Amounts in accordance with IFRS:
Revenue	$9,908	£6,116	£6,002	£6,055	£6,071	£5,334
Operating profit(3)	2,200	1,358	1,205	1,090	787	901
Net finance costs	(350)	(216)	(235)	(276)	(291)	(192)
Disposals and other non operating items(4)	73	45	(22)	(46)	(61)	(92)
Profit before tax	1,923	1,187	948	768	435	617
Taxation(5)	(183)	(113)	(181)	(120)	(40)	(155)
Net profit	1,740	1,074	767	648	395	462
Net profit from discontinued operations(6)	—	—	—	—	—	18
Non-controlling interests	(8)	(5)	(7)	(6)	(4)	(4)
Profit attributable to parent companies’ shareholders	1,732	1,069	760	642	391	476

Combined Statement of Financial Position Data(1)

	As at December 31,
	2012(2)	2012	2011	2010	2009	2008
	(in millions)
Amounts in accordance with IFRS:
Total assets	$17,843	£11,014	£11,503	£11,158	£11,334	£12,866
Long term borrowings	(5,122)	(3,162)	(3,300)	(3,786)	(4,028)	(5,694)
Net assets	3,749	2,314	2,197	1,970	1,759	981
Non-controlling interests	(55)	(34)	(25)	(27)	(27)	(28)
Combined shareholders’ equity	3,694	2,280	2,172	1,943	1,732	953

(1)	The combined financial statements are prepared in accordance with accounting policies that are in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and as adopted by the European Union (“EU”). The figures for 2009 and 2008 have been extracted or derived from the combined financial statements for the years ended December 31, 2009 and 2008, not included herein.

(2)	Noon buying rates as at December 31, 2012 have been used to provide a convenience translation into US dollars, see “— Exchange Rates” on page 6. At December 31, 2012 the noon buying rate was $1.62 per £1.00. This compares to the average exchange rate for the year ended December 31, 2012 of $1.59 to £1.00 applied in the translation of the combined income statement for the year.

(3)	Operating profit is stated after charging £329 million in respect of amortisation of acquired intangible assets (2011: £359 million; 2010: £349 million; 2009: £368 million; 2008: £281 million); nil in respect of impairment of acquired intangible assets and goodwill (2011: nil; 2010: nil; 2009: £177 million; 2008: £9 million); nil in respect of exceptional restructuring costs (2011: nil; 2010: £57 million; 2009: £182 million; 2008: £152 million); £21 million in respect of acquisition related costs (2011: £52 million; 2010: £50 million; 2009: £48 million; 2008: £27 million); nil in respect of the share of joint ventures’ profit on disposals (2011: £1 million credit; 2010: nil; 2009: nil; 2008: nil) and £5 million in respect of taxation in joint ventures (2011: £11 million; 2010: £9 million; 2009: £8 million; 2008: £9 million). Impairment charges in 2009 relate principally to Business Information. Exceptional restructuring costs in 2010 relate only to the restructuring of the Business Information business and in 2009 and 2008 relate to the exceptional restructuring programmes across Reed Elsevier.

(4)	Disposals and other non operating items comprise an £86 million profit on disposal of businesses (2011: £12 million loss; 2010: £32 million loss; 2009: £49 million loss; 2008: £86 million loss), a £60 million charge to property provisions on disposed businesses (2011: £16 million; 2010: £22 million; 2009: £20 million; 2008: nil), and a £19 million gain relating to the revaluation of held for trading investments (2011: £6 million gain; 2010: £8 million gain; 2009: £8 million gain; 2008: £6 million loss).

(5)	Taxation in 2012 includes an exceptional prior year tax credit of £96 million (2011: nil; 2010: nil; 2009: nil; 2008: nil) relating to the resolution of a number of significant prior year tax matters.

(6)	Net profit from discontinued operations in 2008 includes the gain of £67 million on disposal of the educational assessment business. Taxes on the completed disposals in 2008 were £49 million.

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

	For the year ended December 31,
	2012(3)		2012		2011		2010		2009		2008
	(in millions, except per share amounts)
Amounts in accordance with IFRS:(1)
Profit before tax(2)	$884		£546		£390		£328		£201		£247
Taxation	10		6		(1)		(1)		(6)		(6)
Profit attributable to ordinary shareholders	894		552		389		327		195		241
Earnings per Reed Elsevier PLC ordinary share from total operations of the combined businesses	74.5	¢	46.0	p	32.4	p	27.3	p	17.2	p	22.1	p
Earnings per Reed Elsevier PLC ordinary share from continuing operations of the combined businesses	74.5	¢	46.0	p	32.4	p	27.3	p	17.2	p	21.2	p
Diluted earnings per Reed Elsevier PLC ordinary share from total operations of the combined businesses	73.5	¢	45.4	p	32.1	p	27.1	p	17.1	p	21.9	p
Dividends per Reed Elsevier PLC ordinary share(4)	35.5	¢	21.9	p	20.65	p	20.4	p	20.4	p	100.9	p
Total assets	$1,955		£1,207		£1,158		£1,037		£927		£515
Total equity/Net assets	1,954		1,206		1,149		1,028		916		504
Weighted average number of shares(5)	1,200.6		1,200.6		1,202.0		1,199.1		1,131.4		1,089.5

(1)	The consolidated financial statements of Reed Elsevier PLC are prepared in accordance with accounting policies that are in conformity with IFRS as issued by the IASB and as adopted by the EU. The figures for 2009 and 2008 have been extracted or derived from the consolidated financial statements for the years ended December 31, 2009 and 2008, not included herein.

(2)	Profit before tax includes Reed Elsevier PLC’s share of the post-tax earnings of joint ventures, being both the continuing and discontinued operations of the Reed Elsevier combined businesses. Profit before tax in 2008 includes Reed Elsevier PLC’s £10 million share of joint ventures’ post-tax gain on disposal of the educational assessment business.

(3)	Noon buying rates as at December 31, 2012 have been used to provide a convenience translation into US dollars, see “— Exchange Rates” on page 6. At December 31, 2012 the noon buying rate was $1.62 per £1.00. This compares to the average exchange rate for the year ended December 31, 2012 of $1.59 to £1.00 applied in the translation of the combined income statement for the year.

(4)	The amount of dividends per Reed Elsevier PLC ordinary share shown excludes the UK tax credit available to certain Reed Elsevier PLC shareholders; see “Item 10: Additional Information — Taxation”.

Dividends declared in the year, in amounts per ordinary share, comprise a 2011 final dividend of 15.9p and 2012 interim dividend of 6.00p giving a total of 21.9p. The directors of Reed Elsevier PLC have proposed a 2012 final dividend of 17.0p (2011: 15.9p; 2010: 15.0p; 2009: 15.0p; 2008: 15.0p), giving a total ordinary dividend in respect of the financial year of 23.0p (2011: 21.55p; 2010: 20.4p; 2009: 20.4p; 2008: 20.3p). Dividends in 2008 included a special distribution of 82.0p per ordinary share paid from the net proceeds of the sale of the Education division.

Dividends per Reed Elsevier PLC ordinary share in respect of the financial year ended December 31, 2012 translated into cents at the noon buying rate on December 31, 2012 were 37.3 cents. See “— Exchange Rates” on page 6.

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

During 2012, Reed Elsevier PLC repurchased 23,288,616 Reed Elsevier PLC ordinary shares.

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

	For the year ended December 31,
	2012(3)	2012	2011	2010	2009	2008
	(in millions, except per share amounts)
Amounts in accordance with IFRS:(1)
Profit before tax(2)	$871	€660	€438	€379	€217	€313
Taxation	(3)	(2)	(1)	(3)	2	(19)
Profit attributable to ordinary shareholders	868	658	437	376	219	294
Earnings per Reed Elsevier NV share from total operations of the combined businesses	$1.19	€0.90	€0.59	€0.51	€0.32	€0.44
Earnings per Reed Elsevier NV share from continuing operations of the combined businesses	$1.19	€0.90	€0.59	€0.51	€0.32	€0.43
Diluted earnings per Reed Elsevier NV share from total operations of the combined businesses	$1.17	€0.89	€0.59	€0.51	€0.31	€0.44
Dividends per Reed Elsevier NV ordinary share(4)	$0.60	€0.456	€0.413	€0.402	€0.397	€2.192
Total assets	$1,927	€1,460	€1,364	€1,203	€1,036	€567
Total equity/Net assets	1,851	1,402	1,303	1,137	970	491
Weighted average number of shares(5)	734.0	734.0	735.3	734.5	693.9	669.0

(1)	The consolidated financial statements of Reed Elsevier NV are prepared in accordance with accounting policies that are in conformity with IFRS as issued by the IASB and as adopted by the EU. The figures for 2009 and 2008 have been extracted or derived from the consolidated financial statements for the years ended December 31, 2009 and 2008, not included herein.

(2)	Profit before tax includes Reed Elsevier NV’s share of post-tax earnings of joint ventures, being both the continuing and discontinued operations of the Reed Elsevier combined businesses. Profit before tax in 2008 includes Reed Elsevier NV’s €11 million share of joint ventures’ post-tax gain on disposal of the educational assessment business.

(3)	Noon buying rates as at December 31, 2012 have been used to provide a convenience translation into US dollars, see “— Exchange Rates” on page 6. At December 31, 2012 the Noon Buying Rate was $1.32 per €1.00. This compares to the average exchange rate for the year ended December 31, 2012 of $1.29 to €1.00 applied in the translation of the combined income statement for the year.

(4)	Dividends declared in the year, in amounts per ordinary share, comprise a 2011 final dividend of €0.326 and 2012 interim dividend of €0.130 giving a total of €0.456. The directors of Reed Elsevier NV have proposed a 2012 final dividend of €0.337 (2011: €0.326; 2010: €0.303; 2009: €0.293; 2008: €0.290), giving a total ordinary dividend in respect of the financial year of €0.467 (2011: €0.436; 2010: €0.412; 2009: €0.400; 2008: €0.404). Dividends in 2008 included a special distribution of €1.767 per ordinary share paid from the net proceeds of the sale of the Education division.

Dividends per Reed Elsevier NV ordinary share in respect of the financial year ended December 31, 2012 translated into dollars at the noon buying rate on December 31, 2012 were $0.62. See “— Exchange Rates” on page 6.

(5)	Weighted average number of shares excludes shares held in treasury and shares held by the Reed Elsevier Group plc Employee Benefit Trust and takes into account the R shares in the company held by a subsidiary of Reed Elsevier PLC, which represent a 5.8% interest in Reed Elsevier NV. On January 7, 2008 the existing ordinary shares were consolidated into new ordinary shares on the basis of 58 new ordinary shares for every 67 existing ordinary shares. For the purposes of calculating earnings per share, the effective date of the share consolidation is deemed to be January 18, 2008, being the date on which the accompanying special distribution was paid. On July 30, 2009 Reed Elsevier NV announced a share placing for 63,030,989 ordinary shares, representing approximately 9.9% of the company’s share capital prior to the placing. The shares were fully subscribed at a price of €7.08 per share, raising €441 million, net of issue costs. Correspondingly Reed Elsevier NV also issued 252,459 new R shares and transferred 135,179 existing R shares held in treasury to a subsidiary of Reed Elsevier PLC at a price of €73.00 per share for total proceeds of €29 million. This share placing was announced in conjunction with a similar share placing by Reed Elsevier PLC.

During 2012 Reed Elsevier NV repurchased 12,660,296 Reed Elsevier NV ordinary shares and 62,341 R shares.

EXCHANGE RATES

For a discussion of the impact of currency fluctuations on Reed Elsevier’s combined results of operations and combined financial position, see “Item 5: Operating and Financial Review and Prospects”.

The following tables illustrate, for the periods and dates indicated, certain information concerning the Noon Buying Rate for pounds sterling expressed in US dollars per £1.00 and for the euro expressed in US dollars per €1.00. The exchange rate on February 27, 2012 was £1.00 = $1.51 and €1.00 = $1.31.

US dollars per £1.00 — Noon Buying Rates

	Period
Year ended December 31,	End	Average(1)	High	Low
2012	1.62	1.59	1.63	1.53
2011	1.55	1.60	1.67	1.54
2010	1.56	1.55	1.64	1.43
2009	1.62	1.57	1.70	1.37
2008	1.45	1.85	2.03	1.44

Month			High	Low
February 2013 (through February 27, 2013)			1.58	1.51
January 2013			1.63	1.57
December 2012			1.63	1.60
November 2012			1.61	1.58
October 2012			1.62	1.59
September 2012			1.63	1.59
August 2012			1.59	1.55

US dollars per €1.00 — Noon Buying Rates

	Period
Year ended December 31,	End	Average(1)	High	Low
2012	1.32	1.29	1.35	1.21
2011	1.29	1.39	1.49	1.29
2010	1.33	1.32	1.45	1.20
2009	1.44	1.40	1.51	1.25
2008	1.41	1.47	1.60	1.24

Month			High	Low
February 2013 (through February 27, 2013)			1.37	1.31
January 2013			1.36	1.30
December 2012			1.33	1.29
November 2012			1.30	1.27
October 2012			1.31	1.29
September 2012			1.31	1.26
August 2012			1.26	1.21

(1)	The average of the Noon Buying Rates on the last day of each month during the relevant period.

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

Legal regulation relating to internet communications, data protection, e-commerce, direct marketing, credit scoring and digital advertising, privacy, information governance and use of public records is becoming more prevalent. Existing and proposed legislation and regulations, including changes in the manner in which such legislation and regulations are interpreted by courts, in the United States, the European Union and other jurisdictions may impose limits on our collection and use of certain kinds of information about individuals and our ability to communicate such information effectively with our customers. For example, many of the products offered by Risk Solutions are governed by the US Fair Credit Reporting Act (“FCRA”), Graham Leach Bliley Act (“GLBA”), Drivers Privacy Protection Act (“DPPA”) and related state laws. Certain of these laws further provide for statutory penalties and attorneys fees for non-compliance. We are unable to predict in what form laws and regulations will be adopted or modified or how they will be construed by the courts, or the extent to which any such laws or interpretation changes might adversely affect our business.

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

Through our Risk Solutions business, we are party to two consent orders and two subsequent related supplemental orders (the “FTC Settlement Orders”) embodying settlements with the US Federal Trade Commission (“FTC”) that resolved FTC investigations into our compliance with federal laws governing consumer information security and related issues, including certain fraudulent data access incidents. We also entered into an Assurance of Voluntary Compliance and Discontinuance (“AVC”) with the Attorneys General of 43 states and the District of Columbia in connection with one such FTC investigation. The FTC Settlement Orders and the AVC require us to institute and maintain information security, verification, credentialing, audit and compliance, and reporting and record retention programmes and to obtain an assessment from a qualified, independent third party every two years for twenty years (with the FTC having the right to extend such twenty-year period by up to two additional biennial assessment periods) to ensure that our performance under these information security programmes complies with the FTC Settlement Orders. Failure to comply with the FTC Settlement Orders and the AVC could result in civil penalties and adversely affect our business, operations and reputation.

Breaches of our data security systems or other unauthorised access to our databases could adversely affect our business and operations.

Our businesses provide customers with access to database information such as case law, treatises, journals, and publications as well as other data. Our Risk Solutions business also provides authorised customers with access to public records and other information on US individuals made available in accordance with applicable privacy laws and regulations. There are persons who try to breach our data security systems or gain other unauthorised access to our databases in order to misappropriate such information for potentially fraudulent purposes and we have previously disclosed incidents of such unauthorised access. Because the techniques used by such persons change frequently, we may be unable to anticipate or protect against the threat of breaches of data security or other unauthorised access. Breaches of our data security systems or other unauthorised access to our databases could damage our reputation and expose us to a risk of loss or litigation and possible liability, as well as increase the likelihood of more extensive governmental regulation of these activities in a way that could adversely affect this aspect of our business.

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

The implementation and execution of our strategic and business plans depend on our ability to recruit, motivate and retain high quality people. We compete globally and across business sectors for talented management and skilled individuals, particularly those with technology and data analytics capabilities, inability to recruit, motivate or retain such people could adversely affect our business performance.

We may not realize all of the future anticipated benefits of acquisitions.

From time to time, we acquire businesses to strengthen our portfolio. Whilst our acquisitions are made within the framework of our overall strategy, which emphasizes organic development, we cannot assure you we will be able to generate the anticipated benefits such as revenue growth, synergies and/or cost savings associated with these acquisitions. Failure to realize the anticipated benefits of acquisitions could adversely affect our return on invested capital and financial condition.

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

Our businesses are dependent on electronic platforms and distribution systems, primarily the internet, for delivery of their products and services. From time to time we have experienced verifiable attacks on our platforms and systems by unauthorised parties. To date such attacks have not resulted in any material damage to us, however, our businesses could be adversely affected if their electronic delivery platforms and networks experience a significant failure, interruption or security breach.

Our businesses may be adversely affected by the failure of third parties to whom we have outsourced business activities.

Our organisational and operational structures have increased dependency on outsourced and offshored functions. Poor performance or the failure of third parties to whom we have outsourced business functions could adversely affect our business performance, reputation and financial condition.

Our scientific, technical and medical primary publications could be adversely affected by changes in the market.

Our scientific, technical and medical (“STM”) primary publications, like those of most of our competitors, are published on a paid subscription basis. There is debate in government, academic and library communities, which are the principal customers for our STM publications, regarding whether such publications should be free and funded instead through fees charged to authors and from governmental and other subsidies or made freely available after a period following publication. If these methods of STM publishing are widely adopted or mandated, it could adversely affect our revenue from our paid subscription publications.

Spending by companies on advertising and other marketing activities, which comprises a significant portion of our revenue, has historically been cyclical.

In 2012 6% of our revenue was derived from advertising and 14% from exhibitions. In Business Information, 30% of revenue was derived from advertising in 2012 compared with 37% in 2011. Total advertising revenues for our businesses in 2012 were £350 million compared with £437 million in 2011.

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

We operate a number of pension schemes around the world. Historically, the largest schemes have been of the defined benefit type in the United Kingdom, the United States and the Netherlands. The assets and obligations associated with defined benefit pension schemes are particularly sensitive to changes in the market values of assets and the market related assumptions used to value scheme liabilities. In particular, adverse changes to asset values, discount rates or inflation could increase future pension costs and funding requirements.

Our impairment analysis of goodwill and indefinite lived intangible assets incorporates various assumptions which are highly judgemental. If these assumptions are not realised, we may be required to recognise a charge in the future for impairment.

As at December 31, 2012, goodwill on the combined statement of financial position amounted to £4,545 million and intangible assets with an indefinite life amounted to £354 million. We conduct an impairment test at least annually, which involves a comparison of the carrying value of goodwill and indefinite lived intangible assets by cash generating unit with estimated values in use based on latest management cash flow projections. The assumptions used in the estimation of value in use are, by their very nature, highly judgemental, and include profit growth of the business over a five year forecast period, the long term growth rate of the business thereafter, and related discount rates. There is no guarantee that our businesses will be able to achieve the forecasted results which have been included in the impairment tests and impairment charges may be required in future periods if we are unable to meet these assumptions.

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

The principal assets of Reed Elsevier PLC comprise its 50% interest in Reed Elsevier Group plc, its 39% interest in Elsevier Reed Finance BV, its indirect equity interest in Reed Elsevier NV and certain amounts receivable from subsidiaries of Reed Elsevier Group plc. The principal assets of Reed Elsevier NV comprise its 50% interest in Reed Elsevier Group plc, its 61% interest in Elsevier Reed Finance BV and certain amounts receivable from subsidiaries of Reed Elsevier Group plc. Reed Elsevier NV also owns shares, carrying special dividend rights, in Reed Elsevier Overseas BV, a Dutch registered subsidiary of Reed Elsevier Group plc.

Material acquisitions and disposals

Total acquisition expenditure in the three years ended December 31, 2012, including the buy out of non-controlling interests, was £924 million, net of cash acquired. During 2012, a number of acquisitions were made for total consideration of £341 million, net of cash acquired of £12 million. During 2011, a number of acquisitions, including the buy out of non-controlling interests, were made for a total consideration of £540 million, net of cash acquired. During 2010, a number of small acquisitions were made for a total consideration of £43 million.

Gross cash proceeds from disposals amounted to £242 million (2011: £101 million; 2010: £66 million), including £7 million from the sale of non-controlling interests. Net cash proceeds, before tax, amounted to £160 million (2011: £80 million; 2010: £6 million), after related separation and transaction costs, additional pension scheme contributions, and working capital and other adjustments in respect of prior year transactions.

Capital expenditure

Capital expenditure on property, plant, equipment and internally developed intangible assets principally relates to investment in systems infrastructure to support electronic publishing activities, computer equipment and office facilities. Total such capital expenditure, which was financed from operating cash flows, amounted to £333 million in 2012 (2011: £350 million; 2010: £311 million). In 2012, there was continued investment in new product and related infrastructure, particularly in Legal. Further information on capital expenditure is given in notes 16 and 18 to the combined financial statements.

Principal Executive Offices

The principal executive offices of Reed Elsevier PLC are located at 1-3 Strand, London WC2N 5JR, England. Tel: +44 20 7166 5500. The principal executive offices of Reed Elsevier NV are located at Radarweg 29, 1043 NX Amsterdam, the Netherlands. Tel: +31 20 485 2222. The principal executive office located in the United States is at 125 Park Avenue, 23rd Floor, New York, New York, 10017. Tel: +1 212 309 5498. Our internet address is www.reedelsevier.com. The information on our website is not incorporated by reference into this report.

BUSINESS OVERVIEW

Reed Elsevier is a world leading provider of professional information solutions operating across several market segments: Scientific, Technical & Medical, providing information and tools to help its customers improve scientific and healthcare outcomes; Risk Solutions, providing tools that combine proprietary, public and third-party information, with advanced technology and analytics; Business Information, providing data services, information and marketing solutions to business professionals; Legal, providing legal, tax, regulatory news and business information to legal, corporate, government, and academic markets; and Exhibitions, organising exhibitions and conferences.

Our principal operations are in North America and Europe. For the year ended December 31, 2012 we had total revenue of approximately £6.1 billion and an average of approximately 30,500 employees. As at December 31, 2012 we had approximately 30,400 employees. In 2012, North America represented our largest single geographic market, contributing 52% of our total revenue.

Revenue is derived principally from subscriptions, circulation and transactional sales, exhibition fees and advertising sales. In 2012, 49% of Reed Elsevier’s revenue was derived from subscriptions; 26% from circulation and transactional sales; 14% from exhibition fees; 6% from advertising sales; and 5% from other sources. An increasing proportion of revenue is derived from electronic information products, principally internet based. In 2012, 64% of our revenue was derived from such sources, including 96% of Risk Solutions revenue, 76% of Legal revenue, 68% of Scientific, Technical & Medical revenue, 54% of Business Information revenue, and 2% of Exhibitions revenue.

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

Revenue is recognised for the various categories as follows: subscriptions — on periodic despatch of subscribed product or rateably over the period of the subscription where performance is not measurable by despatch; circulation and transactional — on despatch or occurrence of the transaction; exhibitions — on occurrence of the exhibition and advertising — on publication or period of online display. Where sales consist of two or more independent components whose value can be reliably measured, revenue is recognised on each component as it is completed by performance, based on the attribution of relative value.

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

	Revenue Year ended December 31,
	2012		2011		2010
	(in millions, except percentages)
Scientific, Technical & Medical	£2,063	34%	£2,058	34%	£2,026	34%
Risk Solutions	926	15	908	15	927	15
Business Information	663	11	695	12	718	12
Legal	1,610	26	1,634	27	1,691	28
Exhibitions	854	14	707	12	693	11

Total	£6,116	100%	£6,002	100%	£6,055	100%

SCIENTIFIC, TECHNICAL & MEDICAL

	Year ended December 31,
	2012	2011	2010
	(in millions)
Revenue	£2,063	£2,058	£2,026

In Scientific, Technical & Medical markets, we provide information and tools to help customers improve scientific and healthcare outcomes.

Elsevier is a leading provider of scientific, technical and medical information and serves scientists, health professionals and students worldwide. Its objective is to help its customers advance science and improve healthcare by providing world class information and innovative information solutions that enable them to make critical decisions, enhance productivity and improve outcomes.

Elsevier is a global business with principal operations in Amsterdam, Beijing, Boston, Chennai, Delhi, London, Madrid, Munich, New York, Oxford, Paris, Philadelphia, Rio de Janeiro, St. Louis, San Diego, Singapore and Tokyo. It has 7,000 employees.

Elsevier serves the needs of the science, technology and health markets by publishing primary research, reference, and education content, as well as by providing a range of database and workflow solutions. Elsevier’s customers are scientists, academic institutions, research leaders and administrators, medical researchers, doctors, nurses, allied health professionals and students, as well as hospitals, research institutions, health insurers, managed healthcare organisations, research-intensive corporations, and governments. All of these customers rely on Elsevier to provide high quality content and critical information for making scientific and medical decisions; to review, publish, disseminate and preserve research findings; to create innovative tools to help focus research strategies, increase research effectiveness, improve medical outcomes, and enhance the efficiency of healthcare and healthcare education.

In 2012, approximately 65% of revenue came from subscription sales, 27% from circulation and transactional sales, 3% from advertising, and the remaining 5% from other sources. Approximately 40% of revenue by destination in 2012 was derived from North America, 31% from Europe and the remaining 29% from the rest of the world. 68% of revenues were delivered electronically.

In the primary research market during 2012, over 1 million research papers were submitted to Elsevier, a double digit increase on the prior year. Over 10,000 editors managed the peer review and selection of these papers, resulting in the publication of more than 330,000 articles in almost 2000 journals, many of which are the foremost publications in their field and a primary point of reference for new research. This content was accessed by around 11 million people, with nearly 700 million full text article downloads last year. Content is provided free or at very low cost in most of the world’s poorest countries. Elsevier’s journals are primarily published and delivered through the ScienceDirect platform, the world’s largest database of scientific and medical research, hosting over 11 million articles, and over 11,000 full-text e-books. Flagship journals include Cell and The Lancet families of titles. Elsevier continuously innovates to improve the utility and effectiveness of its journals. For example, its “Article of the Future” enhances the traditional scientific paper with new and broader types of content, such as links to experimental data, related content, and enhanced media to supplement the article’s text.

Elsevier is also a global leader in the scientific, technical and medical reference market, providing authoritative and current professional reference content. While reference has traditionally been a print industry, Elsevier has been a leader in driving the shift from print to electronic. Elsevier publishes over 20,000 reference titles, with 1,400 new titles published annually along with supporting bibliographic data, indices and abstracts. Approximately 85% of these titles are available electronically. Flagship titles include works such as Gray’s Anatomy, Nelson’s Pediatrics and Netter’s Atlas of Human Anatomy.

Elsevier launched ClinicalKey in 2012, a product that allows physicians to access the leading reference and evidence-based medicine content in a single, fully-integrated site. ClinicalKey includes a full taxonomy and improved smart content search to help clinicians look up detailed information on highly specific topics as they seek to answer clinical questions. The platform covers Elsevier’s as well as relevant third-party health content. ClinicalKey has already been deployed at leading teaching hospitals, such as Oxford University’s John Radcliffe, the Cleveland Clinic, and the US Department of Veterans Affairs.

In medical education, Elsevier serves students of medicine, nursing and allied health professions through print and electronic books, as well as electronic solutions. For example, its Evolve portal provides a rich resource to support faculty and students and now has over 3.5 million registered users; Evolve Reach provides online review and testing tools for nursing and the allied health professions; Evolve Teach provides online resources and solutions to support faculty.

Elsevier’s database and workflow products provide a range of tools and solutions for professionals in the science, technical, and medical fields. Customers include academic and corporate researchers, research administrators and healthcare professionals.

For academic and corporate researchers, significant products include Scopus, Geofacets, and Reaxys. Scopus is the largest abstract and citation database of research literature in the world, with abstracts and bibliographic information on almost 50 million scientific research articles from 19,500 peer reviewed journals and 5,000 international publishers. Geofacets is an oil and gas exploration tool which packages research-relevant Elsevier and third-party geological content and tags that content to enable rich search functionality. Reaxys is a leading solution for synthetic chemists, integrating chemical reaction and compound data searching with synthesis planning.

In December 2012, Elsevier acquired Knovel, a web-based provider of productivity tools for the engineering community, integrating technical information with analytics and search to deliver trusted answers and drive innovation.

Elsevier serves academic and government research administrators through its SciVal suite of products that help them evaluate their institutions’ research performance, determine research strategies and increase institutional efficiencies. Leveraging bibliometric data, such as citations from Scopus, SciVal Spotlight helps institutions and governments to identify their distinctive research strengths, evaluate performance and increase the focus of their research and development investments. SciVal Funding assists researchers and institutions in identifying grants that are most relevant in their research areas.

In August 2012, Elsevier bolstered its research management portfolio by acquiring Atira, a provider of software and tools that complement the SciVal platform and help academic institutions and researchers improve their research outcomes.

For healthcare professionals, Elsevier develops products to deliver patient-specific solutions at the point of care to improve patient outcomes. Its clinical solutions include Gold Standard, which provides critical information on drug interactions to assist effective treatment, and CPM Resource Center, which provides a data-driven framework to support nurses in undertaking procedures.

Elsevier further bolstered its clinical solutions portfolio with the acquisition in September 2012 of ExitCare, a provider of patient education and discharge instructions. ExitCare’s products, incorporated into Elsevier’s clinical decision support content and tools, will help healthcare providers improve the delivery of healthcare information and services across all care environments.

Market Opportunities

Scientific, Technical & Medical information markets have good long-term demand growth characteristics. The importance of research and development to economic performance and competitive positioning is well understood by governments, academic institutions and corporations. This is reflected in the long-term growth in research and development spend and in the number of researchers worldwide.

Growth in health markets is driven by ageing populations in developed markets, rising prosperity in developing markets and the increasing focus on improving medical outcomes and efficiency. Given that a significant proportion of scientific research and healthcare is funded directly or indirectly by governments, spending is influenced by governmental budgetary considerations. The commitment to research and health provision does, however, remain high, even in more difficult budgetary environments.

Strategic Priorities

Elsevier’s strategic goal is to provide information solutions that advance science and improve health. To achieve this, Elsevier creates solutions that reflect deep insight into the way its users work and the outcomes they are seeking to achieve; drives for excellence in content, service and technology; constantly adapts and revitalises its products, solutions and business models; and leverages its shared resources and knowledge to promote innovation, efficiency and excellence in execution.

For academic and corporate researchers, priorities are to continue to strengthen journal brands and the quality of published articles, and to further improve scientific communication and user experience with our journal content. Elsevier is focused on delivering journal content quickly, making it available through different access channels, and exploring a range of innovative new business models. Elsevier will also build new services, and add greater functionality and utility to existing solutions to improve researcher productivity.

For science and health professionals, priorities are to continue enhancing the quality and relevance of our content and our workflow tools, while actively managing the ongoing format shift from print to electronic information.

For students, priorities are to continue to provide the highest quality educational content and tools and to develop an even better customer experience. In addition, Elsevier will develop tools to track student performance, train new faculty members, and improve the effectiveness of existing faculty staff.

Business Model, Distribution Channels and Competition

Science and medical research is principally disseminated on a paid subscription basis to the research facilities of academic institutions, government and corporations, and, in the case of medical and healthcare journals, also to individual practitioners and medical society members. For a number of journals, advertising and promotional income represents a small proportion of revenues predominantly from pharmaceutical companies in healthcare titles.

Over the past 15 years alternative payment models for the dissemination of research such as so-called “author-pays open access” or “author’s-funder-pays” have emerged. While it is expected that paid subscription will remain the primary distribution model, Elsevier has long invested in alternate business models to address the needs of customers and researchers. Over 1,500 of Elsevier’s journals now offer the option of funding research publishing and distribution via a sponsored article fee. In addition, Elsevier now publishes around 30 “author-pays” journals.

Electronic products, such as ScienceDirect, Scopus and ClinicalKey, are generally sold direct to customers through a dedicated sales force that has offices around the world. Subscription agents facilitate the sales and administrative process for print journals. Books are sold through traditional and online book stores, wholesalers and, particularly in medical and healthcare markets, directly to end users.

Competition within science and medical publishing is generally on a title-by-title and product-by-product basis. Competing journals, books and databases are typically published by learned societies and other professional publishers. Workflow tools face similar competition as well as from software companies and internal solutions developed by customers.

Major Brands

Elsevier is the master brand used for the business.

Elsevier’s major brands include: Cell, a life sciences journal in biochemistry and molecular biology; and The Lancet, one of the leading medical journals since 1823. Many other products and journals are major brands in their fields, including: Scopus, a scientific abstract and citation database; SciVal, research performance tools for academic institutions and funding intelligence; pharmapendium, an online drugs safety database that supports drug development researchers; ClinicalKey, combines reference and evidence-based medical content into its fully-integrated clinical insight engine; Geofacets, an extensive database of georeferenced geological maps; ScienceDirect, the world’s largest database of scientific and medical research articles; and CPM CarePoints, a comprehensive care planning and clinical documentation system.

RISK SOLUTIONS & BUSINESS INFORMATION

In Risk Solutions & Business Information, we provide data, analytics and insight that enable customers to evaluate and manage risks, and develop market intelligence, supporting more confident decisions, improved economic outcomes, and enhanced operational efficiency.

RISK SOLUTIONS

	Year ended December 31,
	2012	2011	2010
	(in millions)
Revenue	£926	£908	£927

LexisNexis Risk Solutions is a provider of solutions that combine proprietary, public and third-party information, with advanced technology and analytics. These solutions assist customers in evaluating, predicting and managing risk and improving operational effectiveness, predominantly in the US.

LexisNexis Risk Solutions is headquartered in Alpharetta, Georgia, has principal operations in Georgia, Florida, and Ohio, and has 4,100 employees.

In 2012, approximately 86% of Risk Solutions’ revenue came from circulation and transactional sales, 11% from subscription sales, and the remaining 3% from other sources. 96% of Risk Solutions’ revenue is delivered electronically.

LexisNexis Risk Solutions is organised around market facing industry/sector groups: insurance, business services (including the financial services, receivables management and corporate groups), and government. The most significant of these is insurance. These groups are supported by a shared infrastructure for technology operations, data management, and other support functions including compliance and marketing. A number of transactional support activities, including some financial processes, are provided from a shared services organisation managed by the LexisNexis Legal & Professional business. The Legal & Professional business also distributes Risk Solutions products into legal markets in the US and internationally.

Insurance Solutions provides a comprehensive combination of data and analytics to property and casualty (P&C) personal and commercial insurance and life insurance carriers in the US to improve critical aspects of their business, from customer acquisition and underwriting to claims handling. Information solutions, including the US’s most comprehensive personal loss history database, C.L.U.E., help insurers assess risks and provide important inputs to pricing and underwriting insurance policies. Additional key products include Data Prefill, which provides critical information on customers, potential customers and their auto ownership directly into the insurance workflow, and Current Carrier, which identifies current or previous insurance as well as any lapses in coverage.

Business Services provides financial institutions with risk management, identity management, fraud detection, credit risk management, and compliance solutions. These include “know your customer” and anti-money laundering products. The business also provides risk and identity management solutions for corporate customers in retail, telecommunications and utilities sectors. Receivables management solutions help debt recovery professionals in the segmentation, management and collection of consumer and business debt.

Government Solutions provides data and analytics to US federal, state and local law enforcement and government agencies to help solve criminal and intelligence cases and to identify fraud, waste and abuse in government programmes.

The Risk Solutions business also provides risk-related information to the legal industry through LexisNexis Legal & Professional.

Risk Solutions continues to focus on developing a pipeline of new solutions to drive growth in selected adjacent markets and geographies. For example, in the UK, Risk Solutions has launched a new product that uses public information to help insurers assess and segment risk more effectively among motor insurance customers and is planning to launch additional innovative products to facilitate sharing of data across motor insurers, improving insurers’ ability to understand underwriting risks. In the government segment, customers are adopting fraud detection, waste, and abuse solutions, which enable government agencies to identify incidences of tax and benefits fraud, and boost revenue collections. Risk Solutions has also continued to broaden its portfolio of identity management solutions, including one-time-password and biometric solutions, and has made existing identity products more configurable to address the specific needs of customers across our market segments.

The identity verification and risk evaluation solutions provided by Risk Solutions utilise a comprehensive database of public records and proprietary information with more than 2,000 terabytes of unique data, which makes it the largest database of its kind in the US market today. LexisNexis Accurint is a flagship product, powered by the High Performance Cluster Computing (HPCC) technology. This market-leading technology enables Risk Solutions to provide its customers with highly relevant search results swiftly and to create new, low-cost solutions quickly and efficiently. It is also increasingly used across other Reed Elsevier markets such as Legal and Scientific, Technical & Medical.

In January 2013, Risk Solutions announced the sale of its Screening business. This will allow it to increase its focus on higher-growth segments leveraging its core data, technology and analytical capabilities. The Screening business presented limited opportunities to apply these capabilities to generate unique customer value, sustained growth, and superior margins.

Market Opportunities

Risk Solutions operates in markets with strong long-term underlying growth drivers including: insurance underwriting transactions; insurance, healthcare, tax and entitlement fraud; credit defaults and financial fraud; regulatory compliance and due diligence requirements surrounding customer enrolment; and security considerations.

In the insurance segment, growth is supported by increasing transactional activity in the auto, property and life insurance markets and the increasing adoption by insurance carriers of more sophisticated data and analytics in the prospecting, underwriting and claims evaluation processes, to assess underwriting risk, increase competitiveness and improve operating cost efficiency. Transactional activity is driven by product extensions across insurance carriers’ workflow and growth in insurance quoting, as consumers seek better policy terms. This activity is stimulated by increasing competition between insurance companies, high levels of carrier advertising, and rising levels of internet quoting and policy binding.

A number of factors support growth for risk solutions in the financial services market, including new credit originations, continued high fraud losses, stringent regulatory compliance requirements and increasing anti-money laundering fines. In receivables management, demand is driven mainly by levels of consumer debt and the prospect of recovering that debt, which is impacted by employment conditions in the US. In corporate markets, demand is supported by growth in online retail sales and continued high levels of credit card fraud. Growth in government markets is driven by the increasing use of data and analytics to combat criminal activity, fraud, and tax evasion and to address security issues. The level and timing of demand in this market is influenced by government funding and revenue considerations.

Strategic Priorities

Risk Solutions’ strategic goal is to make businesses and government more effective, through a better understanding of the risks associated with individuals, other businesses and transactions and by providing the tools to help manage those risks efficiently and cost effectively. To achieve this, Risk Solutions is focused on: delivering innovative new products across customer workflows; expanding the range of risk management solutions across adjacent markets; addressing international opportunities in selected markets to meet local risk management needs; and continuing to strengthen its content, technology and analytical capabilities.

Business Model, Distribution Channels and Competition

Risk Solutions’ products are predominantly sold directly, with pricing mostly on a transactional basis for insurance carriers and corporations, and primarily on a subscription basis for government entities.

Risk Solutions and Verisk, a competitor, each sell data and analytics solutions to insurance carriers but largely address different activities. Risk Solutions’ principal competitors in commercial and government sectors include Thomson Reuters and major credit bureaus, in many cases addressing different activities in these sectors as well.

Major Brands

LexisNexis is the master brand used by LexisNexis Risk Solutions.

LexisNexis Risk Solutions’ major brands include: C.L.U.E.®, a comprehensive US personal insurance claims database; LexisNexis®Data Prefill, tools to automate the insurance application process providing critical information insurers need to quote and underwrite a policy; Accurint® for Collections, a US solution to help locate debtors quickly and accurately; LexisNexis® Identity Management, a range of solutions to help clients verify that an identity exists and authenticate individuals; LexisNexis® Anti-Money Laundering Solutions, content and information for anti-money laundering compliance, risk mitigation and enhanced due diligence; LexisNexis® Current Carrier, database that identifies the existence of current or previous insurance, and whether or not the applicant has had a possible lapse in coverage; LexisNexis® RiskView, comprehensive suite of credit risk management tools to help assess consumer creditworthiness and risk potential; and LexisNexis® Revenue Recovery and Discovery, a suite of tools to enable governments to leverage public records and analytics to identify instances of fraud and to more efficiently collect on outstanding debts.

BUSINESS INFORMATION

	Year ended December 31,
	2012	2011	2010
	(in millions)
Revenue	£663	£695	£718

Reed Business Information (“RBI”) provides data services, information and marketing solutions to business professionals across industries globally. It produces industry critical data services and lead generation tools, online community sites as well as business magazines with market leading positions in many sectors.

Approximately 27% of Business Information revenue in 2012 came from North America, 19% from the United Kingdom, 39% from Continental Europe and 15% from the rest of the world.

RBI is a global business headquartered in Sutton in the UK and in addition has principal operations in London, Amsterdam, Skokie (Illinois), Norcross (Georgia) and Boston (Massachusetts) in the US, as well as Paris, Milan and Shanghai. RBI has 4,800 employees worldwide.

RBI’s customers use its data services to help make key strategic decisions and reduce risk, to improve productivity and performance and identify new business opportunities. RBI’s magazines and websites deliver high value news, information and opinion to business professionals across many industry sectors while also providing an effective marketing channel for customers. RBI’s online marketing solutions bring buyers and sellers together through a range of innovative digital channels.

RBI’s market leading data services include: ICIS, an information and pricing service in chemicals, fertilisers and energy; BankersAccuity, a provider of payment routing data, anti-money laundering (AML) services and compliance information to the banking and corporate sectors; XpertHR, an online service providing regulatory guidance, best practices and tools for HR professionals; and Reed Construction Data, a provider of online construction data and information to the construction industry.

RBI’s leading brands include New Scientist, Farmers Weekly, Estates Gazette, Elsevier magazine and Boerderij. Online marketing solutions include emedia, an email bulletin based lead generation service and BuyerZone, a web-based request for quotation (RFQ) service.

In 2012, RBI continued to reshape its portfolio significantly, addressing continued growth opportunities in data services while exiting areas not core to its paid content strategy. In addition, the business continued to focus on cost efficiency across the traditional publishing businesses.

As part of this strategy RBI sold Totaljobs Group, comprising seven recruitment job boards, created organically by RBI. RBI continued to create value from its existing magazine brands, while exiting a number of titles including Variety, the entertainment market title in the US, and those in the electronics and catering markets in the UK. In January 2013, RBI announced that it had completed the sale of RBI Australia. RBI is in a process to exit its operations in Spain.

Market Opportunities

The growing need for high quality industry data and information is driving demand for online subscription data services and providing new opportunities. Business-to-business marketing spend has historically been driven by levels of corporate profitability, which itself has followed GDP growth, and business investment.

Strategic Priorities

RBI’s strategic goal is to help business professionals achieve better outcomes with information and decision support in its individual markets. Its areas of strategic focus are: further growing the data services businesses; restructuring the business magazines and advertising-driven portfolio; developing paid content services in key markets and supporting print franchises through brand extensions and redesign; and driving further organisational effectiveness.

Business Model, Distribution Channels and Competition

Across the RBI portfolio, user and subscription revenues now account for 69% of the total business with the remaining 31% derived from print and online advertising and lead generation. RBI electronic revenue streams now account for 54% of total revenue.

Data services are typically sold directly on a subscription or transactional basis. Business magazines are mainly distributed on a paid basis. Advertising and lead generation revenues are sold directly or through agents.

RBI’s data services and titles compete with a number of publishers on a service and title-by-title basis including: UBM, McGraw Hill and Wolters Kluwer as well as many niche and privately-owned competitors. RBI competes for online advertising with other business-to-business websites as well as Google and other search engines.

Major Brands

RBI’s major brands include: ICIS, a global provider of news, price benchmarks, data, analytics and research to the energy, chemical and fertiliser industries; Reed Construction Data, a provider of actionable insight for the construction industry through cost data, project leads, market intelligence and marketing solutions; NewScientist, a science and technology media brand; Flightglobal, data, news and advisory services for professionals working in the global aviation industry; XpertHR, online services with reference data, compliance information and good practice guides for HR professionals; Elsevier, news and opinion service in the Netherlands; BankersAccuity, payment routing data, AML services and compliance tools for the banking and corporate sectors worldwide; estatesgazette, news, data and research services for the UK commercial property industry; and emedia, digital lead generation services in the US, UK and Europe.

LEGAL

	Year ended December 31,
	2012	2011	2010
	(in millions)
Revenue	£1,610	£1,634	£1,691

In Legal markets, we are a provider of legal, regulatory and news & business information and analysis to legal, corporate, government, and academic customers.

Serving customers in more than 175 countries, LexisNexis Legal & Professional provides resources and services that inform decisions, increase productivity and drive new business.

LexisNexis Legal & Professional is headquartered in New York and has principal operations in the New York area, Ohio and North Carolina in the United States, Toronto in Canada, London and Paris in Europe, and cities in several other countries in Africa and Asia Pacific. It has 10,400 employees worldwide.

In 2012, approximately 74% of Legal’s revenue came from subscription sales, 13% from circulation and transactional sales, 5% from advertising, including directory listings, and the remaining 8% from other sources. Approximately 68% of Legal’s revenue by destination in 2012 was derived from North America, 21% from Europe and the remaining 11% from the rest of the world. 76% of Legal’s revenues were delivered electronically.

LexisNexis Legal & Professional is organised in market facing groups. The most significant are Research & Litigation Solutions and Business of Law Software Solutions in the US and LexisNexis International and LexisNexis Asia outside the US. These are supported by global shared services organisations providing platform and product development, operational and distribution services, and other support functions.

In Research & Litigation Solutions, electronic information solutions and innovative workflow tools, developed through close collaboration with customers, help legal and business professionals make better informed decisions in the practice of law and in managing their businesses. Flagship products for legal research are Lexis.com and Lexis Advance, which provide federal and state statutes and case law, together with analysis and expert commentaries from sources such as Matthew Bender and Michie and the leading citation service Shepard’s, which advises on the continuing relevance of case law precedents. Research solutions also include news and business information, ranging from daily news to company filings, as well as public records information and analytics. Through its litigation solutions, LexisNexis provides lawyers with a suite of tools covering case preparation to processing and review to trial preparation. LexisNexis partners with law schools to provide services to students as part of their training.

In 2012, LexisNexis introduced in the US two new releases of Lexis Advance, an innovative web application designed to transform how legal professionals conduct research. Built on an advanced technology platform, Lexis Advance allows primary researchers within legal and professional organisations to find highly relevant information more easily and efficiently, helping them to drive better outcomes. Future releases will continue to expand content and add new innovative tools. LexisNexis employs lawyers and trained editors with professional legal backgrounds who review, annotate and update the legal content to help ensure each document in the collection is current and comprehensive. This domain expertise combined with the application of Reed Elsevier’s “big data” HPCC technology means LexisNexis is able to update its entire legal collection faster and more efficiently, while also identifying and linking content, enabling customers to uncover previously undiscovered relationships between documents.

LexisNexis launched Lexis Practice Advisor in the US in 2012, a web-based practical guidance product tailored for attorneys who handle transactional matters. Additionally, LexisNexis introduced a legal news solution through the acquisition of Law360 — providing attorneys with breaking news and analysis by practice area to supplement the legal research process.

In litigation solutions, LexisNexis released Hosted Concordance Evolution which is a fully hosted service that delivers electronic discovery review capabilities on an “on-demand” basis. Sanction Solutions was also acquired, adding trial presentation software to the LexisNexis suite of litigation offerings.

The web-based marketing services group assists law firms in their client development through lawyers.com and providing them with website development, search engine optimisation and other web marketing services.

LexisNexis Business of Law Software Solutions provides law firms with practice management solutions, including time and billing systems, case management, cost recovery and document management services.

In International markets outside the United States, LexisNexis serves legal, corporate, government, accounting and academic markets in Europe, Canada, Africa and Asia Pacific with local and international legal, regulatory and business information. The most significant businesses are in the UK, France, Australia, Canada, and South Africa.

LexisNexis focuses on providing customers with leading collections of content and innovative online solutions to help legal and business professionals make better decisions more efficiently. Penetration of online information services has grown strongly and electronic solutions now account for 58% of revenue outside the US.

In the UK, LexisNexis is a leading legal information provider offering an unrivalled collection of primary and secondary legislation, case law, expert commentary, and forms and precedents. Its extensive portfolio includes a number of heritage brands: Halsbury’s, Tolleys, Butterworths. The content is delivered through multiple formats — from print to online, to mobile apps and embedded in customers’ workflow.

In 2012, LexisNexis launched additional modules of the LexisPSL product suite which provides lawyers a single destination for their practical legal information needs with direct links to the relevant cases, legislation, precedents, forms, practical guidance and expert commentary. The ability to drive measurable customer value was recognised by the British Legal Awards which has named LexisNexis UK ‘2012 Supplier of the Year’ for its innovation, authority and understanding of law firms’ needs. A similar service is being launched across other markets — Australia already has 13 practice area modules and by the end of next year it will have more.

In France, LexisNexis is a leading online provider of information to lawyers, notaries and courts. A heritage brand JurisClasseur and leading authoritative content is provided through multiple formats — lexisnexis.fr, mobile and in print. These content sources are, as in the UK, being combined with new content and innovative workflow tools to develop practical guidance and practice management solutions. In 2012, LexisNexis France launched Lexis 360, the first semantic search online tool combining legal information, practical content and results from the web.

Following the success of Lexis for Microsoft Office (LMO) in US markets, a Canadian version was launched in 2012. LMO enables customers to access LexisNexis content and services via add-ins/toolbars within Microsoft Word and Outlook.

In 2012, LexisNexis Legal & Professional strengthened its positions in Asia through enhanced products created specifically for legal professionals and practitioners, corporate counsels, legal researchers and government institutions in markets including India, China and Japan. In Japan, LexisNexis launched Lexis AS ONE, a product created specifically for corporate compliance and legal professionals to help navigate the complex regulatory environment.

Market Opportunities

Longer term growth in legal and regulatory markets worldwide is driven by increasing levels of legislation, regulation, regulatory complexity and litigation, and an increasing number of lawyers. Additional market opportunities are presented by the increasing demand for online information solutions and practice management tools that improve the quality and productivity of research, deliver better legal outcomes, and improve business performance. Notwithstanding this, legal activity and legal information markets are also influenced by economic conditions and corporate activity, as has been seen with the dampening impact on demand of the recent global recession and the somewhat subdued environment that followed in North America and in Europe.

Strategic Priorities

LexisNexis Legal & Professional’s strategic goal is to enable better legal outcomes and be the leading provider of productivity enhancing information and information-based workflow solutions in its markets. To achieve this LexisNexis is focused on introducing next generation products and solutions on the global New Lexis platform and infrastructure; leveraging New Lexis globally to continue to drive print to electronic migration and long-term international growth; and upgrading operational infrastructure, improving process efficiency and gradually improving margins.

In the US, LexisNexis’ focus is on the continuing development of next generation legal research and practice solutions. It is also conducting a major upgrade in operations infrastructure and customer service and support platforms. This will provide customers with an integrated and superior experience across US legal research, litigation services, practice management and client development. Over the next few years progressive product introductions, often based on the New Lexis platform, leveraging big data HPCC technology, will combine advanced technology with enriched content, sophisticated analytics and applications to enable LexisNexis’ customers to make better legal decisions and drive better outcomes for their organisations and clients.

Outside the US, LexisNexis is focused on growing online services and developing further high quality actionable content and workflow tools, including the development of practical guidance and practice management applications. In 2013, LexisNexis will begin to introduce New Lexis globally. Additionally, LexisNexis is focusing on the expansion of its activities in emerging markets.

Business Model, Distribution Channels and Competition

LexisNexis Legal & Professional products and services are generally sold directly to law firms and to corporate, government, accounting and academic customers on a paid subscription basis, with subscriptions with law firms often under multi-year contracts.

Principal competitors for LexisNexis in US legal markets are West (Thomson Reuters), CCH (Wolters Kluwer), and Bloomberg and Factiva (News Corporation) in news and business information. Competitors in litigation solutions also include software companies. Significant international competitors include Thomson Reuters, Wolters Kluwer and Factiva.

Major Brands

LexisNexis is the master brand used by LexisNexis Legal & Professional.

LexisNexis Legal & Professional’s major brands include: Lexis®, legal, news and public records content for legal professionals; Matthew Bender®, critical analysis, checklists, forms, and practice guides authored by industry experts covering 50 major practice areas; Lexis® for Microsoft® Office, an integration of LexisNexis content, open Web search and Microsoft Office; Lexis®Library, LexisNexis UK flagship legal online product; Lexis®PSL, LexisNexis UK legal practical guidance service; JurisClasseur, an authoritative online legal resource in France; Shepard’s®, a citation service; Lexis Advance™, a new online legal research tool that transforms the way legal professionals conduct research; and Lexis® Practice Advisor, a new resource that offers guidance to help attorneys handle transactional matters more efficiently and effectively.

EXHIBITIONS

	Year ended December 31,
	2012	2011	2010
	(in millions)
Revenue	£854	£707	£693

In Exhibitions we are a leading events business, with almost 500 events in over 30 countries.

Reed Exhibitions’ portfolio of exhibitions and conferences serves 44 industry sectors across the Americas, Europe, the Middle East, Africa and Asia Pacific. In 2012, Reed Exhibitions brought together over 6 million event participants from around the world, generating billions of dollars in business for its customers, and boosting the local economies where the events are hosted.

Reed Exhibitions is a global business headquartered in London and has principal offices in Paris, Vienna, Norwalk (Connecticut), São Paulo, Abu Dhabi, Beijing, Tokyo and Sydney. Reed Exhibitions has 3,200 employees worldwide.

Over 70% of Exhibitions’ revenue is derived from exhibitor participation fees, with the balance primarily comprising of conference fees, online and offline advertising, sponsorship fees and admission charges. In 2012, approximately 15% of Exhibitions’ revenue came from North America, 50% from Europe and the remaining 35% from the rest of the world on an event location basis.

Reed Exhibitions organises events which are relevant to industry needs, where participants from around the world meet face to face to do business, to network and to learn. Its exhibitions and conferences encompass a wide range of sectors. They include construction, electronics, energy and alternative energy, engineering, entertainment, gifts and jewellery, healthcare, hospitality, interior design, logistics, manufacturing, pharmaceuticals, real estate, recreation, security and safety, transport and travel.

Market Opportunities

Growth in the exhibitions market is influenced by both business-to-business marketing spend and business investment. Historically, these have been driven by levels of corporate profitability, which in turn has followed overall growth in GDP. Emerging markets and growth industries provide additional opportunities. As some events are held other than annually, growth in any one year is affected by the cycle of non-annual exhibitions.

Strategic Priorities

Reed Exhibitions’ strategic goal is to provide market-leading events in growth sectors, especially in higher growth geographies, enabling exhibitors to target and reach new customers quickly and cost-effectively and providing a platform for industry participants to do business, to network and to learn. To achieve this, Reed Exhibitions is focused on driving organic growth by leveraging its global sector expertise, by developing new events and by building out its technology platforms. It is also shaping the portfolio through a combination of strategic partnerships and selective acquisitions in high growth sectors and geographies as well as withdrawal from markets and industries with lower growth prospects.

Reed Exhibitions is committed to continually improving customer solutions and experience by implementing best practice initiatives across geographies and sectors. Its integrated web event platform is used by more than 70 per cent of events and is driving both customer satisfaction and insight. Using customer insights, Reed Exhibitions has developed an innovative product offering which enhances the value proposition for exhibitors by broadening their options in terms of the type and location of stand they take and the timing of their commitment to the event.

In 2012 Reed Exhibitions launched 30 new events. These included events which extended the geographical footprint of the luxury travel brand, ILTM, to Mexico and the high end Privé jewellery brand to Panama. Reed Exhibitions Japan responded to customer demand by introducing several new events, some of which were in the fast moving sectors of cosmetics and high-technology plastics. In China, the Nepcon brand was used to launch an electronics manufacturing event in the western city of Chengdu. A key element of building business in China and Brazil is a regional strategy, taking more events to China’s second tier cities and cloning events from São Paulo to Recife in Brazil’s fast developing north east. Reed Exhibitions now organises over 150 events in emerging markets.

A number of targeted acquisitions were completed during 2012. In Brazil, Reed Exhibitions took full ownership of its joint venture, Reed Exhibitions Alcantara Machado, and expanded into hospitality (Equipotel) and logistics (Movimat), cementing Reed Exhibitions’ position as the leading exhibition organizer in Brazil. Elsewhere, acquisitions were made to extend Reed Exhibitions’ reach in China and its global position in the alternative energy sector. During the year, Reed Exhibitions also established positions in new markets with attractive growth prospects, including Indonesia, Saudi Arabia and Turkey, where a joint venture has been created with Tüyap, the country’s leading event organiser.

Business Model, Distribution Channels and Competition

The substantial majority of Reed Exhibitions’ revenues are from sales of exhibition space. The balance includes conference fees, online and offline advertising, sponsorship fees and, for some shows, admission charges. Exhibition space is sold directly or through local agents where applicable. Reed Exhibitions often works in collaboration with trade associations, which use the events to promote access for members to domestic and export markets, and with governments, for whom events can provide important support to stimulate foreign investment and promote regional and national enterprise.

Reed Exhibitions is the global market leader in a fragmented industry, holding less than a 10 per cent global market share. Other international exhibition organisers include UBM, Informa IIR and some of the larger German Messe, including Messe Frankfurt, Messe Düsseldorf and Messe Munich. Competition also comes from industry trade associations and convention centre and exhibition hall owners.

Major Brands

Reed Exhibitions’ major brands include: Mipcom®, a leading entertainment content market; World Travel Market®, a global event for the travel industry; Mipim®, a global event for the property industry; Automec, an international trade fair for autoparts, equipment and services; Batimat®, the international building exhibition; New York ComicCon™, an East Coast popular-culture convention; Sino Corrugated, a corrugated manufacturing show; ISC West, an international security conference; and Aluminum China, bringing aluminium to life.

ELSEVIER REED FINANCE BV

Elsevier Reed Finance BV, the Dutch parent company of the Elsevier Reed Finance BV group (“ERF”), is directly owned by Reed Elsevier PLC and Reed Elsevier NV. ERF provides treasury, finance, intellectual property and reinsurance services to the Reed Elsevier Group plc businesses through its subsidiaries in Switzerland: Elsevier Finance SA (“EFSA”), Reed Elsevier Properties SA (“REPSA”) and Elsevier Risks SA (“ERSA”). These three Swiss companies are organised under one Swiss holding company, which is in turn owned by Elsevier Reed Finance BV.

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

REPSA owns and actively manages intellectual property assets including trademarks such as The Lancet and databases such as Reaxys and PharmaPendium. In 2012 it continued to strengthen its position as a centre of excellence in the management, development and branding of intellectual property assets. ERSA is responsible for reinsurance activities for Reed Elsevier.

In 2012, EFSA was active in arranging the financing and foreign currency contracts for Reed Elsevier Group plc companies related to cross border dividends and acquisitions. EFSA issued €550 million of term debt in September 2012, the proceeds of which pre-financed EFSA’s €600 million term debt maturing in April 2013. It negotiated and advised Reed Elsevier Group plc companies on a number of banking and cash management arrangements in Continental Europe and Asia and continued to advise on treasury matters, including interest rate, foreign currency and certain other financial exposures.

The average balance of cash under management by EFSA in 2012, on behalf of Reed Elsevier Group plc and its parent companies, was approximately $0.5 billion (2011: $0.8 billion).

At December 31, 2012, 82% (2011: 91%) of ERF’s gross assets were held in US dollars and 17% (2011: 9%) in euros, including $8.4 billion (2011: $8.6 billion) and €0.6 billion (2011: €0.6 billion) in loans to Reed Elsevier Group plc subsidiaries. Loans made to Reed Elsevier Group plc businesses are funded from equity, long term debt of $2.6 billion and short term debt of $0.2 billion backed by committed bank facilities. Sources of long term debt include Swiss domestic public bonds, bilateral term loans, private placements and syndicated bank facilities. Short term debt is primarily derived from euro and US commercial paper programmes.

GOVERNMENT REGULATION

Certain of our businesses provide authorised customers with products and services such as access to public records and other information on US individuals. Our businesses that provide such products and services are subject to applicable privacy and consumer information laws and US federal and state and EU and member state regulation. Our compliance obligations vary from regulator to regulator, and include, among other things, strict data security programs, submissions of regulatory reports, providing consumers with certain notices and correcting inaccuracies in applicable reports. We are also subject to the terms of consent decrees and other settlements with certain regulators in the U.S. See “Item 8: Financial Information — Legal Proceedings” on page 68.

Section 219 of the Iran Threat Reduction and Syrian Human Rights Act of 2012 (the “ITRA”), which added Section 13(r) to the Securities Exchange Act of 1934, as amended (the “Exchange Act”), requires disclosures regarding certain activities relating to Iran or with persons designated pursuant to various U.S. Presidential Executive Orders. These disclosures are required even where the activities, transactions or dealings were conducted in compliance with applicable law. During 2012, Sepahan Oil Company, Zagros Petrochemical Company and Petroleum Marketing Department (Sytrol) subscribed to our ICIS price reports relating to the global petrochemical, energy and fertilizer markets. Our gross revenues invoiced in 2012 from these subscriptions were approximately £33,000 (thirty-three thousand pounds sterling). We do not normally allocate net profit on a country-by-country or publication-by-publication basis. However, we estimate that our net profit from such sales, after internal cost allocation, amounted to less than 0.004% of our net profit reported in our combined income statement for the year ended December 31, 2012. In addition, during 2012 we processed subscription refunds relating to ICIS and BankersAlmanac products of approximately £41,000 (forty-one thousand pounds sterling) to Pars Oil Company, Parsian Bank, Real Estate Bank and Syria International Islamic Bank. We believe these transactions and dealings were lawful under applicable laws and regulations, and anticipate that similar transactions or dealings may occur in the future.

ORGANISATIONAL STRUCTURE

A description of the corporate structure is included under “— History and Development” on page 11. A list of significant subsidiaries, associates, joint ventures and business units is included as an exhibit, see “Item 19: Exhibits” on pages S-3 and S-4.

PROPERTY, PLANT AND EQUIPMENT

We own or lease approximately 280 properties around the world, the majority of leased space being in the United States. The table below identifies the principal owned and leased properties which we use in our business.

Location	Business segment(s)	Principal use(s)	Floor space (square feet)
Owned properties
Alpharetta, Georgia	Risk Solutions and Legal	Office and data centre	406,000
Miamisburg, Ohio	Risk Solutions and Legal	Office	403,638
Linn, Missouri	Scientific, Technical & Medical	Warehouse	236,105
Albany, New York	Risk Solutions and Legal	Office	194,780
Binghamton, New York	Risk Solutions and Legal	Office and warehouse	162,000

Leased properties
New York, New York	Business Information and Scientific, Technical & Medical	Office	451,800
Amsterdam, Netherlands	Business Information and Scientific, Technical & Medical	Office	426,036
Miamisburg, Ohio	Risk Solutions, Legal and Scientific, Technical & Medical	Office and data centre	213,802
Sutton, England	Business Information and Legal	Office	191,960

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

ITEM 5: OPERATING AND FINANCIAL REVIEW AND PROSPECTS

OPERATING RESULTS — REED ELSEVIER

The following discussion is based on the combined financial statements of Reed Elsevier for the three years ended December 31, 2012 which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and as adopted by the European Union.

The following discussion should be read in conjunction with, and is qualified by reference to, the combined financial statements.

Reed Elsevier derives its revenue principally from subscriptions, circulation and transactional sales, advertising sales and exhibition fees.

Revenue by type

Year ended December 31,

	2012		2011		2010
	(in millions, except percentages)
Subscriptions	£2,978	49%	£2,819	47%	£2,709	45%
Circulation/transactions	1,602	26	1,649	27	1,760	29
Exhibitions	846	14	700	12	675	11
Advertising	350	6	437	7	491	8
Other	340	5	397	7	420	7

Total	£6,116	100%	£6,002	100%	£6,055	100%

Revenue by geographic market

Year ended December 31,

	2012		2011		2010
	(in millions, except percentages)
North America	£3,154	52%	£3,219	54%	£3,303	55%
United Kingdom	442	7	485	8	490	8
The Netherlands	165	3	189	3	204	3
Rest of Europe	1,176	19	1,095	18	1,131	19
Rest of world	1,179	19	1,014	17	927	15

Total	£6,116	100%	£6,002	100%	£6,055	100%

The cost profile of individual businesses within Reed Elsevier varies widely and costs are controlled on an individual business unit basis. The most significant cost item for Reed Elsevier as a whole is staff costs of £1,820 million (2011: £1,797 million; 2010: £1,838 million).

The following tables show revenue, operating profit and adjusted operating profit for each of Reed Elsevier’s business segments in each of the three years ended December 31, 2012 together with the percentage change in 2012 and 2011 at both actual and constant exchange rates. Adjusted operating profit is included on the basis that it is the key segmental profit measure used by management to evaluate performance and allocate resources to the business segments, as reported under IFRS8: Operating Segments in note 3 to the combined financial statements. Adjusted operating profit represents operating profit before amortisation of acquired intangible assets, exceptional restructuring costs, acquisition related costs, the share of profit on disposals in joint ventures, and is grossed up to exclude the equity share of taxes in joint ventures. Exceptional restructuring costs in 2010 related only to the restructuring of the Business Information business. Exceptional restructuring costs principally comprise severance, outsourcing migration and associated property costs. A reconciliation of operating profit to adjusted operating profit is included below. Operating profit by business segment is provided as supplementary information.

With effect from January 1, 2011, LexisNexis was reorganised as two separate businesses, Risk Solutions and Legal, which are accordingly now presented separately. Comparative profit figures for 2010 have been restated on a proforma basis as if the businesses had operated separately in that year.

	Revenue Year ended December 31,
	2012		2011		% change		2010		% change
					actual rates	constant rates(1)			actual rates	constant rates(2)
	(in millions, except percentages)
Scientific, Technical & Medical	£2,063	34%	£2,058	34%	0%	+1%	£2,026	34%	+2%	+1%
Risk Solutions	926	15	908	15	+2	+1	927	15	-2	+1
Business Information	663	11	695	12	-5	-3	718	12	-3	-4
Legal	1,610	26	1,634	27	-1	-1	1,691	28	-3	-2
Exhibitions	854	14	707	12	+21	+25	693	11	+2	+1

Total	£6,116	100%	£6,002	100%	+2%	+3%	£6,055	100%	-1%	0%

	Operating Profit Year ended December 31,
	2012		2011		% change		2010		% change
					actual rates	constant rates(1)			actual rates	constant rates(2)
	(in millions, except percentages)
Scientific, Technical & Medical	£706	52%	£695	57%	+2%	+1%	£647	59%	+7%	+4%
Risk Solutions	281	20	181	15	+55	+54	165	15	+10	+13
Business Information	76	5	68	5	+13	+15	—	—	—	—
Legal	146	11	144	12	+1	+4	159	15	-9	-11
Exhibitions	171	12	132	11	+29	+34	127	11	+4	+2

Subtotal	£1,380	100%	£1,220	100%			£1,098	100%
Corporate costs	(47)		(49)				(34)
Unallocated net pension credit(3)	25		34				26

Total	£1,358		£1,205		+13%	+13%	£1,090		+11%	+8%

	Adjusted Operating Profit(4) Year ended December 31,
	2012		2011		% change		2010		% change
					actual rates	constant rates(1)			actual rates	constant rates(2)
	(in millions, except percentages)
Scientific, Technical & Medical	£780	45%	£768	47%	+2%	+1%	£724	46%	+6%	+3%
Risk Solutions	392	23	362	22	+8	+7	354	23	+2	+6
Business Information	119	7	110	7	+8	+10	89	6	+23	+22
Legal	234	13	229	14	+2	+4	238	15	-4	-4
Exhibitions	210	12	167	10	+26	+30	158	10	+6	+4

Subtotal	£1,735	100%	£1,636	100%			£1,563	100%
Corporate costs	(47)		(44)				(34)
Unallocated net pension credit(3)	25		34				26

Total	1,713		£1,626		+5%	+6%	£1,555		+5%	+4%

(1)	Represents percentage change in 2012 over 2011 at constant rates of exchange, which have been calculated using the average and hedge exchange rates for the 2011 financial year. These rates were used in the preparation of the 2011 combined financial statements.

(2)	Represents percentage change in 2011 over 2010 at constant rates of exchange, which have been calculated using the average and hedge exchange rates for the 2010 financial year. These rates were used in the preparation of the 2010 combined financial statements.

(3)	The unallocated net pension credit of £25 million (2011: £34 million; 2010: £26 million) comprises the expected return on pension scheme assets of £221 million (2011: £235 million; 2010: £217 million) less interest on pension scheme liabilities of £196 million (2011: £201 million; 2010: £191 million).

(4)	Adjusted operating profit represents operating profit before the amortisation of acquired intangible assets, exceptional restructuring costs, acquisition related costs, the share of profit on disposal in joint ventures and is grossed up to exclude the equity share of taxes in joint ventures, and is reconciled to operating profit below.

Adjusted operating profit for Reed Elsevier is a non-GAAP measure included on the basis that it is a key financial measure used by management in assessing performance, and is derived from operating profit as follows:

	2012	2011	2010
	(in millions)
Operating profit	£1,358	£1,205	£1,090
Adjustments:
Amortisation of acquired intangible assets	329	359	349
Exceptional restructuring costs	—	—	57
Acquisition related costs	21	52	50
Share of profit on disposals in joint ventures	—	(1)	—
Reclassification of tax in joint ventures	5	11	9

Adjusted operating profit	£1,713	£1,626	£1,555

Underlying revenue growth is a non-GAAP measure included on the basis that it is a key financial measure used by management in assessing performance. References to underlying performance are calculated to exclude the results of all acquisitions and disposals made in the current and prior year, assets held for sale and currency translation effects. A reconciliation of reported revenues and adjusted operating profit year-on-year is presented below:

	Revenue		Adjusted operating profit
	£m	% change	£m	% change
Year to December 31, 2010	6,055	—	1,555	—
Underlying growth	88	+2%	73	+5%
Acquisitions	46	+1%	8	+1%
Disposals	(156)	-3%	(25)	-2%
Currency effects	(31)	-1%	15	+1%

Year to December 31, 2011	6,002	-1%	1,626	+5%
Underlying growth	230	+4%	85	+6%
Acquisition	148	+3%	35	+2%
Disposals	(201)	-4%	(22)	-2%
Currency effects	(63)	-1%	(11)	-1%

Year to December 31, 2012	6,116	+2%	1,713	+5%

In the commentary following, percentage movements are at actual exchange rates unless otherwise stated. Percentage movements at constant exchange rates are calculated using the average and hedge exchange rates for the previous financial year. Percentage movements at both actual rates and constant rates are shown in tables on page 26. The effect of currency movements on the 2012 results is further described separately below (see “— Effect of Currency Translation” on page 33). References to operating profit relate to operating profit including joint ventures. Adjusted operating margin and underlying growth are defined in the glossary on pages S-1 and S-2.

Results of Operations for the Year Ended December 31, 2012

Compared to the Year Ended December 31, 2011

Revenue was £6,116 million (2011: £6,002 million), up 2%. At constant exchange rates, revenue was up 3%. Underlying revenue growth was 4%, or 3% excluding the net cycling in of biennial exhibitions.

Cost of sales were £2,139 million, up 1% compared with 2011, with underlying volume growth and product development partly offset by the impact of disposals. Selling and distribution costs were £1,015 million, down 6%, including the impact of disposals. Administration and other expenses were £1,628 million, flat with the prior year, with the impact of disposals, including the lower acquired intangible asset amortisation, offset by technology investments. Changes in cost of sales, selling and distribution costs, and administration and other expenses, including changes in individual components thereof, were not material to the adjusted operating profit performance of the individual segments.

Reported operating profit was £1,358 million (2011: £1,205 million), primarily reflecting improved trading performance. Adjusted operating profit was £1,713 million (2011: £1,626 million), up 5%. At constant currencies, adjusted operating profits were up 6%. Underlying growth was also 6%. The overall adjusted operating margin at 28.0% was 0.9 percentage points higher than in the prior year. This included a 0.5 percentage point benefit to margin from portfolio change and a 0.1 percentage point benefit from the multi-year journal subscription currency hedging programme net of other currency translation effects. Underlying operating costs were up 4%, reflecting volume growth as well as organic investment in new product development and sales and marketing, partly offset by continued improvements in process efficiency.

The amortisation charge in respect of acquired intangible assets, including the share of amortisation in joint ventures, amounted to £329 million (2011: £359 million). Acquisition related costs were £21 million (2011: £52 million), reflecting the completion of the ChoicePoint integration programme in 2011. Disposals and other non operating gains were £45 million (2011: £21 million losses), principally arising from business divestments, in particular Totaljobs, offset by property charges relating to disposed businesses.

Net finance costs were lower at £216 million (2011: £235 million), including the benefit of term debt refinancing.

The reported profit before tax was £1,187 million (2011: £948 million). The reported tax charge was £113 million (2011: £181 million). This includes an exceptional tax credit of £96 million resulting from the resolution of a number of significant prior year tax matters. The reported net profit attributable to the parent companies’ shareholders was £1,069 million (2011: £760 million).

Scientific, Technical & Medical

Elsevier achieved revenue growth in primary research and databases & tools across scientific & medical segments, with particular strength in emerging markets. Research article submissions and usage grew by double digits. Electronic revenues, which now account for 68% of total revenues, grew across all segments. Print book and pharma promotion revenues continued to decline.

Revenues and adjusted operating profits were both up 1% at constant currencies. Underlying revenues and adjusted operating profits were up 2% and 4% respectively.

Underlying revenue growth in primary research solutions across the scientific and medical segments was driven by double digit growth in both submissions and article downloads, with growth in faster growing economies outside Europe and the US. The number of article submissions to journals exceeded 1 million for the first time in 2012, with over 11 million users downloading nearly 700 million articles during the year. Elsevier’s overall relative impact factor and citation share continued to grow in the year.

In addition to growth in traditional “subscriber-pays” article volumes, “author-pays”, or “author’s-funder-pays” article volumes increased during the year, albeit from a small base. A sponsored article option is currently available in 1,500 journals and 30 stand-alone journals operate under this payment model.

Growth in databases & tools revenue was driven by new sales and usage growth.

Sales of print books to individuals continued to decline in 2012 reflecting format migration and subdued reference and education markets. Print pharma promotion revenues also continued to decline reflecting industry trends.

In August 2012 the management structure of Elsevier was reorganised, combining science & technology and health sciences. Had these revenue streams still been managed separately, their pro forma underlying revenue growth would have been 5% and flat respectively.

In 2012 the adjusted operating profit margin continued to improve, driven by continued process efficiencies and currency hedging benefits.

Risk Solutions

Risk Solutions reported underlying revenue growth in 2012 as data & analytics solutions were extended across risk markets, driving growth in both Insurance and Business Services. There was also a return to growth in the Government segment. The improvement in adjusted operating profit margin largely reflects the impact of disposals, with underlying cost growth broadly matching revenue growth, reflecting ongoing spend on new product development.

Revenues and adjusted operating profits were up 1% and 7% respectively at constant currencies. Underlying revenues and adjusted operating profits both grew 6%.

The Insurance business grew underlying revenues by 7%, with growth reflecting the extension of products and services across the insurance carrier workflow, and expansion in new market segments.

Business Services revenue growth was 7%. In financial services, the anti-money laundering, fraud detection and credit decisioning solutions all performed well, and revenues were positively impacted by some temporary effects of increased mortgage refinancing activities. The receivables management business remained soft.

The Government business returned to growth in 2012 reflecting demand for new fraud detection products in the state & local segment, with continuing moderate declines in the federal segment.

All Risk Solutions market segments now leverage HPCC “big data” technology to combine proprietary, public, and third party information with advanced analytics to help customers in evaluating, predicting, and managing risk and improving efficiency. In 2012, 96% of revenue was delivered electronically.

In January 2013 the disposal of the Screening business was announced, which has been excluded from underlying revenue growth figures. If Screening had been included in the underlying results, the underlying revenue growth rate for Risk Solutions as a whole would still have been 6%.

Underlying operating cost growth was broadly in line with revenue growth in 2012, reflecting spend on new products and content sets. The adjusted operating profit margin increased by 2.4 percentage points, largely reflecting the impact of portfolio changes in 2011.

Business Information

Underlying revenue growth in 2012 reflects growth from most of the Major Data Services businesses, modest growth in Marketing Solutions and Leading Brands, and a moderation in the rate of decline in Other Business Magazines & Services. In 2012 several businesses were divested that no longer fit with strategy. Process efficiencies together with portfolio development benefits drove a 2.2 percentage point margin improvement.

Revenues and adjusted operating profits were down 3% and up 10% respectively at constant currencies. Underlying revenues grew 2%, and underlying adjusted operating profits grew 10%.

Double digit growth at BankersAccuity and ICIS helped to drive growth in Major Data Services, mitigated by continued weakness in US construction data. Major Data Services now accounts for approximately 45% of continuing portfolio pro forma revenues and the majority of Reed Business Information operating profit.

Marketing Solutions delivered modest growth in 2012 and, following the disposal of Totaljobs and Hotfrog, accounts for only a small proportion of continuing portfolio revenues.

Leading Brands also delivered modest underlying revenue growth as solid performances in the UK agriculture and property sectors were offset by advertising declines elsewhere.

Other Business Magazines & Services saw moderating underlying revenue declines and continued portfolio reshaping.

Businesses including Totaljobs, Marketcast, Variety, RBI Australia, RBI Spain were disposed of or reclassified as held for sale during the year.

In 2012 focus on process innovation together with the benefits of portfolio development helped to increase the adjusted operating profit margin by 2.2 percentage points.

These actions have contributed to the transformation of Reed Business Information’s profile, with user and subscription services now accounting for nearly 70% of revenues, and electronic revenue streams now accounting for over half of the total.

In December 2012 the management structure was reorganised to bring LexisNexis Risk Solutions and Reed Business Information together more closely in order to continue to build the Risk Solutions’ business globally. Risk Solutions’ strength in data, analytics and technology is to be leveraged in combination with Reed Business Information’s broader geographic footprint and industry specific databases.

Legal

Underlying revenue growth was positive despite subdued legal markets in the US and Europe. Growth was driven by electronic products and services, which account for over 75% of total revenues. In 2012 new products and services were released on the New Lexis platform.

Revenues and adjusted operating profits were down 1% and up 4% respectively. Underlying revenues grew 1%, and underlying adjusted operating profits grew 4%.

In the US, usage and sales of online research and litigation solutions to law firms grew despite challenging market conditions. Underlying revenues from government and corporate customers also grew modestly. Print revenues continued to decline, and News & Business revenue declines moderated.

LexisNexis introduced new releases of Lexis Advance during 2012, combining the business’ deep domain expertise and content with Reed Elsevier’s “big data” HPCC technology to allow researchers within legal and professional organisations to find highly relevant information more easily and efficiently. The new applications had US customer penetration of 45% by the 2012 year end.

In Europe market conditions remain subdued, with growth in online revenue largely offset by declining print revenues.

The 2012 the adjusted operating profit margin improved slightly, with process efficiencies offsetting continued spend on new product development.

Exhibitions

Exhibitions saw growth in the US and Japan, moderate growth in Europe, and double digit growth in most emerging markets during the year. Investment continued throughout the year, launching 30 new shows in total, including several in high growth markets through partnerships and targeted acquisitions.

Revenue and adjusted operating profits were up 25% and 30% respectively at constant currencies. Underlying revenues and adjusted operating profits were up 15% and 20% respectively.

In the US and Japan underlying revenues increased, and growth in emerging markets was well into double digits. In Europe growth from a number of core events helped to offset some softness in southern European markets, resulting in moderate underlying revenue growth overall in the region.

During 2012 Exhibitions launched 30 new events, primarily in high growth sectors and geographies, and completed a number of targeted acquisitions. In Brazil, Exhibitions took full ownership of Alcantara Machado, previously a joint venture, and expanded into hospitality and logistics. In Turkey a new joint venture was created with Tüyap, a Turkish event organiser.

2012 adjusted operating profit margins improved by 1.0 percentage points, reflecting both process efficiencies and the positive impact of biennial event cycling.

During the year the business rolled out global platforms and processes across geographies and sectors. The integrated web event platform is now used by more than 70% of events.

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

Cost of sales were £2,126 million, down 4% compared with 2010, and selling and distribution costs were £1,075 million, down 1%, the reductions primarily reflecting business disposals and currency effects, as well as cost of sales savings in Risk Solutions from the ChoicePoint integration. Administration and other expenses were £1,626 million, down 4%, reflecting the completion of the RBI exceptional restructuring programme in 2010, with related costs in that year of £57 million, largely relating to severance and property costs. Other than as disclosed herein, changes in cost of sales, selling and distribution costs, and administration and other expenses, including changes in individual components thereof, were not material to the operating profit performance of the individual segments.

Reported operating profit was £1,205 million (2010: £1,090 million). The increase reflects improved trading performance and no exceptional restructuring costs.

Adjusted operating profit was £1,626 million (2010: £1,555 million), up 5%. At constant currencies, adjusted operating profits were up 4%. Underlying growth in adjusted operating profits was 5%. The overall adjusted operating margin at 27.1% was 1.4 percentage points higher than last year. This included a 0.4 percentage point benefit to margin of the multi year subscription currency hedging programme and other currency translation effects. Underlying operating costs were flat against the prior year, despite business growth and additional spending on new product development and sales & marketing, reflecting the continued focus on process efficiency and procurement savings, and the benefit of prior year restructuring.

The amortisation charge in respect of acquired intangible assets, including the share of amortisation in joint ventures, amounted to £359 million (2010: £349 million).

Exceptional restructuring costs were nil (2010: £57 million, in respect of the restructuring of RBI). Acquisition related costs amounted to £52 million (2010: £50 million) most significantly in respect of technology integration within Risk Solutions. Disposals and other non operating losses were £22 million (2010: £46 million), including the share of disposal profits in joint venues.

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

Since January 1, 2011, Risk Solutions and Legal have been operating as separate businesses. In aggregate, revenue decreased by 3% to £2,542 million (2010: £2,618 million) and adjusted operating profits were flat at £591 million (2010: £592 million). The results of each business are presented separately below.

Scientific, Technical & Medical

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

Underlying operating cost growth was 1%, reflecting ongoing emphasis on process efficiencies and procurement savings offsetting business growth and spending on new product development and sales & marketing initiatives.

Risk Solutions

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

The insurance data & analytics business generated revenue growth of 7%, driven by the increasing adoption of solutions across the insurance workflow from marketing through to claims handling that improve underwriting economics and operational efficiency. In November 2011, Risk Solutions completed the sale of its infrastructure software business, focusing the insurance business on high value data and analytics.

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

Underlying operating costs declined by 1% despite the business growth and new product investment, reflecting cost savings, notably in technology, and from the completion of the ChoicePoint integration. The adjusted operating margin increased by 1.7 percentage points to 39.9%.

Business Information

Reed Business Information returned to underlying revenue growth, with growth in data services mostly offset by continued weakness in print advertising. Significant further progress on portfolio realignment was made with acquisitions in data services and disposals of print magazine titles. The majority of the margin increase reflects organic development, supported by exits from low margin businesses.

Revenues were down 4% and adjusted operating profits up at 22% at constant currencies. Underlying revenues and adjusted operating profits were up 1% and 15% respectively.

The major data services businesses, which accounted for 25% of Reed Business Information revenues in 2011, delivered underlying revenue growth of 9%, including growth in ICIS, Bankers Almanac and XpertHR, partially offset by Reed Construction Data serving the challenged US construction industry. Online marketing solutions grew 2%, driven largely by Totaljobs in the UK online recruitment market, offset by weakness in lead generation businesses, BuyerZone and Hotfrog. Leading brands saw stable revenues, with online growth compensating for print advertising declines. Other business magazines and communities saw an underlying revenue decline of 5% reflecting continued print advertising market weakness.

Underlying operating costs were down 2%, reflecting continuing measures taken to realign the cost base. Adjusted operating margins increased 3.4 percentage points to 15.8%.

Legal

Legal revenues returned to underlying revenue growth in 2011, and adjusted operating margins were broadly flat, as expected. Most legal markets have stabilized, and new products were launched.

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

Underlying operating cost growth was 1% reflecting continued investment in the next generation legal offerings and sales & marketing, offset by continued cost initiatives. The adjusted operating margin was broadly flat at 14.0%.

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

Underlying operating costs were down 1%, reflecting cost control, while funding the significantly increased launch programme and build out of global industry groups and information technology capabilities. The adjusted operating margin was 0.8 percentage points higher than in 2010 at 23.6%.

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

Currency differences decreased Reed Elsevier’s revenue by £63 million in 2012 compared to 2011. Excluding amortisation of acquired intangible assets, currency differences decreased operating profits by £11 million in 2012 compared to 2011. Acquired intangible assets and goodwill are predominantly denominated in US dollars and, after charging amortisation, currency differences decreased operating profits by £8 million in 2012 compared to 2011. Borrowings are predominantly denominated in US dollars and, after charging net finance costs, currency differences decreased profit before tax by £8 million in 2012 compared to 2011.

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

LIQUIDITY AND CAPITAL RESOURCES — REED ELSEVIER

Cash Flow

Reed Elsevier’s cash generated from operations in 2012 amounted to £1,847 million (2011: £1,735 million; 2010: £1,649 million). Included in these net cash inflows are cash outflows of £62 million (2011: £90 million; 2010: £150 million) relating to exceptional restructuring costs incurred in prior years and acquisition related costs. Reed Elsevier generates significant cash inflows as its principal businesses do not generally require major fixed or working capital investments. A substantial proportion of revenue is received through subscription and similar advanced receipts, principally for scientific and medical journals and exhibition fees. At December 31, 2012 subscriptions and other revenues received in advance totaled £1,394 million (2011: £1,412 million; 2010: £1,308 million).

Reed Elsevier’s cash outflow on the purchase of property, plant and equipment in 2012 was £70 million (2011: £85 million; 2010: £83 million), while proceeds from the sale of property, plant and equipment amounted to £7 million (2011: £7 million; 2010: £7 million). The cash outflow on internally developed intangible assets in 2012 was £263 million (2011: £265 million; 2010: £228 million), reflecting sustained investment in new products and related infrastructure, particularly in the Legal business.

Gross cash proceeds from disposals amounted to £242 million, including £7 million from the sale of non-controlling interests. Net proceeds, before tax, amounted to £160 million, after related separation and transaction costs, additional pension scheme contributions, and working capital and other adjustments in respect of prior year transactions.

During 2012, Reed Elsevier paid a total of £316 million (2011: £529 million; 2010: £50 million) for acquisitions, including deferred consideration payable on past acquisitions, after taking account of net cash acquired of £12 million (2011: £24 million; 2010: nil). A further £7 million was paid on the purchase of investments (2011: £10 million; 2010: £5 million) during the year. During 2012, Reed Elsevier paid tax of £216 million (2011: £218 million; 2010: £9 million).

Share repurchases by the parent companies in 2012 were £250 million (2011: nil; 2010: nil), with a further £100 million repurchased in 2013 as at February 27. On February 28, 2013, Reed Elsevier PLC and Reed Elsevier NV announced their intention to repurchase further ordinary shares up to the value of £300 million in aggregate over the remainder of 2013. No shares of the parent companies were purchased by the Reed Elsevier Group plc Employee Benefit Trust (2011: nil; 2010: nil). Net proceeds from the exercise of share options were £48 million (2011: £9 million; 2010: £11 million).

During 2012, Reed Elsevier paid ordinary dividends totalling £521 million to the shareholders of the parent companies (2011: £497 million; 2010: £483 million). Dividend payments are funded by the operating cash flow of the business after capital spend.

Net borrowings, a key indebtedness measure used in assessing Reed Elsevier’s financial position, at December 31, 2012 were £3,127 million (2011: £3,433 million; 2010: £3,455 million), comprising gross borrowings of £3,892 million, less £124 million of related derivative financial instrument assets and cash and cash equivalents of £641 million. Excluding currency effects, net borrowings decreased by £199 million with acquisitions and share repurchases funded from free cash flow and proceeds from divestments.

Net borrowings are reconciled as follows:

	2012	2011	2010
	£m	£m	£m
Cash & cash equivalents	641	726	742
Borrowings	(3,892)	(4,282)	(4,302)
Related derivative financial instruments	124	123	105

Net borrowings	(3,127)	(3,433)	(3,455)

During 2012, the second of two one year extension options was exercised on the $2.0 billion committed bank facility, extending the maturity to June 2015. This back up facility provides security of funding for short term debt.

In September 2012, €550 million of fixed rate term debt with a maturity of eight years was issued at a coupon of 2.5% (before taking into account fixed to floating interest swaps) and the proceeds used to pre-finance the €600 million 6.5% coupon term debt maturing in April 2013. In October and November 2012, $561 million of fixed rate term debt with a maturity of ten years was issued at a coupon of 3.125%. Related to this transaction, $299 million of fixed rate term debt maturing in January 2014 and January 2019, with a weighted average coupon of 8.4%, was exchanged for $311 million of the newly issued term debt and cash payments of $75 million. The remaining cash proceeds were used to reduce short term commercial paper borrowings ahead of the January 2014 bond maturity.

The directors of Reed Elsevier PLC and Reed Elsevier NV, having made appropriate enquiries, consider that adequate resources exist for the combined businesses to continue in operational existence for the foreseeable future.

Contractual Obligations

The contractual obligations of Reed Elsevier relating to debt finance and operating leases at December 31, 2012 analysed by when payments are due, are summarised below.

	Total	Less than 1 year	1-3 years	3-5 years	After 5 years
	(in millions)
Short term debt(1)(2)	£762	£762	£—	£—	£—
Long term debt (including finance leases)(2)	4,187	173	1,112	959	1,943
Operating leases	610	117	184	125	184

Total	£5,559	£1,052	£1,296	£1,084	£2,127

(1)	Short term debt primarily comprises term debt issues maturing within one year and commercial paper, and is supported by a $2,000 million committed bank facility maturing in June 2015 and by the central management of cash and cash equivalents. At December 31, 2012 the committed bank facility was undrawn.

(2)	Short and long term debt obligations comprise undiscounted principal and interest cash flows. Interest cash flows are calculated by reference to the contractual payment dates and the fixed interest rates (for fixed rate debt) or the relevant forecast interest rates (for floating rate debt).

Information on retirement benefit obligations is set out in note 7 to the combined financial statements.

Off-Balance Sheet Arrangements

At December 31, 2012 Reed Elsevier had outstanding guarantees in respect of property leases. The maximum amount guaranteed as at December 31, 2012 is £11 million for certain property leases up to 2024. These guarantees, which would crystallise in the event that existing lessees default on payment of their lease commitments, are unrelated to the ongoing business.

Save as disclosed above and under contractual obligations, Reed Elsevier has no off-balance sheet arrangements that currently have or are reasonably likely to have a material effect on the combined businesses’ financial condition, results of operations, liquidity, capital expenditure or capital resources.

Treasury Policies

The Boards of Reed Elsevier PLC and Reed Elsevier NV have requested that Reed Elsevier Group plc and Elsevier Reed Finance BV have due regard to the best interests of Reed Elsevier PLC and Reed Elsevier NV shareholders in the formulation of treasury policies. Financial instruments are used to finance the Reed Elsevier businesses and to hedge transactions. Reed Elsevier’s businesses do not enter into speculative transactions. The main treasury risks faced by Reed Elsevier are liquidity risk, interest rate risk, foreign currency risk and credit risk. The Boards of the parent companies agree overall policy guidelines for managing each of these risks and the Boards of Reed Elsevier Group plc and Elsevier Finance SA agree policies (in line with parent company guidelines) for their respective business and treasury centres. A summary of these policies is given below.

Interest Rate Exposure Management

Reed Elsevier’s interest rate exposure management policy is aimed at reducing the exposure of the combined businesses to changes in interest rates. The proportion of interest expense that is fixed on net borrowings is determined by reference to the level of net interest cover. Reed Elsevier uses fixed rate term debt, interest rate swaps, forward rate agreements and interest rate options to manage the exposure. Interest rate derivatives are used only to hedge an underlying risk and no net market positions are held.

After taking into account interest rate and currency derivatives, at December 31, 2012 interest expense was fixed on an average of £2.2 billion of forecast debt for the next 12 months. This fixed rate debt reduces to £1.7 billion by the end of 2014 and reduces further thereafter with all but £0.7 billion of fixed rate term debt (not swapped to floating rate) having matured by the end of 2019.

At December 31, 2012, fixed rate term debt (not swapped to floating rate) amounted to £2.1 billion (2011: £2.4 billion) and had a weighted average life remaining of 6.2 years (2011: 5.7 years) and a weighted average interest rate of 6.4% (2011: 6.5%). Interest rate derivatives in place at December 31, 2012, which fix the interest cost on an additional £0.2 billion (2011: £0.6 billion) of variable rate debt, have a weighted average maturity of 0.3 years (2011: 0.8 years) and a weighted average interest rate of 3.6% (2011: 3.2%).

Foreign Currency Exposure Management

Translation exposures arise on the earnings and net assets of business operations in countries other than those of each parent company. These exposures are hedged, to a significant extent, by a policy of denominating borrowings in currencies where significant translation exposures exist, most notably US dollars.

Currency exposures on transactions denominated in a foreign currency are required to be hedged using forward contracts. In addition, recurring transactions and future investment exposures may be hedged, in advance of becoming contractual. The precise policy differs according to the specific circumstances of the individual businesses. Highly predictable future cash flows may be covered for transactions expected to occur during the next 24 months (50 months for the Scientific, Technical & Medical subscription businesses) within limits defined according to the period before the transaction is expected to become contractual. Cover takes the form of foreign exchange forward contracts.

As at December 31, 2012, the amount of outstanding foreign exchange cover against future transactions was £1.2 billion (2011: £1.3 billion).

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

Reed Elsevier has treasury policies in place which do not allow concentrations of risk with individual counterparties and do not allow significant treasury exposures with counterparties which are rated lower than A-/A3 by Standard & Poor’s, Moody’s and Fitch. At December 31, 2012, cash and cash equivalents totalled £641 million, of which 98% was held with banks rated A/A2 or better. Further information on credit risk is set out on pages F-42 and F-43.

Capital and Liquidity Management

The capital structure is managed to support Reed Elsevier’s objective of maximising long term shareholder value through appropriate security of funding, ready access to debt and capital markets, cost effective borrowing and flexibility to fund business and acquisition opportunities whilst maintaining appropriate leverage to optimise the cost of capital.

Over the long term Reed Elsevier targets cash flow conversion (the proportion of adjusted operating profits converted into cash) and credit metrics to reflect this aim and that are consistent with a solid investment grade credit rating. Levels of net borrowings should not exceed those consistent with such a rating other than for relatively short periods of time, for instance following an acquisition.

The principal metrics utilised are free cash flow (after interest, tax and dividends) to net borrowings, net borrowings to adjusted EBITDA (as reconciled in the table below) and adjusted EBITDA to net interest, all on a pensions and lease adjusted basis, and these metrics are monitored and reported to senior management and board representatives on a quarterly basis. Adjusted EBITDA is derived from net profit as follows:

2012
(in millions)
Net profit for the year	£1,074
Adjustments:
Taxation	113
Disposals and other non operating items	(45)
Net finance costs	216
Amortisation of acquired intangible assets	329
Depreciation and other amortisation	227
Acquisition related costs	21
Reclassification of tax in joint ventures	5

Adjusted EBITDA	£1,940

Cash flow conversion of 90% or higher is consistent with the rating target. The cash flow conversion in 2012 was 94% (2011: 93%) and for the year ended December 31, 2012 net borrowings to adjusted EBITDA was 2.2x (2011: 2.3x) on a pensions and lease adjusted basis.

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

The balance of long term debt, short term debt and committed bank facilities is managed to provide security of funding, taking into account the cash generation of the business and the uncertain size and timing of acquisition spend. Reed Elsevier maintains a range of borrowing facilities and debt programmes from a variety of sources to fund its requirements at short notice and at competitive rates. The significance of Reed Elsevier Group plc’s US operations means that the majority of debt is denominated in US dollars. Policy requires that no more than US$1.5 billion of term debt issues should mature in any 12 month period and no more than US$3.0 billion in any 36 month period. In addition, minimum levels of borrowings with maturities over three and five years are specified, depending on the level of net borrowings and free cash flow. From time to time, Reed Elsevier may redeem term debt early or repurchase outstanding debt in the open market depending on market conditions.

There were no changes to Reed Elsevier’s long term approach to capital and liquidity management during the year.

Short Term Borrowings

The main treasury centres within Reed Elsevier operate commercial paper programmes to provide flexibility for funding operational requirements of the combined businesses on a daily basis, at short notice and at competitive rates. Commercial paper is issued under both US and Euro programmes and guaranteed by Reed Elsevier PLC and Reed Elsevier NV. In addition, short term borrowing facilities are established with local banks to support the daily requirements of businesses operating in certain countries where there may be restrictions on borrowing from affiliates or from lenders in a foreign jurisdiction. Other loans comprise term loans with an original maturity of greater than one year and which mature within 12 months of the reporting date. These short term borrowings were backed up at December 31, 2012 by a $2,000 million committed bank facility maturing in June 2015 which was undrawn. The short term borrowing programmes are run in conjunction with term debt programmes which comprise the majority of Reed Elsevier’s debt and provide the combined businesses with security of funding.

The average amount and the average interest rate during the year have been calculated by taking the average of the amounts outstanding at each month end (translated to sterling at the respective month end rate) and the average of the interest rate applicable at each month end. Commercial paper issuance reached a maximum month end level of £756 million in March 2012 as a result of trading flows and other loans reached a maximum month end level of £643 million in June 2012 as the maturities of the term debt issues of €600 million and CHF 150 million, expiring in April 2013 and June 2013 respectively, both then fell below 12 months.

Short term borrowings as at December 31,	2012 £m	2012 Weighted average interest rate %	2011 £m	2011 Weighted average interest rate %	2010 £m	2010 Weighted average interest rate %
Commercial paper	118	0.2	576	0.7	346	0.6
Short term loans and overdrafts	13	1.5	20	10.1	33	8.6
Finance leases	7	2.5	2	2.7	7	5.1
Other loans	592	3.7	384	4.1	130	6.7

Total short term borrowings	730		982		516

Average short term borrowings during the year ended December 31,	2012 £m	2012 Weighted average interest rate %	2011 £m	2011 Weighted average interest rate %	2010 £m	2010 Weighted average interest rate %
Commercial paper	547	0.5	504	0.6	437	0.5
Short term loans and overdrafts	22	8.9	30	9.5	33	7.9
Finance leases	5	2.7	9	4.9	7	5.3
Other loans	469	3.7	297	5.0	197	4.6

Maximum month end short term borrowings	2012 £m	2011 £m	2010 £m
Commercial paper	756	659	688
Short term loans and overdrafts	27	37	37
Finance leases	7	10	10
Other loans	643	493	358

OPERATING RESULTS — REED ELSEVIER PLC AND REED ELSEVIER NV

The following discussion is based on the financial statements of Reed Elsevier PLC and Reed Elsevier NV for the three years ended December 31, 2012. The results of Reed Elsevier PLC reflect its shareholders’ 52.9% economic interest in the Reed Elsevier combined businesses. The results of Reed Elsevier NV reflect its shareholders’ 50% economic interest in the Reed Elsevier combined businesses. The respective economic interests of the Reed Elsevier PLC and Reed Elsevier NV shareholders take account of Reed Elsevier PLC’s 5.8% indirect interest in Reed Elsevier NV. Both parent companies equity account for their respective share in the Reed Elsevier combined businesses.

Results of Operations for the Year Ended December 31, 2012

Compared to the Year Ended December 31, 2011

The earnings per share of Reed Elsevier PLC and Reed Elsevier NV were 46.0p and €0.90 respectively in 2012, compared to 32.4p and €0.59 in 2011. The increase reflects the improved trading performance, disposals and other non operating items and the exceptional prior year tax credit.

Dividends to Reed Elsevier PLC and Reed Elsevier NV shareholders are, other than in special circumstances, equalised at the gross level, including the benefit of the UK attributable tax credit of 10% received by certain Reed Elsevier PLC shareholders. The exchange rate used for each dividend calculation — as defined in the Reed Elsevier merger agreement — is the spot euro:sterling exchange rate, averaged over a period of five business days commencing with the tenth business day before the announcement of the proposed dividend.

Ordinary dividends declared in the year, in amounts per ordinary share, comprise: a 2011 final dividend of 15.9p and 2012 interim dividend of 6.0p giving a total of 21.9p (2011: 20.65p) for Reed Elsevier PLC; and a 2011 final dividend of €0.326 and 2012 interim dividend of €0.130 giving a total of €0.456 (2011: €0.413) for Reed Elsevier NV.

The Board of Reed Elsevier PLC has proposed a 2012 final dividend of 17.0p, up 7%, giving a total dividend of 23.0p in respect of the financial year, up 7% on 2011. The Boards of Reed Elsevier NV, in accordance with the dividend equalisation arrangements, have proposed a 2012 final dividend of €0.337, up 3%, which results in a total dividend of €0.467 in respect of the financial year, up 7% on 2011. The difference in growth rates in the equalised final dividends reflects changes in the euro:sterling exchange rate since the respective prior year dividend announcement dates.

During 2012 Reed Elsevier repurchased 23,288,616 Reed Elsevier PLC ordinary shares and 12,660,296 Reed Elsevier NV ordinary shares for consideration of £250 million. These shares are held in treasury. On December 28, 2012 Reed Elsevier PLC and Reed Elsevier NV announced an irrevocable, non discretionary programme to repurchase further ordinary shares up to the value of £100 million which was completed by February 27, 2013. On February 28, 2013, Reed Elsevier PLC and Reed Elsevier NV announced their intention to repurchase further ordinary shares up to the value of £300 million in aggregate over the remainder of 2013.

Results of Operations for the Year Ended December 31, 2011

Compared to the Year Ended December 31, 2010

The earnings per share of Reed Elsevier PLC and Reed Elsevier NV were 32.4p and €0.59 respectively in 2011, compared to 27.3p and €0.51 in 2010. The increase reflects the improved trading performance, no exceptional restructuring costs and lower net interest expense.

Dividends to Reed Elsevier PLC and Reed Elsevier NV shareholders are, other than in special circumstances, equalised at the gross level, including the benefit of the UK attributable tax credit of 10% received by certain Reed Elsevier PLC shareholders. The exchange rate used for each dividend calculation — as defined in the Reed Elsevier merger agreement — is the spot euro:sterling exchange rate, averaged over a period of five business days commencing with the tenth business day before the announcement of the proposed dividend.

Ordinary dividends declared in the year, in amounts per ordinary share, comprise: a 2010 final dividend of 15.0p and 2011 interim dividend of 5.65p giving a total of 20.65p (2010: 20.4p) for Reed Elsevier PLC; and a 2010 final dividend of €0.303 and 2011 interim dividend of €0.110 giving a total of €0.413 (2010: €0.402) for Reed Elsevier NV.

The Board of Reed Elsevier PLC has proposed a 2011 final dividend of 15.90p, up 6%, giving a total dividend of 21.55p in respect of the financial year, up 6% on 2010. The Boards of Reed Elsevier NV, in accordance with the dividend equalisation arrangements, have proposed a 2011 final dividend of €0.326, up 8%, which results in a total dividend of €0.436 in respect of the financial year, up 6% on 2010. The difference in growth rates in the equalised final dividends reflects changes in the euro: sterling exchange rate since the respective prior year dividend announcement dates.

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

Trends, uncertainties and events which could have a material impact on Reed Elsevier’s revenue, operating profit and liquidity and capital resources are discussed in further detail in “Item 3: Key Information — Risk Factors”; “Item 4: Information on Reed Elsevier”; and “Item 5: Operating and Financial Review and Prospects — Operating Results — Reed Elsevier; Liquidity and Capital Resources — Reed Elsevier; Operating Results — Reed Elsevier PLC and Reed Elsevier NV”.

ITEM 6: DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

DIRECTORS

The directors of each of Reed Elsevier PLC, Reed Elsevier NV, Reed Elsevier Group plc and Elsevier Reed Finance BV at February 27, 2013 were:

Name (Age)	Reed Elsevier PLC	Reed Elsevier NV	Reed Elsevier Group plc	Elsevier Reed Finance BV

Rudolf van den Brink(65)	—	—	—	Chairman of the Supervisory Board

Mark Elliott(63)	Non-executive Director(3)(4)	Member of the Supervisory Board(3)(4)	Non-executive Director(2)	—

Erik Engstrom(49)	Executive Director and Chief Executive Officer	Chairman of the Executive Board and Chief Executive Officer	Executive Director and Chief Executive Officer	—

Anthony Habgood(66)	Non-executive Chairman(3)(4)	Chairman of the Supervisory Board(3)(4)	Non-executive Chairman(2)	—

Adrian Hennah(55)	Non-executive Director(1)(4)	Member of the Supervisory Board(1)(4)	Non-executive Director(1)	—

Lisa Hook(54)	Non-executive Director(3)(4)	Member of the Supervisory Board(3)(4)	Non-executive Director(2)	—

Gerben de Jong(68)	—	—	—	Member of the Management Board

Marike van Lier Lels(53)	—	Member of the Supervisory Board(4)	—	Member of the Supervisory Board

Duncan Palmer(47)	Executive Director and Chief Financial Officer	Member of the Executive Board and Chief Financial Officer	Executive Director and Chief Financial Officer	Member of the Supervisory Board

Robert Polet(57)	Non-executive Director(4)	Member of the Supervisory Board(4)	Non-executive Director(2)	—

Sir David Reid(66)	Non-executive Director(1)(3)(4)(5)	Member of the Supervisory Board(1)(3)(4)(5)	Non-executive Director(1)(2)(5)	—
Alberto Romaneschi(54)	—	—	—	Member of the Management Board
Linda Sanford(60)	Non-executive Director(1)(4)	Member of the Supervisory Board(1)(4)	Non-executive Director(1)	—

Ben van der Veer(61)	Non-executive Director(1)(3)(4)	Member of the Supervisory Board(1)(3)(4)	Non-executive Director(1)	Member of the Supervisory Board

Jans van der Woude(49)	—	—	—	Member of the Management Board

(1)	Member of the Audit Committees of the Boards of Reed Elsevier PLC, Reed Elsevier NV and Reed Elsevier Group plc.

(2)	Member of the Remuneration Committee of the Board of Reed Elsevier Group plc.

(3)	Member of the joint Nominations Committee of the Boards of Reed Elsevier PLC and Reed Elsevier NV.

(4)	Member of the joint Corporate Governance Committee of the Boards of Reed Elsevier PLC and Reed Elsevier NV.

(5)	Senior independent non-executive director, as defined by the UK Corporate Governance Code in the United Kingdom.

Mark Armour stepped down as Chief Financial Officer in November 2012 and retired from the Reed Elsevier Boards in December 2012.

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

Anthony Habgood (British) Chairman since 2009. Chairman of the Nominations and Corporate Governance Committees. Chairman of Whitbread plc and of Preqin Holding Limited. Was chairman of Bunzl plc and of Mölnlycke Health Care Limited and served as chief executive of Bunzl plc, chief executive of Tootal Group plc and a director of The Boston Consulting Group Inc. Formerly non-executive director of Geest plc; Marks and Spencer plc; National Westminster Bank plc; Powergen plc; and SVG Capital plc. Holds an MA in Economics from Cambridge University and an MS in Industrial Administration from Carnegie Mellon University. He is a visiting Fellow at Oxford University.

Adrian Hennah (British) Non-executive director since 2011. He is chief financial officer of Reckitt Benckiser Group plc having been chief financial officer of Smith & Nephew plc from 2006 to 2012. Before that was chief financial officer of Invensys plc and previously held various senior finance and management positions within GlaxoSmithKline for 18 years.

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

Marike van Lier Lels (Dutch) Appointed January 2010. Member of the supervisory boards of KPN NV, USG People NV and TKH Group NV. A member of various Dutch governmental advisory boards. Member of the Supervisory Board of Maersk BV until March 2012. Was executive vice president and chief operating officer of the Schiphol Group. Prior to joining Schiphol Group, was a member of the executive board of Deutsche Post Euro Express and held various senior positions with Nedlloyd.

Duncan Palmer (British and American) Chief Financial Officer since November 2012. Joined Reed Elsevier as Chief Financial Officer Designate in August 2012. Non-executive director of Oshkosh Corporation since 2011. Prior to joining Reed Elsevier was chief financial officer and senior vice president of Owens Corning Inc. from 2007, having previously held various senior finance positions within Royal Dutch Shell for 20 years in the UK, the Netherlands and the US. He holds an MA in mathematics from Cambridge University and an MBA from Stanford University. He is a UK-qualified Chartered Management Accountant.

Robert Polet (Dutch) Non-executive director since 2007. Chairman of Safilo Group S.p.A. and a non-executive director of Philip Morris International Inc, William Grant & Sons Limited and Crown Topco Limited, parent company of Vertu. Member of the supervisory board of Nyenrode Foundation. Was President and chief executive officer of Gucci Group from 2004 to 2011, having spent 26 years at Unilever working in a variety of marketing and senior executive positions throughout the world including president of Unilever’s Worldwide Ice Cream and Frozen Foods division. Formerly a non-executive director of Wilderness Holdings Limited from 2010 to 2012.

Sir David Reid (British) Non-executive director since 2003. Senior independent director. Chairman of Intertek Group plc and a member of the Senior Advisory Board of Jefferies, the global investment banking firm. Was Chairman of Tesco PLC from 2004 to 2011, having previously been executive deputy chairman until December 2003, and finance director from 1985 to 1997. He has also been Chairman of Kwik-Fit and a non-executive director of De Vere PLC, Legal & General Group plc and Westbury PLC.

Alberto Romaneschi (Swiss) Member of the Management Board of Elsevier Reed Finance BV since October 2012. He has been the Managing Director of Elsevier Finance SA since 2012.

Linda Sanford (American) Non-executive director since 2012. Senior Vice President, Enterprise Transformation, IBM Corporation and non-executive director of ITT Corporation until May 2013. Serves on the board of directors of The Business Council of New York State and the Partnership for New York City. Also serves on the board of trustees of the State University of New York, St. John’s University, and Rensselaer Polytechnic Institute.

Ben van der Veer (Dutch) Non-executive director since 2009. Chairman of the Audit Committees. Member of the supervisory boards of AEGON NV, TomTom NV, Siemens Nederland NV and Koninklijke FrieslandCampina NV. Was chairman of the executive board of KPMG in the Netherlands and a member of the management committee of the KPMG International board until his retirement in 2008, having joined KPMG in 1976.

Jans van der Woude (Dutch) Member of the Management Board of Elsevier Reed Finance BV since 2009. Is Company Secretary and Legal Counsel of Reed Elsevier NV. Prior to joining Reed Elsevier in 2009 was Legal Advisor to Corporate Express NV. Before that was Corporate Legal Director of TNT NV, having previously been General Counsel at Getronics NV.

SENIOR MANAGEMENT

The executive officers of Reed Elsevier PLC, Reed Elsevier NV and Reed Elsevier Group plc, other than directors, at February 27, 2013 were:

Henry Udow:    Chief Legal Officer and Company Secretary of Reed Elsevier PLC and Reed Elsevier Group plc. A US and British citizen who is admitted to the Bar of New York State. Joined Reed Elsevier in March 2011. Prior to joining Reed Elsevier he was Chief Legal Officer and Company Secretary of Cadbury plc.

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

The Remuneration Committee’s (the Committee) remit and its duties are in relation to:

—	Executive Directors:

—

to establish the remuneration policy for the executive directors and determine the remuneration in all its forms (including pensions and share plan participation), the terms of the service contracts and all other terms and conditions of employment of the executive directors of Reed Elsevier Group plc and Reed Elsevier PLC and on the advice of the Chairman, the remuneration terms of the CEO (with respect to Reed Elsevier NV, the Committee recommends to the Supervisory Board the remuneration policy and the remuneration in all its forms for the CEO and other executive directors); and

—	to approve any compensation or termination payments made to executive directors of Reed Elsevier Group plc and Reed Elsevier PLC.

—	Senior Management

—	on the advice of the CEO, to approve the remuneration policy of other senior leaders and of the Reed Elsevier Group plc Chief Legal Officer and Company Secretary; and

—	to monitor the level and structure of remuneration for this group of executives.

—	Reed Elsevier Chairman

—

on the advice of the Senior Independent Director, to determine the remuneration of the Reed Elsevier Chairman (with respect to Reed Elsevier NV, to recommend, on advice of the Senior Independent Director, to the Combined Board the Chairman’s remuneration in respect of his Chairmanship of Reed Elsevier NV).

—	General

—	to review the ongoing appropriateness and relevance of the remuneration policy, in particular the performance- related elements and their compatibility with risk policies and systems;

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

Throughout 2012, the Committee consisted of independent non-executive directors; Mark Elliott (Committee Chairman), Sir David Reid, Lisa Hook and Robert Polet; and the Chairman of Reed Elsevier Group plc. The Chief Legal Officer and Company Secretary also attends the meetings in his capacity as secretary to the Committee. At the invitation of the Committee Chairman, the CEO of Reed Elsevier Group plc attends appropriate parts of the meetings. The CEO of Reed Elsevier Group plc is not in attendance during discussions pertaining to his remuneration.

The Global Human Resources Director provided material advice to the Committee during the year.

Towers Watson acted as external advisors to the Committee throughout 2012 and also provided market data and data analysis. Towers Watson also provided actuarial and other human resources consultancy services directly to some Reed Elsevier companies.

The individual consultants involved in advising the Committee do not provide advice to the executive directors or act on their behalf.

EXECUTIVE DIRECTORS

Remuneration philosophy and policy

The context for Reed Elsevier’s remuneration policy and practices is set by the needs of a global business with business areas that operate internationally by line of business. Furthermore, Reed Elsevier PLC and Reed Elsevier NV’s respective stock market listings in London and Amsterdam, combined with the majority of its employees being based in the US, provides a particular set of challenges in the design and operation of remuneration policy.

Our remuneration philosophy

Reed Elsevier’s guiding remuneration philosophy for senior executives is based on the following precepts:

—	Performance-related compensation with demanding performance standards.

—	Creation of shareholder value.

—	Competitive remuneration opportunity to attract and retain the best executive talent from anywhere in the world.

—	A balanced mix of remuneration between fixed and variable elements, and annual and longer-term performance.

—	Aligning the interests of executive directors with shareholders and other stakeholders.

—	Operating the company consistent with long-term sustainability.

Our remuneration policy

In line with this guiding philosophy our remuneration policy is described below.

—	Reed Elsevier aims to provide a total remuneration package that is able to attract and retain the best executive talent from anywhere in the world, at an appropriate level of cost.

—

In reaching decisions on executive remuneration, the Committee takes into account the remuneration arrangements and levels of increase applicable to senior management and Reed Elsevier employees generally. The Committee takes into account the salary increases for the employee population worldwide as one of the inputs when determining salary increases for directors.

—

The Committee considers the social, governance, and environmental implications of its decisions, particularly when setting and assessing performance objectives and targets, and seeks to ensure that incentives are consistent with the appropriate management of risk and corporate sustainability.

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

—

The Committee will consider all available discretion to claw back any payouts made, or to reduce unvested awards, on the basis of materially misstated data. The rules of all incentive plans provide for specific provisions in this regard.

—

The Committee considers it important to encourage personal investment and ongoing holding of Reed Elsevier PLC and/or Reed Elsevier NV securities among the senior executive population. Executive directors and other senior executives are subject to minimum shareholding requirements.

How the performance measures in the incentives link to our business strategy

Reed Elsevier’s strategic focus is on transforming its core business through organic investment and the organic build out of new products into adjacent markets and geographies, supplemented by selective portfolio acquisitions and divestments.

The performance related components of the executive directors’ multi-year incentives support this strategy by focusing on return on capital, returns to shareholders and sustained earnings growth.

Furthermore, our annual incentive plan is focused on operational excellence as measured by the financial measures of revenue, profit and cash generation. In addition, a significant portion of the annual bonus is dependent upon the achievement of annual key performance objectives (KPOs) that create a platform for sustainable future performance. These KPOs align with Reed Elsevier’s strategic plans and range from the delivery of specific projects and the achievement of customer metrics or efficiency targets to corporate and social responsibility objectives. Each executive director has at least one sustainability or corporate responsibility objective.

The Committee believes that one of the main drivers of long-term shareholder value is sustained growth in profitability, underpinned by appropriate capital discipline. Therefore growth in earnings per share and targeted return on invested capital are both utilised in our multi-year incentives.

We aim to set challenging performance targets as demonstrated by the fact that there has been no vesting for directors under any of our multi-year incentives since the awards granted in 2006 vested in 2009, and no directors’ bonuses paid out above target since 2009.

The balance between fixed and performance-related pay

We aim to provide each executive director with an annual total remuneration package comprising fixed and variable pay with the majority of an executive director’s total remuneration package linked to performance. At target performance, incentive pay makes up approximately 70% of the total remuneration package. For the CEO, the annual incentive represents around 20% and the multi-year incentives 50% of the total package. The fixed pay element for the CEO is around 30% (salary of around 20% and 10% pension and other benefits). The core components of the total remuneration package are described in detail in the remainder of this Report.

Our approach to market positioning and benchmarking

When reviewing executive director and senior executive remuneration, one factor which the Committee takes into account is market competitiveness. This is done by assessing total remuneration (i.e. salary, annual and multi-year incentives and benefits) against a range of relevant comparator groups as follows:

—	Global peers operating in businesses similar to those of Reed Elsevier (including Thomson Reuters, WPP, Pearson, John Wiley, Wolters Kluwer, Experian, McGraw-Hill and Equifax).

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

—	Companies listed on the NYSE Euronext Amsterdam Stock Exchange, cross-industry and of a similar size (measured by aggregate market capitalisation) and international scope.

Referring to companies listed in these three different locations is relevant and necessary as demonstrated by the fact that several recent senior executive hires have been recruited from the US including our CFO.

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

—

The Committee then considers market data and benchmarks for the different elements of the package including salary, total annual cash and total remuneration. While relevant benchmark information is a meaningful input to the process, it informs rather than drives the outcome of the review and is just one factor that the Committee considers.

—	Benefits, including medical and retirement benefits, are positioned to reflect local country practice.

The total remuneration package

Each element of the remuneration package for executive directors is designed to achieve specific objectives, as described in this section. In aggregate, they create a unified and balanced reward mix and competitive employment proposition. The value of the reward package is only maximised through the integrated delivery of annual and longer-term performance. Reward for the delivery of business results is connected with reward for value flowing to shareholders. Through the use of a range of performance metrics such as earnings per share, return on invested capital, profit after tax, revenue, cash flow conversion rate, personal objectives and total shareholder return and the assessment of performance over multiple time-horizons, the incentive arrangements are structured in such a way that reward cannot be maximised through inappropriate short-term risk-taking.

The table below summarises the component parts of the remuneration package provided in 2012 to executive directors who served in 2012.

Component		Erik Engstrom	Mark Armour**	Duncan Palmer***
Base salary		£1,050,625	£644,495	£600,000

Retirement benefit		UK defined benefit plan	UK defined benefit plan	UK defined contribution plan and cash supplement

Other benefits		Includes car allowance and private medical benefit	Includes company car or cash allowance and private medical benefit	Includes car allowance and private medical benefit

Annual incentive (earned for 2012 and payable in March 2013)		£1,149,909	£693,799	£230,205

Multi-year incentives granted*	ESOS	Market value options over 198,836 PLC and 139,742 NV ordinary shares	n/a	Market value options over 67,331 PLC and 48,018 NV ordinary shares
	BIP	68,475 NV ADRs	90,987 PLC and 21,028 NV ordinary shares	n/a
	PSP	n/a	n/a	179,551 PLC shares

Shareholding requirement		300% of salary	200% of salary	200% of salary

*	No multi-year incentives vested in 2012. Multi-year incentives from previous years lapsed in early 2012 as already described in last year’s Report.

**	Mark Armour served as a director until December 31, 2012.

***	Additional awards were made to Duncan Palmer in conjunction with his recruitment. Further details are contained on pages 52 and 53.

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

The Committee decided to award a salary increase of 2.5% to Erik Engstrom, which increased his base salary with effect from January 1, 2013 to £1,076,891. Duncan Palmer’s service agreement provides that his first salary review following commencement of employment would be on or around January 1, 2014, so his base salary remains unchanged for 2013. In determining the salary recommendation for the CEO, the Committee considered, among other inputs, 2013 salary guidance for Reed Elsevier’s most significant employee locations globally. The increase awarded to the CEO is within the guidelines agreed for those employees in respect of 2013 increases.

In respect of salaries for the broader employee population, Reed Elsevier uses the same factors to determine the levels of increase across all employee populations globally: i.e. relevant pay market, skills, experience and contribution. Reed Elsevier operates across many diverse countries in terms of their remuneration structures and practices. Any increases awarded to different employee groups in different geographies reflect this diversity and range of practices. An average increase of approximately 2.5% will be awarded across the senior management population globally for 2013. This level of increase is in line with increases provided to the wider employee population.

Annual Incentive

The Annual Incentive Plan (AIP) provides focus on the delivery of stretching annual financial targets and the achievement of annual objectives and milestones that create a platform for sustainable future performance.

For 2013, executive directors have a target bonus opportunity of 100% of salary that is weighted as follows across four elements (unchanged from 2012):

Measure	Weighting
— Revenue	30%
— Adjusted Profit After Tax	30%
— Cash Flow Conversion Rate	10%
— Key Performance Objectives (KPOs)	30%

The target bonus opportunity for the financial measures is payable for the achievement of highly stretching financial targets. The four elements are measured separately, such that there could be a payout on one element and not on others.

For 2013, the minimum threshold on the financial elements of the AIP at which a bonus starts to accrue is 94% of target and the maximum bonus is 150% of target (unchanged from 2012).

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

Against each objective, measurable milestone targets are set for the year. All financial targets and KPOs are approved by the Committee and are subject to formal assessment at the end of each year. The Chairman of Reed Elsevier Group plc presents his assessment of performance against KPOs for the CEO of Reed Elsevier Group plc to the Committee while the CEO of Reed Elsevier Group plc presents his assessment of KPO performance for the CFO of Reed Elsevier Group plc. The Committee then discusses and agrees the final KPO score for each executive director.

AIP Payments for 2012

In assessing the level of bonus payments for 2012, the Committee noted the following performances:

% change over 2011 at constant exchange rates
	Underlying revenue	Total adjusted PAT
Reed Elsevier	+4%	+8%

Reed Elsevier executed well on its strategic and financial priorities in 2012. Positive revenue momentum and focus on operating efficiency combined to lift underlying operating profit growth and earnings. Underlying revenues, which exclude the effects of currency translation and acquisitions and disposals, were up 4%, or 3% excluding the cycling effect of biennial exhibitions, and all five business areas contributed to the underlying growth. Underlying adjusted operating profits were up 6%, with the improvement in profitability driven by a combination of process innovation and portfolio development across all business areas. Underlying costs were up 4%, reflecting volume growth as well as organic investment in new product development and sales & marketing, partly offset by continued improvements in process efficiency. Adjusted operating cash flow was £1,603m (2011: £1,515m), up 6% compared with the prior year and up 7% at constant currencies. The rate of conversion of adjusted operating profits into cash flow was 94% (2011: 93%). Returns on invested capital increased to 11.9%, 0.7 percentage points higher than in 2011, reflecting the improved trading performance and capital efficiency.

Set out below is a summary of the outcome of performance against each financial measure:

Revenue	Just above target
Adjusted Profit After Tax	Just above target
Cash Flow Conversion Rate	Just above target

The progress on personal objectives for each director was then added in the form of the KPO score and, overall, the sum of the scores achieved against the four AIP components for the executive directors, resulted in the following bonuses for 2012:

	2012 annual bonus (to be paid in March 2013)	% of 2012 base salary earnings
Erik Engstrom	£1,149,909	109.5%
Mark Armour	£693,799	107.7%
Duncan Palmer*	£230,205	107.7%

*Duncan	Palmer’s bonus reflects service during the year of reporting. His service commenced on August 24, 2012.

Multi-Year Incentives

It is intended to continue to provide executive directors with multi-year incentives comprising a combination of a long-term incentive plan (LTIP), a personal investment bonus deferral plan (BIP) and market value options (ESOS). To this end, a new LTIP and ESOS are proposed and will be presented for shareholder approval at the 2013 Annual General Meetings (AGMs).

The purpose of the multi-year incentives is to provide focus on the delivery of the medium to longer-term strategy and holding executives accountable for the execution of that strategy while driving value creation through sustained financial performance, capital discipline and the delivery of returns for shareholders.

In addition, the multi-year incentives are structured so as to encourage personal investment and require a minimum level of ongoing shareholding in Reed Elsevier securities among the senior executive population in order to promote alignment with shareholders and to provide focus on the share price.

Awards under the current and proposed multi-year incentives vest over a period of three years, except for the one-off REGP under which awards vest over three and five years. The vesting of all awards made to executive directors under these plans is subject to meeting a number of stretching performance targets based on internal financial metrics and total shareholder return.

Reed Elsevier Growth Plan (REGP)

The details of how the REGP operates have been disclosed in previous years’ Reports.

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

TSR performance of each security is measured separately against each comparator group and the proportion of the TSR tranche that vests is the sum of the payouts achieved against the three comparator groups.

Vesting is on a straight-line basis for ranking between the median and the upper quartile.

TSR comparators groups

The constituents of each comparator group were selected on a specific basis, as described in last year’s Report (page 49).

The comparators which were included in each currency group are set on page 50 of last year’s Report.

Return on invested capital (ROIC)

The vesting of one third of the REGP award is subject to the percentage return on invested capital of Reed Elsevier PLC and Reed Elsevier NV (the ROIC tranche) as follows:

3 years: 2010-12	2 years: 2013-14	Vesting percentage of ROIC tranche

ROIC in 2012 subject to actual exceeding 2009 ROIC calculated on the same basis	ROIC in 2014
Below 10.2%	Below 10.7%	0%
10.2%	10.7%	60%
11.2% or above	12.7% or above	100%

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

Vesting is on a straight-line basis for performance between the minimum and maximum levels. For the purposes of the plan, the following definitions apply:

—

Earnings = adjusted reported earnings measured at constant currencies. Adjustments include amortisation and impairment of acquired intangible assets and goodwill, exceptional restructuring and acquisition integration charges, gains/losses on business disposals and tax rate anomalies (deferred tax). The Committee retains discretion to adjust for changes in the net pension financing credit.

—	Number of shares = weighted average number of shares in issue excluding shares held in treasury.

Performance share awards were granted under the REGP to Mr Engstrom and Mr Armour in May 2010. At its meeting on April 25, 2013, the Committee will assess the extent to which the performance conditions have been met for these share awards, which includes an overall assessment of underlying business performance and other relevant factors. Based on a review of the three performance measures used in the plan, preliminary calculations indicate that 66.8% of the awards are expected to vest. This is based on a TSR ranking of just above median in respect of two of the comparator groups, ROIC achievement slightly below the 11.2% maximum after taking into account adjustments for such items as foreign exchange rates, pension deficits and acquisition integration costs as provided in the plan, and EPS growth slightly above the middle of the range specified in the plan.

This would result in 429,710 PLC ordinary shares and 282,187 NV ordinary shares vesting in respect of Erik Engstrom. 50% of these shares will be released to Mr Engstrom following the April Committee meeting and 50% of these shares will be deferred until 2015. In respect of Mr Armour, under the terms of the plan relating to retirement, 100% of the shares vesting will be released to him following the April Committee meeting. In accordance with the preliminary vesting calculations, this will result in 263,601 PLC ordinary shares and 173,105 NV ordinary shares being released to Mr Armour. Thereafter, Mr Armour will have no further entitlement for payment under this plan. Dividend equivalents will be payable in cash on any shares released which, based on the preliminary calculations, would result in payments of £135,251 and €179,329 to Mr Engstrom and £165,937 and €220,016 to Mr Armour.

Long-Term Incentive Plan (LTIP)

No awards under LTIP were made to executive directors in 2012 and no award cycles remain outstanding for directors under this plan.

A long-term incentive award was granted to senior leaders below the Board in 2012. Grants are made on a rolling three year basis in the form of performance shares that vest subject to performance metrics and vesting scales consistent with the REGP. The targets set for each metric are aligned to the five-year performance scale applicable to the executive directors under the REGP.

Subject to receipt of shareholder approval at the 2013 Annual General Meetings, it is intended to commence making annual grants under a new long-term incentive plan to executive directors from 2013 onwards, under which the first awards would vest in H1 2016, which is the year after the vesting of the second and final tranche of the REGP for the CEO, so there will be no overlapping payouts. The LTIP was required by the need to replace the one-off REGP incentive plan for directors with a more regular long-term.

Details of the proposed new LTIP are described in the 2013 notices of Annual General Meetings of Reed Elsevier PLC and Reed Elsevier NV.

Executive Share Option Scheme (ESOS)

The current ESOS, which was approved by shareholders in 2003, expires on April 8, 2013. A replacement ESOS, for which we are seeking shareholder approval at the Annual General Meetings in April 2013, is described in the notices of Annual General Meetings and it is intended to make grants under this plan to the executive directors in 2013. It is not intended to make any further grants under the existing ESOS, the key features of which were described in last year’s Report on page 52.

During 2012, Erik Engstrom received a grant of 200% of base salary of market value options (two-thirds of the permitted maximum). On joining, Duncan Palmer received a grant of 135% of salary. The vesting of the options is subject to an Adjusted EPS growth hurdle of 6% p.a. compound growth in adjusted earnings per share hurdle, measured over a three year period commencing on January 1 of the year of grant (the same condition also applies to the 2011 ESOS grants which were made to Erik Engstrom and Mark Armour). In view of his retirement at the end of 2012, Mr Armour did not receive an ESOS grant in 2012.

Early in 2012, as disclosed in last year’s Report, the 2009-11 cycle of ESOS lapsed for Erik Engstrom and Mark Armour.

Bonus Investment Plan (BIP)

The BIP is a voluntary plan aimed at encouraging personal investment in, and ongoing holding of, Reed Elsevier shares to promote greater alignment with shareholders and support the retention of key talent.

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

Feature		Detail

Frequency of award	—	Annual grants of matching awards

	—	Ten-year life of the plan

	—	Implemented in 2010

Eligibility	—	Approximately 150 senior executives including executive directors

	—	Participation is voluntary

Performance period	—	Three financial years

Performance conditions	—	Average adjusted EPS growth measured in constant currencies and ROIC (see below)

	—	50% of the award is subject to adjusted EPS growth and 50% subject to ROIC

Vesting scale	—	Performance hurdle and straight-line vesting

Personal investment	—	Up to 100% of the target bonus opportunity net of tax

Other provisions	—	On a change of control, awards vest on a pro-rated basis for service and subject to performance based on an assessment of progress against targets at the time the change of control occurs, unless the Committee determines that awards should not vest and instead be exchanged for equivalent awards over shares in the acquiring company (i.e. rollover applies)

	—	Claw-back applies

	—	Awards under the plan are satisfied with shares purchased in the market

The following targets and vesting scale apply to awards granted under the BIP in 2012:

Match earned on personal investment	Average growth in adjusted EPS (%) over the 3 year performance period	ROIC (%) in the third year of the performance period
0%	below 4% p.a.	below 11%
50%	4% p.a.	11%
75%	6.5% p.a.	11.5%
100%	9% p.a. or above	12% or above

Awards were granted under the BIP to Mr Engstrom and Mr Armour in May 2010. At its meeting on April 25, 2013, in much the same way as for the REGP, the Committee will assess the extent to which the performance conditions have been met for these awards, which includes an overall assessment of underlying business performance and other relevant factors.

Based on a review of the two performance measures used in the plan, preliminary calculations indicate that 89.5% of the awards are expected to vest. This is based on ROIC achievement slightly below the 11.2% maximum after taking into account adjustments for such items as foreign exchange rates, pension deficits and restructuring costs as provided in the plan, and EPS growth just below the 70th percentile of the target range specified in the plan.

This would result in the vesting of 62,819 NV ADR matching awards in respect of Mr Engstrom and a corresponding cash dividend equivalent payment of $178,181. In respect of Mr Armour, 58,223 PLC ordinary shares and 38,048 NV ordinary shares would be released, with corresponding dividend equivalent payments of £36,651 and €48,359 respectively.

Shareholding requirement

The Committee believes that one of the aspects that creates closer alignment between senior management and shareholders is to require executives to build up and maintain a significant personal stake in Reed Elsevier. The shareholding requirements applicable to the executive directors are set out in the table below and as described on page 47, were pre-requisites to participate in the REGP. Shareholding requirements also apply to selected senior executives below the Board.

Meeting the relevant shareholding requirement is both a condition of the vesting of awards as well as a pre-requisite to maintain eligibility to receive future awards under the multi-year incentives.

On December 31, 2012, the executive directors’ shareholdings were as follows (valued at the mid-market closing prices of Reed Elsevier securities):

	Shareholding requirement (in % of December 31, 2012 annualised base salary)	Actual shareholding as at December 31, 2012 (in % of December 31, 2012 annualised base salary)
Erik Engstrom	300%	512%
Mark Armour	200%	442%
Duncan Palmer*	200%	0%

*	Duncan Palmer has until December 31, 2015 to build up to his required level of shareholding and must retain any net shares earned from Reed Elsevier share plans until he meets his requirement.

Retirement benefits

Retirement benefit provisions are set in the context of the total remuneration for each executive director, taking account of age and service and against the background of evolving legislation and practice in Reed Elsevier’s major countries of operation. Base salary is the only pensionable element of remuneration.

Erik Engstrom is provided with UK defined benefit pension arrangements under which he accrues a pension of 1/30th of salary for every year of service (up to a maximum of two thirds of salary). The pension is provided through a combination of:

—

the main UK Reed Elsevier Pension Scheme for salary restricted to the Scheme Earnings Cap (determined annually on the same basis as the pre-April 2006 Inland Revenue earnings cap) and HMRC Annual Allowance, and

—	Reed Elsevier’s unapproved pension arrangement for the balance.

Prior to November 1, 2007, Erik Engstrom was not a member of any company pension scheme and Reed Elsevier made annual contributions of 19.5% of his salary to his personal pension plan. From November 1, 2007 contributions to his designated retirement account ceased and he became a member of the UK defined benefit pension arrangement.

The pension arrangements for Erik Engstrom include life assurance cover while in employment, an entitlement to a pension in the event of ill health or disability and a spouse’s and/or dependants’ pension on death.

The increase in the transfer value of the directors’ pensions, after deduction of contributions, is shown in the table below. Transfer values have been calculated in accordance with the guidance note GN11 published by the UK Institute of Actuaries and Faculty of Actuaries. The transfer values at December 31, 2012 have been calculated using the transfer value basis adopted by the trustees of the Reed Elsevier Pension Scheme.

The transfer value in respect of individual directors represents a liability in respect of directors’ pension entitlement, and is not an amount paid or payable to the director.

Mark Armour retired on December 31, 2012, at which point he became entitled to a pension of £378,785 per annum.

Transfer values of accrued pension benefits

	Age at December 31, 2012	Director’s contributions	Transfer value of accrued pension at December 31, 2011	Transfer value of accrued pension at December 31, 2012	Increase in transfer value during the year (net of director’s contributions)	Accrued annual pension at December 31, 2012		Increase in accrued annual pension during the year	Increase in accrued annual pension during the year (net of inflation)	Transfer value at December 31, 2012 of increase in accrued pension during the year (net of inflation and director’s contributions)
Erik Engstrom	49	£9,158	£2,099,132	£2,730,651	£622,361	£180,958		£38,584	£31,750	£469,944
Mark Armour	58	£1,944	£6,758,053	£7,525,908	£765,911	£384,878	*	£30,355	£13,362	£259,332

*	The reason for the difference between Mr Armour’s accrued annual pension as at 12.31.12, as stated in the table above, and the annual pension entitlement following retirement is that Mr Armour retired early so there was a reduction made to his accrued annual pension as at 12.31.12.

Duncan Palmer is a member of the UK Reed Elsevier defined contribution pension plan (the Reed Elsevier Pension Plan — REPP). The company contribution is 19% of Mr Palmer’s salary. £50,000 is paid as a contribution to the REPP, being the maximum contribution which can be made under HMRC limits, and the balance is paid to him as a cash allowance, subject to deduction of income tax and national insurance. The pension arrangement for Mr Palmer includes life assurance cover while in employment.

Service contracts

Executive directors are employed under service contracts that provide for a maximum of one year’s notice. The contracts neither specify a pre-determined level of severance payment nor contain specific provisions in respect of a change in control. The Committee believes that as a general rule, notice periods should be 12 months and that the executive directors should, subject to any legal constraints within their base country, be required to mitigate their losses in the event of termination. The Committee will, however, note local market conditions so as to ensure that the terms offered are appropriate to attract and retain top executives operating in global businesses.

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

—

in the event of a breach of the covenants, any gains made or payouts received, in the period starting six months prior to and ending 12 months after leaving employment, on the vesting or exercise of awards from the multi-year incentives may be repayable.

Each executive director has a service contract with Reed Elsevier Group plc, as summarised in the table below:

	Current contract date	Date employment commenced	Expiry date (subject to notice period)	Notice period	Subject to
Erik Engstrom	March 14, 2011	August 23, 2004	June 14, 2028	12 months	English law
Mark Amour	October 7, 1996	February 1, 1995	Ceased to be a director and retired on December 31, 2012	12 months	English law
Duncan Palmer	August 15, 2012	August 24, 2012	n/a	12 months	English law

Duncan Palmer’s remuneration arrangements

Duncan Palmer’s annual base salary on his recruitment was £600,000 and he has an annual target bonus opportunity of 100% of base salary. He will be eligible to participate in BIP from 2013 onwards up to his target bonus opportunity net of tax and to participate in the ESOS and LTIP, subject to shareholders approving those plans. He will receive annual pension contributions equal to 19% of salary and benefits in accordance with the policies applicable to executive directors.

In addition, in September 2012, he was granted the following awards:

—

A market value option under ESOS to acquire shares with a face value on the date of grant of 135% of base salary, which vests on the 3rd anniversary of grant subject to achieving at least 6% p.a. compound growth in adjusted EPS over the performance period from January 1, 2012 to December 31, 2014.

—

Performance shares (PSP) with an aggregate face value of 180% of base salary, which are subject to the same performance targets as will apply to any matching award that may be granted to the CEO under the REGP in 2013, with performance being assessed in the first half of 2015. The award is non-pensionable and carries a right to receive dividend equivalents (calculated on the same basis as under the REGP). The leaver rules are consistent with those which apply under the REGP with the exception that “retirement with the consent of the company” is not automatically treated as an approved leaver reason for the performance share award.

—

Restricted shares (RSP) with an aggregate face value of 250% of base salary, which vest 50% in 2014 and 50% in 2015 provided all unvested stock-based awards granted to him by his previous employer lapse. This one-off grant of restricted shares was made to compensate Mr Palmer for the forfeiture of awards from his former employer. They are subject to a time pro-rated claw-back if he resigns, or is summarily terminated, before the date of the announcement of the 2014 annual results in 2015.

The Committee considered the grant of performance shares and restricted shares noted above to have been essential to secure Duncan Palmer’s services. The Committee was satisfied that the awards are appropriate and align his interests with those of shareholders. Both awards fall within paragraph 9.4.2(2)R of the UK Listing Rules and were granted over Reed Elsevier PLC ordinary shares but half of each award will be settled on vesting with Reed Elsevier NV ordinary shares. The awards cannot be amended to the advantage of Duncan Palmer without shareholder approval and the documentation governing these awards will be available for inspection from the date of the notices of the 2013 Annual General Meetings up to and including the meetings themselves.

In recognition of Mr Palmer and his family having to relocate to the UK in order for him to take up his new position, he will receive a one-off cash relocation allowance of £500,000 in May 2013 (subject to a time pro-rated claw-back if he resigns or is summarily terminated prior to December 31, 2014) and relocation support under the standard Reed Elsevier Policy.

Mark Armour’s retirement terms

Mark Armour’s retirement terms were disclosed in last year’s Report (page 55).

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

Mark Armour is a non-executive director of SABMiller plc and received remuneration of £106,250 during 2012 (£100,694 during 2011). He is also a non-executive director of the Financial Reporting Council (FRC) and received remuneration of £12,500 since commencing his appointment on July 2, 2012.

Duncan Palmer is a non-executive director of Oshkosh Corporation and received fees of £15,487 since his appointment as a director of Reed Elsevier PLC up to the end of 2012.

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

The primary source for comparative market data is the practice of FTSE 50 companies, although reference is also made to NYSE Euronext Amsterdam (AEX) Index and US listed companies.

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

Fees may be reviewed annually, although in practice they have changed on a less frequent basis. The last fee review was during 2011 and the current fee arrangements took effect on January 1, 2012.

The fees for 2013 are unchanged from 2012 and are set out below.

Annual fee 2013
Chairman	£550,000
Non-executive directors	£65,000/€80,000
Senior Independent Director	£20,000
Chairman of:
— Audit Committee	£25,000/€30,000
— Remuneration Committee	£20,000

The total annual fee payable to Marike van Lier Lels is €65,000 (unchanged from 2012). The Chairman of Reed Elsevier does not receive committee chairman fees.

Directors’ emoluments and fees

(a)	Aggregate emoluments

The emoluments of the directors of Reed Elsevier PLC and Reed Elsevier NV (including any entitlement to fees or emoluments from either Reed Elsevier Group plc or Elsevier Reed Finance BV) were as follows:

	2012 £	2011 £
	£’000	£’000
Salaries and fees	2,972	2,590
Benefits	89	56
Annual performance-related bonuses	2,074	1,634
Pension contributions	44	42

Total	5,179	4,322

(b)	Individual emoluments of executive directors

	Salary £	Benefits £	Bonus £	Total 2012 £	Total 2011 £
Erik Engstrom	1,050,625	28,396	1,149,909	2,228,930	2,075,417
Mark Armour	644,495	23,984	693,799	1,362,278	1,263,563
Duncan Palmer*	213,846	32,878	230,205	476,929	n/a

Total	1,908,966	85,258	2,073,913	4,068,137	3,338,980

*	The benefits figure for Duncan Palmer includes the balance of his company pension contribution which is paid to him as a cash allowance, as detailed under the Retirement Benefits section on pages 51 and 52 which, for 2012, was £22,810.

Market value options awarded under ESOS and restricted shares awarded in the year of reporting under BIP are set out by executive director on pages 59 to 61. Vesting is subject to performance conditions relating to growth in adjusted EPS and ROIC, as described in the front section of this Report. The maximum number of options that can vest under ESOS and the maximum number of restricted shares that can vest under the BIP is equivalent to the awards granted. The maximum number of shares which can vest under the September 2012 grants of performance share awards and restricted share awards to Duncan Palmer is equivalent to the awards granted. Erik Engstrom was the highest paid director in 2012.

(c)	Individual fees of non-executive directors

	2012 £*		2011 £*
Mark Elliott	85,000		70,000
Anthony Habgood	550,000	**	500,000	**
Adrian Hennah (from April 20, 2011)	65,000		38,475
Lisa Hook	65,000		55,000
Marike van Lier Lels	52,846	***	41,739
Robert Polet	65,000		55,000
Sir David Reid	85,000		75,000
Lord Sharman (until April 20, 2011)	—		18,333
Linda Sanford (from December 4, 2012)	5,416		—
Ben van der Veer	89,431	***	82,609

Total	1,062,693		936,156

*	The above figures exclude an imputed notional benefit in respect of tax filing support provided to non-executive directors for tax filings in countries other than their home country resulting from the directorship with Reed Elsevier. The incremental assessable benefit charge per relevant tax return has been agreed by PwC to amount to £300.
**	Excludes private medical insurance benefit of £1,389 in respect of 2012 (£1,329 in 2011).
***	The fees for Marike van Lier Lels and Ben van der Veer are paid in euro and were €65,000 and €110,000 respectively for 2012 (€48,000 and €95,000 respectively for 2011). For reporting purposes these were converted into pounds sterling at the average exchange rate for the year of reporting.

Compensation of executive officers

The aggregate compensation paid during 2012 (and relating to 2012) to those who were executive officers (other than directors) of Reed Elsevier Group plc as at February 27, 2013 as a group for the year ended December 31, 2012 was £2,331,660 which included contributions made to the pension plans in respect of such officers of £84,882.

BOARD PRACTICES

REED ELSEVIER

The Boards of directors of Reed Elsevier PLC and Reed Elsevier NV manage their respective shareholdings in Reed Elsevier Group plc and Elsevier Reed Finance BV. The Boards of Reed Elsevier PLC, Reed Elsevier NV and Reed Elsevier Group plc are harmonised. Subject to shareholders of Reed Elsevier PLC and Reed Elsevier NV re-electing retiring directors at their respective Annual General Meetings in 2013, all the directors of Reed Elsevier Group plc will also be directors of Reed Elsevier PLC and of Reed Elsevier NV. For a complete description of the Board membership positions and executive officer positions within Reed Elsevier, see “— Directors” and “Senior Management” on pages 40 to 42. Details of the Audit Committees of Reed Elsevier Group plc, Reed Elsevier PLC and Reed Elsevier NV are given under “Item 15: Controls and Procedures” and details of the Remuneration Committee are given under “— Remuneration Committee” on page 42.

REED ELSEVIER GROUP PLC

The Reed Elsevier Group plc Board currently consists of two executive directors and eight non-executive directors. A person may only be appointed or proposed or recommended for appointment to the Board if that person has been nominated for that appointment by the joint Nominations Committee of Reed Elsevier PLC and Reed Elsevier NV. Persons nominated by the joint Nominations Committee will be required to be approved by the Reed Elsevier Group plc Board, prior to appointment to the Reed Elsevier Group plc Board.

Decisions of the Board of directors of Reed Elsevier Group plc require a simple majority, and the quorum required for meetings of the Board of Reed Elsevier Group plc is any two directors.

The Reed Elsevier Group plc Board has established the following committees:

—	Audit — currently comprising four independent non-executive directors

—	Remuneration — currently comprising four independent non-executive directors and the Chairman of Reed Elsevier Group plc

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

REED ELSEVIER PLC

The Reed Elsevier PLC Board currently consists of two executive directors and eight non-executive directors. A person may only be appointed or proposed or recommended for appointment to the Board if that person has been nominated for that appointment by the joint Nominations Committee of Reed Elsevier PLC and Reed Elsevier NV. Persons nominated by the joint Nominations Committee will be required to be approved by the Reed Elsevier PLC Board, prior to the appointment to the Reed Elsevier PLC Board. A copy of the terms of reference of the Nominations Committee is available on request and can be viewed on the Reed Elsevier website, www.reedelsevier.com. The information on our website is not incorporated by reference into this report. The joint Nominations Committee currently comprises five non-executive directors.

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

Reed Elsevier Group plc has established a Remuneration Committee, which is responsible for determining the remuneration for the executive directors of Reed Elsevier PLC, Reed Elsevier Group plc and Reed Elsevier NV.

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

REED ELSEVIER NV

Reed Elsevier NV has a two-tier board structure currently comprising two executive directors (the “Executive Board”) and nine non-executive directors (the “Supervisory Board” and, together with the Executive Board, the “Combined Board”, all together referred to as the “Boards”). Members of the Boards shall be appointed by the General Shareholders’ Meeting upon a proposal of the Combined Board based on a nomination for appointment by the joint Nominations Committee of Reed Elsevier NV and Reed Elsevier PLC. The Articles of Association of Reed Elsevier NV provide that a resolution of the General Shareholders’ Meeting to appoint a member of the Boards other than in accordance with a proposal of the Combined Board can only be taken by a majority of at least two-thirds of the votes cast if less than one-half of Reed Elsevier NV’s issued capital is represented at the meeting.

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

The Reed Elsevier NV Supervisory Board has established the following committees:

—	Audit — currently comprising four members of the Reed Elsevier NV Supervisory Board; and

—	Corporate Governance — a joint committee of Reed Elsevier NV and Reed Elsevier PLC, comprising all members of the Supervisory Board and non-executive directors of each company.

—	Nominations — a joint committee of Reed Elsevier NV and Reed Elsevier PLC, currently comprising five members of the Supervisory Board including the Chairman of the Supervisory Board.

Reed Elsevier Group plc has established a Remuneration Committee, which is responsible for determining the remuneration for the executive directors of Reed Elsevier NV, Reed Elsevier Group plc and Reed Elsevier PLC.

Under the Articles of Association of Reed Elsevier NV, each member of the Reed Elsevier NV Supervisory Board is appointed for a three-year term, with the possibility of reappointment and shall retire periodically in accordance with a rotation plan drawn up by the Combined Board. Notwithstanding these provisions in the Articles of Association, in accordance with the provisions of the UK Corporate Governance Code all members of the Boards retire and seek re-appointment at each Annual General Meeting of Shareholders. To align the arrangements regarding appointment for the Boards of Reed Elsevier NV and Reed Elsevier PLC annual re-appointment shall not affect the term of their three-year appointment. A schedule with the anticipated dates of retirement of members of the Supervisory Board is published on the Reed Elsevier website, www.reedelsevier.com. As a general rule, members of the Supervisory Board serve for two three-year terms. The Nominations Committee may recommend that individual members of the Supervisory Board serve up to one additional three-year term.

The Combined Board of Reed Elsevier NV has resolved to take the necessary steps to establish a one-tier governance structure at Reed Elsevier NV. For this purpose the articles of association of Reed Elsevier NV will have to be amended and a proposal for the one-tier governance structure will be put to the Annual General Meeting of shareholders on April 24, 2013.

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

SHARE OWNERSHIP

Share based awards in Reed Elsevier PLC and Reed Elsevier NV

Details of vested options, (in italics) and unvested options and restricted shares held by executive directors in Reed Elsevier PLC (PLC) and Reed Elsevier NV (NV) as at December 31, 2012 are shown in the tables below. Any awards that have been described as lapsed in prior year Reports have been excluded. The shading in the tables denotes awards granted during the year of reporting. The vesting of outstanding unvested awards is subject to performance conditions in accordance with the provisions of the respective plan rules. For disclosure purposes, any PLC and NV ADRs awarded under the BIP have been converted into ordinary share equivalents. At the date of this Report there have been no changes in the options or restricted shares held by executive directors in office at the date of this Report. The market price at the date of award of grants made under the multi-year incentives are based on the middle market price of the respective security.

Erik Engstrom

Options	Year of grant	Option over:	No. of options held on Jan 1, 2012	No. of options granted during 2012	Option price	No. of options exercised during 2012	Market price per share at exercise	Gross gains made on exercise £/€	No. of options held on Dec 31, 2012	Unvested options vesting on:	Options exercisable until:
ESOS	2004	PLC ord	63,460		£4.780				63,460		Aug 23, 2014
		NV ord	43,866		€10.30				43,866		Aug 23, 2014
	2005	PLC ord	154,517		£5.335				154,517		Feb 17, 2015
		NV ord	105,412		€11.31				105,412		Feb 17, 2015
	2006	PLC ord	178,895		£5.305				178,895		Mar 13,2016
		NV ord	120,198		€11.47				120,198		Mar 13,2016
	2011	PLC ord	139,146		£5.390				139,146	May 5, 2014	May 5, 2021
		NV ord	92,953		€8.969				92,953	May 5, 2014	May 5, 2021
	2012	PLC ord	—	198,836	£5.155				198,836	May 2, 2015	May 2, 2022
		NV ord	—	139,742	€9.030				139,742	May 2, 2015	May 2, 2022
LTIP	2004	PLC ord	325,163		£4.78				325,163		Aug 23, 2014
		NV ord	224,766		€10.30				224,766		Aug 23, 2014

Total PLC ords			861,181	198,836					1,060,017
Total NV ord			587,195	139,742					726,937

Shares	Year of grant	Type of security	No. of unvested shares held on Jan 1, 2012	No. of shares awarded during 2012	Market price per share at award	No. of shares vested during 2012	Market price per share at vesting	Notional gross gains at vesting £/€	No. of unvested shares held on Dec 31, 2012	Date of performance testing	Date of release
BIP	2010	NV ord	140,378		€8.310				140,378	H1 2013	H1 2013
	2011	NV ord	122,352		€8.969				122,352	H1 2014	H1 2014
	2012	NV ord	—	136,950	€9.030				136,950	H1 2015	H1 2015
REGP	2010	PLC ord	643,086		£4.665				643,086	H1 2013	50% H1 2013
			—								50% H1 2015
		NV ord	422,310		€8.310				422,310	H1 2013	50% H1 2013
											50% H1 2015

Total PLC ords			643,086						643,086
Total NV ord			685,040	136,950					821,990

Mark Armour

Options	Year of grant	Option over	No. of options held on Jan 1, 2012	No. of options granted during 2012	Option price	No. of options exercised during 2012	Market price per share at exercise	Gross gains made on exercise £/€	No. of options held on Dec 31, 2012	Unvested options vesting on:	Options exercisable until:
ESOS	2002	PLC ord	74,000		£6.000				—		Expired	*
		NV ord	51,926		€13.94				—		Expired	*
	2005	PLC ord	150,422		£5.335				150,422		Feb 17, 2015
		NV ord	102,618		€11.31				102,618		Feb 17, 2015
	2006	PLC ord	158,836		£5.305	1,500	£6.095	£1,185	157,336		Mar 13,2016
		NV ord	106,720		€11.47				106,720		Mar 13,2016
	2011	PLC ord	85,358		£5.390				56,905		May 9, 2016	**
		NV ord	57,021		€8.969				38,014		May 9, 2016	**
LTIP	2004	PLC ord	290,481		£4.872				290,481		Feb 19, 2014
		NV ord	199,467		€10.57				199,467		Feb 19, 2014
SAYE	2010	PLC ord	2,173		£4.176				2,173		Jun 30, 2013

Total PLC ords			761,270			1,500			657,317
Total NV ord			517,752						446,819

*	Expired unexercised on February 22 2012.

**	Pro-rated for service.

Shares	Year of grant	Type of security	No. of unvested shares held on Jan 1, 2012	No. of shares awarded during 2012	Market price per share at award	No. of shares vested during 2012	Market price per share at vesting	Notional gross gains at vesting £/€	No. of unvested shares held on Dec 31, 2012	Date of performance testing	Date of release
BIP	2010	PLC ord	65,054		£4.665				65,054	H1 2013	H1 2013
		NV ord	42,512		€8.310				42,512	H1 2013	H1 2013
	2011	PLC ord	56,876		£5.390				37,917	H1 2014	H1 2014	*
		NV ord	37,687		€8.969				25,124	H1 2014	H1 2014	*
	2012	PLC ord	—	90,987	£5.115				30,329	H1 2015	H1 2015	*
		NV ord	—	21,028	€9.030				7,009	H1 2015	H1 2015	*
REGP	2010	PLC ord	394,495		£4.665				394,495	H1 2013	H1 2013
		NV ord	259,062		€8.310				259,062	H1 2013	H1 2013

Total PLC ords			516,425	90,987					527,795
Total NV ord			339,261	21,028					333,707

*	Pro-rated for service.

Duncan Palmer

Options	Year of grant	Option over	No. of options held on Jan 1, 2012	No. of options granted during 2012	Option price	No. of options exercised during 2012	Market price per share at exercise	Gross gains made on exercise £/€	No. of options held on Dec 31, 2012	Unvested options vesting on:	Options exercisable until:
ESOS	2012	PLC ord	—	67,331	£6.015				67,331	Sep 7, 2015	Sep 7, 2022
		NV ord	—	48,018	€10.560				48,018	Sep 7, 2015	Sep 7, 2022

Total PLC ords			—	67,331					67,331
Total NV ord			—	48,018					48,018

Shares	Year of grant	Type of security	No. of unvested shares held on Jan 1, 2012	No. of shares awarded during 2012	Market price per share at award	No. of shares vested during 2012	Market price per share at vesting	Notional gross gains at vesting £/€	No. of unvested shares held on Dec 31, 2012	Date of performance testing	Date of release
PSP*	2012	PLC ord		179,551	£6.015				179,551	H1 2015	H1 2015
RSP*	2012	PLC ord		249,376	£6.015				249,376	—	50% H1 2014
											50% H1 2015

Total PLC ords				428,927					428,927
Total NV ord				—					—

*	Half of Duncan Palmer’s 2012 PSP and RSP awards which vest, if any, will be settled with Reed Elsevier NV ordinary shares. The number of NV shares will be calculated using the closing price of a Reed Elsevier NV share and the euro/pound sterling exchange rate on the date of grant.

The number of shares and options that vest in respect of all outstanding (unvested) awards under the multi-year incentives depend on the extent to which performance conditions are met, except for the RSP grant to Duncan Palmer which vests subject to an ongoing employment condition.

In respect of the REGP grant to Erik Engstrom, the maximum number of shares that can vest is 150% of the number of shares shown in the tables above. In respect of ESOS and BIP, the number of share options and shares shown in the table is the maximum capable of vesting. ESOS awards vest on the third anniversary and expire on the tenth anniversary of the date of grant. For the PSP and RSP awards granted to Duncan Palmer, the number of shares shown in the share tables reflects the maximum number of shares which can vest.

Options under the SAYE Scheme, in which all eligible UK employees are invited to participate, are granted at a maximum discount of 20% to the market price at time of grant. They are normally exercisable after the expiry of three or five years from the date of grant. No performance targets are attached to these option grants as the SAYE Scheme is a UK all-employee scheme.

The middle market price of a Reed Elsevier PLC ordinary share at the date of award of grants in 2012 under the BIP was £5.155. The middle market price of a Reed Elsevier NV ordinary share at the date of award of grants in 2012 under the BIP was €9.03. The middle market price of a Reed Elsevier PLC ordinary share at the date of award of grants made to Mr Palmer on September 7, 2012 was €6.015.

The middle market price of a Reed Elsevier PLC ordinary share during the year was in the range of £4.694 to £6.52 and at December 31, 2012 was £6.42. The middle market price of a Reed Elsevier NV ordinary share during the year was in the range of €8.17 to €11.37 and at December 31, 2012 was €11.185.

REED ELSEVIER

As of December 31, 2012 Reed Elsevier operated and/or had awards outstanding under a number of equity-based plans as follows:

(i)	All-Employee Equity-Based Plans

Reed Elsevier’s all-employee equity-based plans comprise the following two plans. Mr Engstrom and Mr Palmer have waived their right to participate in any local all-employee share based plans in any country.

(a)	Reed Elsevier Group plc SAYE Share Option Scheme (the SAYE Scheme)

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

On joining the SAYE Scheme, a save as you earn contract (a Savings Contract) must be entered into with an appropriate savings body, under which savings of between £10 and £250 per month may be made to such savings body for a period of three or five years. A bonus may be payable under the Savings Contract at the end of the savings period. The amount of the monthly contributions may be reduced if applications exceed the number of Reed Elsevier PLC ordinary shares available for the grant of options on that occasion.

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

This facility consists of an annual issue by Reed Elsevier NV of a convertible debenture loan (the Netherlands Convertible Debenture Stock Scheme) that is open for subscription by Dutch staff employed by Reed Elsevier companies in the Netherlands or temporarily seconded to affiliates abroad. The interest rate of the scheme is determined quarterly on the basis of market rates on internet savings accounts in the Netherlands. With effect from February 19, 2004 for new issues, interest is determined quarterly on the basis of market rates on internet savings accounts in the Netherlands. Employees can annually subscribe for one or more debentures of €200 each, up to a maximum amount equal to 20% of the equivalent of their fixed annual salary components. Interest is payable in arrears in the month of January following the subscription year. The loans have a term of 10 years. During the 10-year term of the loan employees can decide to convert their claim on the Company into shares at an exercise price equal to the price of a Reed Elsevier NV ordinary share on NYSE Euronext Amsterdam at the end of the month in which the employee has subscribed for the loan (the exercise price). Each debenture of €200 can be converted into 50 ordinary shares in Reed Elsevier NV against payment of 50 times the exercise price, less €200.

(ii)	Executive Equity-Based Plans

Reed Elsevier’s executive equity-based plans comprise:

(a)	Reed Elsevier Group plc Growth Plan (REGP)

The details of how the REGP operates have been disclosed in previous years’ Reports. The performance measures and targets are disclosed in this Report on pages 47 to 49.

(b)	Long-term incentive plans (LTIP)

The plans in this category comprise Reed Elsevier Group plc Long-Term Incentive Plan 2010 (LTIP 2010) and the Reed Elsevier Group plc Long-Term Incentive Share Option Scheme 2003 (LTIS 2003) (details of LTIS 2003 have been disclosed in previous years’ Reports).

The LTIP 2010 was implemented in 2010. The plan applies to senior executives (including executive officers) other than executive directors. Awards are in the form of restricted shares which vest subject to performance over three financial years. Awards are satisfied with shares purchased in the market. The performance conditions attached to awards made in 2010 under this plan mirror those applicable to years one to three (i.e. 2010 through to 2012) of the REGP (see pages 47 to 49 for details). The targets applicable to awards made in 2012 under this plan continue to be aligned to the REGP. The vesting of awards is also subject to participants meeting a minimum shareholding requirement and continued employment (except for certain categories of approved leavers). Dividend equivalents accrue over the performance period and are paid out in cash at the end to the extent that the awards vest.

The LTIS 2003 enabled the grant of options and restricted shares. Options previously granted under this plan vested subject to performance and will lapse to the extent they remain unexercised, on the tenth anniversary of the date of grant. No awards were made under the LTIS 2003 in 2012 and no awards will be made under this plan in 2013.

(c)	Executive share option schemes (ESOS)

The plans in this category comprise the Reed Elsevier Group plc Share Option Scheme 2003 (ESOS 2003) (details of ESOS 2003 have been disclosed in previous years’ Reports), the Reed Elsevier Group plc Executive U.K. Share Option Scheme 1993 and the Reed Elsevier Group plc Executive Overseas Share Option Scheme 1993 (together ESOS 1993). ESOS 1993 has expired and all outstanding awards under these plans have vested and will lapse, to the extent they remain unexercised, on the tenth anniversary of the date of grant.

(d)	Bonus investment plans (BIP)

The Reed Elsevier Group plc Bonus Investment Plan 2010 (BIP 2010) (see page 50 for a description of this plan) is a voluntary plan aimed at encouraging personal investment in, and ongoing holding of, Reed Elsevier shares to promote greater alignment with shareholders and support the retention of key talent. Awards were made in 2012 under BIP 2010.

No awards were made in 2012 under the BIP 2003 and no awards will be made under this plan in 2013. There are no further awards outstanding under BIP 2003.

(e)	Reed Elsevier Group plc Retention Share Plan (RSP)

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

In addition, since 2006, employees eligible to participate in the ESOS 2003 (see (c) above), other than executive directors, have been able to choose prior to the date of grant whether to receive all or part of their grant in the form of restricted shares based on a pre-determined conversion ratio of one share for every five options that would otherwise be granted to them under ESOS 2003. The RSP is the vehicle used to deliver the award of restricted shares. The restricted shares vest after the expiry of three years from the date of grant, subject to the participant remaining employed by Reed Elsevier or a participating company under its control. The restricted shares awarded are satisfied by market purchase shares.

On termination of employment, unvested awards made under the plan lapse (except for certain categories of approved leavers).

Note that the RSP award granted to Duncan Palmer on recruitment was not granted under this plan. The terms of that award are described on page 53 and in Exhibit 4.16 incorporated by reference in this Annual Report (see “Item 19: Exhibits” on pages S-3 and S-4 of this Annual Report).

Dilution

At December 31, 2012, the estimated potential dilution over a 10-year period from awards over Reed Elsevier PLC shares under all equity-based plans was 4.7% of the Reed Elsevier PLC share capital. The estimated potential dilution over the same period in respect of awards over Reed Elsevier NV shares was 4.9% of the Reed Elsevier NV share capital at December 31, 2012. The estimated potential dilution in relation to executive equity-based plans was 4.3% of the Reed Elsevier PLC and 4.5% of the Reed Elsevier NV share capital at December 31, 2012.

Share options and conditional share awards

At February 27, 2013 the total number of ordinary shares subject to outstanding options was:

	Number of outstanding options	Options over shares	Option price range
SAYE Scheme	1,906,531	Reed Elsevier PLC	£4.016 — £5.04
Netherlands Convertible Debenture Stock Scheme	1,646,650	Reed Elsevier NV	€9.00 — €11.445
ESOS	14,332,846	Reed Elsevier PLC	£4.20 — £6.465
	11,820,201	Reed Elsevier NV	€7.301 — €14.51
LTIS 2003	872,434	Reed Elsevier PLC	£4.78 — £5.115
	841,284	Reed Elsevier NV	€10.30 — €11.35

Share options are expected, upon exercise, to be met principally by the issue of new ordinary shares, but may also be met from shares held by the Reed Elsevier Group plc Employee Benefit Trust.

At February 27, 2013 the following conditional share awards were also outstanding:

	Number of outstanding awards	Awards over shares in
REGP	1,037,581	Reed Elsevier PLC
	681,372	Reed Elsevier NV
LTIP	4,366,321	Reed Elsevier PLC
	2,835,149	Reed Elsevier NV
BIP*	3,828,855	Reed Elsevier PLC
	1,827,523	Reed Elsevier NV
RSP	2,441,066	Reed Elsevier PLC
	1,273,587	Reed Elsevier NV

*	For disclosure purposes, any Reed Elsevier PLC and Reed Elsevier NV ADRs awarded under this plan have been converted into ordinary share equivalents.

These awards will be met by the Reed Elsevier Group plc Employee Benefit Trust from shares purchased in the market.

REED ELSEVIER

Share ownership

The interests of those individuals who were directors of Reed Elsevier PLC and Reed Elsevier NV as at December 31, 2012 in the issued share capital of the respective companies at the beginning and end of the year are shown below.

	Reed Elsevier PLC ordinary shares		Reed Elsevier NV ordinary shares
	January 1, 2012*	December 31, 2012	January 1, 2012*	December 31, 2012
Mark Armour	248,742	250,242	136,889	136,889
Mark Elliott	—	—	7,600	7,600
Erik Engstrom	107,040	107,040	447,356	509,556
Anthony Habgood	50,000	50,000	25,000	25,000
Adrian Hennah	5,163	5,163	—	—
Lisa Hook	—	—	—	4,800
Marike van Lier Lels	—	—	—	—
Duncan Palmer	—	—	—	—
Robert Polet	1,000	1,000	—
Sir David Reid	—	—	—	—
Linda Sanford	—	—	—	—
Ben van der Veer	—	—	5,000	5,000

*	On date of appointment if subsequent to January 1, 2012.

The interests of the current executive directors of Reed Elsevier PLC and Reed Elsevier NV in the issued share capital of the respective companies as at March 7, 2013 were:

	Interest in Reed Elsevier PLC ordinary shares	Interest in Reed Elsevier NV ordinary shares
Erik Engstrom	107,040	509,556
Duncan Palmer	88	126

Employee Benefit Trust

Any securities required to satisfy entitlements under the REGP, the RSP, the BIP and the other multi-year incentives are provided by the Employee Benefit Trust (EBT) from market purchases. As a potential beneficiary under the EBT in the same way as other employees of Reed Elsevier, each executive director is deemed to be interested in all the shares held by the EBT which at December 31, 2012 amounted to 13,451,468 Reed Elsevier PLC ordinary shares (1.07% of issued share capital) and 6,990,101 Reed Elsevier NV ordinary shares (0.91% of issued share capital). These numbers include ordinary share equivalents held in the form of Reed Elsevier PLC ADRs and Reed Elsevier NV ADRS.

Shares and options held by executive officers

The following table indicates the total aggregate number of Reed Elsevier PLC ordinary shares and Reed Elsevier NV ordinary shares beneficially owned and the total aggregate number of share options and conditional share awards held by the executive officers (other than directors) of Reed Elsevier Group plc (three persons) as a group in office as of February 27, 2013:

	Reed Elsevier PLC ordinary shares	Reed Elsevier PLC ordinary shares subject to options	Reed Elsevier PLC conditional share awards	Reed Elsevier NV ordinary shares*	Reed Elsevier NV ordinary shares subject to options	Reed Elsevier NV conditional share awards
Executive officers (other than directors) as a group	147,104	431,407	589,823	37,547	349,658	295,558

*	The Reed Elsevier NV ordinary shares are in registered form, although most ordinary shares are traded in the Dutch Security giro system administered by Euroclear Netherlands.

The options over Reed Elsevier PLC ordinary shares included in the above table are exercisable at prices ranging from £4.665 to £6.445 per share and between the date hereof and 2022. The options over Reed Elsevier NV ordinary shares included in the above table are exercisable at prices ranging from €8.31 to €14.51 per share and between the date hereof and 2022. The Reed Elsevier PLC and Reed Elsevier NV conditional share awards included in the above table will vest between 2013 and 2015.

ITEM 7: MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

REED ELSEVIER PLC

Substantial share interests

As at March 7, 2013, the company had been notified by the following shareholders that they held an interest of 3% or more in voting rights(1) of the issued share capital of the company:

Identity of Person or Group(2)	% of Class
Franklin Mutual Advisors, LLC	5.04
BlackRock Inc	5.03
Silchester International Investors Limited	3.99
Lloyds Banking Group plc	3.98
The Capital Group Companies, Inc.	3.90
Legal & General Group plc	3.40

The percentage interests stated above are as disclosed at the date on which the interests were notified to the company.

(1)	Under the UK Disclosure and Transparency Rules, subject to certain limited exceptions, persons or groups with an interest of 3% or more in voting rights of the issued Reed Elsevier PLC ordinary share capital are required to notify Reed Elsevier PLC of their interest.

(2)	Under the UK Large and medium-sized Companies and Groups (Accounts and Reports) Regulations 2008, Reed Elsevier PLC is required to disclose information they are aware of regarding the identity of each person with a significant direct or indirect holding of securities in Reed Elsevier PLC as at the financial year end.

As far as Reed Elsevier PLC is aware, except as disclosed herein, it is neither directly or indirectly owned nor controlled by one or more corporations or by any government.

At December 31, 2012 there were 18,064 ordinary shareholders, including the depository for Reed Elsevier PLC’s ADR programme, with a registered address in the United Kingdom, representing 99.65% of shares issued.

Reed Elsevier PLC is not aware of any arrangements the operation of which may at a subsequent date result in a change in control of Reed Elsevier PLC. The major shareholders of Reed Elsevier PLC do not have different voting rights to other ordinary shareholders.

REED ELSEVIER NV

As of March 7, 2013 Reed Elsevier NV is aware of the following disclosable interests of 5% or more in the issued Reed Elsevier NV ordinary shares based on the public database of and on notification received from the Netherlands Authority for the Financial Markets(1) or provided as a Schedule 13G filing(2):

Identity of Person or Group	% of Class
Reed Elsevier PLC(3)	5.89

(1)	Under Article 5:38 of the Netherlands Financial Markets Supervision Act, any person acquiring or disposing of shares or voting rights in public companies established under the laws of the Netherlands listed on a stock exchange in the European Union, is required to notify the Netherlands Authority for the Financial Markets (AFM) without delay if such person knows, or should know, that such interest therein reaches, exceeds or drops below a 5% or 10% threshold. No interest in the shares or voting rights of Reed Elsevier NV of 10% or more has been disclosed in the AFM’s registers.

(2)	The Securities Exchange Act of 1934 requires any person who has, as at the end of the calendar year, a direct or indirect beneficial interest in 5% or more of the issued share capital of a company, to file a statement on Schedule 13G with the Securities and Exchange Commission reporting such interest within 45 days following the end of the calendar year.

(3)	Reed Elsevier PLC’s interest comprises a holding of R shares of €0.70 nominal value each held by a subsidiary of Reed Elsevier PLC, and represents a 5.89% indirect equity interest in the total share capital of Reed Elsevier NV.

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

ITEM 8: FINANCIAL INFORMATION

FINANCIAL STATEMENTS

See Item 18: Financial Statements.

DIVIDEND POLICY

Dividends to Reed Elsevier PLC and Reed Elsevier NV shareholders are, other than in special circumstances, equalised at the gross level, including the benefit of the UK attributable tax credit of 10% received by certain Reed Elsevier PLC shareholders. The exchange rate used for each dividend calculation as defined in the Reed Elsevier merger agreement is the spot euro/sterling exchange rate, averaged over a period of five business days commencing with the tenth business day before the announcement of the proposed dividend. The Boards of Reed Elsevier PLC and Reed Elsevier NV have adopted dividend policies in recent years in respect of their equalised dividends that, subject to currency considerations, more closely align dividend growth with growth in adjusted earnings, consistent with the dividend normally being covered over the longer term at least two times by adjusted earnings (i.e. before the amortisation and impairment of acquired intangible assets and goodwill, exceptional restructuring and acquisition related costs, disposal gains and losses and other non operating items, related tax effects, exceptional prior year tax credits and movements in deferred tax assets and liabilities that are not expected to crystallise in the near term and include the benefit of tax amortisation where available on acquired goodwill and intangible assets).

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

Many of the products offered by Risk Solutions is governed by the US Fair Credit Reporting Act (“FCRA”), Graham Leach Bliley Act (“GLBA”), Drivers Privacy Protection Act (“DPPA”) and related state laws requiring that consumers be provided certain notices. Certain of these laws further provide for statutory penalties and attorneys fees for non-compliance. In the normal course of its business, Risk Solutions deals with individual and class lawsuits claiming violation of one or more of these statutes. Other than pending matters, these cases have either been settled or successfully defended to date with a substantial portion of cash payments agreed to be paid by insurance. These proceedings have not had, and are not expected to have, a material adverse effect on our financial position or the results of our operations.

We are party to various other legal proceedings arising in the ordinary course of our business, the ultimate resolutions of which are not expected to have a material adverse effect on our financial position or the results of our operations.

ITEM 9: THE OFFER AND LISTING

TRADING MARKETS

REED ELSEVIER PLC

The Reed Elsevier PLC ordinary shares are listed on the London Stock Exchange and the New York Stock Exchange. The London Stock Exchange is the principal trading market for Reed Elsevier PLC ordinary shares. Trading on the New York Stock Exchange is in the form of American Depositary Shares (ADSs), evidenced by American Depositary Receipts (ADRs) issued by The Bank of New York Mellon, as depositary. Each ADS represents four Reed Elsevier PLC ordinary shares.

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

	Pence per ordinary share		US dollars per ADS
Calendar Periods	High	Low	High	Low
2012	652	469	42.04	28.90
2011	591	461	37.74	29.61
2010	563	461	35.70	26.82
2009	560	420	33.56	26.20
2008	690	451	54.60	27.06
2007	690	558	54.85	44.02

2012
Fourth Quarter	652	598	42.04	38.25
Third Quarter	608	506	39.34	31.53
Second Quarter	565	469	36.24	28.90
First Quarter	563	509	35.75	31.44

2011
Fourth Quarter	555	489	35.93	30.33
Third Quarter	578	461	36.99	29.61
Second Quarter	566	526	36.89	34.13
First Quarter	591	506	37.74	32.20

2010
Fourth Quarter	563	509	35.65	31.73
Third Quarter	561	490	35.70	29.74
Second Quarter	545	461	33.94	26.82
First Quarter	526	482	33.71	29.91

Month
February 2013 (through February 27, 2013)	716	687	44.92	41.50
January 2013	692	641	43.96	41.01
December 2012	652	628	42.04	40.63
November 2012	645	603	41.28	38.32
October 2012	618	598	39.81	38.25
September 2012	608	592	39.34	37.41
August 2012	594	545	37.41	33.90

REED ELSEVIER NV

The Reed Elsevier NV ordinary shares are quoted on Euronext Amsterdam NV and the New York Stock Exchange. Euronext Amsterdam NV is the principal trading market for Reed Elsevier NV ordinary shares. Trading on the New York Stock Exchange is in the form of ADSs, evidenced by ADRs issued by The Bank of New York Mellon, as depositary. Each ADS represents two Reed Elsevier NV ordinary shares.

The table below sets forth, for the periods indicated, the high and low closing middle market quotations for the Reed Elsevier NV Ordinary Shares on Euronext Amsterdam NV as derived from the Officiële Prijscourant of Euronext Amsterdam NV and the high and low last reported sales prices in US dollars for the Reed Elsevier NV ADSs on the New York Stock Exchange, as derived from the New York Stock Exchange Composite Tape, and reported by Thomson Reuters Datastream:

	€ per ordinary share		US dollars per ADS
Calendar Periods	High	Low	High	Low
2012	11.37	8.17	29.58	20.35
2011	10.27	7.59	27.84	21.23
2010	10.12	8.17	26.93	20.14
2009	9.42	7.19	25.05	19.85
2008	13.69	7.72	39.61	20.73
2007	14.89	11.49	40.49	33.20

2012
Fourth Quarter	11.37	10.23	29.58	26.50
Third Quarter	10.66	9.14	27.49	22.20
Second Quarter	9.73	8.17	25.97	20.35
First Quarter	9.64	8.79	25.76	22.36

2011
Fourth Quarter	9.13	8.15	25.74	21.67
Third Quarter	9.42	7.59	27.16	21.23
Second Quarter	9.51	8.74	27.36	25.07
First Quarter	10.27	8.66	27.84	23.85

2010
Fourth Quarter	9.66	9.01	26.93	23.45
Third Quarter	10.12	8.92	26.64	22.19
Second Quarter	9.35	8.17	24.98	20.14
First Quarter	9.00	8.29	24.83	22.73

Month
February 2013 (through February 27, 2013)	11.75	11.18	32.07	28.97
January 2013	11.54	11.18	31.11	29.21
December 2012	11.37	10.90	29.58	28.60
November 2012	11.11	10.44	28.95	26.50
October 2012	10.60	10.23	27.57	26.54
September 2012	10.66	10.35	27.49	26.10
August 2012	10.39	9.59	26.10	23.37

ITEM 10: ADDITIONAL INFORMATION

MEMORANDUM AND ARTICLES OF ASSOCIATION

REED ELSEVIER PLC (the “Company”)

At the Company’s Annual General Meeting held in April 2010, shareholders passed a special resolution to adopt new Articles of Association (the “Articles”) to reflect fully the implementation of the UK Companies Act 2006 (the “Act”).

A copy of the Company’s current Articles is incorporated by reference from Exhibit 4.1 to the Registration Statement on Form S-8 filed with the SEC on May 25, 2010 — see “Item 19: Exhibits” on pages S-3 and S-4.

The following is a summary of the current Articles. As a summary, it is not exhaustive and is qualified in its entirety by reference to UK law and the Articles.

Company’s Objects

The Company’s objects are unrestricted.

Share Capital

As at December 31, 2012 the company’s issued ordinary share capital comprised 1,257,597,977 shares of 14 51/116p. At December 31, 2012 the total shares held in treasury were 70,936,383. Of these 13,451,468 ordinary shares were held by the Reed Elsevier Group plc Employee Benefit Trust and 57,484,915 ordinary shares were held in treasury by the Company.

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

The Company by special resolution and subject to the Act may:

1.	Disapply shareholders pre-emption rights on new issue shares up to a limit of 5% of the issued share capital;

2.	Buy back its own shares up to a limit of 10% of the issued share capital; and

3.	Reduce its share capital.

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

Untraced shareholders

The Company is entitled to sell any of its ordinary shares if;

1.	during the period of twelve years prior to the publication of any advertisement stating the intent to sell, at least three dividends have become payable on the shares which have remained uncashed; and

2.	during the period of three months following the publication of any advertisement stating the intent to sell, the company has received no indication of the location, or existence of the member, or the person entitled to the shares by way of transmission.

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

If the member goes on to claim a dividend or warrant, the Company must recommence issuing dividend cheques and warrants.

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

Directors’ Interests

Subject to the provisions of the Act, where a Director declares an interest to the Board, the Board may authorise the matter proposed to it which would otherwise constitute a conflict of interest and place a director in breach of their statutory duty. Such authorisation is effective where the director in question is not included in the quorum for the meeting and the matter was agreed without their vote, or would have been agreed to had their vote not been counted. A director’s duty to declare an interest does not apply in the circumstances provided for by section 177(5) and 177(6) of the Act. A director:

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

For directors who do not hold an executive position in the company, their remuneration shall not exceed in aggregate £500,000 per annum or such higher amount as the Company may determine by ordinary resolution from time to time. Each director shall be paid a fee for their services which is deemed to accrue from day to day at such rate as determined by the Board.

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

REED ELSEVIER NV (the “Company”)

The following is a summary of the principal provisions of the Company’s articles of association (the “Articles”). As a summary, it is not exhaustive and is qualified in its entirety by reference to Dutch law and the Articles as they read in the Dutch language. The Articles were last amended before a civil law notary in Amsterdam on March 3, 2010 after a shareholders’ resolution was passed to approve such amendment at the Extraordinary General Shareholders’ Meeting held on January 13, 2010. A copy of the current Articles is incorporated by reference from the 2009 Annual Report on Form 20-F filed with the SEC on March 18, 2010 — see “Item 19: Exhibits” on pages S-3 and S-4.

Share Capital

Reed Elsevier NV has two types of shares: ordinary shares of 0.07 euro nominal value and R shares of 0.70 euro nominal value. At the General Shareholders’ Meeting, each ordinary share is entitled to cast one vote. Each R share is convertible into

10 ordinary shares and is entitled to cast ten (10) votes. Otherwise it has the same rights as an ordinary share, except that Reed Elsevier may pay a lower dividend on an R share, but not less than 1% of the nominal value of an R share. The ordinary shares are listed at NYSE Euronext Amsterdam and at NYSE New York.

As at December 31, 2012 the Company’s issued share capital comprised 725,984,225 ordinary shares and 4,303,179 R shares held by a subsidiary of Reed Elsevier PLC. At December 31, 2012 the total shares held in treasury were 44,226,598. Of these 6,990,101 ordinary shares were held by the Reed Elsevier Group plc Employee Benefit Trust and 36,613,087 ordinary shares and 62,341 R shares (equivalent to 623,410 ordinary shares) were held in treasury by the Company.

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

The Combined Board of Reed Elsevier NV has resolved to take the necessary steps to establish a one-tier governance structure at Reed Elsevier NV. For this purpose the Articles of Association of Reed Elsevier NV will have to be amended and a proposal for the one-tier governance structure will be put to the Annual General Meeting on April 24, 2013.

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

Conflict of Interest - members of the Boards

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

UK Stamp Duty and Stamp Duty Reserve Tax

Current UK law includes provision whereby UK stamp duty reserve tax (SDRT) or UK stamp duty is payable upon the transfer or issue of Reed Elsevier PLC ordinary shares to the depositary in exchange for Reed Elsevier PLC ADSs evidenced by ADRs. For this purpose, the current rate of stamp duty and SDRT is 1.5%, applied, in each case, to: (i) the issue price when the ordinary shares are issued; (ii) the amount or value of the consideration where shares are transferred for consideration in money or money’s worth; or (iii) the value of the ordinary shares in any other case. Following litigation HMRC have accepted that they will no longer seek to apply the 1.5% SDRT charge on an issue of shares into a clearance service or depositary receipt system on the basis that the charge is not compatible with EU law. Accordingly no UK SDRT or UK stamp duty is payable upon the issue of Reed Elsevier PLC shares to the depositary in exchange for Reed Elsevier PLC ADSs evidenced by ADRs.

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

With respect to US holders who are individuals, certain dividends received from a qualified foreign corporation may be subject to reduced rates of taxation. A qualified foreign corporation includes a foreign corporation that is eligible for the benefits of certain comprehensive income tax treaties with the United States. United States Treasury Department guidance indicates that the United Kingdom is a country with which the United States has a treaty in force that meets these requirements, and Reed Elsevier PLC believes it is eligible for the benefits of this treaty. Additionally, the same guidance indicates that the Netherlands is also a country with which the United States has a treaty in force that meets the above requirements, and Reed Elsevier NV believes it is eligible for the benefits of this treaty. Individuals that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to section 163(d)(4) of the US Internal Revenue Code of 1986, as amended, will not be eligible for the reduced rates of taxation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. US holders should consult their own tax advisors regarding the application of these rules given their particular circumstances.

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

Reed Elsevier’s management of the above market risks is described in further detail on pages 34 to 37 of Item 5: Operating and Financial Review and Prospects: Liquidity and Capital Resources — Reed Elsevier.

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

The fair values of interest rate swaps, interest rate options, forward rate agreements and forward foreign exchange contracts set out below represent the replacement costs calculated using market rates of interest and exchange at December 31, 2012. The fair value of long term borrowings has been calculated by discounting expected future cash flows at market rates.

Reed Elsevier’s use of financial instruments and its accounting policies for financial instruments are described more fully in notes 2 and 19 to the combined financial statements.

(a) Interest Rate Risk

The following sensitivity analysis assumes an immediate 100 basis point change in interest rates for all currencies and maturities from their levels at December 31, 2012 with all other variables held constant.

Financial Instrument	Fair Value December 31, 2012	Fair Value Change		Fair Value December 31, 2011	Fair Value Change
		+100 basis points	-100 basis points		+100 basis points	-100 basis points
	(In millions)			(In millions)
Short term borrowings	£(131)	£—	£—	£(596)	£—	£—
Long term borrowings (including current portion)	(4,231)	190	(187)	(4,093)	171	(175)
Interest rate swaps (swapping fixed rate debt to floating)	127	(47)	49	123	(28)	23
Interest rate swaps (swapping floating rate debt to fixed)	(2)	2	(1)	(10)	4	(3)

A 100 basis point change in interest rates would not result in a material change to the fair value of other financial instruments.

At December 31, 2012, 59% of gross borrowings are either fixed rate or have been fixed through the use of interest rate swaps, forward rate agreements and options. A 100 basis point reduction in interest rates would result in an estimated decrease in net finance costs of £8 million (2011: £5 million), based on the composition of financial instruments including cash, cash equivalents, bank loans and commercial paper borrowings at December 31, 2012. A 100 basis points rise in interest rates would result in an estimated increase in net finance costs of £8 million (2011: £5 million).

(b) Foreign Exchange Rate Risk

The following sensitivity analysis assumes an immediate 10% change in all foreign currency exchange rates against sterling from their levels at December 31, 2012 with all other variables held constant. A +10% change indicates a strengthening of the currency against sterling and a -10% change indicates a weakening of the currency against sterling.

Financial Instrument	Fair Value December 31, 2012	Fair Value Change		Fair Value December 31, 2011	Fair Value Change
		+10%	-10%		+10%	-10%
	(In millions)			(In millions)
Cash and cash equivalents	£641	£23	£(23)	£726	£56	£(56)
Short term borrowings	(131)	(13)	13	(596)	(60)	60
Long term borrowings (including current portion)	(4,231)	(339)	339	(4,093)	(330)	330
Interest rate swaps (including cross currency interest rate swaps)	138	10	(10)	128	10	(10)
Forward foreign exchange contracts	46	(58)	58	(48)	(57)	57

A 10% change in foreign currency exchange rates would not result in a material change to the fair value of other financial instruments.

ITEM 12: DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Fees and charges for American Depositary Receipt (ADR) holders

The Bank of New York Mellon, as depositary for the Reed Elsevier PLC and Reed Elsevier NV American Depositary Receipt programs, collects its fees for delivery and surrender of American Depositary Shares (ADSs) directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deductions from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

Persons depositing or withdrawing shares must pay	For
$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property (in certain circumstances volume discounts may be available)

Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

$0.02 (or less) per ADS	Any cash distribution to ADS registered holders

A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS registered holders

$0.02 (or less) per ADS per calendar year	Depositary services

Registration or transfer fees	Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares

Expenses of the depositary	Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement)

Converting foreign currency to US dollars

Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	As necessary

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

From January 1, 2012 to February 27, 2013, Reed Elsevier received a reimbursement of $225,000, net of withheld taxes, from the depositary for New York Stock Exchange listing fees, investor relations expenses and other program related expenses, in connection with the ADR facility.

PART II

ITEM 15: CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Reed Elsevier PLC and Reed Elsevier NV are required to comply with applicable US regulations, including the Sarbanes-Oxley Act, insofar as they apply to foreign private issuers. Accordingly, Reed Elsevier PLC and Reed Elsevier NV have established a Disclosure Committee comprising the company secretaries of Reed Elsevier PLC and Reed Elsevier NV and other senior Reed Elsevier managers appointed by the Chief Executive Officer and Chief Financial Officer of Reed Elsevier PLC and Reed Elsevier NV. The committee has reviewed and evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2012. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer of Reed Elsevier PLC and Reed Elsevier NV have concluded that our disclosure controls and procedures are effective as of the end of the period covered by this report.

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

Reed Elsevier management conducted an evaluation of the effectiveness of its internal control over financial reporting based on the framework in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that the internal controls over financial reporting of the Reed Elsevier combined businesses, Reed Elsevier PLC and Reed Elsevier NV were effective as of December 31, 2012.

Certifications by the Chief Executive Officer and Chief Financial Officer of Reed Elsevier PLC and Reed Elsevier NV as required by the Sarbanes-Oxley Act are submitted as exhibits to this Form 20-F (see “Item 19: Exhibits” on pages S-3 and S-4).

Deloitte LLP and Deloitte Accountants BV have audited the Reed Elsevier combined financial statements for the fiscal year ended December 31, 2012 and have audited the effectiveness of internal control over financial reporting. Their report in respect of the Reed Elsevier combined businesses is included herein. Deloitte LLP have audited the consolidated financial statements of Reed Elsevier PLC and Deloitte Accountants BV have audited the consolidated financial statements of Reed Elsevier NV for the fiscal year ended December 31, 2012. They have also audited the effectiveness of internal control over financial reporting; their reports in respect of Reed Elsevier PLC and Reed Elsevier NV, respectively, are included herein.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and members of Reed Elsevier PLC and to the members of the Supervisory and Executive Boards and the shareholders of Reed Elsevier NV:

We have audited the internal control over financial reporting of the combined businesses of Reed Elsevier PLC, Reed Elsevier NV, Reed Elsevier Group plc and Elsevier Reed Finance BV and their respective subsidiaries, associates and joint ventures (together the “Combined Businesses”), as at December 31, 2012, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The management of Reed Elsevier PLC and Reed Elsevier NV are responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Combined Businesses’ internal control over financial reporting based on our audit.

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

In our opinion, the Combined Businesses maintained, in all material respects, effective internal control over financial reporting as at December 31, 2012, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the combined statement of financial position and the related combined income statement and combined statements of comprehensive income, cash flows and changes in equity as at and for the year ended December 31, 2012 of the Combined Businesses and our report dated February 27, 2013 expressed an unqualified opinion on those financial statements.

/s/ DELOITTE LLP London, United Kingdom February 27, 2013	/s/ DELOITTE ACCOUNTANTS B.V. Amsterdam, The Netherlands February 27, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and members of Reed Elsevier PLC:

We have audited the internal control over financial reporting of Reed Elsevier PLC and its subsidiaries (the “Company”) as at December 31, 2012, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as at December 31, 2012, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statement of financial position and the related consolidated income statement and the statements of comprehensive income, cash flows and changes in equity as at and for the year ended December 31, 2012 of the Company and our report dated February 27, 2013 expressed an unqualified opinion on those financial statements.

/s/ DELOITTE LLP
London, United Kingdom
February 27, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the members of the Supervisory and Executive Boards and the shareholders of Reed Elsevier NV:

We have audited the internal control over financial reporting of Reed Elsevier NV and its subsidiaries (the “Company”) as at December 31, 2012, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as at December 31, 2012, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statement of financial position and the related consolidated income statement and statements of comprehensive income, cash flows and changes in equity as at and for the year ended December 31, 2012 of the Company and our report dated February 27, 2013 expressed an unqualified opinion on those financial statements.

/s/ DELOITTE ACCOUNTANTS B.V.
Amsterdam, The Netherlands
February 27, 2013

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

The Boards of Reed Elsevier Group plc and Elsevier Reed Finance BV have each implemented an ongoing process for identifying, evaluating, monitoring and managing the more significant risks faced by their respective businesses. This process has been in place throughout the year ended December 31, 2012 and up to the date of the approvals of this annual report.

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

Audit Committees

Reed Elsevier Group plc, Reed Elsevier PLC and Reed Elsevier NV have established Audit Committees which comprise only non-executive directors, all of whom are independent. The Audit Committees, which meet regularly, are chaired by Ben van der Veer, the other members being Sir David Reid, Linda Sanford and Adrian Hennah.

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

ITEM 16A: AUDIT COMMITTEE FINANCIAL EXPERT

Each of Reed Elsevier PLC and Reed Elsevier NV has an Audit Committee, the members of which are identified in “Item 15: Controls and Procedures”. The members of the Board of Directors of Reed Elsevier PLC and members of the Supervisory Board of Reed Elsevier NV, respectively, have determined that each of their respective Audit Committees contains at least one Audit Committee financial expert within the meaning of the applicable rules and regulations of the US Securities and Exchange Commission (“SEC”). The Audit Committee financial experts serving on the Reed Elsevier PLC and the Reed Elsevier NV Audit Committees are Adrian Hennah, Sir David Reid and Ben van der Veer. Each is considered independent.

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

ITEM 16C: PRINCIPAL ACCOUNTANT FEES AND SERVICES

The aggregate fees billed by our principal accountants, Deloitte LLP, Deloitte Accountants BV, the member firms of Deloitte Touche Tohmatsu and their respective affiliates, were as follows:

	Year ended December 31, 2012	Year ended December 31, 2011
	(in millions)
Audit fees	£4.7	£4.7
Audit related fees	0.7	0.2
Tax fees	0.8	0.7
All other fees	0.3	0.2

Total	£6.5	£5.8

Auditors’ remuneration for audit services comprises £0.5 million (2011: £0.5 million; 2010: £0.4 million) payable to the auditors of the parent companies and £4.2 million (2011: £4.2 million; 2010: £4.1 million) payable to the auditors of the parent companies and their associates for the audit of the financial statements of the operating and financing businesses, including the review and testing of internal control over financial reporting in accordance with the US Sarbanes-Oxley Act. Auditors’ remuneration for non audit services comprises: £0.8 million (2011: £0.7 million; 2010: £0.9 million) for tax compliance services, £0.3 million (2011: £0.2 million; 2010: nil) for due diligence and other transaction related services and £0.7 million (2011: £0.2 million; 2010: £0.3 million) for other audit related assurance services.

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

All of the audit and non audit services carried out in the year ended December 31, 2012 were pre-approved under the policies and procedures summarised above.

ITEM 16D: EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E: PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

During 2012 Reed Elsevier repurchased 23,288,616 Reed Elsevier PLC ordinary shares and 12,660,296 Reed Elsevier NV ordinary shares for consideration of £250 million. These shares are held in treasury. On December 28, 2012 Reed Elsevier PLC and Reed Elsevier NV announced an irrevocable, non discretionary programme to repurchase further ordinary shares up to the value of £100 million in aggregate which was completed in February 2013. Reed Elsevier Group plc Employee Benefit Trust (“EBT”) has not made any share purchases during the year.

ITEM 16F: CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G: CORPORATE GOVERNANCE

Details of Reed Elsevier’s corporate governance practices are set out on pages 87 to 89 of Item 15: Controls and Procedures.

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

COMBINED FINANCIAL STATEMENTS

THIS PAGE INTENTIONALLY BLANK

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and members of Reed Elsevier PLC and to the members of the Supervisory and Executive Boards and the shareholders of Reed Elsevier NV:

We have audited the accompanying combined statements of financial position of Reed Elsevier PLC, Reed Elsevier NV, Reed Elsevier Group plc and Elsevier Reed Finance BV and their respective subsidiaries, associates and joint ventures (together the “Combined Businesses”) as at December 31, 2012, 2011 and 2010, and the related combined income statements and combined statements of comprehensive income, cash flows and changes in equity for each of the years then ended. These combined financial statements are the responsibility of the management of Reed Elsevier PLC and Reed Elsevier NV. Our responsibility is to express an opinion on the combined financial statements based on our audits.

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

In our opinion, such combined financial statements present fairly, in all material respects, the combined financial position of the Combined Businesses as at December 31, 2012, 2011 and 2010, and the combined results of their operations and their cash flows for each of the years then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Combined Businesses’ internal control over financial reporting as at December 31, 2012, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 27, 2013 expressed an unqualified opinion on the Combined Businesses’ internal control over financial reporting.

/s/ DELOITTE LLP London, United Kingdom February 27, 2013	/s/ DELOITTE ACCOUNTANTS B.V. Amsterdam, The Netherlands February 27, 2013

REED ELSEVIER

COMBINED INCOME STATEMENT

FOR THE YEAR ENDED DECEMBER 31, 2012

	Note	2012 £m	2011 £m	2010 £m
Revenue	3	6,116	6,002	6,055
Cost of sales		(2,139)	(2,126)	(2,209)

Gross profit		3,977	3,876	3,846
Selling and distribution costs		(1,015)	(1,075)	(1,091)
Administration and other expenses		(1,628)	(1,626)	(1,687)
Share of results of joint ventures		24	30	22

Operating profit	4	1,358	1,205	1,090

Finance income	9	16	17	8
Finance costs	9	(232)	(252)	(284)

Net finance costs		(216)	(235)	(276)

Disposals and other non operating items	10	45	(22)	(46)

Profit before tax		1,187	948	768
Taxation	11	(113)	(181)	(120)

Net profit for the year		1,074	767	648

Attributable to:
Parent companies’ shareholders		1,069	760	642
Non-controlling interests		5	7	6

Net profit for the year		1,074	767	648

REED ELSEVIER

COMBINED STATEMENT OF COMPREHENSIVE INCOME

FOR THE YEAR ENDED DECEMBER 31, 2012

	Note	2012 £m	2011 £m	2010 £m
Net profit for the year		1,074	767	648
Exchange differences on translation of foreign operations		(136)	32	94
Actuarial losses on defined benefit pension schemes	7	(329)	(113)	(63)
Fair value movements on available for sale investments		—	(1)	—
Transfer to net profit on disposal of available for sale investments		11	—	—
Fair value movements on cash flow hedges		70	(24)	(58)
Transfer to net profit from cash flow hedge reserve (net of tax)	19	21	37	46
Tax recognised directly in equity	11	88	42	29

Other comprehensive (expense)/income for the year		(275)	(27)	48

Total comprehensive income for the year		799	740	696

Attributable to:
Parent companies’ shareholders		794	733	690
Non-controlling interests		5	7	6

Total comprehensive income for the year		799	740	696

REED ELSEVIER

COMBINED STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2012

	Note	2012 £m	2011 £m	2010 £m
Cash flows from operating activities
Cash generated from operations	12	1,847	1,735	1,649
Interest paid		(231)	(247)	(295)
Interest received		7	12	8
Tax paid (net)		(216)	(218)	(9)

Net cash from operating activities		1,407	1,282	1,353

Cash flows from investing activities
Acquisitions	12	(316)	(481)	(50)
Purchases of property, plant and equipment		(70)	(85)	(83)
Expenditure on internally developed intangible assets		(263)	(265)	(228)
Purchase of investments		(7)	(10)	(5)
Proceeds from disposals of property, plant and equipment		7	7	7
Gross proceeds from other disposals		235	101	66
Payments on other disposals		(82)	(21)	(60)
Dividends received from joint ventures		20	33	24

Net cash used in investing activities		(476)	(721)	(329)

Cash flows from financing activities
Dividends paid to shareholders of the parent companies		(521)	(497)	(483)
Distributions to non-controlling interests		(4)	(9)	(8)
(Decrease)/increase in short term bank loans, overdrafts and commercial paper		(434)	210	(143)
Issuance of other loans		592	—	—
Repayment of other loans		(437)	(248)	(394)
Repayment of finance leases		(4)	(22)	(7)
Disposal/(acquisition) of non-controlling interests		7	(48)	—
Repurchase of ordinary shares		(250)	—	—
Proceeds on issue of ordinary shares		48	9	11

Net cash used in financing activities		(1,003)	(605)	(1,024)

Decrease in cash and cash equivalents		(72)	(44)	—

Movement in cash and cash equivalents
At start of year		726	742	734
Decrease in cash and cash equivalents		(72)	(44)	—
Exchange translation differences		(13)	28	8

At end of year		641	726	742

REED ELSEVIER

COMBINED STATEMENT OF FINANCIAL POSITION

AS AT DECEMBER 31, 2012

	Note	2012 £m	2011 £m	2010 £m
Non-current assets
Goodwill	15	4,545	4,729	4,441
Intangible assets	16	3,275	3,494	3,457
Investments in joint ventures	17	100	124	136
Other investments	17	79	64	48
Property, plant and equipment	18	264	288	291
Net pension assets	7	—	—	55
Deferred tax assets	20	79	212	151
Derivative financial instruments	19	138	—	—

		8,480	8,911	8,579

Current assets
Inventories and pre-publication costs	21	159	190	228
Trade and other receivables	22	1,380	1,483	1,475
Derivative financial instruments	19	57	149	134
Cash and cash equivalents		641	726	742

		2,237	2,548	2,579

Assets held for sale	23	297	44	—

Total assets		11,014	11,503	11,158

Current liabilities
Trade and other payables	24	2,544	2,657	2,584
Derivative financial instruments	19	11	69	80
Borrowings	25	730	982	516
Taxation		603	677	646
Provisions	27	30	39	71

		3,918	4,424	3,897

Non-current liabilities
Borrowings	25	3,162	3,300	3,786
Deferred tax liabilities	20	919	1,236	1,192
Net pension obligations	7	466	242	225
Provisions	27	139	87	88

		4,686	4,865	5,291

Liabilities associated with assets held for sale	23	96	17	—

Total liabilities		8,700	9,306	9,188

Net assets		2,314	2,197	1,970

Capital and reserves
Combined share capitals	29	223	223	224
Combined share premiums	30	2,727	2,723	2,754
Combined shares held in treasury	31	(899)	(663)	(677)
Translation reserve	32	(23)	88	29
Other combined reserves	33	252	(199)	(387)

Combined shareholders’ equity		2,280	2 ,172	1,943
Non-controlling interests		34	25	27

Total equity		2,314	2,197	1,970

COMBINED STATEMENT OF CHANGES IN EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2012

	Note	Combined share capitals £m	Combined share premiums £m	Combined shares held in treasury £m	Translation reserve £m	Other combined reserves £m	Combined shareholders’ equity £m	Non- controlling interests £m	Total equity £m
Balance at January 1, 2012		223	2,723	(663)	88	(199)	2,172	25	2,197
Total comprehensive income for the year		—	—	—	(136)	930	794	5	799
Dividends paid	14	—	—	—	—	(521)	(521)	(4)	(525)
Issue of ordinary shares, net of expenses		1	47	—	—	—	48	—	48
Repurchase of ordinary shares	31	—	—	(250)	—	—	(250)	—	(250)
Increase in share based remuneration reserve		—	—	—	—	31	31	—	31
Settlement of share awards		—	—	7	—	(7)	—	—	—
Acquisitions		—	—	—	—	—	—	9	9
Disposal of non-controlling interests		—	—	—	—	6	6	1	7
Exchange differences on translation of capital and reserves		(1)	(43)	7	25	12	—	(2)	(2)

Balance at December 31, 2012		223	2,727	(899)	(23)	252	2,280	34	2,314

Balance at January 1, 2011		224	2,754	(677)	29	(387)	1,943	27	1,970
Total comprehensive income for the year		—	—	—	32	701	733	7	740
Dividends paid	14	—	—	—	—	(497)	(497)	(9)	(506)
Issue of ordinary shares, net of expenses		—	9	—	—	—	9	—	9
Increase in share based remuneration reserve		—	—	—	—	27	27	—	27
Settlement of share awards		—	—	7	—	(7)	—	—	—
Acquisitions		—	—	—	—	—	—	5	5
Acquisition of non-controlling interests		—	—	—	—	(43)	(43)	(5)	(48)
Exchange differences on translation of capital and reserves		(1)	(40)	7	27	7	—	—	—

Balance at December 31, 2011		223	2,723	(663)	88	(199)	2,172	25	2,197

Balance at January 1, 2010		225	2,807	(698)	(100)	(502)	1,732	27	1,759
Total comprehensive income for the year		—	—	—	94	596	690	6	696
Dividends paid	14	—	—	—	—	(483)	(483)	(8)	(491)
Issue of ordinary shares, net of expenses		—	11	—	—	—	11	—	11
Decrease in share based remuneration reserve		—	—	—	—	(7)	(7)	—	(7)
Settlement of share awards		—	—	9	—	(9)	—	—	—
Exchange differences on translation of capital and reserves		(1)	(64)	12	35	18	—	2	2

Balance at December 31, 2010		224	2,754	(677)	29	(387)	1,943	27	1,970

REED ELSEVIER

NOTES TO THE COMBINED FINANCIAL STATEMENTS

1.	Basis of preparation

The Reed Elsevier combined financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and as adopted by the European Union.

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

The Reed Elsevier accounting policies are set out below:

Principles of combination

In preparing the combined financial statements, subsidiaries of Reed Elsevier Group plc and Elsevier Reed Finance BV are accounted for under the acquisition method and investments in associates and joint ventures are accounted for under the equity method. All transactions and balances between the combined businesses are eliminated.

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

2.	Accounting policies – (continued)

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

Assets held for sale

Assets of businesses that are available for immediate sale in their current condition and for which a sales process is considered highly probable to complete are classified as assets held for sale, and are carried at the lower of carrying value and fair value less costs to sell. Non-current assets are not amortised or depreciated following their classification as held for sale. Liabilities of businesses held for sale are also separately classified on the statement of financial position.

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

Goodwill and acquired intangible assets

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

The discount rates used are based on the Reed Elsevier weighted average cost of capital, adjusted to reflect a risk premium specific to each business. The pre-tax discount rates applied are 11.4% for Scientific, Technical & Medical, 11.8% for Risk Solutions, 11.5-12.9% for Business Information, 11.6% for Legal and 11.2-12.9% for Exhibitions. The nominal long term growth rates, which are based on historical growth rates and the growth prospects for businesses, are 3%. There were no charges for impairment of acquired intangible assets and goodwill in 2012 (2011: nil; 2010: nil).

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

The assumptions of share price volatility of 30%, of expected share option life of 4 years, and of expected lapse rate of 2-5% are based on relevant historical data. Other judgements made on grant are based on market data. Assumptions as to future performance against non market related vesting conditions are based on management estimates. The charge for share based and related remuneration was £26 million in 2012 (2011: £27 million; 2010: £11 million). Further information is provided in note 8 to the combined financial statements.

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

The principal assumptions as at December 31, 2012, expressed as a weighted average of the various defined benefit pension schemes, were a discount rate of 4.4% (2011: 5.2%; 2010: 5.6%), an expected rate of salary increases of 3.2% (2011: 3.5%; 2010: 4.1%) and inflation of 2.7% (2011: 2.9%; 2010: 3.2%). The expected return on scheme assets, set at the beginning of the year, was 6.2% (2011: 6.8%; 2010: 7.0%). Future pension increases are assumed at 2.8% (2011: 2.9%; 2010: 3.2%) and average life expectancy of 88-89 years (2011: 87-89 years, 2010: 87-89 years) for scheme members currently aged 45 and 60 years. The net defined benefit pension expense was £18 million (2011: £23 million; 2010: £22 million). The service cost was £43 million (2011: £57 million; 2010: £48 million) after pension curtailment credits of £20 million (2011: £9 million; 2010: £17 million) from changes to pension plan design and staff reductions. The net pension financing credit is based on market data at the beginning of the year and was £25 million (2011: £34 million; 2010: £26 million) reflecting the increase in scheme liabilities at the beginning of the year compared with a year before and lower expected asset returns. Further information and sensitivity analysis is provided in note 7 to the combined financial statements.

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

2.	Accounting policies – (continued)

Taxation

Reed Elsevier is subject to tax in numerous jurisdictions, giving rise to complex tax issues that require management to exercise judgement in making tax determinations. While Reed Elsevier is confident that tax returns are appropriately prepared and filed, provisions are maintained in respect of uncertain tax positions that are believed to appropriately reflect the risk with respect to tax matters under active discussion with tax authorities, or which are otherwise considered to involve uncertainty. Amounts are provided using the best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors. However, it is possible that at some future date liabilities may be adjusted as a result of audits by taxing authorities. Discussions with tax authorities relating to cross-border transactions and other matters are ongoing. Although the outcome of open items cannot be predicted, no significant impact on the financial position of Reed Elsevier is expected.

In addition, estimation of income taxes includes assessments of the recoverability of deferred tax assets. Deferred tax assets are only recognized to the extent that they are considered recoverable based on existing tax laws and forecasts of future taxable profits against which the underlying tax deductions can be utilized. The recoverability of these assets is reassessed at the end of each reporting period, and changes in recognition to deferred tax assets will affect the tax provision in the period of that reassessment.

Property provisions

Reed Elsevier has exposures to sub lease shortfalls in respect of certain property leases for periods up to 2024. Provisions are recognised for net liabilities expected to arise on these exposures. Estimation of the provisions requires judgement in respect of future head lease costs, sub lease income and the length of vacancy periods. The charge for property provisions was £62 million (2011: £16 million; 2010: £36 million) relating to surplus property arising on the restructuring, sale and closure of businesses and includes expected losses on sub-leases entered into during 2012 and an estimate of vacancy periods and future market conditions. Further information is provided in note 27 to the combined financial statements.

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

Standards and amendments effective for the year

The interpretations and amendments to IFRS effective for 2012 have not had a significant impact on Reed Elsevier’s accounting policies or reporting.

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

2.	Accounting policies – (continued)

pension schemes. Under the revised standard, pension asset returns included within the net pension financing credit or charge are to be calculated by reference to the discount rate of a high quality corporate bond (being also the discount rate applied in the calculation of pension obligations) and no longer based on the expected returns on scheme assets. Typically the effect will be to reduce the asset returns recognised in the income statement. As required under the revised standard, comparatives will be restated accordingly. The revised standard also prohibits the use of certain accounting alternatives, previously permitted, that enabled the smoothing of volatility in the income statement and balance sheet in relation to pensions, but this will not affect Reed Elsevier’s pension accounting as such alternatives were not applied. There is no change to the measurement of pension scheme assets and obligations under the revised standard for Reed Elsevier.

Adoption of IAS19 (revised) will have no impact on Reed Elsevier’s combine balance sheet or cash flows. The net pension financing credit or charge will, with effect from 1 January 2013, be presented within net finance costs in Reed Elsevier’s combined income statement, rather than within operating profit as currently reported. Given that the revised standard may introduce greater volatility to the income statement, following adoption on 1 January 2013 the net pension financing credit or charge will be excluded from the adjusted earnings figures used by Reed Elsevier as additional performance measures.

Had IAS19 (revised) and related presentation been in effect for the 2012 financial year, operating profit for the twelve months to December 31, 2012 would have been £25m lower (2011: £34 million, 2010: £26 million) and net finance costs would have been higher by £11 million (2011: £9 million, 2010: £14 million). The balance sheet and cash flows would have been unchanged.

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

IFRS10 — Consolidated Financial Statements (effective for the 2013 financial year). The standard introduces a single consolidation model for all entities based on control, irrespective of the nature of the investee. IFRS10 replaces IAS27 — Separate Financial Statements. Adoption of the standard is not expected to have a significant impact on the measurement, presentation or disclosure of the consolidation of entities in the combined financial statements.

IFRS11 — Joint Arrangements (effective for the 2013 financial year). This standard classifies joint arrangements as either joint ventures or a joint operation and removes the option to proportionately consolidate joint ventures. IFRS11 replaces IAS28 — Investments in Associates and Joint Ventures. Adoption of the standard is not expected to have a significant impact on the measurement, presentation or disclosure of the joint ventures in the combined financial statements.

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

IAS1 — Presentation of Items of Other Comprehensive Income — Amendments to IAS1 (effective for the 2013 financial year). The standard amends the grouping of items presented in the statement of comprehensive income into items that may be reclassified (or recycled) to the profit or loss in a future period and items that will never be reclassified. Adoption of the standard will lead to some re-presentation of the items in the statement of comprehensive income in the combined financial statements.

Additionally, a number of interpretations have been issued which are not expected to have any significant impact on Reed Elsevier’s accounting policies and reporting.

3.	Segment analysis

Reed Elsevier’s reported segments are based on the internal reporting structure and financial information provided to the Chief Executive Officer and Boards.

Reed Elsevier is a world leading provider of professional information solutions organised as five business segments: Scientific, Technical & Medical, providing information and tools to help its customers improve scientific and healthcare outcomes; Risk Solutions, providing tools that combine proprietary, public and third-party information with advanced technology and analytics; Business Information, providing data services, information and marketing solutions to business professionals; Legal, providing legal, tax, regulatory news & business information to legal, corporate, government, accounting and academic markets; and Exhibitions, organising exhibitions and conferences.

Adjusted operating profit is the key segmental profit measure used by Reed Elsevier in assessing performance. It is stated before amortisation of acquired intangible assets, the share of profit on disposals in joint ventures, exceptional restructuring (none in 2012 or 2011), acquisition related costs, and is grossed up to exclude the equity share of taxes in joint ventures.

Operating profit by segment is included as supplementary information.

Analysis by business segment

	2012 £m	2011 £m	2010 £m
Revenue
Scientific, Technical & Medical	2,063	2,058	2,026
Risk Solutions	926	908	927
Business Information	663	695	718
Legal	1,610	1,634	1,691
Exhibitions	854	707	693

Total	6,116	6,002	6,055

Operating profit
Scientific, Technical & Medical	706	695	647
Risk Solutions	281	181	165
Business Information	76	68	—
Legal	146	144	159
Exhibitions	171	132	127

Sub-total	1,380	1,220	1,098
Corporate costs	(47)	(49)	(34)
Unallocated net pension financing credit	25	34	26

Total	1,358	1,205	1,090

Adjusted operating profit
Scientific, Technical & Medical	780	768	724
Risk Solutions	392	362	354
Business Information	119	110	89
Legal	234	229	238
Exhibitions	210	167	158

Sub-total	1,735	1,636	1,563
Corporate costs	(47)	(44)	(34)
Unallocated net pension financing credit	25	34	26

Total	1,713	1,626	1,555

3.	Segment analysis – (continued)

Analysis by geographical origin

	2012 £m	2011 £m	2010 £m
Revenue
North America	3,122	3,103	3,213
United Kingdom	966	947	907
The Netherlands	611	616	620
Rest of Europe	788	783	825
Rest of world	629	553	490

Total	6,116	6,002	6,055

Analysis by geographical market

	2012 £m	2011 £m	2010 £m
Revenue
North America	3,154	3,219	3,303
United Kingdom	442	485	490
The Netherlands	165	189	204
Rest of Europe	1,176	1,095	1,131
Rest of world	1,179	1,014	927

Total	6,116	6,002	6,055

Analysis by type

	2012 £m	2011 £m	2010 £m
Revenue
Subscriptions	2,978	2,819	2,709
Circulation/transactions	1,602	1,649	1,760
Advertising	350	437	491
Exhibitions	846	700	675
Other	340	397	420

Total	6,116	6,002	6,055

Revenue is analysed before the £91 million (2011: £128 million; 2010: £116 million) share of joint ventures’ revenue, of which £2 million (2011: £2 million; 2010: £3 million) relates to Business Information, £22 million (2011: £23 million; 2010: £24 million) relates to Legal, principally to Giuffrè, and £67 million (2011: £103 million; 2010: £89 million) relates to Exhibitions.

Share of post-tax results of joint ventures of £24 million (2011: £30 million; 2010: £22 million) included in operating profit comprises nil (2011: £1 million; 2010: £1 million) relating to Business Information, £2 million (2011: £4 million; 2010: £4 million) relating to Legal and £22 million (2011: £25 million; 2010: £17 million) relating to Exhibitions. The unallocated net pension financing credit of £25 million (2011: £34 million; 2010: £26 million) comprises the expected return on pension scheme assets of £221 million (2011: £235 million; 2010: £217 million) less interest on pension scheme liabilities of £196 million (2011: £201 million; 2010: £191 million).

3.	Segment analysis – (continued)

A reconciliation of operating profit to adjusted operating profit is provided below:

	2012 £m	2011 £m	2010 £m
Operating profit	1,358	1,205	1,090
Adjustments:
Amortisation of acquired intangible assets	329	359	349
Exceptional restructuring costs	—	—	57
Acquisition related costs	21	52	50
Share of profit on disposals in joint ventures	—	(1)	—
Reclassification of tax in joint ventures	5	11	9

Adjusted operating profit	1,713	1,626	1,555

Analysis by business segment

	2012 £m	2011 £m	2010 £m
Expenditure on acquired goodwill and intangible assets
Scientific, Technical & Medical	120	43	13
Risk Solutions	15	—	—
Business Information	—	532	1
Legal	80	—	34
Exhibitions	178	36	6

Total	393	611	54

Capital expenditure additions
Scientific, Technical & Medical	106	94	81
Risk Solutions	21	23	31
Business Information	17	18	12
Legal	173	203	179
Exhibitions	25	22	12

Total	342	360	315

Amortisation of acquired intangible assets
Scientific, Technical & Medical	68	72	75
Risk Solutions	109	156	149
Business Information	37	29	30
Legal	83	78	72
Exhibitions	32	24	23

Total	329	359	349

Depreciation and other amortisation
Scientific, Technical & Medical	82	69	74
Risk Solutions	23	26	29
Business Information	14	15	26
Legal	92	87	94
Exhibitions	16	10	14

Total	227	207	237

3.	Segment analysis – (continued)

Capital expenditure comprises additions to property, plant and equipment and internally developed intangible assets. Amortisation of acquired intangible assets includes amounts in respect of joint ventures of £1 million (2011: £4 million; 2010: £4 million) in Exhibitions. Other than the depreciation and amortisation above, non cash items includes a £31 million charge (2011: £27 million charge; 2010: £7 million credit) relating to the recognition of share based remuneration, comprising £5 million (2011: £5 million charge; 2010: £2 million credit) in Scientific, Technical & Medical, nil (2011: £3 million; 2010: £2 million) in Risk Solutions, £3 million (2011: £2 million; 2010: £3 million credit) in Business Information, £7 million (2011: £6 million; 2010: £1 million credit) in Legal, £4 million (2011: £3 million; 2010: £1 million credit) in Exhibitions and £12 million (2011: £8 million; 2010: £2 million credit) in Corporate.

Analysis by geographical location

	2012 £m	2011 £m	2010 £m
Non-current assets
North America	6,514	6,984	6,716
United Kingdom	524	517	456
The Netherlands	120	123	140
Rest of Europe	729	783	851
Rest of world	376	292	210

Total	8,263	8,699	8,373

Non-current assets by geographical location exclude amounts relating to deferred tax, net pension assets and derivative financial instruments.

4.	Operating profit

Operating profit is stated after charging/(crediting) the following:

	Note	2012 £m	2011 £m	2010 £m
Staff costs
Wages and salaries		1,543	1,535	1,594
Social security costs		187	173	179
Pensions	7	64	62	54
Share based and related remuneration		26	27	11

Total staff costs		1,820	1,797	1,838

Depreciation and amortisation
Amortisation of acquired intangible assets	16	328	355	345
Share of joint ventures’ amortisation of acquired intangible assets		1	4	4
Amortisation of internally developed intangible assets	16	151	132	158
Depreciation of property, plant and equipment	18	76	75	79

Total depreciation and amortisation		556	566	586

Other expenses and income
Pre-publication costs, inventory expenses and other cost of sales		2,139	2,126	2,209
Operating lease rentals expense		112	116	123
Operating lease rentals income		(10)	(11)	(11)

Depreciation and amortisation charges are included within administration and other expenses.

5.	Auditors’ remuneration

	2012 £m	2011 £m	2010 £m
For audit services	4.7	4.7	4.5
For non audit services	1.8	1.1	1.2

Total auditors’ remuneration	6.5	5.8	5.7

Auditors’ remuneration for audit services comprises £0.5 million (2011: £0.5 million; 2010: £0.4 million) payable to the auditors of the parent companies and £4.2 million (2011: £4.2 million; 2010: £4.1 million) payable to the auditors of the parent companies and their associates for the audit of the financial statements of the operating and financing businesses, including the review and testing of internal control over financial reporting in accordance with the US Sarbanes-Oxley Act. Auditors’ remuneration for non audit services comprises: £0.8 million (2011: £0.7 million; 2010: £0.9 million) for tax compliance services, £0.3 million (2011: £0.2 million; 2010: nil) for due diligence and other transaction related services and £0.7 million (2011: £0.2 million; 2010: £0.3 million) for other audit related assurance services.

6.	Personnel

Number of people employed

	At December 31		Average during the year
	2012	2011	2012	2011	2010
Business segment
Scientific, Technical & Medical	7,000	6,900	7,000	6,900	6,800
Risk Solutions	4,100	4,000	4,000	4,300	4,500
Business Information	4,800	5,600	5,200	5,400	5,800
Legal	10,400	10,300	10,400	10,400	10,400
Exhibitions	3,200	2,800	3,000	2,700	2,600
Sub-total	29,500	29,600	29,600	29,700	30,100
Corporate/shared functions	900	900	900	900	900

Total	30,400	30,500	30,500	30,600	31,000

Geographical location
North America	15,700	16,000	15,900	16,300	16,900
United Kingdom	4,100	4,600	4,200	4,600	4,700
The Netherlands	1,600	1,600	1,600	1,600	1,800
Rest of Europe	3,600	3,700	3,700	3,800	4,000
Rest of world	5,400	4,600	5,100	4,300	3,600

Total	30,400	30,500	30,500	30,600	31,000

7.	Pension schemes

A number of pension schemes are operated around the world. Historically, the major schemes have been of the defined benefit type with assets held in separate trustee administered funds. The largest defined benefit schemes are in the UK, the US and the Netherlands. Under these plans, employees are entitled to retirement benefits dependent on the number of years service provided.

7.	Pension schemes – (continued)

The principal assumptions for the purpose of valuation under IAS19 — Employee Benefits are presented below as the weighted average of the various defined benefit pension schemes. The defined benefit pension expense for each year is based on the assumptions and scheme valuations set at December 31 of the prior year.

	At December 31
	2012	2011	2010
Discount rate	4.4%	5.2%	5.6%
Expected rate of return on scheme assets	n/a	6.2%	6.8%
Expected rate of salary increases	3.2%	3.5%	4.1%
Inflation	2.7%	2.9%	3.2%
Future pension increases	2.8%	2.9%	3.2%

The discount rate is set by reference to AA corporate bond yields. The expected rates of return on individual categories of scheme assets are determined by reference to relevant market indices and market expectations of real rates of return. The overall expected rate of return on scheme assets is based on the weighted average of each asset category.

Mortality assumptions used in assessing defined benefit obligations make allowance for future improvements in longevity and have been determined by reference to applicable mortality statistics and expectations for each scheme. The average life expectancies assumed in the valuation of the defined benefit obligations are set out below:

	2012		2011		2010
Average life expectancy (at December 31)	Male (years)	Female (years)	Male (years)	Female (years)	Male (years)	Female (years)
Member currently aged 60	88	88	88	87	88	87
Member currently aged 45	89	89	89	88	89	88

The pension expense recognised within the income statement comprises:

	2012 £m	2011 £m	2010 £m
Service cost (including settlement and curtailment credits of £20 million (2011: £9 million; 2010: £17 million))	43	57	48
Interest on pension scheme liabilities	196	201	191
Expected return on scheme assets	(221)	(235)	(217)

Net defined benefit pension expense	18	23	22
Defined contribution pension expense	46	39	32

Total pension expense	64	62	54

7.	Pension schemes – (continued)

The amount recognised in the statement of financial position in respect of defined benefit pension schemes at the start and end of the year and the movements during the year were as follows:

	2012			2011			2010
	Defined benefit obligations £m	Fair value of scheme assets £m	Net pension obligations £m	Defined benefit obligations £m	Fair value of scheme assets £m	Net pension obligations £m	Defined benefit obligations £m	Fair value of scheme assets £m	Net pension obligations £m
At start of year	(3,876)	3,634	(242)	(3,677)	3,507	(170)	(3,302)	3,067	(235)
Service cost	(43)	—	(43)	(57)	—	(57)	(48)	—	(48)
Interest on pension scheme liabilities	(196)	—	(196)	(201)	—	(201)	(191)	—	(191)
Expected return on scheme assets	—	221	221	—	235	235	—	217	217
Actuarial (loss)/gain	(416)	87	(329)	(78)	(35)	(113)	(261)	198	(63)
Contributions by employer	—	116	116	—	66	66	—	154	154
Contributions by employees	(11)	11	—	(11)	11	—	(11)	11	—
Benefits paid	216	(216)	—	141	(141)	—	139	(139)	—
Exchange translation differences	54	(47)	7	7	(9)	(2)	(3)	(1)	(4)

At end of year	(4,272)	3,806	(466)	(3,876)	3,634	(242)	(3,677)	3,507	(170)

The net pension obligations of £466 million at December 31, 2012 (2011: £242 million; 2010: £170 million) comprise schemes in deficit with net pension obligations of £466 million (2011: £242 million; 2010: £225 million) and schemes in surplus with net pension assets of nil (2011: nil; 2010: £55 million).

As at December 31, 2012 the defined benefit obligations comprise £4,112 million (2011: £3,721 million; 2010: £3,531 million) in relation to funded schemes and £160 million (2011: £155 million; 2010: £146 million) in relation to unfunded schemes. The weighted average duration of defined benefit scheme liabilities is 19 years (2011: 19 years; 2010: 19 years). Deferred tax liabilities of nil (2011: nil; 2010: £15 million) and deferred tax assets of £153 million (2011: £86 million; 2010: £78 million) are recognised in respect of the pension scheme surpluses and deficits respectively.

The fair value of scheme assets held as equities, bonds and other assets, and their expected rates of return as at December 31, are shown below:

	2012		2011			2010
	Fair value of scheme assets £m	Proportion of total scheme assets %	Expected rate of return on scheme assets %	Fair value of scheme assets £m	Proportion of total scheme assets %	Expected rate of return on scheme assets %	Fair value of scheme assets £m	Proportion of total scheme assets %
Equities	1,804	47	8.7	1,699	47	8.7	1,963	56
Bonds	1,715	45	3.7	1,722	47	4.4	1,318	38
Other	287	8	4.3	213	6	5.1	226	6

Total	3,806	100	6.2	3,634	100	6.8	3,507	100

The actual return on scheme assets for the year ended December 31, 2012 was a £308 million gain (2011: £200 million gain; 2010: £415 million gain).

7.	Pension schemes – (continued)

A summary of pension balances in respect of funded and unfunded schemes for the five years ended December 31, 2012 is set out below:

	2012 £m	2011 £m	2010 £m	2009 £m	2008 £m
Fair value of scheme assets	3,806	3,634	3,507	3,067	2,682
Defined benefit obligations	(4,272)	(3,876)	(3,677)	(3,302)	(3,051)

Net pension obligations	(466)	(242)	(170)	(235)	(369)

Gains and losses arising on the revaluation of pension scheme assets and liabilities that have been recognised in the statement of comprehensive income are set out below:

	2012 £m	2011 £m	2010 £m	2009 £m	2008 £m
Gains and losses during the year:
Experience (losses)/gains on scheme liabilities	(32)	(27)	(43)	18	(9)
Experience gains/(losses) on scheme assets	87	(35)	198	301	(765)
Actuarial (losses)/gains arising on the present value of scheme liabilities due to changes in:
— discount rates	(552)	(238)	(162)	(249)	202
— inflation	74	182	(50)	(124)	198
— other actuarial assumptions	94	5	(6)	60	27

	(329)	(113)	(63)	6	(347)
Net cumulative (losses)/gains at start of year	(265)	(152)	(89)	(95)	252

Net cumulative losses at end of year	(594)	(265)	(152)	(89)	(95)

Regular contributions to defined benefit pension schemes in respect of 2013 are expected to be approximately £55 million.

Sensitivity analysis

Valuation of Reed Elsevier’s pension scheme liabilities involves judgements about uncertain events, including the life expectancy of the members, salary and pension increases, inflation and the rate at which the future pension payments are discounted. Estimates are used for each of these factors. Differences arising from actual experience or future changes in assumptions may materially affect future pension charges. In particular, changes in assumptions for discount rates, inflation and life expectancies would have the following approximate effects on the annual service cost and the defined benefit pension obligations:

£m
Increase/decrease of 0.25% in discount rate:
Decrease/increase in annual service cost	5
Decrease/increase in defined benefit pension obligations	195
Increase/decrease of one year in assumed life expectancy:
Increase/decrease in annual service cost	1
Increase/decrease in defined benefit pension obligations	104
Increase/decrease of 0.25% in the expected inflation rate:
Increase/decrease in annual service cost	3
Increase/decrease in defined benefit pension obligations	113

8.	Share based remuneration

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

Conditional shares granted under LTIP, REGP, RSP and BIP in 2010, 2011 and 2012 are subject to the achievement of growth targets of Reed Elsevier PLC and Reed Elsevier NV adjusted earnings per share measured at constant exchange rates as well as the achievement of a targeted percentage return on invested capital of Reed Elsevier PLC and Reed Elsevier NV. LTIP grants in 2010, 2011 and 2012 and REGP grants in 2010 are also variable subject to the achievement of a total shareholder return performance target.

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

8.	Share based remuneration – (continued)

2012 grants

	In respect of Reed Elsevier PLC ordinary shares		In respect of Reed Elsevier NV ordinary shares
	Number of shares ’000	Weighted average fair value per award £	Number of shares ’000	Weighted average fair value per award £
Share options
ESOS	1,801	0.90	1,263	1.20
Other	702	1.04	293	0.95

Total share options	2,503	0.94	1,556	1.15

Conditional shares
ESOS	797	4.60	560	6.41
LTIP	1,807	4.45	1,144	6.13
RSP	256	6.00	5	7.82
BIP	1,542	5.20	696	7.41

Total conditional shares	4,402	4.83	2,405	6.57

2011 grants
	In respect of Reed Elsevier PLC ordinary shares		In respect of Reed Elsevier NV ordinary shares
	Number of shares ’000	Weighted average fair value per award £	Number of shares ’000	Weighted average fair value per award £
Share options
ESOS	2,053	0.98	1,372	1.41
Other	633	1.03	381	0.97

Total share options	2,686	0.99	1,753	1.32

Conditional shares
ESOS	755	4.85	504	6.91
LTIP	1,822	4.56	1,217	6.65
RSP	322	4.73	5	7.15
BIP	1,339	5.43	607	8.00

Total conditional shares	4,238	4.90	2,333	7.06

8.	Share based remuneration – (continued)

2010 grants

	In respect of Reed Elsevier PLC ordinary shares		In respect of Reed Elsevier NV ordinary shares
	Number of shares ’000	Weighted average fair value per award £	Number of shares ’000	Weighted average fair value per award £
Share options
ESOS	2,204	0.77	1,448	1.08
Other	846	0.99	381	0.82

Total share options	3,050	0.83	1,829	1.02

Conditional shares
ESOS	751	4.23	493	6.37
LTIP	1,677	4.01	1,101	6.11
REGP	1,038	6.99	681	10.66
RSP	236	4.23	155	6.37
BIP	1,714	4.64	820	6.93

Total conditional shares	5,416	4.82	3,250	7.32

The main assumptions used to determine the fair values are set out below:

Assumptions for grants made during the year

	In respect of Reed Elsevier PLC ordinary shares			In respect of Reed Elsevier NV ordinary shares
	2012	2011	2010	2012	2011	2010
Weighted average share price at date of grant
ESOS	£5.19	£5.39	£4.69	€9.07	€8.97	€8.36
LTIP	£5.25	£5.31	£4.67	€8.91	€8.89	€8.31
REGP			£4.67			€8.31
RSP	£6.00	£5.26	£4.67	€9.65	€9.27	€8.33
BIP	£5.20	£5.43	£4.64	€9.15	€9.21	€8.11
Other	£5.49	£5.13	£5.22	€9.63	€9.03	€8.86
Expected share price volatility	30%	29%	26%	30%	29%	26%
Expected option life	4 years	4 years	4 years	4 years	4 years	4 years
Expected dividend yield	3.9%	3.6%	3.5%	4.5%	4.1%	3.9%
Risk free interest rate	0.8%	1.9%	1.8%	0.9%	2.5%	1.2%
Expected lapse rate	2-5%	2-5%	3-5%	2-4%	2-4%	3-4%

Expected share price volatility has been estimated based on relevant historic data in respect of the Reed Elsevier PLC and Reed Elsevier NV ordinary share prices. Expected share option life has been estimated based on historical exercise patterns in respect of Reed Elsevier PLC and Reed Elsevier NV share options.

8.	Share based remuneration – (continued)

The share based remuneration awards outstanding as at December 31, 2012 in respect of both Reed Elsevier PLC and Reed Elsevier NV ordinary shares are set out below:

	In respect of Reed Elsevier PLC ordinary shares		In respect of Reed Elsevier NV ordinary shares
	Number of shares under option ’000	Weighted average exercise price (pence)	Number of shares under option ’000	Weighted average exercise price (€)
Share options
Outstanding at January 1, 2010	35,685	547	25,917	11.74
Granted	3,050	455	1,829	8.45
Exercised	(2,008)	470	(184)	8.63
Forfeited	(1,355)	496	(1,008)	8.75
Expired	(1,661)	554	(1,721)	6.71

Outstanding at January 1, 2011	33,711	544	24,833	11.45
Granted	2,686	509	1,753	8.99
Exercised	(1,626)	493	(201)	8.84
Forfeited	(2,001)	479	(1,941)	10.94
Expired	(3,230)	640	(2,803)	8.68

Outstanding at January 1, 2012	29,540	534	21,641	10.99
Granted	2,503	497	1,556	9.19
Exercised	(6,694)	497	(1,913)	9.36
Forfeited	(1,022)	498	(581)	9.33
Expired	(4,992)	592	(5,121)	12.34

Outstanding at December 31, 2012	19,335	529	15,582	10.63

Exercisable at December 31, 2010	22,048	552	18,735	11.88
Exercisable at December 31, 2011	20,061	552	16,876	11.56
Exercisable at December 31, 2012	12,573	553	12,329	11.12

	Number of Reed Elsevier PLC ordinary shares (’000)	Number of Reed Elsevier NV ordinary shares (’000)
Conditional shares
Outstanding at January 1, 2010	8,148	4,921
Granted	5,416	3,250
Vested	(678)	(425)
Forfeited	(849)	(453)

Outstanding at January 1, 2011	12,037	7,293
Granted	4,238	2,332
Vested	(580)	(383)
Forfeited	(1,799)	(975)

Outstanding at January 1, 2012	13,896	8,267
Granted	4,402	2,405
Vested	(601)	(391)
Forfeited	(5,885)	(3,575)

Outstanding at December 31, 2012	11,812	6,706

8.	Share based remuneration – (continued)

The weighted average share price at the date of exercise of share options and vesting of conditional shares during 2012 was 593p (2011: 554p; 2010: 522p) for Reed Elsevier PLC ordinary shares and €10.43 (2011: €9.71; 2010: €8.82) for Reed Elsevier NV ordinary shares.

Range of exercise prices for outstanding share options

	2012		2011		2010
	Number of shares under option ’000	Weighted average remaining period until expiry (years)	Number of shares under option ’000	Weighted average remaining period until expiry (years)	Number of shares under option ’000	Weighted average remaining period until expiry (years)
Reed Elsevier PLC ordinary shares (pence)
401-450	1,925	2.8	2,148	2.9	2,017	3.3
451-500	4,415	3.5	7,793	3.6	8,919	4.5
501-550	8,981	5.7	11,662	5.5	11,299	5.6
551-600	189	5.4	2,726	0.8	3,153	1.6
601-650	3,825	4.8	5,176	5.7	6,053	6.6
651-700	—	—	35	0.3	2,270	0.2

Total	19,335	4.7	29,540	4.4	33,711	4.6

Reed Elsevier NV ordinary shares (euro)
7.01-8.00	58	6.1	120	7.2	137	8.2
8.01-9.00	2,736	7.7	3,233	8.6	2,062	9.0
9.01-10.00	3,142	6.9	3,686	5.3	3,915	6.0
10.01-11.00	2,697	1.6	3,921	2.3	4,385	3.3
11.01-12.00	3,982	2.6	4,865	3.5	5,670	4.4
12.01-13.00	1,806	5.1	2,339	6.0	2,653	6.8
13.01-14.00	118	4.1	2,025	0.5	2,502	1.4
14.01-15.00	1,043	4.1	1,426	5.1	3,414	3.2
15.01-16.00	—	—	26	0.3	95	0.8

Total	15,582	4.6	21,641	4.5	24,833	3.9

Share options are expected, upon exercise, to be met principally by the issue of new ordinary shares but may also be met from shares held by the Reed Elsevier Group plc Employee Benefit Trust (EBT) (see note 31). Conditional shares will be met from shares held by the EBT.

9.	Net finance costs

	2012 £m	2011 £m	2010 £m
Interest on short term bank loans, overdrafts and commercial paper	(27)	(28)	(33)
Interest on other loans	(196)	(212)	(236)
Interest on obligations under finance leases	(1)	(1)	(1)

Total borrowing costs	(224)	(241)	(270)
Losses on loans and derivatives not designated as hedges	(8)	(11)	(14)

Finance costs	(232)	(252)	(284)

Interest on bank deposits	7	12	7
Gains on loans and derivatives not designated as hedges	9	5	1

Finance income	16	17	8

Net finance costs	(216)	(235)	(276)

9.	Net finance costs – (continued)

Finance costs include £16 million (2011: £15 million; 2010: £26 million) transferred from the hedge reserve. A net loss of £2 million (2011: £3 million; 2010: £15 million) on interest rate derivatives designated as cash flow hedges was recognised directly in equity in the hedge reserve to be recognised in future periods.

10.	Disposals and other non operating items

	2012 £m	2011 £m	2010 £m
Revaluation of held for trading investments	19	6	8
Property provisions on disposed businesses	(60)	(16)	(22)
Gain/(loss) on disposal of businesses and assets held for sale	86	(12)	(32)

Net gain/(loss) on disposals and other non operating items	45	(22)	(46)

11.	Taxation

	2012 £m	2011 £m	2010 £m
Current tax
United Kingdom	73	64	44
The Netherlands	68	87	58
Rest of world	12	107	64

Total current tax charge	153	258	166
Deferred tax	(40)	(77)	(46)

Tax expense	113	181	120

The net tax expense charged on profit before tax differs from the theoretical amount that would arise using the weighted average of tax rates applicable to accounting profits and losses of the consolidated entities, as follows:

	2012 £m	2011 £m	2010 £m
Profit before tax	1,187	948	768

Tax at average applicable rates	255	180	118
Tax on share of results of joint ventures	(7)	(9)	(9)
Expenses not deductible for tax purposes	30	26	24
(Non-taxable)/non-deductible costs of share based remuneration	(3)	3	2
(Non-taxable)/non-deductible disposal related gains and losses	(69)	7	1
Tax losses of the period not recognised	6	4	—
Recognition and utilization of tax losses that arose in prior years	(6)	(22)	(6)
Exceptional prior year tax credit	(96)	—	—
Other adjustments in respect of prior periods	2	(7)	(9)
Deferred tax effect of changes in tax rates	1	(1)	(1)

Tax expense	113	181	120

Tax expense as a percentage of profit before tax	10%	19%	16%

The weighted average applicable tax rate for the year was 22% (2011: 19%, 2010: 16%). This increase is caused by a change in the relative profitability of the consolidated entities in the countries in which they operate, partially offset by the impact of the reduction in the tax rate of the United Kingdom (see below).

During 2012, Reed Elsevier resolved a number of significant prior year tax matters and reassessed its exposure to other tax matters across the jurisdiction in which Reed Elsevier operates. As a result of this reassessment, current tax liabilities were reduced by £96 million to reflect the lower cash tax expected to be payable.

11.	Taxation – (continued)

The following tax has been recognized directly in equity during the year:

	2012 £m	2011 £m	2010 £m
Tax on actuarial movements on defined benefit pension schemes	102	36	16
Tax on fair value movements on cash flow hedges	(19)	5	12
Tax credits on share based remuneration	5	1	1

Net tax credit/(charge) recognised directly in equity	88	42	29

A number of changes in the UK corporation tax system, including reductions of the main rate of corporation tax from 26% to 24% with effect from April 1, 2012, and from 24% to 23% with effect from April 1, 2013, were substantively enacted on July 3, 2012. Reed Elsevier has therefore remeasured its UK deferred tax assets and liabilities at the end of the reporting period at 23%, which has resulted in recognition of a deferred tax debit of £1 million in the income statement. The UK government has also announced an intention to reduce the rate of corporation tax to 21% by April 1, 2014, but as this change had not been substantively enacted at the date of the statement of financial position, the effect on deferred tax has not been recognized in these financial statements. It is not currently anticipated that the proposed reduction in rate would have a significant impact on deferred tax balances.

12.	Statement of cash flows

Reconciliation of profit before tax to cash generated from operations

	2012 £m	2011 £m	2010 £m
Profit before tax	1,187	948	768
Disposals and other non operating items	(45)	22	46
Net finance costs	216	235	276
Share of results of joint ventures	(24)	(30)	(22)

Operating profit before joint ventures	1,334	1,175	1,068

Amortisation of acquired intangible assets	328	355	345
Amortisation of internally developed intangible assets	151	132	158
Depreciation of property, plant and equipment	76	75	79
Share based remuneration	31	27	(7)

Total non cash items	586	589	575

Decrease in inventories and pre-publication costs	21	32	35
Decrease/(increase) in receivables	4	(37)	24
Decrease in payables	(98)	(24)	(53)

(Increase)/decrease in working capital	(73)	(29)	6

Cash generated from operations	1,847	1,735	1,649

Cash flow on acquisitions

	Note	2012 £m	2011 £m	2010 £m
Purchase of businesses	13	(276)	(455)	(38)
Investment in joint ventures		(10)	(1)	—
Deferred payments relating to prior year acquisitions		(30)	(25)	(12)

Total		(316)	(481)	(50)

13.	Acquisitions

Acquisitions in 2012

During the year a number of acquisitions were made for a total consideration of £341 million, after taking account of net cash acquired of £12 million. The net assets of the businesses acquired are incorporated at their fair value to the combined businesses. The provisional fair values of the consideration given and of the assets and liabilities acquired are summarised below:

Fair value £m
Goodwill	165
Intangible assets	229
Property, plant and equipment	1
Current assets	21
Current liabilities	(61)
Current tax	2
Deferred tax	(16)

Net assets acquired	341

Consideration (after taking account of £12 million net cash acquired)	341
Less: consideration deferred to future years	(23)
Less: acquisition date fair value of equity interest	(42)

Net cash flow	276

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

The fair value of the assets and liabilities acquired are provisional pending the completion of the valuation exercises. Final fair values will be incorporated in the 2013 combined financial statements. There were no significant adjustments to the provisional fair values of prior year acquisitions established in 2011.

The businesses acquired in 2012 contributed £73 million to revenue, decreased net profit by £10 million and contributed £2 million to net cash inflow from operating activities for the part year under Reed Elsevier ownership and before taking account of acquisition financing costs. Had the businesses been acquired at the beginning of the year, on a proforma basis the Reed Elsevier revenues and net profit for the year would have been £6,153 million and £1,073 million respectively, before taking account of acquisition financing costs.

Acquisitions in 2011

During the year a number of acquisitions were made for a total consideration of £492 million, after taking account of net cash acquired of £24 million, the most significant of which was the acquisition of Accuity Inc. for £331 million, net of cash acquired, which completed on November 1, 2011.

13.	Acquisitions – (continued)

The net assets of the businesses acquired are incorporated at their fair value to the combined businesses. The provisional fair values of the consideration given and of the assets and liabilities acquired are summarised below:

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

In 2011, there were no significant adjustments to the provisional fair values of prior year acquisitions established in 2010.

The businesses acquired in 2011 contributed £34 million to revenue, decreased net profit by £10 million and contributed £7 million to net cash inflow from operating activities for the part year under Reed Elsevier ownership and before taking account of acquisition financing costs. Had the businesses been acquired at the beginning of the year, on a proforma basis the Reed Elsevier revenues and net profit for the year would have been £6,065 million and £771 million respectively, before taking account of acquisition financing costs.

Acquisitions in 2010

During the year a number of small acquisitions were made for a total consideration of £43 million, after taking account of net cash acquired of nil.

The net assets of the businesses acquired are incorporated at their fair value to the combined businesses. The fair values of the consideration given and of the assets and liabilities acquired are summarised below.

Fair value £m
Goodwill	27
Intangible assets	27
Current liabilities	(2)
Deferred tax	(9)

Net assets acquired	43

Consideration (after taking account of nil net cash acquired)	43
Less: consideration deferred to future years	(5)

Net cash flow	38

13.	Acquisitions – (continued)

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

14.	Equity dividends

Ordinary dividends declared in the year

	2012 £m	2011 £m	2010 £m
Reed Elsevier PLC	264	248	245
Reed Elsevier NV	259	251	240

Total	523	499	485

Ordinary dividends declared in the year, in amounts per ordinary share, comprise: a 2011 final dividend of 15.9p and a 2012 interim dividend of 6.0p giving a total of 21.9p (2011: 20.65p; 2010: 20.4p) for Reed Elsevier PLC; and a 2011 final dividend of €0.326 and a 2012 interim dividend of €0.13 giving a total of €0.456 (2011: €0.413; 2010: €0.402) for Reed Elsevier NV.

The directors of Reed Elsevier PLC have proposed a final dividend of 17.0p (2011: 15.9p; 2010: 15.0p). The directors of Reed Elsevier NV have proposed a final dividend of €0.337 (2011: €0.326; 2010: €0.303). The total cost of funding the proposed final dividends is expected to be £391 million, for which no liability has been recognised at the statement of financial position date.

Ordinary dividends paid and proposed relating to the financial year

	2012 £m	2011 £m	2010 £m
Reed Elsevier PLC	273	259	245
Reed Elsevier NV	262	265	246

Total	535	524	491

Dividends paid to Reed Elsevier PLC and Reed Elsevier NV shareholders are, other than in special circumstances, equalised at the gross level inclusive of the UK tax credit of 10% received by certain Reed Elsevier PLC shareholders. The cost of funding the Reed Elsevier PLC dividends is therefore similar to that of Reed Elsevier NV.

15.	Goodwill

	2012 £m	2011 £m	2010 £m
At January 1	4,729	4,441	4,339
Acquisitions	165	300	27
Disposals/reclassified as held for sale	(152)	(26)	(38)
Exchange translation differences	(197)	14	113

At December 31	4,545	4,729	4,441

The carrying amount of goodwill is after £20 million (2011: £49 million) of impairment charges.

15.	Goodwill – (continued)

Impairment review

Impairment testing of goodwill and indefinite lived intangible assets is performed at least annually based on cash generating units (CGUs). A CGU is the smallest identifiable group of assets that generate cash inflows that are largely independent of the cash inflows from other groups of assets. Goodwill impairment testing is performed on the basis of 22 CGUs. CGUs which are not individually significant have been aggregated for presentation purposes. Typically, when an acquisition is made the acquired business is fully integrated into the relevant business unit and CGU, and the goodwill arising is allocated to the CGUs, or groups of CGUs, that are expected to benefit from the synergies of the acquisition.

The carrying value of goodwill recorded in the major groups of CGUs is set out below:

	2012 £m	2011 £m	2010 £m
Scientific, Technical & Medical	1,026	991	994

Risk Solutions	1,559	1,733	1,720

Business Information US	50	52	63
Business Information UK	335	352	71
Business Information NL	23	23	24
Business Information International	—	30	31

Business Information	408	457	189

Legal US	1,038	1,070	1,064
Legal International	112	113	115

Legal	1,150	1,183	1,179

Exhibitions Continental Europe	273	289	293
Exhibitions other	129	76	66

Exhibitions	402	365	359

Total	4,545	4,729	4,441

Reed Elsevier’s goodwill impairment testing methodology, assumptions and sensitivity analysis are disclosed within critical judgments and key sources of estimation uncertainty on pages F-14 to F-16.

16.	Intangible assets

	Market and customer related £m	Content, software and other £m	Total acquired intangible assets £m	Internally developed intangible assets £m	Total £m
Cost
At January 1, 2010	2,535	3,390	5,925	1,042	6,967
Acquisitions	11	16	27	—	27
Additions	—	—	—	230	230
Disposals/reclassified as held for sale	—	(99)	(99)	(77)	(176)
Exchange translation differences	85	44	129	9	138

At January 1, 2011	2,631	3,351	5,982	1,204	7,186
Acquisitions	196	115	311	—	311
Additions	—	—	—	270	270
Disposals	(38)	(189)	(227)	(51)	(278)
Exchange translation differences	13	(14)	(1)	(1)	(2)

At January 1, 2012	2,802	3,263	6,065	1,422	7,487
Acquisitions	201	27	228	1	229
Additions	—	—	—	261	261
Disposals/reclassified as held for sale	(56)	(97)	(153)	(114)	(267)
Exchange translation differences	(131)	(103)	(234)	(53)	(287)

At December 31, 2012	2,816	3,090	5,906	1,517	7,423

Accumulated amortisation and impairment
At January 1, 2010	437	2,260	2,697	638	3,335
Charge for the year	161	184	345	158	503
Disposals	—	(93)	(93)	(64)	(157)
Exchange translation differences	12	33	45	3	48

At January 1, 2011	610	2,384	2,994	735	3,729
Charge for the year	160	195	355	132	487
Disposals/reclassified as held for sale	(30)	(149)	(179)	(36)	(215)
Exchange translation differences	4	(8)	(4)	(4)	(8)

At January 1, 2012	744	2,422	3,166	827	3,993
Charge for the year	173	155	328	151	479
Disposals	(11)	(89)	(100)	(79)	(179)
Exchange translation differences	(36)	(80)	(116)	(29)	(145)

At December 31, 2012	870	2,408	3,278	870	4,148

Net book amount
At December 31, 2010	2,021	967	2,988	469	3,457
At December 31, 2011	2,058	841	2,899	595	3,494
At December 31, 2012	1,946	682	2,628	647	3,275

16.	Intangible assets – (continued)

Intangible assets acquired as part of business combinations comprise: market related assets (e.g. trademarks, imprints, brands); customer related assets (e.g. subscription bases, customer lists, customer relationships); and content, software and other intangible assets (e.g. editorial content, software and product delivery systems, other publishing rights, exhibition rights and supply contracts). Included in content, software and other acquired intangible assets are assets with a net book value of £431 million (2011: £531 million; 2010: £619 million) that arose on acquisitions completed prior to the adoption of IFRS that have not been allocated to specific categories of intangible assets. Internally developed intangible assets typically comprise software and systems development where an identifiable asset is created that is probable to generate future economic benefits.

Included in market and customer related intangible assets are £354 million (2011: £370 million; 2010: £368 million) of brands and imprints relating to Scientific, Technical & Medical determined to have indefinite lives based on an assessment of their historical longevity and stable market positions. Indefinite lived intangibles are tested for impairment at least annually using the same value in use assumptions as set out in critical judgements and key sources of estimation uncertainty on pages F-14 to F-16.

Also included in market and customer related intangible assets are £1,037 million (2011: £1,209 million; 2010: £1,274 million) of customer relationship assets arising on the acquisition of ChoicePoint in 2008 with a remaining useful economic life of approximately 16 years.

17.	Investments

	2012 £m	2011 £m	2010 £m
Investments in joint ventures	100	124	136
Available for sale investments	3	8	10
Venture capital investments held for trading	76	56	38

Total	179	188	184

The value of venture capital investments held for trading, determined by reference to quoted market prices, amounted to £27 million (2011: £17 million; 2010: £12 million). The value of other venture capital investments and available for sale investments has been determined by reference to other observable market inputs.

An analysis of changes in the carrying value of investments in joint ventures is set out below:

	2012 £m	2011 £m	2010 £m
At January 1	124	136	135
Share of results of joint ventures	24	30	22
Dividends received from joint ventures	(20)	(33)	(24)
Disposals and transfers	(33)	(6)	(1)
Additions	10	1	—
Exchange translation differences	(5)	(4)	4

At December 31	100	124	136

The principal joint ventures at December 31, 2012 are exhibition joint ventures within Exhibitions and Giuffrè (an Italian legal publisher in which Reed Elsevier has a 40% shareholding) within Legal.

Summarised aggregate information in respect of joint ventures and Reed Elsevier’s share is set out below:

	Total joint ventures			Reed Elsevier share
	2012 £m	2011 £m	2010 £m	2012 £m	2011 £m	2010 £m
Revenue	187	254	235	91	128	116
Net profit for the year	45	62	46	24	30	22

Total assets	227	255	264	104	122	122
Total liabilities	(126)	(137)	(132)	(59)	(66)	(62)

Net assets	101	118	132	45	56	60

Goodwill				55	68	76

Total				100	124	136

18.	Property, plant and equipment

	2012			2011			2010
	Land and buildings £m	Fixtures and equipment £m	Total £m	Land and buildings £m	Fixtures and equipment £m	Total £m	Land and buildings £m	Fixtures and equipment £m	Total £m
Cost
At January 1	238	582	820	246	578	824	238	626	864
Acquisitions	—	1	1	—	1	1	—	—	—
Capital expenditure	10	70	80	8	82	90	7	78	85
Disposals/reclassified as held for sale	(21)	(97)	(118)	(16)	(78)	(94)	(5)	(141)	(146)
Exchange translation differences	(9)	(19)	(28)	—	(1)	(1)	6	15	21

At December 31	218	537	755	238	582	820	246	578	824

Accumulated depreciation
At January 1	118	414	532	115	418	533	106	466	572
Disposals/reclassified as held for sale	(5)	(94)	(99)	(6)	(69)	(75)	(5)	(127)	(132)
Charge for the year	8	68	76	9	66	75	12	67	79
Exchange translation differences	(5)	(13)	(18)	—	(1)	(1)	2	12	14

At December 31	116	375	491	118	414	532	115	418	533

Net book amount	102	162	264	120	168	288	131	160	291

No depreciation is provided on freehold land of £39 million (2011: £46 million; 2010: £48 million). The net book amount of property, plant and equipment at December 31, 2012 includes £11 million (2011: £4 million; 2010: £2 million) in respect of assets held under finance leases relating to fixtures and equipment.

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

		Contractual cash flow
At December 31, 2012	Carrying amount £m	Within 1 year £m	1-2 Years £m	2-3 Years £m	3-4 Years £m	4-5 Years £m	More than 5 Years £m	Total £m
Borrowings
Fixed rate borrowings	(3,695)	(803)	(797)	(251)	(530)	(428)	(1,940)	(4,749)
Floating rate borrowings	(197)	(132)	(1)	(63)	—	(1)	(3)	(200)
Derivative financial liabilities
Interest rate derivatives	(2)	(3)	—	—	—	—	(5)	(8)
Cross currency interest rate swaps	—	(166)	(180)	—	—	—	—	(346)
Forward foreign exchange contracts	(9)	(1,382)	(442)	(194)	—	—	—	(2,018)
Derivative financial assets
Interest rate derivatives	47	35	13	12	9	6	—	75
Cross currency interest rate swaps	93	202	243	—	—	—	—	445
Forward foreign exchange contracts	55	1,400	460	202	—	—	—	2,062

Total	(3,708)	(849)	(704)	(294)	(521)	(423)	(1,948)	(4,739)

19.	Financial instruments – (continued)

		Contractual cash flow
At December 31, 2011	Carrying amount £m	Within 1 year £m	1-2 Years £m	2-3 Years £m	3-4 Years £m	4-5 Years £m	More than 5 Years £m	Total £m
Borrowings
Fixed rate borrowings	(3,568)	(553)	(814)	(863)	(248)	(524)	(1,694)	(4,696)
Floating rate borrowings	(714)	(646)	(2)	(2)	(65)	(1)	(5)	(721)
Derivative financial liabilities Interest rate derivatives	(10)	(9)	(3)	—	—	—	—	(12)
Cross currency interest rate swaps	—	(6)	(173)	(189)	—	—	—	(368)
Forward foreign exchange contracts	(59)	(1,019)	(421)	(256)	—	—	—	(1,696)
Derivative financial assets Interest rate derivatives	39	13	27	6	5	5	3	59
Cross currency interest rate swaps	99	14	208	248	—	—	—	470
Forward foreign exchange contracts	11	987	414	252	—	—	—	1,653

Total	(4,202)	(1,219)	(764)	(804)	(308)	(520)	(1,696)	(5,311)

		Contractual cash flow
At December 31, 2010	Carrying amount £m	Within 1 year £m	1-2 Years £m	2-3 Years £m	3-4 Years £m	4-5 Years £m	More than 5 Years £m	Total £m
Borrowings
Fixed rate borrowings	(3,711)	(370)	(558)	(833)	(865)	(246)	(2,210)	(5,082)
Floating rate borrowings	(591)	(383)	(53)	(6)	(99)	(67)	(5)	(613)
Derivative financial liabilities Interest rate derivatives	(25)	(19)	(8)	(2)	—	(1)	(6)	(36)
Cross currency interest rate swaps	—	(5)	(7)	(179)	(190)	—	—	(381)
Forward foreign exchange contracts	(55)	(1,283)	(413)	(154)	(32)	—	—	(1,882)
Derivative financial assets Interest rate derivatives	19	15	10	20	—	—	—	45
Cross currency interest rate swaps	100	14	14	209	248	—	—	485
Forward foreign exchange contracts	15	1,262	401	154	33	—	—	1,850

Total	(4,248)	(769)	(614)	(791)	(905)	(314)	(2,221)	(5,614)

The carrying amount of derivative financial liabilities comprises £7 million (2011: £64 million; 2010: £68 million) in relation to cash flow hedges and £4 million (2011: £5 million; 2010: £12 million) not designated as hedging instruments. The carrying amount of derivative financial assets comprises £124 million (2011: £123 million; 2010: £105 million) in relation to fair value hedges, £46 million (2011: £10 million; 2010: £12 million) in relation to cash flow hedges and £25 million (2011: £16 million; 2010: £17 million) not designated as hedging instruments.

At December 31, 2012, Reed Elsevier had access to a $2,000 million committed bank facility maturing in June 2015, which was undrawn. The bank facility, together with certain of Reed Elsevier’s private placements, are subject to financial covenants typical to Reed Elsevier’s size and financial strength. Reed Elsevier was in compliance with these covenants for the year ended December 31, 2012. Financial covenants are not included in the terms and conditions of any outstanding public bonds.

19.	Financial instruments – (continued)

After taking account of the maturity of committed bank facilities that back short term borrowings at December 31, 2012, and after utilising available cash resources, no borrowings mature within two years (2011: nil; 2010: nil), 27% of borrowings mature in the third year (2011: 44%; 2010: 23%), 23% in the fourth and fifth years (2011: 18%; 2010: 27%), 39% in the sixth to tenth years (2011: 27%; 2010: 39%), and 11% beyond the tenth year (2011: 11%; 2010: 11%).

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

At December 31, 2012, 59% of gross borrowings were either fixed rate or had been fixed through the use of interest rate swaps, forward rate agreements and options. A 100 basis point reduction in interest rates would result in an estimated decrease in net finance costs of £8 million (2011: £5 million; 2010: £3 million), based on the composition of financial instruments including cash, cash equivalents, bank loans and commercial paper borrowings at December 31, 2012. A 100 basis point rise in interest rates would result in an estimated increase in net finance costs of £8 million (2011: £5 million; 2010: £3 million).

The impact on net equity of a theoretical change in interest rates as at December 31, 2012 is restricted to the change in carrying value of floating rate to fixed rate interest rate derivatives in a designated cash flow hedge relationship and undesignated interest rate derivatives. A 100 basis point reduction in interest rates would result in an estimated reduction in net equity of £1 million (2011: £3 million; 2010: £8 million) and a 100 basis point increase in interest rates would increase net equity by an estimated £2 million (2011: £4 million; 2010: £9 million). The impact of a change in interest rates on the carrying value of fixed rate borrowings in a designated fair value hedge relationship would be offset by the change in carrying value of the related interest rate derivative. Fixed rate borrowings not in a designated hedging relationship are carried at amortised cost.

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

A theoretical weakening of all currencies by 10% against sterling at December 31, 2012 would decrease the carrying value of net assets, excluding net borrowings, by £495 million (2011: £525 million; 2010: £508 million). This would be offset to a large degree by a decrease in net borrowings of £286 million (2011: £297 million; 2010: £297 million). A strengthening of all currencies by 10% against sterling at December 31, 2012 would increase the carrying value of net assets, excluding net borrowings, by £495 million (2011: £525 million; 2010: £508 million) and increase net borrowings by £286 million (2011: £297 million; 2010: £297 million).

A retranslation of the combined businesses’ net profit for the year assuming a 10% weakening of all foreign currencies against sterling but excluding transactional exposures would reduce net profit by £80 million (2011: £59 million; 2010: £56 million). A 10% strengthening of all foreign currencies against sterling on this basis would increase net profit for the year by £80 million (2011: £59 million; 2010: £56 million).

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

Reed Elsevier has treasury policies in place which do not allow concentrations of risk with individual counterparties and do not allow significant treasury exposures with counterparties which are rated lower than A-/A3 by Standard & Poor’s, Moody’s and Fitch.

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

Included within trade receivables are the following amounts which are past due but for which no allowance has been made. Past due up to one month £148 million (2011: £212 million; 2010: £241 million); past due two to three months £58 million (2011: £54 million; 2010: £58 million); past due four to six months £14 million (2011: £20 million; 2010: £16 million); and past due greater than six months £1 million (2011: £5 million; 2010: £5 million.). Examples of trade receivables which are past due but for which no allowance has been made include those receivables where there is no concern over the creditworthiness of the customer and where the history of dealings with the customer indicate the amount will be settled.

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

Interest rate derivatives (including cross currency interest rate swaps) with a principal amount of £1,502 million (2011: £1,081 million; 2010: £1,093 million). were in place at December 31, 2012 swapping fixed rate term debt issues denominated in sterling, euros and Swiss francs (CHF) to floating rate sterling, euro and US dollar (USD) debt, respectively, for the whole of their term. Included within this amount are interest rate derivatives with a principal amount of £488 million (2011: nil; 2010: nil) which were de-designated as fair value hedges during the year.

The gains and losses on the borrowings and related derivatives designated as fair value hedges, which are included in the income statement, for the three years ended December 31, 2012 were as follows:

Gains/(losses) on borrowings and related derivatives

	January 1, 2010 £m	Fair value movement gain/(loss) £m	Exchange gain/(loss) £m	December 31, 2010 £m
GBP debt	9	(16)	—	(7)
Related interest rate swaps	(9)	16	—	7

	—	—	—	—

EUR debt	(2)	(10)	—	(12)
Related interest rate swaps	2	10	—	12

	—	—	—	—

CHF debt	(48)	(37)	(1)	(86)
Related CHF to USD cross currency interest rate swaps	48	37	1	86

	—	—	—	—

Total GBP, EUR and CHF debt	(41)	(63)	(1)	(105)
Total related interest rate derivatives	41	63	1	105

Net gain	—	—	—	—

19.	Financial instruments – (continued)

	January 1, 2011 £m	Fair value movement gain/(loss) £m	Exchange gain/(loss) £m	December 31, 2011 £m
GBP debt	(7)	(23)	—	(30)
Related interest rate swaps	7	23	—	30

	—	—	—	—

EUR debt	(12)	3	—	(9)
Related interest rate swaps	12	(3)	—	9

	—	—	—	—

CHF debt	(86)	3	(1)	(84)
Related CHF to USD cross currency interest rate swaps	86	(3)	1	84

	—	—	—	—

Total GBP, EUR and CHF debt	(105)	(17)	(1)	(123)
Total related interest rate derivatives	105	17	1	123

Net gain	—	—	—	—

	January 1, 2012 £m	Fair value movement gain/(loss) £m	De-designated £m	Exchange gain/(loss) £m	December 31, 2012 £m
GBP debt	(30)	(6)	—	—	(36)
Related interest rate swaps	30	6	—	—	36

	—	—	—	—	—

EUR debt	(9)	(8)	9	—	(8)
Related interest rate swaps	9	8	(9)	—	8

	—	—	—	—	—

CHF debt	(84)	—	—	4	(80)
Related CHF to USD cross currency interest rate swaps	84	—	—	(4)	80

	—	—	—	—	—

Total GBP, EUR and CHF debt	(123)	(14)	9	4	(124)
Total related interest rate derivatives	123	14	(9)	(4)	124

Net gain	—	—	—	—	—

All fair value hedges were highly effective throughout the three years ended December 31, 2012.

Gross borrowings as at December 31, 2012 included £37 million (2011: £43 million; 2010: £51 million) in relation to fair value adjustments to borrowings previously designated in a fair value hedge relationship which were de-designated in 2008. The related derivatives were closed out on de-designation with a cash inflow of £62 million. £5 million (2011: £8 million; 2010: £10 million) of these fair value adjustments were amortised in the year as a reduction to finance costs.

Gross borrowings also included £2 million (2011: nil; 2010: nil) in relation to fair value adjustments to borrowings previously designated in a fair value hedging relationship which were de-designated during the year. £7 million (2011: nil; 2010: nil) of these fair value adjustments were amortised in the year as a reduction of finance costs. The related derivatives remained on the balance sheet at December 31, 2012 with a carrying value of £3 million.

Cash flow hedges

Reed Elsevier enters into two types of cash flow hedge:

(1)	Interest rate derivatives which fix the interest expense on a portion of forecast floating rate debt (including commercial paper, short term bank loans and floating rate term debt).

(2)	Foreign exchange derivatives which fix the exchange rate on a portion of future foreign currency subscription revenues forecast by the Scientific, Technical & Medical businesses for up to 50 months.

19.	Financial instruments – (continued)

Movements in the hedge reserve (pre-tax) in 2012, 2011 and 2010, including gains and losses on cash flow hedging instruments, were as follows:

	Interest rate hedges £m	Foreign exchange hedges £m	Total hedge reserve pre-tax £m
Hedge reserve at January 1, 2010: losses deferred	(38)	(51)	(89)
Losses arising in 2010	(15)	(43)	(58)
Amounts recognised in income statement	26	35	61
Exchange translation differences	(2)	—	(2)

Hedge reserve at January 1, 2011: losses deferred	(29)	(59)	(88)
Losses arising in 2011	(3)	(21)	(24)
Amounts recognised in income statement	15	33	48
Exchange translation differences	—	1	1

Hedge reserve at January 1, 2012: losses deferred	(17)	(46)	(63)
(Losses)/gains arising in 2012	(2)	72	70
Amounts recognised in income statement	16	10	26
Exchange translation differences	1	1	2

Hedge reserve at December 31, 2012: (losses)/gains deferred	(2)	37	35

All cash flow hedges were highly effective throughout the three years ended December 31, 2012.

A tax charge of £9 million (2011: £15 million credit; 2010: £21 million credit) in respect of the above gains and losses at December 31, 2012 was also deferred in the hedge reserve.

Of the amounts recognised in the income statement in the year, losses of £10 million (2011: £33 million; 2010: £35 million) were recognised in revenue, and losses of £16 million (2011: £15 million; 2010: £26 million) were recognised in finance costs. A tax credit of £5 million (2011: £11 million; 2010: £15 million) was recognised in relation to these items.

The deferred gains and losses on cash flow hedges at December 31, 2012 are currently expected to be recognised in the income statement in future years as follows:

	Interest rate hedges £m	Foreign exchange hedges £m	Total hedge reserve pre-tax £m
2013	(2)	7	5
2014	—	16	16
2015	—	11	11
2016	—	3	3
2017	—	—	—

(Losses)/gains deferred in hedge reserve at end of year	(2)	37	35

The cash flows for these hedges are expected to occur in line with the recognition of the gain and losses in the income statement, other than in respect of certain forward foreign exchange hedges on subscriptions, where cash flows may be expected to occur in advance of the subscription year.

20.	Deferred tax

	2012 £m	2011 £m	2010 £m
Deferred tax assets	79	212	151
Deferred tax liabilities	(919)	(1,236)	(1,192)

Total	(840)	(1,024)	(1,041)

20.	Deferred tax – (continued)

Movements in deferred tax liabilities and assets (before taking into consideration the offsetting of balances within the same jurisdiction) are summarised as follows:

	Deferred tax liabilities				Deferred tax assets
	Excess of tax allowances over amortisation £m	Acquired intangible assets £m	Pensions assets £m	Other temporary differences £m	Excess of amortisation over tax allowances £m	Tax losses carried forward £m	Pensions liabilities £m	Other temporary differences £m	Total £m
Deferred tax (liability)/asset at January 1, 2010	(216)	(1,007)	(31)	(18)	27	9	122	50	(1,064)
Credit/(charge) to profit	2	100	(7)	1	(14)	4	(40)	—	46
Credit/(charge) to equity	—	—	23	7	—	—	(7)	6	29
Transfers	—	—	—	—	—	—	—	(11)	(11)
Acquisitions	—	(9)	—	—	—	—	—	(9)	(9)
Exchange translation differences	(9)	(28)	—	—	—	—	3	2	(32)

Deferred tax (liability)/asset at January 1, 2011	(223)	(944)	(15)	(10)	13	13	78	47	(1,041)
(Charge)/credit to profit	(6)	131	(10)	(94)	3	32	(3)	24	77
Credit/(charge) to equity	—	—	25	—	—	—	11	6	42
Transfers	—	—	—	—	—	—	—	(17)	(17)
Acquisitions	—	(85)	—	—	—	2	—	5	(78)
Disposals/reclassified as held for sale	—	—	—	1	—	—	—	(1)	—
Exchange translation differences	(2)	(2)	—	(2)	—	1	—	(2)	(7)

Deferred tax (liability)/asset at January 1, 2012	(231)	(900)	—	(105)	16	48	86	62	(1,024)
(Charge)/credit to profit	(5)	85	—	(9)	(3)	(19)	(32)	23	40
(Charge)/credit to equity	—	—	—	(3)	—	—	102	(6)	93
Acquisitions	1	(10)	—	—	(3)	(2)	—	(2)	(16)
Disposals/reclassified as held for sale	2	18	—	7	—	(1)	—	(1)	25
Exchange translation differences	10	35	—	2	(1)	(3)	(3)	2	42
Deferred tax (liability)/asset at December 31, 2012	(223)	(772)	—	(108)	9	23	153	78	(840)

Other deferred tax liabilities includes temporary differences in respect of plant, property and equipment, and capitalized development spend. Other deferred tax assets includes temporary differences in respect of share-based remuneration, provisions and financial instruments.

20.	Deferred tax – (continued)

Deferred tax assets in respect of tax losses and other deductible temporary differences have only been recognized to the extent that it is more likely than not that sufficient taxable profits will be available to allow the asset to be recovered. Accordingly, no deferred tax asset has been recognized in respect of unused trading losses of approximately £129 million (2011: £133 million, 2010: £147 million) carried forward at the year end. The deferred tax asset not recognized in respect of these losses is approximately £34 million (2011: £36 million, 2010: £41 million). Of these unrecognized losses, £47 million (2011: £45 million; 2010: £45 million) will expire if not utilized within 10 years, and £82 million (2011: £88 million; 2010: £102 million) will expire after more than 10 years.

Deferred tax assets of approximately £9 million (2011: £31 million; 2010: £17 million) have not been recognized in respect of tax losses and other temporary differences carried forward of £41 million (2011: £94 million; 2010: £63 million) which can only be used to offset future capital gains.

21.	Inventories and pre-publication costs

	2012 £m	2011 £m	2010 £m
Raw materials	3	6	6
Pre-publication costs	101	115	130
Finished goods	55	69	92

Total	159	190	228

22.	Trade and other receivables

	2012 £m	2011 £m	2010 £m
Trade receivables	1,256	1,361	1,361
Allowance for doubtful debts	(51)	(63)	(73)

	1,205	1,298	1,288
Prepayments and accrued income	175	185	187

Total	1,380	1,483	1,475

Trade receivables are predominantly non-interest bearing and their carrying amounts approximate to their fair value.

Trade receivables are stated net of allowances for bad and doubtful debts. The movements in the provision during the year were as follows:

	2012 £m	2011 £m	2010 £m
At January 1	63	73	80
Charge for the year	13	15	15
Trade receivables written off	(18)	(23)	(22)
Disposals	(6)	(1)	—
Exchange translation differences	(1)	(1)	—

At December 31	51	63	73

23.	Assets and liabilities held for sale

The major classes of assets and liabilities of operations classified as held for sale are as follows:

	2012 £m	2011 £m	2010 £m
Goodwill	134	19	—
Intangible assets	84	7	—
Property, plant and equipment	3	—	—
Deferred tax assets	4	1	—
Inventories	1	1	—
Trade and other receivables	71	16	—

Total assets held for sale	297	44	—

Trade and other payables	69	17	—
Deferred tax liabilities	27	—	—

Total liabilities associated with assets held for sale	96	17	—

24.	Trade and other payables

	2012 £m	2011 £m	2010 £m
Payables and accruals	1,150	1,245	1,276
Deferred income	1,394	1,412	1,308

Total	2,544	2,657	2,584

25.	Borrowings

	2012			2011			2010
	Falling due within 1 year £m	Falling due in more than 1 year £m	Total £m	Falling due within 1 year £m	Falling due in more than 1 year £m	Total £m	Falling due within 1 year £m	Falling due in more than 1 year £m	Total £m
Financial liabilities measured at amortised cost:
Short term bank loans, overdrafts and commercial paper	131	—	131	596	—	596	379	—	379
Finance leases	7	9	16	2	6	8	7	15	22
Other loans	—	1,526	1,526	384	1,466	1,850	130	1,944	2,074
Other loans in fair value hedging relationships	102	1,036	1,138	—	1,204	1,204	—	1,198	1,198
Other loans previously in fair value hedging relationships	490	591	1,081	—	624	624	—	629	629

Total	730	3,162	3,892	982	3,300	4,282	516	3,786	4,302

In 2012, £184 million principal amount of term debt maturing in 2014 and 2019 was exchanged for £191 million principal amount of term debt maturing in 2022 and cash payments of £46 million. The exchange is treated as a debt modification for accounting purposes. The premium arising of £53 million is offset against the carrying amount of the newly issued term debt maturing in 2022 and will be amortised over its life.

The total fair value of financial liabilities measured at amortised cost is £1,996 million (2011: £2,745 million; 2010 £2,796 million). The total fair value of other loans in fair value hedging relationships is £1,177 million (2011: £1,237 million; 2010: £1,279 million). The total fair value of other loans previously in fair value hedging relationships is £1,189 million (2011: £707 million; 2010: £685 million).

25.	Borrowings – (continued)

Other loans include term debt issued by Reed Elsevier Capital Inc., a 100% owned finance subsidiary of Reed Elsevier Group plc. The parent companies have fully and unconditionally guaranteed these securities. No other subsidiary of the parent companies, Reed Elsevier Group plc or Elsevier Reed Finance BV guarantees the securities.

Analysis by year of repayment

	2012				2011				2010
	Short term bank loans, overdrafts and commercial paper £m	Other loans £m	Finance leases £m	Total £m	Short term bank loans, overdrafts and commercial paper £m	Other loans £m	Finance leases £m	Total £m	Short term bank loans, overdrafts and commercial paper £m	Other loans £m	Finance leases £m	Total £m
Within 1 year	131	592	7	730	596	384	2	982	379	130	7	516

Within 1 to 2 years	—	644	6	650	—	618	3	621	—	382	7	389
Within 2 to 3 years	—	178	3	181	—	725	2	727	—	636	8	644
Within 3 to 4 years	—	400	—	400	—	188	1	189	—	825	—	825
Within 4 to 5 years	—	359	—	359	—	401	—	401	—	188	—	188
After 5 years	—	1,572	—	1,572	—	1,362	—	1,362	—	1,740	—	1,740

	—	3,153	9	3,162	—	3,294	6	3,300	—	3,771	15	3,786

Total	131	3,745	16	3,892	596	3,678	8	4,282	379	3,901	22	4,302

Short term bank loans, overdrafts and commercial paper were backed up at December 31, 2012 by a $2,000 million (£1,231 million) committed bank facility maturing in June 2015, which was undrawn.

Analysis by currency

	2012				2011				2010
	Short term bank loans, overdrafts and commercial paper £m	Other loans £m	Finance leases £m	Total £m	Short term bank loans, overdrafts and commercial paper £m	Other loans £m	Finance leases £m	Total £m	Short term bank loans, overdrafts and commercial paper £m	Other loans £m	Finance leases £m	Total £m
US Dollars	25	2,059	16	2,100	485	2,431	8	2,924	225	2,566	22	2,813
£ Sterling	—	736	—	736	—	730	—	730	—	707	—	707
Euro	103	950	—	1,053	91	517	—	608	123	628	—	751
Other currencies	3	—	—	3	20	—	—	20	31	—	—	31

Total	131	3,745	16	3,892	596	3,678	8	4,282	379	3,901	22	4,302

Included in the US dollar amounts for other loans above is £347 million (2011: £363 million; 2010: £364 million) of debt denominated in Swiss francs (CHF 500 million; 2011: CHF 500 million; 2010: CHF 500 million) that was swapped into US dollars on issuance and against which there are related derivative financial instruments, which, as at December 31, 2012, had a fair value of £80 million (2011: £84 million; 2010: £86 million).

26.	Lease arrangements

Finance leases

At December 31, 2012 future finance lease obligations fall due as follows:

	2012 £m	2011 £m	2010 £m
Within one year	7	2	8
In the second to fifth years inclusive	9	6	17

	16	8	25
Less future finance charges	—	—	(3)

Total	16	8	22

Present value of future finance lease obligations payable:
Within one year	7	2	7
In the second to fifth years inclusive	9	6	15

Total	16	8	22

The fair value of the lease obligations approximates to their carrying amount.

Operating leases

Reed Elsevier leases various properties, principally offices and warehouses, which have varying terms and renewal rights that are typical to the territory in which they are located.

At December 31, 2012 outstanding commitments under non-cancellable operating leases fall due as follows:

	2012 £m	2011 £m	2010 £m
Within one year	117	129	128
In the second to fifth years inclusive	309	305	306
After five years	184	206	208

Total	610	640	642

Of the above outstanding commitments, £577 million (2011: £605 million; 2010: £609 million) relate to land and buildings.

Reed Elsevier has a number of properties that are sub leased. The future lease receivables contracted with sub-tenants fall due as follows:

	2012 £m	2011 £m	2010 £m
Within one year	16	21	17
In the second to fifth years inclusive	33	38	25
After five years	17	19	5

Total	66	78	47

27.	Provisions

	2012			2011			2010
	Property £m	Restructuring £m	Total £m	Property £m	Restructuring £m	Total £m	Property £m	Restructuring £m	Total £m
At January 1	109	17	126	105	54	159	89	106	195
Transfer	22	—	22	—	—	—	—	—	—
Charged	62	—	62	16	—	16	36	31	67
Utilised	(24)	(12)	(36)	(12)	(37)	(49)	(22)	(82)	(104)
Exchange translation differences	(5)	—	(5)	—	—	—	2	(1)	1

At December 31	164	5	169	109	17	126	105	54	159

27.	Provisions – (continued)

Property provisions relate to estimated sub lease shortfalls and guarantees given in respect of certain property leases for various periods up to 2024. The charge in 2012 of £62 million (2011: £16 million; 2010: 36 million) predominantly relates to property exposures on disposed businesses.

Provisions as at December 31, 2012 are included within current and non-current liabilities as follows:

	2012 £m	2011 £m	2010 £m
Current liabilities	30	39	71
Non-current liabilities	139	87	88

Total	169	126	159

28.	Contingent liabilities and capital commitments

There are contingent liabilities amounting to £11 million (2011: £15 million; 2010: £18 million) in respect of property lease guarantees.

29.	Combined share capitals

	2012 £m	2011 £m	2010 £m
At January 1	223	224	225
Issue of ordinary shares	1	—	—
Exchange translation differences	(1)	(1)	(1)

At December 31	223	223	224

Combined share capitals exclude the shares of Reed Elsevier NV held by a subsidiary of Reed Elsevier PLC.

Disclosures in respect of share capital are given in note 13 to the Reed Elsevier PLC consolidated financial statements and note 14 to the Reed Elsevier NV consolidated financial statements.

30.	Combined share premiums

	2012 £m	2011 £m	2010 £m
At January 1	2,723	2,754	2,807
Issue of ordinary shares, net of expenses	47	9	11
Exchange translation differences	(43)	(40)	(64)

At December 31	2,727	2,723	2,754

Combined share premiums exclude the share premium in respect of shares of Reed Elsevier NV held by a subsidiary of Reed Elsevier PLC.

31.	Combined shares held in treasury

	Shares held by EBT £m	Shares held by parent companies £m	Total £m
At January 1, 2010	175	523	698
Settlement of share awards	(9)	—	(9)
Exchange translation differences	—	(12)	(12)

At January 1, 2011	166	511	677
Settlement of share awards	(7)	—	(7)
Exchange translation differences	—	(7)	(7)

At January 1, 2012	159	504	663
Repurchase of ordinary shares	—	250	250
Settlement of share awards	(7)	—	(7)
Exchange translation differences	—	(7)	(7)

At December 31, 2012	152	747	899

At December 31, 2012 shares held in treasury related to 13,451,468 (2011: 14,051,025; 2010: 14,654,161) Reed Elsevier PLC ordinary shares and 6,990,101 (2011: 7,380,906; 2010: 7,781,790) Reed Elsevier NV ordinary shares held by the Reed Elsevier Group plc Employee Benefit Trust (“EBT”); and 57,484,915 (2011: 34,196,298; 2010: 34,196,298) Reed Elsevier PLC ordinary shares and 36,613,087 (2011: 23,952,791; 2010: 23,952,791) Reed Elsevier NV ordinary shares held by the respective parent companies.

During 2012 Reed Elsevier repurchased 23,288,616 Reed Elsevier PLC ordinary shares and 12,660,296 Reed Elsevier NV ordinary shares for consideration of £250 million. On December 28, 2012 Reed Elsevier PLC and Reed Elsevier NV announced an irrevocable, non discretionary programme to repurchase further ordinary shares up to the value of £100 million which was completed in February 2013.

The EBT purchases Reed Elsevier PLC and Reed Elsevier NV shares which, at the trustees’ discretion, can be used in respect of the exercise of share options and to meet commitments under conditional share awards.

32.	Translation reserve

	2012 £m	2011 £m	2010 £m
At January 1	88	29	(100)
Exchange differences on translation of foreign operations	(136)	32	94
Exchange translation differences on capital and reserves	25	27	35

At December 31	(23)	88	29

33.	Other combined reserves

	2012			2011	2010
	Hedge reserve £m	Other reserves £m	Total £m	Total £m	Total £m
At January 1	(48)	(151)	(199)	(387)	(502)
Profit attributable to parent companies’ shareholders	—	1,069	1,069	760	642
Dividends paid	—	(521)	(521)	(497)	(483)
Actuarial losses on defined benefit pension schemes	—	(329)	(329)	(113)	(63)
Fair value movements on available for sale investments	—	—	—	(1)	—
Transfer to net profit on disposals of available for sale investments	—	11	11	—	—
Fair value movements on cash flow hedges	70	—	70	(24)	(58)
Tax recognised directly in equity	(19)	107	88	42	29
Increase/(decrease) in share based remuneration reserve	—	31	31	27	(7)
Settlement of share awards	—	(7)	(7)	(7)	(9)
Transfer from cash flow hedge reserve to net profit (net of tax)	21	—	21	37	46
Disposal/(acquisition) of non-controlling interest	—	6	6	(43)	—
Exchange translation differences	2	10	12	7	18

At December 31	26	226	252	(199)	(387)

Other reserves principally comprise retained earnings, the share based remuneration reserve and available for sale investment reserve.

34.	Related party transactions

Transactions between the Reed Elsevier combined businesses have been eliminated within the combined financial statements. Transactions with joint ventures were made on normal market terms of trading and comprise sales of goods and services of £1 million (2011: £1 million; 2010: £1 million).

As at December 31, 2012 amounts owed by joint ventures were £1 million (2011: £3 million; 2010: £2 million) and amounts due from joint ventures were £1 million (2011: nil; 2010: nil). Key management personnel are also related parties and comprise the executive directors of Reed Elsevier PLC and Reed Elsevier NV. Transactions with key management personnel are set out below:

	2012 £m	2011 £m	2010 £m
Salaries and other short term employee benefits	4	3	5
Post employment benefits	—	—	1

Share based remuneration	5	4	(1)

Total	9	7	5

35.	Approval of financial statements

The combined financial statements were approved by the Boards of directors of Reed Elsevier PLC and Reed Elsevier NV on February 27, 2013.

THIS PAGE INTENTIONALLY BLANK

REED ELSEVIER PLC

CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and members of Reed Elsevier PLC:

We have audited the accompanying consolidated statements of financial position of Reed Elsevier PLC and its subsidiaries (the “Company”) as at December 31, 2012, 2011 and 2010, and the related consolidated income statements, and consolidated statements of comprehensive income, cash flows and changes in equity for each of the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Reed Elsevier PLC and its subsidiaries as at December 31, 2012, 2011 and 2010, and the results of their operations and their cash flows for each of the years then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as at December 31, 2012, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 27, 2013 expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/ DELOITTE LLP

London, United Kingdom

February 27, 2013

REED ELSEVIER PLC

CONSOLIDATED INCOME STATEMENT

FOR THE YEAR ENDED DECEMBER 31, 2012

	Note	2012 £m	2011 £m	2010 £m
Administrative expenses	3	(2)	(2)	(2)
Effect of tax credit equalisation on distributed earnings	4	(14)	(13)	(13)
Share of results of joint ventures	12	561	404	342

Operating profit		545	389	327
Finance income	7	1	1	1

Profit before tax		546	390	328
Taxation	8	6	(1)	(1)

Profit attributable to ordinary shareholders		552	389	327

REED ELSEVIER PLC

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

FOR THE YEAR ENDED DECEMBER 31, 2012

	2012 £m	2011 £m	2010 £m
Profit attributable to ordinary shareholders	552	389	327
Share of joint ventures’ other comprehensive (expense)/income for the year	(146)	(14)	25

Total comprehensive income for the year	406	375	352

	Note	2012 pence	2011 pence	2010 pence
Earnings per ordinary share (“EPS”)
Basic earnings per share	10	46.0p	32.4p	27.3p
Diluted earnings per share	10	45.4p	32.1p	27.1p

REED ELSEVIER PLC

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2012

	Note	2012 £m	2011 £m	2010 £m
Cash flows from operating activities
Cash used by operations	11	(2)	(2)	(2)
Interest received		1	1	1
Tax paid		(2)	(1)	(3)

Net cash used in operating activities		(3)	(2)	(4)

Cash flows from investing activities
Dividends received from joint ventures	12	694	600	589
Increase in investment in joint ventures	12	—	—	(596)

Net cash received from/(used in) investing activities		694	600	(7)

Cash flows from financing activities
Equity dividends paid	9	(264)	(248)	(245)
Repurchase of ordinary shares		(143)	—	—
Proceeds on issue of ordinary shares		33	8	9
(Increase)/decrease in net funding balances due from joint ventures	11	(317)	(358)	247

Net cash (used in)/from financing activities		(691)	(598)	11

Movement in cash and cash equivalents		—	—	—

REED ELSEVIER PLC

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

AS AT DECEMBER 31, 2012

	Note	2012 £m	2011 £m	2010 £m
Non-current assets
Investments in joint ventures	12	1,207	1,158	1,037

Total assets		1,207	1,158	1,037

Current liabilities
Taxation		1	9	9

Total liabilities		1	9	9

Net assets		1,206	1,149	1,028

Capital and reserves
Called up share capital	13	181	180	180
Share premium account	14	1,208	1,176	1,168
Shares held in treasury (including in joint ventures)	15	(447)	(308)	(312)
Capital redemption reserve	16	4	4	4
Translation reserve	17	87	159	142
Other reserves	18	173	(62)	(154)

Total equity		1,206	1,149	1,028

REED ELSEVIER PLC

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2012

	Note	Share capital £m	Share premium £m	Shares held in treasury £m	Capital redemption reserve £m	Translation reserve £m	Other reserves £m	Total equity £m
Balance at January 1, 2012		180	1,176	(308)	4	159	(62)	1,149
Total comprehensive income for the year		—	—	—	—	(72)	478	406
Equity dividends paid	9	—	—	—	—	—	(264)	(264)
Issue of ordinary shares, net of expenses		1	32	—	—	—	—	33
Repurchase of ordinary shares		—	—	(143)	—	—	—	(143)
Share of joint ventures’ increase in share based remuneration reserve		—	—	—	—	—	16	16
Share of joint ventures’ settlement of share awards by the employee benefit trust		—	—	4	—	—	(4)	—
Share of joint venture’s disposal of non-controlling interests		—	—	—	—	—	3	3
Equalisation adjustments		—	—	—	—	—	6	6

Balance at December 31, 2012		181	1,208	(447)	4	87	173	1,206

Balance at January 1, 2011		180	1,168	(312)	4	142	(154)	1,028
Total comprehensive income for the year		—	—	—	—	17	358	375
Equity dividends paid	9	—	—	—	—	—	(248)	(248)
Issue of ordinary shares, net of expenses		—	8	—	—	—	—	8
Share of joint ventures’ increase in share based remuneration reserve		—	—	—	—	—	14	14
Share of joint ventures’ settlement of share awards by the employee benefit trust		—	—	4	—	—	(4)	—
Share of joint venture’s acquisitions of non-controlling interests		—	—	—	—	—	(23)	(23)
Equalisation adjustments		—	—	—	—	—	(5)	(5)

Balance at December 31, 2011		180	1,176	(308)	4	159	(62)	1,149

Balance at January 1, 2010		180	1,159	(317)	4	92	(202)	916
Total comprehensive income for the year		—	—	—	—	50	302	352
Equity dividends paid	9	—	—	—	—	—	(245)	(245)
Issue of ordinary shares, net of expenses		—	9	—	—	—	—	9
Share of joint ventures’ increase in share based remuneration reserve		—	—	—	—	—	(4)	(4)
Share of joint ventures’ settlement of share awards by the employee benefit trust		—	—	5	—	—	(5)	—

Balance at December 31, 2010		180	1,168	(312)	4	142	(154)	1,028

REED ELSEVIER PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	Basis of financial statements

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

Basis of preparation

These consolidated financial statements, which have been prepared under the historic cost convention, report the consolidated statements of income, cash flow and financial position of Reed Elsevier PLC, and have been prepared in accordance with accounting policies that are in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and IFRS as adopted by the European Union.

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

Standards, amendments and interpretations not yet effective

Recently issued standards, amendments and interpretations and their impact on future accounting policies and reporting have been considered on pages F16 to F17 of the combined financial statements.

3.	Administrative expenses

Administrative expenses include £877,000 (2011: £799,000; 2010: £742,000) paid in the year to Reed Elsevier Group plc under a contract for the services of directors and administrative support. Reed Elsevier PLC has no employees (2011: nil; 2010: nil).

4.	Effect of tax credit equalisation on distributed earnings

The tax credit equalisation adjustment arises on ordinary dividends paid by Reed Elsevier PLC to its shareholders and reduces the consolidated profit attributable to ordinary shareholders by 47.1% of the total amount of the tax credit, as set out in the accounting policies in note 2.

5.	Auditor’s remuneration

Audit fees payable by Reed Elsevier PLC were £28,000 (2011: £28,000; 2010: £27,000). Further information on the audit and non audit fees paid by the Reed Elsevier combined businesses to Deloitte LLP and its associates is set out in note 5 to the combined financial statements.

6.	Related party transactions

All transactions with joint ventures, which are related parties of Reed Elsevier PLC, are reflected in these financial statements. Key management personnel are also related parties and comprise the executive directors of Reed Elsevier PLC. Transactions with key management personnel are set out in note 34 to the combined financial statements.

7.	Finance income

	2012 £m	2011 £m	2010 £m
Finance income from joint ventures	1	1	1

8.	Taxation

				2012 £m	2011 £m	2010 £m
UK corporation tax (credit)/expense				(6)	1	1

A reconciliation of the notional tax charge based on the applicable rate of tax to the actual total tax expense is set out below.

				2012 £m	2011 £m	2010 £m
Profit before tax				546	390	328

Tax at applicable rate 24.5% (2011: 26.5%; 2010: 28.0%)				134	103	92
Tax at applicable rate on share of results of joint ventures				(137)	(107)	(96)
Other				(3)	5	5

Tax (credit)/expense				(6)	1	1

9. Equity dividends

Ordinary dividends declared in the year	2012 pence	2011 pence	2010 pence	2012 £m	2011 £m	2010 £m
Ordinary shares
Final for prior financial year	15.9p	15.0p	15.0p	191	180	180
Interim for financial year	6.0p	5.65p	5.4p	73	68	65

Total	21.9p	20.65p	20.4p	264	248	245

The directors of Reed Elsevier PLC have proposed a final dividend of 17.0p (2011: 15.9p; 2010: 15.0p). The cost of funding the proposed final dividend is expected to be £202 million. No liability has been recognised at the statement of financial position date.

Ordinary dividends paid and proposed relating to the financial year				2012 pence	2011 pence	2010 pence
Ordinary shares
Interim (paid)				6.0p	5.65p	5.4p
Final (proposed)				17.0p	15.9p	15.0p

Total				23.0p	21.55p	20.4p

10. Earnings per ordinary share (“EPS”)

				2012
				Weighted average number of shares (millions)	Earnings £m	EPS pence
Basic EPS				1,200.6	552	46.0p

Diluted EPS				1,215.1	552	45.4p

				2011
				Weighted average number of shares (millions)	Earnings £m	EPS pence
Basic EPS				1,202.0	389	32.4p

Diluted EPS				1,211.7	389	32.1p

10.	Earnings per ordinary share (“EPS”) – (continued)

	2010
	Weighted average number of shares (millions)	Earnings £m	EPS pence
Basic EPS	1,199.1	327	27.3p

Diluted EPS	1,205.1	327	27.1p

The diluted EPS figures are calculated after taking account of the effect of potential additional ordinary shares arising from share options and conditional shares.

The weighted average number of shares is after deducting shares held in treasury. Movements in the number of shares in issue net of treasury shares for the year ended December 31, 2012 are shown below.

	Year Ended December 31,
	Shares in issue (millions)	Treasury shares (millions)	2012 Shares in issue net of treasury shares (millions)	2011 Shares in issue net of treasury shares (millions)	2010 Shares in issue net of treasury shares (millions)
Number of ordinary shares
At January 1	1,250.9	(48.3)	1,202.6	1,200.4	1,197.7
Issue of ordinary shares	6.7	—	6.7	1.6	2.0
Repurchase of ordinary shares	—	(23.3)	(23.3)	—	—
Net release of shares by the employee benefit trust	—	0.6	0.6	0.6	0.7

At December 31	1,257.6	(71.0)	1,186.6	1,202.6	1200.4

Weighted average number of equivalent ordinary shares during the year			1,200.6	1,202.0	1,199.1

The weighted average number of shares used in the diluted EPS calculations above is after deducting shares held in treasury and is derived as follows:

	2012 (millions)	2011 (millions)	2010 (millions)
Weighted average number of shares — Basic	1,200.6	1,202.0	1,199.1
Weighted average number of dilutive shares under option	14.5	9.7	6.0

Weighted average number of shares — Diluted	1,215.1	1,211.7	1,205.1

11. Statement of cash flows Reconciliation of profit before tax to cash used by operations
	2012 £m	2011 £m	2010 £m
Profit before tax	546	390	328
Effect of tax credit equalisation on distributed earnings	14	13	13
Net finance income	(1)	(1)	(1)
Share of results of joint ventures	(561)	(404)	(342)

Cash used by operations	(2)	(2)	(2)

11.	Statement of cash flows – (continued)

Reconciliation of net funding balances due from joint ventures

				2012 £m	2011 £m	2010 £m
At January 1				632	274	521
Cash flow				317	358	(247)

At December 31				949	632	274

12. Investments in joint ventures

				2012 £m	2011 £m	2010 £m
Share of results of joint ventures				561	404	342
Share of joint ventures’:
Other comprehensive (expense)/income				(146)	(14)	25
Disposal/(acquisition) of non-controlling interests				3	(23)	—
Increase/(decrease) in share based remuneration reserve				16	14	(4)
Equalisation adjustments				(8)	(18)	(13)
Dividends received from joint ventures				(694)	(600)	(589)
Increase in investment in joint ventures				—	—	596
Increase/(decrease) in net funding balances due from joint ventures				317	358	(247)

Net movement in the year				49	121	110
At January 1				1,158	1,037	927

At December 31				1,207	1,158	1,037

        During the year the company received dividends of £394 million from Elsevier Reed Finance BV and £300 million from Reed Elsevier Group plc.

        Summarised information showing total amounts in respect of joint ventures and Reed Elsevier PLC shareholders’ 52.9% share is set out below.

	Total joint ventures			Reed Elsevier PLC shareholders’ share
	2012 £m	2011 £m	2010 £m	2012 £m	2011 £m	2010 £m
Revenue	6,116	6,002	6,055	3,235	3,175	3,203
Net profit for the year	1,074	767	648	561	404	342

12.	Investments in joint ventures – (continued)

Reed Elsevier PLC’s share of joint ventures’ net profit attributable to parent company shareholders for the year excludes the net profit that arose directly in Reed Elsevier PLC of £5 million (2011: £2 million loss; 2010: £2 million loss).

	Total joint ventures			Reed Elsevier PLC shareholders’ share
	2012 £m	2011 £m	2010 £m	2012 £m	2011 £m	2010 £m
Total assets	11,014	11,503	11,158	5,826	6,085	5,903
Total liabilities	(8,700)	(9,306)	(9,188)	(5,568)	(5,559)	(5,140)

Net assets	2,314	2,197	1,970	258	526	763

Attributable to:
Joint ventures	2,280	2,172	1,943	258	526	763
Non-controlling interests	34	25	27	—	—	—

	2,314	2,197	1,970	258	526	763

Funding balances due from joint ventures				949	632	274

Total				1,207	1,158	1,037

The above amounts exclude assets and liabilities held directly by Reed Elsevier PLC and include the counterparty balances of amounts owed to and by other Reed Elsevier businesses. Included within Reed Elsevier PLC’s share of assets and liabilities are cash and cash equivalents of £339 million (2011: £384 million; 2010: £393 million) and borrowings of £2,059 million (2011: £2,265 million; 2010: £2,276 million) respectively.

13.	Share capital

	No. of shares	£m
Authorised
Ordinary shares of 14 51/116p each	1,257,597,977	181
Unclassified shares of 14 51/116p each	787,158,643	113

Total		294

All of the ordinary shares rank equally with respect to voting rights and rights to receive dividends. There are no restrictions on the rights to transfer shares.

Called up share capital — issued and fully paid

	2012		2011		2010
	No. of shares	£m	No. of shares	£m	No. of shares	£m
At January 1	1,250,913,565	180	1,249,286,224	180	1,247,275,833	180
Issue of ordinary shares	6,684,412	1	1,627,341	—	2,010,391	—

At December 31	1,257,597,977	181	1,250,913,565	180	1,249,286,224	180

The issue of ordinary shares relates to the exercise of share options. Details of share option and conditional share schemes are set out in note 8 to the Reed Elsevier combined financial statements.

Details of shares held in treasury are provided in note 15.

14.	Share premium

	2012 £m	2011 £m	2010 £m
At January 1	1,176	1,168	1,159
Issue of ordinary shares, net of expenses	32	8	9

At December 31	1,208	1,176	1,168

15. Shares held in treasury
	2012 £m	2011 £m	2010 £m
At January 1	308	312	317
Repurchase of ordinary shares	143	—	—
Share of joint ventures’ settlement of share awards by the employee benefit trust	(4)	(4)	(5)

At December 31	447	308	312

At December 31, 2012, shares held in treasury related to 13,451,468 (2011: 14,051,025, 2010: 14,654,161) Reed Elsevier PLC ordinary shares held by the Reed Elsevier Group plc Employee Benefit Trust (“EBT”); and 57,484,915 (2011: 34,196,298, 2010: 34,196,298) Reed Elsevier PLC ordinary shares held by the parent company.

The EBT purchases Reed Elsevier PLC shares which, at the Trustees’ discretion, can be used in respect of the exercise of share options and to meet commitments under conditional shares awards. At December 31, 2012, Reed Elsevier PLC shares held by the EBT were £84 million (2011: £88 million; 2010: £92 million).

16.   Capital redemption reserve

	2012 £m	2011 £m	2010 £m
At January 1 and December 31	4	4	4

17. Translation reserve
	2012 £m	2011 £m	2010 £m
At January 1	159	142	92
Share of joint ventures’ exchange differences on translation of foreign operations	(72)	17	50

At December 31	87	159	142

18. Other reserves
	2012 £m	2011 £m	2010 £m
At January 1	(62)	(154)	(202)
Profit attributable to ordinary shareholders	552	389	327
Share of joint ventures’:
Actuarial losses on defined benefit pension schemes	(174)	(60)	(33)
Fair value movements on available for sale investments	—	(1)	—
Transfer to net profit on disposals of available for sale investments	6	—	—
Fair value movements on cash flow hedges	37	(12)	(31)
Tax recognised directly in equity	46	22	15
Increase/(decrease) in share based remuneration reserve	16	14	(4)
Settlement of share awards	(4)	(4)	(5)
Transfer to net profit from cash flow hedge reserve	11	20	24
Disposal/(acquisition) of non-controlling interest	3	(23)	—
Equalisation adjustments	6	(5)	—
Equity dividends paid	(264)	(248)	(245)

At December 31	173	(62)	(154)

19.	Contingent liabilities

There are contingent liabilities in respect of borrowings of joint ventures guaranteed by Reed Elsevier PLC as follows:

	2012 £m	2011 £m	2010 £m
Guaranteed jointly and severally with Reed Elsevier NV	3,595	3,920	3,924

Financial instruments disclosures in respect of the borrowings covered by the above guarantees are given in note 19 to the Reed Elsevier combined financial statements.

20.	Approval of financial statements

The consolidated financial statements were approved by the Board of directors on February 27, 2013.

REED ELSEVIER NV

CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the members of the Supervisory and Executive Boards and the shareholders of Reed Elsevier NV:

We have audited the accompanying consolidated statements of financial position of Reed Elsevier NV and its subsidiaries (the “Company”) as at December 31, 2012, 2011 and 2010, and the related consolidated income statements, and consolidated statements of comprehensive income, cash flows and changes in equity for each of the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements based on our audits.
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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Reed Elsevier NV and its subsidiaries as at December 31, 2012, 2011 and 2010, and the results of their operations and their cash flows for each of the years then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as at December 31, 2012, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 27, 2013 expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/ DELOITTE ACCOUNTANTS B.V.

Amsterdam, The Netherlands

February 27, 2013

REED ELSEVIER NV

CONSOLIDATED INCOME STATEMENT

FOR THE YEAR ENDED DECEMBER 31, 2012

	Note	2012 €m	2011 €m	2010 €m
Administrative expenses	4	(2)	(2)	(2)
Share of results of joint ventures	12	654	420	367

Operating profit		652	418	365
Finance income	7	8	20	14

Profit before tax		660	438	379
Taxation	8	(2)	(1)	(3)

Profit attributable to shareholders		658	437	376

REED ELSEVIER NV

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

FOR THE YEAR ENDED DECEMBER 31, 2012

	2012 €m	2011 €m	2010 €m
Profit attributable to shareholders	658	437	376
Share of joint ventures’ other comprehensive (expense)/income for the year	(137)	20	71

Total comprehensive income for the year	521	457	447

	Note	2012	2011	2010
Earnings per share (“EPS”)
Basic earnings per share	10	€0.90	€0.59	€0.51
Diluted earnings per share	10	€0.89	€0.59	€0.51

REED ELSEVIER NV

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2012

	Note	2012 €m	2011 €m	2010 €m
Cash flows from operating activities
Cash used by operations	11	(5)	(3)	(1)
Interest received		6	20	14
Tax paid		(2)	(5)	(4)

Net cash (used in)/from operating activities		(1)	12	9

Cash flows from investing activities
Dividends received from joint ventures	12	754	—	1,093
Increase in investment in joint ventures	12	—	—	(719)

Net cash from investing activities		754	—	374

Cash flows from financing activities
Equity dividends paid	9	(319)	(289)	(281)
Repurchase of shares		(141)	—	—
Proceeds on issue of ordinary shares		18	2	2
(Increase)/decrease in net funding balances due from joint ventures	11	(313)	275	(104)

Net cash used in financing activities		(755)	(12)	(383)

Net decrease in cash and cash equivalents		(2)	—	—

Cash and cash equivalents at beginning of year		3	3	3

Cash and cash equivalents at end of year		1	3	3

REED ELSEVIER NV

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

AS AT DECEMBER 31, 2012

	Note	2012 €m	2011 €m	2010 €m
Non-current assets
Investments in joint ventures	12	1,455	1,359	1,198
Current assets
Amounts due from joint ventures		4	2	2
Cash and cash equivalents		1	3	3

		5	5	5

Total assets		1,460	1,364	1203

Current liabilities
Payables	13	7	10	11
Taxation		51	51	55

Total liabilities		58	61	66

Net assets		1,402	1,303	1,137

Capital and reserves
Share capital issued	14	54	54	54
Paid-in surplus	15	2,189	2,171	2,169
Shares held in treasury (including in joint ventures)	16	(571)	(432)	(433)
Translation reserve	17	(42)	6	(51)
Other reserves	18	(228)	(496)	(602)

Total equity		1,402	1,303	1,137

REED ELSEVIER NV

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2012

	Note	Share capital €m	Paid-in surplus €m	Shares held in treasury €m	Translation reserve €m	Other reserves €m	Total equity €m
Balance at January 1, 2012		54	2,171	(432)	6	(496)	1,303
Total comprehensive income for the year		—	—	—	(51)	572	521
Equity dividends paid	9	—	—	—	—	(319)	(319)
Issue of ordinary shares, net of expenses		—	18	—	—	—	18
Repurchase of shares		—	—	(141)	—	—	(141)
Share of joint ventures’ increase in share based remuneration reserve		—	—	—	—	19	19
Share of joint ventures’ settlement of share awards by the employee benefit trust		—	—	5	—	(5)	—
Share of joint ventures’ disposal of non-controlling interest		—	—	—	—	4	4
Equalisation adjustments		—	—	—	—	(3)	(3)
Exchange translation difference		—	—	(3)	3	—	—

Balance at December 31, 2012		54	2,189	(571)	(42)	(228)	1,402

Balance at January 1, 2011		54	2,169	(433)	(51)	(602)	1,137
Total comprehensive income for the year		—	—	—	54	403	457
Equity dividends paid	9	—	—	—	—	(289)	(289)
Issue of ordinary shares, net of expenses		—	2	—	—	—	2
Share of joint ventures’ increase in share based remuneration reserve		—	—	—	—	16	16
Share of joint ventures’ settlement of share awards by the employee benefit trust		—	—	4	—	(4)	—
Share of joint ventures’ acquisition of non-controlling interest		—	—	—	—	(25)	(25)
Equalisation adjustments		—	—	—	—	5	5
Exchange translation difference		—	—	(3)	3	—	—

Balance at December 31, 2011		54	2,171	(432)	6	(496)	1,303

Balance at January 1, 2010		53	2,168	(434)	(153)	(664)	970
Total comprehensive income for the year		—	—	—	98	349	447
Equity dividends paid	9	—	—	—	—	(281)	(281)
Issue of ordinary shares, net of expenses		1	1	—	—	—	2
Share of joint ventures’ decrease in share based remuneration reserve		—	—	—	—	(4)	(4)
Share of joint ventures’ settlement of share awards by the employee benefit trust		—	—	5	—	(5)	—
Equalisation adjustments		—	—	—	—	3	3
Exchange translation differences		—	—	(4)	4	—	—

Balance at December 31, 2010		54	2,169	(433)	(51)	(602)	1,137

REED ELSEVIER NV

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	Basis of financial statements

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

Basis of Preparation

These consolidated financial statements, which have been prepared under the historic cost convention, report the consolidated statements of income, cash flow and financial position of Reed Elsevier NV, and have been prepared in accordance with accounting policies that are in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and as adopted by the European Union.

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

Deferred tax is the tax arising on differences between the carrying amounts of assets and liabilities in the financial statements and their corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that, based on current forecasts, it is probable that taxable profits will be available against which deductible temporary differences can be utilised. Deferred tax is not recognised on temporary differences in respect of goodwill that is not deductible for tax purposes.

Deferred tax is calculated using tax rates that have been substantively enacted at the date of the statement of financial position. Full provision is made for deferred tax which would become payable on the distribution of retained profits from foreign subsidiaries, associates or joint ventures.

Movements in deferred tax are charged or credited in the income statement, except when they relate to items charged or credited directly to equity, in which case the deferred tax is also recognised in equity. Deferred tax credits in respect of share based remuneration are recognised in equity to the extent that expected tax deduction exceed the related expense.

Critical judgements and key sources of estimation uncertainty

Critical judgments in the preparation of the combined financial statements are set out on pages F-14 to F-16.

Standards, amendments and interpretations not yet effective

Recently issued standards, amendments and interpretations and their impact on future accounting policies and reporting have been considered on pages F16 to F17 of the combined financial statements.

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

Reed Elsevier NV consolidated profit attributable to shareholders	2012	2011	2010
Reed Elsevier combined businesses net profit attributable to parent company shareholders in pounds sterling	£1,069m	£760m	£642m

Reed Elsevier combined businesses net profit attributable to parent company shareholders translated into euros at year end exchange rates (2012: €1.23 to £1.00; 2011: €1.15 to £1.00; 2010: €1.17 to £1.00)

	€1,315m	€874m	€751m
Reed Elsevier NV’s 50% share of combined net profit attributable to shareholders	€658m	€437m	€376m

3.	Basis of preparation – (continued)

Reed Elsevier NV consolidated total equity	2012	2011	2010
Reed Elsevier combined shareholders’ equity in pounds sterling	£2,280m	£2,172m	£1,943m
Reed Elsevier combined shareholders’ equity in pounds sterling translated into euros at year end exchange rates (2012: €1.23 to £1.00; 2011: €1.15 to £1.00; 2010: €1.17 to £1.00)	€2,804m	€2,606m	€2,273m
Reed Elsevier NV’s 50% share of combined equity	€1,402m	€1,303m	€1,137m

4.	Administrative expenses

Administrative expenses include the gross remuneration for present and former directors of Reed Elsevier NV in respect of services rendered to Reed Elsevier NV and the combined businesses. Fees for members of the Supervisory Board of Reed Elsevier NV of €0.3 million (2011: €0.3 million; 2010: €0.3 million) are included in remuneration. Insofar as remuneration is related to services rendered to Reed Elsevier Group plc group and Elsevier Reed Finance BV group, it is borne by these groups. Reed Elsevier NV has no employees (2011: nil; 2010: nil).

5.	Auditor’s remuneration

Audit fees payable by Reed Elsevier NV were €142,000 (2011: €50,000; 2010: €48,000). Further information on the audit and non audit fees paid by the Reed Elsevier combined businesses to Deloitte Accountants B.V. and its associates is set out in note 5 to the combined financial statements.

6.	Related party transactions

All transactions with joint ventures, which are related parties of Reed Elsevier NV, are reflected in these financial statements. Key management personnel are also related parties and comprise the members of the Executive Board of Reed Elsevier NV. Transactions with key management personnel are set out in note 34 to the combined financial statements.

7.	Finance income

	2012 €m	2011 €m	2010 €m
Finance income from joint ventures	8	20	14

8.	Taxation

A reconciliation of the notional tax charge based on the applicable rate of tax to the actual total tax expense is set out below.

	2012 €m	2011 €m	2010 €m
Profit before tax	660	438	379

Tax at applicable rate 25.0% (2011: 25.0%; 2010: 25.5%)	165	110	97
Tax at applicable rate on share of results of joint ventures	(163)	(105)	(94)
Other	—	(4)	—

Tax expense	2	1	3

9.	Equity dividends

Dividends declared in the year	2012 €	2011 €	2010 €	2012 €m	2011 €m	2010 €m
Ordinary shares
Final for prior financial year	€0.326	€0.303	€0.293	228	212	205
Interim for financial year	€0.130	€0.110	€0.109	91	77	76
R shares	—	—	—	—	—	—

Total	€0.456	€0.413	€0.402	319	289	281

9.	Equity dividends – (continued)

The directors of Reed Elsevier NV have proposed a final dividend of €0.337 (2011: €0.326; 2010: €0.303). The cost of funding the proposed final dividend is expected to be €232 million. No liability has been recognised at the statement of financial position date.

Dividends paid and proposed relating to the financial year	2012 €	2011 €	2010 €
Ordinary shares
Interim (paid)	€0.130	€0.110	€0.109
Final (proposed)	€0.337	€0.326	€0.293
R shares	—	—	—

Total	€0.467	€0.436	€0.402

10.	Earnings per share (“EPS”)

	2012
	Weighted average number of shares (millions)	Earnings €m	EPS €
Basic EPS	734.0	658	€0.90

Diluted EPS	742.1	658	€0.89

	2011
	Weighted average number of shares (millions)	Earnings €m	EPS €
Basic EPS	735.3	437	€0.59

Diluted EPS	740.8	437	€0.59

	2010
	Weighted average number of shares (millions)	Earnings €m	EPS €
Basic EPS	734.5	376	€0.51

Diluted EPS	737.8	376	€0.51

The diluted EPS figures are calculated after taking account of the effect of potential additional ordinary shares arising from share options and conditional shares.

10.	Earnings per share (“EPS”) – (continued)

The weighted average number of shares reflects the equivalent ordinary shares amount taking into account R shares and is after deducting shares held in treasury. Movements in the number of ordinary shares or equivalents for the year ended December 31, 2012 are shown below.

	Year Ended December 31,
	Ordinary shares in issue (millions)	R shares in issue (millions)	Treasury shares (millions)	2012 Ordinary share equivalents net of treasury shares (millions)	2011 Ordinary shares equivalents net of treasury shares (millions)	2010 Ordinary shares equivalents net of treasury shares (millions)
Number of ordinary shares or equivalents
At January 1	724.1	43.0	(31.3)	735.8	735.2	734.5
Issue of ordinary shares	1.9	—	—	1.9	0.2	0.2
Repurchase of ordinary and R shares	—	—	(13.3)	(13.3)	—	—
Net release of shares by the employee benefit trust	—	—	0.4	0.4	0.4	0.5

At December 31	726.0	43.0	(44.2)	724.8	735.8	735.2

Weighted average number of equivalent ordinary shares during the year				734.0	735.3	734.5

The average number of equivalent ordinary shares takes into account the R shares in the company held by a subsidiary of Reed Elsevier PLC, which represents a 5.8% interest in the company’s share capital.

Treasury shares include 62,341 R shares (2011: nil; 2010: nil), equivalent to 623,410 Reed Elsevier NV ordinary shares.

At December 31, 2012 4,240,838 R shares were held by a subsidiary of Reed Elsevier PLC. The R shares are convertible at the election of the holders into ten ordinary shares each and each R share carries an entitlement to cast ten votes. They have otherwise the same rights as the ordinary shares, except that Reed Elsevier NV may pay a lower dividend on the R shares.

The weighted average number of shares used in the calculation of diluted EPS is after deducting shares held in treasury and is derived as follows:

	2012 (millions)	2011 (millions)	2010 (millions)
Weighted average number of shares — Basic	734.0	735.3	734.5
Weighted average number of dilutive shares under options	8.1	5.5	3.3

Weighted average number of shares — Diluted	742.1	740.8	737.8

11.	Statement of cash flows

Reconciliation of profit before tax to cash used by operations

	2012 €m	2011 €m	2010 €m
Profit before tax	660	438	379
Finance income	(8)	(20)	(14)
Share of results of joint ventures	(654)	(420)	(367)
(Decrease)/increase in payables	(3)	(1)	1

Cash used by operations	(5)	(3)	(1)

11.	Statement of cash flows – (continued)

Reconciliation of net funding balances due from joint ventures

	2012 €m	2011 €m	2010 €m
At January 1	1,084	1,359	1,255
Cash flow	313	(275)	104

At December 31	1,397	1,084	1,359

12.	Investments in joint ventures

	2012 €m	2011 €m	2010 €m
Share of results of joint ventures	654	420	367
Share of joint ventures’:
Other comprehensive (expense)/income	(137)	20	71
Disposal/(acquisition) of non-controlling interests	4	(25)	—
Increase/(decrease) in share based remuneration reserve	19	16	(4)
Equalisation adjustments	(3)	5	3
Dividends received from joint ventures	(754)	—	(1,093)
Increase in investment in joint ventures	—	—	719
Increase/(decrease) in net funding balances due from joint ventures	313	(275)	104

Net movement in the year	96	161	167
At January 1	1,359	1,198	1,031

At December 31	1,455	1,359	1,198

During the year the company received dividends of €754 million from Elsevier Reed Finance BV.

Summarised information showing total amounts in respect of joint ventures and Reed Elsevier NV shareholders’ 50% share is set out below:

	Total joint ventures			Reed Elsevier NV shareholders’ share
	2012 €m	2011 €m	2010 €m	2012 €m	2011 €m	2010 €m
Revenue	7,523	6,902	7,084	3,762	3,451	3,542
Net profit for the year	1,321	882	758	654	420	367

Reed Elsevier NV’s share of joint ventures’ net profit attributable to parent company shareholders for the year excludes the net profit that arose directly in Reed Elsevier NV of €4 million (2011: €17 million; 2010: €9 million).

	Total joint ventures			Reed Elsevier NV shareholders’ share
	2012 €m	2011 €m	2010 €m	2012 €m	2011 €m	2010 €m
Total assets	13,547	13,804	13,055	6,773	6,897	6,523
Total liabilities	(10,701)	(11,168)	(10,750)	(6,715)	(6,622)	(6,684)

Net assets/(liabilities)	2,846	2,636	2,305	58	275	(161)

Attributable to:
Joint ventures	2,804	2,606	2,273	58	275	(161)
Non-controlling interests	42	30	32	—	—	—

	2,846	2,636	2,305	58	275	(161)

Net funding balances due from joint ventures				1,397	1,084	1,359

Total				1,455	1,359	1,198

12.	Investments in joint ventures – (continued)

The above amounts exclude assets and liabilities held directly by Reed Elsevier NV and include the counterparty balances of amounts owed to and by other Reed Elsevier businesses. Included within Reed Elsevier NV’s share of assets and liabilities are cash and cash equivalents of €393 million (2011: €433 million; 2010: €431 million) and borrowings of €2,386 million (2011: €2,561 million; 2010: €2,508 million) respectively.

13.	Payables

Included within payables are employee convertible debenture loans of €7 million (2011: €8 million; 2010: €9 million) with a weighted average interest rate of 2.65% (2011: 3.13%; 2010: 3.30%). Depending on the conversion terms, the surrender of €200 par value debenture loans qualifies for 50 Reed Elsevier NV ordinary shares.

14.	Share capital

Authorised

	No. of shares	€m
Ordinary shares of €0.07 each	1,800,000,000	126
R shares of €0.70 each	26,000,000	18

Total		144

Issued and fully paid

	R shares Number	Ordinary shares Number	R shares €m	Ordinary shares €m	Total €m
At January 1, 2010	4,303,179	723,692,901	3	50	53
Issue of ordinary shares	—	184,116	—	1	1

At January 1, 2011	4,303,179	723,877,017	3	51	54
Issue of ordinary shares	—	200,738	—	—	—

At January 1, 2012	4,303,179	724,077,755	3	51	54
Issue of ordinary shares	—	1,906,470	—	—	—

At December 31, 2012	4,303,179	725,984,225	3	51	54

The issue of shares relates to the exercise of share options. Details of share option and conditional share schemes are set out in note 8 to the Reed Elsevier combined financial statements.

Details of shares held in treasury are provided in note 16.

At December 31, 2012 4,240,838 R shares were held by a subsidiary of Reed Elsevier PLC. The R shares are convertible at the election of the holders into ten ordinary shares each and each R share carries an entitlement to cast ten votes. They have otherwise the same rights as the ordinary shares, except that Reed Elsevier NV may pay a lower dividend on the R shares.

15.	Paid-in surplus

	2012 €m	2011 €m	2010 €m
At January 1	2,171	2,169	2,168
Issue of ordinary shares	18	2	1

At December 31	2,189	2,171	2,169

Within paid-in surplus, an amount of €2,012 million (2011: €1,994 million; 2010: €1,992 million) is free of tax.

16.	Shares held in treasury

	2012 €m	2011 €m	2010 €m
At January 1	432	433	434
Repurchase of ordinary and R shares	141	—	—
Share of joint ventures’ settlement of share awards by the employee benefit trust	(5)	(4)	(5)
Exchange translation differences	3	3	4

At December 31	571	432	433

16.	Shares held in treasury – (continued)

At December 31, 2012, shares held in treasury related to 6,990,101 (2011: 7,380,906; 2010: 7,781,790) Reed Elsevier NV ordinary shares held by the Reed Elsevier Group plc Employee Benefit Trust (“EBT”); and 36,613,087 (2011: 23,952,791; 2010: 23,952,791) Reed Elsevier NV ordinary shares and 62,341 R shares (2011: nil; 2010: nil) held by the parent company.

The EBT purchases Reed Elsevier NV shares which, at the trustees’ discretion, can be used in respect of the exercise of share options and to meet commitments under conditional share awards. At December 31, 2012, Reed Elsevier NV shares held by the EBT were €84 million (2011: €85 million; 2010: €87 million).

17.	Translation reserve

	2012 €m	2011 €m	2010 €m
At January 1	6	(51)	(153)
Share of joint ventures’ exchange differences on translation of foreign operations	(51)	54	98
Exchange translation differences on capital and reserves	3	3	4

At December 31	(42)	6	(51)

18.	Other reserves

	2012 €m	2011 €m	2010 €m
At January 1	(496)	(602)	(664)
Profit attributable to shareholders	658	437	376
Share of joint ventures’:
Actuarial losses on defined benefit pension schemes	(203)	(65)	(37)
Fair value movements on available for sale investments	—	(1)	—
Transfer to net profit on disposal of available for sale investments	7	—	—
Fair value movements on cash flow hedges	43	(14)	(34)
Tax recognised directly in equity	54	24	17
Increase/(decrease) in share based remuneration reserve	19	16	(4)
Settlement of share awards	(5)	(4)	(5)
Transfer to net profit from cash flow hedge reserve	13	22	27
Disposal/(acquisition) of non-controlling interests	4	(25)	—
Equalisation adjustments	(3)	5	3
Equity dividends paid	(319)	(289)	(281)

At December 31	(228)	(496)	(602)

19.	Contingent liabilities

There are contingent liabilities in respect of borrowings of joint ventures guaranteed by Reed Elsevier NV as follows:

	2012 €m	2011 €m	2010 €m
Guaranteed jointly and severally with Reed Elsevier PLC	4,422	4,704	4,591

Financial instruments disclosures in respect of the borrowings covered by the above guarantees are given in note 19 to the Reed Elsevier combined financial statements.

20.	Approval of financial statements

The consolidated financial statements were approved by the Combined Board of directors on February 27, 2013.

THIS PAGE INTENTIONALLY BLANK

GLOSSARY OF TERMS

Terms used in Annual Report on Form 20-F	US equivalent or brief description

Accruals	Accrued expenses

Adjusted operating cash flow	Cash generated from operations plus dividends from joint ventures less net capital expenditure on property, plant and equipment and internally developed intangible assets, and excluding payments in relation to exceptional restructuring and acquisition related costs

Adjusted operating margin	Adjusted operating profit expressed as a percentage of revenue. This is a key financial measure used by management to evaluate performance and allocate resources

Adjusted operating profit	Operating profit before amortisation of acquired intangible assets, exceptional restructuring and acquisition related costs, the share of profit on disposals in joint ventures, and grossed up to exclude the equity share of taxes in joint ventures. This is a key financial measure used by management to evaluate performance and allocate resources and is presented in accordance with IFRS8-Operating Segments

Allotted	Issued

Associate	An entity in which Reed Elsevier has a participating interest and, in the opinion of the directors, can exercise significant influence on its management

Bank borrowings	Payable to banks

Called up share capital	Issued share capital

Capital and reserves	Shareholders’ equity

Cash flow conversion	Adjusted operating cash flow expressed as a percentage of adjusted operating profit

Combined businesses	Reed Elsevier PLC, Reed Elsevier NV, Reed Elsevier Group plc and Elsevier Reed Finance BV and their respective subsidiaries, associates and joint ventures

Current instalments of loans	Long term debt due within one year

Effective tax rate on adjusted operating profit	Tax rate excluding movements on deferred tax balances not expected to crystallise in the near term, more closely aligning with cash taxes payable, and includes the benefit of deductible tax amortisation on acquired goodwill and intangible assets

EPS	Earnings per ordinary share

Finance lease	Capital lease

Free cash flow	Operating cash flow excluding the effects of interest, tax and dividends

Invested capital	Average capital employed in the year expressed at the average exchange rates for the year. Capital employed represents the net assets of the business before borrowings and derivative financial instruments and current and deferred taxes, after adding back the cumulative amortisation and impairment of acquired intangible assets and goodwill and deducting from goodwill the gross up in respect of deferred tax liabilities recognised on acquisition of intangible assets

Investments	Non-current investments

Freehold	Ownership with absolute rights in perpetuity

Interest receivable	Interest income

Interest payable	Interest expense

Net borrowings	Gross borrowings, less related derivative financial instrument assets and cash and cash equivalents

Net cash acquired	Cash less debt acquired with a business

Operating costs	Cost of sales plus selling and distribution costs plus administration and other expenses

Prepayments	Prepaid expenses

Profit	Income

Profit attributable	Net income

Reed Elsevier	Reed Elsevier PLC, Reed Elsevier NV, Reed Elsevier Group plc and Elsevier Reed Finance BV and their respective subsidiaries, associates and joint ventures

Share based remuneration	Stock based compensation

Shareholders’ equity	Shareholders’ funds

Share premium account	Premiums paid in excess of par value of ordinary shares

Return on invested capital	Post tax adjusted operating profit expressed as a percentage of average capital employed. This is a key financial measure used by management

Revenue	Sales

Underlying growth	The year on year growth calculated excluding the effects of acquisitions, disposals and the impact of currency translation. This is a key financial measure as it provides an assessment of year on year organic growth without distortion for part year contributions and the impact of changes in foreign exchange rates

ITEM 19: EXHIBITS

Exhibits filed as part of this annual report

1.1	Articles of Association of Reed Elsevier PLC (incorporated by reference from Exhibit 4.1 to the Registration Statement on Form S-8 (File No. 333-167058) filed with the SEC on May 25, 2010)
1.2	Articles of Association of Reed Elsevier NV (incorporated by reference from Exhibit 1.2 to the 2009 Annual Report on Form 20-F filed with the SEC on March 18, 2010)
1.3	Governing Agreement, (as amended on February 14, 2012) between Reed Elsevier PLC and Reed Elsevier NV
1.4	RHBV Agreement, dated December 23, 1992 among Elsevier NV and Reed Holding B.V. (incorporated by reference from Exhibit 1.4 to the 2002 Annual Report on Form 20-F filed with the SEC on March 10, 2003)
2.1	Deposit Agreement, dated as of October 27, 2003 among Reed Elsevier PLC, The Bank of New York and all holders from time to time of American Depositary Receipts (incorporated by reference from Exhibit(a)(1) to Amendment No. 1 to the Registration Statement on Form F-6 (File No. 333-109805) filed by Reed Elsevier PLC with the SEC on October 17, 2003)
2.2	Deposit Agreement, dated as of October 27, 2003 among Reed Elsevier NV, The Bank of New York and all holders from time to time of American Depositary Receipts (incorporated by reference from Exhibit(a)(1) to Amendment No. 1 to the Registration Statement on Form F-6 (File No. 333-109805) filed by Reed Elsevier NV with the SEC on October 17, 2003)
4.1	Reed Elsevier Group plc Share Option Scheme (incorporated by reference from Exhibit 4.3 to the 2003 Annual Report on Form 20-F filed with the SEC on March 15, 2004)
4.2	Reed Elsevier Group plc Long Term Incentive Share Option Scheme (incorporated by reference from Exhibit 4.3 to the 2003 Annual Report on Form 20-F filed with the SEC on March 15, 2004)
4.3	Reed Elsevier Group plc Bonus Investment Plan (incorporated by reference from Exhibit 4.3 to the 2003 Annual Report on Form 20-F filed with the SEC on March 15, 2004)
4.4	Reed Elsevier Group plc Bonus Investment Plan (2002) (incorporated by reference from Exhibit 4.3 to the 2003 Annual Report on Form 20-F filed with the SEC on March 15, 2004)
4.5	Reed Elsevier Group plc Executive Share Option Schemes (No. 2) (incorporated by reference from Exhibit 4.3 to the 2003 Annual Report on Form 20-F filed with the SEC on March 15, 2004)
4.6	Reed Elsevier Group plc Executive UK and Overseas Share Option Schemes (incorporated by reference from Exhibit 10.9 to the 2000 Form F-3 Registration Statement) (File No. 333-12926)
4.7	Reed Elsevier Group plc Retention Share Plan (as amended on March 13, 2006) (incorporated by reference from exhibit 4.9 on the 2006 Annual Report on Form 20-F filed with the SEC on March 22, 2007)
4.8	Reed Elsevier US Salary Investment Plan (incorporated by reference from Exhibit 4.10 to the Registration Statement on Form S-8 (File No. 333-13666) filed with the SEC on October 2, 2000)
4.9	Reed Elsevier Group plc Long Term Incentive Share Option Scheme (as restated for awards granted on or after April 19, 2006) (incorporated by reference from exhibit 4.11 to the 2006 Annual Report on Form 20-F filed with the SEC on March 22, 2007)
4.10	Reed Elsevier Group plc Bonus Investment Plan 2010 (incorporated by reference from Exhibit 4.3 to the Registration Statement on Form S-8 (File No. 333-167058) filed with the SEC on May 25, 2010)
4.11	Reed Elsevier Group plc Growth Plan (incorporated by reference from Exhibit 4.4 to the Registration Statement on Form S-8 (File No. 333-167058) filed with the SEC on May 25, 2010)
4.12	Reed Elsevier Group plc LexisNexis Risk & Information Analytics Group Long Term Incentive Plan (incorporated by reference from Exhibit 4.5 to the Registration Statement on Form S-8 (File No. 333-167058) filed with the SEC on May 25, 2010)
4.13	Reed Elsevier Group plc Long Term Incentive Plan 2010 (incorporated by reference from Exhibit 4.6 to the Registration Statement on Form S-8 filed (File No. 333-167058) with the SEC on May 25, 2010)
4.14	Service Agreement between Reed Elsevier Group plc and Erik Engstrom (dated March 14, 2011)
4.15	Service Agreement between Reed Elsevier Group plc and Duncan Palmer (dated August 15, 2012)
4.16	Letter between Reed Elsevier Group plc and Duncan Palmer (dated August 15, 2012)
8.0	List of significant subsidiaries, associates, joint ventures and business units
12.1	Certification Pursuant to Section 302 of Sarbanes-Oxley Act of 2002, by the Chief Executive Officer of Reed Elsevier PLC
12.2	Certification Pursuant to Section 302 of Sarbanes-Oxley Act of 2002, by the Chief Financial Officer of Reed Elsevier PLC

12.3	Certification Pursuant to Section 302 of Sarbanes-Oxley Act of 2002, by the Chief Executive Officer of Reed Elsevier NV
12.4	Certification Pursuant to Section 302 of Sarbanes-Oxley Act of 2002, by the Chief Financial Officer of Reed Elsevier NV
13.1	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, by the Chief Executive Officer of Reed Elsevier PLC
13.2	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, by the Chief Financial Officer of Reed Elsevier PLC
13.3	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, by the Chief Executive Officer of Reed Elsevier NV
13.4	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, by the Chief Financial Officer of Reed Elsevier NV
15.1	Independent Registered Public Accounting Firm’s Consent — Reed Elsevier Combined Financial Statements
15.2	Independent Registered Public Accounting Firm’s Consent — Reed Elsevier PLC Consolidated Financial Statements
15.3	Independent Registered Public Accounting Firm’s Consent — Reed Elsevier NV Consolidated Financial Statements

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

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, each of the Registrants certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorised, on March 12, 2013.

REED ELSEVIER PLC Registrant	REED ELSEVIER NV Registrant

By: /s/ E ENGSTROM E Engstrom Chief Executive Officer	By: /s/ E ENGSTROM E Engstrom Chairman of the Executive Board & Chief Executive Officer

By: /s/ D J PALMER D J Palmer Chief Financial Officer	By: /s/ D J PALMER D J Palmer Member, Executive Board & Chief Financial Officer

Dated: March 12, 2013	Dated: March 12, 2013