Form 20-F
period 2013-12-31
REED ELSEVIER PLC; REED ELSEVIER NV
filed 2014-03-11
CIK 929869, 929872

As filed with the Securities and Exchange Commission on March 11, 2014

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

Or

☑	ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

Or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Or

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission file number: 1-3334	Commission file number: 1-13688

REED ELSEVIER PLC	REED ELSEVIER NV
(Exact name of Registrant as specified in its charter)	(Exact name of Registrant as specified in its charter)
England	The Netherlands
(Jurisdiction of incorporation or organisation)	(Jurisdiction of incorporation or organisation)
1-3 Strand, London, WC2N 5JR, England	Radarweg 29, 1043 NX, Amsterdam, The Netherlands
(Address of principal executive offices)	(Address of principal executive offices)
Henry Udow	Jans van der Woude
Company Secretary	Company Secretary
Reed Elsevier PLC	Reed Elsevier NV
1-3 Strand, London, WC2N 5JR, England	Radarweg 29, 1043 NX, Amsterdam, The Netherlands
011 44 20 7166 5500	011 31 20 485 2222
henry.udow@reedelsevier.com	j.vanderwoude@reedelsevier.com
(Name, telephone, e-mail and/or facsimile number and address of Company Contact Person)	(Name, telephone, e-mail and/or facsimile number and address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of exchange on which registered
Reed Elsevier PLC:
American Depositary Shares (each representing four Reed Elsevier PLC ordinary shares)	New York Stock Exchange
Ordinary shares of 14 51/116p each (the “Reed Elsevier PLC ordinary shares”)	New York Stock Exchange*
Reed Elsevier NV:
American Depositary Shares (each representing two Reed Elsevier NV ordinary shares)	New York Stock Exchange
Ordinary shares of €0.07 each (the “Reed Elsevier NV ordinary shares”)	New York Stock Exchange*

*	Listed, not for trading, but only in connection with the listing of the applicable Registrant’s American Depositary Shares issued in respect thereof.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuers’ classes of capital or common stock as of December 31, 2013:

Reed Elsevier PLC:	Number of outstanding shares
Ordinary shares of 14 51/116p each	1,267,036,696
Reed Elsevier NV:
Ordinary shares of €0.07 each	734,149,956
R shares of €0.70 each (held by a subsidiary of Reed Elsevier PLC)	4,303,179

Indicate by check mark if the registrants are well-known seasoned issuers, as defined in Rule 405 of the Securities Act.

Yes                ☑                 No                ☐

If this report is an annual or transition report, indicate by check mark if the registrants are not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes                ☐                No                ☑

Indicate by check mark whether the registrants (1) have filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) have been subject to such filing requirements for the past 90 days.

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

☐     US GAAP            ☑    International Financial Reporting Standards as issued by the International Accounting Standards Board            ☐    Other

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrants have elected to follow:

Item  17        ☐                     Item 18        ☐

If this is an annual report, indicate by check mark whether the registrants are shell companies (as defined in Rule 12b-2 of the Exchange Act).

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

Statements regarding our competitive position included herein were obtained from internal surveys, market research, publicly available information and industry publications. While we believe that the market research, publicly available information and industry publications we use are reliable, we have not independently verified market and industry data from third-party sources. Moreover, while we believe our internal surveys are reliable, they have not been verified by any independent source.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This document contains or incorporates by reference a number of forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended, with respect to:

—	financial condition;

—	results of operations;

—	competitive positions;

—	the features and functions of and markets for the products and services we offer; and

—	our business plans and strategies.

We consider any statements that are not historical facts to be “forward-looking statements”. These statements are based on the current expectations of the management of our businesses and are subject to risks and uncertainties that could cause actual results or outcomes to differ from those expressed in any forward-looking statement. These differences could be material; therefore, you should evaluate forward-looking statements in light of various important factors, including those set forth or incorporated by reference in this document.

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

The terms “estimate”, “project”, “plan”, “intend”, “expect”, “should be”, “will be”, “believe” and similar expressions identify forward-looking statements. These forward-looking statements are found at various places throughout this annual report and the other documents incorporated by reference in this annual report.

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

The combined financial statements are prepared in accordance with accounting policies that are in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and as adopted by the European Union (“EU”). The selected financial data for Reed Elsevier (in £) as at and for the years ended December 31, 2013, 2012 and 2011 set out below has been extracted or derived from the audited combined financial statements, included herein. The selected financial data for Reed Elsevier as at and for the years ended December 31, 2010 and 2009 set out below has been extracted or derived from our audited financial statements, which are not included herein, retrospectively restated for the adoption of International Accounting Standard (“IAS”) 19 Employee Benefits (revised).

Combined Income Statement Data(1)

	For the year ended December 31,
	2013(2)	2013	2012 Restated	2011 Restated	2010 Restated	2009 Restated
	(in millions)
Amounts in accordance with IFRS:
Revenue	$10,018	£6,035	£6,116	£6,002	£6,055	£6,071
Operating profit(3)	2,284	1,376	1,333	1,171	1,064	781
Net finance costs	(325)	(196)	(227)	(244)	(289)	(310)
Disposals and other non operating items(4)	26	16	45	(22)	(46)	(61)
Profit before tax	1,985	1,196	1,151	905	729	410
Tax expense(5)	(134)	(81)	(102)	(167)	(132)	(48)
Net profit for the year	1,851	1,115	1,049	738	597	362
Net profit for the year attributable to non-controlling interests	(8)	(5)	(5)	(7)	(6)	(4)
Net profit attributable to parent companies’ shareholders	1,843	1,110	1,044	731	591	358

Combined Statement of Financial Position Data(1)

	As at December 31,
	2013(2)	2013	2012	2011	2010	2009
	(in millions)
Amounts in accordance with IFRS:
Total assets	$17,422	£10,495	£11,014	£11,503	£11,158	£11,334
Long term borrowings	(4,371)	(2,633)	(3,162)	(3,300)	(3,786)	(4,028)
Net assets	4,022	2,423	2,314	2,197	1,970	1,759
Non-controlling interests	(55)	(33)	(34)	(25)	(27)	(27)
Combined shareholders’ equity	3,967	2,390	2,280	2,172	1,943	1,732

(1)	The combined financial statements are prepared in accordance with accounting policies that are in conformity with IFRS as issued by the IASB and as adopted by the EU. The figures for 2010 and 2009 have been extracted or derived from the combined financial statements for the years ended December 31, 2010 and 2009, not included herein. Comparative financial information has been restated following the adoption of IAS19 Employee Benefits (revised), see note 2 to the combined financial information on page F-16.

(2)	Noon buying rates as at December 31, 2013 have been used to provide a convenience translation into US dollars, see “— Exchange Rates” on page 7. At December 31, 2013 the noon buying rate was $1.66 per £1.00. This compares to the average exchange rate for the year ended December 31, 2013 of $1.56 to £1.00 applied in the translation of the combined income statement for the year.

(3)

Operating profit is stated after charging £318 million in respect of amortisation of acquired intangible assets (2012: £329 million; 2011: £359 million; 2010: £349 million; 2009: £368 million); nil in respect of impairment of acquired intangible assets and goodwill (2012: nil;

2011: nil; 2010: nil; 2009: £177 million); nil in respect of exceptional restructuring costs (2012: nil; 2011: nil; 2010: £57 million; 2009: £182 million); £43 million in respect of acquisition related costs (2012: £21 million; 2011: £52 million; 2010: £50 million; 2009: £48 million); nil in respect of the share of joint ventures’ profit on disposals (2012: nil; 2011: £1 million credit; 2010: nil; 2009: nil) and £12 million in respect of taxation in joint ventures (2012: £5 million; 2011: £11 million; 2010: £9 million; 2009: £8 million). Impairment charges in 2009 relate principally to Business Information. Exceptional restructuring costs in 2010 relate only to the restructuring of the Business Information business and in 2009 relate to the exceptional restructuring programmes across Reed Elsevier.

(4)	Disposals and other non operating items comprise an £11 million gain on disposal of businesses and assets held for sale (2012: £86 million gain; 2011: £12 million loss; 2010: £32 million loss; 2009: £49 million loss), a charge of nil to property provisions on disposed businesses (2012: £60 million; 2011: £16 million; 2010: £22 million; 2009: £20 million), and a £5 million gain relating to the revaluation of held for trading investments (2012: £19 million; 2011: £6 million; 2010: £8 million; 2009: £8 million).

(5)	Tax expense in 2013 includes a deferred tax credit of £221 million (2012: nil; 2011: nil; 2010: nil; 2009: nil) arising on the alignment of certain business assets with their global management structure and an exceptional prior year tax credit of nil (2012: £96 million; 2011: nil; 2010: nil; 2009: nil) relating to the resolution of a number of significant prior year tax matters.

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

The consolidated financial statements are prepared in accordance with accounting policies that are in conformity with IFRS as issued by the IASB and as adopted by the EU. The selected financial data for Reed Elsevier PLC (in £) as at and for the years ended December 31, 2013, 2012 and 2011 set out below has been extracted or derived from the audited consolidated financial statements, included herein. The selected financial data for Reed Elsevier PLC as at and for the years ended December 31, 2010 and 2009 set out below has been extracted or derived from our audited financial statements, which are not included herein, retrospectively restated for the adoption of IAS19 Employee Benefits (revised).

	For the year ended December 31,
	2013(3)		2013		2012 Restated		2011 Restated		2010 Restated		2009 Restated
	(in millions, except per share amounts)
Amounts in accordance with IFRS:(1)
Profit before tax(2)	$956		£576		££532		£375		£301		£184
Tax (expense)/credit	(6)		(4)		6		(1)		(1)		(6)
Profit attributable to ordinary shareholders	950		572		538		374		300		178
Earnings per Reed Elsevier PLC ordinary share from total operations of the combined businesses	81.0	¢	48.8	p	44.8	p	31.1	p	25.0	p	15.7	p
Diluted earnings per Reed Elsevier PLC ordinary share from total operations of the combined businesses	80.0	¢	48.2	p	44.3	p	30.9	p	24.9	p	15.6	p
Dividends per Reed Elsevier PLC ordinary share(4)	39.3	¢	23.65	p	21.9	p	20.65	p	20.4	p	20.4	p
Total assets	$2,102		£1,266		£1,207		£1,158		£1,037		£927
Total equity/Net assets	2,098		1,264		1,206		1,149		1,028		916
Weighted average number of shares(5)	1,172.2		1,172.2		1,200.6		1,202.0		1,199.1		1,131.4

(1)	The consolidated financial statements of Reed Elsevier PLC are prepared in accordance with accounting policies that are in conformity with IFRS as issued by the IASB and as adopted by the EU. The figures for 2010 and 2009 have been extracted or derived from the consolidated financial statements for the years ended December 31, 2010 and 2009, not included herein. Comparative financial information has been restated following the adoption of IAS19 Employee Benefits (revised), see note 2 to the combined financial information on page F-16.

(2)	Profit before tax includes Reed Elsevier PLC’s share of the post-tax earnings of joint ventures, being the operations of the Reed Elsevier combined businesses.

(3)	Noon buying rates as at December 31, 2013 have been used to provide a convenience translation into US dollars, see “— Exchange Rates” on page 7. At December 31, 2013 the noon buying rate was $1.66 per £1.00. This compares to the average exchange rate for the year ended December 31, 2013 of $1.56 to £1.00 applied in the translation of the combined income statement for the year.

(4)	The amount of dividends per Reed Elsevier PLC ordinary share shown excludes the UK tax credit available to certain Reed Elsevier PLC shareholders; see “Item 10: Additional Information — Taxation — UK Taxation — Dividends”.

Dividends paid in the year, in amounts per ordinary share, comprise a 2012 final dividend of 17.0p and 2013 interim dividend of 6.65p giving a total of 23.65p. The directors of Reed Elsevier PLC have proposed a 2013 final dividend of 17.95p (2012: 17.0p; 2011: 15.9p; 2010: 15.0p; 2009: 15.0p), giving a total ordinary dividend in respect of the financial year of 24.60p (2012: 23.0p; 2011: 21.55p; 2010: 20.4p; 2009: 20.4p).

Dividends per Reed Elsevier PLC ordinary share in respect of the financial year ended December 31, 2013 translated into cents at the noon buying rate on December 31, 2013 were 40.8 cents. See “— Exchange Rates” on page 7.

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

During 2013, Reed Elsevier PLC repurchased 41,961,920 Reed Elsevier PLC ordinary shares. These shares are held in treasury.

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

The consolidated financial statements are prepared in accordance with accounting policies that are in conformity with IFRS as issued by the IASB and as adopted by the EU. The selected financial data for Reed Elsevier NV (in €) as at and for the years ended December 31, 2013, 2012 and 2011 set out below has been extracted or derived from the audited consolidated financial statements, included herein. The selected financial data for Reed Elsevier NV as at and for the years ended December 31, 2010 and 2009 set out below has been extracted or derived from our audited financial statements, which are not included herein, retrospectively restated for the adoption of IAS19 Employee Benefits (revised).

	For the year ended December 31,
	2013(3)	2013	2012 Restated	2011 Restated	2010 Restated	2009 Restated
	(in millions, except per share amounts)
Amounts in accordance with IFRS:(1)
Profit before tax(2)	$909	€659	€644	€421	€349	€199
Tax (expense)/credit	(5)	(4)	(2)	(1)	(3)	2
Profit attributable to ordinary shareholders	904	655	642	420	346	201
Earnings per Reed Elsevier NV share from total operations of the combined businesses	$1.26	€0.91	€0.87	€0.57	€0.47	€0.29
Diluted earnings per Reed Elsevier NV share from total operations of the combined businesses	$1.24	€0.90	€0.87	€0.57	€0.47	€0.29
Dividends per Reed Elsevier NV ordinary share(4)	$0.647	€0.469	€0.456	€0.413	€0.402	€0.397
Total assets	$2,062	€1,494	€1,460	€1,364	€1,203	€1,036
Total equity/Net assets	1,979	1,434	1,402	1,303	1,137	970
Weighted average number of shares(5)	717.6	717.6	734.0	735.3	734.5	693.9

(1)	The consolidated financial statements of Reed Elsevier NV are prepared in accordance with accounting policies that are in conformity with IFRS as issued by the IASB and as adopted by the EU. The figures for 2010 and 2009 have been extracted or derived from the consolidated financial statements for the years ended December 31, 2010 and 2009, not included herein. Comparative financial information has been restated following the adoption of IAS19 Employee Benefits (revised), see note 2 to the combined financial information on page F-16.

(2)	Profit before tax includes Reed Elsevier NV’s share of post-tax earnings of joint ventures, being the operations of the Reed Elsevier combined businesses.

(3)	Noon buying rates as at December 31, 2013 have been used to provide a convenience translation into US dollars, see “— Exchange Rates” on page 7. At December 31, 2013 the Noon Buying Rate was $1.38 per €1.00. This compares to the average exchange rate for the year ended December 31, 2013 of $1.32 to €1.00 applied in the translation of the combined income statement for the year.

(4)	Dividends paid in the year, in amounts per ordinary share, comprise a 2012 final dividend of €0.337 and 2013 interim dividend of €0.132 giving a total of €0.469. The directors of Reed Elsevier NV have proposed a 2013 final dividend of €0.374 (2012: €0.337; 2011: €0.326; 2010: €0.303; 2009: €0.293), giving a total ordinary dividend in respect of the financial year of €0.506 (2012: €0.467; 2011: €0.436; 2010: €0.412; 2009: €0.400).

Dividends per Reed Elsevier NV ordinary share in respect of the financial year ended December 31, 2013 translated into dollars at the noon buying rate on December 31, 2013 were $0.70. See “— Exchange Rates” on page 7.

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

During 2013 Reed Elsevier NV repurchased 24,282,106 Reed Elsevier NV ordinary shares and 94,053 R shares (equivalent to 940,530 Reed Elsevier NV ordinary shares). These shares are held in treasury.

EXCHANGE RATES

For a discussion of the impact of currency fluctuations on Reed Elsevier’s combined results of operations and combined financial position, see “Item 5: Operating and Financial Review and Prospects”.

The following tables illustrate, for the periods and dates indicated, certain information concerning the Noon Buying Rate for pounds sterling expressed in US dollars per £1.00 and for the euro expressed in US dollars per €1.00. The exchange rate on February 28, 2014 was £1.00 = $1.68 and €1.00 = $1.38.

US dollars per £1.00 — Noon Buying Rates

	Period
Year ended December 31,	End	Average(1)	High	Low
2013	1.66	1.56	1.66	1.48
2012	1.62	1.59	1.63	1.53
2011	1.55	1.60	1.67	1.54
2010	1.56	1.55	1.64	1.43
2009	1.62	1.57	1.70	1.37

Month			High	Low
February 2014			1.68	1.63
January 2014			1.66	1.63
December 2013			1.66	1.63
November 2013			1.64	1.59
October 2013			1.62	1.59
September 2013			1.62	1.55

US dollars per €1.00 — Noon Buying Rates

	Period
Year ended December 31,	End	Average(1)	High	Low
2013	1.38	1.32	1.38	1.28
2012	1.32	1.29	1.35	1.21
2011	1.29	1.39	1.49	1.29
2010	1.33	1.32	1.45	1.20
2009	1.44	1.40	1.51	1.25

Month			High	Low
February 2014			1.38	1.35
January 2014			1.38	1.35
December 2013			1.38	1.36
November 2013			1.36	1.34
October 2013			1.38	1.35
September 2013			1.35	1.31

(1)	The average of the Noon Buying Rates on the last day of each month during the relevant period.

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

Our businesses are dependent on the continued acceptance by our customers of our products and services and the value placed on them. We cannot predict whether there will be changes in the future, either in the market demand or from the actions of competitors, which will affect the acceptability of products, services and prices to our customers. Failure to meet evolving customer needs could impact demand for our products and services and consequently adversely affect our revenue.

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

Our businesses operate globally and our earnings are subject to taxation in many differing jurisdictions and at differing rates. We seek to organise our affairs in a tax efficient manner, taking account of the jurisdictions in which we operate. However, tax laws that apply to our businesses may be amended or interpreted differently by the relevant authorities, which could adversely affect our reported results.

Changes in regulation of information collection and use could adversely affect our business.

Legal regulation relating to internet communications, data protection, e-commerce, direct marketing, credit scoring and digital advertising, privacy, information governance and use of public records is becoming more prevalent. Existing and proposed legislation and regulations, including changes in the manner in which such legislation and regulations are interpreted by courts in the United States, the European Union and other jurisdictions may impose limits on our collection and use of certain kinds of information about individuals and our ability to communicate such information effectively with our customers. For example, many of the products offered by Risk Solutions are governed by the US Fair Credit Reporting Act (“FCRA”), Graham Leach Bliley Act (“GLBA”), Drivers Privacy Protection Act (“DPPA”) and related state laws. Certain of these laws further provide for statutory penalties and attorneys fees for non-compliance. We are unable to predict in what form laws and regulations will be adopted or modified or how they will be construed by the courts, or the extent to which any such laws or interpretation changes might adversely affect our business.

Changes in provision of third party information to us could adversely affect our businesses.

A number of our businesses rely extensively upon content and data from external sources. Data is obtained from public records, governmental authorities, customers and other information companies, including competitors. In the case of public records, including social security number data which are obtained from public authorities, our access is governed by law. We also obtain the credit header data in our databases from consumer credit reporting agencies. The disruption or loss of data sources, either because of changes in the law or because data suppliers decide not to supply them, could adversely affect our products and services.

Our business, operations and reputation could be adversely affected by a failure to comply with FTC Settlement Orders.

Through our Risk Solutions business, we are party to two consent orders and two subsequent related supplemental orders (the “FTC Settlement Orders”) embodying settlements with the US Federal Trade Commission (“FTC”) that resolved FTC investigations into our compliance with federal laws governing consumer information security and related issues, including certain fraudulent data access incidents. We also entered into an Assurance of Voluntary Compliance and Discontinuance (the “AVC”) with the Attorneys General of 43 states and the District of Columbia in connection with one such FTC investigation. The FTC Settlement Orders and the AVC require us to institute and maintain information security, verification, credentialing, audit and compliance, and reporting and record retention programmes and to obtain an assessment from a qualified, independent third party every two years for twenty years (with the FTC having the right to extend such twenty-year period by up to two additional biennial assessment periods) to ensure that our performance under these information security programmes complies with the FTC Settlement Orders. Failure to comply with the FTC Settlement Orders and the AVC could result in civil penalties and adversely affect our business, operations and reputation.

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

Changes in government funding of, or spending by, academic institutions may adversely affect demand for the products and services of our scientific, technical and medical (“STM”) businesses.

The principal customers for the information products and services offered by our STM publishing businesses are academic institutions, which fund purchases of these products and services from limited budgets that may be sensitive to changes in private and governmental sources of funding. Accordingly, any decreases in budgets of academic institutions or changes in the spending patterns of academic institutions could negatively impact our business and revenues.

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

We may be unable to implement and execute our strategic and business plans if we cannot maintain high-quality management.

The implementation and execution of our strategic and business plans depend on our ability to recruit, motivate and retain high-quality people. We compete globally and across business sectors for talented management and skilled individuals, particularly those with technology and data analytics capabilities. An inability to recruit, motivate or retain such people could adversely affect our business performance.

We may not realise all of the future anticipated benefits of acquisitions.

We regularly make small business acquisitions to strengthen our portfolio. Whilst our acquisitions are made within the framework of our overall strategy, which emphasises organic development, we cannot assure you we will be able to generate the anticipated benefits such as revenue growth, synergies and/or cost savings associated with these acquisitions. Failure to realize the anticipated benefits of acquisitions could adversely affect our return on invested capital and financial condition.

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

Our organisational and operational structures are dependent on outsourced and offshored functions. Poor performance or the failure of third parties to whom we have outsourced business functions could adversely affect our business performance, reputation and financial condition.

Our scientific, technical and medical primary publications could be adversely affected by changes in the market.

Our STM primary publications, like those of most of our competitors, are published on a paid subscription basis. There is debate in government, academic and library communities, which are the principal customers for our STM publications, regarding whether such publications should be funded instead through fees charged to authors or authors’ funders and/or made freely available after a period following publication. If these methods of STM publishing are widely adopted or mandated, it could adversely affect our revenue from our paid subscription publications.

Spending by companies on advertising and other marketing activities, which comprises a significant portion of our revenue, has historically been cyclical.

In 2013 4% of our revenue was derived from advertising. In Business Information, 21% of revenue was derived from advertising in 2013 compared with 30% in 2012. Total advertising revenues for our businesses in 2013 were £240 million compared with £350 million in 2012. Traditionally, spending by companies on advertising and other marketing activities has been cyclical, with companies spending significantly less on advertising in times of economic slowdown or turbulence. In addition, there has been a structural shift of advertising and lead generation to Google and other search engines.

Exhibitions is similarly affected by cyclical pressures on spending by companies. Additionally, participation and attendance at exhibitions is affected by the availability of exhibition venues and the propensity of exhibitors and attendees to travel. Our results could be adversely affected if the availability of venues or the demand from exhibitors and attendees were reduced, for example due to international security or public health concerns or acts of terrorism or war.

Changes in the market values of defined benefit pension scheme assets and in the assumptions used to value defined benefit pension scheme obligations may adversely affect our businesses.

We operate a number of pension schemes around the world. Historically, the largest schemes have been of the defined benefit type in the United Kingdom, the United States and the Netherlands. The assets and obligations associated with defined benefit pension schemes are sensitive to changes in the market values of assets and the market related assumptions used to value scheme liabilities. In particular, adverse changes to asset values, discount rates or inflation could increase future pension costs and funding requirements.

Our impairment analysis of goodwill and indefinite lived intangible assets incorporates various assumptions which are highly judgemental. If these assumptions are not realised, we may be required to recognise a charge in the future for impairment.

As at December 31, 2013, goodwill on the combined statement of financial position amounted to £4,576 million and intangible assets with an indefinite life amounted to £347 million. We conduct an impairment test at least annually, which involves a comparison of the carrying value of goodwill and indefinite lived intangible assets by cash generating unit with estimated values in use based on latest management cash flow projections. The assumptions used in the estimation of value in use are, by their very nature, highly judgemental, and include profit growth of the business over a five year forecast period, the long term growth rate of the business thereafter, and related discount rates. There is no guarantee that our businesses will be able to achieve the forecasted results which have been included in the impairment tests and impairment charges may be required in future periods if we are unable to meet these assumptions.

Our borrowing costs and access to capital may be adversely affected if the credit ratings assigned to our debt are downgraded.

Our outstanding debt instruments are, and any of our future debt instruments may be, publicly rated by independent rating agencies such as Moody’s Investors Service Inc., Standard & Poor’s Rating Services and Fitch Ratings. A rating is based upon information furnished by us or obtained by the relevant rating agency from its own sources and from publicly available information and is subject to revision, suspension or withdrawal by the rating agency at any time. Rating agencies may review the assigned ratings due to developments that are beyond our control. Factors cited as a basis for a ratings downgrade or an assignment of a negative outlook could include the macro economic environment and the level of our indebtedness as a consequence of an acquisition. If the ratings of our debt are downgraded in the future, our borrowing costs and access to capital may be adversely affected.

Breaches of generally accepted ethical business standards or applicable statutes concerning bribery could adversely affect our reputation and financial condition.

As a world leading provider of professional information solutions to the science, technical and medical, risk, legal and business sectors, we are expected to adhere to high standards of independence and ethical conduct. Whilst our employees are expected to abide by the Reed Elsevier Code of Ethics and Business Conduct, employees may still fail to abide by its guidelines relating to anti-bribery and principled business conduct. Similarly, whilst our major suppliers are expected to abide by our Supplier Code of Conduct, suppliers may still fail to abide by its guidelines relating to anti-bribery and principled business conduct. A breach of generally accepted ethical business standards or applicable statues concerning bribery by our employees or our suppliers could adversely affect our business performance, reputation and financial condition.

Failure to manage our environmental impact could adversely affect our businesses.

Our businesses have an impact on the environment, principally through the use of energy and water, waste generation and, in our supply chain, through our paper use and print and production technologies. Whilst we are committed to reducing these impacts by limiting resource use and by efficiently employing sustainable materials and technologies, we cannot assure you that these efforts and expenditures incurred by us in order to comply with either new environmental legislation and regulations, new interpretations or existing laws and regulations or more rigorous enforcement of such laws and regulations will not adversely impact our businesses or reputation.

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

Material acquisitions and disposals

Total acquisition expenditure in the three years ended December 31, 2013, including the buy out of non-controlling interests, was £1,120 million, net of cash acquired of £50 million. During 2013, a number of acquisitions were made for total consideration of £239 million, net of cash acquired of £14 million. During 2012, a number of acquisitions, including the buy out of non-controlling interests, were made for a total consideration of £341 million, net of cash acquired of £12 million. During 2011, a number of acquisitions were made for a total consideration of £540 million, net of cash acquired of £24 million.

Total consideration from disposal transactions closed in 2013 was £331 million, including £6 million in respect of freehold properties. The net cash received in the calendar year from business disposals, after timing differences and separation and transaction costs, was £195 million (2012: £160 million; 2011: £80 million).

Capital expenditure

Capital expenditure on property, plant, equipment and internally developed intangible assets principally relates to investment in systems infrastructure to support electronic publishing activities, computer equipment and office facilities. Total such capital expenditure, which was financed using cash flows generated from operations, amounted to £308 million in 2013 (2012: £333 million; 2011: £350 million). In 2013, there was continued investment in new product and related infrastructure, particularly in the Legal segment. Further information on capital expenditure is given in notes 15 and 17 to the combined financial statements.

Principal Executive Offices

The principal executive offices of Reed Elsevier PLC are located at 1-3 Strand, London WC2N 5JR, England. Tel: +44 20 7166 5500. The principal executive offices of Reed Elsevier NV are located at Radarweg 29, 1043 NX Amsterdam, the Netherlands. Tel: +31 20 485 2222. The principal executive office located in the United States is at 125 Park Avenue, 23rd Floor, New York, New York, 10017. Tel: +1 212 309 8100. Our internet address is www.reedelsevier.com. The information on our website is not incorporated by reference into this report.

Our agent in the United States is Kenneth Thompson II, General Counsel Intellectual Property, Privacy and Governance, Reed Elsevier, kenneth.thompson@reedelsevier.com, 9443 Springboro Pike, B4/F5/514, Miamisburg, Ohio, 45342.

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

Our principal operations are in North America and Europe. For the year ended December 31, 2013 we had total revenue of approximately £6.0 billion and an average of approximately 29,000 employees. As at December 31, 2013 we had approximately 28,000 employees. In 2013, North America represented our largest single geographic market, contributing 51% of our total revenue.

Revenue is derived principally from subscriptions, transactional and advertising sales. In 2013, 52% of Reed Elsevier’s revenue was derived from subscriptions, 44% from transactional sales and 4% from advertising sales. An increasing proportion of revenue is derived from electronic information products, principally internet based. In 2013, 66% of our revenue was derived from such sources, including 96% of Risk Solutions revenue, 76% of Legal revenue, 72% of Scientific, Technical & Medical revenue, 60% of Business Information revenue, and 2% of Exhibitions revenue.

Subscription sales are defined as revenue derived from the periodic distribution or update of a product or from the provision of access to online services, which is often prepaid. Transactional sales include all other revenue from the distribution of a product and transactions of online services, usually on cash or credit terms. The level of publishing related advertising sales has historically been tied closely to the economic and business investment cycle with changes in the profit performance of advertisers, business confidence and other economic factors having a high correlation with changes in the size of the market. Subscription sales and transactional sales have tended to be more stable than advertising sales through economic cycles.

Revenue is recognised for the various categories as follows: subscriptions — on periodic despatch of subscribed product or rateably over the period of the subscription where performance is not measurable by despatch; transactional — on despatch or occurrence of the transaction or exhibition and advertising — on publication or period of online display. Where sales consist of two or more independent components whose value can be reliably measured, revenue is recognised on each component as it is completed by performance, based on the attribution of relative value.

Our businesses compete for subscription, transactional, and advertising expenditures in scientific and medical, risk, legal and business sectors. The bases of competition include, for readers and users of the information, the quality and variety of the editorial content and data, the quality of the software to derive added value from the information, the timeliness and the price of the products and, for exhibitors and advertisers, the quality and the size of the audiences targeted.

For additional information regarding revenue from our business activities and geographic markets, see note 3 to the combined financial statements contained herein.

	Revenue Year ended December 31,
	2013		2012		2011
	(in millions, except percentages)
Scientific, Technical & Medical	£2,126	35%	£2,063	34%	£2,058	34%
Risk Solutions	933	16	926	15	908	15
Business Information	547	9	663	11	695	12
Legal	1,567	26	1,610	26	1,634	27
Exhibitions	862	14	854	14	707	12

Total	£6,035	100%	£6,116	100%	£6,002	100%

SCIENTIFIC, TECHNICAL & MEDICAL

	Year ended December 31,
	2013	2012	2011
	(in millions)
Revenue	£2,126	£2,063	£2,058

In Scientific, Technical & Medical markets, we provide information and tools to help customers improve scientific and healthcare outcomes.

Elsevier is a leading provider of scientific, technical & medical information serving scientists, health professionals and students worldwide. Its objective is to help its customers advance science and improve healthcare by providing world-class content and innovative information solutions that enable them to make critical decisions, enhance productivity and improve outcomes.

Elsevier is a global business with principal operations in Amsterdam, Beijing, Boston, Chennai, Delhi, London, Madrid, Munich, New York, Oxford, Paris, Philadelphia, Rio de Janeiro, St. Louis, San Diego, Singapore and Tokyo. It has 6,700 employees.

In 2013, approximately 67% of revenue came from subscription sales, 30% from transactional sales, and 3% from advertising. Approximately 38% of revenue by destination in 2013 was derived from North America, 30% from Europe and the remaining 32% from the rest of the world. 72% of revenue was delivered electronically.

Elsevier serves the needs of the science, technology & medical markets by publishing primary research, reference, and education content, as well as by providing a range of database and workflow solutions. Elsevier’s customers are scientists, academic institutions “educators”, research leaders and administrators, medical researchers, doctors, nurses, allied health professionals and students, as well as hospitals, research institutions, health insurers, managed healthcare organisations, research-intensive corporations, and governments. All of these customers rely on Elsevier to provide high-quality content and critical information for making scientific and medical decisions; to review, publish, disseminate and preserve research findings; to create innovative tools to help focus research strategies, increase research effectiveness, improve medical outcomes, and enhance the efficiency of healthcare and healthcare education.

In the primary research market during 2013, over 1 million research papers were submitted to Elsevier. Over 10,000 editors managed the peer review and selection of these papers, resulting in the publication of more than 350,000 articles in over 2,000 journals, many of which are the foremost publications in their field and a primary point of reference for new research. This content was accessed by around 11 million people, with more than 700 million full text article downloads in 2013. Content is provided free or at very low cost in most of the world’s poorest countries. Elsevier’s journals are primarily published and delivered through the ScienceDirect platform, the world’s largest database of scientific and medical research, hosting over 12 million pieces of content, and 26,000 full-text e-books. Flagship journals include Cell and The Lancet families of titles.

In 2013 Elsevier acquired Mendeley, an innovative research management and social collaboration platform. Researchers use Mendeley’s desktop and cloud-based tools to manage and annotate documents, create citations and bibliographies, collaborate on research projects and network with fellow academics.

Elsevier is also a global leader in the scientific, technical & medical reference market, providing authoritative and current professional reference content. While reference has traditionally been a print industry, Elsevier has been a leader in driving the shift from print to electronic. Flagship titles include works such as Gray’s Anatomy, Nelson’s Pediatrics and Netter’s Atlas of Human Anatomy.

Elsevier launched ClinicalKey in 2012, providing physicians with access to leading Elsevier and third-party reference and evidence-based medical content in a single, fully integrated site. Since launch ClinicalKey has grown rapidly, and currently serves over 1,000 institutions.

In medical education, Elsevier serves students of medicine, nursing and allied health professions through print and electronic books, as well as electronic solutions. For example, Evolve, an online suite of solutions designed to help students of nursing and allied health professionals, had over 4 million registered users in 2013.

Elsevier’s database and workflow products provide a range of tools and solutions for professionals in the science, technical, and medical fields. Customers include academic and corporate researchers, research administrators and healthcare professionals.

For academic and corporate researchers, significant products include Scopus, Reaxys, and Knovel. Scopus is the largest abstract and citation database of research literature in the world, with over 50 million abstract and bibliographic information records from more than 20,000 peer-reviewed journals and 5,000 international publishers. Reaxys is a leading solution for synthetic chemists, integrating chemical reaction and compound data searching with synthesis planning.

Knovel provides a range of web-based productivity tools for the engineering community, integrating technical information with analytics and search to deliver trusted answers and drive innovation.

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

For healthcare professionals, Elsevier develops products to deliver patient-specific solutions at the point of care to improve patient outcomes. Its clinical solutions include Gold Standard, which provides critical information on drug interactions to assist effective treatment and CPM Resource Center, which provides a data-driven framework to support nurses in undertaking procedures.

Market opportunities

Scientific, technical & medical information markets have good long-term growth characteristics. The importance of research and development to economic performance and competitive positioning is well understood by governments, academic institutions and corporations. This is reflected in the long-term growth in research and development spend and in the number of researchers worldwide. Growth in health markets is driven by ageing populations in developed markets, rising prosperity in developing markets and the increasing focus on improving medical outcomes and efficiency. Given that a significant proportion of scientific research and healthcare is funded directly or indirectly by governments, spending is influenced by governmental budgetary considerations. The commitment to research and health provision does, however, remain high, even in more difficult budgetary environments.

Strategic priorities

Elsevier’s strategic goal is to lead the way in providing information solutions that advance science, technology and health. To achieve this, Elsevier creates solutions that reflect deep insight into the way its users work and the outcomes they are seeking to achieve; strives for excellence in content, service and execution; constantly adapts and revitalises its products, business models and technology; and leverages its institutional skills, assets and resources to promote innovation and efficiency.

Elsevier’s strategic priorities are to continue to increase content volume and quality; to expand content coverage, building out integrated solutions combining Elsevier, third-party and customer data; to increase content utility, using “Smart Content” to enable new e-solutions; to combine content with analytics and technology, focused on measurably improving productivity and outcomes for customers; and to continue to drive operational efficiency and effectiveness.

In the primary research market, Elsevier aims to grow volume through new journal launches, expansion of author-pays journals and growth from emerging markets; to enhance quality by building on our premium brands; and to add value to core platforms by implementing new capabilities such as advanced recommendations on ScienceDirect and social collaboration through Mendeley.

In clinical reference markets, priorities are to expand content coverage, including licensing high-quality third-party content for ClinicalKey, as well as ensuring consistent tagging to link content assets across products.

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

Over the past 15 years alternative payment models for the dissemination of research such as “author-pays open access” or “author’s-funder-pays” have emerged. While it is expected that paid subscription will remain the primary distribution model, Elsevier has long invested in alternate business models to address the needs of customers and researchers. Over 1,600 of Elsevier’s journals now offer the option of funding research publishing and distribution via a sponsored article fee. In addition, Elsevier now publishes more than 50 open access journals.

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

Elsevier’s major brands include: Cell, a life sciences journal in biochemistry and molecular biology; and The Lancet, one of the world’s leading medical journals since 1823. Many other products and journals are major brands in their fields, including: Mendeley, an innovative research management and social collaboration platform; SciVal, research performance tools for academic institutions and funding intelligence; Reaxys, a leading web-based chemical reaction workflow solution for industrial chemists; ClinicalKey, combines reference and evidence-based medical content into its fully-integrated clinical insight engine; ScienceDirect, the world’s largest database of scientific and medical research articles; and CPM CarePoints, a leading comprehensive care planning and clinical documentation system.

RISK SOLUTIONS & BUSINESS INFORMATION

In Risk Solutions & Business Information, we provide data, analytics and insight that enable customers to evaluate and manage risk, and develop market intelligence, supporting more confident decisions, improved economic outcomes, and enhanced operational efficiency.

RISK SOLUTIONS

	Year ended December 31,
	2013	2012	2011
	(in millions)
Revenue	£933	£926	£908

LexisNexis Risk Solutions is a leading provider of solutions that combine proprietary, public and third-party information, with advanced technology and analytics, and are powered by High Performance Computing Cluster (HPCC) Systems. These solutions assist customers in evaluating, predicting and managing risk and improving operational effectiveness, predominantly in the US.

LexisNexis Risk Solutions, headquartered in Alpharetta, Georgia, has principal operations in Georgia, Florida, and Ohio, and has 3,300 employees.

In 2013, approximately 84% of Risk Solutions’ revenue came from transactional sales and 16% from subscription sales. 96% of Risk Solutions’ revenue is delivered electronically.

LexisNexis Risk Solutions is organised around market-facing industry/sector groups: insurance, business services (including the financial services, receivables management and corporate groups), government and healthcare. The largest of these is insurance. These groups are supported by a shared infrastructure for technology operations, data management, and other support functions including compliance and marketing. A number of transactional support activities, including some financial processes, are provided from a shared services organisation managed by the LexisNexis Legal & Professional business. The Legal & Professional business also distributes Risk Solutions products into legal markets in the US and internationally.

Insurance Solutions provides a comprehensive combination of data and analytics to property and casualty, personal and commercial lines insurance carriers and life insurance carriers in the US to improve critical aspects of their business, from customer acquisition and underwriting to claims handling. Information solutions, including the most comprehensive US personal loss history database, C.L.U.E.®, help insurers assess risks and provide important inputs to pricing and underwriting insurance policies. Additional key products include LexisNexis® Data Prefill, which provides critical information on customers, potential customers and their auto, property and life policy information directly into the insurance workflow, and LexisNexis® Current Carrier, which identifies current or previous insurance as well as any lapses in coverage.

Business Services provides financial institutions with risk management, identity management, fraud detection, credit risk management, and compliance solutions. These include “know your customer” and anti-money laundering (“AML”) products. The business also provides risk and identity management solutions for corporate customers in retail, telecommunications and utilities sectors. Receivables management solutions help debt recovery professionals in the segmentation, management and collection of consumer and business debt.

Government Solutions provides data and analytics to US federal, state and local law enforcement and government agencies to help solve criminal and intelligence cases and to identify fraud, waste and abuse in government programmes.

Health Care Solutions provides identity, fraud and clinical analytics solutions across key stages of the healthcare workflow to enable intelligent decision making for payers and providers.

The LexisNexis Risk Solutions business also provides risk-related information to the legal industry through LexisNexis Legal & Professional.

LexisNexis Risk Solutions continues to focus on developing a pipeline of new solutions to drive growth in existing business segments and selected adjacent markets and geographies. In 2013, this strategy was reinforced with a number of focused acquisitions.

In the Insurance business, LexisNexis Risk Solutions acquired Mapflow, an industry-leading geographic risk assessment technology company based in Dublin, Ireland. Mapflow’s technology combined with Risk Solutions’ comprehensive data, advanced analytics, supercomputing platform (HPCC Systems) and linking capabilities help commercial and home insurers better understand property-level geographic peril risk to make more informed underwriting decisions.

In Business Services, LexisNexis Risk Solutions acquired the remaining stake in WorldCompliance, a leading provider of customer and vendor screening content, to complement our existing AML and compliance solutions. LexisNexis Risk Solutions also acquired RSA Security’s consumer Knowledge Based Authentication technology to drive further innovation and strengthen its leadership position in identity management. In Health Care, the acquisition of Enclarity supplements the existing identity and fraud, waste, and abuse solutions with the most comprehensive provider information available. The transition of MEDai from Elsevier to Risk Solutions’ Health Care business was announced, enabling the combination of MEDai’s clinical expertise with Risk Solutions’ analytics, data, and HPCC technology to create leading clinical analytics solutions.

The identity management and risk evaluation solutions provided by Risk Solutions utilise comprehensive database platforms of public records and proprietary information with more than 2 petabytes of unique data, which makes it the largest database of its kind in the US market today. LexisNexis Accurint is a flagship product, powered by the HPCC technology. This market-leading technology enables LexisNexis Risk Solutions to provide its customers with highly relevant search results swiftly and to create new, low-cost solutions quickly and efficiently. It is also increasingly used across other Reed Elsevier markets such as Legal and Scientific, Technical & Medical.

In February 2013, Risk Solutions completed the sale of its Screening business. This allows it to increase its focus on higher-growth segments leveraging its core data, technology and analytical capabilities. The Screening business presented limited opportunities to apply these capabilities to generate unique customer value, sustained growth, and superior margins.

Market opportunities

Risk Solutions operates in markets with strong long-term underlying growth drivers including: insurance underwriting transactions; insurance, healthcare, tax and entitlement fraud; credit defaults and financial fraud; regulatory compliance and due diligence requirements surrounding customer enrolment; and security and privacy considerations.

In the insurance segment, growth is supported by increasing transactional activity in the auto, property and life insurance markets and the increasing adoption by insurance carriers of more sophisticated data and analytics in the prospecting, underwriting and claims evaluation processes, to assess underwriting risk, increase competitiveness and improve operating cost efficiency. Transactional activity is driven by growth in insurance quoting and policy switching, as consumers seek better policy terms. This activity is stimulated by increasing competition between insurance companies, high levels of carrier advertising, and rising levels of internet quoting and policy binding.

A number of factors support growth for risk solutions in the financial services market, including new credit originations, continued high fraud losses, stringent regulatory compliance requirements and increasing anti-money laundering fines. In receivables management, demand is driven mainly by levels of consumer debt and the prospect of recovering that debt, which is impacted by employment conditions in the US. In corporate markets, demand is supported by growth in online retail sales and continued high levels of credit card fraud. Growth in government markets is driven by the increasing use of data and analytics to combat criminal activity, fraud, and tax evasion and to address security issues. The level and timing of demand in this market is influenced by government funding and revenue considerations. In Health Care, there are numerous growth drivers for fraud and analytics solutions including the expansion of insurance coverage under the Affordable Care Act and the focus on cost containment and better patient outcomes.

Strategic priorities

Risk Solutions’ strategic goal is to make businesses and government more effective, through a better understanding of the risks associated with individuals, other businesses and transactions and by providing the highest quality tools to help manage those risks efficiently and cost effectively. To achieve this, Risk Solutions is focused on: delivering innovative new products across customer workflows; expanding the range of risk management solutions across adjacent markets; addressing international opportunities in selected markets to meet local risk management needs; and continuing to strengthen its content, technology and analytical capabilities.

Business model, distribution channels and competition

LexisNexis Risk Solutions’ products are predominantly sold directly, with pricing mostly on a transactional basis for insurance carriers and corporations, and primarily on a subscription basis for government entities.

LexisNexis Risk Solutions and Verisk, a competitor, each sell data and analytics solutions to insurance carriers but largely address different activities. LexisNexis Risk Solutions’ principal competitors in commercial and government sectors include Thomson Reuters and major credit bureaus, which in many cases address different activities in these segments as well.

Major brands

LexisNexis is the master brand used by LexisNexis Risk Solutions.

LexisNexis Risk Solutions’ major brands include: C.L.U.E.®, a comprehensive US personal insurance claims database; LexisNexis®Data Prefill, tools to automate the insurance application process providing critical information insurers need to quote and underwrite a policy; Accurint® for Collections, a leading online US solution to help locate debtors quickly and accurately; LexisNexis® Identity Management, a range of solutions to help clients verify that an identity exists and authenticate individuals; LexisNexis® Anti-Money Laundering Solutions, content and information for anti-money laundering compliance, risk mitigation and enhanced due diligence; LexisNexis® Current Carrier, database that identifies the existence of current or previous insurance, and whether or not the applicant has had a possible lapse in coverage; LexisNexis® RiskView, comprehensive suite of credit risk management tools to help assess consumer creditworthiness and risk potential; and LexisNexis® Revenue Recovery and Discovery, a suite of tools to enable governments to leverage public records and analytics to identify instances of fraud and to more efficiently collect on outstanding debts.

BUSINESS INFORMATION

	Year ended December 31,
	2013	2012	2011
	(in millions)
Revenue	£547	£663	£695

Reed Business Information (“RBI”) provides information and online data services to business professionals worldwide. RBI provides its customers with high-value industry critical data services, information and tools as well as producing conferences, websites and business magazines. It has many strong global brands with market-leading positions across a wide range of industry sectors.

RBI is a global business with principal operations in London, Amsterdam, Chicago, Atlanta and Shanghai. RBI has 3,900 employees worldwide. Approximately 28% of revenue in 2013 came from North America, 20% from the United Kingdom, 39% from Continental Europe and 13% from the rest of the world.

RBI’s customers use its data and online services to help make key strategic decisions, to improve productivity and performance, to identify new business opportunities and to reduce risk. RBI’s magazines and websites deliver high-value news, information and opinion to business professionals across many industry sectors while also providing an effective marketing channel for customers.

RBI’s market-leading data services include: ICIS, an information and data service in chemicals, fertilisers and energy; Accuity, a provider of services and solutions to the banking and corporate sectors focused on payment efficiency, “know your customer”, anti-money laundering (“AML”) and compliance; XpertHR, an online service providing regulatory guidance, best practices and tools for HR professionals; and Reed Construction Data, a provider of online construction data and information to the construction industry.

RBI’s other leading brands include FlightGlobal, New Scientist, Farmers Weekly, Estates Gazette, Elsevier and Boerderij.

In 2013, RBI continued to reshape its portfolio, exiting areas not core to its paid content strategy. As part of this strategy RBI has continued to exit its Marketing Solutions businesses. Approved Index was sold in 2013, BuyerZone has been sold since year end and the sale process of emedia is ongoing. In addition, RBI completed its exit of its publishing businesses in Australia, France, Spain and Italy. ICIS made a small acquisition in the carbon trading information space, Tschach Solutions.

Market opportunities

The growing need for high-quality industry data and information and insight is driving demand for online subscription data services and providing new opportunities.

Strategic priorities

RBI’s strategic goal is to help business professionals achieve better outcomes with information and decision support in its individual markets. Its areas of strategic focus are: further growing the data services businesses; restructuring the advertising-driven portfolio and focusing other products on paid content; and driving further organisational effectiveness.

Business model, distribution channels and competition

Across the RBI portfolio, user and subscription revenues now account for 78% of the total business with the remaining 22% derived from print and online advertising and lead generation. RBI electronic revenue streams now account for 60% of total revenue.

Data services are typically sold directly on a subscription or transactional basis. Business magazines are mainly distributed on a paid basis. Advertising and lead generation revenues are sold directly or through agents.

RBI’s products compete with a number of information providers on a service and title-by-title basis including: IHS, McGraw Hill and Wolters Kluwer as well as many niche and privately owned competitors. RBI competes for online advertising with other business-to-business websites, search engines and social media.

Major brands

RBI’s major brands include: ICIS, a global provider of news, price benchmarks, data, analytics and research to the energy, chemical and fertiliser industries; Reed Construction Data, a provider of actionable insight for the construction industry through cost data, project leads, market intelligence and marketing solutions; Flightglobal, data, news and advisory services for professionals working in the global aviation industry; XpertHR, online services with reference data, compliance information and good practice guides for HR professionals; Elsevier, a leading news and opinion magazine in the Netherlands; Accuity, payment routing data, AML services and compliance tools for the banking and corporate sectors worldwide; estatesgazette, news, data and research services for the UK commercial property industry; and Farmers Weekly, news, insight and software solutions for farmers and agricultural businesses.

LEGAL

	Year ended December 31,
	2013	2012	2011
	(in millions)
Revenue	£1,567	£1,610	£1,634

In Legal markets, we are a world leading provider of legal, regulatory and news & business information and analysis to law firm, corporate, government and academic customers.

Serving customers in more than 175 countries, LexisNexis Legal & Professional provides resources and services that inform decisions, increase productivity and drive new business.

LexisNexis Legal & Professional is headquartered in New York and has principal operations in the New York area, Ohio and North Carolina in the US, Toronto in Canada, London and Paris in Europe, and cities in several other countries in Africa and Asia Pacific. It has 10,000 employees worldwide. In 2013, approximately 77% of Legal’s revenue came from subscription sales, 19% from transactional sales and 4% from advertising. Approximately 68% of revenue by destination in 2013 was derived from North America, 21% from Europe and the remaining 11% from the rest of the world. 76% of Legal’s revenue was delivered electronically.

LexisNexis Legal & Professional is organised in market-facing groups. These are supported by global shared services organisations providing platform and product development, operational and distribution services, and other support functions.

In the US, in Research & Litigation Solutions, electronic information solutions and innovative workflow tools, developed through close collaboration with customers, help legal and business professionals make better informed decisions in the practice of law and in managing their businesses. Flagship products for legal research are Lexis.com and Lexis Advance, which provide federal and state statutes and case law, together with analysis and expert commentaries from sources such as Matthew Bender and Michie and the leading citation service Shepard’s, which advises on the continuing relevance of case law precedents. Research solutions also include news and business information, ranging from daily news to company filings, as well as public records information and analytics. Through its litigation solutions, LexisNexis provides lawyers with a suite of tools covering case preparation to processing and review to trial preparation. LexisNexis partners with law schools to provide services to students as part of their training.

In 2013, LexisNexis continued to release new versions of Lexis Advance, an innovative web application designed to transform how legal professionals conduct research. Built on an advanced technology platform, Lexis Advance allows primary researchers within legal and professional organisations to find highly relevant information more easily and efficiently, helping them to drive better outcomes. Future releases will continue to expand content and outreach and add new innovative tools. LexisNexis employs lawyers and trained editors with professional legal backgrounds who review, annotate and update the legal content to help ensure each document in the collection is current and comprehensive. This domain expertise combined with the application of Reed Elsevier’s “big data” HPCC technology means LexisNexis is able to update its entire legal collection faster and more efficiently, while also identifying and linking content, enabling customers to uncover previously undiscovered relationships between documents.

New workflow and analytical tools and content sets are regularly introduced on Lexis Advance. For example, in 2013 LexisNexis launched MedMal Navigator, a workflow tool that integrates medical and legal research with case facts, assisting attorneys in determining their course of action. Also, LexisNexis launched new modules for Lexis Practice Advisor, a web-based practical guidance product tailored for attorneys who handle transactional matters. Additionally, LexisNexis strengthened its core content offering through the acquisitions of Sheshunoff and A.S. Pratt and analytical titles from Oxford University Press — providing attorneys with enhanced information in online and ebooks formats.

In litigation solutions, LexisNexis launched its web-enabled Early Data Analyzer which enables users to determine the nature and amount of relevant data in a lawsuit at its source location. Additionally, LexisNexis released a new version of Concordance Evolution supporting the direct import of files from LAW PreDiscovery — reducing time, costs and storage needs by streamlining electronic discovery workflow.

LexisNexis Business of Law Software Solutions provides law firms with practice management solutions, including time and billing systems, case management, cost recovery and document management services.

In August 2013, LexisNexis Martindale-Hubbell and Internet Brands announced the set-up of a joint venture, bringing together Martindale-Hubbell lawyer directory, including Lawyers.com, with Internet Brands’ online marketing services for lawyers.

In International markets outside the US, LexisNexis serves legal, corporate, government, accounting and academic markets in Europe, Canada, Africa and Asia Pacific with local and international legal, regulatory and business information. The most significant businesses are in the UK, France, Australia, Canada and South Africa.

LexisNexis focuses on providing customers with leading collections of content and innovative online solutions to help legal and business professionals make better decisions more efficiently. Penetration of online information services has grown strongly and electronic solutions now account for 60% of revenue outside the US.

In the UK, LexisNexis is a leading legal information provider offering an unrivalled collection of primary and secondary legislation, case law, expert commentary, and forms and precedents. Its extensive portfolio includes a number of heritage brands: Halsbury’s, Tolleys and Butterworths. The content is delivered through multiple formats — from print to online to mobile apps and embedded in customers’ workflow.

In 2013, LexisNexis launched additional modules for the UK LexisPSL product suite which provides lawyers a single destination for their practical legal information needs with direct links to the relevant cases, legislation, precedents, forms, practical guidance and expert commentary. Similar practical guidance services were launched in Canada, South Africa and Australia.

In France, LexisNexis is a leading online provider of information to lawyers, notaries and courts. A heritage brand JurisClasseur and leading authoritative content is provided through multiple formats — lexisnexis.fr, mobile and in print. These content sources are, as in the UK, being combined with new content and innovative workflow tools to develop practical guidance and practice management solutions. In 2013, LexisNexis France continued to enhance Lexis 360, the first semantic search online tool combining legal information, practical content and results from the web by providing tailored solutions for the notary market.

Following the success of Lexis for Microsoft Office (LMO) in the US and Canadian markets, an Australian version was launched in 2013. LMO enables customers to access LexisNexis content and services via add-ins/toolbars within Microsoft Word and Outlook.

In 2013, LexisNexis Legal & Professional strengthened its positions in Asia through acquisitions and enhanced products created specifically for legal professionals and practitioners, corporate counsels, legal researchers and government institutions in markets including India, China and Japan. In China, LexisNexis acquired LegalStudio, a leading provider of model contracts and practical guidance, strengthening its position in high-growing Corporate and Intellectual Property practice areas.

Market opportunities

Longer-term growth in legal and regulatory markets worldwide is driven by increasing levels of legislation, regulation, regulatory complexity and litigation, and an increasing number of lawyers. Additional market opportunities are presented by the increasing demand for online information solutions and practice management tools that improve the quality and productivity of research, deliver better legal outcomes, and improve business performance. Notwithstanding this, legal activity and legal information markets are also influenced by economic conditions and corporate activity, as has been seen with the dampening impact on demand of the recent global recession and the somewhat subdued environment that followed in North America and in Europe.

Strategic priorities

LexisNexis Legal & Professional’s strategic goal is to enable better legal outcomes and be the leading provider of productivity-enhancing information and information-based workflow solutions in its markets. To achieve this LexisNexis is focused on introducing next generation products and solutions on the global New Lexis platform and infrastructure; leveraging New Lexis globally to continue to drive print to electronic migration and long-term international growth; and upgrading operational infrastructure, improving process efficiency and gradually improving margins.

In the US, LexisNexis’ focus is on the continuing development of next generation legal research and practice solutions. It is also conducting a major upgrade in operations infrastructure and customer service and support platforms. This will provide customers with an integrated and superior experience across multiple products and solutions. Over the next few years progressive product introductions, often based on the New Lexis platform, leveraging big data HPCC technology, will combine advanced technology with enriched content, sophisticated analytics and applications to enable LexisNexis’ customers to make better legal decisions and drive better outcomes for their organisations and clients.

Outside the US, LexisNexis is focused on growing online services and developing further high-quality actionable content and workflow tools, including the development of practical guidance and practice management applications. In 2014, LexisNexis will continue to introduce New Lexis globally. Additionally, LexisNexis is focusing on the expansion of its activities in emerging markets.

Business model, distribution channels and competition

LexisNexis Legal & Professional products and services are generally sold directly to law firms and to corporate, government, accounting and academic customers on a paid subscription basis, with subscriptions with law firms often under multi-year contracts.

Principal competitors for LexisNexis in US legal markets are West (Thomson Reuters) and CCH (Wolters Kluwer). In news and business information they are Bloomberg and Factiva (News Corporation). Competitors in litigation solutions also include software companies. Significant international competitors include Thomson Reuters, Wolters Kluwer and Factiva.

Major brands

LexisNexis is the master brand used by LexisNexis Legal & Professional.

LexisNexis Legal & Professional’s major brands include: Lexis®, legal, news and public records content for legal professionals; Matthew Bender®, critical analysis, checklists, forms, and practice guides authored by industry experts covering over 50 major practice areas; Lexis®Library, LexisNexis® UK flagship legal online product; Lexis®PSL, LexisNexis® UK legal practical guidance service; JurisClasseur, an authoritative online legal resource in France; Shepard’s®, a citation service; Lexis Advance™, a new online legal research tool that transforms the way legal professionals conduct research; and Lexis® Practice Advisor, a new resource that offers guidance to help attorneys handle transactional matters more efficiently and effectively.

EXHIBITIONS

	Year ended December 31,
	2013	2012	2011
	(in millions)
Revenue	£862	£854	£707

Reed Exhibitions is a leading exhibitions business, with almost 500 events in over 30 countries.

Reed Exhibitions’ portfolio of exhibitions and conferences serves 43 industry sectors across the globe. In 2013, Reed Exhibitions brought together over 6 million event participants from around the world, generating billions of dollars of business and facilitating entry into new markets for its customers and boosting the local economies where the events are hosted.

Reed Exhibitions is a global business headquartered in London and has principal offices in Paris, Vienna, Norwalk (Connecticut), São Paulo, Abu Dhabi, Beijing, Moscow, Tokyo and Sydney. Reed Exhibitions has 3,400 employees worldwide. Over 70% of Exhibitions’ revenue is derived from exhibitor participation fees, with the balance primarily comprising of conference fees, online and offline advertising, sponsorship fees and admission charges. In 2013, approximately 16% of Exhibitions’ revenue came from North America, 43% from Europe and the remaining 41% from the rest of the world on an event location basis.

Reed Exhibitions organises events which are relevant to industry needs, where participants from around the world meet face-to-face to do business, to network and to learn. Its exhibitions and conferences encompass a wide range of sectors. They include construction, electronics, energy and alternative energy, engineering, entertainment, gifts and jewellery, healthcare, hospitality, interior design, logistics, manufacturing, pharmaceuticals, real estate, recreation, security and safety, transport and travel.

Market opportunities

Growth in the exhibitions market is influenced by both business-to-business marketing spend and business investment. Historically, these have been driven by levels of corporate profitability, which in turn has followed overall growth in GDP. Emerging markets and higher growth sectors provide additional opportunities for Reed Exhibitions. As some events are held other than annually, growth in any one year is affected by the cycle of non-annual exhibitions.

Strategic priorities

Reed Exhibitions’ strategic goal is to understand and respond to its customers’ evolving needs and objectives better than its competition through deep knowledge of its customers and the markets they serve.

Reed Exhibitions delivers a platform for industry communities to conduct business, to network and to learn through a range of market-leading events in growth sectors, especially in higher growth geographies, enabling exhibitors to target and reach new customers quickly and cost effectively.

Organic growth will be achieved by continuing to generate greater customer value through the intelligent application of customer knowledge, by developing new events, and by building out technology platforms to ensure the rapid deployment of innovation and best practices across the organisation. Reed Exhibitions is also shaping its portfolio through a combination of strategic partnerships and acquisitions in high-growth sectors and geographies as well as by withdrawing from markets and industries with lower long-term growth prospects.

Reed Exhibitions is committed to continually improving customer solutions and experience. By providing a variety of services, including its integrated web platform, the company continues to drive customer satisfaction. Using customer insights, Reed Exhibitions has developed an innovative product offering which enhances the value proposition for exhibitors by broadening their options in terms of the type and location of stand they take and the timing of their commitment to the event.

In 2013 Reed Exhibitions launched 37 new events. These included events which extended the geographical footprint of the luxury travel brand, ILTM, to Africa and the art brand, Paris Photo, to Los Angeles. Reed Exhibitions Japan responded again to customer demand by replicating its Tokyo-based World Smart Energy Week in Osaka. The UK-based event, Oceanology International, was successfully launched in China through a collaborative effort between the Chinese and UK teams. Regional strategies remain a key element of building business in China and Brazil, taking more events to China’s second tier cities and cloning events from São Paulo to Recife in Brazil’s fast developing north east. Reed Exhibitions now organises nearly 200 events in emerging markets.

A number of targeted acquisitions were completed during 2013. These included the Capsule portfolio of contemporary fashion events, located mainly in North America; Travelweek São Paolo, a high-end travel event servicing premium buyers across Latin America, and Expo Ferretera, the leading hardware event in Mexico. Elsewhere, acquisitions were made to expand Reed Exhibitions’ footprint in China and its global position in the advanced materials sector. Reed Exhibitions also entered into a partnership with Thebe Exhibitions, one of the leading events companies in South Africa, to form Thebe Reed Exhibitions, which will run a number of events, primarily in the travel and interior design sectors.

Business model, distribution channels and competition

The substantial majority of Reed Exhibitions’ revenues are from sales of exhibition space. The balance includes conference fees, online and offline advertising, sponsorship fees and, for some shows, admission charges. Exhibition space is sold directly or through local agents where applicable. Reed Exhibitions often works in collaboration with trade associations, which use the events to promote access for members to domestic and export markets, and with governments, for whom events can provide important support to stimulate foreign investment and promote regional and national enterprise. Increasingly, Reed Exhibitions is offering visitors and exhibitors the opportunity to interact before and after the show through the use of online tools such as directories and matchmaking.

Reed Exhibitions is the global market leader in a fragmented industry, holding less than a 10% global market share. Other international exhibition organisers include UBM, Informa IIR and some of the larger German Messe, including Messe Frankfurt, Messe Düsseldorf and Messe Munich. Competition also comes from industry trade associations and convention centre and exhibition hall owners.

Major brands

Reed Exhibitions’ major brands include: Pollutec, an international exhibition of environmental equipment, technologies and services; Gifts and Home, one of the largest business gifts and home fairs in China; Feicon Batimat, the international construction trade fair; Mipim, the world’s property market; World Smart Energy Week, a leading event for smart and renewable energy; Intercharm, an international perfumery and cosmetics exhibition; World Travel Market, a premier event for the travel industry; and National Hardware Show, a US home improvement and DIY fair.

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

REPSA actively manages intellectual property assets including trademarks such as The Lancet and databases such as Reaxys and PharmaPendium. ERSA is responsible for reinsurance activities for Reed Elsevier.

In 2013, EFSA was active in arranging the financing and foreign currency contracts for Reed Elsevier Group plc companies related to cross border dividends and acquisitions. In June 2013, EFSA issued $282 million of term debt notes due December 2018. It negotiated and advised Reed Elsevier Group plc companies on a number of banking and cash management arrangements in Continental Europe and Asia and continued to advise on treasury matters, including interest rate and foreign currency management and certain other financial exposures.

The average balance of cash under management by EFSA in 2013, on behalf of Reed Elsevier Group plc and its parent companies, was approximately $0.4 billion (2012: $0.5 billion).

At December 31, 2013, 85% (2012: 82%) of ERF’s gross assets were held in US dollars and 10% (2012: 17%) in euros, including $8.2 billion (2012: $8.4 billion) and €0.5 billion (2012: €0.6 billion) in loans to Reed Elsevier Group plc subsidiaries. Loans made to Reed Elsevier Group plc businesses are funded from equity, long term debt of $1.9 billion and short term debt of $0.3 billion backed by committed bank facilities. Sources of long term debt include Swiss domestic public bonds, euro notes, bilateral term loans, private placements and syndicated bank facilities. Short term debt is primarily derived from euro and US commercial paper programmes.

GOVERNMENT REGULATION

Certain of our businesses provide authorised customers with products and services such as access to public records and other information on US individuals. Our businesses that provide such products and services are subject to applicable privacy and consumer information laws and US federal and state and EU and member state regulation. Our compliance obligations vary from regulator to regulator, and include, among other things, strict data security programs, submissions of regulatory reports, providing consumers with certain notices and correcting inaccuracies in applicable reports. We are also subject to the terms of consent decrees and other settlements with certain regulators in the U.S. See “Item 8: Financial Information — Legal Proceedings” on page 79.

Section 219 of the Iran Threat Reduction and Syrian Human Rights Act of 2012 (the “ITRA”), which added Section 13(r) to the Securities Exchange Act of 1934, as amended (the “Exchange Act”), requires disclosures regarding certain activities relating to Iran or with persons designated pursuant to various U.S. Presidential Executive Orders. These disclosures are required even where the activities, transactions or dealings were conducted in compliance with applicable law. The ownership or control of our customers in Iran is often difficult to determine with certainty.

During 2013, Tarbiat Modares University, Urmia University, Masih Daneshvari Hospital, Kharazmi University, Ferdowsi University of Mashad, the Iran Ministry of Science, Research and Technology, the Iran Ministry of Health and

Tehran University of Medical Sciences purchased subscription access to our ScienceDirect online platform, and in some cases, also purchased print subscriptions or other publications from our scientific, medical & technical publications business. Petrochemical Commercial Company, National Petrochemical Company, Jam Petrochemical Company, Sepahan Oil Company, Zagros Petrochemical Company, Shazand Petrochemical Co., Bandar Imam Petrochemical Company, Tabriz Petrochemical Company, Arya Sasol Polymer Company, Polynar Corporation, Behran Oil Co., Ghaed Bassir Petrochemical Co., Fanavaran Petrochemical Co. and Farabi Petrochemical Company subscribed to our ICIS price reports relating to the global petrochemical, energy and fertilizer markets. Iran Air subscribed to our Flight Global aviation news and information service. Our exhibitions business provided exhibition space to the Cultural Centre of the Embassy of the Islamic Republic of Iran located in Japan.

During 2013, our aggregate revenue from the foregoing activities was approximately £4.45 million. We do not normally allocate net profit on a subscription-by-subscription, individual customer or country-by-country basis. However, we estimate that our net profit from these activities, after internal cost allocations, amounted to less than 0.075% of our net profit reported in our combined income statement for the year ended December 31, 2013.

Numerous individuals located in Iran subscribed to or purchased certain of our scientific, medical & technical publications. Many of these individuals are researchers, doctors or other professionals who have obtained subscriptions or purchased publications in their individual capacity, but who may be employed by government agencies in Iran or by hospitals, universities or other entities owned or controlled by the government of Iran. We work with authors, other contributors and journal editorial board members who are located in Iran, many of whom are employed at hospitals, universities or research institutions that are owned or controlled by the government of Iran. During 2013, we did not pay any fees or receive any revenues in connection with this activity. During 2013, numerous attendees at conferences organized by our exhibitions business were Iran nationals.

We believe these transactions and dealings were lawful under applicable laws and regulations, and anticipate that similar transactions or dealings may occur in the future.

ORGANISATIONAL STRUCTURE

A description of the corporate structure is included under “— History and Development” on page 12. A list of significant subsidiaries, associates, joint ventures and business units is included as an exhibit, see “Item 19: Exhibits” on pages S-3 and S-4.

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

All of the above properties are substantially occupied by Reed Elsevier businesses with the exception of the New York, New York property, where Reed Elsevier occupies less than half of the floor space.

No property owned or leased by Reed Elsevier which is considered material to Reed Elsevier taken as a whole is presently subject to liabilities relating to environmental regulations and none has major encumbrances.

ITEM 5: OPERATING AND FINANCIAL REVIEW AND PROSPECTS

OPERATING RESULTS — REED ELSEVIER

The following discussion is based on the combined financial statements of Reed Elsevier for the three years ended December 31, 2013 which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and as adopted by the European Union.

The following discussion should be read in conjunction with, and is qualified by reference to, the combined financial statements.

The following tables analyse Reed Elsevier’s revenue in each of the three years ended December 31, 2013, 2012 and 2011 by type, format and geographic market. Reed Elsevier derives its revenue principally from subscriptions, transactional and advertising sales. Transactional sales includes revenue from exhibitions.

Revenue by type

Year ended December 31,

	2013		2012		2011
	(in millions, except percentages)
Subscriptions	£3112	52%	£2,978	49%	£2,819	45%
Transactional	2,683	44	2,788	45	2,746	47
Advertising	240	4	350	6	437	8

Total	£6,035	£100%	£6,116	100%	£6,002	100%

Revenue by format

Year ended December 31,

	2013		2012		2011
	(in millions, except percentages)
Electronic	£3,971	66%	£3,896	21%	£3,767	63%
Print	1,168	19	1,305	64	1,451	22
Face to face	896	15	915	15	783	15

Total	£6,035	100%	£6,116	100%	£6,002	100%

Revenue by geographic market

Year ended December 31,

	2013		2012		2011
	(in millions, except percentages)
North America	£3,082	51%	£3,154	52%	£3,219	54%
United Kingdom	443	7	442	7	485	8
The Netherlands	166	3	165	3	189	3
Rest of Europe	1,074	18	1,176	19	1,095	18
Rest of world	1,270	21	1,179	19	1,014	17

Total	£6,035	100%	£6,116	100%	£6,002	100%

The cost profile of individual businesses within Reed Elsevier varies widely and costs are controlled on an individual business unit basis. The most significant cost item for Reed Elsevier as a whole is staff costs of £1,775 million (2012: restated £1,845 million; 2011: restated £1,831 million).

The following tables show revenue, operating profit and adjusted operating profit for each of Reed Elsevier’s business segments in each of the three years ended December 31, 2013, 2012 and 2011 together with the percentage change in 2013 and 2012 at both actual and constant exchange rates. Adjusted operating profit is included on the basis that it is the key segmental profit measure used by management to evaluate performance and allocate resources to the business segments, as reported under IFRS8: Operating Segments in note 3 to the combined financial statements. Adjusted operating profit represents operating profit before amortisation of acquired intangible assets, acquisition related costs, the share of profit on disposals in joint ventures, and is grossed up to exclude the equity share of taxes in joint ventures. A reconciliation of operating profit to adjusted operating profit is included below. Operating profit by business segment is provided as supplementary information.

	Revenue Year ended December 31,
	2013		2012		% change		2011		% change
					actual rates	constant rates(1)			actual rates	constant rates(2)
	(in millions, except percentages)
Scientific, Technical & Medical	£2,126	35%	£2,063	34%	+3%	+1%	£2,058	34%	0%	+1%
Risk Solutions	933	16%	926	15%	+1%	-1%	908	15%	+2%	+1%
Business Information	547	9%	663	11%	-17%	-19%	695	12%	-5%	-3%
Legal	1,567	26%	1,610	26%	-3%	-4%	1,634	27%	-1%	-1%
Exhibitions	862	14%	854	14%	+1%	+2%	707	12%	+21%	+25%

Total	£6,035	100%	£6,116	100%	-1%	-3%	£6,002	100%	+2%	+3%

	Operating Profit Year ended December 31,
	2013		2012 Restated		% change		2011 Restated		% change
					actual rates	constant rates(1)			actual rates	constant rates(2)
	(in millions, except percentages)
Scientific, Technical & Medical	£742	52%	£706	52%	+5%	+1%	£695	57%	+2%	+1%
Risk Solutions	312	22%	281	20%	+11%	+9%	181	15%	+55%	+54%
Business Information	71	5%	76	5%	-7%	-7%	68	5%	+13%	+15%
Legal	139	10%	146	11%	-5%	-4%	144	12%	+1%	+4%
Exhibitions	161	11%	171	12%	-6%	-3%	132	11%	+29%	+32%

Subtotal	£1,425	100%	£1,380	100%			£1,220	100%
Corporate costs	(49)		(47)				(49)

Total	£1,376		£1,333		+3%	+1%	£1,171		+14%	+14%

	Adjusted Operating Profit(3) Year ended December 31,
	2013		2012 Restated		% change		2011 Restated		% change
					actual rates	constant rates(1)			actual rates	constant rates(2)
	(in millions, except percentages)
Scientific, Technical & Medical	£826	46%	£780	45%	+6%	+2%	£768	47%	+2%	+1%
Risk Solutions	414	23%	392	23%	+6%	+4%	362	22%	+8%	+7%
Business Information	107	6%	119	7%	-10%	-11%	110	7%	+8%	+10%
Legal	238	13%	234	13%	+2%	+2%	229	14%	+2%	+4%
Exhibitions	213	12%	210	12%	+1%	+4%	167	10%	+26%	+30%

Subtotal	£1,798	100%	£1,735	100%			£1,636	100%
Corporate costs	(49)		(47)				(44)

Total	£1,749		£1,688		+4%	+1%	£1,592		+6%	+7%

(1)	Represents percentage change in 2013 over 2012 at constant rates of exchange, which have been calculated using the average and hedge exchange rates for the 2012 financial year. These rates were used in the preparation of the 2012 combined financial statements.

(2)	Represents percentage change in 2012 over 2011 at constant rates of exchange, which have been calculated using the average and hedge exchange rates for the 2011 financial year. These rates were used in the preparation of the 2011 combined financial statements.

(3)	Adjusted operating profit represents operating profit before the amortisation of acquired intangible assets, acquisition related costs, the share of profit on disposal in joint ventures and is grossed up to exclude the equity share of taxes in joint ventures, and is reconciled to operating profit below.

Adjusted operating profit for Reed Elsevier is a non-GAAP measure included on the basis that it is a key financial measure used by management in assessing performance, and is derived from operating profit as follows:

	2013	2012	2011
	(in millions)
Operating profit	£1,376	£1,333	£1,171
Adjustments:
Amortisation of acquired intangible assets	318	329	359
Acquisition related costs	43	21	52
Share of profit on disposals in joint ventures	—	—	(1)
Reclassification of tax in joint ventures	12	5	11

Adjusted operating profit	£1,749	£1,688	£1,592

Underlying revenue growth and underlying adjusted operating profit growth are non-GAAP measures included on the basis that they are key financial measures used by management in assessing performance. References to underlying growth are calculated to exclude the results of all acquisitions and disposals made in the current and prior year, assets held for sale and currency translation effects. The reconciliations of reported revenue and adjusted operating profit year-on-year are presented below:

	Revenue		Adjusted operating profit
	£m	% change	£m	% change
Year to December 31, 2011	6,002		1,592
Underlying growth	230	+4%	94	+6%
Acquisitions	148	+3%	35	+2%
Disposals	(201)	-4%	(22)	-2%
Currency effects	(63)	-1%	(11)	-1%

Year to December 31, 2012	6,116	+2%	1,688	+5%
Underlying growth	136	+2%	75	+5%
Acquisitions	69	+1%	11	—
Disposals	(362)	-6%	(62)	-4%
Currency effects	76	+2%	37	+3%

Year to December 31, 2013	6,035	-1%	1,749	+4%

In the commentary following, percentage movements are at actual exchange rates unless otherwise stated. Percentage movements at constant exchange rates are calculated using the average and hedge exchange rates for the previous financial year. Percentage movements at both actual rates and constant rates are shown in tables on page 27. The effect of currency movements on the 2013 results is further described separately below (see “— Effect of Currency Translation” on page 38). References to operating profit relate to operating profit including joint ventures. Adjusted operating margin and underlying growth are defined in the glossary on pages S-1 and S-2.

Results of Operations for the Year Ended December 31, 2013

Compared to the Year Ended December 31, 2012

Revenue was £6,035 million (2012: £6,116 million), down 1%. Underlying revenue growth was 2%, or 3% excluding the net cycling in our exhibitions business.

The overall effect of disposals in 2013 was to reduce revenue by 6%, partially offset by a 1% increase from acquisitions. There have been disposals in each of our businesses, but the effect is most significant in Risk Solutions, where we sold the pre-employment screening business, in Business Information where we made a number of disposals, and in Legal where Martindale-Hubbell, the US lawyer directory, was spun out into a joint venture. Disposals made throughout 2013 will continue to impact reported revenue and operating profit growth rates in 2014.

The impact of currency movements was to increase revenue by 2%, principally due to the strengthening of the US dollar, on average, against sterling during 2013.

Total operating costs, including the amortisation of acquired intangible assets and acquisition related costs, decreased by 2%, principally reflecting business disposals.

Cost of sales were £2,118 million, down 1% compared with 2012, in line with the overall decrease in revenue. Selling and distribution costs were £1,005 million, also down 1%. Administration and other expenses were £1,565 million, down 5%, principally reflecting the impact of business disposals. Except as noted, changes in cost of sales, selling and distribution costs, and administration and other expenses, including changes in individual components thereof, were not material to the operating profit performance of the individual segments.

The amortisation charge in respect of acquired intangible assets, including the share of amortisation in joint ventures, was £318 million (2012: £329 million). Acquisition related costs were £43 million (2012: £21 million), including a charge for deferred consideration payments required to be expensed under IFRS.

Total operating costs, excluding the amortisation of acquired intangible assets and acquisition related costs, decreased by 3%, reflecting business disposals.

Depreciation and amortisation of internally generated intangible assets increased to £249 million (2012: £227 million), while actions were taken across our businesses, especially Legal, to improve cost efficiency.

The net pension expense, excluding the net pension financing charge, was £61 million (2012: £89 million), including settlement and past service credits of £59 million (2012: £20 million), mainly arising from benefits changes in the US, which will reduce future costs for our US businesses.

Underlying operating costs, excluding acquisitions and disposals, were up 2%, reflecting investment in global technology platforms and launching of new products and services, partly offset by continued process improvements.

Reported operating profit was £1,376 million (2012: £1,333 million).

Total adjusted operating profit was £1,749 million (2012: £1,688 million), up 4%. Underlying adjusted operating profit grew 5%. The impact of disposals was to reduce adjusted operating profit by 4%. Currency effects increased adjusted operating profit by 3%.

The overall adjusted operating margin of 29.0% was 1.4 percentage points higher than in the prior year. This included a 0.5 percentage point benefit to margin from portfolio change and a 0.3 percentage point benefit from currency effects.

Net pre-tax disposal gains were £16 million (2012: £45 million), arising from a gain on the sale of Risk Solutions’ pre-employment screening business, offset by a net loss on other disposals. These were offset by a related tax charge of £34 million (2012: £58 million credit).

Net finance costs were lower at £196 million (2012: £227 million), including the pension financing charge of £19 million (2012: £11 million). The reduction primarily reflects the benefit of term debt refinancing at lower rates.

Profit before tax was £1,196 million (2012: £1,151 million). The tax charge was £81 million (2012: £102 million). This included a deferred tax credit of £221 million arising on the alignment of certain business assets with their global management structure. The reported net profit attributable to the parent companies’ shareholders was £1,110 million (2012: £1,044 million).

Scientific, Technical & Medical

	Revenue* % change	Adjusted* operating profit % change
Underlying growth	2%	3%
Acquisitions/disposals	-1%	-1%
Currency effects	2%	4%

Total growth	3%	6%

*	Percentage movements in this and similar tables on pages 30 to 37 relate to changes in revenue and adjusted operating profit expressed in sterling.

The Scientific, Technical & Medical business achieved volume growth in primary research submissions and usage, and in databases & tools, across the scientific, technical & medical segments. Electronic revenue, which now accounts for 72% of the total, grew across all segments. Print book sales and pharma promotion continued to decline.

Revenue was £2,126 million (2012: £2,063 million), up 3%. Underlying revenue growth was 2%.

In primary research, growth in article submissions and usage remained strong across the scientific, technical and medical segments, and journal quality, as measured by Impact Factor, continued to improve. Revenue growth was driven by solid subscription renewals and new sales. “Author-pays” or “author’s-funder pays” article volumes continued to grow from a small base. Good growth in scientific databases & tools and electronic clinical solutions was also supported by new sales.

Print book sales and pharma promotion continued to decline reflecting a combination of format migration and structural changes in the pharmaceutical industry.

Portfolio development continued in 2013. Disposals included Elsevier Business Intelligence and a number of small print and pharma focused assets. We supported our organic growth strategy with small targeted acquisitions, including Mendeley, an online reference management and collaboration solution. The overall effect of portfolio changes was to reduce revenue by 1%.

The impact of currency movements was to increase revenue by 2%.

Total operating costs, including acquired intangible asset amortisation and acquisition related costs, increased by 2% to £1,384 million. Amortisation of acquired intangible assets increased to £76 million (2012: £68 million). Depreciation and amortisation of internally generated intangible assets increased to £95 million (£2012: £82 million).

Underlying operating costs, excluding acquired intangible asset amortisation and acquisition related costs, grew by 1%.

Adjusted operating profit was £826 million (2012: £780 million), up 6%. Underlying adjusted operating profit grew 3%. The effect of portfolio changes was to reduce adjusted operating profit by 1%. The impact of currency movements was to increase adjusted operating profit by 4%.

The adjusted operating margin increased by 1.0 percentage points, which included a 0.6 percentage point benefit from currency effects.

Risk Solutions

	Revenue % change	Adjusted operating profit % change
Underlying growth	8%	8%
Acquisitions/disposals	-9%	-4%
Currency effects	2%	2%

Total growth	1%	6%

All business segments achieved growth in 2013. The improvement in adjusted operating margin largely reflects the impact of portfolio changes, as underlying operating cost growth was in line with underlying revenue growth, reflecting continued new product development.

Revenue was £933 million (2012: £926 million), up 1%. Underlying revenue growth was 8%.

The 2013 results reflect the impact of portfolio changes, including the disposal of the pre-employment screening business, and some small acquisitions. Taken together, these portfolio changes had the effect of reducing revenue by 9%.

The impact of currency movements was to increase revenue by 2%.

Revenue growth in the insurance segment was driven by good take up of new products and services across the insurance workflow, expansion into adjacent market verticals, and volume growth in the core underwriting business. The expansion into international markets is progressing well, although the absolute revenue contribution remains small relative to Risk Solutions overall.

Business Services growth reflected strong demand for identity authentication and fraud detection solutions across markets. The US mortgage refinancing market did slow down in the second half as expected, but the impact of this was largely offset by continued good growth elsewhere.

New product sales drove strong growth in government revenue for the year, somewhat tempered by a slowdown in federal markets in the fourth quarter.

Total operating costs, including acquired intangible asset amortisation and acquisition related costs, decreased by 4% to £621 million. The amortisation charge in respect of acquired intangible assets decreased to £97 million (2012: £109 million), reflecting business disposals.

Underlying operating costs, excluding acquired intangible asset amortisation and acquisition related costs, grew 8% reflecting continued investment in new product development.

Adjusted operating profit was £414 million (2012: £392 million), up 6%. Underlying adjusted operating profit grew 8%. The effect of portfolio changes was to reduce adjusted operating profit by 4%. The impact of currency movements was to increase adjusted operating by profit by 2%.

The adjusted operating margin increased by 2.1 percentage points, principally driven by portfolio changes.

Business Information

	Revenue % change	Adjusted operating profit % change
Underlying growth	4%	14%
Acquisitions/disposals	-23%	-25%
Currency effects	2%	1%

Total growth	-17%	-10%

Underlying revenue growth accelerated in 2013 reflecting continued good growth in data services and modest growth elsewhere. Focus on process innovation drove a further improvement in adjusted operating profit margin.

Revenue was £547 million (2012: £663 million), down 17%. Underlying revenue growth was 4%.

Major Data Services, which now accounts for over 50% of continuing portfolio revenue, achieved strong growth in 2013 driven by Accuity, ICIS and XpertHR.

Leading Brands and Other Business Magazines & Services achieved modest growth, despite weak print advertising markets, with solid results from data solutions and the agricultural segments.

In 2013 we continued to exit from businesses that no longer fit our strategy, with disposals during the period including RBI Australia, Italy, and France. Since the beginning of 2014 we have also divested BuyerZone in the Marketing Solutions segment. Portfolio changes reduced revenue by 23%.

The impact of currency movements was to increase revenue by 2%.

Since bringing the management structure of Reed Business Information and Risk Solutions more closely together at the end of 2012 we have made good initial progress on leveraging Risk Solutions’ strength in data, analytics and technology across Reed Business Information’s broader geographic footprint.

Total operating costs, including acquired intangible asset amortisation and acquisition related costs, decreased by 19% to £476 million. This included a £37 million reduction in cost of sales, a £36 million reduction in selling and distribution costs and a £38 million reduction in administration and other expenses, each reflecting business disposals. The amortisation charge in respect of acquired intangible assets decreased to £31 million (2012: £37 million).

Underlying operating costs, excluding acquired intangible asset amortisation and acquisition related costs, grew by 1%.

Adjusted operating profit was £107 million (2012: £119 million), down 10%. Underlying adjusted operating profit grew 14%. The effect of portfolio changes was to reduce adjusted operating profit by 25%. The impact of currency movements was to increase adjusted operating profit by 1%.

The adjusted operating margin increased by 1.5 percentage points, the result of the continued organic transformation of the business.

Legal

	Revenue % change	Adjusted operating profit % change
Underlying growth	1%	5%
Acquisitions/disposals	-5%	-4%
Currency effects	1%	1%

Total growth	-3%	2%

Positive underlying revenue growth was maintained in 2013 despite subdued market conditions in the US and Europe. Electronic revenue continued to show good growth, largely offset by print declines.

Revenue was £1,567 million (2012: £1,610 million), down 3%. Underlying revenue growth was 1%.

In the US and in our major European markets, conditions remained subdued, with growth in online solutions largely offset by continued print declines. Other international markets achieved good growth.

The roll out of new product releases continued, with 73% of US legal customers activated on the New Lexis platform at period end, and new product usage progressing well.

The 2013 results reflect the impact of portfolio reshaping over the last 18 months, including the disposal of the US document retrieval and filing business in late 2012 and other small print assets early in 2013. In the second half of 2013 LexisNexis Martindale-Hubbell, the US lawyer directory, was spun out into a joint venture with Internet Brands, a broad-based internet marketing firm.

Portfolio changes reduced revenue by 5%. The impact of currency movements was to increase revenue by 1%.

Total operating costs, including acquired intangible asset amortisation and acquisition related costs, decreased by 2% to £1,428 million. The amortisation charge in respect of acquired intangible assets amounted to £74 million (2012: £83 million). Acquisition related costs increased to £22 million (2012: £4 million) including a charge for certain deferred consideration required to be expensed under IFRS. Depreciation and amortisation of internally generated intangible assets increased to £108 million (£2012: £92 million), offset by actions taken to improve cost efficiency.

Underlying operating costs, excluding acquired intangible asset amortisation and acquisition related costs, were flat year on year.

Adjusted operating profit was £238 million (2012: £234 million), up 2%. Underlying adjusted operating profit grew 5%. The effect of portfolio changes was to reduce adjusted operating profit by 4%. The impact of currency movements was to increase adjusted operating profit by 1%.

Ongoing process innovation and some initial decommissioning of old infrastructure more than offset inflation and higher depreciation, contributing to a 0.7 percentage point improvement in the adjusted operating profit margin during 2013.

Exhibitions

	Revenue % change	Adjusted operating profit % change
Underlying growth (excluding biennial cycling)	7%
Biennial cycling effects	-5%

Underlying growth (including biennial cycling)	2%	4%
Acquisitions/disposals	0%	0%
Currency effects	-1%	-3%

Total growth	1%	1%

In 2013 Exhibitions maintained strong underlying revenue growth of 7% excluding the effect of biennial show cycling. While growth in Europe was modest, the US, Japan, Brazil and other markets all grew well.

Revenue was £862 million (2012: £854 million), up 1%. Underlying revenue growth was 2% (7% excluding biennial cycling).

The US and Japan achieved strong revenue growth for the year. US shows reported good growth in visitor numbers, and growth in Japan was supported by leadership of the alternative energy sector and new launches. Brazil and China continued to generate strong growth.

In Europe good growth in international events more than offset softness in some domestic continental European events, resulting in modest overall growth.

In 2013 we launched 37 new events, primarily in high-growth geographies and sectors, including the highly successful launch of World Travel Market Latin America, building on a global franchise.

We undertook a number of portfolio changes during the year, with acquisitions including Expo Ferretera in Mexico, IPSA in Russia, Travelweek Sao Paulo in Brazil and Capsule in the US. Disposals include a number of Spanish events as well as some smaller events across geographies.

Portfolio changes had no overall effect on revenue growth during 2013. Currency movements reduced revenue by 1%.

The impact of biennial exhibition cycling has steadily been reduced from 10% in 2011 through 8% in 2012, to 5% in 2013.

Total operating costs, including acquired intangible asset amortisation and acquisition related costs, were £701 million, up 3%. The amortisation charge in respect of acquired intangible assets increased to £40 million (2012: £32 million) as a result of acquisitions completed in 2013 and 2012.

Underlying operating costs, excluding acquired intangible asset amortisation and acquisition related costs, grew 1%, slightly below revenue.

Adjusted operating profit was £213 million (2012: £210 million), up 1%. Underlying adjusted operating profit grew 4%. Portfolio changes had no overall impact on adjusted operating profit growth during 2013. The impact of currency movements was to reduce adjusted operating profit by 3%.

The adjusted operating margin increased by 0.1 percentage points.

Results of Operations for the Year Ended December 31, 2012

Compared to the Year Ended December 31, 2011*

*Comparative financial information has been restated following the adoption of IAS19 Employee Benefits (revised), see note 2 to the combined financial information on page F-16.

Revenue was £6,116 million (2011: £6,002 million), up 2%. Underlying revenue growth was 4%, or 3% excluding the net cycling in of biennial exhibitions.

The overall effect of disposals in 2012 was to reduce revenue by 4%, offset by a 3% increase from acquisitions. The impact of currency movements was to reduce revenue by 1%.

Total operating costs, including the amortisation of acquired intangible assets and acquisition related costs, decreased by 1%.

Cost of sales were £2,139 million, up 1% compared with 2011, with underlying volume growth and product development partly offset by the impact of disposals. Selling and distribution costs were £1,015 million, down 6%, including the impact of disposals. Administration and other expenses were £1,653 million, flat with the prior year, with the impact of disposals, including the lower acquired intangible asset amortisation, offset by technology investments. Except as noted, changes in cost of sales, selling and distribution costs, and administration and other expenses, including changes in individual components thereof, were not material to the adjusted operating profit performance of the individual segments.

The amortisation charge in respect of acquired intangible assets, including the share of amortisation in joint ventures, decreased to £329 million (2011: £359 million), reflecting business disposals. Acquisition related costs were £21 million (2011: £52 million), reflecting the completion of the ChoicePoint integration programme in 2011.

Total operating costs, excluding the amortisation of acquired intangible assets and acquisition related costs, were flat year on year.

Depreciation and amortisation of internally generated intangible assets increased to £227 million (2011: £207 million).

The net pension expense, excluding the net pension financing charge, was £89 million (2011: £96 million), including settlement and curtailment credits of £20 million (2011: £9 million).

Underlying operating costs, excluding acquisitions and disposals, were up 4%, reflecting volume growth as well as organic investment in new product development and sales & marketing, partly offset by continued improvements in process efficiency.

Reported operating profit was £1,333 million (2011: £1,171 million), primarily reflecting improved trading performance as well as lower amortisation and acquisition related costs.

Adjusted operating profit was £1,688 million (2011: £1,592 million), up 6%. Underlying growth was 6%. The overall effect of disposals in 2012 was to reduce adjusted operating profit by 2%, offset by a 2% increase from acquisitions. Currency effects reduced adjusted operating profit by 1%.

The overall adjusted operating margin at 27.6% was 1.1 percentage points higher than in the prior year. This included a 0.5 percentage point benefit to margin from portfolio change and a 0.1 percentage point benefit from currency effects.

Disposals and other non operating gains were £45 million (2011: £21 million losses), principally arising from business divestments, in particular Totaljobs, offset by property charges relating to disposed businesses.

Net finance costs were lower at £227 million (2011: £244 million), including the pension financing charge of £11 million (2011: £9 million). This reflects the benefit of term debt refinancing.

Profit before tax was £1,151 million (2011: £905 million). The tax charge was £102 million (2011: £167 million). This includes an exceptional tax credit of £96 million resulting from the resolution of a number of significant prior year tax matters. Net profit attributable to the parent companies’ shareholders was £1,044 million (2011: £731 million).

Scientific, Technical & Medical

	Revenue % change	Adjusted operating profit % change
Underlying growth	2%	4%
Acquisitions/disposals	-1%	-3%
Currency effects	-1%	1%

Total growth	0%	2%

Elsevier achieved revenue growth in primary research and databases & tools across scientific & medical segments, with particular strength in emerging markets. Research article submissions and usage grew by double digits. Electronic revenue, which now accounts for 68% of total revenue, grew across all segments. Print book and pharma promotion revenues continued to decline.

Revenue was £2,063 million (2011: £2,058 million), in line with the prior year. Underlying revenue growth was 2%.

The effect of portfolio changes and currency movements was to reduce revenue by 1% each.

Underlying revenue growth in primary research solutions across the scientific and medical segments was driven by double digit growth in both submissions and article downloads, notably in faster growing economies outside Europe and the US. The number of article submissions to journals exceeded 1 million for the first time in 2012, with over 11 million users downloading nearly 700 million articles during the year. Elsevier’s overall relative impact factor and citation share continued to grow in the year.

In addition to growth in traditional “subscriber-pays” article volumes, “author-pays”, or “author’s-funder-pays” article volumes increased during the year, albeit from a small base. A sponsored article option is currently available in 1,500 journals and 30 stand-alone journals operate under this payment model.

Growth in databases & tools revenue was driven by new sales and usage growth.

Sales of print books to individuals continued to decline in 2012 reflecting format migration and subdued reference and education markets. Print pharma promotion revenue also continued to decline, reflecting industry trends.

In August 2012 the management structure of Elsevier was reorganised, combining science & technology and health sciences. Had these revenue streams still been managed separately, their pro forma underlying revenue growth would have been 5% and flat respectively.

Total operating costs, including acquired intangible asset amortisation and acquisition related costs, at £1,357 million were flat year on year. The amortisation charge in respect of acquired intangible assets was £68 million (2011: £72 million). Depreciation and amortisation of internally generated intangible assets increased to £82 million (£2011: £69 million).

Underlying operating costs grew by 2%, in line with underlying revenue growth.

Adjusted operating profit was £780 million (2011: £768 million), up 2%. Underlying adjusted operating profit grew 4%. The effect of portfolio changes was to reduce adjusted operating profit by 3%. The impact of currency movements was to increase adjusted operating profit by 1%.

The adjusted operating margin increased by 0.5 percentage points, which included a 0.4 percentage point benefit from currency effects.

Risk Solutions

	Revenue % change	Adjusted operating profit % change
Underlying growth	6%	6%
Acquisitions/disposals	-5%	1%
Currency effects	1%	1%

Total growth	2%	8%

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

Revenue was £926 million (2011: £908 million), up 2%. Underlying revenue growth was 6%.

In January 2013 the disposal of the Screening business was announced, which has been excluded from underlying revenue growth figures. If Screening had been included in the underlying results for 2012, the underlying revenue growth rate for Risk Solutions as a whole would still have been 6%.

Portfolio changes, primarily the insurance software solutions business disposed in 2011, reduced revenue by 5%.

The impact of currency movements was each to increase revenue by 1%.

The Insurance business grew underlying revenue by 7%, with growth reflecting the extension of products and services across the insurance carrier workflow, and expansion in new market segments.

Business Services revenue growth was 7%. In financial services, the anti-money laundering, fraud detection and credit decisioning solutions all performed well, and revenue was positively impacted by some temporary effects of increased mortgage refinancing activities. The receivables management business remained soft.

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

Total operating costs, including acquired intangible asset amortisation and acquisition related costs, were £645 million, down 11%. Acquired intangible amortisation fell to £109 million (2011: £156 million) following the disposal of the insurance software solutions business. Acquisition related costs decreased to £2 million (2011: £25 million) reflecting the completion of the ChoicePoint integration in 2011.

Underlying operating cost growth of 7% was broadly in line with revenue growth reflecting spend on new product and content sets.

Adjusted operating profit was £392 million (2011: £362 million), up 8%. Underlying adjusted operating profit grew 6%. The effect of portfolio changes and currency movements was to increase adjusted operating profit by 1% each.

The adjusted operating margin increased by 2.4 percentage points, largely reflecting the impact of portfolio changes in 2011.

Business Information

	Revenue % change	Adjusted operating profit % change
Underlying growth	2%	10%
Acquisitions/disposals	-5%	0%
Currency effects	-2%	-2%

Total growth	-5%	8%

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

Revenue was £663 million (2011: £695 million), down 5%. Underlying revenue growth was 2%.

Portfolio changes, including the disposal of Totaljobs, Marketcast and Variety, reduced revenue by 5%. The impact of currency movements was to reduce revenue by 2%.

Double digit growth at BankersAccuity and ICIS helped to drive growth in Major Data Services, mitigated by continued weakness in US construction data. Major Data Services now accounts for approximately 45% of continuing portfolio proforma revenue and the majority of Reed Business Information operating profit.

Marketing Solutions delivered modest growth in 2012 and, following the disposal of Totaljobs and Hotfrog, accounts for only a small proportion of continuing portfolio revenue.

Leading Brands also delivered modest underlying revenue growth as solid performances in the UK agriculture and property sectors were offset by advertising declines elsewhere.

Other Business Magazines & Services saw moderating underlying revenue declines and continued portfolio reshaping.

Businesses including Totaljobs, Marketcast, Variety, RBI Australia and RBI Spain were disposed of or reclassified as held for sale during the year. These actions have contributed to the transformation of Reed Business Information’s profile, with user and subscription services now accounting for nearly 70% of revenue, and electronic revenue streams now accounting for over half of the total.

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

Total operating costs, including acquired intangible asset amortisation and acquisition related costs, were £587 million, down 6%, as a result of portfolio changes. Acquired intangible amortisation increased to £37 million (2011: £29 million), reflecting acquisitions completed during 2011, particularly Accuity.

Underlying operating costs, excluding acquired intangible asset amortisation and acquisition related costs, grew by 1%.

Adjusted operating profit was £119 million (2011: £110 million), up 8%. Underlying adjusted operating profit grew 10%. Portfolio changes had no effect on adjusted operating profit growth. The impact of currency movements was to reduce adjusted operating profit by 2%.

Focus on process innovation together with the benefits of portfolio development helped to increase the adjusted operating profit margin by 2.2 percentage points.

Legal

	Revenue % change	Adjusted operating profit % change
Underlying growth	1%	4%
Acquisitions/disposals	-2%	0%
Currency effects	0%	-2%

Total growth	-1%	2%

Underlying revenue growth was positive despite subdued legal markets in the US and Europe. Growth was driven by electronic products and services, which account for over 75% of total revenue. In 2012 new products and services were released on the New Lexis platform.

Revenue was £1,610 million (2011: £1,634 million), down 1%. Underlying revenue growth was 1%. Portfolio changes reduced revenue by 2%. Currency movements had no impact on revenue growth.

In the US, usage and sales of online research and litigation solutions to law firms grew despite challenging market conditions. Underlying revenues from government and corporate customers also grew modestly. Print revenue continued to decline, and News & Business revenue declines moderated.

LexisNexis introduced new releases of Lexis Advance during 2012, combining the business’ domain expertise and content with Reed Elsevier’s “big data” HPCC technology to allow researchers within legal and professional organisations to find highly relevant information more easily and efficiently. The new applications had US customer penetration of 45% by the 2012 year end.

In Europe market conditions remain subdued, with growth in online revenue largely offset by declining print revenue.

Total operating costs, including acquired intangible asset amortisation and acquisition related costs, decreased to £1,464 million, down 2%. Depreciation and amortisation of internally generated intangible assets increased to £92 million (2011: £87 million).

Underlying operating, excluding acquired intangible asset amortisation and acquisition related costs, grew by 1% in line with underlying revenue.

Adjusted operating profit was £234 million (2011: £229 million), up 2%. Underlying adjusted operating profit grew 4%. Portfolio changes had no effect on adjusted operating profit growth. The impact of currency movements was to reduce adjusted operating profit by 2%.

The adjusted operating profit margin improved by 0.5 percentage points, with process efficiencies offsetting continued spend on new product development.

Exhibitions

	Revenue % change	Adjusted operating profit % change
Underlying growth (excluding biennial cycling)	7%
Biennial cycling effects	8%

Underlying growth (including biennial cycling)	15%	20%
Acquisitions/disposals	10%	10%
Currency effects	-4%	-4%

Total growth	21%	26%

Exhibitions saw growth in the US and Japan, moderate growth in Europe, and double digit growth in most emerging markets during the year. Investment continued throughout the year, launching 30 new shows in total, including several in high growth markets through partnerships and targeted acquisitions.

Revenue was £854 million (2011: £707 million), up 21%. Underlying revenue growth was 15% (7% excluding biennial cycling).

Portfolio changes, including the acquisition of Equipotel, Agenda and Alcantara Machado, increased revenue by 10%. The impact of currency movements was to reduce revenue by 4%.

In the US and Japan underlying revenue increased, and growth in emerging markets was well into double digits. In Europe growth from a number of core events helped to offset some softness in southern European markets, resulting in moderate underlying revenue growth overall in the region.

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

Total operating costs, including acquired intangible asset amortisation and acquisition related costs, were £683 million up 19%, reflecting the investment in new shows and the net cycling. Acquired intangible amortisation increased to £32 million (2011: £24 million). Depreciation and amortisation of acquired intangible assets increased to £16 million (2011: £10 million).

Underlying operating costs grew by 14%, slightly below revenue growth, reflecting the impact of biennial cycling.

Adjusted operating profit was £210 million (2011: £167 million), up 26%. Underlying adjusted operating profit grew 20%. The effect of portfolio changes was to increase adjusted operating profit by 10%. The impact of currency movements was to reduce adjusted operating profit by 4%.

The adjusted operating profit margin improved by 1.0 percentage points, reflecting both process efficiencies and the positive impact of biennial event cycling.

Critical Accounting Policies

The accounting policies of the Reed Elsevier combined businesses under IFRS as issued by the IASB and as adopted by the EU are described in note 2 to the combined financial statements. The most critical accounting policies and estimates used in determining the financial condition and results of the combined businesses, and those requiring the most subjective or complex judgments, relate to the valuation of goodwill and acquired intangible assets, capitalisation of development spend and taxation.

The Audit Committees of Reed Elsevier PLC, Reed Elsevier NV and Reed Elsevier Group plc have reviewed the development and selection of critical accounting estimates, and the disclosure of critical accounting policies in the financial statements.

Effect of Currency Translation

The combined financial statements are expressed in sterling and are therefore subject to the impact of movements in exchange rates on the translation of the financial information of individual businesses whose operational currencies are other than sterling. The principal exposures in relation to the results reported in sterling are to the US dollar and the euro, reflecting Reed Elsevier’s business exposure to the United States and the euro zone, its most important markets. Some of these exposures are offset by denominating borrowings in US dollars.

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

Currency differences increased Reed Elsevier’s revenue by £76 million in 2013 compared to 2012. Excluding amortisation of acquired intangible assets of £318 million and acquisition related costs of £43 million, currency differences increased operating profits by £37 million in 2013 compared to 2012. Acquired intangible asset amortisation and acquisition related costs are predominantly denominated in US dollars and, after these charges, currency differences increased operating profits by £30 million in 2013 compared to 2012. Borrowings are predominantly denominated in US dollars and, after charging net finance costs, currency differences increased profit before tax by £29 million in 2013 compared to 2012.

Recently Issued Accounting Pronouncements

Recently Issued Accounting Pronouncements are set out in note 2 to the combined financial statements.

LIQUIDITY AND CAPITAL RESOURCES — REED ELSEVIER

Cash Flow

Reed Elsevier’s cash generated from operations in 2013 amounted to £1,943 million (2012: £1,847 million; 2011: £1,735 million). Included in these net cash inflows are cash outflows of £40 million (2012: £62 million; 2011: £90 million) relating to acquisition related costs and exceptional restructuring costs incurred in prior years. A substantial proportion of revenue is received through subscription and similar advanced receipts, principally for scientific and medical journals and exhibition fees. At December 31, 2013 subscriptions and other revenues received in advance totalled £1,403 million (2012: £1,394 million; 2011: £1,412 million).

Reed Elsevier’s cash outflow on the purchase of property, plant and equipment in 2013 was £57 million (2012: £70 million; 2011: £85 million), while proceeds from the sale of property, plant and equipment amounted to £6 million (2012: £7 million; 2011: £7 million). The cash outflow on internally developed intangible assets in 2013 was £251 million (2012: £263 million; 2011: £265 million), reflecting sustained investment in new products and related infrastructure, particularly in the Legal business.

Net cash proceeds from disposals amounted to £195 million, after related separation and transaction costs, and working capital and other adjustments in respect of prior year transactions.

During 2013, Reed Elsevier paid a total of £221 million (2012: £316 million; 2011: £529 million) for acquisitions, including deferred consideration of £21 million (2012: £30 million; 2011: £22 million) on past acquisitions and after taking account of net cash acquired of £14 million (2012: £12 million; 2011: £24 million). A further £10 million (2012: £7 million; 2011: £10 million) was paid on the purchase of investments during the year. During 2013, Reed Elsevier paid tax of £362 million (2012: £216 million; 2011: £218 million).

Share repurchases by the parent companies in 2013 were £600 million (2012: £250 million; 2011: nil), with a further £100 million repurchased in 2014 as at February 26, 2014. On February 27, 2014, Reed Elsevier PLC and Reed Elsevier NV announced their intention to repurchase further ordinary shares up to the value of £500 million in aggregate over the remainder of 2014. No shares of the parent companies were purchased by the Reed Elsevier Group plc Employee Benefit Trust (2012: nil; 2011: nil). Proceeds from the exercise of share options were £125 million (2012: £48 million; 2011: £9 million).

During 2013, Reed Elsevier paid ordinary dividends totalling £549 million to the shareholders of the parent companies (2012: £521 million; 2011: £497 million). Dividend payments are funded by the operating cash flow of the business after capital spend.

Net borrowings, a key indebtedness measure used in assessing Reed Elsevier’s financial position, at December 31, 2013 were £3,072 million (2012: £3,127 million; 2011: £3,433 million), comprising gross borrowings of £3,281 million, less £77 million of related derivative financial instrument assets and cash and cash equivalents of £132 million. Excluding currency effects, net borrowings decreased by £27 million with acquisitions and share repurchases funded from free cash flow and proceeds from divestments.

Net borrowings are reconciled as follows:

	2013	2012	2011
	£m	£m	£m
Cash & cash equivalents	132	641	726
Borrowings	(3,281)	(3,892)	(4,282)
Related derivative financial instruments	77	124	123

Net borrowings	(3,072)	(3,127)	(3,433)

In July 2013, Reed Elsevier’s committed bank facility, maturing in June 2015, was cancelled and replaced with a new $2.0 billion facility, maturing in July 2018.

In March 2013, $309 million principal amount of term debt maturing in 2019, with a coupon of 8.625%, was exchanged for $389 million principal amount of the 3.125% term debt maturing in 2022 and cash. The exchange is treated as a debt modification for accounting purposes. The premium arising is offset against the carrying amount of the newly issued term debt maturing in 2022 and will be amortised over its life. In June 2013, $282 million of Swiss franc denominated fixed rate term debt due in 2018 was issued at a coupon of 1.0%. In December 2013, $461 million of US term debt maturing in January 2014 was redeemed, taking advantage of the make-whole election.

The directors of Reed Elsevier PLC and Reed Elsevier NV, having made appropriate enquiries, consider that adequate resources exist for the combined businesses to continue in operational existence for the foreseeable future.

Contractual Obligations

The contractual obligations of Reed Elsevier relating to debt finance and operating leases at December 31, 2013 analysed by when payments are due, are summarised below.

	Total	Less than 1 year	1-3 years	3-5 years	After 5 years
	(in millions)
Short term debt(1)(2)	£656	£656	£—	£—	£—
Long term debt (including finance leases)(2)	3,553	129	828	685	1,911
Operating leases	546	103	156	118	169

Total	£4,755	£888	£984	£803	£2,080

(1)	Short term debt primarily comprises term debt issues maturing within one year and commercial paper, and is supported by a $2,000 million committed bank facility maturing in July 2018 and by the central management of cash and cash equivalents. At December 31, 2013 the committed bank facility was undrawn.

(2)	Short and long term debt obligations comprise undiscounted principal and interest cash flows. Interest cash flows are calculated by reference to the contractual payment dates and the fixed interest rates (for fixed rate debt) or the relevant forecast interest rates (for floating rate debt).

Information on retirement benefit obligations is set out in note 6 to the combined financial statements.

Off-Balance Sheet Arrangements

Save as disclosed above under “Contractual Obligations”, Reed Elsevier has no off-balance sheet arrangements that currently have or are reasonably likely to have a material effect on the combined businesses’ financial condition, results of operations, liquidity, capital expenditure or capital resources.

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

Interest Rate Exposure Management

Reed Elsevier’s interest rate exposure management policy aims to reduce the exposure of the combined businesses to changes in interest rates at efficient cost. To achieve this Reed Elsevier uses fixed rate term debt, interest rate swaps, forward rate agreements and interest rate options. Interest rate derivatives are used only to hedge an underlying risk and no net market positions are held.

After taking into account interest rate and currency derivatives, at December 31, 2013 interest expense was fixed on 57% of Reed Elsevier’s gross borrowings which had a weighted average remaining life of 6.0 years.

Foreign Currency Exposure Management

Translation exposures arise on the earnings and net assets of business operations in countries other than those of each parent company. Some of these exposures are offset by denominating borrowings in US dollars.

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

As at December 31, 2013, the amount of outstanding foreign exchange cover against future transactions was £1.3 billion (2012: £1.2 billion; 2011: £1.3 billion).

Credit Risk

Reed Elsevier has a credit exposure for the full principal amount of cash and cash equivalents held with individual counterparties. In addition, it has a credit risk from the potential non-performance by counterparties to financial instruments; this credit risk normally being restricted to the amounts of any hedge gain and not the full principal amount being hedged. Credit risks are controlled by monitoring the credit quality of counterparties, principally licensed commercial banks and investment banks with strong long-term credit ratings, and the amounts outstanding with each of them.

Reed Elsevier treasury policies do not allow concentrations of risk with individual counterparties and limit significant treasury exposures with counterparties which are rated lower than A-/A3 by Standard & Poor’s, Moody’s and Fitch. At December 31, 2013, cash and cash equivalents totalled £132 million, of which 90% was held with banks rated A-/A3 or better. Further information on credit risk is set out on pages F-42.

Capital and Liquidity Management

The capital structure is managed to support Reed Elsevier’s objective of maximising long-term shareholder value through appropriate security of funding, ready access to debt and capital markets, cost effective borrowing and flexibility to fund business and acquisition opportunities while maintaining appropriate leverage to ensure an efficient capital structure.

Over the long-term, Reed Elsevier seeks to maintain cash flow conversion (the proportion of adjusted operating profits converted into cash) of 90% or higher and credit metrics consistent with a solid investment grade credit rating.

The typical credit metrics are net debt to EBITDA, on a pensions and lease adjusted and on an unadjusted basis, and free cash flow as a percentage of net debt. Adjusted EBITDA is derived from net profit as follows:

	2013	2012 Restated	2011 Restated
	(in millions)	(in millions)	(in millions)
Net profit for the year	£1,115	£1,049	£738
Adjustments:
Taxation	81	102	167
Disposals and other non operating items	(16)	(45)	22
Net finance costs	196	227	244
Amortisation of acquired intangible assets	318	329	359
Depreciation and other amortisation	249	227	207
Acquisition related costs	43	21	52
Reclassification of tax in joint ventures	12	5	11

Adjusted EBITDA	£1,998	£1,915	£1,800

Cash flow conversion in 2013 was 97% (2012: 95%; 2011: 95%) and for the year ended December 31, 2013 net debt to adjusted EBITDA was 2.1x (2012: 2.2x; 2011: 2.3x) on a pension and lease adjusted basis and 1.6x (2012: 1.7x; 2011: 1.8x) on an unadjusted basis.

Reed Elsevier’s uses of free cash flow over the longer-term balance the dividend policy, selective acquisitions and share repurchases, while retaining the balance sheet strength to maintain access to cost effective sources of borrowing.

The balance of long-term debt, short-term debt and committed bank facilities is managed to provide security of funding, taking into account the cash generation of the business and the uncertain size and timing of acquisition spend. Reed Elsevier maintains a range of borrowing facilities and debt programmes from a variety of sources to fund its requirements at short notice and at competitive rates. Consistent with the significance of Reed Elsevier Group plc’s US operations, the majority of debt is denominated in US dollars. The policy is that no more than US$1.5 billion of term debt should mature in any 12 month period and no more than US$3.0 billion in any 36 month period. In addition, minimum levels of borrowings with maturities over three and five years are specified, depending on the level of net borrowings and free cash flow. From time to time, Reed Elsevier may redeem term debt early or repurchase outstanding debt in the open market depending on market conditions.

There were no changes to Reed Elsevier’s long-term approach to capital and liquidity management during the year.

Short-Term Borrowings

The main treasury centres within Reed Elsevier operate commercial paper programmes to provide flexibility for funding operational requirements of the combined businesses on a daily basis, at short notice and at competitive rates. Commercial paper is issued under both US and Euro programmes and guaranteed by Reed Elsevier PLC and Reed Elsevier NV. In addition, short-term borrowing facilities are established with local banks to support the daily requirements of businesses operating in certain countries where there may be restrictions on borrowing from affiliates or from lenders in a foreign jurisdiction. Term debt comprises borrowings with an original maturity of greater than one year and which mature within 12 months of the reporting date. These short-term borrowings were backed up at December 31, 2013 by a US$2.0 billion committed bank facility maturing in July 2018 which was undrawn. The short-term borrowing programmes are run in conjunction with term debt programmes which comprise the majority of Reed Elsevier’s debt and provide the combined businesses with security of funding.

The average amount and the average interest rate during the year have been calculated by taking the average of the amounts outstanding at each month end (translated to sterling at the respective month end rate) and the average of the interest rate applicable at each month end. Commercial paper issuance reached a maximum month end level of £486 million in May 2013, and short-term loans and overdrafts reached a maximum month end level of £230 million in October 2013, both as a result of trading flows. Term debt reached a maximum month end level of £1,050 million in February 2013 as the maturities of the term debt issues of €600 million, CHF 150 million, US$461 million and US$185 million, expiring in April 2013, June 2013, January 2014 and January 2014 respectively, all then fell below 12 months.

Short-term borrowings as at December 31,	2013 £m	2013 Weighted average interest rate %	2012 £m	2012 Weighted average interest rate %	2011 £m	2011 Weighted average interest rate %
Commercial paper	229	0.3	118	0.2	576	0.7
Short term loans and overdrafts	58	1.3	13	1.5	20	10.1
Finance leases	9	2.1	7	2.5	2	2.7
Term debt	352	2.0	592	3.7	384	4.1

Total short term borrowings	648		730		982

Average short-term borrowings during the year ended December 31,	2013 £m	2013 Weighted average interest rate %	2012 £m	2012 Weighted average interest rate %	2011 £m	2011 Weighted average interest rate %
Commercial paper	333	0.2	547	0.5	504	0.6
Short term loans and overdrafts	71	1.3	22	8.9	30	9.5
Finance leases	8	2.3	5	2.7	9	4.9
Term debt	725	4.7	469	3.7	297	5.0

Maximum month end short-term borrowings	2013 £m	2012 £m	2011 £m
Commercial paper	486	756	659
Short term loans and overdrafts	230	27	37
Finance leases	9	7	10
Term debt	1,050	643	493

OPERATING RESULTS — REED ELSEVIER PLC AND REED ELSEVIER NV

The following discussion is based on the financial statements of Reed Elsevier PLC and Reed Elsevier NV for the three years ended December 31, 2013, 2012 and 2011. The results of Reed Elsevier PLC reflect its shareholders’ 52.9% economic interest in the Reed Elsevier combined businesses. The results of Reed Elsevier NV reflect its shareholders’ 50% economic interest in the Reed Elsevier combined businesses. The respective economic interests of the Reed Elsevier PLC and Reed Elsevier NV shareholders take account of Reed Elsevier PLC’s 5.8% indirect interest in Reed Elsevier NV. Both parent companies equity account for their respective share in the Reed Elsevier combined businesses.

Results of Operations for the Year Ended December 31, 2013

Compared to the Year Ended December 31, 2012

The earnings per share of Reed Elsevier PLC and Reed Elsevier NV were 48.8p and €0.91 respectively in 2013, compared to 44.8p and €0.87 in 2012. The increase reflects the improved trading performance and deferred tax credits.

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

Ordinary dividends paid in the year, in amounts per ordinary share, comprise: a 2012 final dividend of 17.0p and 2013 interim dividend of 6.65p giving a total of 23.65p (2012: 21.9p) for Reed Elsevier PLC; and a 2012 final dividend of €0.337 and 2013 interim dividend of €0.132 giving a total of €0.469 (2012: €0.456) for Reed Elsevier NV.

The Board of Reed Elsevier PLC has proposed a 2013 final dividend of 17.95p, up 6%, giving a total dividend of 24.60p in respect of the financial year, up 7% on 2012. The Board of Reed Elsevier NV, in accordance with the dividend equalisation arrangements, have proposed a 2013 final dividend of €0.374, up 11%, which results in a total dividend of €0.506 in respect of the financial year, up 8% on 2012. The difference in growth rates in the equalised final dividends reflects changes in the euro:sterling exchange rate since the respective prior year dividend announcement dates.

During 2013 Reed Elsevier repurchased 41,961,920 Reed Elsevier PLC ordinary shares and 24,282,106 Reed Elsevier NV ordinary shares for consideration of £600 million. Reed Elsevier NV also repurchased 94,053 Reed Elsevier NV R shares (equivalent to 940,530 ordinary shares) from a subsidiary of Reed Elsevier PLC. These shares are held in treasury. On December 16, 2013 Reed Elsevier PLC and Reed Elsevier NV announced an irrevocable, non discretionary programme to repurchase further ordinary shares up to the value of £100 million which was completed by February 26, 2014. On February 27, 2014, Reed Elsevier PLC and Reed Elsevier NV announced their intention to repurchase further ordinary shares up to the value of £500 million in aggregate over the remainder of 2014.

Results of Operations for the Year Ended December 31, 2012

Compared to the Year Ended December 31, 2011

The earnings per share of Reed Elsevier PLC and Reed Elsevier NV were 44.8p and €0.87 respectively in 2012, compared to 31.1p and €0.57 in 2011. The increase reflects the improved trading performance, disposals and other non operating items and the exceptional prior year tax credit.

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

Ordinary dividends paid in 2012, in amounts per ordinary share, comprised: a 2011 final dividend of 15.9p and 2012 interim dividend of 6.0p giving a total of 21.9p (2011: 20.65p) for Reed Elsevier PLC; and a 2011 final dividend of €0.326 and 2012 interim dividend of €0.130 giving a total of €0.456 (2011: €0.413) for Reed Elsevier NV.

The Board of Reed Elsevier PLC proposed a 2012 final dividend of 17.0p, up 7%, giving a total dividend of 23.0p in respect of the financial year, up 7% on 2011. The Boards of Reed Elsevier NV, in accordance with the dividend equalisation arrangements, proposed a 2012 final dividend of €0.337, up 3%, which resulted in a total dividend of €0.467 in respect of the financial year, up 7% on 2011. The difference in growth rates in the equalised final dividends reflected changes in the euro:sterling exchange rate since the respective prior year dividend announcement dates.

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

ITEM 6: DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

DIRECTORS

The Directors of each of Reed Elsevier PLC, Reed Elsevier NV, Reed Elsevier Group plc and Elsevier Reed Finance BV at February 26, 2014 were:

Name (Age)	Reed Elsevier PLC	Reed Elsevier NV	Reed Elsevier Group plc	Elsevier Reed Finance BV

Rudolf van den Brink (66)	—	—	—	Chairman of the Supervisory Board

Erik Engstrom (50)	Executive Director and Chief Executive Officer	Executive Director and Chief Executive Officer	Executive Director and Chief Executive Officer	—

Anthony Habgood (67)	Non-Executive Chairman(3)(4)	Non-Executive Chairman(3)(4)	Non-Executive Chairman(2)	—

Wolfhart Hauser (64)	Non-Executive Director(4)	Non-Executive Director(4)	Non-Executive Director(2)	—

Adrian Hennah (56)	Non-Executive Director(1)(4)	Non-Executive Director(1)(4)	Non-Executive Director(1)	—

Lisa Hook (55)	Non-Executive Director(3)(4)(5)	Non-Executive Director(3)(4)	Non-Executive Director(2)	—

Gerben de Jong (69)	—	—	—	Member of the Management Board

Marike van Lier Lels (54)	—	Non-Executive Director(4)	—	Member of the Supervisory Board

Duncan Palmer (48)	Executive Director and Chief Financial Officer	Executive Director and Chief Financial Officer	Executive Director and Chief Financial Officer	Member of the Supervisory Board

Robert Polet (58)	Non-Executive Director(4)	Non-Executive Director(4)	Non-Executive Director(2)	—

Alberto Romaneschi (55)	—	—	—	Member of the Management Board

Linda Sanford (61)	Non-Executive Director(1)(4)	Non-Executive Director(1)(4)	Non-Executive Director(1)	—

Ben van der Veer (62)	Non-Executive Director(1)(3)(4)	Non-Executive Director(1)(3)(4)	Non-Executive Director(1)	Member of the Supervisory Board

Jans van der Woude (50)	—	—	—	Member of the Management Board

(1)	Member of the Audit Committees of the Boards of Reed Elsevier PLC, Reed Elsevier NV and Reed Elsevier Group plc.

(2)	Member of the Remuneration Committee of the Board of Reed Elsevier Group plc.

(3)	Member of the joint Nominations Committee of the Boards of Reed Elsevier PLC and Reed Elsevier NV.

(4)	Member of the joint Corporate Governance Committee of the Boards of Reed Elsevier PLC and Reed Elsevier NV.

(5)	Senior Independent Director, as defined by the UK Corporate Governance Code in the United Kingdom.

Mark Elliott and Sir David Reid retired from the Boards in April 2013 and Wolfhart Hauser was elected to the Boards in April 2013. In September 2013, Duncan Palmer gave notice of his resignation as Chief Financial Officer effective as of September 25, 2014, or such earlier date as Reed Elsevier may designate. In January 2014, the Boards announced the appointment of Nick Luff as Chief Financial Officer to be effective at a date to be confirmed, which is expected to be no later than December 15, 2014.

A person described as a Non-Executive Director of Reed Elsevier PLC, Reed Elsevier NV or Reed Elsevier Group plc is a Director not employed by such company in an executive capacity.

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

Anthony Habgood (British) Chairman since 2009. Chairman of the Nominations and Corporate Governance Committees. Chairman of Whitbread plc, Preqin Holding Limited and Norwich Research Partners LLP. Was Chairman of Bunzl plc and of Mölnlycke Health Care Limited and served as Chief Executive of Bunzl plc, Chief Executive of Tootal Group plc and a Director of The Boston Consulting Group. Formerly Non-Executive Director of Geest plc, Marks and Spencer plc, National Westminster Bank plc, Norfolk and Norwich University Hospitals Trust, Powergen plc, and SVG Capital plc. Holds an MA in Economics from Cambridge University and an MS in Industrial Administration from Carnegie Mellon University. He is a visiting Fellow at Oxford University.

Wolfhart Hauser (German) Non-Executive Director since 2013. Chairman of the Remuneration Committee. Chief Executive Officer of Intertek Group plc. Was Chairman of Dragenopharm GmbH & Co AG from 2002 to 2006. Prior to that he was Chief Executive Officer of TÜV Suddeutschland AG between 1998 and 2002 and Chief Executive Officer of TÜV Product Services GmbH for 10 years. Served as a Non-Executive Director of Logica Plc and Intertek Group plc before his current position at the company.

Adrian Hennah (British) Non-Executive Director since 2011. He is Chief Financial Officer of Reckitt Benckiser Group plc having been Chief Financial Officer of Smith & Nephew plc from 2006 to 2012. Before that was Chief Financial Officer of Invensys plc having previously held various senior finance and management positions within GlaxoSmithKline for 18 years.

Lisa Hook (American) Non-Executive Director since 2006. Senior Independent Director. President and Chief Executive Officer of Neustar Inc. and a Director of Island Press. Was President and Chief Executive Officer at Sun Rocket Inc. Before that was President of AOL Broadband, Premium and Developer Services. Prior to joining AOL, was a founding partner at Brera Capital Partners LLC. Previously Chief Operating Officer of Time Warner Telecommunications and has served as senior advisor to the Federal Communications Commission Chairman and a senior counsel to Viacom Cable. Formerly a Director of The Ocean Foundation.

Gerben de Jong (Dutch) member of the Management Board of Elsevier Reed Finance BV since 2007. Previously held senior finance positions in Royal Philips Electronics NV Group.

Marike van Lier Lels (Dutch) Non-Executive Director of Reed Elsevier NV since January 2010. Member of the Supervisory Boards of KPN NV, USG People NV, TKH Group NV and Eneco Holding NV, and a member of the executive committee of the Aegon Association. A member of various Dutch governmental advisory boards. Previously was a member of the Supervisory Board of Maersk BV and Executive Vice President and Chief Operating Officer of the Schiphol Group. Prior to joining Schiphol Group, was a member of the Executive Board of Deutsche Post Euro Express and held various senior positions with Nedlloyd.

Duncan Palmer (British and American) Chief Financial Officer since November 2012. Non-Executive Director of Oshkosh Corporation. Prior to joining Reed Elsevier was Chief Financial Officer and Senior Vice President of Owens Corning Inc. from 2007, having previously held various senior finance positions within Royal Dutch Shell for 20 years in the UK, the Netherlands and the US. He holds an MA in mathematics from Cambridge University and an MBA from Stanford University. He is a UK-qualified Chartered Management Accountant.

Robert Polet (Dutch) Non-Executive Director since 2007. Chairman of Safilo Group S.p.A. and a Non-Executive Director of Philip Morris International Inc, William Grant & Sons Limited, Scotch and Soda NV and Crown Topco Limited, parent company of Vertu. Member of the Supervisory Board of Nyenrode Foundation. Was President and Chief Executive Officer of Gucci Group from 2004 to 2011, having previously spent 26 years at Unilever working in a variety of marketing and senior executive positions throughout the world, including President of Unilever’s Worldwide Ice Cream and Frozen Foods division. Formerly a Non-Executive Director of Wilderness Holdings Limited.

Alberto Romaneschi (Swiss) Member of the Management Board of Elsevier Reed Finance BV since October 2012. Non-Executive Chairman of QualySense AG. Prior to joining Elsevier Reed Finance was founder and managing partner at Romaneschi & Partners, a treasury and risk management consulting firm. Other previous appointments included Chief Financial Officer of the Ascom Group, Chief Financial Officer positions at Dreyer’s Grand Ice Cream Inc. and Cereal Partners Worldwide S.A. and Group Treasurer with Nestlé. He has been the Managing Director of Elsevier Finance SA since 2012.

Linda Sanford (American) Non-Executive Director since 2012. Senior Vice President, Enterprise Transformation, IBM Corporation. Serves on the board of directors of The Business Council of New York State and the Partnership for New York City. Also serves on the board of trustees of the State University of New York, St. John’s University, Rensselaer Polytechnic Institute and the New York Hall of Science. Was a Non-Executive Director of ITT Corporation until May 2013.

Ben van der Veer (Dutch) Non-Executive Director since 2009. Chairman of the Audit Committees. Member of the Supervisory Boards of Aegon NV, TomTom NV and Koninklijke FrieslandCampina NV. Was Chairman of the Executive

Board of KPMG in the Netherlands and a member of the management committee of the KPMG International board until his retirement in 2008, having joined KPMG in 1976. Formerly a member of the Supervisory Board of Siemens Nederland NV.

Jans van der Woude (Dutch) Member of the Management Board of Elsevier Reed Finance BV since 2009. Is Company Secretary and Legal Counsel of Reed Elsevier NV. Prior to joining Reed Elsevier in 2009 was legal advisor to Corporate Express NV. Before that was Corporate Legal Director of TNT NV, having previously been General Counsel at Getronics NV.

SENIOR MANAGEMENT

The executive officers of Reed Elsevier PLC, Reed Elsevier NV and Reed Elsevier Group plc, other than Directors, at February 26, 2014 were:

Henry Udow: Chief Legal Officer and Company Secretary of Reed Elsevier PLC and Reed Elsevier Group plc. A US and British citizen who is admitted to the Bar of New York State. Joined Reed Elsevier in April 2011. Prior to joining Reed Elsevier he was Chief Legal Officer and Company Secretary of Cadbury plc.

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

Jans van der Woude: Company Secretary and Legal Counsel of Reed Elsevier NV. A Dutch lawyer. Joined Reed Elsevier in January 2009.

COMPENSATION

Remuneration Policy Report

Set out in this section is the company’s remuneration policy for Directors, which, subject to shareholder approval, will apply from the conclusion of the Reed Elsevier PLC Annual General Meeting to be held on April 24, 2014.

Remuneration policy table — Executive Directors

All footnotes to the policy table can be found on pages 51 and 52.

ANNUAL BASE SALARY

Purpose and link to strategy

To recruit and retain the best executive talent globally to execute our strategic objectives at appropriate cost.

Operation

Salaries for Executive Directors are set and reviewed annually by the Reed Elsevier Group plc Remuneration Committee (the Committee) with changes typically taking effect on January 1. In exceptional circumstances, the Committee may review more frequently. The following factors are considered:

—	The executive’s role and sustained value to the company in terms of skill, experience and overall contribution.

—

Competitiveness with companies which are comparable in respect of industry, size, international scope and complexity. Examples of global peers include Thomson Reuters, WPP, Pearson, John Wiley, Wolters Kluwer, Experian, McGraw-Hill and Equifax.

—	The company’s guidelines for salaries for all employees for the year.

For the last two years, Executive Directors’ salary increases have been 2.5% per annum.

Maximum value

Salary increases to Executive Directors are within the range of increases for the wider employee population. However, the Committee has discretion to exceed this to take account of individual circumstances such as change in responsibility, increases in scale or complexity of the business, inflation or alignment to market level.

Performance framework

n/a

Recovery of sums paid

No provision.

RETIREMENT BENEFITS

Purpose and link to strategy

Retirement plans are part of remuneration packages designed to recruit and retain the best executive talent at appropriate cost.

Operation

Our policy is to offer competitive long-term sustainable defined contribution plans. Any amount above applicable limits, for example Her Majesty’s Revenue and Customs’ (HMRC’s) annual allowance in the UK, will be paid in cash and will be subject to tax and social security deductions. In certain circumstances, executives can take cash instead of pension contributions.

The UK defined benefit scheme is closed to new hires. Continued membership of legacy defined benefit schemes requires annual increases to contributions or participation fees from all members, who have a choice to switch to the defined contribution plan at any time.

The CEO is a member of a UK legacy defined benefit pension arrangement, accruing 1/30th of final year pensionable earnings (base salary) for each year (pro-rated for part years) of service, with a normal retirement age of 60. The CEO contributes 7% of salary up to the scheme earnings cap. In line with all UK defined benefit scheme members, the CEO’s contributions will increase to 8% from April 2014 and then by a further 1% each year to a rate of 11% in April 2017. In addition, the CEO currently pays a participation fee equal to 1% of the amount of his base salary in excess of the scheme earnings cap. On April 1, 2014, and each April thereafter, this fee will increase by 2% of the amount of his base salary in excess of the scheme earnings cap.

Maximum value

Defined benefit scheme — accrual of 1/30th of salary for every year of service up to a maximum of 2/3rds of salary.

Defined contribution plan — maximum company contribution of 30% of salary per annum or equivalent cash in lieu.

Performance framework

n/a

Recovery of sums paid

No provision.

OTHER BENEFITS

Purpose and link to strategy

To provide competitive benefits at appropriate cost.

Operation

Other benefits, subject to periodic review, may include private medical and dental cover, life assurance, tax return preparation costs, car benefits, directors’ and officers’ liability insurance, relocation benefits and expatriate allowances and other benefits available to employees generally, including, where appropriate, the tax on such benefits.

Maximum value

Over the past three years, ongoing benefits for Executive Directors (excluding relocation benefits) have amounted to between 3% and 5% of salary, in line with our policy that the maximum payable should not exceed 5% of salary. However, the Committee may provide reasonable benefits beyond this amount in unexpected situations, such as a change in the individual’s circumstances caused by the company, or if there is a significant increase in the cost of the benefit.

Performance framework

n/a

Recovery of sums paid

No provision.

AIP (ANNUAL INCENTIVE PLAN)

Purpose and link to strategy

Provides focus on the delivery of annual financial targets and the achievement of annual objectives and milestones which are chosen to align with the company’s strategy and create a platform for sustainable future performance.

Why performance measures are chosen and how targets are set

Performance measures include a balanced set of financial targets and Key Performance Objectives (KPOs), which are appropriately weighted and which support current strategy and incentivise the Executive Directors to achieve the desired outcomes without undue risk of focusing on any one financial measure.

The targets are designed to be challenging. They are set with reference to the previous year’s performance and internal and external forecasts for the following year.

Operation

The Committee reviews and sets the financial targets and KPOs annually, taking into account internal forecasts and strategic plans.

It approves four to six KPOs for each Executive Director, reflecting critical business priorities for which each is accountable. At least one KPO will relate to the achievement of sustainability targets.

Following year end, the Committee compares actual performance with the financial targets and assesses the achievement of individual KPOs.

Maximum value

The maximum potential annual incentive for Executive Directors is 150% of annual base salary.

Performance framework

The measures include financial targets, which have a weighting of at least 70%, and individual KPOs, with each element assessed separately.

—	The minimum payout is zero.
—

If the financial measure with the lowest payout at threshold pays out at threshold and the others do not pay out at all, the overall payout for financial measures is 5% of salary. If threshold is reached for each of the financial measures, the overall payout for the financial measures is 26% of salary. There is no threshold level for KPOs.

—	Payout for target performance (financial measures and KPOs) is 100% of salary.

Following an assessment of achievement and scoring of KPOs, the Committee agrees the overall payout level for each Executive Director.

Committee discretion applies.1,2

Recovery of sums paid

Claw-back applies.3

CURRENT MULTI-YEAR INCENTIVE PLANS

Purpose and link to strategy

The multi-year incentive plans are the main component of Executive Directors’ pay. They are designed to provide long-term incentives for Executive Directors to achieve the key performance measures that support the company’s strategy, and to align their interests with shareholders. The BIP encourages annual personal investment in Reed Elsevier shares.

Why performance measures are chosen and how targets are set

Our strategic focus is on transforming the core business through organic investment and the build out of new products into adjacent markets and geographies, supplemented by selective portfolio acquisitions and divestments. The performance measures in the multi-year incentives are chosen to support this strategy by focusing on return on capital, returns to shareholders and sustained earnings growth.

Targets are set with regard to previous results and internal and external forecasts for the performance period. They are designed to provide exceptional reward for exceptional performance, whilst allowing a reasonable expectation that reward at the lower end of the scale is attainable, subject to robust performance.

BIP (BONUS INVESTMENT PLAN)	LTIP (LONG-TERM INCENTIVE PLAN)	ESOS (EXECUTIVE SHARE OPTION SCHEME)
Operation

Annually, Executive Directors may use up to an amount equal to their AIP target for investment in Reed Elsevier shares. In return, they receive a matching award which vests subject to:

—   performance measured over three financial years;

—   continued employment; and

—   retention of the underlying investment shares.

Dividend equivalents accrued during the performance period are payable in respect of the matching shares that vest.

Vesting may be accelerated on a change of control.[4]

Annual awards of performance shares, with vesting subject to:

—   performance measured over three financial years;

—   continued employment; and

—   meeting shareholding requirements.

Executive Directors are required to retain their net vested shares for a period of at least six months after release.

Dividend equivalents accrued during the performance period are payable in respect of the performance shares that vest.

Vesting may be accelerated on a change of control.[4]

Annual awards of market value
options that vest, subject to
performance measured over three
financial years, and remain
exercisable, subject to continued
employment, until the tenth
anniversary of grant.

Vesting may be accelerated on a change
of control.[4]

Maximum value
Up to 100% of the amount invested.	The maximum grant in any year is up to 250% of base salary for the CEO and up to 200% of base salary for other Executive Directors.	The maximum grant in any year is up to 250% of base salary for the CEO and up to 200% of base salary for other Executive Directors.

Performance framework

The performance measures are earnings per share (EPS) and return on invested capital (ROIC), weighted equally and assessed independently, such that a payout can be received under either one of the measures.

—   The minimum payout is zero.

—   If one measure pays out at threshold and the other does not pay out at all, the overall payout is 25%. If both measures pay out at threshold, the overall payout is 50%.

—   Payout in line with expectations is 67%.

Dividend equivalents are not taken into account in the above payout levels.

Committee discretion applies.[1,2]

The performance measures are relative Total Shareholder Return (TSR), EPS and ROIC, weighted equally and assessed independently, such that a payout can be received under any one of the measures (or, for TSR, in respect of one of the three comparator groups).

—   The minimum payout is zero.

—   If the measure with the lowest payout at threshold pays out at threshold and the others do not pay out at all, the overall payout is 3%. If each of the measures pays out at threshold, the overall payout is 32%.

—   Payout in line with expectations is 50%.

Dividend equivalents are not taken into account in the above payout levels.

Committee discretion applies.[1,2]

The vesting of options is subject to
EPS measured over three years.

—   The minimum payout is zero.

—   Payout at threshold performance is
33%.

—   Payout in line with expectations is
80%.

Committee discretion applies.[1,2]

Recovery of sums paid
Claw-back applies.[3]	Claw-back applies.[3]	Claw-back applies.[3]

DISCONTINUED/ONE-OFF MULTI-YEAR INCENTIVE PLAN

REGP (REED ELSEVIER GROWTH PLAN)

Purpose and link to strategy

The REGP was introduced in 2010 during a challenging and volatile business environment following the appointment of the current CEO. It was designed as a one-off, five-year plan for the Executive Directors instead of LTIP grants in 2010, 2011 and 2012.

Operation

The only current participant is the CEO and no further awards will be granted under this plan.

The CEO must retain a personal shareholding in the REGP of 300% of salary (in addition to shares held under the BIP) until vesting in H1 2015.

Initial performance share awards vested, based on performance measured over 2010-2012, at 66.8%. 50% of the vested shares were released (along with a cash dividend equivalent) and 50% were deferred and will only be released in H1 2015. The full 66.8% has been included in the 2012 Single Total Figure on page 57. Matching awards, equal to the number of personal shares and deferred performance shares, were granted in 2013 and vest, subject to performance, in H1 2015.

Dividend equivalents will be payable in respect of the matching awards and deferred performance shares which vest in H1 2015.

Vesting will be accelerated on a change of control.4

Maximum value

The maximum vesting over the five-year period (2010-14) of the plan (including what has already vested after year three) is 150% of the shares comprised in the original performance share award (of 600% of 2010 base salary).

Performance framework

Matching awards – TSR, EPS and ROIC, weighted equally and assessed independently, such that a payout can be received under any one of the measures (or, for TSR, in respect of one of the three comparator groups). TSR is measured over the five-year period 2010-2014, EPS is measured over the two-year period 2013-2014 and ROIC is measured at the end of 2014.

—	The minimum payout is zero.
—

If the measure with the lowest payout at threshold pays out at threshold and the others do not pay out at all, the overall payout is 3%. If each of the measures pays out at threshold, the overall payout is 50%.

—	Payout in line with expectations is 50%.

Committee discretion applies.1,2

Recovery of sums paid/withholding

Claw-back applies.3

1.	Discretion in respect of annual and multi-year incentive plan payout levels: In determining the level of payout under the AIP and vesting under the multi-year incentives, the Committee takes into account Reed Elsevier’s overall business performance and value created for shareholders over the period in review and other relevant factors. It has discretion to adjust the vesting and payout levels if it believes this would result in a fairer outcome. This discretion will only be used in exceptional circumstances and the Committee will explain in the next remuneration report the extent to which it has been exercised and the reasons for doing so.

2.	Discretion to vary performance measures applying to existing annual and multi-year incentives: The Committee may vary the financial measures applying to a current annual incentive year and performance measures for multi-year incentives if a change in circumstances leads it to believe that the arrangement is no longer a fair measure of performance. Any new measures will not be materially less, or more, challenging than the original ones.

3.	Application of claw-back to annual and multi-year incentives: The Committee has discretion to apply claw-back if the payout was calculated on the basis of materially misstated financial or other data, in which case it can seek to recover the difference in value between the incorrect award and the amount that would have been paid had the correct data been used. In respect of multi-year incentives, the Committee also has discretion to apply claw-back if a participant breaches post-termination restrictive covenants, in which case it may require repayment of gains arising during a specified period.

4.	Multi-year incentives – change of control: Under the BIP 2010, LTIP 2013 and ESOS 2013, the default position is that awards vest on a change of control on a pro-rated basis, subject to an assessment of performance against targets at that time. Alternatively, the Committee may determine that awards will not vest and will instead be exchanged for equivalent awards in the acquiring company. Under the REGP, awards vest within 30 days of the change of control on a pro-rated basis subject to performance.

5.	Explanation of differences between the company’s policy on Directors’ remuneration and the policy for other employees: A larger percentage of Executive Directors’ remuneration is performance related than that of other employees. All managers participate in an annual incentive plan, but participation levels, measures and targets vary according to their role and local business priorities. Approximately 100 senior executives participate in BIP and LTIP and about 1,000 in ESOS. Grant levels under all plans vary according to role. All participants in BIP and LTIP (including the Executive Directors) are subject to the same performance measures. Under ESOS, performance measures apply only to the Executive Directors and all other participants can choose restricted shares instead of options on the basis of a pre-determined exchange ratio. The range and level of benefits provided vary according to role and local market practice.

Remuneration outcomes in different performance scenarios

The Committee considers the level of remuneration that may be paid in the context of the performance delivered and value added for shareholders. The chart is an illustration of how the CEO’s regular annual remuneration could vary under different performance scenarios. The salary, benefits and pension levels are the same in all three scenarios and are based on 2014 salary, the 2013 benefits figure from the Single Total Figure table and the 2013 pension disclosure (consistent with prior disclosure). Annual and multi-year incentives (BIP, LTIP and ESOS) are based on the policy table and 2014 salary. Given the one-off nature of the REGP (see page 51 for further details), potential final payouts in H1 2015 are not reflected in this chart. The performance assumptions which have been used are as follows: Minimum means no AIP payout and no multi-year incentives vesting. In line with expectations means AIP payout at 100% of salary, BIP vesting at 67% of the award, LTIP vesting at 50% of the award and ESOS vesting at 80% of the award. Maximum means AIP payout at 150% of salary and multi-year incentives vesting at 100% of the awards.

No share price movement is assumed and dividend equivalents payable in respect of the BIP and LTIP are not included. For options vesting in line with expectations, a valuation factor of 20% of the face value of the award at grant has been applied. This is our internal valuation assumption for options, based on the exchange ratio applied to participants in ESOS below Board level who can choose options or shares at a ratio of 5:1. For options vesting at maximum, a higher valuation factor (to reflect the higher performance achievement) of 33% of the face value of the award at grant has been applied. This is in line with the report on pay and performance published in March 2013 by the Financial Reporting Council, an independent UK regulator.

We have not included a chart for the CFO role as Duncan Palmer is leaving the company in 2014. His salary, regular ongoing benefits (excluding relocation expenses) and pension will continue in line with 2013 levels (see Single Total Figure table on page 57) until his leaving date. As he is not eligible for a pro-rated AIP in respect of time employed in 2014, and his BIP, LTIP and ESOS awards have lapsed, his remuneration for 2014 is not variable according to performance. Duncan Palmer’s successor will join the company at a date which is still to be determined.

Approach to recruitment remuneration — Executive Directors

When agreeing the components of a remuneration package on the appointment of a new Executive Director, or an internal promotion to the Board, the Committee would seek to align the package with the remuneration policy stated in the policy table. However, on an internal promotion to the Board, any existing contractual obligations and commitments may continue to be honoured, even if not consistent with the prevailing policy. For example, if the individual is a member of the legacy defined benefit pension plan, the Committee will consider the pension arrangements in the context of the package as a whole and may allow continued participation.

The Committee’s general principle on recruitment is to offer a competitive remuneration package to attract high-calibre candidates from a global talent pool. The various components and the company’s approach are as follows:

Standard package on recruitment*

To offer remuneration in line with the policy table (including the limits), taking into account the principles set out above.

Compensation for forfeited entitlements

The Committee may make awards and payments on hiring an external candidate to compensate him or her for entitlements forfeited on leaving the previous employer. If such a decision is made, the Committee will attempt to reflect previous entitlements as closely as possible using a variety of tools, including cash, share awards and options. Claw-back provisions will apply where appropriate. If necessary to facilitate the grant of awards, the Committee may rely on the one person exemption in the UK Listing Rules.

Relocation allowances and expenses

The type and size of relocation allowances and expenses will be determined by the specific circumstances of the new recruit.

*	The standard package comprises annual base salary, AIP, other benefits, annual awards under BIP, LTIP and ESOS and retirement benefits.

Shareholding requirement

The Executive Directors are subject to shareholding requirements. These are a minimum of 300% of annual base salary for the CEO and 200% of annual base salary for the CFO. On joining or promotion to the Board, Executive Directors are given a period of time to build up to their requirement.

Policy on payments for loss of office

In line with the company’s policy, the service contracts of the existing Executive Directors contain 12-month notice periods.

The circumstances in which an Executive Director’s employment is terminated will affect the Committee’s determination of any payment for loss of office, but it expects to apply the principles outlined on pages 54 and 55. The Committee reserves the right to depart from these principles where appropriate in light of any taxation requirements to which the company or the Executive Director is subject (including, without limitation, section 409A of the US Internal Revenue Code), or other legal obligations.

Restricted shares were granted to Duncan Palmer on his recruitment in 2012 as compensation for forfeited entitlements from his former employer. This award has been pro-rated for service to the date of notice of resignation, with the result that 74,042 PLC ordinary shares and 51,378 NV ordinary shares will vest on leaving. As the pro-rated shares will only be released upon his yet to be determined leaving date, rather than the original vesting dates, a cash adjustment may be paid to him if required to ensure that the value of the pro-rated award received on leaving is equivalent to that which would have been received under the original arrangements. Dividend equivalents on the shares will be paid on vesting.

Policy on payments for loss of office (continued)1

Mutually agreed termination/termination by the company other than for cause

General

The Executive Director would be entitled to salary, benefits and other contractual payments in the normal way up to the termination date (including any unpaid annual incentive for any prior year) and would be paid for any accrued but untaken holiday.

Salary:     Payment of up to 12 months’ salary.

Annual incentive:     Any unpaid annual incentive for the previous year and a pro-rata payment in respect of the part of the financial year up to the termination date would generally be payable, with the amount being determined by reference to the original performance criteria. However, the Committee has discretion to decide otherwise depending on the reason for termination and other specific circumstances. The company would not pay any annual incentive in respect of any part of the financial year following the termination date (e.g. for any part of unserved notice). The annual incentive claw-back provisions would apply.

Other benefits:     Where possible, benefits would be continued for up to the duration of the unserved notice period (not exceeding the maximum stated in the policy table) or, the Executive Director would receive a cash payment (not exceeding the cost to the company of providing those benefits).

Pension:     Deferred or immediate pension in accordance with scheme rules, with a credit in respect of, or payment for up to, the full period of any unworked period of notice. There is provision under the defined benefit pension arrangements for members leaving company service by reason of permanent incapacity to make an application to the scheme trustee for early payment of their pension.

Other:     The company may pay compensation in respect of any statutory employment rights and may make other appropriate and customary payments.

The company would have due regard to principles of mitigation of loss. Reductions would be applied to reflect any portion of the notice period that is worked and/or spent on gardening leave.

On injury, disability, ill health or death, the Committee reserves the right to vary the treatment outlined in this section.

Multi-year incentives2

BIP 2010, LTIP 2013 and ESOS 2013:     The default position is that unvested awards will be pro-rated to reflect time employed and will vest subject to performance measured at the end of the relevant performance period. Options are typically exercisable for a period of two years following vesting. In respect of the BIP, a pro-rata number of investment shares will remain in the plan, with the balance being released on cessation of employment.

The Committee has discretion to allow unvested awards to vest earlier and to adjust the application of time pro-rating, performance conditions and exercise periods subject to the rules of the respective plans.

REGP:     The default position is that unvested matching shares will be pro-rated to reflect time employed and will vest subject to performance measured at the end of the 2013-14 performance period. A pro-rata number of personal shares and deferred performance shares will remain in the plan, with the balance being released on cessation of employment. The Committee has discretion to allow the matching shares to vest earlier.

ESOS 2003:     The default position is that options will typically become exercisable for a six-month period (two years on retirement) from the termination date, subject to time pro-rating and performance conditions. The Committee may adjust the application of time pro-rating, performance conditions and exercise periods, subject to the rules of the plan.

[1]

In addition to what is set out in this “Policy on payments for loss of office” section, on termination for any reason, Erik Engstrom will be entitled to payment of amounts held in his “Retirement Account”. Before he joined the company’s UK defined benefit arrangement, he was not a member of any company pension scheme and Reed Elsevier made annual contributions of 19.5% of base salary to a deferred compensation plan. Contributions to this Retirement Account ceased when he became a member of the UK defined benefit arrangement.

[2]

In cases where the approved leaver treatment applies, the multi-year incentive plans have a default position as well as giving the Committee discretion to adjust the default treatment within certain parameters. The Committee would expect to exercise such discretion where the Committee believes the personal circumstances of the Executive Director so require.

Employee instigated resignation

General

The Executive Director would not receive any payments for loss of office. The Executive Director would be entitled to salary, benefits and other contractual payments in the normal way up to the termination date and would be paid for any accrued but untaken holiday. The Executive Director will be entitled to receive an annual incentive for a completed previous year, but not a pro-rated annual incentive in respect of a part year up to the termination date, unless the Committee decides otherwise in the specific circumstances. Annual incentive claw-back provisions would apply. A deferred or immediate pension would be payable in accordance with the scheme rules.

Multi-year incentives

All outstanding awards lapse on date of notice. Any related personal or investment shares (e.g. under the REGP and the BIP) will be released.

Dismissal for cause

General

The Executive Director would not receive any payments for loss of office. A deferred or immediate pension would be payable in accordance with the scheme rules.

Multi-year incentives

All outstanding awards lapse on date of dismissal. Any related personal or investment shares (e.g. under the REGP and the BIP) will be released.

Non-Executive Directors

Remuneration policy table — Non-Executive Directors

FEES

Purpose and link to strategy

To enable Reed Elsevier to recruit Non-Executive Directors with the right balance of personal skills and experience to make a major contribution to the Boards and Committees of a dual-listed global business.

Operation

Reed Elsevier Chairman:    Receives an aggregate annual fee with no additional fees, e.g. Committee Chairman fees. In respect of Reed Elsevier PLC and Reed Elsevier Group plc, the Committee determines, on the advice of the Senior Independent Director, the Chairman’s fee. In respect of Reed Elsevier NV, the Committee makes a recommendation, on the advice of the Senior Independent Director, to the Board of Reed Elsevier NV, which determines the Chairman’s fee.

Other Non-Executive Directors:    Receive an aggregate annual fee in respect of their memberships of the Boards of Reed Elsevier plc, Reed Elsevier NV and Reed Elsevier Group plc.* Additional fees are payable to the Senior Independent Director and Committee Chairmen. Since January 1, 2014, fees are also payable for membership of Board Committees. In future, attendance fees may be paid. The Boards determine the level of fees, subject to applicable law.

Fees may be reviewed annually, although in practice they have changed on a less frequent basis. When reviewing fees, consideration is given to the time commitment required, the complexity of the role and the calibre of the individual. Comparative market data is also reviewed, the primary source for which is the practice of FTSE 30 companies, with reference also to the NYSE Euronext Amsterdam (AEX) Index and US-listed companies.

Maximum value

The fees paid to the Chairman and the Non-Executive Directors are in respect of their memberships of the Boards of Reed Elsevier PLC, Reed Elsevier NV and Reed Elsevier Group plc. The shareholders of Reed Elsevier PLC and Reed Elsevier Group plc have approved a maximum annual fee limit of £500,000 and £700,000 respectively (excluding additional

*	The fees paid to a Non-Executive Director who serves only on the Board of Reed Elsevier NV reflect the time commitment to that company and to other companies within the Reed Elsevier combined businesses.

fees for membership of or chairing Board Committees and assuming additional responsibilities such as acting as Senior Independent Director, all of which are not subject to a maximum limit). The shareholders of Reed Elsevier NV have approved a maximum annual fee limit of €600,000 for the fees borne by Reed Elsevier NV. The aggregate annual fee limit is therefore approximately £1.7m.

OTHER BENEFITS

Purpose and link to strategy

To provide customary benefits at an appropriate cost.

Operation

Other benefits for Non-Executive Directors are reviewed periodically and may include private medical cover, tax return preparation costs, secretarial benefits and car benefits, including, where appropriate, the tax on such benefits.

Maximum value

There is no prescribed maximum amount.

Approach to recruitment remuneration — Non-Executive Directors

Following recruitment, a new Non-Executive Director will be entitled to fees and other benefits in accordance with the company’s remuneration policy. No additional remuneration is paid on recruitment. However, any reasonable expenses incurred during the recruitment process will be reimbursed.

Policy on payments for loss of office — Non-Executive Directors

In addition to unpaid accrued fees, the Non-Executive Directors are entitled to receive one month’s fees for loss of office if their appointment is terminated before the end of its term.

Service contracts and letters of appointment

There are no further obligations in the Directors’ service contracts and letters of appointment which are not otherwise disclosed in this annual report which could give rise to a remuneration payment or loss of office payment. All Directors’ service contracts and letters of appointment are available for inspection at the company’s registered office. The Executive Directors’ service contracts do not have a fixed expiry date.

Consideration of employment conditions elsewhere in the company

When the Committee reviews the Executive Directors’ salaries annually, it takes into account the company’s guidelines for salaries for all employees for the forthcoming year. We do not currently use any other remuneration comparison metrics when determining the quantum and structure of Directors’ pay. We do not think it is appropriate to consult with employees in connection with our policy on Directors’ remuneration.

Consideration of shareholder views

Our practice is to consult shareholders and consider their views when formulating, or changing, our policy. For example, in early 2013 we consulted with a number of shareholders in connection with the proposals for a new LTIP and the renewal of the ESOS. The feedback helped shape the design of the plans.

Prior commitments

The Committee reserves the right to make any remuneration or loss of office payments if the terms were agreed prior to an individual being appointed as a Director or prior to the approval of the policy.

Annual Remuneration Report

Single Total Figure of Remuneration – Executive Directors

		(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)	(k)	(l)
		Short-term employee benefits			Share-based awards			Pension			Total
£‘000		Salary	Benefits[5]	Annual Incentive	New UK basis[1,4,7]	Dutch Civil Code basis[2]	Consistent with prior disclosure[3,4,7]	New UK basis[1]	Dutch Civil Code basis[2]	Consistent with prior disclosure[3]	New UK basis[1]	Dutch Civil Code basis[2]	Consistent with prior disclosure[3]
Erik Engstrom	2013	1,077	28	1,134	2,467	3,300	1,301	719	528	528	5,425	6,067	4,068
Erik Engstrom	2012	1,051	28	1,150	8,302	2,744	5,312	614	470	470	11,145	5,443	8,011
Duncan Palmer[6]	2013	600	232	609	0	598	0	114	114	114	1,555	2,153	1,555
Duncan Palmer[6]	2012	214	10	230	867	268	914	41	41	41	1,362	763	1,409

1.	New UK basis (columns (d), (g) and (j)): These figures are calculated in accordance with the methodology set out in the new UK Regulations. They include, for performance related share-based awards, the value attributable to share price appreciation since the date the award was granted. In the case of the CEO’s figures, the amount included that relates to share price appreciation is £3 million for 2012 and £1.2 million for 2013.
2.	Dutch Civil Code basis (columns (e), (h) and (k)): These figures comply with the requirements of the Dutch Civil Code. The figures for share-based awards comprise the multi-year incentives charges in accordance with IFRS2 – Share-Based Payment. These IFRS2 charges do not reflect the actual value received on vesting. The figures for pensions reflect the cost of pension provision, which comprises (i) for defined benefit schemes, the transfer value of the increase in accrued pension during the year (net of inflation, Directors’ contributions and participation fee) and (ii) for defined contribution schemes, payments made to the scheme or to the Executive Director in lieu of pension.
3.	Consistent with prior disclosure (columns (f), (i) and (l)): We believe including these figures is helpful for our non-UK shareholders as the calculation methodology for share-based awards and defined benefit pensions is consistent with what has been used in previous annual reports (although we have reflected amounts in the same year as required by the New UK basis to facilitate comparison). Accordingly, values are calculated as follows: (i) for share-based awards, the value of the vested award at grant excluding any subsequent share price movement (as shown in the share-based award tables in prior annual reports) and including dividend equivalents if applicable; (ii) for options, 20% of face value at grant (based on our previously disclosed 5:1 exchange ratio for options to shares applicable to ESOS participants below the Board, as described in the 2013 Notices of Annual General Meetings); (iii) for defined benefit pension, the transfer value of the increase in accrued pension during the year (net of inflation, Directors’ contributions and participation fee) and (iv) for defined contribution pensions schemes, payments made to the scheme or to the Executive Director in lieu of pension.
4.	Share-based awards for Erik Engstrom (columns (d) and (f)): The 2012 figures reflect the vesting of tranche 1 of the REGP and the 2010 BIP, both measured over the 2010-12 period. The vesting percentages under these plans were determined on April 25, 2013 and are in line with estimates in the 2012 annual report (pages 49 and 51). The figures include the related dividend equivalent payments paid out in cash in 2013 in respect of both plans. The 2012 REGP figures reflect the entire amount that was performance tested over the 2010-12 period, including the 50% of shares deferred until 2015 in accordance with the plan rules. The 2013 figures represent the 2011-13 cycle of the BIP and ESOS. As the BIP vests after the approval date of this report, and the ESOS vests in May 2014, the average share prices for the last quarter of 2013 have been used to arrive at an estimated figure under the New UK basis in respect of both awards. The proportion of the value of the CEO’s share-based awards under the New UK basis that relates to share price appreciation between the dates of grant and vesting is 36% (or £3 million) for 2012 and 47% (or £1.2 million) for 2013 using, as required, the average share prices for the last quarter of 2013.
5.	Benefits: Each Executive Director receives a car allowance, private medical/dental insurance and the company meets the cost of tax return preparation. In 2013, Duncan Palmer received a one-off cash relocation allowance of £500,000 which was paid to him in May 2013 in recognition of him and his family being required to relocate to the UK from the US (see page 53 of last year’s Annual Report on Form 20-F). As a result of his resignation, Duncan Palmer became required to repay this to the company through payroll deductions, by deduction from his 2013 annual incentive payment, so it has not been included in column (b). He also received reimbursement of direct relocation expenses, under Reed Elsevier’s relocation policy, amounting to £200,907, which is included.
6.	Duncan Palmer’s 2012 figures: Columns (a) to (c), (g) and (i) reflect the amount Duncan Palmer received from his date of joining Reed Elsevier (August 24, 2012) until the end of the year. The 2012 share-based award figures in columns (d) and (f) relate to the restricted shares granted to compensate him for the forfeiture of awards from his former employer (as disclosed in last year’s annual report), reduced to reflect time served up to the point of giving notice of resignation. The figure in column (f) includes estimated dividend equivalents of £46,977.
7.	Exchange rates used for share-based awards: The exchange rates used to convert share-based awards to pounds sterling are (i) for the New UK basis, those that applied at the vesting dates or, if vesting has not occurred, the average exchange rates for the last quarter of 2013, (ii) for consistent with prior disclosure, those that applied at the grant dates, (iii) for dividend equivalents, the exchange rate at the time of payment and (iv) for estimated dividend equivalents yet to be paid, the December 31, 2013 Euro to Sterling exchange rate of 0.83237.
8.	Total remuneration for Directors: This is set out in note 32 to the combined financial statements on page F-54.

2013 Annual Incentive

Reed Elsevier continued to deliver on its long-term strategic and financial priorities in 2013. Underlying revenue growth was 2% (3% excluding the cycling effect of biennial exhibitions), with underlying revenue growth across all five major business areas. Improved profitability was driven by process innovation and portfolio development. Underlying adjusted operating profit grew ahead of revenue at 5%. Adjusted operating cash flow was £1,703 million and the rate of conversion of adjusted operating profits into cash flow was 97%. The post-tax return on average invested capital increased in the year to 12.1%.

Set out below is a summary of performance against each financial measure and the resulting annual incentive payments for 2013 (payable in March 2014):

Performance measure	Relative weighting	Achievement versus target		Payout as % of salary Erik Engstrom	Payout as % of salary Duncan Palmer
Revenue	30%	At target		Close to 30%	Close to 30%
Adjusted profit after tax	30%	Just above target		Just above 30%	Just above 30%
Cash flow conversion rate	10%	Just above target		Just above 10%	Just above 10%
Key Performance Objectives (KPOs)	30%	CEO	CFO	Close to 30%	Just below 30%
		Substantially all objectives met	Most objectives met

				105.3%	101.4%

				£1,134,235	£608,550

We do not disclose our annual financial targets or details of the individual KPO targets. The Board believes that these are commercially sensitive and that disclosing them would give competitors an unfair insight into our strategic direction and annual execution plans.

Multi-year incentives

Awards were granted to Erik Engstrom under the BIP and the ESOS in May 2011. The Committee assessed the performance measures for these awards and the outcome is summarised below.

BIP: 2011-13 cycle performance outcome

Performance measure	Weighting	Performance range and vesting levels set at grant[1]		Achievement against the performance range	Resulting vesting percentage
Average growth in adjusted EPS over the three-year performance period[2]	50%	below 4% p.a. 4% p.a. 6.5% p.a. 9% p.a. or above	0% 50% 75% 100%	7.1% p.a.	81%
ROIC in the third year of the performance period[2]	50%	below 10.4% 10.4% 10.9% 11.4% or above	0% 50% 75% 100%	11.7%	100%
Total vesting percentage:					90.5%

1.	Calculated on a straight-line basis for performance between the minimum and maximum levels.

2.	The calculation methodology for EPS and ROIC is set out in the 2010 Notices of Annual General Meetings, which can be found on the company’s website.

ESOS: 2011-13 cycle performance outcome

Performance measure	Weighting	Performance range and vesting levels set at grant		Achievement against the performance range	Resulting vesting percentage
Average growth in adjusted EPS over the three-year performance period	100%	below 6% p.a.	0%	above 6% p.a.	100%
		6% p.a. or above	100%

Single Total Figure of Remuneration – Non-Executive Directors

	Total fee		Benefits[1]		Total
	2013	2012	2013	2012	2013	2012
Anthony Habgood	£550,000	£550,000	£1,900	£1,689	£551,900	£551,689
Mark Elliott (until April 25, 2013)	£21,250	£85,000	£1,000	£300	£22,250	£85,300
Wolfhart Hauser (from April 25, 2013)	£65,058				£65,058
Adrian Hennah	£65,000	£65,000	£500	£300	£65,500	£65,300
Lisa Hook[2]	£80,462	£65,000	£1,000	£300	£81,462	£65,300
Marike van Lier Lels[3]	£55,085	£52,846			£55,085	£52,846
Robert Polet	£65,000	£65,000	£500	£300	£65,500	£65,300
Sir David Reid (until April 25, 2013)	£21,250	£85,000	£500	£300	£21,750	£85,300
Linda Sanford (from December 4, 2012)	£65,000	£5,416	£1,000		£66,000	£5,416
Ben van der Veer[3]	£93,220	£89,431	£500	£300	£93,720	£89,731

1.	Benefits comprise the notional benefit of tax filing support provided to Non-Executive Directors for filings outside their home country resulting from their directorships with Reed Elsevier. The incremental assessable benefit charge per tax return has been agreed by PwC for 2013 to amount to £500. Anthony Habgood’s benefits also include £1,400 (£1,389 in 2012) in respect of private medical insurance.

2.	Lisa Hook became Senior Independent Director on April 23, 2013 and received additional fees for this role from that date.

3.	The fees for Marike van Lier Lels and Ben van der Veer were paid in euros and were €65,000 and €110,000 respectively for 2013. For reporting purposes these were converted into pounds sterling at the average exchange rate for 2013. The 2012 figures were converted into pounds sterling at the average exchange rate for 2012.

4.	The total remuneration for Directors is set out in note 32 to the combined financial statements on page F-54.

2013 Non-Executive Directors’ fees

The fees in the Single Total Figure table for Non-Executive Directors reflect the following fees in 2013 (unchanged from 2012):

Annual fee 2013
Chairman	£550,000
Non-Executive Directors	£65,000/€80,000
Senior Independent Director	£20,000
Chairman of:
– Audit Committee	£25,000/€30,000
– Remuneration Committee	£20,000

Total pension entitlements

Erik Engstrom is a member of the UK Reed Elsevier defined benefit pension arrangements. Further details are provided in the Policy Report on page 48 and below.

Pension – Standard information

Age at December 2013	Normal retirement age	Director’s contributions	Participation fee
50	60	£9,807	£2,340

Since October 2013, the CEO pays a participation fee equal to 1% of the amount of his base salary which exceeds the UK earnings cap. On April 1, 2014, and each April thereafter, this fee will increase by 2% of base salary which exceeds the UK earnings cap.

Pension – New UK Regulations

Accrued annual pension at December 31, 2012 adjusted for inflation	Accrued annual pension at December 31, 2013	Single figure pension value
£184,940	£221,383	£719,053

Pension – Consistent with prior disclosure

Increase in accrued pension during the year (net of inflation)	Transfer value[1] at 31.12.13 of increase in accrued pension during the year (net of inflation and Directors’ contributions)
£34,814	£530,417/£528,077[2]

1.	The transfer value represents a liability in respect of Directors’ pension entitlements, and is not an amount paid or payable to the Director.
2.	After deducting Erik Engstrom’s participation fee.

Scheme interests awarded during the financial year

CURRENT MULTI-YEAR INCENTIVE PLANS

	Basis on which award is made	Face value of award at grant[1]	Value of awards if vest in line with expectations[2]	Percentage of maximum that would be received if threshold performance achieved[3]	End of performance period
BIP – matching share awards
Erik Engstrom Duncan Palmer	Opportunity to invest cash and/or shares up to value of target bonus opportunity and receive 1 for 1 matching award	£1,050,606 £599,984[4]	£703,906 £0[4]	If one measure pays out at threshold, the overall payout is 25%. If both measures pay out at threshold, the overall payout is 50%.	December 31, 2015

LTIP – performance share awards

Erik Engstrom	250% of salary	£2,626,557	£1,313,279	If the measure with the lowest payout at threshold pays out at threshold, the overall payout is 3%. If each measure pays out at threshold, the overall payout is 32%.	December 31, 2015
Duncan Palmer	200% of salary	£1,199,998[4]	£0[4]

ESOS – market value options
Erik Engstrom	250% of salary	£2,626,557	£420,249	33%	December 31, 2015
Duncan Palmer	200% of salary	£1,199,998[4]	£0[4]

DISCONTINUED/ONE-OFF MULTI-YEAR INCENTIVE PLAN

REGP – matching share awards

Erik Engstrom	In accordance with the REGP plan rules[5]	£7,546,000	£3,773,000	If the measure with the lowest payout at threshold pays out at threshold, the overall payout is 3%. If each measure pays out at threshold, the overall payout is 50%.	December 31, 2014

1.	The face value of the LTIP and ESOS awards is calculated using the middle market quotation of PLC ordinary shares (£7.345), the closing price of NV ordinary shares (€12.530) and the exchange rate on the day before grant (May 8, 2013). These share prices are used to determine the number of awards granted, as well as to set option exercise prices. The face value of the ESOS options shown in this column has not been reduced to reflect the fact that the aggregate option price is payable on exercise. The face value of the BIP awards is calculated using the average price of participants’ investment shares purchased by the trustee, between May 9 and 13, 2013, the price for NV ADRs (which is the security which the Executive Directors invested in) being $33.251. The face values for BIP, LTIP and REGP do not take into account the dividend equivalents relating to those awards. The face value of REGP matching share awards has been determined using the applicable middle market quotations, closing prices and exchange rates on the date of grant (April 25, 2013).

2.	For BIP, LTIP and ESOS, vesting in line with expectations is as per the performance scenario chart on page 52. For the REGP, it is as per the policy table on page 51.

3.	Threshold payout levels for each measure have been included. Where there are multiple measures, it is possible to achieve threshold, and hence payout, in respect of just one of the measures (or, for TSR, in respect of one of the three TSR comparator groups). A summary of the performance measures and targets for awards granted in 2013 under each of the plans is set out on pages 61 and 62.

4.	These awards lapsed on the date Duncan Palmer gave his notice of resignation.

5.	The number of shares comprised in Erik Engstrom’s REGP matching award was determined in accordance with the plan rules and equals the number of deferred performance shares and personal shares held in the plan at the date of the matching award grant (April 25, 2013).

The following targets and vesting scales apply to awards granted in 2013:

BIP: 2013-15 cycle

Match earned on personal investment	Average growth in adjusted EPS over the three-year performance period*	ROIC in the third year of the performance period*
0%	below 4% p.a.	below 11.2%
50%	4% p.a.	11.2%
75%	6.5% p.a.	11.7%
100%	9% p.a. or above	12.2% or above

*	EPS and ROIC have equal weighting and straight-line vesting applies to performance between the points.

LTIP: 2013-15 cycle

Vesting is dependent on three separate performance measures of equal weighting: a TSR measure, an EPS measure and a ROIC measure.1

Vesting percentage of each third of the TSR tranche[2]	TSR ranking within the relevant TSR comparator group
0%	Below median
30%	Median
100%	Upper quartile

1.	The calculation methodology for TSR, EPS and ROIC, and the components of the TSR comparator groups, are set out in the 2013 Notices of Annual General Meetings, which can be found on the company’s website.

2.	Vesting is on a straight-line basis for performance between the minimum and maximum levels.

The three TSR comparator groups (Sterling, Euro and US Dollar) reflect the fact that Reed Elsevier accesses equity capital markets through three exchanges – London, Amsterdam and New York – in three currency zones. Reed Elsevier’s TSR performance is measured separately against each comparator group and each ranking achieved will produce a payout, if any, in respect of one-third of the TSR measure. The proportion of the TSR measure that vests will be the sum of the three payouts.

Each comparator group comprises approximately 40 companies, selected on the following basis for the 2013-15 LTIP cycle:

(a)	they were in a relevant market index or are the largest listed companies on the relevant exchanges at the end of the year before the start of the performance period: the FTSE 100 for the Sterling group; AEX, NYSE Euronext and the Frankfurt Stock Exchange for the Euro group; and the S&P 500 for the US Dollar group;

(b)	certain companies were then excluded:
—	those with mainly domestic revenues (as they do not reflect the global nature of Reed Elsevier’s customer base);
—	those engaged in extractive industries (as they are exposed to commodity cycles); and
—	financial services companies (as they have a different risk/reward profile);

(c)	the remaining companies were then ranked by market capitalisation and, for each comparator group, the 20 companies above and below Reed Elsevier were taken;

(d)	relevant listed global peers operating in businesses similar to those of Reed Elsevier but not otherwise included were added.

Vesting percentage of EPS and ROIC tranches*	Average growth in adjusted EPS over the three-year performance period	ROIC in the third year of the performance period
0%	below 5% p.a.	below 11.2%
33%	5% p.a.	11.2%
52.5%	6% p.a.	11.45%
65%	7% p.a.	11.7%
75%	8% p.a.	11.95%
85%	9% p.a.	12.2%
92.5%	10% p.a.	12.45%
100%	11% p.a. or above	12.7% or above

*	Vesting is on a straight-line basis for performance between the stated average adjusted EPS growth/ROIC percentages.

ESOS: 2013-2015 cycle

Proportion of the award vesting	Average growth in adjusted EPS over the three-year performance period*
0%	below 4% p.a.
33%	4% p.a.
80%	6% p.a.
100%	8% p.a. or above

*	Vesting is on a straight-line basis for performance between the stated average adjusted EPS growth percentages.

REGP: matching awards

As disclosed in previous annual reports, vesting is dependent on three separate performance measures of equal weighting: a TSR measure, an EPS measure and a ROIC measure.

Vesting percentage of each third of the TSR tranche*	TSR ranking within the relevant TSR comparator group
0%	Below median
30%	Median
100%	Upper quartile

*	Vesting is on a straight-line basis for performance between the minimum and maximum levels.

Vesting percentage of EPS and ROIC tranches*	Average growth in adjusted EPS over the two-year performance period*	ROIC in the second year of the performance period*
0%	below 7% p.a.	below 10.7%
60%	7% p.a.	10.7%
100%	13% p.a. or above	12.7% or above

*	Vesting is on a straight-line basis for performance between the minimum and maximum levels.

External appointments

The Committee believes that the experience gained by allowing Executive Directors to serve as Non-Executive Directors on the boards of other organisations is of benefit to Reed Elsevier. Accordingly, Executive Directors may, subject to the approval of the Chairman and the CEO (or the Chairman only in the case of the CEO), serve as Non-Executive Directors on the boards of up to two non-associated companies (of which only one may be a major company) and they may retain remuneration arising from such appointments.

Duncan Palmer is a Non-Executive Director of Oshkosh Corporation and received fees of £63,141 for 2013.

Payments to past Directors and payments for loss of office

There have been no payments to past Directors or payments for loss of office in 2013.

Statement of Directors’ shareholdings and other share interests

Shareholding requirement

The Committee believes that a closer alignment of interests can be created between senior management and shareholders if executives build and maintain a significant personal stake in Reed Elsevier. The shareholding requirements applicable to the Executive Directors are set out in the table below. Shares that count for this purpose are any type of Reed Elsevier security owned outright by the individual and their spouse, civil partner or dependent child.

Meeting the shareholding requirement is both a vesting condition for awards granted and a requirement to maintain eligibility for future awards. Shareholding requirements fall away on leaving the company.

On December 31, 2013, the Executive Directors’ shareholdings were as follows (valued using the middle market closing prices of Reed Elsevier securities):

	Shareholding requirement (% of December 31, 2013 annual base salary)	Actual shareholding as at December 31, 2013 (% of December 31, 2013 annual base salary)
Erik Engstrom	300%	734%
Duncan Palmer*	200%	69%

*	Duncan Palmer had been given until December 31, 2015 to build up to his required level of shareholding, which meant retaining net shares earned from incentive plans until he reached this level. On resignation, he forfeited his regular annual multi-year incentive awards and will not fulfil the requirement, which will cease to apply on leaving.

Share interests

See page 75.

Performance graphs and CEO historic pay table

The graphs below show total shareholder returns for Reed Elsevier PLC and Reed Elsevier NV, calculated on the basis of the average share price in the 30 trading days before the respective year end and assuming dividends were reinvested. Reed Elsevier PLC’s performance is compared with the FTSE 100 and Reed Elsevier NV with the AEX Index (to reflect their respective memberships of those indices), over the five years from December 31, 2008 to December 31, 2013. Charts showing performance over a four-year period are included to reflect the current CEO’s tenure and the launch of the one-off REGP in 2010. The three-year charts cover the performance period of the 2011-2013 cycles of BIP and ESOS.

3 years

4 years

5 years

Performance graphs and CEO historic pay table (continued)

The table below shows the historic CEO pay over a six-year period. 2008 has been included to show the pre-2009 position, as 2009 was a transition year with three CEO incumbents.

£‘000	2008	2009[4]			2010	2011	2012		2013
CEO	Sir Crispin Davis	Sir Crispin Davis	Ian Smith	Erik Engstrom	Erik Engstrom	Erik Engstrom	Erik Engstrom		Erik Engstrom
Annualised base salary	1,181	1,181	900	1,000	1,000	1,025	1,051		1,077
Annual incentive payout as a % of maximum	61%	30%	37%	71%	67%	66%	73%		70%
Multi-year incentive vesting as a % of maximum	100%	0%	0%	0%	0%	0%	70%	[5]	96%	[5]
CEO total (New UK basis)[1]	7,193	706	1,033	426	3,140	2,738	11,145	[6]	5,425
CEO total (Dutch Civil Code basis)[2]	6,631	(514)	1,033	431	2,675	5,045	5,443		6,067
CEO total (Consistent with prior disclosure)[3]	7,673	693	1,033	378	2,737	2,535	8,011	[6]	4,068

1.	New UK basis: This is described in footnote 1 to the Single Total Figure table on page 57.

2.	Dutch Civil Code basis: This is described in footnote 2 to the Single Total Figure table on page 57.

3.	Consistent with prior disclosure: This is described in footnote 3 to the Single Total Figure table on page 57.

4.	Sir Crispin Davis was CEO from January 1, to March 31, Ian Smith was CEO from April 1, to November 10, and Erik Engstrom was CEO from November 11, to December 31.

5.	The 2012 percentage reflects BIP and REGP and the 2013 percentage reflects BIP and ESOS.

6.	The 2012 figure for Erik Engstrom reflects the vesting of tranche 1 of the REGP and the 2010 BIP, both measured over the 2010-12 period. The REGP figure reflects the entire amount that was performance tested over the 2010-12 period, including the 50% of shares deferred until 2015 in accordance with the plan rules.

Comparison of change in CEO pay with change in employee pay

The table below shows the percentage change in remuneration (salary, benefits and annual incentive) from 2012 to 2013 for the CEO compared with the average employee.

	% change from 2012 to 2013
	CEO	Average employee*
Salary	2.5%	2.5%
Benefits	–1.5%	2.5%
Annual incentive	–1.4%	2.5%

*	This reflects a substantial proportion of our global employee population.

Relative importance of spend on pay

The following table sets out the total employee costs for all employees, as well as the amounts paid in dividends and share repurchases.

	2013 (£m)	2012 (£m)	% change
Employee costs*	1,775	1,845	–4%
Dividends	549	521	5%
Share repurchases	600	250	140%

*	Employee costs include wages and salaries, social security costs, pensions and share-based and related remuneration.

Implementation of remuneration policy in 2014

Salary:    The Committee has awarded a salary increase of 2.5% to Erik Engstrom, which means that, from January 1, 2014, his salary rose to £1,103,813. This is within the guidelines agreed for employees in Reed Elsevier’s most significant locations globally for 2014. There was no increase to Duncan Palmer’s salary.

AIP:    The operation of the AIP in 2014 remains the same as in 2013, with the exception of the introduction of claw-back provisions. Annual financial targets and KPOs are not disclosed as the Board believes that these are commercially sensitive and that disclosing them would give competitors an unfair insight into our strategic direction and annual execution plans. The targets are designed to be challenging relative to the 2014 execution plan.

Multi-year incentives:    The award levels (% of salary) for 2014 are:

	CEO	CFO
BIP opportunity	100%	100%
LTIP	250%	200%
ESOS	250%	200%

The targets and vesting scales for the multi-year incentive awards granted in 2014 are as follows:

BIP: 2014-16cycle

Match earned on personal investment	Average growth in adjusted EPS over the three-year performance period*	ROIC in the third year of the performance period*
0%	below 4% p.a.	below 11.6%
50%	4% p.a.	11.6%
75%	6.5% p.a.	12.1%
100%	9% p.a. or above	12.6% or above

*	EPS and ROIC have equal weighting and straight-line vesting applies to performance between the points.

LTIP: 2014-16 cycle

Vesting is dependent on three separate performance measures of equal weighting: a TSR measure, an EPS measure and a ROIC measure.1

Vesting percentage of each third of the TSR tranche[2]	TSR ranking within the relevant TSR comparator group
0%	Below median
30%	Median
100%	Upper quartile

1.	The calculation methodology for TSR, EPS and ROIC is set out in the 2013 Notices of Annual General Meetings, which can be found on the company’s website. The methodology for selecting the TSR comparator group companies is unchanged from 2013 (see page 61).

2.	Vesting is on a straight-line basis for performance between the minimum and maximum levels.

Vesting percentage of EPS and ROIC tranches*	Average growth in adjusted EPS over the three-year performance period	ROIC in the third year of the performance period
0%	below 5% p.a.	below 11.6%
33%	5% p.a.	11.6%
52.5%	6% p.a.	11.85%
65%	7% p.a.	12.1%
75%	8% p.a.	12.35%
85%	9% p.a.	12.6%
92.5%	10% p.a.	12.85%
100%	11% p.a. or above	13.1% or above

*	Vesting is on a straight-line basis for performance between the stated average adjusted EPS growth/ROIC percentages.

ESOS: 2014-2016 cycle

Proportion of the award vesting	Average growth in adjusted EPS over the three-year performance period*
0%	below 4% p.a.
33%	4% p.a.
80%	6% p.a.
100%	8% p.a. or above

*	Vesting is on a straight-line basis for performance between the stated average adjusted EPS growth percentages.

Non-Executive Directors’fees:     Changes to Non-Executive Director fee levels, from January 1, 2014, are as follows:

—	Fees for the Senior Independent Director and the Remuneration Committee Chairman will be increased from £20,000 to £25,000; and

—	The following Committee membership fees apply:

—	Audit Committee member £12,500 per annum

—	Remuneration Committee member £12,500 per annum

—	Nominations Committee member £7,500/€9,000 per annum.

Remuneration Committee advice

The Committee consists of independent Non-Executive Directors and the Chairman of Reed Elsevier Group plc. Details of members are contained in the section, “— Directors” on page 45. The Chief Legal Officer and Company Secretary attends meetings as secretary to the Committee. At the invitation of the Chairman of the Committee, the CEO of Reed Elsevier Group plc attends appropriate parts of the meetings. The CEO of Reed Elsevier Group plc is not in attendance during discussions about his remuneration.

The Human Resources Director advised the Committee during the year.

Towers Watson is the external adviser, appointed by the Committee through a competitive process. Towers Watson also provided actuarial and other human resources consultancy services to some Reed Elsevier companies during the year. The Committee is satisfied that the firm’s advice continues to be objective and independent, and that no conflict of interest exists. The individual consultants who work with the Committee do not provide advice to the Executive Directors, or act on their behalf. Towers Watson is a member of the Remuneration Consultants’ Group and conducts its work in line with the UK Code of Conduct for executive remuneration consulting. During 2013, Towers Watson received fees of £58,172 for advice given to the Committee, charged on a time and expense basis.

Compensation of executive officers

The aggregate compensation (salary, annual incentive, benefits and pension) paid during 2013 (and relating to 2013) to those who were executive officers (other than Directors) of Reed Elsevier Group plc as at February 26, 2014 for the year ended December 31, 2013 was £2,394,162, which included contributions made to the pension plans in respect of such officers of £112,255.

BOARD PRACTICES

REED ELSEVIER

The Boards of Directors of Reed Elsevier PLC and Reed Elsevier NV manage their respective shareholdings in Reed Elsevier Group plc and Elsevier Reed Finance BV. The Boards of Reed Elsevier PLC, Reed Elsevier NV and Reed Elsevier Group plc are harmonised. All of the Directors of Reed Elsevier Group plc are also Directors of Reed Elsevier PLC and Reed Elsevier NV. Reed Elsevier NV may nominate for appointment up to two Non-Executive Directors who are not appointed to the Boards of either Reed Elsevier PLC or Reed Elsevier Group plc. Currently, one such Director has been appointed to the Board of Reed Elsevier NV. Subject to shareholders of Reed Elsevier PLC and Reed Elsevier NV re-electing retiring Directors at their respective Annual General Meetings in 2014, all the Directors of Reed Elsevier Group plc will also be Directors of Reed Elsevier PLC and of Reed Elsevier NV. For a complete description of the Board membership positions and executive officer positions within Reed Elsevier, see “— Directors” and “Senior Management” on pages 45 to 47. Details of the Audit Committees of Reed Elsevier Group plc, Reed Elsevier PLC and Reed Elsevier NV and details of the Remuneration Committee are given under “Directors” on page 45.

REED ELSEVIER GROUP PLC

The Reed Elsevier Group plc Board currently consists of two Executive Directors and seven Non-Executive Directors. A person may only be appointed or proposed or recommended for appointment to the Board if that person has been nominated for that appointment by the joint Nominations Committee of Reed Elsevier PLC and Reed Elsevier NV. Persons nominated by the Nominations Committee will be required to be approved by the Reed Elsevier Group plc Board, prior to appointment to the Reed Elsevier Group plc Board.

Decisions of the Board of Directors of Reed Elsevier Group plc require a simple majority, and the quorum required for meetings of the Board of Reed Elsevier Group plc is any two Directors.

The Reed Elsevier Group plc Board has established the following Committees:

—	Audit — currently comprising three independent Non-Executive Directors; and

—	Remuneration — currently comprising three independent Non-Executive Directors and the Chairman of Reed Elsevier Group plc.

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

REED ELSEVIER PLC

The Reed Elsevier PLC Board currently consists of two Executive Directors and seven Non-Executive Directors. A person may only be appointed or proposed or recommended for appointment to the Board if that person has been nominated for that appointment by the joint Nominations Committee of Reed Elsevier PLC and Reed Elsevier NV. Persons nominated by the Nominations Committee will be required to be approved by the Reed Elsevier PLC Board, prior to the appointment to the Reed Elsevier PLC Board. A copy of the terms of reference of the Nominations Committee is available on request and can be viewed on the Reed Elsevier website, www.reedelsevier.com. The information on our website is not incorporated by reference into this report.

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

The Reed Elsevier PLC Board has also established the following Committees:

—	Audit — currently comprising three independent Non-Executive Directors;

—	Corporate Governance — a joint Committee of Reed Elsevier PLC and Reed Elsevier NV, comprising all Non-Executive Directors of each company; and

—	Nominations — a joint Committee of Reed Elsevier PLC and Reed Elsevier NV, currently comprising three Non-Executive Directors of the Board including the Chairman of the Board.

Reed Elsevier Group plc has established a Remuneration Committee, which is responsible for determining the remuneration policy (subject to shareholder approval) and monitoring its implementation for the Executive Directors of Reed Elsevier PLC and Reed Elsevier Group plc, and considering the remuneration for the Executive Directors of Reed Elsevier NV.

Under the articles of association of Reed Elsevier PLC, one third of the Directors shall retire from office and, if they wish, make themselves available for re-election by shareholders at the Annual General Meeting. Notwithstanding these provisions in the articles of association, in accordance with the provisions of the UK Corporate Governance Code all Directors normally retire and offer themselves for re-election at each Annual General Meeting.

REED ELSEVIER NV

On April 24, 2013, the implementation of the unitary board governance structure at Reed Elsevier NV was approved by the Annual General Shareholders’ meeting. Subsequently, the articles of association of Reed Elsevier NV were amended by notarial deed on May 8, 2013 and the unitary board governance structure became effective. Reed Elsevier NV now has a unitary board comprising both Executive and Non-Executive Directors. At the same time, it was determined that Executive Board members would become Executive Directors and members of the Supervisory Board would become Non-Executive Directors. The Board currently comprises two Executive Directors and eight Non-Executive Directors. Directors shall be appointed by the General Shareholders’ Meeting upon a proposal of the Non-Executive Directors based on a nomination for appointment by the joint Nominations Committee of Reed Elsevier NV and Reed Elsevier PLC. The articles of association of Reed Elsevier NV provide that a resolution of the General Shareholders’ Meeting to appoint a Director other than in accordance with a proposal of the Board can only be taken by a majority of at least two-thirds of the votes cast if less than one-half of Reed Elsevier NV’s issued capital is represented at the meeting.

The General Shareholders’ Meeting of Reed Elsevier NV shareholders may also, by ordinary resolution, resolve to suspend or dismiss each Director of Reed Elsevier NV. In addition, each Executive Director of the Board can, at any time, be suspended by the Board. In such circumstances that Executive Director will also be required to be removed or resign from the Boards of Reed Elsevier PLC and Reed Elsevier Group plc (except in circumstances where there has been a change of control of Reed Elsevier NV and not Reed Elsevier PLC).

The Reed Elsevier NV Board has established the following committees:

—	Audit — currently comprising three Non-Executive Directors;

—	Corporate Governance — a joint Committee of Reed Elsevier NV and Reed Elsevier PLC, comprising all Non-Executive Directors of each company; and

—	Nominations — a joint Committee of Reed Elsevier NV and Reed Elsevier PLC, currently comprising three Non-Executive Directors including the Chairman of the Board.

Reed Elsevier Group plc has established a Remuneration Committee, which is responsible for considering the remuneration for the Executive Directors of Reed Elsevier NV, and determining the remuneration policy (subject to shareholder approval) and monitoring its implementation for the Executive Directors of Reed Elsevier Group plc and Reed Elsevier PLC.

Under the articles of association of Reed Elsevier NV, a Director of Reed Elsevier NV shall retire no later than on the day on which the first General Meeting of Shareholders’ is held following the lapse of three years after his appointment, with the possibility of re-appointment and shall retire periodically in accordance with a rotation plan drawn up by the Board. Notwithstanding these provisions in the articles of association, in accordance with the provisions of the UK Corporate Governance Code all Directors retire and seek re-appointment at each Annual General Meeting of Shareholders. To align the arrangements regarding appointment for the Boards of Reed Elsevier NV and Reed Elsevier PLC annual re-appointment shall not affect the term of their three-year appointment. As a general rule, Non-Executive Directors serve for two three-year terms. The Nominations Committee may recommend that individual Non-Executive Directors serve up to one additional three-year term. A schedule with the anticipated dates of retirement of Directors is published on the Reed Elsevier website, www.reedelsevier.com. A copy of the terms of reference of the Nominations Committee is available on request and can be viewed on the Reed Elsevier website. The information on our website is not incorporated by reference into this report.

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

EMPLOYEES

The number of people employed is disclosed in note 5 to the combined financial statements.

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

SHARE OWNERSHIP

Multi-year incentive interests

All outstanding unvested options and share awards in the tables below and on page 72 are subject to performance conditions, except for the deferred 50% of Erik Engstrom’s already performance-tested 2010 REGP performance share award (see page 51) and the RSP award granted to Duncan Palmer on joining Reed Elsevier (see page 53). For disclosure purposes, any PLC and NV ADRs awarded under the BIP or the REGP have been converted into ordinary share equivalents. Between December 31, 2013 and the date of this annual report, there have been no changes in the options or share awards held by executive directors.

Erik Engstrom

Options	Year of grant	Type of security	No. of options held on Jan 1, 2013	No. of options granted during 2013	Option price	No. of options exercised during 2013	Market price per share at exercise	No. of options held on Dec 31, 2013	Unvested options vesting on	Options exercisable until
ESOS	2004	PLC ord	63,460		£4.780	63,460	£7.531
		NV ord	43,866		€10.300	43,866	€12.810
	2005	PLC ord	154,517		£5.335	154,517	£8.774
		NV ord	105,412		€11.310	105,412	€15.277
	2006	PLC ord	178,895		£5.305			178,895		13-May-16
		NV ord	120,198		€11.470			120,198		13-May-16
	2011	PLC ord	139,146		£5.390			139,146	05-May-14	05-May-21
		NV ord	92,953		€8.969			92,953	05-May-14	05-May-21
	2012	PLC ord	198,836		£5.155			198,836	02-May-15	02-May-22
		NV ord	139,742		€9.030			139,742	02-May-15	02-May-22
	2013	PLC ord		178,799	£7.345			178,799	09-May-16	09-May-23
		NV ord		124,337	€12.530			124,337	09-May-16	09-May-23
LTIP	2004	PLC ord	325,163		£4.780	325,163	£7.531
		NV ord	224,766		€10.300	224,766	€12.810

Total PLC ords			1,060,017	178,799		543,140		695,676
Total NV ords			726,937	124,337		374,044		477,230

Shares	Year of grant		Type of security	No. of unvested shares held on Jan 1, 2013	No. of shares awarded during 2013	Market price per share at award	No. of shares vested /performance tested during 2013		Market price per share at vesting /performance testing	No. of unvested /non- performance tested shares held on Dec 31, 2013	End pf performance period	Date of release
BIP	2010		NV ord	140,378		€8.310	125,638		€13.100		Dec-12	H1 2013
	2011	[1]	NV ord	122,352		€8.969				122,352	Dec-13	H1 2014
	2012		NV ord	136,950		€9.030				136,950	Dec-14	H1 2015
	2013		NV ord		96,830	€12.530				96,830	Dec-15	H1 2016
LTIP	2013		PLC ord		178,799	£7.345				178,799	Dec-15	H1 2016
			NV ord		124,337	€12.530				124,337	Dec-15	H1 2016
REGP	2010		PLC ord	643,086		£4.665	429,710	[2]	£7.774		Dec-12	50% H1 2013
												50% H1 2015
			NV ord	422,310		€8.310	282,187	[2]	€13.100		Dec-12	50% H1 2013
												50% H1 2015
	2013		PLC ord		321,895	£7.760				321,895	Dec-14	H1 2015
			NV ord		450,494	€13.150				450,494	Dec-14	H1 2015

Total PLC ords				643,086	500,694		429,710			500,694
Total NV ords				821,990	671,661		407,825			930,963

1.	The performance outcome for the BIP 2011 is set out on page 58.

2.	The number of shares shown represents the entire amount which was performance tested in H1 2013. 50% of this has been deferred and is subject to release in H1 2015.

Duncan Palmer

Options	Year of grant	Option over:	No. of options held on Jan 1, 2013	No. of options granted during 2013	Option price	No. of options exercised during 2013	Market price per share at exercise	No. of options held on Dec 31, 2013	Unvested options vesting on	Options exercisable until
ESOS	2012	PLC ord	67,331		£6.015			lapsed
		NV ord	48,018		€10.560			lapsed
	2013	PLC ord		81,688	£7.345			lapsed
		NV ord		56,806	€12.530			lapsed

Total PLC ords			67,331	81,688
Total NV ords			48,018	56,806

Shares	Year of grant	Type of security	No. of unvested shares held on Jan 1, 2013	No. of shares awarded during 2013	Market price per share at award	No. of shares vested/ performance tested during 2013	Market price per share at vesting/ performance testing	No. of unvested/ non- performance tested shares held on Dec 31, 2013	Date of vesting
BIP	2013	NV ord		55,298	€12.530			lapsed
PSP	2012	PLC ord	179,551		£6.015			lapsed
LTIP	2013	PLC ord		81,688	£7.345			lapsed
		NV ord		56,806	€12.530			lapsed
RSP*	2012	PLC ord	249,376		£6.015			72,042	Termination date
		NV ord						51,378

Total PLC ords			428,927	81,688				72,042
Total NV ords				112,104				51,378

*	Duncan Palmer’s RSP award has been subject to time pro-rating following his resignation. The number of unvested shares held on December 31, 2013 is the number that will vest on termination. In accordance with the terms of the award, half of it is being settled with Reed Elsevier NV ordinary shares.

REED ELSEVIER

As of December 31, 2013 Reed Elsevier operated and/or had awards outstanding under a number of equity-based plans as follows:

(i)	All-Employee Equity-Based Plans

Reed Elsevier’s all-employee equity-based plans comprise the following two plans. Mr Engstrom and Mr Palmer have waived their right to participate in any local all-employee share based plans in any country.

(a)	Reed Elsevier Group plc SAYE Share Option Scheme (the SAYE Scheme)

Options over Reed Elsevier PLC ordinary shares have been granted under the SAYE Scheme. Shares may be acquired at not less than the higher of (i) 80% of the closing market price for the relevant share on The London Stock Exchange three dealing days before invitations to apply for options are issued, and (ii) if new shares are to be subscribed, their nominal value.

All UK employees of Reed Elsevier Group plc and participating companies under its control in employment at the date of invitation are entitled to participate in the SAYE Scheme. In addition, the Directors of Reed Elsevier Group plc may permit other employees of Reed Elsevier Group plc and participating companies under its control to participate.

Invitations to apply for options may normally only be issued within 42 days after the announcement of the combined results of Reed Elsevier for any period. No options may be granted more than 10 years after the approval of the scheme. A new 2013 SAYE Share Option Scheme was implemented during 2013, to replace the 2003 SAYE Share Option, under which the final grant of options permitted within the scheme’s 10 year validity period, was made during 2012. Outstanding options granted under the 2003 SAYE Share Option Scheme will remain capable of exercise until 2018.

On joining the SAYE Scheme, a save as you earn contract (a Savings Contract) must be entered into with an appropriate savings body, under which savings of between £10 and £250 per month may be made to such savings body for a period of three or five years. From April 6, 2014, it will be possible to save up to £500 per month in any new SAYE Savings Contracts, following an increase to the maximum contributions limit by HMRC and upon appropriate approval by the Company’s Board of Directors. A bonus may be payable under the Savings Contract at the end of the savings period. The amount of the monthly contributions may be reduced if applications exceed the number of Reed Elsevier PLC ordinary shares available for the grant of options on that occasion.

The number of Reed Elsevier PLC ordinary shares over which an option may be granted is limited to that number of shares which may be acquired at the exercise price out of the repayment proceeds (including any bonus) of the Savings Contract.

Options under the SAYE Scheme may normally only be exercised for a period of six months after the bonus date under the relevant Savings Contract. However, options may be exercised earlier than the normal exercise date in certain specified circumstances, including death, or on ceasing employment on account of injury, disability, redundancy, reaching contractual retirement age, or the sale of the business or subsidiary for which the participant works, or on ceasing employment for any other reason, or provided the option has been held for at least three years. Exercise is allowed in the event of an amalgamation, reconstruction or take-over of the company whose shares are under option; alternatively, such options may, with the agreement of an acquiring company or a company associated with it, be exchanged for options over shares in the acquiring company or that associated company. Options may also be exercised in the event of the voluntary winding-up of the company whose shares are under option. In the event that options are exercised before the bonus date, the participant may acquire only the number of shares that can be purchased with the accumulated savings up to the date of exercise, plus interest (if any).

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

This facility consists of an annual issue by Reed Elsevier NV of a convertible debenture loan (the Netherlands Convertible Debenture Stock Scheme) that is open for subscription by staff employed by Reed Elsevier companies in the Netherlands or temporarily seconded to affiliates abroad. The interest rate of the scheme is determined quarterly on the basis of market rates on internet savings accounts which can be withdrawn at a day’s notice in the Netherlands. Employees can annually subscribe for one or more debentures of €200 each, up to a maximum amount equal to 20% of the equivalent of 15 times the employee’s fixed gross monthly salary, including any fixed monthly allowances, but excluding any non-monthly salary components (holiday pay, annual incentives, profit shares etc). Interest is payable in arrears in the month of January following the subscription year. The loans have a term of 10 years. During the 10-year term of the loan employees can decide to convert their claim on Reed Elsevier NV into shares at an exercise price equal to the price of a Reed Elsevier NV ordinary share on NYSE Euronext Amsterdam on the last dealing day of the month in which the employee has subscribed for the loan (the exercise price). Each debenture of €200 can be converted into 50 ordinary shares in Reed Elsevier NV against payment of 50 times the exercise price, less €200.

(ii)	Executive Equity-Based Plans

Reed Elsevier’s executive equity-based plans comprise:

(a)	Reed Elsevier Group plc Growth Plan (REGP)

The details of how the REGP operates have been disclosed in previous years’ annual reports and details are also set out on page 51 of this annual report. The performance measures and targets for the matching awards granted in 2013 are disclosed in this annual report on page 62.

(b)	Long-term incentive plans (LTIP)

The plans in this category comprise the Reed Elsevier Group plc Long-Term Incentive Plan 2013 (LTIP 2013), the Reed Elsevier Group plc Long-Term Incentive Plan 2010 (LTIP 2010) and the Reed Elsevier Group plc Long-Term Incentive Share Option Scheme 2003 (LTIS 2003). Details of the LTIP 2010 and the LTIS 2003 have been disclosed in previous years’ annual reports.

The LTIP 2013 was implemented in 2013 as the successor plan to the LTIP 2010 and details are set out on page 50 of this annual report. The plan applies to senior executives (including executive officers and executive directors). Awards may be granted as performance share awards or nil-cost options but it is currently intended to only grant performance share awards. Awards vest subject to performance measured over three financial years. Awards may be satisfied with new issue shares, a transfer of treasury shares or shares purchased in the market, but it is currently intended to continue the existing practice of satisfying awards with shares purchased in the market. The performance measures and targets applicable to awards granted in 2013 under this plan are set out on pages 61 and 62. The vesting of awards is also subject to participants meeting a minimum shareholding requirement and continued employment (except for certain categories of approved leavers). Dividend equivalents accrue over the performance period and are paid out in cash at the end to the extent that the awards vest.

The LTIP 2010 has awards outstanding which were granted in 2011 and 2012. No awards were granted under this plan in 2013 and no awards will be granted under this plan in 2014.

The LTIS 2003 enabled the grant of options and restricted shares. Options previously granted under this plan vested subject to performance and will lapse to the extent they remain unexercised, on the tenth anniversary of the date of grant. No awards were made under the LTIS 2003 in 2013 and no awards will be made under this plan in 2014.

(c)	Executive share option schemes (ESOS)

The plans in this category comprise the Reed Elsevier Group plc Executive Share Option Scheme 2013 (ESOS 2013) and the Reed Elsevier Group plc Share Option Scheme 2003 (ESOS 2003). Details of the ESOS 2003 have been disclosed in previous annual reports.

The ESOS 2013 was implemented in 2013 and is the successor plan to the ESOS 2003 and details are set out on page 50 of this annual report. The plan applies to around 1,000 executives (including executive officers and executive directors). Market value options are granted which vest (subject to performance in the case of executive directors) after three years and remain exercisable, subject to continued employment, until the tenth anniversary of grant. Options may be satisfied with new issue shares, a transfer of treasury shares or shares purchased in the market, but it is currently intended to continue the existing practice of satisfying options with new issue shares. The performance measure and targets applicable to options granted in 2013 under this plan to executive directors are set out on page 62.

ESOS 2003 has options outstanding under it but no options were granted under this plan in 2013 and no options will be granted under this plan in 2014.

(d)	Bonus investment plans (BIP)

The Reed Elsevier Group plc Bonus Investment Plan 2010 (BIP 2010) (see page 50 for a description of this plan) is a voluntary plan aimed at encouraging personal investment in, and ongoing holding of, Reed Elsevier shares to promote greater alignment with shareholders and support the retention of key talent. Awards were made in 2013 under BIP 2010 to senior executives (including executive officers and Executive Directors). The performance measures and targets applicable to awards granted in 2013 are set out on page 61.

(e)	Reed Elsevier Group plc Retention Share Plan 2004 (RSP)

The RSP has been used to facilitate the grant of one-off awards of restricted shares, where appropriate, to senior new hires for example, to buy out share-based awards from previous employment. The restricted shares which have been awarded will be satisfied by shares purchased in the market and Executive Directors are not eligible to participate.

In addition, since 2006, employees eligible to participate in the ESOS (see (c) above), other than Executive Directors, have been able to choose prior to the date of grant whether to receive all or part of their grant in the form of restricted shares based on a pre-determined conversion ratio of one share for every five options that would otherwise be granted to them under ESOS. The RSP is the vehicle used to deliver the award of such restricted shares. The restricted shares vest after the expiry of three years from the date of grant, subject to the participant remaining employed by Reed Elsevier or a participating company under its control. The restricted shares awarded are satisfied by shares purchased in the market.

Note that the RSP award granted to Duncan Palmer on recruitment was not granted under the RSP. The terms of that award were described in last year’s annual report.

Share options and conditional share awards

At February 26, 2014 the total number of ordinary shares subject to outstanding options was:

	Number of outstanding options	Options over shares	Option price range
SAYE Scheme	1,922,744	Reed Elsevier PLC	£4.016 — £5.96
Netherlands Convertible Debenture Stock Scheme	1,195,300	Reed Elsevier NV	€9.00 — €14.865
ESOS	8,125,483	Reed Elsevier PLC	£4.20 — £9.03
	6,052,561	Reed Elsevier NV	€7.301 — €15.19
LTIS 2003	147,909	Reed Elsevier PLC	£5.115
	100,883	Reed Elsevier NV	€11.13

Share options are expected, upon exercise, to be met principally by the issue of new ordinary shares, but may also be met from shares held by the Reed Elsevier Group plc Employee Benefit Trust.

At February 26, 2014 the following conditional share awards were also outstanding:

	Number of outstanding awards	Awards over shares in
REGP*	536,750	Reed Elsevier PLC
	591,588	Reed Elsevier NV
LTIP	2,397,483	Reed Elsevier PLC
	1,652,859	Reed Elsevier NV
BIP*	3,262,636	Reed Elsevier PLC
	1,536,524	Reed Elsevier NV
RSP	1,889,094	Reed Elsevier PLC
	1,136,129	Reed Elsevier NV

*	For disclosure purposes, any Reed Elsevier PLC and Reed Elsevier NV ADRs awarded under these plans have been converted into ordinary share equivalents.

It is intended that these awards will be satisfied with shares purchased in the market.

REED ELSEVIER

Share ownership

The interests of those individuals who were Directors of Reed Elsevier PLC and Reed Elsevier NV as at December 31, 2013 in the issued share capital of the respective companies at the beginning and end of the year are shown below. Reed Elsevier PLC and Reed Elsevier NV ADRs are converted into ordinary share equivalents.

	Reed Elsevier PLC ordinary shares		Reed Elsevier NV ordinary shares
	January 1, 2013	December 31, 2013	January 1, 2013	December 31, 2013
Erik Engstrom	107,040	114,552	509,556	513,765
Anthony Habgood	50,000	50,000	25,000	25,000
Wolfhart Hauser*				750
Adrian Hennah	5,163	5,163
Lisa Hook			4,800	4,800
Marike van Lier Lels
Duncan Palmer		88		30,022
Robert Polet	1,000	1,000
Linda Sanford		3,600
Ben van der Veer			5,000	5,000

*	Wolfhart Hauser was appointed on April 25, 2013.

As at March 6, 2014, Erik Engstrom’s interest in Reed Elsevier PLC ordinary shares was 118,552 and in Reed Elsevier NV ordinary shares was 516,765 and Ben van der Veer’s interest in Reed Elsevier NV ordinary shares was 7,000.

The interests of the current Executive Directors of Reed Elsevier PLC and Reed Elsevier NV in the issued share capital of the respective companies as at March 6, 2014 were:

	Interest in Reed Elsevier PLC ordinary shares*	Interest in Reed Elsevier NV ordinary shares*
Erik Engstrom	118,552	516,765
Duncan Palmer	88	30,022

*	In the table above, Reed Elsevier PLC and Reed Elsevier NV ADRs are converted into ordinary share equivalents.

Shares and options held by executive officers

The following table indicates the total aggregate number of Reed Elsevier PLC ordinary shares and Reed Elsevier NV ordinary shares beneficially owned and the total aggregate number of share options and conditional share awards held by the executive officers (other than Directors) of Reed Elsevier Group plc (three persons) in office as of February 26, 2014:

	Reed Elsevier PLC ordinary shares	Reed Elsevier PLC ordinary shares subject to options	Reed Elsevier PLC conditional share awards	Reed Elsevier NV ordinary shares	Reed Elsevier NV ordinary shares subject to options	Reed Elsevier NV conditional share awards
Executive officers (other than Directors)	170,900	218,903	664,384	37,241	177,985	308,325

In the table above, Reed Elsevier PLC and Reed Elsevier NV ADRs are converted into ordinary share equivalents.

The options over Reed Elsevier PLC ordinary shares included in the above table are exercisable at prices ranging from £4.665 to £7.345 per share and between the date hereof and 2023. The options over Reed Elsevier NV ordinary shares included in the above table are exercisable at prices ranging from €8.31 to €14.51 per share and between the date hereof and 2023. The Reed Elsevier PLC and Reed Elsevier NV conditional share awards included in the above table will vest between 2014 and 2016.

ITEM 7: MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

REED ELSEVIER PLC

Substantial share interests

As at March 6, 2014, the company had been notified by the following shareholders that they held an interest of 3% or more in voting rights(1) of the issued share capital of the company:

Identity of Person or Group(2)	% of Class
Franklin Mutual Advisors, LLC	5.04
BlackRock, Inc	5.03
Invesco Limited	5.03
Lloyds Banking Group plc	3.47
Legal & General Group plc	3.40

The percentage interests stated above are as disclosed at the date on which the interests were notified to the company.

(1)	Under the UK Disclosure Rules and Transparency Rules, subject to certain limited exceptions, persons or groups with an interest of 3% or more in voting rights of the issued Reed Elsevier PLC ordinary share capital are required to notify Reed Elsevier PLC of their interest.

(2)	Under the UK Large and Medium-sized Companies and Groups (Accounts and Reports) Regulations 2008, Reed Elsevier PLC is required to disclose information they are aware of regarding the identity of each person with a significant direct or indirect holding of securities in Reed Elsevier PLC as at the financial year end.

As far as Reed Elsevier PLC is aware, except as disclosed herein, it is neither directly or indirectly owned nor controlled by one or more corporations or by any government.

At December 31, 2013 there were 16,964 ordinary shareholders, including the depositary for Reed Elsevier PLC’s ADR programme, with a registered address in the United Kingdom, representing 99.86% of shares issued.

Reed Elsevier PLC is not aware of any arrangements the operation of which may at a subsequent date result in a change in control of Reed Elsevier PLC. The major shareholders of Reed Elsevier PLC do not have different voting rights to other ordinary shareholders.

REED ELSEVIER NV

Substantial share interests

As of March 6, 2014 Reed Elsevier NV is aware of the following disclosable interests of 3% or more in the issued Reed Elsevier NV shares based on the public database of and on notification received from the Netherlands Authority for the Financial Markets(1) or provided as a Schedule 13G filing(2):

Identity of Person or Group	% of Class
BlackRock, Inc	7.30
Reed Elsevier PLC(3)	5.89
Causeway Capital Management LLC	5.01
ING Groep N.V.	5.00
Credit Suisse Group AG	4.59
The Bank of New York Mellon Corporation	4.59
FIL Limited	3.72

(1)	Under Article 5:38 of the Netherlands Financial Markets Supervision Act, any person acquiring or disposing of shares or voting rights in public companies established under the laws of the Netherlands listed on a stock exchange in the European Union, is required to notify the Netherlands Authority for the Financial Markets (AFM) without delay if such person knows, or should know, that such interest therein reaches, exceeds or drops below a 3%, 5%, 10%, 15%, 20%, 25%, 30%, 40%, 50%, 60%, 75% and 95% threshold. No interest in the shares or voting rights of Reed Elsevier NV of 10% or more has been disclosed in the AFM’s registers.

(2)	The Securities Exchange Act of 1934 requires any person who has, as at the end of the calendar year, a direct or indirect beneficial interest in 5% or more of the issued share capital of a company, to file a statement on Schedule 13G with the Securities and Exchange Commission reporting such interest within 45 days following the end of the calendar year.

(3)	Reed Elsevier PLC’s interest comprises a holding of R shares of €0.70 nominal value each held by a subsidiary of Reed Elsevier PLC. The 5.89% indirect equity interest in the total share capital of Reed Elsevier NV was notified to the AFM at the time the 5% threshold was reached. The subsequent repurchases of R shares are not reflected in the substantial interest register held by AFM, as the interest did not drop below the 5% threshold.

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

RELATED PARTY TRANSACTIONS

Transactions with joint ventures and key management personnel, comprising the Executive and Non-Executive Directors of Reed Elsevier PLC and Reed Elsevier NV, are set out in note 32 to the combined financial statements. Further details of remuneration of key management personnel are set out in “Item 6 — Directors, Senior Management and Employees”.

ITEM 8: FINANCIAL INFORMATION

FINANCIAL STATEMENTS

See Item 18: Financial Statements.

DIVIDEND POLICY

Dividends to Reed Elsevier PLC and Reed Elsevier NV shareholders are, other than in special circumstances, equalised at the gross level, including the benefit of the UK attributable tax credit of 10% received by certain Reed Elsevier PLC shareholders. The exchange rate used for each dividend calculation as defined in the Reed Elsevier merger agreement is the spot euro/sterling exchange rate, averaged over a period of five business days commencing with the tenth business day before the announcement of the proposed dividend. The Boards of Reed Elsevier PLC and Reed Elsevier NV have adopted dividend policies in recent years in respect of their equalised dividends that, subject to currency considerations, more closely align dividend growth with growth in adjusted earnings, consistent with the dividend normally being covered over the longer term at least two times by adjusted earnings (i.e. before the amortisation of acquired intangible assets, acquisition related costs, net financing charge on defined benefit pension schemes, disposal gains and losses and other non operating items, related tax effects, other deferred tax credits from intangible assets and exceptional prior year tax credits).

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

	Pence per ordinary share		US dollars per ADS
Calendar Periods	High	Low	High	Low
2013	899	641	60.05	41.01
2012	652	469	42.04	28.90
2011	591	461	37.74	29.61
2010	563	461	35.70	26.82
2009	560	420	33.56	26.20
2008	690	451	54.60	27.06

2013
Fourth Quarter	899	822	60.05	52.69
Third Quarter	854	761	54.39	46.18
Second Quarter	796	715	48.39	44.36
First Quarter	782	641	47.53	41.01

2012
Fourth Quarter	652	598	42.04	38.25
Third Quarter	608	506	39.34	31.53
Second Quarter	565	469	36.24	28.90
First Quarter	563	509	35.75	31.44

2011
Fourth Quarter	555	489	35.93	30.33
Third Quarter	578	461	36.99	29.61
Second Quarter	566	526	36.89	34.13
First Quarter	591	506	37.74	32.20

Month
February 2014	924	878	61.97	57.73
January 2014	931	887	61.60	58.48
December 2013	899	855	60.05	56.02
November 2013	889	868	58.10	55.59
October 2013	874	822	56.53	52.69
September 2013	850	798	54.39	49.02

REED ELSEVIER NV

The Reed Elsevier NV ordinary shares are quoted on NYSE Euronext Amsterdam NV and the New York Stock Exchange. NYSE Euronext Amsterdam NV is the principal trading market for Reed Elsevier NV ordinary shares. Trading on the New York Stock Exchange is in the form of ADSs, evidenced by ADRs issued by The Bank of New York Mellon, as depositary. Each ADS represents two Reed Elsevier NV ordinary shares.

The table below sets forth, for the periods indicated, the high and low closing middle market quotations for the Reed Elsevier NV Ordinary Shares on NYSE Euronext Amsterdam NV as derived from the Officiële Prijscourant of NYSE Euronext Amsterdam NV and the high and low last reported sales prices in US dollars for the Reed Elsevier NV ADSs on the New York Stock Exchange, as derived from the New York Stock Exchange Composite Tape, and reported by Thomson Reuters Datastream:

	€ per ordinary share		US dollars per ADS
Calendar Periods	High	Low	High	Low
2013	15.82	11.18	43.01	28.97
2012	11.37	8.17	29.58	20.35
2011	10.27	7.59	27.84	21.23
2010	10.12	8.17	26.93	20.14
2009	9.42	7.19	25.05	19.85
2008	13.69	7.72	39.61	20.73

2013
Fourth Quarter	15.82	14.46	43.01	39.05
Third Quarter	15.07	13.00	40.55	33.68
Second Quarter	13.43	12.26	34.38	32.21
First Quarter	13.37	11.18	34.18	28.97

2012
Fourth Quarter	11.37	10.23	29.58	26.50
Third Quarter	10.66	9.14	27.49	22.20
Second Quarter	9.73	8.17	25.97	20.35
First Quarter	9.64	8.79	25.76	22.36

2011
Fourth Quarter	9.13	8.15	25.74	21.67
Third Quarter	9.42	7.59	27.16	21.23
Second Quarter	9.51	8.74	27.36	25.07
First Quarter	10.27	8.66	27.84	23.85

Month
February 2014	16.23	15.09	44.51	40.89
January 2014	16.03	15.26	43.45	41.30
December 2013	15.77	14.79	42.67	40.70
November 2013	15.82	14.80	43.01	40.03
October 2013	15.02	14.46	41.03	39.05
September 2013	15.07	13.87	40.55	36.15

ITEM 10: ADDITIONAL INFORMATION

ARTICLES OF ASSOCIATION

REED ELSEVIER PLC (the “Company”)

A copy of the Company’s current Articles of Association (the “Articles”) is incorporated by reference from Exhibit 4.1 to the Registration Statement on Form S-8 filed with the SEC on May 25, 2010 — see “Item 19: Exhibits” on pages S-3 and S-4.

The following is a summary of the current Articles. As a summary, it is not exhaustive and is qualified in its entirety by reference to UK law and the Articles.

Company’s Objects

The Company’s objects are unrestricted.

Share Capital

As at December 31, 2013 the company’s issued ordinary share capital comprised 1,267,036,696 shares of 14 51/116p. At December 31, 2013 the total shares held in treasury were 109,567,371. Of these 10,120,537 ordinary shares were held by the Reed Elsevier Group plc Employee Benefit Trust and 99,446,834 ordinary shares were held in treasury by the Company. During 2013, the Company bought back 41,961,920 ordinary shares pursuant to the authority given by shareholders at the Annual General Meeting held on April 25, 2013 and the previous authority given by shareholders at the Annual General Meeting held on April 25, 2012. These shares are included in the number of ordinary shares held in treasury.

The Company by ordinary resolution and subject to the UK Companies Act 2006 (the “Act”) may:

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

Distribution of assets on winding up

In the event of the company being wound up, on the authority of a special resolution of the Company and subject to the UK Insolvency Act 1986 (as amended) the liquidator may:

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

General meetings of shareholders

Subject to the Act, the company must hold a general meeting every year. The Board may convene a general meeting when necessary and must do so promptly upon requisition by the shareholders. The notice period for annual general meetings is 21 clear days and 14 clear days for other general meetings. Subject to the Act and the Articles, the notice shall be sent to every member at their registered address. If, on two consecutive occasions notices are sent to a members registered address and have been returned undelivered the member shall not be entitled to receive any subsequent notice.

Voting rights

On a poll, every shareholder present in person or by proxy has one vote for every share of which he is the holder. No member is entitled to vote on a partly paid share. The Board also has the discretion to prevent a member from voting in person or by proxy if they are in default of a duly served notice under section 793 of the Act, concerning a request for information about interest in the company’s shares.

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

For Directors who do not hold an executive position in the company, their ordinary remuneration shall not exceed in aggregate £500,000 per annum or such higher amount as the Company may determine by ordinary resolution from time to time. Each Director shall be paid a fee for their services which is deemed to accrue from day to day at such rate as determined by the Board.

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

REED ELSEVIER NV (the “Company”)

The following is a summary of the principal provisions of the Company’s Articles of Association (the “Articles”). As a summary, it is not exhaustive and is qualified in its entirety by reference to Dutch law and the Articles as they read in the Dutch language. The Articles were last amended before a civil law notary in Amsterdam on May 8, 2013 after a shareholders’ resolution was passed to approve such amendment at the Annual General Shareholders’ Meeting held on April 24, 2013. A copy of the current Articles is incorporated by reference from the registration statement of securities to be offered to employees in employee benefit plans on Form S-8 filed with the SEC on September 27, 2013 — see “Item 19: Exhibits” on pages S-3 and S-4.

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

As at December 31, 2013 the Company’s issued share capital comprised 734,149,956 ordinary shares and 4,303,179 R shares. At December 31, 2013 the total shares held in treasury were 67,451,493. Of these 4,992,360 ordinary shares were held by the Reed Elsevier Group plc Employee Benefit Trust and 60,895,193 ordinary shares and 156,344 R shares (equivalent to 1,563,940 ordinary shares) were held in treasury by the Company.

At the 2013 Annual General Shareholders’ Meeting, shareholders passed a resolution delegating the authority to the Board to acquire shares in the Company for a period of 18 months from the date of the annual general meeting of shareholders and therefore up to and including 23 October 2014, for the maximum amount of 10% of the issued capital. During the year, 25,222,636 ordinary shares, including 94,053 R shares (equivalent to 940,530 ordinary shares) from Reed Holding B.V., were purchased under this and the previous delegation of authority.

A resolution to renew the delegation of the authority to the Board will be submitted to the shareholders at the 2014 Annual General Shareholders’ Meeting.

Ordinary shares can be registered in a shareholder’s name or held via a book-entry deposit under the Dutch Giro Securities Trade Act.

Issuance of shares

Shares may be issued on the basis of a resolution of the general meeting of shareholders, which can designate this authority to the Board, provided that the aggregate nominal value up to which shares may be issued under this designated authority cannot exceed one-third of the sum of (i) the Company’s issued share capital at the time the resolution to make the designation is adopted and (ii) the aggregate nominal value of any rights granted by the Company to take up shares outstanding at that time.

Pre-emptive rights of existing shareholders may be restricted or excluded by a resolution of the general meeting and in the event of an issue of shares pursuant to a resolution of the Board, the pre-emptive rights can be restricted or excluded pursuant to a resolution of the Board if the Board is designated competent to do so by the general meeting.

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

An acquisition of the Company’s own shares other than for no consideration is only permitted if the general meeting has granted authorisation to the Board. No voting rights may be exercised on shares held by the company or a subsidiary and no dividend shall be paid on these shares.

The general meeting of shareholders may at the proposal of the Board resolve to reduce the Company’s issued share capital through cancellation of shares or through reduction of the nominal value of shares by amendment of the Articles of Association, provided that the issued share capital or the paid-up part thereof will not drop below the amount prescribed by the Dutch Civil Code.

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

Dividend Rights

Each year the Board shall determine which part of the profits shown in the adopted profit and loss account shall be reserved. After allocation to reserves, the shareholders’ meeting shall determine the allocation of remaining profits. Distributions may be made only insofar as the Company’s equity exceeds the amount of the paid in and called up part of the issued share capital, increased by the reserves which must be kept by virtue of the law. Dividends shall be paid after adoption of the annual accounts showing that payment of dividends is permitted. Interim distributions may be payable, provided there is sufficient profit available for distribution in accordance with the aforementioned requirements as shown by interim accounts.

The Board

Reed Elsevier NV has a unitary board governance structure, comprising executive and non-executive directors. It is established board practice at Reed Elsevier NV that the executive and non-executive directors meet together. In performing their duties, the directors shall act in accordance with the interests of the Company and the business connected with it.

The number of directors is determined by the Board. The number of executive directors shall at all times be less than the number of non-executive directors.

Directors shall be appointed by the General Shareholders’ Meeting on the basis of a proposal of the Non-Executive Directors. Under the Articles, directors are appointed for a three-year term, with the possibility of re-appointment. Notwithstanding these provisions in the articles of association and in accordance with the provisions of the UK Corporate Governance Code, all Directors seek annual re-appointment at the Annual General Meeting to align the arrangements regarding appointment for the Boards of Reed Elsevier NV and Reed Elsevier PLC.

Executive Directors

The Executive Directors are entrusted with the management of the Company. In performing their duties, the Executive Directors shall act in accordance with the interests of the Company and the business connected with it. The Board has established rules regarding the decision-making and working methods of the Executive Directors in addition to the Articles. In this context, the Board has also determined the duties for which each Executive Director in particular shall be responsible.

Non-Executive Directors

The duties of the Non-Executive Directors are to supervise the management of the Executive Directors and the general affairs in the Company and the business connected with it, and to assist the executive directors by providing advice. In performing their duties the Non-Executive Directors shall act in accordance with the interests of the Company and the business connected with it. The Non-Executive Directors have established rules regarding their decision-making process and working methods in addition to the Articles.

The Company pursues a remuneration policy for the Executive Directors, which is determined by the general meeting upon a proposal by the Non-Executive Directors. The Remuneration Committee of Reed Elsevier Group plc makes recommendations to the Non-Executive Directors of the Company with regard to the remuneration policy for Executive Directors and the remuneration in all its forms for the Executive Directors.

As a general rule, Non-Executive Directors serve for two three-year terms. Individual Directors may serve up to one additional three-year term.

Suspension/dismissal

Each Director can at any time be suspended or dismissed by the General Shareholders’ Meeting. In addition, each Executive Director can at any time be suspended by the Board.

Amendment of the Articles

Amendment of the Articles requires a shareholders’ resolution passed with an absolute majority of the votes cast, provided such resolution is passed at the proposal of the Board. Otherwise, a majority of two-thirds of the votes cast is required in a meeting at which at least half of the Company’s issued capital is represented. The notice for such a meeting must state that amendment of the Articles is on the agenda. A copy of the full text of the proposed amendment of the Articles must be made available free of charge to shareholders at the time of notice for the meeting. In accordance with Article 43 of the Articles, only certain provisions in the Articles including provisions governing appointments and dismissals of directors can be amended upon a proposal of the Board.

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

The Annual General Shareholders’ Meeting discusses the annual report, adopts the annual accounts, resolves on a proposal to pay a dividend and votes on release from liability of the directors as separate agenda items in the annual general shareholders’ meeting.

Conflict of Interest—Directors

A Director shall not participate in the discussions and decision-making if he has a direct or indirect personal interest in the matter which is conflicting with the interests of the Company and the business connected with it. In case because of this no resolution can be adopted by the Executive Directors, the Non-Executive Directors will resolve on the matter. In case because of this no resolution can be adopted by the Non-Executive Directors, the general meeting will resolve on the matter.

Remuneration

The remuneration policy for Executive Directors is determined by the General Shareholders’ Meeting upon a proposal of the Non-Executive Directors. The remuneration of the Executive Directors is determined by the Non-Executive Directors in line with the remuneration policy agreed by the shareholders’ meeting. With respect to remuneration in the form of shares in the Company and/or rights to subscribe for such shares, the Non-Executive Directors will submit a proposal for approval to the shareholders’ meeting.

The Non-Executive Directors receive an annual remuneration. The remuneration of each Non-Executive Director individually, is determined by the Board, in line with the remuneration policy for non-executive directors. The maximum amount of annual remuneration shall be determined by the shareholders’ meeting and can only be adopted at the proposal of the Board. At the Annual General Meeting in 2011 the maximum amount of remuneration for the Non-Executive Directors was set at €600,000 per annum, for the proportion of the fees borne by the Company.

Dissolution of the Company

A resolution to dissolve the Company requires an absolute majority of the votes cast at the General Meeting of Shareholders. The notice for such a meeting must state that dissolution will be on the agenda. If the Company is dissolved by a resolution of the general meeting, the executive directors shall be charged with the liquidation of the Company and the non-executive directors with the supervision thereof, subject to the relevant provisions of Book 2 of the Dutch Civil Code.

Assets which remain after payment of the debts shall be transferred to the holders of ordinary shares and the holders of class R shares in proportion to the nominal value of their shareholdings.

Indemnity

Under the Articles, to the extent permissible by law, the Company shall indemnify and hold harmless each sitting and former director against the financial consequences of any liabilities or claims, brought by any party other than the Company itself or its group companies, in relation to acts or omissions performed or committed in that person’s capacity of director.

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

There are no limitations relating only to non-residents of the United Kingdom under UK law or Reed Elsevier PLC’s Articles on the right to be a holder of, and to vote, Reed Elsevier PLC ordinary shares, or to non-residents of the Netherlands under Dutch law or Reed Elsevier NV’s Articles on the right to be a holder of, and to vote, Reed Elsevier NV ordinary shares.

TAXATION

The following discussion is a summary under present law and tax authority practice of the material UK, Dutch and US federal income tax considerations relevant to the purchase, ownership and disposal of Reed Elsevier PLC ordinary shares or ADSs and Reed Elsevier NV ordinary shares or ADSs. This discussion applies to you only if you are a US holder, you hold your ordinary shares or ADSs as capital assets and you use the US dollar as your functional currency. It does not address the tax treatment of US holders subject to special rules, such as banks, dealers or traders in securities or currencies, insurance companies, tax-exempt entities, partnerships or other pass-through entities for US federal income tax purposes, holders of 10% or more of Reed Elsevier PLC or Reed Elsevier NV voting shares, persons holding ordinary shares or ADSs as part of a hedging, straddle, conversion or constructive sale transaction, persons that are resident or domiciled in the UK (or who have ceased to be resident in or became treated as resident outside the UK for the purpose of a double tax treaty (treaty non-resident) within the past five years of assessment, or, for departures before April 6, 2013, who have ceased to be resident or ordinarily resident or become treaty non-resident within the past five years of assessment) and persons that are resident in the Netherlands. The summary also does not discuss the US federal alternative minimum tax or the tax laws of particular states or localities in the US.

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

UK Taxation

Dividends

Under current UK taxation legislation, no tax is required to be withheld at source from dividends paid on the Reed Elsevier PLC ordinary shares or ADSs. A shareholder in Reed Elsevier PLC who is an individual resident for UK tax purposes in the United Kingdom may be entitled, in calculating their liability to UK income tax, to a tax credit on cash dividends paid by the company. The tax credit is equal to one-ninth of the cash dividend.

Capital Gains

Shareholders may be liable for UK taxation on capital gains realised on the disposal of their Reed Elsevier PLC ordinary shares or ADSs if at the time of the disposal the shareholder carries on a trade, profession or vocation in the United Kingdom through a branch or agency, or in the case of a company a permanent establishment, and such ordinary shares or ADSs are or have been used, held or acquired for the purposes of such trade, profession, vocation, branch, agency or permanent establishment.

UK Stamp Duty and Stamp Duty Reserve Tax

Current UK law includes provision whereby UK stamp duty reserve tax (SDRT) or UK stamp duty is payable upon the transfer or issue of Reed Elsevier PLC ordinary shares to the depositary in exchange for Reed Elsevier PLC ADSs evidenced by ADRs. For this purpose, the current rate of stamp duty and SDRT is 1.5%, applied, in each case, to: (i) the issue price when the ordinary shares are issued; (ii) the amount or value of the consideration where shares are transferred for consideration in money or money’s worth; or (iii) the value of the ordinary shares in any other case. Following litigation HMRC have accepted that they will no longer seek to apply the 1.5% SDRT charge on an issue of shares into a clearance service or depositary receipt system on the basis that the charge is not compatible with EU law. Accordingly no UK SDRT or

UK stamp duty is payable upon the issue of Reed Elsevier PLC shares to the depositary in exchange for Reed Elsevier PLC ADSs evidenced by ADRs. HMRC’s view is that the 1.5% SDRT or stamp duty charge will continue to apply to transfer of shares into a clearance service or depositary receipt system, unless they are an integral part of the issue of share capital. This view is currently being challenged in further litigation.

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

Dividends

Dividends on Reed Elsevier PLC ordinary shares or ADSs or Reed Elsevier NV ordinary shares or ADSs (including any Dutch tax withheld) will generally be included in your gross income as ordinary income from foreign sources. The dollar amount recognised on receiving a dividend in pounds sterling or euros will be based on the exchange rate in effect on the date the depositary receives the dividend, or in the case of ordinary shares on the date you receive the dividend, as the case may be, whether or not the payment is converted into US dollars at that time. Any gain or loss recognised on a subsequent conversion of pounds sterling or euros for a different amount will be US source ordinary income or loss. Dividends received will not be eligible for the dividends received deduction available to corporations. Dividends received will be included in net investment income for purposes of the 3.8% Medicare contribution tax applicable to certain non-corporate US holders.

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

If you receive pounds sterling or euros on the sale or other disposition of your ordinary shares or ADSs, you will realise an amount equal to the US dollar value of the pounds sterling or euros on the date of sale or other disposition (or in the case of cash basis and electing accrual basis taxpayers, if the ordinary shares or ADSs are traded on an established securities market, the settlement date for the sale or other disposition). You will have a tax basis in the pounds sterling or the euros that you receive equal to the US dollar amount received on the settlement date. Any gain or loss realised by a US holder between the sale date and the settlement date or on a subsequent conversion of pounds sterling or euros into US dollars will be US source ordinary income or loss. Gains recognised will be included in net investment income for purposes of the 3.8% Medicare contribution tax applicable to certain non-corporate US holders.

Information Reporting and Backup Withholding Tax

Dividends from ordinary shares or ADSs and proceeds from the sale of the ordinary shares or ADSs may be reported to the Internal Revenue Service (IRS) unless the shareholder is a corporation or other exempt recipient. A backup withholding tax may apply to such amounts unless the shareholder (i) is a corporation, (ii) provides an accurate taxpayer identification number and otherwise complies with applicable requirements of the backup withholding rules, or (iii) otherwise establishes a basis for exemption. The amount of any backup withholding tax will be allowed as a credit against the holder’s US federal income tax liability and may entitle the holder to a refund, provided the required information is furnished to the IRS.

Certain US holders are required to report to the IRS information about their investment in ordinary shares or ADSs not held through an account with a domestic financial institution. Investors who fail to report required information are subject to substantial penalties. Investors should consult with their own tax advisers about the effect of this legislation on their investment in the ordinary shares or ADSs.

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

Net finance costs are exposed to interest rate fluctuations on borrowings, cash and cash equivalents. Upward fluctuations in interest rates increase the interest cost of floating rate borrowings whereas downward fluctuations in interest rates decrease the interest return on floating rate cash and cash equivalents. Interest expense payable on fixed rate borrowings is protected against upward fluctuations in interest rates but does not benefit from downward fluctuations. Reed Elsevier companies engage in foreign currency denominated transactions and are therefore subject to exchange rate risk on such transactions. Net finance costs are also exposed to changes in the fair value of derivatives (as a result of interest and exchange rate fluctuations) which are not part of a designated hedging relationship under IAS39 — Financial Instruments: Recognition and Measurement, and to ineffectiveness that may arise on designated hedging relationships. Reed Elsevier’s management of this interest rate risk and foreign exchange rate risk is described below.

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

Reed Elsevier’s management of the above market risks is described in further detail on pages 40 to 41 of Item 5: Operating and Financial Review and Prospects: Liquidity and Capital Resources — Reed Elsevier.

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

Reed Elsevier enters into interest rate swaps in order to achieve an appropriate balance between fixed and floating rate borrowings, cash and cash equivalents. They are used to hedge the effects of fluctuating interest rates on floating rate borrowings, cash and cash equivalents by allowing Reed Elsevier to fix the interest rate on a notional principal amount equal to the principal amount of the underlying floating rate cash, cash equivalents or borrowings being hedged. They are also used to swap fixed interest rates payable on long term borrowings for a floating rate. Such swaps may be used to swap a whole fixed rate bond for floating rate or they may be used to swap a portion of the period or a portion of the principal amount for the floating rate.

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

The fair values of interest rate swaps, interest rate options, forward rate agreements and forward foreign exchange contracts set out below represent the replacement costs calculated using market rates of interest and exchange at December 31, 2013. The fair value of long term borrowings has been calculated by discounting expected future cash flows at market rates.

Reed Elsevier’s use of financial instruments and its accounting policies for financial instruments are described more fully in notes 2 and 18 to the combined financial statements.

(a) Interest Rate Risk

The following sensitivity analysis assumes an immediate 100 basis point change in interest rates for all currencies and maturities from their levels at December 31, 2013 with all other variables held constant.

Financial Instrument	Fair Value December 31, 2013	Fair Value Change		Fair Value December 31, 2012	Fair Value Change
		+100 basis points	-100 basis points		+100 basis points	-100 basis points
	(In millions)			(In millions)
Short term borrowings	£(287)	£—	£—	£(131)	£—	£—
Long term borrowings (including current portion)	(3,360)	159	(166)	(4,231)	190	(187)
Interest rate swaps (swapping fixed rate debt to floating)	92	(47)	44	127	(47)	49
Interest rate swaps (swapping floating rate debt to fixed)	—	1	—	(2)	2	(1)

A 100 basis point change in interest rates would not result in a material change to the fair value of other financial instruments.

At December 31, 2013, 57% of gross borrowings are either fixed rate or have been fixed through the use of interest rate swaps, forward rate agreements and options. A 100 basis point reduction in interest rates would result in an estimated decrease in net finance costs of £12 million (2012: £8 million), based on the composition of financial instruments including cash, cash equivalents, bank loans and commercial paper borrowings at December 31, 2013. A 100 basis points rise in interest rates would result in an estimated increase in net finance costs of £12 million (2012: £8 million).

(b) Foreign Exchange Rate Risk

The following sensitivity analysis assumes an immediate 10% change in all foreign currency exchange rates against sterling from their levels at December 31, 2013 with all other variables held constant. A +10% change indicates a strengthening of the currency against sterling and a -10% change indicates a weakening of the currency against sterling.

Financial Instrument	Fair Value December 31, 2013	Fair Value Change		Fair Value December 31, 2012	Fair Value Change
		+10%	-10%		+10%	-10%
	(In millions)			(In millions)
Cash and cash equivalents	£132	£13	£(13)	£641	£23	£(23)
Short term borrowings	(287)	(26)	26	(131)	(13)	13
Long term borrowings (including current portion)	(3,360)	(256)	256	(4,231)	(339)	339
Interest rate swaps (including cross currency interest rate swaps)	79	6	(6)	138	10	(10)
Forward foreign exchange contracts	92	(62)	62	46	(58)	58

A 10% change in foreign currency exchange rates would not result in a material change to the fair value of other financial instruments.

ITEM 12: DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Fees and charges for American Depositary Receipt (ADR) holders

The Bank of New York Mellon, as depositary for the Reed Elsevier PLC and Reed Elsevier NV ADR programs, collects its fees for delivery and surrender of American Depositary Shares (ADSs) directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deductions from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

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

From January 1, 2013 to February 26, 2014, Reed Elsevier received a reimbursement of $225,000, net of withheld taxes, from the depositary for New York Stock Exchange listing fees, investor relations expenses and other program related expenses, in connection with the ADR facility.

PART II

ITEM 15: CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Reed Elsevier PLC and Reed Elsevier NV are required to comply with applicable US regulations, including the Sarbanes-Oxley Act, insofar as they apply to foreign private issuers. Accordingly, Reed Elsevier PLC and Reed Elsevier NV have established a Disclosure Committee comprising the company secretaries of Reed Elsevier PLC and Reed Elsevier NV and other senior Reed Elsevier managers appointed by the Chief Executive Officer and Chief Financial Officer of Reed Elsevier PLC and Reed Elsevier NV. The committee has reviewed and evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2013. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer of Reed Elsevier PLC and Reed Elsevier NV have concluded that the disclosure controls and procedures for the Reed Elsevier combined businesses, Reed Elsevier PLC and Reed Elsevier NV are effective as of the end of the period covered by this report.

Management’s Annual Report on Internal Control over Financial Reporting

In accordance with Section 404 of the Sarbanes-Oxley Act, management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a — 15(f) and 15d — 15(f) under the Exchange Act, as amended. The internal controls over financial reporting of the Reed Elsevier combined businesses, Reed Elsevier PLC and Reed Elsevier NV, are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of the financial statements of the Reed Elsevier combined businesses, Reed Elsevier PLC and Reed Elsevier NV would be prevented or detected.

Reed Elsevier management conducted an evaluation of the effectiveness of its internal control over financial reporting based on the framework in Internal Control-Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that the internal controls over financial reporting of the Reed Elsevier combined businesses, Reed Elsevier PLC and Reed Elsevier NV were effective as of December 31, 2013.

Certifications by the Chief Executive Officer and Chief Financial Officer of Reed Elsevier PLC and Reed Elsevier NV as required by the Sarbanes-Oxley Act are submitted as exhibits to this Form 20-F (see “Item 19: Exhibits” on pages S-3 and S-4).

Deloitte LLP and Deloitte Accountants BV have audited the Reed Elsevier combined financial statements for the fiscal year ended December 31, 2013 and have audited the effectiveness of internal control over financial reporting. Their report in respect of the Reed Elsevier combined businesses is included herein. Deloitte LLP have audited the consolidated financial statements of Reed Elsevier PLC and Deloitte Accountants BV have audited the consolidated financial statements of Reed Elsevier NV for the fiscal year ended December 31, 2013. They have also audited the effectiveness of internal control over financial reporting; their reports in respect of Reed Elsevier PLC and Reed Elsevier NV, respectively, are included herein.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and members of Reed Elsevier PLC and to the Board of Directors and shareholders of Reed Elsevier NV:

We have audited the internal control over financial reporting of the combined businesses of Reed Elsevier PLC, Reed Elsevier NV, Reed Elsevier Group plc and Elsevier Reed Finance BV and their respective subsidiaries, associates and joint ventures (together the “Combined Businesses”), as at December 31, 2013, based on criteria established in Internal Control — Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The management of Reed Elsevier PLC and Reed Elsevier NV are responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Combined Businesses’ internal control over financial reporting based on our audit.

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

In our opinion, the Combined Businesses maintained, in all material respects, effective internal control over financial reporting as at December 31, 2013, based on the criteria established in Internal Control — Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the combined statement of financial position and the related combined income statement and combined statements of comprehensive income, cash flows and changes in equity as at and for the year ended December 31, 2013 of the Combined Businesses and our report dated February 26, 2014 expressed an unqualified opinion on those financial statements and included an explanatory paragraph regarding the Combined Businesses’ adoption of International Accounting Standards 19 Employee Benefits (revised).

/s/ DELOITTE LLP London, United Kingdom February 26, 2014	/s/ DELOITTE ACCOUNTANTS B.V. Amsterdam, The Netherlands February 26, 2014

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and members of Reed Elsevier PLC:

We have audited the internal control over financial reporting of Reed Elsevier PLC and its subsidiaries (the “Company”) as at December 31, 2013, based on criteria established in Internal Control — Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as at December 31, 2013, based on the criteria established in Internal Control — Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statement of financial position and the related consolidated income statement and the statements of comprehensive income, cash flows and changes in equity as at and for the year ended December 31, 2013 of the Company and our report dated February 26, 2014 expressed an unqualified opinion on those financial statements and included an explanatory paragraph regarding the Company’s adoption of International Accounting Standards 19 Employee Benefits (revised).

/S/ DELOITTE LLP
London, United Kingdom
February 26, 2014

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and shareholders of Reed Elsevier NV:

We have audited the internal control over financial reporting of Reed Elsevier NV and its subsidiaries (the “Company”) as at December 31, 2013, based on criteria established in Internal Control — Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as at December 31, 2013, based on the criteria established in Internal Control — Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statement of financial position and the related consolidated income statement and statements of comprehensive income, cash flows and changes in equity as at and for the year ended December 31, 2013 of the Company and our report dated February 26, 2014 expressed an unqualified opinion on those financial statements and included an explanatory paragraph regarding the Company’s adoption of International Accounting Standards 19 Employee Benefits (revised).

/s/ DELOITTE ACCOUNTANTS B.V.
Amsterdam, The Netherlands
February 26, 2014

Internal Control over Financial Reporting

Management, including the Chief Executive Officer and Chief Financial Officer of Reed Elsevier PLC and Reed Elsevier NV, have reviewed whether or not during the period covered by the annual report, there have been any changes in internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the internal controls over financial reporting of the Reed Elsevier combined businesses, Reed Elsevier PLC and Reed Elsevier NV. Based on that review, the Chief Executive Officer and Chief Financial Officer of Reed Elsevier PLC and Reed Elsevier NV have concluded that there have been no such changes.

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

The Boards of Reed Elsevier Group plc and Elsevier Reed Finance BV have each implemented an ongoing process for identifying, evaluating, monitoring and managing the more significant risks faced by their respective businesses. This process has been in place throughout the year ended December 31, 2013 and up to the date of the approvals of this annual report.

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

Each division has identified and evaluated its major risks, the controls in place to manage those risks and the level of residual risk accepted. Risk management and control procedures are embedded into the operations of the business and include the monitoring of progress in areas for improvement that come to management and board attention. The major risks identified include business continuity, protection of IT systems and data, challenges to intellectual property rights, management of strategic and operational change, evaluation and integration of acquisitions, and recruitment and retention of personnel. Further detail on the principal risks facing Reed Elsevier is set out on pages 8 to 11.

The major risks facing the Reed Elsevier Group plc businesses are regularly reported to and considered by the Board and Audit Committee. With the close involvement of business management and with the central functions, the risk management and control procedures ensure that Reed Elsevier is managing its business risks effectively and in a coordinated manner across the business with clarity on the respective responsibilities and interdependencies. Litigation and other legal and regulatory matters are managed by legal directors in Europe and the United States.

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

Audit Committees

Reed Elsevier Group plc, Reed Elsevier PLC and Reed Elsevier NV have established Audit Committees which comprise only non-executive directors, all of whom are independent. The Audit Committees, which meet regularly, are chaired by Ben van der Veer, the other members being Linda Sanford and Adrian Hennah.

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

Reed Elsevier PLC and Reed Elsevier NV have a joint Nominations Committee and a joint Corporate Governance Committee. The written terms of reference adopted by the Reed Elsevier PLC and the Reed Elsevier NV Boards for these committees specify purposes and responsibilities that correspond to those of a US company’s nominating/corporate governance committee under the NYSE’s listing standards. The Nominations Committee and the Corporate Governance Committee are composed entirely of non executive directors.

ITEM 16A: AUDIT COMMITTEE FINANCIAL EXPERT

Each of Reed Elsevier PLC and Reed Elsevier NV has an Audit Committee, the members of which are identified in “Item 6: Directors, Senior Management and Employees”. The members of the Board of Directors of Reed Elsevier PLC and members of the Board of Reed Elsevier NV, have determined that each of their respective Audit Committees contains at least one Audit Committee financial expert within the meaning of the applicable rules and regulations of the SEC. The Audit Committee financial experts serving on the Reed Elsevier PLC and the Reed Elsevier NV Audit Committees are Adrian Hennah and Ben van der Veer. Each is considered independent.

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

ITEM 16C: PRINCIPAL ACCOUNTANT FEES AND SERVICES

The aggregate fees billed by our principal accountants, Deloitte LLP, Deloitte Accountants BV, the member firms of Deloitte Touche Tohmatsu and their respective affiliates, were as follows:

	Year ended December 31, 2013	Year ended December 31, 2012
	(in millions)
Audit fees	£4.9	£4.9
Audit related fees	0.4	0.7
Tax fees	1.8	0.8
All other fees	—	0.3

Total	£7.1	£6.7

Audit fees of £4.9 million (2012: £4.9 million) comprise £0.6 million (2012: £0.5 million) payable to the auditors of the parent companies and £4.3 million (2012: £4.4 million) payable to the auditors of the parent companies and their associates for the audit of the financial statements of the operating and financing businesses, including the review and testing of internal control over financial reporting in accordance with the US Sarbanes-Oxley Act. Audit related fees comprise £0.4 million (2012: £0.7 million) for other audit related assurance services. Tax fees of £1.8 million (2012: £0.8 million) relate to tax advisory and compliance services. All other fees totalling nil (2012: £0.3 million) relate to due diligence and other transaction related services.

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

All of the audit and non audit services carried out in the year ended December 31, 2013 were pre-approved under the policies and procedures summarised above.

ITEM 16D: EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E: PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

During 2013 Reed Elsevier repurchased 41,961,920 Reed Elsevier PLC ordinary shares and 24,282,106 Reed Elsevier NV ordinary shares for total consideration of £600 million. These shares are held in treasury.

	PLC		NV
	Number of ordinary shares	Average price paid per share	Number of ordinary shares	Average price paid per share
		pence		€
January 2013	6,773,000	670	3,903,969	11.38
February 2013	1,362,000	703	794,550	11.62
March 2013	3,758,800	753	2,141,800	12.57
April 2013	3,149,000	761	1,837,000	12.82
May 2013	3,830,500	754	2,241,000	12.84
June 2013	3,765,470	737	2,186,087	12.64
July 2013	838,000	842	485,000	14.32
August 2013	7,028,000	813	4,065,000	13.99
September 2013	5,327,000	820	3,082,000	14.48
October 2013	3,168,000	841	1,831,500	14.75
November 2013	1,821,200	884	1,053,700	15.61
December 2013	1,140,950	869	660,500	15.33

	41,961,920	773	24,282,106	13.29

All shares were purchased under programmes publicly announced on December 28, 2012, February 28, 2013 and July 25, 2013. All of these programmes were completed during 2013.

On December 16, 2013 Reed Elsevier PLC and Reed Elsevier NV annouced an irrevocable, non-discretionary programme to repurchase further ordinary shares up to the value of £100 million. A further 6,045,270 Reed Elsevier PLC shares and 3,511,668 Reed Elsevier NV ordinary shares have been repurchased in January and February 2014 under this programme. On February 27, 2014, Reed Elsevier PLC and Reed Elsevier NV annouced their intention to repurchase further ordinary shares up to the value of £500 million in aggregate over the remainder of 2014.

In December 2013 Reed Elsevier also repurchased 94,053 Reed Elsevier NV R shares (equivalent to 940,530 Reed Elsevier NV ordinary shares).

The Reed Elsevier Group plc Employee Benefit Trust (“EBT”) has not made any share purchases during the year.

ITEM 16F: CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G: CORPORATE GOVERNANCE

Details of Reed Elsevier’s corporate governance practices are set out on pages 94 to 100 of Item 15: Controls and Procedures.

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

REED ELSEVIER

COMBINED FINANCIAL STATEMENTS

THIS PAGE INTENTIONALLY BLANK

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and members of Reed Elsevier PLC and to the Board of Directors and shareholders of Reed Elsevier NV:

We have audited the accompanying combined statements of financial position of Reed Elsevier PLC, Reed Elsevier NV, Reed Elsevier Group plc and Elsevier Reed Finance BV and their respective subsidiaries, associates and joint ventures (together the “Combined Businesses”) as at December 31, 2013, 2012 and 2011, and the related combined income statements and combined statements of comprehensive income, cash flows and changes in equity for each of the years then ended. These combined financial statements are the responsibility of the management of Reed Elsevier PLC and Reed Elsevier NV. Our responsibility is to express an opinion on the combined financial statements based on our audits.

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

In our opinion, such combined financial statements present fairly, in all material respects, the combined financial position of the Combined Businesses as at December 31, 2013, 2012 and 2011, and the combined results of their operations and their cash flows for each of the years then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

As discussed in Accounting policies in the combined financial statements, the accompanying 2012 and 2011 financial statements have been retrospectively adjusted for the adoption of International Accounting Standards 19 Employee Benefits (revised).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Combined Businesses’ internal control over financial reporting as at December 31, 2013, based on the criteria established in Internal Control — Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 26, 2014 expressed an unqualified opinion on the Combined Businesses’ internal control over financial reporting.

/s/ DELOITTE LLP London, United Kingdom February 26, 2014	/s/ DELOITTE ACCOUNTANTS B.V. Amsterdam, The Netherlands February 26, 2014

REED ELSEVIER

COMBINED INCOME STATEMENT

FOR THE YEAR ENDED DECEMBER 31, 2013

	Note	2013 £m	2012 Restated £m	2011 Restated £m
Revenue	3	6,035	6,116	6,002
Cost of sales		(2,118)	(2,139)	(2,126)

Gross profit		3,917	3,977	3,876
Selling and distribution costs		(1,005)	(1,015)	(1,075)
Administration and other expenses		(1,565)	(1,653)	(1,660)
Share of results of joint ventures		29	24	30

Operating profit	4	1,376	1,333	1,171

Finance income	8	10	16	17
Finance costs	8	(206)	(243)	(261)

Net finance costs		(196)	(227)	(244)

Disposals and other non operating items	9	16	45	(22)

Profit before tax		1,196	1,151	905

Current tax		(352)	(153)	(258)
Deferred tax		271	51	91

Tax expense	10	(81)	(102)	(167)

Net profit for the year		1,115	1,049	738

Attributable to:
Parent companies’ shareholders		1,110	1,044	731
Non-controlling interests		5	5	7

Net profit for the year		1,115	1,049	738

REED ELSEVIER

COMBINED STATEMENT OF COMPREHENSIVE INCOME

FOR THE YEAR ENDED DECEMBER 31, 2013

	Note	2013 £m	2012 Restated £m	2011 Restated £m
Net profit for the year		1,115	1,049	738

Items that will not be reclassified to profit or loss:
Actuarial gains/(losses) on defined benefit pension schemes		40	(293)	(70)
Tax on items that will not be reclassified to profit or loss	10	(24)	96	22

Total items that will not be reclassified to profit or loss		16	(197)	(48)

Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations		(88)	(136)	32
Fair value movements on available for sale investments		—	—	(1)
Transfer to net profit on disposal of available for sale investments		—	11	—
Fair value movements on cash flow hedges		65	70	(24)
Transfer to net profit from cash flow hedge reserve (net of tax)	18	(2)	21	37
Tax on items that may be reclassified to profit or loss	10	(15)	(19)	6

Total item that may be reclassified to profit or loss		(40)	(53)	50

Other comprehensive loss for the year		(24)	(250)	2

Total comprehensive income for the year		1,091	799	740

Attributable to:
Parent companies’ shareholders		1,086	794	733
Non-controlling interests		5	5	7

Total comprehensive income for the year		1,091	799	740

REED ELSEVIER

COMBINED STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2013

	Note	2013 £m	2012 £m	2011 £m
Cash flows from operating activities
Cash generated from operations	11	1,943	1,847	1,735
Interest paid		(200)	(231)	(247)
Interest received		5	7	12
Tax paid (net)		(362)	(216)	(218)

Net cash from operating activities		1,386	1,407	1,282

Cash flows from investing activities
Acquisitions	11	(221)	(316)	(481)
Purchases of property, plant and equipment		(57)	(70)	(85)
Expenditure on internally developed intangible assets		(251)	(263)	(265)
Purchase of investments		(10)	(7)	(10)
Proceeds from disposals of property, plant and equipment		6	7	7
Gross proceeds from business disposals		311	235	101
Payments on business disposals		(116)	(82)	(21)
Dividends received from joint ventures		22	20	33

Net cash used in investing activities		(316)	(476)	(721)

Cash flows from financing activities
Dividends paid to shareholders of the parent companies		(549)	(521)	(497)
Distributions to non-controlling interests		(6)	(4)	(9)
Increase/(decrease) in short term bank loans, overdrafts and commercial paper		169	(434)	210
Issuance of term debt		184	592	—
Repayment of term debt		(915)	(437)	(248)
Repayment of finance leases		(10)	(4)	(22)
Disposal/(acquisition) of non-controlling interests		—	7	(48)
Repurchase of ordinary shares		(600)	(250)	—
Proceeds on issue of ordinary shares		125	48	9

Net cash used in financing activities		(1,602)	(1,003)	(605)

Decrease in cash and cash equivalents		(532)	(72)	(44)

Movement in cash and cash equivalents
At start of year		641	726	742
Decrease in cash and cash equivalents		(532)	(72)	(44)
Exchange translation differences		23	(13)	28

At end of year		132	641	726

REED ELSEVIER

COMBINED STATEMENT OF FINANCIAL POSITION

AS AT DECEMBER 31, 2013

	Note	2013 £m	2012 £m	2011 £m
Non-current assets
Goodwill	14	4,576	4,545	4,729
Intangible assets	15	3,124	3,275	3,494
Investments in joint ventures	16	125	100	124
Other investments	16	92	79	64
Property, plant and equipment	17	237	264	288
Deferred tax assets	19	442	79	212
Derivative financial instruments	18	64	138	—

		8,660	8,480	8,911

Current assets
Inventories and pre-publication costs	20	142	159	190
Trade and other receivables	21	1,416	1,380	1,483
Derivative financial instruments	18	124	57	149
Cash and cash equivalents		132	641	726

		1,814	2,237	2,548

Assets held for sale	22	21	297	44

Total assets		10,495	11,014	11,503

Current liabilities
Trade and other payables	23	2,595	2,544	2,657
Derivative financial instruments	18	4	11	69
Borrowings	24	648	730	982
Taxation		588	603	677
Provisions	26	17	30	39

		3,852	3,918	4,424

Non-current liabilities
Derivative financial instruments	18	13	—	—
Borrowings	24	2,633	3,162	3,300
Deferred tax liabilities	19	1,076	919	1,236
Net pension obligations	6	379	466	242
Provisions	26	116	139	87

		4,217	4,686	4,865

Liabilities associated with assets held for sale	22	3	96	17

Total liabilities		8,072	8,700	9,306

Net assets		2,423	2,314	2,197

Capital and reserves
Combined share capitals	27	224	223	223
Combined share premiums	28	2,887	2,727	2,723
Combined shares held in treasury	29	(1,464)	(899)	(663)
Translation reserve	30	(137)	(23)	88
Other combined reserves	31	880	252	(199)

Combined shareholders’ equity		2,390	2,280	2 ,172
Non-controlling interests		33	34	25

Total equity		2,423	2,314	2,197

COMBINED STATEMENT OF CHANGES IN EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2013

	Note	Combined share capitals £m	Combined share premiums £m	Combined shares held in treasury £m	Translation reserve £m	Other combined reserves £m	Combined shareholders’ equity £m	Non- controlling interests £m	Total equity £m
Balance at January 1, 2013		223	2,727	(899)	(23)	252	2,280	34	2,314
Total comprehensive income for the year		—	—	—	(88)	1,174	1,086	5	1,091
Dividends paid	13	—	—	—	—	(549)	(549)	(6)	(555)
Issue of ordinary shares, net of expenses		1	124	—	—	—	125	—	125
Repurchase of ordinary shares	29	—	—	(600)	—	—	(600)	—	(600)
Increase in share based remuneration reserve (net of tax)		—	—	—	—	48	48	—	48
Settlement of share awards		—	—	40	—	(40)	—	—	—
Exchange differences on translation of capital and reserves		—	36	(5)	(26)	(5)	—	—	—

Balance at December 31, 2013		224	2,887	(1,464)	(137)	880	2,390	33	2,423

Balance at January 1, 2012		223	2,723	(663)	88	(199)	2,172	25	2,197
Total comprehensive income for the year		—	—	—	(136)	930	794	5	799
Dividends paid	13	—	—	—	—	(521)	(521)	(4)	(525)
Issue of ordinary shares, net of expenses		1	47	—	—	—	48	—	48
Repurchase of ordinary shares	29	—	—	(250)	—	—	(250)	—	(250)
Increase in share based remuneration reserve		—	—	—	—	31	31	—	31
Settlement of share awards		—	—	7	—	(7)	—	—	—
Acquisitions		—	—	—	—	—	—	9	9
Disposal of non-controlling interests		—	—	—	—	6	6	1	7
Exchange differences on translation of capital and reserves		(1)	(43)	7	25	12	—	(2)	(2)

Balance at December 31, 2012		223	2,727	(899)	(23)	252	2,280	34	2,314

Balance at January 1, 2011		224	2,754	(677)	29	(387)	1,943	27	1,970
Total comprehensive income for the year		—	—	—	32	701	733	7	740
Dividends paid	13	—	—	—	—	(497)	(497)	(9)	(506)
Issue of ordinary shares, net of expenses		—	9	—	—	—	9	—	9
Increase in share based remuneration reserve		—	—	—	—	27	27	—	27
Settlement of share awards		—	—	7	—	(7)	—	—	—
Acquisitions		—	—	—	—	—	—	5	5
Acquisition of non-controlling interests		—	—	—	—	(43)	(43)	(5)	(48)
Exchange differences on translation of capital and reserves		(1)	(40)	7	27	7	—	—	—

Balance at December 31, 2011		223	2,723	(663)	88	(199)	2,172	25	2,197

REED ELSEVIER

NOTES TO THE COMBINED FINANCIAL STATEMENTS

1.	Basis of preparation

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

Revenue

Revenue represents the invoiced value of sales less anticipated returns on transactions completed by performance, excluding customer sales taxes.

Revenues are recognised for the various categories of turnover as follows: subscriptions — on periodic despatch of subscribed product or rateably over the period of the subscription where performance is not measurable by despatch; transactional — on despatch or occurrence of the transaction or exhibition and advertising — on publication or over the period of online display.

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

Past service costs are recognised immediately at the earlier of when plan amendments or curtailments occur and when related restructuring costs or termination benefits are recognised. Settlements are recognised when they occur.

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

Taxation

Tax expense comprises current and deferred tax. Current and deferred tax are charged or credited in the income statement except to the extent that the tax arises from a transaction or event which is recognised, in the same or a different period, outside profit or loss (either in other comprehensive income, directly in equity, or through a business combination) in which case the tax appears in the same statement as the transaction that gave rise to it.

Current tax is the amount of corporate income taxes payable or recoverable based on the profit for the period as adjusted for items that are not taxable or not deductible, and is calculated using tax rates and laws that were enacted or substantively enacted at the date of the statement of financial position. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. Provisions are established where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred tax is recognised on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the statement of financial position. Deferred tax is calculated using tax rates and laws that have been enacted or substantively enacted at the end of the reporting period, and which are expected to apply when the related deferred tax asset is realized or the deferred tax liability is settled.

2.	Accounting policies – (continued)

Deferred tax liabilities are generally recognised for all taxable temporary differences but not recognised for taxable temporary differences arising on investments in subsidiaries, associates and joint ventures where the reversal of the temporary difference can be controlled and it is probable that the difference will not reverse in the foreseeable future. Deferred tax liabilities are not recognised on temporary differences that arise from goodwill which is not deductible for tax purposes.

Deferred tax assets are recognised to the extent it is probable that taxable profits will be available against which the deductible temporary differences can be utilised and are reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax assets and liabilities are not recognised in respect of temporary differences that arise on initial recognition of assets and liabilities acquired other than in a business combination. Deferred tax is not discounted.

Goodwill

On the acquisition of a subsidiary or business, the purchase consideration is allocated between the net tangible and intangible assets on a fair value basis, with any excess purchase consideration representing goodwill. Goodwill arising on acquisitions also includes amounts corresponding to deferred tax liabilities recognised in respect of acquired intangible assets.

Goodwill is recognised as an asset and reviewed for impairment when there is an indicator that the asset may be impaired and at least annually. Any impairment is recognised immediately in the income statement and not subsequently reversed.

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

Intangible assets, other than brands and imprints determined to have indefinite lives, are amortised on a straight line basis over their estimated useful lives. The estimated useful lives of intangible assets with finite lives are as follows: market and customer related assets — 3 to 40 years; content, software and other acquired intangible assets — 3 to 20 years; and internally developed intangible assets — 3 to 10 years. Brands and imprints determined to have indefinite lives are not amortised and are subject to an impairment review at least annually.

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

Investments

Investments, other than investments in joint arrangements and associates, are stated in the statement of financial position at fair value. Investments held as part of the venture capital portfolio are classified as held for trading, with changes in fair value reported in disposals and other non operating items in the income statement. All other investments are classified as available for sale with changes in fair value recognised directly in equity until the investment is disposed of or is determined to be impaired, at which time the cumulative gain or loss previously recognised in equity is brought into the net profit or loss for the period. All items recognised in the income statement relating to investments, other than investments in joint arrangements and associates, are reported as disposals and other non operating items.

2.	Accounting policies – (continued)

Available for sale investments and venture capital investments held for trading represent investments in listed and unlisted securities. The fair value of listed securities is determined based on quoted market prices, and of unlisted securities on management’s estimate of fair value based on standard valuation techniques, including market comparisons and discounts of future cash flows, having regard to maximising the use of observable inputs and adjusting for risk. Advice from valuation experts is used as appropriate.

All joint arrangements are classified as joint ventures because Reed Elsevier shares joint control and has rights to the net assets of the arrangements. Investments in joint ventures and associates are accounted for under the equity method and stated in the statement of financial position at cost as adjusted for post-acquisition changes in Reed Elsevier’s share of net assets, less any impairment in value.

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

Assets held for sale

Assets of businesses that are available for immediate sale in their current condition and for which a sales process is considered highly probable to complete are classified as assets held for sale, and are carried at the lower of carrying value and fair value less costs to sell. Non-current assets are not amortised or depreciated following their classification as held for sale. Liabilities of businesses held for sale are also separately classified on the statement of financial position. Fair value is based on anticipated disposal proceeds, typically derived from firm or indicative offers from potential acquirers.

Financial instruments

Financial instruments comprise investments (other than investments in joint ventures or associates), trade receivables, cash and cash equivalents, payables and accruals, borrowings and derivative financial instruments.

2.	Accounting policies – (continued)

Investments (other than investments in joint ventures and associates) are classified as either held for trading or available for sale, as described above. (These investments are typically classified as either Level 1 or Level 2 in the IFRS13 fair value hierarchy.). The fair value of such investments is based on either quoted market prices or other observable market inputs.

Trade receivables are carried in the statement of financial position at invoiced value less allowance for estimated irrecoverable amounts. Irrecoverable amounts are estimated based on the ageing of trade receivables, experience and circumstance.

Borrowings, payables and accruals are recorded initially at fair value and subsequently carried at amortised cost (other than fixed rate borrowings in designated hedging relationships for which the carrying amount of the hedged portion of the borrowings is subsequently adjusted for the gain or loss attributable to the hedged risk).

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

Where an effective hedge is in place against changes in the fair value of fixed rate borrowings, the hedged borrowings are adjusted for changes in fair value attributable to the risk being hedged with a corresponding income or expense included in the income statement within finance costs. The offsetting gains or losses from remeasuring the fair value of the related derivatives are also recognised in the income statement within finance costs. When the related derivative expires, is sold or terminated, or no longer qualifies for hedge accounting, the cumulative change in fair value of the hedged borrowing is amortised in the income statement over the period to maturity of the borrowing using the effective interest method.

The fair values of interest rate swaps, interest rate options, forward rate agreements and forward foreign exchange contracts represent the replacement costs calculated using observable market rates of interest and exchange. The fair value of long term borrowings is calculated by discounting expected future cash flows at observable market rates. (These instruments are accordingly classified as Level 2 in the IFRS13 fair value hierarchy.)

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

Provisions

Provisions are recognised when a present obligation exists as a result of a past event, the obligation is reasonably estimable, and it is probable that settlement will be required. Provisions are measured at the best estimate of the expenditure required to settle the obligation at the statement of financial position date.

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

Critical judgements and key sources of estimation uncertainty

The most significant accounting policies in determining the financial condition and results of the Reed Elsevier combined businesses, and those requiring the most subjective or complex judgement, relate to the valuation of goodwill and intangible assets, capitalisation of development spend and taxation.

Goodwill and acquired intangible assets

On acquisition of a subsidiary or business, the purchase consideration is allocated between the net tangible and intangible assets other than goodwill on a fair value basis, with any excess purchase consideration representing goodwill. The valuation

2.	Accounting policies – (continued)

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

The carrying amounts of goodwill and indefinite lived intangible assets in each business are reviewed for impairment at least annually. The carrying amounts of all other intangible assets are reviewed where there are indications of possible impairment. An impairment review involves a comparison of the carrying value of the asset with estimated values in use based on latest management cash flow projections. Key areas of judgement in estimating the values in use of businesses are the growth in cash flows over a forecast period of up to five years, the long term growth rate assumed thereafter and the discount rate applied to the forecast cash flows.

The discount rates used are based on the Reed Elsevier weighted average cost of capital, adjusted to reflect a risk premium specific to each business. The pre-tax discount rates applied are 11.1% for Scientific, Technical & Medical, 11.6% for Risk Solutions, 11.5-12.8% for Business Information, 10.9-12.5% for Legal and 9.5-13.0% for Exhibitions. The nominal long term growth rates, which are based on historical growth rates and the growth prospects for businesses, are 3%. There were no charges for impairment of acquired intangible assets and goodwill in 2013 (2012: nil; 2011: nil).

A sensitivity analysis has been performed based on changes in key assumptions considered to be reasonably possible by management: an increase in the discount rate of 0.5%; a decrease in the compound annual growth rate for adjusted operating cash flow in the five year forecast period of 2.0%; and a decrease in perpetuity growth rates of 0.5%. The sensitivity analysis shows that impairment charges resulting from these scenarios individually would be less than £5 million. Further information is provided in note 14 to the combined financial statements.

Development spend

Development spend embraces investment in new products and other initiatives, ranging from the building of online delivery platforms, to launch costs of new services, to building new infrastructure applications. Launch costs and other ongoing operating expenses of new products and services are expensed as incurred. The costs of building product applications, platforms and infrastructure are capitalised as intangible assets where the investment they represent has demonstrable value and technical and commercial feasibility is assured. Costs eligible for capitalisation must be incremental, clearly identified and directly attributable to a particular project. The resulting assets are amortised over their estimated useful lives. Impairment reviews are carried out at least annually. Judgement is required in the assessment of the potential value of a development project, the identification of costs eligible for capitalisation and the selection of appropriate asset lives.

Taxation

Reed Elsevier is subject to tax in numerous jurisdictions, giving rise to complex tax issues that require management to exercise judgement in making tax determinations. While Reed Elsevier is confident that tax returns are appropriately prepared and filed, amounts are provided in respect of uncertain tax positions that reflect the risk with respect to tax matters under active discussion with tax authorities, or which are otherwise considered to involve uncertainty. Amounts are provided using the best estimate of tax expected to be paid based on a qualitative assessment of all relevant factors. However, it is possible that at some future date liabilities may be adjusted as a result of audits by taxing authorities. Discussions with tax authorities relating to cross-border transactions and other matters are ongoing. Although the outcome of these discussions cannot be predicted, no significant impact on the financial position of Reed Elsevier is expected.

In addition, estimation of income taxes includes assessments of the recoverability of deferred tax assets. Deferred tax assets are only recognized to the extent that they are considered recoverable based on existing tax laws and forecasts of future taxable profits against which the underlying tax deductions can be utilized. The recoverability of these assets is reassessed at the end of each reporting period, and changes in recognition of deferred tax assets will affect the tax liability in the period of that reassessment.

Other significant accounting policies

The accounting policies in respect of revenue recognition, pre-publication costs, property provisioning and pensions are also significant in determining the financial condition and results of the Reed Elsevier combined businesses, although the application of these policies is more straightforward.

2.	Accounting policies – (continued)

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

Reed Elsevier has exposures to sub lease shortfalls in respect of certain property leases for periods up to 2024. Provisions are recognised for net liabilities expected to arise on these exposures. Estimation of the provisions requires judgement in respect of future head lease costs, sub lease income and the length of vacancy periods. The charge for property provisions was nil (2012: £62 million; 2011: £16 million) relating to surplus property arising on the restructuring, sale and closure of Business Information businesses and includes expected losses on sub-leases entered into during 2013 and an estimate of vacancy periods and future market conditions. Further information is provided in note 26 to the combined financial statements.

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

Details of key assumptions and sensitivity analysis is provided in note 6 to the financial statements.

Standards and amendments effective for the year

With effect from January 1, 2013, IAS19 – Employee Benefits (revised) inter alia changes the methodology used in the calculation of the net pension financing credit or charge in relation to defined benefit pension schemes. Under the revised standard, pension asset returns included within the net pension financing credit or charge are calculated by reference to the discount rate of high-quality corporate bonds (being also the discount rate applied in the calculation of pension obligations) and are no longer based on the expected returns on scheme assets. The effect is to reduce the asset returns recognised in the income statement.

Adoption of IAS19 (revised) has had no impact on Reed Elsevier’s combined statement of financial position and statement of cash flows. The net pension financing credit or charge is now presented within net finance costs in Reed Elsevier’s combined income statement, rather than within operating profit as previously reported.

As required under the revised standard, comparative figures have been restated. For the year ended December 31, 2012, operating profits are £25 million lower and net finance costs are £11 million higher than previously reported. For the year ended December 31, 2011, operating profits are £34 million lower and net finance costs are £9 million higher than previously reported.

With effect from January 1, 2013, Reed Elsevier adopted IAS1 – Presentation of Items of Other Comprehensive Income (amendments to IAS1). The standard amends the grouping of items presented in the statement of comprehensive income into items that may be reclassified to the profit or loss in a future period and items that will never be reclassified.

With effect from January 1, 2013 Reed Elsevier also adopted IFRS10 Consolidated Financial Statements, IFRS11 Joint Arrangements, IFRS12 Disclosure of Interests in Other Entities, and IFRS13 Fair Value Measurement, in addition to amendments to IAS27 Consolidated and Separate3 Financial Statements and IAS28 Investments in Associates. Adoption of these new accounting standards and amendments has not had a significant impact on Reed Elsevier’s accounting policies or reporting. With the exception of IFRS13, these standards and amendments have been early adopted for the purposes of Reed Elsevier’s application of IFRS as adopted by the EU.

2.	Accounting policies – (continued)

Standards, amendments and interpretations not yet effective

New accounting standards and amendments and their expected impact on the future accounting policies and reporting of Reed Elsevier are set out below.

IFRS9 – Financial Instruments (effective for the 2015 financial year). The standard replaces the existing classification and measurement requirements in IAS39 for financial assets by requiring entities to classify them as being measured either at amortised cost or fair value depending on the business model and contractual cash flow characteristics of the asset. For financial liabilities, IFRS9 requires an entity choosing to measure a liability at fair value to present the portion of the change in its fair value due to changes in the entity’s own credit risk in the other comprehensive income rather than the income statement. Adoption of the standard is not expected to have a significant impact on the measurement, presentation or disclosure of financial assets and liabilities in the combined financial statements.

Amendments to IAS36 – Impairment of Assets (effective for the 2014 financial year). These amendments require disclosure of the recoverable amounts for the assets or CGUs for which an impairment loss has been recognised or reversed during the reporting period and are effective retrospectively. Adoption of the standard is not expected to have a significant impact on disclosure in the combined financial statements.

Additionally, a number of amendments and interpretations have been issued which are not expected to have any significant impact on Reed Elsevier’s accounting policies and reporting.

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

Adjusted operating profit is the key segmental profit measure used by Reed Elsevier in assessing performance. It is stated before amortisation of acquired intangible assets, the share of profit on disposals in joint ventures, acquisition related costs, and is grossed up to exclude the equity share of taxes in joint ventures.

3.	Segment analysis – (continued)

Operating profit by segment is included as supplementary information.

Analysis by business segment

	2013 £m	2012 Restated £m	2011 Restated £m
Revenue
Scientific, Technical & Medical	2,126	2,063	2,058
Risk Solutions	933	926	908
Business Information	547	663	695
Legal	1,567	1,610	1,634
Exhibitions	862	854	707

Total	6,035	6,116	6,002

Operating profit
Scientific, Technical & Medical	742	706	695
Risk Solutions	312	281	181
Business Information	71	76	68
Legal	139	146	144
Exhibitions	161	171	132

Sub-total	1,425	1,380	1,220
Corporate costs	(49)	(47)	(49)

Total	1,376	1,333	1,171

Adjusted operating profit
Scientific, Technical & Medical	826	780	768
Risk Solutions	414	392	362
Business Information	107	119	110
Legal	238	234	229
Exhibitions	213	210	167

Sub-total	1,798	1,735	1,636
Corporate costs	(49)	(47)	(44)

Total	1,749	1,688	1,592

Analysis by geographical origin

	2013 £m	2012 £m	2011 £m
Revenue
North America	3,103	3,122	3,103
United Kingdom	985	966	947
The Netherlands	656	611	616
Rest of Europe	698	788	783
Rest of world	593	629	553

Total	6,035	6,116	6,002

3.	Segment analysis – (continued)

Analysis by geographical market

	2013 £m	2012 £m	2011 £m
Revenue
North America	3,082	3,154	3,219
United Kingdom	443	442	485
The Netherlands	166	165	189
Rest of Europe	1,074	1,176	1,095
Rest of world	1,270	1,179	1,014

Total	6,035	6,116	6,002

Analysis by format

	2013 £m	2012 £m	2011 £m
Revenue
Electronic	3,971	3,896	3,767
Print	1,168	1,305	1,451
Face to face	896	915	783

Total	6,035	6,116	6,002

Analysis by type

	2013 £m	2012 £m	2011 £m
Revenue
Subscriptions	3,112	2,978	2,819
Transactional	2,683	2,788	2,746
Advertising	240	350	437

Total	6,035	6,116	6,002

Share of post-tax results of joint ventures of £29 million (2012: £24 million; 2011: £30 million) included in operating profit comprises nil (2012: nil; 2011: £1 million) relating to Business Information, £6 million (2012: £2 million; 2011: £4 million) relating to Legal and £23 million (2012: £22 million; 2011: £25 million) relating to Exhibitions.

A reconciliation of operating profit to adjusted operating profit is provided below:

	2013 £m	2012 Restated £m	2011 Restated £m
Operating profit	1,376	1,333	1,171
Adjustments:
Amortisation of acquired intangible assets	318	329	359
Acquisition related costs	43	21	52
Share of profit on disposals in joint ventures	—	—	(1)
Reclassification of tax in joint ventures	12	5	11

Adjusted operating profit	1,749	1,688	1,592

3.	Segment analysis – (continued)

Analysis by business segment

	2013 £m	2012 £m	2011 £m
Expenditure on acquired goodwill and intangible assets
Scientific, Technical & Medical	50	120	43
Risk Solutions	164	15	—
Business Information	5	—	532
Legal	15	80	—
Exhibitions	56	178	36

Total	290	393	611

Capital expenditure additions
Scientific, Technical & Medical	93	106	94
Risk Solutions	25	21	23
Business Information	18	17	18
Legal	170	173	203
Exhibitions	15	25	22

Total	321	342	360

Amortisation of acquired intangible assets
Scientific, Technical & Medical	76	68	72
Risk Solutions	97	109	156
Business Information	31	37	29
Legal	74	83	78
Exhibitions	40	32	24

Total	318	329	359

Depreciation and other amortisation
Scientific, Technical & Medical	95	82	69
Risk Solutions	22	23	26
Business Information	10	14	15
Legal	108	92	87
Exhibitions	14	16	10

Total	249	227	207

Capital expenditure comprises additions to property, plant and equipment and internally developed intangible assets. Amortisation of acquired intangible assets includes amounts in respect of joint ventures of £1 million (2012: £1 million; 2011: £4 million) in Exhibitions. Other than the depreciation and amortisation above, non cash items includes a £31 million charge (2012: £31 million charge; 2011: £27 million credit) relating to the recognition of share based remuneration, comprising £6 million (2012: £5 million; 2011: £5 million) in Scientific, Technical & Medical, £3 million (2012: nil; 2011: £3 million) in Risk Solutions, £2 million (2012: £3 million; 2011: £2 million) in Business Information, £6 million (2012: £7 million; 2011: £6 million) in Legal, £4 million (2012: £4 million; 2011: £3 million) in Exhibitions and £10 million (2012: £12 million; 2011: £8 million) in Corporate.

3.	Segment analysis – (continued)

Analysis by geographical location

	2013 £m	2012 £m	2011 £m
Non-current assets
North America	6,291	6,514	6,984
United Kingdom	584	524	517
The Netherlands	125	120	123
Rest of Europe	753	729	783
Rest of world	401	376	292

Total	8,154	8,263	8,699

Non-current assets by geographical location exclude amounts relating to deferred tax and derivative financial instruments.

4.	Operating profit

Operating profit is stated after charging/(crediting) the following:

	Note	2013 £m	2012 Restated £m	2011 Restated £m
Staff costs
Wages and salaries		1,508	1,543	1,535
Social security costs		175	187	173
Pensions	6	61	89	96
Share based and related remuneration		31	26	27

Total staff costs		1,775	1,845	1,831

Depreciation and amortisation
Amortisation of acquired intangible assets	15	317	328	355
Share of joint ventures’ amortisation of acquired intangible assets		1	1	4
Amortisation of internally developed intangible assets	15	160	151	132
Depreciation of property, plant and equipment	17	89	76	75

Total depreciation and amortisation		567	556	566

Other expenses and income
Pre-publication costs, inventory expenses and other cost of sales		2,118	2,139	2,126
Operating lease rentals expense		108	112	116
Operating lease rentals income		(10)	(10)	(11)

The amortisation of acquired intangible assets is included within administration and other expenses.

5.	Personnel

Number of people employed

	At December 31		Average during the year
	2013	2012	2013	2012	2011
Business segment
Scientific, Technical & Medical	6,700	7,000	6,900	7,000	6,900
Risk Solutions	3,300	4,100	3,500	4,000	4,300
Business Information	3,900	4,800	4,200	5,200	5,400
Legal	10,000	10,400	10,400	10,400	10,400
Exhibitions	3,400	3,200	3,300	3,000	2,700
Sub-total	27,300	29,500	28,300	29,600	29,700
Corporate/shared functions	900	900	900	900	900

Total	28,200	30,400	29,200	30,500	30,600

Geographical location
North America	13,900	15,700	14,800	15,900	16,300
United Kingdom	4,100	4,100	4,100	4,200	4,600
The Netherlands	1,600	1,600	1,600	1,600	1,600
Rest of Europe	2,800	3,600	3,100	3,700	3,800
Rest of world	5,800	5,400	5,600	5,100	4,300

Total	28,200	30,400	29,200	30,500	30,600

6.	Pension schemes

A number of pension schemes are operated around the world. Historically, the major schemes have been of the defined benefit type with assets held in separate trustee administered funds. The largest defined benefit schemes are in the UK, the US and the Netherlands.

The UK scheme is a final salary scheme and is closed to new hires. Members accrue a portion of their final pensionable earnings based on the number of years of service. The US scheme is a cash balance scheme and is closed to new hires. Members earn pay credits dependent on age and years of service which are added to an account balance that accrues interest at a minimum rate of 4% per annum. The Netherlands scheme is a career average salary scheme and remains open to new hires. Members accrue a portion of their current salary at a rate calculated to enable them to reach a pension level based on their average salary.

Each of the major defined benefit schemes is administered by a separate fund that is legally separated from Reed Elsevier. The trustees of the pension funds in the UK and the Netherlands and plan fiduciaries of the US scheme are required by law to act in the interest of the funds’ beneficiaries. In the UK and in the Netherlands the trustees of the pension fund are responsible for the investment policy with regard to the assets of the fund. The boards of trustees consist of an equal number of Reed Elsevier appointed and member nominated directors. In the US, the fiduciary duties for the scheme are allocated between committees which are staffed by senior employees of Reed Elsevier; the investment committee has the primary responsibility for the investment and management of plan assets.

The funding of Reed Elsevier’s major schemes reflects the different rules within each jurisdiction.

In the UK the level of funding is determined by statutory triennial actuarial valuations in accordance with pensions legislation. Where the scheme falls below 100% funded status, Reed Elsevier and the scheme trustees must agree on how the deficit is to be remedied. The UK Pensions Regulator has significant powers and sets out in codes and guidance the parameters for scheme funding.

The US scheme has an annual statutory valuation which forms the basis for establishing the employer contribution each year (subject to ERISA and IRS minimums). Should the statutory funded status fall to below 100%, the US Pensions Protection Act requires the deficit to be rectified with additional contributions over a 7 year period.

In the Netherlands the scheme funding level is determined by an annual actuarial valuation, as prescribed by the Dutch Pension Act. If the funding level falls below the statutory minimum a short term recovery plan is negotiated between the plan trustees and filed with the Dutch Central Bank (DCB). An evaluation of the recovery plan is required to be filed at the DCB annually.

6.	Pension schemes – (continued)

Total regular employer contributions to defined benefit pension schemes in respect of 2014 are expected to be approximately £46 million.

The pension expense recognised within operating expense is:

	2013 £m	2012 Restated £m	2011 Restated £m
Defined benefit pension expense	14	43	57
Defined contribution pension expense	47	46	39

Total	61	89	96

The amounts recognised in the income statement in respect of defined benefit pension schemes during the year are presented by major scheme as follows:

	2013				2012 Restated				2011 Restated
	UK £m	US £m	NL £m	Total £m	UK £m	US £m	NL £m	Total £m	UK £m	US £m	NL £m	Total £m
Service cost	29	29	15	73	27	28	8	63	31	27	8	66
Settlements, past service and curtailment credits	—	(51)	(8)	(59)	(1)	(19)	—	(20)	—	(9)	—	(9)

Defined benefit pension expense	29	(22)	7	14	26	9	8	43	31	18	8	57
Net interest on net defined benefit obligation	6	9	4	19	5	7	(1)	11	—	6	3	9

Net defined benefit pension expense	35	(13)	11	33	31	16	7	54	62	42	19	123

Net interest on defined benefit pension scheme liabilities is presented within net finance costs in the income statement. Service cost, including settlements, past service credits and curtailments is presented within operating expenses.

Settlements and past service credits in 2013 principally relate to plan design changes and the transfer out of certain deferred members in the US scheme and a reduction in accrued benefits in respect of the scheme in the Netherlands. Settlements and curtailments recognised in 2012 and 2011 were a result of changes to plan design and staff reductions.

The significant valuation assumptions, determined for each major scheme in conjunction with the respective independent actuaries are presented below. The net defined benefit pension expense for each year is based on the assumptions and scheme valuations set at December 31, of the prior year.

	2013			2012			2011
As at December 31,	UK	US	NL	UK	US	NL	UK	US	NL
Discount rate	4.60%	5.05%	3.60%	4.65%	4.25%	3.50%	5.00%	5.25%	5.70%
Inflation	3.25%	3.00%	2.00%	2.85%	3.00%	2.00%	3.00%	3.00%	2.00%

Discount rates are set by reference to AA corporate bond yields.

Mortality assumptions make allowance for future improvements in longevity and have been determined by reference to applicable mortality statistics. The average life expectancy assumptions are set out below:

	2013			2012			2011
Male average life expectancy (as December 31)	UK	US	NL	UK	US	NL	UK	US	NL
Member currently aged 60	90	84	86	90	84	86	90	84	86
Member currently aged 45	92	83	87	92	83	87	92	83	87

6.	Pension schemes – (continued)

	2013			2012			2011
Female average life expectancy (as December 31)	UK	US	NL	UK	US	NL	UK	US	NL
Member currently aged 60	89	86	89	89	86	89	88	86	89
Member currently aged 45	91	85	89	91	85	89	89	85	87

The amount recognised in the statement of financial position in respect of defined benefit pension schemes at the start and end of the year and the movements during the year were as follows:

	2013				2012 Restated				2011 Restated
	UK £m	US £m	NL £m	Total £m	UK £m	US £m	NL £m	Total £m	UK £m	US £m	NL £m	Total £m
Defined benefit obligation
At start of year	(2,654)	(922)	(696)	(4,272)	(2,479)	(858)	(539)	(3,876)	(2,357)	(766)	(554)	(3,677)
Service cost	(29)	(29)	(15)	(73)	(27)	(28)	(8)	(63)	(31)	(27)	(8)	(66)
Settlement, past service and curtailment credits	—	51	8	59	1	19	—	20	—	9	—	9
Interest on pension scheme liabilities	(122)	(41)	(25)	(188)	(124)	(44)	(30)	(198)	(129)	(43)	(31)	(203)
Actuarial (loss)/gain on financial assumptions	(173)	86	18	(69)	(92)	(145)	(145)	(382)	(15)	(59)	23	(51)
Actuarial (loss)/gain arising from experience assumptions	8	(10)	(3)	(5)	(15)	(18)	1	(32)	(28)	(4)	7	(25)
Contributions by employees	(6)	—	(5)	(11)	(7)	—	(4)	(11)	(6)	—	(5)	(11)
Benefits paid*	94	93	19	206	89	112	15	216	87	39	15	141
Exchange translation differences	—	10	(17)	(7)	—	40	14	54	—	(7)	14	7

At end of year	(2,882)	(762)	(716)	(4,360)	(2,654)	(922)	(696)	(4,272)	(2,479)	(858)	(539)	(3,876)

Fair value of scheme assets
At start of year	2,516	710	580	3,806	2,371	726	537	3,634	2,351	657	499	3,507
Interest income on plan assets	116	32	21	169	119	37	31	187	129	37	28	194
Return on assets excluding amounts included in interest income	111	4	(1)	114	45	53	23	121	(59)	46	19	6
Contributions by employer	36	33	14	83	63	38	15	116	31	19	16	66
Contributions by employees	6	—	5	11	7	—	4	11	6	—	5	11
Benefits paid*	(94)	(93)	(19)	(206)	(89)	(112)	(15)	(216)	(87)	(39)	(15)	(141)
Exchange translation differences	—	(10)	14	4	—	(32)	(15)	(47)	—	6	(15)	(9)

At end of year	2,691	676	614	3,981	2,516	710	580	3,806	2,371	726	537	3,634

Net defined benefit obligation	(191)	(86)	(102)	(379)	(138)	(212)	(116)	(466)	(108)	(132)	(2)	(242)

*	Included in benefits paid are settlements of £52 million (2012: £75 million; 2011: nil).

As at December 31, 2013 the defined benefit obligations comprise £4,200 million (2012: £4,112 million, 2011: £3,721 million) in relation to funded schemes and £160 million (2012: £160 million, 2011: £155 million) in relation to unfunded schemes.

The weighted average duration of defined benefit scheme liabilities for 2013, 2012 and 2011 is 19 years in the UK, 16 years in the US and 21 years in the Netherlands. Deferred tax assets of £104 million (2012: £153 million, 2011: £86 million) are recognised in respect of the pension scheme deficits.

6.	Pension schemes – (continued)

Amounts recognised in the statement of comprehensive income are set out below:

	2013 £m	2012 Restated £m	2011 Restated £m
Gains and losses arising during the year
Experience losses on scheme liabilities	(5)	(32)	(25)
Experience gains on scheme assets	114	121	6
Actuarial gains/(losses) arising on the present value of scheme liabilities due to changes in:
— discount rates	78	(552)	(238)
— inflation	(171)	74	182
— other actuarial assumptions	24	96	5

	40	(293)	(70)
Net cumulative losses at start of year	(515)	(222)	(152)

Net cumulative losses at end of year	(475)	(515)	(222)

The major categories and fair values of scheme assets at the end of the reporting period are as follows:

	2013				2012				2011
	UK £m	US £m	NL £m	Total £m	UK £m	US £m	NL £m	Total £m	UK £m	US £m	NL £m	Total £m
Equities	1,351	174	222	1,747	1,207	409	169	1,785	1,235	303	142	1,680
Government bonds	1,089	68	358	1,515	1,088	164	376	1,628	989	248	357	1,594
Corporate bonds	—	411	—	411	—	88	—	88	—	126	—	126
Cash	87	4	—	91	106	1	—	107	53	1	—	54
Other	164	19	34	217	115	48	35	198	94	48	38	180

Total	2,691	676	614	3,981	2,516	710	580	3,806	2,371	726	537	3,634

The actual return on scheme assets for the year ended December 31, 2013 was £283 million (2012: £308 million; 2011: £200 million).

Assets and obligations associated with the schemes are sensitive to changes in the market values of assets and the market related assumptions used to value scheme liabilities. In particular, adverse changes to asset values, discount rates or inflation could increase future pension costs and funding requirements.

Typically Reed Elsevier’s schemes are exposed to: investment risks, whereby actual returns on plan assets may be below those rates used to determine the defined benefit obligations and interest rate risks whereby scheme deficits may increase if bond yields in the UK, US and the Netherlands decline and are not offset by returns in government and corporate bond portfolios. The schemes are also exposed to other risks such as unanticipated future increases in: member mortality patterns; inflation; and future salaries, all potentially leading to an increase in scheme liabilities (particularly in the Netherlands which is the only major scheme which remains open to new members).

Investment policies of each scheme are intended to ensure continuous payment of defined benefit pensions in the short term and long term. Efforts are made to limit risks on marketable securities by adopting investment policies that diversify assets across geographies and among equities, government and corporate bonds and cash. Asset allocations are dependent on a variety of factors including the duration of scheme liabilities and the statutory funded status of the plan.

All equities and government and corporate bonds have quoted prices in active markets. The majority of other assets are investments in property funds which have quoted prices in active markets.

6.	Pension schemes – (continued)

Sensitivity analysis

The valuation of Reed Elsevier’s pension scheme liabilities involves significant actuarial assumptions, being the life expectancy of the members, inflation and the rate at which the future pension payments are discounted. Differences arising from actual experience or future changes in assumptions may materially affect future pension charges. In particular, changes in assumptions for discount rates, inflation and life expectancies that are reasonably possible would have the following approximate effects on the defined benefit pension obligations:

£m
Increase/decrease of 0.25% in discount rate:	191
Increase/decrease of 0.25% in the expected inflation rate	113
Increase/decrease of one year in assumed life expectancy	108

The above analysis has been calculated on the same basis used to determine the defined benefit obligation recognised in the statement of financial position. There has been no change in the methods used to prepare the analysis compared with prior years. This sensitivity analysis may not be representative of the actual change in the defined benefit obligation as it is unlikely that the change in the above assumptions would occur in isolation of one another as some of the assumptions may be correlated.

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

Conditional shares granted under LTIP, REGP, RSP and BIP between 2010 and 2013 are subject to the achievement of growth targets of Reed Elsevier PLC and Reed Elsevier NV adjusted earnings per share measured at constant exchange rates as well as the achievement of a targeted percentage return on invested capital of Reed Elsevier PLC and Reed Elsevier NV. LTIP grants in 2011, 2012 and 2013 and REGP grants in 2013 are also variable subject to the achievement of a total shareholder return performance target.

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

7.	Share based remuneration – (continued)

2013 grants

	In respect of Reed Elsevier PLC ordinary shares		In respect of Reed Elsevier NV ordinary shares
	Number of shares ’000	Weighted average fair value per award £	Number of shares ’000	Weighted average fair value per award £
Share options
ESOS	1,521	1.12	1,058	1.52
Other	645	1.29	257	1.10

Total share options	2,166	1.17	1,315	1.44

Conditional shares
ESOS	524	6.51	365	9.28
LTIP	1,338	6.14	930	8.90
REGP	322	6.49	450	9.34
RSP	10	7.35	7	10.65
BIP	987	7.40	615	10.69

Total conditional shares	3,181	6.63	2,367	9.51

2012 grants

	In respect of Reed Elsevier PLC ordinary shares		In respect of Reed Elsevier NV ordinary shares
	Number of shares ’000	Weighted average fair value per award £	Number of shares ’000	Weighted average fair value per award £
Share options
ESOS	1,801	0.90	1,263	1.20
Other	702	1.04	293	0.95

Total share options	2,503	0.94	1,556	1.15

Conditional shares
ESOS	797	4.60	560	6.41
LTIP	1,807	4.45	1,144	6.13
RSP	256	6.00	5	7.82
BIP	1,542	5.20	696	7.41

Total conditional shares	4,402	4.83	2,405	6.57

7.	Share based remuneration – (continued)

2011 grants
	In respect of Reed Elsevier PLC ordinary shares		In respect of Reed Elsevier NV ordinary shares
	Number of shares ’000	Weighted average fair value per award £	Number of shares ’000	Weighted average fair value per award £
Share options
ESOS	2,053	0.98	1,372	1.41
Other	633	1.03	381	0.97

Total share options	2,686	0.99	1,753	1.32

Conditional shares
ESOS	755	4.85	504	6.91
LTIP	1,822	4.56	1,217	6.65
RSP	322	4.73	5	7.15
BIP	1,339	5.43	607	8.00

Total conditional shares	4,238	4.90	2,333	7.06

The main assumptions used to determine the fair values are set out below:

Assumptions for grants made during the year

	In respect of Reed Elsevier PLC ordinary shares			In respect of Reed Elsevier NV ordinary shares
	2013	2012	2011	2013	2012	2011
Weighted average share price at date of grant
ESOS	£7.35	£5.19	£5.39	€12.53	€9.07	€8.97
LTIP	£7.35	£5.25	£5.31	€12.54	€8.91	€8.89
REGP	£7.76			€13.15
RSP	£7.35	£6.00	£5.26	€12.53	€9.65	€9.27
BIP	£7.39	£5.20	£5.43	€12.53	€9.15	€9.21
Other	£7.45	£5.49	£5.13	€11.89	€9.63	€9.03
Expected share price volatility	28%	30%	29%	28%	30%	29%
Expected option life	4 years	4 years	4 years	4 years	4 years	4 years
Expected dividend yield	4.1%	3.9%	3.6%	4.7%	4.5%	4.1%
Risk free interest rate	0.5%	0.8%	1.9%	0.4%	0.9%	2.5%
Expected lapse rate	2-5%	2-5%	2-5%	2-4%	2-4%	2-4%

Expected share price volatility has been estimated based on relevant historic data in respect of the Reed Elsevier PLC and Reed Elsevier NV ordinary share prices. Expected share option life has been estimated based on historical exercise patterns in respect of Reed Elsevier PLC and Reed Elsevier NV share options.

7.	Share based remuneration – (continued)

The share based remuneration awards outstanding as at December 31, 2013 in respect of both Reed Elsevier PLC and Reed Elsevier NV ordinary shares are set out below:

	In respect of Reed Elsevier PLC ordinary shares		In respect of Reed Elsevier NV ordinary shares
	Number of shares under option ’000	Weighted average exercise price (pence)	Number of shares under option ’000	Weighted average exercise price (€)
Share options
Outstanding at January 1, 2011	33,711	544	24,833	11.45
Granted	2,686	509	1,753	8.99
Exercised	(1,626)	493	(201)	8.84
Forfeited	(2,001)	479	(1,941)	10.94
Expired	(3,230)	640	(2,803)	8.68

Outstanding at January 1, 2012	29,540	534	21,641	10.99
Granted	2,503	497	1,556	9.19
Exercised	(6,694)	497	(1,913)	9.36
Forfeited	(1,022)	498	(581)	9.33
Expired	(4,992)	592	(5,121)	12.34

Outstanding at January 1, 2013	19,335	529	15,582	10.63
Granted	2,166	694	1,315	12.41
Exercised	(9,102)	542	(7,628)	10.72
Forfeited	(112)	535	(167)	11.30
Expired	(560)	537	(462)	11.30

Outstanding at December 31, 2013	11,727	549	8,640	10.77

Exercisable at December 31, 2011	20,061	552	16,876	11.56
Exercisable at December 31, 2012	12,573	553	12,329	11.12
Exercisable at December 31, 2013	5,150	537	5,535	11.09

	Number of Reed Elsevier PLC ordinary shares ’000	Number of Reed Elsevier NV ordinary shares ’000
Conditional shares
Outstanding at January 1, 2011	12,037	7,293
Granted	4,238	2,332
Vested	(580)	(383)
Forfeited/lapsed	(1,799)	(975)

Outstanding at January 1, 2012	13,896	8,267
Granted	4,402	2,405
Vested	(601)	(391)
Forfeited/lapsed	(5,885)	(3,575)

Outstanding at January 1, 2013	11,812	6,706
Granted	3,181	2,367
Vested	(3,256)	(1,966)
Forfeited/lapsed	(1,395)	(923)

Outstanding at December 31, 2013	10,342	6,184

7.	Share based remuneration – (continued)

The weighted average share price at the date of exercise of share options and vesting of conditional shares during 2013 was 761p (2012: 593p; 2011: 554p) for Reed Elsevier PLC ordinary shares and €13.15 (2012: €10.43; 2011: €9.71) for Reed Elsevier NV ordinary shares.

Range of exercise prices for outstanding share options

	2013		2012		2011
	Number of shares under option ’000	Weighted average remaining period until expiry (years)	Number of shares under option ’000	Weighted average remaining period until expiry (years)	Number of shares under option ’000	Weighted average remaining period until expiry (years)
Reed Elsevier PLC ordinary shares (pence)
401-450	1,772	1.9	1,925	2.8	2,148	2.9
451-500	1,161	4.2	4,415	3.5	7,793	3.6
501-550	5,284	5.6	8,981	5.7	11,662	5.5
551-600	695	3.9	189	5.4	2,726	0.8
601-650	1,338	4.0	3,825	4.8	5,176	5.7
651-700	—	—	—	—	35	0.3
701-750	1,462	9.4	—	—	—	—
801-850	10	9.6	—	—	—	—
851-900	2	9.9	—	—	—	—
901-950	3	9.0	—	—	—	—

Total	11,727	5.1	19,335	4.7	29,540	4.4

Reed Elsevier NV ordinary shares (euro)
7.01-8.00	41	5.0	58	6.1	120	7.2
8.01-9.00	1,834	6.8	2,736	7.7	3,233	8.6
9.01-10.00	1,813	7.2	3,142	6.9	3,686	5.3
10.01-11.00	619	1.4	2,697	1.6	3,921	2.3
11.01-12.00	1,670	2.3	3,982	2.6	4,865	3.5
12.01-13.00	1,864	7.1	1,806	5.1	2,339	6.0
13.01-14.00	134	4.7	118	4.1	2,025	0.5
14.01-15.00	663	3.1	1,043	4.1	1,426	5.1
15.01-16.00	2	9.9	—	—	26	0.3

Total	8,640	5.4	15,582	4.6	21,641	4.5

Share options are expected, upon exercise, to be met principally by the issue of new ordinary shares but may also be met from shares held by the Reed Elsevier Group plc Employee Benefit Trust (“EBT”) (see note 29). Conditional shares will be met from shares held by the EBT.

8.	Net finance costs

	2013 £m	2012 Restated £m	2011 Restated £m
Interest on short term bank loans, overdrafts and commercial paper	(11)	(27)	(28)
Interest on term debt	(168)	(196)	(212)
Interest on obligations under finance leases	(1)	(1)	(1)

Total borrowing costs	(180)	(224)	(241)
Losses on loans and derivatives not designated as hedges	(7)	(8)	(11)
Net financing charge on defined benefit pension schemes	(19)	(11)	(9)

Finance costs	(206)	(243)	(261)

Interest on bank deposits	4	7	12
Gains on loans and derivatives not designated as hedges	6	9	5

Finance income	10	16	17

Net finance costs	(196)	(227)	(244)

Finance costs include £3 million (2012: £16 million; 2011: £15 million) transferred from the hedge reserve. A net gain of £1 million (2012: £2 million loss; 2011: £3 million loss) on interest rate derivatives designated as cash flow hedges was recognised directly in equity in the hedge reserve to be recognised in future periods.

9.	Disposals and other non operating items

	2013 £m	2012 £m	2011 £m
Revaluation of held for trading investments	5	19	6
Property provisions on disposed businesses	—	(60)	(16)
Gain/(loss) on disposal of businesses and assets held for sale	11	86	(12)

Net gain/(loss) on disposals and other non operating items	16	45	(22)

10.	Taxation

	2013 £m	2012 Restated £m	2011 Restated £m
Current tax
United Kingdom	(50)	(73)	(64)
The Netherlands	(80)	(68)	(87)
Rest of world	(222)	(12)	(107)

Total current tax charge	(352)	(153)	(258)
Deferred tax	271	51	91

Tax expense	(81)	(102)	(167)

The increase in the deferred tax credit in 2013 principally relates to the alignment of certain business assets with their management structure. It does not affect cash tax paid of £362 million in 2013. The decrease in the UK current tax in 2013 reflects the settlement of prior year tax matters.

10.	Taxation – (continued)

The net tax expense charged on profit before tax differs from the theoretical amount that would arise using the weighted average of tax rates applicable to accounting profits and losses of the consolidated entities, as follows:

	2013 £m	2012 Restated £m	2011 Restated £m
Profit before tax	1,196	1,151	905

Tax at average applicable rates	(280)	(244)	(166)
Tax on share of results of joint ventures	10	7	9
Expenses not deductible for tax purposes and US state taxes	(38)	(30)	(26)
Non-taxable/(non-deductible) costs of share based remuneration	3	3	(3)
(Non-deductible)/non-taxable disposal related gains and losses	(22)	69	(7)
Tax losses of the period not recognised	(4)	(6)	(4)
Recognition and utilization of tax losses that arose in prior years	9	6	22
Exceptional prior year tax credit	—	96	—
Deferred tax credit on the alignment of business assets	221	—	—
Other adjustments in respect of prior periods	24	(2)	7
Deferred tax effect of changes in tax rates	(4)	(1)	1

Tax expense	(81)	(102)	(167)

Tax expense as a percentage of profit before tax	7%	9%	18%

The weighted average applicable tax rate for the year was 23% (2012: restated 21%, 2011: restated 18%). This increase is caused by a change in the relative profitability of Reed Elsevier entities in the countries in which they operate, partially offset by the impact of the reduction in the tax rate of the United Kingdom (see below).

During 2013, Reed Elsevier aligned certain business assets with their global management structure. As a result of this alignment the tax deductible value of these assets was updated to market value. As at December 31, 2013, Reed Elsevier has recognised a deferred tax credit of £221 million in respect of these assets.

During 2012, Reed Elsevier resolved a number of significant prior year tax matters and reassessed its exposure to other tax matters across the jurisdictions in which Reed Elsevier operates. As a result of this reassessment, current tax liabilities were reduced by £96 million to reflect the lower cash tax expected to be payable.

The following tax has been recognized directly in equity during the year:

	2013 £m	2012 Restated £m	2011 Restated £m
Tax on items that will not be reclassified to profit or loss
Tax on actuarial movements on defined benefit pension schemes	(24)	91	22
Tax credit on other items	—	5	1

	(24)	96	23

Tax on items that may be reclassified to profit or loss
Tax on fair value movements on cash flow hedges	(15)	(19)	5

	(15)	(19)	5

Net tax (debit)/credit recognised in other comprehensive income	(39)	77	28

Tax credit on share based remuneration recognised directly in equity	20	—	—

A number of changes in the UK corporation tax system, including reductions of the main rate of corporation tax from 23% to 21% with effect from April 1, 2014, and from 21% to 20% with effect from April 1, 2015, were substantively enacted on July 2, 2013. Reed Elsevier has therefore remeasured its UK deferred tax assets and liabilities at the end of the reporting period at 20%, which has resulted in recognition of a deferred tax debit of £4 million in the income statement.

11.	Statement of cash flows

Reconciliation of profit before tax to cash generated from operations

	2013 £m	2012 Restated £m	2011 Restated £m
Profit before tax	1,196	1,151	905
Disposals and other non operating items	(16)	(45)	22
Net finance costs	196	227	244
Share of results of joint ventures	(29)	(24)	(30)

Operating profit before joint ventures	1,347	1,309	1,141

Amortisation of acquired intangible assets	317	328	355
Amortisation of internally developed intangible assets	160	151	132
Depreciation of property, plant and equipment	89	76	75
Share based remuneration	31	31	27

Total non cash items	597	586	589

Decrease in inventories and pre-publication costs	10	21	32
Decrease/(increase) in receivables	5	4	(37)
(Decrease)/increase in payables	(16)	(73)	10

(Increase)/decrease in working capital	(1)	(48)	5

Cash generated from operations	1,943	1,847	1,735

Cash flow on acquisitions

	Note	2013 £m	2012 £m	2011 £m
Purchase of businesses	12	(194)	(276)	(455)
Investment in joint ventures		(6)	(10)	(1)
Deferred payments relating to prior year acquisitions		(21)	(30)	(25)

Total		(221)	(316)	(481)

12.	Acquisitions

Acquisitions in 2013

During the year a number of acquisitions were made for a total consideration of £239 million, after taking account of net cash acquired of £14 million. The net assets of the businesses acquired are incorporated at their fair value to the combined businesses. Provisional fair values of the consideration given and of the assets and liabilities acquired are summarised below:

Fair value £m
Goodwill	157
Intangible assets	133
Current assets	9
Current liabilities	(21)
Deferred tax	(39)

Net assets acquired	239

Consideration (after taking account of £14 million net cash acquired)	239
Less: consideration deferred to future years	(36)
Less: acquisition date fair value of equity interest	(9)

Net cash flow	194

12.	Acquisitions – (continued)

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

The fair value of the assets and liabilities acquired are provisional pending the completion of the valuation exercises. Final fair values will be incorporated in the 2014 combined financial statements. There were no significant adjustments to the provisional fair values of prior year acquisitions established in 2012.

The businesses acquired in 2013 contributed £27 million to revenue, decreased net profit by £1 million and contributed a net cash outflow of £3 million from operating activities for the part year under Reed Elsevier ownership and before taking account of acquisition financing costs. Had the businesses been acquired at the beginning of the year, on a proforma basis the Reed Elsevier revenues and net profit attributable to parent companies’ shareholders for the year would have been £6,067 million and £1,112 million respectively, before taking account of acquisition financing costs.

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

In 2012, there were no significant adjustments to the provisional fair values of prior year acquisitions established in 2011.

The businesses acquired in 2012 contributed £73 million to revenue, decreased net profit by £10 million and contributed £2 million to net cash inflow from operating activities for the part year under Reed Elsevier ownership and before taking account of acquisition financing costs. Had the businesses been acquired at the beginning of the year, on a proforma basis the Reed Elsevier revenues and net profit attributable to parent companies’ shareholders for the year would have been £6,153 million and £1,048 million respectively, before taking account of acquisition financing costs.

12.	Acquisitions – (continued)

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

The businesses acquired in 2011 contributed £34 million to revenue, decreased net profit by £10 million and contributed £7 million to net cash inflow from operating activities for the part year under Reed Elsevier ownership and before taking account of acquisition financing costs. Had the businesses been acquired at the beginning of the year, on a proforma basis the Reed Elsevier revenues and net profit attributable to parent companies’ shareholders for the year would have been £6,065 million and £742 million respectively, before taking account of acquisition financing costs.

13.	Equity dividends

Ordinary dividends paid in the year

	2013 £m	2012 £m	2011 £m
Reed Elsevier PLC	278	264	248
Reed Elsevier NV	273	259	251

Total	551	523	499

Ordinary dividends paid in the year, in amounts per ordinary share, comprise: a 2012 final dividend of 17.0p and a 2013 interim dividend of 6.65p giving a total of 23.65p (2012: 21.9p; 2011: 20.65p) for Reed Elsevier PLC; and a 2012 final dividend of €0.337 and a 2013 interim dividend of €0.132 giving a total of €0.469 (2012: €0.456; 2011: €0.413) for Reed Elsevier NV.

13.	Equity dividends – (continued)

The directors of Reed Elsevier PLC have proposed a final dividend of 17.95p (2012: 17.0p; 2011: 15.9p). The directors of Reed Elsevier NV have proposed a final dividend of €0.374 (2012: €0.337; 2011: €0.326). The total cost of funding the proposed final dividends is expected to be £422 million, for which no liability has been recognised at the statement of financial position date.

Ordinary dividends paid and proposed relating to the financial year

	2013 £m	2012 £m	2011 £m
Reed Elsevier PLC	286	273	259
Reed Elsevier NV	291	262	265

Total	577	535	524

Dividends paid to Reed Elsevier PLC and Reed Elsevier NV shareholders are, other than in special circumstances, equalised at the gross level inclusive of the UK tax credit of 10% received by certain Reed Elsevier PLC shareholders. The cost of funding the Reed Elsevier PLC dividends is therefore similar to that of Reed Elsevier NV.

14.	Goodwill

	2013 £m	2012 £m	2011 £m
At January 1	4,545	4,729	4,441
Acquisitions	157	165	300
Disposals/reclassified as held for sale	(46)	(152)	(26)
Exchange translation differences	(80)	(197)	14

At December 31	4,576	4,545	4,729

The carrying amount of goodwill is after £9 million (2012: £20 million) of impairment charges recorded in prior years.

Impairment review

Impairment testing of goodwill and indefinite lived intangible assets is performed at least annually based on cash generating units (CGUs). A CGU is the smallest identifiable group of assets that generate cash inflows that are largely independent of the cash inflows from other groups of assets. Goodwill impairment testing is performed on the basis of 25 CGUs (2012: 22 CGUs; 2011: 24 CGUs). CGUs which are not individually significant have been aggregated for presentation purposes. Typically, when an acquisition is made the acquired business is fully integrated into the relevant business unit and CGU, and the goodwill arising is allocated to the CGUs, or groups of CGUs, that are expected to benefit from the synergies of the acquisition.

The carrying value of goodwill recorded in the major groups of CGUs is set out below:

	2013 £m	2012 £m	2011 £m
Scientific, Technical & Medical	1,051	1,026	991
Risk Solutions	1,604	1,559	1,733
Business Information	374	408	457
Legal	1,121	1,150	1,183
Exhibitions	426	402	365

Total	4,576	4,545	4,729

Reed Elsevier’s goodwill impairment testing methodology, assumptions and sensitivity analysis are disclosed within critical judgments and key sources of estimation uncertainty on pages F-14 to F-15.

15.	Intangible assets

	Market and customer related £m	Content, software and other £m	Total acquired intangible assets £m	Internally developed intangible assets £m	Total £m
Cost
At January 1, 2011	2,631	3,351	5,982	1,204	7,186
Acquisitions	196	115	311	—	311
Additions	—	—	—	270	270
Disposals/reclassified as held for sale	(38)	(189)	(227)	(51)	(278)
Exchange translation differences	13	(14)	(1)	(1)	(2)

At January 1, 2012	2,802	3,263	6,065	1,422	7,487
Acquisitions	201	27	228	1	229
Additions	—	—	—	261	261
Disposals/reclassified as held for sale	(56)	(97)	(153)	(114)	(267)
Exchange translation differences	(131)	(103)	(234)	(53)	(287)

At January 1, 2013	2,816	3,090	5,906	1,517	7,423
Acquisitions	49	84	133	—	133
Additions	—	—	—	251	251
Disposals/reclassified as held for sale	(55)	(216)	(271)	(27)	(298)
Exchange translation differences	(65)	(16)	(81)	(24)	(105)

At December 31, 2013	2,745	2,942	5,687	1,717	7,404

Accumulated amortisation and impairment
At January 1, 2011	610	2,384	2,994	735	3,729
Charge for the year	160	195	355	132	487
Disposals	(30)	(149)	(179)	(36)	(215)
Exchange translation differences	4	(8)	(4)	(4)	(8)

At January 1, 2012	744	2,422	3,166	827	3,993
Charge for the year	173	155	328	151	479
Disposals/reclassified as held for sale	(11)	(89)	(100)	(79)	(179)
Exchange translation differences	(36)	(80)	(116)	(29)	(145)

At January 1, 2013	870	2,408	3,278	870	4,148
Charge for the year	178	139	317	160	477
Disposals	(55)	(216)	(271)	(22)	(293)
Exchange translation differences	(26)	(15)	(41)	(11)	(52)

At December 31, 2013	967	2,316	3,283	997	4,280

Net book amount
At December 31, 2011	2,058	841	2,899	595	3,494
At December 31, 2012	1,946	682	2,628	647	3,275
At December 31, 2013	1,778	626	2,404	720	3,124

Intangible assets acquired as part of business combinations comprise: market related assets (e.g. trademarks, imprints, brands); customer related assets (e.g. subscription bases, customer lists, customer relationships); and content, software and other intangible assets (e.g. editorial content, software and product delivery systems, other publishing rights, exhibition rights and supply contracts). Included in content, software and other acquired intangible assets are assets with a net book value of £353 million (2012: £431 million; 2011: £531 million) that arose on acquisitions completed prior to the adoption of IFRS that have not been allocated to specific categories of intangible assets. Internally developed intangible assets typically comprise software and systems development where an identifiable asset is created that is probable to generate future economic benefits.

15.	Intangible assets – (continued)

Included in market and customer related intangible assets are £347 million (2012: £354 million; 2011: £370 million) of brands and imprints relating to Scientific, Technical & Medical determined to have indefinite lives based on an assessment of their historical longevity and stable market positions. Indefinite lived intangibles are tested for impairment at least annually using the same value in use assumptions as set out in critical judgements and key sources of estimation uncertainty on pages F-14 to F-15.

Also included in market and customer related intangible assets are £952 million (2012: £1,037 million; 2011: £1,209 million) of customer relationship assets arising on the acquisition of ChoicePoint in 2008 with a remaining useful economic life of approximately 15 years.

16.	Investments

	2013 £m	2012 £m	2011 £m
Investments in joint ventures	125	100	124
Available for sale investments	2	3	8
Venture capital investments held for trading	90	76	56

Total	217	179	188

The value of venture capital investments held for trading, determined by reference to quoted market prices, amounted to £12 million (2012: £27 million; 2011: £17 million). The value of other venture capital investments and available for sale investments has been determined by reference to other observable market inputs.

An analysis of changes in the carrying value of investments in joint ventures is set out below:

	2013 £m	2012 £m	2011 £m
At January 1	100	124	136
Share of results of joint ventures	29	24	30
Dividends received from joint ventures	(22)	(20)	(33)
Disposals and transfers	(3)	(33)	(6)
Additions	21	10	1
Exchange translation differences	—	(5)	(4)

At December 31	125	100	124

The principal joint ventures at December 31, 2013 are exhibition joint ventures within Exhibitions and Giuffrè and Martindale within Legal.

Summarised aggregate information in respect of joint ventures and Reed Elsevier’s share is set out below:

	Total joint ventures			Reed Elsevier share
	2013 £m	2012 £m	2011 £m	2013 £m	2012 £m	2011 £m
Revenue	225	187	254	110	91	128
Net profit for the year	57	45	62	29	24	30

Total assets	246	227	255	117	104	122
Total liabilities	(134)	(126)	(137)	(64)	(59)	(66)

Net assets	112	101	118	53	45	56

Goodwill				72	55	68

Total				125	100	124

Reed Elsevier’s combined other comprehensive income includes nil relating to joint ventures (2012: nil; 2011: nil).

17.	Property, plant and equipment

	2013			2012			2011
	Land and buildings £m	Fixtures and equipment £m	Total £m	Land and buildings £m	Fixtures and equipment £m	Total £m	Land and buildings £m	Fixtures and equipment £m	Total £m
Cost
At January 1	218	537	755	238	582	820	246	578	824
Acquisitions	—	—	—	—	1	1	—	1	1
Capital expenditure	4	66	70	10	70	80	8	82	90
Disposals/reclassified as held for sale	(8)	(34)	(42)	(21)	(97)	(118)	(16)	(78)	(94)
Exchange translation differences	(4)	(11)	(15)	(9)	(19)	(28)	—	(1)	(1)

At December 31	210	558	768	218	537	755	238	582	820

Accumulated depreciation
At January 1	116	375	491	118	414	532	115	418	533
Disposals/reclassified as held for sale	(6)	(32)	(38)	(5)	(94)	(99)	(6)	(69)	(75)
Charge for the year	9	80	89	8	68	76	9	66	75
Exchange translation differences	(2)	(9)	(11)	(5)	(13)	(18)	—	(1)	(1)

At December 31	117	414	531	116	375	491	118	414	532

Net book amount	93	144	237	102	162	264	120	168	288

No depreciation is provided on freehold land of £14 million (2012: £15 million; 2011: £22 million). The net book amount of property, plant and equipment at December 31, 2013 includes £17 million (2012: £11 million; 2011: £4 million) in respect of assets held under finance leases relating to fixtures and equipment.

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

18.	Financial instruments – (continued)

		Contractual cash flow
At December 31, 2013	Carrying amount £m	Within 1 year £m	1-2 Years £m	2-3 Years £m	3-4 Years £m	4-5 Years £m	More than 5 Years £m	Total £m
Borrowings
Fixed rate borrowings	(2,931)	(497)	(243)	(524)	(420)	(264)	(1,909)	(3,857)
Floating rate borrowings	(350)	(288)	(61)	—	(1)	—	(2)	(352)
Derivative financial liabilities
Interest rate derivatives	(4)	—	—	—	(1)	(4)	(7)	(12)
Cross currency interest rate swaps	(6)	(180)	(3)	(5)	(7)	(193)	—	(388)
Forward foreign exchange contracts	(7)	(1,031)	(402)	(222)	—	—	—	(1,655)
Derivative financial assets
Interest rate derivatives	19	13	11	6	1	—	—	31
Cross currency interest rate swaps	70	247	2	2	3	189	—	443
Forward foreign exchange contracts	99	1,082	431	233	—	—	—	1,746

Total	(3,110)	(654)	(265)	(510)	(425)	(272)	(1,918)	(4,044)

		Contractual cash flow
At December 31, 2012	Carrying amount £m	Within 1 year £m	1-2 Years £m	2-3 Years £m	3-4 Years £m	4-5 Years £m	More than 5 Years £m	Total £m
Borrowings
Fixed rate borrowings	(3,695)	(803)	(797)	(251)	(530)	(428)	(1,940)	(4,749)
Floating rate borrowings	(197)	(132)	(1)	(63)	—	(1)	(3)	(200)
Derivative financial liabilities
Interest rate derivatives	(2)	(3)	—	—	—	—	(5)	(8)
Cross currency interest rate swaps	—	(166)	(180)	—	—	—	—	(346)
Forward foreign exchange contracts	(9)	(1,382)	(442)	(194)	—	—	—	(2,018)
Derivative financial assets
Interest rate derivatives	47	35	13	12	9	6	—	75
Cross currency interest rate swaps	93	202	243	—	—	—	—	445
Forward foreign exchange contracts	55	1,400	460	202	—	—	—	2,062

Total	(3,708)	(849)	(704)	(294)	(521)	(423)	(1,948)	(4,739)

		Contractual cash flow
At December 31, 2011	Carrying amount £m	Within 1 year £m	1-2 Years £m	2-3 Years £m	3-4 Years £m	4-5 Years £m	More than 5 Years £m	Total £m
Borrowings
Fixed rate borrowings	(3,568)	(553)	(814)	(863)	(248)	(524)	(1,694)	(4,696)
Floating rate borrowings	(714)	(646)	(2)	(2)	(65)	(1)	(5)	(721)
Derivative financial liabilities
Interest rate derivatives	(10)	(9)	(3)	—	—	—	—	(12)
Cross currency interest rate swaps	—	(6)	(173)	(189)	—	—	—	(368)
Forward foreign exchange contracts	(59)	(1,019)	(421)	(256)	—	—	—	(1,696)
Derivative financial assets
Interest rate derivatives	39	13	27	6	5	5	3	59
Cross currency interest rate swaps	99	14	208	248	—	—	—	470
Forward foreign exchange contracts	11	987	414	252	—	—	—	1,653

Total	(4,202)	(1,219)	(764)	(804)	(308)	(520)	(1,696)	(5,311)

18.	Financial instruments – (continued)

The carrying amount of derivative financial liabilities comprises £10 million (2012: nil; 2011: nil) in relation to fair value hedges, £7 million (2012: £7 million; 2011: £64 million) in relation to cash flow hedges and nil (2012: £4 million; 2011: £5 million) not designated as hedging instruments. The carrying amount of derivative financial assets comprises £84 million (2012: £124 million; 2011: £123 million) in relation to fair value hedges, £88 million (2012: £46 million; 2011: £10 million) in relation to cash flow hedges and £29 million (2012: £25 million; 2011: £16 million) not designated as hedging instruments, less £13 million (2012: nil; 2011: nil) of cash collateral received from swap counterparties which has been offset against the related derivative financial assets (see ‘Credit risk’ below). The expected cash flows in respect of the cash collateral have been included in the tables above together with the cash flows for the related cross currency interest rate swaps.

At December 31, 2013, Reed Elsevier had access to a $2,000 million committed bank facility maturing in July 2018, which was undrawn. The bank facility, together with certain private placements, are subject to financial covenants typical to Reed Elsevier’s size and financial strength. Reed Elsevier was in compliance with these covenants for the year ended December 31, 2013. Financial covenants are not included in the terms and conditions of any outstanding public bonds.

After taking account of the maturity of committed bank facilities that back short term borrowings at December 31, 2013, and after utilising available cash resources, no borrowings mature within two years (2012: nil; 2011: nil), no borrowings mature in the third year (2012: 27%; 2011: 44%), 50% in the fourth and fifth years (2012: 23%; 2011: 18%), 42% in the sixth to tenth years (2012: 39%; 2011: 27%), and 8% beyond the tenth year (2012: 11%; 2011: 11%).

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

At December 31, 2013, 57% of gross borrowings were either fixed rate or had been fixed through the use of interest rate swaps, forward rate agreements or options. A 100 basis point reduction in interest rates would result in an estimated decrease in net finance costs of £12 million (2012: £8 million; 2011: £5 million), based on the composition of financial instruments including cash, cash equivalents, bank loans and commercial paper borrowings at December 31, 2013. A 100 basis point rise in interest rates would result in an estimated increase in net finance costs of £12 million (2012: £8 million; 2011: £5 million).

The impact on net equity of a theoretical change in interest rates as at December 31, 2013 is restricted to the change in carrying value of floating rate to fixed rate interest rate derivatives in a designated cash flow hedge relationship and undesignated interest rate derivatives. A 100 basis point reduction in interest rates would result in an estimated reduction in net equity of nil (2012: £1 million; 2011: £3 million) and a 100 basis point increase in interest rates would increase net equity by an estimated £1 million (2012: £2 million; 2011: £4 million). The impact of a change in interest rates on the carrying value of fixed rate borrowings in a designated fair value hedge relationship would be offset by the change in carrying value of the related interest rate derivative. Fixed rate borrowings not in a designated hedging relationship are carried at amortised cost.

Foreign exchange rate risk

Translation exposures arise on the earnings and net assets of business operations in countries with currencies other than sterling, most particularly in respect of the US businesses. Some of these exposures are offset by denominating borrowings in US dollars (see note 24).

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

A theoretical weakening of all currencies by 10% against sterling at December 31, 2013 would decrease the carrying value of net assets, excluding net borrowings, by £500 million (2012: £495 million; 2011: £525 million). This would be offset

18.	Financial instruments – (continued)

to a degree by a decrease in net borrowings of £246 million (2012: £286 million; 2011: £297 million). A strengthening of all currencies by 10% against sterling at December 31, 2013 would increase the carrying value of net assets, excluding net borrowings, by £500 million (2012: £495 million; 2011: £525 million) and increase net borrowings by £246 million (2012: £286 million; 2011: £297 million).

A retranslation of the combined businesses’ net profit for the year assuming a 10% weakening of all foreign currencies against sterling but excluding transactional exposures would reduce net profit by £92 million (2012: £80 million; 2011: £59 million). A 10% strengthening of all foreign currencies against sterling on this basis would increase net profit for the year by £92 million (2012: £80 million; 2011: £59 million).

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

In certain situations, Reed Elsevier enters into credit support arrangements with derivative counterparties to mitigate the credit exposures arising from hedge gains on the related financial instruments. Under these arrangements, Reed Elsevier receives (or pays) cash collateral equal to the mark to market valuation of the related derivative asset (or liability) on monthly settlement dates. At December 31, 2013, £13 million (2012: nil; 2011: nil) of cash collateral had been received, and the resulting payable balance was offset against the related derivative assets of £12 million (2012: nil; 2011: nil) in the statement of financial position.

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

Included within trade receivables are the following amounts which are past due but for which no allowance has been made. Past due up to one month £156 million (2012: £148 million; 2011: £212 million); past due two to three months £76 million (2012: £58 million; 2011: £54 million); past due four to six months £26 million (2012: £14 million; 2011: £20 million); and past due greater than six months £7 million (2012: £1 million; 2011: £5 million.). Examples of trade receivables which are past due but for which no allowance has been made include those receivables where there is no concern over the creditworthiness of the customer and where the history of dealings with the customer indicate the amount will be settled.

Capital and liquidity management

The capital structure is managed to support Reed Elsevier’s objective of maximising long-term shareholder value through appropriate security of funding, ready access to debt and capital markets, cost effective borrowing and flexibility to fund business and acquisition opportunities whilst maintaining appropriate leverage to ensure an efficient capital structure.

Over the long-term Reed Elsevier seeks to maintain cash flow conversion (the proportion of adjusted operating profits converted into cash) of 90% or higher and credit metrics consistent with a solid investment grade credit rating. The typical credit metrics are net debt to EBITDA, on a pensions and lease adjusted and on an unadjusted basis, and free cash flow as a percentage of net debt.

Reed Elsevier’s uses of free cash flow over the longer-term balance the dividend policy, selective acquisitions and share repurchases, whilst retaining the balance sheet strength to maintain access to cost effective sources of borrowing.

The balance of long-term debt, short-term debt and committed bank facilities is managed to provide security of funding, taking into account the cash generation cycle of the business and the uncertain size and timing of acquisition spend. Reed Elsevier maintains a range of borrowing facilities and debt programmes from a variety of sources to fund its requirements at

18.	Financial instruments – (continued)

short notice and at competitive rates. Consistent with the significance of Reed Elsevier Group plc’s US operations, the majority of debt is denominated in US dollars. The policy is that no more than US$1.5 billion of term debt issues should mature in any 12-month period and no more than US$3.0 billion in any 36-month period. In addition, minimum levels of borrowings with maturities over three and five years are specified, depending on the level of net debt and free cash flow. From time to time, Reed Elsevier may redeem term debt early or repurchase outstanding debt in the open market depending on market conditions.

There were no changes to Reed Elsevier’s long-term approach to capital and liquidity management during the year.

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

Reed Elsevier has entered into interest rate swaps and cross currency interest rate swaps to hedge the exposure to changes in the fair value of fixed rate borrowings due to interest rate and foreign currency movements which could affect the income statement. Interest rate derivatives (including cross currency interest rate swaps) with a principal amount of £1,104 million (2012: £1,502 million; 2011: £1,081 million) were in place at December 31, 2013 swapping fixed rate term debt issues denominated in US dollars (USD), sterling, euros and Swiss francs (CHF) to floating rate USD, sterling, euro and USD debt respectively for the whole or part of their term.

The gains and losses on the borrowings and related derivatives designated as fair value hedges, which are included in the income statement, for the three years ended December 31, 2013 were as follows:

Gains/(losses) on borrowings and related derivatives

	January 1, 2011 £m	Fair value movement gain/(loss) £m	Exchange gain/(loss) £m	December 31, 2011 £m
GBP debt	(7)	(23)	—	(30)
Related interest rate swaps	7	23	—	30

	—	—	—	—

EUR debt	(12)	3	—	(9)
Related interest rate swaps	12	(3)	—	9

	—	—	—	—

CHF debt	(86)	3	(1)	(84)
Related CHF to USD cross currency interest rate swaps	86	(3)	1	84

	—	—	—	—

Total GBP, EUR and CHF debt	(105)	(17)	(1)	(123)
Total related interest rate derivatives	105	17	1	123

Net gain	—	—	—	—

18.	Financial instruments – (continued)

	January 1, 2012 £m	Fair value movement gain/(loss) £m	De-designated £m	Exchange gain/(loss) £m	December 31, 2012 £m
GBP debt	(30)	(6)	—	—	(36)
Related interest rate swaps	30	6	—	—	36

	—	—	—	—	—

EUR debt	(9)	(8)	9	—	(8)
Related interest rate swaps	9	8	(9)	—	8

	—	—	—	—	—

CHF debt	(84)	—	—	4	(80)
Related CHF to USD cross currency interest rate swaps	84	—	—	(4)	80

	—	—	—	—	—

Total GBP, EUR and CHF debt	(123)	(14)	9	4	(124)
Total related interest rate derivatives	123	14	(9)	(4)	124

Net gain	—	—	—	—	—

	January 1, 2013 £m	Fair value movement gain/(loss) £m	Exchange gain/(loss) £m	December 31, 2013 £m
USD debt	—	6	—	6
Related interest rate swap	—	(6)	—	(6)

	—	—	—	—

GBP debt	(36)	17	—	(19)
Related interest rate swaps	36	(17)	—	19

	—	—	—	—

EUR debt	(8)	13	(1)	4
Related interest rate swaps	8	(13)	1	(4)

	—	—	—	—

CHF debt	(80)	14	1	(65)
Related CHF to USD cross currency interest rate swaps	80	(14)	(1)	65

	—	—	—	—

Total USD, GBP, EUR and CHF debt	(124)	50	—	(74)
Total related interest rate derivatives	124	(50)	—	74

Net gain	—	—	—	—

All fair value hedges were highly effective throughout the three years ended December 31, 2013.

Gross borrowings as at December 31, 2013 included £31 million (2012: £37 million; 2011: £43 million) in relation to fair value adjustments to borrowings previously designated in a fair value hedge relationship which were de-designated in 2008. The related derivatives were closed out on de-designation with a cash inflow of £62 million. £5 million (2012: £5 million; 2011: £8 million ) of these fair value adjustments were amortised in the year as a reduction to finance costs.

Gross borrowings included nil (2012: £2 million; 2011: nil) in relation to fair value adjustments to borrowings previously designated in a fair value hedging relationship which were de-designated during 2012. £2 million (2012: £7 million; 2011: nil) of these fair value adjustments were amortised in the year as a reduction to finance costs.

18.	Financial instruments – (continued)

Cash flow hedges

Reed Elsevier enters into two types of cash flow hedge:

(1)	Debt hedges comprising interest rate derivatives which fix the interest expense on a portion of forecast floating rate debt (including commercial paper, short term bank loans and floating rate term debt), and cross currency interest rate derivatives which hedge the cash flow exposure arising from foreign currency denominated debt.

(2)	Revenue hedges comprising forward foreign exchange contracts which fix the exchange rate on a portion of future foreign currency subscription revenues forecast by the Scientific, Technical & Medical businesses for up to 50 months.

Movements in the hedge reserve (pre-tax) in 2013, 2012 and 2011, including gains and losses on cash flow hedging instruments, were as follows:

	Debt hedges £m	Revenue hedges £m	Total hedge reserve pre-tax £m
Hedge reserve at January 1, 2011: losses deferred	(29)	(59)	(88)
Losses arising in 2011	(3)	(21)	(24)
Amounts recognised in income statement	15	33	48
Exchange translation differences	—	1	1

Hedge reserve at January 1, 2012: losses deferred	(17)	(46)	(63)
(Losses)/gains arising in 2012	(2)	72	70
Amounts recognised in income statement	16	10	26
Exchange translation differences	1	1	2

Hedge reserve at January 1, 2013: (losses)/gains deferred	(2)	37	35
Gains arising in 2013	1	64	65
Amounts recognised in income statement	3	(6)	(3)
Exchange translation differences	—	(1)	(1)

Hedge reserve at December 31, 2013: gains deferred	2	94	96

All cash flow hedges were highly effective throughout the three years ended December 31, 2013.

A tax charge of £23 million (2012: £9 million; 2011: £15 million credit) in respect of the above gains and losses at December 31, 2013 was also deferred in the hedge reserve.

Of the amounts recognised in the income statement in the year, gains of £6 million (2012: £10 million loss; 2011: £33 million loss) were recognised in revenue, and losses of £3 million (2012: £16 million; 2011: £15 million) were recognised in finance costs. A tax charge of £1 million (2012: £5 million credit; 2011: £11 million credit) was recognised in relation to these items.

The deferred gains and losses on cash flow hedges at December 31, 2013 are currently expected to be recognised in the income statement in future years as follows:

	Debt hedges £m	Revenue hedges £m	Total hedge reserve pre-tax £m
2014	(2)	38	36
2015	(1)	37	36
2016	—	17	17
2017	—	2	2
2018	5	—	5

Gains deferred in hedge reserve at end of year	2	94	96

18.	Financial instruments – (continued)

The cash flows for these hedges are expected to occur in line with the recognition of the gain and losses in the income statement, other than in respect of certain forward foreign exchange hedges on subscriptions, where cash flows may be expected to occur in advance of the subscription year.

19.	Deferred tax

	2013 £m	2012 £m	2011 £m
Deferred tax assets	442	79	212
Deferred tax liabilities	(1,076)	(919)	(1,236)

Total	(634)	(840)	(1,024)

19.	Deferred tax – (continued)

Movements in deferred tax liabilities and assets (before taking into consideration the offsetting of balances within the same jurisdiction) are summarised as follows:

	Deferred tax liabilities				Deferred tax assets
	Excess of tax allowances over amortisation £m	Acquired intangible assets £m	Pensions assets £m	Other temporary differences £m	Excess of amortisation over tax allowances £m	Tax losses carried forward £m	Pensions liabilities £m	Other temporary differences £m	Total £m
Deferred tax (liability)/asset at January 1, 2011	(223)	(944)	(15)	(10)	13	13	78	47	(1,041)
(Charge)/credit to profit	(6)	131	(10)	(94)	3	32	(3)	24	77
Credit/(charge) to equity/other comprehensive income	—	—	25	—	—	—	11	6	42
Transfers	—	—	—	—	—	—	—	(17)	(17)
Acquisitions	—	(85)	—	—	—	2	—	5	(78)
Disposals/reclassified as held for sale	—	—	—	1	—	—	—	(1)	—
Exchange translation differences	(2)	(2)	—	(2)	—	1	—	(2)	(7)

Deferred tax (liability)/asset at January 1, 2012	(231)	(900)	—	(105)	16	48	86	62	(1,024)
(Charge)/credit to profit	(5)	85	—	(9)	(3)	(19)	(32)	23	40
(Charge)/credit to equity/other comprehensive income	—	—	—	(3)	—	—	102	(6)	93
Acquisitions	1	(10)	—	—	(3)	(2)	—	(2)	(16)
Disposals/reclassified as held for sale	2	18	—	7	—	(1)	—	(1)	25
Exchange translation differences	10	35	—	2	(1)	(3)	(3)	2	42

Deferred tax (liability)/asset at January 1, 2013	(223)	(772)	—	(108)	9	23	153	78	(840)
(Charge)/credit to profit	(138)	98	—	(106)	346	(8)	(26)	105	271
(Charge)/credit to equity/other comprehensive income	—	—	—	(6)	—	—	(24)	12	(18)
Acquisitions	—	(39)	—	—	—	—	—	—	(39)
Disposals/reclassified as held for sale	(3)	(18)	—	(9)	—	—	—	—	(30)
Exchange translation differences	13	13	—	4	(6)	(1)	1	(2)	22

Deferred tax (liability)/asset at December 31, 2013	(351)	(718)	—	(225)	349	14	104	193	(634)

Other deferred tax liabilities includes temporary differences in respect of plant, property and equipment, capitalised development spend and financial instruments. Other deferred tax assets includes temporary differences in respect of share based remuneration and provisions.

Deferred tax assets in respect of tax losses and other deductible temporary differences have only been recognised to the extent that it is more likely than not that sufficient taxable profits will be available to allow the asset to be recovered.

19.	Deferred tax – (continued)

Accordingly, no deferred tax asset has been recognised in respect of unused trading losses of approximately £84 million (2012: £129 million, 2011: £133 million) carried forward at year end. The deferred tax asset not recognised in respect of these losses is approximately £20 million (2012: £34 million, 2011: £36 million). Of the unrecognised losses, £56 million (2012: £47 million; 2011: £45 million) will expire if not utilised within 10 years, and £28 million (2012: £82 million; 2011: £88 million) will expire after more than 10 years.

Deferred tax assets of approximately £14 million (2012: £9 million; 2011: £31 million) have not been recognised in respect of tax losses and other temporary differences carried forward of £69 million (2012: £41 million; 2011: £94 million) which can only be used to offset future capital gains.

20.	Inventories and pre-publication costs

	2013 £m	2012 £m	2011 £m
Raw materials	3	3	6
Pre-publication costs	90	101	115
Finished goods	49	55	69

Total	142	159	190

21.	Trade and other receivables

	2013 £m	2012 £m	2011 £m
Trade receivables	1,299	1,256	1,361
Allowance for doubtful debts	(57)	(51)	(63)

	1,242	1,205	1,298
Prepayments and accrued income	174	175	185

Total	1,416	1,380	1,483

Trade receivables are predominantly non-interest bearing and their carrying amounts approximate to their fair value.

Trade receivables are stated net of allowances for bad and doubtful debts. The movements in the provision during the year were as follows:

	2013 £m	2012 £m	2011 £m
At January 1	51	63	73
Charge for the year	17	13	15
Trade receivables written off	(11)	(18)	(23)
Disposals	—	(6)	(1)
Exchange translation differences	—	(1)	(1)

At December 31	57	51	63

22.	Assets and liabilities held for sale

The major classes of assets and liabilities of operations classified as held for sale are as follows:

	2013 £m	2012 £m	2011 £m
Goodwill	16	134	19
Intangible assets	—	84	7
Property, plant and equipment	—	3	—
Deferred tax assets	—	4	1
Inventories	—	1	1
Trade and other receivables	5	71	16

Total assets held for sale	21	297	44

Trade and other payables	3	69	17
Deferred tax liabilities	—	27	—

Total liabilities associated with assets held for sale	3	96	17

23.	Trade and other payables

	2013 £m	2012 £m	2011 £m
Payables and accruals	1,192	1,150	1,245
Deferred income	1,403	1,394	1,412

Total	2,595	2,544	2,657

The carrying amount of trade and other payables approximates to their fair value.

24.	Borrowings

	2013			2012			2011
	Falling due within 1 year £m	Falling due in more than 1 year £m	Total £m	Falling due within 1 year £m	Falling due in more than 1 year £m	Total £m	Falling due within 1 year £m	Falling due in more than 1 year £m	Total £m
Financial liabilities measured at amortised cost:
Short term bank loans, overdrafts and commercial paper	287	—	287	131	—	131	596	—	596
Term debt	—	1,223	1,223	—	1,526	1,526	384	1,466	1,850
Finance leases	9	8	17	7	9	16	2	6	8
Term debt in fair value hedging relationships	240	938	1,178	102	1,036	1,138	—	1,204	1,204
Term debt previously in fair value hedging relationships	112	464	576	490	591	1,081	—	624	624

Total	648	2,633	3,281	730	3,162	3,892	982	3,300	4,282

In 2013, £186 million principal amount of term debt maturing in 2019 was exchanged for £235 million principal amount of term debt maturing in 2022 and cash. The exchange is treated as a debt modification for accounting purposes. The premium arising is offset against the carrying amount of the newly issued term debt maturing in 2022 and will be amortised over its life.

The total fair value of financial liabilities measured at amortised cost is £1,709 million (2011: £1,996 million; 2011 £2,745 million). The total fair value of term debt in fair value hedging relationships is £1,288 million (2012: £1,177 million; 2011: £1,237 million). The total fair value of term debt previously in fair value hedging relationships is £650 million (2012: £1,189 million; 2011: £707 million).

24.	Borrowings – (continued)

Term debt includes term debt issued by Reed Elsevier Capital Inc., a 100% owned finance subsidiary of Reed Elsevier Group plc. The parent companies have fully and unconditionally guaranteed these securities. No other subsidiary of the parent companies, Reed Elsevier Group plc or Elsevier Reed Finance BV guarantees the securities.

Analysis by year of repayment

	2013				2012				2011
	Short term bank loans, overdrafts and commercial paper £m	Term debt £m	Finance leases £m	Total £m	Short term bank loans, overdrafts and commercial paper £m	Term debt £m	Finance leases £m	Total £m	Short term bank loans, overdrafts and commercial paper £m	Term debt £m	Finance leases £m	Total £m
Within 1 year	287	352	9	648	131	592	7	730	596	384	2	982

Within 1 to 2 years	—	174	5	179	—	644	6	650	—	618	3	621
Within 2 to 3 years	—	400	3	403	—	178	3	181	—	725	2	727
Within 3 to 4 years	—	341	—	341	—	400	—	400	—	188	1	189
Within 4 to 5 years	—	181	—	181	—	359	—	359	—	401	—	401
After 5 years	—	1,529	—	1,529	—	1,572	—	1,572	—	1,362	—	1,362

After 1 year	—	2,625	8	2,633	—	3,153	9	3,162	—	3,294	6	3,300

Total	287	2,977	17	3,281	131	3,745	16	3,892	596	3,678	8	4,282

Short term bank loans, overdrafts and commercial paper were backed up at December 31, 2013 by a $2,000 million (£1,207 million) committed bank facility maturing in July 2018, which was undrawn.

Analysis by currency

	2013				2012				2011
	Short term bank loans, overdrafts and commercial paper £m	Term debt £m	Finance leases £m	Total £m	Short term bank loans, overdrafts and commercial paper £m	Term debt £m	Finance leases £m	Total £m	Short term bank loans, overdrafts and commercial paper £m	Term debt £m	Finance leases £m	Total £m
US dollars	87	1,800	17	1,904	25	2,059	16	2,100	485	2,431	8	2,924
£ sterling	27	719	—	746	—	736	—	736	—	730	—	730
Euro	167	458	—	625	103	950	—	1,053	91	517	—	608
Other currencies	6	—	—	6	3	—	—	3	20	—	—	20

Total	287	2,977	17	3,281	131	3,745	16	3,892	596	3,678	8	4,282

Included in the US dollar amounts for term debt above is £427 million (2012: £347 million; 2011: £363 million) of debt denominated in Swiss francs (CHF 625 million; 2012: CHF 500 million; 2011: CHF 500 million) that was swapped into US dollars on issuance and against which there are related derivative financial instruments, which, as at December 31, 2013, had a fair value of £81 million (2012: £80 million; 2011: £84 million). £65 million (2012: £80 million; 2011: £84 million) of these derivatives were designated as fair value hedges of the related Swiss franc debt, and £16 million (2012: nil; 2011: nil) were undesignated.

25.	Lease arrangements

Finance leases

At December 31, 2013 future finance lease obligations fall due as follows:

	2013 £m	2012 £m	2011 £m
Within one year	9	7	2
In the second to fifth years inclusive	8	9	6

	17	16	8
Less future finance charges	—	—	—

Total	17	16	8

Present value of future finance lease obligations payable:
Within one year	9	7	2
In the second to fifth years inclusive	8	9	6

Total	17	16	8

The fair value of the lease obligations approximates to their carrying amount.

Operating leases

Reed Elsevier leases various properties, principally offices and warehouses, which have varying terms and renewal rights that are typical to the territory in which they are located.

At December 31, 2013 outstanding commitments under non-cancellable operating leases fall due as follows:

	2013 £m	2012 £m	2011 £m
Within one year	103	117	129
In the second to fifth years inclusive	275	309	305
After five years	169	184	206

Total	547	610	640

Of the above outstanding commitments, £528 million (2012: £577 million; 2011: £605 million) relate to land and buildings.

Reed Elsevier has a number of properties that are sub-leased. The future lease receivables contracted with sub-tenants fall due as follows:

	2013 £m	2012 £m	2011 £m
Within one year	16	16	21
In the second to fifth years inclusive	43	33	38
After five years	25	17	19

Total	84	66	78

26.	Provisions

	2013			2012			2011
	Property £m	Restructuring £m	Total £m	Property £m	Restructuring £m	Total £m	Property £m	Restructuring £m	Total £m
At January 1	164	5	169	109	17	126	105	54	159
Transfer	—	—	—	22	—	22	—	—	—
Charged	—	—	—	62	—	62	16	—	16
Utilised	(32)	(3)	(35)	(24)	(12)	(36)	(12)	(37)	(49)
Exchange translation differences	(1)	—	(1)	(5)	—	(5)	—	—	—

At December 31	131	2	133	164	5	169	109	17	126

Property provisions relate to estimated sub lease shortfalls and guarantees given in respect of certain property leases for various periods up to 2024. The charge in 2012 predominantly relates to property exposures on disposed businesses.

Provisions as at December 31, 2013 are included within current and non-current liabilities as follows:

	2013 £m	2012 £m	2011 £m
Current liabilities	17	30	39
Non-current liabilities	116	139	87

Total	133	169	126

27.	Combined share capitals

	2013 £m	2012 £m	2011 £m
At January 1	223	223	224
Issue of ordinary shares	1	1	—
Exchange translation differences	—	(1)	(1)

At December 31	224	223	223

Combined share capitals exclude the shares of Reed Elsevier NV held by a subsidiary of Reed Elsevier PLC.

Disclosures in respect of share capital are given in note 12 to the Reed Elsevier PLC consolidated financial statements and note 13 to the Reed Elsevier NV consolidated financial statements.

28.	Combined share premiums

	2013 £m	2012 £m	2011 £m
At January 1	2,727	2,723	2,754
Issue of ordinary shares, net of expenses	124	47	9
Exchange translation differences	36	(43)	(40)

At December 31	2,887	2,727	2,723

Combined share premiums exclude the share premium in respect of shares of Reed Elsevier NV held by a subsidiary of Reed Elsevier PLC.

29.	Combined shares held in treasury

	Shares held by EBT £m	Shares held by parent companies £m	Total £m
At January 1, 2011	166	511	677
Settlement of share awards	(7)	—	(7)
Exchange translation differences	—	(7)	(7)

At January 1, 2012	159	504	663
Repurchase of ordinary shares	—	250	250
Settlement of share awards	(7)	—	(7)
Exchange translation differences	—	(7)	(7)

At January 1, 2013	152	747	899
Repurchase of ordinary shares	—	600	600
Settlement of share awards	(40)	—	(40)
Exchange translation differences	—	5	5

At December 31, 2013	112	1,352	1,464

At December 31, 2013 shares held in treasury related to 10,120,537 (2011: 13,451,468; 2011: 14,051,025) Reed Elsevier PLC ordinary shares and 4,992,360 (2012: 6,990,101; 2011: 7,380,906) Reed Elsevier NV ordinary shares held by the Reed Elsevier Group plc Employee Benefit Trust (“EBT”); and 99,446,834 (2012: 57,484,914; 2011: 34,196,298) Reed Elsevier PLC ordinary shares and 62,459,133 (2012: 36,613,087; 2011: 23,952,791) Reed Elsevier NV ordinary shares held by the respective parent companies.

During 2013 Reed Elsevier repurchased 41,961,920 Reed Elsevier PLC ordinary shares and 24,282,106 Reed Elsevier NV ordinary shares for consideration of £600 million. There shares are held in treasury.

The EBT purchases Reed Elsevier PLC and Reed Elsevier NV shares which, at the trustees’ discretion, can be used in respect of the exercise of share options and to meet commitments under conditional share awards.

30.	Translation reserve

	2013 £m	2012 £m	2011 £m
At January 1	(23)	88	29
Exchange differences on translation of foreign operations	(88)	(136)	32
Exchange translation differences on capital and reserves	(26)	25	27

At December 31	(137)	(23)	88

31.	Other combined reserves

	2013			2012 Restated	2011 Restated
	Hedge reserve £m	Other reserves £m	Total £m	Total £m	Total £m
At January 1	26	226	252	(199)	(387)
Profit attributable to parent companies’ shareholders	—	1,110	1,110	1,069	760
Dividends paid	—	(549)	(549)	(521)	(497)
Actuarial gains/(losses) on defined benefit pension schemes	—	40	40	(293)	(70)
Fair value movements on available for sale investments	—	—	—	—	(1)
Transfer to net profit on disposal of available for sale investments	—	—	—	11	—
Fair value movements on cash flow hedges	65	—	65	70	(24)
Tax recognised in other comprehensive income	(15)	(24)	(39)	88	42
Increase in share based remuneration reserve (net of tax)	—	48	48	31	27
Settlement of share awards	—	(40)	(40)	(7)	(7)
Transfer to net profit from cash flow hedge reserve (net of tax)	(2)	—	(2)	21	37
Disposal/(acquisition) of non-controlling interests	—	—	—	6	(43)
Exchange translation differences	(1)	(4)	(5)	12	7

At December 31	73	807	880	252	(199)

Other reserves principally comprise retained earnings and the share based remuneration reserve.

32.	Related party transactions

Transactions between the Reed Elsevier combined businesses have been eliminated within the combined financial statements. Transactions with joint ventures were made on normal market terms of trading and comprise sales of goods and services of £1 million (2012: £1 million; 2011: £1 million). As at December 31, 2013 amounts owed by joint ventures were £7 million (2012: £1 million; 2011: £3 million) and amounts due from joint ventures were £6 million (2012: £1 million; 2011: nil).

Key management personnel remuneration is set out below. Key Management personnel are also related parties as defined by IAS 24 — Related Party Disclosures and comprise the Executive and Non-Executive Directors of Reed Elsevier PLC and Reed Elsevier NV. For reporting purposes, salary, benefits and annual incentive payments are considered short term employee benefits.

Key Management personnel remuneration

	2013 £m	2012 £m	2011 £m
Salaries and other short term employee benefits and Non-Executive fees	4	5	3
Post employment benefits*	1	1	1
Share based remuneration**	4	5	4

Total	9	11	8

*	Post employment benefits comprises the transfer value of the increase in accrued pension during the year (net of inflation, Directors’ contributions and participation fee) for defined benefit schemes and payments made to defined contribution schemes or in lieu of pension.

**	The share based remuneration charge comprises the multi-year incentive scheme charges in accordance with IFRS2 — Share Based Payment. These IFRS 2 charges do not reflect the actual value received on vesting.

No termination benefits were paid to any Director in 2013 (2012: nil; 2011: nil) No loans, advances or guarantees have been provided on behalf of any Director. The aggregate gain made by Executive Directors on the exercise of options during 2013 were £2,526,305. The current Executive Directors did not exercise any options during 2012 or 2011.

33.	Approval of financial statements

The combined financial statements were approved by the Boards of directors of Reed Elsevier PLC and Reed Elsevier NV on February 26, 2014.

THIS PAGE INTENTIONALLY BLANK

REED ELSEVIER PLC

CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and members of Reed Elsevier PLC:

We have audited the accompanying consolidated statements of financial position of Reed Elsevier PLC and its subsidiaries (the “Company”) as at December 31, 2013, 2012 and 2011, and the related consolidated income statements, and consolidated statements of comprehensive income, cash flows and changes in equity for each of the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Reed Elsevier PLC and its subsidiaries as at December 31, 2013, 2012 and 2011, and the results of their operations and their cash flows for each of the years then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

As discussed in Accounting policies in the consolidated financial statements, the accompanying 2012 and 2011 financial statements have been retrospectively adjusted for the adoption of International Accounting Standards 19 Employee Benefits (revised).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as at December 31, 2013, based on the criteria established in Internal Control — Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 26, 2014 expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/ DELOITTE LLP

London, United Kingdom

February 26, 2014

REED ELSEVIER PLC

CONSOLIDATED INCOME STATEMENT

FOR THE YEAR ENDED DECEMBER 31, 2013

	Note	2013 £m	2012 Restated £m	2011 Restated £m
Administrative expenses	3	(2)	(2)	(2)
Effect of tax credit equalisation on distributed earnings	4	(15)	(14)	(13)
Share of results of joint ventures	11	583	547	389

Operating profit		566	531	374
Finance income	6	10	1	1

Profit before tax		576	532	375
Tax (expense)/credit	7	(4)	6	(1)

Profit attributable to ordinary shareholders		572	538	374

REED ELSEVIER PLC

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

FOR THE YEAR ENDED DECEMBER 31, 2013

	2013 £m	2012 Restated £m	2011 Restated £m
Profit attributable to ordinary shareholders	572	538	374
Share of joint ventures’ other comprehensive (loss)/income for the year	(13)	(132)	1

Total comprehensive income for the year	559	406	375

	Note	2013 pence		2012 Restated pence		2011 Restated pence
Earnings per ordinary share (“EPS”)
Basic earnings per share	9	48.8	p	44.8	p	31.1	p
Diluted earnings per share	9	48.2	p	44.3	p	30.9	p

REED ELSEVIER PLC

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2013

	Note	2013 £m	2012 £m	2011 £m
Cash flows from operating activities
Cash used by operations	10	(2)	(2)	(2)
Interest received		10	1	1
Tax paid		(3)	(2)	(1)

Net cash from/(used in) operating activities		5	(3)	(2)

Cash flows from investing activities
Dividends received from joint ventures	11	102	694	600

Net cash received from investing activities		102	694	600

Cash flows from financing activities
Equity dividends paid	8	(278)	(264)	(248)
Repurchase of ordinary shares		(326)	(143)	—
Proceeds on issue of ordinary shares		50	33	8
Decrease/(increase) in net funding balances due from joint ventures	10	447	(317)	(358)

Net cash used in financing activities		(107)	(691)	(598)

Movement in cash and cash equivalents		—	—	—

REED ELSEVIER PLC

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

AS AT DECEMBER 31, 2013

	Note	2013 £m	2012 £m	2011 £m
Non-current assets
Investments in joint ventures	11	1,266	1,207	1,158

Total assets		1,266	1,207	1,158

Current liabilities
Taxation		2	1	9

Total liabilities		2	1	9

Net assets		1,264	1,206	1,149

Capital and reserves
Called up share capital	12	182	181	180
Share premium account	13	1,257	1,208	1,176
Shares held in treasury (including in joint ventures)	14	(752)	(447)	(308)
Capital redemption reserve	15	4	4	4
Translation reserve	16	40	87	159
Other reserves	17	533	173	(62)

Total equity		1,264	1,206	1,149

REED ELSEVIER PLC

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2013

	Note	Share capital £m	Share premium £m	Shares held in treasury £m	Capital redemption reserve £m	Translation reserve £m	Other reserves £m	Total equity £m
Balance at January 1, 2013		181	1,208	(447)	4	87	173	1,206
Total comprehensive income for the year		—	—	—	—	(47)	606	559
Equity dividends paid	8	—	—	—	—	—	(278)	(278)
Issue of ordinary shares, net of expenses		1	49	—	—	—	—	50
Repurchase of ordinary shares		—	—	(326)	—	—	—	(326)
Share of joint ventures’ increase in share based remuneration reserve (net of tax)		—	—	—	—	—	25	25
Share of joint ventures’ settlement of share awards by the employee benefit trust		—	—	21	—	—	(21)	—
Equalisation adjustments		—	—	—	—	—	28	28

Balance at December 31, 2013		182	1,257	(752)	4	40	533	1,264

Balance at January 1, 2012		180	1,176	(308)	4	159	(62)	1,149
Total comprehensive income for the year		—	—	—	—	(72)	478	406
Equity dividends paid	8	—	—	—	—	—	(264)	(264)
Issue of ordinary shares, net of expenses		1	32	—	—	—	—	33
Repurchase of ordinary shares		—	—	(143)	—	—	—	(143)
Share of joint ventures’ increase in share based remuneration reserve		—	—	—	—	—	16	16
Share of joint ventures’ settlement of share awards by the employee benefit trust		—	—	4	—	—	(4)	—
Share of joint venture’s disposal of non-controlling interests		—	—	—	—	—	3	3
Equalisation adjustments		—	—	—	—	—	6	6

Balance at December 31, 2012		181	1,208	(447)	4	87	173	1,206

Balance at January 1, 2011		180	1,168	(312)	4	142	(154)	1,028
Total comprehensive income for the year		—	—	—	—	17	358	375
Equity dividends paid	8	—	—	—	—	—	(248)	(248)
Issue of ordinary shares, net of expenses		—	8	—	—	—	—	8
Share of joint ventures’ increase in share based remuneration reserve		—	—	—	—	—	14	14
Share of joint ventures’ settlement of share awards by the employee benefit trust		—	—	4	—	—	(4)	—
Share of joint venture’s acquisitions of non-controlling interests		—	—	—	—	—	(23)	(23)
Equalisation adjustments		—	—	—	—	—	(5)	(5)

Balance at December 31, 2011		180	1,176	(308)	4	159	(62)	1,149

REED ELSEVIER PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	Basis of financial statements

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

Basis of preparation

These consolidated financial statements, which have been prepared under the historical cost convention, report the consolidated statements of income, comprehensive income, cash flow, financial position and changes in equity of Reed Elsevier PLC (incorporated and domiciled in the United Kingdom), and have been prepared in accordance with accounting policies that are in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and as adopted by the European Union.

Unless otherwise indicated, all amounts shown in the financial statements are in pounds sterling (“£”).

The basis of the merger of the businesses of Reed Elsevier PLC and Reed Elsevier NV is set out on page 12.

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

The results of the Reed Elsevier combined businesses are set out on pages F-3 to F-55.

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

Taxation

Tax expense comprises current and deferred tax. Current and deferred tax are charged or credited in the income statement except to the extent that the tax arises from a transaction or event which is recognised, in the same or a different period, outside profit or loss (either in other comprehensive income, directly in equity, or through a business combination) in which case the tax appears in the same statement as the transaction that gave rise to it.

Current tax is the amount of corporate income taxes payable or recoverable based on the profit for the period as adjusted for items that are not taxable or not deductible, and is calculated using tax rates and laws that were enacted or substantively enacted at the date of the statement of financial position. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. Provisions are established where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred tax is recognised on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the statement of financial position. Deferred tax is calculated using tax rates and laws that have been enacted or substantively enacted at the end of the reporting period, and which are expected to apply when the related deferred tax asset is realised or the deferred tax liability is settled.

Deferred tax liabilities are generally recognised for all taxable temporary differences but not recognised for taxable temporary differences arising on investments in subsidiaries, associates and joint ventures where the reversal of the temporary difference can be controlled and it is probable that the difference will not reverse in the foreseeable future. Deferred tax liabilities are not recognised on temporary differences that arise from goodwill which is not deductible for tax purposes.

Deferred tax assets are recognised to the extent it is probable that taxable profits will be available against which the deductible temporary differences can be utilised, and reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax assets and liabilities are not recognised in respect of temporary differences that arise on initial recognition of assets and liabilities acquired other than in a business combination. Deferred tax is not discounted.

Critical judgements and key sources of estimation uncertainty

Critical judgments in the preparation of the combined financial statements are set out on pages F-14 to F-15.

Standards and amendments effective for the year

As described on page F-16, the combined businesses adopted IAS19 Employee Benefits (revised) with effect from January 1, 2013. As required under the revised standard, comparative figures have been restated. For the year ended December 31, 2012, Reed Elsevier PLC’s share of results of joint ventures is £14 million lower and basic earnings per share is 1.2p lower than previously reported. For the year ended December 31, 2011, Reed Elsevier PLC’s share of results of joint ventures is £15 million lower and basic earnings per share is 1.3p lower than previously reported.

With effect from January 1, 2013, the combined businesses also adopted various other standards, interpretations and amendments to IFRS, none of which have had a significant impact on Reed Elsevier’s accounting policies or reporting.

Standards, amendments and interpretations not yet effective

Recently issued standards, amendments and interpretations and their impact on future accounting policies and reporting have been considered on pages F-16 to F-17 of the combined financial statements.

3.	Administrative expenses

Administrative expenses include £972,000 (2012: £877,000; 2011: £799,000) paid in the year to Reed Elsevier Group plc under a contract for the services of Directors and administrative support. Reed Elsevier PLC has no employees (2012: nil; 2011: nil).

4.	Effect of tax credit equalisation on distributed earnings

The tax credit equalisation adjustment arises on ordinary dividends paid by Reed Elsevier PLC to its shareholders and reduces the consolidated profit attributable to ordinary shareholders by 47.1% of the total amount of the tax credit, as set out in the accounting policies in note 2.

5.	Related party transactions

All transactions with joint ventures, which are related parties of Reed Elsevier PLC, are reflected in these financial statements. Key management personnel are also related parties and comprise the Executive Directors of Reed Elsevier PLC. Transactions with key management personnel are set out in note 32 to the combined financial statements.

6.	Finance income

	2013 £m	2012 £m	2011 £m
Finance income from joint ventures	10	1	1

7.	Taxation

	2013 £m	2012 Restated £m	2011 Restated £m
UK corporation tax (expense)/credit	(4)	6	(1)

A reconciliation of the notional tax charge based on the applicable rate of tax to the actual total tax expense is set out below.
	2013 £m	2012 Restated £m	2011 Restated £m
Profit before tax	576	532	375

Tax at applicable rate 23.25% (2012: 24.5%; 2011: 26.5%)	(134)	(131)	(99)
Tax at applicable rate on share of results of joint ventures	136	134	103
Other	(6)	3	(5)

Tax (expense)/credit	(4)	6	(1)

8. Equity dividends

Ordinary dividends paid in the year	2013 pence	2012 pence	2011 pence	2013 £m	2012 £m	2011 £m
Ordinary shares
Final for prior financial year	17.0p	15.9p	15.0p	200	191	180
Interim for financial year	6.65p	6.0p	5.65p	78	73	68

Total	23.65p	21.9p	20.65p	278	264	248

The directors of Reed Elsevier PLC have proposed a final dividend of 17.95p (2012: 17.0p; 2011: 15.9p). The cost of funding the proposed final dividend is expected to be £208 million. No liability has been recognised at the statement of financial position date.

Ordinary dividends paid and proposed relating to the financial year				2012 pence	2012 pence	2011 pence
Ordinary shares
Interim (paid)				6.65p	6.0p	5.65p
Final (proposed)				17.95p	17.0p	15.9p

Total				24.60p	23.0p	21.55p

9. Earnings per ordinary share (“EPS”)

	2013
	Weighted average number of shares (millions)	Earnings £m	EPS pence
Basic EPS	1,172.2	572	48.8p

Diluted EPS	1,187.2	572	48.2p

	2012
	Weighted average number of shares (millions)	Earnings Restated £m	EPS Restated pence
Basic EPS	1,200.6	538	44.8p

Diluted EPS	1,215.1	538	44.3p

	2011
	Weighted average number of shares (millions)	Earnings Restated £m	EPS Restated pence
Basic EPS	1,202.0	374	31.1p

Diluted EPS	1,211.7	374	30.9p

The diluted EPS figures are calculated after taking account of the effect of potential additional ordinary shares arising from share options and conditional shares.

The weighted average number of shares is after deducting shares held in treasury. Movements in the number of shares in issue net of treasury shares for the year ended December 31, 2013 are shown below.

	Year Ended December 31,
	Shares in issue (millions)	Treasury shares (millions)	2013 Shares in issue net of treasury shares (millions)	2012 Shares in issue net of treasury shares (millions)	2011 Shares in issue net of treasury shares (millions)
Number of ordinary shares
At January 1	1,257.6	(71.0)	1,186.6	1,202.6	1,200.4
Issue of ordinary shares	9.4	—	9.4	6.7	1.6
Repurchase of ordinary shares	—	(41.9)	(41.9)	(23.3)	—
Net release of shares by the employee benefit trust	—	3.3	3.3	0.6	0.6

At December 31	1,267.0	(109.6)	1,157.4	1,186.6	1,202.6

Weighted average number of equivalent ordinary shares during the year			1,172.2	1,200.6	1,202.0

9.	Earnings per ordinary share (“EPS”) – (continued)

The weighted average number of shares used in the diluted EPS calculations above is after deducting shares held in treasury and is derived as follows:

	2013 (millions)	2012 (millions)	2011 (millions)
Weighted average number of shares — Basic	1,172.2	1,200.6	1,202.0
Weighted average number of dilutive shares under option	15.0	14.5	9.7

Weighted average number of shares — Diluted	1,187.2	1,215.1	1,211.7

10. Statement of cash flows Reconciliation of profit before tax to cash used by operations
	2013 £m	2012 Restated £m	2011 Restated £m
Profit before tax	576	532	375
Effect of tax credit equalisation on distributed earnings	15	14	13
Net finance income	(10)	(1)	(1)
Share of results of joint ventures	(583)	(547)	(389)

Cash used by operations	(2)	(2)	(2)

Reconciliation of net funding balances due from joint ventures

	2013 £m	2012 £m	2011 £m
At January 1	949	632	274
Cash flow	(447)	317	358

At December 31	502	949	632

11.	Investments in joint ventures

	2013 £m	2012 Restated £m	2011 Restated £m
Share of results of joint ventures	583	547	389
Share of joint ventures’:
Other comprehensive (loss)/income	(13)	(132)	1
Disposal/(acquisition) of non-controlling interests	—	3	(23)
Increase in share based remuneration reserve (net of tax)	25	16	14
Equalisation adjustments	13	(8)	(18)
Dividends received from joint ventures	(102)	(694)	(600)
(Decrease)/increase in net funding balances due from joint ventures	(447)	317	358

Net movement in the year	59	49	121
At January 1	1,207	1,158	1,037

At December 31	1,266	1,207	1,158

During the year the Company received dividends of £102 million (2012: £394 million; 2011: nil) from Elsevier Reed Finance BV and nil from Reed Elsevier Group plc (2012: £300 million; 2011: £600 million).

11.	Investments in joint ventures – (continued)

Summarised information showing total amounts in respect of joint ventures and Reed Elsevier PLC shareholders’ 52.9% share is set out below.

	Total joint ventures			Reed Elsevier PLC shareholders’ share
	2013 £m	2012 Restated £m	2011 Restated £m	2013 £m	2012 Restated £m	2011 Restated £m
Revenue	6,035	6,116	6,002	3,193	3,235	3,175
Net profit for the year	1,115	1,049	738	583	547	389

Reed Elsevier PLC’s share of joint ventures’ net profit attributable to parent company shareholders for the year excludes the net profit that arose directly in Reed Elsevier PLC of £4 million (2012: £5 million loss; 2011: £2 million loss).

Reed Elsevier PLC’s other comprehensive income includes a loss of £13 million (2012: £132 million loss; 2011: £1 million income) relating to joint ventures.

	Total joint ventures			Reed Elsevier PLC shareholders’ share
	2013 £m	2012 £m	2011 £m	2013 £m	2012 £m	2011 £m
Total assets	10,495	11,014	11,503	5,552	5,826	6,085
Total liabilities	(8,072)	(8,700)	(9,306)	(4,788)	(5,568)	(5,559)

Net assets	2,423	2,314	2,197	764	258	526

Attributable to:
Joint ventures	2,390	2,280	2,172	764	258	526
Non-controlling interests	33	34	25	—	—	—

	2,423	2,314	2,197	764	258	526

Funding balances due from joint ventures				502	949	632

Total				1,266	1,207	1,158

The above amounts for Reed Elsevier PLC’s shareholders’ share of total assets and total liabilities exclude assets and liabilities held directly by Reed Elsevier PLC, but include the counterparty balances of amounts owed to and by other Reed Elsevier businesses. Included within Reed Elsevier PLC’s share of assets and liabilities are cash and cash equivalents of £70 million (2012: £339 million; 2011: £384 million) and borrowings of £1,736 million (2012: £2,059 million; 2011: £2,265 million) respectively.

12.	Share capital

Called up share capital — issued and fully paid

	2013		2012		2011
	No. of shares	£m	No. of shares	£m	No. of shares	£m
At January 1	1,257,597,977	181	1,250,913,565	180	1,249,286,224	180
Issue of ordinary shares	9,438,719	1	6,684,412	1	1,627,341	—

At December 31	1,267,036,696	182	1,257,597,977	181	1,250,913,565	180

All of the ordinary shares rank equally with respect to voting rights and rights to receive dividends, except for shares held in treasury by the parent company, which do not attract voting or dividend rights. There are no restrictions on the rights to transfer shares.

The issue of ordinary shares relates to the exercise of share options. Details of share option and conditional share schemes are set out in note 7 to the Reed Elsevier combined financial statements.

Details of shares held in treasury are provided in note 14.

13.	Share premium

	2013 £m	2012 £m	2011 £m
At January 1	1,208	1,176	1,168
Issue of ordinary shares, net of expenses	49	32	8

At December 31	1,257	1,208	1,176

14.	Shares held in treasury

	2013 £m	2012 £m	2011 £m
At January 1	447	308	312
Repurchase of ordinary shares	326	143	—
Share of joint ventures’ settlement of share awards by the employee benefit trust	(21)	(4)	(4)

At December 31	752	447	308

At December 31, 2013, shares held in treasury related to 10,120,537 (2012: 13,451,468; 2011: 14,654,161) Reed Elsevier PLC ordinary shares held by the Reed Elsevier Group plc Employee Benefit Trust (“EBT”); and 99,446,834 (2012: 57,484,914; 2011: 34,196,298) Reed Elsevier PLC ordinary shares held by the parent company.

The EBT purchases Reed Elsevier PLC shares which, at the Trustees’ discretion, can be used in respect of the exercise of share options and to meet commitments under conditional shares awards. At December 31, 2013, Reed Elsevier PLC shares held by the EBT were £64 million (2012: £84 million; 2011: £88 million) at cost.

15.	Capital redemption reserve

	2013 £m	2012 £m	2011 £m
At January 1 and December 31	4	4	4

16.	Translation reserve

	2013 £m	2012 £m	2011 £m
At January 1	87	159	142
Share of joint ventures’ exchange differences on translation of foreign operations	(47)	(72)	17

At December 31	40	87	159

17.	Other reserves

	2013 £m	2012 Restated £m	2011 Restated £m
At January 1	173	(62)	(154)
Profit attributable to ordinary shareholders	572	538	374
Share of joint ventures’:
Actuarial gains/(losses) on defined benefit pension schemes	21	(155)	(37)
Fair value movements on available for sale investments	—	—	(1)
Transfer to net profit on disposal of available for sale investments	—	6	—
Fair value movements on cash flow hedges	34	37	(12)
Tax recognised in other comprehensive income	(20)	41	14
Increase in share based remuneration reserve (net of tax)	25	16	14
Settlement of share awards	(21)	(4)	(4)
Transfer to net profit from cash flow hedge reserve (net of tax)	(1)	11	20
Disposal/(acquisition) of non-controlling interests	—	3	(23)
Equalisation adjustments	28	6	(5)
Equity dividends paid	(278)	(264)	(248)

At December 31	533	173	(62)

18.	Contingent liabilities

There are contingent liabilities in respect of borrowings of joint ventures guaranteed by Reed Elsevier PLC as follows:

	2013 £m	2012 £m	2011 £m
Guaranteed jointly and severally with Reed Elsevier NV	3,063	3,595	3,920

Financial instruments disclosures in respect of the borrowings covered by the above guarantees are given in note 18 to the Reed Elsevier combined financial statements.

19.	Approval of financial statements

The consolidated financial statements were approved by the Board of directors on February 26, 2014.

REED ELSEVIER NV

CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and shareholders of Reed Elsevier NV:

We have audited the accompanying consolidated statements of financial position of Reed Elsevier NV and its subsidiaries (the “Company”) as at December 31, 2013, 2012 and 2011, and the related consolidated income statements, and consolidated statements of comprehensive income, cash flows and changes in equity for each of the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Reed Elsevier NV and its subsidiaries as at December 31, 2013, 2012 and 2011, and the results of their operations and their cash flows for each of the years then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

As discussed in Accounting policies in the consolidated financial statements, the accompanying 2012 and 2011 financial statements have been retrospectively adjusted for the adoption of International Accounting Standards 19 Employee Benefits (revised).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as at December 31, 2013, based on the criteria established in Internal Control — Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 26, 2014 expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/ DELOITTE ACCOUNTANTS B.V.

Amsterdam, The Netherlands

February 26, 2014

REED ELSEVIER NV

CONSOLIDATED INCOME STATEMENT

FOR THE YEAR ENDED DECEMBER 31, 2013

	Note	2013 €m	2012 Restated €m	2011 Restated €m
Administrative expenses	4	(2)	(2)	(2)
Share of results of joint ventures	11	642	638	403

Operating profit		640	636	401
Finance income	6	19	8	20

Profit before tax		659	644	421
Tax expense	7	(4)	(2)	(1)

Profit attributable to shareholders		655	642	420

REED ELSEVIER NV

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

FOR THE YEAR ENDED DECEMBER 31, 2013

	2013 €m	2012 Restated €m	2011 Restated €m
Profit attributable to shareholders	655	642	420
Share of joint ventures’ other comprehensive (loss)/income for the year	(48)	(121)	37

Total comprehensive income for the year	607	521	457

	Note	2013	2012 Restated	2011 Restated
Earnings per share (“EPS”)
Basic earnings per share	9	€0.91	€0.87	€0.57
Diluted earnings per share	9	€0.90	€0.87	€0.57

REED ELSEVIER NV

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2013

	Note	2013 €m	2012 €m	2011 €m
Cash flows from operating activities
Cash used by operations	10	(3)	(5)	(3)
Interest received		19	6	20
Tax paid		(1)	(2)	(5)

Net cash from/(used in) operating activities		15	(1)	12

Cash flows from investing activities
Dividends received from joint ventures	11	186	754	—

Net cash from investing activities		186	754	—

Cash flows from financing activities
Equity dividends paid	8	(321)	(319)	(289)
Repurchase of shares		(337)	(141)	—
Proceeds on issue of ordinary shares		88	18	2
Decrease/(increase) in net funding balances due from joint ventures	10	370	(313)	275

Net cash used in financing activities		(200)	(755)	(12)

Net increase/(decrease) in cash and cash equivalents		1	(2)	—

REED ELSEVIER NV

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

AS AT DECEMBER 31, 2013

	Note	2013 €m	2012 €m	2011 €m
Non-current assets
Investments in joint ventures	11	1,488	1,455	1,359
Current assets
Amounts due from joint ventures		4	4	2
Cash and cash equivalents		2	1	3

		6	5	5

Total assets		1,494	1,460	1,364

Current liabilities
Payables	12	6	7	10
Taxation		54	51	51

Total liabilities		60	58	61

Net assets		1,434	1,402	1,303

Capital and reserves
Share capital issued	13	55	54	54
Paid-in surplus	14	2,276	2,189	2,171
Shares held in treasury (including in joint ventures)	15	(881)	(571)	(432)
Translation reserve	16	(131)	(42)	6
Other reserves	17	115	(228)	(496)

Total equity		1,434	1,402	1,303

REED ELSEVIER NV

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2013

	Note	Share capital €m	Paid-in surplus €m	Shares held in treasury €m	Translation reserve €m	Other reserves €m	Total equity €m
Balance at January 1, 2013		54	2,189	(571)	(42)	(228)	1,402
Total comprehensive income for the year		—	—	—	(86)	693	607
Equity dividends paid	8	—	—	—	—	(321)	(321)
Issue of ordinary shares, net of expenses		1	87	—	—	—	88
Repurchase of shares		—	—	(337)	—	—	(337)
Share of joint ventures’ increase in share based remuneration reserve (net of tax)		—	—	—	—	29	29
Share of joint ventures’ settlement of share awards by the employee benefit trust		—	—	24	—	(24)	—
Equalisation adjustments		—	—	—	—	(34)	(34)
Exchange translation differences		—	—	3	(3)	—	—

Balance at December 31, 2013		55	2,276	(881)	(131)	115	1,434

Balance at January 1, 2012		54	2,171	(432)	6	(496)	1,303
Total comprehensive income for the year		—	—	—	(51)	572	521
Equity dividends paid	8	—	—	—	—	(319)	(319)
Issue of ordinary shares, net of expenses		—	18	—	—	—	18
Repurchase of shares		—	—	(141)	—	—	(141)
Share of joint ventures’ increase in share based remuneration reserve		—	—	—	—	19	19
Share of joint ventures’ settlement of share awards by the employee benefit trust		—	—	5	—	(5)	—
Share of joint ventures’ acquisition of non-controlling interest		—	—	—	—	4	4
Equalisation adjustments		—	—	—	—	(3)	(3)
Exchange translation differences		—	—	(3)	3	—	—

Balance at December 31, 2012		54	2,189	(571)	(42)	(228)	1,402

Balance at January 1, 2011		54	2,169	(433)	(51)	(602)	1,137
Total comprehensive income for the year		—	—	—	54	403	457
Equity dividends paid	8	—	—	—	—	(289)	(289)
Issue of ordinary shares, net of expenses		—	2	—	—	—	2
Share of joint ventures’ decrease in share based remuneration reserve		—	—	—	—	16	16
Share of joint ventures’ settlement of share awards by the employee benefit trust		—	—	4	—	(4)	—
Share of joint ventures’ acquisition of non-controlling interest		—	—	—	—	(25)	(25)
Equalisation adjustments		—	—	—	—	5	5
Exchange translation differences		—	—	(3)	3	—	—

Balance at December 31, 2011		54	2,171	(432)	6	(496)	1,303

REED ELSEVIER NV

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	Basis of financial statements

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

The Reed Elsevier combined financial statements on pages F-3 to F-55 form an integral part of the notes to Reed Elsevier NV’s consolidated financial statements.

2.	Accounting policies

Basis of Preparation

These consolidated financial statements, which have been prepared under the historical cost convention, report the consolidated statements of income, comprehensive income, cash flow, financial position and changes in equity of Reed Elsevier NV (incorporated and domiciled in the Netherlands), and have been prepared in accordance with accounting policies that are in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and as adopted by the European Union.

Unless otherwise indicated, all amounts shown in the financial statements are in euros (“€”).

The basis of the merger of the businesses of Reed Elsevier PLC and Reed Elsevier NV is set out on page 12.

As a consequence of the merger of the company’s businesses with those of Reed Elsevier PLC, described on page 12, the shareholders of Reed Elsevier NV and Reed Elsevier PLC can be regarded as having the interests of a single economic group, enjoying substantially equivalent ordinary dividend and capital rights in the earnings and net assets of the Reed Elsevier Combined Businesses. The Combined Businesses are composed of Reed Elsevier Group plc and Elsevier Reed Finance BV and their respective subsidiaries and joint ventures, together with the two parent companies, Reed Elsevier NV and Reed Elsevier PLC. The Combined Businesses are jointly controlled by Reed Elsevier NV and Reed Elsevier PLC.

The Reed Elsevier NV consolidated financial statements are presented incorporating Reed Elsevier NV’s investments in the Reed Elsevier Combined Businesses accounted for using the equity method, as adjusted for the effects of the equalisation arrangement between Reed Elsevier NV and Reed Elsevier PLC. The arrangement lays down the distribution of dividends and net assets in such a way that Reed Elsevier N.V’s share in the profit and net assets of the Reed Elsevier Combined Businesses equals 50%, with all settlements accruing to shareholders from the equalisation arrangements taken directly to reserves.

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

Taxation

Tax expense comprises current and deferred tax. Current and deferred tax are charged or credited in the income statement except to the extent that the tax arises from a transaction or event which is recognised, in the same or a different period, outside profit or loss (either in other comprehensive income, directly in equity, or through a business combination) in which case the tax appears in the same statement as the transaction that gave rise to it.

Current tax is the amount of corporate income taxes payable or recoverable based on the profit for the period as adjusted for items that are not taxable or not deductible, and is calculated using tax rates and laws that were enacted or substantively enacted at the date of the statement of financial position. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. Provisions are established where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred tax is recognised on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the statement of financial position. Deferred tax is calculated using tax rates and laws that have been enacted or substantively enacted at the end of the reporting period, and which are expected to apply when the related deferred tax asset is realised or the deferred tax liability is settled.

Deferred tax liabilities are generally recognised for all taxable temporary differences but not recognised for taxable temporary differences arising on investments in subsidiaries, associates and joint ventures where the reversal of the temporary difference can be controlled and it is probable that the difference will not reverse in the foreseeable future. Deferred tax liabilities are not recognised on temporary differences that arise from goodwill which is not deductible for tax purposes.

Deferred tax assets are recognised to the extent it is probable that taxable profits will be available against which the deductible temporary differences can be utilised, and reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax assets and liabilities are not recognised in respect of temporary differences that arise on initial recognition of assets and liabilities acquired other than in a business combination. Deferred tax is not discounted.

Critical judgements and key sources of estimation uncertainty

Critical judgments in the preparation of the combined financial statements are set out on pages F-14 to F-15.

Standards and amendments effective for the year

As described on page F-16, the combined businesses adopted IAS19 Employee Benefits (revised) with effect from January 1, 2013. As required under the revised standard, comparative figures have been restated. For the year ended December 31, 2012, Reed Elsevier NV’s share of results of joint ventures is €16 million lower and basic earnings per share is €0.03 lower than previously reported. For the year ended December 31, 2011, Reed Elsevier NV’s share of results of joint ventures is €17 million lower and basic earnings per share is €0.02 lower than previously reported.

With effect from January 1, 2013, the combined businesses also adopted various other standards, interpretations and amendments to IFRS, none of which have had a significant impact on Reed Elsevier’s accounting policies or reporting.

2.	Accounting policies – (continued)

Standards, amendments and interpretations not yet effective

Recently issued standards, amendments and interpretations and their impact on future accounting policies and reporting have been considered on pages F-16 to F-17 of the combined financial statements.

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

Reed Elsevier NV consolidated profit attributable to shareholders	2013	2012 Restated	2011 Restated
Reed Elsevier combined businesses net profit attributable to parent company shareholders in pounds sterling	£1,110m	£1,044m	£731m

Reed Elsevier combined businesses net profit attributable to parent company shareholders translated into euros at year end exchange rates (2013: €1.18 to £1.00; 2012: €1.23 to £1.00; 2011: €1.15 to £1.00)

	€1,310m	€1,284m	€840m
Reed Elsevier NV’s 50% share of combined net profit attributable to shareholders	€655m	€642m	€420m

Reed Elsevier NV consolidated total equity	2013	2012	2011
Reed Elsevier combined shareholders’ equity in pounds sterling	£2,390m	£2,280m	£2,172m
Reed Elsevier combined shareholders’ equity in pounds sterling translated into euros at year end exchange rates (2013: €1.20 to £1.00; 2012: €1.23 to £1.00; 2011: €1.15 to £1.00)	€2,868m	€2,804m	€2,606m
Reed Elsevier NV’s 50% share of combined equity	€1,434m	€1,402m	€1,303m

4.	Administrative expenses

Administrative expenses include the remuneration for present and former Executive and Non-Executive Directors of Reed Elsevier NV in respect of services rendered to Reed Elsevier NV and the combined businesses. Fees for Non-Executive Directors of Reed Elsevier NV of €0.3 million (2012: €0.3 million; 2011: €0.3 million) are included in remuneration. Insofar as remuneration is related to services rendered to Reed Elsevier Group plc group and Elsevier Reed Finance BV group, it is borne by these groups. Reed Elsevier NV has no employees (2012: nil; 2011: nil).

5.	Related party transactions

All transactions with joint ventures, which are related parties of Reed Elsevier NV, are reflected in these financial statements. Key management personnel are also related parties and comprise the Directors of Reed Elsevier NV. Transactions with key management personnel are set out in note 32 to the combined financial statements.

6.	Finance income

	2013 €m	2012 €m	2011 €m
Finance income from joint ventures	19	8	20

7.	Taxation

A reconciliation of the notional tax charge based on the applicable rate of tax to the actual total tax expense is set out below.

	2013 €m	2012 Restated €m	2011 Restated €m
Profit before tax	659	644	438

Tax at applicable rate 25.0% (2012: 25.0%; 2011: 25.0%)	(165)	(161)	(110)
Tax at applicable rate on share of results of joint ventures	161	159	105
Other	—	—	4

Tax expense	(4)	(2)	(1)

8.	Equity dividends

Dividends paid in the year	2013 €	2012 €	2011 €	2013 €m	2012 €m	2011 €m
Ordinary shares
Final for prior financial year	€0.337	€0.326	€0.303	230	228	212
Interim for financial year	€0.132	€0.130	€0.110	91	91	77
R shares	—	—	—	—	—	—

Total	€0.469	€0.456	€0.413	321	319	289

The directors of Reed Elsevier NV have proposed a final dividend of €0.374 (2012: €0.337; 2011: €0.326). The cost of funding the proposed final dividend is expected to be €252 million. No liability has been recognised at the statement of financial position date.

Dividends paid and proposed relating to the financial year	2013 €	2012 €	2011 €
Ordinary shares
Interim (paid)	€0.132	€0.130	€0.110
Final (proposed)	€0.374	€0.337	€0.326
R shares	—	—	—

Total	€0.506	€0.467	€0.436

9.	Earnings per share (“EPS”)

	2013
	Weighted average number of shares (millions)	Earnings €m	EPS €
Basic EPS	717.6	655	€0.91

Diluted EPS	726.9	655	€0.90

	2012
	Weighted average number of shares (millions)	Earnings Restated €m	EPS Restated €
Basic EPS	734.0	642	€0.87

Diluted EPS	742.1	642	€0.87

9.	Earnings per share (“EPS”) – (continued)

	2011
	Weighted average number of shares (millions)	Earnings Restated €m	EPS Restated €
Basic EPS	735.3	420	€0.57

Diluted EPS	740.8	420	€0.57

The diluted EPS figures are calculated after taking account of the effect of potential additional ordinary shares arising from share options and conditional shares.

The weighted average number of shares reflects the equivalent ordinary shares amount taking into account R shares and is after deducting shares held in treasury. Movements in the number of ordinary shares or equivalents for the year ended December 31, 2013 are shown below.

	Year Ended December 31,
	Ordinary shares in issue (millions)	R shares in issue (millions)	Treasury shares (millions)	2013 Ordinary share equivalents net of treasury shares (millions)	2012 Ordinary shares equivalents net of treasury shares (millions)	2011 Ordinary shares equivalents net of treasury shares (millions)
Number of ordinary shares or equivalents
At January 1	726.0	43.0	(44.2)	724.8	735.8	735.2
Issue of ordinary shares	8.1	—	—	8.1	1.9	0.2
Repurchase of ordinary and R shares	—	—	(25.2)	(25.2)	(13.3)	—
Net release of shares by the employee benefit trust	—	—	2.0	2.0	0.4	0.4

At December 31	734.1	43.0	(67.4)	709.7	724.8	735.8

Weighted average number of equivalent ordinary shares during the year				717.6	734.0	735.3

The average number of equivalent ordinary shares takes into account the R shares in the company held by a subsidiary of Reed Elsevier PLC, which represents a 5.8% interest in the company’s share capital.

Treasury shares include 156,394 R shares (2012: 62,341; 2011: nil), equivalent to 1,563,940 Reed Elsevier NV ordinary shares.

At December 31, 2013 4,146,785 R shares (2012: 4,240,838; 2011: 4,303,179) were held by a subsidiary of Reed Elsevier PLC. The R shares are convertible at the election of the holders into ten ordinary shares each and each R share carries an entitlement to cast ten votes. They have otherwise the same rights as the ordinary shares, except that Reed Elsevier NV may pay a lower dividend on the R shares.

The weighted average number of shares used in the calculation of diluted EPS is after deducting shares held in treasury and is derived as follows:

	2013 (millions)	2012 (millions)	2011 (millions)
Weighted average number of shares — Basic	717.6	734.0	735.3
Weighted average number of dilutive shares under options	9.3	8.1	5.5

Weighted average number of shares — Diluted	726.9	742.1	740.8

10.	Statement of cash flows

Reconciliation of profit before tax to cash used by operations

	2013 €m	2012 Restated €m	2011 Restated €m
Profit before tax	659	644	421
Finance income	(19)	(8)	(20)
Share of results of joint ventures	(642)	(638)	(403)
Decrease in payables	(1)	(3)	(1)

Cash used by operations	(3)	(5)	(3)

Reconciliation of net funding balances due from joint ventures

	2013 €m	2012 €m	2011 €m
At January 1	1,397	1,084	1,359
Cash flow	(370)	313	(275)

At December 31	1,027	1,397	1,084

11.	Investments in joint ventures

	2013 €m	2012 Restated €m	2011 Restated €m
Share of results of joint ventures	642	638	420
Share of joint ventures’:
Other comprehensive (loss)/income	(48)	(121)	20
Disposal/(acquisition) of non-controlling interests	—	4	(25)
Increase in share based remuneration reserve (net of tax)	29	19	16
Equalisation adjustments	(34)	(3)	5
Dividends received from joint ventures	(186)	(754)	—
(Decrease)/increase in net funding balances due from joint ventures	(370)	313	(275)

Net movement in the year	33	96	161
At January 1	1,455	1,359	1,198

At December 31	1,488	1,455	1,359

During the year the Company received dividends of €186 million from Elsevier Reed Finance BV (2012: €394 million; 2011: nil) and nil from Reed Elsevier Group plc (2012: €300 million; 2011: nil).

Summarised information showing total amounts in respect of joint ventures and Reed Elsevier NV shareholders’ 50% share is set out below:

	Total joint ventures			Reed Elsevier NV shareholders’ share
	2013 €m	2012 Restated €m	2011 Restated €m	2013 €m	2012 Restated €m	2011 Restated €m
Revenue	7,121	7,523	6,902	3,561	3,762	3,451
Net profit for the year	1,316	1,290	882	642	638	403

Reed Elsevier NV’s share of joint ventures’ net profit attributable to parent company shareholders for the year excludes the net profit that arose directly in Reed Elsevier NV of €13 million (2012: €4 million; 2011: €17 million).

11.	Investments in joint ventures – (continued)

Reed Elsevier NV’s other comprehensive income includes a loss of €48 million (2012: €21 million loss; 2011: €37 million income) relating to joint ventures.

	Total joint ventures			Reed Elsevier NV shareholders’ share
	2013 €m	2012 €m	2011 €m	2013 €m	2012 €m	2011 €m
Total assets	12,594	13,547	13,804	6,295	6,773	6,897
Total liabilities	(9,686)	(10,701)	(11,168)	(5,834)	(6,715)	(6,622)

Net assets/(liabilities)	2,908	2,846	2,636	461	58	275

Attributable to:
Joint ventures	2,868	2,804	2,606	461	58	275
Non-controlling interests	40	42	30	—	—	—

	2,908	2,846	2,636	461	58	275

Net funding balances due from joint ventures				1,027	1,397	1,084

Total				1,488	1,455	1,359

The above amounts for Reed Elsevier NV’s shareholders’ share of total assets and total liabilities exclude assets and liabilities held directly by Reed Elsevier NV, but include the counterparty balances of amounts owed to and by other Reed Elsevier businesses. Included within Reed Elsevier NV’s share of assets and liabilities are cash and cash equivalents of €77 million (2012: €393 million; 2011: €433 million) and borrowings of €1,963 million (2012: €2,386 million; 2011: €2,561 million) respectively.

12.	Payables

Included within payables are employee convertible debenture loans of €5 million (2012: €7 million; 2011: €8 million) with a weighted average interest rate of 1.95% (2012: 2.56%; 2011: 3.13%). Depending on the conversion terms, the surrender of €200 par value debenture loans qualifies for 50 Reed Elsevier NV ordinary shares.

13.	Share capital

Authorised

	No. of shares	€m
Ordinary shares of €0.07 each	1,800,000,000	126
R shares of €0.70 each	26,000,000	18

Total		144

Issued and fully paid

	R shares Number	Ordinary shares Number	R shares €m	Ordinary shares €m	Total €m
At January 1, 2011	4,303,179	723,877,017	3	51	54
Issue of ordinary shares	—	200,738	—	—	—

At January 1, 2012	4,303,179	724,077,755	3	51	54
Issue of ordinary shares	—	1,906,470	—	—	—

At January 1, 2013	4,303,179	725,984,225	3	51	54
Issue of ordinary shares	—	8,165,731	—	1	1

At December 31, 2013	4,303,179	734,149,956	3	52	55

13.	Share capital – (continued)

The issue of shares relates to the exercise of share options. Details of share option and conditional share schemes are set out in note 7 to the Reed Elsevier combined financial statements.

Details of shares held in treasury are provided in note 15.

At December 31, 2013 4,146,785 R shares (2012: 4,240,838; 2011: 4,303,179) were held by a subsidiary of Reed Elsevier PLC. The R shares are convertible at the election of the holders into ten ordinary shares each and each R share carries an entitlement to cast ten votes. They have otherwise the same rights as the ordinary shares, except that Reed Elsevier NV may pay a lower dividend on the R shares.

14.	Paid-in surplus

	2013 €m	2012 €m	2011 €m
At January 1	2,189	2,171	2,169
Issue of ordinary shares	87	18	2

At December 31	2,276	2,189	2,171

Within paid-in surplus, an amount of €2,099 million (2012: €2,012 million; 2011: €1,994 million) is free of tax.

15.	Shares held in treasury

	2013 €m	2012 €m	2011 €m
At January 1	571	432	433
Repurchase of ordinary and R shares	337	141	—
Share of joint ventures’ settlement of share awards by the employee benefit trust	(24)	(5)	(4)
Exchange translation differences	(3)	3	3

At December 31	881	571	432

At December 31, 2013, shares held in treasury related to 4,992,360 (2012: 6,990,101; 2011: 7,380,906) Reed Elsevier NV ordinary shares held by the Reed Elsevier Group plc Employee Benefit Trust (“EBT”); and 60,895,193 (2012: 36,613,087; 2011: 23,952,791) Reed Elsevier NV ordinary shares and 156,394 R shares (2012: 62,341; 2011: nil) held by the parent company.

The EBT purchases Reed Elsevier NV shares which, at the trustees’ discretion, can be used in respect of the exercise of share options and to meet commitments under conditional share awards. At December 31, 2013, Reed Elsevier NV shares held by the EBT were €56 million (2012: €84 million; 2011: €85 million) at cost.

16.	Translation reserve

	2013 €m	2012 €m	2011 €m
At January 1	(42)	6	(51)
Share of joint ventures’ exchange differences on translation of foreign operations	(86)	(51)	54
Exchange translation differences on capital and reserves	(3)	3	3

At December 31	(131)	(42)	6

17.	Other reserves

	2013 €m	2012 Restated €m	2011 Restated €m
At January 1	(228)	(496)	(602)
Profit attributable to shareholders	655	642	420
Share of joint ventures’:
Actuarial gains/(losses) on defined benefit pension schemes	24	(180)	(42)
Fair value movements on available for sale investments	—	—	(1)
Transfer to net profit on disposal of available for sale investments	—	7	—
Fair value movements on cash flow hedges	38	43	(14)
Tax recognised in other comprehensive income	(23)	47	18
Increase in share based remuneration reserve (net of tax)	29	19	16
Settlement of share awards	(24)	(5)	(4)
Transfer to net profit from cash flow hedge reserve (net of tax)	(1)	13	22
Disposal/(acquisition) of non-controlling interests	—	4	(25)
Equalisation adjustments	(34)	(3)	5
Equity dividends paid	(321)	(319)	(289)

At December 31	115	(228)	(496)

18.	Contingent liabilities

There are contingent liabilities in respect of borrowings of joint ventures guaranteed by Reed Elsevier NV as follows:

	2013 €m	2012 €m	2011 €m
Guaranteed jointly and severally with Reed Elsevier PLC	3,676	4,422	4,704

Financial instruments disclosures in respect of the borrowings covered by the above guarantees are given in note 18 to the Reed Elsevier combined financial statements.

19.	Approval of financial statements

The consolidated financial statements were approved by the Board of directors on February 26, 2014.

THIS PAGE INTENTIONALLY BLANK

GLOSSARY OF TERMS

Terms used in Annual Report on Form 20-F	US equivalent or brief description

Accruals	Accrued expenses

Adjusted operating cash flow	Cash generated from operations plus dividends from joint ventures less net capital expenditure on property, plant and equipment and internally developed intangible assets, and excluding payments in relation to exceptional restructuring and acquisition related costs

Adjusted operating margin	Adjusted operating profit expressed as a percentage of revenue. This is a key financial measure used by management to evaluate performance and allocate resources

Adjusted operating profit	Operating profit before amortisation of acquired intangible assets, exceptional restructuring and acquisition related costs, the share of profit on disposals in joint ventures, and grossed up to exclude the equity share of taxes in joint ventures. This is a key financial measure used by management to evaluate performance and allocate resources and is presented in accordance with IFRS8-Operating Segments

Allotted	Issued

Associate	An entity in which Reed Elsevier has a participating interest and, in the opinion of the directors, can exercise significant influence on its management

Bank borrowings	Payable to banks

Called up share capital	Issued share capital

Capital and reserves	Shareholders’ equity

Cash flow conversion	The proportion of adjusted operating profits converted into cash

Combined businesses	Reed Elsevier PLC, Reed Elsevier NV, Reed Elsevier Group plc and Elsevier Reed Finance BV and their respective subsidiaries, associates and joint ventures

Current instalments of loans	Long term debt due within one year

Effective tax rate on adjusted operating profit	Tax rate excluding movements on deferred tax balances not expected to crystallise in the near term, more closely aligning with cash taxes payable, and includes the benefit of deductible tax amortisation on acquired goodwill and intangible assets

EPS	Earnings per ordinary share

Finance lease	Capital lease

Free cash flow	Operating cash flow excluding the effects of interest, tax and dividends

Invested capital	Average capital employed in the year expressed at the average exchange rates for the year. Capital employed represents the net assets of the business before borrowings and derivative financial instruments and current and deferred taxes, after adding back the cumulative amortisation and impairment of acquired intangible assets and goodwill and deducting from goodwill the gross up in respect of deferred tax liabilities recognised on acquisition of intangible assets

Investments	Non-current investments

Freehold	Ownership with absolute rights in perpetuity

Interest receivable	Interest income

Interest payable	Interest expense

Net borrowings	Gross borrowings, less related derivative financial instrument assets and cash and cash equivalents

Net cash acquired	Cash less debt acquired with a business

Operating costs	Cost of sales plus selling and distribution costs plus administration and other expenses

Prepayments	Prepaid expenses

Profit	Income

Profit attributable	Net income

Reed Elsevier	Reed Elsevier PLC, Reed Elsevier NV, Reed Elsevier Group plc and Elsevier Reed Finance BV and their respective subsidiaries, associates and joint ventures

Share based remuneration	Stock based compensation

Share premium account	Premiums paid in excess of par value of ordinary shares

Return on invested capital	Post tax adjusted operating profit expressed as a percentage of average capital employed. This is a key financial measure used by management

Revenue	Sales

Underlying growth	The year on year growth calculated to exclude the results of all acquisitions and disposals made in the current year and the prior year and currency translation effects. This is a key financial measure as it provides an assessment of year on year organic growth without distortion for part year contributions and the impact of changes in foreign exchange rates

ITEM 19: EXHIBITS

Exhibits filed as part of this annual report

1.1	Articles of Association of Reed Elsevier PLC (incorporated by reference from Exhibit 4.1 to the Registration Statement on Form S-8 (File No. 333-167058) filed with the SEC on May 25, 2010)
1.2	Articles of Association of Reed Elsevier NV (incorporated by reference from Exhibit 4.2 to the Registration Statement on Form S-8 (File No. 333-191419) filed with the SEC on September 27, 2013)
1.3	Governing Agreement, (as amended on July 17, 2013) between Reed Elsevier PLC and Reed Elsevier NV
1.4	RHBV Agreement, dated December 23, 1992 among Elsevier NV and Reed Holding B.V. (incorporated by reference from Exhibit 1.4 to the 2002 Annual Report on Form 20-F filed with the SEC on March 10, 2003)
2.1	Deposit Agreement, dated as of October 27, 2003 among Reed Elsevier PLC, The Bank of New York and all holders from time to time of American Depositary Receipts (incorporated by reference from Exhibit(a)(1) to Amendment No. 1 to the Registration Statement on Form F-6 (File No. 333-109805) filed by Reed Elsevier PLC with the SEC on October 17, 2003)
2.2	Deposit Agreement, dated as of October 27, 2003 among Reed Elsevier NV, The Bank of New York and all holders from time to time of American Depositary Receipts (incorporated by reference from Exhibit(a)(1) to Amendment No. 1 to the Registration Statement on Form F-6 (File No. 333-109805) filed by Reed Elsevier NV with the SEC on October 17, 2003)
4.1	Reed Elsevier Group plc Share Option Scheme (incorporated by reference from Exhibit 4.3 to the 2003 Annual Report on Form 20-F filed with the SEC on March 15, 2004)
4.2	Reed Elsevier Group plc Long-Term Incentive Share Option Scheme (incorporated by reference from Exhibit 4.3 to the 2003 Annual Report on Form 20-F filed with the SEC on March 15, 2004)
4.3	Reed Elsevier Group plc Retention Share Plan (as amended on March 13, 2006) (incorporated by reference from exhibit 4.9 on the 2006 Annual Report on Form 20-F filed with the SEC on March 22, 2007)
4.4	Reed Elsevier Group plc Long-Term Incentive Share Option Scheme (as restated for awards granted on or after April 19, 2006) (incorporated by reference from exhibit 4.11 to the 2006 Annual Report on Form 20-F filed with the SEC on March 22, 2007)
4.5	Reed Elsevier Group plc Bonus Investment Plan 2010 (incorporated by reference from Exhibit 4.3 to the Registration Statement on Form S-8 (File No. 333-167058) filed with the SEC on May 25, 2010)
4.6	Reed Elsevier Group plc Growth Plan (incorporated by reference from Exhibit 4.4 to the Registration Statement on Form S-8 (File No. 333-167058) filed with the SEC on May 25, 2010)
4.7	Reed Elsevier Group plc Long-Term Incentive Plan 2010 (incorporated by reference from Exhibit 4.6 to the Registration Statement on Form S-8 filed (File No. 333-167058) with the SEC on May 25, 2010)
4.8	Reed Elsevier Group plc Long-Term Incentive Plan 2013 (incorporated by reference from Exhibit 10.2 to the Registration Statement on Form S-8 (File No. 333-191419) filed with the SEC on September 27, 2013)
4.9	Reed Elsevier Group plc Executive Share Option Scheme 2013 (incorporated by reference from Exhibit 10.1 to the Registration Statement on Form S-8 (File No. 333-191419) filed with the SEC on September 27, 2013)
4.10	Service Agreement between Reed Elsevier Group plc and Erik Engstrom (dated March 14, 2011) (incorporated by reference from Exhibit 4.14 to the 2012 Annual Report on Form 20-F filed with the SEC on March 12, 2013)
4.11	Service Agreement between Reed Elsevier Group plc and Duncan Palmer (dated August 15, 2012) (incorporated by reference from Exhibit 4.15 to the 2012 Annual Report on Form 20-F filed with the SEC on March 12, 2013)
4.12	Letter between Reed Elsevier Group plc and Duncan Palmer (dated August 15, 2012) (incorporated by reference from Exhibit 4.16 to the 2012 Annual Report on Form 20-F filed with the SEC on March 12, 2013)
8.0	List of significant subsidiaries, associates, joint ventures and business units
12.1	Certification Pursuant to Section 302 of Sarbanes-Oxley Act of 2002, by the Chief Executive Officer of Reed Elsevier PLC
12.2	Certification Pursuant to Section 302 of Sarbanes-Oxley Act of 2002, by the Chief Financial Officer of Reed Elsevier PLC
12.3	Certification Pursuant to Section 302 of Sarbanes-Oxley Act of 2002, by the Chief Executive Officer of Reed Elsevier NV
12.4	Certification Pursuant to Section 302 of Sarbanes-Oxley Act of 2002, by the Chief Financial Officer of Reed Elsevier NV
13.1	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, by the Chief Executive Officer of Reed Elsevier PLC

13.2	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, by the Chief Financial Officer of Reed Elsevier PLC
13.3	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, by the Chief Executive Officer of Reed Elsevier NV
13.4	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, by the Chief Financial Officer of Reed Elsevier NV
15.1	Independent Registered Public Accounting Firm’s Consent — Reed Elsevier Combined Financial Statements
15.2	Independent Registered Public Accounting Firm’s Consent — Reed Elsevier PLC Consolidated Financial Statements
15.3	Independent Registered Public Accounting Firm’s Consent — Reed Elsevier NV Consolidated Financial Statements

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

The agreements and other documents filed as exhibits to this report are not intended to provide factual information or other disclosure other than the terms of the agreements or other documents themselves, and you should not rely on them for that purpose. In particular, any representation and warranties made by any of the registrants in there agreements or other documents were made solely within the specific context of the relevant agreement or document and may not describe the actual state of affairs at the date they were made or at any other time.

SIGNATURES

Each of the Registrants hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this annual report on its behalf.

REED ELSEVIER PLC Registrant	REED ELSEVIER NV Registrant

By: /s/ E ENGSTROM E Engstrom Chief Executive Officer	By: /s/ E ENGSTROM E Engstrom Chief Executive Officer

By: /s/ D J PALMER D J Palmer Chief Financial Officer	By: /s/ D J PALMER D J Palmer Chief Financial Officer

Dated: March 11, 2014	Dated: March 11, 2014