Form 20-F
period 2014-12-31
REED ELSEVIER PLC; REED ELSEVIER NV
filed 2015-03-10
CIK 929869, 929872

As filed with the Securities and Exchange Commission on March 10, 2015

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

Or

☑	ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

Or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Or

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission file number: 1-3334	Commission file number: 1-13688

REED ELSEVIER PLC	REED ELSEVIER NV
(Exact name of Registrant as specified in its charter)	(Exact name of Registrant as specified in its charter)
England	The Netherlands
(Jurisdiction of incorporation or organisation)	(Jurisdiction of incorporation or organisation)
1-3 Strand, London, WC2N 5JR, England	Radarweg 29, 1043 NX, Amsterdam, The Netherlands
(Address of principal executive offices)	(Address of principal executive offices)
Henry Udow	Jans van der Woude
Company Secretary	Company Secretary
Reed Elsevier PLC	Reed Elsevier NV
1-3 Strand, London, WC2N 5JR, England	Radarweg 29, 1043 NX, Amsterdam, The Netherlands
011 44 20 7166 5500	011 31 20 485 2222
henry.udow@relxgroup.com	j.vanderwoude@reedelsevier.com
(Name, telephone, e-mail and/or facsimile number and address of Company Contact Person)	(Name, telephone, e-mail and/or facsimile number and address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of exchange on which registered
Reed Elsevier PLC:
American Depositary Shares (each representing four Reed Elsevier PLC ordinary shares)	New York Stock Exchange
Ordinary shares of 14 51/116p each (the “Reed Elsevier PLC ordinary shares”)	New York Stock Exchange*
Reed Elsevier NV:
American Depositary Shares (each representing two Reed Elsevier NV ordinary shares)	New York Stock Exchange
Ordinary shares of €0.07 each (the “Reed Elsevier NV ordinary shares”)	New York Stock Exchange*

*	Listed, not for trading, but only in connection with the listing of the applicable Registrant’s American Depositary Shares issued in respect thereof.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuers’ classes of capital or common stock as of December 31, 2014:

Reed Elsevier PLC:	Number of outstanding shares
Ordinary shares of 14 51/116p each	1,205,397,320
Reed Elsevier NV:
Ordinary shares of €0.07 each	697,153,245
R shares of €0.70 each (held by a subsidiary of Reed Elsevier PLC)	4,303,179

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

THIS PAGE INTENTIONALLY BLANK

GENERAL

Reed Elsevier PLC and Reed Elsevier NV conducted their business through two jointly owned companies during 2014, Reed Elsevier Group plc and Elsevier Reed Finance BV. Reed Elsevier PLC and Reed Elsevier NV have retained their separate legal identities. Effective February 25, 2015, Reed Elsevier PLC and Reed Elsevier NV transferred their direct ownership interests in Elsevier Reed Finance BV to their jointly-owned company Reed Elsevier Group plc and named this newly-combined single group entity RELX Group plc. As a result, RELX Group plc now holds all Reed Elsevier businesses, subsidiaries and financing activities. Further information is provided on pages 23 to 24. As used in this Annual Report on Form 20-F, the terms the “Group,” “RELX,” the “combined businesses,” “we,” “our” or “us” refer collectively, to Reed Elsevier PLC, Reed Elsevier NV, RELX Group plc and their subsidiaries, associates and joint ventures. The financial statements of the combined businesses are referred to herein as the “combined financial statements”. Additional terms are defined in the Glossary of Terms on pages S-1 and S-2.

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

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This document contains a number of forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended, with respect to:

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

The terms “estimate”, “project”, “plan”, “intend”, “expect”, “should be”, “will be”, “believe”, “trends” and similar expressions identify forward-looking statements. These forward-looking statements are found at various places throughout this annual report and the other documents incorporated by reference in this annual report.

You should not place undue reliance on these forward-looking statements, which speak only as of the date of this annual report. Except as may be required by law, we undertake no obligation to publicly update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this annual report or to reflect the occurrence of unanticipated events.

PART I

ITEM 3: KEY INFORMATION

SELECTED FINANCIAL DATA

THE GROUP

The selected combined financial data for the Group should be read in conjunction with, and is qualified by, the combined financial statements included in this annual report. In addition, as separate legal entities, Reed Elsevier PLC and Reed Elsevier NV prepare separate consolidated financial statements which reflect their respective shareholders’ economic interests in the Group accounted for on an equity basis.

The combined financial statements are prepared in accordance with accounting policies that are in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and as adopted by the European Union (“EU”). The selected financial data for the Group (in £) as at and for the years ended December 31, 2014, 2013 and 2012 set out below has been extracted or derived from the audited combined financial statements, included herein. The selected financial data for the Group as at and for the years ended December 31, 2011 and 2010 set out below has been extracted or derived from our audited financial statements, which are not included herein, and restated for the adoption of International Accounting Standard (“IAS”) 19 Employee Benefits (revised), which was adopted in the year ended December 31, 2013.

Combined Income Statement Data(1)

	For the year ended December 31,
	2014(2)	2014	2013	2012	2011 Restated	2010 Restated
	(in millions)
Amounts in accordance with IFRS:
Revenue	$9,006	£5,773	£6,035	£6,116	£6,002	£6,055
Operating profit(3)	2,187	1,402	1,376	1,333	1,171	1,064
Net finance costs	(253)	(162)	(196)	(227)	(244)	(289)
Disposals and other non operating items(4)	(17)	(11)	16	45	(22)	(46)
Profit before tax	1,917	1,229	1,196	1,151	905	729
Tax expense(5)	(419)	(269)	(81)	(102)	(167)	(132)
Net profit for the year	1,498	960	1,115	1,049	738	597
Net profit for the year attributable to non-controlling interests	(8)	(5)	(5)	(5)	(7)	(6)
Net profit attributable to parent companies’ shareholders	1,490	955	1,110	1,044	731	591

Combined Statement of Financial Position Data(1)

	As at December 31,
	2014(2)	2014	2013	2012	2011	2010
	(in millions)
Amounts in accordance with IFRS:
Total assets	$17,296	£11,087	£10,495	£11,014	£11,503	£11,158
Long term borrowings	(4,912)	(3,149)	(2,633)	(3,162)	(3,300)	(3,786)
Net assets	3,334	2,137	2,423	2,314	2,197	1,970
Non-controlling interests	(49)	(31)	(33)	(34)	(25)	(27)
Combined shareholders’ equity	3,285	2,106	2,390	2,280	2,172	1,943

(1)	The combined financial statements are prepared in accordance with accounting policies that are in conformity with IFRS as issued by the IASB and as adopted by the EU. The figures for 2011 and 2010 have been extracted or derived from the combined financial statements for the years ended December 31, 2011 and 2010, not included herein, restated for the adoption of IAS19 Employee Benefits (revised), which was adopted by the Group in the year ended December 31, 2013.

(2)	Noon buying rates as at December 31, 2014 have been used to provide a convenience translation into US dollars, see “— Exchange Rates” on page 6. At December 31, 2014 the noon buying rate was $1.56 per £1.00. This compares to the average exchange rate for the year ended December 31, 2014 of $1.65 to £1.00 applied in the translation of the combined income statement for the year.

(3)

Operating profit is stated after charging £286 million in respect of amortisation of acquired intangible assets (2013: £318 million; 2012: £329 million; 2011: £359 million; 2010: £349 million); nil in respect of exceptional restructuring costs (2013: nil; 2012: nil; 2011: nil;

2010: £57 million); £30 million in respect of acquisition related costs (2013: £43 million; 2012: £21 million; 2011: £52 million; 2010: £50 million); nil in respect of the share of joint ventures’ profit on disposals (2013: nil; 2012: nil; 2011: £1 million; 2010: nil) and £21 million in respect of taxation in joint ventures (2013: £12 million; 2012: £5 million; 2011: £11 million; 2010: £9 million). Exceptional restructuring costs in 2010 relate only to the restructuring of the Risk & Business Information business.

(4)	Disposals and other non operating items comprise a £19 million loss on disposal of businesses and assets held for sale (2013: £11 million gain; 2012: £86 million gain; 2011: £12 million loss; 2010: £32 million loss), nil in respect of the charge to property provisions on disposed businesses (2013: nil; 2012: £60 million; 2011: £16 million; 2010: £22 million), and an £8 million gain relating to the revaluation of held for trading investments (2013: £5 million; 2012: £19 million; 2011: £6 million; 2010: £8 million).

(5)	Tax expense in 2014 includes a deferred tax credit of nil (2013: £221 million; 2012: nil; 2011: nil; 2010: nil) arising on the alignment of certain business assets with their global management structure and an exceptional prior year tax credit of nil (2013: nil; 2012: £96 million; 2011: nil; 2010: nil) relating to the resolution of a number of significant tax matters.

REED ELSEVIER PLC

The selected financial data for Reed Elsevier PLC should be read in conjunction with, and is qualified in its entirety by, the consolidated financial statements of Reed Elsevier PLC included in this annual report. The results of Reed Elsevier PLC reflect the 52.9% economic interest of Reed Elsevier PLC’s shareholders in the Group, after taking account of results arising in Reed Elsevier PLC and its subsidiaries. These interests have been accounted for on an equity basis.

The consolidated financial statements are prepared in accordance with accounting policies that are in conformity with IFRS as issued by the IASB and as adopted by the EU. The selected financial data for Reed Elsevier PLC (in £) as at and for the years ended December 31, 2014, 2013 and 2012 set out below has been extracted or derived from the audited consolidated financial statements, included herein. The selected financial data for Reed Elsevier PLC as at and for the years ended December 31, 2011 and 2010 set out below has been extracted or derived from our audited financial statements, which are not included herein, and restated for the adoption of IAS19 Employee Benefits (revised), which was adopted in the year ended December 31, 2013.

	For the year ended December 31,
	2014(3)		2014	2013	2012	2011 Restated	2010 Restated
	(in millions, except per share amounts)
Amounts in accordance with IFRS:(1)
Profit before tax(2)	$769		£493	£576	£532	£375	£301
Tax (expense)/credit	(5)		(3)	(4)	6	(1)	(1)
Profit attributable to ordinary shareholders	764		490	572	538	374	300
Earnings per Reed Elsevier PLC ordinary share from total operations of the combined businesses	67	¢	43.0p	48.8p	44.8p	31.1p	25.0p
Diluted earnings per Reed Elsevier PLC ordinary share from total operations of the combined businesses	66	¢	42.5p	48.2p	44.3p	30.9p	24.9p
Dividends per Reed Elsevier PLC ordinary share(4)	39	¢	24.95p	23.65p	21.9p	20.65p	20.4p
Total assets	$1,743		£1,117	£1,266	£1,207	£1,158	£1,037
Total equity/Net assets	1,741		1,116	1,264	1,206	1,149	1,028
Weighted average number of shares(5)	1,140.2		1,140.2	1,172.2	1,200.6	1,202.0	1,199.1

(1)	The consolidated financial statements of Reed Elsevier PLC are prepared in accordance with accounting policies that are in conformity with IFRS as issued by the IASB and as adopted by the EU. The figures for 2011 and 2010 have been extracted or derived from the consolidated financial statements for the years ended December 31, 2011 and 2010, not included herein, restated for the adoption of IAS19 Employee Benefits (revised), which was adopted by the Group in the year ended December 31, 2013.

(2)	Profit before tax includes Reed Elsevier PLC’s share of the post-tax earnings of joint ventures, being the operations of the combined businesses.

(3)	Noon buying rates as at December 31, 2014 have been used to provide a convenience translation into US dollars, see “— Exchange Rates” on page 6. At December 31, 2014 the noon buying rate was $1.56 per £1.00. This compares to the average exchange rate for the year ended December 31, 2014 of $1.65 to £1.00 applied in the translation of the consolidated income statement for the year.

(4)	The amount of dividends per Reed Elsevier PLC ordinary share shown excludes the UK tax credit available to certain Reed Elsevier PLC shareholders; see “Item 10: Additional Information — Taxation — UK Taxation — Dividends”.

Dividends paid in the year, in amounts per ordinary share, comprise a 2013 final dividend of 17.95p and 2014 interim dividend of 7.0p giving a total of 24.95p. The directors of Reed Elsevier PLC have proposed a 2014 final dividend of 19.0p (2013: 17.95p; 2012: 17.0p; 2011: 15.9p; 2010: 15.0p), giving a total ordinary dividend in respect of the financial year of 26.0p (2013: 24.6p; 2012: 23.0p; 2011: 21.55p; 2010: 20.4p).

Dividends per Reed Elsevier PLC ordinary share in respect of the financial year ended December 31, 2014 translated into cents at the noon buying rate on December 31, 2014 were 40.6 cents. See “— Exchange Rates” on page 6.

(5)	Weighted average number of shares excludes shares held in treasury and shares held by the Employee Benefit Trust. During 2014, Reed Elsevier PLC repurchased 35,251,501 Reed Elsevier PLC ordinary shares and cancelled 65,000,000 Reed Elsevier PLC ordinary shares. During 2014, the Employee Benefit Trust purchased 757,781 Reed Elsevier PLC ordinary shares.

REED ELSEVIER NV

The selected financial data for Reed Elsevier NV should be read in conjunction with, and is qualified in its entirety by, the consolidated financial statements of Reed Elsevier NV included in this annual report. The results and financial position of Reed Elsevier NV reflect the 50% economic interest of Reed Elsevier NV’s shareholders in the Group. These interests are accounted for on an equity basis.

The consolidated financial statements are prepared in accordance with accounting policies that are in conformity with IFRS as issued by the IASB and as adopted by the EU. The selected financial data for Reed Elsevier NV (in €) as at and for the years ended December 31, 2014, 2013 and 2012 set out below has been extracted or derived from the audited consolidated financial statements, included herein. The selected financial data for Reed Elsevier NV as at and for the years ended December 31, 2011 and 2010 set out below has been extracted or derived from our audited financial statements, which are not included herein, and restated for the adoption of IAS19 Employee Benefits (revised), which was adopted in the year ended December 31, 2013.

	For the year ended December 31,
	2014(3)	2014	2013	2012	2011 Restated	2010 Restated
	(in millions, except per share amounts)
Amounts in accordance with IFRS:(1)
Profit before tax(2)	$722	€597	€659	€644	€421	€349
Tax (expense)	(6)	(5)	(4)	(2)	(1)	(3)
Profit attributable to ordinary shareholders	716	592	655	642	420	346
Earnings per Reed Elsevier NV share from total operations of the combined businesses	$1.03	€0.85	€0.91	€0.87	€0.57	€0.47
Diluted earnings per Reed Elsevier NV share from total operations of the combined businesses	$1.02	€0.84	€0.90	€0.87	€0.57	€0.47
Dividends per Reed Elsevier NV ordinary share(4)	$0.64	€0.525	€0.469	€0.456	€0.413	€0.402
Total assets	$1,719	€1,421	€1,494	€1,460	€1,364	€1,203
Total equity/Net assets	1,644	1,359	1,434	1,402	1,303	1,137
Weighted average number of shares(5)	700.1	700.1	717.6	734.0	735.3	734.5

(1)	The consolidated financial statements of Reed Elsevier NV are prepared in accordance with accounting policies that are in conformity with IFRS as issued by the IASB and as adopted by the EU. The figures for 2011 and 2010 have been extracted or derived from the consolidated financial statements for the years ended December 31, 2011 and 2010, not included herein, restated for the adoption of IAS19 Employee Benefits (revised), which was adopted by the Group in the year ended December 31, 2013.

(2)	Profit before tax includes Reed Elsevier NV’s share of post-tax earnings of joint ventures, being the operations of the combined businesses.

(3)	Noon buying rates as at December 31, 2014 have been used to provide a convenience translation into US dollars, see “— Exchange Rates” on page 6. At December 31, 2014 the Noon Buying Rate was $1.21 per €1.00. This compares to the average exchange rate for the year ended December 31, 2014 of $1.33 to €1.00 applied in the translation of the consolidated income statement for the year.

(4)	Dividends paid in the year, in amounts per ordinary share, comprise a 2013 final dividend of €0.374 and 2014 interim dividend of €0.151 giving a total of €0.525. The directors of Reed Elsevier NV have proposed a 2014 final dividend of €0.438 (2013: €0.374; 2012: €0.337; 2011: €0.326; 2010: €0.303), giving a total ordinary dividend in respect of the financial year of €0.589 (2013: €0.506; 2012: €0.467; 2011: €0.436; 2010: €0.412).

Dividends per Reed Elsevier NV ordinary share in respect of the financial year ended December 31, 2014 translated into dollars at the noon buying rate on December 31, 2014 were $0.71. See “— Exchange Rates” on page 6.

(5)	Weighted average number of shares excludes shares held in treasury and shares held by the Employee Benefit Trust and takes into account the R shares in Reed Elsevier NV held by a subsidiary of Reed Elsevier PLC, which represent a 5.8% interest in Reed Elsevier NV.

During 2014 Reed Elsevier NV repurchased 20,403,351 Reed Elsevier NV ordinary shares and 107,901 R shares (equivalent to 1,079,010 Reed Elsevier NV ordinary shares) and cancelled 40,000,000 Reed Elsevier NV ordinary shares. During 2014, the Employee Benefit Trust purchased 1,989,279 Reed Elsevier NV ordinary shares.

EXCHANGE RATES

For a discussion of the impact of currency fluctuations on the Group’s combined results of operations and combined financial position, see “Item 5: Operating and Financial Review and Prospects”.

The following tables illustrate, for the periods and dates indicated, certain information concerning the Noon Buying Rate for pounds sterling expressed in US dollars per £1.00 and for the euro expressed in US dollars per €1.00. The exchange rate on February 27, 2015 was £1.00 = $1.54 and €1.00 = $1.12.

US dollars per £1.00 — Noon Buying Rates

	Period
Year ended December 31,	End	Average(1)	High	Low
2014	1.56	1.65	1.72	1.55
2013	1.66	1.56	1.66	1.48
2012	1.62	1.59	1.63	1.53
2011	1.55	1.60	1.67	1.54
2010	1.56	1.55	1.64	1.43

Month			High	Low
February 2015			1.55	1.50
January 2015			1.56	1.50
December 2014			1.57	1.55
November 2014			1.60	1.56
October 2014			1.62	1.59
September 2014			1.66	1.61

US dollars per €1.00 — Noon Buying Rates

	Period
Year ended December 31,	End	Average(1)	High	Low
2014	1.21	1.33	1.39	1.21
2013	1.38	1.32	1.38	1.28
2012	1.32	1.29	1.35	1.21
2011	1.29	1.39	1.49	1.29
2010	1.33	1.32	1.45	1.20

Month			High	Low
February 2015			1.15	1.12
January 2015			1.21	1.13
December 2014			1.25	1.21
November 2014			1.26	1.24
October 2014			1.28	1.25
September 2014			1.32	1.26

(1)	The average of the Noon Buying Rates on the last day of each month during the relevant period.

Noon Buying Rates have not been used in the preparation of the combined financial statements, the Reed Elsevier PLC consolidated financial statements or the Reed Elsevier NV consolidated financial statements but have been used for certain convenience translations where indicated.

RISK FACTORS

The principal risks facing our business are included below. Additional risks not presently known to us or that we currently deem immaterial may also impair our business.

We operate in a highly competitive environment that is subject to rapid change.

Our businesses operate in highly competitive markets. These markets continue to change in response to technological innovations, legislative and regulatory changes, the entrance of new competitors, and other factors. We cannot predict the changes that may occur and the effect of those changes on the competitiveness of our businesses. In particular, the means of delivering our products and services, and the products and services themselves, may be subject to rapid technological and other changes. We cannot predict whether technological innovations, changing legislation or other factors will, in the future, make some of our products wholly or partially obsolete or less profitable. Failure to anticipate market trends could impact the competitiveness of our products and services and consequently adversely affect our revenue and profit.

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

The demand for our products and services may be impacted by factors that are beyond our control, including macro economic, political and market conditions, the availability of short term and long term funding and capital and the level of volatility of interest rates, currency exchange rates and inflation. The United States, Europe and other major economies have in recent years undergone a period of economic turbulence, and this may continue into the future. Any one or more of these factors may contribute to reduced activity by our customers, may result in a reduction of demand for our products and services, and may adversely affect suppliers and third parties to whom we have outsourced business activities.

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

Legal regulation relating to internet communications, data protection, e-commerce, direct marketing, credit scoring and digital advertising, privacy, information governance and use of public records is becoming more prevalent worldwide. Existing and proposed legislation and regulations, including changes in the manner in which such legislation and regulations are interpreted by courts and regulators may impose limits on our collection and use of certain kinds of information about individuals and our ability to communicate such information effectively with our customers. For example, many of the products offered by Risk & Business Information are subject to regulation under the US Fair Credit Reporting Act (“FCRA”), Gramm Leach Bliley Act (“GLBA”), Drivers Privacy Protection Act (“DPPA”) and related state laws. Certain of these laws further provide for statutory penalties and attorneys fees for non-compliance. We are unable to predict in what form laws and regulations will be adopted or modified or how they will be construed by the courts and regulators, or the extent to which any such laws or interpretation changes might adversely affect our business.

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

Through our Risk & Business Information business in the United States, we are party to two consent orders and two subsequent related supplemental orders (the “FTC Settlement Orders”) embodying settlements with the US Federal Trade Commission (“FTC”) that resolved FTC investigations into our compliance with federal laws governing consumer information security and related issues, including certain fraudulent data access incidents. We also entered into an Assurance of Voluntary Compliance and Discontinuance (the “AVC”) with the Attorneys General of 43 states and the District of Columbia in connection with one such FTC investigation. The FTC Settlement Orders and the AVC require us to institute and maintain information security, verification, credentialing, audit and compliance, and reporting and record retention programmes and to obtain an assessment from a qualified, independent third party every two years for twenty years (with the FTC having the right to extend such twenty-year period by up to two additional biennial assessment periods) to ensure that our performance under these information security programmes complies with the FTC Settlement Orders. Failure to comply with the FTC Settlement Orders and the AVC could result in civil penalties and adversely affect our business, operations and reputation.

Breaches of our data security systems or other unauthorised access to our databases could adversely affect our business and operations.

Our businesses provide customers with access to database information such as case law, treatises, journals, and publications as well as other data. Some of our businesses also provide authorised customers with access to public records and other information on US individuals made available in accordance with applicable privacy laws and regulations. There are persons who try to breach our data security systems or gain other unauthorised access to our databases in order to misappropriate such information for potentially fraudulent purposes and we have previously disclosed incidents of such unauthorised access. Because the techniques used by such persons change frequently, we may be unable to anticipate or protect against the threat of breaches of data security or other unauthorised access. Breaches of our data security systems or other unauthorised access to our databases could damage our reputation and expose us to a risk of loss or litigation and possible liability, as well as increase the likelihood of more extensive governmental regulation of these activities in a way that could adversely affect this aspect of our business.

Changes in levels of government funding of, or spending by, academic institutions may adversely affect demand for the products and services of our scientific, technical and medical (“STM”) businesses.

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

Our products and services are largely comprised of intellectual property content delivered through a variety of media, including online, journals and books. We rely on trademark, copyright, patent, trade secret and other intellectual property laws to establish and protect our proprietary rights in these products and services. However, we cannot assure you that our proprietary rights will not be challenged, limited, invalidated or circumvented. Despite trademark and copyright protection and similar intellectual property protection laws, third parties may be able to copy, infringe or otherwise profit from our proprietary rights without our authorisation. These unauthorised activities may be facilitated by the internet.

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

We regularly make small business acquisitions to strengthen our portfolio. Whilst our acquisitions are made within the framework of our overall strategy, which emphasises organic development, we cannot assure you we will be able to generate the anticipated benefits such as revenue growth and/or cost savings associated with these acquisitions. Failure to realise the anticipated benefits of acquisitions could adversely affect our return on invested capital and financial condition.

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

Our STM primary publications, like those of most of our competitors, are published on a paid subscription basis. There is continued debate in government, academic and library communities, which are the principal customers for our STM publications, regarding, to what extent such publications should be funded instead through fees charged to authors or authors’ funders and/or made freely available in some form after a period following publication. If these methods of STM publishing are widely adopted or mandated, it could adversely affect our revenue from our paid subscription publications.

Spending by companies on advertising and other marketing activities, which comprises a significant portion of our revenue, has historically been cyclical.

In 2014 2% of our revenue was derived from advertising. Total advertising revenues for our businesses in 2014 were £135 million compared with £240 million in 2013. Traditionally, spending by companies on advertising and other marketing activities has been cyclical, with companies spending significantly less on advertising in times of economic slowdown or turbulence. In addition, there has been a structural shift of advertising and lead generation to Google and other search engines.

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

We operate a number of pension schemes around the world. Historically, the largest schemes have been local versions of the defined benefit type in the United Kingdom, the United States and the Netherlands. The assets and obligations associated with defined benefit pension schemes are sensitive to changes in the market values of assets and the market related assumptions used to value scheme liabilities. In particular, declines in asset values, or increases in pension scheme liabilities, due to adverse changes in discount rates, inflation or mortality assumptions could increase future pension costs and funding requirements.

Our impairment analysis of goodwill and indefinite lived intangible assets incorporates various assumptions which are highly judgemental. If these assumptions are not realised, we may be required to recognise a charge in the future for impairment.

As at December 31, 2014, goodwill on the combined statement of financial position amounted to £4,981 million and intangible assets with an indefinite life amounted to £369 million. We conduct an impairment test at least annually, which involves a comparison of the carrying value of goodwill and indefinite lived intangible assets by cash generating unit with estimated values in use based on latest management cash flow projections. The assumptions used in the estimation of value in use are, by their very nature, highly judgemental, and include profit growth of the business over a five year forecast period, the long term growth rate of the business thereafter, and related discount rates. There is no guarantee that our businesses will be able to achieve the forecasted results which have been included in the impairment tests and impairment charges may be required in future periods if we are unable to meet these assumptions.

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

As a leading provider of professional information solutions to the STM, Risk & Business Information, Legal and Exhibitions markets, we are expected to adhere to high standards of independence and ethical conduct. Whilst our employees are expected to abide by our Code of Ethics and Business Conduct, employees may still fail to abide by its guidelines relating to anti-bribery and principled business conduct. Similarly, whilst our major suppliers are expected to abide by our Supplier Code of Conduct, suppliers may still fail to abide by its guidelines relating to anti-bribery and principled business conduct. A breach of generally accepted ethical business standards or applicable statutes concerning bribery by our employees or our suppliers could adversely affect our business performance, reputation and financial condition.

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

ITEM 4: INFORMATION ON THE GROUP

HISTORY AND DEVELOPMENT

Introduction

Reed Elsevier NV was originally incorporated in 1880 and Reed Elsevier PLC in 1903. In 1993 they contributed their respective businesses to two jointly owned companies, Reed Elsevier Group plc and Elsevier Reed Finance BV. The parent companies, Reed Elsevier PLC and Reed Elsevier NV, are separate, publicly-held entities. Reed Elsevier PLC’s ordinary shares are listed in London and New York, and Reed Elsevier NV’s ordinary shares are listed in Amsterdam and New York. Trading on the New York Stock Exchange is in the form of American Depositary Shares (ADSs), evidenced by American Depositary Receipts (ADRs) issued by Citibank N.A., as depositary. During 2014, Reed Elsevier Group plc, a company incorporated in England, owned the publishing and information businesses and Elsevier Reed Finance BV, a company incorporated in the Netherlands, oversaw financing and treasury activities. Reed Elsevier PLC and Reed Elsevier NV each held a 50% interest in Reed Elsevier Group plc. Until February 2015, Reed Elsevier PLC held a 39% interest in Elsevier Reed Finance BV and Reed Elsevier NV held a 61% interest. Reed Elsevier PLC additionally holds an indirect equity interest in Reed Elsevier NV, reflecting the arrangements entered into between Reed Elsevier PLC and Reed Elsevier NV at the time of the merger, which determined the equalisation ratio whereby one Reed Elsevier NV ordinary share is, in broad terms, intended to confer equivalent economic interests to 1.538 Reed Elsevier PLC ordinary shares.

Effective February 25, 2015, Reed Elsevier PLC and Reed Elsevier NV transferred their direct ownership interests in Elsevier Reed Finance BV to their jointly-owned company Reed Elsevier Group plc and named this newly-combined single group entity RELX Group plc. As a result, RELX Group plc now holds all Reed Elsevier businesses, subsidiaries and financing activities. Further information is provided on pages 23 to 24.

Material acquisitions and disposals

Total acquisition expenditure in the three years ended December 31, 2014, was £933 million, net of cash acquired of £35 million. During 2014, a number of acquisitions were made for total consideration of £396 million, net of cash acquired of £9 million. During 2013, a number of acquisitions were made for total consideration of £221 million, net of cash acquired of £14 million. During 2012, a number of acquisitions were made for a total consideration of £316 million, net of cash acquired of £12 million.

The net cash received on the disposal of non-strategic assets, after timing differences and separation and transaction costs, was £53 million (2013: £195 million; 2012: £160 million).

Capital expenditure

Capital expenditure on property, plant, equipment and internally developed intangible assets principally relates to investment in systems infrastructure to support electronic publishing activities, computer equipment and office facilities. Total such capital expenditure, which was financed using cash flows generated from operations, amounted to £270 million in 2014 (2013: £308 million; 2012: £333 million). In 2014, there was continued investment in new product and related infrastructure, particularly in the Legal segment. Further information on capital expenditure is given in notes 15 and 17 to the combined financial statements.

Principal Executive Offices

The principal executive offices of Reed Elsevier PLC are located at 1-3 Strand, London WC2N 5JR, England. Tel: +44 20 7166 5500. The principal executive offices of Reed Elsevier NV are located at Radarweg 29, 1043 NX Amsterdam, the Netherlands. Tel: +31 20 485 2222. The principal executive office located in the United States is at 230 Park Avenue, New York, New York, 10169. Tel: +1 212 309 8100. Our internet address is www.relxgroup.com. The information on our website is not incorporated by reference into this report.

Our agent in the United States is Kenneth Thompson II, General Counsel Intellectual Property, Privacy and Governance, RELX Group, kenneth.thompson@relxgroup.com, 9443 Springboro Pike, B4/F5/514, Miamisburg, Ohio, 45342.

BUSINESS OVERVIEW

We are a leading provider of information solutions for professional customers across industries. We operate in four market segments: Scientific, Technical & Medical, providing information and tools to help its customers improve scientific and healthcare outcomes; Risk & Business Information, providing data services and tools that combine proprietary, public and third-party information, with technology and analytics to business and government customers; Legal, providing legal, tax, regulatory news and business information to legal, corporate, government and academic markets; and Exhibitions, organising exhibitions and conferences.

The Group’s reported segments are based on the internal reporting structure and financial information provided to the Boards. During 2014, Risk Solutions and Business Information have been combined into one business area, having previously operated separately. Accordingly, they are now presented as a single operating segment. Comparative figures have been presented as if the businesses had operated on a combined basis in the prior year.

Our principal operations are in North America and Europe. For the year ended December 31, 2014 we had total revenue of approximately £5.8 billion and an average of 28,200 employees. As at December 31, 2014 we had 28,500 employees. In 2014, North America represented our largest single geographic market, contributing 50% of our total revenue.

Revenue is derived principally from subscriptions, transactional and advertising sales. In 2014, 51% of our revenue was derived from subscriptions, 47% from transactional sales and 2% from advertising sales. An increasing proportion of revenue is derived from electronic information products, principally internet based. In 2014, 66% of our revenue was derived from such sources, including 85% of Risk & Business Information revenue, 77% of Legal revenue, 74% of Scientific, Technical & Medical revenue and 3% of Exhibitions revenue.

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

Revenue is recognised for the various categories as follows: subscriptions — on periodic despatch of subscribed product or rateably over the period of the subscription where performance is not measurable by despatch; transactional — on despatch or occurrence of the transaction or exhibition; and advertising — on publication or period of online display. Where sales consist of two or more independent components whose value can be reliably measured, revenue is recognised on each component as it is completed by performance, based on the attribution of relative value.

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

For additional information regarding revenue from our business activities and geographic markets, see “Item 5: Operating and Financial Review and Prospects” on page 26.

	Revenue Year ended December 31,
	2014		2013		2012
	(in millions, except percentages)
Scientific, Technical & Medical	£2,048	36%	£2,126	35%	£2,063	34%
Risk & Business Information	1,439	25	1,480	25	1,589	26
Legal	1,396	24	1,567	26	1,610	26
Exhibitions	890	15	862	14	854	14

Total	£5,773	100%	£6,035	100%	£6,116	100%

SCIENTIFIC, TECHNICAL & MEDICAL

	Year ended December 31,
	2014	2013	2012
	(in millions)
Revenue	£2,048	£2,126	£2,063

In Scientific, Technical & Medical markets, we provide information and tools to help customers improve scientific and healthcare outcomes.

Elsevier is a leading provider of scientific, technical & medical information serving scientists, health professionals and students worldwide. Its objective is to help its customers advance science and improve healthcare by providing content and innovative information solutions that enable them to make critical decisions, enhance productivity and improve outcomes.

Elsevier is a global business with principal operations in Amsterdam, Beijing, Boston, Chennai, Delhi, London, Madrid, Munich, New York, Oxford, Paris, Philadelphia, Rio de Janeiro, St. Louis, San Diego, Singapore and Tokyo. It has 7,000 employees.

In 2014, approximately 68% of revenue came from subscription sales, 30% from transactional sales, and 2% from advertising. Approximately 37% of revenue by destination in 2014 was derived from North America, 30% from Europe and the remaining 33% from the rest of the world. 74% of revenue was delivered electronically.

Elsevier serves the needs of the science, technology & medical markets by publishing primary research, reference, and education content, as well as by providing a range of database and workflow solutions. Elsevier’s customers are scientists, academic institutions, educators, research leaders and administrators, medical researchers, doctors, nurses, allied health professionals and students, as well as hospitals, research institutions, health insurers, managed healthcare organisations, research-intensive corporations, and governments. All of these customers rely on Elsevier to provide high-quality content and critical information for making scientific and medical decisions; to review, publish, disseminate and preserve research findings; to create innovative tools to help focus research strategies, increase research effectiveness, improve medical outcomes, and enhance the efficiency of healthcare and healthcare education.

In the primary research market during 2014, over 1.1 million research papers were submitted to Elsevier. Over 16,000 editors managed the peer review and selection of these papers, resulting in the publication of more than 360,000 articles in over 2,000 journals, many of which are the foremost publications in their field and a primary point of reference for new research. This content was accessed by around 12 million people, with more than 750 million full text article downloads last year. Content is provided free or at very low cost in most of the world’s poorest countries. Elsevier’s journals are primarily published and delivered through the ScienceDirect platform, the world’s largest database of scientific and medical research, hosting over 12 million pieces of content, and 30,000 full-text e-books. Flagship journals include Cell and The Lancet families of titles.

In 2014, Elsevier expanded the Lancet collection, adding new titles such as The Lancet Psychiatry, The Lancet HIV and The Lancet Haematology.

Elsevier is also a global leader in the scientific, technical & medical reference market, providing authoritative and current professional reference content. While reference has traditionally been provided in print, Elsevier has been a leader in driving the shift from print to electronic. Flagship titles include works such as Gray’s Anatomy, Nelson’s Pediatrics and Netter’s Atlas of Human Anatomy.

Elsevier’s flagship clinical reference platform, ClinicalKey, provides physicians with access to leading Elsevier and third-party reference and evidence-based medical content in a single, fully integrated site. ClinicalKey is continuing to grow, and is currently accessed by over 2,000 institutions.

In medical education, Elsevier serves students of medicine, nursing and allied health professions through print and electronic books, as well as electronic solutions. For example, HESI, an online testing and remediation solution designed to help students of nursing and allied health professionals, conducted over 700,000 tests in 2014.

Elsevier’s database and workflow products provide a range of tools and solutions for professionals in the science, technical, and medical fields. Customers include academic and corporate researchers, research administrators and healthcare professionals.

For academic and corporate researchers, significant products include Scopus, Reaxys, and Knovel. Scopus is the largest abstract and citation database of research literature in the world, with over 56 million abstract and bibliographic information records from more than 21,000 peer-reviewed journals and 5,000 international publishers. Reaxys is a leading solution for synthetic chemists, integrating chemical reaction and compound data searching with synthesis planning. Knovel provides a range of web-based productivity tools for the engineering community, integrating technical information with analytics and search to deliver trusted answers and drive innovation.

Elsevier serves academic and government research administrators through its Elsevier Research Intelligence suite of products. Leveraging bibliometric data from Scopus and other data types, SciVal, helps institutions to establish, execute and evaluate research strategies. Pure is a comprehensive research information management system which enables evidence-based research management decisions, promotes collaboration, simplifies administration and optimises impact. Our Analytical Services team provides accurate, unbiased analysis on research performance by combining high quality data sources with technical and research metrics expertise. SciVal Funding assists researchers and institutions in identifying grants that are most relevant in their research areas.

For healthcare professionals, Elsevier develops products to deliver patient-specific solutions at the point of care to improve patient outcomes. Its clinical solutions include ExitCare which provides patient education and discharge information and CPM Resource Center, which provides a data-driven framework to support nurses in undertaking procedures.

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

Over the past 15 years alternative payment models for the dissemination of research such as “author-pays” or “author’s-funder-pays” have emerged. While it is expected that paid subscription will remain the primary distribution model, Elsevier has long invested in alternate business models to address the needs of customers and researchers. Over 1,600 of Elsevier’s journals now offer the option of funding research publishing and distribution via a sponsored article fee. In addition, Elsevier now publishes more than 100 open access journals.

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

Competition within science and medical publishing is generally on a title-by-title and product-by-product basis. Competing journals, books and databases are typically published by learned societies and other professional publishers. Workflow tools face similar competition, as well as from software companies and internal solutions developed by customers.

Major brands

Elsevier is the master brand used for the business.

Elsevier’s major brands include: Cell, a life sciences journal in biochemistry and molecular biology; and The Lancet, one of the world’s leading medical journals since 1823. Many other products and journals are major brands in their fields, including: Mendeley, an innovative research management and social collaboration platform; SciVal, ready-to-use tools to analyse the world of research, and establish, execute and evaluate the best strategies for research organisations; ClinicalKey, combines reference and evidence-based medical content into its fully-integrated clinical insight engine; ScienceDirect, the world’s largest database of scientific and medical research articles; Scopus, a research performance tool for academic institutions and funding intelligence; and HESI, a suite of preparation testing and remediation resources that generate actionable data to prepare nursing and health profession students for success in pursuing degrees, passing licensure exams and starting their careers.

RISK & BUSINESS INFORMATION

	Year ended December 31,
	2014	2013	2012
	(in millions)
Revenue	£1,439	£1,480	£1,589

In Risk & Business Information, we provide data, analytics and insight that enable customers to evaluate and manage risk. We develop market intelligence, supporting more confident decisions, improving economic outcomes, and enhancing operational efficiency.

From 2014 Risk Solutions and Business Information have been combined into one business area. This union brings together LexisNexis Risk Solutions’ proprietary, public and third-party information, advanced technology and analytics, with Reed Business Information’s high-value industry critical data services, information and tools as well as conferences, websites and business magazines.

Risk & Business Information has principal operations in Georgia, Florida, Illinois and Ohio in the US and London, Amsterdam and Shanghai. Risk & Business Information has 7,400 employees. Approximately 73% of revenue in 2014 came from North America, 22% from Europe and 5% from the rest of the world. 85% of Risk & Business Information’s revenue was delivered electronically.

Risk & Business Information is organised around market-facing industry/sector groups including insurance, business services, government, healthcare, major data services (including banking, energy and chemicals, human resources) and other leading brands. The largest of these sector groups is insurance.

The identity management and risk evaluation solutions provided by Insurance Solutions, Business Services, Government Solutions and Health Care Solutions utilise comprehensive database platforms of public records and proprietary information with more than two petabytes of unique data, which makes it the largest database of its kind in the US market today. Our market-leading technology enables Risk & Business Information to provide its customers with highly relevant search results swiftly and to create new, low-cost solutions quickly and efficiently. It is also increasingly used across other Group business areas such as Legal and Scientific, Technical & Medical.

Risk & Business Information is focused on developing a pipeline of new solutions to drive growth in existing business segments and selected adjacent markets and geographies.

Insurance Solutions provides a comprehensive combination of data and analytics to personal, commercial and life insurance carriers in the US to improve critical aspects of their business, from customer acquisition and underwriting to claims handling. Information solutions, including the most comprehensive US personal loss history database, C.L.U.E.®, help insurers assess risks and provide important inputs to pricing and underwriting insurance policies. Additional key products include LexisNexis® Data Prefill, which provides critical information on customers, potential customers and their auto, property and life policy information directly into the insurance workflow, and LexisNexis® Current Carrier, which identifies current or previous insurance coverage details as well as any lapses in coverage. Insurance Solutions released new driving behaviour products in four states in 2014. These products aggregate court data within specific states to provide insurers with vital traffic violation information for use in underwriting. In the UK, Insurance Solutions’ contributory No Claims Discount (NCD) module, which automates verification of consumers’ claims history, has achieved data contribution from over 55% of the UK auto insurance sector in just over a year.

In the Insurance business, Risk & Business Information acquired four businesses during 2014. Wunelli is an industry-leading telematics data services company based in the United Kingdom. The combined LexisNexis and Wunelli datasets will result in one of the largest provider-held insurance telematics databases in the world, with solutions to support insurers as they assess risk and discount safer drivers. Risk & Business Information also acquired three US based businesses to enhance the LexisNexis eCrash solution. iyeTek is an innovative provider of mobile and handheld software solutions, enabling public safety agencies to save time and money and improve services provided to their communities. PoliceReports.US is an online distributor of vehicle accident reports currently in use by 29 states and Coplogic is a leading provider of citizen self-reporting software solutions to law enforcement agencies. In October, a joint venture was signed with Jing You to supply data into the fast-growing auto insurance market in China.

Business Services provides financial institutions with risk management, identity management, fraud detection, credit risk management, and compliance solutions. These include Know Your Customer and Anti-Money Laundering products. The business also provides risk and identity management solutions for corporate customers in retail, telecommunications and utilities sectors. Receivables management solutions help debt recovery professionals in the segmentation, management and collection of consumer and business debt. In 2014, the group substantially advanced its international strategy, with the expansion of its international sales force, launch of a simplified Chinese language version of Bridger Insight® XG, a Bank Secrecy Act and Anti-Money Laundering solution, and the ongoing upgrade of the WorldCompliance heightened risk individuals database.

In Business Services, Risk & Business Information acquired Tracesmart, a United Kingdom-based provider of tracing, identity verification, fraud prevention, Anti-Money Laundering, debt collection and data cleansing solutions. Tracesmart, a leader in identity management and fraud solutions in the UK, is a natural complement to Risk & Business Information’s core competencies and brings a robust set of UK public records, allowing Risk & Business Information to extend its capabilities beyond the US in order to serve its customers more fully.

Government Solutions provides data and analytics to US federal, state and local law enforcement and government agencies to help solve criminal and intelligence cases and to identify fraud, waste and abuse in government programmes. The group’s Tax Refund Investigative Solution (TRIS), now sold into eight states and the District of Columbia, continues to generate substantial benefits for both clients and taxpayers, with results to date over $100 million in avoided fraud losses.

Health Care Solutions provides identity, fraud, and clinical analytics solutions across key stages of the healthcare workflow to enable intelligent decision making for payers and providers.

During the year, the acquisition of Health Market Science, a leading supplier of high-quality data on healthcare professionals and an administrator of one of the largest practitioner-level medical claim databases in the US, was completed.

The business also provides risk-related information to the legal industry through LexisNexis Legal & Professional.

Outside of these areas, Risk & Business Information provides information and online data services to business professionals worldwide, with high-value industry critical data services, information and tools as well as producing conferences, websites and business magazines. It has many strong global brands with market-leading positions across a wide range of industry sectors.

Data Services include: ICIS, an information and data service in chemicals, energy and fertiliser; Accuity, a provider of services and solutions to the banking and corporate sectors focused on payment efficiency, Know Your Customer, Anti-Money Laundering and compliance; and XpertHR, an online service providing regulatory guidance, best practices and tools for HR professionals. During the year, Accuity completed the acquisition of FircoSoft, a leading provider of watch list filtering solutions for financial institutions and corporates. Accuity also launched risk solutions for customers in trade finance.

Leading Brands include Flightglobal, Farmers Weekly, Boerderij, Fiscaal Totaal, Estates Gazette, Elsevier and New Scientist and deliver a mix of high quality data, workflow tools and high-value news, information and opinion to business professionals across many industry sectors while also providing an effective marketing channel for customers. During the year Flightglobal completed the acquisition of Innovata, a provider of global airline schedules data. Risk & Business Information also acquired Farmade, a UK-based supplier of crop recording, mapping and precision farming workflow tools.

In 2014, Risk & Business Information continued to reshape its portfolio, exiting areas not core to its strategy. As part of this strategy, 51% of Reed Construction Data (RCD), a provider of online construction data and information to the construction industry was divested, and 100% of RS Means, a construction costing service which had previously been a division of RCD. Risk & Business Information also completed its exit from its Marketing Solutions businesses, including the sales of BuyerZone and emedia and one divestment of a portfolio of B2B assets from its Netherlands operation now also completed.

Market opportunities

Risk & Business Information operates in markets with strong long-term growth drivers with growing demand for high-quality industry data and information and insight including: insurance underwriting transactions; insurance, healthcare, tax and entitlement fraud; credit defaults and financial fraud; regulatory compliance and due diligence requirements surrounding customer enrolment; security and privacy considerations; and data and analytics for the banking, energy and chemicals, human resources and aviation sectors.

In the insurance segment, growth is supported by increasing transactional activity in the auto, property and life insurance markets and the increasing adoption by insurance carriers of more sophisticated data and analytics in the prospecting, underwriting and claims evaluation processes, to assess underwriting risk, increase competitiveness and improve operating cost efficiency. Transactional activity is driven by growth in insurance quoting and policy switching, as consumers seek better policy terms. This activity is stimulated by competition among insurance companies, high levels of carrier advertising, and rising levels of internet quoting and policy binding.

A number of factors support growth in banking and financial services markets, including cross-border payments and trade finance levels, new credit originations, continued high fraud losses, stringent regulatory compliance requirements, and increasing Anti-Money Laundering fines. In receivables management, demand is driven mainly by levels of consumer debt and the prospect of recovering that debt, which is impacted by employment conditions in the US. In corporate markets, demand is supported by growth in online retail sales and continued high levels of credit card fraud. Growth in government markets is driven by the increasing use of data and analytics to combat criminal activity, fraud and tax evasion, and to address security issues. The level and timing of demand in this market is influenced by government funding and revenue considerations. In Health Care, there are numerous growth drivers for fraud and analytics solutions including the expansion of insurance coverage under the Affordable Care Act and the focus on cost containment and better patient outcomes.

Growth in the global energy and chemicals markets is driven by increasing trade and demand for more sophisticated information solutions. Risk & Business Information’s aviation information markets are being driven by increases in air traffic and in the number of aircraft transactions.

Strategic priorities

Risk & Business Information’s strategic goal is to help businesses and government achieve better outcomes with information and decision support in its individual markets through better understanding of risks associated with individuals, other businesses and transactions. By providing the highest quality industry data and tools, we assist customers in understanding their markets and managing risks efficiently and cost effectively. To achieve this, Risk & Business Information is focused on: delivering innovative new products across customer workflows; expanding the range of risk management solutions across adjacent markets; addressing international opportunities in selected markets to meet local needs; further growing its data services businesses; and continuing to strengthen its content, technology, and analytical capabilities.

Business model, distribution channels and competition

Risk & Business Information’s products in Insurance, Business Services and Government are for the most part sold directly, with pricing predominantly on a transactional basis for insurance carriers and corporations, and primarily on a subscription basis for government entities.

Data services are typically sold directly on a subscription or transactional basis. Business magazines are mainly distributed on a paid basis. Advertising revenues are sold directly.

Risk & Business Information and Verisk, a competitor, each sell data and analytics solutions to insurance carriers but largely address different activities. Risk & Business Information’s principal competitors in business services and government segments include Thomson Reuters and major credit bureaus, which in many cases address different activities in these segments as well.

Risk & Business Information’s data services and leading brands compete with a number of information providers on a service and title-by-title basis including: Platts, Thomson Reuters, IHS and Wolters Kluwer as well as many niche and privately owned competitors. Risk & Business Information competes for online advertising with other business-to-business websites, search engines and social media.

Across Risk & Business Information, subscription revenues now account for 94% of the total business with the remaining 6% derived from print and online advertising.

Major brands

Risk & Business Information’s major brands include: C.L.U.E.®, a comprehensive US personal insurance claims database; LexisNexis® Data Prefill, tools to automate the insurance application process providing critical information insurers need to quote and underwrite a policy; LexisNexis® Identity Management, a range of solutions to help clients verify that an identity exists and authenticate individuals; LexisNexis® Anti-Money Laundering Solutions, content and information for anti-money laundering compliance, risk mitigation and enhanced due diligence; LexisNexis® Revenue Recovery and Discovery, a suite of tools to enable governments to leverage public records and analytics to identify instances of fraud and to more efficiently collect on outstanding debts; Accuity, a provider of payment efficiency solutions, AML and KYC services and compliance tools for the banking and corporate sectors worldwide; ICIS, a global provider of news, price benchmarks, data, analytics and research to the energy, chemical and fertiliser industries; and Flightglobal, a data, news and advisory service for professionals working in the aviation industry.

LEGAL

	Year ended December 31,
	2014	2013	2012
	(in millions)
Revenue	£1,396	£1,567	£1,610

In Legal markets, we are a leading provider of legal, regulatory and news & business information and analysis to law firm, corporate, government and academic customers.

Serving customers in more than 175 countries, LexisNexis Legal & Professional provides resources and services that inform decisions, increase productivity and drive new business.

LexisNexis Legal & Professional is headquartered in New York and has principal operations in the New York area, Ohio and North Carolina in the US, Toronto in Canada, London and Paris in Europe, and cities in several other countries in Africa and Asia Pacific. It has 9,500 employees worldwide. In 2014, approximately 79% of the revenue came from subscription sales and 21% from transactional sales. Approximately 66% of revenue by destination in 2014 was derived from North America, 23% from Europe and the remaining 11% from the rest of the world. 77% of Legal’s revenue was delivered electronically.

LexisNexis Legal & Professional is organised in market-facing groups. These are supported by global shared services organisations providing platform and product development, operational and distribution services, and other support functions.

In North America, electronic information solutions and innovative workflow tools from Research Solutions help legal and business professionals make better informed decisions in the practice of law and in managing their businesses. Flagship products for legal research are Lexis.com and Lexis Advance, which provide federal and state statutes and case law, together with analysis and expert commentaries from sources such as Matthew Bender and Michie and the leading citation service Shepard’s, which advises on the continuing relevance of case law precedents. Research solutions also include news and business information, ranging from daily news to company filings, as well as public records information and analytics. LexisNexis also partners with law schools to provide services to students as part of their training.

In 2014, LexisNexis continued to release new versions of Lexis Advance, an innovative web application designed to transform how legal professionals conduct research. Built on an advanced technology platform, Lexis Advance allows primary researchers within legal and professional organisations to find relevant information more easily and efficiently, helping them to drive better outcomes. Future releases will continue to expand content and outreach and add new innovative tools. LexisNexis employs lawyers and trained editors with professional legal backgrounds who review, annotate and update the legal content to help ensure each document in the collection is current and comprehensive. This domain expertise combined with the application of our “big data” HPCC technology means the Group is able to update its entire legal collection faster and more efficiently, while also identifying and linking content, enabling customers to uncover previously undiscovered relationships between documents.

New workflow and analytical tools and content sets are regularly introduced on Lexis Advance. For example, in 2014 LexisNexis launched LexisNexis Counsel Benchmarking, a new analytics solution that works with Verdict & Settlement Analyzer to inform litigation strategy decisions. Also, LexisNexis launched new modules for Lexis Practice Advisor, a web-based practical guidance product tailored for attorneys who handle transactional matters.

LexisNexis Business & Litigation Software Solutions serves as the software arm for the company. Its business of law software provides law firms with practice management solutions, including time and billing systems, case management, cost recovery and document management services. Its litigation software provides lawyers with a suite of tools covering case preparation to processing and review to trial preparation. During 2014, LexisNexis released multiple new versions for its existing portfolio including CounselLink, PCLaw, Sanction and Firm Manager.

In International markets outside the US, LexisNexis serves legal, corporate, government, accounting and academic markets in Europe, Canada, Africa and Asia Pacific with local and international legal, regulatory and business information. The most significant businesses are in the UK, France, Australia, Canada and South Africa.

LexisNexis focuses on providing customers with leading collections of content and innovative online solutions to help legal and business professionals make better decisions more efficiently. Penetration of online information services has grown strongly and electronic solutions now account for 63% of revenue outside the US.

In the UK, LexisNexis is a leading legal information provider offering an unrivalled collection of primary and secondary legislation, case law, expert commentary, and forms and precedents. Its extensive portfolio includes a number of heritage brands: Halsbury’s, Tolleys and Butterworths. The content is delivered through multiple formats – from print to online to mobile apps and embedded in customers’ workflow.

In 2014, LexisNexis launched additional modules for the UK LexisPSL product suite which provides lawyers a single destination for their practical legal information needs with direct links to the relevant cases, legislation, precedents, forms, practical guidance and expert commentary.

In France, LexisNexis is a leading online provider of information to lawyers, notaries and courts. A heritage brand JurisClasseur and leading authoritative content is provided through multiple formats – lexisnexis.fr, mobile and in print. These content sources are, as in the UK, being combined with new content and innovative workflow tools to develop practical guidance and practice management solutions. In 2014, LexisNexis France continued to enhance Lexis 360, the first semantic search online tool combining legal information, practical content and results from the web by providing tailored solutions for the public sector and the accounting markets.

Additional practical guidance solutions were launched in Canada, South Africa and Australia. Following the continued success of Lexis Advance in the US, an Australian version was launched in 2014 and additional international launches are planned.

In 2014, LexisNexis Legal & Professional strengthened its positions in Asia by introducing products created specifically for legal professionals and practitioners, corporate counsels, legal researchers and government institutions in markets including India, China and Japan. New practical guidance offerings are now available in China, Hong Kong and Japan. Also, LexisNexis continued its investment in broadening its core content offerings in India, Singapore and other countries in the region.

Market opportunities

Longer-term growth in legal and regulatory markets worldwide is driven by increasing levels of legislation, regulation, regulatory complexity and litigation, and an increasing number of lawyers.

Additional market opportunities are presented by the increasing demand for online information solutions and practice management tools that improve the quality and productivity of research, deliver better legal outcomes, and improve business performance. Notwithstanding this, legal activity and legal information markets are also influenced by economic conditions and corporate activity, as has been seen with the dampening of demand and the subdued market environment in North America and Europe in the aftermath of the global recession.

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

Outside the US, LexisNexis is focused on growing online services and developing further high-quality actionable content and workflow tools, including the continuous development of practical guidance and practice management applications. In 2015, LexisNexis will continue to introduce New Lexis globally. Additionally, LexisNexis is focusing on the expansion of its activities in emerging markets.

Business model, distribution channels and competition

LexisNexis Legal & Professional products and services are generally sold directly to law firms and to corporate, government, accounting and academic customers on a paid subscription basis, with subscriptions with law firms often under multi-year contracts.

Principal competitors for LexisNexis in US legal markets are West (Thomson Reuters), CCH (Wolters Kluwer) and Bloomberg. In news and business information they are Bloomberg and Factiva (News Corporation). Competitors in litigation solutions also include software companies. Significant international competitors include Thomson Reuters, Wolters Kluwer and Factiva.

Major brands

LexisNexis is the master brand used by LexisNexis Legal & Professional.

LexisNexis Legal & Professional’s major brands include: Lexis®, legal, news and public records content for legal professionals; Matthew Bender®, critical analysis, checklists, forms, and practice guides authored by industry experts covering over 50 major practice areas; Lexis®Library, LexisNexis® UK flagship legal online product; Lexis®PSL, LexisNexis® UK legal practical guidance service; Shepard’s Citations Service, a citation service; Lexis Advance, a new online legal research tool that transforms the way legal professionals conduct research; Lexis Practice Advisor, a new resource that offers guidance to help attorneys handle transactional matters more efficiently and effectively; and Law360, a legal news provider covering the entire spectrum of practice areas every single business day.

EXHIBITIONS

	Year ended December 31,
	2014	2013	2012
	(in millions)
Revenue	£890	£862	£854

Reed Exhibitions is a leading exhibitions business, with 500 events in over 30 countries.

Reed Exhibitions’ portfolio of exhibitions and conferences serves 43 industry sectors across the globe. In 2014, Reed Exhibitions brought together over 7 million event participants from around the world, generating billions of dollars of business and facilitating entry into new markets for its customers and boosting the local economies where the events are hosted.

Reed Exhibitions is a global business headquartered in London and has principal offices in Paris, Vienna, Norwalk (Connecticut), São Paulo, Abu Dhabi, Beijing, Moscow, Tokyo, and Sydney. Reed Exhibitions has 3,700 employees worldwide. In 2014, approximately 70% of Exhibitions’ revenue is derived from exhibitor participation fees, with the balance primarily comprising of conference fees, online and offline advertising, sponsorship fees and admission charges. Approximately 16% of Exhibitions’ revenue came from North America, 47% from Europe and the remaining 37% from the rest of the world on an event location basis.

Reed Exhibitions organises market-leading events which are relevant to industry needs, where participants from around the world meet face-to-face to do business, to network and to learn. Its exhibitions and conferences encompass a wide range of sectors. They include construction, cosmetics, electronics, energy and alternative energy, engineering, entertainment, gifts and jewellery, healthcare, hospitality, interior design, logistics, manufacturing, pharmaceuticals, real estate, recreation, security and safety, transport and travel.

Market opportunities

Growth in the exhibitions market is influenced by both business-to-business marketing spend and business investment. Historically, these have been driven by levels of corporate profitability, which in its turn has followed overall growth in GDP. Emerging markets and higher growth sectors provide additional opportunities for Reed Exhibitions. As some events are held other than annually, growth in any one year is affected by the cycle of non-annual exhibitions.

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

Reed Exhibitions is committed to continually improving customer solutions and experience. By providing a variety of services, including its integrated web platform, we continue to drive customer satisfaction. Using customer insights, Reed Exhibitions has developed an innovative product offering which enhances the value proposition for exhibitors by broadening their options in terms of the type and location of stand they take and the timing of their commitment to the event.

In 2014 Reed Exhibitions launched 36 new events. These included many events which delivered on the strategy of taking sector expertise, customer relationships and leading brands from one market and extending them into new geographies using local operational capability. Mipim, the leading property show held annually in Cannes, responded to the buoyant UK property market with the launch of an offshoot in London, FIBO China (health and fitness) was launched in Shanghai, building on the successful and long running German event FIBO, and in Singapore, Reed Exhibitions launched an Asian version of Maison&Objet, the leading design-led home and furniture show held twice a year in Paris.

A number of targeted acquisitions and investments were completed during 2014. Increasing its holding in Reed Tüyap gave Reed Exhibitions a strong position in Turkey, and with the acquisition of Fidalex and AFG, Reed Exhibitions achieved market leader status in Mexico. The Mexican acquisitions brought events such as Expo Carga (transport and logistics) and the Beauty Show into its portfolio. In addition, an investment in the Bakery event, serving the bakery and confectionery industry, broadening its footprint in China.

Business model, distribution channels and competition

The substantial majority of Reed Exhibitions’ revenues are from sales of exhibition space. The balance includes conference fees, online and offline advertising, sponsorship fees and, for some shows, admission charges. Exhibition space is sold directly or through local agents where applicable. Reed Exhibitions often works in collaboration with trade associations, which use the events to promote access for members to domestic and export markets, and with governments, for whom events can provide important support to stimulate foreign investment and promote regional and national enterprise. Increasingly, Reed Exhibitions is offering visitors and exhibitors the opportunity to interact before and after the show through the use of online and mobile tools such as directories and matchmaking.

Reed Exhibitions is the global market leader in a fragmented industry, holding less than a 10% global market share. Other international exhibition organisers include UBM, Informa IIR and some of the larger German Messe, including Messe Frankfurt, Messe Düsseldorf and Messe Munich. Competition also comes from industry trade associations and convention centre and exhibition hall owners.

Major brands

Reed Exhibitions’ major brands include: Mipim, the world’s property market; World Travel Market, an event for the travel industry; fiac!, an international contemporary art fair; Aluminium China, Asia’s sourcing and networking platform for the complete aluminium industry chain; Manufacturing World Tokyo, Japan’s largest trade show for the manufacturing industry; Mecanica, an international machinery trade fair; JCK Las Vegas, a North American jewellery industry trade event; and Pax Prime, a game festival for Tabletop, Videogame and PC Gamers.

ELSEVIER REED FINANCE BV

Elsevier Reed Finance BV, the Dutch parent company of the Elsevier Reed Finance BV group (“ERF”), was directly owned by Reed Elsevier PLC and Reed Elsevier NV during 2014. Effective February 25, 2015, Reed Elsevier PLC and Reed Elsevier NV transferred their direct ownership interests in ERF to their jointly-owned company Reed Elsevier Group plc. See

“Organisational Structure — Proposed Modifications to Corporate Structure, Equalisation Arrangements and Corporate Entity Names”. ERF provided treasury, finance, intellectual property and reinsurance services to the Group businesses through its subsidiaries in Switzerland: Elsevier Finance SA (“EFSA”), Reed Elsevier Properties SA (“REPSA”) and Elsevier Risks SA (“ERSA”). These three Swiss companies were organised under one Swiss holding company, which was in turn owned by ERF.

EFSA is the principal treasury centre for the combined businesses. It is responsible for all aspects of treasury advice and support for certain Group businesses, and undertakes foreign exchange and derivatives dealing services for the whole Group. EFSA also arranges or directly provides the Group businesses with financing for acquisitions, product development and other general requirements and manages cash pools, investments and debt programmes on their behalf. REPSA actively manages intellectual property assets including trademarks such as The Lancet and databases such as Reaxys and PharmaPendium. ERSA is responsible for reinsurance activities for the Group.

GOVERNMENT REGULATION

Certain of our businesses provide authorised customers with products and services such as access to public records and other information on individuals. Our businesses that provide such products and services are subject to applicable privacy and consumer information laws and regulations, including US federal and state and EU and member state regulation. Our compliance obligations vary from regulator to regulator, and may include, among other things, strict data security programs, submissions of regulatory reports, providing consumers with certain notices and correcting inaccuracies in applicable reports. We are also subject to the terms of consent decrees and other settlements with certain regulators in the U.S. See “Item 8: Financial Information — Legal Proceedings” on page 72.

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

During 2014,

—

our Scientific, Technical & Medical publications business sold subscriptions to online products and print publications to the Iran Ministry of Health, the Iran Ministry of Science Research and Technology and Islamic Azad University; and hosted pre-existing informational content from Masih Daneshvari Hospital on an online platform;

—

our Business Information business sold online subscription services to National Petrochemical Company, Abadan Petrochemical Company, Arya Sasol Polymer Company, Bandar Imam Petrochemical Company, Khorosan Petrochemical Company, Kimyagran Emrooz Chemical Industries, Petrochemical Commercial Company FZE, Polynar Corporation, Sepahan Oil Company and Tabriz Petrochemical Company; and

—	our Exhibitions business provided exhibition space to IRIB Media Trade, AITO Iran, Shahid Beheshti Medical University and the Cultural Centre of the Embassy of the Islamic Republic of Iran.

Numerous Iranian nationals attended conferences organised by our exhibitions business. Individuals located in Iran also subscribed to or purchased certain of our scientific, medical and technical publications. Many of these individuals are researchers, doctors or other professionals who have obtained subscriptions or purchased publications in their individual capacity, but who may be employed by government agencies in Iran or by hospitals, universities or other entities owned or controlled by the government of Iran. In addition, we work with authors, other contributors and journal editorial board members who are located in Iran, many of whom are employed at hospitals, universities or research institutions that are owned or controlled by the government of Iran. We also sometimes receive payments from authors located in Iran who pay us to make their articles publicly available.

During 2014, our aggregate revenue from the foregoing activities was approximately £6.3 million. We do not normally allocate net profit on a subscription-by-subscription, individual customer or country-by-country basis. However, we estimate that our net profit from these activities, after internal cost allocations, amounted to 0.1% of our net profit reported in our combined income statement for the year ended December 31, 2014.

We believe these transactions and dealings were lawful under applicable laws and regulations and anticipate that similar transactions or dealings may occur in the future.

ORGANISATIONAL STRUCTURE

Reed Elsevier PLC was originally incorporated in 1903 and Reed Elsevier NV was originally incorporated in 1880. Their businesses were combined in 1993. A description of our corporate structure as of December 31, 2014 is contained in note 1 to our combined financial statements on page F-10.

Proposed Modifications to Corporate Structure, Equalisation Arrangements and Corporate Entity Names

During 2014, the Boards carried out a review of our corporate structure and equalisation arrangements to explore ways in which it might be simplified and modernised. Certain changes have recently been made and others are being proposed to shareholders at the Annual General Meetings of Reed Elsevier PLC and Reed Elsevier NV to be held in April 2015. None of these changes will impact the economic or voting interests of any shareholder. In particular, dividend and capital distribution rights are unaffected. All parent company guarantees over debt are also unaffected.

Corporate Structure

Effective February 25, 2015, Reed Elsevier PLC and Reed Elsevier NV transferred their direct ownership interests in Elsevier Reed Finance BV to their jointly-owned company Reed Elsevier Group plc and named this newly-combined single group entity RELX Group plc. As a result, RELX Group plc now holds the businesses and subsidiaries, and carries out the Group’s financing activities.

Shareholders in Reed Elsevier PLC hold a 52.9% economic interest in the combined businesses. Reed Elsevier PLC owns a 50% direct holding in RELX Group plc and has a 5.8% shareholding in Reed Elsevier NV. All other shareholders (other than Reed Elsevier PLC) in Reed Elsevier NV hold a 47.1% economic interest in the combined businesses. In order to simplify the corporate structure and make the respective economic interests of the two parent companies’ shareholders more transparent we have proposed that Reed Elsevier PLC’s 5.8% shareholding in Reed Elsevier NV be replaced by a 2.9% direct (non-voting) shareholding in RELX Group plc. As a result, Reed Elsevier PLC’s direct equity holding in RELX Group plc will become 52.9% and Reed Elsevier NV’s direct equity holding in RELX Group plc will become 47.1%, which aligns with their shareholders’ respective economic interests.

The revised corporate structure, reflecting the changes that became effective February 25, 2015 and those being proposed to shareholders, is as follows:

*	These percentages reflect the respective equity interests of Reed Elsevier PLC and Reed Elsevier NV in RELX Group plc, subject to shareholder approval. Reed Elsevier PLC and Reed Elsevier NV will each continue to have equal voting rights in RELX Group plc, thus retaining the current 50%/50% joint voting control of the combined businesses.

Equalisation Arrangements

Presently the equalisation ratio of Reed Elsevier PLC to Reed Elsevier NV shares is such that one Reed Elsevier NV ordinary share is generally intended to confer equivalent economic interests to 1.538 Reed Elsevier PLC ordinary shares. At its Annual General Meeting in April 2015, Reed Elsevier NV is proposing a resolution to issue additional bonus ordinary shares to existing Reed Elsevier NV shareholders on the basis of 0.538 bonus shares for each share held. If approved by shareholders, this will result in one ordinary share of Reed Elsevier NV conferring equivalent economic interests to one ordinary share of Reed Elsevier PLC. The reduction in the per share economic interests of Reed Elsevier NV shareholders as a result of the increase in the number of Reed Elsevier NV shares will be correspondingly offset by the number of additional shares each Reed Elsevier NV shareholder receives in the bonus issue, leaving the economic interest of each shareholder unchanged. Reed Elsevier PLC and Reed Elsevier NV ADRs on the New York Stock Exchange will also be adjusted so that they each represent one Reed Elsevier PLC or one Reed Elsevier NV ordinary share (from their current 4-to-1 and 2-to-1 ratios respectively).

By moving from the current 1.538-to-1 to a new 1-to-1 equalisation ratio between Reed Elsevier PLC and Reed Elsevier NV ordinary shares, capital rights (on a per share basis), dividends per share (on a gross basis including, with respect to the dividend on Reed Elsevier PLC ordinary shares, the associated UK tax credit) and adjusted earnings per share all will be readily identifiable as substantially equivalent between ordinary shares as well as their respective ADRs, subject only to the prevailing currency exchange rates between pounds sterling, euros or US dollars. This will also make it simpler to compare the prices of Reed Elsevier PLC and Reed Elsevier NV ordinary shares as well as their respective ADRs.

Subject to shareholder approval of the issuance of additional bonus shares by Reed Elsevier NV, the bonus issue, the changes to the number of Reed Elsevier PLC and Reed Elsevier NV ADRs and the requisite amendments to the Governing Agreement, all will be effective as of July 1, 2015.

Corporate Entity Names

Along with the proposed changes to the corporate structure, the Boards undertook a review of the names of the corporate entities. Following that review, as already noted, the Boards determined that as part of the transfer of ownership of Elsevier Reed Finance BV from Reed Elsevier PLC and Reed Elsevier NV to Reed Elsevier Group plc it was appropriate to name the newly-combined entity that holds the businesses and subsidiaries, and carries out the Group’s financing activities, RELX Group plc. The Boards believe this shorter and more modern name reflects the transformation of the Group to a technology, content and analytics driven business while at the same time maintaining the link with its proud heritage. The Boards are proposing to shareholders at the Annual General Meetings in 2015 to also change the corporate names of Reed Elsevier PLC and Reed Elsevier NV to RELX PLC and RELX NV, respectively. There will not be any brand or name changes for any customer facing products or business units.

Shareholder Approval

As noted, certain of the structural changes and the change of name of the two parent companies, Reed Elsevier PLC and Reed Elsevier NV, will require the approval of shareholders. Detailed descriptions of the resolutions to be put to the Annual General Meetings of Reed Elsevier PLC and Reed Elsevier NV in April 2015 will be set out in the respective Notices of Annual General Meeting.

Significant Subsidiaries, Associates, Joint Ventures and Business Units

A list of significant subsidiaries, associates, joint ventures and business units is included under Item 19: Exhibits on pages S-3 and S-4.

INTELLECTUAL PROPERTY

Our products and services are largely comprised of intellectual property content delivered through a variety of media, including online, journals and books. We rely on trademark, copyright, patent, trade secret and other intellectual property laws, as well as in some cases licensing arrangements with third parties, to establish and protect our proprietary rights in these products and services.

PROPERTY, PLANT AND EQUIPMENT

We own or lease approximately 280 properties around the world, the majority of leased space being in the United States. The table below identifies the principal owned and leased properties which we use in our business.

Location	Primary Business segment(s)	Principal use(s)	Floor space (square feet)
Owned properties
Alpharetta, Georgia	Risk & Business Information	Office and data centre	406,000
Miamisburg, Ohio	Risk & Business Information and Legal	Office	403,638
Linn, Missouri	Scientific, Technical & Medical	Warehouse	246,260
Binghamton, New York	Legal	Warehouse	162,000

Leased properties
New York, New York	Scientific, Technical & Medical	Office	451,800
Amsterdam, Netherlands	Risk & Business Information and Scientific, Technical & Medical	Office	215,455
Miamisburg, Ohio	Risk & Business Information, Legal and Scientific, Technical & Medical	Office and data centre	213,802
Sutton, England	Risk & Business Information and Legal	Office	191,960

All of the above properties are substantially occupied by our businesses with the exception of the New York, New York property, where we occupy less than half of the floor space.

No property owned or leased by us which is considered material to us taken as a whole is presently subject to liabilities relating to environmental regulations and none has major encumbrances.

ITEM 5: OPERATING AND FINANCIAL REVIEW AND PROSPECTS

OPERATING RESULTS — THE GROUP

The following discussion is based on the combined financial statements of the Group for the three years ended December 31, 2014 which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and as adopted by the European Union.

The following discussion should be read in conjunction with, and is qualified by reference to, the combined financial statements.

The following tables analyse the Group’s revenue in each of the three years ended December 31, 2014, 2013 and 2012 by type, format and geographic market. We derive our revenue principally from subscriptions, transactional and advertising sales. Transactional sales includes revenue from exhibitions. For additional information, see note 3 to the combined financial statements.

Revenue by type

Year ended December 31,

	2014		2013		2012
	(in millions, except percentages)
Subscriptions	£2,966	51%	£3,112	52%	£2,978	49%
Transactional	2,672	47	2,683	44	2,788	45
Advertising	135	2	240	4	350	6

Total	£5,773	100%	£6,035	100%	£6,116	100%

Revenue by format

Year ended December 31,

	2014		2013		2012
	(in millions, except percentages)
Electronic	£3,839	66%	£3,971	66%	£3,896	64%
Print	1,012	18	1,168	19	1,305	21
Face to face	922	16	896	15	915	15

Total	£5,773	100%	£6,035	100%	£6,116	100%

Revenue by geographic market

Year ended December 31,

	2014		2013		2012
	(in millions, except percentages)
North America	£2,878	50%	£3,082	51%	£3,154	52%
United Kingdom	455	8	443	7	442	7
The Netherlands	153	3	166	3	165	3
Rest of Europe	1,053	18	1,074	18	1,176	19
Rest of world	1,234	21	1,270	21	1,179	19

Total	£5,773	100%	£6,035	100%	£6,116	100%

The cost profile of individual businesses within the Group varies widely and costs are controlled on an individual business unit basis. Our most significant cost item is staff costs of £1,709 million (2013: £1,775 million; 2012: £1,845 million).

The following tables show revenue and adjusted operating profit for each of our business segments in each of the three years ended December 31, 2014, 2013 and 2012 together with the percentage change in 2014 and 2013 at both actual and constant exchange rates. Adjusted operating profit is included on the basis that it is the key segmental profit measure used by management to evaluate performance and allocate resources to the business segments, as reported under IFRS8: Operating Segments in note 3 to the combined financial statements. Adjusted operating profit represents operating profit before amortisation of acquired intangible assets, acquisition related costs, the share of profit on disposals in joint ventures, and is grossed up to exclude the equity share of taxes in joint ventures. A reconciliation of operating profit to adjusted operating profit is included below.

Following a review of activities, assets and costs across the business, we introduced a new method for the allocation of corporate and shared costs from January 1, 2014. Previously unallocated items and costs relating to shared activities and resources have been attributed to the business segments on the basis of usage and benefits derived. This new allocation reflects an increased level of shared resources and capitalised costs. Comparative adjusted operating profit figures for 2013 and 2012 have been restated as if this allocation method had operated in the prior periods.

	Revenue Year ended December 31,
	2014		2013		% change		2012		% change
					actual rates	constant rates(1)			actual rates	constant rates(2)
	(in millions, except percentages)
Scientific, Technical & Medical	£2,048	36%	£2,126	35%	-4%	+1%	£2,063	34%	+3%	+1%
Risk & Business Information	1,439	25%	1,480	25%	-3%	+2%	1,589	26%	-7%	-8%
Legal	1,396	24%	1,567	26%	-11%	-6%	1,610	26%	-3%	-4%
Exhibitions	890	15%	862	14%	+3%	+11%	854	14%	+1%	+2%

Total	£5,773	100%	£6,035	100%	-4%	+1%	£6,116	100%	-1%	-3%

	Adjusted Operating Profit(3) Year ended December 31,
	2014		2013 Restated		% change		2012 Restated		% change
					actual rates	constant rates(1)			actual rates	constant rates(2)
	(in millions, except percentages)
Scientific, Technical & Medical	£762	44%	£787	45%	-3%	+1%	£743	44%	+6%	+2%
Risk & Business Information	506	29%	507	29%	0%	+5%	498	29%	+2%	0%
Legal	260	15%	250	14%	+4%	+10%	244	15%	+2%	+2%
Exhibitions	217	12%	210	12%	+3%	+12%	208	12%	+1%	+4%

Subtotal	£1,745	100%	£1,754	100%			£1,693	100%
Corporate costs	(6)		(5)				(5)

Total	£1,739		£1,749		-1%	+5%	£1,688		+4%	+1%

(1)	Represents percentage change in 2014 over 2013 at constant rates of exchange, which have been calculated using the average and hedge exchange rates for the 2013 financial year. These rates were used in the preparation of the 2013 combined financial statements.

(2)	Represents percentage change in 2013 over 2012 at constant rates of exchange, which have been calculated using the average and hedge exchange rates for the 2012 financial year. These rates were used in the preparation of the 2012 combined financial statements.

(3)	Adjusted operating profit represents operating profit before the amortisation of acquired intangible assets, acquisition related costs, the share of profit on disposal in joint ventures and is grossed up to exclude the equity share of taxes in joint ventures, and is reconciled to operating profit below.

Adjusted operating profit is a non-GAAP measure included on the basis that it is a key financial measure used by management in assessing performance. It is derived from operating profit as follows:

	2014	2013	2012
	(in millions)
Operating profit	£1,402	£1,376	£1,333
Adjustments:
Amortisation of acquired intangible assets	286	318	329
Acquisition related costs	30	43	21
Reclassification of tax in joint ventures	21	12	5

Adjusted operating profit	£1,739	£1,749	£1,688

Underlying revenue growth and underlying adjusted operating profit growth are non-GAAP measures included on the basis that they are key financial measures used by management in assessing performance. References to underlying growth are calculated at constant currencies, and exclude the results of all acquisitions and disposals made in both the year and prior year and assets held for sale. Underlying revenue growth rates also exclude the effects of exhibition cycling. The reconciliations of reported revenue and adjusted operating profit year-on-year are presented below:

	Revenue		Adjusted operating profit
	£m	% change	£m	% change
Year to December 31, 2012	6,116		1,688
Underlying growth	167	+3%	75	+5%
Exhibition cycling	(31)	-1%
Acquisitions	69	+1%	11	—
Disposals	(362)	-6%	(62)	-4%
Currency effects	76	+2%	37	+3%

Year to December 31, 2013	6,035	-1%	1,749	+4%
Underlying growth	171	+3%	78	+5%
Exhibition cycling	30	+1%
Acquisitions	77	+1%	11	—
Disposals	(228)	-4%	(2)	—
Currency effects	(312)	-5%	(97)	-6%

Year to December 31, 2014	5,773	-4%	1,739	-1%

In the commentary following, percentage movements are at actual exchange rates unless otherwise stated. Percentage movements at constant exchange rates are calculated using the average and hedge exchange rates for the previous financial year. Percentage movements at both actual rates and constant rates are shown in tables on page 27. The effect of currency movements on the 2014 results is further described separately below (see “— Effect of Currency Translation” on page 37). References to operating profit relate to operating profit including joint ventures. Adjusted operating margin and underlying growth are defined in the glossary on pages S-1 and S-2.

Results of Operations for the Year Ended December 31, 2014

Compared to the Year Ended December 31, 2013

Revenue was £5,773 million (2013: £6,035 million), down 4%. Underlying revenue growth was 3%. At constant currencies, revenue growth was 1%. If exhibition cycling effects had been included underlying revenue growth would have been 4%.

The overall effect of disposals in 2014 was to reduce revenue growth by 4%, partially offset by a 1% contribution from acquisitions. Disposals made throughout 2014 will continue to impact reported revenue and operating profit growth rates in 2015.

The impact of currency movements was to reduce revenue by 5%, principally due to the weakening of the US dollar, on average, against sterling during 2014.

Total operating costs, including the amortisation of acquired intangible assets and acquisition related costs, decreased by 6%, principally reflecting business disposals and currency effects, partly offset by an increase in underlying costs. Actions were taken across our businesses to improve cost efficiency. At constant currencies, total operating costs decreased by 1%.

Underlying operating costs, excluding acquisitions and disposals, were up 3%, reflecting investment in global technology platforms and the launch of new products and services, partly offset by continued process innovation.

Cost of sales were £2,006 million, down 5% compared with 2013, in line with the overall decrease in revenue. Selling and distribution costs were £934 million, down 7%, while administration and other expenses were £1,467 million, down 6%, both principally reflecting the impact of business disposals and currency effects. Except as noted, changes in cost of sales, selling and distribution costs, and administration and other expenses, including changes in individual components thereof, were not material to the operating profit performance of the individual segments.

The amortisation charge in respect of acquired intangible assets, including the share of amortisation in joint ventures, decreased to £286 million (2013: £318 million), reflecting certain assets becoming fully amortised and currency effects. Acquisition related costs were £30 million (2013: £43 million), including a charge for deferred consideration payments required to be expensed under IFRS.

Total operating costs, excluding the amortisation of acquired intangible assets and acquisition related costs, decreased by 6%, principally reflecting business disposals and currency effects. Depreciation and amortisation of internally generated intangible assets decreased to £237 million (2013: £249 million).

The net pension expense, excluding the net pension financing charge, was £95 million (2013: £61 million), including settlement and past service credits of £15 million (2013: £59 million).

Reported operating profit was £1,402 million (2013: £1,376 million).

Total adjusted operating profit was £1,739 million (2013: £1,749 million), down 1%. Underlying adjusted operating profit grew 5%. Acquisitions and disposals had minimal net impact on adjusted operating profit. Currency effects reduced adjusted operating profit by 6%.

The overall adjusted operating margin of 30.1% was 1.1 percentage points higher than in the prior year. This included a 0.9 percentage point benefit to margin from portfolio change and a 0.1 percentage point decrease from currency effects.

Net pre-tax disposal losses were £11 million (2013: £16 million gain), arising largely from the sale of certain Risk & Business Information assets. These losses were increased by a related tax charge of £3 million (2013: £34 million charge).

Net finance costs were lower at £162 million (2013: £196 million), including the pension financing charge of £15 million (2013: £19 million). The reduction primarily reflects the benefit of term debt refinancing at lower rates and currency translation effects.

Profit before tax was £1,229 million (2013: £1,196 million). The tax charge was £269 million (2013: £81 million). In 2013, this included a deferred tax credit of £221 million arising on the alignment of certain business assets with their global management structure. The reported net profit attributable to the parent companies’ shareholders was £955 million (2013: £1,110 million).

Scientific, Technical & Medical

	Revenue % change*	Adjusted operating profit % change*
Underlying growth	+2%	+3%
Acquisitions/disposals	–1%	–2%
Currency effects	–5%	–4%

Total growth	–4%	–3%

*	Percentage movements in this and similar tables on pages 31 to 36 relate to changes in revenue and adjusted operating profit expressed in sterling.

Key business trends were positive for the year with underlying revenue growth in research subscriptions. Electronic revenues, which now account for 74% of the total, continued to grow across all segments.

Revenue was £2,048 million (2013: £2,126 million), down 4%. Underlying revenue growth was 2%.

In primary research, article submissions to subscription journals and usage continued to grow in double digits, and journal quality, as measured by relative impact factor, was maintained. Subscription revenue growth was driven by increased volume and new sales.

The volume of “author-pays” or “author’s-funder-pays” articles continued to grow from a small base. We continued to launch new journals, and now operate over 100 stand-alone author pays open access journals alongside our sponsored article option in over 1,600 subscription journals.

We saw continued growth in databases and tools, as well as in electronic reference and education.

Print book and pharma promotion revenues continued to decline, albeit at a slightly lower rate than in the prior year.

The impact of currency movements was to reduce revenue by 5%. The overall effect of portfolio changes was to reduce revenue by 1%.

Total operating costs, including acquired intangible asset amortisation and acquisition related costs, decreased by 5% to £1,364 million, largely reflecting currency movements. Amortisation of acquired intangible assets decreased to £79 million (2013: £86 million). Depreciation and amortisation of internally generated intangible assets decreased to £94 million (2013: £100 million).

Underlying operating costs, excluding acquired intangible asset amortisation and acquisition related costs, grew by 1%.

Adjusted operating profit was £762 million (2013: £787 million), down 3%. Underlying adjusted operating profit grew 3%. The effect of portfolio changes was to reduce adjusted operating profit by 2%. The impact of currency movements was to reduce adjusted operating profit by 4%.

The adjusted operating margin increased by 0.2 percentage points, which included a 0.2 percentage point benefit from currency effects.

Risk & Business Information

	Revenue % change	Adjusted operating profit % change
Underlying growth	+6%	+6%
Acquisitions/disposals	–4%	–1%
Currency effects	–5%	–5%

Total growth	–3%	0%

Underlying revenue growth was driven by volume growth, new product roll-outs and expansion in adjacent segments. Underlying adjusted operating profit growth broadly matched underlying revenue growth, reflecting ongoing organic investment initiatives.

Revenue was £1,439 million (2013: £1,480 million), down 3%. Underlying revenue growth was 6%.

Growth in the insurance segment was driven by demand for the US auto underwriting business, take up of new products and services across the insurance workflow, and expansion in adjacent market verticals. The businesses continued to expand internationally, with 5% of revenue outside of the US and Europe.

In Business Services, growth was driven by demand for identity authentication and fraud detection solutions, particularly in the financial services sector.

In Government, the state & local segment continued to grow. Federal government revenue trends improved during the year.

Major Data Services maintained underlying revenue growth, driven by Accuity, XpertHR, and ICIS, and other magazines & services were stable.

The impact of currency movements was to reduce revenue by 5%.

In 2014 we continued to support organic growth through the acquisition of data and analytics assets. In 2014 we completed the acquisition of Innovata, a provider of airline schedule data, Tracesmart, a provider of UK public records, Wunelli, a provider of telematics solutions for the auto industry, FircoSoft, a provider of anti-money laundering solutions for the financial services industry, and Health Market Science, supplier of data on health care professionals.

We also exited assets that no longer fit our strategy, including the disposal of several magazines and the spin-off of certain construction industry assets. The overall effect of portfolio changes was to reduce revenue by 4%.

Total operating costs, including acquired intangible asset amortisation and acquisition related costs, decreased by 4% to £1,062 million principally reflecting currency effects and the impact of disposals. The amortisation charge in respect of acquired intangible assets decreased to £116 million (2013: £128 million), reflecting certain assets becoming fully amortised and currency effects.

Underlying operating costs, excluding acquired intangible asset amortisation and acquisition related costs, grew 6%, reflecting continued investment in new product development.

Adjusted operating profit was £506 million (2013: £507 million), flat on prior year. Underlying adjusted operating profit grew 6%. The effect of portfolio changes was to reduce adjusted operating profit by 1%. The impact of currency movements was to reduce adjusted operating by profit by 5%.

The adjusted operating margin increased by 0.9 percentage points, principally driven by portfolio changes.

Legal

	Revenue % change	Adjusted operating profit % change
Underlying growth	+1%	+6%
Acquisitions/disposals	–7%	+4%
Currency effects	–5%	–6%

Total growth	–11%	+4%

Underlying revenue trends remained unchanged in 2014, with subdued market conditions in the US and Europe limiting overall revenue growth. The improvement in profitability reflects a combination of process innovation, infrastructure decommissioning, and portfolio reshaping.

Revenue was £1,396 million (2013: £1,567 million), down 11%. Underlying revenue growth was 1%. US and European markets remained stable but subdued. In other international markets we continued to see growth, with 11% of revenues outside of the US and Europe.

Portfolio changes reduced revenue by 7%. The impact of currency movements was to reduce revenue by 5%. Electronic revenues, which now account for 77% of the total, saw continued growth, partially offset by print declines.

The roll out of new platform releases continued in 2014, and adoption and usage rates for new products and solutions have continued to progress well.

Total operating costs, including acquired intangible asset amortisation and acquisition related costs, decreased by 14% to £1,223 million principally reflecting currency effects and the impact of disposals. The amortisation charge in respect of acquired intangible assets amounted to £57 million (2013: £64 million). Acquisition related costs reduced to £17 million (2013: £22 million) including a charge for deferred consideration required to be expensed under IFRS. Depreciation and amortisation of internally generated intangible assets decreased to £94 million (2013: £101 million).

Underlying operating costs, excluding acquired intangible asset amortisation and acquisition related costs, were flat year on year.

Adjusted operating profit was £260 million (2013: £250 million), up 4%. Underlying adjusted operating profit grew 6%. The effect of portfolio changes was to increase adjusted operating profit by 4%. The impact of currency movements was to reduce adjusted operating profit by 6%.

Organic process innovation, infrastructure decommissioning and portfolio changes contributed to a 2.6 percentage point improvement in the adjusted operating profit margin during 2014.

Exhibitions

	Revenue % change	Adjusted operating profit % change
Underlying growth (excluding cycling)	+7%
Cycling effects	+2%

Underlying growth (adjusted for cycling)	+9%	+9%
Acquisitions/disposals	+2%	+3%
Currency effects	-8%	-9%

Total growth	+3%	+3%

Exhibitions achieved another year of underlying revenue and adjusted operating profit growth, and continued to actively pursue growth opportunities through new launches and small acquisitions.

Revenue was £890 million (2013: £862 million), up 3%. Underlying revenue growth was 7%. Had the effects of cycling been included, underlying revenue growth would have been two percentage points higher.

Portfolio changes increased revenue by 2%. Currency movements reduced revenue by 8%.

The US and Japan achieved underlying revenue growth. In the US, growth reflected demand across our broad portfolio of leading events. Strong growth in Japan was driven by new launches and demand across our major events.

Europe saw modest growth overall. Domestic markets remained subdued, but international events in the UK and France achieved growth.

China continued to see strong growth in certain sectors, and moderate growth elsewhere. Revenues in Brazil reflected growth in some of our leading events, but a slowdown in the wider economy. Most other markets continued to grow.

In 2014 we launched 36 new events and completed several small acquisitions and joint venture investments, primarily in high growth geographies and sectors. In total, 37% of revenues were outside of the US and Europe.

Total operating costs, including acquired intangible asset amortisation and acquisition related costs, were £716 million, up 2%. The amortisation charge in respect of acquired intangible assets fell to £34 million (2013: £40 million).

Underlying operating costs, excluding acquired intangible asset amortisation and acquisition related costs, grew 6%, slightly below revenue, reflecting the increase in activity.

Adjusted operating profit was £217 million (2013: £210 million), up 3%. Underlying adjusted operating profit grew 9%. The effect of portfolio changes was to increase adjusted operating profit by 3%. The impact of currency movements was to reduce adjusted operating profit by 9%.

The adjusted operating margin was flat year on year.

Results of Operations for the Year Ended December 31, 2013

Compared to the Year Ended December 31, 2012

In 2012 and 2013, Risk Solutions and Business Information operated as separate business areas. Accordingly, financial information has been presented separately.

In 2014, following a review of activities, assets and costs across the business, we introduced a new method for the allocation of corporate and shared costs from January 1, 2014. Previously unallocated items and costs relating to shared activities and resources have been attributed to the business segments on the basis of usage and benefits derived. This new allocation reflects an increased level of shared resources and capitalised costs. Adjusted operating profit and operating profit figures for 2013 and 2012 have been restated as if this allocation method had been used in the prior years.

Revenue was £6,035 million (2012: £6,116 million), down 1%. Underlying revenue growth was 3%. Had the effects of exhibition cycling been included, underlying revenue growth would have been 2%.

The overall effect of disposals in 2013 was to reduce revenue by 6%, partially offset by a 1% increase from acquisitions. There have been disposals in each of our businesses, but the effect is most significant in Risk Solutions, where we sold the pre-employment screening business, in Business Information where we made a number of disposals, and in Legal where Martindale-Hubbell, the US lawyer directory business, was spun out into a joint venture. Disposals made throughout 2013 will continue to impact reported revenue and operating profit growth rates in 2014.

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

Scientific, Technical & Medical

	Revenue* % change	Adjusted* operating profit % change
Underlying growth	+2%	+3%
Acquisitions/disposals	-1%	-1%
Currency effects	+2%	+4%

Total growth	+3%	+6%

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

In primary research, growth in article submissions and usage remained strong across the scientific, technical and medical segments, and journal quality, as measured by Impact Factor, continued to improve. Revenue growth was driven by solid subscription renewals and new sales. “Author-pays” or “author’s-funder-pays” article volumes continued to grow from a small base. Good growth in scientific databases & tools and electronic clinical solutions was also supported by new sales.

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

Total operating costs, including acquired intangible asset amortisation and acquisition related costs, increased by 2% to £1,433 million. Amortisation of acquired intangible assets increased to £86 million (2012: £78 million). Depreciation and amortisation of internally generated intangible assets increased to £100 million (2012: £87 million).

Underlying operating costs, excluding acquired intangible asset amortisation and acquisition related costs, grew by 1%.

Adjusted operating profit was £787 million (2012: £743 million), up 6%. Underlying adjusted operating profit grew 3%. The effect of portfolio changes was to reduce adjusted operating profit by 1%. The impact of currency movements was to increase adjusted operating profit by 4%.

The adjusted operating margin increased by 1.0 percentage points, which included a 0.6 percentage point benefit from currency effects.

Risk Solutions

	Revenue % change	Adjusted operating profit % change
Underlying growth	+8%	+8%
Acquisitions/disposals	-9%	-4%
Currency effects	+2%	+2%

Total growth	+1%	+6%

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

Total operating costs, including acquired intangible asset amortisation and acquisition related costs, decreased by 4% to £634 million. The amortisation charge in respect of acquired intangible assets decreased to £97 million (2012: £109 million), reflecting business disposals.

Underlying operating costs, excluding acquired intangible asset amortisation and acquisition related costs, grew 8% reflecting continued investment in new product development.

Adjusted operating profit was £401 million (2012: £380 million), up 6%. Underlying adjusted operating profit grew 8%. The effect of portfolio changes was to reduce adjusted operating profit by 4%. The impact of currency movements was to increase adjusted operating by profit by 2%.

The adjusted operating margin increased by 2.1 percentage points, principally driven by portfolio changes.

Business Information

	Revenue % change	Adjusted operating profit % change
Underlying growth	+4%	+14%
Acquisitions/disposals	-23%	-25%
Currency effects	+2%	+1%

Total growth	-17%	-10%

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

Total operating costs, including acquired intangible asset amortisation and acquisition related costs, decreased by 19% to £477 million. This included a £36 million reduction in cost of sales, a £36 million reduction in selling and distribution costs and a £38 million reduction in administration and other expenses, each reflecting business disposals. The amortisation charge in respect of acquired intangible assets decreased to £31 million (2012: £37 million).

Underlying operating costs, excluding acquired intangible asset amortisation and acquisition related costs, grew by 1%.

Adjusted operating profit was £106 million (2012: £118 million), down 10%. Underlying adjusted operating profit grew 14%. The effect of portfolio changes was to reduce adjusted operating profit by 25%. The impact of currency movements was to increase adjusted operating profit by 1%.

The adjusted operating margin increased by 1.5 percentage points, the result of the continued organic transformation of the business.

Legal

	Revenue % change	Adjusted operating profit % change
Underlying growth	+1%	+5%
Acquisitions/disposals	-5%	-4%
Currency effects	+1%	+1%

Total growth	-3%	+2%

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

Total operating costs, including acquired intangible asset amortisation and acquisition related costs, decreased by 2% to £1,406 million. The amortisation charge in respect of acquired intangible assets amounted to £64 million (2012: £73 million). Acquisition related costs increased to £22 million (2012: £4 million) including a charge for certain deferred consideration required to be expensed under IFRS. Depreciation and amortisation of internally generated intangible assets increased to £101 million (2012: £85 million), offset by actions taken to improve cost efficiency.

Underlying operating costs, excluding acquired intangible asset amortisation and acquisition related costs, were flat year on year.

Adjusted operating profit was £250 million (2012: £244 million), up 2%. Underlying adjusted operating profit grew 5%. The effect of portfolio changes was to reduce adjusted operating profit by 4%. The impact of currency movements was to increase adjusted operating profit by 1%.

Ongoing process innovation and some initial decommissioning of old infrastructure more than offset inflation and higher depreciation, contributing to a 0.7 percentage point improvement in the adjusted operating profit margin during 2013.

Exhibitions

	Revenue % change	Adjusted operating profit % change
Underlying growth (excluding cycling)	+7%
Cycling effects	-5%

Underlying growth (adjusted for cycling)	+2%	+4%
Acquisitions/disposals	0%	0%
Currency effects	-1%	-3%

Total growth	+1%	+1%

In 2013 Exhibitions maintained strong underlying revenue growth. While growth in Europe was modest, the US, Japan, Brazil and other markets all grew well.

Revenue was £862 million (2012: £854 million), up 1%. Underlying revenue growth was 7%. Had the effects of cycling been included, underlying revenue growth would have been 2%.

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

The impact of exhibition cycling has steadily been reduced from 10% in 2011 through 8% in 2012, to 5% in 2013.

Total operating costs, including acquired intangible asset amortisation and acquisition related costs, were £704 million, up 3%. The amortisation charge in respect of acquired intangible assets increased to £40 million (2012: £32 million) as a result of acquisitions completed in 2013 and 2012.

Underlying operating costs, excluding acquired intangible asset amortisation and acquisition related costs, grew 1%, slightly below revenue.

Adjusted operating profit was £210 million (2012: £208 million), up 1%. Underlying adjusted operating profit grew 4%. Portfolio changes had no overall impact on adjusted operating profit growth during 2013. The impact of currency movements was to reduce adjusted operating profit by 3%.

The adjusted operating margin increased by 0.1 percentage points.

Critical Accounting Policies

The accounting policies of the combined businesses under IFRS as issued by the IASB and as adopted by the EU are described in note 2 to the combined financial statements. The most critical accounting policies and estimates used in determining the financial condition and results of the combined businesses, and those requiring the most subjective or complex judgments, relate to the valuation of goodwill and acquired intangible assets, capitalisation of development spend, pensions and taxation.

The Audit Committees of Reed Elsevier PLC, Reed Elsevier NV and RELX Group plc have reviewed the development and selection of critical accounting estimates, and the disclosure of critical accounting policies in the financial statements.

Effect of Currency Translation

The combined financial statements are expressed in sterling and are therefore subject to the impact of movements in exchange rates on the translation of the financial information of individual businesses whose operational currencies are other than sterling. The principal exposures in relation to the results reported in sterling are to the US dollar and the euro, reflecting our business exposure to the United States and the euro zone, its most important markets. Some of these exposures are offset by denominating borrowings in US dollars.

Individual businesses are subject to foreign exchange transaction exposures caused by the effect of exchange rate movements on their revenue and operating costs, to the extent that such revenue and costs are not denominated in their functional currencies. Individual businesses generally hedge their exposures at market rates with the centralised treasury department within ERF. Hedging of foreign exchange transaction exposure is the only hedging activity undertaken by the individual businesses. For further details see note 18 to the combined financial statements.

Currency differences reduced the Group’s revenue by £312 million in 2014 compared to 2013. Excluding amortisation of acquired intangible assets of £286 million and acquisition related costs of £30 million, currency differences reduced operating profits by £97 million in 2014 compared to 2013. Acquired intangible asset amortisation and acquisition related costs are predominantly denominated in US dollars and, after these charges, currency differences reduced operating profits by £70 million in 2014 compared to 2013. Borrowings are predominantly denominated in US dollars and, after charging net finance costs, currency differences reduced profit before tax by £78 million in 2014 compared to 2013.

Recently Issued Accounting Pronouncements

Recently Issued Accounting Pronouncements are set out in note 2 to the combined financial statements.

LIQUIDITY AND CAPITAL RESOURCES — THE GROUP

Cash Flow

The Group’s cash generated from operations in 2014 amounted to £1,851 million (2013: £1,943 million; 2012: £1,847 million). Included in these net cash inflows are cash outflows of £27 million (2013: £40 million; 2012: £62 million) relating to acquisition related costs and exceptional restructuring costs incurred in prior years. A substantial proportion of revenue is received through subscription and similar advanced receipts, principally for scientific and medical journals and exhibition fees. At December 31, 2014 subscriptions and other revenues received in advance totalled £1,453 million (2013: £1,403 million; 2012: £1,394 million).

The Group’s cash outflow on the purchase of property, plant and equipment in 2014 was £67 million (2013: £57 million; 2012: £70 million), while proceeds from the sale of property, plant and equipment amounted to £10 million (2013: £6 million; 2012: £7 million). The cash outflow on internally developed intangible assets in 2014 was £203 million (2013: £251 million; 2012: £263 million), reflecting sustained investment in new products and related infrastructure, particularly in the Legal business.

Net cash proceeds from disposals amounted to £53 million, after related separation and transaction costs, and working capital and other adjustments in respect of prior year transactions.

During 2014, the Group paid a total of £396 million (2013: £221 million; 2012: £316 million) for acquisitions, including deferred consideration of £34 million (2013: £21 million; 2012: £30 million) on past acquisitions and after taking account of net cash acquired of £9 million (2013: £14 million; 2012: £12 million). A further £6 million (2013: £10 million; 2012: £7 million) was paid on the purchase of investments during the year. During 2014, the Group paid tax of £348 million (2013: £362 million; 2012: £216 million).

Share repurchases by the parent companies in 2014 were £600 million (2013: £600 million; 2012: £250 million), with a further £100 million repurchased in 2015 as at February 25, 2015. On February 26, 2015, Reed Elsevier PLC and Reed Elsevier NV announced their intention to repurchase further ordinary shares up to the value of £400 million in aggregate over the remainder of 2015. The Employee Benefit Trust purchased shares in the parent companies totalling £39 million (2013: nil; 2012: nil). Proceeds from the exercise of share options were £45 million (2013: £125 million; 2012: £48 million).

During 2014, the Group paid ordinary dividends totalling £565 million to the shareholders of the parent companies (2013: £549 million; 2012: £521 million). Dividend payments are funded by the operating cash flow of the business after capital spend.

Debt

Net borrowings, a key indebtedness measure used in assessing the Group’s financial position, at December 31, 2014 were £3,550 million (2013: £3,072 million; 2012: £3,127 million), comprising gross borrowings of £3,825 million, and £1 million of related derivative financial instrument liabilities, less cash and cash equivalents of £276 million. Excluding currency effects, net borrowings increased by £399 million.

Net borrowings are reconciled as follows:

	2014	2013	2012
	£m	£m	£m
Cash & cash equivalents	276	132	641
Borrowings	(3,825)	(3,281)	(3,892)
Related derivative financial instruments	(1)	77	124

Net borrowings	(3,550)	(3,072)	(3,127)

Liquidity

In June 2014, the first of two one year extension options was exercised on the $2.0 billion committed bank facility, taking the maturity to July 2019. This back-up facility provides security of funding for short-term debt. At December 31, 2014, this facility was undrawn.

In May 2014, €350 million of euro denominated floating rate term debt was issued with a maturity of three years, and swapped to $480 million on issue. In August 2014, £300 million of sterling denominated fixed rate term debt was issued with a maturity of five years and a coupon of 2.75%. In December 2014, $20 million of US term debt maturing in January 2019 was purchased in the open market.

The Group has ample liquidity and access to debt capital markets, providing the ability to repay or refinance borrowings as they mature.

Contractual Obligations

The contractual obligations of the Group relating to debt finance and operating leases at December 31, 2014 analysed by when payments are due, are summarised below.

	Total	Less than 1 year	1-3 years	3-5 years	After 5 years
	(in millions)
Short term debt(1)(2)	£679	£679	£—	£—	£—
Long term debt (including finance leases)(2)	3,976	135	1,246	962	1,633
Operating leases	523	96	157	121	149

Total	£5,178	£910	£1,403	£1,083	£1,782

(1)	Short term debt primarily comprises term debt issues maturing within one year and commercial paper, and is supported by a $2,000 million committed bank facility maturing in July 2019 and by the central management of cash and cash equivalents. At December 31, 2014 the committed bank facility was undrawn.

(2)	Short and long term debt obligations comprise undiscounted principal and interest cash flows. Interest cash flows are calculated by reference to the contractual payment dates and the fixed interest rates (for fixed rate debt) or the relevant forecast interest rates (for floating rate debt).

Information on retirement benefit obligations is set out in note 6 to the combined financial statements.

Off-Balance Sheet Arrangements

Save as disclosed above under “Contractual Obligations”, we have no off-balance sheet arrangements that currently have or are reasonably likely to have a material effect on the combined businesses’ financial condition, results of operations, liquidity, capital expenditure or capital resources.

Treasury policies

The main treasury risks faced by the Group are liquidity risk, interest rate risk, foreign currency risk and credit risk. The Boards of Reed Elsevier PLC and Reed Elsevier NV agree overall policy guidelines for managing each of these risks and the Boards of RELX Group plc and Elsevier Finance SA agree policies (in line with parent company guidelines) for their respective business and treasury centres. A summary of these policies is provided in note 18 to the financial statements on pages F-37 to F-44. Financial instruments are used to finance our businesses and to hedge transactions. Our businesses do not enter into speculative transactions.

Capital and liquidity management

The capital structure is managed to support our objective of maximising long-term shareholder value through appropriate security of funding, ready access to debt and capital markets, cost effective borrowing and flexibility to fund business and acquisition opportunities while maintaining appropriate leverage to ensure an efficient capital structure.

Over the long-term, we seek to maintain cash flow conversion of 90% or higher and credit metrics that are consistent with a solid investment grade credit rating. The typical credit metrics are net debt to EBITDA, on a pensions and lease adjusted and on an unadjusted basis, and free cash flow as percentage of net debt. Adjusted EBITDA is derived from net profit as follows:

	2014	2013	2012
	(in millions)	(in millions)	(in millions)
Net profit for the year	£960	£1,115	£1,049
Adjustments:
Taxation	269	81	102
Disposals and other non operating items	11	(16)	(45)
Net finance costs	162	196	227
Amortisation of acquired intangible assets	286	318	329
Depreciation and other amortisation	237	249	227
Acquisition related costs	30	43	21
Reclassification of tax in joint ventures	21	12	5

Adjusted EBITDA	£1,976	£1,998	£1,915

Our uses of free cash flow over the longer-term balance the dividend policy, selective acquisitions and share repurchases, while retaining the balance sheet strength to maintain access to cost effective sources of borrowing.

Further detail on our capital and liquidity management is provided on page F-37.

Short-Term Borrowings

The main treasury centres operate commercial paper programmes to provide flexibility for funding operational requirements of the combined businesses on a daily basis, at short notice and at competitive rates. Commercial paper is issued under both US and Euro programmes and guaranteed by Reed Elsevier PLC and Reed Elsevier NV. In addition, short-term borrowing facilities are established with local banks to support the daily requirements of businesses operating in certain countries where there may be restrictions on borrowing from affiliates. Term debt comprises borrowings with an original maturity of greater than one year and which mature within 12 months of the reporting date. These short-term borrowings were backed up at December 31, 2014 by a $2.0 billion committed bank facility maturing in July 2019 which was undrawn. The short-term borrowing programmes are run in conjunction with term debt programmes which comprise the majority of our debt and provide the combined businesses with security of funding.

The average amount and the average interest rate during the year have been calculated by taking the average of the amounts outstanding at each month end (translated to sterling at the respective month end rate) and the average of the interest rate applicable at each month end. Commercial paper issuance reached a maximum month end level of £747 million in September 2014, and short-term loans and overdrafts reached a maximum month end level of £103 million in January 2014, both as a result of movements in trading cash flows. Term debt reached a maximum month end level of £351 million in February 2014 as the maturities of the term debt issues of CHF 350 million and $186.5 million, expiring in May 2014 and February 2015 respectively, both then fell below 12 months.

Short-term borrowings as at December 31,	2014 £m	2014 Weighted average interest rate %	2013 £m	2013 Weighted average interest rate %	2012 £m	2012 Weighted average interest rate %
Commercial paper	465	0.3	229	0.3	118	0.2
Short term loans and overdrafts	84	0.8	58	1.3	13	1.5
Finance leases	7	2.2	9	2.1	7	2.5
Term debt	120	5.2	352	2.0	592	3.7

Total short term borrowings	676		648		730

Average short-term borrowings during the year ended December 31,	2014 £m	2014 Weighted average interest rate %	2013 £m	2013 Weighted average interest rate %	2012 £m	2012 Weighted average interest rate %
Commercial paper	600	0.3	333	0.2	547	0.5
Short term loans and overdrafts	51	1.4	71	1.3	22	8.9
Finance leases	4	2.3	8	2.3	5	2.7
Term debt	183	3.2	725	4.7	469	3.7

Maximum month end short-term borrowings	2014 £m	2013 £m	2012 £m
Commercial paper	747	486	756
Short term loans and overdrafts	103	230	27
Finance leases	7	9	7
Term debt	351	1,050	643

OPERATING RESULTS — REED ELSEVIER PLC AND REED ELSEVIER NV

The following discussion is based on the financial statements of Reed Elsevier PLC and Reed Elsevier NV for the three years ended December 31, 2014, 2013 and 2012. The results of Reed Elsevier PLC reflect its shareholders’ 52.9% economic interest in the combined businesses. The results of Reed Elsevier NV reflect its shareholders’ 50% economic interest in the combined businesses. The respective economic interests of the Reed Elsevier PLC and Reed Elsevier NV shareholders take account of Reed Elsevier PLC’s 5.8% indirect interest in Reed Elsevier NV. Both parent companies equity account for their respective share in the Group’s combined businesses.

Results of Operations for the Year Ended December 31, 2014

Compared to the Year Ended December 31, 2013

The earnings per share of Reed Elsevier PLC and Reed Elsevier NV were 43.0p and €0.85 respectively in 2014, compared to 48.8p and €0.91 in 2013. The reductions reflect the impact of deferred tax credits in 2013 on both companies.

Dividends to Reed Elsevier PLC and Reed Elsevier NV shareholders are, other than in special circumstances, equalised at the gross level, including the benefit of the UK attributable tax credit of 10% available to certain Reed Elsevier PLC shareholders.

Ordinary dividends paid in the year, in amounts per ordinary share, comprise: a 2013 final dividend of 17.95p and 2014 interim dividend of 7.00p giving a total of 24.95p (2013: 23.65p) for Reed Elsevier PLC; and a 2013 final dividend of €0.374 and 2014 interim dividend of €0.151 giving a total of €0.525 (2013: €0.469) for Reed Elsevier NV.

The Board of Reed Elsevier PLC has proposed a 2014 final dividend of 19.0p, up 6%, giving a total dividend of 26.0p in respect of the financial year, up 6% on 2013. The Board of Reed Elsevier NV, in accordance with the dividend equalisation arrangements, have proposed a 2014 final dividend of €0.438, up 16%, which results in a total dividend of €0.589 in respect of the financial year, up 16% on 2013. The difference in growth rates in the equalised final dividends reflects changes in the euro:sterling exchange rate since the respective prior year dividend announcement dates.

During 2014, 35,251,501 Reed Elsevier PLC shares and 20,403,351 Reed Elsevier NV shares were repurchased. A further 757,781 Reed Elsevier PLC shares and 1,989,279 Reed Elsevier NV shares were purchased by the Employee Benefit Trust. Reed Elsevier NV also repurchased 107,901 Reed Elsevier NV R shares (equivalent to 1,079,010 ordinary shares) from a subsidiary of Reed Elsevier PLC. During December 2014, 65,000,000 Reed Elsevier PLC shares and 40,000,000 Reed Elsevier NV shares held in treasury were cancelled. As at December 31, 2014, shares in issue for Reed Elsevier PLC and Reed Elsevier NV respectively, net of shares held in treasury, amounted to 1,127,666,342 and 690,905,759 (including R share equivalents). A further 4,815,950 Reed Elsevier PLC shares and 2,787,800 Reed Elsevier NV shares have been repurchased in January and February 2015.

Results of Operations for the Year Ended December 31, 2013

Compared to the Year Ended December 31, 2012

The earnings per share of Reed Elsevier PLC and Reed Elsevier NV were 48.8p and €0.91 respectively in 2013, compared to 44.8p and €0.87 in 2012. The increase reflects the improved trading performance and deferred tax credits.

Dividends to Reed Elsevier PLC and Reed Elsevier NV shareholders are, other than in special circumstances, equalised at the gross level, including the benefit of the UK attributable tax credit of 10% available to certain Reed Elsevier PLC shareholders.

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

During 2013, 41,961,920 Reed Elsevier PLC ordinary shares and 24,282,106 Reed Elsevier NV ordinary shares were repurchased for consideration of £600 million. Reed Elsevier NV also repurchased 94,053 Reed Elsevier NV R shares (equivalent to 940,530 ordinary shares) from a subsidiary of Reed Elsevier PLC. These shares are held in treasury.

TREND INFORMATION

Trends, uncertainties and events which can affect the revenue, operating profit and liquidity and capital resources of the combined businesses include the usage, penetration and customer renewal of our print and electronic products and the prices that customers pay for our products, the migration of products to online services, investment in new products and services, cost control and the impact of our cost reduction programmes on operational efficiency, the levels of academic library funding, the impact of economic conditions on corporate and other customer budgets and the level of advertising demand, the actions of competitors and regulatory and legislative developments.

Trends, uncertainties and events which could have a material impact on our revenue, operating profit and liquidity and capital resources are discussed in further detail in “Item 3: Key Information — Risk Factors”; “Item 4: Information on the Group”; and “Item 5: Operating and Financial Review and Prospects — Operating Results — The Group; Liquidity and Capital Resources — The Group; Operating Results — Reed Elsevier PLC and Reed Elsevier NV”.

ITEM 6: DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

DIRECTORS

The Directors of each of Reed Elsevier PLC, Reed Elsevier NV and RELX Group plc as at February 25, 2015 were:

Name (Age)	Reed Elsevier PLC	Reed Elsevier NV	RELX Group plc

Erik Engstrom (51)	Executive Director and Chief Executive Officer	Executive Director and Chief Executive Officer	Executive Director and Chief Executive Officer

Anthony Habgood (68)	Non-Executive Chairman(3)(4)	Non-Executive Chairman(3)(4)	Non-Executive Chairman(2)

Wolfhart Hauser (65)	Non-Executive Director(4)	Non-Executive Director(4)	Non-Executive Director(2)

Adrian Hennah (57)	Non-Executive Director(1)(4)	Non-Executive Director(1)(4)	Non-Executive Director(1)

Lisa Hook (56)	Non-Executive Director(3)(4)(5)	Non-Executive Director(3)(4)	Non-Executive Director(2)

Marike van Lier Lels (55)	—	Non-Executive Director(4)	—

Nick Luff (47)	Executive Director and Chief Financial Officer	Executive Director and Chief Financial Officer	Executive Director and Chief Financial Officer

Robert Polet (59)	Non-Executive Director(4)	Non-Executive Director(4)	Non-Executive Director(2)

Linda Sanford (62)	Non-Executive Director(1)(4)	Non-Executive Director(1)(4)	Non-Executive Director(1)

Ben van der Veer (63)	Non-Executive Director(1)(3)(4)	Non-Executive Director(1)(3)(4)	Non-Executive Director(1)

(1)	Member of the Audit Committees of the Boards of Reed Elsevier PLC, Reed Elsevier NV and RELX Group plc.

(2)	Member of the Remuneration Committee of the Board of RELX Group plc.

(3)	Member of the joint Nominations Committee of the Boards of Reed Elsevier PLC and Reed Elsevier NV.

(4)	Member of the joint Corporate Governance Committee of the Boards of Reed Elsevier PLC and Reed Elsevier NV.

(5)	Senior Independent Director, as defined by the UK Corporate Governance Code in the United Kingdom.

Duncan Palmer stepped down as Chief Financial Officer and retired from the Group’s Boards in September 2014.

A person described as a Non-Executive Director of Reed Elsevier PLC, Reed Elsevier NV or RELX Group plc is a Director not employed by such company in an executive capacity.

Erik Engstrom (Swedish) Chief Executive Officer since 2009. Joined the Group as Chief Executive Officer of Elsevier in 2004. Non-Executive Director of Smith & Nephew plc. Prior to joining the Group was a partner at General Atlantic Partners. Before that was President and Chief Operating Officer of Random House Inc and, before its merger with Random House, President and Chief Executive Officer of Bantam Doubleday Dell, North America. Began his career as a consultant with McKinsey. Served as a Non-Executive Director of Eniro AB and Svenska Cellulosa Aktiebolaget SCA. Holds a BSc from Stockholm School of Economics, an MSc from the Royal Institute of Technology in Stockholm, and gained an MBA from Harvard Business School as a Fulbright Scholar.

Anthony Habgood (British) Chairman since 2009. Chairman of the Nominations and Corporate Governance Committees. Chairman of: Court of the Bank of England, Preqin Holding Limited and Norwich Research Partners LLP. Previously was Chairman of Whitbread plc, Bunzl plc and of Mölnlycke Health Care Limited and served as Chief Executive of Bunzl plc, Chief Executive of Tootal Group plc and a Director of The Boston Consulting Group. Formerly Non-Executive Director of Geest plc, Marks and Spencer plc, National Westminster Bank plc, Powergen plc, SVG Capital plc and Norfolk and Norwich University Hospitals Trust. Holds an MA in Economics from Cambridge University and an MS in Industrial Administration from Carnegie Mellon University. He is a visiting Fellow at Oxford University.

Wolfhart Hauser (German) Non-Executive Director since 2013. Chairman of the Remuneration Committee. Chief Executive Officer of Intertek Group plc and a Non-Executive Director of Associated British Foods plc. Was Chairman of Dragenopharm GmbH & Co AG from 2002 to 2006. Prior to that he was Chief Executive Officer of TÜV Suddeutschland AG between 1998 and 2002 and Chief Executive Officer of TÜV Product Services GmbH for 10 years. Served as a Non-Executive Director of Logica Plc and Intertek Group plc before his current position at the company.

Adrian Hennah (British) Non-Executive Director since 2011. Chief Financial Officer of Reckitt Benckiser Group plc and Non-Executive Director of Indivior PLC. Was Chief Financial Officer of Smith & Nephew plc from 2006 to 2012. Before that was Chief Financial Officer of Invensys plc having previously held various senior finance and management positions within GlaxoSmithKline for 18 years.

Lisa Hook (American) Non-Executive Director since 2006. Senior Independent Director. President and Chief Executive Officer of Neustar, Inc and a Director of Vantiv, Inc and Island Press serves on the US President’s National Security Telecommunications Advisory Committee (NSTAC) and as a member of the Advisory Board of the Peggy Guggenheim Collection. Was President and Chief Executive Officer at Sun Rocket Inc. Before that was President of AOL Broadband, Premium and Developer Services. Prior to joining AOL, was a founding partner at Brera Capital Partners LLC. Previously Chief Operating Officer of Time Warner Telecommunications and has served as senior advisor to the Federal Communications Commission Chairman and a senior counsel to Viacom Cable. Formerly a Director of Covad Communications, Inc and The Ocean Foundation.

Marike van Lier Lels (Dutch) Non-Executive Director of Reed Elsevier NV since 2010. Member of the Supervisory Boards of TKH Group NV, Eneco Holding NV and Royal Imtech NV, and a member of the executive committee of Aegon Association. A member of various Dutch governmental advisory boards. Previously was a member of the Supervisory Board of Maersk BV, KPN NV, USG People NV and Executive Vice President and Chief Operating Officer of the Schiphol Group. Prior to joining Schiphol Group, was a member of the Executive Board of Deutsche Post Euro Express and held various senior positions with Nedlloyd.

Nick Luff (British) Chief Financial Officer since September 2014. Non-Executive Director of Lloyds Banking Group plc. Prior to joining the Group was Group Finance Director of Centrica plc from 2007. Before that he was Chief Financial Officer at The Peninsular & Oriental Steam Navigation Company (P&O) and its affiliated companies, having previously held a number of senior finance roles at P&O. Began his career as an accountant with KPMG. Formerly a Non-Executive Director of QinetiQ Group plc. He has a degree in Mathematics from Oxford University and is a qualified UK Chartered Accountant.

Robert Polet (Dutch) Non-Executive Director since 2007. Chairman of Safilo Group S.p.A., Chairman of the Supervisory Board of Rituals Cosmetics BV and a Non-Executive Director of Philip Morris International Inc, William Grant & Sons Limited, Scotch and Soda NV and Crown Topco Limited, parent company of Vertu. Was President and Chief Executive Officer of Gucci Group from 2004 to 2011, having previously spent 26 years at Unilever working in a variety of marketing and senior executive positions throughout the world, including President of Unilever’s Worldwide Ice Cream and Frozen Foods division. Formerly a member of the Supervisory Board of Nyenrode Foundation and a Non-Executive Director of Wilderness Holdings Limited.

Linda Sanford (American) Non-Executive Director since 2012. An independent Director of Consolidated Edison, Inc. Serves on the boards of directors of The Business Council of New York State and the Partnership for New York City. Also serves on the boards of trustees of the State University of New York, St. John’s University, Rensselaer Polytechnic Institute and the New York Hall of Science. Was Senior Vice President, Enterprise Transformation, IBM Corporation until December 2014, having joined the company in 1975. Formerly a Non-Executive Director of ITT Corporation.

Ben van der Veer (Dutch) Non-Executive Director since 2009. Chairman of the Audit Committees. Member of the Supervisory Boards of Aegon NV, TomTom NV, Koninklijke FrieslandCampina NV and Royal Imtech NV. Was Chairman of the Executive Board of KPMG in the Netherlands and a member of the management committee of the KPMG International board until his retirement in 2008, having joined KPMG in 1976. Formerly a member of the Supervisory Board of Siemens Nederland NV.

SENIOR MANAGEMENT

The executive officers of Reed Elsevier PLC, Reed Elsevier NV and RELX Group plc, other than Directors, at February 25, 2015 were:

Henry Udow: Chief Legal Officer and Company Secretary of Reed Elsevier PLC and RELX Group plc. A US and British citizen who is admitted to the Bar of New York State. Joined the Group in April 2011. Prior to joining the Group he was Chief Legal Officer and Company Secretary of Cadbury plc.

Ian Fraser: Human Resources Director of RELX Group plc. Joined the Group in 2005. Prior to joining the Group, he was Human Resources Director at BHP Billiton plc and, before that, held senior positions in human resources at Charter plc and Woolworths plc.

Jans van der Woude: Company Secretary and Legal Counsel of Reed Elsevier NV. A Dutch lawyer. Prior to joining the Group in 2009 was legal advisor to Corporate Express NV. Before that was Corporate Legal Director of TNT NV, having previously been General Counsel at Getronics NV.

COMPENSATION

The remuneration policy as approved by Reed Elsevier PLC shareholders at the 2014 Annual General Meeting continues to apply unchanged. A copy is available on the Group website under http://www.relxgroup.com/go/remunerationpolicy or on pages 47 to 56 of the 2013 Annual Report on Form 20-F.

Annual Remuneration Report

Single Total Figure of Remuneration – Executive Directors

		(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
		Short-term employee benefits			Share-based awards		Pension		Total
£‘000		Salary	Benefits[5]	Annual Incentive	UK statutory basis[1,2,4,7]	Dutch Civil Code basis[3]	UK statutory basis[2]	Dutch Civil Code basis[3]	UK statutory basis[1],2	Dutch Civil Code basis[3]
Erik Engstrom	2014	1,104	29	1,170	13,181	3,943	692	562	16,176	6,808
	2013	1,077	28	1,134	2,472	3,300	719	528	5,430	6,067
Nick Luff[6]	2014	217	5	685	1,371	1,341	65	65	2,343	2,313
Duncan Palmer	2014	442	202	0	0	0	84	84	728	728
	2013	600	230	609	0	598	114	114	1,553	2,151

1.	The 2014 figure includes the vesting of the second and final tranche of the discontinued REGP.
2.	UK statutory basis (columns (d), (f) and (h)): These figures are calculated in accordance with the methodology set out in the Large and Medium-sized Companies and Groups (Accounts and Reports) (Amendment) Regulations 2013 (the UK Regulations). They include, for performance related share-based awards, the value attributable to share price appreciation since the date the award was granted. In the case of the CEO’s figures, the amount included that relates to share price appreciation is £1.5m for 2013 and £7.6m for 2014.
3.	Dutch Civil Code basis (columns (e), (g) and (i)): These figures comply with the requirements of the Dutch Civil Code. The figures for share-based awards comprise the multi-year incentive charges in accordance with IFRS2 – Share-Based Payment. These IFRS2 charges do not reflect the actual value received on vesting. The figures for pensions reflect the cost of pension provision which comprises (i) for defined benefit schemes, the transfer value of the increase in accrued pension during the year (net of inflation, Directors’ contributions and participation fee) based on the factors and basis applicable prior to the introduction of the new UK statutory basis in 2013 and (ii) for defined contribution schemes, payments made to the scheme or to the Executive Director in lieu of pension.
4.	Share-based awards for Erik Engstrom (columns (d) and (e)): The figure for 2013 in column (d) was based on an estimate and has been restated in this Annual Report on Form 20-F to reflect the amount vested and the share prices and foreign exchange rates on the vesting dates of the 2011-13 cycle of BIP and ESOS. The vesting percentages under these plans were determined on February 28, 2014 and were in line with those disclosed on page 58 in the 2013 Annual Report on Form 20-F. Using the share prices and exchange rates on the vesting dates increased the 2013 disclosed figure by £5,651 (from £2,466,655 to £2,472,306). The 2014 figures reflect the vesting of the matching shares under the final tranche of the REGP measured over the 2010-14 period and the 2012-14 cycle of BIP and ESOS, both measured over the 2012-14 period. As the REGP matching shares and BIP vested after the approval date of the Annual Report on Form 20-F and ESOS vests in May 2015, the average share prices and foreign exchange rates for the last quarter of 2014 have been used to arrive at an estimated figure under the UK statutory basis in respect of these awards. The amount attributable to the vesting of the final tranche of the REGP in the UK statutory basis 2014 share-based awards figure is £9m. The share-based awards figure includes the dividend equivalent payments paid out in cash in 2015 on the REGP matching shares and the BIP. The proportion of the value of the CEO’s share-based awards under the UK statutory basis that relates to share price appreciation between the dates of grant and vesting is 59% (or £1.5m) for 2013 and 57% (or £7.6m) for 2014 using, as required, the average share prices for the last quarter of 2014.

5.	Benefits: Each Executive Director receives a car allowance, private medical/dental insurance and the Group meets the cost of tax return preparation. In respect of Duncan Palmer, the figure also includes a cash adjustment payment of £162,906 that was contractually due to him on termination relating to the pro-rated restricted share award released to him and legal expenses of £2,760 met by the Group in connection with his loss of office arrangement. Following his termination date, although not reflected in the 2014 figure, he received a cash payment of £75,117, representing dividend equivalents on his pro-rated restricted shares granted in 2012. All payments are in accordance with policy as disclosed on pages 53 to 55 of the 2013 Annual Report on Form 20-F. The 2013 benefits figure for Duncan Palmer included estimated amounts in respect of the relocation benefits and has been restated in this Annual Report on Form 20-F to reflect actuals. This reduced the 2013 benefits figure previously reported by £1,768 (from £231,668 to £229,900).
6.	Nick Luff receives an annual base salary of £650,000, benefits as per note 5 and a 30% of salary cash allowance in lieu of pension. He participates in the annual incentive plan (AIP) and is eligible for annual multi-year incentive grants in accordance with the policy approved by shareholders at the 2014 Annual General Meetings of Reed Elsevier PLC.
7.	Exchange rates used for share-based awards: The exchange rates used to convert share-based awards to pounds sterling are (i) for the UK statutory basis, those that applied at the vesting dates or, if vesting has not occurred at the time of sign off of this Report, the average exchange rates for the last quarter of 2014, (ii) for dividend equivalents, the exchange rates at the time of payment and (iii) for estimated dividend equivalents in respect of awards for which vesting has not occurred at the time of sign off of this Report and which are yet to be paid, the average exchange rates for the last quarter of 2014.
8.	Total remuneration for Directors: This is set out in note 29 to the combined financial statements on page F-51.

2014 Annual Incentive

Set out below is a summary of performance against each financial measure and the resulting annual incentive payments for 2014 (payable in March 2015):

Performance measure	Relative weighting	Achievement versus target	Payout as % of salary Erik Engstrom	Payout as % of salary Nick Luff
Revenue	30%	Underlying revenue growth of 3% was at target, reflecting good growth in electronic and face to face revenues in a mixed macroeconomic environment.	Close to 30%	Close to 30%
Adjusted profit after tax	30%	Total adjusted profit after tax grew by 7% in constant currency, just above target, reflecting a combination of underlying revenue growth and continued process innovation.	Just above 30%	Just above 30%
Cash flow conversion rate	10%	Cash flow conversion of 96% was just above target, reflecting strong profits and the cash flow impact from continued capital expenditure to enable continued investment in technology and new products and services.	Just above 10%	Just above 10%
Key Performance Objectives (KPOs)	30%
Erik Engstrom (six KPOs)

The first and second KPOs, related to business profile evolution through organic development and selective acquisitions and disposals, were achieved.

The third KPO, related to the development of the corporate structure and the global functions, was achieved.

The fourth and fifth KPOs, related to specific strategic initiatives across business areas and select priorities within each business, including technology and product development milestones, were achieved.

The sixth KPO was to complete the actions listed in the 2013 corporate responsibility report and meet the quantified targets in the report. This KPO was almost fully met as set out on pages 40 to 47 of the corporate responsibility report in the RELX Group Annual Reports and Financial Statements 2014.

			Close to 30%

Nick Luff (six KPOs)

The first KPO related to 2014 final results and reporting. It was achieved.

The second KPO related to achieving specific operating plan and financial milestones for the Group. It was achieved.

The third and fourth KPOs related to specific deliverables for the finance function. They were essentially fully achieved.

The fifth KPO related to the development of the corporate structure. It was achieved.

The sixth KPO was to complete the actions listed in the 2013 corporate responsibility report and meet the quantified targets in the report. This KPO was almost fully met as set out on pages 40 to 47 of the corporate responsibility report in the RELX Group Annual Reports and Financial Statements 2014.

				Close to 30%
			106.0%*	105.4%*
			£1,169,766	£684,938**

*	The maximum annual incentive opportunity is 150% of base salary.
**	Nick Luff joined the Group on September 1, 2014. The terms of his service agreement, which he signed on January 6, 2014, provided that his full year 2014 annual incentive would be reduced on a pound for pound basis by the amount of any annual incentive payment received from his previous employer in respect of services rendered during 2014. No such payment was received from his previous employer.

The Board believes that disclosing details beyond what is disclosed above would be commercially sensitive and would give competitors an unfair insight into our strategic direction and annual execution plans.

Multi-year incentives

Multi-year incentives with a performance period ended December 31, 2014 were for Erik Engstrom BIP 2012, ESOS 2012 and the final tranche of the REGP and for Nick Luff a performance share award granted as part compensation for forfeited entitlements from previous employment.

The Committee assessed the performance measures for these awards and made an overall assessment of underlying business performance and other relevant factors. The vesting outcome resulting from this review is summarised below.

Discontinued REGP: Final tranche performance outcome

Performance measure	Weighting	Performance range and vesting levels set at grant[1]		Achievement against the performance range	Resulting vesting percentage
TSR measured over five years 2010-2014	1/3rd	below median median upper quartile	0% 30% 100%	In upper quartile of FTSE and European comparator groups; close to upper quartile in US comparator group	99.7%
Average growth in adjusted EPS in 2013 and 2014[2]	1/3rd	below 7% p.a. 7% p.a. 13% p.a. or above	0% 60% 100%	8.5% p.a.	70.0%
ROIC in 2014[2]	1/3rd	below 10.7%	0%
		10.7%	60%	12.1%	88.2%
		12.7% or above	100%
Total vesting percentage:					86.0%

1.	Calculated on a straight-line basis for performance between the minimum and maximum levels.
2.	The calculation methodology for EPS and ROIC is set out in the 2010 Notices of Annual General Meetings, which can be found on our website.

BIP: 2012-14 cycle performance outcome

Performance measure	Weighting	Performance range and vesting levels set at grant[1]		Achievement against the performance range	Resulting vesting percentage
Average growth in adjusted EPS over the three-year performance period[2]	50%	below 4% p.a. 4% p.a.	0% 50%
		6.5% p.a.	75%	8.4% p.a.	93.7%
		9% p.a. or above	100%
ROIC in the third year of the performance period[2]	50%	below 11% 11%	0% 50%
		11.5%	75%
		12% or above	100%	13.0%	100%
Total vesting percentage:					96.8%

1.	Calculated on a straight-line basis for performance between the minimum and maximum levels.
2.	The calculation methodology for EPS and ROIC is set out in the 2010 Notices of Annual General Meetings, which can be found on our website.

ESOS: 2012-14 cycle performance outcome

Performance measure	Weighting	Performance range and vesting levels set at grant		Achievement against the performance range	Resulting vesting percentage
Average growth in adjusted EPS over the three-year performance period	100%	below 6% p.a. 6% p.a. or above	0% 100%	8.4% p.a.	100%

Nick Luff: PSP award to compensate for forfeited entitlements from previous employment with performance period ended December 31, 2014

Performance measure	Weighting	Performance range and vesting levels set at grant		Achievement against the performance range	Resulting vesting percentage
Average growth in adjusted EPS in 2013 and 2014	2/3rds	below 7% p.a.	0%	8.5% p.a.	100%
		7% p.a. or above	100%
ROIC in 2014	1/3rd	below 10.7%	0%	12.1%	100%
		10.7% or above	100%
Total vesting percentage:					100%

Single Total Figure of Remuneration – Non-Executive Directors

	Total fee		Benefits[1]		Total
	2014	2013	2014	2013	2014	2013
Anthony Habgood	£550,000	£550,000	£2,150	£1,900	£552,150	£551,900
Wolfhart Hauser (from April 25, 2013)	£90,000	£65,058	£720		£90,720	£65,058
Adrian Hennah	£77,500	£65,000	£720	£500	£78,220	£65,500
Lisa Hook	£110,000	£80,462	£1,230	£1,000	£111,230	£81,462
Marike van Lier Lels[2]	£56,671	£55,085			£56,671	£55,085
Robert Polet	£77,500	£65,000	£1,230	£500	£78,730	£65,500
Linda Sanford	£77,500	£65,000	£1,230	£1,000	£78,730	£66,000
Ben van der Veer[2]	£95,968	£93,220	£510	£500	£96,478	£93,720

1.	Benefits comprise the notional benefit of tax filing support provided to Non-Executive Directors for filings outside their home country resulting from their directorships with the Group. The incremental assessable benefit charge per tax return has been agreed for 2014 to amount to £510 for a UK tax return and £720 for a Netherlands tax return. Anthony Habgood’s benefits also include £1,430 (£1,400 in 2013) in respect of private medical insurance.

2.	The fees for Marike van Lier Lels and Ben van der Veer were paid in euros and were €70,272 and €119,000 respectively for 2014. For reporting purposes these were converted into pounds sterling at the average exchange rate for 2014. The 2013 figures were converted into pounds sterling at the average exchange rate for 2013.

3.	The total remuneration for Directors is set out in note 29 to the combined financial statements on page F-51.

2014 Non-Executive Directors’ fees

The fees in the Single Total Figure table for Non-Executive Directors reflect the following fees in 2014:

	Annual fee 2014	Annual fee 2013
Chairman	£550,000	£550,000
Non-Executive Directors*	£65,000/€80,000	£65,000/€80,000
Senior Independent Director	£25,000	£20,000
Chairman of:
– Audit Committee	£25,000/€30,000	£25,000/€30,000
– Remuneration Committee	£25,000	£20,000
Committee membership fee:
– Audit Committee	£12,500
– Remuneration Committee	£12,500
– Nominations Committee	£7,500/€9,000

*	An annual fee of €65,000 is paid to Marike van Lier Lels in respect of her membership of the Reed Elsevier NV Board and reflects her time commitment to that company. Since July 22, 2014, she chaired the board of Elsevier Reed Finance BV for which an annual fee of €10,000 is payable.

Total pension entitlements

Erik Engstrom is a member of the UK Group’s defined benefit pension arrangements. Further details are provided in the Policy Report on page 48 of the 2013 Annual Report on Form 20-F and below.

Pension – Standard information

Age at December 2014	Normal retirement age	Director’s contributions	Participation fee
51	60	£11,216	£23,962

Since October 2013, the CEO pays a participation fee on the amount of his base salary which exceeds the UK earnings cap. Starting with an initial rate of 1%, on April 1, 2014 the fee increased to 3%, and each April 1, thereafter this fee will increase by a further 2% of base salary which exceeds the UK earnings cap.

Pension – UK statutory basis

Accrued annual pension at 31 December 2013	Accrued annual pension at 31 December 2014	Single figure pensions value
£227,360	£263,704	£691,702[1]

Pension – Dutch Civil Code basis (consistent with prior disclosure)

Increase in accrued pension during the year (net of inflation)	Transfer value[2] at 31.12.14 of increase in accrued pension during the year (net of inflation, Directors’ contributions and participation fee)
£36,344	£561,989

1.	Net of Directors’ contribution and participation fee.

2.	The transfer value represents a liability in respect of Directors’ pension entitlements, and is not an amount paid or payable to the Director calculated using the factors and basis applicable prior to the introduction of the UK statutory basis in 2013.

Scheme interests awarded during the financial year

CURRENT MULTI-YEAR INCENTIVE PLANS

	Basis on which award is made	Face value of award at grant[1]	Value of awards if vest in line with expectations[2]	Percentage of maximum that would be received if threshold performance achieved[3]	End of performance period
BIP – matching share awards
Erik Engstrom	Opportunity to invest cash and/or shares up to value of target bonus opportunity and receive 1 for 1 matching award	£1,076,856	£721,493	If one measure pays out at threshold, the overall payout is 25%. If both measures pay out at threshold, the overall payout is 50%.	December 31, 2016
Nick Luff		£649,992	£435,495
LTIP – performance share awards
Erik Engstrom	250% of salary	£2,692,223	£1,346,111	If the measure with the lowest payout at threshold pays out at threshold, the overall payout is 3%. If each measure pays out at threshold, the overall payout is 32%.	December 31, 2016
Nick Luff	200% of salary	£1,299,988	£649,994
ESOS – market value options
Erik Engstrom	250% of salary	£2,692,223	£430,756	33%	December 31,
Nick Luff	200% of salary	£1,299,988	£207,998		2016

ONE-OFF MULTI-YEAR INCENTIVE PLAN AWARDS TO COMPENSATE FOR FORFEITED ENTITLEMENTS FROM PREVIOUS EMPLOYMENT

	Basis on which award is made	Face value of award at grant[1]	Value of awards if vest in line with expectations[2]	Percentage of maximum that would be received if threshold performance achieved[3]	End of performance period
Performance share awards[4]
Nick Luff	200% of salary	£1,299,988	£1,299,988	If the measure with the lowest payout at threshold pays out at threshold, the overall payout is 33%. If each measure pays out at threshold, the overall payout is 100%.	December 31, 2014
	200% of salary	£1,299,988	£649,994	If the measure with the lowest payout at threshold pays out at threshold, the overall payout is 3%. If each measure pays out at threshold, the overall payout is 32%.	December 31, 2015

1.

The face value of the LTIP and ESOS awards is calculated using (1) the middle market quotation of PLC ordinary shares; (2) the closing price of NV ordinary shares; and (3) the exchange rate on the day before grant. In respect of grants made to Erik Engstrom on April 7, 2014, (1) was £9.245 and (2) was €15.82. In respect of Nick Luff, who joined the Group on September 1, 2014, and whose grants were made on September 2, 2014, (1) was £9.90 and (2) was €17.50. These share prices are used to determine the number of awards granted, as well as to set option exercise prices. The face value of the ESOS options shown in this column has not been reduced to reflect the fact that the aggregate option price is payable on exercise. The face value of the BIP awards is calculated using the average price of participants’ investment shares purchased by the trustee. In respect of the matching award to Erik Engstrom on April 7, 2014, who invested in NV ADRs, the price per NV ADR was $42.951. In respect of the matching award to Nick Luff on September 2, 2014, who invested in PLC and NV ordinary shares, the price per PLC ordinary share was £9.96 and the price per NV ordinary share was €17.614. The face values for BIP and LTIP do not take into account the dividend equivalents relating to those awards.

2.	For BIP, LTIP and ESOS, vesting in line with expectations is as per the performance scenario chart disclosed on page 52 of the 2013 Annual Report on Form 20-F, i.e. 67% for BIP, 50% for LTIP and 80% for ESOS. For options vesting in line with expectations, a valuation factor of 20% of the face value of the award at grant has been applied. Vesting in line with expectations for the performance share awards granted to Nick Luff, assumes, in respect of the award with a performance period ended December 31, 2014, that the thresholds for EPS and ROIC are met which results in 100% vesting. In respect of the award with the performance period ending December 31, 2015, which mirrors the performance conditions applicable to the 2013 LTIP award, vesting in line with expectations is 50%.

3.	Threshold payout levels for each measure have been included. Where there are multiple measures, it is possible to achieve threshold, and hence payout, in respect of just one of the measures (or, for TSR, in respect of one of the three TSR comparator groups). The performance measures and targets for awards granted in 2014 under each of the plans and for the performance share awards granted to Nick Luff are set out on pages 54 and 55.

4.	The performance share awards granted to Nick Luff on September 2, 2014 were essential to facilitate his recruitment and were disclosed in the notices of the 2014 annual general meetings of Reed Elsevier PLC and Reed Elsevier NV. The awards were split evenly between ordinary shares in Reed Elsevier PLC and Reed Elsevier NV. The awards of Reed Elsevier PLC ordinary shares fall within paragraph 9.4.2(2)R of the UK Listing Rules and the awards of Reed Elsevier NV ordinary shares were approved by shareholders at the Annual General Shareholders’ Meeting of Reed Elsevier NV on April 23, 2014. The awards are not pensionable and lapse on resignation or dismissal for cause (although in the case of a resignation, if an award has already vested and the date of resignation is within two years of Mr Luff joining the Group, then time pro-ration clawback provisions will apply to such award). In all other circumstances of termination, the share awards will vest subject to performance at the end of the applicable performance period with pro-ration for service applied, except in the case of a company initiated termination in which event the award will not be pro-rated.

The following targets and vesting scales apply to awards granted in 2014:

BIP: 2014-16 cycle

Match earned on personal investment	Average growth in adjusted EPS over the three-year performance period*	ROIC in the third year of the performance period*
0%	below 4% p.a.	below 11.6%
50%	4% p.a.	11.6%
75%	6.5% p.a.	12.1%
100%	9% p.a. or above	12.6% or above

*	EPS and ROIC have equal weighting and straight-line vesting applies to performance between the points.

LTIP: 2014-16 cycle

Vesting is dependent on three separate performance measures of equal weighting: a TSR measure comprising three comparator groups, an EPS measure and a ROIC measure.1

Vesting percentage of each third of the TSR tranche[2]	TSR ranking within the relevant TSR comparator group
0%	Below median
30%	Median
100%	Upper quartile

1.	The calculation methodology for TSR, EPS and ROIC is set out in the 2013 Notices of Annual General Meetings, which can be found on our website.

2.	Vesting is on a straight-line basis for performance between the minimum and maximum levels.

The three TSR comparator groups (Sterling, Euro and US Dollar) reflect the fact that we access equity capital markets through three exchanges – London, Amsterdam and New York – in three currency zones. The Group’s TSR performance is measured separately against each comparator group and each ranking achieved will produce a payout, if any, in respect of one-third of the TSR measure. The proportion of the TSR measure that vests will be the sum of the three payouts.

Each comparator group comprises approximately 40 companies. The companies for the 2014-16 LTIP cycle were selected on the following basis (unchanged from 2013-15):

(a)	they were in a relevant market index or are the largest listed companies on the relevant exchanges at the end of the year before the start of the performance period: the FTSE 100 for the Sterling group; AEX, Euronext and the Frankfurt Stock Exchange for the Euro group; and the S&P 500 for the US Dollar group;

(b)	certain companies were then excluded:
—	those with mainly domestic revenues (as they do not reflect the global nature of the Group’s customer base);
—	those engaged in extractive industries (as they are exposed to commodity cycles); and
—	financial services companies (as they have a different risk/reward profile).

(c)	the remaining companies were then ranked by market capitalisation and, for each comparator group, the 20 companies above and below the Group were taken;

(d)	relevant listed global peers operating in businesses similar to ours but not otherwise included were added.

Vesting percentage of EPS and ROIC tranches*	Average growth in adjusted EPS over the three-year performance period	ROIC in the third year of the performance period
0%	below 5% p.a.	below 11.6%
33%	5% p.a.	11.6%
52.5%	6% p.a.	11.85%
65%	7% p.a.	12.1%
75%	8% p.a.	12.35%
85%	9% p.a.	12.6%
92.5%	10% p.a.	12.85%
100%	11% p.a. or above	13.1% or above

*	Vesting is on a straight-line basis for performance between the stated average adjusted EPS growth/ROIC percentages.

ESOS: 2014-2016 cycle

Proportion of the award vesting	Average growth in adjusted EPS over the three-year performance period*
0%	below 4% p.a.
33%	4% p.a.
80%	6% p.a.
100%	8% p.a. or above

*	Vesting is on a straight-line basis for performance between the stated average adjusted EPS growth percentages.

PSP awards granted to Nick Luff as compensation for forfeited entitlements from previous employment

PSP: Performance period ended December 31, 2014

Vesting percentage	Average growth in adjusted EPS in 2013 and 2014*	ROIC in 2014*
0%	below 7% p.a.	below 10.7%
100%	7% p.a. or above	10.7% or above

*	2/3rds of the award is subject to EPS and 1/3rd subject to ROIC performance.

PSP: Performance period ending December 31, 2015

Vesting is dependent on three separate performance measures of equal weighting: a TSR measure (comprising three comparator groups as set out in the 2013 Notices of Annual General Meetings), an EPS measure and a ROIC measure.1

Vesting percentage of each third of the TSR tranche[2]	TSR ranking within the relevant TSR comparator group
0%	Below median
30%	Median
100%	Upper quartile

1.	The calculation methodology for TSR, EPS and ROIC is the same as applies to the LTIP award granted to Erik Engstrom in 2013.

2.	Vesting is on a straight-line basis for performance between the minimum and maximum levels.

Vesting percentage of EPS and ROIC tranches*	Average growth in adjusted EPS over the three-year performance period	ROIC in the third year of the performance period
0%	below 5% p.a.	below 11.2%
33%	5% p.a.	11.2%
52.5%	6% p.a.	11.45%
65%	7% p.a.	11.7%
75%	8% p.a.	11.95%
85%	9% p.a.	12.2%
92.5%	10% p.a.	12.45%
100%	11% p.a. or above	12.7% or above

*	Vesting is on a straight-line basis for performance between the stated average adjusted EPS growth/ROIC percentages.

External appointments

The Committee believes that the experience gained by allowing Executive Directors to serve as Non-Executive Directors on the boards of other organisations is of benefit to the Group. Accordingly, Executive Directors may, subject to the approval of the Chairman and the CEO (or the Chairman only in the case of the CEO), serve as non-executive directors on the boards of up to two non-associated companies (of which only one may be a major company) and they may retain remuneration arising from such appointments.

Nick Luff is a Non-Executive Director of Lloyds Banking Group plc and received fees of £45,000 since his appointment as a director of the Group up to the end of 2014. Duncan Palmer is a Non-Executive Director of Oshkosh Corporation and received fees of £44,773 and 2,500 shares of Oshkosh common stock during the year up to the date of termination of his employment with the Group (£63,141 in 2013).

Payments to past Directors and payments for loss of office

There have been no payments to past Directors or payments for loss of office in 2014 other than those included in the Single Total Figure table and the notes thereto.

Statement of Directors’ shareholdings and other share interests

Shareholding requirement

The Committee believes that a closer alignment of interests can be created between senior management and shareholders if executives build and maintain a significant personal stake in the company. The shareholding requirements applicable to the Executive Directors are set out in the table below. Shares that count for this purpose are any type of Reed Elsevier PLC or Reed Elsevier NV security owned outright by the individual and their spouse, civil partner or dependent child.

Meeting the shareholding requirement is both a vesting condition for awards granted and a requirement to maintain eligibility for future awards. Shareholding requirements fall away on leaving the Group.

On December 31, 2014, the Executive Directors’ shareholdings were as follows (valued using the middle market closing prices of the relevant securities):

	Shareholding requirement (% of 31 December 2014 annual base salary)	Actual shareholding as at 31 December 2014 (% of 31 December 2014 annual base salary)
Erik Engstrom	300%	830%
Nick Luff	200%*	59%

*	Nick Luff has until December 31, 2016 to build up to his required level of shareholding and is required to retain all net shares earned from incentive plans until he reaches this level.

Share interests

See page 65.

Performance graphs

The graphs below show total shareholder returns for Reed Elsevier PLC and Reed Elsevier NV, calculated on the basis of the average share price in the 30 trading days before the respective year end and assuming dividends were reinvested. Reed Elsevier PLC’s performance is compared with the FTSE 100 and Reed Elsevier NV with the AEX Index (to reflect their respective memberships of those indices), over the five years from December 31, 2009 to December 31, 2014. This period also reflects the tenure of the CEO and the TSR performance period for the final tranche of the REGP. The three-year charts cover the performance period of the 2012-14 cycles of BIP and ESOS.

3 years

5 years

10 years

UK regulations require disclosure of the relative share performance for the six-year period, 2009-2014, of Reed Elsevier PLC. During that period the total return for the FTSE 100 was +94% while TSR for Reed Elsevier PLC was +170%, an outperformance of 76 percentage points.

CEO historical pay table

The table below shows the historical CEO pay over a seven-year period. 2008 has been included to show the pre-2009 position, as 2009 was a transition year with three CEO incumbents.

£‘000	2008	2009[3]			2010	2011	2012		2013		2014
CEO	Sir Crispin Davis	Sir Crispin Davis	Ian Smith	Erik Engstrom	Erik Engstrom	Erik Engstrom	Erik Engstrom		Erik Engstrom		Erik Engstrom

Annualised base salary	1,181	1,181	900	1,000	1,000	1,025	1,051		1,077		1,104
Annual incentive payout as a % of maximum	61%	30%	37%	71%	67%	66%	73%		70%		71%
Multi-year incentive vesting as a % of maximum	100%	0%	0%	0%	0%	0%	70%	[4]	96%	[4]	90%	[4]
CEO total (UK statutory basis)[1]	7,193	706	1,033	426	3,140	2,738	11,145	[5]	5,425		16,176	[6]
CEO total (Dutch Civil Code basis)[2]	6,631	(514)	1,033	431	2,675	5,045	5,443		6,067		6,808

1.	UK statutory basis: This is described in footnote 2 to the Single Total Figure table on page 46.

2.	Dutch Civil Code basis: This is described in footnote 3 to the Single Total Figure table on page 46.

3.	Sir Crispin Davis was CEO from January 1 to March 31, Ian Smith was CEO from April 1 to November 10 and Erik Engstrom was CEO from November 11 to December 31.

4.	The 2014 percentage reflects REGP tranche 2, BIP and ESOS. The 2013 percentage reflects BIP and ESOS only and the 2012 figure reflects REGP tranche 1 and BIP.

5.	The 2012 figure reflects the vesting of tranche 1 of the REGP and includes the entire amount that was performance tested over the 2010-12 period, including the 50% of shares deferred until 2015 in accordance with the plan rules. It also includes £3m attributed to share price appreciation.

6.	The 2014 figure includes the vesting of the second and final tranche of the discontinued REGP and includes £7.6m attributed to share price appreciation.

Comparison of change in CEO pay with change in employee pay

The table below shows the percentage change in remuneration (salary, benefits and annual incentive) from 2013 to 2014 for the CEO compared with the average employee.

	% change from 2013 to 2014
	CEO	Average employee*
Salary	2.5%	2.5%
Benefits	2.0%	2.5%
Annual incentive	3.1%	3.3%

*	This reflects a substantial proportion of our global employee population.

Relative importance of spend on pay

The following table sets out the total employee costs for all employees, as well as the amounts paid in dividends and share repurchases.

	2014 (£m)	2013 (£m)	% change
Employee costs*	1,709	1,775	-4%
Dividends	565	549	+3%
Share repurchases	600	600	0%

*	Employee costs include wages and salaries, social security costs, pensions and share-based and related remuneration.

Implementation of remuneration policy in 2015

Salary:    The Committee has awarded a salary increase of 2.5% to the Executive Directors, which means that, from January 1, 2015, Erik Engstrom’s salary rose to £1,131,408 and Nick Luff’s salary to £666,250. This is in line with the guidelines agreed for employees in the Group’s most significant locations globally for 2015.

AIP:    The operation of the AIP in 2015 remains the same as in 2014. Details of annual financial targets and KPOs are not disclosed as the Board believes that these are commercially sensitive and that disclosing them would give competitors an unfair insight into our strategic direction and annual execution plans. The targets are designed to be challenging relative to the 2015 execution plan.

Multi-year incentives:    The award levels (% of salary) for 2015 are:

	CEO	CFO
BIP opportunity	100%	100%
LTIP	250%	200%
ESOS	250%	200%

The targets and vesting scales for the multi-year incentive awards granted in 2015 are as follows:

BIP: 2015-17cycle

Match earned on personal investment	Average growth in adjusted EPS over the three-year performance period*	ROIC in the third year of the performance period*
0%	below 4% p.a.	below 12.3%
50%	4% p.a.	12.3%
75%	6.5% p.a.	12.8%
100%	9% p.a. or above	13.3% or above

*	EPS and ROIC have equal weighting and straight-line vesting applies to performance between the points.

LTIP: 2015-17 cycle

Vesting is dependent on three separate performance measures of equal weighting: a TSR measure (comprising three comparator groups), an EPS measure and a ROIC measure.1

Vesting percentage of each third of the TSR tranche[2]	TSR ranking within the relevant TSR comparator group
0%	Below median
30%	Median
100%	Upper quartile

1.	The calculation methodology for TSR, EPS and ROIC is set out in the 2013 Notices of Annual General Meetings, which can be found on our website. The methodology for selecting the TSR comparator group companies is unchanged from 2013 (see page 61 of the 2013 Annual Report on Form 20-F). Each comparator group comprises approximately 40 companies. The companies for the 2015-17 LTIP cycle were selected on the same basis as the comparator groups for prior cycles under this plan.

2.	Vesting is on a straight-line basis for performance between the minimum and maximum levels.

Vesting percentage of EPS and ROIC tranches*	Average growth in adjusted EPS over the three-year performance period	ROIC in the third year of the performance period
0%	below 5% p.a.	below 12.3%
33%	5% p.a.	12.3%
52.5%	6% p.a.	12.55%
65%	7% p.a.	12.8%
75%	8% p.a.	13.05%
85%	9% p.a.	13.3%
92.5%	10% p.a.	13.55%
100%	11% p.a. or above	13.8% or above

*	Vesting is on a straight-line basis for performance between the stated average adjusted EPS growth/ROIC percentages.

ESOS: 2015-2017 cycle

Proportion of the award vesting	Average growth in adjusted EPS over the three-year performance period*
0%	below 4% p.a.
33%	4% p.a.
80%	6% p.a.
100%	8% p.a. or above

*	Vesting is on a straight-line basis for performance between the stated average adjusted EPS growth percentages.

Remuneration Committee advice

The Committee consists of independent Non-Executive Directors and the Chairman of RELX Group plc. Details of members are contained in the section, “— Directors” on page 44. The Chief Legal Officer & Company Secretary attends meetings as secretary to the Committee. At the invitation of the Chairman of the Committee, the CEO of RELX Group plc attends appropriate parts of the meetings. The CEO of RELX Group plc is not in attendance during discussions about his remuneration.

The Human Resources Director advised the Committee during the year.

Towers Watson is the external adviser, appointed by the Committee through a competitive process. Towers Watson also provided actuarial and other human resources consultancy services to some of our companies during the year. The Committee is satisfied that the firm’s advice continues to be objective and independent, and that no conflict of interest exists. The individual consultants who work with the Committee do not provide advice to the Executive Directors, or act on their behalf. Towers Watson is a member of the Remuneration Consultants’ Group and conducts its work in line with the UK Code of Conduct for executive remuneration consulting. During 2014, Towers Watson received fees of £10,726 for advice given to the Committee, charged on a time and expense basis.

Compensation of executive officers

The aggregate compensation (salary, annual incentive, benefits, pension and dividend equivalents received in respect of shares vested during 2014 under BIP and LTIP) paid during 2014 (and in respect of the annual incentive earned in respect of 2014) to those who were executive officers (other than Directors) of RELX Group plc as at February 25, 2015 for the year ended December 31, 2014 was £2,725,675, which included contributions made to the pension plans in respect of such officers of £107,524.

SHARE OWNERSHIP

Multi-year incentive interests

All outstanding unvested options and share awards in the tables below and on page 62 are subject to performance conditions.

For disclosure purposes, any PLC and NV ADRs awarded under the BIP or the REGP have been converted into ordinary share equivalents. Between December 31, 2014 and the date of this Annual Report on Form 20-F, there have been no changes in the options or share awards held by Executive Directors.

Erik Engstrom

OPTIONS	Year of grant		Type of security	No. of options held on 1 Jan 2014	No. of options granted during 2014	Option price	No. of options exercised during 2014	Market price per share at exercise	No. of options held on 31 Dec 2014	Unvested options vesting on	Options exercisable until
ESOS	2006		PLC ord	178,895		£5.305	178,895	£9.138
			NV ord	120,198		€11.470	120,198	€15.755
	2011		PLC ord	139,146		£5.390			139,146		May 5, 21
			NV ord	92,953		€8.969			92,953		May 5, 21
	2012	*	PLC ord	198,836		£5.155			198,836	May 2, 15	May 2, 22
			NV ord	139,742		€9.030			139,742	May 2, 15	May 2, 22
	2013		PLC ord	178,799		£7.345			178,799	May 9, 16	May 9, 23
			NV ord	124,337		€12.530			124,337	May 9, 16	May 9, 23
	2014		PLC ord		145,604	£9.245			145,604	Apr 7, 17	Apr 7, 24
			NV ord		102,839	€15.820			102,839	Apr 7, 17	Apr 7, 24

Total PLC ords				695,676	145,604		178,895		662,385
Total NV ords				477,230	102,839		120,198		459,871

*	The performance outcome for the ESOS 2012 is set out on page 50.

SHARES	Year of grant		Type of security	No. of unvested shares held on 1 Jan 2014	No. of shares awarded during 2014	Market price per share at award	No. of shares vested/ performance tested during 2014	Market price per share at vesting/ performance testing	No. of unvested/ non- performance tested shares held on 31 Dec 2014	End of performance period	Date of release
BIP	2011		NV ord	122,352		€8.969	110,728	€15.975
	2012	[1]	NV ord	136,950		€9.030			136,950	Dec 2014	H1 2015
	2013		NV ord	96,830		€12.530			96,830	Dec 2015	H1 2016
	2014		NV ord		81,388	€15.820			81,388	Dec 2016	H1 2017
LTIP	2013		PLC ord	178,799		£7.345			178,799	Dec 2015	H1 2016
			NV ord	124,337		€12.530			124,337	Dec 2015	H1 2016
	2014		PLC ord		145,604	£9.245			145,604	Dec 2016	H1 2017
			NV ord		102,839	€15.820			102,839	Dec 2016	H1 2017
REGP[2]	2013		PLC ord	321,895		£7.760			321,895	Dec 2014	H1 2015
			NV ord	450,494		€13.150			450,494	Dec 2014	H1 2015

Total PLC ords				500,694	145,604				646,298
Total NV ords				930,963	184,227		110,728		992,838

1.	The performance outcome for the BIP 2012 is set out on page 49.

2.	The performance outcome for the second and final tranche of the REGP is set out on page 49. The deferred shares from the first tranche of the REGP (i.e. 214,855 PLC ordinary shares and 141,094 NV ordinary shares) were performance tested in H1 2013 and fully disclosed as part of the 2012 single total figure on page 57 of the 2013 Annual Report on Form 20-F.

Nick Luff

OPTIONS	Year of grant	Type of security	No. of options held on 1 Jan 2014	No. of options granted during 2014	Option price	No. of options exercised during 2014	Market price per share at exercise	No. of options held on 31 Dec 2014	Unvested options vesting on	Options exercisable until
ESOS	2014	PLC ord		65,656	£9.900			65,656	Sep 2, 17	Sep 2, 24
		NV ord		46,963	€17.500			46,963	Sep 2, 17	Sep 2, 24

Total PLC ords				65,656				65,656
Total NV ords				46,963				46,963

SHARES	Year of grant	Type of security	No. of unvested shares held on 1 Jan 2014	No. of shares awarded during 2014	Market price per share at award	No. of shares vested/ performance tested during 2014	Market price per share at vesting/ performance testing	No. of unvested/ non- performance tested shares held on 31 Dec 2014	End of performance period	Date of release
BIP	2014	PLC ord		32,630	£9.900			32,630	Dec 2016	H1 2017
		NV ord		22,870	€17.500			22,870	Dec 2016	H1 2017
LTIP	2014	PLC ord		65,656	£9.900			65,656	Dec 2016	H1 2017
		NV ord		46,963	€17.500			46,963	Dec 2016	H1 2017
PSP	2014	PLC ord		65,656	£9.900			65,656	Dec 2014	H1 2015
		NV ord		46,963	€17.500			46,963	Dec 2014	H1 2015
	2014	PLC ord		65,656	£9.900			65,656	Dec 2015	H1 2016
		NV ord		46,963	€17.500			46,963	Dec 2015	H1 2016

Total PLC ords				229,598				229,598
Total NV ords				163,759				163,759

Duncan Palmer

SHARES	Year of grant	Type of security	No. of unvested shares held on 1 Jan 2014	No. of shares awarded during 2014	Market price per share at award	No. of shares vested/ performance tested during 2014	Market price per share at vesting/ performance testing	No. of unvested/ non- performance tested shares held on 31 Dec 2014	End of performance period	Date of release
RSP*	2012	PLC ord	72,042		£6.015	72,042	£9.781			Sep 25, 14
		NV ord	51,378			51,378	€17.570			Sep 25, 14

Total PLC ords			72,042			72,042
Total NV ords			51,378			51,378

*	Reflects the pro-rated number of shares following his resignation as previously disclosed. In accordance with the terms of the award, the full award was granted over Reed Elsevier PLC ordinary shares but half was settled with Reed Elsevier NV ordinary shares.

THE GROUP

As of December 31, 2014 we operated and/or had awards outstanding under a number of equity-based plans as follows:

(i)	All-Employee Equity-Based Plans

Our all-employee equity-based plans comprise the following two plans.

(a)	UK SAYE Share Option Scheme (the SAYE Scheme)

Options over Reed Elsevier PLC ordinary shares have been granted under the SAYE Scheme. Shares may be acquired at not less than the higher of (i) 80% of the closing market price for the relevant share on The London Stock Exchange three dealing days before invitations to apply for options are issued, and (ii) if new shares are to be subscribed, their nominal value.

All UK employees of RELX Group plc and participating companies under its control in employment at the date of invitation are entitled to participate in the SAYE Scheme. In addition, the Directors of RELX Group plc may permit other employees of RELX Group plc and participating companies under its control to participate.

Invitations to apply for options may normally only be issued within 42 days after the announcement of our combined results for any period. No options may be granted more than 10 years after the approval of the scheme. A new 2013 SAYE Share Option Scheme was implemented during 2013, to replace the 2003 SAYE Share Option, under which the final grant of options permitted within the scheme’s 10 year validity period, was made during 2012. Outstanding options granted under the 2003 SAYE Share Option Scheme will remain capable of exercise until 2018.

On joining the SAYE Scheme, a save as you earn contract (a Savings Contract) must be entered into with an appropriate savings body, under which savings of between £10 and £500 per month may be made to such savings body for a period of three or five years. A bonus may be payable under the Savings Contract at the end of the savings period. Bonus rates are determined by HMRC. The amount of the monthly contributions may be reduced if applications exceed the number of Reed Elsevier PLC ordinary shares available for the grant of options on that occasion.

The number of Reed Elsevier PLC ordinary shares over which an option may be granted is limited to that number of shares which may be acquired at the exercise price out of the repayment proceeds (including any bonus) of the Savings Contract.

Options under the SAYE Scheme may normally only be exercised for a period of six months after the bonus date under the relevant Savings Contract. However, options may be exercised earlier than the normal exercise date in certain specified circumstances, including death, or on ceasing employment on account of injury, disability, redundancy, reaching contractual retirement age, or upon retirement under our self-standing retirement policy for the SAYE Scheme or the sale of the business or subsidiary for which the participant works, or on ceasing employment for any other reason, or provided the option has been held for at least three years. Exercise is allowed in the event of an amalgamation, reconstruction or take-over of the company whose shares are under option; alternatively, such options may, with the agreement of an acquiring company or a company associated with it, be exchanged for options over shares in the acquiring company or that associated company. Options may also be exercised in the event of the voluntary winding-up of the company whose shares are under option. In the event that options are exercised before the bonus date, the participant may acquire only the number of shares that can be purchased with the accumulated savings up to the date of exercise, plus interest (if any).

In the event of any capitalisation or rights issue by Reed Elsevier PLC or Reed Elsevier NV, or of any consolidation, subdivision or reduction of their share capital, the number of shares subject to any relevant option and/or the exercise price may be adjusted with the approval of HMRC, subject to the independent auditors of RELX Group plc confirming in writing that such adjustment is, in their opinion, fair and reasonable.

Mr Engstrom and Mr Luff have waived their right to participate in the SAYE Scheme.

(b)	Convertible debenture stock arrangements

This facility consists of an annual issue by Reed Elsevier NV of a convertible debenture loan (the Netherlands Convertible Debenture Stock Scheme) that is open for subscription by staff employed by our companies in the Netherlands or temporarily seconded to affiliates abroad. The interest rate of the scheme is determined quarterly on the basis of market rates on internet savings accounts which can be withdrawn at a day’s notice in the Netherlands. Employees can annually subscribe for one or more debentures of €200 each, up to a maximum amount equal to 20% of the equivalent of 15 times the employee’s fixed gross monthly salary, including any fixed monthly allowances, but excluding any non-monthly salary components (holiday pay, annual incentives, profit shares etc). Interest is payable in arrears in the month of January following the subscription year. The loans have a term of 10 years. During the 10-year term of the loan employees can decide to convert their claim on Reed Elsevier NV into shares at an exercise price equal to the price of a Reed Elsevier NV ordinary share on Euronext Amsterdam on the last dealing day of the month in which the employee has subscribed for the loan (the exercise price). Each debenture of €200 can be converted into 50 ordinary shares in Reed Elsevier NV against payment of 50 times the exercise price, less €200.

(ii)	Executive Equity-Based Plans

Our executive equity-based plans comprise:

(a)	Reed Elsevier Group plc Growth Plan (REGP) (discontinued as of December 31, 2014)

The details of how the REGP operates have been disclosed on page 51 of the 2013 Annual Report on Form 20-F. The performance measures and targets for the matching awards granted in 2013 are disclosed in the 2013 Annual Report on Form 20-F on page 62. No further awards have been or will be granted under this plan and the final tranche of awards vested on February 27, 2015.

(b)	Long-term incentive plans (LTIP)

The plans in this category comprise the Long-Term Incentive Plan 2013 (LTIP 2013), the Long-Term Incentive Plan 2010 (LTIP 2010) and the Long-Term Incentive Share Option Scheme 2003 (LTIS 2003). Details of the LTIP 2010 and the LTIS 2003 have been disclosed in previous years’ Annual Reports on Form 20-F.

The LTIP 2013 applies to senior executives (including executive officers and executive directors). Awards may be granted as performance share awards or nil-cost options but it is currently intended to only grant performance share awards. Awards vest subject to performance measured over three financial years. Awards may be satisfied with new issue shares, a transfer of treasury shares or shares purchased in the market, but it is currently intended to continue the existing practice of satisfying awards with shares purchased in the market. The performance measures and targets applicable to awards granted in 2014 under this plan are set out on pages 53 and 54. The vesting of awards is also subject to participants meeting a minimum shareholding requirement and continued employment (except for certain categories of approved leavers). Dividend equivalents accrue over the performance period and are paid out in cash at the end to the extent that the awards vest.

The LTIP 2010 has awards outstanding which were granted in 2012. No awards were granted under this plan in 2014.

The LTIS 2003 enabled the grant of options and restricted shares. Options previously granted under this plan vested subject to performance and will lapse to the extent they remain unexercised, on the tenth anniversary of the date of grant. No awards were made under the LTIS 2003 in 2014.

(c)	Executive share option schemes (ESOS)

The plans in this category comprise the Executive Share Option Scheme 2013 (ESOS 2013) and the Share Option Scheme 2003 (ESOS 2003). Details of the ESOS 2003 have been disclosed in previous Annual Reports on Form 20-F.

The ESOS 2013 applies to around 1,000 executives (including executive officers and executive directors). Market value options are granted which vest (subject to performance in the case of executive directors) after three years and remain exercisable, subject to continued employment, until the tenth anniversary of grant. Options may be satisfied with new issue shares, a transfer of treasury shares or shares purchased in the market, but it is currently intended to continue the existing practice of satisfying options with new issue shares. The performance measure and targets applicable to options granted in 2014 under this plan to executive directors are set out on page 54.

ESOS 2003 has options outstanding under it but no options were granted under this plan in 2014 and no future options will be granted under this plan.

(d)	Bonus investment plans (BIP)

The Bonus Investment Plan 2010 (BIP 2010) (see page 50 of the 2013 annual report for a description of this plan) is a voluntary plan aimed at encouraging personal investment in, and ongoing holding of, our shares to promote greater alignment with shareholders and support the retention of key talent. Awards were made in 2014 under BIP 2010 to senior executives (including executive officers and Executive Directors). The performance measures and targets applicable to awards granted in 2014 are set out on page 53.

(e)	Retention Share Plan (RSP)

The RSP has been used to facilitate the grant of one-off awards of restricted shares, where appropriate, to senior new hires for example, to buy out share-based awards from previous employment. The restricted shares which have been awarded will be satisfied by shares purchased in the market and Executive Directors are not eligible to participate.

In addition, since 2006, employees eligible to participate in the ESOS (see (c) above), other than Executive Directors, have been able to choose prior to the date of grant whether to receive all or part of their grant in the form of restricted shares based on a pre-determined conversion ratio of one share for every five options that would otherwise be granted to them under ESOS. The RSP is the vehicle used to deliver the award of such restricted shares. The restricted shares vest after the expiry of three years from the date of grant, subject to the participant remaining employed by us or a participating company under our control. The restricted shares awarded are satisfied by shares purchased in the market.

Share options and conditional share awards

At February 25, 2015 the total number of ordinary shares subject to outstanding options was:

	Number of outstanding options	Options over shares	Option price range
SAYE Scheme	2,295,649	Reed Elsevier PLC	£4.108 — £7.088
Netherlands Convertible Debenture Stock Scheme	1,159,250	Reed Elsevier NV	€9.00 — €18.365
ESOS	6,126,253	Reed Elsevier PLC	£4.20 — £10.02
	4,361,270	Reed Elsevier NV	€7.301 — €17.82
LTIS 2003	29,948	Reed Elsevier PLC	£5.115
	20,630	Reed Elsevier NV	€11.13

Share options are expected, upon exercise, to be met principally by the issue of new ordinary shares, but may also be met from shares held by the Employee Benefit Trust.

At February 25, 2015 the following conditional share awards were also outstanding:

	Number of outstanding awards	Awards over shares in
REGP*	536,750	Reed Elsevier PLC
	591,588	Reed Elsevier NV
LTIP	3,385,339	Reed Elsevier PLC
	2,378,731	Reed Elsevier NV
BIP*	2,875,232	Reed Elsevier PLC
	1,498,399	Reed Elsevier NV
RSP	1,444,123	Reed Elsevier PLC
	888,598	Reed Elsevier NV
Other**	131,312	Reed Elsevier PLC
	93,926	Reed Elsevier NV

*	For disclosure purposes, any Reed Elsevier PLC and Reed Elsevier NV ADRs awarded under these plans have been converted into ordinary share equivalents.

**	Performance share awards granted to Nick Luff on September 2, 2014. These were not granted under an existing plan – the awards of Reed Elsevier PLC ordinary shares fall within paragraph 9.4.2(2)R of the UK Listing Rules and the awards of Reed Elsevier NV ordinary shares were approved by shareholders at the Annual General Shareholders’ Meeting of Reed Elsevier NV on April 23, 2014. More detail in relation to these awards is set out on pages 52 to 55.

It is intended that these awards will be satisfied with shares purchased in the market.

THE GROUP

Share ownership

The interests of those individuals who were Directors of Reed Elsevier PLC and Reed Elsevier NV as at December 31, 2014 in the issued share capital of the respective companies at the beginning and end of the year are shown below. Reed Elsevier PLC and Reed Elsevier NV ADRs are converted into ordinary share equivalents.

	Reed Elsevier PLC ordinary shares		Reed Elsevier NV ordinary shares
	January 1, 2014	December 31, 2014	January 1, 2014	December 31, 2014
Erik Engstrom	114,552	118,552	513,765	516,765
Anthony Habgood	50,000	50,000	25,000	25,000
Wolfhart Hauser		4,107	750	2,010
Adrian Hennah	5,163	10,508
Lisa Hook			4,800	4,800
Marike van Lier Lels
Nick Luff	*	17,187	*	12,106
Robert Polet	1,000	1,000
Linda Sanford	3,600	6,700
Ben van der Veer			5,000	7,000

*	On date of appointment.

The interests of the current Executive Directors of Reed Elsevier PLC and Reed Elsevier NV in the issued share capital of the respective companies as at March 9, 2015 were:

	Interest in Reed Elsevier PLC ordinary shares*	Interest in Reed Elsevier NV ordinary shares*
Erik Engstrom	127,040	521,556
Nick Luff	67,534	47,616

*	In the table above, Reed Elsevier PLC and Reed Elsevier NV ADRs are converted into ordinary share equivalents.

Shares and options held by executive officers

The following table indicates the total aggregate number of Reed Elsevier PLC ordinary shares and Reed Elsevier NV ordinary shares beneficially owned and the total aggregate number of share options and conditional share awards held by the executive officers (other than Directors) of RELX Group plc (three persons) in office as of February 25, 2015:

	Reed Elsevier PLC ordinary shares	Reed Elsevier PLC ordinary shares subject to options	Reed Elsevier PLC conditional share awards	Reed Elsevier NV ordinary shares	Reed Elsevier NV ordinary shares subject to options	Reed Elsevier NV conditional share awards
Executive officers (other than Directors)	239,065	204,242	579,613	61,575	192,448	272,099

In the table above, Reed Elsevier PLC and Reed Elsevier NV ADRs are converted into ordinary share equivalents.

The options over Reed Elsevier PLC ordinary shares included in the above table are exercisable at prices ranging from £4.665 to £9.245 per share and between the date hereof and 2024. The options over Reed Elsevier NV ordinary shares included in the above table are exercisable at prices ranging from €8.31 to €21.74 per share and between the date hereof and 2024. The Reed Elsevier PLC and Reed Elsevier NV conditional share awards included in the above table will vest between 2015 and 2017.

BOARD PRACTICES

THE GROUP

During 2014, the Boards of Directors of Reed Elsevier PLC and Reed Elsevier NV managed their respective shareholdings in Reed Elsevier Group plc and Elsevier Reed Finance BV. Effective February 25, 2015, Reed Elsevier PLC and Reed Elsevier NV transferred their direct ownership interest in Elsevier Reed Finance BV to their jointly-owned company, Reed Elsevier Group plc and named this newly-combined single group entity RELX Group plc. For further information regarding this transfer and developments to the corporate structure, see Item 4: Organisational Structure on pages 23 to 24. The Boards of Reed Elsevier PLC, Reed Elsevier NV and RELX Group plc are harmonised. All of the Directors of RELX Group plc are also Directors of Reed Elsevier PLC and Reed Elsevier NV. Reed Elsevier NV may nominate for appointment up to two Non-Executive Directors who are not appointed to the Boards of either Reed Elsevier PLC or RELX Group plc. Currently, one such Director has been appointed to the Board of Reed Elsevier NV. Subject to shareholders of Reed Elsevier PLC and Reed Elsevier NV re-electing retiring Directors at their respective Annual General Meetings in 2015, all the Directors of RELX Group plc will also be Directors of Reed Elsevier PLC and of Reed Elsevier NV. For a complete description of the Board membership positions and executive officer positions within the Group, see “— Directors” and “Senior Management” on pages 44 to 46. Details of the membership of the Audit Committees of RELX Group plc, Reed Elsevier PLC and Reed Elsevier NV and details of the membership of the Remuneration Committee are given under “Directors” on page 44.

RELX GROUP PLC

The RELX Group plc Board consists of two Executive Directors and seven Non-Executive Directors. A person may only be appointed or proposed or recommended for appointment to the Board if that person has been nominated for that appointment by the joint Nominations Committee of Reed Elsevier PLC and Reed Elsevier NV. Persons nominated by the Nominations Committee will be required to be approved by the RELX Group plc Board, prior to appointment to the RELX Group plc Board.

Decisions of the Board of Directors of RELX Group plc require a simple majority, and the quorum required for meetings of the Board of RELX Group plc is any two Directors.

The RELX Group plc Board has established the following Committees:

—	Audit — currently comprising three independent Non-Executive Directors; and

—	Remuneration — currently comprising three independent Non-Executive Directors and the Chairman of RELX Group plc.

Arrangements established at the time of the merger of Reed Elsevier PLC’s and Reed Elsevier NV’s businesses provide that, if any person (together with persons acting in concert with him) acquires shares, or control of the voting rights attaching to shares, carrying more than 50% of the votes ordinarily exercisable at a general meeting of Reed Elsevier PLC or Reed Elsevier NV and has not made a comparable takeover offer for the other party, the other party may by notice suspend or modify the operation of certain provisions of the merger arrangements, such as (i) the right of the party in which control has been acquired (the “Acquired Party”) to appoint or remove directors of Reed Elsevier PLC, Reed Elsevier NV and RELX Group plc and (ii) the Standstill Obligations (defined below) in relation to the Acquired Party. Such a notice will cease to apply if the person acquiring control makes a comparable offer for all the equity securities of the other within a specified period or if the person (and persons acting in concert with him) ceases to have control of the other.

In the event of a change of control of one parent company and not the other (where there has been no comparable offer for the other), the parent company which has not suffered the change in control will effectively have the sole right to remove and appoint directors of RELX Group plc. Also, a director removed from the Board of a parent company which has suffered a change in control will not have to resign from the Board of the other parent company or RELX Group plc.

The articles of association of RELX Group plc contain certain restrictions on the transfer of shares in RELX Group plc. In addition, pursuant to arrangements established at the time of the merger, neither Reed Elsevier PLC nor Reed Elsevier NV may acquire or dispose of any interest in the share capital of the other or otherwise take any action to acquire the other without the prior approval of the other (the “Standstill Obligations”). The Panel on Takeovers and Mergers in the United Kingdom (the “Panel”) has stated that in the event of a change of statutory control of either Reed Elsevier PLC or Reed Elsevier NV, the person or persons acquiring such control will be required to make an offer to acquire the share capital of RELX Group plc held by the other, in accordance with the requirements of the City Code on Takeovers and Mergers in the United Kingdom. This requirement would not apply if the person acquiring statutory control of either Reed Elsevier PLC or Reed Elsevier NV made an offer for the other on terms which are considered by the Panel to be appropriate.

REED ELSEVIER PLC

The Reed Elsevier PLC Board currently consists of two Executive Directors and seven Non-Executive Directors. A person may only be appointed or proposed or recommended for appointment to the Board if that person has been nominated for that appointment by the joint Nominations Committee of Reed Elsevier PLC and Reed Elsevier NV. Persons nominated by the Nominations Committee will be required to be approved by the Reed Elsevier PLC Board, prior to the appointment to the Reed Elsevier PLC Board. A copy of the terms of reference of the Nominations Committee is available on request and can be viewed on our website, www.relxgroup.com. The information on our website is not incorporated by reference into this report.

Notwithstanding the provisions outlined above in relation to the appointment to the Board, Reed Elsevier PLC shareholders retain their rights under Reed Elsevier PLC’s articles of association to appoint Directors to the Reed Elsevier PLC Board by ordinary resolution. Reed Elsevier PLC shareholders may also, by ordinary resolution, remove a Director from the Board of Reed Elsevier PLC, and in such circumstances that Director will also be required to be removed or resign from the Boards of Reed Elsevier NV and RELX Group plc (except in circumstances where there has been a change of control of Reed Elsevier PLC and not Reed Elsevier NV).

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

RELX Group plc has established a Remuneration Committee, which is responsible for determining the remuneration policy (subject to shareholder approval) and monitoring its implementation for the Executive Directors of Reed Elsevier PLC and RELX Group plc, and considering the remuneration for the Executive Directors of Reed Elsevier NV.

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

REED ELSEVIER NV

On May 8, 2013 and the unitary board governance structure became effective. Reed Elsevier NV has a unitary board comprising both Executive and Non-Executive Directors. The Board currently comprises two Executive Directors and eight Non-Executive Directors. Directors shall be appointed by the General Shareholders’ Meeting upon a proposal of the Non-Executive Directors based on a nomination for appointment by the joint Nominations Committee of Reed Elsevier NV and Reed Elsevier PLC. The articles of association of Reed Elsevier NV provide that a resolution of the General Shareholders’ Meeting to appoint a Director other than in accordance with a proposal of the Board can only be taken by a majority of at least two-thirds of the votes cast if less than one-half of Reed Elsevier NV’s issued capital is represented at the meeting.

The General Shareholders’ Meeting of Reed Elsevier NV shareholders may also, by ordinary resolution, resolve to suspend or dismiss each Director of Reed Elsevier NV. In addition, each Executive Director of the Board can, at any time, be suspended by the Board. In such circumstances that Executive Director will also be required to be removed or resign from the Boards of Reed Elsevier PLC and RELX Group plc (except in circumstances where there has been a change of control of Reed Elsevier NV and not Reed Elsevier PLC).

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

RELX Group plc has established a Remuneration Committee, which is responsible for considering the remuneration for the Executive Directors of Reed Elsevier NV, and determining the remuneration policy (subject to shareholder approval) and monitoring its implementation for the Executive Directors of RELX Group plc and Reed Elsevier PLC.

Under the articles of association of Reed Elsevier NV, a Director of Reed Elsevier NV shall retire no later than on the day on which the first General Meeting of Shareholders’ is held following the lapse of three years after his appointment, with the possibility of re-appointment and shall retire periodically in accordance with a rotation plan drawn up by the Board. Notwithstanding these provisions in the articles of association, in accordance with the provisions of the UK Corporate Governance Code all Directors retire and seek re-appointment at each Annual General Meeting of Shareholders. To align the arrangements regarding appointment for the Boards of Reed Elsevier NV and Reed Elsevier PLC annual re-appointment shall not affect the term of their three-year appointment. As a general rule, Non-Executive Directors serve for two three-year terms. The Nominations Committee may recommend that individual Non-Executive Directors serve up to one additional three-year term. A schedule with the anticipated dates of retirement of Directors is published on our website, www.relxgroup.com. A copy of the terms of reference of the Nominations Committee is available on request and can be viewed on our website. The information on our website is not incorporated by reference into this report.

ELSEVIER REED FINANCE BV

During 2014, Elsevier Reed Finance BV had a two-tier board structure comprising a Management Board, consisting of three members, and a Supervisory Board, consisting of three members.

EMPLOYEES

The number of people employed is disclosed in note 5 to the combined financial statements.

The Board of RELX Group plc is fully committed to the concept of employee involvement and participation, and encourages each of its businesses to formulate its own tailor-made approach with the co-operation of employees. We are an equal opportunity employer, and recruit and promote employees on the basis of suitability for the job. Appropriate training and development opportunities are available to all employees. A code of ethics and business conduct applicable to employees within the Group has been adopted throughout its businesses.

ITEM 7: MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

REED ELSEVIER PLC

Substantial share interests

As at March 6, 2015, we had been notified by the following shareholders that they held an interest of 3% or more in voting rights(1) of the issued share capital of Reed Elsevier PLC:

Identity of Person or Group(2)	% of Class
BlackRock, Inc	5.03
Invesco Limited	5.03
Lloyds Banking Group plc	3.47
Legal & General Group plc	3.40

The percentage interests stated above are as disclosed at the date on which the interests were notified to us.

(1)	Under the UK Disclosure and Transparency Rules, subject to certain limited exceptions, persons or groups with an interest of 3% or more in voting rights of the issued Reed Elsevier PLC ordinary share capital are required to notify both Reed Elsevier PLC and the UK Financial Conduct Authority of their interest.

(2)	Under the UK Large and Medium-sized Companies and Groups (Accounts and Reports) Regulations 2008, Reed Elsevier PLC is required to disclose information they are aware of regarding the identity of each person with a significant direct or indirect holding of securities in Reed Elsevier PLC as at the financial year end.

As far as Reed Elsevier PLC is aware, except as disclosed herein, it is neither directly or indirectly owned nor controlled by one or more corporations or by any government.

At December 31, 2014 there were 16,795 ordinary shareholders, including the depositary for Reed Elsevier PLC’s ADR programme, with a registered address in the United Kingdom, representing 99.85% of shares issued.

Reed Elsevier PLC is not aware of any arrangements the operation of which may at a subsequent date result in a change in control of Reed Elsevier PLC. The major shareholders of Reed Elsevier PLC do not have different voting rights to other ordinary shareholders.

REED ELSEVIER NV

Substantial share interests

As of March 6, 2015, we were aware of the following disclosable interests of 3% or more in the issued Reed Elsevier NV shares based on the public database of and on notification received from the Netherlands Authority for the Financial Markets(1) or provided as a Schedule 13G filing(2):

Identity of Person or Group	% of Class
BlackRock, Inc	6.10
Reed Elsevier PLC(3)	5.89
Causeway Capital Management LLC	5.81
ING Groep N.V.	5.00
The Bank of New York Mellon Corporation	4.59
FIL Limited	3.72
Reed Elsevier NV(4)	5.94

(1)	Under Article 5:38 of the Netherlands Financial Markets Supervision Act, any person acquiring or disposing of shares or voting rights in public companies established under the laws of the Netherlands listed on a stock exchange in the European Union, is required to notify the Netherlands Authority for the Financial Markets (AFM) without delay if such person knows, or should know, that such interest therein reaches, exceeds or drops below a 3%, 5%, 10%, 15%, 20%, 25%, 30%, 40%, 50%, 60%, 75% and 95% threshold. No interest in the shares or voting rights of Reed Elsevier NV of 10% or more has been disclosed in the AFM’s registers.

(2)	The Securities Exchange Act of 1934 as amended requires any person who has, as at the end of the calendar year, a direct or indirect beneficial interest in 5% or more of the issued share capital of a company, to file a statement on Schedule 13G with the Securities and Exchange Commission reporting such interest within 45 days following the end of the calendar year.

(3)	Reed Elsevier PLC’s interest comprises a holding of R shares of €0.70 nominal value each held by a subsidiary of Reed Elsevier PLC. The 5.89% indirect equity interest in the total share capital of Reed Elsevier NV was notified to the AFM at the time the 5% threshold was reached. The subsequent repurchases of R shares are not reflected in the substantial interest register held by AFM, as the interest did not drop below the 5% threshold.

(4)	Under Dutch regulations, Reed Elsevier NV is required to notify the AFM if it acquires shares in its own capital as a result of which its percentage of shares in its own capital reaches, exceeds or falls below certain thresholds (including 3 and 5%).

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

RELATED PARTY TRANSACTIONS

Transactions with joint ventures and key management personnel, comprising the Executive and Non-Executive Directors of Reed Elsevier PLC and Reed Elsevier NV, are set out in note 29 to the combined financial statements. Further details of remuneration of key management personnel are set out in “Item 6 — Directors, Senior Management and Employees”.

ITEM 8: FINANCIAL INFORMATION

FINANCIAL STATEMENTS

See Item 18: Financial Statements.

DIVIDEND POLICY

Dividends to Reed Elsevier PLC and Reed Elsevier NV shareholders are, other than in special circumstances, equalised at the gross level, including the benefit of the UK attributable tax credit of 10% available to certain Reed Elsevier PLC shareholders. The exchange rate used for each dividend calculation as defined in the Reed Elsevier merger agreement is the spot euro/sterling exchange rate, averaged over a period of five business days commencing with the tenth business day before the announcement of the proposed dividend. The Boards of Reed Elsevier PLC and Reed Elsevier NV have adopted dividend policies in recent years in respect of their equalised dividends that, subject to currency considerations, more closely align dividend growth with growth in adjusted earnings, consistent with the dividend normally being covered over the longer term at least two times by adjusted earnings (i.e. before the amortisation of acquired intangible assets, acquisition related costs, net financing charge on defined benefit pension schemes, disposal gains and losses and other non operating items, related tax effects, other deferred tax credits from intangible assets and exceptional prior year tax credits).

Reed Elsevier NV may resolve that the dividend to be paid on each R share shall be lower than the dividend to be paid on each ordinary share, but not less than 1% of the nominal value of an R share.

LEGAL PROCEEDINGS

Various of the Group’s subsidiaries operating in the United States have been the subject of legal proceedings and federal and state regulatory actions relating to data security breaches, pursuant to which unauthorised persons obtained personal identifying information from our databases, or alleged breaches of federal privacy laws in connection with the obtaining and disclosure by such subsidiaries of information without the consent of the individuals involved. The principal actions and investigations have been settled, with the substantial portion of cash payments agreed to be paid by these subsidiaries being reimbursed by insurance and third-party indemnities. The settlements generally require strict data security programs, submissions of regulatory reports and on-going monitoring by independent third parties to ensure our compliance with the terms of those settlements. While the costs of such on-going monitoring will be borne by us, neither the costs of compliance nor the costs of such on-going monitoring are expected to have a material adverse effect on our financial position or the results of our operations.

Many of the products offered by Risk Solutions are subject to regulation under the US Fair Credit Reporting Act (“FCRA”), Graham Leach Bliley Act (“GLBA”), Drivers Privacy Protection Act (“DPPA”) and related state laws requiring that we meet certain obligations in connection with the disclosure of information. Certain of these laws further provide for statutory penalties and attorneys fees for non-compliance. In the normal course of its business, Risk & Business Information deals with individual and class action lawsuits claiming violation of one or more of these statutes. Other than pending matters, to date, these cases have either been settled or successfully defended with a substantial portion of cash payments agreed to be paid by our insurance providers. These proceedings have not had, and are not expected to have, a material adverse effect on our financial position or the results of our operations.

We are party to various other legal proceedings arising in the ordinary course of our business, the ultimate resolutions of which are not expected to have a material adverse effect on our financial position or the results of our operations.

ITEM 9: THE OFFER AND LISTING

TRADING MARKETS

REED ELSEVIER PLC

The Reed Elsevier PLC ordinary shares are listed on the London Stock Exchange and the New York Stock Exchange. The London Stock Exchange is the principal trading market for Reed Elsevier PLC ordinary shares. Trading on the New York Stock Exchange is in the form of American Depositary Shares (ADSs), evidenced by American Depositary Receipts (ADRs) issued by Citibank N.A., as depositary. Each ADS represents four Reed Elsevier PLC ordinary shares.

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

	Pence per ordinary share		US dollars per ADS
Calendar Periods	High	Low	High	Low
2014	1,113	866	69.76	57.73
2013	899	641	60.05	41.01
2012	652	469	42.04	28.90
2011	591	461	37.74	29.61
2010	563	461	35.70	26.82

2014
Fourth Quarter	1,113	938	69.76	59.69
Third Quarter	1,011	917	66.56	63.21
Second Quarter	959	866	65.27	58.39
First Quarter	935	878	62.56	57.73

2013
Fourth Quarter	899	822	60.05	52.69
Third Quarter	854	761	54.39	46.18
Second Quarter	796	715	48.39	44.36
First Quarter	782	641	47.53	41.01

2012
Fourth Quarter	652	598	42.04	38.25
Third Quarter	608	506	39.34	31.53
Second Quarter	565	469	36.24	28.90
First Quarter	563	509	35.75	31.44

Month
February 2015	1,188	1,118	73.51	69.02
January 2015	1,162	1,066	70.33	64.75
December 2014	1,110	1,042	69.76	65.22
November 2014	1,113	1,028	69.32	65.02
October 2014	1,027	938	65.74	59.69
September 2014	1,011	980	66.28	63.94

REED ELSEVIER NV

The Reed Elsevier NV ordinary shares are quoted on Euronext Amsterdam NV and the New York Stock Exchange. Euronext Amsterdam NV is the principal trading market for Reed Elsevier NV ordinary shares. Trading on the New York Stock Exchange is in the form of ADSs, evidenced by ADRs issued by Citibank N.A., as depositary. Each ADS represents two Reed Elsevier NV ordinary shares.

The table below sets forth, for the periods indicated, the high and low closing middle market quotations for the Reed Elsevier NV Ordinary Shares on Euronext Amsterdam NV as derived from the Officiële Prijscourant of Euronext Amsterdam NV and the high and low last reported sales prices in US dollars for the Reed Elsevier NV ADSs on the New York Stock Exchange, as derived from the New York Stock Exchange Composite Tape, and reported by Thomson Reuters Datastream:

	€ per ordinary share		US dollars per ADS
Calendar Periods	High	Low	High	Low
2014	19.95	14.70	49.32	40.78
2013	15.82	11.18	43.01	28.97
2012	11.37	8.17	29.58	20.35
2011	10.27	7.59	27.84	21.23
2010	10.12	8.17	26.93	20.14

2014
Fourth Quarter	19.95	16.42	49.32	42.03
Third Quarter	18.10	16.23	46.50	44.11
Second Quarter	16.85	14.70	45.94	40.78
First Quarter	16.23	15.09	44.51	40.89

2013
Fourth Quarter	15.82	14.46	43.01	39.05
Third Quarter	15.07	13.00	40.55	33.68
Second Quarter	13.43	12.26	34.38	32.21
First Quarter	13.37	11.18	34.18	28.97

2012
Fourth Quarter	11.37	10.23	29.58	26.50
Third Quarter	10.66	9.14	27.49	22.20
Second Quarter	9.73	8.17	25.97	20.35
First Quarter	9.64	8.79	25.76	22.36

Month
February 2015	22.73	21.63	51.52	49.20
January 2015	21.83	19.10	49.28	45.45
December 2014	19.95	18.70	49.32	46.43
November 2014	19.77	18.36	49.03	45.96
October 2014	18.37	16.42	46.01	42.03
September 2014	18.10	17.36	46.35	44.83

ITEM 10: ADDITIONAL INFORMATION

ARTICLES OF ASSOCIATION

REED ELSEVIER PLC

A copy of Reed Elsevier PLC’s current Articles of Association (the “Articles”) is incorporated by reference from Exhibit 4.1 to the Registration Statement on Form S-8 filed with the SEC on May 25, 2010 — see “Item 19: Exhibits” on pages S-3 and S-4.

The following is a summary of the current Articles. As a summary, it is not exhaustive and is qualified in its entirety by reference to UK law and the Articles.

Company’s Objects

Reed Elsevier PLC’s objects are unrestricted.

Share Capital

As at December 31, 2014 issued ordinary share capital comprised 1,205,397,320 shares of 14 51/116p. At December 31, 2014 the total shares held in treasury were 77,730,978. Of these 8,032,643 ordinary shares were held by the Employee Benefit Trust and 69,698,335 ordinary shares were held in treasury by Reed Elsevier PLC. During 2014, Reed Elsevier PLC bought back 35,251,501 ordinary shares pursuant to the authority given by shareholders at the Annual General Meeting held on April 24, 2014 and the previous authority given by shareholders at the Annual General Meeting held on April 25, 2013. These shares are included in the number of ordinary shares held in treasury.

Reed Elsevier PLC by ordinary resolution and subject to the UK Companies Act 2006 (the “Act”) may:

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

All shares created by increase of Reed Elsevier PLC’s share capital by consolidation, division or sub-division shall be subject to all the provisions of the Articles.

Reed Elsevier PLC by special resolution and subject to the Act may:

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

Where the Board refuses to register a transfer of certificated shares, it must notify the transferee of the refusal within two months after the date on which the instrument of transfer was lodged with Reed Elsevier PLC.

For those members holding uncertificated shares, such transfers must be conducted using a relevant system as defined in the UK Uncertificated Securities Regulations 2001.

Untraced shareholders

Reed Elsevier PLC is entitled to sell any of its ordinary shares if;

1.	during the period of twelve years prior to the publication of any advertisement stating the intent to sell, at least three dividends have become payable on the shares which have remained uncashed; and

2.	during the period of three months following the publication of any advertisement stating the intent to sell, Reed Elsevier PLC has received no indication of the location, or existence of the member, or the person entitled to the shares by way of transmission.

Dividend Rights

Subject to the provisions of the Act, the shareholders may by ordinary resolution declare a dividend no larger than the amount recommended by the Board. Interim dividends may also be payable if the Board deems that there is sufficient profit available for distribution. Except as otherwise provided by the rights attached to the shares, all dividends shall be declared and paid according to the amounts paid up on the shares on which the dividend is declared. No dividend payable in respect of a share shall bear interest against Reed Elsevier PLC, unless otherwise provided by the rights attached to the share.

Unclaimed dividends

Any dividend which remains unclaimed for 12 years from the date when it became due for payment shall, if the Board so resolves, be forfeited and cease to be owed by Reed Elsevier PLC to the shareholder. Reed Elsevier PLC may stop issuing dividend cheques or warrants:

1.	Where on at least two consecutive occasions dividend cheques/warrants are left uncashed or returned undelivered; or

2.	Where after one such occasion reasonable enquiries have failed to establish an updated address.

If the member goes on to claim a dividend or warrant, Reed Elsevier PLC must recommence issuing dividend cheques and warrants.

Distribution of assets on winding up

In the event of Reed Elsevier PLC being wound up, on the authority of a special resolution of Reed Elsevier PLC and subject to the UK Insolvency Act 1986 (as amended) the liquidator may:

1.	Divide among the members the whole or any part of the assets of Reed Elsevier PLC.

2.	Value any assets and determine how the division should be made between the members or different classes of members.

3.	Place the whole or any part of the assets in trust for the benefit of the members and determine the scope and terms of these trusts.

A member cannot be compelled to accept an asset with an inherent liability.

Variation of rights

Subject to the Act, where the capital of Reed Elsevier PLC is divided into different classes of shares, the unique rights attached to the respective classes may be varied or cancelled:

1.	With the written consent of the holders of 75% in nominal value of the issued shares of the class (excluding any treasury shares held in that class); or

2.	By authority of a special resolution passed at a separate general meeting of the holders of the shares of the class.

General meetings of shareholders

Subject to the Act, Reed Elsevier PLC must hold a general meeting as its annual general meeting within six months from January 1 every year. The Board may convene a general meeting when necessary and must do so promptly upon requisition by the shareholders. The notice period for annual general meetings is 21 clear days and 14 clear days for other general meetings. Subject to the Act and the Articles, the notice shall be sent to every member at their registered address. If, on two consecutive occasions notices are sent to a members registered address and have been returned undelivered the member shall not be entitled to receive any subsequent notice.

Voting rights

On a poll, every shareholder present in person or by proxy has one vote for every share of which he is the holder. No member is entitled to vote on a partly paid share. The Board also has the discretion to prevent a member from voting in person or by proxy if they are in default of a duly served notice under section 793 of the Act, concerning a request for information about interest in Reed Elsevier PLC’s shares.

Directors’ Interests

Subject to the provisions of the Act, where a Director declares an interest to the Board, the Board may authorise the matter proposed to it which would otherwise constitute a conflict of interest and place a Director in breach of their statutory duty. Such authorisation is effective where the Director in question is not included in the quorum for the meeting and the matter was agreed without their vote, or would have been agreed to had their vote not been counted. A Director’s duty to declare an interest does not apply in the circumstances provided for by section 177(5) and 177(6) of the Act. A Director:

1.	May be a party to, or otherwise interested in, any transaction or arrangement with Reed Elsevier PLC or in which Reed Elsevier PLC is otherwise (directly or interested in);

2.	May act solely or with his firm in a professional capacity (not as auditor) for Reed Elsevier PLC and shall be entitled to remuneration for his professional services, notwithstanding his position as Director; and

3.	May be interested in a body corporate in which Reed Elsevier PLC is directly or indirectly interested or where the relationship between the Director and the body corporate is at the request or direction of Reed Elsevier PLC.

A Director with a declared interest that has been authorised by the Board, is not accountable to Reed Elsevier PLC or its shareholders for any benefits received.

Directors’ Remuneration

The remuneration of any Executive Director shall be determined by the Board in accordance with Reed Elsevier PLC’s Remuneration Policy and may include (without limitation) admission to or continuance of membership of any scheme (including share acquisition schemes), life assurance, pension provision or other such benefits payable to the Director on or after retirement, or to his dependants on or after death.

For Directors who do not hold an executive position in Reed Elsevier PLC, their ordinary remuneration shall not exceed in aggregate £500,000 per annum or such higher amount as Reed Elsevier PLC may determine by ordinary resolution from time to time. Each Director shall be paid a fee for their services which is deemed to accrue from day to day at such rate as determined by the Board.

The Directors may grant extra remuneration to any Director who does not hold executive office but sits on any committee of the Board, or performs any other special services at the request of Reed Elsevier PLC. This extra remuneration may be paid in addition to, or in substitution for the ordinary remuneration.

Directors’ appointment/retirement/removal

The Board may appoint a person willing to act as Director, either to fill a vacancy or as an additional Director, provided the upper limit set by the Articles is not exceeded. Reed Elsevier PLC may by ordinary resolution remove any Director from office, no special notice need be given and no Director proposed for removal under the Articles has a right of protest against such removal.

Borrowing powers

Subject to the Act, the Board may exercise all the powers of Reed Elsevier PLC to borrow money, guarantee, indemnify, mortgage or charge its undertaking, property, assets (present and future) and uncalled capital and to issue debentures and other securities whether outright or as collateral security for any debt, liability or obligation of Reed Elsevier PLC or of any third party. Without the authority of an ordinary resolution the directors are prohibited from borrowing an amount equal to the higher of (i) eight thousand million pounds; and (ii) two and a half times the adjusted total of capital and reserves.

Indemnity

Subject to the Act, without bar to any other existing indemnity entitlements, Reed Elsevier PLC may use its assets to indemnify a Director against liability incurred through negligence, default, breach of duty or breach of trust in relation to Reed Elsevier PLC’s affairs.

REED ELSEVIER NV

The following is a summary of the principal provisions of Reed Elsevier NV’s Articles of Association (the “Articles”). As a summary, it is not exhaustive and is qualified in its entirety by reference to Dutch law and the Articles as they read in the Dutch language. The Articles were last amended before a civil law notary in Amsterdam on October 21, 2014 after a shareholders’ resolution was passed to approve such amendment at a General Shareholders’ Meeting held on October 21, 2014. A copy of the current Articles is filed as Exhibit 1.2 — see “Item 19: Exhibits” on pages S-3 and S-4.

Share Capital

Reed Elsevier NV has two types of shares: ordinary shares of 0.07 euro nominal value and R shares of 0.70 euro nominal value. At the General Shareholders’ Meeting, each ordinary share is entitled to cast one vote. Each R share is convertible into 10 ordinary shares and is entitled to cast ten (10) votes. Otherwise it has the same rights as an ordinary share, except that Reed Elsevier NV may pay a lower dividend on an R share, but not less than 1% of the nominal value of an R share. The ordinary shares are listed at Euronext Amsterdam and ADRs in respect of the ordinary shares are listed on the NYSE New York.

As at December 31, 2014 Reed Elsevier NV’s issued share capital comprised 697,153,245 ordinary shares and 4,303,179 R shares. At December 31, 2014 the total shares held in treasury were 49,279,276. Of these 5,337,782 ordinary shares were held by the Employee Benefit Trust and 41,298,544 ordinary shares and 264,295 R shares (equivalent to 2,642,950 ordinary shares) were held in treasury by Reed Elsevier NV.

At the extraordinary general meeting of shareholders of Reed Elsevier NV held in October 2014, the shareholders approved the reduction of the capital of Reed Elsevier NV by the cancellation of up to 40 million of its ordinary shares held in treasury. Following the shareholders’ meeting, the Board filed a declaration for the cancellation of 40 million ordinary shares with the Trade Register at the Chamber of Commerce on October 22, 2014. The 40 million ordinary shares of Reed Elsevier NV were subsequently cancelled with effect from December 24, 2014.

At the 2014 Annual General Shareholders’ Meeting, shareholders passed a resolution delegating the authority to the Board to acquire shares in Reed Elsevier NV for a period of 18 months from the date of the annual general meeting of shareholders and therefore up to and including October 22, 2015, for the maximum amount of 10% of the issued capital. During the year, 20,403,351 ordinary shares and additionally 107,901 R shares (equivalent to 1,079,010 ordinary shares) were purchased under this and the previous delegation of authority.

A resolution to renew the delegation of the authority to the Board to acquire shares in Reed Elsevier NV will be submitted to the shareholders at the 2015 Annual General Shareholders’ Meeting with a proposal to reduce the capital of Reed Elsevier NV by cancellation of up to 30 million of its ordinary shares held in treasury.

Ordinary shares can be registered in a shareholder’s name or held via a book-entry deposit under the Dutch Security Depositary Act.

Issuance of shares

Shares may be issued on the basis of a resolution of the general meeting of shareholders, which can designate this authority to the Board, provided that the aggregate nominal value up to which shares may be issued under this designated authority cannot exceed one-third of the sum of (i) Reed Elsevier NV’s issued share capital at the time the resolution to make the designation is adopted and (ii) the aggregate nominal value of any rights granted by Reed Elsevier NV to take up shares outstanding at that time.

Pre-emptive rights of existing shareholders may be restricted or excluded by a resolution of the general meeting and in the event of an issue of shares pursuant to a resolution of the Board, the pre-emptive rights can be restricted or excluded pursuant to a resolution of the Board if the Board is designated competent to do so by the general meeting.

Acquisition of Reed Elsevier NV’s own shares

Reed Elsevier NV is entitled to acquire its own fully paid-up shares or depositary receipts thereof, provided that either the acquisition is for no consideration or that:

(a)	Reed Elsevier NV’s equity after the deduction of the acquisition price, is not less than the sum of the paid-up and called-up part of the issued share capital and the reserves which must be maintained by virtue of the law; and

(b)	the nominal value of the shares or depositary receipts thereof, which Reed Elsevier NV acquires, holds, holds in pledge or which are held by a Subsidiary, does not exceed half of Reed Elsevier NV’s issued share capital.

An acquisition of Reed Elsevier NV’s own shares other than for no consideration is only permitted if the general meeting has granted authorisation to the Board. No voting rights may be exercised on shares held by Reed Elsevier NV or a subsidiary and no dividend shall be paid on these shares.

The general meeting of shareholders may at the proposal of the Board resolve to reduce Reed Elsevier NV’s issued share capital through cancellation of shares or through reduction of the nominal value of shares by amendment of the Articles of Association, provided that the issued share capital or the paid-up part thereof will not drop below the amount prescribed by the Dutch Civil Code.

Transfer of shares

The transfer of a share shall require an instrument intended for such purpose and the written acknowledgement by Reed Elsevier NV of the transfer. The transfer of the rights of a Euroclear-participant with respect to ordinary shares which are included in the securities depositary system of Euroclear Nederland shall be effected in accordance with the provisions of the Dutch Security Depositary Act (Wet giraal effectenverkeer).

Dividend Rights

Each year the Board shall determine which part of the profits shown in the adopted profit and loss account shall be reserved. After allocation to reserves, the shareholders’ meeting shall determine the allocation of remaining profits. Distributions may be made only insofar as Reed Elsevier NV’s equity exceeds the amount of the paid in and called up part of the issued share capital, increased by the reserves which must be kept by virtue of the law. Dividends shall be paid after adoption of the annual accounts showing that payment of dividends is permitted. Interim distributions may be payable, provided there is sufficient profit available for distribution in accordance with the aforementioned requirements as shown by interim accounts.

The Board

Reed Elsevier NV has a unitary board governance structure, comprising executive and non-executive directors. It is established board practice at Reed Elsevier NV that the executive and non-executive directors meet together. In performing their duties, the directors shall act in accordance with the interests of Reed Elsevier NV and the business connected with it.

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

Executive Directors

The Executive Directors are entrusted with the management of Reed Elsevier NV. In performing their duties, the Executive Directors shall act in accordance with the interests of Reed Elsevier NV and the business connected with it. The Board has established rules regarding the decision-making and working methods of the Executive Directors in addition to the Articles. In this context, the Board has also determined the duties for which each Executive Director in particular shall be responsible.

Non-Executive Directors

The duties of the Non-Executive Directors are to supervise the management of the Executive Directors and the general affairs in Reed Elsevier NV and the business connected with it, and to assist the executive directors by providing advice. In performing their duties the Non-Executive Directors shall act in accordance with the interests of Reed Elsevier NV and the business connected with it. The Non-Executive Directors have established rules regarding their decision-making process and working methods in addition to the Articles.

Reed Elsevier NV pursues a remuneration policy for the Executive Directors, which is determined by the general meeting upon a proposal by the Non-Executive Directors. The Remuneration Committee of RELX Group plc makes recommendations to the Non-Executive Directors of Reed Elsevier NV with regard to the remuneration policy for Executive Directors and the remuneration in all its forms for the Executive Directors.

As a general rule, Non-Executive Directors serve for two three-year terms. Individual Directors may serve up to one additional three-year term.

Suspension/dismissal

Each Director can at any time be suspended or dismissed by the General Shareholders’ Meeting. In addition, each Executive Director can at any time be suspended by the Board.

Amendment of the Articles

Amendment of the Articles requires a shareholders’ resolution passed with an absolute majority of the votes cast, provided such resolution is passed at the proposal of the Board. Otherwise, a majority of two-thirds of the votes cast is required in a meeting at which at least half of Reed Elsevier NV’s issued capital is represented. The notice for such a meeting must state that amendment of the Articles is on the agenda. A copy of the full text of the proposed amendment of the Articles must be made available free of charge to shareholders at the time of notice for the meeting. In accordance with Article 43 of the Articles, only certain provisions in the Articles including provisions governing appointments and dismissals of directors can be amended upon a proposal of the Board.

General meetings of shareholders

At least once a year, a General Shareholders’ Meeting is held. Notices of a general meeting are posted on our website and are made in accordance with the relevant provisions of the law. This means that the meeting is called at no less than 42 calendar days notice by an announcement on our website. The agenda and explanatory notes for the General Shareholders’ Meeting are published in advance on the website and are available at the listing agent and at the offices of Reed Elsevier NV from the day of the notice.

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

Conflict of Interest—Directors

A Director shall not participate in the discussions and decision-making if he has a direct or indirect personal interest in the matter which is conflicting with the interests of Reed Elsevier NV and the business connected with it. In case because of this no resolution can be adopted by the Executive Directors, the Non-Executive Directors will resolve on the matter. In case because of this no resolution can be adopted by the Non-Executive Directors, the general meeting will resolve on the matter.

Remuneration

The remuneration policy for Executive Directors is determined by the General Shareholders’ Meeting upon a proposal of the Non-Executive Directors. The remuneration of the Executive Directors is determined by the Non-Executive Directors in line with the remuneration policy agreed by the shareholders’ meeting. With respect to remuneration in the form of shares in Reed Elsevier NV and/or rights to subscribe for such shares, the Non-Executive Directors will submit a proposal for approval to the shareholders’ meeting.

The Non-Executive Directors receive an annual remuneration. The remuneration of each Non-Executive Director individually, is determined by the Board, in line with the remuneration policy for non-executive directors. The maximum amount of annual remuneration shall be determined by the shareholders’ meeting and can only be adopted at the proposal of the Board. At the Annual General Meeting in 2011 the maximum amount of remuneration for the Non-Executive Directors was set at €600,000 per annum, for the proportion of the fees borne by Reed Elsevier NV.

Dissolution of Reed Elsevier NV

A resolution to dissolve Reed Elsevier NV requires an absolute majority of the votes cast at the General Meeting of Shareholders. The notice for such a meeting must state that dissolution will be on the agenda. If Reed Elsevier NV is dissolved by a resolution of the general meeting, the executive directors shall be charged with the liquidation of Reed Elsevier NV and the non-executive directors with the supervision thereof, subject to the relevant provisions of Book 2 of the Dutch Civil Code.

Assets which remain after payment of the debts shall be transferred to the holders of ordinary shares and the holders of class R shares in proportion to the nominal value of their shareholdings.

Indemnity

Under the Articles, to the extent permissible by law, Reed Elsevier NV shall indemnify and hold harmless each sitting and former director against the financial consequences of any liabilities or claims, brought by any party other than Reed Elsevier NV itself or its group companies, in relation to acts or omissions performed or committed in that person’s capacity of director.

PROPOSED CHANGES TO CORPORATE STRUCTURE

Certain changes to the corporate structure of our combined businesses are being proposed for shareholder approval at the Annual General Meetings of Reed Elsevier PLC and Reed Elsevier NV to be held in April 2015. In addition, the Boards of those two companies are proposing to shareholders to change the corporate names of Reed Elsevier PLC and Reed Elsevier NV to RELX PLC and RELX NV, respectively. See “Item 4. Information on the Group—Organisational Structure” on pages 23 and 24.

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

UK Taxation

Dividends

Under current UK taxation legislation, no tax is required to be withheld at source from dividends paid on the Reed Elsevier PLC ordinary shares or ADSs. A shareholder in Reed Elsevier PLC who is an individual resident for UK tax purposes in the United Kingdom may be entitled, in calculating their liability to UK income tax, to a tax credit on cash dividends paid by Reed Elsevier PLC. The tax credit is equal to one-ninth of the cash dividend.

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

ITEM 11: QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market Risk

Our primary market risks are to changes in interest rates and exchange rates as well as liquidity and credit risk.

Net finance costs are exposed to interest rate fluctuations on borrowings, cash and cash equivalents. Upward fluctuations in interest rates increase the interest cost of floating rate borrowings whereas downward fluctuations in interest rates decrease the interest return on floating rate cash and cash equivalents. Interest expense payable on fixed rate borrowings is protected against upward fluctuations in interest rates but does not benefit from downward fluctuations. Our companies engage in foreign currency denominated transactions and are therefore subject to exchange rate risk on such transactions. Net finance costs are also exposed to changes in the fair value of derivatives (as a result of interest and exchange rate fluctuations) which are not part of a designated hedging relationship under IAS39 — Financial Instruments: Recognition and Measurement, and to ineffectiveness that may arise on designated hedging relationships. Our management of this interest rate risk and foreign exchange rate risk is described below.

We manage a portfolio of long term debt, short term debt and committed bank facilities to support our capital structure and are exposed to the risk that relevant markets are closed and debt cannot be refinanced on a timely basis. In addition, the credit spread at which we borrow is exposed to changes in market liquidity and investor demand. We manage this risk by maintaining a range of borrowing facilities and debt programmes with a maturity profile to facilitate refinancing.

We have a credit exposure for the full principal amount of cash and cash equivalents held with individual counterparties. In addition, it has a credit risk from the potential non performance by counterparties to financial instruments; this credit risk normally being restricted to the amounts of any hedge gain and not the full principal amount being hedged. Credit risks are managed by monitoring the credit quality of counterparties and restricting the amounts outstanding with each of them.

Our management of the above market risks is described in further detail in note 18 on pages F-39 to F-40 of the combined financial statements.

Management of Interest Rate Risk and Foreign Exchange Rate Risk

We seek to limit our risk to interest and exchange rates by means of derivative financial instruments, including interest rate swaps, interest rate options, forward rate agreements and forward foreign exchange contracts. We only enter into derivative financial instruments to hedge (or reduce) the underlying risks described above.

We enter into interest rate swaps in order to achieve an appropriate balance between fixed and floating rate borrowings, cash and cash equivalents. They are used to hedge the effects of fluctuating interest rates on floating rate borrowings, cash and cash equivalents by allowing us to fix the interest rate on a notional principal amount equal to the principal amount of the underlying floating rate cash, cash equivalents or borrowings being hedged. They are also used to swap fixed interest rates payable on long term borrowings for a floating rate. Such swaps may be used to swap a whole fixed rate bond for floating rate or they may be used to swap a portion of the period or a portion of the principal amount for the floating rate.

Forward swaps and forward rate agreements are entered into to hedge interest rate exposures known to arise at a future date. These exposures may include new borrowings or cash deposits to be entered into at a future date or future rollovers of existing borrowings or cash deposits. Interest exposure arises on future, new and rollover borrowings and cash deposits because interest rates can fluctuate between the time a decision is made to enter into such transactions and the time those transactions are actually entered into. The purpose of forward swaps and forward rate agreements is to fix the interest cost on future borrowings or interest return on cash investments at the time it is known such a transaction will be entered into. The fixed interest rate, the floating rate index (if applicable) and the time period covered by forward swaps and forward rate agreements are known at the time the agreements are entered into. The use of forward swaps and forward rate agreements is limited to hedging activities; consequently no trading position results from their use. The hedging effect of forward swaps and forward rate agreements is the same as interest rate swaps. Similarly, We use forward foreign exchange contracts to hedge the effects of exchange rate movements on our foreign currency revenue and operating costs.

Interest rate options protect against fluctuating interest rates by enabling us to fix the interest rate on a notional principal amount of borrowings or cash deposits (in a similar manner to interest rate swaps and forward rate agreements) whilst at the same time allowing us to improve the fixed rate if the market moves in a certain way. We use interest rate options from time to time when we expect interest rates to move in our favour but it is deemed imprudent to leave the interest rate risk completely unhedged. In such cases, we may use an option to lock in at certain rates whilst at the same time maintaining some freedom to benefit if rates move in its favour.

Where net finance costs are exposed to changes in the fair value of derivatives (as a result of interest and exchange rate fluctuations), We manage this risk by designating derivatives in a highly effective hedging relationship unless the potential change in their fair value is deemed to be insignificant.

Derivative financial instruments are utilised to hedge (or reduce) the risks of interest rate or exchange rate movements and are not entered into unless such risks exist. Derivatives utilised, while appropriate for hedging a particular kind of risk, are not considered specialised or high-risk and are generally available from numerous sources.

Sensitivity Analysis

The following analysis sets out the sensitivity of the fair value of our financial instruments to selected changes in interest rates and exchange rates. The range of changes represents our view of the changes that are reasonably possible over a one year period.

The fair values of interest rate swaps, interest rate options, forward rate agreements and forward foreign exchange contracts set out below represent the replacement costs calculated using market rates of interest and exchange at December 31, 2014. The fair value of long term borrowings has been calculated by discounting expected future cash flows at market rates.

Our use of financial instruments and its accounting policies for financial instruments are described more fully in notes 2 and 18 to the combined financial statements.

(a) Interest Rate Risk

The following sensitivity analysis assumes an immediate 100 basis point change in interest rates for all currencies and maturities from their levels at December 31, 2014 with all other variables held constant.

Financial Instrument	Fair Value December 31, 2014	Fair Value Change		Fair Value December 31, 2013	Fair Value Change
		+100 basis points	-100 basis points		+100 basis points	-100 basis points
	(In millions)			(In millions)
Short term borrowings	£(548)	£—	£—	£(287)	£—	£—
Long term borrowings (including current portion)	(3,682)	159	(172)	(3,360)	159	(166)
Interest rate swaps (swapping fixed rate debt to floating)	45	(38)	40	92	(47)	44
Interest rate swaps (swapping floating rate debt to fixed)	—	—	—	—	1	—

A 100 basis point change in interest rates would not result in a material change to the fair value of other financial instruments.

At December 31, 2014, 52% of gross borrowings are either fixed rate or have been fixed through the use of interest rate swaps, forward rate agreements and options. A 100 basis point reduction in interest rates would result in an estimated decrease in net finance costs of £16 million (2013: £12 million), based on the composition of financial instruments including cash, cash equivalents, bank loans and commercial paper borrowings at December 31, 2014. A 100 basis points rise in interest rates would result in an estimated increase in net finance costs of £16 million (2013: £12 million).

(b) Foreign Exchange Rate Risk

The following sensitivity analysis assumes an immediate 10% change in all foreign currency exchange rates against sterling from their levels at December 31, 2014 with all other variables held constant. A +10% change indicates a strengthening of the currency against sterling and a -10% change indicates a weakening of the currency against sterling.

Financial Instrument	Fair Value December 31, 2014	Fair Value Change		Fair Value December 31, 2013	Fair Value Change
		+10%	-10%		+10%	-10%
	(In millions)			(In millions)
Cash and cash equivalents	£276	£26	£(26)	£132	£13	£(13)
Short term borrowings	(548)	(48)	48	(287)	(26)	26
Long term borrowings (including current portion)	(3,682)	(259)	259	(3,360)	(256)	256
Interest rate swaps (including cross currency interest rate swaps)	5	(2)	2	79	6	(6)
Forward foreign exchange contracts	11	(55)	55	92	(62)	62

A 10% change in foreign currency exchange rates would not result in a material change to the fair value of other financial instruments.

ITEM 12: DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Fees and charges for American Depositary Receipt (ADR) holders

Citibank N.A., as depositary for the Reed Elsevier PLC and Reed Elsevier NV ADR programs, collects its fees for delivery and surrender of American Depositary Shares (ADSs) directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deductions from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

Persons depositing or withdrawing shares must pay	For

$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property (in certain circumstances volume discounts may be available)

Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

$0.05 (or less) per ADS	Any cash distribution to ADS registered holders

A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS registered holders

$0.05 (or less) per ADS per calendar year	Depositary services

Registration or transfer fees	Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares

Expenses of the depositary	Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement)

Converting foreign currency to US dollars

Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	As necessary

Fees and other payments made by the depositary to the Group

In consideration of acting as depositary, Citibank N.A. has agreed to make certain reimbursements and payments to us on an annual basis for expenses related to the administration and maintenance of the ADR programs including, but not limited to, New York Stock Exchange listing fees, investor relations expenses, or any other program related expenses. The depositary has also agreed to pay the standard out-of-pocket administrative, maintenance and shareholder services expenses for providing services to the registered DR holders. It has also agreed with us to waive certain standard fees associated with promotional services, program visibility campaigns and program analytic reporting. In certain instances, the depositary has agreed to provide additional annual reimbursements and payments to us based on any applicable performance indicators relating to the ADR facility. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not necessarily tied to the amount of fees the depositary collects from investors.

From January 1, 2014 to February 25, 2015, we received a reimbursement of $282,500, net of withheld taxes, from the depositary for New York Stock Exchange listing fees, investor relations expenses and other program related expenses, in connection with the ADR facility.

PART II

ITEM 15: CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Reed Elsevier PLC and Reed Elsevier NV are required to comply with applicable US regulations, including the Sarbanes-Oxley Act of 2002, insofar as they apply to foreign private issuers. Accordingly, Reed Elsevier PLC and Reed Elsevier NV have established a Disclosure Committee comprising the company secretaries of Reed Elsevier PLC and Reed Elsevier NV and other senior Reed Elsevier managers appointed with the Chief Executive Officer and Chief Financial Officer of Reed Elsevier PLC and Reed Elsevier NV. The committee has reviewed and evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2014. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer of Reed Elsevier PLC and Reed Elsevier NV have concluded that the disclosure controls and procedures for the Reed Elsevier combined businesses, Reed Elsevier PLC and Reed Elsevier NV are effective as of the end of the period covered by this report.

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

Management conducted an evaluation of the effectiveness of its internal control over financial reporting based on the framework in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that the internal controls over financial reporting of the combined businesses, Reed Elsevier PLC and Reed Elsevier NV were effective as of December 31, 2014.

Certifications by the Chief Executive Officer and Chief Financial Officer of Reed Elsevier PLC and Reed Elsevier NV as required by the Sarbanes-Oxley Act are submitted as exhibits to this Form 20-F (see “Item 19: Exhibits” on pages S-3 and S-4).

Deloitte LLP has audited the combined financial statements for the fiscal year ended December 31, 2014 and have audited the effectiveness of internal control over financial reporting. Their report in respect of the combined businesses is included herein. Deloitte LLP have audited the consolidated financial statements of Reed Elsevier PLC and the consolidated financial statements of Reed Elsevier NV for the fiscal year ended December 31, 2014. They have also audited the effectiveness of internal control over financial reporting; their reports in respect of Reed Elsevier PLC and Reed Elsevier NV, respectively, are included herein.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and members of Reed Elsevier PLC and to the Board of Directors and shareholders of Reed Elsevier NV:

We have audited the internal control over financial reporting of the combined businesses of Reed Elsevier PLC, Reed Elsevier NV, RELX Group plc (formerly Reed Elsevier Group plc) and Elsevier Reed Finance BV and their respective subsidiaries, associates and joint ventures (together the “Combined Businesses”), as at December 31, 2014, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The management of Reed Elsevier PLC and Reed Elsevier NV are responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Combined Businesses’ internal control over financial reporting based on our audit.

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

In our opinion, the Combined Businesses maintained, in all material respects, effective internal control over financial reporting as at December 31, 2014, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the combined statement of financial position and the related combined income statement and combined statements of comprehensive income, cash flows and changes in equity as at and for the year ended December 31, 2014 of the Combined Businesses and our report dated February 25, 2015 expressed an unqualified opinion on those financial statements.

/s/ DELOITTE LLP London, United Kingdom February 25, 2015

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and members of Reed Elsevier PLC:

We have audited the internal control over financial reporting of Reed Elsevier PLC and its subsidiaries (the “Company”) as at December 31, 2014, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as at December 31, 2014, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statement of financial position and the related consolidated income statement and the statements of comprehensive income, cash flows and changes in equity as at and for the year ended December 31, 2014 of the Company and our report dated February 25, 2015 expressed an unqualified opinion on those financial statements.

/S/ DELOITTE LLP
London, United Kingdom February 25, 2015

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and shareholders of Reed Elsevier NV:

We have audited the internal control over financial reporting of Reed Elsevier NV and its subsidiaries (the “Company”) as at December 31, 2014, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as at December 31, 2014, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statement of financial position and the related consolidated income statement and statements of comprehensive income, cash flows and changes in equity as at and for the year ended December 31, 2014 of the Company and our report dated February 25, 2015 expressed an unqualified opinion on those financial statements.

/S/ DELOITTE LLP
London, United Kingdom
February 25, 2015

Internal Control over Financial Reporting

Management, including the Chief Executive Officer and Chief Financial Officer of Reed Elsevier PLC and Reed Elsevier NV, have reviewed whether or not during the period covered by the annual report, there have been any changes in internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the internal controls over financial reporting of the combined businesses, Reed Elsevier PLC and Reed Elsevier NV. Based on that review, the Chief Executive Officer and Chief Financial Officer of Reed Elsevier PLC and Reed Elsevier NV have concluded that there have been no such changes.

An outline of the internal control structure is set out below.

Parent companies

The Boards of Reed Elsevier PLC and Reed Elsevier NV have each adopted a schedule of matters which are required to be brought to them for decision. During 2014, the Boards of Reed Elsevier PLC and Reed Elsevier NV exercised independent supervisory roles over the activities and systems of internal control of Reed Elsevier Group plc and Elsevier Reed Finance BV. In relation to Reed Elsevier Group plc and Elsevier Reed Finance BV, the Boards of Reed Elsevier PLC and Reed Elsevier NV approved the strategy and the annual budgets, and received regular reports on the operations, including the treasury and risk management activities of the two companies. Major transactions proposed by the Boards of Reed Elsevier Group plc or Elsevier Reed Finance BV required the approval of the Boards of both Reed Elsevier PLC and Reed Elsevier NV.

The Reed Elsevier PLC and Reed Elsevier NV Audit Committees met on a regular basis to review the systems of internal control and risk management of Reed Elsevier Group plc and Elsevier Reed Finance BV.

Effective February 25, 2015, Reed Elsevier PLC and Reed Elsevier NV transferred their direct ownership interest in Elsevier Reed Finance BV to their jointly-owned company, Reed Elsevier Group plc and named this newly-combined single group entity RELX Group plc. As a result, RELX Group plc now holds all of our businesses and subsidiaries and controls our financing activities. In the future, Elsevier Reed Finance BV and its subsidiaries will be subject to the framework of procedures and controls established by RELX Group plc and the Audit Committee of RELX Group plc will review on a regular basis the system of internal control and risk management of Elsevier Reed Finance BV and its subsidiaries.

Operating companies

The Board of RELX Group plc is responsible for the system of internal control of the Group and reviewing the effectiveness of such systems. While the Boards of Elsevier Reed Finance BV were responsible for the system of internal control in respect of the finance activities during 2014 and reviewing the effectiveness of such systems, the responsibility transferred to RELX Group plc with effect from February 25, 2015.

The Boards of Reed Elsevier Group plc and Elsevier Reed Finance BV each implemented an ongoing process for identifying, evaluating, monitoring and managing the principal risks faced by their respective businesses. These processes were in place throughout the year ended December 31, 2014 and up to the date of the approvals of this annual report.

RELX Group plc

RELX Group plc has an established framework of procedures and internal controls, with which the management of each business is required to comply. Group businesses are required to maintain systems of internal control which are appropriate to the nature and scale of their activities and address all significant strategic, operational, financial and legal compliance risks that they face. The Board of RELX Group plc has adopted a schedule of matters that are required to be brought to it for decision.

RELX Group plc has a Code of Ethics and Business Conduct that provides a guide for achieving its business goals and requires officers and employees to behave in an open, honest, ethical and principled manner. The code also outlines confidential procedures enabling employees to report any concerns about compliance, or about the Group’s financial reporting practice. The code is published on our website, www.relxgroup.com. The information on our website is not incorporated by reference into this report.

Each business area has identified and evaluated its principal risks, the controls in place to manage those risks and the levels of residual risk accepted. Risk management and control procedures are embedded into the operations of the business and include the monitoring of progress in areas for improvement that come to management and board attention. The principal risks identified include protection of IT systems and data, challenges to intellectual property rights, management of strategic and operational change, evaluation and integration of acquisitions, and recruitment and retention of personnel. Further detail on the principal risks facing the Group is set out on pages 7 to 10.

The principal risks facing the RELX Group plc businesses are regularly reported to and assessed by the Board and Audit Committee. With the close involvement of business management and central functions, the risk management and control procedures ensure that we are managing our business risks effectively and in a coordinated manner across the business with clarity on the respective responsibilities and interdependencies. Litigation and other legal and regulatory matters are managed by legal directors in Europe and the United States.

The RELX Group plc Audit Committee receives regular reports on the management of material risks and reviews these reports. The Audit Committee also receives regular reports from both internal and external auditors on internal control and risk management matters. In addition, each business area is required, at the end of the financial year, to review the effectiveness of internal controls and risk management and report its findings on a detailed basis to the management of RELX Group plc. These reports are summarised and, as part of the annual review of effectiveness, submitted to the Audit Committee of RELX Group plc. The Chairman of the Audit Committee reports to the Board on any significant internal control matters arising.

Elsevier Reed Finance BV

During 2014, Elsevier Reed Finance BV had established policy guidelines, which were applied to all Elsevier Reed Finance BV companies. The respective Boards of Elsevier Reed Finance BV adopted schedules of matters required to be brought to them for decision.

Procedures are in place for monitoring the activities of the finance group, including a comprehensive treasury reporting system. The principal risks affecting the finance group have been identified and evaluated and are subject to regular review. The controls in place to manage these risks and the level of residual risk accepted were monitored by the Boards of Elsevier Reed Finance BV. In future, these will be monitored by the Audit Committee of RELX Group plc.

Audit Committees

RELX Group plc, Reed Elsevier PLC and Reed Elsevier NV have established Audit Committees which comprise only non-executive directors, all of whom are independent. The Audit Committees, which meet regularly, are chaired by Ben van der Veer, the other members being Linda Sanford and Adrian Hennah.

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

The RELX Group plc Audit Committee fulfils this role in respect of the publishing and information operating business. The functions of an audit committee in respect of the financing activities were carried out by the Supervisory Board of Elsevier Reed Finance BV. The Reed Elsevier PLC and Reed Elsevier NV Audit Committees fulfil their roles from the perspective of the parent companies and both Committees have access to the reports to and the work of the RELX Group plc Audit Committee and, with respect to 2014, the Elsevier Reed Finance BV Supervisory Board.

The Audit Committees have explicit authority to investigate any matters within their terms of reference and have access to all resources and information that they may require for this purpose. The Audit Committees are entitled to obtain legal and other independent professional advice and have the authority to approve all fees payable to such advisers.

The terms of reference of each Audit Committee are reviewed annually and a copy of each is published on our website, www.relxgroup.com. The information on our website is not incorporated by reference into this report.

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

As a foreign private issuer, we are only required to comply with certain of the NYSE corporate governance rules and is in compliance with all applicable rules. The NYSE’s rules also require disclosure of any significant ways in which our corporate governance practices differ from those required of US companies under the NYSE listing standards.

We follow UK corporate governance practice, which does not differ significantly from the NYSE corporate governance standards for foreign issuers. We also follow Dutch corporate governance practice. We believe that our corporate governance practices do not differ in any significant way from those required to be followed by US companies under the NYSE corporate governance listing standards.

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

Reed Elsevier PLC and Reed Elsevier NV have a joint Nominations Committee and a joint Corporate Governance Committee. The written terms of reference adopted by the Reed Elsevier PLC and the Reed Elsevier NV Boards for these committees specify purposes and responsibilities that correspond to those of a US company’s nominating/corporate governance committee under the NYSE’s listing standards. The Nominations Committee and the Corporate Governance Committee are composed entirely of Non-Executive Directors.

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

ITEM 16B: CODES OF ETHICS

The Group has adopted a code of ethics (Code of Ethics and Business Conduct) that applies to all directors, officers and employees, and an additional separate code of ethics (Code for Senior Officers) that also applies to the Chief Executive Officer and Chief Financial Officer of Reed Elsevier PLC and Reed Elsevier NV and the Group Financial Controller of RELX Group plc. Both these codes of ethics are available on our website, www.relxgroup.com. The information on our website is not incorporated by reference into this report.

ITEM 16C: PRINCIPAL ACCOUNTANT FEES AND SERVICES

The aggregate fees billed by our principal accountants, Deloitte LLP, the member firm of Deloitte Touche Tohmatsu and their respective affiliates, were as follows:

	Year ended December 31, 2014	Year ended December 31, 2013
	(in millions)
Audit fees	£4.8	£4.9
Audit related fees	0.5	0.4
Tax fees	1.0	1.8
Due diligence and other transaction related services	0.3	—

Total	£6.6	£7.1

Audit fees of £4.8 million (2013: £4.9 million) comprise £0.6 million (2013: £0.6 million) payable to the auditors of the parent companies and £4.2 million (2013: £4.3 million) payable to the auditors of the parent companies and their associates for the audit of the financial statements of the operating and financing businesses, including the review and testing of internal control over financial reporting in accordance with the US Sarbanes-Oxley Act. Audit related fees comprise £0.5 million (2013: £0.4 million) for other audit related assurance services. Tax fees of £1 million (2013: £1.8 million) relate to tax services. Due diligence and other transaction related services fees of £0.3 million (2013: nil) relate to due diligence services.

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

All of the audit and non audit services carried out in the year ended December 31, 2014 were pre-approved under the policies and procedures summarised above.

ITEM 16D: EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E: PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

During 2014 we repurchased 35,251,501 Reed Elsevier PLC ordinary shares and 20,403,351 Reed Elsevier NV ordinary shares for total consideration of £600 million. These shares are held in treasury.

	PLC		NV
	Number of ordinary shares	Average price paid per share	Number of ordinary shares	Average price paid per share
		pence		€
January 2014	3,786,360	908	2,195,000	15.59
February 2014	2,658,910	899	1,546,668	15.45
March 2014	7,012,000	919	4,053,500	15.62
April 2014	3,432,000	897	1,984,000	15.27
May 2014	4,836,000	891	2,798,500	15.16
June 2014	2,462,531	949	1,425,833	16.58
July 2014	703,500	966	406,500	17.08
August 2014	3,196,800	958	1,849,800	16.81
September 2014	2,494,000	993	1,442,250	17.66
October 2014	1,654,500	991	955,000	17.73
November 2014	2,731,000	1,057	1,579,000	18.84
December 2014	283,900	1,112	164,300	19.80

	35,251,501	938	20,403,351	16.24

All shares were purchased under programmes publicly announced on December 16, 2013, February 27, 2014 and July 24, 2014. All of these programmes were completed during 2014.

On December 14, 2014 Reed Elsevier PLC and Reed Elsevier NV announced a non-discretionary programme to repurchase further ordinary shares up to the value of £100 million. A further 4,815,950 Reed Elsevier PLC shares and

2,787,800 Reed Elsevier NV ordinary shares have been repurchased in January and February 2015, under this programme. On February 26, 2015, Reed Elsevier PLC and Reed Elsevier NV announced their intention to repurchase further ordinary shares up to the value of £400 million in aggregate over the remainder of 2015.

During 2014 we also repurchased 107,901 Reed Elsevier NV R shares (equivalent to 1,079,010 Reed Elsevier NV ordinary shares).

During 2014 the Employee Benefit Trust (“EBT”) also purchased 757,781 Reed Elsevier PLC Shares and 1,989,279 Reed Elsevier NV Shares.

ITEM 16F: CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

On February 16, 2015, the Audit Committee of Reed Elsevier NV approved for the purposes of the Annual Report on Form 20-F the selection of Deloitte LLP to serve as Reed Elsevier NV’s independent registered public accounting firm, and the Audit Committees of Reed Elsevier PLC and Reed Elsevier NV approved for the purposes of Form 20-F the selection of Deloitte LLP to serve as the sole accounting firm of the combined businesses, which, for the fiscal year ended December 31, 2014, comprised Reed Elsevier PLC, Reed Elsevier NV, RELX Group plc (formerly Reed Elsevier Group plc), Elsevier Reed Finance BV and their respective subsidiaries, associates and joint ventures. Deloitte LLP was notified on February 16, 2015 of the change from being joint auditor to sole auditor for the fiscal year ended December 31, 2014. Accordingly the term of Deloitte Accountants B.V. as Reed Elsevier NV’s independent registered public accounting firm for the Form 20-F has ended.

The audit reports of Deloitte Accountants B.V. on the consolidated financial statements of Reed Elsevier NV and its subsidiaries and on the combined financial statements of the combined businesses as of and for the years ended December 31, 2013 and 2012 did not contain any adverse opinion or disclaimer of opinion nor were they qualified or modified as to uncertainty, audit scope or accounting principles. The audit reports of Deloitte Accountants B.V. on the effectiveness of internal control over financial reporting of Reed Elsevier NV and the combined businesses as of December 31, 2013 and 2012 did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles.

During the two fiscal years ended December 31, 2013 and 2012, there were no disagreements between Reed Elsevier NV, the combined businesses and Deloitte Accountants B.V. on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures which, if not resolved to the satisfaction of Deloitte Accountants B.V., would have caused Deloitte Accountants B.V. to make reference thereto in their reports on the consolidated financial statements for such years.

Reed Elsevier NV and the combined businesses provided Deloitte Accountants B.V. with a copy of this disclosure, and requested them to furnish it with a letter addressed to the U.S. Securities and Exchange Commission stating whether it agrees with the above statements. A copy of such letter, dated February 25, 2015, is filed as Exhibit 16.1 to this Form 20-F.

ITEM 16G: CORPORATE GOVERNANCE

Details of our corporate governance practices are set out on pages 88 to 95 of Item 15: Controls and Procedures.

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

COMBINED FINANCIAL STATEMENTS

THIS PAGE INTENTIONALLY BLANK

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and members of Reed Elsevier PLC and to the Board of Directors and shareholders of Reed Elsevier NV:

We have audited the accompanying combined statements of financial position of Reed Elsevier PLC, Reed Elsevier NV, RELX Group plc (formerly Reed Elsevier Group plc) and Elsevier Reed Finance BV and their respective subsidiaries, associates and joint ventures (together the “Combined Businesses”) as at December 31, 2014, 2013 and 2012, and the related combined income statements and combined statements of comprehensive income, cash flows and changes in equity for each of the years then ended. These combined financial statements are the responsibility of the management of Reed Elsevier PLC and Reed Elsevier NV. Our responsibility is to express an opinion on the combined financial statements based on our audits.

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

In our opinion, such combined financial statements present fairly, in all material respects, the combined financial position of the Combined Businesses as at December 31, 2014, 2013 and 2012, and the combined results of their operations and their cash flows for each of the years then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Combined Businesses’ internal control over financial reporting as at December 31, 2014, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 25, 2015 expressed an unqualified opinion on the Combined Businesses’ internal control over financial reporting.

/s/ DELOITTE LLP London, United Kingdom February 25, 2015

COMBINED INCOME STATEMENT

FOR THE YEAR ENDED DECEMBER 31, 2014

	Note	2014 £m	2013 £m	2012 £m
Revenue	3	5,773	6,035	6,116
Cost of sales		(2,006)	(2,118)	(2,139)

Gross profit		3,767	3,917	3,977
Selling and distribution costs		(934)	(1,005)	(1,015)
Administration and other expenses		(1,467)	(1,565)	(1,653)
Share of results of joint ventures		36	29	24

Operating profit	3, 4	1,402	1,376	1,333

Finance income	8	7	10	16
Finance costs	8	(169)	(206)	(243)

Net finance costs		(162)	(196)	(227)

Disposals and other non operating items	9	(11)	16	45

Profit before tax		1,229	1,196	1,151

Current tax		(357)	(352)	(153)
Deferred tax		88	271	51

Tax expense	10	(269)	(81)	(102)

Net profit for the year		960	1,115	1,049

Attributable to:
Parent companies’ shareholders		955	1,110	1,044
Non-controlling interests		5	5	5

Net profit for the year		960	1,115	1,049

COMBINED STATEMENT OF COMPREHENSIVE INCOME

FOR THE YEAR ENDED DECEMBER 31, 2014

	Note	2014 £m	2013 £m	2012 £m
Net profit for the year		960	1,115	1,049

Items that will not be reclassified to profit or loss:
Actuarial (losses)/gains on defined benefit pension schemes	6	(266)	40	(293)
Tax on items that will not be reclassified to profit or loss	10	63	(24)	96

Total items that will not be reclassified to profit or loss		(203)	16	(197)

Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations		137	(88)	(136)
Transfer to net profit on disposal of available for sale investments		—	—	11
Fair value movements on cash flow hedges	18	(81)	65	70
Transfer to net profit from cash flow hedge reserve	18	19	(3)	26
Tax on items that may be reclassified to profit or loss	10	13	(14)	(24)

Total item that may be reclassified to profit or loss		88	(40)	(53)

Other comprehensive loss for the year		(115)	(24)	(250)

Total comprehensive income for the year		845	1,091	799

Attributable to:
Parent companies’ shareholders		840	1,086	794
Non-controlling interests		5	5	5

Total comprehensive income for the year		845	1,091	799

COMBINED STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2014

	Note	2014 £m	2013 £m	2012 £m
Cash flows from operating activities
Cash generated from operations	11	1,851	1,943	1,847
Interest paid		(139)	(200)	(231)
Interest received		13	5	7
Tax paid (net)		(348)	(362)	(216)

Net cash from operating activities		1,377	1,386	1,407

Cash flows from investing activities
Acquisitions	11	(396)	(221)	(316)
Purchases of property, plant and equipment		(67)	(57)	(70)
Expenditure on internally developed intangible assets		(203)	(251)	(263)
Purchase of investments		(6)	(10)	(7)
Proceeds from disposals of property, plant and equipment		10	6	7
Gross proceeds from business disposals		78	311	235
Payments on business disposals		(25)	(116)	(82)
Dividends received from joint ventures		44	22	20

Net cash used in investing activities		(565)	(316)	(476)

Cash flows from financing activities
Dividends paid to shareholders of the parent companies		(565)	(549)	(521)
Distributions to non-controlling interests		(7)	(6)	(4)
Increase/(decrease) in short term bank loans, overdrafts and commercial paper		232	169	(434)
Issuance of term debt		589	184	592
Repayment of term debt		(300)	(915)	(437)
Repayment of finance leases		(10)	(10)	(4)
(Acquisition)/disposal of non-controlling interest		(15)	—	7
Repurchase of ordinary shares		(600)	(600)	(250)
Purchase of shares by employee benefit trust		(39)	—	—
Proceeds on issue of ordinary shares		45	125	48

Net cash used in financing activities		(670)	(1,602)	(1,003)

Increase/(decrease) in cash and cash equivalents		142	(532)	(72)

Movement in cash and cash equivalents
At start of year		132	641	726
Increase/(decrease) in cash and cash equivalents		142	(532)	(72)
Exchange translation differences		2	23	(13)

At end of year		276	132	641

COMBINED STATEMENT OF FINANCIAL POSITION

AS AT DECEMBER 31, 2014

	Note	2014 £m	2013 £m	2012 £m
Non-current assets
Goodwill	14	4,981	4,576	4,545
Intangible assets	15	3,164	3,124	3,275
Investments in joint ventures	16	125	125	100
Other investments	16	112	92	79
Property, plant and equipment	17	227	237	264
Deferred tax assets	19	464	442	79
Derivative financial instruments	18	78	64	138

		9,151	8,660	8,480

Current assets
Inventories and pre-publication costs	20	142	142	159
Trade and other receivables	21	1,487	1,416	1,380
Derivative financial instruments	18	31	124	57
Cash and cash equivalents		276	132	641

		1,936	1,814	2,237

Assets held for sale	22	—	21	297

Total assets		11,087	10,495	11,014

Current liabilities
Trade and other payables	23	2,636	2,595	2,544
Derivative financial instruments	18	23	4	11
Borrowings	24	676	648	730
Taxation		582	588	603
Provisions	26	19	17	30

		3,936	3,852	3,918

Non-current liabilities
Derivative financial instruments	18	71	13	—
Borrowings	24	3,149	2,633	3,162
Deferred tax liabilities	19	1,056	1,076	919
Net pension obligations	6	632	379	466
Provisions	26	104	116	139

		5,012	4,217	4,686

Liabilities associated with assets held for sale	22	2	3	96

Total liabilities		8,950	8,072	8,700

Net assets		2,137	2,423	2,314

Capital and reserves
Combined share capitals	27	212	224	223
Combined share premiums	27	2,820	2,887	2,727
Combined shares held in treasury	27	(1,107)	(1,464)	(899)
Translation reserve		74	(137)	(23)
Other combined reserves	28	107	880	252

Combined shareholders’ equity		2,106	2,390	2,280
Non-controlling interests		31	33	34

Total equity		2,137	2,423	2,314

COMBINED STATEMENT OF CHANGES IN EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2014

	Note	Combined share capitals £m	Combined share premiums £m	Combined shares held in treasury £m	Translation reserve £m	Other combined reserves £m	Combined shareholders’ equity £m	Non- controlling interests £m	Total equity £m
Balance at January 1, 2014		224	2,887	(1,464)	(137)	880	2,390	33	2,423
Total comprehensive income for the year		—	—	—	137	703	840	5	845
Dividends paid	13	—	—	—	—	(565)	(565)	(7)	(572)
Issue of ordinary shares, net of expenses		2	43	—	—	—	45	—	45
Repurchase of ordinary shares		—	—	(639)	—	—	(639)	—	(639)
Cancellation of shares		(11)	—	930	—	(919)	—	—	—
Increase in share based remuneration reserve (net of tax)		—	—	—	—	48	48	—	48
Settlement of share awards		—	—	27	—	(27)	—	—	—
Acquisitions		—	—	—	—	—	—	1	1
Acquisition of non-controlling interest		—	—	—	—	(13)	(13)	(2)	(15)
Exchange differences on translation of capital and reserves		(3)	(110)	39	74	—	—	1	1

Balance at December 31, 2014		212	2,820	(1,107)	74	107	2,106	31	2,137

Balance at January 1, 2013		223	2,727	(899)	(23)	252	2,280	34	2,314
Total comprehensive income for the year		—	—	—	(88)	1,174	1,086	5	1,091
Dividends paid	13	—	—	—	—	(549)	(549)	(6)	(555)
Issue of ordinary shares, net of expenses		1	124	—	—	—	125	—	125
Repurchase of ordinary shares		—	—	(600)	—	—	(600)	—	(600)
Increase in share based remuneration reserve (net of tax)		—	—	—	—	48	48	—	48
Settlement of share awards		—	—	40	—	(40)	—	—	—
Exchange differences on translation of capital and reserves		—	36	(5)	(26)	(5)	—	—	—

Balance at December 31, 2013		224	2,887	(1,464)	(137)	880	2,390	33	2,423

Balance at January 1, 2012		223	2,723	(663)	88	(199)	2,172	25	2,197
Total comprehensive income for the year		—	—	—	(136)	930	794	5	799
Dividends paid	13	—	—	—	—	(521)	(521)	(4)	(525)
Issue of ordinary shares, net of expenses		1	47	—	—	—	48	—	48
Repurchase of ordinary shares		—	—	(250)	—	—	(250)	—	(250)
Increase in share based remuneration reserve		—	—	—	—	31	31	—	31
Settlement of share awards		—	—	7	—	(7)	—	—	—
Acquisitions		—	—	—	—	—	—	9	9
Disposal of non-controlling interest		—	—	—	—	6	6	1	7
Exchange differences on translation of capital and reserves		(1)	(43)	7	25	12	—	(2)	(2)

Balance at December 31, 2012		223	2,727	(899)	(23)	252	2,280	34	2,314

NOTES TO THE COMBINED FINANCIAL STATEMENTS

1.	Basis of preparation

The combined financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) as adopted by the European Union.

As a consequence of the merger of their respective businesses, Reed Elsevier PLC and Reed Elsevier NV contributed their businesses to two jointly owned companies, Reed Elsevier Group plc and Elsevier Reed Finance BV. During 2014, Reed Elsevier Group plc, a company incorporated in England, owned the publishing and information businesses, and Elsevier Reed Finance BV, a company incorporated in the Netherlands, owned the financing and treasury companies. Reed Elsevier PLC and Reed Elsevier NV each held a 50% interest in Reed Elsevier Group plc. Until the end of 2014, Reed Elsevier PLC held a 39% interest in Elsevier Reed Finance BV and Reed Elsevier NV held a 61% interest. Reed Elsevier PLC additionally holds an indirect equity interest in Reed Elsevier NV, reflecting the arrangements entered into between Reed Elsevier PLC and Reed Elsevier NV at the time of the merger, which determined the equalisation ratio whereby one Reed Elsevier NV ordinary share is, in broad terms, intended to confer equivalent economic interests to 1.538 Reed Elsevier PLC ordinary shares.

The equalisation agreement between Reed Elsevier PLC and Reed Elsevier NV has the effect that their shareholders can be regarded as having the interests of a single economic group. For 2014 the Group combined financial statements (“the combined financial Statements”) represent the combined interests of both sets of shareholders and encompass the businesses of Reed Elsevier Group plc and Elsevier Reed Finance BV and their subsidiaries, associates and joint ventures, together with the two parent companies, Reed Elsevier PLC and Reed Elsevier NV (“the combined businesses”).

2.	Accounting policies

The Group accounting policies are set out below:

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

The Group uses derivative financial instruments, primarily forward contracts, to hedge its exposure to certain foreign exchange risks. Details of the Group’s accounting policies in respect of derivative financial instruments are set out below.

2.	Accounting policies – (continued)

Revenue
Revenue represents the invoiced value of sales less anticipated returns on transactions completed by performance, excluding customer sales taxes.

Revenues are recognised for the various categories as follows: subscriptions — on periodic despatch of subscribed product or rateably over the period of the subscription where performance is not measurable by despatch; transactional — on despatch or occurrence of the transaction and advertising — on publication or over the period of online display.

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

Share based remuneration

The fair value of share based remuneration is determined at the date of grant and recognised as an expense in the income statement on a straight line basis over the vesting period, taking account of the estimated number of shares that are expected to vest. Market based performance criteria are taken into account when determining the fair value at the date of grant. Non-market based performance criteria are taken into account when estimating the number of shares expected to vest. The fair value of share based remuneration is determined by use of a binomial or Monte Carlo simulation model as appropriate. All the Group’s share based remuneration is equity settled.

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

All joint arrangements are classified as joint ventures because the Group shares joint control and has rights to the net assets of the arrangements. Investments in joint ventures and associates are accounted for under the equity method and stated in the statement of financial position at cost as adjusted for post-acquisition changes in the Group’s share of net assets, less any impairment in value.

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

Borrowings and payables are recorded initially at fair value and subsequently carried at amortised cost (other than fixed rate borrowings in designated hedging relationships for which the carrying amount of the hedged portion of the borrowings is subsequently adjusted for the gain or loss attributable to the hedged risk).

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

Shares held in treasury

Shares of Reed Elsevier PLC and Reed Elsevier NV that are repurchased by the respective parent companies and not cancelled are classified as shares held in treasury. The consideration paid, including directly attributable costs, is recognised as a deduction from equity. Shares of the parent companies that are purchased by the Employee Benefit Trust are also classified as shares held in treasury, with the cost recognised as a deduction from equity.

Critical judgements and key sources of estimation uncertainty

The most significant accounting policies in determining the financial condition and results of the combined businesses, and those requiring the most subjective or complex judgement, relate to the valuation of goodwill and intangible assets, capitalisation of development spend, taxation and accounting for defined benefit pension schemes.

2.	Accounting policies – (continued)

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

The carrying amounts of goodwill and indefinite lived intangible assets in each business are reviewed for impairment at least annually. The carrying amounts of all other intangible assets are reviewed where there are indications of possible impairment. An impairment review involves a comparison of the carrying value of the asset with estimated values in use based on the latest management cash flow projections approved by the board. Key areas of judgement in estimating the values in use of businesses are the growth in cash flows over a forecast period of up to five years, the long term growth rate assumed thereafter and the discount rate applied to the forecast cash flows. A description of the key assumptions and sensitivities is provided in note 14.

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

Taxation

The Group is subject to tax in numerous jurisdictions, giving rise to complex tax issues that require management to exercise judgement in making tax determinations. While the Group is confident that tax returns are appropriately prepared and filed, amounts are provided in respect of uncertain tax positions that reflect the risk with respect to tax matters under active discussion with tax authorities, or which are otherwise considered to involve uncertainty. Amounts are provided using the best estimate of tax expected to be paid based on a qualitative assessment of all relevant factors. However, it is possible that at some future date liabilities may be adjusted as a result of audits by taxing authorities. Discussions with tax authorities relating to cross-border transactions and other matters are ongoing. Although the outcome of these discussions cannot be predicted, no significant impact on the financial position of the Group is expected.

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

Pensions

The Group operates a number of defined benefit pension schemes across the world. The largest schemes are in the UK, the US and the Netherlands, as described in note 6 to the financial statements. These schemes require management to exercise judgement in estimating the ultimate cost of providing post-employment benefits, especially given the length of each scheme’s liabilities. The recognition of certain scheme liabilities is also subject to judgement. Accounting for defined benefit pension schemes involves judgement about uncertain events, including the life expectancy of the members, salary and pension increases, inflation, the future operation of each scheme and the rate at which the future pension payments are discounted. Estimates for these factors are used in determining the pension cost and liabilities reported in the financial statements. The estimates made around future developments of each of the critical assumptions are made in conjunction with independent actuaries. Each scheme is subject to a periodic review by independent actuaries. Information regarding some of the assumptions used for valuation is provided in note 6 to the financial statements, together with a sensitivity analysis.

2.	Accounting policies – (continued)

Other significant accounting policies

The accounting policies in respect of revenue recognition, pre-publication costs and property provisioning are also significant in determining the financial condition and results of the combined businesses, although the application of these policies is more straightforward.

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

The Group has exposures to sub lease shortfalls in respect of certain property leases for periods up to 2024. Provisions are recognised for net liabilities expected to arise on these exposures. Estimation of the provisions requires judgement in respect of future head lease costs, sub lease income and the length of vacancy periods. The charge for property provisions was nil (2013: nil; 2012: £62 million) relating to surplus property arising on the restructuring, sale and closure of Risk & Business Information businesses and includes expected losses on sub-leases entered into, an estimate of vacancy periods and future market conditions. Further information is provided in note 26 to the combined financial statements.

Standards and amendments effective for the year

The interpretations and amendments to IFRS effective for 2014 have not had a significant impact on the Group’s accounting policies or reporting.

Standards, amendments and interpretations not yet effective

New accounting standards and amendments and their expected impact on the future accounting policies and reporting of the Group are set out below.

IFRS 15 – Revenue from contracts with customers (effective for the 2017 financial year). The new standard provides a single point of reference for revenue recognition replacing a range of different revenue accounting standards, interpretations and guidance. The Group is in the process of assessing the impact of this standard.

IFRS9 – Financial Instruments (effective for the 2018 financial year). The standard replaces the existing classification and measurement requirements in IAS39 for financial assets by requiring entities to classify them as being measured either at amortised cost or fair value depending on the business model and contractual cash flow characteristics of the asset. For financial liabilities, IFRS9 requires an entity choosing to measure a liability at fair value to present the portion of the change in its fair value due to changes in the entity’s own credit risk in the other comprehensive income rather than the income statement. Adoption of the standard is not expected to have a significant impact on the measurement, presentation or disclosure of financial assets and liabilities in the combined financial statements.

Additionally, a number of amendments and interpretations have been issued which are not expected to have any significant impact on the Group’s accounting policies and reporting.

3.	Segment analysis

The Group is a leading provider of information solutions for professional customers across industries. We operate in four market segments: Scientific, Technical & Medical, providing information and tools to help its customers improve scientific and healthcare outcomes; Risk & Business Information, providing data services and tools that combine proprietary, public and third-party information, with technology and analytics to business and government customers; Legal, providing legal, tax, regulatory news and business information to legal, corporate, government and academic markets; and Exhibitions, organising exhibitions and conferences.

The Group’s reported segments are based on the internal reporting structure and financial information provided to the Boards. During 2014, Risk Solutions and Business Information have been combined into one Business area, having previously operated separately. Accordingly, they are now presented as a single operating segment. Comparative figures have been presented as if the businesses had operated on a combined basis in the prior year.

Following a review of activities, assets and costs across the business, the Group introduced a new method for the allocation of corporate and shared costs from January 1, 2014. Previously unallocated items and costs relating to shared activities and resources have been attributed to the business segments on the basis of usage and benefits derived. This new allocation reflects an increased level of shared resources and capitalised costs. Comparative adjusted operating profit figures have been restated as if this allocation method had been used in the prior years. This reflects the presentation of financial information provided to the Boards.

Adjusted operating profit is the key segmental profit measure used by the Group in assessing performance. It is stated before amortisation of acquired intangible assets, the share of profit on disposals in joint ventures, acquisition related costs, and is grossed up to exclude the equity share of taxes in joint ventures.

Analysis by business segment

	2014 £m	2013 Restated £m	2012 Restated £m
Revenue
Scientific, Technical & Medical	2,048	2,126	2,063
Risk & Business Information	1,439	1,480	1,589
Legal	1,396	1,567	1,610
Exhibitions	890	862	854

Total	5,773	6,035	6,116

Adjusted operating profit
Scientific, Technical & Medical	762	787	743
Risk & Business Information	506	507	498
Legal	260	250	244
Exhibitions	217	210	208

Sub-total	1,745	1,754	1,693
Corporate costs	(6)	(5)	(5)

Total	1,739	1,749	1,688

Analysis by geographical origin

	2014 £m	2013 £m	2012 £m
Revenue
North America	2,884	3,103	3,122
United Kingdom	1,013	985	966
The Netherlands	636	656	611
Rest of Europe	686	698	788
Rest of world	554	593	629

Total	5,773	6,035	6,116

3.	Segment analysis – (continued)

Analysis by geographical market

	2014 £m	2013 £m	2012 £m
Revenue
North America	2,878	3,082	3,154
United Kingdom	455	443	442
The Netherlands	153	166	165
Rest of Europe	1,053	1,074	1,176
Rest of world	1,234	1,270	1,179

Total	5,773	6,035	6,116

Analysis by format

	2014 £m	2013 £m	2012 £m
Revenue
Electronic	3,839	3,971	3,896
Print	1,012	1,168	1,305
Face to face	922	896	915

Total	5,773	6,035	6,116

Analysis by type

	2014 £m	2013 £m	2012 £m
Revenue
Subscriptions	2,966	3,112	2,978
Transactional	2,672	2,683	2,788
Advertising	135	240	350

Total	5,773	6,035	6,116

Share of post-tax results of joint ventures of £36 million (2013: £29 million; 2012: £24 million) included in operating profit comprises £16 million (2013: £6 million; 2012: £2 million) relating to Legal and £20 million (2013: £23 million; 2012: £22 million) relating to Exhibitions.

A reconciliation of operating profit to adjusted operating profit is provided below:

	2014 £m	2013 £m	2012 £m
Operating profit	1,402	1,376	1,333
Adjustments:
Amortisation of acquired intangible assets	286	318	329
Acquisition related costs	30	43	21
Reclassification of tax in joint ventures	21	12	5

Adjusted operating profit	1,739	1,749	1,688

3.	Segment analysis – (continued)

Analysis by business segment

	2014 £m	2013 Restated £m	2012 Restated £m
Expenditure on acquired goodwill and intangible assets
Scientific, Technical & Medical	25	50	120
Risk & Business Information	330	169	15
Legal	48	15	80
Exhibitions	23	56	178

Total	426	290	393

Capital expenditure additions
Scientific, Technical & Medical	56	93	106
Risk & Business Information	53	43	38
Legal	145	170	173
Exhibitions	27	15	25

Total	281	321	342

Amortisation of acquired intangible assets
Scientific, Technical & Medical	79	86	78
Risk & Business Information	116	128	146
Legal	57	64	73
Exhibitions	34	40	32

Total	286	318	329

Depreciation and other amortisation
Scientific, Technical & Medical	94	100	87
Risk & Business Information	34	33	38
Legal	94	101	85
Exhibitions	15	15	17

Total	237	249	227

Capital expenditure comprises additions to property, plant and equipment and internally developed intangible assets. Amortisation of acquired intangible assets includes amounts in respect of joint ventures of £1 million (2013: £1 million; 2012: £1 million) in Exhibitions and £3 million (2013: nil; 2012 nil) in Legal. Other than the depreciation and amortisation above, non cash items includes a £32 million charge (2013: £31 million charge; 2012: £31 million charge) relating to the recognition of share based remuneration, comprising £12 million (2013: £11 million; 2012: £11 million) in Scientific, Technical & Medical, £8 million (2013: £8 million; 2012: £7 million) in Risk & Business Information, £7 million (2013: £7 million; 2012: £8 million) in Legal and £5 million (2013: £5 million; 2012: £5 million) in Exhibitions.

Analysis by geographical location

	2014 £m	2013 £m	2012 £m
Non-current assets
North America	6,569	6,291	6,514
United Kingdom	701	584	524
The Netherlands	109	125	120
Rest of Europe	816	753	729
Rest of world	414	401	376

Total	8,609	8,154	8,263

Non-current assets by geographical location exclude amounts relating to deferred tax and derivative financial instruments.

4.	Operating profit

Operating profit is stated after charging/(crediting) the following:

	Note	2014 £m	2013 £m	2012 £m
Staff costs
Wages and salaries		1,415	1,508	1,543
Social security costs		167	175	187
Pensions	6	95	61	89
Share based and related remuneration		32	31	26

Total staff costs		1,709	1,775	1,845

Depreciation and amortisation
Amortisation of acquired intangible assets	15	282	317	328
Share of joint ventures’ amortisation of acquired intangible assets		4	1	1
Amortisation of internally developed intangible assets	15	158	160	151
Depreciation of property, plant and equipment	17	79	89	76

Total depreciation and amortisation		523	567	556

Other expenses and income
Pre-publication costs, inventory expenses and other cost of sales		2,006	2,118	2,139
Operating lease rentals expense		91	108	112
Operating lease rentals income		(8)	(10)	(10)

The amortisation of acquired intangible assets is included within administration and other expenses.

5.	Personnel

Number of people employed: full time equivalents

	At December 31		Average during the year
	2014	2013	2014	2013	2012
Business segment
Scientific, Technical & Medical	7,000	6,700	6,900	6,900	7,000
Risk & Business Information	7,400	7,200	7,300	7,700	9,200
Legal	9,500	10,000	9,600	10,400	10,400
Exhibitions	3,700	3,400	3,500	3,300	3,000

Sub-total	27,600	27,300	27,300	28,300	29,600

Corporate/shared functions	900	900	900	900	900

Total	28,500	28,200	28,200	29,200	30,500

Geographical location
North America	13,300	13,900	13,400	14,800	15,900
United Kingdom	4,300	4,100	4,200	4,100	4,200
The Netherlands	1,600	1,600	1,600	1,600	1,600
Rest of Europe	2,800	2,800	2,800	3,100	3,700
Rest of world	6,500	5,800	6,200	5,600	5,100

Total	28,500	28,200	28,200	29,200	30,500

6.	Pension schemes

A number of pension schemes are operated around the world. Historically, the largest schemes have been local versions of the defined benefit type with assets held in separate trustee administered funds. The largest defined benefit schemes are in the UK, the US and the Netherlands.

The UK scheme is a final salary scheme and is closed to new hires. Members accrue a portion of their final pensionable earnings based on the number of years of service. The US scheme is a cash balance scheme and is closed to new hires. Members earn pay credits dependent on age and years of service up to certain limits which are added to an account balance that accrues interest at specified minimum rates. The Netherlands scheme is a career average salary scheme and remains open to new hires. Members accrue a portion of their current salary at a rate calculated to enable them to reach a pension level based on their average salary.

Each of the major defined benefit schemes is administered by a separate fund that is legally separated from the Group. The trustees of the pension funds in the UK and the Netherlands and plan fiduciaries of the US scheme are required by law to act in the interest of the funds’ beneficiaries. In the UK and in the Netherlands the trustees of the pension fund are responsible for the investment policy with regard to the assets of the fund. The boards of trustees consist of an equal number of Group appointed and member nominated directors. In the US, the fiduciary duties for the scheme are allocated between committees which are staffed by senior employees of the Group; the investment committee has the primary responsibility for the investment and management of plan assets.

The funding of the Group’s major schemes reflects the different rules within each jurisdiction.

In the UK the level of funding is determined by statutory triennial actuarial valuations in accordance with pensions legislation. Where the scheme falls below 100% funded status, the Group and the scheme trustees must agree on how the deficit is to be remedied. The UK Pensions Regulator has significant powers and sets out in codes and guidance the parameters for scheme funding.

The US scheme has an annual statutory valuation which forms the basis for establishing the employer contribution each year (subject to ERISA and IRS minimums). Should the statutory funded status fall to below 100%, the US Pensions Protection Act requires the deficit to be rectified with additional contributions over a 7 year period.

In the Netherlands, on a regulatory basis, with effect from January 1, 2015 the scheme funding level is determined by the new Financial Assessment Framework (nFTK). The nFTK introduces, inter alia, a twelve-month average funding ratio, higher buffer requirements and stricter indexation than under previous legislation, and a 10 year recovery plan in the event of funding shortfalls. In case of a shortfall in the funding level, the first recovery plans are required to be filed with the Dutch Central Bank on July 1, 2015. On a contractual basis, the employer contribution is capped at 11.9% of salary.

Total regular employer contributions to defined benefit pension schemes in respect of 2015 are expected to be approximately £65 million.

The pension expense recognised within operating expense is:

	2014 £m	2013 £m	2012 £m
Defined benefit pension expense	48	14	43
Defined contribution pension expense	47	47	46

Total	95	61	89

The amounts recognised in the income statement in respect of defined benefit pension schemes during the year are presented by major scheme as follows:

	2014				2013				2012
	UK £m	US £m	NL £m	Total £m	UK £m	US £m	NL £m	Total £m	UK £m	US £m	NL £m	Total £m
Service cost	31	18	14	63	29	29	15	73	27	28	8	63
Settlements and past service credits	—	—	(15)	(15)	—	(51)	(8)	(59)	(1)	(19)	—	(20)

Defined benefit pension expense	31	18	(1)	48	29	(22)	7	14	26	9	8	43
Net interest on net defined benefit obligation	8	4	3	15	6	9	4	19	5	7	(1)	11

Net defined benefit pension expense	39	22	2	63	35	(13)	11	33	31	16	7	54

Net interest on defined benefit pension scheme liabilities is presented within net finance costs in the income statement. Service cost, including settlements and past service credits is presented within operating expenses.

6.	Pension schemes – (continued)

Settlements and past service credits in 2014 relate to plan design changes and a reduction in accrued benefits in respect of the scheme in the Netherlands. Settlements and past service credits recognised in 2013 and 2012 principally relate to plan design changes and the transfer out of certain deferred members in the US scheme and a reduction in accrued benefits in respect of the scheme in the Netherlands.

The significant valuation assumptions, determined for each major scheme in conjunction with the respective independent actuaries are presented below. The net defined benefit pension expense for each year is based on the assumptions and scheme valuations set at December 31, of the prior year.

	2014			2013			2012
As at December 31,	UK	US	NL	UK	US	NL	UK	US	NL
Discount rate	3.75%	4.25%	2.30%	4.60%	5.05%	3.60%	4.65%	4.25%	3.50%
Inflation	2.90%	2.50%	2.00%	3.25%	3.00%	2.00%	2.85%	3.00%	2.00%

Discount rates are set by reference to high quality corporate bond yields.

Mortality assumptions make allowance for future improvements in longevity and have been determined by reference to applicable mortality statistics. The average life expectancy assumptions are set out below:

	2014			2013			2012
Male average life expectancy (as December 31)	UK	US	NL	UK	US	NL	UK	US	NL
Member currently aged 60	90	87	86	90	84	86	90	84	86
Member currently aged 45	92	87	87	92	83	87	92	83	87

	2014			2013			2012
Female average life expectancy (as December 31)	UK	US	NL	UK	US	NL	UK	US	NL
Member currently aged 60	89	89	89	89	86	89	89	86	89
Member currently aged 45	91	90	90	91	85	89	91	85	89

The amount recognised in the statement of financial position in respect of defined benefit pension schemes at the start and end of the year and the movements during the year were as follows:

	2014				2013				2012
	UK £m	US £m	NL £m	Total £m	UK £m	US £m	NL £m	Total £m	UK £m	US £m	NL £m	Total £m
Defined benefit obligation
At start of year	(2,882)	(762)	(716)	(4,360)	(2,654)	(922)	(696)	(4,272)	(2,479)	(858)	(539)	(3,876)
Service cost	(31)	(18)	(14)	(63)	(29)	(29)	(15)	(73)	(27)	(28)	(8)	(63)
Settlements and past service credits	—	—	15	15	—	51	8	59	1	19	—	20
Interest on pension scheme liabilities	(130)	(39)	(25)	(194)	(122)	(41)	(25)	(188)	(124)	(44)	(30)	(198)
Actuarial (loss)/gain on financial assumptions	(339)	(107)	(120)	(566)	(173)	86	18	(69)	(92)	(145)	(145)	(382)
Actuarial gain/(loss) arising from experience assumptions	26	(3)	5	28	8	(10)	(3)	(5)	(15)	(18)	1	(32)
Contributions by employees	(7)	—	(5)	(12)	(6)	—	(5)	(11)	(7)	—	(4)	(11)
Benefits paid*	96	52	27	175	94	93	19	206	89	112	15	216
Exchange translation differences	—	(55)	55	—	—	10	(17)	(7)	—	40	14	54

At end of year	(3,267)	(932)	(778)	(4,977)	(2,882)	(762)	(716)	(4,360)	(2,654)	(922)	(696)	(4,272)

6.	Pension schemes – (continued)

	2014				2013				2012
	UK £m	US £m	NL £m	Total £m	UK £m	US £m	NL £m	Total £m	UK £m	US £m	NL £m	Total £m
Fair value of scheme assets
At start of year	2,691	676	614	3,981	2,516	710	580	3,806	2,371	726	537	3,634
Interest income on plan assets	122	35	22	179	116	32	21	169	119	37	31	187
Return on assets excluding amounts included in interest income	110	72	90	272	111	4	(1)	114	45	53	23	121
Contributions by employer	36	31	9	76	36	33	14	83	63	38	15	116
Contributions by employees	7	—	5	12	6	—	5	11	7	—	4	11
Benefits paid*	(96)	(52)	(27)	(175)	(94)	(93)	(19)	(206)	(89)	(112)	(15)	(216)
Exchange translation differences	—	48	(48)	—	—	(10)	14	4	—	(32)	(15)	(47)

At end of year	2,870	810	665	4,345	2,691	676	614	3,981	2,516	710	580	3,806

Net defined benefit obligation	(397)	(122)	(113)	(632)	(191)	(86)	(102)	(379)	(138)	(212)	(116)	(466)

*	Included in benefits paid are settlements of nil (2013: £52 million; 2012: £75 million).

As at December 31, 2014 the defined benefit obligations comprise £4,784 million (2013: £4,200 million; 2012: £4,112 million) in relation to funded schemes and £193 million (2013: £160 million; 2012: £160 million) in relation to unfunded schemes.

The weighted average duration of defined benefit scheme liabilities is 19 years in the UK (2013: 19 years; 2012: 19 years), 15 years in the US (2013: 16 years; 2012: 16 years) and 24 years in the Netherlands (2013: 21 years; 2012: 21 years). Deferred tax assets of £161 million (2013: £104 million; 2012: £153 million) are recognised in respect of the pension scheme deficits.

Amounts recognised in the statement of comprehensive income are set out below:

	2014 £m	2013 £m	2012 £m
Gains and losses arising during the year
Experience losses on scheme liabilities	28	(5)	(32)
Experience gains on scheme assets	272	114	121
Actuarial (losses)/gains arising on the present value of scheme liabilities due to changes in:
— discount rates	(773)	78	(552)
— inflation	159	(171)	74
— other actuarial assumptions	48	24	96

	(266)	40	(293)
Net cumulative losses at start of year	(475)	(515)	(222)

Net cumulative losses at end of year	(741)	(475)	(515)

The major categories and fair values of scheme assets at the end of the reporting period are as follows:

	2014				2013				2012
	UK £m	US £m	NL £m	Total £m	UK £m	US £m	NL £m	Total £m	UK £m	US £m	NL £m	Total £m
Equities	1,260	263	226	1,749	1,351	174	223	1,748	1,207	409	167	1,783
Government bonds	1,249	70	261	1,580	1,089	68	261	1,418	1,088	164	71	1,323
Corporate bonds	—	455	143	598	—	411	93	504	—	88	304	392
Property funds	270	—	30	300	147	—	34	181	85	29	35	149
Cash	74	2	5	81	87	4	3	94	106	1	3	110
Other	17	20	—	37	17	19	—	36	30	19	—	49

Total	2,870	810	665	4,345	2,691	676	614	3,981	2,516	710	580	3,806

The actual return on scheme assets for the year ended December 31, 2014 was £451 million (2013: £283 million; 2012: £308 million).

6.	Pension schemes – (continued)

Assets and obligations associated with the schemes are sensitive to changes in the market values of assets and the market related assumptions used to value scheme liabilities. In particular, adverse changes to asset values, discount rates or inflation could increase future pension costs and funding requirements.

Typically the Group’s schemes are exposed to: investment risks, whereby actual rates of return on plan assets may be below those rates used to determine the defined benefit obligations and interest rate risks, whereby scheme deficits may increase if bond yields in the UK, US and the Netherlands decline and are not offset by returns in government and corporate bond portfolios. The schemes are also exposed to other risks such as unanticipated future increases in: member mortality patterns; inflation; and future salaries, all potentially leading to an increase in scheme liabilities (particularly in the Netherlands which is the only major scheme which remains open to new members).

Investment policies of each scheme are intended to ensure continuous payment of defined benefit pensions in the short term and long term. Efforts are made to limit risks on marketable securities by adopting investment policies that diversify assets across geographies and among equities, government and corporate bonds, property funds and cash. Asset allocations are dependent on a variety of factors including the duration of scheme liabilities and the statutory funded status of the plan.

All equities and government and corporate bonds have quoted prices in active markets.

Sensitivity analysis

The valuation of the Group’s pension scheme liabilities involves significant actuarial assumptions, being the life expectancy of the members, inflation and the rate at which the future pension payments are discounted. Differences arising from actual experience or future changes in assumptions may materially affect future pension charges. In particular, changes in assumptions for discount rates, inflation and life expectancies that are reasonably possible would have the following approximate effects on the defined benefit pension obligations:

£m
Increase/decrease of 0.25% in discount rate:	233
Increase/decrease of 0.25% in the expected inflation rate	121
Increase/decrease of one year in assumed life expectancy	131

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

The Group provides a number of share based remuneration schemes to Directors and employees. The principal share based remuneration schemes are the Executive Share Option Schemes (ESOS), the Long Term Incentive Plan (LTIP), the Reed Elsevier Growth Plan (REGP) (discontinued after 2014), the Retention Share Plan (RSP) and the Bonus Investment Plan (BIP). Share options granted under ESOS and LTIP are exercisable after three years and up to ten years from the date of grant at a price equivalent to the market value of the respective shares at the date of grant. Conditional shares granted under ESOS, LTIP, RSP and BIP are exercisable after three years for nil consideration if conditions are met. Conditional shares granted under REGP are exercisable for nil consideration if conditions are met after three and five years. Other awards principally relate to all employee share based saving schemes in the UK and the Netherlands.

Share based remuneration awards are, other than upon retirement or in exceptional circumstances, subject to the condition that the employee remains in employment at the time of exercise.

Conditional shares granted under LTIP, REGP, RSP and BIP between 2011 and 2014 are subject to the achievement of growth targets of Reed Elsevier PLC and Reed Elsevier NV adjusted earnings per share measured at constant exchange rates as well as the achievement of a targeted percentage return on invested capital of Reed Elsevier PLC and Reed Elsevier NV. LTIP grants between 2011 and 2014 and REGP grants in 2013 are also variable subject to the achievement of a total shareholder return performance target.

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

7.	Share based remuneration – (continued)

2014 grants

	In respect of Reed Elsevier PLC ordinary shares		In respect of Reed Elsevier NV ordinary shares
	Number of shares ’000	Weighted average fair value per award £	Number of shares ’000	Weighted average fair value per award £
Share options
ESOS	1,221	0.98	863	1.13
Other	1,064	1.31	314	0.90

Total share options	2,285	1.13	1,177	1.07

Conditional shares
ESOS	365	8.27	258	11.24
LTIP	1,031	7.81	729	10.85
RSP	131	9.90	94	14.18
BIP	769	9.23	483	12.88

Total conditional shares	2,296	8.48	1,564	11.74

2013 grants

	In respect of Reed Elsevier PLC ordinary shares		In respect of Reed Elsevier NV ordinary shares
	Number of shares ’000	Weighted average fair value per award £	Number of shares ’000	Weighted average fair value per award £
Share options
ESOS	1,521	1.12	1,058	1.52
Other	645	1.29	257	1.10

Total share options	2,166	1.17	1,315	1.44

Conditional shares
ESOS	524	6.51	365	9.28
LTIP	1,338	6.14	930	8.90
REGP	322	6.49	450	9.34
RSP	10	7.35	7	10.65
BIP	987	7.40	615	10.69

Total conditional shares	3,181	6.63	2,367	9.51

7.	Share based remuneration – (continued)

2012 grants

	In respect of Reed Elsevier PLC ordinary shares		In respect of Reed Elsevier NV ordinary shares
	Number of shares ’000	Weighted average fair value per award £	Number of shares ’000	Weighted average fair value per award £
Share options
ESOS	1,801	0.90	1,263	1.20
Other	702	1.04	293	0.95

Total share options	2,503	0.94	1,556	1.15

Conditional shares
ESOS	797	4.60	560	6.41
LTIP	1,807	4.45	1,144	6.13
RSP	256	6.00	5	7.82
BIP	1,542	5.20	696	7.41

Total conditional shares	4,402	4.83	2,405	6.57

The main assumptions used to determine the fair values are set out below:

Assumptions for grants made during the year

	In respect of Reed Elsevier PLC ordinary shares			In respect of Reed Elsevier NV ordinary shares
	2014	2013	2012	2014	2013	2012
Weighted average share price at date of grant
ESOS	£9.28	£7.35	£5.19	€15.92	€12.53	€9.07
LTIP	£9.29	£7.35	£5.25	€15.94	€12.54	€8.91
REGP	—	£7.76	—	—	€13.15	—
RSP	£9.90	£7.35	£6.00	€17.50	€12.53	€9.65
BIP	£9.23	£7.39	£5.20	€15.90	€12.53	€9.15
Other	£8.86	£7.45	£5.49	€15.63	€11.89	€9.63
Expected share price volatility	19%	28%	30%	19%	28%	30%
Expected option life	4 years	4 years	4 years	4 years	4 years	4 years
Expected dividend yield	3.8%	4.1%	3.9%	4.5%	4.7%	4.5%
Risk free interest rate	1.5%	0.5%	0.8%	0.6%	0.4%	0.9%
Expected lapse rate	2-5%	2-5%	2-5%	2-4%	2-4%	2-4%

Expected share price volatility has been estimated based on relevant historic data in respect of the Reed Elsevier PLC and Reed Elsevier NV ordinary share prices. Expected share option life has been estimated based on historical exercise patterns in respect of Reed Elsevier PLC and Reed Elsevier NV share options.

7.	Share based remuneration – (continued)

The share based remuneration awards outstanding as at December 31, 2014 in respect of both Reed Elsevier PLC and Reed Elsevier NV ordinary shares are set out below:

	In respect of Reed Elsevier PLC ordinary shares		In respect of Reed Elsevier NV ordinary shares
	Number of shares under option ’000	Weighted average exercise price (pence)	Number of shares under option ’000	Weighted average exercise price (€)
Share options
Outstanding at January 1, 2012	29,540	534	21,641	10.99
Granted	2,503	497	1,556	9.19
Exercised	(6,694)	497	(1,913)	9.36
Forfeited	(1,022)	498	(581)	9.33
Expired	(4,992)	592	(5,121)	12.34

Outstanding at January 1, 2013	19,335	529	15,582	10.63
Granted	2,166	694	1,315	12.41
Exercised	(9,102)	542	(7,628)	10.72
Forfeited	(112)	535	(167)	11.30
Expired	(560)	537	(462)	11.30

Outstanding at January 1, 2014	11,727	549	8,640	10.77
Granted	2,285	827	1,177	15.86
Exercised	(3,318)	520	(2,740)	11.13
Forfeited	(832)	514	(348)	10.28
Expired	(535)	577	(573)	10.28

Outstanding at December 31, 2014	9,327	629	6,156	11.66

Exercisable at December 31, 2012	12,573	553	12,329	11.12
Exercisable at December 31, 2013	5,150	537	5,535	11.09
Exercisable at December 31, 2014	3,163	550	3,480	11.11

	Number of Reed Elsevier PLC ordinary shares ’000	Number of Reed Elsevier NV ordinary shares ’000
Conditional shares
Outstanding at January 1, 2012	13,896	8,267
Granted	4,402	2,405
Vested	(601)	(391)
Forfeited/lapsed	(5,885)	(3,575)

Outstanding at January 1, 2013	11,812	6,706
Granted	3,181	2,367
Vested	(3,256)	(1,966)
Forfeited/lapsed	(1,395)	(923)

Outstanding at January 1, 2014	10,342	6,184
Granted	2,296	1,564
Vested	(2,772)	(1,591)
Forfeited/lapsed	(1,236)	(622)

Outstanding at December 31, 2014	8,630	5,535

7.	Share based remuneration – (continued)

The weighted average share price at the date of exercise of share options and vesting of conditional shares during 2014 was 885p (2013: 761p; 2012: 593p) for Reed Elsevier PLC ordinary shares and €15.03 (2013: €13.15; 2012: €10.43) for Reed Elsevier NV ordinary shares.

Range of exercise prices for outstanding share options

	2014		2013		2012
	Number of shares under option ’000	Weighted average remaining period until expiry (years)	Number of shares under option ’000	Weighted average remaining period until expiry (years)	Number of shares under option ’000	Weighted average remaining period until expiry (years)
Reed Elsevier PLC ordinary shares (pence)
401-450	834	1.6	1,772	1.9	1,925	2.8
451-500	451	5.4	1,161	4.2	4,415	3.5
501-550	3,184	5.5	5,284	5.6	8,981	5.7
551-600	576	2.8	695	3.9	189	5.4
601-650	788	2.8	1,338	4.0	3,825	4.8
651-700	—	—	—	—	—	—
701-750	2,301	6.3	1,462	9.4	—	—
801-850	10	8.6	10	9.6	—	—
851-900	2	8.9	2	9.9	—	—
901-950	1,088	9.3	3	9.0	—	—
951-1000	93	9.7	—	—	—	—

Total	9,327	5.4	11,727	5.1	19,335	4.7

Reed Elsevier NV ordinary shares (euro)
7.01-8.00	24	4.0	41	5.0	58	6.1
8.01-9.00	1,024	5.7	1,834	6.8	2,736	7.7
9.01-10.00	1,459	6.4	1,813	7.2	3,142	6.9
10.01-11.00	60	2.8	619	1.4	2,697	1.6
11.01-12.00	587	1.6	1,670	2.3	3,982	2.6
12.01-13.00	1,424	6.5	1,864	7.1	1,806	5.1
13.01-14.00	87	3.7	134	4.7	118	4.1
14.01-15.00	406	3.0	663	3.1	1,043	4.1
15.01-16.00	976	9.2	2	9.9	—	—
16.01-17.00	15	9.0	—	—	—	—
17.01-18.00	94	9.5	—	—	—	—

Total	6,156	6.0	8,640	5.4	15,582	4.6

Share options are expected, upon exercise, to be met principally by the issue of new ordinary shares but may also be met from shares held by the Employee Benefit Trust (“EBT”) (see note 27). Conditional shares will be met from shares held by the EBT.

8.	Net finance costs

	2014 £m	2013 £m	2012 £m
Interest on short term bank loans, overdrafts and commercial paper	(13)	(11)	(27)
Interest on term debt	(134)	(168)	(196)
Interest on obligations under finance leases	—	(1)	(1)

Total borrowing costs	(147)	(180)	(224)
Losses on loans and derivatives not designated as hedges	(7)	(7)	(8)
Net financing charge on defined benefit pension schemes	(15)	(19)	(11)

Finance costs	(169)	(206)	(243)

Interest on bank deposits	7	4	7
Gains on loans and derivatives not designated as hedges	—	6	9

Finance income	7	10	16

Net finance costs	(162)	(196)	(227)

A net loss of £52 million (2013: £1 million gain; 2012: £2 million loss) on interest rate derivatives designated as cash flow hedges was recognised directly in equity. This included losses of £54 million (2013: nil; 2012: nil) related to foreign exchange movements on debt hedges, which were reclassified immediately to the income statement and offset £54 million (2013: nil; 2012: nil) of foreign exchange gains on the related debt. The remaining gain of £2 million (2013: £1 million gain; 2012: £2 million loss) recognised in equity may be reclassified to the income statement in future periods. Including the £54 million (2013: nil; 2012: nil) of foreign exchange losses, losses of £56 million (2013: £3 million; 2012: £16 million) in total were transferred from the hedge reserve in the period.

9.	Disposals and other non operating items

	2014 £m	2013 £m	2012 £m
Revaluation of held for trading investments	8	5	19
Property provisions on disposed businesses	—	—	(60)
(Loss)/gain on disposal of businesses and assets held for sale	(19)	11	86

Net (loss)/gain on disposals and other non operating items	(11)	16	45

10.	Taxation

	2014 £m	2013 £m	2012 £m
Current tax
United Kingdom	(36)	(50)	(73)
The Netherlands	(93)	(80)	(68)
Rest of world	(228)	(222)	(12)

Total current tax charge	(357)	(352)	(153)
Deferred tax	88	271	51

Tax expense	(269)	(81)	(102)

The decrease in the UK current tax charge over the period reflects the reductions in the UK statutory rate of tax, and the settlement of prior year tax matters.

10.	Taxation – (continued)

The net tax expense charged on profit before tax differs from the theoretical amount that would arise using the weighted average of tax rates applicable to accounting profits and losses of the consolidated entities, as follows:

	2014 £m	2013 £m	2012 £m
Profit before tax	1,229	1,196	1,151

Tax at average applicable rates	(292)	(280)	(244)
Tax on share of results of joint ventures	21	10	7
Expenses not deductible for tax purposes and US state taxes	(26)	(38)	(30)
Non-taxable costs of share based remuneration	—	3	3
(Non-deductible)/non-taxable disposal related gains and losses	(22)	(22)	69
Tax losses of the period not recognised	(4)	(4)	(6)
Recognition and utilization of tax losses that arose in prior years	4	9	6
Exceptional prior year tax credit	—	—	96
Deferred tax credit on the alignment of business assets	—	221	—
Other adjustments in respect of prior periods	50	24	(2)
Deferred tax effect of changes in tax rates	—	(4)	(1)

Tax expense	(269)	(81)	(102)

Tax expense as a percentage of profit before tax	22%	7%	9%

The weighted average applicable tax rate for the year was 23.7% (2013: 23.4%, 2012: 21.2%). This increase is caused by a change in the relative profitability of entities in the countries in which they operate, partially offset by the impact of the reduction in the tax rate of the United Kingdom (see below).

During 2013, the Group aligned certain business assets with their global management structure. As a result of this alignment the tax deductible value of these assets was updated to market value. This results in a deferred tax credit of £221 million which was excluded from adjusted earnings along with other deferred tax assets from intangible assets.

During 2012, the Group resolved a number of significant prior year tax matters and reassessed its exposure to other tax matters across the jurisdictions in which the Group operates. As a result of this reassessment, current tax liabilities were reduced by £96 million to reflect the lower cash tax expected to be payable.

The following tax has been recognised directly in other comprehensive income or equity during the year:

	2014 £m	2013 £m	2012 £m
Tax on items that will not be reclassified to profit or loss
Tax on actuarial movements on defined benefit pension schemes	63	(24)	91
Tax credit on other items	—	—	5

	63	(24)	96

Tax on items that may be reclassified to profit or loss
Tax on fair value movements on cash flow hedges	13	(14)	(24)

	13	(14)	(24)

Net tax credit/(debit) recognised in other comprehensive income	76	(38)	72

Tax credit on share based remuneration recognised directly in equity	20	20	—

A number of changes to the UK corporation tax system, including reductions of the main rate of corporation tax from 23% to 21% with effect from April 1, 2014, and from 21% to 20% with effect from April 1, 2015, were substantively enacted on July 2, 2013. The Group has measured its UK deferred tax assets and liabilities at the end of the reporting period at 20% (2013: 20%; 2012: 23%).

11.	Statement of cash flows

Reconciliation of profit before tax to cash generated from operations

	2014 £m	2013 £m	2012 £m
Profit before tax	1,229	1,196	1,151
Disposals and other non operating items	11	(16)	(45)
Net finance costs	162	196	227
Share of results of joint ventures	(36)	(29)	(24)

Operating profit before joint ventures	1,366	1,347	1,309

Amortisation of acquired intangible assets	282	317	328
Amortisation of internally developed intangible assets	158	160	151
Depreciation of property, plant and equipment	79	89	76
Share based remuneration	32	31	31

Total non cash items	551	597	586

Decrease in inventories and pre-publication costs	3	10	21
(Increase)/decrease in receivables	(66)	5	4
Decrease in payables	(3)	(16)	(73)

Increase in working capital	(66)	(1)	(48)

Cash generated from operations	1,851	1,943	1,847

Cash flow on acquisitions

	Note	2014 £m	2013 £m	2012 £m
Purchase of businesses	12	(347)	(194)	(276)
Investment in joint ventures		(15)	(6)	(10)
Deferred payments relating to prior year acquisitions		(34)	(21)	(30)

Total		(396)	(221)	(316)

12.	Acquisitions

Acquisitions in 2014

During the year a number of acquisitions were made for a total consideration of £356 million, after taking account of net cash acquired of £9 million. The net assets of the businesses acquired are incorporated at their fair value to the combined businesses. Provisional fair values of the consideration given and of the assets and liabilities acquired are summarised below:

Fair value £m
Goodwill	240
Intangible assets	187
Property, plant and equipment	3
Current assets	21
Current liabilities	(39)
Borrowings	(20)
Deferred tax	(36)

Net assets acquired	356

Consideration (after taking account of £9 million net cash acquired)	356
Less: consideration deferred to future years	(8)
Less: acquisition date fair value of equity interest	(1)

Net cash flow	347

12.	Acquisitions – (continued)

Goodwill, being the excess of the consideration over the net tangible and intangible assets acquired, represents benefits which do not qualify for recognition as intangible assets, including the ability of the business to generate higher returns than individual assets, skilled workforces, and acquisition synergies that are specific to the Group. In addition, goodwill arises on the recognition of deferred tax liabilities in respect of intangible assets, for which amortisation does not qualify for tax deductions.

The fair value of the assets and liabilities acquired are provisional pending the completion of the valuation exercises. Final fair values will be incorporated in the 2015 combined financial statements. There were no significant adjustments to the provisional fair values of prior year acquisitions established in 2013.

The businesses acquired in 2014 contributed £37 million to revenue, decreased net profit by £6 million and contributed a net cash inflow of £3 million from operating activities for the part year under the Group’s ownership and before taking account of acquisition financing costs. Had the businesses been acquired at the beginning of the year, on a proforma basis the the Group revenues and net profit attributable to parent companies’ shareholders for the year would have been £5,840 million and £957 million respectively, before taking account of acquisition financing costs.

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

Goodwill, being the excess of the consideration over the net tangible and intangible assets acquired, represents benefits which do not qualify for recognition as intangible assets, including the ability of the business to generate higher returns than individual assets, skilled workforces, and acquisition synergies that are specific to the Group. In addition, goodwill arises on the recognition of deferred tax liabilities in respect of intangible assets, for which amortisation does not qualify for tax deductions.

In 2013, there were no significant adjustments to the provisional fair values of prior year acquisitions established in 2012.

The businesses acquired in 2013 contributed £27 million to revenue, decreased net profit by £1 million and contributed a net cash outflow of £3 million from operating activities for the part year under the Group’s ownership and before taking account of acquisition financing costs. Had the businesses been acquired at the beginning of the year, on a proforma basis the the Group revenues and net profit attributable to parent companies’ shareholders for the year would have been £6,067 million and £1,112 million respectively, before taking account of acquisition financing costs.

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

Goodwill, being the excess of the consideration over the net tangible and intangible assets acquired, represents benefits which do not qualify for recognition as intangible assets, including the ability of the business to generate higher returns than individual assets, skilled workforces, and acquisition synergies that are specific to the Group. In addition, goodwill arises on the recognition of deferred tax liabilities in respect of intangible assets, for which amortisation does not qualify for tax deductions.

In 2012, there were no significant adjustments to the provisional fair values of prior year acquisitions established in 2011.

The businesses acquired in 2012 contributed £73 million to revenue, decreased net profit by £10 million and contributed £2 million to net cash inflow from operating activities for the part year under the Group’s ownership and before taking account of acquisition financing costs. Had the businesses been acquired at the beginning of the year, on a proforma basis the the Group revenues and net profit attributable to parent companies’ shareholders for the year would have been £6,153 million and £1,048 million respectively, before taking account of acquisition financing costs.

13.	Equity dividends

Ordinary dividends paid in the year

	2014 £m	2013 £m	2012 £m
Reed Elsevier PLC	285	278	264
Reed Elsevier NV	281	273	259

Total	566	551	523

Ordinary dividends paid in the year, in amounts per ordinary share, comprise: a 2013 final dividend of 17.95p and a 2014 interim dividend of 7p giving a total of 24.95p (2013: 23.65p; 2012: 21.9p) for Reed Elsevier PLC; and a 2013 final dividend of €0.374 and a 2014 interim dividend of €0.151 giving a total of €0.525 (2013: €0.469; 2012: €0.456) for Reed Elsevier NV.

The directors of Reed Elsevier PLC have proposed a final dividend of 19.0p (2013: 17.95p; 2012: 17.0p). The directors of Reed Elsevier NV have proposed a final dividend of €0.438 (2013: €0.374; 2012: €0.337). The total cost of funding the proposed final dividends is expected to be £445 million, for which no liability has been recognised at the statement of financial position date.

13.	Equity dividends – (continued)

Ordinary dividends paid and proposed relating to the financial year

	2014 £m	2013 £m	2012 £m
Reed Elsevier PLC	294	283	273
Reed Elsevier NV	312	288	262

Total	606	571	535

Dividends paid to Reed Elsevier PLC and Reed Elsevier NV shareholders are, other than in special circumstances, equalised at the gross level inclusive of the UK tax credit of 10% available to certain Reed Elsevier PLC shareholders.

14.	Goodwill

	2014 £m	2013 £m	2012 £m
At January 1	4,576	4,545	4,729
Acquisitions	240	157	165
Disposals/reclassified as held for sale	(34)	(46)	(152)
Exchange translation differences	199	(80)	(197)

At December 31	4,981	4,576	4,545

The carrying amount of goodwill is after cumulative amortisation of £1,106 million (2013: £1,154 million; 2012: £1,180 million) which was charged prior to the adoption of IFRS and £9 million (2013: £9 million; 2012: £20 million) of subsequent impairment charges recorded in prior years.

Impairment review

Impairment testing of goodwill and indefinite lived intangible assets is performed at least annually in accordance with the methodology described within critical judgements and key sources of estimation uncertainty on page F-15. There were no charges for impairment of goodwill in 2014 (2013: nil; 2012: nil).

Goodwill is compiled and assessed among groups of cash generating units (CGUs) which represent the lowest level at which goodwill is monitored by management. Typically, acquisitions are integrated into existing business units, and the goodwill arising is allocated to the groups of CGUs that are expected to benefit from the synergies of the acquisition. As the business areas have become increasingly integrated and globalised, management has reviewed the allocation of goodwill to groups of CGUs. In order to reflect the global leverage of assets, skills, knowledge and technology platforms, and consequential changes to the monitoring of goodwill by management, the number of groups of CGUs to which goodwill is allocated has been reduced from 25 in 2013 to 5 in 2014 (2012: 22). Reducing the number of groups of CGUs had no impact on the carrying values of goodwill, which are set out below:

	2014 £m	2013 £m	2012 £m
Scientific, Technical & Medical	1,109	1,051	1,026
Risk Solutions	1,779	1,604	1,559
Business Information	480	374	408
Legal	1,199	1,121	1,150
Exhibitions	414	426	402

Total	4,981	4,576	4,545

The key assumptions for each group of CGUs are disclosed below:

Key Assumptions	Pre-tax discount rate	Nominal long term market growth rate
Scientific, Technical & Medical	10.4%	3.0%
Risk Solutions	11.5%	3.0%
Business Information	11.7%	3.0%
Legal	11.5%	2.0%
Exhibitions	11.7%	3.0%

14.	Goodwill – (continued)

The pre-tax discount rates used are based on the Group’s weighted average cost of capital, adjusted to reflect a risk premium specific to each business. Nominal long-term market growth rates do not exceed the long term average growth prospects for the sectors and territories in which the businesses operate.

A sensitivity analysis has been performed based on changes in key assumptions considered to be reasonably possible by management: an increase in the discount rate of 0.5%; a decrease in the compound annual growth rate for adjusted cash flow in the five-year forecast period of 2.0%; and a decrease in the nominal long term market growth rates of 0.5%. The sensitivity analysis shows that no impairment charges would result from these scenarios.

15.	Intangible assets

	Market and customer related £m	Content, software and other £m	Total acquired intangible assets £m	Internally developed intangible assets £m	Total £m
Cost
At January 1, 2012	2,802	3,263	6,065	1,422	7,487
Acquisitions	201	27	228	1	229
Additions	—	—	—	261	261
Disposals/reclassified as held for sale	(56)	(97)	(153)	(114)	(267)
Exchange translation differences	(131)	(103)	(234)	(53)	(287)

At January 1, 2013	2,816	3,090	5,906	1,517	7,423
Acquisitions	49	84	133	—	133
Additions	—	—	—	251	251
Disposals/reclassified as held for sale	(55)	(216)	(271)	(27)	(298)
Exchange translation differences	(65)	(16)	(81)	(24)	(105)

At January 1, 2014	2,745	2,942	5,687	1,717	7,404
Acquisitions	69	117	186	1	187
Additions	—	—	—	207	207
Disposals/reclassified as held for sale	—	(62)	(62)	(73)	(135)
Exchange translation differences	151	44	195	32	227

At December 31, 2014	2,965	3,041	6,006	1,884	7,890

Accumulated amortisation and impairment
At January 1, 2012	744	2,422	3,166	827	3,993
Charge for the year	173	155	328	151	479
Disposals/reclassified as held for sale	(11)	(89)	(100)	(79)	(179)
Exchange translation differences	(36)	(80)	(116)	(29)	(145)

At January 1, 2013	870	2,408	3,278	870	4,148
Charge for the year	178	139	317	160	477
Disposals	(55)	(216)	(271)	(22)	(293)
Exchange translation differences	(26)	(15)	(41)	(11)	(52)

At January 1, 2014	967	2,316	3,283	997	4,280
Charge for the year	154	128	282	158	440
Disposals	—	(44)	(44)	(64)	(108)
Exchange translation differences	58	43	101	13	114

At December 31, 2014	1,179	2,443	3,622	1,104	4,726

Net book amount
At December 31, 2012	1,946	682	2,628	647	3,275
At December 31, 2013	1,778	626	2,404	720	3,124
At December 31, 2014	1,786	598	2,384	780	3,164

15.	Intangible assets – (continued)

Intangible assets acquired as part of business combinations comprise: market related assets (e.g. trademarks, imprints, brands); customer related assets (e.g. subscription bases, customer lists, customer relationships); and content, software and other intangible assets (e.g. editorial content, software and product delivery systems, other publishing rights, exhibition rights and supply contracts). Included in content, software and other acquired intangible assets are assets with a net book value of £265 million (2013: £353 million; 2012: £431 million) that arose on acquisitions completed prior to the adoption of IFRS that have not been allocated to specific categories of intangible assets. Internally developed intangible assets typically comprise software and systems development where an identifiable asset is created that is expected to generate future economic benefits.

Included in market and customer related intangible assets are £369 million (2013: £347 million; 2012: £354 million) of brands and imprints relating to Scientific, Technical & Medical determined to have indefinite lives based on an assessment of their historical longevity and stable market positions. Indefinite lived intangibles are tested for impairment at least annually using the same value in use assumptions as set out in critical judgements and key sources of estimation uncertainty on pages F-14 to F-15.

16.	Investments

	2014 £m	2013 £m	2012 £m
Investments in joint ventures	125	125	100
Available for sale investments	2	2	3
Venture capital investments held for trading	110	90	76

Total	237	217	179

The value of venture capital investments held for trading, determined by reference to quoted market prices, amounted to nil (2013: £12 million; 2012: £27 million). The value of other venture capital investments and available for sale investments has been determined by reference to other observable market inputs. Gains and losses included in the combined income statement are set out in note 9.

An analysis of changes in the carrying value of investments in joint ventures is set out below:

	2014 £m	2013 £m	2012 £m
At January 1	125	100	124
Share of results of joint ventures	36	29	24
Dividends received from joint ventures	(44)	(22)	(20)
Disposals and transfers	(1)	(3)	(33)
Additions	15	21	10
Exchange translation differences	(6)	—	(5)

At December 31	125	125	100

The principal joint ventures at December 31, 2014 are exhibition joint ventures within Exhibitions and Giuffrè and Martindale within Legal.

Summarised aggregate information in respect of joint ventures and the Group’s share is set out below:

	Total joint ventures			The Group’s share
	2014 £m	2013 £m	2012 £m	2014 £m	2013 £m	2012 £m
Revenue	284	225	187	153	110	91
Net profit for the year	69	57	45	36	29	24

Total assets	285	246	227	138	117	104
Total liabilities	(181)	(134)	(126)	(91)	(64)	(59)

Net assets	104	112	101	47	53	45

Goodwill				78	72	55

Total				125	125	100

The Group’s combined other comprehensive income includes nil relating to joint ventures (2013: nil; 2012: nil).

17.	Property, plant and equipment

	2014			2013			2012
	Land and buildings £m	Fixtures and equipment £m	Total £m	Land and buildings £m	Fixtures and equipment £m	Total £m	Land and buildings £m	Fixtures and equipment £m	Total £m
Cost
At January 1	210	558	768	218	537	755	238	582	820
Acquisitions	—	3	3	—	—	—	—	1	1
Capital expenditure	9	61	70	4	66	70	10	70	80
Disposals/reclassified as held for sale	(25)	(40)	(65)	(8)	(34)	(42)	(21)	(97)	(118)
Exchange translation differences	7	18	25	(4)	(11)	(15)	(9)	(19)	(28)

At December 31	201	600	801	210	558	768	218	537	755

Accumulated depreciation
At January 1	117	414	531	116	375	491	118	414	532
Disposals/reclassified as held for sale	(16)	(38)	(54)	(6)	(32)	(38)	(5)	(94)	(99)
Charge for the year	9	70	79	9	80	89	8	68	76
Exchange translation differences	4	14	18	(2)	(9)	(11)	(5)	(13)	(18)

At December 31	114	460	574	117	414	531	116	375	491

Net book amount	87	140	227	93	144	237	102	162	264

No depreciation is provided on freehold land of £14 million (2013: £14 million; 2012: £15 million). The net book amount of property, plant and equipment at December 31, 2014 includes £13 million (2013: £17 million; 2012: £11 million) in respect of assets held under finance leases relating to fixtures and equipment.

18.	Financial instruments

The main financial risks faced by the Group are liquidity risk, market risk — comprising interest rate risk and foreign exchange risk — and credit risk. Financial instruments are used to finance the Group’s businesses and to hedge interest rate and foreign exchange risks. The Group’s businesses do not enter into speculative derivative transactions. Details of financial instruments subject to liquidity, market and credit risks are described below.

Liquidity risk

The Group maintains a range of borrowing facilities and debt programmes to fund its requirements, at short notice and at competitive rates.

The balance of long-term debt, short-term debt and committed bank facilities is managed to provide security of funding, taking into account the cash generation cycle of the business and the uncertain size and timing of acquisition spend. To accommodate the significant free cash flow generated by the Group and to capitalise on an inexpensive source of funding, a meaningful portion of the overall debt portfolio is typically kept short term as long as there exists acceptable liquidity in the commercial paper markets and sufficient capacity under committed credit lines. The treasury policies ensure adequate liquidity by requiring (a) that no more than $1.5 billion of term debt matures in any 12-month period, (b) that the sum of term debt maturing over the ensuing 12 months plus commercial paper is less than the sum of available cash plus committed facilities and (c) minimum levels of borrowing with maturities over three and five years are maintained.

The treasury policies ensure debt efficiency by (a) targeting certain levels of commercial paper across a given year, (b) maintaining a weighted average maturity of the gross debt portfolio of approximately 5 years and (c) minimising surplus cash balances. From time to time, based on cash flow and market conditions, the Group may redeem term debt early or

18.	Financial instruments – (continued)

repurchase outstanding debt in the open market. Debt is issued to meet the funding requirements of various jurisdictions and in the currency that is needed. It is recognised that debt can act as a natural translation hedge of earnings and net assets in currencies other than the reporting currencies. For this reason, a significant proportion of our net debt has historically been denominated in US dollars, reflecting the size and importance of the US businesses.

There were no changes to the Group’s long-term approach to capital and liquidity management during the year.

The remaining contractual maturities for borrowings and derivative financial instruments are shown in the table below. The table shows undiscounted principal and interest cash flows and includes contractual gross cash flows to be exchanged as part of cross currency interest rate swaps and forward foreign exchange contracts where there is a legal right of set-off.

		Contractual cash flow
At December 31, 2014	Carrying amount £m	Within 1 year £m	1-2 Years £m	2-3 Years £m	3-4 Years £m	4-5 Years £m	More than 5 Years £m	Total £m
Borrowings
Fixed rate borrowings	(2,937)	(263)	(536)	(432)	(265)	(632)	(1,631)	(3,759)
Floating rate borrowings	(888)	(551)	(3)	(275)	(65)	—	(2)	(896)
Derivative financial liabilities
Interest rate derivatives	—	—	—	—	—	—	—	—
Cross currency interest rate swaps	(47)	(11)	(10)	(318)	(188)	—	—	(527)
Forward foreign exchange contracts	(47)	(1,288)	(474)	(150)	(58)	—	—	(1,970)
Derivative financial assets
Interest rate derivatives	46	14	13	11	4	4	5	51
Cross currency interest rate swaps	6	3	3	275	181	—	—	462
Forward foreign exchange contracts	57	1,293	475	150	62	—	—	1,980

Total	(3,810)	(803)	(532)	(739)	(329)	(628)	(1,628)	(4,659)

		Contractual cash flow
At December 31, 2013	Carrying amount £m	Within 1 year £m	1-2 Years £m	2-3 Years £m	3-4 Years £m	4-5 Years £m	More than 5 Years £m	Total £m
Borrowings
Fixed rate borrowings	(2,931)	(497)	(243)	(524)	(420)	(264)	(1,909)	(3,857)
Floating rate borrowings	(350)	(288)	(61)	—	(1)	—	(2)	(352)
Derivative financial liabilities
Interest rate derivatives	(4)	—	—	—	(1)	(4)	(7)	(12)
Cross currency interest rate swaps	(6)	(180)	(3)	(5)	(7)	(193)	—	(388)
Forward foreign exchange contracts	(7)	(1,031)	(402)	(222)	—	—	—	(1,655)
Derivative financial assets
Interest rate derivatives	19	13	11	6	1	—	—	31
Cross currency interest rate swaps	70	247	2	2	3	189	—	443
Forward foreign exchange contracts	99	1,082	431	233	—	—	—	1,746

Total	(3,110)	(654)	(265)	(510)	(425)	(272)	(1,918)	(4,044)

18.	Financial instruments – (continued)

		Contractual cash flow
At December 31, 2012	Carrying amount £m	Within 1 year £m	1-2 Years £m	2-3 Years £m	3-4 Years £m	4-5 Years £m	More than 5 Years £m	Total £m
Borrowings
Fixed rate borrowings	(3,695)	(803)	(797)	(251)	(530)	(428)	(1,940)	(4,749)
Floating rate borrowings	(197)	(132)	(1)	(63)	—	(1)	(3)	(200)
Derivative financial liabilities
Interest rate derivatives	(2)	(3)	—	—	—	—	(5)	(8)
Cross currency interest rate swaps	—	(166)	(180)	—	—	—	—	(346)
Forward foreign exchange contracts	(9)	(1,382)	(442)	(194)	—	—	—	(2,018)
Derivative financial assets
Interest rate derivatives	47	35	13	12	9	6	—	75
Cross currency interest rate swaps	93	202	243	—	—	—	—	445
Forward foreign exchange contracts	55	1,400	460	202	—	—	—	2,062

Total	(3,708)	(849)	(704)	(294)	(521)	(423)	(1,948)	(4,739)

The carrying amount of derivative financial liabilities comprises £3 million (2013: £10 million; 2012: nil) in relation to fair value hedges, £78 million (2013: £7 million; 2012: £7 million) in relation to cash flow hedges and £9 million (2013: nil; 2012: £4 million) not designated as hedging instruments, plus £4 million of cash collateral received from swap counterparties which has been added to the related derivative financial liabilities (2013: £13 million which has been offset against the related derivative financial assets; 2012: nil) (see ‘Credit risk’ below). The carrying amount of derivative financial assets comprises £46 million (2013: £84 million; 2012: £124 million) in relation to fair value hedges, £60 million (2013: £88 million; 2012: £46 million) in relation to cash flow hedges and £3 million (2013: £29 million; 2012: £25 million) not designated as hedging instruments. The expected cash flows in respect of the cash collateral have been included in the tables above together with the cash flows for the related cross currency interest rate swaps.

At December 31, 2014, the Group had access to a $2,000 million committed bank facility maturing in July 2019, which was undrawn. This facility backs up short term borrowings. All borrowings that mature within the next two years can be covered by the facility and by utilising available cash resources.

The committed bank facility, together with certain private placements, are subject to financial covenants typical to the Group’s size and financial strength. The Group had significant headroom within these covenants for the year ended December 31, 2014. There are no financial covenants in any outstanding public bonds.

Market Risk

The Group’s primary market risks are to interest rate fluctuations and exchange rate movements. Derivatives are used to hedge or reduce the risks of interest rate and exchange rate movements and are not entered into unless such risks exist. Derivatives used by the Group for hedging a particular risk are not specialised and are generally available from numerous sources. The impact of market risks on net post employment benefit obligations and taxation is excluded from the following market risk sensitivity analysis.

Interest rate exposure management

The Group’s interest rate exposure management policy aims to reduce the exposure of the combined businesses to changes in interest rates at efficient cost. To achieve this we use fixed rate term debt, interest rate swaps, forward rate agreements and interest rate options. Interest rate derivatives are used only to hedge an underlying risk and no net market positions are held.

At December 31, 2014, 52% of gross borrowings were either fixed rate or had been fixed through the use of interest rate swaps, forward rate agreements and options. A 100 basis point reduction in interest rates would result in an estimated decrease in net finance costs of £16 million (2013: £12 million; 2012: £8 million), based on the composition of financial instruments including cash, cash equivalents, bank loans and commercial paper borrowings at December 31, 2014. A 100 basis point rise in interest rates would result in an estimated increase in net finance costs of £16 million (2013: £12 million; 2012: £8 million).

18.	Financial instruments – (continued)

The impact on net equity of a theoretical change in interest rates as at December 31, 2014 is restricted to the change in carrying value of floating rate to fixed rate interest rate derivatives in a designated cash flow hedge relationship and undesignated interest rate derivatives, of which there were none in the Group as at December 31, 2014. A 100 basis point reduction in interest rates would therefore result in a reduction in net equity of nil (2013: nil; 2012: £1 million) and a 100 basis point increase in interest rates would increase net equity by nil (2013: £1 million; 2012: £2 million). The impact of a change in interest rates on the carrying value of fixed rate borrowings in a designated fair value hedge relationship would be offset by the change in carrying value of the related interest rate derivative. Fixed rate borrowings not in a designated hedging relationship are carried at amortised cost.

Foreign currency exposure management

Translation exposures arise on the earnings and net assets of business operations in countries other than those of each parent company. Some of these exposures are offset by denominating borrowings in US dollars. Currency exposures on transactions denominated in a foreign currency are generally hedged using forward contracts. In addition, recurring transactions and future investment exposures may be hedged, in advance of becoming contractual. The precise policy differs according to the specific circumstances of the individual businesses. Highly predictable future cash flows may be covered for transactions expected to occur during the next 24 months (50 months for the Scientific, Technical & Medical subscription businesses) within limits defined according to the period before the transaction is expected to become contractual. Cover takes the form of foreign exchange forward contracts.

As at December 31, 2014, the amount of outstanding foreign exchange cover against future transactions was £1.4 billion (2013: £1.3 billion; 2012: £1.2 billion).

A theoretical weakening of all currencies by 10% against sterling at December 31, 2014 would decrease the carrying value of net assets, excluding net borrowings, by £524 million (2013: £500 million; 2012: £495 million). This would be offset to a degree by a decrease in net borrowings of £255 million (2013: £246 million; 2012: £286 million). A strengthening of all currencies by 10% against sterling at December 31, 2014 would increase the carrying value of net assets, excluding net borrowings, by £524 million (2013: £500 million; 2012: £495 million) and increase net borrowings by £255 million (2013: £246 million; 2012: £286 million).

A retranslation of the combined businesses’ net profit for the year assuming a 10% weakening of all foreign currencies against sterling but excluding transactional exposures would reduce net profit by £80 million (2013: £92 million; 2012: £80 million). A 10% strengthening of all foreign currencies against sterling on this basis would increase net profit for the year by £80 million (2013: £92 million; 2012: £80 million).

Credit risk

The Group seeks to limit interest rate and foreign exchange risks described above by the use of financial instruments and as a result has a credit risk from the potential non performance by the counterparties to these financial instruments, which are unsecured. The amount of this credit risk is normally restricted to the amounts of any hedge gain and not the principal amount being hedged. The Group also has a credit exposure to counterparties for the full principal amount of cash and cash equivalents. Credit risks are controlled by monitoring the credit quality of these counterparties, principally licensed commercial banks and investment banks with strong long term credit ratings, and the amounts outstanding with each of them.

In certain situations, the Group enters into credit support arrangements with derivative counterparties to mitigate the credit exposures arising from hedge gains on the related financial instruments. Under these arrangements, the Group receives (or pays) cash collateral equal to the mark to market valuation of the related derivative asset (or liability) on monthly settlement dates. At December 31, 2014, £4 million (2013: £13 million; 2012: nil) of cash collateral had been received, and the resulting payable balance was added to the related derivative liabilities of £1 million (2013: £13 million offset against the related derivative assets of £12 million; 2012: nil) in the statement of financial position.

The Group has treasury policies in place which do not allow concentrations of risk with individual counterparties and do not allow significant treasury exposures with counterparties which are rated lower than A-/A3 by Standard & Poor’s, Moody’s and Fitch. At December 31, 2014, cash and cash equivalents totalled £276 million (2013: £132 million; 2012: £641 million), of which 96% (2013: 90%; 2012: 98%) was held with banks rated A-/A3 or better.

The Group also has credit risk with respect to trade receivables due from its customers that include national and state governments, academic institutions and large and small enterprises including law firms, book stores and wholesalers. The

18.	Financial instruments – (continued)

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

Included within trade receivables are the following amounts which are past due but for which no allowance has been made. Past due up to one month £136 million (2013: £156 million; 2012: £148 million); past due two to three months £66 million (2013: £76 million; 2012: £58 million); past due four to six months £30 million (2013: £26 million; 2012: £14 million); and past due greater than six months £7 million (2013: £7 million; 2012: £1 million). Examples of trade receivables which are past due but for which no allowance has been made include those receivables where there is no concern over the creditworthiness of the customer and where the history of dealings with the customer indicate the amount will be settled.

Hedge accounting

The hedging relationships that are designated under IAS39 — Financial Instruments are described below:

Fair value hedges

The Group has entered into interest rate swaps and cross currency interest rate swaps to hedge the exposure to changes in the fair value of fixed rate borrowings due to interest rate and foreign currency movements which could affect the income statement. Interest rate derivatives (including cross currency interest rate swaps) with a principal amount of £908 million were in place at December 31, 2014, swapping fixed rate term debt issues denominated in US dollars (USD), sterling and euros to floating rate USD, sterling and euro debt respectively for the whole or part of their term (2013: £1,104 million swapping fixed rate term debt issues denominated in USD, sterling, euros and Swiss francs (CHF) to floating rate USD, sterling, euro and USD debt respectively for the whole or part of their term; 2012: £1,502 million swapping fixed rate term debt issues denominated in sterling, euros and Swiss francs (CHF) to floating rate sterling, euros and US dollar (USD) debt respectively for the whole of their term).

The gains and losses on the borrowings and related derivatives designated as fair value hedges, which are included in the income statement, for the three years ended December 31, 2014 were as follows:

Gains/(losses) on borrowings and related derivatives

	January 1, 2012 £m	Fair value movement gain/(loss) £m	De-designated £m	Exchange gain/(loss) £m	December 31, 2012 £m
GBP debt	(30)	(6)	—	—	(36)
Related interest rate swaps	30	6	—	—	36

	—	—	—	—	—

EUR debt	(9)	(8)	9	—	(8)
Related interest rate swaps	9	8	(9)	—	8

	—	—	—	—	—

CHF debt	(84)	—	—	4	(80)
Related CHF to USD cross currency interest rate swaps	84	—	—	(4)	80

	—	—	—	—	—

Total relating to GBP, EUR and CHF debt	(123)	(14)	9	4	(124)
Total related interest rate derivatives	123	14	(9)	(4)	124

Net gain	—	—	—	—	—

18.	Financial instruments – (continued)

	January 1, 2013 £m	Fair value movement gain/(loss) £m	Exchange gain/(loss) £m	December 31, 2013 £m
USD debt	—	6	—	6
Related interest rate swap	—	(6)	—	(6)

	—	—	—	—

GBP debt	(36)	17	—	(19)
Related interest rate swaps	36	(17)	—	19

	—	—	—	—

EUR debt	(8)	13	(1)	4
Related interest rate swaps	8	(13)	1	(4)

	—	—	—	—

CHF debt	(80)	14	1	(65)
Related CHF to USD cross currency interest rate swaps	80	(14)	(1)	65

	—	—	—	—

Total USD, GBP, EUR and CHF debt	(124)	50	—	(74)
Total related interest rate derivatives	124	(50)	—	74

Net gain	—	—	—	—

	January 1, 2014 £m	Fair value movement gain/(loss) £m	Exchange gain/(loss) £m	December 31, 2014 £m
USD debt	6	(3)	—	3
Related interest rate swap	(6)	3	—	(3)

	—	—	—	—

GBP debt	(19)	(1)	—	(20)
Related interest rate swaps	19	1	—	20

	—	—	—	—

EUR debt	4	(31)	1	(26)
Related interest rate swaps	(4)	31	(1)	26

	—	—	—	—

CHF debt	(65)	65	—	—
Related CHF to USD cross currency interest rate swaps	65	(65)	—	—

	—	—	—	—

Total USD, GBP, EUR and CHF debt	(74)	30	1	(43)
Total related interest rate derivatives	74	(30)	(1)	43

Net gain	—	—	—	—

All fair value hedges were highly effective throughout the three years ended December 31, 2014.

Gross borrowings as at December 31, 2014 included £29 million (2013: £31 million; 2012: £37 million) in relation to fair value adjustments to borrowings previously designated in a fair value hedge relationship which were de-designated in 2008. The related derivatives were closed out on de-designation with a cash inflow of £62 million. £4 million (2013: £5 million; 2012: £5 million ) of these fair value adjustments were amortised in the year as a reduction to finance costs.

18.	Financial instruments – (continued)

Cash flow hedges

The Group enters into two types of cash flow hedge:

(1)	Debt hedges comprising interest rate derivatives which fix the interest expense on a portion of forecast floating rate debt (including commercial paper, short term bank loans and floating rate term debt), and cross currency interest rate derivatives which hedge the cash flow exposure arising from foreign currency denominated debt.

(2)	Revenue hedges comprising forward foreign exchange contracts which fix the exchange rate on a portion of future foreign currency subscription revenues forecast by the Scientific, Technical & Medical businesses for up to 50 months.

Movements in the hedge reserve in 2014, 2013 and 2012, including gains and losses on cash flow hedging instruments, were as follows:

	Debt hedges £m	Revenue hedges £m	Total hedge reserve pre-tax £m
Hedge reserve at January 1, 2012: losses deferred	(17)	(46)	(63)
(Losses)/gains arising in 2012	(2)	72	70
Amounts recognised in income statement	16	10	26
Exchange translation differences	1	1	2

Hedge reserve at January 1, 2013: (losses)/gains deferred	(2)	37	35
Gains arising in 2013	1	64	65
Amounts recognised in income statement	3	(6)	(3)
Exchange translation differences	—	(1)	(1)

Hedge reserve at January 1, 2014: gains deferred	2	94	96
Losses arising in 2014	(52)	(29)	(81)
Amounts recognised in income statement	56	(37)	19
Exchange translation differences	—	1	1

Hedge reserve at December 31, 2014: gains deferred	6	29	35

All cash flow hedges were highly effective throughout the three years ended December 31, 2014.

A tax charge of £10 million (2013: £23 million; 2012: £9 million) in respect of the above gains and losses at December 31, 2014 was also deferred in the hedge reserve.

Of the amounts recognised in the income statement in the year, gains of £37 million (2013: £6 million gain; 2012: £10 million loss) were recognised in revenue, and losses of £56 million (2013: £3 million; 2012: £16 million) were recognised in finance costs. A tax charge of £9 million (2013: £1 million charge; 2012: £5 million credit) was recognised in relation to these items.

18.	Financial instruments – (continued)

The deferred gains and losses on cash flow hedges at December 31, 2014 are currently expected to be recognised in the income statement in future years as follows:

	Debt hedges £m	Revenue hedges £m	Total hedge reserve pre-tax £m
2015	(1)	24	23
2016	—	6	6
2017	2	(2)	—
2018	5	1	6
2019	—	—	—

Gains deferred in hedge reserve at end of year	6	29	35

The cash flows for these hedges are expected to occur in line with the recognition of the gain and losses in the income statement, other than in respect of certain forward foreign exchange hedges on subscriptions, where cash flows may occur in advance of the subscription year.

19.	Deferred tax

	2014 £m	2013 £m	2012 £m
Deferred tax assets	464	442	79
Deferred tax liabilities	(1,056)	(1,076)	(919)

Total	(592)	(634)	(840)

Movements in deferred tax liabilities and assets (before taking into consideration the offsetting of balances within the same jurisdiction) are summarised as follows:

	Deferred tax liabilities			Deferred tax assets
	Excess of tax allowances over amortisation £m	Acquired intangible assets £m	Other temporary differences £m	Excess of amortisation over tax allowances £m	Tax losses carried forward £m	Pensions liabilities £m	Other temporary differences £m	Total £m
Deferred tax (liability)/asset at January 1, 2012	(231)	(900)	(105)	16	48	86	62	(1,024)
(Charge)/credit to profit	(5)	85	(9)	(3)	(19)	(32)	23	40
(Charge)/credit to equity/other comprehensive income	—	—	(3)	—	—	102	(6)	93
Acquisitions	1	(10)	—	(3)	(2)	—	(2)	(16)
Disposals/reclassified as held for sale	2	18	7	—	(1)	—	(1)	25
Exchange translation differences	10	35	2	(1)	(3)	(3)	2	42

Deferred tax (liability)/asset at January 1, 2013	(223)	(772)	(108)	9	23	153	78	(840)
(Charge)/credit to profit	(138)	98	(106)	346	(8)	(26)	105	271
(Charge)/credit to equity/other comprehensive income	—	—	(6)	—	—	(24)	12	(18)
Acquisitions	—	(39)	—	—	—	—	—	(39)
Disposals/reclassified as held for sale	(3)	(18)	(9)	—	—	—	—	(30)
Exchange translation differences	13	13	4	(6)	(1)	1	(2)	22

Deferred tax (liability)/asset at January 1, 2014	(351)	(718)	(225)	349	14	104	193	(634)
Credit/(charge) to profit	11	71	(18)	(4)	5	(6)	29	88
(Charge)/credit to equity/other comprehensive income	—	—	(8)	—	—	63	15	70
Acquisitions	—	(53)	—	—	17	—	—	(36)
Disposals/reclassified as held for sale	—	—	—	—	—	—	—	—
Exchange translation differences	(21)	(34)	10	(22)	—	—	(13)	(80)

Deferred tax (liability)/asset at December 31, 2014	(361)	(734)	(241)	323	36	161	224	(592)

19.	Deferred tax – (continued)

Other deferred tax liabilities includes temporary differences in respect of plant, property and equipment, capitalised development spend and financial instruments. Other deferred tax assets includes temporary differences in respect of share based remuneration, provisions and financial instruments.

Deferred tax assets in respect of tax losses and other deductible temporary differences have only been recognised to the extent that it is more likely than not that sufficient taxable profits will be available to allow the asset to be recovered. Accordingly, no deferred tax asset has been recognised in respect of unused trading losses of approximately £80 million (2013: £84 million; 2012: £129 million) carried forward at year end. The deferred tax asset not recognised in respect of these losses is approximately £19 million (2013: £20 million; 2012: £34 million). Of the unrecognised losses, £49 million (2013: £56 million; 2012: £47 million) will expire if not utilised within 10 years, and £31 million (2013: £28 million; 2012: £82 million) will expire after more than 10 years.

Deferred tax assets of approximately £13 million (2013: £14 million; 2012: £9 million) have not been recognised in respect of tax losses and other temporary differences carried forward of £65 million (2013: £69 million; 2012: £41 million) which can only be used to offset future capital gains.

20.	Inventories and pre-publication costs

	2014 £m	2013 £m	2012 £m
Raw materials	2	3	3
Pre-publication costs	92	90	101
Finished goods	48	49	55

Total	142	142	159

21.	Trade and other receivables

	2014 £m	2013 £m	2012 £m
Trade receivables	1,361	1,299	1,256
Allowance for doubtful debts	(50)	(57)	(51)

	1,311	1,242	1,205
Prepayments and accrued income	176	174	175

Total	1,487	1,416	1,380

Trade receivables are predominantly non-interest bearing and their carrying amounts approximate to their fair value.

Trade receivables are stated net of allowances for bad and doubtful debts. The movements in the provision during the year were as follows:

	2014 £m	2013 £m	2012 £m
At January 1	57	51	63
Charge for the year	8	17	13
Trade receivables written off	(14)	(11)	(18)
Disposals	—	—	(6)
Exchange translation differences	(1)	—	(1)

At December 31	50	57	51

22.	Assets and liabilities held for sale

The major classes of assets and liabilities of operations classified as held for sale are as follows:

	2014 £m	2013 £m	2012 £m
Goodwill	—	16	134
Intangible assets	—	—	84
Property, plant and equipment	—	—	3
Deferred tax assets	—	—	4
Inventories	—	—	1
Trade and other receivables	—	5	71

Total assets held for sale	—	21	297

Trade and other payables	2	3	69
Deferred tax liabilities	—	—	27

Total liabilities associated with assets held for sale	2	3	96

23.	Trade and other payables

	2014 £m	2013 £m	2012 £m
Payables	333	330	303
Accruals	462	443	420
Social security and other taxes	88	88	85
Other payables	300	331	342
Deferred income	1,453	1,403	1,394

Total	2,636	2,595	2,544

Trade and other payables are predominately non-interest bearing and their carrying amounts approximate to their fair value.

24.	Borrowings

	2014			2013			2012
	Falling due within 1 year £m	Falling due in more than 1 year £m	Total £m	Falling due within 1 year £m	Falling due in more than 1 year £m	Total £m	Falling due within 1 year £m	Falling due in more than 1 year £m	Total £m
Financial liabilities measured at amortised cost:
Short term bank loans, overdrafts and commercial paper	548	—	548	287	—	287	131	—	131
Term debt	—	1,823	1,823	—	1,223	1,223	—	1,526	1,526
Finance leases	7	5	12	9	8	17	7	9	16
Term debt in fair value hedging relationships	—	951	951	240	938	1,178	102	1,036	1,138
Term debt previously in fair value hedging relationships	121	370	491	112	464	576	490	591	1,081

Total	676	3,149	3,825	648	2,633	3,281	730	3,162	3,892

The total fair value of financial liabilities measured at amortised cost is £2,597 million (2013: £1,709 million; 2012: £1,996 million). The total fair value of term debt in fair value hedging relationships is £1,045 million (2013: £1,288 million; 2012: £1,177 million). The total fair value of term debt previously in fair value hedging relationships is £588 million (2013: £650 million; 2012: £1,189 million).

24.	Borrowings – (continued)

In 2013, £186 million principal amount of term debt maturing in 2019 was exchanged for £235 million principal amount of term debt maturing in 2022 and cash. The exchange is treated as a debt modification for accounting purposes. The premium arising is offset against the carrying amount of the newly issued term debt maturing in 2022 and will be amortised over its life.

Term debt includes term debt issued by Reed Elsevier Capital Inc., a 100% owned finance subsidiary of RELX Group plc. The parent companies have fully and unconditionally guaranteed these securities. No other subsidiary of the parent companies or RELX Group plc guarantees the securities.

Analysis by year of repayment

	2014				2013				2012
	Short term bank loans, overdrafts and commercial paper £m	Term debt £m	Finance leases £m	Total £m	Short term bank loans, overdrafts and commercial paper £m	Term debt £m	Finance leases £m	Total £m	Short term bank loans, overdrafts and commercial paper £m	Term debt £m	Finance leases £m	Total £m
Within 1 year	548	121	7	676	287	352	9	648	131	592	7	730

Within 1 to 2 years	—	400	4	404	—	174	5	179	—	644	6	650
Within 2 to 3 years	—	615	1	616	—	400	3	403	—	178	3	181
Within 3 to 4 years	—	242	—	242	—	341	—	341	—	400	—	400
Within 4 to 5 years	—	553	—	553	—	181	—	181	—	359	—	359
After 5 years	—	1,334	—	1,334	—	1,529	—	1,529	—	1,572	—	1,572

After 1 year	—	3,144	5	3,149	—	2,625	8	2,633	—	3,153	9	3,162

Total	548	3,265	12	3,825	287	2,977	17	3,281	131	3,745	16	3,892

Short term bank loans, overdrafts and commercial paper were backed up at December 31, 2014 by a $2,000 million (£1,284 million) committed bank facility maturing in July 2019, which was undrawn.

Analysis by currency

	2014				2013				2012
	Short term bank loans, overdrafts and commercial paper £m	Term debt £m	Finance leases £m	Total £m	Short term bank loans, overdrafts and commercial paper £m	Term debt £m	Finance leases £m	Total £m	Short term bank loans, overdrafts and commercial paper £m	Term debt £m	Finance leases £m	Total £m
US dollars	254	1,788	12	2,054	87	1,800	17	1,904	25	2,059	16	2,100
£ sterling	69	1,020	—	1,089	27	719	—	746	—	736	—	736
Euro	224	457	—	681	167	458	—	625	103	950	—	1,053
Other currencies	1	—	—	1	6	—	—	6	3	—	—	3

Total	548	3,265	12	3,825	287	2,977	17	3,281	131	3,745	16	3,892

Included in the US dollar amounts for term debt above is £449 million (2013: £427 million; 2012: £347 million) of debt denominated in euros (€350 million; 2013: nil; 2012: nil) and Swiss francs (CHF 275 million; 2013: CHF 625 million; 2012: CHF 500 million) that was swapped into US dollars on issuance and against which there are related derivative financial instruments, which, as at December 31, 2014, had a fair value of £40 million (2013: £81 million; 2012: £80 million).

25.	Lease arrangements

Finance leases

At December 31, 2014 future finance lease obligations fall due as follows:

	2014 £m	2013 £m	2012 £m
Within one year	7	9	7
In the second to fifth years inclusive	5	8	9

	12	17	16
Less future finance charges	—	—	—

Total	12	17	16

Present value of future finance lease obligations payable:
Within one year	7	9	7
In the second to fifth years inclusive	5	8	9

Total	12	17	16

The fair value of the lease obligations approximates to their carrying amount.

Operating leases

The Group leases various properties, principally offices and warehouses, which have varying terms and renewal rights that are typical to the territory in which they are located.

At December 31, 2014 outstanding commitments under non-cancellable operating leases fall due as follows:

	2014 £m	2013 £m	2012 £m
Within one year	96	103	117
In the second to fifth years inclusive	279	275	309
After five years	148	169	184

Total	523	547	610

Of the above outstanding commitments, £509 million (2013: £528 million; 2012: £577 million) relate to land and buildings.

The Group has a number of properties that are sub-leased. The future lease receivables contracted with sub-tenants fall due as follows:

	2014 £m	2013 £m	2012 £m
Within one year	15	16	16
In the second to fifth years inclusive	46	43	33
After five years	21	25	17

Total	82	84	66

26.	Provisions

	2014	2013	2012
	£m	£m	£m
At January 1	133	169	126
Transfer	—	—	22
Charged	—	—	62
Utilised	(16)	(35)	(36)
Exchange translation differences	6	(1)	(5)

At December 31	123	133	169

Provisions principally relate to leasehold properties, including sub-lease shortfalls and guarantees given in respect of certain property leases for various periods up to 2024.

At December 31, 2014, provisions are included within current and non-current liabilities as follows:

	2014 £m	2013 £m	2012 £m
Current liabilities	19	17	30
Non-current liabilities	104	116	139

Total	123	133	169

27.	Combined share capitals, share premiums and shares held in treasury

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

During the year, Reed Elsevier PLC repurchased 35.2 million Reed Elsevier PLC ordinary shares and Reed Elsevier NV repurchased 20.4 million Reed Elsevier NV ordinary shares for consideration of £600 million. These shares are held in treasury. In addition, Reed Elsevier NV repurchased 107,901 R shares. During the year 65 million Reed Elsevier PLC and 40 million Reed Elsevier NV shares held in treasury were cancelled.

The Employee Benefit Trust (EBT) purchases Reed Elsevier PLC and Reed Elsevier NV shares which, at the trustees’ discretion, can be used in respect of the exercise of share options and to meet commitments under conditional share awards. During the year the EBT purchased 0.8 million Reed Elsevier PLC shares and 2.0 million Reed Elsevier NV shares for a total cost of £39 million (2013: nil; 2012: nil). At 31 December 2014, shares held by the EBT were £117 million (2013: £112 million; 2012: £152 million) at cost.

Details of the shares held in treasury are provided in note 12 of the Reed Elsevier PLC consolidated financial statements and note 13 of the Reed Elsevier NV consolidated financial statements.

28.	Other combined reserves

	2014			2013	2012
	Hedge reserve £m	Other reserves £m	Total £m	Total £m	Total £m
At January 1	73	807	880	252	(199)
Profit attributable to parent companies’ shareholders	—	955	955	1,110	1,044
Dividends paid	—	(565)	(565)	(549)	(521)
Actuarial (losses)/gains on defined benefit pension schemes	—	(266)	(266)	40	(293)
Transfer to net profit on disposal of available for sale investments	—	—	—	—	11
Fair value movements on cash flow hedges	(81)	—	(81)	65	70
Transfer to net profit from cash flow hedge reserve	19	—	19	(3)	26
Tax recognised in other comprehensive income	13	63	76	(38)	72
Increase in share based remuneration reserve (net of tax)	—	48	48	48	31
Cancellation of shares	—	(919)	(919)	—	—
Settlement of share awards	—	(27)	(27)	(40)	(7)
Acquisition of non-controlling interests	—	(13)	(13)	—	6
Exchange translation differences	1	(1)	—	(5)	12

At December 31	25	82	107	880	252

Other reserves principally comprise retained earnings and the share based remuneration reserve.

29.	Related party transactions

Transactions between the combined businesses have been eliminated within the combined financial statements. Transactions with joint ventures were made on normal market terms of trading and comprise sales of goods and services of nil (2013: £1 million; 2012: £1 million). As at December 31, 2014 amounts owed by joint ventures were £1 million (2013: £7 million; 2012: £1 million) and amounts due to joint ventures were £6 million (2013: £6 million; 2012: £1 million).

Key management personnel remuneration is set out below. Key Management personnel are also related parties as defined by IAS 24 — Related Party Disclosures and comprise the Executive and Non-Executive Directors of Reed Elsevier PLC and Reed Elsevier NV. For reporting purposes, salary, benefits and annual incentive payments are considered short term employee benefits.

Key Management personnel remuneration

	2014 £m	2013 £m	2012 £m
Salaries and other short term employee benefits and Non-Executive fees	5	4	5
Post employment benefits*	1	1	1
Share based remuneration**	5	4	5

Total	11	9	11

*	Post employment benefits comprises the transfer value of the increase in accrued pension during the year (net of inflation, Directors’ contributions and participation fee) for defined benefit schemes and payments made to defined contribution schemes or in lieu of pension.

**	The share based remuneration charge comprises the multi-year incentive scheme charges in accordance with IFRS2 — Share Based Payment. These IFRS 2 charges do not reflect the actual value received on vesting.

Termination benefits of £238,023 were paid to directors during 2014 (2013: nil; 2012: nil) further details are shown on page 46. No loans, advances or guarantees have been provided on behalf of any Director. The aggregate gain made by Executive Directors on the exercise of options during 2014 were £1,101,114 (2013: £2,526,305). The current Executive Directors did not exercise any options during 2012.

30.	Approval of financial statements

The combined financial statements were approved by the Boards of directors of Reed Elsevier PLC and Reed Elsevier NV on February 25, 2015.

THIS PAGE INTENTIONALLY BLANK

REED ELSEVIER PLC

CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and members of Reed Elsevier PLC:

We have audited the accompanying consolidated statements of financial position of Reed Elsevier PLC and its subsidiaries (the “Company”) as at December 31, 2014, 2013 and 2012, and the related consolidated income statements, and consolidated statements of comprehensive income, cash flows and changes in equity for each of the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Reed Elsevier PLC and its subsidiaries as at December 31, 2014, 2013 and 2012, and the results of their operations and their cash flows for each of the years then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as at December 31, 2014, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 25, 2015 expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/ DELOITTE LLP

London, United Kingdom

February 25, 2015

REED ELSEVIER PLC

CONSOLIDATED INCOME STATEMENT

FOR THE YEAR ENDED DECEMBER 31, 2014

	Note	2014 £m	2013 £m	2012 £m
Administrative expenses	3	(2)	(2)	(2)
Effect of tax credit equalisation on distributed earnings	4	(15)	(15)	(14)
Share of results of joint ventures	11	495	583	547

Operating profit		478	566	531
Finance income	6	15	10	1

Profit before tax		493	576	532
Tax (expense)/credit	7	(3)	(4)	6

Profit attributable to ordinary shareholders		490	572	538

REED ELSEVIER PLC

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

FOR THE YEAR ENDED DECEMBER 31, 2014

	2014 £m	2013 £m	2012 £m
Profit attributable to ordinary shareholders	490	572	538
Share of joint ventures’ other comprehensive loss for the year	(61)	(13)	(132)

Total comprehensive income for the year	429	559	406

	Note	2014 pence	2013 pence	2012 pence
Earnings per ordinary share (“EPS”)
Basic earnings per share	9	43.0p	48.8 p	44.8 p
Diluted earnings per share	9	42.5p	48.2 p	44.3 p

REED ELSEVIER PLC

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2014

	Note	2014 £m	2013 £m	2012 £m
Cash flows from operating activities
Cash used by operations	10	(2)	(2)	(2)
Interest received		15	10	1
Tax paid		(4)	(3)	(2)

Net cash from/(used in) operating activities		9	5	(3)

Cash flows from investing activities
Dividends received from joint ventures	11	618	102	694

Net cash received from investing activities		618	102	694

Cash flows from financing activities
Equity dividends paid	8	(285)	(278)	(264)
Repurchase of ordinary shares		(333)	(326)	(143)
Proceeds on issue of ordinary shares		18	50	33
(Increase)/decrease in net funding balances due from joint ventures	10	(27)	447	(317)

Net cash used in financing activities		(627)	(107)	(691)

Movement in cash and cash equivalents		—	—	—

REED ELSEVIER PLC

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

AS AT DECEMBER 31, 2014

	Note	2014 £m	2013 £m	2012 £m
Non-current assets
Investments in joint ventures	11	1,117	1,266	1,207

Total assets		1,117	1,266	1,207

Current liabilities
Taxation		1	2	1

Total liabilities		1	2	1

Net assets		1,116	1,264	1,206

Capital and reserves
Called up share capital	12	174	182	181
Share premium account		1,274	1,257	1,208
Shares held in treasury (including in joint ventures)		(593)	(752)	(447)
Capital redemption reserve		13	4	4
Translation reserve		112	40	87
Other reserves	13	136	533	173

Total equity		1,116	1,264	1,206

REED ELSEVIER PLC

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2014

	Note	Share capital £m	Share premium £m	Shares held in treasury £m	Capital redemption reserve £m	Translation reserve £m	Other reserves £m	Total equity £m
Balance 2014
Balance at January 1, 2014		182	1,257	(752)	4	40	533	1,264
Total comprehensive income for the year		—	—	—	—	72	357	429
Equity dividends paid	8	—	—	—	—	—	(285)	(285)
Issue of ordinary shares, net of expenses		1	17	—	—	—	—	18
Repurchase of ordinary shares		—	—	(350)	—	—	—	(350)
Cancellation of shares		(9)	—	495	9	—	(495)	—
Share of joint ventures’ increase in share based remuneration reserve (net of tax)		—	—	—	—	—	25	25
Share of joint ventures’ settlement of share awards by the employee benefit trust		—	—	14	—	—	(14)	—
Share of joint ventures’ acquisition of non controlling interest		—	—	—	—	—	(7)	(7)
Equalisation adjustments		—	—	—	—	—	22	22

Balance at December 31, 2014		174	1,274	(593)	13	112	136	1,116

Balance at January 1, 2013		181	1,208	(447)	4	87	173	1,206
Total comprehensive income for the year		—	—	—	—	(47)	606	559
Equity dividends paid	8	—	—	—	—	—	(278)	(278)
Issue of ordinary shares, net of expenses		1	49	—	—	—	—	50
Repurchase of ordinary shares		—	—	(326)	—	—	—	(326)
Share of joint ventures’ increase in share based remuneration reserve (net of tax)		—	—	—	—	—	25	25
Share of joint ventures’ settlement of share awards by the employee benefit trust		—	—	21	—	—	(21)	—
Equalisation adjustments		—	—	—	—	—	28	28

Balance at December 31, 2013		182	1,257	(752)	4	40	533	1,264

Balance at January 1, 2012		180	1,176	(308)	4	159	(62)	1,149
Total comprehensive income for the year		—	—	—	—	(72)	478	406
Equity dividends paid	8	—	—	—	—	—	(264)	(264)
Issue of ordinary shares, net of expenses		1	32	—	—	—	—	33
Repurchase of ordinary shares		—	—	(143)	—	—	—	(143)
Share of joint ventures’ increase in share based remuneration reserve		—	—	—	—	—	16	16
Share of joint ventures’ settlement of share awards by the employee benefit trust		—	—	4	—	—	(4)	—
Share of joint venture’s disposal of non-controlling interests		—	—	—	—	—	3	3
Equalisation adjustments		—	—	—	—	—	6	6

Balance at December 31, 2012		181	1,208	(447)	4	87	173	1,206

REED ELSEVIER PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	Basis of financial statements

As a consequence of the merger of their respective businesses, Reed Elsevier PLC and Reed Elsevier NV contributed their businesses to two jointly owned companies, Reed Elsevier Group plc and Elsevier Reed Finance BV. During 2014, Reed Elsevier Group plc, a company incorporated in England, owned the publishing and information businesses, and Elsevier Reed Finance BV, a company incorporated in the Netherlands, owned the financing and treasury companies. Reed Elsevier PLC and Reed Elsevier NV each held a 50% interest in Reed Elsevier Group plc. Until the end of 2014, Reed Elsevier PLC held a 39% interest in Elsevier Reed Finance BV and Reed Elsevier NV held a 61% interest. Reed Elsevier PLC additionally holds an indirect equity interest in Reed Elsevier NV, reflecting the arrangements entered into between Reed Elsevier PLC and Reed Elsevier NV at the time of the merger, which determined the equalisation ratio whereby one Reed Elsevier NV ordinary share is, in broad terms, intended to confer equivalent economic interests to 1.538 Reed Elsevier PLC ordinary shares.

The equalisation agreement between Reed Elsevier PLC and Reed Elsevier NV has the effect that their shareholders can be regarded as having the interests of a single economic group. For 2014 the Group combined financial statements (“the combined financial Statements”) represent the combined interests of both sets of shareholders and encompass the businesses of Reed Elsevier Group plc and Elsevier Reed Finance BV and their subsidiaries, associates and joint ventures, together with the two parent companies, Reed Elsevier PLC and Reed Elsevier NV (“the combined businesses”).

The combined financial statements on pages F-3 to F-51 form an integral part of the notes to Reed Elsevier PLC’s consolidated financial statements. The combined financial statements (“the combined financial statements”) represent the combined interests of both sets of shareholders and encompass the businesses of Reed Elsevier Group plc and Elsevier Reed Finance BV and their subsidiaries, associates and joint ventures, together with the two parent companies, Reed Elsevier PLC and Reed Elsevier NV (“the combined businesses”).

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

The combined financial statements presented in pounds sterling on pages F-3 to F-51 form an integral part of the notes to Reed Elsevier PLC’s statutory financial statements. The accounting policies adopted in the preparation of the combined financial statements are set out on pages F-53 to F-65.

Determination of profit

The Reed Elsevier PLC share of the combined results has been calculated on the basis of the 52.9% economic interest of the Reed Elsevier PLC shareholders in the combined businesses, after taking account of results arising in Reed Elsevier PLC and its subsidiaries. Dividends paid to Reed Elsevier PLC and Reed Elsevier NV shareholders are, other than in special circumstances, equalised at the gross level inclusive of the UK tax credit available to certain Reed Elsevier PLC shareholders. In Reed Elsevier PLC’s consolidated financial statements, an adjustment is required to equalise the benefit of the tax credit between the two sets of shareholders in accordance with the equalisation agreement. This equalisation adjustment arises on dividends paid by Reed Elsevier PLC to its shareholders and reduces the consolidated attributable earnings by 47.1% of the total amount of the tax credit.

Investments

Reed Elsevier PLC’s economic interest in the net assets of the combined businesses has been shown on the statement of financial position as investments in joint ventures, net of the assets and liabilities reported as part of Reed Elsevier PLC and its subsidiaries. Investments in joint ventures are accounted for using the equity method.

2.	Accounting policies – (continued)

Foreign exchange translation

Transactions in foreign currencies are recorded at the rate of exchange prevailing on the date of the transaction. At each statement of financial position date, monetary assets and liabilities that are denominated in foreign currencies are retranslated at the rate prevailing on the statement of financial position date. Exchange differences arising are recorded in the income statement. The exchange gains or losses relating to the retranslation of Reed Elsevier PLC’s economic interest in the net assets of the combined businesses are classified as equity and transferred to the translation reserve.

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

Standards and amendments effective for the year

The interpretations and amendments to IFRS effective for 2014 have not had a significant impact on Reed Elsevier PLC’s policies or reporting.

Standards, amendments and interpretations not yet effective

Recently issued standards, amendments and interpretations and their impact on future accounting policies and reporting have been considered on page F-16 of the combined financial statements.

3.	Administrative expenses

Administrative expenses include £1,371,000 (2013: £972,000; 2012: £877,000) paid in the year to Reed Elsevier Group plc under a contract for the services of Directors and administrative support. Reed Elsevier PLC has no employees (2013: nil; 2012: nil).

4.	Effect of tax credit equalisation on distributed earnings

The tax credit equalisation adjustment arises on ordinary dividends paid by Reed Elsevier PLC to its shareholders and reduces the consolidated profit attributable to ordinary shareholders by 47.1% of the total amount of the tax credit, as set out in the accounting policies in note 2.

5.	Related party transactions

All transactions with joint ventures, which are related parties of Reed Elsevier PLC, are reflected in these financial statements. Key management personnel are also related parties and comprise the Executive Directors of Reed Elsevier PLC. Transactions with key management personnel are set out in note 3 and in note 29 to the combined financial statements.

6.	Finance income

	2014 £m	2013 £m	2012 £m
Finance income from joint ventures	15	10	1

7.	Taxation

	2014 £m	2013 £m	2012 £m
UK corporation tax (expense)/credit	(3)	(4)	6

A reconciliation of the notional tax charge based on the applicable rate of tax to the actual total tax expense is set out below.
	2014 £m	2013 £m	2012 £m
Profit before tax	493	576	532

Tax at applicable rate 21.5% (2013: 23.25%; 2012: 24.5%)	(106)	(134)	(131)
Tax at applicable rate on share of results of joint ventures	103	136	134
Other	—	(6)	3

Tax (expense)/credit	(3)	(4)	6

8.	Equity dividends

Ordinary dividends declared and paid in the year	2014 pence	2013 pence	2012 pence	2014 £m	2013 £m	2012 £m
Ordinary shares
Final for prior financial year	17.95p	17.00p	15.90p	205	200	191
Interim for financial year	7.00p	6.65p	6.00p	80	78	73

Total	24.95p	23.65p	21.90p	285	278	264

The directors of Reed Elsevier PLC have proposed a final dividend of 19.0p (2013: 17.95p; 2012: 17.0p). The cost of funding the proposed final dividend is expected to be £214 million. No liability has been recognised at the statement of financial position date.

Ordinary dividends paid and proposed relating to the financial year	2014 pence	2013 pence	2012 pence
Ordinary shares
Interim (paid)	7.00p	6.65p	6.00p
Final (proposed)	19.00p	17.95p	17.00p

Total	26.00p	24.60p	23.00p

9.	Earnings per ordinary share (“EPS”)

	2014
	Weighted average number of shares (millions)	Earnings £m	EPS pence
Basic EPS	1,140.2	490	43.0p

Diluted EPS	1,152.7	490	42.5p

	2013
	Weighted average number of shares (millions)	Earnings £m	EPS pence
Basic EPS	1,172.2	572	48.8p

Diluted EPS	1,187.2	572	48.2p

	2012
	Weighted average number of shares (millions)	Earnings £m	EPS pence
Basic EPS	1,200.6	538	44.8p

Diluted EPS	1,215.1	538	44.3p

The diluted EPS figures are calculated after taking account of the effect of potential additional ordinary shares arising from share options and conditional shares.

The weighted average number of shares is after deducting shares held in treasury. Movements in the number of shares in issue net of treasury shares for the year ended December 31, 2014 are shown in note 12.

The weighted average number of shares used in the diluted EPS calculations above is after deducting shares held in treasury and is derived as follows:

	2014 (millions)	2013 (millions)	2012 (millions)
Weighted average number of shares — Basic	1,140.2	1,172.2	1,200.6
Weighted average number of dilutive shares under option	12.5	15.0	14.5

Weighted average number of shares — Diluted	1,152.7	1,187.2	1,215.1

10.	Statement of cash flows

Reconciliation of profit before tax to cash used by operations

	2014 £m	2013 £m	2012 £m
Profit before tax	493	576	532
Effect of tax credit equalisation on distributed earnings	15	15	14
Net finance income	(15)	(10)	(1)
Share of results of joint ventures	(495)	(583)	(547)

Cash used by operations	(2)	(2)	(2)

Reconciliation of net funding balances due from joint ventures

	2014 £m	2013 £m	2012 £m
At January 1	502	949	632
Cash flow	27	(447)	317

At December 31	529	502	949

11.	Investments in joint ventures

	2014 £m	2013 £m	2012 £m
Share of results of joint ventures	495	583	547
Share of joint ventures’:
Other comprehensive loss	(61)	(13)	(132)
(Acquisition)/disposal of non-controlling interests	(7)	—	3
Increase in share based remuneration reserve (net of tax)	25	25	16
Share of joint ventures purchase of treasury shares by employee benefit trust	(17)	—	—
Equalisation adjustments	7	13	(8)
Dividends received from joint ventures	(618)	(102)	(694)
Increase/(decrease) in net funding balances due from joint ventures	27	(447)	317

Net movement in the year	(149)	59	49
At January 1	1,266	1,207	1,158

At December 31	1,117	1,266	1,207

During the year Reed Elsevier PLC received dividends of £118 million (2013: £102 million; 2012: £394 million) from Elsevier Reed Finance BV and £500 million from RELX Group plc (2013: nil; 2012: £300 million).

Summarised information showing total amounts in respect of joint ventures and Reed Elsevier PLC shareholders’ share is set out below.

	Total joint ventures			Reed Elsevier PLC shareholders’ share
	2014 £m	2013 £m	2012 £m	2014 £m	2013 £m	2012 £m
Revenue	5,773	6,035	6,116	3,054	3,193	3,235
Net profit for the year	960	1,115	1,049	495	583	547

Reed Elsevier PLC’s share of joint ventures’ net profit attributable to parent company shareholders for the year excludes the net profit that arose directly in Reed Elsevier PLC of £10 million (2013: £4 million; 2012: £5 million loss).

Reed Elsevier PLC’s other comprehensive income includes a loss of £61 million (2013: £13 million; 2012: £132 million) relating to joint ventures.

	Total joint ventures			Reed Elsevier PLC shareholders’ share
	2014 £m	2013 £m	2012 £m	2014 £m	2013 £m	2012 £m
Total assets	11,087	10,495	11,014	5,876	5,552	5,826
Total liabilities	(8,950)	(8,072)	(8,700)	(5,288)	(4,788)	(5,568)

Net assets	2,137	2,423	2,314	588	764	258

Attributable to:
Joint ventures	2,106	2,390	2,280	588	764	258
Non-controlling interests	31	33	34	—	—	—

	2,137	2,423	2,314	588	764	258

Funding balances due from joint ventures				529	502	949

Total				1,117	1,266	1,207

10.	Statement of cash flows – (continued)

11.	Investments in joint ventures – (continued)

The above amounts for Reed Elsevier PLC’s shareholders’ share of total assets and total liabilities exclude assets and liabilities held directly by Reed Elsevier PLC, but include the counterparty balances of amounts owed to and by other Group businesses. Included within Reed Elsevier PLC’s share of assets and liabilities are cash and cash equivalents of £146 million (2013: £70 million; 2012: £339 million) and borrowings of £2,027 million (2013: £1,736 million; 2012: £2,059 million) respectively.

12.	Share capital

Called up share capital — issued and fully paid

	2014		2013		2012
	No. of shares	£m	No. of shares	£m	No. of shares	£m
At January 1	1,267,036,696	182	1,257,597,977	181	1,250,913,565	180
Issue of ordinary shares	3,360,624	1	9,438,719	1	6,684,412	1
Shares cancelled	(65,000,000)	(9)	—	—	—	—

At December 31	1,205,397,320	174	1,267,036,696	182	1,257,597,977	181

The issue of ordinary shares relates to the exercise of share options. Details of share option and conditional share schemes are set out in note 7 to the combined financial statements.

	Year Ended December 31,
	Shares in issue (millions)	Treasury shares (millions)	2014 Shares in issue net of treasury shares (millions)	2013 Shares in issue net of treasury shares (millions)	2012 Shares in issue net of treasury shares (millions)
Number of ordinary shares
At January 1	1,267.0	(109.6)	1,157.4	1,186.6	1,202.6
Issue of ordinary shares	3.4	—	3.4	9.4	6.7
Repurchase of ordinary shares	—	(35.2)	(35.2)	(41.9)	(23.3)
Net release of shares by the employee benefit trust	—	2.1	2.1	3.3	0.6
Shares cancelled	(65.0)	65.0	—	—	—

At December 31	1,205.4	(77.7)	1,127.7	1,157.4	1,186.6

Weighted average number of equivalent ordinary shares during the year			1,140.2	1,172.2	1,200.6

All of the ordinary shares rank equally with respect to voting rights and rights to receive dividends, except for shares held in treasury by the parent company, which do not attract voting or dividend rights. The Employee Benefit Trust (EBT) has waived the right to receive dividends on Reed Elsevier PLC shares. There are no restrictions on the rights to transfer shares.

At December 31, 2014, shares held in treasury related to 8,032,643 (2013: 10,120,537; 2012: 13,451,468) Reed Elsevier PLC ordinary shares held by the EBT; and 69,698,335 (2013: 99,446,834; 2012: 57,484,914) Reed Elsevier PLC ordinary shares held by the parent company. The EBT purchases Reed Elsevier PLC shares which, at the Trustees’ discretion, can be used in respect of the exercise of share options and to meet commitments under conditional shares awards. At December 31, 2014, Reed Elsevier PLC shares held by the EBT were £54 million (2013: £64 million; 2012: £84 million) at cost. During December 2014, 65,000,000 Reed Elsevier PLC ordinary shares held in treasury were cancelled.

13.	Other reserves

	2014 £m	2013 £m	2012 £m
At January 1	533	173	(62)
Profit attributable to ordinary shareholders	490	572	538
Cancellation of shares	(495)	—	—
Share of joint ventures’:
Actuarial (losses)/gains on defined benefit pension schemes	(140)	21	(155)
Transfer to net profit on disposal of available for sale investments	—	—	6
Fair value movements on cash flow hedges	(43)	34	37
Transfer to net profit from cash flow hedge reserve	10	(2)	14
Tax recognised in other comprehensive income	40	(19)	38
Increase in share based remuneration reserve (net of tax)	25	25	16
Settlement of share awards	(14)	(21)	(4)
(Acquisition)/disposal of non-controlling interest	(7)	—	3
Equalisation adjustments	22	28	6
Equity dividends paid	(285)	(278)	(264)

At December 31	136	533	173

14.	Contingent liabilities

There are contingent liabilities in respect of borrowings of joint ventures guaranteed by Reed Elsevier PLC as follows:

	2014 £m	2013 £m	2012 £m
Guaranteed jointly and severally with Reed Elsevier NV	3,607	3,063	3,595

Financial instruments disclosures in respect of the borrowings covered by the above guarantees are given in note 18 to the combined financial statements.

15.	Events after the balance sheet data

Effective February 25, 2015, Reed Elsevier PLC transferred its direct ownership interest in Elsevier Reed Finance BV to its jointly-owned company Reed Elsevier Group plc, for consideration of 31,613 ordinary voting shares in Reed Elsevier Group plc. Simultaneously, Reed Elsevier NV transferred its direct ownership interest in Elsevier Reed Finance BV to Reed Elsevier Group plc, for consideration of 31,613 ordinary voting shares in Reed Elsevier Group plc. This newly-combined single group entity was named RELX Group plc. The R shares and E shares of RELX Group plc held by Reed Elsevier PLC and Reed Elsevier NV respectively were converted into non-voting shares.

Reed Elsevier PLC has retained its 52.9% economic interest in the combined businesses, and no gain or loss was recorded on the transaction. As Reed Elsevier PLC and Reed Elsevier NV each hold 50% of the voting shares in issue, joint control of RELX Group plc is retained and their respective interests will continue to be accounted for under the equity method, as described in the accounting policies on page F-59.

Subsequently, Reed Elsevier PLC transferred non-interest bearing, payable-on-demand receivables of £475 million to RELX Group plc for consideration of 2 ordinary non-voting R shares. As these R shares do not have voting rights, this transaction did not impact the joint-control of RELX Group plc.

16.	Approval of financial statements

The consolidated financial statements were approved by the Board of directors on February 25, 2015.

THIS PAGE INTENTIONALLY BLANK

REED ELSEVIER NV

CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and shareholders of Reed Elsevier NV:

We have audited the accompanying consolidated statements of financial position of Reed Elsevier NV and its subsidiaries (the “Company”) as at December 31, 2014, 2013 and 2012, and the related consolidated income statements, and consolidated statements of comprehensive income, cash flows and changes in equity for each of the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Reed Elsevier NV and its subsidiaries as at December 31, 2014, 2013 and 2012, and the results of their operations and their cash flows for each of the years then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as at December 31, 2014, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 25, 2015 expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/ DELOITTE LLP

London, United Kingdom

February 25, 2015

REED ELSEVIER NV

CONSOLIDATED INCOME STATEMENT

FOR THE YEAR ENDED DECEMBER 31, 2014

	Note	2014 €m	2013 €m	2012 €m
Administrative expenses	4	(3)	(2)	(2)
Share of results of joint ventures	11	575	642	638

Operating profit		572	640	636
Finance income	6	25	19	8

Profit before tax		597	659	644
Tax expense	7	(5)	(4)	(2)

Profit attributable to shareholders		592	655	642

REED ELSEVIER NV

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

FOR THE YEAR ENDED DECEMBER 31, 2014

	2014 €m	2013 €m	2012 €m
Profit attributable to shareholders	592	655	642
Share of joint ventures’ other comprehensive income/(loss) for the year	29	(48)	(121)

Total comprehensive income for the year	621	607	521

	Note	2014 €m	2013 €m	2012 €m
Earnings per share (“EPS”)
Basic earnings per share	9	€0.85	€0.91	€0.87
Diluted earnings per share	9	€0.84	€0.90	€0.87

REED ELSEVIER NV

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2014

	Note	2014 €m	2013 €m	2012 €m
Cash flows from operating activities
Cash used by operations	10	(3)	(3)	(5)
Interest received		26	19	6
Tax paid		(3)	(1)	(2)

Net cash from/(used in) operating activities		20	15	(1)

Cash flows from investing activities
Dividends received from joint ventures	11	520	186	754

Net cash from investing activities		520	186	754

Cash flows from financing activities
Equity dividends paid	8	(349)	(321)	(319)
Repurchase of shares		(361)	(337)	(141)
Proceeds on issue of ordinary shares		33	88	18
Decrease/(increase) in net funding balances due from joint ventures	10	141	370	(313)

Net cash used in financing activities		(536)	(200)	(755)

Net increase/(decrease) in cash and cash equivalents		4	1	(2)

REED ELSEVIER NV

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

AS AT DECEMBER 31, 2014

	Note	2014 €m	2013 €m	2012 €m
Non-current assets
Investments in joint ventures	11	1,412	1,488	1,455
Current assets
Amounts due from joint ventures		3	4	4
Cash and cash equivalents		6	2	1

		9	6	5

Total assets		1,421	1,494	1,460

Current liabilities
Payables	12	6	6	7
Taxation		56	54	51

Total liabilities		62	60	58

Net assets		1,359	1,434	1,402

Capital and reserves
Share capital issued	13	52	55	54
Paid-in surplus		2,309	2,276	2,189
Shares held in treasury (including in joint ventures)		(711)	(881)	(571)
Translation reserve		60	(131)	(42)
Other reserves	14	(351)	115	(228)

Total equity		1,359	1,434	1,402

REED ELSEVIER NV

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2014

	Note	Share capital €m	Paid-in surplus €m	Shares held in treasury €m	Translation reserve €m	Other reserves €m	Total equity €m
Balance at January 1, 2014		55	2,276	(881)	(131)	115	1,434
Total comprehensive income for the year		—	—	—	185	436	621
Equity dividends paid	8	—	—	—	—	(349)	(349)
Issue of ordinary shares, net of expenses		—	33	—	—	—	33
Repurchase of shares		—	—	(381)	—	—	(381)
Cancellation of shares		(3)	—	540	—	(537)	—
Share of joint ventures’ increase in share based remuneration reserve (net of tax)		—	—	—	—	30	30
Share of joint ventures’ settlement of share awards by the employee benefit trust		—	—	17	—	(17)	—
Share of joint ventures’ acquisition of non-controlling interest		—	—	—	—	(9)	(9)
Equalisation adjustments		—	—	—		(20)	(20)
Exchange translation differences		—	—	(6)	6	—	—

Balance at December 31, 2014		52	2,309	(711)	60	(351)	1,359

Balance at January 1, 2013		54	2,189	(571)	(42)	(228)	1,402
Total comprehensive income for the year		—	—	—	(86)	693	607
Equity dividends paid	8	—	—	—	—	(321)	(321)
Issue of ordinary shares, net of expenses		1	87	—	—	—	88
Repurchase of shares		—	—	(337)	—	—	(337)
Share of joint ventures’ increase in share based remuneration reserve (net of tax)		—	—	—	—	29	29
Share of joint ventures’ settlement of share awards by the employee benefit trust		—	—	24	—	(24)	—
Equalisation adjustments		—	—	—	—	(34)	(34)
Exchange translation differences		—	—	3	(3)	—	—

Balance at December 31, 2013		55	2,276	(881)	(131)	115	1,434

Balance at January 1, 2012		54	2,171	(432)	6	(496)	1,303
Total comprehensive income for the year		—	—	—	(51)	572	521
Equity dividends paid	8	—	—	—	—	(319)	(319)
Issue of ordinary shares, net of expenses		—	18	—	—	—	18
Repurchase of shares		—	—	(141)	—	—	(141)
Share of joint ventures’ increase in share based remuneration reserve		—	—	—	—	19	19
Share of joint ventures’ settlement of share awards by the employee benefit trust		—	—	5	—	(5)	—
Share of joint ventures’ acquisition of non-controlling interest		—	—	—	—	4	4
Equalisation adjustments		—	—	—	—	(3)	(3)
Exchange translation differences		—	—	(3)	3	—	—

Balance at December 31, 2012		54	2,189	(571)	(42)	(228)	1,402

REED ELSEVIER NV

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	Basis of financial statements

As a consequence of the merger of their respective businesses, Reed Elsevier PLC and Reed Elsevier NV contributed their businesses to two jointly owned companies, Reed Elsevier Group plc and Elsevier Reed Finance BV. During 2014, Reed Elsevier Group plc, a company incorporated in England, owned the publishing and information businesses, and Elsevier Reed Finance BV, a company incorporated in the Netherlands, owned the financing and treasury companies. Reed Elsevier PLC and Reed Elsevier NV each held a 50% interest in Reed Elsevier Group plc. Until the end of 2014, Reed Elsevier PLC held a 39% interest in Elsevier Reed Finance BV and Reed Elsevier NV held a 61% interest. Reed Elsevier PLC additionally holds an indirect equity interest in Reed Elsevier NV, reflecting the arrangements entered into between Reed Elsevier PLC and Reed Elsevier NV at the time of the merger, which determined the equalisation ratio whereby one Reed Elsevier NV ordinary share is, in broad terms, intended to confer equivalent economic interests to 1.538 Reed Elsevier PLC ordinary shares.

Unless otherwise indicated, all amounts shown in the consolidated financial statements are stated in euros (“€”). Certain disclosures required to comply with Dutch statutory reporting requirements have been omitted.

The combined financial statements on pages F-3 to F-51 form an integral part of the notes to Reed Elsevier NV’s consolidated financial statements. The combined financial statements (“the combined financial statements”) represent the combined interests of both sets of shareholders and encompass the businesses of Reed Elsevier Group plc and Elsevier Reed Finance BV and their subsidiaries, associates and joint ventures, together with the two parent companies, Reed Elsevier PLC and Reed Elsevier NV (“the combined businesses”).

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

The Reed Elsevier NV consolidated financial statements are presented incorporating Reed Elsevier NV’s investments in the combined businesses accounted for using the equity method, as adjusted for the effects of the equalisation arrangement between Reed Elsevier NV and Reed Elsevier PLC. The arrangement lays down the distribution of dividends and net assets in such a way that Reed Elsevier N.V’s share in the profit and net assets of the combined businesses equals 50%, with all settlements accruing to shareholders from the equalisation arrangements taken directly to reserves.

Because the dividend paid to shareholders by Reed Elsevier NV is, other than in special circumstances, equivalent to the Reed Elsevier PLC dividend plus the UK tax credit available to certain Reed Elsevier PLC shareholders, Reed Elsevier NV normally distributes a higher proportion of the combined profit attributable than Reed Elsevier PLC. Reed Elsevier PLC’s share in this difference in dividend distributions is settled with Reed Elsevier NV and is credited directly to consolidated reserves under equalisation. Reed Elsevier NV can pay a nominal dividend on its R shares held by a subsidiary of Reed Elsevier PLC that is lower than the dividend on the ordinary shares. Equally, Reed Elsevier NV has the possibility to receive dividends directly from Dutch affiliates. During 2014, Reed Elsevier PLC was compensated by direct dividend payments by Reed Elsevier Group plc. The settlements flowing from these arrangements are also taken directly to consolidated reserves under equalisation.

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

Standards and amendments effective for the year

The interpretations and amendments to IFRS effective for 2014 have not had a significant impact on Reed Elsevier NV’s accounting policies or reporting.

2.	Accounting policies – (continued)

Standards, amendments and interpretations not yet effective

Recently issued standards, amendments and interpretations and their impact on future accounting policies and reporting have been considered on page F-16 of the combined financial statements.

3.	Basis of preparation

The consolidated financial statements of Reed Elsevier NV reflect the 50% economic interest that its shareholders have under the equalisation arrangements in the combined businesses, accounted for on an equity basis.

The combined financial statements are presented in pounds sterling, which is the functional currency of the Group. The following analysis presents how the consolidated financial statements of Reed Elsevier NV, presented in euros, are derived from the combined financial statements.

Reed Elsevier NV consolidated profit attributable to shareholders	2014	2013	2012
Combined businesses net profit attributable to parent company shareholders in pounds sterling	£955m	£1,110m	£1,044m
Combined businesses net profit attributable to parent company shareholders translated into euros at year end exchange rates (2014: €1.24 to £1.00; 2013: €1.18 to £1.00; 2012: €1.23 to £1.000)	€1,184m	€1,310m	€1,284m
Reed Elsevier NV’s 50% share of combined net profit attributable to shareholders	€592m	€655m	€642m

Reed Elsevier NV consolidated total equity	2014	2013	2012
Combined shareholders’ equity in pounds sterling	£2,106m	£2,390m	£2,280m
Combined shareholders’ equity in pounds sterling translated into euros at year end exchange rates (2014: €1.29 to £1.00; 2013: €1.20 to £1.00; 2012: €1.23 to £1.00)	€2,717m	€2,868m	€2,804m
Reed Elsevier NV’s 50% share of combined equity	€1,359m	€1,434m	€1,402m

4.	Administrative expenses

Administrative expenses include the remuneration for present and former Executive and Non-Executive Directors of Reed Elsevier NV in respect of services rendered to Reed Elsevier NV and the combined businesses. Fees for Non-Executive Directors of Reed Elsevier NV of €0.3 million (2013: €0.3 million; 2012: €0.3 million) are included in remuneration. Insofar as remuneration during 2014 was related to services rendered to Reed Elsevier Group plc and Elsevier Reed Finance BV group, it was borne by these groups. Reed Elsevier NV has no employees (2013: nil; 2012: nil).

5.	Related party transactions

All transactions with joint ventures, which are related parties of Reed Elsevier NV, are reflected in these financial statements. Key management personnel are also related parties and comprise the Directors of Reed Elsevier NV. Transactions with key management personnel are set out in note 4 and in note 29 to the combined financial statements.

6.	Finance income

	2014 €m	2013 €m	2012 €m
Finance income from joint ventures	25	19	8

7.	Taxation

A reconciliation of the notional tax charge based on the applicable rate of tax to the actual total tax expense is set out below.

	2014 €m	2013 €m	2012 €m
Profit before tax	597	659	644

Tax at applicable rate 25.0% (2013: 25.0%; 2012: 25.0%)	(149)	(165)	(161)
Tax at applicable rate on share of results of joint ventures	144	161	159

Tax expense	(5)	(4)	(2)

8.	Equity dividends

Dividends declared and paid in the year	2014 €	2013 €	2012 €	2014 €m	2013 €m	2012 €m
Ordinary shares
Final for prior financial year	€0.374	€0.337	€0.326	249	230	228
Interim for financial year	€0.151	€0.132	€0.130	100	91	91
R shares	—	—	—	—	—	—

Total	€0.525	€0.469	€0.456	349	321	319

The directors of Reed Elsevier NV have proposed a final dividend of €0.438 (2013: €0.374; 2012: €0.337). The cost of funding the proposed final dividend is expected to be €287 million. No liability has been recognised at the statement of financial position date.

Dividends paid and proposed relating to the financial year	2014 €	2013 €	2012 €
Ordinary shares
Interim (paid)	€0.151	€0.132	€0.130
Final (proposed)	€0.438	€0.374	€0.337
R shares	—	—	—

Total	€0.589	€0.506	€0.467

9.	Earnings per share (“EPS”)

	2014
	Weighted average number of shares (millions)	Earnings €m	EPS €
Basic EPS	700.1	592	€0.85

Diluted EPS	708.3	592	€0.84

	2013
	Weighted average number of shares (millions)	Earnings €m	EPS €
Basic EPS	717.6	655	€0.91

Diluted EPS	726.9	655	€0.90

9.	Earnings per share (“EPS”) – (continued)

	2012
	Weighted average number of shares (millions)	Earnings Restated €m	EPS Restated €
Basic EPS	734.0	642	€0.87

Diluted EPS	742.1	642	€0.87

The diluted EPS figures are calculated after taking account of the effect of potential additional ordinary shares arising from share options and conditional shares.

The weighted average number of shares reflects the equivalent ordinary shares amount taking into account R shares and is after deducting shares held in treasury. Movements in the number of ordinary shares or equivalents for the year ended December 31, 2014 are shown in note 13.

The average number of equivalent ordinary shares takes into account the R shares in Reed Elsevier NV held by a subsidiary of Reed Elsevier PLC, which represents a 5.8% interest in Reed Elsevier NV’s share capital.

The weighted average number of shares used in the calculation of diluted EPS is after deducting shares held in treasury and is derived as follows:

	2014 (millions)	2013 (millions)	2012 (millions)
Weighted average number of shares — Basic	700.1	717.6	734.0
Weighted average number of dilutive shares under options	8.2	9.3	8.1

Weighted average number of shares — Diluted	708.3	726.9	742.1

10.	Statement of cash flows

Reconciliation of profit before tax to cash used by operations

	2014 €m	2013 €m	2012 €m
Profit before tax	597	659	644
Finance income	(25)	(19)	(8)
Share of results of joint ventures	(575)	(642)	(638)
Decrease in payables	—	(1)	(3)

Cash used by operations	(3)	(3)	(5)

Reconciliation of net funding balances due from joint ventures

	2014 €m	2013 €m	2012 €m
At January 1	1,027	1,397	1,084
Cash flow	(141)	(370)	313

At December 31	886	1,027	1,397

11.	Investments in joint ventures

	2014 €m	2013 €m	2012 €m
Share of results of joint ventures	575	642	638
Share of joint ventures’:
Other comprehensive income/(loss)	29	(48)	(121)
(Acquisition)/disposal of non-controlling interests	(9)	—	4
Increase in share based remuneration reserve (net of tax)	30	29	19
Purchase of treasury shares by employee benefit trust	(20)	—	—
Equalisation adjustments	(20)	(34)	(3)
Dividends received from joint ventures	(520)	(186)	(754)
(Decrease)/increase in net funding balances due from joint ventures	(141)	(370)	313

Net movement in the year	(76)	33	96
At January 1	1,488	1,455	1,359

At December 31	1,412	1,488	1,455

During the year Reed Elsevier NV received dividends of €300 million from Reed Elsevier Overseas BV (2013: nil; 2012: nil) and €220 million from Elsevier Reed Finance BV (2013: €186 million; 2012: €394 million) and nil from RELX Group plc (2013: nil; 2012: €300 million).

Summarised information showing total amounts in respect of joint ventures and Reed Elsevier NV shareholders’ 50% share is set out below:

	Total joint ventures			Reed Elsevier NV shareholders’ share
	2014 €m	2013 €m	2012 €m	2014 €m	2013 €m	2012 €m
Revenue	7,159	7,121	7,523	3,580	3,561	3,762
Net profit for the year	1,190	1,316	1,290	575	642	638

Reed Elsevier NV’s share of joint ventures’ net profit attributable to parent company shareholders for the year excludes the net profit that arose directly in Reed Elsevier NV of €17 million (2013: €13 million; 2012: €4 million).

Reed Elsevier NV’s other comprehensive income includes income of €29 million (2013: €48 million loss; 2012: €21 million loss) relating to joint ventures.

	Total joint ventures			Reed Elsevier NV shareholders’ share
	2014 €m	2013 €m	2012 €m	2014 €m	2013 €m	2012 €m
Total assets	14,302	12,594	13,547	7,145	6,295	6,773
Total liabilities	(11,545)	(9,686)	(10,701)	(6,619)	(5,834)	(6,715)

Net assets/(liabilities)	2,757	2,908	2,846	526	461	58

Attributable to:
Joint ventures	2,717	2,868	2,804	526	461	58
Non-controlling interests	40	40	42	—	—	—

	2,757	2,908	2,846	526	461	58

Net funding balances due from joint ventures				886	1,027	1,397

Total				1,412	1,488	1,455

The above amounts for Reed Elsevier NV’s shareholders’ share of total assets and total liabilities exclude assets and liabilities held directly by Reed Elsevier NV, but include the counterparty balances of amounts owed to and by other Group businesses. Included within Reed Elsevier NV’s share of assets and liabilities are cash and cash equivalents of €172 million (2013: €77 million; 2012: €393 million) and borrowings of €2,467 million (2013: €1,963 million; 2012: €2,386 million) respectively.

12.	Payables

Included within payables are employee convertible debenture loans of €4 million (2013: €5 million; 2012: €7 million) with a weighted average interest rate of 1.65% (2013: 1.95%; 2012: 2.56%). Depending on the conversion terms, the surrender of €200 par value debenture loans qualifies for 50 Reed Elsevier NV ordinary shares.

13.	Share capital

Authorised

	No. of shares	€m
Ordinary shares of €0.07 each	1,800,000,000	126
R shares of €0.70 each	26,000,000	18

Total		144

Issued and fully paid

	R shares Number	Ordinary shares Number	R shares €m	Ordinary shares €m	Total €m
At January 1, 2012	4,303,179	724,077,755	3	51	54
Issue of ordinary shares	—	1,906,470	—	—	—

At January 1, 2013	4,303,179	725,984,225	3	51	54
Issue of ordinary shares	—	8,165,731	—	1	1

At January 1, 2014	4,303,179	734,149,956	3	52	55
Issue of ordinary shares	—	3,003,289	—	—	—
Cancellation of shares	—	(40,000,000)	—	(3)	(3)

At December 31, 2014	4,303,179	697,153,245	3	49	52

The issue of shares relates to the exercise of share options. Details of share option and conditional share schemes are set out in note 7 to the combined financial statements.

	Year Ended December 31,
	Ordinary shares in issue (millions)	R share in issue* (millions)	Treasury shares (millions)	2014 Ordinary share equivalents net of treasury shares (millions)	2013 Ordinary share equivalents net of treasury shares (millions)	2012 Ordinary shares equivalents net of treasury shares (millions)
Number of ordinary shares or equivalents
Ordinary shares at January 1	734.1	—	(65.9)	668.2	682.4	692.8
Issue of ordinary shares	3.0	—	—	3.0	8.1	1.9
Repurchase of ordinary shares	—	—	(20.4)	(20.4)	(24.3)	(12.7)
Cancellation of shares	(40.0)	—	40.0	—	—	—
Net (purchase)/release of ordinary shares by the employee benefit trust	—	—	(0.3)	(0.3)	2.0	0.4

Ordinary shares at December 31	697.1	—	(46.6)	650.5	668.2	682.4

R share equivalents at January 1	—	43.0	(1.5)	41.5	42.4	43
Repurchase of R share equivalents	—	—	(l.1)	(1.1)	(0.9)	(0.6)

R share equivalents at December 31	—	43.0	(2.6)	40.4	41.5	42.4

Total ordinary share equivalents at December 31	697.1	43.0	(49.2)	690.9	709.7	724.8

Weighted average number of equivalent ordinary shares during the year				700.1	717.6	734.0

*	Ordinary share equivalents

13.	Share capital – (continued)

At December 31, 2014, 4,038,884 R shares (2013: 4,146,785; 2012: 4,240,838) were held by a subsidiary of Reed Elsevier PLC. The R shares are convertible at the election of the holders into ten ordinary shares each and each R share carries an entitlement to cast ten votes. They have otherwise the same rights as the ordinary shares, except that Reed Elsevier NV may pay a lower dividend on the R shares.

At December 31, 2014 shares held in treasury comprised 41,298,544 ordinary shares and 264,295 R shares (equivalent to 2,642,950 ordinary shares). In addition, 5,337,782 ordinary shares were held by the Employee Benefit Trust. At an extraordinary general meeting of shareholders of Reed Elsevier NV held in October 2014, the shareholders approved the reduction of the capital of the Reed Elsevier NV by the cancellation of up to 40,000,000 of its ordinary shares held in treasury. Following the shareholders’ meeting, the Board filed a declaration for the cancellation of 40,000,000 ordinary shares with the Trade Register at the Chamber of Commerce on October 22, 2014. The 40,000,000 ordinary shares of Reed Elsevier NV were subsequently cancelled with effect from December 24, 2014.

14.	Other reserves

	2014 €m	2013 €m	2012 €m
At January 1	115	(228)	(496)
Profit attributable to shareholders	592	655	642
Cancellation of shares	(537)	—	—
Share of joint ventures’:
Actuarial (losses)/gains on defined benefit pension schemes	(165)	24	(180)
Transfer to net profit on disposal of available for sale investments	—	—	7
Fair value movements on cash flow hedges	(50)	38	43
Transfer to net profit from cash flow hedge reserve	12	(2)	16
Tax recognised in other comprehensive income	47	(22)	44
Increase in share based remuneration reserve (net of tax)	30	29	19
Settlement of share awards	(17)	(24)	(5)
(Acquisition)/disposal of non-controlling interests	(9)	—	4
Equalisation adjustments	(20)	(34)	(3)
Equity dividends paid	(349)	(321)	(319)

At December 31	(351)	115	(228)

15.	Contingent liabilities

There are contingent liabilities in respect of borrowings of joint ventures guaranteed by Reed Elsevier NV as follows:

	2014 €m	2013 €m	2012 €m
Guaranteed jointly and severally with Reed Elsevier PLC	4,653	3,676	4,422

Financial instruments disclosures in respect of the borrowings covered by the above guarantees are given in note 18 to the combined financial statements.

16.	Events after the balance sheet data

Effective February 25, 2015, Reed Elsevier NV transferred interest bearing receivables of €836 million to Elsevier Reed Finance BV for consideration of 1 ordinary voting E share. Subsequently, on February 25, 2015, Reed Elsevier NV transferred its direct ownership interest in Elsevier Reed Finance BV to its jointly-owned company Reed Elsevier Group plc, for consideration of 31,613 ordinary voting shares in Reed Elsevier Group plc. Simultaneously, Reed Elsevier PLC transferred its direct ownership interest in Elsevier Reed Finance BV to Reed Elsevier Group plc, for consideration of 31,613 ordinary voting shares in Reed Elsevier Group plc. This newly-combined single group entity was named RELX Group plc. The R shares and E shares of RELX Group plc held by Reed Elsevier PLC and Reed Elsevier NV respectively were converted into non-voting shares.

Reed Elsevier NV has retained its 50% economic interest in the combined businesses, and no gains or losses were recorded on the transactions. As Reed Elsevier NV and Reed Elsevier PLC each hold 50% of the voting shares in issue, joint control of RELX Group plc is retained and their respective interests will continue to be accounted for under the equity method, as described in the accounting policies on page F-73.

17.	Approval of financial statements

The consolidated financial statements were approved by the Board of directors on February 25, 2015.

GLOSSARY OF TERMS

Terms used in Annual Report on Form 20-F	US equivalent or brief description

Accruals	Accrued expenses

Adjusted cash flow	Cash generated from operations plus dividends from joint ventures less net capital expenditure on property, plant and equipment and internally developed intangible assets, and excluding payments in relation to exceptional restructuring and acquisition related costs

Adjusted operating margin	Adjusted operating profit expressed as a percentage of revenue. This is a key financial measure used by management to evaluate performance and allocate resources

Adjusted operating profit	Operating profit before amortisation of acquired intangible assets, exceptional restructuring and acquisition related costs, the share of profit on disposals in joint ventures, and grossed up to exclude the equity share of taxes in joint ventures. This is a key financial measure used by management to evaluate performance and allocate resources and is presented in accordance with IFRS8-Operating Segments

Allotted	Issued

Associate	An entity in which the Group has a participating interest and, in the opinion of the directors, can exercise significant influence on its management

Bank borrowings	Payable to banks

Called up share capital	Issued share capital

Capital and reserves	Shareholders’ equity

Cash flow conversion	The proportion of adjusted operating profits converted into cash

Combined businesses	Reed Elsevier PLC, Reed Elsevier NV and RELX Group plc and their respective subsidiaries, associates and joint ventures

Current instalments of loans	Long term debt due within one year

Effective tax rate on adjusted operating profit	Tax rate excluding movements on deferred tax balances not expected to crystallise in the near term, more closely aligning with cash taxes payable, and includes the benefit of deductible tax amortisation on acquired goodwill and intangible assets

EPS	Earnings per ordinary share

Finance lease	Capital lease

Free cash flow	Operating cash flow excluding the effects of interest, tax and dividends

Invested capital	Average capital employed in the year expressed at the average exchange rates for the year. Capital employed represents the net assets of the business before borrowings and derivative financial instruments and current and deferred taxes, after adding back the cumulative amortisation and impairment of acquired intangible assets and goodwill and deducting from goodwill the gross up in respect of deferred tax liabilities recognised on acquisition of intangible assets

Investments	Non-current investments

Freehold	Ownership with absolute rights in perpetuity

Interest receivable	Interest income

Interest payable	Interest expense

Net borrowings	Gross borrowings, less related derivative financial instrument assets and cash and cash equivalents

Net cash acquired	Cash less debt acquired with a business

Operating costs	Cost of sales plus selling and distribution costs plus administration and other expenses

Prepayments	Prepaid expenses

Profit	Income

Profit attributable	Net income

Share based remuneration	Stock based compensation

Share premium account	Premiums paid in excess of par value of ordinary shares

Return on invested capital	Post tax adjusted operating profit expressed as a percentage of average capital employed. This is a key financial measure used by management

Revenue	Sales

Underlying growth	Underlying growth rates are calculated at constant currencies, and exclude the results of all acquisitions and disposals made in both the year and prior year and assets held for sale. Underlying revenue growth rates also exclude the effects of exhibition cycling. This is a key financial measure as it provides an assessment of year on year organic growth without distortion for part year contributions and the impact of changes in foreign exchange rates

ITEM 19: EXHIBITS

Exhibits filed as part of this annual report

1.1	Articles of Association of Reed Elsevier PLC (incorporated by reference from Exhibit 4.1 to the Registration Statement on Form S-8 (File No. 333-167058) filed with the SEC on May 25, 2010)
1.2	Articles of Association of Reed Elsevier NV (as amended October 21, 2014)
1.3	Governing Agreement, (as amended on July 17, 2013) between Reed Elsevier PLC and Reed Elsevier NV (incorporated by reference from Exhibit 1.3 to the 2013 Annual Report on Form 20-F filed with the SEC on March 11, 2014)
1.4	RHBV Agreement, dated December 23, 1992 among Elsevier NV and Reed Holding B.V. (incorporated by reference from Exhibit 1.4 to the 2002 Annual Report on Form 20-F filed with the SEC on March 10, 2003)
2.1	Amended and Restated Deposit Agreement, dated as of August 1, 2014, among Reed Elsevier PLC, Citibank, N.A. and the Holders and Beneficial Owners of American Depositary Shares Issued thereunder.
2.2	Amended and Restated Deposit Agreement, dated as of August 1, 2014, among Reed Elsevier NV, Citibank, N.A. and the Holders and Beneficial Owners of American Depositary Shares Issued thereunder.
4.1	RELX Group plc Share Option Scheme (incorporated by reference from Exhibit 4.3 to the 2003 Annual Report on Form 20-F filed with the SEC on March 15, 2004)
4.2	RELX Group plc Long-Term Incentive Share Option Scheme (incorporated by reference from Exhibit 4.3 to the 2003 Annual Report on Form 20-F filed with the SEC on March 15, 2004)
4.3	RELX Group plc Retention Share Plan (as amended on March 13, 2006) (incorporated by reference from exhibit 4.9 on the 2006 Annual Report on Form 20-F filed with the SEC on March 22, 2007)
4.4	RELX Group plc Long-Term Incentive Share Option Scheme (as restated for awards granted on or after April 19, 2006) (incorporated by reference from exhibit 4.11 to the 2006 Annual Report on Form 20-F filed with the SEC on March 22, 2007)
4.5	RELX Group plc Bonus Investment Plan 2010 (incorporated by reference from Exhibit 4.3 to the Registration Statement on Form S-8 (File No. 333-167058) filed with the SEC on May 25, 2010)
4.6	RELX Group plc Growth Plan (incorporated by reference from Exhibit 4.4 to the Registration Statement on Form S-8 (File No. 333-167058) filed with the SEC on May 25, 2010)
4.7	RELX Group plc Long-Term Incentive Plan 2010 (incorporated by reference from Exhibit 4.6 to the Registration Statement on Form S-8 filed (File No. 333-167058) with the SEC on May 25, 2010)
4.8	RELX Group plc Long-Term Incentive Plan 2013 (incorporated by reference from Exhibit 10.2 to the Registration Statement on Form S-8 (File No. 333-191419) filed with the SEC on September 27, 2013)
4.9	RELX Group plc Executive Share Option Scheme 2013 (incorporated by reference from Exhibit 10.1 to the Registration Statement on Form S-8 (File No. 333-191419) filed with the SEC on September 27, 2013)
4.10	RELX Group plc Restricted Share Plan 2014 (incorporate by reference from Exhibit 4.3 to the Registration Statement on Form S-8 (File No. 333-197580) filed with the SEC on July 23, 2014)
4.11	Service Agreement between RELX Group plc and Erik Engstrom (dated March 14, 2011) (incorporated by reference from Exhibit 4.14 to the 2012 Annual Report on Form 20-F filed with the SEC on March 12, 2013)
4.12	Service Agreement between RELX Group plc and Nick Luff (dated January 6, 2014)
4.13	Letter between RELX Group plc and Nick Luff (dated January 6, 2014)
8.0	List of significant subsidiaries, associates, joint ventures and business units
12.1	Certification Pursuant to Section 302 of Sarbanes-Oxley Act of 2002, by the Chief Executive Officer of Reed Elsevier PLC
12.2	Certification Pursuant to Section 302 of Sarbanes-Oxley Act of 2002, by the Chief Financial Officer of Reed Elsevier PLC
12.3	Certification Pursuant to Section 302 of Sarbanes-Oxley Act of 2002, by the Chief Executive Officer of Reed Elsevier NV
12.4	Certification Pursuant to Section 302 of Sarbanes-Oxley Act of 2002, by the Chief Financial Officer of Reed Elsevier NV
13.1	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, by the Chief Executive Officer of Reed Elsevier PLC
13.2	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, by the Chief Financial Officer of Reed Elsevier PLC
13.3	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, by the Chief Executive Officer of Reed Elsevier NV

13.4	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, by the Chief Financial Officer of Reed Elsevier NV
15.1	Independent Registered Public Accounting Firm’s Consent — Combined Financial Statements
15.2	Independent Registered Public Accounting Firm’s Consent — Reed Elsevier PLC Consolidated Financial Statements
15.3	Independent Registered Public Accounting Firm’s Consent — Reed Elsevier NV Consolidated Financial Statements
16.1	Letter between Deloitte Accountants B.V. and SEC regarding the change in the registrant’s certifying accountant (dated February 25, 2015)

The total amount of long term debt securities of the Group authorised under any single instrument does not exceed 10% of the combined total assets of the Group. The Registrants hereby agree to furnish to the Commission, upon its request, a copy of any instrument defining the rights of holders of long term debt of the Group or any of the combined businesses for which consolidated or unconsolidated financial statements are required to be filed.

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

REED ELSEVIER PLC Registrant	REED ELSEVIER NV Registrant

By: /s/ E ENGSTROM E Engstrom Chief Executive Officer	By: /s/ E ENGSTROM E Engstrom Chief Executive Officer

By: /s/ N Luff N Luff Chief Financial Officer	By: /s/ N Luff N Luff Chief Financial Officer

Dated: March 10, 2015	Dated: March 10, 2015