Form 20-F
period 2015-12-31
RELX PLC; RELX N.V.
filed 2016-03-08
CIK 929869, 929872

As filed with the Securities and Exchange Commission on March 8, 2016

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

Or

☑	ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

Or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Or

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 1-13334	Commission file number: 1-13688
RELX PLC	RELX NV
(Exact name of Registrant as specified in its charter)	(Exact name of Registrant as specified in its charter)
England	The Netherlands
(Jurisdiction of incorporation or organisation)	(Jurisdiction of incorporation or organisation)
1-3 Strand, London, WC2N 5JR, England	Radarweg 29, 1043 NX, Amsterdam, The Netherlands
(Address of principal executive offices)	(Address of principal executive offices)
Henry Udow	Jans van der Woude
Company Secretary	Company Secretary
RELX PLC	RELX NV
1-3 Strand, London, WC2N 5JR, England	Radarweg 29, 1043 NX, Amsterdam, The Netherlands
011 44 20 7166 5500	011 31 20 485 2222
henry.udow@relx.com	j.vanderwoude@relx.com
(Name, telephone, e-mail and/or facsimile number and address of Company Contact Person)	(Name, telephone, e-mail and/or facsimile number and address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of exchange on which registered
RELX PLC:
American Depositary Shares (each representing one RELX PLC ordinary share)	New York Stock Exchange
Ordinary shares of 14 51/116p each (the “RELX PLC ordinary shares”)	New York Stock Exchange*
RELX NV:
American Depositary Shares (each representing one RELX NV ordinary share)	New York Stock Exchange
Ordinary shares of €0.07 each (the “RELX NV ordinary shares”)	New York Stock Exchange*

*	Listed, not for trading, but only in connection with the listing of the applicable Registrant’s American Depositary Shares issued in respect thereof.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuers’ classes of capital or common stock as of December 31, 2015:

RELX PLC:	Number of outstanding shares
Ordinary shares of 14 51/116p each	1,175,914,837
RELX NV:
Ordinary shares of €0.07 each	1,048,162,690

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

THIS PAGE INTENTIONALLY BLANK

GENERAL

RELX PLC is a holding company. It owns 52.9% of the shares of RELX Group plc.

RELX NV is a holding company. It owns 47.1% of the shares of RELX Group plc.

As used in this Annual Report on Form 20-F, the terms “the Group”, “RELX Group”, “RELX”, “we,” “our” or “us” refer collectively, to RELX PLC, RELX NV, RELX Group plc and its subsidiaries, associates and joint ventures. Additional terms are defined in the Glossary of Terms on pages S-1 and S-2.

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

This document contains references to the RELX Group website, either within the document or incorporated by reference. Information not specifically stated as being incorporated by reference from the RELX Group website or any other website referenced is not incorporated into this document and should not be considered part of this document.

Pursuant to Rule 12b-23(a) of the Securities Exchange Act of 1934, as amended, certain information in this Annual Report on Form 20-F is being incorporated by reference to the Group’s Annual Reports and Financial Statements 2015 appended hereto as Exhibit 15.2. With the exception of the items and pages so specified, the Group’s Annual Reports and Financial Statements 2015 are not deemed to be filed as part of this Form 20-F.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This document contains a number of forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended, with respect to:

●	financial condition;

●	results of operations;

●	competitive positions;

●	the features and functions of and markets for the products and services we offer; and

●	our business plans and strategies.

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

Important factors that could cause actual results to differ materially from estimates or forecasts contained in the forward looking statements include, among others:

●	general economic, political and business conditions;

●	changes in law and legal interpretation affecting our intellectual property rights and internet communications;

●	the availability of third-party content and data;

●	changes in the market or in the levels of government funding or spending by academic institutions;

●	demand for our products and services;

●	competitive factors in the industries in which we operate;

●	uncertainties as to whether our strategies, business plans and acquisitions will produce the expected returns;

●	breaches of our data security systems or other unauthorised access to our databases, significant failure or interruption of our systems or changes in legislation;

●	failure of third parties to whom we have outsourced business activities;

●	our ability to maintain high quality management;

●	changes in the market values of defined benefit pension scheme assets and in the market related assumptions used to value scheme liabilities;

●	legislative, fiscal, tax and regulatory developments and political risks;

●	exchange rate fluctuations;

●	downgrades to the credit ratings of our debt;

●	breaches of generally accepted ethical business standards or applicable laws;

●	our ability to manage our environmental impact;

●	failure to comply with FTC Settlement Orders;

●	changes in regulation of information collection;

●	failure to realise our assumptions regarding goodwill and indefinite lived intangible assets; and

●

other risks referenced from time to time in the filings of RELX PLC and RELX NV with the Securities and Exchange Commission (the “SEC”), including the risks described in Item 3 under the heading “Risk Factors” in this report.

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

PART I

ITEM 3: KEY INFORMATION

SELECTED FINANCIAL DATA

THE GROUP

The selected consolidated financial data for the Group should be read in conjunction with, and is qualified by, the consolidated financial statements for RELX Group which are set forth on pages 94 to 140 of the Group’s Annual Reports and Financial Statements 2015, and incorporated herein by reference to Exhibit 15.2.

RELX PLC and RELX NV are separate, publicly-held entities. RELX PLC and RELX NV jointly own RELX Group plc, which, with effect from February 2015, holds all of the Group’s operating businesses and financing activities. The Directors have concluded that the Group forms a single reporting entity for the presentation of consolidated financial statements and, accordingly, the Group’s consolidated financial information represents the interests of both sets of shareholders and is presented by both RELX PLC and RELX NV as their respective consolidated financial statements.

The consolidated financial statements are prepared in accordance with accounting policies that are in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and as adopted by the European Union (“EU”). The selected financial data for the Group (in £) as at December 31, 2015, and 2014 and for the years ended December 31, 2015, 2014 and 2013 set out below has been extracted or derived from the audited consolidated financial statements, set forth on pages 94 to 140 of the Group’s Annual Reports and Financial Statements 2015 and incorporated herein by reference to Exhibit 15.2. The selected financial data for the Group as at December 31, 2013, 2012 and 2011 and for the years ended December 31, 2012 and 2011 set out below has been extracted or derived from our audited financial statements, which are not included herein, and restated for the adoption of International Accounting Standard (“IAS”) 19 Employee Benefits (revised), which was adopted in the year ended December 31, 2013.

Consolidated Income Statement Data(1)

	For the year ended December 31,
	2015	2014	2013	2012 Restated	2011 Restated
	(in millions)
Amounts in accordance with IFRS:
Revenue	£5,971	£5,773	£6,035	£6,116	£6,002
Operating profit(2)	1,497	1,402	1,376	1,333	1,171
Net finance costs	(174)	(162)	(196)	(227)	(244)
Disposals and other non operating items(3)	(11)	(11)	16	45	(22)
Profit before tax	1,312	1,229	1,196	1,151	905
Tax expense(4)	(298)	(269)	(81)	(102)	(167)
Net profit for the year	1,014	960	1,115	1,049	738
Net profit for the year attributable to non-controlling interests	(6)	(5)	(5)	(5)	(7)
Net profit attributable to parent companies’ shareholders	1,008	955	1,110	1,044	731

Consolidated Statement of Financial Position Data(1)

	As at December 31,
	2015	2014	2013	2012	2011
	(in millions)
Amounts in accordance with IFRS:
Total assets	£11,185	£11,087	£10,495	£11,014	£11,503
Long term borrowings	(3,278)	(3,149)	(2,633)	(3,162)	(3,300)
Net assets	2,178	2,137	2,423	2,314	2,197
Non-controlling interests	(34)	(31)	(33)	(34)	(25)
Shareholders’ equity	2,144	2,106	2,390	2,280	2,172

(1)	The consolidated financial data is prepared in accordance with accounting policies that are in conformity with IFRS as issued by the IASB and as adopted by the EU. With the exception of earnings per share (EPS) as set out below, the income statement figures for 2012 and 2011 and statement of financial position figures for 2013, 2012 and 2011 have been extracted or derived from the combined financial data for the years ended December 31, 2013, 2012 and 2011, not included herein, and the years ended December 31, 2012 and 2011 have been restated for the adoption of IAS19 Employee Benefits (revised), which was adopted by the Group in the year ended December 31, 2013. The consolidated financial data for the years ended December 31, 2013, 2012 and December 31, 2011 are the same in all respects as the combined financial data previously reported, except for changes to the calculation of earnings per share set out below.

(2)	Operating profit is stated after charging £296 million in respect of amortisation of acquired intangible assets (2014: £286 million; 2013: £318 million; 2012: £329 million; 2011: £359 million); £35 million in respect of acquisition related costs (2014: £30 million; 2013: £43 million; 2012: £21 million; 2011: £52 million;); nil in respect of the share of joint ventures’ profit on disposals (2014: nil; 2013: nil; 2012: nil; 2011: £1 million) and a £6 million credit in respect of taxation in joint ventures (2014: £21 million expense; 2013: £12 million expense; 2012: £5 million expense; 2011: £11 million expense).

(3)	Disposals and other non operating items comprise an £8 million loss on disposal of businesses and assets held for sale (2014: £19 million loss; 2013: £11 million gain; 2012: £86 million gain; 2011: £12 million loss), a charge of £11 million in respect of property provisions on disposed businesses (2014: nil; 2013: nil; 2012: £60 million; 2011: £16 million), and an £8 million gain relating to the revaluation of held for trading investments (2014: £8 million; 2013: £5 million; 2012: £19 million; 2011: £6 million).

(4)	Tax expense in 2015 includes a deferred tax credit of nil (2014: nil; 2013: £221 million; 2012: nil; 2011: nil) arising on the alignment of certain business assets with their global management structure and an exceptional prior year tax credit of nil (2014: nil; 2013: nil; 2012: £96 million; 2011: nil) relating to the resolution of a number of significant tax matters.

Earnings per share and dividends

	For the year ended December 31,
	2015	2014	2013	2012 Restated	2011 Restated
	(in millions, except per share amounts)
Amounts in accordance with IFRS(1):
RELX PLC
Earnings per RELX PLC ordinary share	46.4p	43.0p	49.0p	45.0p	31.2p
Diluted earnings per RELX PLC ordinary share	46.0p	42.5p	48.3p	44.1p	30.8p
Dividends per RELX PLC ordinary share(2)	26.4p	24.95p	23.65p	21.9p	20.65p
Weighted average number of shares(4)	1,116.2	1,140.2	1,172.2	1,200.6	1,202.0

RELX NV(4)
Earnings per RELX NV share	49.4p	45.8p	51.6p	47.4p	33.5p
Diluted earnings per RELX NV share	48.9p	45.3p	51.0p	46.5p	33.1p
Dividends per RELX NV ordinary share(2)	€0.400	€0.383	€0.329	€0.304	€0.283
Weighted average number of shares(3)	992.4	1,014.2	1,038.5	1,062.7	1,065.3

(1)	The shares of RELX PLC and RELX NV are regarded as two separate classes of share which together form the issued consolidated share capital of the Group. In calculating earnings per share of the Group, the earnings for each class of share are calculated on the basis that earnings are fully distributed. The Group’s usual practice is for only a portion of earnings to be distributed by way of dividends. Until the end of 2015, dividends paid to RELX PLC and RELX NV shareholders were, other than in special circumstances, equalised at the gross level inclusive of the prevailing UK tax credit available to certain RELX PLC shareholders. The allocation of earnings between the two classes of shares reflects this differential in dividend payments declared, with the balance of earnings assumed to be distributed as a capital distribution, in equal amounts per share. The UK government has announced that dividend tax credits will be abolished with effect from April 6, 2016, impacting dividends paid after this date. As a result of the abolition of this credit from 2016, reported earnings per share will be equal for each RELX PLC and RELX NV share. For further information on the calculation of EPS, please see note 11 to the consolidated financial statements set forth on page 115 and 116 of the Group’s Annual Reports and Financial Statements 2015 incorporated herein by reference to Exhibit 15.2.

(2)	RELX PLC dividends paid in the year, in amounts per ordinary share, comprise a 2014 final dividend of 19.0p and 2015 interim dividend of 7.4p giving a total of 26.4p. The directors of RELX PLC have proposed a 2015 final dividend of 22.3p (2014: 19.0p; 2013: 17.95p; 2012: 17.0p; 2011: 15.9p), giving a total ordinary dividend in respect of the financial year of 29.7p (2014: 26.0p; 2013: 24.6p; 2012: 23.0p; 2011: 21.55p). Translated at the noon buying rate of $1.47 per £1.00, dividends paid in the year amount to $0.388 per RELX PLC share.

RELX NV dividends paid in the year, in amounts per ordinary share, comprise a 2014 final dividend of €0.285 and 2015 interim dividend of €0.115 giving a total of €0.400. The directors of RELX NV have proposed a 2015 final dividend of €0.288 ((2014: €0.285; 2013: €0.243; 2012: €0.219; 2011: €0.197), giving a total ordinary dividend in respect of the financial year of €0.403 (2014: €0.383; 2013: €0.329; 2012: €0.304; 2011: €0.283). Translated at the noon buying rate of $1.09 per €1.00, dividends paid in the year amount to $0.436 per RELX NV share.

Dividends per RELX PLC ordinary share in respect of the financial year ended December 31, 2015 translated into dollars at the noon buying rate on December 31, 2015 were $0.437. See “— Exchange Rates” on page 6. Dividends per RELX NV ordinary share in respect of the financial year ended December 31, 2015 translated into dollars at the noon buying rate on December 31, 2015 were $0.439. See “— Exchange Rates” on page 6.

(3)	Weighted average number of shares excludes shares held in treasury and shares held by the Employee Benefit Trust.

(4)	RELX NV comparative amounts have been adjusted retrospectively for the bonus share issue declared on June 30, 2015.

EXCHANGE RATES

For a discussion of the impact of currency fluctuations on the Group’s consolidated results of operations and consolidated financial position, see “Item 5: Operating and Financial Review and Prospects”.

The following tables illustrate, for the periods and dates indicated, certain information concerning the Noon Buying Rate for pounds sterling expressed in US dollars per £1.00 and for the euro expressed in US dollars per €1.00. The exchange rate on February 26, 2016 was £1.00 = $1.39 and €1.00 = $1.09.

US dollars per £1.00 — Noon Buying Rates

	Period
Year ended December 31,	End	Average(1)	High	Low
2015	1.47	1.53	1.59	1.46
2014	1.56	1.65	1.72	1.55
2013	1.66	1.56	1.66	1.48
2012	1.62	1.59	1.63	1.53
2011	1.55	1.60	1.67	1.54

Month			High	Low
February 2016			1.46	1.39
January 2016			1.47	1.42
December 2015			1.52	1.47
November 2015			1.54	1.50
October 2015			1.55	1.52
September 2015			1.56	1.51

US dollars per €1.00 — Noon Buying Rates

	Period
Year ended December 31,	End	Average(1)	High	Low
2015	1.09	1.11	1.21	1.05
2014	1.21	1.33	1.39	1.21
2013	1.38	1.32	1.38	1.28
2012	1.32	1.29	1.35	1.21
2011	1.29	1.39	1.49	1.29

Month			High	Low
February 2016			1.14	1.09
January 2016			1.10	1.07
December 2015			1.10	1.06
November 2015			1.09	1.06
October 2015			1.14	1.10
September 2015			1.14	1.11

(1)	The average of the Noon Buying Rates on each business day during the relevant period.

Noon Buying Rates have not been used in the preparation of the consolidated financial statements but have been used for certain convenience translations where indicated.

RISK FACTORS

The principal risks facing our business are included below. Additional risks not presently known to us or that we currently deem immaterial may also impair our business.

Current and future economic, political and market forces, and dislocations beyond our control may adversely affect demand for our products and services.

Demand for our products and services may be impacted by factors beyond our control, such as the economic environment in the United States, Europe and other major economies, political developments, acts of terrorism, civil unrest or public health concerns. Any one or more of these factors may contribute to reduced activity by our customers, result in a reduction of demand for our products and services and adversely affect suppliers and third parties to whom we have outsourced business activities.

Our intellectual property rights may not be adequately protected under current laws in some jurisdictions, which may adversely affect our results and our ability to grow.

Our products and services include and utilise intellectual property. We rely on trademark, copyright, patent and other intellectual property laws to establish and protect our proprietary rights in this intellectual property. There is a risk that our proprietary rights could be challenged, limited, invalidated or circumvented which may impact demand for and pricing of our products and service. Copyright laws are subject to new legislative initiatives and increased judicial scrutiny in several jurisdictions in which we operate. The resulting uncertainty creates additional challenges for us in protecting our proprietary rights in content delivered through the internet and electronic platforms. Moreover, whilst non-copyrightable databases are protected in many circumstances by law in the European Union, there is no equivalent legal protection in other jurisdictions, including, the United States.

Changes in provision of third-party information to us could adversely affect our businesses.

A number of our businesses rely extensively upon content and data from external sources. Data is obtained from public records, governmental authorities, customers and other information companies, including competitors. The disruption or loss of data sources, either because of changes in the law or because data suppliers decide not to supply them could adversely affect our products and services.

Our scientific, technical and medical primary research products could be adversely affected by changes in the market, or by changes in levels of government funding or spending by academic institutions.

Our scientific, technical and medical (STM) primary research content, like that of most of our competitors, is sold largely on a paid subscription basis. There is continued debate in government, academic and library communities, which are the principal customers for our STM content, regarding to what extent such content should be funded instead through fees charged to authors or authors’ funders and/or made freely available in some form after a period following publication. Some of these methods, if widely adopted, could adversely affect our revenue from paid subscriptions. Furthermore, the principal customers for the information products and services offered by our STM publishing businesses are academic institutions, which fund purchases of these products and services from limited budgets that may be sensitive to changes in private and governmental sources of funding. Accordingly, any decreases in budgets of academic institutions or changes in the spending patterns of academic institutions could negatively impact our business and revenues.

We cannot assure you that there will be continued demand for our products and services, or that our substantial investment in electronic product and platform initiatives will produce satisfactory, long term returns.

Our businesses are dependent on the continued acceptance by our customers of our products and services and the value placed on them. Failure to meet evolving customer needs could impact demand for our products and consequently adversely affect our revenue.

We operate in a highly competitive environment that is subject to rapid change.

Our businesses operate in highly competitive markets, which continue to change in response to technological innovations, legislative and regulatory changes, the entrance of new competitors, and other factors. In particular, the means of delivering our products and services, and the products and services themselves, may be subject to rapid technological, legislative and other changes, and we cannot predict whether such changes or other factors will make some of our products wholly or partially obsolete or less profitable. Failure to anticipate market trends could impact the competitiveness of our products and services and consequently adversely affect our revenue and profit.

We may not realise all of the future anticipated benefits of acquisitions.

We regularly make small acquisitions to strengthen our portfolio. If we are unable to generate the anticipated benefits such as revenue growth and/or cost savings associated with these acquisitions this could adversely affect return on invested capital and financial condition.

Breaches of our data security systems, other unauthorized access to our databases, changes in legislation or a significant failure or interruption of our electronic delivery platforms, networks or distribution systems could adversely affect our businesses and operations.

Our businesses maintain online databases and information, including public records and other personal information and depend on the availability of electronic platforms and networks, primarily the internet, for delivery of our products and services. If we experience attacks on, breaches of or significant failure or disruption in the operation of our platforms and systems, it could adversely impact our business. Additionally, we are subject to numerous and evolving laws and regulations designed to protect certain information. Our cybersecurity measures may not detect or prevent all attempts to compromise our systems, including denial-of-service attacks, viruses, malicious software, phishing attacks, security breaches or other attacks and disruptions that may jeopardize the security of the information we maintain or may disrupt our systems. Breaches of our cybersecurity measures could result in unauthorized access to our systems, misappropriation of information or data, deletion or modification of stored information or other interruption to our business operations. As techniques used to obtain unauthorized access to or sabotage systems change frequently and may not be known until launched against us or our third-party service providers, we may be unable to anticipate, or implement adequate measures to protect against, these attacks. Any such breaches of our data security systems, disruption involving our platforms or networks, electronic communications or other services used by us or third parties with whom we conduct business or failure to comply with applicable legislation or regulatory or contractual requirements could adversely affect our financial performance, damage our reputation and expose us to risk of loss, litigation and increased regulation.

Our businesses may be adversely affected by the failure of third parties to whom we have outsourced business activities.

Our organisational and operational structures are dependent on outsourced and offshored functions. Poor performance or failure of third parties to whom we have outsourced activities could adversely affect our business performance, reputation and financial condition.

We may be unable to implement and execute our strategic and business plans if we cannot maintain high-quality management.

The implementation and execution of our strategies and business plans depend on our ability to recruit, motivate and retain skilled employees and management. We compete globally and across business sectors for talented management and skilled individuals, particularly those with technology and data analytics capabilities. Any failure to recruit, motivate or retain such people could adversely affect our business performance.

Changes in the market values of defined benefit pension scheme assets and in the assumptions used to value defined benefit pension scheme obligations may adversely affect our businesses.

We operate a number of pension schemes around the world, including local versions of the defined benefit type in the UK and the United States. The assets and obligations associated with those pension schemes are sensitive to changes in the market values of assets and the market-related assumptions used to value scheme liabilities. Adverse changes to asset values, discount rates, inflation or other factors could increase future pension costs and funding requirements.

Changes in tax laws or uncertainty over their application and interpretation may adversely affect our reported results.

Our businesses operate globally and our earnings are subject to taxation in many differing jurisdictions and at differing rates. In October 2015, the Organisation for Economic Co-operation and Development (the “OECD”) issued its reports on Base Erosion and Profit Shifting, which suggest a range of new approaches that national governments might adopt when taxing the activities of multinational enterprises. As a result of the OECD project and other international initiatives, tax laws that currently apply to our businesses may be amended by the relevant authorities or interpreted differently by them, and these changes could adversely affect our results.

Fluctuations in exchange rates may affect our results.

The RELX Group consolidated financial statements are expressed in pounds sterling and are subject to movements in exchange rates on the translation of the financial information of businesses whose operational currencies are other than sterling. The United States is our most important market and, accordingly, significant fluctuations in the US dollar exchange rate could significantly affect our reported results. We also generate revenues in a range of other currencies, including the euro and the Japanese yen, which could be affected by fluctuations in their respective exchange rates versus the pound sterling. The relative movements between the exchange rates in the currencies in which we incur costs and the currencies in which we generate revenues can significantly affect our results of operations.

Market conditions and credit ratings may affect the availability and cost of funding.

Macroeconomic, political and market conditions may adversely affect the availability and terms of short and long-term funding, volatility of interest rates, currency exchange rates and inflation. In addition, our outstanding debt instruments are, and any of our future debt instruments may be, publicly rated by independent rating agencies. Our borrowing costs and access to capital may be adversely affected if the credit ratings assigned to our debt are downgraded.

Breaches of generally accepted ethical business standards or applicable statutes concerning bribery could adversely affect our reputation and financial condition.

As a leading provider of professional information solutions to the STM, risk & business analytics, legal, and exhibitions markets we, our employees and major suppliers seek to adhere to high standards of independence and ethical conduct, including those related to anti-bribery and principled business conduct. A breach of generally accepted ethical business standards or applicable statutes concerning bribery could adversely affect our business performance, reputation and financial condition.

Failure to manage our environmental impact could adversely affect our businesses and reputation.

Our businesses have an impact on the environment, principally through the use of energy and water, waste generation and, in our supply chain, through paper use and print and production technologies. Failure to manage our environmental impact could adversely affect our reputation.

Our business, operations and reputation could be adversely affected by a failure to comply with FTC Settlement Orders.

Through our Risk & Business Analytics business in the United States, we are party to two consent orders and two subsequent related supplemental orders (the “FTC Settlement Orders”) embodying settlements with the US Federal Trade Commission (“FTC”) that resolved FTC investigations into our compliance with federal laws governing consumer information security and related issues, including certain fraudulent data access incidents. We also entered into an Assurance of Voluntary Compliance and Discontinuance (the “AVC”) with the Attorneys General of 43 states and the District of Columbia in connection with one such FTC investigation. The FTC Settlement Orders and the AVC require us to institute and maintain information security, verification, credentialing, audit and compliance, and reporting and record retention programmes and to obtain an assessment from a qualified, independent third party every two years for twenty years (with the FTC having the right to extend such twenty-year period by up to two additional biennial assessment periods) to ensure that our performance under these information security programmes complies with the FTC Settlement Orders. Failure to comply with the FTC Settlement Orders and the AVC could result in civil penalties and adversely affect our business, operations and reputation.

Changes in regulation of information collection and use could adversely affect our business.

Legal regulation relating to internet communications, privacy and data protection, e-commerce, direct marketing, credit scoring and digital advertising, information governance and use of public records is becoming more prevalent worldwide. Existing and proposed legislation and regulations, including changes in the manner in which such legislation and regulations are interpreted by courts and regulators may impose limits on our collection and use of certain kinds of information about individuals and our ability to communicate such information effectively with our customers, and we are unable to predict the extent to which any such laws or interpretation changes might adversely affect our business.

Our impairment analysis of goodwill and indefinite lived intangible assets incorporates various assumptions which are highly judgmental. If these assumptions are not realised, we may be required to recognise a charge in the future for impairment.

As at December 31, 2015, goodwill on the consolidated statement of financial position amounted to £5,231 million and intangible assets with an indefinite life amounted to £103 million. We conduct an impairment test at least annually, which involves a comparison of the carrying value of goodwill and indefinite lived intangible assets by cash generating unit with estimated values in use based on latest management cash flow projections. The assumptions used in the estimation of value in use are, by their very nature, highly judgmental, and include profit growth of the business over a five year forecast period, the long term growth rate of the business thereafter, and related discount rates. There is no guarantee that our businesses will be able to achieve the forecasted results which have been included in the impairment tests and impairment charges may be required in future periods if we are unable to meet these assumptions.

ITEM 4: INFORMATION ON THE GROUP

BUSINESS OVERVIEW

RELX PLC is a holding company. It owns 52.9% of the shares of RELX Group plc.

RELX NV is a holding company. It owns 47.1% of the shares of RELX Group plc.

RELX Group is a global provider of information and analytics for professional and business customers across industries.

Our goal is to help customers make better decisions, get better results and be more productive. We do this by leveraging a deep understanding of our customers to create innovative solutions which combine content and data with analytics and technology in global platforms.

The Group has customers in more than 180 countries and has offices in about 40 countries. The Group employs approximately 30,000 staff.

We operate in four major market segments: Scientific, Technical & Medical; Risk & Business Analytics; Legal; and Exhibitions.

●

Scientific, Technical & Medical helps customers advance science and improve healthcare by providing information and analytical solutions that enable them to make critical decisions, enhance productivity, and improve outcomes.

●

Risk & Business Analytics provides solutions and decision tools that combine public and industry-specific content with advanced technology and analytics. These solutions assist business and government customers in evaluating and predicting risk, making more informed decisions, reducing fraud and enhancing operational efficiency.

●	Legal is a leading provider of information and analytics to professionals in legal, corporate, government and non-profit organisations.

●

Exhibitions organises more than 500 exhibitions a year, attracting more than 7 million attendees. The events, and information tools provided, help exhibitors generate billions of dollars of revenues while boosting the local economies where the events are hosted.

	Revenue Year ended December 31,
	2015		2014		2013
	(in millions, except percentages)
Scientific, Technical & Medical	£2,070	35%	£2,048	36%	£2,126	35%
Risk & Business Analytics	1,601	27	1,439	25	1,480	25
Legal	1,443	24	1,396	24	1,567	26
Exhibitions	857	14	890	15	862	14

Total	£5,971	100%	£5,773	100%	£6,035	100%

SCIENTIFIC, TECHNICAL & MEDICAL

The information set forth under the heading ‘Scientific, Technical & Medical’ on pages 14 to 16 of the Group’s Annual Reports and Financial Statements 2015 is incorporated herein by reference to Exhibit 15.2.

RISK & BUSINESS ANALYTICS (previously ‘Risk & Business Information’)

The information set forth under the heading ‘Risk & Business Analytics on pages 20 to 23, excluding the information set out under the heading ‘2015 Financial performance’ of the Group’s Annual Reports and Financial Statements 2015 is incorporated herein by reference to Exhibit 15.2.

LEGAL

The information set forth under the heading ‘Legal’ on pages 28 to 30 of the Group’s Annual Reports and Financial Statements 2015 is incorporated herein by reference to Exhibit 15.2.

EXHIBITIONS

The information set forth under the heading ‘Exhibitions’ on pages 34 to 36 of the Group’s Annual Reports and Financial Statements 2015 is incorporated herein by reference to Exhibit 15.2.

ORGANISATIONAL STRUCTURE

RELX PLC is a publicly-traded holding company with its shares listed on the London and New York stock exchanges. Its principal asset is the shares it owns in RELX Group plc, which represent a 52.9% ownership interest in RELX Group plc.

RELX NV is a publicly-traded holding company with its shares listed on the Euronext Amsterdam and New York stock exchanges. Its principal asset is the shares it owns in RELX Group plc, which represent a 47.1% ownership interest in RELX Group plc.

RELX Group plc holds all the operating businesses, subsidiaries and financing activities of RELX, a global provider of information and analytics for professional and business customers across industries.

Trading on the New York Stock Exchange is in the form of American Depositary Shares (ADSs) evidenced by American Depositary Receipts (ADRs) issued by Citibank N.A., as depositary.

A further description of our corporate structure as of December 31, 2015 is contained in note 1 to our consolidated financial statements as set forth on page 99 and under the heading ‘Corporate structure’ on page 68 of the Group’s Annual Reports and Financial Statements 2015 and incorporated herein by reference to Exhibit 15.2, including the parent companies’ equal voting interests in RELX Group plc.

Significant Subsidiaries, Associates, Joint Ventures and Business Units

A list of significant subsidiaries, associates, joint ventures and business units is included under Item 19: Exhibits on pages S-3 and S-4.

HISTORY AND DEVELOPMENT

Introduction

RELX NV was originally incorporated in 1880 and RELX PLC in 1903. In 1993, they combined their respective businesses by contributing them to two jointly owned companies. Effective February 25, 2015, this structure was simplified so that all of the businesses are now owned by one jointly owned company, RELX Group plc.

Developments in the year are contained on page 68 of the Group’s Annual Reports and Financial Statements 2015 and incorporated herein by reference to Exhibit 15.2, under the following headings:

●	Corporate structure;

●	Simplification and name changes in 2015; and

●	Equalisation arrangements.

Material acquisitions and disposals

Total cash spent on acquisitions in the three years ended December 31, 2015, was £875 million. Cash spent on acquisitions was £207 million (2014: £437 million; 2013: £231 million) including deferred consideration of £25 million

(2014: £34 million; 2013 £21 million) on past acquisitions and spend on venture capital investments of £16 million (2014: £6 million; 2013: £10 million). Acquisition payments in respect of non-controlling interests were nil (2014: £15 million; 2013: nil).

The net cash received in 2015 on the disposal of non-strategic assets, after timing differences and separation and transaction costs, was £34 million (2014: £53 million; 2013: £195 million).

Capital expenditure

Capital expenditure on property, plant, equipment and internally developed intangible assets principally relates to the development of electronic products and investment in systems infrastructure, computer equipment and office facilities. Total such capital expenditure, which was financed using cash flows generated from operations, amounted to £307 million in 2015 (2014: £270 million; 2013: £308 million). In 2015, there was continued investment in new products and related infrastructure, particularly in the Legal and the Scientific, Technical & Medical businesses. Further information on capital expenditure is set out in notes 2, 16 and 18 to the consolidated financial statements which are set forth on pages 102, 122 and 124 respectively of the Group’s Annual Reports and Financial Statements 2015 and incorporated herein by reference to Exhibit 15.2.

Principal executive offices

The principal executive offices of RELX PLC are located at 1-3 Strand, London WC2N 5JR, England. Tel: +44 20 7166 5500. The principal executive offices of RELX NV are located at Radarweg 29, 1043 NX Amsterdam, the Netherlands. Tel: +31 20 485 2222. The principal executive offices of RELX Group plc are located at 1-3 Strand, London, WC2N 5JR, England. Tel: +44 20 7166 5500. The principal executive office located in the United States is at 230 Park Avenue, New York, New York, 10169. Tel: +1 212 309 8100. Our internet address is www.relx.com. The information on our website is not incorporated by reference into this report.

Our agent in the United States is Kenneth Thompson II, General Counsel Intellectual Property, Privacy and Governance, RELX Group; kenneth.thompson@relx.com, 9443 Springboro Pike, B4/F5/S14, Miamisburg, Ohio, 45342.

PROPERTY, PLANT AND EQUIPMENT

We own or lease approximately 301 properties around the world. The table below identifies the principal owned and leased properties which we use in our business.

Location	Principal use(s)	Floor space (square feet)
Owned properties
Alpharetta, Georgia	Office and data centre	406,000
Miamisburg, Ohio	Office	403,638
Linn, Missouri	Warehouse	246,260

Leased properties
New York, New York	Office	451,800
Amsterdam, Netherlands	Office	215,455
Miamisburg, Ohio	Office and data centre	213,802
Sutton, England	Office	191,960

All of the above properties are substantially occupied by our businesses with the exception of the New York, New York property, where we occupy less than half of the floor space.

No property owned or leased by us which is considered material to us taken as a whole is presently subject to liabilities relating to environmental regulations and none has major encumbrances.

GOVERNMENT REGULATION

Certain of our businesses provide authorised customers with products and services such as access to public records and other information on individuals. Our businesses that provide such products and services are subject to applicable privacy and consumer information laws and regulations, including US federal and state and EU and member state regulation. Our compliance obligations vary from regulator to regulator, and may include, among other things, strict data security programs, submissions of regulatory reports, providing consumers with certain notices and correcting inaccuracies in applicable reports. We are also subject to the terms of consent decrees and other settlements with certain regulators in the US. See “Item 8: Financial Information — Legal Proceedings” on page 41.

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

During 2015,

●

our Scientific, Technical & Medical business sold subscriptions to online products and print publications to the Institute for Studies in Theoretical Physics and Mathematics, the Iran Ministry of Health, the Iranian Society of Ophthalmology, the Iran Ministry of Science Research and Technology, Islamic Azad University, Sharif University of Technology, the University of Sistan and Baluchestan, and the University of Tehran; and hosted pre-existing informational content from Masih Daneshvari Hospital on an online platform;

●

our Risk & Business Analytics business sold online subscription services to National Petrochemical Company, Abadan Petrochemical Company, Bandar Imam Petrochemical Company, Esfahan Petrochemical Company, Ghaed Bassir Petrochemical Company, Jam Petrochemical Company, Kharg Petrochemical Company, Khorosan Petrochemical Company, Kimyagran Emrooz Chemical Industries, Polynar Corporation, Saman Bank Brokerage Company, Sepahan Oil Company, Shazand Petrochemical Company and Tabriz Petrochemical Company;

●	our Exhibitions business provided exhibition space to IRIB Media Trade, AITO Iran, Mahan Air and the Cultural Centre of the Embassy of the Islamic Republic of Iran; and

●	our Legal business sold print publications to Bank Melli PLC.

Numerous Iranian nationals attended conferences organised by our exhibitions business. Individuals located in Iran also subscribed to or purchased certain of our scientific, medical and technical publications. Many of these individuals are researchers, doctors or other professionals who have obtained subscriptions or purchased publications in their individual capacity, but who may be employed by government agencies in Iran or by hospitals, universities or other entities owned or controlled by the government of Iran. In addition, we work with authors, other contributors and journal editorial board members who are located in Iran, many of whom are employed at hospitals, universities or research institutions that are owned or controlled by the government of Iran. We also sometimes receive payments from authors located in Iran who pay us to make their articles publicly available. From time to time, we may employ or engage individuals in Iran to assist with transactions in Iran.

During 2015, our aggregate revenue from the foregoing activities was approximately £7.4 million. We do not normally allocate net profit on a subscription-by-subscription, individual customer or country-by-country basis. However, we estimate that our net profit from these activities, after internal cost allocations, amounted to 0.12% of our net profit reported in our income statement for the year ended December 31, 2015.

We believe these transactions and dealings were lawful under applicable laws and regulations and anticipate that similar transactions or dealings may occur in the future.

ITEM 5: OPERATING AND FINANCIAL REVIEW AND PROSPECTS

OPERATING RESULTS — THE GROUP

The following discussion is based on the consolidated financial statements of the Group for the three years ended December 31, 2015, 2014 and 2013 which have been prepared in accordance with IFRS as issued by the IASB and as adopted by the EU.

The following discussion should be read in conjunction with, and is qualified by reference to, the consolidated financial statements set forth on pages 94 to 140 of the Group’s Annual Reports and Financial Statements and incorporated herein by reference to Exhibit 15.2.

These Annual Reports on Form 20-F and the Group’s Annual Reports and Financial Statements 2015 contain certain measures that are not defined by IFRS, which we refer to as non-GAAP financial measures. We believe this supplemental information, along with comparable IFRS measurements, is useful to investors because it provides a basis for measuring our operating performance, ability to raise debt and invest in new business opportunities. Our management uses these financial measures, along with the most directly comparable IFRS financial measures, in evaluating our operating performance and to allocate resources to the business segments. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with IFRS. Non-GAAP financial measures we report may not be comparable with similarly titled measures reported by other companies.

The following tables analyse the Group’s revenue in each of the three years ended December 31, 2015, 2014 and 2013 by type, format and geographic market. We derive our revenue principally from subscriptions, transactional and advertising sales. Transactional sales includes revenue from exhibitions. For additional information, see note 2 to the consolidated financial statements set forth on pages 101 to 102 of the Group’s Annual Reports and Financial Statements 2015 and incorporated herein by reference to Exhibit 15.2.

Revenue by type

Year ended December 31,

	2015		2014		2013
	(in millions, except percentages)
Subscriptions	£3,123	52%	£2,966	51%	£3,112	52%
Transactional	2,736	46	2,672	47	2,683	44
Advertising	112	2	135	2	240	4

Total	£5,971	100%	£5,773	100%	£6,035	100%

Revenue by format

Year ended December 31,

	2015		2014		2013
	(in millions, except percentages)
Electronic	£4,179	70%	£3,839	66%	£3,971	66%
Face to face	886	15	922	16	896	15
Print	906	15	1,012	18	1,168	19

Total	£5,971	100%	£5,773	100%	£6,035	100%

Revenue by geographic market

Year ended December 31,

	2015		2014		2013
	(in millions, except percentages)
North America	£3,215	54%	£2,878	50%	£3,082	51%
United Kingdom	461	8	455	8	443	7
The Netherlands	117	2	153	3	166	3
Rest of Europe	958	16	1,053	18	1,074	18
Rest of world	1,220	20	1,234	21	1,270	21

Total	£5,971	100%	£5,773	100%	£6,035	100%

The cost profile of individual businesses within the Group varies widely and costs are controlled on an individual business unit basis. Our most significant cost item is staff costs of £1,751 million (2014: £1,709 million; 2013: £1,775 million).

The following tables show revenue and adjusted operating profit for each of our business segments in each of the three years ended December 31, 2015, 2014 and 2013 together with the percentage change in 2015 and 2014 at both actual and constant exchange rates. Adjusted operating profit is included on the basis that it is the key segmental profit measure used by management to evaluate performance and allocate resources to the business segments, as reported under IFRS8: Operating Segments in note 2 to the consolidated financial statements set forth on pages 101 to 102 of the Group’s Annual Reports and Financial Statements 2015 and incorporated herein by reference to Exhibit 15.2. Adjusted operating profit represents operating profit before amortisation of acquired intangible assets, acquisition related costs, the share of profit on disposals in joint ventures, and is grossed up to exclude the equity share of taxes in joint ventures. A reconciliation of operating profit to adjusted operating profit is set out on page 16.

	Revenue for the year ended December 31
	2015	2014	% change		2013	% change
			actual rates	constant rates(1)		actual rates	constant rates(2)
	(in millions, except percentages)
Scientific, Technical & Medical	£2,070	£2,048	+1%	+2%	£2,126	-4%	+1%
Risk & Business Analytics	1,601	1,439	+11%	+6%	1,480	-3%	+2%
Legal	1,443	1,396	+3%	+1%	1,567	-11%	-6%
Exhibitions	857	890	-4%	+1%	862	+3%	+11%

Total	£5,971	£5,773	+3%	+2%	£6,035	-4%	+1%

	Adjusted operating profit(3) for the year ended December 31
	2015	2014	% change		2013	% change
			actual rates	constant rates(1)		actual rates	constant rates(2)
	(in millions, except percentages)
Scientific, Technical & Medical	£760	£762	0%	+4%	£787	-3%	+1%
Risk & Business Analytics	575	506	+14%	+7%	507	0%	+5%
Legal	274	260	+5%	+5%	250	+4%	+10%
Exhibitions	217	217	0%	+5%	210	+3%	+12%

Subtotal	£1,826	£1,745			£1,754
Unallocated items	(4)	(6)			(5)

Total	£1,822	£1,739	+5%	+5%	£1,749	-1%	+5%

(1)	Represents percentage change in 2015 over 2014 at constant rates of exchange, which have been calculated using the average and hedge exchange rates for the 2014 financial year. These rates were used in the preparation of the 2014 combined financial statements.

(2)	Represents percentage change in 2014 over 2013 at constant rates of exchange, which have been calculated using the average and hedge exchange rates for the 2013 financial year. These rates were used in the preparation of the 2013 combined financial statements.

(3)	Adjusted operating profit represents operating profit before the amortisation of acquired intangible assets, acquisition related costs, the share of profit on disposal in joint ventures and is grossed up to exclude the equity share of taxes in joint ventures. A reconciliation of operating profit to adjusted operating profit is set out on page 16.

The reconciliations of reported revenue and adjusted operating profit year-on-year are presented below:

	Revenue		Adjusted operating profit
	£m	% change	£m	% change
Year to December 31, 2013	6,035		1,749
Underlying growth(1)	171	+3%	78	+5%
Exhibition cycling	30	+1%
Acquisitions	77	+1%	11	0%
Disposals	(228)	-4%	(2)	0%
Currency effects	(312)	-5%	(97)	-6%

Year to December 31, 2014	5,773	-4%	1,739	-1%

Underlying growth(1)	166	+3%	90	+5%
Exhibition cycling	(38)	-1%
Acquisitions	101	+2%	14	+1%
Disposals	(95)	-2%	(14)	-1%
Currency effects	64	+1%	(7)	0%

Year to December 31, 2015	5,971	+3%	1,822	+5%

(1)	Underlying revenue growth and underlying adjusted operating profit growth are non-GAAP measures included on the basis that they are the key financial measures used by management in assessing performance. Underlying revenue growth rates are calculated at constant currencies. They exclude revenues from biennial and other cycling shows in exhibitions, and revenues from businesses acquired and disposed of in both the year and prior year, and revenues from assets held for sale. Underlying operating profit growth rates are calculated at constant currencies. They exclude operating results from businesses acquired and disposed of in both the year and prior year, and operating results from assets held for sale.

In the commentary following, percentage movements are at actual exchange rates unless otherwise stated. Percentage movements at constant exchange rates are calculated using the average and hedge exchange rates for the previous financial year. Percentage movements at both actual rates and constant rates are shown in tables on page 15. The effect of currency movements on the 2015 results is further described separately below (see “— Effect of Currency Translation” on page 24). Adjusted operating margin and underlying growth are defined in the glossary on pages S-1 and S-2.

Adjusted operating profit is a non-GAAP financial measure included on the basis that it is a key financial measure used by management in assessing performance. It is derived from operating profit as follows:

	2015	2014	2013
	(in millions)
Operating profit	£1,497	£1,402	£1,376
Adjustments:
Amortisation of acquired intangible assets	296	286	318
Acquisition related costs	35	30	43
Reclassification of tax in joint ventures	(6)	21	12

Adjusted operating profit	£1,822	£1,739	£1,749

Results of Operations for the Year Ended December 31, 2015

Compared to the Year Ended December 31, 2014

Revenue was £5,971 million (2014: £5,773 million), up 3%. Growth of underlying revenue was 3%, with all four market segments contributing to underlying growth. The underlying growth rate reflects good growth in electronic and face to face revenues, partially offset by continued print revenue declines.

Acquisitions contributed 2% to revenue offset by disposals which reduced revenue growth by 2%. Exhibition cycling effects reduced the groups revenue growth by 1%. The impact of currency movements was to increase revenue by 1%, principally due to the strengthening of the US dollar, on average, against sterling during 2015.

Total operating costs, including the amortisation of acquired intangible assets and acquisition related costs, increased by 3%, principally reflecting increased staff costs and the impact of exchange rates. At constant currencies, total operating costs increased by 1%. Underlying operating costs, excluding acquisitions and disposals, were up 1%, reflecting investment in global technology platforms and the launch of new products and services, partly offset by continued process innovation. Actions were taken across our businesses to improve cost efficiency.

Cost of sales were £2,129 million, up 6% compared with 2014, slightly higher than the overall increase in revenue. Selling and distribution costs were £965 million, up 3%, while administration and other expenses were £1,444 million, down 2%. The increase in selling and distribution costs is primarily due to the launch of new platforms and services. Administration and other expenses have decreased as a result of the actions taken to improve efficiency as noted above. Except as noted, changes in cost of sales, selling and distribution costs, and administration and other expenses, including changes in individual components thereof, were not material to the operating profit performance of the individual segments. The amortisation charge in respect of acquired intangible assets, including the share of amortisation in joint ventures, increased to £296 million (2014: £286 million), reflecting the impact of acquisitions and currency effects. Acquisition related costs were £35 million (2014: £30 million).

Depreciation and amortisation of internally generated intangible assets decreased to £228 million (2014: £237 million).

The net pension expense, excluding the net pension financing charge, was £58 million (2014: £95 million), including settlement and past service credits of £61 million (2014: £15 million). In November 2015, the Netherlands pension scheme, together with all associated assets and liabilities, was transferred into an industry-wide collective scheme. This collective scheme is a defined contribution pension plan, with no deficit or surplus recognised on the balance sheet. The transfer of the scheme, and other smaller changes to the terms of the UK defined benefit pension plan, resulted in the settlement and past service credits of £61 million. This is the primary driver for the decrease in the year.

Reported operating profit was £1,497 million (2014: £1,402 million).

Total adjusted operating profit was £1,822 million (2014: £1,739 million), up 5%. Underlying adjusted operating profit grew ahead of revenue, at 5% reflecting the benefit of tight cost control across the group. Acquisitions and disposals had no net impact on adjusted operating profit. Currency effects reduced adjusted operating profit by less than 1%.

The overall adjusted operating margin of 30.5% was 0.4 percentage points higher than in the prior year. On an underlying basis, the margin improved by 0.9 percentage points, offset by a 0.5 percentage point decrease from currency effects. Portfolio effects had no net impact on the operating margin.

Net pre-tax disposal losses were £11 million (2014: £11 million loss), arising largely from the sale of certain Legal and Risk & Business Analytics assets. These losses were offset by a related tax credit of £13 million (2014: £3 million charge).

Net finance costs were higher at £174 million (2014: £162 million), including the pension financing charge of £21 million (2014: £15 million). The increase primarily reflects higher net borrowings, currency translation effects and a higher net pension financing charge partially offset by a lower average interest rate.

Profit before tax was £1,312 million (2014: £1,229 million). The tax charge was £298 million (2014: £269 million). The reported net profit attributable to the parent companies’ shareholders was £1,008 million (2014: £955 million).

Adjusted earnings per share for RELX PLC and RELX NV were 60.5p, an increase of 7% in sterling from 2014. At constant rates of exchange, adjusted earnings per share increased by 8%.

The reported earnings per share of RELX PLC and RELX NV were 46.4p and 49.4p respectively in 2015, compared to 43.0p and 45.8p in 2014. RELX NV amounts have been adjusted retrospectively following the bonus share issue declared on June 30, 2015.

Until the end of 2015 the equalisation of dividends between RELX PLC and RELX NV took into account the prevailing tax credit that was available to certain UK tax payers at that time. The tax credit was also taken into account in the determination of reported earnings per share. The UK government has announced that dividend tax credits will be abolished with effect from April 6, 2016, impacting dividends paid after this date. As a result of the abolition of this tax credit, from 2016 reported earnings per share will have the same value for each RELX PLC and RELX NV share.

Ordinary dividends paid in the year, in amounts per ordinary share, comprise: a 2014 final dividend of 19.0p and 2015 interim dividend of 7.4p giving a total of 26.4p (2014: 24.95p) for RELX PLC; and a 2014 final dividend of €0.285 and 2015 interim dividend of €0.115 giving a total of €0.400 (2014: €0.341) for RELX NV. RELX NV amounts have been adjusted retrospectively following the bonus share issue declared on June 30, 2015.

The Board of RELX PLC has proposed a 2015 final dividend of 22.3p, up 17%, giving a total dividend of 29.7p in respect of the financial year, up 14% on 2014. The Board of RELX NV, in accordance with the dividend equalisation arrangements, has proposed a 2015 final dividend of €0.288, up 1%, giving a total dividend of €0.403 in respect of the financial year, up 5% on 2014. The difference in growth rates in the equalised final dividends reflects changes in the euro:sterling exchange rate since the respective prior year dividend announcement dates. The final dividend has also been impacted by changes in UK tax legislation, as outlined above.

During 2015, 25.7 million RELX PLC and 15.8 million RELX NV shares were repurchased. A further 0.9 million RELX PLC shares and 0.8 million RELX NV shares were purchased by the Employee Benefit Trust. During December 2015, 31.5 million RELX PLC shares held in treasury were cancelled. No RELX NV shares held in treasury were cancelled in 2015. As at December 31, 2015, shares in issue for RELX PLC and RELX NV respectively, net of shares held in treasury and shares held by the Employee Benefit Trust, amounted to 1,106.6 million and 985.3 million. A further 4.6 million RELX PLC shares and 4.1 million RELX NV shares have been repurchased in January and February 2016.

In 2015, RELX NV issued 349.1 million ordinary shares under the bonus issue to implement the change of the equalisation ratio of RELX PLC to RELX NV shares to one to one.

Scientific, Technical & Medical: 2015 financial performance

	2015 £m	2014 £m	Underlying growth	Acquisitions/ disposals	Currency effects	Total growth
Revenue	2,070	2,048	+2%	0%	-1%	+1%
Adjusted operating profit	760	762	+3%	+1%	-4%	0%

Key business trends remained positive in 2015, with underlying profit growth slightly exceeding underlying revenue growth.

Underlying revenue growth was +2%. The difference between the reported and underlying growth rates primarily reflects the impact of exchange rate movements. Underlying operating costs grew 1%.

Underlying adjusted operating profit growth of +3% was slightly ahead of revenue growth, driving margin expansion before currency effects. The margin was slightly lower, reflecting the adverse effects of exchange rate movements in the period.

In primary research, strong growth in usage and article submissions to subscription journals continued. In 2015 we launched a total of 73 new journals, bringing our total journal count to approximately 2,500, of which around 170 are stand-alone author pays open access journals.

We saw continued good growth in databases & tools, as well as in electronic reference and education products.

Print book declines continued in line with the prior year. Print pharma promotion revenue stabilised during the year.

Risk & Business Analytics: 2015 financial performance

	2015 £m	2014 £m	Underlying growth	Acquisitions/ disposals	Currency effects	Total growth
Revenue	1,601	1,439	+7%	-1%	+5%	+11%
Adjusted operating profit	575	506	+7%	0%	+7%	+14%

Underlying revenue growth accelerated in 2015, with strong growth across all key segments. Underlying profit growth matched underlying revenue growth.

Underlying revenue growth was +7%. The difference between the reported and underlying growth rates reflects the impact of exchange rate movements and a minor effect from portfolio changes. Underlying operating costs grew 7% in line with revenue.

Underlying adjusted operating profit growth was +7%. The margin expansion reflected underlying improvement together with a benefit from currency effects.

The insurance segment continued to see growth, driven by volume growth in the US auto underwriting business, strong take up of new products and services across the insurance workflow, and expansion in adjacent verticals including life and home insurance. The international initiatives continued to progress well, with strong growth in the UK, albeit from a small base.

In Business Services, growth was driven by demand for identity authentication and fraud detection solutions across the financial services and corporate sectors.

The state & local and federal government segments achieved strong growth, and expansion in healthcare is progressing well.

Major Data Services saw strong underlying revenue growth, and other brands & services remained stable.

Legal: 2015 financial performance

	2015 £m	2014 £m	Underlying growth	Acquisitions/ disposals	Currency effects	Total growth
Revenue	1,443	1,396	+1%	0%	+2%	+3%
Adjusted operating profit	274	260	+7%	-2%	0%	+5%

Key trends were unchanged in 2015. Underlying revenue growth remained modest, with efficiency gains driving strong underlying operating profit growth and improved margins.

Underlying revenue growth was +1%. The difference between the reported and underlying growth rates reflects the impact of exchange rate movements and minor portfolio changes.

Underlying adjusted operating profit growth was +7%, and underlying costs reduced by 1%. The margin increase of 40 basis points reflects organic process improvement, the ongoing decommissioning of systems, partially offset by small portfolio effects and currency movements.

Electronic revenues, which now account for 79% of the total, saw continued growth, partially offset by print declines.

US and European markets remained stable but subdued. In other international markets we continued to see good growth.

The roll out of new platform releases in the US and international markets continued, and adoption and usage rates progressed well.

In 2015 we continued to support underlying growth through a number of small acquisitions and disposal of some minor assets.

Exhibitions: 2015 financial performance

	2015 £m	2014 £m	Underlying growth	Acquisitions/ disposals	Currency effects	Total growth
Revenue	857	890	+5%	+1%	-5%	-4%
Adjusted operating profit	217	217	+2%	+3%	-5%	0%

Exhibitions achieved strong underlying revenue growth in 2015, albeit slightly below the prior year, reflecting the macro economic environment.

Underlying revenue growth was 5%. After portfolio changes and five percentage points of cycling out effects, constant currency revenue growth was 1%. The difference between the reported and constant currency growth rates reflects the impact of exchange rate movements. Underlying costs were 1% lower than prior year.

Underlying adjusted operating profit growth was 2%. Margins were higher year on year, as total profit growth was slightly ahead of total revenue growth.

Growth in the US was strong, albeit slightly below prior year and growth in Europe was moderate, marginally ahead of prior year. Growth in Japan remained strong, driven by new launches and strong demand across our events.

China continued to see differentiated growth rates by industry sector. Revenues in Brazil reflected the general weakness of the wider economy. Most other markets continued to grow strongly.

We continued to pursue growth opportunities and launched 44 new events and completed 10 small acquisitions, primarily in high growth geographies and sectors.

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

Net pre-tax disposal losses were £11 million (2013: £16 million gain), arising largely from the sale of certain Risk & Business Analytics assets. These losses were increased by a related tax charge of £3 million (2013: £34 million).

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

The earnings per share of RELX PLC and RELX NV were 43.0p and 45.8p respectively in 2014, compared to 49.0p and 51.6p in 2013. The reductions reflect the impact of deferred tax credits in 2013 on both companies. RELX NV amounts have been adjusted retrospectively following the bonus share issue declared on June 30, 2015.

Dividends to RELX PLC and RELX NV shareholders are, other than in special circumstances, equalised at the gross level, including the benefit of the UK attributable tax credit of 10% available to certain RELX PLC shareholders. The UK government has announced the abolition of dividend tax credits with effect from April 2016.

Ordinary dividends paid in the year, in amounts per ordinary share, comprise: a 2013 final dividend of 17.95p and 2014 interim dividend of 7.00p giving a total of 24.95p (2013: 23.65p) for RELX PLC; and a 2013 final dividend of €0.243 and 2014 interim dividend of €0.098 giving a total of €0.341 (2013: €0.305) for RELX NV. RELX NV amounts have been adjusted retrospectively following the bonus share issue declared on June 30, 2015.

The Board of RELX PLC paid a 2014 final dividend of 19.0p, up 6%, giving a total dividend of 26.0p in respect of the financial year, up 6% on 2013. The Board of RELX NV, in accordance with the dividend equalisation arrangements, paid a 2014 final dividend of €0.285, up 17%, which resulted in a total dividend of €0.383 in respect of the 2014 financial year, up 16% on 2013. The difference in growth rates in the final dividends reflects changes in the euro:sterling exchange rate since the respective prior year dividend announcement dates.

During 2014, 35.3 million RELX PLC shares and 20.4 million RELX NV shares were repurchased. A further 0.8 million RELX PLC shares and 2.0 million RELX NV shares were purchased by the Employee Benefit Trust. RELX NV also repurchased 0.1 million RELX NV R shares (equivalent to 1.1 million ordinary shares) from a subsidiary of RELX PLC. During December 2014, 65 million RELX PLC shares and 40 million RELX NV shares held in treasury were cancelled. As at December 31, 2014, shares in issue for RELX PLC and RELX NV respectively, net of shares held in treasury, amounted to 1,127.7 million and 690.9 million (including R share equivalents). A further 4.8 million RELX PLC shares and 2.8 million RELX NV shares were repurchased in January and February 2015.

Scientific, Technical & Medical: 2014 financial performance

	Revenue % change*	Adjusted operating profit % change*
Underlying growth	+2%	+3%
Acquisitions/disposals	–1%	–2%
Currency effects	–5%	–4%

Total growth	–4%	–3%

*	Percentage movements in this and similar tables on pages 22 to 23 relate to changes in revenue and adjusted operating profit expressed in sterling.

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

Risk & Business Analytics: 2014 financial performance

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

Adjusted operating profit was £506 million (2013: £507 million), flat on prior year. Underlying adjusted operating profit grew 6%. The effect of portfolio changes was to reduce adjusted operating profit by 1%. The impact of currency movements was to reduce adjusted operating profit by 5%.

The adjusted operating margin increased by 0.9 percentage points, principally driven by portfolio changes.

Legal: 2014 financial performance

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

Portfolio changes reduced revenue by 7%. The impact of currency movements was to reduce revenue by 5%. Electronic revenues, which account for 77% of the total, saw continued growth, partially offset by print declines.

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

Exhibitions: 2014 financial performance

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

Critical Accounting Policies

The accounting policies of the consolidated businesses under IFRS as issued by the IASB and as adopted by the EU are described within the relevant notes to the consolidated financial statements as set forth on pages 94 to 140 of the Group’s Annual Reports and Financial Statements 2015 and incorporated herein by reference to Exhibit 15.2. The most critical accounting policies and estimates used in determining the financial condition and results of the Group, and those requiring the most subjective or complex judgments, relate to the valuation of goodwill and acquired intangible assets, capitalisation of development spend, accounting for defined benefit pension schemes and taxation.

The Audit Committees of RELX PLC, RELX NV and RELX Group plc have reviewed the development and selection of critical accounting estimates, and the disclosure of critical accounting policies in the financial statements.

Effect of Currency Translation

The consolidated financial statements are expressed in sterling and are therefore subject to the impact of movements in exchange rates on the translation of the financial information of individual businesses whose operational currencies are other than sterling. The principal exposures in relation to the results reported in sterling are to the US dollar and the euro, reflecting our business exposure to the United States and the European Economic and Monetary Union, our most important markets. Some of these exposures are offset by denominating borrowings in US dollars.

Individual businesses are subject to foreign exchange transaction exposures caused by the effect of exchange rate movements on their revenue and operating costs, to the extent that such revenue and costs are not denominated in their functional currencies. Individual businesses generally hedge their exposures at market rates through the centralised treasury department. Hedging of foreign exchange transaction exposure is the only hedging activity undertaken by the individual businesses. For further details see note 19 to the consolidated financial statements as set forth on pages 125 to 129 of the Group’s Annual Reports and Financial Statements 2015 and incorporated herein by reference to Exhibit 15.2.

Currency differences decreased the Group’s revenue by £53 million in 2015 compared to 2014. Excluding amortisation of acquired intangible assets of £296 million and acquisition related costs of £35 million, currency differences reduced operating profits by £5 million in 2015 compared to 2014. Acquired intangible asset amortisation and acquisition related costs are predominantly denominated in US dollars and, after these charges, currency differences reduced operating profits by £14 million in 2015 compared to 2014. The majority of borrowings are denominated in US dollars and, after charging net finance costs, currency differences reduced profit before tax by £9 million in 2015 compared to 2014.

Recently Issued Accounting Pronouncements

Recently Issued Accounting Pronouncements are set out in note 1 to the consolidated financial statements as set forth on page 100 of the Group’s Annual Reports and Financial Statements 2015 and incorporated herein by reference to Exhibit 15.2.

LIQUIDITY AND CAPITAL RESOURCES — THE GROUP

Cash Flow

The Group’s cash generated from operations in 2015 amounted to £1,882 million (2014: £1,851 million; 2013: £1,943 million). Included in these net cash inflows are cash outflows of £45 million (2014: £27 million; 2013: £40 million) relating to acquisition related costs and exceptional restructuring costs incurred in prior years. A substantial proportion of revenue is received through subscription and similar advanced receipts, principally for scientific and medical journals and exhibition fees. At December 31, 2015 subscriptions and other revenues received in advance totalled £1,639 million (2014: £1,453 million; 2013: £1,403 million).

The Group’s cash outflow on the purchase of property, plant and equipment in 2015 was £65 million (2014: £67 million; 2013: £57 million), while proceeds from the sale of property, plant and equipment amounted to £1 million (2014: £10 million; 2013: £6 million). The cash outflow on internally developed intangible assets in 2015 was £242 million (2014: £203 million; 2013: £251 million), reflecting sustained investment in new products and related infrastructure, particularly in the Legal and Scientific, Technical & Medical businesses.

Net cash proceeds from disposals amounted to £34 million, after related separation and transaction costs, and working capital and other adjustments in respect of prior year transactions.

During 2015, the Group paid a total of £191 million (2014: £396 million; 2013: £221 million) for acquisitions, including deferred consideration of £25 million (2014: £34 million; 2013: £21 million) on past acquisitions and after taking account of net cash acquired of £3 million (2014: £9 million; 2013: £14 million). A further £16 million (2014: £6 million; 2013: £10 million) was paid on the purchase of investments during the year. During 2015, the Group paid tax of £343 million (2014: £348 million; 2013: £362 million).

Share repurchases by the parent companies in 2015 were £500 million (2014: £600 million; 2013: £600 million), with a further £100 million repurchased in 2016 as at February 24, 2016. On February 25, 2016, RELX PLC and RELX NV announced their intention to repurchase further ordinary shares up to the value of £600 million in aggregate over the remainder of 2016. In addition, the Employee Benefit Trust purchased shares in the parent companies totalling £23 million (2014: £39 million; 2013: nil). Proceeds from the exercise of share options were £24 million (2014: £45 million; 2013: £125 million).

During 2015, the Group paid ordinary dividends totalling £583 million to the shareholders of the parent companies (2014: £565 million; 2013: £549 million). Dividend payments are funded by the operating cash flow of the business after capital spend.

Debt

Net borrowings, used in assessing the Group’s financial position, at December 31, 2015 were £3,782 million (2014: £3,550 million; 2013: £3,072 million), comprising gross borrowings of £3,902 million, and £2 million of related derivative financial instrument liabilities, less cash and cash equivalents of £122 million. The majority of our borrowings are denominated in US dollars and the weakening of sterling against the dollar at the year end compared with the start of the year resulted in higher net borrowings when translated into sterling. Excluding currency effects, net borrowings increased by £113 million.

Net borrowings are reconciled as follows:

	2015	2014	2013
	£m	£m	£m
Cash & cash equivalents	122	276	132
Borrowings	(3,902)	(3,825)	(3,281)
Related derivative financial instruments	(2)	(1)	77

Net borrowings	(3,782)	(3,550)	(3,072)

Liquidity

In June 2015, the second and final of two one year extension options was exercised on the $2.0 billion committed bank facility, taking the maturity to July 2020. This back-up facility provides security of funding for short-term debt. At December 31, 2015, this facility was undrawn.

In May 2015, €600 million of euro denominated fixed rate term debt with a coupon of 1.30% and a maturity of ten years was issued. It was swapped into floating rate US dollars on issue giving the effect of issuing $669 million of floating rate US dollar debt.

The Group believes that it has ample liquidity and access to debt capital markets, providing the ability to repay or refinance borrowings as they mature and to fund ongoing requirements.

Contractual Obligations

The contractual obligations of the Group relating to debt finance and operating leases at December 31, 2015 analysed by when payments are due, are summarised below.

	Total	Less than 1 year	1-3 years	3-5 years	After 5 years
	(in millions)
Short-term debt(1)(2)	£647	£647	£—	£—	£—
Long-term debt (including finance leases)(2)	4,056	122	1,128	1,124	1,682
Operating leases	533	98	167	125	143

Total	5,236	867	1,295	1,249	1,825

(1)	Short-term debt primarily comprises term debt issues maturing within one year and commercial paper, and is supported by a $2,000 million committed bank facility maturing in July 2020 and by the central management of cash and cash equivalents. At December 31, 2015 the committed bank facility was undrawn.

(2)	Short and long-term debt obligations comprise undiscounted principal and interest cash flows. Interest cash flows are calculated by reference to the contractual payment dates and the fixed interest rates (for fixed rate debt) or the relevant forecast interest rates (for floating rate debt).

Information on retirement benefit obligations is set forth in note 6 under the heading ‘Pension schemes’ on pages 104 to 107 of the Group’s Annual Reports and Financial Statements 2015 and incorporated herein by reference to Exhibit 15.2.

Off-Balance Sheet Arrangements

Except as disclosed above under “Contractual Obligations”, we have no off-balance sheet arrangements that currently have or are reasonably likely to have a material effect on the RELX Group’s financial condition, results of operations, liquidity, capital expenditure or capital resources.

Treasury policies

The main treasury risks faced by the Group are liquidity risk, interest rate risk, foreign currency risk and credit risk. The Boards of RELX PLC, RELX NV and RELX Group plc agree overall policy guidelines for managing each of these risks. A summary of these policies is provided in note 19 to the consolidated financial statements as set forth under the heading ‘Financial Instruments’ on pages 125 to 129 of the Group’s Annual Reports and Financial Statements 2015 and incorporated herein by reference to Exhibit 15.2.

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

Over the long-term, we seek to maintain a cash flow conversion rate of 90% or higher and credit metrics that are consistent with a solid investment grade credit rating. The typical credit metrics are net debt to EBITDA, on a pensions and lease adjusted and on an unadjusted basis, and free cash flow as a percentage of net debt. Adjusted EBITDA is derived from net profit as follows:

	2015	2014	2013
	(in millions)	(in millions)	(in millions)
Net profit for the year	£1,014	£960	£1,115
Adjustments:
Taxation	298	269	81
Disposals and other non operating items	11	11	(16)
Net finance costs	174	162	196
Amortisation of acquired intangible assets	296	286	318
Depreciation and other amortisation	228	237	249
Acquisition related costs	35	30	43
Reclassification of tax in joint ventures	(6)	21	12

Adjusted EBITDA	£2,050	£1,976	£1,998

Our uses of free cash flow over the longer-term balance the dividend policy, selective acquisitions and share repurchases, while retaining the balance sheet strength to maintain access to cost effective sources of borrowing.

Further detail on our capital and liquidity management is provided in note 19 on pages 125 to 129 of the Group’s Annual Reports and Financial Statements 2015 and incorporated herein by reference to Exhibit 15.2.

Short-Term Borrowings

The Group operates commercial paper programmes to provide flexibility for funding operational requirements on a daily basis, at short notice and at competitive rates. Commercial paper is issued under both US and Euro programmes and guaranteed by RELX PLC and RELX NV. In addition, short-term borrowing facilities are established with local banks to support the daily requirements of businesses operating in certain countries where there may be restrictions on borrowing from affiliates. Term debt comprises borrowings with an original maturity of greater than one year and which mature within 12 months of the reporting date. These short-term borrowings were backed up at December 31, 2015 by a $2.0 billion committed bank facility maturing in July 2020 which was undrawn. The short-term borrowing programmes are run in conjunction with term debt programmes which comprise the majority of our debt and provide the Group with security of funding.

The average amount and the average interest rate during the year have been calculated by taking the average of the amounts outstanding at each month end (translated to sterling at the respective month end rate) and the average of the interest rate applicable at each month end. Commercial paper issuance reached a maximum month end level of £620 million in January 2015, and short-term loans and overdrafts reached a maximum month end level of £106 million in November 2015, both as a result of movements in trading cash flows. Term debt reached a maximum month end level of £400 million from October 2015 onwards as the maturity of the £400 million term debt issue expiring in October 2016 then fell below 12 months.

Short-term borrowings as at December 31,	2015 £m	2015 Weighted average interest rate %	2014 £m	2014 Weighted average interest rate %	2013 £m	2013 Weighted average interest rate %
Commercial paper	113	0.4	465	0.3	229	0.3
Short-term loans and overdrafts	105	2.2	84	0.8	58	1.3
Finance leases	6	1.8	7	2.2	9	2.1
Term debt	400	5.6	120	5.2	352	2.0

Total short-term borrowings	624		676		648

Average short-term borrowings during the year ended December 31,	2015 £m	2015 Weighted average interest rate %	2014 £m	2014 Weighted average interest rate %	2013 £m	2013 Weighted average interest rate %
Commercial paper	458	0.3	600	0.3	333	0.2
Short-term loans and overdrafts	93	2.1	51	1.4	71	1.3
Finance leases	7	2.7	4	2.3	8	2.3
Term debt	111	5.6	183	3.2	725	4.7

Maximum month end short-term borrowings	2015 £m	2014 £m	2013 £m
Commercial paper	620	747	486
Short-term loans and overdrafts	106	103	230
Finance leases	7	7	9
Term debt	400	351	1,050

INTELLECTUAL PROPERTY

Our products and services include and utilise intellectual property content delivered through a variety of media, including online, journals and books. We rely on trademark, copyright, patent, trade secret and other intellectual property laws, as well as in some cases licensing arrangements with third parties, to establish and protect our proprietary rights in these products and services.

TREND INFORMATION

Trends, uncertainties and events which can affect the revenue, operating profit and liquidity and capital resources of RELX Group include the usage, penetration and customer renewal of our products and the prices that customers pay for our products, the migration of products to online services, investment in new products and services, cost control and the impact of our cost reduction programmes on operational efficiency, the levels of legal industry and academic library funding, the impact of economic conditions on corporate and other customer budgets, the actions of competitors and regulatory and legislative developments.

Trends, uncertainties and events which could have a material impact on our revenue, operating profit and liquidity and capital resources are discussed in further detail in “Item 3: Key Information — Risk Factors”; “Item 4: Information on the Group”; and “Item 5: Operating and Financial Review and Prospects — Operating Results — The Group; Liquidity and Capital Resources”.

ITEM 6: DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

DIRECTORS

The information on the Directors of each of RELX PLC, RELX NV and RELX Group plc as at February 24, 2016 is set forth under the headings ‘Executive Directors’ and ‘Non-Executive Directors’ on pages 64 to 65 of the Group’s Annual Reports and Financial Statements 2015 and is incorporated herein by reference to Exhibit 15.2.

As a general rule, Non-Executive Directors serve for an initial term of three years, and are typically expected to serve two three-year terms, although the Boards may invite an individual to serve for an additional period of three years.

The Directors are as follows:

Name (Age)	RELX PLC, RELX NV and RELX Group plc

Erik Engstrom (52)	Executive Director and Chief Executive Officer

Anthony Habgood (69)	Non-Executive Chairman(2)(3)(4)

Wolfhart Hauser (66)	Non-Executive Director(2)(3)(4)

Adrian Hennah (58)	Non-Executive Director(1)(4)

Lisa Hook (57)	Non-Executive Director(2)(3)(4)(5)

Marike van Lier Lels (56)	Non-Executive Director(1)(4)

Nick Luff (48)	Executive Director and Chief Financial Officer

Robert Polet (60)	Non-Executive Director(2)(4)

Linda Sanford (63)	Non-Executive Director(1)(4)

Ben van der Veer (64)	Non-Executive Director(1)(3)(4)

(1)	Member of the Audit Committees of the Boards of RELX PLC, RELX NV and RELX Group plc.

(2)	Member of the Remuneration Committee of the Board of RELX Group plc.

(3)	Member of the joint Nominations Committee of the Boards of RELX PLC and RELX NV.

(4)	Member of the joint Corporate Governance Committee of the Boards of RELX PLC and RELX NV.

(5)	Senior Independent Director, as defined by the UK Corporate Governance Code.

Following the implementation of our simplified corporate structure, we fully aligned membership of the Boards with the appointment of Marike van Lier Lels as a Non-Executive Director of RELX PLC and RELX Group plc. Marike has served as a Non-Executive Director of RELX NV and as a member of the Corporate Governance Committee since 2010. The Boards are now comprised of the same directors.

Two of our long-serving Non-Executive Directors, Lisa Hook and Robert Polet, will retire from the Boards after our Annual General Meetings in April 2016. In February, we announced that Carol Mills and Robert MacLeod will join the Boards as Non-Executive Directors, subject to shareholder approval. Ms Mills has more than 30 years in the enterprise technology and software sectors, including extensive US board experience, and Mr MacLeod has considerable international experience in executive and non-executive roles in the engineering and chemicals sectors, most recently as Chief Executive Officer of Johnson Matthey Plc, a FTSE 100 company. We also announced that Dr Wolfhart Hauser, who has served as a Non-Executive Director since 2013, will succeed Lisa Hook as the Senior Independent Director.

SENIOR MANAGEMENT

The executive officers of RELX PLC, RELX NV and RELX Group plc, other than Directors, at February 24, 2016 were:

Henry Udow: Chief Legal Officer and Company Secretary of RELX PLC and RELX Group plc. A US and British citizen who is admitted to the Bar of New York State. Joined the Group in 2011. Prior to joining the Group he was Chief Legal Officer and Company Secretary of Cadbury plc.

Ian Fraser: Human Resources Director of RELX Group plc. Joined the Group in 2005. Prior to joining the Group, he was Human Resources Director at BHP Billiton plc and, before that, held senior positions in human resources at Charter plc and Woolworths plc.

Jans van der Woude: Company Secretary and Legal Counsel of RELX NV. A Dutch lawyer. Prior to joining the Group in 2009 was legal advisor to Corporate Express NV. Before that was Corporate Legal Director of TNT NV, having previously been General Counsel at Getronics NV.

COMPENSATION

The remuneration policy as approved by RELX PLC shareholders at the 2014 Annual General Meeting continues to apply unchanged and is hereby incorporated by reference to Exhibit 15.3.

The policy relating to payment for loss of office of Executive Directors and Non-Executive Directors is set out on pages 8 to 10 of Exhibit 15.3 and is incorporated herein by reference.

Compensation of executive officers

The aggregate compensation (salary, annual incentive, benefits, pension, cash allowance in lieu of pension and dividend equivalents received in respect of shares vested during 2015 under BIP and LTIP) paid during 2015 (and in respect of the annual incentive earned in respect of 2015) to those who were executive officers (other than Directors) of RELX Group as at February 24, 2016 for the year ended December 31, 2015 was £2,774,539, which included contributions made to the pension plans in respect of such officers of £85,337.

ANNUAL REMUNERATION REPORT

The Annual Remuneration Report is set out on pages 78 to 90 of the Group’s Annual Reports and Financial Statements 2015 and is incorporated herein by reference to Exhibit 15.2.

SHARE OWNERSHIP

Multi-year incentive interests

This information is set forth under the headings ‘Multi-year incentive interests’ on page 85 and 86 of the Group’s Annual Reports and Financial Statements 2015 and incorporated herein by reference to Exhibit 15.2.

The Group

As of December 31, 2015 we operated and/or had awards outstanding under a number of equity-based plans as follows:

(i)	All-Employee Equity-Based Plans

The following two plans are local all-employee equity based plans:

(a)	UK SAYE Share Option Scheme (the SAYE Scheme)

Options over RELX PLC ordinary shares have been granted under the SAYE Scheme. Shares may be acquired at not less than the higher of (i) 80% of the closing market price for the relevant share on The London Stock Exchange three dealing days before invitations to apply for options are issued, and (ii) if new shares are to be subscribed, their nominal value.

All UK employees of RELX Group plc and participating companies under its control in employment at the date of invitation are entitled to participate in the SAYE Scheme. In addition, the Directors of RELX Group plc may permit other employees of RELX Group plc and participating companies under its control to participate.

Invitations to apply for options may normally only be issued within 42 days after the announcement of our consolidated results for any period. No options may be granted more than 10 years after the approval of the scheme. A new 2013 SAYE Share Option Scheme was implemented during 2013. It replaced the 2003 SAYE Share Option Scheme, under which the final grant of options permitted within the scheme’s 10 year validity period was made during 2012. Outstanding options granted under the 2003 SAYE Share Option Scheme will remain capable of exercise until 2018.

On joining the SAYE Scheme, a save as you earn contract (a Savings Contract) must be entered into with an appropriate savings body, under which savings of between £10 and £500 per month may be made to such savings body for a period of three or five years. A bonus may be payable under the Savings Contract at the end of the savings period. Bonus rates are determined by HMRC. The amount of the monthly contributions may be reduced if applications exceed the number of RELX PLC ordinary shares available for the grant of options on that occasion.

The number of RELX PLC ordinary shares over which an option may be granted is limited to that number of shares which may be acquired at the exercise price out of the repayment proceeds (including any bonus) of the Savings Contract.

Options under the SAYE Scheme may normally only be exercised for a period of six months after the bonus date under the relevant Savings Contract. However, options may be exercised earlier than the normal exercise date in certain specified circumstances, including death, or on ceasing employment on account of injury, disability, redundancy, reaching the specified retirement age, or upon retirement under our self-standing retirement policy for the SAYE Scheme or the sale of the business or subsidiary for which the participant works, or on ceasing employment for any other reason, or provided the option has been held for at least three years. Exercise is allowed in the event of an amalgamation, reconstruction or take-over of the company whose shares are under option; alternatively, such options may, with the agreement of an acquiring company or a company associated with it, be exchanged for options over shares in the acquiring company or that associated company. Options may also be exercised in the event of the voluntary winding-up of the company whose shares are under option. In the event that options are exercised before the bonus date, the participant may acquire only the number of shares that can be purchased with the accumulated savings up to the date of exercise, plus interest (if any).

In the event of any capitalisation or rights issue by RELX PLC or RELX NV, or of any consolidation, subdivision or reduction of their share capital, the number of shares subject to any relevant option and/or the exercise price may be adjusted with the approval of HMRC, subject to the independent auditors of RELX Group plc confirming in writing that such adjustment is, in their opinion, fair and reasonable.

The executive directors have waived their right to participate in the SAYE Scheme.

(b)	Netherlands convertible debenture stock arrangements

This facility consists of an annual issue by RELX NV of a convertible debenture loan (the Netherlands Convertible Debenture Stock Scheme) that is open for subscription by staff employed by our companies in the Netherlands or temporarily seconded to affiliates abroad. The interest rate of the scheme is determined quarterly on the basis of the highest market rates on internet savings which can be withdrawn at a day’s notice in the Netherlands. Employees can annually subscribe for one or more debentures of €200 each, up to a maximum amount equal to 20% of the equivalent of 15 times the employee’s fixed gross monthly salary, including any fixed monthly allowances, but excluding any non-monthly salary components (holiday pay, annual incentives, profit shares etc). Interest is payable in arrears in the month of January following the subscription year. The loans have a term of 10 years. During the 10-year term of the loan employees can decide to convert their claim on RELX NV into shares at an exercise price equal to the price of a RELX NV share on Euronext Amsterdam on the last dealing day of the month in which the employee has subscribed for the loan (the exercise price). Each debenture of €200 can be converted into 50 shares in RELX NV against payment of 50 times the exercise price, less €200.

(ii)	Executive Equity-Based Plans

Our executive equity-based plans comprise:

(a)	Long-term incentive plan (LTIP)

The LTIP 2013 applies to senior executives (including executive officers and executive directors). Awards may be granted as performance share awards or nil-cost options but it is currently intended to only grant performance share awards. Awards vest subject to performance measured over three financial years. Awards may be satisfied with new issue shares, a transfer of treasury shares or shares purchased in the market, but it is currently intended to continue the existing practice of satisfying awards with shares purchased in the market. The performance measures and targets applicable to awards granted in 2015 under this plan are set forth on page 83 of the Group’s Annual Reports and Financial Statements 2015 and are incorporated herein by reference to Exhibit 15.2. The vesting of awards is also subject to participants meeting a minimum shareholding requirement and continued employment (except for certain categories of approved leavers). Dividend equivalents accrue over the performance period and are paid out in cash at the end to the extent that the awards vest. Further, shares vested from awards granted to the executive directors from 2014 onwards are subject to a further six months holding period post vesting.

(b)	Executive share option schemes (ESOS)

The plans in this category comprise the Executive Share Option Scheme 2013 (ESOS 2013) and the Share Option Scheme 2003 (ESOS 2003). Details of the ESOS 2003 have been disclosed in previous Annual Reports on Form 20-F.

The ESOS 2013 applies to around 1,000 executives (including executive officers and executive directors). Market value options are granted which vest (subject to performance in the case of executive directors) after three years and remain exercisable, subject to continued employment, until the tenth anniversary of grant. Options may be satisfied with new issue shares, a transfer of treasury shares or shares purchased in the market, but it is currently intended to continue the existing practice of satisfying options with new issue shares. The performance measure and targets applicable to options granted in 2015 under this plan to executive directors are set forth on page 83 of the Group’s Annual Reports and Financial Statements 2015 and are incorporated herein by reference to Exhibit 15.2.

ESOS 2003 has options outstanding under it but no further options have been granted under this plan since 2013.

(c)	Bonus investment plans (BIP)

The Bonus Investment Plan 2010 (BIP 2010) is a voluntary plan aimed at encouraging personal investment in, and ongoing holding of, RELX shares to promote greater alignment with shareholders and support the retention of key talent. Details of the BIP 2010 have been disclosed in previous Annual Reports on Form 20-F. Awards were made in 2015 under BIP 2010 to senior executives (including executive officers and executive directors). The performance measures and targets applicable to awards granted in 2015 are set forth on page 83 of the Group’s Annual Reports and Financial Statements 2015 and is incorporated herein by reference to Exhibit 15.2.

(d)	Retention Share Plan (RSP) and Restricted Share Plan (RSP 2014)

The RSP is used to facilitate the grant of one-off awards of restricted shares, where appropriate, to senior new hires for example, to buy out share-based awards from previous employment. The restricted shares which have been awarded will be satisfied by shares purchased in the market and executive directors are not eligible to participate. In 2014, the RSP 2014 replaced the RSP for the type of awards described above. No awards have yet been granted under the RSP 2014.

Since 2006, employees eligible to participate in the ESOS (see (b) above), other than executive directors, have been able to choose prior to the date of grant whether to receive all or part of their grant in the form of restricted shares based on a pre-determined conversion ratio of one share for every five options that would otherwise be granted to them under ESOS. The RSP is the vehicle used to deliver the award of such restricted shares. The restricted shares vest after the expiry of three years from the date of grant, subject to the participant remaining employed by us or a participating company under our control. The restricted shares awarded are satisfied by shares purchased in the market.

Share options and conditional share awards

At February 24, 2016 the total number of shares subject to outstanding options was:

	Number of outstanding options		Options over shares	Option price range
UK SAYE Scheme	2,379,322		RELX PLC	£4.108-£9.496
Netherlands Convertible Debenture Stock Scheme	2,000,914	*	RELX NV	€4.781-€16.385	**
ESOS	5,804,789		RELX PLC	€4.665-€11.60
	6,314,183	*	RELX NV	€5.403-€15.38	**

*	The number of options outstanding over RELX NV ordinary shares reflects the change in the equalisation ratio and bonus share issue of 0.538 shares (options) for every one RELX NV ordinary share (option) held.

**	Reflects the change in the equalisation ratio and bonus share issue effective from July 1, 2015.

Share options are expected, upon exercise, to be met principally by the issue of new RELX shares, but may also be met from shares held by the Employee Benefit Trust.

At February 24, 2016 the following conditional share awards were also outstanding:

	Number of outstanding awards	Awards over shares in
LTIP	2,940,850	RELX PLC
	3,150,020	RELX NV
BIP*	2,245,333	RELX PLC
	2,090,714	RELX NV
RSP	1,144,843	RELX PLC
	1,029,057	RELX NV
Other**	65,656	RELX PLC
	72,229	RELX NV

*	Comprises RELX ordinary shares and RELX ADRs.

**	Performance share award granted to Nick Luff on September 2, 2014 with a performance period ended December 31, 2015. This award was not granted under an existing plan – the award of RELX PLC ordinary shares falls within paragraph 9.4.2(2)R of the UK Listing Rules and the award of RELX NV ordinary shares was approved by shareholders at the Annual General Shareholders’ Meeting of RELX NV on April 23, 2014. These awards will be satisfied with shares purchased in the market.

Share ownership

The interests of those individuals who were Directors of RELX PLC and RELX NV as at December 31, 2015 in the issued share capital of the respective companies at the beginning and end of the year are shown under the heading ‘Statement of Directors’ shareholdings and other share interests’ on page 84 of the Group’s Annual Reports and Financial Statements 2015 and is incorporated herein by reference to Exhibit 15.2.

The interests of the current executive directors of RELX PLC and RELX NV in the issued share capital of the respective companies as at March 7, 2016 were:

	Interest in RELX PLC shares	Interest in RELX NV shares*
Erik Engstrom	160,036	803,742
Nick Luff	100,010	108,960

*	Comprises ordinary shares and ADRs.

Shares and options held by executive officers

The following table indicates the total aggregate number of RELX PLC and RELX NV securities beneficially owned (comprising ordinary shares and ADRs) and the total aggregate number of share options (comprising ordinary shares only) and conditional share awards (comprising ordinary shares and ADRs) held by the executive officers (other than Directors) of RELX Group plc (three persons) in office as of February 24, 2016:

	RELX PLC shares	RELX PLC ordinary shares subject to options	RELX PLC conditional share awards	RELX NV shares	RELX NV ordinary shares subject to options	RELX NV conditional share awards
Executive officers (other than Directors)	239,264	149,483	455,285	114,179	187,659	356,644

The options over RELX PLC ordinary shares included in the above table are exercisable at prices ranging from £5.155 to £11.52 per share and between the date hereof and 2025. The options over RELX NV ordinary shares included in the above table are exercisable at prices ranging from €5.832 to €15.365 per share and between the date hereof and 2026. The RELX PLC and RELX NV conditional share awards included in the above table will vest between 2016 and 2018.

BOARD PRACTICES

THE GROUP

Membership of the Boards of RELX PLC, RELX NV and RELX Group plc is aligned. All of the Directors of RELX Group plc are also Directors of RELX PLC and RELX NV. RELX NV may nominate for appointment up to two Non-Executive Directors who are not appointed to the Boards of either RELX PLC or RELX Group plc. Subject to shareholders of RELX PLC and RELX NV re-electing those Directors who are standing for re-election at their respective Annual General Meetings in 2016, all the Directors of RELX Group plc will also be Directors of RELX PLC and of RELX NV. For a complete description of the Board membership positions and executive officer positions within the Group, see “Directors” and “Senior Management” on page 29. Details of the membership of the Audit Committees of RELX Group plc, RELX PLC and RELX NV and details of the membership of the Remuneration Committee are given under “Directors” on page 29.

RELX GROUP PLC

The RELX Group plc Board consists of two Executive Directors and eight Non-Executive Directors. A person may only be appointed or proposed or recommended for appointment to the Board if that person has been nominated for that appointment by the joint Nominations Committee of RELX PLC and RELX NV. Persons nominated by the Nominations Committee will be required to be approved by the RELX Group plc Board, prior to appointment to the RELX Group plc Board.

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

Copies of the terms of reference of the Audit Committee and the Remunerations Committee are available on request and can be viewed on our website, www.relx.com. The information on our website is not incorporated by reference into this report.

Arrangements established at the time of the merger of RELX PLC’s and RELX NV’s businesses provide that, if any person (together with persons acting in concert with him) acquires shares, or control of the voting rights attaching to shares, carrying more than 50% of the votes ordinarily exercisable at a general meeting of RELX PLC or RELX NV and has not made a comparable takeover offer for the other party, the other party may by notice suspend or modify the operation of certain provisions of the merger arrangements, such as (i) the right of the party in which control has been acquired (the “Acquired Party”) to appoint or remove directors of RELX PLC, RELX NV and RELX Group plc and (ii) the Standstill Obligations (defined below) in relation to the Acquired Party. Such a notice will cease to apply if the person acquiring control makes a comparable offer for all the equity securities of the other within a specified period or if the person (and persons acting in concert with him) ceases to have control of the other.

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

The articles of association of RELX Group plc contain certain restrictions on the transfer of shares in RELX Group plc. In addition, pursuant to arrangements established at the time of the merger, neither RELX PLC nor RELX NV may acquire or dispose of any interest in the share capital of the other or otherwise take any action to acquire the other without the prior approval of the other (the “Standstill Obligations”). The Panel on Takeovers and Mergers in the United Kingdom (the “Panel”) has stated that in the event of a change of statutory control of either RELX PLC or RELX NV, the person or persons acquiring such control will be required to make an offer to acquire the share capital of RELX Group plc held by the other, in accordance with the requirements of the City Code on Takeovers and Mergers in the United Kingdom. This requirement would not apply if the person acquiring statutory control of either RELX PLC or RELX NV made an offer for the other on terms which are considered by the Panel to be appropriate.

RELX PLC

The RELX PLC Board currently consists of two Executive Directors and eight Non-Executive Directors. A person may only be appointed or proposed or recommended for appointment to the Board if that person has been nominated for that appointment by the joint Nominations Committee of RELX PLC and RELX NV. Persons nominated by the Nominations

Committee will be required to be approved by the RELX PLC Board, prior to the appointment to the RELX PLC Board. A copy of the terms of reference of the Nominations Committee is available on request and can be viewed on our website, www.relx.com. The information on our website is not incorporated by reference into this report.

Notwithstanding the provisions outlined above in relation to the appointment to the Board, RELX PLC shareholders retain their rights under RELX PLC’s articles of association to appoint Directors to the RELX PLC Board by ordinary resolution. RELX PLC shareholders may also, by ordinary resolution, remove a Director from the Board of RELX PLC, and in such circumstances that Director will also be required to be removed or resign from the Boards of RELX NV and RELX Group plc (except in circumstances where there has been a change of control of RELX PLC and not RELX NV).

The RELX PLC Board has also established the following Committees:

—	Audit — currently comprising four independent Non-Executive Directors;

—	Corporate Governance — a joint Committee of RELX PLC and RELX NV, comprising all Non-Executive Directors of each company; and

—	Nominations — a joint Committee of RELX PLC and RELX NV, currently comprising four Non-Executive Directors including the Chairman of the Board.

RELX Group plc has established a Remuneration Committee, which is responsible for determining the remuneration policy (subject to shareholder approval) and monitoring and deciding its implementation for the Executive Directors of RELX PLC and RELX Group plc, and considering the remuneration for the Executive Directors of RELX NV.

Under the articles of association of RELX PLC, one third of the Directors shall retire from office and, if they wish, make themselves available for re-election by shareholders at the Annual General Meeting. Notwithstanding these provisions in the articles of association, in accordance with the provisions of the UK Corporate Governance Code all Directors normally retire and offer themselves for re-election at each Annual General Meeting.

RELX NV

RELX NV has a unitary board comprising both Executive and Non-Executive Directors. The Board currently comprises two Executive Directors and eight Non-Executive Directors. Directors shall be appointed by the General Meeting upon a proposal of the Non-Executive Directors based on a nomination for appointment by the joint Nominations Committee of RELX NV and RELX PLC. The articles of association of RELX NV provide that a resolution of the General Meeting to appoint a Director other than in accordance with a proposal of the Board can only be taken by a majority of at least two-thirds of the votes cast if less than one-half of RELX NV’s issued capital is represented at the meeting.

The General Meeting of RELX NV may also, by ordinary resolution, resolve to suspend or dismiss each Director of RELX NV. In addition, each Executive Director of the Board can, at any time, be suspended by the Board. In such circumstances that Executive Director will also be required to be removed or resign from the Boards of RELX PLC and RELX Group plc (except in circumstances where there has been a change of control of RELX NV and not RELX PLC).

The RELX NV Board has established the following committees:

—	Audit — currently comprising four Non-Executive Directors;

—	Corporate Governance — a joint Committee of RELX NV and RELX PLC, comprising all Non-Executive Directors of each company; and

—	Nominations — a joint Committee of RELX NV and RELX PLC, currently comprising four Non-Executive Directors including the Chairman of the Board.

RELX Group plc has established a Remuneration Committee, which is responsible for considering the remuneration for the Executive Directors of RELX NV, and determining the remuneration policy (subject to shareholder approval) and monitoring its implementation for the Executive Directors of RELX Group plc and RELX PLC.

Under the Articles of Association of RELX NV, a Director of RELX NV shall retire no later than on the day on which the first General Meeting is held following the lapse of three years after his appointment, with the possibility of re-appointment and shall retire periodically in accordance with a rotation plan drawn up by the Board. Notwithstanding these provisions in the articles of association, in accordance with the provisions of the UK Corporate Governance Code all Directors retire and seek re-appointment at each Annual General Meeting. To align the arrangements regarding appointment for the Boards of RELX NV and RELX PLC annual re-appointment shall not affect the term of their three-year appointment. As a general rule, Non-Executive Directors serve for two three-year terms. The Nominations Committee may recommend that individual Non-Executive Directors serve up to one additional three-year term. A schedule with the anticipated dates of retirement of Directors is published on our website, www.relx.com. A copy of the terms of reference of the Nominations Committee is available on request and can be viewed on our website. The information on our website is not incorporated by reference into this report.

EMPLOYEES

The number of people employed is disclosed in note 5 to the consolidated financial statements, set forth under the heading ‘Personnel’ on page 103 of the Group’s Annual Reports and Financial Statements 2015 and is incorporated herein by reference to Exhibit 15.2.

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

ITEM 7: MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

RELX PLC

Substantial share interests

As at March 7, 2016, we had been notified by the following shareholders that they held an interest of 3% or more in voting rights(1) of the issued share capital of RELX PLC. The number of shares and percentage interests stated below are as disclosed at the date on which the interests were notified to us:

Identity of Person or Group(2)	Number of Shares	% of Class
BlackRock, Inc	107,062,804	9.62
Invesco Limited	58,810,637	5.03
Legal & General Group plc	41,300,403	3.40

(1)	Under the UK Disclosure and Transparency Rules, subject to certain limited exceptions, persons or groups with an interest of 3% or more in voting rights of the issued RELX PLC ordinary share capital are required to notify both RELX PLC and the UK Financial Conduct Authority of their interest. Shares held in treasury, which do not carry voting rights, are disclosed on page 44.

(2)	Under the UK Large and Medium-sized Companies and Groups (Financial Statements and Reports) Regulations 2008, RELX PLC is required to disclose information they are aware of regarding the identity of each person with a significant direct or indirect holding of securities in RELX PLC as at the financial year end.

As far as RELX PLC is aware, except as disclosed herein, it is neither directly or indirectly owned nor controlled by one or more corporations or by any government.

At December 31, 2015 there were 16,333 ordinary shareholders, including the depositary for RELX PLC’s ADR programme, with a registered address in the United Kingdom, representing 99.13% of shares issued.

RELX PLC is not aware of any arrangements the operation of which may at a subsequent date result in a change in control of RELX PLC. The major shareholders of RELX PLC do not have different voting rights to other ordinary shareholders.

RELX NV

Substantial share interests

As of March 7, 2016, we were aware of the following disclosable interests of 3% or more in the issued RELX NV shares based on the public database of and on notification received from the Netherlands Authority for the Financial Markets(1) or provided as a Schedule 13G filing(2). The number of shares and percentage interests stated below are as disclosed on the date on which the interests were notified to us:

Identity of Person or Group	Number of Shares	% of Class
BlackRock, Inc	84,830,441	8.10
RELX NV(3)	54,292,694	5.18
The Bank of New York Mellon Corporation	37,297,924	5.04
Causeway Capital Management LLC	50,989,287	4.86
FIL Limited	43,038,441	4.11
Henderson Group Plc	22,678,471	3.06
Jupiter Asset Management Limited	31,545,168	3.01

(1)	Under Article 5:38 of the Netherlands Financial Markets Supervision Act, any person acquiring or disposing of shares or voting rights in public companies established under the laws of the Netherlands listed on a stock exchange in the European Union, is required to notify the Netherlands Authority for the Financial Markets (AFM) without delay if such person knows, or should know, that such interest therein reaches, exceeds or drops below a 3%, 5%, 10%, 15%, 20%, 25%, 30%, 40%, 50%, 60%, 75% and 95% threshold. No interest in the shares or voting rights of RELX NV of 10% or more has been disclosed in the AFM’s registers.

(2)	The Securities Exchange Act of 1934, as amended, requires any person who has, as at the end of the calendar year, a direct or indirect beneficial interest in 5% or more of the issued share capital of a company, to file a statement on Schedule 13G with the Securities and Exchange Commission reporting such interest within 45 days following the end of the calendar year.

(3)	Under Dutch regulations, RELX NV is required to notify the AFM if it acquires shares in its own capital as a result of which its percentage of shares in its own capital reaches, exceeds or falls below certain thresholds (including 3% and 5%).

As far as RELX NV is aware, except as disclosed herein, it is neither directly nor indirectly owned or controlled by any single corporation or corporations acting jointly, nor by any government.

RELX NV is not aware of any arrangements the operation of which may at a subsequent date result in a change in control of RELX NV. The major shareholders of RELX NV do not have different voting rights to other ordinary shareholders.

RELATED PARTY TRANSACTIONS

Transactions with joint ventures and key management personnel, comprising the Executive and Non-Executive Directors of RELX PLC and RELX NV, are set out in note 28 to the consolidated financial statements set forth under the heading ‘Related party transactions’ on page 136 of the Group’s Annual Reports and Financial Statements 2015 and is incorporated herein by reference to Exhibit 15.2.

Further details of remuneration of key management personnel are set out in “Item 6 — Directors, Senior Management and Employees”.

ITEM 8: FINANCIAL INFORMATION

FINANCIAL STATEMENTS

See Item 18: Financial Statements, incorporated herein by reference.

There were no subsequent events after the balance sheet date which would require disclosure in the consolidated financial statements for the year ended December 31, 2015.

DIVIDEND POLICY

Dividends to RELX PLC and RELX NV shareholders are, other than in special circumstances, equalised at the gross level, including the benefit of the prevailing UK attributable tax credit of 10% available to certain RELX PLC shareholders. The UK government has announced that dividend tax credits will be abolished with effect from April 6, 2016, impacting dividends paid after this date. The exchange rate used for each dividend calculation as defined in the RELX Group governing agreement is the average of the closing mid-point spot euro:sterling exchange rate for the five consecutive business days commencing with the tenth business day before the dividend determination date. The Boards of RELX PLC and RELX NV have adopted dividend policies in recent years in respect of their equalised dividends that, subject to currency considerations, more closely align dividend growth with growth in adjusted earnings, consistent with the dividend normally being covered over the longer term at least two times by adjusted earnings (i.e. before the amortisation of acquired intangible assets, acquisition related costs, net financing charge on defined benefit pension schemes, disposal gains and losses and other non operating items, related tax effects, other deferred tax credits from intangible assets and exceptional prior year tax credits).

LEGAL PROCEEDINGS

Various of the Group’s subsidiaries operating in the United States have been the subject of legal proceedings and federal and state regulatory actions relating to data security breaches, pursuant to which unauthorised persons obtained personal identifying information from our databases, or alleged breaches of privacy laws in connection with the obtaining and disclosure by such subsidiaries of information without the consent of the individuals involved. The principal actions and investigations have been settled, with the substantial portion of cash payments agreed to be paid by these subsidiaries being reimbursed by insurance and third-party indemnities. The settlements generally require strict data security programs, submissions of regulatory reports and on-going monitoring by independent third parties to ensure our compliance with the terms of those settlements. While the costs of such on-going monitoring will be borne by us, neither the costs of compliance nor the costs of such on-going monitoring are expected to have a material adverse effect on our financial position or the results of our operations.

Many of the products offered by Risk & Business Analytics are subject to regulation under the US Fair Credit Reporting Act (“FCRA”), Gramm Leach Bliley Act (“GLBA”), Driver’s Privacy Protection Act (“DPPA”) and related state laws requiring that we meet certain obligations in connection with the disclosure of information. Certain of these laws further provide for statutory penalties and attorneys’ fees for non-compliance. In the normal course of its business, Risk & Business Analytics deals with individual and class action lawsuits claiming violation of one or more of these statutes. Other than pending matters, to date, these cases have either been settled or successfully defended with a substantial portion of cash payments agreed to be paid by our insurance providers. These proceedings have not had, and are not expected to have, a material adverse effect on our financial position or the results of our operations.

We are party to various other legal proceedings arising in the ordinary course of our business, the ultimate resolutions of which are not expected to have a material adverse effect on our financial position or the results of our operations.

ITEM 9: THE OFFER AND LISTING

TRADING MARKETS

RELX PLC

The RELX PLC ordinary shares are listed on the London Stock Exchange and the New York Stock Exchange. The London Stock Exchange is the principal trading market for RELX PLC ordinary shares. Trading on the New York Stock Exchange is in the form of American Depositary Shares (ADSs), evidenced by American Depositary Receipts (ADRs) issued by Citibank N.A., as depositary. Each ADS represents one RELX PLC ordinary share.

The table below sets forth, for the periods indicated, the high and low closing middle market quotations for the RELX PLC ordinary shares on the London Stock Exchange as derived from the Daily Official List of the London Stock Exchange and the high and low last reported sales prices in US dollars for the RELX PLC ADSs on the New York Stock Exchange, as derived from the New York Stock Exchange Composite Tape, and reported by Bloomberg:

	Pence per ordinary share		US dollars per ADS
Calendar Periods	High	Low	High	Low
2015	1,220	1,011	18.38	15.63
2014	1,113	866	17.44	14.43
2013	899	641	15.01	10.25
2012	652	469	10.51	7.23
2011	591	461	9.44	7.40

2015
Fourth Quarter	1,220	1,119	18.32	17.16
Third Quarter	1,132	1,011	17.67	15.63
Second Quarter	1,179	1,035	17.44	16.21
First Quarter	1,188	1,066	18.38	16.19

2014
Fourth Quarter	1,113	939	17.44	14.92
Third Quarter	1,011	917	16.64	15.80
Second Quarter	959	866	16.32	14.60
First Quarter	935	878	15.64	14.43

2013
Fourth Quarter	899	822	15.01	13.17
Third Quarter	854	761	13.60	11.55
Second Quarter	796	715	12.10	11.09
First Quarter	782	641	11.88	10.25

Month
February 2016	1,253	1,126	17.97	16.51
January 2016	1,230	1,135	17.81	16.48
December 2015	1,220	1,137	18.32	17.39
November 2015	1,198	1,147	18.21	17.53
October 2015	1,174	1,119	18.12	17.16
September 2015	1,132	1,019	17.39	15.63

Following the corporate restructuring, RELX PLC ADSs were adjusted such that one RELX PLC ADS represents one RELX PLC share. Prior year comparatives have been adjusted retrospectively to reflect this change.

RELX NV

The RELX NV shares are quoted on Euronext Amsterdam NV and the New York Stock Exchange. Euronext Amsterdam is the principal trading market for RELX NV shares. Trading on the New York Stock Exchange is in the form of ADSs, evidenced by ADRs issued by Citibank N.A., as depositary. Each ADS represents one RELX NV share.

The table below sets forth, for the periods indicated, the high and low closing middle market quotations for the RELX NV shares on Euronext Amsterdam as derived from the Officiële Prijscourant of Euronext Amsterdam and the high and low last reported sales prices in US dollars for the RELX NV ADSs on the New York Stock Exchange, as derived from the New York Stock Exchange Composite Tape, and reported by Bloomberg:

	€ per ordinary share		US dollars per ADS
Calendar Periods	High	Low	High	Low
2015	16.50	12.42	17.45	14.78
2014	12.97	9.56	16.03	13.26
2013	10.28	7.27	13.98	9.42
2012	7.39	5.31	9.62	6.62
2011	6.68	4.93	9.05	6.90

2015
Fourth Quarter	16.50	14.34	17.45	16.30
Third Quarter	15.45	13.21	16.81	14.95
Second Quarter	15.65	13.74	16.58	15.23
First Quarter	15.40	12.42	16.75	14.78

2014
Fourth Quarter	12.97	10.67	16.03	13.66
Third Quarter	11.77	10.55	15.12	14.34
Second Quarter	10.95	9.56	14.94	13.26
First Quarter	10.55	9.81	14.47	13.29

2013
Fourth Quarter	10.28	9.40	13.98	12.70
Third Quarter	9.80	8.45	13.18	10.95
Second Quarter	8.73	7.97	11.18	10.47
First Quarter	8.69	7.27	11.11	9.42

Month
February 2016	15.44	13.65	16.94	15.51
January 2016	15.37	13.97	16.76	15.42
December 2015	16.50	14.91	17.45	16.51
November 2015	16.41	15.53	17.36	16.72
October 2015	15.57	14.34	17.21	16.30
September 2015	14.57	13.33	16.46	14.95

Following the corporate restructuring, RELX NV ADSs were adjusted such that one RELX NV ADS represents one RELX NV share. Prior year comparatives for ordinary shares and ADSs have been adjusted retrospectively to reflect this change.

ITEM 10: ADDITIONAL INFORMATION

ARTICLES OF ASSOCIATION

RELX PLC

A copy of RELX PLC’s current Articles of Association (the “Articles”) is filed as Exhibit 1.1 — see “Item 19: Exhibits” on pages S-3 and S-4.

The following is a summary of the current Articles. As a summary, it is not exhaustive and is qualified in its entirety by reference to UK law and the Articles.

Company’s Objects

RELX PLC’s objects are unrestricted.

Share Capital

As at December 31, 2015 issued ordinary share capital comprised 1,175.9 million shares of 14 51/116 p. At December 31, 2015 shares held in treasury totalled 69.3 million. Of these, 5.4 million ordinary shares were held by the Employee Benefit Trust and 63.9 million ordinary shares were held in treasury by RELX PLC. During 2015, RELX PLC bought back 25.7 million ordinary shares to be held in treasury pursuant to the authority given by shareholders at the Annual General Meeting held on April 23, 2015 and the previous authority given by shareholders at the Annual General Meeting held on April 24, 2014. On December 2, 2015, RELX PLC cancelled 31.5 million ordinary shares held in treasury. These share purchases and cancellations are reflected in the number of ordinary shares held in treasury at the year end.

RELX PLC by ordinary resolution and subject to the UK Companies Act 2006 (the “Act”) may:

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

All shares created by an increase of RELX PLC’s share capital by consolidation, division or sub-division shall be subject to all the provisions of the Articles.

RELX PLC by special resolution and subject to the Act may:

1.	Disapply shareholders pre-emption rights on new issue shares up to a limit of 5% of the issued share capital;

2.	Buy back its own shares up to a limit of 10% of the issued share capital; and

3.	Reduce its share capital.

Transfer of ordinary shares

A certificated shareholding may be transferred in the usual form or in any other form approved by the Board. The Board in its discretion may refuse to register the transfer of a certificated share which is not fully paid and may also refuse to register the transfer of a certificated share unless the instrument of transfer:

1.	is stamped or certified and lodged, at the registered office or other place that the Board decide, accompanied by the relevant share certificate and any other evidence that the Board may reasonably require to prove a legitimate right to transfer;

2.	is in respect of only one class of shares; and

3.	is in favour of not more than four transferees.

Where the Board refuses to register a transfer of certificated shares, it must notify the transferee of the refusal within two months after the date on which the instrument of transfer was lodged with RELX PLC.

For those members holding uncertificated shares, such transfers must be conducted using a relevant system as defined in the UK Uncertificated Securities Regulations 2001.

Untraced shareholders

RELX PLC is entitled to sell any of its ordinary shares if;

1.	during the period of twelve years prior to the publication of any advertisement stating the intent to sell, at least three dividends have become payable on the shares which have remained uncashed; and

2.	during the period of three months following the publication of any advertisement stating the intent to sell, RELX PLC has received no indication of the location, or existence of the member, or the person entitled to the shares by way of transmission.

Dividend Rights

Subject to the provisions of the Act, the shareholders may by ordinary resolution declare a dividend no larger than the amount recommended by the Board. Interim dividends may also be payable if the Board deems that there is sufficient profit available for distribution. Except as otherwise provided by the rights attached to the shares, all dividends shall be declared and paid according to the amounts paid up on the shares on which the dividend is declared. No dividend payable in respect of a share shall bear interest against RELX PLC, unless otherwise provided by the rights attached to the share.

Unclaimed dividends

Any dividend which remains unclaimed for 12 years from the date when it became due for payment shall, if the Board so resolves, be forfeited and cease to be owed by RELX PLC to the shareholder. RELX PLC may stop issuing dividend cheques or warrants:

1.	Where on at least two consecutive occasions dividend cheques/warrants are left uncashed or returned undelivered; or

2.	Where after one such occasion reasonable enquiries have failed to establish an updated address.

If the member goes on to claim a dividend or warrant, RELX PLC must recommence issuing dividend cheques and warrants.

Distribution of assets on winding up

In the event of RELX PLC being wound up, on the authority of a special resolution of RELX PLC and subject to the UK Insolvency Act 1986 (as amended) the liquidator may:

1.	Divide among the members the whole or any part of the assets of RELX PLC.

2.	Value any assets and determine how the division should be made between the members or different classes of members.

3.	Place the whole or any part of the assets in trust for the benefit of the members and determine the scope and terms of these trusts.

A member cannot be compelled to accept an asset with an inherent liability.

Variation of rights

Subject to the Act, where the capital of RELX PLC is divided into different classes of shares, the unique rights attached to the respective classes may be varied or cancelled:

1.	With the written consent of the holders of 75% in nominal value of the issued shares of the class (excluding any treasury shares held in that class); or

2.	By authority of a special resolution passed at a separate general meeting of the holders of the shares of the class.

General meetings of shareholders

Subject to the Act, RELX PLC must hold a general meeting as its annual general meeting within six months from January 1 every year. The Board may convene a general meeting when necessary and must do so promptly upon requisition by the shareholders. The notice period for annual general meetings is 21 clear days and 14 clear days for other general meetings. Subject to the Act and the Articles, the notice shall be sent to every member at their registered address. If, on two consecutive occasions notices are sent to a members registered address and have been returned undelivered the member shall not be entitled to receive any subsequent notice.

Voting rights

On a poll, every shareholder present in person or by proxy has one vote for every share of which he is the holder. No member is entitled to vote on a partly paid share. The Board also has the discretion to prevent a member from voting in person or by proxy if they are in default of a duly served notice under section 793 of the Act, concerning a request for information about interest in RELX PLC’s shares.

Directors’ Interests

Subject to the provisions of the Act, where a Director declares an interest to the Board, the Board may authorise the matter proposed to it which would otherwise constitute a conflict of interest and place a Director in breach of their statutory duty. Such authorisation is effective where the Director in question is not included in the quorum for the meeting and the matter was agreed without their vote, or would have been agreed to had their vote not been counted. A Director’s duty to declare an interest does not apply in the circumstances provided for by section 177(5) and 177(6) of the Act. A Director:

1.	May be a party to, or otherwise interested in, any transaction or arrangement with RELX PLC or in which RELX PLC is otherwise (directly or interested in);

2.	May act solely or with his firm in a professional capacity (not as auditor) for RELX PLC and shall be entitled to remuneration for his professional services, notwithstanding his position as Director; and

3.	May be interested in a body corporate in which RELX PLC is directly or indirectly interested or where the relationship between the Director and the body corporate is at the request or direction of RELX PLC.

A Director with a declared interest that has been authorised by the Board, is not accountable to RELX PLC or its shareholders for any benefits received.

Directors’ Remuneration

The remuneration of any Executive Director shall be determined by the Board in accordance with RELX PLC’s Remuneration Policy and may include (without limitation) admission to or continuance of membership of any scheme (including share acquisition schemes), life assurance, pension provision or other such benefits payable to the Director on or after retirement, or to his dependants on or after death.

For Directors who do not hold an executive position in RELX PLC, their ordinary remuneration shall not exceed in aggregate £500,000 per annum or such higher amount as RELX PLC may determine by ordinary resolution from time to time. Each Director shall be paid a fee for their services which is deemed to accrue from day to day at such rate as determined by the Board.

The Directors may grant extra remuneration to any Director who does not hold executive office but sits on any committee of the Board, or performs any other special services at the request of RELX PLC. This extra remuneration may be paid in addition to, or in substitution for the ordinary remuneration.

Directors’ appointment/retirement/removal

The Board may appoint a person willing to act as Director, either to fill a vacancy or as an additional Director, provided the upper limit set by the Articles is not exceeded. RELX PLC may by ordinary resolution remove any Director from office, no special notice need be given and no Director proposed for removal under the Articles has a right of protest against such removal. Directors are not required to hold any shares by way of qualification. Directors are not subject to an age limit requirement for retirement.

Borrowing powers

Subject to the Act, the Board may exercise all the powers of RELX PLC to borrow money, guarantee, indemnify, mortgage or charge its undertaking, property, assets (present and future) and uncalled capital and to issue debentures and other securities whether outright or as collateral security for any debt, liability or obligation of RELX PLC or of any third party. Without the authority of an ordinary resolution the directors are prohibited from borrowing an amount equal to the higher of (i) eight thousand million pounds; and (ii) two and a half times the adjusted total of capital and reserves.

Indemnity

Subject to the Act, without bar to any other existing indemnity entitlements, RELX PLC may use its assets to indemnify a Director against liability incurred through negligence, default, breach of duty or breach of trust in relation to RELX PLC’s affairs.

RELX NV

The following is a summary of the principal provisions of RELX NV’s Articles of Association (the “Articles”). As a summary, it is not exhaustive and is qualified in its entirety by reference to Dutch law and the Articles as they read in the Dutch language. The Articles were last amended before a civil law notary in Amsterdam on June 30, 2015 after a shareholders’ resolution was passed to approve such amendment at the Annual General Meeting held on April 22, 2015. A copy of the current Articles is filed as Exhibit 1.2 — see “Item 19: Exhibits” on pages S-3 and S-4.

Share Capital

As at December 31, 2015 RELX NV’s issued share capital comprised 1,048.2 million ordinary shares of 0.07 euro nominal value. At December 31, 2015 shares held in treasury totalled 62.9 million. Of these 5.8 million ordinary shares were held by the Employee Benefit Trust and 57.1 million shares were held in treasury by RELX NV.

At the 2015 Annual General Meeting, shareholders passed a resolution delegating the authority to the Board to acquire shares in RELX NV for a period of 18 months from the date of the Annual General Meeting up to and including October 21, 2016, for the maximum amount of 10% of the issued capital. During the year, 15.8 million ordinary shares were purchased under this and the previous delegation of authority.

A resolution to renew the delegation of the authority to the Board to acquire shares in RELX NV will be submitted to the shareholders at the 2016 Annual General Meeting together with a proposal for approval of the reduction of RELX NV’s capital by cancellation of accumulated shares held in treasury.

Ordinary shares can be registered in a shareholder’s name or held via a book-entry deposit under the Dutch Security Depositary Act.

Issuance of shares

Shares may be issued on the basis of a resolution of the General Meeting, which can designate this authority to the Board, provided that the aggregate nominal value up to which shares may be issued under this designated authority cannot exceed one-third of the sum of (i) RELX NV’s issued share capital at the time the resolution to make the designation is adopted and (ii) the aggregate nominal value of any rights granted by RELX NV to take up shares outstanding at that time.

Pre-emptive rights of existing shareholders may be restricted or excluded by a resolution of the General Meeting and in the event of an issue of shares pursuant to a resolution of the Board, the pre-emptive rights can be restricted or excluded pursuant to a resolution of the Board if the Board is designated competent to do so by the General Meeting.

Acquisition of RELX NV’s own shares

RELX NV is entitled to acquire its own fully paid-up shares or depositary receipts thereof, provided that either the acquisition is for no consideration or that:

(a)	RELX NV’s equity after the deduction of the acquisition price, is not less than the sum of the paid-up and called-up part of the issued share capital and the reserves which must be maintained by virtue of the law; and

(b)	the nominal value of the shares or depositary receipts thereof, which RELX NV acquires, holds, holds in pledge or which are held by a Subsidiary, does not exceed half of RELX NV’s issued share capital.

An acquisition of RELX NV’s own shares other than for no consideration is only permitted if the General Meeting has granted authorisation to the Board. No voting rights may be exercised on shares held by RELX NV or a Subsidiary and no dividend shall be paid on these shares.

The General Meeting may at the proposal of the Board resolve to reduce RELX NV’s issued share capital through cancellation of shares or through reduction of the nominal value of shares by amendment of the Articles of Association, provided that the issued share capital or the paid-up part thereof will not drop below the amount prescribed by the Dutch Civil Code.

Transfer of shares

The transfer of a share shall require an instrument intended for such purpose and the written acknowledgement by RELX NV of the transfer. The transfer of the rights of a Euroclear-participant with respect to shares which are included in the securities depositary system of Euroclear Nederland shall be effected in accordance with the provisions of the Dutch Security Depositary Act (Wet giraal effectenverkeer).

Dividend Rights

Each year the Board shall determine which part of the profits shown in the adopted profit and loss account shall be reserved. After allocation to reserves, the General Meeting shall determine the allocation of remaining profits. Distributions may be made only insofar as RELX NV’s equity exceeds the amount of the paid in and called up part of the issued share capital, increased by the reserves which must be kept by virtue of the law. Dividends shall be paid after adoption of the annual accounts showing that payment of dividends is permitted. Interim distributions may be payable, provided there is sufficient profit available for distribution in accordance with the aforementioned requirements as shown by interim Financial Statements.

The Board

RELX NV has a unitary board comprising Executive and Non-Executive directors. It is established board practice at RELX NV that the Executive and Non-Executive Directors meet together. In performing their duties, the Directors shall act in accordance with the interests of RELX NV and the business connected with it.

The number of Directors is determined by the Board. The number of executive directors shall at all times be less than the number of Non-Executive Directors.

Directors shall be appointed by the General Meeting on the basis of a proposal of the Non-Executive Directors. Under the Articles, directors are appointed for a three-year term, with the possibility of re-appointment. Notwithstanding these provisions in the articles of association and in accordance with the provisions of the UK Corporate Governance Code, all Directors seek annual re-appointment at the Annual General Meeting to align the arrangements regarding appointment for the Boards of RELX NV and RELX PLC.

Executive Directors

The Executive Directors are entrusted with the management of RELX NV. In performing their duties, the Executive Directors shall act in accordance with the interests of RELX NV and the business connected with it. The Board has established rules regarding the decision-making and working methods of the Executive Directors in addition to the Articles. In this context, the Board has also determined the duties for which each Executive Director in particular shall be responsible.

Non-Executive Directors

The duties of the Non-Executive Directors are to supervise the management of the Executive Directors and the general affairs in RELX NV and the business connected with it, and to assist the Executive Directors by providing advice. In performing their duties the Non-Executive Directors shall act in accordance with the interests of RELX NV and the business connected with it. The Non-Executive Directors have established rules regarding their decision-making process and working methods in addition to the Articles.

RELX NV pursues a remuneration policy for the Executive Directors, which is determined by the General Meeting upon a proposal by the Non-Executive Directors. The Remuneration Committee of RELX Group plc makes recommendations to the Non-Executive Directors of RELX NV with regard to the remuneration policy for Executive Directors and the remuneration in all its forms for the Executive Directors.

As a general rule, Non-Executive Directors serve for two three-year terms. Individual Directors may serve up to one additional three-year term.

Suspension/dismissal

Each Director can at any time be suspended or dismissed by the General Meeting. In addition, each Executive Director can at any time be suspended by the Board.

Amendment of the Articles

Amendment of the Articles requires a shareholders’ resolution passed with an absolute majority of the votes cast, provided such resolution is passed at the proposal of the Board. Otherwise, a majority of two-thirds of the votes cast is required in a meeting at which at least half of RELX NV’s issued capital is represented. The notice for such a meeting must state that amendment of the Articles of Association is on the agenda. A copy of the full text of the proposed amendment of the Articles of Association must be made available free of charge to shareholders at the time of notice for the meeting. In accordance with Article 42 of the Articles of Association, only certain provisions in the Articles including provisions governing appointments and dismissals of Directors can be amended upon a proposal of the Board.

General meetings of shareholders

At least once a year, a General Meeting is held. Notices of a General Meeting are posted on our website and are made in accordance with the relevant provisions of the law. This means that the meeting is called at no less than 42 calendar days notice by an announcement on the RELX Group website. The agenda and explanatory notes for the General Meeting are published in advance on the RELX Group website and are available at the listing agent and at the offices of RELX NV from the day of the notice.

The Articles of Association provide for a record date and this has been used at the recent General Meetings. In accordance with Dutch law, the record date will be the 28th day before the date of the General Meeting and the holder of shares as per the record date will be entitled to vote, irrespective of any transfer of such shares between the record date and the date of the General Meeting.

The Annual General Meeting discusses the annual report, adopts the annual accounts, resolves on a proposal to pay a dividend and votes on release from liability of the Directors as separate agenda items in the Annual General Meeting.

Conflict of Interest—Directors

A Director shall not participate in the discussions and decision-making if he has a direct or indirect personal interest in the matter which is conflicting with the interests of RELX NV and the business connected with it. In case because of this no resolution can be adopted by the Executive Directors, the Non-Executive Directors will resolve on the matter. In case because of this no resolution can be adopted by the Non-Executive Directors, the General Meeting will resolve on the matter.

Remuneration

The remuneration policy for Executive Directors is determined by the General Meeting upon a proposal of the Non-Executive Directors. The remuneration of the Executive Directors is determined by the Non-Executive Directors in line with the remuneration policy agreed by the General Meeting. With respect to remuneration in the form of shares in RELX NV and/or rights to subscribe for such shares, the Non-Executive Directors will submit a proposal for approval to the General Meeting.

The Non-Executive Directors receive an annual remuneration. The remuneration of each Non-Executive Director individually, is determined by the Board, with due observance to the remuneration policy for Non-Executive Directors. The maximum amount of annual remuneration shall be determined by the General Meeting and can only be adopted at the proposal of the Board. At the Annual General Meeting in 2011 the maximum amount of remuneration for the Non-Executive Directors was set at €600,000 per annum, for the proportion of the fees borne by RELX NV.

Dissolution of RELX NV

A resolution to dissolve RELX NV requires an absolute majority of the votes cast at the General Meeting. The notice for such a meeting must state that dissolution will be on the agenda. If RELX NV is dissolved by a resolution of the general meeting, the executive directors shall be charged with the liquidation of RELX NV and the Non-Executive Directors with the supervision thereof, subject to the relevant provisions of Book 2 of the Dutch Civil Code.

Assets which remain after payment of the debts shall be transferred to the holders of shares in proportion to the nominal value of their shareholdings.

Indemnity

Under the Articles of Association, to the extent permissible by law, RELX NV shall indemnify and hold harmless each sitting and former Director against the financial consequences of any liabilities or claims, brought by any party other than RELX NV itself or its group companies, in relation to acts or omissions performed or committed in that person’s capacity of director.

EXCHANGE CONTROLS

There is currently no UK or Dutch legislation restricting the import or export of capital or affecting the remittance of dividends or other payments to holders of, respectively, RELX PLC ordinary shares who are non-residents of the United Kingdom and RELX NV ordinary shares who are non-residents of the Netherlands.

There are no limitations relating only to non-residents of the United Kingdom under UK law or RELX PLC’s Articles on the right to be a holder of, and to vote, RELX PLC ordinary shares, or to non-residents of the Netherlands under Dutch law or RELX NV’s Articles on the right to be a holder of, and to vote, RELX NV ordinary shares.

TAXATION

The following discussion is a summary under present law and tax authority practice of the material UK, Dutch and US federal income tax considerations relevant to the purchase, ownership and disposal of RELX PLC ordinary shares or ADSs and RELX NV ordinary shares or ADSs. This discussion applies to you only if you are a US holder, you hold your ordinary shares or ADSs as capital assets and you use the US dollar as your functional currency. It does not address the tax treatment of US holders subject to special rules, such as banks, dealers or traders in securities or currencies, insurance companies, tax-exempt entities, partnerships or other pass-through entities for US federal income tax purposes, holders of 10% or more of RELX PLC or RELX NV voting shares, persons holding ordinary shares or ADSs as part of a hedging, straddle, conversion or constructive sale transaction, persons that are resident or domiciled in the UK (or who have ceased to be resident in or became treated as resident outside the UK for the purpose of a double tax treaty (treaty non-resident) within the past five years of assessment, or, for departures before April 6, 2013, who have ceased to be resident or ordinarily resident or become treaty non-resident within the past five years of assessment) and persons that are resident in the Netherlands. The summary also does not discuss the US federal alternative minimum tax or the tax laws of particular states or localities in the US.

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

UK Taxation

Dividends

Under current UK taxation legislation, no tax is required to be withheld at source from dividends paid on the RELX PLC ordinary shares or ADSs. Dividends payable on the ADSs or RELX PLC ordinary shares should not be chargeable to UK tax in the hands of a non-UK resident unless such person (i) is a company carrying on a trade in the UK through a UK permanent establishment, or (ii) carries on a trade, profession or vocation in the UK through a branch or agency, in connection with which the dividend is received or to which it is attributable.

Capital Gains

Shareholders may be liable for UK taxation on capital gains realised on the disposal of their RELX PLC ordinary shares or ADSs if at the time of the disposal the shareholder carries on a trade, profession or vocation in the United Kingdom through a branch or agency, or in the case of a company a permanent establishment, and such ordinary shares or ADSs are or have been used, held or acquired for the purposes of such trade, profession, vocation, branch, agency or permanent establishment.

UK Stamp Duty and Stamp Duty Reserve Tax

Current UK law includes a provision whereby UK stamp duty reserve tax (SDRT) or UK stamp duty is payable upon the transfer or issue of RELX PLC ordinary shares to the depositary in exchange for RELX PLC ADSs evidenced by ADRs. For this purpose, the current rate of stamp duty and SDRT is 1.5%, applied, in each case, to: (i) the issue price when the ordinary shares are issued; (ii) the amount or value of the consideration where shares are transferred for consideration in money or money’s worth; or (iii) the value of the ordinary shares in any other case. Following litigation, HMRC have accepted that they will no longer seek to apply the 1.5% SDRT charge on an issue of shares into a clearance service or depositary receipt system on the basis that the charge is not compatible with EU law. Accordingly no UK SDRT or UK stamp duty is payable upon the issue of RELX PLC shares to the depositary in exchange for RELX PLC ADSs evidenced by ADRs. HMRC’s view is that the 1.5% SDRT or stamp duty charge will continue to apply to transfer of shares into a clearance service or depositary receipt system, unless they are an integral part of the issue of share capital. This view is currently being challenged in further litigation.

Provided that the relevant instrument of transfer is not executed in the UK and remains outside the UK, no UK stamp duty will be payable on the acquisition or subsequent transfer of RELX PLC ADSs. Under current law, an agreement to transfer RELX PLC ADSs will not give rise to a liability to SDRT.

A transfer of RELX PLC ordinary shares by the depositary to an ADS holder where there is no transfer of beneficial ownership will not be chargeable to UK stamp duty or SDRT.

Purchases of RELX PLC ordinary shares, as opposed to ADSs, will generally give rise to UK stamp duty or SDRT at the time of transfer or agreement to transfer, normally at the rate of 0.5% of the amount payable for the ordinary shares. SDRT and UK stamp duty are usually paid by the purchaser. If the ordinary shares are later transferred to the depositary, additional UK stamp duty or SDRT may be payable as described above.

Inheritance tax

Subject to certain provisions relating to trusts and settlements, RELX PLC ordinary shares or ADSs held by an individual shareholder who is domiciled in the United States for the purposes of the Convention between the United States and the United Kingdom relating to estate and gift taxes and is not a UK national as defined in the Convention will not generally be subject to UK inheritance tax on the individual’s death (whether held on the date of death or gifted during the individual’s lifetime, and provided any applicable US federal gift or estate tax liability is paid), except where the ordinary share or ADS is part of the business property of a UK permanent establishment of the individual or pertains to a UK fixed base of an individual who performs independent personal services.

Dutch Taxation

Withholding tax

Dividends distributed to you by RELX NV are normally subject to a withholding tax imposed by the Netherlands at a rate of 15%, which equals the rate of tax that the Netherlands is generally allowed to levy under the US-Netherlands income tax treaty. As a consequence, no administrative procedures for a partial relief at source from or a refund of Dutch dividend withholding tax need be complied with in respect of dividend distributions by RELX NV. Dividends include, among other things, stock dividends unless the dividend is distributed out of recognised paid-in share premium for Dutch tax purposes.

Taxation of dividends and capital gains

You will not be subject to any Dutch taxes on dividends distributed by RELX NV (other than the withholding tax described above) or any capital gain realised on the disposal of RELX NV ordinary shares or ADSs provided that (i) the RELX NV ordinary shares or ADSs are not attributable to an enterprise or an interest in an enterprise that you carry on, in whole or part through a permanent establishment or a permanent representative in the Netherlands, (ii) you do not have a substantial interest or a deemed substantial interest in RELX NV (generally, 5% or more of either the total issued and outstanding capital or the issued and outstanding capital of any class of shares) or, if you have such an interest, you do not hold such interest with the avoidance of Netherlands (or foreign) (withholding) tax as (one of) the main purpose(s) or if you meet certain substance requirements in your country of residence, and (iii) if you are an individual, such dividend or capital gain from your RELX NV ordinary shares or ADSs does not form benefits from miscellaneous activities (“resultaat uit overige werkzaamheden”) in the Netherlands. Benefits from miscellaneous activities in the Netherlands include income and gains derived from the holding, whether directly or indirectly, of (a combination of) shares, debt claims or other rights (together, a “lucrative interest”) that the holder thereof has acquired under such circumstances that such income and gains are intended to be remuneration for work or services performed by such holder (or a related person) in the Netherlands, whether within or outside an employment relation, where such lucrative interest provides the holder thereof, economically speaking, with certain benefits that have a relation to the relevant work or services.

US Federal Income Taxation

Holders of the ADSs generally will be treated for US federal income tax purposes as owners of the ordinary shares represented by the ADSs. Accordingly, deposits of ordinary shares for ADSs and withdrawals of shares for ADSs will not be subject to US federal income tax.

Dividends

Dividends on RELX PLC ordinary shares or ADSs or RELX NV ordinary shares or ADSs (including any Dutch tax withheld) will generally be included in your gross income as ordinary income from foreign sources. The dollar amount recognised on receiving a dividend in pounds sterling or euros will be based on the exchange rate in effect on the date the depositary receives the dividend, or in the case of ordinary shares on the date you receive the dividend, as the case may be, whether or not the payment is converted into US dollars at that time. Any gain or loss recognised on a subsequent conversion of pounds sterling or euros for a different amount will be US source ordinary income or loss. Dividends received will not be eligible for the dividends received deduction available to corporations. Dividends received will be included in net investment income for purposes of the 3.8% Medicare contribution tax applicable to certain non-corporate US holders.

With respect to US holders who are individuals, certain dividends received from a qualified foreign corporation may be subject to reduced rates of taxation. A qualified foreign corporation includes a foreign corporation that is eligible for the benefits of certain comprehensive income tax treaties with the United States. United States Treasury Department guidance indicates that the United Kingdom is a country with which the United States has a treaty in force that meets these requirements, and RELX PLC believes it is eligible for the benefits of this treaty. Additionally, the same guidance indicates that the Netherlands is also a country with which the United States has a treaty in force that meets the above requirements, and RELX NV believes it is eligible for the benefits of this treaty. Individuals that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to section 163(d)(4) of the US Internal Revenue Code of 1986, as amended, will not be eligible for the reduced rates of taxation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. US holders should consult their own tax advisors regarding the application of these rules given their particular circumstances.

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

DOCUMENTS ON DISPLAY

You may read and copy documents referred to in this annual report that have been filed or furnished with the SEC at the SEC’s public reference room located at 100 F Street NE, Washington, DC 20549-2521. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms and their copy charges.

The SEC also maintains a website at www.sec.gov that contains reports and other information regarding registrants that file electronically with the SEC. This annual report and other information submitted by us to the SEC may be accessed through this website.

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

We manage a portfolio of long-term debt, short-term debt and committed bank facilities to support our capital structure and are exposed to the risk that relevant markets are closed and debt cannot be refinanced on a timely basis. In addition, the credit spread at which we borrow is exposed to changes in market liquidity and investor demand. We manage this risk by maintaining a range of borrowing facilities and debt programmes with a maturity profile to facilitate refinancing.

We have a credit exposure for the full principal amount of cash and cash equivalents held with individual counterparties. In addition, we have a credit risk from the potential non performance by counterparties to financial instruments; this credit risk normally being restricted to the amounts of any hedge gain and not the full principal amount being hedged. Credit risks are managed by monitoring the credit quality of counterparties and restricting the amounts outstanding with each of them.

Our management of the above market risks is described in further detail in note 19 to the consolidated financial statements set forth under the heading ‘Financial Instruments’ on page 125 to 129 and ‘Borrowings’ in note 23 on page 131 and 132 of the Group’s Annual Reports and Financial Statements 2015 and is incorporated herein by reference to Exhibit 15.2.

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

The fair values of interest rate swaps, interest rate options, forward rate agreements and forward foreign exchange contracts set out below represent the replacement costs calculated using market rates of interest and exchange at December 31, 2015. The fair value of long term borrowings has been calculated by discounting expected future cash flows at market rates.

Our use of financial instruments and our accounting policies for financial instruments are described more fully in note 19 to the consolidated financial statements as set forth under the heading ‘Financial Instruments’ on page 125 to 129 of the Group’s Annual Reports and Financial Statements 2015 and are incorporated herein by reference to Exhibit 15.2.

(a) Interest Rate Risk

The following sensitivity analysis assumes an immediate 100 basis point change in interest rates for all currencies and maturities from their levels at December 31, 2015 with all other variables held constant.

Financial Instrument	Fair Value December 31, 2015	Fair Value Change		Fair Value December 31, 2014	Fair Value Change
		+100 basis points	-100 basis points		+100 basis points	-100 basis points
	(In millions)			(In millions)
Short-term borrowings	£(218)	£—	£—	£(548)	£—	£—
Long-term borrowings (including current portion)	(4,076)	174	(190)	(3,682)	159	(172)
Interest rate swaps (swapping fixed rate debt to floating)	8	(66)	71	45	(38)	40

A 100 basis point change in interest rates would not result in a material change to the fair value of other financial instruments.

At December 31, 2015, 50% of gross borrowings are either fixed rate or have been fixed through the use of interest rate swaps, forward rate agreements and options. A 100 basis point reduction in interest rates would result in an estimated decrease in net finance costs of £18 million (2014: £16 million), based on the composition of financial instruments including cash, cash equivalents, bank loans and commercial paper borrowings at December 31, 2015. A 100 basis points rise in interest rates would result in an estimated increase in net finance costs of £18 million (2014: £16 million).

(b) Foreign Exchange Rate Risk

The following sensitivity analysis assumes an immediate 10% change in all foreign currency exchange rates against sterling from their levels at December 31, 2015 with all other variables held constant. A +10% change indicates a strengthening of the currency against sterling and a -10% change indicates a weakening of the currency against sterling.

Financial Instrument	Fair Value December 31, 2015	Fair Value Change		Fair Value December 31, 2014	Fair Value Change
		+10%	-10%		+10%	-10%
	(In millions)			(In millions)
Cash and cash equivalents	£122	£12	£(12)	£276	£26	£(26)
Short-term borrowings	(218)	(22)	22	(548)	(48)	48
Long-term borrowings (including current portion)	(4,076)	(302)	302	(3,682)	(259)	259
Interest rate swaps (including cross currency interest rate swaps)	3	(1)	1	5	(2)	2
Forward foreign exchange contracts	(31)	(71)	71	11	(55)	55

A 10% change in foreign currency exchange rates would not result in a material change to the fair value of other financial instruments.

ITEM 12: DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Fees and charges for American Depositary Receipt (ADR) holders

Citibank N.A., as depositary for the RELX PLC and RELX NV ADR programs, collects its fees for delivery and surrender of American Depositary Shares (ADSs) directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deductions from cash distributions or by directly billing investors or by charging the book-entry system Financial Statements of participants acting for them. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

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

Fees and other payments made by the depositary to the Group

In consideration of acting as depositary, Citibank N.A. has agreed to make certain reimbursements and payments to us on an annual basis for expenses related to the administration and maintenance of the ADR programs including, but not limited to, New York Stock Exchange listing fees, investor relations expenses, or any other program related expenses. The depositary has also agreed to pay the standard out-of-pocket administrative, maintenance and shareholder services expenses for providing services to the registered ADR holders. It has also agreed with us to waive certain standard fees associated with promotional services, program visibility campaigns and program analytic reporting. In certain instances, the depositary has agreed to provide additional annual reimbursements and payments to us based on any applicable performance indicators relating to the ADR facility. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not necessarily tied to the amount of fees the depositary collects from investors.

From January 1, 2015 to February 24, 2016, we received a reimbursement of $353,333, net of withheld taxes, from the depositary for New York Stock Exchange listing fees, investor relations expenses and other program related expenses, in connection with the ADR facility.

PART II

ITEM 15: CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

RELX PLC and RELX NV are required to comply with applicable US regulations, including the Sarbanes-Oxley Act of 2002, insofar as they apply to foreign private issuers. Accordingly, RELX PLC and RELX NV have established a Disclosure Committee comprising the company secretaries of RELX PLC and RELX NV and other senior RELX managers appointed to provide assurance to the Chief Executive Officer and Chief Financial Officer of RELX PLC and RELX NV. The committee has reviewed and evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2015. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer of RELX PLC and RELX NV have concluded that the disclosure controls and procedures for RELX Group, RELX PLC and RELX NV are effective as of the end of the period covered by this report.

Management’s Annual Report on Internal Control over Financial Reporting

In accordance with Section 404 of the Sarbanes-Oxley Act, management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a — 15(f) and 15d — 15(f) under the Exchange Act, as amended. The internal controls over financial reporting of RELX Group are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of the financial statements of RELX Group, RELX PLC and RELX NV would be prevented or detected.

Management conducted an evaluation of the effectiveness of its internal controls over financial reporting based on the framework in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that the internal controls over financial reporting of RELX Group, RELX PLC and RELX NV were effective as of December 31, 2015.

Certifications by the Chief Executive Officer and Chief Financial Officer of RELX PLC and RELX NV as required by the Sarbanes-Oxley Act are submitted as exhibits to this Form 20-F (see “Item 19: Exhibits” on pages S-3 and S-4).

Deloitte LLP has audited the consolidated financial statements for the fiscal year ended December 31, 2015 and have audited the effectiveness of internal controls over financial reporting as at December 31, 2015. Their report in respect of RELX Group is included herein.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and members of RELX PLC and to the Board of Directors and shareholders of RELX NV:

We have audited the internal control over financial reporting of the Group (comprising RELX PLC, RELX NV, RELX Group plc and its subsidiaries, associates and joint ventures) as at December 31, 2015, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The management of the Group are responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Group’s internal control over financial reporting based on our audit.

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

In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as at December 31, 2015, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as at and for the year ended December 31, 2015 of the Group and our report dated February 24, 2016 expressed an unqualified opinion on those financial statements.

/s/ DELOITTE LLP London, United Kingdom February 24, 2016

Internal Control over Financial Reporting

Management, including the Chief Executive Officer and Chief Financial Officer of RELX PLC and RELX NV, have reviewed whether or not during the period covered by the annual report, there have been any changes in internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the internal controls over financial reporting of RELX Group plc, RELX PLC and RELX NV. Based on that review, the Chief Executive Officer and Chief Financial Officer of RELX PLC and RELX NV have concluded that there have been no such changes.

An outline of the internal control structure is set out below.

Parent companies

The Boards of RELX PLC and RELX NV have each adopted a schedule of matters which are required to be brought to them for decision. During 2015, the Boards of RELX PLC and RELX NV exercised independent supervisory roles over the activities and systems of internal control of RELX Group plc. In relation to RELX Group plc, the Boards of RELX PLC and RELX NV approved the strategy and the annual budgets, and received regular reports on the operations, including the treasury and risk management activities. Major transactions proposed by the Board of RELX Group plc require the approval of the Boards of both RELX PLC and RELX NV.

The RELX PLC and RELX NV Audit Committees met on a regular basis to review the systems of internal control and risk management of RELX Group plc, which holds all of our business and subsidiaries and controls our financing activities.

RELX Group plc

From February 25, 2015, the Board of RELX Group plc is responsible for the system of internal control of the Group (including the finance activities) and reviewing the effectiveness of such systems. The Board of Elsevier Reed Finance BV was responsible for the system of internal control in respect of the finance activities and reviewing the effectiveness of such systems up until this date. Elsevier Reed Finance BV was a separate company, owned directly by RELX PLC and RELX NV, until February 25, 2015 when the ownership transferred to RELX Group plc.

The Board of RELX Group plc (and Elsevier Reed Finance BV until February 25, 2015) implemented an ongoing process for identifying, evaluating, monitoring and managing the principal risks faced by their respective businesses. These processes were in place throughout the year ended December 31, 2015 and up to the date of the approvals of this Annual Report on Form 20-F.

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

RELX Group plc has a Code of Ethics and Business Conduct that provides a guide for achieving its business goals and requires officers and employees to behave in an open, honest, ethical and principled manner. The code also outlines confidential procedures enabling employees to report any concerns about compliance, or about the Group’s financial reporting practice. The code is published on our website, www.relx.com. The information on our website is not incorporated by reference into this report.

Each business area has identified and evaluated its principal risks, the controls in place to manage those risks and the levels of residual risk accepted. Risk management and control procedures are embedded into the operations of the business and include the monitoring of progress in areas for improvement that come to management and board attention. The principal risks identified include protection of IT systems and data, challenges to intellectual property rights, management of strategic and operational change, evaluation and integration of acquisitions, and recruitment and retention of personnel. Further detail on the principal risks facing the Group is set out on pages 7 to 9.

The principal risks facing the RELX Group plc businesses are regularly reported to and assessed by the Board and Audit Committee. With the close involvement of business management and central functions, the risk management and control procedures ensure that we are managing our business risks effectively and in a coordinated manner across the business with clarity on the respective responsibilities and interdependencies. Litigation and other legal and regulatory matters are managed by legal directors in the business.

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

Audit Committees

RELX Group plc, RELX PLC and RELX NV have established Audit Committees which comprise only Non-Executive directors, all of whom are independent. The Audit Committees, which meet regularly, are chaired by Ben van der Veer, the other members being Linda Sanford, Marike van Lier Lels and Adrian Hennah.

The main roles and responsibilities of the Audit Committees in relation to the respective companies are set out in written terms of reference and include:

(i)	to monitor the integrity of the financial statements, and any formal announcements relating to financial performance, reviewing significant financial reporting judgements contained in them;

(ii)	to review the company’s internal financial controls and the internal control and risk management systems;

(iii)	to monitor and review the effectiveness of the internal audit function;

(iv)	to make recommendations to the Board, for it to put to the shareholders for their approval in General Meeting, in relation to the appointment, reappointment and removal of the external auditor and to approve the remuneration and terms of engagement of the external auditor;

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

The RELX Group plc Audit Committee fulfils this role in respect of the operating businesses and finance activities as of February 25, 2015. The RELX PLC and RELX NV Audit Committees fulfil their roles from the perspective of the parent companies and both Committees have access to the reports to and the work of the RELX Group plc Audit Committee.

The Audit Committees have explicit authority to investigate any matters within their terms of reference and have access to all resources and information that they may require for this purpose. The Audit Committees are entitled to obtain legal and other independent professional advice and have the authority to approve all fees payable to such advisers.

The terms of reference of each Audit Committee are reviewed annually and a copy of each is published on our website, www.relx.com. The information on our website is not incorporated by reference into this report.

Compliance with New York Stock Exchange Corporate Governance Rules

RELX PLC and RELX NV, as companies listed on the New York Stock Exchange (the “NYSE”), are subject to the listing requirements of the NYSE and the rules of the US Securities and Exchange Commission (the “SEC”). We also continually monitor our compliance with the provisions of the Sarbanes-Oxley Act of 2002 that are applicable to foreign private issuers.

As foreign private issuers, RELX PLC and RELX NV are only required to comply with certain of the NYSE corporate governance rules and are in compliance with all applicable rules. The NYSE’s rules also require disclosure of any significant ways in which their corporate governance practices differ from those required of US companies under the NYSE listing standards.

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

RELX PLC and RELX NV have a joint Nominations Committee and a joint Corporate Governance Committee. The written terms of reference adopted by the RELX PLC and the RELX NV Boards for these committees specify purposes and responsibilities that correspond to those of a US company’s nominating/corporate governance committee under the NYSE’s listing standards. The Nominations Committee and the Corporate Governance Committee are composed entirely of Non-Executive Directors.

ITEM 16A: AUDIT COMMITTEE FINANCIAL EXPERT

Each of RELX PLC and RELX NV has an Audit Committee, the members of which are identified in “Item 6: Directors, Senior Management and Employees”. The members of the Board of Directors of RELX PLC and members of the Board of RELX NV, have determined that each of their respective Audit Committees contains at least one Audit Committee financial expert within the meaning of the applicable rules and regulations of the SEC. The Audit Committee financial experts serving on the RELX PLC and the RELX NV Audit Committees are Adrian Hennah and Ben van der Veer. Each is considered independent.

ITEM 16B: CODES OF ETHICS

The Group has adopted a code of ethics (Code of Ethics and Business Conduct) that applies to all directors, officers and employees of the Group, as well as a separate code of ethics (Code of Ethics for Senior Financial Officers) that also applies to RELX PLC’s and RELX NV’s principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions (collectively, the “Senior Financial Officers”). Both of these codes of ethics are available under “Corporate structure and governance” of the Investor centre page at www.relx.com. The information on our website is not incorporated by reference into this report. If the Code for Senior Financial Officers is amended or a provision waived, we intend to satisfy any disclosure obligations by posting information on the Internet website set forth above within five business days of such amendment or waiver. In February 2016, we amended the Code for Senior Financial Officers to address those to whom the policy applies, the reporting process and potential disciplinary actions for violations, and responsibilities regarding disclosure in financial reports and other disclosure.

ITEM 16C: PRINCIPAL ACCOUNTANT FEES AND SERVICES

The aggregate fees billed by our principal accountants, Deloitte LLP, the member firm of Deloitte Touche Tohmatsu and their respective affiliates are set forth under the heading ‘Auditors’ remuneration’ on page 103 of the Group’s Annual Reports and Financial Statements 2015 and incorporated herein by reference to Exhibit 15.2.

The Audit Committees of RELX PLC and RELX NV have adopted policies and procedures for the pre-approval of audit and non audit services provided by the auditors. These policies and procedures are summarised below.

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

All of the audit and non audit services carried out in the year ended December 31, 2015 were pre-approved under the policies and procedures summarised above.

ITEM 16E: PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

During 2015 we repurchased 25.7 million RELX PLC ordinary shares and 15.8 million RELX NV ordinary shares for total consideration of £500 million, to be held in treasury. Adjusted to reflect the bonus issue of RELX NV shares declared on June 30, 2015, a total of 45.8 million RELX PLC and RELX NV shares were repurchased in 2015.

	PLC		NV
	Number of ordinary shares	Average price paid per share	Number of ordinary shares	Average price paid per share
		pence		€
Pre-bonus issue
January 2015	2,649,150	1,115	1,533,600	20.44
February 2015	2,976,800	1,166	1,722,200	22.15
March 2015	3,834,000	1,148	2,215,000	23.02
April 2015	1,676,000	1,122	869,000	22.60
May 2015	2,297,000	1,096	888,000	22.14
June 2015	1,730,150	1,072	793,050	21.14
Post-bonus issue
July 2015	687,700	1,096	612,300	14.83
August 2015	4,191,550	1,076	2,054,000	14.40
September 2015	1,961,000	1,069	1,746,000	13.91
October 2015	932,095	1,155	817,500	15.19
November 2015	2,746,000	1,169	2,564,200	15.86
December 2015	—	—	—	—

	25,681,445	1,115	15,814,850	14.52	(1)

(1)	The RELX NV average price paid per share has been adjusted to reflect the bonus issue declared on June 30, 2015.

All shares were purchased under programmes publicly announced on December 4, 2014 and February 26, 2015. All of these programmes were completed during 2015.

On December 3, 2015 RELX PLC and RELX NV announced a non-discretionary programme to repurchase further ordinary shares up to the value of £100 million. A further 4.6 million RELX PLC shares and 4.1 million RELX NV shares have been repurchased as at February 24, 2016, under this programme. On February 25, 2016, RELX PLC and RELX NV announced their intention to repurchase further ordinary shares up to the value of £600 million in aggregate over the remainder of 2016.

In addition, during 2015 the Employee Benefit Trust also purchased 0.9 million RELX PLC shares and 0.8 million RELX NV shares.

ITEM 16G: CORPORATE GOVERNANCE

Details of our corporate governance practices are set out on pages 57 to 61 of Item 15: Controls and Procedures.

PART III

ITEM 17: FINANCIAL STATEMENTS

The Registrants have responded to Item 18 in lieu of responding to this Item.

ITEM 18: FINANCIAL STATEMENTS

The information set forth under the heading ‘Consolidated Financial Statements’ and ‘Notes to the consolidated financial statements’ on pages 94 to 140 of the Group’s Annual Reports and Financial Statements 2015 is incorporated herein by reference to Exhibit 15.2.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and members of RELX PLC and to the Board of Directors and shareholders of RELX NV:

We have audited the accompanying consolidated statements of financial position of the Group (comprising RELX PLC, RELX NV, RELX Group plc and its subsidiaries, associates and joint ventures) as at December 31, 2015 and 2014, and the related consolidated income statements and consolidated statements of comprehensive income, cash flows and changes in equity for each of the years ended December 31, 2015, 2014 and 2013. These consolidated financial statements are the responsibility of the management of the Group. Our responsibility is to express an opinion on the consolidated financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Group as at December 31, 2015 and 2014, and the consolidated results of their operations and their cash flows for each of the years ended December 31, 2015, 2014 and 2013, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Group’s internal control over financial reporting as at December 31, 2015, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 24, 2016 expressed an unqualified opinion on the Group’s internal control over financial reporting.

/s/ DELOITTE LLP London, United Kingdom February 24, 2016

THIS PAGE INTENTIONALLY BLANK

GLOSSARY OF TERMS

Terms used in Annual Report on Form 20-F	US equivalent or brief description

Accruals	Accrued expenses

Adjusted cash flow	Cash generated from operations plus dividends from joint ventures less net capital expenditure on property, plant and equipment and internally developed intangible assets, and excluding payments in relation to exceptional restructuring and acquisition related costs

Adjusted earnings per share	Adjusted net profit attributable to shareholders divided by the total weighted average number of shares for the group

Adjusted operating margin	Adjusted operating profit expressed as a percentage of revenue. This is a key financial measure used by management to evaluate performance and allocate resources

Adjusted operating profit	Operating profit before amortisation of acquired intangible assets, exceptional restructuring and acquisition related costs, the share of profit on disposals in joint ventures, and grossed up to exclude the equity share of taxes in joint ventures. This is a key financial measure used by management to evaluate performance and allocate resources and is presented in accordance with IFRS8-Operating Segments

Allotted	Issued

Associate	An entity in which the Group has a participating interest and, in the opinion of the directors, can exercise significant influence on its management

Called up share capital	Issued share capital

Capital and reserves	Shareholders’ equity

Cash flow conversion	The proportion of adjusted operating profits converted into cash

Effective tax rate on adjusted operating profit	Tax rate excluding movements on deferred tax balances not expected to crystallise in the near term, more closely aligning with cash taxes payable, and includes the benefit of deductible tax amortisation on acquired goodwill and intangible assets

EPS	Earnings per ordinary share

Finance lease	Capital lease

Free cash flow	Operating cash flow excluding the effects of interest, tax and dividends

Invested capital	Average capital employed in the year expressed at the average exchange rates for the year. Capital employed represents the net assets of the business before borrowings and derivative financial instruments and current and deferred taxes, after adding back the cumulative amortisation and impairment of acquired intangible assets and goodwill and deducting from goodwill the gross up in respect of deferred tax liabilities recognised on acquisition of intangible assets

Investments	Non-current investments

Freehold	Ownership with absolute rights in perpetuity

Interest receivable	Interest income

Interest payable	Interest expense

Net borrowings	Gross borrowings, less related derivative financial instrument assets and cash and cash equivalents

Net cash acquired	Cash less debt acquired with a business

Operating costs	Cost of sales plus selling and distribution costs plus administration and other expenses

Prepayments	Prepaid expenses

Profit	Income

Profit attributable	Net income

Share based remuneration	Stock based compensation

Share premium account	Premiums paid in excess of par value of ordinary shares

Return on invested capital	Post tax adjusted operating profit expressed as a percentage of average capital employed. This is a key financial measure used by management

Revenue	Sales

Underlying growth	Underlying growth rates are calculated at constant currencies, and exclude the results of all acquisitions and disposals made in both the year and prior year and assets held for sale. Underlying revenue growth rates also exclude the effects of exhibition cycling. This is a key financial measure as it provides an assessment of year on year organic growth without distortion for part year contributions and the impact of changes in foreign exchange rates

ITEM 19: EXHIBITS

Exhibits filed as part of this annual report, or incorporated by reference

1.1	Articles of Association of RELX PLC, reflecting the change of company name from Reed Elsevier PLC on July 1, 2015 pursuant to a special resolution dated April 23, 2015
1.2	Articles of Association of RELX NV (as amended June 30, 2015) reflecting the change of company name from Reed Elsevier NV effective on July 1, 2015 and the cancellation of the class of R shares in RELX NV

1.3	Governing Agreement, (as amended on July 1, 2015) between RELX PLC and RELX NV
2.1	Form of Amendment No. 1 to Amended and Restated Deposit Agreement, effective as of July 1, 2015, by and among RELX PLC, Citibank N.A., as depositary, and all Holders and Beneficial Holders of American Depositary Shares issued thereunder (incorporated by reference from Exhibit (a)(i) to the Registration Statement on Form F-6/A (File No. 333-197562) filed with the SEC on June 26, 2015)
2.2	Amended and Restated Deposit Agreement, dated as of August 1, 2014, by and among RELX PLC, Citibank N.A., as depositary, and all Holders and Beneficial Holders of American Depositary Shares issued thereunder (incorporated by reference from Exhibit (a)(ii) to the Registration Statement on Form F-6/A (File No. 333-197562) filed with the SEC on June 26, 2015)
2.3

Form of Amendment No. 1 to Amended and Restated Deposit Agreement, effective as of July 1, 2015, by and among RELX NV, Citibank N.A., as depositary, and all Holders and Beneficial Holders of American Depositary Shares issued thereunder (incorporated by reference from Exhibit (a)(i) to the Registration Statement on Form F-6/A (File No. 333-197563) filed with the SEC on June 26, 2015)

2.4	Amended and Restated Deposit Agreement, dated as of August 1, 2014, by and among RELX NV, Citibank N.A., as depositary, and all Holders and Beneficial Holders of American Depositary Shares issued thereunder (incorporated by reference from Exhibit (a)(ii) to the Registration Statement on Form F-6/A (File No. 333-197563) filed with the SEC on June 26, 2015)
4.1	RELX Group plc Share Option Scheme (incorporated by reference from Exhibit 4.4 to the 2003 Annual Report on Form 20-F (File No. 001-1334) filed with the SEC on March 16, 2004)
4.2	RELX Group plc Retention Share Plan (as amended on March 13, 2006) (incorporated by reference from Exhibit 4.9 on the 2006 Annual Report on Form 20-F (File No. 001-1334) filed with the SEC on March 22, 2007)
4.3	RELX Group plc Bonus Investment Plan 2010 (incorporated by reference from Exhibit 4.3 to the Registration Statement on Form S-8 (File No. 333-167058) filed with the SEC on May 25, 2010)
4.4	RELX Group plc Long-Term Incentive Plan 2013 (incorporated by reference from Exhibit 10.2 to the Registration Statement on Form S-8 (File No. 333-191419) filed with the SEC on September 27, 2013)
4.5	RELX Group plc Executive Share Option Scheme 2013 (incorporated by reference from Exhibit 10.1 to the Registration Statement on Form S-8 (File No. 333-191419) filed with the SEC on September 27, 2013)
4.6	RELX Group plc Restricted Share Plan 2014 (incorporate by reference from Exhibit 4.3 to the Registration Statement on Form S-8 (File No. 333-197580) filed with the SEC on July 23, 2014)
4.7	Service Agreement between RELX Group plc and Erik Engstrom (dated March 14, 2011) (incorporated by reference from Exhibit 4.14 to the 2012 Annual Report on Form 20-F (File No. 001-1334) filed with the SEC on March 12, 2013)
4.8	Service Agreement between RELX Group plc and Nick Luff (dated January 6, 2014) (incorporated by reference from Exhibit 4.12 to the 2014 Annual Report on Form 20-F (File No. 001-1334)) filed with the SEC on March 10, 2015)
4.9	Letter between RELX Group plc and Nick Luff (dated January 6, 2014) (incorporated by reference from Exhibit 4.13 to the 2014 Annual Report on Form 20-F (File No. 001-1334)) filed with the SEC on March 10, 2015)
8.0	List of significant subsidiaries, associates, joint ventures and business units
12.1	Certification Pursuant to Section 302 of Sarbanes-Oxley Act of 2002, by the Chief Executive Officer of RELX PLC
12.2	Certification Pursuant to Section 302 of Sarbanes-Oxley Act of 2002, by the Chief Financial Officer of RELX PLC
12.3	Certification Pursuant to Section 302 of Sarbanes-Oxley Act of 2002, by the Chief Executive Officer of RELX NV
12.4	Certification Pursuant to Section 302 of Sarbanes-Oxley Act of 2002, by the Chief Financial Officer of RELX NV
13.1	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, by the Chief Executive Officer of RELX PLC
13.2	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, by the Chief Financial Officer of RELX PLC

13.3	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, by the Chief Executive Officer of RELX NV
13.4	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, by the Chief Financial Officer of RELX NV
15.1	Independent Registered Public Accounting Firm’s Consent — Consolidated Financial Statements
15.2*	Annual Reports and Financial Statements 2015
15.3	Remuneration Policy Report

The total amount of long term debt securities of the Group authorised under any single instrument does not exceed 10% of the total assets of the Group. The Registrants hereby agree to furnish to the Commission, upon its request, a copy of any instrument defining the rights of holders of long term debt of the Group or any of the businesses for which consolidated or unconsolidated financial statements are required to be filed.

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

*	Certain of the information included within Exhibit 15.2, which is provided pursuant to Rule 12b-23(a)(3) of the Securities Exchange Act of 1934, as amended, is incorporated by reference in this Form 20-F, as specified elsewhere in this Form 20-F. With the exception of the items and pages so specified, the Annual Reports and Financial Statements 2015 are not deemed to be filed as part of this Form 20-F.

SIGNATURES

Each of the Registrants hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this annual report on its behalf.

RELX PLC Registrant	RELX NV Registrant

By: /s/ E ENGSTROM E Engstrom Chief Executive Officer	By: /s/ E ENGSTROM E Engstrom Chief Executive Officer

By: /s/ N Luff N Luff Chief Financial Officer	By: /s/ N Luff N Luff Chief Financial Officer

Dated: March 8, 2016	Dated: March 8, 2016