Form 20-F
period 2016-12-31
RELX PLC; RELX N.V.
filed 2017-03-07
CIK 929869, 929872

As filed with the Securities and Exchange Commission on March 7, 2017

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

Or

☑	ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

Or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Or

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 1-13334	Commission file number: 1-13688
RELX PLC	RELX NV
(Exact name of Registrant as specified in its charter)	(Exact name of Registrant as specified in its charter)
England	The Netherlands
(Jurisdiction of incorporation or organisation)	(Jurisdiction of incorporation or organisation)
1-3 Strand, London, WC2N 5JR, England	Radarweg 29, 1043 NX, Amsterdam, The Netherlands
(Address of principal executive offices)	(Address of principal executive offices)
Henry Udow	Jans van der Woude
Company Secretary	Company Secretary
RELX PLC	RELX NV
1-3 Strand, London, WC2N 5JR, England	Radarweg 29, 1043 NX, Amsterdam, The Netherlands
011 44 20 7166 5500	011 31 20 485 2222
henry.udow@relx.com	j.vanderwoude@relx.com
(Name, telephone, e-mail and/or facsimile number and address of Company Contact Person)	(Name, telephone, e-mail and/or facsimile number and address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of exchange on which registered
RELX PLC:
American Depositary Shares (each representing one RELX PLC ordinary share)	New York Stock Exchange
Ordinary shares of 14 51/116p each (the “RELX PLC ordinary shares”)	New York Stock Exchange*
RELX NV:
American Depositary Shares (each representing one RELX NV ordinary share)	New York Stock Exchange
Ordinary shares of €0.07 each (the “RELX NV ordinary shares”)	New York Stock Exchange*

*	Listed, not for trading, but only in connection with the listing of the applicable Registrant’s American Depositary Shares issued in respect thereof.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuers’ classes of capital or common stock as of December 31, 2016:

RELX PLC:	Number of outstanding shares
Ordinary shares of 14 51/116p each	1,144,122,623
RELX NV:
Ordinary shares of €0.07 each	1,019,893,404

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

As used in this Annual Report on Form 20-F, the terms “the Group”, “RELX Group”, “RELX”, “we,” “our” or “us” refer collectively, to RELX PLC, RELX NV, RELX Group plc and its subsidiaries, associates and joint ventures. RELX PLC and RELX NV are also referred to herein as the “parent companies.” Additional terms are defined in the Glossary of Terms on pages S-1 and S-2.

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

Pursuant to Rule 12b-23(a) of the Securities Exchange Act of 1934, as amended, certain information in this Annual Report on Form 20-F is being incorporated by reference to the Group’s Annual Reports and Financial Statements 2016 appended hereto as Exhibit 15.2. With the exception of the items and pages so specified, the Group’s Annual Reports and Financial Statements 2016 are not deemed to be filed as part of this Form 20-F.

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

Important factors that could cause actual results to differ materially from estimates or forecasts contained in the forward looking statements include, among others:

●	current and future economic, political and market forces;

●	changes in law and legal interpretation affecting our intellectual property rights and internet communications;

●	regulatory and other changes regarding the collection or use of third-party content and data;

●	changes to the levels or models of government funding for, or spending by academic institutions;

●	demand for our products and services;

●	competitive factors in the industries in which we operate;

●	ability to realise the future anticipated benefits of acquisitions;

●	significant failure or interruption of our systems;

●	compromises of our data security systems or other unauthorised access to our databases;

●	failure to comply with FTC Settlement Orders;

●	failure of third parties to whom we have outsourced business activities;

●	our ability to retain high-quality management and skilled individuals;

●	changes in the market values of defined benefit pension scheme assets and in the market related assumptions used to value scheme liabilities;

●	legislative, fiscal, tax and regulatory developments and political risks;

●	exchange rate fluctuations;

●	adverse market conditions or downgrades to the credit ratings of our debt;

●	breaches of generally accepted ethical business standards or applicable laws;

●	our ability to manage our environmental impact;

●	failure to realise our assumptions regarding goodwill and indefinite lived intangible assets; and

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

PART I

ITEM  3: KEY INFORMATION

SELECTED FINANCIAL DATA

THE GROUP

The selected consolidated financial data for the Group should be read in conjunction with, and is qualified by, the consolidated financial statements for RELX Group which are set forth on pages 119 to 167 of the Group’s Annual Reports and Financial Statements 2016, and incorporated herein by reference to Exhibit 15.2.

RELX PLC and RELX NV are separate, publicly-held entities. RELX PLC and RELX NV jointly own RELX Group plc which holds all of the Group’s operating businesses and financing activities. The Directors have concluded that the Group forms a single reporting entity for the presentation of consolidated financial statements and, accordingly, the Group’s consolidated financial information represents the interests of both sets of shareholders and is presented by both RELX PLC and RELX NV as their respective consolidated financial statements.

The consolidated financial statements are prepared in accordance with accounting policies that are in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and as adopted by the European Union (“EU”). The selected financial data for the Group (in £) as at December 31, 2016, and 2015 and for the years ended December 31, 2016, 2015 and 2014 set out below has been extracted or derived from the audited consolidated financial statements, set forth on pages 119 to 167 of the Group’s Annual Reports and Financial Statements 2016 and incorporated herein by reference to Exhibit 15.2. The selected financial data for the Group as at December 31, 2014, 2013 and 2012 and for the years ended December 31, 2013 and 2012 set out below has been extracted or derived from our audited financial statements, which are not included herein. The selected financial data as at and for the year ended December 31, 2012 has been restated for the adoption of International Accounting Standard (“IAS”) 19 Employee Benefits (revised), which was adopted in the year ended December 31, 2013.

Consolidated Income Statement Data(1)

	For the year ended December 31,
	2016	2015	2014	2013	2012 Restated
	(in millions)
Amounts in accordance with IFRS:
Revenue	£6,895	£5,971	£5,773	£6,035	£6,116
Operating profit(2)	1,708	1,497	1,402	1,376	1,333
Net finance costs	(195)	(174)	(162)	(196)	(227)
Disposals and other non-operating items(3)	(40)	(11)	(11)	16	45
Profit before tax	1,473	1,312	1,229	1,196	1,151
Tax expense(4)	(304)	(298)	(269)	(81)	(102)
Net profit for the year	1,169	1,014	960	1,115	1,049
Net profit for the year attributable to non-controlling interests	(8)	(6)	(5)	(5)	(5)
Net profit attributable to parent companies’ shareholders	1,161	1,008	955	1,110	1,044

Consolidated Statement of Financial Position Data(1)

	As at December 31,
	2016	2015	2014	2013	2012
	(in millions)
Amounts in accordance with IFRS:
Total assets	£13,323	£11,185	£11,087	£10,495	£11,014
Non-current borrowings	(3,684)	(3,278)	(3,149)	(2,633)	(3,162)
Net assets	2,358	2,178	2,137	2,423	2,314
Non-controlling interests	(38)	(34)	(31)	(33)	(34)
Shareholders’ equity	2,320	2,144	2,106	2,390	2,280

(1)

The consolidated financial data is prepared in accordance with accounting policies that are in conformity with IFRS as issued by the IASB and as adopted by the EU. With the exception of earnings per share (EPS) as set out below, the income statement figures for 2012 and statement of financial position figures for 2013 and 2012 have been extracted or derived from the combined financial data for the years ended December 31, 2013 and 2012, not included herein, and the year ended December 31, 2012 has been restated for the adoption of IAS19 Employee Benefits (revised), which was adopted by the Group in the year ended December 31, 2013. The consolidated financial data for the years ended December 31, 2013 and 2012 are the same in all respects as the combined financial data previously reported, except for changes to the calculation of earnings per share set out below.

(2)	Operating profit is stated after charging £346 million in respect of amortisation of acquired intangible assets (2015: £296 million; 2014: £286 million; 2013: £318 million; 2012: £329 million); £51 million in respect of acquisition related costs (2015: £35 million; 2014: £30 million; 2013: £43 million; 2012: £21 million) and a £10 million expense in respect of taxation in joint ventures (2015: £6 million credit; 2014: £21 million expense; 2013: £12 million expense; 2012: £5 million expense).

(3)	Disposals and other non-operating items comprise an £27 million loss on disposal of businesses and assets held for sale (2015: £8 million loss; 2014: £19 million loss; 2013: £11 million gain; 2012: £86 million gain), no charge in respect of property provisions on disposed businesses (2015: £11 million; 2014: nil; 2013: nil; 2012: £60 million), and a £13 million loss relating to the revaluation of held for trading investments (2015: £8 million gain; 2014: £8 million gain; 2013: £5 million gain; 2012: £19 million gain).

(4)	Tax expense in 2016 includes a deferred tax credit of nil (2015: nil; 2014: nil; 2013: £221 million; 2012: nil). In 2013 the credit arose on the alignment of certain business assets with their global management structure. It also includes an exceptional prior year tax credit of nil (2015: nil; 2014: nil; 2013: nil; 2012: £96 million). In 2012 the credit related to the resolution of a number of significant tax matters.

Earnings per share and dividends

	For the year ended December 31,
	2016	2015	2014	2013	2012 Restated
	(in millions, except per share amounts)
Amounts in accordance with IFRS(1):
RELX PLC
Earnings per RELX PLC ordinary share	56.3p	46.4p	43.0p	49.0p	45.0p
Diluted earnings per RELX PLC ordinary share	55.8p	46.0p	42.5p	48.3p	44.1p
Dividends per RELX PLC ordinary share(2)	32.55p	26.40p	24.95p	23.65p	21.90p
Weighted average number of shares(3)	1,091.0	1,116.2	1,140.2	1,172.2	1,200.6

RELX NV(4)
Earnings per RELX NV share	56.3p	49.4p	45.8p	51.6p	47.4p
Diluted earnings per RELX NV share	55.8p	48.9p	45.3p	51.0p	46.5p
Dividends per RELX NV ordinary share(2)	€0.410	€0.400	€0.383	€0.329	€0.304
Weighted average number of shares(3)	971.3	992.4	1,014.2	1,038.5	1,062.7

(1)	With effect from 6 April 2016, the UK government has abolished tax credits on dividends paid after this date, including the 2015 final dividend, which was paid in May 2016. As a result of the abolition of this credit, dividends and therefore earnings per share are equal for both RELX PLC and RELX NV in 2016. In calculating earnings per share of the Group up until the end of 2015 (prior to the abolition of the tax credit), the earnings for each class of share were calculated on the basis that earnings are fully distributed. The Group’s usual practice is for only a portion of earnings to be distributed by way of dividends. Until the end of 2015, dividends paid to RELX PLC and RELX NV shareholders were, other than in special circumstances, equalised at the gross level inclusive of the prevailing UK tax credit available to certain RELX PLC shareholders. The allocation of earnings between the RELX PLC shares and the RELX NV shares reflected the differential in dividend payments declared as a result of the tax credit, with the balance of earnings assumed to be distributed as a capital distribution, in equal amounts per share. For further information on the calculation of EPS, please see note 11 to the consolidated financial statements set forth on page 140 and 141 of the Group’s Annual Reports and Financial Statements 2016 incorporated herein by reference to Exhibit 15.2.

(2)	RELX PLC dividends paid in the year, in amounts per ordinary share, comprise a 2015 final dividend of 22.30p and 2016 interim dividend of 10.25p giving a total of 32.55p. The directors of RELX PLC have proposed a 2016 final dividend of 25.70p (2015: 22.30p; 2014: 19.00p; 2013: 17.95p; 2012: 17.00p), giving a total ordinary dividend in respect of the financial year of 35.95p (2015: 29.70p 2014: 26.00p; 2013: 24.60p; 2012: 23.00p). Translated at the December 31, 2016 noon buying rate of $1.23 per £1.00, dividends paid in the year amount to $0.40 per RELX PLC share and total ordinary dividends in respect of the financial year amount to $0.44 per RELX PLC share. See “— Exchange Rates” on page 5.

RELX NV dividends paid in the year, in amounts per ordinary share, comprise a 2015 final dividend of €0.288 and 2016 interim dividend of €0.122 giving a total of €0.410. The directors of RELX NV have proposed a 2016 final dividend of €0.301 (2015: €0.288; 2014: €0.285; 2013: €0.243; 2012: €0.219), giving a total ordinary dividend in respect of the financial year of €0.423 (2015: €0.403; 2014: €0.383; 2013: €0.329; 2012: €0.304). Translated at the December 31, 2016 noon buying rate of $1.05 per €1.00, dividends paid in the year amount to $0.43 per RELX NV share and total ordinary dividends in respect of the financial year amount to $0.44 per RELX PLC share. See “— Exchange Rates” on page 5.

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

The following tables illustrate, for the periods and dates indicated, certain information concerning the Noon Buying Rate for pounds sterling expressed in US dollars per £1.00 and for the euro expressed in US dollars per €1.00. The exchange rate on February 24, 2017 was £1.00 = $1.25 and €1.00 = $1.06.

US dollars per £1.00 — Noon Buying Rates

	Period
Year ended December 31,	End	Average(1)	High	Low
2016	1.23	1.36	1.48	1.22
2015	1.47	1.53	1.59	1.46
2014	1.56	1.65	1.72	1.55
2013	1.66	1.56	1.66	1.48
2012	1.62	1.59	1.63	1.53

Month			High	Low
February 2017			1.26	1.24
January 2017			1.26	1.21
December 2016			1.27	1.22
November 2016			1.25	1.22
October 2016			1.28	1.22
September 2016			1.34	1.30

US dollars per €1.00 — Noon Buying Rates

	Period
Year ended December 31,	End	Average(1)	High	Low
2016	1.05	1.11	1.15	1.04
2015	1.09	1.11	1.21	1.05
2014	1.21	1.33	1.39	1.21
2013	1.38	1.32	1.38	1.28
2012	1.32	1.29	1.35	1.21

Month			High	Low
February 2017			1.08	1.06
January 2017			1.08	1.04
December 2016			1.08	1.04
November 2016			1.11	1.06
October 2016			1.12	1.09
September 2016			1.13	1.12

(1)	The average of the Noon Buying Rates on each business day during the relevant period.

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

Demand for our products and services may be adversely impacted by factors beyond our control, such as the economic environment in the United States, Europe and other major economies, political uncertainties (including the United Kingdom’s vote to leave the European Union), acts of terrorism and civil unrest as well as levels of government and private funding provided to academic and research institutions.

Our intellectual property rights may not be adequately protected under current laws in some jurisdictions, which may adversely affect our results and our ability to grow.

Our products and services include and utilise intellectual property content. We rely on trademark, copyright, patent and other intellectual property laws to establish and protect our proprietary rights in this intellectual property. There is a risk that our proprietary rights could be challenged, limited, invalidated or circumvented, which may impact demand for and pricing of our products and services. Copyright laws are subject to legislative initiatives and increased judicial scrutiny in several jurisdictions in which we operate. This creates additional challenges for us in protecting our proprietary rights in content delivered through the internet and electronic platforms.

Regulatory and other changes regarding the collection or use of third-party information to us could adversely affect our businesses.

A number of our businesses rely extensively upon content and data from external sources. Data is obtained from public records, governmental authorities, customers and other information companies, including competitors. Legal regulations relating to internet communications, privacy and data protection, e-commerce, information governance and use of public records are becoming more prevalent worldwide. The disruption or loss of data sources, either because of changes in the law or because data suppliers decide not to supply them, may impose limits on our collection and use of certain kinds of information about individuals and our ability to communicate such information effectively with our customers.

Changes in the payment model for our Scientific, Technical & Medical primary research content could adversely affect our operations.

Our Scientific, Technical & Medical (STM) primary research content, like that of most of our competitors, is sold largely on a paid subscription basis. There is continued debate in government, academic and library communities, which are the principal customers for our STM content, regarding to what extent such content should be funded instead through fees charged to authors or authors’ funders and/or made freely available in some form after a period following publication. Some of these methods, if widely adopted, could adversely affect our revenue from paid subscriptions.

We cannot assure you that there will be continued demand for our products and services.

Our businesses are dependent on the continued acceptance by our customers of our products and services and the value placed on them. Failure to meet evolving customer needs could impact demand for our products and consequently adversely affect our revenue or the long term returns from our investment in electronic product and platform initiatives.

We operate in a highly competitive environment that is subject to rapid change.

Our businesses operate in highly competitive markets, and the means of delivering our products and services, and the products and services themselves, continue to change in response to rapid technological innovations, legislative and regulatory changes, the entrance of new competitors and other factors. Failure to anticipate and quickly adapt to these changes could impact the competitiveness of our products and services and consequently adversely affect our revenue.

We may not realise all of the future anticipated benefits of acquisitions.

We supplement our organic development with selected acquisitions. If we are unable to generate the anticipated benefits such as revenue growth and/or cost savings associated with these acquisitions this could adversely affect return on invested capital and financial condition, or lead to an impairment of goodwill.

A significant failure or interruption of our electronic delivery platforms, networks or distribution systems could adversely affect our businesses and operations.

Our businesses are dependent on electronic platforms and networks, primarily the internet, for delivery of our products and services. These could be adversely affected if our electronic delivery platforms or networks experience a significant failure, interruption or security breach.

Compromises of our cyber security systems and other unauthorised access to our databases, could adversely affect our businesses and operations.

Our businesses maintain online databases and information, including public records and other personal information. As part of maintaining this information and delivering our products and services we rely on, and provide data to, third party service providers. These databases and information are susceptible to cyber attacks where external parties seek unauthorised access to our, or our users’, data.

Our cyber security measures, and the measures used by our third party service providers, may not detect or prevent all attempts to compromise our systems, which may jeopardise the security of the data we maintain or may disrupt our systems. Failures of our cyber security measures could result in unauthorised access to our systems, misappropriation of our or our users’ data, deletion or modification of stored information or other interruption to our business operations. As techniques used to obtain unauthorised access to or to sabotage systems change frequently, and may not be known until launched against us or our third party service providers, we may be unable to anticipate, or implement adequate measures to protect against these attacks. Compromises of our or our third party service providers’ systems or failure to comply with applicable legislation or regulatory or contractual requirements could adversely affect our financial performance, damage our reputation and expose us to risk of loss, litigation and increased regulation.

Our business, operations and reputation could be adversely affected by a failure to comply with FTC Settlement Orders.

We are subject to numerous and evolving laws and regulations designed to protect certain information and, through our Risk & Business Analytics business in the United States, we are party to two consent orders and two subsequent related supplemental orders embodying settlements, regarding our compliance with US federal laws governing consumer information and security-related issues, including certain fraudulent data access incidents. Failure to comply with these orders could result in civil penalties and adversely affect our business, operations and reputation.

Our businesses may be adversely affected by the failure of third parties to whom we have outsourced business activities.

Our organisational and operational structures are dependent on outsourced and offshored functions. Poor performance or failure of third parties to whom we have outsourced activities could adversely affect our business performance, reputation and financial condition.

We may be unable to implement and execute our strategic and business plans if we cannot retain high-quality management and skilled individuals.

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

We operate a number of pension schemes around the world, including local versions of the defined benefit type in the UK and the United States. The assets and obligations associated with those pension schemes are sensitive to changes in the market values of the scheme’s investments and the market-related assumptions used to value scheme liabilities. Adverse changes to asset values, discount rates, longevity assumptions or inflation could increase future pension costs and funding requirements.

Changes in tax laws or uncertainty over their application and interpretation may adversely affect our reported results.

Our businesses operate globally and our profits are subject to taxation in many differing jurisdictions and at differing tax rates. In October 2015, the Organisation for Economic Co-operation and Development (the “OECD”) issued its reports on Base Erosion and Profit Shifting, which suggest a range of new approaches that national governments might adopt when taxing the activities of multinational enterprises. As a result of the OECD project and other international initiatives, tax laws that currently apply to our businesses may be amended by the relevant authorities or interpreted differently by them, and these changes could adversely affect our reported results.

Fluctuations in exchange rates may affect our results.

The RELX Group consolidated financial statements are expressed in sterling and are subject to movements in exchange rates on the translation of the financial information of businesses whose operational currencies are other than sterling. The United States is our most important market and, accordingly, significant fluctuations in the US dollar exchange rate could significantly affect our reported results. We also earn revenues and incur costs in a range of other currencies, including the euro and the yen and significant fluctuations in these exchange rates could also significantly impact our reported results.

Market conditions and credit ratings may affect the availability and cost of funding.

Macroeconomic, political and market conditions may adversely affect the availability and terms of short and long-term funding, volatility of interest rates, the credit quality of our counterparties, currency exchange rates and inflation. The majority of our outstanding debt instruments are, and any of our future debt instruments may be, publicly rated by independent rating agencies. Our borrowing costs and access to capital may be adversely affected if the credit ratings assigned to our debt are downgraded.

Breaches of generally accepted ethical business standards or applicable statutes concerning bribery could adversely affect our reputation and financial condition.

As a leading provider of professional information solutions to the STM, risk & business analytics, legal, and exhibitions markets we, our employees and major suppliers are expected to adhere to high standards of independence and ethical conduct, including those related to anti-bribery and principled business conduct. A breach of generally accepted ethical business standards or applicable statutes concerning bribery could adversely affect our business performance, reputation and financial condition.

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

As at December 31, 2016, goodwill on the consolidated statement of financial position amounted to £6,392 million and intangible assets with an indefinite life amounted to £123 million. We conduct an impairment test at least annually, which involves a comparison of the carrying value of goodwill and indefinite lived intangible assets by cash generating unit with estimated values in use based on latest management cash flow projections. The assumptions used in the estimation of value in use are, by their very nature, highly judgmental, and include profit growth of the business over a five year forecast period, the long term growth rate of the business thereafter, and related discount rates. There is no guarantee that our businesses will be able to achieve the forecasted results which have been included in the impairment tests and impairment charges may be required in future periods if we are unable to meet these assumptions.

ITEM 4: INFORMATION ON THE GROUP

BUSINESS OVERVIEW

RELX PLC is a holding company. It owns 52.9% of the shares of RELX Group plc.

RELX NV is a holding company. It owns 47.1% of the shares of RELX Group plc.

RELX Group is a global provider of information and analytics for professional and business customers across industries. The Group serves customers in more than 180 countries and has offices in about 40 countries. It employs approximately 30,000 people of whom almost half are in North America.

We operate in four major market segments: Scientific, Technical & Medical; Risk & Business Analytics; Legal; and Exhibitions.

●	Scientific, Technical & Medical provides information and analytics that help institutions and professionals progress science, advance healthcare and improve performance.

●

Risk & Business Analytics provides customers with solutions and decision tools that combine public and industry-specific content with advanced technology and analytics to assist them in evaluating and predicting risk and enhancing operational efficiency.

●

Legal is a leading global provider of legal, regulatory and business information and analytics that help professional customers make more informed decisions, increase productivity and serve their clients better.

●

Exhibitions is the world’s leading events business, enhancing the power of face to face through data and digital tools at over 500 events a year, in more than 30 countries, attracting more than 7 million participants.

	Revenue Year ended December 31,
	2016		2015		2014
	(in millions, except percentages)
Scientific, Technical & Medical	£2,320	34%	£2,070	35%	£2,048	36%
Risk & Business Analytics	1,906	28	1,601	27	1,439	25
Legal	1,622	23	1,443	24	1,396	24
Exhibitions	1,047	15	857	14	890	15

Total	£6,895	100%	£5,971	100%	£5,773	100%

SCIENTIFIC, TECHNICAL & MEDICAL

The information set forth under the headings ‘Business Overview’, ‘Market opportunities’, ‘Strategic priorities’ and ‘Business model, distribution channels and competition’ on pages 14 to 16 of the Group’s Annual Reports and Financial Statements 2016 is incorporated herein by reference to Exhibit 15.2.

RISK & BUSINESS ANALYTICS

The information set forth under the headings ‘Business Overview’, ‘Market opportunities’, ‘Strategic priorities’ and ‘Business model, distribution channels and competition’ on pages 20 to 23 of the Group’s Annual Reports and Financial Statements 2016 is incorporated herein by reference to Exhibit 15.2.

LEGAL

The information set forth under the headings ‘Business Overview’, ‘Market opportunities’, ‘Strategic priorities’ and ‘Business model, distribution channels and competition’ on pages 28 to 30 of the Group’s Annual Reports and Financial Statements 2016 is incorporated herein by reference to Exhibit 15.2.

EXHIBITIONS

The information set forth under the headings ‘Business Overview’, ‘Market opportunities’, ‘Strategic priorities’ and ‘Business model, distribution channels and competition’ on pages 34 to 36 of the Group’s Annual Reports and Financial Statements 2016 is incorporated herein by reference to Exhibit 15.2.

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

RELX Group plc holds all the operating businesses, subsidiaries, interests in associates and joint ventures and financing activities of RELX Group, a global provider of information and analytics for professional and business customers across industries.

Trading on the New York Stock Exchange is in the form of American Depositary Shares (ADSs) evidenced by American Depositary Receipts (ADRs) issued by Citibank N.A., as depositary.

A further description of our corporate structure as of December 31, 2016 is contained in note 1 to our consolidated financial statements as set forth on page 124 and under the heading ‘Corporate structure’ on page 71 of the Group’s Annual Reports and Financial Statements 2016 and incorporated herein by reference to Exhibit 15.2, including the parent companies’ equal voting interests in RELX Group plc.

Significant Subsidiaries, Associates, Joint Ventures and Business Units

A list of significant subsidiaries, associates, joint ventures and business units is included as Exhibit 8.0 to this Form 20-F.

HISTORY AND DEVELOPMENT

Introduction

RELX NV was originally incorporated in 1880 and RELX PLC in 1903. In 1993, they combined their respective businesses by contributing them to two jointly owned companies. In 2015 the structure was simplified so that all of the businesses are now owned by one jointly owned company, RELX Group plc. RELX PLC, RELX NV and RELX Group plc (and its subsidiaries, associates and joint ventures) are together known as RELX Group. As part of this simplification, a bonus issue of RELX NV shares was made such that, following the bonus issue, one RELX PLC ordinary share confers an equivalent economic interest to one RELX NV ordinary share.

Material acquisitions and disposals

Total cash spent on acquisitions in the three years ended December 31, 2016, was £1,011 million. Cash spent on acquisitions in 2016 was £367 million (2015: £207 million; 2014: £437 million) including deferred consideration of £24 million (2015: £25 million; 2014: £34 million) on past acquisitions and spend on venture capital investments of £6 million (2015: £16 million; 2014: £6 million). Acquisition payments in respect of non-controlling interests in 2016 were nil (2015: nil; 2014: £15 million).

Net cash outflow in relation to disposals made in 2016, after timing differences and separation and transaction costs, was £13 million (2015: £34 million received; 2014: £53 million received).

Capital expenditure

Capital expenditure on property, plant, equipment and internally developed intangible assets principally relates to the development of electronic products and investment in systems infrastructure, computer equipment and office facilities. Total such capital expenditure, which was financed using cash flows generated from operations, amounted to £333 million in 2016 (2015: £307 million; 2014: £270 million). In 2016, there was continued investment in new products and related infrastructure, particularly in Legal and in Scientific, Technical & Medical. Further information on capital expenditure is included in notes 2, 16 and 18 to the consolidated financial statements and is set forth on pages 127, 147 and 149 respectively of the Group’s Annual Reports and Financial Statements 2016 and incorporated herein by reference to Exhibit 15.2.

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

PROPERTY, PLANT AND EQUIPMENT

We own or lease approximately 292 properties around the world. The table below identifies the principal owned and leased properties in our property portfolio.

Location	Principal use(s)	Floor space (square feet)
Owned properties
Alpharetta, Georgia	Office and data centre	406,000
Miamisburg, Ohio	Office	403,638
Linn, Missouri	Warehouse	246,260
Leased properties
New York, New York	Office	451,800
Amsterdam, Netherlands	Office	215,455
Miamisburg, Ohio	Office and data centre	213,802
Sutton, England	Office	191,960

All of the above properties are substantially occupied by RELX with the exception of the New York, New York property which no longer houses any RELX staff.

No property owned or leased by us which is considered material to us taken as a whole is presently subject to liabilities relating to environmental regulations and none has major encumbrances.

GOVERNMENT REGULATION

Certain of our businesses provide authorised customers with products and services such as access to public records and other information on individuals. Our businesses that provide such products and services are subject to applicable privacy and consumer information laws and regulations, including US Federal and state and jurisdictions that follow EU and member state regulation. Our compliance obligations vary, and may include, among other things, strict data security programmes, submissions of regulatory reports, providing consumers with certain notices and correcting inaccuracies in applicable reports. From time to time, we respond in the ordinary course to inquiries and investigations from regulators who are charged with enforcing the laws and regulations applicable to our businesses. We are also subject to the terms of consent decrees and other settlements with certain regulators in the US. See “Item 8: Financial Information — Legal Proceedings” on page 39.

Section 219 of the Iran Threat Reduction and Syrian Human Rights Act of 2012 (the “ITRA”), which added Section 13(r) to the Securities Exchange Act of 1934, as amended (the “Exchange Act”), requires disclosures regarding certain activities relating to Iran or with persons designated pursuant to various U.S. Presidential Executive Orders. These disclosures are required even where the activities, transactions or dealings were conducted in compliance with applicable law. We engage in a limited amount of activity with Iran (a) through our non-U.S. affiliates and businesses, as well as (b) pursuant to authorisations — in the form of exemptions or licenses — issued by the U.S. government. We anticipate that similar transactions or dealings may occur in the future. The ownership or control of our customers in Iran is often difficult to determine with certainty.

During 2016,

●

our Scientific, Technical & Medical business sold subscriptions to online products and print publications to Ferdowsi University of Mashhad, the Institute for Studies in Theoretical Physics and Mathematics, the Iran Ministry of Health, the Iran Polymer & Petrochemical Institute, the Iranian Society of Ophthalmology, the Iran Ministry of Science Research and Technology, Islamic Azad University, Mashhad University of Medical Sciences, the National Research Institute of Tuberculosis and Lung Disease, the University of Bojnord, the University of Isfahan, the University of Tehran and the University of Zabol;

●

our Risk & Business Analytics business sold online subscription services to National Petrochemical Company, Amir Kabir Petrochemical Company, Bakhtar Commercial Company, Bandar Imam Petrochemical Company, Behran Oil Company, Esfahan Petrochemical Company, Fanavaran Petrochemical Company, Farabi Petrochemical Company, Ghadeer Petrochemical Company, Ghaed Bassir Petrochemical Company, Jam Petrochemical Company, Jam Polypropylene Company, Kharg Petrochemical Company, Khorosan Petrochemical Company, Kimyagran Emrooz Chemical Industries, Pars Oil Company, Polynar Corporation, Sepahan Oil Company, Shazand Petrochemical Company and Mahan Air; and

●	our Exhibitions business provided exhibition space to IRIB Media Trade, AITO Iran, Hamiyan Co. Cooperation Company and the Cultural Centre of the Embassy of the Islamic Republic of Iran.

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

During 2016, our aggregate revenue from all of our Iran-related activities was approximately £8.2 million. We do not normally allocate net profit on a subscription-by-subscription, individual customer or country-by-country basis. However, we estimate that our net profit from these activities, after internal cost allocations, amounted to 0.12% of our net profit reported in our income statement for the year ended December 31, 2016.

ITEM 5: OPERATING AND FINANCIAL REVIEW AND PROSPECTS

OPERATING RESULTS — THE GROUP

The following discussion is based on the consolidated financial statements of the Group for the three years ended December 31, 2016, 2015 and 2014 which have been prepared in accordance with IFRS as issued by the IASB and as adopted by the EU.

The following discussion should be read in conjunction with, and is qualified by reference to, the consolidated financial statements set forth on pages 119 to 167 of the Group’s Annual Reports and Financial Statements 2016 and incorporated herein by reference to Exhibit 15.2.

The following tables analyse the Group’s revenue in each of the three years ended December 31, 2016, 2015 and 2014 by type, format and geographic market. We derive our revenue principally from subscriptions, transactional and advertising sales. Transactional sales includes revenue from exhibitions. For additional information, see note 2 to the consolidated financial statements set forth on pages 126 to 127 of the Group’s Annual Reports and Financial Statements 2016 and incorporated herein by reference to Exhibit 15.2.

Revenue by type

Year ended December 31,

	2016		2015		2014
	(in millions, except percentages)
Subscriptions	£3,618	52%	£3,123	52%	£2,966	51%
Transactional	3,163	46	2,736	46	2,672	47
Advertising	114	2	112	2	135	2

Total	£6,895	100%	£5,971	100%	£5,773	100%

Revenue by format

Year ended December 31,

	2016		2015		2014
	(in millions, except percentages)
Electronic	£4,954	72%	£4,179	70%	£3,839	66%
Face to face	1,066	15	886	15	922	16
Print	875	13	906	15	1,012	18

Total	£6,895	100%	£5,971	100%	£5,773	100%

Revenue by geographic market

Year ended December 31,

	2016		2015		2014
	(in millions, except percentages)
North America	£3,778	55%	£3,215	54%	£2,878	50%
United Kingdom	504	7	461	8	455	8
The Netherlands	118	2	117	2	153	3
Rest of Europe	1,091	16	958	16	1,053	18
Rest of world	1,404	20	1,220	20	1,234	21

Total	£6,895	100%	£5,971	100%	£5,773	100%

The cost profile of individual businesses within the Group varies widely and costs are controlled on an individual business unit basis. Our most significant cost item is staff costs of £2,114 million (2015: £1,751 million; 2014: £1,709 million).

The following tables show revenue and adjusted operating profit for each of our business segments in each of the three years ended December 31, 2016, 2015 and 2014 together with the percentage change in 2016 and 2015 at both actual and constant currencies. The effect of currency movements on the 2016 results is further described separately below (see “— Effect of Currency Translation” on pages 22 to 23). Adjusted operating profit is included on the basis that it is the key segmental profit measure used by management to evaluate performance and allocate resources to the business segments, as reported under IFRS8: Operating Segments in note 2 to the consolidated financial statements set forth on pages 126 to 127 of the Group’s Annual Reports and Financial Statements 2016 and incorporated herein by reference to Exhibit 15.2. Adjusted operating profit represents operating profit before amortisation of acquired intangible assets and acquisition related costs and is grossed up to exclude the equity share of finance income, finance costs and taxes in joint ventures. A reconciliation of reported operating profit to adjusted operating profit is set out on page 15.

	Revenue for the year ended December 31
	2016	2015	% change		2014	% change
			actual rates	constant rates(1)		actual rates	constant rates(2)
	(in millions, except percentages)
Scientific, Technical & Medical	£2,320	£2,070	+12%	+2%	£2,048	+1%	+2%
Risk & Business Analytics	1,906	1,601	+19%	+8%	1,439	+11%	+6%
Legal	1,622	1,443	+12%	+2%	1,396	+3%	+1%
Exhibitions	1,047	857	+22%	+9%	890	-4%	+1%

Total	£6,895	£5,971	+15%	+4%	£5,773	+3%	+2%

	Adjusted operating profit for the year ended December 31
	2016	2015	% change		2014	% change
			actual rates	constant rates(1)		actual rates	constant rates(2)
	(in millions, except percentages)
Scientific, Technical & Medical	£853	£760	+12%	+2%	£762	0%	+4%
Risk & Business Analytics	686	575	+19%	+8%	506	+14%	+7%
Legal	311	274	+13%	+2%	260	+5%	+5%
Exhibitions	269	217	+24%	+9%	217	0%	+5%

Subtotal	£2,119	£1,826			£1,745
Unallocated items	(5)	(4)			(6)

Total	£2,114	£1,822	+16%	+4%	£1,739	+5%	+5%

(1)	Represents percentage change in 2016 over 2015 using constant currency. These rates were used in the preparation of the 2015 consolidated financial statements.

(2)	Represents percentage change in 2015 over 2014 using constant currency. These rates were used in the preparation of the 2014 combined financial statements.

Non-GAAP financial measures

The Group uses adjusted figures and underlying growth rates which are not defined by generally accepted accounting principles (“GAAP”) such as IFRS. Adjusted figures and underlying growth rates are presented as additional performance measures used by management, as they provide relevant information in assessing the Group’s performance, position and cash flows. We believe that these measures enable our investors to more clearly track the core operational performance of the Group, by separating out items of income or expenditure relating to acquisitions, disposals, capital items and excluding currency translation effects, while providing our investors with a clear basis for assessing our ability to raise debt and invest in new business opportunities. Our management uses these financial measures, along with IFRS financial measures, in evaluating the operating performance of the Group as a whole and the individual business segments. Adjusted and underlying financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with IFRS. The measures may not be directly comparable to similarly reported measures by other companies.

The adjusted and underlying financial measures used in the results of operations discussion on pages 17 to 22 are: underlying revenue growth, adjusted operating profit, underlying adjusted operating profit growth, adjusted operating margin, underlying adjusted operating margin and adjusted net profit attributable to parent companies’ shareholders. Underlying revenue growth rates are calculated at constant currencies. They exclude revenues from biennial and other cycling shows in exhibitions, revenues from businesses acquired and disposed of in both the year and prior year and revenues from assets held for sale. Underlying adjusted operating profit growth rates are calculated at constant currencies. They exclude operating results from businesses acquired and disposed of in both the year and prior year, and operating results from assets held for sale. Adjusted operating profit excludes amortisation of acquired intangible assets, acquisition related costs, and is grossed up to exclude the equity share of finance income, finance costs and taxes in joint ventures. Adjusted operating margin is calculated as adjusted operating profit as a percentage of reported revenue. Underlying adjusted operating margin is calculated at constant currencies and excludes portfolio effects. These metrics are also defined in the glossary on pages S-1 and S-2. Adjusted net profit attributable to parent companies’ shareholders is reconciled to reported net profit attributable to parent companies’ shareholders in note 11 to the consolidated financial statements and is set forth on page 141 of the Group’s Annual Reports and Financial Statements 2016 and incorporated herein by reference to Exhibit 15.2. Reconciliations of all other non-GAAP financial measures to the most directly comparable measure reported under IFRS are set forth in the tables below.

In the tables below and the results of operations commentary following, percentage movements are at actual exchange rates unless otherwise stated.

Adjusted operating profit reconciles to reported operating profit as follows:

	2016	2015	2014
	(in millions)
Reported operating profit	£1,708	£1,497	£1,402
Adjustments:
Amortisation of acquired intangible assets	346	296	286
Acquisition related costs	51	35	30
Reclassification of tax in joint ventures	10	(6)	21
Reclassification of finance income in joint ventures	(1)	–	–

Adjusted operating profit	£2,114	£1,822	£1,739

The calculations of the year-on-year changes in reported revenue and underlying revenue growth are presented below:

	Revenue
	£m	% change
Year to December 31, 2014	5,773	-4%

Underlying revenue growth(1)	166	+3%
Exhibition cycling	(38)	-1%
Acquisitions	101	+2%
Disposals	(95)	-2%
Currency effects	64	+1%

Year to December 31, 2015	5,971	+3%

Underlying revenue growth(1)	227	+4%
Exhibition cycling	30	0%
Acquisitions	66	+1%
Disposals	(60)	-1%
Currency effects	661	+11%

Year to December 31, 2016	6,895	+15%

(1)	Underlying revenue growth represents the year over year movement in reported revenue excluding the impact of the adjustments set forth in the table.

The calculations of the year-on-year changes in adjusted operating profit and underlying adjusted operating profit growth are presented below:

	Adjusted operating profit
	£m	% change
Year to December 31, 2014	1,739	-1%

Underlying adjusted operating profit growth(1)	90	+5%
Acquisitions	14	+1%
Disposals	(14)	-1%
Currency effects	(7)	0%

Year to December 31, 2015	1,822	+5%

Underlying adjusted operating profit growth(1)	100	+6%
Acquisitions	7	0%
Disposals	(33)	-2%
Currency effects	218	+12%

Year to December 31, 2016	2,114	+16%

(1)	Underlying adjusted operating profit growth represents the year over year movement in adjusted operating profit excluding the impact of the adjustments set forth in the table.

Results of Operations for the Year Ended December 31, 2016

Compared to the Year Ended December 31, 2015

Reported revenue was £6,895 million (2015: £5,971 million), up 15% (2015: 3%). The increase in reported revenue reflects good growth in electronic and face to face revenues plus the impact of currency effects, partially offset by continued print revenue declines. Underlying revenue growth was 4% (2015: 3%) with all four market segments contributing to underlying growth.

Reported operating costs, which comprises of cost of sales, selling and distribution costs, and administration and other expenses, was £5,224 million (2015: £4,538 million), up 15% (2015: 3%), principally reflecting the impact of exchange rates, plus increased staff costs and costs associated with the launch of new platforms and services. Cost of sales were £2,488 million (2015: £2,129 million), up 17% (2015: 6%) compared to 2015, slightly higher than the overall increase in revenue. Selling and distribution costs were £1,109 million (2015: £965 million), up 15% (2015: 3%) and administration and other expenses were £1,627 million (2015: 1,444 million), up 13% (2015: down 2%).

Reported operating profit, which includes amortisation of acquired intangible assets and acquisition related costs, was £1,708 million (2015: £1,497 million), an increase of 14% (2015: 7%).

Adjusted operating profit was £2,114 million (2015: £1,822 million), up 16% (2015: 5%), reflecting the benefit of tight cost control across the Group and currency exchange movements.

The reported operating margin was 24.8% (2015: 25.1%). The adjusted operating margin of 30.7% (2015: 30.5%) was 0.2 (2015: 0.4) percentage points higher than in the prior year. Underlying adjusted operating margin growth improved by 0.4 percentage points (2015: 0.9), currency effects increased the margin by 0.3 percentage points (2015: -0.5) and portfolio effects reduced the margin by 0.5 percentage points (2015: no impact).

Depreciation and amortisation of internally generated intangible assets increased to £257 million (2015: £228 million).

The amortisation charge in respect of acquired intangible assets, including the share of amortisation in joint ventures, increased to £346 million (2015: £296 million), primarily reflecting currency effects and acquisitions, partially offset by certain assets becoming fully amortised. Acquisition related costs were £51 million (2015: £35 million).

Reported net finance costs of £195 million (2015: £174 million) includes the net pension financing charge of £14 million (2015: £21 million), and excludes finance income in joint ventures of £1 million (2015: nil). The increase in net finance costs primarily reflects higher net borrowings and currency translation effects.

Reported loss on disposals and other non-operating items was £40 million (2015: £11 million) arising largely from the sale of certain Risk & Business Analytics businesses and revaluation of investments held. These losses were offset by an associated tax credit of £34 million (2015: £13 million).

Reported profit before tax was £1,473 million (2015: £1,312 million). The reported tax charge was £304 million (2015: £298 million).

The reported net profit attributable to the parent companies’ shareholders of £1,161 million (2015: £1,008 million) was up 15% (2015: 6%). The adjusted net profit attributable to parent companies’ shareholders of £1,488 million (2015: £1,275m) was up 17% (2015: 5%).

The reported earnings per share for RELX PLC was up 21% at 56.3p (2015: 46.4p) and for RELX NV was up 1% at €0.687 (2015: €0.682). In sterling terms RELX NV’s reported EPS increased by 14%. The difference reflects the impact of the UK tax credit abolition as explained below.

Adjusted earnings per share were up 19% at 72.2p (2015: 60.5p) when expressed in sterling and 5% at €0.880 (2015: €0.835) when expressed in Euros. At constant currencies, adjusted earnings per share increased by 8%.

Until the end of 2015 the equalisation of dividends between RELX PLC and RELX NV took into account the prevailing tax credit that was available to certain UK tax payers at that time. The tax credit was also taken into account in the determination of reported earnings per share. The UK dividend tax credits were abolished with effect from April 6, 2016, impacting dividends paid after this date. As a result of the abolition of this tax credit, from 2016 reported earnings per share have the same value for each RELX PLC and RELX NV share.

Ordinary dividends paid in the year, in amounts per ordinary share, comprise: a 2015 final dividend of 22.30p and 2016 interim dividend of 10.25p giving a total of 32.55p (2015: 26.4p) for RELX PLC; and a 2015 final dividend of €0.288 and 2016 interim dividend of €0.122 giving a total of €0.410 (2015: €0.400) for RELX NV.

The final dividends proposed by the respective Boards are 25.70p per share for RELX PLC and €0.301 per share for RELX NV, 15% and 5% higher respectively compared with the prior year final dividends. This gives total dividends for the year of 35.95p (2015: 29.70p) and €0.423 (2015: €0.403). The difference in growth rates in the final dividends, and in the earlier interim dividends, reflects changes in the euro:sterling exchange rate since the respective prior year dividend announcement dates.

During 2016, 29.2 million RELX PLC and 26.1 million RELX NV shares were repurchased. Total consideration for these repurchases was £700 million. A further 1.2 million RELX PLC shares and 1.1 million RELX NV shares were purchased by the Employee Benefit Trust. During December 2016, 33.7 million RELX PLC and 30.0 million RELX NV shares held in treasury were cancelled. As at December 31, 2016, total shares in issue for RELX Group, net of shares held in treasury and shares held by the Employee Benefit Trust, amounted to 2,043 million. A further 3.7 million RELX PLC shares and 3.3m million RELX NV shares have been repurchased in 2017 as at February 22, 2017.

Scientific, Technical & Medical: 2016 financial performance

	2016 £m	2015 £m	Underlying growth	Acquisitions/ disposals	Currency effects	Total growth
Revenue	2,320	2,070	+2%	0%	+10%	+12%
Adjusted operating profit	853	760	+3%	-1%	+10%	+12%

Key business trends remained positive in 2016, with underlying adjusted operating profit growth slightly exceeding underlying revenue growth.

Underlying revenue growth was +2%. Reported revenue growth was +12%. The difference between the reported and underlying growth rates primarily reflects the impact of exchange rate movements.

Underlying adjusted operating profit growth of +3% was slightly ahead of underlying revenue growth, resulting in a small underlying margin improvement which was partly offset by exchange rate movements. Adjusted operating profit growth was +12%.

In primary research, strong growth in usage and article submissions continued. In 2016 we launched 64 new journals.

Good growth continued in databases & tools, as well as in electronic reference products.

Print books, which now represent around 10% of divisional revenues, saw steeper second half declines than in recent years, reflecting market conditions. Print pharma promotion revenues were stable.

Risk & Business Analytics: 2016 financial performance

	2016 £m	2015 £m	Underlying growth	Acquisitions/ disposals	Currency effects	Total growth
Revenue	1,906	1,601	+9%	-1%	+11%	+19%
Adjusted operating profit	686	575	+9%	-1%	+11%	+19%

Underlying revenue growth improved in 2016, with strong growth across all key segments in both subscription and transactional revenues. Underlying adjusted operating profit growth broadly matched underlying revenue growth.

Underlying revenue growth was +9%. Reported revenue growth was +19%. The difference between the reported and underlying growth rates reflects the impact of exchange rate movements and a minor effect from portfolio changes.

Underlying adjusted operating profit growth broadly matched underlying revenue growth as we continued to develop new products and services. Adjusted operating profit growth was +19%.

The insurance segment continued to see strong growth, driven by volume growth and strong take up of new products and services across the insurance workflow, and by expansion in adjacent verticals including life and home insurance. The international initiatives continued to progress well, with strong growth in the UK, and early stage developments in China and India.

In Business Services, growth was driven by demand for identity authentication and fraud detection solutions across the financial services and corporate sectors.

The government and healthcare segments continued to develop strongly. Major Data Services saw strong underlying revenue growth, and other brands & services remained stable.

Legal: 2016 financial performance

	2016 £m	2015 £m	Underlying growth	Acquisitions/ disposals	Currency effects	Total growth
Revenue	1,622	1,443	+2%	0%	+10%	+12%
Adjusted operating profit	311	274	+12%	-10%	+12%	+14%

Underlying revenue growth improved slightly in 2016, with continued efficiency gains driving strong underlying adjusted operating profit growth.

Underlying revenue growth was +2%. Reported revenue growth was +12%. The difference between the reported and underlying growth rates reflects the impact of exchange rate movements and minor portfolio changes.

Underlying adjusted operating profit growth was +12%. Adjusted operating profit growth was +13%. The margin increase reflects organic process improvement and the ongoing decommissioning of systems, largely offset by lower profits from joint ventures and other portfolio effects.

Electronic revenues saw continued growth, partially offset by print declines.

US and European markets remained stable but subdued. Revenue from other international markets continued to grow well.

The roll out of new platform releases in the US and international markets continued, and adoption and usage rates progressed well.

Exhibitions: 2016 financial performance

	2016 £m	2015 £m	Underlying growth	Acquisitions/ disposals	Currency effects	Total growth
Revenue	1,047	857	+5%	+1%	+13%	+22%
Adjusted operating profit	269	217	+7%	+1%	+16%	+24%

Exhibitions achieved strong underlying revenue growth in 2016, in line with prior year.

Underlying revenue growth was +5%. After portfolio changes and three percentage points of cycling effects, constant currency revenue growth was +9%. Reported revenue growth was +22%. The difference between the reported and constant currency growth rates reflects the impact of exchange rate movements.

Underlying adjusted operating profit growth was +7%. The 40 basis point improvement in reported margin largely reflects exchange rate movements. Adjusted operating profit growth was +24%.

Revenue growth was strong in the US and moderate in Europe. Japan grew strongly, and China saw good growth. Revenues in Brazil continued to reflect the general weakness of the wider economy. Most other markets continued to grow strongly.

We continued to pursue growth opportunities, launching 32 new events and completing seven small acquisitions.

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

Adjusted earnings per share for RELX PLC and RELX NV were 60.5p, an increase of 7% in sterling from 2014. At constant currencies, adjusted earnings per share increased by 8%.

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

Critical Accounting Policies

The accounting policies of the consolidated businesses under IFRS as issued by the IASB and as adopted by the EU are described within the relevant notes to the consolidated financial statements as set forth on pages 119 to 167 of the Group’s Annual Reports and Financial Statements 2016 and incorporated herein by reference to Exhibit 15.2. The most critical accounting policies and estimates used in determining the financial condition and results of the Group, and those requiring the most subjective or complex judgments, relate to the valuation of goodwill and acquired intangible assets, capitalisation of development spend, accounting for defined benefit pension schemes and taxation.

The Audit Committees of RELX PLC, RELX NV and RELX Group plc have reviewed the development and selection of critical accounting estimates, and the disclosure of critical accounting policies in the financial statements.

Effect of Currency Translation

The consolidated financial statements are expressed in sterling and are therefore subject to the impact of movements in exchange rates on the translation of the financial information of individual businesses whose operational currencies are other than sterling. The principal exposures in relation to the results reported in sterling are to the US dollar and the euro, reflecting our business exposure to the United States and the European Economic and Monetary Union, our most important markets. Some of these exposures are offset by denominating borrowings in US dollars and euros.

Individual businesses are subject to foreign exchange transaction exposures caused by the effect of exchange rate movements on their revenue and operating costs, to the extent that such revenue and costs are not denominated in their functional currencies. Individual businesses generally hedge their exposures at market rates through the centralised treasury department. Hedging of foreign exchange transaction exposure is the only hedging activity undertaken by the individual businesses. For further details see note 19 to the consolidated financial statements as set forth on pages 150 to 154 of the Group’s Annual Reports and Financial Statements 2016 and incorporated herein by reference to Exhibit 15.2.

Currency differences increased the Group’s revenue by £661 million in 2016 compared to 2015. Excluding amortisation of acquired intangible assets of £346 million and acquisition related costs of £51 million, currency differences increased operating profits by £218 million in 2016 compared to 2015. Acquired intangible asset amortisation and acquisition related costs are predominantly denominated in US dollars and, after these charges, currency differences increased operating profits by £181 million in 2016 compared to 2015. The majority of borrowings are denominated in US dollars and euros and, after charging net finance costs, currency differences increased profit before tax by £170 million in 2016 compared to 2015.

Recently Issued Accounting Pronouncements

Recently Issued Accounting Pronouncements are included in note 1 to the consolidated financial statements and are set forth on page 125 of the Group’s Annual Reports and Financial Statements 2016 and incorporated herein by reference to Exhibit 15.2.

LIQUIDITY AND CAPITAL RESOURCES — THE GROUP

Cash Flow

Cash flows from operating activities

The Group’s cash generated from operations in 2016 amounted to £2,236 million (2015: £1,882 million; 2014: £1,851 million). Included in these net cash inflows are cash outflows of £40 million (2015: £45 million; 2014: £27 million) relating to acquisition related costs. A substantial proportion of revenue is received through subscription and similar advanced receipts, principally for scientific and medical journals and exhibition fees. At December 31, 2016 subscriptions and other revenues received in advance totalled £1,941 million (2015: £1,639 million; 2014: £1,453 million).

Cash flows from investing activities

The Group’s cash outflow on the purchase of property, plant and equipment in 2016 was £51 million (2015: £65 million; 2014: £67 million), while proceeds from the sale of property, plant and equipment amounted to £1 million (2015: £1 million; 2014: £10 million). The cash outflow on internally developed intangible assets in 2016 was £282 million (2015: £242 million; 2014: £203 million), reflecting sustained investment in new products and related infrastructure, particularly in the Legal and Scientific, Technical & Medical businesses.

During 2016, the Group paid a total of £361 million (2015: £191 million; 2014: £396 million) for acquisitions, including deferred consideration of £24 million (2015: £25 million; 2014: £34 million) on past acquisitions and after taking account of net cash acquired of £10 million (2015: £3 million; 2014: £9 million). A further £6 million (2015: £16 million; 2014: £6 million) was paid on the purchase of investments during the year. During 2016, the Group paid tax of £402 million (2015: £343 million; 2014: £348 million).

Cash flows from financing activities

Share repurchases by the parent companies in 2016 were £700 million (2015: £500 million; 2014: £600 million), with a further £100 million repurchased in 2017 as at February 22, 2017. On February 23, 2017, RELX PLC and RELX NV announced their intention to repurchase further ordinary shares up to the value of £600 million in the aggregate over the remainder of 2017. In addition, the Employee Benefit Trust purchased shares in the parent companies totalling £29 million (2015: £23 million; 2014: £39 million). Proceeds from the exercise of share options were £23 million (2015: £24 million; 2014: £45 million).

During 2016, the Group paid ordinary dividends totalling £683 million to the shareholders of the parent companies (2015: £583 million; 2014: £565 million). Dividend payments are funded by the operating cash flow of the business after capital spend.

Debt

Net borrowings, used in assessing the Group’s financial position, as at December 31, 2016 were £4,700 million (2015: £3,782 million; 2014: £3,550 million), comprising gross borrowings of £4,843 million, and £19 million of related derivative financial instrument liabilities, less cash and cash equivalents of £162 million. The majority of our borrowings are denominated in US dollars and euros and the weakening of sterling against the US dollar and euro at the year end compared with the start of the year resulted in higher net borrowings when translated into sterling. Excluding currency effects, net borrowings increased by £409 million.

Net borrowings are reconciled as follows:

As at December 31	2016	2015	2014
	£m	£m	£m
Cash & cash equivalents	162	122	276
Borrowings	(4,843)	(3,902)	(3,825)
Related derivative financial instruments	(19)	(2)	(1)

Net borrowings	(4,700)	(3,782)	(3,550)

Liquidity

The group has a $2.0 billion unsecured committed bank facility, maturing in July 2020, which provides security of funding for short-term debt. At December 31, 2016, this facility was undrawn.

In March 2016, €750 million of euro denominated fixed rate term debt with a coupon of 1.375% and a maturity of ten years was issued.

The Group believes that it has ample liquidity and access to debt capital markets, providing the ability to repay or refinance borrowings as they mature and to fund ongoing requirements.

Contractual obligations

The contractual obligations of the Group relating to debt finance and operating leases at December 31, 2016 analysed by when payments are due, are summarised below.

	Total	Less than 1 year	1-3 years	3-5 years	After 5 years
	(in millions)
Short-term borrowings(1)(2)	£1,176	£1,176	£—	£—	£—
Long-term borrowings (including finance leases)(2)	4,535	125	1,162	627	2,621
Operating leases	567	114	197	141	115

Total	6,278	1,415	1,359	768	2,736

(1)	Short-term debt primarily comprises term debt issues maturing within one year and commercial paper, and is supported by a $2.0 billion committed bank facility maturing in July 2020 and by the central management of cash and cash equivalents. At December 31, 2016 the committed bank facility was undrawn.

(2)	Short and long-term debt obligations comprise undiscounted principal and interest cash flows. Interest cash flows are calculated by reference to the contractual payment dates and the fixed interest rates (for fixed rate debt) or the relevant forecast interest rates (for floating rate debt).

Information on retirement benefit obligations is set forth in note 6 to the consolidated financial statements under the heading ‘Pension schemes’ on pages 129 to 132 of the Group’s Annual Reports and Financial Statements 2016 and incorporated herein by reference to Exhibit 15.2.

Off-balance sheet arrangements

Except as disclosed above under “Contractual Obligations”, we have no off-balance sheet arrangements that currently have or are reasonably likely to have a material effect on the RELX Group’s financial condition, results of operations, liquidity, capital expenditure or capital resources.

Treasury policies

The main treasury risks faced by the Group are liquidity risk, interest rate risk, foreign currency risk and credit risk. The Boards of RELX PLC, RELX NV and RELX Group plc agree overall policy guidelines for managing each of these risks. A summary of these policies is provided in note 19 to the consolidated financial statements as set forth under the heading ‘Financial Instruments’ on pages 150 to 154 of the Group’s Annual Reports and Financial Statements 2016 and incorporated herein by reference to Exhibit 15.2.

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

Over the long-term, we seek to maintain a cash flow conversion rate (which we define as the ratio of adjusted cash flow to adjusted operating profit) of 90% or higher and credit metrics that are consistent with a solid investment grade credit rating. The typical credit metrics are net debt to EBITDA, on a pensions and lease adjusted and on an unadjusted basis, and free cash flow as a percentage of net debt. Net debt on an unadjusted basis is the same as net borrowings which is reconciled on page 24. Adjusted EBITDA is derived from net profit as follows:

	2016	2015	2014
	(in millions)	(in millions)	(in millions)
Net profit for the year	£1,169	£1,014	£960
Adjustments:
Taxation	304	298	269
Disposals and other non-operating items	40	11	11
Net finance costs	195	174	162
Amortisation of acquired intangible assets	346	296	286
Depreciation and other amortisation	257	228	237
Acquisition related costs	51	35	30
Reclassification of tax in joint ventures	10	(6)	21
Reclassification of finance income in joint ventures	(1)	–	–

Adjusted EBITDA	£2,371	£2,050	£1,976

Our uses of free cash flow, after organic investment, over the longer-term balance the dividend policy, selective acquisitions and share repurchases, while retaining the balance sheet strength to maintain access to cost effective sources of borrowing.

Further detail on our capital and liquidity management is provided in note 19 to the consolidated financial statements on pages 150 to 154 of the Group’s Annual Reports and Financial Statements 2016 and incorporated herein by reference to Exhibit 15.2.

SHORT-TERM BORROWINGS

The Group operates a number of commercial paper programmes that provide flexibility for funding operational requirements on a daily basis, at short notice and at competitive rates. Commercial paper is issued under both US and Euro programmes and guaranteed by RELX PLC and RELX NV. In addition, short-term borrowing facilities are established with local banks to support the daily requirements of businesses operating in certain countries where there may be restrictions on borrowing from affiliates. Term debt consists of borrowings with an original maturity of greater than one year and which mature within 12 months of the reporting date. These short-term borrowings were backed up at December 31, 2016 by a $2.0 billion committed bank facility maturing in July 2020 which was undrawn. The short-term borrowing programmes are run in conjunction with term debt programmes which comprise the majority of our debt and provide the Group with security of funding.

The average amount and the average interest rate during the year have been calculated by taking the average of the amounts outstanding at each month end (translated to sterling at the respective month end rate) and the average of the interest rate applicable at each month end. Commercial paper issuance reached a maximum month end level of £989 million in October 2016, and short-term loans and overdrafts reached a maximum month end level of £167 million in January 2016, both as a result of movements in trading cash flows and in the case of commercial paper, following the £400 million term debt maturity. Term debt reached a maximum month end level of £729 million in September 2016 as the maturity of the £400 million term debt issue expiring in October 2016 and the €350 million term debt issue expiring in May 2017 were then both below 12 months.

Short-term borrowings as at December 31,	2016 £m	2016 Weighted average interest rate %	2015 £m	2015 Weighted average interest rate %	2014 £m	2014 Weighted average interest rate %
Commercial paper	426	(0.2)	113	0.4	465	0.3
Short-term loans and overdrafts	95	1.7	105	2.2	84	0.8
Finance leases	5	1.5	6	1.8	7	2.2
Term debt	633	2.3	400	5.6	120	5.2

Total short-term borrowings	1,159		624		676

Average short-term borrowings during the year ended December 31,	2016 £m	2016 Weighted average interest rate %	2015 £m	2015 Weighted average interest rate %	2014 £m	2014 Weighted average interest rate %
Commercial paper	429	0.1	458	0.3	600	0.3
Short-term loans and overdrafts	121	2.1	93	2.1	51	1.4
Finance leases	6	1.8	7	2.7	4	2.3
Term debt	547	3.6	111	5.6	183	3.2

Maximum month end short-term borrowings	2016 £m	2015 £m	2014 £m
Commercial paper	989	620	747
Short-term loans and overdrafts	167	106	103
Finance leases	6	7	7
Term debt	729	400	351

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

Trends, uncertainties and events which could have a material impact on our revenue, operating profit and liquidity and capital resources are discussed in further detail in “Item 3: Key Information — Risk Factors”; “Item 4: Information on the Group”; and “Item 5: Operating and Financial Review and Prospects — Operating Results — The Group —; Liquidity and Capital Resources — The Group”.

ITEM 6: DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

DIRECTORS

The information on the Directors of each of RELX PLC, RELX NV and RELX Group plc as at February 22, 2017 is set forth under the headings ‘Executive Directors’ and ‘Non-Executive Directors’ on pages 66 to 67 of the Group’s Annual Reports and Financial Statements 2016 and is incorporated herein by reference to Exhibit 15.2.

As a general rule, Non-Executive Directors serve for an initial term of three years, and are typically expected to serve two three-year terms, although the Boards may invite an individual to serve for an additional period of three years.

The Directors are as follows:

Name (Age)	RELX PLC, RELX NV and RELX Group plc
Erik Engstrom (53)	Executive Director and Chief Executive Officer
Anthony Habgood (70)	Non-Executive Chairman(2)(3)(4)
Wolfhart Hauser (67)	Non-Executive Director(2)(3)(4)(5)
Adrian Hennah (59)	Non-Executive Director(1)(4)
Marike van Lier Lels (57)	Non-Executive Director(1)(4)
Nick Luff (49)	Executive Director and Chief Financial Officer
Robert MacLeod (52)	Non-Executive Director(2)(4)
Carol Mills (63)	Non-Executive Director(1)(2)(4)
Linda Sanford (64)	Non-Executive Director(1)(4)
Ben van der Veer (65)	Non-Executive Director(1)(3)(4)

(1)	Member of the Audit Committees of the Boards of RELX PLC, RELX NV and RELX Group plc.

(2)	Member of the Remuneration Committee of the Board of RELX Group plc.

(3)	Member of the joint Nominations Committee of the Boards of RELX PLC and RELX NV.

(4)	Member of the joint Corporate Governance Committee of the Boards of RELX PLC and RELX NV.

(5)	Senior Independent Director, as defined by the UK Corporate Governance Code.

Two of our long-serving Non-Executive Directors, Lisa Hook and Robert Polet, retired from the Boards after our Annual General Meetings in April 2016. Robert MacLeod and Carol Mills joined the Boards as Non-Executive Directors in April 2016 following the approval of the shareholders of RELX PLC and RELX NV at the Annual General Meetings. Wolfhart Hauser, who has served as a Non-Executive Director since 2013, was appointed as the Senior Independent Director, in April 2016.

SENIOR MANAGEMENT

The executive officers of RELX PLC, RELX NV and RELX Group plc, other than Directors, at February 22, 2017 were:

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

COMPENSATION

The remuneration policy in relation to the Executive Directors as approved by RELX PLC shareholders at the 2014 Annual General Meeting and by the 2005 General Meeting of RELX NV as amended in 2008, 2010 and 2013; continues to apply and is hereby incorporated by reference to Exhibit 15.3.

At the 2017 Annual General Meetings, proposals for a new remuneration policy will be put for approval, see pages 84 to 90 of the Group’s Annual Reports and Financial Statements 2016.

The policy relating to payment for loss of office of Executive Directors and Non-Executive Directors is set out on pages 8 to 10 of Exhibit 15.3 and is incorporated herein by reference.

Compensation of executive officers

The aggregate compensation (salary, annual incentive, benefits, pension, cash allowance in lieu of pension and dividend equivalents received in respect of shares vested during 2016 under BIP and LTIP) paid during 2016 (and in respect of the annual incentive earned in respect of 2016) to those who were executive officers (other than Directors) of RELX Group as at February 22, 2017 for the year ended December 31, 2016 was £2,807,065, which included contributions made to the pension plans in respect of such officers of £36,446.

ANNUAL REMUNERATION REPORT

The Annual Remuneration Report is set out on pages 92 to 104 of the Group’s Annual Reports and Financial Statements 2016 and is incorporated herein by reference to Exhibit 15.2.

SHARE OWNERSHIP

Executive Directors’ multi-year incentive interests

This information is set forth under the heading ‘Multi-year incentive interests’ on pages 99 to 100 of the Group’s Annual Reports and Financial Statements 2016 and is incorporated herein by reference to Exhibit 15.2.

The Group

As of December 31, 2016 we operated and/or had awards outstanding under a number of equity-based plans as follows:

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

The LTIP 2013 applies to senior executives (including executive officers and executive directors). Awards may be granted as performance share awards or nil-cost options but it is currently intended to only grant performance share awards. Awards vest subject to performance measured over three financial years. Awards may be satisfied with new issue shares, a transfer of treasury shares or shares purchased in the market, but it is currently intended to continue the existing practice of satisfying awards with shares purchased in the market. The performance measures and targets applicable to awards granted in 2016 under this plan are set forth on page 97 of the Group’s Annual Reports and Financial Statements 2016 and are incorporated herein by reference to Exhibit 15.2. The vesting of awards is also subject to participants meeting a minimum shareholding requirement and continued employment (except for certain categories of approved leavers). Dividend equivalents accrue over the performance period and are paid out in cash at the end to the extent that the awards vest. Further, shares vested from awards granted to the executive directors from 2014 onwards are subject to a further six months holding period post vesting.

(b)	Executive share option schemes (ESOS)

The plans in this category comprise the Executive Share Option Scheme 2013 (ESOS 2013) and the Share Option Scheme 2003 (ESOS 2003). Details of the ESOS 2003 have been disclosed in previous Annual Reports on Form 20-F.

The ESOS 2013 applies to around 1,000 executives (including executive officers and executive directors). Market value options are granted which vest (subject to performance in the case of executive directors) after three years and remain exercisable, subject to continued employment, until the tenth anniversary of grant. Options may be satisfied with new issue shares, a transfer of treasury shares or shares purchased in the market, but it is currently intended to continue the existing practice of satisfying options with new issue shares. The performance measure and targets applicable to options granted in 2016 under this plan to executive directors are set forth on page 97 of the Group’s Annual Reports and Financial Statements 2016 and are incorporated herein by reference to Exhibit 15.2.

ESOS 2003 has options outstanding under it but no further options have been granted under this plan since 2013.

(c)	Bonus investment plans (BIP)

The Bonus Investment Plan 2010 (BIP 2010) is a voluntary plan aimed at encouraging personal investment in, and ongoing holding of, RELX shares to promote greater alignment with shareholders and support the retention of key talent. Details of the BIP 2010 have been disclosed in previous Annual Reports on Form 20-F. Awards were made in 2016 under BIP 2010 to senior executives (including executive officers and executive directors). The performance measures and targets applicable to awards granted in 2016 are set forth on page 97 of the Group’s Annual Reports and Financial Statements 2016 and is incorporated herein by reference to Exhibit 15.2.

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

Share options and conditional share awards

At February 22, 2017 the total number of shares subject to outstanding options was:

	Number of outstanding options	Options over shares	Option price range
UK SAYE Scheme	2,351,409	RELX PLC	£4.108-£10.320
Netherlands Convertible Debenture Stock Scheme	2,046,057	RELX NV	€4.781-€16.175
ESOS	5,239,197	RELX PLC	£4.665-£14.310
	5,562,119	RELX NV	€5.403-€15.840

Share options are expected, upon exercise, to be met by the issue of new ordinary shares.

At February 22, 2017 the following conditional share awards were also outstanding:

	Number of outstanding awards	Awards over shares in
BIP*	1,944,082	RELX PLC
	1,980,050	RELX NV
LTIP	2,562,653	RELX PLC
	2,737,357	RELX NV
RSP	920,191	RELX PLC
	852,464	RELX NV

*	Comprises RELX ordinary shares and RELX ADRs.

Share ownership

The interests of those individuals who were Directors of RELX PLC and RELX NV as at December 31, 2016 in the issued share capital of the respective companies at the beginning and end of the year are shown under the heading ‘Statement of Directors’ shareholdings and other share interests’ on page 98 of the Group’s Annual Reports and Financial Statements 2016 and is incorporated herein by reference to Exhibit 15.2.

The interests of the current executive directors of RELX PLC and RELX NV in the issued share capital of the respective companies as at March 6, 2017 were:

	Interest in RELX PLC shares	Interest in RELX NV shares
Erik Engstrom	200,490	804,181	*
Nick Luff	124,847	136,095

*	Comprises ordinary shares and ADRs.

Shares and options held by executive officers

The following table indicates the total aggregate number of RELX PLC and RELX NV securities beneficially owned (comprising ordinary shares and ADRs) and the total aggregate number of share options (comprising ordinary shares only) and conditional share awards (comprising ordinary shares and ADRs) held by the executive officers (other than Directors) of RELX Group plc (three persons) in office as of February 22, 2017:

	RELX PLC shares	RELX PLC ordinary shares subject to options	RELX PLC conditional share awards	RELX NV shares	RELX NV ordinary shares subject to options	RELX NV conditional share awards
Executive officers (other than Directors)	355,862	152,175	387,033	136,184	190,994	307,812

The options over RELX PLC ordinary shares included in the above table are exercisable at prices ranging from £5.155 to £12.55 per share and between the date hereof and 2026. The options over RELX NV ordinary shares included in the above table are exercisable at prices ranging from €5.832 to €15.365 per share and between the date hereof and 2026. The RELX PLC and RELX NV conditional share awards included in the above table will vest between 2017 and 2019.

BOARD PRACTICES

THE GROUP

Membership of the Boards of RELX PLC, RELX NV and RELX Group plc is aligned. All of the Directors of RELX Group plc are also Directors of RELX PLC and RELX NV. RELX NV may nominate for appointment up to two Non-Executive Directors who are not appointed to the Boards of either RELX PLC or RELX Group plc. Subject to shareholders of RELX PLC and RELX NV re-electing those Directors who are standing for re-election at their respective Annual General Meetings in 2017, all the Directors of RELX Group plc will also be Directors of RELX PLC and of RELX NV. For additional information regarding the Board membership positions and executive officer positions within the Group, see “Directors” and “Senior Management” on page 28. Details of the membership of the Audit Committees of RELX Group plc, RELX PLC and RELX NV and details of the membership of the Remuneration Committee are given under “Directors” on page 28.

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

The RELX Group plc Board has established the following Committees:

—	Audit — currently comprising five independent Non-Executive Directors; and

—	Remuneration — currently comprising three independent Non-Executive Directors and the Chairman of RELX Group plc.

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

RELX PLC

The RELX PLC Board currently consists of two Executive Directors and eight Non-Executive Directors. A person may only be appointed or proposed or recommended for appointment to the Board if that person has been nominated for that appointment by the joint Nominations Committee of RELX PLC and RELX NV. Persons nominated by the Nominations Committee will be required to be approved by the RELX PLC Board, prior to appointment to the RELX PLC Board. A copy of the terms of reference of the Nominations Committee is available on request and can be viewed on our website, www.relx.com. The information on our website is not incorporated by reference into this report.

Notwithstanding the provisions outlined above in relation to the appointment to the Board, RELX PLC shareholders retain their rights under RELX PLC’s articles of association to appoint Directors to the RELX PLC Board by ordinary resolution. RELX PLC shareholders may also, by ordinary resolution, remove a Director from the Board of RELX PLC, and in such circumstances that Director will also be required to be removed or required to resign from the Boards of RELX NV and RELX Group plc (except in circumstances where there has been a change of control of RELX PLC and not RELX NV).

The RELX PLC Board has also established the following Committees:

—	Audit — currently comprising five independent Non-Executive Directors;

—	Corporate Governance — a joint Committee of RELX PLC and RELX NV, comprising all Non-Executive Directors of each company; and

—	Nominations — a joint Committee of RELX PLC and RELX NV, currently comprising three Non-Executive Directors including the Chairman of the Board.

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

The General Meeting of RELX NV may also, by ordinary resolution, resolve to suspend or dismiss each Director of RELX NV. In addition, each Executive Director of the Board can, at any time, be suspended by the Board. In such circumstances that Executive Director will also be required to be removed or required to resign from the Boards of RELX PLC and RELX Group plc (except in circumstances where there has been a change of control of RELX NV and not RELX PLC).

The RELX NV Board has established the following committees:

—	Audit — currently comprising five Non-Executive Directors;

—	Corporate Governance — a joint Committee of RELX NV and RELX PLC, comprising all Non-Executive Directors of each company; and

—	Nominations — a joint Committee of RELX NV and RELX PLC, currently comprising three Non-Executive Directors including the Chairman of the Board.

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

EMPLOYEES

The number of people employed is disclosed in note 5 to the consolidated financial statements, set forth in note 5 under the heading ‘Personnel’ on page 128 of the Group’s Annual Reports and Financial Statements 2016 and is incorporated herein by reference to Exhibit 15.2.

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

ITEM 7: MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

RELX PLC

Substantial share interests

As at March 6, 2017, we had been notified by the following shareholders that they held an interest of 3% or more in voting rights(1) of the issued share capital of RELX PLC. The number of shares and percentage interests stated below are as disclosed at the date on which the interests were notified to us:

Identity of Person or Group(2)	Number of Shares	% of Class
BlackRock, Inc	107,062,804	9.62
Invesco Limited	58,810,637	5.03
Legal & General Group plc	41,300,403	3.40

(1)	Under the UK Disclosure and Transparency Rules, subject to certain limited exceptions, persons or groups with an interest of 3% or more in voting rights of the issued RELX PLC ordinary share capital are required to notify both RELX PLC and the UK Financial Conduct Authority of their interest. Shares held in treasury, which do not carry voting rights, are disclosed on page 42.

(2)	Under the UK Large and Medium-sized Companies and Groups (Financial Statements and Reports) Regulations 2008, RELX PLC is required to disclose information they are aware of regarding the identity of each person with a significant direct or indirect holding of securities in RELX PLC as at the financial year end.

As far as RELX PLC is aware, except as disclosed herein, it is neither directly or indirectly owned nor controlled by one or more corporations or by any government.

At December 31, 2016 there were 13,673 ordinary shareholders, including the depositary for RELX PLC’s ADR programme, with a registered address in the United Kingdom, representing 99.91% of shares issued.

RELX PLC is not aware of any arrangements the operation of which may at a subsequent date result in a change in control of RELX PLC. The major shareholders of RELX PLC do not have different voting rights to other ordinary shareholders.

RELX NV

Substantial share interests

As of March 6, 2017, we were aware of the following disclosable interests of 3% or more in the issued RELX NV shares based on the public database of and on notification received from the Netherlands Authority for the Financial Markets(1) or provided as a Schedule 13G filing(2). The number of shares and percentage interests stated below are as disclosed on the date on which the interests were notified to us:

Identity of Person or Group	Number of Shares	% of Class
BlackRock, Inc	70,982,454	7.00
RELX NV(3)	54,292,694	5.18
Henderson Group Plc	52,462,008	5.00
The Bank of New York Mellon Corporation	52,392,726	5.01
FIL Limited	43,038,441	3.56
Jupiter Asset Management Limited	31,545,168	3.01
Massachusetts Financial Services Company	23,977,291	3.03

(1)	Under Article 5:38 of the Netherlands Financial Markets Supervision Act, any person acquiring or disposing of shares or voting rights in public companies established under the laws of the Netherlands listed on a stock exchange in the European Union, is required to notify the Netherlands Authority for the Financial Markets (AFM) without delay if such person knows, or should know, that such interest therein reaches, exceeds or drops below a 3%, 5%, 10%, 15%, 20%, 25%, 30%, 40%, 50%, 60%, 75% and 95% threshold. No interest in the shares or voting rights of RELX NV of 10% or more has been disclosed in the AFM’s registers. Shares held in treasury, which do not carry voting rights, are disclosed on page 45.

(2)	The Securities Exchange Act of 1934, as amended, requires any person who has, as at the end of the calendar year, a direct or indirect beneficial interest in 5% or more of the issued share capital of a company, to file a statement on Schedule 13G with the Securities and Exchange Commission reporting such interest within 45 days following the end of the calendar year.

(3)	Under Dutch regulations, RELX NV is required to notify the AFM if it acquires shares in its own capital as a result of which its percentage of shares in its own capital reaches, exceeds or falls below certain thresholds (including 3% and 5%).

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

RELATED PARTY TRANSACTIONS

Transactions with joint ventures and key management personnel, comprising the Executive and Non-Executive Directors of RELX PLC and RELX NV, are set out in note 28 to the consolidated financial statements set forth under the heading ‘Related party transactions’ on page 161 of the Group’s Annual Reports and Financial Statements 2016 and is incorporated herein by reference to Exhibit 15.2.

Further details of remuneration of key management personnel are set out in “Item 6 — Directors, Senior Management and Employees”.

ITEM 8: FINANCIAL INFORMATION

FINANCIAL STATEMENTS

See Item 18: Financial Statements, incorporated herein by reference.

There were no subsequent events after the balance sheet date which would require disclosure in the consolidated financial statements for the year ended December 31, 2016.

DIVIDEND POLICY

Dividends to RELX PLC and RELX NV shareholders are, other than in special circumstances, equalised at the gross level. Until April 6, 2016, this included the then prevailing UK attributable tax credit of 10% available to certain RELX PLC shareholders. The UK government abolished these dividend tax credits with effect from April 6, 2016, so that dividends paid after this date are the same for both RELX PLC and RELX NV. As a result of this change, reported earnings per share also have the same value for each RELX PLC and RELX NV share from 2016. The exchange rate used for each dividend calculation as defined in the RELX Group governing agreement is the average of the closing mid-point spot euro:sterling exchange rate for the five consecutive business days commencing with the tenth business day before the dividend determination date. The Boards of RELX PLC and RELX NV have adopted dividend policies in recent years in respect of their equalised dividends that, subject to currency considerations, more closely align dividend growth with growth in adjusted earnings per share, consistent with the dividend normally being covered over the longer term at least two times by adjusted earnings per share (i.e. before the amortisation of acquired intangible assets, acquisition related costs, net financing charge on defined benefit pension schemes, disposal gains and losses and other non-operating items, related tax effects, other deferred tax credits from intangible assets and exceptional prior year tax credits).

LEGAL PROCEEDINGS

Various of the Group’s subsidiaries operating in the United States have been the subject of legal proceedings and federal and state regulatory actions relating to data security breaches, pursuant to which unauthorised persons obtained personal information from our databases, or alleged breaches of privacy laws in connection with the obtaining and disclosure by such subsidiaries of information without the consent of the individuals involved. The principal actions and investigations have been settled, with the substantial portion of cash payments agreed to be paid by these subsidiaries being reimbursed by insurance and third-party indemnities. The settlements generally require strict data security programmes, submissions of regulatory reports and on-going monitoring by independent third parties to ensure our compliance with the terms of those settlements. While the costs of such on-going monitoring will be borne by us, neither the costs of compliance nor the costs of such on-going monitoring are expected to have a material adverse effect on our financial position or the results of our operations.

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

	Pence per ordinary share		US dollars per ADS
Calendar Periods	High	Low	High	Low
2016	1,502	1,126	19.75	16.22
2015	1,220	1,011	18.38	15.63
2014(1)	1,113	866	17.44	14.43
2013(1)	899	641	15.01	10.25
2012(1)	652	469	10.51	7.23

2016
Fourth Quarter	1,502	1,282	19.31	16.22
Third Quarter	1,471	1,390	19.75	18.50
Second Quarter	1,376	1,192	19.27	17.17
First Quarter	1,306	1,126	19.05	16.48

2015
Fourth Quarter	1,220	1,119	18.32	17.16
Third Quarter	1,132	1,011	17.67	15.63
Second Quarter	1,179	1,035	17.44	16.21
First Quarter	1,188	1,066	18.38	16.19

2014(1)
Fourth Quarter	1,113	939	17.44	14.92
Third Quarter	1,011	917	16.64	15.80
Second Quarter	959	866	16.32	14.60
First Quarter	935	878	15.64	14.43

Month
February 2017	1,505	1,415	19.07	18.20
January 2017	1,471	1,398	18.21	17.75
December 2016	1,449	1,333	17.97	17.15
November 2016	1,446	1,282	17.94	16.22
October 2016	1,502	1,429	19.31	17.75
September 2016	1,470	1,414	19.75	18.91

(1)	Following the corporate restructuring in 2015, as discussed in further detail on page 10, RELX PLC ADSs were adjusted such that one RELX PLC ADS represents one RELX PLC share. Prior period comparatives have been adjusted retrospectively to reflect this change.

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

The table below sets forth, for the periods indicated, the high and low closing middle market quotations for the RELX NV shares on Euronext Amsterdam as derived from the Officiële Prijscourant of Euronext Amsterdam and the high and low last reported sales prices in US dollars for the RELX NV ADSs on the New York Stock Exchange, as derived from the New York Stock Exchange Composite Tape, and reported by Bloomberg:

	€ per ordinary share		US dollars per ADS
Calendar Periods	High	Low	High	Low
2016	16.34	13.65	18.28	14.98
2015	16.50	12.42	17.45	14.78
2014(1)	12.97	9.56	16.03	13.26
2013(1)	10.28	7.27	13.98	9.42
2012(1)	7.39	5.31	9.62	6.62

2016
Fourth Quarter	16.15	13.99	17.91	14.98
Third Quarter	16.34	15.43	18.28	17.21
Second Quarter	15.84	14.21	18.06	16.01
First Quarter	15.68	13.65	17.82	15.42

2015
Fourth Quarter	16.50	14.34	17.45	16.30
Third Quarter	15.45	13.21	16.81	14.95
Second Quarter	15.65	13.74	16.58	15.23
First Quarter	15.40	12.42	16.75	14.78

2014(1)
Fourth Quarter	12.97	10.67	16.03	13.66
Third Quarter	11.77	10.55	15.12	14.34
Second Quarter	10.95	9.56	14.94	13.26
First Quarter	10.55	9.81	14.47	13.29

Month
February 2017	16.73	15.73	17.69	16.86
January 2017	16.09	15.39	16.84	16.41
December 2016	16.00	14.91	16.76	15.88
November 2016	15.30	13.99	16.64	14.98
October 2016	16.15	15.03	17.91	16.39
September 2016	16.33	15.64	18.28	17.48

(1)	Following the corporate restructuring in 2015, as discussed in further detail on page 10, a bonus issue of RELX NV ordinary shares was declared such that one RELX NV ordinary share confers an equivalent economic interest to one RELX PLC ordinary share, and RELX NV ADSs were adjusted such that one RELX NV ADS represents one RELX NV ordinary share. Prior period comparatives for ordinary shares and ADSs have been adjusted retrospectively to reflect these changes.

ITEM 10: ADDITIONAL INFORMATION

ARTICLES OF ASSOCIATION

RELX PLC

A copy of RELX PLC’s current Articles of Association (the “Articles”) is filed as Exhibit 1.1 to this Form 20-F.

The following is a summary of the current Articles. As a summary, it is not exhaustive and is qualified in its entirety by reference to UK law and the Articles.

Company’s Objects

RELX PLC’s objects are unrestricted.

Share Capital

As at December 31, 2016 issued ordinary share capital comprised 1,144.1 million shares of 14  51/116 p. At December 31, 2016 shares held in treasury totalled 63.6 million. Of these, 4.2 million ordinary shares were held by the Employee Benefit Trust and 59.4 million ordinary shares were held in treasury by RELX PLC. During 2016, RELX PLC bought back 29.2 million ordinary shares to be held in treasury pursuant to the authority given by shareholders at the Annual General Meeting held on April 21, 2016 and the previous authority given by shareholders at the Annual General Meeting held on April 23, 2015. On December 22, 2016, RELX PLC cancelled 33.7 million ordinary shares held in treasury. These share purchases and cancellations are reflected in the number of ordinary shares held in treasury at December 31, 2016.

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

RELX PLC by special resolution and subject to the Act may:

1.	Disapply shareholders pre-emption rights on new issue shares up to a limit of 5% of the issued share capital, and disapply pre-emption rights on new issue shares up to a further 5% of the issued share capital in connection with an acquisition or specified capital investment subject to certain conditions;

2.	Buy back its own shares up to a limit of 10% of the issued share capital; and

3.	Reduce its share capital.

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

Directors’ Interests

Subject to the provisions of the Act, where a Director declares an interest to the Board, the Board may authorise the matter proposed to it which would otherwise constitute a conflict of interest and place a Director in breach of their statutory duty. Such authorisation is effective where the Director in question is not included in the quorum for the meeting and the matter was agreed without their vote, or would have been agreed to had their vote not been counted. A Director’s duty to declare an interest does not apply in the circumstances provided for by section 177(5) and 177(6) of the Act. A Director:

1.	May be a party to, or otherwise interested in, any transaction or arrangement with RELX PLC or in which RELX PLC is directly or otherwise interested in;

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

RELX NV

The following is a summary of the principal provisions of RELX NV’s Articles of Association (the “Articles”). As a summary, it is not exhaustive and is qualified in its entirety by reference to Dutch law and the Articles as they read in the Dutch language. The Articles were last amended before a civil law notary in Amsterdam on June 30, 2015 after a shareholders’ resolution was passed to approve such amendment at the Annual General Meeting held on April 22, 2015. A copy of the current Articles is filed as Exhibit 1.2 to this Form 20-F.

Share Capital

As at December 31, 2016 RELX NV’s issued share capital comprised 1,019.9 million ordinary shares of 0.07 euro nominal value. At December 31, 2016 shares held in treasury totalled 57.7 million. Of these 4.5 million ordinary shares were held by the Employee Benefit Trust and 53.2 million shares were held in treasury by RELX NV.

At the 2016 Annual General Meeting, shareholders passed a resolution delegating the authority to the Board to acquire shares in RELX NV for a period of 18 months from the date of the Annual General Meeting up to and including October 19, 2017, for the maximum amount of 10% of the issued capital. During the year, 26.1 million ordinary shares were purchased under this and the previous delegation of authority. On December 22, 2016, RELX NV cancelled 30.0 million ordinary shares held in treasury. These share purchases and cancellations are reflected in the number of ordinary shares held in treasury at December 31, 2016.

A resolution to renew the delegation of the authority to the Board to acquire shares in RELX NV will be submitted to the shareholders at the 2017 Annual General Meeting together with a proposal for approval of the reduction of RELX NV’s capital by cancellation of accumulated shares held in treasury.

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

UK Stamp Duty and Stamp Duty Reserve Tax

Current UK law includes a provision whereby UK stamp duty reserve tax (SDRT) or UK stamp duty is payable upon the transfer or issue of RELX PLC ordinary shares to the depositary in exchange for RELX PLC ADSs evidenced by ADRs. For this purpose, the current rate of stamp duty and SDRT is 1.5%, applied, in each case, to: (i) the issue price when the ordinary shares are issued; (ii) the amount or value of the consideration where shares are transferred for consideration in money or money’s worth; or (iii) the value of the ordinary shares in any other case. Following litigation, HMRC have accepted that they will no longer seek to apply the 1.5% SDRT charge on an issue of shares into a clearance service or depositary receipt system on the basis that the charge is not compatible with EU law. Accordingly no UK SDRT or UK stamp duty is payable upon the issue of RELX PLC shares to the depositary in exchange for RELX PLC ADSs evidenced by ADRs. HMRC’s view is that the 1.5% SDRT or stamp duty charge will continue to apply to a transfer of shares into a clearance service or depositary receipt system, unless such transfer is an integral part of the issue of share capital. This view is currently being challenged in further litigation.

Provided that the relevant instrument of transfer is not executed in the UK and remains outside the UK, no UK stamp duty should in practice be payable on the transfer of RELX PLC ADSs. An agreement to transfer RELX PLC ADSs in the form of ADRs will not give rise to a liability to SDRT.

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

Taxation of dividends and capital gains

You will not be subject to any Dutch taxes on dividends distributed by RELX NV (other than the withholding tax described above) or any capital gain realised on the disposal of RELX NV ordinary shares or ADSs provided that (i) the RELX NV ordinary shares or ADSs are not attributable to an enterprise or an interest in an enterprise that you carry on, in whole or part through a permanent establishment or a permanent representative in the Netherlands, (ii) you do not have a substantial interest or a deemed substantial interest in RELX NV (generally, 5% or more of either the total issued and outstanding capital or the issued and outstanding capital of any class of shares) or, if you have such an interest, you do not hold such interest with the avoidance of Netherlands (or foreign) (withholding) tax as (one of) the main purpose(s) or such interest does not form part of an artificial structure or series of structures (such as structures which are not put into place for valid business reasons reflecting economic reality), and (iii) if you are an individual, such dividend or capital gain from your RELX NV ordinary shares or ADSs does not form benefits from miscellaneous activities (“resultaat uit overige werkzaamheden”) in the Netherlands. Benefits from miscellaneous activities in the Netherlands include income and gains derived from the holding, whether directly or indirectly, of (a combination of) shares, debt claims or other rights (together, a “lucrative interest”) that the holder thereof has acquired under such circumstances that such income and gains are intended to be remuneration for work or services performed by such holder (or a related person) in the Netherlands, whether within or outside an employment relation, where such lucrative interest provides the holder thereof, economically speaking, with certain benefits that have a relation to the relevant work or services.

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

We have a credit exposure for the full principal amount of cash and cash equivalents held with individual counterparties. In addition, we have a credit risk from the potential non-performance by counterparties to financial instruments; this credit risk normally being restricted to the amounts of any hedge gain and not the full principal amount being hedged. Credit risks are managed by monitoring the credit quality of counterparties and restricting the amounts outstanding with each of them.

Our management of the above market risks is described in further detail in note 19 under the heading ‘Financial Instruments’ on page 150 to 154 and in note 23 under the heading ‘Borrowings’ on page 156 to 157 to the consolidated financial statements of the Group’s Annual Reports and Financial Statements 2016 and incorporated herein by reference to Exhibit 15.2.

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

The fair values of interest rate swaps, interest rate options, forward rate agreements and forward foreign exchange contracts set out below represent the replacement costs calculated using market rates of interest and exchange at December 31, 2016. The fair value of long term borrowings has been calculated by discounting expected future cash flows at market rates.

Our use of financial instruments and our accounting policies for financial instruments are described more fully in note 19 to the consolidated financial statements as set forth under the heading ‘Financial Instruments’ on page 150 to 154 of the Group’s Annual Reports and Financial Statements 2016 and are incorporated herein by reference to Exhibit 15.2.

(a) Interest Rate Risk

The following sensitivity analysis assumes an immediate 100 basis point change in interest rates for all currencies and maturities from their levels at December 31, 2016 with all other variables held constant.

Financial Instrument	Fair Value December 31, 2016	Fair Value Change		Fair Value December 31, 2015	Fair Value Change
		+100 basis points	-100 basis points		+100 basis points	-100 basis points
	(In millions)			(In millions)
Short-term borrowings	£(521)	£—	£—	£(218)	£—	£—
Long-term borrowings (including current portion)	(4,727)	207	(226)	(4,076)	174	(190)
Interest rate swaps (swapping fixed rate debt to floating)	(7)	(77)	83	8	(66)	71

A 100 basis point change in interest rates would not result in a material change to the fair value of other financial instruments.

At December 31, 2016, 46% of gross borrowings are either fixed rate or have been fixed through the use of interest rate swaps, forward rate agreements and options. A 100 basis point reduction in interest rates would result in an estimated decrease in net finance costs of £25 million (2015: £18 million), based on the composition of financial instruments including cash, cash equivalents, bank loans and commercial paper borrowings at December 31, 2016. A 100 basis points rise in interest rates would result in an estimated increase in net finance costs of £25 million (2015: £18 million).

(b) Foreign Exchange Rate Risk

The following sensitivity analysis assumes an immediate 10% change in all foreign currency exchange rates against sterling from their levels at December 31, 2016 with all other variables held constant. A +10% change indicates a strengthening of the currency against sterling and a -10% change indicates a weakening of the currency against sterling.

Financial Instrument	Fair Value December 31, 2016	Fair Value Change		Fair Value December 31, 2015	Fair Value Change
		+10%	-10%		+10%	-10%
	(In millions)			(In millions)
Cash and cash equivalents	£162	£16	£(16)	£122	£12	£(12)
Short-term borrowings	(521)	(33)	33	(218)	(22)	22
Long-term borrowings (including current portion)	(4,727)	(410)	410	(4,076)	(302)	302
Interest rate swaps (including cross currency interest rate swaps)	(3)	(1)	1	3	(1)	1
Forward foreign exchange contracts	(123)	(47)	47	(31)	(71)	71

A 10% change in foreign currency exchange rates would not result in a material change to the fair value of other financial instruments.

ITEM 12: DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Fees and charges for American Depositary Receipt (ADR) holders

Citibank N.A., as depositary for the RELX PLC and RELX NV ADR programmes, collects its fees for delivery and surrender of American Depositary Shares (ADSs) directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deductions from cash distributions or by directly billing investors or by charging the book-entry system Financial Statements of participants acting for them. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

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

Fees and other payments made by the depositary to the Group

In consideration of acting as depositary, Citibank N.A. has agreed to make certain reimbursements and payments to us on an annual basis for expenses related to the administration and maintenance of the ADR programmes including, but not limited to, New York Stock Exchange listing fees, investor relations expenses, or any other programme related expenses. The depositary has also agreed to pay the standard out-of-pocket administrative, maintenance and shareholder services expenses for providing services to the registered ADR holders. It has also agreed with us to waive certain standard fees associated with promotional services, programme visibility campaigns and programme analytic reporting. In certain instances, the depositary has agreed to provide additional annual reimbursements and payments to us based on any applicable performance indicators relating to the ADR facility. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not necessarily tied to the amount of fees the depositary collects from investors.

From January 1, 2016 to February 22, 2017, we received a reimbursement of $345,000, net of withheld taxes, from the depositary for New York Stock Exchange listing fees, investor relations expenses and other programme related expenses, in connection with the ADR facility.

PART II

ITEM 15: CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

RELX PLC and RELX NV are required to comply with applicable US regulations, including the Sarbanes-Oxley Act of 2002, insofar as they apply to foreign private issuers. Accordingly, RELX PLC and RELX NV have established a Disclosure Committee comprising the company secretaries of RELX PLC and RELX NV and other senior RELX managers appointed to provide assurance to the Chief Executive Officer and Chief Financial Officer of RELX PLC and RELX NV. The committee has reviewed and evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2016. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer of RELX PLC and RELX NV have concluded that the disclosure controls and procedures for RELX Group, RELX PLC and RELX NV are effective as of the end of the period covered by this report.

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

Management conducted an evaluation of the effectiveness of its internal controls over financial reporting based on the framework in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that the internal controls over financial reporting of RELX Group, RELX PLC and RELX NV were effective as of December 31, 2016.

Certifications by the Chief Executive Officer and Chief Financial Officer of RELX PLC and RELX NV as required by the Sarbanes-Oxley Act are submitted as exhibits to this Form 20-F (see “Item 19: Exhibits” on pages S-3 and S-4).

Ernst & Young LLP have audited the consolidated financial statements for the fiscal year ended December 31, 2016 and have audited the effectiveness of internal controls over financial reporting as at December 31, 2016. Their report in respect of RELX Group is included herein.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and members of RELX PLC and the Board of Directors and shareholders of RELX NV

We have audited the Group’s (comprising RELX PLC, RELX NV, RELX Group plc and its subsidiaries, associates and joint ventures) internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). The Group’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Group’s internal control over financial reporting based on our audit.

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

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorisations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016 based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statement of financial position of the Group as at December 31, 2016, and the related consolidated income statement and consolidated statement of comprehensive income, consolidated statement of cash flows and consolidated statement of changes in equity for the year ended December 31, 2016 of the Group and our report dated February 22, 2017 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP London, United Kingdom February 22, 2017

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

Parent companies

The Boards of RELX PLC and RELX NV have each adopted a schedule of matters which are required to be brought to them for decision. During 2016, the Boards of RELX PLC and RELX NV exercised independent supervisory roles over the activities and systems of internal control of RELX Group plc. In relation to RELX Group plc, the Boards of RELX PLC and RELX NV approved the strategy and the annual budgets, and received regular reports on the operations, including the treasury and risk management activities. Major transactions proposed by the Board of RELX Group plc require the approval of the Boards of both RELX PLC and RELX NV.

The RELX PLC and RELX NV Audit Committees met on a regular basis to review the systems of internal control and risk management of RELX Group plc, which holds all of our business and subsidiaries and controls our financing activities.

RELX Group plc

The Board of RELX Group plc implemented an ongoing process for identifying, evaluating, monitoring and managing the principal risks faced by their respective businesses. These processes were in place throughout the year ended December 31, 2016 and up to the date of the approvals of this Annual Report on Form 20-F.

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

Each business area has identified and evaluated its principal risks, the controls in place to manage those risks and the levels of residual risk accepted. Risk management and control procedures are embedded into the operations of the business and include the monitoring of progress in areas for improvement that come to management and board attention. The principal risks identified include protection of IT systems and data, challenges to intellectual property rights, management of strategic and operational change, evaluation and integration of acquisitions, and recruitment and retention of personnel. Further detail on the principal risks facing the Group is set out under the heading “Risk Factors” on pages 6 to 8.

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

Audit Committees

RELX Group plc, RELX PLC and RELX NV have established Audit Committees which comprise only Non-Executive directors, all of whom are independent. The Audit Committees, which meet regularly, are chaired by Ben van der Veer, the other members being Linda Sanford, Marike van Lier Lels, Carol Mills and Adrian Hennah.

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

The RELX Group plc Audit Committee fulfils this role in respect of the operating businesses and finance activities as of February 22, 2017. The RELX PLC and RELX NV Audit Committees fulfil their roles from the perspective of the parent companies and both Committees have access to the reports to and the work of the RELX Group plc Audit Committee.

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

ITEM 16C: PRINCIPAL ACCOUNTANT FEES AND SERVICES

The aggregate fees billed by our principal accountant, Ernst & Young LLP, are set forth in note 4 to the consolidated financial statements under the heading ‘Auditors’ remuneration’ on page 128 of the Group’s Annual Reports and Financial Statements 2016 and incorporated herein by reference to Exhibit 15.2.

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

The auditors are not permitted to provide non audit services that would compromise their independence or violate any laws or regulations that would affect their appointment as auditors. They are eligible for selection to provide non audit services only to the extent that their skills and experience make them a logical supplier of the services. The respective Audit Committees must pre-approve the provision of all non-audit services by the auditors and will consider SEC rules and other guidelines in determining the scope of permitted services. The respective Audit Committees have pre-approved non audit services in respect of individual assignments for permitted services that meet certain criteria. Assignments outside these parameters must be specifically pre-approved by the Audit Committees in advance of commissioning the work. Aggregate non audit fees must not exceed the annual audit fees in any given year, unless approved in advance by the Audit Committees.

All of the audit and non audit services carried out in the year ended December 31, 2016 were pre-approved under the policies and procedures summarised above.

ITEM 16E: PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

During 2016 the Group repurchased 29.2 million RELX PLC ordinary shares and 26.1 million RELX NV ordinary shares for total consideration of £700 million, to be held in treasury. A total of 55.3 million RELX PLC and RELX NV shares were repurchased in 2016.

	PLC		NV
	Number of ordinary shares	Average price paid per share	Number of ordinary shares	Average price paid per share
		pence		€
January 2016	2,324,500	11.67	2,069,700	14.71
February 2016	2,471,600	11.90	2,201,000	14.60
March 2016	4,208,000	12.55	3,745,000	15.22
April 2016	3,209,600	12.57	2,998,100	15.14
May 2016	6,068,400	12.24	5,586,300	14.90
June 2016	3,642,950	12.36	3,168,900	15.01
July 2016	—	—	—	—
August 2016	1,922,229	14.42	1,711,900	15.90
September 2016	2,534,887	14.47	2,257,800	15.90
October 2016	1,410,764	14.73	1,250,107	15.67
November 2016	944,463	13.73	702,863	14.85
December 2016	498,114	13.47	399,314	15.07

	29,235,507	12.79	26,090,984	15.14

All shares were purchased under programmes publicly announced on December 3, 2015 and February 25, 2016. All of these programmes were completed during 2016.

On December 8, 2016 RELX PLC and RELX NV announced a non-discretionary programme to repurchase further ordinary shares up to the value of £100 million in total between January 1, 2017 and February 20, 2017. A further 3.7 million RELX PLC shares and 3.3 million RELX NV shares have been repurchased as at February 22, 2017, under this programme. On February 23, 2017, RELX PLC and RELX NV announced their intention to repurchase further ordinary shares up to the value of £600 million in aggregate over the remainder of 2017.

In addition, during 2016 the Employee Benefit Trust purchased 1.2 million RELX PLC shares and 1.1 million RELX NV shares.

ITEM 16F: CHANGE IN REGISTRANTS’ CERTIFYING ACCOUNTANT

In connection with an audit tender process undertaken by RELX PLC and RELX NV (collectively, the “Registrants”) to rotate their audit firm, Deloitte LLP declined to stand for re-election as the Registrants’ independent registered public accounting firm at the Registrants’ 2016 Annual General Meetings held on April 20, 2016 (as to RELX NV) and April 21, 2016 (as to RELX PLC). At the Registrants’ 2016 Annual General Meetings, upon the recommendation of the Registrants’

Audit Committees and Boards of Directors, the Registrants’ shareholders approved the appointment of Ernst & Young LLP as the external auditor of RELX PLC and Ernst &Young Accountants LLP as the external auditor of RELX NV, in each case, for the 2016 fiscal year. Ernst & Young LLP was also designated by the Registrants’ Board of Directors, upon recommendation of their Audit Committees, to serve as the independent registered public accounting firm for the Group (composed of RELX PLC, RELX NV, RELX Group plc and its subsidiaries, associates and joint ventures).

The audit reports of Deloitte LLP on the financial statements of the Group as of and for the year ended December 31, 2015 and on the effectiveness of internal control over financial reporting as of December 31, 2015 did not contain any adverse opinion or disclaimer of opinion nor were they qualified or modified as to uncertainty, audit scope or accounting principles.

The audit reports of Deloitte LLP on the combined financial statements of the Combined Businesses as of and for the year ended December 31, 2014, the consolidated financial statements of each of RELX PLC and RELX NV as of and for the year ended December 31, 2014 and on their effectiveness of internal control over financial reporting as of December 31, 2014 did not contain any adverse opinion or disclaimer of opinion nor were they qualified or modified as to uncertainty, audit scope or accounting principles.

During the fiscal years ended December 31, 2015 and 2014 and the period from January 1, 2016 through April 21, 2016, there were no disagreements between the Registrants and Deloitte LLP on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures which, if not resolved to the satisfaction of Deloitte LLP would have caused Deloitte LLP to make reference thereto in their report on the consolidated financial statements of the Group as of and for the year ended December 31, 2015 or their report on the combined financial statements of the Combined Businesses, the consolidated financial statements of RELX PLC or the consolidated financial statements of RELX NV as of and for the year ended December 31, 2014 or their internal control over financial reporting for such years, nor were there any “reportable events” (as defined in Item 16F(a)(1)(v) of Form 20-F).

RELX PLC and RELX NV provided Deloitte LLP with a copy of this disclosure and requested them to furnish a letter addressed to the U.S. Securities and Exchange Commission stating whether they agree with the above statements. A copy of such letter, dated March 7, 2017, is filed as Exhibit 16.1 to this Form 20-F.

During the two most recent fiscal years and interim period prior to the appointment of Ernst & Young LLP, neither the Registrants nor anyone on their behalf consulted Ernst & Young LLP, regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the consolidated financial statements of the Group, RELX PLC or RELX NV, nor has Ernst & Young LLP provided to the Registrants a written report or oral advice that Ernst & Young LLP concluded was an important factor considered by the Registrants in reaching a decision as to the accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a “disagreement” (as defined in Item 16F(a)(1)(iv) of Form 20-F and the related instruction) with Deloitte LLP or a “reportable event” (as defined in Item 16F(a)(1)(v) of Form 20-F).

ITEM 16G: CORPORATE GOVERNANCE

Details of our corporate governance practices are set out on pages 54 to 57 of Item 15: Controls and Procedures.

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

ITEM 18: FINANCIAL STATEMENTS

The information set forth under the heading ‘Consolidated Financial Statements’ and ‘Notes to the consolidated financial statements’ on pages 119 to 167 of the Group’s Annual Reports and Financial Statements 2016 is incorporated herein by reference to Exhibit 15.2.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and members of RELX PLC and the Board of Directors and shareholders of RELX NV

We have audited the accompanying consolidated statement of financial position of the Group (comprising RELX PLC, RELX NV, RELX Group plc and its subsidiaries, associates and joint ventures) as at December 31, 2016, and the related consolidated income statement and consolidated statement of comprehensive income, consolidated statement of cash flows and consolidated statement of changes in equity for the year ended December 31, 2016. These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on the financial statements based on our audit.

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

In our opinion, such financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Group at December 31, 2016, and the consolidated results of their operations and their cash flows for the year ended December 31, 2016, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Group’s internal control over financial reporting as at December 31, 2016, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated February 22, 2017 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP London, United Kingdom February 22, 2017

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and members of RELX PLC and to the Board of Directors and shareholders of RELX NV:

We have audited the accompanying consolidated statement of financial position of the Group (comprising RELX PLC, RELX NV, RELX Group plc and its subsidiaries, associates, and joint ventures) as at December 31, 2015, and the related consolidated income statements and consolidated statements of comprehensive income, cash flows, and changes in equity for each of the years ended December 31, 2015 and 2014. These consolidated financial statements are the responsibility of the management of the Group. Our responsibility is to express an opinion on the consolidated financial statements based on our audits.

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

In our opinion, such 2015 and 2014 consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Group as at December 31, 2015, and the consolidated results of its operations and cash flows for each of the years ended December 31, 2015 and 2014, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ DELOITTE LLP London, United Kingdom February 24, 2016

THIS PAGE INTENTIONALLY BLANK

GLOSSARY OF TERMS

Terms used in Annual Report on Form 20-F	US equivalent or brief description

Accruals	Accrued expenses

Adjusted cash flow	Cash generated from operations plus dividends from joint ventures less net capital expenditure on property, plant and equipment and internally developed intangible assets, and excluding pension deficit payments and payments in relation to acquisition related costs

Adjusted earnings per share	Adjusted net profit attributable to parent companies’ shareholders divided by the total weighted average number of shares for the group

Adjusted net profit attributable to parent companies’ shareholders	Net profit attributable to parent companies’ shareholders before amortisation of acquired intangible assets, acquisition related costs, net interest on net defined benefit obligation, disposals and other non-operating items and other deferred tax credits from intangible assets

Adjusted operating margin	Adjusted operating profit expressed as a percentage of revenue. This is a key financial measure used by management to evaluate performance and allocate resources

Adjusted operating profit	Operating profit before amortisation of acquired intangible assets, acquisition related costs, and is grossed up to exclude the equity share of finance income, finance costs and taxes in joint ventures. This is a key financial measure used by management to evaluate performance and allocate resources and is presented in accordance with IFRS8-Operating Segments

Allotted	Issued

Associate	An entity in which the Group has a participating interest and, in the opinion of the directors, can exercise significant influence on its management

Called up share capital	Issued share capital

Capital and reserves	Shareholders’ equity

Cash flow conversion	The proportion of adjusted operating profits converted into cash

Combined Businesses	The combined businesses in years up to and including 2014 encompassed the businesses of RELX Group plc and Elsevier Reed Finance BV, together with their two parent companies, RELX PLC and RELX NV. Effective February 25, 2015, ownership of Elsevier Reed Finance BV was transferred to Reed Elsevier Group plc and this newly combined single group entity was named RELX Group plc

Constant currency	Calculated using the previous financial year’s full-year average and hedge exchange rates

Effective tax rate on adjusted operating profit	Tax rate excluding movements on deferred tax balances not expected to crystallise in the near term, more closely aligning with cash taxes payable, and includes the benefit of deductible tax amortisation on acquired goodwill and intangible assets

EPS	Earnings per ordinary share

Finance lease	Capital lease

Free cash flow	Operating cash flow excluding the effects of interest, tax and dividends

Invested capital	Average capital employed in the year expressed at the average exchange rates for the year. Capital employed represents the net assets of the business before borrowings and derivative financial instruments and current and deferred taxes, after adding back the cumulative amortisation and impairment of acquired intangible assets and goodwill and deducting from goodwill the gross up in respect of deferred tax liabilities recognised on acquisition of intangible assets

Investments	Non-current investments

Freehold	Ownership with absolute rights in perpetuity

Interest receivable	Interest income

Interest payable	Interest expense

Net borrowings	Gross borrowings, less related derivative financial instrument assets and cash and cash equivalents

Net cash acquired	Cash less debt acquired with a business

Operating costs	Cost of sales plus selling and distribution costs plus administration and other expenses

Portfolio effects	Changes in the portfolio relating to acquisitions, disposals and assets held for sale

Prepayments	Prepaid expenses

Profit	Income

Profit attributable	Net income

Share based remuneration	Stock based compensation

Share premium account	Premiums paid in excess of par value of ordinary shares

Return on invested capital	Post tax adjusted operating profit expressed as a percentage of average capital employed. This is a key financial measure used by management

Revenue	Sales

Underlying growth	Underlying growth rates are calculated at constant currencies, and exclude the results of all acquisitions and disposals made in both the year and prior year and assets held for sale. Underlying revenue growth rates also exclude the effects of exhibition cycling. This is a key financial measure as it provides an assessment of year on year organic growth without distortion for part year contributions and the impact of changes in foreign exchange rates

ITEM 19: EXHIBITS

Exhibits filed as part of this annual report, or incorporated by reference

1.1	Articles of Association of RELX PLC, reflecting the change of company name from Reed Elsevier PLC on July 1, 2015 pursuant to a special resolution dated April 23, 2015 (incorporated by reference from Exhibit 1.1 to the Annual Report on Form 20-F (File No. 001-13334) filed with the SEC on March 8, 2016)
1.2	Articles of Association of RELX NV (as amended June 30, 2015) reflecting the change of company name from Reed Elsevier NV effective on July 1, 2015 and the cancellation of the class of R shares in RELX NV (incorporated by reference from Exhibit 1.2 to the Annual Report on Form 20-F (File No. 001-13688) filed with the SEC on March 8, 2016)

1.3	Governing Agreement, (as amended on July 1, 2015) between RELX PLC and RELX NV (incorporated by reference from Exhibit 1.3 to the Annual Report on Form 20-F (File No. 001-13334) filed with the SEC on March 8, 2016)
2.1	Form of Amendment No. 1 to Amended and Restated Deposit Agreement, effective as of July 1, 2015, by and among RELX PLC, Citibank N.A., as depositary, and all Holders and Beneficial Holders of American Depositary Shares issued thereunder (incorporated by reference from Exhibit (a)(i) to the Registration Statement on Form F-6/A (File No. 333-197562) filed with the SEC on June 26, 2015)
2.2	Amended and Restated Deposit Agreement, dated as of August 1, 2014, by and among RELX PLC, Citibank N.A., as depositary, and all Holders and Beneficial Holders of American Depositary Shares issued thereunder (incorporated by reference from Exhibit (a)(ii) to the Registration Statement on Form F-6/A (File No. 333-197562) filed with the SEC on June 26, 2015)
2.3	Form of Amendment No. 1 to Amended and Restated Deposit Agreement, effective as of July 1, 2015, by and among RELX NV, Citibank N.A., as depositary, and all Holders and Beneficial Holders of American Depositary Shares issued thereunder (incorporated by reference from Exhibit (a)(i) to the Registration Statement on Form F-6/A (File No. 333-197563) filed with the SEC on June 26, 2015)
2.4	Amended and Restated Deposit Agreement, dated as of August 1, 2014, by and among RELX NV, Citibank N.A., as depositary, and all Holders and Beneficial Holders of American Depositary Shares issued thereunder (incorporated by reference from Exhibit (a)(ii) to the Registration Statement on Form F-6/A (File No. 333-197563) filed with the SEC on June 26, 2015)
4.1	RELX Group plc Share Option Scheme (incorporated by reference from Exhibit 4.4 to the 2003 Annual Report on Form 20-F (File No. 001-1334) filed with the SEC on March 16, 2004)
4.2	RELX Group plc Retention Share Plan (as amended on March 13, 2006) (incorporated by reference from Exhibit 4.9 on the 2006 Annual Report on Form 20-F (File No. 001-1334) filed with the SEC on March 22, 2007)
4.3	RELX Group plc Bonus Investment Plan 2010 (incorporated by reference from Exhibit 4.3 to the Registration Statement on Form S-8 (File No. 333-167058) filed with the SEC on May 25, 2010)
4.4	RELX Group plc Long-Term Incentive Plan 2013 (incorporated by reference from Exhibit 10.2 to the Registration Statement on Form S-8 (File No. 333-191419) filed with the SEC on September 27, 2013)
4.5	RELX Group plc Executive Share Option Scheme 2013 (incorporated by reference from Exhibit 10.1 to the Registration Statement on Form S-8 (File No. 333-191419) filed with the SEC on September 27, 2013)
4.6	RELX Group plc Restricted Share Plan 2014 (incorporate by reference from Exhibit 4.3 to the Registration Statement on Form S-8 (File No. 333-197580) filed with the SEC on July 23, 2014)
4.7	Service Agreement between RELX Group plc and Erik Engstrom (dated March 14, 2011) (incorporated by reference from Exhibit 4.14 to the 2012 Annual Report on Form 20-F (File No. 001-1334) filed with the SEC on March 12, 2013)
4.8	Service Agreement between RELX Group plc and Nick Luff (dated January 6, 2014) (incorporated by reference from Exhibit 4.12 to the 2014 Annual Report on Form 20-F (File No. 001-1334)) filed with the SEC on March 10, 2015)
4.9	Letter between RELX Group plc and Nick Luff (dated January 6, 2014) (incorporated by reference from Exhibit 4.13 to the 2014 Annual Report on Form 20-F (File No. 001-1334)) filed with the SEC on March 10, 2015)
8.0	List of significant subsidiaries, associates, joint ventures and business units
12.1	Certification Pursuant to Section 302 of Sarbanes-Oxley Act of 2002, by the Chief Executive Officer of RELX PLC
12.2	Certification Pursuant to Section 302 of Sarbanes-Oxley Act of 2002, by the Chief Financial Officer of RELX PLC
12.3	Certification Pursuant to Section 302 of Sarbanes-Oxley Act of 2002, by the Chief Executive Officer of RELX NV
12.4	Certification Pursuant to Section 302 of Sarbanes-Oxley Act of 2002, by the Chief Financial Officer of RELX NV
13.1	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, by the Chief Executive Officer of RELX PLC
13.2	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, by the Chief Financial Officer of RELX PLC

13.3	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, by the Chief Executive Officer of RELX NV
13.4	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, by the Chief Financial Officer of RELX NV
15.1	Independent Registered Public Accounting Firm’s Consent – Ernst & Young LLP – Consolidated Financial Statements
15.2*	Annual Reports and Financial Statements 2016
15.3	Remuneration Policy Report (incorporated by reference from Exhibit 15.3 to the 2015 Annual Report on Form 20-F (File No. 001-13334) filed with the SEC on March 8, 2016)
15.4	Independent Registered Public Accounting Firm’s Consent – Deloitte LLP – Consolidated Financial Statements
16.1	Letter between Deloitte LLP and SEC regarding the change in the registrant’s certifying accountant (dated March 7, 2017)

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

*	Certain of the information included within Exhibit 15.2, which is provided pursuant to Rule 12b-23(a)(3) of the Securities Exchange Act of 1934, as amended, is incorporated by reference in this Form 20-F, as specified elsewhere in this Form 20-F. With the exception of the items and pages so specified, the Annual Reports and Financial Statements 2016 are not deemed to be filed as part of this Form 20-F.

SIGNATURES

Each of the Registrants hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this annual report on its behalf.

RELX PLC Registrant	RELX NV Registrant

By: /s/ E ENGSTROM E Engstrom Chief Executive Officer	By: /s/ E ENGSTROM E Engstrom Chief Executive Officer

By: /s/ N LUFF N Luff Chief Financial Officer	By: /s/ N LUFF N Luff Chief Financial Officer

Dated: March 7, 2017	Dated: March 7, 2017