Form 20-F
period 2017-12-31
RELX PLC; RELX N.V.
filed 2018-02-22
CIK 929869, 929872

As filed with the Securities and Exchange Commission on February 22, 2018

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

Or

☑	ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

Or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Or

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 1-13334	Commission file number: 1-13688
RELX PLC	RELX NV
(Exact name of Registrant as specified in its charter)	(Exact name of Registrant as specified in its charter)
England	The Netherlands
(Jurisdiction of incorporation or organisation)	(Jurisdiction of incorporation or organisation)
1-3 Strand, London, WC2N 5JR, England	Radarweg 29, 1043 NX, Amsterdam, The Netherlands
(Address of principal executive offices)	(Address of principal executive offices)
Henry Udow	Jans van der Woude
Company Secretary	Company Secretary
RELX PLC	RELX NV
1-3 Strand, London, WC2N 5JR, England	Radarweg 29, 1043 NX, Amsterdam, The Netherlands
011 44 20 7166 5500	011 31 20 485 2222
henry.udow@relx.com	j.vanderwoude@relx.com
(Name, telephone, e-mail and/or facsimile number and address of Company Contact Person)	(Name, telephone, e-mail and/or facsimile number and address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of exchange on which registered
RELX PLC:
American Depositary Shares (each representing one RELX PLC ordinary share)	New York Stock Exchange
Ordinary shares of 14 51/116p each (the “RELX PLC ordinary shares”)	New York Stock Exchange*
RELX NV:
American Depositary Shares (each representing one RELX NV ordinary share)	New York Stock Exchange
Ordinary shares of €0.07 each (the “RELX NV ordinary shares”)	New York Stock Exchange*

*	Listed, not for trading, but only in connection with the listing of the applicable Registrant’s American Depositary Shares issued in respect thereof.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuers’ classes of capital or common stock as of December 31, 2017:

RELX PLC:	Number of outstanding shares
Ordinary shares of 14 51/116p each	1,123,682,106
RELX NV:
Ordinary shares of €0.07 each	999,961,098

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

Yes                ☑                 No                ☐

Indicate by check mark whether the registrants are large accelerated filers, accelerated filers, non-accelerated filers or emerging growth companies. See definition of “accelerated filer”, “large accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☑	Accelerated filer ☐	Non-accelerated filer ☐
Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

Pursuant to Rule 12b-23(a) of the Securities Exchange Act of 1934, as amended, certain information in this Annual Report on Form 20-F is being incorporated by reference to the Group’s Annual Reports and Financial Statements 2017 appended hereto as Exhibit 15.2. With the exception of the items and pages so specified, the Group’s Annual Reports and Financial Statements 2017 are not deemed to be filed as part of this Form 20-F.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains a number of forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended, with respect to, among others:

●	our financial condition;

●	our results of operations;

●	our competitive positions;

●	the features and functions of and markets for the products and services we offer; and

●	our business plans and strategies.

We consider any statements that are not historical facts to be “forward-looking statements.” These statements are based on the current expectations of the management of our businesses and are subject to risks and uncertainties that could cause actual results or outcomes to differ from those expressed in any forward-looking statement. These differences could be material; therefore, you should evaluate forward-looking statements in light of various important factors, including those set forth or incorporated by reference in this annual report.

Important factors that could cause our actual results to differ materially from estimates or forecasts contained in the forward-looking statements include, among others:

●	current and future economic, political and market forces;

●	changes in law and legal interpretation affecting our intellectual property rights and internet communications;

●	regulatory and other changes regarding the collection or use of third-party content and data;

●	changes to the levels or models of government funding for, or spending by academic institutions;

●	demand for our products and services;

●	competitive factors in the industries in which we operate;

●	ability to realise the future anticipated benefits of acquisitions;

●	significant failure or interruption of our systems;

●	compromises of our data security systems or other unauthorised access to our databases;

●	failure to comply with FTC Settlement Orders;

●	failure of third parties to whom we have outsourced business activities;

●	our ability to retain high-quality management;

●	changes in the market values of defined benefit pension scheme assets and in the market related assumptions used to value scheme liabilities;

●	changes in tax laws and uncertainty in their application;

●	exchange rate fluctuations;

●	adverse market conditions or downgrades to the credit ratings of our debt;

●	breaches of generally accepted ethical business standards or applicable laws;

●	our ability to manage our environmental impact;

●	failure to realise our assumptions regarding goodwill and indefinite lived intangible assets; and

●	other risks referenced from time to time in the filings of RELX PLC and RELX NV with the Securities and Exchange Commission (the “SEC”), including the risks described in Item 3 under the heading “Risk Factors” in this annual report.

The terms “estimate,” “project,” “plan,” “intend,” “expect,” “should,” “could,” “will,” “believe,” “trends,” and similar expressions may indicate a forward-looking statement. Forward-looking statements are found at various places throughout this annual report and the other information incorporated by reference in this annual report.

You should not place undue reliance on these forward-looking statements, which speak only as of the date of this annual report. Except as may be required by law, we undertake no obligation to publicly update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this annual report or to reflect the occurrence of unanticipated events.

PART I

ITEM 3: KEY INFORMATION

SELECTED FINANCIAL DATA

THE GROUP

The selected consolidated financial data for the Group should be read in conjunction with, and is qualified by, the consolidated financial statements for RELX Group which are set forth on pages 117 to 164 of the Group’s Annual Reports and Financial Statements 2017, and incorporated herein by reference to Exhibit 15.2.

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

The consolidated financial statements are prepared in accordance with accounting policies that are in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and as adopted by the European Union (“EU”). The selected financial data for the Group (in £) as at December 31, 2017, and 2016 and for the years ended December 31, 2017, 2016 and 2015 set out below has been extracted or derived from the audited consolidated financial statements, set forth on pages 117 to 164 of the Group’s Annual Reports and Financial Statements 2017 and incorporated herein by reference to Exhibit 15.2. The selected financial data for the Group as at December 31, 2015, 2014 and 2013 and for the years ended December 31, 2014 and 2013 set out below has been extracted or derived from our audited financial statements, which are not included herein.

Consolidated Income Statement Data(1)

	For the year ended December 31,
	2017	2016	2015	2014	2013
	(in millions)
Amounts in accordance with IFRS:
Revenue	£7,355	£6,895	£5,971	£5,773	£6,035
Operating profit(2)	1,905	1,708	1,497	1,402	1,376
Net finance costs	(182)	(195)	(174)	(162)	(196)
Disposals and other non-operating items(3)	11	(40)	(11)	(11)	16
Profit before tax	1,734	1,473	1,312	1,229	1,196
Tax expense(4)	(67)	(304)	(298)	(269)	(81)
Net profit for the year	1,667	1,169	1,014	960	1,115
Net profit for the year attributable to non-controlling interests	(8)	(8)	(6)	(5)	(5)
Net profit attributable to RELX PLC and RELX NV shareholders	£1,659	£1,161	£1,008	£955	£1,110

Consolidated Statement of Financial Position Data(1)

	As at December 31,
	2017	2016	2015	2014	2013
	(in millions)
Amounts in accordance with IFRS:
Total assets	£12,283	£13,323	£11,185	£11,087	£10,495
Non-current borrowings	(4,208)	(3,684)	(3,278)	(3,149)	(2,633)
Net assets	2,374	2,358	2,178	2,137	2,423
Non-controlling interests	(21)	(38)	(34)	(31)	(33)
Shareholders’ equity	£2,353	£2,320	£2,144	£2,106	£2,390

(1)	The consolidated financial data is prepared in accordance with accounting policies that are in conformity with IFRS as issued by the IASB and as adopted by the EU. With the exception of earnings per share (EPS) as set out below, the statement of financial position figures for 2013 have been extracted or derived from the combined financial data for the year ended December 31, 2013. The consolidated financial data for the year ended December 31, 2013 is the same in all respects as the combined financial data previously reported, except for changes to the calculation of earnings per share set out below.

(2)	Operating profit is stated after charging £314 million in respect of amortisation of acquired intangible assets (2016: £346 million; 2015: £296 million; 2014: £286 million; 2013: £318 million); £56 million in respect of acquisition related costs (2016: £51 million; 2015: £35 million; 2014: £30 million; 2013: £43 million); £10 million expense in respect of taxation in joint ventures (2016: £10 million expense; 2015: £6 million credit; 2014: £21 million expense; 2013: £12 million expense) and includes finance income from joint ventures and associates of £1 million (2016: £1 million income; 2015: nil; 2014: nil; 2013: nil).

(3)	Disposals and other non-operating items comprise a £6 million gain on disposal of businesses and assets held for sale (2016: £27 million loss; 2015: £8 million loss; 2014: £19 million loss; 2013: £11 million gain), no charge in respect of property provisions on disposed businesses (2016: nil; 2015: £11 million; 2014: nil; 2013: nil), and a £5 million gain relating to the revaluation of held for trading investments (2016: £13million loss; 2015: £8 million gain; 2014: £8 million gain; 2013: £5 million gain).

(4)	Tax expense in 2017 includes a deferred tax credit on the alignment of business assets with their global management structure of nil (2016: nil; 2015: nil; 2014: nil; 2013: £221 million). It also includes an exceptional tax credit of £346 million (2016: nil; 2015: nil; 2014: nil; 2013: nil) from a deferred tax balance sheet adjustment arising from the US Tax Cuts and Jobs Act.

Earnings per share and dividends

	For the year ended December 31,
	2017	2016	2015	2014	2013
	(in millions, except per share amounts)
Amounts in accordance with IFRS(1):
RELX PLC
Earnings per RELX PLC ordinary share	82.2p	56.3p	46.4p	43.0p	49.0p
Diluted earnings per RELX PLC ordinary share	81.5p	55.8p	46.0p	42.5p	48.3p
Dividends per RELX PLC ordinary share(2)	37.4p	32.55p	26.40p	24.95p	23.65p
Weighted average number of shares(3)	1,068.3	1,091.0	1,116.2	1,140.2	1,172.2

RELX NV(4)
Earnings per RELX NV share	82.2p	56.3p	49.4p	45.8p	51.6p
Diluted earnings per RELX NV share	81.5p	55.8p	48.9p	45.3p	51.0p
Dividends per RELX NV ordinary share(2)	€0.433	€0.410	€0.400	€0.383	€0.329
Weighted average number of shares(3)	951.1	971.3	992.4	1,014.2	1,038.5

(1)	With effect from April 6, 2016, the UK government has abolished tax credits on dividends paid after this date, including the 2015 final dividend, which was paid in May 2016. As a result of the abolition of this tax credit, dividends and therefore earnings per share are equal for both RELX PLC and RELX NV in 2016 and 2017. In calculating earnings per share of the Group up until the end of 2015 (prior to the abolition of the tax credit), the earnings for each class of share were calculated on the basis that earnings are fully distributed. The Group’s usual practice is for only a portion of earnings to be distributed by way of dividends. Until the end of 2015, dividends paid to RELX PLC and RELX NV shareholders were, other than in special circumstances, equalised at the gross level inclusive of the prevailing UK tax credit available to certain RELX PLC shareholders. The allocation of earnings between the RELX PLC shares and the RELX NV shares reflected the differential in dividend payments declared as a result of the tax credit, with the balance of earnings assumed to be distributed as a capital distribution, in equal amounts per share. For further information on the calculation of EPS, please see note 11 to the consolidated financial statements set forth on page 138 and 139 of the Group’s Annual Reports and Financial Statements 2017 incorporated herein by reference to Exhibit 15.2.

(2)	RELX PLC dividends paid in the year, in amounts per ordinary share, comprise a 2016 final dividend of 25.70p and 2017 interim dividend of 11.7p giving a total of 37.4p. The directors of RELX PLC have proposed a 2017 final dividend of 27.7p (2016: 25.7p 2015: 22.30p; 2014: 19.00p; 2013: 17.95p), giving a total ordinary dividend in respect of the financial year of 39.4p (2016: 35.95p; 2015: 29.70p 2014: 26.00p; 2013: 24.60p). Translated at the December 31, 2017 noon buying rate of $1.35 per £1.00, dividends paid in the year amount to $0.51 per RELX PLC share and total ordinary dividends in respect of the financial year amount to $0.53 per RELX PLC share. See “— Exchange Rates” on page 5.

RELX NV dividends paid in the year, in amounts per ordinary share, comprise a 2016 final dividend of €0.301 and 2017 interim dividend of €0.132 giving a total of €0.433. The directors of RELX NV have proposed a 2017 final dividend of €0.316 (2016: €0.301; 2015: €0.288; 2014: €0.285; 2013: €0.243), giving a total ordinary dividend in respect of the financial year of €0.448 (2016: €0.423; 2015: €0.403; 2014: €0.383; 2013: €0.329). Translated at the December 31, 2017 noon buying rate of $1.20 per €1.00, dividends paid in the year amount to $0.52 per RELX NV share and total ordinary dividends in respect of the financial year amount to $0.54 per RELX NV share. See “— Exchange Rates” on page 5.

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

The following tables illustrate, for the periods and dates indicated, certain information concerning the Noon Buying Rate for pounds sterling expressed in US dollars per £1.00 and for the euro expressed in US dollars per €1.00. The exchange rate on February 14, 2018 was £1.00 = $1.40 and €1.00 = $1.24.

US dollars per £1.00 — Noon Buying Rates

	Period
Year ended December 31,	End	Average(1)	High	Low
2017	1.35	1.29	1.36	1.21
2016	1.23	1.36	1.48	1.22
2015	1.47	1.53	1.59	1.46
2014	1.56	1.65	1.72	1.55
2013	1.66	1.56	1.66	1.48

Month			High	Low
February 2018 (through February 16, 2018)			1.42	1.38
January 2018			1.43	1.35
December 2017			1.35	1.33
November 2017			1.35	1.31
October 2017			1.33	1.31
September 2017			1.36	1.30

US dollars per €1.00 — Noon Buying Rates

	Period
Year ended December 31,	End	Average(1)	High	Low
2017	1.20	1.13	1.20	1.04
2016	1.05	1.11	1.15	1.04
2015	1.09	1.11	1.21	1.05
2014	1.21	1.33	1.39	1.21
2013	1.38	1.32	1.38	1.28

Month			High	Low
February 2018 (through February 16, 2018)			1.25	1.22
January 2018			1.25	1.19
December 2017			1.20	1.17
November 2017			1.19	1.16
October 2017			1.19	1.16
September 2017			1.20	1.17

(1)	The average of the Noon Buying Rates on each business day during the relevant period.

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

Demand for our products and services may be adversely impacted by factors beyond our control, such as the economic environment in the United States, Europe and other major economies, political uncertainties (including the potential consequences of the United Kingdom’s withdrawal from the European Union under Article 50 of the Treaty of Lisbon), acts of war, terrorism and civil unrest as well as levels of government and private funding provided to academic and research institutions.

Our intellectual property rights may not be adequately protected under current laws in some jurisdictions, which may adversely affect our results and our ability to grow.

Our products and services include and utilise intellectual property. We rely on trademark, copyright, patent and other intellectual property laws to establish and protect our proprietary rights in this intellectual property. There is a risk that our proprietary rights could be challenged, limited, invalidated or circumvented, which may impact demand for and pricing of our products and services. Copyright laws are subject to national legislative initiatives, as well as cross border initiatives such as those from the European Commission, and increased judicial scrutiny in several jurisdictions in which we operate. This creates additional challenges for us in protecting our proprietary rights in content delivered through the internet and electronic platforms.

Regulatory and other changes regarding the collection or use of third-party information to us could adversely affect our businesses.

A number of our businesses rely extensively upon content and data from external sources. Data is obtained from public records, governmental authorities, customers and other information companies, including competitors. Legal regulations, such as the European Union’s General Data Protection Regulation (“GDPR”), relating to internet communications, privacy and data protection, e-commerce, information governance and use of public records, are becoming more prevalent worldwide. The disruption or loss of data sources, either because of changes in the law or because data suppliers decide not to supply them, may impose limits on our collection and use of certain kinds of information about individuals and our ability to communicate such information effectively with our customers.

Changes in the payment model for our Scientific, Technical & Medical primary research content could adversely affect our operations.

Our Scientific, Technical & Medical (STM) primary research content, like that of most of our competitors, is sold largely on a paid subscription basis. There is continued debate in government, academic and library communities, which are the principal customers for our STM content, regarding to what extent such content should be funded instead through fees charged to authors or authors’ funders and/or made freely available in some form after a period following publication. Some of these methods, if widely adopted, could adversely affect our STM revenue from paid subscriptions.

We cannot assure you that there will be continued demand for our products and services.

Our businesses are dependent on the continued acceptance by our customers of our products and services and the value placed on them. Failure to meet evolving customer needs could impact demand for our products and services and consequently adversely affect our revenue or the long-term returns from our investment in electronic product and platform initiatives.

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

Our businesses maintain online databases and information, including public records and other personal information. As part of maintaining this information and delivering our products and services, we rely on and provide data to third parties, including customers and service providers. These databases and information are a target for compromise and face a risk of unauthorised access and use by unauthorised parties.

Our cyber security measures, and the measures used by our third-party service providers, may not detect or prevent all attempts to compromise our systems, which may jeopardise the security of the data we maintain or may disrupt our systems. Failures of our cyber security measures could result in unauthorised access to our systems, misappropriation of our or our users’ data, deletion or modification of stored information or other interruption to our business operations. As techniques used to obtain unauthorised access to or to sabotage systems change frequently, and may not be known until launched against us or our third-party service providers, we may be unable to anticipate or implement adequate measures to protect against these attacks and our service providers and customers may likewise be unable to do so. Compromises of our or our third-party service providers’ systems, or failure to comply with applicable legislation or regulatory or contractual requirements could adversely affect our financial performance, damage our reputation and expose us to risk of loss, fines and penalties, litigation and increased regulation.

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

Our organisational and operational structures depend on outsourced and offshored functions, including use of cloud service providers. Poor performance, failure or breach of third parties to whom we have outsourced activities could adversely affect our business performance, reputation and financial condition.

We may be unable to implement and execute our strategic and business plans if we cannot maintain high-quality management.

The implementation and execution of our strategies and business plans depend on our ability to recruit, motivate and retain skilled employees and management. We compete globally and across business sectors for talented management and skilled individuals, particularly those with technology and data analytics capabilities. An inability to recruit, motivate or retain talent could adversely affect our business performance. Failure to recruit and develop a diverse and inclusive workforce could adversely affect our reputation and business performance.

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

Our businesses operate globally and our profits are subject to taxation in many different jurisdictions and at differing tax rates. The Organisation for Economic Co-operation and Development (OECD)’s reports on Base Erosion and Profit Shifting suggest a range of new approaches that national governments might adopt when taxing the activities of multinational enterprises. The OECD continues to explore options around the taxation of the digital economy. As a result of the OECD’s work and other international initiatives, tax laws that currently apply to our businesses may be amended by the relevant authorities or interpreted differently by them, and these changes could adversely affect our reported results.

Fluctuations in exchange rates may affect our results.

The RELX Group consolidated financial statements are expressed in pounds sterling and are subject to movements in exchange rates on the translation of the financial information of businesses whose operational currencies are other than sterling. The United States is our most important market and, accordingly, significant fluctuations in the US dollar exchange rate could significantly affect our reported results. We also earn revenues and incur costs in a range of other currencies, including the euro and the yen, and significant fluctuations in these exchange rates could also significantly impact our reported results.

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

As a world-leading provider of professional information solutions to the STM, risk and business analytics, legal and exhibitions markets we, our employees and major suppliers are expected to adhere to high standards of independence and ethical conduct, including those related to anti-bribery and anti-corruption, promoting human rights and principled business conduct. A breach of generally accepted ethical business standards or applicable anti-bribery and anti-corruption or competition statutes could adversely affect our business performance, reputation and financial condition.

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

As at December 31, 2017, goodwill on the consolidated statement of financial position amounted to £5,965 million and intangible assets with an indefinite life amounted to £112 million. We conduct an impairment test at least annually, which involves a comparison of the carrying value of goodwill and indefinite lived intangible assets by cash generating unit with estimated values in use based on latest management cash flow projections. The assumptions used in the estimation of value in use are, by their very nature, highly judgmental, and include profit growth of the business over a five year forecast period, the long term growth rate of the business thereafter, and related discount rates. There is no guarantee that our businesses will be able to achieve the forecasted results which have been included in the impairment tests and impairment charges may be required in future periods if we are unable to meet these assumptions.

ITEM 4: INFORMATION ON THE GROUP

BUSINESS OVERVIEW

RELX PLC is a holding company. It owns 52.9% of the shares of RELX Group plc.

RELX NV is a holding company. It owns 47.1% of the shares of RELX Group plc.

RELX Group is a global provider of information and analytics for professional and business customers across industries. The Group serves customers in more than 180 countries and has offices in about 40 countries. It employs approximately 31,000 people of whom almost half are in North America.

We operate in four major market segments: Scientific, Technical & Medical; Risk & Business Analytics; Legal; and Exhibitions.

●	Scientific, Technical & Medical is a global information and analytics business that helps institutions and professionals advance healthcare, open science, and improve performance for the benefit of humanity.

●	Risk & Business Analytics provides customers with solutions and decision tools that combine public and industry specific content with advanced technology and analytics to assist them in evaluating and predicting risk and enhancing operational efficiency.

●	Legal is a leading global provider of legal, regulatory and business information and analytics that helps customers increase productivity, improve decision-making and outcomes and advance the rule of law around the world.

●	Exhibitions is the world’s leading events business, enhancing the power of face-to-face through data and digital tools at over 500 events a year, in more than 30 countries, attracting more than 7 million participants.

	Revenue Year ended December 31,
	2017		2016		2015
	(in millions, except percentages)
Scientific, Technical & Medical	£2,478	34%	£2,320	34%	£2,070	35%
Risk & Business Analytics	2,076	28	1,906	28	1,601	27
Legal	1,692	23	1,622	23	1,443	24
Exhibitions	1,109	15	1,047	15	857	14

Total	£7,355	100%	£6,895	100%	£5,971	100%

SCIENTIFIC, TECHNICAL & MEDICAL

The information set forth under the headings ‘Business Overview’, ‘Market opportunities’, ‘Strategic priorities’ and ‘Business model, distribution channels and competition’ on pages 14 to 17 of the Group’s Annual Reports and Financial Statements 2017 is incorporated herein by reference to Exhibit 15.2.

RISK & BUSINESS ANALYTICS

The information set forth under the headings ‘Business Overview’, ‘Market opportunities’, ‘Strategic priorities’ and ‘Business model, distribution channels and competition’ on pages 20 to 23 of the Group’s Annual Reports and Financial Statements 2017 is incorporated herein by reference to Exhibit 15.2.

LEGAL

The information set forth under the headings ‘Business Overview’, ‘Market opportunities’, ‘Strategic priorities’ and ‘Business model, distribution channels and competition’ on pages 28 to 31 of the Group’s Annual Reports and Financial Statements 2017 is incorporated herein by reference to Exhibit 15.2.

EXHIBITIONS

The information set forth under the headings ‘Business Overview’, ‘Market opportunities’, ‘Strategic priorities’ and ‘Business model, distribution channels and competition’ on pages 34 to 37 of the Group’s Annual Reports and Financial Statements 2017 is incorporated herein by reference to Exhibit 15.2.

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

A further description of our corporate structure as of December 31, 2017 is contained in note 1 to our consolidated financial statements as set forth on page 122 and under the heading ‘Corporate structure’ on page 71 of the Group’s Annual Reports and Financial Statements 2017 and incorporated herein by reference to Exhibit 15.2, including RELX PLC and RELX NV’s equal voting interests in RELX Group plc.

We are proposing a set of measures that will further simplify our corporate structure into a single parent company. We believe this is a natural next step for RELX Group, removing complexity and increasing transparency. The changes will be cost and profit neutral on an ongoing basis and will not impact the economic interests of any shareholder. RELX NV shareholders will receive one new RELX PLC share in exchange for each RELX NV share held and, following the additional listing of RELX PLC shares on Euronext Amsterdam noted below, will have the option of trading new RELX PLC shares on Euronext Amsterdam, quoted and traded in euros, and receive dividend payments in euros. RELX PLC will continue to have a premium listing on the London Stock Exchange and we will be applying for an additional listing of RELX PLC on Euronext Amsterdam. RELX NV ADRs will be converted one-for-one to RELX PLC ADRs which will continue to be listed on the New York Stock Exchange. There will be no changes to the locations, activities or staffing levels of RELX Group or its four business areas. The simplification is subject to the approval of both RELX PLC and RELX NV shareholders. We expect a circular to be sent to shareholders in Q2 2018, with implementation in Q3 2018.

Further information is set out in consolidated financial statements set forth under the section ‘Corporate Governance’ on pages 70 and 71 of the Group’s Annual Reports and Financial Statements 2017 and is incorporated herein by reference to Exhibit 15.2.

Significant Subsidiaries, Associates, Joint Ventures and Business Units

A list of significant subsidiaries, associates, joint ventures and business units is included as Exhibit 8.0 to this Form 20-F.

HISTORY AND DEVELOPMENT

Introduction

RELX NV was originally incorporated in 1880 and RELX PLC in 1903. In 1993, they combined their respective businesses by contributing them to two jointly owned companies. In 2015 the structure was simplified so that all of the businesses are now owned by one jointly owned company, RELX Group plc. RELX PLC, RELX NV and RELX Group plc (and its subsidiaries, associates and joint ventures) are together known as RELX Group. As part of the 2015 simplification, a bonus issue of RELX NV shares was made such that, since the 2015 bonus issue, one RELX PLC ordinary share confers an equivalent economic interest to one RELX NV ordinary share.

Material acquisitions and disposals

Total cash spent on acquisitions in the three years ended December 31, 2017, was £715 million. Cash spent on acquisitions in 2017 was £141 million (2016: £367 million; 2015: £207 million) including deferred consideration of £13 million (2016: £24 million; 2015: £25 million) on past acquisitions and spend on venture capital investments of £10 million (2016: £6 million; 2015: £16 million). Acquisition payments in respect of non-controlling interests in 2017 were nil (2016: nil; 2015: nil).

Net cash inflow in relation to disposals made in 2017, after timing differences and separation and transaction costs, was £34 million (2016: £13 million paid; 2015: £34 million received).

Capital expenditure

Capital expenditure on property, plant, equipment and internally developed intangible assets principally relates to the development of electronic products and investment in systems infrastructure, computer equipment and office facilities. Total such capital expenditure, which was financed using cash flows generated from operations, amounted to £354 million in 2017 (2016: £333 million; 2015: £307 million). In 2017, there was continued investment in new products and related infrastructure, particularly in Legal and in Scientific, Technical & Medical. Further information on capital expenditure is included in notes 2, 16 and 18 to the consolidated financial statements and is set forth on pages 124, 143 and 146 respectively of the Group’s Annual Reports and Financial Statements 2017 and incorporated herein by reference to Exhibit 15.2.

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

PROPERTY, PLANT AND EQUIPMENT

We own or lease approximately 269 properties around the world. The table below identifies the principal owned and leased properties in our property portfolio.

Location	Principal use(s)	Floor space (square feet)
Owned properties
Alpharetta, Georgia	Office and data centre	406,000
Miamisburg, Ohio	Office	403,638
Linn, Missouri	Warehouse	246,260
Leased properties
New York, New York	Office	451,800
Amsterdam, Netherlands	Office	215,455
Miamisburg, Ohio	Office and data centre	213,802
Sutton, England	Office	191,960

All of the above properties are substantially occupied by RELX with the exception of the New York, New York property which has been subleased to new tenants and no longer houses any RELX staff.

No property owned or leased by us which is considered material to us taken as a whole is presently subject to liabilities relating to environmental regulations and none has major encumbrances.

GOVERNMENT REGULATION

Certain of our businesses provide authorised customers with products and services such as access to public records and other information on individuals. Our businesses that provide such products and services are subject to applicable privacy and consumer information laws and regulations, including US federal and state laws and regulations, and regulations applicable to jurisdictions that follow EU and member state regulation. Our compliance obligations vary, and may include, among other things, strict data security programmes, submissions of regulatory reports, providing consumers with certain notices and in some instances, correcting inaccuracies in reports available through our products. From time to time, we respond in the ordinary course to inquiries and investigations from regulators who are charged with enforcing the laws and regulations applicable to our businesses. We are also subject to the terms of consent decrees and other settlements with certain regulators in the US. See “Item 8: Financial Information — Legal Proceedings” on page 41.

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

During 2017,

●	our Scientific, Technical & Medical business sold subscriptions to online products and print publications to the universities, hospitals and other entities listed below;

●	our Risk & Business Analytics business sold online subscription services to oil, petrochemical and other companies listed below; and

●	our Exhibitions business provided exhibition space to IRIB Media Trade and Esfahan Steel Company.

Numerous Iranian nationals attended conferences organised by our Exhibitions and Risk & Business Analytics businesses. Individuals located in Iran also subscribed to or purchased certain of our scientific, medical and technical publications. Many of these individuals are researchers, doctors or other professionals who have obtained subscriptions or purchased publications in their individual capacity, but who may be employed by government agencies in Iran or by hospitals, universities or other entities owned or controlled by the government of Iran. In addition, we work with authors, other contributors and journal editorial board members who are located in Iran, many of whom are employed at hospitals, universities or research institutions that are owned or controlled by the government of Iran. We also sometimes receive payments from authors located in Iran who pay us to make their articles publicly available. From time to time, we may employ or engage individuals in Iran to assist with transactions in Iran.

Our aggregate gross revenue during the fiscal year ended December 31, 2017 attributable to these Iran-related activities was approximately £13.5 million compared to £11.8 million in 2016. We do not customarily allocate net profit on a subscription-by-subscription, individual customer or country-by-country basis. However, we estimate that our net profit during the fiscal year ended December 31, 2017 attributable to these activities was 0.18% of our net profit reported in our income statement for the fiscal year ended December 31, 2017 compared to 0.17% for the fiscal year ended December 31, 2016.

Entities that Purchased from Our Scientific, Technical & Medical Business in 2017

Ahvaz Jundishapur University of Medical Sciences, Aja University of Medical Sciences, Alborz University of Medical Sciences, Allameh Tabatabai University, Alzahra University, Amirkabir University of Technology, Arak University of Medical Sciences, Ardabil University of Medical Sciences, Babol University of Medical Science, Birjand University of Medical Sciences, Bojnourd University, Boushehr University of Medical Sciences, Buali Sina University, Faculty of Agriculture, Fasa University of Medical Science, Ferdowsi University of Mashhad, Golestan University of Medical Sciences and Health Services, Gonabad University of Medical Sciences, Guilan University of Medical Sciences, Hamedan University of Medical Science, Health and Biomedical Information Network, Hormozgan University of Medical Sciences, Ilam University of Medical Sciences, Imam Hosein Hospital, Imam Khomeini Hospital, Imam Khomeini International University, Institute for Research in Fundamental Sciences, Iran Polymer and Petrochemical Institute, Iran University of Medical Sciences, Iran University of Science and Technology, Iranian Meteorological Organisation, Iranian Research Institute for Scientific Information and Documentation, Isfahan University of Medical Sciences, Isfahan University of Technology, Islamic World Science Citation Center, Jahrom University of Medical Science, Jiroft University of Medical Sciences, Kashan University of Medical Sciences, Kerman University of Medical Sciences, Kermanshah University of Medical Sciences, Kharazmi University, KN Toosi University of Technology, Kurdistan University of Medical Sciences, Library Kermanshah Universty of Medical Sciences & Health Services, Lorestan University of Medical Sciences, Maragheh University of Medical Sciences, Mashhad University of Medical Sciences, Mazandaran University of Medical Sciences, Medical University of Dezful, National Centre for Scientific Research, National Institute for Genetic Engineering and Biotechnology, North Khorasan University of Medical Sciences, Parsian Medical Bookshop, Pasteur Institute of Iran, Qazvin University of Medical Sciences, Qom University of Medical Sciences and Health Services, Rafsanjan University of Medical Sciences, Sabzevar University of Medical Sciences, School of Medicine & Affiliated Hospitals, School of Public Health, Semnan University, Semnan University of Medical Sciences and Health Services, Shahed University Faculty of Medical Sciences, Shaheed Beheshti University of Medical Sciences, Shahid Sadoughi University of Medical Sciences and Health Services, Shahrekord University, Shahrekord University of Medical Science, Shahroud University of Medical Sciences, Shariati Hospital, Shiraz University, Shiraz University of Medical Sciences, Tabriz University of Medical Sciences, Tarbiat Modares University, Tehran University of Medical Sciences, University of Art, University of Isfahan, University of Mazandaran, University of Sistan and Baluchestan, University of Social Welfare and Rehabilitation Science, University of Tabriz, University of Tehran, Urmia University of Medical Sciences, Yasooj University of Medical Sciences Kohkiloyeh, Zabol University of Medical Sciences, Zahedan University of Medical Sciences, Zanjan University of Medical Sciences

Entities that Purchased from Our Risk & Business Analytics Business in 2017

Abadan Petrochemical Company, Amir Kabir Petrochemical Company, Arya Sasol Polymer Company, Bakhtar Commercial Company, Bandar Imam Petrochemical Company, Behran Oil Company, Bistoun Petrochemical Company, Bouka Holding Company, Dana Polymer Company, Esfahan Petrochemical Company Inc, Excell Worldwide DMCC,

Fanavaran Petrochemical Company, Farabi Petrochemical Company, Ghadeer Petrochemical Company, Ghaed Bassir Petrochemical Company, Iranian Chemical Parks Development, Jam Petrochemical Company, Jam Polypropylene Company, Kangan Petro-Refining Company, KGT Oil, Kharg Petrochemical Company Ltd, Khorasan Petrochemical Company, Kian Petrochemicals Company, Kimyagaran Emrooz Chemical Industries, Morvarid Petrochemical Company, National Petrochemical Company, Pars Oil Company, Persian Gulf Petrochemical Industry Commercial Company, Petrochemical Commercial Company, Petrochemical Commercial Company International LTD (PCCI), Polynar Corporation, Sepahan Oil Company, Shahid Tondgooyan Petrochemical Company, Shazand Petrochemical Company, Sherkat Azarvan Sahami Khass, Tabriz Petrochemical Company, TOPCO, Yas Banafsh Tehran Trading Company, Zagros Petrochemical Company

ITEM 5: OPERATING AND FINANCIAL REVIEW AND PROSPECTS

OPERATING RESULTS — THE GROUP

The following discussion is based on the consolidated financial statements of the Group for the three years ended December 31, 2017, 2016 and 2015 which have been prepared in accordance with IFRS as issued by the IASB and as adopted by the EU.

The following discussion should be read in conjunction with, and is qualified by reference to, the consolidated financial statements set forth on pages 117 to 164 of the Group’s Annual Reports and Financial Statements 2017 and incorporated herein by reference to Exhibit 15.2.

The following tables analyse the Group’s revenue in each of the three years ended December 31, 2017, 2016 and 2015 by type, format and geographic market. We derive our revenue principally from subscriptions, transactional and advertising sales. Transactional sales includes revenue from exhibitions. For additional information, see note 2 to the consolidated financial statements set forth on pages 124 and 125 of the Group’s Annual Reports and Financial Statements 2017 and incorporated herein by reference to Exhibit 15.2.

Revenue by type

Year ended December 31,

	2017		2016		2015
	(in millions, except percentages)
Subscriptions	£3,808	52%	£3,618	52%	£3,123	52%
Transactional	3,449	47	3,163	46	2,736	46
Advertising	98	1	114	2	112	2

Total	£7,355	100%	£6,895	100%	£5,971	100%

Revenue by format

Year ended December 31,

	2017		2016		2015
	(in millions, except percentages)
Electronic	£5,399	74%	£4,954	72%	£4,179	70%
Face-to-face	1,122	15	1,066	15	886	15
Print	834	11	875	13	906	15

Total	£7,355	100%	£6,895	100%	£5,971	100%

Revenue by geographic market

Year ended December 31,

	2017		2016		2015
	(in millions, except percentages)
North America	£4,081	56%	£3,778	55%	£3,215	54%
United Kingdom	522	7	504	7	461	8
The Netherlands	92	1	118	2	117	2
Rest of Europe	1,081	15	1,091	16	958	16
Rest of world	1,579	21	1,404	20	1,220	20

Total	£7,355	100%	£6,895	100%	£5,971	100%

The cost profile of individual businesses within the Group varies widely and costs are controlled on an individual business unit basis. Our most significant cost item is staff costs of £2,273 million (2016: £2,114 million; 2015: £1,751 million).

The following tables show revenue and adjusted operating profit for each of our business segments in each of the three years ended December 31, 2017, 2016 and 2015 together with the percentage change in 2017 and 2016 at both actual and constant currencies. The effect of currency movements on the 2017 results is further described separately below (see “— Effect of Currency Translation” on page 23). Adjusted operating profit is included on the basis that it is the key segmental profit measure used by management to evaluate performance and allocate resources to the business segments, as reported under IFRS8: Operating Segments in note 2 to the consolidated financial statements set forth on pages 124 and 125 of the Group’s Annual Reports and Financial Statements 2017 and incorporated herein by reference to Exhibit 15.2. Adjusted operating profit represents operating profit before amortisation of acquired intangible assets and acquisition related costs and is grossed up to exclude the equity share of finance income, finance costs and taxes in joint ventures. A reconciliation of reported operating profit to adjusted operating profit is set out on page 16.

Revenue by segment, reported operating profit and adjusted operating profit by segment are as follows:

	Revenue for the year ended December 31
	2017	2016	% change		2015	% change
			actual rates	constant rates(1)		actual rates	constant rates(2)
	(in millions, except percentages)
Scientific, Technical & Medical	£2,478	£2,320	+7%	+2%	£2,070	+12%	+2%
Risk & Business Analytics	2,076	1,906	+9%	+4%	1,601	+19%	+8%
Legal	1,692	1,622	+4%	-1%	1,443	+12%	+2%
Exhibitions	1,109	1,047	+6%	+1%	857	+22%	+9%

Total	£7,355	£6,895	+7%	+2%	£5,971	+15%	+4%

	Reported operating profit for the year ended December 31
	2017	2016	% change	2015	% change
			actual rates		actual rates
	(in millions, except percentages)
Reported operating profit	£1,905	£1,708	+12%	£1,497	+14%

	Adjusted operating profit for the year ended December 31
	2017	2016	% change		2015	% change
			actual rates	constant rates(1)		actual rates	constant rates(2)
	(in millions, except percentages)
Scientific, Technical & Medical	£913	£853	+7%	+2%	£760	+12%	+2%
Risk & Business Analytics	759	686	+11%	+6%	575	+19%	+8%
Legal	332	311	+7%	+1%	274	+13%	+2%
Exhibitions	285	269	+6%	+1%	217	+24%	+9%

Subtotal	£2,289	£2,119			£1,826
Unallocated items	(5)	(5)			(4)

Total	£2,284	£2,114	+8%	+3%	£1,822	+16%	+4%

(1)	Represents percentage change in 2017 over 2016 using constant currency. These rates were used in the preparation of the 2016 consolidated financial statements.

(2)	Represents percentage change in 2016 over 2015 using constant currency. These rates were used in the preparation of the 2015 consolidated financial statements.

Non-GAAP financial measures

The Group uses adjusted figures, which are not defined by generally accepted accounting principles (“GAAP”) such as IFRS. Adjusted figures and underlying growth rates are presented as additional performance measures used by management, as they provide relevant information in assessing the Group’s performance, position and cash flows. We believe that these measures enable investors to more clearly track the core operational performance of the Group, by separating out items of income or expenditure relating to acquisitions, disposals and capital items, while providing our investors with a clear basis for assessing our ability to raise debt and invest in new business opportunities. In 2017, we have excluded the exceptional tax credit arising as a result of the US Tax Cuts and Jobs Act from our adjusted measures. RELX management uses these financial measures, along with IFRS financial measures, in evaluating the operating performance of the Group as a whole and the individual business segments. Adjusted financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with IFRS. The measures may not be directly comparable to similarly reported measures by other companies.

The adjusted and underlying financial measures used in the results of operations discussion on pages 18 to 23 are: underlying revenue growth, adjusted operating profit, underlying adjusted operating profit growth, adjusted operating margin, underlying adjusted operating margin and adjusted net profit attributable to RELX PLC and RELX NV shareholders. Underlying revenue growth rates are calculated at constant currencies. They exclude revenues from biennial and other cycling shows in exhibitions, revenues from businesses acquired and disposed of in both the year and prior year and revenues from assets held for sale. Underlying adjusted operating profit growth rates are calculated at constant currencies. They exclude operating results from businesses acquired and disposed of in both the year and prior year, and operating results from assets held for sale. Adjusted operating profit excludes amortisation of acquired intangible assets, acquisition related costs, and is grossed up to exclude the equity share of finance income, finance costs and taxes in joint ventures. Adjusted operating margin is calculated as adjusted operating profit as a percentage of reported revenue. Underlying adjusted operating margin is calculated at constant currencies and excludes portfolio effects. These metrics are also defined in the glossary on pages S-1 and S-2. Adjusted net profit attributable to RELX PLC and RELX NV shareholders is reconciled to reported net profit attributable to RELX PLC and RELX NV shareholders in note 11 to the consolidated financial statements and is set forth on page 139 of the Group’s Annual Reports and Financial Statements 2017 and incorporated herein by reference to Exhibit 15.2. Reconciliations of all other non-GAAP financial measures to the most directly comparable measure reported under IFRS are set forth in the tables below.

In the tables below and the results of operations commentary following, percentage movements are calculated using the average exchange rates for the period unless otherwise stated.

Adjusted operating profit reconciles to reported operating profit as follows:

	2017	2016	2015
	(in millions)
Reported operating profit	£1,905	£1,708	£1,497
Adjustments:
Amortisation of acquired intangible assets	314	346	296
Acquisition related costs	56	51	35
Reclassification of tax in joint ventures	10	10	(6)
Reclassification of finance income in joint ventures	(1)	(1)	–

Adjusted operating profit	£2,284	£2,114	£1,822

The calculations of the year-on-year changes in reported revenue and underlying revenue growth are presented below:

	Revenue
	£m	% change
Year to December 31, 2015	5,971	+3%

Underlying revenue growth(1)	227	+4%
Exhibition cycling	30	0%
Acquisitions	66	+1%
Disposals	(60)	-1%
Currency effects	661	+11%

Year to December 31, 2016	6,895	+15%

Underlying revenue growth(1)	251	+4%
Exhibition cycling	(52)	-1%
Acquisitions	60	+1%
Disposals	(150)	-2%
Currency effects	351	+5%

Year to December 31, 2017	7,355	+7%

(1)	Underlying revenue growth represents the year over year movement in reported revenue excluding the impact of the adjustments set forth in the table.

The calculations of the year-on-year changes in adjusted operating profit and underlying adjusted operating profit growth are presented below:

	Adjusted operating profit
	£m	% change
Year to December 31, 2015	1,822	+5%

Underlying adjusted operating profit growth(1)	100	+6%
Acquisitions	7	0%
Disposals	(33)	-2%
Currency effects	218	+12%

Year to December 31, 2016	2,114	+16%

Underlying adjusted operating profit growth(1)	109	+6%
Acquisitions	7	0%
Disposals	(58)	-3%
Currency effects	112	+5%

Year to December 31, 2017	2,284	+8%

(1)	Underlying adjusted operating profit growth represents the year over year movement in adjusted operating profit excluding the impact of the adjustments set forth in the table.

Results of Operations for the Year Ended December 31, 2017

Compared to the Year Ended December 31, 2016

Reported revenue was £7,355 million (2016: £6,895 million), up 7% (2016: 15%). The increase in reported revenue reflects good growth in electronic and face-to-face revenues, partially offset by continued print revenue declines. Underlying revenue growth was 4% (2016: 4%) with all four market segments contributing to underlying growth.

Reported operating costs, which comprises of cost of sales, selling and distribution costs, and administration and other expenses, was £5,487 million (2016: £5,224 million), up 5% (2016: 15%). Cost of sales were £2,631 million (2016: £2,488 million), up 6% (2016: 17%) compared to 2016, slightly lower than the overall increase in revenue. Selling and distribution costs were £1,163 million (2016: £1,109 million), up 5% (2016: 15%) and administration and other expenses were £1,693 million (2016: £1,627 million), up 4% (2016: up 13%).

Reported operating profit, which includes amortisation of acquired intangible assets and acquisition related costs, was £1,905 million (2016: £1,708 million), an increase of 12% (2016: 14%).

Adjusted operating profit was £2,284 million (2016: £2,114 million), up 8% (2016: 16%), reflecting the benefit of tight cost control across the Group.

The reported operating margin was 25.9% (2016: 24.8%). The overall adjusted operating margin of 31.1% was 0.4 percentage points higher than in the prior year. On an underlying basis, including cycling effects, the margin improved by 0.7 percentage points. Acquisitions and disposals reduced the margin by 0.4 percentage points and currency effects increased the margin by 0.1 percentage points.

Depreciation and amortisation of internally generated intangible assets increased to £272 million (2016: £257 million).

The amortisation charge in respect of acquired intangible assets, including the share of amortisation in joint ventures, decreased to £314 million (2016: £346 million), primarily reflecting certain assets becoming fully amortised, partially offset by currency effects and acquisitions. Acquisition related costs were £56 million (2016: £51 million).

Reported net finance costs of £182 million (2016: £195 million) includes the net pension financing charge of £15 million (2016: £14 million), and excludes finance income in joint ventures of £1 million (2016: £1 million). The decrease primarily reflects a lower average interest rate on borrowings, partly offset by currency translation effects.

Reported gain on disposals and other non-operating items was £11 million (2016: £40 million loss) arising largely from the sale of certain Risk & Business Analytics businesses and revaluation of investments held. These gains were offset by an associated tax credit of £16 million (2016: £34 million tax credit).

Reported profit before tax was £1,734 million (2016: £1,473 million). The reported tax charge was £67m (2016: £304m). The decrease in the tax charge is due to the US Tax Cuts and Jobs Act, which includes a reduction in the federal corporate tax rate from 35% to 21% from January 2018. Consequently, the Group has measured its US deferred tax assets and liabilities at the end of the reporting period at a combined tax rate (including state taxes) of 26%. This resulted in the recognition of an exceptional tax credit of £346m in the income statement.

The reported net profit attributable to RELX PLC and RELX NV shareholders of £1,659 million (2016: £1,161 million) was up 43% (2016: 15%). The adjusted net profit attributable to RELX PLC and RELX NV shareholders of £1,635 million (2016: £1,488 million) was up 10% (2016: 17%).

The reported earnings per share for RELX PLC was 82.2p (2016: 56.3p) and for RELX NV was €0.936 (2016: €0.687). The high growth in the year reflects the impact of the exceptional tax credit recognised as a result of the US Tax Cuts and Jobs Act.

Adjusted earnings per share were up 12% at 81.0p (2016: 72.2p) when expressed in sterling and 5% at €0.923 (2016: €0.880) when expressed in Euros. At constant currencies, adjusted earnings per share increased by 7%.

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

Ordinary dividends paid to shareholders in the year, being the 2016 final and 2017 interim dividends, amounted to £762 million (2016: £683 million).

The final dividends proposed by the respective Boards are 27.7p per share for RELX PLC and €0.316 per share for RELX NV, 8% and 5% higher respectively compared with the prior year final dividends. This gives total dividends for the year of 39.4p (2016: 35.95p) and €0.448 (2016: €0.423). The difference in growth rates in the final dividends reflects changes in the euro:sterling exchange rate since the prior year final dividend announcement date.

During 2017, a total of 44.5 million RELX PLC and RELX NV shares were repurchased. Total consideration for these repurchases was £700 million. A further 1.2 million RELX PLC shares and 1.3 million RELX NV shares were purchased by the Employee Benefit Trust. During 2017, 22.5 million RELX PLC and 22 million RELX NV shares held in treasury were cancelled. As at 31 December 2017, total shares in issue for RELX Group, net of shares held in treasury and shares held by the Employee Benefit Trust, amounted to 2,004 million; represented by 1,060 million RELX PLC shares and 944 million RELX NV shares. A further 3.3 million RELX PLC shares and 2.9 million RELX NV shares have been repurchased in 2018 as at February 14, 2018.

Scientific, Technical & Medical: 2017 financial performance

	2017 £m	2016 £m	Underlying growth	Acquisitions/ disposals	Currency effects	Total growth
Revenue	2,478	2,320	+2%	0%	+5%	+7%
Adjusted operating profit	913	853	+3%	-1%	+5%	+7%

Key business trends remained positive in 2017, with underlying profit growth slightly exceeding underlying revenue growth.

Underlying revenue growth was +2%. Reported revenue growth was +7%. The difference between the reported and underlying growth rates primarily reflects the impact of exchange rate movements and portfolio changes, including the acquisition of Plum Analytics and bepress, and the disposal of certain international pharma promotion assets.

Underlying adjusted operating profit growth of +3% was slightly ahead of revenue growth, with a small underlying margin improvement offset by exchange rate movements and portfolio effects. Adjusted operating profit growth was +7%.

Electronic revenues saw continued good growth, partially offset by further print declines. In primary research we continued to enhance customer value by providing broader content sets across our research offering, increasing the sophistication of our analytics, and evolving our technology platforms. Databases & tools continued to drive growth across market segments through the launch of enhanced functionality and content development.

Print books, which now represent around 10% of divisional revenues, saw continued sales declines with return rates at historical levels, following higher than average return rates in the prior year. The decline in print pharma promotion revenues, which represent less than 5% of the divisional total, returned to historical trends having been stable in the prior year.

Risk & Business Analytics: 2017 financial performance

	2017 £m	2016 £m	Underlying growth	Acquisitions/ disposals	Currency effects	Total growth
Revenue	2,076	1,906	+8%	-4%	+5%	+9%
Adjusted operating profit	759	686	+8%	-2%	+5%	+11%

Underlying revenue growth remained strong across all key segments in 2017. Underlying profit growth broadly matched underlying revenue growth.

Underlying revenue growth was +8%. Reported revenue growth was +9%. The difference between the reported and underlying growth rates primarily reflects the impact of exchange rate movements and portfolio changes including the disposal of New Scientist and other magazines, and the sale of our majority stake in a property title services joint venture to our partner.

Underlying adjusted operating profit growth broadly matched underlying revenue growth as we continued to pursue our organic development strategy. The margin improvement reflects a positive effect from portfolio changes. Adjusted operating profit growth was +11%.

In Insurance we continued to drive growth through enhanced analytics, the extension of datasets, and by further expansion in adjacent verticals. The US market environment returned to historical trends in the fourth quarter, having been not quite as favourable earlier in the year. The international initiatives continued to progress well.

In Business Services, further development of analytics that help our customers to detect and prevent fraud and to manage risk across the financial and corporate sectors continued to drive growth, in a positive US and international market environment.

Growth in the government and healthcare segments was driven by continued development of sophisticated analytics, and other Data Services continued to drive growth through organic development.

Legal: 2017 financial performance

	2017 £m	2016 £m	Underlying growth	Acquisitions/ disposals	Currency effects	Total growth
Revenue	1,692	1,622	+2%	-3%	+5%	+4%
Adjusted operating profit	332	311	+11%	-10%	+6%	+7%

Underlying revenue growth in 2017 was in line with the prior year, with continued efficiency gains driving strong underlying operating profit growth.

Underlying revenue growth was +2%. Reported revenue growth was +4%. The difference between the reported and underlying growth rates reflects the impact of exchange rate movements and portfolio changes including the acquisition of Ravel Law, the disposal of several small print and services assets, and the final exit from the Martindale Hubbell joint venture.

Underlying adjusted operating profit growth was +11%. Adjusted operating profit growth was +7%. The increase in operating profit margin reflects ongoing organic process improvement and decommissioning of systems which, together with currency movements, more than offset a lower profit contribution from joint ventures and other portfolio effects.

Electronic revenues saw continued growth, partially offset by print declines. The roll-out of new platform releases across our US and international markets continued, with broader datasets and the continued expansion of early stage legal analytics. The usage migration of US legal customers onto Lexis Advance is now substantially complete.

US and European markets remained stable. Other international markets continued to grow well.

Exhibitions: 2017 financial performance

	2017 £m	2016 £m	Underlying growth	Acquisitions/ disposals	Currency effects	Total growth
Revenue	1,109	1,047	+6%	+1%	+5%	+6%
Adjusted operating profit	285	269	+2%	-1%	+5%	+6%

Exhibitions achieved strong underlying revenue growth in 2017, slightly ahead of the prior year, with underlying operating profit growth reflecting cycling-out effects.

Underlying revenue growth was +6%. After portfolio changes and six percentage points of cycling-out effects, constant currency revenue growth was +1%. Reported revenue growth was +6%. The difference between the reported and constant currency growth rates reflects the impact of exchange rate movements and portfolio changes, including the acquisition of MCM Comic Con (UK), Cafe Seoul (South Korea) and Fitness (Australia), and the disposal of a number of small events.

Underlying adjusted operating profit growth was +2% reflecting cycling-out effects. Adjusted operating profit growth was +6%.

We continued to pursue organic growth opportunities, launching 36 new events, and piloting several data analytics opportunities.

Overall growth remained good in Europe and strong in Japan and China. The US continued to see differentiated growth rates by industry sector. Revenues in Brazil continued to reflect the general weakness of the wider economy. Most other markets continued to grow strongly.

Results of Operations for the Year Ended December 31, 2016

Compared to the Year Ended December 31, 2015

Reported revenue was £6,895 million (2015: £5,971 million), up 15% (2015: 3%). The increase in reported revenue reflects good growth in electronic and face to face revenues plus the impact of currency effects, partially offset by continued print revenue declines. Underlying revenue growth was 4% (2015: 3%) with all four market segments contributing to underlying revenue growth.

Reported operating costs, which comprises of cost of sales, selling and distribution costs, and administration and other expenses, was £5,224 million (2015: £4,538 million), up 15% (2015: 3%), principally reflecting the impact of exchange rates, plus increased staff costs and costs associated with the launch of new platforms and services. Cost of sales were £2,488 million (2015: £2,129 million), up 17% (2015: 6%) compared to 2015, slightly higher than the overall increase in revenue. Selling and distribution costs were £1,109 million (2015: £965 million), up 15% (2015: 3%) and administration and other expenses were £1,627 million (2015: £1,444 million), up 13% (2015: down 2%).

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

Reported profit before tax was £1,473 million (2015: £1,312 million). The reported tax charge was £304 million (2015: £298 million). The reported net profit attributable to RELX PLC and RELX NV shareholders of £1,161 million (2015: £1,008 million) was up 15% (2015: 6%). The adjusted net profit attributable to RELX PLC and RELX NV shareholders of £1,488 million (2015: £1,275m) was up 17% (2015: 5%).

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

Legal: 2016 financial performance

	2016 £m	2015 £m	Underlying growth	Acquisitions/ disposals	Currency effects	Total growth
Revenue	1,622	1,443	+2%	0%	+10%	+12%
Adjusted operating profit	311	274	+12%	-10%	12%	+14%

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

Critical Accounting Policies

The accounting policies of the consolidated businesses under IFRS as issued by the IASB and as adopted by the EU are described within the relevant notes to the consolidated financial statements as set forth on pages 117 to 164 of the Group’s Annual Reports and Financial Statements 2017 and incorporated herein by reference to Exhibit 15.2. The most critical accounting policies and estimates used in determining the financial condition and results of the Group, and those requiring the most subjective or complex judgments, relate to the valuation of goodwill and acquired intangible assets, capitalisation of development spend, accounting for defined benefit pension schemes and taxation.

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

Individual businesses are subject to foreign exchange transaction exposures caused by the effect of exchange rate movements on their revenue and operating costs, to the extent that such revenue and costs are not denominated in their functional currencies. Individual businesses generally hedge their exposures at market rates through the centralised treasury department. Hedging of foreign exchange transaction exposure is the only hedging activity undertaken by the individual businesses. For further details see note 19 to the consolidated financial statements as set forth on pages 147 to 152 of the Group’s Annual Reports and Financial Statements 2017 and incorporated herein by reference to Exhibit 15.2.

Currency differences increased the Group’s revenue by £351 million in 2017 compared to 2016. Excluding amortisation of acquired intangible assets of £314 million and acquisition related costs of £56 million, currency differences increased operating profits by £112 million in 2017 compared to 2016. Acquired intangible asset amortisation and acquisition related costs are predominantly denominated in US dollars and, after these charges, currency differences increased operating profits by £94 million in 2017 compared to 2016. The majority of borrowings are denominated in US dollars and euros and, after charging net finance costs, currency differences increased profit before tax by £87 million in 2017 compared to 2016.

Recently Issued Accounting Pronouncements

Recently Issued Accounting Pronouncements are included in note 1 to the consolidated financial statements and are set forth on page 123 of the Group’s Annual Reports and Financial Statements 2017 and incorporated herein by reference to Exhibit 15.2.

LIQUIDITY AND CAPITAL RESOURCES — THE GROUP

Cash Flow

Cash flows from operating activities

The Group’s cash generated from operations in 2017 amounted to £2,445 million (2016: £2,236 million; 2015: £1,882 million). Included in these net cash inflows are cash outflows of £42 million (2016: £40 million; 2015: £45 million) relating to acquisition related costs. A substantial proportion of revenue is received through subscription and similar advanced receipts, principally for scientific and medical journals and exhibition fees. At December 31, 2017 subscriptions and other revenues received in advance totalled £1,834 million (2016: £1,941 million; 2015: £1,639 million).

Cash flows from investing activities

The Group’s cash outflow on the purchase of property, plant and equipment in 2017 was £51 million (2016: £51 million 2015: £65 million), while proceeds from the sale of property, plant and equipment amounted to £1 million (2016: £1 million; 2015: £1 million). The cash outflow on internally developed intangible assets in 2017 was £303 million (2016: £282 million; 2015: £242 million), reflecting sustained investment in new products and related infrastructure, particularly in the Legal and Scientific, Technical & Medical businesses.

During 2017, the Group paid a total of £131 million (2016: £361 million; 2015: £191 million) for acquisitions, including deferred consideration of £13 million (2016: £24 million; 2015: £25 million) on past acquisitions and after taking account of net cash acquired of £7 million (2016: £10 million; 2015: £3 million). A further £10 million (2016: £6 million; 2015: £16 million) was paid on the purchase of investments during the year. During 2017, the Group paid tax of £449 million (2016: £402 million; 2015: £343 million).

Cash flows from financing activities

Share repurchases by RELX PLC and RELX NV in 2017 were £700 million (2016: £700 million; 2015: £500 million), with a further £100 million repurchased in 2018 as at February 14, 2018. On February 15, 2018, RELX PLC and RELX NV announced their intention to repurchase further ordinary shares up to the value of £600 million in aggregate over the remainder of 2018. In addition, the Employee Benefit Trust purchased shares in RELX PLC and RELX NV totalling £39 million (2016: £29 million; 2015: £23 million). Proceeds from the exercise of share options were £32 million (2016: £23 million; 2015: £24 million).

During 2017, the Group paid ordinary dividends totalling £762 million to the shareholders of RELX PLC and RELX NV (2016: £683 million; 2015: £583 million). Dividend payments are funded by the operating cash flow of the business after capital spend.

Debt

Net borrowings, used in assessing the Group’s financial position, as at December 31, 2017 were £4,732 million (2016: £4,700 million; 2015: £3,782 million), comprising gross borrowings of £4,886 million, less cash and cash equivalents of £111 million and £43 million of related derivative financial instrument assets. The majority of our borrowings are denominated in US dollars and euros and the strengthening of sterling against the US dollar at the year end compared with the start of the year, partly offset by the weakening of sterling against the euro, resulted in slightly lower net borrowings when translated into sterling. Excluding currency effects, net borrowings increased by £64 million.

Net borrowings are reconciled as follows:

As at December 31	2017	2016	2015
	£m	£m	£m
Cash & cash equivalents	111	162	122
Borrowings	(4,886)	(4,843)	(3,902)
Related derivative financial instruments	43	(19)	(2)

Net borrowings	(4,732)	(4,700)	(3,782)

Liquidity

The group has a $2.0 billion unsecured committed bank facility, maturing in July 2020, which provides security of funding for short-term debt. At December 31, 2017, this facility was undrawn.

In March 2017, €1.0bn in total of euro denominated fixed rate term debt was issued with coupons of 0.375% and 1.000% and maturities of four years and seven years, respectively.

The Group believes that it has ample liquidity and access to debt capital markets, providing the ability to repay or refinance borrowings as they mature and to fund ongoing requirements.

Contractual obligations

The contractual obligations of the Group relating to debt and leases at December 31, 2017 analysed by when payments are due, are summarised below.

	Total	Less than 1 year	1-3 years	3-5 years	After 5 years
	(in millions)
Short-term borrowings(1)(2)	£681	£681	£—	£—	£—
Long-term borrowings (including finance lease obligations)(2)	4,928	119	1,283	1,323	2,203
Operating leases	484	109	180	107	88

Total	£6,093	£909	£1,463	£1,430	£2,291

(1)	Short-term debt primarily comprises term debt issues maturing within one year and commercial paper, and is supported by a $2.0 billion committed bank facility maturing in July 2020 and by the central management of cash and cash equivalents. At December 31, 2017 the committed bank facility was undrawn.

(2)	Short and long-term debt obligations comprise undiscounted principal and interest cash flows. Interest cash flows are calculated by reference to the contractual payment dates and the fixed interest rates (for fixed rate debt) or the relevant forecast interest rates (for floating rate debt).

Information on retirement benefit obligations is set forth in note 6 to the consolidated financial statements under the heading ‘Pension schemes’ on pages 127 to 130 of the Group’s Annual Reports and Financial Statements 2017 and incorporated herein by reference to Exhibit 15.2.

Off-balance sheet arrangements

Except as disclosed above under “Contractual Obligations”, we have no off-balance sheet arrangements that currently have or are reasonably likely to have a material effect on the RELX Group’s financial condition, results of operations, liquidity, capital expenditure or capital resources.

Treasury policies

The main treasury risks faced by the Group are liquidity risk, interest rate risk, foreign currency risk and credit risk. The Boards of RELX PLC, RELX NV and RELX Group plc agree overall policy guidelines for managing each of these risks. A summary of these policies is provided in note 19 to the consolidated financial statements as set forth under the heading ‘Financial Instruments’ on pages 147 to 152 of the Group’s Annual Reports and Financial Statements 2017 and incorporated herein by reference to Exhibit 15.2.

Financial instruments are used to finance our businesses and to hedge transactions. Our businesses do not enter into speculative transactions.

Capital and liquidity management

The capital structure is managed to support the Group’s objective of maximising long-term shareholder value through appropriate security of funding, ready access to debt and capital markets, cost-effective borrowing and flexibility to fund business and acquisition opportunities while maintaining appropriate leverage to ensure an efficient capital structure.

Over the long-term, the Group seeks to maintain cash flow conversion of 90% or higher and credit rating agency metrics that are consistent with a solid investment grade credit rating. These metrics as defined by the rating agencies include net debt to EBITDA, on a pensions and lease adjusted and on an unadjusted basis, and various measures of cash flow as a percentage of net debt.

Net debt on an unadjusted basis is the same as net borrowings which is reconciled on page 24. Adjusted EBITDA is derived from net profit as follows:

	2017	2016	2015
	(in millions)	(in millions)	(in millions)
Net profit for the year	£1,667	£1,169	£1,014
Adjustments:
Taxation	67	304	298
Disposals and other non-operating items	(11)	40	11
Net finance costs	182	195	174
Amortisation of acquired intangible assets	314	346	296
Depreciation and other amortisation	272	257	228
Acquisition related costs	56	51	35
Reclassification of tax in joint ventures	10	10	(6)
Reclassification of finance income in joint ventures	(1)	(1)	–

Adjusted EBITDA	£2,556	£2,371	£2,050

Our uses of free cash flow, after organic investment, over the longer-term balance the dividend policy, selective acquisitions and share repurchases, while retaining the balance sheet strength to maintain access to cost effective sources of borrowing.

Further detail on our capital and liquidity management is provided in note 19 to the consolidated financial statements on pages 147 to 152 of the Group’s Annual Reports and Financial Statements 2017 and incorporated herein by reference to Exhibit 15.2.

SH ORT-TERM BORROWINGS

The Group operates a number of commercial paper programmes that provide flexibility for funding operational requirements on a daily basis, at short notice and at competitive rates. Commercial paper is issued under both US and Euro programmes and guaranteed by RELX PLC and RELX NV. In addition, short-term borrowing facilities are established with local banks to support the daily requirements of businesses operating in certain countries where there may be restrictions on borrowing from affiliates. Term debt consists of borrowings with an original maturity of greater than one year and which mature within 12 months of the reporting date. These short-term borrowings were backed up at December 31, 2017 by a $2.0 billion committed bank facility maturing in July 2020 which was undrawn. The short-term borrowing programmes are run in conjunction with term debt programmes which comprise the majority of our debt and provide the Group with security of funding.

The average amount and the average interest rate during the year have been calculated by taking the average of the amounts outstanding at each month end (translated to sterling at the respective month end rate) and the average of the interest rate applicable at each month end. Commercial paper issuance reached a maximum month end level of £763 million in September 2017, and short-term loans and overdrafts reached a maximum month end level of £90 million in December 2017, both as a result of movements in trading cash flows. Term debt reached a maximum month end level of £627 million in January 2017 as the maturity of the $35 million term debt issue expiring in February 2017, the €350 million term debt issue expiring in May 2017 and the £300 million term debt issue expiring in December 2017 were then all below 12 months.

Short-term borrowings as at December 31,	2017 (in millions)	2017 Weighted average interest rate %	2016 (in million)	2016 Weighted average interest rate %	2015 (in millions)	2015 Weighted average interest rate %
Commercial paper	£376	0.3	£426	(0.2)	£113	0.4
Short-term loans and overdrafts	88	1.8	95	1.7	105	2.2
Finance leases	5	1.7	5	1.5	6	1.8
Term debt	209	2.8	633	2.3	400	5.6

Total short-term borrowings	£678		£1,159		£624

Average short-term borrowings during the year ended December 31,	2017 (in millions)	2017 Weighted average interest rate %	2016 (in millions)	2016 Weighted average interest rate %	2015 (in millions)	2015 Weighted average interest rate %
Commercial paper	£467	0.7	£429	0.1	£458	0.3
Short-term loans and overdrafts	48	3.7	121	2.1	93	2.1
Finance leases	5	1.7	6	1.8	7	2.7
Term debt	£209	3.0	£547	3.6	£111	5.6

Maximum month end short-term borrowings	2017 (in millions)	2016 (in millions)	2015 (in millions)
Commercial paper	£763	£989	£620
Short-term loans and overdrafts	90	167	106
Finance leases	5	6	7
Term debt	£627	£729	£400

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

ITEM 6: DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

DIRECTORS

The information on the Directors of each of RELX PLC, RELX NV and RELX Group plc as at February 14, 2018 is set forth under the headings ‘Executive Directors’ and ‘Non-Executive Directors’ on pages 66 to 67 of the Group’s Annual Reports and Financial Statements 2017 and is incorporated herein by reference to Exhibit 15.2.

As a general rule, Non-Executive Directors serve for an initial term of three years, and are typically expected to be available to serve for a second three-year period, if invited to do so. They may also be invited to serve for a third period of three years.

The Directors are as follows:

Name (Age)	RELX PLC, RELX NV and RELX Group plc
Erik Engstrom (54)	Executive Director and Chief Executive Officer
Anthony Habgood (71)	Non-Executive Chairman(2)(3)(4)
Wolfhart Hauser (68)	Non-Executive Director(2)(3)(4)(5)
Adrian Hennah (60)	Non-Executive Director(1)(4)
Marike van Lier Lels (58)	Non-Executive Director(1)(4)
Nick Luff (50)	Executive Director and Chief Financial Officer
Robert MacLeod (53)	Non-Executive Director(2)(4)
Carol Mills (64)	Non-Executive Director(1)(4)
Linda Sanford (65)	Non-Executive Director(2)(4)
Ben van der Veer (66)	Non-Executive Director(1)(3)(4)
Suzanne Wood (57)	Non-Executive Director(1)(4)

(1)	Member of the Audit Committees of the Boards of RELX PLC, RELX NV and RELX Group plc.

(2)	Member of the Remuneration Committee of the Board of RELX Group plc.

(3)	Member of the joint Nominations Committee of the Boards of RELX PLC and RELX NV.

(4)	Member of the joint Corporate Governance Committee of the Boards of RELX PLC and RELX NV.

(5)	Senior Independent Director, as defined by the UK Corporate Governance Code.

Suzanne Wood joined the Boards as a Non-Executive Director in September 2017.

SENIOR MANAGEMENT

The executive officers of RELX PLC, RELX NV and RELX Group plc, other than Directors, at February 14, 2018 were:

Henry Udow: Chief Legal Officer and Company Secretary of RELX PLC and RELX Group plc. A US and British citizen who is admitted to the Bar of New York State. Joined the Group in 2011. Prior to joining the Group he was Chief Legal Officer and Company Secretary of Cadbury plc.

Gunjan Aggarwal: Chief Human Resources Officer of RELX Group plc. Joined the Group in 2017. Prior to joining the Group she was head of Human Resources for Ericsson’s global media business and before that head of Human Resources for Ericsson North America. Career includes a number of Human Resources positions in Asia, Europe and North America at Unilever and Novartis.

Jans van der Woude: Company Secretary and Legal Counsel of RELX NV. A Dutch lawyer. Prior to joining the Group in 2009 was legal advisor to Corporate Express NV. Before that was Corporate Legal Director of TNT NV, having previously been General Counsel at Getronics NV.

COMPENSATION

The remuneration policy in relation to the Executive Directors as approved by RELX PLC shareholders at the 2014 Annual General Meeting and by the 2005 General Meeting of RELX NV as amended in 2008, 2010 and 2013; applied up to the date of the 2017 Annual General Meetings of RELX PLC and RELX NV shareholders respectively and is hereby incorporated by reference to Exhibit 15.3. The 2017 grants under the multi-year incentive plans to Executive Directors were made under this policy.

At the 2017 Annual General Meetings, RELX PLC shareholders approved a new remuneration policy for Executive Directors and NV shareholders approved amendments to the Executive Directors’ remuneration policy which is set out on pages 96 to 102 of the Group’s Annual Reports and Financial Statements 2017 and is incorporated herein by reference to Exhibit 15.2. The first multi-year incentive grants under the new policy will be made in 2018.

The policy relating to payment for loss of office of Executive Directors and Non-Executive Directors is set out on pages 100 to 102 of the Group’s Annual Reports and Financial Statements 2017 and is incorporated herein by reference to Exhibit 15.2.

Compensation of executive officers

The aggregate compensation (salary, annual incentive, benefits, pension, cash allowance in lieu of pension and dividend equivalents received in respect of shares vested during 2017 under BIP and LTIP) paid during 2017 (and in respect of the annual incentive earned in respect of 2017) to those who were executive officers (other than Directors) of RELX Group as at February 14, 2018 for the year ended December 31, 2017 was £2,019,068, which included contributions made to the pension plans in respect of such officers of £24,276.

ANNUAL REMUNERATION REPORT

The Annual Remuneration Report is set out on pages 84 to 95 of the Group’s Annual Reports and Financial Statements 2017 and is incorporated herein by reference to Exhibit 15.2.

SHARE OWNERSHIP

Executive Directors’ multi-year incentive interests

This information is set forth under the heading ‘Multi-year incentive interests’ on pages 90 to 91 of the Group’s Annual Reports and Financial Statements 2017 and is incorporated herein by reference to Exhibit 15.2.

The Group

As of December 31, 2017 we operated and/or had awards outstanding under a number of equity-based plans as follows:

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

There will be no further subscriptions under this plan as a share purchase plan for employees in the Netherlands has been introduced commencing in 2018 in lieu of the Netherlands convertible debenture stock arrangement.

(ii)	Executive Equity-Based Plans

Our executive equity-based plans comprise:

(a)	Long-term incentive plan (LTIP)

The LTIP 2013 applies to senior executives (including executive officers and Executive Directors). Awards may be granted as performance share awards or nil-cost options but it is currently intended to only grant performance share awards. Awards vest subject to performance measured over three financial years. Awards may be satisfied with new issue shares, a transfer of treasury shares or shares purchased in the market, but it is currently intended to continue the existing practice of satisfying awards with shares purchased in the market. The performance measures and targets applicable to awards granted in 2017 under this plan are detailed in the table below. The vesting of awards is also subject to participants meeting a minimum shareholding requirement and continued employment (except for certain categories of approved leavers). Dividend equivalents accrue over the performance period and are paid out in cash at the end to the extent that the awards vest. Further, shares vested from awards granted to the Executive Directors in 2015 through to 2017 are subject to a further six months holding period post vesting which has been increased to two years for shares vested from awards granted to Executive Directors from 2018 onwards.

LTIP: 2017-19 cycle

Vesting is dependent on the three separate performance measures of equal weighting: a TSR measure (comprising three comparator groups), an EPS measure and a ROIC measure.(1)

Vesting percentage of each third of the TSR tranche(2)	TSR ranking within the relevant TSR comparator group
0%	below median
30%	median
100%	upper quartile

(1)	The calculation methodology for TSR, EPS and ROIC is set out in the 2013 Notices of Annual General Meeting, which can be found on the company’s website.

Each comparator group comprises approximately 40 companies. The companies for the 2017-19 LTIP cycle were selected on the same basis as the comparator groups for prior cycles under this plan.

(2)	Vesting is on a straight-time basis for performance between the minimum and maximum levels.

Vesting percentage of EPS and ROIC tranches*	Average growth in adjusted EPS over the three-year performance period	ROIC in the third year of the performance period
0%	below 5% p.a.	below 12.5%
33%	5% p.a.	12.5%
52.5%	6% p.a.	12.75%
65%	7% p.a.	13.0%
75%	8% p.a.	13.25%
85%	9% p.a.	13.5%
92.5%	10% p.a.	13.75%
100%	11% p.a. or above	14.0% or above

*	Vesting is on a straigh-line basis for performance between the stated average adjusted EPS growth/ROIC percentages.

(b)	Executive share option schemes (ESOS)

The plans in this category comprise the Executive Share Option Scheme 2013 (ESOS 2013) and the Share Option Scheme 2003 (ESOS 2003). Details of the ESOS 2003 have been disclosed in previous Annual Reports on Form 20-F.

The ESOS 2013 applies to around 1,000 executives. Market value options are granted which vest (subject to performance in the case of Executive Directors) after three years and remain exercisable, subject to continued employment, until the tenth anniversary of grant. Options may be satisfied with new issue shares, a transfer of treasury shares or shares purchased in the market, but it is currently intended to continue the existing practice of satisfying options with new issue shares. The performance measure and targets applicable to options granted in 2017 under this plan to Executive Directors are set forth on page 87 of the Group’s Annual Reports and Financial Statements 2017 and are incorporated herein by reference to Exhibit 15.2.

No further awards will be made under ESOS 2013 to Executive Directors from 2018. Outstanding unvested awards held by the executives and Directors will vest and become exercisable at the end of the relevant performance/vesting period, as applicable.

ESOS 2003 has options outstanding under it but no further options have been granted under this plan since 2013.

(c)	Bonus investment plans (BIP)

The Bonus Investment Plan 2010 (BIP 2010) is a voluntary plan aimed at encouraging personal investment in, and ongoing holding of, RELX shares to promote greater alignment with shareholders and support the retention of key talent. Details of the BIP 2010 have been disclosed in previous Annual Reports on Form 20-F. Awards were made in 2017 under BIP 2010 to senior executives (including executive officers and Executive Directors). The performance measures and targets applicable to awards granted in 2017 are detailed in the table below.

No further awards will be made under the BIP from 2018. Outstanding unvested awards will vest at the normal time at the end of the applicable performance period.

BIP: 2017-19 cycle

Match earned on personal investment	Average growth in adjusted EPS over the three-year performance period*	ROIC in the third year of the performance period*
0%	below 4% p.a.	below 12.5%
50%	4% p.a.	12.5%
75%	6.5% p.a.	13.0%
100%	9% p.a. or above	13.5% or above

*	EPS and ROIC have equal weighting and straight-line vesting applies to performance between the points.

(d)	Retention Share Plan (RSP) and Restricted Share Plan (RSP 2014)

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

Share options and conditional share awards

At February 14, 2018 the total number of shares subject to outstanding options was:

	Number of outstanding options	Options over shares	Option price range
UK SAYE Scheme	2,120,099	RELX PLC	£5.960-£12.512
Netherlands Convertible Debenture Stock Scheme	1,876,920	RELX NV	€4.781-€19.390
ESOS	4,608,875	RELX PLC	£4.665-£17.110
	4,983,519	RELX NV	€5.403-€19.165

Share options are expected, upon exercise, to be met by the issue of new ordinary shares.

At February 14, 2018 the following conditional share awards were also outstanding:

	Number of outstanding awards	Awards over shares in
BIP*	1,750,624	RELX PLC
	1,726,763	RELX NV
LTIP	2,277,169	RELX PLC
	2,405,436	RELX NV
RSP	730,614	RELX PLC
	758,429	RELX NV

*	Comprises RELX ordinary shares and RELX ADRs.

Share ownership

The interests of those individuals who were Directors of RELX PLC and RELX NV as at December 31, 2017 in the issued share capital of the respective companies at the beginning and end of the year are shown under the heading ‘Statement of Directors’ shareholdings and other share interests’ on page 89 of the Group’s Annual Reports and Financial Statements 2017 and is incorporated herein by reference to Exhibit 15.2.

The interests of the current Executive Directors of RELX PLC and RELX NV in the issued share capital of the respective companies as at February 21, 2018 were:

	Interest in RELX PLC shares	Interest in RELX NV shares
Erik Engstrom	201,414	809,203	*
Nick Luff	127,559	138,412

*	Comprises ordinary shares and ADRs.

Shares and options held by executive officers

The following table indicates the total aggregate number of RELX PLC and RELX NV securities beneficially owned (comprising ordinary shares and ADRs) and the total aggregate number of share options (comprising ordinary shares only) and conditional share awards (comprising ordinary shares and ADRs) held by the executive officers (other than Directors) of RELX Group plc (three persons) in office as of February 14, 2018:

	RELX PLC shares	RELX PLC ordinary shares subject to options	RELX PLC conditional share awards	RELX NV shares	RELX NV ordinary shares subject to options	RELX NV conditional share awards
Executive officers (other than Directors)	369,885	124,249	147,610	121,479	177,401	215,494

The options over RELX PLC ordinary shares included in the above table are exercisable at prices ranging from £5.155 to £14.945 per share between the 3rd anniversary of their respective grant date and 2027 (except for SAYE options which will be exercisable for six months from the respective maturity date). The options over RELX NV ordinary shares included in the above table are exercisable at prices ranging from €5.832 to €19.390 per share between the 3rd anniversary of their respective grant date (except for Dutch Debenture options which are exercisable from the date of subscription) and 2027. The RELX PLC and RELX NV conditional share awards included in the above table will vest between 2018 and 2020.

BOARD PRACTICES

THE GROUP

Membership of the Boards of RELX PLC, RELX NV and RELX Group plc is aligned. All of the Directors of RELX Group plc are also Directors of RELX PLC and RELX NV. RELX NV may nominate for appointment up to two Non-Executive Directors who are not appointed to the Boards of either RELX PLC or RELX Group plc. Subject to shareholders of RELX PLC and RELX NV electing or re-electing those Directors who are standing for election or re-election at their respective Annual General Meetings in 2018, all the Directors of RELX Group plc will also be Directors of RELX PLC and of RELX NV. For additional information regarding the Board membership positions and executive officer positions within the Group, see “Directors” and “Senior Management” on page 28. Details of the membership of the Audit Committees of RELX Group plc, RELX PLC and RELX NV and details of the membership of the Remuneration Committee are given under “Directors” on page 28.

RELX GROUP PLC

The RELX Group plc Board consists of two Executive Directors and nine Non-Executive Directors. A person may only be appointed or proposed or recommended for appointment to the Board if that person has been nominated for that appointment by the joint Nominations Committee of RELX PLC and RELX NV. Persons nominated by the Nominations Committee will be required to be approved by the RELX Group plc Board, prior to appointment to the RELX Group plc Board.

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

In the event of a change of control in one of RELX PLC or RELX NV and not the other (where there has been no comparable offer for the other), the company which has not suffered the change in control will effectively have the sole right to remove and appoint directors of RELX Group plc. Also, a director removed from the Board of RELX PLC or RELX NV which has suffered a change in control will not have to resign from the Board of the other company or RELX Group plc.

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

RELX PLC

The RELX PLC Board currently consists of two Executive Directors and nine Non-Executive Directors. A person may only be appointed or proposed or recommended for appointment to the Board if that person has been nominated for that appointment by the joint Nominations Committee of RELX PLC and RELX NV. Persons nominated by the Nominations Committee will be required to be approved by the RELX PLC Board, prior to appointment to the RELX PLC Board. A copy of the terms of reference of the Nominations Committee is available on request and can be viewed on our website, www.relx.com. The information on our website is not incorporated by reference into this report.

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

RELX NV

RELX NV has a unitary board comprising both Executive and Non-Executive Directors. The Board currently comprises two Executive Directors and nine Non-Executive Directors. Directors shall be appointed by the General Meeting upon a proposal of the Non-Executive Directors based on a nomination for appointment by the joint Nominations Committee of RELX NV and RELX PLC. The articles of association of RELX NV provide that a resolution of the General Meeting to appoint a Director other than in accordance with a proposal of the Board can only be taken by a majority of at least two-thirds of the votes cast if less than one-half of RELX NV’s issued capital is represented at the meeting.

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

Under the Articles of Association of RELX NV, a Director of RELX NV shall retire no later than on the day on which the first General Meeting is held following the lapse of three years after his appointment, with the possibility of re-appointment and shall retire periodically in accordance with a rotation plan drawn up by the Board. Notwithstanding these provisions in the articles of association, in accordance with the provisions of the UK Corporate Governance Code all Directors retire and seek re-appointment at each Annual General Meeting. To align the arrangements regarding appointment for the Boards of RELX NV and RELX PLC annual re-appointment shall not affect the term of their three-year appointment. As a general rule, letters of appointment for Non-Executive Directors provide that, subject to annual re-election by shareholders, individuals will serve for an initial period of three years, and are typically expected to be available to serve for a second three-year period, if invited to do so. They may also be invited to serve for an additional period of three years. A schedule with the anticipated dates of retirement of Directors is published on our website, www.relx.com. A copy of the terms of reference of the Nominations Committee is available on request and can be viewed on our website. The information on our website is not incorporated by reference into this report.

EM PLOYEES

The number of people employed is disclosed in note 5 to the consolidated financial statements, set forth in note 5 under the heading ‘Personnel’ on page 126 of the Group’s Annual Reports and Financial Statements 2017 and incorporated herein by reference to Exhibit 15.2.

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

ITEM 7: MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

RELX PLC

Substantial share interests

As at February 22, 2018, we had been notified by the following shareholders that they held an interest of 3% or more in voting rights(1) of the issued share capital of RELX PLC. The number of shares and percentage interests stated below are as disclosed at the date on which the interests were notified to us:

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

At December 31, 2017 there were 13,530 ordinary shareholders, including the depositary for RELX PLC’s ADR programme, with a registered address in the United Kingdom, representing 95.06% of shares issued.

RELX PLC is not aware of any arrangements the operation of which may at a subsequent date result in a change in control of RELX PLC. The major shareholders of RELX PLC do not have different voting rights to other ordinary shareholders.

RELX NV

Substantial share interests

As of February 22, 2018, we were aware of the following disclosable interests of 3% or more in the issued RELX NV shares based on the public database of the Netherlands Authority for the Financial Markets(1) or provided as a Schedule 13G filing(2). The number of shares and percentage interests stated below are as disclosed on the date on which the interests were notified to us:

Identity of Person or Group	Number of Shares	% of Class
RELX NV(3)	54,292,694	5.18
Janus Henderson Group Plc	52,462,008	5.00
The Bank of New York Mellon Corporation	50,765,958	4.99
BlackRock, Inc	49,301,998	4.97
Fil Limited	34,423,641	3.37
Massachusetts Financial Services Company	22,994,683	3.03
Jupiter Asset Management Limited	31,545,168	3.01

(1)	Under Article 5:38 of the Netherlands Financial Markets Supervision Act, any person acquiring or disposing of shares or voting rights in public companies established under the laws of the Netherlands listed on a stock exchange in the European Union, is required to notify the Netherlands Authority for the Financial Markets (AFM) without delay if such person knows, or should know, that such interest therein reaches, exceeds or drops below a 3%, 5%, 10%, 15%, 20%, 25%, 30%, 40%, 50%, 60%, 75% and 95% threshold. No interest in the shares or voting rights of RELX NV of 10% or more has been disclosed in the AFM’s registers. Shares held in treasury, which do not carry voting rights, are disclosed on page 47.

(2)	The Securities Exchange Act of 1934, as amended, requires any person who has, as at the end of the calendar year, a direct or indirect beneficial interest in 5% or more of the issued share capital of a company, to file a statement on Schedule 13G with the Securities and Exchange Commission reporting such interest within 45 days following the end of the calendar year.

(3)	Under Dutch regulations, RELX NV is required to notify the AFM if it acquires shares in its own capital as a result of which its percentage of shares in its own capital reaches, exceeds or falls below certain thresholds (including 3% and 5%), these do not carry voting rights.

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

RELATED PARTY TRANSACTIONS

Transactions with joint ventures and key management personnel, comprising the Executive and Non-Executive Directors of RELX PLC and RELX NV, are set out in note 28 to the consolidated financial statements set forth under the heading ‘Related party transactions’ on pages 158 and 159 of the Group’s Annual Reports and Financial Statements 2017 and is incorporated herein by reference to Exhibit 15.2.

Further details of remuneration of key management personnel are set out in “Item 6 — Directors, Senior Management and Employees”.

ITEM 8: FINANCIAL INFORMATION

FINANCIAL STATEMENTS

See Item 18: Financial Statements, incorporated herein by reference.

Subsequent events are set out in note 30 to the consolidated financial statements set forth under the heading ‘Subsequent events’ on page 159 of the Group’s Annual Reports and Financial Statements 2017 and is incorporated herein by reference to Exhibit 15.2.

DIVIDEND POLICY

Dividends to RELX PLC and RELX NV shareholders are, other than in special circumstances, equalised at the gross level. Until April 6, 2016, this included the then prevailing UK attributable tax credit of 10% available to certain RELX PLC shareholders. The UK government abolished these dividend tax credits with effect from April 6, 2016, so that dividends paid after this date are the same for both RELX PLC and RELX NV. As a result of this change, reported earnings per share also have the same value for each RELX PLC and RELX NV share from 2016. The exchange rate used for each dividend calculation as defined in the RELX Group governing agreement is the average of the closing mid-point spot euro:sterling exchange rate for the five consecutive business days commencing with the tenth business day before the dividend determination date. The Boards of RELX PLC and RELX NV have adopted dividend policies in recent years in respect of their equalised dividends that, subject to currency considerations, more closely align dividend growth with growth in adjusted earnings per share, consistent with the dividend normally being covered over the longer term at least two times by adjusted earnings per share (i.e. before the amortisation of acquired intangible assets, acquisition related costs, net financing charge on defined benefit pension schemes, disposal gains and losses and other non-operating items, related tax effects, other deferred tax credits from intangible assets and exceptional tax credits).

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

The table below sets forth, for the periods indicated, the high and low closing market quotations for the RELX PLC ordinary shares on the London Stock Exchange as derived from the Daily Official List of the London Stock Exchange and the high and low last reported sales prices in US dollars for the RELX PLC ADSs on the New York Stock Exchange, as derived from the New York Stock Exchange Composite Tape, and reported by Bloomberg:

	Pence per ordinary share		US dollars per ADS
Calendar Periods	High	Low	High	Low
2017	1,782	1,398	24.01	17.75
2016	1,502	1,126	19.75	16.22
2015	1,220	1,011	18.38	15.63
2014(1)	1,113	866	17.44	14.43
2013(1)	899	641	15.01	10.25

2017
Fourth Quarter	1,782	1,668	24.01	22.47
Third Quarter	1,695	1,603	22.56	21.24
Second Quarter	1,717	1,544	22.14	19.74
First Quarter	1,566	1,398	19.81	17.75

2016
Fourth Quarter	1,502	1,282	19.31	16.22
Third Quarter	1,471	1,390	19.75	18.50
Second Quarter	1,376	1,192	19.27	17.17
First Quarter	1,306	1,126	19.05	16.48

2015
Fourth Quarter	1,220	1,119	18.32	17.16
Third Quarter	1,132	1,011	17.67	15.63
Second Quarter	1,179	1,035	17.44	16.21
First Quarter	1,188	1,066	18.38	16.19

Month
February 2018 (through February 21, 2018)	1,523	1,455	21.77	20.49
January 2018	1,715	1,557	23.75	21.91
December 2017	1,739	1,712	23.70	23.30
November 2017	1,782	1,711	24.01	22.88
October 2017	1,733	1,668	23.39	22.47
September 2017	1,689	1,603	22.56	21.91

(1)	Following the corporate restructuring in 2015, as discussed in further detail on page 10, RELX PLC ADSs were adjusted such that one RELX PLC ADS represents one RELX PLC share. Prior period comparatives have been adjusted retrospectively to reflect this change.

RELX NV

The RELX NV shares are quoted on Euronext Amsterdam NV and the New York Stock Exchange. Euronext Amsterdam is the principal trading market for RELX NV shares. Trading on the New York Stock Exchange is in the form of ADSs, evidenced by ADRs issued by Citibank N.A., as depositary. Each ADS represents one RELX NV share.

The table below sets forth, for the periods indicated, the high and low closing market quotations for the RELX NV shares on Euronext Amsterdam as derived from the Officiële Prijscourant of Euronext Amsterdam and the high and low last reported sales prices in US dollars for the RELX NV ADSs on the New York Stock Exchange, as derived from the New York Stock Exchange Composite Tape, and reported by Bloomberg:

	€ per ordinary share		US dollars per ADS
Calendar Periods	High	Low	High	Low
2017	19.55	15.39	23.27	16.41
2016	16.34	13.65	18.28	14.98
2015	16.50	12.42	17.45	14.78
2014(1)	12.97	9.56	16.03	13.26
2013(1)	10.28	7.27	13.98	9.42

2017
Fourth Quarter	19.55	18.21	23.27	21.43
Third Quarter	18.09	17.21	21.59	20.17
Second Quarter	18.88	17.36	21.10	18.56
First Quarter	17.36	15.39	18.64	16.41

2016
Fourth Quarter	16.15	13.99	17.91	14.98
Third Quarter	16.34	15.43	18.28	17.21
Second Quarter	15.84	14.21	18.06	16.01
First Quarter	15.68	13.65	17.82	15.42

2015
Fourth Quarter	16.50	14.34	17.45	16.30
Third Quarter	15.45	13.21	16.81	14.95
Second Quarter	15.65	13.74	16.58	15.23
First Quarter	15.40	12.42	16.75	14.78

Month
February 2018 (through February 21, 2018)	17.25	16.23	21.70	20.21
January 2018	19.12	17.70	23.14	21.96
December 2017	19.45	19.12	23.07	22.67
November 2017	19.55	18.90	23.27	22.13
October 2017	19.39	18.21	22.60	21.43
September 2017	18.09	17.56	21.59	20.81

(1)	Following the corporate restructuring in 2015, as discussed in further detail on page 10, a bonus issue of RELX NV ordinary shares was declared such that one RELX NV ordinary share confers an equivalent economic interest to one RELX PLC ordinary share, and RELX NV ADSs were adjusted such that one RELX NV ADS represents one RELX NV ordinary share. Prior period comparatives for ordinary shares and ADSs have been adjusted retrospectively to reflect these changes.

ITEM 10: ADDITIONAL INFORMATION

ARTICLES OF ASSOCIATION

RELX PLC

A copy of RELX PLC’s current Articles of Association (the “Articles”) is filed as Exhibit 1.1 to this Form 20-F.

The following is a summary of the current Articles. As a summary, it is not exhaustive and is qualified in its entirety by reference to UK law and the Articles.

Company’s Objects

RELX PLC’s objects are unrestricted.

Share Capital

As at December 31, 2017 issued ordinary share capital comprised 1,123.7 million shares of 14  51/116 p. At December 31, 2017 shares held in treasury totalled 63.6 million. Of these, 3.5 million ordinary shares were held by the Employee Benefit Trust and 60.1 million ordinary shares were held in treasury by RELX PLC. During 2017, RELX PLC bought back 23.1 million ordinary shares to be held in treasury pursuant to the authority given by shareholders at the Annual General Meeting held on April 20, 2017 and the previous authority given by shareholders at the Annual General Meeting held on April 21, 2016. On December 27, 2017, RELX PLC cancelled 22.46 million ordinary shares held in treasury. These share purchases and cancellations are reflected in the number of ordinary shares held in treasury at December 31, 2017.

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

Directors’ Interests

Subject to the provisions of the Act, where a Director declares an interest to the Board, the Board may authorise the matter proposed to it which would otherwise constitute a conflict of interest and place a Director in breach of their statutory duty. Such authorisation is effective where the Director in question is not included in the quorum for the meeting and the matter was agreed without their vote, or would have been agreed to had their vote not been counted. A Director’s duty to declare an interest does not apply in the circumstances provided for by section 177(5) and 177(6) of the Act. A Director:

1.	May be a party to, or otherwise interested in, any transaction or arrangement with RELX PLC or in which RELX PLC is directly or otherwise interested;

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

Share Capital

As at December 31, 2017 RELX NV’s issued share capital comprised 1,000.0 million ordinary shares of 0.07 euro nominal value. At December 31, 2017 shares held in treasury totalled 56.4 million. Of these 3.8 million ordinary shares were held by the Employee Benefit Trust and 52.6 million shares were held in treasury by RELX NV.

At the 2017 Annual General Meeting, shareholders passed a resolution delegating the authority to the Board to acquire shares in RELX NV for a period of 18 months from the date of the Annual General Meeting up to and including October 18, 2018, for the maximum amount of 10% of the issued capital. During the year, 21.4 million ordinary shares were purchased under this and the previous delegation of authority. On December 27, 2017, RELX NV cancelled 22.0 million ordinary shares held in treasury. These share purchases and cancellations are reflected in the number of ordinary shares held in treasury at December 31, 2017.

A resolution to renew the delegation of the authority to the Board to acquire shares in RELX NV will be submitted to the shareholders at the 2018 Annual General Meeting together with a proposal for approval of the reduction of RELX NV’s capital by cancellation of accumulated shares held in treasury.

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

TAXATION

The following discussion is a summary under present law and tax authority practice of the material UK, Dutch and US federal income tax considerations relevant to the purchase, ownership and disposal of RELX PLC ordinary shares or ADSs and RELX NV ordinary shares or ADSs. This discussion applies to you only if you are a US holder, you hold your ordinary shares or ADSs as capital assets and you use the US dollar as your functional currency. It does not address the tax treatment of US holders subject to special rules, such as banks, dealers or traders in securities or currencies, insurance companies, tax-exempt entities, partnerships or other pass-through entities for US federal income tax purposes, holders which own (actually or constructively) 10% or more of RELX PLC, RELX NV or RELX Group plc shares (as measured by vote or value), persons holding ordinary shares or ADSs as part of a hedging, straddle, conversion or constructive sale transaction, persons that are resident or domiciled in the UK (or who have ceased to be resident in or became treated as resident outside the UK for the purpose of a double tax treaty (treaty non-resident) within the past five years of assessment, or, for departures before April 6, 2013, who have ceased to be resident or ordinarily resident or become treaty non-resident within the past five years of assessment) and persons that are resident in the Netherlands. The summary also does not discuss the US federal alternative minimum tax or the tax laws of particular states or localities in the US.

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

UK Taxation

Dividends

Under current UK taxation legislation, no tax is required to be withheld at source from dividends paid on the RELX PLC ordinary shares or ADSs. Dividends payable on the ADSs or RELX PLC ordinary shares should not be chargeable to UK tax in the hands of a non-UK resident unless such person (i) is a company carrying on a trade in the UK through a UK permanent establishment, or (ii) carries on a trade (or profession or vocation) in the UK and the dividends are a receipt of that trade.

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

UK Stamp Duty and Stamp Duty Reserve Tax

Current UK law includes a provision whereby UK stamp duty reserve tax (SDRT) or UK stamp duty is payable upon the transfer or issue of RELX PLC ordinary shares to the depositary in exchange for RELX PLC ADSs evidenced by ADRs. For this purpose, the current rate of stamp duty and SDRT is 1.5%, applied, in each case, to: (i) the issue price when the ordinary shares are issued; (ii) the amount or value of the consideration where shares are transferred for consideration in money or money’s worth; or (iii) the value of the ordinary shares in any other case. Following litigation, HMRC have accepted that they will no longer seek to apply the 1.5% SDRT charge on an issue of shares into a clearance service or depositary receipt system (or a transfer of shares into a clearance service or depositary receipt system, where such transfer is integral to the raising of capital by the company concerned) on the basis that the charge is not compatible with EU law. The UK government announced on 22 November 2017 as part of its Autumn Budget that it will not reintroduce such 1.5% charge once the UK leaves the EU in 2019. Accordingly no UK SDRT or UK stamp duty is payable upon the issue of RELX PLC shares to the depositary in exchange for RELX PLC ADSs evidenced by ADRs (or upon the transfer of RELX PLC shares to the depositary in exchange for RELX PLC ADSs evidenced by ADRs, where such transfer is integral to the raising of capital by RELX PLC). HMRC’s view is that the 1.5% SDRT or stamp duty charge will continue to apply to a transfer of shares into a clearance service or depositary receipt system, where such transfer is not an integral part of the raising of capital by the company concerned.

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

Taxation of dividends and capital gains

You will not be subject to any Dutch taxes on dividends distributed by RELX NV (other than the withholding tax described above) or any capital gain realised on the disposal of RELX NV ordinary shares or ADSs provided that (i) the RELX NV ordinary shares or ADSs are not attributable to an enterprise or an interest in an enterprise that you carry on, in whole or part through a permanent establishment or a permanent representative in the Netherlands, (ii) you do not have a substantial interest or a deemed substantial interest in RELX NV (generally, 5% or more of either the total issued and outstanding capital or the issued and outstanding capital of any class of shares) or, if you have such an interest, (a) it forms part of the assets of an enterprise, (b) you do not hold such interest with the avoidance of Netherlands (or foreign) (withholding) tax as (one of) the main purpose(s), or (c) such interest does not form part of an artificial structure or series of structures (such as structures which are not put into place for valid business reasons reflecting economic reality), and (iii) if you are an individual, such dividend or capital gain from your RELX NV ordinary shares or ADSs does not form benefits from miscellaneous activities (“resultaat uit overige werkzaamheden”) in the Netherlands. Benefits from miscellaneous activities in the Netherlands include income and gains derived from the holding, whether directly or indirectly, of (a combination of) shares, debt claims or other rights (together, a “lucrative interest”) that the holder thereof has acquired under such circumstances that such income and gains are intended to be remuneration for work or services performed by such holder (or a related person) in the Netherlands, whether within or outside an employment relation, where such lucrative interest provides the holder thereof, economically speaking, with certain benefits that have a relation to the relevant work or services.

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

We manage a portfolio of long-term debt, short-term debt and committed bank facilities to support our capital structure and are exposed to the risk that relevant markets are closed and debt cannot be refinanced on a timely basis. In addition, the credit spread at which we borrow is exposed to changes in market liquidity and investor demand. We manage this risk by maintaining a range of borrowing facilities and debt programmes with a maturity profile to limit refinancing risk.

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

Our management of the above market risks is described in further detail in note 19 under the heading ‘Financial Instruments’ on page 147 to 152 and in note 23 under the heading ‘Borrowings’ on page 154 to 155 to the consolidated financial statements of the Group’s Annual Reports and Financial Statements 2017 and incorporated herein by reference to Exhibit 15.2.

Management of Interest Rate Risk and Foreign Exchange Rate Risk

We seek to limit our risk to interest and exchange rates by means of derivative financial instruments, including interest rate swaps, interest rate options, forward rate agreements and forward foreign exchange contracts. We only enter into derivative financial instruments to hedge (or reduce) the underlying risks described above.

We enter into interest rate swaps in order to achieve an appropriate balance between fixed and floating rate borrowings, cash and cash equivalents and to manage the risk associated with movements in interest rates. Interest rate swaps are used to hedge the effects of fluctuating interest rates on floating rate borrowings, cash and cash equivalents by allowing us to fix the interest rate on a notional principal amount equal to the principal amount of the underlying floating rate cash, cash equivalents or borrowings being hedged. They are also used to swap fixed interest rates payable on long term borrowings for a floating rate. Such swaps may be used to swap a whole fixed rate bond for floating rate or they may be used to swap a portion of the period or a portion of the principal amount for the floating rate.

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

Derivatives are used to manage the risk associated with interest rate and exchange rate movements and the Group does not enter into speculative derivatives. Derivatives used by the Group for hedging a particular risk are not specialised and are generally available from numerous sources.

Sensitivity Analysis

The following analysis sets out the sensitivity of the fair value of our financial instruments to selected changes in interest rates and exchange rates. The range of changes represents our view of the changes that are reasonably possible over a one year period.

The fair values of interest rate swaps, interest rate options, forward rate agreements and forward foreign exchange contracts set out below represent the replacement costs calculated using market rates of interest and exchange at December 31, 2017. The fair value of long term borrowings has been calculated by discounting expected future cash flows at market rates.

Our use of financial instruments and our accounting policies for financial instruments are described more fully in note 19 to the consolidated financial statements as set forth under the heading ‘Financial Instruments’ on page 147 to 152 of the Group’s Annual Reports and Financial Statements 2017 and are incorporated herein by reference to Exhibit 15.2.

(a) Interest Rate Risk

The following sensitivity analysis assumes an immediate 100 basis point change in interest rates for all currencies and maturities from their levels at December 31, 2017 with all other variables held constant.

Financial Instrument	Fair Value December 31, 2017	Fair Value Change		Fair Value December 31, 2016	Fair Value Change
		+100 basis points	-100 basis points		+100 basis points	-100 basis points
	(In millions)			(In millions)
Short-term borrowings	£(464)	£—	£—	£(521)	£—	£—
Long-term borrowings (including current portion)	(4,717)	222	(241)	(4,727)	207	(226)
Interest rate swaps (swapping fixed rate debt to floating)	47	(100)	108	(7)	(77)	83

A 100 basis point change in interest rates would not result in a material change to the fair value of other financial instruments.

At December 31, 2017, 44% of gross borrowings are either fixed rate or have been fixed through the use of interest rate swaps, forward rate agreements and options. A 100 basis point reduction in interest rates would result in an estimated decrease in net finance costs of £26 million (2016: £25 million), based on the composition of financial instruments including cash, cash equivalents, bank loans and commercial paper borrowings at December 31, 2017. A 100 basis points rise in interest rates would result in an estimated increase in net finance costs of £26 million (2016: £25 million).

(b) Foreign Exchange Rate Risk

The following sensitivity analysis assumes an immediate 10% change in all foreign currency exchange rates against sterling from their levels at December 31, 2017 with all other variables held constant. A +10% change indicates a strengthening of the currency against sterling and a -10% change indicates a weakening of the currency against sterling.

Financial Instrument	Fair Value December 31, 2017	Fair Value Change		Fair Value December 31, 2016	Fair Value Change
		+10%	-10%		+10%	-10%
	(In millions)			(In millions)
Cash and cash equivalents	£111	£11	£(11)	£162	£16	£(16)
Short-term borrowings	(464)	(20)	20	(521)	(33)	33
Long-term borrowings (including current portion)	(4,717)	(441)	441	(4,727)	(410)	410
Interest rate swaps (including cross currency interest rate swaps)	47	5	(5)	(3)	(1)	1
Forward foreign exchange contracts	11	(78)	78	(123)	(47)	47

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

From January 1, 2017 to February 14, 2018, we received a reimbursement of $345,000, net of withheld taxes, from the depositary for New York Stock Exchange listing fees, investor relations expenses and other programme related expenses, in connection with the ADR facility.

PART II

ITEM 15: CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

RELX PLC and RELX NV are required to comply with applicable US regulations, including the Sarbanes-Oxley Act of 2002, insofar as they apply to foreign private issuers. Accordingly, RELX PLC and RELX NV have established a Disclosure Committee comprising the company secretaries of RELX PLC and RELX NV and other senior RELX managers appointed to provide assurance to the Chief Executive Officer and Chief Financial Officer of RELX PLC and RELX NV. The committee has reviewed and evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2017. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer of RELX PLC and RELX NV have concluded that the disclosure controls and procedures for RELX Group, RELX PLC and RELX NV are effective as of the end of the period covered by this report.

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

Management conducted an evaluation of the effectiveness of its internal controls over financial reporting based on the framework in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that the internal controls over financial reporting of RELX Group, RELX PLC and RELX NV were effective as of December 31, 2017.

Certifications by the Chief Executive Officer and Chief Financial Officer of RELX PLC and RELX NV as required by the Sarbanes-Oxley Act are submitted as exhibits to this Form 20-F (see “Item 19: Exhibits” on pages S-3 and S-4).

Ernst & Young LLP have audited the consolidated financial statements for the fiscal year ended December 31, 2017 and have audited the effectiveness of internal controls over financial reporting as at December 31, 2017. Their report in respect of RELX Group is included herein.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members and Board of Directors of RELX PLC and the Shareholders and the Board of Directors of RELX NV

Opinion on Internal Control over Financial Reporting

We have audited the Group’s (comprising RELX PLC, RELX NV, RELX Group plc and its subsidiaries, joint ventures and associates) internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), (the COSO criteria). In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Group (comprising RELX PLC, RELX NV, RELX Group plc and its subsidiaries, joint ventures and associates) as at December 31, 2017 and 2016, and the related consolidated statements of income, comprehensive income, cash flows, and changes in equity for each of the two years in the period ended December 31, 2017, and the related notes of the Group and our report dated February 14, 2018 expressed an unqualified opinion thereon.

Basis for Opinion

The Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Group’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

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

Definition and Limitations of Internal Control Over Financial Reporting

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

/s/ Ernst & Young LLP London, United Kingdom February 14, 2018

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

RELX PLC and RELX NV

The Boards of RELX PLC and RELX NV have each adopted a schedule of matters which are required to be brought to them for decision. During 2017, the Boards of RELX PLC and RELX NV exercised independent supervisory roles over the activities and systems of internal control of RELX Group plc. In relation to RELX Group plc, the Boards of RELX PLC and RELX NV approved the strategy and the annual budgets, and received regular reports on the operations, including the treasury and risk management activities. Major transactions proposed by the Board of RELX Group plc require the approval of the Boards of both RELX PLC and RELX NV.

The RELX PLC and RELX NV Audit Committees met on a regular basis to review the systems of internal control and risk management of RELX Group plc, which holds all of our business and subsidiaries and controls our financing activities.

RELX Group plc

The Board of RELX Group plc implemented an ongoing process for identifying, evaluating, monitoring and managing the principal risks faced by its respective businesses. These processes were in place throughout the year ended December 31, 2017 and up to the date of the approvals of this Annual Report on Form 20-F.

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

Audit Committees

RELX Group plc, RELX PLC and RELX NV have established Audit Committees which comprise only Non-Executive directors, all of whom are independent. The Audit Committees, which meet regularly, are chaired by Ben van der Veer, the other members being Marike van Lier Lels, Carol Mills, Adrian Hennah and Suzanne Wood (from September 26, 2017). Linda Sanford was a member of the Audit Committee until September 26, 2017, she was replaced by Suzanne Wood.

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

The RELX Group plc Audit Committee fulfils this role in respect of the operating businesses and finance activities as of February 15, 2018. The RELX PLC and RELX NV Audit Committees fulfil their roles from the perspective of the management of RELX PLC and RELX NV and both Committees have access to the reports to and the work of the RELX Group plc Audit Committee.

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

ITEM 16A: AUDIT COMMITTEE FINANCIAL EXPERT

Each of RELX PLC and RELX NV has an Audit Committee, the members of which are identified in “Item 6: Directors, Senior Management and Employees”. The members of the Board of Directors of RELX PLC and members of the Board of RELX NV, have determined that each of their respective Audit Committees contains at least one Audit Committee financial expert within the meaning of the applicable rules and regulations of the SEC. The Audit Committee financial experts serving on the RELX PLC and the RELX NV Audit Committees are Adrian Hennah, Suzanne Wood and Ben van der Veer. Each is considered independent.

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

ITEM 16C: PRINCIPAL ACCOUNTANT FEES AND SERVICES

The aggregate fees billed by our principal accountant, Ernst & Young LLP, are set forth in note 4 to the consolidated financial statements under the heading ‘Auditors’ remuneration’ on page 126 of the Group’s Annual Reports and Financial Statements 2017 and incorporated herein by reference to Exhibit 15.2.

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

The auditors are not permitted to provide non-audit services that would compromise their independence or violate any laws or regulations that would affect their appointment as auditors. They are eligible for selection to provide non-audit services only to the extent that their skills and experience make them a logical supplier of the services. The respective Chair of Audit Committee must pre-approve the provision of all non-audit services by the auditors and will consider SEC rules and other guidelines in determining the scope of permitted services. All assignments other than audit-related work must be specifically pre-approved by the Audit Committees in advance of commissioning the work. Aggregate non-audit fees must not exceed the annual audit fees in any given year, unless approved in advance by the Audit Committees. All of the audit and non-audit services carried out in the year ended December 31, 2017 were pre-approved under the policies and procedures summarised above.

ITEM 16E: PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

During 2017 the Group repurchased 23.1 million RELX PLC ordinary shares and 21.4 million RELX NV ordinary shares for total consideration of £700 million, to be held in treasury. A total of 44.5 million RELX PLC and RELX NV shares were repurchased in 2017.

	PLC		NV
	Number of ordinary shares	Average price paid per share	Number of ordinary shares	Average price paid per share
		pence		€
January 2017	1,931,400	14.44	1,722,948	15.68
February 2017	2,156,578	14.70	1,920,433	16.24
March 2017	3,831,223	15.46	3,411,166	16.87
April 2017	2,722,170	15.84	3,048,709	17.63
May 2017	3,155,447	16.18	2,949,483	18.12
June 2017	3,035,970	16.99	2,703,112	18.54
July 2017	1,384,579	16.49	1,232,869	17.77
August 2017	1,159,385	16.80	1,032,500	17.74
September 2017	1,109,524	16.66	988,150	17.81
October 2017	1,243,672	16.93	1,108,400	18.45
November 2017	1,157,859	17.52	1,032,024	19.27
December 2017	234,692	17.47	208,928	19.39

	23,122,499	16.04	21,358,722	17.57

All shares were purchased under programmes publicly announced on December 8, 2016 and February 23, 2017. All of these programmes were completed during 2017.

On December 7, 2017 RELX PLC and RELX NV announced a non-discretionary programme to repurchase further ordinary shares up to the value of £100 million in total between January 2, 2018 and February 12, 2018. A further 3.3 million RELX PLC shares and 2.9 million RELX NV shares have been repurchased as at February 14, 2018, under this programme. On February 15, 2018, RELX PLC and RELX NV announced their intention to repurchase further ordinary shares up to the value of £600 million in aggregate over the remainder of 2018.

In addition, during 2017 the Employee Benefit Trust purchased 1.2 million RELX PLC shares and 1.3 million RELX NV shares.

ITEM 16G: CORPORATE GOVERNANCE

Details of our corporate governance practices are set out on pages 57 to 60 of Item 15: Controls and Procedures.

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

ITEM 18: FINANCIAL STATEMENTS

The information set forth under the heading ‘Consolidated Financial Statements’ and ‘Notes to the consolidated financial statements’ on pages 117 to 164 of the Group’s Annual Reports and Financial Statements 2017 is incorporated herein by reference to Exhibit 15.2.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members and Board of Directors of RELX PLC and the Shareholders and the Board of Directors of RELX NV

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of the Group (comprising RELX PLC, RELX NV, RELX Group plc and its subsidiaries, joint ventures and associates) as of December 31, 2017 and 2016, and the related consolidated statements of income, comprehensive income, cash flows and changes in equity for each of the two years in the period ended December 31, 2017, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the consolidated financial position of the Group at December 31, 2017 and 2016, and the consolidated results of its operations and its cash flows for each of the two years in the period ended December 31, 2017, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated February 14, 2018 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on the Group’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young LLP We have served as the Group’s auditor since 2016. London, United Kingdom February 14, 2018

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and members of RELX PLC and to the Board of Directors and shareholders of RELX NV:

We have audited the accompanying consolidated income statement and consolidated statements of comprehensive income, cash flows, and changes in equity of the Group (comprising RELX PLC, RELX NV, RELX Group plc and its subsidiaries, associates and joint ventures) for the year ended December 31, 2015. These consolidated financial statements are the responsibility of the management of the Group. Our responsibility is to express an opinion on the consolidated financial statements based on our audit.

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

In our opinion, such 2015 consolidated financial statements present fairly, in all material respects, the consolidated results of the Group’s operations and cash flows for the year ended December 31, 2015, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ DELOITTE LLP London, United Kingdom February 24, 2016

THIS PAGE INTENTIONALLY BLANK

GLOSSARY OF TERMS

Terms used in Annual Report on Form 20-F	US equivalent or brief description

Accruals	Accrued expenses

Adjusted cash flow	Cash generated from operations plus dividends from joint ventures less net capital expenditure on property, plant and equipment and internally developed intangible assets, and excluding pension deficit payments and payments in relation to acquisition related costs

Adjusted earnings per share	Adjusted net profit attributable to RELX PLC and RELX NV shareholders divided by the total weighted average number of shares for the group

Adjusted net profit attributable to RELX PLC and RELX NV shareholders	Net profit attributable to RELX PLC and RELX NV shareholders before amortisation of acquired intangible assets, acquisition related costs, net interest on net defined benefit obligation, disposals and other non-operating items, other deferred tax credits from intangible assets and exceptional tax credits

Adjusted operating margin	Adjusted operating profit expressed as a percentage of revenue. This is a key financial measure used by management to evaluate performance and allocate resources

Adjusted operating profit	Operating profit before amortisation of acquired intangible assets, acquisition related costs, and is grossed up to exclude the equity share of finance income, finance costs and taxes in joint ventures. This is a key financial measure used by management to evaluate performance and allocate resources and is presented in accordance with IFRS8-Operating Segments

Allotted	Issued

Associate	An entity in which the Group has a participating interest and, in the opinion of the directors, can exercise significant influence on its management

Called up share capital	Issued share capital

Capital and reserves	Shareholders’ equity

Cash flow conversion	The proportion of adjusted operating profits converted into cash

Combined Businesses	The combined businesses in years up to and including 2014 encompassed the businesses of RELX Group plc and Elsevier Reed Finance BV, together with, RELX PLC and RELX NV. Effective February 25, 2015, ownership of Elsevier Reed Finance BV was transferred to Reed Elsevier Group plc and this newly combined single group entity was named RELX Group plc

Constant currency	Calculated using the previous financial year’s full-year average and hedge exchange rates

Effective tax rate on adjusted operating profit	Tax rate excluding movements on deferred tax balances not expected to crystallise in the near term, more closely aligning with cash taxes payable, and includes the benefit of deductible tax amortisation on acquired goodwill and intangible assets

EPS	Earnings per ordinary share

Finance lease	Capital lease

Free cash flow	Operating cash flow excluding the effects of interest, tax and dividends

Invested capital	Average capital employed in the year expressed at the average exchange rates for the year. Capital employed represents the net assets of the business before borrowings and derivative financial instruments and current and deferred taxes, after adding back the cumulative amortisation and impairment of acquired intangible assets and goodwill and deducting from goodwill the gross up in respect of deferred tax liabilities recognised on acquisition of intangible assets

Investments	Non-current investments

Freehold	Ownership with absolute rights in perpetuity

Interest receivable	Interest income

Interest payable	Interest expense

Net borrowings	Gross borrowings, less related derivative financial instrument assets and cash and cash equivalents

Net cash acquired	Cash less debt acquired with a business

Operating costs	Cost of sales plus selling and distribution costs plus administration and other expenses

Portfolio effects	Changes in the portfolio relating to acquisitions, disposals and assets held for sale

Prepayments	Prepaid expenses

Profit	Income

Profit attributable	Net income

Share based remuneration	Stock based compensation

Share premium account	Premiums paid in excess of par value of ordinary shares

Return on invested capital	Post tax adjusted operating profit expressed as a percentage of average capital employed. This is a key financial measure used by management

Revenue	Sales

Underlying growth	Underlying growth rates are calculated at constant currencies, and exclude the results of all acquisitions and disposals made in both the year and prior year and assets held for sale. Underlying revenue growth rates also exclude the effects of exhibition cycling. This is a key financial measure as it provides an assessment of year on year organic growth without distortion for part year contributions and the impact of changes in foreign exchange rates

ITEM 19: EXHIBITS

Exhibits filed as part of this annual report, or incorporated by reference

1.1	Articles of Association of RELX PLC, reflecting the change of company name from Reed Elsevier PLC on July 1, 2015 pursuant to a special resolution dated April 23, 2015 (incorporated by reference from Exhibit 1.1 to the Annual Report on Form 20-F (File No. 001-13334) filed with the SEC on March 8, 2016)
1.2	Articles of Association of RELX NV (as amended June 30, 2015) reflecting the change of company name from Reed Elsevier NV effective on July 1, 2015 and the cancellation of the class of R shares in RELX NV (incorporated by reference from Exhibit 1.2 to the Annual Report on Form 20-F (File No. 001-13688) filed with the SEC on March 8, 2016)
1.3	Governing Agreement, (as amended on July 1, 2015) between RELX PLC and RELX NV (incorporated by reference from Exhibit 1.3 to the Annual Report on Form 20-F (File No. 001-13334) filed with the SEC on March 8, 2016)
2.1	Form of Amendment No. 1 to Amended and Restated Deposit Agreement, effective as of July 1, 2015, by and among RELX PLC, Citibank N.A., as depositary, and all Holders and Beneficial Holders of American Depositary Shares issued thereunder (incorporated by reference from Exhibit (a)(i) to the Registration Statement on Form F-6/A (File No. 333-197562) filed with the SEC on June 26, 2015)
2.2	Amended and Restated Deposit Agreement, dated as of August 1, 2014, by and among RELX PLC, Citibank N.A., as depositary, and all Holders and Beneficial Holders of American Depositary Shares issued thereunder (incorporated by reference from Exhibit (a)(ii) to the Registration Statement on Form F-6/A (File No. 333-197562) filed with the SEC on June 26, 2015)
2.3	Form of Amendment No. 1 to Amended and Restated Deposit Agreement, effective as of July 1, 2015, by and among RELX NV, Citibank N.A., as depositary, and all Holders and Beneficial Holders of American Depositary Shares issued thereunder (incorporated by reference from Exhibit (a)(i) to the Registration Statement on Form F-6/A (File No. 333-197563) filed with the SEC on June 26, 2015)
2.4	Amended and Restated Deposit Agreement, dated as of August 1, 2014, by and among RELX NV, Citibank N.A., as depositary, and all Holders and Beneficial Holders of American Depositary Shares issued thereunder (incorporated by reference from Exhibit (a)(ii) to the Registration Statement on Form F-6/A (File No. 333-197563) filed with the SEC on June 26, 2015)
4.1	RELX Group plc Share Option Scheme (incorporated by reference from Exhibit 4.4 to the 2003 Annual Report on Form 20-F (File No. 001-1334) filed with the SEC on March 16, 2004)
4.2	RELX Group plc Retention Share Plan (as amended on March 13, 2006) (incorporated by reference from Exhibit 4.9 on the 2006 Annual Report on Form 20-F (File No. 001-1334) filed with the SEC on March 22, 2007)
4.3	RELX Group plc Bonus Investment Plan 2010 (incorporated by reference from Exhibit 4.3 to the Registration Statement on Form S-8 (File No. 333-167058) filed with the SEC on May 25, 2010)
4.4	RELX Group plc Long-Term Incentive Plan 2013 (incorporated by reference from Exhibit 10.2 to the Registration Statement on Form S-8 (File No. 333-191419) filed with the SEC on September 27, 2013)
4.5	RELX Group plc Executive Share Option Scheme 2013 (incorporated by reference from Exhibit 10.1 to the Registration Statement on Form S-8 (File No. 333-191419) filed with the SEC on September 27, 2013)
4.6	RELX Group plc Restricted Share Plan 2014 (incorporated by reference from Exhibit 4.3 to the Registration Statement on Form S-8 (File No. 333-197580) filed with the SEC on July 23, 2014)
4.7	Service Agreement between RELX Group plc and Erik Engstrom (dated March 14, 2011) (incorporated by reference from Exhibit 4.14 to the 2012 Annual Report on Form 20-F (File No. 001-1334) filed with the SEC on March 12, 2013)
4.8	Service Agreement between RELX Group plc and Nick Luff (dated January 6, 2014) (incorporated by reference from Exhibit 4.12 to the 2014 Annual Report on Form 20-F (File No. 001-1334)) filed with the SEC on March 10, 2015)
4.9	Letter between RELX Group plc and Nick Luff (dated January 6, 2014) (incorporated by reference from Exhibit 4.13 to the 2014 Annual Report on Form 20-F (File No. 001-1334)) filed with the SEC on March 10, 2015)
8.0	List of significant subsidiaries, associates, joint ventures and business units
12.1	Certification Pursuant to Section 302 of Sarbanes-Oxley Act of 2002, by the Chief Executive Officer of RELX PLC
12.2	Certification Pursuant to Section 302 of Sarbanes-Oxley Act of 2002, by the Chief Financial Officer of RELX PLC
12.3	Certification Pursuant to Section 302 of Sarbanes-Oxley Act of 2002, by the Chief Executive Officer of RELX NV
12.4	Certification Pursuant to Section 302 of Sarbanes-Oxley Act of 2002, by the Chief Financial Officer of RELX NV

13.1	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, by the Chief Executive Officer of RELX PLC
13.2	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, by the Chief Financial Officer of RELX PLC
13.3	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, by the Chief Executive Officer of RELX NV
13.4	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, by the Chief Financial Officer of RELX NV
15.1	Independent Registered Public Accounting Firm’s Consent – Ernst & Young LLP – Consolidated Financial Statements
15.2*	Annual Reports and Financial Statements 2017
15.3	Remuneration Policy Report (incorporated by reference from Exhibit 15.3 to the 2015 Annual Report on Form 20-F (File No. 001-13334) filed with the SEC on March 8, 2016)
15.4	Independent Registered Public Accounting Firm’s Consent – Deloitte LLP – Consolidated Financial Statements
101.1	The following financial information for RELX Group formatted in XBRL: (i) Consolidated Income Statement for the years ended December 31, 2017, 2016 and 2015; (ii) Consolidated Statement of Comprehensive Income for the years ended December 31, 2017, 2016 and 2015; (iii) Consolidated Statement of Cash Flows for the years ended December 31, 2017, 2016 and 2015; (iv) Consolidated Statement of Financial Position at December 31, 2017 and 2016; (v) Consolidated Statement of Changes in Equity for the years ended December 31, 2017, 2016 and 2015; and (vi) Notes to the Consolidated Financial Statements

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

The agreements and other documents filed as exhibits to this report are not intended to provide factual information or other disclosure other than the terms of the agreements or other documents themselves, and you should not rely on them for that purpose. In particular, any representation and warranties made by any of the registrants in these agreements or other documents were made solely within the specific context of the relevant agreement or document and may not describe the actual state of affairs at the date they were made or at any other time.

*	Certain of the information included within Exhibit 15.2, which is provided pursuant to Rule 12b-23(a)(3) of the Securities Exchange Act of 1934, as amended, is incorporated by reference in this Form 20-F, as specified elsewhere in this Form 20-F. With the exception of the items and pages so specified, the Annual Reports and Financial Statements 2017 are not deemed to be filed as part of this Form 20-F.

SIGNATURES

Each of the Registrants hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this annual report on its behalf.

RELX PLC Registrant	RELX NV Registrant

By: /s/ E ENGSTROM E Engstrom Chief Executive Officer	By: /s/ E ENGSTROM E Engstrom Chief Executive Officer

By: /s/ N LUFF N Luff Chief Financial Officer	By: /s/ N LUFF N Luff Chief Financial Officer

Dated: February 22, 2018	Dated: February 22, 2018