Form 20-F
period 2018-12-31
RELX PLC
filed 2019-02-28
CIK 929869

As filed with the Securities and Exchange Commission on February 28, 2019

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

Or

☑	ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

Or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Or

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 1-13334

RELX PLC

(Exact name of Registrant as specified in its charter)

England

(Jurisdiction of incorporation or organisation)

1-3 Strand, London, WC2N 5JR, England

(Address of principal executive offices)

Henry Udow

Company Secretary

RELX PLC

1-3 Strand, London, WC2N 5JR, England

011 44 20 7166 5500

henry.udow@relx.com

(Name, telephone, e-mail and/or facsimile number and address of

Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of exchange on which registered
American Depositary Shares (each representing one RELX PLC ordinary share)	New York Stock Exchange
Ordinary shares of 14 51/116p each (the “RELX PLC ordinary shares”)	New York Stock Exchange*
3.500% Guaranteed Notes due 2023	New York Stock Exchange
1.300% Guaranteed Notes due 2025	New York Stock Exchange

*	Listed, not for trading, but only in connection with the listing of the applicable Registrant’s American Depositary Shares issued in respect thereof.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2018:

Number of outstanding shares

Ordinary shares of 14 51/116p each	1,961,889,715

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes                ☑                 No                ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes                ☐                 No                ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes                ☑                 No                ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes                ☑                 No                ☐

Indicate by check mark whether the registrant is a large accelerated filer, accelerated filer, non-accelerated filer or emerging growth company. See definition of “accelerated filer,” “large accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

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

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing.

☐    US GAAP            ☑     International Financial Reporting Standards as issued by the International Accounting Standards Board                ☐    Other

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow:

Item  17        ☐                     Item  18        ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes                ☐                   No                ☑

*	The registrant has responded to Item 18 in lieu of responding to this Item.

THIS PAGE INTENTIONALLY BLANK

GENERAL

RELX PLC is a publicly-held entity. RELX PLC owns all of the Group’s operating businesses and financing activities.

As used in this Annual Report on Form 20-F, the terms “Group”, “RELX”, “we”, “our” or “us” refer collectively to RELX PLC and its subsidiaries, associates and joint ventures. For dates and periods ended before the corporate simplification on September 8, 2018, as described under “Item 4: Information on the Group — History and Development” on page 9, such terms refer collectively to RELX PLC, RELX NV, RELX Group plc and its subsidiaries, associates and joint ventures. Additional terms are defined in the Glossary of Terms on pages S-1 and S-2.

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

This document contains references to the RELX website, either within the document or incorporated by reference. Information not specifically stated as being incorporated by reference to the RELX website or any other website referenced is not incorporated into this document and should not be considered part of this document.

Pursuant to Rule 12b-23(a) of the US Securities Exchange Act of 1934, as amended (the “Exchange Act”), certain information in this Annual Report on Form 20-F is being incorporated by reference to the RELX Annual Report and Financial Statements 2018 appended hereto as Exhibit 15.2. With the exception of the items and pages so specified, the RELX Annual Report and Financial Statements 2018 are not deemed to be filed as part of this Form 20-F.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains a number of forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933, as amended, and Section 21E of the Exchange Act, with respect to, among others:

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

Important factors that could cause our actual results to differ materially from estimates or forecasts contained in the forward-looking statements include, among others:

●	current and future economic, political and market forces;

●	changes in law and legal interpretation affecting our intellectual property rights and internet communications;

●	regulatory and other changes regarding the collection or use of third-party content and data;

●	changes to the levels or models of government funding for, or spending by academic institutions;

●	demand for our products and services;

●	competitive factors in the industries in which we operate;

●	ability to realise the future anticipated benefits of acquisitions;

●	significant failure or interruption of our systems;

●	compromises of our data security systems or other unauthorised access to our databases;

●	failure to comply with settlement orders by the US Federal Trade Commission (“FTC”);

●	failure of third parties to whom we have outsourced business activities;

●	our ability to retain high-quality management;

●	changes in the market values of defined benefit pension scheme assets and in the market related assumptions used to value scheme liabilities;

●	changes in tax laws and uncertainty in their application;

●	exchange rate fluctuations;

●	adverse market conditions or downgrades to the credit ratings of our debt;

●	breaches of generally accepted ethical business standards or applicable laws;

●	failure to realise our assumptions regarding goodwill and indefinite lived intangible assets; and

●

other risks referenced from time to time in the filings of RELX PLC with the Securities and Exchange Commission (the “SEC”), including the risks described in Item 3 under the heading “Risk Factors” in this annual report.

The terms “estimate”, “project”, “plan”, “intend”, “expect”, “should”, “could”, “will”, “believe”, “trends” and similar expressions may indicate a forward-looking statement. Forward-looking statements are found at various places throughout this annual report and the other information incorporated by reference in this annual report.

You should not place undue reliance on these forward-looking statements, which speak only as of the date of this annual report. Except as may be required by law, we undertake no obligation to publicly update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this annual report or to reflect the occurrence of unanticipated events.

PART I

ITEM 3: KEY INFORMATION

SELECTED FINANCIAL DATA

The selected consolidated financial data for the Group should be read in conjunction with, and is qualified by, the consolidated financial statements for RELX which are set forth on pages 121 to 167 of the RELX Annual Report and Financial Statements, 2018 and incorporated herein by reference to Exhibit 15.2. RELX PLC is a publicly-held entity. RELX PLC owns all of the Group’s operating businesses and financing activities.

The consolidated financial statements are prepared in accordance with accounting policies that are in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The selected financial data for the Group as at December 31, 2018, 2017 and 2016 and for the years ended December 31, 2018, 2017 and 2016 set out below has been extracted or derived from the audited consolidated financial statements, set forth on pages 121 to 167 of the RELX Annual Report and Financial Statements 2018 and incorporated herein by reference to Exhibit 15.2. The selected financial data for the Group as at December 31, 2015 and 2014 and for the years ended December 31, 2015 and 2014 set out below has been extracted or derived from our audited financial statements, which are not included herein. The selected financial data for the Group as at a date and for any period ended before the corporate simplification on September 8, 2018 is presented on a consolidated basis for RELX PLC and RELX NV as a single reporting entity, unless indicated otherwise.

A further description of our corporate structure as of December 31, 2018 is contained in note 1 to our consolidated financial statements under heading the ‘Basis of preparation and accounting policies’ on page 126 and under the heading ‘Corporate simplification and structure’ on page 72 of the RELX Annual Report and Financial Statements 2018 and incorporated herein by reference to Exhibit 15.2.

Consolidated Income Statement Data(1)

	For the year ended December 31,
	2018	2017(5)	2016(5)	2015	2014
	(in millions)

Amounts in accordance with IFRS:

Revenue	£7,492	£7,341	£6,889	£5,971	£5,773

Operating profit(2)	1,964	1,905	1,708	1,497	1,402

Net finance costs	(211)	(199)	(213)	(174)	(162)

Disposals and other non-operating items(3)	(33)	15	(36)	(11)	(11)

Profit before tax	1,720	1,721	1,459	1,312	1,229

Tax expense(4)	(292)	(65)	(301)	(298)	(269)

Net profit for the year	1,428	1,656	1,158	1,014	960

Net profit for the year attributable to non-controlling interests	(6)	(8)	(8)	(6)	(5)

Net profit attributable to RELX PLC shareholders	£1,422	£1,648	£1,150	£1,008	£955

Consolidated Statement of Financial Position Data(1)

	As at December 31,
	2018	2017(5)	2016(5)	2015	2014
	(in millions)

Amounts in accordance with IFRS:

Total assets	£13,999	£12,632	£13,714	£11,185	£11,087

Non-current borrowings	(4,973)	(4,491)	(4,087)	(3,278)	(3,149)

Net assets	2,359	2,313	2,308	2,178	2,137

Non-controlling interests	(30)	(21)	(38)	(34)	(31)

Shareholders’ equity	£2,329	£2,292	£2,270	£2,144	£2,106

(1)	The consolidated financial data is prepared in accordance with accounting policies that are in conformity with IFRS as issued by the IASB.

(2)

Operating profit is stated after charging £288 million in respect of amortisation of acquired intangible assets (2017: £314 million; 2016: £346 million; 2015: £296 million; 2014: £286 million); £84 million in respect of acquisition-related costs (2017: £56 million; 2016:

£51 million; 2015: £35 million; 2014: £30 million); £11 million expense in respect of taxation in joint ventures (2017: £10 million expense; 2016: £10 million expense; 2015: £6 million credit; 2014: £21 million expense) and includes finance income from joint ventures and associates of £1 million (2017: £1 million income; 2016: £1 million income; 2015: nil; 2014: nil).

(3)

Disposals and other non-operating items comprise a £22 million loss on disposal of businesses and assets held for sale (2017: £10 million gain; 2016: £23 million loss; 2015: £8 million loss; 2014: £19 million loss), no charge in respect of property provisions on disposed businesses (2017: nil; 2016: nil; 2015: £11 million; 2014: nil), and an £11 million loss relating to the revaluation of investments (2017: £5 million gain; 2016: £13 million loss; 2015: £8 million gain; 2014: £8 million gain).

(4)

Tax expense in 2018 includes a one-off tax credit of £112 million relating to the substantial resolution of certain prior year tax matters and the deferred tax effect of tax rate reductions in the Netherlands and the United States. In 2017 a £346 million one-off tax credit was recognized relating to a one-off non-cash credit from a deferred tax adjustment arising from the US Tax Cuts and Jobs Act.

(5)	The 2017 and 2016 results have been restated for the retrospective adoption of IFRS 9 — ‘Financial instruments’, 15 — ‘Revenue from contracts with customers’ and 16 — ‘Leases’.

Earnings per share and dividends

	For the year ended December 31,
	2018	2017(3)	2016(3)	2015	2014
	(in millions, except per share amounts)

Amounts in accordance with IFRS:

RELX PLC

Earnings per RELX PLC ordinary share	71.9p	81.6p	55.8p	46.4p	43.0p

Diluted earnings per RELX PLC ordinary share	71.4p	81.0p	55.3p	46.0p	42.5p

Dividends per RELX PLC ordinary share(1)	40.1p	37.4p	32.55p	26.40p	24.95p

Weighted average number of shares(2)	1,977.2	2,019.4	2,062.3	2,108.6	2,154.4

(1)

RELX PLC dividends paid in the year, in amounts per ordinary share, comprise a 2017 final dividend of 27.7p and 2018 interim dividend of 12.4p giving a total of 40.1p. The directors of RELX PLC have proposed a 2018 final dividend of 29.7p (2017: 27.7p; 2016: 25.7p; 2015: 22.30p; 2014: 19.00p), giving a total ordinary dividend in respect of the financial year of 42.1p (2017: 39.4p 2016: 35.95p; 2015: 29.70p; 2014: 26.00p). Translated at the December 31, 2018 noon buying rate of $1.27 per £1.00, dividends paid in the year amount to $0.51 per RELX PLC ordinary share and total ordinary dividends in respect of the financial year amount to $0.53 per RELX PLC share.

(2)	Weighted average number of shares excludes shares held in treasury and shares held by the Employee Benefit Trust. Weighted average number of shares prior to 2018 includes RELX PLC and RELX NV shares.

(3)	The 2017 and 2016 results have been restated for the retrospective adoption of IFRS 9, 15 and 16.

RISK FACTORS

The principal risks facing our business are included below. Additional risks not presently known to us or that we currently deem immaterial may also impair our business.

Current and future economic, political and market forces, and dislocations beyond our control may adversely affect demand for our products and services.

Demand for our products and services may be adversely impacted by factors beyond our control, such as the economic environment in the United States, Europe and other major economies, political uncertainties (including the potential consequences of the United Kingdom’s withdrawal from the European Union under Article 50 of the Treaty of Lisbon (“Brexit”)), acts of war and civil unrest as well as levels of government and private funding provided to academic and research institutions.

Our intellectual property rights may not be adequately protected under current laws in some jurisdictions, which may adversely affect our results and our ability to grow.

Our products and services include and utilise intellectual property. We rely on trademark, copyright, patent and other intellectual property laws to establish and protect our proprietary rights in this intellectual property. There is a risk that our proprietary rights could be challenged, limited, invalidated or circumvented, which may impact demand for and pricing of our products and services. Copyright laws are subject to national legislative initiatives, as well as cross border initiatives, such as those from the European Commission and increased judicial scrutiny in several jurisdictions in which we operate. This creates additional challenges for us in protecting our proprietary rights in content delivered through the internet and electronic platforms.

Regulatory changes regarding the collection and use of third-party information by us or compromises of our data privacy controls and other unauthorized access to our databases, could adversely affect our businesses and operations.

Our businesses rely extensively upon content and data from external sources. Data is obtained from public records, governmental authorities, customers and other information companies, including competitors. The disruption or loss of data sources, either because of data privacy laws such as the European Union’s General Data Protection Regulation (“GDPR”), relating to internet communications, privacy and data protection, e-commerce, information governance and use of public records or because data suppliers decide not to supply them, may impose limits on our collection and use of certain kinds of information about individuals and our ability to communicate such information effectively with our customers.

Compromise of data privacy, through a failure of our cyber security measures, other data loss incidents or failure to comply with requirements for proper collection, storage and transmittal of data, by ourselves, or our third-party service providers, may damage our reputation and expose us to risk of loss, fines and penalties, litigation and increased regulation.

Changes in the payment model for our scientific, technical and medical primary research products or alternative publication channels for our content could adversely affect our operations.

Our Scientific, Technical and Medical (“STM”) primary research content, like that of most of our competitors, is sold largely on a paid subscription basis. There is continued debate in government, academic and library communities, which are the principal customers for our STM content, regarding to what extent such content should be funded instead through fees charged to authors or authors’ funders and/or made freely available in some form after a period following publication. Some of these methods, if widely adopted, could adversely affect our revenue from paid subscriptions.

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

We operate in a highly competitive and dynamic environment that is subject to rapid change.

Our businesses operate in highly competitive and dynamic markets, and the means of delivering our products and services, and the products and services themselves, continue to change in response to rapid technological innovations, legislative and regulatory changes, the entrance of new competitors and other factors. Failure to anticipate and quickly adapt to these changes could impact the competitiveness of our products and services and consequently adversely affect our revenue.

We may not realise all of the future anticipated benefits of acquisitions.

We supplement our organic development with selected acquisitions. If we are unable to generate the anticipated benefits such as revenue growth and/or cost savings associated with these acquisitions this could adversely affect return on invested capital and financial condition or lead to an impairment of goodwill.

A significant failure or interruption of our electronic delivery platforms, networks or infrastructure would adversely affect our businesses and operations.

Our businesses are dependent on electronic platforms and networks, primarily the internet, for delivery of our products and services. These could be adversely affected if our electronic delivery platforms, networks or supporting infrastructure experience a significant failure, interruption or security breach.

Compromises of our cyber security systems and other unauthorized access to our databases, could adversely affect our businesses and operations.

Our businesses maintain online databases and platforms delivering our products and services, which we rely on, and provide data to third parties, including customers and service providers. These databases and information are a target for compromise and face a risk of unauthorised access and use by unauthorised parties.

Our cyber security measures, and the measures used by our third-party service providers, may not detect or prevent all attempts to compromise our systems, which may jeopardise the security of the data we maintain or may disrupt our systems. Failures of our cyber security measures could result in unauthorised access to our systems, misappropriation of our or our users’ data, deletion or modification of stored information or other interruption to our business operations. As techniques used to obtain unauthorised access to or to sabotage systems change frequently and may not be known until launched against us or our third-party service providers we may be unable to anticipate or implement adequate measures to protect against these attacks and our service providers and customers may likewise be unable to do so.

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

Our organisational and operational structures depend on outsourced and offshored functions, including use of cloud service providers. Poor performance, failure or breach of third parties to whom we have outsourced activities, could adversely affect our business performance, reputation and financial condition.

We may be unable to implement and execute our strategic and business plans if we cannot maintain high-quality management.

The implementation and execution of our strategies and business plans depend on our ability to recruit, motivate and retain skilled employees and management. We compete globally and across business sectors for talented management and skilled individuals, particularly those with technology and data analytics capabilities. An inability to recruit, motivate or retain such people could adversely affect our business performance. Failure to recruit and develop talent regardless of gender, race or other characteristics could adversely affect our reputation and business performance.

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

Our businesses operate globally, and our profits are subject to taxation in many different jurisdictions and at differing tax rates. The Organisation for Economic Co-operation and Development (“OECD”)’s reports on Base Erosion and Profit Shifting, suggested a range of new approaches that national governments might adopt when taxing the activities of multinational enterprises. The OECD continues to explore options around the taxation of the digital economy. As a result of the OECD’s work and other international initiatives, tax laws that currently apply to our businesses may be amended by the relevant authorities or interpreted differently by them, and these changes could adversely affect our reported results.

Fluctuations in exchange rates may affect our results.

The RELX consolidated financial statements are expressed in pounds sterling and are subject to movements in exchange rates on the translation of the financial information of businesses whose operational currencies are other than sterling. The United States is our most important market and, accordingly, significant fluctuations in the US dollar exchange rate could significantly affect our reported results. We also earn revenues and incur costs in a range of other currencies, including the euro and the yen and significant fluctuations in these exchange rates could also significantly impact our reported results.

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

As a global provider of professional information solutions to the STM, Risk & Business Analytics, Legal and Exhibitions markets we, our employees and major suppliers are expected to adhere to high standards of independence and ethical conduct, including those related to anti-bribery and anti-corruption, sanctions, promoting human rights and principled business conduct. A breach of generally accepted ethical business standards or applicable anti-bribery and anti-corruption, sanctions or competition statutes could adversely affect our business performance, reputation and financial condition.

Our impairment analysis of goodwill and indefinite lived intangible assets incorporates various assumptions which are highly judgmental. If these assumptions are not realized, we may be required to recognize a charge in the future for impairment.

As at December 31, 2018, goodwill on the consolidated statement of financial position amounted to £6,899 million and intangible assets with an indefinite life amounted to £119 million. We conduct an impairment test at least annually, which involves a comparison of the carrying value of goodwill and indefinite lived intangible assets by cash generating unit with estimated values in use based on latest management cash flow projections. The assumptions used in the estimation of value in use are, by their very nature, highly judgmental, and include profit growth of the business over a five-year forecast period, the long-term growth rate of the business thereafter, and related discount rates. There is no guarantee that our businesses will be able to achieve the forecasted results which have been included in the impairment tests and impairment charges may be required in future periods if we are unable to meet these assumptions.

ITEM 4: INFORMATION ON THE GROUP

BUSINESS OVERVIEW

RELX PLC is a publicly-held entity. RELX PLC owns all of the Group’s operating businesses and financing activities.

RELX is a global provider of information-based analytics and decision tools for professional and business customers. The Group serves customers in more than 180 countries and has offices in about 40 countries. It employs over 30,000 people of whom almost half are in North America.

We operate in four major market segments: Scientific, Technical & Medical; Risk & Business Analytics; Legal; and Exhibitions.

●	Scientific, Technical & Medical provides information and analytics that help institutions and professionals progress science, advance healthcare and improve performance.

●

Risk & Business Analytics provides customers with information-based analytics and decision tools that combine public and industry-specific content with advanced technology and algorithms to assist them in evaluating and predicting risk and enhancing operational efficiency.

●	Legal provides legal, regulatory and business information and analytics that helps customers increase their productivity, improve decision-making and achieve better outcomes.

●

Exhibitions is a leading global events business. It combines face-to-face with data and digital tools to help customers learn about markets, source products and complete transactions at over 500 events in almost 30 countries, attracting more than 7 million participants.

	Revenue Year ended December 31,
	2018		2017(1)		2016(1)
	(in millions, except percentages)

Scientific, Technical & Medical	£2,538	34%	£2,473	34%	£2,318	34%

Risk & Business Analytics	2,117	28	2,073	28	1,905	28

Legal	1,618	22	1,686	23	1,619	23

Exhibitions	1,219	16	1,109	15	1,047	15

Total	£7,492	100%	£7,341	100%	£6,889	100%

(1)	The 2017 and 2016 results have been restated for the retrospective adoption of IFRS 9, 15 and 16.

SCIENTIFIC, TECHNICAL & MEDICAL

The information set forth under the headings ‘Business Overview’, ‘Market opportunities’, ‘Strategic priorities’ and ‘Business model, distribution channels and competition’ on pages 14 to 17 of the RELX Annual Report and Financial Statements 2018 is incorporated herein by reference to Exhibit 15.2.

RISK & BUSINESS ANALYTICS

The information set forth under the headings ‘Business Overview’, ‘Market opportunities’, ‘Strategic priorities’ and ‘Business model, distribution channels and competition’ on pages 20 to 23 of the RELX Annual Report and Financial Statements 2018 is incorporated herein by reference to Exhibit 15.2.

LEGAL

The information set forth under the headings ‘Business Overview’, ‘Market opportunities’, ‘Strategic priorities’ and ‘Business model, distribution channels and competition’ on pages 28 to 31 of the RELX Annual Report and Financial Statements 2018 is incorporated herein by reference to Exhibit 15.2.

EXHIBITIONS

The information set forth under the headings ‘Business Overview’, ‘Market opportunities’, ‘Strategic priorities’ and ‘Business model, distribution channels and competition’ on pages 34 to 37 of the RELX Annual Report and Financial Statements 2018 is incorporated herein by reference to Exhibit 15.2.

ORGANISATIONAL STRUCTURE

RELX PLC is a publicly-held entity with its shares listed on the London, Amsterdam and New York stock exchanges. RELX PLC owns all of the Group’s operating businesses and financing activities.

Trading on the New York Stock Exchange is in the form of American Depositary Shares (ADSs) evidenced by American Depositary Receipts (ADRs) issued by Citibank N.A., as depositary.

A further description of our corporate structure as of December 31, 2018 is contained in note 1 to our consolidated financial statements under the heading ‘Basis of preparation and accounting policies’ on page 126 and under the heading ‘Corporate simplification and structure’ on page 72 of the RELX Annual Report and Financial Statements 2018 and incorporated herein by reference to Exhibit 15.2.

Subsidiaries, Associates, Joint Ventures and Business Units

A list of subsidiaries, associates, joint ventures and business units is included as Exhibit 8.0 to this Form 20-F.

HISTORY AND DEVELOPMENT

Introduction

RELX PLC was originally incorporated in 1903. In 1993, RELX PLC combined with RELX NV by contributing their respective businesses into two jointly owned companies. In 2015, the structure was simplified so that all of the businesses were owned by one jointly controlled company, RELX Group plc. In 2018, the structure was further simplified whereby RELX NV merged into RELX PLC to form a single parent company, RELX PLC. RELX PLC now owns 100% of the shares in RELX Group plc, which in turn owns all of the operating businesses, subsidiaries and financing activities of the Group.

Material acquisitions and disposals

Total cash spent on acquisitions in the three years ended December 31, 2018, was £1,468 million. Cash spent on acquisitions in 2018 was £960 million (2017: £141 million; 2016: £367 million) including deferred consideration of £16 million (2017: £13 million; 2016: £24 million) on past acquisitions and spend on venture capital investments of £13 million (2017: £10 million; 2016: £6 million). Acquisition payments in respect of non-controlling interests in 2018 were nil (2017: nil; 2016: nil).

Net cash inflow in relation to disposals made in 2018, after timing differences and separation and transaction costs, was £5 million (2017: £41 million inflow; 2016: £13 million outflow).

Capital expenditure

Capital expenditure on property, plant, equipment and internally developed intangible assets principally relates to the development of electronic products and investment in systems infrastructure, computer equipment and office facilities. Total such capital expenditure, which was financed using cash flows generated from operations, amounted to £365 million in 2018 (2017: £355 million; 2016: £332 million). The majority of capital expenditure is incurred in the United States, the United Kingdom and the Netherlands. In 2018, there was continued investment in new products and related infrastructure, particularly in Legal and in Scientific, Technical & Medical. Further information on capital expenditure is included in notes 2, 15 and 17 to the consolidated financial statements under the headings ‘Revenue and segment analysis’, ‘Intangible assets’ and ‘Property, plant and equipment’ on pages 131, 146 and 149 respectively of the RELX Annual Report and Financial Statements 2018 and incorporated herein by reference to Exhibit 15.2.

Principal executive offices

The principal executive offices of RELX PLC are located at 1-3 Strand, London WC2N 5JR, England. Tel: +44 20 7166 5500. The principal executive office of RELX PLC located in the United States is at 230 Park Avenue, New York, New York, 10169. Tel: +1 212 309 8100. Our internet address is www.relx.com. The information on our website is not incorporated by reference into this report.

Our agent in the United States is Kenneth Thompson II, General Counsel Intellectual Property, Privacy and Governance, RELX; kenneth.thompson@relx.com, 9443 Springboro Pike, B4/F5/S14, Miamisburg, Ohio, 45342.

PROPERTY, PLANT AND EQUIPMENT

We own or lease approximately 258 properties around the world as at December 31, 2018. The table below identifies the principal owned and leased properties in our property portfolio as at December 31, 2018.

Location	Principal use(s)	Floor space (square feet)

Owned properties

Alpharetta, Georgia	Office and data centre	406,000

Miamisburg, Ohio	Office	403,638

Linn, Missouri	Warehouse	246,260

Leased properties

New York, New York	Office	451,800

Sutton, England	Office	191,960

Miamisburg, Ohio	Office and data centre	213,802

Amsterdam, Netherlands	Office	180,021

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

GOVERNMENT REGULATION

Certain of our businesses provide authorised customers with products and services such as access to public records and other information on individuals. Our businesses that provide such products and services are subject to applicable privacy and consumer information laws and regulations, including US federal and state laws and regulations, and regulations applicable to jurisdictions that follow EU and member state regulation. Our compliance obligations vary, and may include, among other things, reasonable data security programmes, submissions of regulatory reports, providing consumers with certain notices and in some instances, correcting inaccuracies in reports available through our products. From time to time, we respond in the ordinary course to inquiries and investigations from regulators who are charged with enforcing the laws and regulations applicable to our businesses. We are also subject to the terms of consent decrees and other settlements with certain regulators in the United States. See “Item 8: Financial Information — Legal Proceedings” on page 36.

Section 219 of the Iran Threat Reduction and Syrian Human Rights Act of 2012 (the “ITRA”), which added Section 13(r) to the Exchange Act, requires disclosures regarding certain activities relating to Iran or with persons designated pursuant to various US Presidential Executive Orders. These disclosures are required even where the activities, transactions or dealings were conducted in compliance with applicable law. We engage in a limited amount of activity with Iran (a) through our non-US affiliates and businesses, as well as (b) pursuant to authorisations — in the form of exemptions or licenses — issued by the US government. We anticipate that similar transactions or dealings may occur in the future. The ownership or control of our customers in Iran is often difficult to determine with certainty.

During 2018,

●	our Scientific, Technical & Medical business sold subscriptions to online products and print publications to a number of universities, hospitals and other entities, including those listed below;

●	our Risk & Business Analytics business sold online subscription services to a number of oil, petrochemical and other companies, including those listed below; and

●	our Exhibitions business provided exhibition space to companies including IRIB Media Trade and Faratech Company.

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

Our aggregate revenue during the fiscal year ended December 31, 2018 attributable to these Iran-related activities was approximately £7.1 million compared to £13.5 million in 2017. We do not customarily allocate net profit on a subscription-by-subscription, individual customer or country-by-country basis. However, we estimate that our net profit during the fiscal year ended December 31, 2018 attributable to these activities was 0.09% of our net profit reported in our income statement for the fiscal year ended December 31, 2018 compared to 0.18% for the fiscal year ended December 31, 2017.

Entities that transacted with our Scientific, Technical & Medical Business in 2018

Ahvaz Jondishapour University of Medical Sciences, Aja University of Medical Sciences, Alborz University of Medical Sciences, Allameh Tabatabai University, Alzahra University, Amirkabir University of Technology, Arak University of Medical Sciences, Ardabil University of Medical Sciences, Babol University of Medical Science, Birjand University of Medical Sciences, Bojnourd University, Boushehr University of Medical Sciences, Buali Sina University, Fasa University of Medical Science, Golestan University of Medical Sciences and Health Services, Gonabad University of Medical Sciences, Guilan University of Medical Sciences, Hamedan University of Medical Science, Health Electronic Library, Hormozgan University of Medical Sciences, Ilam University of Medical Sciences, Imam Hosein Hospital, Imam Khomeini Hospital, Imam Khomeini International University, Institute for Research in Fundamental Sciences, Iran Polymer and Petrochemical Institute, Iran University of Medical Sciences, Iran University of Science and Technology, Iranian Research Institute for Scientific Information and Documentation, Isfahan University of Medical Sciences, Isfahan University of Technology, Islamic Azad University, Islamic World Science Citation Center, Jahrom University of Medical Science, Jiroft University of Medical Sciences, Kashan University of Medical Sciences, Kerman University of Medical Sciences, Kermanshah University of Medical Sciences, Kharazmi University, KN Toosi University of Technology, Kurdistan University of Medical Sciences, Lorestan University of Medical Sciences, Maragheh University of Medical Sciences, Mashhad University of Medical Sciences, Mazandaran University of Medical Sciences, Medical University of Dezful, National Institute for Genetic Engineering and Biotechnology, North Khorasan University of Medical Sciences, Pasteur Institute of Iran, Qazvin University of Medical Sciences, Qom University of Medical Sciences and Health Services, Rafsanjan University of Medical Sciences, Sabzevar University of Medical Sciences, School of Medicine & Affiliated Hospitals, School of Public Health, Semnan University, Semnan University of Medical Sciences and Health Services, Shahed University Faculty of Medical Sciences, Shaheed Beheshti University of Medical Sciences, Shahid Sadoughi University of Medical Sciences and Health Services, Shahrekord University, Shahrekord University of Medical Science, Shahroud University of Medical Sciences, Shariati Hospital, Sharif University of Technology, Shiraz University, Shiraz University of Medical Sciences, Tabriz University of Medical Sciences, Tarbiat Modares University, Tehran University of Medical Sciences, University of Art, University of Isfahan, University of Sistan and Baluchestan, University of Social Welfare and Rehabilitation Science, University of Tabriz, University of Tehran, Urmia University of Medical Sciences, Yasooj University of Medical Sciences Kohkiloyeh, Yazd University Faculty of Natural Resources and Desert Studies, Zabol University of Medical Sciences, Zahedan University of Medical Sciences, Zanjan University of Medical Sciences

Entities that transacted with our Risk & Business Analytics Business in 2018

Abadan Petrochemical Company, Amir Kabir Petrochemical Company, Arvand Company, Arya Sasol Polymer Company, Bakhtar Commercial Company, Bank of Industry and Mine, Bistoun Petrochemical Company, Dana Polymer Iranian Company, Esfahan Petrochemical Company, Excell Worldwide DMCC, Fanavaran Petrochemical Company, Farabi Petrochemical Company, Ghadeer Petrochemical Company, Ghaed Bassir Petrochemical Company, ILI Company, Iranian Chemical Parks Development, Jam Polypropylene Company, Kharg Petrochemical Company, Khorasan Petrochemical Company, Laleh Petrochemical Company, Morvarid Petrochemical Company, National Petrochemical Company, Pars Oil Company, Persian Gulf Petrochemical Industry Commercial Company, Petrochemical Commercial Company, Polynar Corporation, Shahid Tondgooyan Petrochemical Company, Shazand Petrochemical Company, Tabriz Petrochemical Company, TOPCO, Zagros Petrochemical Company

ITEM 5: OPERATING AND FINANCIAL REVIEW AND PROSPECTS

OPERATING RESULTS

The following discussion is based on the consolidated financial statements of the Group for the three years ended December 31, 2018, 2017 and 2016 which have been prepared in accordance with IFRS as issued by the IASB.

The following discussion should be read in conjunction with, and is qualified by reference to, the consolidated financial statements on pages 121 to 167 of the RELX Annual Report and Financial Statements 2018 and incorporated herein by reference to Exhibit 15.2.

The following tables analyse the Group’s revenue in each of the three years ended December 31, 2018, 2017 and 2016 by type, format and geographic market. We derive our revenue principally from subscriptions, transactional and advertising sales. Transactional sales includes revenue from exhibitions. For additional information, see note 2 to the consolidated financial statements under the heading ‘Revenue and segment analysis’ on pages 128 to 131 of the RELX Annual Report and Financial Statements 2018 and incorporated herein by reference to Exhibit 15.2.

Revenue by type

Year ended December 31,

	2018		2017(1)		2016(1)
	(in millions, except percentages)

Subscriptions	£3,889	52%	£3,800	52%	£3,612	52%

Transactional	3,521	47	3,444	47	3,163	46

Advertising	82	1	97	1	114	2

Total	£7,492	100%	£7,341	100%	£6,889	100%

Revenue by format

Year ended December 31,

	2018		2017(1)		2016(1)
	(in millions, except percentages)

Electronic	£5,513	74%	£5,388	74%	£4,948	72%

Face-to-face	1,221	16	1,122	15	1,066	15

Print	758	10	831	11	875	13

Total	£7,492	100%	£7,341	100%	£6,889	100%

Revenue by geographic market

Year ended December 31,

	2018		2017(1)		2016(1)
	(in millions, except percentages)

North America	£4,091	55%	£4,078	56%	£3,775	55%

Europe	1,808	24	1,694	23	1,711	25

Rest of world	1,593	21	1,569	21	1,403	20

Total	£7,492	100%	£7,341	100%	£6,889	100%

(1)	The 2017 and 2016 results have been restated for the retrospective adoption of IFRS 9, 15 and 16.

The cost profile of individual businesses within the Group varies and costs are controlled on an individual business unit basis. Our most significant cost item is staff costs of £2,350 million (2017: £2,273 million; 2016: £2,114 million).

The following tables show revenue and adjusted operating profit for each of our business segments in each of the three years ended December 31, 2018, 2017 and 2016 together with the percentage change in 2018 and 2017 at both actual and constant currencies. The effect of currency movements on the 2018 results is further described separately below (see “— Effect of Currency Translation” on page 20). Adjusted operating profit is included on the basis that it is the key segmental profit measure used by management to evaluate performance and allocate resources to the business segments, as reported under IFRS 8 — ‘Operating Segments’ in note 2 to the consolidated financial statements under the heading ‘Revenue and segment analysis’ on pages 128 to 131 of the RELX Annual Report and Financial Statements 2018 and incorporated herein by reference to Exhibit 15.2. Adjusted operating profit represents operating profit before amortisation of acquired intangible assets and acquisition related costs and is grossed up to exclude the equity share of finance income, finance costs and taxes in joint ventures. A reconciliation of reported operating profit to adjusted operating profit is set out on page 14.

Revenue by segment, reported operating profit and adjusted operating profit by segment are as follows:

	Revenue for the year ended December 31
	2018	2017(3)	% change		2016(3)	% change
			actual rates	constant rates(1)		actual rates	constant rates(2)
	(in millions, except percentages)

Scientific, Technical & Medical	£2,538	£2,473	+3%	+4%	£2,318	+7%	+2%

Risk & Business Analytics	2,117	2,073	+2%	+5%	1,905	+9%	+4%

Legal	1,618	1,686	-4%	-1%	1,619	+4%	-1%

Exhibitions	1,219	1,109	+10%	+12%	1,047	+6%	+1%

Total	£7,492	£7,341	+2%	+4%	£6,889	+7%	+2%

	Reported operating profit for the year ended December 31
	2018	2017(3)	% change	2016(3)	% change
			actual rates		actual rates
	(in millions, except percentages)

Reported operating profit	£1,964	£1,905	+3%	£1,708	+12%

	Adjusted operating profit for the year ended December 31
	2018	2017(3)	% change		2016(3)	% change
			actual rates	constant rates(1)		actual rates	constant rates(2)
	(in millions, except percentages)

Scientific, Technical & Medical	£942	£914	+3%	+2%	£854	+7%	+2%

Risk & Business Analytics	776	760	+2%	+6%	685	+11%	+6%

Legal	320	328	-2%	0%	312	+5%	+1%

Exhibitions	313	287	+9%	+11%	271	+6%	+1%

Subtotal	£2,351	£2,289			£2,122

Unallocated items	(5)	(5)			(8)

Total	£2,346	£2,284	+3%	+4%	£2,114	+8%	+3%

(1)	Represents percentage change in 2018 over 2017 using constant currency. These rates were used in the preparation of the 2017 consolidated financial statements.

(2)	Represents percentage change in 2017 over 2016 using constant currency. These rates were used in the preparation of the 2016 consolidated financial statements.

(3)	The 2017 and 2016 results have been restated for the retrospective adoption of IFRS 9, 15 and 16.

Non-GAAP financial measures

RELX uses adjusted figures, which are not defined by generally accepted accounting principles (“GAAP”) such as IFRS. Adjusted figures and underlying growth rates are presented as additional performance measures used by management, as they provide relevant information in assessing the Group’s performance, position and cash flows. We believe that these measures enable investors to more clearly track the core operational performance of the Group by separating out items of income or expenditure relating to acquisitions, disposals and capital items, and by excluding exceptional tax credits. This provides our investors with a clear basis for assessing our ability to raise debt and invest in new business opportunities.

Management uses these financial measures, along with IFRS financial measures, in evaluating the operating performance of the Group as a whole and of the individual business segments. Adjusted financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with IFRS. The measures may not be directly comparable to similarly reported measures by other companies.

The adjusted and underlying financial measures used in the results of operations discussion on pages 16 to 21 are: underlying revenue growth, adjusted operating profit, underlying adjusted operating profit growth, adjusted operating margin, underlying adjusted operating margin and adjusted net profit attributable to RELX PLC shareholders.

Underlying revenue and adjusted operating profit growth rates are calculated at constant currencies. In 2017, underlying revenue excluded revenues from biennial and other cycling shows in exhibitions, revenues from businesses acquired and disposed of in both the year and prior year and revenues from assets held for sale. Similarly, in 2017 adjusted operating profit excluded amortisation of acquired intangible assets, acquisition related costs, and was grossed up to exclude the equity share of finance income, finance costs and taxes in joint ventures. In 2018, the calculation of underlying growth was updated such that underlying revenue and adjusted operating profit growth rates now include the results of acquisitions starting twelve months after completion of a transaction. There have been no other changes made to the calculation of underlying growth rates.

Adjusted operating margin is calculated as adjusted operating profit as a percentage of reported revenue. Underlying adjusted operating margin is calculated at constant currencies and excludes portfolio effects. These metrics are also defined in the glossary on pages S-1 and S-2.

Adjusted net profit attributable to RELX PLC shareholders is reconciled to reported net profit attributable to RELX PLC shareholders in note 10 to the consolidated financial statements under the heading ‘Earnings per share’ on page 141 of the RELX Annual Report and Financial Statements 2018 and incorporated herein by reference to Exhibit 15.2. Reconciliations of all other non-GAAP financial measures to the most directly comparable measure reported under IFRS are set forth in the tables below.

In the tables below and the results of operations commentary following, percentage movements are calculated using the average exchange rates for the period unless otherwise stated.

Adjusted operating profit reconciles to reported operating profit as follows:

	2018	2017(1)	2016(1)

	(in millions)

Reported operating profit	£1,964	£1,905	£1,708

Adjustments:

Amortisation of acquired intangible assets	288	314	346

Acquisition-related costs	84	56	51

Reclassification of tax in joint ventures	11	10	10

Reclassification of finance income in joint ventures	(1)	(1)	(1)

Adjusted operating profit	£2,346	£2,284	£2,114

(1)	The 2017 and 2016 results have been restated for the retrospective adoption of IFRS 9, 15 and 16.

The calculations of the year-on-year changes in reported revenue and underlying revenue growth are presented below:

	Revenue
	£m	% change

Year to December 31, 2016(2)	6,889

Underlying revenue growth(1)	243	+4%

Exhibition cycling	(52)	-1%

Acquisitions	60	+1%

Disposals	(150)	-2%

Currency effects	351	+5%

Year to December 31, 2017(2)	7,341	+7%

Underlying revenue growth(1)	273	+4%

Exhibition cycling	53	+1%

Acquisitions	114	+1%

Disposals	(125)	-2%

Currency effects	(164)	-2%

Year to December 31, 2018	7,492	+2%

(1)

Underlying revenue growth represents the year over year movement in reported revenue excluding the impact of the adjustments set forth in the table. In 2017, underlying revenue excluded revenues from biennial and other cycling shows in exhibitions, revenues from businesses acquired and disposed of in both the year and prior year and revenues from assets held for sale. In 2018, the calculation was updated such that underlying revenue and adjusted operating profit growth rates now include the results of acquisitions starting twelve months after completion of a transaction.

(2)	The 2017 and 2016 results have been restated for the retrospective adoption of IFRS 9, 15 and 16.

The calculations of the year-on-year changes in adjusted operating profit and underlying adjusted operating profit growth are presented below:

	Adjusted operating profit
	£m	% change

Year to December 31, 2016(2)	2,114

Underlying adjusted operating profit growth(1)	109	+6%

Acquisitions	7	0%

Disposals	(58)	-3%

Currency effects	112	+5%

Year to December 31, 2017(2)	2,284	+8%

Underlying adjusted operating profit growth(1)	130	+6%

Acquisitions	9	0%

Disposals	(50)	-2%

Currency effects	(27)	-1%

Year to December 31, 2018	2,346	+3%

(1)

Underlying adjusted operating profit growth represents the year over year movement in adjusted operating profit excluding the impact of the adjustments set forth in the table. In 2017, adjusted operating profit excluded amortisation of acquired intangible assets, acquisition related costs, and is grossed up to exclude the equity share of finance income, finance costs and taxes in joint ventures. In 2018, the calculation was updated such that underlying revenue and adjusted operating profit growth rates now include the results of acquisitions starting twelve months after completion of a transaction.

(2)	The 2017 and 2016 results have been restated for the retrospective adoption of IFRS 9, 15 and 16.

Results of Operations for the Year Ended December 31, 2018

Compared to the Year Ended December 31, 2017

In the below discussion, 2017 results and corresponding growth rates have been restated for the retrospective adoption of IFRS 9, 15 and 16.

Reported revenue was £7,492 million (2017: £7,341 million), up 2% (2017: 7%). The increase in reported revenue reflects good growth in electronic and face-to-face revenues, partially offset by continued print revenue declines. Underlying revenue growth was 4% (2017: 4%) with all four market segments contributing to underlying growth.

Reported operating costs, which comprises of cost of sales, selling and distribution costs, and administration and other expenses, were £5,560 million (2017: £5,473 million), up 2% (2017: 5%). Cost of sales were £2,644 million (2017: £2,628 million), up 1% (2017: 6%) compared to 2017, lower than the overall increase in revenue. Selling and distribution costs were £1,191 million (2017: £1,163 million), up 2% (2017: 5%) and administration and other expenses were £1,725 million (2017: £1,682 million), up 3% (2017: up 4%).

Reported operating profit, which includes amortisation of acquired intangible assets and acquisition-related costs, was £1,964 million (2017: £1,905 million), an increase of 3% (2017: 12%).

Adjusted operating profit was £2,346 million (2017: £2,284 million), up 3% (2017: 8%), reflecting the benefit of tight cost control across the Group.

The reported operating margin was 26.2% (2017: 26.0%). The overall adjusted operating margin of 31.3% was 0.2 percentage points higher than in the prior year. On an underlying basis, including cycling effects, the margin improved by 0.4 percentage points. Acquisitions and disposals reduced the margin by 0.5 percentage points and currency effects increased the margin by 0.3 percentage points.

Depreciation and amortisation of internally generated intangible assets increased to £287 million (2017: £268 million).

The amortisation charge in respect of acquired intangible assets, including the share of amortisation in joint ventures, decreased to £288 million (2017: £314 million), the reduction primarily reflects certain assets becoming fully amortised. Acquisition related costs were £84 million (2017: £56 million).

Reported net finance costs of £211 million (2017: £199 million) includes the net pension financing charge of £9 million (2017: £15 million), and excludes finance income in joint ventures of £1 million (2017: £1 million). The increase primarily reflects higher borrowings in 2018, partly offset by currency translation effects.

Reported loss on disposals and other non-operating items was £33 million (2017: £15 million gain) arising largely from the write down of Legal businesses classified as held for sale and revaluation of investments held. These losses are offset by an associated tax credit of £14 million (2017: £16 million tax charge).

Reported profit before tax was £1,720 million (2017: £1,721 million). The reported tax charge was £292 million (2017: £65 million). The 2017 tax charge included a one-off £346 million credit recognised in 2017 in relation to the US Tax Cuts and Jobs Act. The year-on-year impact of this credit is partially offset by the recognition of a £112 million exceptional tax credit in 2018 as a result of the substantial resolution of certain prior year tax matters during the year and the deferred tax effect of tax rate reductions in the Netherlands and the United States. On the basis of their size and non-recurring nature these tax credits have been treated as exceptional items and excluded from the adjusted tax charge.

The reported net profit attributable to RELX PLC shareholders of £1,422 million (2017: £1,648 million) was down 14% (2017: 43% up). The adjusted net profit attributable to RELX PLC shareholders of £1,674 million (2017: £1,620 million) was up 3% (2017: 10%).

The reported earnings per share was 71.9p (2017: 81.6p). The decrease year on year reflects the impact of the exceptional tax credit recognised in 2017 as a result of the US Tax Cuts and Jobs Act.

Adjusted earnings per share were up 6% at 84.7p (2017: 80.2p). At constant rates of exchange, adjusted earnings per share increased by 7%.

Ordinary dividends paid to shareholders in the year, being the 2017 final and 2018 interim dividend, amounted to £796 million (2017: £762 million).

The final dividend proposed by the Board is 29.7p per share, 7% higher than the dividend for the prior year. This gives total dividends for the year of 42.1p (2017: 39.4p).

On September 8, 2018, the corporate simplification was effective and RELX NV shareholders received one new RELX PLC share in exchange for each RELX NV share held. During 2018, a combined total of 44.4 million of RELX PLC and RELX NV shares were repurchased (17.5 million of these were repurchased by RELX NV prior to the corporate simplification). Total consideration for these repurchases was £700 million. A further 2.9 million shares were purchased by the Employee Benefit Trust. During 2018, 45 million RELX PLC shares held in treasury were cancelled. As at December 31, 2018, total shares in issue, net of shares held in treasury and shares held by the Employee Benefit Trust, amounted to 1,962 million. A further 6.0 million RELX PLC shares have been repurchased in 2019 as at February 20, 2019.

Scientific, Technical & Medical: 2018 financial performance

	2018 £m	2017(1) £m	Underlying growth	Portfolio changes	Currency effects	Total growth

Revenue	2,538	2,473	+2%	+2%	-1%	+3%

Adjusted operating profit	942	914	+2%	0%	+1%	+3%

(1)	The 2017 results have been restated for the retrospective adoption of IFRS 9, 15 and 16.

Key business trends remained positive in 2018, with underlying revenue growth in line with the prior year, and underlying profit growth matching revenue growth.

Reported revenue growth was +3%. Underlying revenue growth was +2%. The difference between the constant currency and underlying growth rates reflects the impact of portfolio changes and the transfer of a small number of healthcare products from Risk & Business Analytics.

Adjusted operating profit growth was +3%. Underlying adjusted operating profit growth was +2% with underlying cost growth marginally below underlying revenue growth. The reported margin increased by 0.1 percentage points, with currency impacts largely offset by portfolio effects.

Electronic revenues saw continued good growth. In primary research we continued to enhance customer value by providing broader content sets across our research offering, increasing the sophistication of our analytics, and evolving our technology platforms. Databases & tools continued to drive growth across market segments through enhanced functionality and content development.

Print book sales, which represent around 10% of divisional revenues, reverted to historical levels of decline for the main selling season, with return rates also at historical levels. Print pharma promotion revenues, which represent less than 5% of the divisional total, saw a slightly steeper decline than in recent years.

In 2018 we made three small acquisitions in support of our organic growth strategy, Via Oncology, Aries Systems and Science-Metrix, and disposed of a minor pharma business in Japan.

Risk & Business Analytics: 2018 financial performance

	2018 £m	2017(1) £m	Underlying growth	Portfolio changes	Currency effects	Total growth

Revenue	2,117	2,073	+8%	-3%	-3%	+2%

Adjusted operating profit	776	760	+8%	-2%	-4%	+2%

(1)	The 2017 results have been restated for the retrospective adoption of IFRS 9, 15 and 16.

Underlying revenue growth was strong in 2018, in line with the prior year. Underlying profit growth matched underlying revenue growth.

Reported revenue growth was +2%. Underlying revenue growth was +8%. The difference between the constant currency and underlying growth rates reflects portfolio changes and the transfer of a small number of healthcare products to Scientific Technical & Medical.

Adjusted operating profit growth was +2%. Underlying adjusted operating profit growth matched underlying revenue growth as we continued to pursue our strategy, with a primary focus on organic development.

Insurance grew strongly. We continued to drive growth through the roll-out of enhanced analytics, the extension of datasets, and by further expansion in adjacent verticals, in US market conditions that, over the year as a whole, were neutral to mildly positive. International initiatives continued to progress well.

In Business Services, further development of analytics that help our customers to detect and prevent fraud and to manage risk across the financial and corporate sectors continued to drive growth, in a robust US and international market environment.

In Data Services, organic development of innovative new products and expansion of the range of risk management solutions drove growth across market verticals. In Government, which accounts for around 5% of divisional revenues, we continued to drive customer value through the introduction of sophisticated analytics.

Risk & Business Analytics acquired three data and analytics businesses that support our organic growth strategy in 2018, ThreatMetrix, SST and Safe Banking Systems, and disposed of a number of minor print and other assets.

Legal: 2018 financial performance

	2018 £m	2017(1) £m	Underlying growth	Portfolio changes	Currency effects	Total growth

Revenue	1,618	1,686	+2%	-3%	-3%	-4%

Adjusted operating profit	320	328	+10%	-10%	-2%	-2%

(1)	The 2017 results have been restated for the retrospective adoption of IFRS 9, 15 and 16.

Underlying revenue growth in 2018 was in line with the prior year, with continued efficiency gains driving strong underlying operating profit growth.

Reported revenue was down -4%. Underlying revenue growth was +2%. The difference between the constant currency and underlying growth rates reflects portfolio changes.

Adjusted operating profit was down -2%. Underlying adjusted operating profit growth was +10%. The increase in operating profit margin reflects ongoing organic process improvements as we enter the latter stages of systems decommissioning. This more than offset the absence of a profit contribution from joint ventures, and other portfolio effects.

The market environment for legal services, and for legal information providers, remained stable. Electronic revenues saw continued growth, partially offset by print declines.

The roll-out of new platform releases with broader datasets and tools continued across our US and international markets.

In 2018 we supported the organic expansion of our leading legal analytics services with the acquisition of the German IP analytics business Patentsight, and disposed of two minor assets.

Exhibitions: 2018 financial performance

	2018 £m	2017(1) £m	Underlying growth	Portfolio changes	Currency effects	Total growth

Revenue	1,219	1,109	+6%	+1%	-2%	+10%

Adjusted operating profit	313	287	+10%	+1%	-2%	+9%

(1)	The 2017 results have been restated for the retrospective adoption of IFRS 9, 15 and 16.

Exhibitions achieved strong underlying revenue growth in 2018, with underlying operating profit growth reflecting cycling-in effects.

Reported revenue growth was +10%. Underlying revenue growth was +6%. After portfolio changes and five percentage points of cycling-in effects, constant currency revenue growth was +12%.

Adjusted operating profit growth was +9%. Underlying adjusted operating profit growth was +10% reflecting cycling-in effects.

In 2018 we continued to pursue organic growth opportunities, launching 44 new events and piloting and rolling out several data analytics initiatives.

Underlying growth was good in Europe and strong in Japan and China. The US continued to see differentiated growth rates by industry sector, and Brazil returned to growth. Most other markets continued to grow well.

We expect the Tokyo Olympic Games to constrain local venue capacity over the next 18 months, after which new and expanded exhibition space will become available. This could reduce the overall divisional underlying revenue growth rate by around one percentage point this year and next.

In 2018 we completed two small acquisitions, Gamer Network and AMTS, and made two minor disposals. Since the year end we have acquired Mack Brooks, a leading organiser of over 30 highly complementary events across key geographies and industrial verticals.

Results of Operations for the Year Ended December 31, 2017

Compared to the Year Ended December 31, 2016

In the below discussion, 2017 and 2016 results and 2017 growth rates have been restated for the retrospective adoption of IFRS 9,15 and 16.

Reported revenue was £7,341 million (2016: £6,889 million), up 7% (2016: 15%). The increase in reported revenue reflects good growth in electronic and face-to-face revenues, partially offset by continued print revenue declines. Underlying revenue growth was 4% (2016: 4%) with all four market segments contributing to underlying growth.

Reported operating costs, which comprises of cost of sales, selling and distribution costs, and administration and other expenses, was £5,473 million (2016: £5,218 million), up 5% (2016: 15%). Cost of sales were £2,628 million (2016: £2,488 million), up 6% (2016: 17%) compared to 2016, slightly lower than the overall increase in revenue. Selling and distribution costs were £1,163 million (2016: £1,109 million), up 5% (2016: 15%) and administration and other expenses were £1,682 million (2016: £1,621 million), up 4% (2016: up 13%).

Reported operating profit, which includes amortisation of acquired intangible assets and acquisition-related costs, was £1,905 million (2016: £1,708 million), an increase of 12% (2016: 14%).

Adjusted operating profit was £2,284 million (2016: £2,114 million), up 8% (2016: 16%), reflecting the benefit of tight cost control across the Group.

The reported operating margin was 26.0% (2016: 24.8%). The overall adjusted operating margin of 31.1% was 0.4 percentage points higher than in the prior year. On an underlying basis, including cycling effects, the margin improved by 0.7 percentage points. Acquisitions and disposals reduced the margin by 0.4 percentage points and currency effects increased the margin by 0.1 percentage points.

Depreciation and amortisation of internally generated intangible assets increased to £268 million (2016: £257 million).

The amortisation charge in respect of acquired intangible assets, including the share of amortisation in joint ventures, decreased to £314 million (2016: £346 million), primarily reflecting certain assets becoming fully amortised, partially offset by currency effects and acquisitions. Acquisition-related costs were £56 million (2016: £51 million).

Reported net finance costs of £199 million (2016: £213 million) includes the net pension financing charge of £15 million (2016: £14 million), and excludes finance income in joint ventures of £1 million (2016: £1 million). The decrease primarily reflects a lower average interest rate on borrowings, partly offset by currency translation effects.

Reported gain on disposals and other non-operating items was £15 million (2016: £36 million loss) arising largely from the sale of certain Risk & Business Analytics businesses and revaluation of investments held. These gains were offset by an associated tax credit of £16 million (2016: £34 million tax charge).

Reported profit before tax was £1,721 million (2016: £1,459 million). The reported tax charge was £65 million (2016: £301 million). The decrease in the tax charge is due to the US Tax Cuts and Jobs Act, which includes a reduction in the federal corporate tax rate from 35% to 21% from January 2018. Consequently, the Group has measured its US deferred tax assets and liabilities at the end of the reporting period at a combined tax rate (including state taxes) of 26%. This resulted in the recognition of an exceptional tax credit of £346 million in the income statement.

The reported net profit attributable to RELX PLC shareholders of £1,648 million (2016: £1,150 million) was up 43% (2016: 15%). The adjusted net profit attributable to RELX PLC shareholders of £1,620 million (2016: £1,473 million) was up 10% (2016: 17%).

The reported earnings per share for RELX PLC was 81.6p (2016: 55.8p).The high growth in the year reflects the impact of the exceptional tax credit recognised as a result of the US Tax Cuts and Jobs Act.

Adjusted earnings per share were up 12% at 80.2p (2016: 71.4p) when expressed in sterling and 5% at €0.915 (2016: €0.871) when expressed in Euros. At constant currencies, adjusted earnings per share increased by 7%.

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

During 2017, a total of 44.5 million RELX PLC and RELX NV shares were repurchased. Total consideration for these repurchases was £700 million. A further 1.2 million RELX PLC shares and 1.3 million RELX NV shares were purchased by the Employee Benefit Trust. During 2017, 22.5 million RELX PLC and 22 million RELX NV shares held in treasury were cancelled. As at December 31, 2017, total shares in issue for RELX, net of shares held in treasury and shares held by the Employee Benefit Trust, amounted to 2,004 million; represented by 1,060 million RELX PLC shares and 944 million RELX NV shares. A further 3.3 million RELX PLC shares and 2.9 million RELX NV shares have been repurchased in 2018 as at February 14, 2018.

Scientific, Technical & Medical: 2017 financial performance

	2017(1) £m	2016(1) £m	Underlying growth	Portfolio changes	Currency effects	Total growth

Revenue	2,473	2,318	+2%	0%	+5%	+7%

Adjusted operating profit	914	854	+3%	-1%	+5%	+7%

(1)	The 2017 and 2016 results have been restated for the retrospective adoption of IFRS 9, 15 and 16.

Key business trends remained positive in 2017, with underlying profit growth slightly exceeding underlying revenue growth.

Reported revenue growth was +7%. Underlying revenue growth was +2%. The difference between the reported and underlying growth rates primarily reflects the impact of exchange rate movements and portfolio changes, including the acquisition of Plum Analytics and bepress, and the disposal of certain international pharma promotion assets.

Adjusted operating profit growth was +7%. Underlying adjusted operating profit growth of +3% was slightly ahead of revenue growth, with a small underlying margin improvement offset by exchange rate movements and portfolio effects.

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

Risk & Business Analytics: 2017 financial performance

	2017(1) £m	2016(1) £m	Underlying growth	Portfolio changes	Currency effects	Total growth

Revenue	2,073	1,905	+8%	-4%	+5%	+9%

Adjusted operating profit	760	685	+8%	-2%	+5%	+11%

(1)	The 2017 and 2016 results have been restated for the retrospective adoption of IFRS 9, 15 and 16.

Underlying revenue growth remained strong across all key segments in 2017. Underlying profit growth broadly matched underlying revenue growth.

Reported revenue growth was +9%. Underlying revenue growth was +8%. The difference between the reported and underlying growth rates primarily reflects the impact of exchange rate movements and portfolio changes including the disposal of New Scientist and other magazines, and the sale of our majority stake in a property title services joint venture to our partner.

Adjusted operating profit growth was +11%. Underlying adjusted operating profit growth broadly matched underlying revenue growth as we continued to pursue our organic development strategy. The margin improvement reflects a positive effect from portfolio changes.

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

Legal: 2017 financial performance

	2017(1) £m	2016(1) £m	Underlying growth	Portfolio changes	Currency effects	Total growth

Revenue	1,686	1,619	+2%	-3%	+5%	+4%

Adjusted operating profit	328	312	+9%	-10%	+6%	+5%

(1)	The 2017 and 2016 results have been restated for the retrospective adoption of IFRS 9, 15 and 16.

Underlying revenue growth in 2017 was in line with the prior year, with continued efficiency gains driving strong underlying operating profit growth.

Reported revenue growth was +4%. Underlying revenue growth was +2%. The difference between the reported and underlying growth rates reflects the impact of exchange rate movements and portfolio changes including the acquisition of Ravel Law, the disposal of several small print and services assets, and the final exit from the Martindale Hubbell joint venture.

Adjusted operating profit growth was +5%. Underlying adjusted operating profit growth was +9%. The increase in operating profit margin reflects ongoing organic process improvement and decommissioning of systems which, together with currency movements, more than offset a lower profit contribution from joint ventures and other portfolio effects.

Electronic revenues saw continued growth, partially offset by print declines. The roll-out of new platform releases across our US and international markets continued, with broader datasets and the continued expansion of early stage legal analytics. The usage migration of US legal customers onto Lexis Advance is now substantially complete.

US and European markets remained stable. Other international markets continued to grow well.

Exhibitions: 2017 financial performance

	2017(1) £m	2016(1) £m	Underlying growth	Portfolio changes	Currency effects	Total growth

Revenue	1,109	1,047	+6%	+1%	+5%	+6%

Adjusted operating profit	287	271	+2%	-1%	+5%	+6%

(1)	The 2017 and 2016 results have been restated for the retrospective adoption of IFRS 9, 15 and 16.

Exhibitions achieved strong underlying revenue growth in 2017, slightly ahead of the prior year, with underlying operating profit growth reflecting cycling-out effects.

Reported revenue growth was +6%. Underlying revenue growth was +6%. After portfolio changes and six percentage points of cycling-out effects, constant currency revenue growth was +1%. The difference between the reported and constant currency growth rates reflects the impact of exchange rate movements and portfolio changes, including the acquisition of MCM Comic Con (UK), Cafe Seoul (South Korea) and Fitness (Australia), and the disposal of a number of small events.

Adjusted operating profit growth was +6%. Underlying adjusted operating profit growth was +2% reflecting cycling-out effects.

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

Critical Accounting Policies

The accounting policies of the consolidated businesses under IFRS as issued by the IASB are described within the relevant notes to the consolidated financial statements as set forth on pages 121 to 167 of the RELX Annual Report and Financial Statements 2018 and incorporated herein by reference to Exhibit 15.2. The most critical accounting policies and estimates used in determining the financial condition and results of the Group, and those requiring the most subjective or complex judgments, relate to the valuation of goodwill and acquired intangible assets, capitalisation of development spend, accounting for defined benefit pension schemes and taxation.

The Audit Committee of RELX PLC has reviewed the development and selection of critical accounting estimates, and the disclosure of critical accounting policies in the financial statements.

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

Individual businesses are subject to foreign exchange transaction exposures caused by the effect of exchange rate movements on their revenue and operating costs, to the extent that such revenue and costs are not denominated in their functional currencies. Individual businesses generally hedge their exposures at market rates through the centralised treasury department. Hedging of foreign exchange transaction exposure is the only hedging activity undertaken by the individual businesses. For further details see note 18 to the consolidated financial statements as set forth on pages 150 to 155 of the RELX Annual Report and Financial Statements 2018 and incorporated herein by reference to Exhibit 15.2.

Currency differences decreased the Group’s revenue by £164 million in 2018 compared to 2017. Excluding amortisation of acquired intangible assets of £288 million and acquisition-related costs of £84 million, currency differences decreased operating profits by £29 million in 2018 compared to 2017. Acquired intangible asset amortisation and acquisition-related costs are predominantly denominated in US dollars and, after these charges, currency differences reduced operating profits by £17 million in 2018 compared to 2017. The majority of borrowings are denominated in US dollars and euros and, after charging net finance costs, currency differences decreased profit before tax by £11 million in 2018 compared to 2017.

Recently Issued Accounting Pronouncements

Recently Issued Accounting Pronouncements are included in note 1 to the consolidated financial statements under the heading ‘Basis of preparation and accounting policies’ on page 126 of the RELX Annual Report and Financial Statements 2018 and incorporated herein by reference to Exhibit 15.2.

LIQUIDITY AND CAPITAL RESOURCES

In the below discussion, 2017 and 2016 results and 2017 growth rates have been restated for the retrospective adoption of IFRS 9, 15 and 16.

Cash Flow

Cash flows from operating activities

The Group’s cash generated from operations in 2018 amounted to £2,555 million (2017: £2,526 million; 2016: £2,311 million). Included in these net cash inflows are cash outflows of £77 million (2017: £42 million; 2016: £40 million) relating to acquisition-related costs. A substantial proportion of revenue is received through subscription and similar advanced receipts, principally for scientific and medical journals and exhibition fees. At December 31, 2018 subscriptions and other revenues received in advance totalled £2,000 million (2017: £1,910 million; 2016: £2,008 million).

Cash flows from investing activities

The Group’s cash outflow on the purchase of property, plant and equipment in 2018 was £56 million (2017: £51 million; 2016: £51 million), while proceeds from the sale of property, plant and equipment amounted to £4 million (2017: £1 million; 2016: £1 million). The cash outflow on internally developed intangible assets in 2018 was £306 million (2017: £303 million; 2016: £282 million), reflecting sustained investment in new products and related infrastructure, particularly in the Legal and Scientific, Technical & Medical businesses.

During 2018, the Group paid a total of £960 million (2017: £141 million; 2016: £361 million) for acquisitions, including deferred consideration of £16 million (2017: £13 million; 2016: £24 million) on past acquisitions and after taking account of net cash acquired of £27 million (2017: £7 million; 2016: £10 million). A further £13 million (2017: £10 million; 2016: £6 million) was paid on the purchase of investments during the year. During 2018, the Group paid tax of £415 million (2017: £449 million; 2016: £402 million).

Cash flows from financing activities

Share repurchases by RELX PLC and, prior to the corporate simplification, RELX NV in 2018 were £700 million (2017: £700 million; 2016: £700 million), with a further £100 million RELX PLC shares repurchased in 2019 as at February 20, 2019. On February 21, 2019, RELX PLC announced its intention to repurchase further ordinary shares up to the value of £500 million in aggregate over the remainder of 2019. In addition, the Employee Benefit Trust purchased shares totalling £43 million in 2018 (2017: £39 million; 2016: £29 million). Proceeds from the exercise of share options in 2018 were £21 million (2017: £32 million; 2016: £23 million).

During 2018, the Group paid ordinary dividends totalling £796 million to shareholders of RELX PLC and, until the corporate simplification, RELX NV (2017: £762 million; 2016: £683 million). Dividend payments are funded by the operating cash flow of the business after capital spend.

Debt

Net borrowings, used in assessing the Group’s financial position, as at December 31, 2018 were £6,177 million (2017: £5,042 million; 2016: £5,050 million), comprising gross bank and bond borrowings of £6,005 million and lease liabilities of £360 million, less cash and cash equivalents of £114 million, finance lease receivables of £49 million and £25 million of related derivative financial instrument assets. The majority of our borrowings are denominated in US dollars and euros and sterling being weaker at the end of the year contributed to higher net borrowings when translated into sterling. Excluding currency effects, net borrowings increased by £889 million.

Net borrowings are reconciled as follows:

As at December 31	2018	2017(1)	2016(1)
	£m	£m	£m

Cash & cash equivalents	114	111	162

Borrowings	(6,365)	(5,253)	(5,256)

Related derivative financial instruments	25	43	(19)

Net finance lease receivable	49	57	63

Net borrowings	(6,177)	(5,042)	(5,050)

(1)	The 2017 and 2016 results have been restated for the retrospective adoption of IFRS 9, 15 and 16.

Liquidity

During July 2018, the Group’s $2.0 billion undrawn committed bank facility, maturing in July 2020, was cancelled and replaced with a new $3.0 billion facility, consisting of a $1.75 billion tranche maturing in July 2023 and a $1.25 billion tranche maturing in July 2021. This facility provides security of funding for short term debt. At December 31, 2018 this facility was undrawn.

In March 2018, $700 million of dollar denominated fixed rate term debt was issued with a coupon of 3.5% and a maturity of five years, and €500 million of euro denominated fixed rate term debt was issued with a coupon of 1.5% and a maturity of nine years.

The Group believes that it has ample liquidity and access to debt capital markets, providing the ability to repay or refinance borrowings as they mature and to fund ongoing requirements.

Contractual Obligations

The contractual obligations of the Group relating to debt and leases at December 31, 2018 analysed by when payments are due, are summarised below.

	Total	Less than 1 year	1-3 years	3-5 years	After 5 years
	(in millions)
Short-term borrowings(1)(2)	£1,426	£1,426	£—	£—	£—
Long-term borrowings (2)	5,755	116	1,329	1,688	2,622

Total	£7,181	£1,542	£1,329	£1,688	£2,622

(1)

Short-term debt primarily comprises term debt issues maturing within one year and commercial paper, and is supported by a $3.0 billion committed bank facility (of which $1.75 billion matures in July 2023 and $1.25 billion matures in July 2021) and by the central management of cash and cash equivalents. At December 31, 2018 the committed bank facility was undrawn.

(2)

Short and long-term debt obligations comprise undiscounted principal and interest cash flows. Interest cash flows are calculated by reference to the contractual payment dates and the fixed interest rates (for fixed rate debt) or the relevant forecast interest rates (for floating rate debt).

Information on retirement benefit obligations is set forth in note 6 to the consolidated financial statements under the heading ‘Pension schemes’ on pages 133 to 136 of the RELX Annual Report and Financial Statements 2018 and incorporated herein by reference to Exhibit 15.2.

Off-Balance Sheet Arrangements

Except as disclosed above under “Contractual Obligations”, we have no off-balance sheet arrangements that currently have or are reasonably likely to have a material effect on RELX’s financial condition, results of operations, liquidity, capital expenditure or capital resources.

Treasury Policies

The main treasury risks faced by the Group are liquidity risk, interest rate risk, foreign currency risk and credit risk. The Board agrees overall policy guidelines for managing each of these risks. A summary of these policies is provided in note 18 to the consolidated financial statements under the heading ‘Financial Instruments’ on pages 150 to 155 of the RELX Annual Report and Financial Statements 2018 and incorporated herein by reference to Exhibit 15.2.

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

Over the long-term, the Group seeks to maintain cash flow conversion of 90% or higher and credit rating agency metrics that are consistent with a solid investment grade credit rating. These metrics as defined by the rating agencies include net debt to EBITDA, including and excluding pensions and leases, and various measures of cash flow as a percentage of net debt.

Net debt excluding pensions is the same as net borrowings and is shown on page 23. EBITDA is derived from net profit as follows:

	2018	2017(1)	2016(1)
	(in millions)	(in millions)	(in millions)

Net profit for the year	£1,428	£1,656	£1,158

Adjustments:

Taxation	292	65	301

Disposals and other non-operating items	33	(15)	36

Net finance costs	211	199	213

Amortisation of acquired intangible assets (excluding joint ventures)	287	313	342

Depreciation and other amortisation	364	343	325

Share of results of joint ventures	(32)	(37)	(37)

EBITDA	£2,583	£2,524	£2,338

(1)	The 2017 and 2016 results have been restated for the retrospective adoption of IFRS 9, 15 and 16.

Our uses of free cash flow, after organic investment, over the longer-term balance the dividend policy, selective acquisitions and share repurchases, while retaining the balance sheet strength to maintain access to cost effective sources of borrowing.

Further detail on our capital and liquidity management is provided in note 18 to the consolidated financial statements under the heading ‘Financial Instruments’ on pages 150 to 155 of the RELX Annual Report and Financial Statements 2018 and incorporated herein by reference to Exhibit 15.2.

SHORT-TERM BORROWINGS

The Group operates a number of commercial paper programmes that provide flexibility for funding operational requirements on a daily basis, at short notice and at competitive rates. Commercial paper is issued under both US and Euro programmes and guaranteed by RELX PLC. In addition, short-term borrowing facilities are established with local banks to support the daily requirements of businesses operating in certain countries where there may be restrictions on borrowing from affiliates. Term debt consists of borrowings with an original maturity of greater than one year and which mature within 12 months of the reporting date. These short-term borrowings were backed up at December 31, 2018 by a $3.0 billion committed bank facility of which $1.75 billion matures in July 2023 and $1.25 billion matures in July 2021. This facility was undrawn at December 31, 2018. The short-term borrowing programmes are run in conjunction with term debt programmes which comprise the majority of our debt and provide the Group with security of funding.

The average amount and the average interest rate during the year have been calculated by taking the average of the amounts outstanding at each month end (translated to sterling at the respective month end rate) and the average of the interest rate applicable at each month end. Commercial paper issuance reached a maximum month end level of £1,123 million in February 2018, and short-term loans and overdrafts reached a maximum month end level of £144 million in December 2018, both as a result of movements in trading cash flows. Term debt reached a maximum month end level of £834 million in October and November 2018 as the maturity of the CHF275 million term debt issue expiring in December 2018, the $400 million term debt issue expiring in January 2019 and the £300 million term debt issue expiring in August 2019 were then all below 12 months.

Lease liabilities have been excluded from the balances below.

Short-term borrowings as at December 31,	2018 (in millions)	2018 Weighted average interest rate %	2017 (in millions)	2017 Weighted average interest rate %	2016 (in millions)	2016 Weighted average interest rate %

Commercial paper	£542	0.3	£376	0.3	£426	(0.2)

Short-term loans and overdrafts	144	1.5	88	1.8	95	1.7

Term debt	614	5.8	209	2.8	633	2.3

Total short-term borrowings	£1,300		£673		£1,154

Average short-term borrowings during the year ended December 31,	2018 (in millions)	2018 Weighted average interest rate %	2017 (in millions)	2017 Weighted average interest rate %	2016 (in millions)	2016 Weighted average interest rate %

Commercial paper	£687	1.0	£467	0.7	£429	0.1

Short-term loans and overdrafts	56	3.3	48	3.7	121	2.1

Term debt	£620	5.8	£209	3.0	£547	3.6

Maximum month end short-term borrowings	2018 (in millions)	2017 (in millions)	2016 (in millions)

Commercial paper	£1,123	£763	£989

Short-term loans and overdrafts	144	90	167

Term debt	£834	£627	£729

TREND INFORMATION

Trends, uncertainties and events which can affect the revenue, operating profit and liquidity and capital resources of RELX include the usage, penetration and customer renewal of our products and the prices that customers pay for our products, the migration of products to online services, investment in new products and services, cost control and the impact of our cost reduction programmes on operational efficiency, the levels of legal industry and academic library funding, the impact of economic conditions on corporate and other customer budgets, the actions of competitors and regulatory, legislative and legal developments.

Trends, uncertainties and events which could have a material impact on our revenue, operating profit and liquidity and capital resources are discussed in further detail in “Item 3: Key Information — Risk Factors”; “Item 4: Information on the Group”; and “Item 5: Operating and Financial Review and Prospects — Operating Results; Liquidity and Capital Resources”.

RESEARCH AND DEVELOPMENT

In 2018 RELX spent £306 million (2017: £303 million) in respect of capitalised development costs. This reflects sustained investment in new products and related infrastructure across the business. This expenditure was mainly incurred in the United States, the United Kingdom and the Netherlands.

ITEM 6: DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

DIRECTORS

The information on the Directors of RELX PLC as at February 20, 2019 is set forth under the headings ‘Executive Directors’ and ‘Non-Executive Directors’ on pages 66 to 67 of the RELX Annual Report and Financial Statements 2018 and incorporated herein by reference to Exhibit 15.2.

As a general rule, Non-Executive Directors serve for an initial term of three years, and are typically expected to be available to serve for a second three-year period. If invited to do so, they may also serve for a third period of three years.

The Directors are as follows:

Name (Age)	Function

Erik Engstrom (55)	Executive Director and Chief Executive Officer

Anthony Habgood (72)	Non-Executive Chairman(2)(3)(4)

Wolfhart Hauser (69)	Non-Executive Director(2)(3)(4)(5)

Adrian Hennah (61)	Non-Executive Director(1)(3)(4)

Marike van Lier Lels (59)	Non-Executive Director(1)(3)(4)

Nick Luff (51)	Executive Director and Chief Financial Officer

Robert MacLeod (54)	Non-Executive Director(2)(4)

Carol Mills (65)	Non-Executive Director(1)(4)

Linda Sanford (66)	Non-Executive Director(2)(4)

Ben van der Veer (67)	Non-Executive Director (4)

Suzanne Wood (58)	Non-Executive Director(1)(4)

(1)	Member of the Audit Committee.

(2)	Member of the Remuneration Committee.

(3)	Member of the Nominations Committee.

(4)	Member of the Corporate Governance Committee.

(5)	Senior Independent Director, as defined by the UK Corporate Governance Code.

Ben van der Veer stepped down as the Chairman of the Audit Committee April 19, 2018 and as a member of the Audit Committee and Nominations Committee on September 1, 2018. On January 9, 2019 it was announced that Ben van der Veer will resign from the Board, effective at the conclusion of the Company’s Annual General Meeting on April 25, 2019.

SENIOR MANAGEMENT

The executive officers, other than Directors, at February 20, 2019 were:

Henry Udow: Chief Legal Officer and Company Secretary. A US and British citizen who is admitted to the Bar of New York State. Joined the Group in 2011. Prior to joining the Group he was Chief Legal Officer and Company Secretary of Cadbury plc.

Gunjan Aggarwal: Chief Human Resources Officer. Joined the Group in 2017. Prior to joining the Group she was head of Human Resources for Ericsson’s global media business and before that head of Human Resources for Ericsson North America. Career includes a number of Human Resources positions in Asia, Europe and North America at Unilever and Novartis.

COMPENSATION

At the 2017 Annual General Meeting, RELX PLC shareholders approved a new remuneration policy for Executive Directors which is set out on pages 99 to 105 of the RELX Annual Report and Financial Statements 2018 and incorporated herein by reference to Exhibit 15.2. The 2018 grants under the multi-year incentive plans to Executive Directors were made under this policy.

The policy relating to payment for loss of office of Executive Directors and Non-Executive Directors is set out on pages 8 to 10 of Exhibit 15.3 and is incorporated herein by reference.

Compensation of Executive Officers

The aggregate compensation (salary, annual incentive, benefits, pension, cash allowance in lieu of pension and dividend equivalents received in respect of shares vested during 2018 under BIP and LTIP) paid during 2018 (and in respect of the annual incentive earned in respect of 2018) to those who were executive officers (other than Directors) of RELX as at February 20, 2019 for the year ended December 31, 2018 was £2,710,627, which included contributions made to the pension plans in respect of such officers of £20,000.

The executive officers participate in an annual incentive plan (AIP) which is based on financial targets and individual key performance objectives measured over a one year period. The resulting AIP payout comprises a cash payout in March following the end of the relevant financial year (2/3rds) and deferred shares (1/3rd) which are released to participants after three years. The 2018 aggregate compensation for executive officers includes both the cash and the deferred share elements of the 2018 AIP.

In 2018, we also granted conditional share awards to the executive officers under the LTIP, see “Share Ownership — Share Ownership by Directors and Executive Officers” below.)

ANNUAL REMUNERATION REPORT

The Annual Remuneration Report is set out on pages 85 to 106 of the RELX Annual Report and Financial Statements 2018 and is incorporated herein by reference to Exhibit 15.2.

SHARE OWNERSHIP

Executive Directors’ multi-year incentive interests

This information is set forth under the heading ‘Multi-year incentive interests’ on pages 94 to 95 of the RELX Annual Report and Financial Statements 2018 and incorporated herein by reference to Exhibit 15.2.

Equity-Based Plans

As of December 31, 2018 we operated and/or had awards outstanding under a number of equity-based plans as follows:

(i)	All-Employee Equity-Based Plans

The following three plans are local all-employee equity based plans:

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

In the event of any capitalisation or rights issue by RELX PLC, or of any consolidation, subdivision or reduction of its share capital, the number of shares subject to any relevant option and/or the exercise price may be adjusted with the approval of HMRC, subject to the independent auditors of RELX PLC confirming in writing that such adjustment is, in their opinion, fair and reasonable.

The Executive Directors have waived their right to participate in the SAYE Scheme.

(b)	Netherlands convertible debenture stock arrangements

Subscriptions under this scheme ceased in 2017, but there are still conversion rights outstanding under this scheme. This facility consisted of an annual issue of a convertible debenture loan that was open for subscription by staff employed by our companies in the Netherlands or temporarily seconded to affiliates abroad. The interest rate of the scheme is determined quarterly on the basis of the highest market rates on internet savings which can be withdrawn at a day’s notice in the Netherlands. Under this scheme employees could annually subscribe for one or more debentures of €200 each, up to a maximum amount equal to 20% of the equivalent of 15 times the employee’s fixed gross monthly salary, including any fixed monthly allowances, but excluding any non-monthly salary components (holiday pay, annual incentives, profit shares etc). Interest is payable in arrears in the month of January following the subscription year. The loans have a term of 10 years. During the 10-year term of the loan employees can decide to convert their claim into RELX PLC shares at an exercise price equal to the share price on Euronext Amsterdam on the last dealing day of the month in which the employee subscribed for the loan (the exercise price). Each debenture of €200 can be converted into 50 shares in RELX PLC against payment of 50 times the exercise price, less €200.

The Executive Directors were not eligible to participate in this scheme.

(c)	Dutch Share Purchase Plan (DSPP)

In lieu of the Netherlands convertible debenture stock arrangement, with effect from 2018, all Dutch employees of RELX Nederland BV and participating companies under its control who are neither in their probation period nor under notice at the date of invitation and who are in receipt of salary via a Dutch payroll are entitled to participate in the DSPP. Each cycle of the DSPP operates on a standalone basis and eligibility is assessed for each cycle that is offered. The first cycle of the DSPP launched in March 2018 and completed in December 2018.

Participating employees make monthly contributions out of net salary which are used to purchase RELX PLC shares, listed on Euronext Amsterdam (investment shares). Minimum and maximum annual contribution amounts apply to each cycle. In 2018, the maximum annual contribution amount was €6,000, with a one-off opportunity to contribute an additional €1,000 to mark the launch of the plan, and the minimum annual contribution amount was €250. At the end of the 2018 DSPP cycle, participants who were still in RELX employment, and who had not sold any of the investment shares purchased during the year, received matching shares from RELX equal to 20% of the investment shares purchased during 2018. Investment shares acquired under the DSPP accrue normal RELX dividends which are automatically reinvested into additional RELX PLC shares.

The Executive Directors are not eligible to participate in the DSPP.

(ii)	Executive Equity-Based Plans

Our executive equity-based plans comprise:

(a)	Long-term incentive plan (LTIP)

The LTIP applies to senior executives (including executive officers and Executive Directors). Awards may be granted as performance share awards or nil-cost options but it is currently intended to only grant performance share awards. Awards vest subject to performance measured over three financial years. Awards may be satisfied with new issue shares, a transfer of treasury shares or shares purchased in the market, but it is currently intended to continue the existing practice of satisfying awards with shares purchased in the market. The performance measures and targets applicable to awards granted in 2018 under this plan are detailed in the table below. The vesting of awards is also subject to participants meeting a minimum shareholding requirement and continued employment (except for certain categories of approved leavers). Dividend equivalents accrue over the performance period and are paid out in cash at the end to the extent that the awards vest. Further, shares vested from awards granted to the Executive Directors in 2015 through to 2017 are subject to a further six months holding period post vesting which has been increased to two years for shares vested from awards granted to Executive Directors from 2018 onwards.

LTIP: 2018-2020 cycle

Vesting is dependent on three separate performance measures: a total shareholder return (“TSR”) measure (comprising three comparator groups), an EPS measure and a return on invested capital (“ROIC”) measure, weighted 20%:40%:40% respectively and assessed independently.(1)

Vesting percentage of each third of the TSR tranche(2)	TSR ranking within the relevant TSR comparator group
0%	below median
30%	median
100%	upper quartile

(1)

The calculation methodology for TSR, EPS and ROIC is set out in the 2013 Notices of Annual General Meeting, which can be found on our website, www.relx.com. The information on our website is not incorporated by reference into this report.

Each comparator group comprises approximately 40 companies. The companies for the 2018-20 LTIP cycle were selected on the same basis as the comparator groups for prior cycles under this plan.

(2)	Vesting is on a straight-line basis for performance between the minimum and maximum levels.

Vesting percentage of EPS and ROIC tranches*	Average growth in adjusted EPS over the three-year performance period	ROIC in the third year of the performance period
0%	below 5% p.a.	below 12.0%
25%	5% p.a.	12.0%
50%	6% p.a.	12.40%
65%	7% p.a.	12.8%
75%	8% p.a.	13.20%
85%	9% p.a.	13.6%
92.5%	10% p.a.	14.0%
100%	11% p.a. or above	14.4% or above

*	Vesting is on a straight-line basis for performance between the stated average adjusted EPS growth/ROIC percentages.

(b)	Executive share option schemes (ESOS)

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

No grants under ESOS 2013 were made to Executive Directors in 2018. Outstanding unvested awards held by the executives and Directors will vest and become exercisable at the end of the relevant performance/vesting period, as applicable.

ESOS 2003 has options outstanding under it but no further options have been granted under this plan since 2013.

(c)	Bonus investment plans (BIP)

No awards were made under the BIP in 2018 and no further awards will be granted under this plan. There are unvested awards outstanding under this plan which will vest at the normal time at the end of the applicable performance period.

The Bonus Investment Plan 2010 (BIP 2010) was a voluntary plan aimed at encouraging personal investment in, and ongoing holding of, RELX shares to promote greater alignment with shareholders and support the retention of key talent. Details of the BIP 2010 have been disclosed in previous Annual Reports on Form 20-F.

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

Share Options and Conditional Share Awards

At February 20, 2019 the total number of shares subject to outstanding options was:

	Number of outstanding options	Options over shares	Option price range

UK SAYE Scheme	2,015,280	RELX PLC	£7.088-12.512

Netherlands Convertible Debenture Stock Scheme	1,390,525	RELX PLC	€5.34-19.39

ESOS	5,110,187	RELX PLC	£4.67-17.11

	4,755,998	RELX PLC	€5.40-19.17

Share options are expected, upon exercise, to be met by the issue of new ordinary shares.

At February 20, 2019 the following conditional share awards were also outstanding:

	Number of outstanding awards	Awards over shares in

BIP*	2,187,159	RELX PLC

LTIP	5,590,884	RELX PLC

RSP	1,310,584	RELX PLC

*	Comprises RELX ordinary shares and RELX ADRs.

Share Ownership by Directors and Executive Officers

The interests of those individuals who were Directors of RELX PLC as at December 31, 2018 in the issued share capital of RELX PLC at the beginning and end of the year are shown under the heading ‘Statement of Directors’ shareholdings and other share interests’ on page 93 of the RELX Annual Report and Financial Statements 2018 and is incorporated herein by reference to Exhibit 15.2.

The interests of the current Executive Directors of RELX PLC in the issued share capital of RELX PLC as at February 27, 2019 were:

	Interest in RELX PLC shares

Erik Engstrom	1,014,006	*

Nick Luff	270,203

*	Comprises ordinary shares and ADRs.

The following table indicates the total aggregate number of RELX PLC securities beneficially owned (comprising ordinary shares and ADRs) and the total aggregate number of share options (comprising ordinary shares only) and conditional share awards (comprising ordinary shares and ADRs) held by the executive officers (other than Directors) of the Company (two persons) in office as of February 20, 2019:

	RELX PLC shares	RELX PLC £ ordinary shares subject to options	RELX PLC € ordinary shares subject to options	RELX PLC conditional share awards

Executive officers (other than Directors)	532,339	121,572	125,724	355,671

The options over RELX PLC pound sterling denominated ordinary shares included in the above table are exercisable at prices ranging from £5.155 to £14.945 per share between the 3rd anniversary of their respective grant date and 2028 (except for SAYE options which will be exercisable for six months from the respective maturity date). The options over RELX PLC Euro denominated ordinary shares included in the above table are exercisable at prices ranging from €5.832 to €16.7225 per share between the 3rd anniversary of their respective grant date and 2028. The RELX PLC conditional share awards included in the above table will vest between 2019 and 2021.

In 2018, we granted a total of 129,910 conditional share awards to the executive officers under the LTIP (which is described above under “Executive Equity-Based Plans”).

BOARD PRACTICES

The Board currently consists of two Executive Directors and nine Non-Executive Directors. Persons nominated by the Nominations Committee will be required to be approved by the Board, prior to appointment to the Board. A copy of the terms of reference of the Nominations Committee is available on request and can be viewed on our website, www.relx.com. The information on our website is not incorporated by reference into this report.

Notwithstanding the provisions outlined above in relation to the appointment to the Board, shareholders retain their rights under RELX PLC’s articles of association to appoint Directors to the Board by ordinary resolution. Shareholders may also, by ordinary resolution, remove a Director from the Board.

The Board has also established the following Committees:

—	Audit — currently comprising four independent Non-Executive Directors;

—	Corporate Governance — currently comprising all Non-Executive Directors;

—	Nominations — currently comprising four Non-Executive Directors including the Chairman of the Board; and

—

Remuneration — currently comprised of four Non-Executive Directors including the Chairman of the Board, which is responsible for determining the remuneration policy (subject to shareholders approval) and monitoring and deciding its implementation for the Executive Directors, the Chairman and senior executives below Board level.

For additional information regarding the Board membership positions and executive officer positions within the Group, see “Directors” and “Senior Management” on page 27. Details of the membership of the Audit Committee of and details of the membership of the Remuneration Committee are given under “Directors” on page 27.

Under the articles of association of RELX PLC, one third of the Directors shall retire from office and, if they wish, make themselves available for re-election by shareholders at the Annual General Meeting. Notwithstanding these provisions in the articles of association, in accordance with the provisions of the UK Corporate Governance Code all Directors normally retire and, unless they are standing down will offer themselves for re-election at each Annual General Meeting.

EMPLOYEES

The number of people employed is disclosed in note 5 to the consolidated financial statements under the heading ‘Personnel’ on page 133 of the RELX Annual Report and Financial Statements 2018 and incorporated herein by reference to Exhibit 15.2.

The Board of RELX PLC is fully committed to the concept of employee involvement and participation, and encourages each of its businesses to formulate its own tailor-made approach with the co-operation of employees. We are an equal opportunity employer, and recruit and promote employees on the basis of suitability for the job. Appropriate training and development opportunities are available to all employees. A code of ethics and business conduct applicable to employees within the Group has been adopted throughout its businesses.

ITEM 7: MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

As at February 27, 2019, we had been notified by the following shareholders that they held an interest of 3% or more in voting rights(1) of the issued share capital of RELX PLC. The number of shares and percentage interests stated below are as disclosed at the date on which the interests were notified to us, and are based on voting rights prior to the corporate simplification:

Identity of Person or Group(2)	Number of Shares	% of Class

BlackRock, Inc	113,872,017	10.89

Invesco Limited	58,810,637	5.03

Legal & General Group plc	41,300,403	3.40

(1)

Under the UK Disclosure and Transparency Rules, subject to certain limited exceptions, persons or groups with an interest of 3% or more in voting rights of the issued RELX PLC ordinary share capital are required to notify both RELX PLC and the UK Financial Conduct Authority of their interest. Shares held in treasury, which do not carry voting rights, are disclosed on page 35.

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

There were no material or unusual transactions between RELX and any of the entities listed above.

At December 31, 2018 there were 76 ordinary shareholders, including the depositary for RELX PLC’s ADR programme, with a registered address in the United States, representing 0.00% of shares issued.

RELX PLC is not aware of any arrangements the operation of which may at a subsequent date result in a change in control of RELX PLC. The major shareholders of RELX PLC do not have different voting rights to other ordinary shareholders.

RELATED PARTY TRANSACTIONS

Transactions with joint ventures and key management personnel, comprising the Executive and Non-Executive Directors of RELX PLC, are set out in note 27 to the consolidated financial statements under the heading ‘Related party transactions’ on page 162 of the RELX Annual Report and Financial Statements 2018 and is incorporated herein by reference to Exhibit 15.2.

Further details of remuneration of key management personnel are set out in “Item 6 — Directors, Senior Management and Employees”.

ITEM 8: FINANCIAL INFORMATION

FINANCIAL STATEMENTS

See Item 18: Financial Statements, incorporated herein by reference.

DIVIDEND POLICY

The dividend policy of RELX PLC is, subject to currency considerations, to grow dividends broadly in line with adjusted earnings per share while maintaining dividend cover (being the number of times the annual dividend is covered by the adjusted earnings per share) of at least two times over the longer term.

LEGAL PROCEEDINGS

Various of RELX PLC’s subsidiaries operating in the United States have been the subject of legal proceedings and federal and state regulatory actions relating to data security incidents, pursuant to which unauthorised persons obtained personal information from our databases, or alleged non-compliance with privacy laws regarding the obtaining and disclosure by such subsidiaries of information without the consent of the individuals involved. The principal actions and investigations have been settled, with the substantial portion of cash payments agreed to be paid by these subsidiaries being reimbursed by insurance and third-party indemnities. The settlements generally require comprehensive data security programmes, submissions of regulatory reports and on-going monitoring by independent third parties to ensure our compliance with the terms of those settlements. While the costs of such on-going monitoring will be borne by us, neither the costs of compliance nor the costs of such on-going monitoring are expected to have a material adverse effect on our financial position or the results of our operations.

Various of RELX PLC’s subsidiaries offer products that require that we meet certain obligations in connection with the disclosure of information. Certain of these laws further provide for statutory penalties and attorneys’ fees for non-compliance. In the normal course of its business, Risk & Business Analytics deals with individual and class action lawsuits claiming violation of one or more of these statutes. Other than pending matters, to date, these cases have either been settled or successfully defended with a substantial portion of cash payments agreed to be paid by our insurance providers. These proceedings have not had, and are not expected to have, a material adverse effect on our financial position or the results of our operations.

We are party to various other legal proceedings arising in the ordinary course of our business, the ultimate resolutions of which are not expected to have a material adverse effect on our financial position or the results of our operations.

ITEM 9: THE OFFER AND LISTING

TRADING MARKETS

The RELX PLC ordinary shares are listed on the London Stock Exchange, Euronext Amsterdam and the New York Stock Exchange. The London Stock Exchange is the principal trading market for RELX PLC ordinary shares. Trading on the New York Stock Exchange is in the form of American Depositary Shares (ADSs), evidenced by American Depositary Receipts (ADRs) issued by Citibank N.A., as depositary. Each ADS represents one RELX PLC ordinary share. The tickers for each of RELX PLC’s listings are detailed below:

—	London Stock Exchange — ‘REL’

—	Euronext Amsterdam — ‘REN’

—	New York Stock Exchange — ‘RELX’

ITEM 10: ADDITIONAL INFORMATION

ARTICLES OF ASSOCIATION

A copy of RELX PLC’s current Articles of Association (the “Articles”) is filed as Exhibit 1.1 to this Form 20-F.

The following is a summary of the current Articles. As a summary, it is not exhaustive and is qualified in its entirety by reference to UK law and the Articles.

Company’s Objects

RELX PLC’s objects are unrestricted.

Share Capital

As at December 31, 2018 issued ordinary share capital comprised 2,011.0 million shares of 14 51/116 p. At December 31, 2018 shares held in treasury totalled 49.1 million. Of these, 7.1 million ordinary shares were held by the Employee Benefit Trust and 42.0 million ordinary shares were held in treasury by RELX PLC. During 2018, RELX PLC and, prior to the corporate simplification, RELX NV bought back a combined total of 44.4 million ordinary shares (including 17.5 million RELX NV shares prior to the corporate simplification), to be held in treasury pursuant to the authority given by shareholders at the Annual General Meeting held on April 19, 2018 and the previous authority given by shareholders at the Annual General Meeting held on April 20, 2017. On December 6, 2018, RELX PLC cancelled 45 million ordinary shares held in treasury. These share purchases and cancellations are reflected in the number of ordinary shares held in treasury at December 31, 2018. All share capital is fully paid up.

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

For Directors who do not hold an executive position in RELX PLC, their ordinary remuneration shall not exceed in aggregate £2,000,000 per annum or such higher amount as RELX PLC may determine by ordinary resolution from time to time. Each Director shall be paid a fee for their services which is deemed to accrue from day to day at such rate as determined by the Board.

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

EXCHANGE CONTROLS

There is currently no UK legislation restricting the import or export of capital or affecting the remittance of dividends or other payments to holders of RELX PLC ordinary shares who are non-residents of the United Kingdom.

There are no limitations relating only to non-residents of the United Kingdom under UK law or RELX PLC’s Articles on the right to be a holder of, and to vote, RELX PLC ordinary shares.

TAXATION

The following discussion is a summary under present law and tax authority practice of the material UK and US federal income tax considerations relevant to the purchase, ownership and disposal of RELX PLC ordinary shares or ADSs. This discussion applies to you only if you are a US holder, you hold your ordinary shares or ADSs as capital assets and you use the US dollar as your functional currency. It does not address the tax treatment of US holders subject to special rules, such as banks and other financial institutions, dealers or traders in securities or currencies, insurance companies, real estate investment trusts, regulated investment companies, traders in securities that elect to mark-to-market, tax-exempt entities, persons liable for alternative minimum tax, partnerships or other pass-through entities for US federal income tax purposes, holders which own (actually or constructively) 10% or more of RELX PLC shares (as measured by vote or value), persons holding ordinary shares or ADSs as part of a hedging, straddle, conversion or constructive sale transaction, or persons that are resident or domiciled in the UK (or who have ceased to be resident in or became treated as resident outside the UK for the purpose of a double tax within the past five years of assessment). The summary also does not discuss the US federal alternative minimum tax or the tax laws of particular states or localities in the US.

This summary does not consider your particular circumstances. It is not a substitute for tax advice. We urge you to consult your own independent tax advisors about the income, capital gains and/or transfer tax consequences to you in light of your particular circumstances of purchasing, holding and disposing of ordinary shares or ADSs.

As used in this discussion, “US holder” means a beneficial owner of ordinary shares or ADSs that is for US federal income tax purposes: (i) an individual US citizen or resident, (ii) a corporation (or any other entity treated as a corporation for US federal income tax purposes) created or organised under the laws of the United States, any state thereof or the District of Columbia, (iii) a trust (a) that is subject to the control of one or more US persons and the primary supervision of a US court or (b) that has a valid election in effect under US Treasury regulations to be treated as a US person or (iv) an estate the income of which is subject to US federal income taxation regardless of its source.

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

UK Stamp Duty and Stamp Duty Reserve Tax

Current UK law includes a provision whereby UK stamp duty reserve tax (SDRT) or UK stamp duty is payable upon the transfer or issue of RELX PLC ordinary shares to the depositary in exchange for RELX PLC ADSs evidenced by ADRs. For this purpose, the current rate of stamp duty and SDRT is 1.5%, applied, in each case, to: (i) the issue price when the ordinary shares are issued; (ii) the amount or value of the consideration where shares are transferred for consideration in money or money’s worth; or (iii) the value of the ordinary shares in any other case. Following litigation, HMRC have accepted that they will no longer seek to apply the 1.5% SDRT charge on an issue of shares into a clearance service or depositary receipt system (or a transfer of shares into a clearance service or depositary receipt system, where such transfer is integral to the raising of capital by the company concerned) on the basis that the charge is not compatible with EU law. The UK government announced on November 22, 2017 as part of its Autumn Budget that it will not reintroduce such 1.5% charge once the UK leaves the EU in 2019. Accordingly no UK SDRT or UK stamp duty is payable upon the issue of RELX PLC shares to the depositary in exchange for RELX PLC ADSs evidenced by ADRs (or upon the transfer of RELX PLC shares to the depositary in exchange for RELX PLC ADSs evidenced by ADRs, where such transfer is integral to the raising of capital by RELX PLC). HMRC’s view is that the 1.5% SDRT or stamp duty charge will continue to apply to a transfer of shares into a clearance service or depositary receipt system, where such transfer is not an integral part of the raising of capital by the company concerned.

No UK stamp duty should be payable on the transfer of RELX PLC ADSs, provided that no instrument of transfer is entered into (which should not be necessary) An agreement to transfer RELX PLC ADSs should not give rise to a liability to SDRT.

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

Dividends

Dividends on RELX PLC ordinary shares or ADSs will generally be included in your gross income as ordinary dividend income from foreign sources. The dollar amount recognised on receiving a dividend in pounds sterling will be based on the exchange rate in effect on the date the depositary receives the dividend, or in the case of ordinary shares on the date you receive the dividend, as the case may be, whether or not the payment is converted into US dollars at that time. Any gain or loss recognised on a subsequent disposition or conversion of pounds sterling for a different US dollar amount generally will be US source ordinary income or loss. Dividends received will not be eligible for the dividends received deduction available to US corporations. Dividends received will generally be included in net investment income for purposes of the 3.8% Medicare contribution tax applicable to certain non-corporate US holders.

With respect to certain US holders who are individuals, certain dividends received from a qualified foreign corporation may be subject to reduced rates of taxation. A qualified foreign corporation includes a foreign corporation that is eligible for the benefits of certain comprehensive income tax treaties with the United States. United States Treasury Department guidance indicates that the United Kingdom is a country with which the United States has an income tax treaty in force that meets these requirements, and RELX PLC believes it is eligible for the benefits of this income tax treaty. Individuals that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or other requirements will not be eligible for the reduced rates of taxation. US holders should consult their own tax advisors regarding the application of these rules given their particular circumstances.

Subject to certain conditions and limitations, foreign withholding taxes on dividends withheld at the appropriate rate may be treated as foreign taxes eligible for credit or deduction against your US federal income tax liability. For purposes of calculating the foreign tax credit, dividends paid on the ordinary shares or ADSs will be treated as income from sources outside the US and will generally constitute passive category income. Further, in certain circumstances, if you have held the ordinary shares or ADSs for less than a specified minimum period during which you are not protected from risk of loss, or are obligated to make payments related to the dividends, you will not be allowed a foreign tax credit for foreign taxes imposed on the dividends on the ordinary shares or ADSs. Individuals that treat a dividend as qualified dividend income may take into account for foreign tax credit limitation purposes only the portion of the dividend effectively taxed at the highest applicable marginal rate. The rules governing the foreign tax credit are complex. US holders should consult their own tax advisors regarding the availability of the foreign tax credit or deduction under their particular circumstances.

Dispositions

You generally will recognise a gain or loss on the sale or other disposition of ordinary shares or ADSs in an amount equal to the difference between the amount realised upon the sale or other disposition and your adjusted basis in the ordinary shares or ADSs. The gain or loss generally will be capital gain or loss. It will be long term capital gain or loss if you have held the ordinary shares or ADSs for more than one year at the time of sale or other disposition. Long term capital gains of individuals are eligible for reduced rates of taxation. Deductions for capital losses are subject to limitations. Any gain or loss you recognise generally will be treated as income from US sources for foreign tax credit limitation purposes. Gains recognised will generally be included in net investment income for purposes of the 3.8% Medicare contribution tax applicable to certain non-corporate US holders.

If you receive pounds sterling or euros on the sale or other disposition of your ordinary shares or ADSs, you will realise an amount equal to the US dollar value of the pounds sterling at the spot rate on the date of sale or other disposition (or in the case of cash basis and electing accrual basis taxpayers, if the ordinary shares or ADSs are traded on an established securities market, the settlement date for the sale or other disposition). Cash basis and, if the ordinary shares or ADSs are traded on an established securities market, electing accrual basis US holders will generally have a tax basis in the pounds sterling or the euros that you receive equal to the US dollar value of the pound sterling received at the spot rate on the settlement date. Any gain or loss realised by a US holder between the sale date and the settlement date or on a subsequent disposition or conversion of pounds sterling into different US dollar amount generally will be US source ordinary income or loss. Gains recognised will generally be included in net investment income for purposes of the 3.8% Medicare contribution tax applicable to certain non-corporate US holders.

Information Reporting and Backup Withholding Tax

Dividends from ordinary shares or ADSs and proceeds from the sale or other disposition of the ordinary shares or ADSs may be reported to the Internal Revenue Service (IRS) unless the shareholder is a corporation or other exempt recipient. A backup withholding tax may apply to such reportable payments unless the shareholder (i) provides an accurate taxpayer identification number and otherwise complies with applicable requirements of the backup withholding rules or (ii) otherwise establishes a basis for exemption. The amount withheld under the backup withholding rules may be allowed as a credit against the holder’s US federal income tax liability and may entitle the holder to a refund, provided the required information is timely furnished to the IRS.

Certain US holders are required to report to the IRS information about their investment in ordinary shares or ADSs not held through an account with a domestic financial institution. Investors who fail to report required information could become subject to substantial penalties. US holders should consult with their own tax advisors about the effect of this legislation and any other reporting obligations arising from their investment in the ordinary shares or ADSs.

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

Net finance costs are exposed to interest rate fluctuations on borrowings, cash and cash equivalents. Upward fluctuations in interest rates increase the interest cost of floating rate borrowings whereas downward fluctuations in interest rates decrease the interest return on floating rate cash and cash equivalents. Interest expense payable on fixed rate borrowings is protected against upward fluctuations in interest rates but does not benefit from downward fluctuations. Our companies engage in foreign currency denominated transactions and are therefore subject to exchange rate risk on such transactions. Net finance costs are also exposed to changes in the fair value of derivatives (as a result of interest and exchange rate fluctuations) which are not part of a designated hedging relationship under IFRS 9 — ‘Financial Instruments’, and to ineffectiveness that may arise on designated hedging relationships. Our management of this interest rate risk and foreign exchange rate risk is described below.

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

Our management of the above market risks is described in further detail in note 18 to the consolidated financial statements under the heading ‘Financial Instruments’ on pages 150 to 155 and in note 22 under the heading ‘Borrowings’ on pages 157 to 158 of the RELX Annual Report and Financial Statements 2018 and incorporated herein by reference to Exhibit 15.2.

Management of Interest Rate Risk and Foreign Exchange Rate Risk

We seek to limit our risk to interest and exchange rates by means of derivative financial instruments, including interest rate swaps and forward foreign exchange contracts. We only enter into derivative financial instruments to hedge (or reduce) the underlying risks described above.

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

The fair values of interest rate swaps and forward foreign exchange contracts set out below represent the replacement costs calculated using market rates of interest and exchange at December 31, 2018. The fair value of long-term borrowings has been calculated by discounting expected future cash flows at market rates.

Our use of financial instruments and our accounting policies for financial instruments are described more fully in note 18 to the consolidated financial statements under the heading ‘Financial Instruments’ on pages 150 to 155 of the RELX Annual Report and Financial Statements 2018 and are incorporated herein by reference to Exhibit 15.2.

(a) Interest Rate Risk

The following sensitivity analysis assumes an immediate 100 basis point change in interest rates for all currencies and maturities from their levels at December 31, 2018 with all other variables held constant.

Financial Instrument	Fair Value December 31, 2018	Fair Value Change		Fair Value December 31, 2017	Fair Value Change
		+100 basis points	-100 basis points		+100 basis points	-100 basis points
	(In millions)			(In millions)

Short-term borrowings	£(686)	—	—	£(464)	£—	£—

Long-term borrowings (including current portion)	(5,953)	241	(260)	(5,098)	222	(241)

Interest rate swaps (swapping fixed rate debt to floating)	18	(101)	108	47	(100)	108

A 100 basis point change in interest rates would not result in a material change to the fair value of other financial instruments.

At December 31, 2018, 45% of gross borrowings were at fixed rate. A 100 basis point reduction in interest rates would result in an estimated decrease in net finance costs of £32 million (2017: £26 million), based on the composition of financial instruments including cash, cash equivalents, bank loans and commercial paper borrowings at December 31, 2018. A 100 basis points rise in interest rates would result in an estimated increase in net finance costs of £32 million (2017: £26 million).

(b) Foreign Exchange Rate Risk

The following sensitivity analysis assumes an immediate 10% change in all foreign currency exchange rates against sterling from their levels at December 31, 2018 with all other variables held constant. A +10% change indicates a strengthening of the currency against sterling and a -10% change indicates a weakening of the currency against sterling.

Financial Instrument	Fair Value December 31, 2018	Fair Value Change		Fair Value December 31, 2017	Fair Value Change
		+10%	-10%		+10%	-10%
	(In millions)			(In millions)

Cash and cash equivalents	£114	£11	£(11)	£111	£11	£(11)

Short-term borrowings	(686)	(37)	37	(464)	(20)	20

Long-term borrowings (including current portion)	(5,953)	(558)	558	(5,098)	(472)	472

Lease receivables	49	5	(5)	57	6	(6)

Interest rate swaps (including cross currency interest rate swaps)	18	2	(2)	47	5	(5)

Forward foreign exchange contracts	(40)	(41)	41	11	(78)	78

A 10% change in foreign currency exchange rates would not result in a material change to the fair value of other financial instruments.

ITEM 12: DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Fees and charges for American Depositary Receipt (ADR) holders

Citibank N.A., as depositary for the RELX PLC ADR programme, collects its fees for delivery and surrender of American Depositary Shares (ADSs) directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deductions from cash distributions or by directly billing investors or by charging the book-entry system Financial Statements of participants acting for them. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

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

From January 1, 2018 to February 20, 2019, we received a reimbursement of $345,000, net of withheld taxes, from the depositary for New York Stock Exchange listing fees, investor relations expenses and other programme related expenses, in connection with the ADR facility.

PART II

ITEM 15: CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

RELX PLC is required to comply with applicable US regulations, including the Sarbanes-Oxley Act of 2002, insofar as they apply to foreign private issuers. Accordingly, RELX PLC has established a Disclosure Committee comprising the company secretary of RELX PLC and other senior RELX managers appointed to provide assurance to the Chief Executive Officer and Chief Financial Officer of RELX PLC. The committee has reviewed and evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2018. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer of RELX PLC have concluded that the disclosure controls and procedures for RELX PLC are effective as of the end of the period covered by this report.

Management’s Annual Report on Internal Control over Financial Reporting

In accordance with Section 404 of the Sarbanes-Oxley Act, management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a —15(f) and 15d —15(f) under the Exchange Act, as amended. The internal controls over financial reporting of RELX PLC are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of the financial statements of RELX PLC would be prevented or detected.

Management conducted an evaluation of the effectiveness of its internal controls over financial reporting based on the framework in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that the internal controls over financial reporting of RELX PLC were effective as of December 31, 2018.

Certifications by the Chief Executive Officer and Chief Financial Officer of RELX PLC as required by the Sarbanes-Oxley Act are submitted as exhibits to this Form 20-F (see “Item 19: Exhibits” on pages S-3 and S-4).

Ernst & Young LLP have audited the consolidated financial statements for the fiscal year ended December 31, 2018 and have audited the effectiveness of internal controls over financial reporting as at December 31, 2018. Their report in respect of RELX is included herein.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members and Board of Directors of RELX PLC

Opinion on Internal Control over Financial Reporting

The terms “Group” or “RELX” refer collectively, to RELX PLC and its subsidiaries, associates and joint ventures. For dates and periods ended before the corporate simplification on September 8, 2018, such terms refer collectively to RELX PLC, RELX NV, RELX Group plc and its subsidiaries, associates and joint ventures.

We have audited the Group’s internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), (the COSO criteria). In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Group as at December 31, 2018, 2017 and 2016, and the related consolidated statements of income, comprehensive income, cash flows, and changes in equity for each of the three years in the period ended December 31, 2018, and the related notes of the Group and our report dated February 20, 2019 expressed an unqualified opinion thereon.

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

/s/ Ernst & Young LLP London, United Kingdom February 20, 2019

Internal Control over Financial Reporting

Management, including the Chief Executive Officer and Chief Financial Officer of RELX PLC, have reviewed whether or not during the period covered by the annual report, there have been any changes in internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the internal controls over financial reporting of RELX PLC. Based on that review, the Chief Executive Officer and Chief Financial Officer of RELX PLC have concluded that there have been no such changes.

An outline of the internal control structure is set out below.

The Board of RELX PLC has adopted a schedule of matters which are required to be brought to it for decision. During 2018, the Board of RELX PLC exercised a supervisory role over the activities and systems of internal control of the Group.

The RELX PLC Audit Committee met on a regular basis to review the systems of internal control and risk management of the Group.

Audit Committee

RELX PLC has an Audit Committee which comprise only Non-Executive directors, all of whom are independent. The Audit Committee, which meet regularly, was chaired by Ben van der Veer until April 19, 2018 and Adrian Hennah since then, the other members being Marike van Lier Lels, Carol Mills, and Suzanne Wood.

The main roles and responsibilities of the Audit Committee are set out in written terms of reference and include:

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

The Audit Committee reports to the Board on its activities identifying any matters in respect of which it considers that action or improvement is needed and making recommendations as to the steps to be taken.

The Audit Committee has explicit authority to investigate any matters within its terms of reference and has access to all resources and information that it may require for this purpose. The Audit Committee is entitled to obtain legal and other independent professional advice and has the authority to approve all fees payable to such advisers.

The terms of reference for the Audit Committee are reviewed annually and a copy is published on our website, www.relx.com. The information on our website is not incorporated by reference into this report.

ITEM 16A: AUDIT COMMITTEE FINANCIAL EXPERT

The members of RELX PLC’s Audit Committee are identified in “Item 6: Directors, Senior Management and Employees”. The members of the Board of Directors of RELX PLC have determined that the Audit Committee contains at least one financial expert within the meaning of the applicable rules and regulations of the SEC. The Audit Committee financial experts are Adrian Hennah, Suzanne Wood and Ben van der Veer (until his resignation on September 1, 2018). Each is considered independent.

ITEM 16B: CODES OF ETHICS

The Group has adopted a code of ethics (Code of Ethics and Business Conduct) that applies to all directors, officers and employees of the Group, as well as a separate code of ethics (Code of Ethics for Senior Financial Officers) that also applies to RELX PLC’s principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions (collectively, the “Senior Financial Officers”). Both of these codes of ethics are available under “Code of Ethics” of the Investor centre page at www.relx.com. The information on our website is not incorporated by reference into this report. If the Code for Senior Financial Officers is amended or a provision waived, we intend to satisfy any disclosure obligations by posting information on the internet website set forth above within five business days of such amendment or waiver. In February 2016, we amended the Code for Senior Financial Officers to address those to whom the policy applies, the reporting process and potential disciplinary actions for violations, and responsibilities regarding disclosure in financial reports and other disclosure.

ITEM 16C: PRINCIPAL ACCOUNTANT FEES AND SERVICES

The aggregate fees billed by our principal accountant, Ernst & Young LLP, are set forth in note 4 to the consolidated financial statements under the heading ‘Auditor’s remuneration’ on page 132 of the RELX Annual Report and Financial Statements 2018 and incorporated herein by reference to Exhibit 15.2.

The Audit Committee of RELX PLC has adopted policies and procedures for the pre-approval of audit and non-audit services provided by the auditors. These policies and procedures are summarised below.

The terms of engagement and scope of the annual audit of the financial statements are agreed by the Audit Committee in advance of the engagement of the auditors in respect of the annual audit. The audit fees are approved by the Audit Committee.

The auditors are not permitted to provide non-audit services that would compromise their independence or violate any laws or regulations that would affect their appointment as auditors. They are eligible for selection to provide non-audit services only to the extent that their skills and experience make them a logical supplier of the services. The Chair of the Audit Committee must pre-approve the provision of all non-audit services by the auditors and will consider SEC rules and other guidelines in determining the scope of permitted services. All assignments other than audit-related work must be specifically pre-approved by the Audit Committee in advance of commissioning the work. Aggregate non-audit fees must not exceed the annual audit fees in any given year, unless approved in advance by the Audit Committee. All of the audit and non-audit services carried out in the year ended December 31, 2018 were pre-approved under the policies and procedures summarised above.

ITEM 16E: PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

During 2018, the Group (including, prior to the corporate simplification, RELX NV) repurchased a combined total of 44.4 million ordinary shares (including 17.5 million RELX NV shares prior to the corporate simplification) for total consideration of £700 million ($938 million), to be held in treasury.

During 2018, the Employee Benefit Trust purchased 2.9 million of RELX PLC shares in order to satisfy awards under our equity-based plans as described in ‘Share Ownership’, pages 30 – 33.

	Number of ordinary shares	Average price paid per share	Total shares repurchased under publicly announced programmes	Approximate maximum value of shares that may yet be purchased under the programmes

January 2018(1)

— RELX PLC	2,357,043	1,643p	2,357,043	£14 million

— RELX NV	2,099,800	€18.40	2,099,800	€15 million

February 2018(1)(2)

— RELX PLC	3,514,872	1,494p	2,971,229	£340 million

— RELX NV	3,202,427	€16.91	2,646,266	€227 million

March 2018(2)

— RELX PLC	5,029,208	1,480p	3,917,859	£282 million

— RELX NV	4,210,415	€16.70	3,488,342	€169 million

April 2018

— RELX PLC	3,042,229	1,522p	3,042,229	£236 million

— RELX NV	2,708,661	€17.38	2,708,661	€122 million

May 2018

— RELX PLC	2,476,265	1,606p	2,476,265	£190 million

— RELX NV	2,204,763	€18.15	2,204,763	€82 million

June 2018

— RELX PLC	2,295,559	1,639p	2,295,559	£158 million

— RELX NV	2,043,884	€18.52	2,043,884	€44 million

July 2018

— RELX PLC	1,051,100	1,675p	1,051,100	£141 million

— RELX NV	936,150	€18.83	936,150	€26 million

August 2018

— RELX PLC	1,397,250	1,701p	1,397,250	£117 million

— RELX NV	1,245,300	€18.95	1,245,300	€3 million

September 2018

— RELX PLC	2,005,350	1,605p	2,005,350	£85 million

— RELX NV	132,850	€19.02	132,850	nil

October 2018(4)	2,843,050	1,535p	2,843,050	£41 million

November 2018(4)	2,288,500	1,593p	2,288,500	£5 million

December 2018(4)	299,800	1,646p	299,800	£100 million	(3)

	47,384,476		44,451,250

(1)

Includes amounts purchased under the £100 million ($134 million) non-discretionary buyback programme announced December 7, 2017 and the £600 million ($804 million) non-discretionary buyback programme announced February 15, 2018.

(2)	Includes shares purchased to satisfy awards under our equity-based plans as described in ‘share ownership’, pages 27 to 30.

(3)

On December 7, 2018 RELX PLC announced a non-discretionary buyback programme to repurchase further ordinary shares up to the value of £100 million ($134 million) in total between January 2, 2019 and February 18, 2019. A further 6.0 million RELX PLC shares have been repurchased as at February 20, 2019, under this programme. On February 21, 2019, RELX PLC announced its intention to repurchase further ordinary shares up to the value of £500 million ($670 million) over the remainder of 2019.

(4)	Only RELX PLC shares were repurchased following the completion of the corporate simplification.

ITEM 16G: CORPORATE GOVERNANCE

Details of our corporate governance practices are set out on page 47 of Item 15: Controls and Procedures.

Compliance with New York Stock Exchange Corporate Governance Rules

RELX PLC, as a company listed on the New York Stock Exchange (the “NYSE”), is subject to the listing requirements of the NYSE and the rules of the US Securities and Exchange Commission (the “SEC”). We also continually monitor our compliance with the provisions of the Sarbanes-Oxley Act of 2002 that are applicable to foreign private issuers.

As a foreign private issuer, RELX PLC is only required to comply with certain of the NYSE corporate governance rules and is in compliance with all applicable rules. The NYSE’s rules also require disclosure of any significant ways in which their corporate governance practices differ from those required of US companies under the NYSE listing standards.

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

RELX PLC has a Nominations Committee and a Corporate Governance Committee. The written terms of reference adopted by the RELX PLC Board for these committees specify purposes and responsibilities that correspond to those of a US company’s nominating/corporate governance committee under the NYSE’s listing standards. The Nominations Committee and the Corporate Governance Committee are composed entirely of Non-Executive Directors.

PART III

ITEM 17: FINANCIAL STATEMENTS

The Registrant has responded to Item 18 in lieu of responding to this Item.

ITEM 18: FINANCIAL STATEMENTS

The information set forth under the heading ‘Consolidated Financial Statements’ and ‘Notes to the consolidated financial statements’ on pages 121 to 167 of the RELX Annual Report and Financial Statements 2018 is incorporated herein by reference to Exhibit 15.2.

F-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members and Board of Directors of RELX PLC

Opinion on the Financial Statements

The terms “Group” or “RELX” refer collectively, to RELX PLC and its subsidiaries, associates and joint ventures. For dates and periods ended before the corporate simplification on September 8, 2018, such terms refer collectively to RELX PLC, RELX NV, RELX Group plc and its subsidiaries, associates and joint ventures.

We have audited the accompanying consolidated statements of financial position of the Group as of December 31, 2018, 2017 and 2016, and the related consolidated statements of income, comprehensive income, cash flows and changes in equity for each of the three years in the period ended December 31, 2018, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group at December 31, 2018, 2017 and 2016, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Group’s internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated February 20, 2019 expressed an unqualified opinion thereon.

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

/s/ Ernst & Young LLP We have served as the Group’s auditor since 2016. London, United Kingdom February 20, 2019

F-2

GLOSSARY OF TERMS

Terms used in Annual Report on Form 20-F	US equivalent or brief description

Accruals	Accrued expenses

Adjusted cash flow	Cash generated from operations plus dividends from joint ventures less net capital expenditure on property, plant and equipment and internally developed intangible assets, and excluding pension deficit payments, payments in relation to acquisition-related costs and sublease payments received

Adjusted earnings per share	Adjusted net profit attributable to RELX PLC shareholders divided by the total weighted average number of shares for the group

Adjusted net profit attributable to RELX PLC shareholders	Net profit attributable to RELX PLC shareholders before amortisation of acquired intangible assets, acquisition-related costs, net interest on net defined benefit obligation, disposals and other non-operating items, other deferred tax credits from intangible assets and exceptional tax credits

Adjusted operating margin	Adjusted operating profit expressed as a percentage of revenue. This is a key financial measure used by management to evaluate performance and allocate resources

Adjusted operating profit	Operating profit before amortisation of acquired intangible assets, acquisition related costs, and is grossed up to exclude the equity share of finance income, finance costs and taxes in joint ventures. This is a key financial measure used by management to evaluate performance and allocate resources and is presented in accordance with IFRS 8-Operating Segments

Allotted	Issued

Associate	An entity in which the Group has a participating interest and, in the opinion of the directors, can exercise significant influence on its management

Called up share capital	Issued share capital

Capital and reserves	Shareholders’ equity

Cash flow conversion	The proportion of adjusted operating profits converted into cash

Constant currency	Calculated using the previous financial year’s full-year average and hedge exchange rates

Effective tax rate on adjusted operating profit	Tax rate excluding movements on deferred tax balances not expected to crystallise in the near term, more closely aligning with cash taxes payable, and includes the benefit of deductible tax amortisation on acquired goodwill and intangible assets

EPS	Earnings per ordinary share

Free cash flow	Operating cash flow excluding the effects of interest, tax and dividends

Invested capital	Average capital employed in the year expressed at the average exchange rates for the year. Capital employed represents the net assets of the business before borrowings and derivative financial instruments and current and deferred taxes, after adding back the cumulative amortisation and impairment of acquired intangible assets and goodwill and deducting from goodwill the gross up in respect of deferred tax liabilities recognised on acquisition of intangible assets

Investments	Non-current investments

Freehold	Ownership with absolute rights in perpetuity

Interest receivable	Interest income

Interest payable	Interest expense

Net borrowings	Gross borrowings, less related derivative financial instrument assets, cash and cash equivalents and finance lease receivables

Net cash acquired	Cash less debt acquired with a business

Operating costs	Cost of sales plus selling and distribution costs plus administration and other expenses

Portfolio effects	Changes in the portfolio relating to acquisitions, disposals and assets held for sale

Prepayments	Prepaid expenses

Profit	Income

Profit attributable	Net income

Share based remuneration	Stock based compensation

Share premium account	Premiums paid in excess of par value of ordinary shares

Return on invested capital	Post tax adjusted operating profit expressed as a percentage of average capital employed. This is a key financial measure used by management

Revenue	Sales

Underlying growth	Underlying growth rates for 2017 are calculated at constant currencies, and exclude the results of all acquisitions and disposals made in both the year and prior year and assets held for sale. Underlying revenue growth rates also exclude the effects of exhibition cycling. This is a key financial measure as it provides an assessment of year on year organic growth without distortion for the impact of changes in foreign exchange rates. In 2018, the policy was updated and underlying growth rates now include the results of acquisitions starting twelve months after completion of a transaction. There were no other changes to the policy in 2018.

ITEM 19: EXHIBITS

Exhibits filed as part of this annual report, or incorporated by reference

1.1	Articles of Association of RELX PLC, reflecting the change of company name from Reed Elsevier PLC on July 1, 2015 pursuant to a special resolution dated April 23, 2015 (incorporated by reference from Exhibit 1.1 to the Annual Report on Form 20-F (File No. 001-13334) filed with the SEC on March 8, 2016)

2.1	Form of Amendment No. 1 to Amended and Restated Deposit Agreement, effective as of July 1, 2015, by and among RELX PLC, Citibank N.A., as depositary, and all Holders and Beneficial Holders of American Depositary Shares issued thereunder (incorporated by reference from Exhibit (a)(i) to the Registration Statement on Form F-6/A (File No. 333-197562) filed with the SEC on June 26, 2015)

2.2	Amended and Restated Deposit Agreement, dated as of August 1, 2014, by and among RELX PLC, Citibank N.A., as depositary, and all Holders and Beneficial Holders of American Depositary Shares issued thereunder (incorporated by reference from Exhibit (a)(ii) to the Registration Statement on Form F-6/A (File No. 333-197562) filed with the SEC on June 26, 2015)

4.1	RELX Group plc Share Option Scheme (incorporated by reference from Exhibit 4.4 to the 2003 Annual Report on Form 20-F (File No. 001-1334) filed with the SEC on March 16, 2004)

4.2	RELX Group plc Retention Share Plan (as amended on March 13, 2006) (incorporated by reference from Exhibit 4.9 on the 2006 Annual Report on Form 20-F (File No. 001-1334) filed with the SEC on March 22, 2007)

4.3	RELX Group plc Bonus Investment Plan 2010 (incorporated by reference from Exhibit 4.3 to the Registration Statement on Form S-8 (File No. 333-167058) filed with the SEC on May 25, 2010)

4.4	RELX Group plc Long-Term Incentive Plan 2013 (incorporated by reference from Exhibit 10.2 to the Registration Statement on Form S-8 (File No. 333-191419) filed with the SEC on September 27, 2013)

4.5	RELX Group plc Executive Share Option Scheme 2013 (incorporated by reference from Exhibit 10.1 to the Registration Statement on Form S-8 (File No. 333-191419) filed with the SEC on September 27, 2013)

4.6	RELX Group plc Restricted Share Plan 2014 (incorporated by reference from Exhibit 4.3 to the Registration Statement on Form S-8 (File No. 333-197580) filed with the SEC on July 23, 2014)

4.7	Service Agreement between RELX Group plc and Erik Engstrom (dated March 14, 2011) (incorporated by reference from Exhibit 4.14 to the 2012 Annual Report on Form 20-F (File No. 001-1334) filed with the SEC on March 12, 2013)

4.8	Service Agreement between RELX Group plc and Nick Luff (dated January 6, 2014) (incorporated by reference from Exhibit 4.12 to the 2014 Annual Report on Form 20-F (File No. 001-1334)) filed with the SEC on March 10, 2015)

4.9	Letter between RELX Group plc and Nick Luff (dated January 6, 2014) (incorporated by reference from Exhibit 4.13 to the 2014 Annual Report on Form 20-F (File No. 001-1334)) filed with the SEC on March 10, 2015)

4.10	RELX Group plc Restricted Share Plan 2014 (incorporated by reference from Exhibit 4.3 to the Registration Statement on Form S-8 (File No. 333-227636) filed with the SEC on October 1, 2018)

4.11	RELX Group plc Executive Share Option Scheme 2013 (incorporated by reference from Exhibit 4.4 to the Registration Statement on Form S-8 (File No. 333-227636) filed with the SEC on October 1, 2018)

4.12	RELX Group plc Long-Term Incentive Plan 2013 (incorporated by reference from Exhibit 4.5 to the Registration Statement on Form S-8 (File No. 333-227636) filed with the SEC on October 1, 2018)

8.0	List of subsidiaries, associates, joint ventures and business units

12.1	Certification Pursuant to Section 302 of Sarbanes-Oxley Act of 2002, by the Chief Executive Officer of RELX PLC

12.2	Certification Pursuant to Section 302 of Sarbanes-Oxley Act of 2002, by the Chief Financial Officer of RELX PLC

13.1	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, by the Chief Executive Officer of RELX PLC

13.2	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, by the Chief Financial Officer of RELX PLC

15.1	Independent Registered Public Accounting Firm’s Consent – Ernst & Young LLP – Consolidated Financial Statements

15.2*	Annual Report and Financial Statements 2018

15.3	Remuneration Policy Report (incorporated by reference from Exhibit 15.3 to the 2015 Annual Report on Form 20-F (File No. 001-13334) filed with the SEC on March 8, 2016)

101.1	The following financial information for RELX formatted in XBRL: (i) Consolidated Income Statement for the years ended December 31, 2018, 2017 and 2016; (ii) Consolidated Statement of Comprehensive Income for the years ended December 31, 2018, 2017 and 2016; (iii) Consolidated Statement of Cash Flows for the years ended December 31, 2018, 2017 and 2016; (iv) Consolidated Statement of Financial Position at December 31, 2018, 2017 and 2016; (v) Consolidated Statement of Changes in Equity for the years ended December 31, 2018, 2017 and 2016; and (vi) Notes to the Consolidated Financial Statements

The total amount of long-term debt securities of the Group authorised under any single instrument does not exceed 10% of the total assets of the Group. The Registrant hereby agrees to furnish to the Commission, upon its request, a copy of any instrument defining the rights of holders of long-term debt of the Group or any of the businesses for which consolidated or unconsolidated financial statements are required to be filed.

The agreements and other documents filed as exhibits to this report are not intended to provide factual information or other disclosure other than the terms of the agreements or other documents themselves, and you should not rely on them for that purpose. In particular, any representation and warranties made by the registrant in these agreements or other documents were made solely within the specific context of the relevant agreement or document and may not describe the actual state of affairs at the date they were made or at any other time.

*

Certain of the information included within Exhibit 15.2, which is provided pursuant to Rule 12b-23(a)(3) of the Exchange Act, is incorporated by reference in this Form 20-F, as specified elsewhere in this Form 20-F. With the exception of the items and pages so specified, the Annual Report and Financial Statements 2018 are not deemed to be filed as part of this Form 20-F.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this annual report on its behalf.

RELX PLC Registrant

By: /s/ E ENGSTROM E Engstrom Chief Executive Officer

By: /s/ N LUFF N Luff Chief Financial Officer

Dated: February 28, 2019