Form 20-F
period 2019-12-31
RELX PLC
filed 2020-02-20
CIK 929869

As filed with the Securities and Exchange Commission on February 20, 2020

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

Or

☑	ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

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

Henry Udow

Company Secretary

RELX PLC

1-3 Strand, London, WC2N 5JR, England

011 44 20 7166 5500

henry.udow@relx.com

(Name, telephone, e-mail and/or facsimile number and address of

Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of exchange on which registered
American Depositary Shares (each representing one RELX PLC ordinary share)	RELX	New York Stock Exchange

Ordinary shares of 14 51/116p each (the “RELX PLC ordinary shares”)		New York Stock Exchange*

3.500% Guaranteed Notes due 2023	RELX/23	New York Stock Exchange

1.300% Guaranteed Notes due 2025	RELX/25	New York Stock Exchange

4.000% Guaranteed Notes due 2029	RELX/29	New York Stock Exchange

*	Listed, not for trading, but only in connection with the listing of the applicable Registrant’s American Depositary Shares issued in respect thereof.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2019:

Number of outstanding shares

Ordinary shares of 14 51/116p each	1,931,782,622

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

THIS PAGE INTENTIONALLY BLANK

GENERAL

RELX PLC is a publicly-held entity, and owns all of the Group’s businesses.

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

Pursuant to Rule 12b-23(a) of the US Securities Exchange Act of 1934, as amended (the “Exchange Act”), certain information in this Annual Report on Form 20-F is being incorporated by reference to the RELX Annual Report and Financial Statements 2019 appended hereto as Exhibit 15.2. With the exception of the items and pages so specified, the RELX Annual Report and Financial Statements 2019 are not deemed to be filed as part of this Form 20-F.

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

PART I

ITEM 3: KEY INFORMATION

SELECTED FINANCIAL DATA

The selected consolidated financial data should be read in conjunction with, and is qualified by, the consolidated financial statements for RELX which are set forth on pages 128 to 174 of the RELX Annual Report and Financial Statements 2019 and incorporated herein by reference to Exhibit 15.2. RELX PLC is a publicly-held entity.

The consolidated financial statements are prepared in accordance with accounting policies that are in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The selected financial data as at December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017 set out below has been extracted or derived from the audited consolidated financial statements, set forth on pages 128 to 174 of the RELX Annual Report and Financial Statements 2019 and incorporated herein by reference to Exhibit 15.2. The selected financial data as at December 31, 2017, 2016 and 2015 and for the years ended December 31, 2016 and 2015 set out below has been extracted or derived from our audited financial statements, which are not included herein. The selected financial data as at a date and for any period ended before the corporate simplification on September 8, 2018 is presented on a consolidated basis for RELX PLC and RELX NV as a single reporting entity.

Consolidated Income Statement Data(1)

	For the year ended December 31,
	2019	2018	2017(5)	2016(5)	2015
	(in millions)

Amounts in accordance with IFRS:

Revenue	£7,874	£7,492	£7,341	£6,889	£5,971

Operating profit(2)	2,101	1,964	1,905	1,708	1,497

Net finance costs	(305)	(211)	(199)	(213)	(174)

Disposals and other non-operating items(3)	51	(33)	15	(36)	(11)

Profit before tax	1,847	1,720	1,721	1,459	1,312

Tax expense(4)	(338)	(292)	(65)	(301)	(298)

Net profit for the year	1,509	1,428	1,656	1,158	1,014

Net profit for the year attributable to non-controlling interests	(4)	(6)	(8)	(8)	(6)

Net profit attributable to RELX PLC shareholders	£1,505	£1,422	£1,648	£1,150	£1,008

Consolidated Statement of Financial Position Data(1)

	As at December 31,
	2019	2018	2017(5)	2016(5)	2015
	(in millions)

Amounts in accordance with IFRS:

Total assets	£13,789	£13,999	£12,632	£13,714	£11,185

Non-current borrowings	(4,354)	(4,973)	(4,491)	(4,087)	(3,278)

Net assets	2,190	2,359	2,313	2,308	2,178

Non-controlling interests	(24)	(30)	(21)	(38)	(34)

Shareholders’ equity	£2,166	£2,329	£2,292	£2,270	£2,144

(1)	The consolidated financial data is prepared in accordance with accounting policies that are in conformity with IFRS as issued by the IASB. All results relate to continuing operations.

(2)

Operating profit is stated after charging £295 million in respect of amortisation of acquired intangible assets (2018: £288 million; 2017: £314 million; 2016: £346 million; 2015: £296 million); £84 million in respect of acquisition-related costs (2018: £84 million; 2017: £56 million; 2016: £51 million; 2015: £35 million); £12 million expense in respect of taxation in joint ventures (2018: £11 million expense; 2017: £10 million expense; 2016: £10 million expense; 2015: £6 million credit) and includes finance income from joint ventures and associates of £1 million (2018: £1 million; 2017: £1 million; 2016: £1 million; 2015: nil).

(3)

Disposals and other non-operating items comprise a £26 million gain on disposal of businesses and assets held for sale (2018: £22 million loss; 2017: £10 million gain; 2016: £23 million loss; 2015: £8 million loss), no charge in respect of property provisions on disposed businesses (2018: nil; 2017: nil; 2016: nil; 2015: £11 million), and an £25 million gain relating to the revaluation of investments (2018: £11 million loss; 2017: £5 million gain; 2016: £13 million loss; 2015: £8 million gain).

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

(5)	The 2017 and 2016 results have been restated for the retrospective adoption of IFRS 9 — ‘Financial instruments’, 15 — ‘Revenue from contracts with customers’ and 16 — ‘Leases’.

Earnings per share and dividends

	For the year ended December 31,
	2019	2018	2017(3)	2016(3)	2015
	(in millions, except per share amounts)

Amounts in accordance with IFRS:

RELX PLC

Earnings per RELX PLC ordinary share	77.4p	71.9p	81.6p	55.8p	46.4p

Diluted earnings per RELX PLC ordinary share	76.9p	71.4p	81.0p	55.3p	46.0p

Dividends per RELX PLC ordinary share(1)	43.3p	40.1p	37.4p	32.55p	26.40p

Weighted average number of shares(2)	1,943.5	1,977.2	2,019.4	2,062.3	2,108.6

(1)

RELX PLC dividends paid in the year, in amounts per ordinary share, comprise a 2018 final dividend of 29.7p and 2019 interim dividend of 13.6p giving a total of 43.3p. The directors of RELX PLC have proposed a 2019 final dividend of 32.1p (2018: 29.7p; 2017: 27.7p; 2016: 25.7p; 2015: 22.30p), giving a total ordinary dividend in respect of the financial year of 45.7p (2018: 42.1p; 2017: 39.4p; 2016: 35.95p; 2015: 29.70p). Translated at the December 31, 2019 noon buying rate of $1.33 per £1.00, dividends paid in the year amount to $0.58 per ordinary share and total ordinary dividends in respect of the financial year amount to $0.61 per ordinary share.

(2)	Weighted average number of shares excludes shares held in treasury and shares held by the Employee Benefit Trust. Weighted average number of shares prior to 2018 includes RELX PLC and RELX NV shares.

(3)	The 2017 and 2016 results have been restated for the retrospective adoption of IFRS 9, 15 and 16.

RISK FACTORS

The principal and emerging risks facing our business are included below. Additional risks not presently known to us or that we currently deem immaterial may also impair our business.

Current and future economic, political and market forces, and dislocations beyond our control may adversely affect demand for our products and services.

Demand for our products and services may be adversely impacted by factors beyond our control, such as the economic environment in the United States, Europe and other major economies, international trading relations, political uncertainties, epidemics, acts of war and civil unrest, and levels of government funding available to our customers.

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

Our businesses rely extensively upon content and data from external sources. Data is obtained from public records, governmental authorities, customers and other information companies, including competitors. The disruption or loss of data sources, either because of data privacy laws or because data suppliers decide not to supply them, may impose limits on our collection and use of certain kinds of information about individuals and our ability to communicate such information effectively with our customers. Examples of data privacy laws relating to internet communications, privacy and data protection, e-commerce, information governance and use of public records include the European Union’s General Data Protection Regulation (‘GDPR’) and the California Consumer Privacy Act (‘CCPA’), as well as evolving regulation in many jurisdictions where RELX operates.

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

Our Scientific, Technical and Medical (‘STM’) primary research content, like that of most of our competitors, is sold largely on a paid subscription basis. There is continued debate in government, academic and library communities, which are the principal customers for our STM content, regarding to what extent such content should be funded instead through fees charged to authors or authors’ funders and/or made freely available in some form after a period following publication. Some of these methods, if widely adopted, could adversely affect our revenue from paid subscriptions.

We cannot assure you that there will be continued demand for our products and services.

Our businesses are dependent on the continued demand by our customers for our products and services and the value placed on them. Failure to deliver enhanced value to our customers could impact demand for our products and services and consequently adversely affect our revenue or the long-term returns from our investment in electronic product and platform initiatives.

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

The implementation and execution of our strategies and business plans depend on our ability to recruit, motivate and retain skilled employees and management. We compete globally and across business sectors for talented management and skilled individuals, particularly those with technology and data analytics capabilities. An inability to recruit, motivate or retain such people could adversely affect our business performance. Failure to recruit and develop talent regardless of gender, race, national origin or other characteristics could adversely affect our reputation and business performance.

Changes in the market values of defined benefit pension scheme assets and in the assumptions used to value defined benefit pension scheme obligations may adversely affect our businesses.

We operate a number of pension schemes around the world, including local versions of the defined benefit type in the UK and the United States. The US scheme is closed to future accruals. The UK scheme has been closed to new hires since 2010. The members who continue to accrue benefits now represent a small portion of the overall UK-based workforce. The assets and obligations associated with those pension schemes are sensitive to changes in the market values of the scheme’s investments and the market-related assumptions used to value scheme liabilities. Adverse changes to asset values, discount rates, longevity assumptions or inflation could increase funding requirements.

Changes in tax laws or uncertainty over their application and interpretation may adversely affect our reported results.

Our businesses operate globally, and our profits are subject to taxation in many different jurisdictions and at differing tax rates. The Organisation for Economic Co-operation and Development (‘OECD’) is continuing to explore changes to the way in which profits are allocated for tax purposes between jurisdictions and other reforms. As a result of the OECD’s work and other initiatives, tax laws that currently apply to our businesses may be amended by the relevant authorities or interpreted differently by them, and these changes could adversely affect our reported results.

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

As a global provider of professional information solutions to the STM, risk & business analytics, legal and exhibitions markets we, our employees and major suppliers are expected to adhere to high standards of integrity and ethical conduct, including those related to anti-bribery and anti-corruption, sanctions, competition and principled business conduct. A breach of generally accepted ethical business standards or applicable laws could adversely affect our business performance, reputation and financial condition.

Our impairment analysis of goodwill and indefinite lived intangible assets incorporates various assumptions which are highly judgmental. If these assumptions are not realized, we may be required to recognize a charge in the future for impairment.

As at December 31, 2019, goodwill on the consolidated statement of financial position amounted to £6,824 million and intangible assets with an indefinite life amounted to £114 million. We conduct an impairment test at least annually, which involves a comparison of the carrying value of goodwill and indefinite lived intangible assets by cash generating unit with estimated values in use based on latest management cash flow projections. The assumptions used in the estimation of value in use are, by their very nature, highly judgmental, and include profit growth of the business over a five-year forecast period, the long-term growth rate of the business thereafter, and related discount rates. There is no guarantee that our businesses will be able to achieve the forecasted results which have been included in the impairment tests and impairment charges may be required in future periods if we are unable to meet these assumptions.

ITEM 4: INFORMATION ON THE GROUP

BUSINESS OVERVIEW

RELX PLC is a publicly-held entity.

RELX is a global provider of information-based analytics and decision tools for professional and business customers. RELX serves customers in more than 180 countries and has offices in about 40 countries. It employs over 33,000 people, of whom almost half are in North America.

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

●	Legal provides legal, regulatory and business information and analytics that help customers increase their productivity, improve decision-making and achieve better outcomes.

●

Exhibitions is a leading global events business. It combines face-to-face with data and digital tools to help customers learn about markets, source products and complete transactions at over 500 events in almost 30 countries, attracting more than 7 million participants.

Information on revenue by geographical market is set forth in note 2 to our consolidated financial statements under the heading “Revenue and segment analysis” on page 134 to 137 of the RELX Annual Report and Financial Statements 2019 and incorporated herein by reference to Exhibit 15.2.

	Revenue Year ended December 31,
	2019		2018		2017
	(in millions, except percentages)

Scientific, Technical & Medical	£2,637	34%	£2,538	34%	£2,473	34%

Risk & Business Analytics	2,316	29	2,117	28	2,073	28

Legal	1,652	21	1,618	22	1,686	23

Exhibitions	1,269	16	1,219	16	1,109	15

Total	£7,874	100%	£7,492	100%	£7,341	100%

SCIENTIFIC, TECHNICAL & MEDICAL

The information set forth under the headings ‘Business Overview’, ‘Market opportunities’, ‘Strategic priorities’ and ‘Business model, distribution channels and competition’ on pages 12 to 15 of the RELX Annual Report and Financial Statements 2019 is incorporated herein by reference to Exhibit 15.2.

RISK & BUSINESS ANALYTICS

The information set forth under the headings ‘Business Overview’, ‘Market opportunities’, ‘Strategic priorities’ and ‘Business model, distribution channels and competition’ on pages 18 to 21 of the RELX Annual Report and Financial Statements 2019 is incorporated herein by reference to Exhibit 15.2.

LEGAL

The information set forth under the headings ‘Business Overview’, ‘Market opportunities’, ‘Strategic priorities’ and ‘Business model, distribution channels and competition’ on pages 24 to 27 of the RELX Annual Report and Financial Statements 2019 is incorporated herein by reference to Exhibit 15.2.

EXHIBITIONS

The information set forth under the headings ‘Business Overview’, ‘Market opportunities’, ‘Strategic priorities’ and ‘Business model, distribution channels and competition’ on pages 30 to 33 of the RELX Annual Report and Financial Statements 2019 is incorporated herein by reference to Exhibit 15.2.

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

HISTORY AND DEVELOPMENT

Introduction

RELX PLC was originally incorporated in 1903. In 1993, RELX PLC combined with RELX NV by contributing their respective businesses into two jointly owned companies. In 2015, the structure was simplified so that all of the businesses were owned by one jointly controlled company, RELX Group plc. In 2018, the structure was further simplified whereby RELX NV merged into RELX PLC to form a single parent company, RELX PLC. RELX PLC owns 100% of the shares in RELX Group plc, which in turn owns all of the operating businesses, subsidiaries and financing activities of the Group.

Material acquisitions and disposals

Total cash spent on acquisitions in the three years ended December 31, 2019, was £1,538 million. Cash spent on acquisitions in 2019 was £437 million (2018: £960 million; 2017: £141 million) including deferred consideration of £24 million (2018: £16 million; 2017: £13 million) on past acquisitions and spend on venture capital investments of £8 million (2018: £13 million; 2017: £10 million).

Net cash inflow in relation to disposals made in 2019, after timing differences and separation and transaction costs, was £48 million (2018: £5 million; 2017: £41 million).

Capital expenditure

Capital expenditure on property, plant, equipment and internally developed intangible assets principally relates to the development of electronic products and investment in systems infrastructure, computer equipment and office facilities. Total such capital expenditure, which was financed using cash flows generated from operations, amounted to £381 million in 2019 (2018: £365 million; 2017: £355 million). The majority of capital expenditure is incurred in the United States, the United Kingdom and the Netherlands. In 2019, there was continued investment in new products and related infrastructure. Further information on capital expenditure is included in notes 2, 15 and 17 to the consolidated financial statements under the headings ‘Revenue and segment analysis’, ‘Intangible assets’ and ‘Property, plant and equipment’ on pages 137, 154 and 156 respectively of the RELX Annual Report and Financial Statements 2019 and incorporated herein by reference to Exhibit 15.2.

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

PROPERTY, PLANT AND EQUIPMENT

We own or lease approximately 262 properties around the world as at December 31, 2019. The table below identifies the principal owned and leased properties in our property portfolio as at December 31, 2019.

Location	Principal use(s)	Floor space (square feet)

Owned properties

Alpharetta, Georgia	Office and data centre	406,000

Miamisburg, Ohio	Office	403,638

Leased properties

New York, New York	Office	451,800

Miamisburg, Ohio	Office and data centre	213,802

Sutton, England	Office	191,960

Amsterdam, Netherlands	Office	180,021

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

GOVERNMENT REGULATION

Certain of our businesses provide authorised customers with products and services such as access to public records and other information on individuals. Our businesses that provide such products and services are subject to applicable privacy and consumer information laws and regulations, including US federal and state laws and regulations, and regulations applicable to jurisdictions that are subject to or follow EU and member state regulation. Our compliance obligations vary, and may include, among other things, reasonable data security programmes, submissions of regulatory reports, providing consumers with certain notices and in some instances, correcting inaccuracies in reports available through our products. From time to time, we respond in the ordinary course to inquiries and investigations from regulators who are charged with enforcing the laws and regulations applicable to our businesses. We are also subject to the terms of consent decrees and other settlements with certain regulators in the United States. See “Item 8: Financial Information — Legal Proceedings” on page 33.

Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 (the “ITRA”), which added Section 13(r) to the Exchange Act, requires disclosures regarding certain activities relating to Iran or with persons designated pursuant to various US Presidential Executive Orders. These disclosures are required even where the activities, transactions or dealings were conducted in compliance with applicable law. We engage in a limited amount of activity with Iran (a) through our non-US affiliates and businesses, as well as (b) pursuant to authorisations — in the form of exemptions or licenses — issued by the US government. We anticipate that similar transactions or dealings may occur in the future. The ownership or control of our customers in Iran is often difficult to determine with certainty.

During 2019,

●	our Scientific, Technical & Medical business provided subscriptions to online products and print publications to a number of universities, hospitals and other entities, including those listed below;

●	our Risk & Business Analytics business provided online subscription services to a number of oil, petrochemical and other companies, including those listed below; and

●	our Exhibitions business provided exhibition space to companies including IRIB Media Trade.

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

Our aggregate revenue during the fiscal year ended December 31, 2019 attributable to these Iran-related activities was approximately £1.8 million compared to £7.1 million in 2018. We do not customarily allocate net profit on a subscription-by-subscription, individual customer or country-by-country basis. However, we estimate that our net profit during the fiscal year ended December 31, 2019 attributable to these activities was 0.02% of our net profit reported in our income statement for the fiscal year ended December 31, 2019 compared to 0.09% for the fiscal year ended December 31, 2018.

Entities that transacted with our Scientific, Technical & Medical Business in 2019

Ahvaz Jondishapour University of Medical Sciences, Aja University of Medical Sciences, Alborz University of Medical Sciences, Amirkabir University of Technology, Arak University of Medical Sciences, Ardabil University of Medical Sciences, Babol University of Medical Science, Birjand University of Medical Sciences, Bojnourd University, Boushehr University of Medical Sciences, Bu Ali Sina University, Fasa University of Medical Science, Ferdowsi University of Mashhad, Golestan University of Medical Sciences and Health Services, Gonabad University of Medical Sciences, Guilan University of Medical Sciences, Hamedan University of Medical Science, Health Electronic Library, Higher Education Center of Eghlid, Hormozgan University of Medical Sciences, Ilam University of Medical Sciences, Imam Hossein Hospital, Imam Khomeini Hospital, Imam Reza University, Iran University of Medical Sciences, Iran University of Science and Technology, Iranian Research Institute for Information Science and Technology, Isfahan University of Medical Sciences, Islamic Azad University, Islamic World Science Citation Center, Jahrom University of Medical Science, Jiroft University of Medical Sciences, Kashan University of Medical Sciences, Kerman University of Medical Sciences, Kermanshah University of Medical Sciences, Kharazmi University, KN Toosi University of Technology, Kurdistan University of Medical Sciences, Lorestan University of Medical Sciences, Maragheh University of Medical Sciences, Mashhad University of Medical Sciences, Mazandaran University of Medical Sciences, Medical University of Dezful, National Institute for Genetic Engineering and Biotechnology, North Khorasan University of Medical Sciences, Orumieh University, Persian Gulf University, Qazvin University of Medical Sciences, Qom University of Medical Sciences and Health Services, Rafsanjan University of Medical Sciences, Sabzevar University of Medical Sciences, School of Medicine & Affiliated Hospitals, School of Public Health, Semnan University, Semnan University of Medical Sciences and Health Services, Shahed University Faculty of Medical Sciences, Shaheed Beheshti University of Medical Sciences, Shahid Bahonar University of Kerman, Shahid Beheshti University, Shahid Chamran University, Shahid Rajaee Teacher Training University, Shahid Sadoughi University of Medical Sciences and Health Services, Shahrekord University, Shahrekord University of Medical Science, Shahroud University of Medical Sciences, Shariati Hospital, Shiraz University, Shiraz University of Medical Sciences, Tabriz University of Medical Sciences, Tarbiat Modares University, Tehran University of Medical Sciences, University of Isfahan, University of Kashan, University of Sistan and Baluchestan, University of Social Welfare and Rehabilitation Science, University of Tabriz, University of Tehran, Urmia University of Medical Sciences, Yasooj University of Medical Sciences Kohkiloyeh, Zabol University of Medical Sciences, Zahedan University of Medical Sciences, Zanjan University of Medical Sciences

Entities that transacted with our Risk & Business Analytics Business in 2019

Abadan Petrochemical Company, Bakhtar Commercial Company, Bakhtar Petrochemical Company, Esfahan Petrochemical Company, Excell Worldwide DMCC, Fanavaran Petrochemical Company, Ghaed Bassir Petrochemical Company, Iran Chemical Industries Investment Company, Laleh Petrochemical Company, Marun Petrochemical Company, Morvarid Petrochemical Company, National Petrochemical Company, Petro Paak Mashreq Zamin Company, Petrochemical Commercial Company, Polynar Corporation, Shazand Petrochemical Company, Tabriz Petrochemical Company, TOPCO, Yas Banafsh Tehran Trading Company, Zagros Petrochemical Company

ITEM 5: OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion does not address certain items in respect of our fiscal year ended December 31, 2017 in reliance on amendments to disclosure requirements adopted by the SEC in 2019. A discussion of our fiscal year ended December 31, 2017 may be found in “Item 5: Operating and Financial Review and Prospects” of our Annual Report on Form 20-F for the fiscal year ended December 31, 2018, filed with the SEC on February  28, 2019.

OPERATING RESULTS

The following discussion is based on the consolidated financial statements of the Group for the two years ended December 31, 2019 and 2018 which have been prepared in accordance with IFRS as issued by the IASB.

The following discussion should be read in conjunction with, and is qualified by reference to, the consolidated financial statements on pages 128 to 174 of the RELX Annual Report and Financial Statements 2019 and incorporated herein by reference to Exhibit 15.2.

The following tables analyse the Group’s revenue in each of the two years ended December 31, 2019 and 2018 by type, format and geographic market. We derive our revenue principally from subscriptions, transactional and advertising sales. Transactional sales include revenue from exhibitions. For additional information, see note 2 to the consolidated financial statements under the heading ‘Revenue and segment analysis’ on pages 134 to 137 of the RELX Annual Report and Financial Statements 2019 and incorporated herein by reference to Exhibit 15.2.

Revenue by type

Year ended December 31,

	2019		2018
	(in millions, except percentages)

Subscriptions	£4,129	52%	£3,889	52%

Transactional	3,678	47	3,521	47

Advertising	67	1	82	1

Total	£7,874	100%	£7,492	100%

Revenue by format

Year ended December 31,

	2019		2018
	(in millions, except percentages)

Electronic	£5,929	75%	£5,513	74%

Face-to-face	1,260	16	1,221	16

Print	685	9	758	10

Total	£7,874	100%	£7,492	100%

Revenue by geographic market

Year ended December 31,

	2019		2018
	(in millions, except percentages)

North America	£4,391	56%	£4,091	55%

Europe	1,800	23	1,808	24

Rest of world	1,683	21	1,593	21

Total	£7,874	100%	£7,492	100%

The cost profile of individual businesses within the Group varies and costs are controlled on an individual business unit basis. Our most significant cost item is staff costs of £2,498 million (2018: £2,350 million).

The following tables show revenue and adjusted operating profit for each of our business segments in each of the two years ended December 31, 2019 and 2018 together with the percentage change in 2019 and 2018 at both actual and constant currencies. The effect of currency movements on the 2019 results is further described separately below (see “— Effect of Currency Translation” on page 18). Adjusted operating profit is included on the basis that it is the key segmental profit measure used by management to evaluate performance and allocate resources to the business segments, as reported under IFRS 8 — ‘Operating Segments’ in note 2 to the consolidated financial statements under the heading ‘Revenue and segment analysis’ on pages 134 to 137 of the RELX Annual Report and Financial Statements 2019 and incorporated herein by reference to Exhibit 15.2. Adjusted operating profit represents operating profit before amortisation of acquired intangible assets and acquisition-related costs, and is grossed up to exclude the equity share of finance income, finance costs and taxes in joint ventures. A reconciliation of reported operating profit to adjusted operating profit is set out on page 15.

Revenue by segment, reported operating profit and adjusted operating profit by segment are as follows:

	Revenue for the year ended December 31
	2019	2018	% change
			actual rates	constant rates(1)
	(in millions, except percentages)

Scientific, Technical & Medical	£2,637	£2,538	+4%	+1%

Risk & Business Analytics	2,316	2,117	+9%	+5%

Legal	1,652	1,618	+2%	-1%

Exhibitions	1,269	1,219	+4%	+2%

Total	£7,874	£7,492	+5%	+2%

	Reported operating profit for the year ended December 31
	2019	2018	% change
			actual rates
	(in millions, except percentages)

Reported operating profit	£2,101	£1,964	+7%

	Adjusted operating profit for the year ended December 31
	2019	2018	% change
			actual rates	constant rates(1)
	(in millions, except percentages)

Scientific, Technical & Medical	£982	£942	+4%	+2%

Risk & Business Analytics	853	776	+10%	+5%

Legal	330	320	+3%	+1%

Exhibitions	331	313	+6%	+4%

Subtotal	£2,496	£2,351

Unallocated items	(5)	(5)

Total	£2,491	£2,346	+6%	+3%

(1)	Represents percentage change in 2019 over 2018 using constant currency. These rates were used in the preparation of the 2018 consolidated financial statements.

Non-GAAP financial measures

RELX uses adjusted figures, which are not defined by generally accepted accounting principles (“GAAP”) such as IFRS. Adjusted figures and underlying growth rates are presented as additional performance measures used by management, as they provide relevant information in assessing the Group’s performance, position and cash flows. We believe that these measures enable investors to track more clearly the core operational performance of the Group by separating out items of income or expenditure relating to acquisitions, disposals and capital items, and by excluding exceptional tax credits. This provides our investors with a clear basis for assessing our ability to raise debt and invest in new business opportunities.

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

The adjusted and underlying financial measures used in the results of operations discussion on pages 16 to 18 are: underlying revenue growth, adjusted operating profit, underlying adjusted operating profit growth, adjusted operating margin, underlying adjusted operating margin and adjusted net profit attributable to RELX PLC shareholders. These measures as well as certain other metrics are defined in the Glossary of Terms on pages S-1 and S-2.

Underlying revenue and adjusted operating profit growth rates are calculated at constant currencies and exclude the results of acquisitions until twelve months after purchase, disposals and assets held for sale. Underlying revenue growth rates also exclude the effects of exhibition cycling.

Adjusted operating profit excludes amortisation of acquired intangible assets, acquisition-related costs, and is grossed up to exclude the equity share of finance income, finance costs and taxes in joint ventures.

Adjusted operating margin is calculated as adjusted operating profit as a percentage of revenue. Underlying adjusted operating margin is calculated at constant currencies and excludes portfolio effects. These metrics are also defined in the glossary beginning on page S-1.

Adjusted net profit attributable to RELX PLC shareholders is reconciled to reported net profit attributable to RELX PLC shareholders in note 10 to the consolidated financial statements under the heading ‘Earnings per share’ on page 148 of the RELX Annual Report and Financial Statements 2019 and incorporated herein by reference to Exhibit 15.2. Reconciliations of all other non-GAAP financial measures to the most directly comparable measure reported under IFRS are set forth in the tables below.

In the tables below and the results of operations commentary that follows, percentage movements are calculated using the average exchange rates for the period unless otherwise stated.

Adjusted operating profit reconciles to reported operating profit as follows:

	2019	2018

	(in millions)
Reported operating profit	£2,101	£1,964

Adjustments:

Amortisation of acquired intangible assets	295	288

Acquisition-related costs	84	84

Reclassification of tax in joint ventures	12	11

Reclassification of finance income in joint ventures	(1)	(1)

Adjusted operating profit	£2,491	£2,346

The calculations of the year-on-year changes in reported revenue and underlying revenue growth are presented below:

	Revenue
	£m	% change

Year to December 31, 2017(1)	7,341

Underlying revenue growth(2)	273	+4%

Exhibition cycling	53	+1%

Acquisitions	114	+1%

Disposals	(125)	-2%

Currency effects	(164)	-2%

Year to December 31, 2018	7,492	+2%

Underlying revenue growth(2)	253	+4%

Exhibition cycling	(59)	-1%

Acquisitions	83	+1%

Disposals	(117)	-2%

Currency effects	222	+3%

Year to December 31, 2019	7,874	+5%

(1)	The 2017 results have been restated for the retrospective adoption of IFRS 9, 15 and 16.

(2)	Underlying revenue growth represents the year over year movement in reported revenue excluding the impact of the adjustments set forth in the table.

The calculations of the year-on-year changes in adjusted operating profit and underlying adjusted operating profit growth are presented below:

	Adjusted operating profit
	£m	% change

Year to December 31, 2017(1)	2,284

Underlying adjusted operating profit growth(2)	130	+6%

Acquisitions	9	0%

Disposals	(50)	-2%

Currency effects	(27)	-1%

Year to December 31, 2018	2,346	+3%

Underlying adjusted operating profit growth(2)	101	+5%

Acquisitions	16	0%

Disposals	(48)	-2%

Currency effects	76	+3%

Year to December 31, 2019	2,491	+6%

(1)	The 2017 results have been restated for the retrospective adoption of IFRS 9, 15 and 16.

(2)	Underlying adjusted operating profit growth represents the year over year movement in adjusted operating profit excluding the impact of the adjustments set forth in the table.

Results of Operations for the Year Ended December 31, 2019

Compared to the Year Ended December 31, 2018

Reported revenue was £7,874 million (2018: £7,492 million), up 5% (2018: 2%). The increase in reported revenue reflects good growth in electronic and face-to-face revenues, partially offset by continued print revenue declines. Underlying revenue growth was 4% (2018: 4%) with all four market segments contributing to underlying growth.

Reported operating costs, which comprises cost of sales, selling and distribution costs, and administration and other expenses, were £5,814 million (2018: £5,560 million), up 5% (2018: 2%). Cost of sales were £2,755 million (2018: £2,644 million), up 4% (2018: 1%) compared to 2018, lower than the overall increase in revenue. Selling and distribution costs were £1,292 million (2018: £1,191 million), up 8% (2018: 2%) and administration and other expenses were £1,767 million (2018: £1,725 million), up 2% (2018: up 3%).

Reported operating profit, which includes amortisation of acquired intangible assets and acquisition-related costs, was £2,101 million (2018: £1,964 million), an increase of 7% (2018: 3%).

Adjusted operating profit was £2,491 million (2018: £2,346 million), up 6% (2018: 3%), reflecting the benefit of process innovation across the Group.

The reported operating margin was 26.7% (2018: 26.2%). The overall adjusted operating margin of 31.6% was 0.3 percentage points higher than in the prior year. On an underlying basis, including cycling effects, the margin improved by 0.6 percentage points. Acquisitions and disposals reduced the margin by 0.3 percentage points and currency effects had no net impact on the margin.

Depreciation and amortisation of internally generated intangible assets increased to £307 million (2018: £287 million). Depreciation of right-of-use assets increased to £82m (2018: £77m).

The amortisation charge in respect of acquired intangible assets, including the share of amortisation in joint ventures, increased to £295 million (2018: £288 million), with the impact of acquisitions largely offset by disposals and assets which have become fully amortised. Acquisition-related costs were the same as the prior year, at £84 million (2018: £84 million).

Reported net finance costs were £305 million (2018: £211 million). The reported net finance costs include a charge of £99m in respect of the early redemption of bonds that were due to be repaid in October 2022.

Reported gain on disposals and other non-operating items was £51 million (2018: £33 million loss) arising largely from the disposal of certain Legal assets and venture capital investments. These gains are partly offset by an associated tax charge of £11 million (2018: £14 million credit).

Reported profit before tax was £1,847 million (2018: £1,720 million).

The reported tax charge was £338 million (2018: £292 million) including a credit of £89 million in respect of the substantial resolution of certain historical tax issues.

The reported net profit attributable to RELX PLC shareholders of £1,505 million (2018: £1,422 million) was up 6% (2018: 14% down). The adjusted net profit attributable to RELX PLC shareholders of £1,808 million (2018: £1,674 million) was up 8% (2018: 3%).

The reported earnings per share was 77.4p (2018: 71.9p).

Adjusted earnings per share were up 10% at 93.0p (2018: 84.7p). At constant rates of exchange, adjusted earnings per share increased by 7%.

Ordinary dividends paid to shareholders in the year, being the 2018 final and 2019 interim dividend, amounted to £842 million (2018: £796 million).

The final dividend proposed by the Board is 32.1p per share, 8% higher than the final dividend for the prior year. This gives total dividends for the year of 45.7p (2018: 42.1p).

During 2019, a combined total of 33.5 million of RELX PLC shares were repurchased. Total consideration for these repurchases was £600 million. A further 2.2 million shares were purchased by the Employee Benefit Trust. During 2019, 33.3 million RELX PLC shares held in treasury were cancelled. As at December 31, 2019, total shares in issue, net of shares held in treasury and shares held by the Employee Benefit Trust, amounted to 1,932 million. A further 5.0 million RELX PLC shares have been repurchased in 2020 as at February 12, 2020.

Scientific, Technical & Medical: 2019 financial performance

	2019 £m	2018 £m	Underlying growth	Portfolio changes	Currency effects	Total growth

Revenue	2,637	2,538	+2%	-1%	+3%	+4%

Adjusted operating profit	982	942	+3%	-1%	+2%	+4%

Key business trends remained positive in 2019, with underlying revenue growth in line with the prior year.

Reported revenue growth was +4% which benefitted from the strength of the US dollar versus sterling. Underlying revenue growth was +2%. The difference between constant currency and underlying growth rates reflects the impact of portfolio changes.

Adjusted operating profit growth was +4%. Underlying adjusted operating profit growth was +3%, slightly ahead of underlying revenue growth.

Electronic revenues saw continued good growth, partially offset by print declines. In primary research we continued to enhance customer value by providing broader content sets across our research offering, increasing the sophistication of our analytics, and evolving our technology platforms.

The number of article submissions to our subscription journals continued to grow strongly. Our open access publishing programme, which now includes over 370 dedicated open access journals, saw its growth rate in articles submitted and published accelerate further as we continue to gain market share.

Databases & tools continued to drive growth across our market segments through content development and enhanced machine learning and natural language processing based functionality.

Print book revenues were down in a market that declined in line with historical trends, and print pharma promotion revenues continued to decline.

In 2019 we made three small acquisitions, including 3D4Medical, a provider of advanced 3D anatomy solutions, and disposed of minor print assets.

Risk & Business Analytics: 2019 financial performance

	2019 £m	2018 £m	Underlying growth	Portfolio changes	Currency effects	Total growth

Revenue	2,316	2,117	+7%	-2%	+4%	+9%

Adjusted operating profit	853	776	+8%	-3%	+5%	+10%

Strong underlying revenue growth continued in 2019.

Reported revenue growth was +9% which benefitted from the strength of the US dollar versus sterling. Underlying revenue growth was +7%. The difference between constant currency and underlying growth reflects the impact of portfolio changes.

Adjusted operating profit growth was +10%. Underlying adjusted operating profit growth of +8% was slightly ahead of underlying revenue growth and in line with the prior year.

In Insurance, we continued to drive growth through the roll-out of enhanced analytics, the extension of data sets, and by further expansion in adjacent verticals. The US market environment for the year as a whole was less supportive than in the prior year, but improved gradually throughout 2019. International initiatives continued to progress well.

In Business Services, further development of analytics that help our customers to detect and prevent fraud and to manage risk continued to drive growth. The US and international market environment was in line with historic trends for the year as a whole after a brief period of variability at the beginning of the year.

In Data Services, organic development of innovative new products and expansion of the range of decision tools drove strong growth in all key market verticals. In Government, we continued to drive customer value through the introduction of sophisticated analytics.

In 2019 we made two small acquisitions and disposed of minor print assets. Since the year end we have completed the acquisition of ID Analytics, a provider of credit and fraud risk solutions, and agreed to acquire Emailage, a provider of email based fraud prevention solutions.

Legal: 2019 financial performance

	2019 £m	2018 £m	Underlying growth	Portfolio changes	Currency effects	Total growth

Revenue	1,652	1,618	+2%	-3%	+3%	+2%

Adjusted operating profit	330	320	+8%	-7%	+2%	+3%

Underlying revenue growth in 2019 was in line with the prior year.

Reported revenue growth was +2% which benefitted from the strength of the US dollar versus sterling. Underlying revenue growth was +2%. The difference between the constant currency and underlying growth rates reflects the impact of portfolio changes.

Adjusted operating profit growth was +3%. Underlying adjusted operating profit growth of +8% was ahead of underlying revenue growth reflecting continued efficiency gains. The increase in operating profit margin reflects ongoing process improvements as the platform transition process comes to an end.

The market environment for legal services, and for legal information providers, remained stable. Electronic revenues saw continued growth, partially offset by print declines.

The completion of the new platform roll-out has enabled the continued release of broader data sets and further application of machine learning and natural language processing technologies that enhance our research products and market leading analytics.

In 2019 we acquired a majority stake in Knowable, a US contract analytics business, and disposed of a number of small software assets.

Exhibitions: 2019 financial performance

	2019 £m	2018 £m	Underlying growth	Portfolio changes	Currency effects	Total growth

Revenue	1,269	1,219	+6%	+2%	+2%	+4%

Adjusted operating profit	331	313	-1%	+5%	+2%	+6%

Exhibitions achieved strong underlying revenue growth in 2019, in line with the prior year.

Reported revenue growth was +4% which benefitted from the strength of the US dollar versus sterling. Underlying revenue growth was +6%. After portfolio changes and six percentage points of cycling-out effects, constant currency growth was +2%.

Adjusted operating profit growth was +6%. Underlying adjusted operating profit declined by -1%, primarily reflecting cycling-out effects. Constant currency adjusted operating profit growth was +4%, and the margin increased to 26.1% after portfolio effects and integration benefits.

We continued to pursue organic growth opportunities, launching 50 new events during the year, and piloting and rolling out further data analytics initiatives. In addition we acquired Mack Brooks, a leading organiser of over 30 highly complementary events, and we made a number of minor disposals.

In 2019 market conditions were good in Europe and the US, and remained strong in China. The negative impact of venue constraints associated with the Tokyo Olympics was offset by higher growth elsewhere, supported by our active launch programme.

In 2020 the Tokyo venue constraints could negatively impact the overall divisional revenue growth rate by one or two percentage points, before the new and expanded permanent venue capacity comes on stream at the end of the year. The extent to which the novel coronavirus (2019-nCov) outbreak will impact our business in China or other regions, remains uncertain.

Critical Accounting Policies

The accounting policies of the consolidated businesses under IFRS as issued by the IASB are described within the relevant notes to the consolidated financial statements as set forth on pages 128 to 174 of the RELX Annual Report and Financial Statements 2019 and incorporated herein by reference to Exhibit 15.2. The most critical accounting policies and estimates used in determining the financial condition and results of the Group, and those requiring the most subjective or complex judgments, relate to the valuation of goodwill and acquired intangible assets, capitalisation of development spend, accounting for defined benefit pension schemes and taxation.

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

Individual businesses are subject to foreign exchange transaction exposures caused by the effect of exchange rate movements on their revenue and operating costs, to the extent that such revenue and costs are not denominated in their functional currencies. Individual businesses generally hedge their exposures at market rates through the centralised treasury department. Hedging of foreign exchange transaction exposure is the only hedging activity undertaken by the individual businesses. For further details see note 18 to the consolidated financial statements as set forth on pages 157 to 162 of the RELX Annual Report and Financial Statements 2019 and incorporated herein by reference to Exhibit 15.2.

Currency differences increased the Group’s revenue by £222 million in 2019 compared to 2018. Acquired intangible asset amortisation and acquisition-related costs are predominantly denominated in US dollars and, after these charges, currency differences increased operating profit by £64 million in 2019 compared to 2018. The majority of borrowings are denominated in US dollars and euros and, after charging net finance costs, currency differences increased profit before tax by £54 million in 2019 compared to 2018.

Recently Issued Accounting Pronouncements

Recently Issued Accounting Pronouncements are included in note 1 to the consolidated financial statements under the heading ‘Basis of preparation and accounting policies’ on page 133 of the RELX Annual Report and Financial Statements 2019 and incorporated herein by reference to Exhibit 15.2.

LIQUIDITY AND CAPITAL RESOURCES

Cash Flow

Cash flows from operating activities

The Group’s cash generated from operations in 2019 amounted to £2,724 million (2018: £2,555 million). Included in these net cash inflows are cash outflows of £63 million (2018: £77 million) relating to acquisition-related costs. A substantial proportion of revenue is received through subscription and similar advanced receipts, principally for scientific and medical journals and exhibition fees. At December 31, 2019 subscriptions and other revenues received in advance totalled £2,071 million (2018: £2,000 million).

Cash flows from investing activities

The Group’s cash outflow on the purchase of property, plant and equipment in 2019 was £47 million (2018: £56 million), while proceeds from the sale of property, plant and equipment amounted to £2 million (2018: £4 million). The cash outflow on internally developed intangible assets in 2019 was £333 million (2018: £306 million), reflecting sustained investment in new products and related infrastructure.

During 2019, the Group paid a total of £429 million (2018: £947 million) for acquisitions, including deferred consideration of £24 million (2018: £16 million) on past acquisitions and after taking account of net cash acquired of £32 million (2018: £27 million). A further £8 million (2018: £13 million) was paid on the purchase of investments during the year. During 2019, the Group paid tax of £464 million (2018: £415 million).

Cash flows from financing activities

Share repurchases by RELX PLC in 2019 were £600 million (2018: £700 million), with a further £100 million RELX PLC shares repurchased in 2020 as at February 12, 2020. On February 13, 2020, RELX PLC announced its intention to repurchase further ordinary shares up to the value of £300 million in aggregate over the remainder of 2020. In addition, the Employee Benefit Trust purchased shares totalling £37 million in 2019 (2018: £43 million). Proceeds from the exercise of share options in 2019 were £29 million (2018: £21 million).

During 2019, the Group paid ordinary dividends totalling £842 million to shareholders of RELX PLC (2018: £796 million, including payments to shareholders of RELX NV prior to the corporate simplification). Dividend payments are funded by the operating cash flow of the business after capital spend.

Debt

Borrowings as at December 31, 2019 were £6,414 million (2018: £6,365 million). Net borrowings, used in assessing the Group’s financial position, as at December 31, 2019 were £6,191 million (2018: £6,177 million), comprising gross bank and bond borrowings of £6,414 million and lease liabilities of £342 million, less cash and cash equivalents of £138 million, finance lease receivables of £33 million and £52 million of related derivative financial instrument assets. The majority of our borrowings are denominated in US dollars and euros and sterling being stronger at the end of the year reduced net borrowings when translated into sterling. Excluding currency effects, net borrowings increased by £285 million.

Net borrowings are reconciled as follows:

As at December 31	2019	2018
	£m	£m

Cash & cash equivalents	138	114

Borrowings	(6,414)	(6,365)

Related derivative financial instruments	52	25

Net finance lease receivable	33	49

Net borrowings	(6,191)	(6,177)

Liquidity

In March 2019, $950 million of dollar denominated fixed rate term debt was issued with a coupon of 4.0% and a maturity of ten years. In January 2020, $950 million of US term debt maturing in October 2022 was redeemed early, taking advantage of the make-whole election.

The Group believes that it has ample liquidity and access to debt capital markets, providing the ability to repay or refinance borrowings as they mature and to fund ongoing requirements. In addition, the Group has access to committed bank facilities aggregating $3 billion with various maturities through to 2024. At December 31, 2019 these facilities were undrawn.

Contractual Obligations

The contractual obligations of the Group relating to debt and leases at December 31, 2019 analysed by when payments are due, are summarised below.

	Total	Less than 1 year	1-3 years	3-5 years	After 5 years
	(in millions)
Short-term borrowings(1)(2)	£2,111	£2,111	£—	£—	£—
Long-term borrowings(2)	5,071	104	816	1,312	2,839

Total	£7,182	£2,215	£816	£1,312	£2,839

(1)

Short-term debt primarily comprises term debt issues maturing within one year and commercial paper, and is supported by committed bank facilities aggregating $3.0 billion with various maturities through to 2024 and by the central management of cash and cash equivalents. At December 31, 2019 the committed bank facilities were undrawn.

(2)

Short and long-term debt obligations comprise undiscounted principal and interest cash flows. Interest cash flows are calculated by reference to the contractual payment dates and the fixed interest rates (for fixed rate debt) or the relevant forecast interest rates (for floating rate debt).

Information on retirement benefit obligations is set forth in note 6 to the consolidated financial statements under the heading ‘Pension schemes’ on pages 140 to 143 of the RELX Annual Report and Financial Statements 2019 and incorporated herein by reference to Exhibit 15.2.

Off-Balance Sheet Arrangements

Except as disclosed above under “Contractual Obligations”, we have no off-balance sheet arrangements that currently have or are reasonably likely to have a material effect on RELX’s financial condition, results of operations, liquidity, capital expenditure or capital resources.

Treasury Policies

The main treasury risks faced by the Group are liquidity risk, interest rate risk, foreign currency risk and credit risk. The Board agrees overall policy guidelines for managing each of these risks. A summary of these policies is provided in note 18 to the consolidated financial statements under the heading ‘Financial Instruments’ on pages 157 to 162 of the RELX Annual Report and Financial Statements 2019 and incorporated herein by reference to Exhibit 15.2.

Financial instruments are used to finance our businesses and to hedge transactions. Our businesses do not enter into speculative transactions.

Capital and Liquidity Management

The capital structure is managed to support the Group’s objective of maximising long-term shareholder value. The Group maintains an efficient capital structure with appropriate leverage while ensuring suitable security of funding, ready access to debt and capital markets, cost-effective borrowing and flexibility to fund business and acquisition opportunities on short notice.

Over the long-term, the Group seeks to maintain cash flow conversion of 90% or higher and credit rating agency metrics that are consistent with a solid investment grade credit rating. These metrics as defined by the rating agencies include net debt to EBITDA, including and excluding pensions and leases, and various measures of cash flow as a percentage of net debt.

Net debt excluding pensions is the same as net borrowings and is shown on page 20. EBITDA is derived from net profit as follows:

	2019	2018
	(in millions)	(in millions)

Net profit for the year	£1,509	£1,428

Adjustments:

Taxation	338	292

Disposals and other non-operating items	(51)	33

Net finance costs	305	211

Amortisation of acquired intangible assets (excluding joint ventures)	294	287

Depreciation and other amortisation	389	364

Share of results of joint ventures	(41)	(32)

EBITDA	£2,743	£2,583

RELX uses the cash flow it generates to fund capital expenditure required to drive organic growth, to make selective acquisitions and to provide a growing dividend to shareholders, while retaining balance sheet strength to maintain access to cost-effective sources of borrowing. Share repurchases are undertaken to maintain an efficient balance sheet.

Further detail on our capital and liquidity management is provided in note 18 to the consolidated financial statements under the heading ‘Financial Instruments’ on pages 157 to 162 of the RELX Annual Report and Financial Statements 2019 and incorporated herein by reference to Exhibit 15.2.

SHORT-TERM BORROWINGS

The Group operates a number of commercial paper programmes that provide flexibility for funding operational requirements on a daily basis, at short notice and at competitive rates. Commercial paper is issued under both US and Euro programmes and guaranteed by RELX PLC. In addition, short-term borrowing facilities are established with local banks to support the daily requirements of businesses operating in certain countries where there may be restrictions on borrowing from affiliates. Term debt in the table below consists of borrowings with an original maturity of greater than one year and which mature within 12 months of the reporting date. These short-term borrowings were backed up at December 31, 2019 by committed bank facilities aggregating $3.0 billion with various maturities through to 2024. These facilities were undrawn at December 31, 2019. The short-term borrowing programmes are run in conjunction with term debt programmes which comprise the majority of our debt and provide the Group with security of funding.

The average amount and the average interest rate during the year have been calculated by taking the average of the amounts outstanding at each month end (translated to sterling at the respective month end rate) and the average of the interest rate applicable at each month end. Commercial paper issuance reached a maximum month end level of £1,296 million in September 2019, and short-term loans and overdrafts reached a maximum month end level of £110 million in November 2019, both as a result of movements in trading cash flows. Term debt reached a maximum month end level of £1,188 million in December 2019 as the maturity of the €550 million term debt issue expiring in September 2020 was then below 12 months and notice of early redemption had been given on the $950 million bond (previously scheduled to mature in October 2022) such that it fell due for repayment in January 2020.

Lease liabilities have been excluded from the balances below.

Short-term borrowings as at December 31,	2019 (in millions)	2019 Weighted average interest rate %	2018 (in millions)	2018 Weighted average interest rate %

Commercial paper	£683	0.7	£542	0.3

Short-term loans and overdrafts	96	3.0	144	1.5

Term debt	1,188	2.2	614	5.8

Total short-term borrowings	£1,967		£1,300

Average short-term borrowings during the year ended December 31,	2019 (in millions)	2019 Weighted average interest rate %	2018 (in millions)	2018 Weighted average interest rate %

Commercial paper	£836	0.4	£687	1.0

Short-term loans and overdrafts	58	4.4	56	3.3

Term debt	£320	1.8	£620	5.8

Maximum month end short-term borrowings	2019 (in millions)	2018 (in millions)

Commercial paper	£1,296	£1,123

Short-term loans and overdrafts	110	144

Term debt	£1,188	£834

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

RESEARCH AND DEVELOPMENT

In 2019 RELX spent £333 million (2018: £306 million) in respect of capitalised development costs. This reflects sustained investment in new products and related infrastructure across the business. This expenditure was mainly incurred in the United States, the United Kingdom and the Netherlands.

ITEM 6: DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

DIRECTORS

The information on the Directors of RELX PLC as at February 20, 2020 is set forth under the headings ‘Executive Directors’ and ‘Non-Executive Directors’ on pages 64 to 65 of the RELX Annual Report and Financial Statements 2019 and incorporated herein by reference to Exhibit 15.2.

As a general rule, Non-Executive Directors serve for an initial term of three years, and are typically expected to be available to serve for a second three-year period. If invited to do so, they may also serve for a third period of three years.

The Directors are as follows:

Name (Age)	Function

Erik Engstrom (56)	Executive Director and Chief Executive Officer

Anthony Habgood (73)	Non-Executive Chair(2)(3)(4)

Wolfhart Hauser (70)	Non-Executive Director(2)(3)(4)(5)

Adrian Hennah (62)	Non-Executive Director(1)(3)(4)

Charlotte Hogg (49)	Non-Executive Director(4)

Marike van Lier Lels (60)	Non-Executive Director(3)(4)

Nick Luff (52)	Executive Director and Chief Financial Officer

Robert MacLeod (55)	Non-Executive Director(2)(3)(4)

Linda Sanford (67)	Non-Executive Director(2)(4)

Andrew Sukawaty (64)	Non-Executive Director (1)(4)

Suzanne Wood (59)	Non-Executive Director(1)(4)

(1)	Member of the Audit Committee.

(2)	Member of the Remuneration Committee.

(3)	Member of the Nominations Committee.

(4)	Member of the Corporate Governance Committee.

(5)	Senior Independent Director, as defined by the UK Corporate Governance Code.

SENIOR MANAGEMENT

The executive officers, other than Directors, at February 20, 2020 were:

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

COMPENSATION

At the 2017 Annual General Meetings, RELX PLC and RELX NV shareholders approved a remuneration policy for Executive Directors which is incorporated herein by reference to Exhibit 15.3. The 2019 grants under the multi-year incentive plans to Executive Directors were made under this policy.

At the 2020 Annual General Meeting, proposals for a new remuneration policy will be put for approval, see pages 99 to 111 of the RELX Annual Report and Financial Statements 2019.

The policy relating to payment for loss of office of Executive Directors and Non-Executive Directors is set out on pages 5 to 6 of Exhibit 15.3 and is incorporated herein by reference.

Compensation of Executive Officers

The aggregate compensation (salary, annual incentive, benefits, pension, cash allowance in lieu of pension and dividend equivalents received in respect of shares vested during 2019 under BIP and LTIP) paid during 2019 (and in respect of the annual incentive earned in respect of 2019) to those who were executive officers (other than Directors) of RELX as at February 12, 2020 for the year ended December 31, 2019 was £2,929,383, which included contributions made to the pension plans in respect of such officers of £20,000.

The executive officers participate in an annual incentive plan (AIP) which is based on financial targets and individual key performance objectives measured over a one-year period. The resulting AIP payout comprises a cash payout in March following the end of the relevant financial year (2/3rds) and deferred shares (1/3rd) which are released to participants after three years. The 2019 aggregate compensation for executive officers includes both the cash and the deferred share elements of the 2019 AIP.

In 2019, we also granted conditional share awards to the executive officers under the LTIP (see “Share Ownership — Share Ownership by Directors and Executive Officers” below).

DIRECTORS’ REMUNERATION REPORT

The Directors’ Remuneration Report is set out on pages 88 to 111 of the RELX Annual Report and Financial Statements 2019 and is incorporated herein by reference to Exhibit 15.2.

SHARE OWNERSHIP

Executive Directors’ multi-year incentive interests

This information is set forth under the heading ‘Multi-year incentive interests’ on pages 106 to 107 of the RELX Annual Report and Financial Statements 2019 and incorporated herein by reference to Exhibit 15.2.

Equity-Based Plans

As of December 31, 2019, we operated and/or had awards outstanding under a number of equity-based plans as follows:

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

All UK employees of RELX Group plc and participating companies under its control in employment at the date of invitation are eligible to participate in the SAYE Scheme. In addition, the Directors of RELX Group plc may permit other employees of RELX Group plc and participating companies under its control to participate.

Invitations to apply for options may normally only be issued within 42 days after the announcement of our consolidated results for any period. No options may be granted more than 10 years after the approval of the scheme. A new 2013 SAYE Share Option Scheme was implemented during 2013. It replaced the 2003 SAYE Share Option Scheme, under which the final grant of options permitted within the scheme’s 10-year validity period was made during 2012.

On joining the SAYE Scheme, a save as you earn contract (a Savings Contract) must be entered with an appropriate savings body, under which savings of between £10 and £500 per month may be made to such savings body for a period of three or five years. A bonus may be payable under the Savings Contract at the end of the savings period. Bonus rates are determined by HMRC. The amount of the monthly contributions may be reduced if applications exceed the number of RELX PLC ordinary shares available for the grant of options on that occasion.

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

(b)	Netherlands convertible debenture stock arrangements

Subscriptions under this scheme ceased in 2017, but there are still option (formerly conversion) rights outstanding under this scheme. This facility consisted of an annual issue of a convertible debenture loan that was open for subscription by staff employed by our companies in the Netherlands or temporarily seconded to affiliates abroad. These convertible debenture loans had a term of 10 years and accrued interest on a quarterly basis, payable in arrears after the end of each year. During the 10-year term of the loan, employees could decide to convert their claim into RELX PLC shares at an exercise (conversion)

price equal to the share price on Euronext Amsterdam on the last dealing day of the month in which the employee subscribed for the loan (the exercise price). All remaining debenture loans, together with accrued interest up to the payment date, were repaid to bond holders in November 2019. When the loans were repaid, subsisting conversion rights became standalone option rights on substantially the same terms, with no change to the relevant exercise price and 10-year exercise (conversion) period.

The Executive Directors were not eligible to participate in this scheme.

(c)	Dutch Share Purchase Plan (DSPP)

All Dutch employees of RELX Nederland BV and participating companies under its control who are neither in their probation period nor under notice at the date of invitation and who are in receipt of salary via a Dutch payroll are entitled to participate in the DSPP. Each cycle of the DSPP operates on a standalone basis and eligibility is assessed for each cycle that is offered. The 2019 cycle of the DSPP launched in January 2019 and completed in December 2019.

Participating employees make monthly contributions out of net salary which are used to purchase RELX PLC shares, listed on Euronext Amsterdam (investment shares). Minimum and maximum annual contribution amounts apply to each cycle. In 2019, the minimum annual contribution amount was €250 and the maximum annual contribution amount was €6,000. At the end of the 2019 DSPP cycle, participants who were still in RELX employment, and who had not sold any of the investment shares purchased during the year, received matching shares from RELX equal to 20% of the investment shares purchased during 2019. Investment shares acquired under the DSPP accrue normal RELX dividends which are automatically reinvested into additional RELX PLC shares.

The Executive Directors are not eligible to participate in the DSPP.

(ii)	Executive Equity-Based Plans

Our executive equity-based plans comprise:

(a)	Long-term incentive plan (LTIP)

The LTIP applies to senior executives (including executive officers and the Executive Directors). Awards may be granted as performance share awards or nil-cost options but it is currently intended to only grant performance share awards. Awards vest subject to performance measured over three financial years. Awards may be satisfied with new issue shares, a transfer of treasury shares or shares purchased in the market, but it is currently intended to continue the existing practice of satisfying awards with shares purchased in the market. The performance measures and targets applicable to awards granted in 2019 under this plan are detailed in the table below. The vesting of awards is also subject to participants meeting a minimum shareholding requirement and continued employment (except for certain categories of approved leavers). Dividend equivalents accrue over the performance period and are paid out in cash at the end to the extent that the awards vest. Further, shares vested from awards granted to the Executive Directors in 2016 and 2017 are subject to a further six months holding period post vesting which has been increased to two years for shares vested from awards granted to the Executive Directors from 2018 onwards.

LTIP: 2019-2021 cycle

Vesting is dependent on three separate performance measures: a total shareholder return (“TSR”) measure (comprising three comparator groups), an EPS measure and a return on invested capital (“ROIC”) measure, weighted 20%:40%:40% respectively and assessed independently.(1)

Vesting percentage of each third of the TSR tranche(2)	TSR ranking within the relevant TSR comparator group
0%	below median
25%	median
100%	upper quartile

(1)

The calculation methodology for TSR, EPS and ROIC is set out in the 2013 Notices of Annual General Meeting, which can be found on our website, www.relx.com. The information on our website is not incorporated by reference into this report.

Each comparator group comprises up to 50 companies. The companies for the 2019-21 LTIP cycle were selected on the same basis as the comparator groups for prior cycles under this plan.

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

No grants under ESOS 2013 were made to Executive Directors in 2019. Outstanding unvested awards held by the executives and Directors will vest and become exercisable at the end of the relevant performance/vesting period, as applicable.

ESOS 2003 has options outstanding under it but no further options have been granted under this plan after January 1, 2013.

(c)	Bonus investment plans (BIP)

No awards were made under the BIP in 2019 and no further awards will be granted under this plan. There are unvested awards outstanding under this plan which will vest at the normal time at the end of the applicable performance period.

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

Share Options and Conditional Share Awards

At February 12, 2020 the total number of shares subject to outstanding options was:

	Number of outstanding options	Options over shares	Option price range

UK SAYE Scheme	1,975,038	RELX PLC	£9.496-13.168

Netherlands Convertible Debenture Stock Scheme	997,371	RELX PLC	€5.34-19.39

ESOS	5,644,747	RELX PLC	£4.67-19.98

	3,641,662	RELX PLC	€5.40-19.17

Share options are expected, upon exercise, to be met by the issue of new ordinary shares.

At February 12, 2020 the following conditional share awards were also outstanding:

	Number of outstanding awards	Awards over shares in

BIP*	1,010,842	RELX PLC

LTIP	6,164,936	RELX PLC

RSP	1,134,393	RELX PLC

*	Comprises RELX ordinary shares and RELX ADRs.

Share Ownership by Directors and Executive Officers

The interests of those individuals who were Directors of RELX PLC as at December 31, 2019 in the issued share capital of RELX PLC at the beginning and end of the year are shown under the heading ‘Statement of Directors’ shareholdings and other share interests’ on page 105 of the RELX Annual Report and Financial Statements 2019 and incorporated herein by reference to Exhibit 15.2.

The interests of the current Executive Directors of RELX PLC in the issued share capital of RELX PLC as at February 19, 2020 were:

	Interest in RELX PLC shares

Erik Engstrom	1,017,615	*

Nick Luff	271,316

*	Comprises ordinary shares and ADRs.

The following table indicates the total aggregate number of RELX PLC securities beneficially owned (comprising ordinary shares and ADRs) and the total aggregate number of share options (comprising ordinary shares only) and conditional share awards (comprising ordinary shares and ADRs) held by the executive officers (other than Directors) of the Company (two persons) in office as of February 12, 2020:

	RELX PLC shares	RELX PLC £ ordinary shares subject to options	RELX PLC € ordinary shares subject to options	RELX PLC conditional share awards

Executive officers (other than Directors)	517,572	95,552	99,186	396,161

The options over RELX PLC pound sterling denominated ordinary shares included in the above table are exercisable at prices ranging from £5.155 to £14.945 per share between the 3rd anniversary of their respective grant date and 2028 (except for SAYE options which will be exercisable for six months from the respective maturity date). The options over RELX PLC Euro denominated ordinary shares included in the above table are exercisable at prices ranging from €5.87 to €16.7225 per share between the 3rd anniversary of their respective grant date and 2028. The RELX PLC conditional share awards included in the above table will vest between 2020 and 2022.

In 2019, we granted a total of 129,241 conditional share awards to the executive officers under the LTIP (which is described above under “Executive Equity-Based Plans”).

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

The Board has also established the following Committees:

—	Audit — currently comprising three independent Non-Executive Directors;

—	Corporate Governance — currently comprising all Non-Executive Directors;

—	Nominations — currently comprising five Non-Executive Directors including the Chair of the Board; and

—

Remuneration — currently comprised of four Non-Executive Directors including the Chair of the Board, which is responsible for determining the remuneration policy (subject to shareholders approval) and monitoring and deciding its implementation for the Executive Directors and the Chair, and approving the remuneration for senior executives below Board level.

For additional information regarding the Board membership positions and executive officer positions within the Group, see “Directors” and “Senior Management” on page 24. Details of the membership of the Audit Committee of and details of the membership of the Remuneration Committee are given under “Directors” on page 24.

Under the articles of association of RELX PLC, one third of the Directors shall retire from office and, if they wish, make themselves available for re-election by shareholders at the Annual General Meeting. Notwithstanding these provisions in the articles of association, in accordance with the provisions of the UK Corporate Governance Code all Directors normally retire and, unless they are standing down, will offer themselves for re-election at each Annual General Meeting.

EMPLOYEES

The number of people employed is disclosed in note 5 to the consolidated financial statements under the heading ‘Personnel’ on page 139 of the RELX Annual Report and Financial Statements 2019 and incorporated herein by reference to Exhibit 15.2.

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

ITEM 7: MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

As at February 19, 2020, we had been notified by the following shareholders that they held an interest of 3% or more in voting rights(1) of the issued share capital of RELX PLC. The number of shares and percentage interests stated below are as disclosed at the date on which the interests were notified to us:

Identity of Person or Group(2)	Number of Shares	% of Class

BlackRock, Inc	155,091,407	7.84

Invesco Limited	52,329,893	4.99

(1)

Under the UK Disclosure and Transparency Rules, subject to certain limited exceptions, persons or groups with an interest of 3% or more in voting rights of the issued RELX PLC ordinary share capital are required to notify both RELX PLC and the UK Financial Conduct Authority of their interest. Shares held in treasury, which do not carry voting rights, are disclosed on page 35.

(2)

Under the UK Large and Medium-sized Companies and Groups (Financial Statements and Reports) Regulations 2008, RELX PLC is required to disclose information it is aware of regarding the identity of each person with a significant direct or indirect holding of securities in RELX PLC as at the financial year end.

As far as RELX PLC is aware, except as disclosed herein, it is neither directly or indirectly owned nor controlled by one or more corporations or by any government.

There were no material or unusual transactions between RELX and any of the entities listed above.

At December 31, 2019 there were 70 ordinary shareholders, including the depositary for RELX PLC’s ADR programme, with a registered address in the United States, representing less than 0.01% of shares issued.

RELX PLC is not aware of any arrangements the operation of which may at a subsequent date result in a change in control of RELX PLC. The major shareholders of RELX PLC do not have different voting rights to other ordinary shareholders.

RELATED PARTY TRANSACTIONS

Transactions with joint ventures and key management personnel, comprising the Executive and Non-Executive Directors of RELX PLC, are set out in note 26 to the consolidated financial statements under the heading ‘Related party transactions’ on pages 168 to 169 of the RELX Annual Report and Financial Statements 2019 and is incorporated herein by reference to Exhibit 15.2.

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

LEGAL PROCEEDINGS

Various of RELX PLC’s subsidiaries operating in the United States have been the subject of legal proceedings and federal and state regulatory actions relating to data security incidents, pursuant to which unauthorised persons were alleged to have obtained personal information from our databases, or alleged non-compliance with privacy laws regarding the obtaining and disclosure by such subsidiaries of information without the consent of the individuals involved. The principal actions and investigations have been settled, with the substantial portion of cash payments agreed to be paid by these subsidiaries being reimbursed by insurance and third-party indemnities. The settlements generally require comprehensive data security programmes, submissions of regulatory reports and on-going monitoring by independent third parties to ensure our compliance with the terms of those settlements. While the costs of such on-going monitoring will be borne by us, neither the costs of compliance nor the costs of such on-going monitoring are expected to have a material adverse effect on our financial position or the results of our operations.

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

Company’s Objects

RELX PLC’s objects are unrestricted.

Share Capital

As at December 31, 2019 issued ordinary share capital comprised 1,980.8 million shares of 14 51/116 p. At December 31, 2019 shares held in treasury totalled 49.0 million. Of these, 6.7 million ordinary shares were held by the Employee Benefit Trust and 42.3 million ordinary shares were held in treasury by RELX PLC. During 2019, RELX PLC bought back a total of 33.5 million ordinary shares to be held in treasury pursuant to the authority given by shareholders at the Annual General Meeting held on April 25, 2019 and the previous authority given by shareholders at the Annual General Meeting held on April 19, 2018. On December 5, 2019, RELX PLC cancelled 33.3 million ordinary shares held in treasury. These share purchases and cancellations are reflected in the number of ordinary shares held in treasury at December 31, 2019. All share capital is fully paid up.

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

Dividend Rights

Subject to the provisions of the Act, the shareholders may by ordinary resolution declare a dividend no larger than the amount recommended by the Board requiring a simple majority of the votes cast. Interim dividends may also be payable if the Board deems that there is sufficient profit available for distribution. Except as otherwise provided by the rights attached to the shares, all dividends shall be declared and paid according to the amounts paid up on the shares on which the dividend is declared. No dividend payable in respect of a share shall bear interest against RELX PLC, unless otherwise provided by the rights attached to the share.

Dividends may only be paid if RELX PLC has profits available for distribution. “Profits available for distribution” is defined in the Act as “accumulated, realised profits, so far as not previously utilised by distribution or capitalisation, less accumulated, realised losses, so far as not previously written off in a reduction or reorganisation of capital duly made.” RELX PLC is not permitted to pay dividends out of share capital, which includes share premium. Profits available for distribution are determined in accordance with generally accepted accounting principles at the time the relevant accounts are prepared. RELX PLC will not be permitted to make a distribution if, at the time the proposed dividend is to be made, the amount of its net assets is less than the aggregate of its called-up share capital and undistributable reserves, or if the proposed dividend will reduce the net assets below such amount.

Dividends may be paid in cash, or (subject to shareholder approval and to the procedure set out in the Articles) by way of a distribution of assets, including, without limitation, paid up shares or debentures of another body corporate or further issuance of fully paid-up RELX PLC Shares.

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

General meetings of shareholders

Under the PLC Articles, a resolution put to the vote of a general meeting will be decided on a show of hands unless a vote by poll is duly demanded.

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

Voting rights

On a vote on a resolution by way of a show of hands, every shareholder or duly appointed proxy who is present at the general meeting in person has one vote. On a vote on a resolution by way of a poll every shareholder present in person or by proxy has one vote for every RELX PLC Share of which he, she or it is the holder.

In the case of joint holders of a RELX PLC Share, the vote of the senior shareholder who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the other joint holders. For this purpose, seniority shall be determined by the order in which the names of the holders are listed in the register of shareholders.

Subject to the provisions of the Act, a poll may be demanded by: (i) the chair of the meeting; (ii) at least five shareholders present in person or by proxy having the right to vote on the resolution (except on the election of the chair of the meeting or on a question of adjournment); (iii) any shareholder or shareholders present in person or by proxy representing not less than 10% of the total voting rights of all the shareholders having the right to vote on the resolution (excluding any voting rights attached to any RELX PLC Shares held as treasury shares); or (iv) any shareholder or shareholders present in person or by proxy holding shares conferring a right to vote on the resolution, being shares on which an aggregate sum has been paid up equal to not less than 10% of the total sum paid up on all shares conferring that right (excluding any shares conferring a right to vote on the resolution which are held as treasury shares).

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

For Directors who do not hold an executive position in RELX PLC, their ordinary remuneration shall not exceed in aggregate £500,000 per annum or such higher amount as RELX PLC may determine by ordinary resolution from time to time (and on June 27, 2018, an ordinary resolution was passed to increase such amount to £2,000,000 per annum). Each Director shall be paid a fee for their services which is deemed to accrue from day to day at such rate as determined by the Board.

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

Borrowing powers

Subject to the Act, the Board may exercise all the powers of RELX PLC to borrow money, guarantee, indemnify, mortgage or charge its undertaking, property, assets (present and future) and uncalled capital and to issue debentures and other securities whether outright or as collateral security for any debt, liability or obligation of RELX PLC or of any third party. Without the authority of an ordinary resolution the directors are prohibited from borrowing in excess of an amount equal to the higher of (i) eight thousand million pounds; and (ii) two and a half times the adjusted total of capital and reserves.

Indemnity

Subject to the Act, without bar to any other existing indemnity entitlements, RELX PLC may use its assets to indemnify a Director against liability incurred through negligence, default, breach of duty or breach of trust in relation to RELX PLC’s affairs.

Redemption provision

Subject to the provisions of the Act, and without prejudice to any rights attached to any existing shares or class of shares, shares may be issued which are to be redeemed or are to be liable to be redeemed at the option of RELX PLC or the holder. The board may determine the terms, conditions and manner of redemption of shares provided that it does so before the shares are allotted.

Capital call provision

Subject to the terms of allotment, the board may from time to time make calls on the members in respect of any moneys unpaid on their shares (whether in respect of nominal value or premium). Each member shall (subject to receiving at least 14 clear days’ notice specifying when and where payment is to be made) pay to RELX PLC the amount called on his shares as required by the notice. A call may be required to be paid by instalments. A call may be revoked in whole or part and the time fixed for payment of a call may be postponed in whole or part as the board may determine. A person on whom a call is made shall remain liable for calls made on him notwithstanding any subsequent transfer of the shares in respect of which the call was made. A call shall be deemed to have been made at the time when the resolution of the board authorising the call was passed. The joint holders of a share shall be jointly and severally liable to pay all calls in respect of it.

If a call or any instalment of a call remains unpaid in whole or in part after it has become due and payable the person from whom it is due and payable shall pay interest on the amount unpaid from the day it became due and payable until it is paid. The interest shall be paid at the rate fixed by the terms of allotment of the relevant share or in the notice of the call or, if no rate is fixed, at such rate, not exceeding 15% per annum or, if higher, the appropriate rate (as defined in the Act), as may be determined by the board. The board shall be at liberty to waive payment of such interest wholly or in part in respect of any individual member.

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

TAXATION

The following discussion is a summary under present law and tax authority practice of the material UK and US federal income tax considerations relevant to the purchase, ownership and disposal of RELX PLC ordinary shares or ADSs. This discussion applies to you only if you are a US holder, you hold your ordinary shares or ADSs as capital assets and you use the US dollar as your functional currency. It does not address the tax treatment of US holders subject to special rules, such as banks and other financial institutions, dealers or traders in securities or currencies, insurance companies, real estate investment trusts, regulated investment companies, traders in securities that elect to mark-to-market, tax-exempt entities, persons liable for alternative minimum tax, partnerships or other pass-through entities for US federal income tax purposes, holders which own (actually or constructively) 10% or more of RELX PLC shares (as measured by vote or value), persons holding ordinary shares or ADSs as part of a hedging, straddle, conversion or constructive sale transaction, or persons that are resident or domiciled in the UK (or who have ceased to be resident in the UK or became treated as resident outside the UK for the purpose of a double tax treaty within the past five years of assessment). The summary also does not discuss the US federal alternative minimum tax or the tax laws of particular states or localities in the US.

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

UK Stamp Duty and Stamp Duty Reserve Tax

Current UK law includes a provision whereby UK stamp duty reserve tax (SDRT) or UK stamp duty is payable upon the transfer or issue of RELX PLC ordinary shares to the depositary in exchange for RELX PLC ADSs evidenced by ADRs. For this purpose, the current rate of stamp duty and SDRT is 1.5%, applied, in each case, to: (i) the issue price when the ordinary shares are issued; (ii) the amount or value of the consideration where shares are transferred for consideration in money or money’s worth; or (iii) the value of the ordinary shares in any other case. Following litigation, HMRC have accepted that they will no longer seek to apply the 1.5% SDRT charge on an issue of shares into a clearance service or depositary receipt system (or a transfer of shares into a clearance service or depositary receipt system, where such transfer is integral to the raising of capital by the company concerned) on the basis that the charge is not compatible with EU law. The UK government announced on November 22, 2017 as part of its Autumn Budget that it will not reintroduce such 1.5% charge once the UK leaves the EU in 2020. Accordingly, no UK SDRT or UK stamp duty is payable upon the issue of RELX PLC shares to the depositary in exchange for RELX PLC ADSs evidenced by ADRs (or upon the transfer of RELX PLC shares to the depositary in exchange for RELX PLC ADSs evidenced by ADRs, where such transfer is integral to the raising of capital by RELX PLC). HMRC’s view is that the 1.5% SDRT or stamp duty charge will continue to apply to a transfer of shares into a clearance service or depositary receipt system, where such transfer is not an integral part of the raising of capital by the company concerned. Further litigation indicates that certain transfers of legal title to clearance services in connection with listing, but not integral to a new issue, are not chargeable. In view of the continuing uncertainty, specific professional advice should be sought before incurring a 1.5% stamp duty or stamp duty reserve tax charge in any circumstance.

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

Net finance costs are exposed to interest rate fluctuations on borrowings, cash and cash equivalents. Upward fluctuations in interest rates increase the interest cost of floating rate borrowings whereas downward fluctuations in interest rates decrease the interest earned on floating rate cash and cash equivalents. Interest expense payable on fixed rate borrowings is protected against upward movement in interest rates but does not benefit from downward shifts. Our companies engage in foreign currency denominated transactions and are therefore subject to exchange rate risk on such transactions. Net finance costs are also exposed to changes in the fair value of derivatives (as a result of interest and exchange rate fluctuations) which are not part of a designated hedging relationship under IFRS 9 — ‘Financial Instruments’, and to ineffectiveness that may arise on designated hedging relationships. Our management of this interest rate risk and foreign exchange rate risk is described below.

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

Our management of the above market risks is described in further detail in note 18 to the consolidated financial statements under the heading ‘Financial Instruments’ on pages 157 to 162 and in note 22 under the heading ‘Borrowings’ on pages 164 to 165 of the RELX Annual Report and Financial Statements 2019 and incorporated herein by reference to Exhibit 15.2.

Management of Interest Rate Risk and Foreign Exchange Rate Risk

We seek to manage our risk to movements in interest and exchange rates by means of derivative financial instruments, including interest rate swaps and forward foreign exchange contracts. We only enter into derivative financial instruments to hedge (or reduce) the underlying risks described above.

We enter into interest rate swaps in order to achieve an appropriate balance between fixed and floating rate borrowings, cash and cash equivalents and to manage the risk associated with movements in interest rates. Interest rate swaps are used to hedge the effects of fluctuating interest rates on floating rate borrowings, cash and cash equivalents by allowing us to fix the interest rate on a notional principal amount equal to the principal amount of the underlying floating rate cash, cash equivalents or borrowings being hedged. They are also used to swap fixed rate long term borrowings to floating rate. Such swaps may be used to swap an entire fixed rate bond for floating rate for its full term or they may be used to swap a portion of the principal amount or a portion of the term of the borrowing to floating rate. Similarly, we use forward foreign exchange contracts to hedge the transactional exposure arising from exchange rate movements on our foreign currency revenue and operating costs.

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

Sensitivity Analysis

The following analysis sets out the sensitivity of the fair value of our financial instruments to selected changes in interest rates and exchange rates. The range of changes represents our view of the changes that are reasonably possible over a one-year period.

The fair values of interest rate swaps and forward foreign exchange contracts set out below represent the replacement costs calculated using market rates of interest and exchange at December 31, 2019. The fair value of long-term borrowings has been calculated by discounting expected future cash flows at market rates.

Our use of financial instruments and our accounting policies for financial instruments are described more fully in note 18 to the consolidated financial statements under the heading ‘Financial Instruments’ on pages 157 to 162 of the RELX Annual Report and Financial Statements 2018 and are incorporated herein by reference to Exhibit 15.2.

(a) Interest Rate Risk

The following sensitivity analysis assumes an immediate 100 basis point change in interest rates for all currencies and maturities from their levels at December 31, 2019 with all other variables held constant.

Financial Instrument	Fair Value December 31, 2019	Fair Value Change		Fair Value December 31, 2018	Fair Value Change
		+100 basis points	-100 basis points		+100 basis points	-100 basis points
	(In millions)			(In millions)

Short-term borrowings	£(779)	—	—	£(686)	—	—

Long-term borrowings (including current portion)	(5,959)	255	(276)	(5,953)	241	(260)

Interest rate swaps (swapping fixed rate to floating)	45	(75)	79	18	(101)	108

Interest rate swaps (swapping floating rate to fixed)	(1)	1	(1)	—	—	—

A 100 basis point change in interest rates would not result in a material change to the fair value of other financial instruments.

At December 31, 2019, 46% of gross borrowings were at fixed rate. A 100 basis point reduction in interest rates would result in an estimated decrease in net finance costs of £31 million (2018: £32 million), based on the composition of financial instruments including cash, cash equivalents, bank loans and commercial paper borrowings at December 31, 2019. A 100 basis points rise in interest rates would result in an estimated increase in net finance costs of £31 million (2018: £32 million).

(b) Foreign Exchange Rate Risk

The following sensitivity analysis assumes an immediate 10% change in all foreign currency exchange rates against sterling from their levels at December 31, 2019 with all other variables held constant. A +10% change indicates a strengthening of the currency against sterling and a -10% change indicates a weakening of the currency against sterling.

Financial Instrument	Fair Value December 31, 2019	Fair Value Change		Fair Value December 31, 2018	Fair Value Change
		+10%	-10%		+10%	-10%
	(In millions)			(In millions)

Cash and cash equivalents	£138	£14	£(14)	£114	£11	£(11)

Short-term borrowings	(779)	(78)	78	(686)	(37)	37

Long-term borrowings (including current portion)	(5,959)	(589)	589	(5,953)	(558)	558

Lease receivables	33	3	(3)	49	5	(5)

Interest rate swaps (including cross currency interest rate swaps)	44	4	(4)	18	2	(2)

Forward foreign exchange contracts	3	9	(9)	(40)	(41)	41

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

From January 1, 2019 to February 19, 2020, we received a reimbursement of $175,000, net of withheld taxes, from the depositary for New York Stock Exchange listing fees, investor relations expenses and other programme related expenses, in connection with the ADR facility.

PART II

ITEM 15: CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

RELX PLC is required to comply with applicable US regulations, including the Sarbanes-Oxley Act of 2002, insofar as they apply to foreign private issuers. Accordingly, RELX PLC has established a Disclosure Committee comprising the company secretary of RELX PLC and other senior RELX managers appointed to provide assurance to the Chief Executive Officer and Chief Financial Officer of RELX PLC. The committee has reviewed and evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2019. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer of RELX PLC have concluded that the disclosure controls and procedures for RELX PLC are effective as of the end of the period covered by this report.

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

Management conducted an evaluation of the effectiveness of its internal controls over financial reporting based on the framework in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that the internal controls over financial reporting of RELX PLC were effective as of December 31, 2019.

Certifications by the Chief Executive Officer and Chief Financial Officer of RELX PLC as required by the Sarbanes-Oxley Act are submitted as exhibits to this Form 20-F (see “Item 19: Exhibits” on pages S-3 and S-4).

Ernst & Young LLP have audited the consolidated financial statements for the fiscal year ended December 31, 2019 and have audited the effectiveness of internal controls over financial reporting as at December 31, 2019. Their report in respect of RELX is included herein.

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

We have audited the Group’s internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), (the COSO criteria). In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Group as at December 31, 2019 and 2018, and the related consolidated statements of income, comprehensive income, cash flows, and changes in equity for each of the three years in the period ended December 31, 2019, and the related notes of the Group and our report dated February 12, 2020 expressed an unqualified opinion thereon.

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

/s/ Ernst & Young LLP London, United Kingdom February 12, 2020

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

The Board of RELX PLC has adopted a schedule of matters which are required to be brought to it for decision. During 2019, the Board of RELX PLC exercised a supervisory role over the activities and systems of internal control of the Group.

The RELX PLC Audit Committee met on a regular basis to review the systems of internal control and risk management of the Group.

Audit Committee

RELX PLC has an Audit Committee which comprise only Non-Executive directors, all of whom are independent. The Audit Committee, which meets regularly, was chaired by Adrian Hennah, the other members being Marike van Lier Lels (until her resignation on June 6, 2019), Carol Mills (until her resignation on April 25, 2019), Andrew Sukawaty (from June 6, 2019) and Suzanne Wood.

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

ITEM 16A: AUDIT COMMITTEE FINANCIAL EXPERT

The members of RELX PLC’s Audit Committee are identified in “Item 6: Directors, Senior Management and Employees”. The members of the Board of Directors of RELX PLC have determined that the Audit Committee contains at least one financial expert within the meaning of the applicable rules and regulations of the SEC. The Audit Committee financial experts are Adrian Hennah and Suzanne Wood. Both are considered independent.

ITEM 16B: CODES OF ETHICS

The Group has adopted a code of ethics (Code of Ethics and Business Conduct) that applies to all directors, officers and employees of the Group, as well as a separate code of ethics (Code of Ethics for Senior Financial Officers) that also applies to RELX PLC’s principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions (collectively, the “Senior Financial Officers”). Both of these codes of ethics are available under “Code of Ethics” of the Investor centre page at www.relx.com. The information on our website is not incorporated by reference into this report. If the Code for Senior Financial Officers is amended or a provision waived, we intend to satisfy any disclosure obligations by posting information on the internet website set forth above within five business days of such amendment or waiver. In February 2016, we amended the Code for Senior Financial Officers to address those to whom the policy applies, the reporting process and potential disciplinary actions for violations, and responsibilities regarding disclosure in financial reports and other disclosures.

ITEM 16C: PRINCIPAL ACCOUNTANT FEES AND SERVICES

The aggregate fees billed by our principal accountant, Ernst & Young LLP, are set forth in note 4 to the consolidated financial statements under the heading ‘Auditor’s remuneration’ on page 139 of the RELX Annual Report and Financial Statements 2019 and incorporated herein by reference to Exhibit 15.2.

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

The auditors are not permitted to provide non-audit services that would compromise their independence or violate any laws or regulations that would affect their appointment as auditors. They are eligible for selection to provide non-audit services only to the extent that their skills and experience make them a logical supplier of the services. The Chair of the Audit Committee must pre-approve the provision of all non-audit services by the auditors and will consider SEC rules and other guidelines in determining the scope of permitted services. All assignments other than audit-related work must be specifically pre-approved by the Audit Committee in advance of commissioning the work. Aggregate non-audit fees must not exceed the annual audit fees in any given year, unless approved in advance by the Audit Committee. All of the audit and non-audit services carried out in the year ended December 31, 2019 were pre-approved under the policies and procedures summarised above.

ITEM 16E: PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

During 2019, the Group repurchased a total of 33.5 million ordinary shares for total consideration of £600 million ($768 million), to be held in treasury.

During 2019, the Employee Benefit Trust purchased 2.2 million RELX PLC shares in order to satisfy awards under our equity-based plans as described in ‘Share Ownership’, pages 27 to 30.

	Number of ordinary shares	Average price paid per share	Total shares repurchased under publicly announced programmes	Approximate maximum value of shares that may yet be purchased under the programmes

January 2019(1)	3,922,000	1,651p	3,922,000	£	£35 million

February 2019(2)(3)	4,154,163	1,745p	3,241,356	£	£479 million

March 2019(3)	5,303,997	1,652p	4,035,300	£	£412 million

April 2019	4,490,287	1,696p	4,490,287	£	£336 million

May 2019	4,119,563	1,790p	4,119,563	£	£262 million

June 2019	3,264,019	1,908p	3,264,019	£	£200 million

July 2019	2,950,480	1,962p	2,950,480	£	£142 million

August 2019	1,687,100	1,948p	1,687,100	£	£109 million

September 2019	1,704,500	1,922p	1,704,500	£	£77 million

October 2019	1,989,229	1,840p	1,989,229	£	£40 million

November 2019	1,869,500	1,868p	1,869,500	£	£5 million

December 2019	270,673	1,841p	270,673	£	£100 million	(4)

	35,725,511		33,544,007

(1)	Includes amounts purchased under the £100 million ($128 million) non-discretionary buyback programme announced December 7, 2018.

(2)

Includes amounts purchased under the £100 million ($128 million) non-discretionary buyback programme announced December 7, 2018 and the £500 million ($640 million) non-discretionary buyback programme announced February 21, 2019.

(3)	Includes shares purchased to satisfy awards under our equity-based plans as described in ‘Share Ownership’, pages 27 to 30.

(4)

On December 6, 2019 RELX PLC announced a non-discretionary buyback programme to repurchase further ordinary shares up to the value of £100 million ($128 million) in total between January 2, 2020 and February 10, 2020. A further 5.0 million RELX PLC shares have been repurchased as at February 12, 2020, under this programme. On February 13, 2020, RELX PLC announced its intention to repurchase further ordinary shares up to the value of £300 million ($384 million) over the remainder of 2020.

ITEM 16G: CORPORATE GOVERNANCE

Details of our corporate governance practices are set out on page 45 of Item 15: Controls and Procedures.

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

We follow UK corporate governance practice, which does not differ significantly from the NYSE corporate governance standards for foreign private issuers. We believe that our corporate governance practices do not differ in any significant way from those required to be followed by US companies under the NYSE corporate governance listing standards.

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

ITEM 18: FINANCIAL STATEMENTS

The information set forth under the heading ‘Consolidated Financial Statements’ and ‘Notes to the consolidated financial statements’ on pages 128 to 174 of the RELX Annual Report and Financial Statements 2019 is incorporated herein by reference to Exhibit 15.2.

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

We have audited the accompanying consolidated statements of financial position of the Group as of December 31, 2019 and 2018, and the related consolidated statements of income, comprehensive income, cash flows and changes in equity for each of the three years in the period ended December 31, 2019, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group at December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Group’s internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated February 12, 2020 expressed an unqualified opinion thereon.

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Uncertain tax positions

Description of the Matter

As described in note 9 to the consolidated financial statements, the Group is subject to tax in numerous jurisdictions. Its operational structure gives rise to potential tax exposures that require management to exercise judgement in making determinations as to the amount of tax that is payable. The Group reports cross-border transactions undertaken between subsidiaries on an arm’s-length basis in tax returns in accordance with Organisation for Economic Co-operation and Development (OECD) guidelines. Transfer pricing relies on the exercise of judgement and it is reasonably possible for there to be a significant range of potential outcomes.

The Group is subject to tax authority audits in multiple jurisdictions at any point in time and has a number of open tax enquiries. As a result, it has recognised a number of provisions against uncertain tax positions, the valuation of which requires significant assumptions and judgement, as described in note 9. We focused on this area due to the subjectivity in the quantification of the provision and the judgement around the trigger for recognition or release impacting the provision and the effective tax rate.

How We Addressed the Matter in Our Audit

Our procedures included obtaining an understanding of the tax provisioning processes and evaluating their design, as well as testing internal controls over the tax provisioning process. For example, we tested controls over management’s review of the uncertain tax position provisions recorded, including the controls over the development of significant assumptions and judgments.

Our procedures on the uncertain tax positions were performed with support from professionals with specialised skills. Procedures included, among others (i) meeting with members of management responsible for tax to understand the Group cross-border transactions, status of significant provisions, and any changes to management’s judgements in the year; (ii) reading correspondence with tax authorities and external advisors to inform our assessment of recorded estimates and evaluate the completeness of the provisions recorded; (iii) independently assessing management’s significant assumptions and judgements to record or release provisions following tax audits, settlements and the expiry of timeframes with reference to other similar tax positions the Group has historically held and our knowledge of developments in the jurisdictions in which RELX maintain tax provisions; (iv) testing the underlying schedules for arithmetic accuracy, as well as with reference to applicable tax laws; and (v) evaluating the adequacy of tax disclosures.

Internally developed intangible assets

Description of the Matter

The Group capitalised internally developed intangible assets of £333 million in 2019 and has a net book value of £1,264 million as of December 31, 2019. As described in note 15 to the consolidated financial statements, the capitalisation of costs related to the development of new products and business infrastructure, together with the economic useful lives applied to the resulting assets, requires the exercise of significant judgement.

We focused on this area as it is inherently judgemental with respect to technical feasibility, intention and ability to complete the intangible asset, ability to use or sell the asset, ability to generate future economic benefits and ability to measure the costs reliably. As a result these expenditures may be inappropriately capitalised, amortised or valued.

How We Addressed the Matter in Our Audit

We performed audit procedures over internally developed intangible assets. Procedures included obtaining an understanding of the processes which support the expenditure and subsequent capitalisation of internally developed intangible assets and evaluating their design, as well as testing controls for the capitalisation of internally generated intangible assets.    For example, we tested controls over management’s review and approval of new capital projects and the capitalisation criteria for costs incurred for the projects.

Additionally, procedures included, among others (i) assessing the accounting policy and methodology for capitalisation of expenditures; (ii) evaluating the accuracy and valuation of amounts capitalised to assess that costs are directly attributable and necessary to create, produce, and prepare the asset to be capable of operating in the manner intended by management, which was done by assessing if capitalised costs related to an authorised capital project and met the criteria to be capitalised; and (iii) assessing the useful lives adopted based on related business cases and historical experience.

/s/ Ernst & Young LLP We have served as the Group’s auditor since 2016. London, United Kingdom February 12, 2020

GLOSSARY OF TERMS

Terms used in Annual Report on Form 20-F	US equivalent or brief description

Accruals	Accrued expenses

Adjusted cash flow	Cash generated from operations plus dividends from joint ventures less net capital expenditure on property, plant and equipment and internally developed intangible assets, repayment of lease principal and excluding pension deficit payments, payments in relation to acquisition-related costs and sublease payments received

Adjusted earnings per share	Adjusted net profit attributable to RELX PLC shareholders divided by the weighted average number of shares

Adjusted net profit attributable to RELX PLC shareholders	Net profit attributable to RELX PLC shareholders before amortisation of acquired intangible assets, acquisition-related costs, net interest on the net defined benefit obligation, disposals and other non-operating items, other deferred tax credits from intangible assets and exceptional tax credits

Adjusted operating margin	Adjusted operating profit expressed as a percentage of revenue. This is a key financial measure used by management to evaluate performance and allocate resources

Adjusted operating profit	Operating profit before amortisation of acquired intangible assets, acquisition related costs, and grossed up to exclude the equity share of finance income, finance costs and taxes in joint ventures. This is a key financial measure used by management to evaluate performance and allocate resources and is presented in accordance with IFRS 8 — ‘Operating Segments’

Allotted	Issued

Associate	An entity in which the Group has a participating interest and, in the opinion of the directors, can exercise significant influence on its management

Called-up share capital	Issued share capital

Capital and reserves	Shareholders’ equity

Cash flow conversion	The proportion of adjusted operating profits converted into cash

Constant currency	Calculated using the previous financial year’s full-year average and hedge exchange rates

Effective tax rate on adjusted operating profit	Tax rate excluding movements in deferred taxation assets and liabilities related to goodwill and acquired intangible assets, but includes the benefit of tax amortization where available on those items

EPS	Earnings per ordinary share

Free cash flow	Adjusted cash flow less interest, tax, acquisition-related costs and dividends

Invested capital	Average capital employed in the year expressed at the average exchange rates for the year. Capital employed represents the net assets of the business before borrowings and derivative financial instruments and current and deferred taxes, after adding back the cumulative amortisation and impairment of acquired intangible assets and goodwill and deducting from goodwill the gross up in respect of deferred tax liabilities recognised on acquisition of intangible assets

Investments	Non-current investments

Freehold	Ownership with absolute rights in perpetuity

Interest receivable	Interest income

Net borrowings	Gross borrowings, less related derivative financial instrument assets, cash and cash equivalents and finance lease receivables

Net cash acquired	Cash less debt acquired with a business

Operating costs	Cost of sales plus selling and distribution costs plus administration and other expenses

Portfolio changes/effects	Changes in the portfolio relating to acquisitions, disposals and assets held for sale

Prepayments	Prepaid expenses

Profit	Income

Profit attributable	Net income

Share based remuneration	Stock based compensation

Share premium account	Premiums paid in excess of par value of ordinary shares

Return on invested capital	Post tax adjusted operating profit expressed as a percentage of average capital employed. This is a key financial measure used by management

Revenue	Sales

Underlying growth	Underlying growth rates are calculated at constant currencies, and exclude the results of all acquisitions until twelve months after purchase, disposals made in both the year and prior year and assets held for sale. Underlying revenue growth rates also exclude the effects of exhibition cycling. This is a key financial measure as it provides an assessment of year on year organic growth without distortion for the impact of changes in foreign exchange rates.

ITEM 19: EXHIBITS

Exhibits filed as part of this annual report, or incorporated by reference

1.1	Articles of Association of RELX PLC, reflecting the change of company name from Reed Elsevier PLC on July 1, 2015 pursuant to a special resolution dated April 23, 2015 (incorporated by reference from Exhibit 1.1 to the Annual Report on Form 20-F (File No. 001-13334) filed with the SEC on March 8, 2016)
2.1	Form of Amendment No. 1 to Amended and Restated Deposit Agreement, effective as of July 1, 2015, by and among RELX PLC, Citibank N.A., as depositary, and all Holders and Beneficial Holders of American Depositary Shares issued thereunder (incorporated by reference from Exhibit (a)(i) to the Registration Statement on Form F-6/A (File No. 333-197562) filed with the SEC on June 26, 2015)
2.2	Amended and Restated Deposit Agreement, dated as of August 1, 2014, by and among RELX PLC, Citibank N.A., as depositary, and all Holders and Beneficial Holders of American Depositary Shares issued thereunder (incorporated by reference from Exhibit (a)(ii) to the Registration Statement on Form F-6/A (File No. 333-197562) filed with the SEC on June 26, 2015)
2.3	Description of Securities Registered under Section 12 of the Securities Exchange Act of 1934 (the “Exchange Act”)
4.1	RELX Group plc Share Option Scheme (incorporated by reference from Exhibit 4.4 to the 2003 Annual Report on Form 20-F (File No. 001-1334) filed with the SEC on March 16, 2004)
4.2	RELX Group plc Retention Share Plan (as amended on March 13, 2006) (incorporated by reference from Exhibit 4.9 on the 2006 Annual Report on Form 20-F (File No. 001-1334) filed with the SEC on March 22, 2007)
4.3	RELX Group plc Bonus Investment Plan 2010 (incorporated by reference from Exhibit 4.3 to the Registration Statement on Form S-8 (File No. 333-167058) filed with the SEC on May 25, 2010)
4.4	RELX Group plc Long-Term Incentive Plan 2013 (incorporated by reference from Exhibit 10.2 to the Registration Statement on Form S-8 (File No. 333-191419) filed with the SEC on September 27, 2013)
4.5	RELX Group plc Executive Share Option Scheme 2013 (incorporated by reference from Exhibit 10.1 to the Registration Statement on Form S-8 (File No. 333-191419) filed with the SEC on September 27, 2013)
4.6	RELX Group plc Restricted Share Plan 2014 (incorporated by reference from Exhibit 4.3 to the Registration Statement on Form S-8 (File No. 333-197580) filed with the SEC on July 23, 2014)
4.7	Service Agreement between RELX Group plc and Erik Engstrom (dated March 14, 2011) (incorporated by reference from Exhibit 4.14 to the 2012 Annual Report on Form 20-F (File No. 001-1334) filed with the SEC on March 12, 2013)
4.8	Service Agreement between RELX Group plc and Nick Luff (dated January 6, 2014) (incorporated by reference from Exhibit 4.12 to the 2014 Annual Report on Form 20-F (File No. 001-1334)) filed with the SEC on March 10, 2015)
4.9	Letter between RELX Group plc and Nick Luff (dated January 6, 2014) (incorporated by reference from Exhibit 4.13 to the 2014 Annual Report on Form 20-F (File No. 001-1334)) filed with the SEC on March 10, 2015)
4.10	RELX Group plc Restricted Share Plan 2014 (incorporated by reference from Exhibit 4.3 to the Registration Statement on Form S-8 (File No. 333-227636) filed with the SEC on October 1, 2018)
4.11	RELX Group plc Executive Share Option Scheme 2013 (incorporated by reference from Exhibit 4.4 to the Registration Statement on Form S-8 (File No. 333-227636) filed with the SEC on October 1, 2018)
4.12	RELX Group plc Long-Term Incentive Plan 2013 (incorporated by reference from Exhibit 4.5 to the Registration Statement on Form S-8 (File No. 333-227636) filed with the SEC on October 1, 2018)
8.0	List of subsidiaries, associates, joint ventures and business units
12.1	Certification Pursuant to Section 302 of Sarbanes-Oxley Act of 2002, by the Chief Executive Officer of RELX PLC
12.2	Certification Pursuant to Section 302 of Sarbanes-Oxley Act of 2002, by the Chief Financial Officer of RELX PLC
13.1	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, by the Chief Executive Officer of RELX PLC
13.2	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, by the Chief Financial Officer of RELX PLC
15.1	Independent Registered Public Accounting Firm’s Consent – Ernst & Young LLP – Consolidated Financial Statements
15.2*	Annual Report and Financial Statements 2019
15.3	Remuneration Policy Report
101.1	The following financial information for RELX formatted in XBRL: (i) Consolidated Income Statement for the years ended December 31, 2019, 2018 and 2017; (ii) Consolidated Statement of Comprehensive Income for the years ended December 31, 2019, 2018 and 2017; (iii) Consolidated Statement of Cash Flows for the years ended December 31, 2019, 2018 and 2017; (iv) Consolidated Statement of Financial Position at December 31, 2019 and 2018; (v) Consolidated Statement of Changes in Equity for the years ended December 31, 2019, 2018 and 2017; and (vi) Notes to the Consolidated Financial Statements

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

*

Certain of the information included within Exhibit 15.2 is incorporated by reference in this Form 20-F, as specified elsewhere in this Form 20-F. With the exception of the items and pages so specified, the Annual Report and Financial Statements 2019 are not deemed to be filed as part of this Form 20-F.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this annual report on its behalf.

RELX PLC Registrant

By: /s/ E ENGSTROM E Engstrom Chief Executive Officer

By: /s/ N LUFF N Luff Chief Financial Officer

Dated: February 20, 2020