Form 20-F
period 2020-12-31
RELX PLC
filed 2021-02-18
CIK 929869

As filed with the Securities and Exchange Commission on February 18, 2021

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

Or

☑	ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

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

1-3 Strand, London WC2N 5JR, England

(Address of principal executive offices)

Henry Udow

Company Secretary

RELX PLC

1-3 Strand, London WC2N 5JR, England

+44 20 7166 5500

henry.udow@relx.com

(Name, telephone, e-mail and/or facsimile number and address of

Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of exchange on which registered
American Depositary Shares (each representing one RELX PLC ordinary share)	RELX	New York Stock Exchange

Ordinary shares of 14 51/116p each (the “RELX PLC ordinary shares”)		New York Stock Exchange*

3.500% Guaranteed Notes due 2023	RELX/23	New York Stock Exchange

1.300% Guaranteed Notes due 2025	RELX/25	New York Stock Exchange

4.000% Guaranteed Notes due 2029 3.000% Guaranteed Notes due 2030	RELX/29 RELX/30	New York Stock Exchange New York Stock Exchange

*	Listed, not for trading, but only in connection with the listing of the applicable Registrant’s American Depositary Shares issued in respect thereof.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2020:

Number of outstanding shares

Ordinary shares of 14 51/116p each	1,926,018,680

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.

                ☑

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

THIS PAGE INTENTIONALLY BLANK

GENERAL

RELX PLC is a public limited company, and owns all of the Group’s businesses.

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

In this Annual Report on Form 20-F, references to US dollars, $ and ¢ are to US currency; references to sterling, £, pound sterling, pence or p are to UK currency; references to euro and € are to the currency of the European Economic and Monetary Union.

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

Pursuant to Rule 12b-23(a) of the US Securities Exchange Act of 1934, as amended (the “Exchange Act”), certain information in this Annual Report on Form 20-F is being incorporated by reference to the RELX Annual Report and Financial Statements 2020 appended hereto as Exhibit 15.2. With the exception of the items and pages so specified, the RELX Annual Report and Financial Statements 2020 are not deemed to be filed as part of this Annual Report on Form 20-F.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 20-F contains a number of forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Exchange Act, with respect to, among others:

●	our financial condition;

●	our results of operations;

●	our competitive positions;

●	the features and functions of and markets for the products and services we offer; and

●	our business plans and strategies.

We consider any statements that are not historical facts to be “forward-looking statements”. These statements are based on the current expectations of the management of our businesses and are subject to risks and uncertainties that could cause actual results or outcomes to differ from those expressed in any forward-looking statement. These differences could be material; therefore, you should evaluate forward-looking statements in light of various important factors, including those set forth or incorporated by reference in this Annual Report on Form 20-F.

Important factors that could cause our actual results to differ materially from estimates or forecasts contained in the forward-looking statements include, among others:

●	impact of the Covid-19 pandemic;

●	current and future economic, political and market forces;

●	changes in law and legal interpretation affecting our intellectual property rights and internet communications;

●	regulatory and other changes regarding the collection or use of third-party content and data;

●	changes to the levels or models of government funding for, or spending by academic institutions;

●	competitive factors in the industries in which we operate and demand for our products and services;

●	our inability to realise the future anticipated benefits of acquisitions;

●	significant failure or interruption of our systems;

●	changes in economic cycles, communicable disease epidemics or pandemics, severe weather events, natural disasters and terrorism;

●	compromises of our cyber security systems or other unauthorised access to our databases;

●	failure of third parties to whom we have outsourced business activities;

●	our inability to retain high-quality employees and management;

●	changes in the market values of defined benefit pension scheme assets and in the market related assumptions used to value scheme liabilities;

●	changes in tax laws and uncertainty in their application;

●	exchange rate fluctuations;

●	adverse market conditions or downgrades to the credit ratings of our debt;

●	failure to realise our assumptions regarding goodwill and indefinite lived intangible assets;

●	breaches of generally accepted ethical business standards or applicable laws;

●	failure to comply with settlement orders by the US Federal Trade Commission (“FTC”); and

●

other risks referenced from time to time in the filings of RELX PLC with the US Securities and Exchange Commission (the “SEC”), including the risks described in “Item 3: Key Information — Risk Factors”.

The terms “outlook”, “estimate”, “forecast”, “project”, “plan”, “intend”, “expect”, “should”, “could”, “will”, “believe”, “trends” and similar expressions may indicate a forward-looking statement. Forward-looking statements are found at various places throughout this Annual Report on Form 20-F and the other information incorporated by reference in this Annual Report on Form 20-F.

You should not place undue reliance on these forward-looking statements, which speak only as of the date of this Annual Report on Form 20-F. Except as may be required by law, we undertake no obligation to publicly update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this Annual Report on Form 20-F or to reflect the occurrence of unanticipated events.

PART I

ITEM 3: KEY INFORMATION

SELECTED FINANCIAL DATA

The selected consolidated financial data should be read in conjunction with, and is qualified by, the consolidated financial statements for RELX which are set forth on pages 132 to 179 of the RELX Annual Report and Financial Statements 2020 and incorporated herein by reference to Exhibit 15.2. RELX PLC is a publicly-held entity.

The consolidated financial statements are prepared in accordance with accounting policies that are in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The selected financial data as at December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018 set out below has been extracted or derived from the audited consolidated financial statements, set forth on pages 132 to 179 of the RELX Annual Report and Financial Statements 2020 and incorporated herein by reference to Exhibit 15.2. The selected financial data as at December 31, 2018, 2017 and 2016 and for the years ended December 31, 2017 and 2016 set out below has been extracted or derived from our audited financial statements, which are not included herein. The selected financial data as at a date and for any period ended before the corporate simplification on September 8, 2018 is presented on a consolidated basis for RELX PLC and RELX NV as a single reporting entity.

Consolidated Income Statement Data(1)

	For the year ended December 31,
	2020	2019	2018	2017(5)	2016(5)
	(in millions)

Amounts in accordance with IFRS:

Revenue	£7,110	£7,874	£7,492	£7,341	£6,889

Operating profit(2)	1,525	2,101	1,964	1,905	1,708

Net finance costs	(172)	(305)	(211)	(199)	(213)

Disposals and other non-operating items(3)	130	51	(33)	15	(36)

Profit before tax	1,483	1,847	1,720	1,721	1,459

Tax expense(4)	(275)	(338)	(292)	(65)	(301)

Net profit for the year	1,208	1,509	1,428	1,656	1,158

Net loss/(profit) for the year attributable to non-controlling interests	16	(4)	(6)	(8)	(8)

Net profit attributable to RELX PLC shareholders	£1,224	£1,505	£1,422	£1,648	£1,150

Consolidated Statement of Financial Position Data(1)

	As at December 31,
	2020	2019	2018	2017(5)	2016(5)
	(in millions)

Amounts in accordance with IFRS:

Total assets	£14,145	£13,789	£13,999	£12,632	£13,714

Non-current borrowings	(6,276)	(4,354)	(4,973)	(4,491)	(4,087)

Net assets	2,101	2,190	2,359	2,313	2,308

Non-controlling interests	2	(24)	(30)	(21)	(38)

Shareholders’ equity	£2,099	£2,166	£2,329	£2,292	£2,270

(1)	The consolidated financial data is prepared in accordance with accounting policies that are in conformity with IFRS as issued by the IASB. All results relate to continuing operations.

(2)

Operating profit is stated after charging £376 million in respect of amortisation of acquired intangible assets (2019: £295 million; 2018: £288 million; 2017: £314 million; 2016: £346 million); a £12 million credit in respect of acquisition-related items (2019: £84 million debit; 2018: £84 million debit; 2017: £56 million debit; 2016: £51 million debit); £5 million expense in respect of taxation in joint ventures (2019: £12 million; 2018: £11 million; 2017: £10 million; 2016: £10 million) and includes finance income from joint ventures and associates of £1 million (2019: £1 million; 2018: £1 million; 2017: £1 million; 2016: £1 million).

(3)

Disposals and other non-operating items comprise a £21 million loss on disposal of businesses and assets held for sale (2019: £26 million gain; 2018: £22 million loss; 2017: £10 million gain; 2016: £23 million loss), no charge in respect of property provisions on disposed businesses (2019: nil; 2018: nil; 2017: nil; 2016: nil), and an £151 million gain relating to the revaluation of investments (2019: £25 million gain; 2018: £11 million loss; 2017: £5 million gain; 2016: £13 million loss).

(4)

Tax expense in 2018 includes a one-off tax credit of £112 million relating to the substantial resolution of certain prior year tax matters and the deferred tax effect of tax rate reductions in the Netherlands and the United States. In 2017, a £346 million one-off tax credit was recognized relating to a one-off non-cash credit from a deferred tax adjustment arising from the US Tax Cuts and Jobs Act of 2017.

(5)	The 2017 and 2016 results have been restated for the retrospective adoption of IFRS 9 — ‘Financial instruments’, 15 — ‘Revenue from contracts with customers’ and 16 — ‘Leases’.

Earnings per share and dividends

	For the year ended December 31,
	2020	2019	2018	2017(3)	2016(3)
	(in millions, except per share amounts)

Amounts in accordance with IFRS:

RELX PLC

Earnings per RELX PLC ordinary share	63.5p	77.4p	71.9p	81.6p	55.8p

Diluted earnings per RELX PLC ordinary share	63.2p	76.9p	71.4p	81.0p	55.3p

Dividends per RELX PLC ordinary share(1)	45.7p	43.3p	40.1p	37.4p	32.55p

Weighted average number of shares(2)	1,926.2	1,943.5	1,977.2	2,019.4	2,062.3

(1)

RELX PLC dividends paid in the year, in amounts per ordinary share, comprise a 2019 final dividend of 32.1p and 2020 interim dividend of 13.6p giving a total of 45.7p. The directors of RELX PLC have proposed a 2020 final dividend of 33.4p (2019: 32.1p; 2018: 29.7p; 2017: 27.7p; 2016: 25.7p), giving a total ordinary dividend in respect of the financial year of 47.0p (2019: 45.7p; 2018: 42.1p; 2017: 39.4p; 2016: 35.95p). Translated at the December 31, 2020 noon buying rate of $1.37 per £1.00, dividends paid in the year amount to $0.63 per ordinary share and total ordinary dividends in respect of the financial year amount to $0.64 per ordinary share.

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

Covid-19 Pandemic

Our business performance and financial condition has been adversely affected by the impact of the Covid-19 pandemic and may continue to be impacted in ways that are difficult to predict.

The impact of the Covid-19 pandemic on RELX’s business will depend on a range of factors which we are not able to accurately predict. Those factors include the duration and scope of the pandemic, new information which may emerge concerning the severity of the pandemic, the geographies impacted, changes in worldwide economic conditions, reductions in customer spending, disruptions and volatility in the global capital markets and the nature, severity and duration of measures adopted by governments to control the Covid-19 pandemic.

Our business performance and financial condition may be adversely affected by negative changes in general economic conditions. Further deteriorations in economic conditions, as a result of the Covid-19 pandemic or otherwise, could lead to a further or prolonged decline in customer demand for our products and services and negatively impact our business. Decline or volatility in customer demand for one or more of our products due to cost-cutting, reduced spending, reduced activity or delayed renewals by our customers may impact RELX’s revenues and profits.

Containment measures that governments adopt or that we take, such as quarantines or other travel restrictions and site closures, may interfere with the ability of our employees, vendors and data suppliers to perform their respective responsibilities and obligations. In Exhibitions, the main exhibition venues in Europe and the US remain closed. We ran physical events in the second half of 2020 in venues that have reopened, but these may close again. The events that ran have typically been smaller than their prior editions.

Disruption and volatility in financial markets and capital markets may adversely impact RELX’s access to financing or the terms of any such financing.

These factors have had an adverse impact on our business performance this year (in particular on our Exhibitions business segment) and could further adversely impact our business performance as well as having an adverse impact on our financial condition in future years. To the extent the Covid-19 pandemic adversely affects our business performance and financial results, it may also have the effect of heightening a number of the other risks described below.

External Risks

Current and future economic, political and market forces, and dislocations beyond our control may adversely affect demand for our products and services.

Demand for our products and services may be adversely impacted by factors beyond our control, such as the economic environment in, and trading relations between, the United States, Europe and other major economies (including the evolution of the United Kingdom’s trading relationship with the European Union), political uncertainties, acts of war and civil unrest as well as levels of government and private funding provided to academic and research institutions.

Our intellectual property rights may not be adequately protected under current laws in some jurisdictions, which may adversely affect our results and our ability to grow.

Our products and services include and utilise intellectual property. We rely on trademark, copyright, patent and other intellectual property laws to establish and protect our proprietary rights in this intellectual property. There is a risk that our proprietary rights could be challenged, limited, invalidated or circumvented, which may impact demand for and pricing of our products and services. Copyright laws are subject to national legislative initiatives, as well as cross-border initiatives such as those from the European Commission and increased judicial scrutiny in several jurisdictions in which we operate. This creates additional challenges for us in protecting our proprietary rights in content delivered through the internet and electronic platforms.

Regulatory changes regarding the collection and use of third-party information by us or compromises of our data privacy controls and other unauthorised access to our databases, could adversely affect our businesses and operations.

Our businesses rely extensively upon content and data from external sources. Data is obtained from public records, governmental authorities, customers and other information companies, including competitors. The disruption or loss of data sources, either because of data privacy laws or because data suppliers decide not to supply them, may impose limits on our collection and use of certain kinds of information about individuals and our ability to communicate such information effectively with our customers. Examples of data privacy laws relating to internet communications, privacy and data protection, e-commerce, information governance and use of public records, include the European Union’s General Data Protection Regulation and the California Consumer Privacy Act, as well as evolving regulation in many jurisdictions where RELX operates.

Compromise of data privacy, through a failure of our cyber security measures (see “Compromises of our cyber security systems and other unauthorised access to our databases could adversely affect our businesses and operations” below), other data loss incidents or failure to comply with requirements for proper collection, storage and transmittal of data, by ourselves, or our third-party service providers, may damage our reputation and expose us to risk of loss, fines and penalties, litigation and increased regulation.

Changes in the payment model for our scientific, technical and medical primary research products or alternative publication channels for our content could adversely affect our operations.

Our Scientific, Technical & Medical (“STM”) primary research content, like that of most of our competitors, is sold largely on a paid subscription basis. There is continued debate in government, academic and library communities, which are the principal customers for our STM content, regarding to what extent such content should be funded instead through fees charged to authors or authors’ funders and/or made freely available in some form after a period following publication. Some of these methods, if widely adopted, could adversely affect our revenue from paid subscriptions.

Strategic Risks

We operate in a highly competitive and dynamic environment that is subject to rapid change and cannot assure you that there will be continued demand for our products and services.

Our businesses are dependent on the continued demand by our customers for our products and services and the value placed on them. They operate in highly competitive and dynamic markets, and the means of delivery, customer demand for, and the products and services themselves, continue to change in response to rapid technological innovations, legislative and regulatory changes, the entrance of new competitors, and other factors. Failure to anticipate and quickly adapt to these changes, or to deliver enhanced value to our customers, could impact demand for our products and services and consequently adversely affect our revenue or the long-term returns from our investment in electronic product and platform initiatives.

We may not realise all of the future anticipated benefits of acquisitions.

We supplement our organic development with selected acquisitions. If we are unable to generate the anticipated benefits such as revenue growth and/or cost savings associated with these acquisitions this could adversely affect return on invested capital and financial condition or lead to an impairment of goodwill.

Operational Risks

A significant failure or interruption of our electronic delivery platforms, networks, distribution systems or infrastructure could adversely affect our businesses and operations.

Our businesses are dependent on electronic platforms and networks, primarily the internet, for delivery of our products and services. These could be adversely affected if our electronic delivery platforms, networks or supporting infrastructure experience a significant failure, interruption or security breach.

Changes in economic cycles, communicable disease epidemics, severe weather events, natural disasters, terrorism, and lack of venues may impact our ability to organise events.

Face-to-face events are susceptible to economic cycles, communicable diseases, severe weather events and other natural disasters, terrorism and assignment of venues to alternative uses. Each or any of these may impact exhibitors’ and visitors’ desire and ability to travel in person to events and the availability of event venues. These factors each have the potential to reduce revenues, increase the costs of organising events and adversely affect cash flows and reputation.

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

Failures of our cyber security measures could result in unauthorised access to our systems, misappropriation of our or our users’ data, deletion or modification of stored information or other interruption to our business operations. As techniques used to obtain unauthorised access to or to sabotage systems change frequently and may not be known until launched against us or our third-party service providers, we may be unable to anticipate or implement adequate measures to protect against these attacks, and our service providers and customers may likewise be unable to do so.

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

We may be unable to implement and execute our strategic and business plans if we cannot recruit and retain skilled employees and management.

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

Financial Risks

Changes in the market values of defined benefit pension scheme assets and in the assumptions used to value defined benefit pension scheme obligations may adversely affect our businesses.

We operate a number of pension schemes around the world, including local versions of the defined benefit type in the UK and the United States. The US scheme is closed to future accruals. The UK scheme has been closed to new hires since 2010. The members who continue to accrue benefits now represent a small and reducing portion of the overall UK based workforce. The assets and obligations associated with these pension schemes are sensitive to changes in the market values of the scheme’s investments and the market-related assumptions used to value scheme liabilities. Adverse changes to asset values, discount rates, longevity assumptions or inflation could increase funding requirements.

Changes in tax laws or uncertainty over their application and interpretation may adversely affect our reported results.

Our businesses operate globally, and our profits are subject to taxation in many different jurisdictions and at differing tax rates. The Organisation for Economic Co-operation and Development (OECD) is continuing to explore changes to the way in which profits are allocated for tax purposes between jurisdictions and other reforms, with a view to obtaining international consensus in 2021. As a result of the OECD’s work and other initiatives, tax laws that currently apply to our businesses may be amended by the relevant authorities or interpreted differently by them, and these changes could adversely affect our reported results.

Fluctuations in exchange rates may affect our results.

The RELX PLC consolidated financial statements are expressed in pounds sterling and are subject to movements in exchange rates on the translation of the financial information of businesses whose operational currencies are other than sterling. The United States is our most important market and, accordingly, significant fluctuations in the US dollar exchange rate could significantly affect our reported results. We also earn revenues and incur costs in a range of other currencies, including the euro and the yen, and significant fluctuations in these exchange rates could also significantly impact our reported results.

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

As at December 31, 2020, goodwill on the consolidated statement of financial position amounted to £7,224 million and intangible assets with an indefinite life amounted to £111 million. We conduct an impairment test at least annually, which involves a comparison of the carrying value of goodwill and indefinite lived intangible assets by cash generating unit with estimated values in use based on latest management cash flow projections. The assumptions used in the estimation of value in use are, by their very nature, highly judgmental, and include profit growth of the business over a five-year forecast period, the long-term growth rate of the business thereafter, and related discount rates. There is no guarantee that our businesses will be able to achieve the forecasted results which have been included in the impairment tests and impairment charges may be required in future periods if we are unable to meet these assumptions.

Reputational Risks

Breaches of generally accepted ethical business standards or applicable statutes concerning bribery, corruption, fraud, sanctions, and competition could adversely affect our reputation and financial condition.

As a global provider of professional information solutions to the STM, risk, legal and exhibitions markets we, our employees and major suppliers are expected to adhere to high standards of integrity and ethical conduct, including those related to anti-bribery and anti-corruption, sanctions, fraud, competition and principled business conduct. A breach of generally accepted ethical business standards or applicable laws could adversely affect our business performance, reputation and financial condition.

Regulatory Risks

Our business, operations and reputation could be adversely affected by a failure to comply with FTC settlement orders.

We are subject to numerous and evolving laws and regulations designed to protect certain information and, through our Risk business in the United States, we are party to two consent orders and two subsequent related supplemental orders embodying settlements, regarding our compliance with US federal laws governing consumer information and security-related issues, including certain fraudulent data access incidents. Failure to comply with these orders could result in civil penalties and adversely affect our business, operations and reputation.

ITEM 4: INFORMATION ON THE GROUP

BUSINESS OVERVIEW

RELX PLC is a public limited company, incorporated in England under the UK Companies Act 2006 (as amended) (the “Companies Act”).

RELX is a global provider of information-based analytics and decision tools for professional and business customers. RELX serves customers in more than 180 countries and has offices in about 40 countries. It employs over 33,000 people, of whom almost half are in North America.

We operate in four major market segments: Scientific, Technical & Medical; Risk; Legal; and Exhibitions.

●	Scientific, Technical & Medical provides information and analytics that help institutions and professionals progress science, advance healthcare and improve performance.

●

Risk provides customers with information-based analytics and decision tools that combine public and industry-specific content with advanced technology and algorithms to assist them in evaluating and predicting risk and enhancing operational efficiency.

●	Legal provides legal, regulatory and business information and analytics that help customers increase their productivity, improve decision-making and achieve better outcomes.

●

Exhibitions is a leading global events business. It combines industry expertise with data and digital tools to help customers connect digitally and face-to-face, learn about markets, source products and complete transactions. In 2020, they did this at 169 face-to-face events in 22 countries, attracting more than 2.2 million participants, as well as at 71 digital events.

Information on revenue by geographical market is set forth in note 2 to our consolidated financial statements under the heading “Revenue, operating profit and segment analysis” on page 138 to 141 of the RELX Annual Report and Financial Statements 2020 and incorporated herein by reference to Exhibit 15.2.

	Revenue Year ended December 31,
	2020		2019		2018		2017
	(in millions, except percentages)

Scientific, Technical & Medical	£2,692	38%	£2,637	34%	£2,538	34%	£2,473	34%

Risk	2,417	34	2,316	29	2,117	28	2,073	28

Legal	1,639	23	1,652	21	1,618	22	1,686	23

Exhibitions	362	5	1,269	16	1,219	16	1,109	15

Total	£7,110	100%	£7,874	100%	£7,492	100%	£7,341	100%

SCIENTIFIC, TECHNICAL & MEDICAL

The information set forth under the headings ‘Business Overview’, ‘Market opportunities’, ‘Strategic priorities’ and ‘Business model, distribution channels and competition’ on pages 14 to 17 of the RELX Annual Report and Financial Statements 2020 is incorporated herein by reference to Exhibit 15.2.

RISK

The information set forth under the headings ‘Business Overview’, ‘Market opportunities’, ‘Strategic priorities’ and ‘Business model, distribution channels and competition’ on pages 20 to 23 of the RELX Annual Report and Financial Statements 2020 is incorporated herein by reference to Exhibit 15.2.

LEGAL

The information set forth under the headings ‘Business Overview’, ‘Market opportunities’, ‘Strategic priorities’ and ‘Business model, distribution channels and competition’ on pages 26 to 29 of the RELX Annual Report and Financial Statements 2020 is incorporated herein by reference to Exhibit 15.2.

EXHIBITIONS

The information set forth under the headings ‘Business Overview’, ‘Market opportunities’, ‘Strategic priorities’ and ‘Business model, distribution channels and competition’ on pages 32 to 35 of the RELX Annual Report and Financial Statements 2020 is incorporated herein by reference to Exhibit 15.2.

ORGANISATIONAL STRUCTURE

RELX PLC is a publicly-held entity with its shares listed on the London, Amsterdam and New York stock exchanges.

Trading on the New York Stock Exchange is in the form of American Depositary Shares (“ADSs”) evidenced by American Depositary Receipts (“ADRs”) issued by Citibank N.A., as depositary.

Subsidiaries, Associates, Joint Ventures and Business Units

A list of subsidiaries, associates, joint ventures and business units is included as Exhibit 8.0 to this Annual Report on Form 20-F.

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

Material acquisitions and disposals

Total cash spent on acquisitions in the three years ended December 31, 2020, was £2,271 million. Cash spent on acquisitions (including borrowings in acquired businesses) in 2020 was £874 million (2019: £437 million; 2018: £960 million) including deferred consideration of £5 million (2019: £24 million; 2018: £16 million) on past acquisitions and spend on venture capital investments of £2 million (2019: £8 million; 2018: £13 million).

Net cash inflow in relation to disposals made in 2020, after timing differences and separation and transaction costs, was £29 million (2019: £48 million; 2018: £5 million).

Capital expenditure

Capital expenditure on property, plant, equipment and internally developed intangible assets principally relates to the development of electronic products and investment in systems infrastructure, computer equipment and office facilities. Total such capital expenditure, which was financed using cash flows generated from operations, amounted to £364 million in 2020 (2019: £381 million; 2018: £365 million). The majority of capital expenditure is incurred in the United States, the United Kingdom and the Netherlands. In 2020, there was continued investment in new products and related infrastructure. Further information on capital expenditure is included in notes 2, 15 and 17 to the consolidated financial statements under the headings ‘Revenue, operating profit and segment analysis’, ‘Intangible assets’ and ‘Property, plant and equipment’ on pages 141, 159 and 161 respectively of the RELX Annual Report and Financial Statements 2020 and incorporated herein by reference to Exhibit 15.2.

Principal executive offices

The principal executive offices of RELX PLC are located at 1-3 Strand, London WC2N 5JR, England. Tel: +44 20 7166 5500. The principal executive office of RELX PLC located in the United States is at 230 Park Avenue, New York, New York, 10169. Tel: +1 212 309 8100. Our internet address is www.relx.com. The information on our website is not incorporated by reference into this Annual Report on Form 20-F.

Our agent in the United States is Kenneth Thompson II, Corporate General Counsel, RELX; kenneth.thompson@relx.com, 9443 Springboro Pike, B4/F5/S14, Miamisburg, Ohio, 45342.

PROPERTY, PLANT AND EQUIPMENT

We own or lease approximately 223 properties around the world as at December 31, 2020. The table below identifies the principal owned and leased properties in our property portfolio as at December 31, 2020.

Location	Principal use(s)	Floor space (square feet)

Owned properties

Alpharetta, Georgia	Office and data centre	406,000

Miamisburg, Ohio	Office	403,638

Oxford, England	Office	105,000

Leased properties

New York, New York	Office	451,800

Miamisburg, Ohio	Office and data centre	130,231

Sutton, England	Office	191,960

Amsterdam, Netherlands	Office	180,021

All of the above properties are substantially occupied by RELX with the exception of the New York, New York property which has been subleased to new tenants and no longer houses any RELX staff.

No property owned or leased by us which is considered material to us taken as a whole is currently subject to liabilities relating to environmental regulations and none has major encumbrances.

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

GOVERNMENT REGULATION

Certain of our businesses provide authorised customers with products and services such as access to public records and other information on individuals. Our businesses that provide such products and services are subject to increasing and evolving privacy, data protection and consumer information laws and regulations, such as US federal and state laws and regulations, UK laws and regulations, EU laws and regulations and laws and regulations of the EU member states. Our compliance obligations vary, and may include, among other things, reasonable data security programmes, submissions of regulatory reports, data localisation, providing individuals with certain notices and in some instances, limiting data or correcting inaccuracies in reports available through our products. From time to time, we respond in the ordinary course to inquiries and investigations from regulators who are charged with enforcing the laws and regulations applicable to our businesses. We are also subject to the terms of consent decrees and other settlements with certain regulators in the United States. See “Item 8: Financial Information — Legal Proceedings”.

Section 219 of the US Iran Threat Reduction and Syria Human Rights Act of 2012 (“ITRA”), which added Section 13(r) to the Exchange Act, requires disclosures regarding certain activities relating to Iran or with persons designated pursuant to various US Presidential Executive Orders. These disclosures are required even where the activities, transactions or dealings were conducted in compliance with applicable law. We engage in a limited amount of activity with Iran (a) through our non-US affiliates and businesses, as well as (b) pursuant to authorisations — in the form of exemptions or licenses — issued by the US government. We anticipate that similar transactions or dealings may occur in the future. The ownership or control of our customers in Iran is often difficult to determine with certainty.

During 2020,

●	our Scientific, Technical & Medical business provided subscriptions to online products and print publications to a number of universities, hospitals and other entities, including those listed below;

●	our Risk business provided online subscription services to a number of oil, petrochemical and other companies, including those listed below; and

●	our Exhibitions business provided exhibitions-related services to companies including IRIB Media Trade, IRIB University and the Iranian Tour Operators Association.

Numerous Iranian nationals attended conferences organised by our Exhibitions and Risk businesses. Individuals located in Iran also subscribed to or purchased certain of our scientific, medical and technical publications. Many of these individuals are researchers, doctors or other professionals who have obtained subscriptions or purchased publications in their individual capacity, but who may be employed by government agencies in Iran or by hospitals, universities or other entities owned or controlled by the government of Iran. In addition, we work with authors, other contributors and journal editorial board members who are located in Iran, many of whom are employed at hospitals, universities or research institutions that are owned or controlled by the government of Iran. We also sometimes receive payments from authors located in Iran who pay us to make their articles publicly available. From time to time, we may employ or engage individuals in Iran to assist with transactions in Iran.

Our aggregate revenue during the fiscal year ended December 31, 2020 attributable to these Iran-related activities was approximately £4.5 million compared to £1.8 million in 2019. We do not customarily allocate net profit on a subscription-by-subscription, individual customer or country-by-country basis. However, we estimate that our net profit during the fiscal year ended December 31, 2020 attributable to these activities was 0.06% of our net profit reported in our income statement for the fiscal year ended December 31, 2020 compared to 0.02% for the fiscal year ended December 31, 2019.

Entities that transacted with our Scientific, Technical & Medical Business in 2020

Agricultural Research Education and Extension Organization, Ahvaz Jondishapour University of Medical Sciences, Alborz University of Medical Sciences, Allameh Tabataba’i University, Alzahra University, Amirkabir University of Technology, Ardabil University of Medical Sciences, Babol Noshirvani University of Technology, Baqiyatallah University of Medical Sciences, Bu Ali Sina University, Bushehr University of Medical Sciences, Ferdowsi University of Mashhad, Golestan University of Medical Sciences and Health Services, Gonabad University of Medical Sciences, Health Electronic Library, Ilam University of Medical Sciences, Imam Khomeini International University, Iran University of Medical Sciences, Iran University of Science and Technology, Isfahan University of Medical Sciences, Isfahan University of Technology, Islamic Azad University, Islamic World Science Citation Center, Kashan University of Medical Sciences, Kerman University of Medical Sciences, Kermanshah University of Medical Sciences, Kharazmi University, KN Toosi University of Technology, Kurdistan University of Medical Sciences, Lorestan University, Lorestan University of Medical Sciences, Maragheh University of Medical Sciences, Mashhad University of Medical Sciences, Mazandaran University of Medical Sciences, Ministry of Science Research and Technology of the Islamic Republic of Iran, National Institute for Genetic Engineering and Biotechnology, Neyshabur University of Medical Sciences, Orumieh University, Persian Gulf University, Rafsanjan University of Medical Sciences, Razi University of Kermanshah, Research Institute of Food Science and Technology, Sabzevar University of Medical Sciences, Semnan University, Shaheed Rajaei Cardiovascular Medical and Research Center, Shahid Bahonar University of Kerman, Shahid Beheshti University, Shahid Beheshti University of Medical Sciences, Shahid Chamran University of Ahvaz, Shahid Sadoughi University of Medical Sciences and Health Services, Shahrekord University, Shahrekord University of Medical Science, Shahrood University of Technology, Shiraz University, Shiraz University of Medical Sciences, Tabriz University of Medical Sciences, Tarbiat Modares University, Tehran University of Medical Sciences, The Persian Gulf Tropical Medicine Research Center, University of Birjand, University of Bojnord, University of Kashan, University of Mazandaran, University of Sistan and Baluchestan, University of Tabriz, University of Tehran, University of Zanjan, Urmia University of Medical Sciences, Yasooj University of Medical Sciences Kohkiloyeh, Yasouj University, Zabol University of Medical Sciences

Entities that transacted with our Risk Business in 2020

Amir Kabir Petrochemical Company, Bakhtar Commercial Company, Behran Oil Company, Iran Chemical Industries Investment Company, Marun Petrochemical Company, Morvarid Petrochemical Company, National Petrochemical Company, Petrochemical Commercial Company, Polynar Corporation, Shazand Petrochemical Company, SPI International Proprietary, Zagros Petrochemical Company

ITEM 5: OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion does not address certain items in respect of our fiscal year ended December 31, 2018 in reliance on amendments to disclosure requirements adopted by the SEC in 2019. A discussion of our fiscal year ended December 31, 2018 may be found in “Item 5: Operating and Financial Review and Prospects” of our Annual Report on Form 20-F for the fiscal year ended December 31, 2019, filed with the SEC on February 20, 2020.

OPERATING RESULTS

The following discussion is based on the consolidated financial statements of the Group for the two years ended December 31, 2020 and 2019 which have been prepared in accordance with IFRS as issued by the IASB.

The following discussion should be read in conjunction with, and is qualified by reference to, the consolidated financial statements on pages 132 to 179 of the RELX Annual Report and Financial Statements 2020 and incorporated herein by reference to Exhibit 15.2.

The following tables analyse the Group’s revenue in each of the two years ended December 31, 2020 and 2019 by type, format and geographic market. We derive our revenue principally from subscriptions, transactional and advertising sales. Transactional sales include revenue from exhibitions. For additional information, see note 2 to the consolidated financial statements under the heading ‘Revenue, operating profit and segment analysis’ on pages 138 to 141 of the RELX Annual Report and Financial Statements 2020 and incorporated herein by reference to Exhibit 15.2.

Revenue by type

Year ended December 31,

	2020		2019
	(in millions, except percentages)

Subscriptions	£4,279	60%	£4,129	52%

Transactional	2,784	39	3,678	47

Advertising	47	1	67	1

Total	£7,110	100%	£7,874	100%

Revenue by format

Year ended December 31,

	2020		2019
	(in millions, except percentages)

Electronic	£6,179	87%	£5,929	75%

Face-to-face	345	5	1,260	16

Print	586	8	685	9

Total	£7,110	100%	£7,874	100%

Revenue by geographic market

Year ended December 31,

	2020		2019
	(in millions, except percentages)

North America	£4,307	61%	£4,391	56%

Europe	1,369	19	1,800	23

Rest of world	1,434	20	1,683	21

Total	£7,110	100%	£7,874	100%

The cost profile of individual businesses within the Group varies and costs are controlled on an individual business unit basis. Our most significant cost item is staff costs of £2,555 million (2019: £2,498 million).

The following tables show revenue and adjusted operating profit for each of our business segments in each of the two years ended December 31, 2020 and 2019 together with the percentage change in 2020 and 2019 at both actual and constant currencies. The effect of currency movements on the 2020 results is further described separately below (see “— Effect of Currency Translation” on page 23). Adjusted operating profit is included on the basis that it is the key segmental profit measure used by management to evaluate performance and allocate resources to the business segments, as reported under IFRS 8 — ‘Operating Segments’ in note 2 to the consolidated financial statements under the heading ‘Revenue, operating profit and segment analysis’ on pages 138 to 141 of the RELX Annual Report and Financial Statements 2020 and incorporated herein by reference to Exhibit 15.2. Adjusted operating profit represents operating profit before amortisation of acquired intangible assets and acquisition-related items, and is grossed up to exclude the equity share of finance income, finance costs and taxes in joint ventures. In 2020, we also excluded exceptional costs in the Exhibitions business. A reconciliation of reported operating profit to adjusted operating profit is set out on page 19.

Revenue by segment, reported operating profit and adjusted operating profit by segment are as follows:

	Revenue for the year ended December 31
	2020	2019	% change
			actual rates	constant rates(1)
	(in millions, except percentages)
Scientific, Technical & Medical	£2,692	£2,637	+2%	+1%
Risk	2,417	2,316	+4%	+5%
Legal	1,639	1,652	(1)%	—
Exhibitions	362	1,269	(71)%	(72)%

Total	£7,110	£7,874	(10)%	(10)%

	Reported operating profit for the year ended December 31
	2020	2019	% change
			actual rates
	(in millions, except percentages)

Reported operating profit	£1,525	£2,101	(27)%

	Adjusted operating profit for the year ended December 31
	2020	2019	% change
			actual rates	constant rates(1)
	(in millions, except percentages)

Scientific, Technical & Medical	£1,021	£982	+4%	—

Risk	894	853	+5%	+5%

Legal	330	330	—	+1%

Exhibitions	(164)	331	(150)%	(150)%

Subtotal	£2,081	£2,496
Unallocated items	(5)	(5)

Total	£2,076	£2,491	(17)%	(18)%

(1)	Represents percentage change in 2020 over 2019 using constant currency. These rates were used in the preparation of the 2019 consolidated financial statements.

Non-GAAP financial measures

RELX uses adjusted figures, which are not defined by generally accepted accounting principles (“GAAP”) such as IFRS. Adjusted figures and underlying growth rates are presented as additional performance measures used by management, as they provide relevant information in assessing the Group’s performance, position and cash flows. We believe that these measures enable investors to track more clearly the core operational performance of the Group by separating out items of income or expenditure relating to acquisitions, disposals and capital items, and by excluding items treated as exceptional, being exceptional costs in the Exhibitions business in 2020. This provides our investors with a clear basis for assessing our ability to raise debt and invest in new business opportunities.

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

The adjusted and underlying financial measures used in the results of operations discussion on pages 20 to 21 are: underlying revenue growth, adjusted operating profit, underlying adjusted operating profit growth, adjusted operating margin, underlying adjusted operating margin and adjusted net profit attributable to RELX PLC shareholders. These measures as well as certain other metrics are defined in the Glossary of Terms on pages S-1 and S-2.

Underlying revenue and adjusted operating profit growth rates are calculated at constant currencies and exclude the results of acquisitions until twelve months after purchase, disposals and assets held for sale. Underlying revenue growth rates also exclude the effects of exhibition cycling.

Adjusted operating profit excludes amortisation of acquired intangible assets, acquisition-related items, and is grossed up to exclude the equity share of finance income, finance costs and taxes in joint ventures. In 2020, we also excluded exceptional costs in the Exhibitions business.

Adjusted operating margin is calculated as adjusted operating profit as a percentage of revenue. Underlying adjusted operating margin is calculated at constant currencies and excludes portfolio effects. These metrics are also defined in the glossary beginning on page S-1.

Adjusted net profit attributable to RELX PLC shareholders is reconciled to reported net profit attributable to RELX PLC shareholders in note 10 to the consolidated financial statements under the heading ‘Earnings per share’ on page 153 of the RELX Annual Report and Financial Statements 2020 and incorporated herein by reference to Exhibit 15.2. Reconciliations of all other non-GAAP financial measures to the most directly comparable measure reported under IFRS are set forth in the tables below.

In the tables below and the results of operations commentary that follows, percentage movements are calculated using the average exchange rates for the period unless otherwise stated.

Adjusted operating profit reconciles to reported operating profit as follows:

	2020	2019

	(in millions)
Reported operating profit	£1,525	£2,101

Adjustments:

Amortisation of acquired intangible assets	376	295

Acquisition-related items	(12)	84

Reclassification of tax in joint ventures	5	12

Reclassification of finance income in joint ventures	(1)	(1)

Exceptional costs in Exhibitions(1)	183	—

Adjusted operating profit	£2,076	£2,491

(1)

Exhibitions has incurred exceptional costs of £183 million which consist of £61 million of costs relating to events that were cancelled, £82 million of restructuring costs (mainly relating to severance) and a £40 million impairment charge (£29 million related to internally developed intangible assets and £11 million related to property). The related tax credit amounted to £45 million. These costs were incurred primarily in the UK, the US, France and Germany.

The calculations of the year-on-year changes in reported revenue and underlying revenue growth are presented below:

	Revenue
	£m	% change

Year to December 31, 2018	7,492	+2%

Underlying revenue growth(1)	253	+4%

Exhibition cycling	(59)	-1%

Acquisitions	83	+1%

Disposals	(117)	-2%

Currency effects	222	+3%

Year to December 31, 2019	7,874	+5%

Underlying revenue growth(1)	(670)	-9%

Exhibition cycling	(130)	-2%

Acquisitions	80	+1%

Disposals	(73)	0%

Currency effects	29	0%

Year to December 31, 2020	7,110	-10%

(1)	Underlying revenue growth represents the year over year movement in reported revenue excluding the impact of the adjustments set forth in the table.

The calculations of the year-on-year changes in adjusted operating profit and underlying adjusted operating profit growth are presented below:

	Adjusted operating profit
	£m	% change

Year to December 31, 2018	2,346	+3%

Underlying adjusted operating profit growth(1)	101	+5%

Acquisitions	16	0%

Disposals	(48)	-2%

Currency effects	76	+3%

Year to December 31, 2019	2,491	+6%

Underlying adjusted operating profit growth(1)	(433)	-18%

Acquisitions	4	0%

Disposals	(26)	0%

Currency effects	40	+1%

Year to December 31, 2020	2,076	-17%

(1)	Underlying adjusted operating profit growth represents the year over year movement in adjusted operating profit excluding the impact of the adjustments set forth in the table.

Results of Operations for the Year Ended December 31, 2020

Compared to the Year Ended December 31, 2019

Reported revenue was £7,110 million (2019: £7,874 million), down 10% (2019: up 5%), reflecting the decline in Exhibitions revenue. Underlying revenue growth was down 9% (2019: up 4%).

Reported operating costs, which comprises cost of sales, selling and distribution costs, and administration and other expenses, were £5,600 million (2019: £5,814 million), down 4% (2019: up 5%). Cost of sales were £2,487 million (2019: £2,755 million), down 10% (2019: up 4%) compared to 2019. Selling and distribution costs were £1,212 million (2019: £1,292 million), down 6% (2019: up 8%) and administration and other expenses were £1,901 million (2019: £1,767 million), up 8% (2019: up 8%).

Reported operating profit, which includes amortisation of acquired intangible assets and acquisition-related items, was £1,525 million (2019: £2,101 million), a decrease of 27% (2019: 7% increase).

Adjusted operating profit was £2,076 million (2019: £2,491 million), down 17% (2019: up 6%), reflecting the loss incurred in Exhibitions.

The reported operating margin was 21.4% (2019: 26.7%). The overall adjusted operating margin of 29.2% was 2.4 percentage points lower than in the prior year, reflecting the loss incurred in Exhibitions. On an underlying basis, including cycling effects, the margin fell by 2.7 percentage points. Acquisitions and disposals reduced the margin by 0.2 percentage points and currency effects increased the margin by 0.5 percentage points.

Depreciation and amortisation of internally generated intangible assets increased to £341 million (2019: £307 million). Depreciation of right-of-use assets increased to £88 million (2019: £82 million).

The amortisation charge in respect of acquired intangible assets, including the share of amortisation in joint ventures, increased to £376 million (2019: £295 million). This includes impairment of £65 million in respect of acquired intangible assets in Legal and in Exhibitions. Acquisition-related items amounted to a credit of £12 million (2019: £84 million charge), this included a gain of £76 million from the revaluation of a put and call option arrangement relating to a non-controlling interest in a subsidiary within Legal.

Reported net finance costs were £172 million (2019: £305 million). This includes the net pension financing charge of £10 million (2019: £12 million). Reported net finance costs in 2019 included a charge of £99 million in respect of the early redemption of bonds that were due to be repaid in October 2022.

Reported net gain on disposals and other non-operating items was £130 million (2019: £51 million) arising in 2020 largely from the revaluation and disposal of venture capital investments. These gains are partly offset by an associated tax charge of £3 million (2019: £11 million).

Reported profit before tax was £1,483 million (2019: £1,847 million).

The reported tax charge was £275 million (2019: £338 million) including tax associated with the exceptional costs in Exhibitions, amortisation of acquired intangible assets, disposals and other non-operating items.

The reported net profit attributable to RELX PLC shareholders of £1,224 million (2019: £1,505 million) was down 19% (2019: up 6%). The adjusted net profit attributable to RELX PLC shareholders of £1,543 million (2019: £1,808 million) was down 15% (2019: up 8%).

The reported earnings per share was 63.5p (2019: 77.4p).

Adjusted earnings per share were down 14% at 80.1p (2019: 93.0p). At constant rates of exchange, adjusted earnings per share decreased by 15%.

Ordinary dividends paid to shareholders in the year, being the 2019 final and 2020 interim dividend, amounted to £880 million (2019: £842 million).

The final dividend proposed by the Board is 33.4p per share (2019: 32.1p). This gives total dividends for the year of 47.0p (2019: 45.7p).

During 2020, a combined total of 7.8 million of RELX PLC shares were repurchased. Total consideration for these repurchases was £150 million. A further 1.8 million shares were purchased by the Employee Benefit Trust. During 2020, no RELX PLC shares held in treasury were cancelled. As at December 31, 2020, total shares in issue, net of shares held in treasury and shares held by the Employee Benefit Trust, amounted to 1,926 million. No further RELX PLC shares have been repurchased in 2021 as at February 12, 2021.

Scientific, Technical & Medical: 2020 financial performance

	2020 £m	2019 £m	Underlying growth	Portfolio changes	Currency effects	Total growth
Revenue	2,692	2,637	+1%	0%	+1%	+2%
Adjusted operating profit	1,021	982	+1%	-1%	+4%	+4%

Continued modest underlying revenue growth in 2020.

Reported revenue growth was +2% which benefitted from currency movements, including changes in hedge rates. Underlying revenue growth was +1%.

Electronic revenue saw good underlying growth of +3%, in line with the prior year. Print revenue, which was impacted by Covid-19 related distribution issues in the first half of the year, declined at around twice the rate of recent years.

Adjusted operating profit growth of +4% benefited from currency movements, including changes in hedge rates, which also drove the increase in margin. Underlying adjusted operating profit growth was +1%, in line with underlying revenue growth.

In primary research we continued to enhance customer value by providing broader content sets, increasing the sophistication of our analytics, and evolving our technology platforms. We launched 115 new journals, of which over 100 were dedicated author pays open access titles which now total around 500. We continued to see exceptionally strong growth in article submissions, up by over 25% overall, over 20% for subscription journals and doubling for open access journals, driving increased market share in both segments. The customer environment varied by segment and geography, with good growth in many corporate segments globally. The academic institutional segment saw strong growth in some key Asian countries, but varying degrees of budget pressure in other geographies. Open access revenue growth continued to accelerate across all geographies.

In databases & tools and electronic reference, representing over a third of divisional revenue, we continued to drive good growth through content development and enhanced machine learning and natural language processing based functionality, as well as an acceleration in migration to digital reference products. We have seen strong new sales in corporate life sciences, continued strong growth in the research management and health education segments, and an acceleration in growth in many of our clinical solutions. Our electronic healthcare education offering was further strengthened by the acquisition of Shadow Health, a provider of web-based simulation and clinical learning environments for nursing and healthcare students. Other recent acquisitions, including 3D4Medical in healthcare and SciBite in life sciences are performing well.

Print books, representing less than ten percent of divisional revenue, saw a significantly steeper decline than in recent years, primarily due to distribution disruption related to Covid-19. Print pharma promotion revenue also declined more steeply than in recent years.

In early 2020, Elsevier mobilised all of its research content, data analytics expertise, and clinical insights in support of the global response to the Covid-19 pandemic, providing researchers and healthcare professionals with free access to scientific and practical content, including over 50,000 articles downloaded over 200 million times to date.

Risk: 2020 financial performance

	2020 £m	2019 £m	Underlying growth	Portfolio changes	Currency effects	Total growth

Revenue	2,417	2,316	+3%	+2%	-1%	+4%

Adjusted operating profit	894	853	+4%	+1%	0%	+5%

Strong fundamentals driving good underlying revenue growth in 2020 despite Covid-19 related disruption to some customer markets.

Reported revenue growth was +4%. Underlying revenue growth was +3%. Revenue from acquisitions added two percentage points of growth, to give total growth at constant currencies of 5%.

Transactional revenue, which represents around 60% of the divisional total, has continued to see improved growth rates in both Business Services and Insurance after a slowdown in March and April. Subscription revenue, which represents around 40% of the divisional total, remained resilient overall, albeit with some delays in new business closes and customer product implementations, and with end customer markets showing varying dynamics through the year. Outside the US, revenue continued to grow well.

Profit contribution from acquisitions took total growth in adjusted operating profit to +5%, at both constant and reported currency rates. Underlying adjusted operating profit growth of +4% was ahead of underlying revenue growth.

In Business Services, further development of analytics that help our customers to detect and prevent fraud and to manage risk continued to drive growth. Whilst recovery has been gradual in some areas such as credit risk, transactional revenue has already returned to double digit growth in several segments including fraud prevention. Digital identity solutions such as ThreatMetrix continued to perform strongly throughout the Covid-19 pandemic, and were complemented by the first quarter acquisition of Emailage, a provider of email-based fraud prevention solutions.

In Insurance, we continued to drive growth through the roll-out of enhanced analytics, the extension of data sets, and by further expansion in adjacent verticals. Transactional volumes have continued to improve since the lows seen in March and April, with second half US shopping trends in line with recent years. Driving activity and claims volumes also continued to recover but remained slightly below pre-Covid-19 levels at the end of 2020.

In Data Services, growth was supported by solid subscriptions and the organic development of innovative new products and expansion of the range of decision tools. Covid-19 related restrictions have impacted our different customer industry segments to varying degrees, and we saw some impact on new subscription sales and delays in product implementations by some customers.

In Government, strong growth was driven by the continued development and roll out of new analytics products and services.

Legal: 2020 financial performance

	2020 £m	2019 £m	Underlying growth	Portfolio changes	Currency effects	Total growth

Revenue	1,639	1,652	+1%	-1%	-1%	-1%

Adjusted operating profit	330	330	+7%	-6%	-1%	0%

Continued modest underlying revenue growth in 2020.

Reported revenue growth was -1%. Underlying revenue growth was +1%. After portfolio changes underlying revenue growth was 0% at constant currencies.

Good growth in legal analytics drove electronic revenue growth of +3%, in line with the prior year. Print revenue saw a low-double digit decline which was steeper than in recent years, particularly due to supply disruption and temporary customer office closures caused by Covid-19.

Portfolio effects reduced total growth in adjusted operating profit to +1% at constant currencies, and to 0% at reported currency rates, with margin improvement moderated by dilution from recent acquisitions and disposals. Underlying adjusted operating profit growth of +7% was ahead of underlying revenue growth reflecting continued efficiency gains.

The continued release of broader data sets and application of machine learning and natural language processing technologies further enhanced our research products and market leading analytics. The integrated functionality offered by the newly launched Lexis+ has been well received in the market.

The legal services market appeared to see some Covid-19 related disruption in the early part of the pandemic, and our new sales saw a dip in March and April, but were running ahead of the prior year towards the end of 2020. Renewal rates held up well through the year.

Exhibitions: 2020 financial performance

	2020 £m	2019 £m	Underlying growth	Portfolio changes	Currency effects	Total growth

Revenue	362	1,269	-69%	-1%	+1%	-71%

Adjusted operating profit (loss)	(164)	331	-149%	-1%	0%	-150%

Face-to-face events significantly impacted by Covid-19 in 2020.

Our schedule of physical events for 2020 was significantly impacted by Covid-19 related restrictions. The business had a good start to the year, but exhibition venues globally were closed by mid-March. Since then, no significant face-to-face events have taken place outside Asia. We have been able to hold physical events in China since June, and in Japan since August, as well as a small number of events in other countries during the second half of the year. After one percentage point of portfolio changes and two percentage points of cycling-out effects, reported revenue growth at constant currencies was -72%.

Whilst the disruption to our customers caused by Covid-19 has been significant, we have accelerated our rate of innovation and experimentation. The 169 physical events that took place in 2020 were supported with remote participation by both exhibitors and attendees, and incorporated a range of new digital initiatives. In addition, we hosted nearly 400 webinar events attracting almost 100,000 attendees, as well as a number of fully virtual events such as World Travel Market, which attracted over 1,800 exhibitors and 16,000 visitors. As well as generating revenue of up to around 20% of the equivalent physical event, these virtual events enable interaction among event participants over an extended time period and support the value of our brands.

As a result of the curtailment of the physical event programme, revenue for the year was 71% below that of 2019. The gross profit from the events that were held was not sufficient to cover the overheads of the business and, as a result, an adjusted operating loss was incurred. The adjusted operating loss excludes exceptional costs of £183 million, including £61 million of costs relating to events that were cancelled, and £82 million of one-off restructuring costs.

Action has been taken to reduce the cost structure of the business. We have reduced indirect costs by around a quarter versus 2019, creating a leaner, more agile organisation able to drive increased value to our customers through innovation and extension of digital tools and initiatives, and well prepared to hold physical events as venues become available in different locations around the world.

We are managing our 2021 event schedule flexibly, with the majority of events outside of Japan and China currently scheduled for the second half of the year. All events remain subject to the risk of postponement or cancellation, primarily depending on local government policies on events and travel. Events that do take place are likely to experience some revenue attrition.

Critical Accounting Policies

The accounting policies of the consolidated businesses under IFRS as issued by the IASB are described within the relevant notes to the consolidated financial statements as set forth on pages 132 to 179 of the RELX Annual Report and Financial Statements 2020 and incorporated herein by reference to Exhibit 15.2. The most critical accounting policies and estimates used in determining the financial condition and results of the Group, and those requiring the most subjective or complex judgments, relate to the valuation of goodwill and acquired intangible assets, capitalisation of development spend, accounting for defined benefit pension schemes and taxation.

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

Individual businesses are subject to foreign exchange transaction exposures caused by the effect of exchange rate movements on their revenue and operating costs, to the extent that such revenue and costs are not denominated in their functional currencies. Individual businesses generally hedge their exposures at market rates through the centralised treasury department. Hedging of foreign exchange transaction exposure is the only hedging activity undertaken by the individual businesses. For further details see note 18 to the consolidated financial statements as set forth on pages 162 to 167 of the RELX Annual Report and Financial Statements 2020 and incorporated herein by reference to Exhibit 15.2.

Currency differences increased the Group’s revenue by £29 million in 2020 compared to 2019. Acquired intangible asset amortisation and acquisition-related items are predominantly denominated in US dollars and, after these charges, currency differences increased operating profit by £42 million in 2020 compared to 2019. The majority of borrowings are denominated in US dollars and euros and, after charging net finance costs, currency differences increased profit before tax by £42 million in 2020 compared to 2019.

Recently Issued Accounting Pronouncements

Recently Issued Accounting Pronouncements are included in note 1 to the consolidated financial statements under the heading ‘Basis of preparation and accounting policies’ on page 137 of the RELX Annual Report and Financial Statements 2020 and incorporated herein by reference to Exhibit 15.2.

LIQUIDITY AND CAPITAL RESOURCES

Cash Flow

Cash flows from operating activities

The Group’s cash generated from operations in 2020 amounted to £2,264 million (2019: £2,724 million). Included in these net cash inflows are cash outflows of £67 million (2019: £63 million) relating to acquisition-related items, and £51 million (2019: nil) in respect of exceptional costs in Exhibitions. A substantial proportion of revenue is received through subscription and similar advanced receipts, principally for scientific and medical journals and exhibition fees. At December 31, 2020 subscriptions and other revenues received in advance totalled £1,946 million (2019: £2,071 million). During 2020, the Group paid tax of £496 million (2019: £464 million).

Cash flows from investing activities

The Group’s cash outflow on the purchase of property, plant and equipment in 2020 was £43 million (2019: £47 million), while proceeds from the sale of property, plant and equipment amounted to nil (2019: £2 million). The cash outflow on internally developed intangible assets in 2020 was £319 million (2019: £333 million), reflecting sustained investment in new products and related infrastructure.

During 2020, the Group paid a total of £872 million (2019: £429 million) for acquisitions, including deferred consideration of £5 million (2019: £24 million) on past acquisitions and after taking account of net cash acquired of £29 million (2019: £32 million). A further £2 million (2019: £8 million) was paid on the purchase of investments during the year.

Cash flows from financing activities

Share repurchases by RELX PLC in 2020 were £150 million (2019: £600 million). In addition, the Employee Benefit Trust purchased shares totalling £37 million in 2020 (2019: £37 million). Proceeds from the exercise of share options in 2020 were £16 million (2019: £29 million).

During 2020, the Group paid ordinary dividends totalling £880 million to shareholders of RELX PLC (2019: £842 million). Dividend payments are funded by the operating cash flow of the business after capital spend.

Debt

Borrowings as at December 31, 2020 were £7,123 million (2019: £6,414 million). Net borrowings, used in assessing the Group’s financial position, as at December 31, 2020 were £6,898 million (2019: £6,191 million), comprising gross bank and bond borrowings of £6,848 million and lease liabilities of £275 million, less cash and cash equivalents of £88 million, finance lease receivables of £18 million and £119 million of related derivative financial instrument assets. The majority of our borrowings are denominated in US dollars and euros and sterling being stronger against the US dollar but weaker against the euro at the end of the year increased net borrowings slightly when translated into sterling. Excluding currency effects, net borrowings increased by £673 million.

Net borrowings are reconciled as follows:

As at December 31	2020	2019
	£m	£m

Cash & cash equivalents	88	138

Borrowings	(7,123)	(6,414)

Related derivative financial instruments	119	52

Net finance lease receivable	18	33

Net borrowings	(6,898)	(6,191)

Liquidity

In March 2020, €2 billion of euro denominated fixed rate term debt was issued, comprising: €700 million with a coupon of 0% and a maturity of four years, €800 million with a coupon of 0.5% and a maturity of eight years and €500 million with a coupon of 0.875% and a maturity of 12 years. In May 2020, $750 million of US dollar denominated fixed rate term debt was issued, with a coupon of 3.0% and a maturity of ten years. In January 2020, $950 million of US term debt maturing in October 2022 was redeemed early, in accordance with early repayment options allowed by the terms of the bonds.

The Group believes that it has ample liquidity and access to debt capital markets, providing the ability to repay or refinance borrowings as they mature and to fund ongoing requirements. In addition, the Group has access to committed bank facilities aggregating $3.6 billion with various maturities through to 2024 and over $2.9 billion of these facilities maturing in 2023 or 2024. At December 31, 2020 these facilities were undrawn.

Contractual Obligations

The contractual obligations of the Group relating to debt and leases at December 31, 2020 analysed by when payments are due, are summarised below.

	Total	Less than 1 year	1-3 years	3-5 years	After 5 years
	(in millions)
Short-term borrowings(1)(2)	£860	£860	£—	£—	£—
Long-term borrowings(2)	7,114	126	1,023	1,968	3,997

Total	£7,974	£986	£1,023	£1,968	£3,997

(1)

Short-term debt primarily comprises term debt issues maturing within one year and commercial paper, and is supported by committed bank facilities aggregating $3.6 billion with various maturities through to 2024 and by the central management of cash and cash equivalents. At December 31, 2020 the committed bank facilities were undrawn.

(2)

Short and long-term debt obligations comprise undiscounted principal and interest cash flows. Interest cash flows are calculated by reference to the contractual payment dates and the fixed interest rates (for fixed rate debt) or the relevant forecast interest rates (for floating rate debt).

Information on retirement benefit obligations is set forth in note 6 to the consolidated financial statements under the heading ‘Pension schemes’ on pages 144 to 147 of the RELX Annual Report and Financial Statements 2020 and incorporated herein by reference to Exhibit 15.2.

Off-Balance Sheet Arrangements

Except as disclosed above under “Contractual Obligations”, we have no off-balance sheet arrangements that currently have or are reasonably likely to have a material effect on RELX’s financial condition, results of operations, liquidity, capital expenditure or capital resources.

Treasury Policies

The main treasury risks faced by the Group are liquidity risk, interest rate risk, foreign currency risk and credit risk. The Board agrees overall policy guidelines for managing each of these risks. A summary of these policies is provided in note 18 to the consolidated financial statements under the heading ‘Financial Instruments’ on pages 162 to 167 of the RELX Annual Report and Financial Statements 2020 and incorporated herein by reference to Exhibit 15.2.

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

Net debt excluding pensions is the same as net borrowings and is shown on page 24.

RELX uses the cash flow it generates to fund capital expenditure required to drive organic growth, to make selective acquisitions and to provide a growing dividend to shareholders, while retaining balance sheet strength to maintain access to cost-effective sources of borrowing. Share repurchases are undertaken to maintain an efficient balance sheet.

Further detail on our capital and liquidity management is provided in note 18 to the consolidated financial statements under the heading ‘Financial Instruments’ on pages 162 to 167 of the RELX Annual Report and Financial Statements 2020 and incorporated herein by reference to Exhibit 15.2.

SHORT-TERM BORROWINGS

The Group operates a number of commercial paper programmes that provide flexibility for funding operational requirements on a daily basis, at short notice and at competitive rates. Commercial paper is issued under both US and Euro programmes and guaranteed by RELX PLC. In addition, short-term borrowing facilities are established with local banks to support the daily requirements of businesses operating in certain countries where there may be restrictions on borrowing from affiliates. Term debt in the table below consists of borrowings with an original maturity of greater than one year and which mature within 12 months of the reporting date. These short-term borrowings were backed up at December 31, 2020 by committed bank facilities aggregating $3.6 billion with various maturities through to 2024 and over $2.9 billion of these facilities maturing in 2023 or 2024. These facilities were undrawn at December 31, 2020. The short-term borrowing programmes are run in conjunction with term debt programmes which comprise the majority of our debt and provide the Group with security of funding.

The average amount and the average interest rate during the year have been calculated by taking the average of the amounts outstanding at each month end (translated to sterling at the respective month end rate) and the average of the interest rate applicable at each month end. Commercial paper issuance reached a maximum month end level of £1,696 million in January 2020 following the redemption of a $950 million bond and cash outflows in respect of acquisition spend, and short-term loans and overdrafts reached a maximum month end level of £81 million in December 2020 as a result of movements in trading cash flows. Term debt reached a maximum month end level of £955 million in June 2020 as the maturity of the €550 million term debt issue expiring in September 2020 and of the €500 million term debt issue expiring in March 2021 were then both below 12 months, and in part due to movements in exchange rates.

Lease liabilities have been excluded from the balances below.

Short-term borrowings as at December 31,	2020 (in millions)	2020 Weighted average interest rate %	2019 (in millions)	2019 Weighted average interest rate %

Commercial paper	£226	0.4	£683	0.7

Short-term loans and overdrafts	81	3.5	96	3.0

Term debt	448	0.3	1,188	2.2

Total short-term borrowings	£755		£1,967

Average short-term borrowings during the year ended December 31,	2020 (in millions)	2020 Weighted average interest rate %	2019 (in millions)	2019 Weighted average interest rate %

Commercial paper	£629	0.2	£836	0.4

Short-term loans and overdrafts	65	5.3	58	4.4

Term debt	£697	-0.2	£320	1.8

Maximum month end short-term borrowings	2020 (in millions)	2019 (in millions)

Commercial paper	£1,696	£1,296

Short-term loans and overdrafts	81	110

Term debt	£955	£1,188

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

RESEARCH AND DEVELOPMENT

In 2020 RELX spent £319 million (2019: £333 million) in respect of capitalised development costs. This reflects sustained investment in new products and related infrastructure across the business. This expenditure was mainly incurred in the United States, the United Kingdom and the Netherlands.

ITEM 6: DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

DIRECTORS

The information on the Directors of RELX PLC as at February 18, 2021 is set forth under the heading ‘Board Directors’ on pages 66 to 67 of the RELX Annual Report and Financial Statements 2020 and incorporated herein by reference to Exhibit 15.2.

As a general rule, Non-Executive Directors serve for an initial term of three years, and are typically expected to be available to serve for a second three-year period. If invited to do so, they may also serve for a third period of three years.

The Directors are as follows:

Name (Age)	Function

Erik Engstrom (57)	Executive Director and Chief Executive Officer

June Felix (64)	Non-Executive Director(1)(4)

Anthony Habgood (74)	Non-Executive Chair(2)(3)(4)

Wolfhart Hauser (71)	Non-Executive Director(2)(3)(4)(5)

Charlotte Hogg (50)	Non-Executive Director(4)

Marike van Lier Lels (61)	Non-Executive Director(1)(3)(4)

Nick Luff (53)	Executive Director and Chief Financial Officer

Robert MacLeod (56)	Non-Executive Director(2)(3)(4)

Linda Sanford (68)	Non-Executive Director(2)(4)

Andrew Sukawaty (65)	Non-Executive Director(1)(4)

Suzanne Wood (60)	Non-Executive Director(1)(4)

(1)	Member of the Audit Committee.

(2)	Member of the Remuneration Committee.

(3)	Member of the Nominations Committee.

(4)	Member of the Corporate Governance Committee.

(5)	Senior Independent Director, as defined by the UK Corporate Governance Code.

The following changes to the RELX PLC Board of Directors took place during the period from January 1, 2020 to December 31, 2020:

Adrian Hennah stepped down from the Board as a Non-Executive Director in April 2020.

June Felix joined the Board as a Non-Executive Director in October 2020.

Effective March 1, 2021, Paul Walker is expected to succeed Sir Anthony Habgood and become Non-Executive Chair of RELX, at which time Sir Anthony will step down from the Board.

SENIOR MANAGEMENT

The executive officer, other than Directors, at February 18, 2021 was:

Henry Udow: Chief Legal Officer and Company Secretary. A US and British citizen who is admitted to the Bar of New York State. Joined the Group in 2011. Prior to joining the Group he was Chief Legal Officer and Company Secretary of Cadbury plc.

COMPENSATION

At the 2017 Annual General Meetings, RELX PLC and RELX NV shareholders approved a remuneration policy for Executive Directors, which is incorporated herein by reference to Exhibit 15.3 of this Annual Report on Form 20-F. The 2020 grants under the multi-year incentive plans to Executive Directors were made under this policy.

At the 2020 Annual General Meeting, a new remuneration policy was approved, which is incorporated herein by reference to Exhibit 15.4 of this Annual Report on Form 20-F.

The policy relating to payment for loss of office of Executive Directors and Non-Executive Directors is set out on pages 5 to 6 of Exhibit 15.4 of this Annual Report on Form 20-F and is incorporated herein by reference.

Compensation of Executive Officers

The aggregate compensation (salary, annual incentive, benefits, pension, cash allowance in lieu of pension and dividend equivalents received in respect of shares vested during 2020) paid during 2020 (and in respect of the annual incentive earned in respect of 2020) to those who were executive officers (other than Directors) of RELX during the year ended December 31, 2020 was £2,024,032, which included contributions made to the pension plans in respect of such officers of £10,000. In addition to the compensation of executive officers (other than Directors) who were in place as of February 18, 2021, the aggregate compensation for executive officers (other than Directors) for the full year ended December 31, 2020 also includes the compensation of the former Chief Human Resources Officer, who was an Executive Officer for the period January 1, 2020 to September 30, 2020, at which time she left the Group.

The executive officers participate in an annual incentive plan (“AIP”) which is based on financial targets and individual key performance objectives measured over a one-year period. The resulting AIP payout comprises a cash payout in March following the end of the relevant financial year (2/3rds) and deferred shares (1/3rd) which are released to participants after three years. The 2020 aggregate compensation for executive officers includes both the cash and the deferred share elements of the 2020 AIP.

In 2020, we also granted conditional share awards to the executive officers under the LTIP (see “— Share Ownership — Share Ownership by Directors and Executive Officers” below).

DIRECTORS’ REMUNERATION REPORT

The Directors’ Remuneration Report is set out on pages 93 to 107 of the RELX Annual Report and Financial Statements 2020 and is incorporated herein by reference to Exhibit 15.2.

SHARE OWNERSHIP

Executive Directors’ Multi-Year Incentive Interests

This information is set forth under the heading ‘Multi-year incentive interests’ on pages 102 to 103 of the RELX Annual Report and Financial Statements 2020 and incorporated herein by reference to Exhibit 15.2.

Equity-Based Plans

As of December 31, 2020, we operated and/or had awards outstanding under a number of equity-based plans as follows:

(i)	All-Employee Equity-Based Plans

The following three plans are local all-employee equity based plans:

(a)	UK SAYE Share Option Scheme (“SAYE Scheme”)

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

The Executive Directors were not eligible to participate in this scheme.

(c)	Dutch Share Purchase Plan (“DSPP”)

All employees of RELX Nederland BV and participating companies under its control who are neither in their probation period nor under notice at the date of invitation and who are in receipt of salary via a Dutch payroll are entitled to participate in the DSPP. Each cycle of the DSPP operates on a standalone basis and eligibility is assessed for each cycle that is offered. The 2020 cycle of the DSPP launched in February 2020 and completed in December 2020.

Participating employees make monthly contributions out of net salary which are used to purchase RELX PLC shares, listed on Euronext Amsterdam (investment shares). Minimum and maximum annual contribution amounts apply to each cycle. In 2020, the minimum annual contribution amount was €250 and the maximum annual contribution amount was €6,000. At the end of the 2020 DSPP cycle, participants who were still in RELX employment, and who had not sold any of the investment shares purchased during the year, received matching shares from RELX equal to 20% of the investment shares purchased during 2020. Investment shares acquired under the DSPP accrue normal RELX dividends which are automatically reinvested into additional RELX PLC shares.

The Executive Directors are not eligible to participate in the DSPP.

(ii)	Executive Equity-Based Plans

Our executive equity-based plans comprise:

(a)	Long-term incentive plan (“LTIP”)

The LTIP applies to senior executives (including executive officers and the Executive Directors). Awards may be granted as performance share awards or nil-cost options but it is currently intended to only grant performance share awards. Awards vest subject to performance measured over three financial years. Awards may be satisfied with new issue shares, a transfer of treasury shares or shares purchased in the market, but it is currently intended to continue the existing practice of satisfying awards with shares purchased in the market. The performance measures and targets applicable to awards granted in 2020 under this plan are detailed in the table below. The vesting of awards is also subject to participants meeting a minimum shareholding requirement and continued employment (except for certain categories of approved leavers). Dividend equivalents accrue over the performance period and are paid out in cash at the end to the extent that the awards vest. Further, shares vested from awards granted to the Executive Directors in 2016 and 2017 are subject to a further six months holding period post vesting which has been increased to two years for shares vested from awards granted to the Executive Directors from 2018 onwards.

LTIP: 2020-2022 cycle

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

(1)

The calculation methodology for TSR, EPS and ROIC is set out in the 2013 Notices of Annual General Meeting, which can be found on our website, www.relx.com. The information on our website is not incorporated by reference into this Annual Report on Form 20-F.

Each comparator group comprises up to 50 companies. The companies for the 2020-22 LTIP cycle were selected on the same basis as the comparator groups for prior cycles under this plan.

(2)	Vesting is on a straight-line basis for performance between the minimum and maximum levels.

Vesting percentage of EPS and ROIC tranches*	Average growth in adjusted EPS over the three-year performance period	ROIC in the third year of the performance period
0%	below 5% p.a.	below 12.0%
25%	5% p.a.	12.0%
50%	6% p.a.	12.4%
65%	7% p.a.	12.8%
75%	8% p.a.	13.2%
85%	9% p.a.	13.6%
92.5%	10% p.a.	14.0%
100%	11% p.a. or above	14.4% or above

*	Vesting is on a straight-line basis for performance between the stated average adjusted EPS growth/ROIC percentages.

(b)	Executive Share Option Schemes (“ESOS”)

The plans in this category comprise the Executive Share Option Scheme 2013 (“ESOS 2013”) and the Share Option Scheme 2003 (“ESOS 2003”). Details of the ESOS 2003 have been disclosed in previous Annual Reports on Form 20-F.

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

No grants under ESOS 2013 were made to Executive Directors in 2020. Vested awards held by the executives and Directors remain exercisable, as applicable.

ESOS 2003 has options outstanding under it but no further options have been granted under this plan after January 1, 2013.

(c)	Retention Share Plan (“RSP”) and Restricted Share Plan (“RSP 2014”)

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

Share Options and Conditional Share Awards

At February 10, 2021 the total number of shares subject to outstanding options was:

	Number of outstanding options	Options over shares	Option price range

UK SAYE Scheme	2,292,258	RELX PLC	£9.496-13.568

Netherlands Convertible Debenture Stock Scheme	881,853	RELX PLC	€5.453-19.390

ESOS	6,313,037	RELX PLC	£5.155-20.725

	3,207,139	RELX PLC	€5.832-19.165

Share options are expected, upon exercise, to be met by the issue of new ordinary shares.

At February 10, 2021 the following conditional share awards were also outstanding:

	Number of outstanding awards	Awards over shares in

LTIP	6,200,992	RELX PLC

RSP	1,557,530	RELX PLC

Share Ownership by Directors and Executive Officers

The interests of those individuals who were Directors of RELX PLC as at December 31, 2020 in the issued share capital of RELX PLC at the beginning and end of the year are shown under the heading ‘Statement of Directors’ shareholdings and other share interests’ on page 101 of the RELX Annual Report and Financial Statements 2020 and incorporated herein by reference to Exhibit 15.2.

The interests of the current Executive Directors of RELX PLC in the issued share capital of RELX PLC as at February 17, 2021 were:

	Interest in RELX PLC shares

Erik Engstrom	1,029,503	*

Nick Luff	276,898

*	Comprises ordinary shares and ADRs.

The following table indicates the total aggregate number of RELX PLC securities beneficially owned (comprising ordinary shares and ADRs) and the total aggregate number of share options (comprising ordinary shares only) and conditional share awards (comprising ordinary shares and ADRs) held by the executive officers (other than Directors) of the Company in office as of February 10, 2021:

	RELX PLC shares	RELX PLC £ ordinary shares subject to options	RELX PLC € ordinary shares subject to options	RELX PLC conditional share awards

Executive officers (other than Directors)	548,337	93,970	99,186	257,814

The options over RELX PLC pound sterling denominated ordinary shares included in the above table are exercisable at prices ranging from £5.155 to £14.945 per share between the 3rd anniversary of their respective grant date and 2027 (except for SAYE options which will be exercisable for six months from the respective maturity date). The options over RELX PLC Euro denominated ordinary shares included in the above table are exercisable at prices ranging from €5.871 to €16.7225 per share between the 3rd anniversary of their respective grant date and 2027. The RELX PLC conditional share awards included in the above table will vest between 2021 and 2023.

In 2020, we granted a total of 113,121 conditional share awards to the executive officers under the LTIP (which is described above under “Executive Equity-Based Plans”). The awards made to the former Chief Human Resources Officer (46,984) lapsed on leaving employment.

BOARD PRACTICES

The Board currently consists of two Executive Directors and nine Non-Executive Directors. Persons nominated by the Nominations Committee will be required to be approved by the Board, prior to appointment to the Board. A copy of the terms of reference of the Nominations Committee is available on request and can be viewed on our website, www.relx.com. The information on our website is not incorporated by reference into this Annual Report on Form 20-F.

Notwithstanding the provisions outlined above in relation to the appointment to the Board, shareholders retain their rights under RELX PLC’s articles of association to appoint Directors to the Board by ordinary resolution. Shareholders may also, by ordinary resolution, remove a Director from the Board.

The Board has also established the following Committees:

—	Audit — currently comprising four independent Non-Executive Directors;

—	Corporate Governance — currently comprising all Non-Executive Directors;

—	Nominations — currently comprising four Non-Executive Directors including the Chair of the Board; and

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

Under the articles of association of RELX PLC, one third of the Directors shall retire from office and, if they wish, make themselves available for re-election by shareholders at the Annual General Meeting. Notwithstanding these provisions in the articles of association, in accordance with the provisions of the UK Corporate Governance Code all Directors normally retire and, unless they are standing down, will offer themselves for re-election/election at each Annual General Meeting.

EMPLOYEES

The number of people employed is disclosed in note 5 to the consolidated financial statements under the heading ‘Personnel’ on page 143 of the RELX Annual Report and Financial Statements 2020 and incorporated herein by reference to Exhibit 15.2.

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

ITEM 7: MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

As at February 18, 2021, we had been notified by the following shareholders that they held an interest of 3% or more in voting rights(1) of the issued share capital of RELX PLC. The number of shares and percentage interests stated below are as disclosed at the date on which the interests were notified to us:

Identity of Person or Group(2)	Number of Shares	% of Class

BlackRock, Inc	155,091,407	7.84

Invesco Limited	52,329,893	4.99

(1)

Under the UK Disclosure and Transparency Rules, subject to certain limited exceptions, persons or groups with an interest of 3% or more in voting rights of the issued ordinary share capital are required to notify RELX PLC, and the UK Financial Conduct Authority of their interest. Shares held in treasury, which do not carry voting rights, are disclosed in “Item 10: Additional Information”.

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

At December 31, 2020, there were 71 ordinary shareholders with a registered address in the United States, holding 72,619,791 ordinary shares of RELX PLC, representing 3.66% of the total number of ordinary shares issued. This includes Citibank N.A., depositary for RELX PLC’s ADR programme, which held 72,533,150 ordinary shares of RELX PLC, representing 3.66% of the total number of ordinary shares issued. At December 31, 2020, there were 76 registered ADR holders (holding together 32,122 ADRs), who all have a registered address in the United States, representing less than 0.01% of the total number of ordinary shares issued.

RELX PLC is not aware of any arrangements the operation of which may at a subsequent date result in a change in control of RELX PLC. The major shareholders of RELX PLC do not have different voting rights to other ordinary shareholders.

RELATED PARTY TRANSACTIONS

Transactions with joint ventures and key management personnel, comprising the Executive and Non-Executive Directors of RELX PLC, are set out in note 26 to the consolidated financial statements under the heading ‘Related party transactions’ on pages 173 to 174 of the RELX Annual Report and Financial Statements 2020 and is incorporated herein by reference to Exhibit 15.2.

Further details of remuneration of key management personnel are set out in “Item 6: Directors, Senior Management and Employees”.

ITEM 8: FINANCIAL INFORMATION

FINANCIAL STATEMENTS

See “Item 18: Financial Statements”, incorporated herein by reference.

DIVIDEND POLICY

The dividend policy of RELX PLC is, over the longer term, to grow dividends broadly in line with adjusted earnings per share while targeting dividend cover (being the number of times the annual dividend is covered by the adjusted earnings per share) of at least two times.

LEGAL PROCEEDINGS

Various of RELX PLC’s subsidiaries operating in the United States have been the subject of legal proceedings and federal and state regulatory actions relating to data security incidents, pursuant to which unauthorised persons were alleged to have obtained personal information from our databases, or alleged non-compliance with privacy, data and consumer protection laws and regulations regarding the obtaining and disclosure by such subsidiaries of information without the consent of the individuals involved. The principal actions and investigations have been settled, with the substantial portion of cash payments agreed to be paid by these subsidiaries being reimbursed by insurance and third-party indemnities. The settlements generally require comprehensive data security programmes, submissions of regulatory reports and on-going monitoring by independent third parties to ensure our compliance with the terms of those settlements. While the costs of such on-going monitoring will be borne by us, neither the costs of compliance nor the costs of such on-going monitoring are expected to have a material adverse effect on our financial position or the results of our operations.

Various of RELX PLC’s subsidiaries offer products that require that we meet certain obligations in connection with the disclosure of information. Certain of these laws further provide for statutory penalties and attorneys’ fees for non-compliance. In the normal course of its business, Risk deals with individual and class action lawsuits claiming violation of one or more of these statutes. Other than pending matters, to date, these cases have either been settled or successfully defended with a substantial portion of cash payments agreed to be paid by our insurance providers. These proceedings have not had, and are not expected to have, a material adverse effect on our financial position or the results of our operations.

We are party to various other legal proceedings arising in the ordinary course of our business, the ultimate resolutions of which are not expected to have a material adverse effect on our financial position or the results of our operations.

ITEM 9: THE OFFER AND LISTING

TRADING MARKETS

The RELX PLC ordinary shares are listed on the London Stock Exchange, Euronext Amsterdam and the New York Stock Exchange. The London Stock Exchange is the principal trading market for RELX PLC ordinary shares. Trading on the New York Stock Exchange is in the form of American Depositary Shares (“ADSs”), evidenced by American Depositary Receipts (“ADRs”) issued by Citibank N.A., as depositary. Each ADS represents one RELX PLC ordinary share. The tickers for each of RELX PLC’s listings are detailed below:

—	London Stock Exchange — ‘REL’

—	Euronext Amsterdam — ‘REN’

—	New York Stock Exchange — ‘RELX’

ITEM 10: ADDITIONAL INFORMATION

ARTICLES OF ASSOCIATION

A copy of RELX PLC’s current Articles of Association (the “Articles”) is filed as Exhibit 1.1 to this Annual Report on Form 20-F.

The following is a summary of the current Articles. As a summary, it is not exhaustive and is qualified in its entirety by reference to UK law and the Articles.

Company’s Objects

RELX PLC’s objects are unrestricted.

Share Capital

As at December 31, 2020 issued ordinary share capital comprised 1,982.3 million shares of 14 51/116 p. At December 31, 2020 shares held in treasury totalled 56.3 million. Of these, 6.2 million ordinary shares were held by the Employee Benefit Trust and 50.1 million ordinary shares were held in treasury by RELX PLC. During 2020, RELX PLC bought back a total of 7.8 million ordinary shares to be held in treasury pursuant to the authority given by shareholders at the Annual General Meeting held on April 25, 2019. A further authority was given by shareholders at the Annual General Meeting held on April 23, 2020, however no ordinary shares have been bought back by RELX PLC since that date as the share buyback programme has been suspended. The share purchases prior to the suspension are reflected in the number of ordinary shares held in treasury at December 31, 2020. All share capital is fully paid up.

RELX PLC by ordinary resolution and subject to the UK Companies Act 2006 (as amended) (the “Companies Act”) may:

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

RELX PLC by special resolution and subject to the Companies Act may:

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

1.

is stamped or certified and lodged, at the registered office or other place that the Board decides, accompanied by the relevant share certificate and any other evidence that the Board may reasonably require to prove a legitimate right to transfer;

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

Untraced shareholders

RELX PLC is entitled to sell any of its ordinary shares if:

1.	during the period of 12 years prior to the publication of any advertisement stating the intent to sell, at least three dividends have become payable on the shares which have remained uncashed; and

2.

during the period of three months following the publication of any advertisement stating the intent to sell, RELX PLC has received no indication of the location, or existence of the member, or the person entitled to the shares by way of transmission.

Dividend Rights

Subject to the provisions of the Companies Act, the shareholders may by ordinary resolution declare a dividend no larger than the amount recommended by the Board requiring a simple majority of the votes cast. Interim dividends may also be payable if the Board deems that there is sufficient profit available for distribution. Except as otherwise provided by the rights attached to the shares, all dividends shall be declared and paid according to the amounts paid up on the shares on which the dividend is declared. No dividend payable in respect of a share shall bear interest against RELX PLC, unless otherwise provided by the rights attached to the share.

Dividends may only be paid if RELX PLC has profits available for distribution. “Profits available for distribution” is defined in the Companies Act as “accumulated, realised profits, so far as not previously utilised by distribution or capitalisation, less accumulated, realised losses, so far as not previously written off in a reduction or reorganisation of capital duly made.” RELX PLC is not permitted to pay dividends out of share capital, which includes share premium. Profits available for distribution are determined in accordance with generally accepted accounting principles at the time the relevant accounts are prepared. RELX PLC will not be permitted to make a distribution if, at the time the proposed dividend is to be made, the amount of its net assets is less than the aggregate of its called-up share capital and undistributable reserves, or if the proposed dividend will reduce the net assets below such amount.

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

Variation of rights

Subject to the Companies Act, where the capital of RELX PLC is divided into different classes of shares, the unique rights attached to the respective classes may be varied or cancelled:

1.	With the written consent of the holders of 75% in nominal value of the issued shares of the class (excluding any treasury shares held in that class); or

2.	By authority of a special resolution passed at a separate general meeting of the holders of the shares of the class.

General meetings of shareholders

Under the RELX PLC Articles, a resolution put to the vote of a general meeting will be decided on a show of hands unless a vote by poll is duly demanded.

Subject to the Companies Act, RELX PLC must hold a general meeting as its annual general meeting within six months from January 1 every year. The Board may convene a general meeting when necessary and must do so promptly upon requisition by the shareholders. The notice period for annual general meetings is 21 clear days and 14 clear days for other general meetings. Subject to the Companies Act and the Articles, the notice shall be sent to every member at their registered address. If, on two consecutive occasions notices are sent to a members registered address and have been returned undelivered the member shall not be entitled to receive any subsequent notice.

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

Subject to the provisions of the Companies Act, a poll may be demanded by: (i) the chair of the meeting; (ii) at least five shareholders present in person or by proxy having the right to vote on the resolution (except on the election of the chair of the meeting or on a question of adjournment); (iii) any shareholder or shareholders present in person or by proxy representing not less than 10% of the total voting rights of all the shareholders having the right to vote on the resolution (excluding any voting rights attached to any RELX PLC Shares held as treasury shares); or (iv) any shareholder or shareholders present in person or by proxy holding shares conferring a right to vote on the resolution, being shares on which an aggregate sum has been paid up equal to not less than 10% of the total sum paid up on all shares conferring that right (excluding any shares conferring a right to vote on the resolution which are held as treasury shares).

No member is entitled to vote on a partly paid share. The Board also has the discretion to prevent a member from voting in person or by proxy if they are in default of a duly served notice under section 793 of the Companies Act, concerning a request for information about interest in RELX PLC’s shares.

Directors’ Interests

Subject to the provisions of the Companies Act, where a Director declares an interest to the Board, the Board may authorise the matter proposed to it which would otherwise constitute a conflict of interest and place a Director in breach of their statutory duty. Such authorisation is effective where the Director in question is not included in the quorum for the meeting and the matter was agreed without their vote, or would have been agreed to had their vote not been counted. A Director’s duty to declare an interest does not apply in the circumstances provided for by section 177(5) and 177(6) of the Companies Act. A Director:

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

Borrowing powers

Subject to the Companies Act, the Board may exercise all the powers of RELX PLC to borrow money, guarantee, indemnify, mortgage or charge its undertaking, property, assets (present and future) and uncalled capital and to issue debentures and other securities whether outright or as collateral security for any debt, liability or obligation of RELX PLC or of any third party. Without the authority of an ordinary resolution the directors are prohibited from borrowing in excess of an amount equal to the higher of (i) £8,000,000,000; (and on May 26, 2020, an ordinary resolution was passed to increase such amount to £12,000,000,000) and (ii) two and a half times the adjusted total of capital and reserves.

Indemnity

Subject to the Companies Act, without bar to any other existing indemnity entitlements, RELX PLC may use its assets to indemnify a Director against liability incurred through negligence, default, breach of duty or breach of trust in relation to RELX PLC’s affairs.

Redemption provision

Subject to the provisions of the Companies Act, and without prejudice to any rights attached to any existing shares or class of shares, shares may be issued which are to be redeemed or are to be liable to be redeemed at the option of RELX PLC or the holder. The board may determine the terms, conditions and manner of redemption of shares provided that it does so before the shares are allotted.

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

If a call or any instalment of a call remains unpaid in whole or in part after it has become due and payable the person from whom it is due and payable shall pay interest on the amount unpaid from the day it became due and payable until it is paid. The interest shall be paid at the rate fixed by the terms of allotment of the relevant share or in the notice of the call or, if no rate is fixed, at such rate, not exceeding 15% per annum or, if higher, the appropriate rate (as defined in the Companies Act), as may be determined by the board. The board shall be at liberty to waive payment of such interest wholly or in part in respect of any individual member.

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

TAXATION

The following discussion is a summary under present law and tax authority practice of the material UK and US federal income tax considerations relevant to the purchase, ownership and disposal of RELX PLC ordinary shares or ADSs. This discussion applies to you only if you are a US holder, you hold your ordinary shares or ADSs as capital assets and you use the US dollar as your functional currency. It does not address the tax treatment of US holders subject to special rules, such as banks and other financial institutions, dealers or traders in securities or currencies, insurance companies, real estate investment trusts, regulated investment companies, traders in securities that elect to mark-to-market, tax-exempt entities, persons liable for alternative minimum tax, pass-through entities for US federal income tax purposes (including entities treated as partnerships or S-corporations for such purposes) holders which own (actually or constructively) 10% or more of RELX PLC shares (as measured by vote or value), persons holding ordinary shares or ADSs as part of a hedging, straddle, conversion or constructive sale transaction, or persons that are resident or domiciled in the UK (or who have ceased to be resident in the UK or became treated as resident outside the UK for the purpose of a double tax treaty within the past five years of assessment). The summary also does not discuss the US federal alternative minimum tax or the tax laws of particular states or localities in the US.

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

UK Stamp Duty and Stamp Duty Reserve Tax

Current UK law includes a provision whereby UK stamp duty reserve tax (SDRT) or UK stamp duty is payable upon the transfer or issue of RELX PLC ordinary shares to the depositary in exchange for RELX PLC ADSs evidenced by ADRs. For this purpose, the current rate of stamp duty and SDRT is 1.5%, applied, in each case, to: (i) the issue price when the ordinary shares are issued; (ii) the amount or value of the consideration where shares are transferred for consideration in money or money’s worth; or (iii) the value of the ordinary shares in any other case. Following certain EU litigation, HMRC accepted that they would no longer seek to apply the 1.5% SDRT charge on an issue of shares into a clearance service or depositary receipt system (or a transfer of shares into a clearance service or depositary receipt system, where such transfer is integral to the raising of capital by the company concerned) on the basis that the charge was not compatible with EU law. Following the

UK’s departure from the EU, such pre-existing EU law rights, recognised in litigation, were preserved as a domestic law matter following the end of the implementation period on December 31, 2020 pursuant to provisions of the UK European Union (Withdrawal) Act 2018. Accordingly, no UK SDRT or UK stamp duty is payable upon the issue of RELX PLC shares to the depositary in exchange for RELX PLC ADSs evidenced by ADRs (or upon the transfer of RELX PLC shares to the depositary in exchange for RELX PLC ADSs evidenced by ADRs, where such transfer is integral to the raising of capital by RELX PLC). HMRC’s view is that the 1.5% SDRT or stamp duty charge will continue to apply to a transfer of shares into a clearance service or depositary receipt system, where such transfer is not an integral part of the raising of capital by the company concerned. In view of the continuing uncertainty, specific professional advice should be sought before incurring a 1.5% stamp duty or stamp duty reserve tax charge in any circumstance.

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

With respect to certain non-corporate US holders, certain dividends received from a qualified foreign corporation may be subject to reduced rates of taxation. A qualified foreign corporation includes a foreign corporation that is eligible for the benefits of certain comprehensive income tax treaties with the United States. United States Treasury Department guidance indicates that the United Kingdom is a country with which the United States has an income tax treaty in force that meets these requirements, and RELX PLC believes it is eligible for the benefits of this income tax treaty. Individuals that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or other requirements will not be eligible for the reduced rates of taxation. US holders should consult their own tax advisors regarding the application of these rules given their particular circumstances.

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

If you receive pounds sterling or euros on the sale or other disposition of your ordinary shares or ADSs, you will realise an amount equal to the US dollar value of the pounds sterling at the spot rate on the date of sale or other disposition (or in the case of cash basis and electing accrual basis taxpayers, if the ordinary shares or ADSs are traded on an established securities market, the settlement date for the sale or other disposition). Any gain or loss realised by a US holder between the sale date and the settlement date or on a subsequent disposition or conversion of pounds sterling into different US dollar amount generally will be US source ordinary income or loss. US holders will generally have a tax basis in the pounds sterling or the euros that you receive equal to the US dollar value of the pound sterling or euro received at the spot rate on the settlement date. Gains recognised will generally be included in net investment income for purposes of the 3.8% Medicare contribution tax applicable to certain non-corporate US holders.

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

DOCUMENTS ON DISPLAY

The SEC maintains an internet site at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that file electronically with the SEC. This Annual Report on Form 20-F and other information filed or furnished by us with or to the SEC may be accessed through this website.

Our internet address is www.relx.com. The information on our website is not incorporated by reference into this Annual Report on Form 20-F.

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

We have a credit exposure for the full principal amount of cash and cash equivalents held with individual counterparties. In addition, we have a credit risk from the potential non-performance by counterparties to financial instruments; this credit risk normally being restricted to the amounts of any hedge gain and not the full principal amount being hedged. Credit risks are managed by monitoring the credit quality of counterparties and restricting the amounts outstanding with each of them. We are also exposed to changes in the market value of our venture capital investments.

Our management of the above market risks is described in further detail in note 18 to the consolidated financial statements under the heading ‘Financial Instruments’ on pages 162 to 167 and in note 22 under the heading ‘Borrowings’ on pages 169 to 170 of the RELX Annual Report and Financial Statements 2020 and incorporated herein by reference to Exhibit 15.2.

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

The fair values of interest rate swaps and forward foreign exchange contracts set out below represent the replacement costs calculated using market rates of interest and exchange at December 31, 2020. The fair value of long-term borrowings has been calculated by discounting expected future cash flows at market rates.

Our use of financial instruments and our accounting policies for financial instruments are described more fully in note 18 to the consolidated financial statements under the heading ‘Financial Instruments’ on pages 162 to 167 of the RELX Annual Report and Financial Statements 2020 and are incorporated herein by reference to Exhibit 15.2.

(a) Interest Rate Risk

The following sensitivity analysis assumes an immediate 100 basis point change in interest rates for all currencies and maturities from their levels at December 31, 2020 with all other variables held constant.

Financial Instrument	Fair Value December 31, 2020	Fair Value Change		Fair Value December 31, 2019	Fair Value Change
		+100 basis points	-100 basis points		+100 basis points	-100 basis points
	(In millions)			(In millions)

Short-term borrowings	£(307)	£—	£—	£(779)	£—	£—

Long-term borrowings (including current portion)	(7,316)	381	(416)	(5,959)	255	(276)

Interest rate swaps (swapping fixed rate to floating)	115	(56)	59	45	(75)	79

Interest rate swaps (swapping floating rate to fixed)	(3)	0	(1)	(1)	1	(1)

A 100 basis point change in interest rates would not result in a material change to the fair value of other financial instruments.

At December 31, 2020, 65% of gross borrowings were at fixed rate. A 100 basis point reduction in interest rates would result in an estimated decrease in net finance costs of £23 million (2019: £31 million), based on the composition of financial instruments including cash, cash equivalents, bank loans and commercial paper borrowings at December 31, 2020. A 100 basis points rise in interest rates would result in an estimated increase in net finance costs of £23 million (2019: £31 million).

(b) Foreign Exchange Rate Risk

The following sensitivity analysis assumes an immediate 10% change in all foreign currency exchange rates against sterling from their levels at December 31, 2020 with all other variables held constant. A +10% change indicates a strengthening of the currency against sterling and a -10% change indicates a weakening of the currency against sterling.

Financial Instrument	Fair Value December 31, 2020	Fair Value Change		Fair Value December 31, 2019	Fair Value Change
		+10%	-10%		+10%	-10%
	(In millions)			(In millions)

Cash and cash equivalents	£88	£8	£(8)	£138	£14	£(14)

Short-term borrowings	(307)	(30)	30	(779)	(78)	78

Long-term borrowings (including current portion)	(7,317)	(726)	726	(5,959)	(589)	589

Lease receivables	18	2	(2)	33	3	(3)

Interest rate swaps (including cross currency interest rate swaps)	112	11	(11)	44	4	(4)

Forward foreign exchange contracts	33	(103)	103	3	9	(9)

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

From January 1, 2020 to February 17, 2021, we received a reimbursement of $175,000, net of withheld taxes, from the depositary for New York Stock Exchange listing fees, investor relations expenses and other programme related expenses, in connection with the ADR facility.

PART II

ITEM 15: CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

RELX PLC is required to comply with applicable US regulations, including the US Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), insofar as they apply to foreign private issuers. Accordingly, RELX PLC has established a Disclosure Committee comprising the company secretary of RELX PLC and other senior RELX managers appointed to provide assurance to the Chief Executive Officer and Chief Financial Officer of RELX PLC. The committee has reviewed and evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2020. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer of RELX PLC have concluded that the disclosure controls and procedures for RELX PLC are effective as of the end of the period covered by this Annual Report on Form 20-F.

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

Management conducted an evaluation of the effectiveness of its internal controls over financial reporting based on the framework in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that the internal controls over financial reporting of RELX PLC were effective as of December 31, 2020.

Certifications by the Chief Executive Officer and Chief Financial Officer of RELX PLC as required by the Sarbanes-Oxley Act are submitted as exhibits to this Annual Report on Form 20-F (see “Item 19: Exhibits” on pages S-3 and S-4).

Ernst & Young LLP have audited the consolidated financial statements for the fiscal year ended December 31, 2020 and have audited the effectiveness of internal controls over financial reporting as at December 31, 2020. Their report in respect of RELX is included herein.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of RELX PLC

Opinion on Internal Control over Financial Reporting

The terms “Group” or “RELX” refer collectively, to RELX PLC and its subsidiaries, associates and joint ventures. For dates and periods ended before the corporate simplification on September 8, 2018, such terms refer collectively to RELX PLC, RELX NV, RELX Group plc and its subsidiaries, associates and joint ventures.

We have audited the Group’s internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), (the COSO criteria). In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Group as at December 31, 2020 and 2019, and the related consolidated statements of income, comprehensive income, cash flows, and changes in equity for each of the three years in the period ended December 31, 2020, and the related notes of the Group and our report dated February 10, 2021 expressed an unqualified opinion thereon.

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

/s/ Ernst & Young LLP London, United Kingdom February 10, 2021

Internal Control over Financial Reporting

Management, including the Chief Executive Officer and Chief Financial Officer of RELX PLC, have reviewed whether or not during the period covered by this Annual Report on Form 20-F, there have been any changes in internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the internal controls over financial reporting of RELX PLC. Based on that review, the Chief Executive Officer and Chief Financial Officer of RELX PLC have concluded that there have been no such changes.

An outline of the internal control structure is set out below.

The Board of RELX PLC has adopted a schedule of matters which are required to be brought to it for decision. During 2020, the Board of RELX PLC exercised a supervisory role over the activities and systems of internal control of the Group.

The RELX PLC Audit Committee met on a regular basis to review the systems of internal control and risk management of the Group.

Audit Committee

RELX PLC has an Audit Committee which comprise only Non-Executive Directors, all of whom are independent. The Audit Committee, which meets regularly, was chaired by Suzanne Wood, the other members being June Felix (from November 1, 2020), Marike van Lier Lels and Andrew Sukawaty.

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

The terms of reference for the Audit Committee are reviewed annually and a copy is published on our website, www.relx.com. The information on our website is not incorporated by reference into this Annual Report on Form 20-F.

ITEM 16A: AUDIT COMMITTEE FINANCIAL EXPERT

The members of RELX PLC’s Audit Committee are identified in “Item 6: Directors, Senior Management and Employees”. The members of the Board of Directors of RELX PLC have determined that the Audit Committee contains at least one financial expert within the meaning of the applicable rules and regulations of the SEC. The Audit Committee financial expert is Suzanne Wood. Suzanne Wood is considered independent.

ITEM 16B: CODES OF ETHICS

The Group has adopted a code of ethics (Code of Ethics and Business Conduct) that applies to all directors, officers and employees of the Group, as well as a separate code of ethics (Code of Ethics for Senior Financial Officers) that also applies to RELX PLC’s principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions (collectively, the “Senior Financial Officers”). Both of these codes of ethics are available under

“Code of Ethics” of the Investor centre page at www.relx.com. The information on our website is not incorporated by reference into this Annual Report on Form 20-F. If the Code for Senior Financial Officers is amended or a provision waived, we intend to satisfy any disclosure obligations by posting information on the internet website set forth above within five business days of such amendment or waiver. In February 2016, we amended the Code for Senior Financial Officers to address those to whom the policy applies, the reporting process and potential disciplinary actions for violations, and responsibilities regarding disclosure in financial reports and other disclosures.

ITEM 16C: PRINCIPAL ACCOUNTANT FEES AND SERVICES

The aggregate fees billed by our principal accountant, Ernst & Young LLP, are set forth in note 4 to the consolidated financial statements under the heading ‘Auditor’s remuneration’ on page 143 of the RELX Annual Report and Financial Statements 2020 and incorporated herein by reference to Exhibit 15.2.

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

The auditors are not permitted to provide non-audit services that would compromise their independence or violate any laws or regulations that would affect their appointment as auditors. They are eligible for selection to provide non-audit services only to the extent that their skills and experience make them a logical supplier of the services. The Chair of the Audit Committee must pre-approve the provision of all non-audit services by the auditors and will consider SEC rules and other guidelines in determining the scope of permitted services. All assignments other than audit-related work must be specifically pre-approved by the Audit Committee in advance of commissioning the work. Aggregate non-audit fees must not exceed the annual audit fees in any given year, unless approved in advance by the Audit Committee. All of the audit and non-audit services carried out in the year ended December 31, 2020 were pre-approved under the policies and procedures summarised above.

ITEM 16E: PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

During 2020, the Group repurchased a total of 7.8 million ordinary shares for total consideration of £150 million ($64 million), to be held in treasury.

During 2020, the Employee Benefit Trust purchased 1.8 million RELX PLC shares in order to satisfy awards under our equity-based plans as described in “Item 6: Directors, Senior Management and Employees — Share Ownership”.

	Number of ordinary shares	Average price paid per share	Total shares repurchased under publicly announced programmes	Approximate maximum value of shares that may yet be purchased under the programmes

January 2020(1)	3,695,000	1,983p	3,965,000	£21 million

February 2020(2)(3)	3,370,125	2,042p	1,543,453	£289 million

March 2020	1,405,000	1,668p	1,405,000	£266 million

April 2020(4)	907,199	1,765p	907,199	£250 million

May 2020	—	—	—	£250 million

June 2020	—	—	—	£250 million

July 2020	—	—	—	£250 million

August 2020	—	—	—	£250 million

September 2020	—	—	—	£250 million

October 2020	—	—	—	£250 million

November 2020	—	—	—	£250 million

December 2020(3)	23	1,622p	—	£250 million

	9,647,347		7,820,652

(1)	Includes amounts purchased under the £100 million ($128 million) non-discretionary buyback programme announced December 6, 2019.

(2)

Includes amounts purchased under the £100 million ($128 million) non-discretionary buyback programme announced December 6, 2019 and the £300 million ($384 million) non-discretionary buyback programme announced February 13, 2020.

(3)	Includes shares purchased to satisfy awards under our equity-based plans as described in “Item 6: Directors, Senior Management and Employees — Share Ownership”.

(4)

The £300 million ($384 million) non-discretionary buyback programme announced February 13, 2020 was suspended in April 2020 with £50 million ($64 million) of buybacks having been completed (taking the total amount spent in 2020, including the £100 million ($128 million) purchased in January and February 2020, to £150 million ($192 million)).

ITEM 16G: CORPORATE GOVERNANCE

Details of our corporate governance practices are set out on page 46 of “Item 15: Controls and Procedures”.

Compliance with New York Stock Exchange Corporate Governance Rules

RELX PLC, as a company listed on the New York Stock Exchange (the “NYSE”), is subject to the listing requirements of the NYSE and the rules of the SEC. We also continually monitor our compliance with the provisions of the Sarbanes-Oxley Act that are applicable to foreign private issuers.

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

PART III

ITEM 17: FINANCIAL STATEMENTS

The Registrant has responded to “Item 18: Financial Statements” in lieu of responding to this Item.

ITEM 18: FINANCIAL STATEMENTS

The information set forth under the heading ‘Consolidated Financial Statements’ and ‘Notes to the consolidated financial statements’ on pages 132 to 179 of the RELX Annual Report and Financial Statements 2020 is incorporated herein by reference to Exhibit 15.2.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of RELX PLC

Opinion on the Financial Statements

The terms “Group” or “RELX” refer collectively, to RELX PLC and its subsidiaries, associates and joint ventures. For dates and periods ended before the corporate simplification on September 8, 2018, such terms refer collectively to RELX PLC, RELX NV, RELX Group plc and its subsidiaries, associates and joint ventures.

We have audited the accompanying consolidated statements of financial position of the Group as of December 31, 2020 and 2019, the related consolidated statements of income, comprehensive income, cash flows and changes in equity for each of the three years in the period ended December 31, 2020, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group at December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Group’s internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated February 10, 2021 expressed an unqualified opinion thereon.

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

The Group is subject to tax authority audits in multiple jurisdictions at any point in time and has a number of open tax enquiries. As a result, it has recognised a number of provisions against uncertain tax positions, the valuation of which requires significant assumptions and judgement, as described in Note 9. We focused on this area due to the complexity in auditing, due to their subjectivity, the quantification of the provision and the judgement around the trigger for recognition or release impacting the provision and the effective tax rate.

How We Addressed the Matter in Our Audit

Our procedures included obtaining an understanding of the tax provisioning processes and evaluating the design of, as well as testing, internal controls over the tax provisioning process. For example, we tested controls over management’s review of the uncertain tax position provisions recorded, including the controls over the development of significant assumptions and judgments.

Our procedures on the uncertain tax positions were performed with support from professionals with specialised skills. Procedures included, among others, (i) meeting with members of management responsible for tax to understand the Group’s cross-border transactions, status of significant provisions, and any changes to management’s judgements in the year; (ii) reading correspondence with tax authorities and external advisors and obtaining an understanding of all matters considered by management to inform our assessment of recorded estimates and evaluate the completeness of the provisions recorded; (iii) independently assessing management’s significant assumptions and judgements to record or release provisions following tax audits, settlements and the expiry of timeframes with reference to other similar tax positions the Group has historically held and our knowledge of developments in the jurisdictions in which RELX maintain tax provisions; (iv) testing the underlying schedules for arithmetic accuracy, as well as with reference to applicable tax laws; and (v) evaluating the adequacy of tax disclosures.

Internally developed intangible assets

Description of the Matter

The Group capitalised internally developed intangible assets of £318 million in 2020 and has a net book value of £1,244 million as of December 31, 2020. As described in Note 15 to the consolidated financial statements, the capitalisation of costs related to the development of new products and business infrastructure, together with the determination of economic useful lives assigned to the resulting assets, requires the exercise of significant judgement.

Auditing the capitalization of internally developed intangible assets is inherently judgmental with respect to auditing management’s determination of technical feasibility, intention and ability to complete the intangible asset, ability to use or sell the asset, ability to generate future economic benefits and ability to measure the costs reliably. As a result, these expenditures may be inappropriately capitalised, amortised or valued.

How We Addressed the Matter in Our Audit

Our audit procedures included obtaining an understanding of the processes which support the expenditure and subsequent capitalisation of internally developed intangible assets and evaluating the design, as well as testing, internal controls over the capitalisation of internally generated intangible assets.    For example, we tested controls over management’s review and approval of new capital projects and management’s assessment of the capitalisation criteria for costs incurred for the projects.

Additionally, procedures included, among others, (i) assessing the accounting policy and methodology for capitalisation of expenditures; (ii) evaluating the accuracy and valuation of amounts capitalised to assess whether costs are directly attributable and necessary to create, produce, and prepare the asset to be capable of operating in the manner intended by management, which was done by assessing if capitalised costs related to an authorized capital project and met the criteria to be capitalised; and (iii) assessing the useful lives assigned based on related business cases and historical experience which is assessed in the year of capitalisation and in all subsequent years that the assets are in service and are being amortised.

Valuation of identifiable intangible assets for acquisitions

Description of the Matter

As discussed in note 12 of the consolidated financial statements during the year ended 31 December 2020, the Group completed acquisitions of £878 million with the most notable being ID Analytics and Emailage which were acquired for net consideration of $375 million and $480 million, respectively. The transactions were accounted for as business combinations.

Auditing the Group’s acquisition accounting required significant auditor judgement due to the estimation uncertainty in determining the completeness and fair value of the identified intangible assets of the acquired businesses, which primarily consisted of developed technology and customer relationships. The estimation uncertainty was primarily due to the sensitivity of the underlying assumptions which were applied by management and their specialists in the excess-earnings and valuation models to measure the fair value of the identified intangible assets. The significant assumptions used to estimate the value of the identified intangible assets included discount rates, revenue growth rates, terminal growth rates, royalty rates, obsolescence rates, and retention rates.

How We Addressed the Matter in Our Audit

Our procedures included obtaining an understanding of the acquisition accounting processes and evaluating the design of, as well as testing, internal controls over the relevant acquisition accounting process. For example, this included testing the design and operating effectiveness of controls over management’s review of the valuation models and significant assumptions used to develop the estimates of fair value of the identified intangible assets as well as controls over the completeness and accuracy of data used in the valuation models and assumptions.

To test the estimated fair value of acquired intangible assets our audit procedures included, among others, evaluating the Group’s selection of valuation methodology and significant assumptions, evaluating the completeness and accuracy of the underlying data supporting the significant assumptions including the future cash flow assumptions and estimates, and assessing the competence, capabilities, and objectivity of management’s specialists. For example, we compared the significant assumptions used to current industry, market and economic trends, obtained support to evaluate operating data, performed a sensitivity analysis to evaluate the assumptions that were most significant to the estimates and recalculated management’s estimates. We also involved our valuation specialists to assist with our evaluation of the methodology used by the Group and significant assumptions used in determining the fair value estimates. Our valuation specialists performed independent comparative calculations to estimate the discount rate and other key assumptions.

/s/ Ernst & Young LLP We have served as the Group’s auditor since 2016. London, United Kingdom February 10, 2021

GLOSSARY OF TERMS

Terms used in this Annual Report on Form 20-F	US equivalent or brief description

Accruals	Accrued expenses

Adjusted cash flow	Cash generated from operations plus dividends from joint ventures less net capital expenditure on property, plant and equipment and internally developed intangible assets, repayment of lease principal and excluding pension deficit payments, payments in relation to acquisition-related items and sublease payments received. In 2020, we also excluded exceptional cash costs in the Exhibitions business.

Adjusted earnings per share	Adjusted net profit attributable to RELX PLC shareholders divided by the weighted average number of shares

Adjusted net profit attributable to RELX PLC shareholders	Net profit attributable to RELX PLC shareholders before amortisation of acquired intangible assets, acquisition-related items, net interest on the net defined benefit obligation, disposals and other non-operating items, other deferred tax credits from intangible assets and items treated as exceptional, being exceptional costs in the Exhibitions business in 2020

Adjusted operating margin	Adjusted operating profit expressed as a percentage of revenue. This is a key financial measure used by management to evaluate performance and allocate resources

Adjusted operating profit	Operating profit before amortisation of acquired intangible assets, acquisition-related items, and grossed up to exclude the equity share of finance income, finance costs and taxes in joint ventures. In 2020, we also excluded exceptional costs in the Exhibitions business. This is a key financial measure used by management to evaluate performance and allocate resources and is presented in accordance with IFRS 8 — ‘Operating Segments’

Allotted	Issued

Associate	An entity in which the Group has a participating interest and, in the opinion of the directors, can exercise significant influence on its management

Called-up share capital	Issued share capital

Capital and reserves	Shareholders’ equity

Cash flow conversion	The proportion of adjusted operating profits converted into cash

Constant currency	Calculated using the previous financial year’s full-year average and hedge exchange rates

Effective tax rate on adjusted operating profit	Tax rate excluding movements in deferred taxation assets and liabilities related to goodwill and acquired intangible assets, but includes the benefit of tax amortization where available on those items

EPS	Earnings per ordinary share

Free cash flow	Adjusted cash flow less interest, tax, acquisition-related items and dividends

Invested capital	Average capital employed in the year expressed at the average exchange rates for the year. Capital employed represents the net assets of the business before borrowings and derivative financial instruments and current and deferred taxes, after adding back the cumulative amortisation and impairment of acquired intangible assets and goodwill and deducting from goodwill the gross up in respect of deferred tax liabilities recognised on acquisition of intangible assets

Investments	Non-current investments

Freehold	Ownership with absolute rights in perpetuity

Interest receivable	Interest income

Net borrowings	Gross borrowings, less related derivative financial instrument assets, cash and cash equivalents and finance lease receivables

Net cash acquired	Cash less debt acquired with a business

Operating costs	Cost of sales plus selling and distribution costs plus administration and other expenses

Portfolio changes/effects	Changes in the portfolio relating to acquisitions, disposals and assets held for sale

Prepayments	Prepaid expenses

Profit	Income

Profit attributable	Net income

Share based remuneration	Stock based compensation

Share premium account	Premiums paid in excess of par value of ordinary shares

Return on invested capital	Post tax adjusted operating profit expressed as a percentage of average capital employed. This is a key financial measure used by management

Revenue	Sales

Underlying growth	Underlying growth rates are calculated at constant currencies, and exclude the results of all acquisitions until twelve months after purchase, disposals made in both the year and prior year and assets held for sale. Underlying revenue growth rates also exclude the effects of exhibition cycling. This is a key financial measure as it provides an assessment of year on year organic growth without distortion for the impact of changes in foreign exchange rates

ITEM 19: EXHIBITS

Exhibits filed as part of this Annual Report on Form 20-F, or incorporated by reference

1.1	Articles of Association of RELX PLC, reflecting the change of company name from Reed Elsevier PLC on July 1, 2015 pursuant to a special resolution dated April 23, 2015 (incorporated by reference from Exhibit 1.1 to the 2015 Annual Report on Form 20-F (File No. 001-13334) filed with the SEC on March 8, 2016)
2.1	Form of Amendment No. 2 to Amended and Restated Deposit Agreement, effective as of February 17, 2021, by and among RELX PLC, Citibank N.A., as depositary, and all Holders and Beneficial Owners of American Depositary Shares issued thereunder (incorporated by reference from Exhibit (a)(i) to the Registration Statement on Form F-6 (File No. 333-253031) filed with the SEC on February 12, 2021)
2.2	Amendment No. 1 to Amended and Restated Deposit Agreement, effective as of July 1, 2015, by and among RELX PLC, Citibank N.A., as depositary, and all Holders and Beneficial Owners of American Depositary Shares issued thereunder (incorporated by reference from Exhibit (a)(ii) to the Registration Statement on Form F-6 (File No. 333-253031) filed with the SEC on February 12, 2021)
2.3	Amended and Restated Deposit Agreement, dated as of August 1, 2014, by and among RELX PLC, Citibank N.A., as depositary, and all Holders and Beneficial Owners of American Depositary Shares issued thereunder (incorporated by reference from Exhibit (a)(ii) to the Registration Statement on Form F-6/A (File No. 333-197562) filed with the SEC on June 26, 2015)
2.4	Description of Securities Registered under Section 12 of the Securities Exchange Act of 1934 (the “Exchange Act”)
4.1	RELX Group plc Share Option Scheme (incorporated by reference from Exhibit 4.4 to the 2003 Annual Report on Form 20-F (File No. 001-13334) filed with the SEC on March 16, 2004)
4.2	RELX Group plc Retention Share Plan (as amended on March 13, 2006) (incorporated by reference from Exhibit 4.9 on the 2006 Annual Report on Form 20-F (File No. 001-13334) filed with the SEC on March 22, 2007)
4.3	RELX Group plc Long-Term Incentive Plan 2013 (incorporated by reference from Exhibit 10.2 to the Registration Statement on Form S-8 (File No. 333-191419) filed with the SEC on September 27, 2013)
4.4	RELX Group plc Executive Share Option Scheme 2013 (incorporated by reference from Exhibit 10.1 to the Registration Statement on Form S-8 (File No. 333-191419) filed with the SEC on September 27, 2013)
4.5	RELX Group plc Restricted Share Plan 2014 (incorporated by reference from Exhibit 4.3 to the Registration Statement on Form S-8 (File No. 333-197580) filed with the SEC on July 23, 2014)
4.6	Service Agreement between RELX Group plc and Erik Engstrom (dated March 14, 2011) (incorporated by reference from Exhibit 4.14 to the 2012 Annual Report on Form 20-F (File No. 001-13334) filed with the SEC on March 12, 2013)
4.7	Service Agreement between RELX Group plc and Nick Luff (dated January 6, 2014) (incorporated by reference from Exhibit 4.12 to the 2014 Annual Report on Form 20-F (File No. 001-13334)) filed with the SEC on March 10, 2015)
4.8	Letter between RELX Group plc and Nick Luff (dated January 6, 2014) (incorporated by reference from Exhibit 4.13 to the 2014 Annual Report on Form 20-F (File No. 001-13334)) filed with the SEC on March 10, 2015)
4.9	RELX Group plc Restricted Share Plan 2014 (incorporated by reference from Exhibit 4.3 to the Registration Statement on Form S-8 (File No. 333-227636) filed with the SEC on October 1, 2018)
4.10	RELX Group plc Executive Share Option (incorporated by reference from Exhibit 4.4 to the Registration Statement on Form S-8 (File No. 333-227636) filed with the SEC on October 1, 2018)
4.11	RELX Group plc Long-Term Incentive Plan 2013 (incorporated by reference from Exhibit 4.5 to the Registration Statement on Form S-8 (File No. 333-227636) filed with the SEC on October 1, 2018)
8.0	List of subsidiaries, associates, joint ventures and business units
12.1	Certification Pursuant to Section 302 of Sarbanes-Oxley Act of 2002, by the Chief Executive Officer of RELX PLC
12.2	Certification Pursuant to Section 302 of Sarbanes-Oxley Act of 2002, by the Chief Financial Officer of RELX PLC
13.1	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, by the Chief Executive Officer of RELX PLC
13.2	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, by the Chief Financial Officer of RELX PLC
15.1	Independent Registered Public Accounting Firm’s Consent – Ernst & Young LLP – Consolidated Financial Statements
15.2*	RELX Annual Report and Financial Statements 2020
15.3	2017 Remuneration Policy Report (incorporated by reference from Exhibit 15.3 to the 2019 Annual Report on Form 20-F (File No. 001-13334) filed with the SEC on February 20, 2020)
15.4	2020 Remuneration Policy Report
101.1	The following financial information for RELX formatted in XBRL: (i) Consolidated Income Statement for the years ended December 31, 2020, 2019 and 2018; (ii) Consolidated Statement of Comprehensive Income for the years ended December 31, 2020, 2019 and 2018; (iii) Consolidated Statement of Cash Flows for the years ended December 31, 2020, 2019 and 2018; (iv) Consolidated Statement of Financial Position at December 31, 2020 and 2019; (v) Consolidated Statement of Changes in Equity for the years ended December 31, 2020, 2019 and 2018; and (vi) Notes to the Consolidated Financial Statements

The total amount of long-term debt securities of the Group authorised under any single instrument does not exceed 10% of the total assets of the Group. The Registrant hereby agrees to furnish to the SEC, upon its request, a copy of any instrument defining the rights of holders of long-term debt of the Group or any of the businesses for which consolidated or unconsolidated financial statements are required to be filed.

The agreements and other documents filed as exhibits to this Annual Report on Form 20-F are not intended to provide factual information or other disclosure other than the terms of the agreements or other documents themselves, and you should not rely on them for that purpose. In particular, any representation and warranties made by the registrant in these agreements or other documents were made solely within the specific context of the relevant agreement or document and may not describe the actual state of affairs at the date they were made or at any other time.

*

Certain of the information included within Exhibit 15.2 is incorporated by reference in this Annual Report on Form 20-F, as specified elsewhere in this Annual Report on Form 20-F. With the exception of the items and pages so specified, the RELX Annual Report and Financial Statements 2020 are not deemed to be filed as part of this Annual Report on Form 20-F.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this annual report on its behalf.

RELX PLC Registrant

By: /s/ E ENGSTROM E Engstrom Chief Executive Officer

By: /s/ N LUFF N Luff Chief Financial Officer

Dated: February 18, 2021