Form 20-F
period 2021-12-31
RELX PLC
filed 2022-02-17
CIK 929869

As filed with the Securities and Exchange Commission on February 17, 2022

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
Or
☑	ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2021
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
Henry Udow
Company Secretary
RELX PLC
1-3
Strand, London WC2N 5JR, England
+44 20 7166 5500
henry.udow@relx.com
(Name, telephone,
e-mail
and/or facsimile number and address of
Company Contact Person)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of exchange on which registered
American Depositary Shares (each representing one RELX PLC ordinary share)	RELX	New York Stock Exchange

Ordinary shares of 14 51/116p each (the “RELX PLC ordinary shares”)		New York Stock Exchange*

3.500% Guaranteed Notes due 2023	RELX/23	New York Stock Exchange

1.300% Guaranteed Notes due 2025	RELX/25	New York Stock Exchange

4.000% Guaranteed Notes due 2029	RELX/29	New York Stock Exchange

3.000% Guaranteed Notes due 2030	RELX/30	New York Stock Exchange

*	Listed, not for trading, but only in connection with the listing of the applicable Registrant’s American Depositary Shares issued in respect thereof.
Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2021:

Number of outstanding shares

Ordinary shares of 14 51/116p each	1,929,425,389

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
☐    US GAAP                 ☑     International Financial Reporting Standards as issued by the International Accounting Standards Board                 ☐    Other
If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow:
Item 17                 ☐                Item 18                 ☐
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule
12b-2
of the Exchange Act).
Yes                 ☐                No                ☑

Auditor Firm Id : 01438	Auditor Name : Ernst & Young LLP	Auditor Location : London, United Kingdom

*	The registrant has responded to Item 18 in lieu of responding to this Item.

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
Pursuant to Rule
12b-23(a)
of the US Securities Exchange Act of 1934, as amended (the “Exchange Act”), certain information in this Annual Report on Form
20-F
is being incorporated by reference to the RELX Annual Report and Financial Statements 2021 appended hereto as Exhibit 15.2. With the exception of the items and pages so specified, the RELX Annual Report and Financial Statements 2021 are not deemed to be filed as part of this Annual Report on Form
20-F.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
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
The impact of the
Covid-19
pandemic on RELX’s business continues to depend on a range of factors which we are not able to accurately predict, including the duration and scope of the pandemic, and the duration and extent of containment measures, such as quarantines or other travel restrictions and site closures. These measures have had and may continue to have a significant impact on
Face-to-face
events in our Exhibitions business with few
in-person
events taking place outside China and Japan between March 2020 and March 2021, with re-opening
in key markets occurring later in 2021. There remains uncertainty about venue availability and the impact of travel restrictions going forward.
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
Our businesses rely extensively upon content and data from external sources. Data is obtained from public records, governmental authorities, publicly available information and media, customers, end users and other information companies, including competitors. The disruption or loss of data sources, either because of data privacy laws (or their interpretation by courts, regulators, customers or civil society) or because data suppliers decide not to supply them, may impose limits on our collection and use of certain kinds of information and our ability to communicate, offer or make such information available or useful to our customers.
Compromise of data, through a failure of our cyber security measures (see “Compromises of our cyber security systems and other unauthorised access to our databases, could adversely affect our businesses and operations” below), other data loss incidents or failure to comply with requirements for proper collection, use, storage and transfer of data, by ourselves, or our third-party service providers, may damage our reputation, divert time and effort of management and other resources, and expose us to risk of loss, fines and penalties, litigation and increased regulation.
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
We supplement our organic development with selected acquisitions. If we are unable to generate the anticipated benefits such as revenue growth and/or cost savings associated with these acquisitions, it could adversely affect return on invested capital and financial condition or lead to an impairment of goodwill.
Operational Risks
A significant failure or interruption of our electronic delivery platforms, networks, distribution systems or infrastructure could adversely affect our businesses and operations.
Our businesses are dependent on electronic platforms and networks, primarily the internet, for delivery of our products and services. These could be adversely affected if our electronic delivery platforms, networks or supporting infrastructure experience a significant failure, interruption or security breach. Climate change may increase the intensity and frequency of severe weather events which increases the risk of significant failure.
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
Our businesses maintain and use online databases and platforms delivering our products and services, which we rely on, and provide data to third parties, including customers and service providers. These databases and information are a target for compromise and face a risk of unauthorised access and use by unauthorised parties including through cyber, ransomware and phishing attacks on us or our third-party service providers.
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
As a global provider of professional information solutions to the Risk, STM, Legal and Exhibitions markets we, our employees and major suppliers are expected to adhere to high standards of integrity and ethical conduct, including those related to anti-bribery and anti-corruption, fraud, sanctions, competition and principled business conduct. A breach of generally accepted ethical business standards or applicable laws could adversely affect our business performance, reputation and financial condition.
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

ITEM 4: INFORMATION ON THE GROUP
BUSINESS OVERVIEW
RELX PLC is a public limited company, incorporated in England under the UK Companies Act 2006 (as amended) (the “Companies Act”).
RELX is a global provider of information-based analytics and decision tools for professional and business customers. RELX serves customers in more than 180 countries and has offices in about 40 countries. It employs over 33,000 people, over 40% of whom are in North America.
We operate in four major market segments: Risk; Scientific, Technical & Medical; Legal; and Exhibitions.

●
Risk provides customers with information-based analytics and decision tools that combine public and industry-specific content with advanced technology and algorithms to assist them in evaluating and predicting risk and enhancing operational efficiency.

●	Scientific, Technical & Medical provides information and analytics that help institutions and professionals progress science, advance healthcare and improve performance.

●	Legal provides legal, regulatory and business information and analytics that help customers increase their productivity, improve decision-making and achieve better outcomes.

●	Exhibitions combines industry expertise with data and digital tools to help customers connect digitally and face-to-face, learn about markets, source products and complete transactions.
Information on revenue by geographical market is set forth in note 2 to our consolidated financial statements under the heading “Revenue, operating profit and segment analysis” on page 144 to 147 of the RELX Annual Report and Financial Statements 2021 and incorporated herein by reference to Exhibit 15.2.

	Revenue Year ended December 31,
	2021		2020		2019		2018
	(in millions, except percentages)

Risk	£2,474	34%	£2,417	34%	£2,316	29%	£2,117	28%

Scientific, Technical & Medical	2,649	37	2,692	38	2,637	34	2,538	34

Legal	1,587	22	1,639	23	1,652	21	1,618	22

Exhibitions	534	7	362	5	1,269	16	1,219	16

Total	£7,244	100%	£7,110	100%	£7,874	100%	£7,492	100%

RISK
The information set forth under the headings ‘Business Overview’, ‘Market opportunities’, ‘Strategic priorities’ and ‘Business model, distribution channels and competition’ on pages 14 to 17 of the RELX Annual Report and Financial Statements 2021 is incorporated herein by reference to Exhibit 15.2.
SCIENTIFIC, TECHNICAL & MEDICAL
The information set forth under the headings ‘Business Overview’, ‘Market opportunities’, ‘Strategic priorities’ and ‘Business model, distribution channels and competition’ on pages 20 to 23 of the RELX Annual Report and Financial Statements 2021 is incorporated herein by reference to Exhibit 15.2.
LEGAL
The information set forth under the headings ‘Business Overview’, ‘Market opportunities’, ‘Strategic priorities’ and ‘Business model, distribution channels and competition’ on pages 26 to 28 of the RELX Annual Report and Financial Statements 2021 is incorporated herein by reference to Exhibit 15.2.
EXHIBITIONS
The information set forth under the headings ‘Business Overview’, ‘Market opportunities’, ‘Strategic priorities’ and ‘Business model, distribution channels and competition’ on pages 32 to 34 of the RELX Annual Report and Financial Statements 2021 is incorporated herein by reference to Exhibit 15.2.

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
Material acquisitions and disposals
Total cash spent on acquisitions in the three years ended December 31, 2021, was £1,573 million. Cash spent on acquisitions (including debt in acquired businesses) in 2021 was £262 million (2020: £874 million; 2019: £437 million) including deferred consideration of £19 million (2020: £5 million; 2019: £24 million) on past acquisitions and spend on venture capital investments of £8 million (2020: £2 million; 2019: £8 million).
Net cash inflow in relation to disposals made in 2021, after timing differences and separation and transaction costs, was £190 million (2020: £29 million; 2019: £48 million).
Capital expenditure
Capital expenditure on property, plant, equipment and internally developed intangible assets principally relates to the development of electronic products and investment in systems infrastructure, computer equipment and office facilities. Total such capital expenditure, which was financed using cash flows generated from operations, amounted to £339 million in 2021 (2020: £364 million; 2019: £381 million). The majority of capital expenditure is incurred in the United States, the United Kingdom and the Netherlands. In 2021, there was continued investment in new products and related infrastructure. Further information on capital expenditure is included in notes 2, 14 and 16 to the consolidated financial statements under the headings ‘Revenue, operating profit and segment analysis’, ‘Intangible assets’ and ‘Property, plant and equipment’ on pages 147, 163 and 166 respectively of the RELX Annual Report and Financial Statements 2021 and incorporated herein by reference to Exhibit 15.2.
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

PROPERTY, PLANT AND EQUIPMENT
We own or lease approximately 212 properties around the world as at December 31, 2021. The table below identifies the principal owned and leased properties in our property portfolio as at December 31, 2021.

Location	Principal use(s)	Floor space (square feet)

Owned properties

Alpharetta, Georgia	Office and data centre	406,000

Oxford, England	Office	105,000

Leased properties

Miamisburg, Ohio	Office and data centre	267,480

Sutton, England	Office	191,960

Amsterdam, Netherlands	Office	180,021

Raleigh, North Carolina	Office	120,000

Horsham, Pennslyvania	Office	120,000

New York, New York	Office	116,541

All of the above properties are substantially occupied by RELX.
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
GOVERNMENT REGULATION
Certain of our businesses provide authorised customers with products and services such as access to public records and other information on individuals. Our businesses that provide such products and services are subject to increasing and evolving privacy, storage and transfer of data, data protection and consumer information laws and regulations, including US federal and state laws and regulations, UK laws and regulations, EU laws and regulations and laws and regulations of the EU member states. Our compliance obligations vary, and may include, among other things, reasonable data security programmes, submissions of regulatory reports, data localisation, providing individuals with certain notices and in some instances, limiting data or correcting inaccuracies in reports available through our products. From time to time, we respond in the ordinary course to inquiries and investigations from regulators who are charged with enforcing the laws and regulations applicable to our businesses. We are also subject to the terms of consent decrees and other settlements with certain regulators in the United States. See “Item 8: Financial Information — Legal Proceedings”.
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
During 2021,

●	our Scientific, Technical & Medical business provided subscriptions to online products and print publications to a number of universities, hospitals and other entities, including those listed below;

●	our Risk business provided online subscription services and pricing reports to a number of oil, petrochemical and other companies, including those listed below; and

●	our Exhibitions business provided exhibitions-related services to IRIB Media Trade.
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
Our aggregate revenue during the fiscal year ended December 31, 2021 attributable to these Iran-related activities was approximately £1.5 million compared to £4.5 million in 2020. We do not customarily allocate net profit on a subscription-by-subscription,
individual customer or
country-by-country
basis. However, we estimate that our net profit during the fiscal year ended December 31, 2021 attributable to these activities was 0.02% of our net profit reported in our income statement for the fiscal year ended December 31, 2021 compared to 0.06% for the fiscal year ended December 31, 2020.
Entities that transacted with our Scientific, Technical
 & Medical Business in 2021
Abadan University of Medical Sciences, Ahvaz Jondishapour University of Medical Sciences, Aja University of Medical Sciences, Alborz University of Medical Sciences, Alzahra University, Amirkabir University of Technology, Ardabil University of Medical Sciences, Babol Noshirvani University of Technology, Bam University of Medical Sciences, Baqiyatallah University of Medical Sciences, Birjand University of Medical Sciences, Bu Ali Sina University, Ferdowsi University of Mashhad, Golestan University of Medical Sciences and Health Services, Guilan University of Medical Sciences, Hamadan University of Medical Sciences, Hormozgan University of Medical Sciences, Ilam University of Medical Sciences, Imam Reza University, Iran University of Medical Sciences, Iran University of Science and Technology, Isfahan University of Medical Sciences, Isfahan University of Technology, Islamic Azad University, Jiroft University of Medical Sciences, Kashan University of Medical Sciences, Kerman University of Medical Sciences, Kermanshah University of Medical Sciences, Mashhad University of Medical Sciences, Mazandaran University of Medical Sciences, Ministry of Science Research and Technology of the Islamic Republic of Iran, National Institute for Genetic Engineering and Biotechnology, National Nutrition and Food Technology Research Institute, National Research Institute for Science Policy, Neyshabur University of Medical Sciences, Qazvin University of Medical Sciences, Research Institute of Petroleum Industry, Semnan University, Shahid Bahonar University of Kerman, Shahid Beheshti University of Medical Sciences, Shahid Chamran University of Ahvaz, Shahid Rajaee Teacher Training University, Shahid Sadoughi University of Medical Sciences and Health Services, Shahrood University of Technology, Sharif University of Technology, Shiraz University, Shiraz University of Medical Sciences, Tabriz University of Medical Sciences, Tarbiat Modares University, Tehran University of Medical Sciences, Torbat Heydarieh University of Medical Sciences, University of Birjand, University of Isfahan, University of Kashan, University of Mazandaran, University of Tabriz, University of Tehran, Urmia University, Urmia University of Medical Sciences, Zabol University of Medical Sciences, Zahedan University of Medical Sciences, Zanjan University of Medical Sciences
Entities that transacted with our Risk Business in 2021
Amir Kabir Petrochemical Company, Bakhtar Commercial Company, Behran Oil Company, Fanavaran Petrochemical Company, Iran Chemical Industries Investment Company, Jam Petrochemical Complex, Kharg Petrochemical Company, Laleh Petrochemical Company, Marun Petrochemical Company, Morvarid Petrochemical Company, National Petrochemical Company, Petrochemical Commercial Company, Polynar Corporation, Shazand Petrochemical Company, SPI International Proprietary, Zagros Petrochemical Company

ITEM 5: OPERATING AND FINANCIAL REVIEW AND PROSPECTS
The following discussion does not address certain items in respect of our fiscal year ended December 31, 2019 in reliance on amendments to disclosure requirements adopted by the SEC in 2019. A discussion of our fiscal year ended December 31, 2019 may be found in “Item 5: Operating and Financial Review and Prospects” of our Annual Report on
Form 20-F
for the fiscal year ended December 31, 2020, filed with the SEC on February 18, 2021.
OPERATING RESULTS
The following discussion is based on the consolidated financial statements of the Group for the two years ended December 31, 2021 and 2020 which have been prepared in accordance with IFRS as issued by the IASB.
The following discussion should be read in conjunction with, and is qualified by reference to, the consolidated financial statements on pages 138 to 184 of the RELX Annual Report and Financial Statements 2021 and incorporated herein by reference to Exhibit 15.2.
The following tables analyse the Group’s revenue in each of the two years ended December 31, 2021 and 2020 by type, format and geographic market. We derive our revenue principally from subscriptions and transactional sales. Transactional sales include revenue from exhibitions. For additional information, see note 2 to the consolidated financial statements under the heading ‘Revenue, operating profit and segment analysis’ on pages 144 to 147 of the RELX Annual Report and Financial Statements 2021 and incorporated herein by reference to Exhibit 15.2.
Revenue by type
Year ended December 31,

	2021		2020

	(in millions, except percentages)

Subscriptions	£4,214	58%	£4,279	60%

Transactional	3,030	42	2,831	40

Total	£7,244	100%	£7,110	100%

Revenue by format
Year ended December 31,

	2021		2020

	(in millions, except percentages)

Electronic	£6,230	86%	£6,179	87%

Face-to-face	500	7	345	5

Print	514	7	586	8

Total	£7,244	100%	£7,110	100%

Revenue by geographic market
Year ended December 31,

	2021		2020

	(in millions, except percentages)

North America	£4,321	60%	£4,307	61%

Europe	1,472	20	1,369	19

Rest of world	1,451	20	1,434	20

Total	£7,244	100%	£7,110	100%

The cost profile of individual businesses within the Group varies and costs are controlled on an individual business unit basis. Our most significant cost item is staff costs of £2,549 million (2020: £2,555 million).
The following tables show revenue and adjusted operating profit for each of our business segments in each of the two years ended December 31, 2021 and 2020 together with the percentage change in 2021 and 2020 at both actual and constant currencies. The effect of currency movements on the 2021 results is further described separately below (see “— Effect of Currency Translation” on page 16). Adjusted operating profit is included on the basis that it is the key segmental profit measure used by management to evaluate performance and allocate resources to the business segments, as reported under IFRS 8 — ‘Operating Segments’ in note 2 to the consolidated financial statements under the heading ‘Revenue, operating profit and segment analysis’ on pages 144 to 147 of the RELX Annual Report and Financial Statements 2021 and incorporated herein by reference to Exhibit 15.2. Adjusted operating profit represents operating profit before amortisation of acquired intangible assets and acquisition-related items, and is grossed up to exclude the equity share of finance income, finance costs and taxes in joint ventures. In 2020, we also excluded exceptional costs in the Exhibitions business. A reconciliation of reported operating profit to adjusted operating profit is set out on page 13.
Revenue by segment, reported operating profit and adjusted operating profit by segment are as follows:

	Revenue for the year ended December 31
	2021	2020	% change
			actual rates	constant rates (1)
	(in millions, except percentages)
Risk	£2,474	£2,417	+2%	+9%
Scientific, Technical & Medical	2,649	2,692	(2)%	+4%
Legal	1,587	1,639	(3)%	+2%
Exhibitions	534	362	+48%	+55%

Total	£7,244	£7,110	+2%	+8%

	Reported operating profit for the year ended December 31
	2021	2020	% change
			actual rates
	(in millions, except percentages)

Reported operating profit	£1,884	£1,525	+24%

	Adjusted operating profit for the year ended December 31
	2021	2020	% change
			actual rates	constant rates (1)
	(in millions, except percentages)
Risk	£915	£894	+2%	+10%
Scientific, Technical & Medical	1,001	1,021	(2)%	+3%
Legal	326	330	(1)%	+4%
Exhibitions (2)	10	(164)	nm	nm

Subtotal	£2,252	£2,081
Unallocated items (3)	(42)	(5)

Total	£2,210	£2,076	+6%	+13%

(1)	Represents percentage change in 2021 over 2020 using constant currency. These rates were used in the preparation of the 2020 consolidated financial statements.

(2)	The change in adjusted operating profit growth for Exhibitions is not meaningful (nm)

(3)	Includes a £35m one-off charge relating to reductions in our corporate real estate footprint.
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
The adjusted and underlying financial measures used in the results of operations discussion on pages 13 to 16 are: underlying revenue growth, adjusted operating profit, underlying adjusted operating profit growth, adjusted operating margin and adjusted net profit attributable to RELX PLC shareholders. These measures as well as certain other metrics are defined in the Glossary of Terms beginning on page
S-1.
Underlying revenue and adjusted operating profit growth rates are calculated at constant currencies, excluding the results of acquisitions until twelve months after purchase, and excluding the results of disposals and assets held for sale. Underlying revenue growth rates also exclude the effects of exhibition cycling.
Adjusted operating profit excludes amortisation of acquired intangible assets and acquisition-related items, and is grossed up to exclude the equity share of finance income, finance costs and taxes in joint ventures. In 2020, we also excluded exceptional costs in the Exhibitions business.
Adjusted operating margin is calculated as adjusted operating profit divided by revenue.
Adjusted net profit attributable to RELX PLC shareholders is reconciled to reported net profit attributable to RELX PLC shareholders in note 10 to the consolidated financial statements under the heading ‘Earnings per share’ on page 158 of the RELX Annual Report and Financial Statements 2021 and incorporated herein by reference to Exhibit 15.2. Reconciliations of all other non-GAAP
financial measures to the most directly comparable measure reported under IFRS are set forth in the tables below.
In the tables below and the results of operations commentary that follows, percentage movements are calculated using the average exchange rates for the period unless otherwise stated.
Adjusted operating profit reconciles to reported operating profit as follows:

	2021	2020

	(in millions)
Reported operating profit	£1,884	£1,525

Adjustments:

Amortisation of acquired intangible assets	298	376

Acquisition-related items	21	(12)

Reclassification of tax in joint ventures	7	5

Reclassification of finance income in joint ventures	—	(1)

Exceptional costs in Exhibitions (1)	—	183

Adjusted operating profit	£2,210	£2,076

(1)
In 2020 Exhibitions incurred exceptional costs of £183 million which consist of £61 million of costs relating to events that were cancelled, £82 million of restructuring costs (mainly relating to severance) and a £40 million impairment charge (£29 million related to internally developed intangible assets and £11 million related to property). The related tax credit amounted to £45 million. These costs were incurred primarily in the UK, the US, France and Germany.

The calculations of the
year-on-year
changes in reported revenue and underlying revenue growth are presented below:

	Revenue
	£m	% change

Year to December 31, 2019	7,874	+5%

Underlying revenue growth (1)	(670)	-9%

Exhibition cycling	(130)	-2%

Acquisitions	80	+1%

Disposals	(73)	0%

Currency effects	29	0%

Year to December 31, 2020	7,110	-10%

Underlying revenue growth (1)	481	+7%

Exhibition cycling	48	+1%

Acquisitions	47	+1%

Disposals	(28)	-1%

Currency effects	(414)	-6%

Year to December 31, 2021	7,244	+2%

(1)	Represents the year-on-year movement in reported revenue excluding the impact of the adjustments set forth in the table.
The calculations of the
year-on-year
changes in adjusted operating profit and underlying adjusted operating profit growth are presented below:

	Adjusted operating profit
	£m	% change

Year to December 31, 2019	2,491	+6%

Underlying adjusted operating profit growth (1)	(433)	-18%

Acquisitions	4	0%

Disposals	(26)	0%

Currency effects	40	+1%

Year to December 31, 2020	2,076	-17%

Underlying adjusted operating profit growth (1)	269	+13%

Acquisitions	11	+1%

Disposals	(8)	-1%

Currency effects	(138)	-7%

Year to December 31, 2021	2,210	+6%

(1)	Represents the year-on-year movement in adjusted operating profit excluding the impact of the adjustments set forth in the table.
Results of Operations for the Year Ended December 31, 2021
Compared to the Year Ended December 31, 2020
Reported revenue was £7,244 million (2020: £7,110 million), up 2% (2020: down 10%). Underlying revenue growth was up 7% (2020: down 9%) reflecting good growth in electronic and face-to-face
revenues, partially offset by print revenue declines. Acquisition and exhibition cycling effects both had a small positive impact on revenue, and disposals had a small negative impact.
Reported operating costs, which comprises cost of sales, selling and distribution costs, and administration and other expenses, were £5,389 million (2020: £5,600 million), down 4% (2020: down 4%). Cost of sales were £2,562 million (2020: £2,487 million), up 3% (2020: down 10%) compared to 2020. Selling and distribution costs were £1,197 million (2020: £1,212 million), down 1% (2020: down 6%) and administration and other expenses were £1,630 million (2020: £1,901 million), down 14% (2020: up 8%).

Reported operating profit, which includes amortisation of acquired intangible assets and acquisition-related items, was £1,884 million (2020: £1,525 million), up 24% (2020: 27% decrease) reflecting lower amortisation expense on acquired intangible assets and there being no exceptional costs in Exhibitions (2020: £183 million).
Adjusted operating profit was £2,210 million (2020: £2,076 million), up 6% (2020: down 17%).
The reported operating margin was 26.0% (2020: 21.4%). The overall adjusted operating margin of 30.5% was 1.3 percentage points higher than in the prior year. On an underlying basis, including cycling effects, the margin improved by 1.6 percentage points with portfolio and currency effects reducing margins by 0.1 and 0.2 percentage points respectively.
Depreciation and amortisation of internally generated intangible assets increased to £347 million (2020: £341 million). Depreciation of right-of-use
assets decreased to £80 million (2020: £88 million).
The amortisation charge in respect of acquired intangible assets, including the share of amortisation in joint ventures, decreased to £298 million (2020: £376 million). This includes impairments of £13 million in respect of acquired intangible assets in Legal (2020: £65 million relating to acquired intangible assets in Legal and Exhibitions).
Acquisition-related items amounted to a charge of £21 million (2020: £12 million credit). This included a gain of £27 million (2020: £76 million) from the revaluation of a put and call option arrangement relating to a non-controlling
interest in a subsidiary within Legal.
Reported net finance costs were £142 million (2020: £172 million). This includes the net pension financing charge of £9 million (2020: £10 million).
Reported profit before tax was £1,797 million (2020: £1,483 million) up 21% reflecting the improvement in reported operating profit, offset by smaller gains from disposals and other non-operating
items of £55 million (2020: £130 million), mainly relating to disposal and revaluation gains in the ventures portfolio.
The reported tax charge was £326 million (2020: £275 million) including tax associated with the amortisation of acquired intangible assets, disposals and other non-operating
items. The 2021 charge includes the benefit of a tax credit arising on the substantial resolution of certain prior year tax matters. The 2020 charge includes the benefit of temporary relaxation of interest deductibility restrictions in the United States. An increase in the UK corporation tax rate to 25% (from April 2023) was enacted in the first half of 2021 requiring a revaluation of deferred tax balances but the impact on the tax charge in the income statement was not material.
The reported net profit attributable to RELX PLC shareholders of £1,471 million (2020: £1,224 million) was up 20% (2020: down 19%). The adjusted net profit attributable to RELX PLC shareholders of £1,689 million (2020: £1,543 million) was up 9% (2020: down 15%).
The reported earnings per share was 76.3p (2020: 63.5p).
Adjusted earnings per share was up 9% at 87.6p (2020: 80.1p). At constant rates of exchange, adjusted earnings per share increased by 17%.
Ordinary dividends paid to shareholders in the year, being the 2020 final and 2021 interim dividend, amounted to £920 million (2020: £880 million).
The final dividend proposed by the Board is 35.5p per share (2020: 33.4p). This gives total dividends for the year of 49.8p (2020: 47.0p).
During 2021, no RELX PLC shares were repurchased and 61,040 shares were purchased by the Employee Benefit Trust. During 2021, no RELX PLC shares held in treasury were cancelled. As at December 31, 2021, total shares in issue, net of shares held in treasury and shares held by the Employee Benefit Trust, amounted to 1,929 million. No further RELX PLC shares have been repurchased in 2022 as at February 9, 2022.
Risk: 2021 financial performance

	2021 £m	2020 £m	Underlying growth	Portfolio changes	Currency effects	Total growth
Revenue	2,474	2,417	+9%	0%	-7%	+2%
Adjusted operating profit	915	894	+10%	0%	-8%	+2%
Strong fundamentals driving underlying revenue growth.
Reported revenue growth was +2%. Underlying revenue growth was +9%.
Underlying adjusted operating profit growth of +10% was slightly ahead of underlying revenue growth, offset by currency effects to leave adjusted operating margin unchanged.

In Business Services, which represents around 45% of divisional revenue, double digit growth was driven by demand for fraud prevention analytics and decision tools, with digital identity solutions including ThreatMetrix and Emailage performing particularly well. Financial Crime & Compliance growth rates continued to improve, and Business Risk & Alternative Credit grew strongly.
In Insurance, which represents just under 40% of divisional revenue, we continued to drive growth through the roll-out
of enhanced analytics, the extension of datasets, and by further expansion in adjacent verticals. Driving patterns and claims activity continued to recover towards historical trends. US auto shopping activity fluctuated through the period as a number of factors that influence the US auto and insurance markets varied more than usual during the year. New business sales grew strongly.
In Specialised Industry Data Services, which represents just over 10% of divisional revenue, end market dynamics continued to vary by segment, but recently returned to strong growth overall.
In Government, strong growth was driven by the continued development and roll-out
of analytics and decision tools.
Scientific, Technical & Medical: 2021 financial performance

	2021 £m	2020 £m	Underlying growth	Portfolio changes	Currency effects	Total growth

Revenue	2,649	2,692	+3%	+1%	-6%	-2%

Adjusted operating profit	1,001	1,021	+3%	0%	-5%	-2%

Improved underlying revenue growth driven by further development of datasets and analytics.
Reported revenue growth was
-2%.
Underlying revenue growth was +3%, driven by continued good growth in electronic revenue, which represents around 88% of divisional revenue. Print revenue declines moderated after the prior year’s unusually steep declines.
Underlying adjusted operating profit growth was +3%, in line with underlying revenue growth. Adjusted operating margin was largely unchanged with the positive impact from currency movements more than offset by portfolio effects.
In Primary Research growth was driven by broader content sets, increasing sophistication of analytics, and evolving technology platforms. Article submissions remained at last year’s elevated levels. The number of articles published grew strongly, with continued growth in subscription articles and particularly strong growth in open access articles, leading to further market share gains in both payment models.
In Databases & Tools and Electronic Reference, representing over a third of divisional revenue, strong growth was driven by content development and enhanced machine learning and natural language processing-based functionality. Strong growth continued in medical education and clinical solutions across reference and decision support tools.
Legal: 2021 financial performance

	2021 £m	2020 £m	Underlying growth	Portfolio changes	Currency effects	Total growth

Revenue	1,587	1,639	+3%	-1%	-5%	-3%

Adjusted operating profit	326	330	+5%	-1%	-5%	-1%

Improved underlying revenue growth driven by legal analytics.
Reported revenue growth was
-3%.
Underlying revenue growth was +3%, with legal analytics continuing to drive good underlying growth in electronic revenue, which represents 87% of divisional revenue. Print revenue declined in line with historical trends.
Underlying adjusted operating profit growth of +5% was ahead of underlying revenue growth driving margin improvement, reflecting further process innovation.
We continued the release of broader datasets and application of machine learning and natural language processing technologies, and introduced further enhancements in the functionality of our integrated research products and market leading analytics. Lexis+ continues to perform well, with increasing adoption from customers across all segments of the market.
Trends in our major customer markets have seen some improvement. Renewal rates have been strong, and new sales grew well.

Exhibitions: 2021 financial performance

	2021 £m	2020 £m	Underlying growth	Portfolio changes	Currency effects	Total growth

Revenue (1)	534	362	+44%	+11%	-7%	+48%

Adjusted operating profit (loss) (2)	10	(164)	nm	nm	nm	nm

(1)	Portfolio changes includes cycling effects of +12%

(2)	The change in adjusted operating profit underlying growth, portfolio changes, currency effects and total growth are not meaningful (nm)
Strong underlying revenue growth and positive operating result.
Reported revenue growth was +48%. Underlying revenue growth was +44%, driven by a gradual reopening of exhibition venues across geographies. The difference between underlying and constant currency growth also reflects the resumption of cycling events.
In 2021 we managed our event schedule flexibly, responding to changes in local government policies, enabling us to hold a total of 269 face-to-face
events during the year. We continued to make good progress on digital initiatives, with a range of digital tools supporting our physical events, and digital revenues growing strongly.
The return to a positive adjusted operating result reflects the increased activity levels and a lower cost structure.
Critical Accounting Policies
The accounting policies of the consolidated businesses under IFRS as issued by the IASB are described within the relevant notes to the consolidated financial statements as set forth on pages 143 to 184 of the RELX Annual Report and Financial Statements 2021 and incorporated herein by reference to Exhibit 15.2. The most critical accounting policies and estimates used in determining the financial condition and results of the Group, and those requiring the most subjective or complex judgments, relate to the valuation of acquired intangible assets, capitalisation of development spend, accounting for defined benefit pension schemes and taxation.
The Audit Committee of RELX PLC has reviewed the development and selection of critical accounting estimates, and the disclosure of critical accounting policies in the financial statements.
Effect of Currency Translation
The consolidated financial statements are expressed in sterling and are therefore subject to the impact of movements in exchange rates on the translation of the financial information of individual businesses whose operational currencies are other than sterling. The principal exposures in relation to the results reported in sterling are to the US dollar and the euro, reflecting our business exposure to the United States and the European Economic and Monetary Union, our most important markets. Some of these exposures are offset by denominating debt in US dollars and euros.
Individual businesses are subject to foreign exchange transaction exposures caused by the effect of exchange rate movements on their revenue and operating costs, to the extent that such revenue and costs are not denominated in their functional currencies. Individual businesses generally hedge their exposures at market rates through the centralised treasury department. Hedging of foreign exchange transaction exposure is the only hedging activity undertaken by the individual businesses. For further details see note 17 to the consolidated financial statements as set forth on pages 167 to 172 of the RELX Annual Report and Financial Statements 2021 and incorporated herein by reference to Exhibit 15.2.
Currency differences decreased the Group’s revenue by £414 million in 2021 compared to 2020. Acquired intangible asset amortisation and acquisition-related items are predominantly denominated in US dollars and, after these charges, currency differences decreased operating profit by £120 million in 2021 compared to 2020. The majority of our debt is denominated in US dollars and euros and, after charging net finance costs, currency differences decreased profit before tax by £114 million in 2021 compared to 2020.
Recently Issued Accounting Pronouncements
Recently Issued Accounting Pronouncements are included in note 1 to the consolidated financial statements under the heading ‘Basis of preparation and accounting policies’ on page 143 of the RELX Annual Report and Financial Statements 2021 and incorporated herein by reference to Exhibit 15.2.

LIQUIDITY AND CAPITAL RESOURCES
Cash Flow
Cash flows from operating activities
The Group’s cash generated from operations in 2021 amounted to £2,476 million (2020: £2,264 million). Included in these net cash inflows are cash outflows of £46 million (2020: £67 million) relating to acquisition-related items, and £52 million (2020: £51 million) in respect of exceptional costs in Exhibitions. A substantial proportion of revenue is received through subscription and similar advanced receipts, principally for scientific and medical journals. At December 31, 2021 subscriptions and other revenues received in advance totalled £1,956 million (2020: £1,946 million). During 2021, the Group paid tax of £342 million (2020: £496 million), which was lower than the reported current tax charge, reflecting timing of tax payments.
Cash flows from investing activities
The Group’s cash outflow on the purchase of property, plant and equipment in 2021 was £28 million (2020: £43 million), while proceeds from the sale of property, plant and equipment amounted to £5 million (2020: nil). The cash outflow on internally developed intangible assets in 2021 was £309 million (2020: £319 million), reflecting sustained investment in new products.
During 2021, the Group paid a total of £262 million (2020: £874 million) for acquisitions, including deferred consideration of £19 million (2020: £5 million) on past acquisitions and spend on venture capital investments of £8 million (2020: £2 million).
Cash flows from financing activities
No shares were repurchased by RELX PLC in 2021 (2020: £150 million). The Employee Benefit Trust purchased shares totalling £1 million in 2021 (2020: £37 million). Proceeds from the exercise of share options in 2021 were £32 million (2020: £16 million).
During 2021, the Group paid ordinary dividends totalling £920 million to shareholders of RELX PLC (2020: £880 million). Dividend payments are funded by the operating cash flow of the business after capital spend.
Debt
Debt as at December 31, 2021 was £6,167 million (2020: £7,123 million). Net debt, used in assessing the Group’s financial position, as at December 31, 2021 was £6,017 million (2020: £6,898 million), comprising gross bank and bond debt of £5,959 million and lease liabilities of £208 million, less cash and cash equivalents of £113 million, finance lease receivables of £2 million and £35 million of related derivative financial instrument assets. The majority of our debt is denominated in US dollars and euros. Sterling was stronger against the euro but slightly weaker against the US dollar at the end of the year which decreased net debt overall when translated into sterling. Excluding currency effects, net debt decreased by £707 million.
Net debt is reconciled as follows:

As at December 31	2021	2020
	£m	£m

Cash & cash equivalents	113	88

Debt	(6,167)	(7,123)

Related derivative financial instruments	35	119

Net finance lease receivable	2	18

Net debt	(6,017)	(6,898)

Liquidity
In February 2021, €500 million of euro-denominated term debt maturing in March 2021 was redeemed early, in accordance with early repayment options allowed by the terms of the bonds.
The Group believes that it has ample liquidity and access to debt capital markets, providing the ability to repay or refinance debt as it matures and to fund ongoing requirements. In addition, the Group has access to committed bank facilities aggregating $3.0 billion maturing in 2023 or 2024. At December 31, 2021 these facilities were undrawn.

Contractual Obligations
The contractual obligations of the Group relating to debt and leases at December 31, 2021 analysed by when payments are due, are summarised below.

	Total	Less than 1 year	1-3 years	3-5 years	After 5 years

	(in millions)
Short-term debt (1)(2)	£240	£240	—	—	—
Long-term debt (2)	6,674	122	1,953	1,442	3,157

Total	£6,914	£362	£1,953	£1,442	£3,157

(1)
Short-term debt primarily comprises term debt issues maturing within one year and commercial paper, and is supported by committed bank facilities aggregating $3.0 billion consisting of various tranches with maturities through to July 2024 and by the central management of cash and cash equivalents. At December 31, 2021 the committed bank facilities were undrawn.

(2)
Short and long-term debt obligations comprise undiscounted principal and interest cash flows. Interest cash flows are calculated by reference to the contractual payment dates and the fixed interest rates (for fixed rate debt) or the relevant forecast interest rates (for floating rate debt).

Information on retirement benefit obligations is set forth in note 6 to the consolidated financial statements under the heading ‘Pension schemes’ on pages 150 to 153 of the RELX Annual Report and Financial Statements 2021 and incorporated herein by reference to Exhibit 15.2.
Off-Balance
Sheet Arrangements
Except as disclosed above under “Contractual Obligations”, we have no off-balance
sheet arrangements that currently have or are reasonably likely to have a material effect on RELX’s financial condition, results of operations, liquidity, capital expenditure or capital resources.
Treasury Policies
The main treasury risks faced by the Group are liquidity risk, interest rate risk, foreign currency risk and credit risk. The Board agrees overall policy guidelines for managing each of these risks. A summary of these policies is provided in note 17 to the consolidated financial statements under the heading ‘Financial Instruments’ on pages 167 to 172 of the RELX Annual Report and Financial Statements 2021 and incorporated herein by reference to Exhibit 15.2.
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
Further detail on our capital and liquidity management, including material cash requirements and other material commitments, is provided in note 17 to the consolidated financial statements under the heading ‘Financial Instruments’ on pages 167 to172 of the RELX Annual Report and Financial Statements 2021 and incorporated herein by reference to Exhibit 15.2.
SHORT-TERM DEBT
The Group operates a number of commercial paper programmes that provide flexibility for funding operational requirements on a daily basis, at short notice and at competitive rates. Commercial paper is issued under both US and Euro programmes and guaranteed by RELX PLC. In addition, short-term borrowing facilities are established with local banks to support the daily requirements of businesses operating in certain countries where there may be restrictions on borrowing from affiliates. Term debt in the table below consists of debt with an original maturity of greater than one year and which mature within 12 months of the reporting date. This short-term debt was backed up at December 31, 2021 by committed bank facilities aggregating $3.0 billion maturing in 2023 or 2024. These facilities were undrawn at December 31, 2021. The short-term debt programmes are run in conjunction with term debt programmes which comprise the majority of our debt and provide the Group with security of funding.
The average amount and the average interest rate during the year have been calculated by taking the average of the amounts outstanding at each month end (translated to sterling at the respective month end rate) and the average of the interest rate applicable at each month end. Commercial paper issuance reached a maximum month end level of £459 million in September 2021 following cash outflows in respect of shareholder dividends and acquisition spend, and short-term loans and overdrafts reached a maximum month end level of £104 million in June 2021 as a result of movements in trading cash flows. Term debt reached a maximum month end level of £443 million in January 2021 as the maturity of the €500 million term debt issue expiring in March 2021 was below 12 months; this term debt was redeemed early in February 2021.
Lease liabilities have been excluded from the balances below.

Short-term debt as at December 31,	2021 (in millions)	2021 Weighted average interest rate%	2020 (in millions)	2020 Weighted average interest rate%

Commercial paper	£33	0.2	£226	0.4

Short-term loans and overdrafts	98	2.5	81	3.5

Term debt	32	8.9	448	0.3

Total short-term debt	£163		£755

Average short-term debt during the year ended December 31,	2021 (in millions)	2021 Weighted average interest rate%	2020 (in millions)	2020 Weighted average interest rate%

Commercial paper	£181	0.1	£629	0.2

Short-term loans and overdrafts	63	3.9	65	5.3

Term debt	£55	2.8	£697	-0.2

Maximum month end short-term debt	2021 (in millions)	2020 (in millions)

Commercial paper	£459	£1,696

Short-term loans and overdrafts	104	81

Term debt	£443	£955
TREND INFORMATION
Material trends, uncertainties and events which can affect the revenue, operating profit and liquidity and capital resources of RELX include the usage, penetration and customer renewal of our products and the prices that customers pay for our products, the migration of products to online services, investment in new products and services, cost control and the impact of our cost reduction programmes on operational efficiency, the levels of legal industry and academic library funding, the impact of economic conditions on corporate and other customer budgets, the actions of competitors and regulatory, legislative and legal developments.
Trends, uncertainties and events which could have a material impact on our revenue, operating profit and liquidity and capital resources are discussed in further detail in “Item 3: Key Information — Risk Factors”; “Item 4: Information on the Group”; and “Item 5: Operating and Financial Review and Prospects — Operating Results; Liquidity and Capital Resources”.
RESEARCH AND DEVELOPMENT
In 2021 RELX spent £309 million (2020: £319 million) in respect of capitalised development costs. This reflects sustained investment in new products. This expenditure was mainly incurred in the United States, the United Kingdom and the Netherlands.

ITEM 6: DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
DIRECTORS
The information on the Directors of RELX PLC as at February 17, 2022 is set forth under the heading ‘Board Directors’ on pages 72 to 73 of the RELX Annual Report and Financial Statements 2021 and incorporated herein by reference to Exhibit 15.2.
As a general rule,
Non-Executive
Directors serve for an initial term of three years, and are typically expected to be available to serve for a second three-year period. If invited to do so, they may also serve for a third period of three years.
The Directors are as follows:

Name (Age)	Function

Erik Engstrom (58)	Executive Director and Chief Executive Officer

June Felix (65)	Non-Executive Director (1)(4)

Paul Walker (64)	Non-Executive Chair (2)(3)(4)

Wolfhart Hauser (72)	Non-Executive Director (2)(3)(4)(5)

Charlotte Hogg (51)	Non-Executive Director (1)(4)

Marike van Lier Lels (62)	Non-Executive Director (3)(4)

Nick Luff (54)	Executive Director and Chief Financial Officer

Robert MacLeod (57)	Non-Executive Director (2)(3)(4)

Linda Sanford (69)	Non-Executive Director (2)(4)

Andrew Sukawaty (66)	Non-Executive Director (1)(4)

Suzanne Wood (61)	Non-Executive Director (1)(4)

(1)	Member of the Audit Committee.

(2)	Member of the Remuneration Committee.

(3)	Member of the Nominations Committee.

(4)	Member of the Corporate Governance Committee.

(5)	Senior Independent Director, as defined by the UK Corporate Governance Code.
The following changes to the RELX PLC Board of Directors took place during the period from January 1, 2021 to December 31, 2021:
Paul Walker joined the Board of RELX PLC as its
Non-Executive
Chair effective March 1, 2021 having succeeded Sir Anthony Habgood who stepped down from the Board of RELX PLC on March 1, 2021.
Linda Sanford intends to retire from the Board with effect from the conclusion of the Annual General Meeting in April, having served on the Board for over nine years.
SENIOR MANAGEMENT
The executive officers, other than Directors, at February 17, 2022 were:
Henry Udow
: Chief Legal Officer and Company Secretary. A US and British citizen who is admitted to the Bar of New York State. Joined the Group in 2011. Prior to joining the Group, he was Chief Legal Officer and Company Secretary of Cadbury plc.
Rose Thomson
: Chief Human Resources Officer of RELX PLC. Joined the Group on September 13, 2021. Prior to joining the Group, she was the Chief People Officer at ABRDN PLC a global investment and asset management company.
COMPENSATION
At the 2020 Annual General Meeting, a new remuneration policy was approved, which is incorporated herein by reference to Exhibit 15.3 of this Annual Report on Form
20-F.
The 2021 grants were made under the multi-year incentive plans to Executive Directors under this policy.
The policy relating to payment for loss of office of Executive Directors and
Non-Executive
Directors is set out on pages 5 to 6 of Exhibit 15.3 of this Annual Report on Form
20-F
and is incorporated herein by reference.
Compensation of Executive Officers
The aggregate compensation (salary, annual incentive, benefits, pension, cash allowance in lieu of pension and dividend equivalents received in respect of shares vested during 2021) paid during 2021 (and in respect of the annual incentive earned in respect of 2021) to those who were executive officers (other than Directors) of RELX during the year ended December 31, 2021 was £2,702,858, which included contributions made to the pension plans in respect of such officers of £6,000.

The executive officers participate in an annual incentive plan (“AIP”) which is based on financial targets and individual key performance objectives measured over a one-year
period. The resulting AIP payout comprises a cash payout in March following the end of the relevant financial year (2/3rds) and deferred shares (1/3rd) which are released to participants after three years. The 2021 aggregate compensation for executive officers includes both the cash and the deferred share elements of the 2021 AIP.
In 2021, we also granted conditional share awards to the executive officers under the LTIP (as defined below) (see “— Share Ownership — Share Ownership by Directors and Executive Officers” below).
DIRECTORS’ REMUNERATION REPORT
The Directors’ Remuneration Report is set out on pages 100 to 121 of the RELX Annual Report and Financial Statements 2021 and is incorporated herein by reference to Exhibit 15.2.

SHARE OWNERSHIP
Executive Directors’ Multi-Year Incentive Interests
This information is set forth under the heading ‘Multi-year incentive interests’ on pages 109 to 110 of the RELX Annual Report and Financial Statements 2021 and incorporated herein by reference to Exhibit 15.2.
Equity-Based Plans
As of December 31, 2021, we operated and/or had awards outstanding under a number of equity-based plans as follows:

(i)	All-Employee Equity-Based Plans
The following three plans are local
all-employee
equity based plans:

(a)	UK SAYE Share Option Scheme (“SAYE Scheme”)
Options over RELX PLC ordinary shares have been granted under the SAYE Scheme. Shares may be acquired at the exercise price, which is not less than the higher of (i) 80% of the closing market price for the relevant share on The London Stock Exchange three dealing days before invitations to apply for options are issued, and (ii) if new shares are to be subscribed, their nominal value.
All UK employees of RELX Group plc and participating companies under its control in employment at the date of invitation are eligible to participate in the SAYE Scheme. In addition, the Directors of RELX Group plc may permit other employees of RELX Group plc and participating companies under its control to participate.
Participants can save between £10 and £500 per month for a period of three or five years. During a period of six months following the end of the period, the participant can use his/her savings to buy shares at the exercise price. However, options may be exercised earlier than the normal exercise date in certain specified circumstances, including death, or on ceasing employment on account of injury, disability, redundancy, reaching the specified retirement age, or upon retirement under our self-standing retirement policy for the SAYE Scheme or the sale of the business or subsidiary for which the participant works, or provided the option has been held for at least three years. Exercise is allowed in the event of an amalgamation, reconstruction or take-over of the company whose shares are under option; alternatively, such options may, with the agreement of an acquiring company or a company associated with it, be exchanged for options over shares in the acquiring company or that associated company. Options may also be exercised in the event of the voluntary winding-up
of the company whose shares are under option. In the event that options are exercised before the normal exercise date, the participant may acquire only the number of shares that can be purchased with the accumulated savings up to the date of exercise, plus interest (if any).
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
All employees of RELX Nederland BV and participating companies under its control who are neither in their probation period nor under notice at the date of invitation and who are in receipt of salary via a Dutch payroll are entitled to participate in the DSPP. Each cycle of the DSPP operates on a standalone basis and eligibility is assessed for each cycle that is offered. The 2021 cycle of the DSPP launched in February 2021 and completed in December 2021.
Participating employees make monthly contributions out of net salary which are used to purchase RELX PLC shares, listed on Euronext Amsterdam (investment shares). Minimum and maximum annual contribution amounts apply to each cycle. In 2021, the minimum annual contribution amount was €250 and the maximum annual contribution amount was €6,000. At the end of the 2021 DSPP cycle, participants who were still in RELX employment, and who had not sold any of the investment shares purchased during the year, received matching shares from RELX equal to 20% of the investment shares purchased during 2021. Investment shares acquired under the DSPP accrue normal RELX dividends which are automatically reinvested into additional RELX PLC shares.
The Executive Directors are not eligible to participate in the DSPP.

(ii)	Executive Equity-Based Plans
Our executive equity-based plans comprise:

(a)	Long-term incentive plan (“LTIP”)
The LTIP applies to senior executives (including executive officers and the Executive Directors). Awards may be granted as performance share awards or nil-cost
options but it is currently intended to only grant performance share awards. Awards vest subject to performance measured over three financial years. Awards may be satisfied with new issue shares, a transfer of treasury shares or shares purchased in the market, but it is currently intended to continue the existing practice of satisfying awards with shares purchased in the market. The performance measures and targets applicable to awards granted in 2021 under this plan are detailed in the table below. The vesting of awards is also subject to participants meeting a minimum shareholding requirement and continued employment (except for certain categories of approved leavers). Dividend equivalents accrue over the performance period and are paid out in cash at the end to the extent that the awards vest. Further, shares vested from awards granted to the Executive Directors in 2016 and 2017 are subject to a further six months holding period post vesting which has been increased to two years for shares vested from awards granted to the Executive Directors from 2018 onwards.
LTIP: 2021-2023 cycle
Vesting is dependent on three separate performance measures: a total shareholder return (“TSR”) measure (comprising three comparator groups), an EPS measure and a return on invested capital (“ROIC”) measure, weighted 20%:40%:40% respectively and assessed independently.
(1)

Vesting percentage of each third of the TSR tranche(2)	TSR ranking within the relevant TSR comparator group
0%	below median
25%	median
100%	upper quartile

(1)
The calculation methodology for TSR, EPS and ROIC is set out in the 2013 Notices of Annual General Meeting, which can be found on our website,
www.relx.com
. The information on our website is not incorporated by reference into this Annual Report on Form
20-F.

Each comparator group comprises up to 50 companies. The companies for the 2021-23 LTIP cycle were selected on the same basis as the comparator groups for prior cycles under this plan.

(2)	Vesting is on a straight-line basis for performance between the minimum and maximum levels.

Vesting percentage of EPS and ROIC tranches*	Average growth in adjusted EPS over the three-year performance period	ROIC in the third year of the performance period
0%	below 5% p.a.	below 11.0%
25%	5% p.a.	11.0%
50%	6% p.a.	11.5%
65%	7% p.a.	12.0%
75%	8% p.a.	12.5%
85%	9% p.a.	13.0%
92.5%	10% p.a.	13.5%
100%	11% p.a. or above	14.0% or above

*	Vesting is on a straight-line basis for performance between the stated average adjusted EPS growth/ROIC percentages.

(b)	Executive Share Option Schemes (“ESOS”)
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
No grants under ESOS 2013 were made to Executive Directors in 2021. Vested awards held by the executives and Directors remain exercisable, as applicable.
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
Share Options and Conditional Share Awards
At February 9, 2022 the total number of shares subject to outstanding options was:

	Number of outstanding options	Options over shares	Option price range

UK SAYE Scheme	2,231,569	RELX PLC	£10.320-13.928

Netherlands Convertible Debenture Stock Scheme	663,274	RELX PLC	€7.441-19.390

ESOS	6,882,276	RELX PLC	£5.155-21.60

	2,316,665	RELX PLC	€5.871-19.165

Share options are expected, upon exercise, to be met by the issue of new ordinary shares.
At February 9, 2022 the following conditional share awards were also outstanding:

	Number of outstanding awards	Awards over shares in

LTIP	5,795,906	RELX PLC

RSP	1,318,012	RELX PLC

Share Ownership by Directors and Executive Officers
The interests of those individuals who were Directors of RELX PLC as at December 31, 2021 in the issued share capital of RELX PLC at the beginning and end of the year are shown under the heading ‘Statement of Directors’ shareholdings and other share interests’ on page 108 of the RELX Annual Report and Financial Statements 2021 and incorporated herein by reference to Exhibit 15.2.
The interests of the current Executive Directors of RELX PLC in the issued share capital of RELX PLC as at February 16, 2022 were:

	Interest in RELX PLC shares

Erik Engstrom	1,172,929	*

Nick Luff	279,235

*	Comprises ordinary shares and ADRs.

The following table indicates the total aggregate number of RELX PLC securities beneficially owned (comprising ordinary shares and ADRs) and the total aggregate number of share options (comprising ordinary shares only) and conditional share awards (comprising ordinary shares and ADRs) held by the executive officers (other than Directors) of the Company in office as of February 9, 2022:

	RELX PLC shares	RELX PLC £ ordinary shares subject to options	RELX PLC € ordinary shares subject to options	RELX PLC conditional share awards

Executive officers (other than Directors)	551,110	47,693	49,387	322,856

The options over RELX PLC pound sterling denominated ordinary shares included in the above table are exercisable at prices ranging from £9.245 to £14.945 per share between the 3rd anniversary of their respective grant date and 2027 (except for SAYE options which will be exercisable for six months from the respective maturity date). The options over RELX PLC Euro denominated ordinary shares included in the above table are exercisable at prices ranging from €10.286 to €16.7225 per share between the 3rd anniversary of their respective grant date and 2027. The RELX PLC conditional share awards included in the above table will vest between 2022 and 2024.
In 2021, we granted a total of 116,407 conditional share awards to the executive officers under the LTIP (which is described above under “Executive Equity-Based Plans”).

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

For additional information regarding the Board membership positions and executive officer positions within the Group, see “Directors” and “Senior Management” on page 20. Details of the membership of the Audit Committee of and details of the membership of the Remuneration Committee are given under “Directors” on page 20.
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
at each Annual General Meeting.
EMPLOYEES
The number of people employed is disclosed in note 5 to the consolidated financial statements under the heading ‘Personnel’ on page 149 of the RELX Annual Report and Financial Statements 2021 and incorporated herein by reference to Exhibit 15.2.
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

ITEM 7: MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
MAJOR SHAREHOLDERS
As at February 17, 2022, we had been notified by the following shareholders that they held an interest of 3% or more in voting rights
(1)
of the issued share capital of RELX PLC. The number of shares and percentage interests stated below are as disclosed at the date on which the interests were notified to us:

Identity of Person or Group (2)	Number of Shares	% of Class

BlackRock, Inc	155,091,407	7.84

Invesco Limited	52,329,893	4.99

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
At December 31, 2021, there were 71 ordinary shareholders with a registered address in the United States, holding 74,939,414 ordinary shares of RELX PLC, representing 3.77% of the total number of ordinary shares issued. This includes Citibank N.A., depositary for RELX PLC’s ADR programme, which held 74,850,636 ordinary shares of RELX PLC, representing 3.77% of the total number of ordinary shares issued. At December 31, 2021, there were 77 registered ADR holders (holding together 20,492 ADRs), who all have a registered address in the United States, representing less than 0.0001% of the total number of ordinary shares issued.
RELX PLC is not aware of any arrangements the operation of which may at a subsequent date result in a change in control of RELX PLC. The major shareholders of RELX PLC do not have different voting rights to other ordinary shareholders.
RELATED PARTY TRANSACTIONS
Transactions with joint ventures and key management personnel, comprising the Executive and
Non-Executive
Directors of RELX PLC, are set out in note 25 to the consolidated financial statements under the heading ‘Related party transactions’ on pages 178 to 179 of the RELX Annual Report and Financial Statements 2021 and is incorporated herein by reference to Exhibit 15.2.
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
Company’s Objects
RELX PLC’s objects are unrestricted.
Share Capital
As at December 31, 2021 the Company’s issued ordinary share capital comprised 1,985.0 million shares of 14 51/116p and the number of shares held in treasury totaled 55.6 million. Of these, 5.4 million ordinary shares were held by the Employee Benefit Trust and 50.1 million ordinary shares were held in treasury by RELX PLC. No ordinary shares were bought back by RELX PLC to be held in treasury during 2021 as the share buyback programme has been suspended since April 2020. A further authority was given by shareholders at the Annual General Meeting held on April 22, 2021, however no ordinary shares were bought back by RELX PLC from that date to February 9, 2022. On February 10, 2022, RELX announced the implementation of an irrevocable, non-discretionary programme to repurchase RELX PLC shares up to the value of £150 million in total between February 10, 2022 and April 20, 2022. The programme is the first part of a total of £500 million expected to be deployed on share buybacks in 2022. All the share capital is fully paid up.
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
Subject to the Companies Act, RELX PLC must hold a general meeting as its annual general meeting within six months from January 1 every year. The Board may convene a general meeting when necessary and must do so promptly upon requisition by the shareholders. The notice period for annual general meetings is 21 clear days and 14 clear days for other general meetings. Subject to the Companies Act and the Articles, the notice shall be sent to every member at their registered address. If, on two consecutive occasions notices are sent to a member’s registered address and have been returned undelivered the member shall not be entitled to receive any subsequent notice.
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
Borrowing powers
Subject to the Companies Act, the Board may exercise all the powers of RELX PLC to borrow money, guarantee, indemnify, mortgage or charge its undertaking, property, assets (present and future) and uncalled capital and to issue debentures and other securities whether outright or as collateral security for any debt, liability or obligation of RELX PLC or of any third party. Without the authority of an ordinary resolution the directors are prohibited from borrowing in excess of an amount equal to the higher of (i) £12,000,000,000 and (ii) two and a half times the adjusted total of capital and reserves.
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
Net finance costs are exposed to interest rate fluctuations on debt, cash and cash equivalents. Upward fluctuations in interest rates increase the interest cost of floating rate debt whereas downward fluctuations in interest rates decrease the interest earned on floating rate cash and cash equivalents. Interest expense payable on fixed rate debt is protected against upward movement in interest rates but does not benefit from downward shifts. Our companies engage in foreign currency denominated transactions and are therefore subject to exchange rate risk on such transactions. Net finance costs are also exposed to changes in the fair value of derivatives (as a result of interest and exchange rate fluctuations) which are not part of a designated hedging relationship under IFRS 9 — ‘Financial Instruments’, and to ineffectiveness that may arise on designated hedging relationships. Our management of this interest rate risk and foreign exchange rate risk is described below.
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
Our management of the above market risks is described in further detail in note 17 to the consolidated financial statements under the heading ‘Financial Instruments’ on pages 167 to 172 and in note 21 under the heading ‘Debt’ on pages 174 to 175 of the RELX Annual Report and Financial Statements 2021 and incorporated herein by reference to Exhibit 15.2.
Management of Interest Rate Risk and Foreign Exchange Rate Risk
We seek to manage our risk to movements in interest and exchange rates by means of derivative financial instruments, including interest rate swaps and forward foreign exchange contracts. We only enter into derivative financial instruments to hedge (or reduce) the underlying risks described above.
We enter into interest rate swaps in order to achieve an appropriate balance between fixed and floating rate debt, cash and cash equivalents and to manage the risk associated with movements in interest rates. Interest rate swaps are used to hedge the effects of fluctuating interest rates on floating rate debt, cash and cash equivalents by allowing us to fix the interest rate on a notional principal amount equal to the principal amount of the underlying floating rate cash, cash equivalents or debt being hedged. They are also used to swap fixed rate long term debt to floating rate. Such swaps may be used to swap an entire fixed rate bond for floating rate for its full term or they may be used to swap a portion of the principal amount or a portion of the term of the borrowing to floating rate. Similarly, we use forward foreign exchange contracts to hedge the transactional exposure arising from exchange rate movements on our foreign currency revenue and operating costs.
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
period.
The fair values of interest rate swaps and forward foreign exchange contracts set out below represent the replacement costs calculated using market rates of interest and exchange at December 31, 2021. The fair value of long-term debt has been calculated by discounting expected future cash flows at market rates.
Our use of financial instruments and our accounting policies for financial instruments are described more fully in note 17 to the consolidated financial statements under the heading ‘Financial Instruments’ on pages 167 to 172 of the RELX Annual Report and Financial Statements 2021 and are incorporated herein by reference to Exhibit 15.2.

(a) Interest Rate Risk
The following sensitivity analysis assumes an immediate 100 basis point change in interest rates for all currencies and maturities from their levels at December 31, 2021 with all other variables held constant.

Financial Instrument	Fair Value December 31, 2021	Fair Value Change		Fair Value December 31, 2020	Fair Value Change
		+100 basis points	-100 basis points		+100 basis points	-100 basis points
	(In millions)			(In millions)

Short-term debt	$(131)	£—	£—	£(307)	£—	£—

Long-term debt (including current portion)	(6,346)	293	(318)	(7,316)	381	(416)

Interest rate swaps (swapping fixed rate to floating)	30	(78)	83	115	(56)	59

Interest rate swaps (swapping floating rate to fixed)	(2)	—	—	(3)	—	(1)
A 100 basis point change in interest rates would not result in a material change to the fair value of other financial instruments.
At December 31, 2021, 62% of gross debt was at fixed rate. A 100 basis point reduction in interest rates would result in an estimated decrease in net finance costs of £21 million (2020: £23 million), based on the composition of financial instruments including cash, cash equivalents, bank loans and commercial paper debt at December 31, 2021. A 100 basis points rise in interest rates would result in an estimated increase in net finance costs of £21 million (2020: £23 million).
(b) Foreign Exchange Rate Risk
The following sensitivity analysis assumes an immediate 10% change in all foreign currency exchange rates against sterling from their levels at December 31, 2021 with all other variables held constant. A +10% change indicates a strengthening of the currency against sterling and a
-10%
change indicates a weakening of the currency against sterling.

Financial Instrument	Fair Value December 31, 2021	Fair Value Change		Fair Value December 31, 2020	Fair Value Change
		+10%	-10%		+10%	-10%
	(In millions)			(In millions)

Cash and cash equivalents	$113	$10	$(10)	£88	£8	£(8)

Short-term debt	(131)	(13)	13	(307)	(30)	30

Long-term debt (including current portion)	(6,346)	(629)	629	(7,317)	(726)	726

Lease receivables	2	—	—	18	2	(2)

Interest rate swaps (including cross currency interest rate swaps)	28	3	(3)	112	11	(11)

Forward foreign exchange contracts	41	(154)	154	33	(103)	103
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
Fees and other payments made by the depositary to the Group
In consideration of acting as depositary, Citibank N.A. has agreed to make certain reimbursements and payments to us on an annual basis for expenses related to the administration and maintenance of the ADR programme including, but not limited to, New York Stock Exchange listing fees, investor relations expenses, or any other programme related expenses. The depositary has also agreed to pay the standard out-of-pocket
administrative, maintenance and shareholder services expenses for providing services to the registered ADR holders. It has also agreed with us to waive certain standard fees associated with promotional services, programme visibility campaigns and programme analytic reporting. In certain instances, the depositary has agreed to provide additional annual reimbursements and payments to us based on any applicable performance indicators relating to the ADR facility. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not necessarily tied to the amount of fees the depositary collects from investors.
From January 1, 2021 to February 17, 2022, we received a reimbursement of $175,000, net of withheld taxes, from the depositary for New York Stock Exchange listing fees, investor relations expenses and other programme related expenses, in connection with the ADR facility.

PART II
ITEM 15: CONTROLS AND PROCEDURES
Evaluation of Disclosure Controls and Procedures
RELX PLC is required to comply with applicable US regulations, including the US Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), insofar as they apply to foreign private issuers. Accordingly, RELX PLC has established a Disclosure Committee comprising the company secretary of RELX PLC and other senior RELX managers appointed to provide assurance to the Chief Executive Officer and Chief Financial Officer of RELX PLC. The committee has reviewed and evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2021. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer of RELX PLC have concluded that the disclosure controls and procedures for RELX PLC are effective as of the end of the period covered by this Annual Report on Form
20-F.
Management’s Annual Report on Internal Control over Financial Reporting
In accordance with Section 404 of the Sarbanes-Oxley Act, management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a —15(f) and 15d —15(f) under the Exchange Act, as amended. The internal controls over financial reporting of RELX PLC are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of the financial statements of RELX PLC would be prevented or detected.
Management conducted an evaluation of the effectiveness of its internal controls over financial reporting based on the framework in
Internal
Control-Integrated
Framework
(2013)
 issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that the internal controls over financial reporting of RELX PLC were effective as of December 31, 2021.
Certifications by the Chief Executive Officer and Chief Financial Officer of RELX PLC as required by the Sarbanes-Oxley Act are submitted as exhibits to this Annual Report on Form
20-F
(see “Item 19: Exhibits” on pages
S-3
and
S-4).
Ernst & Young LLP have audited the consolidated financial statements for the fiscal year ended December 31, 2021 and have audited the effectiveness of internal controls over financial reporting as at December 31, 2021. Their report in respect of RELX is included herein.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and Board of Directors of RELX PLC
Opinion on Internal Control over Financial Reporting
We have audited RELX PLC’s (the ‘Group’s’) internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), (the COSO criteria). In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Group as at December 31, 2021 and 2020, and the related consolidated income statement, comprehensive income, cash flows, and changes in equity for each of the three years in the period ended December 31, 2021, and the related notes of the Group and our report dated February 9, 2022 expressed an unqualified opinion thereon.
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

/s/ Ernst & Young LLP London, United Kingdom February 9, 2022

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
The Board of RELX PLC has adopted a schedule of matters which are required to be brought to it for decision. During 2021, the Board of RELX PLC exercised a supervisory role over the activities and systems of internal control of the Group.
The RELX PLC Audit Committee met on a regular basis to review the systems of internal control and risk management of the Group.
Audit Committee
RELX PLC has an Audit Committee which comprise only
Non-Executive
Directors, all of whom are independent. The Audit Committee, which meets regularly, was chaired by Suzanne Wood, the other members being June Felix, Charlotte Hogg and Andrew Sukawaty.
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
ITEM 16C: PRINCIPAL ACCOUNTANT FEES AND SERVICES
The aggregate fees billed by our principal accountant, Ernst & Young LLP, are set forth in note 4 to the consolidated financial statements under the heading ‘Auditor’s remuneration’ on page 148 of the RELX Annual Report and Financial Statements 2021 and incorporated herein by reference to Exhibit 15.2.
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
the provision of all
non-audit
services by the auditors and will consider SEC rules and other guidelines in determining the scope of permitted services. All assignments other than audit-related work must be specifically pre-approved
by the Audit Committee in advance of commissioning the work. Aggregate non-audit
fees must not exceed the annual audit fees in any given year, unless approved in advance by the Audit Committee. All of the audit and non-audit
services carried out in the year ended December 31, 2021 were pre-approved
under the policies and procedures summarised above.
ITEM 16E: PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
During 2021, the Group repurchased no shares to be held in treasury.
During 2021, the Employee Benefit Trust purchased 61,040 RELX PLC shares in order to satisfy awards under our equity-based plans as described in “Item 6: Directors, Senior Management and Employees — Share Ownership”.

	Number of ordinary shares	Average price paid per share	Total shares repurchased under publicly announced programmes	Approximate maximum value of shares that may yet be purchased under the programmes

January 2021	—	—	—	£250 million

February 2021 (1)	61,028	1,845p	—	£250 million

March 2021	—	—	—	£250 million

April 2021	—	—	—	£250 million

May 2021	—	—	—	£250 million

June 2021	—	—	—	£250 million

July 2021	—	—	—	£250 million

August 2021	—	—	—	£250 million

September 2021	—	—	—	£250 million

October 2021	—	—	—	£250 million

November 2021	—	—	—	£250 million

December 2021 (1)	12	2,348p	—	£250 million

	61,040		—

(1)	Includes shares purchased to satisfy awards under our equity-based plans as described in “Item 6: Directors, Senior Management and Employees — Share Ownership”.

ITEM 16G: CORPORATE GOVERNANCE
Details of our corporate governance practices are set out on page 40 of “Item 15: Controls and Procedures”.
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
ITEM 18: FINANCIAL STATEMENTS
The information set forth under the heading ‘Consolidated Financial Statements’ and ‘Notes to the consolidated financial statements’ on pages 138 to 184 of the RELX Annual Report and Financial Statements 2021 is incorporated herein by reference to Exhibit 15.2.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and Board of Directors of RELX PLC
Opinion on the Financial Statements
We have audited the accompanying consolidated statements of financial position of RELX PLC (the ‘Group’) as of December 31, 2021 and 2020, the related consolidated income statement, comprehensive income, cash flows and changes in equity for each of the three years in the period ended December 31, 2021, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group at December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Group’s internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated February 9, 2022 expressed an unqualified opinion thereon..
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
Critical Audit Matters
The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the account or disclosure to which it relates.
Uncertain tax positions
Description of the Matter
As described in Note 9 to the consolidated financial statements , the Group is subject to tax in numerous jurisdictions. Its operational structure gives rise to potential tax exposures that require management to exercise judgement in making determinations as to the amount of tax that is payable. The Group reports cross-border transactions undertaken between subsidiaries on an arm’s-length
basis in tax returns in accordance with Organisation for Economic
Co-operation
and Development (OECD) guidelines. Transfer pricing relies on the exercise of judgement and it is reasonably possible for there to be a significant range of potential outcomes.
The Group is subject to tax authority audits in multiple jurisdictions at any point in time and has a number of open tax enquiries. As a result, the Group has recognised a number of provisions against uncertain tax positions, the valuation of which requires significant estimation uncertainty, as described in Note 9. These provisions totaled £228m as at December 31, 2021 (2020: £276m). We focused on this area due to the complexity in auditing, due to their subjectivity, the quantification of the provision and the judgement around the trigger for recognition or release impacting the provision and the effective tax rate.
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

/s/ Ernst & Young LLP We have served as the Group’s auditor since 2016. London, United Kingdom February 9, 2022

GLOSSARY OF TERMS

Terms used in this Annual Report on Form 20-F	US equivalent or brief description

Accruals	Accrued expenses

Adjusted earnings per share	Adjusted net profit attributable to RELX PLC shareholders divided by the weighted average number of shares. This provides a measure of the Group’s earnings per share that is comparable from year to year.

Adjusted net profit attributable to RELX PLC shareholders	Net profit attributable to RELX PLC shareholders before amortisation of acquired intangible assets, other deferred tax credits from intangible assets and items treated as exceptional, acquisition-related items, net interest on the net defined benefit obligation, disposals and other non-operating
items, and in 2020, exceptional costs in the Exhibitions business. This provides a measure of the Group’s profitability after tax attributable to RELX PLC shareholders.

Adjusted operating margin	Calculated as adjusted operating profit divided by revenue. This is a key financial measure used by management to evaluate performance and allocate resources

Adjusted operating profit	Operating profit before amortisation of acquired intangible assets, acquisition-related items, and grossed up to exclude the equity share of finance income, finance costs and taxes in joint ventures. In 2020, we also excluded exceptional costs in the Exhibitions business. This is a key financial measure used by management to evaluate performance and allocate resources and is presented in accordance with IFRS 8 — ‘Operating Segments’

Allotted	Issued

Associate	An entity in which the Group has a participating interest and, in the opinion of the directors, can exercise significant influence on its management.

Called-up share capital	Issued share capital

Capital and reserves	Shareholders’ equity

Cash flow conversion	The proportion of adjusted operating profits converted into cash

Constant currency	Calculated using the previous financial year’s full-year average and hedge exchange rates

Effective tax rate on adjusted operating profit	Tax rate excluding movements in deferred taxation assets and liabilities related to goodwill and acquired intangible assets, but includes the benefit of tax amortization where available on those items

EPS	Earnings per ordinary share

Invested capital	Net capital employed, adjusted, to add back accumulated amortisation and impairment of acquired intangible assets and goodwill, to remove non-operating
investments and the gross up to goodwill in respect of deferred tax, and other items. This is used to calculate the return on invested capital.

Investments	Non-current investments

Freehold	Ownership with absolute rights in perpetuity

Interest receivable	Interest income

Net debt	Gross debt, less related derivative financial instrument assets, cash and cash equivalents and finance lease receivables

Net cash acquired	Cash less debt acquired with a business

Operating costs	Cost of sales plus selling and distribution costs plus administration and other expenses

Portfolio changes/effects	Changes in the portfolio relating to acquisitions, disposals and assets held for sale

Prepayments	Prepaid expenses

Profit	Income

Profit attributable	Net income

Share based remuneration	Stock based compensation

Share premium account	Premiums paid in excess of par value of ordinary shares

Return on invested capital	Post tax adjusted operating profit expressed as a percentage of average capital employed. This is a key financial measure used by management

Revenue	Sales

Underlying growth	Underlying growth rates are calculated at constant currencies, excluding the results of acquisitions until 12 months after purchase, and excluding the results of disposals and assets held for sale. Underlying revenue growth rates also exclude exhibition cycling. This is a key financial measure as it provides an assessment of year on year growth excluding the impact of acquisitions, disposals and exchange rate movements.

ITEM 19: EXHIBITS
Exhibits filed as part of this Annual Report on Form
20-F,
or incorporated by reference

1.1	Articles of Association of RELX PLC adopted pursuant to a special resolution dated April 25, 2019
2.1	Form of Amendment No. 2 to Amended and Restated Deposit Agreement, effective as of February 17, 2021, by and among RELX PLC, Citibank N.A., as depositary, and all Holders and Beneficial Owners of American Depositary Shares issued thereunder (incorporated by reference from Exhibit (a)(i) to the Registration Statement on Form F-6 (File No. 333-253031) filed with the SEC on February 12, 2021)
2.2	Amendment No. 1 to Amended and Restated Deposit Agreement, effective as of July 1, 2015, by and among RELX PLC, Citibank N.A., as depositary, and all Holders and Beneficial Owners of American Depositary Shares issued thereunder (incorporated by reference from Exhibit (a)(ii) to the Registration Statement on Form F-6 (File No. 333-253031) filed with the SEC on February 12, 2021)
2.3	Amended and Restated Deposit Agreement, dated as of August 1, 2014, by and among RELX PLC, Citibank N.A., as depositary, and all Holders and Beneficial Owners of American Depositary Shares issued thereunder (incorporated by reference from Exhibit (a)(ii) to the Registration Statement on Form F-6/A (File No. 333-197562) filed with the SEC on June 26, 2015)
2.4	Description of Securities Registered under Section 12 of the Securities Exchange Act of 1934 (the “Exchange Act”)
4.1	RELX Group plc Share Option Scheme (incorporated by reference from Exhibit 4.3 to the 2003 Annual Report on Form 20-F (File No. 001-13334) filed with the SEC on March 16, 2004)
4.2	RELX Group plc Retention Share Plan (as amended on March 13, 2006) (incorporated by reference from Exhibit 4.9 on the 2006 Annual Report on Form 20-F (File No. 001-13334) filed with the SEC on March 22, 2007)
4.3	RELX Group plc Long-Term Incentive Plan 2013 (incorporated by reference from Exhibit 10.2 to the Registration Statement on Form S-8 (File No. 333-191419) filed with the SEC on September 27, 2013)
4.4	RELX Group plc Executive Share Option Scheme 2013 (incorporated by reference from Exhibit 10.1 to the Registration Statement on Form S-8 (File No. 333-191419) filed with the SEC on September 27, 2013)
4.5	RELX Group plc Restricted Share Plan 2014 (incorporated by reference from Exhibit 4.3 to the Registration Statement on Form S-8 (File No. 333-197580) filed with the SEC on July 23, 2014)
4.6	Service Agreement between RELX Group plc and Erik Engstrom (dated March 14, 2011) (incorporated by reference from Exhibit 4.14 to the 2012 Annual Report on Form 20-F (File No. 001-13334) filed with the SEC on March 12, 2013)
4.7	Service Agreement between RELX Group plc and Nick Luff (dated January 6, 2014) (incorporated by reference from Exhibit 4.12 to the 2014 Annual Report on Form 20-F (File No. 001-13334)) filed with the SEC on March 10, 2015)
4.8	Letter between RELX Group plc and Nick Luff (dated January 6, 2014) (incorporated by reference from Exhibit 4.13 to the 2014 Annual Report on Form 20-F (File No. 001-13334)) filed with the SEC on March 10, 2015)
4.9	RELX Group plc Restricted Share Plan 2014 (incorporated by reference from Exhibit 4.3 to the Registration Statement on Form S-8 (File No. 333-227636) filed with the SEC on October 1, 2018)
4.10	RELX Group plc Executive Share Option (incorporated by reference from Exhibit 4.4 to the Registration Statement on Form S-8 (File No. 333-227636) filed with the SEC on October 1, 2018)
4.11	RELX Group plc Long-Term Incentive Plan 2013 (incorporated by reference from Exhibit 4.5 to the Registration Statement on Form S-8 (File No. 333-227636) filed with the SEC on October 1, 2018)
8.0	List of subsidiaries, associates, joint ventures and business units
12.1	Certification Pursuant to Section 302 of Sarbanes-Oxley Act of 2002, by the Chief Executive Officer of RELX PLC
12.2	Certification Pursuant to Section 302 of Sarbanes-Oxley Act of 2002, by the Chief Financial Officer of RELX PLC
13.1	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, by the Chief Executive Officer of RELX PLC
13.2	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, by the Chief Financial Officer of RELX PLC
15.1	Independent Registered Public Accounting Firm’s Consent – Ernst & Young LLP – Consolidated Financial Statements
15.2*	RELX Annual Report and Financial Statements 2021
15.3	2020 Remuneration Policy Report (incorporated by reference from Exhibit 15.4 to the 2020 Annual Report on Form 20-F (File No. 001-13334) filed with the SEC on February 18, 2021)
17.1	Subsidiary Guarantors and Issuers of Guaranteed Securities

101.1	The following financial information for RELX formatted in XBRL: (i) Consolidated Income Statement for the years ended December 31, 2021, 2020 and 2019; (ii) Consolidated Statement of Comprehensive Income for the years ended December 31, 2021, 2020 and 2019; (iii) Consolidated Statement of Cash Flows for the years ended December 31, 2021, 2020 and 2019; (iv) Consolidated Statement of Financial Position at December 31, 2021 and 2020; (v) Consolidated Statement of Changes in Equity for the years ended December 31, 2021, 2020 and 2019; and (vi) Notes to the Consolidated Financial Statements
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
20-F.
With the exception of the items and pages so specified, the RELX Annual Report and Financial Statements 2021 are not deemed to be filed as part of this Annual Report on Form
20-F.

SIGNATURES
The Registrant hereby certifies that it meets all of the requirements for filing on Form
20-F
and that it has duly caused and authorised the undersigned to sign this annual report on its behalf.

RELX PLC Registrant

By: /s/ E ENGSTROM E Engstrom Chief Executive Officer

By: /s/ N LUFF N Luff Chief Financial Officer

Dated: February 17, 2022