Form 20-F
period 2022-12-31
RELX PLC
filed 2023-02-23
CIK 929869

As filed with the Securities and Exchange Commission on February 23, 2023

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

Or

☑	ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

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

Henry Udow

Company Secretary

RELX PLC

1-3 Strand, London WC2N 5JR, England

+44 20 7166 5500

henry.udow@relx.com

(Name, telephone, e-mail and/or facsimile number and address of

Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of exchange on which registered
American Depositary Shares (each representing one RELX PLC ordinary share)	RELX	New York Stock Exchange
Ordinary shares of 14 51/116p each (the “RELX PLC ordinary shares”)		New York Stock Exchange*
3.500% Guaranteed Notes due 2023	RELX/23	New York Stock Exchange
1.300% Guaranteed Notes due 2025	RELX/25	New York Stock Exchange
4.000% Guaranteed Notes due 2029	RELX/29	New York Stock Exchange
3.000% Guaranteed Notes due 2030	RELX/30	New York Stock Exchange
4.750% Guaranteed Notes due 2032	RELX/32	New York Stock Exchange
*	Listed, not for trading, but only in connection with the listing of the applicable Registrant’s American Depositary Shares issued in respect thereof.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2022:

Number of outstanding shares
Ordinary shares of 14 51/116p each	1,909,526,620

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

Yes                ☑                 No                 ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, non-accelerated filer or an emerging growth company. See definition of “accelerated filer,” “large accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☑	Accelerated filer ☐	Non-accelerated filer ☐
Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.

              ☑

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.

☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing.

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

THIS PAGE INTENTIONALLY BLANK

GENERAL

RELX PLC is a public limited company, and owns all of the Group.

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

Pursuant to Rule 12b-23(a) of the US Securities Exchange Act of 1934, as amended (the “Exchange Act”), certain information in this Annual Report on Form 20-F is being incorporated by reference to the RELX Annual Report and Financial Statements 2022 appended hereto as Exhibit 15.2. With the exception of the items and pages so specified, the RELX Annual Report and Financial Statements 2022 are not deemed to be filed as part of this Annual Report on Form 20-F.

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

We consider any statements that are not historical facts to be “forward-looking statements”. These statements are based on the current expectations of the management of the Group and are subject to risks and uncertainties that could cause actual results or outcomes to differ from those expressed in any forward-looking statement. These differences could be material; therefore, you should evaluate forward-looking statements in light of various important factors, including those set forth or incorporated by reference in this Annual Report on Form 20-F.

Important factors that could cause our actual results to differ materially from estimates or forecasts contained in the forward-looking statements include, among others:

●	compromises of our cyber security systems or other unauthorised access to our databases;
●	regulatory and other changes regarding the collection or use of third-party content and data;
●	changes in law and legal interpretation affecting our intellectual property rights and internet communications;
●	current and future geopolitical, economic and market conditions;
●	changes in economic cycles, communicable disease epidemics or pandemics, severe weather events, natural disasters and terrorism;
●	changes in tax laws and uncertainty in their application;
●	changes in the payment model for our scientific, technical and medical research products;
●	competitive factors in the industries in which we operate and demand for our products and services;
●	failure of third parties to whom we have outsourced business activities;
●	breaches of generally accepted ethical business standards or applicable laws;
●	significant failure or interruption of our systems;
●	our inability to realise the future anticipated benefits of acquisitions;
●	our inability to retain high-quality employees and management;
●	exchange rate fluctuations;

●	adverse market conditions or downgrades to the credit ratings of our debt;
●	changes in the market values of defined benefit pension scheme assets and in the market related assumptions used to value scheme liabilities;
●	failure to comply with settlement orders by the US Federal Trade Commission (“FTC”); and
●	other risks referenced from time to time in the filings of RELX PLC with the US Securities and Exchange Commission (the “SEC”), including the risks described in “Item 3: Key Information — Risk Factors”.

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

Compromises of our cyber security systems and other unauthorised access to our databases, could adversely affect our business and operations.

Our business maintains and uses online databases and platforms delivering our products and services, which we rely on, and provide data to third parties, including customers and service providers. These databases and information are a target for compromise and face a risk of unauthorised access and use by unauthorised parties including through cyber, ransomware and phishing attacks on us or our third-party service providers.

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

Compromises of our or our third-party service providers’ systems could adversely affect our financial performance, damage our reputation and expose us to risk of loss, fines and penalties, litigation and increased regulation.

Regulatory changes regarding the collection and use of third-party information by us or compromises of our data privacy controls and other unauthorised access to our databases, could adversely affect our business and operations.

Our business relies extensively on content and data from public records, governmental authorities, publicly available information and media, customers, end-users and other information companies, including competitors. Changes in data privacy legislation, regulation, and/or enforcement could impact our ability to collect and utilise data, potentially affecting the effectiveness of our products. Failure or perceived failure to comply with requirements for proper collection, use, storage and transfer of data, by ourselves, or our third-party service providers, or other data loss incidents may damage our reputation, divert time and effort of management and other resources, and expose us to risk of loss, fines and penalties, litigation and increased regulation.

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

Current and future geopolitical, economic and market conditions, and dislocations beyond our control may adversely affect demand for our products and services.

Demand for our products and services, and our ability to operate internationally, may be adversely impacted by geopolitical, economic and market conditions beyond our control. These include acts of war and civil unrest, political conflicts and tensions, international sanctions, the impact of the effect of changes in inflation and interest rates in major economies, trading relations between the United States, Europe, China and other major economies, as well as levels of government and private funding for our markets.

Changes in economic cycles, communicable disease epidemics, severe weather events, natural disasters, terrorism, and lack of venues may impact our ability to organise events.

Face-to-face events are susceptible to economic cycles, communicable diseases, severe weather events and other natural disasters, terrorism and assignment of venues to alternative uses. Each or any of these may impact exhibitors’ and visitors’ desire and ability to travel in person to events and the availability of event venues. These factors each have the potential to reduce revenues, increase the costs of organising events and adversely affect cash flows and reputation. For example, containment measures, such as quarantines or other travel restrictions and site closures, relating to the Covid-19 pandemic have had and may continue to have a significant impact on face-to-face events in our Exhibitions business with ongoing changing government restrictions on in-person events, particularly in China.

Changes in tax laws or uncertainty over their application and interpretation may adversely affect our reported results.

Our business operates globally, and our profits are subject to taxation in many different jurisdictions and at differing tax rates. Tax laws that currently apply to our business may be amended by the relevant authorities or interpreted differently by them, and these changes could adversely affect our reported results.

Changes in the payment model for our scientific, technical and medical primary research products or alternative publication channels for our content could adversely affect our operations.

Traditionally our Scientific, Technical & Medical (STM) primary research content publishing business has operated on a pay to read model, where readers or their institutions, as users of the content pay, and authors publish for free. Over time, an alternative model has gained traction where authors or their institutions or funding bodies prefer to pay to publish their research, so it is freely available to read. The latter model is commonly referred to as Open Access. There is continued debate in government, academic and library communities, regarding the payment models and the extent to which research content should be freely available to read, either immediately on publication or in some form after a period following publication. Changes in customer choice or regulation in this area could adversely impact the mix and overall level of revenue generated by our primary research publishing business.

We operate in a highly competitive and dynamic environment that is subject to rapid change and cannot assure you that there will be continued demand for our products and services.

Our business is dependent on the continued demand by our customers for our products and services and the value placed on them. They operate in highly competitive and dynamic markets, and the means of delivery, customer demand for, and the products and services themselves, continue to change in response to rapid technological innovations, legislative and regulatory changes, the entrance of new competitors, and other factors. Failure to anticipate and quickly adapt to these changes, or to deliver enhanced value to our customers, could impact demand for our products and services and consequently adversely affect our revenue or the long-term returns from our investment in electronic product and platform initiatives.

Our business may be adversely affected by the failure of third parties to whom we have outsourced business activities.

Our organisational and operational structures depend on suppliers including outsourced and offshored functions, as well as cloud service providers. Poor performance, failure or breach of third parties to whom we have contracted could adversely affect our business performance, reputation and financial condition.

We source content to enable information solutions for our professional customers. The disruption or loss of data sources, either because of data localisation regulations, or because data suppliers decide not to supply them, may impose limits on our collection and use of certain kinds of information and our ability to communicate, offer or make such information available or useful to our customers.

Breaches of generally accepted ethical business standards or applicable statutes concerning bribery, corruption, fraud, sanctions and competition could adversely affect our reputation and financial condition.

As a global provider of professional information solutions we, our employees and major suppliers are expected to adhere to high standards of integrity and ethical conduct, including those related to anti-bribery and anti-corruption, fraud, sanctions, competition and principled business conduct. A breach of generally accepted ethical business standards or applicable laws could adversely affect our business performance, reputation and financial condition.

A significant failure or interruption of our electronic delivery platforms, networks, distribution systems or infrastructure could adversely affect our business and operations.

Our business is dependent on electronic platforms and networks, primarily the internet, for delivery of our products and services. Our operations could be adversely affected if our electronic delivery platforms, networks or supporting infrastructure experience a significant failure, or interruption. Climate change may increase the intensity and frequency of severe weather events which increases the risk of significant failure.

We may not realise all of the future anticipated benefits of acquisitions.

We supplement our organic development with selected acquisitions. If we are unable to generate the anticipated benefits such as revenue growth and/or cost savings associated with these acquisitions, it could adversely affect return on invested capital and financial condition or lead to an impairment of goodwill or intangibles.

We may be unable to implement and execute our strategic and business plans if we cannot recruit and retain skilled employees and management.

The implementation and execution of our strategies and business plans depend on our ability to recruit, motivate, develop and retain a diverse population of skilled employees and management. We compete globally and across business sectors for diverse, talented management and skilled individuals, particularly those with technology and data analytics capabilities. An inability to recruit, motivate or retain such people could adversely affect our business performance. Failure to recruit and develop talent regardless of gender, race or other characteristics could adversely affect our reputation and business performance.

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

Macroeconomic, political and market conditions may adversely affect the availability and terms of short- and long-term funding, volatility of interest rates, the credit quality of our counterparties, currency exchange rates and inflation. The majority of our outstanding debt instruments are, and any of our future debt instruments may be, publicly rated by independent rating agencies. Our borrowing costs and access to capital may be adversely affected if the credit ratings assigned to our debt are downgraded.

Changes in the market values of defined benefit pension scheme assets and in the assumptions used to value defined benefit pension scheme obligations may adversely affect our business.

We operate a number of pension schemes around the world, including local versions of the defined benefit type in the United Kingdom and the United States. The US scheme is closed to future accruals. The UK scheme has been closed to new hires since 2010. The members who continue to accrue benefits now represent a small and reducing portion of the overall UK based workforce. The assets and obligations associated with these pension schemes are sensitive to changes in the market values of the scheme’s investments and the market-related assumptions used to value scheme liabilities. Adverse changes to asset values, discount rates, longevity assumptions or inflation could increase funding requirements.

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

ITEM 4: INFORMATION ON THE GROUP

BUSINESS OVERVIEW

RELX PLC is a public limited company, incorporated in England under the UK Companies Act 2006 (as amended) (the “Companies Act”).

RELX is a global provider of information-based analytics and decision tools for professional and business customers. RELX serves customers in more than 180 countries and has offices in about 40 countries. It employs over 35,000 people, over 40% of whom are in North America.

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

Information on revenue by geographical market is set forth in note 2 to our consolidated financial statements under the heading “Revenue, operating profit and segment analysis” on page 168 to 171 of the RELX Annual Report and Financial Statements 2022 and incorporated herein by reference to Exhibit 15.2.

	Revenue Year ended December 31,
	2019		2020		2021		2022

	(in millions, except percentages)
Risk	£2,316	29%	£2,417	34%	£2,474	34%	£2,909	34%
Scientific, Technical & Medical	2,637	34	2,692	38	2,649	37	2,909	34
Legal	1,652	21	1,639	23	1,587	22	1,782	21
Exhibitions	1,269	16	362	5	534	7	953	11
Total	£7,874	100%	£7,110	100%	£7,244	100%	£8,553	100%

RISK

The information set forth under the headings ‘Business Overview’, ‘Market opportunities’, ‘Strategic priorities’ and ‘Business model, distribution channels and competition’ on pages 12 to 13 of the RELX Annual Report and Financial Statements 2022 is incorporated herein by reference to Exhibit 15.2.

SCIENTIFIC, TECHNICAL & MEDICAL

The information set forth under the headings ‘Business Overview’, ‘Market opportunities’, ‘Strategic priorities’ and ‘Business model, distribution channels and competition’ on pages 16 to 17 of the RELX Annual Report and Financial Statements 2022 is incorporated herein by reference to Exhibit 15.2.

LEGAL

The information set forth under the headings ‘Business Overview’, ‘Market opportunities’, ‘Strategic priorities’ and ‘Business model, distribution channels and competition’ on pages 20 to 21 of the RELX Annual Report and Financial Statements 2022 is incorporated herein by reference to Exhibit 15.2.

EXHIBITIONS

The information set forth under the headings ‘Business Overview’, ‘Market opportunities’, ‘Strategic priorities’ and ‘Business model, distribution channels and competition’ on pages 24 to 25 of the RELX Annual Report and Financial Statements 2022 is incorporated herein by reference to Exhibit 15.2.

ORGANISATIONAL STRUCTURE

RELX PLC is a publicly held entity with its shares listed on the London, Amsterdam and New York stock exchanges.

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

Material acquisitions and disposals

Total cash spent on acquisitions in the three years ended December 31, 2022, was £1,596 million. Cash spent on acquisitions (including debt in acquired businesses) in 2020 was £874 million, in 2021 was £262 million and in 2022 was £460 million, excluding borrowings in acquired businesses of £3 million in 2020, nil in 2021 and £3 million in 2022 and including deferred consideration of £5 million in 2020, £19 million in 2021 and £21 million in 2022 on past acquisitions and investments in joint ventures and associates of nil in 2020 and 2021 and £58 million in 2022. Spend on venture capital investments was £2 million in 2020, £8 million in 2021 and £8 million in 2022.

Net cash inflow from disposals after timing differences and separation and transaction costs was £29 million in 2020, £190 million in 2021 and £3 million in 2022.

Capital expenditure

Capital expenditure on property, plant, equipment and internally developed intangible assets principally relates to the development of electronic products and investment in systems infrastructure, computer equipment and office facilities. Total such capital expenditure, which was financed using cash flows generated from operations, amounted to £364 million, £337 million and £436 million in 2020, 2021 and 2022, respectively. The majority of capital expenditure is incurred in the United States, the United Kingdom and the Netherlands. In 2022, there was continued investment in new products and related infrastructure. Further information on capital expenditure is included in notes 2, 14 and 16 to the consolidated financial statements under the headings

‘Revenue, operating profit and segment analysis’, ‘Intangible assets’ and ‘Property, plant and equipment’ on pages 168, 185 and 188 respectively of the RELX Annual Report and Financial Statements 2022 and incorporated herein by reference to Exhibit 15.2.

Principal executive offices

The principal executive office of RELX PLC is located at 1-3 Strand, London WC2N 5JR, England. Tel: +44 20 7166 5500. The principal executive office of RELX PLC located in the United States is at 230 Park Avenue, New York, New York, 10169. Tel: +1 212 309 8100. Our internet address is www.relx.com. The information on our website is not incorporated by reference into this Annual Report on Form 20-F.

Our agent in the United States is Kenneth Thompson II, Corporate General Counsel, RELX; kenneth.thompson@relx.com, 9443 Springboro Pike, B4/F5/S14, Miamisburg, Ohio, 45342.

PROPERTY, PLANT AND EQUIPMENT

We own or lease approximately 202 properties around the world as at December 31, 2022. The table below identifies the principal owned and leased properties in our property portfolio as at December 31, 2022.

		Floor space
Location	Principal use(s)	(square feet)
Owned properties
Alpharetta, Georgia	Office and data centre	406,000
Oxford, England	Office	105,000
Leased properties
Miamisburg, Ohio	Office and data centre	267,480
Sutton, England	Office	191,960
Amsterdam, Netherlands	Office	180,021
Raleigh, North Carolina	Office	120,000
Horsham, Pennslyvania	Office	120,000
New York, New York	Office	116,541

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

During 2022,

●	our Scientific, Technical & Medical business provided subscriptions to online products and print publications to a number of universities, hospitals and other entities, including those listed below;
●	our Risk business provided online subscription services and pricing reports to a number of oil, petrochemical and other companies, including those listed below; and
●	our Exhibitions business provided exhibitions-related services to a number of exhibitors, including Mahan Air and IRIB Media Trade.

Numerous Iranian nationals attended conferences organised by our Exhibitions and Risk business areas. Individuals located in Iran also subscribed to or purchased certain of our scientific, medical and technical publications. Many of these individuals are researchers, doctors or other professionals who have obtained subscriptions or purchased publications in their individual capacity, but who may be employed by government agencies in Iran or by hospitals, universities or other entities owned or controlled by the government of Iran. In addition, we work with authors, other contributors and journal editorial board members who are located in Iran, many of whom are employed at hospitals, universities or research institutions that are owned or controlled by the government of Iran. We also sometimes receive payments from authors located in Iran who pay us to make their articles publicly available. From time to time, we may employ or engage individuals in Iran to assist with transactions in Iran.

Our aggregate revenue attributable to these Iran-related activities was approximately £1.5 million during the fiscal year ended December 31, 2021 compared to £1.8 million during the fiscal year ended December 31, 2022. We do not customarily allocate net profit on a subscription-by-subscription, individual customer or country-by-country basis. However, we estimate that our net profit during the fiscal year attributable to these activities was 0.02% of our net profit reported in our income statement for the fiscal year ended December 31, 2021 compared to 0.02% for the fiscal year ended December 31, 2022.

Entities that transacted with our Scientific, Technical & Medical Business Area in 2022

Abadan University of Medical Sciences, Agricultural Biotechnology Research Institute of Iran, Agricultural Research Education and Extension Organization, Ahvaz Jondishapour University of Medical Sciences, Alborz University of Medical Sciences, Ardebil University of Medical Sciences, Babol Noshirvani University of Technology, Babol University of Medical Science, Birjand University of Medical Sciences, Golestan University of Medical Sciences and Health Services, Gorgan University of Agricultural Sciences and Natural Resources, Hakim Sabzevari University, Hamadan University of Medical Sciences, Ilam University, Ilam University of Medical Sciences, Iran University of Medical Sciences, Iran University of Science and Technology, Iranian Fisheries

Science Research Institute, Iranian Research Organization for Science and Technology, Isfahan University of Medical Sciences, Isfahan University of Technology, Islamic Azad University, Kashan University of Medical Sciences, Kerman University of Medical Sciences, Kermanshah University of Medical Sciences, Mashhad University of Medical Sciences, National Institute for Genetic Engineering and Biotechnology, Persian Gulf University, Razi University, Research Institute of Petroleum Industry, Sabzevar University of Medical Sciences, Semnan University, Shahed University Faculty of Medical Sciences, Shahid Bahonar University of Kerman, Shahid Beheshti University, Shahid Beheshti University of Medical Sciences, Shahid Sadoughi University of Medical Sciences and Health Services, Shahrood University of Technology, Sharif University of Technology, Shiraz University, Shiraz University of Medical Sciences, Tabriz University of Medical Sciences, Tarbiat Modares University, Tehran University of Medical Sciences, University of Hormozgan, University of Kashan, University of Mohaghegh Ardabili, University of Tabriz, University of Tehran, University of Zabol, University of Zanjan, Urmia University, Urmia University of Medical Sciences, Zabol University of Medical Sciences, Zahedan University of Medical Sciences, Zanjan University of Medical Sciences

Entities that transacted with our Risk Business Area in 2022

Amir Kabir Petrochemical Company, Bakhtar Commercial Company, Behran Oil Company, Fanavaran Petrochemical Company, Iran Chemical Industries Investment Company, Jam Petrochemical Complex, Kharg Petrochemical Company, Laleh Petrochemical Company, Polynar Corporation, Shazand Petrochemical Company, SPI International Proprietary

ITEM 5: OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion does not address certain items in respect of our fiscal year ended December 31, 2020 in reliance on amendments to disclosure requirements adopted by the SEC in 2019. A discussion of our fiscal year ended December 31, 2020 may be found in “Item 5: Operating and Financial Review and Prospects” of our Annual Report on Form 20-F for the fiscal year ended December 31, 2021, filed with the SEC on February 17, 2022.

OPERATING RESULTS

The following discussion is based on the consolidated financial statements of the Group for the two years ended December 31, 2021 and 2022 which have been prepared in accordance with IFRS as issued by the IASB.

The following discussion should be read in conjunction with, and is qualified by reference to, the consolidated financial statements on pages 162 to 204 of the RELX Annual Report and Financial Statements 2022 and incorporated herein by reference to Exhibit 15.2.

The following tables analyse the Group’s revenue in each of the two years ended December 31, 2021 and 2022 by type, format and geographic market. We derive our revenue principally from subscriptions and transactional sales. Transactional sales include revenue from exhibitions. For additional information, see note 2 to the consolidated financial statements under the heading ‘Revenue, operating profit and segment analysis’ on pages 168 to 171 of the RELX Annual Report and Financial Statements 2022 and incorporated herein by reference to Exhibit 15.2.

Revenue by type

Year ended December 31,

	2021		2022

	(in millions, except percentages)
Subscriptions	£4,214	58%	£4,655	54%
Transactional	3,030	42	3,898	46
Total	£7,244	100%	£8,553	100%

Revenue by format

Year ended December 31,

	2021		2022

	(in millions, except percentages)
Electronic	£6,230	86%	£7,112	83%
Face-to-face	500	7	912	11
Print	514	7	529	6
Total	£7,244	100%	£8,553	100%

Revenue by geographic market

Year ended December 31,

	2021		2022

	(in millions, except percentages)
North America	£4,321	60%	£5,101	60%
Europe	1,472	20	1,800	21
Rest of world	1,451	20	1,652	19
Total	£7,244	100%	£8,553	100%

The cost profile of individual businesses within the Group varies and costs are controlled on an individual business unit basis. Our most significant cost item is staff costs which increased from £2,549 million in 2021 to £2,906 million in 2022.

The following tables show revenue and adjusted operating profit for each of our business segments in each of the two years ended December 31, 2021 and 2022 together with the percentage change in 2021 and 2022 at both actual and constant currencies. The effect of currency movements on the 2022 results is further described separately below (see “— Effect of Currency Translation” on page 25). Adjusted operating profit is included on the basis that it is the key segmental profit measure used by management to evaluate performance and allocate resources to the business segments, as reported under IFRS 8 — ‘Operating Segments’ in note 2 to the consolidated financial statements under the heading ‘Revenue, operating profit and segment analysis’ on pages 168 to 171 of the RELX Annual Report and Financial Statements 2022 and incorporated herein by reference to Exhibit 15.2. Adjusted operating profit represents operating profit before amortisation of acquired intangible assets and acquisition-related items, and is grossed up to exclude the equity share of finance income, finance costs and taxes in joint ventures. A reconciliation of reported operating profit to adjusted operating profit is set out on page 20.

Revenue by segment, reported operating profit and adjusted operating profit by segment are as follows:

	Revenue for the year ended
	December 31
	2021	2022	% change
			actual	constant
			rates	rates(1)

	(in millions, except percentages)
Risk	£2,474	£2,909	+18%	+8%
Scientific, Technical & Medical	2,649	2,909	10%	+4%
Legal	1,587	1,782	12%	+5%
Exhibitions	534	953	+78%	+76%
Total	£7,244	£8,553	+18%	+11%

	Reported operating profit for
	the year ended December 31
	2021	2022	% change
			actual
			rates

	(in millions, except percentages)
Reported operating profit	£1,884	£2,323	+23%

	Adjusted operating profit for the year ended December 31
	2021	2022	% change
			actual	constant
			rates	rates(1)

	(in millions, except percentages)
Risk	£915	£1,078	+18%	+7%
Scientific, Technical & Medical	1,001	1,100	10%	+4%
Legal	326	372	+14%	+6%
Exhibitions(2)	10	162	nm	nm
Subtotal	£2,252	£2,712
Unallocated central costs and other operating items(3)	(42)	(29)
Total	£2,210	£2,683	+21%	+14%
(1)	Represents percentage change in 2021 to 2022 using constant currency. These rates were used in the preparation of the 2021 consolidated financial statements.
(2)	The change in adjusted operating profit growth for Exhibitions is not meaningful (nm)
(3)	In 2021, unallocated central costs and other operating items includes a £35m one-off charge relating to reductions in our corporate real estate footprint. In 2022, this includes a charge of £24m relating to STM incurred from exchange rate movements from the translation of working capital items such as accounts receivable and payable, and intercompany balances, into relevant functional currencies and the outcome of STM’s hedging program. The net effect of these amounts was higher in 2022 due to the extent and timing of exchange rate movements in the year and such amounts were insignificant in 2021.

Non-GAAP financial measures

RELX uses adjusted figures, which are not defined by generally accepted accounting principles (“GAAP”) such as IFRS. Adjusted figures and underlying growth rates are presented as additional performance measures used by management, as they provide relevant information in assessing the Group’s performance, position and cash flows. We believe that these measures enable investors to track more clearly the core operational performance of the Group by separating out items of income or expenditure relating to acquisitions, disposals and capital items, and by excluding items treated as exceptional, when applicable. This provides our investors with a clear basis for assessing our ability to raise debt and invest in new business opportunities.

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

The adjusted and underlying financial measures used in the results of operations discussion on pages 21 to 24 are: underlying revenue growth, adjusted operating profit, underlying adjusted operating profit growth, adjusted operating margin, adjusted net profit attributable to shareholders and adjusted earnings per share. These measures as well as certain other metrics are defined in the Glossary of Terms beginning on page S-1.

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

Adjusted net profit attributable to shareholders is reconciled to reported net profit attributable to shareholders and adjusted earnings per share is shown to be calculated by dividing adjusted net profit attributable to shareholders by the total weighted average number of shares in note 10 to the consolidated financial statements under the heading ‘Earnings per share’ on page 182 of the RELX Annual Report and Financial Statements 2022 and incorporated herein by reference to Exhibit 15.2. Reconciliations of all other non-GAAP financial measures to the most directly comparable measure reported under IFRS are set forth in the tables below.

In the tables below and the results of operations commentary that follows, percentage movements are calculated using the average exchange rates for the period unless otherwise stated.

Adjusted operating profit reconciles to reported operating profit as follows:

	2021	2022

	(in millions)
Reported operating profit	£1,884	£2,323
Adjustments:
Amortisation of acquired intangible assets	298	296
Acquisition-related items	21	62
Reclassification of tax in joint ventures	7	4
Reclassification of finance income in joint ventures	—	(2)
Adjusted operating profit	£2,210	£2,683

The calculations of the year-on-year changes in reported revenue and underlying revenue growth are presented below:

	Revenue
	£m	% change
Year to December 31, 2020	7,110	-10%
Underlying revenue growth(1)	481	+7%
Exhibition cycling	48	+1%
Acquisitions	47	+1%
Disposals	(28)	-1%
Currency effects	(414)	-6%
Year to December 31, 2021	7,244	+2%
Underlying revenue growth(1)	656	+9%
Exhibition cycling	106	+2%
Acquisitions	38	+0%
Disposals	(34)	0%
Currency effects	543	+7%
Year to December 31, 2022	8,553	+18%
(1)	Represents the year-on-year movement in reported revenue excluding the impact of the adjustments set forth in the table.

The calculations of the year-on-year changes in adjusted operating profit and underlying adjusted operating profit growth are presented below:

	Adjusted operating profit
	£m	% change
Year to December 31, 2020	2,076	-17%
Underlying adjusted operating profit growth(1)	269	+13%
Acquisitions	11	+1%
Disposals	(8)	-1%
Currency effects	(138)	-7%
Year to December 31, 2021	2,210	+6%
Underlying adjusted operating profit growth(1)	326	+15%
Acquisitions	(6)	+0%
Disposals	(14)	-1%
Currency effects	167	+7%
Year to December 31, 2022	2,683	+21%
(1)	Represents the year-on-year movement in adjusted operating profit excluding the impact of the adjustments set forth in the table.

Results of Operations for the Year Ended December 31, 2022

Compared to the Year Ended December 31, 2021

Reported revenue was up 18% from £7,244 million in 2021 to £8,553 million in 2022. Underlying revenue growth was 9%, with all four market segments contributing to underlying growth. The underlying growth rate reflects strong growth in electronic and face-to-face revenues, partially offset by continued print revenue declines. Risk continued to deliver strong growth, while both STM and Legal improved their growth rates. Exhibitions saw a strong recovery in revenue. Exhibition cycling effects had a positive impact on revenue, and neither acquisitions nor disposals had an impact on revenue. The impact of currency movements was to increase revenue growth by 7%.

Reported operating costs, which comprises cost of sales, selling and distribution costs, and administration and other expenses, were up 16% from £5,389 million in 2021 to £6,249 million in 2022. Cost of sales were up 19% from £2,562 million in 2021 to £3,045 million in 2022, selling and distribution costs were up 16% from £1,197 million in 2021 to £1,385 million in 2022 and administration and other expenses were up 12% from £1,630 million in 2021 to £1,819 million in 2022. The increase reflects the investment in global technology platforms, the launch of new products and services and the increased activity levels within Exhibitions, partially offset by the benefits of continued process innovation.

Reported operating profit, which includes amortisation of acquired intangible assets and acquisition-related items, was up 23% from £1,884 million in 2021 to £2,323 million in 2022 reflecting the increase in adjusted operating profit. Adjusted operating profit was up 21% from £2,210 million in 2021 to £2,683 million in 2022.

The reported operating margin was up from 26.0% in 2021 to 27.2% in 2022. The overall adjusted operating margin of 31.4% in 2022 was 0.9 percentage points higher than in the prior year. On an underlying basis, including cycling effects, the margin improved by 1.2 percentage points with portfolio changes reducing margins by 0.3 percentage points and currency being neutral on margins.

Depreciation of property, plant and equipment and amortisation of internally developed intangible assets increased from £347 million in 2021 to £356 million. Depreciation of right-of-use assets decreased from £80 million in 2021 to £63 million in 2022.

The amortisation charge in respect of acquired intangible assets, including the share of amortisation in joint ventures decreased from £298 million in 2021 to £296 million in 2022, including an impairment of £13m in 2021 and £1 million in 2022.

Acquisition-related items amounted to a charge which increased from £21 million in 2021 to £62 million in 2022, as a result of increased acquisition activity and the absence of an offsetting gain of £27 million recognised in 2021. The 2021 gain resulted from the revaluation of a put and call option arrangement relating to a non-controlling interest in a subsidiary within Legal.

Reported net finance costs increased from £142 million in 2021 to £201 million in 2022 due to higher average interest rates and currency translation effects. This includes the net pension financing charge which decreased from £9 million in 2021 to £5 million in 2022.

Reported profit before tax was up 18% from £1,797 million in 2021 to £2,113 million in 2022 reflecting a gain on disposals and other non-operating items of £55 million in 2021 compared to a net loss on disposals and other non-operating items of £9m in 2022, mainly relating to the ventures portfolio and the higher acquisition related costs, which increased from £21 million in 2021 to £62 million in 2022 as a result of increased acquisition activity and the absence of an offsetting gain of £27 million recognised in 2021.

The reported tax charge increased from £326 million in 2021 to £481 million in 2022 including tax associated with the amortisation of acquired intangible assets, disposals and other non-operating items. The 2021 charge reflected the benefit of tax credits arising from the substantial resolution of prior year tax matters. The UK corporation tax rate will increase from 19% to 25% from April 1, 2023.

The reported net profit attributable to RELX PLC shareholders was up 11% from £1,471 million in 2021 to £1,634 million in 2022. The adjusted net profit attributable to RELX PLC shareholders was up 16% from £1,689 million in 2021 to £1,961 million in 2022.

The reported earnings per share increased by 12% from 76.3p in 2021 to 85.2p in 2022. Adjusted earnings per share increased by 17% from 87.6p in 2021 to 102.2p in 2022. At constant rates of exchange, adjusted earnings per share increased by 10%.

Ordinary dividends paid to shareholders in 2021, being the 2020 final and 2021 interim dividend, amounted to £920 million. Ordinary dividends paid to shareholders in 2022, being the 2021 final and 2022 interim dividend, amounted to £983 million.

The final dividend proposed by the Board increased from 35.5p in 2021 to 38.9p per share in 2022. Total dividends for the year increased from 49.8p in 2021 to 54.6p in 2022.

During 2022, a total of 21.7 million RELX PLC shares were repurchased. Total consideration for these repurchases was £500 million. A further 2.2 million shares were purchased by the Employee Benefit Trust. During 2022, 52 million RELX PLC shares held in treasury were cancelled. As at December 31, 2022, total shares in issue, net of shares held in treasury and shares held by the

Employee Benefit Trust, amounted to 1,909.5 million. A further 6.3 million shares have been repurchased in 2023 as at February 15, 2023.

Risk: 2022 financial performance

	2021	2022	Underlying	Portfolio	Currency	Total
	£m	£m	growth	changes	effects	growth
Revenue	2,474	2,909	+8%	0%	+10%	+18%
Adjusted operating profit	915	1,078	+8%	-1%	+11%	+18%

Strong fundamentals driving underlying revenue growth.

Reported revenue growth was +18%. Underlying revenue growth remained strong at +8%. Underlying adjusted operating profit growth was slightly ahead of underlying revenue growth, leading to a modest improvement in adjusted operating margin, with minor dilution from recent acquisitions offset by small positive currency movements.

In Business Services, which represents around 45% of divisional revenue, strong growth was driven by Financial Crime & Compliance and fraud prevention analytics and decision tools, with digital identity solutions growing particularly strongly. Business Risk & Alternative Credit also grew strongly.

In Insurance, which represents just under 40% of divisional revenue, momentum improved over the course of the year. In auto insurance, driving patterns and claims improved from the beginning of the year, whilst other market factors, including shopping activity, saw improving trends during the second half. New sales continued to grow strongly.

Specialised Industry Data Services, which represents just over 10% of divisional revenue, delivered strong growth, with improved growth trends across segments. Commodity intelligence was particularly strong and aviation returned to historical growth trends.

In Government, strong growth was driven by the continued development and roll-out of analytics and decision tools.

Scientific, Technical & Medical: 2022 financial performance

	2021	2022	Underlying	Portfolio	Currency	Total
	£m	£m	growth	changes	effects	growth
Revenue	2,649	2,909	+4%	0%	+6%	+10%
Adjusted operating profit	1,001	1,100	+5%	-1%	+6%	+10%

Further development of analytics continuing to drive improved underlying revenue growth.

Reported revenue growth was +10%. Underlying revenue growth improved to +4%, driven by further evolution of the business mix, with the higher growth segments representing an increasing proportion of divisional revenue, and electronic formats now representing around 90% of overall revenue.

Underlying adjusted operating profit growth was +5%, slightly ahead of underlying revenue growth, leading to unchanged margins after minor dilution from recent acquisitions and small negative currency movements.

Databases, Tools & Electronic Reference, and Corporate Primary Research, which together represent around 45% of divisional revenue, delivered strong growth across research, clinical, and commercial markets, driven by content development and high value analytics and decision tools.

In Primary Research academic & government segments, which also represent around 45% of divisional revenue, growth was driven by higher volumes of articles submitted and published, with pay-to-publish open access articles growing particularly strongly, and by increasingly sophisticated analytics and evolving technology platforms.

Legal: 2022 financial performance

	2021	2022	Underlying	Portfolio	Currency	Total
	£m	£m	growth	changes	effects	growth
Revenue	1,587	1,782	+5%	0%	+7%	+12%
Adjusted operating profit	326	372	+8%	-2%	+8%	+14%

Further improvement in underlying revenue growth driven by legal analytics.

Reported revenue growth was +12%. Underlying revenue growth improved to +5%, driven by the continuing shift in business mix as legal analytics drives higher growth in electronic revenue, which now represents almost 90% of the divisional total.

Underlying adjusted operating profit growth of +8% was ahead of underlying revenue growth, driving a 40 basis point improvement in adjusted operating margin after minor dilution from portfolio changes was partly offset by small positive currency movements.

Law firms & corporate legal markets, which accounts for over 60% of divisional revenue, saw strong growth as we continued to roll out enhancements in the functionality of our integrated research products and market leading analytics, supported by broader datasets and the application of machine learning and natural language processing technologies. Lexis+ continues to perform well, with increasing adoption and usage from customers across market segments.

Government & Academic, which accounts for around 20% of divisional revenue, and News & Business, which accounts for just under 10% of divisional revenue, both delivered good growth.

Renewals remain strong and new sales continue to show positive growth across all key segments.

Exhibitions: 2022 financial performance

	2021	2022	Underlying	Portfolio	Currency	Total
	£m	£m	growth	changes	effects	growth
Revenue(1)	534	953	+64%	+12%	+2%	+78%
Adjusted operating profit(2)	10	162	nm	nm	nm	nm
(1)	Portfolio changes includes cycling effects of +14%
(2)	The change in adjusted operating profit underlying growth, portfolio changes, currency effects and total growth are not meaningful (nm)

Strong revenue growth and a recovery in profitability.

Reported revenue growth was +78%. Revenue growth was driven by a significant increase in face-to-face activity as exhibition venues reopened across most geographies.

During the year, we continued to manage our event schedule flexibly, responding to changes in local government policies. By the end of the year we were operating without material disruption in most geographies. We made good progress on digital initiatives, with a growing range of digital tools supporting our physical events.

The improvement in profitability reflects the increased activity levels and a lower cost structure in a streamlined portfolio.

Critical Accounting Policies

The accounting policies of the consolidated businesses under IFRS as issued by the IASB are described within the relevant notes to the consolidated financial statements as set forth on pages 167 to 204 of the RELX Annual Report and Financial Statements 2022 and incorporated herein by reference to Exhibit 15.2. The most critical accounting policies and estimates used in determining the financial condition and results of the Group, and those requiring the most subjective or complex judgments, relate to capitalisation of development spend, accounting for defined benefit pension schemes and taxation.

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

Individual businesses are subject to foreign exchange transaction exposures caused by the effect of exchange rate movements on their revenue and operating costs, to the extent that such revenue and costs are not denominated in their functional currencies. Individual businesses generally hedge their exposures at market rates through the centralised treasury department. Hedging of foreign exchange transaction exposure is the only hedging activity undertaken by the individual businesses. For further details see note 17 to the consolidated financial statements as set forth on pages 189 to 194 of the RELX Annual Report and Financial Statements 2022 and incorporated herein by reference to Exhibit 15.2.

Compared to 2021, currency differences increased the Group’s revenue by £543 million in 2022. Acquired intangible asset amortisation and acquisition-related items are predominantly denominated in US dollars and, after these charges, compared to 2021, currency differences increased operating profit by £192 million from 2021 to 2022. The majority of our debt is denominated in US dollars and euros and after charging net finance costs, currency differences increased profit before tax by £110 million in 2022.

Recently Issued Accounting Pronouncements

Recently Issued Accounting Pronouncements are included in note 1 to the consolidated financial statements under the heading ‘Basis of preparation and accounting policies’ on page 167 of the RELX Annual Report and Financial Statements 2022 and incorporated herein by reference to Exhibit 15.2.

LIQUIDITY AND CAPITAL RESOURCES

Cash Flow

Cash flows from operating activities

The Group’s cash generated from operations increased from £2,476 million in 2021 to £3,061 million in 2022. Included in these net cash inflows are cash outflows, which increased from £46 million in 2021 to £54 million in 2022 relating to acquisition-related items and cash outflows relating to Exhibitions exceptional costs charged in 2020, which decreased from £52 million in 2021 to £25 million in 2022. A substantial proportion of revenue is received through subscription and similar advanced receipts, principally for scientific and medical journals. At December 31, 2022 subscriptions and other revenues received in advance increased from £1,956 million in 2021 to £2,368 million in 2022. The Group paid tax of £342 million in 2021 and £495 million in 2022, which was lower than the reported current tax charge, reflecting timing of tax payments.

Cash flows from investing activities

The Group’s cash outflow on the purchase of property, plant and equipment increased from £28 million in 2021 to £36 million in 2022 while proceeds from the sale of property, plant and equipment decreased from £5 million in 2021 to nil in 2022. The cash outflow on internally developed intangible assets increased from £309 million in 2021 to £400 million in 2022, reflecting sustained investment in new products.

During 2021, the Group paid a total of £262 million for acquisitions, excluding nil borrowings in acquired businesses and including deferred consideration of £19 million on past acquisitions and investments in joint ventures and associates and venture capital investments of £8 million. During 2022, the Group paid a total of £460 million for acquisitions, excluding £3 million of borrowings in acquired businesses and including deferred consideration of £21 million on past acquisitions and investments in joint ventures and associates and venture capital investments of £66 million.

Cash flows from financing activities

No shares were repurchased by RELX PLC in 2021. 21.7 million shares were repurchased by RELX PLC in 2022 for total consideration of £500 million, with a further £150 million repurchased in 2023 as at February 15, 2023. In addition, the Employee Benefit Trust purchased shares of RELX PLC to meet future obligations in respect of share based remuneration totalling £1 million and £50 million in 2021 and 2022, respectively. Proceeds from the exercise of share options decreased from £32 million in 2021 to £26 million in 2022.

During 2021 and 2022, the Group paid ordinary dividends totalling £920 million and £983 million, respectively, to shareholders of RELX PLC. Dividend payments are funded by the operating cash flow of the business after capital spend.

Debt

Debt as at December 31, 2021 and December 31, 2022 was £6,167 million and £6,730 million, respectively. Net debt, used in assessing the Group’s financial position was £6,017 million as at December 31, 2021 and £6,604 million as at December 31, 2022, comprising gross bank and bond debt of £6,548 million and lease liabilities of £182 million, plus £213 million of related derivative financial instrument liabilities, less cash and cash equivalents of £334 million and finance lease receivables of £5 million. The majority of our debt is denominated in US dollars and euros. Sterling was weaker against the US dollar and euro at the end of the year which increased net debt overall when translated into sterling. Excluding currency effects, net debt increased by £26 million.

Net debt is reconciled as follows:

As at December 31	2021	2022
	£m	£m
Cash & cash equivalents	113	334
Debt	(6,167)	(6,730)
Related derivative financial instruments	35	(213)
Net finance lease receivable	2	5
Net debt	(6,017)	(6,604)

Liquidity

During April 2022, the Group’s undrawn committed bank facilities, maturing in 2023 and 2024, were cancelled and replaced with a new $3.0 billion facility maturing in April 2025. This committed facility, which provides security of funding for short-term debt, was undrawn at December 31, 2022. The new facility does not include a financial covenant (whereas the previous facility included a covenant limiting the ratio of debt to EBITDA).

In May 2022, $500m of US dollar denominated fixed rate term debt was issued with a coupon of 4.75% and a maturity of 10 years.

The Group believes that it has ample liquidity and access to debt capital markets, providing the ability to repay or refinance debt as it matures and to fund ongoing requirements.

Contractual Obligations

The contractual obligations of the Group relating to debt and leases at December 31, 2022 analysed by when payments are due, are summarised below.

		Less than			After 5
	Total	1 year	1-3 years	3-5 years	years

	(in millions)
Short-term debt(1)(2)	£903	£903	—	—	—
Long-term debt(2)	6,921	126	2,054	1,495	3,246
Total	£7,824	£1,029	£2,054	£1,495	£3,246
(1)	Short-term debt primarily comprises term debt issues maturing within one year and commercial paper, and is supported by the $3.0 billion committed bank facility maturing in April 2025 and by the central management of cash and cash equivalents. At December 31, 2022 the committed bank facility was undrawn.
(2)	Short and long-term debt obligations comprise undiscounted principal and interest cash flows. Interest cash flows are calculated by reference to the contractual payment dates and the fixed interest rates (for fixed rate debt) or the relevant forecast interest rates (for floating rate debt).

Information on retirement benefit obligations is set forth in note 6 to the consolidated financial statements under the heading ‘Pension schemes’ on pages 173 to 177 of the RELX Annual Report and Financial Statements 2022 and incorporated herein by reference to Exhibit 15.2.

Off-Balance Sheet Arrangements

Except as disclosed above under “Contractual Obligations”, we have no off-balance sheet arrangements that currently have or are reasonably likely to have a material effect on RELX’s financial condition, results of operations, liquidity, capital expenditure or capital resources.

Treasury Policies

The main treasury risks faced by the Group are liquidity risk, interest rate risk, foreign currency risk and credit risk. The Board agrees overall policy guidelines for managing each of these risks. A summary of these policies is provided in note 17 to the consolidated financial statements under the heading ‘Financial Instruments’ on pages 189 to 194 of the RELX Annual Report and Financial Statements 2022 and incorporated herein by reference to Exhibit 15.2.

Financial instruments are used to finance our business and to hedge transactions. We do not enter into speculative derivative transactions.

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

Further detail on our capital and liquidity management, including material cash requirements and other material commitments, is provided in note 17 to the consolidated financial statements under the heading ‘Financial Instruments’ on pages 189 to 194 of the RELX Annual Report and Financial Statements 2022 and incorporated herein by reference to Exhibit 15.2.

SHORT-TERM DEBT

The Group operates a number of commercial paper programmes that provide flexibility for funding operational requirements on a daily basis, at short notice and at competitive rates. Commercial paper is issued under both US and Euro programmes and guaranteed by RELX PLC. In addition, short-term borrowing facilities are established with local banks to support the daily requirements of businesses operating in certain countries where there may be restrictions on borrowing from affiliates. Term debt in the table below consists of debt with an original maturity of greater than one year and which mature within 12 months of the reporting date. This short-term debt was backed up at December 31, 2022 by the $3.0 billion committed bank facility maturing in 2025. This facility was undrawn at December 31, 2022. The short-term debt programmes are run in conjunction with term debt programmes which comprise the majority of our debt and provide the Group with security of funding.

The average amount and the average interest rate during the year have been calculated by taking the average of the amounts outstanding at each month end (translated to sterling at the respective month end rate) and the average of the interest rate applicable at each month end. Commercial paper issuance reached a maximum month end level of £345 million in September 2022 following cash outflows in respect of shareholder dividends and share repurchases, and short-term loans and overdrafts reached a maximum month end level of £102 million in December 2022 as a result of movements in trading cash flows and acquisition spend. Term debt reached a maximum month end level of £737 million in October 2022 as the maturity of the $700 million term debt issue expiring in March 2023 and of the $150 million term debt issue expiring in October 2023 were both below 12 months.

Lease liabilities have been excluded from the balances below.

		2021		2022
		Weighted		Weighted
		average		average
	2021	interest	2022	interest
Short-term debt as at December 31,	(in millions)	rate %	(in millions)	rate %
Commercial paper	£33	0.2	£—	—
Short-term loans and overdrafts	98	2.5	102	7.4
Term debt	32	8.9	701	5.7
Total short-term debt	£163		£803	—

		2021		2022
		Weighted		Weighted
		average		average
	2021	interest	2022	interest
Average short-term debt during the year ended December 31,	(in millions)	rate %	(in millions)	rate %
Commercial paper	£181	0.1	£122	2.2
Short-term loans and overdrafts	63	3.9	68	4.9
Term debt	£55	2.8	£527	3.6

	2021	2022
Maximum month end short-term debt	(in millions)	(in millions)
Commercial paper	£459	£345
Short-term loans and overdrafts	104	102
Term debt	£443	£737

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

RESEARCH AND DEVELOPMENT

In 2021 and 2022 RELX spent £309 million and £400 million, respectively, in respect of capitalised development costs. This reflects sustained investment in new products. This expenditure was mainly incurred in the United States, the United Kingdom and the Netherlands. For additional information, see note 14 to the consolidated financial statements under the heading ‘Intangible assets’ on pages 185 to 187 of the RELX Annual Report and Financial Statements 2022 and incorporated herein by reference to Exhibit 15.2.

ITEM 6: DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

DIRECTORS

The information on the Directors of RELX PLC as at February 23, 2023 is set forth under the heading ‘Board Directors’ on pages 98 to 99 of the RELX Annual Report and Financial Statements 2022 and incorporated herein by reference to Exhibit 15.2.

As a general rule, Non-Executive Directors serve for an initial term of three years, and are typically expected to be available to serve for a second three-year period. If invited to do so, they may also serve for a third period of three years.

The Directors of RELX PLC as at February 23, 2023 are as follows:

Name (Age)	Function
Erik Engstrom (59)	Executive Director and Chief Executive Officer
June Felix (66)	Non-Executive Director(1)(2)(4)
Paul Walker (65)	Non-Executive Chair(2)(3)(4)
Wolfhart Hauser (73)	Non-Executive Director(2)(3)(4)(5)
Charlotte Hogg (52)	Non-Executive Director(1)(4)
Marike van Lier Lels (63)	Non-Executive Director(3)(4)
Nick Luff (55)	Executive Director and Chief Financial Officer
Robert MacLeod (58)	Non-Executive Director(2)(3)(4)(6)
Andrew Sukawaty (67)	Non-Executive Director(1)(4)
Suzanne Wood (62)	Non-Executive Director(1)(4)(6)
(1)	Member of the Audit Committee.
(2)	Member of the Remuneration Committee.
(3)	Member of the Nominations Committee.
(4)	Member of the Corporate Governance Committee.
(5)	Senior Independent Director, as defined by the UK Corporate Governance Code. Wolfhart Hauser agreed to retire from the Board with effect from the conclusion of the Annual General Meeting on April 20, 2023. Dr. Hauser agreed to remain on the Board beyond the usual nine-year tenure to allow an orderly succession of the roles of Senior Independent Director and Remuneration Committee Chair.
(6)	Suzanne Wood will replace Dr Hauser as Senior Independent Director and Robert MacLeod will replace Dr Hauser as Remuneration Committee Chair, with effect from the conclusion of the Annual General Meeting on April 20, 2023, subject to their re-election by shareholders.

The following changes to the RELX PLC Board of Directors took place during the period from January 1, 2022 to December 31, 2022:

Linda Sanford, a Non-Executive Director and member of the Remuneration Committee and the Corporate Governance Committee, retired from the Board with effect from the conclusion of the Annual General Meeting on April 21, 2022, having served on the Board for over nine years.

June Felix joined the Remuneration Committee with effect from April 21, 2022.

SENIOR MANAGEMENT

The executive officers, other than Directors, at February 23, 2023 were:

Henry Udow: Chief Legal Officer and Company Secretary. A US and British citizen who is admitted to the Bar of New York State. Joined the Group in 2011. Prior to joining the Group, he was Chief Legal Officer and Company Secretary of Cadbury plc.

Rose Thomson: Chief Human Resources Officer of RELX PLC. Joined the Group in 2021. Prior to joining the Group, she was the Chief People Officer at ABRDN PLC a global investment and asset management company.

COMPENSATION

At the 2020 Annual General Meeting, a remuneration policy was approved, which is incorporated herein by reference to Exhibit 15.3 of this Annual Report on Form 20-F. The 2022 grants were made under the multi-year incentive plans to Executive Directors under this policy.

At the 2023 Annual General Meeting, proposals for a new remuneration policy will be put for approval, see pages 136 to 142 of the RELX Annual Report and Financial Statements 2022 appended hereto as Exhibit 15.2.

The policy relating to payment for loss of office of Executive Directors and Non-Executive Directors is set out on pages 5 to 6 of Exhibit 15.3 of this Annual Report on Form 20-F and is incorporated herein by reference.

Compensation of Executive Officers

The aggregate compensation (salary, annual incentive, benefits, pension, cash allowance in lieu of pension and dividend equivalents received in respect of shares vested during 2022) paid during 2022 (and in respect of the annual incentive earned in respect of 2022) to those who were executive officers (other than Directors) of RELX during the year ended December 31, 2022 was £2,936,326 which included contributions made to the pension plans in respect of such officers of £8,000.

The executive officers participate in an annual incentive plan (“AIP”) which is based on financial targets and individual key performance objectives measured over a one-year period. The resulting AIP payout comprises a cash payout in March following the end of the relevant financial year (2/3rds) and deferred shares (1/3rd) which are released to participants after three years. The 2022 aggregate compensation for executive officers includes both the cash and the deferred share elements of the 2022 AIP.

In 2022, we also granted conditional share awards to the executive officers under the LTIP (as defined below) (see “— Share Ownership — Share Ownership by Directors and Executive Officers” below).

DIRECTORS’ REMUNERATION REPORT

The Directors’ Remuneration Report is set out on pages 124 to 142 of the RELX Annual Report and Financial Statements 2022 and is incorporated herein by reference to Exhibit 15.2.

SHARE OWNERSHIP

Executive Directors’ Multi-Year Incentive Interests

This information is set forth under the heading ‘Multi-year incentive interests’ on pages 130 to 131 of the RELX Annual Report and Financial Statements 2022 and incorporated herein by reference to Exhibit 15.2.

Equity-Based Plans

As of December 31, 2022, we operated and/or had awards outstanding under a number of equity-based plans as follows:

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

Participants can save between £10 and £500 per month for a period of three or five years. During a period of six months following the end of the period, the participant can use his/her savings to buy shares at the exercise price. However, options may be exercised earlier than the normal exercise date in certain specified circumstances, including death, or on ceasing employment on account of injury, disability, redundancy, or upon retirement under our self-standing retirement policy for the SAYE Scheme or the sale of the business or subsidiary for which the participant works, or provided the option has been held for at least three years. Exercise is allowed in the event of an amalgamation, reconstruction or take-over of the company whose shares are under option; alternatively, such options may, with the agreement of an acquiring company or a company associated with it, be exchanged for options over shares in the acquiring company or that associated company. Options may also be exercised in the event of the voluntary winding-up of the company whose shares are under option. In the event that options are exercised before the normal exercise date, the participant may acquire only the number of shares that can be purchased with the accumulated savings up to the date of exercise, plus interest (if any).

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

All employees of RELX Nederland BV and participating companies under its control who are neither in their probation period nor under notice at the date of invitation and who are in receipt of salary via a Dutch payroll are entitled to participate in the DSPP. Each cycle of the DSPP operates on a standalone basis and eligibility is assessed for each cycle that is offered. The 2022 cycle of the DSPP launched in February 2022 and completed in December 2022.

Participating employees make monthly contributions out of net salary which are used to purchase RELX PLC shares, listed on Euronext Amsterdam (investment shares). Minimum and maximum annual contribution amounts apply to each cycle. In 2022, the minimum annual contribution amount was €250 and the maximum annual contribution amount was €6,000. At the end of the 2022 DSPP cycle, participants who were still in RELX employment, and who had not sold any of the investment shares purchased during the year, received matching shares from RELX equal to 20% of the investment shares purchased during 2022. Investment shares acquired under the DSPP accrue normal RELX dividends which are automatically reinvested into additional RELX PLC shares.

The Executive Directors are not eligible to participate in the DSPP.

(ii)	Executive Equity-Based Plans

Our executive equity-based plans comprise:

(a)	Long-term incentive plan (“LTIP”)

The LTIP applies to senior executives (including executive officers and the Executive Directors). Awards may be granted as performance share awards or nil-cost options but it is currently intended to only grant performance share awards. Awards vest subject to performance measured over three financial years. Awards may be satisfied with new issue shares, a transfer of treasury shares or shares purchased in the market, but it is currently intended to continue the existing practice of satisfying awards with shares purchased in the market. The performance measures and targets applicable to awards granted in 2022 under this plan are detailed in the table below. The vesting of awards is also subject to participants meeting a minimum shareholding requirement and continued employment (except for certain categories of approved leavers). Dividend equivalents accrue over the performance period and are paid out in cash at the end to the extent that the awards vest. Further, shares vested from awards granted to the Executive Directors in 2016 and 2017 are subject to a further six months holding period post vesting which has been increased to two years for shares vested from awards granted to the Executive Directors from 2018 onwards.

LTIP: 2022-2024 cycle

Vesting is dependent on three separate performance measures: a total shareholder return (“TSR”) measure (comprising three comparator groups), an EPS measure and a return on invested capital (“ROIC”) measure, weighted 20%:40%:40% respectively and assessed independently.(1)

Vesting percentage of each third	TSR ranking within the relevant
of the TSR tranche(2)	TSR comparator group
0%	below median
25%	median
100%	upper quartile
(1)	The calculation methodology for TSR, EPS and ROIC is set out in the 2013 Notices of Annual General Meeting, which can be found on our website, www.relx.com. The information on our website is not incorporated by reference into this Annual Report on Form 20-F.

Each comparator group comprises around 50 companies. The companies for the 2022-24 LTIP cycle were selected on the same basis as the comparator groups for prior cycles under this plan.

(2)	Vesting is on a straight-line basis for performance between the minimum and maximum levels.

	Average growth in adjusted
Vesting percentage of EPS	EPS over the three-year	ROIC in the third year of
and ROIC tranches*	performance period	the performance period
0%	below 5% p.a.	below 11.0%
25%	5% p.a.	11.0%
50%	6% p.a.	11.5%
65%	7% p.a.	12.0%
75%	8% p.a.	12.5%
85%	9% p.a.	13.0%
92.5%	10% p.a.	13.5%
100%	11% p.a. or above	14.0% or above

*Vesting is on a straight-line basis for performance between the stated average adjusted EPS growth/ROIC percentages.

(b)	Executive Share Option Scheme 2013 (“ESOS 2013”)

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

No grants under ESOS 2013 were made to Executive Directors in 2022. Vested awards held by the executives and Directors remain exercisable, as applicable.

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

Share Options and Conditional Share Awards

At February 15, 2023 the total number of shares subject to outstanding options was:

	Number of
	outstanding	Options over	Option price
	options	shares	range
UK SAYE Scheme	2,132,665	RELX PLC	£11.788-16.568
Netherlands Convertible Debenture Stock Scheme	569,114	RELX PLC	€9.561-19.390
ESOS	7,255,421	RELX PLC	£7.345-24.11
	1,898,440	RELX PLC	€8.147-19.165

Share options are expected, upon exercise, to be met by the issue of new ordinary shares.

At February 15, 2023 the following conditional share awards were also outstanding:

	Number of
	outstanding	Awards over
	awards	shares in
LTIP	5,605,952	RELX PLC
RSP	1,153,444	RELX PLC

Share Ownership by Directors and Executive Officers

The interests of those individuals who were Directors of RELX PLC as at December 31, 2022 in the issued share capital of RELX PLC at the beginning and end of the year are shown under the heading ‘Statement of Directors’ shareholdings and other share interests’ on page 129 of the RELX Annual Report and Financial Statements 2022 and incorporated herein by reference to Exhibit 15.2.

The interests of the current Executive Directors of RELX PLC in the issued share capital of RELX PLC as at February 22, 2023 were:

Interest in
RELX
PLC shares
Erik Engstrom	1,174,668*
Nick Luff	280,365
*	Comprises ordinary shares and ADRs.

The following table indicates the total aggregate number of RELX PLC securities beneficially owned (comprising ordinary shares and ADRs) and the total aggregate number of share options (comprising ordinary shares only) and conditional share awards (comprising ordinary shares and ADRs) held by the executive officers (other than Directors) of the Company in office as of February 15, 2023:

		RELX	RELX
		PLC £	PLC €	RELX
		ordinary	ordinary	PLC
		shares	shares	conditional
	RELX PLC	subject to	subject to	share
	shares	options	options	awards
Executive officers (other than Directors)	592,445	47,553	49,387	351,420

The options over RELX PLC pound sterling denominated ordinary shares included in the above table are exercisable at prices ranging from £9.245 to £16.568 per share between the 3rd anniversary of their respective grant date and 2027 (except for SAYE options which will be exercisable for six months from the respective maturity date). The options over RELX PLC Euro denominated ordinary shares included in the above table are exercisable at prices ranging from €10.286 to €16.7225 per share between the 3rd anniversary of their respective grant date and 2027. The RELX PLC conditional share awards included in the above table will vest between 2023 and 2025.

In 2022, we granted a total of 102,973 conditional share awards to the executive officers under the LTIP (which is described above under “Executive Equity-Based Plans”).

BOARD PRACTICES

The Board currently consists of two Executive Directors and eight Non-Executive Directors. Persons nominated by the Nominations Committee will be required to be approved by the Board, prior to appointment to the Board. A copy of the terms of reference of the Nominations Committee is available on request and can be viewed on our website, www.relx.com. The information on our website is not incorporated by reference into this Annual Report on Form 20-F.

Notwithstanding the provisions outlined above in relation to the appointment to the Board, shareholders retain their rights under RELX PLC’s articles of association to appoint Directors to the Board by ordinary resolution. Shareholders may also, by ordinary resolution, remove a Director from the Board.

The Board has also established the following Committees:

—	Audit — currently comprising four independent Non-Executive Directors;
—	Corporate Governance — currently comprising all Non-Executive Directors;
—	Nominations — currently comprising four Non-Executive Directors including the Chair of the Board; and
—	Remuneration — currently comprising four Non-Executive Directors including the Chair of the Board, which is responsible for determining the remuneration policy (subject to shareholders approval) and monitoring and deciding its implementation for the Executive Directors and the Chair, and approving the remuneration for senior executives below Board level.

For additional information regarding the Board membership positions and executive officer positions within the Group, see “Directors” on page 29 and “Senior Management” on page 29. Details of the membership of the Audit Committee of and details of the membership of the Remuneration Committee are given under “Directors” on page 29.

Under the articles of association of RELX PLC, one-third of the Directors shall retire from office and, if they wish, make themselves available for re-election by shareholders at the Annual General Meeting. Notwithstanding these provisions in the articles of association, in accordance with the provisions of the UK Corporate Governance Code all Directors normally retire and, unless they are standing down, will offer themselves for re-election/election at each Annual General Meeting.

The main roles and responsibilities of the Remuneration Committee are set out in written terms of reference and include:

(i)	to determine the remuneration policy and monitor and decide its implementation, subject to and in accordance with applicable law, for the executive directors and senior management of RELX PLC;
(ii)	to review the ongoing appropriateness and relevance of the remuneration policy and in particular the performance-related elements and their compatibility with risk policies and systems;
(iii)	to review and recommend amendments to the rules of all share based incentive plans and, where appropriate, to formulate suitable performance conditions for share based awards and options;
(iv)	to have due regard in the performance of its duties to any published corporate governance guidelines, codes or recommendations regarding the remuneration of directors of listed companies and formation and operation of share schemes which the Committee considers relevant or appropriate including but not limited to the UK Corporate Governance Code;
(v)	to assist in maintaining an open and ongoing dialogue with institutional investors on major remuneration policy issues; and
(vi)	to review workforce remuneration and related policies, and the alignment of incentives and rewards with culture, and take these into account when setting the remuneration policy for executive directors.

The Remuneration Committee Chair reports formally to the Board on its proceedings after each meeting on all matters within its duties and responsibilities and the Committee has due regard that prevailing requirements and best practice regarding disclosure of all information are met and produces an annual report of RELX’s remuneration policy and practices which forms part of RELX’s Annual Report and Financial Statements.

The terms of reference for the Remuneration Committee are reviewed annually and a copy is published on our website, www.relx.com. The information on our website is not incorporated by reference into this Annual Report on Form 20-F.

EMPLOYEES

The number of people employed is disclosed in note 5 to the consolidated financial statements under the heading ‘Personnel’ on page 172 of the RELX Annual Report and Financial Statements 2022 and incorporated herein by reference to Exhibit 15.2.

The Board of RELX PLC is fully committed to the concept of employee involvement and participation, and encourages each of its business areas to formulate its own tailor-made approach with the co-operation of employees. We are an equal opportunity employer, and recruit and promote employees on the basis of suitability for the job. Appropriate training and development opportunities are available to all employees. RELX has adopted a code of ethics and business conduct applicable to all employees within the Group.

ITEM 7: MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

As at February 23, 2023, we had been notified by the following shareholders that they held an interest of 3% or more in voting rights(1) of the issued share capital of RELX PLC. The number of shares and percentage interests stated below are as disclosed at the date on which the interests were notified to us:

	Number of
Identity of Person or Group(2)	Shares	% of Class
BlackRock, Inc	186,631,180	9.67
Invesco Limited	52,329,893	4.99
(1)	Under the UK Disclosure and Transparency Rules, subject to certain limited exceptions, persons or groups with an interest of 3% or more in voting rights of the issued ordinary share capital are required to notify RELX PLC, and the UK Financial Conduct Authority of their interest. Shares held in treasury, which do not carry voting rights, are disclosed in “Item 10: Additional Information”.
(2)	Under the UK Large and Medium-sized Companies and Groups (Financial Statements and Reports) Regulations 2008, RELX PLC is required to disclose information it is aware of regarding the identity of each person with a significant direct or indirect holding of securities in RELX PLC as at the financial year end.

As far as RELX PLC is aware, except as disclosed herein, it is neither directly or indirectly owned nor controlled by one or more corporations or by any government.

There were no material or unusual transactions between RELX and any of the entities listed above.

At December 31, 2022, there were 75 ordinary shareholders with a registered address in the United States, holding 70,666,096 ordinary shares of RELX PLC, representing 3.65% of the total number of ordinary shares issued. This includes Citibank N.A., depositary for RELX PLC’s ADR programme, which held 70,570,297 ordinary shares of RELX PLC, representing 3.64% of the total number of ordinary shares issued. At December 31, 2022, there were 81 registered ADR holders (holding together 21,496 ADRs), who all have a registered address in the United States, representing less than 0.0001% of the total number of ordinary shares issued.

RELX PLC is not aware of any arrangements the operation of which may at a subsequent date result in a change in control of RELX PLC. The major shareholders of RELX PLC do not have different voting rights to other ordinary shareholders.

RELATED PARTY TRANSACTIONS

Transactions with joint ventures and key management personnel, comprising the Executive and Non-Executive Directors of RELX PLC, are set out in note 25 to the consolidated financial statements under the heading ‘Related party transactions’ on page 199 of the RELX Annual Report and Financial Statements 2022 and is incorporated herein by reference to Exhibit 15.2.

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

Company’s Objects

RELX PLC’s objects are unrestricted.

Share Capital

As at December 31, 2022 the Company’s issued ordinary share capital comprised 1,934.9 million shares of 14 51/116p and the number of shares held in treasury totaled 25.4 million. Of these, 5.6 million ordinary shares were held by the Employee Benefit Trust and 19.8 million ordinary shares were held in treasury by RELX PLC. During 2022, RELX PLC bought back a total of 21.7 million ordinary shares to be held in treasury pursuant to the authority given by shareholders at the Annual General Meeting held on April 21, 2022, and the previous authority given by shareholders at the Annual General Meeting held on April 22, 2021. On April 21, 2022, RELX PLC cancelled 20 million ordinary shares held in treasury and on December 8, 2022, RELX PLC cancelled 32 million ordinary shares held in treasury. These share purchases and cancellations are reflected in the number of ordinary shares held in treasury at, December 31, 2022. All share capital is fully paid up.

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

EXCHANGE CONTROLS

Other than certain economic sanctions which may be in effect from time to time, there is currently no UK legislation restricting the import or export of capital or affecting the remittance of dividends or other payments to holders of RELX PLC ordinary shares who are non-residents of the United Kingdom.

There are no limitations relating only to non-residents of the United Kingdom under UK law (subject to the effect of certain economic sanctions which may be in effect from time to time) or RELX PLC’s Articles on the right to be a holder of, and to vote, RELX PLC ordinary shares.

TAXATION

The following discussion is a summary under present law and tax authority practice of the material UK and US federal income tax considerations relevant to the purchase, ownership and disposal of RELX PLC ordinary shares or ADSs. This discussion applies to you only if you are a US holder, you hold your ordinary shares or ADSs as capital assets and you use the US dollar as your functional currency. It does not address the tax treatment of US holders subject to special rules, such as banks and other financial institutions, dealers or traders in securities or currencies, insurance companies, real estate investment trusts, regulated investment companies, traders in securities that elect to mark-to-market, tax-exempt entities, persons liable for alternative minimum tax, pass-through entities for US federal income tax purposes (including entities treated as partnerships or S-corporations for such purposes) holders which own (actually or constructively) 10% or more of RELX PLC shares (as measured by vote or value), persons holding ordinary shares or ADSs as part of a hedging, straddle, conversion or constructive sale transaction, or persons that are resident or domiciled in the United Kingdom (or who have ceased to be resident in the United Kingdom or became treated as resident outside the United Kingdom for the purpose of a double tax treaty within the past five years of assessment). The summary also does not discuss the US federal alternative minimum tax, US estate and gift tax laws or the tax laws of particular states or localities in the United States.

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

UK Taxation

Dividends

Under current UK taxation legislation, no tax is required to be withheld at source from dividends paid on the RELX PLC ordinary shares or ADSs. Dividends payable on the ADSs or RELX PLC ordinary shares should not be chargeable to UK tax in the hands of a non-UK resident unless such person (i) is a company carrying on a trade in the United Kingdom through a UK permanent establishment, or (ii) carries on a trade (or profession or vocation) in the United Kingdom and the dividends are a receipt of that trade.

Capital Gains

Non-UK resident shareholders may be liable for UK taxation on capital gains realised on the disposal of their RELX PLC ordinary shares or ADSs if at the time of the disposal the shareholder carries on a trade, profession or vocation in the United Kingdom through a branch or agency, or in the case of a company a permanent establishment, and such ordinary shares or ADSs are or have been used, held or acquired for the purposes of such trade, profession, vocation, branch, agency or permanent establishment.

UK Stamp Duty and Stamp Duty Reserve Tax

Current UK law includes a provision whereby UK stamp duty reserve tax (SDRT) or UK stamp duty is payable upon the transfer or issue of RELX PLC ordinary shares to the depositary in exchange for RELX PLC ADSs evidenced by ADRs. For this purpose, the current rate of stamp duty and SDRT is 1.5%, applied, in each case, to: (i) the issue price when the ordinary shares are issued; (ii) the amount or value of the consideration where shares are transferred for consideration in money or money’s worth; or (iii) the value of the ordinary shares in any other case. Following certain EU litigation, HMRC accepted that they would no longer seek to apply the 1.5% SDRT charge on an issue of shares into a clearance service or depositary receipt system (or a transfer of shares into a clearance service or depositary receipt system, where such transfer is integral to the raising of capital by the company concerned) on the basis that the charge was not compatible with EU law. Following the UK’s departure from the EU, such pre-existing EU law rights, recognised in litigation, were preserved as a domestic law matter following the end of the implementation period on December 31,

2020 pursuant to provisions of the UK European Union (Withdrawal) Act 2018. In addition, however, on September 22, 2022 the UK government introduced to the House of Commons the Retained EU Law (Revocation and Reform) Bill which, if enacted without relevant amendment, would have the effect that such pre-existing EU law rights, recognised in litigation, would by default (that is, absent the exercise of a regulation-making power to restate or reproduce such rights in domestic law) cease to be recognised after December 31, 2023; and in that eventuality, such pre-existing EU law rights would cease to restrict the application of the rules providing for the 1.5%. SDRT or stamp duty charge. In view of the continuing uncertainty, specific professional advice should be sought before incurring a 1.5% stamp duty or stamp duty reserve tax charge in any circumstance.

No UK stamp duty should be payable on the transfer of RELX PLC ADSs, provided that no instrument of transfer is entered into (which should not be necessary). An agreement to transfer RELX PLC ADSs should not give rise to a liability to SDRT.

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

Subject to certain conditions and limitations, foreign withholding taxes on dividends withheld at the appropriate rate may be treated as foreign taxes eligible for credit or deduction against your US federal income tax liability. For purposes of calculating the foreign tax credit, dividends paid on the ordinary shares or ADSs will be treated as income from sources outside the United States and will generally constitute passive category income. Further, in certain circumstances, if you have held the ordinary shares or ADSs for less than a specified minimum period during which you are not protected from risk of loss, or are obligated to make payments related to the dividends, you will not be allowed a foreign tax credit for foreign taxes imposed on the dividends on the ordinary shares or ADSs. Individuals that treat a dividend as qualified dividend income may take into account for foreign tax credit limitation purposes only the portion of the dividend effectively taxed at the highest applicable marginal rate. The rules governing the foreign tax credit are complex. US holders should consult their own tax advisors regarding the availability of the foreign tax credit or deduction under their particular circumstances.

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

Our management of the above market risks is described in further detail in note 17 to the consolidated financial statements under the heading ‘Financial Instruments’ on pages 189 to 194 and in note 21 under the heading ‘Debt’ on pages 195 to 196 of the RELX Annual Report and Financial Statements 2022 and incorporated herein by reference to Exhibit 15.2.

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

The fair values of interest rate swaps and forward foreign exchange contracts set out below represent the replacement costs calculated using market rates of interest and exchange at December 31, 2022. The fair value of long-term debt has been calculated by discounting expected future cash flows at market rates.

Our use of financial instruments and our accounting policies for financial instruments are described more fully in note 17 to the consolidated financial statements under the heading ‘Financial Instruments’ on pages 189 to 194 of the RELX Annual Report and Financial Statements 2022 and are incorporated herein by reference to Exhibit 15.2.

(a) Interest Rate Risk

The following sensitivity analysis assumes an immediate 100 basis point change in interest rates for all currencies and maturities from their levels at December 31, 2022 with all other variables held constant.

	Fair Value	Fair Value Change		Fair Value	Fair Value Change
	December 31,	+100	-100	December 31,	+100	-100
Financial Instrument	2021	basis points	basis points	2022	basis points	basis points
	(In millions)			(In millions)
Short-term debt	£(131)	£—	£—	£(102)	£—	£—
Long-term debt (including current portion)	(6,346)	293	(318)	(6,476)	211	(226)
Interest rate swaps (swapping fixed rate to floating)	30	(78)	83	(216)	(84)	90
Interest rate swaps (swapping floating rate to fixed)	(2)	—	—	—	—	—

A 100 basis point change in interest rates would not result in a material change to the fair value of other financial instruments.

At December 31, 2022, 58% of gross debt was at fixed rate. A 100 basis point reduction in interest rates would result in an estimated decrease in net finance costs of £21 million and £25 million in 2021 and 2022, respectively, based on the composition of financial instruments including cash, cash equivalents, bank loans and commercial paper debt at December 31, 2021 and December 31, 2022, respectively. A 100 basis points rise in interest rates would result in an estimated increase in net finance costs of £21 million and £25 million in 2021 and 2022, respectively.

(b) Foreign Exchange Rate Risk

The following sensitivity analysis assumes an immediate 10% change in all foreign currency exchange rates against sterling from their levels at December 31, 2022 with all other variables held constant. A +10% change indicates a strengthening of the currency against sterling and a -10% change indicates a weakening of the currency against sterling.

	Fair Value			Fair Value
	December 31,	Fair Value Change		December 31,	Fair Value Change
Financial Instrument	2021	+10%	-10%	2022	+10%	-10%
	(In millions)			(In millions)
Cash and cash equivalents	£113	£10	£(10)	£334	£32	£(32)
Short-term debt	(131)	(13)	13	(102)	(10)	10
Long-term debt (including current portion)	(6,346)	(629)	629	(6,476)	(644)	644
Lease receivables	2	—	—	5	—	—
Interest rate swaps (including cross currency interest rate swaps)	28	3	(3)	(216)	(22)	22
Forward foreign exchange contracts	41	(154)	154	(21)	(82)	82

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

From January 1, 2022 to February 23, 2023, we received a reimbursement of $175,000, net of withheld taxes, from the depositary for New York Stock Exchange listing fees, investor relations expenses and other programme related expenses, in connection with the ADR facility.

PART II

ITEM 15: CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

RELX PLC is required to comply with applicable US regulations, including the US Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), insofar as they apply to foreign private issuers. Accordingly, RELX PLC has established a Disclosure Committee comprising the company secretary of RELX PLC and other senior RELX managers appointed to provide assurance to the Chief Executive Officer and Chief Financial Officer of RELX PLC. The committee has reviewed and evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2022. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer of RELX PLC have concluded that the disclosure controls and procedures for RELX PLC are effective as of the end of the period covered by this Annual Report on Form 20-F.

Management’s Annual Report on Internal Control over Financial Reporting

In accordance with Section 404 of the Sarbanes-Oxley Act, management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a–15(f) and 15d–15(f) under the Exchange Act, as amended. The internal controls over financial reporting of RELX PLC are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of the financial statements of RELX PLC would be prevented or detected.

Management conducted an evaluation of the effectiveness of its internal controls over financial reporting based on the framework in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that the internal controls over financial reporting of RELX PLC were effective as of December 31, 2022.

Certifications by the Chief Executive Officer and Chief Financial Officer of RELX PLC as required by the Sarbanes-Oxley Act are submitted as exhibits to this Annual Report on Form 20-F (see “Item 19: Exhibits” on pages S-3 and S-4).

Ernst & Young LLP have audited the consolidated financial statements for the fiscal year ended December 31, 2022 and have audited the effectiveness of internal controls over financial reporting as at December 31, 2022. Their report in respect of RELX is included herein.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of RELX PLC

Opinion on Internal Control over Financial Reporting

We have audited RELX PLC’s (the ‘Group’s’) internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), (the COSO criteria). In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Group as at December 31, 2021 and 2022, and the related consolidated income statement, comprehensive income, cash flows, and changes in equity for each of the three years in the period ended December 31, 2022, and the related notes of the Group and our report dated February 15, 2023 expressed an unqualified opinion thereon.

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

February 15, 2023

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

The Board of RELX PLC has adopted a schedule of matters which are required to be brought to it for decision. During 2022, the Board of RELX PLC exercised a supervisory role over the activities and systems of internal control of the Group.

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

ITEM 16B: CODES OF ETHICS

The Group has adopted a code of ethics (Code of Ethics and Business Conduct) that applies to all directors, officers and employees of the Group, as well as a separate code of ethics (Code of Ethics for Senior Financial Officers) that also applies to RELX PLC’s principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions (collectively, the “Senior Financial Officers”). Both of these codes of ethics are available under “Code of Ethics” of the Investor centre page at www.relx.com. The information on our website is not incorporated by reference into this Annual Report on Form 20-F. If the Code for Senior Financial Officers is amended or a provision waived, we intend to satisfy any disclosure obligations by posting information on the internet website set forth above within five business days of such amendment or waiver. In June 2021, we amended the Code for Senior Financial Officers to address the speed of violation reporting, required cooperation with investigations of violations, the individuals and activities covered by the Code’s conflict of interest and undue influence provisions and necessary procedures to obtain waivers under the Code.

ITEM 16C: PRINCIPAL ACCOUNTANT FEES AND SERVICES

The aggregate fees billed by our principal accountant, Ernst & Young LLP, are set forth in note 4 to the consolidated financial statements under the heading ‘Auditor’s remuneration’ on page 172 of the RELX Annual Report and Financial Statements 2022 and incorporated herein by reference to Exhibit 15.2.

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

The auditors are not permitted to provide non-audit services that would compromise their independence or violate any laws or regulations that would affect their appointment as auditors. They are eligible for selection to provide non-audit services only to the extent that their skills and experience make them a logical supplier of the services. The Chair of the Audit Committee must pre-approve the provision of all non-audit services by the auditors and will consider SEC rules and other guidelines in determining the scope of permitted services. All assignments other than audit-related work must be specifically pre-approved by the Audit Committee in advance of commissioning the work. Aggregate non-audit fees must not exceed the annual audit fees in any given year, unless approved in advance by the Audit Committee. All of the audit and non-audit services carried out in the year ended December 31, 2022 were pre-approved under the policies and procedures summarised above.

ITEM 16E: PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

During 2022, the Group repurchased a total of 21.7 million shares for total consideration of £500 million ($620 million) to be held in treasury.

During 2021 and 2022, the Employee Benefit Trust purchased 61,040 and 2.2 million RELX PLC shares, respectively, in order to satisfy awards under our equity-based plans as described in “Item 6: Directors, Senior Management and Employees — Share Ownership”.

				Approximate
				maximum
			Total shares	value
			repurchased	of shares that
			under	may yet be
	Number of	Average price	publicly	purchased
	ordinary	paid per	announced	under the
	shares	share	programmes	programmes
January 2022	—	—	—	£—
February 2022(1)(2)	3,771,804	2,177p	1,591,531	£464 million
March 2022(2)	3,259,811	2,273p	3,259,811	£390 million
April 2022(2)	3,632,126	2,421p	3,632,126	£302 million
May 2022(2)	2,459,420	2,313p	2,459,420	£245 million
June 2022(2)	2,085,544	2,166p	2,085,544	£200 million
July 2022(2)	2,327,496	2,296p	2,327,496	£147 million
August 2022(2)	1,549,926	2,400p	1,549,926	£109 million
September 2022(2)	1,622,443	2,245p	1,622,443	£73 million
October 2022(2)	1,523,753	2,313p	1,523,753	£39 million
November 2022(2)	1,356,853	2,349p	1,356,853	£7 million
December 2022(1)(2)(3)	303,488	2,292p	303,485	£150 million
	23,892,664		21,712,388
(1)	Includes shares purchased to satisfy awards under our equity-based plans as described in “Item 6: Directors, Senior Management and Employees — Share Ownership”.
(2)	Includes amounts purchased under the £500 million ($620 million) non-discretionary buyback programme announced February 10, 2022. This non-discretionary buyback programme was completed on December 7, 2022.
(3)	On December 9, 2022 RELX announced a non-discretionary buyback programme to repurchase further ordinary shares up to the value of £150 million ($186 million) in total between January 3, 2023 and February 13, 2023. A further 6.3 million RELX PLC shares have been purchased as at February 15, 2023, under this programme.

On February 16, 2023 RELX PLC announced its intention to repurchase further ordinary shares up to the value of £650 million ($806 million) over the remainder of 2023.

ITEM 16G: CORPORATE GOVERNANCE

Details of our corporate governance practices are set out on page 51 of “Item 15: Controls and Procedures”.

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

ITEM 18: FINANCIAL STATEMENTS

The information set forth under the heading ‘Consolidated Financial Statements’ and ‘Notes to the consolidated financial statements’ on pages 162 to 204 of the RELX Annual Report and Financial Statements 2022 is incorporated herein by reference to Exhibit 15.2.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of RELX PLC

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of RELX PLC (the ‘Group’) as of December 31, 2021 and 2022, the related consolidated income statement, comprehensive income, cash flows, and changes in equity for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group at December 31, 2021 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Group's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated February 15, 2023 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on the Group’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Uncertain tax positions

Description of the Matter

As described in Note 9 to the consolidated financial statements, the Group is subject to tax in numerous jurisdictions. Its operational structure gives rise to potential tax exposures that require management to exercise judgement in determining the amount of tax that is payable. The Group reports cross-border transactions undertaken between subsidiaries on an arm’s-length basis in tax returns in accordance with Organisation for Economic Co-operation and Development (OECD) guidelines. Transfer pricing relies on the exercise of judgement and it is reasonably possible for there to be a significant range of potential outcomes.

The Group is subject to tax authority audits in multiple jurisdictions at any point in time and has a number of open tax enquiries. As a result, the Group has recognised a number of provisions against uncertain tax positions, the valuation of which requires significant estimation uncertainty, as described in Note 9. These provisions totaled £239m as at December 31, 2022 (2021: £228m). We focused on this area due to the complexity in auditing, due to their subjectivity, the quantification of the provision and the judgement around the trigger for recognition or release impacting the provision and the effective tax rate.

How We Addressed the Matter in Our Audit

Our procedures included obtaining an understanding of the tax provisioning processes and evaluating the design of, as well as testing the operating effectiveness internal controls over the tax provisioning process. For example, we tested controls over management’s review of the uncertain tax position provisions recorded, including the controls over the development of significant assumptions and judgments.

Our procedures on the uncertain tax positions were performed with support from professionals with specialized skills. Procedures included: (i) meeting with members of management responsible for tax to understand the Group’s cross-border transactions, status of significant provisions, and any changes to management’s judgements in the year; (ii) reading correspondence with tax authorities and external advisors and obtaining an understanding of all matters considered by management to inform our assessment of recorded estimates and evaluate the completeness of the provisions recorded; (iii) independently assessing management’s significant assumptions and judgements to record or release provisions following tax audits, settlements and the expiry of timeframes with reference to other similar tax positions the Group has historically held and our knowledge of developments in the jurisdictions in which RELX maintain tax provisions; (iv) testing the underlying schedules for arithmetic accuracy, as well as with reference to applicable tax laws; and (v) evaluating the adequacy of tax disclosures.

/s/ Ernst & Young LLP
We have served as the Group’s auditor since 2016.
London, United Kingdom
February 15, 2023

GLOSSARY OF TERMS

Terms used in this Annual Report on Form 20-F	US equivalent or brief description
Accruals	Accrued expenses
Adjusted earnings per share	Adjusted net profit attributable to shareholders divided by the total weighted average number of shares. This provides a measure of the Group’s earnings per share that is comparable from year to year.
Adjusted net profit attributable to shareholders

Net profit attributable to RELX PLC shareholders before amortisation of acquired intangible assets, other deferred tax credits from intangible assets and items treated as exceptional, acquisition-related items, net interest on the net defined benefit obligation, disposals and other non-operating items, and in 2020, exceptional costs in the Exhibitions business. This provides a measure of the Group’s profitability after tax attributable to shareholders.

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

Allotted	Issued
Associate	An entity in which the Group has a participating interest and, in the opinion of the directors, can exercise significant influence on its management.
Called-up share capital	Issued share capital
Capital and reserves	Shareholders’ equity
Cash flow conversion	The proportion of adjusted operating profits converted into cash
Constant currency	Calculated using the previous financial year’s full-year average and hedge exchange rates. This provides a measure of year on year growth excluding the impact of exchange rate movements.
EPS	Earnings per ordinary share
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
Net debt

Gross debt, plus related derivative financial instrument liabilities, less related derivative financial instrument assets, cash and cash equivalents and finance lease receivables. This provides a measure of the Group’s level of indebtedness.

Net cash acquired	Cash less debt acquired with a business
Operating costs	Cost of sales plus selling and distribution costs plus administration and other expenses
Portfolio changes/effects	Changes in the portfolio relating to acquisitions, disposals and assets held for sale
Prepayments	Prepaid expenses
Profit	Income
Profit attributable	Net income

Share based remuneration	Stock-based compensation
Share premium	Premiums paid in excess of par value of ordinary shares
Return on invested capital	Post tax adjusted operating profit expressed as a percentage of average capital employed. This is a key financial measure used by management that demonstrates the efficiency of the use of capital.
Revenue	Sales
Underlying growth

Underlying growth rates are calculated at constant currencies, excluding the results of acquisitions until 12 months after purchase, and excluding the results of disposals and assets held for sale. Underlying revenue growth rates also exclude exhibition cycling. This is a key financial measure as it provides an assessment of year-on-year growth excluding the impact of acquisitions, disposals, exhibition cycling and exchange rate movements.

ITEM 19: EXHIBITS

Exhibits filed as part of this Annual Report on Form 20-F, or incorporated by reference

1.1

Articles of Association of RELX PLC adopted pursuant to a special resolution dated April 25, 2019 (incorporated by reference from Exhibit 1.1 to the 2021 Annual Report on Form 20-F (File No. 001-13334) filed with the SEC on February 17, 2022)

2.1

Form of Amendment No. 2 to Amended and Restated Deposit Agreement, effective as of February 17, 2021, by and among RELX PLC, Citibank N.A., as depositary, and all Holders and Beneficial Owners of American Depositary Shares issued thereunder (incorporated by reference from Exhibit (a)(i) to the Registration Statement on Form F-6 (File No. 333-253031) filed with the SEC on February 12, 2021)

2.2

Amendment No. 1 to Amended and Restated Deposit Agreement, effective as of July 1, 2015, by and among RELX PLC, Citibank N.A., as depositary, and all Holders and Beneficial Owners of American Depositary Shares issued thereunder (incorporated by reference from Exhibit (a)(ii) to the Registration Statement on Form F-6 (File No. 333-253031) filed with the SEC on February 12, 2021)

2.3

Amended and Restated Deposit Agreement, dated as of August  1, 2014, by and among RELX PLC, Citibank N.A., as depositary, and all Holders and Beneficial Owners of American Depositary Shares issued thereunder (incorporated by reference from Exhibit (a)(ii) to the Registration Statement on Form F-6/A (File No. 333-197562) filed with the SEC on June 26, 2015)

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

4.3	RELX Group plc Long-Term Incentive Plan 2013 (incorporated by reference from Exhibit 10.2 to the Registration Statement on Form S-8 (File No. 333-191419) filed with the SEC on September 27, 2013)
4.4	RELX Group plc Executive Share Option Scheme 2013 (incorporated by reference from Exhibit 10.1 to the Registration Statement on Form S-8 (File No. 333-191419) filed with the SEC on September 27, 2013)
4.5	RELX Group plc Restricted Share Plan 2014 (incorporated by reference from Exhibit 4.3 to the Registration Statement on Form S-8 (File No. 333-197580) filed with the SEC on July 23, 2014)
4.6

Service Agreement between RELX Group plc and Erik Engstrom (dated March  14, 2011) (incorporated by reference from Exhibit 4.14 to the 2012 Annual Report on Form 20-F (File No. 001-13334) filed with the SEC on March  12, 2013)

4.7	Letter between RELX Group plc and Erik Engstrom (dated December 3, 2013)
4.8	Letter between RELX Group plc and Erik Engstrom (dated April 7, 2022)
4.9

Service Agreement between RELX Group plc and Nick Luff (dated January 6, 2014) (incorporated by reference from Exhibit 4.12 to the 2014 Annual Report on Form 20-F (File No. 001-13334) filed with the SEC on March 10, 2015)

4.10 4.11

Letter between RELX Group plc and Nick Luff (dated January 6, 2014) (incorporated by reference from Exhibit 4.13 to the 2014 Annual Report on Form 20-F (File No. 001-13334) filed with the SEC on March 10, 2015)

RELX Group plc Restricted Share Plan 2014 (incorporated by reference from Exhibit 4.3 to the Registration Statement on Form S-8 (File No. 333-227636) filed with the SEC on October 1, 2018)

4.12	RELX Group plc Executive Share Option (incorporated by reference from Exhibit 4.4 to the Registration Statement on Form S-8 (File No. 333-227636) filed with the SEC on October 1, 2018)
4.13	RELX Group plc Long-Term Incentive Plan 2013 (incorporated by reference from Exhibit 4.5 to the Registration Statement on Form S-8 (File No. 333-227636) filed with the SEC on October 1, 2018)
8.0	List of subsidiaries, associates, joint ventures and business units
12.1	Certification Pursuant to Section 302 of Sarbanes-Oxley Act of 2002, by the Chief Executive Officer of RELX PLC
12.2	Certification Pursuant to Section 302 of Sarbanes-Oxley Act of 2002, by the Chief Financial Officer of RELX PLC

13.1	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, by the Chief Executive Officer of RELX PLC
13.2	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, by the Chief Financial Officer of RELX PLC
15.1	Independent Registered Public Accounting Firm’s Consent – Ernst & Young LLP
15.2*	RELX Annual Report and Financial Statements 2022
15.3	2020 Remuneration Policy Report (incorporated by reference from Exhibit 15.4 to the 2020 Annual Report on Form 20-F (File No. 001-13334) filed with the SEC on February 18, 2021)
17.1	Subsidiary Guarantors and Issuers of Guaranteed Securities
101.1

The following financial information for RELX formatted in Inline XBRL: (i) Consolidated Income Statement for the years ended December 31, 2020, 2021 and 2022; (ii) Consolidated Statement of Comprehensive Income for the years ended December 31, 2020, 2021 and 2022; (iii) Consolidated Statement of Cash Flows for the years ended December 31, 2020, 2021 and 2022; (iv) Consolidated Statement of Financial Position at December 31, 2021 and 2022; (v) Consolidated Statement of Changes in Equity for the years ended December 31, 2020, 2021 and 2022; and (vi) Notes to the Consolidated Financial Statements

104	Cover Page Interactive Data File - (formatted as Inline XBRL and contained in Exhibit 101).

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

*

Certain of the information included within Exhibit 15.2 is incorporated by reference in this Annual Report on Form 20-F, as specified elsewhere in this Annual Report on Form 20-F. With the exception of the items and pages so specified, the RELX Annual Report and Financial Statements 2022 are not deemed to be filed as part of this Annual Report on Form 20-F.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this annual report on its behalf.

RELX PLC
Registrant

By: /s/ E ENGSTROM

E Engstrom
Chief Executive Officer

By: /s/ N LUFF

N Luff
Chief Financial Officer

Dated: February 23, 2023