Form 20-F
period 2023-12-31
RELX PLC
filed 2024-02-22
CIK 929869

As filed with the Securities and Exchange Commission on February 22, 2024

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

Or

☑	ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

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

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2023:

Number of outstanding shares
Ordinary shares of 14 51/116p each	1,881,531,883

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

Yes                ☑                 No                 ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company. See definition of “accelerated filer,” “large accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

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

Pursuant to Rule 12b-23(a) of the US Securities Exchange Act of 1934, as amended (the “Exchange Act”), certain information in this Annual Report on Form 20-F is being incorporated herein by reference to the RELX Annual Report and Financial Statements 2023 appended hereto as Exhibit 15.2. With the exception of the items and pages so specified, the RELX Annual Report and Financial Statements 2023 are not deemed to be filed as part of this Annual Report on Form 20-F. For the avoidance of doubt, other information mentioned in or contained within the RELX Annual Report and Financial Statements 2023, including the content of the RELX website and other pages or sections of the RELX Annual Report and Financial Statements 2023 referenced, but not contained, in the items and pages so specified are not deemed to be filed as part of this Annual Report on Form 20-F.

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

Important factors that could cause our actual results to differ materially from estimates or forecasts contained in the forward-looking statements include, among others:

●	regulatory and other changes regarding the collection or use of personal data;
●	changes in law and legal interpretation affecting our intellectual property rights and internet communications;
●	current and future geopolitical, economic and market conditions;
●	changes in the payment model for our scientific, technical and medical research products;
●	competitive factors in the industries in which we operate and demand for our products and services;
●	our inability to realise the future anticipated benefits of acquisitions;
●	compromises of our cyber security systems or other unauthorised access to our databases;
●	changes in economic cycles, communicable disease epidemics or pandemics, severe weather events, natural disasters and terrorism;
●	failure of third parties to whom we have outsourced business activities;
●	significant failure or interruption of our systems;
●	our inability to retain high-quality employees and management;
●	changes in tax laws and uncertainty in their application;
●	exchange rate fluctuations;
●	adverse market conditions or downgrades to the credit ratings of our debt;

●	changes in the market values of defined benefit pension scheme assets and in the market related assumptions used to value scheme liabilities;
●	breaches of generally accepted ethical business standards or applicable laws;
●	failure to comply with consent orders by the US Federal Trade Commission (“FTC”); and
●	other risks referenced from time to time in the filings of RELX PLC with the US Securities and Exchange Commission (the “SEC”), including the risks described in “Item 3: Key Information — Risk Factors”.

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

EXTERNAL RISKS

Regulatory changes regarding the collection and use of personal data by us or compromises of our data privacy controls and other unauthorised access to our databases, could adversely affect our business and operations.

In the course of our business, we process personal data from customers, end users, employees and other sources. Certain business areas rely extensively upon content that includes personal data from public records, governmental authorities, publicly available information and media, and other information companies, including competitors. Changes in data privacy legislation, regulation, and/or enforcement could impact our ability to collect and use personal data, potentially affecting the availability and effectiveness of our products.  Failure or perceived failure to comply with requirements for proper collection, use, storage, transfer and other processing of personal data may damage our reputation, divert time and effort of management and other resources, increase cost of operations, and expose us to risk of loss, fines and penalties, litigation, and increased regulation.

Our intellectual property rights may not be adequately protected under current laws in some jurisdictions, which may adversely affect our results and our ability to grow.

Our products and services include and utilise intellectual property. We rely on trademark, copyright, patent, trade secret and other intellectual property laws to establish and protect our proprietary rights in this intellectual property. There is a risk that our proprietary rights could be challenged, limited, invalidated, infringed, or circumvented, including by AI technologies, which may impact demand for and pricing of our products and services. Copyright laws are subject to national legislative initiatives, as well as cross-border initiatives such as those from the European Commission and increased judicial scrutiny in several jurisdictions in which we operate. This creates additional challenges for us in protecting our proprietary rights in content delivered through the internet and electronic platforms.

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

Our Scientific, Technical & Medical (STM) primary research content publishing business operates under two payment models: ‘pay-to-read’, where readers or their institutions, as users of the content pay, and authors publish for free, or ‘pay-to-publish’, where authors or their institutions or funding bodies prefer to pay to publish their research, so it is freely available to read. The latter model is commonly referred to as Open Access and now represents a significant portion of the volume of primary research that we publish. There is continued debate in government, academic and library communities, regarding the payment models and the extent to which research content should be freely available to read, either immediately on publication or in some form after a period following publication. Rapid changes in customer choice or regulation in this area could impact the mix and overall level of revenue generated by our primary research publishing business.

STRATEGIC RISKS

We operate in a highly competitive and dynamic environment that is subject to rapid change and cannot assure you that there will be continued demand for our products and services.

Our businesses are dependent on the continued demand by our customers for our products and services and the value placed on them. We operate in highly competitive and dynamic markets, and the means of delivery, customer demand for, and the products and services themselves, continue to change in response to technological innovations, such as the use of artificial intelligence, legislative and regulatory changes, the entrance of new competitors, and other factors. Failure to anticipate and quickly adapt to these changes, or to deliver enhanced value to our customers, could impact demand for our products and services and consequently adversely affect our revenue or the long-term returns from our investment in higher value-add information-based analytics and decision tools.

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

OPERATIONAL RISKS

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

Face-to-face events are susceptible to economic cycles, communicable diseases, severe weather events and other natural disasters, terrorism and availability of venues. Each or any of these may impact our ability to hold face-to-face events, and exhibitors’ and visitors’ desire and ability to travel in person to events. These factors each have the potential to reduce revenues, increase the costs of organising events and adversely affect cash flows and reputation.

Our business may be adversely affected by the failure of third parties to whom we have outsourced business activities.

Our organisational and operational structures depend on suppliers including outsourced and offshored functions, as well as cloud service, software, and large language model providers. Poor performance, failure or breach of third parties to whom we have contracted could adversely affect our business performance, reputation and financial condition.

We source content to enable information solutions for our professional customers. The disruption or loss of data sources, either because of regulations, or because data suppliers decide not to supply them, may impose limits on our collection and use of certain kinds of information and our ability to communicate, offer or make such information available or useful to our customers.

A significant failure or interruption of our electronic delivery platforms, networks, distribution systems or infrastructure could adversely affect our business and operations.

Our businesses are dependent on electronic platforms and networks, primarily the internet, for delivery of our products and services. These could be adversely affected if our electronic delivery platforms, networks or supporting infrastructure experience a significant failure or interruption. Climate change may increase the intensity and frequency of severe weather events which increases the risk of significant failure.

We may be unable to implement and execute our strategic and business plans if we cannot recruit and retain skilled employees and management.

The implementation and execution of our strategies and business plans depend on our ability to recruit, motivate, develop, and retain a diverse population of skilled employees and management. We compete globally and across business sectors for diverse, talented management and skilled individuals, particularly those with technology and data analytics capabilities. An inability to recruit, motivate or retain such people could adversely affect our business performance.

FINANCIAL RISKS

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

As a global provider of professional information solutions we, our employees and major suppliers are expected to adhere to high standards of integrity and ethical conduct, including those related to anti-bribery and anti-corruption, fraud, sanctions, competition and principled business conduct. A breach of generally accepted ethical business standards or applicable laws could adversely affect our business performance, reputation, and financial condition.

REGULATORY RISKS

Our business, operations and reputation could be adversely affected by a failure to comply with FTC consent orders.

We are party to two consent orders entered into in 2006 and 2008 regarding our compliance with US federal laws governing consumer information and security-related issues, including certain fraudulent data access incidents. Failure to comply with these orders could result in civil penalties and adversely affect our business, operations and reputation.

ITEM 4: INFORMATION ON THE GROUP

BUSINESS OVERVIEW

RELX PLC is a public limited company, incorporated in England under the UK Companies Act 2006 (as amended) (the “Companies Act”).

RELX is a global provider of information-based analytics and decision tools for professional and business customers. RELX serves customers in more than 180 countries and has offices in about 40 countries. It employs over 36,000 people, over 40% of whom are in North America.

We operate in four major market segments: Risk; Scientific, Technical & Medical; Legal; and Exhibitions.

●	Risk provides customers with information-based analytics and decision tools that combine public and industry-specific content with advanced technology and algorithms to assist them in evaluating and predicting risk and enhancing operational efficiency.
●	Scientific, Technical & Medical helps researchers and healthcare professionals advance science and improve health outcomes by combining quality information and data sets with analytical tools to facilitate insights and critical decision-making.
●	Legal provides legal, regulatory and business information and analytics that help customers increase their productivity, improve decision-making and achieve better outcomes.
●	Exhibitions combines industry expertise with data and digital tools to help customers connect face-to-face and digitally, learn about markets, source products and complete transactions.

Information on revenue by geographical market is set forth in note 2 to our consolidated financial statements under the heading “Revenue, operating profit and segment analysis” on page 172 to 175 of the RELX Annual Report and Financial Statements 2023 and incorporated herein by reference to Exhibit 15.2.

	Revenue Year ended December 31,
	2020		2021		2022		2023

	(in millions, except percentages)
Risk	£2,417	34%	£2,474	34%	£2,909	34%	£3,133	34%
Scientific, Technical & Medical	2,692	38	2,649	37	2,909	34	3,062	34
Legal	1,639	23	1,587	22	1,782	21	1,851	20
Exhibitions	362	5	534	7	953	11	1,115	12
Total	£7,110	100%	£7,244	100%	£8,553	100%	£9,161	100%

RISK

The information set forth under the headings ‘Business overview’, ‘Market opportunities’, ‘Strategic priorities’ and ‘Business model, distribution channels and competition’ on pages 14 to 17 of the RELX Annual Report and Financial Statements 2023 is incorporated herein by reference to Exhibit 15.2.

SCIENTIFIC, TECHNICAL & MEDICAL

The information set forth under the headings ‘Business overview’, ‘Market opportunities’, ‘Strategic priorities’ and ‘Business model, distribution channels and competition’ on pages 20 to 23 of the RELX Annual Report and Financial Statements 2023 is incorporated herein by reference to Exhibit 15.2.

LEGAL

The information set forth under the headings ‘Business overview’, ‘Market opportunities’, ‘Strategic priorities’ and ‘Business model, distribution channels and competition’ on pages 26 to 29 of the RELX Annual Report and Financial Statements 2023 is incorporated herein by reference to Exhibit 15.2.

EXHIBITIONS

The information set forth under the headings ‘Business overview’, ‘Market opportunities’, ‘Strategic priorities’ and ‘Business model, distribution channels and competition’ on pages 32 to 33 of the RELX Annual Report and Financial Statements 2023 is incorporated herein by reference to Exhibit 15.2.

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

Material acquisitions and disposals

Cash spent on acquisitions in 2021 was £262 million, in 2022 was £460 million and in 2023 was £132 million, excluding borrowings in acquired businesses of nil in 2021, £3 million in 2022 and nil in 2023, and including deferred consideration of £19 million in 2021, £21 million in 2022 and £16 million in 2023 on past acquisitions and investments in joint ventures and associates and venture capital investments of £8 million in 2021, £66 million in 2022 and £8 million in 2023.

Net cash inflow from disposals after timing differences and separation and transaction costs was £190 million in 2021, £3 million in 2022 and £12 million in 2023.

Capital expenditure

Capital expenditure on property, plant, equipment and internally developed intangible assets principally relates to the development of electronic products and investment in systems infrastructure, computer equipment and office facilities. Total such capital expenditure, which was financed using cash flows generated from operations, amounted to £337 million, £436 million and £477 million in 2021, 2022 and 2023, respectively. The majority of capital expenditure is incurred in the United States, the United Kingdom and the Netherlands. In 2023, there was continued investment in new products and related infrastructure. Further information on capital expenditure is included in notes 2, 14 and 16 to the consolidated financial statements under the headings ‘Revenue, operating profit and segment analysis’, ‘Intangible assets’ and ‘Property, plant and equipment’ on pages 172, 190 and 193 respectively of the RELX Annual Report and Financial Statements 2023 and incorporated herein by reference to Exhibit 15.2.

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

PROPERTY, PLANT AND EQUIPMENT

We own or lease approximately 185 properties around the world as at December 31, 2023. The table below identifies the principal owned and leased properties in our property portfolio as at December 31, 2023.

		Floor space
Location	Principal use(s)	(square feet)
Owned properties
Alpharetta, Georgia	Office and data centre	406,000
Leased properties
Miamisburg, Ohio	Office and data centre	267,480
Sutton, England	Office	191,960
Amsterdam, Netherlands	Office	133,474
Raleigh, North Carolina	Office	120,000
Horsham, Pennslyvania	Office	120,000
New York, New York	Office	116,541

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

During 2023,

●	our Scientific, Technical & Medical business published open access and subscription articles by authors from, and provided subscriptions to online products and print publications to a number of universities, hospitals and other entities, in each case including those listed below;
●	our Risk business provided online subscription services and pricing reports to a number of oil, petrochemical and other companies, including those listed below; and
●	our Exhibitions business provided exhibitions-related services to a number of exhibitors.

Numerous Iranian nationals attended conferences organised by our Exhibitions and Risk business areas. Individuals located in Iran also subscribed to or purchased certain of our scientific, medical and technical publications. Many of these individuals are researchers, doctors or other professionals who have obtained subscriptions or purchased publications in their individual capacity, but who may be employed by government agencies in Iran or by hospitals, universities or other entities owned or controlled by the government of Iran. In addition, we work with authors, other contributors and journal editorial board members who are located in Iran, many of whom are employed at hospitals, universities or research institutions that are owned or controlled by the government of Iran. We also sometimes receive open access payments from authors located in Iran who pay us to make their articles publicly available. From time to time, we may employ or engage individuals in Iran to assist with transactions in Iran.

Our aggregate revenue attributable to these Iran-related activities was approximately £1.8 million during the fiscal year ended December 31, 2022 compared to £1.9 million during the fiscal year ended December 31, 2023. We do not customarily allocate net profit on a subscription-by-subscription, individual customer or country-by-country basis. However, we estimate that our net profit during the fiscal year attributable to these activities was 0.02% of our net profit reported in our income statement for the fiscal year ended December 31, 2022 compared to 0.02% for the fiscal year ended December 31, 2023.

Entities that transacted with our Scientific, Technical & Medical Business Area in 2023

Ardabil University of Medical Sciences, Ferdowsi University of Mashhad, Iran University of Medical Sciences, Iran University of Science and Technology, Isfahan University of Technology, Islamic Azad University, Kermanshah University of Medical Sciences, Semnan University, Shahid Beheshti University of Medical Sciences, University of Hormozgan, University of Kurdistan, Zanjan University of Medical Sciences.

Entities that transacted with our Risk Business Area in 2023

Amir Kabir Petrochemical Company, Bakhtar Commercial Company, Behran Oil Company, Fanavaran Petrochemical Company, Iran Chemical Industries Investment Company, Kharg Petrochemical Company, National Petrochemical Company, Petrochemical Commercial Company, Polynar Corporation.

CLIMATE CHANGE

See the information set forth under the heading “Task Force on Climate-related Financial Disclosures” on pages 82-87 of the RELX Annual Report and Financial Statements 2023 and incorporated herein by reference to Exhibit 15.2.

ITEM 5: OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion does not address certain items in respect of our fiscal year ended December 31, 2021 in reliance on amendments to disclosure requirements adopted by the SEC in 2019. A discussion of our fiscal year ended December 31, 2021 may be found in “Item 5: Operating and Financial Review and Prospects” of our Annual Report on Form 20-F for the fiscal year ended December 31, 2022, filed with the SEC on February 23, 2023.

OPERATING RESULTS

The following discussion is based on the consolidated financial statements of the Group for the two years ended December 31, 2022 and 2023 which have been prepared in accordance with IFRS as issued by the IASB.

The following discussion should be read in conjunction with, and is qualified by reference to, the consolidated financial statements on pages 166 to 211 of the RELX Annual Report and Financial Statements 2023 and incorporated herein by reference to Exhibit 15.2.

The following tables analyse the Group’s revenue in each of the two years ended December 31, 2022 and 2023 by type, format and geographic market. We derive our revenue principally from subscriptions and transactional sales. Transactional sales include revenue from exhibitions. For additional information, see note 2 to the consolidated financial statements under the heading ‘Revenue, operating profit and segment analysis’ on pages 172 to 175 of the RELX Annual Report and Financial Statements 2023 and incorporated herein by reference to Exhibit 15.2.

Revenue by type

Year ended December 31,

	2022		2023

	(in millions, except percentages)
Subscriptions	£4,655	54%	£4,976	54%
Transactional	3,898	46	4,185	46
Total	£8,553	100%	£9,161	100%

Revenue by format

Year ended December 31,

	2022		2023

	(in millions, except percentages)
Electronic	£7,112	83%	£7,625	83%
Face-to-face	912	11	1,060	12
Print	529	6	476	5
Total	£8,553	100%	£9,161	100%

Revenue by geographic market

Year ended December 31,

	2022		2023

	(in millions, except percentages)
North America	£5,101	60%	£5,386	59%
Europe	1,800	21	1,908	21
Rest of world	1,652	19	1,867	20
Total	£8,553	100%	£9,161	100%

The cost profile of individual businesses within the Group varies and costs are controlled on an individual business unit basis. Our most significant cost item is staff costs. Staff costs, excluding cost of contractors and employer costs of benefits provided to employees but including amounts that are capitalised, increased from £2,906 million in 2022 to £3,108 million in 2023.

The following tables show revenue and adjusted operating profit for each of our business segments in each of the two years ended December 31, 2022 and 2023 together with the percentage change in 2022 and 2023 at both actual and constant currencies. We also show reported operating profit for the Group in each of the two years ended December 31, 2022 and 2023 together with the percentage change in 2022 and 2023 at actual currency. The effect of currency movements on the 2023 results is further described separately below (see “— Effect of Currency Translation” on page 24). Adjusted operating profit is included on the basis that it is the key segmental profit measure used by management to evaluate performance and allocate resources to the business segments, as reported under IFRS 8 — ‘Operating Segments’ in note 2 to the consolidated financial statements under the heading ‘Revenue, operating profit and segment analysis’ on pages 172 to 175 of the RELX Annual Report and Financial Statements 2023 and incorporated herein by reference to Exhibit 15.2. Adjusted operating profit represents operating profit before amortisation of acquired intangible assets and acquisition-related items, and is grossed up to exclude the equity share of finance income, finance costs and taxes in joint ventures and associates. A reconciliation of reported operating profit to adjusted operating profit is set out on page 19.

Revenue by segment, reported operating profit and adjusted operating profit by segment are as follows:

	Revenue for the year ended
	December 31
	2022	2023	% change
			actual	constant
			rates	rates(1)

	(in millions, except percentages)
Risk	£2,909	£3,133	+8%	+8%
Scientific, Technical & Medical	2,909	3,062	+5%	+4%
Legal	1,782	1,851	+4%	+5%
Exhibitions	953	1,115	+17%	+19%
Total	£8,553	£9,161	+7%	+7%

	Reported operating profit for
	the year ended December 31
	2022	2023	% change
			actual
			rates

	(in millions, except percentages)
Reported operating profit	£2,323	£2,682	+15%

	Adjusted operating profit for the year ended December 31
	2022	2023	% change
			actual	constant
			rates	rates(1)

	(in millions, except percentages)
Risk	£1,078	£1,165	+8%	+8%
Scientific, Technical & Medical	1,100	1,165	+6%	+3%
Legal	372	393	+6%	+7%
Exhibitions	162	319	+97%	+105%
Subtotal	£2,712	£3,042
Unallocated central costs and other operating items(2)	(29)	(12)
Total	£2,683	£3,030	+13%	+12%
(1)	Represents percentage change from 2022 to 2023 using constant currency. These rates were used in the preparation of the 2022 consolidated financial statements.
(2)	In 2022, unallocated central costs and other operating items includes a charge of £24 million relating to STM incurred from exchange rate movements from the translation of working capital items such as accounts receivable and payable, and intercompany balances, into relevant functional currencies and the outcome of STM’s hedging program. The net effect of these amounts was higher in 2022 due to the extent and timing of exchange rate movements in the year and such amounts were insignificant in 2023.

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

The adjusted and underlying financial measures used in the results of operations discussion on pages 20 to 23 are: underlying revenue growth, adjusted operating profit, underlying adjusted operating profit growth, adjusted operating margin, adjusted net profit attributable to shareholders and adjusted earnings per share. These measures as well as certain other metrics are defined in the Glossary of Terms beginning on page S-1.

Underlying revenue and adjusted operating profit growth rates are calculated at constant currencies, excluding the results of acquisitions until twelve months after purchase, and excluding the results of disposals and assets held for sale. Underlying revenue growth rates also exclude the effects of exhibition cycling.

Adjusted operating profit excludes amortisation of acquired intangible assets and acquisition-related items, and is grossed up to exclude the equity share of finance income, finance costs and taxes in joint ventures and associates.

Adjusted operating margin is calculated as adjusted operating profit divided by revenue.

Adjusted net profit attributable to shareholders is reconciled to reported net profit attributable to shareholders and adjusted earnings per share is shown to be calculated by dividing adjusted net profit attributable to shareholders by the total weighted average number of shares in note 10 to the consolidated financial statements under the heading ‘Earnings per share’ on page 186 of the RELX Annual Report and Financial Statements 2023 and incorporated herein by reference to Exhibit 15.2. Reconciliations of all other non-GAAP financial measures to the most directly comparable measure reported under IFRS are set forth in the tables below.

In the tables below and the results of operations commentary that follows, percentage movements are calculated using the average exchange rates for the period unless otherwise stated.

Adjusted operating profit reconciles to reported operating profit as follows:

	2022	2023

	(in millions)
Reported operating profit	£2,323	£2,682
Adjustments:
Amortisation of acquired intangible assets	296	280
Acquisition-related items	62	56
Reclassification of tax in joint ventures and associates	4	12
Reclassification of net finance income in joint ventures and associates	(2)	—
Adjusted operating profit	£2,683	£3,030

The calculations of the year-on-year changes in reported revenue and underlying revenue growth are presented below:

	Revenue
	£m	% change
Year to December 31, 2021	7,244	+2%
Underlying revenue growth(1)	656	+9%
Exhibition cycling	106	+2%
Acquisitions	38	0%
Disposals	(34)	0%
Currency effects	543	+7%
Year to December 31, 2022	8,553	+18%
Underlying revenue growth(1)	635	+8%
Exhibition cycling	(52)	-1%
Acquisitions	28	0%
Disposals	(18)	0%
Currency effects	15	0%
Year to December 31, 2023	9,161	+7%
(1)	Represents the year-on-year movement in reported revenue excluding the impact of the adjustments set forth in the table.

The calculations of the year-on-year changes in adjusted operating profit and underlying adjusted operating profit growth are presented below:

	Adjusted operating profit
	£m	% change
Year to December 31, 2021	2,210	+6%
Underlying adjusted operating profit growth(1)	326	+15%
Acquisitions	(6)	0%
Disposals	(14)	-1%
Currency effects	167	+7%
Year to December 31, 2022	2,683	+21%
Underlying adjusted operating profit growth(1)	335	+13%
Acquisitions	(8)	-1%
Disposals	(3)	0%
Currency effects	23	+1%
Year to December 31, 2023	3,030	+13%
(1)	Represents the year-on-year movement in adjusted operating profit excluding the impact of the adjustments set forth in the table.

Results of Operations for the Year Ended December 31, 2023

Compared to the Year Ended December 31, 2022

Reported revenue was up 7% from £8,553 million in 2022 to £9,161 million in 2023. Underlying revenue growth was 8%, with all four market segments contributing to underlying growth. The underlying growth rate reflects strong growth in electronic and face-to-face revenues, partially offset by continued print revenue declines. Risk continued to deliver strong growth, STM maintained its improved growth, and Legal growth continued to improve. Exhibitions saw strong growth in revenue due to higher activity levels and the lower cost structure. The impact of currency movements was broadly neutral to growth. Acquisitions and disposals together had a broadly neutral impact on revenue, while exhibition cycling effects decreased growth, giving total revenue growth at constant currency of 7%.

Reported operating costs, which comprises cost of sales, selling and distribution costs, and administration and other expenses, were up 4% from £6,249 million in 2022 to £6,525 million in 2023. Cost of sales was up 6% from £3,045 million in 2022 to £3,216 million in 2023, selling and distribution costs were up 5% from £1,385 million in 2022 to £1,459 million in 2023 and administration and other expenses were up 2% from £1,819 million in 2022 to £1,850 million in 2023. The increase reflects the investment in global technology platforms, the launch of new products and services and the increased activity levels within Exhibitions, partly offset by the benefits of continued process innovation. Actions continue to be taken across the group to improve cost efficiency.

Reported operating profit, which includes amortisation of acquired intangible assets and acquisition-related items, was up 15% from £2,323 million in 2022 to £2,682 million in 2023 reflecting the increase in adjusted operating profit and a lower amortisation charge in respect of acquired intangible assets. Adjusted operating profit was up 13% from £2,683 million in 2022 to £3,030 million in 2023.

The reported operating margin was up from 27.2% in 2022 to 29.3% in 2023. The overall adjusted operating margin increased 1.7 percentage points from 31.4% in 2022 to 33.1% in 2023. On an underlying basis, including cycling effects, the margin improved by 1.7 percentage points with portfolio changes reducing margins by 0.2 percentage points and currency movements improving margins by 0.2 percentage points.

Depreciation of property, plant and equipment and amortisation of internally developed intangible assets increased from £356 million in 2022 to £373 million. Depreciation of right-of-use assets increased from £63 million in 2022 to £65 million in 2023.

The amortisation charge in respect of acquired intangible assets, including the share of amortisation in joint ventures and associates decreased from £296 million in 2022 to £280 million in 2023.

Acquisition-related costs decreased from £62 million in 2022 to £56 million in 2023, due to the lower level of acquisition activity in the year.

Reported net finance costs increased from £201 million in 2022 to £315 million in 2023 due to higher average interest rates and a charge of £26 million in respect of the early redemption of bonds that were due to be repaid in August 2027. This includes the net financing charge on defined benefit pension schemes, which decreased from £5 million in 2022 to £1 million in 2023.

Reported profit before tax was up 9% from £2,113 million in 2022 to £2,295 million in 2023 reflecting the improvement in reported operating profit, the higher interest expense, an impairment charge for some assets held for sale within Risk and a net downward valuation of the Ventures portfolio.

The reported tax charge increased from £481 million in 2022 to £507 million in 2023 including tax associated with the amortisation of acquired intangible assets, disposals and other non-operating items. The 2023 charge benefitted from non-recurring tax credits arising from the resolution of certain historical tax matters. The UK corporation tax rate increased from 19% to 25% from April 1, 2023.

The reported net profit attributable to shareholders was up 9% from £1,634 million in 2022 to £1,781 million in 2023. The adjusted net profit attributable to shareholders was up 10% from £1,961 million in 2022 to £2,156 million in 2023.

The reported earnings per share increased by 10% from 85.2p in 2022 to 94.1p in 2023. Adjusted earnings per share increased by 12% from 102.2p in 2022 to 114.0p in 2023. At constant currency, adjusted earnings per share increased by 11%.

Ordinary dividends paid to shareholders in 2022, being the 2021 final and 2022 interim dividend, amounted to £983 million. Ordinary dividends paid to shareholders in 2023, being the 2022 final and 2023 interim dividend, amounted to £1,059 million.

The final dividend proposed by the Board increased from 38.9p in 2022 to 41.8p per share in 2023. Total dividends for the year increased 8% from 54.6p in 2022 to 58.8p in 2023.

During 2023, a total of 30.9 million RELX PLC shares were repurchased at an average price of 2,588p. Total consideration for these repurchases was £800 million. A further 2 million shares were purchased by the Employee Benefit Trust. During 2023, 31 million RELX PLC shares held in treasury were cancelled. As at December 31, 2023, total shares in issue, net of shares held in treasury and shares held by the Employee Benefit Trust, amounted to 1,882 million. A further 4.6 million shares have been repurchased in 2024 as at February 14, 2024.

Risk: 2023 financial performance

	2022	2023	Underlying	Portfolio	Currency	Total
	£m	£m	growth	changes	effects	growth
Revenue	2,909	3,133	+8%	0%	0%	+8%
Adjusted operating profit	1,078	1,165	+9%	-1%	0%	+8%

Strong fundamentals continuing to drive underlying revenue growth.

Reported revenue growth was +8%. Underlying revenue growth of +8% continues to be driven by our deeply embedded analytics and decision tools across segments.

Underlying adjusted operating profit growth was +9%, with a small increase in adjusted operating margin after portfolio effects.

In Business Services, which represents around 45% of divisional revenue, growth continued to be driven by Financial Crime Compliance and digital Fraud and Identity solutions, with new sales strengthening in the second half of the year.

In Insurance, which represents just under 40% of divisional revenue, strong growth reflected the further extension of solution sets across insurance markets, continued new sales momentum, and positive market factors.

Specialised Industry Data Services, which represents just over 10% of divisional revenue, delivered strong growth, led by Commodity Intelligence and Aviation.

In Government, growth continued to be driven by the development and roll-out of analytics and decision tools.

Scientific, Technical & Medical: 2023 financial performance

	2022	2023	Underlying	Portfolio	Currency	Total
	£m	£m	growth	changes	effects	growth
Revenue	2,909	3,062	+4%	0%	+1%	+5%
Adjusted operating profit	1,100	1,165	+4%	-1%	+3%	+6%

Further development of analytics continuing to drive underlying revenue growth.

Reported revenue growth was +5%. Underlying revenue growth of +4% continues to be driven by the evolution of the business mix, with higher growth segments representing an increasing proportion of divisional revenue.

Underlying adjusted operating profit growth was +4%, with a small increase in adjusted operating margin after portfolio changes and currency effects.

Databases, Tools & Electronic Reference and Corporate Primary Research, which together represent around 45% of divisional revenue, continued to deliver strong growth, driven by content development and further evolution of higher value-add analytics and decision tools.

Primary Research Academic & Government segments, which also represent around 45% of divisional revenue, continue to be driven by volume growth. Article submissions returned to strong growth, with pay-to-publish open access articles continuing to grow particularly strongly.

Legal: 2023 financial performance

	2022	2023	Underlying	Portfolio	Currency	Total
	£m	£m	growth	changes	effects	growth
Revenue	1,782	1,851	+6%	-1%	-1%	+4%
Adjusted operating profit	372	393	+8%	-1%	-1%	+6%

Further improvement in underlying revenue growth driven by legal analytics.

Reported revenue growth was +4%. Underlying revenue growth improved to +6%, driven by the continuing shift in business mix towards higher growth legal analytics.

Underlying adjusted operating profit growth was +8%, with underlying cost growth below underlying revenue growth, leading to a continued improvement in adjusted operating margin.

Law Firms & Corporate Legal markets, which account for over 60% of divisional revenue, saw strong growth. Lexis+, our integrated platform with leading analytics based on extractive AI functionality, continues to see increasing customer adoption and usage across markets. In October, we announced the commercial launch of Lexis+ AI, our new platform leveraging generative AI functionality. Initial customer reaction has been positive, and the roll-out has started well.

Government & Academic, which accounts for around 20% of divisional revenue, and News & Business, which accounts for just under 10% of divisional revenue, both delivered good growth.

Renewals and new sales remain strong across all key segments.

Exhibitions: 2023 financial performance

	2022	2023	Underlying	Portfolio	Currency	Total
	£m	£m	growth	changes	effects	growth
Revenue(1)	953	1,115	+30%	-11%	-2%	+17%
Adjusted operating profit	162	319	+100%	+5%	-8%	+97%
(1)	Portfolio changes includes cycling effects of -11%

Strong underlying revenue growth and profitability improvement.

Reported revenue growth was +17%. Strong underlying revenue growth was driven by a significant increase in face-to-face activity across geographies, with average like-for-like event revenue across the portfolio ahead of pre-pandemic levels.

We continue to make good progress on digital initiatives, with increased usage of a growing range of value enhancing digital tools for the customers of our face-to-face events.

The improvement in profitability reflects the higher activity levels and the structurally lower cost base of the streamlined event portfolio, with the adjusted operating margin now above pre-pandemic levels.

Critical Accounting Policies

The accounting policies of the Group under IFRS as issued by the IASB are described within the relevant notes to the consolidated financial statements as set forth on pages 171 to 211 of the RELX Annual Report and Financial Statements 2023 and incorporated herein by reference to Exhibit 15.2. The most critical accounting policies and estimates used in determining the financial condition and results of the Group, and those requiring the most subjective or complex judgments, relate to capitalisation of development spend and accounting for defined benefit pension obligations.

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

Individual businesses are subject to foreign exchange transaction exposures caused by the effect of exchange rate movements on their revenue and operating costs, to the extent that such revenue and costs are not denominated in their functional currencies. Individual businesses generally hedge their exposures at market rates through the centralised treasury department. Hedging of foreign exchange transaction exposure is the only hedging activity undertaken by the individual businesses. For further details see note 17 to the consolidated financial statements as set forth on pages 194 to 200 of the RELX Annual Report and Financial Statements 2023 and incorporated herein by reference to Exhibit 15.2.

Compared to 2022, currency differences increased the Group’s revenue by £15 million in 2023. Acquired intangible asset amortisation and acquisition-related items are predominantly denominated in US dollars and, after these charges, compared to 2022, currency differences increased operating profit by £23 million from 2022 to 2023. The majority of our debt is denominated in US dollars and euros and after charging net finance costs, currency differences increased profit before tax by £21 million in 2023.

Recently Issued Accounting Pronouncements

Recently Issued Accounting Pronouncements are included in note 1 to the consolidated financial statements under the heading ‘Basis of preparation and accounting policies’ on page 171 of the RELX Annual Report and Financial Statements 2023 and incorporated herein by reference to Exhibit 15.2.

LIQUIDITY AND CAPITAL RESOURCES

Cash Flow

Cash flows from operating activities

The Group’s cash generated from operations increased from £3,061 million in 2022 to £3,370 million in 2023. Included in these net cash inflows are cash outflows, including acquisition-related items, which decreased from £62 million in 2022 to £56 million in 2023 and Exhibitions exceptional costs charged in 2020, which decreased from £25 million in 2022 to £5 million in 2023. A substantial proportion of revenue is received through subscription and similar advanced receipts, principally for scientific and medical journals. At December 31, 2023 subscriptions and other revenues received in advance decreased from £2,368 million in 2022 to £2,297 million in 2023. The Group paid tax of £495 million in 2022 and £619 million in 2023, which was higher than the income statement charge, with the difference reflecting timing of tax payments.

Cash flows from investing activities

The Group’s cash outflow on the purchase of property, plant and equipment decreased from £36 million in 2022 to £30 million in 2023 while proceeds from the sale of property, plant and equipment increased from nil in 2022 to £7 million in 2023. The cash outflow on internally developed intangible assets increased from £400 million in 2022 to £447 million in 2023, reflecting sustained investment in new products.

During 2022, the Group paid a total of £460 million for acquisitions, excluding £3 million of borrowings in acquired businesses and including deferred consideration of £21 million on past acquisitions and investments in joint ventures and associates and venture capital investments of £66 million. During 2023, the Group paid a total of £132 million for acquisitions, excluding nil borrowings in acquired businesses and including deferred consideration of £16 million on past acquisitions and investments in joint ventures and associates and venture capital investments of £8 million.

Cash flows from financing activities

21.7 million shares were repurchased by RELX PLC in 2022 for total consideration of £500 million. 30.9 million shares were repurchased by RELX PLC in 2023 for total consideration of £800 million, with a further £150 million repurchased in 2024 as at February 14, 2024. In addition, the Employee Benefit Trust purchased shares of RELX PLC to meet future obligations in respect of share based remuneration totalling £50 million and £50 million in 2022 and 2023, respectively. Proceeds from the exercise of share options increased from £26 million in 2022 to £41 million in 2023.

During 2022 and 2023, the Group paid ordinary dividends totalling £983 million and £1,059 million, respectively, to shareholders of RELX PLC. Dividend payments are funded by the operating cash flow of the business after capital spend.

Debt

Debt as at December 31, 2022 and December 31, 2023 was £6,730 million and £6,497 million, respectively. Net debt, used in assessing the Group’s financial position was £6,604 million as at December 31, 2022 and £6,446 million as at December 31, 2023, comprising gross bank and bond borrowings of £6,356 million and lease liabilities under IFRS 16 of £141 million, plus £108 million of related derivative financial instrument liabilities, less cash and cash equivalents of £155 million and finance lease receivables of £4 million. The majority of our debt is denominated in US dollars and euros. Sterling was stronger against the US dollar and euro at the end of the year which decreased net debt overall when translated into sterling. Excluding currency translation effects, net debt increased by £26 million.

Net debt is reconciled as follows:

As at December 31	2022	2023
	£m	£m
Cash & cash equivalents	334	155
Debt	(6,730)	(6,497)
Related derivative financial instruments	(213)	(108)
Finance lease receivables	5	4
Net debt	(6,604)	(6,446)

Liquidity

In June 2023, €750 million of euro denominated term debt was issued with a coupon of 3.75% and a maturity of eight years.

The Group believes that it has ample liquidity and access to debt capital markets, providing the ability to repay or refinance debt as it matures and to fund ongoing requirements. This includes access to a $3.0 billion committed bank facility which provides security of funding for short-term debt, which was undrawn at December 31, 2023. In March 2023 the maturity date of the facility was extended to April 2026.

Contractual Obligations

The contractual obligations of the Group relating to debt and leases at December 31, 2023 analysed by when payments are due, are summarised below.

		Less than			After 5
	Total	1 year	1-3 years	3-5 years	years

	(in millions)
Short-term debt(1)(2)	£(1,331)	£(1,331)	—	—	—
Long-term debt(2)	(6,130)	(129)	(1,588)	(1,348)	(3,065)
Total	£(7,461)	£(1,460)	£(1,588)	£(1,348)	£(3,065)
(1)	Short-term debt primarily comprises term debt issues maturing within one year and commercial paper, and is supported by the $3.0 billion committed bank facility maturing in April 2026 and by the central management of cash and cash equivalents. At December 31, 2023 the committed bank facility was undrawn.

(2)	Short and long-term debt obligations comprise undiscounted principal and interest cash flows. Interest cash flows are calculated by reference to the contractual payment dates and the fixed interest rates (for fixed rate debt) or the relevant forecast interest rates (for floating rate debt).

Information on retirement benefit obligations is set forth in note 6 to the consolidated financial statements under the heading ‘Pension schemes’ on pages 177 to 181 of the RELX Annual Report and Financial Statements 2023 and incorporated herein by reference to Exhibit 15.2.

Off-Balance Sheet Arrangements

Except as disclosed above under “Contractual Obligations”, we have no off-balance sheet arrangements that currently have or are reasonably likely to have a material effect on RELX’s financial condition, results of operations, liquidity, capital expenditure or capital resources.

Treasury Policies

The main treasury risks faced by the Group are liquidity risk, interest rate risk, foreign currency risk and credit risk. The Board agrees overall policy guidelines for managing each of these risks. A summary of these policies is provided in note 17 to the consolidated financial statements under the heading ‘Financial Instruments’ on pages 194 to 200 of the RELX Annual Report and Financial Statements 2023 and incorporated herein by reference to Exhibit 15.2.

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

Further detail on our capital and liquidity management, including material cash requirements and other material commitments, is provided in note 17 to the consolidated financial statements under the heading ‘Financial Instruments’ on pages 194 to 200 of the RELX Annual Report and Financial Statements 2023 and incorporated herein by reference to Exhibit 15.2.

SHORT-TERM DEBT

The Group operates a number of commercial paper programmes that provide flexibility for funding operational requirements on a daily basis, at short notice and at competitive rates. Commercial paper is issued under both US and Euro programmes and guaranteed by RELX PLC. In addition, short-term borrowing facilities are established with local banks to support the daily requirements of businesses operating in certain countries where there may be restrictions on borrowing from affiliates. Term debt in the table below consists of debt with an original maturity of greater than one year and which mature within 12 months of the reporting date. This short-term debt was backed up at December 31, 2023 by the $3.0 billion committed bank facility maturing in 2026. This facility was undrawn at December 31, 2023. The short-term debt programmes are run in conjunction with term debt programmes which comprise the majority of our debt and provide the Group with security of funding.

The average amount and the average interest rate during the year have been calculated by taking the average of the amounts outstanding at each month end (translated to sterling at the respective month end rate) and the average of the interest rate applicable at each month end. Commercial paper issuance reached a maximum month end level of £511 million in September 2023 following cash outflows in respect of shareholder dividends and share repurchases, and short-term loans and overdrafts reached a maximum month end level of £103 million in September 2023 as a result of movements in trading cash flows and acquisition spend. Term debt reached a maximum month end level of £1,189 million in November 2023 as the maturity of the €700 million and €500 million term debt issues both expiring in March 2024 were below 12 months and notice had been given to redeem in December 2023 the $200 million term debt issue that was due to mature in August 2027.

Lease liabilities have been excluded from the balances below.

		2022		2023
		Weighted		Weighted
		average		average
	2022	interest	2023	interest
Short-term debt as at December 31,	(in millions)	rate %	(in millions)	rate %
Commercial paper	£—	—	£179	5.5
Short-term loans and overdrafts	102	7.4	41	5.6
Term debt	701	5.7	1,036	1.9
Total short-term debt	£803	—	£1,256	—

		2022		2023
		Weighted		Weighted
		average		average
	2022	interest	2023	interest
Average short-term debt during the year ended December 31,	(in millions)	rate %	(in millions)	rate %
Commercial paper	£122	2.2	£241	5.2
Short-term loans and overdrafts	68	4.9	83	6.5
Term debt	£527	3.6	£1,061	2.6

	2022	2023
Maximum month end short-term debt	(in millions)	(in millions)
Commercial paper	£345	£511
Short-term loans and overdrafts	102	103
Term debt	£737	£1,189

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

RESEARCH AND DEVELOPMENT

In 2022 and 2023 RELX spent £400 million and £447 million, respectively, in respect of capitalised development costs. This reflects sustained investment in new products. This expenditure was mainly incurred in the United States, the United Kingdom and the Netherlands. For additional information, see note 14 to the consolidated financial statements under the heading ‘Intangible assets’ on pages 190 to 192 of the RELX Annual Report and Financial Statements 2023 and incorporated herein by reference to Exhibit 15.2.

ITEM 6: DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

DIRECTORS

The information on the Directors of RELX PLC as at February 22, 2024 is set forth under the heading ‘Board Directors’ on pages 108 to 109 of the RELX Annual Report and Financial Statements 2023 and incorporated herein by reference to Exhibit 15.2.

As a general rule, Non-Executive Directors serve for an initial term of three years, and are typically expected to be available to serve for a second three-year period. If invited to do so, they may also serve for a third period of three years.

The Directors of RELX PLC as at February 22, 2024 are as follows:

Name (Age)	Function
Erik Engstrom (60)	Executive Director and Chief Executive Officer
Nick Luff (56)	Executive Director and Chief Financial Officer
Paul Walker (66)	Non-Executive Chair(2)(3)(4)
Alistair Cox (62)	Non-Executive Director(1)(2)(4)
June Felix (67)	Non-Executive Director(1)(2)(4)
Charlotte Hogg (53)	Non-Executive Director(1)(4)
Robert MacLeod (59)	Non-Executive Director(2)(3)(4)
Marike van Lier Lels (64)	Non-Executive Director(3)(4)(5)
Andrew Sukawaty (68)	Non-Executive Director(1)(4)
Suzanne Wood (63)	Non-Executive Director(1)(3)(4)
(1)	Member of the Audit Committee.
(2)	Member of the Remuneration Committee.
(3)	Member of the Nominations Committee.
(4)	Member of the Corporate Governance Committee.
(5)	Marike van Lier Lels will retire from the Board with effect from the conclusion of the Annual General Meeting on April 25, 2024, as announced by the Company on February 13, 2024.

The following changes to the RELX PLC Board of Directors took place during the period from January 1, 2023 to December 31, 2023:

Wolfhart Hauser, a Non-Executive Director who held the roles of Senior Independent Director and Chair of the Remuneration Committee and was a member of the Nominations Committee and the Corporate Governance Committee, retired from the Board with effect from the conclusion of the Annual General Meeting on April 20, 2023, having served on the Board for over nine years.

Alistair Cox joined the Board as a Non-Executive Director with effect from the conclusion of the Annual General Meeting on April 20, 2023 and also joined the Audit Committee, Remuneration Committee and Corporate Governance Committee.

Suzanne Wood joined the Nominations Committee and became Senior Independent Director (for the purposes of the UK Corporate Governance Code) with effect from April 20, 2023.

Robert MacLeod became Chair of the Remuneration Committee with effect from April 20, 2023.

On December 8, 2023, RELX PLC announced the appointment of Bianca Tetteroo as a Non-Executive Director, effective July 1, 2024, subject to her election by shareholders at the Annual General Meeting on April 25, 2024.

Biographical details: Bianca Tetteroo (54)

Other appointments: Chief Executive Officer and Chair of the Executive Board of Achmea BV.

Past appointments: Served with Achmea BV for 12 years in a variety of senior executive and financial roles prior to taking up the role of Chief Executive Officer in 2021. Previously spent 13 years with the Fortis Group, working across multiple business lines including banking, insurance and investments. Qualified as a Chartered Accountant at Fortis, prior to which she worked at international accountancy firm, Mazars.

Nationality: Dutch

Experience/skills: Has considerable and relevant international experience and strategic expertise for the RELX Board together with a clear appreciation of the importance of aligning business success and stakeholder interests.

Education: Holds a BSC in Information Management & Accountancy from Nyenrode University.

SENIOR MANAGEMENT

The executive officers, other than Directors, at February 22, 2024 were:

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

COMPENSATION

At the 2020 Annual General Meeting, a remuneration policy was approved, which is incorporated herein by reference to Exhibit 15.3. The 2023 grants were made under the multi-year incentive plans to Executive Directors under this policy.

At the 2023 Annual General Meeting, a new remuneration policy was approved, with the first awards under this new policy to be made in 2024. The new remuneration policy is set out on pages 142 to 148 of the RELX Annual Report and Financial Statements 2023 and is incorporated herein by reference to Exhibit 15.2.

The policy relating to payment for loss of office of Executive Directors and Non-Executive Directors is set out on pages 146 to 147 of Exhibit 15.2 of this Annual Report on Form 20-F and is incorporated herein by reference.

Compensation of Executive Officers

The aggregate compensation (salary, annual incentive, benefits, pension, cash allowance in lieu of pension and dividend equivalents received in respect of shares vested during 2023) paid during 2023 (and in respect of the annual incentive earned in respect of 2023) to those who were executive officers (other than Directors) of RELX during the year ended December 31, 2023 was £3,240,326 which included contributions made to the pension plans in respect of such officers of £16,727.

The executive officers participate in an annual incentive plan (“AIP”) which is based on financial targets and individual key performance objectives measured over a one-year period. The resulting AIP payout comprises a cash payout in March following the end of the relevant financial year (2/3rds) and deferred shares (1/3rd) which are released to participants after three years. The 2023 aggregate compensation for executive officers includes both the cash and the deferred share elements of the 2023 AIP.

In 2023, we also granted conditional share awards to the executive officers under the LTIP 2013 (as defined below) (see “— Share Ownership — Share Ownership by Directors and Executive Officers” below).

ANNUAL REMUNERATION REPORT

The Annual Remuneration Report is set out on pages 130 to 141 of the RELX Annual Report and Financial Statements 2023 and is incorporated herein by reference to Exhibit 15.2.

SHARE OWNERSHIP

Executive Directors’ Multi-Year Incentive Interests

This information is set forth under the heading ‘Multi-year incentive interests’ on pages 136 to 137 of the RELX Annual Report and Financial Statements 2023 and incorporated herein by reference to Exhibit 15.2.

Equity-Based Plans

As of December 31, 2023, we operated and/or had awards outstanding under a number of equity-based plans as follows:

(i)	All-Employee Equity-Based Plans

The following four plans are local all-employee equity based plans:

(a)	UK SAYE Share Option Scheme (“SAYE Scheme 2013”) and ShareSave 2023

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

As the plan was expiring, a replacement plan, ShareSave 2023, was approved at the 2023 AGM on the same terms as above. Awards were made under this plan in 2023, for a savings period of three years.

The Executive Directors have waived their right to participate in the SAYE Scheme 2013 and ShareSave 2023.

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

All employees of RELX Nederland BV and participating companies under its control who are neither in their probation period nor under notice at the date of invitation and who are in receipt of salary via a Dutch payroll are entitled to participate in the DSPP. Each cycle of the DSPP operates on a standalone basis and eligibility is assessed for each cycle that is offered. The 2023 cycle of the DSPP launched in February 2023 and completed in December 2023.

Participating employees make monthly contributions out of net salary which are used to purchase RELX PLC shares, listed on Euronext Amsterdam (investment shares). Minimum and maximum annual contribution amounts apply to each cycle. In 2023, the minimum annual contribution amount was €250 and the maximum annual contribution amount was €6,000. At the end of the 2023 DSPP cycle, participants who were still in RELX employment, and who had not sold any of the investment shares purchased during the year, received matching shares from RELX equal to 20% of the investment shares purchased during 2023. Investment shares acquired under the DSPP accrue normal RELX dividends which are automatically reinvested into additional RELX PLC shares.

The Executive Directors are not eligible to participate in the DSPP.

(d)	Employee Share Purchase Plan 2023 (“ESPP 2023”)

At the 2023 AGM, approval was sought for a new all employee plan in the US, the Employee Share Purchase Plan 2023 (“ESPP 2023”). The ESPP 2023 offers eligible US employees the opportunity to acquire RELX American Depositary Receipts (ADRs) at a discount. The ESPP 2023 is designed to comply with section 423 (b) of the US Internal Revenue Code of 1986. Employees of participating US subsidiaries of RELX PLC are eligible to participate. Participation may exclude certain employees, within the limits of the IRS Code, based on their period of continuous employment, weekly or annual hours or if they are highly compensated.

Minimum and maximum annual contribution amounts apply to each cycle. For the first award, the minimum annual contribution amount will be $300 and the maximum $6,000. The upper limit in the ESPP rules is the IRS Code limit, currently $25,000 per year. The award is made in the form of an option to acquire ADRs at a fixed price which may be set at a discount (of up to 15%) to the market value of the ADRs at the date of grant or exercise. At the end of the contribution period, the options will be exercised unless the employee chooses to withdraw.

The Executive Directors are not eligible to participate in the ESPP 2023.

(ii)	Executive Equity-Based Plans

Our executive equity-based plans comprise:

(a)	Long-term incentive plan 2013 (“LTIP 2013”)

The LTIP 2013 applies to senior executives (including executive officers and the Executive Directors). Awards may be granted as performance share awards or nil-cost options but it is currently intended to only grant performance share awards. Awards vest subject to performance measured over three financial years. Awards may be satisfied with new issue shares, a transfer of treasury shares or shares purchased in the market, but it is currently intended to continue the existing practice of satisfying awards with shares purchased in the market. The performance measures and targets applicable to awards granted in 2023 under this plan are detailed in the table below. The vesting of awards is also subject to participants meeting a minimum shareholding requirement and continued employment (except for certain categories of approved leavers). Dividend equivalents accrue over the performance period and are paid out in cash at the end to the extent that the awards vest. Further, shares vested from awards granted to the Executive Directors in 2016 and 2017 are subject to a further six months holding period post vesting which has been increased to two years for shares vested from awards granted to the Executive Directors from 2018 onwards.

LTIP: 2023-2025 cycle

Vesting is dependent on three separate performance measures: a total shareholder return (“TSR”) measure (comprising three comparator groups), an EPS measure and a return on invested capital (“ROIC”) measure, weighted 20%:40%:40% respectively and assessed independently.(1)

Vesting percentage of each third	TSR ranking within the relevant
of the TSR tranche(2)	TSR comparator group
0%	below median
25%	median
100%	upper quartile
(1)	The calculation methodology for TSR, EPS and ROIC is set out in the 2013 Notice of Annual General Meeting, which can be found on our website, www.relx.com. The information on our website is not incorporated by reference into this Annual Report on Form 20-F.

Each comparator group comprises around 50 companies. The companies for the 2023-25 LTIP cycle were selected on the same basis as the comparator groups for prior cycles under this plan.

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

No grants under ESOS 2013 were made to Executive Directors in 2023. Vested awards held by the executives and Directors remain exercisable, as applicable.

(c)	Retention Share Plan (“RSP”) and Restricted Share Plan (“RSP 2014”)

The RSP was used to facilitate the grant of one-off awards of restricted shares, where appropriate, to senior new hires for example, to buy out share-based awards from previous employment. The restricted shares which have been awarded will be satisfied by shares purchased in the market and Executive Directors are not eligible to participate. In 2014, the RSP 2014 replaced the RSP for the type of awards described above.

Since 2006, employees eligible to participate in the ESOS 2013 (see (b) above), other than Executive Directors, have been able to choose prior to the date of grant whether to receive all or part of their grant in the form of restricted shares based on a pre-determined conversion ratio of one share for every five options that would otherwise be granted to them under ESOS. The RSP is the vehicle used to deliver the award of such restricted shares. The restricted shares vest after the expiry of three years from the date of grant, subject to the participant remaining employed by us or a participating company under our control. The restricted shares awarded are satisfied by shares purchased in the market.

(d)	Long-term incentive plan (“LTIP 2023”)

The rules of the LTIP 2013 expired at the 2023 AGM. Shareholder approved new rules for a replacement plan at the 2023 AGM on substantially the same terms. The LTIP 2023 applies to senior executives (including executive officers and the Executive Directors). Awards are granted as a right to receive shares without payment, which normally vest subject to performance measured over three financial years. Awards may be satisfied with new issue shares, a transfer of treasury shares or shares purchased in the market, but it is currently intended to continue the existing practice of satisfying awards with shares purchased in the market. The vesting of awards is also subject to participants meeting a minimum shareholding requirement and continued employment (except for certain categories of approved leavers). Dividend equivalents accrue over the performance period and are paid out in cash at the end to the extent that the awards vest. Shares vested from awards granted to the Executive Directors are subject to a further two years holding period post vesting.

The first awards under this plan were granted after the 2023 AGM.

(e)	Executive Share Ownership Scheme (“ESOS 2023”)

This plan effectively replaces and combines the ESOS 2013 and RSP 2014 under a single plan. Under ESOS 2023, eligible employees may be granted options (at market value or nil cost) over RELX PLC ordinary shares or ADRs. Awards may also be granted as a right to receive shares without payment. The normal vesting period will be three years. Market value options remain exercisable, subject to continued employment, until the tenth anniversary of grant. Awards may be satisfied with new issue shares, a transfer of treasury shares or shares purchased in the market, but it is currently intended to continue the existing practice of satisfying options with new issue shares and share awards with market purchased shares.

Executive Directors are not eligible to receive awards under the ESOS 2023 except in exceptional circumstances and subject to the applicable remuneration policy (for example, on recruitment, to satisfy buy-out of awards forfeited from a previous employer).

The first awards under this plan were granted after the 2023 AGM.

Share Options and Conditional Share Awards

At February 14, 2024 the total number of shares subject to outstanding options was:

	Number of
	outstanding	Options over	Option price
	options	shares	range
UK SAYE Scheme	2,022,831	RELX PLC	£13.168-19.76
Netherlands Convertible Debenture Stock Scheme	377,548	RELX PLC	€13.735 -19.39
ESPP	303,806	RELX PLC	$33.473
ESOS	6,972,418	RELX PLC	£9.245-26.05
	1,201,098	RELX PLC	€10.286-17.785

Share options are expected, upon exercise, to be met by the issue of new ordinary shares.

At February 14, 2024 the following conditional share awards were also outstanding:

	Number of
	outstanding	Awards over
	awards	shares in
LTIP	5,645,491	RELX PLC
RSP	1,029,941	RELX PLC

Share Ownership by Directors and Executive Officers

The interests of those individuals who were Directors of RELX PLC as at December 31, 2023 in the issued share capital of RELX PLC at the beginning and end of the year are shown under the heading ‘Statement of Directors’ shareholdings and other share interests’ on page 135 of the RELX Annual Report and Financial Statements 2023 and incorporated herein by reference to Exhibit 15.2.

The interests of the current Executive Directors of RELX PLC in the issued share capital of RELX PLC as at February 21, 2024 were:

Interest in
RELX
PLC shares
Erik Engstrom	1,175,520
Nick Luff	286,267
*	Comprises ordinary shares and ADRs.

The following table indicates the total aggregate number of RELX PLC securities beneficially owned (comprising ordinary shares and ADRs) and the total aggregate number of share options (comprising ordinary shares only) and conditional share awards (comprising ordinary shares and ADRs) held by the executive officers (other than Directors) of the Company in office as of February 14, 2024:

		RELX	RELX
		PLC £	PLC €	RELX
		ordinary	ordinary	PLC
		shares	shares	conditional
	RELX PLC	subject to	subject to	share
	shares	options	options	awards
Executive officers (other than Directors)	631,777	33,595	33,957	315,631

The options over RELX PLC pound sterling denominated ordinary shares included in the above table are exercisable at prices ranging from £11.52 to £19.766 per share between the 3rd anniversary of their respective grant date and 2027 (except for SAYE options which will be exercisable for six months from the respective maturity date). The options over RELX PLC Euro denominated ordinary shares included in the above table are exercisable at prices ranging from €15.003 to €16.7225 per share between the 3rd anniversary of their respective grant date and 2027. The RELX PLC conditional share awards included in the above table will vest between 2024 and 2026.

In 2023, we granted a total of 96,251 conditional share awards to the executive officers under the LTIP 2013 (which is described above under “Executive Equity-Based Plans”).

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

For additional information regarding the Board membership positions and executive officer positions within the Group, see “Directors” on page 28 and “Senior Management” on page 29. Details of the membership of the Audit Committee and details of the membership of the Remuneration Committee are given under “Directors” on page 28.

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

EMPLOYEES

The number of people employed is disclosed in note 5 to the consolidated financial statements under the heading ‘Personnel’ on page 176 of the RELX Annual Report and Financial Statements 2023 and incorporated herein by reference to Exhibit 15.2.

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

ITEM 7: MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

As at February 22, 2024, we had been notified by the following shareholders that they held an interest of 3% or more in voting rights(1) of the issued share capital of RELX PLC. The number of shares and percentage interests stated below are as disclosed at the date on which the interests were notified to us:

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

At December 31, 2023, there were 73 ordinary shareholders with a registered address in the United States, holding 70,377,956 ordinary shares of RELX PLC, representing 3.69% of the total number of ordinary shares issued. This includes Citibank N.A., depositary for RELX PLC’s ADR programme, which held 70,287,860 ordinary shares of RELX PLC, representing 3.69% of the total number of ordinary shares issued. At December 31, 2023, there were 161 registered ADR holders (holding together 47,369 ADRs), who all have a registered address in the United States, representing less than 0.01% of the total number of ordinary shares issued.

RELX PLC is not aware of any arrangements the operation of which may at a subsequent date result in a change in control of RELX PLC. The major shareholders of RELX PLC do not have different voting rights to other ordinary shareholders.

RELATED PARTY TRANSACTIONS

Transactions with joint ventures and key management personnel, comprising the Executive and Non-Executive Directors of RELX PLC, are set out in note 25 to the consolidated financial statements under the heading ‘Related party transactions’ on page 206 of the RELX Annual Report and Financial Statements 2023 and is incorporated herein by reference to Exhibit 15.2.

Further details of remuneration of key management personnel are set out in “Item 6: Directors, Senior Management and Employees”.

ITEM 8: FINANCIAL INFORMATION

FINANCIAL STATEMENTS

See “Item 18: Financial Statements”, incorporated herein by reference.

DIVIDEND POLICY

The dividend policy of RELX PLC is, over the longer term, to grow dividends broadly in line with adjusted earnings per share paying out approximately half of adjusted earnings in dividend each year.

LEGAL PROCEEDINGS

Various of RELX PLC’s subsidiaries operating in the United States have been the subject of regulatory actions and legal proceedings relating to alleged non-compliance with privacy, data protection and consumer protection laws and regulations regarding the obtaining and disclosure by such subsidiaries of personal information of the individuals involved, as well as historic data security incidents, pursuant to which unauthorised persons were alleged to have obtained personal information from our databases. These types of actions and investigations are generally settled, with the substantial portion of any cash payments agreed to be paid by these subsidiaries being reimbursed by insurance and third-party indemnities. The regulatory settlements generally require comprehensive data security programmes, submissions of regulatory reports and on-going monitoring by independent third parties to ensure our compliance with the terms of those settlements. While the costs of such compliance and on-going monitoring will be borne by us, neither the costs of compliance nor the costs of such on-going monitoring are expected to have a material adverse effect on our financial position or the results of our operations.

Various of RELX PLC’s subsidiaries offer products that require that we meet certain obligations in connection with the disclosure of information. Certain of these laws further provide for statutory penalties and attorneys’ fees for non-compliance. In the normal course of its business, Risk deals with individual and class action lawsuits claiming violation of one or more of these statutes. Other than pending matters, to date, these cases have either been settled or successfully defended with a substantial portion of cash payments agreed to be paid by our insurance providers. These lawsuits have not had, and are not expected to have, a material adverse effect on our financial position or the results of our operations.

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

Company’s Objects

RELX PLC’s objects are unrestricted.

Share Capital

As at December 31, 2023 the Company’s issued ordinary share capital comprised 1,906,907,605 shares of 14 51/116p and the number of shares held in treasury totaled 25.4 million. Of these, 5.7 million ordinary shares were held by the Employee Benefit Trust and 19.7 million ordinary shares were held in treasury by RELX PLC. During 2023, RELX PLC bought back a total of 30.9 million ordinary shares to be held in treasury pursuant to the authority given by shareholders at the Annual General Meeting held on April 20, 2023, and the previous authority given by shareholders at the Annual General Meeting held on April 21, 2022. On December 7, 2023, RELX PLC cancelled 31 million ordinary shares held in treasury. These share purchases and cancellations are reflected in the number of ordinary shares held in treasury at, December 31, 2023. All share capital is fully paid up.

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

Borrowing powers

Subject to the Companies Act, the Board may exercise all the powers of RELX PLC to borrow money, guarantee, indemnify, mortgage or charge its undertaking, property, assets (present and future) and uncalled capital and to issue debentures and other securities whether outright or as collateral security for any debt, liability or obligation of RELX PLC or of any third-party. Without the authority of an ordinary resolution the directors are prohibited from borrowing in excess of an amount equal to the higher of (i) £12,000,000,000 and (ii) two and a half times the adjusted total of capital and reserves.

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

TAXATION

The following discussion is a summary under present law and tax authority practice of the material UK and US federal income tax considerations relevant to the purchase, ownership and disposal of RELX PLC ordinary shares or ADSs. This discussion applies to you only if you are a US holder, you hold your ordinary shares or ADSs as capital assets and you use the US dollar as your functional currency. It does not address the tax treatment of US holders subject to special rules, such as banks and other financial institutions, dealers or traders in securities or currencies, insurance companies, real estate investment trusts, persons subject to the rules relating to the timing of income inclusions in accordance with applicable financial statements, regulated investment companies, traders in securities that elect to mark-to-market, tax-exempt entities, persons liable for alternative minimum tax, pass-through entities for US federal income tax purposes (including entities treated as partnerships or S-corporations for such purposes), holders which own (actually or constructively) 10% or more of RELX PLC shares (as measured by vote or value), persons holding ordinary shares or ADSs as part of a hedging, straddle, conversion or constructive sale transaction, or persons that are resident or domiciled in the United Kingdom (or who have ceased to be resident in the United Kingdom or became treated as resident outside the United Kingdom for the purpose of a double tax treaty within the past five years of assessment). The summary also does not discuss the US federal alternative minimum tax, US estate and gift tax laws, the tax laws of particular states or localities in the United States or the Medicare tax on net investment income.

This summary does not consider your particular circumstances. It is not a substitute for tax advice. We urge you to consult your own independent tax advisors about the income, capital gains and/or transfer tax consequences to you in light of your particular circumstances of purchasing, holding and disposing of ordinary shares or ADSs.

As used in this discussion, “US holder” means a beneficial owner of ordinary shares or ADSs that is for US federal income tax purposes: (i) an individual US citizen or resident, (ii) a corporation (or other entity treated as a corporation) created or organised under the laws of the United States, any state thereof or the District of Columbia, (iii) a trust (a) that is subject to the control of one or more US persons and the primary supervision of a US court or (b) that has a valid election in effect under US Treasury regulations to be treated as a US person or (iv) an estate the income of which is subject to US federal income taxation regardless of its source.

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

UK Stamp Duty and Stamp Duty Reserve Tax

Current UK law includes a provision whereby UK stamp duty reserve tax (SDRT) or UK stamp duty is payable upon the transfer or issue of RELX PLC ordinary shares to the depositary in exchange for RELX PLC ADSs evidenced by ADRs. For this purpose, the current rate of stamp duty and SDRT is 1.5%, applied, in each case, to: (i) the issue price when the ordinary shares are issued; (ii) the amount or value of the consideration where shares are transferred for consideration in money or money’s worth; or (iii) the value of the ordinary shares in any other case. Following certain EU litigation, HMRC accepted that they would no longer seek to apply the 1.5% SDRT charge on an issue of shares into a clearance service or depositary receipt system (or a transfer of shares into a clearance service or depositary receipt system, where such transfer is integral to the raising of capital by the company concerned) on the basis that the charge was not compatible with EU law. Following the UK’s departure from the EU, such pre-existing EU law rights, recognised in litigation, were preserved as a domestic law matter following the end of the implementation period on December 31, 2020 pursuant to provisions of the UK European Union (Withdrawal) Act 2018. In addition, however, on June 29, 2023 the UK Retained EU Law (Revocation and Reform) Act was enacted, which had the effect that such pre-existing EU law rights, recognised in litigation, would (that is, absent the exercise of a regulation-making power to restate or reproduce such rights in domestic law) cease to be recognised after December 31, 2023.

The Finance Bill 2023-4, which passed the House of Commons on February 5, 2024 and is thus expected to be enacted in early 2024, makes provision to ensure it continues to be the case, notwithstanding the effect of the EU Law (Revocation and Reform) Act 2023, that stamp duty or SDRT of 1.5% is not payable in relation to (i) issues of shares into depositary receipt systems and clearance services and (ii) transfers of shares into a clearance service or depositary receipt system, where such transfer is integral to the raising of new capital by the company concerned. The Finance Bill 2023-4 also includes an additional exemption for ‘qualifying listing arrangements’ where shares are transferred (without a change in beneficial ownership) in connection with the listing of such shares on a recognised stock exchange. These measures have had provisional effect from January 1, 2024 under a Ways and Means resolution of the House of Commons passed on November 27, 2023 and given effect under section 1 of the Provisional Collection of Taxes Act 1968 and section 50 of the Finance Act 1973. The Finance Bill 2023-4, once enacted, will give permanent legislative effect to the proposed measures, which would otherwise cease to have effect.

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

Inheritance tax

Subject to certain provisions relating to trusts and settlements, RELX PLC ordinary shares or ADSs held by an individual shareholder who is domiciled in the United States for the purposes of the Convention between the United States and the United Kingdom relating to estate and gift taxes and is not a UK national as defined in the Convention will not generally be subject to UK inheritance tax on the individual’s death (whether held on the date of death or gifted during the individual’s lifetime, and provided any applicable US federal gift or estate tax liability is paid), except where the ordinary share or ADS is part of the business property of a UK permanent establishment or pertains to a UK fixed base of an individual who performs independent personal services.

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

Our management of the above market risks is described in further detail in note 17 to the consolidated financial statements under the heading ‘Financial Instruments’ on pages 194 to 200 and in note 21 under the heading ‘Debt’ on pages 201 to 202 of the RELX Annual Report and Financial Statements 2023 and incorporated herein by reference to Exhibit 15.2.

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

The fair values of interest rate swaps and forward foreign exchange contracts set out below represent the replacement costs calculated using market rates of interest and exchange at December 31, 2023. The fair value of long-term debt has been calculated by discounting expected future cash flows at market rates.

Our use of financial instruments and our accounting policies for financial instruments are described more fully in note 17 to the consolidated financial statements under the heading ‘Financial Instruments’ on pages 194 to 200 of the RELX Annual Report and Financial Statements 2023 and are incorporated herein by reference to Exhibit 15.2.

(a) Interest Rate Risk

The following sensitivity analysis assumes an immediate 100 basis point change in interest rates for all currencies and maturities from their levels at December 31, 2023 with all other variables held constant.

	Fair Value	Fair Value Change		Fair Value	Fair Value Change
	December 31,	+100	-100	December 31,	+100	-100
Financial Instrument	2022	basis points	basis points	2023	basis points	basis points
	(In millions)			(In millions)
Short-term debt	£(102)	£—	£—	£(220)	£—	£—
Long-term debt (including current portion)	(6,476)	211	(226)	(6,229)	231	(248)
Interest rate swaps (swapping fixed rate to floating)	(216)	(84)	90	(112)	(104)	112

A 100 basis point change in interest rates would not result in a material change to the fair value of other financial instruments.

At December 31, 2023, 57% of gross debt was at fixed rate. A 100 basis point reduction in interest rates would result in an estimated decrease in net finance costs of £25 million and £26 million in 2022 and 2023, respectively, based on the composition of financial instruments including cash, cash equivalents, bank loans and commercial paper debt at December 31, 2022 and December 31, 2023, respectively. A 100 basis points rise in interest rates would result in an estimated increase in net finance costs of £25 million and £26 million in 2022 and 2023, respectively.

(b) Foreign Exchange Rate Risk

The following sensitivity analysis assumes an immediate 10% change in all foreign currency exchange rates against sterling from their levels at December 31, 2023 with all other variables held constant. A +10% change indicates a strengthening of the currency against sterling and a -10% change indicates a weakening of the currency against sterling.

	Fair Value			Fair Value
	December 31,	Fair Value Change		December 31,	Fair Value Change
Financial Instrument	2022	+10%	-10%	2023	+10%	-10%
	(In millions)			(In millions)
Cash and cash equivalents	£334	£32	£(32)	£155	£15	£(15)
Short-term debt	(102)	(10)	10	(220)	(22)	22
Long-term debt (including current portion)	(6,476)	(644)	644	(6,229)	(620)	620
Finance lease receivables	5	—	—	4	—	—
Interest rate swaps (including cross currency interest rate swaps)	(216)	(22)	22	(112)	(11)	11
Forward foreign exchange contracts	(21)	(82)	82	46	(173)	173

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

From January 1, 2023 to February 22, 2024, we received a reimbursement of $175,000, net of withheld taxes, from the depositary for New York Stock Exchange listing fees, investor relations expenses and other programme related expenses, in connection with the ADR facility.

PART II

ITEM 15: CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

RELX PLC is required to comply with applicable US regulations, including the US Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), insofar as they apply to foreign private issuers. Accordingly, RELX PLC has established a Disclosure Committee comprising the company secretary of RELX PLC and other senior RELX managers appointed to provide assurance to the Chief Executive Officer and Chief Financial Officer of RELX PLC. The committee has reviewed and evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2023. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer of RELX PLC have concluded that the disclosure controls and procedures for RELX PLC are effective as of the end of the period covered by this Annual Report on Form 20-F.

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

Management conducted an evaluation of the effectiveness of its internal controls over financial reporting based on the framework in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that the internal controls over financial reporting of RELX PLC were effective as of December 31, 2023.

Certifications by the Chief Executive Officer and Chief Financial Officer of RELX PLC as required by the Sarbanes-Oxley Act are submitted as exhibits to this Annual Report on Form 20-F (see “Item 19: Exhibits” on pages S-3 and S-4).

Ernst & Young LLP have audited the consolidated financial statements for the fiscal year ended December 31, 2023 and have audited the effectiveness of internal controls over financial reporting as at December 31, 2023. Their report in respect of RELX is included herein.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of RELX PLC

Opinion on Internal Control over Financial Reporting

We have audited RELX PLC’s (the ‘Group’s’) internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), (the COSO criteria). In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Group as at December 31, 2023 and 2022, and the related consolidated income statement, statement of comprehensive income, statement of cash flows, and statement of changes in equity for each of the three years in the period ended December 31, 2023, and the related notes of the Group and our report dated February 14, 2024 expressed an unqualified opinion thereon.

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

February 14, 2024

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

The Board of RELX PLC has adopted a schedule of matters which are required to be brought to it for decision. During 2023, the Board of RELX PLC exercised a supervisory role over the activities and systems of internal control of the Group.

The RELX PLC Audit Committee met on a regular basis to review the systems of internal control and risk management of the Group.

Audit Committee

RELX PLC has an Audit Committee which comprise only Non-Executive Directors, all of whom are independent. The Audit Committee, which meets regularly, was chaired by Suzanne Wood, the other members being Alistair Cox, June Felix, Charlotte Hogg and Andrew Sukawaty.

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

ITEM 16B: CODES OF ETHICS

The Group has adopted a code of ethics (Code of Ethics and Business Conduct) that applies to all directors, officers and employees of the Group, as well as a separate code of ethics (Code of Ethics for Senior Financial Officers) that also applies to RELX PLC’s principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions (collectively, the “Senior Financial Officers”). Both of these codes of ethics are available under “Policies” of the Corporate Responsibility page at www.relx.com. The information on our website is not incorporated by reference into this Annual Report on Form 20-F. If the Code for Senior Financial Officers is amended or a provision waived, we intend to satisfy any disclosure obligations by posting information on the internet website set forth above within five business days of such amendment or waiver. In June 2021, we amended the Code for Senior Financial Officers to address the speed of violation reporting, required cooperation with investigations of violations, the individuals and activities covered by the Code’s conflict of interest and undue influence provisions and necessary procedures to obtain waivers under the Code.

ITEM 16C: PRINCIPAL ACCOUNTANT FEES AND SERVICES

The aggregate fees billed by our principal accountant, Ernst & Young LLP, are set forth in note 4 to the consolidated financial statements under the heading ‘Auditor’s remuneration’ on page 176 of the RELX Annual Report and Financial Statements 2023 and incorporated herein by reference to Exhibit 15.2.

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

The auditors are not permitted to provide non-audit services that would compromise their independence or violate any laws or regulations that would affect their appointment as auditors. They are eligible for selection to provide non-audit services only to the extent that their skills and experience make them a logical supplier of the services. The Chair of the Audit Committee must pre-approve the provision of all non-audit services by the auditors and will consider SEC rules and other guidelines in determining the scope of permitted services. All assignments other than audit-related work must be specifically pre-approved by the Audit Committee in advance of commissioning the work. Aggregate non-audit fees must not exceed the annual audit fees in any given year, unless approved in advance by the Audit Committee. All of the audit and non-audit services carried out in the year ended December 31, 2023 were pre-approved under the policies and procedures summarised above.

ITEM 16E: PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

During 2023, the Group repurchased a total of 30.9 million shares for total consideration of £800 million ($992 million) to be held in treasury.

During 2022 and 2023, the Employee Benefit Trust purchased 2.2 million and 2.0 million RELX PLC shares, respectively, in order to satisfy awards under our equity-based plans as described in “Item 6: Directors, Senior Management and Employees — Share Ownership”.

				Approximate
				maximum
			Total shares	value
			repurchased	of shares that
			under	may yet be
	Number of	Average price	publicly	purchased
	ordinary	paid per	announced	under the
	shares	share	programmes	programmes
January 2023(1)	4,414,183	2,381p	4,414,183	£45 million
February 2023(2)(3)	5,164,160	2,495p	3,199,911	£616 million
March 2023(4)	4,401,993	2,573p	4,401,993	£502 million
April 2023(4)	3,086,979	2,663p	3,086,979	£420 million
May 2023(4)	3,402,008	2,500p	3,402,008	£335 million
June 2023(4)	3,273,298	2,602p	3,273,298	£250 million
July 2023(4)	2,235,578	2,568p	2,235,578	£193 million
August 2023(4)	1,826,235	2,564p	1,826,235	£146 million
September 2023(4)	1,631,522	2,744p	1,631,522	£101 million
October 2023(4)	1,660,705	2,874p	1,660,705	£53 million
November 2023(4)	1,520,519	2,976p	1,520,519	£8 million
December 2023(2)(4)(5)	259,205	3,094p	259,195	£150 million
	32,876,385		30,912,126
(1)	Includes amounts purchased under the £150 million ($186 million) non-discretionary buyback programme announced December 9, 2022.
(2)	Includes shares purchased to satisfy awards under our equity-based plans as described in “Item 6: Directors, Senior Management and Employees — Share Ownership”.
(3)	Includes amounts purchased under the £150 million ($186 million) non-discretionary buyback programme announced December 9, 2022 and the £650 million ($806 million) non-discretionary programme announced February 16, 2023.
(4)	Includes amounts purchased under the £650 million ($806 million) non-discretionary buyback programme announced February 16, 2023. This non-discretionary buyback programme was completed on December 6, 2023.
(5)	On December 8, 2023 RELX announced a non-discretionary buyback programme to repurchase further ordinary shares up to the value of £150 million ($186 million) in total between January 2, 2024 and February 9, 2024. A further 4.6 million RELX PLC shares have been purchased as at February 14, 2024, under this programme.

On February 15, 2024 RELX PLC announced its intention to repurchase further ordinary shares up to the value of £850 million ($1,054 million) over the remainder of 2024.

ITEM 16G: CORPORATE GOVERNANCE

Details of our corporate governance practices are set out on page 52 of “Item 15: Controls and Procedures”.

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

ITEM 16K: CYBERSECURITY

Cybersecurity – Risk Management and Strategy

RELX takes measures to assess, identify, and manage material risks from cybersecurity threats, including the following:

●	We have established security programmes which are constantly reviewed and updated to address developments in the threat landscape with the aim of ensuring our ability to prevent, respond to and recover from a cybersecurity attack, that data is protected and our business infrastructures and those of our third-party service providers continue to operate.
●	We have governance mechanisms in place to design and monitor common policies and standards across our businesses.
●	We invest in appropriate technological and physical controls which are applied across the enterprise in a risk-based security programme which operates at the infrastructure, application, and user levels. These controls include, but are not limited to, infrastructure vulnerability management, application scanning and penetration testing, network segmentation, encryption and logging and monitoring.
●	We provide regular training and communication initiatives to establish and maintain awareness of risks at all levels of our businesses.
●	We have appropriate incident response plans to respond to threats and attacks which include procedures to recover and restore data and applications in the event of an attack.
●	We maintain appropriate information security policies and contractual requirements for our businesses and run programmes monitoring the application of our data security and resilience policies by third-party service providers.
●	We use independent internal and third-party auditors to test, evaluate, and help enhance our procedures and controls.
●	We continuously monitor the global regulatory landscape to identify emerging cybersecurity, data protection and privacy laws, and, as needed, create implementation plans to comply with them.
●	We procure appropriate cybersecurity insurance to mitigate the potential losses arising from a cybersecurity incident.

RELX has a well-embedded risk management framework based on the Internal Control-Integrated Framework (2013) by the Committee of Sponsoring Organisations of the Treadway Commission (COSO). Through this framework, risks are identified, assessed, mitigated, and monitored in an effective and consistent way across its businesses. RELX uses the 3 Lines of Defence model and aligns its risk management and internal control systems with the COSO framework. Business Areas maintain risk management and internal control systems which are appropriate to the nature and scale of their activities and address all significant strategic, operational, financial, cybersecurity, legal, regulatory compliance, and reputational risks that they face.

RELX risk management is integrated in the management of the business, with a robust semiannual risk assessment process in place and overseen by the Head of Group Insurance and Risk. The approach is designed to ensure a high level of awareness on risk matters, including emerging risks, thorough identification of risks, and consideration of appropriate mitigating controls including an evaluation of their effectiveness. Every business unit of significance and each corporate function within RELX is part of this process. Internal Audit and Assurance (IAA) performs internal audits and assesses the effectiveness of controls and management responsiveness to identified risks. Prioritisation of audits on the audit plan are informed by the risk assessment. The audit findings and required remediation are documented for key stakeholders and reported to and discussed with the RELX PLC Audit Committee.

The cybersecurity risk framework aligns with and feeds into the enterprise risk management framework. Specifically, the RELX Information Security Council (ISC), chaired by the Head of Information Assurance and Data Protection, has established and integrated processes to measure risk in each RELX business using qualitative and quantitative measures, including the factoring of industry risk events, attacks on RELX systems, and the investigation, remediation, and cost of incidents within each business. The risk assessment results drive future cybersecurity programme priorities within RELX and its businesses.

In support of these measures, RELX has built skilled cybersecurity teams. Members of the RELX cybersecurity teams have extensive experience and maintain industry certifications such as the Certified Information Systems Security Professional (CISSP), Certified Information Security Manager (CISM), Certified Ethical Hacker (CEH), The SANS Institute Global Information Assurance Certification (SANS GIAC), Certified Information Privacy Professional (CIPP), and Certified Information Security Auditor (CISA).

As noted above, the Company from time to time engages with independent consultants and auditors to assess distinct elements of its cybersecurity program, including a biennial third-party audit of products and services which incorporate sensitive personally identifiable information. The Company also periodically completes ISO 27001 certifications, SOC 2 audit reports, and NIST Cyber Security Framework assessments for its businesses. In further support of its cybersecurity programme, the Company regularly engages independent researchers and penetration testers; and implements bug bounty programmes to proactively identity potential vulnerabilities and further mitigate risk.

The Company has defined and implemented a Third Party Provider Policy that includes the assessment of cybersecurity risk from third-party service providers (suppliers) ; the evaluation of such risk using industry standard criteria such as audit reports, certifications, and interviews; the mitigation or acceptance by management of residual risk from the engagement of the supplier; and periodic re-assessments of the supplier. The Company has established business continuity plans pursuant to a comprehensive business continuity programme aimed at reducing disruption in the event of a significant cybersecurity failure by a supplier. The Company additionally uses threat intelligence services to identify suppliers that have had significant cybersecurity incidents and ensures that the supplier has appropriately mitigated the root causes of that incident. The Company has also established a formal supplier resilience programme to identify and manage critical suppliers across the business. The Company includes cybersecurity contractual provisions with suppliers to address prevention, detection, notice obligations, communication protocols, and recovery steps.

For a description of how risks from cybersecurity threats could materially affect RELX, including its business strategy, results of operations or financial condition, see “Item 3: Key Information—Risk Factors—Compromises of our cyber security systems and other unauthorised access to our databases, could adversely affect our business and operations” which is incorporated by reference into this Item 16K.

Cybersecurity – Governance

The RELX PLC Board monitors the internal control and risk management systems and performs an annual assessment of their effectiveness. With respect to cybersecurity:

●	The Head of Information Assurance & Data Protection updates the RELX Board of Directors semiannually on the state of the Company’s cybersecurity program. These updates consist of, but are not limited to, a discussion of the industry threat landscape and implications for the Company; an explanation of the current cybersecurity risk assessment for the Company; a description of key incidents, lessons learned, and new initiatives in the reporting period; a summary of key operational metrics; and focus areas and initiatives to mitigate current and future cybersecurity threats for the Company.

●	The CTO Forum, defined below, updates the RELX Board of Directors annually, primarily on technology which includes key cybersecurity implications of technology projects.

In addition, as noted above, the RELX PLC Audit Committee receives and discusses the IAA’s audit findings, which may include cybersecurity matters.

The Chief Legal Officer and Company Secretary (CLO) and the Chief Financial Officer (CFO) are the senior management members who have primary responsibility for assessing and managing cybersecurity risks. As such, the Company’s risk assessment, internal audit, information assurance, and incident response organisations report into either the CLO or CFO. The CLO and CFO determine whether an incident is sufficiently serious to be referred to the RELX Disclosure Committee, comprising the Company Secretary and other senior managers, for consultation on required public disclosure.

The Company has established three cross-functional senior-level forums which further coordinate governance over the technology which supports the mitigation of cybersecurity risks: the ISC , the RELX Technology Forum (CTO Forum), and the Security Governing Committee (SGC). Additionally, the RELX Head of Information Assurance & Data Protection periodically updates the CLO, CFO, and other senior management members on cybersecurity risks.

ISC

The ISC comprises the RELX Head of Information Assurance & Data Protection (Chair) and the Chief Information Security Officer (CISO) from each of the RELX divisions - Risk, Scientific, Technical & Medical, Legal, and Exhibitions. ISC members have extensive experience in cybersecurity and contribute extensively to industry cybersecurity threat sharing groups such as FS-ISAC . They have published and spoken extensively on relevant topics at industry events such as RSAC USA and FS-ISAC FinCyber Today and in industry journals published by the International Systems Security Association (ISSA), Directors & Boards magazine, the International Association of Privacy Professionals (IAPP) and the Institute of Electrical and Electronics Engineers IEEE.

The ISC, among other functions:

●	oversees the development of the RELX cybersecurity strategy;
●	liaises with management and operations across the Company to align cybersecurity objectives with the risk assessment, risk profile, and current and future business needs;
●	assesses, communicates, and advises on the cybersecurity risks to the Company including on the use of legacy systems, emerging technologies, and industry threats;
●	inventories cybersecurity risks and controls in place, and recommends the implementation of mitigating controls;
●	performs the semiannual cybersecurity risk assessment for the Company, including third party service providers, and communicates the cybersecurity risk assessment results to RELX senior management, including the CEOs of each of the RELX business areas; and
●	reviews cybersecurity trends, incidents, and lessons learned on a regular basis.

The escalation points for the ISC are the CTO Forum and the SGC.

CTO Forum

The CTO Forum comprises the Chief Technology Officer of each RELX business area and RELX’s Chief Strategy Officer. The current Chair of the CTO Forum is the Chief Technology Officer of the Risk business. He was previously Vice President of Technology, LexisNexis Insurance Solutions and has also held technology executive positions at ChoicePoint, Paragon Solutions, Primus Knowledge Solutions, and McKesson. He holds a bachelor’s degree in electrical and electronics engineering from the Birla Institute of Technology and Science, Pilani, a master’s degree in cybersecurity from the Georgia Institute of Technology, and completed an advanced management programme for executives at MIT Sloan School of Management. The CTO Forum focuses on technology and cybersecurity strategy, talent, and cross-business collaboration on these issues. The CTO Forum requests and receives regular updates on responsibilities such as cybersecurity issues, technology talent acquisition, procurement, and critical suppliers. It receives regular cybersecurity governance, operations, and incident management updates from the Chair of the ISC, and annual briefings on the state of cybersecurity from the entire ISC.

SGC

The SGC comprises RELX’s Chief Legal Officer (Chair), Chief Compliance Officer, Chief Strategy Officer and Chair of the CTO Forum, and the Chair of the ISC. The primary governance function of the SGC is to review overall cybersecurity strategy and serve as a point of escalation for cybersecurity programme resource allocation and project prioritisation decisions. The SGC receives regular briefings on the same topics as the CTO Forum, as well as risk assessments and project updates on non-technology related cybersecurity risks, such as business processes for incident response and verification programmes for customer access to sensitive data; and adjacent risks, such as compliance.

PART III

ITEM 17: FINANCIAL STATEMENTS

The Registrant has responded to “Item 18: Financial Statements” in lieu of responding to this Item.

ITEM 18: FINANCIAL STATEMENTS

The information set forth under the headings ‘Consolidated income statement’, ‘Consolidated statement of comprehensive income’, ‘Consolidated statement of cash flows’, ‘Consolidated statement of financial position’, ‘Consolidated statement of changes in equity’ and ‘Notes to the consolidated financial statements’ on pages 166 to 211 of the RELX Annual Report and Financial Statements 2023 is incorporated herein by reference to Exhibit 15.2.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of RELX PLC

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of RELX PLC (the ‘Group’) as of December 31, 2023 and 2022, the related consolidated income statements, statements of comprehensive income, cash flows, and changes in equity for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group at December 31, 2022 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Group's internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated February 14, 2024 expressed an unqualified opinion thereon.

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

Critical Audit Matter

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

Uncertain tax positions

Description of the Matter

As more fully described in note 9 to the consolidated financial statements, the Group is subject to tax in numerous jurisdictions. Provisions related to uncertain tax positions totaled £173m as at 31 December 2023. The Group’s operational structure gives rise to potential tax exposures that require management to exercise judgement in making determinations as to the amount of tax that is payable. The Group reports cross-border transactions undertaken between subsidiaries on an arm’s-length basis in tax returns in accordance with Organisation for Economic Co-operation and Development (OECD) guidelines. Transfer pricing relies on the exercise of significant judgement as it is reasonably possible for there to be a range of potential outcomes based on the Company's interpretation of the applicable tax laws and regulations. As a result, the Group has recognised provisions for uncertain tax positions, the valuation of which requires judgement.

Auditing the Group’s provision for uncertain tax positions was complex due to the subjectivity in the quantification of the provision, given the range of possible outcomes and the judgement around the trigger for recognition or release impacting the provision and the effective tax rate.

How We Addressed the Matter in Our Audit

Our procedures included obtaining an understanding, evaluating the design and testing the operating effectiveness of internal controls over the tax provisioning process. For example, we tested controls over management’s review of the significant assumptions and judgements and approval of the uncertain tax position provisions recorded.

Our procedures on the uncertain tax positions included, among others, meeting with members of management responsible for tax to understand the Group’s cross-border transactions, status of the significant provisions, and any changes to management’s judgements in the year. We inspected correspondence with tax authorities and external advisors and obtained an understanding of matters considered by management to assess the recorded estimates and evaluated the completeness of the provisions recorded. With the support of transfer pricing specialists, we assessed management’s significant assumptions and judgements to record, release or re-measure provisions following tax audits, settlements and the expiry of timeframes with reference to other similar tax positions the Group has historically held and our knowledge of developments in the jurisdictions in which RELX maintain tax provisions. We tested the underlying schedules for arithmetic accuracy, as well as with reference to applicable tax laws. We evaluated the adequacy of the disclosures related to uncertain tax positions.

/s/ Ernst & Young LLP
We have served as the Group’s auditor since 2016.
London, United Kingdom
February 14, 2024

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
Adjusted net profit attributable to shareholders

Net profit attributable to shareholders before amortisation of acquired intangible assets, other deferred tax credits from intangible assets and items treated as exceptional, acquisition-related items, net interest on the net defined benefit obligation, disposals and other non-operating items. This provides a measure of the Group’s profitability after tax attributable to shareholders.

Adjusted operating margin	Calculated as adjusted operating profit divided by revenue. This is a key financial measure used by management to evaluate performance and allocate resources
Adjusted operating profit

Operating profit before amortisation of acquired intangible assets, acquisition-related items, and grossed up to exclude the equity share of finance income, finance costs and taxes in joint ventures and associates. This is a key financial measure used by management to evaluate performance and allocate resources and is presented in accordance with IFRS 8 — ‘Operating Segments’

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
Invested capital

Net capital employed, adjusted to add back accumulated amortisation and impairment of acquired intangible assets and goodwill, to remove non-operating investments and the gross up to goodwill in respect of deferred tax, and other items. This is used to calculate the return on invested capital.

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

4.7

Letter between RELX Group plc and Erik Engstrom (dated December 3, 2013) (incorporated by reference from Exhibit 4.7 to the 2022 Annual Report on Form 20-F (File No. 001-13334) filed with the SEC on February 23, 2023)

4.8

Letter between RELX Group plc and Erik Engstrom (dated April 7, 2022) (incorporated by reference from Exhibit 4.8 to the 2022 Annual Report on Form 20-F (File No. 001-13334) filed with the SEC on February 23, 2023)

4.9

Service Agreement between RELX Group plc and Nick Luff (dated January 6, 2014) (incorporated by reference from Exhibit 4.12 to the 2014 Annual Report on Form 20-F (File No. 001-13334) filed with the SEC on March 10, 2015)

4.10

Letter between RELX Group plc and Nick Luff (dated January 6, 2014) (incorporated by reference from Exhibit 4.13 to the 2014 Annual Report on Form 20-F (File No. 001-13334) filed with the SEC on March 10, 2015)

4.11	RELX Group plc Restricted Share Plan 2014 (incorporated by reference from Exhibit 4.3 to the Registration Statement on Form S-8 (File No. 333-227636) filed with the SEC on October 1, 2018)
4.12	RELX Group plc Executive Share Option (incorporated by reference from Exhibit 4.4 to the Registration Statement on Form S-8 (File No. 333-227636) filed with the SEC on October 1, 2018)
4.13	RELX Group plc Long-Term Incentive Plan 2013 (incorporated by reference from Exhibit 4.5 to the Registration Statement on Form S-8 (File No. 333-227636) filed with the SEC on October 1, 2018)
4.14	RELX PLC Long-Term Incentive Plan 2023 (incorporated by reference from Exhibit 4.2 to the Registration Statement on Form S-8 (File No. 333-272478) filed with the SEC on June 7, 2023)
4.15	RELX PLC Executive Share Ownership Scheme 2023 (incorporated by reference from Exhibit 4.3 to the Registration Statement on Form S-8 (File No. 333-272478) filed with the SEC on June 7, 2023)
4.16	RELX PLC Employee Share Purchase Plan 2023 (incorporated by reference from Exhibit 4.4 to the Registration Statement on Form S-8 (File No. 333-272478) filed with the SEC on June 7, 2023)
8.0	List of subsidiaries, associates, joint ventures and business units
12.1	Certification Pursuant to Section 302 of Sarbanes-Oxley Act of 2002, by the Chief Executive Officer of RELX PLC
12.2	Certification Pursuant to Section 302 of Sarbanes-Oxley Act of 2002, by the Chief Financial Officer of RELX PLC

13.1	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, by the Chief Executive Officer of RELX PLC
13.2	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, by the Chief Financial Officer of RELX PLC
15.1	Independent Registered Public Accounting Firm’s Consent – Ernst & Young LLP
15.2*	RELX Annual Report and Financial Statements 2023
15.3	2020 Remuneration Policy Report (incorporated by reference from Exhibit 15.4 to the 2020 Annual Report on Form 20-F (File No. 001-13334) filed with the SEC on February 18, 2021)
17.1	Subsidiary Guarantors and Issuers of Guaranteed Securities
97.1	RELX PLC Compensation Recovery Policy
101.1

The following financial information for RELX formatted in Inline XBRL: (i) Consolidated Income Statement for the years ended December 31, 2021, 2022 and 2023; (ii) Consolidated Statement of Comprehensive Income for the years ended December 31, 2021, 2022 and 2023; (iii) Consolidated Statement of Cash Flows for the years ended December 31, 2021, 2022 and 2023; (iv) Consolidated Statement of Financial Position at December 31, 2022 and 2023; (v) Consolidated Statement of Changes in Equity for the years ended December 31, 2021, 2022 and 2023; and (vi) Notes to the Consolidated Financial Statements

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

*

Certain of the information included within Exhibit 15.2 is incorporated by reference in this Annual Report on Form 20-F, as specified elsewhere in this Annual Report on Form 20-F. With the exception of the items and pages so specified, the RELX Annual Report and Financial Statements 2023 are not deemed to be filed as part of this Annual Report on Form 20-F. For the avoidance of doubt, other information mentioned in or contained within the RELX Annual Report and Financial Statements 2023, including the content of the RELX website and other pages or sections of the RELX Annual Report and Financial Statements 2023 referenced, but not contained, in the items and pages so specified are not deemed to be filed as part of this Annual Report on Form 20-F.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this annual report on its behalf.

RELX PLC
Registrant

By: /s/ E ENGSTROM

E Engstrom
Chief Executive Officer

By: /s/ N LUFF

N Luff
Chief Financial Officer

Dated: February 22, 2024