Form 20-F
period 2024-12-31
RELX PLC
filed 2025-02-20
CIK 929869

As filed with the Securities and Exchange Commission on February 20, 2025

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

Or

☑	ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

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

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2024:

Number of outstanding shares
Ordinary shares of 14 51/116p each	1,855,941,895

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

Pursuant to Rule 12b-23(a) of the US Securities Exchange Act of 1934, as amended (the “Exchange Act”), certain information in this Annual Report on Form 20-F is being incorporated herein by reference to our Annual Report for the year ended December 31, 2024 (the “RELX 2024 Annual Report”) appended hereto as Exhibit 15.2. With the exception of the items and pages so specified, the RELX 2024 Annual Report is not deemed to be filed as part of this Annual Report on Form 20-F. For the avoidance of doubt, other information mentioned in or contained within the RELX 2024 Annual Report, including the content of the RELX website and other pages or sections of the RELX 2024 Annual Report referenced, but not contained, in the items and pages so specified are not deemed to be filed as part of this Annual Report on Form 20-F.

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

Important factors that could cause our actual results to differ materially from estimates or forecasts contained in the forward-looking statements include, among others:

●	regulatory and other changes regarding the collection or use of personal data;
●	changes in law and legal interpretation affecting our intellectual property rights and internet communications;
●	current and future geopolitical, economic and market conditions;
●	changes in the payment model for our scientific, technical and medical research products or research integrity issues;
●	competitive factors in the industries in which we operate and demand for our products and services;
●	our inability to realise the future anticipated benefits of acquisitions;
●	compromises of our cyber security systems or other unauthorised access to our databases;
●	changes in economic cycles, trading relations, communicable disease epidemics or pandemics, severe weather events, natural disasters and terrorism;
●	failure of third parties to whom we have outsourced business activities;
●	significant failure or interruption of our systems;
●	our inability to retain high-quality employees and management;
●	changes in tax laws and uncertainty in their application;
●	exchange rate fluctuations;
●	adverse market conditions or downgrades to the credit ratings of our debt;

●	changes in the market values of defined benefit pension scheme assets and in the market related assumptions used to value scheme liabilities;
●	breaches of generally accepted ethical business standards or applicable laws;
●	failure to comply with consent orders by the US Federal Trade Commission (“FTC”); and
●	other risks referenced from time to time in the filings of RELX PLC with the US Securities and Exchange Commission (the “SEC”), including the risks described in “Item 3: Key Information — Risk Factors”.

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

In the course of our business, we process personal data from customers, end users, employees and other sources. Certain business areas rely extensively upon content that includes personal data from public records, governmental authorities, publicly available information and media, and other information companies, including competitors. Changes in data privacy legislation, regulation, and/or enforcement could impact our ability to collect and use personal data, potentially affecting the availability and effectiveness of our products. Failure or perceived failure, by us, our customers or suppliers, to comply with requirements for proper collection, use, sharing, storage, transfer and other processing of personal data may damage our reputation, divert time and effort of management and other resources, increase cost of operations, and expose us to risk of loss, fines and penalties, litigation, and increased regulation.

Our intellectual property rights may not be adequately protected under current laws in some jurisdictions, which may adversely affect our business or financial performance and our ability to grow.

Our products and services include and utilise intellectual property. We rely on trademark, copyright, patent, trade secret and other intellectual property laws to establish and protect our proprietary rights in this intellectual property. There is a risk that our proprietary rights could be challenged, limited, invalidated, infringed, or circumvented, including by artificial intelligence “AI” technologies, which may impact demand for and pricing of our products and services. Copyright laws are subject to national legislative initiatives, as well as cross-border initiatives such as those from the European Commission and increased judicial scrutiny in several jurisdictions in which we operate. This creates additional challenges for us in protecting our proprietary rights in content delivered through the internet and electronic platforms.

Current and future geopolitical, economic and market conditions, and dislocations beyond our control may adversely affect demand for our products and services.

Demand for our products and services, and our ability to operate internationally, may be adversely impacted by geopolitical, economic and market conditions beyond our control. These include acts of war and civil unrest, political conflicts and tensions, international sanctions, economic cycles, the impact of the effect of changes in inflation and interest rates in major economies, trading relations between the United States, Europe, China and other major economies, as well as levels of government and private funding for our markets.

Changes in the payment model for our scientific, technical and medical primary research products or alternative publication channels for our content, as well as failing to maintain research integrity in these products could adversely affect our business or financial performance.

Our Scientific, Technical & Medical (STM) primary research content publishing business operates under two payment models: ‘pay-to-read’, where readers or their institutions, as users of the content pay, and authors publish for free, or ‘pay-to-publish’, where authors or their institutions or funding bodies prefer to pay to publish their research, so it is freely available to read. The latter model is commonly referred to as Open Access and now represents a significant and growing portion of the volume of primary research that we publish. Rapid changes in customer choice, regulation or technologies in this area could impact the revenue mix and growth in our primary research publishing business. Maintaining research integrity requires us to manage risks around fraud in research papers in the context of evolving technologies.

STRATEGIC RISKS

We operate in a highly competitive and dynamic environment that is subject to rapid change and cannot assure you that there will be continued demand for our products and services.

Our businesses are dependent on the continued demand by our customers for our products and services and the value placed on them. We operate in highly competitive and dynamic markets, and the means of delivery, customer demand for, and the products and services themselves, continue to change in response to technological innovations, such as the use of AI, legislative and regulatory changes, the entrance of new competitors, and other factors. Failure to anticipate and quickly adapt to these changes, or to deliver enhanced value to our customers, could impact demand for our products and services and consequently adversely affect our revenue or the long-term returns from our investment in higher value-add information-based analytics and decision tools.

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

OPERATIONAL RISKS

Compromises of our cybersecurity systems and other unauthorised access to our databases, could adversely affect our business and operations.

Our businesses maintain and use online databases and platforms delivering our products and services, which we rely on, and provide data to third parties, including customers and service providers. These databases and information are a target for compromise and face a risk of unauthorised access and use by unauthorised parties including through cyber, ransomware, malware and phishing and other social engineering attacks on us or our third-party service providers.

Our cybersecurity measures, and the measures used by our third-party service providers, may not detect or prevent all attempts to compromise our systems, which may jeopardise the security or integrity of the data we maintain or may disrupt our systems. Failures of our cybersecurity measures could result in unauthorised access to our systems, misappropriation of our or our users’ data, deletion or modification of stored information or other interruption to our business operations. As techniques used to obtain unauthorised access to or to sabotage systems change frequently and may not be known until launched against us or our third-party service providers we may be unable to anticipate or implement adequate measures to protect against these attacks and our service providers and customers may likewise be unable to do so.

Compromises of our or our third-party service providers’ systems could adversely affect our financial performance, damage our reputation and expose us to risk of loss, fines and penalties, litigation and increased regulation.

Changes in economic cycles, trading relations, communicable disease epidemics, severe weather events, natural disasters, terrorism, and lack of venues may impact our ability to organise events.

Face-to-face events are susceptible to economic cycles, changes in trading relations, communicable diseases, severe weather events and other natural disasters, terrorism and availability of venues. Each or any of these may impact our ability to hold face-to-face events, and exhibitors’ and visitors’ desire and ability to travel in person to events. These factors each have the potential to reduce revenues, increase the costs of organising events and adversely affect cash flows and reputation.

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

Our businesses are dependent on electronic platforms and networks, including our own and third-party data centres, cloud providers, network systems and the internet, for delivery of our products and services. These could be adversely affected if our electronic delivery platforms, networks or supporting infrastructure experience a significant failure or interruption.

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

Our businesses operate globally, and our profits are subject to taxation in many different jurisdictions and at differing tax rates. Tax laws and tax rates that currently apply to our businesses may be amended by the relevant authorities or interpreted differently by them, and these changes could adversely affect our reported results.

Fluctuations in exchange rates may affect our reported results.

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

Changes in the market values of defined benefit pension scheme assets and in the assumptions used to value defined benefit pension scheme obligations may adversely affect our business or financial performance.

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

As a global provider of professional information solutions we, our employees, major suppliers and partners are expected to adhere to high standards of integrity and ethical conduct, including those related to anti-bribery and anti-corruption, data protection, fraud, sanctions, competition and principled business conduct. A breach of generally accepted ethical business standards or applicable laws could adversely affect our business performance, reputation, and financial condition.

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

ITEM 4: INFORMATION ON THE GROUP

BUSINESS OVERVIEW

RELX PLC is a public limited company, incorporated in England under the UK Companies Act 2006 (as amended) (the “Companies Act”).

RELX is a global provider of information-based analytics and decision tools for professional and business customers. RELX serves customers in more than 180 countries and territories and has offices in about 40 countries. It employs more than 36,000 people, over 40% of whom are in North America.

We operate in four major market segments: Risk; Scientific, Technical & Medical; Legal; and Exhibitions.

●	Risk provides customers with information-based analytics and decision tools that combine public and industry-specific content with advanced technology and algorithms to assist them in evaluating and predicting risk and enhancing operational efficiency.
●	Scientific, Technical & Medical helps researchers and healthcare professionals advance science and improve health outcomes by combining high-quality scientific and medical information and trusted data sets with leading technology to deliver analytical tools that facilitate insights and critical decision-making.
●	Legal helps its customers improve decision-making, achieve better outcomes and increase productivity by providing tools that combine legal, regulatory and business information with powerful analytics.
●	Exhibitions combines industry expertise with data and digital tools to help customers connect face-to-face and digitally, learn about markets, source products and complete transactions.

Information on revenue by geographical market is set forth in note 2 to our consolidated financial statements under the heading “Revenue, operating profit and segment analysis” on pages 146 to 149 of the RELX 2024 Annual Report and incorporated herein by reference to Exhibit 15.2.

	Revenue Year ended December 31,
	2021		2022		2023		2024

	(in millions, except percentages)
Risk	£2,474	34%	£2,909	34%	£3,133	34%	£3,245	35%
Scientific, Technical & Medical	2,649	37	2,909	34	3,062	34	3,051	32
Legal	1,587	22	1,782	21	1,851	20	1,899	20
Exhibitions	534	7	953	11	1,115	12	1,239	13
Total	£7,244	100%	£8,553	100%	£9,161	100%	£9,434	100%

RISK

The information set forth under the headings ‘Business overview’, ‘Market opportunities’, ‘Strategic priorities’ and ‘Business model, distribution channels and competition’ on pages 10 to 13 of the RELX 2024 Annual Report is incorporated herein by reference to Exhibit 15.2.

SCIENTIFIC, TECHNICAL & MEDICAL

The information set forth under the headings ‘Business overview’, ‘Market opportunities’, ‘Strategic priorities’ and ‘Business model, distribution channels and competition’ on pages 16 to 19 of the RELX 2024 Annual Report is incorporated herein by reference to Exhibit 15.2.

LEGAL

The information set forth under the headings ‘Business overview’, ‘Market opportunities’, ‘Strategic priorities’ and ‘Business model, distribution channels and competition’ on pages 22 to 25 of the RELX 2024 Annual Report is incorporated herein by reference to Exhibit 15.2.

EXHIBITIONS

The information set forth under the headings ‘Business overview’, ‘Market opportunities’ and ‘Strategic priorities’ on pages 28 to 29 of the RELX 2024 Annual Report is incorporated herein by reference to Exhibit 15.2.

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

Material acquisitions and disposals

Cash spent on acquisitions in 2022 was £460 million, in 2023 was £132 million and in 2024 was £175 million, excluding borrowings in acquired businesses of £3 million in 2022, nil in 2023 and nil in 2024, and including deferred consideration of £21 million in 2022, £16 million in 2023 and £5 million in 2024 on past acquisitions and investments in joint ventures and associates and venture capital investments of £66 million in 2022, £8 million in 2023 and £4 million in 2024.

Net cash inflow from disposals after separation and transaction costs was £3 million in 2022, £12 million in 2023 and £46 million in 2024.

Capital expenditure

Capital expenditure on property, plant, equipment and internally developed intangible assets principally relates to the development of electronic products and investment in systems infrastructure, computer equipment and office facilities. Total such capital expenditure, which was financed using cash flows generated from operations, amounted to £436 million, £477 million and £484 million in 2022, 2023 and 2024, respectively. The majority of capital expenditure is incurred in the United States, the United Kingdom and the Netherlands. In 2024, there was continued investment in new products and related infrastructure. Further information on capital expenditure is included in notes 2, 14 and 16 to the consolidated financial statements under the headings ‘Revenue, operating profit and segment analysis’, ‘Intangible assets’ and ‘Property, plant and equipment’ on pages 146, 165 and 168 respectively of the RELX 2024 Annual Report and incorporated herein by reference to Exhibit 15.2.

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

Our agent in the United States is The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, Wilmington, Delaware 19801.

PROPERTY, PLANT AND EQUIPMENT

We own or lease approximately 157 properties around the world as at December 31, 2024. The table below identifies the principal owned and leased properties in our property portfolio as at December 31, 2024.

		Floor space
Location	Principal use(s)	(square feet)
Owned properties
Alpharetta, Georgia	Office and data centre	406,000
Leased properties
Miamisburg, Ohio	Office and data centre	137,249
Amsterdam, Netherlands	Office	133,474
Raleigh, North Carolina	Office	120,000
Horsham, Pennslyvania	Office	120,000
New York, New York	Office	116,541

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

During 2024,

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

Numerous Iranian nationals attended conferences organised by our Exhibitions and Risk business areas. Individuals located in Iran also subscribed to or purchased certain of our scientific, medical and technical publications. Many of these individuals are researchers, doctors or other professionals who have obtained subscriptions or purchased publications in their individual capacity, but who may be employed by government agencies in Iran or by hospitals, universities or other entities owned or controlled by the government of Iran. In addition, we work with authors, other contributors and journal editorial board members who are located in Iran, many of whom are employed at hospitals, universities or research institutions that are owned or controlled by the government of Iran. We also receive open access payments from authors located in Iran who pay us to make their articles publicly available. From time to time, we may employ or engage individuals in Iran to assist with transactions in Iran.

Our aggregate revenue attributable to these Iran-related activities was approximately £1.9 million during the fiscal year ended December 31, 2023 compared to £2.0 million during the fiscal year ended December 31, 2024. We do not customarily allocate net profit on a subscription-by-subscription, individual customer or country-by-country basis. However, we estimate that our net profit during the fiscal year attributable to these activities was 0.02% of our net profit reported in our income statement for the fiscal year ended December 31, 2023 compared to 0.02% for the fiscal year ended December 31, 2024.

Entities that transacted with our Scientific, Technical & Medical Business Area in 2024

Babol Noshirvani University of Technology, Ferdowsi University of Mashhad, Iranian Research Institute for Information Science and Technology, Isfahan University of Technology, Islamic Azad University, Kermanshah University of Medical Sciences, Ministry of Science Research and Technology of the Islamic Republic of Iran, Semnan University, Shahid Beheshti University of Medical Sciences, Shiraz University, University of Tabriz, Urmia University of Medical Sciences.

Entities that transacted with our Risk Business Area in 2024

Amir Kabir Petrochemical Company, Bakhtar Commercial Company, Behran Oil Company, Fanavaran Petrochemical Company, Iran Chemical Industries Investment Company, Kharg Petrochemical Company, Polynar Corporation.

CLIMATE CHANGE

See the information set forth under the heading “Task Force on Climate-related Financial Disclosures” on pages 236-241 of the RELX 2024 Annual Report and incorporated herein by reference to Exhibit 15.2.

ITEM 5: OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A discussion of our fiscal year ended December 31, 2022 may be found in “Item 5: Operating and Financial Review and Prospects” of our Annual Report on Form 20-F for the fiscal year ended December 31, 2023, filed with the SEC on February 22, 2024.

OPERATING RESULTS

The following discussion is based on the consolidated financial statements of the Group for the two years ended December 31, 2023 and 2024 which have been prepared in accordance with IFRS as issued by the IASB.

The following discussion should be read in conjunction with, and is qualified by reference to, the consolidated financial statements on pages 140 to 186 of the RELX 2024 Annual Report and incorporated herein by reference to Exhibit 15.2.

The following tables analyse the Group’s revenue in each of the two years ended December 31, 2023 and 2024 by type, format and geographic market. We derive our revenue principally from subscriptions and transactional sales. Transactional sales include revenue from exhibitions. For additional information, see note 2 to the consolidated financial statements under the heading ‘Revenue, operating profit and segment analysis’ on pages 146 to 149 of the RELX 2024 Annual Report and incorporated herein by reference to Exhibit 15.2.

Revenue by type

Year ended December 31,

	2023		2024

	(in millions, except percentages)
Subscriptions	£4,976	54%	£5,025	53%
Transactional	4,185	46	4,409	47
Total	£9,161	100%	£9,434	100%

Revenue by format

Year ended December 31,

	2023		2024

	(in millions, except percentages)
Electronic	£7,625	83%	£7,824	83%
Face-to-face	1,060	12	1,189	13
Print	476	5	421	4
Total	£9,161	100%	£9,434	100%

Revenue by geographic market

Year ended December 31,

	2023		2024

	(in millions, except percentages)
North America	£5,386	59%	£5,495	58%
Europe	1,908	21	2,025	22
Rest of world	1,867	20	1,914	20
Total	£9,161	100%	£9,434	100%

The cost profile of individual businesses within the Group varies and costs are controlled on an individual business unit basis. Our most significant cost item is staff costs. Staff costs, excluding cost of contractors and employer costs of benefits provided to employees but including amounts that are capitalised, increased from £3,108 million in 2023 to £3,120 million in 2024.

The following tables show revenue and adjusted operating profit for each of our business segments in each of the two years ended December 31, 2023 and 2024 together with the percentage change in 2023 and 2024 at both actual and constant currencies. We also show reported operating profit for the Group in each of the two years ended December 31, 2023 and 2024 together with the percentage change in 2023 and 2024 at actual currency. The effect of currency movements on the 2024 results is further described separately below (see “— Effect of Currency Translation” on page 25). Adjusted operating profit is included on the basis that it is the key segmental profit measure used by management to evaluate performance and allocate resources to the business segments, as reported under IFRS 8 — ‘Operating Segments’ in note 2 to the consolidated financial statements under the heading ‘Revenue, operating profit and segment analysis’ on pages 146 to 149 of the RELX 2024 Annual Report and incorporated herein by reference to Exhibit 15.2. Adjusted operating profit represents operating profit before amortisation of acquired intangible assets and acquisition and disposal related items, and is grossed up to exclude the equity share of finance income, finance costs and taxes in joint ventures and associates. A reconciliation of reported operating profit to adjusted operating profit is set out on page 20.

Revenue by segment, reported operating profit and adjusted operating profit by segment are as follows:

	Revenue for the year ended
	December 31
	2023	2024	% change
			actual	constant
			rates	rates(1)

	(in millions, except percentages)
Risk	£3,133	£3,245	+4%	+7%
Scientific, Technical & Medical	3,062	3,051	0%	+3%
Legal	1,851	1,899	+3%	+6%
Exhibitions	1,115	1,239	+11%	+16%
Total	£9,161	£9,434	+3%	+6%

	Reported operating profit for
	the year ended December 31
	2023	2024	% change
			actual
			rates

	(in millions, except percentages)
Reported operating profit	£2,682	£2,861	+7%

	Adjusted operating profit for the year ended December 31
	2023	2024	% change
			actual	constant
			rates	rates(1)

	(in millions, except percentages)
Risk	£1,165	£1,228	+5%	+9%
Scientific, Technical & Medical	1,165	1,172	+1%	+4%
Legal	393	412	+5%	+8%
Exhibitions	319	398	+25%	+32%
Subtotal	£3,042	£3,210
Unallocated central costs and other operating items	(12)	(11)
Total	£3,030	£3,199	+6%	+9%
(1)	Represents percentage change from 2023 to 2024 using constant currency. These rates were used in the preparation of the 2023 consolidated financial statements.

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

Underlying revenue and adjusted operating profit growth rates are calculated at constant currency, excluding the results of acquisitions until twelve months after purchase, and excluding the results of disposals and assets held for sale. Underlying revenue growth rates also exclude the effects of exhibition cycling.

Adjusted operating profit excludes amortisation of acquired intangible assets and acquisition and disposal related items, and is grossed up to exclude the equity share of finance income, finance costs and taxes in joint ventures and associates.

Adjusted operating margin is calculated as adjusted operating profit divided by revenue.

Adjusted net profit attributable to shareholders excludes amortisation of acquired intangible assets, other deferred tax credits from intangible assets and items treated as exceptional, acquisition and disposal related items, net interest on the net defined benefit pension balance, disposals and other non-operating items. Adjusted earnings per share is calculated by dividing adjusted net profit attributable to shareholders by the total weighted average number of shares.

Reconciliations of all non-GAAP financial measures to the most directly comparable measure reported under IFRS are set forth in the tables below. In the tables below and the results of operations commentary that follows, percentage movements are calculated using the average exchange rates for the period unless otherwise stated.

The calculations of the year-on-year changes in reported revenue and underlying revenue growth are presented below:

	Revenue
	£m	% change
Year to December 31, 2022	8,553	+18%
Underlying revenue growth(1)	635	+8%
Exhibition cycling	(52)	-1%
Acquisitions	28	0%
Disposals	(18)	0%
Currency effects	15	0%
Year to December 31, 2023	9,161	+7%
Underlying revenue growth(1)	569	+7%
Exhibition cycling	69	0%
Acquisitions	15	0%
Disposals	(89)	-1%
Currency effects	(291)	-3%
Year to December 31, 2024	9,434	+3%
(1)	Represents the year-on-year movement in reported revenue excluding the impact of the adjustments set forth in the table.

Adjusted operating profit reconciles to reported operating profit as follows:

	2023	2024

	(in millions)
Reported operating profit	£2,682	£2,861
Adjustments:
Amortisation of acquired intangible assets	280	258
Acquisition and disposal related items	56	69
Reclassification of tax in joint ventures and associates	12	12
Reclassification of finance income in joint ventures and associates	—	(1)
Adjusted operating profit	£3,030	£3,199

The calculations of the year-on-year changes in adjusted operating profit and underlying adjusted operating profit growth are presented below:

	Adjusted operating profit
	£m	% change
Year to December 31, 2022	2,683	+21%
Underlying adjusted operating profit growth(1)	335	+13%
Acquisitions	(8)	-1%
Disposals	(3)	0%
Currency effects	23	+1%
Year to December 31, 2023	3,030	+13%
Underlying adjusted operating profit growth(1)	287	+10%
Acquisitions	2	0%
Disposals	(12)	-1%
Currency effects	(108)	-3%
Year to December 31, 2024	3,199	+6%
(1)	Represents the year-on-year movement in adjusted operating profit excluding the impact of the adjustments set forth in the table.

Adjusted net profit attributable to shareholders reconciles to reported net profit attributable to shareholders as follows, and the calculations of earnings per share and adjusted net profit per share are presented below:

2023	Pre-tax	Tax on
	adjustment	adjustment	Total
	£m	£m	£m
Net profit attributable to shareholders			1,781
Adjustments:
Amortisation of acquired intangible assets	280	32	312
Other deferred tax credits from intangible assets*	—	(61)	(61)
Acquisition and disposal related items	56	(8)	48
Net interest on net defined benefit pension balance	1	—	1
Loss on disposals and other non‑operating items	72	3	75
Adjusted net profit attributable to shareholders			2,156

2024	Pre-tax	Tax on
	adjustment	adjustment	Total
	£m	£m	£m
Net profit attributable to shareholders			1,934
Adjustments:
Amortisation of acquired intangible assets	258	32	290
Other deferred tax credits from intangible assets*	—	(56)	(56)
Acquisition and disposal related items	69	(14)	55
Net interest on net defined benefit pension balance	1	—	1
Loss on disposals and other non‑operating items	6	11	17
Adjusted net profit attributable to shareholders			2,241

*Movements on deferred tax liabilities arising on acquired intangible assets that do not qualify for tax amortisation.

	2023			2024
	Net	Weighted		Net	Weighted
	profit	average		profit	average
	attributable to	number		attributable to	number
	shareholders	of shares	EPS	shareholders	of shares	EPS
	£m	(millions)	(pence)	£m	(millions)	(pence)
Basic earnings per share	1,781	1,891.8	94.1p	1,934	1,865.9	103.6p

	2023			2024
	Adjusted net	Weighted		Adjusted net	Weighted
	profit	average		profit	average
	attributable to	number	Adjusted	attributable to	number	Adjusted
	shareholders	of shares	EPS	shareholders	of shares	EPS
	£m	(millions)	(pence)	£m	(millions)	(pence)
Adjusted earnings per share	2,156	1,891.8	114.0p	2,241	1,865.9	120.1p

Results of Operations for the Year Ended December 31, 2024

Compared to the Year Ended December 31, 2023

Reported revenue was up 3% from £9,161 million in 2023 to £9,434 million in 2024. Underlying revenue growth was 7%, with all four market segments contributing to underlying growth. The underlying growth rate reflects growth in electronic revenue of 7% with strong growth in face-to-face revenues, offsetting the print decline. Risk continued to deliver strong growth, STM maintained its improved growth, Legal growth continued to improve and Exhibitions saw strong growth. The impact of currency movements was to decrease revenue by 3%. At group level, the impact on revenue of disposals more than offset that of acquisitions and the benefit of exhibition cycling effects, giving total revenue growth at constant currency of 6%.

Reported operating costs, which comprises cost of sales, selling and distribution costs, and administration and other expenses, were up 1% from £6,525 million in 2023 to £6,616 million in 2024. Cost of sales was up 3% from £3,216 million in 2023 to £3,300 million in 2024, selling and distribution costs were consistent being £1,459 million in 2023 to £1,470 million in 2024 and administration and other expenses were consistent being £1,850 million in 2023 to £1,846 million in 2024. The increase reflects the investment in global technology platforms, the launch of new products and services and the increased activity levels within Exhibitions, partly offset by the benefits of continued process innovation. Actions continue to be taken across the group to improve cost efficiency.

Reported operating profit, which includes amortisation of acquired intangible assets and acquisition and disposal related items, was up 7% from £2,682 million in 2023 to £2,861 million in 2024 primarily reflecting the increase in adjusted operating profit and a lower amortisation charge in respect of acquired intangible assets. Adjusted operating profit was up 6% from £3,030 million in 2023 to £3,199 million in 2024.

The reported operating margin was up from 29.3% in 2023 to 30.3% in 2024. The overall adjusted operating margin increased 0.8 percentage points from 33.1% in 2023 to 33.9% in 2024. On an underlying basis, including cycling effects, the margin improved by 0.8 percentage points, while portfolio changes improved margin by 0.1 percentage points and currency movements decreased margin by 0.1 percentage points.

Depreciation of property, plant and equipment and amortisation of internally developed intangible assets increased from £373 million in 2023 to £398 million. Depreciation of right-of-use assets decreased from £65 million in 2023 to £50 million in 2024.

The amortisation charge in respect of acquired intangible assets, including the share of amortisation in joint ventures and associates, decreased from £280 million in 2023 to £258 million in 2024.

Acquisition and disposal related costs increased from £56 million in 2023 to £69 million in 2024, due to restructuring costs incurred following the disposal of some of our assets.

Reported net finance costs decreased from £315 million in 2023 to £298 million in 2024 as the prior year included a charge of £26 million in respect of early redemption of bonds. This includes the net financing charge on defined benefit pension schemes, which remained consistent at £1 million in 2023 and 2024.

Reported profit before tax was up 11% from £2,295 million in 2023 to £2,557 million in 2024 reflecting the improvement in reported operating profit, the lower interest expense, and the prior year including an impairment charge for some assets held for sale.

The reported tax charge increased from £507 million in 2023 to £613 million in 2024 including tax associated with the amortisation of acquired intangible assets, disposals and other non-operating items. The 2023 charge benefitted from non-recurring tax credits arising from the resolution of certain historical tax matters.

The reported net profit attributable to shareholders was up 9% from £1,781 million in 2023 to £1,934 million in 2024. The adjusted net profit attributable to shareholders was up 4% from £2,156 million in 2023 to £2,241 million in 2024.

The reported earnings per share increased by 10% from 94.1p in 2023 to 103.6p in 2024. Adjusted earnings per share increased by 5% from 114.0p in 2023 to 120.1p in 2024. At constant currency, adjusted earnings per share increased by 9%.

Ordinary dividends paid to shareholders in 2023, being the 2022 final and 2023 interim dividend, amounted to £1,059 million. Ordinary dividends paid to shareholders in 2024, being the 2023 final and 2024 interim dividend, amounted to £1,121 million.

The final dividend proposed by the Board increased from 41.8p in 2023 to 44.8p per share in 2024. Total dividends for the year increased 7% from 58.8p in 2023 to 63.0p in 2024.

During 2024, a total of 28.9 million RELX PLC shares were repurchased at an average price of 3,461p. Total consideration for these repurchases was £1,000 million. A further 2.2 million shares were purchased by the Employee Benefit Trust. As at December 31, 2024, total shares in issue, net of shares held in treasury and shares held by the Employee Benefit Trust, amounted to 1,855.9 million. A further 3.8 million shares have been repurchased in 2025 as at February 12, 2025.

Risk: 2024 financial performance

	2023	2024	Underlying	Portfolio	Currency	Total
	£m	£m	growth	changes	effects	growth
Revenue	3,133	3,245	+8%	-1%	-3%	+4%
Adjusted operating profit	1,165	1,228	+9%	0%	-4%	+5%

Strong fundamentals continuing to drive underlying revenue growth.

Reported revenue growth was +4%. Underlying revenue growth of +8%. Strong growth continues to be driven across segments by our deeply embedded, AI-enabled analytics and decision tools.

Adjusted operating profit growth was +5%. Underlying adjusted operating profit growth was +9%, leading to an increase in adjusted operating margin.

Business Services growth continued to be driven by Financial Crime Compliance and digital Fraud & Identity solutions, with strong new sales.

Insurance growth was driven by the further extension of solution sets across insurance markets, as well as continued positive market factors and new sales.

Specialised Industry Data Services growth was led by Commodity Intelligence, and Government growth continued to be driven by the development and roll-out of analytics and decision tools.

Scientific, Technical & Medical: 2024 financial performance

	2023	2024	Underlying	Portfolio	Currency	Total
	£m	£m	growth	changes	effects	growth
Revenue	3,062	3,051	+4%	-1%	-3%	0%
Adjusted operating profit	1,165	1,172	+5%	-1%	-3%	+1%

Development of analytics continuing to drive underlying revenue growth.

Reported revenue growth was 0%. Underlying revenue growth was +4%. Good growth continues to be driven by the evolution of the business mix, with higher growth segments representing an increasing proportion of divisional revenue, and remaining print shrinking at a faster pace than historical averages.

Adjusted operating profit growth was +1%. Underlying adjusted operating profit growth was +5%, resulting in an increase in adjusted operating margin.

Databases, Tools & Electronic Reference growth continued to be driven by higher value-add analytics and decision tools.

Primary Research growth continued to be driven by volume growth, with article submissions growing very strongly across the portfolio, particularly in pay-to-publish.

Legal: 2024 financial performance

	2023	2024	Underlying	Portfolio	Currency	Total
	£m	£m	growth	changes	effects	growth
Revenue	1,851	1,899	+7%	-1%	-3%	+3%
Adjusted operating profit	393	412	+9%	-1%	-3%	+5%

Further improvement in underlying revenue growth driven by legal analytics.

Reported revenue growth was +3%. Underlying revenue growth improved to +7%. Strong growth continues to be driven by the shift in business mix towards higher growth, higher value legal analytics and tools.

Adjusted operating profit growth was +5%. Underlying adjusted operating profit growth was +9%, as we continue to manage underlying cost growth below underlying revenue growth, leading to a further improvement in adjusted operating margin.

Lexis+, our integrated platform leveraging extractive AI, continued to perform well. Lexis+ AI, additionally leveraging generative AI, continued its successful roll-out in the US and launched in international markets. Protégé, our recently launched next generation generative AI legal assistant, has been positively received by customers.

Government & Academic and News & Business growth continued to be driven by the further extension of analytics and decision tools.

Renewals and new sales remain strong across all key segments.

Exhibitions: 2024 financial performance

	2023	2024	Underlying	Portfolio	Currency	Total
	£m	£m	growth	changes	effects	growth
Revenue(1)	1,115	1,239	+11%	+5%	-5%	+11%
Adjusted operating profit	319	398	+31%	+1%	-7%	+25%
(1)	Portfolio changes includes cycling effects of +6%

Strong underlying revenue growth and profitability improvement.

Reported revenue growth was +11%. Underlying revenue growth was +11%, reflecting the improved growth profile of our event portfolio and a favourable first half comparison to the prior year.

Adjusted operating profit growth was +25%. Underlying adjusted operating profit growth was +31%.

We continue to make good progress on value-enhancing digital initiatives, with increased usage of a growing range of digital tools for the customers of our face-to-face events.

The improvement in profitability reflects the structurally lower cost base of the streamlined event portfolio.

Critical Accounting Policies

The accounting policies of the Group under IFRS as issued by the IASB are described within the relevant notes to the consolidated financial statements as set forth on pages 145 to 186 of the RELX 2024 Annual Report and incorporated herein by reference to Exhibit 15.2. The most critical accounting policies and estimates used in determining the financial condition and results of the Group, and those requiring the most subjective or complex judgments, relate to capitalisation of development spend and accounting for defined benefit pension obligations.

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

Individual businesses are subject to foreign exchange transaction exposures caused by the effect of exchange rate movements on their revenue and operating costs, to the extent that such revenue and costs are not denominated in their functional currencies. Individual businesses generally hedge their exposures at market rates through the centralised treasury department. Hedging of foreign exchange transaction exposure is the only hedging activity undertaken by the individual businesses. For further details see note 17 to the consolidated financial statements as set forth on pages 169 to 175 of the RELX 2024 Annual Report and incorporated herein by reference to Exhibit 15.2.

Compared to 2023, currency differences decreased the Group’s revenue by £291 million in 2024. Acquired intangible asset amortisation and acquisition and disposal related items are predominantly denominated in US dollars and, after these charges, currency differences decreased operating profit by £100 million. The majority of our debt is denominated in US dollars and euros and after charging net finance costs, currency differences decreased profit before tax by £97 million in 2024.

Recently Issued Accounting Pronouncements

Recently Issued Accounting Pronouncements are included in note 1 to the consolidated financial statements under the heading ‘Basis of preparation and accounting policies’ on pages 145 to 146 of the RELX 2024 Annual Report and incorporated herein by reference to Exhibit 15.2.

LIQUIDITY AND CAPITAL RESOURCES

Cash Flow

Cash flows from operating activities

The Group’s cash generated from operations increased from £3,370 million in 2023 to £3,521 million in 2024. Included in these net cash inflows are cash outflows, including acquisition and disposal related items, which increased from £56 million in 2023 to £62 million in 2024. A substantial proportion of revenue is received through subscription and similar advanced receipts, principally for scientific and medical journals. At December 31, 2024 subscriptions and other revenues received in advance increased from £2,297 million in 2023 to £2,328 million in 2024. The Group paid tax of £619 million in 2023 and £662 million in 2024, which was higher than the income statement charge, with the difference reflecting timing of tax payments.

Cash flows from investing activities

The Group’s cash outflow on the purchase of property, plant and equipment decreased from £30 million in 2023 to £20 million in 2024 while proceeds from the sale of property, plant and equipment decreased from £7 million in 2023 to nil in 2024. The cash outflow on internally developed intangible assets increased from £447 million in 2023 to £464 million in 2024, reflecting sustained investment in new products.

During 2023, the Group paid a total of £132 million for acquisitions, including deferred consideration of £16 million on past acquisitions and investments in joint ventures and associates and venture capital investments of £8 million. During 2024, the Group paid a total of £175 million for acquisitions, including deferred consideration of £5 million on past acquisitions and investments in joint ventures and associates and venture capital investments of £4 million.

Cash flows from financing activities

30.9 million shares were repurchased by RELX PLC in 2023 for total consideration of £800 million. 28.9 million shares were repurchased by RELX PLC in 2024 for total consideration of £1,000 million, with a further £150 million repurchased in 2025 as at February 12, 2025. In addition, the Employee Benefit Trust purchased shares of RELX PLC to meet future obligations in respect of share based remuneration totalling £50 million and £75 million in 2023 and 2024, respectively. Proceeds from the exercise of share options increased from £41 million in 2023 to £47 million in 2024.

During 2023 and 2024, the Group paid ordinary dividends totalling £1,059 million and £1,121 million, respectively, to shareholders of RELX PLC. Dividend payments are funded by the operating cash flow of the business after capital spend.

Debt

Debt as at December 31, 2023 and December 31, 2024 was £6,497 million and £6,544 million, respectively. Net debt, used in assessing the Group’s financial position was £6,446 million as at December 31, 2023 and £6,563 million as at December 31, 2024, comprising gross bank and bond borrowings of £6,441 million and lease liabilities under IFRS 16 of £103 million, plus £140 million of related derivative financial instrument liabilities, less cash and cash equivalents of £119 million and finance lease receivables of £2 million. Excluding currency translation effects, net debt increased in 2024 by £163 million.

Net debt is reconciled as follows:

As at December 31	2023	2024
	£m	£m
Cash & cash equivalents	155	119
Debt	(6,497)	(6,544)
Related derivative financial instruments	(108)	(140)
Finance lease receivables	4	2
Net debt	(6,446)	(6,563)

Liquidity

In March 2024, €850 million of euro denominated term debt was issued with a coupon of 3.375% and a maturity of nine years.

The Group believes that it has ample liquidity and access to debt capital markets, providing the ability to repay or refinance debt as it matures and to fund ongoing requirements. This includes access to a $3.0 billion committed bank facility which provides security of funding for short-term debt, which was undrawn at December 31, 2024. In March 2024 the maturity date of the facility was extended to April 2027.

Contractual Obligations

The contractual obligations of the Group relating to debt and leases at December 31, 2024 analysed by when payments are due, are summarised below.

		Less than			After 5
	Total	1 year	1-3 years	3-5 years	years

	(in millions)
Short-term debt(1)(2)	£(1,432)	£(1,432)	—	—	—
Long-term debt(2)	(6,145)	(136)	(1,344)	(1,659)	(3,006)
Total	£(7,577)	£(1,568)	£(1,344)	£(1,659)	£(3,006)
(1)	Short-term debt primarily comprises term debt issues maturing within one year and commercial paper, and is supported by the $3.0 billion committed bank facility maturing in April 2027 and by the central management of cash and cash equivalents. At December 31, 2024 the committed bank facility was undrawn.

(2)	Short and long-term debt obligations comprise undiscounted principal and interest cash flows. Interest cash flows are calculated by reference to the contractual payment dates and the fixed interest rates (for fixed rate debt) or the relevant forecast interest rates (for floating rate debt).

Information on retirement benefit obligations is set forth in note 6 to the consolidated financial statements under the heading ‘Pension schemes’ on pages 152 to 156 of the RELX 2024 Annual Report and incorporated herein by reference to Exhibit 15.2.

Off-Balance Sheet Arrangements

Except as disclosed above under “Contractual Obligations”, we have no off-balance sheet arrangements that currently have or are reasonably likely to have a material effect on RELX’s financial condition, results of operations, liquidity, capital expenditure or capital resources.

Treasury Policies

The main treasury risks faced by the Group are liquidity risk, interest rate risk, foreign currency risk and credit risk. The Board agrees overall policy guidelines for managing each of these risks. A summary of these policies is provided in note 17 to the consolidated financial statements under the heading ‘Financial Instruments’ on pages 169 to 175 of the RELX 2024 Annual Report and incorporated herein by reference to Exhibit 15.2.

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

Further detail on our capital and liquidity management, including material cash requirements and other material commitments, is provided in note 17 to the consolidated financial statements under the heading ‘Financial Instruments’ on pages 169 to 175 of the RELX 2024 Annual Report and incorporated herein by reference to Exhibit 15.2.

SHORT-TERM DEBT

The Group operates a number of commercial paper programmes that provide flexibility for funding operational requirements on a daily basis, at short notice and at competitive rates. Commercial paper is issued under both US and Euro programmes and guaranteed by RELX PLC. In addition, short-term borrowing facilities are established with local banks to support the daily requirements of businesses operating in certain countries where there may be restrictions on borrowing from affiliates. Term debt in the table below consists of debt with an original maturity of greater than one year and which mature within 12 months of the reporting date. This short-term debt was backed up at December 31, 2024 by the $3.0 billion committed bank facility maturing in 2027. This facility was undrawn at December 31, 2024. The short-term debt programmes are run in conjunction with term debt programmes which comprise the majority of our debt and provide the Group with security of funding.

The average amount and the average interest rate during the year have been calculated by taking the average of the amounts outstanding at each month end (translated to sterling at the respective month end rate) and the average of the interest rate applicable at each month end. Commercial paper issuance reached a maximum month end level of £1,256 million in September 2024 following cash outflows in respect of shareholder dividends and share repurchases, and short-term loans and overdrafts reached a maximum month end level of £81 million in December 2024 as a result of movements in trading cash flows. Term debt reached a maximum month end level of £1,026 million in January and February 2024 as the maturity of the €700 million and €500 million term debt issues both expiring in March 2024 were below 12 months.

Lease liabilities have been excluded from the balances below.

		2023		2024
		Weighted		Weighted
		average		average
	2023	interest	2024	interest
Short-term debt as at December 31,	(in millions)	rate %	(in millions)	rate %
Commercial paper	£179	5.5	£681	4.2
Short-term loans and overdrafts	41	5.6	81	4.7
Term debt	1,036	1.9	612	6.4
Total short-term debt	£1,256	—	£1,374	—

		2023		2024
		Weighted		Weighted
		average		average
	2023	interest	2024	interest
Average short-term debt during the year ended December 31,	(in millions)	rate %	(in millions)	rate %
Commercial paper	£241	5.2	£707	4.7
Short-term loans and overdrafts	83	6.5	54	5.1
Term debt	£1,061	2.6	£585	5.3

	2023	2024
Maximum month end short-term debt	(in millions)	(in millions)
Commercial paper	£511	£1,256
Short-term loans and overdrafts	103	81
Term debt	£1,189	£1,026

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

RESEARCH AND DEVELOPMENT

In 2023 and 2024 RELX spent £447 million and £464 million, respectively, in respect of capitalised development costs. This reflects sustained investment in new products. This expenditure was mainly incurred in the United States, the United Kingdom and the Netherlands. For additional information, see note 14 to the consolidated financial statements under the heading ‘Intangible assets’ on pages 165 to 167 of the RELX 2024 Annual Report and incorporated herein by reference to Exhibit 15.2.

ITEM 6: DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

DIRECTORS

The information on the Directors of RELX PLC as at February 20, 2025 is set forth under the heading ‘Board Directors’ on pages 82 to 83 of the RELX 2024 Annual Report and incorporated herein by reference to Exhibit 15.2.

As a general rule, Non-Executive Directors serve for an initial term of three years, and are typically expected to be available to serve for a second three-year period. If invited to do so, they may also serve for a third period of three years.

The Directors of RELX PLC as at February 20, 2025 are as follows:

Name (Age)	Function
Erik Engstrom (61)	Executive Director and Chief Executive Officer
Nick Luff (57)	Executive Director and Chief Financial Officer
Paul Walker (67)	Non-Executive Chair(2)(3)(4)
Alistair Cox (63)	Non-Executive Director(1)(2)(4)
June Felix (68)	Non-Executive Director(1)(2)(4)
Charlotte Hogg (54)	Non-Executive Director(1)(4)
Robert MacLeod (60)	Non-Executive Director(2)(3)(4)
Andrew Sukawaty (69)	Non-Executive Director(1)(4)
Bianca Tetteroo (55)	Non-Executive Director(4)(5)
Suzanne Wood (64)	Non-Executive Director(1)(3)(4)
(1)	Member of the Audit Committee.
(2)	Member of the Remuneration Committee.
(3)	Member of the Nominations Committee.
(4)	Member of the Corporate Governance Committee.
(5)	Bianca Tetteroo was appointed to the Board on July 1, 2024.

The following changes to the RELX PLC Board of Directors took place during the period from January 1, 2024 to December 31, 2024:

Marike van Lier Lels, a Non-Executive Director who was a member of the Nominations Committee and the Corporate Governance Committee, retired from the Board with effect from the conclusion of the Annual General Meeting on April 25, 2024, having served on the Board for nearly nine years.

Bianca Tetteroo joined the Board as a Non-Executive Director with effect from July 1, 2024 and also joined the Corporate Governance Committee.

Robert MacLeod will retire from the Board with effect from the conclusion of the Annual General Meeting on April 24, 2025, as announced by the Company on February 13, 2025.

Alistair Cox will succeed Robert MacLeod as Chair of the Remuneration Committee following the conclusion of the Annual General Meeting on April 24, 2025.

On February 13, 2025, RELX PLC announced the appointment of Andy Halford as a Non-Executive Director, effective from the conclusion of the 2025 Annual General Meeting (“AGM”), to be held on April 24, 2025, subject to his election by shareholders at the AGM.

Biographical details: Andy Halford (65)

Other appointments: Chief Financial Officer of Aareal Bank AG and Non-Executive Director of UK Government Investments Ltd.

Past appointments: Served as Chief Financial Officer of Standard Chartered plc from 2014 to 2024, Chief Financial Officer of Vodafone Group plc from 2005 to 2014 and Chief Financial Officer of Verizon Wireless in the United States from 2002 to 2005.

Served as a Non-Executive Director and Audit Committee Chair of Marks & Spencer from 2013 to 2022 and was appointed as Senior Independent Director of that board in 2018. Chaired The 100 Group of Finance Directors from 2011 to 2012 and previously held a number of senior executive roles in East Midlands Electricity plc from 1992 to 1998.

Nationality: British

Experience/skills: Experienced senior executive with a strong financial background and a reputation for delivering shareholder value in major, complex, international organisations. Significant experience and expertise in managing and implementing transformational change in organisations.

Education: Qualified as a chartered accountant at Price Waterhouse LLP. He holds a Bachelor of Arts degree in Industrial Economics from Nottingham University.

SENIOR MANAGEMENT

The executive officers, other than Directors, at February 20, 2025 were:

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

COMPENSATION

At the 2023 Annual General Meeting, a remuneration policy was approved, and is set out on pages 116 to 122 of the RELX 2024 Annual Report and incorporated herein by reference to Exhibit 15.2. The 2024 grants were made under the Long-Term Incentive Plan 2023 to Executive Directors under this policy.

The policy relating to payment for loss of office of Executive Directors and Non-Executive Directors is set out on pages 120 to 121 of the RELX 2024 Annual Report and incorporated herein by reference to Exhibit 15.2.

Compensation of Executive Officers

The aggregate compensation (salary, annual incentive, benefits, pension, cash allowance in lieu of pension and dividend equivalents received in respect of shares vested during 2024) paid during 2024 (and in respect of the annual incentive earned in respect of 2024) to those who were executive officers (other than Directors) of RELX during the year ended December 31, 2024 was £3,296,402 which included contributions made to the pension plans in respect of such officers of £20,000.

The executive officers participate in an annual incentive plan (“AIP”) which is based on financial targets and individual key performance objectives measured over a one-year period. The resulting AIP payout comprises a cash payout in March following the end of the relevant financial year (2/3rds) and deferred shares (1/3rd) which are released to participants after three years. The 2024 aggregate compensation for executive officers includes both the cash and the deferred share elements of the 2024 AIP.

In 2024, we also granted conditional share awards to the executive officers under the LTIP 2023 (as defined below) (see “— Share Ownership — Share Ownership by Directors and Executive Officers” below).

ANNUAL REMUNERATION REPORT

The Annual Remuneration Report is set out on pages 104 to 115 of the RELX 2024 Annual Report and is incorporated herein by reference to Exhibit 15.2.

SHARE OWNERSHIP

Executive Directors’ Multi-Year Incentive Interests

This information is set forth under the heading ‘Multi-year incentive interests’ on pages 110 to 111 of the RELX 2024 Annual Report and incorporated herein by reference to Exhibit 15.2.

Equity-Based Plans

As of December 31, 2024, we operated and/or had awards outstanding under a number of equity-based plans as follows:

(i)	All-Employee Equity-Based Plans

The following four plans are local all-employee equity based plans:

(a)	UK SAYE Share Option Scheme (“SAYE Scheme 2013”) and ShareSave 2023

SAYE Scheme 2013 expired in 2023 and was replaced with ShareSave 2023. Grants under the SAYE Scheme 2013 have ceased but there are still options outstanding under this scheme.

Shares may be acquired at the exercise price, which is not less than the higher of (i) 80% of the closing market price for the relevant share on The London Stock Exchange three dealing days before invitations to apply for options are issued, and (ii) if new shares are to be subscribed, their nominal value.

All UK employees of RELX Group plc and participating companies under its control in employment at the date of invitation are eligible to participate in the scheme. In addition, the Directors of RELX Group plc may permit other employees of RELX Group plc and participating companies under its control to participate.

Participants can save between £10 and £500 per month for a period of three or five years. During a period of six months following the end of the period, the participant can use his/her savings to buy shares at the exercise price. However, options may be exercised earlier than the normal exercise date in certain specified circumstances, including death, or on ceasing employment on account of injury, disability, redundancy, or upon retirement under our self-standing retirement policy or the sale of the business or subsidiary for which the participant works, or provided the option has been held for at least three years. Exercise is allowed in the event of an amalgamation, reconstruction or take-over of the company whose shares are under option; alternatively, such options may, with the agreement of an acquiring company or a company associated with it, be exchanged for options over shares in the acquiring company or that associated company. Options may also be exercised in the event of the voluntary winding-up of the company whose shares are under option. In the event that options are exercised before the normal exercise date, the participant may acquire only the number of shares that can be purchased with the accumulated savings up to the date of exercise, plus interest (if any).

Awards were made under ShareSave 2023 in 2024, for a savings period of three years.

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

All employees of RELX Nederland BV and participating companies under its control who are neither in their probation period nor under notice at the date of invitation and who are in receipt of salary via a Dutch payroll are entitled to participate in the DSPP. Each cycle of the DSPP operates on a standalone basis and eligibility is assessed for each cycle that is offered. The 2024 cycle of the DSPP launched in February 2024 and completed in December 2024.

Participating employees make monthly contributions out of net salary which are used to purchase RELX PLC shares, listed on Euronext Amsterdam (investment shares). Minimum and maximum annual contribution amounts apply to each cycle. In 2024, the minimum annual contribution amount was €250 and the maximum annual contribution amount was €6,000. At the end of the cycle, participants who were still in RELX employment, and who had not sold any of the investment shares purchased during the year, received matching shares from RELX equal to 20% of the investment shares purchased during the year. Investment shares acquired under the DSPP accrue normal RELX dividends which are automatically reinvested into additional RELX PLC shares.

The Executive Directors are not eligible to participate in the DSPP.

(d)	Employee Share Purchase Plan 2023 (“ESPP 2023”)

The Employee Share Purchase Plan 2023 (“ESPP 2023”) offers eligible US employees the opportunity to acquire RELX American Depositary Receipts (ADRs) at a discount. The ESPP 2023 is designed to comply with section 423 (b) of the US Internal Revenue Code of 1986. Employees of participating US subsidiaries of RELX PLC are eligible to participate. Participation may exclude certain employees, within the limits of the IRS Code, based on their period of continuous employment, weekly or annual hours or if they are highly compensated.

Minimum and maximum annual contribution amounts apply to each cycle. For the first award made in 2024, the minimum annual contribution amount was $300 and the maximum $6,000. The upper limit in the ESPP rules is the IRS Code limit, currently $25,000 per year. The award is made in the form of an option to acquire ADRs at a fixed price which may be set at a discount (of up to 15%) to the market value of the ADRs at the date of grant or exercise. At the end of the contribution period, the options will be exercised unless the employee chooses to withdraw.

The Executive Directors are not eligible to participate in the ESPP 2023.

(ii)	Executive Equity-Based Plans

Our executive equity-based plans comprise:

(a)	Long-term incentive plan 2013 (“LTIP 2013”)

The LTIP 2013 applied to senior executives (including executive officers and the Executive Directors). Awards were granted as performance share awards. Awards vest subject to performance measured over three financial years. Awards may be satisfied with new issue shares, a transfer of treasury shares or shares purchased in the market, but it is currently intended to continue the existing practice of satisfying awards with shares purchased in the market. The vesting of awards is also subject to participants meeting a minimum shareholding requirement and continued employment (except for certain categories of approved leavers). Dividend equivalents accrue over the performance period and are paid out in cash at the end to the extent that the awards vest. Further, shares vested from awards granted to the Executive Directors in 2016 and 2017 were subject to a further six months holding period post vesting which was increased to two years for shares vested from awards granted to the Executive Directors from 2018 onwards. Awards under this plan have ceased but there are still unvested awards outstanding.

(b)	Long-term incentive plan (“LTIP 2023”)

The rules of the LTIP 2013 expired at the 2023 AGM. Shareholders approved new rules for a replacement plan at the 2023 AGM on substantially the same terms. The LTIP 2023 applies to senior executives (including executive officers and the Executive Directors). Awards are granted as a right to receive shares without payment, which normally vest subject to performance measured over three financial years. Awards may be satisfied with new issue shares, a transfer of treasury shares or shares purchased in the market, but it is currently intended to continue the existing practice of satisfying awards with shares purchased in the market. The vesting of awards is also subject to participants meeting a minimum shareholding requirement and continued employment (except for certain categories of approved leavers). Dividend equivalents accrue over the performance period and are paid out in cash at the end to the extent that the awards vest. Shares vested from awards granted to the Executive Directors are subject to a further two years holding period post vesting.

The first awards under this plan were granted after the 2023 AGM.

The performance measures and targets applicable to awards granted in 2024 under this plan are detailed in the table below.

LTIP: 2024-2026 cycle

Vesting is dependent on three separate performance measures: a total shareholder return (“TSR”) measure (comprising three comparator groups), an EPS measure and a return on invested capital (“ROIC”) measure, weighted 20%:40%:40% respectively and assessed independently.(1)

Vesting percentage of each third	TSR ranking within the relevant
of the TSR tranche(2)	TSR comparator group
0%	below median
20%	median
100%	upper quartile
(1)	The calculation methodology for TSR, EPS and ROIC is set out in the 2013 Notice of Annual General Meeting, which can be found on our website, www.relx.com. The information on our website is not incorporated by reference into this Annual Report on Form 20-F.

Each comparator group comprises around 50 companies, which were selected on the same basis as the comparator groups for prior cycles under this plan.

(2)	Vesting is on a straight-line basis for performance between the minimum and maximum levels.

	Average growth in adjusted
Vesting percentage of EPS	EPS over the three-year	Average ROIC over the three-year
and ROIC tranches*	performance period	performance period
0%	below 5% p.a.	below 11.0%
20%	5% p.a.	11.0%
50%	6% p.a.	11.5%
65%	7% p.a.	12.0%
75%	8% p.a.	12.5%
85%	9% p.a.	13.0%
92.5%	10% p.a.	13.5%
100%	11% p.a. or above	14.0% or above

*Vesting is on a straight-line basis for performance between the stated average adjusted EPS growth/ROIC percentages.

(c)	Executive Share Option Scheme 2013 (“ESOS 2013”)

The ESOS 2013 applied to around 1,000 executives. Market value options granted vest (subject to performance in the case of Executive Directors) after three years and remain exercisable, subject to continued employment, until the tenth anniversary of grant. Options may be satisfied with new issue shares, a transfer of treasury shares or shares purchased in the market, but it is currently intended to continue the existing practice of satisfying options with new issue shares.

Awards under this scheme have ceased but there are still unvested awards outstanding. Vested awards held by the executives and Directors remain exercisable, as applicable.

(d)	Retention Share Plan (“RSP”) and Restricted Share Plan (“RSP 2014”)

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

Since 2006, employees eligible to participate in the ESOS 2013, other than Executive Directors, have been able to choose prior to the date of grant whether to receive all or part of their grant in the form of restricted shares based on a pre-determined conversion ratio of one share for every five options that would otherwise be granted to them under ESOS. The RSP is the vehicle used to deliver the award of such restricted shares. The restricted shares vest after the expiry of three years from the date of grant, subject to the participant remaining employed by us or a participating company under our control. The restricted shares awarded are satisfied by shares purchased in the market.

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

Share Options and Conditional Share Awards

At February 12, 2025 the total number of shares subject to outstanding options was:

	Number of
	outstanding	Options over	Option price
	options	shares	range
UK SAYE Scheme	1,798,062	RELX PLC	£13.568-27.92
Netherlands Convertible Debenture Stock Scheme	253,670	RELX PLC	€14.655-19.39
ESPP	311,121	RELX PLC	$38.59
ESOS	6,570,507	RELX PLC	£11.52-35.12
	689,509	RELX PLC	€15.003-17.785

Share options are expected, upon exercise, to be met by the issue of new ordinary shares.

At February 12, 2025 the following conditional share awards were also outstanding:

	Number of
	outstanding	Awards over
	awards	shares in
LTIP	5,001,280	RELX PLC
RSP	880,006	RELX PLC

Share Ownership by Directors and Executive Officers

The interests of those individuals who were Directors of RELX PLC as at December 31, 2024 in the issued share capital of RELX PLC at the beginning and end of the year are shown under the heading ‘Statement of Directors’ shareholdings and other share interests’ on page 109 of the RELX 2024 Annual Report and incorporated herein by reference to Exhibit 15.2.

The interests of the current Executive Directors of RELX PLC in the issued share capital of RELX PLC as at February 19, 2025 were:

Interest in
RELX
PLC shares
Erik Engstrom*	1,180,001
Nick Luff	289,260
*	Comprises ordinary shares and ADRs.

The following table indicates the total aggregate number of RELX PLC securities beneficially owned (comprising ordinary shares and ADRs) and the total aggregate number of share options (comprising ordinary shares only) and conditional share awards (comprising ordinary shares and ADRs) held by the executive officers (other than Directors) of the Company in office as of February 12, 2025:

		RELX	RELX
		PLC £	PLC €	RELX
		ordinary	ordinary	PLC
		shares	shares	conditional
	RELX PLC	subject to	subject to	share
	shares	options	options	awards
Executive officers (other than Directors)	701,603	21,910	21,630	335,712

The options over RELX PLC pound sterling denominated ordinary shares included in the above table are exercisable at prices ranging from £12.55 to £19.76 per share between the 3rd anniversary of their respective grant date and 2027 (except for SAYE options which will be exercisable for six months from the respective maturity date). The options over RELX PLC Euro denominated ordinary shares included in the above table are exercisable at prices ranging from €15.285 to €16.7225 per share between the 3rd anniversary of their respective grant date and 2027. The RELX PLC conditional share awards included in the above table will vest between 2025 and 2027.

In 2024, we granted a total of 72,267 conditional share awards to the executive officers under the LTIP 2023 (which is described above under “Executive Equity-Based Plans”).

BOARD PRACTICES

The Board currently consists of two Executive Directors, the Chair and seven Non-Executive Directors. Persons nominated by the Nominations Committee will be required to be approved by the Board, prior to appointment to the Board. A copy of the terms of reference of the Nominations Committee is available on request and can be viewed on our website, www.relx.com. The information on our website is not incorporated by reference into this Annual Report on Form 20-F.

Notwithstanding the provisions outlined above in relation to the appointment to the Board, shareholders retain their rights under RELX PLC’s articles of association to appoint Directors to the Board by ordinary resolution. Shareholders may also, by ordinary resolution, remove a Director from the Board.

The Board has also established the following Committees:

—	Audit — currently comprising five independent Non-Executive Directors;
—	Corporate Governance — currently comprising all Non-Executive Directors and the Chair of the Board;
—	Nominations — currently comprising two Non-Executive Directors and the Chair of the Board; and
—	Remuneration — currently comprising three Non-Executive Directors and the Chair of the Board, which is responsible for determining the remuneration policy (subject to shareholders approval) and monitoring and deciding its implementation for the Executive Directors and the Chair, and approving the remuneration for senior executives below Board level.

For additional information regarding the Board membership positions and executive officer positions within the Group, see “Directors” and “Senior Management” on pages 29 to 30. Details of the membership of the Audit Committee and details of the membership of the Remuneration Committee are given under “Directors” on page 29.

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

The Remuneration Committee Chair reports formally to the Board on its proceedings after each meeting on all matters within its duties and responsibilities and the Committee has due regard that prevailing requirements and best practice regarding disclosure of all information are met and produces an annual report of RELX’s remuneration policy and practices which forms part of RELX’s Annual Report.

The terms of reference for the Remuneration Committee are reviewed annually and a copy is published on our website, www.relx.com. The information on our website is not incorporated by reference into this Annual Report on Form 20-F.

EMPLOYEES

The number of people employed is disclosed in note 5 to the consolidated financial statements under the heading ‘Personnel’ on page 151 of the RELX 2024 Annual Report and incorporated herein by reference to Exhibit 15.2.

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

ITEM 7: MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

As at February 20, 2025, we had been notified by the following shareholders that they held an interest of 3% or more in voting rights(1) of the issued share capital of RELX PLC. The number of shares and percentage interests stated below are as disclosed at the date on which the interests were notified to us:

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

At December 31, 2024, there were 72 ordinary shareholders with a registered address in the United States, holding 82,172,739 ordinary shares of RELX PLC, representing 4.36% of the total number of ordinary shares issued. This includes Citibank N.A., depositary for RELX PLC’s ADR programme, which held 82,083,436 ordinary shares of RELX PLC, representing 4.36% of the total number of ordinary shares issued. At December 31, 2024, there were 144 registered ADR holders (holding together 36,599 ADRs), who all have a registered address in the United States, representing less than 0.01% of the total number of ordinary shares issued.

RELX PLC is not aware of any arrangements the operation of which may at a subsequent date result in a change in control of RELX PLC. The major shareholders of RELX PLC do not have different voting rights to other ordinary shareholders.

RELATED PARTY TRANSACTIONS

Transactions with joint ventures and key management personnel, comprising the Executive and Non-Executive Directors of RELX PLC, are set out in note 25 to the consolidated financial statements under the heading ‘Related party transactions’ on page 181 of the RELX 2024 Annual Report and is incorporated herein by reference to Exhibit 15.2.

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

Company’s Objects

RELX PLC’s objects are unrestricted.

Share Capital

As at December 31, 2024 the Company’s issued ordinary share capital comprised 1,880,844,719 shares of 14 51/116p and the number of shares held in treasury totaled 24.9 million. Of these, 5.3 million ordinary shares were held by the Employee Benefit Trust and 19.6 million ordinary shares were held in treasury by RELX PLC. During 2024, RELX PLC bought back a total of 28.9 million ordinary shares to be held in treasury pursuant to the authority given by shareholders at the Annual General Meeting held on April 25, 2024, and the previous authority given by shareholders at the Annual General Meeting held on April 20, 2023. On December 5, 2024, RELX PLC cancelled 29 million ordinary shares held in treasury. These share purchases and cancellations are reflected in the number of ordinary shares held in treasury at, December 31, 2024. All share capital is fully paid up.

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

UK Stamp Duty and Stamp Duty Reserve Tax

No UK stamp duty should be payable on the transfer of RELX PLC ADSs, provided that no instrument of transfer is entered into (which should not be necessary). An agreement to transfer RELX PLC ADSs should not give rise to a liability to stamp duty reserve tax (SDRT).

There is, however, a charge to SDRT or stamp duty at the rate of 1.5% of the amount or value of the consideration for the transfer or, in some circumstances, the value of the RELX PLC ordinary shares transferred (rounded up to the next multiple of £5 in the case of stamp duty), where RELX PLC ordinary shares are transferred to the depositary in exchange for RELX PLC ADSs evidenced by ADRs (or to a person whose business is or includes the provision of clearance services, or a nominee or agent for such a person). Such 1.5% charge is subject to exceptions, including for (i) transfers which are made in the course of “capital-raising arrangements” (as defined in sections 72ZA and 97AB of the Finance Act 1986), and (ii) transfers which are made in the course of “qualifying listing arrangements” (as defined in sections 72ZB and 97AC of the Finance Act 1986) and which do not affect the beneficial ownership of the RELX PLC ordinary shares in question. Specific professional advice should be sought in any case where the 1.5% SDRT or stamp duty charge may be applicable.

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

ANNUAL REPORT TO SECURITY HOLDERS

We plan to submit the RELX 2024 Annual Report in electronic format as an exhibit to a report on Form 6-K furnished with the SEC on the date of this Annual Report on Form 20-F.

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

Our management of the above market risks is described in further detail in note 17 to the consolidated financial statements under the heading ‘Financial Instruments’ on pages 169 to 175 and in note 21 under the heading ‘Debt’ on pages 176 to 177 of the RELX 2024 Annual Report and incorporated herein by reference to Exhibit 15.2.

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

The fair values of interest rate swaps and forward foreign exchange contracts set out below represent the replacement costs calculated using market rates of interest and exchange at December 31, 2024. The fair value of long-term debt has been calculated by discounting expected future cash flows at market rates.

Our use of financial instruments and our accounting policies for financial instruments are described more fully in note 17 to the consolidated financial statements under the heading ‘Financial Instruments’ on pages 169 to 175 of the RELX 2024 Annual Report and are incorporated herein by reference to Exhibit 15.2.

(a) Interest Rate Risk

The following sensitivity analysis assumes an immediate 100 basis point change in interest rates for all currencies and maturities from their levels at December 31, 2024 with all other variables held constant.

	Fair Value	Fair Value Change		Fair Value	Fair Value Change
	December 31,	+100	-100	December 31,	+100	-100
Financial Instrument	2023	basis points	basis points	2024	basis points	basis points
	(In millions)			(In millions)
Short-term debt	£(220)	£—	£—	£(762)	£—	£—
Long-term debt (including current portion)	(6,229)	231	(248)	(5,723)	241	(256)
Interest rate swaps (swapping fixed rate to floating)	(112)	(104)	112	(141)	(88)	94

A 100 basis point change in interest rates would not result in a material change to the fair value of other financial instruments.

At December 31, 2024, 56% of gross debt was at fixed rate. A 100 basis point reduction in interest rates would result in an estimated decrease in net finance costs of £26 million and £28 million in 2023 and 2024, respectively, based on the composition of financial instruments including cash, cash equivalents, bank loans and commercial paper debt at December 31, 2023 and December 31, 2024, respectively. A 100 basis points rise in interest rates would result in an estimated increase in net finance costs of £26 million and £28 million in 2023 and 2024, respectively.

(b) Foreign Exchange Rate Risk

The following sensitivity analysis assumes an immediate 10% change in all foreign currency exchange rates against sterling from their levels at December 31, 2024 with all other variables held constant. A +10% change indicates a strengthening of the currency against sterling and a -10% change indicates a weakening of the currency against sterling.

	Fair Value			Fair Value
	December 31,	Fair Value Change		December 31,	Fair Value Change
Financial Instrument	2023	+10%	-10%	2024	+10%	-10%
	(In millions)			(In millions)
Cash and cash equivalents	£155	£15	£(15)	£119	£12	£(12)
Short-term debt	(220)	(22)	22	(762)	(75)	75
Long-term debt (including current portion)	(6,229)	(620)	620	(5,723)	(569)	569
Finance lease receivables	4	—	—	2	—	—
Interest rate swaps (including cross currency interest rate swaps)	(112)	(11)	11	(141)	(14)	14
Forward foreign exchange contracts	46	(173)	173	30	(135)	135

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

From January 1, 2024 to February 20, 2025, we received a reimbursement of $175,000.00, net of withheld taxes, from the depositary for New York Stock Exchange listing fees, investor relations expenses and other programme related expenses, in connection with the ADR facility.

PART II

ITEM 15: CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

RELX PLC is required to comply with applicable US regulations, including the US Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), insofar as they apply to foreign private issuers. Accordingly, RELX PLC has established a Disclosure Committee comprising the Company Secretary of RELX PLC and other senior RELX managers appointed to provide assurance to the Chief Executive Officer and Chief Financial Officer of RELX PLC. The committee has reviewed and evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2024. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer of RELX PLC have concluded that the disclosure controls and procedures for RELX PLC are effective as of the end of the period covered by this Annual Report on Form 20-F.

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

Management conducted an evaluation of the effectiveness of its internal controls over financial reporting based on the framework in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that the internal controls over financial reporting of RELX PLC were effective as of December 31, 2024.

Certifications by the Chief Executive Officer and Chief Financial Officer of RELX PLC as required by the Sarbanes-Oxley Act are submitted as exhibits to this Annual Report on Form 20-F (see “Item 19: Exhibits” on pages S-3 and S-4).

Ernst & Young LLP have audited the consolidated financial statements for the fiscal year ended December 31, 2024 and have audited the effectiveness of internal controls over financial reporting as at December 31, 2024. Their report in respect of RELX is included herein.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of RELX PLC

Opinion on Internal Control over Financial Reporting

We have audited RELX PLC’s (the “Group’s”) internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated statements of financial position of the Group as at December 31, 2024 and 2023 and the related consolidated income statements, statements of comprehensive income, cash flows and changes in equity for each of the three years in the period ended December 31, 2024, and the related notes and our report dated February 12, 2025 expressed an unqualified opinion thereon.

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

February 12, 2025

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

The Board of RELX PLC has adopted a schedule of matters which are required to be brought to it for decision. During 2024, the Board of RELX PLC exercised a supervisory role over the activities and systems of internal control of the Group.

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

ITEM 16B: CODES OF ETHICS

The Group has adopted a code of ethics (Code of Ethics and Business Conduct) that applies to all directors, officers and employees of the Group, as well as a separate code of ethics (Code of Ethics for Senior Financial Officers) that also applies to RELX PLC’s principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions (collectively, the “Senior Financial Officers”). Both of these codes of ethics are available under “Policies & downloads” of the Corporate Responsibility page at www.relx.com. The information on our website is not incorporated by reference into this Annual Report on Form 20-F. If the Code for Senior Financial Officers is amended or a provision waived, we intend to satisfy any disclosure obligations by posting information on the internet website set forth above within five business days of such amendment or waiver.

ITEM 16C: PRINCIPAL ACCOUNTANT FEES AND SERVICES

The aggregate fees billed by our principal accountant, Ernst & Young LLP, are set forth in note 4 to the consolidated financial statements under the heading ‘Auditor’s remuneration’ on page 150 of the RELX 2024 Annual Report and incorporated herein by reference to Exhibit 15.2.

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

The auditors are not permitted to provide non-audit services that would compromise their independence or violate any laws or regulations that would affect their appointment as auditors. They are eligible for selection to provide non-audit services only to the extent that their skills and experience make them a logical supplier of the services. The Chair of the Audit Committee must pre-approve the provision of all non-audit services by the auditors and will consider SEC rules and other guidelines in determining the scope of permitted services. All assignments other than audit-related work must be specifically pre-approved by the Audit Committee in advance of commissioning the work. Aggregate non-audit fees must not exceed the annual audit fees in any given year, unless approved in advance by the Audit Committee. All of the audit and non-audit services carried out in the year ended December 31, 2024 were pre-approved under the policies and procedures summarised above.

ITEM 16E: PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

During 2024, the Group repurchased a total of 28.9 million shares for total consideration of £1,000 million ($1,280 million) to be held in treasury.

During 2023 and 2024, the Employee Benefit Trust purchased 2 million and 2.2 million RELX PLC shares, respectively, in order to satisfy awards under our equity-based plans as described in “Item 6: Directors, Senior Management and Employees — Share Ownership”.

				Approximate
				maximum
			Total shares	value
			repurchased	of shares that
			under	may yet be
	Number of	Average price	publicly	purchased
	ordinary	paid per	announced	under the
	shares	share	programmes	programmes
January 2024(1)	3,541,587	3,218p	3,541,587	£36 million
February 2024(2)(3)	4,693,069	3,414p	2,527,356	£800 million
March 2024(4)	3,150,695	3,428p	3,150,695	£692 million
April 2024(4)	3,599,408	3,339p	3,599,408	£572 million
May 2024(4)	4,253,267	3,448p	4,253,267	£426 million
June 2024(4)	3,512,237	3,574p	3,512,237	£300 million
July 2024(4)	1,766,418	3,597p	1,766,418	£236 million
August 2024(4)	1,596,700	3,544p	1,596,700	£180 million
September 2024(4)	1,566,351	3,615p	1,566,351	£123 million
October 2024(4)	1,713,857	3,619p	1,713,857	£61 million
November 2024(4)	1,552,077	3,665p	1,552,077	£4 million
December 2024(4)(5)	115,524	3,756p	115,524	£150 million
	31,061,190		28,895,477
(1)	Includes amounts purchased under the £150 million ($192 million) non-discretionary buyback programme announced December 8, 2023.
(2)	Includes shares purchased to satisfy awards under our equity-based plans as described in “Item 6: Directors, Senior Management and Employees — Share Ownership”.
(3)	Includes amounts purchased under the £150 million ($192 million) non-discretionary buyback programme announced December 8, 2023 and the £850 million ($1,088 million) non-discretionary programme announced February 15, 2024.
(4)	Includes amounts purchased under the £850 million ($1,088 million) non-discretionary buyback programme announced February 15, 2024. This non-discretionary buyback programme was completed on December 3, 2024.
(5)	On December 6, 2024 RELX announced a non-discretionary buyback programme to repurchase further ordinary shares up to the value of £150 million ($192 million) in total between January 2, 2025 and February 7, 2025. A further 3.8 million RELX PLC shares have been purchased as at February 12, 2025, under this programme.

On February 13, 2025 RELX PLC announced its intention to repurchase further ordinary shares up to the value of £1,350 million ($1,728 million) over the remainder of 2025.

ITEM 16G: CORPORATE GOVERNANCE

Details of our corporate governance practices are set out on page 54 of “Item 15: Controls and Procedures”.

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

ITEM 16J: INSIDER TRADING POLICIES

We have adopted insider trading policies and procedures governing the purchase, sale and other dispositions of our securities, by directors, senior managers and employees that are reasonably designed to promote compliance with applicable insider trading laws, rules and regulations and any listing standards applicable to us. Copies of the RELX Securities Dealing Code and the Restricted Persons Securities Dealing Code are appended as Exhibits 11.1 and 11.2, respectively.

ITEM 16K: CYBERSECURITY

Cybersecurity – Risk Management and Strategy

RELX takes measures to assess, identify, and manage material risks from cybersecurity threats, including the following:

●	We have established security programmes which are constantly reviewed and updated to address developments in the threat landscape with the aim of ensuring our ability to prevent, respond to and recover from a cybersecurity attack, that data is protected and our business infrastructures continue to operate.
●	We have governance mechanisms in place to design and monitor common policies and standards across our businesses.
●	We invest in appropriate technological and physical controls which are applied across the enterprise in a risk-based security programme which operates at the infrastructure, application, and user levels. These controls include, but are not limited to, infrastructure vulnerability management, application scanning and penetration testing, network segmentation, encryption and logging and monitoring.
●	We provide regular training and communication initiatives to establish and maintain awareness of risks at all levels of our businesses.
●	We have appropriate incident response plans to respond to threats and attacks which include procedures to recover and restore data and applications in the event of an attack.
●	We maintain appropriate information security policies and contractual requirements for our businesses and run programmes monitoring the application of our data security and resilience policies by third-party service providers.
●	We use independent internal and third-party auditors to test, evaluate, and help enhance our procedures and controls.
●	We continuously monitor the global regulatory landscape to identify emerging cybersecurity, data protection and privacy laws, and, as needed, create implementation plans to comply with them.
●	We procure appropriate cybersecurity insurance to mitigate the potential losses arising from a cybersecurity incident.

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

The Chief Legal Officer and Company Secretary (CLO) and the Chief Financial Officer (CFO) are the senior management members who have primary responsibility for assessing and managing cybersecurity risks. As such, the Company’s risk assessment, internal audit, information assurance, and incident response organisations report into either the CLO or CFO. The CLO and CFO determine whether an incident is sufficiently serious to require public disclosure.

The Company has established three cross-functional senior-level forums which further coordinate governance over the technology which supports the mitigation of cybersecurity risks: the ISC, the RELX Technology Forum (CTO Forum), and the Security Governing Committee (SGC). Additionally, the RELX Head of Information Assurance & Data Protection periodically updates the CLO, CFO, and other senior management members on cybersecurity risks.

ISC

The ISC comprises the RELX Head of Information Assurance & Data Protection (Chair) and the Chief Information Security Officer (CISO) from each of the RELX divisions - Risk, Scientific, Technical & Medical, Legal, and Exhibitions. ISC members have extensive experience in cybersecurity and contribute extensively to industry cybersecurity threat sharing groups such as FS-ISAC. They have published and spoken extensively on relevant topics at industry events such as RSAC USA and FS-ISAC FinCyber Today and in industry journals published by the International Systems Security Association (ISSA), Directors & Boards magazine, the International Association of Privacy Professionals (IAPP) and the Institute of Electrical and Electronics Engineers IEEE.

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

SGC

The SGC comprises RELX’s Chief Legal Officer (Chair), Chief Counsel, Intellectual Property, Technology and Procurement, Chief Strategy Officer, Chair of the CTO Forum, and the Chair of the ISC. The primary governance function of the SGC is to review overall cybersecurity strategy and serve as a point of escalation for cybersecurity programme resource allocation and project prioritisation decisions. The SGC receives regular briefings on the same topics as the CTO Forum, as well as risk assessments and project updates on non-technology related cybersecurity risks, such as business processes for incident response and verification programmes for customer access to sensitive data; and adjacent risks, such as compliance.

PART III

ITEM 17: FINANCIAL STATEMENTS

The Registrant has responded to “Item 18: Financial Statements” in lieu of responding to this Item.

ITEM 18: FINANCIAL STATEMENTS

The information set forth under the headings ‘Consolidated income statement’, ‘Consolidated statement of comprehensive income’, ‘Consolidated statement of cash flows’, ‘Consolidated statement of financial position’, ‘Consolidated statement of changes in equity’ and ‘Notes to the consolidated financial statements’ on pages 140 to 186 of the RELX 2024 Annual Report is incorporated herein by reference to Exhibit 15.2.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of RELX PLC

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of RELX PLC (the “Group”) as of December 31, 2024, and 2023, the related consolidated income statements, statements of comprehensive income, cash flows and changes in equity for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group at December 31, 2024, and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Group's internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated February 12, 2025 expressed an unqualified opinion thereon.

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

Uncertain tax positions

Description of the Matter

As more fully described in note 9 to the consolidated financial statements, the Group is subject to tax in numerous jurisdictions. Provisions related to uncertain tax positions totaled £168 million as at December 31, 2024. The Group’s operational structure gives rise to potential tax exposures that require management to exercise judgement in making determinations as to the amount of tax that is payable. The Group reports cross-border transactions undertaken between subsidiaries on an arm’s-length basis in tax returns in accordance with Organisation for Economic Co-operation and Development (OECD) guidelines. Transfer pricing relies on the exercise of significant judgement as it is reasonably possible for there to be a range of potential outcomes based on the

Group's interpretation of the applicable tax laws and regulations. As a result, the Group has recognised provisions for uncertain tax positions, the valuation of which requires judgement.

Auditing the Group’s provision for uncertain tax positions was complex due to the subjectivity in the completeness and quantification of the provision, given the range of possible outcomes and the judgement around the trigger for recognition or release impacting the provision and the effective tax rate.

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
February 12, 2025

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
Adjusted net profit attributable to shareholders

Net profit attributable to shareholders before amortisation of acquired intangible assets, other deferred tax credits from intangible assets and items treated as exceptional, acquisition and disposal related items, net interest on the net defined benefit pension balance, disposals and other non-operating items. This provides a measure of the Group’s profitability after tax attributable to shareholders.

Adjusted operating margin	Calculated as adjusted operating profit divided by revenue. This is a key financial measure used by management to evaluate performance and allocate resources
Adjusted operating profit

Operating profit before amortisation of acquired intangible assets, acquisition and disposal related items, and grossed up to exclude the equity share of finance income, finance costs and taxes in joint ventures and associates. This is a key financial measure used by management to evaluate performance and allocate resources and is presented in accordance with IFRS 8 — ‘Operating Segments’

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

Investments	Non-current investments
Freehold	Ownership with absolute rights in perpetuity
Interest receivable	Interest income
Net debt	Debt less cash and cash equivalents, related derivative financial instruments and finance lease receivables. This provides a measure of the Group’s level of indebtedness.
Net cash acquired	Cash less debt acquired with a business
Operating costs	Cost of sales plus selling and distribution costs plus administration and other expenses
Portfolio changes/effects	Changes in the portfolio relating to acquisitions, disposals and assets held for sale
Prepayments	Prepaid expenses
Profit	Income
Profit attributable	Net income
Share based remuneration	Stock-based compensation
Share premium	Premiums paid in excess of par value of ordinary shares

Return on invested capital	Post tax adjusted operating profit expressed as a percentage of average capital employed. This is a key financial measure used by management that demonstrates the efficiency of the use of capital.
Revenue	Sales
Underlying growth

Underlying growth rates are calculated at constant currency, excluding the results of acquisitions until 12 months after purchase, and excluding the results of disposals and assets held for sale. Underlying revenue growth rates also exclude exhibition cycling. This is a key financial measure as it provides an assessment of year-on-year growth excluding the impact of acquisitions, disposals, exhibition cycling and exchange rate movements.

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

4.11	RELX Group plc Restricted Share Plan 2014 (incorporated by reference from Exhibit 4.3 to the Registration Statement on Form S-8 (File No. 333-227636) filed with the SEC on October 1, 2018)
4.12	RELX Group plc Executive Share Option (incorporated by reference from Exhibit 4.4 to the Registration Statement on Form S-8 (File No. 333-227636) filed with the SEC on October 1, 2018)
4.13	RELX Group plc Long-Term Incentive Plan 2013 (incorporated by reference from Exhibit 4.5 to the Registration Statement on Form S-8 (File No. 333-227636) filed with the SEC on October 1, 2018)
4.14	RELX PLC Long-Term Incentive Plan 2023 (incorporated by reference from Exhibit 4.2 to the Registration Statement on Form S-8 (File No. 333-272478) filed with the SEC on June 7, 2023)
4.15	RELX PLC Executive Share Ownership Scheme 2023 (incorporated by reference from Exhibit 4.3 to the Registration Statement on Form S-8 (File No. 333-272478) filed with the SEC on June 7, 2023)
4.16	RELX PLC Employee Share Purchase Plan 2023 (incorporated by reference from Exhibit 4.4 to the Registration Statement on Form S-8 (File No. 333-272478) filed with the SEC on June 7, 2023)
8.0	List of subsidiaries, associates, joint ventures and business units
11.1	RELX Securities Dealing Code
11.2	Restricted Persons Securities Dealing Code

12.1	Certification Pursuant to Section 302 of Sarbanes-Oxley Act of 2002, by the Chief Executive Officer of RELX PLC
12.2	Certification Pursuant to Section 302 of Sarbanes-Oxley Act of 2002, by the Chief Financial Officer of RELX PLC
13.1	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, by the Chief Executive Officer of RELX PLC
13.2	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, by the Chief Financial Officer of RELX PLC
15.1	Independent Registered Public Accounting Firm’s Consent – Ernst & Young LLP
15.2*	RELX 2024 Annual Report
17.1	Subsidiary Guarantors and Issuers of Guaranteed Securities
97.1	RELX PLC Compensation Recovery Policy (incorporated by reference from Exhibit 97.1 to the 2023 Annual Report on Form 20-F (File No. 001-13334) filed with the SEC on February 22, 2024)
101.1

The following financial information for RELX formatted in Inline XBRL: (i) Consolidated Income Statement for the years ended December 31, 2022, 2023 and 2024; (ii) Consolidated Statement of Comprehensive Income for the years ended December 31, 2022, 2023 and 2024; (iii) Consolidated Statement of Cash Flows for the years ended December 31, 2022, 2023 and 2024; (iv) Consolidated Statement of Financial Position at December 31, 2023 and 2024; (v) Consolidated Statement of Changes in Equity for the years ended December 31, 2022, 2023 and 2024; and (vi) Notes to the Consolidated Financial Statements

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

*

Certain of the information included within Exhibit 15.2 is incorporated by reference in this Annual Report on Form 20-F, as specified elsewhere in this Annual Report on Form 20-F. With the exception of the items and pages so specified, the RELX 2024 Annual Report are not deemed to be filed as part of this Annual Report on Form 20-F. For the avoidance of doubt, other information mentioned in or contained within the RELX 2024 Annual Report, including the content of the RELX website and other pages or sections of the RELX 2024 Annual Report referenced, but not contained, in the items and pages so specified are not deemed to be filed as part of this Annual Report on Form 20-F.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this annual report on its behalf.

RELX PLC
Registrant

By: /s/ E ENGSTROM

E Engstrom
Chief Executive Officer

By: /s/ N LUFF

N Luff
Chief Financial Officer

Dated: February 20, 2025