Form 20-F
period 2025-12-31
RELX PLC
filed 2026-02-19
CIK 929869

As filed with the Securities and Exchange Commission on February 19, 2026

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

Or

☑	ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

Henry Udow

Company Secretary

RELX PLC

1-3 Strand, London WC2N 5JR, England

+44 20 7166 5500

henry.udow@relx.com

(Name, telephone, e-mail and/or facsimile number and address of

Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of exchange on which registered
American Depositary Shares (each representing one RELX PLC ordinary share)	RELX	New York Stock Exchange
Ordinary shares of 14 51/116p each (the “RELX PLC ordinary shares”)		New York Stock Exchange*
4.000% Guaranteed Notes due 2029	RELX/29	New York Stock Exchange
3.000% Guaranteed Notes due 2030	RELX/30	New York Stock Exchange
4.750% Guaranteed Notes due 2030	RELX/30A	New York Stock Exchange
4.750% Guaranteed Notes due 2032	RELX/32	New York Stock Exchange
5.250% Guaranteed Notes due 2035	RELX/35	New York Stock Exchange
*	Listed, not for trading, but only in connection with the listing of the applicable Registrant’s American Depositary Shares issued in respect thereof.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2025:

Number of outstanding shares
Ordinary shares of 14 51/116p each	1,819,061,446

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

Pursuant to Rule 12b-23(a) of the US Securities Exchange Act of 1934, as amended (the “Exchange Act”), certain information in this Annual Report on Form 20-F is being incorporated herein by reference to our Annual Report for the year ended December 31, 2025 (the “RELX 2025 Annual Report”) appended hereto as Exhibit 15.2. With the exception of the items and pages so specified, the RELX 2025 Annual Report is not deemed to be filed as part of this Annual Report on Form 20-F. For the avoidance of doubt, other information mentioned in or contained within the RELX 2025 Annual Report, including the content of the RELX website and other pages or sections of the RELX 2025 Annual Report referenced, but not contained, in the items and pages so specified are not deemed to be filed as part of this Annual Report on Form 20-F.

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

Important factors that could cause our actual results to differ materially from estimates or forecasts contained in the forward-looking statements include, among others:

●	regulatory and other changes regarding the collection or use of personal data;
●	changes in law and legal interpretation affecting our intellectual property rights and internet communications;
●	current and future geopolitical, economic and market conditions;
●	research integrity issues or changes in the payment model for our scientific, technical and medical research products;
●	competitive factors in the industries in which we operate and demand for our products and services;
●	our inability to realise the future anticipated benefits of acquisitions;
●	compromises of our cybersecurity systems or other unauthorised access to our databases;
●	changes in economic cycles, trading relations, communicable disease epidemics or pandemics, severe weather events, natural disasters and terrorism;
●	failure of third parties to whom we have outsourced business activities;
●	significant failure or interruption of our systems;
●	our inability to retain high-quality employees and management;
●	changes in tax laws and uncertainty in their application;
●	exchange rate fluctuations;
●	adverse market conditions or downgrades to the credit ratings of our debt;

●	changes in the market values of defined benefit pension scheme assets and in the market related assumptions used to value scheme liabilities;
●	breaches of generally accepted ethical business standards or applicable laws;
●	failure to comply with consent orders by the US Federal Trade Commission (“FTC”); and
●	other risks referenced from time to time in the filings of RELX PLC with the US Securities and Exchange Commission (the “SEC”), including the risks described in “Item 3: Key Information — Risk Factors”.

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

In the course of our business, we process personal data from customers, end users, employees and other sources. Certain business areas rely extensively upon content that includes personal data from public records, governmental authorities, publicly available information and media, and other information companies, including competitors. Changes in data privacy legislation, regulation, and/or enforcement could impact our ability to collect and use personal data, potentially affecting the availability and effectiveness of our products.  Failure or perceived failure, by us, our customers or suppliers, to comply with requirements for proper collection, use, sharing, storage, transfer and other processing of personal data may damage our reputation, divert time and effort of management and other resources, increase cost of operations, and expose us to risk of loss, fines and penalties, litigation, and increased regulation. See “Item 8: Financial Information – Legal Proceedings”.

Our intellectual property rights may not be adequately protected under current laws in some jurisdictions, which may adversely affect our business or financial performance and our ability to grow.

Our products and services include and utilise intellectual property and we rely on our commercial agreements as well as trademark, copyright, patent, trade secret and other intellectual property laws to establish and protect our proprietary rights in this intellectual property. Such intellectual property laws are subject to national legislative initiatives, cross-border initiatives such as those from the European Commission and increased judicial scrutiny in several jurisdictions in which we operate that could weaken such protections. There is a risk that our proprietary rights and copyright protections could be infringed or circumvented, including by companies leveraging technology tools and artificial intelligence (“AI”), which may impact demand for and pricing of our products and services.

Current and future geopolitical, economic and market conditions, and dislocations beyond our control may adversely affect demand for our products and services.

Demand for our products and services, and our ability to operate internationally, may be adversely impacted by geopolitical, economic and market conditions beyond our control. These include acts of war and civil unrest; political conflicts and tensions; international sanctions; economic cycles; the impact of the effect of changes in inflation and interest rates in major economies; trading relations between the United States, Europe, China and other major economies; as well as levels of government and private funding for our markets.

Failing to maintain research integrity in our scientific, technical and medical primary research products, as well as changes in the payment model for these products or alternative publication channels for our content, could adversely affect our business or financial performance.

Maintaining quality and integrity in primary scientific research is core to our Scientific, Technical & Medical (“STM”) business. There is a risk that we may not detect some erroneous or fraudulent research papers that are submitted to our journals. In addition, payment models in scientific research publishing are evolving, with ‘pay-to-publish’ (commonly referred to as Open Access) becoming a larger share relative to ‘pay-to-read’. Rapid changes in customer choice, regulation, or technologies in this area could impact the revenue mix and growth in primary publishing.

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

We supplement our organic development with selected acquisitions. If we are unable to generate the anticipated benefits such as revenue growth, accelerated product development or cost savings associated with these acquisitions, it could adversely affect return on invested capital and financial condition or lead to an impairment of goodwill or intangibles.

OPERATIONAL RISKS

Compromises of our cybersecurity systems and other unauthorised access to our databases, could adversely affect our business and operations.

Our businesses maintain and use online databases and platforms delivering our products and services, which we rely on, and provide data to third parties, including customers and service providers. These databases and information are a target for compromise and face a risk of unauthorised access and use by unauthorised parties including through cyber, ransomware, malware, phishing and other social engineering attacks on us or our third-party service providers.

Our cybersecurity measures, and the measures used by our third-party service providers, may not detect or prevent all attempts to compromise our systems, which may jeopardise the security or integrity of the data we maintain or may disrupt our systems. Failures of our cybersecurity measures could result in unauthorised access to our systems, misappropriation of our or our users’ data, deletion or modification of stored information or other interruption to our business operations. As techniques used to obtain unauthorised access to or to sabotage systems change frequently (including automated tools such as generative-AI assisted) and may not be known until launched against us or our third-party service providers we may be unable to anticipate or implement adequate measures to protect against these attacks and our service providers and customers may likewise be unable to do so.

Compromises of our or our third-party service providers’ systems could adversely affect our financial performance, damage our reputation and expose us to risk of loss, fines and penalties, litigation and increased regulation. See “Item 8: Financial Information – Legal Proceedings”.

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

Our businesses are dependent on electronic platforms and networks, including our own and third-party data centres, cloud providers, network systems and the internet, for delivery of our products and services. These could be adversely affected if our electronic delivery platforms, networks, power sources or supporting infrastructure experience a significant failure or interruption.

We may be unable to implement and execute our strategic and business plans if we cannot recruit and retain skilled employees and management.

The implementation and execution of our strategies and business plans depend on our ability to recruit, motivate, develop, and retain a diverse population of skilled employees and management. We compete globally and across business sectors for diverse, talented management and skilled individuals, particularly those with technology and data analytics capabilities. An inability to recruit, motivate or retain key employees with the right overall mix of skills in the Group could adversely affect our business performance.

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

We primarily operate  defined contribution pension schemes around the world, but also have legacy defined benefit pension schemes in the United Kingdom and the United States. The US defined benefit pension scheme closed to future accruals in 2019. The UK defined benefit pension scheme has been closed to new hires since 2010 and will close to future benefit accruals in 2027. The assets and obligations associated with these pension schemes are sensitive to changes in the market values of the scheme’s investments and the market-related assumptions used to value scheme liabilities. Adverse changes to asset values, discount rates, longevity assumptions or inflation could increase funding requirements.

REPUTATIONAL RISKS

Breaches of generally accepted ethical business standards or applicable statutes could adversely affect our reputation and financial condition.

As a global provider of professional information solutions we, our employees, major suppliers and partners are expected to adhere to high standards of integrity and ethical conduct, including those related to anti-bribery and anti-corruption, data protection, use of AI, fraud, sanctions, competition and principled business conduct. A breach of generally accepted ethical business standards or applicable laws could adversely affect our business performance, reputation, and financial condition.

REGULATORY RISKS

Our business, operations and reputation could be adversely affected by a failure to comply with FTC consent orders.

Our business, operations and reputation could be adversely affected by a failure to comply with FTC consent orders entered into in 2006 and 2008, regarding our compliance with US federal laws governing consumer information and security-related issues, including certain fraudulent data access incidents. Failure to comply with these orders could result in civil penalties and adversely affect our business, operations and reputation.

ITEM 4: INFORMATION ON THE GROUP

BUSINESS OVERVIEW

RELX PLC is a public limited company, incorporated in England under the UK Companies Act 2006 (as amended) (the “Companies Act”).

RELX is a global provider of information-based analytics and decision tools for professional and business customers. RELX serves customers in more than 180 countries and territories and has offices in about 40 countries. It employs more than 37,000 people, around 40% of whom are in North America.

We operate in four major market segments: Risk; Scientific, Technical & Medical; Legal; and Exhibitions.

●	Risk provides customers with information-based analytics and decision tools that combine public and industry-specific content with advanced technology and algorithms to assist them in evaluating and predicting risk and enhancing operational efficiency.
●	Scientific, Technical & Medical helps advance science and healthcare by combining high-quality, trusted scientific and medical information and data sets with innovative technologies to deliver critical insights that support better outcomes.
●	Legal helps its customers improve decision-making, achieve better outcomes and increase productivity by providing tools that combine legal, regulatory and business information with powerful analytics.
●	Exhibitions combines industry expertise, digital tools, and data to help customers connect in-person and online, discover new markets, source products, generate leads, and transact.

Business area reporting changes

Our strategy is to develop increasingly sophisticated information-based analytics and decision tools that deliver enhanced value to professional and business customers across market segments. These are now provided almost exclusively in electronic format with the proportion of group revenue from products in print format having reduced over the past 25 years from 64% to 4%. This print to electronic transition is now largely complete.

Going forwards, we will continue to ensure that print versions of our content remain available as a service to customers who still prefer this format, while we continue to proactively reduce our own involvement in print and print-related activities. Over the past two years, we have stepped up our efforts to do this through out-sourcing, joint ventures and targeted asset disposals.

Consistent with this, we are now managing and reporting print and print-related activities separately. We believe that this removes a management distraction and improves transparency of reporting.

Also, a small portfolio of commercial healthcare products, previously distributed by Scientific, Technical & Medical, is now managed and distributed entirely in Risk. Accordingly, revenue, together with some associated profit, previously in Scientific, Technical & Medical, is now reported in Risk.

Prior period comparatives have been restated to reflect these reporting changes.

Information on revenue by geographical market is set forth in note 2 to our consolidated financial statements under the heading ‘Revenue, operating profit and segment analysis’ on pages 145 to 148 of the RELX 2025 Annual Report and incorporated herein by reference to Exhibit 15.2.

	Revenue Year ended December 31,
	2023		2024		2025
	Restated		Restated
	(in millions, except percentages)		(in millions, except percentages)		(in millions, except percentages)

Risk	£3,224	35%	£3,336	35%	£3,485	36%
Scientific, Technical & Medical	2,581	28	2,624	28	2,714	28
Legal	1,655	18	1,718	18	1,806	19
Exhibitions	1,115	12	1,239	13	1,186	13
Print & print-related activities(1)	586	7	517	6	399	4
Total	£9,161	100%	£9,434	100%	£9,590	100%
(1)	From 2025, revenue for print and print-related activities is managed and reported separately from the four business areas. Consequently, Risk, Scientific, Technical & Medical and Legal now exclude print and print-related activities, consistent with financial information provided to the Board. Also, a small portfolio of commercial healthcare products, previously reported in Scientific, Technical & Medical, is now reported in Risk. Comparative figures have been restated as if the business areas had operated on this basis in the prior periods. For additional information, see note 1 to the consolidated financial statements under the heading ‘Basis of preparation and accounting policies’ on pages 143 to 145 of the RELX 2025 Annual Report.

RISK

The information set forth under the headings ‘Business overview’, ‘Market opportunities’, ‘Strategic priorities’ and ‘Business model, distribution channels and competition’ on pages 10 to 13 of the RELX 2025 Annual Report is incorporated herein by reference to Exhibit 15.2.

SCIENTIFIC, TECHNICAL & MEDICAL

The information set forth under the headings ‘Business overview’, ‘Market opportunities’, ‘Strategic priorities’ and ‘Business model, distribution channels and competition’ on pages 16 to 19 of the RELX 2025 Annual Report is incorporated herein by reference to Exhibit 15.2.

LEGAL

The information set forth under the headings ‘Business overview’, ‘Market opportunities’, ‘Strategic priorities’ and ‘Business model, distribution channels and competition’ on pages 22 to 25 of the RELX 2025 Annual Report is incorporated herein by reference to Exhibit 15.2.

EXHIBITIONS

The information set forth under the headings ‘Business overview’, ‘Market opportunities’, ‘Strategic priorities’ and ‘Business model, distribution channels and competition’ on pages 28 to 29 of the RELX 2025 Annual Report is incorporated herein by reference to Exhibit 15.2.

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

Material acquisitions and disposals

Cash spent on acquisitions in 2023 was £132 million, in 2024 was £170 million and in 2025 was £260 million, including deferred consideration for past and current year acquisitions. Cash spent on venture capital investments was £8 million in 2023, £4 million in 2024 and £42 million in 2025.

Net cash inflow from disposals was £12 million in 2023, £46 million in 2024 and £17 million in 2025.

Capital expenditure

Capital expenditure on property, plant, equipment and internally developed intangible assets principally relates to the development of electronic products and investment in systems infrastructure, computer equipment and office facilities. Total such capital expenditure, which was financed using cash flows generated from operations, amounted to £477 million, £484 million and £525 million in 2023, 2024 and 2025, respectively. The majority of capital expenditure is incurred in the United States, the United Kingdom and the Netherlands. In 2025, there was continued investment in new products and related infrastructure. Further information on capital expenditure is included in notes 2, 14 and 16 to the consolidated financial statements under the headings ‘Revenue, operating profit and segment analysis’, ‘Intangible assets’ and ‘Property, plant and equipment’ on pages 148, 165 and 168 respectively of the RELX 2025 Annual Report and incorporated herein by reference to Exhibit 15.2.

Principal executive offices

The principal executive office of RELX PLC is located at 1-3 Strand, London WC2N 5JR, England. Tel: +44 20 7166 5500. The principal executive office of RELX PLC located in the United States is at 101 Park Avenue, 24th Floor, New York, New York 10178. Tel: +1 212 309 8100. Our internet address is www.relx.com. The information on our website is not incorporated by reference into this Annual Report on Form 20-F.

Our agent in the United States is The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, Wilmington, Delaware 19801.

PROPERTY, PLANT AND EQUIPMENT

We own or lease approximately 156 properties around the world as at December 31, 2025. The table below identifies the principal owned and leased properties in our property portfolio as at December 31, 2025.

		Floor space
Location	Principal use(s)	(square feet)
Owned properties
Alpharetta, Georgia	Office and data centre	406,000
Leased properties
Miamisburg, Ohio	Office and data centre	137,249
Raleigh, North Carolina	Office	120,000
Amsterdam, Netherlands	Office	114,537

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

During 2025,

●	our Scientific, Technical & Medical business provided subscriptions to online products to the Ministry of Science Research and Technology of the Islamic Republic of Iran; and published open access and subscription articles by authors from a number of universities, hospitals and other entities, including Amirkabir University of Technology, Ferdowsi University of Mashhad, Iran University of Science and Technology, Islamic Azad University, Shahid Beheshti University, Tabriz University of Medical Sciences and University of Zanjan; and

●	our Exhibitions business provided exhibitions-related services to a number of exhibitors.

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

Our aggregate revenue attributable to these Iran-related activities was approximately £2.0 million during the fiscal year ended December 31, 2024 compared to £4.9 million during the fiscal year ended December 31, 2025. We do not customarily allocate net profit on a subscription-by-subscription, individual customer or country-by-country basis. However, we estimate that our net profit during the fiscal year attributable to these activities was 0.02% of our net profit reported in our income statement for the fiscal year ended December 31, 2024 compared to 0.05% for the fiscal year ended December 31, 2025.

CLIMATE CHANGE

See the information set forth under the heading ‘Task Force on Climate-related Financial Disclosures’ on pages 235-240 of the RELX 2025 Annual Report and incorporated herein by reference to Exhibit 15.2.

ITEM 5: OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A discussion of our fiscal year ended December 31, 2023 may be found in “Item 5: Operating and Financial Review and Prospects” of our Annual Report on Form 20-F for the fiscal year ended December 31, 2024, filed with the SEC on February 20, 2025.

OPERATING RESULTS

The following discussion is based on the consolidated financial statements of the Group for the two years ended December 31, 2024 and 2025 which have been prepared in accordance with IFRS as issued by the IASB.

The following discussion should be read in conjunction with, and is qualified by reference to, the consolidated financial statements on pages 138 to 185 of the RELX 2025 Annual Report and incorporated herein by reference to Exhibit 15.2.

The following tables analyse the Group’s revenue in each of the two years ended December 31, 2024 and 2025 by type, format and geographic market. We derive our revenue principally from subscriptions and transactional sales. Transactional sales include revenue from exhibitions. For additional information, see note 2 to the consolidated financial statements under the heading ‘Revenue, operating profit and segment analysis’ on pages 145 to 148 of the RELX 2025 Annual Report and incorporated herein by reference to Exhibit 15.2.

Revenue by type

Year ended December 31,

	2024		2025
	Restated

	(in millions, except percentages)
Subscriptions	£5,025	53%	£5,190	54%
Transactional	4,409	47	4,400	46
Total	£9,434	100%	£9,590	100%

Revenue by format

Year ended December 31,

	2024		2025
	Restated

	(in millions, except percentages)
Electronic	£7,728	82%	£8,070	84%
Face-to-face	1,189	13	1,121	12
Print	517	5	399	4
Total	£9,434	100%	£9,590	100%

Revenue by geographic market

Year ended December 31,

	2024		2025
	Restated

	(in millions, except percentages)
North America	£5,495	58%	£5,595	58%
Europe	2,025	22	2,000	21
Rest of world	1,914	20	1,995	21
Total	£9,434	100%	£9,590	100%

The cost profile of individual businesses within the Group varies and costs are controlled on an individual business unit basis. Our most significant cost item is staff costs. Staff costs, excluding cost of contractors and employer costs of benefits provided to employees but including amounts that are capitalised, increased from £3,120 million in 2024 to £3,175 million in 2025.

The following tables show revenue and adjusted operating profit for each of our business segments in each of the two years ended December 31, 2024 and 2025 together with the percentage change in 2024 and 2025 at both actual and constant currencies. Prior period figures have been restated for the business area changes described in “Item 4: Information on the Group —Business Overview – Business Area Reporting Changes”, with print and print-related now a separate reported segment. See also note 1 to the consolidated financial statements under the heading ‘Basis of preparation and accounting policies’ on pages 143 to 145 of the RELX 2025 Annual Report.

We also show reported operating profit for the Group in each of the two years ended December 31, 2024 and 2025 together with the percentage change in 2024 and 2025 at actual currency. The effect of currency movements on the 2025 results is further described separately below (see “— Effect of Currency Translation” on page 26). Adjusted operating profit is included on the basis that it is the key segmental profit measure used by management to evaluate performance and allocate resources to the business segments, as reported under IFRS 8 — ‘Operating Segments’ in note 2 to the consolidated financial statements under the heading ‘Revenue, operating profit and segment analysis’ on pages 145 to 148 of the RELX 2025 Annual Report and incorporated herein by reference to Exhibit 15.2. Adjusted operating profit represents operating profit before amortisation of acquired intangible assets and acquisition and disposal related items, and is grossed up to exclude the equity share of finance income, finance costs and taxes in joint ventures and associates. A reconciliation of reported operating profit to adjusted operating profit is set out on page 20.

Revenue by segment, reported operating profit and adjusted operating profit by segment are as follows:

	Revenue(1) for the year ended
	December 31
	2024	2025	% change
	(Restated)
			actual	constant
			rates	rates(2)

	(in millions, except percentages)
Risk	£3,336	£3,485	+4%	+7%
Scientific, Technical & Medical	2,624	2,714	+3%	+5%
Legal	1,718	1,806	+5%	+8%
Exhibitions	1,239	1,186	-4%	-2%
Print & print-related activities(1)	517	399	-23%	-21%
Total	£9,434	£9,590	+2%	+4%

	Reported operating profit for
	the year ended December 31
	2024	2025	% change
			actual
			rates

	(in millions, except percentages)
Reported operating profit	£2,861	£3,027	+6%

	Adjusted operating profit(1) for the year ended December 31
	2024	2025	% change
	(Restated)
			actual	constant
			rates	rates(2)

	(in millions, except percentages)
Risk	£1,233	£1,305	+6%	+9%
Scientific, Technical & Medical	981	1,035	+6%	+7%
Legal	381	415	+9%	+11%
Exhibitions	398	410	+3%	+7%
Print & print-related activities(1)	217	185	-15%	-13%
Sub-total	3,210	3,350
Unallocated central costs and other operating items	(11)	(8)
Total	£3,199	£3,342	+4%	+7%

(1)	From 2025, revenue and profit for print and print-related activities are managed and reported separately from the four business areas. Consequently, Risk, Scientific, Technical & Medical and Legal now exclude print and print-related activities, consistent with financial information provided to the Board. Also, a small portfolio of commercial healthcare products, previously reported in Scientific, Technical & Medical, is now reported in Risk. Comparative figures have been restated as if the business areas had operated on this basis in the prior periods. For additional information, see note 1 to the consolidated financial statements under the heading ‘Basis of preparation and accounting policies’ on pages 143 to 145 of the RELX 2025 Annual Report.
(2)	Represents percentage change from 2024 to 2025 using constant currency. These rates were used in the preparation of the 2024 consolidated financial statements.

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

The adjusted and underlying financial measures used in the results of operations discussion on pages 23 to 25 are: underlying revenue growth, adjusted operating profit, underlying adjusted operating profit growth, adjusted operating margin, adjusted net profit attributable to shareholders and adjusted earnings per share. These measures as well as certain other metrics are defined in the Glossary of Terms beginning on page S-1.

Restatement of certain non-GAAP financial measures

From 2025, as described below, the definitions of underlying revenue and adjusted operating profit growth rates have been refined to exclude print and print-related results following the changes in segmental reporting described under “Item 4: Information on the Group – Business Overview – Business Area Reporting Changes”. See also note 1 to the consolidated financial statements under the heading ‘Basis of preparation and accounting policies’ on pages 143 to 145 of the RELX 2025 Annual Report. Prior period figures have been restated to reflect these reporting changes.

Definitions

Underlying revenue growth rates are calculated at constant currency and exclude revenue from acquisitions until twelve months after purchase, revenue from disposals and assets held for sale, print and print-related revenue and exhibition cycling. Underlying adjusted operating profit growth rates are calculated on the same basis except that they do not exclude exhibit cycling. Constant currency growth rates are based on 2024 full-year average and hedge exchange rates.

Adjusted operating profit excludes amortisation of acquired intangible assets and acquisition and disposal related items, and is grossed up to exclude the equity share of finance income, finance costs and taxes in joint ventures and associates.

Adjusted operating margin is calculated as adjusted operating profit divided by revenue.

Adjusted net profit attributable to shareholders excludes amortisation of acquired intangible assets, other deferred tax credits from intangible assets, acquisition and disposal related items, fair value movements on cross-currency interest rate swaps not designated as hedges, net interest on the net defined benefit pension balance and disposals and other non-operating items.

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

The calculations of the year-on-year changes in reported revenue and underlying revenue growth are presented below:

	Revenue(1)
	£m	% change
Year to December 31, 2023	9,161	+7%
Underlying revenue growth(1)(2)	600	+7%
Exhibition cycling	69
Acquisitions	15
Disposals	(66)
Print & print-related activities(1)	(54)
Currency effects	(291)
Year to December 31, 2024	9,434	+3%
Underlying revenue growth(1)(2)	586	+7%
Exhibition cycling	(48)
Acquisitions	14
Disposals	(91)
Print & print-related activities(1)	(109)
Currency effects	(196)
Year to December 31, 2025	9,590	+2%
(1)	From 2025, the definition of underlying revenue growth rate has been refined to exclude print and print-related results following the changes in segmental reporting described under “Item 4: Information on the Group – Business Overview – Business Area Reporting Changes”. See also note 1 to the consolidated financial statements under the heading ‘Basis of preparation and accounting policies’ on pages 143 to 145 of the RELX 2025 Annual Report. Prior period figures have been restated to reflect these reporting changes.
(2)	Represents the year-on-year movement in reported revenue excluding the impact of the adjustments set forth in the table.

Adjusted operating profit reconciles to reported operating profit as follows:

	2024	2025

	(in millions)
Reported operating profit	£2,861	£3,027
Adjustments:
Amortisation of acquired intangible assets	258	248
Acquisition and disposal related items	69	54
Reclassification of tax in joint ventures and associates	12	14
Reclassification of finance income in joint ventures and associates	(1)	(1)
Adjusted operating profit	£3,199	£3,342

The calculations of the year-on-year changes in adjusted operating profit and underlying adjusted operating profit growth are presented below:

	Adjusted operating profit(1)
	£m	% change
Year to December 31, 2023	3,030	+13%
Underlying adjusted operating profit growth(1)(2)	294	+11%
Acquisitions	2
Disposals	7
Print & print-related activities(1)	(26)
Currency effects	(108)
Year to December 31, 2024	3,199	+6%
Underlying adjusted operating profit growth(1)(2)	260	+9%
Acquisitions	(2)
Disposals	(14)
Print & print-related activities(1)	(27)
Currency effects	(74)
Year to December 31, 2025	3,342	+4%
(1)	From 2025, the definition of underlying adjusted operating profit growth rate has been refined to exclude print and print-related results following the changes in segmental reporting described under “Item 4: Information on the Group – Business Overview – Business Area Reporting Changes”. See also note 1 to the consolidated financial statements under the heading ‘Basis of preparation and accounting policies’ on pages 143 to 145 of the RELX 2025 Annual Report. Prior period figures have been restated to reflect these reporting changes.
(2)	Represents the year-on-year movement in adjusted operating profit excluding the impact of the adjustments set forth in the table.

Adjusted net profit attributable to shareholders reconciles to reported net profit attributable to shareholders as follows, and the calculations of earnings per share and adjusted net profit per share are presented below:

2024	Pre-tax	Tax on
	adjustment	adjustment	Total
	£m	£m	£m
Net profit attributable to shareholders			1,934
Adjustments:
Amortisation of acquired intangible assets	258	32	290
Other deferred tax credits from intangible assets(1)	–	(56)	(56)
Acquisition and disposal related items	69	(14)	55
Net interest on net defined benefit pension balance	1	–	1
Loss on disposals and other non‑operating items	6	11	17
Adjusted net profit attributable to shareholders			2,241

2025	Pre-tax	Tax on
	adjustment	adjustment	Total
	£m	£m	£m
Net profit attributable to shareholders			2,065
Adjustments:
Amortisation of acquired intangible assets	248	35	283
Other deferred tax credits from intangible assets(1)	–	(55)	(55)
Acquisition and disposal related items	54	(8)	46
Fair value movements on cross-currency interest rate swaps not designated as hedges(2)	5	(1)	4
Net interest on net defined benefit pension balance	(3)	1	(2)
Disposals and other non-operating items	(9)	26	17
Adjusted net profit attributable to shareholders			2,358
(1)	Movements on deferred tax liabilities arising on acquired intangible assets that do not qualify for tax amortisation.
(2)	Excludes fair value movements on cross-currency interest rate swaps not designated as hedges, and the adjusted tax charge excludes the tax on those movements. Before 2025, there were no such movements.

	2024			2025
	Net	Weighted		Net	Weighted
	profit	average		profit	average
	attributable to	number		attributable to	number
	shareholders	of shares	EPS	shareholders	of shares	EPS
	£m	(millions)	(pence)	£m	(millions)	(pence)
Basic earnings per share	1,934	1,865.9	103.6p	2,065.0	1,834.4	112.6

	2024			2025
	Adjusted net	Weighted		Adjusted net	Weighted
	profit	average		profit	average
	attributable to	number	Adjusted	attributable to	number	Adjusted
	shareholders	of shares	EPS	shareholders	of shares	EPS
	£m	(millions)	(pence)	£m	(millions)	(pence)
Adjusted earnings per share	2,241	1,865.9	120.1p	2,358.0	1,834.4	128.5

Results of Operations for the Year Ended December 31, 2025

Compared to the Year Ended December 31, 2024

Reported revenue was up 2% from £9,434 million in 2024 to £9,590 million in 2025. Underlying revenue growth was 7%, with all four business areas contributing to underlying growth. Risk continued to deliver strong growth, STM maintained its improved growth, Legal growth continued to improve and Exhibitions saw strong growth.

For Print and print-related, in addition to the usual print format decline, the step up in actions we have taken over the past two years resulted in a step down in revenue from £517 million in 2024 to £399 million in 2025.

Disposals, exhibition cycling and the step down in revenue from print and print-related activities all combined to reduce group revenue by 3%. The impact of currency movements was to decrease group revenue by 2%.

Reported operating profit, which includes amortisation of acquired intangible assets and acquisition and disposal related items, was up 6% from £2,861 million in 2024 to £3,027 million in 2025 including lower amortisation of acquired intangible assets and acquisition and disposal related items. Adjusted operating profit was up 4% from £3,199 million in 2024 to £3,342 million in 2025. The adjusted operating profit from print and print-related activities decreased from £217 million in 2024 to £185 million in 2025. Disposals and the reduction in profit contribution from print and print-related activities combined to reduce the Group’s adjusted operating profit by 2%, while currency effects decreased the Group’s adjusted operating profit by 3%.

The reported operating margin was up from 30.3% in 2024 to 31.5% in 2025. The overall adjusted operating margin increased 0.9 percentage points from 33.9% in 2024 to 34.8% in 2025 driven by the underlying performance.

Depreciation of property, plant and equipment and amortisation of internally developed intangible assets decreased from £398 million in 2024 to £378 million. Depreciation of right-of-use assets decreased from £50 million in 2024 to £37 million in 2025.

The amortisation charge in respect of acquired intangible assets, including the share of amortisation in joint venture and associates, decreased from £258 million in 2024 to £248 million in 2025.

Acquisition and disposal related costs decreased from £69 million in 2024 to £54 million in 2025, slightly lower than the prior year primarily due to lower acquisition activity.

Reported net finance costs decreased from £298 million in 2024 to £286 million in 2025. This includes the net financing credit on defined benefit pension schemes of £3 million in 2025.

Reported profit before tax was up 8% from £2,557 million in 2024 to £2,750 million in 2025 reflecting the improvement in reported operating profit and the lower interest expense.

The reported tax charge increased from £613 million in 2024 to £672 million in 2025 including tax associated with the amortisation of acquired intangible assets, disposals and other non-operating items.

The reported net profit attributable to shareholders was up 7% from £1,934 million in 2024 to £2,065 million in 2025. The adjusted net profit attributable to shareholders was up 5% from £2,241 million in 2024 to £2,358 million in 2025.

The reported earnings per share increased by 9% from 103.6p in 2024 to 112.6p in 2025. Adjusted earnings per share increased by 7% from 120.1p in 2024 to 128.5p in 2025. At constant currency, adjusted earnings per share increased by 10%.

Ordinary dividends paid to shareholders in 2024, being the 2023 final and 2024 interim dividend, amounted to £1,121 million. Ordinary dividends paid to shareholders in 2025, being the 2024 final and 2025 interim dividend, amounted to £1,181 million.

The final dividend proposed by the Board increased from 44.8p in 2024 to 48.0p per share in 2025. Total dividends for the year increased 7% from 63.0p in 2024 to 67.5p in 2025.

During 2025, a total of 39.5 million RELX PLC shares were repurchased at an average price of 3,797p. Total consideration for these repurchases was £1,500 million. A further 1.9 million shares were purchased by the Employee Benefit Trust. As at December 31, 2025, total shares in issue, net of shares held in treasury and shares held by the Employee Benefit Trust, amounted to 1,819.0 million. A further 8.8 million shares have been repurchased in 2026 as at February 11, 2026.

Risk: 2025 financial performance

	2024			Change at
	(Restated)	2025	Change	constant	Underlying
	GBPm	GBPm	in GBP	currency	growth
Revenue	3,336	3,485	+4%	+7%	+8%
Adjusted operating profit	1,233	1,305	+6%	+9%	+10%

Strong fundamentals continuing to drive underlying revenue growth.

Reported revenue growth of +4%. Underlying revenue growth of +8%. Strong growth continues to be driven across segments by our deeply embedded, AI-enabled analytics and decision tools.

Adjusted operating profit growth of +6%. Underlying adjusted operating profit growth was +10%, leading to an increase in adjusted operating margin.

In Business Services, strong growth continues to be driven by Financial Crime Compliance and digital Fraud & Identity solutions, and strong new sales.  We continue to expand our extensive, differentiated data assets, build out our global fraud infrastructure, and more deeply integrate advanced authentication and behavioural intelligence, to address the increasing complexity of risk decisioning for customers worldwide.

In Insurance, strong growth continues to be driven by further innovation and adoption of contributory databases and market-specific solutions, supported by positive market factors and strong new sales. We continue to extend our products across the insurance continuum, and across insurance lines, while adding data sources and analytics to enhance value for customers.

Specialised Industry Data Services growth continues to be led by Commodity Intelligence, and Government growth continues to be driven by analytics and decision tools.

Scientific, Technical & Medical: 2025 financial performance

	2024			Change at
	(Restated)	2025	Change	constant	Underlying
	GBPm	GBPm	in GBP	currency	growth
Revenue	2,624	2,714	+3%	+5%	+5%
Adjusted operating profit	981	1,035	+6%	+7%	+7%

Development of analytics continuing to drive underlying revenue growth.

Reported revenue growth of +3%. Underlying revenue growth of +5%. Good growth, with improving momentum, continues to be driven by the evolution of the business mix towards higher growth, higher value analytics and tools.

Adjusted operating profit growth of +6%. Underlying adjusted operating profit growth was +7%, resulting in an increase in adjusted operating margin.

In Databases, Tools & Electronic Reference, strong growth continues to be driven by higher value-add analytics and decision tools, with continued rollout, adoption and usage growth of our AI-enabled tools, such as Scopus AI and Sherpath AI. We continue to expand our solution sets, built on our industry leading trusted content, with a series of new releases in 2026, the most recent of which is our next generation end-to-end AI-powered researcher solution, LeapSpace.

In Primary Research, good growth continues to be driven by volume growth, with article submissions growing very strongly across the portfolio.

Improving momentum is supported by the increasing pace of new product introductions, and strong new sales.

Legal: 2025 financial performance

	2024			Change at
	(Restated)	2025	Change	constant	Underlying
	GBPm	GBPm	in GBP	currency	growth
Revenue	1,718	1,806	+5%	+8%	+9%
Adjusted operating profit	381	415	+9%	+11%	+12%

Further improvement in underlying revenue growth driven by AI-enabled legal analytics and tools.

Reported revenue growth of +5%. Underlying revenue growth of +9%, a further step up in growth from 2024. Strong growth continues to be driven by the shift in business mix towards higher growth, higher value legal analytics and tools.

Adjusted operating profit growth was +9%. Underlying adjusted operating profit growth of +12%, leading to a further improvement in adjusted operating margin.

In Law Firms & Corporate Legal, double-digit growth is being driven by the continued adoption of our core AI-enabled legal research and analytics platform and our integrated agentic legal assistant (Lexis+ AI and Protégé). Ongoing releases of new functionality, including General AI and Workflows, and deeper integration of our tools on our core platform with its comprehensive, verified legal content, is enabling us to increase our value-add and serve an increasing number of use cases.

In Government & Academic and News & Business, good growth continues to be driven by the further extension of analytics and decision tools.

Renewals and new sales are strong across all key segments.

Exhibitions: 2025 financial performance

				Change at
	2024	2025	Change	constant	Underlying
	GBPm	GBPm	in GBP	currency(1)	growth
Revenue	1,239	1,186	-4%	-2%	+8%
Adjusted operating profit	398	410	+3%	+7%	+9%
(1)	Includes cycling effects of -5%

Strong underlying revenue growth and profitability improvement.

Reported revenue decline of -4%. Reported revenue includes the effects of prior year disposals and event cycling. Underlying revenue growth of +8%, reflecting the improved ongoing growth profile of our event portfolio.

Adjusted operating profit growth of +3%. Underlying adjusted operating profit growth of +9%, as we continue to manage underlying cost growth below underlying revenue growth, with margins now significantly above historical levels.

We continue to make good progress on value-enhancing digital initiatives, with increased usage of our growing range of digital tools for both exhibitors and attendees at our face-to-face events.

Critical Accounting Policies

The accounting policies of the Group under IFRS as issued by the IASB are described within the relevant notes to the consolidated financial statements as set forth on pages 143 to 185 of the RELX 2025 Annual Report and incorporated herein by reference to Exhibit 15.2. The most critical accounting policies and estimates used in determining the financial condition and results of the Group, and those requiring the most subjective or complex judgments, relate to capitalisation of development spend and accounting for defined benefit pension obligations.

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

Individual businesses are subject to foreign exchange transaction exposures caused by the effect of exchange rate movements on their revenue and operating costs, to the extent that such revenue and costs are not denominated in their functional currencies. Individual businesses generally hedge their exposures at market rates through the centralised treasury department. Hedging of foreign exchange transaction exposure is the only hedging activity undertaken by the individual businesses. For further details see note 17 to the consolidated financial statements as set forth on pages 169 to 175 of the RELX 2025 Annual Report and incorporated herein by reference to Exhibit 15.2.

Compared to 2024, currency differences decreased the Group’s revenue by £196 million in 2025. Acquired intangible asset amortisation and acquisition and disposal related items are predominantly denominated in US dollars and, after these charges, currency differences decreased operating profit by £67 million. The majority of our debt is denominated in US dollars and euros and after charging net finance costs, currency differences decreased profit before tax by £65 million in 2025.

Recently Issued Accounting Pronouncements

Recently Issued Accounting Pronouncements are included in note 1 to the consolidated financial statements under the heading ‘Basis of preparation and accounting policies’ on pages 143 to 145 of the RELX 2025 Annual Report and incorporated herein by reference to Exhibit 15.2.

LIQUIDITY AND CAPITAL RESOURCES

Cash Flow

Cash flows from operating activities

The Group’s cash generated from operations increased from £3,521 million in 2024 to £3,735 million in 2025. Included in these net cash inflows are cash outflows, including acquisition and disposal related items, which increased from £62 million in 2024 to £89 million in 2025. A substantial proportion of revenue is received through subscription and similar advanced receipts, principally for scientific and medical journals. At December 31, 2025 subscriptions and other revenues received in advance increased from £2,328 million in 2024 to £2,390 million in 2025. The Group paid tax of £662 million in 2024 and £638 million in 2025, which was lower than the income statement charge, with the difference reflecting timing of tax payments.

Cash flows from investing activities

The Group’s cash outflow on the purchase of property, plant and equipment increased from £20 million in 2024 to £21 million in 2025 while proceeds from the sale of property, plant and equipment were consistent at nil for 2024 and 2025. The cash outflow on internally developed intangible assets increased from £464 million in 2024 to £504 million in 2025, reflecting sustained investment in new products.

During 2024, the Group paid a total of £170 million for acquisitions, including deferred consideration of £5 million on past acquisitions and cash spent on venture capital investments of £4 million. During 2025, the Group paid a total of £260 million for acquisitions, including deferred consideration of £18 million spent on past acquisitions and cash spent on venture capital investments of £42 million.

Cash flows from financing activities

28.9 million shares were repurchased by RELX PLC in 2024 for total consideration of £1,000 million. 39.5 million shares were repurchased by RELX PLC in 2025 for total consideration of £1,500 million, with a further £250 million repurchased in 2026 as at February 11, 2026. In addition, the Employee Benefit Trust purchased shares of RELX PLC to meet future obligations in respect of share based remuneration totalling £75 million and £76 million in 2024 and 2025, respectively. Proceeds from the exercise of share options decreased from £47 million in 2024 to £42 million in 2025.

During 2024 and 2025, the Group paid ordinary dividends totalling £1,121 million and £1,181 million, respectively, to shareholders of RELX PLC. Dividend payments are funded by the operating cash flow of the business after capital spend.

Debt

Debt as at December 31, 2024 and December 31, 2025 was £6,544 million and £7,267 million, respectively. Net debt, used in assessing the Group’s financial position was £6,563 million as at December 31, 2024 and £7,201 million as at December 31, 2025, comprising gross bank and bond borrowings of £7,170 million and lease liabilities under IFRS 16 of £97 million, plus £60 million of derivative net liabilities designated as hedging instruments and £5 million of cross-currency interest rate swap net liabilities not designated as hedging instruments, less cash and cash equivalents of £131 million. Excluding currency translation effects, net debt increased in 2025 by £733 million.

In March 2025, the Group entered into cross-currency interest rate swaps to increase its exposure to debt in euro and Japanese yen. This provides a hedge of part of the Group’s earnings in those currencies, but the nature of the Group’s assets in those currencies on a reported basis means that the interest rate swaps do not qualify for net investment hedge accounting. The total fair value of these instruments at each reporting date will be included as part of net debt as defined by the Group. Of the $1.5 billion of new term debt issued in the period (see “— Liquidity” below), $500m has been swapped from fixed rate US dollars to fixed rate euros for five or ten years, and $500 million has been swapped from fixed rate US dollars to fixed rate Japanese yen for ten years.

Net debt is reconciled as follows:

As at December 31	2024	2025
	£m	£m
Cash & cash equivalents	119	131
Debt	(6,544)	(7,267)
Derivative financial instruments in fair value hedging relationships	(140)	(60)
Cross-currency interest rate swaps not designated as hedges(1)	—	(5)
Finance lease receivables	2	—
Net debt	(6,563)	(7,201)
(1)	Reflects cross-currency interest rate swaps not designated as hedges entered into in March 2025. Before 2025, there were no such swaps.

Liquidity

In March 2025, $750 million of USD denominated term debt was issued with a fixed coupon of 4.75% and a maturity of 5 years and $750 million with a fixed coupon of 5.25% and a maturity of 10 years.

The Group believes that it has ample liquidity and access to debt capital markets, providing the ability to repay or refinance debt as it matures and to fund ongoing requirements. This includes access to a $3.5 billion committed bank facility which provides security of funding for short-term debt, which was undrawn at December 31, 2025. This new facility, maturing in November 2030, was put in place in November 2025 to replace the previous $3.0 billion facility maturing in April 2027, which was cancelled at that time.

Contractual Obligations

The contractual obligations of the Group relating to debt and leases at December 31, 2025 analysed by when payments are due, are summarised below.

		Less than			After 5
	Total	1 year	1-3 years	3-5 years	years

	(in millions)
Short-term debt(1)(2)	£(1,585)	£(1,585)	—	—	—
Long-term debt(2)	(6,925)	(183)	(1,539)	(2,118)	(3,085)
Total	£(8,510)	£(1,768)	£(1,539)	£(2,118)	£(3,085)
(1)	Short-term debt primarily comprises term debt issues maturing within one year and commercial paper, and is supported by the $3.5 billion committed bank facility maturing in November 2030 and by the central management of cash and cash equivalents. At December 31, 2025 the committed bank facility was undrawn.
(2)	Short and long-term debt obligations comprise undiscounted principal and interest cash flows. Interest cash flows are calculated by reference to the contractual payment dates and the fixed interest rates (for fixed rate debt) or the relevant forecast interest rates (for floating rate debt).

Information on retirement benefit obligations is set forth in note 6 to the consolidated financial statements under the heading ‘Pension schemes’ on pages 151 to 155 of the RELX 2025 Annual Report and incorporated herein by reference to Exhibit 15.2.

Off-Balance Sheet Arrangements

Except as disclosed above under “Contractual Obligations”, we have no off-balance sheet arrangements that currently have or are reasonably likely to have a material effect on RELX’s financial condition, results of operations, liquidity, capital expenditure or capital resources.

Treasury Policies

The main treasury risks faced by the Group are liquidity risk, interest rate risk, foreign currency risk and credit risk. The Board agrees overall policy guidelines for managing each of these risks. A summary of these policies is provided in note 17 to the consolidated financial statements under the heading ‘Financial Instruments’ on pages 169 to 175 of the RELX 2025 Annual Report and incorporated herein by reference to Exhibit 15.2.

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

Further detail on our capital and liquidity management, including material cash requirements and other material commitments, is provided in note 17 to the consolidated financial statements under the heading ‘Financial Instruments’ on pages 169 to 175 of the RELX 2025 Annual Report and incorporated herein by reference to Exhibit 15.2.

SHORT-TERM DEBT

The Group operates a number of commercial paper programmes that provide flexibility for funding operational requirements on a daily basis, at short notice and at competitive rates. Commercial paper is issued under both US and Euro programmes and guaranteed by RELX PLC. In addition, short-term borrowing facilities are established with local banks to support the daily requirements of businesses operating in certain countries where there may be restrictions on borrowing from affiliates. Term debt in the table below consists of debt with an original maturity of greater than one year and which mature within 12 months of the reporting date. This short-term debt was backed up at December 31, 2025 by the $3.5 billion committed bank facility maturing in 2030. This facility was undrawn at December 31, 2025. The short-term debt programmes are run in conjunction with term debt programmes which comprise the majority of our debt and provide the Group with security of funding.

The average amount and the average interest rate during the year have been calculated by taking the average of the amounts outstanding at each month end (translated to sterling at the respective month end rate) and the average of the interest rate applicable at each month end. Commercial paper issuance reached a maximum month end level of £1,508 million in September 2025 following cash outflows in respect of shareholder dividends and share repurchases, and short-term loans and overdrafts reached a maximum month end level of £56 million in July 2025 as a result of movements in trading cash flows. Term debt reached a maximum month end level of £658 million in September to November 2025 as the maturity of the €750 million term debt issue expiring in May 2025 was below 12 months and as a result of exchange rate movements.

Lease liabilities have been excluded from the balances below.

		2024		2025
		Weighted		Weighted
		average		average
	2024	interest	2025	interest
Short-term debt as at December 31,	(in millions)	rate %	(in millions)	rate %
Commercial paper	£681	4.2	£835	4.1
Short-term loans and overdrafts	81	4.7	52	3.6
Term debt	612	6.4	654	1.4
Total short-term debt	£1,374	—	£1,541	—

		2024		2025
		Weighted		Weighted
		average		average
	2024	interest	2025	interest
Average short-term debt during the year ended December 31,	(in millions)	rate %	(in millions)	rate %
Commercial paper	£707	4.7	£919	3.7
Short-term loans and overdrafts	54	5.1	46	4.0
Term debt	£585	5.3	£640	2.9

	2024	2025
Maximum month end short-term debt	(in millions)	(in millions)
Commercial paper	£1,256	£1,508
Short-term loans and overdrafts	81	56
Term debt	£1,026	£658

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

RESEARCH AND DEVELOPMENT

In 2024 and 2025 RELX spent £464 million and £504 million, respectively, in respect of capitalised development costs. This reflects sustained investment in new products. This expenditure was mainly incurred in the United States, the United Kingdom and the Netherlands. For additional information, see note 14 to the consolidated financial statements under the heading ‘Intangible assets’ on pages 164 to 166 of the RELX 2025 Annual Report and incorporated herein by reference to Exhibit 15.2.

ITEM 6: DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

DIRECTORS

The information on the Directors of RELX PLC as at February 19, 2026 is set forth under the heading ‘Board Directors’ on pages 80 to 81 of the RELX 2025 Annual Report and incorporated herein by reference to Exhibit 15.2.

As a general rule, Non-Executive Directors serve for an initial term of three years, and are typically expected to be available to serve for a second three-year period. If invited to do so, they may also serve for a third period of three years.

The Directors of RELX PLC as at February 19, 2026 are as follows:

Name (Age)	Function
Erik Engstrom (62)	Executive Director and Chief Executive Officer
Nick Luff (58)	Executive Director and Chief Financial Officer
Paul Walker (68)	Non-Executive Chair(2)(3)(4)
Alistair Cox (64)	Non-Executive Director(1)(2)(4)
June Felix (69)	Non-Executive Director(1)(2)(4)
Andy Halford (66)	Non-Executive Director(1)(4)(5)
Charlotte Hogg (55)	Non-Executive Director(1)(4)
Andrew Sukawaty (70)	Non-Executive Director(1)(3)(4)
Bianca Tetteroo (56)	Non-Executive Director(4)
Suzanne Wood (65)	Non-Executive Director(1)(2)(3)(4)
(1)	Member of the Audit Committee.
(2)	Member of the Remuneration Committee.
(3)	Member of the Nominations Committee.
(4)	Member of the Corporate Governance Committee.
(5)	Andy Halford was appointed to the Board on April 24, 2025.

The following changes to the RELX PLC Board of Directors took place during the period from January 1, 2025 to December 31, 2025:

Robert MacLeod, a Non-Executive Director who was Chair of the Remuneration Committee and a member of the Nominations Committee and the Corporate Governance Committee, retired from the Board with effect from the conclusion of the Company’s Annual General Meeting (AGM) on April 24, 2025, having joined the Board in 2016.

Andy Halford joined the Board as a Non-Executive Director with effect from the conclusion of the Company’s AGM on April 24, 2025 and also joined the Audit Committee and the Corporate Governance Committee at that time.

Alistair Cox was appointed Chair of the Remuneration Committee with effect from the conclusion of the Company’s AGM on April 24, 2025.

Andrew Sukawaty joined the Nominations Committee with effect from the conclusion of the Company’s AGM on April 24, 2025.

Suzanne Wood joined the Remuneration Committee with effect from the conclusion of the Company’s AGM on April 24, 2025.

SENIOR MANAGEMENT

The executive officers, other than Directors, at February 19, 2026 were:

Henry Udow: Chief Legal Officer and Company Secretary. A lawyer admitted to the Bar of New York State. Joined the Group in 2011. Prior to joining the Group, he was Chief Legal Officer and Company Secretary of Cadbury plc.

Rose Thomson: Chief Human Resources Officer of RELX PLC. Joined the Group in 2021. Prior to joining the Group, she was the Chief People Officer at Standard Life Aberdeen, a global investment and asset management company.

COMPENSATION

At the 2023 Annual General Meeting, a remuneration policy was approved and is incorporated herein by reference to Exhibit 15.3.

The 2025 grants were made under the Long-Term Incentive Plan 2023 to Executive Directors under this policy.

The policy relating to payment for loss of office of Executive Directors and Non-Executive Directors is set out on pages 140 to 141 of Exhibit 15.3 and incorporated herein by reference to Exhibit 15.3.

Approval will be sought at the 2026 Annual General Meeting for a new remuneration policy. The new remuneration policy which applies from 2026 is set out on pages 114 to 120 of the RELX 2025 Annual Report and incorporated herein by reference to Exhibit 15.2.

Compensation of Executive Officers

The aggregate compensation (salary, annual incentive, benefits, pension, cash allowance in lieu of pension and dividend equivalents received in respect of shares vested during 2025) paid during 2025 (and in respect of the annual incentive earned in respect of 2025) to those who were executive officers (other than Directors) of RELX during the year ended December 31, 2025 was £3,366,477 which included contributions made to the pension plans in respect of such officers of £20,000.

The executive officers participate in an annual incentive plan (“AIP”) which is based on financial targets and individual key performance objectives measured over a one-year period. The resulting AIP payout comprises a cash payout in March following the end of the relevant financial year (2/3rds) and deferred shares (1/3rd) which are released to participants after three years. The 2025 aggregate compensation for executive officers includes both the cash and the deferred share elements of the 2025 AIP.

In 2025, we also granted conditional share awards to the executive officers under the LTIP 2023 (as defined below) (see “— Share Ownership — Share Ownership by Directors and Executive Officers” below).

ANNUAL REMUNERATION REPORT

The Annual Remuneration Report is set out on pages 102 to 113 of the RELX 2025 Annual Report and is incorporated herein by reference to Exhibit 15.2.

SHARE OWNERSHIP

Executive Directors’ Multi-Year Incentive Interests

This information is set forth under the heading ‘Multi-year incentive interests’ on pages 108 to 109 of the RELX 2025 Annual Report and incorporated herein by reference to Exhibit 15.2.

Equity-Based Plans

As of December 31, 2025, we operated and/or had awards outstanding under a number of equity-based plans as follows:

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

Awards were made under ShareSave 2023 in 2025, for a savings period of three years.

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

All employees of RELX Nederland BV and participating companies under its control who are neither in their probation period nor under notice at the date of invitation and who are in receipt of salary via a Dutch payroll are entitled to participate in the

DSPP. Each cycle of the DSPP operates on a standalone basis and eligibility is assessed for each cycle that is offered. The 2025 cycle of the DSPP launched in February 2025 and completed in December 2025.

Participating employees make monthly contributions out of net salary which are used to purchase RELX PLC shares, listed on Euronext Amsterdam (investment shares). Minimum and maximum annual contribution amounts apply to each cycle. In 2025, the minimum annual contribution amount was €250 and the maximum annual contribution amount was €6,000. At the end of the cycle, participants who were still in RELX employment, and who had not sold any of the investment shares purchased during the year, received matching shares from RELX equal to 20% of the investment shares purchased during the year. Investment shares acquired under the DSPP accrue normal RELX dividends which are automatically reinvested into additional RELX PLC shares.

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

Minimum and maximum annual contribution amounts apply to each cycle. For the award made in 2025, the minimum annual contribution amount was $300 and the maximum $6,000. The upper limit in the ESPP rules is the IRS Code limit, currently $25,000 per year. The award is made in the form of an option to acquire ADRs at a fixed price which may be set at a discount (of up to 15%) to the market value of the ADRs at the date of grant or exercise. At the end of the contribution period, the options will be exercised unless the employee chooses to withdraw.

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

The performance measures and targets applicable to awards granted in 2025 under this plan are detailed in the table below.

LTIP: 2025-2027 cycle

Vesting is dependent on three separate performance measures: a total shareholder return (“TSR”) measure (comprising three comparator groups), an EPS measure and a return on invested capital (“ROIC”) measure, weighted 20%:40%:40% respectively and assessed independently.(1)

Vesting percentage of each third	TSR ranking within the relevant
of the TSR tranche(2)	TSR comparator group
0%	below median
20%	median
100%	upper quartile
(1)	The calculation methodology for TSR, EPS and ROIC is set out in the 2013 Notice of Annual General Meeting, which can be found on our website, www.relx.com. The information on our website is not incorporated by reference into this Annual Report on Form 20-F.

Each comparator group comprises around 50 companies, which were selected on the same basis as the comparator groups for prior cycles under this plan.

(2)	Vesting is on a straight-line basis for performance between the minimum and maximum levels.

	Average growth in adjusted
Vesting percentage of EPS	EPS over the three-year	Average ROIC over the three-year
and ROIC tranches*	performance period	performance period
0%	below 5% p.a.	below 11.2%
20%	5% p.a.	11.2%
50%	6% p.a.	11.8%
65%	7% p.a.	12.4%
75%	8% p.a.	13.0%
85%	9% p.a.	13.6%
92.5%	10% p.a.	14.2%
100%	11% p.a. or above	14.8% or above

*Vesting is on a straight-line basis for performance between the stated average adjusted EPS growth/ROIC percentages.

(c)	Executive Share Option Scheme 2013 (“ESOS 2013”)

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

Share Options and Conditional Share Awards

At February 11, 2026 the total number of shares subject to outstanding options was:

	Number of
	outstanding	Options over	Option price
	options	shares	range
UK SAYE Scheme	1,413,660	RELX PLC	£13.568-32.776
Netherlands Convertible Debenture Stock Scheme	139,855	RELX PLC	€15.625-19.39
ESPP	314,201	RELX PLC	$34.944
ESOS	6,663,639	RELX PLC	£12.55-40.73
	489,648	RELX PLC	€15.285-17.785

Share options are expected, upon exercise, to be met by the issue of new ordinary shares.

At February 11, 2026 the following conditional share awards were also outstanding:

	Number of
	outstanding	Awards over
	awards	shares in
LTIP	4,372,922	RELX PLC
RSP	926,392	RELX PLC

Share Ownership by Directors and Executive Officers

The interests of those individuals who were Directors of RELX PLC as at December 31, 2025 in the issued share capital of RELX PLC at the beginning and end of the year are shown under the heading ‘Statement of Directors’ shareholdings and other share interests’ on page 107 of the RELX 2025 Annual Report and incorporated herein by reference to Exhibit 15.2.

The interests of the current Executive Directors of RELX PLC in the issued share capital of RELX PLC as at February 18, 2026 were:

Interest in
RELX
PLC shares
Erik Engstrom*	1,327,129
Nick Luff	358,792
*	Comprises ordinary shares and ADRs.

The following table indicates the total aggregate number of RELX PLC securities beneficially owned (comprising ordinary shares and ADRs) and the total aggregate number of share options (comprising ordinary shares only) and conditional share awards (comprising ordinary shares and ADRs) held by the executive officers (other than Directors) of the Company in office as of February 11, 2026:

		RELX	RELX
		PLC £	PLC €	RELX
		ordinary	ordinary	PLC
		shares	shares	conditional
	RELX PLC	subject to	subject to	share
	shares	options	options	awards
Executive officers (other than Directors)	769,208	10,373	9,990	282,876

The options over RELX PLC pound sterling denominated ordinary shares included in the above table are exercisable at prices ranging from £14.945 to £19.76 per share between the 3rd anniversary of their respective grant date and 2027 (except for SAYE options which will be exercisable for six months from the respective maturity date). The options over RELX PLC Euro denominated ordinary shares included in the above table are exercisable at €16.7225 per share between the 3rd anniversary of their respective grant date and 2027. The RELX PLC conditional share awards included in the above table will vest between 2026 and 2028.

In 2025, we granted a total of 61,870 conditional share awards to the executive officers under the LTIP 2023 (which is described above under “Executive Equity-Based Plans”).

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

The Board has also established the following Committees:

—	Audit — currently comprising six independent Non-Executive Directors;
—	Corporate Governance — currently comprising all Non-Executive Directors and the Chair of the Board;
—	Nominations — currently comprising two Non-Executive Directors and the Chair of the Board; and
—	Remuneration — currently comprising three Non-Executive Directors and the Chair of the Board, which is responsible for determining the remuneration policy (subject to shareholders approval) and monitoring and deciding its implementation for the Executive Directors and the Chair, and approving the remuneration for senior executives below Board level.

For additional information regarding the Board membership positions and executive officer positions within the Group, see “Directors” and “Senior Management” on pages 31 to 32. Details of the membership of the Audit Committee and details of the membership of the Remuneration Committee are given under “Directors” on page 31.

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

EMPLOYEES

The number of people employed is disclosed in note 5 to the consolidated financial statements under the heading ‘Personnel’ on page 150 of the RELX 2025 Annual Report and incorporated herein by reference to Exhibit 15.2.

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

ITEM 7: MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

As at February 19, 2026, we had been notified by the following shareholders that they held an interest of 3% or more in voting rights(1) of the issued share capital of RELX PLC. The number of shares and percentage interests stated below are as disclosed at the date on which the interests were notified to us:

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

At December 31, 2025, there were 71 ordinary shareholders with a registered address in the United States, holding 85,690,341 ordinary shares of RELX PLC, representing 4.69 % of the total number of ordinary shares issued. This includes Citibank N.A., depositary for RELX PLC’s ADR programme, which held 85,599,639 ordinary shares of RELX PLC, representing 4.68 % of the total number of ordinary shares issued. At December 31, 2025, there were 140 registered ADR holders (holding together 35,750 ADRs), who all have a registered address in the United States, representing less than 0.01% of the total number of ordinary shares issued.

RELX PLC is not aware of any arrangements the operation of which may at a subsequent date result in a change in control of RELX PLC. The major shareholders of RELX PLC do not have different voting rights to other ordinary shareholders.

RELATED PARTY TRANSACTIONS

Transactions with joint ventures and key management personnel, comprising the Executive and Non-Executive Directors of RELX PLC, are set out in note 25 to the consolidated financial statements under the heading ‘Related party transactions’ on page 181 of the RELX 2025 Annual Report and is incorporated herein by reference to Exhibit 15.2.

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

Company’s Objects

RELX PLC’s objects are unrestricted.

Share Capital

As at December 31, 2025 the Company’s issued ordinary share capital comprised 1,828,060,365 shares of 14 51/116p and the number of shares held in treasury totaled 9.0 million. Of these, 4.9 million ordinary shares were held by the Employee Benefit Trust and 4.1 million ordinary shares were held in treasury by RELX PLC. During 2025, RELX PLC bought back a total of 39.5 million ordinary shares to be held in treasury pursuant to the authority given by shareholders at the Annual General Meeting held on April 24, 2025, and the previous authority given by shareholders at the Annual General Meeting held on April 25, 2024. On December 4, 2025, RELX PLC cancelled 55.0 million ordinary shares held in treasury. These share purchases and cancellations are reflected in the number of ordinary shares held in treasury at December 31, 2025. All share capital is fully paid up.

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

ANNUAL REPORT TO SECURITY HOLDERS

We plan to submit the RELX 2025 Annual Report in electronic format as an exhibit to a report on Form 6-K furnished with the SEC on the date of this Annual Report on Form 20-F.

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

Our management of the above market risks is described in further detail in note 17 to the consolidated financial statements under the heading ‘Financial Instruments’ on pages 169 to 175 and in note 21 under the heading ‘Debt’ on pages 176 to 177 of the RELX 2025 Annual Report and incorporated herein by reference to Exhibit 15.2.

Management of Interest Rate Risk and Foreign Exchange Rate Risk

We seek to manage our risk to movements in interest and exchange rates by means of derivative financial instruments, including interest rate swaps and forward foreign exchange contracts. We only enter into derivative financial instruments to hedge (or reduce) the underlying risks described above.

We enter into interest rate swaps in order to achieve an appropriate balance between fixed and floating rate debt, cash and cash equivalents and to manage the risk associated with movements in interest rates. Interest rate swaps are used to hedge the effects of fluctuating interest rates on floating rate debt, cash and cash equivalents by allowing us to fix the interest rate on a notional principal amount equal to the principal amount of the underlying floating rate cash, cash equivalents or debt being hedged. They are also used to swap fixed rate long term debt to floating rate. Such swaps may be used to swap an entire fixed rate bond for floating rate for its full term or they may be used to swap a portion of the principal amount or a portion of the term of the borrowing to floating rate. Separately we have entered into cross-currency interest rate swaps to increase the Group’s exposure to debt in euro and Japanese yen. This provides a hedge of part of the Group’s earnings in those currencies, but the nature of our assets in those currencies on a reported basis means that the interest rate swaps do not qualify for net investment hedge accounting. We use forward foreign exchange contracts to hedge the transactional exposure arising from exchange rate movements on our foreign currency revenue and operating costs.

Where net finance costs are exposed to changes in the fair value of derivatives (as a result of interest and exchange rate fluctuations). Where possible we manage this risk by designating derivatives in a highly effective hedging relationship unless the potential change in their fair value is deemed to be insignificant. In the case of the cross-currency interest rate swaps noted above which do not qualify for net investment hedge accounting, the changes in fair value may result in volatility in the income statement which is not insignificant. These gains or losses are similar in nature to the exchange differences on translation of foreign operations which arise in the consolidated statement of comprehensive income for the Group.

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

The fair values of interest rate swaps and forward foreign exchange contracts set out below represent the replacement costs calculated using market rates of interest and exchange at December 31, 2025. The fair value of long-term debt has been calculated by discounting expected future cash flows at market rates.

Our use of financial instruments and our accounting policies for financial instruments are described more fully in note 17 to the consolidated financial statements under the heading ‘Financial Instruments’ on pages 169 to 175 of the RELX 2025 Annual Report and are incorporated herein by reference to Exhibit 15.2.

(a) Interest Rate Risk

The following sensitivity analysis assumes an immediate 100 basis point change in interest rates for all currencies and maturities from their levels at December 31, 2025 with all other variables held constant.

	Fair Value	Fair Value Change		Fair Value	Fair Value Change
	December 31,	+100	-100	December 31,	+100	-100
Financial Instrument	2024	basis points	basis points	2025	basis points	basis points
	(In millions)			(In millions)
Short-term debt	£(762)	£—	£—	£(887)	£—	£—
Long-term debt (including current portion)	(5,723)	241	(256)	(6,402)	263	(279)
Interest rate swaps in fair value hedging relationships	(141)	(88)	94	(60)	(74)	78
Cross-currency interest rate swaps not designated as hedging instruments	—	—	—	(5)	4	(4)

A 100 basis point change in interest rates would not result in a material change to the fair value of other financial instruments.

At December 31, 2025, 66% of gross debt was at fixed rate. A 100 basis point reduction in interest rates would result in an estimated decrease in net finance costs of £28 million and £23 million in 2024 and 2025, respectively, based on the composition of financial instruments including cash, cash equivalents, bank loans and commercial paper debt at December 31, 2024 and December 31, 2025, respectively. A 100 basis points rise in interest rates would result in an estimated increase in net finance costs of £28 million and £23 million in 2024 and 2025, respectively.

(b) Foreign Exchange Rate Risk

The following sensitivity analysis assumes an immediate 10% change in all foreign currency exchange rates against sterling from their levels at December 31, 2025 with all other variables held constant. A +10% change indicates a strengthening of the currency against sterling and a -10% change indicates a weakening of the currency against sterling.

	Fair Value			Fair Value
	December 31,	Fair Value Change		December 31,	Fair Value Change
Financial Instrument	2024	+10%	-10%	2025	+10%	-10%
	(In millions)			(In millions)
Cash and cash equivalents	£119	£12	£(12)	£131	£13	£(13)
Short-term debt	(762)	(75)	75	(887)	(88)	88
Long-term debt (including current portion)	(5,723)	(569)	569	(6,402)	(636)	636
Finance lease receivables	2	—	—	—	—	—
Interest rate swaps (including cross-currency interest rate swaps)	(141)	(14)	14	(65)	(7)	7
Forward foreign exchange contracts	30	(135)	135	66	(33)	33

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

From January 1, 2025 to February 19, 2026, we received a reimbursement of $175,000.00 net of withheld taxes, from the depositary for New York Stock Exchange listing fees, investor relations expenses and other programme related expenses, in connection with the ADR facility.

PART II

ITEM 15: CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

RELX PLC is required to comply with applicable US regulations, including the US Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), insofar as they apply to foreign private issuers. Accordingly, RELX PLC has established a Disclosure Committee comprising the Company Secretary of RELX PLC and other senior RELX managers appointed to provide assurance to the Chief Executive Officer and Chief Financial Officer of RELX PLC. The committee has reviewed and evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2025. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer of RELX PLC have concluded that the disclosure controls and procedures for RELX PLC are effective as of the end of the period covered by this Annual Report on Form 20-F.

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

Management conducted an evaluation of the effectiveness of its internal controls over financial reporting based on the framework in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that the internal controls over financial reporting of RELX PLC were effective as of December 31, 2025.

Certifications by the Chief Executive Officer and Chief Financial Officer of RELX PLC as required by the Sarbanes-Oxley Act are submitted as exhibits to this Annual Report on Form 20-F (see “Item 19: Exhibits” on pages S-3 and S-4).

Ernst & Young LLP have audited the consolidated financial statements for the fiscal year ended December 31, 2025 and have audited the effectiveness of internal controls over financial reporting as at December 31, 2025. Their report in respect of RELX is included herein.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of RELX PLC

Opinion on Internal Control over Financial Reporting

We have audited RELX PLC’s (the “Group’s”) internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated statements of financial position of the Group as at December 31, 2025 and 2024 and the related consolidated income statements, statements of comprehensive income, cash flows and changes in equity for each of the three years in the period ended December 31, 2025, and the related notes and our report dated February 11, 2026 expressed an unqualified opinion thereon.

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

February 11, 2026

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

The Board of RELX PLC has adopted a schedule of matters which are required to be brought to it for decision. During 2025, the Board of RELX PLC exercised a supervisory role over the activities and systems of internal control of the Group.

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

ITEM 16C: PRINCIPAL ACCOUNTANT FEES AND SERVICES

The aggregate fees billed by our principal accountant, Ernst & Young LLP, are set forth in note 4 to the consolidated financial statements under the heading ‘Auditor’s remuneration’ on page 149 of the RELX 2025 Annual Report and incorporated herein by reference to Exhibit 15.2.

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

The auditors are not permitted to provide non-audit services that would compromise their independence or violate any laws or regulations that would affect their appointment as auditors. They are eligible for selection to provide non-audit services only to the extent that their skills and experience make them a logical supplier of the services. The Chair of the Audit Committee must pre-approve the provision of all non-audit services by the auditors and will consider SEC rules and other guidelines in determining the scope of permitted services. All assignments other than audit-related work must be specifically pre-approved by the Audit Committee in advance of commissioning the work. Aggregate non-audit fees must not exceed the annual audit fees in any given year, unless approved in advance by the Audit Committee. All of the audit and non-audit services carried out in the year ended December 31, 2025 were pre-approved under the policies and procedures summarised above.

ITEM 16E: PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

During 2025, the Group repurchased a total of 39.5 million shares for total consideration of £1,500 million ($1,980 million) to be held in treasury.

During 2024 and 2025, the Employee Benefit Trust purchased 2.2 million and 1.9 million RELX PLC shares, respectively, in order to satisfy awards under our equity-based plans as described in “Item 6: Directors, Senior Management and Employees — Share Ownership”.

				Approximate
				maximum
			Total shares	value
			repurchased	of shares that
			under	may yet be
	Number of	Average price	publicly	purchased
	ordinary	paid per	announced	under the
	shares	share	programmes	programmes
January 2025(1)	3,158,387	3,877p	3,158,387	£28 million
February 2025(2)(3)	4,994,517	4,007p	3,150,530	£1,252 million
March 2025(4)	5,394,449	3,810p	5,394,449	£1,046 million
April 2025(4)	4,871,402	3,871p	4,871,402	£858 million
May 2025(4)	4,213,883	4,082p	4,213,883	£686 million
June 2025(4)	4,713,947	3,954p	4,713,947	£499 million
July 2025(4)	2,523,827	3,965p	2,523,827	£399 million
August 2025(4)	2,334,621	3,626p	2,334,621	£315 million
September 2025(4)	5,560,384	3,490p	5,560,384	£121 million
October 2025(4)	2,413,533	3,469p	2,413,533	£37 million
November 2025(2)(4)	1,198,450	3,166p	1,165,239	£0 million
December 2025(2)(5)	6	2,949p	0	£250 million
	41,377,406		39,500,202
(1)	Includes amounts purchased under the £150 million ($198 million) non-discretionary buyback programme announced December 6, 2024.
(2)	Includes shares purchased to satisfy awards under our equity-based plans as described in “Item 6: Directors, Senior Management and Employees — Share Ownership”.
(3)	Includes amounts purchased under the £150 million ($198 million) non-discretionary buyback programme announced December 6, 2024 and the £1,350 million ($1,728 million) non-discretionary programme announced February 13, 2025.
(4)	Includes amounts purchased under the £1,350 million ($1,728 million) non-discretionary buyback programme announced February 13, 2025. This non-discretionary buyback programme was completed on November 28, 2025.
(5)	On December 5, 2025 RELX announced a non-discretionary buyback programme to repurchase further ordinary shares up to the value of £250 million ($330 million) in total between January 1, 2026 and February 6, 2026. A further 8.8 million RELX PLC shares have been purchased as at February 11, 2026, under this programme.

On February 12, 2026 RELX PLC announced its intention to repurchase further ordinary shares up to the value of £2,000 million ($2,640 million) over the remainder of 2026.

ITEM 16G: CORPORATE GOVERNANCE

Details of our corporate governance practices are set out on page 55 of “Item 15: Controls and Procedures”.

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

As noted above, the Company from time to time engages with independent consultants and auditors to assess distinct elements of its cybersecurity program, including a biennial third-party audit of products and services which incorporate sensitive personally identifiable information. The Company also periodically completes ISO 27001 certifications, SOC 2 audit reports, and other independent assessments for its businesses. In further support of its cybersecurity programme, the Company regularly engages independent researchers and penetration testers; and implements bug bounty programmes to proactively identity potential vulnerabilities and further mitigate risk.

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

ISC

The ISC comprises the RELX Head of Information Assurance & Data Protection (Chair) and the Chief Information Security Officer (CISO) from each of the RELX divisions - Risk, Scientific, Technical & Medical, Legal, and Exhibitions. ISC members have extensive experience in cybersecurity and contribute to industry cybersecurity threat sharing groups such as FS-ISAC (Financial Services Information Sharing and Analysis Center). They have published and spoken on relevant topics at industry events such as RSAC USA (RSA Conference USA) and FS-ISAC FinCyber Today and in industry journals published by the International Systems

Security Association (ISSA), Directors & Boards magazine, the International Association of Privacy Professionals (IAPP) and the Institute of Electrical and Electronics Engineers IEEE.

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

SGC

The SGC comprises RELX’s Chief Legal Officer (Chair), Chief Counsel, Technology, Patents, Procurement, Chief Strategy Officer, Chair of the CTO Forum, and the Chair of the ISC. The primary governance function of the SGC is to review overall cybersecurity strategy and serve as a point of escalation for cybersecurity programme resource allocation and project prioritisation decisions. The SGC receives regular briefings on the same topics as the CTO Forum, as well as risk assessments and project updates on non-technology related cybersecurity risks, such as business processes for incident response and verification programmes for customer access to sensitive data; and adjacent risks, such as compliance.

PART III

ITEM 17: FINANCIAL STATEMENTS

The Registrant has responded to “Item 18: Financial Statements” in lieu of responding to this Item.

ITEM 18: FINANCIAL STATEMENTS

The information set forth under the headings ‘Consolidated income statement’, ‘Consolidated statement of comprehensive income’, ‘Consolidated statement of cash flows’, ‘Consolidated statement of financial position’, ‘Consolidated statement of changes in equity’ and ‘Notes to the consolidated financial statements’ on pages 138 to 185 of the RELX 2025 Annual Report is incorporated herein by reference to Exhibit 15.2.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of RELX PLC

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of RELX PLC (the “Group”) as of December 31, 2025, and 2024, the related consolidated income statements, statements of comprehensive income, cash flows and changes in equity for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group at December 31, 2025, and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Group's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated February 11, 2026 expressed an unqualified opinion thereon.

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

Uncertain tax positions

Description of the Matter

As described in note 9 to the consolidated financial statements and note 1 in the accounting policies, the Group is subject to tax in numerous jurisdictions. Provisions related to uncertain tax positions totaled £159 million at December 31, 2025. The Group’s operational structure combined with its multinational presence requires the Company to exercise judgement in determining the amount of tax that could be payable. The Group reports cross-border transactions undertaken between subsidiaries on an arm’s-length basis in tax returns in accordance with the Organisation for Economic Co-operation and Development (OECD) guidelines. Transfer pricing for these cross-border transactions relies on the exercise of judgement and it is reasonably possible for there to be a range of potential outcomes in relation to uncertain tax positions for certain key locations in which the Group operates. The valuation of the uncertain tax positions adopted by the Company requires judgement as they are based on interpretations of tax laws and regulations.

Auditing the Group’s uncertain tax positions was subjective due to the range of possible outcomes in the valuation of the provision.

How We Addressed the Matter in Our Audit

Our procedures included obtaining an understanding of the tax provisioning processes and evaluating the design and testing the operating effectiveness of internal controls over the tax provisioning process. For example, we tested controls over management’s review and approval of the uncertain tax position provisions recorded, including the review of significant assumptions and judgements.

Our procedures performed on the uncertain tax positions, with the support of tax subject matter professionals, included, among others, meeting with members of management responsible for tax to understand the Group’s cross-border transactions, status of significant provisions, and any changes to management’s judgements in the year. We inspected correspondence with tax authorities and external advisors, and obtained an understanding of all significant matters to evaluate the underlying facts upon which the tax positions are based.

With the support of our tax subject matter professionals and transfer pricing specialists, we evaluated management’s significant assumptions and judgements related to new or existing tax matters by comparing to our independently calculated range of possible outcomes for certain tax exposures to assess the valuation of the uncertain tax position provision. We considered available information, including results of recent tax authority audits and knowledge of relevant tax laws and developments in the jurisdictions in which the Group maintain tax provisions. We tested the underlying schedules for arithmetic accuracy, as well as with reference to applicable tax laws. In addition, we evaluated the adequacy of the disclosures related to uncertain tax positions.

/s/ Ernst & Young LLP
We have served as the Group’s auditor since 2016.
London, United Kingdom
February 11, 2026

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
Adjusted net profit attributable to shareholders

Net profit attributable to shareholders before amortisation of acquired intangible assets, other deferred tax credits from intangible assets and items treated as exceptional, acquisition and disposal related items, fair value movements on cross-currency interest rate swaps not designated as hedges, net interest on the net defined benefit pension balance, disposals and other non-operating items. This provides a measure of the Group’s profitability after tax attributable to shareholders.

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
Underlying growth

Underlying growth rates are calculated at constant currency, and exclude revenue from acquisitions until twelve months after purchase, revenue of disposals and assets held for sale, print and print-related revenue and exhibition cycling. This is a key financial measure as it provides an assessment of year-on-year growth excluding the impact of acquisitions, disposals, print and print-related revenue, exhibition cycling and exchange rate movements.

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

4.11	RELX Group plc Restricted Share Plan 2014 (incorporated by reference from Exhibit 4.3 to the Registration Statement on Form S-8 (File No. 333-227636) filed with the SEC on October 1, 2018)
4.12	RELX Group plc Executive Share Option (incorporated by reference from Exhibit 4.4 to the Registration Statement on Form S-8 (File No. 333-227636) filed with the SEC on October 1, 2018)
4.13	RELX Group plc Long-Term Incentive Plan 2013 (incorporated by reference from Exhibit 4.5 to the Registration Statement on Form S-8 (File No. 333-227636) filed with the SEC on October 1, 2018)
4.14	RELX PLC Long-Term Incentive Plan 2023 (incorporated by reference from Exhibit 4.2 to the Registration Statement on Form S-8 (File No. 333-272478) filed with the SEC on June 7, 2023)
4.15	RELX PLC Executive Share Ownership Scheme 2023 (incorporated by reference from Exhibit 4.3 to the Registration Statement on Form S-8 (File No. 333-272478) filed with the SEC on June 7, 2023)
4.16	RELX PLC Employee Share Purchase Plan 2023 (incorporated by reference from Exhibit 4.4 to the Registration Statement on Form S-8 (File No. 333-272478) filed with the SEC on June 7, 2023)
8.0	List of subsidiaries, associates, joint ventures and business units
11.1	RELX Securities Dealing Code incorporated by reference from Exhibit 11.1 to the 2024 Annual Report on Form 20-F (File No. 001-13334) filed with the SEC on February 20, 2025

11.2	Restricted Persons Securities Dealing Code incorporated by reference from Exhibit 11.2 to the 2024 Annual Report on Form 20-F (File No. 001-13334) filed with the SEC on February 20, 2025
12.1	Certification Pursuant to Section 302 of Sarbanes-Oxley Act of 2002, by the Chief Executive Officer of RELX PLC
12.2	Certification Pursuant to Section 302 of Sarbanes-Oxley Act of 2002, by the Chief Financial Officer of RELX PLC
13.1	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, by the Chief Executive Officer of RELX PLC
13.2	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, by the Chief Financial Officer of RELX PLC
15.1	Independent Registered Public Accounting Firm’s Consent – Ernst & Young LLP
15.2*	RELX 2025 Annual Report
15.3	2023 Remuneration Policy Report
17.1	Subsidiary Guarantors and Issuers of Guaranteed Securities
97.1	RELX PLC Compensation Recovery Policy (incorporated by reference from Exhibit 97.1 to the 2023 Annual Report on Form 20-F (File No. 001-13334) filed with the SEC on February 22, 2024)
101.1

The following financial information for RELX formatted in Inline XBRL: (i) Consolidated Income Statement for the years ended December 31, 2023, 2024 and 2025; (ii) Consolidated Statement of Comprehensive Income for the years ended December 31, 2023, 2024 and 2025; (iii) Consolidated Statement of Cash Flows for the years ended December 31, 2023, 2024 and 2025; (iv) Consolidated Statement of Financial Position at December 31, 2024 and 2025; (v) Consolidated Statement of Changes in Equity for the years ended December 31, 2023, 2024 and 2025; and (vi) Notes to the Consolidated Financial Statements

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

*

Certain of the information included within Exhibit 15.2 is incorporated by reference in this Annual Report on Form 20-F, as specified elsewhere in this Annual Report on Form 20-F. With the exception of the items and pages so specified, the RELX 2025 Annual Report are not deemed to be filed as part of this Annual Report on Form 20-F. For the avoidance of doubt, other information mentioned in or contained within the RELX 2025 Annual Report, including the content of the RELX website and other pages or sections of the RELX 2025 Annual Report referenced, but not contained, in the items and pages so specified are not deemed to be filed as part of this Annual Report on Form 20-F.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this annual report on its behalf.

RELX PLC
Registrant

By: /s/ E ENGSTROM

E Engstrom
Chief Executive Officer

By: /s/ N LUFF

N Luff
Chief Financial Officer

Dated: February 19, 2026